Form 20-F
period 2007-12-31
CNINSURE INC.
filed 2008-06-20
CIK 1413855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number: 001-33768

CNINSURE INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

21/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(Address of principal executive offices)

Peng Ge, Chief Financial Officer

Tel: +86 20 6122-2777

E-mail: gp@cninsure.net

Fax: +86 20 6122-2329

21/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value US$0.001 per share	The NASDAQ Stock Market LLC* (The NASDAQ Global Market)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Market of American depositary shares, each representing 20 ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 912,497,726 ordinary shares, par value US$0.001 per share as of December 31, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒             International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐             Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

In this annual report, unless the context otherwise requires:

•

“we,” “us,” “our company,” “our” or “CNinsure” refer to CNinsure Inc., its subsidiaries and any entity carrying on CNinsure’s current business prior to the restructuring transactions in July 2007, through which CNinsure became the listing vehicle in our initial public offering, and their respective subsidiaries and consolidated affiliated entities;

•	“China United Financial Services” refers to China United Financial Services Holdings Limited, a company incorporated in the British Virgin Islands, which is a principal shareholder of our company;

•	“CISG Holdings” refers to CISG Holdings Ltd., a company incorporated in the British Virgin Islands, which is a wholly-owned subsidiary of our company;

•	“Meidiya Investment” refers to Guangdong Meidiya Investment Co., Ltd., our consolidated affiliated entity in China;

•	“Yihe Investment” refers to Sichuan Yihe Investment Co., Ltd., our consolidated affiliated entity in China;

•	“Yiqiman Management” refers to Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd., our directly-held subsidiary in China;

•	“Haidileji Enterprise” refers to Haidileji Enterprise Image Planning (Shenzhen) Co., Ltd., our directly-held subsidiary in China;

•	“Ruisike Consulting” refers to Beijing Ruisike Management Consulting Company Limited, our indirectly-held subsidiary in China;

•	“Zhongqi Consulting” refers to Guangzhou Zhongqi Enterprise Management Consulting Company Limited, our indirectly-held subsidiary in China;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Taiwan, Hong Kong and Macau;

•

“provinces” of China refers to the 22 provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing) and the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi);

•	the “CIRC” refers to China Insurance Regulatory Commission;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents 20 ordinary shares;

•	“U.S. GAAP” refers to general accepted accounting principles in the United States;

•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 and as of December 31, 2006 and 2007.

We and certain selling shareholders of our company completed the initial public offering of 13,526,773 ADSs, each representing 20 ordinary shares, on November 5, 2007. On October 31, 2007, we listed our ADSs on The Nasdaq Global Market under the symbol “CISG.”

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our anticipated growth strategies;

•	the anticipated growth of our life insurance business;

•	our future business development, results of operations and financial condition;

•	factors that affect our future revenues and expenses;

•	the future growth of the Chinese insurance industry as a whole and the professional insurance intermediary sector in particular;

•	trends and competition in the Chinese insurance industry; and

•	economic and demographic trends in the PRC.

You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information—Risk Factors” of this annual report. Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected combined/consolidated financial data for the year ended December 31, 2004 and as of December 31, 2004 have been derived from our audited combined/consolidated financial statements, which are not included in this annual report. Our selected combined financial data for the year ended December 31, 2003 and as of December 31, 2003 have been derived from our unaudited financial statements, which are not included in this annual report, but which have been prepared on the same basis as our audited consolidated financial statements.

The historical results for the years ended December 31, 2003 and 2004 are prepared to reflect, on a combined basis, all of the insurance brokerage and agency service businesses for the entire years of 2003 and 2004, including those entities transferred from China United Financial Services on June 9, 2004 and those operations held by entities of China United Financial Services that we did not acquire. Accordingly, the revenues, expenses, assets and liabilities related to the insurance brokerage and agency services for the year ended December 31, 2003 and for the period from January 1, 2004 to June 8, 2004 and as of December 31, 2003 and June 8, 2004 held by China United Financial Services entities that we did not acquire have been “carved out” from those entities and combined with those of our company for the entire period on a basis that our management considers to be reasonable. Therefore, the historical financial information that has been presented for the periods prior to our reorganization on June 9, 2004 does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during those periods presented. China United Financial Services did not account for us, and we were not operated, as a separate, stand-alone entity prior to June 9, 2004. We prepared our combined financial information on the same basis as we adopted for the preparation of the consolidated financial information for the years ended December 31, 2005, 2006 and 2007. In this annual report, our consolidated financial information for 2003 through 2007 refers collectively to our combined financial information for the years ended December 31, 2003 and 2004 and the consolidated financial information for the years ended December 31, 2005, 2006 and 2007.

	For the Year Ended December 31,
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues:
Commissions and fees	26,893	33,401	142,520	245,652	446,929	61,268
Other service fees	3,263	564	1,179	897	1,216	167

Total net revenues	30,156	33,965	143,699	246,549	448,145	61,435

Operating costs and expenses:
Commissions and fees	(5,915)	(4,256)	(65,752)	(133,076)	(232,550)	(31,880)
Selling expenses	(1,221)	(2,432)	(5,527)	(11,288)	(9,514)	(1,304)
General and administrative expenses (1)	(17,520)	(120,576)	(78,879)	(52,119)	(68,177)	(9,346)

Total operating costs and expenses	(24,656)	(127,264)	(150,158)	(196,483)	(310,241)	(42,530)

Income (loss) from operations	5,500	(93,299)	(6,459)	50,066	137,904	18,905
Other income (expense), net:
Interest income	36	49	445	5,364	16,235	2,225
Interest expense	(5)	(15)	(19)	(34)	(25)	(3)
Others, net	—	158	(15)	5	(2)	—

Net income (loss) before income taxes	5,531	(93,107)	(6,048)	55,401	154,112	21,127
Net income tax benefit (expense)	(1,350)	396	(672)	573	(3,178)	(436)

Net income (loss) before minority interest	4,181	(92,711)	(6,720)	55,974	150,934	20,691
Minority interest	—	—	27	1,421	2,424	332

Net income (loss)	4,181	(92,711)	(6,693)	57,395	153,358	21,023

Net income (loss) per share (giving effect to the 10,000-for-1 share exchange in 2007):
Basic	0.0250	(0.5552)	(0.0139)	0.0883	0.2178	0.0299
Diluted	0.0250	(0.5552)	(0.0139)	0.0875	0.2143	0.0294
Net income (loss) per ADS:
Basic	0.5000	(11.1040)	(0.2780)	1.7660	4.3551	0.5970
Diluted	0.5000	(11.1040)	(0.2780)	1.7500	4.2858	0.5875
Shares used in calculating net income (loss) per share (giving effect to the 10,000-for-1 share exchange in 2007):
Basic	166,980,000	166,980,000	482,770,000	650,000,000	704,273,232	704,273,232
Diluted	166,980,000	166,980,000	482,770,000	655,970,000	715,649,950	715,649,950
Dividends declared per share (2)	—	170	523	585	0.1023	0.0140

(1)	Share-based compensation expenses included in our general and administrative expenses were RMB56.5 million, RMB24.1 million and RMB5.0 million (US$0.7 million) in 2005, 2006 and 2007, respectively.

(2)	The 2004 and 2005 dividends were declared in 2006 and the 2006 and 2007 dividends were declared in 2007. These dividends were not paid at the time they were declared. In 2007, we paid all of the previously declared but unpaid dividends totaling approximately RMB140.0 million (US$19.2 million). The per-share amounts for 2004, 2005 and 2006 were determined based on the number of shares of CISG Holdings outstanding as of the respective record dates for the dividends declared, without giving effect to the 10,000-for-1 share exchange in July 2007. The per-share amount for 2007 was determined based on the number of shares of our company outstanding as of September 30, 2007.

	As of December 31,
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	11,924	29,123	174,634	223,926	1,544,817	211,775
Total current assets	79,302	53,664	281,752	355,703	1,608,256	220,472
Total assets	80,952	56,922	286,736	379,622	1,640,164	224,846
Total current liabilities	38,337	14,005	43,049	75,524	53,337	7,311
Total liabilities	38,955	14,591	43,370	76,321	54,928	7,529
Minority interests	—	—	2,423	13,717	18,324	2,512
Net assets	41,997	42,331	240,943	289,584	1,566,912	214,805
Total shareholders’ equity	41,997	42,331	240,943	289,584	1,566,912	214,805
Total liabilities and owners’ equity	80,952	56,922	286,736	379,622	1,640,164	224,846

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 19, 2008, the noon buying rate was RMB6.8770 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
December	7.2946	7.3682	7.4120	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9377
June (through June 19, 2008)	6.8770	6.9152	6.9633	6.8770

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Our Industry

Our limited operating history, especially our limited experience in distributing life insurance products, may not provide an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced our insurance intermediary business in 1999 by distributing automobile insurance products and expanded our offerings to other types of property and casualty insurance products in 2002. We started distributing individual life insurance products in January 2006. By May 31, 2008, we had acquired, through our consolidated affiliated entities, equity interests ranging from 55% to 100% in five insurance agencies that specialize in distributing life insurance products. Life insurance products accounted for 8.4% and 10.3% of our total commissions and fees earned in 2006 and 2007, respectively. We have made the distribution of life insurance products one of the focuses of our future growth strategy. We cannot assure you that this strategic move will be successfully implemented. If our life insurance business fails to grow successfully, our future growth will be significantly affected. In addition, our limited operating history, especially our limited experience in selling life insurance products, may not provide a meaningful basis for you to evaluate our business, financial performance and prospects.

If we fail to attract and retain productive agents, especially entrepreneurial agents, our business could suffer.

A substantial portion of our sales of property and casualty insurance products and our entire sales of life insurance products are conducted through our individual sales agents, who are not our employees. In 2007, individual sales agents contributed approximately 84.8% of our commissions and fees earned from property and casualty insurance products. Some sales agents are more productive than others. Further, in recent years, some entrepreneurial management staff or senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We refer to these individuals as entrepreneurial agents. An entrepreneurial agent is usually able to assemble and lead a team of sales agents. We have been actively recruiting and will continue to recruit entrepreneurial agents to join our distribution network as our sales agents. Entrepreneurial agents have been instrumental to the development of our life insurance business. If we are unable to attract, retain and build on the core group of highly productive agents and entrepreneurial agents, our business could be materially and adversely affected. Competition for agents from insurance companies and other insurance intermediaries may also force us to increase the compensation of our agents and in-house sales representatives, which would increase operating costs and reduce our profitability.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates, which could adversely affect our growth.

We expect a significant portion of our future growth to come from acquisitions of high-quality independent insurance agencies, brokerages and claims adjusting companies. There is no assurance that we can successfully identify suitable acquisition candidates, especially in those provinces where we do not yet have a presence. Even if we identify suitable candidates, we may not be able to complete an acquisition on terms that are commercially acceptable to us. In addition, we compete with other entities to acquire high-quality independent insurance agencies, brokerages and claims adjusting companies. Many of our competitors may have substantially greater financial resources than we do and may be able to outbid us for these acquisition targets. If we are unable to complete acquisitions, our growth strategy will be impeded and our earnings or revenue growth will be negatively affected.

If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.

Even if we succeed in acquiring other insurance agencies, brokerages and claims adjusting companies, our ability to integrate an acquired entity and its operations is subject to a number of factors. These factors include difficulties in the integration of acquired operations and retention of personnel, especially the sales agents who are not employees of the acquired company, entry into unfamiliar markets, unanticipated problems or legal liabilities, and tax and accounting issues. The need to address these factors may divert management’s attention from other aspects of our business and materially and adversely affect our business prospects. In addition, costs associated with integrating newly acquired companies could negatively affect our operating margins.

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the insurance products in which a company specializes, the loss of key clients after the acquisition closes, general economic factors that impact a company in a direct way and the cultural incompatibility of an acquired company’s management team with us. If an acquired company could not be operated at the same profitability level as our existing operations, the acquisition would have a negative impact on our operating margin. Our inability to successfully integrate an acquired entity or its failure to perform to our expectations may materially and adversely affect our business, prospects, results of operations and financial condition.

Our business and prospects could be materially and adversely affected if we are not able to manage our growth successfully.

We commenced our insurance intermediary business in 1999 and have expanded our operations substantially in recent years. Our distribution network expanded from one company in one province to 33 insurance agencies and brokerages in 13 provinces as of May 31, 2008. In addition, we have expanded our service offerings to cover insurance claims adjusting services. We anticipate significant continued growth in the future through multiple means, including franchising. Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. To manage and support our continued growth, we must continue to improve our operational, administrative, financial and technological systems, procedures and controls, and expand, train and manage our growing employee and agent base. Furthermore, our management will be required to maintain and expand our relationships with insurance companies, other insurance intermediaries, regulators and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to effectively and efficiently manage our expansion could materially and adversely affect our ability to capitalize on new business opportunities, which in turn could have a material adverse effect on our results of operations.

Because the commission and fee revenue we earn on the sale of insurance products is based on premiums and commission and fee rates set by insurance companies, any decrease in these premiums or commission and fee rates may have an adverse effect on our results of operation.

We are engaged in the insurance agency and brokerage business and derive revenues primarily from commissions and fees paid by the insurance companies whose policies our customers purchase. The commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors that affect insurance companies. These factors, which are not within our control, include the capacity of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers and the tax deductibility of commissions and fees. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by China Insurance Regulatory Commission, or the CIRC.

Because we do not determine, and cannot predict, the timing or extent of premium or commission and fee rate changes, we cannot predict the effect any of these changes may have on our operations. Since China’s entry into the WTO in December 2001, intense competition among insurance companies has led to a gradual decline in premium rate levels of some property and casualty insurance products. Although such decline may stimulate demand for insurance products and increase our total sales volume, it also reduces the commissions and fees we earned on each policy sold. Any decrease in premiums or commission and fee rates may significantly affect our profitability. In addition, our budget for future acquisitions, capital expenditures and other expenditures may be disrupted by unexpected decreases in revenues caused by decreases in premiums or commission and fee rates, thereby adversely affecting our operations.

Competition in our industry is intense and, if we are unable to compete effectively, we may lose customers and our financial results may be negatively affected.

The insurance intermediary industry in China is highly competitive, and we expect competition to persist and intensify. We face competition from insurance companies that use their in-house sales force and exclusive sales agents to distribute their products, from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships, and from other professional insurance intermediaries. We compete for customers on the basis of product offerings, customer services and reputation. Many of our competitors have greater financial and marketing resources than we do and may be able to offer products and services that we do not currently offer and may not offer in the future. If we are unable to compete effectively against those competitors, we may lose customers and our financial results may be negatively affected.

Quarterly and annual variations in our commission and fee revenue may have unexpected impacts on our results of operations.

Our commission and fee revenue is subject to both quarterly and annual fluctuations as a result of the seasonality of our business, the timing of policy renewals and the net effect of new and lost business. Historically, our commission and fee revenue for the fourth quarter of any given year has been the highest among all four quarters, while our commission and fee revenue for the first quarter of any given year has been the lowest among all four quarters. The factors that cause the quarterly and annual variations are not within our control. Specifically, consumer demand for insurance products can influence the timing of renewals, new business and lost business, which generally includes policies that are not renewed, and cancellations. As a result, you may not be able to rely on quarterly or annual comparisons of our operating results as an indication of our future performance.

If our contracts with insurance companies are terminated or changed, our business and operating results could be adversely affected.

We primarily act as agents for insurance companies in distributing their products to retail customers. Our relationships with the insurance companies are governed by agreements between us and the insurance companies. Most of our contracts with insurance companies are entered into at a local level between their respective provincial, city and district branches and our affiliated insurance agencies and brokerages. Generally, each branch of these insurance companies has independent authority to enter into contracts with our affiliated insurance agencies and brokerages, and the termination of a contract with one branch has no effect on our contracts with the other branches. See “Item 4.B. Information on the Company—Business Overview—Insurance

Company Partners.” These contracts establish, among other things, the scope of our authority, the pricing of the insurance products we distribute and our fee rates. These contracts typically have a term of a year and some of them can be terminated by the insurance companies with little advance notice. Moreover, before or upon expiration of a contract, the insurance company that is a party to that contract may agree to renew it only with changes in its terms, including the amount of commissions and fees we receive, which could reduce our revenues from that contract.

For the year ended December 31, 2007, our top five insurance company partners, after aggregating the business conducted between their local branches and our insurance agencies and brokerages, were PICC Property and Casualty Company Limited, or PICC, China Pacific Property Insurance Co., Ltd, or China Pacific Property, Ping An Property & Casualty Insurance Company of China, Ltd., or Ping An Property, AVIVA-COFCO Life Insurance Co., Ltd., or AVIVA-COFCO, and Sunshine Property and Casualty Insurance Co., Ltd., or Sunshine Property. Among them, PICC, China Pacific Property and Ping An Property each accounted for more than 10% of our total net revenues in 2007, with PICC accounting for 33%, China Pacific accounting for 15% and Ping An accounting for 11%. The termination of our contracts with insurance companies that in the aggregate account for a significant portion of our business, or changes in the material terms of these contracts, could adversely affect our business and operating results.

Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.

We operate through affiliated insurance agencies, brokerages and claims adjusting companies located in 13 provinces. These companies report their results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of a negative business development such as the possible loss of a relationship with an insurance company or a regulatory inquiry or other action, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

Our dependence on the founders and key managers of the acquired firms may limit our ability to effectively manage our business.

In the acquisitions we have completed to date, the founders and key managers of the acquired firms continue to manage the acquired business. They are responsible for ordinary course operational decisions, including personnel and office location, subject to our oversight. They also maintain the primary relationship with customers and the local branches of insurance companies. Although we maintain internal controls to oversee our nationwide operations, this operating structure exposes us to the risk of losses resulting from day-to-day decisions of the managers of the acquired firms. Unsatisfactory performance by these managers could hinder our ability to grow and could have a material adverse effect on our business.

Our future success depends on the continuing efforts of our senior management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team and other key personnel, in particular Mr. Yinan Hu, our chairman and chief executive officer, Mr. Qiuping Lai, our president, and Mr. Peng Ge, our chief financial officer and vice president. In addition, because of the importance of training to our business, our team of dedicated training professionals plays a key role in our operations. If one or more of our senior executives or other key personnel, including key training personnel, are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high- quality senior executives or key personnel in the future. As is customary in the PRC, we do not have insurance coverage for the loss of our senior management team or other key personnel.

In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, sensitive trade information and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us which contains confidentiality and non-competition provisions. These agreements generally have an initial term of three years, and are automatically extended for successive one-year terms unless terminated earlier pursuant to the terms of the agreement. See “Item 6. Directors, Senior Management and Employees—Employment Agreements” for a more detailed description of the key terms of these employment agreements. If any disputes arise between any of our senior executives or key personnel and us, we cannot assure you of the extent to which any of these agreements may be enforced.

Agent and employee misconduct is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.

Agent or employee misconduct could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:

•	engaging in misrepresentation or fraudulent activities when marketing or selling insurance products to customers;

•	hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses; or

•	otherwise not complying with laws and regulations or our control policies or procedures.

We cannot always deter agent or employee misconduct, and the precautions we take to prevent and detect these activities may not be effective in all cases. We cannot assure you, therefore, that agent or employee misconduct will not lead to a material adverse effect on our business, results of operations or financial condition.

All of our personnel engaging in insurance agency or brokering activities are required under relevant PRC regulations to have a qualification certificate issued by the CIRC. If these qualification requirements are strictly enforced, our business may be materially and adversely affected.

All of our personnel who engage in insurance agency or brokering activities are required under relevant PRC regulations to obtain a qualification certificate from the CIRC in order to conduct insurance agency or brokering business. See “Item 4.B.—Business Overview—Regulation.” Under these regulations, insurance agencies and brokerages that retain unqualified personnel to engage in insurance sales activities may be fined up to RMB10,000. As of March 31, 2008, approximately 81.6% of our sales professionals had received a qualification certificate, compared with a national average qualification rate of approximately 76.5% for insurance intermediaries as reported by the CIRC.

In addition, we understand that the CIRC may require, in the near future, that every individual agent carry credentials showing specified information when conducting agency business. If more local CIRC agencies were to strictly enforce these regulations in the future, and if a substantial number of our sales forces remain unqualified, our business may be adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance professionals to obtain the necessary CIRC qualification certificate. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

Our businesses are highly regulated, and the administration, interpretation and enforcement of the laws and regulations currently applicable to us involve uncertainties, which could materially and adversely affect our business and results of operations.

We operate in a highly regulated industry. The CIRC has extensive authority to supervise and regulate the insurance industry in China. In exercising its authority, the CIRC is given wide discretion, and the administration, interpretation and enforcement of the laws and regulations applicable to us involve uncertainties that could materially and adversely affect our business and results of operations. For example, it is not clear when the CIRC will start strictly enforcing the qualification requirements for sales professionals affiliated with professional insurance intermediaries like us. Although we have not had any material violations to date, we cannot assure you that our operations will always be consistent with the interpretation and enforcement of the laws and regulations by the CIRC from time to time.

Further development of regulations in China may impose additional costs and restrictions on our activities.

China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry. For example, under the consultation paper for administration of insurance agencies and brokerages promulgated by the CIRC, insurance agency or brokerage companies will likely be required to increase their guaranty deposit, which generally cannot be withdrawn without the CIRC’s approval, when they open any new branches. Such increase would reduce the amount of cash available for other business purposes. Under the same consultation paper, sole-proprietor insurance agencies will likely be allowed, which could lead to intensified competition among insurance agencies. Such development of regulations could materially and adversely affect our business and results of operations.

We conduct some of our business through two of our subsidiaries, which do not possess insurance agency or brokerage licenses.

Two of our subsidiaries run our operating platform and maintain our customer database. In addition, they provide information about potential customers to insurance companies, which pay fees to these subsidiaries if these customers purchase insurance policies. Our PRC counsel, Commerce & Finance Law Offices, has informed us that, in its opinion, the provision of customer information to and the collection of fees from insurance companies by our subsidiaries comply with existing PRC laws and regulations. We cannot assure you, however, that the relevant PRC regulatory authorities will not take a view contrary to ours or that of our PRC counsel. If the CIRC clarifies existing regulations on insurance agencies and brokerages or adopts new regulations that classify the provision of customer information to insurance companies as a form of insurance agency or brokerage services, our subsidiaries may be deemed to have engaged in insurance agency or brokerage services without proper license and, as a result, we may be subject to administrative penalties, which may have a material adverse effect on our results of operations.

We have identified several significant deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under U.S. securities laws. The Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2008.

Prior to our initial public offering in October 2007, we had been a private company with limited accounting personnel with U.S. GAAP experience and other resources with which to adequately address our internal control over our financial closing and reporting process and other procedures. During the course of preparing our consolidated financial statements as of and for the three years ended December 31, 2004, 2005 and 2006 in connection with our initial public offering, we identified a number of control deficiencies, which include significant deficiencies, in our internal control over financial reporting. Many of the deficiencies noted below were communicated to us from our independent registered public accounting firm as observations which stemmed from their audit. However, as noted in their report, their audit included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. The significant deficiencies identified include: (1) a lack of formal internal controls over financial closing and reporting processes; (2) a lack of a formal risk assessment process; (3) a lack of accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements; (4) a lack of regular preparation of U.S. GAAP consolidated management accounts; and (5) the absence of an audit committee. Similarly, during the course of preparing our consolidated financial statements as of and for the year ended December 31, 2007, with the assistance of our independent registered public accounting firm, we identified a number of control deficiencies, including a significant deficiency, in our internal control over financial reporting. This significant deficiency refers to a lack of formal internal control over financial closing and reporting process. It is important to note that we did not undertake a comprehensive assessment of our internal controls for purposes of identifying and reporting control deficiencies as we will be required to do under Section 404 of the Sarbanes-Oxley Act. Had we undertaken such an assessment, additional significant deficiencies or material weaknesses may have been identified.

In order to tackle the control deficiencies identified, we have: (1) developed formal procedures to prepare U.S. GAAP consolidated financial information on a monthly basis; and (2) established an audit committee, which will fully comply with applicable SEC and Nasdaq Marketplace Rules requirements before the expiration of the one-year transition period for newly public companies. In addition, we are in the process of, among other things, (1) preparing, with the help of an outside financial consulting firm, a comprehensive accounting policies and procedures manual covering U.S. GAAP, which our accounting personnel are required to become familiar with and follow; (2) hiring additional accounting personnel with external reporting experience, including knowledge of the SEC reporting requirements and U.S. GAAP, and additional investor relations personnel; and (3) establishing, with the help of an outside financial consulting firm, a risk assessment process that will comply with the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, a private sector organization dedicated to improving the quality of financial reporting.

We plan to remediate these significant deficiencies in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If, however, we fail to timely achieve and maintain effective internal controls, we may not be able to produce reliable financial reports and prevent fraud. Moreover, if we and our independent registered public accounting firm were not able to conclude that we have effective internal controls over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

We may face legal action by the former employers or principals of entrepreneurial agents who join our distribution network.

Competition for productive sales agents is intense within the Chinese insurance industry. When an entrepreneurial agent leaves his or her employer or principal to join our distribution network as our sales agent, we may face legal action by the former employer or principal of the entrepreneurial agent on the ground of unfair competition or breach of contract. As of the date of this annual report, there has been no such action filed or threatened against us. We cannot assure you that this will not happen in the future. Any such legal actions, regardless of merit, could be expensive and time-consuming and could divert resources and management attention from the operation of our business. If we were found liable in such a legal action, we might be required to pay substantial damages to the former employer or principal of the entrepreneurial agent, and our business reputation might be harmed. Moreover, the filing of such a legal action may discourage potential entrepreneurial agents from leaving their employers or principals, thus reducing the number of entrepreneurial agents we can recruit and potentially harming our growth prospects.

If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.

When we acquire a business, a substantial portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. As of December 31, 2007, goodwill represented RMB9.2 million (US$1.3 million), or 0.6% of our total shareholders’ equity of RMB1.6 billion (US$215.3 million). As of December 31, 2007, other intangible assets represented RMB4.3 million (US$0.6 million), or 0.3% of our total shareholders’ equity. Under current accounting standards, if we determine goodwill or intangible assets are impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. As we implement our growth strategy through acquisitions, goodwill and intangible assets may comprise an increasingly larger percentage of our shareholders’ equity and any write-down related to such goodwill and intangible assets may adversely and materially affect our shareholders’ equity and financial results.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large number of transactions across different markets and products at a time when transaction processes have become increasingly complex and the volume of such transactions is growing rapidly. The proper functioning of our financial control, accounting, customer database, customer service and other data processing systems, together with the communication systems between our various subsidiaries and consolidated affiliated entities and our main offices in Guangzhou, is critical to our business and to our ability to compete effectively. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

If we are unable to respond in a timely and cost-effective manner to rapid technological change in the insurance intermediary industry, there may be a resulting adverse effect on business and operating results.

The insurance industry is increasingly influenced by rapid technological change, frequent new product and service introductions and evolving industry standards. For example, the insurance intermediary industry has increased use of the Internet to communicate benefits and related information to consumers and to facilitate information exchange and transactions. We believe that our future success will depend on our ability to continue to anticipate technological changes and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, product and service opportunities that our competitors develop or introduce may render our products and services noncompetitive. As a result, we can give no assurances that technological changes that may affect our industry in the future will not have a material adverse effect on our business and results of operations.

We face risks related to health epidemics, severe weather conditions and other catastrophes, which could materially and adversely affect our business.

Our business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome, or SARS, another health epidemic, severe weather conditions or other catastrophes. In recent years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In January and February 2008, a series of severe winter storms afflicted extensive damages and significantly disrupted people’s lives in large portions of southern and central China. In May 2008, an earthquake measuring 8.0 on the Richter scale hit Sichuan Province in southwestern China, causing huge casualties and property damages. Because our business operations rely heavily on the sales efforts of individual sales agents and in-house sales representatives, any prolonged recurrence of avian flu or SARS, or the occurrence of other adverse public health developments, severe weather conditions such as the massive snow storms in January and February 2008 and other catastrophes such as the Sichuan earthquake may significantly disrupt our staffing and otherwise reduce the activity level of our sales force, thus causing a material and adverse effect on our business operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance intermediary companies. We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, two PRC companies, Meidiya Investment and Yihe Investment, the shareholders and the subsidiaries of Meidiya Investment and Yihe Investment. Meidiya Investment and Yihe Investment together, directly or indirectly, held equity interests ranging from 51% to 100% in 35 PRC insurance agencies, brokerages and claims adjusting companies as of May 31, 2008. These wholly and majority-owned subsidiaries of Meidiya Investment and Yihe Investment hold the licenses and permits necessary to conduct our insurance intermediary business in China.

Our contractual arrangements with Meidiya Investment, Yihe Investment, their shareholders and their subsidiaries enable us to:

•	exercise effective control over Meidiya Investment, Yihe Investment and their subsidiaries;

•

receive a substantial portion of the economic benefits of the subsidiaries of Meidiya Investment and Yihe Investment in consideration for the services provided by our wholly-owned subsidiaries in China; and

•	have an exclusive option to purchase all or part of the equity interests in each of Meidiya Investment, Yihe Investment and their subsidiaries when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Meidiya Investment, Yihe Investment and their subsidiaries and have consolidated them into our consolidated financial statements. If we, our PRC subsidiaries, Meidiya Investment, Yihe Investment or any of the existing and future subsidiaries of Meidiya Investment and Yihe Investment is found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the CIRC, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries and consolidated affiliated entities;

•	restricting or prohibiting any related-party transactions among our PRC subsidiaries and consolidated affiliated entities;

•	imposing fines or other requirements with which we, our PRC subsidiaries or our consolidated affiliated entities may not be able to comply;

•	requiring us, our PRC subsidiaries or our consolidated affiliated entities to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with Meidiya Investment, Yihe Investment and their subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with our PRC consolidated affiliated entities, Meidiya Investment and Yihe Investment, and their subsidiaries and shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure—Our Corporate Structure and Contractual Arrangements” and “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements with Meidiya Investment, Yihe Investment, Their Shareholders and Their Subsidiaries.” These contractual arrangements may not be as effective in providing us with control over Meidiya Investment, Yihe Investment and their subsidiaries as direct ownership. We have no direct or indirect equity interests in Meidiya Investment, Yihe Investment or any of their subsidiaries.

If we had direct ownership of Meidiya Investment, Yihe Investment and their subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Meidiya Investment, Yihe Investment and their subsidiaries, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if Meidiya Investment, Yihe Investment or any of their subsidiaries and shareholders fails to perform its or his obligations under these contractual arrangements, we may have to incur substantial costs and other resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Meidiya Investment and Yihe Investment were to refuse to transfer their equity interest in Meidiya Investment and Yihe Investment to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations.

To secure our loans to the three individual shareholders of Meidiya Investment and Yihe Investment, we entered into equity pledge agreements with them under which they pledged their equity interests in Meidiya Investment and Yihe Investment to us. But we were unable to register the pledges because the relevant local administration for industry and commerce, which maintain public records of business entities, did not handle this kind of pledge at the time when our equity pledge agreements became effective. This could allow the shareholders to dishonor their pledges and re-pledge the equity interests to another person. Due to the lack of registration with the relevant administration for industry and commerce, we rely on these individuals to abide by the contracts laws of China and honor their contracts with us. According to the Property Rights Law, which became effective as of October 1, 2007, pledge rights for a pledge of equity are created at the time of the processing of the registration of the pledge by the relevant administration for industry and commerce. Although the PRC Property Rights Law does not have retrospective effect on pledges created prior to its effectiveness, we would need to register our existing pledges with the relevant administration for industry and commerce before any third party could register its pledge rights in order to protect our pledge rights against any third party to whom the shareholders might re-pledge their equity interests after the effectiveness of the Property Rights Law. Due to the lack of operational procedures under the Property Rights Law applicable to the registration of equity pledges, we cannot assure you that we will be able to get our equity pledge registration processed by the relevant administration for industry and commerce before any third party would be able to complete the registration.

All of our contractual arrangements with Meidiya Investment, Yihe Investment and their subsidiaries and shareholders are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected.

The shareholders of Meidiya Investment and Yihe Investment may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Three individual shareholders, Mr. Jianguo Cui, Mr. Zhenyu Wang and Mr. Qiuping Lai, hold 100% of the equity interests in each of Meidiya Investment and Yihe Investment. Mr. Wang was designated by CDH Inservice Limited, one of our principal shareholders. Mr. Lai is our co-founder and president. Mr. Cui was designated by Cathay Auto Services Limited, another of our principal shareholders. Conflicts of interest may arise between Mr. Wang’s or Mr. Cui’s dual role as a shareholder of our consolidated affiliated entities subject to various contractual arrangements with us and as a director or officer of entities controlling CDH Inservice Limited or Cathay Auto Services Limited. Similarly, Mr. Lai’s dual role as a shareholder of our consolidated affiliated entities and as our president may cause conflicts of interest. We do not have existing arrangements to address these potential conflicts of interest and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor.

Contractual arrangements we have entered into with the subsidiaries of Meidiya Investment and Yihe Investment may be subject to scrutiny by the PRC tax authorities and a finding that we or the subsidiaries of Meidiya Investment and Yihe Investment owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our subsidiaries and the subsidiaries of Meidiya Investment and Yihe Investment do not represent an arm’s-length price and adjust the income of the subsidiaries of Meidiya Investment and Yihe Investment in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the subsidiaries of Meidiya Investment and Yihe Investment, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans to our PRC subsidiaries and consolidated affiliated entities or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through PRC subsidiaries and consolidated affiliated entities. In order to provide additional funding to our PRC subsidiaries and consolidated affiliated entities, we may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries.

Any loans we make to either of our directly-held PRC subsidiaries, Haidileji Enterprise or Yiqiman Management, both of which are treated as foreign-invested enterprises under PRC law, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK$184 million in foreign debts as of May 31, 2008. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

Any loans we make to any of our indirectly-held PRC subsidiaries (those PRC subsidiaries which we hold indirectly through Haidileji Enterprise and Yiqiman Management) or to any of our PRC consolidated affiliated entities, all of which are treated as PRC domestic companies rather than foreign-invested enterprises under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, medium- and long-term international commercial loans to PRC domestic companies are subject to approval by the National Development and Reform Commission, and short-term international commercial loans to PRC domestic companies are subject to the balance control system effected by the SAFE. Due to the above restrictions, we are not likely to make loans to any of our indirectly-held PRC subsidiaries or to any of our PRC consolidated affiliated entities.

Any capital contributions we make to our PRC subsidiaries, including directly-held and indirectly-held PRC subsidiaries, must be approved by the PRC Ministry of Commerce or its local counterparts and registered with the SAFE or its local counterparts. Such applications and registrations could be time consuming and their outcomes would be uncertain.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or PRC consolidated affiliated entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years or so, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, the PRC government still owns a substantial portion of productive assets in China. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising interest rates and bank reserve requirements to place additional limitations on the ability of commercial banks to make loans, in order to contain the growth of specific segments of China’s economy that it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

Our revenue and earnings from the distribution of life insurance products may be affected by fluctuations in interest rates and other general economic conditions in China.

General economic and market factors in China, such as changes in interest rates and in the securities markets, can affect our commission and fee revenue from the sale of life insurance products. These factors can affect the volume of new sales and the extent to which our customers keep their policies in force year after year. Due to China’s recent fast growing economy, the Chinese government may take further measures, including further raising interest rates, in an effort to ensure sustainable economic growth. If interest rates were to further increase in the future, competing investment products offering higher returns could become more attractive to potential purchasers than the life insurance products we market and distribute. Increases in interest rates also may lead our customers to surrender and withdraw some life insurance policies purchased from us in order to seek other investments with higher returns. These surrenders and withdrawals will end the recurring fee revenue we would otherwise earn if the insurance polices were maintained. China’s stock market experienced substantial growth in 2005, 2006 and 2007. The perceived higher returns of investments in the stock market also may lead to reduced sales, and early terminations, of certain life insurance policies, thus adversely affecting our commission and fee revenue. We cannot guarantee that we will be able to compete with alternative products if these market forces make the life insurance products we sell unattractive to our target customers.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign- owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Although since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management named in this annual report.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade- related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. But approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The newly enacted PRC Enterprise Income Tax Law could increase the enterprise income tax rate applicable to some of our PRC subsidiaries and consolidated affiliated entities, which could have a material adverse effect on our result of operations.

Pursuant to the applicable PRC tax laws effective before January 1, 2008, foreign-invested enterprises were generally subject to state and local foreign enterprise income taxes at statutory rates of 30% and 3%, respectively, and domestic enterprises were subject to enterprise income tax, or EIT, at the statutory rate of 33%. Enterprises located in Shenzhen, a special economic zone, were subject to an EIT rate of 15%. Therefore, our subsidiaries and consolidated affiliated entities located in Shenzhen were subject a favorable EIT rate of 15%. In addition, some of our PRC subsidiaries and consolidated affiliated entities were entitled to exemptions from EIT in 2007 under applicable tax regulations. See “Item 5. Operating and Financial Review and Prospects—Taxation.”

On March 16, 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the PRC State Counsel issued the Implementation Rules of the Enterprise Income Tax Law, or the Implementation Rules, which became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, or the Transition Preferential Policy Circular, which also became effective on January 1, 2008. According to the EIT Law, as further clarified by the Implementation Rules, the Transition Preferential Policy Circular and other related regulations, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. Enterprises that were established and enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy such preferential tax treatments in the following manners: (1) in the case of preferential tax rates, for a five-year transition period starting from January 1, 2008, during which the EIT rate of such enterprises will gradually increase to the uniform 25% EIT rate by January 1, 2012; or (2) in the case of preferential tax exemption or reduction with a specified term, until the expiration of such term.

According to the EIT Law and related regulations, the preferential tax rates enjoyed by some of our PRC subsidiaries and consolidated affiliated entities incorporated in Shenzhen, a special economic zone, will gradually increase to the uniform 25% EIT rate during the five year transition period. An increase in the EIT rates for those entities pursuant to the EIT Law could result in an increase in our effective tax rate, which could materially and adversely affect our results of operations.

Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.

Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the EIT at the rate of 25% on its worldwide income. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” If we are deemed a resident enterprise, we may be subject to the EIT at 25% on our global income, except that the dividends we receive from our PRC subsidiary will be exempt from the EIT. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as our subsidiaries Haidileji Enterprise and Yiqiman Management, were exempt from PRC withholding tax. We have also been advised by our PRC counsel, Commerce & Finance Law Offices, that pursuant to the EIT Law and the Implementation Rules, however, dividends payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our wholly-owned subsidiary and the 100% shareholder of Haidileji Enterprise and Yiqiman Management is incorporated, does not have such a tax treaty with China. Under the EIT Law and the Implementation Rules, if we are regarded as a resident enterprise, the dividends we receive from our PRC subsidiaries will be exempt from the EIT. If, however, we are not regarded as a resident enterprise, we will be required to pay a 10% withholding tax for any dividends we receive from our PRC subsidiaries. As a result, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, could be materially reduced.

Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.

We have been advised by our PRC counsel, Commerce & Finance Law Offices, that because there remains uncertainty regarding the interpretation and implementation of the EIT Law and its Implementation Rules, it is uncertain whether any dividends to be distributed by us, if we are regarded as a PRC resident enterprise, to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC corporate shareholders and ADS holders, or if gains on the disposition of our shares or ADSs are subject to the PRC EIT, your investment in our ADSs or ordinary shares may be materially and adversely affected.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our subsidiaries in China and service, license and other fees paid to our subsidiaries by some of our consolidated affiliated entities for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. As of December 31, 2007, the total retained earnings of our PRC subsidiaries available for dividend distributions were RMB141.4 million (US$19.4 million). Furthermore, if our subsidiaries and consolidated affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and consolidated affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

The SAFE issued a public notice in October 2005, commonly known in China as “SAFE Circular 75,” requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China, referred to in the notice as an “offshore special purpose company,” for the purpose of raising capital backed by assets or equities of PRC companies. PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Exchange—Foreign Exchange Registration of Offshore Investment by PRC Residents.”

Almost all of the beneficial owners of CAA Holdings Company Limited and Kingsford Resources Limited, two British Virgin Islands companies that indirectly held beneficial ownership interests in CISG Holdings, our wholly-owned subsidiary, before our restructuring in July 2007, are PRC residents. After our restructuring, the shareholders of CAA Holdings Company Limited and Kingsford Resources Limited became our indirect beneficial owners. We have requested our beneficial owners who were PRC residents to make the necessary applications, filings and amendments as required under SAFE Circular 75 and other related rules. We attempt to comply, and attempt to ensure that our beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot assure you that all of our beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 75 or other related rules. The failure of these beneficial owners to timely amend their SAFE registrations pursuant to SAFE Circular 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 75 may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange,” and on January 5, 2007, the SAFE further promulgated implementation rules for those measures (collectively, referred to as the “Individual Foreign Exchange Rules”). The Individual Foreign Exchange Rules became effective on February 1, 2007. According to these regulations, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options became subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the Nasdaq Global Market. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 16.9% appreciation of the RMB against the U.S. dollar between July 21, 2005 and June 19, 2008. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. But on the other hand, there is no assurance that the RMB would not depreciate against the U.S. dollar in the future.

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our subsidiaries and consolidated affiliated entities in China. Any significant appreciation or depreciation of the RMB against the U.S. dollar may affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the earnings of our PRC subsidiaries and consolidated affiliated entities, and may adversely affect the price of our ADSs.

The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in October 2007 under a PRC regulation adopted in August 2006. Based on advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. Any requirement to obtain prior CSRC approval and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. This regulation purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

At the time of our initial public offering in October 2007, while the application of the new regulations remained unclear, our PRC counsel, Commerce & Finance Law Offices, advised us that, based on their understanding of the PRC laws and regulations as well as the procedures announced on September 21, 2006:

•	the CSRC had jurisdiction over our offering;

•	the CSRC by then had not issued any definitive rule or interpretation concerning whether offerings like our initial public offering were subject to this new procedure; and

•

despite the above, given that we had completed our inbound investment before September 8, 2006, the effective date of the M&A Rule, an application was not required under the M&A Rule to be submitted to the CSRC for its approval of the listing and trading of our ADSs on the Nasdaq Global Market, unless we were clearly required to do so by subsequent rules of the CSRC.

Based on advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. We, however, cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agencies subsequently determine that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The regulation discussed above could also make it more difficult for us to pursue growth through acquisitions.

The regulation discussed in the preceding risk factor also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. To date, we have conducted our acquisitions in China exclusively through our PRC consolidated affiliated entities. In the future, we may grow our business in part by directly acquiring complementary businesses rather than through our PRC consolidated affiliated entities, although we do not have any plans to do so at this time. Complying with the requirements of the new regulations to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may prevent us from completing such transactions on a timely basis, or at all, which could affect our ability to expand our business or maintain our market share.

A newly effective labor contract law in the PRC may adversely affect our business and results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. This new labor law has reinforced the protection for employees, who, under the existing PRC Labor Law, already have certain rights, such as the right to have written labor contracts, the right to enter into labor contracts with no fixed terms under specific circumstances, the right to receive overtime wages when working overtime, and the right to terminate or alter terms in the labor contracts. In addition, the Labor Contract Law has made some amendments to the existing PRC Labor Law and added some clauses that could increase cost of labor to employers. For example, under the Labor Contract Law, employers are required to base their decisions to dismiss employees on seniority, as opposed to merit, under certain circumstances. As the Labor Contract Law is new and its implementation rules have yet to be promulgated, there remains significant uncertainty as to its interpretation and application by the PRC government authorities. In the event we decide to significantly reduce our workforce, the Labor Contract Law could adversely affect our ability to effect these changes cost-effectively or in the manner we desire, which could lead to a negative impact on our business and results of operations.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the Chinese insurance industry;

•	changes in the economic performance or market valuations of other insurance intermediaries;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	potential litigation or administrative investigations;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

•	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of May 31, 2008, we had 912,497,726 ordinary shares outstanding, including 284,835,460 ordinary shares represented by 14,241,773 ADSs. In addition, options to purchase 45,985,931 ordinary shares of our company were outstanding as of May 31, 2008. All ADSs are freely transferable without additional registration requirements under the Securities Act of 1933, or the Securities Act. Since the 180-day lock-up period of our initial public offering has expired, the remaining ordinary shares not represented by ADSs are available for sale subject to the volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Moreover, certain holders of our ordinary shares have the right to require us to register the sale of a total of 684,210,526 shares under the Securities Act. Sales of these shares in the form of ADSs in the public market under an effective registration statement could cause the price of our ADSs to decline. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the market price of our ADSs could decline.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.

As of May 31, 2008, our executive officers, directors and principal shareholders beneficially owned approximately 68.8% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other minority shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of ADSs may instruct the depositary to exercise the voting rights attaching to the shares represented by the ADSs. If no instructions are received by the depositary on or before a date established by the depositary, the depositary shall deem the holders to have instructed it to give a discretionary proxy to a person designated by us to exercise their voting rights. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and most of our directors and officers reside outside the United States. In addition, Cayman Islands securities laws provide significantly less protection to investors as compared to U.S. laws.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries and consolidated affiliated entities in China. Most of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and some or all of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, because Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action specific to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our articles of association contain provisions limiting the ability of others to acquire control of our company or cause us to enter into change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for any return on your investment.

Although we have declared cash dividends in the past, we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences for U.S. Holders.

We believe we are not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2008 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our ADSs or ordinary shares, which may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, a U.S. Holder directly or indirectly owning the ADSs or ordinary shares would be required to (i) pay an interest charge together with tax calculated at maximum ordinary income rates on “excess distributions,” which are defined to include gain on a sale or other disposition of the ADSs or ordinary shares, or (ii) so long as the ADSs or ordinary shares are regularly traded on a qualified exchange, elect to recognize as ordinary income each year the excess in the fair market value, if any, of the ADSs or ordinary shares held (or deemed held) by the holder at the end of the taxable year over such holder’s adjusted basis in such ADSs or ordinary shares and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ADSs or ordinary shares. For the definition of “U.S. Holder” and a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “Item 10.E. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Item 4.	Information on the Company

A.	History and Development of the Company

Our founders, Mr. Yinan Hu and Mr. Qiuping Lai, formed two PRC companies, Guangzhou Nanyun Car Rental Services Co., Ltd. and Guangdong Nanfeng Automobile Association Co., Ltd., initially to provide automobile-related services, such as car rental and emergency services. In 1999, we began distributing automobile insurance products on an ancillary basis. In 2001, our founders transferred their interests in the two PRC companies to China United Financial Services, then known as China Automobile Association Holdings Limited, a newly established British Virgin Islands company, as part of a series of transactions in which Cathay Capital Group, a private equity group, made an investment in China United Financial Services by subscribing for 40% of the equity interests. We established two insurance agencies, Beijing Fanlian Insurance Agency Co., Ltd. and Guangdong Nanfeng Insurance Agency Co., Ltd., in April and May 2002, respectively, and obtained professional agency licenses to distribute insurance products in Beijing and Guangdong.

As part of its corporate restructuring to facilitate international fundraising, China United Financial Services incorporated CISG Holdings, a British Virgin Islands company, in June 2004 as the holding company for its insurance agency and brokerage businesses and transferred to CISG Holdings all of its rights and interests in four PRC insurance intermediary companies it then controlled. In September 2004, Cathay Capital Group subscribed for approximately 27.8% of the equity interests in CISG Holdings. Between June 2004 and December 2005, we expanded our operations by establishing eight insurance agencies and brokerages in Beijing, Sichuan and Guangdong.

In December 2005, an entity affiliated with CDH, a private equity firm, subscribed for approximately 26.4% of the equity interests in CISG Holdings. With the assistance of the CDH investment, we further expanded our operations by acquiring controlling interests in three insurance agencies in Sichuan, Hebei and Fujian, respectively, and establishing four insurance agencies in Shandong, Hunan, Shenzhen and Shanghai, respectively, in 2006. We established one insurance agency in Fujian and one insurance brokerage in Guangdong, respectively, in early 2007. In anticipation of our initial public offering, we incorporated CNinsure Inc. in the Cayman Islands in April 2007. In July 2007, CNinsure Inc., on a 10,000-for-one basis, issued its ordinary shares to then the existing shareholders of CISG Holdings in exchange for all of the outstanding shares of CISG Holdings. After this restructuring transaction, CNinsure became the ultimate holding company of our group.

On October 31, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “CISG.” We and certain selling shareholders of our company completed the initial public offering of 13,526,773 ADSs, each representing 20 ordinary shares, on November 5, 2007.

From the completion of our initial public offering to May 31, 2008, we further expanded our distribution network and service offerings by acquiring, through our consolidated affiliated entities, controlling interests in nine insurance agencies, one insurance brokerage and two insurance claims adjusting companies, and establishing one new insurance agency. As of May 31, 2008, our distribution network reached 13 provinces in China. The following table sets forth additional information of the entities we acquired between the completion of our initial public offering and May 31, 2008:

Date of Acquisition (1)	Acquired Company	% of Equity Interests Acquired	Main Insurance Products Distributed or Services Provided	Location (Province)
January 1, 2008	Guangdong Fangzhong Insurance Surveyors & Loss Adjusters Co. Ltd. (“Fangzhong Adjusting”) (2)	60%	Insurance claims adjusting services	Guangdong

February 1, 2008	Hubei East Century Insurance Agency Co., Ltd.	60%	Distribution of life insurance products	Hubei

February 1, 2008	Tianjin Fanhua Xianghe Insurance Agency Co., Ltd.	70%	Distribution of property and casualty insurance products	Tianjin

February 1, 2008	Changsha Lianyi Insurance Agency Co., Ltd.	70%	Distribution of property and casualty insurance products	Hunan

February 1, 2008	Jiangmen Fanhua Zhicheng Insurance Agency Co., Ltd.	70%	Distribution of property and casualty insurance products	Guangdong

March 1, 2008	Hebei Lianda Insurance Agency Co., Ltd.	70%	Distribution of property and casualty insurance products	Hebei

April 1, 2008	Liaoning Gena Insurance Agency Co., Ltd.	60%	Distribution of life insurance products	Liaoning

April 1, 2008	Fuzhou Guoxin Insurance Agency Co., Ltd.	70%	Distribution of property and casualty insurance products	Fujian

May 1, 2008	Shenzhen Huameng United Insurance Brokerage Co., Ltd.	55%	Distribution of property and casualty insurance products	Guangdong

May 1, 2008	Guangxi Xingfu Insurance Agency Co., Ltd.	60%	Distribution of property and casualty insurance products	Guangxi

May 1, 2008	Shenzhen Khubon Insurance Surveyors & Loss Adjusters Co., Ltd. (“Khubon Adjusting”) (3)	100%	Insurance claims adjusting services	Guangdong

(1)	Refers to the date on which we began to consolidate an acquired entity.

(2)	We initially acquired 60% of the equity interests in Fangzhong Adjusting on January 1, 2008. In connection with the acquisition of 100% of the equity interests in Khubon Adjusting by Fangzhong Adjusting on May 1, 2008, the original shareholders of Khubon Adjusting acquired 29.4% of the equity interests in Fangzhong Adjusting through capital injection, and our equity interests in Fangzhong Adjusting decreased to 51%.

(3)	The 100% equity interests in Khubon Adjusting were acquired through Fangzhong Adjusting.

Our principal executive offices are located at 21/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China. Our telephone number at this address is +86-20-6122-2777.

B.	Business Overview

We are a leading independent insurance intermediary company operating in China. With 20,008 sales professionals and 259 sales and service outlets operating in 13 provinces as of May 31, 2008, our distribution network reaches some of China’s most economically developed regions and some of the most affluent cities in China, such as Beijing, Shanghai, Guangzhou and Shenzhen.

We began our insurance intermediary business in 1999 by distributing automobile insurance products and expanded our product offerings to other property and casualty insurance products in 2002. Our experience in the life insurance segment is more limited as we only began distributing individual life insurance products in January 2006. In January 2008, we acquired 60% of the equity interests in Fangzhong Adjusting, and began offering insurance claims adjusting services through Fangzhong Adjusting.

As an insurance intermediary company, we do not assume underwriting risks. Instead, we distribute to customers in China insurance products underwritten by domestic and foreign insurance companies operating in China and provide insurance claims adjusting services, such as assessment, survey, authentication and loss estimation. We also provide certain value-added services, such as 24-hour emergency services in select cities, damage assessment and assistance with claim settlement, to our customers—individuals and institutions that purchase insurance products through us. In addition, we provide information about potential customers to insurance companies, which then sell insurance products to them, either directly or through our affiliated insurance intermediaries. We are compensated for our services primarily by commissions and fees paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. As of May 31, 2008, we had 35 affiliated insurance intermediary companies in the PRC, of which 28 are insurance agencies, five are insurance brokerages and two are insurance adjusting companies. According to the Insurance Intermediary Market Development Reports published periodically by the CIRC, six of our affiliated insurance agencies ranked Nos. 1, 5, 8, 17, 18 and 19, respectively, among China’s top 20 insurance agencies in terms of revenue, together accounting for approximately 8.2% of the total revenue of all insurance agencies in China in 2007, while one of our affiliated insurance brokerages ranked No. 19 among China’s top 20 insurance brokerages in terms of revenue, with approximately 1.0% of the total revenue of all insurance brokerages in China for the same period.

Products and Services

We market and sell to our customers two broad categories of insurance products: property and casualty insurance products and life insurance products, both focused on meeting the insurance needs of individuals. The insurance products we sell are underwritten by many leading insurance companies in China. We started providing insurance claims adjusting services after acquiring a controlling interest in Fangzhong Adjusting in January 2008. In addition, we also provide certain value-added services to our customers in conjunction with distributing automobile insurance products.

Property and Casualty Insurance Products

Our main property and casualty insurance products are automobile insurance. In addition, we also offer individual accident insurance, commercial property insurance, and construction insurance products. Commissions and fees from property and casualty insurance products accounted for 89.7% of our total commission and fee revenue in 2007. The property and casualty insurance products we distribute, which are primarily underwritten by PICC, China Pacific Property, Ping An Property, Sunshine Property and Yong An Property and Casualty Insurance Co., Ltd., can be further classified into the following categories:

•

Automobile Insurance. Automobile insurance is the largest segment of property and casualty insurance in the PRC in terms of gross written premiums. We distribute both standard automobile insurance policies and supplemental policies, which we refer to as riders. The standard automobile insurance policies we sell generally have a term of one year and cover damages caused to the insured vehicle by collision and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. We also sell standard third party liability insurance policies, which cover bodily injury and property damage caused by an accident involving an insured vehicle to a person not in the insured vehicle. The riders we distribute cover additional losses, such as liability to passengers, losses arising from vehicle theft and robbery, broken glass and vehicle body scratches.

•

Individual Accident Insurance. The individual accident insurance products we distribute generally provide a guaranteed benefit in the event of death or disability of the insured as a result of an accident, or a reimbursement of medical expenses to the insured in connection with an accident, during the coverage period, which usually is one year or a shorter period. These products typically require only a single premium payment for each coverage period. Because most of the individual accident insurance products we distribute are underwritten by property and casualty insurance companies, we classify individual accident insurance products as property and casualty insurance products.

•

Commercial Property Insurance. The commercial property insurance products we distribute include basic, comprehensive and all risk policies. Basic commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and thunder and lightning. Comprehensive commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and certain natural disasters. All risk commercial property insurance policies cover all causes of damage to the insured property not specifically excluded from the policies.

•

Homeowner Insurance. The homeowner insurance products we distribute are primarily home mortgage-based insurance policies. Home mortgage-based policies cover damage to mortgaged property caused by a number of standard risks such as fire, flood and explosion. Some policies also provide mortgage repayment protection in the event the policyholder is unable to make mortgage payment due to death or injury.

•	Cargo Insurance. The cargo insurance products we distribute cover damage to or loss of goods in transit by sea, land or air.

•

Hull Insurance. The hull insurance products we distribute cover vessels against losses, liabilities and expenses caused by natural calamities, negligence of crew members and marine accidents, as well as collision liability.

•

Liability Insurance. The liability insurance products we distribute are primarily product liability and employer’s liability insurance products. These products generally cover losses to third parties due to the misconduct or negligence of the insured party but exclude losses due to fraud or the willful misconduct of the insured party.

•

Construction Insurance. The construction insurance products we distribute cover property damages and personal injury losses caused by natural disasters and accidents in connection with construction projects in China.

Life Insurance Products

The life insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below. In 2007, commissions and fees from life insurance products accounted for 10.3% of our total commission and fee revenue.

•

Individual Whole Life Insurance. The individual whole life insurance products we distribute provide insurance for the insured person’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount of the policy or, for some policies, the face amount plus accumulated interests is paid upon the death of the insured.

•

Individual Term Life Insurance. The individual term life insurance products we distribute provide insurance for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years. Term life insurance policies generally expire without value if the insured survives the coverage period.

•

Individual Endowment Life Insurance. The individual endowment products we distribute generally provide maturity benefits if the insured reaches specified age, and provide to a beneficiary designated by the insured guaranteed benefits upon the death of the insured within the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period, generally ranging from five to 25 years.

•

Individual Education Annuity. The individual annuity products we distribute are primarily education related products. They provide annual benefit payments after the insured attains a certain age, e.g., 18, for a fixed time period, e.g., four years, and a lump payment at the end of the coverage period. In addition, the beneficiary designated in the annuity contract will receive guaranteed benefits upon the death of the insured during the coverage period. In return, the purchaser of the annuity products makes periodic payment of premiums during a pre-determined accumulation period.

•

Universal Insurance. We distribute certain universal insurance products that provide not only insurance coverage but also a minimum guaranteed return on the amount the insured puts into an individual investment account. In return the insured makes periodic payment of premiums over a pre-determined period.

•

Individual Health Insurance. The individual health insurance products we distribute primarily consist of dread disease insurance products, which provide guaranteed benefits for specified dread diseases during the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period.

•

Group Life Insurance. We distribute several group life insurance products, including group health insurance. These group products generally have a policy period of one year and require a single premium payment.

In addition to the periodic premium payment schedules described above, most of the individual life insurance products we distribute also allow the insured to choose to make a single, lump-sum premium payment at the beginning of the policy term. If a periodic payment schedule is adopted by the insured, a life insurance policy can generate periodic payment of fixed premiums to the insurance company for a specified period of time. This means that once we sell a life insurance policy with a periodic premium payment schedule, we will be able to derive commission and fee income from that policy for an extended period of time, sometimes up to 25 years. Because of this attractive feature and the expected sustained growth of life insurance sales in China, we focus significant resources on developing our capability to distribute individual life insurance products with periodic payment schedules. We expect that sales of life insurance products will become an important source of our revenue in the next several years. The life insurance products we distribute are primarily underwritten by AVIVA-COFCO, Min Sheng Life Insurance Co., Ltd. and China Life Insurance Company Limited.

Insurance Claims Adjusting Services

Through Fangzhong Adjusting, we offer the following insurance claims adjusting services:

•

Pre-underwriting Survey. Before an insurance policy is sold, we conduct survey of the item to be insured to assess its current value and help our clients determine the insurable value and the amount to be insured. We also help our clients assess the underwriting risk with respect to the item to be insured through survey, appraisal and analysis.

•

Claims Adjusting. After an accident involving the insured subject matter has occurred, we conduct onsite survey to determine the cause of the accident and assess damage. We then determine the extent of the loss to the insured subject matter and prepare and submit a report to the insurance company summarizing our preliminary findings. Upon final conclusion of the case, we prepare and submit a detailed report to the insurance company setting forth details of the accident, cause of the loss, details of the loss, adjustment and determination of loss, indemnity proposal and, where appropriate, request for payment.

•

Disposal of Residual Value. In the course of providing claims adjusting services, we also can appraise the residual value of the insured property and offer suggestions on the disposal of such property. Upon appointment by the insurance company, we can handle the actual disposal of the insured property through auction, discounted sale, lease or other means.

•	Loading and Unloading Supervision. Upon appointment by ship owners, shippers, consignees or insurance companies, we can monitor and record the loading and unloading processes of specific cargos.

•

Consulting Services. We provide consulting services to both the insured and the insurance companies on risk assessment and management, disaster and damage prevention, investigation, and loss assessment.

We are compensated primarily by insurance companies for our claims adjusting services. The fees we receive are calculated based on the types of insurance involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For automobile insurance, our fees are generally fixed and the amounts collected are based on the types of services provided.

As competition intensifies and the insurance market becomes more mature in China, we believe there will be a further division of labor in the insurance intermediary sector. We expect that more insurance companies will choose to outsource claims adjusting services to professional providers while they focus on the core aspects of their business, including product development, asset and risk management. With the commencement of our own insurance claims adjusting services, we believe we are well-positioned to capture such outsourcing opportunities.

Other Services

In conjunction with the sale of automobile insurance products, we provide our customers with a number of value-added services under our service slogan, “You take care of driving, and we’ll take care of the rest.” For example, we assist our customers with obtaining vehicle licenses and subsequent annual inspections. We maintain 24-hour service hotlines in four major cities in Guangdong, Sichuan and Beijing, our principal markets for automobile insurance products. When an accident involving an insured vehicle occurs within these markets, our service staff can arrive at the scene quickly after being notified through the 24-hour service hotline and provide onsite assistance to our customer. We can also provide expedited damage assessment on behalf of some insurance companies. For some of our valuable customers, we can provide a temporary replacement vehicle while the damaged automobile is under repair. In addition, we can assist our customer in filing a claim with the insurance company and assist the insurance company in claim settlement. We are compensated by the insurance companies for certain settlement-related services, such as damage assessment and claim settlement, provided on behalf of insurance companies. In 2007, fees from these settlement- related services accounted for 0.3% of our net revenues.

Entrepreneurial Agent Program

In recent years, some entrepreneurial management staff and senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We call these individuals “entrepreneurial agents.” We have designed and implemented a comprehensive program to attract and retain productive entrepreneurial agents. Under this program, only entrepreneurial agents who meet specific professional criteria and successfully pass a three-month trial period will be formally admitted to our distribution network, and only those who continue to meet specified performance standards will be allowed to remain in our network. In addition to cash compensation, these entrepreneurial agents also have the opportunity to participate in the equity of our business. We believe that our entrepreneurial agent program provides productive entrepreneurial agents a strong incentive to grow their business within our network and enables us to grow our sales force with productive, motivated professionals. Since the launch of our entrepreneurial program in 2006, we have successfully recruited 110 entrepreneurial agents, who lead 50 sales teams consisting of approximately 10,900 individual sales agents.

Operating Platform

In accordance with our growth strategy, we have made significant effort to expand and upgrade our operating platform since our initial public offering. We expect that our upgraded operating platform will make selling easier for sales agents, facilitate standardized business and financial management, enhance risk control and increase operational efficiency. We have been working on implementing the following components of our operating platform:

•	A new core agency, brokerage and claims adjusting system that will better support business operations and facilitate risk control;

•	A centralized and computerized accounting and financial management system;

•	An e-learning system to provide online training to sales agents; and

•	A nationwide IT network and data center to support front-office operations.

Distribution Network and Marketing

Since our establishment in 1998, we have built a distribution network that, as of May 31, 2008, consisted of 28 insurance agencies and five insurance brokerages, with 259 sales and service outlets, 19,445 registered sales agents and 563 in-house sales representatives. Our distribution network covers 13 provinces and reaches some of the most economically developed regions in China and some of the wealthiest Chinese cities, such as Beijing, Shanghai, Guangzhou and Shenzhen.

The following table sets forth some additional information of our distribution network as of May 31, 2008, broken down by provinces:

Province	Number of Sales and Service Outlets (1)	Number of In-house Sales Representatives (1)	Number of Sales Agents (1)
Guangdong	51	450	4,100
Beijing	18	50	2,358
Sichuan	38	63	3,028
Fujian	51	—	3,125
Hebei	57	—	3,920
Shandong	7	—	543
Shanghai	8	—	289
Hunan	6	—	159
Zhejiang	1	—	72
Tianjin	3	—	252
Hubei	3	—	266
Liaoning	12	—	1,203
Guangxi	4	—	130

Total	259	563	19,445

(1)	Our distribution network only refers to our affiliated insurance agencies and brokerages and does not include our affiliated insurance claims adjusting companies.

We market and sell property and casualty insurance products directly to the targeted customers through both sales agents, who are not our employees, and our in-house sales representatives. For the marketing and sale of life insurance products, we rely exclusively on the sales agents working on our unified operating platform. We market and sell insurance claims adjusting services primarily to insurance companies by tendering for claims adjusting business contracts.

Customers

We sell automobile insurance, individual accident insurance and homeowner insurance products primarily to individual customers. We sell commercial property insurance, cargo insurance, hull insurance, liability insurance and construction insurance products to institutional customers. Customers for the life insurance products we distribute are primarily individuals under 50 years of age. For the years ended December 31, 2007, no single customer accounted for more than 3% of our net revenues.

Since our establishment in 1998, we have built a database of more than one million individuals, who originally were members of our automobile association. Using information contained in this database, our telemarketing staff contact potential customers with our target demographics on a regular basis. In addition, we have a database of over 350,000 customers who have bought insurance products from us. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referral and cross-selling opportunities.

We offer insurance adjusting services primarily to insurance companies and to a lesser extent to the insured.

Insurance Company Partners

As of May 31, 2008, we had established business relationships with 58 insurance companies and one reinsurance company in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Historically, we have entered into and maintained business relationships with insurance companies at the local level. That is, our insurance agencies and brokerages would enter into different contracts with different local branches of an insurance company that are located within their respective regions. The termination of a business relationship between one of our insurance agencies or brokerages and a local branch of an insurance company generally would have no impact on the business relationships between our other insurance agencies and brokerages and the other branches of the same insurance company.

For the year ended December 31, 2007, our top five insurance company partners, after aggregating the business conducted between our insurance agencies and brokerages and the various local branches of the insurance companies, were PICC, China Pacific Property, Ping An Property, AVIVA-COFCO and Sunshine Property. PICC, China Pacific Property and Ping An Property each accounted for more than 10% of our total commissions and fees in 2007, with PICC accounting for 33%, China Pacific Property accounting for 15% and Ping An Property accounting for 11%.

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:

•

Professional insurance intermediaries. The professional insurance intermediary sector in China is at an early stage of development and highly fragmented, accounting for only 5.08% of the total insurance premiums generated in China in 2007. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion, including China Zhonghe Ltd., Cars.cn Ltd. and HuaKang Financial Service Inc. We believe that we can compete effectively with these insurance intermediary companies because we have a longer operational history and over the years have assembled a strong and stable team of managers and sales professionals and built a unified operating platform. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

•

Insurance companies. The distribution of individual insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales force and exclusive sales agents to distribute their own products. We believe that we can compete effectively with insurance companies because we focus only on distribution and offer our customers a broad range of insurance products underwritten by multiple insurance companies.

•

Other business entities. In recent years, business entities that distribute insurance products as an ancillary business, primarily commercial banks and postal offices, have been playing an increasingly important role in the distribution of insurance products, especially life insurance products. However, the insurance products distributed by these entities are usually confined to those related to their main lines of business, such as endowment and annuity life insurance products. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products.

In addition to individual insurance products, we also distribute some commercial property and casualty insurance products. As a result, we also compete, to a lesser degree, with insurance intermediaries that focus on distribution of commercial property and casualty insurance products, such as large insurance brokerages backed by state-owned enterprises and major international insurance brokerage companies that have entered the Chinese market, including Marsh & McLennan Companies, Inc., Aon Corporation and Willis Group Holdings Limited.

In providing insurance claims adjusting services, we compete primarily with Shenzhen Min Tai’an Insurance Surveyors & Loss Adjusters Co. Ltd.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We have three registered trademarks in China, including our corporate logo. Our main website is located at www.cninsure.net.

Regulation

Regulations of the Insurance Industry

The insurance industry in the PRC is highly regulated. The China Insurance Regulatory Commission, or the CIRC, is the regulatory authority responsible for the supervision of the Chinese insurance industry. Insurance activities undertaken within the PRC are primarily governed by the Insurance Law and the related rules and regulations.

Initial Development of Regulatory Framework

The Chinese Insurance Law was enacted in 1995. The original insurance law, which we refer to as the 1995 Insurance Law, provided the initial framework for regulating the domestic insurance industry. Among the steps taken under the 1995 Insurance Law were the following:

•

Licensing of insurance companies and insurance intermediaries, such as agencies and brokerages. The 1995 Insurance Law established requirements for minimum registered capital levels, form of organization, qualification of senior management and adequacy of the information systems for insurance companies and insurance agencies and brokerages.

•

Separation of property and casualty insurance businesses and life insurance businesses. The 1995 Insurance Law classified insurance between property, casualty, liability and credit insurance businesses, on the one hand, and life, accident and health insurance businesses on the other, and prohibited insurance companies from engaging in both types of businesses.

•	Regulation of market conduct by participants. The 1995 Insurance Law prohibited fraudulent and other unlawful conduct by insurance companies, agencies and brokerages.

•	Substantive regulation of insurance products. The 1995 Insurance Law gave insurance regulators the authority to approve the policy terms and premium rates for certain insurance products.

•

Financial condition and performance of insurance companies. The 1995 Insurance Law established reserve and solvency standards for insurance companies, imposed restrictions on investment powers and established mandatory reinsurance requirements, and put in place a reporting regime to facilitate monitoring by insurance regulators.

•

Supervisory and enforcement powers of the principal regulatory authority. The principal regulatory authority, then the People’s Bank of China, was given broad powers under the 1995 Insurance Law to regulate the insurance industry.

Establishment of the CIRC and 2002 Amendments to the Insurance Law

China’s insurance regulatory regime was further strengthened with the establishment of the CIRC in 1998. The CIRC was given the mandate to implement reform in the insurance industry, minimize insolvency risk for Chinese insurers and promote the development of the insurance market.

The 1995 Insurance Law was significantly amended in 2002 and the amended insurance law, which we refer to as the 2002 Insurance Law, became effective on January 1, 2003. The major amendments to the 1995 Insurance Law include:

•

Authorizing the CIRC to be the insurance supervisory and regulatory body nationwide. The 2002 Insurance Law expressly grants the CIRC the authority to supervise and administer the insurance industry nationwide.

•

Expanding the permitted scope of business of property and casualty insurers. Under the 2002 Insurance Law, property and casualty insurance companies may engage in the short-term health insurance and accident insurance businesses upon the CIRC’s approval.

•

Providing additional guidelines for the relationship between insurance companies and insurance agents. The 2002 Insurance Law requires an insurance company to enter into an agent agreement with each insurance agent that will act as an agent for that insurance company. The agent agreement sets forth the rights and obligations of the parties to the agreement as well as other matters pursuant to law. An insurance company is responsible for the acts of its agents when the acts are within the scope authorized by the insurance company.

•

Relaxing restrictions on the use of funds by insurance companies. Under the 2002 Insurance Law, an insurance company may use its funds to make equity investments in insurance-related enterprises, such as asset management companies.

•

Allowing greater freedom for insurance companies to develop insurance products. The 2002 Insurance Law allowed insurance companies to set their own policy terms and premium rates, subject to the approval of, or a filing with, the CIRC.

The CIRC

The CIRC has extensive authority to supervise insurance companies and insurance intermediaries operating in the PRC, including the power to:

•	promulgate regulations applicable to the Chinese insurance industry;

•	investigate insurance companies and insurance intermediaries;

•	establish investment regulations;

•	approve policy terms and premium rates for certain insurance products;

•	set the standards for measuring the financial soundness of insurance companies and insurance intermediaries;

•	require insurance companies and insurance intermediaries to submit reports concerning their business operations and condition of assets; and

•	order the suspension of all or part of an insurance company or an insurance intermediary’s business.

Regulation of Insurance Agencies

The principal regulation governing insurance agencies is the Provisions on the Administration of Insurance Agencies promulgated by the CIRC on December 1, 2004 and effective on January 1, 2005. According to this regulation, the establishment of an insurance agency is subject to minimum registered capital requirement and other requirements and to the approval of the CIRC. The term “insurance agency” refers to an entity that meets the qualification requirements specified by the CIRC, has obtained the license to conduct an insurance agency business with the approval of the CIRC, engages in the insurance business by and within the authorization of, and which collects commissions from, insurance companies. An insurance agency may take any of the following forms: (1) a partnership enterprise; (2) a limited liability company; or (3) a joint stock limited company. An insurance agency established as a partnership or limited liability company must have a registered capital or capital contribution of at least RMB500,000. Where it is established as a joint stock limited company, its registered capital must be at least RMB10 million.

An insurance agency may engage in the following insurance agency businesses:

•	selling insurance products on behalf of the insurer principal;

•	collecting insurance premiums on behalf of the insurer principal;

•	conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and

•	other business activities specified by the CIRC.

The name of an insurance agency must contain the words “insurance agency.” When an insurance agency changes its registered capital or capital contributions or changes its form of organization, it must report to the CIRC for approval. Personnel of an insurance agency and its branches engaging in the sales of insurance products or relevant loss survey and claim settlement must pass a qualification examination for insurance agency practitioners organized by the CIRC and obtain a “Qualification Certificate for Insurance Agency Practitioners.” The senior managers of an insurance agency or its branches must meet specific qualification requirements set forth in the Provisions on the Administration of Insurance Agencies. The appointment of the senior managers of an insurance agency or its branches is subject to review and approval of the CIRC.

Regulation of Insurance Brokerages

The principal regulation governing insurance brokerages is the Provisions on the Administration of Insurance Brokerages promulgated by the CIRC on December 15, 2004 and effective on January 1, 2005. According to this regulation, the establishment of an insurance brokerage is subject to the approval of the CIRC. The term “insurance brokerage” refers to an entity engaging in the insurance brokering business that meets the qualification requirements specified by the CIRC and has obtained the license to operate an insurance brokering business with the approval of the CIRC. Insurance brokering business includes both direct insurance brokering, which refers to brokering activities on behalf of insurance applicants or the insured in their dealings with the insurance companies, and reinsurance brokering, which refers to brokering activities on behalf of insurance companies in their dealings with reinsurance companies. An insurance brokerage may take any of the following forms: (1) a partnership; (2) a limited liability company; or (3) a joint stock limited company. An insurance brokerage established as a partnership or limited liability company must have a registered capital or capital contribution of at least RMB5,000,000. Where it is established as a joint stock limited company, its registered capital must be at least RMB10 million.

An insurance brokerage may conduct the following insurance brokering businesses:

•	making insurance proposals, selecting insurance companies and handling the insurance application procedures for the insurance applicants,

•	assisting the insured or the beneficiary to claim compensation;

•	reinsurance brokering business;

•	providing consulting services to clients with respect to disaster and damage prevention, risk assessment and risk management; and

•	other business activities specified by the CIRC.

The name of an insurance brokerage must contain the words “insurance brokerage.” The license of an insurance brokerage is valid for a period of two years. An insurance brokerage must report to the CIRC for approval when it (1) changes its registered capital or capital contributions; (2) changes its organizational form;

(3) changes its shareholders or partners; or (4) changes its equity structure or proportions of capital contributions. Personnel of an insurance brokerage and its branches who engage in any of the insurance brokering businesses described above must pass a qualification examination for insurance brokering practitioners organized by the CIRC and obtain a qualification certificate for insurance brokering practitioners. The senior managers of an insurance brokerage must meet specific qualification requirements set forth in the Provisions on the Administration of Insurance Brokerages. Appointment of the senior managers of an insurance brokerage is subject to review and approval by the CIRC.

Regulation of Insurance Claims Adjusting Firms

The principal regulation governing insurance adjusting firms is the Provisions on the Administration of Insurance Adjusting Firms issued by the CIRC on November 16, 2001 and effective on January 1, 2002. The term “insurance adjusting firm” refers to an entity that is established in accordance with applicable laws and regulations and upon approval of the CIRC and engages in the assessment, survey, authentication, loss estimation and adjustment of the insured subject matters upon the entrustment of the parties concerned. Upon approval of the CIRC, an insurance adjusting firm may engage in the following businesses:

•	inspecting, appraising the value of and assessing the risks of the subject matter before it is insured;

•	surveying, inspecting, estimating the loss of and adjusting the insured subject matter after loss has been incurred; and

•	other business activities approved by the CIRC.

As with insurance agencies and insurance brokerages, insurance adjusting firms are subject to additional requirements under the Provisions on the Administration of Insurance Adjusting Firms with respect to entity name, minimum capital, organizational form, CIRC approval for certain changes, qualifications for practitioners and senior management personnel.

Regulation of Ancillary-Business Insurance Agencies

The principal regulation governing ancillary-business insurance agencies is the Interim Measures on the Administration of Ancillary-Business Insurance Agency issued by the CIRC on and effective as of August 4, 2000. The term “ancillary-business insurance agencies” refer to entities that are engaged by insurers to handle insurance business on behalf of insurers while concurrently engaging in another non-insurance-related business. Ancillary-business insurance agencies must meet the qualifications requirements set forth in this regulation. Upon reviewing and approving the qualifications of an entity applying to become an ancillary-business insurance agency, the CIRC will issue a “License for Ancillary-Business Insurance Agency,” which will be valid for three years. An ancillary-business insurance agency may only undertake insurance business on behalf of one insurance company, and the scope of the undertaken business is limited to the scope specified in the License for Ancillary- Business Insurance Agency.

Regulation of Insurance Salespersons

The principal regulation governing individual insurance salespersons is the Provisions on the Administration of Insurance Salespersons issued by the CIRC on April 6, 2006 and effective on July 1, 2006. Under this regulation, the term “insurance salesperson” refers to an individual who has acquired a qualification certificate issued by the CIRC, sells insurance products and provides related services for an insurance company and collects fees or commissions. In order to engage in insurance sales activities as an insurance salesperson, a person first must pass the qualification examination for the insurance agency practitioners organized by the CIRC and obtain a “Qualification Certificate of Insurance Agency Practitioners,” which is valid for three years and renewable upon fulfillment of certain requirements. In addition to the qualification certificate, a person also must obtain a “Practice Certificate of Insurance Salespersons” issued by the insurance company to which he or she belongs in order to conduct insurance sales activities. Those who have obtained a “Practicing Certificate of Insurance Agency Practitioner,” “Practicing Certificate of Insurance Brokerage Practitioner” or “Practicing Certificate of Insurance Adjustment Practitioners” are not allowed to obtain a Practice Certificate for Insurance Salespersons. No insurance salesperson may concurrently sign agent agreements with, or act on behalf of, two or more insurance companies.

Content Related to Insurance Industry in the Legal Documents of China’s Accession to the WTO

According to the Circular of the CIRC on Distributing the Content Related to Insurance Industry in the Legal Documents of China’s Accession to the WTO, for the life insurance sector, within three years of China’s accession to the WTO on December 11, 2001, geographical restrictions were to be lifted, equity joint venture companies allowed to provide health insurance, group insurance, and pension/annuity services to Chinese citizens and foreign citizens, and for there to be no other restrictions except those on the proportion of foreign investment (no more than 50%) and establishment conditions. For the non-life insurance sector, within three years of China’s accession, the geographical restrictions were to be lifted and no restrictions allowed other than establishment conditions. For the insurance brokerage sector, within five years of China’s accession, the establishment of wholly foreign-funded subsidiary companies was to be allowed, and no restriction other than establishment conditions and restrictions on business scope.

Regulations on Foreign Exchange

Foreign Currency Exchange

Foreign exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Development and Reform Commission.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, who is referred to as a PRC resident in SAFE Circular 75, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local branch of the SAFE; and (iii) when the SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”

On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange,” and on January 5, 2007, the SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options will be subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the Nasdaq Global Market. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.

On May 29, 2007, the SAFE promulgated the revised operational procedures for the SAFE Circular 75, pursuant to which the offshore investment registration may be handled aggregately by means of trust at competent SAFE bureau for the employee stock ownership plan of an offshore special purpose company. The registration formalities shall be handled for the stock option plan of an offshore special purpose company when handling the registration of the special purpose company and the change formalities of registration shall be handled upon the exercise of such option.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended.

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulation on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

At the time of our initial public offering in October 2007, while the application of the M&A Rule remained unclear, our PRC counsel, Commerce & Finance Law Offices, had advised us that, based on their understanding of the then PRC laws and regulations as well as the procedures announced on September 21, 2006:

•	the CSRC had jurisdiction over our initial public offering;

•	the CSRC had not issued any definitive rule or interpretation concerning whether offerings like our initial public offering are subject to the M&A Rule; and

•

despite the above, given that we had completed our inbound investment before September 8, 2006, the effective date of the M&A Rule, an application was not required under the M&A Rule to be submitted to the CSRC for its approval of the listing and trading of our ADSs on the Nasdaq Global Market, unless we are clearly required to do so by subsequent rules of the CSRC.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in October 2007 under a PRC regulation adopted in August 2006. Based on advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. Any requirement to obtain prior CSRC approval and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.”

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated base on the taxable income determined under the PRC accounting standards and regulations as well as the enterprise income tax law. On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the Implementation Rules to the EIT Law, or the Implementation Rules, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform EIT rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain exceptions. Under the EIT Law, as further clarified by the Implementation Rules, the Transition Preferential Policy Circular and other related regulations, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them in the following manners: (i) in the case of preferential tax rates, for a five-year period starting from January 1, 2008, during which the tax rate will gradually increase to 25%; or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The newly enacted PRC Enterprise Income Tax Law could increase the enterprise income tax rate applicable to some of our PRC subsidiaries and affiliated entities, which could have a material adverse effect on our result of operations.”

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and management over the business, personnel, accounts and properties of an enterprise. Because substantially all of our operations and all of our senior management are located within China, we may be considered a PRC resident enterprise for EIT purposes, in which case: (i) we would be subject to the PRC EIT at the rate of 25% on our worldwide income; and (ii) dividends income received by us from our PRC subsidiaries, however, would be exempt from the PRC withholding tax since such income is exempted under the EIT Law for a PRC resident enterprise recipient. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”

PRC Business Tax

Taxpayers providing taxable services in China are required to pay a business tax at a normal tax rate of 5% of their revenues.

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to a 10% withholding tax, provided that we are determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the EIT Law. However, as described above, we may be considered a PRC resident enterprise for EIT purposes, in which case dividends received by us from our PRC subsidiary would be exempt from the PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient.

As there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether any dividends to be distributed by us, if we are deemed a PRC resident enterprise, to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.”

C.	Organizational Structure

PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance intermediary companies. Accordingly, we conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, two PRC affiliated entities, Meidiya Investment and Yihe Investment, and their shareholders, and the subsidiaries of the two PRC affiliated entities.

Three individual shareholders, Mr. Jianguo Cui, Mr. Zhenyu Wang and Mr. Qiuping Lai hold 24.67%, 26.40% and 48.93%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment. Mr. Zhenyu Wang was designated by our shareholder CDH Inservice Limited. Mr. Qiuping Lai is our co-founder and president. Mr. Jianguo Cui is designated by our shareholder Cathay Auto Services Limited. All of the three individual shareholders are PRC citizens. Meidiya Investment and Yihe Investment together hold equity interests, directly or indirectly, ranging from 51% to 100% in 28 insurance agencies, five insurance brokerages and two insurance claims adjusting companies. Most of the minority shareholders of the insurance intermediary companies majority-owned by Meidiya Investment and Yihe Investment are either founders of such company or entrepreneurial agents with whom we jointly set up such company. Most of those minority shareholders are in charge of the day-to-day operations of the companies in which they hold minority interests. The subsidiaries of Meidiya Investment and Yihe Investment hold the licenses and permits necessary to conduct our insurance intermediary business in China. We have no equity interests in Meidiya Investment, Yihe Investment or any of their subsidiaries and rely entirely on contractual arrangements to control and derive economic benefit from these companies.

Our contractual arrangements with Meidiya Investment, Yihe Investment, their shareholders and their subsidiaries enable us to:

•	exercise effective control over Meidiya Investment, Yihe Investment and their subsidiaries;

•	receive a substantial portion of the economic benefits of the subsidiaries of Meidiya Investment and Yihe Investment in consideration for the services provided by our subsidiaries in China; and

•	have an exclusive option to purchase all or part of the equity interests in each of Meidiya Investment and Yihe Investment when and to the extent permitted by PRC law.

The following diagram illustrates our corporate structure as of May 31, 2008:

CNinsure Inc.
(Cayman Islands)
100%
CISG Holdings Ltd
(BVI)
100%
CNinsure Holdings Ltd.
(BVI)
100%
Intense Rise Limited
(Hong Kong)
Outside China
Inside China
100%
100%
Haidileji Enterprise Image Planning (Shenzhen) Co., Ltd.
Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.
Three Shareholders
100%
100%
Sichuan Yihe Investment Co., Ltd.
Guangdong Meidiya Investment Co., Ltd.
40%
60%
Shenzhen Fanhua Nanfeng Enterprise Management Consulting Co., Ltd.
90%
Guangzhou Zhongqi Enterprise Management Consulting Co., Ltd. (2)
51% - 100% (1)
28 insurance agencies
5 insurance brokerages
2 insurance claims adjusting companies
2 intermediate holding companies
10%
90%
Beijing Ruisike Management Consulting Co., Ltd.
5%
95%
Beijing Fanlian Investment Co., Ltd.
Equity interest
Contractual arrangements between our subsidiaries and each of the insurance agencies, brokerages and claims adjusting companies
Contractual arrangements among Yiqiman Management, Yihe Investment and Meidiya Investment, and the shareholders of Yihe Investment and Meidiya Investment.

(1)	Direct or indirect beneficial ownership.
(2)	The remaining equity interests are held by one of our executive officers on behalf of our company.

The following table sets forth additional information about the insurance intermediary companies owned by Yihe Investment and Meidiya Investment as of May 31, 2008:

Name of insurance intermediary company		Percentage collectively owned by Yihe Investment and Meidiya Investment	Location
1.	Guangdong Nanfeng Insurance Agency Co., Ltd.	100%	Guangdong
2.	Guangdong Kafusi Insurance Brokerage Co., Ltd.	100%	Guangdong
3.	Guangzhou Yian Insurance Agency Co., Ltd.	100%	Guangdong
4.	Guangzhou Fanhua Insurance Agency Co., Ltd. (Previously named Guangzhou Xiangxing Insurance Agency Co., Ltd.)	100%	Guangdong
5.	Guangdong Qicheng Insurance Brokerage Co., Ltd. (1)	51%	Guangdong
6.	Guangzhou Desheng Insurance Brokerage Co., Ltd. (2)	51%	Guangdong
7.	Dongguan Nanfeng Jiayu Insurance Agency Co., Ltd.	100%	Guangdong
8.	Foshan Tuohua Insurance Agency Co., Ltd.	100%	Guangdong
9.	Shenzhen Nanfeng Insurance Agency Co., Ltd. (3)	70%	Guangdong
10.	Guangdong Fangzhong Insurance Surveyors & Loss Adjusters Co. Ltd. (4)	51%	Guangdong
11.	Shenzhen Huameng United Insurance Brokerage Co., Ltd.(4)	55%	Guangdong
12.	Shenzhen Khubon Insurance Surveyors & Loss Adjusters Co., Ltd. (6)	100%	Guangdong
13.	Jiangmen Fanhua Zhicheng Insurance Agency Co., Ltd. (4)	70%	Guangdong
14.	Beijing Fanlian Insurance Agency Co., Ltd.	100%	Beijing
15.	Beijing Fanhua Insurance Agency Co., Ltd.	100%	Beijing
16.	Beijing Fumin Insurance Agency Co., Ltd.	100%	Beijing
17.	Sichuan Fanhua Insurance Agency Co., Ltd.	100%	Sichuan
18.	Sichuan Bocheng Insurance Brokerage Co., Ltd.	100%	Sichuan
19.	Sichuan Fanhua Xintai Insurance Agency Co., Ltd. (4) (Previously named Sichuan Xintai Insurance Agency Co., Ltd.)	70%	Sichuan
20.	Fujian Xinheng Insurance Agency Co., Ltd.	100%	Fujian
21.	Fuzhou Guoxin Insurance Agency Co., Ltd. (4)	70%	Fujian
22.	Fuzhou Fanhua Lianxin Insurance Agency Co., Ltd. (5)	51%	Fujian
23.	Shandong Fanhua Xintai Insurance Agency Co., Ltd. (1)	63%	Shandong
24.	Jinan Fanrong Insurance Agency Co., Ltd. (7)	63%	Shandong
25.	Shanghai Fanhua Guosheng Insurance Agency Co., Ltd. (1)	55%	Shanghai
26.	Hunan Fanhua Insurance Agency Co., Ltd. (1)	55%	Hunan
27.	Huaihua Jixiang Insurance Agency Co., Ltd. (8)	55%	Hunan
28.	Changsha Lianyi Insurance Agency Co., Ltd. (4)	70%	Hunan
29.	Hebei Anxin Insurance Agency Co., Ltd. (4)	55%	Hebei
30.	Hebei Lianda Insurance Agency Co., Ltd. (9)	70%	Hebei
31.	Zhejiang Fanhua Tongchuang Insurance Agency Co., Ltd. (1)	60%	Zhejiang
32.	Hubei East Century Insurance Agency Co., Ltd. (4)	60%	Hubei
33.	Tianjin Fanhua Xianghe Insurance Agency Co., Ltd. (4)	70%	Tianjin
34.	Liaoning Gena Insurance Agency Co., Ltd. (4)	60%	Liaoning
35.	Guangxi Xingfu Insurance Agency Co., Ltd. (4)	60%	Guangxi

(1)	The remaining equity interests in these companies are held by the entrepreneurial agents.

(2)	The remaining equity interests in this company are held by an entity controlled by an executive officer of our company on behalf of some entrepreneurial agents.

(3)	The 70% equity interests in this company are directly held by Guangdong Nanfeng Insurance Agency Co., Ltd. The remaining equity interests in this company are held by one of our executive officers on behalf of our company.

(4)	The remaining equity interests in these companies are held by the founders of these companies.

(5)	The 51% equity interests in this company are directly held by Fujian Fanhua Investment Co., Ltd., a company 55% held by Meidiya Investment and 45% held by the entrepreneurial agents. The remaining equity interests in Fuzhou Fanhua Lianxin Insurance Agency Co., Ltd. are held by the entrepreneurial agents.

(6)	100% of the equity interests in this company are held indirectly by Meidiya Investment through Fangzhong Adjusting.

(7)	100% of the equity interest in this company is held indirectly by Meidiya Investment through Shandong Fanhua Xintai Insurance Agency Co., Ltd.

(8)	The 55% equity interests in this company are directly held by Hunan Fanhua Insurance Agency Co., Ltd., (“Hunan Fanhua”). The remaining equity interests in Huaihua Jixiang Insurance Agency Co., Ltd. are held by an employee of Hunan Fanhua on behalf of an entrepreneurial agent.

(9)	The 70% equity interests in this company are directly held by Shijiazhuang Fanhua Anxin Investment Co., Ltd., a company 55% held by Yihe Investment and 45% held by an entity controlled by an executive officer of our company on behalf of some entrepreneurial agents. The remaining equity interests in Hebei Lianda Insurance Agency Co., Ltd. are held by its previous sole shareholder.

Agreements that Provide Us Effective Control over Meidiya Investment, Yihe Investment and Their Subsidiaries

Loan Agreements. Each shareholder of Meidiya Investment entered into a loan agreement on December 20, 2005 with our subsidiary Yiqiman Management, evidencing a zero interest loan granted to such shareholder. The principal amounts of the loans to Mr. Lai, Mr. Wang and Mr. Cui were RMB2.94 million, RMB1.58 million and RMB1.48 million, respectively, equal to their respective capital contributions to Meidiya Investment. The term of the loan agreement is 10 years and may be extended upon written agreement of the parties, but it is not extended automatically. In the event that the loan is not renewed, then upon the expiration of its term and subject to then applicable PRC laws, the loan can be repaid only with the proceeds from the transfer of the shareholder’s equity interests in Meidiya Investment to Yiqiman Management or another person designated by Yiqiman Management. Yiqiman Management may accelerate the loan repayment upon certain events, including if the shareholder quits or is dismissed or if Yiqiman Management exercises its option to purchase the shareholder’s equity interests in Meidiya Investment pursuant to the exclusive equity purchase option agreement described below.

The loan agreement contains a number of covenants that restrict the actions the shareholder can take or cause Meidiya Investment to take, or that require the shareholder to take or cause Meidiya Investment to take specific actions. For example, these covenants provide that the shareholder will:

•

not transfer, pledge or otherwise dispose of or encumber his equity interests in Meidiya Investment without the prior written consent of Yiqiman Management, except for equity pledge for the benefit of Yiqiman Management.

•	not take any action without the prior written consent of Yiqiman Management, if the action will have a material impact on the assets, business and liabilities of Meidiya Investment.

•

not vote for, or execute any resolutions to approve, the sale, transfer, mortgage, or disposal of, or the creation of any encumbrance on, any legal or beneficial interests in the equity of Meidiya Investment without the prior written consent of Yiqiman Management, except to Yiqiman Management or its designee.

•

not vote for, or execute any resolutions to approve, any merger or consolidation with any person, or any acquisition of or investment in any person by Meidiya Investment without the prior written consent of Yiqiman Management.

•	vote to elect the directors candidates nominated by Yiqiman Management.

•

cause Meidiya Investment not to supplement, amend or modify its articles of association in any manner, increase or decrease registered capital or change the capital structure in any way without the prior written consent of Yiqiman Management.

•	cause Meidiya Investment not to execute any contract with a value exceeding RMB100,000 without the prior written consent of Yiqiman Management, except in the ordinary course of business.

Each shareholder of Yihe Investment entered into a loan agreement on December 20, 2005 with Yiqiman Management that is substantially similar to the loan agreements described above, except that the principal amounts of the loans to Mr. Lai, Mr. Wang and Mr. Cui under these loan agreements were RMB9.78 million, RMB5.28 million and RMB4.93 million, respectively, equal to their respective capital contributions to Yihe Investment.

Equity Pledge Agreements. Pursuant to the equity pledge agreements entered into on December 20, 2005 among Yiqiman Management, each shareholder of Meidiya Investment, and Meidiya Investment, each shareholder agreed to pledge his equity interests in Meidiya Investment to Yiqiman Management to secure his obligations under the loan agreement with Yiqiman Management. The shareholder also agreed not to transfer or create any encumbrance adverse to Yiqiman Management on his equity interests in Meidiya Investment. During the term of the equity pledge agreement, Yiqiman Management is entitled to all the dividends declared on the pledged equity interests. The equity pledge agreement will expire when the shareholder fully performed his obligations under the loan agreement. The equity pledges were recorded on the shareholders register of Meidiya Investment, but we have not been able to register the pledges because the relevant local administration of industry and commerce, which maintain public records of business entities, refuse to register this kind of pledges. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our PRC affiliated entities and their subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.”

Each shareholder of Yihe Investment entered into an equity pledge agreement on December 20, 2005 with Yiqiman Management and Yihe Investment that is substantially similar to the equity pledge agreements described above.

Irrevocable Power of Attorney. Each shareholder of Meidiya Investment and Yihe Investment executed an irrevocable power of attorney on December 20, 2005, appointing a person designated by Yiqiman Management as his attorney-in-fact to vote on his behalf on all matters requiring shareholder approval. If Yiqiman Management designates the shareholder to attend a shareholder’s meeting of Meidiya Investment or Yihe Investment, the shareholder agrees to vote his shares as instructed by Yiqiman Management. The term of the power of attorney is ten years from December 20, 2005.

Agreements that Provide Us the Option to Purchase the Equity Interests in Meidiya Investment and Yihe Investment

Exclusive Purchase Option Agreements. Pursuant to the exclusive purchase option agreements entered into on December 20, 2005 among Yiqiman Management, each shareholder of Meidiya Investment, and Meidiya Investment, each shareholder irrevocably granted Yiqiman Management an exclusive option to purchase part or all of his equity interests in Meidiya Investment, when and to the extent permitted by applicable PRC law. The purchase price to be paid by Yiqiman Management will be equal to the amount of the shareholder’s actual capital contribution to Meidiya Investment, unless applicable PRC law requires otherwise. The actual capital contributions to Meidiya Investment by Mr. Lai, Mr. Wang and Mr. Cui were RMB2.94 million, RMB1.58 million and RMB1.48 million, respectively. If applicable PRC law requires appraisals of the equity interests or has other restrictions on the transfer price, the purchase price will be the minimum price permitted under applicable PRC law. Under current applicable PRC law, if a foreign-invested enterprise, such as Yiqiman Management, intends to acquire the equity interests in a domestic enterprise, such as Meidiya Investment or Yihe

Investment, the transfer price must be determined based on appraisal conducted by a qualified domestic asset appraisal institution using internationally recognized appraisal methodology, and it is prohibited to transfer any equities at a price clearly lower than the result of the appraisal.

Each shareholder of Yihe Investment entered into an exclusive purchase option agreement on December 20, 2005 with Yiqiman Management and Yihe Investment that is substantially similar to the exclusive purchase option agreements described above, except that the actual capital contributions to Yihe Investment by Mr. Lai, Mr. Wang and Mr. Cui under these agreements were RMB9.78 million, RMB5.28 million and RMB4.93 million, respectively.

Agreements that Transfer Economic Benefits to Us

Technology Consulting and Service Agreements. Pursuant to the technology consulting and service agreements entered into on December 20, 2005 between our PRC subsidiary Ruisike Consulting and each of 12 insurance agency and brokerage subsidiaries of Meidiya Investment and Yihe Investment, and later on August 10, 2007 between Ruisike Consulting and each of the nine additional insurance agency and brokerage subsidiaries of Meidiya Investment and Yihe Investment, Ruisike Consulting agreed to provide consulting and other services relating to management software, risk assessment, training, corporate image and branding, marketing and corporate management. In exchange, the insurance agencies or brokerages that are parties to these agreements each agreed to pay a monthly fee calculated primarily based on a percentage of the premiums generated by such agency or brokerage firm. The parties to each agreement also commit to negotiating adjustments to the fee level every three months by mutual agreement. Each of these agreements has an initial term of ten years from the signing date, which will be automatically renewed for one-year terms unless Ruisike Consulting decides not renew the agreement. Each agreement may be terminated by the insurance agency or brokerage firm only upon gross negligence, fraud, other illegal conduct or bankruptcy of Ruisike, and by Ruisike upon 30 days notice. Zhongqi Consulting, another PRC subsidiary of ours, entered into substantially similar technology consulting and service agreements with the same insurance agencies and brokerages and on the same dates as described above.

Our subsidiary Yiqiman Management entered into technology consulting and service agreements with each of the insurance intermediary subsidiaries of Meidiya Investment and Yihe Investment on various dates in 2007 and 2008. These agreements are substantially similar to those entered into by Ruisike Consulting described above, except that (1) the consulting and other services to be provided by Yiqiman Management are related to IT platform use and maintenance and internal control compliance, (2) the fees are payable quarterly and are calculated based on a percentage of the revenues of each insurance intermediary subsidiary and (3) the initial term is one year. These new technology consulting and service agreements were designed to replace the old technology consulting and service agreements signed by Ruisike Consluting and Zhongqi Consulting. In December 2007, the technology consulting and service agreements signed by Ruisike Consulting and Zhongqi Consulting were terminated.

Trademark Licensing Agreements. Pursuant to the trademark licensing agreements entered into on various dates in 2005, 2007 and 2008 between Ruisike Consulting and each of the insurance intermediary subsidiaries of Meidiya Investment and Yihe Investment, Ruisike Consulting agreed to grant a nonexclusive right to use the trademark owned by it to each of the insurance agencies and brokerages, in exchange for a fixed annual fee of RMB10,000. Each of these agreements has an initial term of ten years from the signing date, which will be automatically renewed for one-year terms unless Ruisike Consulting decides not to renew the agreement. Each agreement may be terminated by a party if there has been a material breach by the other party and the breach is not cured within 30 days after the breaching party receives a written notice from the non-breaching party. In addition, Ruisike Consulting may terminate each agreement at any time during the term of the agreement upon 30-day notice.

Consulting and Service Agreement. Pursuant to the consulting and service agreements entered into on various dates in 2007 and 2008 between our subsidiary Haidileji Enterprise and each of the insurance intermediary subsidiaries of Meidiya Investment and Yihe Investment, Haidileiji Enterprise agreed to grant the right to use the “Fanhua” brand and provide financial and tax consulting services and training services to each of the insurance intermediaries, in exchange for fees payable quarterly calculated as percentages of revenues of each insurance intermediary. The fees may be adjusted upon agreement every quarter based on market condition and business condition of each insurance intermediary. Each of these agreements has an initial term of one year from the signing date and will be automatically renewed for one-year terms unless Haidileiji Enterprise decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Haidileji Enterprise, and by Haidileji Enterprise upon 30 days notice.

In 2007, our affiliated insurance agencies and brokerages paid a total of RMB28.1 million under the technology consulting and service agreements and the trademark licensing agreements to our subsidiaries, representing approximately 40.0% of the net income before income taxes of these affiliated entities.

Because of our contractual arrangements with the shareholders of Meidiya Investment and Yihe Investment and their subsidiaries, we are the primary beneficiary of Meidiya Investment and Yihe Investment and have consolidated them into our consolidated financial statements. Revenues generated by the subsidiaries of Meidiya Investment and Yihe Investment accounted for 56.0% of our total net revenues in 2007. The remainder of our total net revenues in 2007 came from two of our subsidiaries, which run our operating platform, maintain our customer database and provide information about potential customers to insurance companies. Those insurance companies pay fees to these two subsidiaries if those potential customers actually purchase insurance.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•	the ownership structures of Meidiya Investment and Yihe Investment, their subsidiaries and our subsidiaries in China comply with all existing PRC laws and regulations;

•

the contractual arrangements among our PRC subsidiaries, Meidiya Investment, Yihe Investment, their shareholders and their subsidiaries governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the business operations of our PRC subsidiaries, Meidiya Investment and Yihe Investment and their subsidiaries comply in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC insurance intermediary businesses do not comply with PRC government restrictions on foreign investment in the insurance intermediary industry, we could be subject to severe penalties including being prohibited from continuing operation. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” However, to date we have not encountered any interference or encumbrance from the PRC government on account of operating our business through these agreements.

D.	Property, Plant and Equipment

Our headquarters are located in Guangzhou, China, where we lease approximately 2,540 square meters of office space. Our subsidiaries and consolidated affiliated entities lease approximately 13,900 square meters of office space. In 2007, our total rental expenses were RMB7.9 million (US$1.1 million).

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. This discussion and analysis contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Key Information—Risk Factors” or in other parts of this annual report.

A.	Operating Results

Factors Affecting Our Results of Operations

Our financial condition and results of operations are primarily affected by the following factors:

•	the overall premium growth of the Chinese insurance industry;

•	the extent to which insurance companies in the PRC outsource the distribution of their products;

•	premium rate levels and commission and fee rates;

•	the size and productivity of our sale force;

•	commission rates for individual sales agents;

•	product and service mix;

•	share-based compensation expenses;

•	acquisitions; and

•	seasonality.

The Overall Premium Growth of the Chinese Insurance Industry

The Chinese insurance industry has grown substantially in recent years. Between 2001 and 2007, total insurance premiums increased from RMB212 billion to RMB704 billion, representing a compound annual growth rate of 22.1%, according to data published by the CIRC. We believe that certain macroeconomic and demographic factors, such as per capita GDP growth and aging of the population, have contributed to and will continue to drive the growth of the Chinese insurance industry.

We derive our revenue primarily from commissions and fees paid by insurance companies, typically calculated as a percentage of premiums paid by our customers to the insurance companies. Accordingly, continued industry-wide premium growth will have a positive impact on us. However, there is no assurance that the growth trend will continue. Any downturn in the Chinese insurance industry, whether caused by a general slowdown of the PRC economy or otherwise, may adversely affect our financial condition and results of operations.

The Extent to Which Insurance Companies in the PRC Outsource the Distribution of Their Products

Historically, insurance companies in the PRC have relied primarily on their exclusive individual sales agents and direct sales force to sell their products. Only in recent years, as a result of increased competition, have some insurance companies gradually expanded their distribution channels to include insurance intermediaries such as commercial banks, postal offices, insurance agencies and insurance brokerages. In addition, because of a lack of established distribution network of their own, some newly established insurance companies have chosen to rely primarily on insurance intermediaries to distribute their products while they focus on other aspects of their business.

As insurance companies in the PRC become more accustomed to outsourcing the distribution of their products to insurance intermediaries, they may allow insurance intermediaries to distribute a wider variety of insurance products and may provide more monetary incentives to more productive and effective insurance intermediaries. These and other similar measures designed to boost sales through insurance intermediaries will have a positive impact on our financial condition and results of operations.

Premium Rate Levels and Commission and Fee Rates

Because the commissions and fees we receive from insurance companies are generally calculated as a percentage of premiums paid by our customers to the insurance companies, our revenue and results of operations are affected by premium rate levels and commission and fee rates. Premium rate levels and commission and fee rates can change based on the prevailing economic conditions, competitive and regulatory landscape, and other factors that affect insurance companies. These other factors include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, and the tax deductibility of commissions and fees. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by the CIRC. In some instance, we can negotiate for better rates as an incentive for generating larger volume of business.

Since China’s entry into the WTO in December 2001, competition among insurance companies has intensified as a result of a significant increase in the number of insurance companies and the existing insurance companies’ expansion into new geographic markets. This competition has led to a gradual increase in the commission and fee rates offered to insurance intermediaries, and such increase has had a positive impact on our results of operations. Meanwhile, the intense competition among insurance companies also has led to a gradual decline in premium rate levels of some property and casualty insurance products. While such decline has had a negative impact on the commissions and fees we earned on a per policy sold basis, it also may have had a positive impact on our total commissions and fees revenue by increasing demand for, and our total sales volume of, those policies.

The Size and Productivity of Our Sale Force

As a distributor of insurance products, we generate revenue primarily through our sales force, which consists of individual sales agents in our distribution network and a relatively small number of in-house sales representatives. The size of our sales force and its productivity, as measured by the average number of insurance products sold per person, the average premium per product sold and the average premiums generated per person during any specified period, directly affect our revenue and results of operations. In recent years, some entrepreneurial management staffs or senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We refer to these independent agents as “entrepreneurial agents.” An entrepreneurial agent is usually able to assemble and lead a team of sales agents. We have been actively recruiting and will continue to recruit entrepreneurial agents to join our distribution network as our sales agents. Entrepreneurial agents have been instrumental to the development of our life insurance business.

Commission Rates for Individual Sales Agents

A large component of our operating costs and expenses is commissions paid to our individual sales agents. In order to retain sales agents, we must pay commissions at a level comparable to the commissions paid by our competitors. Competition for productive sales agents has been intense within the Chinese insurance industry and has led to a gradual increase in commission rates in recent years. The increase in commission rates has had a negative impact on our results of operations. If we are forced to further increase our commission rates for individual sales agents due to competition or otherwise, our operating costs and expenses will increase correspondingly.

Product and Service Mix

We began distributing automobile insurance products in 1999 and expanded our product offerings to other property and casualty insurance products in 2002 and then to individual life insurance products in 2006. The property and casualty insurance policies we distribute are typically for one-year terms, with a single premium payable at the beginning of the term. Accordingly, we receive a single commission or fee for each property and casualty policy our customers purchase. In order for us to have recurring commission and fee revenue from property and casualty insurance products, our customers have to renew their policies or purchase new policies through us every year. Most individual life insurance policies we sell require periodic payment of premiums, typically annually, during a pre-determined payment period, generally ranging from five to 25 years. For such policies we sell, insurance companies will pay us a first-year commission and fee based on a percentage of the first year’s gross premiums, and subsequent commissions and fees based on smaller percentages of the renewal premiums paid by the insured throughout the payment period of the policy. Therefore, once we sell a life insurance policy with a periodic payment schedule, it can bring us a steady flow of commission and fee revenue throughout the payment period as long as the insured meets his or her premium payment commitment.

Because insurance companies pay us first-year commission and fee for most life insurance products at rates higher than those for property and casualty insurance products, we expect increased distribution of life insurance products will have a positive impact on our revenue. However, we will also incur a corresponding increase in operating costs because we pay our sales agents a higher commission and fee for distributing life insurance products. Accordingly, the operating margin attributable to life insurance products may not be as high as that for property and casualty insurance products, and may initially have a negative impact on our overall operating margin. We expect that the operating margin for life insurance products will improve because we only need to pay commissions to our sales agents for the first five years of a policy, but continue to earn renewal fees from the insurance company for the entire payment period of the policy, which could be up to 25 years.

Share-based Compensation Expenses

Our historical results of operations have been materially affected by the share-based compensation expenses incurred. In 2005, 2006 and 2007, we incurred share-based compensation expenses of RMB56.5 million, RMB24.1 million and RMB5.0 million (US$0.7 million), respectively. See “—Key Performance Indicators—Operating Costs and Expenses—Share-based Compensation Expenses” for a more detailed discussion of our historical share-based compensation expenses. In order to attract and retain the best personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business, we adopted a new share incentive plan in 2007. See “Item 6. Directors, Senior Management and Employees—Share Incentives—2007 Share Incentive Plan.” In October 2007, our board of directors voted to grant options under our 2007 share incentive plan to certain of our directors and employees to purchase an aggregate of 42,000,000 ordinary shares of our company at an exercise price equal to the offering price per ordinary share in our initial public offering. As we grant share options and other equity-based awards under our 2007 share incentive plan, we expect to incur additional share-based compensation expenses.

Acquisitions

The professional insurance intermediary sector in China is still at an early development stage and highly fragmented. We believe this offers substantial opportunities for consolidation. We intend to grow our distribution network in part through selective acquisitions of high-quality independent insurance intermediary companies. In 2006, we, through our consolidated affiliated entities in the PRC, acquired majority interests in three insurance agencies. From the completion of our initial public offering in November 2007 to May 31, 2008, we, through our consolidated affiliated entities in the PRC, acquired majority interests in nine insurance agencies, one insurance brokerage and two insurance claims adjusting companies. We expect acquisitions to have a positive impact on our results of operations in the long run. However, acquisitions also involve significant risks and uncertainties. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Our Industry—If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.” In addition, any write-down of goodwill due to impairment and the amortization of intangible assets acquired could have a negative impact on our results of operations. See “—If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.”

Seasonality

Our quarterly results of operations are affected by seasonal variations caused by insurance companies’ business practices and consumer demand. Historically, insurance companies, under pressure to meet their annual sales targets, would increase their sales efforts during the fourth quarter of a year by, for example, offering more incentives for insurance intermediaries to increase sales. As a result, our commission and fee revenue for the fourth quarter of a year has generally been the highest among all four quarters. Business activities, including buying and selling insurance, usually slow down during the Chinese New Year festivities, which occur during the first quarter of each year. As a result, our commission and fee revenue for the first quarter of a year has generally been the lowest among all four quarters.

Key Performance Indicators

Net Revenues

Our revenues are net of PRC business tax. In 2005, 2006 and 2007, we generated net revenues of RMB143.7 million, RMB246.5 million and RMB448.1 million (US$61.4 million), respectively. We derive net revenues from the following sources:

•	commissions and fees paid by insurance companies, which accounted for 99.2%, 99.6% and 99.7% of our net revenues for 2005, 2006 and 2007, respectively; and

•

other service fees, which refers to fees paid by insurance companies for certain settlement-related services provided by us to the insured on behalf of the insurance companies and accounted for 0.8%, 0.4% and 0.3% of our net revenues for 2005, 2006 and 2007, respectively.

Commissions and Fees

In 2005, 2006 and 2007, we generated commissions and fees of RMB142.5 million, RMB245.7 million and RMB446.9 million (US$61.3 million), respectively. We derive commissions and fees from the distributions of the following insurance products:

•

property and casualty insurance products, including automobile insurance products, commercial property and homeowner insurance products, individual accident insurance products, cargo insurance products, liability insurance products, construction insurance products and hull insurance products; and

•

life insurance products, including individual endowment products, individual whole life and term life insurance products, individual education annuity products, health insurance products, universal insurance products and group life insurance products.

The following table sets forth our commissions and fees earned from the distributions of different insurance products, both in absolute amount and as a percentage of total commissions and fees, for the periods indicated:

	Year Ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Property and casualty insurance products	142,520	100.0	225,027	91.6	400,954	54,966	89.7
Life insurance products	—	—	20,625	8.4	45,975	6,302	10.3

Total commissions and fees earned	142,520	100.0	245,562	100.0	446,929	61,268	100.0

Commissions and fees earned from property and casualty insurance products, in particular automobile insurance products, have been our primary source of revenue since our inception. With the continued growth in automobile sales and private car ownership in China, we expect automobile insurance products to continue to be a major contributor to our net revenues. We began distributing individual life insurance products in 2006 and expect commissions and fees from life insurance products to constitute an increasingly significant portion of our net revenues in the next several years.

The commissions and fees we receive are based on a percentage of the premiums paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the insurance products are sold. We typically receive payment of the commissions and fees from insurance companies on a monthly basis. Some of the fees are paid to us annually or semi-annually in the form of performance bonuses after we have achieved specified premium volume or policy renewal goals as agreed upon between the insurance companies and us.

Other Service Fees

In connection with the distribution of automobile insurance products, we provide some insurance-related services, such as damage assessment and claim settlement services, to the insured on behalf of insurance companies. In 2005, 2006 and 2007, we generated other service fees of RMB1.2 million, RMB0.9 million and RMB1.2 million (US$167,000), respectively, for providing these services.

Operating Costs and Expenses

Our operating costs and expenses consist of commissions and fees incurred in connection with the distribution of insurance products, selling expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of our net revenues, for the periods indicated.

	Year Ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Net revenues	143,699	100.0	246,549	100.0	448,145	61,435	100.0

Operating costs and expenses:
Commissions and fees	(65,752)	(45.8)	(133,076)	(54.0)	(232,550)	(31,880)	(51.9)
Selling expenses	(5,527)	(3.8)	(11,288)	(4.6)	(9,514)	(1,304)	(2.1)
General and administrative expenses	(78,879)	(54.9)	(52,119)	(21.1)	(68,177)	(9,346)	(15.2)

Total operating costs and expenses	(150,158)	(104.5)	(196,483)	(79.7)	(310,241)	(42,530)	(69.2)

Commissions and Fees

We incur commissions and fees in connection with the distributions of insurance products. The commissions and fees that we incurred increased each year from 2005 to 2007 primarily as a result of increase in net revenues and increase in the size of our sales force. Commissions and fees incurred as a percentage of net revenues increased from 2005 to 2006, primarily due to the change in the composition of our sales force and commission rate increase caused by competition. In 2005, we started the transition from a sales model that relied exclusively on in-house sales representatives to one that relies principally on sales agents. By the end of 2006, our sales force was primarily composed of individual sales agents. Commissions and fees incurred as a percentage of net revenue decreased slightly from 2006 to 2007, primarily because the growth rate of commissions and fees we received from insurers is higher than that of the commissions and fees we paid to our sales agents. Sales agents as a percentage of our sales force increased slightly from 93.8% as of December 31, 2006 to 95.9% as of December 31, 2007. Commissions paid to individual sales agents on average are higher than commissions and base salary paid to our in-house sales representatives. We anticipate that our commissions and fees will continue to increase as we add more sales agents to our sales force and increase our distributions of insurance products.

Selling Expenses

Our selling expenses primarily consist of:

•	employment benefits for our in-house sales staff;

•	office rental, telecommunications expenses and office supply expenses incurred in connection with sales activities; and

•	advertising expenses.

We expect that our selling expenses will continue to increase as we expand our distribution network in both existing markets and new geographic regions. As we grow in size, we also intend to spend more on marketing and advertising to enhance our brand recognition.

General and Administrative Expenses

Our general and administrative expenses principally comprise:

•	share-based compensation expenses for managerial and administrative staff;

•	salaries and benefits for our administrative staff;

•	office rental expenses;

•	travel expenses;

•	professional fees paid for certain PRC tax planning, market research, legal and auditing services;

•	depreciations and amortizations;

•	entertainment expenses;

•	office supply expenses for our administrative staff;

•	foreign exchange loss; and

•	compliance-related expenses, including expenses for professional services.

We expect that our general and administrative expenses will increase as we hire additional administrative personnel and incur additional costs in connection with the expansion of our business and with our becoming a publicly traded company, including costs to enhance our internal controls.

Share-based Compensation Expenses

Share-based compensation expenses were the largest component of our general and administrative expenses in each of 2005 and 2006, but constituted a smaller portion of our general and administrative expenses in 2007. In 2005, 2006 and 2007, we incurred share-based compensation only with respect to certain managerial and administrative staff and accordingly, allocated all share-based compensation expenses to general and administrative expenses. The following table sets forth our share-based compensation expenses, both in absolute amount and as a percentage of our general and administrative expenses, for the periods indicated.

	For the Year Ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
General and administrative expenses	78,879	100.0	52,119	100.0	68,177	9,346	100.0
Share-based compensation expenses	56,501	71.6	24,142	46.3	5,037	691	7.4

Our share-based compensation expenses in 2007 were attributable to the grant of options to purchase 5,473,684 ordinary shares of our company (after giving effect to the 10,000-for-1 share exchange in July 2007) to our former chief financial officer on February 3, 2007 and to the grant of options to purchase an aggregate of 42,000,000 ordinary shares to certain directors, officers and employees of our company on October 30, 2007.

Our share-based compensation expenses of RMB24.1 million in 2006 consist of three elements. The first element is RMB3.6 million incurred in connection with our grant of options to purchase 3,421 ordinary shares of CISG Holdings to certain management staff under our 2006 share option plan. Pursuant to the subscription agreement, dated December 22, 2005, in connection with our private placement of 17,160 ordinary shares of CISG Holdings to CDH Inservice Limited, Mr. Qiuping Lai, our president, granted to the shareholders of CISG Holdings call options to purchase his entire shareholdings in Kingsford Resources Limited, a British Virgin Islands company that was then a direct shareholder of CISG Holdings, if CISG Holdings fails to achieve specified financial targets in 2005 and 2006. Because CISG Holdings has achieved those financial targets, Mr. Lai was entitled to retain his shareholdings in Kingsford Resources Limited and, as a result, we recognized share-based compensation expenses of RMB18.8 million in 2006. Finally, in connection with our waiver of certain performance goals for Sichuan Fanhua Xintai Insurance Agency Co., Ltd., an insurance agency we acquired in March 2006, we recorded share-based compensation expenses of RMB1.7 million.

Our share-based compensation expenses of RMB56.5 million in 2005 arose from the issuance of 6,655 CISG Holdings shares at par value to Kingsford Resource Limited, which was controlled by certain members of our senior management.

For more information about our share-based compensation expenses, please see note 18 to our audited consolidated financial statements included in this annual report.

Taxation

We and each of our subsidiaries and consolidated affiliated entities file separate income tax returns.

The Cayman Islands, the British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands and the British Virgin Islands, we and our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in those jurisdictions. Our subsidiary incorporated in Hong Kong is subject to a profits tax rate of 17.5% of its assessable profits. According to the Hong Kong government’s 2008/2009 budget proposal, which is subject to the Hong Kong Legislative Council’s approval, it is proposed that the profit tax rate will be reduced to 16.5% for the 2008/2009 fiscal year. Payment of dividends is not subject to withholding tax in Hong Kong.

PRC

Pursuant to the PRC enterprise income tax laws in effect before January 1, 2008, most of our subsidiaries and consolidated affiliated entities in China were subject to the standard enterprise income tax rate, which was 33.0% (30.0% of state income tax plus 3.0% of local income tax). Our subsidiaries and consolidated affiliated entities located in Shenzhen, a special economic zone, were subject to an enterprise income tax rate of 15%. The enterprise income tax was calculated based on taxable income under PRC accounting principles. For some entities, the enterprise income tax is calculated based on the actual revenue at a deemed tax rate according to the local practices of the respective local tax bureaus in charge. In addition, our subsidiaries and consolidated affiliated entities in China are subject to a 5.0% business tax on gross revenues generated from providing services and two additional fees, the city construction fee and the education fee, which are generally calculated at 7.0% and 3.0%, respectively, on business tax.

Pursuant to the Notice Regarding Certain Taxation Policy Issues Relating to the Reemployment of the Laid-off and Unemployed Persons, jointed issued by the PRC Ministry of Finance and the State Administration of Taxation and effective from January 1, 2003, a newly established enterprise in the service industry (with limited exceptions) will be entitled to an exemption from enterprise income tax for three years if at least 30% of its work force is composed of previously “laid-off or unemployed persons” and the enterprise has entered into employment agreements with these individuals with a term of more than three years. “Laid-off or unemployed persons” are defined in the notice to include primarily laid-off or unemployed persons who are former employees of state-owned enterprises. Existing enterprises in the service industry (with limited exceptions) are entitled to a 30% reduction of enterprise income tax if they meet similar hiring requirements. Some of our subsidiaries and consolidated affiliated entities in the PRC are entitled to an exemption from enterprise income tax for a period ranging from two to three years. The following table sets forth the entities that were entitled to the tax exemption under this notice for the periods specified.

Entities Name	Tax Holiday Period

Beijing Fanhua Insurance Agency Co., Ltd	January 1, 2005 – December 31, 2007

Beijing Fanlian Investment Co., Ltd	January 1, 2004 – December 31, 2006

Beijing Fumin Insurance Agency Co., Ltd.	January 11, 2005 – December 31, 2007

Guangzhou Fanhua Insurance Agency Co., Ltd. (formerly known as Guangzhou Xiangxing Insurance Agency Co., Ltd.)	January 1, 2005 – December 31, 2006

Guangzhou Zhongqi Enterprise Management Consulting Co., Ltd.	March 14, 2005 – December 31, 2007

Beijing Ruisike Management Consulting Co., Ltd.	March 28, 2005 – December 31, 2007

Guangdong Kafusi Insurance Brokerage Co., Ltd.	September 16, 2003 – December 31, 2005

Guangzhou Yian Insurance Agency Co., Ltd.	January 1, 2005 – December 31, 2007

The preferential tax treatments granted to our subsidiaries and consolidated affiliated entities in the PRC are subject to review and may be adjusted or revoked by relevant PRC tax authorities. The discontinuation of any preferential tax treatments currently available to us could cause our effective tax rate to increase, which could have a material and adverse effect on our results of operations.

On March 16, 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. On December 6, the State Counsel issued the Implementation Rules of the Enterprise Income Tax Law, or the Implementation Rules, which became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, or the Transition Preferential Policy Circular, which also became effective on January 1, 2008. According to the EIT Law, as further clarified by the Implementation Rules, the Transition Preferential Policy Circular and other related regulations, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. The EIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax treatments according to then effective tax laws and regulations will continue to enjoy such preferential tax treatments in the following manners: (1) in the case of preferential tax rates, for a five-year transition period starting from January 1, 2008, during which the EIT rate of such enterprises will gradually increase to the uniform 25% EIT rate by January 1, 2012; or (2) in the case of preferential tax exemption or reduction with a specified term, until the expiration of such term. An increase in the EIT rates for those entities pursuant to the EIT Law could result in an increase in our effective tax rate, which could materially and adversely affect our results of operations.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue when all of the following have occurred: persuasive evidence of an agreement with the insurance company exists; services have been provided; the fees for such services are fixed or determinable; and collectibility of the fees is reasonably assured.

Brokerage and agency services are considered to be rendered and completed, and revenue is recognized, at the time the insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. We believe that we have met all the four criteria of revenue recognition when the premiums are collected by us or the respective insurance companies and not before, because collectibility is not ensured until receipt of the premium. Accordingly, we do not accrue any commissions and fees prior to the receipt of the related premiums. No allowance for cancellation has been recognized as we estimate that, based on our past experience, policy cancellations rarely occur. Any subsequent commission and fee adjustments in connection with policy cancellations, which have been de minimis to date, are recognized upon notification from the insurance companies. Actual commission and fee adjustments in connection with the cancellation of policies were approximately 0.1%, 0.1% and 0.1% of the total commission and fee revenues for the years ended December 31, 2005, 2006 and 2007. Other service fees include revenue from the provision of certain settlement-related services on behalf of the insurance companies. We recognize this type of revenue when the services are rendered.

In connection with the distribution of insurance products, our affiliated insurance agencies may receive performance bonuses from insurance companies pursuant to agreements between the insurance agency and the insurance company. Once the agency achieves its performance target, generally a certain sales volume, the bonus will become due. The bonus amount is calculated by multiplying the insurance premium volume by an agreed- upon percentage. In addition, we record discretionary bonuses as revenue when we receive them; in many cases, that is when insurance companies first notify us of the payment of the discretionary bonuses.

Share-based Compensation

We early adopted SFAS No. 123(R), which became effective on January 1, 2006. We treat all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, the same as any other form of compensation and recognize the related cost in the statement of operations. Compensation cost related to employee stock option or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. We use the Black-Scholes option-pricing model to determine the fair value of stock options.

Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. We estimate our forfeitures of our shares based on past employee retention rates and our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share compensation charges may change based on changes to our actual forfeitures. Our actual share-based compensation expenses may be materially different from our current expectations.

Impairment of Goodwill and Long-lived Assets

We are required to review our amortizable intangible assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Goodwill and intangible assets with indefinite lives are required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that these assets might be impaired. If we determine that the carrying value of our goodwill or acquired intangible assets have been impaired, the carrying value will be written down.

To assess potential impairment of goodwill, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates and long-term growth rates.

The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of our reporting units will change, which could affect the amount of goodwill impairment charges, if any.

We have not recognized any impairment charge on goodwill and intangibles for the three-year period ended December 31, 2007. We are currently not aware of any impairment charge of the goodwill and intangibles.

Income Taxes

We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry-forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We record a valuation allowance to reduce our deferred income tax assets to an amount that we believe will more likely than not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need and amount for the valuation allowance. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of our net recorded amount, an adjustment to our deferred income tax assets would increase income in the period such determination was made. Alternatively, should we determine that we would not be able to realize all or part of our net deferred income tax assets in the future, an adjustment to our deferred income tax assets would decrease income in the period such determination was made. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in any entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than- not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

We have adopted the provisions of FIN 48 on January 1, 2007. The total amount of unrecognized tax benefits as of the date of adoption was RMB305,000. As a result of the implementation of FIN 48, we recognized a RMB305,000 increase in the liability for unrecognized tax benefits which was accounted for as an increase to the January 1, 2007 balance of accumulated deficit. As of December 31, 2007, we recognized liabilities for unrecognized tax benefits totaling RMB1.2 million (US$0.2 million).

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurement” (“SFAS No. 157”). SFAS No. 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates.” SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS No. 157 on our consolidated financial position, cash flows, and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will become effective for us on July 1, 2008. We are currently evaluating the impact of adopting SFAS No. 159 on our consolidated financial position, cash flows, and results of operations.

In June 2007, the Emerging Issues Task Force (“EITF”) of FASB ratified EITF Issue 06-11 “Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. We are currently assessing the impact of EITF 06-11 on our consolidated financial position and results of operations.

In June 2007, the EITF of FASB issued EITF Issue 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF reached a consensus that nonrefundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period in conducting research and development activities on behalf of the entity should be recorded as an asset when the advance payments are made. Capitalized amounts should be recognized as expense when the related goods are delivered or services are performed, that is, when the goods without alternative future use are acquired or the service is rendered. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. We are evaluating the impact, if any, of the adoption of EITF 07-3. We do not expect that the adoption of EITF 07-3 will have a material impact on our financial position, results of operations or cash flows.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. We are evaluating the impact, if any, of the adoption of SFAS No. 141R. We do not expect that the adoption of SFAS No. 141R will have a material impact on our financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines “a non-controlling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are evaluating the impact, if any, of the adoption of SFAS No. 160.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. We are evaluating the impact, if any, of the adoption of SFAS No.161.

Results of Operations

	For the Year Ended December 31,
	2005	2005 to 2006 Percentage Change	2006	2006 to 2007 Percentage Change	2007
	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Operations Data
Net revenues:
Commissions and fees	142,520	72.4	245,652	81.9	446,929	61,268
Other service fees	1,179	(23.9)	897	35.6	1,216	167

Total net revenues	143,699	71.6	246,549	81.8	448,145	61,435

Operating costs and expenses:
Commissions and fees	(65,752)	102.4	(133,076)	74.7	(232,550)	(31,880)
Selling expenses	(5,527)	104.2	(11,288)	(15.7)	(9,514)	(1,304)
General and administrative expenses	(78,879)	(33.9)	(52,119)	30.8	(68,177)	(9,346)

Total operating costs and expenses	(150,158)	30.9	(196,483)	57.9	(310,241)	(42,530)

Income (loss) from operations	(6,459)	*	50,066	175.4	137,904	18,905
Other income (expense), net:
Interest income	445	1,105.4	5,364	202.7	16,235	2,225
Interest expense	(19)	78.9	(34)	(26.5)	(25)	(3)
Others, net	(15)	*	5	*	(2)	—

Net income (loss) before income taxes	(6,048)	*	55,401	178.2	154,112	21,127
Net income tax benefit (expense)	(672)	*	573	*	(3,178)	(436)

Net income (loss) before minority interest	(6,720)	*	55,974	169.7	150,934	20,691
Minority interest	27	5,163.0	1,421	(70.6)	2,424	332

Net income (loss)	(6,693)	*	57,395	167.2	153,358	21,023

*	Not meaningful for analysis because the percentage change is mathematically undeterminable or involves a change from income or benefit to loss or expense, or vice versa.

Year ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenues. Our total net revenues increased by 81.8% from RMB246.5 million in 2006 to RMB448.1 million (US$61.4 million) in 2007 primarily as result of:

•	a 78.2% increase in commissions and fees derived from the distributions of property and casualty insurance products, from RMB225.0 million in 2006 to RMB401.0 million (US$55.0 million) in 2007; and

•	a 122.9% increase in commissions and fees derived from the distributions of life insurance products, from RMB20.6 million in 2006 to RMB46.0 million (US$6.3 million) in 2007.

The increase in commissions and fees was mainly attributable to a significant increase in the number of sales agents in our distribution network, slightly higher commission and fee rates, higher productivity of sales agents and the establishment of four new affiliated insurance intermediary companies and the acquisitions of majority interests in three affiliated insurance agencies in 2006. The financial results of those newly established or acquired companies were more fully reflected in 2007. The total number of sales agents in our distribution network increased from approximately 8,170 as of December 31, 2006 to approximately 13,830 as of December 31, 2007. Since we only started distributing life insurance products in January 2006 and had only limited resources to commit to selling life insurance products in 2006, the percentage increase of our commissions and fees from life insurance products was much larger than that from property and casualty insurance products.

Our other service fees were RMB1.2 million (US$0.2 million) and accounted for 0.3% of our total net revenues in 2007.

Operating Costs and Expenses

Commissions and Fees. Commissions and fees we incurred increased 74.7% from RMB133.1 million in 2006 to RMB232.6 million (US$31.9 million) in 2007 primarily due to the increase in our sales volume. The percentage increase of our commissions and fees incurred is smaller than that of our commission and fee revenue primarily because, as our market share increased, we received higher commission rates from insurers, while the commission rates we pay to our sale agents remained relatively stable.

Selling Expenses. Our selling expenses decreased by 15.7% from RMB11.3 million in 2006 to RMB9.5 million (US$1.3 million) in 2007 primarily due to decreases in advertising expenses as a result of our continued transition to a sales model that relies on sales agents.

General and Administrative Expenses. Our general and administrative expenses increased by 30.8% from RMB52.1 million in 2006 to RMB68.2 million (US$9.3 million) in 2007 primarily due to an increase in headcount of administrative staff, expenses in connection with our initial public offering, foreign exchange loss in connection with dividend payment, and an increase in office expenses due to business expansion, offset by a decrease in share-based compensation expenses.

Income from Operations. As a result of the foregoing factors, our income from operations increased by 175.4% from RMB50.1 million in 2006 to RMB137.9 million (US$18.9 million) in 2007.

Other Income, Net. Our other income, net increased significantly primarily due to a 202.7% increase in interest income from RMB5.4 million in 2006 to RMB16.2 million (US$2.2 million) in 2007. The increase in interest income was mainly attributable to three factors: (1) higher interest rate, (2) the additional cash from our initial public offering completed on November 5, 2007, and (3) an increase in cash from operation.

Net Income before Income Taxes. As a result of the foregoing factors, our net income before income taxes increased by 178.2% from RMB55.4 million in 2006 to RMB154.1 million (US$21.1 million) in 2007.

Income Tax Benefit (Expense). Our income tax expense in 2007 primarily consists of current tax expense of RMB2.1 million (US$0.3 million), deferred tax expense of RMB253,000 (US$35,000), and other tax expense of RMB0.9 million (US$0.1 million). The increase in our income tax expense in 2007 was primarily due to expiration of tax holidays previously granted to some of our PRC subsidiaries and consolidated affiliated entities.

Minority Interest. Minority interest of RMB2.4 million (US$0.3 million) in 2007 was primarily due to the losses incurred by several insurance agencies in which we hold majority interests.

Net Income (Loss). As a result of the foregoing, our net income increased by 167.2% from RMB57.4 million in 2006 to RMB153.4 million (US$21.0 million) in 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues. Our total net revenues increased by 71.6% from RMB143.7 million in 2005 to RMB246.5 million in 2006 primarily as result of:

•	a 57.9% increase in commissions and fees derived from the distributions of property and casualty insurance products, from RMB142.5 million in 2005 to RMB225.0 million in 2006; and

•	commissions and fees of RMB20.6 million in 2006 derived from the distributions of life insurance products.

The increase in commissions and fees derived from the distributions of property and casualty insurance products was mainly attributable to a significant increase in the number of sales agents and in-house sales representatives in our distribution network and the establishment of five new affiliated insurance intermediary companies in 2005, whose financial results were more fully reflected in 2006. We only started distributing individual life insurance products in 2006, and our commissions and fees from the distributions of life insurance products accounted for 8.4% of our total commissions and fees in 2006. The total number of sales agents and in-house sales representatives in our distribution network increased from approximately 2,730 and 380, respectively, as of December 31, 2005 to approximately 8,170 and 540, respectively, as of December 31, 2006.

Our other service fees decreased primarily because an insurance company cancelled the collection of certain premiums payable from us in 2005 that resulted in a corresponding recognition of other service fees in 2005. There were otherwise no significant changes in the fees generated from providing settlement-related services.

Operating Costs and Expenses

Commissions and Fees. Commissions and fees we incurred increased 102.4% from RMB65.8 million in 2005 to RMB133.1 million in 2006 primarily due to the increase in the distributions of property and casualty insurance products and the commencement of our life insurance business in 2006. We did not engage in individual life insurance business in 2005 and therefore did not incur any commission or fee expenses for the distributions of life insurance products. The percentage increase of our commissions and fees incurred outpaced that of our commission and fee revenue primarily because individual sales agents, who generally earn a higher commission than our in-house sales representatives, constituted a higher percentage of our sales force in 2006 than in 2005. Individual sales agents as a percentage of our sales force increased from 87.9% at the end of 2005 to 93.9% at the end of 2006. In addition, the commencement of our life insurance business in 2006 also contributed to the faster increase in commissions and fees incurred, because the sale agents’ commission rates for selling life insurance products are generally higher than for selling property and casualty products.

Selling Expenses. Our selling expenses increased by 104.2% from RMB5.5 million in 2005 to RMB11.3 million in 2006 primarily due to rapid sales growth and expansion of our distribution network. We established four new insurance agencies in 2006 and increased the number of distribution outlets from 19 at the end of 2005 to 144 at the end of 2006. The percentage increase of our selling expenses was more than the percentage increase of our net revenues primarily because we incurred significant initial expenses in connection with the establishment of new insurance agencies and distribution outlets.

General and Administrative Expenses. Our general and administrative expenses decreased by 33.9% from RMB78.9 million in 2005 to RMB52.1 million in 2006 primarily as a result of a decrease of RMB32.4 million in share-based compensation expenses, partially offset by an increase of approximately RMB5.6 million in other general and administrative expenses due to the overall growth of our business. For a detailed description of our share-based compensation expenses in 2006 and 2005, see “—Key Performance Indicators—Operating Costs and Expenses—Share-based Compensation Expenses.”

Income (Loss) from Operations. As a result of the foregoing factors, we achieved income from operations of RMB50.1 million in 2006, compared with a loss from operations of RMB6.5 million in 2005.

Other Income, Net. Our other income, net, increased significantly primarily due to an increase in interest income from RMB0.4 million in 2005 to RMB5.4 million in 2006. The increase in interest income was mainly attributable to the additional cash from the private placement with CDH completed in December 2005.

Net Income (Loss) before Income Taxes. As a result of the foregoing factors, we achieved net income before income taxes of RMB55.4 million in 2006, compared with a net loss before income taxes of RMB6.0 million in 2005.

Income Tax Benefit (Expense). Our income tax benefit in 2006 was primarily due to deferred tax credits of RMB1.5 million, offset by current tax expenses of RMB0.9 million.

Minority Interest. Minority interest of RMB1.4 million in 2006 was primarily due to our acquisitions of a majority interest in three insurance agencies and the establishment of three new insurance agencies and one limited liability company, in which we hold majority interests, in 2006.

Net Income (Loss). As a result of the foregoing, we had a net income of RMB57.4 million and a net margin of 23.3% in 2006, compared with a net loss of RMB6.7 million in 2005.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007 respectively. China’s consumer price index during the first five months of 2008 increased by approximately 8.1% compared to same period in 2007. We can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expense, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Foreign Currency

The exchange rate between U.S. dollar and RMB was in a decline trend, from July 2005 when the average exchange rate was 8.2264 to December 2007 when the average exchange rate was 7.3681, which resulted in foreign currency translation losses when we translated our financial assets from U.S. dollar into RMB.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities and proceeds from sales of ordinary shares through private placements and our initial public offering. As of December 31, 2007, we had RMB1.5 billion (US$211.8 million) in cash. Our cash consists of cash on hand and bank deposits with terms of 90 days or less. Our principal uses of cash have been to fund our working capital requirements, rental deposit, office renovation, purchases of automobiles and office equipment and acquisitions. Although we consolidate the results of our PRC affiliated entities, we do not have direct access to their cash and cash equivalents or future earnings. But we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we receive quarterly fees from some of these affiliated entities in exchange for certain consulting and other services provided by us. See “Item 4.C. Information on the Company—Organizational Structure—Our Corporate Structure and Contractual Arrangements.” We expect to require cash to fund our ongoing business needs, particularly the further expansion of our distribution network through acquisitions and establishment of new insurance agencies and brokerages.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	71,961	53,936	167,375	22,946
Net cash (used in) generated from investing activities	(85,954)	(2,411)	63,214	8,665
Net cash generated from (used in) financing activities	159,599	(2,149)	1,111,273	152,342
Net increase in cash and cash equivalents	145,606	49,376	1,341,862	183,953
Cash and cash equivalents at the beginning of the year	29,123	174,634	223,926	30,698
Cash and cash equivalents at the end of the year	174,634	223,926	1,544,817	211,775

Operating Activities

Net cash generated from operating activities amounted to RMB167.4 million (US$22.9 million) for the year ended December 31, 2007, primarily attributable to (1) a net income of RMB153.4 million (US$21.0 million); (2) a decrease of RMB8.4 million (US$1.2 million) in accounts receivable primarily as a result of shorter settlement periods with insurers, (3) an increase of RMB6.8 million (US$0.9 million) in other payable primarily due to an increase in annual audit fees payable for 2007 annual audit and professional fees payable in connection with our initial public offering, (4) an increase of RMB5.3 million (US$0.7 million) in insurance premium payable primarily due to the increase in sales of insurance products, and (5) an increase of RMB13.0 million (US$1.8 million) in other receivables, which negatively affected operating cash flow, primarily as a result of advances extended to entrepreneurial agents to help them establish sales teams.

Net cash generated from operating activities amounted to RMB53.9 million in 2006, primarily attributable to (1) a net income of RMB57.4 million, (2) share-based compensation expenses of RMB24.1 million, which did not affect our operating cash flow, (3) an increase of RMB16.5 million in accounts receivable as a result of an increase in sales, particularly sales in the fourth quarter for which payment had not been received by the end of 2006, which negatively affected operating cash flow, and (4) an increase in other receivables of RMB11.0 million, primarily representing advances extended to entrepreneurial agents to help them establish sales teams, which negatively affected operating cash flow.

Net cash generated from operating activities in 2005 was RMB72.0 million, primarily attributable to (1) a net loss of RMB6.7 million, (2) share-based compensation expenses of RMB56.5 million, which did not affect our operating cash flow, (3) an increase of RMB12.8 million in accounts payable, as a result of a growth in sales generated by increased number of sales agents compensated by commissions payable only when we receive payments from insurance companies, (4) a decrease of RMB6.3 million in other receivables, primarily due to repayment of working-capital advances to regional managers used to fund the development of agent distribution networks, and (5) an increase of RMB5.4 million in accounts receivable, which increase negatively affected cash flow, in line with a growth in sales.

Investing Activities

Net cash generated from investing activities for the year ended December 31, 2007 was RMB63.2 million (US$8.7 million), primarily attributable to repayments of advances totaling RMB79.0 million (US$10.8 million) previously made to China United Financial Services and one of its subsidiaries, as well as an entity controlled by our chief executive officer and our president, partially offset by (1) purchases of property, plant and equipment totaling RMB5.4 million (US$0.7 million), (2) an increase of RMB5.3 million (US$0.7 million) in restricted cash set aside for settling the insurance premium payable, and (3) deposit paid for purchase of property, plant and equipment totaling RMB4.8 million (US$0.7 million).

Net cash used in investing activities in 2006 was RMB2.4 million, primarily attributable to (1) payment of the purchase price for the acquisition of majority interests in three insurance agencies totaling RMB8.1 million,

(2) the purchase of automobiles and office equipment and leasehold improvement in an amount of RMB6.3 million and (3) advances, net of repayments, amounting to RMB7.7 million primarily to certain subsidiaries of China United Financial Services and an entity controlled by our chief executive officer and our president, partially offset by a refund of RMB20.0 million in deposit paid in connection with a proposed acquisition that was subsequently abandoned.

Net cash used in investing activities was RMB86.0 million in 2005, resulting primarily from (1) advances, net of repayments, totaling RMB59.3 million to certain subsidiaries of China United Financial Services and to our chief executive officer and our president and (2) the deposit of RMB20.0 million paid in connection with a proposed acquisition that was subsequently abandoned.

Financing Activities

Net cash generated from financing activities was RMB1.1 billion (US$152.3 million) for the year ended December 31, 2007, primarily attributable to (1) net proceeds from our initial public offering in the amount of RMB1.2 billion (US$171.1 million) and (2) an increase in minority interests totaling RMB6.8 million (US$0.9 million) as a result of establishment of new majority-owned insurance agencies, partially offset by (1) payment of previously declared but unpaid dividends totaling RMB140 million (US$19.2 million) and (2) repayments totaling RMB3.3 million (US$0.5 million) of amounts payable to minority shareholders of Sichuan Fanhua Xintai Insurance Agency Co., Ltd. and Hebei Anxin Insurance Agency Co., Ltd., which we acquired in 2006.

Net cash used in financing activities was RMB2.1 million in 2006, primarily attributable to (1) RMB5.0 million repayment of a loan from an unrelated third party and (2) net repayments totaling RMB4.2 million to certain subsidiaries of China United Financial Services for working capital purposes, partially offset by an increase of RMB6.2 million in minority interest due to establishment of four new majority-owned insurance agencies and one limited liability company and acquisitions of majority interests in three insurance agencies.

Net cash generated from financing activities amounted to RMB159.6 million in 2005, primarily as a result of the proceeds from the private placement of CISG Holdings’s ordinary shares to CDH.

Capital Expenditures

We incurred capital expenditures of RMB2.8 million, RMB6.3 million and RMB5.4 million (US$0.7 million) for the years ended December 31, 2005, 2006 and 2007, respectively. Our capital expenditures have been used primarily to purchase automobiles and office equipment for newly established insurance intermediary companies. We estimate that our capital expenditures will increase significantly in 2008 as we further expand our distribution network and improve our unified operating platform.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries in China and our consolidated affiliated entities, Meidiya Investment and Yihe Investment, and their subsidiaries. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our wholly owned subsidiaries and consulting and service fees paid by the subsidiaries of Meidiya Investment and Yihe Investment. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of enterprise income tax on dividend derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividend distributed by such foreign-invested enterprises. Aggregate undistributed earning of our subsidiaries in the PRC that are available for distribution to us are considered to be indefinitely reinvested and accordingly, no provision for the withholding tax has been made. As of December 31, 2007, our restricted net asset was RMB363.1 million (US$49.8 million), which is not eligible for distribution. This amount is composed of the registered equity of the our PRC subsidiaries and consolidated affiliated entities and the statutory reserves described above.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007:

		Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years
	(in thousands of RMB)
Long-term debt obligations (1)	160	103	57	—
Operating lease obligations	20,615	6,931	12,500	1,184

Total	20,775	7,034	12,557	1,184

(1)	Excludes accrued interest.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2007.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yinan Hu	42	Chairman and Chief Executive Officer
Qiuping Lai	54	President and Director
Peng Ge	37	Chief Financial Officer, Vice President and Director
Feng Jin	42	Chief Information Officer and Vice President
Chunlin Wang	38	Vice President and Head of the Property and Casualty Insurance Unit
Chengbin Li	42	Vice President and Head of the Life Insurance Unit
En Ming Tseng	51	Vice President and Head of the Overseas Unit
Shangzhi Wu	57	Director
Yongwei Ma	65	Independent Director
Stephen Markscheid	54	Independent Director
Allen Warren Lueth	39	Independent Director

Mr. Yinan Hu is our co-founder and has been chairman of our board of directors and our chief executive officer since our inception in 1998. Since March 2002, he also has served as a director of China United Financial Services, a major shareholder of our company. From 1993 to 1998, Mr. Hu served as chairman of the board of directors of Guangdong Nanfeng Enterprises Co., Ltd., a company he co-founded that engaged in import and export, manufacturing of wooden doors and construction. From 1991 to 1995, Mr. Hu was an instructor of money and banking at Guangdong Institute for Managers in Finance and Trade. Mr. Hu received a bachelor’s degree and a master’s degree in economics from Southwestern University of Finance and Economics in China.

Mr. Qiuping Lai is our co-founder and has been our president and director since 2004. Since March 2002, he also has served as a director of China United Financial Services, a major shareholder of our company. Mr. Lai has served as chairman of the board of directors of Guangdong Nanfeng Insurance Agency Co., Ltd., one of our first affiliated insurance intermediaries in the PRC, since 2002. From 1998 to 2002, he served as the general manager of Guangdong Nanfeng Automobile Association Co., Ltd., one of our predecessor companies that he co-founded in 1998. From 1994 to 1998, he served as the general manager of Guangdong Nanfeng Enterprises Co., Ltd., a company he co-founded that engaged in import and export, manufacturing of wooden doors and construction. From 1990 to 1994, Mr. Lai was an instructor of philosophy and later an associate dean of the department of law at Guangdong Institute for Managers in Finance and Trade. Mr. Lai received his bachelor’s degree in philosophy from Jiangxi University in China.

Mr. Peng Ge has been our chief financial officer since April 1, 2008, our director since August 2007, and vice president since 2005. From 2005 to March, 2008, he served as our general manager of the finance and accounting department. From 1999 to 2005, Mr. Ge headed our Beijing operations. From 1994 to 1999, Mr. Ge was a financial manager at a subsidiary of China National Native Produce and Animal By-Products Import & Export Corporation. Mr. Ge received his bachelor’s degree in international accounting and his MBA degree from the University of International Business and Economics in China.

Mr. Feng Jin has been our chief information officer since November 2007 and vice president in charge of Sarbanes-Oxley Act compliance and investor relations since February 2008. From 2003 to 2007, Mr. Jin served as assistant president and chief information officer at New China Life Insurance Co., Ltd., the fourth largest life insurer in China, primarily responsible for IT system construction and management. From May 2000 to October 2003, Mr. Jin served as sales manager and financial planner at U.S.-based Prudential Insurance Company of America. Mr. Jin holds an MBA degree from University of Warwick and a Bachelor of Law degree from China Foreign Affairs University. He has received the credentials of Chartered Financial Consultant and Charted Life Underwriter from American College, USA.

Mr. Chunlin Wang has been our vice president since January 2007 and head of our property and casualty insurance unit since February 2008. From January 2007 to February 2008, Mr. Wang was chair of our property and casualty insurance committee. From 2003 to January 2007, he served as assistant to our chairman. From 2002 to 2005, he served as the general manager of Guangdong Nanfeng Insurance Agency Co., Ltd., one of our first affiliated insurance intermediaries in the PRC. From 1998 to 2002, Mr. Wang served as a branch manager at Guangzhou Nanyun Car Rental Services Co., Ltd. and later Guangdong Nanfeng Automobile Association Co., Ltd., our predecessors. Mr. Wang received his bachelor’s degree in law from Central-Southern University of Politics and Law in China.

Mr. Chengbin Li has been our vice president and head of our life insurance unit since February 2008. from August 2006 to February 2008, Mr. Li served as assistant vice president and the general manager of the strategic development department of our company. From 2000 to August 2006, Mr. Li served as the general manager or vice general manager of various insurance agencies or financial services firms controlled by our company or China United Financial Services. Mr. Li received a bachelor’s degree in business from Jilin University of Agriculture in China.

Dr. En Ming Tseng has been our vice president since December 2006 and head of our overseas business unit since February 2008. He served as our chief operating officer and chair of the life insurance committee of our company from 2006 to 2008. Prior to joining us, he was the chief training officer and executive management committee member of Taikang Life Insurance Company Limited, a top five life insurance company in China, from 2003 to 2006. From 1990 to 2002, Dr. Tseng was employed by Insurance Marketing Group, where he served as the publisher of Advisers and Insurance Marketing magazines in Taiwan, two Chinese- language magazines focusing on life insurance and financial services consultancy. Dr. Tseng received an MBA from Bloomsburg University of Pennsylvania and a Ph.D. degree in vocational training from University of Northern Iowa.

Dr. Shangzhi Wu has been our director since December 2005. He has served as chairman and managing partner of CDH China Management Company Limited, or CDH, since 2005. Prior to that, he served as director and managing director of CDH China Holdings Management Company Limited from 2002 to 2005. Dr. Wu is the founding partner of CDH of which he has served as president since its inception in 2002. CDH is an international private equity fund manager with more than US$2 billion of committed capital under management and with a focus on investments in China’s leading companies. From 1995 to 2002, Dr. Wu worked for China International Capital Corporation Ltd., or CICC, serving as the Head of the Direct Investment Department beginning in 1996. Dr. Wu became a managing director in 1999 and served as a member of CICC’s Management Committee between 2000 and 2002. From 1993 to 1995, he was a managing director at Beijing Copia Consulting Company, a business consulting firm. From 1991 to 1993, he was a Senior Investment Officer at the International Finance Corporation. From 1984 to 1991, he worked for the World Bank as an Operations Officer and Senior Operations Officer. Dr. Wu received his Ph.D. in mechanical engineering and a master’s degree in management of technology from Massachusetts Institute of Technology.

Mr. Yongwei Ma has been our independent director since May 2008. Mr. Ma has been an independent director of China Life Insurance Company Limited since 2006 and a member of the Standing Committee of National Committee of the Chinese People’s Political Consultative Conference since 2003. From 1998 to 2002, he was the chairman of China Insurance Regulatory Commission. From 1996 to 1998, he served as the chairman and president of the former China Insurance Group Company. From 1994 to 1996, he served as the chairman and president of the former People’s Insurance Company of China. Mr. Ma is a researcher and graduated from Finance Department of Liaoning Finance and Economic University.

Mr. Stephen Markscheid has been our independent director since August 2007. He is currently the Chief Operating Officer of Synergenz BioScience, Ltd., a genomics company based in Hong Kong. Prior to that, Mr. Markscheid was the chief executive officer of HuaMei Capital Company, Inc., a Sino-U.S. investment advisory firm from 2006 to 2007. From 1998 to 2006, Mr. Markscheid served as Senior Vice President of GE Capital. During his time with GE Capital, Mr. Markscheid led its business development activities in China and

Asia Pacific. Prior to joining GE, Mr. Markscheid worked as case leader for the Boston Consulting Group throughout Asia from 1994 to 1997. Prior to that, Mr. Markscheid had been a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. Mr. Markscheid received his bachelor’s degree in East Asian studies from Princeton University, a master’s degree in international affairs from the School of Advanced International Studies at Johns Hopkins University, and an MBA degree from Columbia University.

Mr. Allen Lueth has been our independent director since August 2007. Since 2005, Mr. Lueth has served as the chief financial officer of Zuellig Pharma China, a private company focused on pharmaceutical distribution, in Shanghai. From August 1998 to September 2004, Mr. Lueth worked at GE Consumer Finance, first in Taiwan as Manager, then Chief Financial Officer, and then General Manager, and later in Shanghai as the Representative for China. Mr. Lueth obtained his certificate as a certified public accountant in 1991 and a certified management accountant in 1994. Mr. Lueth received his Bachelor of Science in Accounting degree from the University of Minnesota and an MBA degree from the J.L. Kellogg School of Management.

Employment Agreements

Each of our executive officers has entered into an employment agreement with us. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time without notice or penalty if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, either we or the relevant executive officer may terminate the employment at any time without cause upon advance written notice to the other party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his employment agreement. Specifically, each executive officer has agreed not to, while employed by us and for a period ranging from one to two years following the termination or expiration of the employment agreement, (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities, and will not interfere with the business relationship between us and such persons and/or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner or otherwise, in any business which is in direct or indirect competition with our business; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us at the date of the executive officer’s termination, or in the year preceding such termination.

B.	Compensation

In 2007, the aggregate cash compensation, including reimbursement of expenses, to our executive officers was approximately RMB2.0 million (US$0.3 million), and the aggregate cash compensation to our non-executive directors was approximately US$33,000. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Share Incentives

Historical Option Grants

On February 3, 2007, CISG Holdings granted to Mr. David Tang, then our chief financial officer, options to purchase 0.8% of the total number of outstanding shares of CISG Holdings on a fully diluted basis. The options vest over a two-year period, with 40% of the options vesting upon our initial public offering and 30% on each of the first and second anniversary of his employment, and are exercisable at RMB23,214 per share, equal to the fair value of CISG Holdings shares as of January 31, 2007 determined by our management with the assistance of a third-party independent appraiser. In August 2007, after we completed our restructuring, Mr. Tang’s options to purchase CISG Holdings shares were converted to options to purchase 5,473,684 ordinary shares of our company at an exercise price of RMB2.3214 per share. Upon the effectiveness of Mr. Tang’s resignation on April 1, 2008, 85% of the options granted to Mr. Tang on February 3 2007, or options to purchase 4,652,631 ordinary shares, became vested and immediately exercisable, and the remaining 15% of the options granted to him on February 3, 2007 were canceled.

2007 Share Incentive Plan

In August 2007, our board of directors and shareholders adopted our 2007 share incentive plan, which is intended to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We reserved 10% of our then outstanding ordinary shares for issuance under our 2007 share incentive plan.

In October 2007, our board of directors voted to grant options under our 2007 share incentive plan to certain of our directors and employees to purchase an aggregate of 42,000,000 ordinary shares of our company at an exercise price equal to the offering price per ordinary share in our initial public offering. Our future option grants will be made pursuant to our 2007 share incentive plan. The following paragraphs describe the principal terms of our 2007 share incentive plan.

Types of Awards. The types of awards we may grant under our 2007 plan include the following:

•	options to purchase our ordinary shares;

•	restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture, restrictions on transferability and other restrictions; and

•	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, which may be subject to forfeiture.

Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under the 2007 share incentive plan will be adjusted to reflect the ratio of ADSs to ordinary shares.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive share options, or ISOs, only to our employees and employees of our majority-owned subsidiaries.

Plan Administration. The compensation committee of our board of directors, or a committee designated by the compensation committee, will administer the 2007 plan. However, awards made to our independent directors must be approved by the entire board of directors. The compensation committee or the full board of directors, as appropriate, will determine the individuals who will receive grants, the types of awards to be granted and terms and conditions of each award grant, including any vesting or forfeiture restrictions.

Award Agreement. Awards granted under our 2007 plan will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement may also specify whether the option constitutes an ISO or a non-qualifying stock option.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2007 plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and any forfeiture provisions will terminate immediately before the date of the change-of-control transaction. If the successor entity assumes our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards will automatically become fully vested and exercisable.

Exercise Price and Term of Awards. In general, the plan administrator determines the exercise price of an award and sets forth the price in the award agreement. The exercise price may be fixed or variable price related to the fair market value of our ordinary shares. However, ISOs may not be granted to any individual if the fair market value of the shares underlying such ISOs that are exercisable in any calendar year exceeds US$100,000 or other limitations imposed by law. Also, if we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant. The term of each award will be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant, except that five years is maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2007 plan. Amendments to the 2007 plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2007 plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2007 plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2007 plan.

The following table summarizes, as of May 31, 2008, the outstanding options that we granted to our directors and executive officers and to other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (Per Share)	Grant Date	Expiration Date
Yinan Hu	3,000,000	US$0.80	October 30, 2007	March 31, 2014
Qiuping Lai	1,600,000	US$0.80	October 30, 2007	March 31, 2014
Peng Ge	1,500,000	US$0.80	October 30, 2007	March 31, 2014
Feng Jin	1,500,000	US$0.80	November 8, 2007	March 31, 2014
Chunlin Wang	1,500,000	US$0.80	October 30, 2007	March 31, 2014
Chengbin Li	1,300,000	US$0.80	October 30, 2007	March 31, 2014
En Ming Tseng	1,500,000	US$0.80	October 30, 2007	March 31, 2014
David Tang (1)	133,300	US$0.80	October 30, 2007	March 31, 2014
	4,652,631	RMB2.3214	February 3, 2007	February 1, 2017
Shangzhi Wu	—	—	—	—
Yongwei Ma	—	—	—	—
Stephen Markscheid	400,000	US$0.80	October 30, 2007	March 31, 2014
Allen Warren Lueth	400,000	US$0.80	October 30, 2007	March 31, 2014
Other individuals as a group	28,500,000	US$0.80	October 30, 2007	March 31, 2014

(1)	Mr. David Tang, our former chief financial officer, resigned for personal reasons, effective as of April 1, 2008. Of the options to purchase 800,000 ordinary shares initially granted to him on October 30, 2007, options to purchase 133,300 ordinary shares became vested and immediately exercisable as of April 1, 2008. The remaining options granted to him on October 30, 2007 were canceled. Meanwhile, 85% of the options granted to him on February 3, 2007, or options to purchase 4,652,631 ordinary shares, became vested and immediately exercisable as of April 1, 2008. The remaining options granted to him on February 3, 2007 were canceled.

C.	Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. In compliance with Rule 4350 of the Nasdaq Stock Market, Marketplace Rules, currently, a majority of the members of each of our board committees are independent directors. Before the expiration of the one-year transition period beginning from October 31, 2007, the date our ADSs were initially listed on the Nasdaq Global Market, a majority of our directors and all of the committee members will be independent directors.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee, and have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Allen Lueth, Stephen Markscheid and Peng Ge. Allen Lueth and Stephen Markscheid satisfy the “independence” requirements of Rule 4350 of Nasdaq Stock Market, Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management, the independent auditors and the internal auditor; and

•	reporting regularly to the full board of directors.

In 2007, our audit committee held meeting once.

Compensation Committee. Our compensation committee consists of Allen Lueth, Stephen Markscheid and Shangzhi Wu. Allen Lueth and Stephen Markscheid satisfy the “independence” requirements of Rule 4350 of Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our chief executive officer;

•	approving and overseeing the total compensation package for our executives other than the chief executive officer;

•	reviewing and making recommendations to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2007, our compensation committee did not hold meetings or passed resolutions by unanimous written consent.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Allen Lueth, Stephen Markscheid and Qiuping Lai. Allen Lueth and Stephen Markscheid satisfy the “independence” requirements of Rule 4350 of Nasdaq Stock Market, Marketplace Rules. The corporate governance and nominating committee will assist our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, skills, experience and availability of service to us;

•

identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

In 2007, our corporate governance and nominating committee did not hold meetings or passed resolutions by unanimous written consent.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. In certain limited circumstances, it may be possible for the shareholders to bring a derivative action on behalf of our company if a duty owed by the directors to our company is breached.

Terms of Directors and Executive Officers

All directors hold office until their successors have been duly elected and qualified. Outside of certain specified circumstances, including a director becoming bankrupt or of unsound mind or being absent from board meetings without special leave of absence for six consecutive months, a director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

D.	Employees

Employees, Sales Agents and Training

We had 528, 880 and 1,218 employees as of December 31, 2005, 2006 and 2007, respectively. The following table sets forth the number of our employees by function as of December 31, 2007:

	Number of Employees of Total	%
Management and administrative staff	275	22.5
Financial and accounting staff	91	7.4
Sales and marketing staff	818	67.1
Other	34	3.0

Total	1,218	100

We had contractual relationships with 2,727, 8,173 and 13,830 sales agents as of December 31, 2005, 2006 and 2007, respectively. The sales agents are not our employees and are only compensated by commissions. For the sale of each property and casualty insurance policy or life insurance policy with a single premium payment schedule, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each life insurance policy with a periodic premium payment schedule, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period.

Our life insurance sales agents are typically organized into sales teams with a multilevel hierarchy. A life insurance sales agent not only receives a commission for the insurance policies that he or she sells, but also a smaller commission for insurance policies sold by agents under his or her management.

Our sales force, including both sales agents and our in-house sales representatives, is our most valuable asset and is instrumental in helping us build and maintain long-term relationships with our customers. Therefore, we place a strong emphasis on training of our sales force. In December 2006, we hired Dr. En Ming Tseng to lead our training efforts. Dr. Tseng has over 30 years of life insurance experience and was the chief training officer of a major insurance company in China before joining us. In early 2007, we hired Mr. Mingli Liang, who has over 20 years of experience in the insurance industry and had been a senior training manager in the same insurance company as Dr. Tseng prior to joining us. At the corporate level, Dr. Tseng, Mr. Liang and a team of dedicated training professionals have developed a company-wide unified training program. They provide training courses to the training staff at our regional insurance agencies and brokerages, who in turn organize training sessions for our sale professionals at the various regional insurance agencies and brokerages. In addition, Dr. Tseng and his team also provide on-site training sessions at our regional insurance agencies and brokerages as needed.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of May 31, 2008, by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

As of May 31, 2008, there were 912,497,726 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Yinan Hu (1)	375,978,075	41.2
Qiuping Lai (2)	167,778,395	18.4
Peng Ge (3)	—	—
Feng Jin	—	—
Chunlin Wang (4)	—	—
Chengbin Li (5)	—	—
En Ming Tseng (6)	—	—
Shangzhi Wu (7)	171,600,000	18.8
Yongwei Ma	—	—
Stephen Markscheid	*	*
Allen Warren Lueth	*	*
All Directors and Executive Officers as a Group	547,738,075	60.0

Principal Shareholders:
Cathay Auto Services Limited (8)	288,283,840	31.6
China United Financial Services Holdings Limited (9)	208,199,680	22.8
CAA Holdings Company Limited (10)	208,199,680	22.8
Kingsford Resources Limited (11)	167,778,395	18.4
CDH Inservice Limited (12)	171,600,000	18.8

*	Less than 1% of our total outstanding ordinary shares.

†	Except for Mr. Wu and Mr. Ma, the business address of our directors and executive officers is c/o 21/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China.

(1)	Includes 208,199,680 ordinary shares of our company held by China United Financial Services, a company incorporated in the British Virgin Islands, and 167,778,395 ordinary shares of our company held by Kingsford Resources Limited, or Kingsford Resources, a company incorporated in the British Virgin Islands. Approximately 58.5% of the total outstanding shares of China United Financial Services are held by CAA Holdings Company Limited, or CAA Holdings, a company incorporated in the British Virgin Islands. Mr. Hu is the sole director and holds approximately 51.3% of the total outstanding shares of CAA Holdings. Approximately 95.1% of the total outstanding shares of Kingsford Resources are held by High Rank Investments Limited, or High Rank Investments, a company incorporated in the British Virgin Islands. Mr. Hu holds approximately 76.1% of the total outstanding shares of High Rank Investments. Mr. Hu disclaims beneficial ownership of all of our shares held by China United Financial Services and Kingsford Resources except to the extent of his pecuniary interest therein.

(2)	Includes 167,778,395 ordinary shares of our company held by Kingsford Resources. Approximately 95.1% of the total outstanding shares of Kingsford Resources are held by High Rank Investments. Mr. Lai holds approximately 23.9% of the total outstanding shares of High Rank Investments. Mr. Lai disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(3)

Mr. Ge holds approximately 3.6% of the total outstanding shares of CAA Holdings and therefore may be deemed to beneficially own, indirectly through CAA Holdings and China United Financial Services, approximately 4,424,940 ordinary shares of our company. In addition, Mr. Ge holds approximately 38.3% of the total outstanding shares of Better Rise Investments Limited, or Better Rise Investments, a company incorporated in the British Virgin Islands. Better Rise Investments owns approximately 4.9% of Kingsford Resources. Therefore, Mr. Ge may be deemed to beneficially own, indirectly through Better Rise

Investments and Kingsford Resources, approximately 3,171,662 ordinary shares of our company. Mr. Ge disclaims beneficial ownership of all of our shares held by China United Financial Services and Kingsford Resources except to the extent of his pecuniary interest therein.

(4)	Mr. Wang holds approximately 0.2% of the total outstanding shares of CAA Holdings and therefore may be deemed to beneficially own, indirectly through CAA Holdings and China United Financial Services, approximately 286,698 ordinary shares of our company. In addition, Mr. Wang holds approximately 40.9% of the total outstanding shares of Better Rise Investments and therefore may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 3,386,702 ordinary shares of our company. Mr. Wang disclaims beneficial ownership of all of our shares held by China United Financial Services and Kingsford Resources except to the extent of his pecuniary interest therein.

(5)	Mr. Li holds approximately 0.2% of the total outstanding shares of CAA Holdings and therefore may be deemed to beneficially own, indirectly through CAA Holdings and China United Financial Services, approximately 273,933 ordinary shares of our company. In addition, Mr. Li holds approximately 9.5% of the total outstanding shares of Better Rise Investments and therefore may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 789,283 ordinary shares of our company. Mr. Li disclaims beneficial ownership of all of our shares held by China United Financial Services and Kingsford Resources except to the extent of his pecuniary interest therein.

(6)	Mr. Tseng holds approximately 11.2% of the total outstanding shares of Better Rise Investments and therefore may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 930,012 ordinary shares of our company. Mr. Tseng disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(7)	Includes 171,600,000 ordinary shares held by CDH Inservice Limited, or CDH Inservice, a British Virgin Islands company. All of the issued and outstanding shares of CDH Inservice are wholly owned by CDH China Growth Capital Fund II, L.P., or CDH Fund II, a Cayman Islands exempted limited partnership. CDH China Growth Capital Holdings Company Limited, or CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. Dr. Wu is director, managing partner and member of the investment committee of CDH Growth Capital Holdings. Dr. Wu disclaims beneficial ownership of all of our shares held by CDH Inservice except to the extent of his pecuniary interest therein. The business address of Dr. Wu is c/o CDH China Growth Capital Holdings Company Limited, 2601, 26th Floor, Lippo Centre Tower 2, 89 Queensway, Admiralty, Hong Kong.

(8)	Includes 208,199,680 ordinary shares of our company held by China United Financial Services and 80,084,160 ordinary shares held by Cathay Auto Services Limited, or Cathay Auto, a company incorporated in the British Virgin Islands. Approximately 38.7% of the total outstanding shares of China United Financial Services are held by Cathay Auto. Through a subscription and shareholders agreement dated July 14, 2001, Cathay Auto and CAA Holdings share voting and investment powers through the board of directors of China United Financial Services with respect to our ordinary shares held by China United Financial Services. Cathay Investment Fund, Ltd., a closed-end investment fund organized under the laws of the Cayman Islands, owns 100% of Cathay Auto. New China Management Corp., a company incorporated under the laws of Delaware, is the investment manager for Cathay Investment Fund, Ltd. and has the power to direct Cathay Investment Fund, Ltd. as to the voting and disposition of shares directly and indirectly held by Cathay Investment Fund, Ltd. The voting and investment decisions for shares beneficially owned by Cathay Investment Fund, Ltd. are made by Mr. Paul Wolansky, the chief executive officer of New China Management Corp. Cathay Auto disclaims beneficial ownership of all of our shares held by China United Financial Services except to the extent of its pecuniary interest therein. The business address of Cathay Auto is c/o New China Management Corporation, One Dock Street, Stamford, Connecticut 06902-5836, U.S.A.

(9)	Includes 208,199,680 ordinary shares held by China United Financial Services. Approximately 58.5% and 38.7% of the total outstanding shares of China United Financial Services are held by CAA Holdings and Cathay Auto, respectively. Through a subscription and shareholders agreement dated July 14, 2001, Cathay Auto and CAA Holdings share voting and investment powers through the board of directors of China United Financial Services with respect to shares held by China United Financial Services. The registered address of China United Financial Services is c/o Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(10)	Includes 208,199,680 ordinary shares held by China United Financial Services. Approximately 58.5% of the total outstanding shares of China United Financial Services are held by CAA Holdings. Approximately 51.3% of the total outstanding shares of CAA Holdings are held by Mr. Yinan Hu, our chairman and chief executive officer. The remaining 49.7% of the total outstanding shares of CAA Holdings are held by three other officers of our company, an employee of our company, Mr. Yinan Hu’s wife, Gifted Time Investments Limited, a British Virgin Islands company collectively owned by 22 current non-executive employees of our company, and Super Able Investments Limited, a British Virgin Islands company collectively owned by 22 current and former non-executive employees of our company. The registered address of CAA Holdings is c/o Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(11)	Includes 167,778,395 ordinary shares held by Kingsford Resources. Approximately 95.1% of the total outstanding shares of Kingsford Resources are held by High Rank Investments, which is 76.1% owned by Mr. Yinan Hu, our chairman and chief executive officer, and 23.9% owned by Mr. Qiuping Lai, our president. The remaining 4.9% of the total outstanding shares of Kingsford Resources are held by Better Rise Investments Limited, which is owned by four of our executive officers: Mr. Chunlin Wang, with 40.9%, Mr. Peng Ge, with 38.3%, Mr. En Ming Tseng, with 11.2%, and Mr. Chengbin Li, with 9.5%. The registered address of Kingsford Resources is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(12)	Includes 171,600,000 ordinary shares held by CDH Inservice. All of the issued and outstanding shares of CDH Inservice are wholly owned by CDH Fund II, a Cayman Islands exempted limited partnership. CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. The investment committee of CDH Growth Capital Holdings comprises Wu Shangzhi and two other individuals. Changes to the investment committee require the approval of the directors of CDH Growth Capital Holdings. The directors of CDH Growth Capital Holdings are nominated by the principal shareholders of CDH Growth Capital Holdings, being (i) an affiliate of Capital Z Partners, (ii) an affiliate of the Government of Singapore Investment Corporation, and (iii) China Diamond Holdings II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Fund II investment team. CDH Growth Capital Holdings disclaims beneficial ownership of all of our shares held by CDH Inservice except to the extent of its pecuniary interest therein. The registered address of CDH Inservice is c/o Maples Finance BVI Limited, P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of the date of this annual report, JPMorgan Chase Bank, N.A., the depositary for our ADS program, is our only U.S. record holder, holding 31.2% of our total outstanding ordinary shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Meidiya Investment, Yihe Investment, Their Shareholders and Their Subsidiaries

PRC laws and regulations restrict foreign investment in and ownership of insurance agencies and brokerages. We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, two affiliated companies, Meidiya Investment and Yihe Investment, the shareholders and the subsidiaries of Meidiya Investment and Yihe Investment. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure—Our Corporate Structure and Contractual Arrangements.”

Shareholders Agreement

Upon completion of our restructuring in July 2007, we and our then existing shareholders entered into a new shareholders agreement, which replaced a shareholders agreement entered into in December 2005. Among other things, the shareholders agreement grants certain of our shareholders customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. Other than the provisions relating to registration rights, the new shareholders agreement terminated upon the completion of our initial public offering.

Transactions with China United Financial Services

In 2007, through Dongguan Nanfeng Jiayu Insurance Agency Co., Ltd., one of our consolidated affiliated entities, we extended RMB7.8 million (US$1.1 million) to Guangdong Nanfeng Automobile Association Co., Ltd., a subsidiary of China United Financial Services, for working capital purposes. China United Financial Services was formerly the parent company of CISG Holdings and presently a principal shareholder of our company. That loan was interest-free and payable on demand. The outstanding amount of that loan was fully repaid in 2007.

Share Options

Please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements.”

Legal Proceedings

From time to time, we are involved in litigation or other legal proceedings incidental to our business. However, we do not believe that our business or operations would be materially and adversely affected by any pending litigation or other pending legal proceeding in which we are involved.

Dividend Policy

We have no plan to declare and pay cash dividends in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, under the implementation rules of the new PRC enterprise income tax law, if we are regarded as a non-resident enterprise, we will be required to pay a 10% withholding tax for any dividends we receive from our PRC subsidiaries. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details.

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods indicated since our initial public offering.

	Sales Price
	High	Low
Quarterly High and Low
First Quarter of 2008	15.69	8.51

Monthly Highs and Lows
2007
December	19.95	12.89
2008
January	15.69	8.51
February	13.50	9.50
March	13.50	10.76
April	15.47	11.30
May	16.63	13.95
June (through June 19, 2008)	16.19	14.08

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing 20 ordinary shares, have been listed on the Nasdaq Global Market since October 31, 2007 under the symbol “CISG.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-146605), as amended, originally filed with the SEC on October 10, 2007.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Exchange.”

E.	Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or brought within the jurisdiction of the Cayman Islands, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source;

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations; or

•	to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes, although this matter is not free from doubt because it is possible that in certain circumstances you will not have the ability to vote the ordinary shares underlying the ADSs. If you are not properly treated as the beneficial owner of the ordinary shares represented by the ADSs and as a result dividends received are not characterized as such, the lower capital gains rate with respect to qualified dividend income (discussed below) will not be available.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to discussions below under “—Passive Foreign Investment Company,” the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as foreign source ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. It is expected that our ADSs, which are listed on the Nasdaq Global Market (but not our ordinary shares), will be considered readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares would constitute “passive category income” or, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder can expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of a Disposition of ADSs or Ordinary Shares

Subject to discussions below under “Passive Foreign Investment Company,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If you are a non-corporate U.S. Holder (such as an individual), you will be eligible for reduced tax rates if you have held the ADSs or ordinary shares for more than a year. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2007. We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, our PFIC status generally will be determined based on the market price of our ADSs and ordinary shares. Accordingly, it is possible that a decrease in the market price of the ADSs and ordinary shares will result in our being a PFIC for our current taxable year ending December 31, 2008 or any future year. Moreover, it is not entirely clear how our contractual arrangements with the shareholders of Meidiya Investment and Yihe Investment and their subsidiaries will be treated for purposes of PFIC rules. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election. For instance, if we cease to be a PFIC, you can avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. In addition, if we are a PFIC and if any of our subsidiaries are also PFICs, you will be deemed to own shares in such PFICs and could incur liability for the deferred tax and interest charge as described below.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC can make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq Global Market and, consequently, if you are a holder of ADSs and the ADSs are regularly traded on the Nasdaq Global Market, the mark-to-market election would be available to you were we to be or become a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you can obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File No. 333-146605) and a prospectus under the Securities Act with respect to the ordinary shares represented by the ADSs. We also filed with the SEC a related registration statement on Form F-6 (File Number 333-146765) with respect to the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All documents filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We intend to furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Marketplace Rule 4350(b), we will post this annual report on Form 20-F on our website at http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=filings. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2007, our total outstanding loans amounted to RMB160,000 (US$22,000) with interest rates varying from 4.2% to 6.3%. The loans are long-term automobile bank loans with fixed interest rates. Assuming the principal amount of the outstanding loans remains unchanged in 2008, a 1% increase in each applicable interest rate would add RMB1,538 (US$224) to our interest expense in 2008. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, because most of our borrowings bear fixed interest rates. However, our future interest expense may increase due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars resulting from a private placement completed in December 2005 and proceeds from our initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 16.9% appreciation of the RMB against the U.S. dollar by June 19, 2008. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Based on the amount of our cash balance as of December 31, 2007, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB10.7 million (US$0.2 million) for our total amount of cash balance. We received net proceeds from our initial public offering of approximately US$163.7 million, after deducting underwriting discounts and commissions and the offering expenses payable by us. Assuming that we had convert the full amount of the net proceeds from our initial public offering into Renminbi when we received them, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would have resulted in an increase or decrease of RMB1.6 million (US$0.2 million) of the net proceeds from that offering. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D.	Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

The following “Use of Proceeds” information relates to our initial public offering, at US$16.00 per ADS, of 13,526,773 ADSs (including over-allotment options), each representing 20 ordinary shares, of which 11,414,360 ADSs (including over-allotment options) were offered by our company and 2,112,413 ADSs were offered by three selling shareholders. The aggregate offering price was US$216,428,368, with US$182,629,760 for the ADSs offered by our company and US$33,798,608 for the ADSs offered by the selling shareholders. The registration statement on Form F-1 (File No. 333-146605) for our initial public offering (the “Registration Statement”) was declared effective by the SEC on October 30, 2007. On November 5, 2007, we completed our initial public offering after all of the registered securities were sold. Morgan Stanley & Co. International plc, William Blair & Company, L.L.C., Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC and Piper Jaffray & Co. were the underwriters for our initial public offering.

The total expenses incurred for our company’s account in connection with our initial public offering were approximately US$19.1 million, including underwriting discounts and commissions of approximately US$13.2 million, SEC registration fees of US$6,644, FINRA filing fees of US$22,143, Nasdaq Global Market listing fees of US$100,000, printing expenses of approximately US$315,000, legal fees of approximately US$2.9 million, audit and audit-related fees of approximately US$1.8 million, roadshow costs and expenses of approximately US$0.7 million and reimbursement of US$1.3 million of the legal expenses and the marketing costs and expenses incurred by the underwriters in connection with the offering. None of the above expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

We received net proceeds of approximately US$163.7 million from our initial public offering. From October 30, 2007, the effective date of our registration statement on Form F-1 for the offering, to December 31, 2007, we used our net proceeds as follows:

•	approximately US$0.3 million to fund establishment of new insurance intermediary companies;

•	approximately US$2.7 million to fund acquisitions; and

•	approximately US$0.7 million as partial payment for the purchase of a centralized accounting system.

None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.a13a-15 that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Allen Lueth, an independent director (under the standards set forth in Nasdaq Marketplace Rule 4350(d) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.	Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in October 2007. We have posted a copy of our code of business conduct and ethics on our investor relations website at http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=governance.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our independent registered public accounting firm, for the periods indicated.

	For the Year Ended December 31,
	2006	2007
	(in thousands of US$)
Audit fees (1)	—	950
Audit-related fees (2)	—	1,800
Tax fees (3)	—	—
All other fees (4)	—	25

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of quarterly financial statements included in our reports on Form 6-K, services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” The aggregate fees billed represented fees for our initial public offering in October 2007.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories. The fees billed in 2007 were for U.S. GAAP training.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of CNinsure Inc. and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.1	English translation of 2006 Share Option Plan of the Registrant (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.2	2007 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.3	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.4	Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.5	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.6	English translation of Form of Loan Agreement between Yiqiman Management and each shareholder of Meidiya Investment and Yihe Investment (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

Exhibit Number	Description of Document
4.7	English translation of Form of Equity Pledge Agreement among Yiqiman Management, each shareholder of Meidiya Investment (or Yihe Investment) and Meidiya Investment (or Yihe Investment) (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.8	English translation of Form of Irrevocable Power of Attorney issued by each shareholder of Meidiya Investment and Yihe Investment (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.9	English translation of Form of Exclusive Purchase Option Agreement among Yiqiman Management, each shareholder of Meidiya Investment (or Yihe Management), and Meidiya Investment (or Yihe Management) (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.10	English translation of Form of Technology Consulting and Service Agreement between Ruisike Consulting and some of the insurance agency and brokerage subsidiaries of Meidiya Investment and Yihe Investment (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.11	English translation of Form of Technology Consulting and Service Agreement between Zhongqi Consulting and some of the insurance agency and brokerage subsidiaries of Meidiya Investment and Yihe Investment (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.12	English translation of Form of Trademark Licensing Agreement between Ruisike Consulting and some of the insurance agency and brokerage subsidiaries of Meidiya Investment and Yihe Investment (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.13	English translation of Form of Employment Agreement between an acquired Company and its founder (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.14*	English translation of Form of Technology Consulting and Service Agreement between Yiqiman Management and each of the insurance intermediary subsidiaries of Meidiya Investment and Yihe Investment

4.15*	English translation of Form of Consulting and Service Agreement between Haidileji Enterprise and each of the insurance intermediary subsidiaries of Meidiya Investment and Yihe Investment

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Deloitte Touche Tohmatsu

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNINSURE INC.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chairman and Chief Executive Officer

Date: June 20, 2008

CNINSURE INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CNinsure Inc.:

We have audited the accompanying consolidated balance sheets of CNinsure Inc. and its subsidiaries (the “Group”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years ended December 31, 2005, 2006 and 2007. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNinsure Inc. and its subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years ended December 31, 2005, 2006 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/    Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

June 20, 2008

CNINSURE INC.

Consolidated Balance Sheets

(In thousands, except for shares and per share data)

	As of December 31,
	2006	2007	2007
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	223,926	1,544,817	211,775
Restricted cash	7,413	12,748	1,748
Accounts receivable	26,569	18,150	2,488
Insurance premium receivable	994	541	74
Other receivables, net (Note 4)	16,988	30,703	4,209
Amounts due from related parties (Note 14)	78,957	—	—
Other current assets	856	1,297	178

Total current assets	355,703	1,608,256	220,472
Non-current assets:
Property, plant, and equipment, net (Note 5)	9,741	11,148	1,528
Goodwill (Note 3)	7,042	9,165	1,257
Intangibles	4,471	4,325	593
Deferred tax assets (Note 10)	2,365	1,936	265
Other	300	5,334	731

Total assets	379,622	1,640,164	224,846

See accompanying notes to consolidated financial statements.

CNINSURE INC.

Consolidated Balance Sheets—(Continued)

(In thousands, except for shares and per share data)

	As of December 31,
	2006	2007	2007
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	14,275	10,138	1,390
Insurance premium payable	7,413	12,748	1,747
Other payables and accrued expenses (Note 7)	12,139	20,945	2,871
Accrued payroll	4,902	6,949	953
Income tax payable	798	2,085	286
Amounts due to related parties (Note 14)	3,679	369	50
Dividend payable	32,000	—	—
Current portion of long-term borrowings (Note 9)	318	103	14

Total current liabilities	75,524	53,337	7,311

Non-current liabilities:
Long-term borrowings (Note 9)	237	57	8
Other tax liabilities (Note 10)	—	1,160	159
Deferred tax liabilities (Note 10)	560	374	51

Total liabilities	76,321	54,928	7,529

Commitments and contingencies (Note 15)

Minority interests	13,717	18,324	2,512

Common stock (Authorized shares: 1,000,000,000 at US$0.001 each; issued and outstanding shares: 650,000,000 at December 31, 2005 and 2006 and 912,497,726 at December 31, 2007) (Note 11)	5,073	7,036	965
Additional paid-in capital	369,781	1,621,064	222,228
Statutory reserves	24,279	47,903	6,567

Accumulated deficit	(109,370)	(87,941)	(12,056)

Accumulated other comprehensive loss	(179)	(21,150)	(2,899)

Total shareholders’ equity	289,584	1,566,912	214,805

Total liabilities and owners’ equity	379,622	1,640,164	224,846

See accompanying notes to consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Operations

(In thousands, except for shares and per share data)

	Year Ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Net revenues:
Commissions and fees	142,520	245,652	446,929	61,268
Other service fees	1,179	897	1,216	167

Total net revenues	143,699	246,549	448,145	61,435

Operating costs and expenses:
Commissions and fees	(65,752)	(133,076)	(232,550)	(31,880)
Selling expenses	(5,527)	(11,288)	(9,514)	(1,304)
General and administrative expenses*	(78,879)	(52,119)	(68,177)	(9,346)

Total operating costs and expenses	(150,158)	(196,483)	(310,241)	(42,530)

Net income (loss) from operations	(6,459)	50,066	137,904	18,905
Other income (expense), net:
Interest income	445	5,364	16,235	2,225
Interest expense	(19)	(34)	(25)	(3)
Others, net	(15)	5	(2)	—

Net income (loss) before income taxes	(6,048)	55,401	154,112	21,127
Income tax benefit (expense)	(672)	573	(3,178)	(436)

Net income (loss) before minority interest	(6,720)	55,974	150,934	20,691
Minority interest	27	1,421	2,424	332

Net income (loss)	(6,693)	57,395	153,358	21,023

Net income (loss) per share:
Basic	(0.0139)	0.0883	0.2178	0.0299

Diluted	(0.0139)	0.0875	0.2143	0.0294

Net income (loss) per American Depositary Share (“ADS”):
Basic	(0.2780)	1.7660	4.3551	0.5970

Diluted	(0.2780)	1.7500	4.2858	0.5875

Shares used in calculating net income (loss) per share and ADS:
Basic	482,770,000	650,000,000	704,273,232	704,273,232

Diluted	482,770,000	655,970,000	715,649,950	715,649,950

*	Including share-based compensation expenses of RMB56,501, RMB24,142, RMB5,037 (US$ 691)for the years ended December 31, 2005, 2006 and 2007, respectively.

See accompanying notes to consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

(In thousands, except for shares and per share data)

	Share Capital		Additional Paid-in Capital	Subscription receivable from shareholder	Parent Company’s Investment	Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Total	Comprehensive income (loss)
	Number of Share	Amounts
		RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance at January 1, 2005	411,850,000	3,214	142,910	—	—	3,148	(106,941)	—	42,331
Issuance of common shares	238,150,000	1,859	204,476	(935)	—	—	(6,693)	—	205,400
Net loss	—	—	—	—	—	—	—		(6,693)	(6,693)
Provision for statutory reserves	—	—	—	—	—	8,670	(8,670)	—	—
Foreign currency translation	—	—	—	—	—	—	—	(95)	(95)	(95)

Balance at December 31, 2005	650,000,000	5,073	347,386	(935)	—	11,818	(122,304)	(95)	240,943	(6,788)

Subscription receivable from Shareholders	—	—	—	935	—	—	—	—	935
Share-based compensation	—	—	22,395	—	—	—	—	—	22,395
Net income	—	—	—	—	—	—	57,395	—	57,395	57,395
Dividends (note)	—	—	—	—	—	—	(32,000)	—	(32,000)
Provision for statutory reserves	—	—	—	—	—	12,461	(12,461)	—	—
Foreign currency translation	—	—	—	—	—	—	—	(84)	(84)	(84)

Balance at December 31, 2006	650,000,000	5,073	369,781	—	—	24,279	(109,370)	(179)	289,584	57,311

Issuance of common share	262,497,726	1,963	1,246,246	—	—	—	—	—	1,248,209
Cumulative effect of adoption of FIN48 (Note 11)	—	—	—	—	—	—	(305)	—	(305)
Share-based compensation	—	—	5,037	—	—	—	—	—	5,037
Net income	—	—	—	—	—	—	153,358	—	153,358	153,358
Dividends (note)	—	—	—	—	—	—	(108,000)	—	(108,000)
Provision for statutory reserves	—	—	—	—	—	23,624	(23,624)	—	—
Foreign currency translation	—	—	—	—	—	—	—	(20,971)	(20,971)	(20,971)

Balance at December 31, 2007	912,497,726	7,036	1,621,064	—	—	47,903	(87,941)	(21,150)	1,566,912	132,387

Balance at December 31, 2007 in US$		965	222,228	—	—	6,567	(12,056)	(2,899)	214,805	18,149

Note:

In 2006, dividend of RMB523 per share (before the effect of the 10,000-for-1 share exchange) was declared for distribution to CISG shareholders of record as of December 31, 2005. In March 2007, dividend of RMB585 per share (before the effect of the 10,000-for-1 share exchange) was declared for distribution to CISG shareholders of record as of December 31, 2006. In October 2007, after the issuance of new ordinary share on a 10,000 for-1 basis in exchange for CISG shares, the Company declared a dividend of RMB0.1023 per share for distribution to CISG shareholders that existed before IPO and the said dividend was fully paid in December 2007.

See accompanying notes to consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Cash Flows

(In thousands, except for shares and per share data)

	At December 31
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income (loss)	(6,693)	57,395	153,358	21,023
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation	637	1,856	3,218	441
Amortization of acquired intangible assets	—	112	300	41
Minority interest	(27)	(1,421)	(2,424)	(332)
Compensation expense associated with stock options	56,501	3,562	5,037	691
Share-based compensation associated with performance commitment	—	20,580	—	—
Gain on disposal of property, plant and equipment	224	184	—	—
Changes in operating assets and liabilities:
Accounts receivable	(5,360)	(16,509)	8,419	1,154
Insurance premium receivable	(414)	(126)	453	62
Other receivables	6,281	(11,031)	(12,966)	(1,777)
Other current assets	56	(721)	(441)	(60)
Accounts payable	12,801	1,450	(4,137)	(567)
Insurance premium payable	2,831	1,383	5,335	731
Other payables	2,660	(2,931)	6,781	930
Accrued employee benefit	2,094	1,053	2,047	281
Income taxes payable	143	568	1,287	176
Other tax liabilities	—	—	855	117
Provision for deferred taxes	227	(1,468)	253	35

Net cash generated from operating activities	71,961	53,936	167,375	22,946

Cash flows from investing activities
Addition in other investment	—	—	(200)	(27)
Purchase of property, plant and equipment	(2,812)	(6,285)	(5,374)	(737)
Deposit paid for purchase of property, plant and equipment	—	—	(4,834)	(663)
Repayments from (advances to) third parties	(1,026)	1,026	—	—
Increase in restricted cash	(2,831)	(1,382)	(5,335)	(732)
Deposit (paid) refunded for acquisition of an entity	(20,000)	20,000	—	—
Acquisition of subsidiaries, net of cash acquired of RMB8,690 for December 31, 2006	—	(8,050)	—	—
Advances to related parties	(66,514)	(50,299)	—	—
Repayments from related parties	7,229	42,579	78,957	10,824

Net cash generated from (used in) investing activities	(85,954)	(2,411)	63,214	8,665

Cash flows from financing activities:
Bank loans raised	511	432	—	—
Repayment of bank loans	(866)	(531)	(395)	(54)
Increase in capital injection by minority interests	2,450	6,220	6,769	928
Advances from related parties	5,480	1,364	—	—
Repayments to related parties	(375)	(5,569)	(3,310)	(454)
(Decrease) increase in loan from third party	3,500	(5,000)	—	—
Proceeds from share issuances	148,899	935	1,248,209	171,114
Dividends paid	—	—	(140,000)	(19,192)

Net cash generated from (used in) financing activities	159,599	(2,149)	1,111,273	152,342

Net increase in cash and cash equivalents	145,606	49,376	1,341,862	183,953
Cash and cash equivalents at beginning of year	29,123	174,634	223,926	30,698
Effect of exchange rate changes on cash and cash equivalents	(95)	(84)	(20,971)	(2,876)

Cash and cash equivalents at end of year	174,634	223,926	1,544,817	211,775

Supplemental disclosure of cash flow information:
Interest paid	20	34	25	3
Income taxes paid	302	325	784	107

Supplemental disclosure of non-cash transactions is set out in note 17.

See accompanying notes to consolidated financial statements.

CNINSURE INC.

Notes to The Consolidated Financial Statements

(In thousands, except for shares and per share data)

(1) Organization and Description of Business

CISG Holdings Ltd (“CISG”) was incorporated in the British Virgin Islands (“BVI”) on June 8, 2004. CISG undertook a separate restructuring in anticipation of an initial public offering (“IPO”) involving CNinsure Inc. (the “Company”) that was incorporated in the Cayman Islands on April 10, 2007 as a shell company for listing purpose. On July 31, 2007, prior to its IPO, the Company issued 684,210,526 ordinary shares to the existing shareholders of CISG for exchange of their shares of CISG on a 10,000-for-1 basis and thereafter, became the ultimate holding company of CISG. The Company and its subsidiaries and variable interest entities (“VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in the provision of insurance brokerage and agency services in the People’s Republic of China (the “PRC”).

Current PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies and brokerages. Accordingly, the Company conducts its operations in China principally through contractual arrangements among its PRC subsidiaries, two PRC affiliated entities and the equity shareholders of these PRC affiliated entities, who are PRC nationals. The contractual arrangements include a series of contracts entered into between the Company’s PRC subsidiaries and the equity shareholders of these PRC affiliated entities, including loan agreements, equity pledge agreements, irrevocable powers of attorney, exclusive purchase option agreements, technology consulting and service agreements and trademark licensing agreements. Through these contractual arrangements, the Company is entitled to: (1) receive service fees from the subsidiaries of these PRC affiliated entities; (2) exercise all of the voting powers of the owners of these PRC affiliated entities; (3) receive dividends declared by these PRC affiliated entities and their subsidiaries and (4) acquire all the equity interests of these PRC affiliated entities and their subsidiaries once PRC laws permit. As a result, the Company absorbs all of the expected losses and residual returns of these PRC affiliated entities and their subsidiaries. Under the requirements of Financial Accounting Standard Board (“FASB”) International No.46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46 (R)”), these two PRC affiliated entities and their subsidiaries are considered as the variable interest entities (“VIEs”) of the Company. As the Company is the sole primary beneficiary of these VIEs, the Company consolidates them into its consolidated financial statements.

The exchange was accounted for as a reverse merger and the financial statements of the Company presents the historical results, assets and liabilities of CISG on the consummation of the reverse merger on the basis that CISG was the accounting acquiror. Prior to the exchange, the Company was a shell company which contained only insignificant amount of assets and liabilities. All shares and per share data of the Company have been retrospectively restated in these consolidated financial statements to reflect the impact of the shares exchange.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

The following table summarizes the Group’s subsidiaries and VIEs as of December 31, 2007 presented herein.

Name of subsidiary and/or variable interest entity	Place of incorporation and kind of legal entity	Principal activities	Issued share capital	Attributable equity interest to the Group
CISG Holdings Ltd.	British Virgin Islands (‘BVI’), Limited Liability Company	Investment holdings	RMB6,482	100%

CNinsure Holdings Ltd.	BVI, Limited Liability Company	Investment holdings	US$1	100%

Guangdong Meidiya Investment Co., Ltd.*	China, Limited Liability Company	Investment, investment consulting service and sales	RMB6,000	100%

Sichuan Yihe Investment Co., Ltd.*	China, Limited Liability Company	Investment, assets management, financing and guarantee legally	RMB20,000	100%

Beijing Fanlian Investment Co., Ltd.	China, Limited Liability Company	Investment management service	RMB20,000	100%

Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.	China, Limited Liability Company	Technology development and financial consulting service	Hong Kong Dollar (“HKD”) 78,837	100%

Haidileji Enterprise Image Planning (Shenzhen) Co., Ltd.	China, Limited Liability Company	Corporate Identity, product design and financial consulting service	HKD82,630	100%

Shenzhen Fanhua Nanfeng Enterprise Management Consulting Co., Ltd.	China, Limited Liability Company	Management consulting service	RMB30,000	100%

Guangzhou Zhongqi Enterprise Management Consulting Co., Ltd.	China, Limited Liability Company	Management consulting, marketing and internet information consulting	RMB1,300	100%

Beijing Ruisike Management Consulting Co., Ltd.	China, Limited Liability Company	Management consulting, investment consulting and financial consulting	RMB1,000	100%

Fujian Fanhua Investment Co., Ltd.	China, Limited Liability Company	Investment and financial consulting	RMB5,360	55%

Guangdong Nanfeng Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB 5,000	100%

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

Name of subsidiary and/or variable interest entity	Place of incorporation and kind of legal entity	Principal activities	Issued share capital	Attributable equity interest to the Group
Guangdong Kafusi Insurance Brokerage Co., Ltd.**	China, Limited Liability Company	Insurance agency/brokerage service, and risk management consulting service	RMB10,000	100%

Guangzhou Yian Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency/brokerage service	RMB500	100%

Guangzhou Xiangxing Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB2,010	100%
Guangdong Qicheng Insurance Brokerage Co., Ltd.**	China, Limited Liability Company	Insurance agency/brokerage service, and risk assessment and management consulting service	RMB5,000	51%

Dongguan Nanfeng Jiayu Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB500	100%

Foshan Tuohua Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB1,000	100%

Shenzhen Nanfeng Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB500	100%

Beijing Fanlian Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service in Beijing	RMB5,000	100%

Beijing Fanhua Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB500	100%

Beijing Fumin Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB500	100%

Sichuan Fanhua Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB2,000	100%

Sichuan Bocheng Insurance Brokerage Co., Ltd.**	China, Limited Liability Company	Insurance agency/brokerage service, and risk assessment and management service	RMB5,000	100%

Sichuan Fanhua Xintai Insurance Agency Co., Ltd. (formerly known as Sichuan Xintai Insurance Agency Co., Ltd.)**	China, Limited Liability Company	Insurance agency service	RMB2,000	70%

Fujian Xinheng Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB2,050	55%

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

Name of subsidiary and/or variable interest entity	Place of incorporation and kind of legal entity	Principal activities	Issued share capital	Attributable equity interest to the Group
Hebei Anxin Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency, and financial consulting service	RMB4,500	55%

Shandong Fanhua Xintai Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB3,000	63%

Shanghai Fanhua Guosheng Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB3,000	55%

Hunan Fanhua Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB3,000	55%

Guangzhou Desheng Insurance Brokerage Co., Ltd.**	China, Limited Liability Company	Insurance agency/brokerage service, and risk assessment and management consulting Service	RMB5,000	51%

Fuzhou Fanhua Lianxin Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB1,010	28%

Jinan Fanrong Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB 500	63%

Huaihua Jixiang Insurance Agency Co., Ltd.**	China, Limited Liability Company	Insurance agency service	RMB 500	30%

Shijiazhuang Fanhua Anxin Investment Co., Ltd. .	China, Limited Liability Company	Investment holdings	RMB8,000	55%

*	This entity represents a VIE that has been consolidated by the Company in accordance with FIN 46 ( R) because the Company absorbs all of the expected losses and residual returns of the entity and is the sole primary beneficiary.

**	This represents a subsidiary directly held by VIEs, Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd., which has been consolidated by the Company in accordance with FIN 46 (R) because the Company absorbs all of the expected losses and residual returns of the entity and is the sole primary beneficiary.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Consolidation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and those VIEs for which the Company is the primary beneficiary, from the dates they were acquired or incorporated. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, the Group consolidates VIEs for which it is deemed to be the primary beneficiary and absorbs all of the expected losses and residual returns of the entity.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(b) Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Group’s consolidated financial statements included the valuation of deferred tax assets, useful lives of property and equipment, impairment of goodwill; economic lives of intangible assets and allowances for doubtful receivables. Actual results could differ from those estimates.

(c) Variable Interest Entity

VIE is an entity in which equity investors generally do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. A VIE is consolidated by its primary beneficiary when it is determined that the primary beneficiary will absorb the majority of the VIE’s expected losses and/or expected residual returns.

(d) Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand and bank current deposits. Cash equivalents consist of bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less.

In its capacity as insurance agent and broker, the Group typically collects premiums from insureds and remits the premiums or net premiums after deducting its authorized commissions to the appropriate insurance companies. Accordingly, as reported in the consolidated balance sheets, “premiums” are receivable from insureds. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term, and reports such amounts as restricted cash on the Consolidated Balance Sheets.

(e) Accounts Receivable and Insurance Premium Receivable

Accounts receivable and insurance premium receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable represent agency and brokerage service fees receivable from customers or insurance companies. Insurance premium receivable consists of insurance premium to be collected from insurers. Amounts collected on accounts receivable and insurance premium receivables are included in net cash provided by operating activities in the consolidated statements of cash flows. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience. The Group reviews its allowance for doubtful accounts regularly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Allowance for doubtful accounts for accounts receivable and insurance premium receivable for the years ended December 31, 2006 and 2007 were nil, respectively.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(f) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account any estimated residual value, which is based upon salvage value:

	Estimated useful life	Estimated residual value
	(Years)
Motor vehicles	5-10	0	%-3%
Office equipment, furniture and fixtures	3-5	0	%-3%
Leasehold improvements	5	0%

The amortization methods and estimated useful lives are reviewed regularly.

Depreciation expenses recognized in statements of operations for the years ended December 31, 2005, 2006 and 2007 were RMB637, RMB1,856, RMB3,218, respectively. Depreciation expenses of RMB164, RMB170, RMB220 were recorded in the selling expenses for the year ended December 31, 2005, 2006 and 2007, respectively, and the remaining was recorded in general and administrative expenses.

(g) Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, “Goodwill and Other Intangible Assets”.

Identifiable intangibles are required to be determined separately from goodwill based on fair value. In particular, an intangible that is acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. The intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the intangible assets’ economic lives.

Separately identifiable intangible assets consist of the brand name, customer relationship, non-compete and agency agreements.

The weighted average economic lives and net carrying values are as follows:

		At December 31, 2007
		Cost	Accumulated amortization	Net carrying values
		RMB	RMB	RMB
Brand Name	Indefinite	2,829	—	2,829
Customer Relationship	9.2 to 9.8 years	1,233	167	1,066
Non-compete Agreement	3.2 to 3.8 years	568	231	337
Agency Agreement	9.2 to 9.8 years	107	14	93

		4,737	412	4,325

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

Aggregate amortization expense for intangible assets was nil, RMB112 and RMB300 for the years ended December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, the estimated amortization expense for the next five years is: RMB308 in 2008, RMB308 in 2009, RMB241 in 2010, RMB144 in 2011, RMB144 in 2012 and an aggregate amount of RMB351 in years thereafter.

(h) Other Assets

Other current assets and other assets consist of prepayment and prepaid expenses.

(i) Other investments

Other non-current assets represent 5% investments in equity security of private companies are measured initially at cost. If the Company determines a decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of write down is accounted for as a realized loss. Determination of whether declines in value are other than temporary requires significant judgement.

(j) Impairment of Long-Lived Assets

In accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, property, plant, and equipment, and purchased intangible assets with definite life, subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The management performed the annual impairment test for all intangible assets as of December 31, 2007 and concluded that no impairment occurred to their net carrying values as of December 31, 2007. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(k) Insurance Premium Payables

Insurance premium payables are insurance premium collected on behalf of insurance companies but not yet remitted as of the balance sheet date.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are evaluated and, if realization is not considered to be “more-likely-than-not,” a valuation allowance is provided.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

In accordance with FASB Statement No.109, “Accounting for Income Taxes”, the tax benefits associated with the utilization of pre-acquisition net operating losses carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as follows: (i) first to reduce to zero any goodwill related to the acquisition; (ii) second to reduce to zero other non-current intangible assets related to the acquisition; and (iii) third to reduce income tax expense.

(m) Share-based Compensation

The Group has early adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which was effective on January 1, 2006. All forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. Compensation cost related to employee stock option or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Group uses the Black- Scholes option-pricing model to determine the fair value of stock options and warrants.

Share-based compensation expenses of RMB56,501, RMB24,142, RMB5,037 for the years ended December 31, 2005, 2006 and 2007, respectively, were included in the general and administrative expenses.

In addition, pursuant to the new subscription agreement dated December 22, 2005, a senior executive of the Company, Mr. Lai Qiu Ping (“Lai”), agreed to grant call options to the shareholders of the Company. The shareholders of the Company are entitled to require Lai to sell all of his shareholdings in a shareholder of CNinsure Inc., Kingsford Resources Limited (“Kingsford”), for a nominal consideration upon the failure to achieve specified performance milestones throughout 2006 as stipulated in the New Subscription Agreement. Based on the satisfaction of the performance milestones, Lai is entitled to remain his shareholding in Kingsford and accordingly, compensation expense of RMB18,833 were recognized for the year ended December 31, 2006, which was estimated based on fair value of the shares of CISG.

(n) Employee Benefit Plans

As stipulated by the regulations of the PRC, the Group’s subsidiaries in the PRC participate in various defined contribution plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans beyond the annual contributions described above.

The contributions are charged to the statement of operations as they become payable in accordance with the rules of the central pension scheme. For the years ended December 31, 2005, 2006, and 2007, the Group contributed RMB759, RMB1,552, RMB2,386, respectively, to these plans.

(o) Revenue Recognition

The Group’s revenue is derived principally from the provision of insurance brokerage and agency services. The Company recognizes revenue when all of the following have occurred: persuasive evidence of an agreement with the insurance company or insurance agency exists, services have been provided, the fees for such services are fixed or determinable and collectibility of the fee is reasonably assured.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

Agency and brokerage services are considered to be rendered and completed, and revenue is recognized, at the time the insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Company believes that it has met all the four criteria of revenue recognition when the premiums are collected by the Company or the respective insurance companies and not before, because collectibility is not ensured until receipt of the premium. Accordingly, the Company does not accrue any commissions and fees prior to the receipt of the related premiums. No allowance for cancellation has been recognized as the management of the Group estimates, based on our past experience, that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been de minimis to date, are recognized upon notification from the insurance carriers. Actual commission and fees adjustments in connection with the cancellation of policies were 0.1%, 0.1% and 0.1% of the total commission and fees revenue for the years ended December 31, 2005, 2006 and 2007, respectively. For property insurance and life insurance, the agency and brokerage Company may receive a performance bonus from the insurance company per contract provisions. Once the agency company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is the insurance premium volume multiplied by an agreed-upon percentage. In addition, contingent commissions are recorded as revenue when received, which in many cases, is the Group’s first notification of amounts earned.

Other service fee includes revenue from the provision of claims compensation services for the insurance carriers. Revenue is recognized when the services are rendered.

The Group represented revenue net of sales taxes incurred. The sales taxes amounted to RMB3,363, RMB2,453, RMB9,423 for the years ended December 31, 2005, 2006 and 2007, respectively.

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/ or remediation can be reasonably estimated.

(p) Contingent Consideration

The Group has incorporated contingent consideration into the structure of acquisitions completed in 2006. These arrangements generally result in the payment of additional consideration or surrender of shares to the sellers upon the acquired entities’ satisfaction of performance targets for years 2006 and 2007 as stipulated in the acquisition agreement.

Additional cash payments or surrender of shares which are determined to be additional purchase consideration will be accounted for as part of the purchase of the acquired entities when the outcome of the contingency is determinable beyond a reasonable doubt (see note 4), while those which are determined to be compensatory in nature will be recorded as compensation expenses and charged to the consolidated statements of operations. Compensation expenses for such arrangements were RMB1,747 and nil for the years ended December 31, 2006 and 2007, respectively.

(q) Fair Value of Financial Instruments

The carrying amounts of accounts receivable, insurance premium receivables, other receivables, accounts payable, amounts due from (to) related parties, insurance premium payables and short-term borrowings approximate their fair values due to the short-term maturity of these instruments.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(r) Foreign Currencies

The functional currency of the subsidiaries and VIEs of the Group that are established in the PRC is Renminbi (“RMB”). Transactions denominated in other currencies are translated into RMB at the average rates of exchange prevailing during the year. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect on the balance sheet dates. Nonmonetary assets and liabilities are remeasured into RMB at historical exchange rates.

The functional currency of the Company is United States dollars (“U.S. dollars”). The Group has chosen the RMB as its reporting currency. Assets and liabilities are translated using exchange rates in effect at the balance sheet date and average exchange rates for the period are used for revenue and expense transactions.

Currency transaction gains and losses are recorded in the consolidated statements of operations. Translation adjustments are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

(s) Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2946, on December 31, 2007, representing the noon buying rate in the City of New York for cable transfers of Renminbi, as certified for customs purposes by the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2007, or at any other rate.

(t) Segment reporting

The Group manages its business as a single operating segment engaged in the provision of insurance brokerage and agency services in the PRC. Substantially all of its revenues are derived in the PRC. All long-lived assets are located in PRC.

(u) Earnings per Share

Basic earnings per share is calculated by dividing the net income (loss) available to common shareholders by the weighted average number of common shares /ADS outstanding during the year.

Diluted earnings per share is calculated by using the weighted average number of common shares /ADS outstanding adjusted to include the potentially dilutive effect of outstanding stock-based awards, unless their inclusion in the calculation is anti-dilutive.

(v) Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to RMB178, RMB1,188, RMB253 for the years ended December 31, 2005, 2006 and 2007, respectively.

(w) Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) represents foreign currency translation adjustments and is included in the consolidated statements of shareholders’ equity.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(x) Recently Issued Accounting Standards

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates.” SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Group is currently evaluating the impact of adopting SFAS 159 on its consolidated financial position, cash flows, and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) which permits entities to choose to measure many financial instrument and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Group on July 1, 2008. The Group is currently evaluating the impact of adopting SFAS 159 on its consolidated financial position, cash flows, and results of operations.

In June 2007, the Emerging Issues Task Force (“EITF”) of FASB ratified EITF Issue 06-11 “Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The Company is currently assessing the impact of EITF 06-11 on its consolidated financial position and results of operations.

In June 2007, the EITF of FASB issued EITF Issue 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF reached a consensus that nonrefundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period in conducting research and development activities on behalf of the entity should be recorded as an asset when the advance payments are made. Capitalized amounts should be recognized as expense when the related goods are delivered or services are performed, that is, when the goods without alternative future use are acquired or the service is rendered. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. The Company is evaluating the impact, if any, of the adoption of EITF 07-3. It is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines “a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

indirectly, to a parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The Company is evaluating the impact ,if any, of the adoption of SFAS No. 161.

(3) Acquisitions

(a) Sichuan Fanhua Xintai Insurance Agency Company Limited

On March 31, 2006, the Group acquired 82% of the outstanding common shares of Sichuan Fanhua Xintai Insurance Agency Company Limited (“Sichuan Xintai”) which is engaged in the insurance agency business in order to grow the Group’s business. The results of Sichuan Xintai’s operations have been included in the consolidated financial statements since then. The aggregate purchase price was RMB10,190 of which RMB8,190 was paid by the end of 2006 and the remaining balance was recorded as amounts due to related companies, and is payable to the former shareholder of Sichuan Xintai. The purchase price was determined based on arms-length negotiations with the selling shareholders. Subject to the adjustment contingent upon Sichuan Xintai achieving certain financing results, the Group would give 12% shares of Sichuan Xintai to the selling shareholders at nil consideration. However, in September 2006, this contingency has been resolved as the management of the Group agreed to give the 12% shares to the selling shareholders of Sichuan Xintai even though the specified financial results have not been achieved.

The following table summarizes the 82% of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

RMB
Net tangible assets acquired	2,736
Intangible assets	1,964
Goodwill	5,352
Deferred tax asset	315
Deferred tax liability	(177)

Total consideration	10,190

The excess of purchase price, over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The acquisition was made based on the expected benefits that the acquired business will bring to the Group in the future by providing insurance brokerage and agency services to a new market in Sichuan province of the PRC.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

The acquired intangible assets of RMB1,964, which have a weighted average economic life, are comprised of the following:

	Economic life	Fair value acquired
	(Years)	(RMB)
Brand name	Indefinite	1,427
Customer relationship	9.8	303
Non-compete agreement	3.8	230
Agency agreement	9.8	4

Total		1,964

The following pro forma information summarizes the effect of the acquisition, as if the acquisition of Sichuan Xintai had occurred as of January 1, 2006 and January 1, 2005. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2006 and January 1, 2005, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2005	2006
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	142,534	246,896
Pro forma income (loss) from operations	(6,870)	49,197
Pro forma net income (loss)	(7,074)	56,537
Pro forma net income (loss) per share	(147)	870

(b) Fujian Xinheng Insurance Agency Company Limited

On June 30, 2006, the Group acquired 51.22% of the outstanding common shares of Fujian Xinheng Insurance Agency Company Limited (“Fujian Xinheng”) which is engaged in the insurance agency business in order to grow the Group’s business. The results of Fujian Xinheng’s operations have been included in the consolidated financial statements since then. The initial purchase consideration was RMB1,050 in cash. The purchase price is subject to adjustment contingent upon Fujian Xinheng achieving certain financial results. Specifically, if Fujian Xinheng, achieves the performance targets, the Group will convert a RMB4,950 interest- free loan into common shares of Fujian Xinheng. The purchase price was determined based on arms-length negotiations with the selling shareholders.

At December 31, 2006, convertible loan of RMB2,000 was funded to Fujian Xinheng as working capital. On March 23, 2007, the Group signed the Memorandum of understanding and agreed to provide the remaining balance of RMB2,950 to Fujian Xinheng and convert the interest-free loan into common shares of Fujian Xinheng although the performance milestones were not achieved. As a result of converting the loan into shares, the Group’s interest in Fujian Xinheng will be increased to 55% effective in October 2007.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

The following table summarizes the 51.22% of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

RMB
Net tangible assets acquired	618
Intangible assets	348
Deferred tax asset	143
Deferred tax liability	(59)

Total consideration	1,050

The consideration was settled by advances to Fujian Xinheng by The excess of purchase price, over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The acquisition was made based on the expected benefits that the acquired business will bring to the Group in the future by providing insurance brokerage and agency services to a new market in Fujian province of the PRC.

The acquired intangible assets of RMB348, which have a weighted average economic life, are comprised of the following:

	Economic life	Fair value acquired
	(Years)	(RMB)
Brand name	Indefinite	169
Customer relationship	9.5	110
Non-compete agreement	3.5	48
Agency agreement	9.5	21

Total		348

The following pro forma information summarizes the effect of the acquisition, if the acquisition of Fujian Xinheng had occurred as of January 1, 2006 and January 1, 2005. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2006 and January 1, 2005, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2005	2006
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	145,213	248,145
Pro forma income (loss) from operations	(7,327)	50,294
Pro forma net income (loss)	(7,563)	57,628
Pro forma net income (loss) per share	(157)	887

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

On September 30, 2007, the Group acquired additional 3.78% of the outstanding common shares of Fujian Xinheng. The following table summarizes the 3.78% of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

RMB
Net tangible liabilities acquired	(59)
Intangible assets	154
Goodwill	2,123
Deferred tax asset	34
Deferred tax liability	(24)

Total consideration	2,228

The excess of purchase price, over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The acquisition was made based on the expected benefits that the acquired business will bring to the Group in the future by providing insurance brokerage and agency services to a new market in Fujian province of the PRC.

The acquired intangible assets of RMB154, which have a weighted average economic life, are comprised of the following:

	Economic life	Fair value acquired
	(Years)	(RMB)
Brand name	Indefinite	57
Customer relationship	8.8	87
Non-compete agreement	4.0	4
Agency agreement	8.8	6

Total		154

(c) Hebei Anxin Insurance Agency Company Limited

On October 31, 2006, the Group acquired 55% of the outstanding common shares of Hebei Anxin Insurance Agency Company Limited (“Hebei Anxin”) which is principally engaged in insurance agency business in order to grow the Group’s business. The results of Hebei Anxin’s operations have been included in the consolidated financial statements since then. As a result of the acquisition, the Group is expected to widen economies of scale. The aggregate purchase price was RMB7,970 of which RMB7,500 was paid by the end of 2006 and the remaining balance was recorded as amounts due to related companies and is payable to the former shareholder of Hebei Anxin. The purchase price was determined based on arms-length negotiations with the selling shareholders.

The following table summarizes the 55% of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

RMB
Net tangible assets acquired	4,349
Intangible assets	2,271
Goodwill	1,690
Deferred tax asset	21
Deferred tax liability	(361)

Total consideration	7,970

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

The excess of purchase price, over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The acquisition was made based on the expected benefits that the acquired business will bring to the Group in the future by providing insurance brokerage and agency services to a new market in Hebei province of the PRC.

The acquired intangible assets of RMB 2,271, which have a weighted average economic life, are comprised of the following:

	Economic life	Fair value acquired
	(Years)	(RMB)
Brand name	Indefinite	1,177
Customer relationship	9.2	732
Non-compete agreement	3.2	286
Agency agreement	9.2	76

Total		2,271

The following pro forma information summarizes the effect of the acquisition, if the acquisition of Hebei Anxin had occurred as of January 1, 2006 and January 1, 2005. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2006 and January 1, 2005, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2005	2006
	RMB (unaudited)	RMB (unaudited)
Pro forma net revenues	148,655	255,883
Pro forma income (loss) from operations	(6,664)	49,891
Pro forma net income (loss)	(6,841)	57,269
Pro forma net income (loss) per share	(142)	881

(4) Other Receivables

Other receivables, net is analyzed as follows:

	At December 31,
	2006	2007
	RMB	RMB
Advances to staff (note i)	3,109	7,802
Advances to entrepreneurial individual sales agents (note ii)	10,570	13,986
Advances to a third party (note iii)	—	800
Insurance claim receivable	262	77
Rental deposit	1,019	1,107
Interest income receivable	1,255	1,490
Others	773	5,441

Total	16,988	30,703

Notes:

(i)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(ii)	This represented advances to entrepreneurial individual sales agents who provide services to the Group. The advances are used by entrepreneurial individual sales agents for team building in order to grow the Group’s business. The advances are unsecured, interest-free and repayable on demand.

(iii)	This represents advances to a third party, Guangdong Fangzhong Insurance Surveryors & Loss Adjusters Co. Ltd., which will become a subsidiary of the Company in first quarter of year 2008. The advances are unsecured, interest-free and repayable on demand.

(5) Property, Plant and Equipment

Property, plant and equipment, net, is comprised of the following:

	At December 31,
	2006	2007
	RMB	RMB
Office equipment, furniture and fixtures	3,499	6,086
Motor vehicles	8,464	9,305
Leasehold improvements	1,239	2,319

Total	13,202	17,710
Less: Accumulated depreciation	(3,461)	(6,562)

Property, plant and equipment, net	9,741	11,148

No impairment for property plant and equipment was recorded during the years ended December 31, 2006 and 2007.

(6) Variable Interest Entities

The equity interests in the VIEs were all funded by loans from the Group. However, in order to comply with certain PRC rules and regulations, the loans were structured such that the Chairman of the Board and certain employees acting as the Group’s agent, entered into the contractual arrangements with the entities on the Group’s behalf.

The arrangement with the VIEs has been structured such that the Group has a controlling interest over the VIEs through a series of related contractual arrangements including equity pledge agreements and loan agreements. As a result of these arrangements, the Group is the primary beneficiary of these entities as it absorbs substantially all of the VIEs’ expected losses and receives substantially all of the VIEs’ expected residual returns.

The VIEs are all principally engaged in the provision of insurance brokerage and agency services in the PRC.

The total assets, liabilities, net revenues, operating costs and expenses and net income of VIEs are as follows:

	At December 31,
	2005	2006	2007
	RMB	RMB	RMB
Total assets	153,181	150,195	212,379
Total liabilities	41,964	99,782	115,206
Net Revenues	142,437	138,570	250,224
Operating Costs and expenses	22,118	31,074	43,525
Net Income	54,668	3,989	41,318

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(7) Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	At December 31,
	2006	2007
	RMB	RMB
Business and other tax payable	2,365	3,260
Refundable deposits from employees and agents	4,862	6,188
Audit fee	500	4,013
Advances from third parties (note i)	—	2,025
Insurance compensation claim payable to customers	3,543	3,717
Others	869	1,742

Total	12,139	20,945

Note:

(i)	Advances from third parties were unsecured and interest-free.

(8) Employee Benefit Plans

Employees of the Group located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 20%, 18%, 12% and 20% of the applicable payroll cost in Beijing, Guangzhou (Local staff and Non-local staff) and Sichuan, respectively.

In addition, the Group is required by law to contribute approximately 12%, 2% and 1% of applicable salaries for medical insurance benefits, unemployment and other statutory benefits, respectively, in Beijing, 8%, 2%, and 1.1% of applicable salaries for medical insurance benefits, unemployment and other statutory benefits, respectively, in Guangzhou, and 7.5%, 2% and 1.2% of applicable salaries for medical insurance benefits, unemployment and other statutory benefits, respectively, in Sichuan. The PRC government is directly responsible for the payments of the benefits to these employees.

For the years ended December 31, 2005, 2006 and 2007, the Group contributed RMB759, RMB1,552, RMB2,386, respectively, to these plans.

(9) Long-term Borrowings

The Group’s long-term borrowings are related to automobile loans used by employees. The interest rate was between 4.185% and 6.3% per annum, which were in compliance with the regulations of The People’s Bank of China. The aggregate maturities of bank borrowings for each of the three years subsequent to December 31, 2007 are RMB103 in 2008, RMB57 in 2009 and nil in 2010.

The Group’s bank borrowings are secured by the pledge of the purchased cars. The net book value of the motor vehicles being pledged for the bank borrowings was RMB1,589 and RMB260 as at December 31, 2006 and 2007. The carrying amounts of the Group’s borrowings approximate the total of principal and interest.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(10)	Income Taxes

The Group is a tax exempted company incorporated in the British Virgins Islands. The Group’s subsidiaries and VIEs incorporated in PRC are subject to foreign Enterprise Income Tax in the PRC. Under the current laws of the British Virgin Islands, the Group is not subject to tax on their income or capital gains. In addition, upon any payments of dividends by the Group to its shareholders, no British Virgin Islands withholding tax is imposed. The subsidiaries and VIEs operating in PRC are subject to taxation in PRC.

In accordance with “Enterprise Income Tax Law of PRC” and “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, all subsidiaries registered in PRC are subject to enterprise income tax (“EIT”) at a rate of 33%. PRC subsidiaries located in Shenzhen are subject to EIT at a reduced rate of 15% according to the relevant tax incentives.

In addition to the above, pursuant to additional tax incentives, the following entities are entitled to an exemption from taxation for the periods specified as follows:

Entities Name	Tax holiday period
Beijing Fanhua Insurance Agency Co., Ltd.	2005.1.1-2007.12.31
Beijing Fumin Insurance Agency Co., Ltd.	2005.1.11-2007.12.31
Guangzhou Zhongqi Enterprise Management Consulting Co., Ltd.	2005.3.14-2007.12.31
Beijing Ruisike Management Consulting Co., Ltd.	2005.3.28-2007.12.31
Guangzhou Yian Insurance Agency Co., Ltd.	2005.1.1-2007.12.31#

#	During the year ended December 31, 2007, the entity has extended its tax holiday period for one year from December 31, 2006 to December 31, 2007.

Under the newly promulgated PRC income tax laws, enacted in March 2007, which will become effective from January 1, 2008, various preferential tax treatments and incentives will be eliminated. The Group’s deferred tax assets will be decreased by RMB149 and deferred tax liabilities will be decreased by RMB112 for the year ended December 31, 2006. For the financial year ended December 31, 2007, the Group’s deferred tax assets and deferred tax liabilities have been adjusted for the change in the tax law as adjustments to income tax expense.

In June 2006, FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 establishes a single model to address accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognizing, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. On January 1, 2007, the Group adopted the provisions of FIN 48.

As of January 1, 2007, the Group had RMB305 of liabilities for unrecognized tax benefits. If recognized, the portion of liabilities for unrecognized tax benefits that would decrease the Group’s provision for income taxes and increase its net income is RMB305. The impact on net income reflects the liabilities for unrecognized tax benefits net of certain deferred tax assets. The adoption resulted in a cumulative impact to retained earnings of RMB305 as of January 1, 2007. As of December 31, 2007, the Group’s liabilities for unrecognized tax benefits totaled RMB1,160 and are included in other tax liabilities. The total liabilities for unrecognized tax benefits and increase for the current period of these liabilities relate primarily to the allocations of revenue and costs among its operations.

The Group is subject to taxation in the PRC. The uncertain tax positions are related to tax years that remain subject to examination by the relevant taxable authorities. Based on the outcome of any future examinations, or

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, will materially change from those recorded as liabilities for uncertain tax positions in the Group’s financial statements at January 1, 2007. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. However, based on the current lack of any examinations in progress, and the protocol of finalizing audits by the relevant tax authorities, it is not possible to estimate the impact of any amount of such changes, if any, to previously recorded uncertain tax positions. The Group’s policy is that it recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, the Group did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the current financial year ended December 31, 2007.

On March 16, 2007, the PRC promulgated New Law. Under the New Law which becomes effective from January 1, 2008. Under the New Law, all enterprises (both domestic enterprises and FIEs) will have one uniform tax rate of 25%. On December 6, 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations have changed the tax rate from 15% to 18%, 20%, 22%, 24% and 25% for the years ending December 31, 2008, 2009, 2010, 2011, 2012 respectively for Shenzhen PRC subsidiaries. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply.

Income tax (expenses) credit are comprised of the following:

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Current tax expense	(445)	(893)	(2,070)
Deferred tax income (expense)	(227)	1,466	(253)

Income tax benefit (expense), net	(672)	573	(3,178)

The principal components of the deferred income tax assets and liabilities are as follows:

	At December 31,
	2006	2007
	RMB	RMB
Deferred tax assets:
Operating loss carryforward	3,499	3,942
Others	142	397

Total	3,641	4,339
Less: valuation allowances	(1,276)	(2,403)

Deferred tax asset, net	2,365	1,936
Deferred tax liability:
Intangible assets, net	(560)	(374)

Total	1,805	1,562

Due to the uncertainty of the level of PRC statutory income and the Group’s lack of operating history, management does not believe certain subsidiaries will generate sufficient taxable income such that it is more

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

likely than not that the deferred tax assets will not be realized. As such, a valuation allowance has been established for these deferred tax assets at December 31, 2006 and 2007. The Group had operating loss carryforwards of RMB12,649, RMB17,590 for the years ended December 31, 2006 and 2007, respectively. Such operating loss carryforwards expire five years after the Group incurs the loss unless utilised.

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 33% to net income (loss) before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Net income (loss) before income taxes	(6,048)	55,401	154,112
PRC statutory tax rate	33%	33%	33%
Income tax at statutory tax rate	(1,996)	18,282	50,857

Expenses not deductible for tax purposes:
Entertainment	39	188	47
Salaries and employee’s benefits	199	1,140	1,940
Compensation expenses in relation to contingent consideration	—	613	—
Others	—	178	21
Tax exemption and tax relief:
Income tax at preferential tax rate of 15%	2,050	(120)	(2,877)
Impact of lower tax rates in other jurisdictions	20,355	7,467	3,526
Tax holidays	(20,132)	(29,640)	(52,965)
Change in valuation allowance	76	1,078	1,127
Tax rate change effect	—	—	1,457
Others	81	241	45

Income tax (benefit) expense	672	(573)	3,178

PRC income taxes that would have been payable without the tax exemption and tax relief amounted to approximately, RMB20, 561, RMB30, 535, and RMB52,865 for the years ended December 31, 2005, 2006 and 2007, respectively. Basic and diluted net income per share for the year ended December 31, 2005, 2006 and 2007 would have been decreased to RMB0.0413 and RMB0.0409, RMB0.0413 and RMB0.0409, and RMB0.1413 and RMB 0.1372, respectively.

Also, pursuant to “Enterprise Income Tax Law of PRC” and “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises” issued by national tax authority, accumulated losses incurred in prior years can be offset against taxable income starting from the year in which the entity generates taxable income, however, such net operating loss carry forwards expire in five years.

Aggregate undistributed earning of the Company’s subsidiaries in the PRC that are available for distribution to the Company of approximately RMB141,382 as of December 31,2007 are considered to be indefinitely reinvested under APB option No. 23, and accordingly, no provision for has been made from the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB14,138.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(11)	Capital Structure

On July 13, 2007, the Company approved to issue 34,210,526 ordinary share upon exercise of options by the Company’s executives.

On July 31, 2007, the Company issued shares to the shareholders of CISG on the same date on a 10,000-to-1 share basis. All shares and per share data of the Company have been retrospectively restated in this consolidated financial statements to reflect the impact of the shares exchange.

On October 31, 2007, the Company issued 228,287,200 new shares to the public through IPO, representing 25% of total shares outstanding at December 31, 2007.

(12) Income (loss) per share

The computation of basic and diluted income (loss) per common share is as follows:

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Basic:
Net income (loss)	(6,693)	57,395	153,358

Weighted average number of ordinary shares outstanding	482,770,000	650,000,000	704,273,232

Basic income (loss) per common share	(0.0139)	0.0883	0.2178

Basic income (loss) per ADS	(0.2780)	1.7660	4.3551

Diluted:
Net income (loss)	(6,693)	57,395	153,358

Weighted average number of ordinary shares outstanding	482,770,000	650,000,000	704,273,232
Share options	—	5,970,000	11,376,718

Total	482,770,000	655,970,000	715,649,950

Diluted income (loss) per common share	(0.0139)	0.0875	0.2143

Diluted income (loss) per ADS	(0.2780)	1.7500	4.2858

(13) Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve and a statutory welfare reserve as of December 31, 2007. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the PRC statutory statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of subsidiaries and VIEs. The statutory welfare reserve allocations are determined based on management’s discretion.

The statutory surplus reserve is used to offset future extraordinary losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There are no appropriations to reserves by the Company other than the Company’s subsidiaries and VIEs in the PRC during

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

any of the periods presented. Amounts contributed to the statutory reserves were RMB24,279 and RMB47,903 as of December 31, 2006 and 2007, respectively.

(14) Related Party Transactions

The principal related party transactions for the years ended December 31, 2005, 2006 and 2007 are as follows:

a)	Amounts due from related companies:

	At December 31,
	2006	2007
	RMB	RMB
Amounts due from affiliated companies (note i)	58,986	—
Amounts due from directors/officers (note iii)	17,266	—
Amounts due from minority shareholders (note ii)	2,705	—

Total	78,957	—

Amount due to related companies:
	At December 31,
	2006	2007
	RMB	RMB
Amounts due to affiliated companies (note iv)	735	—
Amount due to a shareholder (note iii)	369	369
Amounts due to minority shareholders (note ii)	2,575	—

Total	3,679	369

b)	The Group paid consultancy fees to a subsidiary of a shareholder, Beijing Dongfang Wenhua Consulting Limited, for obtaining consulting services provided, amounting to nil, RMB4,470, and nil for the years ended December 31, 2005, 2006 and 2007, respectively.

Notes:

(i)	As of December 31, 2006, the amounts due from affiliated companies represent the funds advances to subsidiaries of China United Financial Services Holdings Limited (“CUFS”), a subsidiary of a shareholder of the Company, for working capital purposes amounting to RMB26,986 and a short-term loan to a company of which Mr. Hu and Mr. Lai have beneficial interests amounting to RMB32,000. These amounts are unsecured, interest-free and repayable on demand, with the exception of a short term loan of RMB15,000 as of December 31, 2006 advanced to Guangdong Nanfeng Automobile Association Co., Ltd. (“Nanfeng Automobile Association”), a subsidiary of CUFS, for three months which has a maturity date of March 26, 2007 and bears interest at 1.71% per annum. For the year ended December 31, 2006 and 2007, interest income received from Nanfeng Automobile Association amounted to RMB3 and RMB61, respectively.

As of December 31, 2005, the amounts due from affiliated companies represented the funds advanced to CUFS subsidiaries for working capital purposes. These amounts are unsecured, interest-free and repayable on demand.

(ii)

Included in the amount due to minority shareholders of VIEs as of December 31, 2006 was considerations payable of RMB2,470 in relation to the acquisition of Sichuan Xintai and Hebei Anxin. The remaining

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

amounts due from (to) minority shareholders as of December 31, 2006 represented advances to or from minority shareholders of VIEs. These amounts are interest free and repayable on demand.

(iii)	Amounts due from (to) shareholder and directors/officers of the Group are unsecured, interest-free and repayable on demand.

(iv)	Amounts due to affiliated companies are unsecured, interest-free and repayable on demand.

(15) Commitments and Contingencies

The Group has several non-cancelable operating leases, primarily for office rent.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2007 are:

Minimum Lease Amount
RMB
Year ending December 31:
2008	6,931
2009	5,359
2010	4,220
2011	2,921
2012	1,184

Total	20,615

Rental expenses incurred under operating leases for the years ended December 31,2005, 2006 and 2007 amounted to RMB2,891, RMB4,677, RMB7,926 , respectively.

At December 31, 2006 and 2007, the Group had a commitment of RMB860 and RMB1,821, respectively in connection with acquisition of office equipment.

(16) Concentrations of Credit risk

Concentration risks

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Year ended December 31,
	2005	% of sales	2006	% of sales	2007	% of sales
	RMB		RMB		RMB
PICC Property and Casualty Company Limited	69,897	49%	149,976	61%	148,879	33%
China Pacific Property Insurance Co., Ltd	*	*	*	*	68,240	15%
Ping An Property & Casualty Insurance Company of China, Ltd.	23,275	16%	25,880	11%	50,422	11%
Hua An Property Insurance Company Ltd.	17,879	12%	*	*	*	*

	111,051	77%	175,856	72%	267,541	60%

*	Less than 10%

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	At December 31,
	2006	%	2007	%
	RMB		RMB
PICC Property and Casualty Company Limited	13,152	50%	4,549	25%
Aviva-Cofco Life Insurance Co., Ltd.	2,986	11%	4,511	25%

	16,138	61%	9,060	50%

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Substantially all of the Group’s revenue for the three years were generated from the PRC. A substantial portion of the identifiable assets of the Group are located in the PRC. Accordingly, no geographical segments are presented.

Currency risk

Except for the proceeds from initial public offering are in USD, substantially all of the revenue-generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People’s Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(17) Non-Cash Transactions

The Group entered into the following non-cash activities:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Net assets (liabilities) acquired in connection with acquisitions of subsidiaries	—	7,703	(59)
Considerations payable in connection with acquisition of Sichuan Xintai and Hebei Anxin included in amounts due to related companies	—	2,470	—

On July 31, 2007, prior to IPO, the Company issued 684,210,526 ordinary shares to then the existing shareholders of CISG for exchange of their shares of CISG on or 10,000-for-1 basis and thereafter, became the ultimate holding company of CISG.

(18) Share-based Compensation

2007 Options

(a)	Option A

On February 3, 2007, CISG granted options to the Company’s Chief Financial Officer, Mr. David Tang to purchase 547 or 5,473,684 (after the effect of 10,000-for-1 share exchange) ordinary shares. The shares grant represents 0.8% of the issued share capital of CISG on a fully diluted basis upon full exercise of all outstanding

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

options. The options vest over two-year period, with 40% of the options vest upon public listing of the Company and 30% on each of the first and second anniversary of his employment. The options have an exercise price of RMB23, 214 or RMB2.3214 (after the effect of 10,000-for-1 share exchange) per share, equal to the fair value of CISG’s share price at the grant date, as determined by using the Black-Scholes option pricing model. The management of the Company determined the value of the Company’s share as of January 31, 2007, with the assistance of a third party valuation company. There is no intrinsic value of the option as of the date of grant. For the year ended December 31, 2007, share-based compensation expense of RMB1,841 was recognized in connection with 2007 Option A.

The assumptions used in determining the fair value of the options were as follows:

Weighted average assumptions—expected dividend yield	0%
Risk-free interest rate	2.71%
Expected life	5.6 years
Expected volatility	28.5%

At December 31, 2007, no options have been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility is estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

On February 25, 2008, a resolution was passed to terminate the employment with Mr. David Tang. The effective day of the termination is April 1, 2008. An aggregate of 85% of options granted shall be vested to Mr. David Tang and immediately exercisable upon the termination of employment. The 133,300 share options granted before October 31, 2007 will also be immediately exercisable upon the termination of employment. All vested options to Mr. David Tang are deemed exercisable upon termination of employment and must be exercised prior to the valid date according the grant documents. If not exercised prior thereto, the vested options shall be expired and no longer be exercisable.

(b)	Option B

According to Board Resolution dated October 10, 2007, on October 31, 2007, the Company granted 42 million shares options (the “Options”) to its employees to purchase common shares of CNinsure Inc. Exercise price is USD0.8 per share. 40% of the Options (“Option B1”) are vested on March 31, 2009, 30% of the Options (“Option B2”) on March 31, 2010, and remaining 30% (“Option B3”) on March 31, 2011. The expiration date of the Options is March 31, 2014. The management of the Company determined the value of the Company’s share as of October 30, 2007 to be equal to the IPO price, which result in no intrinsic value of the option as of the date of grant. For the year ended 2007, share-based compensation expense of RMB3,196 was recognized in connection with 2007 Option B.

The assumptions used in determining the fair value of the options were as follows:

	Option B1	Option B2	Option B3
Weight average assumptions—expected dividend yield	0%	0%	0%
Risk-free interest rate	3.81%	3.89%	3.97%
Expected life	3.92 years	4.42 years	4.92 years
Expected volatility	23.07%	23.29%	24.20%

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

The following table summarizes information regarding share options issued within twelve months prior to December 31, 2007:

Grant date	No. of shares underlying options granted	Exercise price	Fair value of ordinary shares	Type of valuation
		RMB	RMB
February 3, 2007	5,473,684	2.3214	2.3214		(1)
October 30, 2007	42,000,000	0.8741	0.8741		(1)

(1)	The fair value was determined based on a contemporaneous valuation by an independent appraiser.

2006 Plan

In January 2006, CISG adopted the 2006 Stock Option Plan and granted 3,421 stock options to the Company’s executives to purchase 3,421 or 34,210,526 (after the effect of 10,000-for-1 share exchange) ordinary shares at an exercise price of RMB8,741 or 0.8741 (after the effect of 10,000-for-1 share exchange) per share. The fair value of ordinary shares was RMB8,027 or 0.8027 (after the effect of 10,000-for-1 share exchange) per share at the date of the grant. The fair value was determined based on a retrospective valuation by an independent appraiser, using the discounted cash flow method, the income approach where by the present value of future expected net cash flows is calculated using a discounted rate. There is no intrinsic value of the option as of the date of grant. On December 31, 2006, all option holders for this group of options met the vesting requirements, and hence 3,421 options are fully vested as of December 31, 2006.

On the date of grant, the fair value of the options was determined to be RMB1, 030 or 0.1030 (after the effect Of 10,000-for-1 share exchange) per option using the Black-Scholes option pricing model. The assumptions used in determining the fair value of the options were as follows:

Weighted average assumptions—expected dividend yield	0%
Risk-free interest rate	1.9%
Expected Life	2.21 years
Expected volatility	24.8%

At December 31, 2006, no options have been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility is estimated based on daily stock prices of those comparable companies for a period with length commensurate to expected term.

During the year ended December 31, 2006 and 2007, share-based compensation expense of RMB3,562 and nil, respectively, was recognized in connection with 2006 Plan.

Kingsford 2005 Shares

On January 8, 2005, CISG issued 6,655 or 66,550,000 (after the effect of 10,000-for-1 share exchange) shares, representing 13.91% of the then issued share capital of the CISG on a fully diluted basis to Kingsford at par value. Accordingly, share-based compensation expense of RMB56,501 was recognized in 2005 based on the fair value of the CISG’s shares of RMB8,602 or 0.8602 (after the effect of 10,000-for-1 share exchange) per share as of the grant date. Fair value was determined based on the Black-Scholes option-pricing model.

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

For the three years ended 2007, changes in the status of outstanding options were as follows (giving effects to the 10,000-for-1 share exchange):

	No. of Shares underlying options granted	Weighted average exercise price in RMB	Aggregate Intrinsic Value
Balance at January 1, 2005	—	—	—
Granted	34,210,526	0.8741
Exercised	—	—
Forfeited	—	—
Expired	—	—

Balance at December 31, 2006	34,210,526	0.8741	—
Granted on February 3, 2007	5,473,684	2.3214	—
Granted on October 30, 2007	42,000,000	5.8437	—
Exercised	(34,210,526)	0.8741	—

Balance at December 31,2007	47,473,684	5.4376	—

Exercisable at December 31,2007	2,189,474	2.3214	—

As of December 31, 2007, there were totally 45,284,210 outstanding unvested options. As of December 31, 2007, there was RMB64,501 of total unrecognized compensation cost related (2006: ni1) to non-vested share options granted in 2007.

The following table summarizes information about the Company’s stock option plans for the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Weighted-average grant-date fair value of options granted	—	3,562	69,538
Total intrinsic value of options exercised in the year of	—	7,441	—
Total fair value of shares vested during the year of	—	3,562	5,037

The following table summarizes information about the Company’s stock option plans at December 31, 2006 and 2007:

	Options outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted average exercise price	Options Exercisable
			RMB
2007 Stock Plan A	5,473,684	9.0	2.3214	2,189,474
2007 Stock Plan B	42,000,000	4.8	5.8437	—
2006 Stock Plan	34,210,526	3.5	0.8741	34,210,526

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

(19) Restricted net assets

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to either in the form of dividends, loans or advances. As of December 31, 2006 and 2007, the Company had restricted net assets of RMB313,474 and RMB363,101, respectively, which are not eligible to be distributed. This amount is comprised of the registered equity of the Company’s PRC subsidiaries and the statutory reserves disclosed in Note 13.

(20) Subsequent events

(a)	On December 5, 2007, the Company announced the signing of a definitive agreement to acquire a 60% interest in Guangdong Fangzhong Insurance Surveyors & Loss Adjusters Co., Ltd. (“Fangzhong Adjusting”), a company based in Guangzhou, at a consideration of RMB6,175. Another shareholder of Fangzhong Adjusting has agreed to transfer a 5% interest in Fangzhong Adjusting to the Company at RMB0.001 if Fangzhong Adjusting fails to meet certain performance targets of for the years 2008 to 2010. The transaction was closed in the first quarter of 2008.

(b)	On December 17, 2007, the Company announced the signing of a definitive agreement to acquire the remaining 45% interest in Fujian Xinheng Insurance Agency Co., Ltd. (“Fujian Xinheng”), increasing its shareholding to 100% at an initial consideration of RMB3,000 and a contingent consideration calculated based on the financial result of Fujian Xinheng for the year ending December 31, 2008. The transaction was closed in the first quarter of 2008.

(c)	On January 3, 2008, the Company announced the signing of a definitive agreement with three entrepreneurs to jointly establish Zhejiang Fanhua Tongchuang Insurance Agency Co., Ltd., expanding its market presence to Zhejiang Province in Eastern China. The new insurance agency, specializing in life insurance product distribution, is 60% owned by the Company and 40% owned by the three entrepreneurs. The transaction was closed in the first quarter of 2008.

(d)	On January 4, 2008, the Company announced the signing of a definitive agreement to acquire a 60% interest in Hubei East Century Insurance Agency Co., Ltd. (“Hubei East Century”), a company specializing in life insurance product distribution, at a consideration of RMB5,000. The other shareholders of Hubei East Century have agreed to transfer a total of 4% interest in Hubei East Century to the Company at RMB0.001 if Hubei East Century fails to meet a performance target for the year 2008. The transaction was closed in the first quarter of 2008.

(e)	On January 28, 2008, the Company announced the acquisitions of majority interests in three insurance agencies, namely, Tianjin Xianghe Insurance Agency Co., Ltd (“Tianjin Xianghe”), Hebei Lianda Insurance Agency Co., Ltd. (“Hebei Lianda”) and Beijing Xinyue Insurance Agency Co., Ltd. (“Beijing Xinyue”). The Company acquired an additional 65% interest in Tianjin Xianghe, increasing its total shareholdings from 5% to 70%, at an initial consideration of RMB325 and a contingent consideration based on the financial result of Tianjin Xianghe for the year ending December 31, 2008. The Company acquired 70% interest in Hebei Lianda at a total consideration of RMB350. The Company also acquired 51% interest in Beijing Xinyue at an initial consideration of RMB100 and a contingent consideration calculated based on certain performance targets of Beijing Xinyue for the years 2008 to 2012. The purchases of Tianjin Xianghe and Hebei Lianda were closed in the first quarter of 2008. The purchase of Beijing Xinyue has not been closed.

(f)	On January 31, 2008, the Company announced the signing of definitive agreements to acquire majority interests in Changsha Lianyi Insurance Agency Co., Ltd. (“Lianyi”) and Jiangmen Fanhua Zhicheng

CNINSURE INC.

Notes to The Consolidated Financial Statements—(Continued)

(In thousands, except for shares and per share data)

Insurance Agency Co., Ltd. (“Zhicheng”). The Company acquired an additional 65% interest in each of Lianyi and Zhicheng, increasing its total shareholdings from 5% to 70% in each of Lianyi and Zhicheng, at an initial consideration of RMB325 each and a contingent consideration based on the financial results of each of Lianyi and Zhicheng for the year ending December 31, 2008. The transactions were closed in the first quarter of 2008.

(g)	On March 3, 2008, the Company announced the acquisition of a 60% interest in Liaoning Gena Insurance Agency Co., Ltd (“Gena”), expanding its market presence to Liaoning Province in Northeast China, at a consideration of RMB3,000. The other shareholders of Gena have agreed to transfer a total of 4% interest in Gena to the Company at RMB0.002 if Gena fails to meet a performance target for the year 2008. The transaction was closed at the beginning of April 2008.

(h)	On March 5, 2008, the Company announced the acquisitions of an additional 50% interest in Shenzhen Huameng Insurance Brokerage Co., Ltd. (“Huameng”) and an additional 65% interest in Fuzhou Guoxin Insurance Agency Co., Ltd. (“Guoxin”) bringing its total shareholdings from 5% to 55% in Huameng and from 5% to 70% in Guoxin, respectively. Huameng was purchased by the Company at an initial consideration of RMB10,000 and a contingent consideration calculated based on the financial result of Huameng for the year ending December 31, 2008. Guoxin was purchased by the Company at an initial consideration of RMB325 and a contingent consideration calculated based on the financial result of Guoxin for the year ending December 31, 2008. These two transactions were closed in the second quarter of 2008.

(i)	On April 15, 2008, the Company announced that it has entered into a definitive agreement to acquire 100% of Shenzhen Khubon Insurance Surveyors & Loss Adjusters Co., Ltd. (“Khubon Adjusting”) through Fangzhong Adjusting at a consideration of RMB6,415. Pursuant to another agreement entered into on the same day, the Company and some of the selling shareholders of Khubon Adjusting agreed to make capital injections amounting to RMB51,000 and RMB6,415, respectively, to Fangzhong Adjusting. After the capital injections, the Company and the selling shareholders of Khubon Adjusting hold 51% and 29.4%, respectively, in Fangzhong Adjusting.

(j)	On April 29, 2008, the Company entered into an agreement with Shandong Xin Guang Yuan Automobile Club Co, Ltd. to jointly set up Shandong Fanhua Xin Guang Yuan Insurance Agency Co., Ltd (“Fanhua Xin Guang Yuan”) in Shandong Province. Fanhua Xin Guang Yuan, which specializes in automobile insurance distribution, is 51% owned by the Company.

(k)	On May 5, 2008, the Company announced the signing of a definitive agreement to acquire 60% interest in Guangxi Xingfu Insurance Agency Co., Ltd. (“Xingfu”) at an initial consideration of RMB1,650 and a contingent consideration calculated based on the financial result of Xingfu for the year ending December 31, 2008. The transaction was closed in May 2008.

(l)	On May 23, 2008, the Company announced the signing of definitive agreements with several individual entrepreneurial agents to jointly establish Jiangsu Fanhua Lianchuang Insurance Agency Co. Ltd. (“Lianchuang”) and Jilin Fanhua Xincheng Insurance Agency Co. Ltd. (“Xincheng”), which will expand its market presence to Jiangsu and Jilin Provinces. The Company holds 70% and 54% interests in Lianchuang and Xincheng, respectively. These insurance agencies will specialize in life insurance product.

(m)	On June 2, 2008, the Company signed definitive agreements to acquire a 51% interest in Shanghai Teamhead Insurance Surveyors & Loss Adjusters Co., Ltd. (“Teamhead”) at a consideration of RMB24,900, which is subject to a downward adjustment if Teamhead fails to meet a performance target for the year 2008. In addition, the other shareholder of Teamhead has agreed to transfer up to 9% interest in Teamhead to the Company for up to RMB0.003 if Teamhead fails to meet a performance target in the years 2008 to 2010. The transaction was closed in June 2008.