Form 20-F
period 2008-12-31
CNINSURE INC.
filed 2009-05-15
CIK 1413855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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
Peng Ge, Chief Financial Officer
Tel: +86 20 6122-2777
E-mail: gepeng@cninsure.net
Fax: +86 20 6122-2329
21/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary shares, par value US$0.001 per share* American depositary shares, each representing 20 ordinary shares	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing 20 ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
912,497,726 ordinary shares, par value US$0.001 per share as of December 31, 2008
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑
International Financial Reporting Standards as issued by the International Accounting Standards
Board ☐
Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
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
This annual report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.8225 to US$1.00, the noon buying rate in effect as of December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

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
You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information — Risk Factors” of this annual report. Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.
You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following selected consolidated statements of operations data for the three years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data as of December 31, 2006 and selected combined/consolidated financial data for the years ended, and as of, December 31, 2004 and 2005 have been derived from our audited combined/consolidated financial statements, which are not included in this annual report.
The historical results for the year ended December 31, 2004 were prepared to reflect, on a combined basis, all of the insurance brokerage and agency service businesses for the entire year of 2004, including those entities transferred from China United Financial Services Holdings Limited, or China United Financial Services, on June 9, 2004 and those operations held by entities of China United Financial Services that we did not acquire. Accordingly, the revenues, expenses, assets and liabilities related to the insurance brokerage and agency services for the period from January 1, 2004 to June 8, 2004 and as of June 8, 2004 held by China United Financial Services entities that we did not acquire have been “carved out” from those entities and combined with those of our company for the entire year of 2004 on a basis that our management considers to be reasonable. Therefore, the historical financial information that has been presented for the period prior to our reorganization on June 9, 2004 does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the period presented. China United Financial Services did not account for us, and we were not operated, as a separate, stand-alone entity prior to June 9, 2004. We prepared our combined financial information on the same basis as we adopted for the preparation of the consolidated financial information for the years ended December 31, 2005, 2006, 2007 and 2008. In this annual report, our consolidated financial information for 2004 through 2008 refers collectively to our combined financial information for the year ended December 31, 2004 and the consolidated financial information for the years ended December 31, 2005, 2006, 2007 and 2008.
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

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)

Consolidated Statement of Operations Data
Net revenues:
Commissions and fees	33,401	142,520	245,652	446,929	843,107	123,577
Other service fees	564	1,179	897	1,216	855	125

Total net revenues	33,965	143,699	246,549	448,145	843,962	123,702

Operating costs and expenses:
Commissions and fees	(4,256)	(65,752)	(133,076)	(232,550)	(436,803)	(64,024)
Selling expenses	(2,432)	(5,527)	(11,288)	(9,514)	(17,328)	(2,540)
General and administrative expenses(1)	(120,576)	(78,879)	(52,119)	(68,177)	(180,031)	(26,388)

Total operating costs and expenses	(127,264)	(150,158)	(196,483)	(310,241)	(634,162)	(92,952)

Income (loss) from operations	(93,299)	(6,459)	50,066	137,904	209,800	30,750
Other income (expense), net:
Gain on disposal of a subsidiary	—	—	—	—	525	77
Interest income	49	445	5,364	16,235	47,967	7,031
Interest expense	(15)	(19)	(34)	(25)	(95)	(14)
Others, net	158	(15)	5	(2)	(28)	(4)

Net income (loss) before income taxes	(93,107)	(6,048)	55,401	154,112	258,169	37,840
Net income tax benefit (expense)	396	(672)	573	(3,178)	(62,438)	(9,152)

Net income (loss) before minority interest	(92,711)	(6,720)	55,974	150,934	195,731	28,688
Share of income of an affiliated company	—	—	—	—	135	20
Minority interest	—	27	1,421	2,424	(4,129)	(605)

Net income (loss)	(92,711)	(6,693)	57,395	153,358	191,737	28,103

Net income (loss) per share (giving effect to the 10,000-for-1 share exchange in 2007):
Basic	(0.5552)	(0.0139)	0.0883	0.2178	0.2101	0.0308
Diluted	(0.5552)	(0.0139)	0.0875	0.2143	0.2090	0.0306
Net income (loss) per ADS:
Basic	(11.1040)	(0.2780)	1.7660	4.3551	4.2025	0.6160
Diluted	(11.1040)	(0.2780)	1.7500	4.2858	4.1803	0.6128
Shares used in calculating net income (loss) per share (giving effect to the 10,000-for-1 share exchange in 2007):
Basic	166,980,000	482,770,000	650,000,000	704,273,232	912,497,726	912,497,726
Diluted	166,980,000	482,770,000	655,970,000	715,649,950	917,335,390	917,335,390
Dividends declared per share(2)	170	523	585	0.1023	—	—

(1)	Share-based compensation expenses included in our general and administrative expenses were RMB24.1 million, RMB5.0 million and RMB45.7 million (US$6.7 million) in 2006, 2007 and 2008, respectively.

(2)	The 2004 and 2005 dividends were declared in 2006 and the 2006 and 2007 dividends were declared in 2007. These dividends were not paid at the time they were declared. In 2007, we paid all of the previously declared but unpaid dividends totaling approximately RMB140.0 million (US$19.2 million). The per-share amounts for 2004, 2005 and 2006 were determined based on the number of shares of CISG Holdings Ltd. outstanding as of the respective record dates for the dividends declared, without giving effect to the 10,000-for-1 share exchange in July 2007.

	As of December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	29,123	174,634	223,926	1,544,817	1,510,432	221,389
Total current assets	53,664	281,752	355,703	1,608,256	1,876,883	275,105
Total assets	56,922	286,736	379,622	1,640,164	2,046,515	299,964
Total current liabilities	14,005	43,049	75,524	53,337	190,222	27,881
Total liabilities	14,591	43,370	76,321	54,928	200,444	29,379
Minority interests	—	2,423	13,717	18,324	94,423	13,840
Net assets	42,331	240,943	289,584	1,566,912	1,751,648	256,745
Total shareholders’ equity	42,331	240,943	289,584	1,566,912	1,751,648	256,745
Total liabilities and owners’ equity	56,922	286,736	379,622	1,640,164	2,046,515	299,964
Exchange Rate Information
Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.8225 to US$1.00, the noon buying rate in effect as of December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On May 8, 2009, the noon buying rate was RMB 6.8200 to US$1.00.
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

	Noon Buying Rate
	(RMB per US$1.00)
	Period
Period	End	Average(1)	Low	High
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8361	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8306	6.8361	6.8180
May (through May 8, 2009)	6.8200	6.8197	6.8223	6.8176

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
Risks Related to Our Business and Our Industry
Our limited operating history, especially our limited experience in distributing life insurance products and providing claims adjusting services, may not provide an adequate basis to judge our future prospects and results of operations.
We have a limited operating history. We commenced our insurance intermediary business in 1999 by distributing automobile insurance products and expanded our offerings to other types of property and casualty insurance products in 2002. We started distributing individual life insurance products in January 2006 and began providing insurance claims adjusting services in 2008 by acquiring, through our consolidated affiliated entities, majority interests in three claims adjusting firms. Life insurance products accounted for 8.4%, 10.3% and 14.3 % of our total commissions and fees earned in 2006, 2007 and 2008, respectively. Claims adjusting services accounted for 10.6% of our total commissions and fees earned in 2008. While we regard life insurance distribution and claims adjusting services as two major areas of our future growth strategy, we cannot assure you that our efforts to further develop these businesses will be successful. If our life insurance distribution and claims adjusting businesses fail to grow, our future growth will be significantly affected. In addition, our limited operating history, especially our limited experience in selling life insurance products and providing claims adjusting services, may not provide a meaningful basis for you to evaluate our business, financial performance and prospects.
If we fail to attract and retain productive agents, especially entrepreneurial agents, and qualified claims adjustors, our business could suffer.
A substantial portion of our sales of property and casualty insurance products and our entire sales of life insurance products are conducted through our individual sales agents, who are not our employees. Some of these sales agents are significantly more productive than others in generating sales. In recent years, some entrepreneurial management staff or senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We refer to these individuals as entrepreneurial agents. An entrepreneurial agent is usually able to assemble and lead a team of sales agents. We have been actively recruiting and will continue to recruit entrepreneurial agents to join our distribution and service network as our sales agents. Entrepreneurial agents have been instrumental to the development of our life insurance business. In addition, we rely entirely on our in-house claims adjustors to provide claims adjusting services. Because claims adjusting requires technical skills, the technical competence of claims adjustors is essential to establishing and maintaining our brand image and relationships with our customers. If we are unable to attract and retain the core group of highly productive sales agents, particularly entrepreneurial agents, and qualified claims adjustors, our business could be materially and adversely affected. Competition for sales personnel and claims adjustors from insurance companies and other insurance intermediaries may also force us to increase the compensation of our sales agents, in-house sales representatives and claims adjustors, which would increase operating costs and reduce our profitability.
Our business and prospects could be materially and adversely affected if we are not able to manage our growth successfully.
We commenced our insurance intermediary business in 1999 and have expanded our operations substantially in recent years. Our distribution and service network expanded from one company in one province to 51 insurance agencies, brokerages and claims adjusting firms in 21 provinces as of April 30, 2009. Meanwhile, we have broadened our service offerings from the distribution of only automobile insurance products to cover a wide variety of property and casualty insurance and life insurance products, and insurance claims adjusting services. We anticipate continued growth in the future through multiple means. Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. To manage and support our continued growth, we must continue to improve our operational, administrative, financial and technological systems, procedures and controls, and expand, train and manage our growing employee and agent base. Furthermore, our management will be required to maintain and expand our relationships with insurance companies, other insurance intermediaries, regulators and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to effectively and efficiently manage our expansion could materially and adversely affect our ability to capitalize on new business opportunities, which in turn could have a material adverse effect on our results of operations.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates, which could adversely affect our growth.
Since our initial public offering in October 2007, we have significantly expanded our operations through a number of acquisitions. We expect a significant portion of our future growth to come from acquisitions of high-quality independent insurance agencies, brokerages and claims adjusting companies. There is no assurance that we can successfully identify suitable acquisition candidates, especially in those provinces where we do not yet have a presence. Even if we identify suitable candidates, we may not be able to complete an acquisition on terms that are commercially acceptable to us. In addition, we compete with other entities to acquire high-quality independent insurance agencies, brokerages and claims adjusting companies. Many of our competitors may have substantially greater financial resources than we do and may be able to outbid us for these acquisition targets. If we are unable to complete acquisitions, our growth strategy will be impeded and our earnings or revenue growth will be negatively affected.
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
When we acquire a business, a substantial portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable tangible assets acquired. As of December 31, 2008, goodwill represented RMB 37.9 million (US$5.6 million), or 2.2% of our total shareholders’ equity, and other intangible assets represented RMB53.5 million (US$7.8 million), or 3.0% of our total shareholders’ equity. Under current accounting standards, if we determine that goodwill or intangible assets are impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. As we implement our growth strategy through acquisitions, goodwill and intangible assets may comprise an increasingly larger percentage of our shareholders’ equity and any write-down related to such goodwill and intangible assets may adversely and materially affect our shareholders’ equity and financial results.

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
The insurance intermediary industry in China is highly competitive, and we expect competition to persist and intensify. In insurance product distribution, we face competition from insurance companies that use their in-house sales force and exclusive sales agents to distribute their products, from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships, and from other professional insurance intermediaries. In our claims adjusting business, we primarily compete with other independent claims adjusting firms. We compete for customers on the basis of product offerings, customer services and reputation. Many of our competitors have greater financial and marketing resources than we do and may be able to offer products and services that we do not currently offer and may not offer in the future. If we are unable to compete effectively against those competitors, we may lose customers and our financial results may be negatively affected.
Quarterly and annual variations in our commission and fee revenue may have unexpected impacts on our results of operations.
Our commission and fee revenue is subject to both quarterly and annual fluctuations as a result of the seasonality of our business, the timing of policy renewals and the net effect of new and lost business. Historically, our commission and fee revenue, particularly revenue derived from distribution of property and casualty insurance products, for the fourth quarter of any given year has been the highest among all four quarters, while our commission and fee revenue for the first quarter of any given year has been the lowest among all four quarters. The factors that cause the quarterly and annual variations are not within our control. Specifically, consumer demand for insurance products can influence the timing of renewals, new business and lost business, which generally includes policies that are not renewed, and cancellations. As a result, you may not be able to rely on quarterly or annual comparisons of our operating results as an indication of our future performance.

If our contracts with insurance companies are terminated or changed, our business and operating results could be adversely affected.
We primarily act as agents for insurance companies in distributing their products to retail customers. We also provide claims adjusting services principally to insurance companies. Our relationships with the insurance companies are governed by agreements between us and the insurance companies. Most of our contracts with life insurance companies for the distribution of life insurance products are entered into at the corporate headquarters level. While this approach allows us to obtain more favorable terms from insurance companies by combining the sales volumes of our affiliated insurance agencies and brokerages, it also means that the termination of a major contract could have a material adverse effect on our life insurance business. Our contracts for the distribution of property and casualty insurance and the provision of claims adjusting services are primarily entered into at a local level between the respective provincial, city and district branches of the insurance companies and our affiliated insurance agencies, brokerages and claims adjusting firms. Generally, each branch of these insurance companies has independent authority to enter into contracts with our affiliated insurance agencies, brokerages and claims adjusting firms, and the termination of a contract with one branch has no significant effect on our contracts with the other branches. See “Item 4.B. Information on the Company—Business Overview—Insurance Company Partners.” These contracts establish, among other things, the scope of our authority, the pricing of the insurance products we distribute and our fee rates. These contracts typically have a term of one year and some of them can be terminated by the insurance companies with little advance notice. Moreover, before or upon expiration of a contract, the insurance company that is a party to that contract may agree to renew it only with changes in its terms, including the amount of commissions and fees we receive, which could reduce our revenues from that contract.
For the year ended December 31, 2008, our top five insurance company partners, after aggregating the business conducted between their local branches and our insurance agencies, brokerages and claims adjusting firms, were PICC Property and Casualty Company Limited, China Pacific Property Insurance Co., Ltd, Ping An Property & Casualty Insurance Company of China, Ltd., AVIVA-COFCO Life Insurance Co., Ltd. and Sunshine Property and Casualty Insurance Co., Ltd. Among them, PICC Property and Casualty, China Pacific Property and Ping An Property & Casualty each accounted for more than 10% of our total net revenues in 2008, with PICC Property and Casualty accounting for 21.3%, China Pacific Property accounting for 19.6% and Ping An Property & Casualty accounting for 11.6%. The termination of our contracts with insurance companies that in the aggregate account for a significant portion of our business, or changes in the material terms of these contracts, could adversely affect our business and operating results.
Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.
We operated through affiliated insurance agencies, brokerages and claims adjusting companies located in 21 provinces in China as of April 30, 2009. These companies report their results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of a negative business development such as the possible loss of a relationship with an insurance company or a regulatory inquiry or other action, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.
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
Our future success depends heavily upon the continuing services of the members of our senior management team and other key personnel, in particular Mr. Yinan Hu, our chairman and chief executive officer, Mr. Qiuping Lai, our president, and Mr. Peng Ge, our chief financial officer. In addition, because of the importance of training to our business, our team of dedicated training professionals plays a key role in our operations. If one or more of our senior executives or other key personnel, including key training personnel, are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high- quality senior executives or key personnel in the future. As is customary in the PRC, we do not have insurance coverage for the loss of our senior management team or other key personnel.

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
Sales agent and employee misconduct is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.
Sales agent and employee misconduct could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:
•	engaging in misrepresentation or fraudulent activities when marketing or selling insurance products or providing claims adjusting services to customers;
•	hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses; or
•	otherwise not complying with laws and regulations or our control policies or procedures.
We cannot always deter sales agent or employee misconduct, and the precautions we take to prevent and detect these activities may not be effective in all cases. We cannot assure you, therefore, that sales agent or employee misconduct will not lead to a material adverse effect on our business, results of operations or financial condition..
All of our personnel engaging in insurance agency, brokering or claims adjusting activities are required under relevant PRC regulations to have a qualification certificate issued by the CIRC. If these qualification requirements are strictly enforced in the future, our business may be materially and adversely affected.
All of our personnel who engage in insurance agency, brokering and claims adjusting activities are required under relevant PRC regulations to obtain a qualification certificate from the CIRC in order to conduct insurance agency, brokering or claims adjusting business. See “Item 4.B. —Business Overview—Regulation.” Under these regulations, an insurance agency, brokerage or claims adjusting firm that retain unqualified personnel to engage in insurance intermediary activities may be fined up to RMB10,000. As of March 31, 2009, approximately 81.8% of our sales professionals had received a qualification certificate.
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
China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry. For example, under the consultation paper for administration of insurance agencies and brokerages (revised version) promulgated by the CIRC, insurance agency or brokerage companies will likely be required to increase their guaranty deposit, which generally cannot be withdrawn without the CIRC’s approval, when they open any new branches. Such increase would reduce the amount of cash available for other business purposes. Under the same consultation paper, sole-proprietor insurance agencies will likely be allowed, which could lead to intensified competition among insurance agencies. Such development of regulations could materially and adversely affect our business and results of operations.
We have conducted some of our business through two of our subsidiaries, which do not possess insurance agency or brokerage licenses.
Two of our subsidiaries run our operating platform and maintain our customer database. In addition, they have provided information about potential customers to insurance companies, which paid fees to these subsidiaries if these customers purchased insurance policies. Our PRC counsel, Commerce & Finance Law Offices, has informed us that, in its opinion, the provision of customer information to and the collection of fees from insurance companies by our subsidiaries comply with existing PRC laws and regulations. We cannot assure you, however, that the relevant PRC regulatory authorities will not take a view contrary to ours or that of our PRC counsel. If the CIRC clarifies existing regulations on insurance agencies and brokerages or adopts new regulations that classify the provision of customer information to insurance companies as a form of insurance agency or brokerage services, our subsidiaries may be deemed to have engaged in insurance agency or brokerage services without proper license and, as a result, we may be subject to administrative penalties, which may have a material adverse effect on our results of operations.
If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
We are subject to reporting obligations under U.S. securities laws. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, every public company is required to include a management report on the company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. These requirements first apply to our annual report on Form 20-F for the fiscal year ended on December 31, 2008.
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2008. See “Item 15. Control and Procedures.” However, there is no assurance that we will be able to maintain effective internal controls over financial reporting in the future. If we fail to do so, we may not be able to produce reliable financial reports and prevent fraud. Moreover, if we were not able to conclude that we have effective internal controls over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

The slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.
The global financial markets have experienced significant disruptions recently, and most of the world’s major economies have entered into recession. As a result, the Chinese economy has slowed down significantly since the second half of 2008 and this trend may continue for the rest of 2009 and beyond. Since we derive all of our revenues in China, any persistent slowdown in the Chinese economy may have negative impacts on our business, operating results and financial condition in a number of ways. For example, consumer purchases of the products we distribute, such as life insurance and automobile insurance products, may decline due to declining disposable income and economic uncertainty. If our institutional customers are adversely affected by deteriorating business conditions, they may choose to limit their purchases of insurance coverage. In addition, the current financial turmoil affecting the financial markets may significantly restrict our ability to obtain financing in the capital markets or from financial institutions.
We may face legal action by the former employers or principals of entrepreneurial agents who join our distribution and service network.
Competition for productive sales agents is intense within the Chinese insurance industry. When an entrepreneurial agent leaves his or her employer or principal to join our distribution and service network as our sales agent, we may face legal action by the former employer or principal of the entrepreneurial agent on the ground of unfair competition or breach of contract. As of the date of this annual report, there has been no such action filed or threatened against us. We cannot assure you that this will not happen in the future. Any such legal actions, regardless of merit, could be expensive and time-consuming and could divert resources and management attention from the operation of our business. If we were found liable in such a legal action, we might be required to pay substantial damages to the former employer or principal of the entrepreneurial agent, and our business reputation might be harmed. Moreover, the filing of such a legal action may discourage potential entrepreneurial agents from leaving their employers or principals, thus reducing the number of entrepreneurial agents we can recruit and potentially harming our growth prospects.
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
Our business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome, or SARS, another health epidemic, severe weather conditions or other catastrophes. In recent years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, influenza A (H1N1), a new strain of flu virus commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In January and February 2008, a series of severe winter storms afflicted extensive damages and significantly disrupted people’s lives in large portions of southern and central China. In May 2008, an earthquake measuring 8.0 on the Richter scale hit Sichuan Province in southwestern China, causing huge casualties and property damages. Because our business operations rely heavily on the efforts of individual sales agents, in-house sales representatives and claims adjustors, any prolonged recurrence of avian flu or SARS, or the occurrence of other adverse public health developments such as influenza A (H1N1), severe weather conditions such as the massive snow storms in January and February 2008 and other catastrophes such as the Sichuan earthquake may significantly disrupt our staffing and otherwise reduce the activity level of our work force, thus causing a material and adverse effect on our business operations.
Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.
PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance intermediary companies. We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, two PRC companies, Guangdong Meidiya Investment Co., Ltd., or Meidiya Investment, and Sichuan Yihe Investment Co., Ltd., or Yihe Investment, the shareholders and the subsidiaries of Meidiya Investment and Yihe Investment. Meidiya Investment and Yihe Investment together, directly or indirectly, held equity interests ranging from 28% to 100% in 51 PRC insurance agencies, brokerages and claims adjusting companies as of April 30, 2009. These wholly and majority-owned subsidiaries of Meidiya Investment and Yihe Investment hold the licenses and permits necessary to conduct our insurance intermediary business in China.
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
Because of these contractual arrangements, we are the primary beneficiary of Meidiya Investment, Yihe Investment and their subsidiaries and have consolidated them into our consolidated financial statements. If we, our PRC subsidiaries, Meidiya Investment, Yihe Investment or any of the existing and future subsidiaries of Meidiya Investment and Yihe Investment is found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the CIRC, will have broad discretion in dealing with such violations, including:
•	revoking the business and operating licenses of our PRC subsidiaries and consolidated affiliated entities;
•	restricting or prohibiting any related-party transactions among our PRC subsidiaries and consolidated affiliated entities;

•	imposing fines or other requirements with which we, our PRC subsidiaries or our consolidated affiliated entities may not be able to comply;
•	requiring us, our PRC subsidiaries or our consolidated affiliated entities to restructure the relevant ownership structure or operations; or
•	restricting or prohibiting us from providing additional funding for our business and operations in China.
The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.
We rely on contractual arrangements with Meidiya Investment, Yihe Investment and their subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.
We have relied and expect to continue to rely on contractual arrangements with our PRC consolidated affiliated entities, Meidiya Investment and Yihe Investment, and their subsidiaries and shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure—Our Corporate Structure and Contractual Arrangements.” These contractual arrangements may not be as effective in providing us with control over Meidiya Investment, Yihe Investment and their subsidiaries as direct ownership. We have no direct or indirect equity interests in Meidiya Investment, Yihe Investment or any of their subsidiaries.
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
Two individual shareholders, Mr. Qiuping Lai and Mr. Peng Ge, hold 100% of the equity interest in each of Meidiya Investment and Yihe Investment. Conflicts of interest may arise between Mr. Lai’s or Mr. Ge’s dual role as a shareholder of our consolidated affiliated entities and as an executive officer of our company. We do not have existing arrangements to address these potential conflicts of interest and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor.

Contractual arrangements we have entered into with the subsidiaries of Meidiya Investment and Yihe Investment may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.
Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our subsidiaries and the subsidiaries of Meidiya Investment and Yihe Investment are not on an arm’s-length basis and adjust the income of the subsidiaries of Meidiya Investment and Yihe Investment in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the subsidiaries of Meidiya Investment and Yihe Investment, which could in turn increase their respective tax liabilities. Moreover, the PRC tax authorities may impose penalties on our consolidated affiliated entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected by the occurrence of any of the foregoing.
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
Any loans we make to either of our directly-held PRC subsidiaries, Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (formerly known as Haidileji Enterprise Image Planning (Shenzhen) Co., Ltd.), or Zhonglian Enterprise, and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (formerly known as Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.), or Xinlian Management, both of which are treated as foreign-invested enterprises under PRC law, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK$ 160.0 million in foreign debts as of April 30, 2009. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.
Any loans we make to any of our indirectly-held PRC subsidiaries (those PRC subsidiaries which we hold indirectly through Zhonglian Enterprise and Xinlian Management) or to any of our PRC consolidated affiliated entities, all of which are treated as PRC domestic companies rather than foreign-invested enterprises under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, medium- and long-term international commercial loans to PRC domestic companies are subject to approval by the National Development and Reform Commission, and short-term international commercial loans to PRC domestic companies are subject to the balance control system effected by the SAFE. Due to the above restrictions, we are not likely to make loans to any of our indirectly-held PRC subsidiaries or to any of our PRC consolidated affiliated entities.

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
Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, the PRC government still owns a substantial portion of productive assets in China. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Actions and policies of the PRC government could materially affect our ability to operate our business.
Uncertainties with respect to the PRC legal system could adversely affect us.
We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.
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
The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. But approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Under our current corporate structure, the primary source of our income at the holding company level is dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency needs, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
The PRC Enterprise Income Tax Law may increase the enterprise income tax rate applicable to some of our PRC subsidiaries and consolidated affiliated entities, which could have a material adverse effect on our result of operations.
According to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%, unless otherwise provided. Enterprises that were established and enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy such preferential tax treatments in the following manners: (1) in the case of preferential tax rates, for a five-year transition period starting from January 1, 2008, during which the EIT rate of such enterprises will gradually increase to the uniform 25% EIT rate by January 1, 2012; or (2) in the case of preferential tax exemption or reduction with a specified term, until the expiration of such term. However, if such an enterprise has not enjoyed the preferential treatments yet because of its failure to make a profit, its term for preferential treatments will be deemed to start from 2008.
As a result of the implementation of the EIT Law, certain preferential tax treatments enjoyed by some of our consolidated affiliated entities expired on January 1, 2008. Our effective tax rate increased significantly in 2008 compared to previous years, primarily due to these expirations. According to the EIT Law and related regulations, the preferential tax rates enjoyed by some of our PRC subsidiaries and consolidated affiliated entities incorporated in Shenzhen, a special economic zone, will gradually increase to the uniform 25% EIT rate during the five year transition period. An increase in the EIT rates for those entities pursuant to the EIT Law could result in an increase in our effective tax rate, which could materially and adversely affect our results of operations.
Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.
Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the EIT at the rate of 25% on its worldwide income. The Implementation Rules of the Enterprise Income Tax Law, or the Implementation Rules, define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” If we are deemed a resident enterprise, we may be subject to the EIT at 25% on our global income, except that the dividends we receive from our PRC subsidiary will be exempt from the EIT. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as our subsidiaries Zhonglian Enterprise and Xinlian Management, were exempt from PRC withholding tax. We have also been advised by our PRC counsel, Commerce & Finance Law Offices, that pursuant to the EIT Law and the Implementation Rules, however, dividends payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our wholly-owned subsidiary and the 100% shareholder of Zhonglian Enterprise and Xinlian Management is incorporated, does not have such a tax treaty with China. Under the EIT Law and the Implementation Rules, if we are regarded as a resident enterprise, the dividends we receive from our PRC subsidiaries will be exempt from the EIT. If, however, we are not regarded as a resident enterprise, our PRC subsidiaries will be required to pay a 10% withholding tax for any dividends they pay to us. As a result, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, could be materially reduced.
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
We are a holding company, and we rely principally on dividends from our subsidiaries in China and service, license and other fees paid to our subsidiaries by our consolidated affiliated entities for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. As of December 31, 2008, the total retained earnings of our PRC subsidiaries available for dividend distributions were RMB383.8 million (US$56.3 million). Furthermore, if our subsidiaries and consolidated affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and consolidated affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
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

We have requested our beneficial owners who to our knowledge are PRC residents to make the necessary applications, filings and amendments as required under SAFE Circular 75 and other related rules. We attempt to comply, and attempt to ensure that our beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot assure you that all of our beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 75 or other related rules. The failure of these beneficial owners to timely amend their SAFE registrations pursuant to SAFE Circular 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 75 may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.
On December 25, 2006, the People’s Bank of China promulgated the Measures for the Administration of Individual Foreign Exchange, and on January 5, 2007, the SAFE further promulgated implementation rules for those measures. We refer to these regulations collectively as the Individual Foreign Exchange Rules. The Individual Foreign Exchange Rules became effective on February 1, 2007. According to these regulations, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options became subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the Nasdaq Global Market. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.
Fluctuation in the value of the RMB may have a material adverse effect on your investment.
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.6% appreciation of the RMB against the U.S. dollar between July 21, 2005 and May 8, 2009. However, under the current global financial and economic conditions, it is impossible to predict with any certainty how the RMB will move vis-à-vis the U.S. dollar in the near future.
Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our subsidiaries and consolidated affiliated entities in China. Any significant appreciation or depreciation of the RMB against the U.S. dollar may affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our reported earnings, and may adversely affect the price of our ADSs.
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

At the time of our initial public offering in October 2007, while the application of the new regulations remained unclear, our PRC counsel, Commerce & Finance Law Offices, advised us that, based on their understanding of the PRC laws and regulations effective at that time as well as the procedures announced on September 21, 2006:
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
Based on advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. We, however, cannot assure you that the relevant PRC government agencies, including the CSRC, would have reached the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agencies subsequently determine that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.
The regulation discussed above could also make it more difficult for us to pursue growth through acquisitions.
The regulation discussed in the preceding risk factor also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. To date, we have conducted our acquisitions in China exclusively through our PRC consolidated affiliated entities. In the future, we may grow our business in part by directly acquiring complementary businesses rather than through our PRC consolidated affiliated entities, although we currently do not have any plans to do so. Complying with the requirements of the new regulations to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may prevent us from completing such transactions on a timely basis, or at all, which could affect our ability to expand our business or maintain our market share.
The PRC Labor Contract Law and its implementing rules may adversely affect our business and results of operations.
On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. On September 18, 2008, the State Council adopted the implementing rules for the Labor Contract Law, which became effective upon adoption. This new labor law and its implementing rules have reinforced the protection for employees, who, under the existing PRC Labor Law, already have certain rights, such as the right to have written labor contracts, the right to enter into labor contracts with no fixed terms under specific circumstances, the right to receive overtime wages when working overtime, and the right to terminate or alter terms in the labor contracts. In addition, the Labor Contract Law and its implementing rules have made some amendments to the existing PRC Labor Law and added some clauses that could increase cost of labor to employers. For example, under the Labor Contract Law, employers are required to base their decisions to dismiss employees on seniority, as opposed to merit, under certain circumstances. As the Labor Contract Law and its implementing rules are relatively new, there remains significant uncertainty as to their interpretation and application by the PRC government authorities. In the event that we decide to significantly reduce our workforce, the Labor Contract Law and its implementing rules could adversely affect our ability to effect these changes cost-effectively or in the manner we desire, which could lead to a negative impact on our business and results of operations.

Risks Related to Our ADSs
The market price for our ADSs may be volatile.
The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:
•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in financial estimates by securities research analysts;
•	conditions in the Chinese insurance industry;
•	changes in the economic performance or market valuations of other insurance intermediaries;
•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	addition or departure of key personnel;
•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;
•	potential litigation or administrative investigations;
•	sales of additional ADSs; and
•	general economic or political conditions in China.
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
Substantial future sales of our ordinary shares or ADSs, or the perception that these sales could occur, could cause the price of our ADSs to decline.
Additional sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. If any existing shareholder or shareholders sell a substantial amount of ordinary shares in the form of ADSs, the market price of our ADSs could decline. In addition, we may issue additional ordinary shares as considerations for future acquisitions. If we do so, your ownership interests in our company would be diluted and this in turn could have an adverse effect on the price of our ADSs.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.
As of April 30, 2009, our executive officers, directors and principal shareholders beneficially owned approximately 62.3% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other minority shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
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
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933 or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.
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
We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries and consolidated affiliated entities in China. Most of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside China upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and some or all of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or our officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state. Our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. It is also uncertain whether the Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or our officers and directors predicated upon the securities laws of the United States or any state.

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
We do not expect to pay dividends on a regular basis, and you may have to rely on price appreciation of our ADSs for any return on your investment.
Although we have declared cash dividends before our initial public offering, we do not expect to pay dividends on a regular basis, and currently intend to retain our available funds and any future earnings to the extent necessary to fund the development and growth of our business. You should not rely on an investment in our ADSs as a source for any future dividend income.
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
Although the matter is not free from doubt, we believe we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2008. However, the application of the PFIC rules is unclear in several respects, and there is no assurance that the United States Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our ADSs or ordinary shares, which has decreased significantly since our initial public offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, a U.S. Holder directly or indirectly owning the ADSs or ordinary shares would be required to (i) pay an interest charge together with tax calculated at maximum ordinary income rates on “excess distributions,” which are defined to include gain on a sale or other disposition of the ADSs or ordinary shares, or (ii) so long as the ADSs or ordinary shares are regularly traded on a qualified exchange, elect to recognize as ordinary income each year the excess in the fair market value, if any, of the ADSs or ordinary shares held (or deemed held) by the holder at the end of the taxable year over such holder’s adjusted basis in such ADSs or ordinary shares and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ADSs or ordinary shares. We must make a separate determination each year (after the close of each taxable year) as to whether we are a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year. In particular, we believe that there is a significant risk that, unless we sufficiently invest the passive assets we hold in assets that produce active income, a decrease in the market price of our ADSs and ordinary shares would likely result in our being a PFIC for our current taxable year. For a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “Item 10.E. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
Item 4. Information on the Company
A. History and Development of the Company
Our founders, Mr. Yinan Hu and Mr. Qiuping Lai, formed two PRC companies, Guangzhou Nanyun Car Rental Services Co., Ltd. and Guangdong Nanfeng Automobile Association Co., Ltd., initially to provide automobile-related services, such as car rental and emergency services. In 1999, we began distributing automobile insurance products on an ancillary basis. In 2001, our founders transferred their interests in the two PRC companies to China United Financial Services Holdings Limited (then known as China Automobile Association Holdings Limited), or China United Financial Services, a newly established British Virgin Islands company, as part of a series of transactions in which Cathay Capital Group, a private equity group, made an investment in China United Financial Services by subscribing for 40% of the equity interests. We established two insurance agencies, Beijing Fanlian Insurance Agency Co., Ltd. and Guangdong Nanfeng Insurance Agency Co., Ltd., in April and May 2002, respectively, and obtained professional agency licenses to distribute insurance products in Beijing and Guangdong.
As part of its corporate restructuring to facilitate international fundraising, China United Financial Services incorporated CISG Holdings Ltd., or CISG Holdings, a British Virgin Islands company, in June 2004 as the holding company for its insurance agency and brokerage businesses and transferred to CISG Holdings all of its rights and interests in four PRC insurance intermediary companies it then controlled. In September 2004, Cathay Capital Group subscribed for approximately 27.8% of the equity interests in CISG Holdings.
In December 2005, an entity affiliated with CDH Growth Capital Holdings Company Limited, a private equity firm, subscribed for approximately 26.4% of the equity interests in CISG Holdings. In anticipation of our initial public offering, we incorporated CNinsure Inc. in the Cayman Islands in April 2007. In July 2007, CNinsure Inc., on a 10,000-for-one basis, issued its ordinary shares to then the existing shareholders of CISG Holdings in exchange for all of the outstanding shares of CISG Holdings. After this restructuring transaction, CNinsure Inc. became the ultimate holding company of our group.
On October 31, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “CISG.” We and certain selling shareholders of our company completed the initial public offering of 13,526,773 ADSs, each representing 20 ordinary shares, on November 5, 2007.

From the completion of our initial public offering to April 30, 2009, we further expanded our distribution and service network and service offerings by acquiring, through our consolidated affiliated entities, controlling interests in 11 insurance agencies, one insurance brokerage and three insurance claims adjusting companies, and establishing 14 new insurance agencies.
The following table sets forth additional information of the entities we acquired or established between January 1, 2008 and April 30, 2009:

		% of Equity
Date of		Interests
Acquisition(1) or	Name of Acquired or	Attributable to	Main Insurance Products	Location
Establishment(2)	Established Company	Us	Distributed or Services Provided	(Province)
January 1, 2008 (1)	Guangdong Fangzhong Insurance Surveyors & Loss Adjustors Co., Ltd. (3)	51%	Insurance claims adjusting services	Guangdong

February 1, 2008 (1)	Hubei Fanhua East Century Insurance Agency Co., Ltd.(Formerly known as Hubei East Century Insurance Agency Co., Ltd.)	60%	Distribution of life insurance products	Hubei

February 1, 2008 (1)	Tianjin Fanhua Xianghe Insurance Agency Co., Ltd.	70%	Distribution of property and casualty insurance products	Tianjin

February 1, 2008 (1)	Changsha Lianyi Insurance Agency Co., Ltd.	70%	Distribution of property and casualty insurance products	Hunan

February 1, 2008 (1)	Jiangmen Fanhua Zhicheng Insurance Agency Co., Ltd.	70%	Distribution of property and casualty insurance products	Guangdong

February 3, 2008(2)	Zhejiang Fanhua Tongchuang Insurance Agency Co., Ltd.	60%	Distribution of life insurance products	Zhejiang

March 1, 2008 (1)	Hebei Lianda Insurance Agency Co., Ltd. (4)	39%	Distribution of property and casualty insurance products	Hebei

April 1, 2008 (1)	Liaoning Fanhua Gena Insurance Agency Co., Ltd.	60%	Distribution of life insurance products	Liaoning

April 1, 2008 (1)	Fuzhou Guoxin Insurance Agency Co., Ltd. (5)	39%	Distribution of property and casualty insurance products	Fujian

May 1, 2008 (1)	CNinsure Surveyors & Loss Adjustors Co., Ltd.(Previously known as Shenzhen Khubon Insurance Surveyors & Loss Adjustors Co., Ltd.) (6)	51%	Insurance claims adjusting services	Guangdong

May 1, 2008 (1)	Guangxi Xingfu Insurance Agency Co., Ltd (7)	60%	Distribution of property and casualty insurance products	Guangxi

June 1, 2008 (1)	Shanghai Teamhead Insurance Surveyors & Loss Adjustors Co., Ltd.	51%	Insurance claims adjusting services	Shanghai

June 26, 2008 (2)	Nanping Fanhua Jinying Insurance Agency Co., Ltd. (8)	28%	Distribution of life insurance products	Fujian

		% of Equity
Date of		Interests
Acquisition(1) or	Name of Acquired or	Attributable to	Main Insurance Products	Location
Establishment(2)	Established Company	Us	Distributed or Services Provided	(Province)
August 25, 2008 (2)	Jiangsu Fanhua Lianchuang Insurance Agency Co., Ltd.	70%	Distribution of property and casualty insurance products	Jiangsu

September 5, 2008 (2)	Quanzhou Fanlian Insurance Agency Co., Ltd. (8)	28%	Distribution of life insurance products	Fujian

September 11, 2008 (2)	Jiangxi Fanhua Insurance Agency Co., Ltd.	70%	Distribution of life insurance products	Jiangxi

September 16, 2008 (2)	Shenyang Fanhua Rongcheng Insurance Agency Co., Ltd.(9)	33%	Distribution of life insurance products	Liaoning

November 1, 2008 (1)	Shenzhen Huameng Joint Insurance Brokerage Co., Ltd.	55%	Distribution of property and casualty insurance products	Guangdong

November 1, 2008 (1)	Beijing Fanhua Datong Investment Management Co., Ltd.	55%	Holding company	Beijing

November 1, 2008 (1)	Beijing Datong Insurance Agency Co., Ltd. (10)	55%	Distribution of life insurance products	Beijing

November 11, 2008 (2)	Yunnan Datong Insurance Agency Co., Ltd. (11)	33%	Distribution of life insurance products	Yunnan

November 12, 2008 (2)	Hainan Datong Insurance Agency Co., Ltd. (11)	33%	Distribution of life insurance products	Hainan

November 21, 2008 (2)	Jiangsu Datong Insurance Agency Co., Ltd. (11)	33%	Distribution of life insurance products	Jiangsu

December 8, 2008 (2)	Suining Fanhua Dezhong Insurance Agency Co., Ltd. (12)	39%	Distribution of life insurance products	Sichuan

December 22, 2008 (2)	Hebei Datong Insurance Agency Co., Ltd. (11)	33%	Distribution of life insurance products	Hebei

December 26, 2008 (2)	Shaanxi Datong Insurance Agency Co., Ltd. (11)	33%	Distribution of life insurance products	Shaanxi

January 13, 2009 (2)	Shandong Datong Insurance Agency Co., Ltd. (11)	33%	Distribution of life insurance products	Shandong

January 16, 2009 (2)	Henan Datong Insurance Agency Co., Ltd. (11)	33%	Distribution of life insurance products	Henan

April 1, 2009 (1)	Hangzhou Fanhua Zhixin Insurance Agency Co., Ltd.	51%	Distribution of property and casualty insurance products	Zhejiang

April 1, 2009 (1)	Zhengzhou Fanhua Anlian Insurance Agency Co., Ltd.	51%	Distribution of property and casualty insurance products	Henan

(1)	Refers to the date on which we began to consolidate the acquired entity.

(2)	Refers to the date on which we obtained business licenses for the newly established company.

(3)	We initially acquired 60% of the equity interests in Guangdong Fangzhong Insurance Surveyors & Loss Adjustors Co. Ltd., or Fangzhong Adjusting, on January 1, 2008. In connection with the acquisition of 100% of the equity interests in Shenzhen Khubon Insurance Surveyors & Loss Adjustors Co., Ltd., or Khubon Adjusting, by Fangzhong Adjusting on May 1, 2008, the original shareholders of Khubon Adjusting acquired 29.4% of the equity interests in Fangzhong Adjusting through capital injection, and our equity interests in Fangzhong Adjusting decreased to 51%.

(4)	70% of the equity interests in this company are held directly by Shijiazhuang Fanhua Anxin Investment Co., Ltd., which is 55%-owned by Sichuan Yihe Investment Co., Ltd.

(5)	70% of the equity interests in this company are held directly by Fujian Fanhua Investment Co., Ltd., which is 55%-owned by Guangdong Meidiya Investment Co., Ltd.

(6)	This company is wholly-owned by Fangzhong Adjusting.

(7)	We disposed of the 60% equity interests in this company in December 2008 and recognized a gain on disposal of RMB525,000.

(8)	51% of the equity interests in each of these companies are held directly by Fujian Fanhua Investment Co., Ltd.

(9)	55% of the equity interests in this company are held directly by Liaoning Fanhua Gena Insurance Agency Co., Ltd.

(10)	This company is wholly-owned by Beijing Fanhua Datong Investment Management Co., Ltd.

(11)	60% of the equity interests in each of these companies are held by Beijing Fanhua Datong Investment Management Co., Ltd.

(12)	55% of the equity interests in this company are held directly by Sichuan Fanhua Xintai Insurance Agency Co., which is 70%-owned by Sichuan Yihe Investment Co., Ltd.
Our principal executive offices are located at 21/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China. Our telephone number at this address is +86-20-6122-2777.
Recent Principal Acquisition
In September 2008, one of our consolidated affiliated entities in China, Guangdong Meidiya Investment Co., Ltd., or Meidiya Investment, entered into a shareholders agreement with Chengdu Mingxia Industrial Co., Ltd., or Mingxia Industrial, and Mr. Keping Lin, then the two existing shareholders of Beijing Fanhua Datong Investment Management Co., Ltd., or Datong Investment, a Beijing-based company specializing in life insurance distribution. Mingxia Industrial is a PRC company owned by a group of insurance professionals led by Mr. Lin, who had been a vice president of New China Life Insurance Company Limited, a major life insurance company in China. Under this agreement, Meidiya Investment agreed to acquire 55% of the equity interests in Datong Investment from Mingxia Industrial for RMB11 million in cash. Mr. Lin, who holds the remaining 45% equity interests in Datong Investment, agreed to invest RMB20 million into the capital reserve of Datong Investment. Mingxia Industrial and Mr. Lin agreed that Datong Investment’s net profit, after adjusting for certain payments to be made to Meidiya Investment or its affiliates, will be no less than RMB10 million, RMB30 million and RMB80 million in 2009, 2010 and 2011, respectively. If Datong Investment fails to achieve at least 60% of the net profit target in any of the three years, or if the total net profit for the three-year period is less than RMB96 million, Mr. Lin will transfer part of his equity interests in Datong Investment, determined pursuant to a formula specified in the shareholders agreement, to Meidiya Investment at nominal value. The parties also agreed that all of Datong Investment’s net profits in 2009 to 2011 will be distributed to Meidiya Investment upon its request.
Under the shareholders agreement, Mingxia Industrial and Mr. Keping Lin also agreed that Datong Investment and its subsidiaries will establish 90 sales teams with 3,300 productive sales agents and achieve a monthly premium target of RMB33 million, calculated pursuant to a formula specified in the agreement, by the end of 2011. In order to guarantee the fulfillment of these performance targets, Mingxia Industrial and Mr. Lin agreed to provide RMB180 million to Meidiya Investment as a security deposit. This amount will be returned to those shareholders in nine installments, up to RMB20 million per installment, upon the fulfillment of nine different levels of performance targets before December 31, 2011. If Datong Investment has failed to achieve all of the nine levels of performance targets, and therefore less than the full amount of the security deposit has been returned, by December 31, 2011, Meidiya Investment will have the right to keep any remaining amount.
Pursuant to the shareholders agreement, upon completion of the equity transfer, the board of directors of Datong Investment will consist of seven members, four of whom will be appointed by Meidiya Investment and the other three by Mr. Keping Lin. Meidiya Investment agreed to continue to appoint Mr. Lin as the chairman of the board of directors of Datong Investment. Mr. Lin agreed not to engage in any business that competes with Datong Investment’s business while he is a shareholder and for ten years after he is no longer a shareholder of Datong Investment. The agreement also contains customary representations and warranties from each of the parties.

Concurrently with the execution of the Datong Investment shareholders agreement described above, our subsidiary CISG Holdings entered into a share transfer agreement with Keep High Holdings Limited, a British Virgin Islands company and affiliate of Mingxia Industrial and Mr. Keping Lin. Under this agreement, CISG Holdings agreed to acquire 100% of the equity interests in Day Joy Holdings Limited, a British Virgin Islands company and affiliate of Datong Investment, for RMB209 million in cash. Since the purchase price for Day Joy Holdings is based on the valuation of Datong Investment’s future operating results, CISG Holdings agreed that, after carving out Datong Investment related assets from Day Joy Holdings, it will transfer all the equity interests in Day Joy Holdings back to the seller for a nominal value within 10 days after the completion of the equity transfer contemplated under the Datong Investment shareholders agreement. All of the representations, warranties and covenants under the Datong Investment shareholders agreement were incorporated by reference into the share transfer agreement. Specifically, the parties acknowledged that, if Datong Investment fails to achieve the performance targets set forth under the Datong Investment shareholders agreement, Keep High Holdings will be liable for damages to CISG Holdings in an amount equal to the remaining amount of the security deposit provided by Mingxia Industrial and Mr. Keping Lin pursuant to the Datong Investment shareholders agreement to the extent the deposit has not been returned by December 31, 2011.
We completed the acquisitions of 55% of the equity interests in Datong Investment and 100% of the equity interests in Day Joy Holdings in November 2008. In accordance with the terms of the Day Joy Holdings share transfer agreement, we transferred all of the equity interests in Day Joy Holdings back to Keep High Holdings at a nominal value in November 2008.
B. Business Overview
We are a leading independent insurance intermediary company operating in China. With 29,215 sales professionals, 866 claims adjustors and 367 sales and service outlets operating in 21 provinces as of April 30, 2009, our distribution and service network reaches some of China’s most economically developed regions and some of the most affluent cities in China, such as Beijing, Shanghai, Guangzhou and Shenzhen.
We commenced our insurance intermediary business in 1999 by distributing automobile insurance products and expanded our product offerings to other property and casualty insurance products in 2002. In January 2006, we began distributing individual life insurance products. In 2008, we entered the insurance claims adjusting business by acquiring majority interests in three insurance claims adjusting firms.
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
As of April 30, 2009, we had 51 affiliated insurance intermediary companies in the PRC, of which 43 are insurance agencies, five are insurance brokerages and three are insurance adjusting companies. According to the Insurance Intermediary Market Development Report 2008 published by China Insurance Regulatory Commission, or the CIRC, based on revenues in 2008:
•	six of our affiliated insurance agencies ranked Nos. 1, 2, 4, 8, 9 and 19, respectively, among China’s top 20 insurance agencies, together accounting for approximately 11.0% of the total revenues of all insurance agencies in China;
•	one of our affiliated insurance brokerages ranked No. 13 among China’s top 20 insurance brokerages, accounting for approximately 1.5% of the total revenues of all insurance brokerages in China; and
•	our three affiliated insurance claims adjusting firms ranked Nos. 2, 3 and 9, respectively, among China’s top 20 insurance claims adjusting firms, collectively accounting for 13.0% of the total revenues of all insurance claims adjusting firms in China.

Products and Services
We market and sell to our customers two broad categories of insurance products: property and casualty insurance products and life insurance products, both focused on meeting the insurance needs of individuals. The insurance products we sell are underwritten by some leading insurance companies in China. We also provide insurance claims adjusting services to both insurance companies and the insured. In addition, we provide certain value-added services to our customers in conjunction with distributing automobile insurance products.
Property and Casualty Insurance Products
Our main property and casualty insurance products are automobile insurance. In addition, we also offer individual accident insurance, commercial property insurance, and construction insurance products. Commissions and fees from property and casualty insurance products accounted for 75.1% of our total commission and fee revenue in 2008. The property and casualty insurance products we distribute can be further classified into the following categories:
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
The property and casualty insurance products we distributed in 2008 were primarily underwritten by PICC Property and Casualty Company Limited, China Pacific Property Insurance Co., Ltd, Ping An Property & Casualty Insurance Company of China, Ltd., Sunshine Property and Casualty Insurance Co., Ltd. and China Life Property and Casualty Insurance Co., Ltd.
Life Insurance Products
The life insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below. In 2008, commissions and fees from life insurance products accounted for 14.3% of our total commission and fee revenue.
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

In addition to the periodic premium payment schedules described above, most of the individual life insurance products we distribute also allow the insured to choose to make a single, lump-sum premium payment at the beginning of the policy term. If a periodic payment schedule is adopted by the insured, a life insurance policy can generate periodic payment of fixed premiums to the insurance company for a specified period of time. This means that once we sell a life insurance policy with a periodic premium payment schedule, we will be able to derive commission and fee income from that policy for an extended period of time, sometimes up to 25 years. Because of this attractive feature and the expected sustained growth of life insurance sales in China, we have focused significant resources since 2006 on developing our capability to distribute individual life insurance products with periodic payment schedules. We expect that sales of life insurance products will become an important source of our revenue in the next several years. The life insurance products we distributed in 2008 were primarily underwritten by AVIVA-COFCO Life Insurance Co., Ltd., Minsheng Life Insurance Co., Ltd., Sino Life Insurance Company Limited., AEGON-CNOOC Life Insurance Co., Ltd. and Jiahe Life Insurance Co., Ltd.
Insurance Claims Adjusting Services
In 2008, commissions and fees from claims adjusting services accounted for 10.6% of our total commission and fee revenue. We offer the following insurance claims adjusting services:
•	Pre-underwriting Survey. Before an insurance policy is sold, we conduct a survey of the item to be insured to assess its current value and help our clients determine the insurable value and the amount to be insured. We also help our clients assess the underwriting risk with respect to the item to be insured through survey, appraisal and analysis.
•	Claims Adjusting. When an accident involving the insured subject matter has occurred, we conduct onsite survey to determine the cause of the accident and assess damage. We then determine the extent of the loss to the insured subject matter and prepare and submit a report to the insurance company summarizing our preliminary findings. Upon final conclusion of the case, we prepare and submit a detailed report to the insurance company setting forth details of the accident, cause of the loss, details of the loss, adjustment and determination of loss, indemnity proposal and, where appropriate, request for payment.
•	Disposal of Residual Value. In the course of providing claims adjusting services, we also can appraise the residual value of the insured property and offer suggestions on the disposal of such property. Upon appointment by the insurance company, we can handle the actual disposal of the insured property through auction, discounted sale, lease or other means.
•	Loading and Unloading Supervision. Upon appointment by ship owners, shippers, consignees or insurance companies, we can monitor and record the loading and unloading processes of specific cargos.
•	Consulting Services. We provide consulting services to both the insured and the insurance companies on risk assessment and management, disaster and damage prevention, investigation, and loss assessment.
We are compensated primarily by insurance companies for our claims adjusting services. The fees we receive are calculated based on the types of insurance involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For automobile insurance, our fees are generally fixed and the amounts collected are based on the types of services provided. In 2008, we primarily provided claims adjusting services to China Pacific Property, Ping An Property & Casualty, Taiping Life Insurance Co., Ltd. and Huatai Property Insurance Company of China Limited.

As competition intensifies and the insurance market becomes more mature in China, we believe there will be a further division of labor in the insurance intermediary sector. We expect that more insurance companies will choose to outsource claims adjusting functions to professional service providers while they focus on the core aspects of their business, including product development, asset and risk management. We believe we are well-positioned to capture such outsourcing opportunities.
Other Services
In conjunction with the sale of automobile insurance products, we provide our customers with a number of value-added services under our service slogan, “You take care of driving, and we’ll take care of the rest.” For example, we assist our customers with obtaining vehicle licenses and subsequent annual inspections. We maintain 24-hour service hotlines in four major cities in Guangdong, Sichuan and Beijing, our principal markets for automobile insurance products. When an accident involving an insured vehicle occurs within these markets, our service staff can arrive at the scene quickly after being notified through the 24-hour service hotline and provide onsite assistance to our customer. We can also provide expedited damage assessment on behalf of some insurance companies. For some of our valuable customers, we can provide a temporary replacement vehicle while the damaged automobile is under repair. In addition, we can assist our customer in filing a claim with the insurance company and assist the insurance company in claim settlement. We are compensated by the insurance companies for certain settlement-related services, such as damage assessment and claim settlement, provided on behalf of insurance companies. In 2008, fees from these settlement- related services accounted for 0.1% of our net revenues.
Entrepreneurial Agent Program
In recent years, some entrepreneurial management staff and senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We call these individuals “entrepreneurial agents.” We have designed and implemented a comprehensive program to attract and retain productive entrepreneurial agents. Under this program, only entrepreneurial agents who meet specific professional criteria and successfully pass a three-month trial period will be formally admitted to our distribution and service network, and only those who continue to meet specified performance standards will be allowed to remain in our network. In addition to cash compensation, these entrepreneurial agents also have the opportunity to participate in the equity of our business. We believe that our entrepreneurial agent program provides productive entrepreneurial agents a strong incentive to grow their business within our network and enables us to grow our sales force with productive, motivated professionals. As of April 30, 2009, we had 329 entrepreneurial agents, who lead 327 sales teams.
Operating Platform
In accordance with our growth strategy, we have made significant effort to expand and upgrade our operating platform since our initial public offering. We expect that our upgraded operating platform will make selling easier for sales agents, facilitate standardized business and financial management, enhance risk control and increase operational efficiency. We have been working on implementing the following components of our operating platform:
•	A Core Business System, which encompasses our life insurance unit, property and casualty insurance unit and claims adjusting unit, that will better support business operations and facilitate risk control;
•	A centralized and computerized accounting and financial management system;
•	An e-learning system to provide online training to sales agents; and
•	A nationwide IT network and data center to support front-office operations.

As of April 30, 2009, we had achieved the following results: (1) an integrated operating platform that contain the Core Business System, an Enterprise Resource Planning (ERP)-based financial and accounting system and our Human Resource (HR) System had been put into place in eight of our affiliated life insurance agencies; (2) the Core Business System on a stand-alone basis had been put into use at most of our affiliated life insurance agencies and launched on a pilot basis in selected affiliated property and casualty agencies and one of our claims adjusting firms; (3) we had completed User Acceptance Testing (UAT) of our ERP-based financial and accounting system and HR System and initiated pilot-launching of the systems in selected entities; (4) we had initiated a Business Operation Support System, which facilitates sales support to our agents with various functions such as e-sales solution, product portfolio proposal, auto insurance premium calculation, etc.; (5) a nationwide Wide Area Network had been put into place at all of our affiliated entities; and (6) we had completed the construction of our office automation system and were preparing for a nationwide launching.
Distribution and Service Network and Marketing
Since our establishment in 1998, we have built a distribution and service network that, as of April 30, 2009, consisted of 43 insurance agencies, five insurance brokerages and three claims adjusting firms, with 367 sales and service outlets, 28,672 registered sales agents, 543 in-house sales representatives and 866 in-house claims adjustors. Our distribution and service network covers 21 provinces and reaches some of the most economically developed regions in China and some of the wealthiest Chinese cities, such as Beijing, Shanghai, Guangzhou and Shenzhen.
The following table sets forth some additional information of our distribution and service network as of April 30, 2009, broken down by provinces:

		Number of In-house
	Number of Sales and	Sales	Number of Sales	Number of In-house
Province	Service Outlets	Representatives	Agents	Adjustors
Beijing	18	36	6,039	14
Guangdong	54	464	3,552	478
Sichuan	64	43	4,213	60
Shandong	26	—	4,141	20
Fujian	32	—	3,056	18
Hebei	59	—	1,953	25
Hunan	16	—	1,799	38
Shanghai	3	—	720	52
Hubei	11	—	752	9
Yunnan	4	—	502	41
Zhejiang	12	—	402	10
Jiangsu	15	—	368	23
Tianjin	6	—	350	28
Liaoning	28	—	260	3
Shaanxi	1	—	258	0
Henan	8	—	182	38
Jiangxi	6	—	80	0
Hainan	1	—	45	0
Guangxi	1	—	—	4
Anhui	1	—	—	3
Chongqing	1	—	—	2

Total	367	543	28,672	866

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

Customers
We sell automobile insurance, individual accident insurance and homeowner insurance products primarily to individual customers. We sell commercial property insurance, cargo insurance, hull insurance, liability insurance and construction insurance products to institutional customers. Customers for the life insurance products we distribute are primarily individuals under 50 years of age. For the years ended December 31, 2008, no single customer accounted for more than 3.0% of our net revenues.
Since our establishment in 1998, we have built a database of more than one million individuals, who originally were members of our automobile association. Using information contained in this database, our telemarketing staff contact potential customers with our target demographics on a regular basis. In addition, we had approximately 960,000 customers, including approximately 700,000 customers who bought property and casualty insurance products from us and approximately 260,000 customers who bought life insurance products from us in 2008. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referral and cross-selling opportunities.
We offer insurance adjusting services primarily to insurance companies and to a lesser extent to the insured.
Insurance Company Partners
As of April 30, 2009, we had established business relationships with 58 insurance companies and one reinsurance company in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Historically, we have entered into and maintained business relationships with insurance companies at the local level. That is, our insurance agencies and brokerages would enter into different contracts with different local branches of an insurance company that are located within their respective regions. The termination of a business relationship between one of our insurance agencies or brokerages and a local branch of an insurance company generally would have no significant impact on the business relationships between our other insurance agencies and brokerages and the other branches of the same insurance company. Since 2007, we have also sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of our various affiliated insurance agencies and brokerages located in different parts of the country. As a result of this effort, most of our existing contracts with life insurance companies have been entered into at the corporate headquarters level. For claims adjusting services, we maintain business relationships with insurance companies primarily at the local level.
For the year ended December 31, 2008, our top five insurance company partners, after aggregating the business conducted between our insurance agencies and brokerages and the various local branches of the insurance companies, were PICC Property and Casualty Company Limited, China Pacific Property Insurance Co., Ltd, Ping An Property & Casualty Insurance Company of China, Ltd., AVIVA-COFCO Life Insurance Co., Ltd. and Sunshine Property and Casualty Insurance Co., Ltd. PICC Property and Casualty, China Pacific Property and Ping An Property & Casualty each accounted for more than 10% of our total commissions and fees in 2008, with PICC Property and Casualty accounting for 21.3%, China Pacific Property accounting for 19.6% and Ping An Property & Casualty accounting for 11.6%.
Competition
A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:
•	Professional insurance intermediaries. The professional insurance intermediary sector in China is at an early stage of development and highly fragmented, accounting for only 5.3% of the total insurance premiums generated in China in 2008. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion, including China Zhonghe Ltd., Cars.cn Ltd. and HuaKang Financial Service Inc. We believe that we can compete effectively with these insurance intermediary companies because we have a longer operational history and over the years have assembled a strong and stable team of managers and sales professionals and built a unified operating platform. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

•	Insurance companies. The distribution of individual insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales force and exclusive sales agents to distribute their own products. We believe that we can compete effectively with insurance companies because we focus only on distribution and offer our customers a broad range of insurance products underwritten by multiple insurance companies.
•	Other business entities. In recent years, business entities that distribute insurance products as an ancillary business, primarily commercial banks and postal offices, have been playing an increasingly important role in the distribution of insurance products, especially life insurance products. However, the insurance products distributed by these entities are usually confined to those related to their main lines of business, such as endowment and annuity life insurance products. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products.
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
According to the Insurance Intermediary Market Development Report 2008 published by the CIRC, the top 20 insurance claims adjusting firms, as measured by revenues, accounted for 64.8% of the total revenues of all 273 insurance claims adjusting firms in China in 2008. Our three insurance claims adjusting firms ranked Nos. 2, 3 and 9, respectively, among China’s top 20 insurance claims adjusting firms based on revenues in 2008, with a combined market share of 13.0% of the total revenues of all insurance claims adjusting firms in China. We compete primarily with the other major claims adjusting firms in China, particularly Shenzhen Min Tai’an Insurance Surveyors & Loss Adjustors Co. Ltd. We believe that we can compete effectively with Min Tai’an Insurance Surveyors & Loss Adjustors and other major insurance claims adjusting firms because we offer our customers a diversified range of claims adjusting services covering property insurance, automobile insurance and marine and cargo insurance.
Intellectual Property
Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We have two registered trademarks in China, including our corporate logo. Our main website is located at www.cninsure.net.
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

2009 Amendments to the Insurance Law
The 2002 Insurance Law was significantly amended again in 2009 and the amended insurance law, which we refer to as the 2009 Insurance Law, will become effective on October 1, 2009. The major amendments to the 2009 Insurance Law include:
•	Strengthening protection of the insured’s interests. The 2009 Insurance Law added a variety of clauses such as incontestable clause, abstained and estoppels clause, common disaster clause and amending immunity clause, claims-settlement prescription clause, reasons for claims rejection and contract modification clause.
•	Strengthening supervision on the qualification of the shareholders of the insurance companies and setting forth specific qualification requirements for the major shareholders, directors, supervisors and senior managers of insurance companies.
•	Expanding the business scope of insurers and further relaxing restriction on the use of fund by insurers.
•	Strengthening supervision on solvency of insurers with stricter measures.
•	Tightening regulations governing the administration of insurance intermediary companies, especially those relating to behaviors of insurance agents.
According to the 2009 Insurance Law, the minimum registered capital required to establish an insurance agency or insurance brokerage as a limited liability company must comply with the PRC Company Law. The registered capital or the capital contribution of insurance agencies or insurance brokerages must be actually paid-up capital in cash. The 2009 Insurance Law also sets forth some specific qualification requirements for insurance agency and brokerage practitioners. The senior managers of insurance agencies or insurance brokerages must meet specific qualification requirements, and their appointments are subject to approval of the CIRC. Personnel of an insurance agency or insurance brokerage engaging in the sales of insurance products must meet the qualification requirements set by the CIRC and obtain a qualification certificate issued by the CIRC. Under the 2009 Insurance Law, the parties to an insurance transaction may engage insurance adjusting firms or other independent appraisal firms that are established in accordance with applicable laws, or persons who possess the requisite professional expertise, to conduct assessment and adjustment of the insured subject matters. Additionally, the 2009 Insurance Law specifies additional legal obligations for insurance agencies and brokerages
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
Regulation of Insurance Brokerages
The principal regulation governing insurance brokerages is the Provisions on the Administration of Insurance Brokerages promulgated by the CIRC on December 15, 2004 and effective on January 1, 2005. According to this regulation, the establishment of an insurance brokerage is subject to the approval of the CIRC. The term “insurance brokerage” refers to an entity engaging in the insurance brokering business that meets the qualification requirements specified by the CIRC and has obtained the license to operate an insurance brokering business with the approval of the CIRC. Insurance brokering business includes both direct insurance brokering, which refers to brokering activities on behalf of insurance applicants or the insured in their dealings with the insurance companies, and reinsurance brokering, which refers to brokering activities on behalf of insurance companies in their dealings with reinsurance companies. An insurance brokerage may take any of the following forms: (1) a partnership; (2) a limited liability company; or (3) a joint stock limited company. An insurance brokerage established as a partnership or limited liability company must have a registered capital or capital contribution of at least RMB5 million. Where it is established as a joint stock limited company, its registered capital must be at least RMB10 million.
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

On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange,” and on January 5, 2007, the SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options are subject to the Individual Foreign Exchange Rules. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.
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
Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. These reserve funds are not distributable as cash dividends.
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

See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China— The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in October 2007 under a PRC regulation adopted in August 2006. Based on advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. Any requirement to obtain prior CSRC approval and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.”
Regulations on Tax
PRC Enterprise Income Tax
The PRC enterprise income tax, or EIT, is calculated base on the taxable income determined under the PRC accounting standards and regulations as well as the enterprise income tax law. On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the Implementation Rules to the EIT Law, or the Implementation Rules, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform EIT rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain exceptions. Under the EIT Law, as further clarified by the Implementation Rules, the Transition Preferential Policy Circular and other related regulations, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them in the following manners: (i) in the case of preferential tax rates, for a five-year period starting from January 1, 2008, during which the tax rate will gradually increase to 25%; or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. However, if such an enterprise has not enjoyed the preferential treatments yet because of its failure to make a profit, its term for preferential treatment will be deemed to start from 2008. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC Enterprise Income Tax Law could increase the enterprise income tax rate applicable to some of our PRC subsidiaries and affiliated entities, which could have a material adverse effect on our result of operations.”
Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and management over the business, personnel, accounts and properties of an enterprise. Because substantially all of our operations and all of our senior management are located within China, we may be considered a PRC resident enterprise for EIT purposes, in which case: (i) we would be subject to the PRC EIT at the rate of 25% on our worldwide income; and (ii) dividends income received by us from our PRC subsidiaries, however, would be exempt from the PRC withholding tax since such income is exempted under the EIT Law for a PRC resident enterprise recipient. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China— Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”
PRC Business Tax
Taxpayers providing taxable services in China are required to pay a business tax at a normal tax rate of 5% of their revenues, unless otherwise provided.
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
C. Organizational Structure
PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance intermediary companies. Accordingly, we conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, two PRC affiliated entities, Guangdong Meidiya Investment Co., Ltd., or Meidiya Investment, and Sichuan Yihe Investment Co., Ltd., or Yihe Investment, and their shareholders, and the subsidiaries of the two PRC affiliated entities.
Prior to March 2009, three individual shareholders, Mr. Jianguo Cui, Mr. Zhenyu Wang and Mr. Qiuping Lai held 24.67%, 26.40% and 48.93%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment. Mr. Cui and Mr. Wang were designated by our shareholders Cathay Auto Services Limited and CDH Inservice Limited, respectively. Mr. Lai is our president and co-founder. In March 2009, Mr. Cui and Mr. Wang transferred all of their equity interests in Meidiya Investment and Yihe Investment to Mr. Peng Ge, our chief financial officer. After the completion of these transfers, Mr. Lai and Mr. Ge held 48.93% and 51.07%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment. Both individual shareholders are PRC citizens. After the completion of the transfers, we entered into a new set of contractual arrangements with Mr. Ge to replace the previous agreements entered into with Mr. Cui and Mr. Wang.
Meidiya Investment and Yihe Investment together hold equity interests, directly or indirectly, ranging from 28% to 100% in 43 insurance agencies, five insurance brokerages and three insurance claims adjusting companies. Most of the minority shareholders of the insurance intermediary companies majority-owned by Meidiya Investment and Yihe Investment are either founders of such company or entrepreneurial agents with whom we jointly set up such company. Most of those minority shareholders are in charge of the day-to-day operations of the companies in which they hold minority interests. The subsidiaries of Meidiya Investment and Yihe Investment hold the licenses and permits necessary to conduct our insurance intermediary business in China. We have no equity interests in Meidiya Investment, Yihe Investment or any of their subsidiaries and rely entirely on contractual arrangements to control and derive economic benefit from these companies.
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

The following diagram illustrates our corporate structure as of April 30, 2009:

CNinsure Inc.
(Cayman Islands)
100%
CISG Holdings Ltd
(BVI)
100%
CNinsure Holdings Ltd.
(BVI)
100%
Intense Rise Limited
(Hong Kong)
Outside China
Inside China
100%
100%
Fanhua Zhonglian Enterprise Image Planning (Shenzhen)
Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd.
Two Shareholders
100%
100%
Sichuan Yihe Investment Co., Ltd.
Guangdong Meidiya Investment Co., Ltd.
40%
60%
Shenzhen Fanhua Nanfeng Investment Holding Co., Ltd.
90%
Guangzhou Zhongqi Enterprise Management Consulting Co., Ltd. (2)
28% - 100% (1)
43 insurance agencies
5 insurance brokerages
3 insurance claims adjusting companies
3 intermediate holding companies
10%
90%
Beijing Ruisike Management Consulting Co., Ltd.
5%
95%
Beijing Fanlian Investment Co., Ltd.

Equity Interest

Contractual arrangements among Xinlian Management, Yihe Investment and Meidiya Investment, and the shareholders of Yihe Investment and Meidiya Investment.

(1)	Direct or indirect ownership attributable to Yihe Investment and Meidiya Investment.

(2)	The remaining equity interests are held by one of our executive officers on behalf of our company.

For a complete listing of our subsidiaries and consolidated affiliated entities as of April 30, 2009, see Exhibit 8.1 to this annual report. Following is a summary of the key terms of our contractual arrangements with Meidiya Investment, Yihe Investment, their shareholders and their subsidiaries.
Agreements that Provide Us Effective Control over Meidiya Investment, Yihe Investment and Their Subsidiaries
Loan Agreements. Each of the original shareholders of Meidiya Investment, being Messrs. Lai, Wang and Cui, entered into a loan agreement on December 20, 2005 with our subsidiary Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., or Xinlian Management, evidencing a zero interest loan granted to them. In connection with the transfer of their respective equity interests in Meidiya Investment to Mr. Ge, Mr. Cui and Mr. Wang each entered into a credit and liability transfer agreement with Mr. Ge on February 27, 2009 to transfer all of their rights and obligations under the loan agreements to Mr. Ge. After the execution of the credit and liability transfer agreements, the principal amounts of the loans to Mr. Lai and Mr. Ge were RMB3.0 million and RMB3.1 million, respectively, equal to their respective capital contributions to Meidiya Investment.
The term of the loan agreement is 10 years and may be extended upon written agreement of the parties, but it is not extended automatically. In the event that the loan is not renewed, then upon the expiration of its term and subject to then applicable PRC laws, the loan can be repaid only with the proceeds from the transfer of the shareholder’s equity interests in Meidiya Investment to Xinlian Management or another person designated by Xinlian Management. Xinlian Management may accelerate the loan repayment upon certain events, including if the shareholder quits or is dismissed or if Xinlian Management exercises its option to purchase the shareholder’s equity interests in Meidiya Investment pursuant to the exclusive equity purchase option agreement described below.
The loan agreement contains a number of covenants that restrict the actions the shareholder can take or cause Meidiya Investment to take, or that require the shareholder to take or cause Meidiya Investment to take specific actions. For example, these covenants provide that the shareholder will:
•	not transfer, pledge or otherwise dispose of or encumber his equity interests in Meidiya Investment without the prior written consent of Xinlian Management, except for equity pledge for the benefit of Xinlian Management.
•	not take any action without the prior written consent of Xinlian Management, if the action will have a material impact on the assets, business and liabilities of Meidiya Investment.
•	not vote for, or execute any resolutions to approve, the sale, transfer, mortgage, or disposal of, or the creation of any encumbrance on, any legal or beneficial interests in the equity of Meidiya Investment without the prior written consent of Xinlian Management, except to Xinlian Management or its designee.
•	not vote for, or execute any resolutions to approve, any merger or consolidation with any person, or any acquisition of or investment in any person by Meidiya Investment without the prior written consent of Xinlian Management.
•	vote to elect the directors candidates nominated by Xinlian Management.
•	cause Meidiya Investment not to supplement, amend or modify its articles of association in any manner, increase or decrease registered capital or change the capital structure in any way without the prior written consent of Xinlian Management.
•	cause Meidiya Investment not to execute any contract with a value exceeding RMB100,000 without the prior written consent of Xinlian Management, except in the ordinary course of business.
Each of the original shareholders of Yihe Investment, being Messrs. Lai, Wang and Cui, entered into a loan agreement on December 20, 2005 with Xinlian Management that is substantially similar to the loan agreements described above. In connection with the transfer of their respective equity interests in Yihe Investment to Mr. Ge, Mr. Cui and Mr. Wang each entered into a credit and liability transfer agreement with Mr. Ge on February 27, 2009 to transfer all of their rights and obligations under the loan agreements to Mr. Ge. After the execution of the credit and liability transfer agreements, the principal amounts of the loans to Mr. Lai and Mr. Ge were RMB9.8 million and RMB10.2 million, respectively, equal to their respective capital contributions to Yihe Investment.

Equity Pledge Agreements. Pursuant to separate equity pledge agreements entered into by Mr. Lai on December 20, 2005 and by Mr. Ge on March 31, 2009, respectively, with Xinlian Management and Meidiya Investment, each shareholder of Meidiya Investment agreed to pledge his equity interests in Meidiya Investment to Xinlian Management to secure his obligations under the loan agreement with Xinlian Management. The shareholder also agreed not to transfer or create any encumbrance adverse to Xinlian Management on his equity interests in Meidiya Investment. During the term of the equity pledge agreement, Xinlian Management is entitled to all the dividends declared on the pledged equity interests. The equity pledge agreement will expire when the shareholder fully performed his obligations under the loan agreement. The equity pledges were recorded on the shareholders register of Meidiya Investment, and we are in the process of registering the pledges with the relevant local administration of industry and commerce. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our PRC affiliated entities and their subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.”
Mr. Lai and Mr. Ge entered into separate equity pledge agreements on December 20, 2005 and March 31, 2009, respectively, with Xinlian Management and Yihe Investment to pledge their equity interests in Yihe Investment to Xinlian Management. These agreements are substantially similar to the equity pledge agreements described above.
Irrevocable Power of Attorney. Mr. Lai and Mr. Ge, the current shareholders of Meidiya Investment and Yihe Investment, executed irrevocable powers of attorney on December 20, 2005 and March 31, 2009, respectively, appointing a person designated by Xinlian Management as his attorney-in-fact to vote on his behalf on all matters requiring shareholder approval. If Xinlian Management designates the shareholder to attend a shareholder’s meeting of Meidiya Investment or Yihe Investment, the shareholder agrees to vote his shares as instructed by Xinlian Management. The term of the power of attorney is ten years.
Agreements that Provide Us the Option to Purchase the Equity Interests in Meidiya Investment and Yihe Investment
Exclusive Purchase Option Agreements. Pursuant to the exclusive purchase option agreements entered into by Mr. Lai on December 20, 2005 and by Mr. Ge on March 31, 2009, respectively, with Xinlian Management and Meidiya Investment, each shareholder irrevocably granted Xinlian Management an exclusive option to purchase part or all of his equity interests in Meidiya Investment, when and to the extent permitted by applicable PRC law. The purchase price to be paid by Xinlian Management will be equal to the amount of the shareholder’s actual capital contribution to Meidiya Investment, unless applicable PRC law requires otherwise. The actual capital contributions to Meidiya Investment by Mr. Lai and Mr. Ge were RMB2.9 million and RMB3.1 million, respectively. If applicable PRC law requires appraisals of the equity interests or has other restrictions on the transfer price, the purchase price will be the minimum price permitted under applicable PRC law. Under current applicable PRC law, if a foreign-invested enterprise, such as Xinlian Management, intends to acquire the equity interests in a domestic enterprise, such as Meidiya Investment or Yihe Investment, the transfer price must be determined based on appraisal conducted by a qualified domestic asset appraisal institution using internationally recognized appraisal methodology, and it is prohibited to transfer any equities at a price clearly lower than the result of the appraisal.
Mr. Lai and Mr. Ge entered into separate exclusive purchase option agreements on December 20, 2005 and March 31, 2009, respectively, with Xinlian Management and Yihe Investment to irrevocably grant Xinlian Management an exclusive option to purchase part or all of his equity interests in Yihe Investment, when and to the extent permitted by applicable PRC law. These agreements are substantially similar to the exclusive purchase option agreements described above, except that the actual capital contributions to Yihe Investment by Mr. Lai and Mr. Ge under these agreements were RMB9.8 million and RMB10.2 million, respectively.

Agreements that Transfer Economic Benefits to Us
Technology Consulting and Service Agreements. Pursuant to the technology consulting and service agreements entered into on various dates between our PRC subsidiary Xinlian Management and most of the insurance intermediary subsidiaries of Meidiya Investment and Yihe Investment, Xinlian Management agree to provide consulting and other services relating to IT platform use and maintenance and internal control compliance. In exchange, the insurance intermediary companies that are parties to these agreements each agree to pay a quarterly fee calculated primarily based on a percentage of the revenue generated by such company. The parties to each agreement also commit to negotiating adjustments to the fee level every three months by mutual agreement. Each of these agreements has an initial term of one year from the signing date, which will be automatically renewed for one-year terms unless Xinlian Management decides not renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Xinlian Management, and by Xinlian Management upon 30 days notice.
Trademark Licensing Agreements. Pursuant to the trademark licensing agreements entered into on various dates between our subsidiary Beijing Ruisike Management Consulting Co., Ltd., or Ruisike Consulting, and some of the insurance intermediary subsidiaries of Meidiya Investment and Yihe Investment, Ruisike Consulting agreed to grant a nonexclusive right to use the trademark owned by it to the insurance intermediary companies, in exchange for a fixed annual fee of RMB10,000 under each agreement. Each of these agreements has an initial term of ten years from the signing date, which will be automatically renewed for one-year terms unless Ruisike Consulting decides not to renew the agreement. Each agreement may be terminated by a party if there has been a material breach by the other party and the breach is not cured within 30 days after the breaching party receives a written notice from the non-breaching party. In addition, Ruisike Consulting may terminate each agreement at any time during the term of the agreement upon 30-day notice. We subsequently decided to stop charging a fee for the use of our trademarks by our affiliated insurance intermediary companies under these trademark licensing agreements beginning from January 2008.
Consulting and Service Agreement. Pursuant to the consulting and service agreements entered into on various dates between our subsidiary Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd., or Zhonglian Enterprise, and most of the insurance intermediary subsidiaries of Meidiya Investment and Yihe Investment, Zhonglian Enterprise agreed to grant the right to use the “Fanhua” brand and provide financial and tax consulting services and training services to each of the insurance intermediaries, in exchange for fees payable quarterly calculated as a percentage of revenues of each insurance intermediary. The fees may be adjusted upon agreement every quarter based on market condition and business condition of each insurance intermediary company. Each of these agreements has an initial term of one year from the signing date and will be automatically renewed for one-year terms unless Zhonglian Enterprise decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Zhonglian Enterprise, and by Zhonglian Enterprise upon 30 days notice.
In 2008, our affiliated insurance intermediary companies paid a total of RMB218.0 million under the technology consulting and service agreements and consulting and service agreements to our subsidiaries, representing approximately 40.6% of the net revenues of these affiliated entities. Because of our contractual arrangements with the shareholders of Meidiya Investment and Yihe Investment and their subsidiaries, we are the primary beneficiary of Meidiya Investment and Yihe Investment and have consolidated them into our consolidated financial statements. Revenues generated by the subsidiaries of Meidiya Investment and Yihe Investment accounted for 84.0% of our total net revenues in 2008. The remainder of our total net revenues in 2008 came from one of our subsidiaries, which runs our operating platform, maintains our customer database and provides information about potential customers to insurance companies. The insurance companies paid fees to this subsidiary if the potential customers introduced by this subsidiary actually purchased insurance. In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:
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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC insurance intermediary businesses do not comply with PRC government restrictions on foreign investment in the insurance intermediary industry, we could be subject to severe penalties including being prohibited from continuing operation. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with \applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” However, to date we have not encountered any interference or encumbrance from the PRC government on account of operating our business through these agreements.
D. Property, Plant and Equipment
Our headquarters are located in Guangzhou, China, where we lease approximately 2,681 square meters of office space. Our subsidiaries and consolidated affiliated entities lease approximately 31,000 square meters of office space. In 2008, our total rental expenses were 12.9 million (US$1.9 million).
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
A. Operating Results
Factors Affecting Our Results of Operations
Our financial condition and results of operations are primarily affected by the following factors:
•	the overall premium growth of the Chinese insurance industry;
•	the extent to which insurance companies in the PRC outsource the distribution of their products and claims adjusting functions;
•	premium rate levels and commission and fee rates;
•	the size and productivity of our sale force;
•	acquisitions;
•	commission rates for individual sales agents;
•	product and service mix;
•	share-based compensation expenses; and
•	seasonality.

The Overall Premium Growth of the Chinese Insurance Industry
The Chinese insurance industry has grown substantially in recent years. Between 2001 and 2008, total insurance premiums increased from RMB212 billion to RMB978 billion, representing a compound annual growth rate of 24.5%, according to data published by China Insurance Regulatory Commission, or the CIRC. We believe that certain macroeconomic and demographic factors, such as per capita GDP growth and aging of the population, have contributed to and will continue to drive the growth of the Chinese insurance industry.
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
The Extent to Which Insurance Companies in the PRC Outsource the Distribution of Their Products and the Claims Adjusting Functions
Historically, insurance companies in the PRC have relied primarily on their exclusive individual sales agents and direct sales force to sell their products. Only in recent years, as a result of increased competition, have some insurance companies gradually expanded their distribution channels to include insurance intermediaries such as commercial banks, postal offices, insurance agencies and insurance brokerages. In addition, because of a lack of established distribution network of their own, some newly established insurance companies have chosen to rely primarily on insurance intermediaries to distribute their products while they focus on other aspects of their business.
As insurance companies in the PRC become more accustomed to outsourcing the distribution of their products to insurance intermediaries, they may allow insurance intermediaries to distribute a wider variety of insurance products and may provide more monetary incentives to more productive and effective insurance intermediaries. These and other similar measures designed to boost sales through insurance intermediaries can have a positive impact on our financial condition and results of operations. Similarly, as competition intensifies and the insurance market becomes more mature in China, we expect that more insurance companies will choose to outsource claims adjusting functions to professional service providers such as our affiliated claims adjusting firms while they focus on the core aspects of their business, including product development, asset and risk management.
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

The Size and Productivity of Our Sale Force
As a distributor of insurance products, we generate revenue primarily through our sales force, which consists of individual sales agents in our distribution and service network and a relatively small number of in-house sales representatives. The size of our sales force and its productivity, as measured by the average number of insurance products sold per person, the average premium per product sold and the average premiums generated per person during any specified period, directly affect our revenue and results of operations. In recent years, some entrepreneurial management staff or senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We refer to these independent agents as “entrepreneurial agents.” An entrepreneurial agent is usually able to assemble and lead a team of sales agents. We have been actively recruiting and will continue to recruit entrepreneurial agents to join our distribution and service network as our sales agents. Entrepreneurial agents have been instrumental to the development of our life insurance business.
Acquisitions
The professional insurance intermediary sector in China is still at an early development stage and highly fragmented. We believe this offers substantial opportunities for consolidation. We intend to grow our distribution and service network in part through selective acquisitions of high-quality independent insurance intermediary companies. In 2008, we, through our consolidated affiliated entities in the PRC, acquired controlling interests in nine insurance agencies, one insurance brokerage and three insurance claims adjusting companies. We expect acquisitions to have a positive impact on our results of operations in the long run. However, acquisitions also involve significant risks and uncertainties. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Our Industry—If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.” In addition, any write-down of goodwill due to impairment and the amortization of intangible assets acquired could have a negative impact on our results of operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Our Industry—If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.”
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
Product and Service Mix
We began distributing automobile insurance products in 1999 and expanded our product offerings to other property and casualty insurance products in 2002 and then to individual life insurance products in 2006. We further broadened our service offering to cover insurance claims adjusting services in 2008. The property and casualty insurance policies we distribute are typically for one-year terms, with a single premium payable at the beginning of the term. Accordingly, we receive a single commission or fee for each property and casualty policy our customers purchase. In order for us to have recurring commission and fee revenue from property and casualty insurance products, our customers have to renew their policies or purchase new policies through us every year. Most individual life insurance policies we sell require periodic payment of premiums, typically annually, during a pre-determined payment period, generally ranging from five to 25 years. For such policies we sell, insurance companies will pay us a first-year commission and fee based on a percentage of the first year’s gross premiums, and subsequent commissions and fees based on smaller percentages of the renewal premiums paid by the insured throughout the payment period of the policy. Therefore, once we sell a life insurance policy with a periodic payment schedule, it can bring us a steady flow of commission and fee revenue throughout the payment period as long as the insured meets his or her premium payment commitment.

Because insurance companies pay us first-year commission and fee for most life insurance products at rates higher than those for property and casualty insurance products, we expect positive impact on our revenue if our distribution of life insurance products increases in the future. However, we will also incur a corresponding increase in operating costs because we pay our sales agents a higher commission and fee for distributing life insurance products. Accordingly, the operating margin attributable to life insurance products may not be as high as that for property and casualty insurance products, and may initially have a negative impact on our overall operating margin. We expect that the operating margin for life insurance products will improve because we only need to pay commissions to our sales agents for the first five years of a policy, but continue to earn renewal fees from the insurance company for the entire payment period of the policy, which could be up to 25 years.
The fees we receive for our claims adjusting services are calculated based on the types of insurance involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For automobile insurance, our fees are generally fixed and the amounts collected are based on the types of services provided. We pay our in-house claims adjustors a base salary plus a commission calculated based on a small percentage of the service fees we receive from insurance companies or the insured. The insurance claims adjusting business has become and likely will continue to be an important source of our net revenues. However, because the gross margin and operating margin attributable to the claims adjusting business are generally lower than those for property and casualty insurance products but higher than those for new life insurance policies, we expect that the increase in revenues from our insurance claims adjusting business as a percentage of our total net revenues may have a negative impact on our gross margin and operating margin.
Share-based Compensation Expenses
Our historical results of operations have been materially affected by the share-based compensation expenses incurred. In 2006, 2007 and 2008, we incurred share-based compensation expenses of RMB24.1 million, RMB5.0 million and RMB45.7 million (US$6.7 million), respectively. See “—Key Performance Indicators—Operating Costs and Expenses—Share-based Compensation Expenses” for a more detailed discussion of our historical share-based compensation expenses. In order to attract and retain the best personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business, we adopted a share incentive plan in October 2007. Under our 2007 share incentive plan, as amended and restated in December 2008, we may issue an aggregate number of our ordinary shares, equal to 15% of our total number of shares outstanding immediately after the closing of our initial public offering, to cover awards granted under the plan. See “Item 6. Directors, Senior Management and Employees—Share Incentives—2007 Share Incentive Plan.” We expect that share-based compensation expenses will continue to be a significant component of our operating expenses.
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
Key Performance Indicators
Net Revenues
Our revenues are net of PRC business tax. In 2006, 2007 and 2008, we generated net revenues of RMB 246.5million, RMB448.1 million and RMB844.0 million (US$123.7 million), respectively. We derive net revenues from the following sources:
•	commissions and fees paid by insurance companies, which accounted for 99.6%, 99.7% and 99.9% of our net revenues for 2006, 2007 and 2008, respectively; and
•	other service fees, which refers to fees paid by insurance companies for certain settlement-related services provided by us to the insured on behalf of the insurance companies and accounted for 0.4%, 0.3% and 0.1% of our net revenues for 2006, 2007 and 2008, respectively.

Commissions and Fees
In 2006, 2007 and 2008, we generated commissions and fees of RMB245.7 million, RMB446.9 million and RMB843.1 million (US$123.6 million), respectively. We derive commissions and fees from distributing property and casualty insurance and life insurance products and providing claims adjusting services.
The following table sets forth our commissions and fees earned from the distributions of property and casualty insurance and life insurance products and provision of claims adjusting services, both in absolute amount and as a percentage of total commissions and fees, for the periods indicated:

	Year Ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)

Property and casualty insurance products	225,027	91.6	400,954	89.7	633,530	92,859	75.1
Life insurance products	20,625	8.4	45,975	10.3	120,565	17,671	14.3

Claims adjusting services	—	—	—	—	89,012	13,047	10.6

Total commissions and fees earned	245,562	100.0	446,929	100.0	843,107	123,577	100.0

Commissions and fees earned from property and casualty insurance products, in particular automobile insurance products, have been our primary source of revenue since our inception. While commissions and fees from property and casualty insurance products increased significantly in absolute terms from 2006 to 2008, their share as a percentage of our total commissions and fees earned decreased gradually from 91.6% in 2006 to 75.1% in 2008, primarily reflecting the significant growth of our life insurance and claims adjusting businesses during the corresponding period. As the per capita automobile ownership in China is still low, automobile sales in China still have significant growth potential. Therefore, we expect that automobile insurance products will continue to be a significant contributor to our total net revenues in the next several years.
We began distributing individual life insurance products in 2006. Commissions and fees from life insurance products increased significantly from 2006 to 2008, both in absolute amounts and as a percentage of our total commissions and fees earned. We have devoted significant efforts on the distribution of life insurance products and expect commissions and fees from life insurance products to constitute an increasingly significant portion of our total net revenues in the next several years.
We began providing claims adjusting services in 2008, through three newly acquired claims adjusting firms. Commissions and fees from claims adjusting services constituted 10.6% of our total commission and fee revenues in 2008. As we continue to grow our claims adjusting business, we expect that commissions and fees from claims adjusting services will increase as a percentage of our total net revenues in the next few years.
The commissions and fees we receive from the distribution of insurance products are based on a percentage of the premiums paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the insurance products are sold. We typically receive payment of the commissions and fees from insurance companies for insurance products on a monthly basis. Some of the fees are paid to us annually or semi-annually in the form of performance bonuses after we have achieved specified premium volume or policy renewal goals as agreed upon between the insurance companies and us.
We are compensated primarily by insurance companies for our claims adjusting services. The fees we receive for our claims adjusting services depend on the types of insurance involved. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For services provided in connection with other property and casualty insurance, our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. We typically receive payment for these fees on a semi-annual basis. For claims adjusting services related to automobile insurance, our fees are generally fixed on a per claim basis. These fees are typically paid to us on a quarterly basis.

Other Service Fees
In connection with the distribution of automobile insurance products, we provide some insurance-related services, such as damage assessment and claim settlement services, to the insured on behalf of insurance companies. In 2006, 2007 and 2008, we generated other service fees of RMB0.9million, RMB1.2 million and RMB0.9 million (US$0.1), respectively, for providing these services. We don’t expect other service fees to constitute a significant portion of our total net revenues in the future.
Operating Costs and Expenses
Our operating costs and expenses consist of commissions and fees incurred in connection with the distribution of insurance products and provision of claims adjusting services, selling expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of our net revenues, for the periods indicated.

	Year Ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Net revenues	246,549	100.0	448,145	100.0	843,962	123,702	100.0

Operating costs and expenses:
Commissions and fees	(133,076)	(54.0)	(232,550)	(51.9)	(436,803)	(64,024)	(51.8)
Selling expenses	(11,288)	(4.6)	(9,514)	(2.1)	(17,328)	(2,540)	(2.1)
General and administrative expenses	(52,119)	(21.1)	(68,177)	(15.2)	(180,031)	(26,388)	(21.3)

Total operating costs and expenses	(196,483)	(79.7)	(310,241)	(69.2)	(634,162)	(92,952)	(75.2)

Commissions and Fees
We incur commissions and fees in connection with the distributions of insurance products and provisions of claims adjusting services. The commissions and fees that we incurred increased in absolute amounts each year from 2006 to 2008 primarily as a result of increase in net revenues and increase in the size of our sales force and claims adjustors. We rely mainly on individual sales agents and, to a much lesser degree, on a small number of in-house sales representatives for the distributions of insurance products. For claims adjusting services, we rely entirely on our in-house claims adjustors. Commissions and fees incurred as a percentage of net revenues decreased slightly from 2006 to 2008, primarily because the rates of the commissions and fees we received from insurers increased faster than the rates of the commissions and fees we paid to our sales agents. We anticipate that our commissions and fees will continue to increase as we add more sales agents and claims adjustors to our work force and further grow our business.
Selling Expenses
Our selling expenses primarily consist of:
•	employment benefits for our in-house sales staff and claims adjustors;
•	office rental, telecommunications expenses and office supply expenses incurred in connection with sales activities; and
•	advertising expenses.

We expect that our selling expenses will continue to increase as we expand our distribution and service network in both existing markets and new geographic regions. As we grow in size, we also intend to spend more on marketing and advertising to enhance our brand recognition.
General and Administrative Expenses
Our general and administrative expenses principally comprise:
•	salaries and benefits for our administrative staff;
•	share-based compensation expenses for managerial and administrative staff;
•	professional fees paid for certain PRC tax planning, market research, legal and auditing services;
•	compliance-related expenses, including expenses for professional services;
•	depreciations and amortizations;
•	office rental expenses;
•	travel expenses;
•	entertainment expenses;
•	office supply expenses for our administrative staff; and
•	foreign exchange loss.
We expect that our general and administrative expenses will increase as we hire additional administrative personnel and incur additional costs in connection with the expansion of our business, our efforts to improve our operating platform and our status as a publicly traded company, including costs to enhance our internal controls.
Share-based Compensation Expenses. Share-based compensation expenses were one of the largest components of our general and administrative expenses in 2006 and 2008, but constituted a smaller portion of our general and administrative expenses in 2007. In 2006, 2007 and 2008, we incurred share-based compensation only with respect to certain managerial and administrative staff and accordingly, allocated all share-based compensation expenses to general and administrative expenses. The following table sets forth our share-based compensation expenses, both in absolute amount and as a percentage of our general and administrative expenses, for the periods indicated.

	For the Year Ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
General and administrative expenses	52,119	100.0	68,177	100.0	180,031	26,388	100.0
Share-based compensation expenses	24,142	46.3	5,037	7.4	45,659	6,692	25.4
Our share-based compensation expenses in 2008 were primarily attributable to options granted in October 2007, February 2007 and November 2008, including a one-time recognition in the fourth quarter of 2008 of the remaining un-amortized expenses totaling RMB29.6 million (US$4.3 million) in connection with the cancellation of some options granted in October 2007.
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

Our share-based compensation expenses of RMB24.1 million in 2006 consist of three elements. The first element is RMB3.6 million incurred in connection with our grant of options to purchase 3,421 ordinary shares of CISG Holdings Ltd. to certain management staff under our 2006 share option plan. Pursuant to the subscription agreement, dated December 22, 2005, in connection with our private placement of 17,160 ordinary shares of CISG Holdings to CDH Inservice Limited, Mr. Qiuping Lai, our president, granted to the shareholders of CISG Holdings call options to purchase his entire shareholdings in Kingsford Resources Limited, a British Virgin Islands company that was then a direct shareholder of CISG Holdings, if CISG Holdings fails to achieve specified financial targets in 2005 and 2006. Because CISG Holdings has achieved those financial targets, Mr. Lai was entitled to retain his shareholdings in Kingsford Resources Limited and, as a result, we recognized share-based compensation expenses of RMB18.8 million in 2006. Finally, in connection with our waiver of certain performance goals for Sichuan Fanhua Xintai Insurance Agency Co., Ltd., an insurance agency we acquired in March 2006, we recorded share-based compensation expenses of RMB1.7 million.
For more information about our share-based compensation expenses, please see Note 19 to our audited consolidated financial statements included in this annual report.
Taxation
We and each of our subsidiaries and consolidated affiliated entities file separate income tax returns.
The Cayman Islands, the British Virgin Islands and Hong Kong
Under the current laws of the Cayman Islands and the British Virgin Islands, we and our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in those jurisdictions. Our subsidiary incorporated in Hong Kong is subject to a profits tax rate of 17.5% of its assessable profits for the 2007/2008 fiscal year and 16.5% for the 2008/2009 fiscal year. Payment of dividends is not subject to withholding tax in Hong Kong.
PRC
Pursuant to the PRC enterprise income tax laws in effect before January 1, 2008, most of our subsidiaries and consolidated affiliated entities in China were subject to the standard enterprise income tax rate, which was 33%. Our subsidiaries and consolidated affiliated entities located in Shenzhen, a special economic zone, were subject to an enterprise income tax rate of 15%. The enterprise income tax was calculated based on taxable income under PRC accounting principles. For some entities, the enterprise income tax is calculated based on the actual revenue at a deemed tax rate according to the local practices of the respective local tax bureaus in charge. In addition, our subsidiaries and consolidated affiliated entities in China are subject to a 5% business tax on gross revenues generated from providing services and two additional fees, the city construction fee and the education fee, which are generally calculated at 7% and 3%, respectively, on business tax.
Pursuant to the Notice Regarding Certain Taxation Policy Issues Relating to the Reemployment of the Laid-off and Unemployed Persons, jointed issued by the PRC Ministry of Finance and the State Administration of Taxation and effective from January 1, 2003, a newly established enterprise in the service industry (with limited exceptions) was entitled to an exemption from enterprise income tax for three years if at least 30% of its work force is composed of previously “laid-off or unemployed persons” and the enterprise has entered into employment agreements with these individuals with a term of more than three years. “Laid-off or unemployed persons” was defined in the notice to include primarily laid-off or unemployed persons who are former employees of state-owned enterprises. Existing enterprises in the service industry (with limited exceptions) were entitled to a 30% reduction of enterprise income tax if they meet similar hiring requirements. Some of our subsidiaries and consolidated affiliated entities in the PRC were entitled to an exemption from enterprise income tax for a period ranging from two to three years. The following table sets forth the entities that were entitled to the tax exemption under this notice for the periods specified.

Entities Name	Tax Holiday Period
Beijing Fanhua Insurance Agency Co., Ltd.	January 1, 2005 — December 31, 2007
Beijing Fanhua Fumin Insurance Agency Co., Ltd.	January 11, 2005 — December 31, 2007
Guangzhou Fanhua Insurance Agency Co., Ltd. (formerly known as Guangzhou Xiangxing Insurance Agency Co., Ltd.)	January 1, 2005 — December 31, 2006
Guangzhou Zhongqi Enterprise Management Consulting Co., Ltd.	March 14, 2005 — December 31, 2007
Beijing Ruisike Management Consulting Co., Ltd.	March 28, 2005 — December 31, 2007
Guangzhou Yian Insurance Agency Co., Ltd.	January 1, 2005 — December 31, 2007
On March 16, 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Counsel issued the Implementation Rules of the Enterprise Income Tax Law, or the Implementation Rules, which became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, or the Transition Preferential Policy Circular, which also became effective on January 1, 2008. According to the EIT Law, as further clarified by the Implementation Rules, the Transition Preferential Policy Circular and other related regulations, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. The EIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax treatments according to then effective tax laws and regulations will continue to enjoy such preferential tax treatments in the following manners: (1) in the case of preferential tax rates, for a five-year transition period starting from January 1, 2008, during which the EIT rate of such enterprises will gradually increase to the uniform 25% EIT rate by January 1, 2012; or (2) in the case of preferential tax exemption or reduction with a specified term, until the expiration of such term. However, if such an enterprise has not enjoyed the preferential treatments yet because of its failure to make a profit, its term for preferential treatment will be deemed to start from 2008.
As a result of the implementation of the EIT Law, certain preferential tax treatments enjoyed by some of our consolidated affiliated entities expired on January 1, 2008. Our effective tax rate increased significantly in 2008 compared to previous years, primarily due to these expirations. According to the EIT Law and related regulations, the preferential tax rates enjoyed by some of our PRC subsidiaries and consolidated affiliated entities incorporated in Shenzhen, a special economic zone, will gradually increase to the uniform 25% EIT rate during the five year transition period. An increase in the EIT rates for those entities pursuant to the EIT Law could result in an increase in our effective tax rate, which could materially and adversely affect our results of operations.
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

Brokerage and agency services are considered to be rendered and completed, and revenue is recognized, at the time the insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. We believe that we have met all the four criteria of revenue recognition when the premiums are collected by us or the respective insurance companies and not before, because collectibility is not ensured until receipt of the premium. Accordingly, we do not accrue any commissions and fees prior to the receipt of the related premiums. No allowance for cancellation has been recognized as we estimate that, based on our past experience, policy cancellations rarely occur. Any subsequent commission and fee adjustments in connection with policy cancellations, which have been de minimis to date, are recognized upon notification from the insurance companies. Actual commission and fee adjustments in connection with the cancellation of policies were approximately 0.1%, 0.1% and 0.1% of the total commission and fee revenues for the years ended December 31, 2006, 2007 and 2008. Other service fees include revenue from the provision of certain settlement-related services on behalf of the insurance companies. We recognize this type of revenue when the services are rendered.
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
Claims adjusting services are considered to be rendered and completed, and revenue is recognized at the time an insurance company confirms the receipt of the adjusting report issued by us. We believe that we have met all the four criteria for revenue recognition when the services are provided and our adjusting report is accepted by the insurance company. We do not accrue any service fee before receiving an insurance company’s acknowledgement that it has received our adjusting report.
Share-based Compensation
We early adopted SFAS 123(R), which became effective on January 1, 2006. We treat all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, the same as any other form of compensation and recognize the related cost in the statement of operations. Compensation cost related to employee stock option or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. We use the Black-Scholes option-pricing model to determine the fair value of stock options.
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
We have not recognized any impairment charge on goodwill and intangibles for the three-year period ended December 31, 2008. We are currently not aware of any impairment charge of the goodwill and intangibles.
Income Taxes
We recognize deferred tax assets and liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry-forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We record a valuation allowance to reduce our deferred income tax assets to an amount that we believe will more likely than not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need and amount for the valuation allowance. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of our net recorded amount, an adjustment to our deferred income tax assets would increase income in the period such determination was made. Alternatively, should we determine that we would not be able to realize all or part of our net deferred income tax assets in the future, an adjustment to our deferred income tax assets would decrease income in the period such determination was made. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.
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
We adopted the provisions of FIN 48 on January 1, 2007. The total amount of unrecognized tax benefits as of the date of adoption was RMB305,000. As a result of the implementation of FIN 48, we recognized a RMB305,000 increase in the liability for unrecognized tax benefits which was accounted for as an increase to the January 1, 2007 balance of accumulated deficit. As of December 31, 2008, we recognized liabilities for unrecognized tax benefits totaling RMB1.9 million (US$0.3 million).
Recent Accounting Pronouncements
In December 2007, the FASB issued SFAS 141R, “Business Combination” (“SFAS 141R”), to improve reporting creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. We are currently evaluating the impact of adopting SFAS 141R on our consolidated financial position, cash flows and results of operations.

In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report none-controlling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transaction. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating the impact of adopting SFAS 160 on our consolidated financial position, cash flows and results of operations.
In April 2008, the FASB issued FASB Staff Position (“FSP”) SFAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS Statement No. 142, “Goodwill and Other Intangible Assets”. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in FSP SFAS 142-3 shall be applied prospectively to intangible assets acquired after the effective date. We are currently evaluating the impact of adopting SFAS 142-3 on our consolidated financial position, cash flows and results of operations.
At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. EITF 08-6 is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. We do not believe that the adoption of EITF 08-6 will have a significant effect on our consolidated financial position or results of operations.
In November 2008, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting which should be amortized to expense over the period the asset diminished in value. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141R and SFAS 157. EITF 08-7 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We do not believe that the adoption of EITF 08-7 would have a significant effect on our consolidated financial position or results of operations.

Results of Operations

	For the Year Ended December 31,
		2006 to
		2007			2007 to 2008
		Percentage			Percentage
	2006	Change		2007	Change		2008
	RMB	%		RMB	%		RMB	US$
	(in thousands except percentages)
Consolidated Statement of Operations Data
Net revenues:
Commissions and fees	245,652	81.9		446,929	88.6		843,107	123,577
Other service fees	897	35.6		1,216	(29.7)		855	125

Total net revenues	246,549	81.8		448,145	88.3		843,962	123,702

Operating costs and expenses:
Commissions and fees	(133,076)	74.7		(232,550)	87.8		(436,803)	(64,024)
Selling expenses	(11,288)	(15.7)		(9,514)	82.1		(17,328)	(2,540)
General and administrative expenses	(52,119)	30.8		(68,177)	164.1		(180,031)	(26,388)

Total operating costs and expenses	(196,483)	57.9		(310,241)	104.4		(634,162)	(92,952)

Income (loss) from operations	50,066	175.4		137,904	52.1		209,800	30,750
Other income (expense), net:
Gain on disposal of a subsidiary	—		*	—		*	525	77
Interest income	5,364	202.7		16,235	195.5		47,967	7,031
Interest expense	(34)	(26.5)		(25)	280.0		(95)	(14)
Others, net	5		*	(2)	1,300.0		(28)	(4)

Net income (loss) before income taxes	55,401	178.2		154,112	67.5		258,169	37,840
Net income tax benefit (expense)	573		*	(3,178)	1,864.7		(62,438)	(9,152)

Net income (loss) before minority interest	55,974	169.7		150,934	29.7		195,731	28,688
Share of income of an affiliated company	—		*	—		*	135	20
Minority interest	1,421	(70.6)		2,424	270.3		(4,129)	(605)

Net income (loss)	57,395	167.2		153,358	25.0		191,737	28,103

*	Not meaningful for analysis because the percentage change is mathematically undeterminable or involves a change from income or benefit to loss or expense, or vice versa.
Year ended December 31, 2008 Compared to Year Ended December 31, 2007
Net Revenues. Our total net revenues increased by 88.3% from RMB448.1 million in 2007 to RMB844.0 million (US$123.7 million) in 2008 primarily as result of:
•	a 58.0% increase in commissions and fees derived from the distributions of property and casualty insurance products, from RMB401.0 million in 2007 to RMB633.5 million (US$92.9 million) in 2008;
•	a 162.2% increase in commissions and fees derived from the distributions of life insurance products, from RMB46.0 million in 2007 to RMB120.6 million (US$17.7 million) in 2008; and
•	RMB89.0 million (US$13.0 million) service fees derived from the provision of claims adjusting services which we started providing in 2008.

Of the increase in commissions and fees, approximately 34.4% was attributable to the establishment of 12 new affiliated insurance intermediary companies and the acquisitions of controlling interests in 13 affiliated insurance intermediary companies in 2008, and the remaining increase was attributable to a significant increase in the number of sales agents in our distribution and service network, slightly higher commission and fee rates, and higher productivity of sales agents. The total number of sales agents in our distribution and service network increased from approximately 13,830 as of December 31, 2007 to approximately 28,880 as of December 31, 2008. The percentage increase of our commissions and fees from distribution of life insurance products was much larger than that from property and casualty insurance products primarily because our life insurance business was growing from a relatively small base compared with our property and casualty insurance business. We only began providing claims adjusting services in 2008, through three newly acquired claims adjusting firms.
Our other service fees were RMB0.9 million (US$0.1 million) and accounted for 0.1% of our total net revenues in 2008.
Operating Costs and Expenses
Commissions and Fees. Commissions and fees we incurred increased by 87.8% from RMB232.6 million in 2007 to RMB 436.8 million (US$ 64.0 million) in 2008 primarily due to the increase in our sales volume.
Selling Expenses. Our selling expenses increased by 82.1% from RMB9.5 million in 2007 to RMB17.3 million (US$ 2.5 million) in 2008 primarily due to the sales growth and the increase in expenses incurred by newly acquired and established entities.
General and Administrative Expenses. Our general and administrative expenses increased by 164.1% from RMB68.2 million in 2007 to RMB180.0 million (US$ 26.4 million) in 2008 primarily due to increases in the following expenses: (1) share-based compensation expenses primarily attributable to options granted in October 2007 and November 2008, including a one-time recognition of RMB29.6 million (US$4.3 million) in the fourth quarter of 2008 in connection with the cancellation of some options granted in October 2007, (2) salary expenses for administrative staff as a result of increased headcount, (3) expenses for ongoing professional services, and (4) Sarbanes-Oxley Act compliance-related expenses.
Income from Operations. As a result of the foregoing factors, our income from operations increased by 52.1% from RMB137.9 million in 2007 to RMB209.8 million (US$30.8 million) in 2008.
Other Income, Net. Our other income, net increased by 198.4% from RMB16.2 million in 2007 to RMB48.4 million (US$7.1 million) in 2008, primarily due to a 195.5% increase in interest income from RMB16.2 million in 2007 to RMB48.0 million (US$7.0 million) in 2008. The increase in interest income was mainly attributable to an increase in cash following our initial public offering in October 2007.
Net Income before Income Taxes. As a result of the foregoing factors, our net income before income taxes increased by 67.5% from RMB154.1 million in 2007 to RMB 258.2 million (US$37.8 million) in 2008.
Income Tax Benefit (Expense). Our income tax expense in 2008 primarily consists of current tax expense of RMB65.9 million (US$9.7 million) offset by deferred tax income of RMB3.5 million (US$0.5 million). The substantial increase in our income tax expense in 2008 was primarily due to the expiration of income tax exemptions for some PRC subsidiaries and significant growth in revenues.
Minority Interest. Minority interest of RMB4.1 million (US$0.6 million) in 2008 was primarily due to profit earned by three newly acquired claims adjusting firms in which we hold majority interests, offset by losses incurred by some other insurances agencies in which we hold majority interests.
Net Income (Loss). As a result of the foregoing, our net income increased by 25.0% from RMB153.4 million in 2007 to RMB191.7 million (US$28.1 million) in 2008

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Net Revenues. Our total net revenues increased by 81.8% from RMB246.5 million in 2006 to RMB448.1 million in 2007 primarily as result of:
•	a 78.2% increase in commissions and fees derived from the distributions of property and casualty insurance products, from RMB225.0 million in 2006 to RMB401.0 million in 2007; and
•	a 122.9% increase in commissions and fees derived from the distributions of life insurance products, from RMB20.6 million in 2006 to RMB46.0 million in 2007.
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
Our other service fees were RMB1.2 million and accounted for 0.3% of our total net revenues in 2007.
Operating Costs and Expenses
Commissions and Fees. Commissions and fees we incurred increased 74.7% from RMB133.1 million in 2006 to RMB232.6 million in 2007 primarily due to the increase in our sales volume. The percentage increase of our commissions and fees incurred is smaller than that of our commission and fee revenue primarily because, as our market share increased, we received higher commission rates from insurers, while the commission rates we pay to our sale agents remained relatively stable.
Selling Expenses. Our selling expenses decreased by 15.7% from RMB11.3 million in 2006 to RMB9.5 million in 2007 primarily due to decreases in advertising expenses as a result of our continued transition to a sales model that relies on sales agents.
General and Administrative Expenses. Our general and administrative expenses increased by 30.8% from RMB52.1 million in 2006 to RMB68.2 million in 2007 primarily due to an increase in headcount of administrative staff, expenses in connection with our initial public offering, foreign exchange loss in connection with dividend payment, and an increase in office expenses due to business expansion, offset by a decrease in share-based compensation expenses.
Income from Operations. As a result of the foregoing factors, our income from operations increased by 175.4% from RMB50.1 million in 2006 to RMB137.9 million in 2007.
Other Income, Net. Our other income, net increased significantly primarily due to a 202.7% increase in interest income from RMB5.4 million in 2006 to RMB16.2 million in 2007. The increase in interest income was mainly attributable to three factors: (1) higher interest rate, (2) the additional cash from our initial public offering completed on November 5, 2007, and (3) an increase in cash from operation.
Net Income before Income Taxes. As a result of the foregoing factors, our net income before income taxes increased by 178.2% from RMB55.4 million in 2006 to RMB154.1 million in 2007.
Income Tax Benefit (Expense). Our income tax expense in 2007 primarily consists of current tax expense of RMB2.1 million, deferred tax expense of RMB253,000, and other tax expense of RMB0.9 million. The increase in our income tax expense in 2007 was primarily due to expiration of tax holidays previously granted to some of our PRC subsidiaries and consolidated affiliated entities.
Minority Interest. Minority interest of RMB2.4 million in 2007 was primarily due to the losses incurred by several insurance agencies in which we hold majority interests.
Net Income (Loss). As a result of the foregoing, our net income increased by 167.2% from RMB57.4 million in 2006 to RMB153.4 million in 2007.

Discussion of Segment Operations

Historically, we had managed our business as a single operating segment engaged in insurance agency and brokerage services in the PRC. In order to better manage and measure the performance of the different lines of businesses we had been engaged in 2008, we restructured our subsidiaries and consolidated affiliated entities December 2008 by grouping them into the following four operating segments:

•	property and casualty insurance segment, which refers to entities that have been primarily engaged in the distribution of property and casualty insurance products;

•	life insurance segment, which refers to entities that have been primarily engaged in the distribution of life insurance products;

•	claims adjusting segment, which refers to our claims adjusting firms that are engaged in claims adjusting services such as pre-underwriting survey, claims adjusting, disposal of residual value, loading and unloading supervision and consulting services; and

•	Datong segment, which refers to Beijing Fanhua Datong Investment Management Co., Ltd. and entities under its control, which are primarily engaged in the distribution of life insurance products.

We group Datong Investment and the entities controlled by it under a separate segment because they target different customers than those targeted by our other affiliated insurance intermediaries under the life insurance segment. In addition, our management review the performance of Datong Investment and its subsidiaries separately from the other operating segments. As a result of this restructuring, we now have four reportable segments.

The following table sets forth our net revenues, operating costs and expenses and income from operations by reportable segments for the periods indicated. Figures for the years ended December 31, 2006 and 2007 are presented in a manner consistent with the segment reporting starting in 2008. The line item “Other” includes expenses not allocated to the reportable segments and corporate related costs and expenses.

	For the Year Ended December 31,
		2006 to 2007		2007 to 2008
	2006	Percentage Change	2007	Percentage Change	2008
	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Net revenues:
Property and casualty	217,308	76.9	384,521	55.9	599,353	87,849
Life	29,241	117.6	63,624	142.3	154,174	22,598
Claims adjusting	—	—	—	—	89,012	13,047
Datong	—	—	—	—	1,423	208

Total net revenues	246,549	81.8	448,145	88.3	843,962	123,702

Operating costs and expenses:
Property and casualty	140,012	53.0	214,268	49.3	319,776	46,871
Life	24,035	148.3	59,672	113.9	127,634	18,708
Claims adjusting	—	—	—	—	70,961	10,401
Datong	—	—	—	—	5,837	856
Other	32,436	11.9	36,301	202.4	109,954	16,116

Total operating costs and expenses	196,483	57.9	310,241	104.4	634,162	92,952

Net income from operations
Property and casualty	77,233	120.4	170,253	64.2	279,577	40,978
Life	5,211	(24.2)	3,952	569.4	26,540	3,890
Claims adjusting	—	—	—	—	18,051	2,646
Datong	—	—	—	—	(4,414)	(648)
Other	(32,378)	12.1	(36,301)	202.9	(109,954)	(16,116)

Total net income from operations	50,066	175.4	137,904	52.1	209,800	30,750

Year ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Revenues

Net revenues from our property and casualty insurance segment increased by 55.9% from RMB384.5 million in 2007 to RMB599.4 million (US$87.8 million) in 2008. The increase primarily resulted from the acquisitions of controlling interests in 5 affiliated insurance agencies and one insurance brokerage, in 2008 that were primarily engaged in the distribution of property and casualty insurance products, a significant increase in the number of property and casualty insurance sales agents in our distribution and service network, and higher productivity of sales agents.

Net revenues from our life insurance segment increased by 142.3% from RMB63.6 million in 2007 to RMB154.2 million (US$22.6 million) in 2008. The increase was primarily attributable to (1) the establishment of seven new affiliated insurance agencies, and the acquisitions of controlling interests in two affiliated insurance agencies, in 2008 that were primarily engaged in the distribution of life insurance products, (2) a significant increase in the number of life insurance sales agents in our distribution and service network, (3) slightly higher commission and fee rates, (4) higher productivity of sales agents and (5) a significant increase in performance bonuses paid by life insurers as a result of growth in sales volume and more contracts being entered into with life insurers at corporate headquarter levels, which allowed us to obtain more favorable terms by combining the sales volumes of all of our affiliated insurance intermediary companies located in different parts of the country.

We only began providing claims adjusting services in 2008, through three newly acquired claims adjusting firms. Net revenues from our claims adjusting segment in 2008 were primarily derived from the provision of claims adjusting services in connection with property and casualty insurance, marine cargo insurance and automobile insurance.

We acquired 55% of the equity interests in Datong Investment in November 2008. Prior to our acquisition, Datong Investment had established an insurance agency in Beijing. Subsequent to our acquisition, Datong Investment had established seven new insurance agencies in seven provinces by April 30, 2009. Datong Investment currently operates eight insurance agencies that focus primarily on the distribution of life insurance products.

Operating Costs and Expenses

Operating costs and expenses for our property and casualty insurance segment increased by 49.3% from RMB214.2 million in 2007 to RMB319.8 million (US$46.9 million) in 2008. The increase was primarily due to the increase in commissions and fees paid to our property and casualty insurance sales agents, which was in line with the increase in revenues.

Operating costs and expenses for our life insurance segment increased by 113.9% from RMB59.7 million in 2007 to RMB127.6 million (US$18.7 million) in 2008. The increase was primarily due to the increase in commissions and fees paid to our life insurance sales agents as a result of higher sales volume, particularly due to the increase in the sales of new insurance policies.

Operating costs and expenses for our claims adjusting services in 2008 primarily consisted of salaries for claim adjustors and traveling expenses. Operating costs and expenses for our Datong segment in 2008 primarily consisted of commissions and fees paid to the sales agents.

Income from Operations

As a result of the foregoing factors, income from operations for our property and casualty insurance segment increased by 64.2% from RMB170.3 million in 2007 to RMB279.6 million (US$41.0 million) in 2008. Meanwhile, income from operations for our life insurance segment increased by 569.4% from RMB4.0 million in 2007 to RMB26.5 million (US$3.9 million) in 2008.

Year ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenues

Net revenues from our property and casualty insurance segment increased by 76.9% from RMB217.3 million in 2006 to RMB384.5 million in 2007. The increase primarily resulted from (1) a significant increase in the number of property and casualty sales agents in our distribution network, (2) slightly higher commission and fee rates, (3) higher productivity of sales agents and (4) the establishment of one new affiliated insurance intermediary company in 2006 that was primarily engaged in the distribution of property and casualty insurance products. The financial results of the newly established company were more fully reflected in 2007.

Net revenues from our life insurance segment increased by 117.6% from RMB29.2 million in 2006 to RMB63.6 million in 2007. The increase was primarily attributable to (1) a significant increase in the number of life insurance sales agents in our distribution network, (2) slightly higher commission and fee rates, (3) higher productivity of sales agents and (4) the establishment of three insurance intermediary companies and the acquisitions of majority interests in three affiliated insurance agencies in 2006 that were primarily engaged in the distribution of life insurance products. The financial results of those newly established and acquired companies were more fully reflected in 2007.

Operating Costs and Expenses

Operating costs and expenses for our property and casualty insurance segment increased by 53.0% from RMB140.0 million in 2006 to RMB214.2 million in 2007. The increase was primarily due to the increase in commissions and fees paid to our sales agents for the distribution of property and casualty insurance products, which was in line with the increase in net revenues.

Operating costs and expenses for our life insurance segment increased by 148.3% from RMB24.0 million in 2006 to RMB59.7 million in 2007. The increase largely tracked the growth in sales volume, particularly the growth in the distribution of new life insurance policies, for which we generally paid higher commissions and fees to our sales agents as compared with renewal insurance policies

Income from Operations

As a result of the foregoing factors, income from operations for our property and casualty insurance segment increased by 120.4% from RMB77.2 million in 2006 to RMB170.3 million in 2007. Meanwhile, income from operations for our life insurance segment decreased by 24.2% from RMB5.2 million in 2006 to RMB4.0 million in 2007.

Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008 respectively. We can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expense, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.
Foreign Currency
The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB7.3681 per U.S. dollar in December 2007 and then to RMB6.8539 per U.S. dollar in December 2008. The appreciation of the RMB against the U.S. dollar resulted in foreign currency translation loss of RMB52.7 million (US$7.7 million) in 2008, when we translated our financial assets from U.S. dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”
B. Liquidity and Capital Resources
Cash Flows and Working Capital
Our principal sources of liquidity have been cash generated from our operating activities and proceeds from sales of ordinary shares through private placements and our initial public offering. As of December 31, 2008, we had RMB1.5 billion (US$221.4 million) in cash. Our cash consists of cash on hand and bank deposits with terms of 90 days or less. Our principal uses of cash have been to fund acquisitions, construction of a nationwide operating platform, working capital requirements, purchases of automobiles and office equipment, office renovation and rental deposit. Although we consolidate the results of our PRC affiliated entities, we do not have direct access to their cash and cash equivalents or future earnings. But we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we receive quarterly fees from some of these affiliated entities in exchange for certain consulting and other services provided by us. See “Item 4.C. Information on the Company—Organizational Structure—Our Corporate Structure and Contractual Arrangements.” We expect to require cash to fund our ongoing business needs, particularly the further expansion of our distribution and service network through acquisitions and establishment of new insurance intermediary companies.
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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	53,936	167,375	254,754	37,341
Net cash (used in) generated from investing activities	(2,411)	63,214	(256,055)	(37,532)
Net cash generated from (used in) financing activities	(2,149)	1,111,273	19,576	2,869
Net increase in cash and cash equivalents	49,376	1,341,862	18,275	2,678
Cash and cash equivalents at the beginning of the year	174,634	223,926	1,544,817	226,430
Cash and cash equivalents at the end of the year	223,926	1,544,817	1,510,432	221,389
Operating Activities
Net cash generated from operating activities amounted to RMB254.8 million (US$37.3 million) for the year ended December 31, 2008, primarily attributable to (1) a net income of RMB191.7 million (US$28.1 million); (2) an increase of RMB48.4 million (US$7.1 million) in accounts payable primarily as a result of increased revenue and expanded operation, (3) an increase of RMB13.6 million (US$2.0 million) in other payable primarily due to increases in annual audit fees payable for the 2008 audit and professional fees payable in connection with Sarbanes-Oxley Act compliance, (4) an increase of RMB58.3 million (US$8.5 million) in accounts receivable, which negatively affected operating cash flow, primarily as a result of increase of sales of insurance products, and (5) a decrease of RMB11.4 million (US$1.7 million) in insurance premium payable, which negatively affected cash flow, primarily due to shorter period of insurance premium settlement with insurance companies.
Net cash generated from operating activities amounted to RMB167.4 million in 2007, primarily attributable to (1) a net income of RMB153.4 million, (2) a decrease of RMB8.4 million in accounts receivable primarily as a result of shorter settlement periods with insurers, (3) an increase of RMB6.8 million in other payable primarily due to an increase in annual audit fees payable for 2007 annual audit and professional fees payable in connection with our initial public offering, (4) an increase of RMB5.3 million in insurance premium payable primarily due to the increase in sales of insurance products, and (5) an increase of RMB13.0 million in other receivables, which negatively affected operating cash flow, primarily as a result of advances extended to entrepreneurial agents to help them establish sales teams.
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
Investing Activities
Net cash used in investing activities for the year ended December 31, 2008 was RMB256.1 million (US$37.5 million), primarily attributable to (1) RMB180 million (US$26.4 million) paid to entities controlled by Mr. Keping Lin in connection with the acquisition of Beijing Fanhua Datong Investment Management Co., Ltd., (2) purchases of property, plant and equipment totaling RMB51.8 million (US$7.6 million), (3) acquisitions of controlling interests in nine insurance agencies, one insurance brokerage and three claims adjusting firms totaling RMB23.9 (US$3.5 million).
Net cash generated from investing activities in 2007 was RMB63.2 million, primarily attributable to repayments of advances totaling RMB79.0 million previously made to China United Financial Services Holdings Limited and one of its subsidiaries, as well as an entity controlled by our chief executive officer and our president, partially offset by (1) purchases of property, plant and equipment totaling RMB5.4 million, (2) an increase of RMB5.3 million in restricted cash set aside for settling insurance premium payable, and (3) deposit paid for purchase of property, plant and equipment totaling RMB4.8 million.

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
Financing Activities
Net cash generated from financing activities was RMB19.6 million (US$2.9 million) for the year ended December 31, 2008, primarily attributable to (1) an advance of RMB10.6 million (US$1.6 million) from minority shareholders of Guangdong Fangzhong Insurance Surveyors & Loss Adjustors Co., Ltd., CNinsure Surveyors & Loss Adjustors Co.,Ltd. (formerly known as Shenzhen Khubon Insurance Surveyors & Loss Adjustors Co., Ltd.) and Shanghai Teamhead Insurance Surveyors & Loss Adjustors Co.,Ltd., the majority interests in which we acquired in 2008, and (2) an increase in minority interests totaling RMB10.6 million (US$1.6 million) as a result of establishment of new majority-owned insurance agencies, partially offset by repayments of bank loans totaling RMB1.6 million (US$0.2 million).
Net cash generated from financing activities was RMB1.1 billion in 2007, primarily attributable to (1) net proceeds from our initial public offering in the amount of RMB1.2 billion and (2) an increase in minority interests totaling RMB6.8 million as a result of establishment of new majority-owned insurance agencies, partially offset by (1) payment of previously declared but unpaid dividends totaling RMB140 million and (2) repayments totaling RMB3.3 million of amounts payable to minority shareholders of Sichuan Fanhua Xintai Insurance Agency Co., Ltd. and Hebei Anxin Insurance Agency Co., Ltd., which we acquired in 2006.
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
Capital Expenditures
We incurred capital expenditures of RMB6.3 million, RMB5.4 million and RMB51.8 million (US$7.6 million) for the years ended December 31, 2006, 2007 and 2008, respectively. Our capital expenditures have been used primarily to construct our Core Business System and ERP-based financial and accounting system, and to purchase automobiles and office equipment for newly established insurance intermediary companies. We estimate that our capital expenditures will increase in 2009 as we further expand our distribution and service network and improve our unified operating platform. We anticipate funding our future capital expenditures primarily with net cash flows from operating activities.
Holding Company Structure
We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries in China and our consolidated affiliated entities, Guangdong Meidiya Investment Co., Ltd., or Meidiya Investment, and Sichuan Yihe Investment Co., Ltd., or Yihe Investment, and their subsidiaries. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our wholly owned subsidiaries and consulting and service fees paid by the subsidiaries of Meidiya Investment and Yihe Investment. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of enterprise income tax on dividend derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividend distributed by such foreign-invested enterprises. Aggregate undistributed earnings of our subsidiaries in the PRC that are available for distribution to us are considered to be indefinitely reinvested and accordingly, no provision for the withholding tax has been made. As of December 31, 2008, our restricted net asset was RMB1.0 billion (US$149.7 million), which is not eligible for distribution. This amount is composed of the registered equity of our PRC subsidiaries and consolidated affiliated entities and the statutory reserves described above.

C. Research and Development, Patents and Licenses, etc.
None.
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Commitments and Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.
F. Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

		Payment Due by Period
		Less than
	Total	1 year	1-3 years	3-5 years
	(in thousands of RMB)

Operating lease obligations	38,136	15,907	19,539	2,690
Purchase obligations (1)	7,958	7,958	—	—

Total	46,094	23,865	19,539	2,690

(1)	Represents payment commitment in connection with construction our Core Business System and ERP-based financial and accounting system.
Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2008.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yinan Hu	43	Chairman and Chief Executive Officer
Qiuping Lai	55	President and Director
Peng Ge	38	Chief Financial Officer
Feng Jin	43	Chief Operating Officer and Chief Information Officer
Chunlin Wang	39	Vice President and Head of the Property and Casualty Insurance Unit
Chengbin Li	43	Vice President and Head of the Life Insurance Unit
Shangzhi Wu	58	Director
Yongwei Ma	66	Independent Director
Stephen Markscheid	55	Independent Director
Allen Warren Lueth	40	Independent Director
Mengbo Yin	54	Independent Director
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
Mr. Peng Ge has been our chief financial officer since April 2008. From 2005 to April 2008, he served as the general manager of the finance and accounting department and vice president of our company. From August 2007 to September 2008, he was also a director of our company. From 1999 to 2005, Mr. Ge headed our Beijing operations. From 1994 to 1999, Mr. Ge was a financial manager at a subsidiary of China National Native Produce and Animal By-Products Import & Export Corporation. Mr. Ge received his bachelor’s degree in international accounting and his MBA degree from the University of International Business and Economics in China.
Mr. Feng Jin has been our chief operating officer since November 2008 and chief information officer since November 2007. From February 2008 to November 2008, he also served as our vice president in charge of Sarbanes-Oxley Act compliance and investor relations. From 2003 to 2007, Mr. Jin served as assistant president and chief information officer at New China Life Insurance Co., Ltd., a major life insurer in China, primarily responsible for IT system construction and management. From May 2000 to October 2003, Mr. Jin served as sales manager and financial planner at U.S.-based Prudential Insurance Company of America. Mr. Jin holds an MBA degree from University of Warwick in England and a bachelor of law degree from China Foreign Affairs University. He has received the credentials of Chartered Financial Consultant and Charted Life Underwriter from American College, USA.
Mr. Chunlin Wang has been our vice president since January 2007 and head of the property and casualty insurance unit since February 2008. From January 2007 to February 2008, Mr. Wang served as chair of the property and casualty insurance committee of our company. From 2003 to January 2007, he served as assistant to our chairman. From 2002 to 2005, he served as the general manager of Guangdong Nanfeng Insurance Agency Co., Ltd., one of our first affiliated insurance intermediaries in the PRC. From 1998 to 2002, Mr. Wang served as a branch manager at Guangzhou Nanyun Car Rental Services Co., Ltd. and later Guangdong Nanfeng Automobile Association Co., Ltd., our predecessors. Mr. Wang received his bachelor’s degree in law from Central-Southern University of Politics and Law in China.

Mr. Chengbin Li has been our vice president and head of our life insurance unit since February 2008. From August 2006 to February 2008, Mr. Li served as assistant vice president and the general manager of the strategic development department of our company. From 2000 to August 2006, Mr. Li served as the general manager or vice general manager of various insurance agencies or financial services firms controlled by our company. Mr. Li received a bachelor’s degree in business from Jilin University of Agriculture in China.
Dr. Shangzhi Wu has been our director since December 2005. He is the founding partner of CDH China Management Company Limited, or CDH, and has served as its president since its inception in 2002. CDH is an international private equity fund manager with more than US$2 billion of committed capital under management and with a focus on investments in China’s leading companies. From 1995 to 2002, Dr. Wu worked for China International Capital Corporation Ltd., or CICC, serving as the head of the direct investment department beginning in 1996. Dr. Wu became a managing director in 1999 and served as a member of CICC’s management committee between 2000 and 2002. From 1993 to 1995, he was a managing director at Beijing Copia Consulting Company, a business consulting firm. From 1991 to 1993, he was a senior investment officer at the International Finance Corporation. From 1984 to 1991, he worked for the World Bank as an operations officer and senior operations officer. Dr. Wu received his Ph.D. in mechanical engineering and a master’s degree in management of technology from Massachusetts Institute of Technology.
Mr. Yongwei Ma has been our independent director since May 2008. Mr. Ma has been an independent director of China Life Insurance Company Limited since 2006 and an independent director of Mingyuan Medicare Development Company Limited, a healthcare company listed on the Hong Kong Stock Exchange, since October 2008. Since 2003, he has been a member of the Standing Committee of National Committee of the Chinese People’s Political Consultative Conference. From 1998 to 2002, he was the chairman of China Insurance Regulatory Commission. From 1996 to 1998, he served as the chairman and president of the former China Insurance Group Company. From 1994 to 1996, he served as the chairman and president of the former People’s Insurance Company of China. Mr. Ma is a researcher and graduated from the finance department of Liaoning Finance and Economics University.
Mr. Stephen Markscheid has been our independent director since August 2007. He is currently the chief executive officer of Synergenz BioScience, Inc., a genomics company based in Hong Kong. Prior to that, Mr. Markscheid was the chief executive officer of HuaMei Capital Company, Inc., a Sino-U.S. investment advisory firm from 2006 to 2007. From 1998 to 2006, Mr. Markscheid served as senior vice president and director of business development of GE Capital. During his time with GE Capital, Mr. Markscheid led its business development activities in China and Asia Pacific. Prior to joining GE, Mr. Markscheid worked as case leader for the Boston Consulting Group throughout Asia from 1994 to 1997. Prior to that, Mr. Markscheid had been a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. Mr. Markscheid received his bachelor’s degree in East Asian studies from Princeton University, a master’s degree in international affairs and economics from the School of Advanced International Studies at Johns Hopkins University, and an MBA degree from Columbia University.
Mr. Allen Lueth has been our independent director since August 2007. He is currently vice president of finance and strategy of Zuellig Pharma China, a private company focused on pharmaceutical distribution, and was its chief financial officer from 2005 to February 2009. Prior to joining Zuellig Pharma, Mr. Lueth worked for GE Consumer Finance from 1998 to 2004 in a variety of roles, including chief financial officer and chief executive officer for the Taiwan operations, and the representative for China. Earlier, he served with Coopers & Lybrand as an auditor. Mr. Lueth obtained his certificate as a certified public accountant in 1991 and a certified management accountant in 1994. Mr. Lueth received his bachelor of science in accounting degree from the University of Minnesota and an MBA degree from the J.L. Kellogg School of Management.
Dr. Mengbo Yin has been our independent director since September 2008. He is currently a Ph.D advisor at Southwestern University of Finance and Economics in China, where he also serves as head of the university’s postgraduate department. Previously, he was the dean of the university’s school of finance from 1996 to 2007. Professor Yin received his master’s and Ph.D degrees in finance from Southwestern University of Finance and Economics in China.

Employment Agreements
Each of our executive officers has entered into an employment agreement with us. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment, failure to perform the agreed-to duties after a reasonable opportunity to cure the failure and failure to achieve the performance measures specified in the employment agreement. An executive officer may terminate his employment at any time with one-month prior written notice if there is a material reduction in his authority, duties and responsibilities or in his annual salary before the next annual salary review. Furthermore, we may terminate an executive officer’s employment at any time without cause upon two-month advance written notice. In the event of a termination without cause by us, we will provide the executive officer a lump-sum severance payment in the amount of RMB500,000, unless otherwise specifically required by applicable law.
Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his employment agreement. Specifically, each executive officer has agreed not to, while employed by us and for one year following the termination or expiration of the employment agreement, (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities, and will not interfere with the business relationship between us and such persons and/or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner or otherwise, in any business which is in direct or indirect competition with our business; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us at the date of the executive officer’s termination, or in the year preceding such termination.
B. Compensation
In 2008, the aggregate cash compensation, including reimbursement of expenses, to our executive officers was approximately RMB3.1 million (US$0.5 million), and the aggregate cash compensation to our non-executive directors was approximately RMB 980,000 (US$143,000). We made a severance payment of approximately RMB80,000 (US$11,700) to our former chief financial officer upon the termination of his employment in 2008.
Share Incentives
2007 Share Incentive Plan
In August 2007, our board of directors and shareholders adopted our 2007 share incentive plan, which is intended to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We reserved 68,421,053 ordinary shares, equal to 10% of our then outstanding ordinary shares, for issuance under our 2007 share incentive plan. At the annual general meeting of shareholders held on December 18, 2008, our shareholders approved certain amendments to the 2007 share incentive plan to, among other things, increase the maximum number of ordinary shares reserved for issuance to 136,874,658, equal to 15% of the total number of ordinary shares outstanding immediately after the closing of our initial public offering.
In October 2007, our board of directors voted to grant options under our 2007 share incentive plan to certain of our directors and employees to purchase an aggregate of 42,000,000 ordinary shares of our company at an exercise price of US$0.8 per ordinary share, equal to the offering price per ADS in our initial public offering (after adjusting for the 20 ordinary shares to 1 ADS ratio). Of these options, which were scheduled to vest over a three-year period starting from March 31, 2009, options to purchase an aggregate of 30,804,500 ordinary shares of our company were cancelled as a result of voluntary surrender by various option holders in December 2008, and options to purchase 8,355,500 ordinary shares were cancelled due to the termination of employment of the relevant option holders.

On November 21, 2008, our board of directors approved the grant of options to purchase an aggregate of 32,000,000 ordinary shares to various directors, officers and employees pursuant to the 2007 share incentive plan. The exercise price of these options is US$0.278 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). The options will vest over a four-year period starting from March 31, 2010.
On March 9, 2009, our board of directors voted to grant options to purchase up to 10,000,000 ordinary shares to employees under the amended and restated 2007 share incentive plan. The exercise price of these options is US$0.336 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). These options will vest over a four-year period starting from March 31, 2010.
Our future option grants will be made pursuant to our 2007 share incentive plan, as amended from time to time. The following paragraphs describe the principal terms of our amended and restated 2007 share incentive plan as currently in effect.
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
Exercise Price and Term of Awards. The exercise price per share subject to an option will be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of our ordinary shares; provided, however, that no options may be granted to an individual subject to taxation in the United States at less than the fair market value on the date of grant. To the extent not prohibited by applicable laws or any exchange rule, a downward adjustment of the exercise prices of any outstanding options may be made in the absolute discretion of the plan administrator and will be effective without the approval of our shareholders or the approval of the affected participants. If we grant an ISO to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant. The term of each award will be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant, except that five years is maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

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
As of April 30, 2009, options to purchase 49,492,631 ordinary shares were outstanding. The following table summarizes, as of April 30, 2009, the outstanding options that we granted to our directors and executive officers and to other individuals as a group.

	Ordinary Shares
	Underlying
	Outstanding		Exercise Price
Name	Options		(Per Share)		Grant Date	Expiration Date
Yinan Hu	4,500,000		US$	0.278	November 21, 2008	March 31, 2015
Qiuping Lai	3,400,000		US$	0.278	November 21, 2008	March 31, 2015
Peng Ge	3,350,000		US$	0.278	November 21, 2008	March 31, 2015
Feng Jin	2,050,000		US$	0.278	November 21, 2008	March 31, 2015
Chunlin Wang	2,050,000		US$	0.278	November 21, 2008	March 31, 2015
Chengbin Li	1,950,000		US$	0.278	November 21, 2008	March 31, 2015
Yongwei Ma	400,000		US$	0.278	November 21, 2008	March 31, 2015
Mengbo Yin	400,000		US$	0.278	November 21, 2008	March 31, 2015
Stephen Markscheid	600,000		US$	0.278	November 21, 2008	March 31, 2015
Allen Warren Lueth	600,000		US$	0.278	November 21, 2008	March 31, 2015
Other individuals as a group	10,000,000		US$	0.336	March 9, 2009	March 31, 2015
	12,700,000		US$	0.278	November 21, 2008	March 31, 2015
	2,840,000		US$	0.80	October 30, 2007	March 31, 2014
	4,652,631	(1)	RMB	2.3214	February 03, 2007	February 1, 2017

(1)	Mr. David Tang, our former chief financial officer, resigned for personal reasons, effective as of April 1, 2008. Options to purchase 4,652,631 ordinary shares, or 85% of the options granted to him on February 3, 2007, became vested and immediately exercisable as of April 1, 2008. The remaining options granted to him in February 2007 were canceled.
C. Board Practices
Board of Directors
Our board of directors consists of seven directors. Under our currently effective memorandum and articles of association, a director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. The directors may receive such remuneration as our board of directors may determine from time to time. There is no age limit requirement for directors.
In compliance with Rule 5605 of the Nasdaq Listing Rules, a majority of our directors and all of the committee members of our board of directors are independent directors. During 2008, our board of directors met in person or passed resolutions by unanimous written consent 21 times. In addition, our independent directors held executive sessions without the presence of executive directors and executives twice during 2008. We have no specific policy with respect to director attendance at our annual general meetings of shareholders. Two of our directors attended the annual general meeting of shareholders held on December 18, 2008.

Committees of the Board of Directors
We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee, and have adopted a charter for each of the committees. Each committee’s members and functions are described below.
Audit Committee. Our audit committee consists of Allen Lueth (chairman), Stephen Markscheid and Mengbo Yin, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
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
In 2008, our audit committee held meetings or passed resolutions by unanimous written consent ten times.
Compensation Committee. Our compensation committee consists of Stephen Markscheid (chairman), Allen Lueth and Yongwei Ma, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
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

In 2008, our compensation committee held meetings or passed resolutions by unanimous written consent four times.
Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mengbo Yin (chairman), Allen Lueth and Stephen Markscheid, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:
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
In 2008, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent twice.
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

D. Employees
Employees, Sales Agents and Training
We had 880, 1,218 and 1,987 employees as of December 31, 2006, 2007 and 2008, respectively. The following table sets forth the number of our employees by function as of December 31, 2008:

	Number of
	Employees of Total	%
Management and administrative staff	449	23.0%
Financial and accounting staff	153	8.0%
Sales and marketing staff	551	28.0%
Professional claims adjustors	834	42.0%

Total	1,987	100.0%

We had contractual relationships with 8,173, 13,266 and 28,335 sales agents as of December 31, 2006, 2007 and 2008, respectively. The sales agents are not our employees and are only compensated by commissions. For the sale of each property and casualty insurance policy or life insurance policy with a single premium payment schedule, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each life insurance policy with a periodic premium payment schedule, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period.
Our life insurance sales agents are typically organized into sales teams with a multilevel hierarchy. A life insurance sales agent not only receives a commission for the insurance policies that he or she sells, but also a smaller commission for insurance policies sold by agents under his or her management.
Our sales agents, in-house sales representatives and claims adjustors are our most valuable asset and are instrumental in helping us build and maintain long-term relationships with our customers. Therefore, we place a strong emphasis on training of our sales force. We provide trainings to both new sales agents and existing sales agents, on a monthly or quarterly basis, with a different emphasis. For new sales agents, we offer orientation courses that are designed to familiarize them with the industry background, regulatory environment, corporate culture, insurance products, and sales skills. For the existing sales agents, we offer on-the-job training courses that aim to enhance their sales skills and knowledge of different insurance products.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 30, 2009, by:
•	each of our current directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our shares.
As of April 30, 2009, there were 912,497,726 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Yinan Hu (1)	236,121,393	25.9
Qiuping Lai (2)	236,121,393	25.9
Peng Ge (3)	—	—
Feng Jin	—	—
Chunlin Wang (4)	—	—
Chengbin Li (5)	—	—

	Shares Beneficially Owned
	Number		%
Directors and Executive Officers:
Shangzhi Wu (6)	171,600,000		18.8
Yongwei Ma	—		—
Stephen Markscheid		*		*
Allen Warren Lueth		*		*
Mengbo Yin	—		—
All Directors and Executive Officers as a Group	407,881,393		44.7

Principal Shareholders:
Cathay Auto Services Limited (7)	160,705,286		17.6
Kingsford Resources Limited (8)	236,121,393		25.9
CDH Inservice Limited (9)	171,600,000		18.8

*	Less than 1% of our total outstanding ordinary shares.

†	Except for Dr. Wu and Mr. Ma, the business address of our directors and executive officers is c/o 21/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China.

(1)	Includes 236,121,393 ordinary shares of our company held by Kingsford Resources Limited, or Kingsford Resources, a company incorporated in the British Virgin Islands. Approximately 93.3% of the total outstanding shares of Kingsford Resources are held by High Rank Investments Limited, or High Rank Investments, a company incorporated in the British Virgin Islands. Mr. Hu holds approximately 87.6% of the total outstanding shares of High Rank Investments. Mr. Hu disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(2)	Includes 236,121,393 ordinary shares of our company held by Kingsford Resources. Approximately 93.3% of the total outstanding shares of Kingsford Resources are held by High Rank Investments. Mr. Lai holds approximately 12.4% of the total outstanding shares of High Rank Investments. Mr. Lai disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(3)	Mr. Ge holds approximately 50.0% of the total outstanding shares of Better Rise Investments Limited, or Better Rise Investments, a company incorporated in the British Virgin Islands. Better Rise Investments owns approximately 6.7% of Kingsford Resources. Therefore, Mr. Ge may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 7,861,256 ordinary shares of our company. Mr. Ge disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(4)	Mr. Wang holds approximately 25.2% of the total outstanding shares of Better Rise Investments and therefore may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 3,955,998 ordinary shares of our company. Mr. Wang disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(5)	Mr. Li holds approximately 7.2% of the total outstanding shares of Better Rise Investments and therefore may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 1,129,077 ordinary shares of our company. Mr. Li disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(6)	Includes 171,600,000 ordinary shares held by CDH Inservice Limited, or CDH Inservice, a British Virgin Islands company. All of the issued and outstanding shares of CDH Inservice are owned by CDH China Growth Capital Fund II, L.P., or CDH Fund II, a Cayman Islands exempted limited partnership. CDH Growth Capital Holdings Company Limited, or CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. Dr. Wu is director, managing partner and member of the investment committee of CDH Growth Capital Holdings. Dr. Wu disclaims beneficial ownership of all of our shares held by CDH Inservice except to the extent of his pecuniary interest therein. The business address of Dr. Wu is c/o CDH China Growth Capital Holdings Company Limited, 2601, 26th Floor, Lippo Centre Tower 2, 89 Queensway, Admiralty, Hong Kong.

(7)	Includes 160,705,286 ordinary shares held by Cathay Auto Services Limited, or Cathay Auto, a company incorporated in the British Virgin Islands. The Cathay Investment Fund, Limited, a private investment fund organized under the laws of the Cayman Islands, owns 100% of Cathay Auto. New China Investment Management Inc., a company incorporated under the laws of Delaware, is the investment manager for The Cathay Investment Fund, Limited. and has the power to direct The Cathay Investment Fund, Limited as to the voting and disposition of shares directly and indirectly held by The Cathay Investment Fund, Limited. The voting and investment decisions for shares beneficially owned by The Cathay Investment Fund, Limited are made by New China Investment Management, Inc., the principals of which are Mr. Paul Wolansky, Mr. Donald Sussman and Mr. Hermann Leung. The business address of Cathay Auto is c/o New China Investment Management Inc., One Dock Street, Stamford, Connecticut 06902-5836, U.S.A.

(8)	Includes 236,121,393 ordinary shares held by Kingsford Resources. Approximately 93.3% of the total outstanding shares of Kingsford Resources are held by High Rank Investments, which is 87.6% owned by Mr. Yinan Hu, our chairman and chief executive officer, and 12.4% owned by Mr. Qiuping Lai, our president. The remaining 6.7% of the total outstanding shares of Kingsford Resources are held by Better Rise Investments Limited, which is owned by three of our executive officers and Mr. Yinan Hu’s wife. The registered address of Kingsford Resources is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(9)	Includes 171,600,000 ordinary shares held by CDH Inservice. All of the issued and outstanding shares of CDH Inservice are owned by CDH Fund II, a Cayman Islands exempted limited partnership. CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. The investment committee of CDH Growth Capital Holdings is comprised of Wu Shangzhi and two other individuals. Changes to the investment committee require the approval of the directors of CDH Growth Capital Holdings. The directors of CDH Growth Capital Holdings are nominated by the principal shareholders of CDH Growth Capital Holdings, being (i) an affiliate of Capital Z Partners, (ii) an affiliate of the Government of Singapore Investment Corporation, and (iii) China Diamond Holdings II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Fund II investment team. CDH Growth Capital Holdings disclaims beneficial ownership of all of our shares held by CDH Inservice except to the extent of its pecuniary interest therein. The registered address of CDH Inservice is c/o Maples Finance BVI Limited, P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.
In September 2008, China United Financial Services Holdings Limited, then holder of approximately 22.8% of our total outstanding ordinary shares, distributed all of those shares to its shareholders, including CAA Holdings Company Limited and Cathay Auto Services Limited, on a pro rata basis. After such distribution, China United Financial Services no longer owned any ordinary shares of our company. In connection with the distribution by China United Financial Services, CAA Holdings designated its shareholders as the recipients, on a pro rata basis, of the ordinary shares of our company distributed to it by China United Financial Services. After such distribution, CAA Holdings no longer owned any ordinary shares of our company.
In October 2008, for purpose of consolidating their shareholdings in our company under one holding company, Mr. Yinan Hu and four other employees of our company transferred to Kingsford Resources Limited all of the ordinary shares of our company they received as shareholders of CAA Holdings in the distribution described above. In exchange for these transfers, the five transferees received newly issued Kingsford Resources shares. Mr. Hu then transferred the new Kingsford shares he received to High Rank Investments Limited, an existing shareholder of Kingsford Resources, in exchange for newly issued shares of High Rank Investments. Meanwhile, the four other employees transferred their new Kingsford Resources shares to Better Rise Investments Limited, another existing shareholder of Kingsford Resources, in exchange for newly issued shares of Better Rise Investments. As a result of these transfers, the percentage of ordinary shares of our company directly held by Kingsford Resources increased from approximately 18.4% to approximately 26.0%.
None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of April 30, 2009, JPMorgan Chase Bank, N.A., the depositary for our ADS program, is our only record holder in the U.S., holding approximately 32.6% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”
B. Related Party Transactions
Contractual Arrangements with Guangdong Meidiya Investment Co., Ltd., Sichuan Yihe Investment Co., Ltd., Their Shareholders and Their Subsidiaries
PRC laws and regulations restrict foreign investment in and ownership of insurance agencies and brokerages. We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, two affiliated entities in China, Meidiya Investment and Yihe Investment, the shareholders and the subsidiaries of Meidiya Investment and Yihe Investment. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure—Our Corporate Structure and Contractual Arrangements.”

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
Dividend Policy
We do not expect to declare and pay cash dividends on a regular basis in the foreseeable future. We currently intend to retain our available funds and any future earnings to the extent necessary to operate and expand our business.
Our board of directors has full discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.
If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, there are still uncertainties under the new PRC enterprise income tax law and the related regulations whether the dividends we receive from our PRC subsidiaries or pay to our shareholders will be subject to PRC withholding tax. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.” and “—Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.”

B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
Item 9. The Offer and Listing
A. Offering and Listing Details.
The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market (and the Nasdaq Global Select Market since January 2, 2009) for the periods indicated.

	Sales Price
	High	Low
	US$	US$

Annual High and Low
2008	16.63	5.44

Quarterly Highs and Lows
First Quarter of 2008	15.69	8.51
Second Quarter of 2008	16.63	11.30
Third Quarter of 2008	14.41	8.16
Fourth Quarter of 2008	11.00	5.44
First Quarter of 2009	9.59	6.26

Monthly Highs and Lows
November 2008	11.00	5.44
December 2008	9.42	6.56
January 2009	9.59	6.75
February 2009	8.05	6.26
March 2009	7.66	6.70
April 2009	8.45	7.00
May 2009 (through May 14, 2009)	8.26	7.35
B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing 20 ordinary shares, have been listed on the Nasdaq Global Select Market since January 2, 2009 under the symbol “CISG.” From October 31, 2007 until January 1, 2009, our ADSs were listed on the Nasdaq Global Market.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The following are summaries of material provisions of our amended and restated memorandum and articles of association, including certain amendments adopted by our shareholders at the annual general meeting of shareholders held on December 18, 2008, as well as the Companies Law (2007 Revision) insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
The Registered Office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2007 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.
Board of Directors
See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Board of Directors.”
Ordinary Shares
General. Our authorized share capital consists of 10,000,000,000 shares, with a par value of US$0.001 each. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.
Dividend Rights. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.
Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or by any one or more shareholders together holding at least ten percent of our paid up voting share capital, present in person or by proxy.
A quorum required for a meeting of shareholders consists of shareholders holding in aggregate not less than one-third of our issued voting share capital present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. We may, but are not obliged, to hold an annual general meeting of shareholders. General meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than one-third of our voting share capital. Advance notice of at least 14 days is required for the convening of our annual general meeting and other shareholders meetings.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any shares which have not been taken or agreed to be taken.
Transfer of Shares. Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares may be distributed among the holders of the ordinary shares as determined by the liquidator, subject to sanction of an ordinary resolution of our company.
Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.
Redemption and Repurchase of Shares. Subject to the provisions of the Companies Law and our articles of association, we may issue shares on terms that they are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as our board of directors may determine before the issue of such shares. We also may purchase our own shares, provided that our shareholders have approved the manner of purchase by ordinary resolution or the manner of purchase is in accordance with that specified in our articles of associations. The manner of purchase specified in our articles of association, which cover purchases of shares listed on an internationally recognized stock exchange and shares not so listed, is in accordance with Section 37(2) of the Companies Law or any modification or reenactment thereof for the time being in force.
Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we make our annual reports, which contains our audited financial statements, available to our shareholders. See “Item 10.H. Additional Information—Documents on Display.”
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.
D. Exchange Controls
See “Item 4.B. Information on the Company— Business Overview—Regulation—Regulations on Foreign Exchange.”
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
U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,
•	a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations.

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
With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. It is expected that our ADSs, which are listed on the Nasdaq Global Select Market (but not our ordinary shares), will be considered readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
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
Passive Foreign Investment Company
A non-U.S. corporation is considered a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income, or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We refer to this test as the “asset test.”
We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
Although the matter is not free from doubt, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2008. However, the application of the PFIC rules is unclear in several respects, and there is no assurance that the United States Internal Revenue Service will not take a contrary position. The value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares, which has decreased significantly since our initial public offering. We must make a separate determination each year (after the close of each taxable year) as to whether we are a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year. In particular, we believer there is a significant risk that, unless we sufficiently invest the passive assets we hold in assets that produce active income, a decrease in the market price of the ADSs and ordinary shares would likely result in our being a PFIC for our current taxable year ending December 31, 2009 . Moreover, it is not entirely clear how our contractual arrangements with the shareholders of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. and their subsidiaries will be treated for purposes of PFIC rules. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election. For instance, if we cease to be a PFIC, you can avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. In addition, if we are a PFIC and if any of our subsidiaries are also PFICs, you will be deemed to own shares in such PFICs and could incur liability for the deferred tax and interest charge as described below.
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
The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq Global Select Market and, consequently, if you are a holder of ADSs and the ADSs are regularly traded on the Nasdaq Global Select Market, the mark-to-market election would be available to you were we to be or become a PFIC. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.
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
You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
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
In accordance with Rule 5250(d) of the Nasdaq Listing Rules, we will post this annual report on Form 20-F on our website at http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=filings. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.
I. Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of December 31, 2008, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.

Foreign Exchange Risk
Substantially all of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars resulting from a private placement completed in December 2005 and proceeds from our initial public offering. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy had resulted in an approximately 17.6% appreciation of the RMB against the U.S. dollar by May 8, 2009. To the extent that we need to convert our U.S. dollar-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Based on the amount of our U.S. dollar-denominated financial assets as of December 31, 2008, a 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB32.9 million (US$4.8 million) in the value of our U.S. dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.
Item 12. Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
A. — D. Material Modifications to the Rights of Security Holders
None.
E. Use of Proceeds
The following “Use of Proceeds” information relates to our registration statement on Form F-1 (File No. 333-146605) for our initial public offering. The registration statement was declared effective by the SEC on October 30, 2007. On November 5, 2007, we completed our initial public offering after all of the registered securities were sold.
We received net proceeds of approximately US$163.7 million from our initial public offering. From October 30, 2007, the effective date of our registration statement on Form F-1 for the offering, to December 31, 2008, we used our net proceeds as follows:
•	approximately US$1.4 million to fund establishment of new insurance intermediary companies;
•	approximately US$24.1 million to fund acquisitions; and
•	approximately US$7.1 million to construct our Core Business System and ERP-based financial and accounting system.

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
Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2008, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
When evaluating the effectiveness of our internal control over financial reporting, our management excluded the following entities, the controlling interests in which we acquired in 2008:
•	Guangdong Fangzhong Insurance Surveyors & Loss Adjustors Co., Ltd., acquired on January 1, 2008;
•	Hubei Fanhua East Century Insurance Agency Co.,Ltd., acquired on February 1, 2008;
•	Jiangmen Fanhua Zhicheng Insurance Agency Co., Ltd., acquired on February 1, 2008;
•	Tianjin Fanhua Xianghe Insurance Agency Co., Ltd., acquired on February 1, 2008;
•	Changsha Lianyi Insurance Agency Co.,Ltd., acquired on February 1, 2008;
•	Hebei Lianda Insurance Agency Co.,Ltd., acquired on March 1, 2008;
•	Liaoning Fanhua Gena Insurance Agency Co.,Ltd., acquired on April 1, 2008;
•	Fuzhou Guoxin Insurance Agency Co.,Ltd., acquired on April 1, 2008;

•	CNinsure Surveyors & Loss Adjustors Co., Ltd. (formerly known as Shenzhen Khubon Insurance Surveyors & Loss Adjustors Co., Ltd.), acquired on May 1, 2008;
•	Shanghai Teamhead Insurance Surveyors & Loss Adjustors Co., Ltd., acquired on June 2, 2008;
•	Beijing Fanhua Datong Investment Management Co., Ltd., acquired on November 1, 2008; and
•	Shenzhen Huameng Joint Insurance Brokerage Co., Ltd., acquired on November 1, 2008.
The aggregated financial statements of the above-listed entities constituted 3.5 percent of net assets, 7.4 percent of total assets, 16.7 percent of net revenue, and 7.2 percent of net income of the consolidated financial statements amounts of our company as of and for the year ended December 31, 2008.
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of CNinsure Inc.:
We have audited the internal control over financial reporting of CNinsure Inc. (the “Company”), its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Guangdong Fangzhong Insurance Surveyors & Loss Adjustors Co., Ltd., Hubei Fanhua East Century Insurance Agency Co., Ltd., Jiangmen Fanhua Zhicheng Insurance Agency Co., Ltd., Tianjin Fanhua Xianghe Insurance Agency Co., Ltd., Changsha Lianyi Insurance Agency Co., Ltd., Hebei Lianda Insurance Agency Co., Ltd., Liaoning Fanhua Gena Insurance Agency Co., Ltd., Fuzhou Guoxin Insurance Agency Co., Ltd., CNinsure Surveyors & Loss Adjustors Co., Ltd. (formerly known as Shenzhen Khubon Insurance Surveyors & Loss Adjustors Co., Ltd.), Shanghai Teamhead Insurance Surveyors & Loss Adjustors Co., Ltd., Beijing Fanhua Datong Investment Management Co., Ltd., and Shenzhen Huameng Joint Insurance Brokerage Co., Ltd. (collectively, the “Excluded Entities”), which were acquired on January 1, February 1, February 1, February 1, February 1, March 1, April 1, April 1, May 1, June 2, November 1 and November 1, respectively, and whose aggregated financial statements constitute 3.5 percent and 7.4 percent of net and total assets, respectively, 16.7 percent of net revenues, and 7.2 percent of net income of the consolidated financial statements amounts as of and for the year ended December 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at the Excluded Entities. The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with the authorization of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the financial statement schedule as of and for the year ended December 31, 2008 and our report dated May 15, 2009, expressed an unqualified opinion on those consolidated financial statements and the financial statement schedule.

/s/ Deloitte Touche Tohmatsu Deloitte Touche Tohmatsu
Hong Kong
May 15, 2009
Changes in Internal Control over Financial Reporting
There was no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Allen Lueth, an independent director (under the standards set forth in Rule 5605 of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.
Item 16B. Code of Ethics
Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our investor relations website at http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=governance.

Item 16C. Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our independent registered public accounting firm, for the periods indicated.

	For the Year Ended December 31,
	2007	2008
	(in thousands of US$)
Audit fees (1)	950	788
Audit-related fees (2)	1,800	5
Tax fees (3)	—	41
All other fees (4)	25	171

(1)	“Audit fees” meant the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of quarterly financial statements included in our reports on Form 6-K, services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” meant the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” The fees billed in 2007 represented fees for our initial public offering in October 2007. The fees billed in 2008 represented fees for review of S-8 registration statements.

(3)	“Tax fees” meant the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning. The fees billed in 2008 represented tax planning for variable interest entities and retainer fees for our company.

(4)	“All other fees” meant the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories. The fees billed in 2007 represented U.S. GAAP training fee. The fees billed in 2008 mainly represented fees for due diligence service in August 2008.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
No equity securities of our company were purchased by or on behalf of our company or any “affiliated purchaser” (as such term is defined in Rule 10b-18 under the Exchange Act) of our company in the year ended December 31, 2008. In November and December 2008, our board of directors and shareholders respectively approved a share repurchase plan, pursuant to which we were authorized to repurchase up to US$20 million of our ordinary shares represented by ADSs by the end of 2009. As of March 31, 2009, we had not purchased any ADSs.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
We have followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq Listing Rules.
PART III
Item 17. Financial Statements
We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements
The consolidated financial statements of CNinsure Inc. and its subsidiaries are included at the end of this annual report.
Item 19. Exhibits

Exhibit Number		Description of Document

1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

1.2
Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 18, 2008 (incorporated by reference to Exhibit 99.2 of our report on Form 6-K furnished to the Commission on December 22, 2008)

2.1
Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

2.2
Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

2.3
Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.1		2007 Share Incentive Plan (as amended and restated effective December 18, 2008) (incorporated by reference to Exhibit 99.3 of our report on Form 6-K furnished to the Commission on December 22, 2008)

4.2
Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.3
Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.4	*	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant

4.5
English translation of Form of Loan Agreement between Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (previously known as Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.) and each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) (incorporated by reference to Exhibit 10.6 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.6
English translation of Form of Equity Pledge Agreement among Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) and Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) (incorporated by reference to Exhibit 10.7 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.7
English translation of Form of Irrevocable Power of Attorney issued by each shareholder of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 10.8 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

Exhibit Number		Description of Document

4.8
English translation of Form of Exclusive Purchase Option Agreement among Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.), and Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) (incorporated by reference to Exhibit 10.9 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.9
English translation of Form of Trademark Licensing Agreement between Beijing Ruisike Management Consulting Company Limited and some of the insurance agency and brokerage subsidiaries of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 10.12 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.10
English translation of Form of Employment Agreement between an acquired company and its founder (incorporated by reference to Exhibit 10.13 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.11
English translation of Form of Technology Consulting and Service Agreement between Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. and some of the insurance intermediary subsidiaries of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Commission on June 20, 2008)

4.12
English translation of Form of Consulting and Service Agreement between Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (formerly known as Haidileji Enterprise Image Planning (Shenzhen) Co., Ltd.) and some of the insurance intermediary subsidiaries of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Commission on June 20, 2008)

4.13	*
English translation of Form of Credit and Liability Transfer Agreement among a former shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.), Mr. Peng Ge and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd.

4.14	*	English translation of Share Transfer Agreement between CISG Holdings Ltd and Keep High Holdings Limited

4.15	*	English translation of Shareholders Agreement among Guangdong Meidiya Investment Co., Ltd., Mr. Keping Lin and Chendu Mingxia Industrial Co., Ltd.

8.1	*	Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Maples and Calder

15.2	*	Consent of Commerce & Finance Law Offices

15.3	*	Consent of Deloitte Touche Tohmatsu

*	Filed with this Annual Report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNINSURE INC.
By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Chairman and Chief Executive Officer
Date: May 15, 2009

CNINSURE INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of CNinsure Inc.:
We have audited the accompanying consolidated balance sheets of CNinsure Inc. (the “Company”), its subsidiaries and variable interest entities (the “Group”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years ended December 31, 2006, 2007 and 2008. Our audits also include the financial statement schedule of the Company included in schedule 1. These consolidated financial statements and the financial statement schedule are the responsibilities of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNinsure Inc., its subsidiaries and variable interest entities as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years ended December 31, 2006, 2007 and 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2009 expressed an unqualified opinion on the Group’s internal control over financial reporting.
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
/s/Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Hong Kong
May 15, 2009

CNINSURE INC.
Consolidated Balance Sheets
(In thousands, except for shares and per share data)

	As of December 31,
	2007	2008	2008
	RMB	RMB	US$

ASSETS:

Current assets:
Cash and cash equivalents	1,544,817	1,510,432	221,389
Restricted cash	12,748	4,200	616
Accounts receivable, less allowance for doubtful amounts of Nil and RMB251 as of December 31, 2007 and 2008, respectively	18,150	90,452	13,258
Insurance premium receivables	541	21	3
Other receivables (Note 4)	30,703	57,151	8,377
Deferred tax assets (Note 11)	—	1,808	268
Amounts due from related parties (Note 15)	—	207,595	30,428
Other current assets	1,297	5,224	766

Total current assets	1,608,256	1,876,883	275,105

Non-current assets:
Property, plant, and equipment, net (Note 5)	11,148	72,538	10,632
Goodwill (Note 6)	9,165	37,888	5,553
Intangible assets	4,325	53,518	7,844
Deferred tax assets (Note 11)	1,936	4,836	706
Investment in an affiliate	—	427	62
Other non-current assets	5,334	425	62

Total assets	1,640,164	2,046,515	299,964

See accompanying notes to consolidated financial statements

CNINSURE INC.
Consolidated Balance Sheets—(continued)
(In thousands, except for shares and per share data)

	As of December 31,
	2007	2008	2008
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities:
Accounts payable	10,138	59,867	8,775
Insurance premium payables	12,748	4,200	616
Other payables and accrued expenses (Note 8)	20,945	73,712	10,804
Accrued payroll	6,949	15,336	2,248
Income tax payable	2,085	26,140	3,831
Amounts due to related parties (Note 15)	369	10,967	1,607
Current portion of long-term borrowings (Note 10)	103	—	—

Total current liabilities	53,337	190,222	27,881

Non-current liabilities:
Long-term borrowings (Note 10)	57	—	—
Other tax liabilities (Note 11)	1,160	1,871	274
Deferred tax liabilities (Note 11)	374	8,351	1,224

Total liabilities	54,928	200,444	29,379

Commitments and contingencies (Note 16)

Minority interest	18,324	94,423	13,840

Common stock (Authorized shares: 10,000,000,000 at US$0.001 each; issued and outstanding shares:
912,497,726 at December 31, 2007 and 2008)	7,036	7,036	1,031
Additional paid-in capital	1,621,064	1,666,723	244,298
Statutory reserves	47,903	71,237	10,441
Retained earnings (accumulated deficit)	(87,941)	80,462	11,794
Accumulated other comprehensive loss	(21,150)	(73,810)	(10,819)

Total shareholders’ equity	1,566,912	1,751,648	256,745

Total liabilities and shareholders’ equity	1,640,164	2,046,515	299,964

See accompanying notes to consolidated financial statements

CNINSURE INC.
Consolidated Statements of Operations
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Net revenues:
Commissions and fees	245,652	446,929	843,107	123,577
Other service fees	897	1,216	855	125

Total net revenues	246,549	448,145	843,962	123,702

Operating costs and expenses:
Commissions and fees	(133,076)	(232,550)	(436,803)	(64,024)
Selling expenses	(11,288)	(9,514)	(17,328)	(2,540)
General and administrative expenses*	(52,119)	(68,177)	(180,031)	(26,388)

Total operating costs and expenses	(196,483)	(310,241)	(634,162)	(92,952)

Net income from operations	50,066	137,904	209,800	30,750
Other income (expense), net:
Gain on disposal of a subsidiary	—	—	525	77
Interest income	5,364	16,235	47,967	7,031
Interest expense	(34)	(25)	(95)	(14)
Others, net	5	(2)	(28)	(4)

Net income before income taxes	55,401	154,112	258,169	37,840
Income tax benefit (expense)	573	(3,178)	(62,438)	(9,152)

Net income before minority interest	55,974	150,934	195,731	28,688
Share of income of an affiliated company	—	—	135	20
Minority interest	1,421	2,424	(4,129)	(605)

Net income	57,395	153,358	191,737	28,103

Net income per share:
Basic	0.0883	0.2178	0.2101	0.0308

Diluted	0.0875	0.2143	0.2090	0.0306

Net income per American Depositary Shares (“ADS”):
Basic	1.7660	4.3551	4.2025	0.6160

Diluted	1.7500	4.2858	4.1803	0.6128

Shares used in calculating net income per share and ADS:
Basic	650,000,000	704,273,232	912,497,726	912,497,726

Diluted	655,970,000	715,649,950	917,335,390	917,335,390

*	Including share-based compensation expenses of RMB24,142, RMB5,037 and RMB45,659 (US$6,675) for the years ended December 31, 2006, 2007 and 2008, respectively.
See accompanying notes to consolidated financial statements

CNINSURE INC.
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)
(In thousands, except for shares and per share data)

	Share Capital
				Subscription		(Accumulated	Accumulated
			Additional	receivable		deficit)	other
	Number of		Paid-in	from	Statutory	retained	comprehensive		Comprehensive
	Share	Amounts	Capital	shareholder	Reserves	earnings	loss	Total	income (loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2006	650,000,000	5,073	347,386	(935)	11,818	(122,304)	(95)	240,943	(6,788)

Subscription receivable from Shareholders	—	—	—	935	—	—	—	935
Share-based compensation	—	—	22,395	—	—	—	—	22,395
Net income	—	—	—	—	—	57,395	—	57,395	57,395
Dividends	—	—	—	—	—	(32,000)	—	(32,000)
Provision for statutory reserves	—	—	—	—	12,461	(12,461)	—	—
Foreign currency translation	—	—	—	—	—	—	(84)	(84)	(84)

Balance at December 31, 2006	650,000,000	5,073	369,781	—	24,279	(109,370)	(179)	289,584	57,311

Issuance of common share	262,497,726	1,963	1,246,246	—	—	—	—	1,248,209
Cumulative effect of adoption of FIN 48	—	—	—	—	—	(305)	—	(305)
Share-based compensation	—	—	5,037	—	—	—	—	5,037
Net income	—	—	—	—	—	153,358	—	153,358	153,358
Dividends	—	—	—	—	—	(108,000)	—	(108,000)
Provision for statutory reserves	—	—	—	—	23,624	(23,624)	—	—
Foreign currency translation	—	—	—	—	—	—	(20,971)	(20,971)	(20,971)

Balance at December 31, 2007	912,497,726	7,036	1,621,064	—	47,903	(87,941)	(21,150)	1,566,912	132,387

Share-based compensation	—	—	45,659	—	—	—	—	45,659	—
Net income	—	—	—	—	—	191,737	—	191,737	191,737
Provision for statutory reserves	—	—	—	—	23,334	(23,334)	—	—	—
Foreign currency translation	—	—	—	—	—	—	(52,660)	(52,660)	(52,660)

Balance at December 31, 2008	912,497,726	7,036	1,666,723	—	71,237	80,462	(73,810)	1,751,648	139,077

Balance at December 31, 2008 in US$		1,031	244,298	—	10,441	11,794	(10,819)	256,745	20,385

See accompanying notes to consolidated financial statements

CNINSURE INC.
Consolidated Statements of Cash Flows
(In thousands, except for shares and per share data)

	At December 31
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	57,395	153,358	191,737	28,103
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	1,856	3,218	6,222	912
Amortization of acquired intangible assets	112	300	3,260	478
Allowance for doubtful receivables	—	—	251	37
Minority interest	(1,421)	(2,424)	4,129	605
Compensation expense associated with stock options	3,562	5,037	45,659	6,692
Share-based compensation associated with performance commitment	20,580	—	—	—
Loss on disposal of property, plant and equipment	184	—	249	37
Gain on disposal of investment in a subsidiary	—	—	(525)	(77)
Changes in operating assets and liabilities:
Accounts receivable	(16,509)	8,419	(58,265)	(8,540)
Insurance premium receivables	(126)	453	2,419	355
Other receivables	(11,031)	(12,966)	(13,827)	(2,026)
Other current assets	(721)	(441)	(3,927)	(575)
Accounts payable	1,450	(4,137)	48,415	7,096
Insurance premium payables	1,383	5,335	(11,361)	(1,665)
Other payables	(2,931)	6,781	13,641	1,999
Accrued payroll	1,053	2,047	6,830	1,001
Income taxes payable	568	1,287	23,310	3,417
Other tax liabilities	—	855	712	104
Deferred taxes	(1,468)	253	(4,175)	(612)

Net cash generated from operating activities	53,936	167,375	254,754	37,341

Cash flows from investing activities
Addition in other investment	—	(200)	(189)	(28)
Addition in investment in an affiliate	—	—	(427)	(62)
Purchase of property, plant and equipment	(6,285)	(5,374)	(51,828)	(7,597)
Proceeds from disposal of property and equipment	—	—	759	111
Deposit paid for purchase of property, plant and equipment	—	(4,834)	—	—
Deposit refunded for acquisition of an entity	20,000	—	—	—
Acquisition of subsidiaries, net of cash acquired of RMB8,690 and RMB41,025 in 2006 and 2008, respectively	(8,050)	—	(23,868)	(3,498)

CNINSURE INC.
Consolidated Statements of Cash Flows—(continued)
(In thousands, except for shares and per share data)

	At December 31
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Acquisition of additional interest in a subsidiary	—	—	(3,000)	(440)
Proceeds from disposal of investment in a subsidiary	—	—	1,545	226
Repayments from third parties	1,026	—	—	—
Amounts due from related parties	(50,299)	—	(187,595)	(27,497)
Repayments from related parties	42,579	78,957	—	—
(Decrease) increase in restricted cash	(1,382)	(5,335)	8,548	1,253

Net cash (used in) generated from investing activities	(2,411)	63,214	(256,055)	(37,532)

Cash flows from financing activities:
Bank loans raised	432	—	—	—
Repayments of bank loans	(531)	(395)	(1,634)	(239)
Increase in capital injection by minority interest	6,220	6,769	10,612	1,555
Advances from related parties	1,364	—	10,598	1,553
Repayments to related parties	(5,569)	(3,310)
Decrease in loan from third party	(5,000)	—	—	—
Proceeds from share issuances	935	1,248,209	—	—
Dividends paid	—	(140,000)	—	—

Net cash (used in) generated from financing activities	(2,149)	1,111,273	19,576	2,869

Net increase in cash and cash equivalents	49,376	1,341,862	18,275	2,678
Cash and cash equivalents at beginning of year	174,634	223,926	1,544,817	226,430
Effect of exchange rate changes on cash and cash equivalents	(84)	(20,971)	(52,660)	(7,719)

Cash and cash equivalents at end of year	223,926	1,544,817	1,510,432	221,389

Supplemental disclosure of cash flow information:
Interest paid	34	25	95	14
Income taxes paid	325	784	42,590	6,202
Supplemental disclosure of non-cash transactions is set out in note 18.
See accompanying notes to consolidated financial statements

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(1)	Organization and Description of Business
CISG Holdings Ltd (“CISG”) was incorporated in the British Virgin Islands (“BVI”) on June 8, 2004. CISG undertook a separate restructuring in anticipation of an initial public offering (“IPO”) involving CNinsure Inc. (the “Company”) that was incorporated in the Cayman Islands on April 10, 2007 as a shell company for listing purpose. On July 31, 2007, prior to its IPO, the Company issued 684,210,526 ordinary shares to the existing shareholders of CISG for exchange of their shares of CISG on a 10,000-for-1 basis and thereafter, became the ultimate holding company of CISG. The Company and its subsidiaries and variable interest entities (“VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in the provision of insurance brokerage and agency services, and insurance claims adjusting services in the People’s Republic of China (the “PRC”).
Current PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies and brokerages. Accordingly, the Group conducts its operations in China principally through contractual arrangements among its PRC subsidiaries, two PRC affiliated entities and the equity shareholders of these PRC affiliated entities, who are PRC nationals. The contractual arrangements include a series of contracts entered into between the Company’s PRC subsidiaries and the equity shareholders of these PRC affiliated entities, including loan agreements, equity pledge agreements, irrevocable powers of attorney, exclusive purchase option agreements, technology consulting and service agreements and trademark licensing agreements. Through these contractual arrangements, the Group is entitled to: (1) receive service fees from the subsidiaries of these PRC affiliated entities; (2) exercise all of the voting powers of the owners of these PRC affiliated entities; (3) receive dividends declared by these PRC affiliated entities and their subsidiaries and (4) acquire all the equity interests of these PRC affiliated entities and their subsidiaries once PRC laws permit. As a result, the Group absorbs all of the expected losses and residual returns of these PRC affiliated entities and their subsidiaries. Under the requirements of Financial Accounting Standard Board (“FASB”) Interpretation No. 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46R”), these two PRC affiliated entities and their subsidiaries are considered as VIEs of the Company. As the Company is the sole primary beneficiary of these VIEs, the Company consolidates them into its consolidated financial statements.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation and Consolidation
The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).The consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and those VIEs of which the Company is the primary beneficiary, from the dates they were acquired or incorporated. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, the Group consolidates VIEs of which it is deemed to be the primary beneficiary and absorbs all of the expected losses and residual returns of the entity.
(b)	Use of Estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Group’s consolidated financial statements included the valuation of deferred tax assets, useful lives of property, plant and equipment, impairment of goodwill; economic lives of intangible assets and allowance for doubtful receivables. Actual results could differ from those estimates.
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
In its capacity as an insurance agent and broker, the Group collects premiums from certain insureds and remits the premiums or net premiums after deducting its authorized commissions to the appropriate insurance companies. Accordingly, as reported in the consolidated balance sheets, “premiums” are receivables from insureds. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term, and reports such amounts as restricted cash in the consolidated balance sheets.
(e)	Accounts Receivable and Insurance Premium Receivables
Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable represent fees receivable on agency, brokerage and claims adjusting services primarily from insurance companies. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience. The Group reviews its allowance for doubtful accounts regularly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Allowance for doubtful accounts for accounts receivable as of December 31, 2006, 2007 and 2008 was nil, nil and RMB251, respectively.
Insurance premium receivable consists of insurance premium to be collected from insured, and is recorded at the invoiced amount and do not bear interest. Amounts collected on insurance premium receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.
(f)	Property, Plant, and Equipment
Property, plant and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

	Estimated useful	Estimated residual
	life (years)	value
Office equipment, furniture and fixtures	3-5	0%-3%
Motor vehicles	5-10	0%-3%
Leasehold improvements	5	0%
The depreciation methods and estimated useful lives are reviewed regularly.
Depreciation expenses recognized in the consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008 were RMB1,856, RMB3,218 and RMB6,222, respectively, of which RMB170, RMB220 and RMB755, were recorded in the selling expenses for the years ended December 31, 2006, 2007 and 2008, respectively. The remaining amounts were recorded in general and administrative expenses.
(g)	Goodwill and Other Intangible Assets
Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group operates in four reporting units which are its reportable segments. The goodwill impairment review is a two-step process in accordance to the Statement of Financial Accounting Standard (“SFAS”) No. 142 “Goodwill and Other Intangible Assets"(“SFAS 142”). Step one consists of a comparison of the fair value of a reporting unit with its carrying amount. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows and market multiples on earnings. If the carrying amount of a reporting unit exceeds its fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded equal to the excess of the carrying amount over the implied fair value.

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows. No impairment loss on goodwill was identified in 2006, 2007 and 2008.
Identifiable intangibles assets are required to be determined separately from goodwill based on fair value. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. Intangible assets with a finite economic life are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the intangible assets’ economic lives.
Intangible assets with indefinite economic lives are not amortized but carried at cost less any subsequent accumulated impairment losses. If an intangible asset that is not being amortized is subsequently determined to have a finite economic life, it will be tested for impairment and then amortized prospectively over its estimated remaining economic life and accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite economic lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.
Separately identifiable intangible assets consist of brand name, customer relationship, non-compete and agency agreements.
The economic lives and net carrying values are as follows:

		At December 31, 2008
			Accumulated	Net carrying
	Useful life	Cost	amortization	values
		RMB	RMB	RMB

Brand name	Indefinite	20,111	—	20,111
Customer relationship	4.6 to 8.9 years	16,446	2,440	14,006
Non-compete agreement	3 to 14 years	19,529	861	18,668
Agency agreement	4.6 to 10 years	817	84	733

		56,903	3,385	53,518

Aggregate amortization expense for intangible assets were RMB112, RMB300 and RMB3,260 for the years ended December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, the estimated amortization expense for the next five years and thereafter are: RMB5,019 in 2009, RMB4,862 in 2010, RMB4,714 in 2011, RMB4,511 in 2012, RMB1,735 in 2013, and an aggregate amount of RMB12,566 in years thereafter.
(h)	Other Receivables and Other Current Assets
Other receivables and other current assets consist of advances, prepayment and prepaid expenses.
(i)	Investment in an affiliate
A subsidiary of the Group holds a 40% equity interest in Shanghai Teamhead Automobile Surveyors Co., Ltd. which is a PRC registered company that provides insurance surveyor & loss adjustors services.
The investment in an affiliate is accounted for using the equity method. The Group does not control the affiliate but over which it exerts significant influence.
(j)	Other Non-current Assets
Other non-current assets represent 5% investments in equity security of private companies and are measured initially at cost.
(k)	Impairment of Long-Lived Assets
Property, plant, and equipment, and purchased intangible assets with definite life, subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Management performed the annual impairment test for all intangible assets as of December 31, 2008 and concluded that no impairment occurred to their net carrying values as of December 31, 2008.

(l)	Insurance Premium Payables
Insurance premium payables are insurance premium collected on behalf of insurance companies but not yet remitted as of the balance sheet dates.
(m)	Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
(n)	Share-based Compensation
All forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the consolidated statement of operations. Compensation cost related to employee stock option or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Group uses the Black-Scholes option-pricing model to determine the fair value of stock options and warrants.
Share-based compensation expenses of RMB24,142, RMB5,037 and RMB45,659 for the years ended December 31, 2006, 2007 and 2008, respectively, were included in the general and administrative expenses.
(o)	Employee Benefit Plans
As stipulated by the regulations of the PRC, the Group’s subsidiaries and VIEs in the PRC participate in various defined contribution plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans other than the annual contributions described above. The contributions are charged to the consolidated statement of operations as they become payable in accordance with the rules of the above mentioned defined contribution plans.
(p)	Revenue Recognition
The Group’s revenue is derived principally from the provision of insurance brokerage, agency and claims adjusting services. The Group recognizes revenue when all of the following have occurred: persuasive evidence of an agreement with the insurance companies or insurance agencies exist, services have been provided, the fees for such services are fixed or determinable and collectability of the fee is reasonably assured.

Insurance agency and brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has met all the four criteria of revenue recognition when the premiums are collected by the Group or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Company does not accrue any commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been recognized as the management of the Group estimates, based on its past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been de minims to date, are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.1%, 0.1% and 0.1% of the total commission and fee revenue for the years ended December 31, 2006, 2007 and 2008, respectively. For property insurance and life insurance, agency and brokerage companies may receive a performance bonus from insurance companies per contract provisions. Once an agency and brokerage company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded as revenue when received, which in many cases, that is the Group’s first notification of the amounts earned.
Insurance claims adjusting services are considered to be rendered and completed, and revenue is recognized at the time loss adjusting reports are confirmed being received by insurance companies. The Group has met all the four criteria of revenue recognition when the service is provided and the loss adjusting report is accepted by insurance companies. The Group does not accrue any service fee before the receipt of an insurance company’s acknowledgement of receiving the adjusting reports.
Other service fees include revenue from the provision of claims compensation services for insurance carriers. Revenue is recognized when the services are rendered.
The Group presented revenue net of sales taxes incurred. The sales taxes amounted to RMB2,453, RMB9,423, RMB54,590 for the years ended December 31, 2006, 2007 and 2008, respectively.
(q)	Contingent Consideration
Contingent consideration arrangements generally result in the payment/receiving of additional consideration or surrender/receiving of shares to/from the sellers upon the acquired entities’ satisfaction of performance targets subsequent to acquisition as stipulated in the acquisition agreement.
Additional cash payments or surrender of shares which are determined to be additional purchase consideration are accounted for as part of the purchase price of the acquired entities when the outcome of the contingency is determinable beyond a reasonable doubt, while those which are determined to be compensatory in nature are recorded as compensation expenses and charged to the consolidated statements of operations. Compensation expenses for such arrangements were RMB1,747, nil and nil for the years ended December 31, 2006, 2007 and 2008, respectively.
(r)	Fair Value of Financial Instruments
The carrying amounts of accounts receivable, insurance premium receivables, other receivables, accounts payable, amounts due from (to) related parties and insurance premium payables are approximate their fair values due to the short-term maturity of these instruments.
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In October 2008, the FASB issued FASB Staff Position (“FSP”) SFAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”). FSP SFAS 157-3 clarifies the application of SFAS 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Effective January 1, 2008, the Group adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS 157 for financial assets and financial liabilities did not have a material impact on the Company’s consolidated results of operations or the fair values of its financial assets and liabilities.
FSP SFAS 157-2, “Effective Date of FASB Statement No. 157” delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the fiscal year beginning after November 15, 2008. The Company is currently assessing the impact that the application of SFAS 157 to nonfinancial assets and liabilities will have on its consolidated results of operations and financial position.

(s)	Foreign Currencies
The functional currency of the subsidiaries and VIEs of the Group that are established in the PRC is Renminbi (“RMB”). Transactions denominated in other currencies are translated into RMB at the average rates of exchange prevailing during the year. Monetary assets and liabilities denominated in other currencies are translated into RMB at the rates of exchange in effect on the balance sheet dates. Nonmonetary assets and liabilities are translated into RMB at historical exchange rates.
The functional currency of the Company is United States dollars (“U.S. dollars”). The Group has chosen the RMB as its reporting currency. Assets and liabilities of the Company are translated using the exchange rates in effect at the balance sheet dates and revenue and expense transactions are translated using average exchange rates for the periods.
Foreign exchange transaction gains and losses are recorded in the consolidated statements of operations. Translation adjustments are recorded in accumulated other comprehensive income, a component of shareholders’ equity.
(t)	Foreign currency risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of RMB471,297 and RMB1,181,396 at December 31, 2007 and 2008, respectively, which were denominated in RMB.
(u)	Translation into United States Dollars
The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.8225, on December 31, 2008, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2008, or at any other rate.
(v)	Segment reporting
The Group distributes a variety of property and casualty; and life insurance products underwritten by domestic and foreign insurance companies operating in the PRC, and provides insurance claims adjusting services as well as other insurance-related services. For the year ended December 31, 2008, the Group operates four operating segments: (1) property and casualty insurance (“P&C”) (2) life insurance (“Life”) (3) insurance claims adjusting services (“Claims Adjusting”) and (4) datong life insurance (“Datong”). Details of these operating segments are described in note 21.
For the year ended December 31, 2007, the Group managed its business as a single operating segment engaged in the provision of insurance brokerage and agency services in the PRC.
Substantially all revenues are derived in the PRC and all long-lived assets are located in the PRC.
(w)	Earnings per Share (“EPS”)
Basic EPS is calculated by dividing the net income available to common shareholders by the weighted average number of common shares /ADS outstanding during the year. Diluted EPS is calculated by using the weighted average number of common shares /ADS outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards, unless their inclusion in the calculation is anti-dilutive.
(x)	Advertising Costs
Advertising costs are expensed as incurred. Advertising costs amounted to RMB1,188, RMB253 and RMB832 for the years ended December 31, 2006, 2007 and 2008, respectively.

(y)	Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations over the lease period.
(z)	Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) represents foreign currency translation adjustments for the period and is included in the consolidated statements of shareholders’ equity.
(aa)	Recently Issued Accounting Standards
In December 2007, the FASB issued SFAS No.141R, “Business Combination” (“SFAS 141R”), to improve reporting creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating the impact of adopting SFAS 141R on its consolidated financial position, cashflows and results of operations.
In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report no controlling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and no controlling interests by requiring they be treated as equity transaction. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of adopting SFAS 160 on its consolidated financial position, cashflows and results of operations.
In April 2008, the FASB issued FASB Staff Position (“FSP”) SFAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in FSP SFAS 142-3 shall be applied prospectively to intangible assets acquired after the effective date. The Company is currently evaluating the impact of adopting FSP SFAS 142-3 on its consolidated financial position, cashflows and results of operations.
At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. EITF 08-6 is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The Company does not believe that the adoption of EITF 08-6 will have a significant effect on its consolidated financial position or results of operations.
In November 2008 the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting which should be amortized to expense over the period the asset diminished in value. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141R and SFAS 157. EITF 08-7 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not believe that the adoption of EITF 08-7 would have a significant effect on its consolidated financial position or results of operations.

(3)	Acquisitions
(a)	Claims Adjusting segment
On January 1, 2008, the Group acquired 60% of the equity interest of Guangdong Fangzhong Insurance Surveyors & Loss Adjustors Co.,Ltd. (“Guangdong Fangzhong”) at a consideration of RMB7,000.
On May 1, 2008, Guangdong Fangzhong acquired 100% of the equity interests of Shenzhen Khubon Insurance Surveyors & Loss Adjustors Co., Ltd. which subsequently changed its name to CNinsure Surveyors & Loss Adjustors Co., Ltd. (“Shenzhen Khubon”). On acquisition of Shenzhen Khubon, the Group transfered 9% equity interests of Guangdong Fangzhong to the selling shareholders of Shenzhen Khubon. At the same time, pursuant to the acquisition agreement, the Group made capital injections totalling RMB51,000 to Guangdong Fangzhong. After the capital injections, the Group, the selling shareholders of Shenzhen Khubon and the selling shareholders of Guangdong Fangzhong hold 51%, 29.4% and 19.6%, respectively, in Guangdong Fangzhong.
The minority shareholder of Guangdong Fangzhong has agreed to transfer a 5% interest in Guangdong Fangzhong to the Group at RMB0.001 if Guangdong Fangzhong and Shenzhen Khubon (the “Fangzhong Group”) fails to meet certain performance targets for the year 2008. In addition, the minority shareholder of Guangdong Fangzhong has agreed to transfer a 2% equity interest in Guangdong Fangzhong to the Company at RMB0.001 if the Fangzhong Group fails to meet certain performance targets for the years 2009 and 2010.
On June 2, 2008, the Group acquired 51% of the equity interests of Shanghai Teamhead Surveyors & Loss Adjustors Co., Ltd .(“Shanghai Teamhead”). The purchase price was RMB24,900 of which RMB19,900 was paid by the end of June 2008 and the remaining balance was recorded as other payables. The purchase price is subject to a downward adjustment if Shanghai Teamhead fails to meet a performance target for the year 2008. The selling shareholder of Shanghai Teamhead has also agreed to transfer up to 9% interest in Shanghai Teamhead to the Company for up to RMB0.003 if Shanghai Teamhead fails to meet a performance target in the years 2008 to 2010.
The following table summarizes the estimated fair value for major classes of assets acquired and liabilities assumed at the date of acquisition.

	Guangdong	Shenzhen	Shanghai
	Fangzhong	Khubon	Teamhead
	RMB	RMB	RMB
Net tangible assets acquired	3,523	26,356	6,417
Intangible assets	6,414	14,159	8,272
Goodwill	—	9,444	11,693
Other payable	(2,499)	2,499	—
Deferred tax liability	(438)	(1,458)	(1,482)

Total consideration	7,000	51,000	24,900

The excess of purchase price, over tangible assets and identifiable intangible assets acquired and liabilities assumed, was recorded as goodwill.

The acquired intangible assets were composed of the following:

		Fair value acquired
		(RMB)
	Economic life	Guangdong	Shenzhen	Shanghai
	(years)	Fangzhong	Khubon	Teamhead
Brand name	Indefinite	4,662	8,328	2,346
Customer relationship	4.6-5.0	1,554	5,275	5,400
Non-compete agreement	3.6-4.0	102	530	388
Agency agreement	4.6-5.0	96	26	138

Total		6,414	14,159	8,272

The following pro forma information summarizes the effect of the acquisition, as if the acquisition had occurred as of January 1, 2007 and January 1, 2008. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2007 and January 1, 2008, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2007	2008
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	498,073	867,382
Pro forma income from operations	140,471	214,782
Pro forma net income	155,178	196,591
Pro forma net income per share	0.2203	0.2154
(b) Datong segment
On November 1, 2008, the Group acquired 55% equity interests of Beijing Fanhua Datong Investment Management Company Limited (“Beijing Datong”) which is engaged in life insurance agency and brokerage business with different customer target from the Life segment. The purchase price was RMB40,000 net of RMB180,000 being received on February 9, 2009 from a selling shareholder, Mr. Lin Keping (“Mr. Lin”), who is also a minority shareholder of Beijing Datong. RMB180,000 may be required to return to Mr. Lin by nine installments based on performance target of Beijing Datong from years 2009 to 2011 as stipulated in the agreement. Mr. Lin has also agreed to transfer certain interest in Beijing Datong to the Company if Beijing Datong fails to meet a performance target in the years 2009 to 2011. The RMB180,000 and the additional interests that may be transferred are contingent consideration element that will be accounted for as the contingency are resolved.
The following table summarizes the 55% of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

RMB
Net tangible assets acquired	19,337
Intangible assets	18,145
Goodwill	6,389
Deferred tax asset	665
Deferred tax liability	(4,536)

Total consideration	40,000

The excess of purchase price, over tangible assets and identifiable intangible assets acquired and liabilities assumed, was recorded as goodwill.

The acquired intangible assets of RMB18,145 were composed of the following:

		Fair value
	Useful life	acquired
	(years)	RMB
Non-compete agreement	14	17,815
Agency agreement	10	330

Total		18,145

The following pro forma information summarizes the effect of the acquisition, as if the acquisition of Beijing Datong had occurred as of January 1, 2007 and January 1, 2008. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to present the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2007 and January 1, 2008, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2007	2008
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	446,929	843,127
Pro forma income from operations	137,902	204,961
Pro forma net income	153,358	186,896
Pro forma net income per share	0.2178	0.2048
(c) Life segment
On January 1, 2008, the Group acquired an additional 45% equity interests of Fujian Fanhua Xinheng Insurance Agency Co., Ltd. (“Fujian Xinheng”) from the minority shareholder and increased its shareholdings in Fujian Xianheng from 55% to 100% at an initial consideration of RMB3,000 and a contingent consideration calculated based on the audited financial results of Fujian Xinheng for the year ended December 31, 2008.
The Group acquired 60% equity interests of Hubei Fanhua East Century Insurance Agency Co., Ltd. (“Hubei East Century”) in January 2008 at a consideration of RMB5,000. The selling shareholders, which are also the minority shareholders, of Hubei East Century have agreed to transfer a total of 4% interest in Hubei East Century to the Company at RMB0.003 if Hubei East Century fails to meet a performance target for the year ended December 31, 2008.
On April 1, 2008, the Group acquired 60% equity interests of Liaoning Fanhua Gena Insurance Agency Co., Ltd. (“Liaoning Gena”) at a consideration of RMB 6,000. The minority shareholders of Liaoning Gena have agreed to transfer a total of 4% interest in Liaoning Gena to the Company at RMB0.002 if Liaoning Gena fails to meet a performance target based on the audited financial results for the year ended December 31, 2008.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

	Fujian	Hubei East	Liaoning
	Xinheng	Century	Gena
	RMB	RMB	RMB
Net tangible assets acquired	1,972	3,367	3,729
Intangible assets	2,560	912	1,704
Goodwill	—	607	590
Deferred tax asset	295	208	268
Deferred tax liability	(421)	(94)	(291)
Other payable	(1,406)	—	—

Total consideration	3,000	5,000	6,000

The acquired intangible assets were composed of the following:

		Fair value acquired
		RMB
	Economic	Fujian	Hubei East	Liaoning
	life (years)	Xinheng	Century	Gena
Brand name	Indefinite	877	534	534
Customer relationship	4.8-8.9	1,580	318	1,086
Non-compete agreement	3.8-4.0	31	48	48
Agency agreement	4.8-8.9	72	12	36

Total		2,560	912	1,704

The following pro forma information summarizes the effect of the acquisitions, as if the acquisitions had occurred as of January 1, 2007 and January 1, 2008. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to present the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2007 and January 1, 2008, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2007	2008
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	453,143	844,579
Pro forma income from operations	137,132	209,527
Pro forma net income	151,550	191,462
Pro forma net income per share	0.2152	0.2098
(d) P&C segment
During the year 2008, the Group acquired seven companies that engaged in property and casualty insurance agency/brokerage services. The total purchase consideration was RMB6,750 and subject to contingent considerations upon the future performance results. The fair values of assets acquired and liabilities assumed approximate to their carrying amounts at the date of acquisition.
The Group acquired 60% equity interests of Guangxi Xingfu Insurance Agency Co., Ltd. in May 2008 at a consideration of RMB1,650 and subsequently disposed in December 2008 resulting in a gain on disposal of RMB525.
The following pro forma information summarizes the effect of the acquisitions, as if the acquisitions had occurred as of January 1, 2007 and January 1, 2008. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to present the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2007 and January 1, 2008, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2007	2008
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	447,686	844,414
Pro forma income from operations	137,712	209,265
Pro forma net income	153,176	191,200
Pro forma net income per share	0.2175	0.2095

(4)	Other Receivables
Other receivables, net are analyzed as follows:

	At December 31,
	2007	2008
	RMB	RMB
Advances to staff (i)	7,802	7,424
Advances to entrepreneurial agents (ii)	13,986	20,471
Advances to a third party (iii)	800	—
Insurance claim receivables	77	181
Rental deposits	1,107	3,763
Interest income receivables (iv)	1,490	19,088
Others	5,441	6,224

Total	30,703	57,151

(i)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

(ii)
This represented advances to entrepreneurial agents who provide services to the Group. The advances are used by entrepreneurial individual sales agents to build business. The advances were unsecured, interest-free and repayable on demand.

(iii)
This represented advances to a third party, Guangdong Fangzhong, which became a subsidiary of the Company starting from the first quarter of year 2008. The advances were unsecured, interest-free and repayable on demand.

(iv)	This represented accrued interest income on bank deposits with maturities of 90 days or less.
(5)	Property, Plant and Equipment
Property, plant and equipment, net, is comprised of the following:

	At December 31,
	2007	2008
	RMB	RMB
Office equipment, furniture and fixtures	6,086	65,118
Motor vehicles	9,305	15,381
Leasehold improvements	2,319	3,895

Total	17,710	84,394
Less: Accumulated depreciation	(6,562)	(11,856)

Property, plant and equipment, net	11,148	72,538

No impairment for property plant and equipment was recorded during the years ended December 31, 2006, 2007 and 2008.

(6)	Goodwill
The movements in carrying amount of goodwill by reportable segments are as follows:

			Claims
	P&C	Life	adjusting	Datong
	segment	segment	segment	segment	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008	—	9,165	—	—	9,165
Goodwill acquired during the year	—	1,197	21,137	6,389	28,723

Balance as of December 31, 2008	—	10,362	21,137	6,389	37,888

The Group performed the annual impairment analysis for 2008. The first step of its goodwill impairment test for each of its reporting units did not identify any impairment loss. Therefore, no impairment loss was recorded for the years ended December 31, 2008.
(7)	Variable Interest Entities
The equity interests in the VIEs were all funded by loans from the Group. However, in order to comply with certain PRC rules and regulations, the loans were structured such that the Chairman of the Board and certain employees acting as the Group’s agents, entered into the contractual arrangements with the entities on the Group’s behalf.
The arrangements with the VIEs have been structured such that the Group has a controlling interest over the VIEs through a series of related contractual arrangements including equity pledge agreements and loan agreements. As a result of these arrangements, the Group is the primary beneficiary of these entities as it absorbs substantially all of the VIEs’ expected losses and receives substantially all of the VIEs’ expected residual returns.
The VIEs are principally engaged in the provision of insurance brokerage, agency and claims adjusting services in the PRC.
The total assets, liabilities, net revenues, operating costs and expenses and net income of VIEs are as follows:

	At December 31,
	2006	2007	2008
	RMB	RMB	RMB
Total assets	150,195	212,379	432,808
Total liabilities	99,782	115,206	236,777
Net Revenues	138,570	250,224	709,536
Operating Costs and expenses	31,074	43,525	90,787
Net Income	3,989	41,318	23,850
(8)	Other Payables and Accrued Expenses
Components of other payables and accrued expenses are as follows:

	At December 31,
	2007	2008
	RMB	RMB
Business and other tax payable	3,260	13,327
Refundable deposits from employees and agents	6,188	11,748
Audit fee	4,013	12,146
Other professional fees	—	4,169
Consideration payables on acquisition of subsidiaries	—	11,406
Advances from third parties	2,025	6,044
Payables for addition of office equipment, furniture and fixtures	—	4,652
Insurance compensation claim payable to customers	3,717	3,355
Others	1,742	6,865

Total	20,945	73,712

Other payables and accrued expenses are unsecured, interest-free and repayable on demand.
(9)	Employee Benefit Plans
Employees of the Group located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution plans. The calculation of contributions for these eligible employees is based on 10% to 20% of the applicable payroll cost according to the specific requirement of the local regime government.
In addition, the Group is required by law to contribute certain percentage of applicable salaries for medical insurance benefits, unemployment and other statutory benefit. The contribution percentage may different from district to district which is subject to the specific requirement of local regime government. The PRC government is directly responsible for the payments of the benefits to these employees.
For the years ended December 31, 2006, 2007 and 2008, the Group contributed RMB1,552, RMB2,386 and RMB 5,890 respectively, to these plans.
(10)	Long-term Borrowings
The Group’s long-term borrowings related to automobile loans used by employees. The interest rate was between 4.185% and 6.3% per annum. The bank borrowings had been fully repaid in the year 2008.
The Group’s bank borrowings were secured by the pledge of the purchased cars and the net book value of the motor vehicles being pledged for the bank borrowings was RMB260 as at December 31, 2007.
(11)	Income Taxes
The Company is a tax exempted company incorporated in the Cayman Islands. The Group’s subsidiaries and VIEs incorporated in PRC are subject to Income Tax in the PRC. Under the current laws of the Cayman Islands, the Company is not subject to tax on their income or capital gains. In addition, upon any payments of dividends by the Group to its shareholders, no Cayman Islands withholding tax is imposed. The subsidiaries and VIEs operating in PRC are subject to taxation in PRC.
On March 16, 2007, the PRC promulgated New Enterprise Income Tax Law (the “New Income Tax Law”). The New Taxation Law which becomes effective from January 1, 2008. Under the New Taxation Law, all enterprises (both domestic enterprises and FIEs) have one unified income tax rate of 25%. On December 6, 2007, the State Council of the PRC issued Implementation Regulations on the New Taxation Law. The New Taxation Law and Implementation Regulations have changed the tax rate from 15% to 18%, 20%, 22%, 24% and 25% for the years ending December 31, 2008, 2009, 2010, 2011, 2012 respectively for Shenzhen PRC subsidiaries. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply.

In addition to the above, pursuant to tax incentives, the following entities are entitled to an exemption from taxation for the periods specified as follows:

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
As of January 1, 2007, the Group had RMB305 of liabilities for unrecognized tax benefits. If recognized, the portion of liabilities for unrecognized tax benefits that would decrease the Group’s provision for income taxes and increase its net income is RMB305. The impact on net income reflects the liabilities for unrecognized tax benefits net of certain deferred tax assets. The adoption resulted in a cumulative impact to retained earnings of RMB305 as of January 1, 2007. As of December 31, 2008, the Group’s liabilities for unrecognized tax benefits totaled RMB1,871 (2007: RMB1,160) and are included in other tax liabilities. The total liabilities for unrecognized tax benefits and increase for the current period of these liabilities relate primarily to the allocations of revenue and costs among its operations.
The movements of unrecognized tax benefits are as follows:

RMB
Balance at December 31, 2007	1,160
Gross increase in prior-period tax positions	711

Balance at December 31, 2008	1,871

The Group is subject to taxation in the PRC. The uncertain tax positions are related to tax years that remain subject to examination by the relevant taxable authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Group’s consolidated financial statements at December 31, 2008. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. However, based on the current lack of any examinations in progress, and the protocol of finalizing audits by the relevant tax authorities, it is not possible to estimate the impact of any amount of such changes, if any, to previously recorded uncertain tax positions. The Group’s policy is that it recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.
For PRC, tax years 2003 through 2008 still remain subject to examination by the PRC tax authorities.
Income tax (expenses) credits are comprised of the following:

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Current tax expense	(893)	(2,070)	(65,901)
Deferred tax income (expense)	1,466	(1,108)	3,463

Income tax benefit (expense), net	573	(3,178)	(62,438)

The principal components of the deferred income tax assets and liabilities are as follows:

	At December 31,
	2007	2008
	RMB	RMB
Current deferred tax assets:
Operating loss carry forward	—	1,808
Less: valuation allowances	—	—

Current — deferred tax asset, net	—	1,808

Non- current deferred tax assets:
Operating loss carry forward	3,942	5,126
Others	397	1,834
Less: valuation allowances	(2,403)	(2,124)

Non-Current deferred tax asset, net	1,936	4,836

Total	1,936	6,644

Deferred tax liability:
Intangible assets, net	(374)	(8,351)

Due to the uncertainty of the level of PRC subsidiaries or VIEs’ taxable income and the lack of operating history in the VIEs, management does not believe certain subsidiaries or VIEs will generate sufficient taxable income such that it is more likely than not that the deferred tax assets will not be realized. As such, a valuation allowance has been established for these deferred tax assets at December 31, 2007 and 2008. The Group had totally operating loss carry forwards of RMB69,442 and RMB34,440 for the years ended December 31, 2007 and 2008, respectively. Such operating loss carry forwards expire five years after the Group incurs the loss unless utilized.
Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 33%, 33%, 25% for 2006, 2007 and 2008 respectively, to net income (loss) before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Net income before income taxes	55,401	154,112	258,169
PRC statutory tax rate	33%	33%	25%

Income tax at statutory tax rate	18,282	50,857	64,542
Expenses not deductible for tax purposes:
Entertainment	188	47	355
Salaries and employee’s benefits	1,140	1,940	118
Compensation expenses in relation to contingent consideration	613	—	—
Others	178	21	—
Tax exemption and tax relief:
Income tax at preferential tax rate of 15% for 2007 and 18% for 2008	(120)	(2,877)	(15,111)
Impact of lower tax rates in other jurisdictions	7,467	3,526	12,530
Tax holidays	(29,640)	(52,965)	—
Change in valuation allowance	1,078	1,127	(279)
Tax rate change effect	—	1,457	—
Others	241	45	283

Income tax (benefit) expense	(573)	3,178	62,438

Additional PRC income taxes that would have been payable without the tax exemption and tax relief amounted to approximately, RMB30,535 and RMB52,865 for the years ended December 31, 2006 and 2007, respectively. Basic and diluted net income per share for the year ended December 31, 2006 and 2007 would have been decreased to RMB0.0413 and RMB0.0409 and RMB0.1413 and RMB0.1372, respectively. There are no tax exemption and tax relief for the year ended December 31, 2008.
Under the New Income Tax law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its “de facto management organization” located within the PRC. Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its “de facto management organization” located also outside of the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC. Under the New Enerprise Income Tax (“EIT”) Implementation Regulation, “de facto management organization” is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New Income Tax Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate. Uncertainties exist with respect to how the New EIT Law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of China should be treated as residents for New Income tax Law purposes. Even if one or more of its legal entities organized outside of China were characterized as China tax residents, none of them had profit; therefore, no significant impact would be expected on the net current tax payable balance and the net deferred tax balance.
If the entity were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by residents in the Hong Kong SAR, the withholding tax would be 5%.
Aggregate undistributed earnings of the Company’s subsidiaries and VIEs in the PRC that are available for distribution to the Company of approximately RMB383,789 as of December 31, 2008 are considered to be indefinitely reinvested under Accounting Principles Board option No. 23 “Accounting for Income Taxes — Special Areas”, and accordingly, no provision for has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB38,379.
Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting over tax basis, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIE affiliates because the Company believes such excess earnings can be distributed in a manner that would not be subject to tax.
(12)	Capital Structure
On July 13, 2007, the Company approved to issue 34,210,526 ordinary shares upon exercise of options by the Company’s executives.
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
No shares are issued for the year ended December 31, 2008.

(13)	Income (loss) per share
The computation of basic and diluted income (loss) per common share is as follows:

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Basic:
Net income	57,395	153,358	191,737

Weighted average number of ordinary shares outstanding	650,000,000	704,273,232	912,497,726

Basic income per common share	0.0883	0.2178	0.2101

Basic income per ADS	1.7660	4.3551	4.2025

Diluted:
Net income	57,395	153,358	191,737

Weighted average number of ordinary shares outstanding	650,000,000	704,273,232	912,497,726
Share options	5,970,000	11,376,718	4,837,664

Total	655,970,000	715,649,950	917,335,390

Diluted income per common share	0.0875	0.2143	0.2090

Diluted income per ADS	1.7500	4.2858	4.1803

(14)	Distribution of Profits
As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2008. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.
The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There are no appropriations to reserves by the Company other than the Company’s subsidiaries and VIEs in the PRC during any of the periods presented. Amounts contributed to the statutory reserves were RMB47,903 and RMB71,237 as of December 31, 2007 and 2008, respectively.
(15)	Related Party Transactions
The principal related party transactions for the years ended December 31, 2007 and 2008 are as follows:
a) Amounts due from related parties:

	At December 31,
	2007	2008
	RMB	RMB

Amount due from an affiliate company (i)	—	500
Amounts due from directors/officers (i)	—	1,593
Amounts due from minority shareholders (ii)	—	205,502

Total	—	207,595

b) Amounts due to related parties:

	At December 31,
	2007	2008
	RMB	RMB
Amount due to a shareholder (i)	369	369
Amounts due to minority shareholders (i)	—	10,598

Total	369	10,967

(i)
The amount due from an affiliate company, amounts due from directors/officers, amount due to a shareholder and amounts due to minority shareholders were unsecured, interest-free and repayable on demand.

(ii)
Amounts due from minority shareholders were unsecured, interest free and repayable on demand which include RMB200,000 receivables from Mr. Lin in relation to the acquisition of Beijing Datong and advances to minority shareholders. Mr. Lin is a minority shareholder and a key management of Beijing Datong. Included in the receivables of RMB 200,000 from Mr. Lin was a contingent consideration of RMB180,000 that was received subsequent to the year end date and may be required to return to Mr. Lin by nine installments based on performance target from years 2009 to 2011 as stipulated in the agreement. Also included in the RMB 200,000 receivable was RMB20,000 receivable from Mr. Lin who was committed to inject to Beijing Datong as working capital unilaterally within two years on the completion of selling Beijing Datong. An amount of RMB10,000 was received by Beijing Datong on March 3, 2009. The remaining RMB10,000 is expected to be settled within one year from the balance sheet date thus classified as current assets.

(16)	Commitments and Contingencies
The Group has several non-cancelable operating leases, primarily for office rent.
Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum operating lease payments as of December 31, 2008 are:

Minimum Lease
Payment
RMB
Year ending December 31:
2009	15,907
2010	11,743
2011	7,796
2012	2,031
2013	659

Total	38,136

Rental expenses incurred under operating leases for the years ended December 31, 2006, 2007 and 2008 amounted to RMB4,677, RMB7,926 , RMB12,864, respectively.
At December 31, 2007 and 2008, the Group had a commitment of RMB1,821 and RMB7,958, respectively, in connection with acquisition of office equipment that would be due in the following year.
The Group entered into various acquisition agreements which contain certain purchase considerations that are contingent upon future performance of the acquired companies. Refer to Note 3 for more detailed discussions.

(17)	Concentrations of Credit risk
Concentration risks
Details of the customers accounting for 10% or more of total net revenues are as follows:

	Year ended December 31,
	2006	% of sales	2007	% of sales	2008	% of sales
	RMB		RMB		RMB
PICC Property and Casualty Company Limited (“PICC”)	149,976	61%	148,879	33%	180,595	21%
China Pacific Property Insurance Co., Ltd.	*	*	68,240	15%	165,879	20%
Ping An Property & Casualty Insurance Company of China, Ltd (“Ping An”)	25,880	11%	50,422	11%	98,410	12%

	175,856	72%	267,541	59%	444,884	53%

*	Less than 10%
Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	At December 31,
	2007	%	2008	%
	RMB		RMB
Aviva-Cofco Life Insurance Co., Ltd.	4,511	25%	18,256	20%
PICC	4,549	25%	15,216	17%
Ping An	1,249	7%	12,445	14%

	10,309	57%	45,917	51%

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.
The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.
Substantially all of the Group’s revenues for the three years ended December 31, 2006, 2007 and 2008 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.
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

(18)	Non-Cash Transactions
The Group entered into the following non-cash activities:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Net assets (liabilities) acquired in connection with acquisitions of subsidiaries	7,703	(59)	20,000 (Note 15 (ii))
Considerations payable in connection with acquisition of subsidiaries	2,470	—	11,406
Payables for addition of office equipment, furniture and fixtures	—	—	4,652
(19)	Share-based Compensation
2008 Option
On November 21, 2008, the Company granted 32,000,000 share options to certain directors and employees of the Company (“2008 Options”). 30% of the options are vested on March 31, 2010 (“Option C1”), 30% of the options on March 31, 2011 (Option C2”), 20% of the options on March 31, 2012 (“Option C3”), and remaining 20% on March 31, 2013 (“Option C4”). The expiration date of the options is March 31, 2015. The option has an exercise price of RMB1.8967, equal to the fair value of the Company’s share price at the grant date, as determined by using the Black-Scholes option pricing model. There is no intrinsic value of the option as of the date of grant. For the year ended December 31, 2008, share-based compensation expense of RMB333 was recognized in connection with 2008 Option.
The assumptions used in determining the fair value of the 2008 Options were as follows:

	Option C1	Option C2	Option C3	Option C4
Weight average assumptions — expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.70%	3.71%	3.93%	4.07%
Expected life	3.86 years	4.36 years	4.86 years	5.36 years
Expected volatility	28.2%	28.9%	28.0%	27.6%
At December 31, 2008, no options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.
2007 Options
(a) Option A
On February 3, 2007, CISG granted share options (“2007 Option A”) to the Company’s former Chief Financial Officer, Mr. David Tang to purchase 547 or 5,473,684 (after the effect of 10,000-for-1 share exchange) ordinary shares. The shares grant represents 0.8% of the issued share capital of CISG on a fully diluted basis upon full exercise of all outstanding options. The options vest over two-year period, with 40% of the options vest upon public listing of the Company and 30% on each of the first and second anniversary of his employment. The options have an exercise price of RMB23,214 or RMB 2.3214 (after the effect of 10,000-for-1 share exchange) per share, equal to the fair value of CISG’s share price at the grant date, as determined by using the Black-Scholes option pricing model. The management of the Company determined the value of the Company’s share as of January 31, 2007, with the assistance of a third party valuation company. There is no intrinsic value of the option as of the date of grant.

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
On February 25, 2008, a resolution was passed to terminate the employment with Mr. David Tang. The effective day of the termination was April 1, 2008. An aggregate of 85% of options granted was vested to Mr. David Tang and immediately exercisable upon the termination of employment. All vested options to Mr. David Tang are deemed exercisable upon termination of employment and must be exercised prior to the valid date according the grant documents. If not exercised prior thereto, the vested options shall be expired and no longer be exercisable.
For the years ended December 31, 2007 and 2008, share-based compensation expense of RMB1,841 and RMB1,714 was recognized in connection with 2007 Option A, respectively.
(b) Option B
According to Board Resolution dated October 10, 2007, on October 31, 2007, the Company granted 42,000,000 share options (“2007 Option B”) to its employees to purchase common shares of the Company. Exercise price is USD0.8 per share. 40% of the options (“Option B1”) are vested on March 31,2009, 30% of the options (“Option B2”) on March 31, 2010, and remaining 30% (“Option B3”) on March 31, 2011. The expiration date of the options is March 31, 2014. The management of the Company determined the value of the Company’s share as of October 30, 2007 to be equal to the IPO price, which result in no intrinsic value of the option as of the date of grant.
The assumptions used in determining the fair value of the options were as follows:

	Option B1	Option B2	Option B3
Weight average assumptions — expected dividend yield	0%	0%	0%
Risk-free interest rate	3.81%	3.89%	3.97%
Expected life	3.92 years	4.42 years	4.92 years
Expected volatility	23.07%	23.29%	24.20%
For the years ended 2007 and 2008, share-based compensation expense of RMB3,196 and RMB43,612 was recognized in connection with 2007 Option B, respectively.
In December 2008, 30,804,500 of 2007 Option B were cancelled and share-based compensation expense amounting to RMB29,634, representing the remaining unamortized share-based compensation expenses for these options, was recognized and included in the total share-based compensation in connection with 2007 Option B.
2006 Plan
In January 2006, CISG adopted the 2006 Stock Option Plan and granted 3,421 stock options to the Company’s executives to purchase 3,421 or 34,210,526 (after the effect of 10,000-for-1 share exchange) ordinary shares at an exercise price of RMB8,741 or 0.8741 (after the effect of 10,000-for-1 share exchange) per share. The fair value of ordinary shares was RMB8,027 or 0.8027 (after the effect of 10,000-for-1 share exchange) per share at the date of the grant. The fair value was determined based on a retrospective valuation by an independent appraiser, using the discounted cash flow method, the income approach where by the present value of future expected net cash flows is calculated using a discounted rate. There was no intrinsic value of the option as of the date of grant. On December 31, 2006, all option holders for this group of options met the vesting requirements, and hence 3,421 options were fully vested as of December 31, 2006.

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
During the year ended December 31, 2007 and 2008, there were no share-based compensation expenses in connection with 2006 Stock Option Plan.
For the three years ended December 31, 2008, changes in the status of outstanding options were as follows (giving effects to the 10,000-for-1 share exchange):

		Weighted
	No. of Shares	average
	underlying	exercise price in	Aggregate
	options granted	RMB	Intrinsic Value
Balance at January 1, 2007	34,210,526	0.8741	—
Granted on February 3, 2007	5,473,684	2.3214	—
Granted on October 30, 2007	42,000,000	5.8437	—
Exercised	(34,210,526)	0.8741	—
Forfeited	—	—	—
Expired	—	—	—

Balance at December 31, 2007	47,473,684	5.4376	—
Granted on November 21, 2008	32,000,000	1.8967	—
Exercised	—	—	—
Cancelled	(30,804,500)	5.8437	—
Forfeited	(9,176,553)	5.5285	—

Balance at December 31, 2008	39,492,631	2.2305	—

Exercisable at December 31, 2008	4,652,631	2.3214	—

Shares reserved for future grants	136,874,658	—	—

As of December 31, 2008, there were totally 34,840,000 outstanding unvested options. As of December 31 2008, there was RMB20,929 of total unrecognized compensation cost related (2007: RMB64,501) to non-vested share options granted in 2007 and 2008.
The following table summarizes information about the Company’s share option plans for the years ended December 31, 2006, 2007 and 2008:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Weighted-average grant-date fair value of options granted	0.1030	1.5638	0.5790
Total intrinsic value of options exercised	7,441	—	—
Total fair value of shares vested	3,562	5,037	3,414

The following table summarizes information about the Company’s stock option plans at December 31, 2008:

		Weighted Average
		Remaining
		Contractual Life	Weighted average
	Options outstanding	(yrs)	exercise price RMB	Options Exercisable
2008 Options	32,000,000	5.1	1.8967	—
2007 Option A	4,652,631	8.0	2.3214	4,652,631
2007 Option B	2,840,000	3.8	5.8437	—
(20)	Restricted net assets
Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. As of December 31, 2007 and 2008, the Company had restricted net assets of RMB363,101 and RMB1,021,568, respectively, which were not eligible to be distributed. These amounts were comprised of the registered capital of the Company’s PRC subsidiaries and the statutory reserves disclosed in Note 14.
(21)	Segment Reporting
Based on the criteria established by SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, the Company currently operates in four principal operating segments: P&C, Life, Claims adjusting and Datong . Business segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.
During the year ended December 31, 2008, the Company’s revenue increased significantly through acquisitions. In addition, some of the new acquired entities are involved in business that is new to the Group. As a result, the Company now allocates resources and assesses performance based on the four operating segments and report four operating segments as compared to one in the prior years. The revised segment reporting is reflected throughout the consolidated financial statements for all periods presented. Historical figures are presented in a manner that is consistent with the revised segment reporting.
The principle activities of the four reportable operating segments are as follows:
(1) P&C segment
This segment provides brokerage and agency services of property and casualty insurance products.
(2) Life segment
This segment comprises VIEs which mainly provide life insurance brokerage and agency services.
(3) Claims adjusting segment
This segment provides pre-underwriting survey, claim adjusting, disposal of residual value, loading and unloading supervision and consulting services.
(4) Datong segment
Datong segment is engaged in providing life insurance brokerage and agency services. The Group considers Datong as a separate segment as the target customers is different from the life segment and its performance will be reviewed by management individually.
The following table shows our operations by business segment for the years ended December 31, 2006, 2007 and 2008. Other includes expenses not allocated to reportable segments and corporate related items.

Reconciliations of Reportable Segment Revenues, Profit or Loss, and Assets

	Year ended December 31
	2006	2007	2008	2008
	RMB	RMB	RMB	US$

Net revenues
P&C	217,308	384,521	599,353	87,849
Life	29,241	63,624	154,174	22,598
Claims Adjusting	—	—	89,012	13,047
Datong	—	—	1,423	208

Total	246,549	448,145	843,962	123,702

Operating costs and expenses
P&C	140,012	214,268	319,776	46,871
Life	24,035	59,672	127,634	18,708
Claims Adjusting	—	—	70,961	10,401
Datong	—	—	5,837	856
Others	32,436	36,301	109,954	16,116

Total	196,483	310,241	634,162	92,952

	Year ended December 31
	2006	2007	2008	2008
	RMB	RMB	RMB	US$

Net income from operations
P&C	77,233	170,253	279,577	40,978
Life	5,211	3,952	26,540	3,890
Claims Adjusting	—	—	18,051	2,646
Datong	—	—	(4,414)	(648)
Others	(32,378)	(36,301)	(109,954)	(16,116)

Total	50,066	137,904	209,800	30,750

Segment assets
P&C	290,254	350,759	749,253	109,820
Life	52,154	56,409	106,796	15,653
Claims Adjusting	—	—	137,052	20,088
Datong	—	—	48,117	7,053
Others	37,214	1,232,996	1,005,297	147,350

Total	379,622	1,640,164	2,046,515	299,964

(22)	Subsequent events
(a) On January 13, 2009, a VIE of the Group, Beijing Datong entered into an agreement with Datong Chuangfu Insurance Agency Co., Ltd. to jointly set up Shangdong Datong Insurance Agency Co., Ltd (“Shangdong Datong”) in Shandong province. Shangdong Datong is 60% held by Beijing Datong.
(b) On January 16, 2009, Beijing Datong entered into an agreement with Datong Chuangfu Insurance Agency Co., Ltd to jointly set up Henan Datong Insurance Agency Co., Ltd (“Henan Datong”) in Henan Province. Henan Datong is 60% held by Beijing Datong.
(c) On March 31, 2009, the Company announced that it has entered into a definitive agreements to acquire an additional 41% equity interest in Hangzhou Fanhua Zhixin Insurance Agency Co., Ltd. (“Zhixin”) bringing its shareholdings from 10% to 51% and an additional 46% equity interest in Zhengzhou Fanhua Anlian Insurance Agency Co., Ltd. (“Anlian”) bringing its shareholdings from 5% to 51%. The additional equity interest in Zhixin and Anlian were purchased at a total consideration of RMB140 million. These transactions were closed in the second quarter of 2009.
(d) On March 9, 2009, the Company granted 10 million share options to certain directors and employees of the Company. 30% of the options are vested on March 31, 2010, 30% of the options on March 31, 2011, 20% of the options on March 31, 2012, and the remaining 20% on March 31, 2013. The expiration date of the options is March 31, 2015. The option has an exercise price of US$0.336 equal to the fair value of the Company’s share price at the grant date, which was calculated using the Black-Scholes option pricing model.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY
CNINSURE INC.
Balance Sheets
(In thousands, except for shares and per share data)

	As of December 31,
	2007	2008	2008
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,073,798	328,815	48,196
Other receivables	4,602	2,598	381
Amounts due from subsidiaries	144,656	809,549	118,658

Total current assets	1,223,056	1,140,962	167,235

Non-current asset:
Investment in subsidiaries	347,869	623,263	91,353

Total assets	1,570,925	1,764,225	258,588

LIABILITY AND SHAREHOLDERS’ EQUITY:
Current liability:
Other payables	4,013	12,577	1,843

Total current liability	4,013	12,577	1,843

Common stock (Authorized shares:
10,000,000,000 at US$0.001 each; issued and outstanding shares: 912,497,726 at December 31, 2007 and 2008)	7,036	7,036	1,031
Additional paid-in capital	1,621,064	1,666,723	244,298
Statutory reserves	47,903	71,237	10,441
Retained earnings (Accumulated deficit)	(87,941)	80,462	11,794
Accumulated other comprehensive loss	(21,150)	(73,810)	(10,819)

Total shareholders’ equity	1,566,912	1,751,648	256,745

Total liability and shareholders’ equity	1,570,925	1,764,225	258,588

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY
(CONTINUED)
CNINSURE INC.
Statements of Operations
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2007	2008	2008
	RMB	RMB	US$
General and administrative expenses	(10,166)	(63,757)	(9,345)
Interest income	9,186	17,089	2,505
Equity in earnings of subsidiaries	154,338	238,405	34,943

Net income	153,358	191,737	28,103

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY
(CONTINUED)
CNINSURE INC.
Statements of Shareholders’ Equity and Comprehensive Loss
(In thousands, except for shares and per share data)

	Share Capital
				Subscription		(Accumulated	Accumulated
			Additional	receivable		deficit)	other
	Number of		Paid-in	from	Statutory	retained	comprehensive		Comprehensive
	Share	Amounts	Capital	shareholder	Reserves	earnings	loss	Total	income (loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2006	650,000,000	5,073	369,781	—	24,279	(109,370)	(179)	289,584
Issuance of common share	262,497,726	1,963	1,246,246	—	—	—	—	1,248,209
Cumulative effect of adoption of FIN 48	—	—	—	—	—	(305)	—	(305)
Share-based compensation	—	—	5,037	—	—	—	—	5,037
Net income	—	—	—	—	—	153,358	—	153,358	153,358
Dividends	—	—	—	—	—	(108,000)	—	(108,000)
Provision for statutory reserves	—	—	—	—	23,624	(23,624)	—	—
Foreign currency translation	—	—	—	—	—	—	(20,971)	(20,971)	(20,971)

Balance at December 31, 2007	912,497,726	7,036	1,621,064	—	47,903	(87,941)	(21,150)	1,566,912	132,387

Share-based compensation	—	—	45,659	—	—	—	—	45,659	—
Net income	—	—	—	—	—	191,737	—	191,737	191,737
Provision for statutory reserves	—	—	—	—	23,334	(23,334)	—	—	—
Foreign currency translation	—	—	—	—	—	—	(52,660)	(52,660)	(52,660)

Balance at December 31, 2008	912,497,726	7,036	1,666,723	—	71,237	80,462	(73,810)	1,751,648	139,077

Balance at December 31, 2008 in US$		1,031	244,298	—	10,441	11,794	(10,819)	256,745	20,385

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY
(CONTINUED)
CNINSURE INC.
Statements of Cash Flows
(In thousands, except for shares and per share data)

	At December 31
	2007	2008	2008
	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	153,358	191,737	28,103
Adjustment to reconcile net loss to net cash generated from operating activities:
Equity in earnings of subsidiaries	(154,338)	(238,405)	(34,943)
Compensation expense associated with stock options	5,037	45,659	6,692
Changes in operating assets and liabilities:
Other receivables	(4,602)	2,004	293
Other payables	4,013	8,564	1,255

Net cash generated from operating activities	3,468	9,559	1,400

Cash flows from investing activities:
Increase in investment in subsidiaries	(12,252)	(36,989)	(5,422)
Advances to subsidiaries	(144,656)	(664,893)	(97,454)
Dividend income from subsidiaries	140,000	—	—

Net cash used in investing activities	(16,908)	(701,882)	(102,876)

Cash flows from financing activities:
Proceeds from share issuances	1,248,209	—	—
Dividends paid	(140,000)	—	—

Net cash generated from financing activities	1,108,209	—	—

Net increase (decrease) in cash and cash equivalents	1,094,769	(692,323)	(101,476)
Cash and cash equivalents at beginning of year	—	1,073,798	157,391
Effect of exchange rate changes on cash and cash equivalents	(20,971)	(52,660)	(7,719)

Cash and cash equivalents at end of year	1,073,798	328,815	48,196

Note to Schedule 1
Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as if the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2008, RMB1,021,568 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company has been presented for the years ended December 31, 2007 and 2008.
CISG undertook a separate restructuring in anticipation of an initial public offering involving a holding company (the “Company”) that was incorporated in the Cayman Islands on April 10, 2007. The Company became the ultimate holding company upon completion of a 10,000-for-1 share exchange with the existing shareholders of CISG on July 31, 2007. The exchange was accounted for as a reverse merger on the basis that CISG was the accounting acquirer.

EXHIBIT INDEX

Exhibit Number		Description of Document

1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

1.2
Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 18, 2008 (incorporated by reference to Exhibit 99.2 of our report on Form 6-K furnished to the Commission on December 22, 2008)

2.1
Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

2.2
Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

2.3
Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.1		2007 Share Incentive Plan (as amended and restated effective December 18, 2008) (incorporated by reference to Exhibit 99.3 of our report on Form 6-K furnished to the Commission on December 22, 2008)

4.2
Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.3
Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.4	*	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant

4.5
English translation of Form of Loan Agreement between Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (previously known as Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.) and each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) (incorporated by reference to Exhibit 10.6 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.6
English translation of Form of Equity Pledge Agreement among Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) and Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) (incorporated by reference to Exhibit 10.7 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.7
English translation of Form of Irrevocable Power of Attorney issued by each shareholder of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 10.8 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.8
English translation of Form of Exclusive Purchase Option Agreement among Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.), and Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) (incorporated by reference to Exhibit 10.9 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

Exhibit Number		Description of Document

4.9
English translation of Form of Trademark Licensing Agreement between Beijing Ruisike Management Consulting Company Limited and some of the insurance agency and brokerage subsidiaries of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 10.12 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.10
English translation of Form of Employment Agreement between an acquired company and its founder (incorporated by reference to Exhibit 10.13 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.11
English translation of Form of Technology Consulting and Service Agreement between Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. and some of the insurance intermediary subsidiaries of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Commission on June 20, 2008)

4.12
English translation of Form of Consulting and Service Agreement between Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (formerly known as Haidileji Enterprise Image Planning (Shenzhen) Co., Ltd.) and some of the insurance intermediary subsidiaries of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Commission on June 20, 2008)

4.13	*
English translation of Form of Credit and Liability Transfer Agreement among a former shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.), Mr. Peng Ge and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd.

4.14	*	English translation of Share Transfer Agreement between CISG Holdings Ltd and Keep High Holdings Limited

4.15	*	English translation of Shareholders Agreement among Guangdong Meidiya Investment Co., Ltd., Mr. Keping Lin and Chendu Mingxia Industrial Co., Ltd.

8.1	*	Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Maples and Calder

15.2	*	Consent of Commerce & Finance Law Offices

15.3	*	Consent of Deloitte Touche Tohmatsu

*	Filed with this Annual Report on Form 20-F