Form 20-F
period 2009-12-31
CNINSURE INC.
filed 2010-05-07
CIK 1413855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009.
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
22/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
(Address of principal executive offices)
Peng Ge, Chief Financial Officer
Tel: +86 20 6122-2777
E-mail: gepeng@cninsure.net
Fax: +86 20 6126-2893
22/F, Yinhai Building
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
912,497,726 ordinary shares, par value US$0.001 per share as of December 31, 2009
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
The following selected consolidated statements of operations data for the three years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated financial data for the years ended, and as of, December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report.
In this annual report, our consolidated financial information for 2005 through 2009 refers collectively to our consolidated financial information for the years ended December 31, 2005, 2006, 2007, 2008 and 2009. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	(As	(As	(As	(As
	adjusted)(1)	adjusted)(1)	adjusted)(1)	adjusted)(1)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except shares, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues:
Commissions and fees	142,520	245,652	446,929	843,107	1,154,090	169,075
Other service fees	1,179	897	1,216	855	761	112

Total net revenues	143,699	246,549	448,145	843,962	1,154,851	169,187

Operating costs and expenses:
Commissions and fees	(65,752)	(133,076)	(232,550)	(436,803)	(579,911)	(84,957)
Selling expenses	(5,527)	(11,288)	(9,514)	(17,328)	(49,498)	(7,252)
General and administrative expenses(2)	(78,879)	(52,119)	(68,177)	(180,031)	(199,246)	(29,190)

Total operating costs and expenses	(150,158)	(196,483)	(310,241)	(634,162)	(828,655)	(121,399)

Income (loss) from operations	(6,459)	50,066	137,904	209,800	326,196	47,788
Other income (expense), net:
Gain on disposal of investment in a subsidiary	—	—	—	525	—	—
Investment income	—	—	—	—	18,905	2,770
Interest income	445	5,364	16,235	47,967	33,299	4,878
Interest expense	(19)	(34)	(25)	(95)	(4)	(1)
Others, net	(15)	5	(2)	(28)	1,408	206
Changes in fair value of contingent consideration payables	—	—	—	—	(5,946)	(871)

Net income (loss) before income taxes and income of affiliates	(6,048)	55,401	154,112	258,169	373,858	54,770
Income tax benefit (expense)	(672)	573	(3,178)	(62,438)	(95,618)	(14,008)
Share of income of affiliates	—	—	—	135	774	114

Net income (loss)	(6,720)	55,974	150,934	195,866	279,014	40,876
Less: Net income (loss) attributable to the noncontrolling interests	(27)	(1,421)	(2,424)	4,129	(21,827)	(3,197)

Net income (loss) attributable to the Company’s shareholders	(6,693)	57,395	153,358	191,737	300,841	44,073

Net income (loss) per share (giving effect to the 10,000-for-1 share exchange in 2007):
Basic	(0.0139)	0.0883	0.2178	0.2101	0.3297	0.0483
Diluted	(0.0139)	0.0875	0.2143	0.2090	0.3241	0.0475
Net income (loss) per ADS:
Basic	(0.2780)	1.7660	4.3551	4.2025	6.5938	0.9660
Diluted	(0.2780)	1.7500	4.2858	4.1803	6.4815	0.9495
Shares used in calculating net income (loss) per share (giving effect to the 10,000-for-1 share exchange in 2007):
Basic	482,770,000	650,000,000	704,273,232	912,497,726	912,497,726	912,497,726
Diluted	482,770,000	655,970,000	715,649,950	917,335,390	928,312,312	928,312,312
Dividends declared per share(3)	523	585	0.1023	—	0.075	0.011

(1)	Effective January 1, 2009, we adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 810 (“ASC 810”), Noncontrolling Interests, (formerly FASB Statement (“SFAS”) No. 160, Non-controlling Interests in Consolidated Financial Statements). As a result, revised presentation and disclosure requirements were applied retrospectively to all periods presented, requiring noncontrolling interests to be separately presented as a component of shareholders’ equity on the consolidated balance sheets. The balance sheet data as of December 31, 2007 and 2008 were extracted from the Form 20-F for the year ended December 31, 2008, as adjusted to give the effect of the adoption of ASC 810.

(2)	Share-based compensation expenses included in our general and administrative expenses were RMB56.5 million, RMB24.1 million, RMB5.0 million, RMB45.7 million and RMB7.6 million (US$1.1 million) in 2005, 2006, 2007, 2008 and 2009, respectively.

(3)	The 2004 and 2005 dividends were declared in 2006 and the 2006 and 2007 dividends were declared in 2007. These dividends were not paid at the time they were declared. In 2007, we paid all of the previously declared but unpaid dividends totaling approximately RMB140.0 million. The per-share amounts for 2004, 2005 and 2006 were determined based on the number of shares of CISG Holdings Ltd. outstanding as of the respective record dates for the dividends declared, without giving effect to the 10,000-for-1 share exchange in July 2007. Dividend of US$0.22 per ADS was declared on May 21, 2009, payable to our shareholders of record as of the close of business on June 26, 2009.

	As of December 31,
	2005	2006	2007	2008	2009
	(As adjusted) (1)	(As adjusted) (1)	(As adjusted) (1)	(As adjusted) (1)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	174,634	223,926	1,544,817	1,510,432	1,457,890	213,582
Total current assets	281,752	355,703	1,608,256	1,876,883	1,727,499	253,080
Total assets	286,736	379,622	1,640,164	2,046,515	2,545,965	372,986
Total current liabilities	43,049	75,524	53,337	190,222	337,648	49,466
Total liabilities	43,370	76,321	54,928	200,444	359,260	52,632
Noncontrolling interests	2,423	13,717	18,324	94,423	194,897	28,553
Total shareholders’ equity	243,366	303,301	1,585,236	1,846,071	2,186,705	320,354
Total liabilities and shareholders’ equity	286,736	379,622	1,640,164	2,046,515	2,545,965	372,986

(1)	Effective January 1, 2009, we adopted FASB ASC 810 Noncontrolling Interests (formerly FASB No. 160, Noncontrolling Interests in Consolidated Financial Statements). As a result, revised presentation and disclosure requirements were applied retrospectively to all periods presented, requiring noncontrolling interests to be separately presented as a component of stockholders’ equity on the consolidated balance sheets. The balance sheet data as of December 31, 2007 and 2008 were extracted from the annual report on Form 20-F for the years ended December 31, 2007 and 2008, as adjusted to give effect to the adoption of ASC 810. The balance sheet data as of December 31, 2005 and 2006 were extracted from the registration statement on Form F-1 dated October 10, 2007, as adjusted to give effect to the adoption of ASC 810.
Exchange Rate Information
Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in effect as of December 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 30, 2010, the noon buying rate was RMB6.8247 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	Noon Buying Rate
	(RMB per US$1.00)
	Period
Period	End	Average(1)	Low	High
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B.	Capitalization and Indebtedness
Not Applicable.
C.	Reasons for the Offer and Use of Proceeds
Not Applicable.
D.	Risk Factors
Risks Related to Our Business and Our Industry
Our limited operating history, especially our limited experience in distributing life insurance products and providing claims adjusting services, may not provide an adequate basis to judge our future prospects and results of operations.
We have a limited operating history. We commenced our insurance intermediary business in 1999 by distributing automobile insurance products and expanded our offerings to other types of property and casualty insurance products in 2002. We started distributing individual life insurance products in January 2006 and began providing insurance claims adjusting services in 2008. Life insurance products accounted for 10.3%, 14.3% and 20.0% of our total net revenues in 2007, 2008 and 2009, respectively. Claims adjusting services accounted for 10.6% and 12.2% of our total net revenues in 2008 and 2009, respectively. While we regard life insurance distribution and claims adjusting services as two major areas of our future growth strategy, we cannot assure you that our efforts to further develop these businesses will be successful. If our life insurance distribution and claims adjusting businesses fail to grow, our future growth will be significantly affected. In addition, our limited operating history, especially our limited experience in selling life insurance products and providing claims adjusting services, may not provide a meaningful basis for you to evaluate our business, financial performance and prospects.

If we are unable to successfully expand into the consumer financial services sector, our business and results of operations may be adversely affected.
In October 2009, we made an investment in Sincere Fame International Limited, or Sincere Fame, which owns 100% of the equity interest in China Financial Services Group Limited, or CFSG, a consumer credit brokerage company specializing in the distribution of personal loans and residential mortgage loans for commercial banks. This investment marked our expansion into the consumer financial services sector, and we plan to continue our expansion in this sector in the future. However, our efforts to develop this new business may not be successful or yield the benefits that we anticipate due to our limited experience in distributing non-insurance related financial services and products. In addition, our expansion may subject us to risks associated with operating in the consumer financial services sector in China, such as changes in policies over bank lending as well as competition from other consumer credit brokerage companies. Currently, changes in regulations for the consumer credit brokerage industry may impose burdensome approval, licensing or other requirements on CFSG and its affiliated subsidiaries. Any failure to successfully identify, execute and integrate acquisitions, investments, joint ventures and alliances as part of our expansion into the consumer financial services sector may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.
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
We commenced our insurance intermediary business in 1999 and have expanded our operations substantially in recent years. Our distribution and service networks expanded from one company in one province to 49 insurance agencies, three brokerages and four claims adjusting firms in 23 provinces as of April 15, 2010. Meanwhile, we have broadened our service offerings from the distribution of only automobile insurance products to cover a wide variety of property and casualty insurance and life insurance products, and insurance claims adjusting services. We anticipate continued growth in the future through multiple means. Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. To manage and support our continued growth, we must continue to improve our operational, administrative, financial and technological systems, procedures and controls, and expand, train and manage our growing employee and agent base. Furthermore, our management will be required to maintain and expand our relationships with insurance companies, other insurance intermediaries, regulators and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to effectively and efficiently manage our expansion could materially and adversely affect our ability to capitalize on new business opportunities, which in turn could have a material adverse effect on our results of operations.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates, which could adversely affect our growth.
Since our initial public offering in October 2007, we have significantly expanded our operations through a number of acquisitions. We expect a significant portion of our future growth to come from acquisitions of high-quality independent insurance agencies, brokerages and claims adjusting firms. There is no assurance that we can successfully identify suitable acquisition candidates, especially in those provinces where we do not yet have a presence. Even if we identify suitable candidates, we may not be able to complete an acquisition on terms that are commercially acceptable to us. In addition, we compete with other entities to acquire high-quality independent insurance agencies, brokerages and claims adjusting firms. Many of our competitors may have substantially greater financial resources than we do and may be able to outbid us for these acquisition targets. If we are unable to complete acquisitions, our growth strategy may be impeded and our earnings or revenue growth may be negatively affected.
If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.
Even if we succeed in acquiring other insurance agencies, brokerages and claims adjusting firms, our ability to integrate an acquired entity and its operations is subject to a number of factors. These factors include difficulties in the integration of acquired operations and retention of personnel, especially the sales agents who are not employees of the acquired company, entry into unfamiliar markets, unanticipated problems or legal liabilities, and tax and accounting issues. The need to address these factors may divert management’s attention from other aspects of our business and materially and adversely affect our business prospects. In addition, costs associated with integrating newly acquired companies could negatively affect our operating margins.
Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the insurance products in which a company specializes, the loss of key clients after the acquisition closes, general economic factors that impact a company in a direct way and the cultural incompatibility of an acquired company’s management team with us. If an acquired company can not be operated at the same profitability level as our existing operations, the acquisition would have a negative impact on our operating margin. Our inability to successfully integrate an acquired entity or its failure to perform to our expectations may materially and adversely affect our business, prospects, results of operations and financial condition.
If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.
When we acquire a business, a substantial portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable tangible assets acquired. As of December 31, 2009, goodwill represented RMB535.9 million (US$78.5 million), or 24.5% of our total shareholders’ equity, and other net intangible assets represented RMB81.5 million (US$11.9 million), or 3.7% of our total shareholders’ equity. Under current accounting standards, if we determine that goodwill or intangible assets are impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. As we implement our growth strategy through acquisitions, goodwill and intangible assets may comprise an increasingly larger percentage of our shareholders’ equity. As such, any write-down related to such goodwill and intangible assets may adversely and materially affect our shareholders’ equity and financial results.
Because the commission and fee revenue we earn on the sale of insurance products is based on premiums and commission and fee rates set by insurance companies, any decrease in these premiums or commission and fee rates may have an adverse effect on our results of operations.
We are engaged in the insurance agency, brokerage and claims adjusting business and derive revenues primarily from commissions and fees paid by the insurance companies whose policies our customers purchase and to whom we provide claims adjusting services. The commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge or the amount recovered from insurance companies. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies. These factors, which are not within our control, include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products such as government benefits and self-insurance plans, as well as the tax deductibility of commissions and fees and the consumers themselves. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by China Insurance Regulatory Commission, or the CIRC.

Because we do not determine, and cannot predict, the timing or extent of premium or commission and fee rate changes, we cannot predict the effect any of these changes may have on our operations. Since China’s entry into the WTO in December 2001, intense competition among insurance companies has led to a gradual decline in premium rate levels of some property and casualty insurance products. Although such decline may stimulate demand for insurance products and increase our total sales volume, it also reduces the commissions and fees we earn on each policy sold. Any decrease in premiums or commission and fee rates may significantly affect our profitability. In addition, our budget for future acquisitions, capital expenditures and other expenditures may be disrupted by unexpected decreases in revenues caused by decreases in premiums or commission and fee rates, thereby adversely affecting our operations.
Competition in our industry is intense and, if we are unable to compete effectively, we may lose customers and our financial results may be negatively affected.
The insurance intermediary industry in China is highly competitive, and we expect competition to persist and intensify. In insurance product distribution, we face competition from insurance companies that use their in-house sales force and exclusive sales agents to distribute their products, and from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships, as well as from other professional insurance intermediaries. In our claims adjusting business, we primarily compete with other independent claims adjusting firms. We compete for customers on the basis of product offerings, customer services and reputation. Many of our competitors have greater financial and marketing resources than we do and may be able to offer products and services that we do not currently offer and may not offer in the future. If we are unable to compete effectively against those competitors, we may lose customers and our financial results may be negatively affected.
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
We primarily act as agents for insurance companies in distributing their products to retail customers. We also provide claims adjusting services principally to insurance companies. Our relationships with the insurance companies are governed by agreements between us and the insurance companies. Most of the contracts with our major insurance company partners for the distribution of life insurance products are entered into at the corporate headquarters level. While this approach allows us to obtain more favorable terms from insurance companies by combining the sales volumes of our affiliated insurance agencies and brokerages, it also means that the termination of a major contract could have a material adverse effect on our life insurance business. Our contracts for the distribution of property and casualty insurance and the provision of claims adjusting services are primarily entered into at a local level between the respective provincial, city and district branches of the insurance companies and our affiliated insurance agencies, brokerages and claims adjusting firms. Generally, each branch of these insurance companies has independent authority to enter into contracts with our affiliated insurance agencies, brokerages and claims adjusting firms, and the termination of a contract with one branch has no significant effect on our contracts with the other branches. See “Item 4.B. Information on the Company—Business Overview—Insurance Company Partners.” These contracts establish, among other things, the scope of our authority, the pricing of the insurance products we distribute and our fee rates. These contracts typically have a term of one year and some of them can be terminated by the insurance companies with little advance notice. Moreover, before or upon expiration of a contract, the insurance company that is a party to that contract may agree to renew it only with changes in its terms, including the amount of commissions and fees we receive, which could reduce our revenues from that contract.

For the year ended December 31, 2009, our top five insurance company partners were PICC Property and Casualty Company Limited, or PICC, China Pacific Property Insurance Co., Ltd., or CPIC, Ping An Property & Casualty Insurance Company of China, Ltd., or Ping An, AVIVA-COFCO Life Insurance Co., Ltd., or AVIVA-COFCO, and Tian Ping Auto Insurance Co., Ltd., or Tian Ping. Among them, PICC, CPIC and Ping An each accounted for more than 10% of our total net revenues in 2009, with PICC accounting for 19.6%, CPIC accounting for 17.0% and Ping An accounting for 12.1%. The termination of our contracts with insurance companies that in aggregate account for a significant portion of our business, or changes to material terms of these contracts, could adversely affect our business and operating results.
Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.
We currently operate through affiliated insurance agencies, brokerages and claims adjusting firms located in 23 provinces in China. These companies report their results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of negative business developments such as loss of relationship with insurance companies, regulatory inquiries or any other negative events, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.
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
Our future success depends heavily upon the continuing services of the members of our senior management team and other key personnel, in particular Mr. Yinan Hu, our chairman and chief executive officer, Mr. Qiuping Lai, our president, Mr. Peng Ge, our chief financial officer, Mr. Feng Jin, our chief operating officer and chief information officer, Mr. Chunlin Wang, the head of our property and casualty business unit, and Mr. Chengbin Li, the head of our life insurance business unit. If one or more of our senior executives or other key personnel, are unable or unwilling to continue in their present positions, we may not be able to replace them easily, or at all. As such, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. As is customary in the PRC, we do not have insurance coverage for the loss of our senior management team or other key personnel.
In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, sensitive trade information and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us which contains confidentiality and non-competition provisions. These agreements generally have an initial term of three years, and are automatically extended for successive one-year terms unless terminated earlier pursuant to the terms of the agreement. See “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements” for a more detailed description of the key terms of these employment agreements. If any disputes arise between any of our senior executives or key personnel and us, we cannot assure you of the extent to which any of these agreements may be enforced.

Sales agent and employee misconduct is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.
Sales agent and employee misconduct could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:
•	making misrepresentation when marketing or selling insurance products to customers;
•	hindering insurance applicants from making full and accurate mandatory disclosures or inducing applicants into make misrepresentations;
•	hiding or falsifying material information in relation to the insurance contracts;
•	fabricating or altering insurance contracts without authorization from relevant parties, selling false policies, or providing false documents on behalf of the applicants;
•	falsifying insurance agency business or fraudulently returning insurance policies to obtain commissions;
•	colluding with applicants, insured, or beneficiaries to obtain insurance benefits;
•	engaging in false claims; or
•	otherwise not complying with laws and regulations or our control policies or procedures.
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
All of our personnel who engage in insurance agency, brokering and claims adjusting activities are required under relevant PRC regulations to obtain a qualification certificate from the CIRC in order to conduct insurance agency, brokering or claims adjusting business. See “Item 4.B. Information on the Company—Business Overview—Regulation.” In addition, we understand that the CIRC requires that every individual agent carry the qualification certificate and other credentials showing specific information when conducting agency business. Under the relevant PRC regulations, an insurance agency, brokerage or claims adjusting firm that retains unqualified personnel to engage in insurance intermediary activities may be fined up to RMB10,000. As of April 15, 2010, approximately 83.5% of our sales professionals had received a qualification certificate. If more local CIRC agencies were to strictly enforce these regulations in the future, and if a substantial number of our sales forces remain unqualified, our business may be adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance professionals to obtain the necessary CIRC qualification certificate. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

The implementation of the recently proposed insurance sales system reform involves substantial uncertainties and the fee-based revenue scheme adopted by several of our affiliated property and casualty insurance agencies may be subject to challenge by the PRC tax authorities.
The CIRC issued a consultation paper for opinions on the reform of insurance sales system in June 2009, which aims to replace the pyramid structure commonly used in insurance industry organization with a retail distribution system in order to clarify the employment status of all insurance agents. Under this consultation paper, all insurance salespersons may become (i) employees of insurance companies or insurance intermediaries; (ii) employees of labor services companies, who are engaged to provide labor services to insurance companies; or (iii) individual sales agents, including independent sales agents who are allowed to register as sole-proprietors or partnership companies and who may sell insurance products on behalf of a variety of insurance companies, as well as insurance sales agents who are allowed to register as self-employed industrial and commercial households and may sell insurance products on behalf of one insurance company only. The reform is expected to be completed within five years. Currently there are no regulations setting forth the procedures for the registration of individual sales agents. The implementation and development of this insurance sales reform involves substantial uncertainties.
In response to the consultation paper, we submitted a proposal to the CIRC in June 2009 with respect to our pilot experiment and our trial fee-based revenue scheme. Under our proposal, individual insurance agents will be entitled to receive fees from insurance companies directly while we will become a platform service provider for sales agents and insurance companies and be compensated by platform service fees. In contrast, historically we have received commissions from insurance companies and we have paid fees to insurance salespersons out of these commissions. This has created a double taxation issue as we are required to pay business tax for the commissions we receive from the insurance companies and those insurance salespersons are also required to pay income tax for the fees that they receive from us.
As part of the pilot experiment proposal we submitted to the CIRC, with the approval from the CIRC, several of our affiliated property and casualty insurance agencies have adopted a trial revenue scheme since the second quarter of 2009. Under this scheme, only the platform service fees that we receive from insurance companies will be recognized as revenue and subject to business tax. As of April 15, 2010, with the written approval from the CIRC, five of our affiliated entities located in Tianjin and Zhejiang, Henan, Fujian and Hunan provinces have implemented the trial fee-based revenue scheme. Although tax authorities in Hunan, Jiangsu and Zhejiang provinces have adopted regulations to avoid double taxation, it is uncertain whether and when such regulations will be adopted by other provinces. If the PRC tax authorities determine that the tax liability assessment of those five affiliated entities under the trial revenue scheme is inappropriate, the business tax liabilities of our affiliated entities could increase and our affiliated entities may be subject to fines for tax underpayment, which may materially adversely affect our results of operations.
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
China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry. For example, under the provisions for administration of professional insurance agencies and brokerages adopted on September 18, 2009, insurance agencies and brokerage companies are required to increase their guaranty deposit, which generally cannot be withdrawn without the CIRC’s approval, when they open any new branches. Furthermore, pursuant to the provisions, the minimum registered capital requirements for insurance agencies, brokerages and claims adjusting firms have been increased substantially. See “Item 4.B. Information on the Company—Business Overview—Regulation.” Insurance agencies, brokerages and claims adjusting firms that have been established before October 1, 2009 will be given a three-year phase-in period until October 1, 2012 to meet the new minimum registered capital requirement. Such increase would reduce the amount of cash available for other business purposes. In addition, according to the Insurance Law amended on February 28, 2009, sole-proprietor insurance agencies are now allowed. This change may lead to intensified competition among insurance agencies. Such development of regulations could materially and adversely affect our business and results of operations.

We have conducted some of our business through four of our subsidiaries, which do not possess insurance agency or brokerage licenses.
Four of our subsidiaries run our operating platform and maintain our customer database. In addition, they have provided information about potential customers to insurance companies, which paid fees to these subsidiaries if these customers purchased insurance policies. Our PRC counsel, Commerce & Finance Law Offices, has informed us that in its opinion, the provision of customer information to and the collection of fees from insurance companies by our subsidiaries comply with existing PRC laws and regulations. We cannot assure you, however, that the relevant PRC regulatory authorities will not take a view contrary to ours or that of our PRC counsel. If the CIRC clarifies existing regulations on insurance agencies and brokerages or adopts new regulations that classify the provision of customer information to insurance companies as a form of insurance agency or brokerage services, our subsidiaries may be deemed to have engaged in insurance agency or brokerage services without proper license and as a result, we may be subject to administrative penalties, which may have a material adverse effect on our results of operations.
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
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2009. See “Item 15. Controls and Procedures.” However, there is no assurance that we will be able to maintain effective internal controls over financial reporting in the future. If we fail to do so, we may not be able to produce reliable financial reports and prevent fraud. Moreover, if we were not able to conclude that we have effective internal controls over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
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
Our business is highly dependent on the ability of our information technology systems to timely process a large number of transactions across different markets and products at a time when transaction processes have become increasingly complex and the volume of such transactions is growing rapidly. The proper functioning of our financial control, accounting, customer database, customer service and other data processing systems, together with the communication systems of our various subsidiaries and consolidated affiliated entities and our main offices in Guangzhou, is critical to our business and to our ability to compete effectively. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.
If we are unable to respond in a timely and cost-effective manner to rapid technological change in the insurance intermediary industry, there may be a resulting adverse effect on business and operating results.
The insurance industry is increasingly influenced by rapid technological change, frequent new product and service introductions and evolving industry standards. For example, the insurance intermediary industry has increased use of the Internet to communicate benefits and related information to consumers and to facilitate information exchange and transactions. We believe that our future success will depend on our ability to continue to anticipate technological changes and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, product and service opportunities that our competitors develop or introduce may render our products and services uncompetitive. As a result, we can give no assurances that technological changes that may affect our industry in the future will not have a material adverse effect on our business and results of operations.
We face risks related to health epidemics, severe weather conditions and other catastrophes, which could materially and adversely affect our business.
Our business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome, or SARS, another health epidemic, severe weather conditions or other catastrophes. In April 2009, influenza A (H1N1), a new strain of flu virus commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In January and February 2008, a series of severe winter storms afflicted extensive damages and significantly disrupted people’s lives in large portions of southern and central China. In May 2008, an earthquake measuring 8.0 on the Richter scale hit Sichuan Province in southwestern China, causing huge casualties and property damages. Because our business operations rely heavily on the efforts of individual sales agents, in-house sales representatives and claims adjustors, any prolonged recurrence of avian flu or SARS, or the occurrence of other adverse public health developments such as influenza A (H1N1), severe weather conditions such as the massive snow storms in January and February 2008 and other catastrophes such as the Sichuan earthquake may significantly disrupt our staffing and otherwise reduce the activity level of our work force, thus causing a material and adverse effect on our business operations
Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.
PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance intermediary companies. We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries (Guangdong Meidiya Investment Co., Ltd., or Meidiya Investment, and Sichuan Yihe Investment Co., Ltd., or Yihe Investment), and the shareholders and the subsidiaries of Meidiya Investment and Yihe Investment. Meidiya Investment and Yihe Investment together, directly or indirectly, held equity interests ranging from 51% to 100% in 56 PRC insurance agencies, brokerages and claims adjusting firms as of April 15, 2010. These wholly and majority-owned subsidiaries of Meidiya Investment and Yihe Investment hold the licenses and permits necessary to conduct our insurance intermediary business in China.

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
Because of these contractual arrangements, we are the primary beneficiary of Meidiya Investment, Yihe Investment and their subsidiaries and have consolidated them into our consolidated financial statements. If we, our PRC subsidiaries, Meidiya Investment, Yihe Investment or any of the existing and future subsidiaries of Meidiya Investment and Yihe Investment, are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the CIRC, will have broad discretion in dealing with such violations, including:
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
We have relied and expect to continue to rely on contractual arrangements with our PRC consolidated affiliated entities, Meidiya Investment and Yihe Investment, and their subsidiaries and shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.” These contractual arrangements may not be as effective in providing us with control over Meidiya Investment, Yihe Investment and their subsidiaries as direct ownership. We have no direct or indirect equity interests in Meidiya Investment, Yihe Investment or any of their subsidiaries.
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
Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our subsidiaries and the subsidiaries of Meidiya Investment and Yihe Investment are not on an arm’s-length basis and adjust the income of the subsidiaries of Meidiya Investment and Yihe Investment in the form of a transfer pricing adjustment. A transfer pricing adjustment could among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the subsidiaries of Meidiya Investment and Yihe Investment, which could in turn increase their respective tax liabilities. Moreover, the PRC tax authorities may impose penalties on our consolidated affiliated entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected by the occurrence of any of the foregoing.
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
Any loans we make to either of our directly-held PRC subsidiaries (both of which are treated as foreign-invested enterprises under PRC law), Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (formerly known as Haidileji Enterprise Image Planning (Shenzhen) Co., Ltd.), or Zhonglian Enterprise, and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (formerly known as Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.), or Xinlian Information, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK$160 million in foreign debts as of April 15, 2010. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

Any loans we make to any of our indirectly-held PRC subsidiaries (those PRC subsidiaries which we hold indirectly through Zhonglian Enterprise and Xinlian Information) or to any of our PRC consolidated affiliated entities, all of which are treated as PRC domestic companies rather than foreign-invested enterprises under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, medium- and long-term international commercial loans to PRC domestic companies are subject to approval by the National Development and Reform Commission. Short-term international commercial loans to PRC domestic companies are subject to the balance control system effected by the SAFE. Due to the above restrictions, we are not likely to make loans to any of our indirectly-held PRC subsidiaries or to any of our PRC consolidated affiliated entities.
Any capital contributions we make to our PRC subsidiaries, including directly-held and indirectly-held PRC subsidiaries, must be approved by the PRC Ministry of Commerce or its local counterparts, and registered with the SAFE or its local counterparts. Such applications and registrations could be time consuming and their outcomes would be uncertain.
We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or PRC consolidated affiliated entities, or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.
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
According to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to enterprise income tax, or EIT, at a uniform rate of 25%, unless otherwise provided. Enterprises that were established and enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy such preferential tax treatments in the following manners: (1) in the case of preferential tax rates, for a five-year transition period starting from January 1, 2008, during which the EIT rate of such enterprises will gradually increase to the uniform 25% EIT rate by January 1, 2012; or (2) in the case of preferential tax exemption or reduction with a specified term, until the expiration of such term. However, if such an enterprise has not enjoyed the preferential treatments yet because of its failure to make a profit, its term for preferential treatments will be deemed to start from 2008.
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
Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the EIT at the rate of 25% on its worldwide income. The Implementation Rules of the EIT Law, or the Implementation Rules, define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” If we are deemed a resident enterprise, we may be subject to the EIT at 25% on our global income, except that the dividends we receive from our PRC subsidiary will be exempt from the EIT. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as our subsidiaries Zhonglian Enterprise and Xinlian Information, were exempt from PRC withholding tax. We have also been advised by our PRC counsel, Commerce & Finance Law Offices, that pursuant to the EIT Law and the Implementation Rules, however, dividends payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our wholly-owned subsidiary and the 100% shareholder of Zhonglian Enterprise and Xinlian Information is incorporated, does not have such a tax treaty with China. Under the EIT Law and the Implementation Rules, if we are regarded as a resident enterprise, the dividends we receive from our PRC subsidiaries will be exempt from the EIT. If, however, we are not regarded as a resident enterprise, our PRC subsidiaries will be required to pay a 10% withholding tax for any dividends they pay to us. As a result, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, could be materially reduced.
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
We are a holding company, and we rely principally on dividends from our subsidiaries in China and service, license and other fees paid to our subsidiaries by our consolidated affiliated entities for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. As of December 31, 2009, the total retained earnings of our PRC subsidiaries available for dividend distributions were RMB659.2 million (US$96.6 million). Furthermore, if our subsidiaries and consolidated affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and consolidated affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.5% appreciation of the RMB against the U.S. dollar between July 21, 2005 and April 30, 2010. However, under the current global financial and economic conditions, it is impossible to predict with any certainty how the RMB will move vis-à-vis the U.S. dollar in the near future.
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
On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. These regulations purport, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.
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
As of April 15, 2010, our executive officers, directors and principal shareholders beneficially owned approximately 55.4% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other noncontrolling shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
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
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, because Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action specific to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
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
Our board of directors has discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.
We may become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. Holders of our ADSs or ordinary shares.
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Taxation”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10.E. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
Item 4. Information on the Company
A.	History and Development of the Company
Our founders, Mr. Yinan Hu and Mr. Qiuping Lai, formed two PRC companies, Guangzhou Nanyun Car Rental Services Co., Ltd. and Guangdong Nanfeng Automobile Association Co., Ltd., initially to provide automobile-related services, such as car rental and emergency services. In 1999, we began distributing automobile insurance products and automobile loans on an ancillary basis. In 2001, our founders transferred their interests in the two PRC companies to China United Financial Services Holdings Limited (then known as China Automobile Association Holdings Limited), or China United Financial Services, a newly established British Virgin Islands company, as part of a series of transactions in which Cathay Capital Group, a private equity group, made an investment in China United Financial Services by subscribing for 40% of the equity interests.
We established two insurance agencies, Beijing Fanlian Insurance Agency Co., Ltd. and Guangdong Fanhua Nanfeng Insurance Agency Co., Ltd. (formerly known as Guangdong Nanfeng Insurance Agency Co., Ltd.), or Guangdong Nanfeng, in April and May 2002, respectively, and obtained professional agency licenses to distribute insurance products in Beijing and Guangdong.
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
From June 2004 to December 2005, we expanded our operations by establishing eight insurance agencies and brokerages in Beijing, Sichuan and Guangdong.

In December 2005, an entity affiliated with CDH Growth Capital Holdings Company Limited, or CDH Growth Capital Holdings, a private equity firm, subscribed for approximately 26.4% of the equity interests in CISG Holdings. Through CDH investment, we commenced our life insurance business by acquiring controlling interests in three insurance agencies in Sichuan, Hebei and Fujian and further expanded our operation by establishing four insurance agencies in Shandong, Hunan, Shenzhen and Shanghai in 2006. We established one insurance agency in Fujian and one insurance brokerage in Guangdong in early 2007.
In anticipation of our initial public offering, we incorporated CNinsure Inc. in the Cayman Islands in April 2007. In July 2007, CNinsure Inc., on a 10,000-for-one basis, issued its ordinary shares to the then existing shareholders of CISG Holdings in exchange for all of the outstanding shares of CISG Holdings. After this restructuring transaction, CNinsure Inc. became the ultimate holding company of our group.
On October 31, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “CISG.” We and certain selling shareholders of our company completed the initial public offering of 13,526,773 ADSs, each representing 20 ordinary shares, on November 5, 2007.
From the completion of our initial public offering to April 15, 2010, we further expanded our service offerings to include claims adjusting services and certain consumer financial products and services, and extended our distribution and service network. We established 15 new insurance agencies and acquired, through our consolidated affiliated entities, controlling interests in 15 insurance agencies and four insurance claims adjusting firms. We also acquired 18.16% equity interest in a consumer credit brokerage company. The following table sets forth detailed information of the entities we acquired or established between January 1, 2009 and April 15, 2010:

		% of Equity
		Interests
Date of Establishment(1)	Name of Established or	Attributable to	Main Insurance Products	Location
or Acquisition(2)	Acquired Company	Us	Distributed or Services Provided	(Province)
January 13, 2009(1)	Shandong Datong Insurance Agency Co., Ltd.(3)	33%	Distribution of life insurance products	Shandong

January 16, 2009(1)	Henan Datong Insurance Agency Co., Ltd.(3)	33%	Distribution of life insurance products	Henan

April 1, 2009(2)	Hangzhou Fanhua Zhixin Insurance Agency Co., Ltd.(Hangzhou Zhixin)	51%	Distribution of property and casualty insurance products	Zhejiang

April 1, 2009(2)	Henan Fanhua Anlian Insurance Agency Co., Ltd. (formerly known as Zhengzhou Fanhua Anlian Insurance Agency Co., Ltd.) (Fanhua Anlian)	51%	Distribution of property and casualty insurance products	Henan

June 1, 2009(2)	Shenzhen Fanhua Property and Casualty Insurance Surveyors & Loss Adjustors Co., Ltd. (formerly known as Shenzhen Hongzhengda Insurance Surveyors & Loss Adjustors Co., Ltd.)(4)	51%	Provision of claims adjusting services	Guangdong

June 30, 2009(2)	Chengdu Datong Insurance Agency Co., Ltd.(3)	33%	Distribution of life insurance products	Sichuan

June 30, 2009(2)	Hunan Datong Insurance Agency Co., Ltd.(3)	33%	Distribution of life insurance products	Hunan

July 15, 2009(1)	Liaoning Datong Insurance Agency Co., Ltd.(3)	33%	Distribution of life insurance products	Liaoning

September 21, 2009(1)	Guangzhou Datong Insurance Agency Co., Ltd.(3)	33%	Distribution of life insurance products	Guangdong

October 16, 2009(1)	Shenzhen Fanhua Software Co., Ltd.(4)	51%	Operating platform management and maintenance	Shenzhen

November 1, 2009(2)	China Financial Services Group Limited(5)	18.16%	Distribution of consumer financial services and products	Guangdong

January 1, 2010(2)	Hebei Fanlian Insurance Agency Co., Ltd.	51%	Distribution of property and casualty insurance products	Hebei

January 1, 2010(2)	Litian Zhuoyue Software (Beijing) Co., Ltd.	100%	Operating platform management and maintenance	Beijing

April 1, 2010(2)	Shandong Fanhua Mintai Insurance Agency Co., Ltd.	51%	Distribution of property and casualty insurance products	Shandong

April 1, 2010(2)	Ningbo Baolian Insurance Agency Co., Ltd.	51%	Distribution of property and casualty insurance products	Zhejiang

(1)	Refers to the date on which we obtained business licenses for the newly established company.

(2)	Refers to the date on which we acquired and began to consolidate the acquired entity.

(3)	60% of the equity interests in each of these companies are held by Beijing Fanhua Datong Investment Management Co., Ltd., or Datong Investment, which is 55% owned by Meidiya Investment.

(4)	100% of the equity interests in this company are held directly by CNinsure Surveyors & Loss Adjustors Co., Ltd. (formerly known as Shenzhen Khubon Insurance Surveyors & Loss Adjustors Co., Ltd.), which is 51%-owned by Meidiya Investment.

(5)	As of December 31, 2009, we held 20.58% equity interest in Sincere Fame, which held directly 100% of the equity interest in CFSG as of November 1, 2009. Upon the issuance of additional ordinary shares by Sincere Fame on January 1, 2010 to a minority shareholder unrelated to us, our equity interest in CFSG decreased to 18.16%.
Our principal executive offices are located at 22/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China. Our telephone number at this address is +86-20-6122-2777.
Recent Developments to Principal Acquisition
In September 2008, one of our consolidated affiliated entities in China, Meidiya Investment, entered into a shareholders agreement with Chengdu Mingxia Industrial Co., Ltd., or Mingxia Industrial, and Mr. Keping Lin, the then two existing shareholders of Datong Investment, a Beijing-based company specializing in life insurance distribution. Mingxia Industrial is a PRC company owned by a group of insurance professionals led by Mr. Lin, who had been a vice president of New China Life Insurance Company Limited, a major life insurance company in China. Under this agreement, Meidiya Investment agreed to acquire 55% of the equity interests in Datong Investment from Mingxia Industrial for RMB11 million in cash. Mr. Lin, who holds the remaining 45% equity interests in Datong Investment, agreed to invest RMB20 million into the capital reserve of Datong Investment. Mingxia Industrial and Mr. Lin agreed that Datong Investment’s net profit, after adjusting for certain payments to be made to Meidiya Investment or its affiliates, will be no less than RMB10 million, RMB30 million and RMB80 million in 2009, 2010 and 2011, respectively. If Datong Investment fails to achieve at least 60% of the net profit target in any of the three years, or if the total net profit for the three-year period is less than RMB96 million, Mr. Lin will transfer part of his equity interests in Datong Investment, determined pursuant to a formula specified in the shareholders agreement, to Meidiya Investment at nominal value. The parties also agreed that all of Datong Investment’s net profits in 2009 to 2011 will be distributed to Meidiya Investment upon its request.
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
Concurrently with the execution of the Datong Investment shareholders agreement described above, our subsidiary CISG Holdings entered into a share transfer agreement with Keep High Holdings Limited, or Keep High Holdings, a British Virgin Islands company and affiliate of Mingxia Industrial and Mr. Keping Lin. Under this agreement, CISG Holdings agreed to acquire 100% of the equity interests in Day Joy Holdings Limited, or Day Joy Holdings, a British Virgin Islands company and affiliate of Datong Investment, for RMB209 million in cash. Since the purchase price for Day Joy Holdings is based on the valuation of Datong Investment’s future operating results, CISG Holdings agreed that, after carving out Datong Investment related assets from Day Joy Holdings, it will transfer all the equity interests in Day Joy Holdings back to the seller for a nominal value within 10 days after the completion of the equity transfer contemplated under the Datong Investment shareholders agreement. All of the representations, warranties and covenants under the Datong Investment shareholders agreement were incorporated by reference into the share transfer agreement. Specifically, the parties acknowledged that, if Datong Investment fails to achieve the performance targets set forth under the Datong Investment shareholders agreement, Keep High Holdings will be liable for damages to CISG Holdings in an amount equal to the remaining amount of the security deposit provided by Mingxia Industrial and Mr. Keping Lin pursuant to the Datong Investment shareholders agreement to the extent the deposit has not been returned by December 31, 2011.
We completed the acquisitions of 55% of the equity interests in Datong Investment and 100% of the equity interests in Day Joy Holdings in November 2008. In accordance with the terms of the Day Joy Holdings share transfer agreement, we transferred all of the equity interests in Day Joy Holdings back to Keep High Holdings at a nominal value in November 2008.
On June 30, 2009, one of our consolidated affiliated entities in China, Meidiya Investment, and Mr. Keping Lin, a shareholder of Datong Investment, entered into a supplemental agreement, or Supplemental Agreement I, to the shareholders agreement dated September 17, 2008. Under Supplemental Agreement I, if Datong Investment fails to realize profit for each of the years from 2009 to 2011, Mr. Lin agrees to bear the loss by contributing his future profits from Datong Investment to offset the loss.
On November 20, 2009, Meidiya Investment and Mr. Lin entered into another supplemental agreement, or Supplemental Agreement II, to the shareholders agreement dated September 17, 2008. Under Supplemental Agreement II, for each year that Datong Investment fails to achieve net profit of RMB20.0 million, RMB38.4 million and RMB67.2 million for the years 2010, 2011 and 2012, respectively, Mr. Lin agrees to transfer 5% of his equity interests in Datong Investment for a consideration of RMB1. In order to guarantee the fulfillment of these performance targets, Mr. Lin has also provided Meidiya Investment a deposit of RMB180.0 million pursuant to the shareholders agreement. RMB40.0 million of the deposit has been returned to Mr. Lin and the remaining RMB140.0 million will be returned to him according to a formula specified in the Supplemental Agreement II. Supplemental Agreement II also provides for Mr. Lin’s exemption from his obligation of injecting RMB20.0 million into Datong Investment as additional paid-in capital if Datong Investment achieves its performance targets in 2010 and 2011.
B.	Business Overview
We are a leading independent insurance intermediary company operating in China. With 48,693 sales professionals, 1,421 claims adjustors and 571 sales and service outlets operating in 23 out of 31 provinces as of April 15, 2010. Our distribution and service network reaches some of China’s most economically developed regions and some of the most affluent cities in China, such as Beijing, Shanghai, Guangzhou and Shenzhen.
As an insurance intermediary company, we do not assume underwriting risks. Instead, we distribute to customers in China a wide variety of property, casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China and provide insurance claims adjusting services, such as damage assessment, survey, authentication and loss estimation. We also provide certain value-added services, such as 24-hour emergency services in select cities and assistance with claim settlement, to our customers—individuals and institutions that purchase insurance products through us. In addition, we provide information about potential customers to insurance companies, which then sell insurance products to them, either directly or through our affiliated insurance intermediaries. Furthermore, in November 2009, we started to offer certain consumer financial products and services through a consumer credit brokerage company in which we hold noncontrolling interests. We are compensated for our services primarily by commissions and fees paid by insurance companies, typically based on a percentage of the premium paid by the insured or a percentage of the amount recovered from insurance companies. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold.

As of April 15, 2010, we had 56 affiliated insurance intermediary companies in the PRC, of which 49 are insurance agencies, three are insurance brokerages and four are insurance adjusting firms. According to the Insurance Intermediary Market Development Report for 2009 published by the CIRC, our affiliates included:
•	eight of China’s top 20 insurance agencies, accounting for approximately 11.5% of total insurance agency revenue in China in 2009; and
•	three of China’s top 20 insurance claims adjusting firms, accounting for approximately 13.2% of total claims adjusting firm revenue in China in 2009.
The professional insurance intermediary sector in China is at an early stage of development and highly fragmented. We believe this offers substantial opportunities for further growth and consolidation. We intend to take advantage of these opportunities to increase our market share by aggressively expanding our distribution network through selective acquisitions, recruitment of experienced and entrepreneurial sales agents and franchising. In particular, we intend to devote significant resources to distributing life insurance products in order to benefit from the recurring fee income they generate and to better capture the significant opportunities presented by China’s rapidly growing life insurance market.
Products and Services
We market and sell to our customers two broad categories of insurance products: property and casualty insurance products and life insurance products, both focused on meeting the insurance needs of individuals. The insurance products we sell are underwritten by some of the leading insurance companies in China. We also provide insurance claims adjusting services to both insurance companies and the insured as well as certain value-added services to our customers in conjunction with distributing automobile insurance products. In addition, in October 2009, we acquired a noncontrolling equity interest in CFSG, a consumer credit brokerage company specialized in distributing personal loans and residential mortgage loans for commercial banks. This acquisition marked our expansion into the consumer financial services sector.
Property and Casualty Insurance Products
Our main property and casualty insurance products are automobile insurance. In addition, we also offer individual accident insurance, commercial property insurance, and construction insurance products. Total net revenues from property and casualty insurance products accounted for 67.8% of our total net revenue in 2009. The property and casualty insurance products we distribute can be further classified into the following categories:
•	Automobile Insurance. Automobile insurance is the largest segment of property and casualty insurance in the PRC in terms of gross written premiums. We distribute both standard automobile insurance policies and supplemental policies, which we refer to as riders. The standard automobile insurance policies we sell generally have a term of one year and cover damages caused to the insured vehicle by collision and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. We also sell standard third party liability insurance policies, which cover bodily injury and property damage caused by an accident involving an insured vehicle to a person not in the insured vehicle. The riders we distribute cover additional losses, such as liability to passengers, losses arising from vehicle theft and robbery, broken glass and vehicle body scratches.
•	Individual Accident Insurance. The individual accident insurance products we distribute generally provide a guaranteed benefit during the coverage period, which usually is one year or a shorter period, in the event of death or disability of the insured as a result of an accident, or a reimbursement of medical expenses to the insured in connection with an accident. These products typically require only a single premium payment for each coverage period. Because most of the individual accident insurance products we distribute are underwritten by property and casualty insurance companies, we classify individual accident insurance products as property and casualty insurance products.

•	Commercial Property Insurance. The commercial property insurance products we distribute include basic, comprehensive and all risk policies. Basic commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and thunder and lightning. Comprehensive commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and certain natural disasters. All risk commercial property insurance policies cover all causes of damage to the insured property not specifically excluded from the policies.
•	Homeowner Insurance. The homeowner insurance products we distribute are primarily home mortgage-based insurance policies. Home mortgage-based policies cover damage to mortgaged property caused by a number of standard risks such as fire, flood and explosion. Some policies also provide mortgage repayment protection in the event the policyholder is unable to make mortgage payment due to death or injury.
•	Cargo Insurance. The cargo insurance products we distribute cover damage to or loss of goods in transit by sea, land or air.
•	Hull Insurance. The hull insurance products we distribute cover vessels against losses, liabilities and expenses caused by natural calamities, negligence of crew members and marine accidents, as well as collision liability.
•	Liability Insurance. The liability insurance products we distribute are primarily product liability and employer’s liability insurance products. These products generally cover losses to third parties due to the misconduct or negligence of the insured party, but exclude losses due to fraud or the willful misconduct of the insured party.
•	Construction Insurance. The construction insurance products we distribute cover property damages and personal injury losses caused by natural disasters and accidents in connection with construction projects in China.
The property and casualty insurance products we distributed in 2009 were primarily underwritten by PICC, CPIC, Ping An, Tian Ping, and Tian An Property and Casualty Insurance Co., Ltd.
Life Insurance Products
The life insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below. Total net revenues from life insurance products accounted for 20.0% of our total net revenues in 2009.
•	Individual Whole Life Insurance. The individual whole life insurance products we distribute provide insurance for the insured person’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount of the policy or, for some policies, the face amount plus accumulated interests is paid upon the death of the insured.
•	Individual Term Life Insurance. The individual term life insurance products we distribute provide insurance for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years. Term life insurance policies generally expire without value if the insured survives the coverage period.
•	Individual Endowment Life Insurance. The individual endowment products we distribute generally provide maturity benefits if the insured reaches a specified age, and provide to a beneficiary designated by the insured guaranteed benefits upon the death of the insured within the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period, generally ranging from five to 25 years.

•	Individual Education Annuity. The individual annuity products we distribute are primarily education related products. They provide annual benefit payments after the insured attains a certain age, e.g., 18, for a fixed time period, or e.g., four years, and a lump payment at the end of the coverage period. In addition, the beneficiary designated in the annuity contract will receive guaranteed benefits upon the death of the insured during the coverage period. In return, the purchaser of the annuity products makes periodic payment of premiums during a pre-determined accumulation period.
•	Universal Insurance. We distribute certain universal insurance products that provide not only insurance coverage but also a minimum guaranteed return on the amount the insured puts into an individual investment account. In return the insured makes periodic payment of premiums over a pre-determined period.
•	Individual Health Insurance. The individual health insurance products we distribute primarily consist of dread disease insurance products, which provide guaranteed benefits for specified dread diseases during the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period.
•	Group Life Insurance. We distribute several group life insurance products, including group health insurance. These group products generally have a policy period of one year and require a single premium payment.
In addition to the periodic premium payment schedules described above, most of the individual life insurance products we distribute also allow the insured to choose to make a single, lump-sum premium payment at the beginning of the policy term. If a periodic payment schedule is adopted by the insured, a life insurance policy can generate periodic payment of fixed premiums to the insurance company for a specified period of time. This means that once we sell a life insurance policy with a periodic premium payment schedule, we will be able to derive commission and fee income from that policy for an extended period of time, sometimes up to 25 years. Because of this attractive feature and the expected sustained growth of life insurance sales in China, we have focused significant resources since 2006 on developing our capability to distribute individual life insurance products with periodic payment schedules. We expect that sales of life insurance products will become an important source of our revenue in the next several years. The life insurance products we distributed in 2009 were primarily underwritten by AVIVA-COFCO, Sino Life Insurance Company Limited., Minsheng Life Insurance Co., Ltd., Huaxia Life Insurance Co., Ltd., and AEGON-CNOOC Life Insurance Co., Ltd.
Insurance Claims Adjusting Services
In 2009, total net revenues from claims adjusting services accounted for 12.2% of our total net revenue. We offer the following insurance claims adjusting services:
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
We are compensated primarily by insurance companies for our claims adjusting services, which we provide on behalf of insurance companies. The fees we receive are calculated based on the types of insurance involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For automobile insurance, our fees are generally fixed and the amounts collected are based on the types of services provided. In 2009, we primarily provided claims adjusting services to PICC, Ping An, CPIC, China United Property and Casualty Company Ltd., and Alltrust Insurance Co., Ltd.
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
Other Services
In conjunction with the sale of automobile insurance products, we provide our customers with a number of value-added services under our service slogan, “You take care of driving, and we’ll take care of the rest.” For example, we assist our customers with obtaining vehicle licenses and subsequent annual inspections. We maintain 24-hour service hotlines in most of our principal markets. When an accident involving an insured vehicle occurs within these markets, our service staff can arrive at the scene quickly after being notified through the 24-hour service hotline and provide onsite assistance to our customer.
Entrepreneurial Agent Program
In recent years, some entrepreneurial management staff and senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent. We call these individuals “entrepreneurial agents.” We have designed and implemented a comprehensive program to attract and retain productive entrepreneurial agents. Under this program, only entrepreneurial agents who meet specific professional criteria and successfully pass a six-month trial period will be formally admitted to our distribution and service network, and only those who continue to meet specified performance standards will be allowed to remain in our network. In addition to cash compensation, these entrepreneurial agents also have the opportunity to participate in the equity of our business. We believe that our entrepreneurial agent program provides productive entrepreneurial agents a strong incentive to grow their business within our network and enables us to grow our sales force with productive, motivated professionals. As of April 15, 2010, we had 697 entrepreneurial sales teams in our network.
Scalable Unified Operating Platform
In accordance with our growth strategy, we have made significant effort to expand and upgrade our unified operating platform since our initial public offering. We expect that our upgraded operating platform will make selling easier for sales agents, facilitate standardized business and financial management, enhance risk control and increase operational efficiency. Since January 1, 2010, we have successfully implemented the following components of our operating platform across the company:
•	Standardized operating procedures;
•	A Core Business System, which encompasses our property and casualty insurance unit, life insurance unit, and claims adjusting unit, that will better support business operations and facilitate risk control;

•	A centralized and computerized accounting and financial management system;
•	A human resources management system;
•	An office automation system;
•	An e-learning system to provide online training to sales agents; and
•	A nationwide IT network and data center to support front-office operations.
In addition, we have been working on refining the Business Operation Support System, which facilitates sales support to our agents with various functions such as e-sales solutions, product portfolio proposals, product centers, auto insurance premium calculation and call centers. We have also initiated a module for data transmission with insurance companies and we are in the process of developing an image and workflow system which aims to enhance our operating efficiency.
We have developed and refined this platform through more than ten years of operations and believe that it is difficult for our competitors, particularly new market entrants, to reproduce a similar platform without substantial financial resources, time and operating experience. Because the various systems, policies and procedures of our operating platform can be rolled out quickly as we enter new regions or make acquisitions, we believe we can expand our distribution network rapidly and efficiently while maintaining the quality of our services.
Distribution and Service Network and Marketing
Since our establishment in 1998, we have built a distribution and service network that, as of April 15, 2010, consisted of 49 insurance agencies, three insurance brokerages and four claims adjusting firms, with 571 sales and service outlets, 48,460 registered sales agents, 233 in-house sales representatives and 1,421 in-house claims adjustors. Our distribution and service network covers 23 provinces and reaches some of the most economically developed regions in China and some of the wealthiest Chinese cities, such as Beijing, Shanghai, Guangzhou and Shenzhen.
The following table sets forth some additional information of our distribution and service network as of April 15, 2010, broken down by provinces:

		Number of In-house
	Number of Sales and	Sales	Number of Sales	Number of In-house
Province	Service Outlets	Representatives	Agents	Adjustors
Heibei	132	—	11,368	96
Shangdong	31	—	6,574	41
Sichuan	81	8	5,856	76
Henan	14	—	5,666	88
Guangdong	121	210	4,657	729
Beijing	19	15	3,029	21
Hunan	15	—	2,518	22
Fujian	35	—	1,619	25
Tianjin	6	—	1,310	36
Jiangxi	16	—	1,254	4
Zhejiang	20	—	1,153	28
Yunnan	9	—	1,046	16
Jiangsu	13	—	792	21
Hubei	12	—	566	15
Shaanxi	3	—	491	8
Liaoning	29	—	342	6
Shanghai	7	—	164	130
Hainan	2	—	55	12
Guangxi	1	—	—	4
Anhui	2	—	—	5
Chongqing	1	—	—	7
Jilin	1	—	—	22
Guizhou	1	—	—	9

Total	571	233	48,460	1,421

We market and sell property and casualty insurance products directly to the targeted customers through both sales agents, who are not our employees, and our in-house sales representatives. For the marketing and sale of life insurance products, we rely exclusively on the sales agents working on our unified operating platform. We market and sell insurance claims adjusting services primarily to insurance companies through our professional claims adjustors by tendering for claims adjusting business contracts.
Customers
We sell automobile insurance, individual accident insurance and homeowner insurance products primarily to individual customers. We sell commercial property insurance, cargo insurance, hull insurance, liability insurance and construction insurance products to institutional customers. Customers for the life insurance products we distribute are primarily individuals under 50 years of age. For the years ended December 31, 2009, no single customer accounted for more than 3% of our net revenues.
Since our establishment in 1998, we have built a database of more than one million individuals, who originally were members of our automobile association. Using information contained in this database, our sales agents contact potential customers with our target demographics on a regular basis. In addition, we had approximately 1.3 million customers, including approximately 1.0 million customers who bought property and casualty insurance products from us and approximately 0.3 million customers who bought life insurance products from us in 2009. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referral and cross-selling opportunities.
We offer insurance adjusting services primarily to insurance companies and to a lesser extent to the insured.
Insurance Company Partners
As of April 15, 2010, we had established business relationships with 57 insurance companies and one reinsurance company in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Historically, we have entered into and maintained business relationships with insurance companies at the local level. That is, our insurance agencies, brokerages and claims adjusting firms would enter into different contracts with different local branches of an insurance company that are located within their respective regions. The termination of a business relationship between one of our insurance agencies, brokerages or claims adjusting firms and a local branch of an insurance company generally would have no significant impact on the business relationships between our other insurance agencies, brokerages and claims adjusting firms and the other branches of the same insurance company. Since 2007, we have also sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of our various affiliated insurance agencies and brokerages located in different parts of the country. As a result of this effort, we have entered into contracts with nine life insurance companies and four property and casualty insurance companies at the corporate headquarters level for the distribution of insurance products and outsourcing of claims adjusting services.
For the year ended December 31, 2009, our top five insurance company partners, after aggregating the business conducted between our insurance agencies and brokerages and the various local branches of the insurance companies, were PICC, CPIC, Ping An, AVIVA-COFCO, and Tian Ping. Among them, PICC, CPIC and Ping An each accounted for more than 10% of our total net revenues from commissions and fees in 2009, with PICC accounting for 19.6%, CPIC accounting for 17.0% and Ping An accounting for 12.1%.

Competition
A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:
•	Professional insurance intermediaries. The professional insurance intermediary sector in China is at an early stage of development and highly fragmented, accounting for only 5.2% of the total insurance premiums generated in China in 2009. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion, including China Zhonghe Ltd., Cars.cn Ltd. and HuaKang Financial Service Inc. We believe that we can compete effectively with these insurance intermediary companies because we have a longer operational history and over the years have assembled a strong and stable team of managers and sales professionals and built a unified operating platform. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.
•	Insurance companies. The distribution of individual life insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales force and exclusive sales agents to distribute their own products. We believe that we can compete effectively with insurance companies because we focus only on distribution and offer our customers a broad range of insurance products underwritten by multiple insurance companies.
•	Other business entities. In recent years, business entities that distribute insurance products as an ancillary business, primarily commercial banks and postal offices, have been playing an increasingly important role in the distribution of insurance products, especially life insurance products. However, the insurance products distributed by these entities are usually confined to those related to their main lines of business, such as investment-related life insurance products. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products.
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
According to the Insurance Intermediary Market Development Report for 2009 published by the CIRC, the top 20 insurance claims adjusting firms by revenues accounted for approximately 65.3% of the total revenues of all 289 insurance claims adjusting firms in China in 2009. Our affiliates include three of these top 20 insurance claims adjusting firms, contributing approximately 13.2% of total claims adjusting firm revenue in China in 2009. We compete primarily with the other major claims adjusting firms in China, particularly Shenzhen Min Tai’an Insurance Surveyors & Loss Adjustors Co. Ltd. We believe that we can compete effectively with Min Tai’an Insurance Surveyors & Loss Adjustors and other major insurance claims adjusting firms because we offer our customers a diversified range of claims adjusting services covering property insurance, automobile insurance and marine and cargo insurance and are able to leverage the business relationships we have developed with insurance companies through the distribution of property and casualty insurance products.
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

Regulation
Regulations of the Insurance Industry
The insurance industry in the PRC is highly regulated. CIRC is the regulatory authority responsible for the supervision of the Chinese insurance industry. Insurance activities undertaken within the PRC are primarily governed by the Insurance Law and the related rules and regulations.
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
2009 Amendments to the Insurance Law
The 2002 Insurance Law was significantly amended again in 2009 and the amended insurance law, which we refer to as the 2009 Insurance Law, became effective on October 1, 2009. The major amendments to the 2009 Insurance Law include:
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
According to the 2009 Insurance Law, the minimum registered capital required to establish an insurance agency or insurance brokerage as a limited liability company must comply with the PRC Company Law. The registered capital or the capital contribution of insurance agencies or insurance brokerages must be paid-up capital in cash. The 2009 Insurance Law also sets forth some specific qualification requirements for insurance agency and brokerage practitioners. The senior managers of insurance agencies or insurance brokerages must meet specific qualification requirements, and their appointments are subject to approval of the CIRC. Personnel of an insurance agency or insurance brokerage engaging in the sales of insurance products must meet the qualification requirements set by the CIRC and obtain a qualification certificate issued by the CIRC. Under the 2009 Insurance Law, the parties to an insurance transaction may engage insurance adjusting firms or other independent appraisal firms that are established in accordance with applicable laws, or persons who possess the requisite professional expertise, to conduct assessment and adjustment of the insured subject matters. Additionally, the 2009 Insurance Law specifies additional legal obligations for insurance agencies and brokerages.
The CIRC
The CIRC has extensive authority to supervise insurance companies and insurance intermediaries operating in the PRC, including the power to:
•	promulgate regulations applicable to the Chinese insurance industry;
•	investigate insurance companies and insurance intermediaries;

•	establish investment regulations;
•	approve policy terms and premium rates for certain insurance products;
•	set the standards for measuring the financial soundness of insurance companies and insurance intermediaries;
•	require insurance companies and insurance intermediaries to submit reports concerning their business operations and condition of assets;
•	order the suspension of all or part of an insurance company or an insurance intermediary’s business;
•	approve the establishment, change and dissolution of an insurance company, an insurance intermediary or their branches;
•	review and approve the appointment of senior managers of an insurance company, an insurance intermediary or their branches; and
•	punish improper behaviors or misconducts of an insurance company or an insurance intermediary.
Regulation of Insurance Agencies
The principal regulation governing insurance agencies is the Provisions on the Administration of Professional Insurance Agencies promulgated by the CIRC on September 18, 2009 and effective on October 1, 2009, which replaced the Provisions on the Administration of Insurance Agencies issued by the CIRC on December 1, 2004 and effective on January 1, 2005. According to the regulation, the establishment of an insurance agency is subject to minimum registered capital requirement and other requirements and to the approval of the CIRC. The term “insurance agency” refers to an entity that meets the qualification requirements specified by the CIRC, has obtained the license to conduct an insurance agency business with the approval of the CIRC, engages in the insurance business by and within the authorization of, and which collects commissions from, insurance companies. An insurance agency may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. An insurance agency must have a registered capital or capital contribution of at least RMB2 million. Where it is established as a nationwide company, its registered capital must be at least RMB10 million. The registered capital must be paid up in cash. An insurance agency may engage in the following insurance agency businesses:
•	selling insurance products on behalf of the insurer principal;
•	collecting insurance premiums on behalf of the insurer principal;
•	conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and
•	other business activities specified by the CIRC.
The name of an insurance agency must contain the words “insurance agency” or “insurance sales.” The license of an insurance agency is valid for a period of three years. An insurance agency must report to the CIRC for approval when it (i) changes its registered capital or capital contributions; (ii) changes its organizational form; (iii) changes its shareholders or partners; (iv) changes its equity structure or proportions of capital contributions; (v) changes its registered name or address; (vi) changes its articles of association; or (vii) closes its branches. Personnel of an insurance agency and its branches engaging in the sales of insurance products or relevant loss survey and claim settlement must pass a qualification examination for insurance agency practitioners organized by the CIRC and obtain a “Qualification Certificate for Insurance Agency Practitioners.” The senior managers of an insurance agency or its branches must meet specific qualification requirements set forth in the Provisions on the Administration of Insurance Agencies. The appointment of the senior managers of an insurance agency or its branches is subject to review and approval of the CIRC.

Regulation of Insurance Brokerages
The principal regulation governing insurance brokerages is the Provisions on the Administration of Insurance Brokerages promulgated by the CIRC on September 18, 2009 and effective on October 1, 2009, which replaced the Provisions on the Administration of Insurance Brokerages issued by the CIRC on December 15, 2004 and effective on January 1, 2005. According to this regulation, the establishment of an insurance brokerage is subject to the approval of the CIRC. The term “insurance brokerage” refers to an entity engaging in the insurance brokering business that meets the qualification requirements specified by the CIRC and has obtained the license to operate an insurance brokering business with the approval of the CIRC. Insurance brokering business includes both direct insurance brokering, which refers to brokering activities on behalf of insurance applicants or the insured in their dealings with the insurance companies, and reinsurance brokering, which refers to brokering activities on behalf of insurance companies in their dealings with reinsurance companies. An insurance brokerage may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. An insurance brokerage company must have a registered capital or capital contribution of at least RMB10 million. The registered capital must be paid up in cash.
An insurance brokerage may conduct the following insurance brokering businesses:
•	making insurance proposals, selecting insurance companies and handling the insurance application procedures for the insurance applicants;
•	assisting the insured or the beneficiary to claim compensation;
•	reinsurance brokering business;
•	providing consulting services to clients with respect to disaster and damage prevention, risk assessment and risk management; and
•	other business activities specified by the CIRC.
The name of an insurance brokerage must contain the words “insurance brokerage.” The license of an insurance brokerage is valid for a period of three years. An insurance brokerage must report to the CIRC for approval when it (i) changes its registered capital or capital contributions; (ii) changes its organizational form; (iii) changes its shareholders or partners; (iv) changes its equity structure or proportions of capital contributions; (v) changes its registered name or address; (vi) changes its articles of association; or (vii) closes its branches. Personnel of an insurance brokerage and its branches who engage in any of the insurance brokering businesses described above must pass a qualification examination for insurance brokering practitioners organized by the CIRC and obtain a qualification certificate for insurance brokering practitioners. The senior managers of an insurance brokerage must meet specific qualification requirements set forth in the Provisions on the Administration of Insurance Brokerages. Appointment of the senior managers of an insurance brokerage is subject to review and approval by the CIRC.
Regulation of Insurance Claims Adjusting Firms
The principal regulation governing insurance adjusting firms is the Provisions on the Administration of Insurance Claims Adjusting Firms issued by the CIRC on September 18, 2009 and effective on October 1, 2009, which replaced the Provisions on the Administration of Insurance Claims Adjusting Firms promulgated on November 16, 2001 and effective on January 1, 2002. According to the regulation, the term “insurance adjusting firm” refers to an entity that is established in accordance with applicable laws and regulations and with the approval of the CIRC and engages in the assessment, survey, authentication, loss estimation and adjustment of the insured subject matters upon the entrustment of the parties concerned. An insurance adjusting firm may take any of the following forms: (i) a limited liability company; (ii) a joint stock limited company; or (iii) a partnership. An insurance adjusting firm must have a registered capital or capital contribution of at least RMB2 million. The registered capital must be paid up in cash.

Upon approval of the CIRC, an insurance adjusting firm may engage in the following businesses:
•	inspecting, appraising the value of and assessing the risks of the subject matter before it is insured;
•	surveying, inspecting, estimating the loss of and adjusting the insured subject matter after loss has been incurred;
•	risk management consulting; and
•	other business activities approved by the CIRC.
The name of an insurance adjusting firm must contain the words “insurance adjusting.” The license of an insurance adjusting firm is valid for a period of three years. An insurance adjusting firm must report to the CIRC for approval when it (i) changes its registered capital or capital contributions; (ii) changes its organizational form; (iii) changes its shareholders or partners; (iv) changes its equity structure or proportions of capital contributions; (v) changes its registered name or address; (vi) changes its articles of association or partnership agreement; or (vii) closes its branches. Personnel of an insurance adjusting firm or its branches engaged in any of the insurance adjusting businesses described above must pass a qualification examination for insurance adjusting practitioners administered by the CIRC and obtain a qualification certificate for insurance adjusting practitioners. The senior managers of an insurance adjusting firm must meet specific qualification requirements set forth in the Provisions on the Administration of Insurance Adjusting Firms. Appointment of the senior managers of an insurance adjusting firm or its branches is subject to review and approval by the CIRC.
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
Foreign Exchange Registration of Offshore Investment by PRC Residents
Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, who is referred to as a PRC resident in SAFE Circular 75, shall register with the local branch of the SAFE before it establishes or controls an overseas SPV for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local branch of the SAFE; and (iii) when the SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE.
Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”
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
Regulation on Overseas Listing
On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the M&A Rule which became effective on September 8, 2006. The M&A Rule purports, among other things, to require offshore SPVs, formed for overseas listing purposes and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.
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

Regulations on Tax
PRC Enterprise Income Tax
The PRC EIT is calculated base on the taxable income determined under the PRC accounting standards and regulations, as well as the EIT law. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, a new EIT law which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the Implementation Rules which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform EIT rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain exceptions. Under the EIT Law, as further clarified by the Implementation Rules, the Transition Preferential Policy Circular and other related regulations, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them in the following manners: (i) in the case of preferential tax rates, for a five-year period starting from January 1, 2008, during which the tax rate will gradually increase to 25%; or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. However, if such an enterprise has not enjoyed the preferential treatments yet because of its failure to make a profit, its term for preferential treatment will be deemed to start from 2008. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC Enterprise Income Tax Law may increase the enterprise income tax rate applicable to some of our PRC subsidiaries and consolidated affiliated entities, which could have a material adverse effect on our result of operations.”
Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC EIT at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and management over the business, personnel, accounts and properties of an enterprise. Because substantially all of our operations and all of our senior management are located within China, we may be considered a PRC resident enterprise for EIT purposes, in which case: (i) we would be subject to the PRC EIT at the rate of 25% on our worldwide income; and (ii) dividends income received by us from our PRC subsidiaries, however, would be exempt from the PRC withholding tax since such income is exempted under the EIT Law for a PRC resident enterprise recipient. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China— Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”
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
As there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether any dividends to be distributed by us, if we are deemed a PRC resident enterprise, to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.”
C.	Organizational Structure
PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance intermediary companies. Accordingly, we conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, two PRC affiliated entities, Meidiya Investment, Yihe Investment and their shareholders, and the subsidiaries of the two PRC affiliated entities.

Prior to March 2009, three individual shareholders, Mr. Jianguo Cui, Mr. Zhenyu Wang and Mr. Qiuping Lai held 24.67%, 26.40% and 48.93%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment. Mr. Cui and Mr. Wang were designated by our shareholders Cathay Auto Services Limited, or Cathay Auto, and CDH Inservice Limited, or CDH Inservice, respectively. Mr. Lai is our president and co-founder. In March 2009, Mr. Cui and Mr. Wang transferred all of their equity interests in Meidiya Investment and Yihe Investment to Mr. Peng Ge, our chief financial officer. After the completion of these transfers, Mr. Lai and Mr. Ge held 48.93% and 51.07%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment. Both individual shareholders are PRC citizens. After the completion of the transfers, we entered into a new set of contractual arrangements with Mr. Ge to replace the previous agreements entered into with Mr. Cui and Mr. Wang.
Meidiya Investment and Yihe Investment together hold equity interests, directly or indirectly, ranging from 51% to 100% in 49 insurance agencies, three insurance brokerages and four insurance claims adjusting firms as of April 15, 2010. Most of the noncontrolling shareholders of the insurance intermediary companies majority-owned by Meidiya Investment and Yihe Investment are either founders of such company or entrepreneurial agents with whom we jointly set up such company. Most of those noncontrolling shareholders are in charge of the day-to-day operations of the companies in which they hold noncontrolling interests. The subsidiaries of Meidiya Investment and Yihe Investment hold the licenses and permits necessary to conduct our insurance intermediary business in China. We have no equity interests in Meidiya Investment, Yihe Investment or any of their subsidiaries and rely entirely on contractual arrangements to control and derive economic benefit from these companies.
Our contractual arrangements with Meidiya Investment, Yihe Investment, their shareholders and their subsidiaries enable us to:
•	exercise effective control over Meidiya Investment, Yihe Investment and their subsidiaries;
•	receive a substantial portion of the economic benefits of the subsidiaries of Meidiya Investment and Yihe Investment in consideration for the services provided by our subsidiaries in China; and
•	have an exclusive option to purchase all or part of the equity interests in each of Meidiya Investment and Yihe Investment when and to the extent permitted by PRC law.

The following diagram illustrates our corporate structure as of April 15, 2010:

(1)	Direct or indirect ownership attributable to Yihe Investment and Meidiya Investment.

For a complete listing of our subsidiaries and consolidated affiliated entities as of April 15, 2010, see Exhibit 8.1 to this annual report. The following is a summary of the key terms of our contractual arrangements with Meidiya Investment, Yihe Investment, their shareholders and their subsidiaries.
Agreements that Provide Us Effective Control over Meidiya Investment, Yihe Investment and Their Subsidiaries
Loan Agreements. Each of the original shareholders of Meidiya Investment, being Messrs. Lai, Wang and Cui, entered into a loan agreement on December 20, 2005 with our subsidiary Xinlian Information evidencing a zero interest loan granted to them. In connection with the transfer of their respective equity interests in Meidiya Investment to Mr. Ge, Mr. Cui and Mr. Wang each entered into a credit and liability transfer agreement with Mr. Ge on February 27, 2009 to transfer all of their rights and obligations under the loan agreements to Mr. Ge. After the execution of the credit and liability transfer agreements, the principal amounts of the loans to Mr. Lai and Mr. Ge were RMB2.9 million and RMB3.1 million, respectively, equal to their respective capital contributions to Meidiya Investment.
The term of the loan agreement is 10 years and may be extended upon written agreement of the parties, but it is not extended automatically. In the event that the loan is not renewed, then upon the expiration of its term and subject to then applicable PRC laws, the loan can be repaid only with the proceeds from the transfer of the shareholder’s equity interests in Meidiya Investment to Xinlian Information or another person designated by Xinlian Information. Xinlian Information may accelerate the loan repayment upon certain events, including if the shareholder quits or is dismissed or if Xinlian Information exercises its option to purchase the shareholder’s equity interests in Meidiya Investment pursuant to the exclusive equity purchase option agreement described below.
The loan agreement contains a number of covenants that restrict the actions the shareholder can take or cause Meidiya Investment to take, or that require the shareholder to take or cause Meidiya Investment to take specific actions. For example, these covenants provide that the shareholder will:
•	not transfer, pledge or otherwise dispose of or encumber his equity interests in Meidiya Investment without the prior written consent of Xinlian Information, except for equity pledge for the benefit of Xinlian Information.
•	not take any action without the prior written consent of Xinlian Information, if the action will have a material impact on the assets, business and liabilities of Meidiya Investment.
•	not vote for, or execute any resolutions to approve, the sale, transfer, mortgage, or disposal of, or the creation of any encumbrance on, any legal or beneficial interests in the equity of Meidiya Investment without the prior written consent of Xinlian Information, except to Xinlian Information or its designee.
•	not vote for, or execute any resolutions to approve, any merger or consolidation with any person, or any acquisition of or investment in any person by Meidiya Investment without the prior written consent of Xinlian Information.
•	vote to elect the directors candidates nominated by Xinlian Information.
•	cause Meidiya Investment not to supplement, amend or modify its articles of association in any manner, increase or decrease registered capital or change the capital structure in any way without the prior written consent of Xinlian Information.
•	cause Meidiya Investment not to execute any contract with a value exceeding RMB100,000 without the prior written consent of Xinlian Information, except in the ordinary course of business.
Each of the original shareholders of Yihe Investment, being Messrs. Lai, Wang and Cui, entered into a loan agreement on December 20, 2005 with Xinlian Information that is substantially similar to the loan agreements described above. In connection with the transfer of their respective equity interests in Yihe Investment to Mr. Ge, Mr. Cui and Mr. Wang each entered into a credit and liability transfer agreement with Mr. Ge on February 27, 2009 to transfer all of their rights and obligations under the loan agreements to Mr. Ge. After the execution of the credit and liability transfer agreements, the principal amounts of the loans to Mr. Lai and Mr. Ge were RMB9.8 million and RMB10.2 million, respectively, equal to their respective capital contributions to Yihe Investment.

Equity Pledge Agreements. Pursuant to separate equity pledge agreements entered into by Mr. Lai on December 20, 2005 and by Mr. Ge on March 31, 2009, respectively, with Xinlian Information and Meidiya Investment, each shareholder of Meidiya Investment agreed to pledge his equity interests in Meidiya Investment to Xinlian Information to secure his obligations under the loan agreement with Xinlian Information. The shareholder also agreed not to transfer or create any encumbrance adverse to Xinlian Information on his equity interests in Meidiya Investment. During the term of the equity pledge agreement, Xinlian Information is entitled to all the dividends declared on the pledged equity interests. The equity pledge agreement will expire when the shareholder fully performed his obligations under the loan agreement. The equity pledges were recorded on the shareholders register of Meidiya Investment, and registered with the relevant local administration of industry and commerce. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with Meidiya Investment, Yihe Investment and their subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.”
Mr. Lai and Mr. Ge entered into separate equity pledge agreements on December 20, 2005 and March 31, 2009, respectively, with Xinlian Information and Yihe Investment to pledge their equity interests in Yihe Investment to Xinlian Information. These agreements are substantially similar to the equity pledge agreements described above.
Irrevocable Power of Attorney. Mr. Lai and Mr. Ge, the current shareholders of Meidiya Investment and Yihe Investment, executed irrevocable powers of attorney on December 20, 2005 and March 31, 2009, respectively, appointing a person designated by Xinlian Information as his attorney-in-fact to vote on his behalf on all matters requiring shareholder approval. If Xinlian Information designates the shareholder to attend a shareholder’s meeting of Meidiya Investment or Yihe Investment, the shareholder agrees to vote his shares as instructed by Xinlian Information. The term of the power of attorney is ten years.
Agreements that Provide Us the Option to Purchase the Equity Interests in Meidiya Investment and Yihe Investment
Exclusive Purchase Option Agreements. Pursuant to the exclusive purchase option agreements entered into by Mr. Lai on December 20, 2005 and by Mr. Ge on March 31, 2009, respectively, with Xinlian Information and Meidiya Investment, each shareholder irrevocably granted Xinlian Information an exclusive option to purchase part or all of his equity interests in Meidiya Investment, when and to the extent permitted by applicable PRC law. The purchase price to be paid by Xinlian Information will be equal to the amount of the shareholder’s actual capital contribution to Meidiya Investment, unless applicable PRC law requires otherwise. The actual capital contributions to Meidiya Investment by Mr. Lai and Mr. Ge were RMB2.9 million and RMB3.1 million, respectively. If applicable PRC law requires appraisals of the equity interests or has other restrictions on the transfer price, the purchase price will be the minimum price permitted under applicable PRC law. Under current applicable PRC law, if a foreign-invested enterprise, such as Xinlian Information, intends to acquire the equity interests in a domestic enterprise, such as Meidiya Investment or Yihe Investment, the transfer price must be determined based on appraisal conducted by a qualified domestic asset appraisal institution using internationally recognized appraisal methodology, and it is prohibited to transfer any equities at a price clearly lower than the result of the appraisal.
Mr. Lai and Mr. Ge entered into separate exclusive purchase option agreements on December 20, 2005 and March 31, 2009, respectively, with Xinlian Information and Yihe Investment to irrevocably grant Xinlian Information an exclusive option to purchase part or all of his equity interests in Yihe Investment, when and to the extent permitted by applicable PRC law. These agreements are substantially similar to the exclusive purchase option agreements described above, except that the actual capital contributions to Yihe Investment by Mr. Lai and Mr. Ge under these agreements were RMB9.8 million and RMB10.2 million, respectively.

Agreements that Transfer Economic Benefits to Us
Technology Consulting and Service Agreements. Pursuant to the technology consulting and service agreements entered into on various dates between our PRC subsidiary Xinlian Information and its subsidiary Litian Zhuoye Software (Beijing) Co., Ltd, or Litian Zhuoye, and most of the insurance intermediary subsidiaries of Meidiya Investment and Yihe Investment, Xinlian Information and Litian Zhuoye agree to provide consulting and other services relating to IT platform use and maintenance and internal control compliance. In exchange, the insurance intermediary companies that are parties to these agreements each agree to pay a quarterly fee calculated primarily based on a percentage of the revenue generated by such company. The parties to each agreement also commit to negotiating adjustments to the fee level every three months by mutual agreement. Each of these agreements has an initial term of one year from the signing date, which will be automatically renewed for one-year terms unless Xinlian Information and Litian Zhuoye decide not to renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Xinlian Information and Litian Zhuoye, and by Xinlian Information and Litian Zhuoye upon 30 days notice.
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
Consulting and Service Agreement. Pursuant to the consulting and service agreements entered into on various dates between our subsidiary Zhonglian Enterprise and most of the insurance intermediary subsidiaries of Meidiya Investment and Yihe Investment, Zhonglian Enterprise agreed to grant the right to use the “Fanhua” brand and provide financial and tax consulting services and training services to each of the insurance intermediaries, in exchange for fees payable quarterly calculated as a percentage of revenues of each insurance intermediary. The fees may be adjusted upon agreement every quarter based on market condition and business condition of each insurance intermediary company. Each of these agreements has an initial term of one year from the signing date and will be automatically renewed for one-year terms, unless Zhonglian Enterprise decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Zhonglian Enterprise, or by Zhonglian Enterprise upon 30 days notice.
In 2009, our affiliated insurance intermediary companies paid a total of RMB318.7 million (US$46.7 million) under the technology consulting and service agreements and consulting and service agreements to our subsidiaries, representing approximately 42.2% of the net revenues of these affiliated entities. Because of our contractual arrangements with the shareholders of Meidiya Investment and Yihe Investment and their subsidiaries, we are the primary beneficiary of Meidiya Investment and Yihe Investment and have consolidated them into our consolidated financial statements. Revenues generated by the subsidiaries of Meidiya Investment and Yihe Investment accounted for 92.0% of our total net revenues in 2009. The remainder of our total net revenues in 2009 came from one of our subsidiaries, which runs our operating platform, maintains our customer database and provides information about potential customers to insurance companies. The insurance companies paid fees to this subsidiary if the potential customers introduced by this subsidiary actually purchased insurance. In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:
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
Our headquarters are located in Guangzhou, China, where we lease approximately 2,873 square meters of office space. Our subsidiaries and consolidated affiliated entities lease approximately 90,487 square meters of office space. In 2009, our total rental expenses were RMB25.6 million (US$3.8 million).
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
A.	Operating Results
Factors Affecting Our Results of Operations
Our financial condition and results of operations are primarily affected by the following factors:
•	the overall premium growth of the Chinese insurance industry;
•	the extent to which insurance companies in the PRC outsource the distribution of their products and claims adjusting functions;
•	premium rate levels and commission and fee rates;
•	the size and productivity of our sale force;
•	acquisitions;
•	commission rates for individual sales agents;
•	product and service mix;
•	share-based compensation expenses;
•	seasonality; and
•	fee-based revenue scheme.

The Overall Growth in Premiums of the Chinese Insurance Industry
The Chinese insurance industry has grown substantially in recent years. Between 2001 and 2009, total insurance premiums increased from RMB212 billion to RMB1,114 billion, representing a compound annual growth rate of 23.0%, according to data published by CIRC. We believe that certain macroeconomic and demographic factors, such as per capita GDP growth and aging of the population, have contributed to and will continue to drive the growth of the Chinese insurance industry.
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
Premium Rate Levels and Commission and Fee Rates
Because the commissions and fees we receive from insurance companies for the distribution of insurance products are generally calculated as a percentage of premiums paid by our customers to the insurance companies, our revenue and results of operations are affected by premium rate levels and commission and fee rates. Premium rate levels and commission and fee rates can change based on the prevailing economic conditions, competitive and regulatory landscape, and other factors that affect insurance companies. These other factors include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, and the tax deductibility of commissions and fees. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by the CIRC. In some instance, we can negotiate for better rates as an incentive for generating larger volume of business.
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
Acquisitions
The professional insurance intermediary sector in China is still at an early development stage and highly fragmented. We believe this offers substantial opportunities for consolidation. We intend to grow our distribution and service network in part through selective acquisitions of high-quality independent insurance intermediary companies. Since 2008, we, through our consolidated affiliated entities in the PRC, acquired controlling interests in 15 insurance agencies and four insurance claims adjusting firms as of April 15, 2010. We expect acquisitions to have a positive impact on our results of operations in the long run. However, acquisitions also involve significant risks and uncertainties. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Our Industry—If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.” In addition, any write-down of goodwill due to impairment and the amortization of intangible assets acquired could have a negative impact on our results of operations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Our Industry—If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.”
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
Because insurance companies pay us first-year commission and fee for most life insurance products at rates higher than those for property and casualty insurance products, we expect positive impact on our revenue if our distribution of life insurance products increases in the future. However, we will also incur a corresponding increase in operating costs because we pay our sales agents a higher commission and fee for distributing life insurance products. Accordingly, the operating margin attributable to life insurance products may not be as high as that of property and casualty insurance products, and may initially have a negative impact on our overall operating margin. We expect that the operating margin for life insurance products will improve because we only need to pay commissions to our sales agents for the first five years of a policy, but continue to earn renewal fees from the insurance company for the entire payment period of the policy, which could be up to 25 years.

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
Share-based Compensation Expenses
Our historical results of operations have been materially affected by the share-based compensation expenses incurred. In 2007, 2008, and 2009, we incurred share-based compensation expenses of RMB5.0 million, RMB45.7 million, and RMB7.6 million (US$1.1 million), respectively. See “—Key Performance Indicators—Operating Costs and Expenses—Share-based Compensation Expenses” for a more detailed discussion of our historical share-based compensation expenses. In order to attract and retain the best personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business, we adopted a share incentive plan in October 2007. Under our 2007 share incentive plan, as amended and restated in December 2008, we may issue an aggregate number of our ordinary shares, equal to 15% of our total number of shares outstanding immediately after the closing of our initial public offering, to cover awards granted under the plan. See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentives—2007 Share Incentive Plan.” We expect that share-based compensation expenses will continue to be a significant component of our operating expenses.
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
Fee-based Revenue Scheme
In response to a consultation paper for opinions on the insurance sales system reform circulated by the CIRC in June 2009, we submitted a proposal to the CIRC in June 2009 with respect to our pilot experiment. See “Item 3.D.—Risk Factors—Risks Related to our Business and Our Industry—The implementation of the recently proposed insurance sales system reform involves substantial uncertainties and the fee-based revenue scheme adopted by several of our affiliated property and casualty insurance agencies may be subject to challenge by the PRC tax authorities.” Since the second quarter of 2009, several of our affiliated property and casualty insurance agencies have adopted a new fee-based revenue scheme on a trial basis. Under the new scheme, our affiliated subsidiaries earn fees by providing training and IT platforms to external insurance agents and accruing and paying business taxes and surcharges accordingly. We expect that the application of this new fee-based revenue scheme by an increase in the number of our affiliated subsidiaries would result in a decline in the growth of our net revenues. However, it would also have a positive impact on our overall gross margin.

Key Performance Indicators
Net Revenues
Our revenues are net of PRC business tax. In 2007, 2008 and 2009, we generated net revenues of RMB448.1 million, RMB844.0 million and RMB1.2 billion (US$169.2 million), respectively. We derive net revenues from the following sources:
•	commissions and fees paid by insurance companies, which accounted for 99.7%, 99.9% and 99.9% of our net revenues for 2007, 2008 and 2009, respectively; and
•	other service fees, which refers to fees paid by insurance companies for certain insurance-related services provided by us to the insured on behalf of the insurance companies and accounted for 0.3%, 0.1% and 0.1% of our net revenues for 2007, 2008, and 2009, respectively.
In 2007, 2008 and 2009, we generated commissions and fees of RMB446.9 million, RMB843.1 million and RMB1.2 billion (US$169.1 million), respectively. We derive commissions and fees from distributing property and casualty insurance and life insurance products and providing claims adjusting services.
Total Net Revenues
The following table sets forth our total net revenues earned from the distributions of property and casualty insurance and life insurance products and provision of claims adjusting services, both in absolute amount and as a percentage of total net revenues, for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Property and casualty insurance products	402,170	89.7	634,385	75.1	783,220	114,743	67.8
Life insurance products	45,975	10.3	120,565	14.3	230,961	33,836	20.0
Claims adjusting services	—	—	89,012	10.6	140,670	20,608	12.2

Total net revenues	448,145	100.0	843,962	100.0	1,154,851	169,187	100.0

Net revenues from property and casualty insurance products, in particular automobile insurance products, have been our primary source of revenue since our inception. While net revenues from property and casualty insurance products increased significantly in absolute terms from 2007 to 2009, their share as a percentage of our total net revenues decreased gradually from 89.7% in 2007 to 67.8% in 2009, primarily reflecting the significant growth of our life insurance and claims adjusting businesses during the corresponding period. As the per capita automobile ownership in China is still low, automobile sales in China still have significant growth potential. Therefore, we expect that automobile insurance products will continue to be a significant contributor to our total net revenues in the next several years.
We began distributing individual life insurance products in 2006. Net revenues from life insurance products increased significantly from 2007 to 2009, both in absolute amounts and as a percentage of our total net revenues earned. We have devoted significant efforts on the distribution of life insurance products and expect net revenues from life insurance products to constitute an increasingly significant portion of our total net revenues in the next several years.
We began providing claims adjusting services in 2008. Net revenues from claims adjusting services increased significantly from 2008 to 2009 in absolute amounts. As we continue to grow our claims adjusting business, we expect that net revenues from claims adjusting services will increase as a percentage of our total net revenues in the next few years.

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
We are compensated primarily by insurance companies for our claims adjusting services. The fees we receive for our claims adjusting services depend on the types of insurance involved. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For services provided in connection with other property and casualty insurance, our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. We typically receive payment for these fees on a semi-annual or annual basis. For claims adjusting services related to automobile insurance, our fees are generally fixed on a per claim basis. These fees are typically paid to us on a quarterly basis.
Other Service Fees
In connection with the distribution of automobile insurance products, we provide some insurance-related services, such as driver’s license renewal and annual inspection for the insured. In 2007, 2008 and 2009, we generated other service fees of RMB1.2 million, RMB0.9 million and RMB0.8 million (US$0.1 million), respectively, for providing these services, which were included in net revenues from the distribution of property and casualty insurance products. We don’t expect other service fees to constitute a significant portion of our total net revenues in the future.
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

	Year Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	448,145	100.0	843,962	100.0	1,154,851	169,187	100.0

Operating costs and expenses:
Commissions and fees	(232,550)	(51.9)	(436,803)	(51.8)	(579,911)	(84,957)	(50.2)
Selling expenses	(9,514)	(2.1)	(17,328)	(2.1)	(49,498)	(7,252)	(4.3)
General and administrative expenses	(68,177)	(15.2)	(180,031)	(21.3)	(199,246)	(29,190)	(17.3)

Total operating costs and expenses	(310,241)	(69.2)	(634,162)	(75.2)	(828,655)	(121,399)	(71.8)

Commissions and Fees
We incur commissions and fees in connection with the distributions of insurance products and provisions of claims adjusting services. The commissions and fees that we incurred increased in absolute amounts each year from 2007 to 2009 primarily as a result of increase in net revenues and increase in the size of our sales force and claims adjustors. We rely mainly on individual sales agents and, to a much lesser degree, on a small number of in-house sales representatives for the distributions of insurance products. For claims adjusting services, we rely entirely on our in-house claims adjustors. Commissions and fees incurred as a percentage of net revenues decreased slightly from 2007 to 2008, primarily because the rates of the commissions and fees we received from insurers increased faster than the rates of the commissions and fees we paid to our sales agents. Commissions and fees incurred as a percentage of net revenues decreased further from 2008 to 2009, primarily as a result of the implementation of fee-based revenues scheme. We anticipate that our commissions and fees will continue to increase as we add more sales agents and claims adjustors to our work force and further grow our business.

Selling Expenses
Our selling expenses primarily consist of:
•	Salaries for employees who work in back office below the provincial management level and employment benefits for our in-house sales staff;
•	office rental, telecommunications expenses and office supply expenses incurred in connection with sales activities; and
•	advertising and marketing expenses.
We expect that our selling expenses will continue to increase as we expand our distribution and service network in both existing markets and new geographic regions. As we grow in size, we also intend to spend more on marketing and advertising to enhance our brand recognition.
General and Administrative Expenses
Our general and administrative expenses principally comprise:
•	salaries and benefits for our administrative staff;
•	share-based compensation expenses for managerial and administrative staff;
•	professional fees paid for certain PRC tax planning, market research, legal and auditing services;
•	compliance-related expenses, including expenses for professional services;
•	depreciations and amortizations;
•	office rental expenses;
•	travel and telecommunications expenses;
•	entertainment expenses;
•	office supply expenses for our administrative staff; and
•	foreign exchange loss.
We expect that our general and administrative expenses will increase as we hire additional administrative personnel and incur additional costs in connection with the expansion of our business, our efforts to improve our operating platform and our status as a publicly traded company, including costs to enhance our internal controls.
Share-based Compensation Expenses. Share-based compensation expenses constituted a smaller portion of our general and administrative expenses in 2007 and 2009, but were one of the largest components of our general and administrative expenses in 2008. In 2007, 2008 and 2009, we incurred share-based compensation only with respect to certain managerial and administrative staff and accordingly, allocated all share-based compensation expenses to general and administrative expenses. The following table sets forth our share-based compensation expenses, both in absolute amount and as a percentage of our general and administrative expenses, for the periods indicated.

	For the Year Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
General and administrative expenses	68,177	100.0	180,031	100.0	199,246	29,190	100.0
Share-based compensation expenses	5,037	7.4	45,659	25.4	7,553	1,107	3.8
Our share-based compensation expenses in 2009 were primarily attributable to options granted to various directors, officers and employees for the purchase of 32,000,000 and 10,000,000 ordinary shares of our company, in November 2008 and March 2009, respectively.
Our share-based compensation expenses in 2008 were primarily attributable to options granted in October 2007, February 2007 and November 2008, including a one-time recognition in the fourth quarter of 2008 of the remaining un-amortized expenses totaling RMB29.6 million in connection with the cancellation of some options granted in October 2007.
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
The Cayman Islands, the British Virgin Islands and Hong Kong
Under the current laws of the Cayman Islands and the British Virgin Islands, we and our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in those jurisdictions. Our subsidiary incorporated in Hong Kong is subject to a normal profits tax rate of 16.5% of its assessable profits for the years of assessment ending March 31, 2009 and March 31, 2010. Payment of dividends is not subject to withholding tax in Hong Kong.
PRC
Pursuant to the PRC EIT laws in effect before January 1, 2008, most of our subsidiaries and consolidated affiliated entities in China were subject to the standard EIT rate, which was 33%. Our subsidiaries and consolidated affiliated entities located in Shenzhen, a special economic zone, were subject to an EIT rate of 15%. The EIT was calculated based on taxable income under PRC accounting principles. For some entities, the EIT is calculated based on the actual revenue at a deemed tax rate according to the local practices of the respective local tax bureaus in charge. In addition, our subsidiaries and consolidated affiliated entities in China are subject to a 5% business tax on gross revenues generated from providing services and two additional fees, the city construction fee and the education fee, which are generally calculated at 7% and 3%, respectively, on business tax.
Pursuant to the Notice Regarding Certain Taxation Policy Issues Relating to the Reemployment of the Laid-off and Unemployed Persons, jointed issued by the PRC Ministry of Finance and the State Administration of Taxation and effective from January 1, 2003, a newly established enterprise in the service industry (with limited exceptions) was entitled to an exemption from EIT for three years if at least 30% of its work force is composed of previously “laid-off or unemployed persons” and the enterprise has entered into employment agreements with these individuals with a term of more than three years. “Laid-off or unemployed persons” was defined in the notice to include primarily laid-off or unemployed persons who are former employees of state-owned enterprises. Existing enterprises in the service industry (with limited exceptions) were entitled to a 30% reduction of EIT if they meet similar hiring requirements. Some of our subsidiaries and consolidated affiliated entities in the PRC were entitled to an exemption from EIT for a period ranging from two to three years. The following table sets forth the entities that were entitled to the tax exemption under this notice for the periods specified.

Entities Name	Tax Holiday Period

Beijing Fanhua Insurance Agency Co., Ltd.	January 1, 2005 — December 31, 2007

Beijing Fumin Insurance Agency Co., Ltd.	January 11, 2005 — December 31, 2007

Guangzhou Zhongqi Enterprise Management Consulting Co., Ltd.	March 14, 2005 — December 31, 2007

Beijing Ruisike Management Consulting Co., Ltd.	March 28, 2005 — December 31, 2007

Guangzhou Yian Insurance Agency Co., Ltd.	January 1, 2005 — December 31, 2007
On March 16, 2007, the National People’s Congress of China enacted the EIT Law which became effective on January 1, 2008. On December 6, 2007, the State Counsel issued the Implementation Rules which became effective on January 1, 2008. On December 26, 2007, the State Council issued the Transition Preferential Policy Circular which also became effective on January 1, 2008. According to the EIT Law, as further clarified by the Implementation Rules, the Transition Preferential Policy Circular and other related regulations, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. The EIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax treatments according to then effective tax laws and regulations will continue to enjoy such preferential tax treatments in the following manners: (1) in the case of preferential tax rates, for a five-year transition period starting from January 1, 2008, during which the EIT rate of such enterprises will gradually increase to the uniform 25% EIT rate by January 1, 2012; or (2) in the case of preferential tax exemption or reduction with a specified term, until the expiration of such term. However, if such an enterprise has not enjoyed the preferential treatments yet because of its failure to make a profit, its term for preferential treatment will be deemed to start from 2008.
As a result of the implementation of the EIT Law, certain preferential tax treatments enjoyed by some of our consolidated affiliated entities expired on January 1, 2008. Our effective tax rate increased significantly in 2008 and 2009 compared to 2007, primarily due to these expirations. According to the EIT Law and related regulations, the preferential tax rates enjoyed by some of our PRC subsidiaries and consolidated affiliated entities incorporated in Shenzhen, a special economic zone, will gradually increase to the uniform 25% EIT rate during the five year transition period. An increase in the EIT rates for those entities pursuant to the EIT Law could result in an increase in our effective tax rate, which could materially and adversely affect our results of operations.
Critical Accounting Policies
We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period, as well as the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable. This forms our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.
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
Revenue Recognition
We recognize revenue when all of the following have occurred: persuasive evidence of an agreement with the insurance company exists, services have been provided, the fees for such services are fixed or determinable, and collectability of the fees is reasonably assured.

Brokerage and agency services are considered to be rendered and completed, and revenue is recognized, at the time the insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. We believe that we have met all the four criteria of revenue recognition when the premiums are collected by us or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, we do not accrue any commissions and fees prior to the receipt of the related premiums. No allowance for cancellation has been recognized as we estimate that, based on our past experience, policy cancellations rarely occur. Any subsequent commission and fee adjustments in connection with policy cancellations, which have been de minimis to date, are recognized upon notification from the insurance companies. Actual commission and fee adjustments in connection with the cancellation of policies were approximately 0.1%, 0.1% and 0.1% of the total commission and fee revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Other service fees include revenue from the provision of certain insurance-related services, such as driver’s license renewal and annual surveys. We recognize this type of revenue when the services are rendered.
In connection with the distribution of insurance products, our affiliated insurance agencies may receive performance bonuses from insurance companies pursuant to agreements between the insurance agency and the insurance company. Once the agency achieves its performance target, generally a certain sales volume, the bonus will become due. The bonus amount is calculated by multiplying the insurance premium volume by an agreed-upon percentage. In addition, we record discretionary bonuses as revenue when we receive them; in many cases, that is when insurance companies first notify us of the payment of the discretionary bonuses.
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
Share-based Compensation
We treat all forms of share-based payments to employees, including employee share options and employee share purchase plans, the same as any other form of compensation and recognize the related cost in the statement of operations. Compensation costs related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. We use the Black-Scholes option-pricing model to determine the fair value of share options.
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
We performed the first step of impairment assessment and noted that the total fair value of the segments was significantly higher than the aggregate carrying value of the reporting units. As such, we have not recognized any impairment charge on goodwill and intangibles for the three-year period ended December 31, 2009. We are currently not aware of any impairment charge of the goodwill and intangibles.
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
Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 clarifies accounting for uncertainty in income taxes recognized in any entity’s financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than- not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.
Recent Accounting Pronouncements
In August 2009, the FASB, issued ASU No. 2009-05(“ASU 2009-05”), Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. ASU 2009-05 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. We are currently evaluating the impact of adoption on its consolidated financial statements.
In September 2009, the FASB issued ASU No. 2009-12 (“ASU 2009-12”), Fair Value Measurements and Disclosures (Topic 820) — Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Topic 946 — Financial Services — Investment Companies, as of the reporting entity’s measurement date. It also requires new disclosures, by major category of investments, about the attributes includes of investments within the scope of this amendment to the ASC. The provisions of ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. Early application is permitted. We are currently evaluating the impact of adoption on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The provisions of ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact of adoption on its consolidated financial statements.
In October 2009, the FASB issued ASU No. 2009-15(“ASU 2009-15”), Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing which includes amendments to ASC Topic 470, Debt, (Subtopic 470-20), and ASC Topic 260, Earnings per Share (Subtopic 260-10), to provide guidance on share-lending arrangements entered into on an entity’s own shares in contemplation of a convertible debt offering or other financing. The ASU requires that a share-lending arrangement entered into on an entity’s own shares in contemplation of a convertible debt offering or other financing be measured at issuance at fair value and recognized as issuance cost in the consolidated financial statements. Additionally, the ASU requires enhanced disclosures in the consolidated financial statements for annual and interim periods where a share-lending arrangement is outstanding. The provisions of ASU 2009-15 are effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those years. Retrospective application is required for such arrangements. The provisions of ASU 2009-15 are effective for arrangements entered into on (not outstanding) or after the beginning of the first reporting period that begins on or after June 15, 2009. Additionally, the provisions of this ASU are effective for arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009 and interim periods within those fiscal years. Certain transition disclosures are also required. Early application is not permitted. We are currently evaluating the impact of adoption on its consolidated financial statements.
In December 2009, the FASB issued ASU No. 2009-16 (“ASU 2009-16”), Transfers and Servicing (Topic 860) — Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the Accounting Standards Codification (“ASC”), issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The amendments in this ASU eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of this ASU should be applied to transfers that occur on or after the effective date. Early application is not permitted. We are currently evaluating the impact of adoption on its consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17 (“ASU 2009-17”), Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities which amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. We are currently evaluating the impact of adoption on its consolidated financial statements.
In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Improving Disclosures About Fair Value Measurements. The ASU amends ASC 820 (formerly Statement No. 157, Fair Value Measurements) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We are currently evaluating the impact of adoption on its consolidated financial statements.

Results of Operations

	For the Year Ended December 31,
		2007 to 2008		2008 to 2009
		Percentage		Percentage
	2007	Change	2008	Change
	(As adjusted) (1)		(As adjusted) (1)		2009
	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Operations Data
Net revenues:
Commissions and fees	446,929	88.6	843,107	36.9	1,154,090	169,075
Other service fees	1,216	(29.7)	855	(11.0)	761	112

Total net revenues	448,145	88.3	843,962	36.8	1,154,851	169,187

Operating costs and expenses:
Commissions and fees	(232,550)	87.8	(436,803)	32.8	(579,911)	(84,957)
Selling expenses	(9,514)	82.1	(17,328)	185.7	(49,498)	(7,252)
General and administrative expenses	(68,177)	164.1	(180,031)	10.7	(199,246)	(29,190)

Total operating costs and expenses	(310,241)	104.4	(634,162)	30.7	(828,655)	(121,399)

Income from operations	137,904	52.1	209,800	55.5	326,196	47,788
Other income (expense), net:
Gain on disposal of investment in a subsidiary	—	*	525	*	—	—
Investment income	—	*	—	*	18,905	2,770
Interest income	16,235	195.5	47,967	(30.6)	33,299	4,878
Interest expense	(25)	280.0	(95)	(95.8)	(4)	(1)
Others, net	(2)	1,300.0	(28)	5,128.6	1,408	206
Changes in fair value of contingent consideration payables	—	*	—	*	(5,946)	(871)

Net income before income taxes and income of affiliates	154,112	67.5	258,169	44.8	373,858	54,770
Income tax expense	(3,178)	1,864.7	(62,438)	53.1	(95,618)	(14,008)
Share of income of affiliates	—	*	135	473.3	774	114

Net income	150,934	29.7	195,866	42.5	279,014	40,876
Less: Net income (loss) attributable to the noncontrolling interests	(2,424)	270.3	4,129	(628.6)	(21,827)	(3,197)
Net income attributable to the Company’s shareholders	153,358	25.0	191,737	56.9	300,841	44,073

*	Not meaningful for analysis because the percentage change is mathematically undeterminable or involves a change from income or benefit to loss or expense, or vice versa.

(1)	Effective January 1, 2009, we adopted FASB ASC 810, Noncontrolling Interests (formerly FASB No. 160, Noncontrolling Interests in Consolidated Financial Statements). As a result, revised presentation and disclosure requirements were applied retrospectively for all periods presented, requiring noncontrolling interests to be separately presented as a component of stockholders’ equity on the consolidated balance sheets.

Year ended December 31, 2009 Compared to Year Ended December 31, 2008
Net Revenues. Our total net revenues increased by 36.8% from RMB844.0 million in 2008 to RMB1.2 billion (US$169.2 million) in 2009 primarily as a result of:
•	a 23.5% increase from RMB634.4 million in 2008 to RMB783.2 million (US$114.7 million) in 2009 in commissions and fees and other service fees derived from the distributions of property and casualty insurance products;
•	a 91.6% increase from RMB120.6 million in 2008 to RMB231.0 million (US$33.8 million) in 2009 in commissions and fees derived from the distributions of life insurance products; and
•	a 58.0% increase from RMB89.0 million in 2008 to RMB140.7 million (US$20.6 million) in 2009 in commissions and fees derived from the provision of claims adjusting services.
These increases were primarily attributable to (i) enhanced sales marketing efforts with the number of sales agents in our distribution and service network increasing by 33.9% from 28,886 as of December 31, 2008 to 38,675 as of December 31, 2009, and the number of claims adjustors increasing by 86.6% from 834 as of December 31, 2008 to 1,556 as of December 31, 2009; (ii) the establishment of four new affiliated insurance intermediary companies and the acquisitions of controlling interests in five affiliated insurance intermediary companies in 2009; and (iii) the increase in performance bonuses paid by life insurers as a result of growth in sales volume and more contracts entered into with life insurers at the corporate headquarter level.
Operating Costs and Expenses
Commissions and Fees. Commissions and fees we incurred increased by 32.8% from RMB436.8 million in 2008 to RMB579.9 million (US$85.0 million) in 2009 primarily due to growth of our sales, which was in line with the increase in net revenues from commissions and fees.
Selling Expenses. Our selling expenses increased by 185.7% from RMB17.3 million in 2008 to RMB49.5 million (US$7.3 million) in 2009 primarily due to the establishment of additional branches and subsidiaries under Datong segment and claims adjusting segment, as well as an increase in sales promotion expenses.
General and Administrative Expenses. Our general and administrative expenses increased by 10.7% from RMB180.0 million in 2008 to RMB199.2 million (US$29.2 million) in 2009. Our adjusted general and administrative expenses, which excluded a one-time charge of RMB29.6 million share-based compensation expenses in 2008 that was associated with the surrender and cancellation of option to purchase an aggregate of 30,804,500 ordinary share by various option holder, increased 32.4% from RMB150.4 million in 2008. This increase was primarily as a result of the following factors:
•	an increase in depreciation of fixed assets due to the installation and operation of our upgraded IT system in more affiliated entities in 2009;
•	an increase in headcount, primarily as a result of the recruitment of more senior managers, and an increase in base salaries for the managerial and administrative staff;
•	an increase in amortization of intangible assets as a result of the acquisitions we made in 2008 and 2009; and
•	an increase in office rental expenses and expenses incurred by newly acquired entities as well as the expansion of our distribution and service network.
Income from Operations. As a result of the foregoing factors, our income from operations increased by 55.5% from RMB209.8 million in 2008 to RMB326.2 million (US$47.8 million) in 2009.
Other Income (Expense), Net. Our other income, net decreased by 1.5% from RMB48.4 million in 2008 to RMB47.7 million (US$7.0 million) in 2009, primarily as a result of a 30.6% decrease in interest income from RMB48.0 million in 2008 to RMB33.3 million (US$4.9 million) in 2009, mainly attributable to a decrease in bank deposit interest rates in 2009, the recognition of a one-time expense of RMB5.9 million (US$0.9 million), resulting from changes in fair value of contingent consideration payable for acquisitions of an additional 41% and 46% of equity interests in Hangzhou Zhixin and Fanhua Anlian, respectively, in 2009, partially offset by the recognition of RMB18.9 million (US$2.8 million) of investment income, representing gains from re-measuring the 10% and 5% equity interest formerly held by us in Zhixin and Anlian, respectively.

Net Income before Income Taxes and Income of Affiliates. As a result of the foregoing factors, our net income before income taxes and income of affiliates increased by 44.8% from RMB258.2 million in 2008 to RMB373.9 million (US$54.8 million) in 2009.
Income Tax Expense. Our income tax expense in 2009 primarily consists of current tax expense of RMB92.1 million (US$13.5 million) and deferred tax expense of RMB3.5 million (US$0.5 million). The substantial increase in our income tax expense in 2009 was primarily attributable to the increase of operating income and the increase of effective income tax rate in Shenzhen from 18% in 2008 to 20% in 2009. The effective income tax rate applicable to us was 25.6% in 2009 compared to 24.2% in 2008.
Net Income (Loss) Attributable to the Noncontrolling Interests. We recorded RMB21.8 million (US$3.2 million) net loss attributable to noncontrolling interests in 2009. Losses incurred by the Datong segment are wholly borne by the noncontrolling shareholders pursuant to the supplemental agreement between Meidiya and Mr. Lin, dated June 30, 2009. In comparison, we recorded RMB4.1 million net income attributable to noncontrolling interests in 2008, primarily due to profit earned by three newly acquired claims adjusting firms in which we hold majority interests, offset by losses incurred by certain other insurances agencies in which we hold majority interests.
Net Income Attributable to the Company’s Shareholders. As a result of the foregoing, our net income attributable to our shareholders increased by 56.9% from RMB191.7 million in 2008 to RMB300.8 million (US$44.1 million) in 2009.
Year ended December 31, 2008 Compared to Year Ended December 31, 2007
Net Revenues. Our total net revenues increased by 88.3% from RMB448.1 million in 2007 to RMB844.0 million in 2008 primarily as result of:
•	a 58.0% increase in commissions and fees derived from the distributions of property and casualty insurance products, from RMB401.0 million in 2007 to RMB633.5 million in 2008;
•	a 162.2% increase in commissions and fees derived from the distributions of life insurance products, from RMB46.0 million in 2007 to RMB120.6 million in 2008; and
•	RMB89.0 million service fees derived from the provision of claims adjusting services which we started providing in 2008.
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
Our other service fees were RMB0.9 million and accounted for 0.1% of our total net revenues in 2008.
Operating Costs and Expenses
Commissions and Fees. Commissions and fees we incurred increased by 87.8% from RMB232.6 million in 2007 to RMB436.8 million in 2008, primarily due to the increase in our sales volume.
Selling Expenses. Our selling expenses increased by 82.1% from RMB9.5 million in 2007 to RMB17.3 million in 2008, primarily due to the sales growth and the increase in expenses incurred by newly acquired and established entities.
General and Administrative Expenses. Our general and administrative expenses increased by 164.1% from RMB68.2 million in 2007 to RMB180.0 million in 2008 primarily due to increases in the following expenses: (i) share-based compensation expenses primarily attributable to options granted in October 2007 and November 2008, including a one-time recognition of RMB29.6 million in the fourth quarter of 2008 in connection with the cancellation of some options granted in October 2007; (ii) salary expenses for administrative staff as a result of increased headcount; (iii) expenses for ongoing professional services; and (iv) Sarbanes-Oxley Act compliance-related expenses.

Income from Operations. As a result of the foregoing factors, our income from operations increased by 52.1% from RMB137.9 million in 2007 to RMB209.8 million in 2008.
Other Income (Expense), Net. Our other income, net increased by 198.4% from RMB16.2 million in 2007 to RMB48.4 million in 2008, primarily due to a 195.5% increase in interest income from RMB16.2 million in 2007 to RMB48.0 million in 2008. The increase in interest income was mainly attributable to an increase in cash following our initial public offering in October 2007.
Net Income before Income Taxes and Income of Affiliates. As a result of the foregoing factors, our net income before income taxes and income of affiliates increased by 67.5% from RMB154.1 million in 2007 to RMB 258.2 million in 2008.
Income Tax Expense. Our income tax expense in 2008 primarily consists of current tax expense of RMB65.9 million offset by deferred tax income of RMB3.5 million. The substantial increase in our income tax expense in 2008 was primarily due to the expiration of income tax exemptions for some PRC subsidiaries and significant growth in revenues.
Net Income (Loss) Attributable to the Noncontrolling Interests. Net income attributable to noncontrolling interests of RMB4.1 million in 2008 was primarily due to profit earned by three newly acquired claims adjusting firms in which we hold majority interests, offset by losses incurred by certain other insurances agencies in which we hold majority interests. In comparison, we recorded RMB2.4 million net loss attributable to noncontrolling interests in 2007, primarily due to the losses incurred by several insurance agencies in which we hold noncontrolling interests.
Net Income Attributable to the Company’s Shareholders. As a result of the foregoing, our net income attributable to our shareholders increased by 25.0% from RMB153.4 million in 2007 to RMB191.7 million in 2008.
Discussion of Segment Operations
Historically, we had managed our business as a single operating segment engaged in insurance agency and brokerage services in the PRC. In order to better manage and measure the performance of different lines of businesses we had been engaged in 2008, we restructured our subsidiaries and consolidated affiliated entities in December 2008 by grouping them into the following four operating segments:
•	property and casualty insurance segment, which refers to entities that have been primarily engaged in the distribution of property and casualty insurance products;
•	life insurance segment, which refers to entities that have been primarily engaged in the distribution of life insurance products;
•	claims adjusting segment, which refers to our claims adjusting firms that are engaged in claims adjusting services such as pre-underwriting survey, claims adjusting, disposal of residual value, loading and unloading supervision and consulting services; and
•	Datong segment, which refers to Datong Investment and entities under its control, which are primarily engaged in the distribution of life insurance products.
We group Datong Investment and the entities controlled by it under a separate segment, because they target different customers than those targeted by our other affiliated insurance intermediaries under the life insurance segment. In addition, our management reviews the performance of Datong Investment and its subsidiaries separately from the other operating segments. As a result of this restructuring, we now have four reportable segments.

The following table sets forth our net revenues, operating costs and expenses and income from operations by reportable segments for the periods indicated. Figures for the years ended December 31, 2007 are presented in a manner consistent with the segment reporting in 2008 and 2009. The line item “Other” includes expenses not allocated to the reportable segments and corporate related costs and expenses.

	Year Ended December 31,
		2007 to
		2008		2008 to 2009
		Percentage		Percentage
	2007	Change	2008	Change	2009
	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Net revenues:
Property and casualty	384,521	55.9	599,353	30.7	783,220	114,743
Life	63,624	142.3	154,174	15.3	177,713	26,035
Claims adjusting	—	—	89,012	58.0	140,670	20,608
Datong	—	—	1,423	3,642.0	53,248	7,801

Total net revenues	448,145	88.3	843,962	36.8	1,154,851	169,187

Operating costs and expenses:
Property and casualty	214,268	49.3	319,776	27.8	408,643	59,867
Life	59,672	113.9	127,634	24.4	158,804	23,265
Claims adjusting	—	—	70,961	71.6	121,753	17,837
Datong	—	—	5,837	1,138.3	72,281	10,589
Other	36,301	202.4	109,954	(38.9)	67,174	9,841

Total operating costs and expenses	310,241	104.4	634,162	30.7	828,655	121,399

Income (Loss) from operations:
Property and casualty	170,253	64.2	279,577	34.0	374,577	54,876
Life	3,952	569.4	26,540	(28.8)	18,909	2,770
Claims adjusting	—	—	18,051	4.8	18,917	2,771
Datong	—	—	(4,414)	331.2	(19,033)	(2,788)
Other	(36,301)	202.9	(109,954)	(38.9)	(67,174)	(9,841)

Total income from operations	137,904	52.1	209,800	55.5	326,196	47,788

Year ended December 31, 2009 Compared to Year Ended December 31, 2008
Net Revenues
Net revenues from our property and casualty insurance segment increased by 30.7% from RMB599.4 million in 2008 to RMB783.2 million (US$114.7 million) in 2009. The increase primarily resulted from the acquisitions of controlling interests in eight affiliated insurance agencies primarily engaged in the distribution of property and casualty insurance products in 2008 and 2009, a significant increase in the number of property and casualty sales agents in our distribution and service network and higher productivity of sale agents.
Net revenues from our life insurance segment increased by 15.3% from RMB154.2 million in 2008 to RMB177.7 million (US$26.0 million) in 2009. The increase was primarily attributable to (i) a significant increase in performance bonuses paid by life insurers as a result of growth in sales volume; and (ii) an increase in number of contracts entered into with life insurers at the corporate headquarter level, which enabled us to obtain more favorable terms by combining the sales volumes of all of our affiliated insurance intermediary companies located in different parts of the country.
Net revenues from our claims adjusting segment increased by 58.0% from RMB89.0 million in 2008 to RMB140.7 million (US$20.6 million) in 2009. The increase primarily resulted from (i) a significant increase in the number of claims adjustors from 834 in 2008 to 1,556 in 2009; and (ii) the acquisitions of controlling interest in a claims adjusting firm that was primarily engaged in claims adjusting services in connection with property and casualty insurance.

We acquired 55% of the equity interest in Datong Investment in November 2008. Net revenues from our Datong segment increased by over 36 times from RMB1.4 million in 2008 to RMB53.2 million (US$7.8 million) in 2009. The increase was primarily attributable to (i) revenues recognition for one full year of Datong segment in 2009 as compared to two months in 2008; (ii) the addition of 11 insurance agencies primarily engaged in distribution of life insurance products after the acquisition; (iii) an increase in the number of sales agents from 1,505 in 2008 to 7,893 in 2009; and (iv) an increase in performance bonuses paid by life insurers as a result of growth in sales volume.
Operating Costs and Expenses
Operating costs and expenses for our property and casualty insurance segment increased by 27.8% from RMB319.8 million in 2008 to RMB408.6 million (US$59.9 million) in 2009. The increase was primarily due to the increase in commissions and fees paid to our property and casualty insurance sales agents, which was in line with the growth of our sales.
Operating costs and expenses for our life insurance segment increased by 24.4% from RMB127.6 million in 2008 to RMB158.8 million (US$23.3 million) in 2009. The increase was primarily due to (i) higher sales volume, particularly the increase in the sales of new insurance policies, for which we generally paid higher commissions and fees to our sales agents as compared with those of renewal insurance policies; and (ii) the establishment of additional branches and sales outlets.
Operating costs and expenses for our claims adjusting segment in 2009 increased by 71.6% from RMB71.0 million in 2008 to RMB121.8 million (US$17.8 million) in 2009. The increase was primarily due to (i) an increase in commissions and fees paid to claims adjustors and related services cost, which was in line with the increase in revenues; (ii) an increase in salaries for back-office staff and office rental expenses as a result of the establishment of new branches; and (iii) an increase in marketing and promotion expenses.
Operating costs and expenses for our Datong segment in 2009 increased by 1,138.3% from RMB5.8 million in 2008 to RMB72.3 million (US$10.6 million) in 2009. The increase was primarily due to the increase in commissions and fees paid to our Datong sales agents as a result of higher sales volume, particularly due to the increase in the sales of new insurance policies and the increase in operating expenses incurred by newly established companies under the Datong segment.
Income (Loss) from Operations
As a result of the foregoing factors, income from operations for our property and casualty insurance segment increased by 34.0% from RMB279.6 million in 2008 to RMB374.6 million (US$54.9 million) in 2009. Income from operations for our life insurance segment decreased by 28.8% from RMB26.5 million in 2008 to RMB18.9 million (US$2.7 million) in 2009. Income from operations for our claims adjusting segment increased by 4.8% from RMB18.1 million in 2008 to RMB18.9 million (US$2.8 million) in 2009. Loss from operations for our Datong segment increased by 331.2% from RMB4.4 million in 2008 to RMB19.0 million (US$2.8 million) in 2009.
Year ended December 31, 2008 Compared to Year Ended December 31, 2007
Net Revenues
Net revenues from our property and casualty insurance segment increased by 55.9% from RMB384.5 million in 2007 to RMB599.4 million in 2008. The increase primarily resulted from the acquisitions of controlling interests in 5 affiliated insurance agencies and one insurance brokerage, in 2008 that were primarily engaged in the distribution of property and casualty insurance products, a significant increase in the number of property and casualty insurance sales agents in our distribution and service network, and higher productivity of sales agents.
Net revenues from our life insurance segment increased by 142.3% from RMB63.6 million in 2007 to RMB154.2 million in 2008. The increase was primarily attributable to (i) the establishment of seven new affiliated insurance agencies, and the acquisitions of controlling interests in two affiliated insurance agencies, in 2008 that were primarily engaged in the distribution of life insurance products; (ii) a significant increase in the number of life insurance sales agents in our distribution and service network; (iii) slightly higher commission and fee rates; (iv) higher productivity of sales agents; and (v) a significant increase in performance bonuses paid by life insurers as a result of growth in sales volume and more contracts being entered into with life insurers at corporate headquarter levels, which allowed us to obtain more favorable terms by combining the sales volumes of all of our affiliated insurance intermediary companies located in different parts of the country.

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
Operating Costs and Expenses
Operating costs and expenses for our property and casualty insurance segment increased by 49.3% from RMB214.2 million in 2007 to RMB319.8 million in 2008. The increase was primarily due to the increase in commissions and fees paid to our property and casualty insurance sales agents, which was in line with the increase in revenues.
Operating costs and expenses for our life insurance segment increased by 113.9% from RMB59.7 million in 2007 to RMB127.6 million in 2008. The increase was primarily due to the increase in commissions and fees paid to our life insurance sales agents as a result of higher sales volume, particularly due to the increase in the sales of new insurance policies.
Operating costs and expenses for our claims adjusting services in 2008 primarily consisted of salaries for claims adjustors and traveling expenses. Operating costs and expenses for our Datong segment in 2008 primarily consisted of commissions and fees paid to the sales agents.
Income from Operations
As a result of the foregoing factors, income from operations for our property and casualty insurance segment increased by 64.2% from RMB170.3 million in 2007 to RMB279.6 million in 2008. Meanwhile, income from operations for our life insurance segment increased by 569.4% from RMB4.0 million in 2007 to RMB26.5 million in 2008.
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively. We can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expense, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.
Foreign Currency
The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB6.8539 per U.S. dollar in December 2008 and then to RMB6.8275 per U.S. dollar in December 2009. The slight fluctuation of the exchange rate between the RMB and U.S. dollar resulted in foreign currency translation gain of RMB1.3 million (US$0.2 million) in 2009, when we translated our financial assets from U.S. dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

B.	Liquidity and Capital Resources
Cash Flows and Working Capital
Our principal sources of liquidity have been cash generated from our operating activities and proceeds from sales of ordinary shares through private placements and our initial public offering. As of December 31, 2009, we had RMB1.5 billion (US$213.6 million) in cash. Our cash consists of cash on hand and bank deposits with terms of 90 days or less. Our principal uses of cash have been to fund acquisitions, construction of a nationwide operating platform, working capital requirements, purchases of automobiles and office equipment, office renovation and rental deposit. Although we consolidate the results of our PRC affiliated entities, we do not have direct access to their cash and cash equivalents or future earnings. But we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we receive quarterly fees from some of these affiliated entities in exchange for certain consulting and other services provided by us. See “Item 4.C. Information on the Company—Organizational Structure.” We expect to require cash to fund our ongoing business needs, particularly the further expansion of our distribution and service network through acquisitions and establishment of new insurance intermediary companies.
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
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	167,375	254,619	259,599	38,032
Net cash generated from (used in) investing activities	63,214	(255,920)	(256,243)	(37,540)
Net cash generated from (used in) financing activities	1,111,273	19,576	(57,166)	(8,376)
Net increase (decrease) in cash and cash equivalents	1,341,862	18,275	(53,810)	(7,884)
Cash and cash equivalents at the beginning of the year	223,926	1,544,817	1,510,432	221,280
Cash and cash equivalents at the end of the year	1,544,817	1,510,432	1,457,890	213,582
Operating Activities
Net cash generated from operating activities amounted to RMB259.6 million (US$38.0 million) for the year ended December 31, 2009, primarily attributable to (i) a net income of RMB279.0 million (US$40.9 million); (ii) an increase of RMB18.8 million (US$2.8 million) in depreciation of fixed assets, which was included in net income but did not have cash flow effect during the period; (iii) an investment income of RMB18.9 million (US$2.8 million), which was also included in net income but was not included in operating activity and did not have cash flow effect during the period; (iv) an increase of RMB13.1 million (US$1.9 million) in accounts payable primarily as a result of increased revenue and expanded operation; and (iv) an increase of RMB85.6 million (US$12.5 million) in accounts receivable, which negatively affected operating cash flow, primarily as a result of an increase in sales of insurance products.
Net cash generated from operating activities amounted to RMB254.6 million for the year ended December 31, 2008, primarily attributable to (i) a net income of RMB191.7 million; (ii) an increase of RMB48.4 million in accounts payable primarily as a result of increased revenue and expanded operation; (iii) an increase of RMB13.6 million in other payable primarily due to increases in annual audit fees payable for the 2008 audit and professional fees payable in connection with Sarbanes-Oxley Act compliance; (iv) an increase of RMB58.3 million in accounts receivable, which negatively affected operating cash flow, primarily as a result of increase of sales of insurance products; and (v) a decrease of RMB11.4 million in insurance premium payable, which negatively affected cash flow, primarily due to shorter period of insurance premium settlement with insurance companies.

Net cash generated from operating activities amounted to RMB167.4 million in 2007, primarily attributable to (i) a net income of RMB153.4 million; (ii) a decrease of RMB8.4 million in accounts receivable primarily as a result of shorter settlement periods with insurers; (iii) an increase of RMB6.8 million in other payable primarily due to an increase in annual audit fees payable for 2007 annual audit and professional fees payable in connection with our initial public offering; (iv) an increase of RMB5.3 million in insurance premium payable primarily due to the increase in sales of insurance products; and (v) an increase of RMB13.0 million in other receivables, which negatively affected operating cash flow, primarily as a result of advances extended to entrepreneurial agents to help them establish sales teams.
Investing Activities
Net cash used in investing activities for the year ended December 31, 2009 was RMB256.2 million (US$37.5 million), primarily attributable to (i) payment of contingent considerations for companies acquired in 2008, which have achieved their operating targets, as well as payment of considerations for new acquisitions made in 2009, amounting to RMB330.7 million (US$48.4 million); (ii) a partial payment of RMB68.3 million (US$10.0 million) for the acquisition of 20.58% equity interest in Sincere Fame which owns 100% equity interest in CFSG; and (iii) the purchases of property, plant and equipment totaling RMB47.8 million (US$7.0 million), partially offset by RMB180.0 million (US$26.4 million) as repayment from noncontrolling shareholders in connection with the acquisition of Datong Investment.
Net cash used in investing activities for the year ended December 31, 2008 was RMB255.9 million, primarily attributable to (i) RMB180 million paid to entities controlled by Mr. Keping Lin in connection with the acquisition of Datong Investment; (ii) purchases of property, plant and equipment totaling RMB51.8 million; (iii) acquisitions of controlling interests in nine insurance agencies, one insurance brokerage and three claims adjusting firms totaling RMB23.9 million.
Net cash generated from investing activities in 2007 was RMB63.2 million, primarily attributable to repayments of advances totaling RMB79.0 million previously made to China United Financial Services and one of its subsidiaries, as well as an entity controlled by our chief executive officer and our president, partially offset by (i) purchases of property, plant and equipment totaling RMB5.4 million; (ii) an increase of RMB5.3 million in restricted cash set aside for settling insurance premium payable; and (iii) deposit paid for purchase of property, plant and equipment totaling RMB4.8 million.
Financing Activities
Net cash used in financing activities was RMB57.2 million (US$8.4 million) for the year ended December 31, 2009, primarily attributable to (i) a cash dividend of RMB68.6 million (US$10.0 million); and (ii) a repayment to related parties amounting to RMB8.9 million (US$1.3 million), partially offset by capital injection and additional paid-in capital injection by noncontrolling shareholders totaling RMB20.3 million (US$3.0 million).
Net cash generated from financing activities was RMB19.6 million for the year ended December 31, 2008, primarily attributable to (i) an advance of RMB10.6 million from noncontrolling shareholders of Guangdong Fangzhong Insurance Surveyors & Loss Adjustors Co., Ltd., CNinsure Surveyors & Loss Adjustors Co., Ltd. (formerly known as Shenzhen Khubon Insurance Surveyors & Loss Adjustors Co., Ltd.) and Shanghai Teamhead Insurance Surveyors & Loss Adjustors Co., Ltd., the majority interests in which we acquired in 2008; and (ii) an increase in noncontrolling interests totaling RMB10.6 million as a result of establishment of new majority-owned insurance agencies, partially offset by repayments of bank loans totaling RMB1.6 million.
Net cash generated from financing activities was RMB1.1 billion in 2007, primarily attributable to (i) net proceeds from our initial public offering in the amount of RMB1.2 billion; and (ii) an increase in noncontrolling interests totaling RMB6.8 million as a result of establishment of new majority-owned insurance agencies, partially offset by (a) payment of previously declared but unpaid dividends totaling RMB140 million; and (b) repayments totaling RMB3.3 million of amounts payable to noncontrolling shareholders of Sichuan Fanhua Xintai Insurance Agency Co., Ltd. and Hebei Anxin Insurance Agency Co., Ltd., which we acquired in 2006.

Capital Expenditures
We incurred capital expenditures of RMB5.4 million, RMB51.8 million and RMB47.8 million (US$7.0 million) for the years ended December 31, 2007, 2008 and 2009, respectively. Our capital expenditures have been used primarily to construct our Core Business System and ERP-based financial and accounting system, and to purchase automobiles and office equipment for newly established insurance intermediary companies. We estimate that our capital expenditures will increase in 2010 as we further expand our distribution and service network and improve our unified operating platform. We anticipate funding our future capital expenditures primarily with net cash flows from operating activities.
Holding Company Structure
We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries in China and our consolidated affiliated entities, Meidiya Investment and Yihe Investment and their subsidiaries. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our wholly owned subsidiaries and consulting and service fees paid by the subsidiaries of Meidiya Investment and Yihe Investment. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of EIT on dividend derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividend distributed by such foreign-invested enterprises. Aggregate undistributed earnings of our subsidiaries in the PRC that are available for distribution to us are considered to be indefinitely reinvested and accordingly, no provision for the withholding tax has been made. As of December 31, 2009, our restricted net asset was RMB1.2 billion (US$180.6 million), which is not eligible for distribution. This amount is composed of the registered equity of our PRC subsidiaries and consolidated affiliated entities and the statutory reserves described above.
C.	Research and Development, Patents and Licenses, etc.
None.
D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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

F.	Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

		Payment Due by Period
		Less than
	Total	1 year	1-3 years	3-5 years
	(in thousands of RMB)

Operating lease obligations	42,932	22,788	18,790	1,354
Purchase obligations (1)	1,152	1,152	—	—

Total	44,084	23,940	18,790	1,354

(1)	Represents payment commitment in connection with the construction of our Core Business System and ERP-based financial and accounting system.
Not included in the table above are Financial Interpretation 48 liabilities of RMB2,537,000. As we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, such Financial Interpretation 48 liabilities are excluded from the contractual obligations table above.
Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2009.
Item 6. Directors, Senior Management and Employees
A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yinan Hu	44	Chairman and Chief Executive Officer
Qiuping Lai	56	President and Director
Peng Ge	39	Chief Financial Officer
Feng Jin	44	Chief Operating Officer and Chief Information Officer
Chunlin Wang	40	Vice President and Head of the Property and Casualty Insurance Unit
Chengbin Li	44	Vice President and Head of the Life Insurance Unit
Shangzhi Wu	59	Director
Yongwei Ma	67	Independent Director
Stephen Markscheid	56	Independent Director
Allen Warren Lueth	41	Independent Director
Mengbo Yin	54	Independent Director
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
Mr. Qiuping Lai is our co-founder and has been our president and director since 2004. Mr. Lai has served as chairman of the board of directors of Guangdong Nanfeng, one of our first affiliated insurance intermediaries in the PRC, since 2002. From 1998 to 2002, he served as the general manager of Guangdong Nanfeng Automobile Association Co., Ltd., one of our predecessor companies that he co-founded in 1998. From 1994 to 1998, he served as the general manager of Guangdong Nanfeng Enterprises Co., Ltd., a company he co-founded that engaged in import and export, manufacturing of wooden doors and construction. From 1990 to 1994, Mr. Lai was an instructor of philosophy and later an associate dean of the department of law at Guangdong Institute for Managers in Finance and Trade. Mr. Lai received his bachelor’s degree in philosophy from Jiangxi University in China.

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
Mr. Chunlin Wang has been our vice president since January 2007 and head of the property and casualty insurance unit since February 2008. From January 2007 to February 2008, Mr. Wang served as chair of the property and casualty insurance committee of our company. From 2003 to January 2007, he served as assistant to our chairman. From 2002 to 2005, he served as the general manager of Guangdong Nanfeng, one of our first affiliated insurance intermediaries in the PRC. From 1998 to 2002, Mr. Wang served as a branch manager at Guangzhou Nanyun Car Rental Services Co., Ltd. and later Guangdong Nanfeng Automobile Association Co., Ltd., our predecessors. Mr. Wang received his bachelor’s degree in law from Central-Southern University of Politics and Law in China.
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
Dr. Shangzhi Wu has been our director since December 2005. He is the founding partner of CDH China Holdings Management Company Limited, or CDH, and has served as its president since its inception in 2002. CDH is an international private equity fund manager with more than US$2 billion of committed capital under management and with a focus on investments in China’s leading companies. Dr. Wu has also served as the chairman of Beijing Dinghui Venture Investment Advisory Company Limited since 2002. From 1995 to 2002, Dr. Wu worked for China International Capital Corporation Ltd., or CICC, serving as the head of the direct investment department beginning in 1996. Dr. Wu became a managing director in 1999 and served as a member of CICC’s management committee between 2000 and 2002. From 1993 to 1995, he was a managing director at Beijing Copia Consulting Company, a business consulting firm. From 1991 to 1993, he was a senior investment officer at the International Finance Corporation. From 1984 to 1991, he worked for the World Bank as an operations officer and senior operations officer. Dr. Wu received his Ph.D. in mechanical engineering and a master’s degree in management of technology from Massachusetts Institute of Technology.
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

Mr. Stephen Markscheid has been our independent director since August 2007. He is currently the chief executive officer of Synergenz BioScience, Inc., a genomics company based in Hong Kong. Prior to that, Mr. Markscheid was the chief executive officer of HuaMei Capital Company, Inc., a Sino-U.S. investment advisory firm from 2006 to 2007. From 1998 to 2006, Mr. Markscheid served as senior vice president for global risk for GE Healthcare Financial Services and director of business development of GE Capital. Prior to joining GE, Mr. Markscheid worked as case leader for the Boston Consulting Group throughout Asia from 1994 to 1997. Prior to that, Mr. Markscheid had been a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. Mr. Markscheid received his bachelor’s degree in East Asian studies from Princeton University, a master’s degree in international affairs and economics from the School of Advanced International Studies at Johns Hopkins University, and an MBA degree from Columbia University.
Mr. Allen Lueth has been our independent director since August 2007. He is currently vice president of finance and strategy of Zuellig Pharma China, a private company focused on pharmaceutical distribution, and was its chief financial officer from 2005 to February 2009. Prior to joining Zuellig Pharma, Mr. Lueth worked for GE Capital from 1998 to 2004 in a variety of roles, including chief financial officer and chief executive officer for the Taiwan operations, and the representative for China. Earlier, he served with Coopers & Lybrand as an auditor. Mr. Lueth obtained his certificate as a certified public accountant in 1991 and a certified management accountant in 1994. Mr. Lueth received his bachelor of science in accounting degree from the University of Minnesota and an MBA degree from the J.L. Kellogg School of Management.
Dr. Mengbo Yin has been our independent director since October 2008. He is currently a Ph.D advisor at Southwestern University of Finance and Economics in China, where he also serves as head of the university’s postgraduate department. Previously, he was the dean of the university’s school of finance from 1996 to 2007. Professor Yin received his master’s and Ph.D degrees in finance from Southwestern University of Finance and Economics in China.
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
In 2009, the aggregate cash compensation, including reimbursement of expenses, to our executive officers was approximately RMB3.5 million (US$0.5 million), and the aggregate cash compensation to our non-executive directors was approximately RMB1.2 million (US$0.2 million).

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
In October 2007, our board of directors voted to grant options under our 2007 share incentive plan to certain of our directors and employees to purchase an aggregate of 42,000,000 ordinary shares of our company at an exercise price of US$0.8 per ordinary share, equal to the offering price per ADS in our initial public offering (after the adjustment for the 20 ordinary shares to 1 ADS ratio). These options were scheduled to vest over a three-year period starting from March 31, 2009. Options to purchase an aggregate of 30,804,500 ordinary shares of our company were cancelled as a result of voluntary surrender by various option holders in December 2008, options to purchase 8,834,900 ordinary shares were cancelled due to the termination of employment of the relevant option holders and options to purchase 2,360,600 ordinary shares were repurchased for RMB0.4 per option in cash.
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
On February 8, 2010, our board of directors approved the grant of options to purchase an aggregate of 48,000,000 ordinary shares to various directors, officers and employees pursuant to the amended and restated 2007 Share Incentive Plan. The exercise price of these options is US$0.840 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). These options will vest over a four-year period starting from March 31, 2011.
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
Award Agreement. Awards granted under our 2007 plan will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement may also specify whether the option constitutes an ISO or a non-qualifying share option.
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
As of April 15, 2010, options to purchase 93,676,431 ordinary shares were outstanding. The following table summarizes, as of April 15, 2010, the outstanding options that we granted to our directors and executive officers and to other individuals as a group.

	Ordinary
	Shares
	Underlying
	Outstanding		Exercise Price (Per
Name	Options		Share)		Grant Date	Expiration Date
Yinan Hu	3,000,000		US$	0.840	February 08, 2010	March 31, 2016
	4,500,000		US$	0.278	November 21, 2008	March 31, 2015
Qiuping Lai	2,000,000		US$	0.840	February 08, 2010	March 31, 2016
	3,400,000		US$	0.278	November 21, 2008	March 31, 2015
Peng Ge	2,000,000		US$	0.840	February 08, 2010	March 31, 2016
	3,350,000		US$	0.278	November 21, 2008	March 31, 2015
Feng Jin	1,500,000		US$	0.840	February 08, 2010	March 31, 2016
	2,050,000		US$	0.278	November 21, 2008	March 31, 2015
Chunlin Wang	1,500,000		US$	0.840	February 08, 2010	March 31, 2016
	2,050,000		US$	0.278	November 21, 2008	March 31, 2015
Chengbin Li	1,500,000		US$	0.840	February 08, 2010	March 31, 2016
	1,950,000		US$	0.278	November 21, 2008	March 31, 2015
Yongwei Ma	400,000		US$	0.278	November 21, 2008	March 31, 2015
Mengbo Yin	400,000		US$	0.840	February 08, 2010	March 31, 2016
	400,000		US$	0.278	November 21, 2008	March 31, 2015
Stephen Markscheid	400,000		US$	0.840	February 08, 2010	March 31, 2016
	600,000		US$	0.278	November 21, 2008	March 31, 2015
Allen Warren Lueth	400,000		US$	0.840	February 08, 2010	March 31, 2016
	600,000		US$	0.278	November 21, 2008	March 31, 2015
Other individuals as a group	35,300,000		US$	0.840	February 08, 2010	March 31, 2016
	9,472,700		US$	0.336	March 09, 2009	March 31, 2015
	12,251,100		US$	0.278	November 21, 2008	March 31, 2015
	4,652,631	(1)	RMB	2.3214	February 03, 2007	February 1, 2017

(1)	Mr. David Tang, our former chief financial officer, resigned for personal reasons, effective as of April 1, 2008. Options to purchase 4,652,631 ordinary shares, or 85% of the options granted to him on February 3, 2007, became vested and immediately exercisable as of April 1, 2008. The remaining options granted to him in February 2007 were canceled.
C.	Board Practices
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
In compliance with Rule 5605 of the Nasdaq Listing Rules, a majority of our directors and all of the committee members of our board of directors are independent directors. During 2009, our board of directors met in person or passed resolutions by unanimous written consent 10 times. In addition, our independent directors held executive sessions without the presence of executive directors and executives twice during 2009. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

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
In 2009, our audit committee held meetings or passed resolutions by unanimous written consent ten times.
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
In 2009, our compensation committee held meetings or passed resolutions by unanimous written consent four times.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mengbo Yin (chairman), Allen Lueth and Stephen Markscheid, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:
•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;
•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, skills, experience and availability of service to us;
•	identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;
•	advising the board periodically with respect to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
In 2009, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent four times.
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
Employees, Sales Agents and Training
We had 1,218, 1,987 and 3,882 employees as of December 31, 2007, 2008, and 2009 respectively. The following table sets forth the number of our employees by function as of December 31, 2009:

	Number of
	Employees	% of Total
Management and administrative staff	1,716	44.2%
Financial and accounting staff	371	9.5%
Sales and marketing staff	239	6.2%
Professional claims adjustors	1,556	40.1%

Total	3,882	100.0%

We had contractual relationships with 13,266, 28,335 and 38,436 sales agents as of December 31, 2007, 2008 and 2009, respectively. The sales agents are not our employees and are only compensated by commissions. For the sale of each property and casualty insurance policy or life insurance policy with a single premium payment schedule, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each life insurance policy with a periodic premium payment schedule, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period.
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
The following table sets forth information with respect to the beneficial ownership of our shares, as of April 15, 2010, by:
•	each of our current directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our shares.
As of April 15, 2010, there were 912,497,726 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Yinan Hu(3)	227,331,433	24.9
Qiuping Lai(4)	227,001,433	24.8
Peng Ge(5)	*	*
Feng Jin	*	*
Chunlin Wang(6)	*	*
Chengbin Li(7)	*	*
Shangzhi Wu(8)	146,950,000	16.1
Yongwei Ma	*	*
Stephen Markscheid	*	*
Allen Warren Lueth	*	*
Mengbo Yin	*	*
All Directors and Executive Officers as a Group(9)	378,881,433	41.3

Principal Shareholders:
Cathay Auto Services Limited(10)	129,651,586	14.2
Kingsford Resources Limited(11)	225,981,433	24.8
CDH Inservice Limited(12)	146,950,000	16.1

*	Less than 1% of our total outstanding ordinary shares.

†	Except for Dr. Wu and Mr. Ma, the business address of our directors and executive officers is c/o 22/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China.

(1)	The number of shares beneficially owned by each director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after April 15, 2010. The options were granted on November 21, 2008 under the 2007 share incentive plan.

(2)	Percentage of beneficial ownership of each director and executive officer is based on 912,497,726 ordinary shares outstanding as of April 15, 2010 and the number of ordinary shares underlying options held by such person that have vested or will vest within 60 days after April 15, 2010.

(3)	Includes 208,121,393 ordinary shares, 893,002 ADSs of our company held by Kingsford Resources Limited, or Kingsford Resources, a company incorporated in the British Virgin Islands and 1,350,000 ordinary shares issuable upon exercise of options held by Mr. Hu. Approximately 93.3% of the total outstanding shares of Kingsford Resources are held by High Rank Investments Limited, or High Rank Investments, a company incorporated in the British Virgin Islands. Mr. Hu holds approximately 87.6% of the total outstanding shares of High Rank Investments. Mr. Hu disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(4)	Includes 208,121,393 ordinary shares, 893,002 ADSs of our company held by Kingsford Resources and 1,020,000 ordinary shares issuable upon exercise of options held by Mr. Lai. Approximately 93.3% of the total outstanding shares of Kingsford Resources are held by High Rank Investments. Mr. Lai holds approximately 12.4% of the total outstanding shares of High Rank Investments. Mr. Lai disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(5)	Mr. Ge holds approximately 50.0% of the total outstanding shares of Better Rise Investments Limited, or Better Rise Investments, a company incorporated in the British Virgin Islands. Better Rise Investments owns approximately 6.7% of Kingsford Resources. Therefore, Mr. Ge may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 6,929,044 ordinary shares and 29,731 ADSs of our company. 1,005,000 ordinary shares held by Mr. Ge are issuable upon exercise of options within 60 days after April 15, 2010. Mr. Ge disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(6)	Mr. Wang holds approximately 25.2% of the total outstanding shares of Better Rise Investments and therefore may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 3,486,884 ordinary shares and 14,962 ADSs of our company. 615,000 ordinary shares held by Mr. Wang are issuable upon exercise of options within 60 days after April 15, 2010. Mr. Wang disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(7)	Mr. Li holds approximately 7.2% of the total outstanding shares of Better Rise Investments and therefore may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 995,188 ordinary shares and 4,270 ADSs of our company. 585,000 ordinary shares held by Mr. Li are issuable upon exercise of options within 60 days after April 15, 2010. Mr. Li disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(8)	Includes 131,600,000 ordinary shares and 767,500 ADSs of our company held by CDH Inservice, a British Virgin Islands company. All of the issued and outstanding shares of CDH Inservice are owned by CDH China Growth Capital Fund II, L.P., or CDH Fund II, a Cayman Islands exempted limited partnership. CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. Dr. Wu is director, managing partner and member of the investment committee of CDH Growth Capital Holdings. Dr. Wu disclaims beneficial ownership of all of our shares held by CDH Inservice except to the extent of his pecuniary interest therein. The business address of Dr. Wu is c/o CDH China Growth Capital Holdings Company Limited, 1503 International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong.

(9)	Includes ordinary shares beneficially owned by all of our directors and executive officers as a group and ordinary shares underlying all options held by such persons that have vested or will vest within 60 days after April 15, 2010.

(10)	Includes 120,705,286 ordinary shares and 447,315 ADSs of our company held by Cathay Auto, a company incorporated in the British Virgin Islands. The Cathay Investment Fund, Limited, a private investment fund organized under the laws of the Cayman Islands, owns 100% of Cathay Auto. New China Investment Management Inc., a company incorporated under the laws of Delaware, is the investment manager for The Cathay Investment Fund, Limited. and has the power to direct The Cathay Investment Fund, Limited as to the voting and disposition of shares directly and indirectly held by The Cathay Investment Fund, Limited. The voting and investment decisions for shares beneficially owned by The Cathay Investment Fund, Limited are made by New China Investment Management, Inc., the principals of which are Mr. Paul Wolansky, Mr. Donald Sussman and Mr. Hermann Leung. The business address of Cathay Auto is c/o New China Investment Management Inc., One Dock Street, Stamford, Connecticut 06902-5836, U.S.A.

(11)	Includes 208,121,393 ordinary shares and 893,002 ADSs of our company held by Kingsford Resources. Approximately 93.3% of the total outstanding shares of Kingsford Resources are held by High Rank Investments, which is 87.6% owned by Mr. Yinan Hu, our chairman and chief executive officer, and 12.4% owned by Mr. Qiuping Lai, our president. The remaining 6.7% of the total outstanding shares of Kingsford Resources are held by Better Rise Investments, which is owned by three of our executive officers and Mr. Yinan Hu’s wife. The registered address of Kingsford Resources is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(12)	Includes 131,600,000 ordinary shares and 767,500 ADSs of our company held by CDH Inservice. All of the issued and outstanding shares of CDH Inservice are owned by CDH Fund II, a Cayman Islands exempted limited partnership. CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. The investment committee of CDH Growth Capital Holdings is comprised of Wu Shangzhi and two other individuals. Changes to the investment committee require the approval of the directors of CDH Growth Capital Holdings. The directors of CDH Growth Capital Holdings are nominated by the principal shareholders of CDH Growth Capital Holdings, being (i) an affiliate of Capital Z Partners, (ii) an affiliate of the Government of Singapore Investment Corporation, and (iii) China Diamond Holdings II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Fund II investment team. CDH Growth Capital Holdings disclaims beneficial ownership of all of our shares held by CDH Inservice except to the extent of its pecuniary interest therein. The registered address of CDH Inservice is c/o Maples Finance BVI Limited, P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.
None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of April 15, 2010, JPMorgan Chase Bank, N.A., or JPMorgan, the depositary for our ADS program, is our only record holder in the U.S., holding approximately 49.5% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.
Item 7. Major Shareholders and Related Party Transactions
A.	Major Shareholders
Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”
B.	Related Party Transactions
Acquisition of Equity Interest in China Financial Services Group Limited
In October 2009, we acquired a 20.58% equity interest in CFSG through our investment in Sincere Fame for RMB85.5 million. China United Financial Services, the predecessor of CFSG, started its business as Guangdong Nanfeng Automobile Association Co., Ltd., co-founded in 1998 by Mr. Yinan Hu, our chairman and CEO, and Mr. Qiuping Lai, our president. Prior to the transaction, CFSG was controlled by one of our principal shareholders, Cathay Capital Group. Additionally, prior to the transaction, members of our senior management held an approximately 8.57% equity interest in CFSG. Messrs. Hu and Lai served on CFSG’s board of directors since November 2006. They have retained their directorships after the transaction, and Mr. Hu now serves as the chairman of the board of CFSG.
Amounts Due from Noncontrolling Shareholders
On November 1, 2008, we acquired 55.0% equity interests of Datong Investment for a total consideration of up to RMB220.0 million. In connection with this acquisition, Mr. Lin, the selling shareholder of Datong Investment, agreed to make a RMB180.0 million security deposit to us to guarantee certain financial and operating targets by Datong Investment. In addition, Mr. Lin agreed to contribute RMB20.0 million to Datong Investment’s capital reserve within two years of completion of the acquisition. However, Mr. Lin will be exempted from such obligation if Datong Investment achieves its financial and operating targets in 2010 and 2011. We received the RMB180.0 deposit from Mr. Lin on February 9, 2009. As of December 31, 2008, amounts due from Mr. Lin were RMB200.0 million, representing the unpaid RMB180.0 million security deposit and RMB20.0 million additional paid-in capital injection. As of December 31, 2009, amounts due from Mr. Lin were RMB20.0 million, representing the unpaid RMB20.0 million additional paid-in capital injection. We will return the deposit to Mr. Lin according to a formula specified in Supplemental Agreement II.
Contractual Arrangements with Meidiya Investment, Yihe Investment, Their Shareholders and Their Subsidiaries
PRC laws and regulations restrict foreign investment in and ownership of insurance agencies and brokerages. We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, two affiliated entities in China, Meidiya Investment and Yihe Investment, the shareholders and the subsidiaries of Meidiya Investment and Yihe Investment. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

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
Please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation.”
C.	Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A.	Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”
Dividend Policy
On April 23, 2010, our board of directors approved a cash dividend of US$0.013 per ordinary share, equivalent to US$0.26 per ADS. The cash dividend is payable on or around June 10, 2010 to shareholders of record as of the close of business on May 20, 2010.
On May 21, 2009, our board of directors approved a cash dividend of US$0.011 per ordinary share, equivalent to US$0.22 per ADS, which amounted to a total payment of US$10,037,475. The cash dividend was distributed on or around July 15, 2009 to shareholders of record as of the close of business on June 26, 2009.
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
If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, there are still uncertainties under the new PRC EIT law and the related regulations regarding whether the dividends we receive from our PRC subsidiaries or dividends paid to our shareholders will be subject to PRC withholding tax. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.”

B.	Significant Changes
We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
Item 9. The Offer and Listing
A.	Offering and Listing Details.
The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Select Market since January 2, 2009 (and Nasdaq Global Market from October 31, 2007 to January 1, 2009) for the periods indicated.

	Sales Price
	High	Low
	US$	US$
Annual High and Low
2007 (from October 31)	28.74	12.00
2008	16.63	5.44
2009	24.74	6.26

Quarterly Highs and Lows
First Quarter of 2008	15.69	8.51
Second Quarter of 2008	16.63	11.30
Third Quarter of 2008	14.41	8.16
Fourth Quarter of 2008	11.00	5.44
First Quarter of 2009	9.59	6.26
Second Quarter of 2009	14.20	7.00
Third Quarter of 2009	24.74	12.92
Fourth Quarter of 2009	24.64	18.42
First Quarter of 2010	27.46	16.49

Monthly Highs and Lows
November 2009	23.10	19.25
December 2009	22.62	19.60
January 2010	22.82	17.40
February 2010	22.29	16.49
March 2010	27.46	21.64
April 2010	28.62	24.77
May 2010 (through May 6, 2010)	28.50	25.50
B.	Plan of Distribution
Not applicable.
C.	Markets
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
Redemption and Repurchase of Shares. Subject to the provisions of the Companies Law and our articles of association, we may issue shares on terms that they are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as we may determine by special resolution before the issue of such shares. We also may purchase our own shares, provided that our shareholders have approved the manner of purchase by ordinary resolution or the manner of purchase is in accordance with that specified in our articles of association. The manner of purchase specified in our articles of association, which cover purchases of shares listed on an internationally recognized stock exchange and shares not so listed, is in accordance with Section 37(2) of the Companies Law or any modification or reenactment thereof for the time being in force.
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
The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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
PRC Taxation
Under the former PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. In addition, any interest or dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs or ordinary shares would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.
Under the EIT Law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the new law, “de facto management bodies” are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management are currently based in China, and may remain in China in the future. If we were treated as a “resident enterprise” for PRC tax purposes, we would be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, but dividends received by us from our PRC subsidiaries may be exempt from the income tax.
Under the new law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% PRC withholding tax, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place of business within China or if the dividends paid have no connection with the non-PRC investor’s establishment or place of business within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investor is also subject to a 10% PRC withholding tax if such gain is regarded as income derived from sources within China, unless such tax is eliminated or reduced under an applicable tax treaty.
If we were considered a PRC “resident enterprise,” it is possible that the dividends we pay with respect to our ADSs or ordinary shares, or the gain you may realize from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within China and be subject to the 10% PRC withholding tax.
United States Federal Income Taxation
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in our ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks and other financial institutions;
•	insurance companies;
•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	U.S. expatriates;
•	regulated investment companies or real estate investment trusts;
•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;
•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;
•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or
•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.
INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES.
The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our ADSs or ordinary shares and you are, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions; or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If you are a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds our ADSs or ordinary shares, your tax treatment will generally depend on your status and the activities of the partnership.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold our ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
The U.S. Treasury has expressed concerns that U.S. holders of ADSs may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit. Such actions (for example, a pre-release of an ADS by a depositary) may also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders of ADSs, including individual U.S. holders (discussed below). Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, could be affected by actions taken by the U.S. Treasury or the depositary.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions we make to you with respect to our ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will generally be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) our ADSs or ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Based on U.S. Treasury guidance, we expect that the ADSs will be considered readily tradable on an established securities market in the United States for purposes of clause (1) above so long as they remain listed on the Nasdaq Global Select Market. If we are deemed to be a “resident enterprise” under PRC tax law (see “Item 10.E. Additional Information—Taxation—PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.
Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on our ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisors regarding the effect, if any, of this legislation on an investment in the ADSs or ordinary shares.
Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to our ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.” In addition, if PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares (see “Item 10.E. Additional Information—Taxation—PRC Taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.
Taxation of Disposition of the ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, capital gains from the sale or other disposition of our ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisors regarding the effect, if any, of this legislation on an investment in the ADSs or ordinary shares.
Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are deemed to be a “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 10.E. Additional Information—Taxation—PRC Taxation”), a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.
Passive Foreign Investment Company
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009. A non-U.S. corporation will be a PFIC for any taxable year if either:
•	at least 75% of its gross income for such year is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).
For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entities will be treated as ownership of stock.
We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations and raise in any offering. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.
For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•	the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs and ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
Alternatively, a U.S. Holder of stock of a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will generally include in income for a taxable year such holder’s pro rata share of the corporation’s income for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain tax information as required under applicable U.S. Treasury regulations. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.
Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. shareholder of a PFIC was required to file Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding the application of the PFIC rules to your investment in our ADSs or ordinary shares.
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other disposition of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. Under newly enacted legislation, for taxable years beginning after March 18, 2010, certain individuals holding the ADSs or ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.
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
We intend to furnish JPMorgan, the depositary of our ADSs, with all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Rule 5250(d) of the Nasdaq Listing Rules, we will post this annual report on Form 20-F on our website at http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=filings. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.
I.	Subsidiary Information
For a list of our subsidiaries as of April 15, 2010, see Exhibit 8.1 to this annual report.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of December 31, 2009, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.
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
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy had resulted in an approximately 17.5% appreciation of the RMB against the U.S. dollar by April 30, 2010. To the extent that we need to convert our U.S. dollar-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Based on the amount of our U.S. dollar-denominated financial assets as of December 31, 2009, a 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB18.1 million (US$2.6 million) in the value of our U.S. dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.
Item 12. Description of Securities Other than Equity Securities
A.	Debt Securities
Not applicable.
B.	Warrants and Rights
Not applicable.
C.	Other Securities
Not applicable.

D.	American Depositary Shares
D.3 Fees Payable by ADS Holders
We have appointed JPMorgan Chase Bank N.A. (“JPMorgan”) as our depositary. A copy of our Form of Amended and Restated Deposit Agreement with JPMorgan was filed with the SEC as an exhibit to our Form F-1 registration statement initially filed on October 10, 2007 (the “Deposit Agreement”). Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to JPMorgan, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

Category	Depositary Actions	Associated Fees
(a) Depositing or substituting the underlying shares	Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of:	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered
• Share distributions, stock split, rights, merger
• Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the Deposited Securities
(b) Receiving or distributing dividends	Distribution of dividends	US$0.02 or less per ADS
(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	US$5.00 for each 100 ADSs (or portion thereof)
(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered
(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	US$1.50 per ADS
(f) General depositary services, particularly those charged on an annual basis.
•     Other services performed by the depositary in administering the ADRs
•     Provide information about the depositary’s right, if any, to collect fees and charges by offsetting them against dividends received and deposited securities
US$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing Holders or by deducting such charge from one or more cash dividends or other cash distributions
(g) Expenses of the depositary	Expenses incurred on behalf of Holders in connection with	Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions
• Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
• The depositary’s or its custodian’s compliance with applicable law, rule or regulation
• Stock transfer or other taxes and other governmental charges
• Cable, telex, facsimile transmission/delivery
• Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)
• Any other charge payable by depositary or its agents

D.4. Payment from the Depositary
Direct Payments
JPMorgan, as depositary, has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the program. In the year ended December 31, 2009, the depositary reimbursed US$0.5 million. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders. The table below sets forth the types of expenses that JPMorgan has agreed to reimburse and the amounts reimbursed for the year ended December 31, 2009.

For the Year Ended December 31, 2009
(in thousands of US$)
Investor relations(1)	296.4
Directors and officers liability insurance	103.6
Legal fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	55.6
Broker reimbursements(2)	5.4
Listing fees	—
Advertising and public relations	—
Others	3.2

(1)	Includes expenses in relation with roadshows, press release distribution, maintenance of investor relations website and printing.

(2)	Broker reimbursements are fees payable to proxy agents and other service providers for the distribution of proxy materials to beneficial ADR holders.
Indirect Payment
As part of its service to the Company, JPMorgan has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice amounting to US$255,000.
JPMorgan has paid no expenses on our behalf. The table below sets forth the fees that JPMorgan has agreed to waive and/or expenses that JPMorgan has agreed to pay for the year ended December 31, 2009.

For the Year Ended December 31, 2009
(in thousands of US$)
Third-party expenses paid indirectly	—
Fee waived	255
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
We received net proceeds of approximately US$163.7 million from our initial public offering. From October 30, 2007, the effective date of our registration statement on Form F-1 for the offering, to December 31, 2009, we used our net proceeds as follows:
•	approximately US$3.0 million to fund establishment of new insurance intermediary companies;
•	approximately US$82.5 million to fund acquisitions; and
•	approximately US$8.6 million to construct our operating platform.
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
Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2009, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.
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
Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of CNinsure Inc.:
We have audited the internal control over financial reporting of CNinsure Inc., its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Group, and our report dated May 7, 2010 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.
/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Hong Kong
May 7, 2010
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

	For the Year Ended December 31,
	2008	2009
	(in thousands of US$)
Audit fees(1)	788	2,248
Audit-related fees(2)	5	35
Tax fees(3)	41	24
All other fees(4)	171	—

(1)	“Audit fees” meant the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of quarterly financial statements included in our reports on Form 6-K, services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” meant the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” The fees billed in 2008 represented fees for review of S-8 registration statements. The fees billed in 2009 represented US$30,300 for review of F-3 registration statement and US$5,100 for S-8 registration statements.

(3)	“Tax fees” meant the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning. The fees billed in 2008 represented tax planning for variable interest entities and retainer fees for our company. The fees billed in 2009 represented tax planning for transfer pricing.

(4)	“All other fees” meant the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories. The fees billed in 2008 mainly represented fees for due diligence service in August 2008.
The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
No equity securities of our company were purchased by or on behalf of our company or any “affiliated purchaser” (as such term is defined in Rule 10b-18 under the Exchange Act) of our company in the year ended December 31, 2009. In November and December 2008, our board of directors and shareholders respectively approved a share repurchase plan, pursuant to which we were authorized to repurchase up to US$20 million of our ordinary shares represented by ADSs by the end of 2009. As of December 31, 2009, we had not purchased any ADSs.
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

4.2
Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.3
Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.4
Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F filed with the Commission on May 15, 2009)

4.5
English translation of Form of Loan Agreement between Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (previously known as Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.) and each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) (incorporated by reference to Exhibit 10.6 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

Exhibit Number		Description of Document
4.6
English translation of Form of Equity Pledge Agreement among Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) and Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) (incorporated by reference to Exhibit 10.7 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.7
English translation of Form of Irrevocable Power of Attorney issued by each shareholder of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 10.8 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.8
English translation of Form of Exclusive Purchase Option Agreement among Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.), and Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) (incorporated by reference to Exhibit 10.9 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.9
English translation of Form of Trademark Licensing Agreement between Beijing Ruisike Management Consulting Company Limited and some of the insurance agency and brokerage subsidiaries of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 10.12 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.10
English translation of Form of Employment Agreement between an acquired company and its founder (incorporated by reference to Exhibit 10.13 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.11
English translation of Form of Technology Consulting and Service Agreement between Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (formerly known as Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.) and some of the insurance intermediary subsidiaries of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Commission on June 20, 2008)

4.12
English translation of Form of Consulting and Service Agreement between Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (formerly known as Haidileji Enterprise Image Planning (Shenzhen) Co., Ltd.) and some of the insurance intermediary subsidiaries of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F filed with the Commission on June 20, 2008)

4.13
English translation of Form of Credit and Liability Transfer Agreement among a former shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.), Mr. Peng Ge and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F filed with the Commission on May 15, 2009)

4.14
English translation of Share Transfer Agreement between CISG Holdings Ltd and Keep High Holdings Limited (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Commission on May 15, 2009)

4.15
English translation of Shareholders Agreement among Guangdong Meidiya Investment Co., Ltd., Mr. Keping Lin and Chengdu Mingxia Industrial Co., Ltd. (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F filed with the Commission on May 15, 2009)

4.16	*	English translation of Supplemental Agreement I dated June 30, 2009 (to the Shareholders Agreement dated September 17, 2008) between Guangdong Meidiya Investment Co., Ltd. and Mr. Keping Lin

4.17	*
English translation of Supplemental Agreement II dated November 20, 2009 (to the Shareholders Agreement dated September 17, 2008 and the supplemental agreement dated June 30, 2009) between Guangdong Meidiya Investment Co., Ltd. and Mr. Keping Lin

Exhibit Number		Description of Document
8.1	*	Subsidiaries and Consolidated Affiliated Entities of the Registrant

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
Date: May 7, 2010

CNINSURE INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of CNinsure Inc.:
We have audited the accompanying consolidated balance sheets of CNinsure Inc. (the “Company”), its subsidiaries and variable interest entities (the “Group”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the three years ended December 31, 2007, 2008 and 2009. Our audits also include the financial statement schedule of the Company included in schedule 1. These consolidated financial statements and the financial statement schedule are the responsibilities of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNinsure Inc., its subsidiaries and variable interest entities as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years ended December 31, 2007, 2008 and 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 7, 2010 expressed an unqualified opinion on the Group’s internal control over financial reporting.
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Hong Kong
May 7, 2010

CNINSURE INC.
Consolidated Balance Sheets
(In thousands, except for shares and per share data)

	As of December 31,
	2008[1] (As
	adjusted)	2009	2009
	RMB	RMB	US$
ASSETS:

Current assets:
Cash and cash equivalents	1,510,432	1,457,890	213,582
Restricted cash	4,200	1,957	287
Accounts receivable, less allowance for doubtful amounts of RMB251 and RMB2,136 as of December 31, 2008 and 2009, respectively	90,452	181,360	26,569
Insurance premium receivables	21	230	34
Other receivables (Note 4)	57,151	52,108	7,634
Deferred tax assets (Note 11)	1,808	2,602	381
Amounts due from related parties (Note 15)	207,595	25,337	3,712
Other current assets	5,224	6,015	881

Total current assets	1,876,883	1,727,499	253,080
Non-current assets:
Property, plant, and equipment, net (Note 5)	72,538	108,318	15,869
Goodwill (Note 6)	37,888	535,911	78,511
Intangible assets, net	53,518	81,485	11,938
Deferred tax assets (Note 11)	4,836	3,801	557
Investment in affiliates (Note 7)	427	86,701	12,701
Other non-current assets	425	2,250	330

Total assets	2,046,515	2,545,965	372,986

[1]
Effective from January 1, 2009, the Group adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Noncontrolling Interests (formerly FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements). As a result, the presentation and disclosure requirements had been applied retrospectively for all periods presented, requiring noncontrolling interests to be separately presented as a component of stockholders’ equity on the consolidated balance sheets.

See accompanying notes to consolidated financial statements

CNINSURE INC.
Consolidated Balance Sheets—(Continued)
(In thousands, except for shares and per share data)

	As of December 31,
	2008[1](As
	adjusted)	2009	2009
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable	59,867	72,716	10,653
Insurance premium payables	4,200	1,957	287
Other payables and accrued expenses (Note 9)	73,712	182,139	26,684
Accrued payroll	15,336	24,152	3,538
Income tax payable	26,140	37,410	5,480
Amounts due to related parties (Note 15)	10,967	19,274	2,824

Total current liabilities	190,222	337,648	49,466

Non-current liabilities:
Other tax liabilities (Note 11)	1,871	2,537	372
Deferred tax liabilities (Note 11)	8,351	19,075	2,794

Total liabilities	200,444	359,260	52,632

Commitments and contingencies (Note 16)

Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 912,497,726 at December 31, 2008 and 2009) (Note 12)	7,036	7,036	1,031
Additional paid-in capital	1,666,723	1,604,774	235,101
Statutory reserves	71,237	103,877	15,218
Retained earnings	80,462	348,663	51,079
Accumulated other comprehensive loss	(73,810)	(72,542)	(10,628)

Total CNinsure Inc. shareholders’ equity	1,751,648	1,991,808	291,801

Noncontrolling interests[1]	94,423	194,897	28,553

Total equity	1,846,071	2,186,705	320,354

Total liabilities and equity	2,046,515	2,545,965	372,986

See accompanying notes to consolidated financial statements

CNINSURE INC.
Consolidated Statements of Operations
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2007[1] (As	2008[1] (As
	adjusted)	adjusted)	2009	2009
	RMB	RMB	RMB	US$
Net revenues:
Commissions and fees	446,929	843,107	1,154,090	169,075
Other service fees	1,216	855	761	112

Total net revenues	448,145	843,962	1,154,851	169,187

Operating costs and expenses:
Commissions and fees	(232,550)	(436,803)	(579,911)	(84,957)
Selling expenses	(9,514)	(17,328)	(49,498)	(7,252)
General and administrative expenses*	(68,177)	(180,031)	(199,246)	(29,190)

Total operating costs and expenses	(310,241)	(634,162)	(828,655)	(121,399)

Income from operations	137,904	209,800	326,196	47,788
Other income (expense), net:
Gain on disposal of investment in a subsidiary	—	525	—	—
Investment income	—	—	18,905	2,770
Interest income	16,235	47,967	33,299	4,878
Interest expense	(25)	(95)	(4)	(1)
Others, net	(2)	(28)	1,408	206
Changes in fair value of contingent consideration payables	—	—	(5,946)	(871)

Net income before income taxes and income of affiliates	154,112	258,169	373,858	54,770
Income tax expense	(3,178)	(62,438)	(95,618)	(14,008)
Share of income of affiliates	—	135	774	114

Net income	150,934	195,866	279,014	40,876

Less: Net income (loss) attributable to the noncontrolling interests	(2,424)	4,129	(21,827)	(3,197)

Net income attributable to the Company’s shareholders	153,358	191,737	300,841	44,073

Net income per share:
Basic	0.2178	0.2101	0.3297	0.0483

Diluted	0.2143	0.2090	0.3241	0.0475

Net income per American Depositary Shares (“ADS”):
Basic	4.3551	4.2025	6.5938	0.9660

Diluted	4.2858	4.1803	6.4815	0.9495

Shares used in calculating net income per share:
Basic	704,273,232	912,497,726	912,497,726	912,497,726

Diluted	715,649,950	917,335,390	928,312,312	928,312,312

*	Including share-based compensation expenses of RMB5,037, RMB45,659 and RMB7,553 (US$1,107) for the years ended December 31, 2007, 2008 and 2009, respectively.
See accompanying notes to consolidated financial statements

CNINSURE INC.
Consolidated Statements of Equity and Comprehensive Income (Loss)
(In thousands, except for shares and per share data)

					(Accumulated	Accumulated
	Share Capital		Additional		deficit)	other	Noncontrolling		Comprehensive
	Number of		Paid-in	Statutory	retained	comprehensive	Interests[1] (As	Total[1] (As	income (loss)[1]
	Share	Amounts	Capital	Reserves	earnings	income (loss)	adjusted)	adjusted)	(As adjusted)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2007	650,000,000	5,073	369,781	24,279	(109,370)	(179)	13,717	303,301	(55,890)

Issuance of ordinary shares	262,497,726	1,963	1,246,246	—	—	—	—	1,248,209
Cumulative effect of adoption of FIN 48	—	—	—	—	(305)	—	—	(305)
Share-based compensation	—	—	5,037	—	—	—	—	5,037
Net income	—	—	—	—	153,358	—	(2,424)	150,934	150,934
Dividends	—	—	—	—	(108,000)	—	—	(108,000)
Provision for statutory reserves	—	—	—	23,624	(23,624)	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	—	7,031	7,031
Foreign currency translation	—	—	—	—	—	(20,971)	—	(20,971)	(20,971)

Balance as of December 31, 2007	912,497,726	7,036	1,621,064	47,903	(87,941)	(21,150)	18,324	1,585,236	129,963

Share-based compensation	—	—	45,659	—	—	—	—	45,659
Net income	—	—	—	—	191,737	—	4,129	195,866	195,866
Provision for statutory reserves	—	—	—	23,334	(23,334)	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	—	71,970	71,970
Foreign currency translation	—	—	—	—	—	(52,660)	—	(52,660)	(52,660)

Balance as of December 31, 2008	912,497,726	7,036	1,666,723	71,237	80,462	(73,810)	94,423	1,846,071	143,206

See accompanying notes to consolidated financial statements

CNINSURE INC.
Consolidated Statements of Equity and Comprehensive Income (Loss)—(Continued)
(In thousands, except for shares and per share data)

					(Accumulated	Accumulated
	Share Capital		Additional		deficit)	other	Noncontrolling		Comprehensive
	Number of		Paid-in	Statutory	retained	comprehensive	Interests[1] (As	Total[1] (As	income (loss)[1]
	Share	Amounts	Capital	Reserves	earnings	income (loss)	adjusted)	adjusted)	(As adjusted)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Share-based compensation	—	—	6,609	—	—	—	—	6,609
Net income	—	—	—	—	300,841	—	(21,827)	279,014	279,014
Dividends	—	—	(68,558)	—	—	—	—	(68,558)
Provision for statutory reserves	—	—	—	32,640	(32,640)	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	—	122,301	122,301
Foreign currency translation	—	—	—	—	—	1,268	—	1,268	1,268

Balance as of December 31, 2009	912,497,726	7,036	1,604,774	103,877	348,663	(72,542)	194,897	2,186,705	280,282

Balance as of December 31, 2009 in US$		1,031	235,101	15,218	51,079	(10,628)	28,553	320,354	41,062

See accompanying notes to consolidated financial statements

CNINSURE INC.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2007[1] (As	2008[1] (As
	adjusted)	adjusted)	2009	2009
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	150,934	195,866	279,014	40,876
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	3,218	6,222	18,791	2,753
Amortization of acquired intangible assets	300	3,260	9,654	1,414
Allowance for doubtful receivables	—	251	1,885	276
Change in fair value of contingent consideration payables	—	—	5,946	871
Compensation expenses associated with stock options	5,037	45,659	6,609	969
Loss on disposal of property, plant and equipment	—	249	26	4
Investment income	—	—	(18,905)	(2,770)
Share of income of affiliates	—	(135)	(774)	(113)
Gain on disposal of investment in a subsidiary	—	(525)	—	—
Changes in operating assets and liabilities:
Accounts receivable	8,419	(58,265)	(85,639)	(12,546)
Insurance premium receivables	453	2,419	(213)	(31)
Other receivables	(12,966)	(13,827)	(5,167)	(757)
Other current assets	(441)	(3,927)	(762)	(112)
Accounts payable	(4,137)	48,415	13,071	1,915
Insurance premium payables	5,335	(11,361)	(2,243)	(329)
Other payables	6,781	13,641	16,004	2,345
Accrued payroll	2,047	6,830	7,631	1,118
Income taxes payable	1,287	23,310	11,170	1,636
Other tax liabilities	855	712	666	98
Deferred taxes	253	(4,175)	2,835	415

Net cash generated from operating activities	167,375	254,619	259,599	38,032

Cash flows from investing activities:
Addition in other investments	(200)	(189)	(1,401)	(205)
Addition in investment in affiliates	—	(292)	(68,269)	(10,001)
Purchase of property, plant and equipment	(5,374)	(51,828)	(47,792)	(7,002)
Proceeds from disposal of property and equipment	—	759	2,059	302
Deposit paid for purchase of property, plant and equipment	(4,834)	—	—	—
Acquisition of subsidiaries, net of cash acquired of RMB41,025 and RMB2,006 in 2008 and 2009, respectively	—	(23,868)	(330,652)	(48,442)
See accompanying notes to consolidated financial statements

CNINSURE INC.
Consolidated Statements of Cash Flows—(Continued)
(In thousands)

	Year Ended December 31,
	2007[1] (As	2008[1] (As
	adjusted)	adjusted)	2009	2009
	RMB	RMB	RMB	US$
Acquisition of additional interest in a subsidiary	—	(3,000)	—	—
Proceeds from disposal of investment in a subsidiary	—	1,545	4,110	602
Amounts due from related parties	—	(187,595)	—	—
Repayments from related parties	78,957	—	183,459	26,877
(Decrease) increase in restricted cash	(5,335)	8,548	2,243	329

Net cash generated from (used in) investing activities	63,214	(255,920)	(256,243)	(37,540)

Cash flows from financing activities:
Repayments of bank loans	(395)	(1,634)	—	—
Increase in capital injection by noncontrolling interests	6,769	10,612	20,315	2,976
Advances from related parties	—	10,598	—	—
Repayments to related parties	(3,310)	—	(8,923)	(1,308)
Proceeds from share issuances	1,248,209	—	—	—
Dividends paid	(140,000)	—	(68,558)	(10,044)

Net cash generated from (used in) financing activities	1,111,273	19,576	(57,166)	(8,376)

Net increase (decrease) in cash and cash equivalents	1,341,862	18,275	(53,810)	(7,884)
Cash and cash equivalents at beginning of year	223,926	1,544,817	1,510,432	221,280
Effect of exchange rate changes on cash and cash equivalents	(20,971)	(52,660)	1,268	186

Cash and cash equivalents at end of year	1,544,817	1,510,432	1,457,890	213,582

Supplemental disclosure of cash flow information:
Interest paid	25	95	4	1
Income taxes paid	784	42,590	80,826	11,841
Supplemental disclosure of non-cash transactions is set out in note 18.
See accompanying notes to consolidated financial statements

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(1) Organization and Description of Business
CISG Holdings Ltd (“CISG”) was incorporated in the British Virgin Islands (“BVI”) on June 8, 2004. CISG undertook a separate restructuring in anticipation of an initial public offering (“IPO”) involving CNinsure Inc. (the “Company”) that was incorporated in the Cayman Islands on April 10, 2007 as a shell company for listing purpose. On July 31, 2007, prior to its IPO, the Company issued 684,210,526 ordinary shares to the existing shareholders of CISG for exchange of their shares of CISG on a 10,000-for-1 basis and thereafter, became the ultimate holding company of CISG. The Company, its subsidiaries and variable interest entities (“VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in the provision of insurance brokerage and agency services, and insurance claims adjusting services in the People’s Republic of China (the “PRC”).
Current PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies and brokerages. Accordingly, the Group conducts its operations in China principally through contractual arrangements among its PRC subsidiaries, two PRC affiliated entities and the equity shareholders of these PRC affiliated entities, who are PRC nationals. The contractual arrangements include a series of contracts entered into between the Group’s PRC subsidiaries and the equity shareholders of these PRC affiliated entities, including loan agreements, equity pledge agreements, irrevocable powers of attorney, exclusive purchase option agreements, technology consulting and service agreements and trademark licensing agreements. Through these contractual arrangements, the Group is entitled to: (1) receive service fees from the subsidiaries of these PRC affiliated entities; (2) exercise all of the voting powers of the owners of these PRC affiliated entities; (3) receive dividends declared by these PRC affiliated entities and their subsidiaries and (4) acquire all the equity interests of these PRC affiliated entities and their subsidiaries once PRC laws permit. As a result, the Group absorbs all of the expected losses and residual returns of these PRC affiliated entities and their subsidiaries. As the Company is the sole primary beneficiary of these VIEs, the Company consolidates them into its consolidated financial statements.
(2) Summary of Significant Accounting Policies
(a) Basis of Presentation and Consolidation
The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and those VIEs of which the Company is the primary beneficiary, from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation. In addition, the Group consolidates VIEs of which it is deemed to be the primary beneficiary and absorbs all of the expected losses and residual returns of the entity.
(b) Use of Estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Group’s consolidated financial statements included the valuation of deferred tax assets, useful lives of property, plant and equipment, impairment of goodwill; economic lives of intangible assets, allowance for doubtful receivables and fair value of share based compensation. Actual results could differ from those estimates.
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
(e) Accounts Receivable and Insurance Premium Receivables
Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable represent fees receivable on agency, brokerage and claims adjusting services primarily from insurance companies. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience. The Group reviews its allowance for doubtful accounts regularly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Allowance for doubtful accounts for accounts receivable as of December 31, 2007, 2008 and 2009 was nil, RMB251 and RMB2,136, respectively.
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
Depreciation expenses recognized in the consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009 were RMB3,218, RMB6,222 and RMB18,791, respectively, of which RMB220, RMB755 and RMB1,292, were recorded in the selling expenses and nil, nil and RMB3,441 were recorded in commission and fees under operating costs and expenses for the years ended December 31, 2007, 2008 and 2009, respectively. The remaining amounts were recorded in general and administrative expenses.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(g) Goodwill and Other Intangible Assets
Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group operates in four reporting units which are its reportable segments. The goodwill impairment review is a two-step process in accordance to ASC 350, Intangibles-Goodwill and Other (formerly FASB Statement No. 142, Goodwill and Other Intangible Assets). Step one consists of a comparison of the fair value of a reporting unit with its carrying amount. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded equal to the excess of the carrying amount over the implied fair value.
The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows. No impairment loss on goodwill was identified for the years ended December 31, 2007, 2008 and 2009.
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
Separately identifiable intangible assets consist of brand name, customer relationship, non-compete and agency agreements.
The useful lives and net carrying values are as follows:

		As of December 31, 2009
	Useful life		Accumulated	Net carrying
	(Years)	Cost	amortization	values
		RMB	RMB	RMB
Brand name	Indefinite	24,091	—	24,091
Customer relationship	4.6 to 9.8	24,086	6,596	17,490
Non-compete agreement	3 to 14	43,340	5,956	37,384
Agency agreement	4.6 to 10	3,007	487	2,520

		94,524	13,039	81,485

Aggregate amortization expenses for intangible assets were RMB300, RMB3,260 and RMB9,654 for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, the estimated amortization expenses for the next five years are: RMB10,808 in 2010, RMB10,597 in 2011, RMB10,283 in 2012, RMB7,463 in 2013 and RMB7,320 in 2014, and an aggregate amount of RMB10,923 in years thereafter.
(h) Other Receivables and Other Current Assets
Other receivables and other current assets consist of advances, prepayment and prepaid expenses.
(i) Investment in affiliates
Investments in affiliates are accounted for using equity method. The Group does not control the affiliate but over which it exerts significant influence.
(j) Other Non-current Assets
Other non-current assets represent from 5% to 10% investments in equity security of private companies and are measured initially at cost.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(k) Impairment of Long-Lived Assets
Property, plant, and equipment, and purchased intangible assets with definite life, subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Management performed the annual impairment test for all long lived assets as of December 31, 2009 and concluded that no impairment occurred to their net carrying values as of December 31, 2009.
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
Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. The management estimates the forfeitures of the shares based on past employee retention rates and its expectations of future retention rates, and it will prospectively revise the forfeiture rates based on actual history. The share compensation charges may change based on changes to the actual forfeitures. The actual share-based compensation expenses may be materially different from the current expectations.
Share-based compensation expenses of RMB5,037, RMB45,659 and RMB7,553 for the years ended December 31, 2007, 2008 and 2009, respectively, were included in the general and administrative expenses.
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

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(p) Revenue Recognition
The Group’s revenue is derived principally from the provision of insurance brokerage, agency and claims adjusting services. The Group recognizes revenue when all of the following have occurred: persuasive evidence of an agreement with the insurance companies or insurance agencies exists, services have been provided, the fees for such services are fixed or determinable and collectability of the fee is reasonably assured.
Insurance agency and brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has met all the four criteria of revenue recognition when the premiums are collected by the Group or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been recognized as the management of the Group estimates, based on its past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been de minims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.1%, 0.1% and 0.1% of the total commission and fee revenues for the years ended December 31, 2007, 2008 and 2009, respectively. For property insurance and life insurance, agency and brokerage companies may receive a performance bonus from insurance companies per contract provisions. Once an agency and brokerage company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded as revenue when received, which in many cases, that is the Group’s first notification of the amounts earned.
Insurance claims adjusting services are considered to be rendered and completed, and revenue is recognized at the time loss adjusting reports are confirmed being received by insurance companies. The Group has met all the four criteria of revenue recognition when the service is provided and the loss adjusting report is accepted by insurance companies. The Group does not accrue any service fee before the receipt of an insurance company’s acknowledgement of receiving the adjusting reports. Any subsequent adjustments in connection with discounts which have been de minims to date are recognized in revenue upon notification from the insurance companies.
Other service fees include revenue from the provision of insurance-related services, such as driver’s license renewal and annual inspection for the insured. Revenue is recognized when the services are rendered.
The Group presented revenue net of sales taxes incurred. The sales taxes amounted to RMB9,423, RMB54,590, RMB83,958 for the years ended December 31, 2007, 2008 and 2009, respectively.
(q) Contingent Consideration
In December 2007, the FASB issued ASC 805, Business Combinations (“ASC 805”) to improve reporting creating greater consistency in the accounting and financial reporting of business combinations. ASC 805 requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. ASC 805 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Effective from January 1, 2009, the Group adopted ASC 805 on a prospective basis. As a result, the recorded purchase price for all acquisitions consummated after January 1, 2009 will include an estimation of the fair value of contingent consideration payables. Subsequent changes in the fair value of contingent consideration payables will be recorded in the consolidated statement of operation when incurred. Changes in fair value of contingent consideration payables totaling RMB5,946 was charged to consolidated statement of operations for the year ended December 31, 2009. Also, as a result of adoption of ASC 805, in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at acquisition date fair value and recognize gain or loss, if any, in earnings. The Group recorded earnings of such remeasurement as investment income of RMB18,905 to consolidated statement of operations for the year ended December 31, 2009.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
For acquisitions before January 1, 2009, contingent consideration arrangements generally result in the payment/receiving of additional consideration or surrender/receiving of shares to/from the sellers upon the acquired entities’ satisfaction of performance targets subsequent to acquisition as stipulated in the acquisition agreement.
Additional cash payments or surrender of shares which are determined to be additional purchase consideration are accounted for as part of the purchase price of the acquired entities when the outcome of contingency is determinable beyond a reasonable doubt, while those which are determined to be compensatory in nature are recorded as compensation expenses and charged to the consolidated statement of operations. No compensation expenses were paid for the years ended December 31, 2007, 2008 and 2009.
(r) Fair Value of Financial Instruments
The carrying amounts of accounts receivable, insurance premium receivables, other receivables, accounts payable, amounts due from (to) related parties and insurance premium payables are approximate their fair values due to the short-term maturity of these instruments.
(s) Foreign Currencies
The functional currency of the Company is the United States dollar (“USD”). Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statement of shareholders’ equity and comprehensive income. The Group has chosen the Renminbi (“RMB”) as their reporting currency.
The functional currency of the Company’s subsidiaries and VIE is the RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the consolidated statements of operations.
(t) Foreign currency risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of RMB1,181,396 and RMB1,276,993 at December 31, 2008 and 2009, respectively, which were denominated in RMB.
(u) Translation into United States Dollars
The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.8259, on December 31, 2009, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2009, or at any other rate.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(v) Segment reporting
The Group distributes a variety of property and casualty, and life insurance products underwritten by domestic and foreign insurance companies operating in the PRC, and provides insurance claims adjusting services as well as other insurance-related services. For the years ended December 31, 2008 and 2009, the Group operates four operating segments: (1) property and casualty insurance (“P&C”), (2) life insurance (“Life”), (3) insurance claims adjusting services (“Claims Adjusting”), and (4) datong life insurance (“Datong”). Details of these operating segments are described in note 21. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance.
For the year ended December 31, 2007, the Company’s chief operating decision maker managed its business as a single operating segment engaged in the provision of insurance brokerage and agency services in the PRC.
Substantially all revenues are derived in the PRC and all long-lived assets are located in the PRC.
(w) Earnings per Share (“EPS”)
Basic EPS is calculated by dividing the net income available to common shareholders by the weighted average number of ordinary shares /ADS outstanding during the year. Diluted EPS is calculated by using the weighted average number of ordinary shares /ADS outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards, unless their inclusion in the calculation is anti-dilutive.
(x) Advertising Costs
Advertising costs are expensed as incurred. Advertising costs amounted to RMB253, RMB832 and RMB5,459 for the years ended December 31, 2007, 2008 and 2009, respectively.
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
(aa) Recently Issued Accounting Standards
In August 2009, the FASB issued Accounting Standards Updates (“ASU”) No. 2009-05 (“ASU 2009-05”), Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. ASU 2009-05 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
In September 2009, the FASB issued ASU No. 2009-12 (“ASU 2009-12”), Fair Value Measurements and Disclosures (Topic 820) — Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Topic 946 — Financial Services — Investment Companies, as of the reporting entity’s measurement date. It also requires new disclosures, by major category of investments, about the attributes includes of investments within the scope of this amendment to the ASC. The provisions of ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. Early application is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.
In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The provisions of ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.
In October 2009, the FASB issued ASU No. 2009-15 (“ASU 2009-15”), Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing which includes amendments to ASC Topic 470, Debt, (Subtopic 470-20), and ASC Topic 260, Earnings per Share (Subtopic 260-10), to provide guidance on share-lending arrangements entered into on an entity’s own shares in contemplation of a convertible debt offering or other financing. The ASU requires that a share-lending arrangement entered into on an entity’s own shares in contemplation of a convertible debt offering or other financing be measured at issuance at fair value and recognized as issuance cost in the consolidated financial statements. Additionally, the ASU requires enhanced disclosures in the consolidated financial statements for annual and interim periods where a share-lending arrangement is outstanding. The provisions of ASU 2009-15 are effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those years. Retrospective application is required for such arrangements. The provisions of ASU 2009-15 are effective for arrangements entered into on (not outstanding) or after the beginning of the first reporting period that begins on or after June 15, 2009. Additionally, the provisions of this ASU are effective for arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009 and interim periods within those fiscal years. Certain transition disclosures are also required. Early application is not permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.
In December 2009, the FASB issued ASU No. 2009-16 (“ASU 2009-16”), Transfers and Servicing (Topic 860) — Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the Accounting Standards Codification (“ASC”), issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The amendments in this ASU eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of this ASU should be applied to transfers that occur on or after the effective date. Early application is not permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
In December 2009, the FASB issued ASU No. 2009-17 (“ASU 2009-17”), Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities which amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.
In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Improving Disclosures About Fair Value Measurements. The ASU amends ASC 820 (formerly Statement No. 157, Fair Value Measurements) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group is currently evaluating the impact of adoption on its consolidated financial statements.
(3) Acquisitions
Acquisitions in 2009
(a) Claims Adjusting segment
On June 1, 2009, the Group entered into an agreement to acquire 100% equity interest in Shenzhen Fanhua Property and Casualty Insurance Surveyors & Loss Adjustors Co., Ltd. (formerly known as Shenzhen Hongzhengda Insurance Surveyors & Loss Adjustors Co., Ltd.) (“Hongzhengda”) for a total purchase consideration RMB30,000, through a VIE, Fanhua Surveyors & Loss Adjustors Co., Ltd, in which 51% equity interest was held by the Company. Hongzhengda is a company specializing in the provision of claims adjusting services related to non-automobile property and casualty insurance.
The following table summarizes the estimated fair value for major classes of assets acquired and liabilities assumed at the date of acquisition.

RMB
Net tangible assets acquired	3,597
Intangible assets	11,290
Goodwill	16,940
Deferred tax liability	(1,827)

Total consideration	30,000

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
The acquired intangible assets were composed of the following:

	Useful life	Fair value acquired
	(Years)	(RMB)
Brand name	Indefinite	3,980
Customer relationship	5.6	5,910
Non-compete agreement	3.0	410
Agency agreement	5.6	990

Total		11,290

The following unaudited pro forma information summarizes the effect of the acquisition, as if the acquisition had occurred as of January 1, 2008 and January 1, 2009. This unaudited pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2008 and January 1, 2009, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2008	2009
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	869,361	1,161,248
Pro forma income from operations	210,580	325,572
Pro forma net income	192,691	300,132
Pro forma net income per share	0.2112	0.3289
(b) P&C segment
On March 31, 2009, the Group entered into agreements to acquire an additional 41% equity interest in Hangzhou Fanhua Zhixin Insurance Agency Co., Ltd. (“Zhixin”) bringing its shareholdings from 10% to 51% and an additional 46% equity interest in Henan Fnahua Anlian Insurance Agency Co., Ltd. (formerly known as Zhengzhou Fanhua Anlian Insurance Agency Co., Ltd.) (“Anlian”) bringing its shareholdings from 5% to 51%.
The Group paid cash consideration totaling RMB2,000 on acquisition date and shall pay up to RMB99,000 and RMB39,000 additional considerations in cash to the former shareholders of Zhixin and Anlian, respectively, contingent on Zhixin and Anlian meeting certain earnings targets on or prior to December 31, 2011.

	Zhixin	Anlian
	RMB	RMB
Cash consideration on acquisition date	1,000	1,000
Contingent consideration payables at fair value on acquisition date	85,500	31,580

Total consideration	86,500	32,580

The Group recognized investment income of RMB18,905 representing gains from re-measuring the 10% and 5% equity interests formerly held by the Company in Zhixin and Anlian at fair values on April 1, 2009.
The recorded purchase price for all acquisitions consummated after January 1, 2009 will include an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in the fair value of earn-out obligations will be recorded in the consolidated statement of income when incurred. The change to the fair value of earn-out obligations recorded in net income for the year ended December 31, 2009 was RMB5,946.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
On August 30, 2009, the Group entered into supplemental agreements with the selling shareholders of Anlian and Zhixin agreeing to fully settle the contingent consideration payables at carrying amounts as of June 30, 2009 of RMB90,000 and RMB33,000, respectively, before the earn-out obligations are met. In addition, pursuant to the supplemental agreements August 30, 2009, the selling shareholder of Anlian has agreed to return up to RMB8,000 to the Group if performance criteria for years 2010 and 2011 cannot be met and the selling shareholder of Zhixin has agreed to return up to RMB23,000 to the Group if performance criteria for years 2009, 2010 and 2011 cannot be met.
The following table summarizes the estimated fair value for major classes of assets acquired and liabilities assumed at the date of acquisition.

	Zhixin	Anlian
	RMB	RMB
Net tangible assets (liabilities) acquired	(394)	268
Intangible assets	18,090	8,240
Goodwill	168,953	55,524
Deferred tax assets	223	58
Deferred tax liability	(4,522)	(2,060)

Total	182,350	62,030

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill.
The acquired intangible assets were composed of the following:

		Fair value acquired
	Useful life	(RMB)
	(Years)	Zhixin	Anlian
Customer relationship	5.8	720	1,010
Non-compete agreement	5.8	16,590	6,810
Agency agreement	5.8	780	420

Total		18,090	8,240

The following unaudited pro forma information summarizes the effect of the acquisition, as if the acquisition had occurred as of January 1, 2008 and January 1, 2009. This unaudited pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2008 and January 1, 2009, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2008	2009
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	844,265	1,157,538
Pro forma income from operations	204,209	324,987
Pro forma net income	187,279	299,916
Pro forma net income per share	0.2052	0.3287

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
Acquisitions in 2008
(a) Claims Adjusting segment
On January 1, 2008, the Group acquired 60% of the equity interest of Guangdong Fangzhong Insurance Surveyors & Loss Adjustors Co., Ltd. (“Guangdong Fangzhong”) at a consideration of RMB7,000.
On May 1, 2008, Guangdong Fangzhong acquired 100% of the equity interests of Shenzhen Khubon Insurance Surveyors & Loss Adjustors Co., Ltd. which subsequently changed its name to Cninsure Surveyors & Loss Adjustors Co., Ltd. (“Shenzhen Khubon”). On acquisition of Shenzhen Khubon, the Group transferred 9% equity interests of Guangdong Fangzhong to the selling shareholders of Shenzhen Khubon. At the same time, pursuant to the acquisition agreement, the Group made capital injections totaling RMB51,000 to Guangdong Fangzhong. After the capital injections, the Group, the selling shareholders of Shenzhen Khubon and the selling shareholders of Guangdong Fangzhong hold 51%, 29.4% and 19.6%, respectively, in Guangdong Fangzhong.
The noncontrolling shareholder of Guangdong Fangzhong has agreed to transfer a 5% interest in Guangdong Fangzhong to the Group at RMB0.001 if Guangdon Fangzhong and Shenzhen Khubon (the “Fangzhong Group”) fails to meet certain performance targets for the year 2008. In addition, the noncontrolling shareholder of Guangdong Fangzhong has agreed to transfer a 2% equity interest in Guangdong Fangzhong to the Company at RMB0.001 if the Fangzhong Group fails to meet certain performance targets for the years 2009 and 2010.
On June 2, 2008, the Group acquired 51% of the equity interests of Shanghai Teamhead Surveyors & Loss Adjustors Co., Ltd. (“Shanghai Teamhead”). The purchase price was RMB24,900 of which RMB19,900 was paid by the end of June 2008 and the remaining balance was recorded as other payables. The purchase price is subject to a downward adjustment if Shanghai Teamhead fails to meet a performance target for the year 2008. The selling shareholder of Shanghai Teamhead has also agreed to transfer up to 9% interest in Shanghai Teamhead to the Company for up to RMB0.003 if Shanghai Teamhead fails to meet a performance target in the years 2008 to 2010.
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

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
The acquired intangible assets were composed of the following:

		Fair value acquired
		(RMB)
	Useful life	Guangdong	Shenzhen	Shanghai
	(Years)	Fangzhong	Khubon	Teamhead
Brand name	Indefinite	4,662	8,328	2,346
Customer relationship	4.6-5.0	1,554	5,275	5,400
Non-compete agreement	3.6-4.0	102	530	388
Agency agreement	4.6-5.0	96	26	138

Total		6,414	14,159	8,272

The following unaudited pro forma information summarizes the effect of the acquisition, as if the acquisition had occurred as of January 1, 2007 and January 1, 2008. This unaudited pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2007 and January 1, 2008, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2007	2008
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	498,073	867,382
Pro forma income from operations	140,471	214,782
Pro forma net income	155,178	196,591
Pro forma net income per share	0.2203	0.2154
(b) Datong segment
On November 1, 2008, the Group acquired 55% equity interests of Beijing Fanhua Datong Investment Management Company Limited (“Datong Investment”) for a total consideration of up to RMB220,000. Datong Investment is engaged in life insurance agency business with different customer target from the Life segment. In connection with this acquisition, Mr. Lin Keping, the selling shareholder of Datong Investment, agreed to make a RMB180,000 security deposit to the Company. The purchase price was RMB40,000 net of RMB180,000 being received on February 9, 2009 from Mr. Lin. RMB180,000 may be required to return to Mr. Lin by nine installments based on performance target of Datong Investment from years 2009 to 2011 as stipulated in the agreement. Mr. Lin has also agreed to transfer certain interest in Datong Investment to the Company if Datong Investment fails to meet a performance target in the years 2009 to 2011. The RMB180,000 and the additional interests that may be transferred are contingent consideration element that will be accounted for as the contingency is resolved.
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

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
The excess of purchase price, over tangible assets and identifiable intangible assets acquired and liabilities assumed, was recorded as goodwill.
The acquired intangible assets were composed of the following:

		Fair value
	Useful life	acquired
	(Years)	RMB
Non-compete agreement	14.0	17,815
Agency agreement	10.0	330

Total		18,145

The following unaudited pro forma information summarizes the effect of the acquisition, as if the acquisition of Datong Investment had occurred as of January 1, 2007 and January 1, 2008. This unaudited pro forma information is presented for information purposes only. It is based on historical information and does not purport to present the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2007 and January 1, 2008, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2007	2009
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	446,929	843,127
Pro forma income from operations	137,902	204,961
Pro forma net income	153,358	186,896
Pro forma net income per share	0.2178	0.2048
(c) Life segment
On January 1, 2008, the Group acquired an additional 45% equity interests of Fujian Fanhua Xinheng Insurance Agency Co., Ltd. (“Fujian Xinheng”) from the noncontrolling shareholder and increased its shareholdings in Fujian Xianheng from 55% to 100% at an initial consideration of RMB3,000 and a contingent consideration calculated based on the audited financial results of Fujian Xinheng for the year ended December 31, 2008.
The Group acquired 60% equity interests of Hubei Fanhua East Century Insurance Agency Co., Ltd. (“Hubei East Century”) in January 2008 at a consideration of RMB5,000. The selling shareholders of Hubei East Century, which are also the noncontrolling shareholders, have agreed to transfer a total of 4% interest in Hubei East Century to the Company at RMB0.003 if Hubei East Century fails to meet a performance target for the year ended December 31, 2008.
On April 1, 2008, the Group acquired 60% equity interests of Liaoning Fanhua Gena Insurance Agency Co., Ltd. (“Liaoning Gena”) at a consideration of RMB6,000. The noncontrolling shareholders of Liaoning Gena have agreed to transfer a total of 4% interest in Liaoning Gena to the Company at RMB0.002 if Liaoning Gena fails to meet a performance target based on the audited financial results for the year ended December 31, 2008.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

	Fujian Xinheng	Hubei East Century	Liaoning Gena
	RMB	RMB	RMB
Net tangible assets acquired	1,972	3,367	3,729
Intangible assets	2,560	912	1,704
Goodwill	—	607	590
Deferred tax asset	295	208	268
Deferred tax liability	(421)	(94)	(291)
Other payable	(1,406)	—	—

Total consideration	3,000	5,000	6,000

The acquired intangible assets were composed of the following:

		Fair value acquired
		(RMB)
	Useful life		Hubei East	Liaoning
	(Years)	Fujian Xinheng	Century	Gena
Brand name	Indefinite	877	534	534
Customer relationship	4.8-8.9	1,580	318	1,086
Non-compete agreement	3.8-4.0	31	48	48
Agency agreement	4.8-8.9	72	12	36

Total		2,560	912	1,704

The following unaudited pro forma information summarizes the effect of the acquisitions, as if the acquisitions had occurred as of January 1, 2007 and January 1, 2008. This unaudited pro forma information is presented for information purposes only. It is based on historical information and does not purport to present the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2007 and January 1, 2008, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

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

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
The following unaudited pro forma information summarizes the effect of the acquisitions, as if the acquisitions had occurred as of January 1, 2007 and January 1, 2008. This unaudited pro forma information is presented for information purposes only. It is based on historical information and does not purport to present the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2007 and January 1, 2008, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2007	2008
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	447,686	844,414
Pro forma income from operations	137,712	209,265
Pro forma net income	153,176	191,200
Pro forma net income per share	0.2175	0.2095
(4) Other Receivables
Other receivables, net are analyzed as follows:

	As of December 31,
	2008	2009
	RMB	RMB
Advances to staff (i)	7,424	6,142
Advances to entrepreneurial agents (ii)	20,471	15,919
Insurance claim receivables	181	86
Rental deposits	3,763	5,428
Interest income receivables (iii)	19,088	18,778
Others	6,224	5,755

	57,151	52,108

(i)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

(ii)
This represented advances to entrepreneurial agents who provide services to the Group. The advances are used by entrepreneurial individual sales agents to build business. The advances were unsecured, interest-free and repayable on demand.

(iii)	This represented accrued interest income on bank deposits.
(5) Property, Plant and Equipment
Property, plant and equipment, net, is comprised of the following:

	As of December 31,
	2008	2009
	RMB	RMB
Office equipment, furniture and fixtures	65,118	95,456
Motor vehicles	15,381	40,639
Leasehold improvements	3,895	6,961

Total	84,394	143,056
Less: Accumulated depreciation	(11,856)	(34,738)

Property, plant and equipment, net	72,538	108,318

No impairment for property plant and equipment was recorded for the years ended December 31, 2007, 2008 and 2009.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(6) Goodwill
The movements in carrying amount of goodwill by reportable segments are as follows:

			Claims
	P&C		Adjusting	Datong
	segment	Life segment	segment	segment	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008	—	9,165	—	—	9,165
Addition for acquisitions	—	1,197	21,137	6,389	28,723

Balance as of December 31, 2008	—	10,362	21,137	6,389	37,888
Addition for acquisitions	224,477	—	16,940	—	241,417
Addition for contingent considerations	210,068	6,538	—	40,000	256,606

Balance as of December 31, 2009	434,545	16,900	38,077	46,389	535,911

The Group performed the annual impairment analysis for 2008 and 2009. The first step of goodwill impairment test for each of its reporting units did not identify any impairment loss. Therefore, no impairment loss was recorded for the years ended December 31, 2008 and 2009.
(7) Investment in affiliates
Investments in affiliates represent 40% equity interest in Shanghai Teamhead Automobile Surveyors Co. Ltd. of RMB489 which is a PRC registered company that provides insurance surveyor & loss adjustors services and 20.58% equity interest in Sincere Fame International Limited (“Sincere Fame”) of RMB86,212 which is a BVI company that provides consumer credit brokerage services based in Guangzhou, PRC. Equity interest in Sincere Fame was acquired at a cash consideration of RMB85,500 on October 31, 2009.
(8) Variable Interest Entities
The Group is the sole primary beneficiary of several VIEs through the investment holding company Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. The equity interests in the VIEs were all funded by loans from the Group. However, in order to comply with certain PRC rules and regulations, the loans were structured such that the Chairman of the Board and certain employees acting as the Group’s agents, entered into the contractual arrangements with the entities on the Group’s behalf.
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
Furthermore, the creditors of the VIEs have no recourse to the general credit of Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
The total assets, liabilities, net revenues and net income of VIEs are as follows:

	As of December 31,
	2007	2008	2009
	RMB	RMB	RMB
Total assets	212,379	432,808	1,249,737
Total liabilities	115,206	236,777	896,406

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Net Revenues	250,224	709,536	1,062,019
Net Income	41,318	23,850	56,825
(9) Other Payables and Accrued Expenses
Components of other payables and accrued expenses are as follows:

	As of December 31,
	2008	2009
	RMB	RMB
Business and other tax payable	13,327	17,897
Refundable deposits from employees and agents	11,748	13,354
Audit fee	12,146	11,085
Other professional fees	4,169	5,431
Consideration payables on acquisition of subsidiaries	11,406	85,380
Advances from third parties	6,044	20,643
Payables for addition of office equipment, furniture and fixtures	4,652	12,593
Insurance compensation claim payable to customers	3,355	3,575
Others	6,865	12,181

Total	73,712	182,139

Other payables and accrued expenses are unsecured, interest-free and repayable on demand.
(10) Employee Benefit Plans
Employees of the Group located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution plans. The calculation of contributions for these eligible employees is based on 10% to 22% of the applicable payroll cost according to the specific requirement of the local regime government.
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
For the years ended December 31, 2007, 2008 and 2009, the Group contributed RMB2,386, RMB5,890 and RMB16,834 respectively, to these plans.

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
The Group has adopted the provisions of ASC subtopic 740-10 (“ASC 740-10”), Income taxes: Overall (Pre-Codification: FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109), on January 1, 2007. ASC 740-10 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognizing, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition.
As of December 31, 2009, the Group’s liabilities for unrecognized tax benefits totaled RMB2,537 (2008: RMB1,871) and were included in other tax liabilities. The total liabilities for unrecognized tax benefits and increase for the current period of these liabilities relate primarily to the allocations of revenue and costs among its operations.
The movements of unrecognized tax benefits are as follows:

RMB
Balance as of December 31, 2007	1,160
Gross increase in prior-period tax positions	711

Balance as of December 31, 2008	1,871
Gross increase in prior-period tax positions	666

Balance as of December 31, 2009	2,537

The Group is subject to taxation in the PRC. The uncertain tax positions are related to tax years that remain subject to examination by the relevant taxable authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Group’s consolidated financial statements as of December 31, 2009. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. However, based on the current lack of any examinations in progress, and the protocol of finalizing audits by the relevant tax authorities, it is not possible to estimate the impact of any amount of such changes, if any, to previously recorded uncertain tax positions. The Group’s policy is that it recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.
For PRC, tax years 2004 through 2009 still remain subject to examination by the PRC tax authorities.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
Income tax (expenses) credits are comprised of the following:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Current tax expense	(2,070)	(65,901)	(92,117)
Deferred tax (expense) income	(1,108)	3,463	(3,501)

Income tax expense	(3,178)	(62,438)	(95,618)

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2008	2009
	RMB	RMB
Current deferred tax assets:
Operating loss carry forward	1,808	2,602
Less: valuation allowances	—	—

Current deferred tax asset, net	1,808	2,602

Non-current deferred tax assets:
Operating loss carry forward	5,126	5,063
Others	1,834	2,115
Less: valuation allowances	(2,124)	(3,377)

Non-Current deferred tax asset, net	4,836	3,801

Total	6,644	6,403

Deferred tax liabilities:
Intangible assets, net	(8,351)	(19,075)

Due to the uncertainty of the level of PRC subsidiaries or VIEs’ taxable income and the lack of operating history in the VIEs, management does not believe certain subsidiaries or VIEs will generate sufficient taxable income such that it is more likely than not that the deferred tax assets will not be realized. As such, a valuation allowance has been established for these deferred tax assets as of December 31, 2008 and 2009. The Group had totally operating loss carry forwards of RMB34,440 and RMB44,381 for the years ended December 31, 2008 and 2009, respectively. Such operating loss carry forwards expire five years after the Group incurs the loss unless utilized.
Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 33%, 25%, 25% for 2007, 2008 and 2009 respectively, to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Net income before income taxes and income of affiliates	154,112	258,169	373,858
PRC statutory tax rate	33%	25%	25%

Income tax at statutory tax rate	50,857	64,542	93,464
Expenses not deductible for tax purposes:
Entertainment	47	355	475
Salaries and employee’s benefits	1,940	118	—
Others	21	—	471
Tax exemption and tax relief:
Income tax at preferential tax rate of 15%, 18%, 20% for 2007, 2008 and 2009	(2,877)	(15,111)	(15,541)
Impact of lower tax rates in other jurisdictions	3,526	12,530	14,561
Tax holidays	(52,965)	—	—
Change in valuation allowance	1,127	(279)	1,253
Tax rate change effect	1,457	—	—
Others	45	283	935

Income tax expense	3,178	62,438	95,618

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
Additional PRC income taxes that would have been payable without the tax exemption and tax relief amounted to approximately RMB52,865 for the year ended December 31, 2007. Basic and diluted net income per share for the year ended December 31, 2007 would have been decreased to RMB0.1413 and RMB0.1372 respectively. There are no tax exemption and tax relief for the year ended December 31, 2008 and 2009.
Under the New Income Tax law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its “de facto management organization” located within the PRC. Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its “de facto management organization” located also outside of the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC. Under the New Enterprise Income Tax (“EIT”) Implementation Regulation, “de facto management organization” is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New Income Tax Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate. The Group does not believe that its legal entities organized outside of China should be treated as residents for New Income tax Law purposes. Even if one or more of its legal entities organized outside of China were characterized as China tax residents, none of them had profit; therefore, no significant impact would be expected on the net current tax payable balance and the net deferred tax balance.
If the entity were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by residents in the Hong Kong SAR, the withholding tax would be 5%.
Aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution to the Group of approximately RMB659,250 as of December 31, 2009 are considered to be indefinitely reinvested under ASC No. 740-30, Accounting for Income Taxes — Special Areas, and accordingly, no provision for has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB65,925.
Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting over tax basis, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIE affiliates because the Group believes such excess earnings can be distributed in a manner that would not be subject to tax.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(12) Capital Structure
On July 13, 2007, the Company approved to issue 34,210,526 ordinary shares upon exercise of options by the Group’s executives.
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
No shares were issued or repurchased for the years ended December 31, 2008 and 2009.
(13) Net income per share
The computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Basic:
Net income attributable to the Company’s shareholders	153,358	191,737	300,841

Weighted average number of ordinary shares outstanding	704,273,232	912,497,726	912,497,726

Basic net income per ordinary share	0.2178	0.2101	0.3297

Basic net income per ADS	4.3551	4.2025	6.5938

Diluted:
Net income attributable to the Company’s shareholders	153,358	191,737	300,841

Weighted average number of ordinary shares outstanding	704,273,232	912,497,726	912,497,726
Share options	11,376,718	4,837,664	15,814,586

Total	715,649,950	917,335,390	928,312,312

Diluted net income per ordinary share	0.2143	0.2090	0.3241

Diluted net income per ADS	4.2858	4.1803	6.4815

Certain share options issued during 2007 were anti-dilutive in nature, in which all of them have been cancelled in 2008 and 2009. For details of the options scheme issued, please refer to note 19 to the financial statements.
(14) Distribution of Profits
As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2009. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.
The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There are no appropriations to reserves by the Company other than the Group’s subsidiaries and VIEs in the PRC during any of the periods presented. Amounts contributed to the statutory reserves were RMB71,237 and RMB103,877 as of December 31, 2008 and 2009, respectively.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(15) Related Party Balances and Transactions
The principal related party balances and transactions as of and for the years ended December 31, 2008 and 2009 are as follows:
a)	Amounts due from related parties:

	As of December 31,
	2008	2009
	RMB	RMB
Amount due from an affiliate (i)	500	500
Amounts due from directors/officers (i)	1,593	3,637
Amounts due from noncontrolling shareholders (ii)	205,502	21,200

Total	207,595	25,337

b)	Amounts due to related parties:

	As of December 31,
	2008	2009
	RMB	RMB
Amount due to an affiliate (i)	—	17,231
Amount due to a shareholder (i)	369	325
Amounts due to noncontrolling shareholders (i)	10,598	1,718

Total	10,967	19,274

(i)
The amount due from/to an affiliate, amounts due from directors/officers, amount due to a shareholder and amounts due to noncontrolling shareholders were unsecured, interest-free and repayable on demand.

(ii)	Amounts due from noncontrolling interests were unsecured, interest free and repayable on demand.

As of December 31, 2008, the amounts included RMB200,000 receivables from Mr. Lin in relation to the acquisition of Datong Investment and advances to noncontrolling shareholders. Mr. Lin is a noncontrolling shareholder and a key management of Datong Investment. Included in the receivables of RMB200,000 from Mr. Lin was a contingent consideration of RMB180,000 that was received subsequent to the year end date and may be required to return to Mr. Lin by nine installments based on performance target from years 2009 to 2011 as stipulated in the agreement. Also included in the RMB200,000 receivable was RMB20,000 receivable from Mr. Lin who was committed to inject to Datong Investment as working capital unilaterally within two years on the completion of selling Datong Investment.

As of December 31, 2009, the amounts mainly represented advances to Mr. Lin during year 2009.
c)	A subsidiary of the Company paid service charges of RMB807 to an affiliate during year 2009.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(16) Commitments and Contingencies
The Group has several non-cancelable operating leases, primarily for office rent.
Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum operating lease payments as of December 31, 2009 are:

Minimum Lease
Payment
RMB
Year ending December 31:
2010	22,788
2011	12,433
2012	6,357
2013	977
2014	377

Total	42,932

Rental expenses incurred under operating leases for the years ended December 31, 2007, 2008 and 2009 amounted to RMB7,926, RMB12,864 and RMB25,622, respectively.
As of December 31, 2008 and 2009, the Group had a commitment of RMB7,958 and RMB1,152, respectively, in connection with acquisition of office equipment that would be due in the following year.
The Group entered into various acquisition agreements which contain certain purchase considerations that are contingent upon future performance of the acquired companies. Please refer to Note 3 for more details.
(17) Concentrations of Credit risk
Concentration risks
Details of the customers accounting for 10% or more of total net revenues from commissions and fees are as follows:

	Year ended December 31,
	2007	% of sales	2008	% of sales	2009	% of sales
	RMB		RMB		RMB
PICC Property and Casualty Company Limited (“PICC”)	148,879	33%	180,595	21%	225,847	20%
China Pacific Property Insurance Co., Ltd (“CPIC”)	68,240	15%	165,879	20%	196,530	17%
Ping An Property & Casualty Insurance Company of China, Ltd (“Ping An”)	50,422	11%	98,410	12%	140,057	12%

	267,541	59%	444,884	53%	562,434	49%

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2008	%	2009	%
	RMB		RMB
PICC	15,216	17%	46,539	25%
Aviva-Cofco Life Insurance Co., Ltd.	18,256	20%	26,176	14%
Ping An	12,445	14%	18,305	10%
CPIC	*	*	17,638	10%

	45,917	51%	108,658	59%

*	Less than 10%
The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.
The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.
Substantially all of the Group’s revenues for the three years ended December 31, 2007, 2008 and 2009 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.
Currency risk
Except for the proceeds from initial public offering are in USD, substantially all of the revenue-generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People’s Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into USD or other foreign currencies. All foreign exchange transactions must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.
(18) Non-Cash Transactions
The Group entered into the following non-cash activities:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Considerations payable in connection with acquisition of subsidiaries	—	11,406	85,380
Considerations payable in connection with acquisition of an affiliate	—	—	17,231
Payables for addition of office equipment, furniture and fixtures	—	4,652	12,593
Net assets (liabilities) acquired in connection with acquisitions of subsidiaries	(59)	20,000 (Note 15 (ii))	—

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(19) Share-based Compensation
2009 Options
On March 9, 2009, the Company granted 10,000,000 shares options (“2009 Options”) to its employees to purchase ordinary share of the Company. 30% of the options are vested on March 31, 2010 (“Option D1”), 30% of the options on March 31, 2011 (“Option D2”), 20% of the options on March 31, 2012 (“Option D3”), and remaining 20% on March 31, 2013 (“Option D4”). The expiration date of the 2009 Options is March 31, 2015. The 2009 Options has an exercise price of US$0.336 (RMB2,2982) per ordinary share, equal to price per ordinary share quoted on Nasdaq Global Select Market at the date of the passing resolutions, as determined by using the Black-Scholes option pricing model. There is no intrinsic value of the option as of the date of grant. For the year ended December 31, 2009, share-based compensation expenses of RMB1,497 was recognized in connection with the 2009 Options.
The assumptions used in determining the fair value of the 2009 Options were as follows:

	Option D1	Option D2	Option D3	Option D4
Weight average assumptions — expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.35%	3.51%	3.55%	3.61%
Expected life	3.56 years	4.06 years	4.56 years	5.06 years
Expected volatility	33.0%	31.9%	32.2%	31.2%
As of December 31, 2009, no 2009 Options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.
2008 Options
On November 21, 2008, the Company granted 32,000,000 share options to certain directors and employees of the Company (“2008 Options”). 30% of the options are vested on March 31, 2010 (“Option C1”), 30% of the options on March 31, 2011 (“Option C2”), 20% of the options on March 31, 2012 (“Option C3”), and remaining 20% on March 31, 2013 (“Option C4”). The expiration date of the 2008 Options is March 31, 2015. The 2008 Options has an exercise price of US$0.278(RMB1.8967), equal to the fair value of the Company’s share price at the grant date, as determined by using the Black-Scholes option pricing model. There is no intrinsic value of the option as of the date of grant. For the years ended December 31, 2008 and 2009, share-based compensation expenses of RMB333 and RMB4,269 was recognized in connection with 2008 Options.
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

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
As of December 31, 2008 and 2009, no 2008 Options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.
2007 Options
(a) Option A
On February 3, 2007, CISG granted share options (“2007 Option A”) to the Company’s former Chief Financial Officer, Mr. David Tang to purchase 5,473,684 ordinary shares. The shares grant represents 0.8% of the issued share capital of CISG on a fully diluted basis upon full exercise of all outstanding options. The options vest over two-year period, with 40% of the options vest upon public listing of the Company and 30% on each of the first and second anniversary of his employment. The 2007 Option A has an exercise price of RMB2.3214 per share, equal to the fair value of CISG’s share price at the grant date, as determined by using the Black-Scholes option pricing model. The management of the Company determined the value of the Company’s share as of January 31, 2007, with the assistance of a third party valuation company. There is no intrinsic value of the option as of the date of grant.
The assumptions used in determining the fair value of the options were as follows:

Weighted average assumptions — expected dividend yield	0%
Risk-free interest rate	2.71%
Expected life	5.6 years
Expected volatility	28.5%
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
For the years ended December 31, 2008 and 2009, share-based compensation expenses of RMB1,714 and nil was recognized in connection with 2007 Option A, respectively.
(b) Option B
According to Board Resolution dated October 10, 2007, on October 31, 2007, the Company granted 42,000,000 share options (“2007 Option B”) to its employees to purchase common shares of the Company. Exercise price is US$0.8 per share. 40% of the options (“Option B1”) are vested on March 31,2009, 30% of the options (“Option B2”) on March 31, 2010, and remaining 30% (“ Option B3”) on March 31, 2011. The expiration date of the options is March 31, 2014. The management of the Company determined the value of the Company’s share as of October 30, 2007 to be equal to the IPO price, which result in no intrinsic value of the option as of the date of grant.
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

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
For the years ended December 31, 2008 and 2009, share-based compensation expenses of RMB43,612 and RMB1,787 was recognized in connection with 2007 Option B, respectively.
In December 2008, 30,804,500 of 2007 Option B were cancelled and share-based compensation expenses amounting to RMB29,634, representing the remaining unamortized share-based compensation expenses for these options was recognized and included in the total share-based compensation in connection with 2007 Option B.
In June 2009, 2,360,600 of 2007 Option B were cancelled by cash settlement of RMB0.4 per share totaling RMB944 was charged in additional paid-in capital. In addition, share-based compensation expenses amounted to RMB1,510 representing the remaining unamortized share-based compensation expenses for these options was recognized and included in the total share-based compensation.
For the three years ended December 31, 2009, changes in the status of outstanding options were as follows:

		Weighted
	No. of Shares	average	Aggregate
	underlying	exercise price in	Intrinsic Value
	options granted	RMB	RMB
Balance as of January 1, 2008	47,473,684	5.4376	—
Granted on November 21, 2008	32,000,000	1.8967
Exercised	—	—
Cancelled	(30,804,500)	5.8437
Forfeited	(9,176,553)	5.5285

Balance as of December 31, 2008	39,492,631	2.2305	30,330
Granted on March 9, 2009	10,000,000	2.2982
Exercised	—	—
Cancelled	(2,360,600)	5.8437
Forfeited	(565,400)	5.2703

Balance as of December 31, 2009	46,566,631	2.2695	224,835

Exercisable as of December 31, 2009	4,652,631	2.3214	21,085

As of December 31, 2009, there were totally 41,914,000 outstanding unvested options. As of December 31, 2008 and 2009, there was RMB20,929 and RMB19,581, respectively, of total unrecognized compensation cost related to non-vested share options granted in 2008 and 2009.
The following table summarizes information about the Company’s share option plans for the years ended December 31, 2007, 2008 and 2009:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Weighted-average grant-date fair value of options granted	1.5638	0.5790	0.7208
Total intrinsic value of options exercised	—	—	—
Total fair value of share options vested	5,037	3,414	—

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
The following table summarizes information about the Company’s stock option plans as of December 31, 2009:

		Weighted Average
		Remaining
		Contractual Life	Weighted average
	Options outstanding	(Years)	exercise price RMB	Options Exercisable
2009 Options	9,962,000	4.1	2.2982	—
2008 Options	31,952,000	4.1	1.8967	—
2007 Option A	4,652,631	7.0	2.3214	4,652,631

Total	46,566,631			4,652,631

(20) Restricted net assets
Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. As of December 31, 2008 and 2009, the Company had restricted net assets of RMB1,021,568 and RMB1,233,052, respectively, which were not eligible to be distributed. These amounts were comprised of the registered capital of the Company’s PRC subsidiaries and the statutory reserves disclosed in Note 14.
(21) Segment Reporting
The Group operates in four principal operating segments: P&C, Life, Claims Adjusting and Datong. Business segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.
The principle activities of the four reportable operating segments are as follows:
1) P&C segment
This segment provides brokerage and agency services of property and casualty insurance products.
2) Life segment
This segment mainly provides life insurance brokerage and agency services.
3) Claims Adjusting segment
This segment provides pre-underwriting survey, claim adjusting, disposal of residual value, loading and unloading supervision and consulting services.
4) Datong segment
Datong segment is engaged in providing life insurance brokerage and agency services. The Group considers Datong as a separate segment as the target customers is different from the life segment and its performance will be reviewed by management individually.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
The following table shows our operations by business segment for the years ended December 31, 2007, 2008 and 2009. Other includes expenses not allocated to reportable segments and corporate related items.

	Year ended December 31
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Net revenues
P&C	384,521	599,353	783,220	114,743
Life	63,624	154,174	177,713	26,035
Claims Adjusting	—	89,012	140,670	20,608
Datong	—	1,423	53,248	7,801

Total net revenues	448,145	843,962	1,154,851	169,187

Operating costs and expenses
P&C	214,268	319,776	408,643	59,867
Life	59,672	127,634	158,804	23,265
Claims Adjusting	—	70,961	121,753	17,837
Datong	—	5,837	72,281	10,589
Others	36,301	109,954	67,174	9,841

Total operating costs and expenses	310,241	634,162	828,655	121,399

Income from operations
P&C	170,253	279,577	374,577	54,876
Life	3,952	26,540	18,909	2,770
Claims Adjusting	—	18,051	18,917	2,771
Datong	—	(4,414)	(19,033)	(2,788)
Others	(36,301)	(109,954)	(67,174)	(9,841)

Total income from operations	137,904	209,800	326,196	47,788

	As of December 31,
	2008	2009	2009
	RMB	RMB	US$

Segment assets
P&C	749,253	956,836	140,178
Life	106,796	120,860	17,706
Claims Adjusting	137,052	174,425	25,553
Datong	48,117	169,507	24,833
Others	1,005,297	1,124,337	164,716

Total assets	2,046,515	2,545,965	372,986

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(22) Subsequent events
(a) On December 31, 2009, the Company announced the acquisition of an additional 41% equity interest in Hebei Fanlian Insurance Agency Co., Ltd. (“Hebei Fanlian”) bringing its shareholdings from 10% to 51% at a consideration of RMB52,000. The selling shareholder has agreed to transfer up to 15% interest in Hebei Fanlian at RMB0.001 to the Group if Hebei Fanlian fails to meet performance targets for the years 2010, 2011 and 2012. In addition, the selling shareholder has agreed to return up to RMB9,000 to the Group if Hebei Fanlian fails to meet performance targets for the years 2010, 2011 and 2012. The transaction has been completed in January 2010.
(b) On February 8, 2010, the Company’s board of directors passed a resolution to grant options to certain directors, officers and employees in accordance with the provisions of the 2007 share incentive plan to purchase an aggregate of 48,000,000 ordinary shares of the Company subject to continuous service and annual performance for years 2010, 2011, 2012 and 2013 as evaluated by the Company. The exercise price of these options is US$0.840 per ordinary share, equal to the closing price per ordinary share quoted on the Nasdaq Global Select Market at the date passing the resolution. 30% of the options are vested on March 31, 2011, 30% options of the options on March 31, 2012, 20% of the options on March 31, 2013 and the remaining 20% on March 31, 2014. The expiration date of the options is March 31, 2016.
(c) On April 1, 2010, the Company announced that it entered into definitive agreements to acquire each additional 41% equity interests in Shandong Fanhua Mintai Insurance Agency Co., Ltd. (“Shandong Mintai”) and Ningbo Baolian Insurance Agency Co., Ltd. (“Ningbo Baolian”) bringing its shareholdings from 10% to 51% in Shandong Mintai and Ningbo Baolian (the “Agencies”) at total considerations of RMB150,000. The shareholdings in these Agencies will be adjusted upwards 15% if the Agencies fail to achieve performance targets for the years 2010, 2011 and 2012. In addition, the selling shareholders have also agreed to return up to RMB22,500 to the Company if the Agencies fail to achieve performance targets for the years 2010, 2011 and 2012. In addition, the selling shareholders have agreed that all net income of the Agencies from years 2010 to 2014 will be distributed to the Company. The transactions have been completed on April 1, 2010.
(d) On April 23, 2010, the Company’s board of directors has approved to declare a cash dividend of US$0.013 per ordinary share, equivalent to US$0.26 per ADS.

CNINSURE INC.
SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY
Balance Sheets
(In thousands, except for shares)

	As of December 31,
	2008	2009	2009
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	328,815	43,490	6,371
Other receivables	2,598	3,057	448
Amounts due from subsidiaries	809,549	1,011,289	148,155

Total current assets	1,140,962	1,057,836	154,974
Non-current assets:
Investment in subsidiaries	623,263	947,610	138,825

Total assets	1,764,225	2,005,446	293,799

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables	12,577	10,030	1,469
Amounts due to subsidiaries	—	3,608	529

Total liabilities	12,577	13,638	1,998
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 912,497,726 as of December 31, 2008 and 2009)	7,036	7,036	1,031
Additional paid-in capital	1,666,723	1,604,774	235,101
Statutory reserves	71,237	103,877	15,218
Retained earnings	80,462	348,663	51,079
Accumulated other comprehensive loss	(73,810)	(72,542)	(10,628)

Total shareholders’ equity	1,751,648	1,991,808	291,801

Total liabilities and shareholders’ equity	1,764,225	2,005,446	293,799

CNINSURE INC.
SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)
Statements of Operations
(In thousands)

	Year Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
General and administrative expenses	(10,166)	(63,757)	(18,749)	(2,747)
Interest income	9,186	17,089	896	131
Equity in earnings of subsidiaries	154,338	238,405	318,694	46,689

Net income	153,358	191,737	300,841	44,073

CNINSURE INC.
SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)
Statements of Equity and Comprehensive Income (Loss)
(In thousands, except for shares)

					(Accumulated	Accumulated
	Share Capital		Additional		deficit)	other
	Number of		Paid-in	Statutory	retained	comprehensive		Comprehensive
	Share	Amounts	Capital	Reserves	earnings	(loss) income	Total	(loss) income
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2007	650,000,000	5,073	369,781	24,279	(109,370)	(179)	289,584	(57,311)

Issuance of ordinary shares	262,497,726	1,963	1,246,246	—	—	—	1,248,209
Cumulative effect of adoption of FIN 48	—	—	—	—	(305)	—	(305)
Share-based compensation	—	—	5,037	—	—	—	5,037
Net income	—	—	—	—	153,358		153,358	153,358
Dividends	—	—	—	—	(108,000)		(108,000)
Provision for statutory reserves	—	—	—	23,624	(23,624)	—	—
Foreign currency translation	—	—	—	—	—	(20,971)	(20,971)	(20,971)

Balance as of December 31, 2007	912,497,726	7,036	1,621,064	47,903	(87,941)	(21,150)	1,566,912	132,387

Share-based compensation	—	—	45,659	—	—	—	45,659
Net income	—	—	—	—	191,737	—	191,737	191,737
Provision for statutory reserves	—	—	—	23,334	(23,334)	—	—
Foreign currency translation	—	—	—	—	—	(52,660)	(52,660)	(52,660)

Balance as of December 31, 2008	912,497,726	7,036	1,666,723	71,237	80,462	(73,810)	1,751,648	139,077

Share-based compensation	—	—	6,609	—	—	—	6,609
Net income	—	—	—	—	300,841	—	300,841	300,841
Dividends	—	—	(68,558)	—	—	—	(68,558)
Provision for statutory reserves	—	—	—	32,640	(32,640)	—	—
Foreign currency translation	—	—	—	—	—	1,268	1,268	1,268

Balance as of December 31, 2009	912,497,726	7,036	1,604,774	103,877	348,663	(72,542)	1,991,808	302,109

Balance as of December 31, 2009 in US$		1,031	235,101	15,218	51,079	(10,628)	291,801	44,259

See accompanying notes to consolidated financial statements

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)
Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	153,358	191,737	300,841	44,073
Adjustments to reconcile net income to net cash generated from operating activities:
Equity in earnings of subsidiaries	(154,338)	(238,405)	(318,694)	(46,689)
Compensation expenses associated with stock options	5,037	45,659	6,609	969
Changes in operating assets and liabilities:
Other receivables	(4,602)	2,004	(459)	(68)
Other payables	4,013	8,564	(2,547)	(373)

Net cash generated from (used in) operating activities	3,468	9,559	(14,250)	(2,088)

Cash flows from investing activities
Increase in investment in subsidiaries	(12,252)	(36,989)	(5,653)	(828)
Advances to subsidiaries	(144,656)	(664,893)	(198,132)	(29,026)
Dividend income from subsidiaries	140,000	—	—	—

Net cash used in investing activities	(16,908)	(701,882)	(203,785)	(29,854)

Cash flows from financing activities:
Proceeds from share issuances	1,248,209	—	—	—
Dividends paid	(140,000)	—	(68,558)	(10,044)

Net cash generated from (used in) financing activities	1,108,209	—	(68,558)	(10,044)

Net increase (decrease) in cash and cash equivalents	1,094,769	(692,323)	(286,593)	(41,986)
Cash and cash equivalents at beginning of year	—	1,073,798	328,815	48,171
Effect of exchange rate changes on cash and cash equivalents	(20,971)	(52,660)	1,268	186

Cash and cash equivalents at end of year	1,073,798	328,815	43,490	6,371

See accompanying notes to consolidated financial statements

Note to Schedule 1
Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as if the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2009, RMB1,223,052 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company has been presented for the years ended December 31, 2008 and 2009.
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