Form 20-F/A
period 2009-12-31
CNINSURE INC.
filed 2010-09-14
CIK 1413855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F/A
AMENDMENT NO. 1

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

Item 16G. Corporate Governance	3

Item 19. Exhibits	3

Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2

EXPLANATORY NOTE
This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2010 (the “Original Report”), is being filed solely to amend the disclosure regarding our corporate governance practices in “Item 16G—Corporate Governance.” The relevant disclosure has been amended to clarify that we followed home country practice in lieu of NASDAQ Stock Market Rules with respect to annual shareholder meetings in 2009. We hereby replace the section entitled “Item 16G—Corporate Governance” on page 99 of the Original Report in its entirety with the amended section included in this Amendment No. 1.
We are including in this Amendment No. 1 currently-dated certifications by our principal executive officer and our principal financial officer. Other than the foregoing section, no part of the Original Report is being amended. Accordingly, this Amendment No. 1 does not include any unchanged portions of the Original Report and does not modify or update the disclosure therein in any way other than as discussed above. As a result, this Amendment No. 1 continues to speak as of May 7, 2010, except for the certifications referenced above, which speak as of the filing date of this Amendment No. 1.

Item 16G. Corporate Governance
NASDAQ Stock Market Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2009. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.
Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.
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

8.1	*	Subsidiaries and Consolidated Affiliated Entities of the Registrant

Exhibit
Number		Description of Document
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

12.1	**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Maples and Calder

15.2	*	Consent of Commerce & Finance Law Offices

15.3	*	Consent of Deloitte Touche Tohmatsu

*	Previously filed with the Original Report

**	Filed with this Amendment No. 1 to Annual Report on Form 20-F/A

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNINSURE INC.
By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Chairman and Chief Executive Officer
Date: September 14, 2010