Form 20-F
period 2010-12-31
CNINSURE INC.
filed 2011-05-04
CIK 1413855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010.
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
Peng Ge, Chief Financial Officer
Tel: +86 20 6122-2777
E-mail: gepeng@cninsure.net
Fax: +86 20 6126-2893
22/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value US$0.001 per share*	The NASDAQ Stock Market LLC
American depositary shares, each representing	(The NASDAQ Global Select Market)
20 ordinary shares

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing 20 ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,010,997,726 ordinary shares, par value US$0.001 per share as of December 31, 2010
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
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

INTRODUCTION	1

PART I	3

Item 1. Identity of Directors, Senior Management and Advisers	3

Item 2. Offer Statistics and Expected Timetable	3

Item 3. Key Information	3

Item 4. Information on the Company	26

Item 4A. Unresolved Staff Comments	50

Item 5. Operating and Financial Review and Prospects	51

Item 6. Directors, Senior Management and Employees	72

Item 7. Major Shareholders and Related Party Transactions	82

Item 8. Financial Information	83

Item 9. The Offer and Listing	84

Item 10. Additional Information	85

Item 11. Quantitative and Qualitative Disclosures about Market Risk	93

Item 12. Description of Securities Other than Equity Securities	93

PART II	95

Item 13. Defaults, Dividend Arrearages and Delinquencies	95

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	95

Item 15. Controls and Procedures	96

Item 16A. Audit Committee Financial Expert	98

Item 16B. Code of Ethics	98

Item 16C. Principal Accountant Fees and Services	98

Item 16D. Exemptions from the Listing Standards for Audit Committees	98

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	98

Item 16F. Change in Registrant’s Certifying Accountant	99

Item 16G. Corporate Governance	99

PART III	99

Item 17. Financial Statements	99

Item 18. Financial Statements	99

Item 19. Exhibits	99

Exhibit 4.18
Exhibit 4.19
Exhibit 4.20
Exhibit 4.21
Exhibit 4.22
Exhibit 4.23
Exhibit 4.24
Exhibit 4.25
Exhibit 4.26
Exhibit 4.27
Exhibit 4.28
Exhibit 4.29
Exhibit 4.30
Exhibit 4.31
Exhibit 4.32
Exhibit 4.33
Exhibit 4.34
Exhibit 4.35
Exhibit 4.36
Exhibit 4.37
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2
Exhibit 15.3

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

You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information —D. Risk Factors” of this annual report. Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.
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
The following selected consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this annual report.
In this annual report, our consolidated financial information for 2006 through 2010 refers collectively to our consolidated financial information for the years ended December 31, 2006, 2007, 2008, 2009 and 2010. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except shares, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues:
Commissions and fees	245,652	446,929	843,107	1,154,090	1,484,389	224,907
Other service fees	897	1,216	855	761	640	97

Total net revenues	246,549	448,145	843,962	1,154,851	1,485,029	225,004

Operating costs and expenses:
Commissions and fees	(133,076)	(232,550)	(436,803)	(579,911)	(708,403)	(107,333)
Selling expenses	(11,288)	(9,514)	(17,328)	(49,498)	(73,567)	(11,147)
General and administrative expenses(1)	(52,119)	(68,177)	(180,031)	(199,246)	(271,444)	(41,128)

Total operating costs and expenses	(196,483)	(310,241)	(634,162)	(828,655)	(1,053,414)	(159,608)

Income from operations	50,066	137,904	209,800	326,196	431,615	65,396
Other income (expense), net:
Gain on disposal of investment in a subsidiary	—	—	525	—	—	—
Investment income	—	—	—	18,905	41,244	6,249
Interest income	5,364	16,235	47,967	33,299	26,924	4,080
Interest expense	(34)	(25)	(95)	(4)	(5)	(1)
Others, net	5	(2)	(28)	1,408	391	59
Changes in fair value of contingent consideration payables	—	—	—	(5,946)	—	—

Net income before income taxes and income of affiliates	55,401	154,112	258,169	373,858	500,169	75,783
Income tax benefit (expense)	573	(3,178)	(62,438)	(95,618)	(96,743)	(14,658)
Share of income of affiliates	—	—	135	774	12,904	1,955

Net income	55,974	150,934	195,866	279,014	416,330	63,080
Less: Net income (loss) attributable to the noncontrolling interests	(1,421)	(2,424)	4,129	(21,827)	(5,978)	(906)

Net income attributable to the CNinsure Inc.’s shareholders	57,395	153,358	191,737	300,841	422,308	63,986

Net income per share (giving effect to the 10,000-for-1 share exchange in 2007):
Basic	0.0883	0.2178	0.2101	0.3297	0.4408	0.0668
Diluted	0.0875	0.2143	0.2090	0.3241	0.4264	0.0646
Net income per ADS:
Basic	1.7660	4.3551	4.2025	6.5938	8.8162	1.3358
Diluted	1.7500	4.2858	4.1803	6.4815	8.5288	1.2922
Shares used in calculating net income per share (giving effect to the 10,000-for-1 share exchange in 2007):
Basic	650,000,000	704,273,232	912,497,726	912,497,726	958,029,717	958,029,717
Diluted	655,970,000	715,649,950	917,335,390	928,312,312	990,318,528	990,318,528
Dividends declared per share(2)	585	0.1023	—	0.075	0.089	0.013

(1)
Including (i) share-based compensation expenses of RMB45.7 million, RMB7.6 million and RMB22.2 million (US$3.4 million) for the years ended December 31, 2008, 2009 and 2010, respectively; and (ii) impairment loss on intangible assets of nil, nil and RMB4.6 million (US$0.7 million) for the years ended December 31, 2008, 2009 and 2010, respectively.

(2)
The 2004 and 2005 dividends were declared in 2006 and the 2006 and 2007 dividends were declared in 2007. These dividends were not paid at the time they were declared. In 2007, we paid all of the previously declared but unpaid dividends totaling approximately RMB140.0 million. The per-share amount for 2006 was determined based on the number of shares of CISG Holdings Ltd., or CISG Holdings, outstanding as of the record date for the dividends declared, without giving effect to the 10,000-for-1 share exchange in July 2007. Dividend of US$0.22 per ADS was declared on May 21, 2009, payable to our shareholders of record as of the close of business on June 26, 2009. Dividend of US$0.26 per ADS was declared on April 23, 2010, payable to our shareholders of record as of the close of business on May 20, 2010.

	As of December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	223,926	1,544,817	1,510,432	1,457,890	1,924,884	291,649
Total current assets	355,703	1,608,256	1,876,883	1,727,499	2,302,425	348,852
Total assets	379,622	1,640,164	2,046,515	2,545,965	3,854,456	584,008
Total current liabilities	75,524	53,337	190,222	337,648	288,361	43,691
Total liabilities	76,321	54,928	200,444	359,260	337,393	51,120
Noncontrolling interests	13,717	18,324	94,423	194,897	456,079	69,103
Total equity	303,301	1,585,236	1,846,071	2,186,705	3,517,063	532,888
Total liabilities and shareholders’ equity	379,622	1,640,164	2,046,515	2,545,965	3,854,456	584,008
Exchange Rate Information
Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.6000 to US$1.00, the noon buying rate in effect as of December 30, 2010 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 29, 2011, the noon buying rate was RMB6.4900 to US$1.00.
The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	Noon Buying Rate
	(RMB per US$1.00)
	Period
Period	End	Average(1)	Low	High
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 29)	6.4900	6.5267	6.5477	6.4900

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B.	Capitalization and Indebtedness
Not Applicable.

C.	Reasons for the Offer and Use of Proceeds
Not Applicable.
D.	Risk Factors
Risks Related to Our Business and Our Industry
Our limited operating history, especially our limited experience in distributing life insurance products and providing claims adjusting services, may not provide an adequate basis to judge our future prospects and results of operations.
We have a limited operating history. We commenced our insurance intermediary business in 1999 by distributing automobile insurance products and expanded our offerings to other types of property and casualty insurance products in 2002. We started distributing individual life insurance products in January 2006 and began providing insurance claims adjusting services in 2008. Life insurance products accounted for 14.3%, 20.0% and 32.8% of our total net revenues in 2008, 2009 and 2010, respectively. Claims adjusting services accounted for 10.6%, 12.2% and 11.9% of our total net revenues in 2008, 2009 and 2010, respectively. While we regard life insurance distribution and claims adjusting services as two major areas of our future growth strategy, we cannot assure you that our efforts to further develop these businesses will be successful. If our life insurance distribution and claims adjusting businesses fail to grow, our future growth will be significantly affected. In addition, our limited operating history, especially our limited experience in selling life insurance products and providing claims adjusting services, may not provide a meaningful basis for you to evaluate our business, financial performance and prospects.
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
We commenced our insurance intermediary business in 1999 and have expanded our operations substantially in recent years. Our distribution and service networks expanded from one company in one province to 39 insurance agencies, three insurance brokerages, three claims adjusting firms and one online insurance service company in 23 provinces as of April 8, 2011. Meanwhile, we have broadened our service offerings from the distribution of only automobile insurance products to cover a wide variety of property and casualty insurance and life insurance products, and insurance claims adjusting services. We anticipate continued growth in the future through multiple means. Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. To manage and support our continued growth, we must continue to improve our operational, administrative, financial and technological systems, procedures and controls, and expand, train and manage our growing employee and agent base. Furthermore, our management will be required to maintain and expand our relationships with insurance companies, other insurance intermediaries, regulators and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to effectively and efficiently manage our expansion could materially and adversely affect our ability to capitalize on new business opportunities, which in turn could have a material adverse effect on our results of operations.

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
The change of acquisition model might increase our acquisition risks and costs or even adversely affect our growth.
The professional insurance intermediary sector in China is still at its early stage of development, and is fragmented with over 2,500 professional insurance intermediaries, most of which are small and not highly regulated. Acquisitions in the professional insurance intermediary sector involve substantial risks. We have adopted two acquisition models to target insurance intermediary companies in different development stages. For mature insurance intermediary companies, we tend to acquire majority equity interest directly from management who will be holding the remaining equity interest of the acquired entities. In order to mitigate risks associated with acquiring small businesses which generally carry higher risks, including potential legal risks and hidden tax or debt liability, we partnered with Chengdu Jingshi Investment Co., Ltd., or Chengdu Jingshi, a third-party venture capital fund investing in start-up companies in the financial services industry for such acquisitions. On May 5, 2008, we entered into a cooperation agreement with Chengdu Jingshi. Pursuant to the agreement, we agreed to allow insurance intermediaries which have been acquired or invested by Chengdu Jingshi to join CNinsure as a franchise and use our brand, management system, contracts and platforms while Chengdu Jingshi agreed that CNinsure would have a pre-emptive right to purchase the shares of the franchised entity when they become more mature and satisfy our acquisition requirements. In addition, we had the right to have Chengdu Jingshi repurchase the franchised entity if, within 12 months of CNinsure’s acquisition of the franchised entity, the franchised entity is unable to fulfill the guaranteed performance targets. These arrangements have effectively reduced the risks and costs of our acquisitions in the past years.
However, in order to simplify the acquisition model and avoid any unnecessary misunderstanding, on February 15, 2011, we and Chengdu Jingshi entered into a cooperation termination agreement, pursuant to which both parties agree to continue to honor existing agreements related to the ongoing projects and to discontinue cooperation for future acquisitions. As of the effective date of the cooperation termination agreement, we have cooperated with Chengdu Jingshi on 21 ongoing projects. We have acquired controlling stakes in 10 of the ongoing projects and we have the right of first refusal to acquire the remaining stakes in them in three to five years. Nine projects are still in the development stage and the remaining two were acquired by us and later bought back by Chengdu Jingshi upon our request as they failed to meet our performance or management requirements. For these 11 projects, we have preemptive rights to acquire controlling stakes or 100% of the stakes if the businesses satisfy our requirements.
Upon termination of the cooperation with Chengdu Jingshi, our future acquisition targets may be limited to relatively more mature insurance intermediary companies or we may have to develop start-up companies by ourselves as future acquisition targets, which can be time-consuming and as a result slow down our acquisition pace. In addition, we may have to take the risks and bear all the losses by ourselves if we fail in any of the acquisitions. Although we have accumulated experience from our previous acquisitions, there is no assurance that we can identify and eradicate all the risks and make acquisitions in an efficient and cost-effective manner, which might increase our acquisition risks and costs and have an adverse impact on our growth and results of operations.

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
When we acquire a business, a substantial portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable tangible assets acquired. As of December 31, 2010, goodwill represented RMB1,154.4 million (US$174.9 million), or 32.8% of our total shareholders’ equity, and other net intangible assets represented RMB145.7 million (US$22.1 million), or 4.1% of our total shareholders’ equity. Management performs impairment assessment annually and we recognized an impairment loss of RMB4.6 million (US$0.7 million) in intangible assets in the fourth quarter of 2010. Under current accounting standards, if we determine that goodwill or intangible assets are further impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. As we implement our growth strategy through acquisitions, goodwill and intangible assets may comprise an increasingly larger percentage of our shareholders’ equity. As such, any write-down related to such goodwill and intangible assets may adversely and materially affect our shareholders’ equity and financial results.
Because the commission and fee revenue we earn on the sale of insurance products is based on premiums, commission and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on our results of operations.
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
The insurance intermediary industry in China is highly competitive, and we expect competition to persist and intensify. In insurance product distribution, we face competition from insurance companies that use their in-house sales force, exclusive sales agents, telemarketing and internet channels to distribute their products, and from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships, as well as from other professional insurance intermediaries. In our claims adjusting business, we primarily compete with other independent claims adjusting firms. We compete for customers on the basis of product offerings, customer services and reputation. Many of our competitors have greater financial and marketing resources than we do and may be able to offer products and services that we do not currently offer and may not offer in the future. If we are unable to compete effectively against those competitors, we may lose customers and our financial results may be negatively affected.
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
We primarily act as agents for insurance companies in distributing their products to retail customers. We also provide claims adjusting services principally to insurance companies. Our relationships with the insurance companies are governed by agreements between us and the insurance companies. Most of the contracts with our major insurance company partners for the distribution of life insurance products are entered into at the corporate headquarters level. While this approach allows us to obtain more favorable terms from insurance companies by combining the sales volumes of our affiliated insurance agencies and brokerages, it also means that the termination of a major contract could have a material adverse effect on our life insurance business. Our contracts for the distribution of property and casualty insurance and the provision of claims adjusting services are primarily entered into at a local level between the respective provincial, city and district branches of the insurance companies and our affiliated insurance agencies, brokerages and claims adjusting firms. Generally, each branch of these insurance companies has independent authority to enter into contracts with our affiliated insurance agencies, brokerages and claims adjusting firms, and the termination of a contract with one branch has no significant effect on our contracts with the other branches. See “Item 4. Information on the Company—B. Business Overview—Insurance Company Partners.” These contracts establish, among other things, the scope of our authority, the pricing of the insurance products we distribute and our fee rates. These contracts typically have a term of one year and some of them can be terminated by the insurance companies with little advance notice. Moreover, before or upon expiration of a contract, the insurance company that is a party to that contract may agree to renew it only with changes in its terms, including the amount of commissions and fees we receive, which could reduce our revenues from that contract.
For the year ended December 31, 2010, our top five insurance company partners were PICC Property and Casualty Company Limited, or PICC, China Pacific Property Insurance Co., Ltd., or CPIC, AVIVA-COFCO Life Insurance Co., Ltd., or AVIVA-COFCO, Ping An Property & Casualty Insurance Company of China, Ltd., or Ping An, and Sino Life Insurance Co., Ltd., or Sino Life. Among them, PICC, CPIC, AVIVA-COFCO and Ping An each accounted for more than 10% of our total net revenues in 2010, with PICC accounting for 18.6%, CPIC accounting for 13.6%, AVIVA-COFCO accounting for 13.0% and Ping An accounting for 10.5%. The termination of our contracts with insurance companies that in aggregate account for a significant portion of our business, or changes to material terms of these contracts, could adversely affect our business and operating results.

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
Our future success depends heavily upon the continuing services of the members of our senior management team and other key personnel, in particular Mr. Yinan Hu, our chairman and chief executive officer, Mr. Qiuping Lai, our president, Mr. Peng Ge, our chief financial officer, Mr. Chunlin Wang, our vice president, chief operating officer and head of our property and casualty business unit, and Mr. Feng Jin, our vice president, chief information officer and the head of our life insurance business unit. If one or more of our senior executives or other key personnel, are unable or unwilling to continue in their present positions, we may not be able to replace them easily, or at all. As such, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. As is customary in the PRC, we do not have insurance coverage for the loss of our senior management team or other key personnel.
In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, sensitive trade information and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us which contains confidentiality and non-competition provisions. These agreements generally have an initial term of three years, and are automatically extended for successive one-year terms unless terminated earlier pursuant to the terms of the agreement. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements” for a more detailed description of the key terms of these employment agreements. If any disputes arise between any of our senior executives or key personnel and us, we cannot assure you of the extent to which any of these agreements may be enforced.
Sales person and employee misconduct is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.
Sales person and employee misconduct could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:
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
We cannot always deter sales person or employee misconduct, and the precautions we take to prevent and detect these activities may not be effective in all cases. We cannot assure you, therefore, that sales person or employee misconduct will not lead to a material adverse effect on our business, results of operations or financial condition.
All of our personnel engaging in insurance agency, brokering or claims adjusting activities are required under relevant PRC regulations to have a qualification certificate issued by the CIRC. If these qualification requirements are strictly enforced in the future, our business may be materially and adversely affected.
All of our personnel who engage in insurance agency, brokering and claims adjusting activities are required under relevant PRC regulations to obtain a qualification certificate from the CIRC in order to conduct insurance agency, brokering or claims adjusting business. See “Item 4. Information on the Company—B. Business Overview—Regulation.” In addition, we understand that the CIRC requires that every individual agent carry the qualification certificate and other credentials showing specified information when conducting agency business. Under the relevant PRC regulations, an insurance agency, brokerage or claims adjusting firm that retains unqualified personnel to engage in insurance intermediary activities may be fined up to RMB10,000. As of April 8, 2011, approximately 85% of our sales professionals had received a qualification certificate. If more local CIRC agencies were to strictly enforce these regulations in the future, and if a substantial number of our sales forces remain unqualified, our business may be adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance professionals to obtain the necessary CIRC qualification certificate. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.
The implementation of the insurance sales system reform involves substantial uncertainties and the fee-based revenue scheme adopted by several of our affiliated property and casualty insurance agencies may be subject to challenge by the PRC tax authorities.
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

As part of the pilot experiment proposal we submitted to the CIRC, with the approval from the CIRC, several of our affiliated property and casualty insurance agencies have adopted a trial revenue scheme since the second quarter of 2009. Under this scheme, only the platform service fees that we receive from insurance companies will be recognized as revenue and subject to business tax. As of April 8, 2011, with the written approval from the CIRC, eight of our affiliated entities located in Tianjin, and Zhejiang, Henan, Fujian, Hunan, Shandong and Liaoning provinces have implemented the trial fee-based revenue scheme. Although tax authorities in Hunan, Jiangsu and Zhejiang provinces have adopted regulations to avoid double taxation, it is uncertain whether and when such regulations will be adopted by other provinces. If the PRC tax authorities determine that the tax liability assessment of those eight affiliated entities under the trial revenue scheme is inappropriate, the business tax liabilities of our affiliated entities could increase and our affiliated entities may be subject to fines for tax underpayment, which may materially adversely affect our results of operations.
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
China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry. For example, under the provisions for administration of professional insurance agencies and brokerages adopted on September 18, 2009, insurance agencies and brokerage companies are required to increase their guaranty deposit, which generally cannot be withdrawn without the CIRC’s approval, when they open any new branches. Furthermore, pursuant to the provisions, the minimum registered capital requirements for insurance agencies, brokerages and claims adjusting firms have been increased substantially. See “Item 4. Information on the Company—B. Business Overview—Regulation.” Insurance agencies, brokerages and claims adjusting firms that have been established before October 1, 2009 will be given a three-year phase-in period until October 1, 2012 to meet the new minimum registered capital requirement. Such increase would reduce the amount of cash available for other business purposes. In addition, according to the Insurance Law amended on February 28, 2009, sole-proprietor insurance agencies are now allowed. According to the Opinions on Improving Sales Agent Management System issued by the CIRC on September 20, 2010, insurance companies are encouraged to establish exclusive sales agencies or insurance sales companies and all types of capital, including foreign capital are encouraged to invest in large scale insurance agencies and insurance sales companies. These changes may lead to intensified competition among insurance agencies. Such development of regulations could materially and adversely affect our business and results of operations.
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
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2010. See “Item 15. Controls and Procedures.” However, there is no assurance that we will be able to maintain effective internal controls over financial reporting in the future. If we fail to do so, we may not be able to produce reliable financial reports and prevent fraud. Moreover, if we were not able to conclude that we have effective internal controls over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
We may face legal action by the former employers or principals of entrepreneurial agents who join our distribution and service network.
Competition for productive sales agents is intense within the Chinese insurance industry. When an entrepreneurial agent leaves his or her employer or principal to join our distribution and service network as our sales agent, we may face legal action by the former employer or principal of the entrepreneurial agent on the ground of unfair competition or breach of contract. As of the date of this annual report, there has been no such action filed or threatened against us. We cannot assure you that this will not happen in the future. Any such legal actions, regardless of merit, could be expensive and time-consuming and could divert resources and management’s attention from the operation of our business. If we were found liable in such a legal action, we might be required to pay substantial damages to the former employer or principal of the entrepreneurial agent, and our business reputation might be harmed. Moreover, the filing of such a legal action may discourage potential entrepreneurial agents from leaving their employers or principals, thus reducing the number of entrepreneurial agents we can recruit and potentially harming our growth prospects.
If we are unable to successfully expand into the consumer financial services and wealth management sectors, our business and results of operations may be adversely affected.
We have been expanding into new business areas to leverage our existing sales network, customer resources and operating platform so as to better serve our customers’ needs for insurance protection, financing and wealth management. For example, in October 2009, we acquired a non-controlling equity interest in Sincere Fame International Limited, or Sincere Fame, which owns 100% of the equity interest in China Financial Services Group Limited, or CFSG, a consumer credit brokerage company specializing in the distribution of personal loans and residential mortgage loans for commercial banks. This investment marked our expansion into the consumer financial services sector. In November 2010, we formed a joint venture, Fanhua Puyi Investment Management Co., Ltd., or Fanhua Puyi, with Shanghai Puyi Investment Consulting Co., Limited, or Shanghai Puyi, and Chengdu Ronghai Investment Co., Ltd., or Chengdu Ronghai, to engage in independent investment research and wealth management services. CNinsure, Shanghai Puyi and Chengdu Ronghai hold 19.48%, 44.61% and 35.91%, respectively, of the equity interest of Fanhua Puyi. We plan to continue our expansion in these areas in the future. However, our efforts to develop these new businesses may not be successful or yield the benefits that we anticipate due to our limited experience in distributing non-insurance related financial services and products. In addition, our expansion may subject us to risks associated with operating in the consumer financial services and wealth management sectors in China, including but not limited to, changes in monetary or industry policies and other economic measures that may affect our cooperation with financial institutions and their product supply, as well as competition from other consumer credit brokerage companies and other financial services companies that offer wealth management products. Currently, changes in regulations for the consumer credit brokerage and wealth management sectors may impose burdensome approval, licensing or other requirements on CFSG and its affiliated subsidiaries and Puyi. Any failure to successfully identify, execute and integrate acquisitions, investments, joint ventures and alliances as part of our expansion into the consumer financial services sector may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.

If our investment in e-commerce platform is not successful, our business and results of operations may be adversely affected.
We recently decided to build an e-commerce platform to distribute commodity-type insurance products, such as auto insurance, accident insurance and travel insurance. On November 1 2010, we completed the acquisition of a majority equity interest in InsCom Holding Limited, or InsCom Holding, which beneficially owns 100% of the equity interest in Shenzhen InsCom E-commerce Co., Ltd., or Shenzhen InsCom, a leading independent online insurance service provider in China. See “Item 4. Information on the Company—History and Development of the Company—Principal Transactions — Acquisition of InsCom Holding”. We intend to devote significant investments in the construction of the IT infrastructure and call center related to the e-commerce insurance platform and in marketing to build brand awareness in the next few years. However, our efforts to develop this new business may not be successful or yield the benefits that we anticipate due to our limited experience in online insurance distribution business. In addition, our expansion may depend on a number of factors, many of which are beyond our control, including but not limited to:
•	The effectiveness of our marketing campaign to build brand recognition among consumers and our ability to attract and retain customers;
•	The acceptance of third party e-commerce platform as an effective channel for underwriters to distribute their insurance products;
•	Public concerns over security of e-commerce transactions and confidentiality of information;
•
Increased competition from insurance companies which directly sell insurance products through their own websites and call centers, portal websites which provide insurance product information and links to insurance companies’ websites and other professional insurance intermediary companies which may launch independent online insurance distribution in the future; and

•	Further development and changes in applicable rules and regulations which may increase our operating costs and expenses, impede the execution of our business plan or change the competitive landscape.
Since online insurance distribution has emerged only recently in China and is evolving rapidly, the PRC government has not adopted a unified regulatory framework governing the sector. The CIRC has recently circulated a consultation paper for opinions on the provisional regulations with respect to the internet insurance business. This regulation may introduce higher barriers for insurance companies, business entities that distribute insurance products on an ancillary basis, and professional insurance intermediaries to enter into this sector. For example, online insurance distribution licenses may only be granted to those that are able to meet certain criteria in internal control, organizational structure and technologic competence and have obtained nation-wide operating licenses. However, the development and implementation of the regulation involves uncertainty.
Any failure to successfully identify the risks as part of our expansion into the online insurance distribution business may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.
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

If we are unable to respond in a timely and cost-effective manner to rapid technological change in the insurance intermediary industry, it may result in an adverse effect.
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
PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance intermediary companies. We conduct our operations in China principally through contractual arrangements among our PRC affiliated subsidiaries (Guangdong Meidiya Investment Co., Ltd., or Meidiya Investment, Sichuan Yihe Investment Co., Ltd., or Yihe Investment, Shenzhen Xinbao Investment Management Co., Ltd., or Xinbao Investment), and the individual shareholders and the subsidiaries of Meidiya Investment, Yihe Investment and Xinbao investment. Meidiya Investment, Yihe Investment and Xinbao Investment together, directly or indirectly, held equity interests ranging from 51% to 100% in 39 agencies, three brokerage companies, three claims adjusting firms and one online insurance service company as of April 8, 2011. These wholly and majority-owned subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment hold the licenses and permits necessary to conduct our insurance intermediary business in China.
Our contractual arrangements with Meidiya Investment, Yihe Investment, Xinbao Investment, their shareholders and their subsidiaries enable us to:
•	exercise effective control over Meidiya Investment, Yihe Investment, Xinbao Investment and their subsidiaries;
•
receive a substantial portion of the economic benefits of the subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment in consideration for the services provided by our wholly-owned subsidiaries in China; and

•
have an exclusive option to purchase all or part of the equity interests in each of Meidiya Investment, Yihe Investment, Xinbao Investment and their subsidiaries when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Meidiya Investment, Yihe Investment, Xinbao Investment and their subsidiaries and have consolidated them into our consolidated financial statements. If we, our PRC subsidiaries, Meidiya Investment, Yihe Investment, Xinbao Investment or any of the existing and future subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the CIRC, will have broad discretion in dealing with such violations, including:
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
We rely principally on contractual arrangements with Meidiya Investment, Yihe Investment, Xinbao Investment and their subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.
PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance intermediary companies. Although on August 26, 2010, the CIRC released a Circular on the Cancellation of the Fifth Batch of Administrative Approval Items, pursuant to which foreign ownership in a professional insurance intermediary in excess of 25%, for which prior approval was previously required, is required to be filed with relevant authorities only, there remains uncertainty regarding the interpretation and implementation of the regulation and its Implementation Rules and it is uncertain whether we will succeed in obtaining direct ownership in our PRC affiliated subsidiaries. We have relied principally and expect to continue to rely on contractual arrangements with our PRC consolidated affiliated entities, Meidiya Investment, Yihe Investment, Xinbao Investment and their subsidiaries and individual shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective in providing us with control over Meidiya Investment, Yihe Investment and Xinbao Investment and their subsidiaries as direct ownership.
If we had direct controlling ownership of Meidiya Investment, Yihe Investment, Xinbao Investment and their subsidiaries, we would be able to exercise our rights as a controlling shareholder to effect changes in the board of directors of Meidiya Investment, Yihe Investment, Xinbao Investment and their subsidiaries, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if Meidiya Investment, Yihe Investment, Xinbao Investment or any of their subsidiaries and shareholders fails to perform its or his obligations under these contractual arrangements, we may have to incur substantial costs and other resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Meidiya Investment, Yihe Investment and Xinbao Investment were to refuse to transfer their equity interest in Meidiya Investment, Yihe Investment and Xinbao Investment to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations.

All of our contractual arrangements with Meidiya Investment, Yihe Investment, Xinbao Investment and their subsidiaries and individual shareholders are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected.
The individual shareholders of Meidiya Investment, Yihe Investment and Xinbao Investment may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
Two individual shareholders, Mr. Qiuping Lai and Mr. Peng Ge, collectively hold 80% of the equity interest in each of Meidiya Investment and Yihe Investment and two individual shareholders, Mr. Chunling Wang and Mr. Yuan Tian, collectively hold 100% of the equity interest in Xinbao Investment. Conflicts of interest may arise between the dual roles of Mr. Lai, Mr. Ge, Mr. Wang and Mr. Tian as a shareholder of our consolidated affiliated entities and as an executive officer of our company. We do not have existing arrangements to address these potential conflicts of interest and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor.
Contractual arrangements we have entered into with the subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.
Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our subsidiaries and the subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment are not on an arm’s-length basis and adjust the income of the subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment, which could in turn increase their respective tax liabilities. Moreover, the PRC tax authorities may impose penalties on our consolidated affiliated entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected by the occurrence of any of the foregoing.
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
Any loans we make to any of our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (formerly known as Haidileji Enterprise Image Planning (Shenzhen) Co., Ltd.), or Zhonglian Enterprise, and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (formerly known as Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.), or Xinlian Information, and Ying Si Kang Information Technology (Shenzhen) Co., Ltd., or Ying Si Kang Information, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK$336.0 million (US$43.2 million) in foreign debts as of April 8, 2011. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

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
Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, the PRC government still owns a substantial portion of productive assets in China. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Actions and policies of the PRC government could materially affect our ability to operate our business.

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
We are a holding company, and we rely principally on dividends from our subsidiaries in China and service, license and other fees paid to our subsidiaries by our consolidated affiliated entities for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. As of December 31, 2010, the total retained earnings of our PRC subsidiaries available for dividend distributions were RMB1.1 billion (US$161.9 million). Furthermore, if our subsidiaries and consolidated affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and consolidated affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.
The SAFE issued a public notice in October 2005, commonly known in China as “SAFE Circular 75,” requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China, referred to in the notice as an “offshore special purpose company,” for the purpose of raising capital backed by assets or equities of PRC companies. PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Foreign Exchange Registration of Offshore Investment by PRC Residents.”
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
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately more than 20% appreciation of the RMB against the U.S. dollar over the following five years. However, under the current global financial and economic conditions, it is impossible to predict with any certainty how the RMB will move vis-à-vis the U.S. dollar in the near future.
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
As of April 8, 2011, our executive officers, directors and principal shareholders beneficially owned approximately 46.9% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other noncontrolling shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
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
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, because Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action specific to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
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
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2010. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use any cash we generate from our operations or raise in any offering. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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
In December 2005, an entity affiliated with CDH Growth Capital Holdings Company Limited, or CDH Growth Capital Holdings, a private equity firm, subscribed for approximately 26.4% of the equity interests in CISG Holdings. Through CDH China Holdings Management Company Limited, or CDH Investment, we commenced our life insurance business by acquiring controlling interests in three insurance agencies in Sichuan, Hebei and Fujian and further expanded our operation by establishing four insurance agencies in Shandong, Hunan, Shenzhen and Shanghai in 2006. We established one insurance agency in Fujian and one insurance brokerage in Guangdong in early 2007.
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
On July 14, 2010, we completed a follow-on public offering of 4,600,000 ADSs, each representing 20 ordinary shares. We received net proceeds of approximately US$109.7 million, after deducting underwriting discounts and commissions and offering expenses payable by the Company.
From the completion of our initial public offering to April 8, 2011, we further expanded our service offerings to include claims adjusting services and certain consumer financial products and services, and extended our distribution and service network both organically and through acquisitions. As of April 8, 2011, we, through our consolidated affiliated entities, directly or indirectly, owned majority interests in the range of 51% to 100% of 39 agencies, three brokerage companies, three claims adjusting firms and one online insurance service company. We also own 18.16% equity interest in a consumer credit brokerage company and 19.48% equity interest in a wealth management service company. The following table sets forth detailed information of the entities we acquired or established in China between January 1, 2010 and April 8, 2011:

		% of Equity
		Interests
Date of Acquisition(1)	Name of Established or Acquired	Attributable to	Main Insurance Products Distributed	Location
or Establishment(2)	Company	Us	or Services Provided	(Province)
January 1, 2010(1)	Hebei Fanlian Insurance Agency Co., Ltd.	51%	Distribution of property and casualty insurance products	Hebei
January 1, 2010(1)	Litian Zhuoyue Software (Beijing) Co., Ltd.	100%	Operating platform management and maintenance	Beijing
March 30, 2010(1)	Fujian Fanhua Investment Co., Ltd. (3)	45%	Holding Company	Fujian
April 1, 2010(1)	Shandong Fanhua Mintai Insurance Agency Co., Ltd.	51%	Distribution of property and casualty insurance products	Shandong
April 1, 2010(1)	Ningbo Fanhua Baolian Insurance Agency Co., Ltd.	51%	Distribution of property and casualty insurance products	Zhejiang
October 1, 2010(1)	Shenyang Fangda Insurance Agency Co., Ltd.	51%	Distribution of property and casualty insurance products	Liaoning
November 1, 2010(1)	Shenzhen InsCom E-commerce Co., Ltd (4)	65.1%	Distribution of insurance products online	Guangdong
November 19, 2010(2)	Fanhua Puyi Investment Management Co., Ltd.	19.48%	Offering wealth management services	Sichuan
February 17, 2011(2)	Fanhua Lianxing Insurance Sales Co., Ltd.	100%	Distribution of life insurance products	Beijing
March 2, 2011(2)	Shenzhen Bangbang Auto Services Co., Ltd.	100%	Automobile services	Guangdong

(1)	Refers to the date on which we acquired and began to consolidate the acquired entity.

(2)	Refers to the date on which we obtained business licenses for the newly established company.

(3)	We acquired additional 45% equity interests in Fujian Fanhua Investment Co., Ltd. in which we previously held 55% equity interests.

(4)	As of November 1, 2010, we held 65.1% of the equity interest in InsCom Holding, which beneficially owned 100% of the equity interest in Shenzhen InsCom.

Our principal executive offices are located at 22/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China. Our telephone number at this address is +86-20-6122-2777. Our registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our board of directors may from time to time decide. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
Principal Transactions
Acquisition of InsCom Holding
In July 2010, CISG Holdings, our wholly owned subsidiary incorporated in the British Virgin Islands, entered into a Subscription and Shares Purchase and Shareholders Agreement, or the First Agreement, with Apollo & Muse Holding Ltd., or Apollo, and Clever Star Holdings Ltd., or CSH, the then two existing shareholders of InsCom Holding, a company incorporated in British Virgin Islands which beneficially owns 100% of the equity interest in Shenzhen InsCom, a limited liability company incorporated in the PRC. Under the First Agreement, Apollo agreed to sell its 6,588 ordinary shares of InsCom Holding to CISG Holdings at a consideration of RMB84,000,000 (US$12.7 million). According to the First Agreement, Apollo and CSH guaranteed that InsCom Holding shall have a book value of net cash asset of not less than RMB10,000,000 or the equivalent in U.S. dollars as of the date of completion of the First Agreement.
We subsequently undertook a restructuring by transferring the beneficial equity interests in six PRC affiliated companies, Henan Fanhua Anlian Insurance Agency Co., Ltd., Hangzhou Fanhua Zhixin Insurance Agency Co., Ltd., Tianjin Fanhua Xianghe Insurance Agency Co., Ltd., Fujiang Fanhua Guoxin Insurance Agency Co., Ltd., Changsha Lianyi Insurance Agency Co., Ltd. and Ningbo Baolian Insurance Agency Co., Ltd., held by CISG Holdings to Ying Si Kang Information, a wholly owned subsidiary of InsCom Holding incorporated in the PRC, or its associated companies in the PRC. In November 2010, CISG Holdings completed the transfer of its beneficial equity interests in five of the aforesaid six PRC companies to Xinbao Investment, an affiliated entity of Ying Si Kang Information. The equity transfer for the remaining PRC company is expected to be completed in the second quarter of 2011.
Pursuant to the First Agreement, Apollo and CSH agreed on net profit targets of InsCom Holding in 2011, 2012 and 2013. Due to changes in the growth strategy for our e-commerce insurance business, a Supplemental Subscription and Shares Purchase and Shareholders Agreement was entered into in April 2011, pursuant to which the exact net profit targets are under negotiation and shall be determined by December 31, 2011. If no agreement is reached by December 31, 2011, then the net profit targets in 2011, 2012 and 2013 shall be RMB102,600,000, RMB136,300,000 and RMB170,200,000, respectively. In the event that InsCom Holding fails to fulfill the net profit target in any single year, CISG Holdings shall have the right to demand Apollo to pay to CISG Holdings a compensation equivalent to such portion of net profit that falls short of the target for that particular year. However, the aggregate compensation for these three years shall not in any event exceed the total amount of RMB84,000,000 (US$12.7 million). In the event that the net profit of InsCom Holding in any single year between 2011 and 2013 is less than 70% of the target, CISG Holdings shall have the right to demand CSH in any of such year to transfer such number of shares constituting 3% of the entire issued share capital of InsCom Holding at a nominal consideration of US$1.00 to CISG Holdings. However, the aggregate transferred shares shall not exceed 9% of the entire issued share capital of InsCom Holding at a nominal consideration of US$3.00 if the net profit for all three years is less than 70% of the target.
Under the First Agreement, upon completion of the equity transfer, the board of directors of InsCom Holding will consist of three members, two of whom will be appointed by CISG Holdings and the other by Apollo. Constitution of the board of directors of each of the subsidiaries shall be the same as InsCom Holding and all directors shall be appointed as directors of the subsidiaries unless otherwise agreed by InsCom Holding. CISG Holdings has the right to select the CFO and the relevant executive officers handling the finance and accounts of InsCom Holding. CISG Holdings agreed that if there are no capital raising events, such as an initial public offering or a sale of the majority of assets to an unrelated third party, within three years from the completion of the First Agreement, each of Apollo and two other shareholders, Wang Strategic Capital Partners (II) Limited, or WSCP, an exempted limited liability company incorporated under the laws of the Cayman Islands, and Harbor Pacific Capital Partners I, LP, or HPC, an exempted limited partnership registered in the Cayman Islands, shall have the right and option to put to our chairman and require our chairman to purchase or to cause any of his affiliates or to procure any third party to purchase all of the shares held by Apollo and those two shareholders at a specific price.
In October 2010, Apollo and CSH entered into a Subscription and Share Purchase Agreement, or the Second Agreement, with WSCP and HPC. Under the Second Agreement, Apollo agreed to sell 230 ordinary shares in InsCom Holding to WSCP and HPC at a consideration of RMB23,000,000 (US$3.5 million), and WSCP and HPC agreed to subscribe for an aggregate of 120 ordinary shares of InsCom Holding at a consideration of RMB12,000,000 (US$1.8 million).

Concurrently with the execution of the Second Agreement, CISG Holdings, Apollo, CSH, WSCP and HPC entered into a Deed of Adherence, or the Deed, which was made subject to the terms and conditions of the First Agreement. Pursuant to the Deed,WSCP and HPC agreed to perform, assume, comply with and be bound by all the terms, covenants, obligations and provisions in the First Agreement as if WSCP and HPC were original parties to the First Agreement. Specifically, WSCP and HPC will have the same rights and obligations as CSH under the First Agreement. The parties to the Deed agreed to establish a strategic committee under the supervision of the board of directors of InsCom Holding. Unless otherwise agreed by CISG Holdings, the strategic committee shall consist of six committee members of whom four shall be appointed by CISG Holdings, one shall be appointed by Apollo and one shall be appointed by WSCP and HPC.
The First Agreement, the Second Agreement and the Deed were executed on and before November 1, 2010.
In March 2011, we announced our plan to expedite expansion into the e-commerce insurance business, which may significantly affect the achievement of the original net profit targets of InsCom Holding, the holding company of our e-commerce insurance business, for 2011, 2012 and 2013 as agreed by Apollo and CSH pursuant to the First Agreement. As such, we are in the process of renegotiating the net profit targets.
Sale of Datong
We started our life insurance distribution business by building a Life Insurance Business Unit in 2006 and established Datong Life Business Unit in 2008 by acquiring 55% stake in Beijing Fanhua Datong Investment Management Cop., Ltd., or Datong. The remaining 45% of Datong is held by Mr. Keping Lin, or Mr. Lin. Over the past two years, both of our life insurance business units have achieved astonishing growth. However, the difference in the two business units’ business philosophies and corporate cultures has been increasingly presenting challenges to us in resources allocation. Therefore, in order to avoid potential internal friction and streamline our business structure for more effective management and resources allocation, we decided to sell all the equity interest we held in Datong.
In December 2010, we executed a share subscription agreement with Datong International Holdings Limited, or Datong International, incorporated in Cayman Island, Mr. Lin, other founders and Winner Sight Global Limited, or Winner Sight, an affiliated entity of Warburg Pincus LLC incorporated under the laws of the British Virgin Islands, pursuant to which CISG Holdings subscribed for 513,333,767 Class B ordinary shares, representing 54% ownership of Datong International for US$981,946. Mr. Lin and Winner Sight owned the remaining 45% and 1% of Datong International, respectively.
As PRC regulations require the shareholders of the offshore acquirer to register with relevant PRC government authorities and obtain their approval for the purchase. Mr. Lin, Winner Sight and the Company respectively registered with the PRC regulators as shareholders of Datong International in January 2011 and received all necessary approval in February 2011. In March 2011, the Company entered into an agreement to sell its 54% in Datong International to Winner Sight. As a result, our liability of the initial purchase amount of $981,946 for subscription to Datong International has been transferred to Winner Sight. Concurrently, we executed an agreement to sell our 55% interest in Datong to Beijing Min Si Lian Hua Investment Management Co., Ltd., or Min Si LianHua a subsidiary of Datong International resulting in Winner Sight being the ultimate owner of 55% of Datong as of March 2011. In addition, Mr. Lin and Datong Investment agreed to pay a cash dividend of RMB10 million exclusively to us and we agreed to return to Mr. Lin the remaining amount of the security deposit held by us that was originally paid by Mr. Lin as part of the contingent consideration in relation to our 2008 acquisition of Datong.
As of December 31, 2010, we did not believe that the sale of Datong was probable within one year as there existed significant uncertainties relating to the terms of the sale and the conditions precedent to the consummation of the sale at that time. As such, the assets of Datong remained classified as held for use as of December 31, 2010.
B. Business Overview
We are a leading independent insurance intermediary company operating in China. With 46,038 sales professionals, 1,367 claims adjustors and 533 sales and service outlets operating in 23 provinces as of April 8, 2011, our distribution and service network reaches some of China’s most economically developed regions and some of the most affluent cities in China, such as Beijing, Shanghai, Guangzhou and Shenzhen.

As an insurance intermediary company, we do not assume underwriting risks. Instead, we distribute to customers in China a wide variety of property, casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China and provide insurance claims adjusting services, such as damage assessment, survey, authentication and loss estimation. We also provide certain value-added services, such as 24-hour emergency services in select cities and assistance with claim settlement, to our customers—individuals and institutions that purchase insurance products through us. In addition, we provide information about potential customers to insurance companies, which then sell insurance products to them, either directly or through our affiliated insurance intermediaries. We are compensated for our services primarily by commissions and fees paid by insurance companies, typically based on a percentage of the premium paid by the insured or a percentage of the amount recovered from insurance companies. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. Furthermore, we offer certain consumer financial products and services and wealth management services through a consumer credit brokerage company and a wealth management company in which we hold noncontrolling interests.
As of April 8, 2011, we had one affiliated online insurance service company and 45 affiliated insurance intermediary companies in the PRC, of which 39 are insurance agencies, three are insurance brokerages and three are insurance adjusting firms. We also own 18.16% of the equity interest in a consumer credit brokerage company and 19.48% of the equity interest in a wealth management service company. According to the Insurance Intermediary Market Development Report for 2010 published by the CIRC, our affiliates included:
•	nine of China’s top 20 insurance agencies, accounting for approximately 11.96% of total insurance agency revenue in China in 2010;
•	one of China’s top 20 insurance brokerage, accounting for approximately 0.9% of total insurance brokerage revenue in China in 2010; and
•	two of China’s top 20 insurance claims adjusting firms, accounting for approximately 14.94% of total claims adjusting firm revenue in China in 2010.
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
Products and Services
We market and sell to our customers’ two broad categories of insurance products: property and casualty insurance products and life insurance products, both focused on meeting the insurance needs of individuals. The insurance products we sell are underwritten by some of the leading insurance companies in China. We also provide insurance claims adjusting services to both insurance companies and the insured as well as certain value-added services to our customers in conjunction with distributing automobile insurance products. In addition, in October 2009, we acquired a noncontrolling equity interest in CFSG, a consumer credit brokerage company specialized in distributing personal loans and residential mortgage loans for commercial banks. This acquisition marked our expansion into the consumer financial services sector. In November 2010, we established Fanhua Puyi to offer independent investment research and wealth management services to both institutions and individuals.
Property and Casualty Insurance Products
Our main property and casualty insurance products are automobile insurance. In addition, we also offer individual accident insurance, commercial property insurance, and construction insurance products. Total net revenues from property and casualty insurance products accounted for 55.3% of our total net revenue in 2010. The property and casualty insurance products we distribute can be further classified into the following categories:
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

The property and casualty insurance products we distributed in 2010 were primarily underwritten by PICC, CPIC, Ping An, Tian Ping Auto Insurance Co., Ltd. and Alltrust Insurance Co., Ltd.
Life Insurance Products
The life insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below. Total net revenues from life insurance products accounted for 32.8% of our total net revenues in 2010.
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

In addition to the periodic premium payment schedules described above, most of the individual life insurance products we distribute also allow the insured to choose to make a single, lump-sum premium payment at the beginning of the policy term. If a periodic payment schedule is adopted by the insured, a life insurance policy can generate periodic payment of fixed premiums to the insurance company for a specified period of time. This means that once we sell a life insurance policy with a periodic premium payment schedule, we will be able to derive commission and fee income from that policy for an extended period of time, sometimes up to 25 years. Because of this attractive feature and the expected sustained growth of life insurance sales in China, we have focused significant resources since 2006 on developing our capability to distribute individual life insurance products with periodic payment schedules. We expect that sales of life insurance products will become an important source of our revenue in the next several years. The life insurance products we distributed in 2010 were primarily underwritten by AVIVA-COFCO, Sino Life., Minsheng Life Insurance Co., Ltd., Huaxia Life Insurance Co., Ltd. and Sinatay Life Insurance Co., Ltd.
Insurance Claims Adjusting Services
In 2010, total net revenues from claims adjusting services accounted for 11.9% of our total net revenue. We offer the following insurance claims adjusting services:
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

We are compensated primarily by insurance companies for our claims adjusting services, which we provide on behalf of insurance companies. The fees we receive are calculated based on the types of insurance involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For automobile insurance, our fees are generally fixed and the amounts collected are based on the types of services provided. In 2010, we primarily provided claims adjusting services to PICC, Ping An, CPIC, Tian Ping Auto Insurance Co., Ltd. and Bank of China Insurance Company Limited.
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
In addition, we also distribute mortgage loan, re-mortgage loan, homeowner loan and auto loan through CFSG, a consumer credit brokerage company in which we hold noncontrolling interests, and offer independent investment research and wealth management services to both institutions and individuals through Fanhua Puyi, a joint venture which we established in November 2010.
Entrepreneurial Agent Program
In recent years, some entrepreneurial management staff and senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent. We call these individuals “entrepreneurial agents.” We have designed and implemented a comprehensive program to attract and retain productive entrepreneurial agents. Under this program, only entrepreneurial agents who meet specific professional criteria and successfully pass a six-month trial period will be formally admitted to our distribution and service network, and only those who continue to meet specified performance standards will be allowed to remain in our network. In addition to cash compensation, these entrepreneurial agents also have the opportunity to participate in the equity of our business. We believe that our entrepreneurial agent program provides productive entrepreneurial agents a strong incentive to grow their business within our network and enables us to grow our sales force with productive, motivated professionals. As of April 8, 2011, we had 389 entrepreneurial sales teams in our network, excluding those of Datong which was sold on March 25, 2011.

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
Distribution and Service Network and Marketing
Since our establishment in 1998, we have built a distribution and service network that, as of April 8, 2011, consisted of 39 insurance agencies, three insurance brokerages, three claims adjusting firms and one online insurance service company, with 533 sales and service outlets, 45,914 registered sales agents, 124 in-house sales representatives and 1,367 in-house claims adjustors. Our distribution and service network covers 23 provinces and reaches some of the most economically developed regions in China and some of the wealthiest Chinese cities, such as Beijing, Shanghai, Guangzhou and Shenzhen.

The following table sets forth some additional information of our distribution and service network as of April 8, 2011, broken down by provinces:

		Number of
	Number of Sales and	In-house Sales	Number of Sales	Number of In-house
Province	Service Outlets(1)	Representatives	Agents(1)	Adjustors
Guangdong	115	114	8,325	689
Hebei	123	—	7,928	102
Shandong	28	—	7,895	11
Sichuan	61	—	4,750	94
Beijing	17	10	3,311	8
Hunan	14	—	2,915	10
Fujian	32	—	2,301	5
Henan	15	—	2,105	7
Zhejiang	30	—	1,541	41
Liaoning	33	—	1,393	74
Jiangsu	12	—	1,127	28
Jiangxi	11	—	657	5
Hubei	12	—	607	14
Tianjin	4	—	424	18
Jilin	2	—	356	—
Shanghai	10	—	279	162
Yunnan	4	—	—	47
Shaanxi	1	—	—	9
Hainan	2	—	—	12
Guangxi	2	—	—	8
Anhui	2	—	—	8
Chongqing	1	—	—	1
Guizhou	2	—	—	14

Total	533	124	45,914	1,367

(1)	Excludes 124 sales outlets and 6,412 sales agents of Datong as of the date of disposal on March 25, 2011.
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
Customers
We sell automobile insurance, individual accident insurance and homeowner insurance products primarily to individual customers. We sell commercial property insurance, cargo insurance, hull insurance, liability insurance and construction insurance products to institutional customers. Customers for the life insurance products we distribute are primarily individuals under 50 years of age. For the year ended December 31, 2010, no single customer accounted for more than 3% of our net revenues.
Since our establishment in 1998, we have built a database of more than one million individuals, who originally were members of our automobile association. Using information contained in this database, our sales agents contact potential customers with our target demographics on a regular basis. In addition, we had approximately 1.6 million customers, including approximately 1.3 million customers who bought property and casualty insurance products from us and approximately 0.3 million customers who bought life insurance products from us in 2010. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referral and cross-selling opportunities.
We offer insurance adjusting services primarily to insurance companies and to a lesser extent to the insured.
Insurance Company Partners
As of April 8, 2011, we had established business relationships with 59 insurance companies and one reinsurance company in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Historically, we have entered into and maintained business relationships with insurance companies at the local level. That is, our insurance agencies, brokerages and claims adjusting firms would enter into different contracts with different local branches of an insurance company that are located within their respective regions. The termination of a business relationship between one of our insurance agencies, brokerages or claims adjusting firms and a local branch of an insurance company generally would have no significant impact on the business relationships between our other insurance agencies, brokerages and claims adjusting firms and the other branches of the same insurance company. Since 2007, we have also sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of our various affiliated insurance agencies and brokerages located in different parts of the country. As a result of this effort, we have entered into contracts with 17 life insurance companies and 10 property and casualty insurance companies at the corporate headquarters level for the distribution of insurance products and outsourcing of claims adjusting services.

For the year ended December 31, 2010, our top five insurance company partners, after aggregating the business conducted between our insurance agencies and brokerages and the various local branches of the insurance companies, were PICC, CPIC, AVIVA-COFCO, Ping An and Sino Life. Among them, PICC, CPIC, AVIVA-COFCO and Ping An each accounted for more than 10% of our total net revenues from commissions and fees in 2010, with PICC accounting for 18.6%, CPIC accounting for 13.6%, AVIVA-COFCO accounting for 13.0% and Ping An accounting for 10.5%.
Competition
A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:
•
Professional insurance intermediaries. The professional insurance intermediary sector in China is at an early stage of development and highly fragmented, accounting for only 5.8% of the total insurance premiums generated in China in 2010. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion, including China Zhonghe Ltd. and HuaKang Financial Service Inc. We believe that we can compete effectively with these insurance intermediary companies because we have a longer operational history and over the years have assembled a strong and stable team of managers and sales professionals and built a unified operating platform. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

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

•
Entities that offer insurance products online. In recent years, domestic insurance companies, portal websites and professional insurance intermediaries have begun providing online shopping experience for consumers interested in purchasing insurance products. However, each of their insurance e-commerce operations has its own limitations. The insurance products offered on an insurance company’s website are usually confined to those under its own brand. Most portal websites provide separate product information with little comparison function and none of the professional insurance intermediaries that organize online product distribution has a nation-wide sales and service network to support after-sale service. We believe we can compete effectively with these business entities because our e-commerce insurance platform offers a broad range of insurance products underwritten by multiple insurance companies, price comparison for similar products and good after-sale services that are backed by our call center and nation-wide service network.

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

In addition to individual insurance products, we also distribute some commercial property and casualty insurance products. As a result, we also compete, to a lesser degree, with insurance intermediaries that focus on distribution of commercial property and casualty insurance products, such as large insurance brokerages backed by state-owned enterprises and major international insurance brokerage companies that have entered the Chinese market, including Marsh & McLennan Companies, Inc., Aon Corporation and Willis Group Holdings Limited. However, those insurance brokerages backed by state-owned enterprises tend to dominantly rely on business from their shareholders or affiliates while the businesses of the international insurance brokerage companies in China, lacking localized operations, are usually confined to the extension of their global businesses. We believe we can compete effectively with these business entities because our expertise and localized operations allow us to reach out to a broader customer base and better serve customers’ needs. In addition, we can leverage on our leading position in the distribution of individual insurance products, including our strong relationship with insurance companies, existing abundant customer resources and large distribution network, to rapidly develop our brokerage business.

According to the Insurance Intermediary Market Development Report for 2010 published by the CIRC, the top 20 insurance claims adjusting firms by revenues accounted for approximately 67.0% of the total revenues of all 305 insurance claims adjusting firms in China in 2010. Our affiliates include two of these top 20 insurance claims adjusting firms, contributing approximately 14.9% of total claims adjusting firm revenue in China in 2010. We compete primarily with the other major claims adjusting firms in China, particularly Min Taian Insurance Surveyors & Loss Adjusters Co., Ltd., or Min Taian. We believe that we can compete effectively with Min Taian and other major insurance claims adjusting firms because we offer our customers a diversified range of claims adjusting services covering property insurance, automobile insurance and marine and cargo insurance and are able to leverage the business relationships we have developed with insurance companies through the distribution of property and casualty insurance products.
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
Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in October 2007 under a PRC regulation adopted in August 2006. Based on advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. Any requirement to obtain prior CSRC approval and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.”
Regulations on Tax
PRC Enterprise Income Tax
The PRC EIT is calculated base on the taxable income determined under the PRC accounting standards and regulations, as well as the EIT law. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, a new EIT law which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the Implementation Rules which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform EIT rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain exceptions. Under the EIT Law, as further clarified by the Implementation Rules, the Transition Preferential Policy Circular and other related regulations, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them in the following manners: (i) in the case of preferential tax rates, for a five-year period starting from January 1, 2008, during which the tax rate will gradually increase to 25%; or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. However, if such an enterprise has not enjoyed the preferential treatments yet because of its failure to make a profit, its term for preferential treatment will be deemed to start from 2008. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC Enterprise Income Tax Law may increase the enterprise income tax rate applicable to some of our PRC subsidiaries and consolidated affiliated entities, which could have a material adverse effect on our result of operations.”
Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC EIT at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and management over the business, personnel, accounts and properties of an enterprise. Because substantially all of our operations and all of our senior management are located within China, we may be considered a PRC resident enterprise for EIT purposes, in which case: (i) we would be subject to the PRC EIT at the rate of 25% on our worldwide income; and (ii) dividends income received by us from our PRC subsidiaries, however, would be exempt from the PRC withholding tax since such income is exempted under the EIT Law for a PRC resident enterprise recipient. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”
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

As there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether any dividends to be distributed by us, if we are deemed a PRC resident enterprise, to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.”
B.     Organizational Structure
PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance intermediary companies. Accordingly, we conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, three PRC affiliated entities, Meidiya Investment, Yihe Investment, Xinbao Investment and their shareholders, and the subsidiaries of the three PRC affiliated entities.
Prior to March 2009, three individual shareholders, Mr. Jianguo Cui, Mr. Zhenyu Wang and Mr. Qiuping Lai held 24.67%, 26.40% and 48.93%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment. Mr. Cui and Mr. Wang were designated by our shareholders Cathay Auto Services Limited, or Cathay Auto, and CDH Inservice Limited, or CDH Inservice, respectively. Mr. Lai is our president and co-founder. In March 2009, Mr. Cui and Mr. Wang transferred all of their equity interests in Meidiya Investment and Yihe Investment to Mr. Peng Ge, our chief financial officer. After the completion of these transfers, Mr. Lai and Mr. Ge held 48.93% and 51.07%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment. Both individual shareholders are PRC citizens. After the completion of the transfers, we entered into a new set of contractual arrangements with Mr. Ge to replace the previous agreements entered into with Mr. Cui and Mr. Wang. In October 2010, Nanfeng Investment invested RMB5.0 million in Yihe Investment. In February 2011, Nanfeng Investment invested RMB1.5 million in Meidiya Investment. After the completion of the investment, Mr. Lai, Mr. Ge and Nanfeng Investment held 39.14%, 40.86% and 20.00%, respectively, of the equity interests in each of Yihe Investment and Meidiya Investment.
On November 1, 2010, Meidiya Investment transferred all of its equity interests in five of its subsidiaries, Changsha Lianyi Insurance Agency Co., Ltd., Ningbo Baolian Insurance Agency Co., Ltd., Hangzhou Fanhua Zhixin Insurance Agency Co., Ltd., Henan Fanhua Anlian Insurance Agency Co., Ltd., and Tianjing Fanhua Xianghe Insurance Agency Co., Ltd., to Xinbao Investment, and Fujian Fanhua Investment Co., Ltd. transferred all its equity interest in Fujian Fanhua Guoxing Insurance Agency Co., Ltd., to Xinbao Investment.
Two individual shareholders, Mr. Chunling Wang, our chief operating officer and head of our property and casualty insurance unit and Mr. Yuan Tian, vice president of our e-commerce insurance unit, held 95% and 5% respectively, of the equity interests in Xinbao Investment.
Meidiya Investment, Yihe Investment and Xinbao Investment together hold equity interests, directly or indirectly, ranging from 51% to 100% in 39 insurance agencies, three insurance brokerages, three insurance claims adjusting firms and one online insurance service company as of April 8, 2011. Most of the noncontrolling shareholders of the insurance intermediary companies majority-owned by Meidiya Investment, Yihe Investment and Xinbao Investment are founders of such company, entrepreneurial agents with whom we jointly set up such company or a venture capital firm which invests in start-up insurance agency companies. Most of those noncontrolling shareholders are in charge of the day-to-day operations of the companies in which they hold noncontrolling interests. The subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment hold the licenses and permits necessary to conduct our insurance intermediary business in China. We rely principally on contractual arrangements to control and derive economic benefit from these companies.
Our contractual arrangements with Meidiya Investment, Yihe Investment, Xinbao Investment, their shareholders and their subsidiaries enable us to:
•	exercise effective control over Meidiya Investment, Yihe Investment, Xinbao Investment and their subsidiaries;
•
receive a substantial portion of the economic benefits of the subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment in consideration for the services provided by our subsidiaries in China; and

•	have an exclusive option to purchase all or part of the equity interests in each of Meidiya Investment, Yihe Investment and Xinbao Investment when and to the extent permitted by PRC law.

The following diagram illustrates our corporate structure as of April 8, 2011:

(1)	Direct or indirect ownership attributable to Yihe Investment and Meidiya Investment.

(2)	Direct or indirect ownership attributable to Xinbao Investment.

(3)	The remaininig equity interest are held by one of our executive officers on behalf of our company.

For a complete listing of our subsidiaries and consolidated affiliated entities as of April 8, 2011, see Exhibit 8.1 to this annual report. The following is a summary of the key terms of our contractual arrangements with Meidiya Investment, Yihe Investment, Xinbao Investment, their shareholders and their subsidiaries.
Agreements that Provide Us Effective Control over Meidiya Investment, Yihe Investment, Xinbao Investment and Their Subsidiaries
Loan Agreements. Each of the original individual shareholders of Meidiya Investment, being Messrs. Lai, Wang and Cui, entered into a loan agreement on December 20, 2005 with our subsidiary Xinlian Information evidencing a zero interest loan granted to them. In connection with the transfer of their respective equity interests in Meidiya Investment to Mr. Ge, Mr. Cui and Mr. Wang each entered into a credit and liability transfer agreement with Mr. Ge on February 27, 2009 to transfer all of their rights and obligations under the loan agreements to Mr. Ge. After the execution of the credit and liability transfer agreements, the principal amounts of the loans to Mr. Lai and Mr. Ge were RMB2.9 million and RMB3.1 million, respectively, equal to their respective capital contributions to Meidiya Investment.
The term of the loan agreement is 10 years and may be extended upon written agreement of the parties, but it is not extended automatically. In the event that the loan is not renewed, then upon the expiration of its term and subject to then applicable PRC laws, the loan can be repaid only with the proceeds from the transfer of the individual shareholder’s equity interests in Meidiya Investment to Xinlian Information or another person designated by Xinlian Information. Xinlian Information may accelerate the loan repayment upon certain events, including if the individual shareholder quits or is dismissed or if Xinlian Information exercises its option to purchase the shareholder’s equity interests in Meidiya Investment pursuant to the exclusive equity purchase option agreement described below.
The loan agreement contains a number of covenants that restrict the actions the individual shareholder can take or cause Meidiya Investment to take, or that require the individual shareholder to take or cause Meidiya Investment to take specific actions. For example, these covenants provide that the individual shareholder will:
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

Each of the individual shareholders of Xinbao Investment, being Messrs. Wang and Tian, entered into a loan agreement on December 3, 2010 with our subsidiary Ying Si Kang Information in which we indirectly held 65.1% equity interest. The principal amounts of the zero-interest loans to Mr. Wang and Mr. Tian were RMB28,500 and RMB1,500, respectively, equal to their respective capital contributions to Xinbao Investment. The terms of the loan agreement are substantially similar to those in the loan agreements described above.
Equity Pledge Agreements. Pursuant to separate equity pledge agreements entered into by Mr. Lai on December 20, 2005 and by Mr. Ge on March 31, 2009, respectively, with Xinlian Information and Meidiya Investment, each individual shareholder of Meidiya Investment agreed to pledge his equity interests in Meidiya Investment to Xinlian Information to secure his obligations under the loan agreement with Xinlian Information. The individual shareholder also agreed not to transfer or create any encumbrance adverse to Xinlian Information on his equity interests in Meidiya Investment. During the term of the equity pledge agreement, Xinlian Information is entitled to all the dividends declared on the pledged equity interests. The equity pledge agreement will expire when the individual shareholder fully performed his obligations under the loan agreement. The equity pledges were recorded on the shareholders register of Meidiya Investment, and registered with the relevant local administration of industry and commerce. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely principally on contractual arrangements with Meidiya Investment, Yihe Investment, Xinbao Investment and their subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.”
Mr. Lai and Mr. Ge entered into separate equity pledge agreements on December 20, 2005 and March 31, 2009, respectively, with Xinlian Information and Yihe Investment to pledge their equity interests in Yihe Investment to Xinlian Information. These agreements are substantially similar to the equity pledge agreements described above.
Mr. Wang and Mr. Tian entered into separate equity pledge agreements on December 3, 2010 with Ying Si Kang Information and Xinbao Investment to pledge their equity interests in Xinbao Investment to Ying Si Kang Information. The agreements are substantially similar to the equity pledge agreements described above.
Irrevocable Power of Attorney. Mr. Lai and Mr. Ge, the current individual shareholders of Meidiya Investment and Yihe Investment, executed irrevocable powers of attorney on December 20, 2005 and March 31, 2009, respectively, appointing a person designated by Xinlian Information as his attorney-in-fact to vote on his behalf on all matters requiring shareholder approval. If Xinlian Information designates the shareholder to attend a shareholder’s meeting of Meidiya Investment or Yihe Investment, the individual shareholder agrees to vote his shares as instructed by Xinlian Information. The term of the power of attorney is ten years.
Mr. Wang and Mr. Tian, shareholders of Xinbao Investment, executed irrevocable powers of attorney on December 3, 2010, appointing a person designated by Ying Si Kang Information as his attorney-in-fact to vote on his behalf on all matters requiring shareholder approval. If Ying Si Kang Information designates the shareholder to attend a shareholder’s meeting of Xinbao Investment, the individual shareholder agrees to vote his shares as instructed by Ying Si Kang Information. The term of the power of attorney is ten years.
Agreements that Provide Us the Option to Purchase the Equity Interests in Meidiya Investment, Yihe Investment and Xinbao Investment
Exclusive Purchase Option Agreements. Pursuant to the exclusive purchase option agreements entered into by Mr. Lai on December 20, 2005 and by Mr. Ge on March 31, 2009, respectively, with Xinlian Information and Meidiya Investment, each individual shareholder irrevocably granted Xinlian Information an exclusive option to purchase part or all of his equity interests in Meidiya Investment, when and to the extent permitted by applicable PRC law. The purchase price to be paid by Xinlian Information will be equal to the amount of the individual shareholder’s actual capital contribution to Meidiya Investment, unless applicable PRC law requires otherwise. The actual capital contributions to Meidiya Investment by Mr. Lai and Mr. Ge were RMB2.9 million and RMB3.1 million, respectively. If applicable PRC law requires appraisals of the equity interests or has other restrictions on the transfer price, the purchase price will be the minimum price permitted under applicable PRC law. Under current applicable PRC law, if a foreign-invested enterprise, such as Xinlian Information, intends to acquire the equity interests in a domestic enterprise, such as Meidiya Investment or Yihe Investment, the transfer price must be determined based on appraisal conducted by a qualified domestic asset appraisal institution using internationally recognized appraisal methodology, and it is prohibited to transfer any equities at a price clearly lower than the result of the appraisal.

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
Mr. Wang and Mr. Tian entered into separate exclusive purchase option agreements on December 3, 2010 with Ying Si Kang Information and Xinbao Investment to irrevocably grant Ying Si Kang Information an exclusive option to purchase part or all of his equity interests in Xinbao Investment, when and to the extent permitted by applicable PRC law. These agreements are substantially similar to the exclusive purchase option agreements described above, except that the actual capital contributions to Xinbao Investment by Mr. Wang and Mr. Tian under these agreements were RMB28,500 and RMB1,500, respectively.
Agreements that Transfer Economic Benefits to Us
Consulting and Service Agreement. Pursuant to the consulting and service agreements entered into on various dates between our PRC subsidiary Zhonglian Enterprise and most of the insurance intermediary subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment, Zhonglian Enterprise agreed to grant the right to use the “Fanhua” brand and provide financial and tax consulting services and training services to each of the insurance intermediaries in exchange for fees payable quarterly calculated as a percentage of revenues of each insurance intermediary. The fees may be adjusted by agreement every quarter based on market condition and the business condition of each insurance intermediary company. Each of these agreements has an initial term of one year from the signing date and will be automatically renewed for one-year terms, unless Zhonglian Enterprise decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Zhonglian Enterprise, or by Zhonglian Enterprise with 30 days notice.
Pursuant to the consulting and service agreements, replacing the technology consulting and service agreements entered into on various dates since April 1, 2010, between our PRC subsidiary Xinlian Information and most of the insurance intermediary subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment, Xinlian Information agreed to provide training services and consulting and other services relating to IT platform and internal control compliance. In exchange, the insurance intermediary companies that are parties to these agreements each agree to pay a quarterly fee calculated primarily based on a percentage of the revenue generated by such company. The parties to each agreement also commit to negotiating adjustments to the fee level every three months by mutual agreement. Each of these agreements has an initial term of one year from the signing date, which will be automatically renewed for one-year terms unless Xinlian Information decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Xinlian Information, or by Xinlian Information with 30 days notice.
IT Platform Service Agreement. Pursuant to the IT platform service agreements entered into on various dates since April 1, 2010, between Litian Zhuoyue Software (Beijing) Co., Ltd, or Litian Zhuoyue, a subsidiary of Xinlian Information, and most of the insurance intermediary subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment, Litian Zhuoyue agreed to provide space for system operation and data storage, data maintenance, system security and efficiency maintenance, on-site support, software optimization and maintenance and other IT platform related services. In exchange, the insurance intermediary companies that are parties to these agreements each agree to pay a quarterly fee calculated primarily based on a percentage of the revenue generated by such company. The parties to each agreement also commit to negotiating adjustments to the fee level every three months by mutual agreement. Each of these agreements has an initial term of one year from the signing date, which will be automatically renewed for one-year terms unless Litian Zhuoyue decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Litian Zhuoyue, or by Litian Zhuoyue with 30 days notice.

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
In 2010, our affiliated insurance intermediary companies paid a total of RMB436.8 million (US$66.2 million) under the IT platform services agreements and consulting and service agreements to our subsidiaries, representing approximately 53.9% of the net revenues of these affiliated entities. Because of our contractual arrangements with the individual shareholders of Meidiya Investment, Yihe Investment and Xinbao Investment and their subsidiaries, we are the primary beneficiary of Meidiya Investment, Yihe Investment and Xinbao Investment and have consolidated them into our consolidated financial statements. Revenues generated by the subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment accounted for 92.9% of our total net revenues in 2010. The remainder of our total net revenues in 2010 came from one of our subsidiaries, which runs our operating platform, maintains our customer database and provides information about potential customers to insurance companies. The insurance companies paid fees to this subsidiary if the potential customers introduced by this subsidiary actually purchased insurance. In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:
•	the ownership structures of Meidiya Investment, Yihe Investment and Xinbao Investment, their subsidiaries and our subsidiaries in China comply with all existing PRC laws and regulations;
•
the contractual arrangements among our PRC subsidiaries, Meidiya Investment, Yihe Investment, Xinbao Investment, their individual shareholders and their subsidiaries governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•
the business operations of our PRC subsidiaries, Meidiya Investment, Yihe Investment and Xinbao Investment and their subsidiaries comply in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC insurance intermediary businesses do not comply with PRC government restrictions on foreign investment in the insurance intermediary industry, we could be subject to severe penalties including being prohibited from continuing operation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” However, to date we have not encountered any interference or encumbrance from the PRC government on account of operating our business through these agreements.
C.     Property, Plant and Equipment
Our headquarters are located in Guangzhou, China, where we lease approximately 2,383 square meters of office space. Our subsidiaries and consolidated affiliated entities lease approximately 109,605 square meters of office space. In 2010, our total rental expenses were RMB30.3 million (US$4.6 million).
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
The Overall Growth in Premiums of the Chinese Insurance Industry
The Chinese insurance industry has grown substantially in recent years. Between 2001 and 2010, total insurance premiums increased from RMB212 billion to RMB1,453 billion, representing a compound annual growth rate of 23.8%, according to data published by CIRC. We believe that certain macroeconomic and demographic factors, such as per capita GDP growth and aging of the population, have contributed to and will continue to drive the growth of the Chinese insurance industry.
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
Acquisitions
The professional insurance intermediary sector in China is still at an early development stage and highly fragmented. We believe this offers substantial opportunities for consolidation. We intend to grow our distribution and service network in part through selective acquisitions of high-quality independent insurance intermediary companies. Since 2008, we, through our consolidated affiliated entities in the PRC, acquired controlling interests in 17 insurance agencies which included Datong and its subsidiaries, one brokerage, four insurance claims adjusting firms and one online insurance service company as of April 8, 2011. We expect acquisitions to have a positive impact on our results of operations in the long run. However, acquisitions also involve significant risks and uncertainties. See “Item 3. Key Information—Risk Factors—D. Risks Related to Our Business and Our Industry— If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.” In addition, any write-down of goodwill due to impairment and the amortization of intangible assets acquired could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.”

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
Share-based Compensation Expenses
Our historical results of operations have been materially affected by the share-based compensation expenses incurred. In 2008, 2009 and 2010, we incurred share-based compensation expenses of RMB45.7 million, RMB7.6 million, and RMB22.2 million (US$3.4 million), respectively. See “Item 5. Operating and Financial Review and Prospects—Key Performance Indicators—Operating Costs and Expenses—Share-based Compensation Expenses” for a more detailed discussion of our historical share-based compensation expenses. In order to attract and retain the best personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business, we adopted a share incentive plan in October 2007. Under our 2007 share incentive plan, as amended and restated in December 2008, we may issue an aggregate number of our ordinary shares, equal to 15% of our total number of shares outstanding immediately after the closing of our initial public offering, to cover awards granted under the plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives—2007 Share Incentive Plan.” We expect that share-based compensation expenses will continue to be a significant component of our operating expenses.

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
Fee-based Revenue Scheme
In response to a consultation paper for opinions on the insurance sales system reform circulated by the CIRC in June 2009, we submitted a proposal to the CIRC in June 2009 with respect to our pilot experiment. See “Item 3. Key Information—D.—Risk Factors—Risks Related to our Business and Our Industry—The implementation of the insurance sales system reform involves substantial uncertainties and the fee-based revenue scheme adopted by several of our affiliated property and casualty insurance agencies may be subject to challenge by the PRC tax authorities.” Since the second quarter of 2009, several of our affiliated property and casualty insurance agencies have adopted a new fee-based revenue scheme on a trial basis. Under the new scheme, our affiliated subsidiaries earn fees by providing training and IT platforms to external insurance agents and accruing and paying business taxes and surcharges accordingly. We expect that the application of this new fee-based revenue scheme by an increase in the number of our affiliated subsidiaries would result in a decline in the growth of our net revenues. However, it would also have a positive impact on our overall gross margin.
Key Performance Indicators
Net Revenues
Our revenues are net of PRC business tax. In 2008, 2009 and 2010, we generated net revenues of RMB844.0 million, RMB1.2 billion and RMB1.5 billion (US$225.0 million), respectively. We derive net revenues from the following sources:
•	commissions and fees paid by insurance companies, which accounted for 99.9%, 99.9% and 99.96% of our net revenues for 2008, 2009 and 2010, respectively; and
•
other service fees, which refers to fees paid by insurance companies for certain insurance-related services provided by us to the insured on behalf of the insurance companies and accounted for 0.1%, 0.1% and 0.04% of our net revenues for 2008, 2009, and 2010, respectively.

In 2008, 2009 and 2010, we generated commissions and fees of RMB843.1 million, RMB1.2 billion and RMB1.5 billion (US$224.9 million), respectively. We derive commissions and fees from distributing property and casualty insurance and life insurance products and providing claims adjusting services.
Total Net Revenues
The following table sets forth our total net revenues earned from the distributions of property and casualty insurance and life insurance products and provision of claims adjusting services, both in absolute amount and as a percentage of total net revenues, for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Property and casualty insurance products	634,385	75.1	783,220	67.8	821,259	124,433	55.3
Life insurance products	120,565	14.3	230,961	20.0	486,676	73,739	32.8
Claims adjusting services	89,012	10.6	140,670	12.2	177,094	26,832	11.9

Total net revenues	843,962	100.0	1,154,851	100.0	1,485,029	225,004	100.0

Net revenues from property and casualty insurance products, in particular automobile insurance products, have been our primary source of revenue since our inception. While net revenues from property and casualty insurance products increased significantly in absolute amounts from 2008 to 2010, their share as a percentage of our total net revenues decreased gradually from 75.1% in 2008 to 55.3% in 2010, primarily reflecting the significant growth of our life insurance businesses during the corresponding period. As the per capita automobile ownership in China is still low, automobile sales in China still have significant growth potential. Therefore, we expect that automobile insurance products will continue to be a significant contributor to our total net revenues in the next several years.
We began distributing individual life insurance products in 2006. Net revenues from life insurance products increased significantly from 2008 to 2010, both in absolute amounts and as a percentage of our total net revenues earned. We have devoted significant efforts on the distribution of life insurance products and expect net revenues from life insurance products to constitute an increasingly significant portion of our total net revenues in the next several years.
We began providing claims adjusting services in 2008. Net revenues from claims adjusting services increased significantly from 2008 to 2010 in absolute amounts. As we continue to grow our claims adjusting business, we expect that net revenues from claims adjusting services will increase as a percentage of our total net revenues in the next few years.
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
Other Service Fees
In connection with the distribution of automobile insurance products, we provide some insurance-related services, such as driver’s license renewal and annual inspection for the insured. In 2008, 2009 and 2010, we generated other service fees of RMB0.9 million, RMB0.8 million and RMB0.6 million (US$0.1 million), respectively, for providing these services, which were included in net revenues from the distribution of property and casualty insurance products. We don’t expect other service fees to constitute a significant portion of our total net revenues in the future.

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

	Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	843,962	100.0	1,154,851	100.0	1,485,029	225,004	100.0

Operating costs and expenses:
Commissions and fees	(436,803)	(51.8)	(579,911)	(50.2)	(708,403)	(107,333)	(47.7)
Selling expenses	(17,328)	(2.1)	(49,498)	(4.3)	(73,567)	(11,147)	(4.9)
General and administrative expenses	(180,031)	(21.3)	(199,246)	(17.3)	(271,444)	(41,128)	(18.3)

Total operating costs and expenses	(634,162)	(75.2)	(828,655)	(71.8)	(1,053,414)	(159,608)	(70.9)

Commissions and Fees
We incur commissions and fees in connection with the distributions of insurance products and provisions of claims adjusting services. The commissions and fees that we incurred increased in absolute amounts each year from 2008 to 2010 primarily as a result of increase in net revenues and increase in the size of our sales force and claims adjustors. We rely mainly on individual sales agents and, to a much lesser degree, on a small number of in-house sales representatives for the distributions of insurance products. For claims adjusting services, we rely entirely on our in-house claims adjustors. Commissions and fees incurred as a percentage of net revenues decreased from 2008 to 2009, primarily as a result of the implementation of a fee-based revenues scheme beginning in the second quarter of 2009. Commissions and fees incurred as a percentage of net revenues further decreased from 2009 to 2010, primarily as a result of the implementation of the fee-based revenues scheme in three more affiliated insurance agencies in 2010 as compared with five affiliated insurance agencies in 2009. We anticipate that our commissions and fees will continue to increase as we add more sales agents and claims adjustors to our work force and further grow our business.
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
General and Administrative Expenses
Our general and administrative expenses principally comprise:
•	salaries and benefits for our administrative staff;
•	share-based compensation expenses for managerial and administrative staff;
•	professional fees paid for valuation, market research, legal and auditing services;
•	compliance-related expenses, including expenses for professional services;
•	depreciations and amortizations;

•	office rental expenses;
•	travel and telecommunications expenses;
•	entertainment expenses;
•	office supply expenses for our administrative staff;
•	foreign exchange loss; and
•	impairment loss.
We expect that our general and administrative expenses will increase as we hire additional administrative personnel and incur additional costs in connection with the expansion of our business, our efforts to improve our operating platform and our status as a publicly traded company, including costs to enhance our internal controls.
Share-based Compensation Expenses. Share-based compensation expenses constituted a smaller portion of our general and administrative expenses in 2009, but were one of the largest components of our general and administrative expenses in 2008 and 2010. In 2008, 2009 and 2010, we incurred share-based compensation only with respect to certain managerial and administrative staff and accordingly, allocated all share-based compensation expenses to general and administrative expenses. The following table sets forth our share-based compensation expenses, both in absolute amount and as a percentage of our general and administrative expenses, for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
General and administrative expenses	180,031	100.0	199,246	100.0	271,444	41,128	100.0
Share-based compensation expenses	45,659	25.4	7,553	3.8	22,211	3,365	8.2
Our share-based compensation expenses in 2010 were primarily attributable to options granted to various directors, officers and employees to purchase 48,000,000 ordinary shares in February 2010.
Our share-based compensation expenses in 2009 were primarily attributable to options granted to various directors, officers and employees to purchase 32,000,000 and 10,000,000 ordinary shares in November 2008 and March 2009, respectively.
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
Pursuant to a Notice of Preferential Policies of EIT, jointly issued by the PRC Ministry of Finance and the State Administration of Taxation on February 22, 2008, a newly established software enterprise was entitled to an exemption from EIT for the first two years and a 50% reduction of EIT for the following three years starting from the first profit-making year. One of our affiliated entities, Litian Zhuoyue, will be entitled to the tax holidays under this notice from 2010 until 2015.
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
Brokerage and agency services are considered to be rendered and completed, and revenue is recognized, at the time the insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. We believe that we have met all the four criteria of revenue recognition when the premiums are collected by us or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, we do not accrue any commissions and fees prior to the receipt of the related premiums. No allowance for cancellation has been recognized as we estimate that, based on our past experience, policy cancellations rarely occur. Any subsequent commission and fee adjustments in connection with policy cancellations, which have been de minimis to date, are recognized upon notification from the insurance companies. Actual commission and fee adjustments in connection with the cancellation of policies were approximately 0.1%, 0.1% and 0.1% of the total commission and fee revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Other service fees include revenue from the provision of certain insurance-related services, such as driver’s license renewal and annual surveys. We recognize this type of revenue when the services are rendered.
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
Impairment of Goodwill, Intangible Assets and Long-lived Assets
Goodwill and intangible assets with indefinite lives are required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that these assets might be impaired. If we determine that the carrying value of our goodwill or acquired intangible assets have been impaired, the carrying value will be written down.
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
We performed the first step of impairment assessment and noted that the total fair value of the segments was significantly higher than the aggregate carrying value of the reporting units. As such, we have not recognized any impairment charge on goodwill for the three-year period ended December 31, 2010. We are currently not aware of any impairment charge of the goodwill.
Amortizable intangible assets and long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge shall be recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Management performed impairment test for intangible assets and all long-lived assets as of December 31, 2010 and recognized an impairment loss of RMB4.6 million (US$0.7 million) in intangible assets as of December 31, 2010.
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
ASC subtopic 740-10 (“ASC 740-10”), Income taxes: Overall (Pre-Codification: FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109), on January 1, 2007. ASC 740-10 clarifies accounting for uncertainty in income taxes recognized in any entity’s financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than- not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.
Recent Accounting Pronouncements
In December 2010, Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclosure revenue and earnings of the combined entity as though the business combination(s) that occurred during the year had occurred as of the beginning of the comparable prior annual reporting only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters to business combinations that are material on an individual or aggregated basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010 and should be applied prospectively as of the date of adoption. Early adoption is permitted. The Group does not expect the adoption of this ASU to have any significant impact on its financial condition or result of operations.

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the Goodwill Impairment test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. For nonpublic entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2011. Early application for nonpublic entities is permitted; nonpublic entities that elect early application will use the same effective date as that for public entities. The Group does not expect the adoption of this ASU to have any significant impact on its financial condition or result of operations.
In April 2010, the FASB issued ASU 2010-13, Compensation — Stock Compensation (Topic 718); Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The objective of this ASU is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. Under Topic 718, awards of equity share options granted to an employee of an entity’s foreign operation that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be considered to contain a condition that is not a market, performance, or service condition. However, US GAAP do not specify whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades has a market, performance, or service condition. Diversity in practice has developed on the interpretation of whether such an award should be classified as a liability when the exercise price is not denominated in either the foreign operation’s functional currency or the currency in which the employee’s pay is denominated. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the current period in which the guidance is adopted. The Group does not expect the adoption of this ASU to have any significant impact on its financial condition or result of operations.

Results of Operations

	For the Year Ended December 31,
		2008 to 2009		2009 to 2010
		Percentage		Percentage
	2008	Change	2009	Change	2010
	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Operations Data
Net revenues:
Commissions and fees	843,107	36.9	1,154,090	28.6	1,484,389	224,907
Other service fees	855	(11.0)	761	(15.9)	640	97

Total net revenues	843,962	36.8	1,154,851	28.6	1,485,029	225,004

Operating costs and expenses:
Commissions and fees	(436,803)	32.8	(579,911)	22.2	(708,403)	(107,333)
Selling expenses	(17,328)	185.7	(49,498)	48.6	(73,567)	(11,147)
General and administrative expenses	(180,031)	10.7	(199,246)	36.2	(271,444)	(41,128)

Total operating costs and expenses	(634,162)	30.7	(828,655)	27.1	(1,053,414)	(159,608)

Income from operations	209,800	55.5	326,196	32.3	431,615	65,396
Other income (expense), net:
Gain on disposal of investment in a subsidiary	525	*	—	*	—	—
Investment income	—	*	18,905	118.2	41,244	6,249
Interest income	47,967	(30.6)	33,299	(19.1)	26,924	4,080
Interest expense	(95)	(95.8)	(4)	25.0	(5)	(1)
Others, net	(28)	5,128.6	1,408	(72.2)	391	59
Changes in fair value of contingent consideration payables	—	*	(5,946)	(100.0)	—	—

Net income before income taxes and income of affiliates	258,169	44.8	373,858	33.8	500,169	75,783
Income tax expense	(62,438)	53.1	(95,618)	1.2	(96,743)	(14,658)
Share of income of affiliates	135	473.3	774	1,567.18	12,904	1,955

Net income	195,866	42.5	279,014	49.22	416,330	63,080
Less: Net income (loss) attributable to the noncontrolling interests	4,129	(628.6)	(21,827)	(72.6)	(5,978)	(906)
Net income attributable to the CNinsure Inc.’s shareholders	191,737	56.9	300,841	40.4	422,308	63,986

*	Not meaningful for analysis because the percentage change is mathematically undeterminable or involves a change from income or benefit to loss or expense, or vice versa.
Year ended December 31, 2010 Compared to Year Ended December 31, 2009
Net Revenues. Our total net revenues increased by 28.6% from RMB1.2 billion in 2009 to RMB1.5 billion (US$225.0 million) in 2010 primarily as a result of:
•
a 4.9% increase from RMB783.2 million in 2009 to RMB821.3 million (US$124.4 million) in 2010 in commissions and fees and other service fees derived from the distributions of property and casualty insurance products;

•	a 110.7% increase from RMB231.0 million in 2009 to RMB486.7 million (US$73.7 million) in 2010 in commissions and fees derived from the distributions of life insurance products; and
•	a 25.9% increase from RMB140.7 million in 2009 to RMB177.1 million (US$26.8 million) in 2010 in commissions and fees derived from the provision of claims adjusting services.

These increases were primarily attributable to (i) enhanced sales marketing efforts with the number of sales agents increasing by 29.5% from 38,675 as of December 31, 2009 to 50,086 as of December 31, 2010 and the number of sales outlets increasing by 31.7% from 501 as of December 31, 2009 to 660 as of December 31, 2010; (ii) the increase in performance bonuses paid by life insurers as a result of growth in sales volume and more contracts entered into with life insurers at the corporate headquarter level; and (iii) the acquisitions of controlling interests in four affiliated traditional insurance intermediary companies in 2010.
Operating Costs and Expenses
Commissions and Fees. Commissions and fees we incurred increased by 22.2% from RMB579.9 million in 2009 to RMB708.4 million (US$107.3 million) in 2010 primarily due to growth of our sales, which was in line with the increase in net revenues from commissions and fees.
Selling Expenses. Our selling expenses increased by 48.6% from RMB49.5 million in 2009 to RMB73.6 million (US$11.1 million) in 2010 primarily due to the sales growth and an increase in expenses incurred in connection with the establishment of new outllets.
General and Administrative Expenses. Our general and administrative expenses increased by 36.2% from RMB199.2 million in 2009 to RMB271.4 million (US$41.1 million) in 2010. This increase was primarily as a result of the following factors:
•
an increase of 59.5% in depreciation of fixed assets from RMB14.1 million in 2009 to RMB22.4 million (US$3.4 million) in 2010, largely as a result of operating the upgraded IT system in more affiliated entities in 2010;

•	an increase of 122.9% in amortization of intangible assets from RMB9.7 million in 2009 to RMB21.5 million (US$3.3 million) in 2010, largely as a result of the acquisitions we made in 2010;
•	a recognition of RMB4.6 million (US$0.7 million) impairment loss in respect of intangible assets for the fourth quarter of 2010; and
•
an increase of 194.0% in share-based compensation expenses from RMB7.6 million in 2009 to RMB22.2 million (US$3.4 million) in 2010, associated with the grant of options to various directors, officers and employees in February 2010.

Income from Operations. As a result of the foregoing factors, our income from operations increased by 32.3% from RMB326.2 million in 2009 to RMB436.1 million (US$65.4 million) in 2010.
Other Income (Expense), Net. Our other income, net increased by 43.8% from RMB47.7 million in 2009 to RMB68.6 million (US$10.4 million) in 2010, primarily as a result of a 118.2% increase in the recognition of investment income from RMB18.9 million in 2009 to RMB41.2 million (US$6.2 million) in 2010, representing gains from re-measuring the 10% equity interest formerly held by us in Hebei Fanlian, Ningbo Baolian, Shandong Mintai and the 5% equity interest formerly held by us in Shenyang Fangda Insurance Agency Co., Ltd., partially offset by a 19.1% decrease in interest income from RMB33.3 million in 2009 to RMB26.9 million (US$4.1 million) in 2010.
Net Income before Income Taxes and Income of Affiliates. As a result of the foregoing factors, our net income before income taxes and income of affiliates increased by 33.8% from RMB373.9 million in 2009 to RMB500.2 million (US$75.8 million) in 2010.
Income Tax Expense. Our income tax expense in 2010 primarily consisted of current tax expense of RMB95.2 million (US$14.4 million) and deferred tax expense of RMB1.5 million (US$0.2 million). In comparison, our income tax expense in 2009 primarily consisted of current tax expense of RMB92.1 million and deferred tax expense of RMB3.5 million, representing an increase of 1.2% from 2009 to 2010. The effective income tax rate applicable to us was 19.3% in 2010 compared to 25.6% in 2009. The decrease was primarily attributable to a tax holiday enjoyed by an affiliated subsidiary of the Company.

Net Income (Loss) Attributable to the Noncontrolling Interests. We recorded RMB6.0 million (US$0.9 million) net loss attributable to noncontrolling interests in 2010, primarily due to loss incurred by certain affiliated insurance agencies in which we owned majority interests. Profits incurred by Datong segment and claims adjusting segments were wholly attributable to the Group in 2010. In comparison, we recorded RMB21.8 million net loss attributable to noncontrolling interests in 2009. Losses incurred by the Datong segment were wholly borne by the noncontrolling shareholders pursuant to the supplemental agreement between Meidiya Investment and Mr. Lin, dated June 30, 2009.
Net Income Attributable to the Company’s Shareholders. As a result of the foregoing, our net income attributable to our shareholders increased by 40.4% from RMB300.8 million in 2009 to RMB422.3 million (US$64.0 million) in 2010.
Year ended December 31, 2009 Compared to Year Ended December 31, 2008
Net Revenues. Our total net revenues increased by 36.8% from RMB844.0 million in 2008 to RMB1.2 billion in 2009 primarily as a result of:
•	a 23.5% increase from RMB634.4 million in 2008 to RMB783.2 million in 2009 in commissions and fees and other service fees derived from the distributions of property and casualty insurance products;
•	a 91.6% increase from RMB120.6 million in 2008 to RMB231.0 million in 2009 in commissions and fees derived from the distributions of life insurance products; and
•	a 58.0% increase from RMB89.0 million in 2008 to RMB140.7 million in 2009 in commissions and fees derived from the provision of claims adjusting services.
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
Operating Costs and Expenses
Commissions and Fees. Commissions and fees we incurred increased by 32.8% from RMB436.8 million in 2008 to RMB579.9 million in 2009 primarily due to growth of our sales, which was in line with the increase in net revenues from commissions and fees.
Selling Expenses. Our selling expenses increased by 185.7% from RMB17.3 million in 2008 to RMB49.5 million in 2009 primarily due to the establishment of additional branches and subsidiaries under Datong segment and claims adjusting segment, as well as an increase in sales promotion expenses.
General and Administrative Expenses. Our general and administrative expenses increased by 10.7% from RMB180.0 million in 2008 to RMB199.2 million in 2009. Our adjusted general and administrative expenses, which excluded a one-time charge of RMB29.6 million share-based compensation expenses in 2008 that was associated with the surrender and cancellation of option to purchase an aggregate of 30,804,500 ordinary shares by various option holders, increased 32.4% from RMB150.4 million in 2008. This increase was primarily as a result of the following factors:
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

Income from Operations. As a result of the foregoing factors, our income from operations increased by 55.5% from RMB209.8 million in 2008 to RMB326.2 million in 2009.
Other Income (Expense), Net. Our other income, net decreased by 1.5% from RMB48.4 million in 2008 to RMB47.7 million in 2009, primarily as a result of a 30.6% decrease in interest income from RMB48.0 million in 2008 to RMB33.3 million in 2009, mainly attributable to a decrease in bank deposit interest rates in 2009, the recognition of a one-time expense of RMB5.9 million, resulting from changes in fair value of contingent consideration payable for acquisitions of an additional 41% and 46% of equity interests in Hangzhou Zhixin and Fanhua Anlian, respectively, in 2009, partially offset by the recognition of RMB18.9 million of investment income, representing gains from re-measuring the 10% and 5% equity interest formerly held by us in Zhixin and Anlian, respectively.
Net Income before Income Taxes and Income of Affiliates. As a result of the foregoing factors, our net income before income taxes and income of affiliates increased by 44.8% from RMB258.2 million in 2008 to RMB373.9 million in 2009.
Income Tax Expense. Our income tax expense in 2009 primarily consists of current tax expense of RMB92.1 million and deferred tax expense of RMB3.5 million. The substantial increase in our income tax expense in 2009 was primarily attributable to the increase of operating income and the increase of effective income tax rate in Shenzhen from 18% in 2008 to 20% in 2009. The effective income tax rate applicable to us was 25.6% in 2009 compared to 24.2% in 2008.
Net Income (Loss) Attributable to the Noncontrolling Interests. We recorded RMB21.8 million net loss attributable to noncontrolling interests in 2009. Losses incurred by the Datong segment are wholly borne by the noncontrolling shareholders pursuant to the supplemental agreement between Meidiya Investment and Mr. Lin, dated June 30, 2009. In comparison, we recorded RMB4.1 million net income attributable to noncontrolling interests in 2008, primarily due to profit earned by three newly acquired claims adjusting firms in which we hold majority interests, offset by losses incurred by certain other insurances agencies in which we hold majority interests.
Net Income Attributable to the Company’s Shareholders. As a result of the foregoing, our net income attributable to our shareholders increased by 56.9% from RMB191.7 million in 2008 to RMB300.8 million in 2009.
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

•	Datong segment, which refers to Datong and entities under its control, which are primarily engaged in the distribution of life insurance products.
We group Datong and the entities controlled by it under a separate segment, because they target different customers than those targeted by our other affiliated insurance intermediaries under the life insurance segment. In addition, our management reviews the performance of Datong and its subsidiaries separately from the other operating segments. As a result of this restructuring, we now have four reportable segments.

The following table sets forth our net revenues, operating costs and expenses and income from operations by reportable segments for the periods indicated. Operating costs and expenses allocated to each of the reportable segments includes intangible asset amortizations and impairments, and other costs and expenses directly incurred by the corresponding segment. The line item “Other” includes expenses not allocated to the reportable segments and headquarter related costs and expenses.

	Year Ended December 31,
		2008 to 2009		2009 to 2010
		Percentage		Percentage
	2008	Change	2009	Change	2010
	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Net revenues:
Property and casualty	599,353	30.7	783,220	4.9	821,259	124,433
Life	154,174	15.3	177,713	32.6	235,584	35,695
Claims adjusting	89,012	58.0	140,670	25.9	177,094	26,832
Datong	1,423	3,642.0	53,248	371.6	251,092	38,044

Total net revenues	843,962	36.8	1,154,851	28.6	1,485,029	225,004

Operating costs and expenses:
Property and casualty	(319,776)	27.8	(408,643)	(4.7)	(389,266)	(58,980)
Life	(127,634)	24.4	(158,804)	22.5	(194,612)	(29,487)
Claims adjusting	(70,961)	71.6	(121,753)	28.8	(156,825)	(23,761)
Datong	(5,837)	1,138.3	(72,281)	196.1	(214,001)	(32,424)
Other	(109,954)	(38.9)	(67,174)	47.0	(98,710)	(14,956)

Total operating costs and expenses	(634,162)	30.7	(828,655)	27.1	(1,053,414)	(159,608)

Income (Loss) from operations:
Property and casualty	279,577	34.0	374,577	15.3	431,993	65,453
Life	26,540	(28.8)	18,909	116.7	40,972	6,208
Claims adjusting	18,051	4.8	18,917	7.1	20,269	3,071
Datong	(4,414)	331.2	(19,033)	294.9	37,091	5,620
Other	(109,954)	(38.9)	(67,174)	46.9	(98,710)	(14,956)

Total income from operations	209,800	55.5	326,196	32.3	431,615	65,396

Year ended December 31, 2010 Compared to Year Ended December 31, 2009
Net Revenues
Net revenues from our property and casualty insurance segment increased by 4.9% from RMB783.2 million in 2009 to RMB821.3 million (US$124.4 million) in 2010. The increase primarily resulted from the acquisitions of controlling interests in six affiliated insurance agencies primarily engaged in the distribution of property and casualty insurance products in 2009 and 2010 and a significant increase in the number of property and casualty sales agents, partially offset by the decrease of auto insurance commission rate in the first half year of 2010. The commission rate had been raised to the same level as that of 2009 by the end of 2010.
Net revenues from our life insurance segment increased by 32.6% from RMB177.7 million in 2009 to RMB235.6 million (US$35.7 million) in 2010. The increase was primarily attributable to (i) an increase in the number of life insurance sales agents and productivity; (ii) an increase in performance bonuses paid by life insurers as a result of growth in sales volume; and (iii) an increase in number of contracts entered into with life insurers at the corporate headquarter level, which enabled us to obtain more favorable terms by combining the sales volumes of all of our affiliated insurance intermediary companies located in different parts of the country.
Net revenues from our claims adjusting segment increased by 25.9% from RMB140.7 million in 2009 to RMB177.1 million (US$26.8 million) in 2010. The increase primarily resulted from (i) increase in productivity of claims adjustors; and (ii) enhanced cooperation with the property and casualty segment which referred claims adjusting business to our claims adjusting firms.

Net revenues from the Datong segment increased by 371.6% from RMB53.2 million in 2009 to RMB251.1 million (US$38.0 million) in 2010. The increase was primarily attributable to (i) an increase in the number of sales agents and productivity; and (ii) an increase in performance bonuses paid by life insurers as a result of growth in sales volume.
Operating Costs and Expenses
Operating costs and expenses for our property and casualty insurance segment decreased by 4.7% from RMB408.6 million in 2009 to RMB389.3 million (US$59.0 million) in 2010. The decrease was primarily due to the implementation of a fee-based revenue scheme in eight of our affiliated insurance agencies in 2010 as compared to five affiliated insurance agencies in 2009, partially offset by the increase in commissions and fees paid to our property and casualty insurance sales agents, which was in line with the growth of our sales.
Operating costs and expenses for our life insurance segment increased by 22.5% from RMB158.8 million in 2009 to RMB194.6 million (US$29.5 million) in 2010. The increase was primarily due to (i) higher sales volume, particularly the increase in the sale of new insurance policies, for which we generally paid higher commissions and fees to our sales agents as compared with those of renewal insurance policies; and (ii) the establishment of additional branches and sales outlets.
Operating costs and expenses for our claims adjusting segment increased by 28.8% from RMB121.8 million in 2009 to RMB156.8 million (US$23.8 million) in 2010. The increase was primarily due to (i) an increase in commissions and fees paid to claims adjustors and related services cost, which was in line with the increase in revenues; and (ii) an increase in salaries for back-office staff and office rental expenses.
Operating costs and expenses for our Datong segment increased by 196.1% from RMB72.3 million in 2009 to RMB214.0 million (US$32.4 million) in 2010. The increase was primarily due to the increase in commissions and fees paid to our Datong sales agents as a result of significant increase in sales volume, particularly due to the increase in the sales of new insurance policies and the increase in operating expenses incurred by back-office staff to support the business expansion.
Income from Operations
As a result of the foregoing factors, income from operations for our property and casualty insurance segment increased by 15.3% from RMB374.6 million in 2009 to RMB432.0 million (US$65.5 million) in 2010. Income from operations for our life insurance segment increased by 116.7% from RMB18.9 million in 2009 to RMB41.0 million (US$6.2 million) in 2010. Income from operations for our claims adjusting segment increased by 7.1% from RMB18.9 million in 2009 to RMB20.3 million (US$3.1 million) in 2010. Income from operations for our Datong segment increased by 294.9% from a loss of RMB19.0 million in 2009 to a income of RMB37.1 million (US$5.6 million) in 2010.
Year ended December 31, 2009 Compared to Year Ended December 31, 2008
Net Revenues
Net revenues from our property and casualty insurance segment increased by 30.7% from RMB599.4 million in 2008 to RMB783.2 million in 2009. The increase primarily resulted from the acquisitions of controlling interests in eight affiliated insurance agencies primarily engaged in the distribution of property and casualty insurance products in 2008 and 2009, a significant increase in the number of property and casualty sales agents in our distribution and service network and higher productivity of sale agents.
Net revenues from our life insurance segment increased by 15.3% from RMB154.2 million in 2008 to RMB177.7 million in 2009. The increase was primarily attributable to (i) a significant increase in performance bonuses paid by life insurers as a result of growth in sales volume; and (ii) an increase in number of contracts entered into with life insurers at the corporate headquarter level, which enabled us to obtain more favorable terms by combining the sales volumes of all of our affiliated insurance intermediary companies located in different parts of the country.
Net revenues from our claims adjusting segment increased by 58.0% from RMB89.0 million in 2008 to RMB140.7 million in 2009. The increase primarily resulted from (i) a significant increase in the number of claims adjustors from 834 in 2008 to 1,556 in 2009; and (ii) the acquisitions of controlling interest in a claims adjusting firm that was primarily engaged in claims adjusting services in connection with property and casualty insurance.

We acquired 55% of the equity interest in Datong in November 2008. Net revenues from our Datong segment increased by over 36 times from RMB1.4 million in 2008 to RMB53.2 million in 2009. The increase was primarily attributable to (i) revenues recognition for one full year of Datong segment in 2009 as compared to two months in 2008; (ii) the establishment of 11 insurance agencies primarily engaged in distribution of life insurance products after the acquisition; (iii) an increase in the number of sales agents from 1,505 in 2008 to 7,893 in 2009; and (iv) an increase in performance bonuses paid by life insurers as a result of growth in sales volume.
Operating Costs and Expenses
Operating costs and expenses for our property and casualty insurance segment increased by 27.8% from RMB319.8 million in 2008 to RMB408.6 million in 2009. The increase was primarily due to the increase in commissions and fees paid to our property and casualty insurance sales agents, which was in line with the growth of our sales.
Operating costs and expenses for our life insurance segment increased by 24.4% from RMB127.6 million in 2008 to RMB158.8 million in 2009. The increase was primarily due to (i) higher sales volume, particularly the increase in the sales of new insurance policies, for which we generally paid higher commissions and fees to our sales agents as compared with those of renewal insurance policies; and (ii) the establishment of additional branches and sales outlets.
Operating costs and expenses for our claims adjusting segment in 2009 increased by 71.6% from RMB71.0 million in 2008 to RMB121.8 million in 2009. The increase was primarily due to (i) an increase in commissions and fees paid to claims adjustors and related services cost, which was in line with the increase in revenues; (ii) an increase in salaries for back-office staff and office rental expenses as a result of the establishment of new branches; and (iii) an increase in marketing and promotion expenses.
Operating costs and expenses for our Datong segment in 2009 increased by 1,138.3% from RMB5.8 million in 2008 to RMB72.3 million in 2009. The increase was primarily due to the increase in commissions and fees paid to our Datong sales agents as a result of higher sales volume, particularly due to the increase in the sales of new insurance policies and the increase in operating expenses incurred by newly established companies under the Datong segment.
Income (Loss) from Operations
As a result of the foregoing factors, income from operations for our property and casualty insurance segment increased by 34.0% from RMB279.6 million in 2008 to RMB374.6 million in 2009. Income from operations for our life insurance segment decreased by 28.8% from RMB26.5 million in 2008 to RMB18.9 million in 2009. Income from operations for our claims adjusting segment increased by 4.8% from RMB18.1 million in 2008 to RMB18.9 million in 2009. Loss from operations for our Datong segment increased by 331.2% from RMB4.4 million in 2008 to RMB19.0 million in 2009.
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively. We can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expense, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.
Foreign Currency
The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB6.8275 per U.S. dollar in December 2009 and then to RMB6.6497 per U.S. dollar in December 2010. The fluctuation of the exchange rate between the RMB and U.S. dollar resulted in foreign currency translation loss of RMB10.8 million (US$1.6 million) in 2010, when we translated our financial assets from U.S. dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

B.     Liquidity and Capital Resources
Cash Flows and Working Capital
Our principal sources of liquidity have been cash generated from our operating activities and proceeds from sales of ordinary shares through private placements, our initial public offering and public follow-on offering. As of December 31, 2010, we had RMB1.9 billion (US$291.6 million) in cash. Our cash consists of cash on hand and bank deposits with terms of 90 days or less. Our principal uses of cash have been to fund acquisitions, construction of a nationwide operating platform, working capital requirements, purchases of automobiles and office equipment, office renovation and rental deposit. Although we consolidate the results of our PRC affiliated entities, we do not have direct access to their cash and cash equivalents or future earnings. But we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we receive quarterly fees from some of these affiliated entities in exchange for certain consulting and other services provided by us. See “Item 4. Information on the Company—C. Organizational Structure.” We expect to require cash to fund our ongoing business needs, particularly the further expansion of our distribution and service network through acquisitions and establishment of new insurance intermediary companies and development of an e-commerce insurance platform.
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
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	254,619	259,599	366,665	55,554
Net cash used in investing activities	(252,920)	(256,243)	(400,021)	(60,609)
Net cash generated from (used in) financing activities	16,576	(57,166)	511,168	77,450
Net increase (decrease) in cash and cash equivalents	18,275	(53,810)	477,812	72,395
Cash and cash equivalents at the beginning of the year	1,544,817	1,510,432	1,457,890	220,892
Cash and cash equivalents at the end of the year	1,510,432	1,457,890	1,924,884	291,649
Operating Activities
Net cash generated from operating activities amounted to RMB366.7 million (US$55.6 million) for the year ended December 31, 2010, primarily attributable to (i) a net income of RMB416.3 million (US$63.1 million); (ii) a significant increase of RMB78.9 million (US$12.0 million) in depreciation of fixed assets, amortization and impairment of acquired intangible assets and share-based compensation expenses which were included in net income but did not have cash flow effect during the period; (iii) an investment income of RMB41.2 million (US$6.2 million), which was also included in net income but was not included in operating activity and did not have cash flow effect during the period; (iv) an increase of RMB13.8 million (US$2.1 million) in accounts payable primarily as a result of increased revenue and expanded operation; and (iv) an increase of RMB61.8 million (US$9.4 million) in accounts receivable, which negatively affected operating cash flow, primarily as a result of an increase in sales of insurance products.

Net cash generated from operating activities amounted to RMB259.6 million for the year ended December 31, 2009, primarily attributable to (i) a net income of RMB279.0 million; (ii) an increase of RMB18.8 million in depreciation of fixed assets, which was included in net income but did not have cash flow effect during the period; (iii) an investment income of RMB18.9 million, which was also included in net income but was not included in operating activity and did not have cash flow effect during the period; (iv) an increase of RMB13.1 million in accounts payable primarily as a result of increased revenue and expanded operation; and (iv) an increase of RMB85.6 million in accounts receivable, which negatively affected operating cash flow, primarily as a result of an increase in sales of insurance products.
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
Investing Activities
Net cash used in investing activities for the year ended December 31, 2010 was RMB400.0 million (US$60.6 million), primarily attributable to (i) payment of RMB307.8 million (US$46.6 million) for acquisitions of controlling interest in four insurances agencies and one online insurance service company during the year; (ii) a final payment of RMB17.2 million (US$2.6 million) for the acquisition of 20.58% equity interest in Sincere Fame which owns 100% equity interest of CFSG in 2009 and an additional investment of RMB39.5 million (US$6.0 million) for a share subscription in Sincere Fame in 2010; and (iii) the purchases of property, plant and equipment totaling RMB24.4 million (US$3.7 million).
Net cash used in investing activities for the year ended December 31, 2009 was RMB256.2 million, primarily attributable to (i) payment of contingent considerations for companies acquired in 2008, which have achieved their operating targets, as well as payment of considerations for new acquisitions made in 2009, amounting to RMB330.7 million; (ii) a partial payment of RMB68.3 million for the acquisition of 20.58% equity interest in Sincere Fame which owns 100% equity interest in CFSG; and (iii) the purchases of property, plant and equipment totaling RMB47.8 million, partially offset by RMB180.0 million as repayment from noncontrolling shareholders in connection with the acquisition of Datong.
Net cash used in investing activities for the year ended December 31, 2008 was RMB252.9 million, primarily attributable to (i) RMB180 million paid to entities controlled by Mr. Keping Lin in connection with the acquisition of Datong; (ii) purchases of property, plant and equipment totaling RMB51.8 million; (iii) acquisitions of controlling interests in nine insurance agencies, one insurance brokerage and three claims adjusting firms totaling RMB23.9 million.
Financing Activities
Net cash generated from financing activities was RMB511.2 million (US$77.5 million) for the year ended December 31, 2010, primarily attributable to (i) proceeds of RMB743.8 million (US$112.7 million) from the issuance of ordinary shares with respect to the follow-on offering on July 14, 2010, partially offset by (i) payment of contingent considerations amounting to RMB125.4 million (US$19.0 million) for companies acquired in 2008, which have achieved their operating targets; (ii) a cash dividend of RMB81.0 million (US$12.3 million); and (iii) a share repurchase amounting to RMB37.3 million (US$5.7 million).
Net cash used in financing activities was RMB57.2 million for the year ended December 31, 2009, primarily attributable to (i) a cash dividend of RMB68.6 million; and (ii) a repayment to related parties amounting to RMB8.9 million, partially offset by capital injection and additional paid-in capital injection by noncontrolling shareholders totaling RMB20.3 million.
Net cash generated from financing activities was RMB16.6 million for the year ended December 31, 2008, primarily attributable to (i) an advance of RMB10.6 million from noncontrolling shareholders of Guangdong Fangzhong Insurance Surveyors & Loss Adjustors Co., Ltd., CNinsure Surveyors & Loss Adjustors Co., Ltd. (formerly known as Shenzhen Khubon Insurance Surveyors & Loss Adjustors Co., Ltd.) and Shanghai Teamhead Insurance Surveyors & Loss Adjustors Co., Ltd., the majority interests in which we acquired in 2008; and (ii) an increase in noncontrolling interests totaling RMB10.6 million as a result of establishment of new majority-owned insurance agencies, partially offset by repayments of bank loans totaling RMB1.6 million.

Capital Expenditures
We incurred capital expenditures of RMB51.8 million, RMB47.8 million and RMB24.4 million (US$3.7 million) for the years ended December 31, 2008, 2009 and 2010, respectively. Our capital expenditures have been used primarily to construct our operating platform including a Core Business System and ERP-based financial and accounting system, and to purchase automobiles and office equipment for newly established insurance intermediary companies. We estimate that our capital expenditures will increase in 2011 as we further expand our distribution and service network, improve our unified operating platform and construct our e-commerce insurance platform. We anticipate funding our future capital expenditures primarily with net cash flows from financing and operating activities.
Holding Company Structure
We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries in China and our consolidated affiliated entities, Meidiya Investment, Yihe Investment, Xinbao Investment and their subsidiaries. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our wholly owned subsidiaries and consulting and service fees paid by the subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of EIT on dividend derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividend distributed by such foreign-invested enterprises. Aggregate undistributed earnings of our subsidiaries in the PRC that are available for distribution to us are considered to be indefinitely reinvested and accordingly, no provision for the withholding tax has been made. As of December 31, 2010, our restricted net asset was RMB1.5 billion (US$225.8 million), which is not eligible for distribution. This amount is composed of the registered equity of our PRC subsidiaries and consolidated affiliated entities and the statutory reserves described above.
C.     Research and Development, Patents and Licenses, etc.
None.
D.     Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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

F.     Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Payment Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands of RMB)

Operating lease obligations	36,138	21,251	14,333	554	—
Purchase obligations (1)	365	365	—	—	—

Total	36,503	21,616	14,333	554	—

(1)	Represents payment commitment in connection with the construction of our Core Business System and ERP-based financial and accounting system.
Not included in the table above are ASC 740 (formerly Financial Interpretation 48) liabilities of RMB5.5 million (US$0.8 million). As we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, such liabilities are excluded from the contractual obligations table above.
Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2010.
Item 6.    Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yinan Hu	45	Chairman and Chief Executive Officer
Qiuping Lai	57	President and Director
Peng Ge	40	Chief Financial Officer
Chunlin Wang	41	Vice President, Chief Operating Officer and Head of the Property and Casualty Insurance Unit
Feng Jin	45	Vice President, Chief Information Officer and Head of the Life Insurance Unit
Shangzhi Wu	60	Director
Yongwei Ma	68	Independent Director
Stephen Markscheid	57	Independent Director
Allen Warren Lueth	42	Independent Director
Mengbo Yin	55	Independent Director
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
Mr. Chunlin Wang has been our vice president since January 2007, chief operating officer since April 2011 and head of the property and casualty insurance unit since February 2008. From January 2007 to February 2008, Mr. Wang served as chair of the property and casualty insurance committee of our company. From 2003 to January 2007, he served as assistant to our chairman. From 2002 to 2005, he served as the general manager of Guangdong Nanfeng, one of our first affiliated insurance intermediaries in the PRC. From 1998 to 2002, Mr. Wang served as a branch manager at Guangzhou Nanyun Car Rental Services Co., Ltd. and later Guangdong Nanfeng Automobile Association Co., Ltd., our predecessors. Mr. Wang received his bachelor’s degree in law from Central-Southern University of Politics and Law in China.
Mr. Feng Jin has been the head of the life insurance unit since August 2010 and chief information officer since November 2007. From February 2008 to November 2008, he also served as our vice president in charge of Sarbanes-Oxley Act compliance and investor relations. From 2003 to 2007, Mr. Jin served as assistant president and chief information officer at New China Life Insurance Co., Ltd., a major life insurer in China, primarily responsible for IT system construction and management. From May 2000 to October 2003, Mr. Jin served as sales manager and financial planner at U.S.-based Prudential Insurance Company of America. Mr. Jin holds an MBA degree from University of Warwick in England and a bachelor of law degree from China Foreign Affairs University. He has received the credentials of Chartered Financial Consultant and Charted Life Underwriter from American College, USA.
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

Mr. Allen Lueth has been our independent director since August 2007. Since December 2010, he has been the vice president of finance of Cardinal Health China, one of the world’s leading pharmaceutical distributors, which acquired Zuellig Pharma China in November 2010. Prior to that, he was the vice president of finance and strategy of Zuellig Pharma China, a private company focused on pharmaceutical distribution, and was its chief financial officer from 2005 to February 2009. Mr. Lueth worked for GE Capital from 1998 to 2004 in a variety of roles, including chief financial officer and chief executive officer for the Taiwan operations, and the representative for China. Earlier, he served with Coopers & Lybrand as an auditor. Mr. Lueth obtained his certificate as a certified public accountant in 1991 and a certified management accountant in 1994. Mr. Lueth received his bachelor of science in accounting degree from the University of Minnesota and an MBA degree from the J.L. Kellogg School of Management.
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
B.     Compensation
In 2010, the aggregate cash compensation, including reimbursement of expenses, to our executive officers was approximately RMB3.5 million (US$0.5 million), and the aggregate cash compensation to our non-executive directors was approximately RMB1.1 million (US$0.2 million).

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
On April 28, 2011, our board of directors approved the grant of options to purchase an aggregate of 28,400,000 ordinary shares to certain directors, officers and employees pursuant to the amended and restated 2007 Share Incentive Plan. The exercise price of these options is US$0.734 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to one ADS ratio). These options will vest over a four-year period starting from March 31, 2012.
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

As of April 28, 2011, options to purchase 95,375,091 ordinary shares were outstanding. The following table summarizes, as of April 28, 2011, the outstanding options that we granted to our directors and executive officers and to other individuals as a group.

	Ordinary Shares
	Underlying		Exercise Price (Per
Name	Outstanding Options		Share)		Grant Date	Expiration Date
Yinan Hu	2,600,000		US$	0.7340	April 28, 2011	March 31, 2017
	1,800,000		US$	0.8395	February 08, 2010	March 31, 2016
	4,500,000		US$	0.2780	November 21, 2008	March 31, 2015
Qiuping Lai	1,500,000		US$	0.7340	April 28, 2011	March 31, 2017
	1,200,000		US$	0.8395	February 08, 2010	March 31, 2016
	3,400,000		US$	0.2780	November 21, 2008	March 31, 2015
Peng Ge	1,500,000		US$	0.7340	April 28, 2011	March 31, 2017
	1,200,000		US$	0.8395	February 08, 2010	March 31, 2016
	3,350,000		US$	0.2780	November 21, 2008	March 31, 2015
Chunlin Wang	1,000,000		US$	0.7340	April 28, 2011	March 31, 2017
	900,000		US$	0.8395	February 08, 2010	March 31, 2016
	2,050,000		US$	0.2780	November 21, 2008	March 31, 2015
Feng Jin	1,000,000		US$	0.7340	April 28, 2011	March 31, 2017
	900,000		US$	0.8395	February 08, 2010	March 31, 2016
	1,435,000		US$	0.2780	November 21, 2008	March 31, 2015
Yongwei Ma	400,000		US$	0.2780	November 21, 2008	March 31, 2015
Mengbo Yin	400,000		US$	0.7340	April 28, 2011	March 31, 2017
	400,000		US$	0.8395	February 08, 2010	March 31, 2016
	400,000		US$	0.2780	November 21, 2008	March 31, 2015
Stephen Markscheid	400,000		US$	0.7340	April 28, 2011	March 31, 2017
	400,000		US$	0.8395	February 08, 2010	March 31, 2016
	600,000		US$	0.2780	November 21, 2008	March 31, 2015
Allen Warren Lueth	400,000		US$	0.7340	April 28, 2011	March 31, 2017
	400,000		US$	0.8395	February 08, 2010	March 31, 2016
	600,000		US$	0.2780	November 21, 2008	March 31, 2015
Other individuals as a group	19,600,000		US$	0.7340	April 28, 2011	March 31, 2017
	21,796,150	(1)	US$	0.8395	February 08, 2010	March 31, 2016
	8,248,470		US$	0.3360	March 09, 2009	March 31, 2015
	12,342,840	(2)	US$	0.2780	November 21, 2008	March 31, 2015
	652,631	(3)	RMB	2.3214	February 03, 2007	February 1, 2017

(1)	Including 1,500,000 options held by Mr. Chengbin Li, our former Vice President and head of our Life Insurance Unit.

(2)	Including 1,365,000 options held by Mr. Chengbin Li, our former Vice President and head of our Life Insurance Unit.

(3)	Remaining unexercised options held by Mr. David Tang, our former Chief Financial Officer.
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

In compliance with Rule 5605 of the Nasdaq Listing Rules, a majority of our directors and all of the committee members of our board of directors are independent directors. During 2010, our board of directors met in person or passed resolutions by unanimous written consent 10 times. In addition, our independent directors held executive sessions without the presence of executive directors and executives twice during 2010. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.
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
In 2010, our audit committee held meetings or passed resolutions by unanimous written consent five times.
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
In 2010, our compensation committee held meetings or passed resolutions by unanimous written consent three times.

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
In 2010, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent four times.
Duties of Directors
Under Cayman Islands law, our directors have a fiduciary duty of loyalty to act honestly, in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. In certain limited circumstances, it may be possible for our company to bring a derivative action on behalf of our company if a duty owed by the directors to our company is breached.
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
D.     Employees
Employees, Sales Agents and Training
We had 1,987, 3,882 and 4,517 employees as of December 31, 2008, 2009 and 2010, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees by function as of December 31, 2010:

	Number of
	Employees	% of Total
Management and administrative staff	2,454	54.3%
Financial and accounting staff	421	9.3%
Sales and marketing staff	145	3.2%
Professional claims adjustors	1,497	33.2%

Total	4,517	100.0%

We had contractual relationships with 28,335, 38,436 and 49,941 sales agents as of December 31, 2008, 2009 and 2010, respectively. The sales agents are not our employees and are only compensated by commissions. For the sale of each property and casualty insurance policy or life insurance policy with a single premium payment schedule, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each life insurance policy with a periodic premium payment schedule, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period.
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
The following table sets forth information with respect to the beneficial ownership of our shares, as of April 8, 2011, by:
•	each of our current directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our shares.
As of April 8, 2011, there were 1,003,270,326 ordinary shares outstanding (including 1,388,120 ordinary shares that we reserved for issuance upon the exercise of our outstanding options). Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned(1) (2)
	Number	%
Directors and Executive Officers:
Yinan Hu(3)	185,297,368	18.4
Qiuping Lai(4)	27,752,285	2.8
Peng Ge(5)	9,675,925	1.0
Feng Jin	*	*
Chunlin Wang	*	*
Shangzhi Wu(6)	124,688,540	12.4
Yongwei Ma	*	*
Stephen Markscheid	*	*
Allen Warren Lueth	*	*
Mengbo Yin	*	*
All Directors and Executive Officers as a Group(7)	355,195,662	35.0
Principal Shareholders:
Kingsford Resources Limited(8)	219,441,430	21.9
CDH Inservice Limited(9)	124,688,540	12.4
FMR LLC(10)	65,868,840	6.6
Norges Bank (the Central Bank of Norway)(11)	52,700,000	5.3

*	Less than 1% of our total outstanding ordinary shares.

†
Except for Dr. Wu and Mr. Ma, the business address of our directors and executive officers is c/o 22/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China.

(1)
The number of shares beneficially owned by each director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after April 8, 2011. The options were granted on November 21, 2008 and February 08, 2010 under the 2007 share incentive plan.

(2)
Percentage of beneficial ownership of each director and executive officer is based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 and the number of ordinary shares underlying options held by such person that have vested or will vest within 60 days after April 8, 2011.

(3)
Includes 170,226,375 ordinary shares, 9,258,840 ordinary shares in the form of ADSs of our company and 3,240,000 ordinary shares issuable upon exercise of options within 60 days after April 8, 2011 held by Mr. Hu. Mr. Hu holds approximately 87.6% of the total outstanding shares of High Rank Investments Limited, or High Rank Investments, a company incorporated in the British Virgin Islands. High Rank Investments holds approximately 93.3% of the total outstanding shares of Kingsford Resources Limited, or Kingsford Resources, a company incorporated in the British Virgin Islands. Also includes 2,439,473 ordinary shares and 132,680 ordinary shares in the form of ADSs held by Ms. Hui Li, spouse of Mr. Hu. Ms. Li holds approximately 17.6% of the total outstanding shares of Better Rise Investments Limited, or Better Rise Investments, a company incorporated in the British Virgin Islands. Better Rise Investments owns approximately 6.7% of Kingsford Resources. Kingsford Resources holds 208,121,430 ordinary shares and 11,320,000 ordinary shares in the form of ADSs of our company. Mr. Hu disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(4)
Includes 24,044,465 ordinary shares, 1,307,820 ordinary shares in the form of ADSs and 2,400,000 ordinary shares issuable upon exercise of options held by Mr. Lai who holds approximately 12.4% of the total outstanding shares of High Rank Investments. High Rank Investments holds approximately 93.3% of the total outstanding shares of Kingsford Resources. Kingsford Resources holds 208,121,430 ordinary shares and 11,320,000 ordinary shares in the form of ADSs of our company. Mr. Lai disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(5)
Mr. Ge holds approximately 50.0% of the total outstanding shares of Better Rise Investments which owns approximately 6.7% of Kingsford Resources. Therefore, Mr. Ge may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 6,929,045 ordinary shares and 376,880 ordinary shares in the form of ADSs of our company. 2,370,000 ordinary shares held by Mr. Ge are issuable upon exercise of options within 60 days after April 8, 2011. Mr. Ge disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(6)
Includes 91,600,000 ordinary shares and 33,088,540 ordinary shares in the form of ADSs of our company held by CDH Inservice, a British Virgin Islands company. All of the issued and outstanding shares of CDH Inservice are owned by CDH China Growth Capital Fund II, L.P., or CDH Fund II, a Cayman Islands exempted limited partnership. CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. Dr. Wu is director, managing partner and member of the investment committee of CDH Growth Capital Holdings. Dr. Wu disclaims beneficial ownership of all of our shares held by CDH Inservice except to the extent of his pecuniary interest therein. The business address of Dr. Wu is c/o CDH China Growth Capital Holdings Company Limited, 1503 International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong.

(7)
Includes ordinary shares beneficially owned by all of our directors and executive officers as a group and ordinary shares underlying all options held by such persons that have vested or will vest within 60 days after April 8, 2011.

(8)
Includes 208,121,430 ordinary shares and 11,320,000 ordinary shares in the form of ADSs of our company held by Kingsford Resources. Approximately 93.3% of the total outstanding shares of Kingsford Resources are held by High Rank Investments, which is 87.6% owned by Mr. Yinan Hu, our chairman and chief executive officer, and 12.4% owned by Mr. Qiuping Lai, our president. The remaining 6.7% of the total outstanding shares of Kingsford Resources are held by Better Rise Investments, which is owned by two of our executive officers, one former executive officer and Mr. Yinan Hu’s wife. The registered address of Kingsford Resources is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(9)
Includes 91,600,000 ordinary shares and 33,088,540 ordinary shares in the form of ADSs of our company held by CDH Inservice. All of the issued and outstanding shares of CDH Inservice are owned by CDH Fund II, a Cayman Islands exempted limited partnership. CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. The investment committee of CDH Growth Capital Holdings is comprised of Wu Shangzhi and two other individuals. Changes to the investment committee require the approval of the directors of CDH Growth Capital Holdings. The directors of CDH Growth Capital Holdings are nominated by the principal shareholders of CDH Growth Capital Holdings, being (i) an affiliate of Capital Z Partners, (ii) an affiliate of the Government of Singapore Investment Corporation, and (iii) China Diamond Holdings II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Fund II investment team. CDH Growth Capital Holdings disclaims beneficial ownership of all of our shares held by CDH Inservice except to the extent of its pecuniary interest therein. The registered address of CDH Inservice is c/o Maples Finance BVI Limited, P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(10)
Represents 65,868,840 ordinary shares in the form of ADSs of our Company held by FMR LLC, as reported on Schedule 13G filed by FRM LLC on April 8, 2011. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of April 8, 2011. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts, USA.

(11)
Represents 52,700,000 ordinary shares in the form of ADSs of our Company held by Norges Bank, as reported on Schedule 13G filed by Norges Bank on February 15, 2011. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of April 8, 2011. The address of Norges Bank is Bankplassen 2, PO Box 1179 Sentrum, NO 0107 Oslo, Norway.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of April 8, 2011, J.P. Morgan Chase Bank, N.A., or J.P. Morgan, the depositary for our ADS program, is our only record holder in the U.S., holding approximately 70.13% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”
B.	Related Party Transactions
Acquisition of Equity Interest in China Financial Services Group Limited
In October 2009, we acquired a 20.58% equity interest in CFSG through our investment in Sincere Fame for RMB85.5 million. China United Financial Services, the predecessor of CFSG, started its business as Guangdong Nanfeng Automobile Association Co., Ltd., co-founded in 1998 by Mr. Yinan Hu, our chairman and CEO, and Mr. Qiuping Lai, our president. Prior to the transaction, CFSG was controlled by one of our principal shareholders, Cathay Capital Group. Additionally, prior to the transaction, members of our senior management held an approximately 8.57% equity interest in CFSG. Mr. Hu and Mr. Lai served on CFSG’s board of directors since November 2006. They have retained their directorships after the transaction, and Mr. Hu now serves as the chairman of the board of CFSG. In July 2010, we paid RMB39.5 million to subscribe for an additional 12,543 ordinary shares of Sincere Fame.
Amounts Due from Affiliates
As of December 31, 2010, amount due from an affiliate represented RMB20.0 million receivable from a subsidiary of CFSG. This amount was subsequently settled on January 4, 2011.
Amounts Due from/to Noncontrolling Shareholders
On November 1, 2008, we acquired 55.0% equity interests of Datong for a total consideration of up to RMB220.0 million. In connection with this acquisition, Mr. Lin, the selling shareholder of Datong, agreed to make a RMB180.0 million security deposit to us to guarantee certain financial and operating targets by Datong. In addition, Mr. Lin agreed to contribute RMB20.0 million to Datong’s capital reserve within two years of completion of the acquisition. We received the RMB180.0 million deposit from Mr. Lin on February 9, 2009. As of December 31, 2010, amounts due from Mr. Lin were RMB20.0 million, representing the unpaid RMB20.0 million additional paid-in capital injection. In March 2011, we sold 55.0% of the equity interest of Datong to Warburg Pincus LLC. Pursuant to the share transfer agreement, Mr. Lin was exempted from the obligation to pay the RMB20.0 million additional paid-in capital injection. As of December 31, 2010, amounts due to Mr. Lin were RMB30.0 million, representing the contingent consideration payable to Mr. Lin as Datong met the performance target for 2010. Such contingent consideration payable was subsequently settled in 2011. The remaining deposit was returned to Mr. Lin in full upon completion of the transaction.
Contractual Arrangements with Meidiya Investment, Yihe Investment, Xinbao Investment, Their Shareholders and Their Subsidiaries
PRC laws and regulations restrict foreign investment in and ownership of insurance agencies and brokerages. We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, three affiliated entities in China, Meidiya Investment, Yihe Investment and Xinbao Investment, the shareholders and the subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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
Employment Agreements
See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements” for a description of the employment agreements we have entered into with our senior executive officers.
Share Options
Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation.”
C.	Interests of Experts and Counsel
Not applicable.

Item 8.	Financial Information
A.	Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”
Legal Proceedings
We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.
Dividend Policy
On April 23, 2010, our board of directors approved a cash dividend of US$0.013 per ordinary share, equivalent to US$0.26 per ADS, which amounted to a total payment of US$11,862,469.85. The cash dividend was paid on or around June 10, 2010 to shareholders of record as of the close of business on May 20, 2010.
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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, there are still uncertainties under the new PRC EIT law and the related regulations regarding whether the dividends we receive from our PRC subsidiaries or dividends paid to our shareholders will be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.”
B.	Significant Changes
We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing
A.	Offer and Listing Details
The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Select Market since January 2, 2009 (and Nasdaq Global Market from October 31, 2007 to January 1, 2009) for the periods indicated.

	Sales Price
	High	Low
	US$	US$

Annual High and Low
2007 (from October 31)	28.74	12.00
2008	16.63	5.44
2009	24.74	6.26
2010	28.62	15.33

Quarterly Highs and Lows
First Quarter of 2009	9.59	6.26
Second Quarter of 2009	14.20	7.00
Third Quarter of 2009	24.74	12.92
Fourth Quarter of 2009	24.64	18.42
First Quarter of 2010	27.46	16.49
Second Quarter of 2010	28.62	20.25
Third Quarter of 2010	27.67	20.13
Fourth Quarter of 2010	26.74	15.33
First Quarter of 2011	20.88	11.42

Monthly Highs and Lows
November 2010	26.74	18.50
December 2010	22.37	15.33
January 2011	20.88	16.41
February 2011	18.37	16.64
March 2011	18.22	11.42
April 2011	15.60	12.40
May 2011 (through May 3)	15.35	14.14

B.	Plan of Distribution
Not applicable.
C.	Markets
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
The following are summaries of material provisions of our amended and restated memorandum and articles of association, including certain amendments adopted by our shareholders at the annual general meeting of shareholders held on December 18, 2008, as well as the Companies Law (2010 Revision) insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
The registered office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2010 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.
Board of Directors
See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”
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
Voting Rights. On a show of hands, each shareholder present in person or by proxy (or, for a corporation or other non-natural person, present by its duly authorised representative or proxy) at general meeting shall have one vote and on a poll, shall have one vote for each share registered in his name in the register of members of the Company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or by any one or more shareholders together holding at least ten percent of our paid up voting share capital, present in person or by proxy.
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
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including consolidating and dividing all or any of our share capital into shares of larger amount than our existing shares, and canceling any shares which have not been taken or agreed to be taken.
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
Redemption and Repurchase of Shares. Subject to the provisions of the Companies Law and our articles of association, we may issue shares on terms that they are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as we may determine before the issue of such shares. We also may purchase our own shares, provided that our shareholders have approved the manner of purchase by ordinary resolution or the manner of purchase is in accordance with that specified in our articles of association. The manner of purchase specified in our articles of association, which cover purchases of shares listed on an internationally recognized stock exchange and shares not so listed, is in accordance with Section 37(2) of the Companies Law or any modification or reenactment thereof for the time being in force.
Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we make our annual reports, which contain our audited financial statements, available to our shareholders. See “Item 10. Additional Information—H. Documents on Display.”

C.	Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.
D.	Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”
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
Cayman Islands Taxation
According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or brought within the jurisdiction of the Cayman Islands, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payment made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
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

United States Federal Income Taxation
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in our ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
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
In addition, the discussion below does not describe any tax consequences arising out of the recently enacted Medicare tax on certain “net investment income.”

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
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions we make to you with respect to our ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will generally be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be reported as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided certain conditions are satisfied, including (1) our ADSs or ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Based on U.S. Treasury guidance, we expect the ADSs will be considered readily tradable on an established securities market in the United States for purposes of clause (1) above so long as they remain listed on the Nasdaq Global Select Market. If we are deemed to be a “resident enterprise” under PRC tax law (see “Item 10. Additional Information—E. Taxation—PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to our ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.” In addition, if PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares (see “Item 10. Additional Information—E.Taxation—PRC Taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.
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
Any gain or loss you recognize on a disposition of our ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are deemed to be a “resident enterprise” under PRC tax law and PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—PRC Taxation”), a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.
Passive Foreign Investment Company
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2010. A non-U.S. corporation will be a PFIC for any taxable year if either:
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
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs directly or indirectly owned by us in the proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs and ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower capital gains rate applicable to qualified dividend income would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
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

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.
You should consult your tax advisors regarding the application of the PFIC rules to your investment in our ADSs or ordinary shares.
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other disposition of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. Certain individuals holding the ADSs or ordinary shares other than in an account at certain financial institutions may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
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
We intend to furnish J.P. Morgan, the depositary of our ADSs, with all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Rule 5250(d) of the Nasdaq Listing Rules, we will post this annual report on Form 20-F on our website at http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=filings. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.
I.	Subsidiary Information
For a list of our subsidiaries as of April 8, 2011, see Exhibit 8.1 to this annual report.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of December 31, 2010, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.
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
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately more than 20% appreciation of the RMB against the U.S. dollar over the following five years. To the extent that we need to convert our U.S. dollar-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Based on the amount of our U.S. dollar-denominated financial assets as of December 31, 2010, a 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB20.2 million (US$3.1 million) in the value of our U.S. dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Item 12.	Description of Securities Other than Equity Securities
A.	Debt Securities
Not applicable.
B.	Warrants and Rights
Not applicable.
C.	Other Securities
Not applicable.

D.	American Depositary Shares
D.3 Fees Payable by ADS Holders
We have appointed J.P. Morgan as our depositary. A copy of our Form of Amended and Restated Deposit Agreement with J.P. Morgan was filed with the SEC as an exhibit to our Form F-1 registration statement initially filed on October 10, 2007, or the Deposit Agreement. Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to J.P. Morgan, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

Category	Depositary Actions	Associated Fees

(a) Depositing or substituting the underlying shares	Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of: • Share distributions, stock split, rights, merger	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered
• Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the Deposited Securities

(b) Receiving or distributing dividends	Distribution of dividends	US$0.02 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	US$5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	US$1.50 per ADS

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
•     Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)
•     Any other charge payable by depositary or its agents
Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions

D.4. Payment from the Depositary
Direct Payments
J.P. Morgan, as depositary, has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the program. For the year ended December 31, 2009 and 2010, the depositary reimbursed US$0.5 million and US$0.9 million, respectively. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders. The table below sets forth the types of expenses that J.P. Morgan has agreed to reimburse and the amounts reimbursed for the year ended December 31, 2009 and 2010.

	For the Year Ended December 31,
	2009	2010
	(in thousands of US$)
Investor relations(1)	296.4	243.7
Directors and officers liability insurance	103.6	96.9
Legal fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	55.6	172.5
Broker reimbursements(2)	5.4	—
Listing fees	—	42.5
Advertising and public relations	—	—
Consulting services fee in connection with SOX Compliance	—	330.0
Others	3.2	42.7

(1)	Includes expenses in relation with roadshows, press release distribution, maintenance of investor relations website and printing.

(2)	Broker reimbursements are fees payable to proxy agents and other service providers for the distribution of proxy materials to beneficial ADR holders.
Indirect Payment
As part of its service to the Company, J.P. Morgan has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice amounting to US$255,000 each year.
J.P. Morgan has paid no expenses on our behalf. The table below sets forth the fees that J.P. Morgan has agreed to waive and/or expenses that J.P. Morgan has agreed to pay for the year ended December 31, 2010.

	For the Year Ended December 31,
	2009	2010
	(in thousands of US$)
Third-party expenses paid indirectly	—	—
Fee waived	255	255
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
A. — D. Material Modifications to the Rights of Security Holders
None.

E.	Use of Proceeds
Our registration statement on Form F-1 (File No. 333-146605) for our initial public offering was declared effective by the SEC on October 30, 2007. On November 5, 2007, we completed our initial public offering after all of the registered securities were sold. Morgan Stanley was the managing underwriter for the offering.
We received net proceeds of approximately US$163.7 million from our initial public offering. From October 30, 2007, the effective date of our registration statement on Form F-1 for the offering, to December 31, 2010, we used our net proceeds as follows:
•	approximately US$3.0 million to fund establishment of new insurance intermediary companies;
•	approximately US$151.1 million to fund acquisitions; and
•	approximately US$9.6 million to construct our operating platform.
On July 14, 2010, we completed a follow-on public offering of 4,600,000 ADSs, each representing 20 ordinary shares. The ordinary shares underlying the ADSs offered and sold were registered pursuant to our automatic shelf registration statement on Form F-3 (File No. 333-168009) filed with the SEC on July 7, 2010. Morgan Stanley and BofA Merrill Lynch acted as joint bookrunners of this offering. We received net proceeds of approximately US$109.7 million. As of April 8, 2011, the net proceeds have not been used and are designated for funding the establishment of an e-commerce insurance platform, insurance brokerage business, consumer credit brokerage business and wealth management business.
None of the net proceeds from our initial public offering and the follow-on offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

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
Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2010, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.
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

Attestation Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of CNinsure Inc.:
We have audited the internal control over financial reporting of CNinsure Inc. its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Group, and our report dated May 4, 2011 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.
/s/Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Hong Kong
May 4, 2011
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

	For the Year Ended December 31,
	2009	2010
	(in thousands of US$)
Audit fees(1)	2,248	1,962
Audit-related fees(2)	35	100
Tax fees(3)	24	48
All other fees	—	—

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

(2)
“Audit-related fees” meant the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” The fees billed in 2009 comprised US$30,300 for review of F-3 registration statement and US$5,100 for S-8 registration statements. The fee billed in 2010 comprised US$100,000 for review of F-3 registration statement for the follow-on offering.

(3)
“Tax fees” meant the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning. The fees billed in 2009 and 2010 represented tax consultant fees for transfer pricing.

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
No equity securities of our company were purchased by or on behalf of our company or any “affiliated purchaser” (as such term is defined in Rule 10b-18 under the Exchange Act) of our company in the year ended December 31, 2009. In November and December 2008, our board of directors and shareholders respectively approved a share repurchase plan, pursuant to which we were authorized to repurchase up to US$20 million of our ordinary shares represented by ADSs by the end of 2009. In December 3, 2010, our board of directors approved another share repurchase plan, pursuant to which we were authorized to repurchase up to US$100 million of our ordinary shares represented by ADSs by June 30, 2011. As of December 31, 2010, we had repurchased 331,059 ADSs, equivalent to 6,621,180 ADSs for an aggregate price of approximately US$5.6 million on the open market. As of April 8, 2011, we had purchased 486,370 ADSs, equivalent to 9,727,400 ordinary shares, for an aggregate price of approximately US$7.7 million on the open market.

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
NASDAQ Stock Market Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2009 and 2010. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.
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
4.3
Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.4
Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F filed with the Commission on May 15, 2009)

4.5
English translation of Form of Loan Agreement between Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (previously known as Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.) and each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) (incorporated by reference to Exhibit 10.6 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.6
English translation of Form of Equity Pledge Agreement among Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) and Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) (incorporated by reference to Exhibit 10.7 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.7
English translation of Form of Irrevocable Power of Attorney issued by each shareholder of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 10.8 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.8
English translation of Form of Exclusive Purchase Option Agreement among Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.), and Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) (incorporated by reference to Exhibit 10.9 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.9
English translation of Form of Trademark Licensing Agreement between Beijing Ruisike Management Consulting Company Limited and some of the insurance agency and brokerage subsidiaries of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 10.12 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.10
English translation of Form of Employment Agreement between an acquired company and its founder (incorporated by reference to Exhibit 10.13 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.11
English translation of Form of Technology Consulting and Service Agreement between Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. and some of the insurance intermediary subsidiaries of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Commission on June 20, 2008)

4.12
English translation of Form of Consulting and Service Agreement between Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (formerly known as Haidileji Enterprise Image Planning (Shenzhen) Co., Ltd.) and some of the insurance intermediary subsidiaries of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F filed with the Commission on June 20, 2008)

4.13
English translation of Form of Credit and Liability Transfer Agreement among a former shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.), Mr. Peng Ge and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F filed with the Commission on May 15, 2009)

4.14
English translation of Share Transfer Agreement between CISG Holdings Ltd. and Keep High Holdings Limited (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Commission on May 15, 2009)

Exhibit
Number		Description of Document
4.15
English translation of Shareholders Agreement among Guangdong Meidiya Investment Co., Ltd., Mr. Keping Lin and Chengdu Mingxia Industrial Co., Ltd. (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F filed with the Commission on May 15, 2009)

4.16
English translation of Supplemental Agreement I dated June 30, 2009 (to the Shareholders Agreement dated September 17, 2008) between Guangdong Meidiya Investment Co., Ltd. and Mr. Keping Lin(incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F filed with the Commission on May 7, 2010)

4.17
English translation of Supplemental Agreement II dated November 20, 2009 (to the Shareholders Agreement dated September 17, 2008 and the supplemental agreement dated June 30, 2009) between Guangdong Meidiya Investment Co., Ltd. and Mr. Keping Lin (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F filed with the Commission on May 7, 2010)

4.18	*
Supplemental Subscription and Share Purchase and Shareholders Agreement relating to Inscom Holding Limited dated April 27, 2011 among InsCom HK Limited, InsCom Group Limited, InsCom Holding Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited, CISG Holdings Ltd. and Subscription and Shares Purchase and Shareholders Agreement dated July 29, 2010 among the same parties.

4.19	*
Deed of Adherence relating to InsCom Holding Limited dated October 29, 2010 among InsCom Holding Limited, InsCom Group Limited, InsCom HK Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited, CISG Holdings Ltd., Wang Strategic Capital Partners (II) Limited, Harbor Pacific Capital Partners I, LP

4.20	*
Subscription and Share Purchase Agreement relating to InsCom Holding Limited dated October 29, 2010 among InsCom Holding Limited, InsCom Group Limited, InsCom HK Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited, Wang Strategic Capital Partners (II) Limited, Harbour Pacific Capital Partners I, LP

4.21	*	Put Option Agreement dated October 29, 2010 among Hu Yinan, Apollo & Muse Holding Limited, Wang Strategic Capital Partners (II) Limited and Harbor Pacific Capital Partners I, LP

4.22	*	English translation of Loan Agreement dated December 3, 2010 between Ying Si Kang Information Technology (Shenzhen) Co., Ltd. and Chunlin Wang

4.23	*	English translation of Equity Pledge Contract dated December 3, 2010 between Ying Si Kang Information Technology (Shenzhen) Co., Ltd., Chunlin Wang and Shenzhen Xinbao Investment Management Co., Ltd.

4.24	*
English translation of Exclusive Purchase Option Contract dated December 3, 2010 among Ying Si Kang Information Technology (Shenzhen) Co., Ltd., Chunlin Wang and Shenzhen Xinbao Investment Management Co., Ltd.

4.25	*	English translation of Power of Attorney dated December 3, 2010 of Chunlin Wang

4.26	*	English translation of Loan Agreement dated December 3, 2010 between Ying Si Kang Information Technology (Shenzhen) Co., Ltd. and Yuan Tian

4.27	*	English translation of Equity Pledge Contract dated December 3, 2010 between Ying Si Kang Information Technology (Shenzhen) Co., Ltd., Yuan Tian and Shenzhen Xinbao Investment Management Co., Ltd.

4.28	*
English translation of Exclusive Purchase Option Contract dated December 3, 2010 among Ying Si Kang Information Technology (Shenzhen) Co., Ltd., Yuan Tian and Shenzhen Xinbao Investment Management Co., Ltd.

4.29	*	English translation of Power of Attorney dated December 3, 2010 of Yuan Tian

4.30	*
Share Subscription Agreement dated December 24, 2010 among Datong International Holdings Limited, Winner Sight Global Limited, CISG Holdings Ltd., Keping Lin, Expert Central Limited and Mancini Holdings Limited

Exhibit
Number		Description of Document
4.31	*
Share Purchase Agreement dated March 24, 2011 among Winner Sight Global Limited, CNinsure Inc., CISG Holdings Ltd., Guangdong Meidiya Investment Co., Ltd., Keping Lin, Expert Central Limited, Mancini Holdings Limited, Datong International Holdings Limited, Datong Group Limited, Beijing Dahua Rongjin Information Technology Limited, Beijing Fanhua Datong Investment Management Co., Ltd. and Datong Insurance Sales and Services Co., Ltd.

4.32	*	English translation of Share Transfer Agreement dated March 24, 2011 between Guangdong Meidiya Investment Co., Ltd. and Beijing Min Si Lian Hua Investment Management Co., Ltd.

4.33	*
English translation of Supplemental Agreement (to the Share Transfer Agreement dated March 24, 2011) dated March 24, 2011 between Guangdong Meidiya Investment Co., Ltd. and Beijing Min Si Lian Hua Investment Management Co., Ltd.

4.34	*
English translation of Settlement Agreement (Shareholders Agreement) dated March 24, 2011 among Guangdong Meidiya Investment Co., Ltd., Mr. Keping Lin and Beijing Fanhua Datong Investment Management Co., Ltd.

4.35	*	English translation of Form of Consulting and Service Agreement made with Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd.

4.36	*	English translation of Form of Consulting and Service Agreement made with Fanhua Zhonnglian Enterprise Image Planning (Shenzhen) Co., Ltd.

4.37	*	English translation of Form of IT Platform Service Agreement made with Litian Zhuoyue Software (Beijing) Co., Ltd.

8.1	*	Subsidiaries and Consolidated Affiliated Entities of the Registrant

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
Date: May 4, 2011

CNINSURE INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of CNinsure Inc.:
We have audited the accompanying consolidated balance sheets of CNinsure Inc. (the “Company”), its subsidiaries and variable interest entities (the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the three years ended December 31, 2008, 2009 and 2010. Our audits also include the financial statement schedule of the Company included in schedule 1. These consolidated financial statements and the financial statement schedule are the responsibilities of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNinsure Inc., its subsidiaries and variable interest entities as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 4, 2011 expressed an unqualified opinion on the Group’s internal control over financial reporting.
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
/s/Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Hong Kong
May 4, 2011

CNINSURE INC.
Consolidated Balance Sheets
(In thousands, except for shares and per share data)

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,457,890	1,924,884	291,649
Restricted cash	1,957	9,177	1,390
Accounts receivable, net of allowance for doubtful amounts of RMB2,136 and RMB5,790 (US$877) as of December 31, 2009 and 2010, respectively	181,360	243,175	36,845
Insurance premium receivables	230	92	14
Other receivables (Note 4)	52,108	67,034	10,157
Deferred tax assets (Note 11)	2,602	5,691	862
Amounts due from related parties (Note 15)	25,337	40,000	6,061
Other current assets	6,015	12,372	1,874

Total current assets	1,727,499	2,302,425	348,852

Non-current assets:
Property, plant and equipment, net (Note 5)	108,318	102,175	15,481
Goodwill (Note 6)	535,911	1,154,373	174,905
Intangible assets, net	81,485	145,653	22,069
Deferred tax assets (Note 11)	3,801	6,755	1,023
Investment in affiliates (Note 7)	86,701	139,116	21,078
Other non-current assets	2,250	3,959	600

Total non-current assets	818,466	1,552,031	235,156

Total assets	2,545,965	3,854,456	584,008

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.
Consolidated Balance Sheets—(Continued)
(In thousands, except for shares and per share data)

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to CNinsure Inc. of RMB59,168 and RMB75,285 (US$11,407) as of December 31, 2009 and December 31, 2010, respectively)	72,716	89,573	13,572
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,957 and RMB1,364 (US$207) as of December 31, 2009 and December 31, 2010, respectively)	1,957	1,364	207
Other payables and accrued expenses (including other payables and accrued expenses of the consolidated VIEs without recourse to CNinsure Inc. of RMB130,073 and RMB52,725 (US$7,989) as of December 31, 2009 and December 31, 2010, respectively) (Note 9)	182,139	93,460	14,160
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB18,962 and RMB27,158 (US$4,115) as of December 31, 2009 and December 31, 2010, respectively)	24,152	31,237	4,733
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to CNinsure Inc. of RMB18,564 and RMB32,134 (US$4,869) as of December 31, 2009 and December 31, 2010, respectively)	37,410	34,927	5,292
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,718 and RMB7,800 (US$1,182) as of December 31, 2009 and December 31, 2010, respectively) (Note 15)	19,274	37,800	5,727

Total current liabilities	337,648	288,361	43,691

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.
Consolidated Balance Sheets—(Continued)
(In thousands, except for shares and per share data)

	As of December 31,
	2009	2010	2010
	RMB	RMB	RMB
Non-current liabilities:
Other tax liabilities (including non-current portion of other tax liabilities of the consolidated VIEs without recourse to CNinsure Inc. of Nil and Nil as of December 31, 2009 and December 31, 2010) (Note 11)	2,537	5,519	836
Deferred tax liabilities (including non-current portion of deferred tax liabilities of the consolidated VIEs without recourse to CNinsure Inc. of RMB Nil and Nil as of December 31, 2009 and December 31, 2010) (Note 11)	19,075	43,513	6,593

Total non-current liabilities	21,612	49,032	7,429

Total liabilities	359,260	337,393	51,120

Commitments and contingencies (Note 16)

Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 912,497,726 and 1,002,977,326 as of December 31, 2009 and 2010, respectively) (Note 12)	7,036	7,649	1,159
Additional paid-in capital	1,604,774	2,261,849	342,704
Statutory reserves	103,877	136,681	20,709
Retained earnings	348,663	738,165	111,843
Accumulated other comprehensive loss	(72,542)	(83,360)	(12,630)

Total CNinsure Inc. shareholders’ equity	1,991,808	3,060,984	463,785

Noncontrolling interests	194,897	456,079	69,103

Total equity	2,186,705	3,517,063	532,888

Total liabilities and equity	2,545,965	3,854,456	584,008

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.
Consolidated Statements of Operations
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Net revenues:
Commissions and fees	843,107	1,154,090	1,484,389	224,907
Other service fees	855	761	640	97

Total net revenues	843,962	1,154,851	1,485,029	225,004

Operating costs and expenses:
Commissions and fees	(436,803)	(579,911)	(708,403)	(107,333)
Selling expenses	(17,328)	(49,498)	(73,567)	(11,147)
General and administrative expenses*	(180,031)	(199,246)	(271,444)	(41,128)

Total operating costs and expenses	(634,162)	(828,655)	(1,053,414)	(159,608)

Income from operations	209,800	326,196	431,615	65,396
Other income (expense), net:
Gain on disposal of investment in subsidiary	525	—	—	—
Investment income	—	18,905	41,244	6,249
Interest income	47,967	33,299	26,924	4,080
Interest expense	(95)	(4)	(5)	(1)
Others, net	(28)	1,408	391	59
Changes in fair value of contingent consideration payables	—	(5,946)	—	—

Net income before income taxes and income of affiliates	258,169	373,858	500,169	75,783
Income tax expense	(62,438)	(95,618)	(96,743)	(14,658)
Share of income of affiliates	135	774	12,904	1,955

Net income	195,866	279,014	416,330	63,080
Less: Net income (loss) attributable to the noncontrolling interests	4,129	(21,827)	(5,978)	(906)

Net income attributable to the CNinsure Inc’s shareholders	191,737	300,841	422,308	63,986

Net income per share:
Basic	0.2101	0.3297	0.4408	0.0668

Diluted	0.2090	0.3241	0.4264	0.0646

Net income per American Depositary Shares (“ADS”):
Basic	4.2025	6.5938	8.8162	1.3358

Diluted	4.1803	6.4815	8.5288	1.2922

Shares used in calculating net income per share:
Basic	912,497,726	912,497,726	958,029,717	958,029,717

Diluted	917,335,390	928,312,312	990,318,528	990,318,528

*
Including (i) share-based compensation expenses of RMB45,659 and RMB7,553 and RMB22,211 (US$3,365) for the years ended December 31, 2008, 2009 and 2010, respectively; and (ii) impairment loss on intangible assets of Nil, Nil and RMB4,600 (US$697) for the years ended December 31, 2008, 2009 and 2010, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.
Consolidated Statements of Equity and Comprehensive Income (Loss)
(In thousands, except for shares and per share data)

						Accumulated
					(Accumulated	other
	Share Capital		Additional	Statutory	deficit)	comprehensive	Noncontrolling		Comprehensive
	Number of Share	Amounts	Paid-in Capital	Reserves	retained earnings	income (loss)	Interests	Total	income (loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

January 1, 2008	912,497,726	7,036	1,621,064	47,903	(87,941)	(21,150)	18,324	1,585,236	129,963

Share-based compensation	—	—	45,659	—	—	—	—	45,659
Net income	—	—	—	—	191,737	—	4,129	195,866	195,866
Provision for statutory reserves	—	—	—	23,334	(23,334)	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	—	71,970	71,970
Foreign currency translation	—	—	—	—	—	(52,660)	—	(52,660)	(52,660)

Balance as of December 31, 2008	912,497,726	7,036	1,666,723	71,237	80,462	(73,810)	94,423	1,846,071	143,206

Share-based compensation	—	—	6,609	—	—	—	—	6,609
Net income	—	—	—	—	300,841	—	(21,827)	279,014	279,014
Dividends	—	—	(68,558)	—	—	—	—	(68,558)
Provision for statutory reserves	—	—	—	32,640	(32,640)	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	—	122,301	122,301
Foreign currency translation	—	—	—	—	—	1,268	—	1,268	1,268

Balance as of December 31, 2009	912,497,726	7,036	1,604,774	103,877	348,663	(72,542)	194,897	2,186,705	280,282

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.
Consolidated Statements of Equity and Comprehensive Income (Loss) — (Continued)
(In thousands, except for shares and per share data)

						Accumulated
			Additional		(Accumulated	other
	Share Capital		Paid-in	Statutory	deficit)	comprehensive	Noncontrolling		Comprehensive
	Number of Share	Amounts	Capital	Reserves	retained earnings	income (loss)	Interests	Total	income (loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Issuance of ordinary shares upon follow-on offering on July 14, 2010	92,000,000	623	743,144	—	—	—	—	743,767	—
Exercise of share options	5,100,780	34	10,041	—	—	—	—	10,075	—
Repurchase of ordinary shares	(6,621,180)	(44)	(37,243)	—	—	—	—	(37,287)	—
Share-based compensation	—	—	22,211	—	—	—	—	22,211	—
Net income	—	—	—	—	422,308	—	(5,978)	416,330	416,330
Dividends	—	—	(80,985)	—	—	—	—	(80,985)	—
Provision for statutory reserves	—	—	—	32,806	(32,806)	—	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	—	272,061	272,061	—
Acquisition of additional shares in a subsidiary	—	—	(93)	—	—	—	(2,317)	(2,410)	—
Disposal of subsidiaries	—	—	—	(2)	—	—	(2,584)	(2,586)
Foreign currency translation	—	—	—	—	—	(10,818)	—	(10,818)	(10,818)

Balance as of December 31, 2010	1,002,977,326	7,649	2,261,849	136,681	738,165	(83,360)	456,079	3,517,063	405,512

Balance as of December 31, 2010 in US$		1,159	342,704	20,709	111,843	(12,630)	69,103	532,888	61,441

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	195,866	279,014	416,330	63,080
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	6,222	18,791	30,552	4,629
Amortization of acquired intangible assets	3,260	9,654	21,520	3,261
Impairment loss for acquired intangible assets	—	—	4,600	697
Allowance for doubtful receivables	251	1,885	5,136	778
Change in fair value of contingent consideration payables	—	5,946	—	—
Compensation expenses associated with stock options	45,659	6,609	22,211	3,365
Loss (gain) on disposal of property, plant and equipment	249	26	(97)	(15)
Investment income	—	(18,905)	(41,244)	(6,249)
Share of income of affiliates	(135)	(774)	(12,904)	(1,955)
Gain on disposal of investment in a subsidiary	(525)	—	—	—
Deferred taxes	(4,175)	2,835	(1,450)	(220)
Changes in operating assets and liabilities:
Accounts receivable	(58,265)	(85,639)	(61,750)	(9,356)
Insurance premium receivables	2,419	(213)	141	21
Other receivables	(13,827)	(5,167)	(7,951)	(1,205)
Other current assets	(3,927)	(762)	(6,357)	(963)
Accounts payable	48,415	13,071	13,793	2,090
Insurance premium payables	(11,361)	(2,243)	(607)	(92)
Other payables and accrued expenses	13,641	16,004	(22,386)	(3,392)
Accrued payroll	6,830	7,631	6,629	1,004
Income taxes payable	23,310	11,170	(2,482)	(376)
Other tax liabilities	712	666	2,981	452

Net cash generated from operating activities	254,619	259,599	366,665	55,554

Cash flows from investing activities:
Addition in other investments	(189)	(1,401)	(2,509)	(380)
Addition in investment in affiliates	(292)	(68,269)	(39,511)	(5,986)
Purchase of property, plant and equipment	(51,828)	(47,792)	(24,398)	(3,697)
Proceeds from disposal of property and equipment	759	2,059	1,425	216
The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.
Consolidated Statements of Cash Flows—(Continued)
(In thousands)

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Acquisition of subsidiaries, net of cash acquired of RMB41,025, RMB2,006 and RMB18,156 (US$2,751) in 2008, 2009 and 2010, respectively	(23,868)	(330,652)	(307,844)	(46,643)
Disposal of investment in subsidiaries, net of cash disposed of RMB64, RMB255, and RMB5,283 (US$800) in 2008, 2009 and 2010, respectively	1,545	4,110	(2,733)	(414)
Amounts due from related parties	(187,595)	—	—	—
Repayments from (to) related parties	—	183,459	(17,231)	(2,611)
Decrease (increase) in restricted cash	8,548	2,243	(7,220)	(1,094)

Net cash used in investing activities	(252,920)	(256,243)	(400,021)	(60,609)

Cash flows from financing activities:
Repayments of bank loans	(1,634)	—	—	—
Payment for contingent consideration	—	—	(125,380)	(18,997)
Acquisition of additional interest in a subsidiary	(3,000)	—	(2,410)	(365)
Increase in capital injection by noncontrolling interests	10,612	20,315	12,295	1,863
Advances from related parties	10,598	—	—	—
Repayments to related parties	—	(8,923)	(8,907)	(1,350)
Proceeds from share issuances	—	—	743,767	112,692
Proceeds on exercise of stock options	—	—	10,075	1,527
Repurchase of ordinary shares	—	—	(37,287)	(5,650)
Dividends paid	—	(68,558)	(80,985)	(12,270)

Net cash generated from (used in) financing activities	16,576	(57,166)	511,168	77,450

Net increase (decrease) in cash and cash equivalents	18,275	(53,810)	477,812	72,395
Cash and cash equivalents at beginning of year	1,544,817	1,510,432	1,457,890	220,892
Effect of exchange rate changes on cash and cash equivalents	(52,660)	1,268	(10,818)	(1,638)

Cash and cash equivalents at end of year	1,510,432	1,457,890	1,924,884	291,649

Supplemental disclosure of cash flow information:
Interest paid	95	4	5	1
Income taxes paid	42,590	80,826	97,869	14,829
Supplemental disclosure of non-cash transactions is set out in note 18.
The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(1) Organization and Description of Business
CISG Holdings Ltd (“CISG”) was incorporated in the British Virgin Islands (“BVI”) on June 8, 2004. CISG undertook a separate restructuring in anticipation of an initial public offering (“IPO”) involving CNinsure Inc. (the “Company”) that was incorporated in the Cayman Islands on April 10, 2007 as a shell company for listing purpose. On July 31, 2007, prior to its IPO, the Company issued 684,210,526 ordinary shares to the existing shareholders of CISG for exchange of their shares of CISG on a 10,000-for-1 basis and thereafter, became the ultimate holding company of CISG. The Company, its subsidiaries and VIEs are collectively referred to as the “Group”. The Group is principally engaged in the provision of insurance brokerage and agency services, and insurance claims adjusting services in the People’s Republic of China (the “PRC”).
Current PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies and brokerages. Accordingly, the Group conducts its operations in China principally through contractual arrangements among its PRC subsidiaries, three PRC affiliated entities and the equity shareholders of these PRC affiliated entities, who are PRC nationals. The contractual arrangements include a series of contracts entered into between the Group’s PRC subsidiaries and the equity shareholders of these PRC affiliated entities, including loan agreements, equity pledge agreements, irrevocable powers of attorney, exclusive purchase option agreements, technology consulting and service agreements and trademark licensing agreements. Through these contractual arrangements, the Group is entitled to: (1) receive service fees from the subsidiaries of these PRC affiliated entities; (2) exercise all of the voting powers of the owners of these PRC affiliated entities; (3) receive dividends declared by these PRC affiliated entities and their subsidiaries and (4) acquire all the equity interests of these PRC affiliated entities and their subsidiaries once PRC laws permit. As the Company is the sole primary beneficiary of these VIEs, the Company consolidates them into its consolidated financial statements. (See note 8)
(2) Summary of Significant Accounting Policies
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
(c) Cash and Cash Equivalents and Restricted Cash
Cash and cash equivalents consist of cash on hand and bank current deposits. Cash equivalents consist of bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
In its capacity as an insurance agent and broker, the Group collects premiums from certain insureds and remits the premiums or net premiums after deducting its authorized commissions to the appropriate insurance companies. Accordingly, as reported in the consolidated balance sheets, “premiums” are receivables from insureds. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term, and reports such amounts as restricted cash in the consolidated balance sheets. Also included in the restricted cash is a guarantee deposits required by China Insurance Regulatory Commission (“CIRC”) in order to protect insurance premium appropriation by insurance agency of Nil and RMB7,813 as of December 31, 2009 and 2010, respectively.
(d) Accounts Receivable and Insurance Premium Receivables
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
Accounts receivable, net is analyzed as follows:

	As of December 31,
	2009	2010
	RMB	RMB
Accounts receivable	183,496	248,965
Allowance for doubtful accounts	(2,136)	(5,790)

Accounts receivable, net	181,360	243,175

The following table summarized the movement of the Group’s allowance for doubtful accounts:

	2008	2009	2010
	RMB	RMB	RMB
Balance at the beginning of the year	—	251	2,136
Provision for doubtful accounts	251	1,885	5,136
Write-offs	—	—	(1,482)

Balance at the ending of the year	251	2,136	5,790

Insurance premium receivables consist of insurance premium to be collected from insured, and is recorded at the invoiced amount and do not bear interest. Amounts collected on insurance premium receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.
(e) Property, Plant and Equipment
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
Depreciation expenses recognized in the consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010 were RMB6,222, RMB18,791 and RMB30,552, respectively, of which RMB755, RMB1,292 and RMB2,535, were recorded in the selling expenses and Nil, RMB3,441 and RMB5,607 were recorded in commission and fees under operating costs and expenses for the years ended December 31, 2008, 2009 and 2010, respectively. The remaining amounts were recorded in general and administrative expenses.
(f) Goodwill and Other Intangible Assets
Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group operates in four reporting units which are its reportable segments. The goodwill impairment review is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded equal to the excess of the carrying amount over the implied fair value.
The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows. No impairment loss on goodwill was identified for the years ended December 31, 2008, 2009 and 2010.
Identifiable intangibles assets are required to be determined separately from goodwill based on fair value. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. Intangible assets with a finite economic life are carried at cost less accumulated amortization. Prior to October 1, 2010, amortization is computed using the straight-line method over the intangible assets’ economics lives. Starting from October 1, 2010, amortization for identifiable intangibles assets of customer relationship is computed using accelerated method, while amortization for other identifiable intangibles assets is computed using the straight-line method over the intangible assets’ economic lives. The effect of the change in amortization method in customer relationship is insignificant. Intangible assets with indefinite economic lives are not amortized but carried at cost less any subsequent accumulated impairment losses. If an intangible asset that is not being amortized is subsequently determined to have a finite economic life, it will be tested for impairment and then amortized prospectively over its estimated remaining economic life and accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite economic lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.
Separately identifiable intangible assets consist of brand name, trade name, customer relationship, non-compete agreement, agency agreement and license, and software and system.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
The intangible assets, net consisted of the following:

	Useful	As of December 31, 2009			As of December 31, 2010
	life		Accumulated	Net carrying		Accumulated	Impairment	Net carrying
	(Years)	Cost	amortization	values	Cost	amortization	loss	values
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Brand name	Indefinite	24,091	—	24,091	24,091	—	—	24,091
Trade name	10	—	—	—	8,140	(144)	—	7,996
Customer relationship	4.6 to 9.8	24,086	6,596	17,490	48,356	(14,987)	—	33,369
Non-compete agreement	3 to 14	43,340	5,956	37,384	83,191	(16,583)	(4,600)	62,008
Agency agreement and licence	4.6 to 10	3,007	487	2,520	15,294	(2,654)	—	12,640
Software and system	5 to 10	—	—	—	5,740	(191)	—	5,549

		94,524	13,039	81,485	184,812	(34,559)	(4,600)	145,653

Aggregate amortization expenses for intangible assets were RMB3,260, RMB9,654 and RMB21,520 for the years ended December 31, 2008, 2009 and 2010, respectively. The Group recorded an impairment loss on its intangible asset in the amount of RMB4,600 associated with non-compete agreement attributed to a subsidiary as its carrying value exceeds fair value. As of December 31, 2010, the estimated amortization expenses for the next five years are: RMB27,429 in 2011, RMB25,342 in 2012, RMB20,679 in 2013, RMB18,829 in 2014 and RMB12,969 in 2015, and an aggregate amount of RMB16,314 in years thereafter.
(g) Other Receivables and Other Current Assets
Other receivables and other current assets consist of advances, prepayment and prepaid expenses.
(h) Investment in affiliates
Investments in affiliates are accounted for using equity method. The Group does not control the affiliate but over which it exerts significant influence.
(i) Other Non-current Assets
As of December 31, 2010, other non-current assets represent from 5% to 20% (2009: 5% to 10%) investments in equity security of private companies over which it exerts no significant influence and are measured initially at cost.
(j) Impairment of Long-Lived Assets
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
Management performed the annual impairment test for all long-lived assets as of December 31, 2010 and concluded that there was an impairment loss of intangible asset of RMB4,600 as of December 31, 2010.
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
(m) Share-based Compensation
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
Share-based compensation expenses of RMB45,659, RMB7,553 and RMB22,211 for the years ended December 31, 2008, 2009 and 2010, respectively, were included in the general and administrative expenses.
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
Insurance agency and brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has met all the four criteria of revenue recognition when the premiums are collected by the Group or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been recognized as the management of the Group estimates, based on its past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been de minims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.1%, 0.1% and 0.1% of the total commission and fee revenues for the years ended December 31, 2008, 2009 and 2010, respectively. For property insurance and life insurance, agency and brokerage companies may receive a performance bonus from insurance companies per contract provisions. Once an agency and brokerage company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded as revenue when received, which in many cases, that is the Group’s first notification of the amounts earned.

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
The Group presented revenue net of sales taxes incurred. The sales taxes amounted to RMB54,590, RMB83,958 and RMB102,190 for the years ended December 31, 2008, 2009 and 2010, respectively.
(p) Contingent Consideration
In December 2007, the FASB issued ASC 805, Business Combinations (“ASC 805”) to improve reporting creating greater consistency in the accounting and financial reporting of business combinations. ASC 805 requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. ASC 805 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Effective from January 1, 2009, the Group adopted ASC 805 on a prospective basis. As a result, the recorded purchase price for all acquisitions consummated after January 1, 2009 include an estimation of the fair value of contingent consideration payables. Subsequent changes in the fair value of contingent consideration payables will be recorded in the consolidated statement of operation when incurred. Changes in fair value of contingent consideration payables totaling RMB5,946 and nil was charged to consolidated statement of operations for the year ended December 31, 2009 and 2010, respectively. Also, as a result of adoption of ASC 805, in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at acquisition date fair value and recognize gain or loss, if any, in earnings. The Group recorded earnings of such remeasurement as investment income of RMB18,905 and RMB41,244 to the consolidated statement of operations for the years ended December 31, 2009 and 2010, respectively.
For acquisitions before January 1, 2009, contingent consideration arrangements generally result in the payment/receiving of additional consideration or surrender/receiving of shares to/from the sellers upon the acquired entities’ satisfaction of performance targets subsequent to acquisition as stipulated in the acquisition agreement.
Additional cash payments or surrender of shares which are determined to be additional purchase consideration are accounted for as part of the purchase price of the acquired entities when the outcome of contingency is determinable beyond a reasonable doubt, while those which are determined to be compensatory in nature are recorded as compensation expenses and charged to the consolidated statement of operations. No compensation expenses were paid for the years ended December 31, 2008, 2009 and 2010.
(q) Fair Value of Financial Instruments
The carrying amounts of accounts receivable, insurance premium receivables, other receivables, accounts payable, other payables and accrued expenses, amounts due from (to) related parties and insurance premium payables are approximate their fair values due to the short-term maturity of these instruments.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(r) Foreign Currencies
The functional currency of the Company is the United States dollar (“USD”). Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statement of shareholders’ equity and comprehensive income (loss). The Group has chosen the Renminbi (“RMB”) as their reporting currency.
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
(s) Foreign currency risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of RMB1,276,993 and RMB1,723,210 at December 31, 2009 and 2010, respectively, which were denominated in RMB.
(t) Translation into United States Dollars
The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.60, on December 30, 2010, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 30, 2010, or at any other rate.
(u) Segment reporting
The Group distributes a variety of property and casualty; and life insurance products underwritten by domestic and foreign insurance companies operating in the PRC, and provides insurance claims adjusting services as well as other insurance-related services. For the years ended December 31, 2009 and 2010, the Group operates four operating segments: (1) property and casualty insurance (“P&C”) (2) life insurance (“Life”) (3) insurance claims adjusting services (“Claims Adjusting”) and (4) datong life insurance (“Datong”). Details of these operating segments are described in note 21. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance.
Substantially all revenues are derived in the PRC and all long-lived assets are located in the PRC.
(v) Earnings per Share (“EPS”)
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

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(w) Advertising Costs
Advertising costs are expensed as incurred. Advertising costs amounted to RMB832, RMB5,459 and RMB3,825 for the years ended December 31, 2008, 2009 and 2010, respectively.
(x) Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations over the lease period.
(y) Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) represents foreign currency translation adjustments for the period and is included in the consolidated statements of shareholders’ equity.
(z) Recently Issued Accounting Standards
In December 2010, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclosure revenue and earnings of the combined entity as though the business combination(s) that occurred during the year had occurred as of the beginning of the comparable prior annual reporting only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters to business combinations that are material on an individual or aggregated basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010 and should be applied prospectively as of the date of adoption. Early adoption is permitted. The Group does not expect the adoption of this ASU to have any significant impact on its financial condition or result of operations.
In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the Goodwill Impairment test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. For nonpublic entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2011. Early application for nonpublic entities is permitted; nonpublic entities that elect early application will use the same effective date as that for public entities. The Group does not expect the adoption of this ASU to have any significant impact on its financial condition or result of operations.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
In April 2010, the FASB issued ASU 2010-13, Compensation — Stock Compensation (Topic 718); Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The objective of this ASU is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. Under Topic 718, awards of equity share options granted to an employee of an entity’s foreign operation that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be considered to contain a condition that is not a market, performance, or service condition. However, US GAAP do not specify whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades has a market, performance, or service condition. Diversity in practice has developed on the interpretation of whether such an award should be classified as a liability when the exercise price is not denominated in either the foreign operation’s functional currency or the currency in which the employee’s pay is denominated. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the current period in which the guidance is adopted. The Group does not expect the adoption of this ASU to have any significant impact on its financial condition or result of operations.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(3) Acquisitions
Acquisitions in 2010
(a) P&C segment
On December 31, 2009 and March 30, 2010, the Group entered into agreements to acquire an addition 41% equity interest in Hebei Fanlian Insurance Agency Co., Ltd. (“Fanlian”), Shandong Fanhua Mintai Insurance Agency Co., Ltd. (“Mintai”) and Ningbo Baolian Insurance Agency Co., Ltd. (“Baolian”) at a cash consideration of RMB52,000, RMB90,000 and RMB60,000, respectively, bringing the Group’s shareholdings in Fanlian, Mintai and Baolian from 10% to 51%. The acquisitions of Fanlian, Mintai and Baolian were completed on January 1, 2010 and April 1, 2010 respectively. The selling shareholders of Fanlian, Mintai and Baolian agree to transfer 5% interest in Fanlian, Mintai and Baolian to the Company for RMB0.001 if Fanlian, Mintai and Baolian fail to meet performance target in years 2010 to 2012. In addition, the selling shareholders of Fanlian, Mintai and Baolian agree to return up to RMB9,000, RMB13,500 and RMB9,000 to the Group, respectively, if performance criteria for years 2010 to 2012 cannot be met.
On September 27, 2010, the Group entered into agreements to acquire an additional 46% equity interest in Shengyang Fangda Insurance Agency Co., Ltd. (“Fangda”) for a total cash consideration RMB40,000, bringing its shareholdings in Fangda from 5% to 51%. The acquisition of Fangda was completed on October 1, 2010. The selling shareholder of Fangda agrees to transfer 5% interest in Fangda to the Company for RMB0.001 if Fangda fails to meet performance target in years 2011 to 2013. In addition, the selling shareholder of Fangda agrees to return up to RMB15,000 to the Group if performance criteria for years 2011 to 2013 cannot be met.
On July 29, 2010, the Group entered into an agreement to acquire 65.1% equity interest in Inscom Holding Limited (“Inscom”) and its subsidiaries and its VIE for a cash consideration RMB84,000. The acquisition of Inscom was completed on November 1, 2010.
The following table summarizes the estimated fair value for the acquirees assumed at the date of acquisition:

	Fanlian	Mintai	Baolian	Fangda	Inscom
	RMB	RMB	RMB	RMB	RMB
Cash consideration for controlling interest	52,000	90,000	60,000	40,000	84,000
Fair value of previously held equity interest	10,530	16,900	11,270	3,344	—
Fair value of noncontrolling interests	51,580	82,820	55,210	32,776	37,380

Total consideration	114,110	189,720	126,480	76,120	121,380

The Group recognized investment income of RMB41,244 representing gains from re-measuring equity interests formerly held by the Company in Fanlian, Mintai, Baolian and Fangda at fair values on the date of completion of acquiring the additional equity interest.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
The following table summarizes the estimated fair value for major classes of assets acquired and liabilities assumed at the date of acquisition.

	Fanlian	Mintai	Baolian	Fangda	Inscom
	RMB	RMB	RMB	RMB	RMB
Net tangible assets acquired	3,265	2,632	(411)	2,382	10,044
Intangible assets	20,880	17,850	12,760	12,111	17,680
Goodwill	95,185	173,608	117,093	64,500	98,076
Deferred tax assets	—	92	228	155	—
Deferred tax liability	(5,220)	(4,462)	(3,190)	(3,028)	(4,420)

Total consideration	114,110	189,720	126,480	76,120	121,380

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill.
The acquired intangible assets were composed of the following:

		Fair Value Acquired
	Useful life	RMB
	(Years)	Fanlian	Mintai	Baolian	Fangda	Inscom
Trade name	9.4	—	—	—	—	8,140
Customer relationship	5.8-6.25	13,360	490	2,300	4,910	3,210
Non-compete agreement	5.8-6.25	6,640	16,880	10,020	6,311	—
Agency agreement	5.8-6.25	880	480	440	890	590
System and software	5.0-10.0	—	—	—	—	5,740

Total		20,880	17,850	12,760	12,111	17,680

The following unaudited pro forma information summarizes the effect of the acquisition, as if the acquisition had occurred as of January 1, 2009 and January 1, 2010. This unaudited pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2009 and January 1, 2010, nor is it necessarily indicative of future results of operations of the consolidated enterprises:
Acquisition of Fanlian

	Year ended December 31,
	2009	2010
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	1,180,577	1,485,029
Pro forma income from operations	322,981	431,616
Pro forma net income	299,775	422,309
Pro forma net income per share	0.3285	0.4408

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
Acquisition of Mintai

	Year ended December 31,
	2009	2010
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	1,154,934	1,485,639
Pro forma income from operations	322,948	430,649
Pro forma net income	299,494	421,817
Pro forma net income per share	0.3282	0.4403
Acquisition of Baolian

	Year ended December 31,
	2009	2010
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	1,157,672	1,486,220
Pro forma income from operations	323,474	430,684
Pro forma net income	299,474	421,714
Pro forma net income per share	0.3282	0.4402
Acquisition of Fangda

	Year ended December 31,
	2009	2010
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	1,158,969	1,492,002
Pro forma income from operations	323,819	430,148
Pro forma net income	299,661	421,738
Pro forma net income per share	0.3284	0.4402
Acquisition of Inscom

	Year ended December 31,
	2009	2010
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	1,169,207	1,490,068
Pro forma income from operations	328,576	426,688
Pro forma net income	304,225	415,734
Pro forma net income per share	0.3334	0.4339

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(b) Headquarter
On December 31, 2009, the Group entered into an agreement to acquire 100% equity interest in Litian Zuoyue Software (Beijing) Co., Limited (“Litian”) for a total cash consideration RMB0.002. Litian is a company qualified as software company and exempted from PRC income tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. The estimated fair value of liabilities acquired assumed at the date of acquisition amounted to RMB9,007 and intangible assets of RMB9,007 was recorded. Such acquisition was completed on January 1, 2010 and accounted as acquisition of assets.
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
The following table summarizes the estimated fair value for major classes of assets acquired and liabilities assumed at the date of acquisition.

RMB
Net tangible assets acquired	3,597
Intangible assets	11,290
Goodwill	16,940
Deferred tax liability	(1,827)

Total consideration	30,000

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill.
The acquired intangible assets were composed of the following:

	Useful life	Fair value acquired
	(Years)	RMB
Brand name	Indefinite	3,980
Customer relationship	5.6	5,910
Non-compete agreement	3.0	410
Agency agreement	5.6	990

Total		11,290

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

	Zhixin	Anlian
	RMB	RMB
Cash consideration on acquisition date	1,000	1,000
Fair value of previously held equity interest	16,250	2,730
Fair value of noncontrolling interests	79,600	26,720
Contingent consideration payables at fair value on acquisition date	85,500	31,580

Total consideration	182,350	62,030

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

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
The following table summarizes the estimated fair value for major classes of assets acquired and liabilities assumed at the date of acquisition.

	Zhixin	Anlian
	RMB	RMB
Net tangible assets (liabilities) acquired	(394)	268
Intangible assets	18,090	8,240
Goodwill	168,953	55,524
Deferred tax assets	223	58
Deferred tax liability	(4,522)	(2,060)

Total	182,350	62,030

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill.
The acquired intangible assets were composed of the following:

		Fair value acquired
	Useful life	RMB
	(Years)	Zhixin	Anlian
Customer relationship	5.8	720	1,010
Non-compete agreement	5.8	16,590	6,810
Agency agreement	5.8	780	420

Total		18,090	8,240

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

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(4) Other Receivables
Other receivables, net are analyzed as follows:

	As of December 31,
	2009	2010
	RMB	RMB
Advances to staff (i)	6,142	9,046
Advances to entrepreneurial agents (ii)	15,919	9,897
Insurance claim receivables	86	65
Rental deposits	5,428	6,147
Interest income receivables (iii)	18,778	13,673
Advances to third parties (iv)	—	21,294
Others	5,755	6,912

	52,108	67,034

(i)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

(ii)
This represented advances to entrepreneurial agents who provide services to the Group. The advances are used by entrepreneurial individual sales agents to build business. The advances were unsecured, interest-free and repayable on demand.

(iii)	This represented accrued interest income on bank deposits.

(iv)
This mainly represented advance consideration payment made for the acquisition of Henan Zhongrui Insurance Agency Co., Ltd. (“Zhongrui”) amounting to RMB18,000. On June 30, 2010, the Group entered into agreement to acquire an additional 45% equity interest in Zhongrui for RMB18,000, bringing the Group’s shareholdings in Zhongrui from 10% to 55%. As at December 31, 2010 the acquisition of Zhongrui has not been completed and the acquisition has been subsequently terminated with the refund received on March 25, 2011.

(5) Property, Plant and Equipment
Property, plant and equipment, net, is comprised of the following:

	As of December 31,
	2009	2010
	RMB	RMB
Office equipment, furniture and fixtures	95,456	97,028
Motor vehicles	40,639	47,030
Leasehold improvements	6,961	9,548

Total	143,056	153,606
Less: Accumulated depreciation	(34,738)	(51,431)

Property, plant and equipment, net	108,318	102,175

No impairment for property, plant and equipment was recorded for the years ended December 31, 2008, 2009 and 2010.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(6) Goodwill
The movements in carrying amount of goodwill by reportable segments are as follows:

			Claims
	P&C		Adjusting	Datong
	segment	Life segment	segment	segment	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	—	10,362	21,137	6,389	37,888
Addition for acquisitions	224,477	—	16,940	—	241,417
Addition for contingent considerations	210,068	6,538	—	40,000	256,606

Balance as of December 31, 2009	434,545	16,900	38,077	46,389	535,911
Addition for acquisitions	548,462	—	—	—	548,462
Addition for contingent considerations	—	—	—	70,000	70,000

Balance as of December 31, 2010	983,007	16,900	38,077	116,389	1,154,373

The Group performed the annual impairment analysis as at balance sheet date. The first step of goodwill impairment test for each of its reporting units did not identify any impairment loss. Therefore, no impairment loss was recorded for the years ended December 31, 2008, 2009 and 2010.
(7) Investment in Affiliates
As of December 31, 2010, investments in affiliates represent (i) 40% (2009: 40%) equity interest in Shanghai Teamhead Automobile Surveyors Co. Ltd. (“Teamhead Automobile”) which is a PRC registered company that provides insurance surveyor & loss adjustors services and (ii) 18.16% (2009: 20.58%) equity interest in Sincere Fame International Limited (“Sincere Fame”) which is a BVI company that provides consumer credit brokerage services based in Guangzhou, PRC. Equity interest 20.58% in Sincere Fame was acquired at a cash consideration of RMB85,500 on October 31, 2009. In January 2010, Sincere Fame issued new ordinary shares to a new shareholder, as a result, the equity interest of the Group in Sincere Fame was diluted to 18.16% from 20.58%. In July 2010, Sincere Fame subsequently further issue new ordinary shares and the Group subscribed 18.16% of these newly issued shares at a cash consideration of RMB39, 511 to maintain its shareholding in Sincere Fame at 18.16%.
During the year, the Group recognized share of income of affiliates with regard to Teamhead Automobile and Sincere Fame totaling RMB12,904.
Investment as of December 31, 2009 and 2010 were as follows:

	As of December 31,
	2009	2010
	RMB	RMB
Teamhead Automobile	489	266
Sincere Fame	86,212	138,850

Total	86,701	139,116

(8) Variable Interest Entities
Applicable PRC laws and regulations prohibit foreign investment in and ownership of insurance agencies and brokerages. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
To comply with these foreign ownership restrictions, the Company conducts its operations in the PRC principally through contractual arrangements among its PRC subsidiaries, Sichuan Yihe Investment Co., Ltd. (“Yihe Investment”), Guangdong Meidiya Investment Co., Ltd. (“Meidiya Investment”) and Shenzhen Xinbao Investment Management Co., Ltd. (“Xinbao Investment”) (collectively referred as the “Three PRC Affiliated Entities”) and the equity holders of the Three PRC Affiliated Entities, who are PRC nationals. To provide the Company effective control over the Three PRC Affiliated Entities, and the ability to receive substantially all of the economic benefits of the Three PRC Affiliated Entities and their subsidiaries, a series of contractual arrangements were entered amongst Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (“Xinlian Information”), Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (“Zhonglian Enterprise”), Litian and Ying Si Kang Information Technology (Shenzhen) Co., Ltd. (“Ying Si Kang Information”), which are PRC subsidiaries of the Company, and Yihe Investment, Meidiya Investment and Xinbao Investment and their direct equity holders.
Agreements that transfer economic benefits to Xinlian Information, Zhonglian Enterprise and Litian
IT platform related service, consulting service and trademark licensing agreements
Pursuant to IT platform service, consulting service and trademark licensing agreements entered into between our PRC subsidiary Litian, Xilian Information and Zhonglian Enterprise and most of the insurance intermediary subsidiaries of the Three PRC Affiliated Entities, Litian, Xilian Information and Zhonglian Enterprise agreed to provide IT platform related service, consulting service and trademark licensing to most of the insurance intermediaries in exchange for fees payable quarterly calculated as a percentage of revenues of each insurance intermediary.
Agreements that provide Company the option to purchase the equity interests in the Three PRC Affiliated Entities
Exclusive Purchase Option Agreements
Pursuant to the exclusive purchase right agreements, Xinlian Information and Ying Si Kang Information may purchase the entire equity interests in, or all the assets of the Three PRC Affiliated Entities, for a purchase price equal to the amount of the individual shareholder’s actual capital contribution to the Three PRC Affiliated Entities or the minimum price permitted by PRC laws, if and when PRC laws are amended to permit such a transaction.
Agreements that provide Company effective control over the Three PRC Affiliated Entities
Loan Agreements
Each of original equity holders of Meidiya Investment and Yihe Investment entered into loan agreements with Xinlian Information, evidencing a zero interest loan granted to them, equal to their respective capital contributions to Meidiya Investment and Yihe Investment. In the event that the loan is not renewed, then upon the expiration of its term and subject to then applicable PRC laws, the loan can be repaid only with the proceeds from the transfer of the individual shareholder’s equity interests in Meidiya Investment and Yihe Investment to Xinlian Information or another person designated by Xinlian Information. In addition, the loan agreement contains a number of covenants that restrict the actions the individual shareholder can take or cause Meidiya Investment to take, or that require the individual shareholder to take or cause Meidiya Investment to take specific actions. Subsequently, the original equity holders of Meidiya Investment and Yihe Investment entered into a credit and liability transfer agreement with the current individual shareholders of Meidiya Investment and Yihe Investment to transfer all of their rights and obligations under the loan agreements to their current individual shareholders.
Each of the individual shareholders of Xinbao Investment entered into a loan agreement with our subsidiary Ying Si Kang Information, evidencing a zero interest loan granted to them, equal to their respective capital contributions to Xinbao Investment. The terms of the loan agreement are substantially similar to those in the loan agreements described above.
Equity Pledge Agreement
Pursuant to the equity pledge agreements between (1) Yihe Investment, Xinlian Information and the equity holders of Yihe Investment; (2) Meidiya Investment, Xinlian Information and the equity holders of Meidiya Investment; and (3) Xinbao Investment, Ying Si Kang Information and the equity holders of Xinbao Investment, the equity holders of the Three PRC Affiliated Entities have pledged their equity interest in the Three PRC Affiliated Entities to Xinlian Information and Ying Si Kang Information secure his obligations under the loan agreement between (1) Yihe Investment and Xinlian Information; (2) Meidiya Investment and Xinlian Information; and (3) Xinbao Investment and Ying Si Kang Information. During the term of the equity pledge agreement, Xinlian Information and Ying Si Kang Information are entitled to all the dividends declared on the pledged equity interests.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
Power of attorney
Pursuant to the power of attorney, the nominee equity holders of the Three PRC Affiliated Entities each executed an irrevocable power of attorney appointing a person designated by Xinlian Information or Ying Si Kang Information as their attorney-in-fact to vote on their behalf on all matters of the Three PRC Affiliated Entities requiring equity holder approval under PRC laws and regulations and the articles of association of the Three PRC Affiliated Entities. If Xinlian Information or Ying Si Kang Information designate the individual shareholders of the three PRC Affiliated Entities to attend a shareholder’s meeting of the three PRC Affiliated Entities, the individual shareholder agrees to vote his shares as instructed by Xinlian Information or Ying Si Kang information.
The Articles of Association of the Three PRC Affiliated Entities state that the major rights of the equity holders include the power to review and approve annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the irrevocable power of attorney arrangement, Xinlian Information and Ying Si Kang Information have the ability to exercise effective control over the Three PRC Affiliated Entities through equity holder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management teams of the Three PRC Affiliated Entities are the same as that of Xinlian Information and Ying Si Kang Information.
These contractual arrangements allow the Group to effectively control the Three PRC Affiliated Entities and their subsidiaries and to derive substantially all of the economic benefits from them. Accordingly, the Group treats the Three PRC Affiliated Entities as VIEs and because the Group is the primary beneficiary of the Three PRC Affiliated Entities, the Group has consolidated the financial results of the Three PRC Affiliated Entities and their subsidiaries.
However, there are certain risks related to the VIEs arrangements, which include but are not limited to the following:
•	If the ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the Group could be subject to severe penalties;

•
The Group rely on contractual arrangements with the VIEs and its equity holders for substantially all of its China operations, which may not be as effective as direct ownership in providing operational control; and

•
The Group may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with the VIEs and their equity holders in the event of a breach or non-compliance by the VIEs or their equity holders.

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for VIEs. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. The Company adopted the new guidance for the year ended December 31, 2010.
The Company, through the contractual arrangements, has (1) the power to direct the activities of the VIEs that most significantly affect the VIEs’ economic performance and (2) the right to receive benefits from the VIEs. The Company will continue to consolidate the VIEs upon the adoption of the new guidance which therefore, other than for additional disclosures, has no accounting impact.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
The VIEs are principally engaged in the provision of insurance brokerage, agency and claims adjusting services in the PRC.
The financial information of the Company’s VIEs and VIEs’ subsidiaries as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 is as follows

	As of December 31,
	2009	2010
	RMB	RMB
Total assets	1,249,737	1,644,806
Total liabilities	896,406	992,668

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Net Revenues	709,536	1,062,019	1,379,040
Net Income	23,850	56,825	68,571
Net cash provided by operating activities	3,897	(7,704)	8,688
Net cash used in investing activities	(36,857)	(346,255)	(192,449)
Net cash provided by financing activities	19,577	387,749	287,846
(9) Other Payables and Accrued Expenses
Components of other payables and accrued expenses are as follows:

	As of December 31,
	2009	2010
	RMB	RMB
Consideration payables on acquisition of subsidiaries	85,380	—
Business and other tax payable	17,897	34,085
Refundable deposits from employees and agents	13,354	15,177
Audit fee	11,085	10,177
Advances from third parties	20,643	11,517
Payables for addition of office equipment, furniture and fixtures	12,593	9,799
Other professional fees	5,431	2,423
Insurance compensation claim payable to customers	3,575	2,307
Others	12,181	7,975

Total	182,139	93,460

Other payables and accrued expenses are unsecured, interest-free and repayable on demand.

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
For the years ended December 31, 2008, 2009 and 2010, the Group contributed RMB5,890, RMB16,834 and RMB24,871 respectively, to these plans.
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
Pursuant to the relevant laws and regulations in the PRC, Litian, a subsidiary of the Group is qualified as a software company and thus is are exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. Year 2010 is the first profit-making year and no provision for PRC income tax has been made in the consolidated financial statement.
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
As of December 31, 2010, the Group’s liabilities for unrecognized tax benefits totaled RMB5,519 (2009: RMB2,537) and were included in other tax liabilities. The total liabilities for unrecognized tax benefits and increase for the current period of these liabilities relate primarily to the allocations of revenue and costs among its operations.
The movements of unrecognized tax benefits are as follows:

RMB
Balance as of January 1, 2008	1,160
Gross increase in prior-period tax positions	711

Balance as of December 31, 2008	1,871
Gross increase in prior-period tax positions	666

Balance as of December 31, 2009	2,537
Gross increase in prior-period tax positions	2,982

Balance as of December 31, 2010	5,519

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
The Group is subject to taxation in the PRC. The uncertain tax positions are related to tax years that remain subject to examination by the relevant taxable authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Group’s consolidated financial statements as of December 31, 2010. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. However, based on the current lack of any examinations in progress, and the protocol of finalizing audits by the relevant tax authorities, it is not possible to estimate the impact of any amount of such changes, if any, to previously recorded uncertain tax positions. The Group’s policy is that it recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.
For PRC, tax years 2005 through 2010 still remain subject to examination by the PRC tax authorities.
Income tax expenses are comprised of the following:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Current tax expense	(65,901)	(92,117)	(95,229)
Deferred tax income (expense)	3,463	(3,501)	(1,514)

Income tax expense	(62,438)	(95,618)	(96,743)

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2009	2010
	RMB	RMB
Current deferred tax assets:
Operating loss carry forward	2,602	5,691
Less: valuation allowances	—	—

Current deferred tax asset, net	2,602	5,691

Non-current deferred tax assets:
Operating loss carry forward	5,063	5,730
Others	2,115	2,592
Less: valuation allowances	(3,377)	(1,567)

Non-current deferred tax asset, net	3,801	6,755

Total	6,403	12,446

Deferred tax liabilities:
Intangible assets, net	(19,075)	(43,513)

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
Due to the uncertainty of the level of PRC subsidiaries or VIEs’ taxable income and the lack of operating history in the VIEs, management does not believe certain subsidiaries or VIEs will generate sufficient taxable income such that it is more likely than not that the deferred tax assets will not be realized. As such, a valuation allowance has been established for these deferred tax assets as of December 31, 2009 and 2010. The Group had totally operating loss carry forwards of RMB44,381 and RMB56,645 for the years ended December 31, 2009 and 2010, respectively. Such operating loss carry forwards expire five years after the Group incurs the loss unless utilized.
Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Net income before income taxes and income of affiliates	258,169	373,858	500,169
PRC statutory tax rate	25%	25%	25%

Income tax at statutory tax rate	64,542	93,464	125,042
Expenses not deductible for tax purposes:
Entertainment	355	475	840
Salaries and employee’s benefits	118	—	—
Others	—	471	1,130
Tax exemption and tax relief:
Income tax at preferential tax rate of 18%, 20% and 22% for 2008, 2009 and 2010	(15,111)	(15,541)	(8,023)
Impact of lower tax rates in other jurisdictions	12,530	14,561	9,007
Tax holidays	—	—	(31,783)
Change in valuation allowance	(279)	1,253	(1,810)
Others	283	935	2,340

Income tax expense	62,438	95,618	96,743

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately RMB29,407 for the year ended December 31, 2010. Basic and diluted net income per share for the year ended December 31, 2010 would have been decreased to RMB0.0307 and RMB0.0297, respectively. There is no tax exemption for the year ended December 31, 2008 and 2009.
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
If the entity were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2009 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by residents in the Hong Kong SAR, the withholding tax would be 5%.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
Aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution to the Group of approximately RMB1,068,764 as of December 31, 2010 are considered to be indefinitely reinvested under ASC No.740-30, Accounting for Income Taxes — Special Areas, and accordingly, no provision for has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB106,876.
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
On October 31, 2007, the Company issued 228,287,200 new shares to the public through IPO, representing 25% of total shares outstanding as of December 31, 2007.
On July 14, 2010, the Company issued 92,000,000 new shares to the public upon its following-on offering, represent 9.2% of total shares outstanding as of December 31, 2010.
On December 3, 2010, the Company’s board of directors approved a corporate share repurchase program authorizing up to US$100,000 in ADS repurchases by June 30, 2011. As of December 31, 2010, the Company had repurchased 331,059 ADS (equal to 6,621,180 ordinary shares), representing 0.66% of the total shares outstanding as December 31, 2010, for an aggregate price of approximately US$5,604 on the open market.
During year of 2010, the Company issued 5,100,780 new shares for the exercise of options, representing 0.51% of the total shares outstanding as of December 31, 2010.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(13) Net Income per Share
The computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Basic:
Net income attributable to the Company’s shareholders	191,737	300,841	422,308

Weighted average number of ordinary shares outstanding	912,497,726	912,497,726	958,029,717

Basic net income per ordinary share	0.2101	0.3297	0.4408

Basic net income per ADS	4.2025	6.5938	8.8162

Diluted:
Net income attributable to the Company’s shareholders	191,737	300,841	422,308

Weighted average number of ordinary shares outstanding	912,497,726	912,497,726	958,029,717
Share options	4,837,664	15,814,586	32,288,811

Total	917,335,390	928,312,312	990,318,528

Diluted net income per ordinary share	0.2090	0.3241	0.4264

Diluted net income per ADS	4.1803	6.4815	8.5288

Certain share options issued during 2007 have been cancelled in 2008 and 2009. For details of the options scheme issued, please refer to note 19 to the financial statements.
(14) Distribution of Profits
As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2010. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.
The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There are no appropriations to reserves by the Company other than the Group’s subsidiaries and VIEs in the PRC during any of the periods presented. Amounts contributed to the statutory reserves were RMB103,877 and RMB136,681 as of December 31, 2009 and 2010, respectively.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(15) Related Party Balances and Transactions
The principal related party balances and transactions as of and for the years ended December 31, 2009 and 2010 are as follows:
a) Amounts due from related parties:

	As of December 31,
	2009	2010
	RMB	RMB
Amount due from an affiliate (i)	500	20,000
Amounts due from directors/officers (i)	3,637	—
Amounts due from noncontrolling shareholders (ii)	21,200	20,000

Total	25,337	40,000

b) Amounts due to related parties:

	As of December 31,
	2009	2010
	RMB	RMB
Amount due to an affiliate (i)	17,231	—
Amount due to a shareholder (i)	325	—
Amounts due to noncontrolling shareholders (iii)	1,718	37,800

Total	19,274	37,800

(i)
The amount due from/to an affiliate, amounts due from directors/officers and amount due to a shareholder were unsecured, interest-free and repayable on demand. As of December 31, 2010, amount due from an affiliate represents RMB20,000 receivable from a subsidiary of Sincere Fame. This amount was subsequently settled on January 4, 2011.

(ii)
Amounts due from noncontrolling interests were unsecured, interest free and repayable on demand. The amounts represented RMB20,000 receivable from Mr. Keping Lin (“Mr. Lin”) who committed to inject to Datong as working capital unilaterally within two years on the completion of selling Beijing Fanhua Datong Investment Management Co., Ltd. (“Datong Investment”) to the Group. Such commitment has been cancelled subsequent to year ended December 31, 2010 on selling of Datong Investment on March 25, 2011.

(iii)
As of December 31, 2010, included in amount due to noncontrolling shareholders was RMB30,000 payable to Mr. Lin, the selling shareholder of Datong Investment as Datong Investment met the year 2010 performance target. Such contingent consideration payable has been subsequently settled in 2011. The amount was unsecured, interest-free and repayable demand.

c) A subsidiary of the Company paid service charges of RMB807 and Nil to an affiliate for the year ended December 31, 2009 and 2010, respectively.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(16) Commitments and Contingencies
The Group has several non-cancelable operating leases, primarily for office rent.
Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum operating lease payments as of December 31, 2010 are:

Minimum Lease
Payment
RMB
Year ending December 31:
2011	21,251
2012	8,747
2013	5,586
2014	482
2015	72

Total	36,138

Rental expenses incurred under operating leases for the years ended December 31, 2008, 2009 and 2010 amounted to RMB12,864, RMB25,622 and RMB30,340, respectively.
As of December 31, 2009 and 2010, the Group had a commitment of RMB1,152 and RMB365, respectively, in connection with acquisition of office equipment that would be due in the following year.
The Group entered into various acquisition agreements which contain certain purchase considerations that are contingent upon future performance of the acquired companies. Please refer to Note 3 for more details.
(17) Concentrations of Credit Risk
Concentration risks
Details of the customers accounting for 10% or more of total net revenues from commissions and fees are as follows:

	Year ended December 31,
	2008	% of sales	2009	% of sales	2010	% of sales
	RMB		RMB		RMB
PICC Property and Casualty Company Limited (“PICC”)	180,595	21%	225,847	20%	275,889	19%
China Pacific Property Insurance Co., Ltd (“CPIC”)	165,879	20%	196,530	17%	202,404	14%
Aviva-Cofco Life Insurance Co., Ltd (“Aviva-Cofco”)	*	*	*	*	192,670	13%
Ping An Property & Casualty Insurance Company of China, Ltd (“Ping An”)	98,410	12%	140,057	12%	156,251	11%

	444,884	53%	562,434	49%	827,214	57%

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2009	%	2010	%
	RMB		RMB
Aviva-Cofco	26,176	14%	62,509	26%
PICC	46,539	25%	34,572	14%
Ping An	18,305	10%	*	*
CPIC	17,638	10%	*	*

	108,658	59%	97,081	40%

*	Less than 10%
The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.
The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.
Substantially all of the Group’s revenues for the three years ended December 31, 2008, 2009 and 2010 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.
Currency risk
Except for the proceeds from initial public offering and follow-on offering are in USD, substantially all of the revenue-generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People’s Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into USD or other foreign currencies. All foreign exchange transactions must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.
(18) Non-Cash Transactions
The Group entered into the following non-cash investing activities:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Considerations payable in connection with acquisition of subsidiaries	11,406	85,380	30,000
Considerations payable in connection with acquisition of an affiliate	—	17,231	—
Payables for addition of office equipment, furniture and fixtures	4,652	12,593	9,799
Net assets acquired in connection with acquisitions of subsidiaries (Note 15 (ii))	20,000	—	—

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(19) Share-based Compensation
2010 Options
On February 8, 2010, the Company granted 48,000,000 shares options (“2010 Options”) to its directors and employees to purchase ordinary share of the Company. 30% of the options are vested on March 31, 2011 (“Option E1”), 30% of the options on March 31, 2012 (“Option E2”), 20% of the options on March 31, 2013 (“Option E3”), and remaining 20% on March 31, 2014 (“Option E4”). The expiration date of the 2010 Options is March 31, 2016. The 2010 Options has an exercise price of US$0.8395 (RMB5.7308) per ordinary share, equal to price per ordinary share quoted on Nasdaq Global Select Market at the date of the passing resolutions, as determined by using the Black-Scholes option pricing model. There is no intrinsic value of the option as of the date of grant. For the year ended December 31, 2010, share-based compensation expenses of RMB16,653 was recognized in connection with the 2010 Options.
The assumptions used in determining the fair value of the 2010 Options were as follows:

	Option E1	Option E2	Option E3	Option E4
Weight average assumptions — expected dividend yield	1.31%	1.31%	1.31%	1.31%
Risk-free interest rate	2.35%	2.61%	2.82%	3.06%
Expected life	3.64 years	4.14 years	4.64 years	5.14 years
Expected volatility	34.91%	33.7%	32.62%	31.82%
As of December 31, 2010, no 2010 Options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.
2009 Options
On March 9, 2009, the Company granted 10,000,000 shares options (“2009 Options”) to its employees to purchase ordinary share of the Company. 30% of the options are vested on March 31, 2010 (“Option D1”), 30% of the options on March 31, 2011 (“Option D2”), 20% of the options on March 31, 2012 (“Option D3”), and remaining 20% on March 31, 2013 (“Option D4”). The expiration date of the 2009 Options is March 31, 2015. The 2009 Options has an exercise price of US$0.336 (RMB2.2982) per ordinary share, equal to price per ordinary share quoted on Nasdaq Global Select Market at the date of the passing resolutions, as determined by using the Black-Scholes option pricing model. There is no intrinsic value of the option as of the date of grant. For the year ended December 31, 2009 and 2010, share-based compensation expenses of RMB1,497 and RMB1,479 was recognized in connection with the 2009 Options.
The assumptions used in determining the fair value of the 2009 Options were as follows:

	Option D1	Option D2	Option D3	Option D4
Weight average assumptions — expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.35%	3.51%	3.55%	3.61%
Expected life	3.56 years	4.06 years	4.56 years	5.06 years
Expected volatility	33.0%	31.9%	32.2%	31.2%
As of December 31, 2010, 772,500 shares of 2009 Options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
2008 Options
On November 21, 2008, the Company granted 32,000,000 share options to certain directors and employees of the Company (“2008 Options”). 30% of the options are vested on March 31, 2010 (“Option C1”), 30% of the options on March 31, 2011 (“Option C2”), 20% of the options on March 31, 2012 (“Option C3”), and remaining 20% on March 31, 2013 (“Option C4”). The expiration date of the 2008 Options is March 31, 2015. The 2008 Options has an exercise price of US$0.278 (RMB1.8967), equal to the fair value of the Company’s share price at the grant date, as determined by using the Black-Scholes option pricing model. There is no intrinsic value of the option as of the date of grant. For the years ended December 31, 2009 and 2010, share-based compensation expenses of RMB4,269 and RMB4,079 was recognized in connection with 2008 Options.
The assumptions used in determining the fair value of the 2008 Options were as follows:

	Option C1	Option C2	Option C3	Option C4
Weight average assumptions — expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.70%	3.71%	3.93%	4.07%
Expected life	3.86 years	4.36 years	4.86 years	5.36 years
Expected volatility	28.2%	28.9%	28.0%	27.6%
As of December 31, 2010, 2,328,280 shares in 2008 Options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.
2007 Options
(a) Option A
On February 3, 2007, CISG granted share options (“2007 Option A”) to the Company’s former Chief Financial Officer, Mr. David Tang to purchase 5,473,684 ordinary shares. The shares grant represents 0.8% of the issued share capital of CISG on a fully diluted basis upon full exercise of all outstanding options. The options vest over two-year period, with 40% of the options vest upon public listing of the Company and 30% on each of the first and second anniversary of his employment. The 2007 Option A has an exercise price of RMB2.3214 per ordinary share, equal to the fair value of CISG’s share price at the grant date, as determined by using the Black-Scholes option pricing model. The management of the Company determined the value of the Company’s share as of January 31, 2007, with the assistance of a third party valuation company. There is no intrinsic value of the option as of the date of grant.
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
As of December 31, 2010, 2,000,000 shares in 2007 Option A had been exercised.

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
For the years ended December 31, 2009 and 2010, share-based compensation expenses of RMB1,787 and nil was recognized in connection with 2007 Option B, respectively.
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
For the three years ended December 31, 2010, changes in the status of outstanding options were as follows:

		Weighted
	No. of Shares	average	Aggregate
	underlying	exercise price in	Intrinsic Value
	options granted	RMB	RMB
Balance as of December 31, 2008	39,492,631	2.2305	30,330
Granted on March 9, 2009	10,000,000	2.2982
Exercised	—	—
Cancelled	(2,360,600)	5.8437
Forfeited	(565,400)	5.2703

Balance as of December 31, 2009	46,566,631	2.0250	224,835
Granted on February 8, 2010	48,000,000	5.7308
Exercised	(5,100,780)	2.1240
Cancelled	—	—
Forfeited	(1,446,410)	2.1513

Balance as of December 31, 2010	88,019,441	4.0381	146,782

Exercisable as of December 31, 2010	11,853,681	2.0618	43,193

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
As of December 31, 2010, there were totally 76,165,760 outstanding unvested options. As of December 31, 2009 and 2010, there was RMB19,581 and RMB71,680, respectively, of total unrecognized compensation cost related to non-vested share options granted in 2009 and 2010.
The following table summarizes information about the Company’s share option plans for the years ended December 31, 2008, 2009 and 2010:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Weighted-average grant-date fair value of options granted	0.5790	0.7208	1.5770
Total intrinsic value of options exercised	—	—	32,465
Total fair value of share options vested	3,414	—	7,526
The following table summarizes information about the Company’s stock option plans as of December 31, 2010:

		Weighted Average
		Remaining	Weighted average
		Contractual Life	exercise price in
	Options outstanding	(Years)	RMB	Options Exercisable
2010 Options	48,000,000	4.25	5.7308	—
2009 Options	8,272,170	3.25	2.2982	2,068,770
2008 Options	29,094,640	3.26	1.8967	7,132,280
2007 Option A	2,652,631	6.0	2.3214	2,652,631

Total	88,019,441			11,853,681

(20) Restricted Net Assets
Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. As of December 31, 2009 and 2010, the Company had restricted net assets of RMB1,233,052 and RMB1,490,552, respectively, which were not eligible to be distributed. These amounts were comprised of the registered capital of the Company’s PRC subsidiaries and the statutory reserves disclosed in Note 14.
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
The following table shows our operations by business segment for the years ended December 31, 2008, 2009 and 2010. Other includes expenses not allocated to reportable segments and corporate related items.

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Net revenues
P&C	599,353	783,220	821,259	124,433
Life	154,174	177,713	235,584	35,695
Claims Adjusting	89,012	140,670	177,094	26,832
Datong	1,423	53,248	251,092	38,044

Total net revenues	843,962	1,154,851	1,485,029	225,004

Operating costs and expenses
P&C	(319,776)	(408,643)	(389,266)	(58,980)
Life	(127,634)	(158,804)	(194,612)	(29,487)
Claims Adjusting	(70,961)	(121,753)	(156,825)	(23,761)
Datong	(5,837)	(72,281)	(214,001)	(32,424)
Others	(109,954)	(67,174)	(98,710)	(14,956)

Total operating costs and expenses	(634,162)	(828,655)	(1,053,414)	(159,608)

Income (loss) from operations
P&C	279,577	374,577	431,993	65,453
Life	26,540	18,909	40,972	6,208
Claims Adjusting	18,051	18,917	20,269	3,071
Datong	(4,414)	(19,033)	37,091	5,620
Others	(109,954)	(67,174)	(98,710)	(14,956)

Total income from operations	209,800	326,196	431,615	65,396

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$

Segment assets
P&C	956,836	1,876,999	284,394
Life	120,860	175,064	26,525
Claims Adjusting	174,425	175,777	26,633
Datong	169,507	282,799	42,848
Others	1,124,337	1,343,817	203,608

Total assets	2,545,965	3,854,456	584,008

CNINSURE INC.
Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)
(22) Subsequent Events
(a)
On March 25, 2011, the Company announced that it has reached definitive agreements to sell its 55% equity interest in Datong to an independent third party at a cash consideration of approximately US$63,690. In addition, Datong agreed to pay a cash dividend of RMB10,000 exclusively to the Company. The transaction has been completed on March 25, 2011.

(b)
On February 15, 2011, the Company entered into an agreement to waive the selling shareholders of Fanlian, Mintai, Baolian and Fangda to transfer 5% interest in Fanlian, Mintai, Baolian and Fangda if these entities fails to meet performance target as described in note (3)(a).

(c)
On April 28, 2011, our board of directors approved the grant of options to purchase an aggregate of 28,400,000 ordinary shares to certain directors, officers and employees pursuant to the amended and restated 2007 Share Incentive Plan. The exercise price of these options is US$0.734 per ordinary share equal to the closing price of ADS at grant date. These options will vest over a four-year period starting from March 31, 2012.

CNINSURE INC.
SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY
Balance Sheets
(In thousands, except for shares)

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	43,490	109,393	16,575
Other receivables	3,057	2,034	308
Amounts due from subsidiaries	1,011,289	1,539,092	233,196

Total current assets	1,057,836	1,650,519	250,079
Non-current assets:
Investment in subsidiaries	947,610	1,436,221	217,609

Total assets	2,005,446	3,086,740	467,688

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables	10,030	12,557	1,903
Amounts due to subsidiaries	3,608	13,199	2,000

Total liabilities	13,638	25,756	3,903
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 912,497,726 and 1,002,977,326 as of December 31, 2009 and 2010, respectively)	7,036	7,649	1,159
Additional paid-in capital	1,604,774	2,261,849	342,704
Statutory reserves	103,877	136,681	20,709
Retained earnings	348,663	738,165	111,843
Accumulated other comprehensive loss	(72,542)	(83,360)	(12,630)

Total shareholders’ equity	1,991,808	3,060,984	463,785

Total liabilities and shareholders’ equity	2,005,446	3,086,740	467,688

CNINSURE INC.
SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)
Statements of Operations
(In thousands)

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
General and administrative expenses	(63,757)	(18,749)	(26,705)	(4,046)
Interest income	17,089	896	450	68
Equity in earnings of subsidiaries	238,405	318,694	448,563	67,964

Net income	191,737	300,841	422,308	63,986

CNINSURE INC.
SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)
Statements of Equity and Comprehensive Income (Loss)
(In thousands, except for shares)

					(Accumulated	Accumulated
	Share Capital		Additional		deficit)	other
	Number of		Paid-in	Statutory	retained	comprehensive (loss)		Comprehensive
	Share	Amounts	Capital	Reserves	earnings	income	Total	(loss) income
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008	912,497,726	7,036	1,621,064	47,903	(87,941)	(21,150)	1,566,912	132,387

Share-based compensation	—	—	45,659	—	—	—	45,659
Net income	—	—	—	—	191,737	—	191,737	191,737
Provision for statutory reserves	—	—	—	23,334	(23,334)	—	—
Foreign currency translation	—	—	—	—	—	(52,660)	(52,660)	(52,660)

Balance as of December 31, 2008	912,497,726	7,036	1,666,723	71,237	80,462	(73,810)	1,751,648	139,077

Share-based compensation	—	—	6,609	—	—	—	6,609
Net income	—	—	—	—	300,841	—	300,841	300,841
Dividends	—	—	(68,558)	—	—	—	(68,558)
Provision for statutory reserves	—	—	—	32,640	(32,640)	—	—
Foreign currency translation	—	—	—	—	—	1,268	1,268	1,268

Balance as of December 31, 2009	912,497,726	7,036	1,604,774	103,877	348,663	(72,542)	1,991,808	302,109
Issuance of ordinary shares upon follow-on offering	92,000,000	623	743,144	—	—	—	743,767
Exercise of share options	5,100,780	34	10,041	—	—	—	10,075
Repurchase of ordinary shares	(6,621,180)	(44)	(37,243)	—	—	—	(37,287)
Share-based compensation	—	—	22,211	—	—	—	22,211
Net income	—	—	—		422,308	—	422,308	422,308
Dividends	—	—	(80,985)	—	—	—	(80,985)
Provision for statutory reserves	—	—	—	32,806	(32,806)	—	—
Foreign currency translation	—	—	—	—	—	(10,818)	(10,818)	(10,818)
Others	—	—	(93)	(2)	—	—	(95)

Balance as of December 31, 2010	1,002,977,326	7,649	2,261,849	136,681	738,165	(83,360)	3,060,984	411,490

Balance as of December 31, 2010 in US$		1,159	342,704	20,709	111,843	(12,630)	463,785	62,347

CNINSURE INC.
SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)
Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	191,737	300,841	422,308	63,986
Adjustments to reconcile net income to net cash generated from operating activities:
Equity in earnings of subsidiaries	(238,405)	(318,694)	(448,563)	(67,964)
Compensation expenses associated with stock options	45,659	6,609	22,211	3,365
Changes in operating assets and liabilities:
Other receivables	2,004	(459)	1,023	155
Other payables	8,564	(2,547)	2,527	383

Net cash generated from (used in) operating activities	9,559	(14,250)	(494)	(75)

Cash flows from investing activities
Increase in investment in subsidiaries	(36,989)	(5,653)	(40,143)	(6,082)
Advances to subsidiaries	(664,893)	(198,132)	(518,212)	(78,517)

Net cash used in investing activities	(701,882)	(203,785)	(558,355)	(84,599)

Cash flows from financing activities:
Proceeds from share issuances	—	—	743,767	112,692
Proceeds on exercise of stock options	—	—	10,075	1,527
Share repurchase	—	—	(37,287)	(5,650)
Dividends paid	—	(68,558)	(80,985)	(12,270)

Net cash generated from (used in) financing activities	—	(68,558)	635,570	96,299

Net increase (decrease) in cash and cash equivalents	(692,323)	(286,593)	76,721	11,625
Cash and cash equivalents at beginning of year	1,073,798	328,815	43,490	6,588
Effect of exchange rate changes on cash and cash equivalents	(52,660)	1,268	(10,818)	(1,638)

Cash and cash equivalents at end of year	328,815	43,490	109,393	16,575

CNINSURE INC.
Note to Schedule 1
(In thousands, except for shares)
Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as if the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2010, RMB1,490,552 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company has been presented for the years ended December 31, 2009 and 2010.
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