Form 20-F/A
period 2010-12-31
CNINSURE INC.
filed 2011-06-03
CIK 1413855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F
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
Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Explanatory Note	2

Item 19. Exhibits	3

Signature	7

EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

EXPLANATORY NOTE
This Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2010, originally filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2011 (the “Original Report”), is being filed solely for the purpose of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.
Exhibit 101 provides the following financial information from our Original Report, formatted in eXtensible Business Reporting Language:
(i)	Consolidated Balance Sheets as of December 31, 2009 and 2010;

(ii)	Consolidated Statements of Operations for the Years Ended December 31, 2008, 2009 and 2010;

(iii)	Consolidated Statements of Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2008, 2009 and 2010;

(iv)	Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2009 and 2010;

(v)	Notes to Consolidated Financial Statements; and

(vi)	Schedule 1—Condensed Financial Statements of CNinsure Inc.
It should be noted that the amounts in the section of “Notes to the Consolidated Financial Statements” of the Interactive Data Files are in thousands, except for shares and per share data.
Other than as expressly set forth above, no part of the Original Report is being amended. Accordingly, other than as discussed above, this Amendment No. 1 does not include any unchanged portions of the Original Report and does not modify or update the disclosure therein in any way. As a result, this Amendment No. 1 continues to speak as of May 4, 2011.
Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

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

Exhibit
Number		Description of Document
4.18	*
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

Exhibit
Number		Description of Document
4.32	*	English translation of Share Transfer Agreement dated March 24, 2011 between Guangdong Meidiya Investment Co., Ltd. and Beijing Min Si Lian Hua Investment Management Co., Ltd.

4.33	*
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

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Maples and Calder

15.2	*	Consent of Commerce & Finance Law Offices

15.3	*	Consent of Deloitte Touche Tohmatsu

101	**	Financial information from Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on May 4, 2011, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2009 and 2010; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2008, 2009 and 2010; (iii) Consolidated Statements of Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2008, 2009 and 2010; (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2009 and 2010; (v) Notes to Consolidated Financial Statements; and (vi) Schedule 1—Condensed Financial Statements of CNinsure Inc. (See Explanatory Note to this Amendment No. 1 on Form 20-F/A.)

*	Previously filed with the Original Report

**	Submitted electronically herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A to its Annual Report on its behalf.

CNINSURE INC.
By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Chairman and Chief Executive Officer
Date: June 3, 2011