Form 20-F
period 2011-12-31
CNINSURE INC.
filed 2012-04-24
CIK 1413855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

*Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing 20 ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,003,270,326 ordinary shares, par value US$0.001 per share as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

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

•                       all references to “RMB” or “Renminbi” are to the legal currency of China, all references to “US$” and “U.S. dollars” are to the legal currency of the United States and all references to “HK$” and  “HK dollars” are to the legal currency of the Hong Kong Special Administrative Region; and

•                       all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

•                       the anticipated growth of our e-commerce business;

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

PART I

Item 1.                         Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                         Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                         Key Information

A.               Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this annual report.

On March 25, 2011, we disposed of our 55% equity interest in Datong International Holding Limited and its subsidiaries, or Datong, which were primarily engaged in the distribution of life insurance products. Following the sale of Datong, we present our financial results for the years ended December 2008, 2009, 2010 and 2011 on both a continuing and discontinued basis. Revenues, expenses, assets and liabilities related to Datong for the years ended December 31, 2008, 2009, 2010 and 2011 have been carved out from the audited consolidated financial statements. Profits and losses related to Datong were presented as discontinued operations while profits and losses for the remaining business were presented as continuing operations. In this annual report, our consolidated financial information for 2007 through 2011 refers collectively to our consolidated financial information for the years ended December 31, 2007, 2008, 2009, 2010 and 2011. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except shares, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues:
Commissions and fees	446,929	841,684	1,100,842	1,233,297	1,510,886	240,056
Other service fees	1,216	855	761	640	5,789	920
Total net revenues	448,145	842,539	1,101,603	1,233,937	1,516,675	240,976
Operating costs and expenses:
Commissions and fees	(232,550)	(435,741)	(549,981)	(541,239)	(796,843)	(126,606)
Selling expenses	(9,514)	(17,149)	(41,442)	(60,055)	(77,802)	(12,361)
General and administrative expenses(1)	(68,177)	(175,652)	(164,951)	(233,518)	(333,281)	(52,953)
Impairment loss on goodwill and intangible assets	—	—	—	(4,600)	(1,057,522)	(168,023)
Total operating costs and expenses	(310,241)	(628,542)	(756,374)	(839,412)	(2,265,448)	(359,943)
Income (loss) from operations	137,904	213,997	345,229	394,525	(748,773)	(118,967)
Other income, net:
Gain on disposal of investment in a subsidiary	—	525	—	—	—	—
Investment income	—	—	18,905	41,244	—	—
Interest income	16,235	47,948	33,203	26,771	52,031	8,267
Interest expense	(25)	(95)	(4)	(5)	—	—
Others, net	(2)	(29)	1,534	351	22,436	3,564
Changes in fair value of contingent consideration payables	—	—	(5,946)	—	—	—
Income (loss) from continuing operation before income taxes and income of affiliates and discontinued operations	154,112	262,346	392,921	462,886	(674,306)	(107,136)
Income tax expense	(3,178)	(64,111)	(97,309)	(89,125)	(84,030)	(13,351)
Share of income of affiliates	—	135	774	12,904	14,246	2,263
Net income (loss) from continuing operations	150,934	198,370	296,386	386,665	(744,090)	(118,224)
Net income (loss) from discontinued operations, net of tax	—	(2,504)	(17,372)	29,665	127,553	20,266
Net income (loss)	150,934	195,866	279,014	416,330	(616,537)	(97,958)
Less: Net income (loss) attributable to the noncontrolling interests	(2,424)	4,129	(21,827)	(5,978)	(317,163)	(50,392)
Net income (loss) attributable to the Company’s shareholders	153,358	191,737	300,841	422,308	(299,374)	(47,566)
Net income (loss) per share (giving effect to the 10,000-for-1 share exchange in 2007):
Basic:
Net income (loss) from continuing operations	0.2178	0.2144	0.3308	0.4098	(0.4257)	(0.0676)
Net income (loss) from discontinued operations	—	(0.0043)	(0.0011)	0.0310	0.1272	0.0202
Net income (loss)	0.2178	0.2101	0.3297	0.4408	(0.2985)	(0.0474)
Diluted:
Net income (loss) from continuing operations	0.2143	0.2132	0.3251	0.3965	(0.4257)	(0.0676)
Net income (loss) from discontinued operations	—	(0.0042)	(0.0010)	0.0299	0.1272	0.0202
Net income (loss)	0.2143	0.2090	0.3241	0.4264	(0.2985)	(0.0474)

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
Net income (loss) per ADS:

Basic:
Net income (loss) from continuing operations	4.3551	4.2875	6.6153	8.1969	(8.5140)	(1.3528)
Net income (loss) from discontinued operations	—	(0.0850)	(0.0215)	0.6193	2.5433	0.4042
Net income (loss)	4.3551	4.2025	6.5938	8.8162	(5.9707)	(0.9486)
Diluted:
Net income (loss) from continuing operations	4.2858	4.2648	6.5026	7.9297	(8.5140)	(1.3528)
Net income (loss) from discontinued operations	—	(0.0845)	(0.0211)	0.5991	2.5433	0.4042
Net income (loss)	4.2858	4.1803	6.4815	8.5288	(5.9707)	(0.9486)
Shares used in calculating net income (loss) per share (giving effect to the 10,000-for-1 share exchange in 2007):
Basic	704,273,232	912,497,726	912,497,726	958,029,717	1,002,810,673	1,002,810,673
Diluted	715,649,950	917,335,390	928,312,312	990,318,528	1,002,810,673	1,002,810,673
Dividends declared per share(2)	0.1023	—	0.075	0.089	—	—

(1)       Including share-based compensation expenses of RMB5.0 million, RMB45.7 million, RMB7.6 million, RMB22.2 million and RMB57.0 million (US$9.1 million) for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively;

(2)       The 2007 dividends were declared in 2007. These dividends were not paid at the time they were declared. In 2007, we paid all of the previously declared but unpaid dividends totaling approximately RMB140.0 million. A dividend of US$0.22 per ADS was declared on May 21, 2009, payable to our shareholders of record as of the close of business on June 26, 2009. Dividend of US$0.26 per ADS was declared on April 23, 2010, payable to our shareholders of record as of the close of business on May 20, 2010.

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,544,817	1,510,432	1,457,890	1,924,884	2,222,160	353,066
Total current assets	1,608,256	1,876,883	1,727,499	2,302,425	2,898,414	460,512
Total assets	1,640,164	2,046,515	2,545,965	3,854,456	3,280,996	521,298
Total current liabilities	53,337	190,222	337,648	288,361	328,309	52,164
Total liabilities	54,928	200,444	359,260	337,393	402,001	63,872
Noncontrolling interests	18,324	94,423	194,897	456,079	124,948	19,852
Total equity	1,585,236	1,846,071	2,186,705	3,517,063	2,878,995	457,426
Total liabilities and shareholders’ equity	1,640,164	2,046,515	2,545,965	3,854,456	3,280,996	521,298

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB 6.2939 to US$1.00, the noon buying rate in effect as of December 30, 2011 in The City of New York for cable transfers of RMB, as set forth in H.10 weekly statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 20, 2012, the noon buying rate was RMB 6.3080 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	Noon Buying Rate
	(RMB per US$1.00)
Period	Period End	Average(1)	Low	High

2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20)	6.3080	6.3052	6.3150	6.2975

Source: H.10 weekly statistical release of the Federal Reserve Board

(1)          Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.                 Capitalization and Indebtedness

Not Applicable.

C.                 Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                Risk Factors

Risks Related to Our Business and Our Industry

If our investment in e-commerce business is not successful, our business and results of operations may be adversely affected.

On January 1, 2012, we launched an insurance comparison website under the name of Baowang (www.baoxian.com) that allows customers to compare a wide range of insurance products from various insurance carriers across price, services and policy benefits and that facilitates the full transaction process from quote comparison and application to online payment. In the next few years, we intend to continue to devote significant resources to refining the IT infrastructure of the insurance comparison website and to building brand awareness. However, our efforts to develop this new business may not be successful or yield the benefits that we anticipate due to our limited experience in the online insurance distribution business. In addition, our expansion may depend on a number of factors, many of which are beyond our control, including but not limited to:

•                       the effectiveness of our marketing campaign to build brand recognition among consumers and our ability to attract and retain customers;

•                       the acceptance of third-party e-commerce platform as an effective channel for underwriters to distribute their insurance products;

•                       public concerns over security of e-commerce transactions and confidentiality of information;

•                       increased competition from insurance companies which directly sell insurance products through their own websites and call centers, portal websites which provide insurance product information and links to insurance companies’ websites and other professional insurance intermediary companies which may launch independent websites in the future; and

•                       further development and changes in applicable rules and regulations which may increase our operating costs and expenses, impede the execution of our business plan or change the competitive landscape.

On September 20, 2011, the China Insurance Regulatory Commission, or CIRC, promulgated the Provisional Regulations on the Internet Insurance Business of Insurance Agencies and Brokerages, or Provisional Regulations, effective January 1, 2012, which sets forth the qualification requirements and procedures for insurance intermediaries to operate internet insurance businesses in China. Since online insurance distribution has emerged only recently in China and is evolving rapidly, the CIRC may implement new laws and regulations to govern this sector from time to time. Although we have obtained necessary approvals and licenses and meet qualification requirements for the operation of the Provisional Regulations, we cannot assure you that our operation will always be consistent with the changes and further development of regulations applicable to us or we will be able to obtain necessary approvals and licenses as required on a timely basis.

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

A substantial portion of our sales of property and casualty insurance products and all our sales of life insurance products are conducted through our individual sales agents, who are not our employees. Some of these sales agents are significantly more productive than others in generating sales. In recent years, some entrepreneurial management staff or senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We refer to these individuals as entrepreneurial agents. An entrepreneurial agent is usually able to assemble and lead a team of sales agents. We have been actively recruiting and will continue to recruit entrepreneurial agents to join our distribution and service network as our sales agents. Entrepreneurial agents have been instrumental to the development of our life insurance business. In addition, we rely entirely on our in-house claims adjustors to provide claims adjusting services. Because claims adjusting requires technical skills, the technical competence of claims adjustors is essential to establishing and maintaining our brand image and relationships with our customers. If we are unable to attract and retain the core group of highly productive sales agents, particularly entrepreneurial agents, and qualified claims adjustors, our business could be materially and adversely affected. Competition for sales personnel and claims adjustors from insurance companies and other insurance intermediaries may also force us to increase the compensation of our sales agents, in-house sales representatives and claims adjustors, which would increase operating costs and reduce our profitability.

Our business and prospects could be materially and adversely affected if we are not able to manage our growth successfully.

We commenced our insurance intermediary business in 1999 and have expanded our operations substantially in recent years. Our distribution and service networks expanded from one company in one province to 41 insurance agencies, three insurance brokerages, three claims adjusting firms, one online insurance service company, one wealth management service company and one automobile service company in 26 provinces as of March 31, 2012. Meanwhile, we have broadened our service offerings from the distribution of only automobile insurance products to cover a wide variety of property and casualty insurance and life insurance products, insurance claims adjusting services, consumer financial services and wealth management products and services. We anticipate continued growth in the future through multiple means. Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. To manage and support our continued growth, we must continue to improve our operational, administrative, financial and technological systems, procedures and controls, and expand, train and manage our growing employee and agent base. Furthermore, our management will be required to maintain and expand our relationships with insurance companies, other insurance intermediaries, regulators and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to effectively and efficiently manage our expansion could materially and adversely affect our ability to capitalize on new business opportunities, which in turn could have a material adverse effect on our results of operations.

We are in the process of implementing a strategic transformation plan, which if not successful could have a material adverse effect on our business.

In light of the challenges we face in 2012, we intend to implement a strategic transformation plan. As part of this plan, we will focus our efforts mainly on the following areas:

•                  concentrating resources on key cities and cutting back our presence in regions at or below the county level;

•                  shifting to high value-added businesses;

•                  encouraging innovation in product design in order to meet the rising demands of medium-to-high-end customers for diversified financial services and products and avoid homogeneous competition;

•                  building a customer-centric integrated e-commerce platform;

•                  targeting medium-to-high-end customers by establishing a professional and high-caliber sales team specialized in providing financial advisory services; and

•                  adopting specialized distribution channels to sell homogeneous products by consolidating market resources, in particular, from ancillary insurance intermediaries.

As we implement these strategic moves, we may experience a slowdown in growth during the coming two to three years, While we believe that the transformation plan will reinforce our long-term competitiveness we cannot guarantee that this will be the case.

We have been named as a defendant in certain purported shareholder class action lawsuits that could have a material adverse impact on our operating results and financial condition.

We are currently a defendant in a class action lawsuit as described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. An unfavorable outcome from this lawsuit could have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. The litigation process may utilize a material portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business.  In addition, we may become the subject of unfavorable market reports which may increase the likelihood of future litigation.

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

The professional insurance intermediary sector in China is still at its early stage of development, and is fragmented with over 2,500 professional insurance intermediaries, most of which are small and do not have effective management mechanisms. Acquisitions in the professional insurance intermediary sector involve substantial risks. We have adopted two acquisition models to target insurance intermediary companies in different development stages. For mature insurance intermediary companies, we tend to acquire a majority equity interest directly from management who will be holding the remaining equity interest of the acquired entities. For acquisitions of small businesses, which generally carry higher risks, including potential legal risks and hidden tax or debt liabilities, we previously partnered with a third-party venture capital fund investing in start-up companies in the financial services industry. While this arrangement reduced the risks and costs of our acquisitions in past years, in order to simplify our acquisition model we decided to cease acquiring small businesses in cooperation with the third-party venture capital fund. Going forward our future acquisition targets may be limited to relatively mature insurance intermediary companies or we may have to develop start-up companies by ourselves, which can be time-consuming and may slow down our acquisition pace. In addition, we may have to bear all risks and losses if any of these acquisitions fail to be profitable. Although we have accumulated experience from our previous acquisitions, there is no assurance that we can identify and remove all risks and make future acquisitions in an efficient and cost-effective manner, which might have an adverse impact on our growth and results of operations.

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

When we acquire a business, a substantial portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable tangible assets acquired. As of December 31, 2011, goodwill represented RMB78.6 million (US$12.5 million), or 2.7% of our total shareholders’ equity, and other net intangible assets represented RMB58.1 million (US$9.2 million), or 2.0% of our total shareholders’ equity. Management performs impairment assessment annually and we recognized an impairment loss of RMB1.1 billion (US$168.0 million) in goodwill and intangible assets in 2011. This impairment loss reflected the expected adverse impact of the overall economic uncertainties in China, growth slowdown within the Chinese insurance market and our strategic business transition on our earnings in the next two to three years.

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

We are engaged in the insurance agency, brokerage and claims adjusting business and derive revenues primarily from commissions and fees paid by the insurance companies whose policies our customers purchase and to whom we provide claims adjusting services. The commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge or the amount recovered from insurance companies. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies. These factors, which are not within our control, include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products such as government benefits and self-insurance plans, as well as the tax deductibility of commissions and fees and the consumers themselves. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by CIRC.

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

We primarily act as agents for insurance companies in distributing their products to retail customers. We also provide claims adjusting services principally to insurance companies. Our relationships with the insurance companies are governed by agreements between us and the insurance companies. We have entered into strategic partnership agreements with most of our major insurance company partners for the distribution of life, property and casualty insurance products and the provision of claims adjusting services at the corporate headquarters level. While this approach allows us to obtain more favorable terms from insurance companies by combining the sales volumes of our affiliated insurance agencies and brokerages, it also means that the termination of a major contract could have a material adverse effect on our business. Under the framework of the headquarter-to-headquarter agreements, our affiliated insurance agencies, brokerages and claims adjusting firms generally also enter into contracts at a local level with the respective provincial, city and district branches of the insurance companies. Generally, each branch of these insurance companies has independent authority to enter into contracts with our affiliated insurance agencies, brokerages and claims adjusting firms, and the termination of a contract with one branch has no significant effect on our contracts with the other branches. See “Item 4. Information on the Company—B. Business Overview—Insurance Company Partners.” These contracts establish, among other things, the scope of our authority, the pricing of the insurance products we distribute and our fee rates. These contracts typically have a term of one year and some of them can be terminated by the insurance companies with little advance notice. Moreover, before or upon expiration of a contract, the insurance company that is a party to that contract may agree to renew it only with changes in its terms, including the amount of commissions and fees we receive, which could reduce our revenues from that contract.

For the year ended December 31, 2011, our top five insurance company partners were PICC Property and Casualty Company Limited, or PICC, China Pacific Property Insurance Co., Ltd., or CPIC, Ping An Property & Casualty Insurance Company of China, Ltd., or Ping An, AVIVA-COFCO Life Insurance Co., Ltd., or AVIVA-COFCO, and Tianping Auto Insurance Co., Ltd.. Among them, PICC, CPIC and Ping An each accounted for more than 10% of our total net revenues in 2011 with PICC accounting for 21.9%, CPIC accounting for 12.2%, and Ping An accounting for 12.0% of our total net revenues. The termination of our contracts with insurance companies that in aggregate account for a significant portion of our business, or changes to material terms of these contracts, could adversely affect our business and operating results.

Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.

We currently operate through affiliated insurance agencies, brokerages and claims adjusting firms located in 26 provinces in China. These companies report their results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of negative business developments such as losses of relationships with insurance companies, regulatory inquiries or any other negative events, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

Our dependence on the founders and key managers of firms that we acquire may limit our ability to effectively manage our business.

In the acquisitions we have completed to date, the founders and key managers of the acquired firms continue to manage the acquired businesses. They are responsible for ordinary course operational decisions, including personnel and office location, subject to our oversight. They also maintain the primary relationship with customers and the local branches of insurance companies. Although we maintain internal controls to oversee our nationwide operations, this operating structure exposes us to the risk of losses resulting from day-to-day decisions of the managers of the acquired firms. Unsatisfactory performance by these managers could hinder our ability to grow and could have a material adverse effect on our business.

Our future success depends on the continuing efforts of our senior management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team and other key personnel, in particular, Mr. Chunlin Wang, our chief executive officer, Mr. Qiuping Lai, our president, and Mr. Peng Ge, our chief financial officer. If one or more of our senior executives or other key personnel, are unable or unwilling to continue in their present positions, we may not be able to replace them easily, or at all. As such, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. As is customary in the PRC, we do not have insurance coverage for the loss of our senior management team or other key personnel.

In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, sensitive trade information, key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us which contains confidentiality and non-competition provisions. These agreements generally have an initial term of three years, and are automatically extended for successive one-year terms unless terminated earlier pursuant to the terms of the agreement. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements” for a more detailed description of the key terms of these employment agreements. If any disputes arise between any of our senior executives or key personnel and us, we cannot assure you of the extent to which any of these agreements may be enforced.

Salesperson and employee misconduct is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.

Salesperson and employee misconduct could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:

•                       making misrepresentations when marketing or selling insurance products to customers;

•                       hindering insurance applicants from making full and accurate mandatory disclosures or inducing applicants to make misrepresentations;

•                       hiding or falsifying material information in relation to insurance contracts;

•                       fabricating or altering insurance contracts without authorization from relevant parties, selling false policies, or providing false documents on behalf of the applicants;

•                       falsifying insurance agency business or fraudulently returning insurance policies to obtain commissions;

•                       colluding with applicants, insureds, or beneficiaries to obtain insurance benefits;

•                       engaging in false claims; or

•                       otherwise not complying with laws and regulations or our control policies or procedures.

We cannot always deter salesperson or employee misconduct, and the precautions we take to prevent and detect these activities may not be effective in all cases. We cannot assure you, therefore, that salesperson or employee misconduct will not lead to a material adverse effect on our business, results of operations or financial condition.

All of our personnel engaging in insurance agency, brokering or claims adjusting activities are required under relevant PRC regulations to have a qualification certificate issued by the CIRC. If these qualification requirements are strictly enforced in the future, our business may be materially and adversely affected.

All of our personnel who engage in insurance agency, brokering and claims adjusting activities are required under relevant PRC regulations to obtain a qualification certificate from the CIRC. See “Item 4. Information on the Company—B. Business Overview—Regulation.” In addition, we understand that the CIRC requires that every individual agent carry the qualification certificate and other credentials showing specified information when conducting agency business. Under the relevant PRC regulations, an insurance agency, brokerage or claims adjusting firm that retains unqualified personnel to engage in insurance intermediary activities may be fined up to RMB10,000 per agency. Pursuant to the consultation papers on the Supervision of Insurance Sales Practitioners, Insurance Brokers and Claims Adjustors issued by the CIRC in April 2011, the fine may increase up to RMB30,000 per agency. As of March 31, 2012, approximately 86% of our sales professionals had received a qualification certificate. If more local CIRC agencies were to strictly enforce these regulations in the future, and if a substantial number of our sales forces remain unqualified, our business may be adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance professionals to obtain the necessary CIRC qualification certificate. Such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

The fee-based revenue scheme adopted by several of our affiliated property and casualty insurance agencies may be subject to challenge by the PRC tax authorities.

From the second quarter of 2009 to the first quarter of 2011, several of our affiliated property and casualty insurance agencies had adopted a trial fee-based revenue scheme. Under this scheme, revenues of these affiliated agencies were reported on a net basis. If the PRC tax authorities determine that the tax liability assessment of those eight affiliated entities under the trial revenue scheme is inappropriate, the business tax liabilities of our affiliated entities could increase and our affiliated entities may be subject to fines for tax underpayment, which may materially adversely affect our results of operations.

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

We have conducted some of our business through four of our subsidiaries that do not possess insurance agency or brokerage licenses.

Four of our subsidiaries run our operating platform and maintain our customer database. One of them has provided information about potential customers to insurance companies, which paid fees to these subsidiaries if these customers purchased insurance policies. Our PRC counsel, Commerce & Finance Law Offices, has informed us that in its opinion, the provision of customer information to and the collection of fees from insurance companies by our subsidiaries comply with existing PRC laws and regulations. We cannot assure you, however, that the relevant PRC regulatory authorities will not take a view contrary to ours or that of our PRC counsel. If the CIRC clarifies existing regulations on insurance agencies and brokerages or adopts new regulations that classify the provision of customer information to insurance companies as a form of insurance agency or brokerage services, our subsidiaries may be deemed to have engaged in insurance agency or brokerage services without proper licenses and as a result, we may be subject to administrative penalties, which may have a material adverse effect on our results of operations.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under U.S. securities laws. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, every public company is required to include a management report on the company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. These requirements first applied to our annual report on Form 20-F for the fiscal year ended on December 31, 2008.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. See “Item 15. Controls and Procedures.” However, there is no assurance that we will be able to maintain effective internal controls over financial reporting in the future. If we fail to do so, we may not be able to produce reliable financial reports and prevent fraud. Moreover, if we are not able to conclude that we have effective internal controls over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

We may face legal action by former employers or principals of entrepreneurial agents who join our distribution and service network.

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

We have been expanding into new business areas to leverage our existing sales network, customer resources and operating platform so as to better serve our customers’ needs for insurance protection, financing and wealth management. For example, in October 2009, we acquired a non-controlling equity interest in Sincere Fame International Limited, or Sincere Fame, which owns 100% of the equity interest in China Financial Services Group Limited, or CFSG, a consumer credit brokerage company specializing in the distribution of personal loans and residential mortgage loans for commercial banks. This investment marked our expansion into the consumer financial services sector. In addition, we formed one joint venture named Fanhua Puyi Asset Management Co., Ltd., or Puyi Asset Management, in which we own 57%, to engage in the provision of wealth management services. We plan to continue our expansion in these areas in the future. However, our efforts to develop these new businesses may not be successful or yield the benefits that we anticipate due to our limited experience in distributing non-insurance related financial services and products. In addition, our expansion may subject us to risks associated with operating in the consumer financial services and wealth management sectors in China, including but not limited to, changes in monetary or industry policies and other economic measures that may affect our cooperation with financial institutions and their product supply, as well as competition from other consumer credit brokerage companies and other financial services companies that offer wealth management products. Currently, changes in regulations for the consumer credit brokerage and wealth management sectors may impose burdensome approval, licensing or other requirements on CFSG and its affiliated subsidiaries and Puyi Asset Management. Any failure to successfully identify, execute and integrate acquisitions, investments, joint ventures and alliances as part of our expansion into the consumer financial services sector may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.

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

We may face potential liability, loss of customers and damage to our reputation for any failure to protect the confidential information of our customers.

Through our insurance comparison website, our customer database holds confidential information concerning our customers. We may be unable to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our customers to us through our website. Confidential information of our customers may also be misappropriated or inadvertently disclosed through employee misconduct or mistake. We may also in the future be required to disclose to government authorities certain confidential information concerning our customers.

In addition, many of our customers pay for our insurance services through third-party online payment services. In such transactions, maintaining complete security during the transmission of confidential information, such as personal information, is essential to maintaining consumer confidence. We have limited influence over the security measures of third-party online payment service providers. In addition, our third-party merchants may violate their confidentiality obligations and disclose information about our customers. Any compromise of our security or third-party service providers’ security could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

If we are accused of failing to protect the confidential information of our customers, we may be forced to expend significant financial and managerial resources in defending against these accusations and we may face potential liability. Any negative publicity may adversely affect our public image and reputation. In addition, any perception by the public that online commerce is becoming increasingly unsafe or that the privacy of customer information is vulnerable to attack could inhibit the growth of online services generally, which in turn may reduce the number of our customers.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating part of our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Historically, PRC laws and regulations have placed certain restrictions on foreign investment in and ownership of insurance intermediary companies. In recent years, there have been some rules and regulations that favor foreign investment in the insurance intermediary sector in China. For instance, under the Closer Economic Partnership Arrangement, or CEPA, Supplement IV signed in July 2007 and CEPA Supplement VIII signed on December 13, 2011 between the PRC Ministry of Commerce and the governments of Hong Kong and Macao Special Administrative Region, local insurance agencies in Hong Kong and Macao are allowed to set up wholly-owned insurance agency companies in Guangdong Province if they meet certain threshold requirements. On December 26, 2007, the CIRC issued an Announcement on the Establishment of Wholly-owned Insurance Agencies in Mainland China by Hong Kong and Macao Insurance Agencies, which sets forth specific qualification criteria for implementation purposes. On August 26, 2010, the CIRC released a Circular on the Cancellation of the Fifth Batch of Administrative Approval Items, pursuant to which foreign ownership in a professional insurance intermediary in excess of 25% only requires a filing to be made with the relevant authorities and no longer requires prior approval. Accordingly, we have commenced a restructuring of our Company which may result in us obtaining direct ownership of our affiliated PRC insurance intermediary companies, after obtaining approval from the CIRC on our restructuring plan. We are currently proceeding with the restructuring. See “Item 4. Information on the Company—C. Organizational Structure.”

However, there remains uncertainty regarding the interpretation and implementation of the relevant regulations and the timing of the restructuring process. In addition, restrictions by PRC laws and regulations on foreign investments in and ownership of internet businesses still exists. Therefore, we have conducted and expect to continue to conduct our operations in China principally through contractual arrangements among our PRC affiliated subsidiaries (Guangdong Meidiya Investment Co., Ltd., or Meidiya Investment, Sichuan Yihe Investment Co., Ltd., or Yihe Investment, Shenzhen Xinbao Investment Management Co., Ltd., or Xinbao Investment), and the individual shareholders and the subsidiaries of Meidiya Investment, Yihe Investment and Xinbao investment until the organizational restructuring is completed. Meidiya Investment, Yihe Investment and Xinbao Investment together, directly or indirectly, held equity interests ranging from 51% to 100% in 41 agencies, three brokerage companies, three claims adjusting firms, one online insurance service company, one wealth management service company and one automobile service company as of March 31, 2012. These wholly and majority-owned subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment hold the licenses and permits necessary to conduct our insurance intermediary business in China.

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

Although we have obtained direct ownership in Meidiya Investment, the organizational restructuring is still an ongoing process and we have relied principally and expect to continue to rely on contractual arrangements with our PRC consolidated affiliated entities, Meidiya Investment, Yihe Investment, Xinbao Investment and their subsidiaries and individual shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective in providing us with control over Yihe Investment and Xinbao Investment and their subsidiaries as direct ownership.

If we had direct controlling ownership of Yihe Investment, Xinbao Investment and their subsidiaries, we would be able to exercise our rights as a controlling shareholder to effect changes in the board of directors of, Yihe Investment, Xinbao Investment and their subsidiaries, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if Meidiya Investment, Yihe Investment, Xinbao Investment or any of their subsidiaries and shareholders fails to perform its or his obligations under these contractual arrangements, we may have to incur substantial costs and other resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Meidiya Investment, Yihe Investment and Xinbao Investment were to refuse to transfer their equity interest in Meidiya Investment, Yihe Investment and Xinbao Investment to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations.

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

As of March 31, 2012, two individual shareholders, Mr. Qiuping Lai and Mr. Peng Ge, collectively held 10% of the equity interest in Meidiya Investment and 80% in Yihe Investment, respectively, and two individual shareholders, Mr. Chunlin Wang and Mr. Yuan Tian, collectively held 80% of the equity interest in Xinbao Investment. Conflicts of interest may arise between the dual roles of Mr. Lai, Mr. Ge, Mr. Wang and Mr. Tian as a shareholder of our consolidated affiliated entities and as an executive officer of our company. We do not have existing arrangements to address these potential conflicts of interest and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor.

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

Any loans we make to any of our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (formerly known as Haidileji Enterprise Image Planning (Shenzhen) Co., Ltd.), or Zhonglian Enterprise, and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (formerly known as Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.), or Xinlian Information, and Ying Si Kang Information Technology (Shenzhen) Co., Ltd., or Ying Si Kang Information, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK$300 million (US$38.5 million) in foreign debts as of March 31, 2012. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

Any loans we make to any of our indirectly-held PRC subsidiaries (those PRC subsidiaries which we hold indirectly through Zhonglian Enterprise, Xinlian Information and Ying Si Kang) or to any of our PRC consolidated affiliated entities, all of which are treated as PRC domestic companies rather than foreign-invested enterprises under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, medium- and long-term international commercial loans to PRC domestic companies are subject to approval by the National Development and Reform Commission. Short-term international commercial loans to PRC domestic companies are subject to the balance control system effected by the SAFE. Due to the above restrictions, we are not likely to make loans to any of our indirectly-held PRC subsidiaries or to any of our PRC consolidated affiliated entities.

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

In addition, on August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB converted from foreign currencies shall be used only for purposes within the business scope as approved by the authorities in charge of foreign investment or by other government authorities and as registered with the Administration for Industry and Commerce and, unless set forth in the business scope or in other regulations, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including heavy fines. As a result, Circular 142 may significantly limit our ability to provide additional funding to our PRC subsidiaries and consolidated affiliated entities through our directly-held PRC subsidiaries in the PRC, which may adversely affect our ability to expand our business.

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

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as our subsidiaries Zhonglian Enterprise and Xinlian Information, were exempt from PRC withholding tax. We have also been advised by our PRC counsel, Commerce & Finance Law Offices, that pursuant to the EIT Law and the Implementation Rules, however, dividends payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary Inscom HK Limited, in which we indirectly hold a 65.1% equity interest, may be subject to a withholding tax at a rate of 5%. The British Virgin Islands, where our wholly-owned subsidiary and the 100% shareholder of Zhonglian Enterprise and Xinlian Information is incorporated, does not have such a tax treaty with China. Under the EIT Law and the Implementation Rules, if we are regarded as a resident enterprise, the dividends we receive from our PRC subsidiaries will be exempt from the EIT. If, however, we are not regarded as a resident enterprise, our PRC subsidiaries will be required to pay a 5% or 10% withholding tax, as the case may be,  for any dividends they pay to us. As a result, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, could be materially reduced.

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

We are a holding company, and we rely principally on dividends from our subsidiaries in China and service, license and other fees paid to our subsidiaries by our consolidated affiliated entities for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. In addition, each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of its board. These reserves are not distributable as cash dividends. As of December 31, 2011, the total retained earnings of our PRC subsidiaries available for dividend distributions were RMB1.5 billion (US$245.2 million). Furthermore, if our subsidiaries and consolidated affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and consolidated affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity, or otherwise adversely affect us. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

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

On December 25, 2006, the People’s Bank of China promulgated the Measures for the Administration of Individual Foreign Exchange, and on January 5, 2007, the SAFE further promulgated implementation rules for those measures. We refer to these regulations collectively as the Individual Foreign Exchange Rules. The Individual Foreign Exchange Rules became effective on February 1, 2007. According to these regulations, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options became subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the Nasdaq stock exchange.

On February 15, 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or the No. 7 Notice, which supersedes the Operation Rules on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule, in its entirety and immediately became effective upon circulation. According to the No. 7 Notice, domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are Chinese citizens (including citizens of Hong Kong, Macao and Taiwan) or foreign individuals who consecutively reside in the territory of RPC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues like foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues like exercise of options, purchasing and sale of related stocks or equity, and funds transfer. As an overseas publicly listed company, we and our employees who have been granted stock options or any type of equity awards may be subject to the No. 7 Notice. If we or our employees who are subject to the No. 7 Notice fail to comply with these regulations, we may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—SAFE Regulations on Employee Share Options.”

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has cause the value of the RMB to appreciate by more than 24% against the value of the U.S. dollar in the last six years. However, under the current global financial and economic conditions, it is impossible to predict with any certainty how the RMB will move vis-à-vis the U.S. dollar in the near future.

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our subsidiaries and consolidated affiliated entities in China. Any significant appreciation or depreciation of the RMB against the U.S. dollar may affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our reported earnings, and may adversely affect the price of our ADSs.

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

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. On September 18, 2008, the State Council adopted the implementing rules for the Labor Contract Law, which became effective upon adoption. The Labor Contract Law and its implementing rules impose greater liabilities on employers and significantly affect the cost of an employer’s decision to reduce its workforce.  In the event that we decide to significantly reduce our workforce, the Labor Contract Law and its implementing rules could adversely affect our ability to effect these changes cost-effectively or in the manner we desire, which could lead to a negative impact on our business and results of operations.

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

•                       sales of additional ADSs; and

•                       general economic or political conditions in China and abroad.

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

As of March 31, 2012, our executive officers, directors and principal shareholders beneficially owned approximately 69.9% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other noncontrolling shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, because Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action specific to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and as a firm registered with the US Public Company Accounting Oversight Board (United States), or the “PCAOB”, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because we have substantial operations within the Peoples’ Republic of China and the PCAOB is currently unable to inspect the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditors are not currently inspected fully by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures.  As a result, investors may be deprived of the benefits of PCAOB inspections.  The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

We were a passive foreign investment company for the taxable year ended December 31, 2011, which could result in adverse United States federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011. In addition, it is likely that one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2011, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

In June 2004, as part of its corporate restructuring to facilitate international fundraising, China United Financial Services incorporated CISG Holdings Ltd., or CISG Holdings, in the British Virgin Islands to be the holding company for its insurance agency and brokerage businesses. China United Financial Services transferred to CISG Holdings all of its rights and interests in four PRC insurance intermediary companies it then controlled. In September 2004, Cathay Capital Group subscribed for approximately 27.8% of the equity interests in CISG Holdings.

From June 2004 to December 2005, we expanded our operations by establishing eight insurance agencies and brokerages in Beijing, Sichuan and Guangdong.

In December 2005, an entity affiliated with CDH Growth Capital Holdings Company Limited, or CDH Growth Capital Holdings, a private equity firm, subscribed for approximately 26.4% of the equity interests in CISG Holdings. Through CDH China Holdings Management Company Limited, or CDH Investment, we commenced our life insurance business by acquiring controlling interests in three insurance agencies in Sichuan, Hebei and Fujian and further expanded our operations by establishing four insurance agencies in Shandong, Hunan, Shenzhen and Shanghai in 2006. We established one insurance agency in Fujian and one insurance brokerage in Guangdong in early 2007.

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

From the completion of our initial public offering to March 31, 2012, we further expanded our service offerings to include claims adjusting services, certain consumer financial products and services and wealth management services, and extended our distribution and service network both organically and through acquisitions. As of March 31, 2012, we, through our PRC subsidiaries and our consolidated affiliated entities, directly or indirectly, owned majority interests of 41 agencies, three brokerage companies, three claims adjusting firms, one online insurance service company, one automobile service company and one wealth management service company in the PRC. We also own a 20.6% equity interest in a consumer credit brokerage company. The following table sets forth detailed information of the entities we acquired or established in China between January 1, 2011 and March 31, 2012:

Date of Acquisition(1) or Establishment(2)	Name of Established or Acquired Company	% of Equity Interests Attributable to Us	Main Insurance Products Distributed or Services Provided	Location (Province)
February 17, 2011(2)	Fanhua Lianxing Insurance Sales Co., Ltd., or Fanhua Lianxing	100%	Nation-wide distribution of insurance products	Beijing

March 2, 2011(2)	Shenzhen Bangbang Auto Services Co., Ltd.	100%	Automobile services	Guangdong

June 20, 2011(2)	Fanhua Shiji Insurance Sales Co.,	65.1%	Nationwide distribution of	Beijing

Date of Acquisition(1) or Establishment(2)	Name of Established or Acquired Company	% of Equity Interests Attributable to Us	Main Insurance Products Distributed or Services Provided	Location (Province)
	Ltd., or Fanhua Shiji (3)		insurance products

August 31, 2011(1)	Guangzhou Huajie Insurance Agency Co., Ltd.	100%	Distribution of property and casualty products	Guangdong

August 31, 2011(1)	Dongguan Zhongxin Insurance Agency Co., Ltd.	100%	Distribution of property and casualty products	Guangdong

October 11, 2011(1)	Minkfair Insurance Management Limited, or Minkfair	100%	Distribution of insurance products	Hong Kong

October 1, 2011(1)	Jinan Fanhua Rongtai Insurance Agency Co., Ltd., or Jinan Rongtai (4)	90%	Distribution of life insurance products	Shandong

December 26, 2011(1)	Shangdong Fanhua Xintai Insurance Agency Co., Ltd., or Shandong Xintai (5)	90%	Distribution of life insurance products	Shandong

December 26, 2011(1)	Shijiazhuang Fanhua Anxin Investment Co., Ltd., or Shijiazhuang Anxin (6)	95%	Distribution of life insurance products	Hebei

March 6, 2012(2)	Fanhua Puyi Asset Management Co., Ltd. (7)	57%	Provision of wealth management services	Guangdong

(1)                                  Refers to the date on which we completed the acquisition or additional acquisition of subsidiaries.

(2)                                  Refers to the date on which we obtained business licenses for the newly established company.

(3)                              We hold 65.1% of the equity interest in InsCom Holding, which beneficially own 100% of the equity interest in Fanhua Shiji.

(4)                                  On September 22, 2011, we signed definitive agreements to acquire an additional 45% in Jinan Rongtai through Shandong Xintai, increasing Shandong Xintai’s shareholding in Jinan Rongtai from 55% to 100%.

(5)                                  On February 22, 2011, we injected RMB5.3 million in Shandong Xintai to increase its registered capital. As a result, our shareholding in Shandong Xintai increased from 63% to 72%. On December 26, 2011, we signed definitive agreements to acquire an additional 18.0% equity interest in Shandong Xintai for RMB6.1 million, increasing our shareholding in Shandong Xintai to 90%.

(6)                                  On December 26, 2011, we signed definitive agreements to acquire an additional 40% equity interest in Shijiazhuang Anxin for RMB35.5 million, increasing our shareholding in Shijiazhuang Anxin from 55% to 95%. Shijiazhuang Anxin owns 100% of the equity interests in Hebei Anxin Insurance Agency Co., Ltd. and 70% of the equity interests in Hebei Lianda Insurance Agency Co., Ltd.

(7)                                 Fifty-five percent of our equity interest in Puyi Asset Management is held by our wholly owned subsidiary, Fanhua Lianxing.  Two percent of our equity interest in Puyi Asset Management is held through Fanhua Puyi Investment Management Co., Ltd. in which we hold a 19.5% interest which is accounted as other investment.

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

Recent Developments and Principal Transactions

Disposal of Datong

We started our life insurance distribution business by building a life insurance business unit in 2006 and acquired a 55% stake in Datong in 2008. The remaining 45% of Datong was held by Mr. Keping Lin. In March 2011, we sold our interest in Datong to Winner Sight Global Limited, an affiliated entity of Warburg Pincus LLC, for consideration of approximately US$63.69 million. Datong declared a cash dividend of RMB10 million exclusively to us on March 25, 2011.

Strategic Transformation Plan

In the next two to three years, we intend to alter the factors that drive our growth by transforming our operating tactics and sales and marketing model to more clearly define our market positioning and target customers. As we do so, we will focus our efforts mainly on the following areas:

•                  concentrating resources on key cities and cutting back our presence in regions at or below the county level;

•                  shifting to high value-added businesses;

•                  encouraging innovation in product design in order to meet the rising demands of medium-to-high-end customers for diversified financial services and products and to distinguish ourselves from our competition;

•                  building a customer-centric integrated e-commerce platform;

•                  targeting medium-to-high-end customers by establishing a professional and high-caliber sales team specialized in providing financial advisory services; and

•                  adopting specialized distribution channels to sell homogeneous products by consolidating market resources, in particular, from ancillary insurance intermediaries.

Going Private Proposal

In May 2011, our board of directors received a preliminary non-binding proposal letter, from TPG Asia V MU, Inc., Kingsford Resources Limited, a company previously controlled by Mr. Yinan Hu, our chairman of the board of directors and former chief executive officer, entities affiliated with him, and CDH Inservice Limited, or CDH Inserve, to acquire all of our outstanding ordinary shares in a going-private transaction for US$19.00 per ADS, or US$0.95 per ordinary share, in cash, subject to certain conditions. The going-private proposal was withdrawn in September 2011.

B.                Business Overview

We are a leading independent insurance intermediary company operating in China. With 47,425 sales professionals, 1,337 claims adjustors and 532 sales and service outlets operating in 26 provinces as of March 31, 2012, our distribution and service network reaches some of China’s most economically developed regions and some of the most affluent cities in China, such as Beijing, Shanghai, Guangzhou and Shenzhen.

As an insurance intermediary company, we do not assume underwriting risks. Instead, we distribute to customers in China a wide variety of property, casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China and provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations. We also provide certain value-added services, such as 24-hour emergency services in select cities and assistance with claim settlement, to our customers—individuals and institutions that purchase insurance products through us. In addition, we provide information about potential customers to insurance companies, which then sell insurance products to them, either directly or through our affiliated insurance intermediaries. We primarily distribute insurance products to customers through our sales agents. We also operate an insurance comparison website which allows customers to directly compare and purchase insurance products online. We are compensated for our services primarily by commissions and fees paid by insurance companies, typically based on a percentage of the premium paid by the insured or a percentage of the amount recovered from insurance companies. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. Furthermore, we offer certain consumer financial products and services through a consumer credit brokerage company in which we hold noncontrolling interests and certain wealth management services through a majority-owned wealth management service company.

As of March 31, 2012, we had one affiliated online insurance service company, one wealth management service company, one automobile service company and 47 affiliated insurance intermediary companies in the PRC, of which 41 are insurance agencies including two with national operating licenses, three are insurance brokerages and three are insurance adjusting firms. We also own 20.6% of the equity interest in a consumer credit brokerage company. According to the Insurance Intermediary Market Development Report for the first half of 2011 published by the CIRC, our affiliates included:

•                  seven of China’s top 20 insurance agencies, accounting for approximately 6.9% of total insurance agency revenue in China in the first half of 2011;

•                  one of China’s top 20 insurance brokerages, accounting for approximately 1.8% of total insurance brokerage revenue in China in the first half of 2011; and

•                  two of China’s top 20 insurance claims adjusting firms, accounting for approximately 15.6% of total claims adjusting revenue in China in the first half of 2011.

The professional insurance intermediary sector in China is at an early stage of development and highly fragmented. We believe this offers substantial opportunities for further growth and consolidation. We intend to take advantage of these opportunities to increase our market share by aggressively expanding our distribution network through selective acquisitions, recruitment of experienced and entrepreneurial sales agents and franchising. In particular, we intend to devote significant resources to distributing life insurance products in order to benefit from the recurring fee income they generate and to better take advantage of the huge growth potential in the China’s life insurance market.

In addition, as more and more Chinese people become accustomed to online shopping, the e-commerce space has grown rapidly in China. We believe there are substantial opportunities for online insurance distribution in China. We launched an insurance price comparison website on January 1, 2012 and intend to continue to devote significant resources to building up the e-commerce platform in order to benefit from the emerging e-commerce opportunities and further enhance our competitive positions in the insurance marketplace.

Products and Services

We market and sell two broad categories of insurance products: property and casualty insurance products and life insurance products, both focused on meeting the insurance needs of individuals. The insurance products we sell are underwritten by some of the leading insurance companies in China. We provide insurance claims adjusting services to both insurance companies and the insured. We also provide certain value-added services to our customers in conjunction with distributing automobile insurance products. In addition, we offer certain consumer financial products and services through a consumer credit brokerage company in which we hold noncontrolling interests and certain wealth management services and products through a majority-owned wealth management service company.

Property and Casualty Insurance Products

Our main property and casualty insurance products are automobile insurance. In addition, we also offer individual accident insurance, commercial property insurance, and construction insurance products. Total net revenues from property and casualty insurance products accounted for 68.1% of our total net revenue in 2011. The property and casualty insurance products we distribute can be further classified into the following categories:

•                       Automobile Insurance. Automobile insurance is the largest segment of property and casualty insurance in the PRC in terms of gross written premiums. We distribute both standard automobile insurance policies and supplemental policies, which we refer to as riders. The standard automobile insurance policies we sell generally have a term of one year and cover damages caused to the insured vehicle by collision and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. We also sell standard third-party liability insurance policies, which cover bodily injury and property damage caused by an accident involving an insured vehicle to a person not in the insured vehicle. The riders we distribute cover additional losses, such as liability to passengers, losses arising from vehicle theft and robbery, broken glass and vehicle body scratches.

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

The property and casualty insurance products we distributed in 2011 were primarily underwritten by PICC, CPIC, Ping An, Tian Ping Auto and Sunshine Property and Casualty Insurance Co., Ltd. or Sunshine.

Life Insurance Products

The life insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below. Total net revenues from life insurance products accounted for 18.2% of our total net revenues in 2011.

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

•                       Individual Education Annuity. The individual annuity products we distribute are primarily education related products. They provide annual benefit payments after the insured attains a certain age, or for a fixed time period, and provide a lump payment at the end of the coverage period. In addition, the beneficiary designated in the annuity contract will receive guaranteed benefits upon the death of the insured during the coverage period. In return, the purchaser of the annuity products makes periodic payment of premiums during a pre-determined accumulation period.

•                       Universal Insurance. We distribute certain universal insurance products that provide not only insurance coverage but also a minimum guaranteed return on the amount the insured puts into an individual investment account. In return the insured makes periodic payment of premiums over a pre-determined period.

•                       Individual Health Insurance. The individual health insurance products we distribute primarily consist of catastrophic health insurance products, which provide guaranteed benefits for specified serious illnesses during the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period.

•                       Group Life Insurance. We distribute several group life insurance products, including group health insurance. These group products generally have a policy period of one year and require a single premium payment.

In addition to the periodic premium payment schedules described above, most of the individual life insurance products we distribute also allow the insured to choose to make a single, lump-sum premium payment at the beginning of the policy term. If a periodic payment schedule is adopted by the insured, a life insurance policy can generate periodic payment of fixed premiums to the insurance company for a specified period of time. This means that once we sell a life insurance policy with a periodic premium payment schedule, we will be able to derive commission and fee income from that policy for an extended period of time, sometimes up to 25 years. Because of this attractive feature and the expected sustained growth of life insurance sales in China, we have focused significant resources since 2006 on developing our capability to distribute individual life insurance products with periodic payment schedules. We expect that sales of life insurance products will become an important source of our revenue in the next several years. The life insurance products we distributed in 2011 were primarily underwritten by AVIVA-COFCO, Sino Life., Great Wall Life Insurance Co., Ltd., Minsheng Life Insurance Co., Ltd. and AEGON-CNOOC Life Insurance Co., Ltd.

Insurance Claims Adjusting Services

In 2011, total net revenues from claims adjusting services accounted for 13.3% of our total net revenue. We offer the following insurance claims adjusting services:

•                       Pre-underwriting Survey. Before an insurance policy is sold, we conduct a survey of the item to be insured to assess its current value and help our clients determine the insurable value and the amount to be insured. We also help our clients assess the underwriting risk with respect to the item to be insured through surveys, appraisals and analysis.

•                       Claims Adjusting. When an accident involving the insured subject matter has occurred, we conduct an onsite survey to determine the cause of the accident and assess damage. We then determine the extent of the loss to the insured subject matter and prepare and submit a report to the insurance company summarizing our preliminary findings. Upon final conclusion of the case, we prepare and submit a detailed report to the insurance company setting forth details of the accident, cause of the loss, details of the loss, adjustment and determination of loss, an indemnity proposal and, where appropriate, a request for payment.

•                       Disposal of Residual Value. In the course of providing claims adjusting services, we also can appraise the residual value of the insured property and offer suggestions on the disposal of such property. Upon appointment by the insurance company, we handle the actual disposal of the insured property through auction, discounted sale, lease or other means.

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

We are compensated primarily by insurance companies for our claims adjusting services, which we provide on behalf of insurance companies. The fees we receive are calculated based on the types of insurance involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For automobile insurance, our fees are generally fixed and the amounts collected are based on the types of services provided. In 2011, we primarily provided claims adjusting services to Ping An, PICC, CPIC, Bank of China Insurance Company Limited and Sunshine.

As competition intensifies and the insurance market becomes more mature in China, we believe there will be a further division of labor in the insurance intermediary sector. We expect that more insurance companies will choose to outsource claims adjusting functions to professional service providers while they focus on the core aspects of their business, including product development and asset and risk management. We believe we are well-positioned to capture such outsourcing opportunities.

Other Services

In 2011, other services contributed 0.4% of our total net revenue which mainly represented service fees derived from the provision of IT services provided to a subsidiary of CFSG and third-parties.

In conjunction with the sale of automobile insurance products, we provide our customers with a number of value-added services under our service slogan, “You take care of driving, and we’ll take care of the rest.” For example, we assist our customers with obtaining vehicle licenses and subsequent annual inspections. We maintain 24-hour service hotlines in most of our principal markets. When an accident involving an insured vehicle occurs within these markets, our service staff can arrive at the scene quickly after being notified through the 24-hour service hotline and provide onsite assistance to our customers. Fees derived from other services related to insurances products are recorded as net revenues from property and casualty insurance products and life insurance products, respectively, depending on the type of main business of the agencies or brokerages which provide the services.

In addition, we also distribute mortgage loans, mortgage refinancings, homeowner loans and auto loans through CFSG, a consumer credit brokerage company in which we hold 20.6% equity interests, and offer wealth management services to both institutions and individuals through Puyi Asset Management in which we hold a 57% equity interest.

Entrepreneurial Agent Program

In recent years, some entrepreneurial management staff and senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent. We call these individuals “entrepreneurial agents.” We have designed and implemented a comprehensive program to attract and retain productive entrepreneurial agents. Under this program, only entrepreneurial agents who meet specific professional criteria and successfully pass a six-month trial period will be formally admitted to our distribution and service network, and only those who continue to meet specified performance standards will be allowed to remain in our network. In addition to cash compensation, these entrepreneurial agents also have the opportunity to subscribe for the equity of our affiliated subsidiaries. We believe that our entrepreneurial agent program provides productive entrepreneurial agents a strong incentive to grow their business within our network and enables us to grow our sales force with productive, motivated professionals. As of March 31, 2012, we had 443 entrepreneurial sales teams in our network.

Scalable Unified Operating Platform

In accordance with our growth strategy, we have made significant efforts to expand and upgrade our unified operating platform since our initial public offering. We expect that our upgraded operating platform will make selling easier for sales agents, facilitate standardized business and financial management, enhance risk control and increase operational efficiency. Since January 1, 2010, we have successfully implemented the following components of our operating platform across the company:

•                       standardized operating procedures;

•                       Core Business System, which encompasses our property and casualty insurance unit, life insurance unit, and claims adjusting unit, that will better support business operations and facilitate risk control;

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

In addition, we have been refining our Business Operation Support System, which facilitates sales support to our agents with various functions such as e-sales solutions, product portfolio proposals, product centers, auto insurance premium calculation and call centers. We have also initiated a module for data transmission with insurance companies and we are in the process of developing an image and workflow system which aims to enhance our operating efficiency.

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

Distribution and Service Network and Marketing

Since our establishment in 1998, we have built a distribution and service network that, as of March 31, 2012, consisted of 41 insurance agencies, three insurance brokerages, three claims adjusting firms, one online insurance service company, one automobile service company and one wealth management service company, with 532 sales and service outlets, 47,290 registered sales agents, 135 in-house sales representatives and 1,337 in-house claims adjustors. Our distribution and service network covers 26 provinces and reaches some of the most economically developed regions in China and some of the wealthiest Chinese cities, such as Beijing, Shanghai, Guangzhou and Shenzhen.

The following table sets forth some additional information of our distribution and service network as of March 31, 2012, broken down by provinces:

Province	Number of Sales and Service Outlets	Number of In-house Sales Representatives	Number of Sales Agents	Number of In-house Adjustors
Hebei	99	—	8,887	94
Shandong	27	3	8,442	17
Beijing	26	8	6,437	65
Guangdong	103	120	6,088	569
Henan	14	—	3,815	7
Hunan	13	2	3,214	8
Sichuan	66	—	3,078	112
Liaoning	41	—	2,416	91
Fujian	36	—	2,415	9
Hubei	14	—	863	25

Province	Number of Sales and Service Outlets	Number of In-house Sales Representatives	Number of Sales Agents	Number of In-house Adjustors
Zhejiang	28	1	628	29
Shanghai	15	—	328	156
Tianjin	4	1	298	5
Jiangxi	23	—	267	19
Jiangsu	6	—	114	30
Yunnan	4	—	—	43
Shaanxi	1	—	—	12
Hainan	1	—	—	4
Guangxi	1	—	—	4
Anhui	2	—	—	5
Chongqing	1	—	—	3
Guizhou	3	—	—	12
Inner Mongolia	1	—	—	4
Gansu	1	—	—	5
Shanxi	1	—	—	6
Xinjiang	1	—	—	3
Total	532	135	47,290	1,337

We market and sell property and casualty insurance products directly to targeted customers through both sales agents, who are not our employees, and our in-house sales representatives. For the marketing and sale of life insurance products, we rely exclusively on the sales agents working on our unified operating platform. We market and sell insurance claims adjusting services primarily to insurance companies through our professional claims adjustors by bidding for claims adjusting business contracts.

Customers

We sell automobile insurance, individual accident insurance and homeowner insurance products primarily to individual customers. We sell commercial property insurance, cargo insurance, hull insurance, liability insurance and construction insurance products to institutional customers. Customers for the life insurance products we distribute are primarily individuals under 50 years of age. For the year ended December 31, 2011, no single customer accounted for more than 3% of our net revenues.

Since our establishment in 1998, we have built a database of more than one million individuals, who originally were members of our automobile association. Using information contained in this database, our sales agents contact potential customers with our target demographics on a regular basis. In 2011, we had approximately 1.8 million customers, 1.4 million of whom bought our property and casualty insurance products and 364,000 of whom bought our life insurance products. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referrals and cross-selling opportunities.

We offer insurance adjusting services primarily to insurance companies and to a lesser extent to insureds.

Insurance Company Partners

As of March 31, 2012, we had established business relationships with 74 insurance companies and one reinsurance company in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Historically, we have entered into and maintained business relationships with insurance companies at the local level. That is, our insurance agencies, brokerages and claims adjusting firms enter into contracts with different local branches of an insurance company that are located within their respective regions. The termination of a business relationship between one of our insurance agencies, brokerages or claims adjusting firms and a local branch of an insurance company generally would have no significant impact on the business relationships between our other insurance agencies, brokerages and claims adjusting firms and the other branches of the same insurance company. Since 2007, we have also sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of our various affiliated insurance agencies and brokerages located in different parts of the country. As a result of this effort, we have entered into contracts with 15 life insurance companies and 12 property and casualty insurance companies at the corporate headquarters level for the distribution of insurance products and outsourcing of claims adjusting services.

For the year ended December 31, 2011, our top five insurance company partners, after aggregating the business conducted between our insurance agencies and brokerages and the various local branches of the insurance companies, were PICC, CPIC, Ping An, AVIVA-COFCO and Tian Ping Auto. Among them, PICC, CPIC, and Ping An each accounted for more than 10% of our total net revenues from commissions and fees in 2011, with PICC accounting for 21.9%, CPIC accounting for 12.2%, and Ping An accounting for 12.0%.

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:

•                       Professional insurance intermediaries. The professional insurance intermediary sector in China is at an early stage of development and highly fragmented, accounting for only 6.3% of the total insurance premiums generated in China in 2011. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion, such as HuaKang Financial Service Inc. We believe that we can compete effectively with these insurance intermediary companies because we have a longer operational history and over the years have assembled a strong and stable team of managers and sales professionals and built a unified operating platform. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

•                       Insurance companies. The distribution of individual life insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales forces and exclusive sales agents to distribute their own products. We believe that we can compete effectively with insurance companies because we focus only on distribution and offer our customers a broad range of insurance products underwritten by multiple insurance companies.

•                       Entities that offer insurance products online. In recent years, domestic insurance companies, portal websites and professional insurance intermediaries have begun providing online information to consumers interested in purchasing insurance products. However, each of their insurance e-commerce operations has its own limitations. The insurance products offered on an insurance company’s website are usually confined to those under its own brand. Most portal websites provide separate product information with little ability to compare among insurance plans. None of the professional insurance intermediaries that organize online product distribution has a nation-wide sales and service network to support after-sale service. We believe we can compete effectively with these business entities because our independent insurance comparison website offers a broad range of insurance products underwritten by multiple insurance companies, product comparisons between prices, services and policy benefits and good after-sale services that are backed by our call center and nation-wide service network.

•                       Other business entities. In recent years, business entities that distribute insurance products as an ancillary business, primarily commercial banks and postal offices, have been playing an increasingly important role in the distribution of insurance products, especially life insurance products. However, the insurance products distributed by these entities are mostly confined to those related to their main lines of business, such as investment-related life insurance products. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products.

In addition to individual insurance products, we also distribute commercial property and casualty insurance products. As a result, we also compete, to a lesser degree, with insurance intermediaries that focus on the distribution of commercial property and casualty insurance products, such as large insurance brokerages backed by state-owned enterprises and major international insurance brokerage companies that have entered the Chinese market, including Marsh & McLennan Companies, Inc., Aon Corporation and Willis Group Holdings Limited. However, those insurance brokerages backed by state-owned enterprises tend to dominantly rely on business from their shareholders or affiliates while the businesses of the international insurance brokerage companies in China, lacking localized operations, are usually confined to the extension of their global businesses. We believe we can compete effectively with these business entities because our expertise and localized operations allow us to reach out to a broader customer base and better serve customers’

needs. In addition, we can leverage our leading position in the distribution of individual insurance products, including our strong relationship with insurance companies, existing abundant customer resources and large distribution network, to rapidly develop our brokerage business.

According to the Insurance Intermediary Market Development Report for the first half of 2011 published by the CIRC, the top 20 insurance claims adjusting firms by revenues accounted for approximately 62.3% of the total revenues of all 315 insurance claims adjusting firms in China in the first half of 2011. Our affiliates include two of these top 20 insurance claims adjusting firms that contributed approximately 15.6% of the total claims adjusting revenue in China in the first half of 2011. We compete primarily with the other major claims adjusting firms in China, particularly Min Taian Insurance Surveyors & Loss Adjusters Co., Ltd., or Min Taian. We believe that we can compete effectively with Min Taian and other major insurance claims adjusting firms because we offer our customers a diversified range of claims adjusting services covering property insurance, automobile insurance and marine and cargo insurance and are able to leverage the business relationships we have developed with insurance companies through the distribution of property and casualty insurance products.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We have eight registered trademarks in China, including our corporate logo. Our main website is www.cninsure.net. Our insurance comparison website is located at www.baoxian.com.

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

•                       Substantive regulation of insurance products. The 1995 Insurance Law gave insurance regulators the authority to approve the basic policy terms and premium rates for major insurance products.

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

According to the 2009 Insurance Law, the minimum registered capital required to establish an insurance agency or insurance brokerage as a company must comply with the PRC Company Law. The registered capital or the capital contribution of insurance agencies or insurance brokerages must be paid-up capital in cash. The 2009 Insurance Law also sets forth some specific qualification requirements for insurance agency and brokerage practitioners. The senior managers of insurance agencies or insurance brokerages must meet specific qualification requirements, and their appointments are subject to approval of the CIRC. Personnel of an insurance agency or insurance brokerage engaging in the sales of insurance products must meet the qualification requirements set by the CIRC and obtain a qualification certificate issued by the CIRC. Under the 2009 Insurance Law, the parties to an insurance transaction may engage insurance adjusting firms or other independent appraisal firms that are established in accordance with applicable laws, or persons who possess the requisite professional expertise, to conduct assessment and adjustment of the insured subject matters. Additionally, the 2009 Insurance Law specifies additional legal obligations for insurance agencies and brokerages.

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

Regulation of Insurance Agencies

The principal regulation governing insurance agencies is the Provisions on the Supervision of Professional Insurance Agencies promulgated by the CIRC on September 18, 2009 and effective on October 1, 2009, which replaced the Provisions on the Administration of Insurance Agencies issued by the CIRC on December 1, 2004 and effective on January 1, 2005. According to the regulation, the establishment of an insurance agency is subject to minimum registered capital requirement and other requirements and to the approval of the CIRC. The term “insurance agency” refers to an entity that meets the qualification requirements specified by the CIRC, has obtained the license to conduct an insurance agency business with the approval of the CIRC, engages in the insurance business by and within the authorization of, and which collects commissions from, insurance companies. An insurance agency may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. An insurance agency must have a registered capital or capital contribution of at least RMB2 million. Where it is established as a nationwide company, its registered capital must be at least RMB10 million. The registered capital must be paid up in cash. An insurance agency may engage in the following insurance agency businesses:

•                       selling insurance products on behalf of the insurance companies;

•                       collecting insurance premiums on behalf of the insurance companies;

•                      conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and

•                      other business activities approved by the CIRC.

The name of an insurance agency must contain the words “insurance agency” or “insurance sales.” The license of an insurance agency is valid for a period of three years. Division of or merger with an insurance agency or change of organizational form thereof shall be subject to approval by the CIRC. An insurance agency shall submit a written report to the CIRC for approval within five days from the date of occurrence of any of the following matters: (i) change of name or a branch’s name; (ii) change of domicile or a branch’s business premises; (iii) change of names of sponsors or major shareholders; (iv) change of major shareholders; (v) change of registered capital; (vi) major changes to equity structure; (vii) amendment to the articles of association; or (viii) divestment of a branch. Personnel of an insurance agency and its branches engaging in the sales of insurance products or relevant loss survey and claim settlement comply with the qualification requirements prescribed by the CIRC and obtain a “Qualification Certificate for Insurance Agency Practitioners.” The senior managers of an insurance agency or its branches must meet specific qualification requirements set forth in the Provisions on the Supervision of Professional Insurance Agencies. The appointment of the senior managers of an insurance agency or its branches is subject to review and approval of the CIRC.

Regulation of Insurance Brokerages

The principal regulation governing insurance brokerages is the Provisions on the Supervision of Insurance Brokerages promulgated by the CIRC on September 18, 2009 and effective on October 1, 2009, which replaced the Provisions on the Administration of Insurance Brokerages issued by the CIRC on December 15, 2004 and effective on January 1, 2005. According to this regulation, the establishment of an insurance brokerage is subject to the approval of the CIRC. The term “insurance brokerage” refers to an entity engaging in the insurance brokering business that meets the qualification requirements specified by the CIRC and has obtained the license to operate an insurance brokering business with the approval of the CIRC. Insurance brokering business includes both direct insurance brokering, which refers to brokering activities on behalf of insurance applicants or the insured in their dealings with the insurance companies, and reinsurance brokering, which refers to brokering activities on behalf of insurance companies in their dealings with reinsurance companies. An insurance brokerage may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. An insurance brokerage company must have a registered capital of at least RMB10 million. The registered capital must be paid up in cash.

An insurance brokerage may conduct the following insurance brokering businesses:

•                       making insurance proposals, selecting insurance companies and handling the insurance application procedures for the insurance applicants;

•                       assisting the insured or the beneficiary to claim compensation;

•                       reinsurance brokering business;

•                      providing consulting services to clients with respect to disaster and damage prevention, risk assessment and risk management; and

•                      other business activities approved by the CIRC.

The name of an insurance brokerage must contain the words “insurance brokerage.” The license of an insurance brokerage is valid for a period of three years. Division of or merger with an insurance brokerage or change of organizational form thereof shall be subject to approval by the CIRC. An insurance brokerage shall submit a written report to the CIRC within five days from the date of occurrence of any of the following matters: (i) change of name or a branch’s name; (ii) change of domicile or a branch’s business premises; (iii) change of names of sponsors or major shareholders; (vi) change of major shareholders; (v) change of registered capital; (vi) major changes to equity structure; (vii) amendment to the articles of association; or (viii) divestment of a branch. Personnel of an insurance brokerage and its branches who engage in any of the insurance brokering businesses described above must comply with the qualification requirements prescribed by the CIRC and obtain a qualification certificate for insurance brokering practitioners.

The senior managers of an insurance brokerage must meet specific qualification requirements set forth in the Provisions on the Supervision of Insurance Brokerages. Appointment of the senior managers of an insurance brokerage is subject to review and approval by the CIRC.

Regulation of Insurance Claims Adjusting Firms

The principal regulation governing insurance adjusting firms is the Provisions on the Supervision of Insurance Claims Adjusting Firms issued by the CIRC on September 18, 2009 and effective on October 1, 2009, which replaced the Provisions on the Administration of Insurance Claims Adjusting Firms promulgated on November 16, 2001 and effective on January 1, 2002. According to the regulation, the term “insurance adjusting firm” refers to an entity that is established in accordance with applicable laws and regulations and with the approval of the CIRC and engages in the assessment, survey, authentication, loss estimation and adjustment of the insured subject matters upon the entrustment of the parties concerned. An insurance adjusting firm may take any of the following forms: (i) a limited liability company; (ii) a joint stock limited company; or (iii) a partnership. An insurance adjusting firm must have a registered capital or capital contribution of at least RMB2 million. The registered capital must be paid up in cash.

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

The name of an insurance adjusting firm must contain the words “insurance adjusting.” The license of an insurance adjusting firm is valid for a period of three years. In any of the following situations, an insurance adjusting firm shall submit a written report to the CIRC for approval when it within five days from the date the resolution for change has been passed: (i) change of name or a branch’s name; (ii) change of domicile or a branch’s business premises; (iii) change of names of sponsor, major shareholders or capital contributors; (iv) change of major shareholders or capital contributors; (v) major changes to the equity structure or the proportion of capital contributions; (vi) change of registered capital or capital contributions; (vii) amendment to the articles of association or the partnership agreement; (viii) division, merger and dissolution or any change in the form of organization; or (ix) divestment of a branch. Personnel of an insurance adjusting firm or its branches engaged in any of the insurance adjusting businesses described above comply with the qualification requirements prescribed by the CIRC and obtain a qualification certificate for insurance adjusting practitioners. The senior managers of an insurance adjusting firm must meet specific qualification requirements set forth in the Provisions on the Supervision of Insurance Adjusting Firms. Appointment of the senior managers of an insurance adjusting firm or its branches is subject to review and approval by the CIRC.

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

Regulation of Insurance Intermediary Service Group Companies

The principal regulation governing insurance intermediary groups is the Provisional Measures on the Insurance Intermediary Service Group Companies issued by the CIRC on September 22, 2011 with immediate effect. According to the regulation, the term “insurance intermediary service group company” (a “group”) refers to a professional insurance intermediary company that is established in accordance with applicable laws and regulations and with the approval of the CIRC that exercises sole or shared control of, or is able to exert major influence over, at least two subsidiaries that are professional insurance intermediary companies primarily engaged in the insurance intermediary business.

An insurance intermediary service group company must have:

•                       a registered capital of at least RMB100 million;

•                       no record of material violation by investors of applicable laws and regulations in the previous three years; and

•                       at least five subsidiaries, among which at least two are professional insurance intermediary companies which contribute at least 50% of the total revenues of the group.

The name of an insurance intermediary service group must contain the words “Group” or “Holding.” Its principal business must be equity investment, management and provision of supporting services. An insurance intermediary service group company shall, submit a written report to the CIRC and its local counterparts at the place of registration within five working days after the date of occurrence of the following:  (i) changing its registered name or address; (ii) changing its registered capital; (iii) changing its equity structure by more than 5% or shareholders holding more than 5% of shares; (iv) changing its articles of association; (v) establishing, acquiring, merging or closing its subsidiary; (vi) engaging in related party transactions between member companies; (vii) disincorporating; (viii) significantly changing its business scope; or (ix) making a major strategic investment, suffering a significant investment loss or experiencing other material events or emergencies that affect or may affect the business management, financial status or risk control of the group. Senior managers of an insurance intermediary service group company must meet specific qualification requirements and appointment of the senior managers of an insurance intermediary service group company is subject to review and approval by the CIRC.

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

Content Related to Insurance Industry in the Closer Economic Partnership Arrangements

Under CEPA Supplement IV signed in July 2007 and CEPA Supplement VIII signed in December 2011, local insurance agencies in Hong Kong and Macao are allowed to set up wholly-owned insurance agency companies and conduct insurance intermediary businesses in Guangdong Province (including Shenzhen) on a pilot basis if they fulfill the following criteria:

•                       The applicant must have operated an insurance brokerage businesses in Hong Kong and Macao for over 10 years;

•                       The applicant’s average annual revenue of insurance brokerage business for the past three years before application must not be less than HKD500,000 and the total assets as at the end of the year before application must not be less than HKD500,000;

•                       Within the years before application, there has been no serious misconduct or record of disciplinary action; and

•                       The applicant must have set up a representative office in mainland China for over one year.

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005, prior to establishing or assuming control of an overseas SPV for the purpose of overseas equity financing (including convertible debts financing) with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, shall complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that SPV upon either (i) the injection of equity interests or assets of an onshore enterprise to that SPV or (ii) the completion of any overseas fund-raising by such SPV. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the SPV, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity, or otherwise adversely affect us. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

SAFE Regulations on Employee Share Options

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

On March 28, 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Holding Plan or Share Option Plan of Overseas Listed Company, or the Share Option Rule. On February 15, 2012, SAFE promulgated the No. 7 Notice, which supersedes the Share Option Rule in its entirety and immediately became effective upon circulation. According to the No. 7 Notice, domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are Chinese citizens (including citizens of Hong Kong, Macao and Taiwan) or foreign individuals who consecutively reside in the territory of PRC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues like foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues like exercise of options, purchasing and sale of related stocks or equity, and funds transfer. Where a domestic agency needs to remit funds out of China as required for individuals’ participation in an equity incentive plan, the domestic agency shall apply with the local office of the SAFE for a foreign exchange payment quota on a yearly basis. A domestic agency shall open a domestic special foreign exchange account in the bank. After repatriation of foreign currency income earned by individuals from participation in an equity incentive plan, the domestic agency shall request the bank to transfer the funds from its special foreign currency account to respective personal foreign currency deposit accounts. In the case of any significant change to the equity incentive plan of a company listed abroad (such as amendment to any major terms of the original plan, addition of a new plan, or other changes to the original plan due to merger, acquisition or reorganization of the overseas listed company or the domestic company or other major events), the domestic agency or the overseas trustee, the domestic agency shall, within three months of the occurrence of such changes, go through procedures for change of foreign exchange registration with the local office of the SAFE. The SAFE and its branches shall supervise, administer and inspect foreign exchange operations related to individuals’ participation in equity incentive plans of companies listed abroad, and may take regulatory measures and impose administrative sanctions on individuals, domestic companies, domestic agencies and banks violating the provisions of this Notice.

We and our employees who have been granted applicable equity awards shall be subject to the No.7 Notice. If we fail to comply with the No. 7 Notice, we and/or our employees who are subject to the No.7 Notice may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

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

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries through our BVI subsidiary are subject to a 10% withholding tax, provided that we are determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the EIT Law. Pursuant to the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary Inscom HK Limited, in which we indirectly hold a 65.1% equity interest, may be subject to a withholding tax at a rate of 5%. However, as described above, we may be considered a PRC resident enterprise for EIT purposes, in which case dividends received by us from our PRC subsidiary would be exempt from the PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient.

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

C.               Organizational Structure

Historically, PRC laws and regulations have placed certain restrictions on foreign investment in and ownership of insurance intermediary companies. Accordingly, we conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, three PRC affiliated entities, Meidiya Investment, Yihe Investment, Xinbao Investment and their shareholders, and the subsidiaries of the three PRC affiliated entities.

Prior to March 2009, three individual shareholders, Mr. Jianguo Cui, Mr. Zhenyu Wang and Mr. Qiuping Lai held 24.7%, 26.4% and 48.9%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment. Mr. Cui and Mr. Wang were designated by our shareholders Cathay Auto Services Limited and CDH Inservice, respectively. Mr. Lai is our president and co-founder.

In March 2009, Mr. Cui and Mr. Wang transferred all of their equity interests in Meidiya Investment and Yihe Investment to Mr. Peng Ge, our chief financial officer. After the completion of these transfers, Mr. Lai and Mr. Ge held 48.9% and 51.1%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment. Both individual shareholders are PRC citizens. After the completion of the transfers, we entered into a new set of contractual arrangements with Mr. Ge to replace the previous agreements entered into with Mr. Cui and Mr. Wang.

In July 2010, CISG Holdings, our wholly owned subsidiary, acquired an interest in Inscom Holdings, a company in which we currently hold a 65.1% interest. We subsequently undertook a restructuring in which we transferred the beneficial equity interests in six PRC affiliated companies held by Meidiya Investment and/or Yihe Investment to Xinbao Investment, an affiliated subsididiary of Inscom Holding.

In October 2010, Nanfeng Investment invested RMB5.0 million in Yihe Investment. In February 2011, Nanfeng Investment invested RMB1.5 million in Meidiya Investment. After the completion of the investment, Mr. Lai, Mr. Ge and Nanfeng Investment held 39.1%, 40.9% and 20.0%, respectively, of the equity interests in each of Yihe Investment and Meidiya Investment.

Prior to April 26, 2011, two individual shareholders, Mr. Chunlin Wang, our chief executive officer and Mr. Yuan Tian, vice president of our e-commerce insurance unit, held 95% and 5% respectively, of the equity interests in Xinbao Investment. In April 2011, Ying Si Kang Information, Mr. Wang and Mr. Tian each contributed RMB2 million, RMB7.5 million and RMB0.5 million, respectively, to increase the registered capital of Xinbao Investment. After the completion of the capital injection, Ying Si Kang Information, Mr. Wang and Mr. Tian each holds 20%, 75% and 5%, respectively, of the equity interests in Xinbao Investment.

In order to simplify our corporate structure to enable more effective control over our PRC affiliated subsidiaries, we commenced a corporate restructuring onshore and offshore in October 2011, after obtaining approval from the CIRC on our onshore and offshore restructuring plan.

In August 2011, CISG Holdings acquired Minkfair, a Hong Kong incorporated company whose principal business is engaging in insurance distribution in Hong Kong, for a total consideration of HK$1.2 million. Subsequently, CNinsure Holdings Ltd., or CNinsure Holdings, a wholly-owned subsidiary of CISG holdings, issued 1,000 of its shares with par value of $1.00 to Minkfair. At the same time, CNinsure Holdings repurchased from CISG Holdings one issued and fully paid ordinary share of par value US$1.00 of CISG Holdings for a total consideration of US$1.00. As a result of these transactions, Minkfair directly owns 100% of the equity interests in CNinsure Holdings.

In February 2012, Nanfeng Investment, a PRC wholly-owned subsidiary of CNinsure Holdings, subscribed for a share capital of RMB52.5 million in Meidiya Investment. As a result, Nanfeng Investment’s shareholding in Meidiya Investment increased from 20% to 90%. Mr. Lai and Mr. Ge’s shareholdings in Meidya Investment decreased from 39.1% and 40.9% to 5.1% and 4.9%, respectively.

Meidiya Investment, Yihe Investment and Xinbao Investment together hold equity interests, directly or indirectly, ranging from 51% to 100% in 41 insurance agencies, three insurance brokerages, three insurance claims adjusting firms, one online insurance service company and one wealth management service company as of March 31, 2012, of which Meidiya directly or indirectly owns the majority interests in 16 insurance agencies, two insurance brokerages, three insurance claims adjusting firms and one wealth management service company. Most of the noncontrolling shareholders of the insurance intermediary companies majority-owned by Meidiya Investment, Yihe Investment and Xinbao Investment are founders of such company, entrepreneurial agents with whom we jointly set up such company or a venture capital firm which invests in start-up insurance agency companies. Some of those noncontrolling shareholders are in charge of the day-to-day operations of the companies in which they hold noncontrolling interests. The subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment hold the licenses and permits necessary to conduct our insurance intermediary business in China. We rely principally on contractual arrangements to control and derive economic benefit from these companies.

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

The following diagram illustrates our corporate structure as of March 31, 2012:

CNinsure Inc.
[Cayman Islands]
100%
CISG Holdings Ltd,
[BVI]
65.1%
InsCom Holdings Limited
[BVI]
100%
Minkfair Insurance Management Limited
[Hong Kong]
20.58%
Sincere Fame International Limited
[BVI]
100%
InsCom Group Limited
[BVI]
100%
CNinsure Holdings Ltd.
[BVI]
100%
InsCom HK Limited
[Hong Kong]
Outside China
Inside China
100%
Ying Si Kang Information Technology (Shenzhen) Co., Ltd.
[WOFE]
Nominee Arrangement
Two Individual Shareholders
80%
20%
Shenzhen Xinbao Investment Management Co., Ltd.
[PRC Co]
100%
Fanhua Shiji Insurance Sales Co., Ltd
[PRC Co]
100%
Shenzhen InsCom E-commerce Co., Ltd
[PRC Co]
51%-70%(2)
6 insurance agencies
100%
Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd.[WOFE]
40%
Shenzhen Fanhua Nanfeng Investment Holding Co., Ltd.
[PRC Co]
90%
Guangzhou Zhongqi Enterprise Management Consulting Co., Ltd.[PRC Co] (3)
5%
Beijing Ruisike Management Consulting Co., Ltd.
[PRC Co]
5%
Beijing Fanlian Investment Co., Ltd.
[PRC Co]
Fanhua Puyi Investment Management Co., Limited
[PRC Co]
Shenzhen Bangbang Auto Services Co., Ltd.
[PRC Co]
100%
Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. [WOFE]
60%
100%
Litian Zhuoyue Software (Beijing) Co., Ltd.
[PRC Co]
Nominee Arrangement
90%
Guangdong Meidiya Investment Co., Ltd
[PRC Co]
10%
Two Individual Shareholders
20%
95%
Sichuan Yihe Investment Co., Ltd.
[PRC Co]
80%
95%
19.48%
100%
33% — 100% (1)
41 insurance agencies
3 insurance brokerages
3 insurance claims adjusting firms
3 holding companies
1 software company
1 wealth management service company

Equity Interest
Contractual arrangements between our subsidiaries and each of the insurance agencies, brokerages, claims adjusting firms and ancillary business insurance company.
Nominee arrangements among Xinlian Information, Ying Si Kang Information and the shareholders of Yihe Investment, Meidiya Investment and Shenzhen Baowang

(1)  Direct or indirect ownership attributable to Yihe Investment and Meidiya Investment.

(2)  Direct or indirect ownership attributable to Xinbao Investment.

(3)  The remaining equity interests are held by one of our executive offices on behalf of our company.

For a complete listing of our subsidiaries and consolidated affiliated entities as of March 31, 2012, see Exhibit 8.1 to this annual report. The following is a summary of the key terms of our contractual arrangements with Meidiya Investment, Yihe Investment, Xinbao Investment, their shareholders and their subsidiaries.

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

The term of the loan agreement is ten years and may be extended upon written agreement of the parties, but it is not extended automatically. In the event that the loan is not renewed, then upon the expiration of its term and subject to then applicable PRC laws, the loan can be repaid only with the proceeds from the transfer of the individual shareholder’s equity interests in Meidiya Investment to Xinlian Information or another person designated by Xinlian Information. Xinlian Information may accelerate the loan repayment upon certain events, including if the individual shareholder quits or is dismissed or if Xinlian Information exercises its option to purchase the shareholder’s equity interests in Meidiya Investment pursuant to the exclusive equity purchase option agreement described below.

The loan agreement contains a number of covenants that restrict the actions the individual shareholder can take or cause Meidiya Investment to take, or that require the individual shareholder to take or cause Meidiya Investment to take specific actions. For example, these covenants provide that the individual shareholder will:

•                       not transfer, pledge or otherwise dispose of or encumber his equity interests in Meidiya Investment without the prior written consent of Xinlian Information, except for equity pledge for the benefit of Xinlian Information;

•                       not take any action without the prior written consent of Xinlian Information, if the action will have a material impact on the assets, business and liabilities of Meidiya Investment;

•                       not vote for, or execute any resolutions to approve, the sale, transfer, mortgage, or disposal of, or the creation of any encumbrance on, any legal or beneficial interests in the equity of Meidiya Investment without the prior written consent of Xinlian Information, except to Xinlian Information or its designee;

•                       not vote for, or execute any resolutions to approve, any merger or consolidation with any person, or any acquisition of or investment in any person by Meidiya Investment without the prior written consent of Xinlian Information;

•                       vote to elect the directors candidates nominated by Xinlian Information;

•                       cause Meidiya Investment not to supplement, amend or modify its articles of association in any manner, increase or decrease registered capital or change the capital structure in any way without the prior written consent of Xinlian Information; and

•                       cause Meidiya Investment not to execute any contract with a value exceeding RMB100,000 without the prior written consent of Xinlian Information, except in the ordinary course of business.

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

Each of the individual shareholders of Xinbao Investment, being Messrs. Wang and Tian, entered into a loan agreement on December 3, 2010 with our subsidiary Ying Si Kang Information in which we indirectly hold a 65.1% equity interest. The principal amounts of the zero-interest loans to Mr. Wang and Mr. Tian were RMB28,500 and RMB1,500, respectively, equal to their respective capital contributions to Xinbao Investment. The terms of the loan agreement are substantially similar to those in the loan agreements described above.

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

Agreements that Transfer Economic Benefits to Us

Consulting and Service Agreement. Pursuant to the consulting and service agreements entered into on various dates between our PRC subsidiary Zhonglian Enterprise and most of the insurance intermediary subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment, Zhonglian Enterprise agreed to grant the right to use the “Fanhua” brand and provide financial and tax consulting services and training services to each of the insurance intermediaries in exchange for fees payable quarterly calculated as a percentage of revenues of each insurance intermediary. The fees may be adjusted by agreement every quarter based on market condition and the business condition of each insurance intermediary company. Each of these agreements has an initial term of one year from the signing date and will be automatically renewed for one-year terms, unless Zhonglian Enterprise decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Zhonglian Enterprise, or by Zhonglian Enterprise with 30 days’ notice.

Pursuant to the consulting and service agreements, replacing the technology consulting and service agreements entered into on various dates since April 1, 2010, between our PRC subsidiary Xinlian Information and most of the insurance intermediary subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment, Xinlian Information agreed to provide training services and consulting and other services relating to internal control compliance. In exchange, the insurance intermediary companies that are parties to these agreements each agree to pay a quarterly fee calculated primarily based on a percentage of the revenue generated by such company. The parties to each agreement also commit to negotiating adjustments to the fee level every three months by mutual agreement. Each of these agreements has an initial term of one year from the signing date, which will be automatically renewed for one-year terms unless Xinlian Information decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Xinlian Information, or by Xinlian Information with 30 days’ notice.

IT Platform Service Agreement. Pursuant to the IT platform service agreements entered into on various dates since April 1, 2010, between Litian Zhuoyue Software (Beijing) Co., Ltd, or Litian Zhuoyue, a subsidiary of Xinlian Information, and most of the insurance intermediary subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment, Litian Zhuoyue agreed to provide space for system operation and data storage, data maintenance, system security and efficiency maintenance, on-site support, software optimization and maintenance and other IT platform related services. In exchange, the insurance intermediary companies that are parties to these agreements each agree to pay a quarterly fee calculated primarily based on a percentage of the revenue generated by such company. The parties to each agreement also commit to negotiating adjustments to the fee level every three months by mutual agreement. Each of these agreements has an initial term of one year from the signing date, which will be automatically renewed for one-year terms unless Litian Zhuoyue decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Litian Zhuoyue, or by Litian Zhuoyue with 30 days’ notice.

Trademark Licensing Agreements. Pursuant to the trademark licensing agreements entered into on various dates between our subsidiary Beijing Ruisike Management Consulting Co., Ltd., or Ruisike Consulting, and some of the insurance intermediary subsidiaries of Meidiya Investment and Yihe Investment, Ruisike Consulting agreed to grant a nonexclusive right to use the trademark owned by it to the insurance intermediary companies, in exchange for a fixed annual fee of RMB10,000 under each agreement.  Each of these agreements has an initial term of ten years from the signing date, which will be automatically renewed for one-year terms unless Ruisike Consulting decides not to renew the agreement. Each agreement may be terminated by a party if there has been a material breach by the other party and the breach is not cured within 30 days after the breaching party receives a written notice from the non-breaching party. In addition, Ruisike Consulting may terminate each agreement at any time during the term of the agreement upon 30 days’ notice. We subsequently decided to stop charging a fee for the use of our trademarks by our affiliated insurance intermediary companies under these trademark licensing agreements beginning from January 2008.

In 2011, our affiliated insurance intermediary companies paid a total of RMB459 million (US$72.9 million) under the IT platform services agreements and consulting and service agreements to our subsidiaries, representing approximately 41.2% of the net revenues of these affiliated entities. Because of our direct ownership in Meidiya Investment and contractual arrangements with the individual shareholders of Meidiya Investment, Yihe Investment and Xinbao Investment and their subsidiaries, we are the primary beneficiary of Meidiya Investment, Yihe Investment and Xinbao Investment and have consolidated them into our consolidated financial statements. Revenues generated by the subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment accounted for 91.9% of our total net revenues in 2011. The remainder of our total net revenues in 2011 mainly came from one of our subsidiaries, which runs our operating platform, maintains our customer database and provides information about potential customers to insurance companies. The insurance companies paid fees to this subsidiary if the potential customers introduced by this subsidiary actually purchased insurance. In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating part of our PRC insurance intermediary businesses and online insurance distribution business do not comply with PRC government restrictions on foreign investment in the insurance intermediary industry, we could be subject to severe penalties including being prohibited from continuing operation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating part of our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” However, to date we have not encountered any interference or encumbrance from the PRC government on account of operating our business through these agreements.

D.                Property, Plant and Equipment

Our headquarters are located in Guangzhou, China, where we lease approximately 2,382.6 square meters of office space. Our subsidiaries and consolidated affiliated entities lease approximately 81,417.1 square meters of office space. In 2011, our total rental expenses were RMB26.3 million (US$4.2 million).

Item 4A.  Unresolved Staff Comments

None.

Item 5.                         Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. This discussion and analysis contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report.

Following the sale of Datong on March 25, 2011, we present our financial results for the years ended December 2008, 2009, 2010 and 2011 on both a continuing and discontinued basis. Revenues, expenses, assets and liabilities related to Datong for the years ended December 31, 2008, 2009, 2010 and 2011 have been carved out from the audited consolidated financial statements. Profits and losses related to Datong were presented as discontinued operations while profits and losses for the remaining business were presented as continuing operations.

A.               Operating Results

Factors Affecting Our Results of Operations

Our financial condition and results of operations are primarily affected by the following factors:

•                       total premium payments to Chinese insurance companies;

•                       the extent to which insurance companies in the PRC outsource the distribution of their products and claims adjusting functions;

•                       premium rate levels and commission and fee rates;

•                       the size and productivity of our sales force;

•                       acquisitions;

•                       commission rates for individual sales agents;

•                       product and service mix;

•                       share-based compensation expenses; and

•                       seasonality.

Total Premium Payments to Chinese Insurance Companies

The Chinese insurance industry has grown substantially in recent years. Between 2001 and 2011, total insurance premiums increased from RMB212 billion to RMB1,434 billion, representing a compound annual growth rate of 21.1%, according to data published by CIRC. We believe that certain macroeconomic and demographic factors, such as increasing per capita GDP and an aging population, have contributed to and will continue to drive the growth of the Chinese insurance industry in the long term. However, in 2011, as a result of macroeconomic uncertainties and greater regulations on bancassurance, total insurance premiums in China in 2011 decreased 1.3% from 2010, with total life insurance premiums dropping 8.6% and total property and casualty insurance premiums increasing 18.5% from 2010.

We derive our revenue primarily from commissions and fees paid by insurance companies, typically calculated as a percentage of premiums paid by our customers to the insurance companies. Accordingly, industry-wide premium growth will have a positive impact on us. However, there is uncertainty when the growth trend will resume. Any continued downturn in the Chinese insurance industry, whether caused by a general slowdown of the PRC economy or otherwise, may adversely affect our financial condition and results of operations.

The Extent to Which Insurance Companies in the PRC Outsource the Distribution of their Products and Claims Adjusting Functions

Historically, insurance companies in the PRC have relied primarily on their exclusive individual sales agents and direct sales force to sell their products. Only in recent years, as a result of increased competition, have some insurance companies gradually expanded their distribution channels to include insurance intermediaries such as commercial banks, postal offices, insurance agencies and insurance brokerages. In addition, because of a lack of established distribution networks of their own, some newly established insurance companies have chosen to rely primarily on insurance intermediaries to distribute their products while they focus on other aspects of their business.

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

Premium Rate Levels and Commission and Fee Rates

Because the commissions and fees we receive from insurance companies for the distribution of insurance products are generally calculated as a percentage of premiums paid by our customers to the insurance companies, our revenue and results of operations are affected by premium rate levels and commission and fee rates. Premium rate levels and commission and fee rates can change based on the prevailing economic conditions, competitive and regulatory landscape, and other factors that affect insurance companies. These other factors include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, and the tax deductibility of commissions and fees. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by the CIRC. In some instances, we can negotiate for better rates as an incentive for generating a larger volume of business.

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

The Size and Productivity of Our Sales Force

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

Acquisitions

The professional insurance intermediary sector in China is still at an early development stage and highly fragmented. We believe this offers substantial opportunities for consolidation. We intend to grow our distribution and service network in part through selective acquisitions of high-quality independent insurance intermediary companies. Since 2008, we, through our consolidated affiliated entities in the PRC, acquired controlling interests in 15 insurance agencies (excluding Datong and its subsidiaries), one brokerage, four insurance claims adjusting firms (one of which was restructured into a holding company of the three claims adjusting firms) and one online insurance service company as of March 31, 2012. We expect acquisitions to have a positive impact on our results of operations in the long run. However, acquisitions also involve significant risks and uncertainties. See “Item 3. Key Information—Risk Factors—D. Risks Related to Our Business and Our Industry—If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.” In addition, any write-down of goodwill due to impairment and the amortization of intangible assets acquired could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.”

Commission Rates for Individual Sales Agents

A large component of our operating costs and expenses is commissions paid to our individual sales agents. In order to retain sales agents, we must pay commissions at a level comparable to the commissions paid by our competitors. Intensified competition for productive sales agents within the Chinese insurance industry and rising salaries in China have led to a significant increase in commission rates in recent years. The increase in commission rates has had a negative impact on our results of operations. If we are forced to further increase our commission rates for individual sales agents due to competition or otherwise, our operating costs and expenses will increase correspondingly.

Product and Service Mix

We began distributing automobile insurance products in 1999 and expanded our product offerings to other property and casualty insurance products in 2002 and then to individual life insurance products in 2006. We further broadened our service offering to cover insurance claims adjusting services in 2008. The property and casualty insurance policies we distribute are typically for one-year terms, with a single premium payable at the beginning of the term. Accordingly, we receive a single commission or fee for each property and casualty policy our customers purchase. In order for us to have recurring commission and fee revenue from property and casualty insurance products, our customers have to renew their policies or purchase new policies through us every year. Most individual life insurance policies we sell require periodic payment of premiums, typically annually, during a pre-determined payment period, generally ranging from five to 25 years. For each such policy that we sell, insurance companies will pay us a first-year commission and fee based on a percentage of the first year’s gross premiums, and subsequent commissions and fees based on smaller percentages of the renewal premiums paid by the insured throughout the payment period of the policy. Therefore, once we sell a life insurance policy with a periodic payment schedule, it can bring us a steady flow of commission and fee revenue throughout the payment period as long as the insured meets his or her premium payment commitment.

Because insurance companies pay us first-year commissions and fees for most life insurance products at rates higher than those for property and casualty insurance products, we expect a positive impact on our revenue if our distribution of life insurance products increases in the future. However, we will also incur a corresponding increase in operating costs because we pay our sales agents a higher commission and fee for distributing life insurance products. Accordingly, the operating margin attributable to life insurance products may not be as high as that of property and casualty insurance products, and may initially have a negative impact on our overall operating margin. We expect that the operating margin for life insurance products will improve because we only need to pay commissions to our sales agents for the first five years of a policy, but continue to earn renewal fees from the insurance company for the entire payment period of the policy, which could be up to 25 years.

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

Share-based Compensation Expenses

Our historical results of operations have been materially affected by the share-based compensation expenses incurred. In 2009, 2010 and 2011, we incurred share-based compensation expenses of RMB7.6 million, RMB22.2 million, and RMB57.0 million (US$9.1 million), respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Performance Indicators—Operating Costs and Expenses—Share-based Compensation Expenses” for a more detailed discussion of our historical share-based compensation expenses. In order to attract and retain the best personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business, we adopted a share incentive plan in October 2007. Under our 2007 share incentive plan, as amended and restated in December 2008, we may issue an aggregate number of our ordinary shares, equal to 15% of our total number of shares outstanding immediately after the closing of our initial public offering, to cover awards granted under the plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives—2007 Share Incentive Plan.” We expect that share-based compensation expenses will continue to be a significant component of our operating expenses.

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

Key Performance Indicators

Net Revenues

Our revenues are net of PRC business tax. In 2009, 2010 and 2011, we generated net revenues of RMB1.1 billion, RMB1.2 billion and RMB1.5 billion (US$241.0 million), respectively. We derive net revenues from the following sources:

•                       commissions and fees paid by insurance companies, which accounted for 99.9%, 99.9% and 99.6% of our net revenues for 2009, 2010 and 2011, respectively; and

•                       other service fees, which refers to fees paid by insurance companies for certain insurance-related services provided by us to the insured on behalf of the insurance companies and fees for IT platform and software services that we provide.  These other service fees accounted for 0.1%, 0.1% and 0.4% of our net revenues for 2009, 2010 and 2011, respectively.

In 2009, 2010 and 2011, we generated commissions and fees of RMB1.1 billion, RMB1.2 billion and RMB1.5 billion (US$240.0 million), respectively. We derive commissions and fees from distributing property and casualty insurance and life insurance products and providing claims adjusting services.

Total Net Revenues

The following table sets forth our total net revenues earned from the distributions of property and casualty insurance and life insurance products and provision of claims adjusting services, both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Property and casualty insurance products	783,220	71.1	821,259	66.6	1,032,594	164,063	68.1
Life insurance products	177,713	16.1	235,584	19.1	276,402	43,916	18.2
Claims adjusting services	140,670	12.8	177,094	14.3	202,003	32,095	13.3
Other service	—	—	—	—	5,676	902	0.4
Total net revenues	1,101,603	100.0	1,233,937	100.0	1,516,675	240,976	100.0

Net revenues from property and casualty insurance products, in particular automobile insurance products, have been our primary source of revenue since our inception. While net revenues from property and casualty insurance products increased in absolute amounts from 2009 to 2011, their share as a percentage of our total net revenues decreased slightly from 71.1% in 2009 to 68.1% in 2011, primarily reflecting the growth of our life insurance businesses during the corresponding period. As the per capita automobile ownership in China is still low, automobile sales in China still have significant growth potential. Therefore, we expect that automobile insurance products will continue to be a significant contributor to our total net revenues in the next several years.

We began distributing individual life insurance products in 2006. Net revenues from life insurance products increased significantly in absolute amounts from 2009 to 2011. However, in 2011, impacted by the industry growth slow-down, net revenues from new life insurance policies dropped slightly although recurring commissions from life insurance products increased moderately. We will keep devoting significant efforts on the distribution of life insurance products and we expect net revenues from life insurance products will still constitute a significant portion of our total net revenues in the next several years.

We began providing claims adjusting services in 2008. Net revenues from claims adjusting services increased significantly from 2009 to 2011 in absolute amounts. As we continue to grow our claims adjusting business, we expect that net revenues from claims adjusting services will increase as a percentage of our total net revenues in the next few years.

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

Other Service Fees

In 2009, 2010 and 2011, we generated other service fees of RMB0.8 million, RMB0.6 million and RMB0.8 million (US$0.1 million), respectively, for providing services related to the distribution of automobile insurance products, such as drivers’ license renewal and annual inspection for the insured, which were included in net revenues from the distribution of property and casualty insurance products. We don’t expect other service fees to constitute a significant portion of our total net revenues in the future.

In addition, in 2011, we began providing IT platform and software services to third parties through one of our affiliated entities, Litian Zhuoyue, including system operation, data storage, data maintenance, system security and efficiency maintenance, on-site support, software optimization and maintenance and other IT platform related services. We generated IT service fees of RMB5.7 million (US$0.9 million) during 2011. We don’t expect these service fees to constitute a significant portion of our total net revenues in the future.

Operating Costs and Expenses

Our operating costs and expenses consist of commissions and fees incurred in connection with the distribution of insurance products and provision of claims adjusting services, selling expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amounts and as percentages of our net revenues, for the periods indicated.

	Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	1,101,603	100.0	1,233,937	100.0	1, 516,675	240,976	100.0
Operating costs and expenses:
Commissions and fees	(549,981)	(49.9)	(541,239)	(43.9)	(796,843)	(126,606)	(52.5)
Selling expenses	(41,442)	(3.8)	(60,055)	(4.9)	(77,802)	(12,361)	(5.1)
General and administrative expenses	(164,951)	(15.0)	(233,518)	(18.9)	(333,281)	(52,953)	(22.0)
Impairment loss	—	—	(4,600)	(0.4)	(1,057,522)	(168,023)	(69.7)
Total operating costs and expenses	(756,374)	(68.7)	(839,412)	(68.1)	(2,265,448)	(359,943)	(149.3)

Commissions and Fees

We incur commissions and fees in connection with the distributions of insurance products and provisions of claims adjusting services. The commissions and fees that we incurred increased in absolute amounts each year from 2009 to 2011 primarily as a result of increase in net revenues and increase in the size of our sales force and claims adjustors. We rely mainly on individual sales agents and, to a much lesser degree, on a small number of in-house sales representatives for the distributions of insurance products. For claims adjusting services, we rely entirely on our in-house claims adjustors. Commissions and fees incurred as a percentage of net revenues decreased from 2009 to 2010, primarily as a result of the implementation of the fee-based revenues scheme in three more affiliated insurance agencies in 2010 as compared with five affiliated insurance agencies in 2009. Commissions and fees incurred as a percentage of net revenues increased from 2010 to 2011, primarily due to significant rise in policy acquisition cost and commission cost as a result of increasing labor cost pressure and severer market competition. We anticipate that our commissions and fees will continue to increase as we add more sales agents and claims adjustors to our work force and further grow our business.

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

•                       office supply expenses for our administrative staff; and

•                       foreign exchange loss.

We expect that our general and administrative expenses will increase as we hire additional administrative personnel, increase in labor cost and incur additional costs in connection with the expansion of our business, our efforts to improve our operating platform and our status as a publicly traded company, including costs to enhance our internal controls.

Share-based Compensation Expenses. Share-based compensation expenses constituted a smaller portion of our general and administrative expenses in 2009, but were one of the largest components of our general and administrative expenses in 2010 and 2011. In 2009, 2010 and 2011, we incurred share-based compensation only with respect to certain managerial and administrative staff and accordingly, allocated all share-based compensation expenses to general and administrative expenses. The following table sets forth our share-based compensation expenses, both in absolute amounts and as percentages of our general and administrative expenses, for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
General and administrative expenses	164,951	100.0	233,518	100.0	333,281	52,953	100.0
Share-based compensation expenses	7,553	4.6	22,211	9.5	57,003	9,057	17.1

Our share-based compensation expenses in 2011 were primarily attributable to the options granted in November 2008, March 2009, February 2010 and April 2011, including a one-time recognition in the fourth quarter of 2011 of the remaining un-amortized expenses totaling RMB48.2 million (US$7.7 million) in connection with the cancellation of certain options granted in February 2010 and April 2011.

Our share-based compensation expenses in 2010 were primarily attributable to options granted in November 2008, March 2009 and February 2010.

Our share-based compensation expenses in 2009 were primarily attributable to options granted to various directors, officers and employees to purchase 32,000,000 and 10,000,000 ordinary shares in November 2008 and March 2009, respectively.

For more information about our share-based compensation expenses, please see Note 20 to our audited consolidated financial statements included in this annual report.

Impairment loss.

Impairment loss reflected the expected adverse impact of the overall economic uncertainties in China,

growth slowdown within the Chinese insurance market and our strategic business transition on our earnings in the next two to three years. We perform annual impairment analysis, and for the years ended December 31, 2009, 2010 and 2011, impairment losses on goodwill and intangible asset were nil, RMB4.6 million and RMB1.1 billion (US$168.0 million), respectively.

Taxation

We and each of our subsidiaries and consolidated affiliated entities file separate income tax returns.

The Cayman Islands, the British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands and the British Virgin Islands, we and our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in those jurisdictions. Our subsidiary incorporated in Hong Kong is subject to a normal profits tax rate of 16.5% of its assessable profits for the years of assessment ending March 31, 2010 and March 31, 2011. Payment of dividends is not subject to withholding tax in Hong Kong.

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

Pursuant to a Notice of Preferential Policies of EIT, jointly issued by the PRC Ministry of Finance and the State Administration of Taxation on February 22, 2008, a newly established software enterprise was entitled to an exemption from EIT for the first two years and a 50% reduction of EIT for the following three years starting from the first profit-making year. One of our affiliated entities, Litian Zhuoyue, will be entitled to the tax holidays under this notice from 2010 until 2014.

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

Insurance agency and brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has met all the four criteria of revenue recognition when the premiums are collected by the Group or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been recognized as the management of the Group estimates, based on its past experience, that the cancellation of policies rarely occurs.  Any subsequent commission adjustments in connection with policy cancellations which have been de minimis to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.1%, 0.1% and 0.1% of the total commission and fee revenues for the years ended December 31, 2009, 2010 and 2011, respectively. For property insurance and life insurance, agency and brokerage companies may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency and brokerage company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is fixed by a formula based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded when a performance target is achieved.

Insurance claims adjusting services are considered to be rendered and completed, and revenue is recognized at the time loss adjusting reports are confirmed being received by insurance companies. The Group has met all the four criteria of revenue recognition when the service is provided and the loss adjusting report is accepted by insurance companies. The Group does not accrue any service fee before the receipt of an insurance company’s acknowledgement of receiving the adjusting reports. Any subsequent adjustments in connection with discounts which have been de minimis to date are recognized in revenue upon notification from the insurance companies.

Other service fees include revenue from the provision of IT services and insurance-related services, such as driver’s license renewal and annual inspection for the insured. Revenue is recognized when the services are rendered.

The Group presented revenue net of sales taxes incurred. The sales taxes amounted to RMB84.0 million, RMB102.2 million and RMB113.4 million  (US$18.0 million) for the years ended December 31, 2009, 2010 and 2011, respectively, of which RMB3.1 million, RMB14.9 million and RMB4.5 million (US$0.7 million) were related to discontinued operations for the years ended December 31, 2009, 2010 and 2011, respectively.

Share-based Compensation

All forms of share-based payments to employees, including employee stock options and employee stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statement of operations. Compensation cost related to employee stock option or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. If an award requires satisfaction of one or more performance, or service conditions (or any combination thereof), compensation cost is  recognized if the requisite service is rendered, and no compensation cost is recognized if the requisite service is not rendered.

Awards of share-based employee compensation ordinarily specify a performance condition or a service condition (or both) that must be satisfied for an employee to earn the right to benefit from the award. No compensation cost is recognized for instruments that employees forfeit because a service condition or a performance condition is not satisfied, that is, instruments for which the requisite service is not rendered.

A cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration is accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost is recognized at the cancellation date.

We use the Black-Scholes option-pricing model to determine the fair value of stock options and warrants. Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. The management estimates the forfeitures of the shares based on past employee retention rates and its expectations of future retention rates, and it will prospectively revise the forfeiture rates based on actual history. The share compensation charges may change based on changes to the actual forfeitures. The actual share-based compensation expenses may be materially different from the current expectations.

Share-based compensation expenses of RMB7.6 million, RMB22.2 million and RMB57.0 million for the years ended December 31, 2009, 2010 and 2011, respectively, were included in the general and administrative expenses.

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

In 2009 and 2010, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value, which is step one of the two-step impairment test. The income approach was used to estimate the fair value of all reporting units. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step two of the two-step goodwill impairment test was unnecessary. Our management concluded that goodwill was not impaired for the years ended December 31, 2009 and 2010.

In 2011, management performed step one of the two-step impairment test by comparing the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value. The income approach was used to estimate the fair value of all reporting units. Based on this quantitative test, management determined that the fair value of the life insurance unit exceeded its carrying amount and, therefore, step two of the two-step goodwill impairment test was unnecessary. However, management determined that the fair values of the property and casualty insurance unit and the claims adjusting unit were less than their carrying amounts and, therefore step two of the goodwill impairment test was performed to measure the amount of impairment for these units. As a result, an goodwill impairment loss of RMB1.0 billion (US$159.0 million) was recorded for the year ended December 31, 2011.

Amortizable intangible assets and long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge shall be recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Management performed an impairment test for intangible assets and all long-lived assets as of December 31, 2009, 2010 and 2011 and recognized an impairment loss of nil, RMB4.6 million and RMB56.8 million (US$9.0 million) in intangible assets in 2009, 2010 and 2011, respectively.

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

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standard Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, (“ASU 2011-04”).  ASU 2011-04 amends ASC 820, Fair Value Measurements, (“ASC 820”), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S.  GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements.  ASU 2011-04 will be effective for our fiscal year beginning January 1, 2012.  The adoption of ASU 2011-04 is not expected to have a material effect on our consolidated financial statements, but may require certain additional disclosures.

In September 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, (“ASU 2011-05”), which improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income (“OCI”) by eliminating the option to present components of OCI as part of the statement of changes in stockholders’ equity.  The amendments in this standard require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  The amendments in this standard do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components of OCI gross or net of the effect of income taxes.  The amendments in ASU 2011-05 are effective for annual periods beginning January 1, 2012 and are to be applied retrospectively.  The adoption of the provisions of ASU 2011-05 is not expected to have a material impact on our consolidated financial position or results of operations.

In September 2011, the FASB issued an amendment to ASC 350, Intangibles - Goodwill and Other (“ASC 350”), which simplifies how entities test goodwill for impairment.  Previous guidance under ASC 350 required an entity to test goodwill for impairment using a two-step process on at least an annual basis.  First, the fair value of a reporting unit was calculated and compared to its carrying amount, including goodwill.  Second, if the fair value of a reporting unit was less than its carrying amount, the amount of impairment loss, if any, was required to be measured.  Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads the entity to determine that it is more likely than not that its fair value is less than its carrying amount.  If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then the two-step impairment test is unnecessary.  If the entity concludes otherwise, then it is required to test goodwill for impairment under the two-step process as described under ASC 350.  The amendments are effective for us for annual and interim goodwill impairment tests performed for fiscal years beginning January 1, 2012, and early adoption is permitted.  We are planning to adopt this standard in 2012.  The adoption of the provisions of ASC 350 is not expected to have a material impact on our consolidated financial position or results of operations.

Results of Operations

	For the Year Ended December 31,
	2009	2009 to 2010 Percentage Change	2010	2010 to 2011 Percentage Change	2011
	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Operations Data
Net revenues:
Commissions and fees	1,100,842	12.0	1,233,297	22.5	1,510,886	240,056
Other service fees	761	(15.9)	640	804.5	5,789	920
Total net revenues	1,101,603	12.0	1,233,937	22.9	1,516,675	240,976
Operating costs and expenses:
Commissions and fees	(549,981)	(1.6)	(541,239)	47.2	(796,843)	(126,606)
Selling expenses	(41,442)	44.9	(60,055)	29.6	(77,802)	(12,361)
General and administrative expenses	(164,951)	41.6	(233,518)	42.7	(333,281)	(52,953)
Impairment losses on goodwill and intangible assets	—	*	(4,600)	22,889.6	(1,057,522)	(168,023)
Total operating costs and expenses	(756,374)	11.0	(839,412)	169.9	(2,265,448)	(359,943)
Income (loss) from operations	345,229	14.3	394,525	(289.8)	(748,773)	(118,967)
Other income, net:
Investment income	18,905	118.2	41,244	(100.0)	—	—
Interest income	33,203	(19.4)	26,771	94.4	52,031	8,267
Interest expense	(4)	25	(5)	(100.0)	—	—
Others, net	1,534	(77.1)	351	6,300.6	22,436	3,564
Changes in fair value of contingent consideration payables	(5,946)	100.0	—	*	—	—
Income (loss) from continuing operations before income taxes and income of affiliates and discontinued operations	392,921	17.8	462,886	(245.7)	(674,306)	(107,136)
Income tax expense	(97,309)	(8.4)	(89,125)	(5.7)	(84,030)	(13,351)
Share of income of affiliates	774	1,567.5	12,904	10.4	14,246	2,263
Net income (loss) from continuing operations	296,386	30.5	386,665	(292.4)	(744,090)	(118,224)
Net income (loss) from discontinued operations, net of tax	(17,372)	(270.8)	29,665	330.0	127,553	20,266
Net income (loss)	279,014	49.2	416,330	(248.1)	(616,537)	(97,958)
Less: Net loss attributable to the noncontrolling interests	(21,827)	(72.6)	(5,978)	5,205.2	(317,163)	(50,392)
Net income (loss) attributable to the Company’s shareholders	300,841	40.4	422,308	(170.9)	(299,374)	(47,566)

*                 Not meaningful for analysis because the percentage change is mathematically undeterminable or involves a change from income or benefit to loss or expense, or vice versa.

Year ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our total net revenues increased by 22.9% from RMB1.2 billion in 2010 to RMB1.5 billion (US$241.0 million) in 2011 primarily attributable to (i) an increase in sales of insurance policies due to enhanced sales marketing efforts with the number of sales agents increasing by 21.4% from 37,994 as of December 31, 2010 to 46,137 as of December 31, 2011 and the number of sales outlets increasing by 9.6% from 552 as of December 31, 2010 to 605 as of December 31, 2011, (ii) rising property and casualty insurance commission rates and (iii) growth of recurring commissions of life insurance products.

Operating Costs and Expenses

Commissions and Fees. Commissions and fees we incurred increased by 47.2% from RMB541.2 million in 2010 to RMB796.8 million (US$126.6 million) in 2011 primarily due to (i) growth of our sales force and sales volume, and (ii) increases in policy acquisition costs and commission costs.

Selling Expenses. Our selling expenses increased by 29.6% from RMB60.1 million in 2010 to RMB77.8 million (US$12.4 million) in 2011 primarily due to sales growth and an increase in expenses incurred in connection with the establishment of new outlets and payroll increase.

General and Administrative Expenses. Our general and administrative expenses increased by 42.7% from RMB233.5 million in 2010 to RMB333.3 million (US$53.0 million) in 2011. This increase was primarily a result of the following:

•                  an increase of 156.6% in share-based compensation expenses from RMB22.2 million for fiscal year 2010 to RMB57.0 million (US$9.1 million) in fiscal year 2011, primarily associated with the grant of stock options in April of 2011 and the cancellation of certain options in November of 2011;

•                  an increase of 30.9% in amortization of intangible assets from RMB20.2 million for fiscal year 2010 to RMB26.5 million (US$4.2 million) in fiscal year 2011, largely as a result of the acquisitions we made in 2011; and

•                  RMB10.0 million (US$1.6 million) in one-off professional fees incurred in relation to the non-binding going-private proposal which we received on May 14, 2011 and was withdrawn on September 15, 2011.

Impairment losses on goodwill and intangible assets. Impairment loss on intangible assets and goodwill was RMB1.1 billion (US$168.0 million), which reflected the expected adverse impact of the overall economic uncertainties in China, growth slowdown within the Chinese insurance market and our strategic business transition on our earnings in the next two to three years.

Income (Loss) from Operations. As a result of the foregoing factors, loss from operations was RMB748.8 million (US$119.0 million) for fiscal year 2011, compared to income from operations of RMB394.5 million in fiscal year 2010.

Investment Income. Our investment income for 2011 was nil, compared to RMB41.2 million in 2010, representing gains from re-measuring the 10% equity interest we formerly held in Hebei Fanlian, Ningbo Baolian, Shandong Mintai and the 5% equity interest we formerly held in Shenyang Fangda Insurance Agency Co., Ltd.

Interest Income. Our interest income for 2011 was RMB52.0 million (US$8.3 million), representing an increase of 94.4% from RMB26.8 million in 2010.

Non-operating Income (Expense), Net. Our other income, net, increased by 6,300.6% from RMB0.4 million in 2010 to RMB22.4 million (US$3.6 million) in 2011 which mainly included: (i) RMB12.5 million (US$2.0 million) refunds from the selling shareholder of certain acquired subsidiaries as those acquired subsidiaries failed to achieve their performance targets; and (2) RMB8.0 million (US$1.3 million) cash bonus granted to one of our affiliated subsidiaries by the Shenzhen Municipal Government during the third quarter of 2011.

Income (Loss) from Continuing Operations before Income Taxes and Income of Affiliates and Discontinued Operations. As a result of the foregoing factors, our loss from continuing operations before income taxes and income of affiliates and discontinued operations was RMB674.3 million (US$107.1 million) in 2011. In comparison, income from continuing operations before income tax and income of affiliates and discontinued operations was RMB462.9 million in 2010.

Income Tax Expense. Our income tax expense in 2011 primarily consisted of current tax expenses of RMB100.5 million (US$16.0 million) offset by a deferred tax income of RMB16.4 million (US$2.6 million). In comparison, our income tax expense in

2010 primarily consisted of current tax expense of RMB87.8 million and deferred tax expense of RMB1.3 million, representing a decrease of 5.7% from 2010 to 2011.

Income (Loss) from Continuing Operations. As a result of foregoing factors, our loss from continuing operations was RMB744.1 million (US$118.2 million) in 2011. In comparison, income from continuing operations was RMB386.7 million in 2010.

Income (Loss) from Discontinued Operations. We recorded RMB127.6 million (US$20.3 million) loss from discontinued operations, representing the disposal gain from the sale of Datong, and it was an increase 330.0% from RMB29.7 million in 2010.

Net Loss Attributable to the Noncontrolling Interests. We recorded RMB317.2 million (US$50.4 million) net loss attributable to noncontrolling interests in 2011, primarily due to impairment loss in goodwill and intangible assets incurred by certain affiliated insurance agencies in which we owned majority interests. In comparison, we recorded RMB6.0 million net loss attributable to noncontrolling interests in 2010.

Net Income (Loss) Attributable to the Company’s Shareholders. As a result of the foregoing, our net loss attributable to our shareholders was RMB299.4 million (US$47.6 million) for fiscal year 2011, compared to net income attributable to our shareholders of RMB422.3 million in fiscal year 2010.

Year ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues. Our total net revenues increased by 12.0% from RMB1.1 billion in 2009 to RMB1.2 billion in 2010 primarily attributable to (i) enhanced sales marketing efforts with the number of sales agents increasing by 23.4% from 30,782 as of December 31, 2009 to 37,994 as of December 31, 2010 and the number of sales outlets increasing by 31.7% from 476 as of December 31, 2009 to 552 as of December 31, 2010; (ii) the increase in performance bonuses paid by life insurers as a result of growth in sales volume and more contracts entered into with life insurers at the corporate headquarter level; and (iii) the acquisitions of controlling interests in four affiliated traditional insurance intermediary companies in 2010.

Operating Costs and Expenses

Commissions and Fees. Commissions and fees we incurred slightly decreased by 1.6% from RMB550.0 million in 2009 to RMB 541.2 million in 2010 primarily due the implementation of a fee-based revenue scheme in eight of our affiliated insurance agencies in 2010 as compared to five affiliated insurance agencies in 2009.

Selling Expenses. Our selling expenses increased by 44.9% from RMB41.4 million in 2009 to RMB60.1 million in 2010 primarily due to a growth in sales and an increase in expenses incurred in connection with the establishment of new outlets.

General and Administrative Expenses. Our general and administrative expenses increased by 41.6% from RMB165.0 million in 2009 to RMB233.5 million in 2010. This increase was primarily a result of the following:

•                  an increase of 59.7% in depreciation of fixed assets from RMB12.9 million in 2009 to RMB20.6 million in 2010, largely as a result of operating the upgraded IT system in more affiliated entities in 2010;

•                  an increase of 142.1% in amortization of intangible assets from RMB8.3 million in 2009 to RMB20.2 million in 2010, largely as a result of the acquisitions we made in 2010; and

•                  an increase of 194.0% in share-based compensation expenses from RMB7.6 million in 2009 to RMB22.2 million in 2010, associated with the grant of options to various directors, officers and employees in February 2010.

Impairment loss. We recognized a RMB4.6 million impairment loss in respect of intangible assets for the fourth quarter of 2010.

Income from Operations. As a result of the foregoing factors, our income from operations increased by 14.3% from RMB345.2 million in 2009 to RMB394.5 million in 2010.

Other Income, Net. Our other income, net increased by 43.3% from RMB47.7 million in 2009 to RMB68.4 million in 2010, primarily as a result of a 118.2% increase in the recognition of investment income from RMB18.9 million in 2009 to RMB41.2 million in 2010, representing gains from re-measuring the 10% equity interest formerly held by us in Hebei Fanlian, Ningbo Baolian, Shandong Mintai and the 5% equity interest formerly held by us in Shenyang Fangda Insurance Agency Co., Ltd., partially offset by a 19.4% decrease in interest income from RMB33.2 million in 2009 to RMB26.8 million in 2010.

Income from Continuing Operations before Income Taxes and Income of Affiliates and Discontinued Operations. As a result of the foregoing factors, our income from continuing operations before income taxes and income of affiliates and discontinued operations increased by 17.8% from RMB392.9 million in 2009 to RMB462.9 million in 2010.

Income Tax Expense. Our income tax expense in 2010 primarily consisted of current tax expense of RMB87.8 million and deferred tax expense of RMB1.3 million. In comparison, our income tax expense in 2009 primarily consisted of current tax expense of RMB91.4 million and deferred tax expense of RMB5.9 million, representing a decrease of 8.4% from 2009 to 2010. The effective income tax rate applicable to us was 19.3% in 2010 compared to 24.8% in 2009. The decrease was primarily attributable to a tax holiday enjoyed by one of our subsidiaries.

Net Loss Attributable to the Noncontrolling Interests. We recorded RMB6.0 million net loss attributable to noncontrolling interests in 2010, primarily due to loss incurred by certain insurance agencies in which we owned majority interests. In comparison, we recorded RMB21.8 million net loss attributable to noncontrolling interests in 2009.

Net Income Attributable to the Company’s Shareholders. As a result of the foregoing, our net income attributable to our shareholders increased by 40.4% from RMB300.8 million in 2009 to RMB422.3 million in 2010.

The following table sets forth our net revenues, operating costs and expenses and income from operations by reportable segments for the periods indicated. Operating costs and expenses allocated to each of the reportable segments includes intangible asset amortizations and impairments, and other costs and expenses directly incurred by the corresponding segment. The line item “Other” includes revenue and expenses not allocated to the reportable segments and headquarter related costs and expenses.

	Year Ended December 31,
	2009	2009 to 2010 Percentage Change	2010	2010 to 2011 Percentage Change	2011
	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Net revenues:
Property and casualty	783,220	4.9	821,259	25.7	1,032,594	164,063
Life	177,713	32.6	235,584	17.3	276,402	43,916
Claims adjusting	140,670	25.9	177,094	14.1	202,003	32,095
Other	—	*	—	*	5,676	902
Total net revenues	1,101,603	12.0	1,233,937	22.9	1,516,675	240,976
Operating costs and expenses:
Property and casualty	(408,643)	(4.7)	(389,266)	317.8	(1,626,472)	(258,420)
Life	(158,804)	22.5	(194,612)	26.2	(245,571)	(39,017)
Claims adjusting	(121,753)	28.8	(156,825)	55.0	(243,072)	(38,620)
Other	(67,174)	46.9	(98,709)	52.3	(150,333)	(23,886)
Total operating costs and expenses	(756,374)	11.0	(839,412)	169.9	(2,265,448)	(359,943)
Income (Loss) from operations:
Property and casualty	374,577	15.3	431,993	(237.5)	(593,878)	(94,357)
Life	18,909	116.7	40,972	(24.8)	30,831	4,899
Claims adjusting	18,917	7.1	20,269	(302.6)	(41,069)	(6,525)
Other	(67,174)	46.9	(98,709)	46.5	(144,657)	(22,984)
Total income (loss) from operations	345,229	14.3	394,525	(289.8)	(748,773)	(118,967)

Year ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues

Net revenues from our property and casualty insurance segment increased by 25.7% from RMB821.3 million in 2010 to RMB1.0 billion (US$164.1 million) in 2011. The increase primarily resulted from increased sales and rising property and casualty insurance commission rates in 2011.

Net revenues from our life insurance segment increased by 17.3% from RMB235.6 million in 2010 to RMB276.4 million (US$43.9 million) in 2011. The increase was primarily attributable to growth in recurring commissions of long term life insurance products with a periodic premium payment schedule.

Net revenues from our claims adjusting segment increased by 14.1% from RMB177.1 million in 2010 to RMB202.0 million (US$32.1 million) in 2011. The increase primarily resulted from (i) increased productivity of claims adjustors; and (ii) enhanced cooperation with the property and casualty segment which referred claims adjusting business to our claims adjusting firms.

Other revenue in 2011 mainly represents RMB5.0 million (US$0.8 million) in IT services provided to a subsidiary of CFSG with the remaining RMB0.7 million coming from unrelated third parties.

Operating Costs and Expenses

Operating costs and expenses for our property and casualty insurance segment increased by 317.8% from RMB389.3 million in 2010 to RMB1.6 billion (US$258.4 million) in 2011. The significant increase was primarily due to (i) increase in commissions and fees paid to our property and casualty insurance sales agents, which reflected higher labor costs and higher policy acquisition costs; (ii) the recognition of a RMB992.7 million (US$157.7 million) impairment loss in respect of goodwill and intangible assets in the property and casualty insurance segment which reflected our forecast of slower growth in the segment’s earnings in the next two to three years.

Operating costs and expenses for our life insurance segment increased by 26.2% from RMB194.6 million in 2010 to RMB245.6 million (US$39.0 million) in 2011. The increase was primarily due to (i) the establishment of additional branches and sales outlets, and (ii) the recognition of RMB1.6 million (US$0.3 million) impairment loss in respect of intangible assets in the life insurance segment which reflected our forecast of slower growth in certain life insurance entities.

Operating costs and expenses for our claims adjusting segment increased by 55.0% from RMB156.8 million in 2010 to RMB243.1 million (US$38.6 million) in 2011. The increase was primarily due to (i) an increase in commissions and fees paid to claims adjustors and related services costs, which was in line with the increase in revenues; and (ii) the recognition of a RMB63.2 million (US$10.0 million) impairment loss in respect of goodwill and intangible assets in the claims adjusting segment which reflected our forecast of slower growth in the segment’s earnings in the next two to three years.

Income (loss) from Operations

As a result of the foregoing factors, loss from operations for our property and casualty insurance segment recorded an operating loss of RMB593.9 million (US$94.4 million) in 2011, compared to an operating income of RMB432.0 million in 2010. Income from operations for our life insurance segment decreased by 24.8% from RMB41.0 million in 2010 to RMB30.8 million (US$4.9 million) in 2011. Loss from operations for our claims adjusting segment is RMB41.1 million (US$6.5 million), compared to an operating income of RMB20.3 million in 2010.

Year ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues

Net revenues from our property and casualty insurance segment increased by 4.9% from RMB783.2 million in 2009 to RMB821.3 million in 2010. The increase primarily resulted from the acquisitions of controlling interests in six affiliated insurance agencies primarily engaged in the distribution of property and casualty insurance products in 2009 and 2010 and a significant increase in the number of property and casualty sales agents, partially offset by the decrease of auto insurance commission rate in the first half year of 2010. The commission rate had been raised to the same level as that of 2009 by the end of 2010.

Net revenues from our life insurance segment increased by 32.6% from RMB177.7 million in 2009 to RMB235.6 million in 2010. The increase was primarily attributable to (i) an increase in the number of life insurance sales agents and productivity; (ii) an increase in performance bonuses paid by life insurers as a result of growth in sales volume; and (iii) an increase in number of contracts entered into with life insurers at the corporate headquarter level, which enabled us to obtain more favorable terms by combining the sales volumes of all of our affiliated insurance intermediary companies located in different parts of the country.

Net revenues from our claims adjusting segment increased by 25.9% from RMB140.7 million in 2009 to RMB177.1 million in 2010. The increase primarily resulted from (i) increase in productivity of claims adjustors; and (ii) enhanced cooperation with the property and casualty segments which referred claims adjusting business to our claims adjusting firms.

Operating Costs and Expenses

Operating costs and expenses for our property and casualty insurance segment decreased by 4.7% from RMB408.6 million in 2009 to RMB389.3 million in 2010. The decrease was primarily due to the implementation of a fee-based revenue scheme in eight of our affiliated insurance agencies in 2010 as compared to five affiliated insurance agencies in 2009, partially offset by the increase in commissions and fees paid to our property and casualty insurance sales agents, which was in line with the growth of our sales.

Operating costs and expenses for our life insurance segment increased by 22.5% from RMB158.8 million in 2009 to RMB194.6 million in 2010. The increase was primarily due to (i) higher sales volume, particularly the increase in the sale of new insurance policies, for which we generally paid higher commissions and fees to our sales agents as compared with those of renewal insurance policies; and (ii) the establishment of additional branches and sales outlets.

Operating costs and expenses for our claims adjusting segment increased by 28.8% from RMB121.8 million in 2009 to RMB156.8 million in 2010. The increase was primarily due to (i) an increase in commissions and fees paid to claims adjustors and related services cost, which was in line with the increase in revenues; and (ii) an increase in salaries for back-office staff and office rental expenses.

Income from Operations

As a result of the foregoing factors, income from operations for our property and casualty insurance segment increased by 15.3% from RMB374.6 million in 2009 to RMB432.0 million in 2010. Income from operations for our life insurance segment increased by 116.7% from RMB18.9 million in 2009 to RMB41.0 million in 2010. Income from operations for our claims adjusting segment increased by 7.1% from RMB18.9 million in 2009 to RMB20.3 million in 2010.

Inflation

Inflation in China has impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China changed by -0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. Our operating costs and expenses, such as sales agent and employee compensation and office operating expenses, increased significantly as a result of higher inflation in 2011. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation significantly reduced the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China. If high inflation persists in China in the future, our operational results may continue to be significantly affected.

Foreign Currency

The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB6.3482 per U.S. dollar in December 2011. The fluctuation of the exchange rate between the RMB and U.S. dollar and HK dollar resulted in foreign currency translation loss of RMB18.3 million (US$2.9 million) in 2011, when we translated our financial assets from U.S. dollar and HK dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

B.                 Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities and proceeds from sales of ordinary shares through private placements, our initial public offering and public follow-on offering. As of December 31, 2011, we had RMB2.2 billion (US$353.1 million) in cash. Our cash consists of cash on hand and bank deposits with terms of 90 days or less. Our principal uses of cash have been to fund acquisitions, construction of a nationwide operating platform, working capital requirements, purchases of automobiles and office equipment, office renovation and rental deposit. Although we consolidate the results of our PRC affiliated entities, we do not have direct access to their cash and cash equivalents or future earnings. But we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we receive quarterly fees from some of these affiliated entities in exchange for certain consulting and other services provided by us. See “Item 4. Information on the Company—C. Organizational Structure.” We expect to require cash to fund our ongoing business needs, particularly the further expansion of our distribution and service network through acquisitions and establishment of new insurance intermediary companies and development of an e-commerce insurance platform.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	259,599	366,665	491,400	78,075
Net cash used in investing activities	(256,243)	(400,021)	(46,023)	(7,312)
Net cash (used in) from financing activities	(57,166)	511,168	(129,810)	(20,624)
Net (decrease) increase in cash and cash equivalents	(53,810)	477,812	315,567	50,139
Cash and cash equivalents at the beginning of the year	1,510,432	1,457,890	1,924,884	305,833
Cash and cash equivalents at the end of the year	1,457,890	1,924,884	2,222,160	353,066

Operating Activities

Net cash generated from operating activities amounted to RMB491.4 million (US$78.1 million) for the year ended December 31, 2011, primarily attributable to (i) a net loss of RMB616.5 million (US$98.0 million); (ii) a significant increase of RMB1.1 billion (US$168.0 million) in impairment loss in respect of goodwill and intangible assets, RMB27.4 million (US$4.3 million) of depreciation of fixed assets, RMB26.5 million (US$4.2 million) of amortization of acquired intangible assets and RMB57.0 million (US$9.1 million) of share-based compensation expenses, which were included in net loss but did not affect cash flow during the period; (iii) an increase of RMB33.7 million (US$5.4 million) in accounts payable primarily as a result of increased revenue and expanded operation; and (iv) an increase of RMB65.1 million (US$10.3 million) in other payables and accrued expenses; and (v) gain on disposal of subsidiaries of RMB127.6 million (US$20.3 million) , which was included in net loss but not related to operating activities.

Net cash generated from operating activities amounted to RMB366.7 million for the year ended December 31, 2010, primarily attributable to (i) a net income of RMB416.3 million; (ii) a significant increase of RMB78.9 million in depreciation of fixed assets, amortization and impairment of acquired intangible assets and share-based compensation expenses which were included in net income but did not have cash flow effect during the period; (iii) an investment income of RMB41.2 million, which was also included in net income but was not included in operating activity and did not have cash flow effect during the period; (iv) an increase of RMB13.8 million in accounts payable primarily as a result of increased revenue and expanded operation; and (iv) an increase of RMB61.8 million in accounts receivable, which negatively affected operating cash flow, primarily as a result of an increase in sales of insurance products.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2011 was RMB46.0 million (US$7.3 million), primarily attributable to (i) net proceeds from the disposal of subsidiaries including Datong in the amount of RMB390.8 million (US$62.1 million) during the year; (ii) a RMB331.9 million (US$52.7 million) loan to Sincere Fame, in which we owned 20.6% equity interest, as at December 31, 2011; (iii) the payment of RMB50.0 million (US$7.9 million) for the acquisition of Dongguan Zhongxin and

Guangzhou Huajie and (iv) payment of RMB32.7 million (US$5.2 million) for short-term investments during the year.

Net cash used in investing activities for the year ended December 31, 2010 was RMB400.0 million, primarily attributable to (i) payment of RMB307.8 million for acquisitions of controlling interest in four insurances agencies and one online insurance service company during the year; (ii) a final payment of RMB17.2 million for the acquisition of 20.6% equity interest in Sincere Fame which owns 100% equity interest of CFSG in 2009 and an additional investment of RMB39.5 million for a share subscription in Sincere Fame in 2010; and (iii) the purchases of property, plant and equipment totaling RMB24.4 million.

Net cash used in investing activities for the year ended December 31, 2009 was RMB256.2 million, primarily attributable to (i) payment of contingent considerations for companies acquired in 2008, which have achieved their operating targets, as well as payment of considerations for new acquisitions made in 2009, amounting to RMB330.7 million; (ii) a partial payment of RMB68.3 million for the acquisition of 20.6% equity interest in Sincere Fame which owns 100% equity interest in CFSG; and (iii) the purchases of property, plant and equipment totaling RMB47.8 million, partially offset by RMB180.0 million as repayment from noncontrolling shareholders in connection with the acquisition of Datong.

Financing Activities

Net cash used in financing activities was RMB129.8 million (US$20.6 million) for the year ended December 31, 2011, primarily attributable to (i) a final payment of RMB100.0 million (US$15.9 million) for the contingent consideration for the acquisition of a 55% equity interests in Datong in November 2008 as part of the disposal transactions; (ii) payment of RMB28.3 million (US$4.5 million) for the acquisition of additional equity interests in three affiliated majority-owned subsidiaries; and a share repurchase amounting to RMB13.7 million (US$2.2 million).

Net cash generated from financing activities was RMB511.2 million for the year ended December 31, 2010, primarily attributable to (i) proceeds of RMB743.8 million from the issuance of ordinary shares with respect to the follow-on offering on July 14, 2010, partially offset by (i) payment of contingent considerations amounting to RMB125.4 million for companies acquired in 2008, which have achieved their operating targets; (ii) a cash dividend of RMB81.0 million; and (iii) a share repurchase amounting to RMB37.3 million.

Net cash used in financing activities was RMB57.2 million for the year ended December 31, 2009, primarily attributable to (i) a cash dividend of RMB68.6 million; and (ii) a repayment to related parties amounting to RMB8.9 million, partially offset by capital injection and additional paid-in capital injection by noncontrolling shareholders totaling RMB20.3 million.

Capital Expenditures

We incurred capital expenditures of RMB47.8 million, RMB24.4 million and RMB20.9 million (US$3.3 million) for the years ended December 31, 2009, 2010 and 2011, respectively. Our capital expenditures have been used primarily to construct our operating platform including our Core Business System and ERP-based financial and accounting system, construct our e-commerce insurance platform and to purchase automobiles and office equipment for newly established insurance intermediary companies. We estimate that our capital expenditures will increase in the following two or three years as we further expand our distribution and service network, improve our unified operating platform and construct our e-commerce insurance platform. We anticipate funding our future capital expenditures primarily with net cash flows from financing and operating activities.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries in China and our consolidated affiliated entities, Meidiya Investment, Yihe Investment, Xinbao Investment and their subsidiaries. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our wholly owned subsidiaries and consulting and service fees paid by the subsidiaries of Meidiya Investment, Yihe Investment and Xinbao Investment. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10%

of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of EIT on dividend derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividend distributed by such foreign-invested enterprises. Aggregate undistributed earnings of our subsidiaries in the PRC that are available for distribution to us are considered to be indefinitely reinvested and accordingly, no provision for the withholding tax has been made. As of December 31, 2011, our restricted net asset was RMB1.7 billion (US$264.0 million). This amount is composed of the registered equity of our PRC subsidiaries and consolidated affiliated entities and the statutory reserves described above.

C.                 Research and Development, Patents and Licenses, etc.

None.

D.                Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                  Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)

Operating lease obligations	30,068	16,738	10,532	2,798	—
Purchase obligations (1)	168	168	—	—	—
Total	30,236	16,906	10,532	2,798	—

(1)          Represents payment commitment in connection with the construction of our Core Business System and ERP-based financial and accounting system.

Not included in the table above are ASC 740 (formerly Financial Interpretation 48) liabilities of RMB43.6 million (US$6.9 million). As we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, such liabilities are excluded from the contractual obligations table above.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2011.

Item 6.                        Directors, Senior Management and Employees

A.               Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chunlin Wang	42	Chief Executive Officer
Qiuping Lai	58	President and Director
Peng Ge	41	Chief Financial Officer
Yinan Hu	46	Chairman
Shangzhi Wu	61	Director
Yongwei Ma	69	Independent Director
Stephen Markscheid	58	Independent Director
Allen Warren Lueth	43	Independent Director
Mengbo Yin	56	Independent Director

Mr. Chunlin Wang became our chief executive officer in October 2011. From April 2011 to October 2011, he was our chief operating officer. From January 2007 to October 2011, he was vice president and head of the property and casualty insurance unit of our company. From 2003 to January 2007, he served as assistant to our chairman. From 2002 to 2005, he served as the general manager of Guangdong Nanfeng, one of our first affiliated insurance intermediaries in the PRC. From 1998 to 2002, Mr. Wang served as a branch manager at Guangzhou Nanyun Car Rental Services Co., Ltd. and later Guangdong Nanfeng Automobile Association Co., Ltd., our predecessors. Mr. Wang received his bachelor’s degree in law from Central-Southern University of Politics and Law in China.

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

Mr. Yinan Hu is our co-founder and has been chairman of our board of directors since our inception in 1998. From 1998 to October 2011, Mr. Hu served as our chief executive officer. From 1993 to 1998, Mr. Hu served as chairman of the board of directors of Guangdong Nanfeng Enterprises Co., Ltd., a company he co-founded that engaged in import and export, manufacturing of wooden doors and construction. From 1991 to 1995, Mr. Hu was an instructor of money and banking at Guangdong Institute for Managers in Finance and Trade. Mr. Hu received a bachelor’s degree and a master’s degree in economics from Southwestern University of Finance and Economics in China.

Dr. Shangzhi Wu has been our director since December 2005. He is the Chairman and Managing Partner of CDH China Holdings Management Company Limited, or CDH Investment, since its inception in 2002. CDH Investment is an international private equity fund manager with more than US$7 billion of committed capital under management. Dr. Wu has also served as the chairman of Beijing Dinghui Venture Investment Advisory Company Limited since 2002. From 1995 to 2002, Dr. Wu worked for China International Capital Corporation Ltd., or CICC, serving as the head of the direct investment department beginning in 1996. Dr. Wu became a managing director in 1999 and served as a member of CICC’s management committee between 2000 and 2002. From 1993 to 1995, he was a managing director at Beijing Copia Consulting Company, a business consulting firm. From 1991 to 1993, he was a senior investment officer at the International Finance Corporation. From 1984 to 1991, he worked for the World Bank as an operations officer and senior operations officer. Dr. Wu received his Ph.D. in mechanical engineering and a master’s degree in management of technology from Massachusetts Institute of Technology.

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

Dr. Mengbo Yin has been our independent director since September 2008. He is currently a PhD advisor at Southwestern University of Finance and Economics in China, where he also serves as head of the university’s postgraduate department. Previously, he was the dean of the university’s school of finance from 1996 to 2007. Professor Yin received his master’s and PhD degrees in finance from Southwestern University of Finance and Economics in China.

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

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third-party, including our affiliated entities and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his employment agreement. Specifically, each executive officer has agreed not to, while employed by us and for one year following the termination or expiration of the employment agreement, (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities, and will not interfere with the business relationship between us and such persons and/or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner or otherwise, in any business which is in direct or indirect competition with our business; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us at the date of the executive officer’s termination, or in the year preceding such termination.

B.                 Compensation

In 2011, the aggregate cash compensation, including reimbursement of expenses, to our executive officers was approximately RMB3.7 million (US$0.6 million), and the aggregate cash compensation to our non-executive directors was approximately RMB1.4 million (US$0.2 million).

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

In October 2007, our board of directors voted to grant options under our 2007 share incentive plan to certain of our directors and employees to purchase an aggregate of 42,000,000 ordinary shares of our company at an exercise price of US$0.8 per ordinary share, equal to the offering price per ADS in our initial public offering (after the adjustment for the 20 ordinary shares to 1 ADS ratio). These options were scheduled to vest over a three-year period starting from March 31, 2009. Options to purchase an aggregate of 30,804,500 ordinary shares of our company were cancelled as a result of voluntary surrender by various option holders in December 2008 options to purchase 8,834,900 ordinary shares were forfeited due to the termination of employment of the relevant option holders and options to purchase 2,360,600 ordinary shares were repurchased for RMB0.4 per option in cash.

On November 21, 2008, our board of directors approved the grant of options to purchase an aggregate of 32,000,000 ordinary shares to various directors, officers and employees pursuant to the 2007 share incentive plan. The exercise price of these options is US$0.278 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). The options are scheduled to vest over a four-year period starting from March 31, 2010, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. Options to purchase 661,600 ordinary shares were forfeited due to a cessation of the option holders’ employment.

On March 9, 2009, our board of directors voted to grant options to purchase an aggregate of 10,000,000 ordinary shares to employees under the amended and restated 2007 share incentive plan. The exercise price of these options is US$0.336 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). These options are scheduled to vest over a four-year period starting from March 31, 2010, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. Options to purchase 1,108,810 ordinary shares were forfeited due to a cessation of the option holders’ employment.

On February 8, 2010, our board of directors approved the grant of options to purchase an aggregate of 48,000,000 ordinary shares to various directors, officers and employees pursuant to the amended and restated 2007 Share Incentive Plan. The exercise price of these options is US$0.8395 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). These options were scheduled to vest over a four-year period starting from March 31, 2011, subject to the achievement of certain key performance indicators by the option holders and their continued employment with the Company. Options to purchase 20,328,116 ordinary shares were forfeited due to a cessation of the option holders’ employment and failure to fulfill certain key performance indicators by certain option holders during 2011. Options to purchase an aggregate of 27,671,884 ordinary shares were cancelled in November 2011.

On April 28, 2011, our board of directors approved the grant of options to purchase an aggregate of 28,400,000 ordinary shares to certain directors, officers and employees pursuant to the amended and restated 2007 Share Incentive Plan. The exercise price of these options is US$0.734 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to one ADS ratio). These options were scheduled to vest over a four-year period starting from March 31, 2012, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. Options to purchase 11,425,400 ordinary shares were forfeited due to a cessation of the option holders’ employment and failure to fulfill certain key performance indicators by certain option holders during 2011. Options to purchase an aggregate of 16,974,600 ordinary shares were cancelled in November 2011.

On March 12, 2012, our board of directors approved the grant of options to purchase an aggregate of 96,645,000 ordinary shares to certain directors, officers, key employees and sales agents, pursuant to the amended and restated 2007 Share Incentive Plan, at an exercise price of US$0.30 per ordinary share. These options are scheduled to vest over a five-year period starting from May 31, 2012, subject to the achievement of certain key performance indicators by all option holders and their continued employment with us. As of the effective date of the option grant, outstanding and exercised options have reached 136,874,658, which is the maximum number of ordinary shares reserved for issuance under the 2007 Share Incentive Plan.

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

As of March 31, 2012, options to purchase 133,641,061 ordinary shares were outstanding. The following table summarizes, as of March 31, 2012, the outstanding options that we granted to our directors and executive officers and to other individuals as a group.

Name	Options Outstanding		Exercise Price (Per Ordinary Share)		Grant Date	Expiration Date
Chunlin Wang	4,000,000		US$	0.3000	March 12, 2012	March 12, 2022
	2,050,000		US$	0.2780	November 21, 2008	March 31, 2015
Qiuping Lai	4,000,000		US$	0.3000	March 12, 2012	March 12, 2022
	3,400,000		US$	0.2780	November 21, 2008	March 31, 2015
Peng Ge	4,000,000		US$	0.3000	March 12, 2012	March 12, 2022
	3,350,000		US$	0.2780	November 21, 2008	March 31, 2015
Yinan Hu	4,000,000		US$	0.3000	March 12, 2012	March 12, 2022
	4,500,000		US$	0.2780	November 21, 2008	March 31, 2015
Yongwei Ma	400,000		US$	0.2780	November 21, 2008	March 31, 2015
Mengbo Yin	1,600,000		US$	0.3000	March 12, 2012	March 12, 2022
	400,000		US$	0.2780	November 21, 2008	March 31, 2015
Stephen Markscheid	1,600,000		US$	0.3000	March 12, 2012	March 12, 2022
	600,000		US$	0.2780	November 21, 2008	March 31, 2015
Allen Warren Lueth	1,600,000		US$	0.3000	March 12, 2012	March 12, 2022
	600,000		US$	0.2780	November 21, 2008	March 31, 2015
Other individuals as a group	75,845,000		US$	0.3000	March 12, 2012	March 12, 2022
	7,598,550		US$	0.3360	March 09, 2009	March 31, 2015
	13,444,880		US$	0.2780	November 21, 2008	March 31, 2015
	652,631	(1)	RMB	2.3214	February 03, 2007	February 1, 2017

(1)          Remaining unexercised options held by Mr. David Tang, our former Chief Financial Officer.

C.                 Board Practices

Board of Directors

Our board of directors consists of seven directors. Under our currently effective memorandum and articles of association, a director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third-party. The directors may receive such remuneration as our board of directors may determine from time to time.  There is no age limit requirement for directors.

In compliance with Rule 5605 of the Nasdaq Listing Rules, a majority of our directors and all of the committee members of our board of directors are independent directors. During 2011, our board of directors met in person or passed resolutions by unanimous written consent ten times. In addition, our independent directors held executive sessions without the presence of executive directors and executives twice during 2011. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

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

In 2011, our audit committee held meetings or passed resolutions by unanimous written consent eight times.

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

In 2011, our compensation committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2011, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent three times.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty of loyalty to act honestly, in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time. In certain limited circumstances, it may be possible for our company to bring a derivative action on behalf of our company if a duty owed by the directors to our company is breached.

Terms of Directors and Executive Officers

All directors hold office until their successors have been duly elected and qualified. Outside of certain specified circumstances, including a director becoming bankrupt or of unsound mind or being absent from board meetings without special leave of absence for six consecutive months, a director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors. We do not have contracts in place with any of our directors providing for benefits upon termination of employment.

D.                Employees

Employees, Sales Agents and Training

We had 3,408, 4,000 and 4,147 employees, which excluded the employees of Datong, as of December 31, 2009, 2010 and 2011, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees by function as of December 31, 2011:

	Number of Employees	% of Total
Management and administrative staff	2,174	52.4%
Financial and accounting staff	388	9.4%
Sales and marketing staff	111	2.7%
Professional claims adjustors	1,474	35.5%
Total	4,147	100.0%

We had contractual relationships with 30,543, 37,849 and 46,026 sales agents, which excluded the sales agents of Datong, as of December 31, 2009, 2010 and 2011, respectively. The sales agents are not our employees and are only compensated by commissions. For the sale of each property and casualty insurance policy or life insurance policy with a single premium payment schedule, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each life insurance policy with a periodic premium payment schedule, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period.

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

E.                  Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares, as of March 31, 2012, by:

•                       each of our current directors and executive officers; and

•                       each person known to us to own beneficially more than 5% of our shares.

As of March 31, 2012, there were 1,003,270,326 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned(1) (2)
	Number	%
Directors and Executive Officers:
Chunlin Wang	*	*
Qiuping Lai(3)	27,841,200	2.8
Peng Ge(4)	10,119,340	1.0
Yinan Hu(5)	186,798,110	18.6
Shangzhi Wu(6)	165,963,980	16.5
Yongwei Ma	*	*
Stephen Markscheid	*	*
Allen Warren Lueth	*	*
Mengbo Yin	*	*
All Directors and Executive Officers as a Group(7)	397,765,650	39.2

Principal Shareholders:
Sea Synergy Limited (8)	183,198,110	18.3
CDH Inservice Limited(6)	165,963,980	16.5
S. Donald Sussman(9)	84,982,140	8.5
Norges Bank (the Central Bank of Norway)(10)	78,300,000	7.8
FMR LLC(11)	74,683,500	7.4
Genesis Asset Managers, LLP(12)	69,798,000	7.0

*                 Less than 1% of our total outstanding ordinary shares.

†                  Except for Dr. Wu and Mr. Ma, the business address of our directors and executive officers is c/o 22/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China.

(1)          The number of shares beneficially owned by each director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after March 31, 2012. The options were granted on November 21, 2008 under the 2007 share incentive plan.

(2)          Percentage of beneficial ownership of each director and executive officer is based on 1,003,270,326 ordinary shares outstanding as of March 31, 2012 and the number of ordinary shares underlying options held by such person that have vested or will vest within 60 days after March 31, 2012.

(3)          Includes 16,572,440 ordinary shares, 8,548,760 ordinary shares in the form of ADSs of our Company and 2,720,000 ordinary shares issuable upon exercise of options held by Mr. Lai who is the sole shareholder of High Rank Investments Limited, or High Rank Investments. High Rank Investments holds approximately 69.4% of the total outstanding shares of Kingsford Resources. Kingsford Resources holds 23,883,560 ordinary shares and 12,320,000 ordinary shares in the form of ADSs of our company. Mr. Lai disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(4)          Mr. Ge holds approximately 67.3% of the total outstanding shares of Better Rise Investments which owns approximately 30.6% of Kingsford Resources. Therefore, Mr. Ge may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 4,907,800 ordinary shares and 2,531,540 ordinary shares in the form of ADSs of our company. 2,680,000  ordinary shares held by Mr. Ge are issuable upon exercise of options within 60 days after March 30, 2012. Mr. Ge disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(5)          Includes 183,198,110 ordinary shares and 3,600,000 ordinary shares issuable upon exercise of options within 60 days after March 30, 2012 held by Mr. Hu.  The 183,198,110 ordinary shares of our Company are directly held by Sea Synergy Limited, or Sea Synergy. Mr. Hu and his wife, Mrs. Hu, hold approximately 98.6% and 1.4% of the total outstanding shares, respectively, of Sea Synergy. Mr. Hu disclaims beneficial ownership of all of our shares held by Sea Synergy except to the extent of his pecuniary interest therein.

(6)          Includes 91,600,000 ordinary shares and 74,363,980 ordinary shares in the form of ADSs of our Company held by CDH Inservice, a British Virgin Islands company, as reported on Schedule 13D/A filed by CDH Inservice on November 22, 2011. All of the issued and outstanding shares of CDH Inservice are owned by CDH China Growth Capital Fund II, L.P., or CDH Fund II, a Cayman Islands exempted limited partnership. CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. Dr. Wu is director, managing partner and member of the investment committee of CDH Growth Capital Holdings. Dr. Wu disclaims beneficial ownership of all of our shares held by CDH Inservice except to the extent of his pecuniary interest therein. The business address of Dr. Wu is c/o CDH China Growth Capital Holdings Company Limited, One Temasek Avenue #18-02, Millenia Tower, Singapore 039192.

(7)          Includes ordinary shares beneficially owned by all of our directors and executive officers as a group and ordinary shares underlying all options held by such persons that have vested or will vest within 60 days after March 31, 2012.

(8)      The 183,198,110 ordinary shares of our Company are directly held by Sea Synergy. Mr. Hu and his wife, Mrs. Hu, hold approximately 98.6% and 1.4% of the total outstanding shares, respectively, of Sea Synergy. The registered address of Sea Synergy is P.O.Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(9)  As reported on Schedule 13D/A filed by Cathay Capital Holdings II, L.P., or Cathay Capital, on February 27, 2012, the number includes 1) 1,400,000 ordinary shares in the form of ADS of our Company directly held by Mr. Sussman, 2) 20,382,920 ordinary shares in the form of ADS of our Company held by a grantor retained annuity trust, of which Mr. Sussman is a co-trustee, acquired through transfers of ordinary shares from Mr. Sussman to the grantor retained annuity trust, 3) 4,292,420 ordinary shares in the form of ADSs of our Company held by Caremi Partners Ltd., of which Mr. Sussman is the sole shareholder, 4) 31,352,540 ordinary shares in the form of ADS of our Company directly held collectively by Paloma International L.P., or PILP, Paloma Partners LLC, or Paloma Partners, and Paloma International Limited, or Paloma Limited. Mr. Sussman is Chairman and founder of Paloma Partners Management Company, or PPMC, and co-owns PPMC with certain of its senior employees. PILP is the master fund into which Paloma Limited and Paloma Partners invest substantially all of their capital. PPMC is the special member of Paloma Partners, provides advisory and non-advisory services to Paloma Limited and Paloma Partners based on a services agreement, and is a general partner of PILP and Sunrise., 5) 27,449,860 ordinary shares of in the form of ADS of our Company directly held by Cathay Capital. Mr. Sussman is the co-owner of Cathay Master GP, Ltd., the general partner of Cathay Capital. He is also the owner of New China Capital Management, LP, the investment manager for Cathay Capital, and 6) 104,400 ordinary shares in the form of ADS of our Company directly held by Cathay Investment Fund, Limited, or CIF. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2012. Mr. Sussman directly and/or indirectly owns 50% of New China Investment Management, Inc., the investment manager for CIF. The business address of Mr. Sussman is 6100 Red Hook Quarters, Suite C1-C6 St. Thomas, United Virgin Islands 00802-1348.

(10)  Represents 78,3000,000 ordinary shares in the form of ADSs of our Company held by Norges Bank, as reported on Schedule 13F-HR/A filed by Norges Bank on March 21, 2012. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2012. The address of Norges Bank is Bankplassen 2, PO Box 1179 Sentrum, NO 0107 Oslo, Norway.

(11) Represents 74,683,500 ordinary shares in the form of ADSs of our Company held by FMR LLC, as reported on Schedule 13G/A filed by FRM LLC on February 14, 2012. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2012. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts, USA.

(12)  Represents 69,798,000 ordinary shares in the form of ADSs of our Company held by Genesis Asset Managers as of December 31, 2011, as reported on Schedule 13G filed by Genesis Asset Managers on February 7, 2012. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2012. The address of Genesis Asset Managers is Heritage Hall, Le Marchant Street, St. Peter Port, Guernsey GY1 4HY, Channel Islands.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2012, J.P. Morgan Chase Bank, N.A., or J.P. Morgan, the depositary for our ADS program, is our only record holder in the U.S., holding approximately 70.1% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

Item 7.                         Major Shareholders and Related Party Transactions

A.               Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.                Related Party Transactions

Amounts Due from Affiliates

The Group agreed to grant a maximum loan of US$50 million  (equivalent to RMB315.0 million) to Sincere Fame pursuant to a facility letter entered in October 2011. This facility is valid for two years and can be renewed upon mutual agreement. As of December 31, 2011, amount due from an affiliate represented RMB351.8 million (US$55.9 million) principal receivable and RMB1.3 (US$0.2 million) interest receivable due from subsidiaries of Sincere Fame, of which RMB315.0 million was granted under the facility. This amount is unsecured, bears interest at 7.3% and is repayable within one year.

US$2.0 million was advanced by subsidiaries of Sincere Fame to a shareholder of the Company. Such loan was granted at an interest rate of 0.02% per day, unsecured and fully settled subsequent to year ended December 31, 2011.

As of December 31, 2011, amount due from an affiliate represented RMB353.1 million (US$56.1 million) receivable from Sincere Fame, including RMB351.8 million (US$55.9 million) loan principle and RMB1.3 million (US$0.2 million) interest.

Amounts Due from/to Noncontrolling Shareholders

Amounts due from noncontrolling interests were unsecured, interest free and repayable on demand. As of December 31, 2011, the amounts were RMB12.5 million (US$2.0 million), representing acquisition consideration refund receivables from the selling shareholder of certain acquired subsidiaries, which failed to meet their performance targets according to acquisition agreements.

Amounts due to noncontrolling interests as at December 31, 2011 was RMB20.3 million (US$3.2 million), representing the consideration payable to selling shareholders for the acquisition of additional equity interest in previously acquired entities.

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

Item 8.                         Financial Information

A.               Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

On October 17, 2011, Pieter Van Dongen, individually and on behalf of an alleged class of similarly situated holders of our ADSs, filed a class action lawsuit in the United States District Court for the Southern District of New York against us and three of our then executive officers. The complaint alleges that we made a series of false or misleading statements or omissions regarding our business, prospects and operations. The compliant principally alleges that we improperly accounted for the compensation that we paid to our insurance agents, thereby understating our expenses and overstating our net income. We believe we have meritorious defenses to the claims alleged and intend to defend against the lawsuit vigorously. However, there can be no assurance that we will prevail in any such litigation and any adverse outcome of this case could have a material adverse effect on our business or results of operations.

Except as disclosed above, we are not currently a party to any material legal proceeding. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

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

	Sales Price
	High	Low
	US$	US$
Annual High and Low
2007 (from October 31)	28.74	12.00
2008	16.63	5.44
2009	24.74	6.26
2010	28.62	15.33

	Sales Price
	High	Low

2011	20.88	5.28
Quarterly Highs and Lows
First Quarter of 2010	27.46	16.49
Second Quarter of 2010	28.62	20.25
Third Quarter of 2010	27.67	20.13
Fourth Quarter of 2010	26.74	15.33
First Quarter of 2011	20.88	11.42
Second Quarter of 2011	17.69	12.40
Third Quarter of 2011	15.77	5.81
Fourth Quarter of 2011	8.52	5.28
First Quarter of 2012	9.02	5.90

Monthly Highs and Lows
October 2011	8.50	5.89
November 2011	8.52	5.28
December 2011	7.20	6.13
January 2012	9.02	6.62
February 2012	8.97	7.21
March 2012	7.45	5.90
April 2012 (through April 20)	6.37	5.40

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

B.                 Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, including certain amendments adopted by our shareholders at the annual general meeting of shareholders held on December 18, 2008, as well as the Companies Law (2011 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The registered office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2011 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Voting Rights. On a show of hands, each shareholder present in person or by proxy (or, for a corporation or other non-natural person, present by its duly authorized representative or proxy) at general meeting shall have one vote and on a poll, shall have one vote for each share registered in his name in the register of members of the Company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or by any one or more shareholders together holding at least ten percent of our paid up voting share capital, present in person or by proxy.

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

Under the new law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% PRC withholding tax, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place of business within China or if the dividends paid have no connection with the non-PRC investor’s establishment or place of business within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investor is also subject to a 10% PRC withholding tax if such gain is regarded as income derived from sources within China, unless such tax is eliminated or reduced under an applicable tax treaty. Pursuant to the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary Inscom HK Limited, in which we indirectly hold a 65.1% equity interest, may be subject to a withholding tax at a rate of 5%.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends generally will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided certain conditions are satisfied, including (1) our ADSs or ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Based on U.S. Treasury guidance, we expect the ADSs will be considered readily tradable on an established securities market in the United States for purposes of clause (1) above so long as they remain listed on the Nasdaq Global Select Market. If we are deemed to be a “resident enterprise” under PRC tax law (see “Item 10. Additional Information—E. Taxation—PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

Dividends we pay generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to our ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.” In addition, if PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares (see “Item 10. Additional Information—E.Taxation—PRC Taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, as well as the effects of any change in applicable law after the date of this annual report.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations and raise in any offering. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.  You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs directly or indirectly owned by us in the proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs and ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own.  It is likely that one or more of our subsidiaries were PFICs for the taxable year ended December 31, 2011.  You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require.  If we are a PFIC (as we believe we were for 2011), you should consult your tax advisors regarding any reporting requirements that may apply to you.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2011 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE ELECTIONS DISCUSSED ABOVE.

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

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions).

U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the ADSs or ordinary shares.

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

I.                     Subsidiary Information

For a list of our subsidiaries as of March 31, 2012, see Exhibit 8.1 to this annual report.

Item 11.                  Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of December 31, 2011, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars resulting from a private placement completed in December 2005 and proceeds from our initial public offering and a follow-on offering completed in July 2010. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately more than 24% appreciation of the RMB against the U.S. dollar over the following six years. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$18.1 million and HK dollar-denominated financial assets amounting to HK$162.3 million as of December 31, 2011. A 10% appreciation of the RMB against the U.S. dollar and HK dollar would have resulted in a decrease of RMB24.6 million (US$3.9 million) in the value of our U.S. dollar-denominated and HK dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

Item 12.                  Description of Securities Other than Equity Securities

A.           Debt Securities

Not applicable.

B.             Warrants and Rights

Not applicable.

C.             Other Securities

Not applicable.

D.            American Depositary Shares

D.3  Fees Payable by ADS Holders

We have appointed J.P. Morgan as our depositary. A copy of our Form of Deposit Agreement with J.P. Morgan was filed with the SEC as an exhibit to our Form F-6 registration statement initially filed on October 17, 2007, or the Deposit Agreement. Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to J.P. Morgan, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

Category	Depositary Actions	Associated Fees
(a) Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of

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

Direct Payments

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the program. For the years ended December 31, 2010 and 2011, the depositary reimbursed US$0.9 million and US$0.5 million, respectively. For the year 2011, the depositary reimbursement has been deducted US$0.2 million withholding income tax. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders. The table below sets forth the types of expenses that J.P. Morgan has agreed to reimburse and the amounts reimbursed for the year ended December 31, 2010 and 2011.

	For the Year Ended December 31,
	2010	2011
	(in thousands of US$)
Investor relations(1)	243.7	163.2
Directors and officers liability insurance	96.9	62.5
Legal fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	172.5	181.6
Broker reimbursements(2)	—	—
Listing fees	42.5	26.3
Advertising and public relations	—	—
Consulting services fee in connection with SOX Compliance	330.0	—
Others	42.7	32.9
	928.3	466.5

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

We received net proceeds of approximately US$163.7 million from our initial public offering. From October 30, 2007, the effective date of our registration statement on Form F-1 for the offering, to December 31, 2011, we used our net proceeds as follows:

•                       approximately US$3.0 million to fund establishment of new insurance intermediary companies;

•                       approximately US$151.1 million to fund acquisitions; and

•                       approximately US$9.6 million to construct our operating platform.

On July 14, 2010, we completed a follow-on public offering of 4,600,000 ADSs, each representing 20 ordinary shares. The ordinary shares underlying the ADSs offered and sold were registered pursuant to our automatic shelf registration statement on Form F-3 (File No. 333-168009) filed with the SEC on July 7, 2010. Morgan Stanley and BofA Merrill Lynch acted as joint bookrunners of this offering. We received net proceeds of approximately US$109.7 million. As of December 31, 2011, we used the net proceeds as follows:

•                       approximately US$1.8 million to fund development of an e-commerce insurance platform;

•                       approximately US$28.4 million to fund acquisitions, including Datong;

•                       approximately US$0.8  million to fund development of wealth management business.

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

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2011, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CNinsure Inc.:

We have audited the internal control over financial reporting of CNinsure Inc. its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011 of the Group, and our report dated April 24, 2012 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Hong Kong
April 24, 2012

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

Item 16B.   Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our investor relations website at http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=engovern.

Item 16C.   Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our independent registered public accounting firm, for the periods indicated.

	For the Year Ended December 31,
	2010	2011
	(in thousands of US$)
Audit fees(1)	1,962	1,431
Audit-related fees(2)	100	—
Tax fees(3)	48	—

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

(2)          “Audit-related fees” meant the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” The fee billed in 2010 comprised US$100,000 for review of F-3 registration statement for the follow-on offering.

(3)          “Tax fees” meant the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning. The fees billed in 2010 represented tax consultant fees for transfer pricing.

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

In December 3, 2010, our board of directors approved another share repurchase plan, pursuant to which we were authorized to repurchase up to US$100 million of our ordinary shares represented by ADSs by June 30, 2011. As of June 30, 2011, we had repurchased 486,370 ADSs, equivalent to 9,727,400 ordinary shares, for an aggregate price of approximately US$7.7 million on the open market.

As of December, 2011, the management of CNinsure had repurchased 50,000 ADS for an aggregate price of approximately US$0.3 million on the open market.

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
4.9

English translation of Form of Employment Agreement between an acquired company and its founder (incorporated by reference to Exhibit 10.13 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.10

English translation of Form of Credit and Liability Transfer Agreement among a former shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.), Mr. Peng Ge and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F filed with the Commission on May 15, 2009)

4.11

Supplemental Subscription and Share Purchase and Shareholders Agreement relating to Inscom Holdings Limited dated April 27, 2011 among InsCom HK Limited, InsCom Group Limited, InsCom Holdings Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited, CISG Holdings Ltd. and Subscription and Shares Purchase and Shareholders Agreement dated July 29, 2010 among the same parties (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.12

Deed of Adherence relating to InsCom Holdings Limited dated October 29, 2010 among InsCom Holdings Limited, InsCom Group Limited, InsCom HK Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited, CISG Holdings Ltd., Wang Strategic Capital Partners (II) Limited, Harbor Pacific Capital Partners I, LP (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.13

Subscription and Share Purchase Agreement relating to InsCom Holdings Limited dated October 29, 2010 among InsCom Holding Limited, InsCom Group Limited, InsCom HK Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited, Wang Strategic Capital Partners (II) Limited, Harbour Pacific Capital Partners I, LP (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.14

Put Option Agreement dated October 29, 2010 among Hu Yinan, Apollo & Muse Holding Limited, Wang Strategic Capital Partners (II) Limited and Harbor Pacific Capital Partners I, LP (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.15

English translation of Loan Agreement dated December 3, 2010 between Ying Si Kang Information Technology (Shenzhen) Co., Ltd. and Chunlin Wang (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.16

English translation of Equity Pledge Contract dated December 3, 2010 between Ying Si Kang Information Technology (Shenzhen) Co., Ltd., Chunlin Wang and Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.17

English translation of Exclusive Purchase Option Contract dated December 3, 2010 among Ying Si Kang Information Technology (Shenzhen) Co., Ltd., Chunlin Wang and Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.18	English translation of Power of Attorney dated December 3, 2010 of Chunlin Wang (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.19

English translation of Loan Agreement dated December 3, 2010 between Ying Si Kang Information Technology (Shenzhen) Co., Ltd. and Yuan Tian (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.20

English translation of Equity Pledge Contract dated December 3, 2010 between Ying Si Kang Information Technology (Shenzhen) Co., Ltd., Yuan Tian and Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.21

English translation of Exclusive Purchase Option Contract dated December 3, 2010 among Ying Si Kang Information Technology (Shenzhen) Co., Ltd., Yuan Tian and Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

Exhibit Number	Description of Document
4.22	English translation of Power of Attorney dated December 3, 2010 of Yuan Tian (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.23

Share Subscription Agreement dated December 24, 2010 among Datong International Holdings Limited, Winner Sight Global Limited, CISG Holdings Ltd., Keping Lin, Expert Central Limited and Mancini Holdings Limited (incorporated by reference to Exhibit 4.30 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.24

Share Purchase Agreement dated March 24, 2011 among Winner Sight Global Limited, CNinsure Inc., CISG Holdings Ltd., Guangdong Meidiya Investment Co., Ltd., Keping Lin, Expert Central Limited, Mancini Holdings Limited, Datong International Holdings Limited, Datong Group Limited, Beijing Dahua Rongjin Information Technology Limited, Beijing Fanhua Datong Investment Management Co., Ltd. and Datong Insurance Sales and Services Co., Ltd. (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.25

English translation of Share Transfer Agreement dated March 24, 2011 between Guangdong Meidiya Investment Co., Ltd. and Beijing Min Si Lian Hua Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.26

English translation of Supplemental Agreement (to the Share Transfer Agreement dated March 24, 2011) dated March 24, 2011 between Guangdong Meidiya Investment Co., Ltd. and Beijing Min Si Lian Hua Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.27

English translation of Settlement Agreement (Shareholders Agreement) dated March 24, 2011 among Guangdong Meidiya Investment Co., Ltd., Mr. Keping Lin and Beijing Fanhua Datong Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.34 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.28

English translation of Form of Consulting and Service Agreement made with Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.29

English translation of Form of Consulting and Service Agreement made with Fanhua Zhonnglian Enterprise Image Planning (Shenzhen) Co., Ltd.  (incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.30

English translation of Form of IT Platform Service Agreement made with Litian Zhuoyue Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.37 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

8.1*	Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Deloitte Touche Tohmatsu

101***	Financial information from Registrant for the year ended December 31, 2011 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2010 and 2011; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2009, 2010 and 2011; (iii) Consolidated Statements of Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2009, 2010 and 2011; (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2010 and 2011; (v) Notes to Consolidated Financial Statements; and (vi) Schedule 1—Condensed Financial Statements of CNinsure Inc.

*                         Filed with this Annual Report on Form 20-F

**                  Furnished with this Annual Report on Form 20-F

***           Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNINSURE INC.

	By:	/s/ Chunlin Wang

Name: Chunlin Wang
Title: Chief Executive Officer

Date: April 24, 2012

CNINSURE INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CNinsure Inc.:

We have audited the accompanying consolidated balance sheets of CNinsure Inc. (the “Company”), its subsidiaries and variable interest entities (the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the three years ended December 31, 2009, 2010 and 2011. Our audits also include the financial statement schedule included in schedule 1. These consolidated financial statements and the financial statement schedule are the responsibilities of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNinsure Inc., its subsidiaries and variable interest entities as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Hong Kong
April 24, 2012

CNINSURE INC.

Consolidated Balance Sheets

(In thousands, except for shares and per share data)

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,924,884	2,222,160	353,066
Restricted cash	9,177	10,076	1,601
Short term investments	—	31,230	4,962
Accounts receivable, net of allowance for doubtful amounts of RMB5,790 and RMB9,348 (US$1,485) as of December 31, 2010 and 2011, respectively(Note 2(e))	243,175	166,363	26,433
Insurance premium receivables	92	3	—
Other receivables (Note 5)	67,034	82,736	13,145
Deferred tax assets (Note 12)	5,691	7,369	1,171
Amounts due from related parties (Note 16)	40,000	365,636	58,094
Other current assets	12,372	12,841	2,040
Total current assets	2,302,425	2,898,414	460,512

Non-current assets:
Property, plant and equipment, net (Note 6)	102,175	84,712	13,459
Goodwill (Note 7)	1,154,373	78,553	12,481
Intangible assets, net (Note 2(g))	145,653	58,054	9,224
Deferred tax assets (Note 12)	6,755	1,892	301
Investment in affiliates (Note 8)	139,116	153,962	24,462
Other non-current assets	3,959	5,409	859
Total non-current assets	1,552,031	382,582	60,786
Total assets	3,854,456	3,280,996	521,298

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Balance Sheets—(Continued)
(In thousands, except for shares and per share data)

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to CNinsure Inc. of RMB75,285 and RMB99,776 (US$15,852) as of December 31, 2010 and 2011, respectively)	89,573	107,042	17,007
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,364 and RMB2,684 (US$426) as of December 31, 2010 and 2011, respectively)	1,364	2,684	426
Other payables and accrued expenses (including other payables and accrued expenses of the consolidated VIEs without recourse to CNinsure Inc. of RMB52,725 and RMB49,645 (US$7,888) as of December 31, 2010 and 2011, respectively) (Note 10)	93,460	92,682	14,726
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB27,158 and RMB30,989 (US$4,924) as of December 31, 2010 and 2011, respectively)	31,237	35,219	5,597
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to CNinsure Inc. of RMB32,134 and RMB22,502 (US$3,575) as of December 31, 2010 and 2011, respectively)	34,927	70,377	11,182
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to CNinsure Inc. of RMB7,800 and RMB20,305 (US$3,226) as of December 31, 2010 and 2011, respectively) (Note 16)	37,800	20,305	3,226
Total current liabilities	288,361	328,309	52,164

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Balance Sheets—(Continued)

(In thousands, except for shares and per share data)

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities (Note 12)	5,519	43,586	6,925
Deferred tax liabilities (Note 12)	43,513	30,106	4,783
Total non-current liabilities	49,032	73,692	11,708
Total liabilities	337,393	402,001	63,872

Commitments and contingencies (Note 17)

Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 1,002,977,326 and 1,002,541,446 as of December 31, 2010 and 2011, respectively) (Note 13)	7,649	7,646	1,215
Additional paid-in capital	2,261,849	2,272,580	361,077
Statutory reserves	136,681	167,147	26,557
Retained earnings	738,165	408,325	64,876
Accumulated other comprehensive loss	(83,360)	(101,651)	(16,151)
Total CNinsure Inc. shareholders’ equity	3,060,984	2,754,047	437,574
Noncontrolling interests	456,079	124,948	19,852
Total equity	3,517,063	2,878,995	457,426
Total liabilities and equity	3,854,456	3,280,996	521,298

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.
Consolidated Statements of Operations

(In thousands, except for shares and per share data)

	Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Net revenues:
Commissions and fees	1,100,842	1,233,297	1,510,886	240,056
Other service fees	761	640	5,789	920
Total net revenues	1,101,603	1,233,937	1,516,675	240,976
Operating costs and expenses:
Commissions and fees	(549,981)	(541,239)	(796,843)	(126,606)
Selling expenses	(41,442)	(60,055)	(77,802)	(12,361)
General and administrative expenses*	(164,951)	(233,518)	(333,281)	(52,953)
Impairment loss on goodwill and intangible assets	—	(4,600)	(1,057,522)	(168,023)
Total operating costs and expenses	(756,374)	(839,412)	(2,265,448)	(359,943)
Income (loss) from operations	345,229	394,525	(748,773)	(118,967)
Other income, net:
Investment income	18,905	41,244	—	—
Interest income	33,203	26,771	52,031	8,267
Interest expense	(4)	(5)	—	—
Other, net	1,534	351	22,436	3,564
Changes in fair value of contingent consideration payables	(5,946)	—	—	—
Income (loss) from continuing operations before income taxes and income of affiliates and discontinued operations	392,921	462,886	(674,306)	(107,136)
Income tax expense	(97,309)	(89,125)	(84,030)	(13,351)
Share of income of affiliates	774	12,904	14,246	2,263
Net income (loss) from continuing operations	296,386	386,665	(744,090)	(118,224)
Net income (loss) from discontinued operations, net of tax	(17,372)	29,665	127,553	20,266
Net income (loss)	279,014	416,330	(616,537)	(97,958)
Less: Net loss attributable to the noncontrolling interests	(21,827)	(5,978)	(317,163)	(50,392)
Net income (loss) attributable to the CNinsure Inc’s shareholders	300,841	422,308	(299,374)	(47,566)

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.
Consolidated Statements of Operations-Continued
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Net income (loss) per share:
Basic:
Net income (loss) from continuing operations	0.3308	0.4098	(0.4257)	(0.0676)
Net income (loss) from discontinued operations	(0.0011)	0.0310	0.1272	0.0202
Net income (loss)	0.3297	0.4408	(0.2985)	(0.0474)
Diluted:
Net income (loss) from continuing operations	0.3251	0.3965	(0.4257)	(0.0676)
Net income (loss) from discontinued operations	(0.0010)	0.0299	0.1272	0.0202
Net income (loss)	0.3241	0.4264	(0.2985)	(0.0474)
Net income (loss) per American Depositary Shares (“ADS”):
Basic:
Net income (loss) from continuing operations	6.6153	8.1969	(8.5140)	(1.3528)
Net income (loss) from discontinued operations	(0.0215)	0.6193	2.5433	0.4042
Net income (loss)	6.5938	8.8162	(5.9707)	(0.9486)
Diluted:
Net income (loss) from continuing operations	6.5026	7.9297	(8.5140)	(1.3528)
Net income (loss) from discontinued operations	(0.0211)	0.5991	2.5433	0.4042
Net income (loss)	6.4815	8.5288	(5.9707)	(0.9486)
Shares used in calculating net income (loss) per share:
Basic	912,497,726	958,029,717	1,002,810,673	1,002,810,673
Diluted	928,312,312	990,318,528	1,002,810,673	1,002,810,673

* Including share-based compensation expenses of RMB7,553, RMB22,211 and RMB57,003 (US$9,057) for the years ended December 31, 2009, 2010 and 2011, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Equity and Comprehensive Income (Loss)

(In thousands, except for shares and per share data)

										Comprehensive
					(Accumulated	Accumulated			Comprehensive	income (loss)
			Additional		deficit)	other			income (loss)	attributable to
	Share Capital		Paid-in	Statutory	retained	comprehensive	Noncontrolling		attributable to	noncontrolling
	Number of Share	Amounts	Capital	Reserves	earnings	income (loss)	Interests	Total	CNinsure Inc.	interest
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

January 1, 2009	912,497,726	7,036	1,666,723	71,237	80,462	(73,810)	94,423	1,846,071
Net income (loss)	—	—	—	—	300,841	—	(21,827)	279,014	300,841	(21,827)
Foreign currency translation	—	—	—	—	—	1,268	—	1,268	1,268	—
Comprehensive income (loss)									302,109	(21,827)
Share-based compensation	—	—	6,609	—	—	—	—	6,609
Dividends	—	—	(68,558)	—	—	—	—	(68,558)
Provision for statutory reserves	—	—	—	32,640	(32,640)	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	—	122,301	122,301
Balance as of December 31, 2009	912,497,726	7,036	1,604,774	103,877	348,663	(72,542)	194,897	2,186,705
Net income	—	—	—	—	422,308	—	(5,978)	416,330	422,308	(5,978)
Foreign currency translation	—	—	—	—	—	(10,818)	—	(10,818)	(10,818)	—
Comprehensive income (loss)									411,490	(5,978)
Issuance of ordinary shares upon follow-on offering on July 14, 2010	92,000,000	623	743,144	—	—	—	—	743,767
Exercise of share options	5,100,780	34	10,041	—	—	—	—	10,075
Repurchase of ordinary shares	(6,621,180)	(44)	(37,243)	—	—	—	—	(37,287)
Share-based compensation	—	—	22,211	—	—	—	—	22,211
Dividends	—	—	(80,985)	—	—	—	—	(80,985)
Provision for statutory reserves	—	—	—	32,806	(32,806)	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	—	272,061	272,061
Acquisition of additional shares in a subsidiary	—	—	(93)	—	—	—	(2,317)	(2,410)
Disposal of subsidiaries	—	—	—	(2)	—	—	(2,584)	(2,586)
Balance as of December 31, 2010	1,002,977,326	7,649	2,261,849	136,681	738,165	(83,360)	456,079	3,517,063

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Equity and Comprehensive Income (Loss) — (Continued)
(In thousands, except for shares and per share data)

	Share Capital
	Number of Share	Amounts	Additional Paid-in Capital	Statutory Reserves	(Accumulated deficit) retained earnings	Accumulated other comprehensive income (loss)	Noncontrolling Interests	Total	Comprehensive income (loss) attributable to CNinsure Inc.	Comprehensive income (loss) attributable to noncontrolling interest
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	—	—	—	—	(299,374)	—	(317,163)	(616,537)	(299,374)	(317,163)
Foreign currency translation	—	—	—	—	—	(18,291)	—	(18,291)	(18,291)	—
Comprehensive loss									(317,665)	(317,163)
Comprehensive loss in US$									(50,472)	(50,392)
Exercise of share options	2,670,340	17	5,288	—	—	—	—	5,305
Repurchase of ordinary shares	(3,106,220)	(20)	(13,702)	—	—	—	—	(13,722)
Share-based compensation	—	—	57,003	—	—	—	—	57,003
Provision for statutory reserves	—	—	—	34,004	(34,004)	—	—	—
Capital injection by noncontrolling interest	—	—	—	—	—	—	6,937	6,937
Acquisition of additional interests in a subsidiary	—	—	(37,858)	—	—	—	(4,778)	(42,636)
Disposal of subsidiaries	—	—	—	(3,538)	3,538	—	(16,127)	(16,127)
Balance as of December 31, 2011	1,002,541,446	7,646	2,272,580	167,147	408,325	(101,651)	124,948	2,878,995
Balance as of December 31, 2011 in US$		1,215	361,077	26,557	64,876	(16,151)	19,852	457,426

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income (loss)	279,014	416,330	(616,537)	(97,958)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation	18,791	30,552	27,370	4,349
Amortization of acquired intangible assets	9,654	21,520	26,454	4,203
Impairment loss on goodwill and intangible assets	—	4,600	1,057,522	168,023
Allowance for doubtful receivables	1,885	5,136	3,572	568
Change in fair value of contingent consideration payables	5,946	—	—	—
Compensation expenses associated with stock options	6,609	22,211	57,003	9,057
Loss (gain) on disposal of property, plant and equipment	26	(97)	542	86
Net income from discontinued operations	—	—	(127,553)	(20,266)
Investment income	(18,905)	(41,244)	—	—
Share of income of affiliates	(774)	(12,904)	(14,246)	(2,263)
Changes in fair value of contingent assets	—	—	(12,500)	(1,986)
Deferred taxes	2,835	(1,450)	(16,431)	(2,612)
Changes in operating assets and liabilities:
Accounts receivable	(85,639)	(61,750)	8,819	1,401
Insurance premium receivables	(213)	141	99	16
Other receivables	(5,167)	(7,951)	(33,646)	(5,346)
Other current assets	(762)	(6,357)	515	82
Accounts payable	13,071	13,793	33,686	5,352
Insurance premium payables	(2,243)	(607)	1,348	214
Other payables and accrued expenses	16,004	(22,386)	65,125	10,347
Accrued payroll	7,631	6,629	6,406	1,018
Income taxes payable	11,170	(2,482)	15,484	2,460
Other tax liabilities	666	2,981	8,368	1,330
Net cash generated from operating activities	259,599	366,665	491,400	78,075
Cash flows from investing activities:
Purchase of short term investments	—	—	(31,230)	(4,962)
Purchase of non-current assets	(1,401)	(2,509)	(1,450)	(230)
Addition in investment in affiliates	(68,269)	(39,511)	(600)	(95)
Purchase of property, plant and equipment	(47,792)	(24,398)	(20,859)	(3,314)

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Cash Flows—(Continued)

(In thousands)

	Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Purchase of intangible assets	—	—	(758)	(120)
Proceeds from disposal of property and equipment	2,059	1,425	793	126
Acquisition of subsidiaries, net of cash acquired of RMB2,006, RMB18,156, and RMB208 (US$33) in 2009, 2010 and 2011, respectively	(330,652)	(307,844)	(49,996)	(7,944)
Disposal of subsidiaries, net of cash disposed of RMB255, RMB5,283, and RMB23,607 (US$3,751) in 2009, 2010 and 2011, respectively and transaction cost of RMB3,557 (US$565) in 2011	4,110	(2,733)	390,836	62,097
Repayments from (advance to) related parties	183,459	(17,231)	(331,860)	(52,727)
Decrease (increase) in restricted cash	2,243	(7,220)	(899)	(143)
Net cash used in investing activities	(256,243)	(400,021)	(46,023)	(7,312)
Cash flows from financing activities:
Payment for contingent consideration	—	(125,380)	(100,000)	(15,888)
Acquisition of additional interests in subsidiaries	—	(2,410)	(28,330)	(4,501)
Increase in capital injection by noncontrolling interests	20,315	12,295	6,937	1,102
Repayments to related parties	(8,923)	(8,907)	—	—
Proceeds from share issuances	—	743,767	—	—
Proceeds on exercise of stock options	—	10,075	5,305	843
Repurchase of ordinary shares	—	(37,287)	(13,722)	(2,180)
Dividends paid	(68,558)	(80,985)	—	—
Net cash (used in) from financing activities	(57,166)	511,168	(129,810)	(20,624)
Net (decrease) increase in cash and cash equivalents	(53,810)	477,812	315,567	50,139
Cash and cash equivalents at beginning of year	1,510,432	1,457,890	1,924,884	305,833
Effect of exchange rate changes on cash and cash equivalents	1,268	(10,818)	(18,291)	(2,906)
Cash and cash equivalents at end of year	1,457,890	1,924,884	2,222,160	353,066
Supplemental disclosure of cash flow information:
Interest paid	4	5	—	—
Income taxes paid	80,826	97,869	93,913	14,921

Supplemental disclosure of non-cash transactions is set out in note 19.

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

Current PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies and brokerages. Accordingly, the Group conducts its operations in China principally through contractual arrangements among its PRC subsidiaries, three PRC affiliated entities and the equity shareholders of these PRC affiliated entities, who are PRC nationals. The contractual arrangements include a series of contracts entered into between the Group’s PRC subsidiaries and the equity shareholders of these PRC affiliated entities, including loan agreements, equity pledge agreements, irrevocable powers of attorney, exclusive purchase option agreements, consulting and service agreements and information technology (“IT”) platform service agreements. Through these contractual arrangements, the Group is entitled to: (1) receive service fees from the subsidiaries of these PRC affiliated entities; (2) exercise all of the voting powers of the owners of these PRC affiliated entities; (3) receive dividends declared by these PRC affiliated entities and their subsidiaries and (4) acquire all the equity interests of these PRC affiliated entities and their subsidiaries once PRC laws permit. As the Company is the sole primary beneficiary of these VIEs, the Company consolidates them into its consolidated financial statements. (See note 9)

During the year ended December 31, 2011, the Group disposed the Datong segment as detailed in note 4 and Datong segment is therefore accounted as discontinued operations. Consolidated Statements of Operations for the years ended 2009 and 2010 and corresponding notes previously reported have been revised to conform to the current presentation accordingly.

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

In its capacity as an insurance agent and broker, the Group collects premiums from certain insureds and remits the premiums or net premiums after deducting its authorized commissions to the appropriate insurance companies. Accordingly, as reported in the consolidated balance sheets, “premiums” are receivables from insureds. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term, and reports such amounts as restricted cash in the consolidated balance sheets.  Also included in the restricted cash is a guarantee deposits required by China Insurance Regulatory Commission (“CIRC”) in order to protect insurance premium appropriation by insurance agency of RMB7,813 and RMB7,392 as of December 31, 2010 and 2011, respectively.

(d)           Short Term Investment

Short term investments are other investments that do not have a quoted market price in an active market whose fair value cannot be reliably measured. They are measured at cost less any identified impairment loss. No impairment loss on short term investments was identified for the year ended December 31, 2011.

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

Accounts receivable, net is analyzed as follows:

	As of December 31,
	2010	2011
	RMB	RMB
Accounts receivable	248,965	175,711
Allowance for doubtful accounts	(5,790)	(9,348)
Accounts receivable, net	243,175	166,363

The following table summarizes the movement of the Group’s allowance for doubtful accounts:

	2009	2010	2011
	RMB	RMB	RMB
Balance at the beginning of the year	251	2,136	5,790
Provision for doubtful accounts	1,885	5,136	3,572
Write-offs	—	(1,482)	(14)
Balance at the ending of the year	2,136	5,790	9,348

Insurance premium receivables consist of insurance premium to be collected from insured, and is recorded at the invoiced amount and do not bear interest. Amounts collected on insurance premium receivables are included in net cash provided by operating activities in the consolidated statements of cash flows.

CNINSURE INC.

Notes to The Consolidated Financial Statements

(In thousands, except for shares and per share data)

(f)                                    Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

	Estimated useful life (Years)	Estimated residual value
Building	36	0%
Office equipment, furniture and fixtures	3-5	0%-3%
Motor vehicles	5-10	0%-3%
Leasehold improvements	5	0%

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation recognized in the consolidated statement of operations:

	2009	2010	2011
	RMB	RMB	RMB
Commission and fee under operating costs	3,441	5,607	6,776
Selling expense	1,030	2,092	1,937
General and administrative expenses	12,914	20,585	17,472
Net income (loss) from discontinued operations	1,406	2,268	1,185
Depreciation for the year	18,791	30,552	27,370

(g)                                 Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group operated in four reporting units which were its reportable segments for the years ended December 31, 2009 and 2010 whereas it operated in three reporting units for the year ended December 31,2011. The goodwill impairment review is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded equal to the excess of the carrying amount over the implied fair value.

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

In 2010, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value — step one of the two-step impairment test. It was estimated that the fair value of all reporting units by using income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step 2 of the two-step goodwill impairment test was unnecessary. The management concluded that goodwill was not impaired for the years ended December 31, 2010.

CNINSURE INC.

Notes to The Consolidated Financial Statements

(In thousands, except for shares and per share data)

In 2011, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value — step one of the two-step impairment test. The fair values of all reporting units were estimated by using income approach. Based on this quantitative test, it was determined that the fair value of the reporting unit, life insurance (“Life”), exceeded its carrying amount and, therefore, step 2 of the two-step goodwill impairment test was unnecessary. However, it was determined that the fair values of reporting units, property and casualty insurance services (“P&C”) and insurance claims adjusting services (“Claims Adjusting”), were less than their carrying amount and, therefore step 2 of the goodwill impairment test was performed to measure the amount of impairment for the reporting units, P&C and Claims Adjusting. For the step 2 goodwill impairment test, implied fair value of the goodwill of the reporting units, P&C and Claims Adjusting are determined by assigning the fair value of the reporting unit used in step 1 to all assets and liabilities of that reporting unit as if the report unit has been acquired in business combination. The implied fair value of goodwill is compared with the carrying amount of goodwill to determine whether the goodwill is impaired and impairment loss is recognised. The fair value has been determined using cash flow projections based on financial budgets approved by management covering a five-year period, and discount rate of 22%, 25% and 27% for P&C, Life and Claims Adjusting, respectively. Cash flows beyond the 5-year period are extrapolated using a steady 3% growth rate. Other key assumptions relate to the estimation of cash inflows/outflows which include budgeted revenue and gross margin, such estimations are based on the unit’s past performance and management’s expectations for the market development. As a result, an goodwill impairment loss of RMB1,000,705 was recorded for the year ended December 31, 2011.

Identifiable intangibles assets are required to be determined separately from goodwill based on fair value. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. Intangible assets with a finite economic life are carried at cost less accumulated amortization. Prior to October 1, 2010, amortization was computed using the straight-line method over the intangible assets’ economics lives. Starting from October 1, 2010, amortization for identifiable intangibles assets of customer relationship is computed using accelerated method, while amortization for other identifiable intangibles assets is computed using the straight-line method over the intangible assets’ economic lives. The effect of the change in amortization method in customer relationship is insignificant. Intangible assets with indefinite economic lives are not amortized but carried at cost less any subsequent accumulated impairment losses. If an intangible asset that is not being amortized is subsequently determined to have a finite economic life, it will be tested for impairment and then amortized prospectively over its estimated remaining economic life and accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite economic lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Separately identifiable intangible assets consist of brand name, trade name, customer relationship, non-compete agreement, agency agreement and license, and software and system.

CNINSURE INC.

Notes to The Consolidated Financial Statements

(In thousands, except for shares and per share data)

The intangible assets, net consisted of the following:

	Useful	As of December 31, 2010
	life (Years)	Cost	Accumulated amortization	Impairment loss	Net carrying values
		RMB	RMB	RMB	RMB
Brand name	Indefinite	24,091	—	—	24,091
Trade name	9.4	8,140	(144)	—	7,996
Customer relationship	4.6 to 9.8	48,356	(14,987)	—	33,369
Non-compete agreement	3 to 14	83,191	(16,583)	(4,600)	62,008
Agency agreement and licence	4.6 to 10	15,294	(2,654)	—	12,640
Software and system	5 to 10	5,740	(191)	—	5,549
		184,812	(34,559)	(4,600)	145,653

	Useful	As of December 31, 2011
	life (Years)	Cost	Accumulated amortization	Accumulated Impairment loss	Net carrying values
		RMB	RMB	RMB	RMB
Brand name	Indefinite	24,091	—	(20,384)	3,707
Trade name	9.4 to 10	8,898	(1,051)	—	7,847
Customer relationship	4.6 to 9.8	54,706	(26,394)	(5,760)	22,552
Non-compete agreement	3 to 6.25	68,215	(23,941)	(34,692)	9,582
Agency agreement and licence	4.6 to 9.8	16,004	(5,457)	(581)	9,966
Software and system	5 to 10	5,740	(1,340)	—	4,400
		177,654	(58,183)	(61,417)	58,054

Aggregate amortization expenses for intangible assets were RMB9,654, RMB21,520 and RMB26,454 for the years ended December 31, 2009, 2010 and 2011, respectively, of which RMB1,305, RMB1,305 and RMB326 were recorded in discontinued operations for the years ended December 31, 2009, 2010 and 2011, respectively. The Group recorded an impairment loss on its intangible assets in the amount of nil, RMB4,600, and RMB56,817 as carrying value exceeds fair value for the years ended December 31, 2009, 2010 and 2011, respectively. The estimated amortization expenses for the next five years are: RMB16,563 in 2012, RMB15,892 in 2013, RMB13,168 in 2014, RMB4,092 in 2015 and RMB1,486 in 2016, and an aggregate amount of RMB3,146 in years thereafter.

(h)                                 Other Receivables and Other Current Assets

Other receivables and other current assets consist of advances, prepayment and prepaid expenses.

(i)            Investment in Affiliates

Investments in affiliates are accounted for using the equity method. The Group does not control the affiliate but over which it exerts significant influence.

(j)                                Other Non-current Assets

As of December 31, 2011, other non-current assets represent from 5% to 20% (2010: 5% to 20%) investments in equity security of private companies over which it exerts no significant influence and are measured initially at cost.

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

CNINSURE INC.

Notes to The Consolidated Financial Statements

(In thousands, except for shares and per share data)

Management performed the annual impairment test for all long-lived assets as of December 31, 2010 and 2011. It was concluded that there was an impairment loss of intangible assets of RMB4,600 and RMB56,817 for the years ended December 31, 2010, and 2011, respectively.

(l)                                    Insurance Premium Payables

Insurance premium payables are insurance premiums collected on behalf of insurance companies but not yet remitted as of the balance sheet dates.

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

(n)                                 Share-based Compensation

All forms of share-based payments to employees, including employee stock options and employee stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statement of operations. Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. If an award requires satisfaction of one or more performance, or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, and no compensation cost is recognized if the requisite service is not rendered.

Awards of share-based employee compensation ordinarily specify a performance condition or a service condition (or both) that must be satisfied for an employee to earn the right to benefit from the award. No compensation cost is recognized for instruments that employees forfeit because a service condition or a performance condition is not satisfied, that is, instruments for which the requisite service is not rendered.

A cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost shall be recognized at the cancellation date.

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

Share-based compensation expenses of RMB7,553, RMB22,211 and RMB57,003 for the years ended December 31, 2009, 2010 and 2011, respectively, were included in the general and administrative expenses.

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

Insurance agency and brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has met all the four criteria of revenue recognition when the premiums are collected by the Group or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been recognized as the management of the Group estimates, based on its past experience that the cancellation of policies rarely occurs.  Any subsequent commission adjustments in connection with policy cancellations which have been de minims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.1%, 0.1% and 0.1% of the total commission and fee revenues for the years ended December 31, 2009, 2010 and 2011, respectively. For property insurance and life insurance, agency and brokerage companies may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency and brokerage company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage.  The contingent commissions are recorded when a performance target is being achieved. Insurance claims adjusting services are considered to be rendered and completed, and revenue is recognized at the time loss adjusting reports are confirmed being received by insurance companies. The Group has met all the four criteria of revenue recognition when the service is provided and the loss adjusting report is accepted by insurance companies. The Group does not accrue any service fee before the receipt of an insurance company’s acknowledgement of receiving the adjusting reports. Any subsequent adjustments in connection with discounts which have been de minims to date are recognized in revenue upon notification from the insurance companies.

Other service fees include revenue from the provision of IT services and insurance-related services, such as driver’s license renewal and annual inspection for the insured. Revenue is recognized when the services are rendered.

The Group presented revenue net of sales taxes incurred. The sales taxes amounted to RMB83,958, RMB102,190 and RMB113,447 for the years ended December 31, 2009, 2010 and 2011, respectively, of which RMB3,060, RMB14,877 and RMB4,537 were related to discontinued operations for the years ended December 31, 2009, 2010 and 2011, respectively.

(q)                                 Contingent Consideration

In December 2007, the FASB issued ASC 805, Business Combinations (“ASC 805”) to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. ASC 805 requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. ASC 805 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Effective from January 1, 2009, the Group adopted ASC 805 on a prospective basis. As a result, the recorded purchase price for all acquisitions consummated after January 1, 2009 include an estimation of the fair value of contingent consideration payables. Subsequent changes in the fair value of contingent consideration payables will be recorded in the consolidated statement of operations when incurred. Changes in fair value of contingent consideration payables totaling RMB5,946, nil and nil was charged to consolidated statement of operations for the years ended December 31, 2009, 2010 and 2011, respectively. Also, as a result of adoption of ASC 805, in a business combination achieved in stages, the acquirer shall

CNINSURE INC.

Notes to The Consolidated Financial Statements

(In thousands, except for shares and per share data)

remeasure its previously held equity interest in the acquiree at acquisition date fair value and recognize gain or loss, if any, in earnings. The Group recorded earnings of such remeasurement as investment income of RMB18,905, RMB41,244 and nil to the consolidated statement of operations for the years ended December 31, 2009, 2010 and 2011, respectively.

For acquisitions before January 1, 2009, contingent consideration arrangements generally result in the payment/receiving of additional consideration or surrender/receiving of shares to/from the sellers upon the acquired entities’ satisfaction of performance targets subsequent to acquisition as stipulated in the acquisition agreement.

Additional cash payments or surrender of shares which are determined to be additional purchase consideration are accounted for as part of the purchase price of the acquired entities when the outcome of contingency is determinable beyond a reasonable doubt, while those which are determined to be compensatory in nature are recorded as compensation expenses and charged to the consolidated statement of operations. No compensation expenses were paid for the years ended December 31, 2009, 2010 and 2011.

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

(t)            Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of RMB1,723,210 and RMB1,976,591 at December 31, 2010 and 2011, respectively, which were denominated in RMB.

(u)                                 Translation into United States Dollars

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.2939, on December 30, 2011, representing the noon buying rate in the City of New York for cable transfers of RMB, as set forth in H.10 weekly statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 30, 2011, or at any other rate.

CNINSURE INC.

Notes to The Consolidated Financial Statements

(In thousands, except for shares and per share data)

(v)                                  Segment Reporting

The Group distributes a variety of property and casualty, and life insurance products underwritten by domestic and foreign insurance companies operating in the PRC, and provides insurance claims adjusting services as well as other insurance-related services. For the years ended December 31 2009 and 2010, the Group operated four operating segments: (1) property and casualty insurance (“P&C”), (2) life insurance (“Life”), (3) insurance claims adjusting services (“Claims Adjusting”) and (4) Datong life insurance (“Datong”). After the disposal of Datong during the first quarter of 2011, the Group operates three operating segments. Details of these operating segments are described in note 22. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

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

(x)                                 Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to RMB5,459, RMB3,825 and RMB2,188 for the years ended December 31, 2009, 2010 and 2011, respectively, of which RMB290, RMB348 and RMB87 were related to discontinued operations for the years ended December 31, 2009, 2010 and 2011, respectively.

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

(aa)                          Recently Issued Accounting Standards

In May 2011, the FASB issued Accounting Standard Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRSs”), (“ASU 2011-04”).  ASU 2011-04 amends ASC 820, Fair Value Measurements, (“ASC 820”), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and IFRSs.  ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements.  ASU 2011-04 will be effective for the Company’s fiscal year beginning January 1, 2012.  The adoption of ASU 2011-04 is not expected to have a material effect on the Company’s consolidated financial statements, but may require certain additional disclosures.

In September 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, (“ASU 2011-05”), which improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income (“OCI”) by eliminating the option to present components of OCI as part of the statement of changes in stockholders’ equity.  The amendments in this standard require that all non-owner changes in stockholders’ equity be presented either

CNINSURE INC.

Notes to The Consolidated Financial Statements

(In thousands, except for shares and per share data)

in a single continuous statement of comprehensive income or in two separate but consecutive statements.  The amendments in this standard do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components of OCI gross or net of the effect of income taxes.  The amendments in ASU 2011-05 are effective for annual periods beginning January 1, 2012 and are to be applied retrospectively.  The adoption of the provisions of ASU 2011-05 is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In September 2011, the FASB issued an amendment to ASC 350, Intangibles - Goodwill and Other (“ASC 350”), which simplifies how entities test goodwill for impairment.  Previous guidance under ASC 350 required an entity to test goodwill for impairment using a two-step process on at least an annual basis.  First, the fair value of a reporting unit was calculated and compared to its carrying amount, including goodwill.  Second, if the fair value of a reporting unit was less than its carrying amount, the amount of impairment loss, if any, was required to be measured.  Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads the entity to determine that it is more likely than not that its fair value is less than its carrying amount.  If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then the two-step impairment test is unnecessary.  If the entity concludes otherwise, then it is required to test goodwill for impairment under the two-step process as described under ASC 350.  The amendments are effective for us for annual and interim goodwill impairment tests performed for fiscal years beginning January 1, 2012, and early adoption is permitted.  The Company is planning to adopt this standard in 2012.  The adoption of the provisions of ASC 350 is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

(3)           Acquisitions

Acquisitions in 2011

(a)         P&C segment

In August, 2011, the Group entered into agreements to acquire 100% equity interests in Guangzhou Huajie Insurance Agency Co., Ltd. (“Huajie”) and Dongguan Zhongxin Insurance Agency Co., Ltd (“Zhongxin”) each at a cash consideration of RMB25,000 totalling RMB50,000. The acquisitions of Huajie and Zhongxin were completed on August 31, 2011. Pursuant to the agreements, the selling shareholders of Huajie and Zhongxin agreed to return part of considerations to the Group, if performance criteria of Huajie and Zhongxin for years 2012 and 2013 cannot be met. The fair value of such contingent arrangements approximates to zero.

The following table summarizes the estimated fair values for major classes of assets acquired and liabilities assumed at the date of acquisition:

	Huajie	Zhongxin
	RMB	RMB
Net tangible assets acquired	55	888
Intangible assets	4,840	5,389
Goodwill	21,204	20,070
Deferred tax assets	111	—
Deferred tax liabilities	(1,210)	(1,347)
Total consideration	25,000	25,000

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The goodwill of RMB41,274 arising from the acquisitions consists largely of the synergies and economies

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

of scale expected from combining the operations of the Group and the acquired companies. All of the goodwill was assigned to the Group’s P&C segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

The acquired intangible assets were composed of the following:

		Fair Value Acquired
	Useful life	RMB
	(Years)	Huajie	Zhongxin
Customer relationship	5.3	2,860	3,490
Non-compete agreement	3.0	1,460	1,379
Agency agreement	5.3	520	520
Total		4,840	5,389

The weighted average amortization period of the intangible asset acquired is 4.7 years

The following unaudited pro forma information summarizes the effect of the acquisitions, as if the acquisitions had occurred as of January 1, 2010 and 2011. This unaudited pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2010 and 2011, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

Acquisition of Huajie

	Year ended December 31,
	2010	2011
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	1,239,194	1,522,665
Pro forma income (loss) from operations	393,008	(749,337)
Pro forma net income (loss)	421,072	(299,904)
Pro forma net income (loss) per share	0.4395	(0.2991)

The amounts of Huajie’s net revenue and earnings included in the Group’s consolidated income statement from September 1, 2011 to December 31, 2011 are RMB5,364 and RMB365, respectively.

Acquisition of Zhongxin

	Year ended December 31,
	2010	2011
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	1,241,235	1,524,763
Pro forma income (loss) from operations	393,293	(749,143)
Pro forma net income (loss)	421,381	(299,579)
Pro forma net income (loss) per share	0.4398	(0.2987)

CNINSURE INC.

Notes to The Consolidated Financial Statements

(In thousands, except for shares and per share data)

The amounts of Zhongxin’s net revenue and earnings included in the Group’s consolidated income statement from September 1, 2011 to December 31, 2011 are RMB8,046 and RMB465, respectively.

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

On September 27, 2010, the Group entered into agreements to acquire an additional 46% equity interest in Shengyang Fangda Insurance Agency Co., Ltd. (“Fangda”) for a total cash consideration of RMB40,000, bringing its shareholdings in Fangda from 5% to 51%. The acquisition of Fangda was completed on October 1, 2010. The selling shareholder of Fangda agrees to transfer 5% interest in Fangda to the Company for RMB0.001 if Fangda fails to meet performance target in years 2011 to 2013. In addition, the selling shareholder of Fangda agrees to return up to RMB15,000 to the Group if performance criteria for years 2011 to 2013 cannot be met.

On July 29, 2010, the Group entered into an agreement to acquire 65.1% equity interest in Inscom Holding Limited (“Inscom”) and its subsidiaries and its VIE for a cash consideration of RMB84,000. The acquisition of Inscom was completed on November 1, 2010.

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

CNINSURE INC.

Notes to The Consolidated Financial Statements

(In thousands, except for shares and per share data)

The following table summarizes the estimated fair value for major classes of assets acquired and liabilities assumed at the date of acquisition.

	Fanlian	Mintai	Baolian	Fangda	Inscom
	RMB	RMB	RMB	RMB	RMB
Net tangible assets acquired	3,265	2,632	(411)	2,382	10,044
Intangible assets	20,880	17,850	12,760	12,111	17,680
Goodwill	95,185	173,608	117,093	64,500	98,076
Deferred tax assets	—	92	228	155	—
Deferred tax liabilities	(5,220)	(4,462)	(3,190)	(3,028)	(4,420)
Total consideration	114,110	189,720	126,480	76,120	121,380

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill.

The acquired intangible assets were composed of the following:

	Useful life	Fair Value Acquired RMB
	(Years)	Fanlian	Mintai	Baolian	Fangda	Inscom
Trade name	9.4	—	—	—	—	8,140
Customer relationship	5.8-6.25	13,360	490	2,300	4,910	3,210
Non-compete agreement	5.8-6.25	6,640	16,880	10,020	6,311	—
Agency agreement	5.8-6.25	880	480	440	890	590
System and software	5.0-10.0	—	—	—	—	5,740
Total		20,880	17,850	12,760	12,111	17,680

The following unaudited pro forma information summarizes the effect of the acquisitions, as if the acquisitions had occurred as of January 1, 2009 and January 1, 2010. This unaudited pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2009 and January 1, 2010, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

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

(b)         Headquarters

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

(4)                                 Discontinued Operations

On March 25, 2011, the Company sold its 55% equity interest in Datong to an independent third party at a cash consideration of approximately US$63,690 equal to RMB418,000. In addition, Datong declared a cash dividend of RMB10,000 exclusively to the Company as at March 25, 2011 and agreed to settle the dividend prior to December 31, 2012.

The Company recognized a gain on the disposal of Datong of RMB177,949 (net of transaction cost RMB3,557) which has been included in consolidated statement of operations as net income from discontinued operations, for the year ended December 31, 2011.

Results of the discontinued operations are summarized as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Net revenues	53,247	251,092	65,854
(Loss) profit before tax	(19,063)	37,283	2,062
Gain on the disposal of Datong	—	—	177,949
Income tax	1,691	(7,618)	(52,458)
Net (loss) income from discontinued operations	(17,372)	29,665	127,553

Assets and Liabilities of the discontinued operation as of the disposal date were summarized as follows:

ASSET:

RMB
Current assets:
Cash and cash equivalents	23,607
Other current assets	107,826
Goodwill and intangible assets, net	201,704
Other non-current assets	21,571
Assets of discontinued operation	354,708

Current liabilities	88,258
Non-current liabilities	3,829
Liabilities of discontinued operation	92,087
Noncontrolling interest	16,127

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(5)                                 Other Receivables

Other receivables, net are analyzed as follows:

	As of December 31,
	2010	2011
	RMB	RMB
Advances to staff (i)	9,046	8,741
Advances to entrepreneurial agents (ii)	9,897	6,265
Insurance claim receivables	65	26
Rental deposits	6,147	5,610
Interest income receivables (iii)	13,673	33,549
Advances to third parties (iv)	21,294	—
Value-added tax recoverable (v)	4,749	14,401
Dividend receivable from Datong	—	10,000
Other	2,163	4,144
	67,034	82,736

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

(iv)      As of December 31, 2010, the amount mainly represented advance consideration payment made for the acquisition of Henan Zhongrui Insurance Agency Co., Ltd. (“Zhongrui”) amounting to RMB18,000. As of December 31, 2010, the acquisition of Zhongrui had not been completed and the acquisition was subsequently terminated with the refund received on March 25, 2011.

(v)         As of December 31, 2011, the amount represented value-added tax to be refunded from tax bureau. The amount of value-added tax as of December 31, 2010 had been refunded during the year 2011.

(6)                                 Property, Plant and Equipment

Property, plant and equipment, net, is comprised of the following:

	As of December 31,
	2010	2011
	RMB	RMB
Building	—	11,346
Office equipment, furniture and fixtures	97,028	92,213
Motor vehicles	47,030	43,454
Leasehold improvements	9,548	7,614
Total	153,606	154,627
Less: Accumulated depreciation	(51,431)	(69,915)
Property, plant and equipment, net	102,175	84,712

No impairment for property, plant and equipment was recorded for the years ended December 31, 2009, 2010 and 2011.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(7)                                 Goodwill

The movements in carrying amount of goodwill by reportable segments are as follows:

	P&C segment	Life segment	Claims Adjusting segment	Datong segment	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	434,545	16,900	38,077	46,389	535,911
Addition for acquisitions	548,462	—	—	—	548,462
Addition for contingent considerations	—	—	—	70,000	70,000
Balance as of December 31, 2010	983,007	16,900	38,077	116,389	1,154,373
Addition for acquisitions	41,274	—	—	—	41,274
Addition for contingent considerations	—	—	—	70,000	70,000
Disposal of Datong	—	—	—	(186,389)	(186,389)
Impairment loss	(962,628)	—	(38,077)	—	(1,000,705)
Balance as of December 31, 2011	61,653	16,900	—	—	78,553

The gross amount and accumulated impairment losses by segment as of December 31, 2010 and 2011 as follows:

	P&C segment	Life segment	Claims Adjusting segment	Datong segment	Total
	RMB	RMB	RMB	RMB	RMB
Goodwill, gross	983,007	16,900	38,077	116,389	1,154,373
Accumulated impairment loss	—	—	—	—	—
Goodwill, net as of December 31, 2010	983,007	16,900	38,077	116,389	1,154,373

Goodwill, gross	1,024,281	16,900	38,077	—	1,079,258
Accumulated impairment loss	(962,628)	—	(38,077)	—	(1,000,705)
Goodwill, net as of December 31, 2011	61,653	16,900	—	—	78,553

The Group performed the annual impairment analysis as of the balance sheet date. No impairment was recorded for the years ended December 31, 2009 and 2010. For the year end December 31, 2011, an impairment loss is recognized in goodwill of RMB1,000,705(see note 2(g)).

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(8)                                 Investment in Affiliates

As of December 31, 2011, investments in affiliates represent (i) 40% (2010: 40%) equity interest in Shanghai Teamhead Automobile Surveyors Co., Ltd. (“Teamhead Automobile”) which is a PRC registered company that provides insurance surveyor & loss adjustors services (ii) 30% (2010: Nil) equity interest in Jiaxing Baolian Insurance Agency Co., Ltd (“Jiaxing” ) which is a PRC registered company that distributes of property and casualty insurance products and (iii) 20.58% (2010: 18.16%) equity interest in Sincere Fame International Limited (“Sincere Fame”) which is a BVI company that provides consumer credit brokerage services based in Guangzhou, PRC. During 2011, Sincere Fame repurchased and cancelled shares of one of its shareholders’ equity, hence the equity of CISG increased back to 20.58%.

During the year, the Group recognized its share of income of affiliates with regard to Teamhead Automobile and Sincere Fame totaling RMB14,246. Jiaxing is newly set up and had no operations in 2011.

Investment as of December 31, 2010 and 2011 were as follows:

	As of December 31,
	2010	2011
	RMB	RMB
Teamhead Automobile	266	322
Jiaxing	—	600
Sincere Fame	138,850	153,040
Total	139,116	153,962

(9)                             Variable Interest Entities

Current PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies and brokerages. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws.

Accordingly, the Company conducts its operations in the PRC principally through contractual arrangements among its PRC subsidiaries, Sichuan Yihe Investment Co., Ltd. (“Yihe Investment”), Guangdong Meidiya Investment Co., Ltd. (“Meidiya Investment”) and Shenzhen Xinbao Investment Management Co., Ltd. (“Xinbao Investment”) (collectively referred as the “Three PRC Affiliated Entities”) and the equity holders of the Three PRC Affiliated Entities, who are PRC nationals. To provide the Company effective control over the Three PRC Affiliated Entities, and the ability to receive substantially all of the economic benefits of the Three PRC Affiliated Entities and their subsidiaries, a series of contractual arrangements were entered amongst Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (“Xinlian Information”), Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (“Zhonglian Enterprise”), Litian and Ying Si Kang Information Technology (Shenzhen) Co., Ltd. (“Ying Si Kang Information”), which are PRC subsidiaries of the Company, and Yihe Investment, Meidiya Investment and Xinbao Investment and their direct equity holders.

Agreements that transfer economic benefits to Xinlian Information, Zhonglian Enterprise and Litian

IT platform related service and, consulting service agreements

Pursuant to IT platform service, and consulting service agreements entered into between our PRC subsidiaries Litian, Xilian Information and Zhonglian Enterprise and most of the insurance intermediary subsidiaries of the Three PRC Affiliated Entities, Litian, Xilian Information and Zhonglian Enterprise agreed to grant rights to use the “Fanhua” brand and provide consulting and training services related to IT platform and internal control compliance to most of the insurance intermediaries in exchange for fees payable quarterly calculated as a percentage of revenues of each insurance intermediary.

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

Agreements that provide Company effective control over the Three PRC Affiliated Entities

Loan Agreements

Each of the equity holders of Meidiya Investment and Yihe Investment entered into loan agreements with Xinlian Information, evidencing a zero interest loan granted to them, equal to their respective capital contributions to Meidiya Investment and Yihe Investment. In the event that the loan is not renewed, then upon the expiration of its term and subject to then applicable PRC laws, the loan can be repaid only with the proceeds from the transfer of the individual shareholder’s equity interests in Meidiya Investment and Yihe Investment to Xinlian Information or another person designated by Xinlian Information. In addition, the loan agreement contains a number of covenants that restrict the actions the individual shareholder can take or cause Meidiya Investment to take, or that require the individual shareholder to take or cause Meidiya Investment to take specific actions. Each of the individual shareholders of Xinbao Investment entered into a loan agreement with our subsidiary Ying Si Kang Information, evidencing a zero interest loan granted to them, equal to their respective capital contributions to Xinbao Investment. The terms of the loan agreement are substantially similar to those in the loan agreements described above.

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

Power of attorney

Pursuant to the power of attorney, the nominee equity holders of the Three PRC Affiliated Entities each executed an irrevocable power of attorney appointing a person designated by Xinlian Information or Ying Si Kang Information as their attorney-in-fact to vote on their behalf on all matters of the Three PRC Affiliated Entities requiring equity holder approval under PRC laws and regulations and the articles of association of the Three PRC Affiliated Entities. If Xinlian Information or Ying Si Kang Information designates the individual shareholders of the three PRC Affiliated Entities to attend a shareholder’s meeting of the three PRC Affiliated Entities, the individual shareholder agrees to vote his shares as instructed by Xinlian Information or Ying Si Kang information.

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

The financial information of the Company’s VIEs and VIEs’ subsidiaries as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 is as follows:

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

	As of December 31,
	2010	2011
	RMB	RMB
Total assets	1,644,806	960,070
Total liabilities	992,668	912,010

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Net Revenues	1,008,771	1,127,948	1,394,032
Net Income (loss)	57,804	38,906	(245,060)
Net cash provided by (used in) operating activities	(7,704)	8,688	73,425
Net cash used in investing activities .	(346,255)	(192,449)	(80,473)
Net cash provided by (used in) financing activities	387,749	287,846	(105,903)

(10)                          Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of December 31,
	2010	2011
	RMB	RMB
Consideration payables on acquisition of subsidiaries	—	97
Business and other tax payable	34,085	37,460
Refundable deposits from employees and agents	15,177	14,542
Professional fees	12,600	12,291
Advances from third parties	11,517	7,512
Payables for addition of office equipment, furniture and fixtures	9,799	9,666
Insurance compensation claim payable to customers	2,307	2,408
Other	7,975	8,706
Total	93,460	92,682

Other payables and accrued expenses are unsecured, interest-free and repayable on demand.

(11)                          Employee Benefit Plans

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

For the years ended December 31, 2009, 2010 and 2011, the Group contributed RMB16,834, RMB24,871 and RMB31,885, respectively, to these plans, of which RMB4,455, RMB4,783 and RMB1,196 were recorded in discontinued operations for the years ended December 31, 2009, 2010 and 2011, respectively.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(12)                      Income Taxes

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

On March 16, 2007, the PRC promulgated New Enterprise Income Tax Law (the “New Income Tax Law”). The New Taxation Law which becomes effective from January 1, 2008. Under the New Taxation Law, all enterprises (both domestic enterprises and FIEs) have one unified income tax rate of 25%. On December 6, 2007, the State Council of the PRC issued Implementation Regulations on the New Taxation Law. The New Taxation Law and Implementation Regulations have changed the tax rate from 15% to 18%, 20%, 22%, 24% and 25% for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively, for Shenzhen PRC subsidiaries. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply.

Pursuant to the relevant laws and regulations in the PRC, Litian, a subsidiary of the Group is qualified as a software company and thus is exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. Year 2010 is the first profit-making year and no provision for PRC income tax has been made in the consolidated financial statements for the years ended December 31, 2010 and 2011.

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

As of December 31, 2011, the Group’s liabilities for unrecognized tax benefits totaled RMB43,586 (2010: RMB5,519) and were included in other tax liabilities. Included in the increase in unrecognized tax benefits for the current period is RMB29,700 arising from gain on disposal of subsidiaries..

The movements of unrecognized tax benefits are as follows:

RMB
Balance as of January 1, 2009	1,871
Gross increase in prior-period tax positions	666
Balance as of December 31, 2009	2,537
Gross increase in prior-period tax positions	2,982
Balance as of December 31, 2010	5,519
Gross increase in prior-period tax positions	38,067
Balance as of December 31, 2011	43,586

The Group is subject to taxation in the PRC. The uncertain tax positions are related to tax years that remain subject to examination by the relevant taxable authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Group’s consolidated financial statements as of December 31, 2011. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. However, based on the current lack of any examinations in progress, and the protocol of finalizing audits by the relevant tax authorities, it is not possible to estimate the impact of any amount of such changes, if any, to previously recorded uncertain tax positions. The Group’s policy is that it recognizes interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

For PRC, tax years 2007 through 2011 still remain subject to examination by the PRC tax authorities.

Income tax expenses are comprised of the following:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Current tax expense	(91,392)	(87,812)	(100,461)
Deferred tax income (expense)	(5,917)	(1,313)	16,431
Income tax expense	(97,309)	(89,125)	(84,030)

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2010	2011
	RMB	RMB
Current deferred tax assets:
Operating loss carry forward	5,691	4,276
Other	—	3,093
Less: valuation allowances	—	—
Current deferred tax asset, net	5,691	7,369

Non-current deferred tax assets:
Operating loss carry forward	5,730	15,748
Other	2,592	—
Less: valuation allowances	(1,567)	(13,856)
Non-current deferred tax asset, net	6,755	1,892
Total	12,446	9,261

Deferred tax liabilities:
Intangible assets, net	(43,513)	(30,106)

Due to the uncertainty of the level of PRC subsidiaries or VIEs’ taxable income and the lack of operating history in the VIEs, management does not believe certain subsidiaries or VIEs will generate sufficient taxable income such that it is more likely than not that the deferred tax assets will not be realized. As such, a valuation allowance has been established for these deferred tax assets as of December 31, 2010 and 2011. The Group had totally operating loss carry forwards of RMB56,645 and RMB79,682 for the years ended December 31, 2010 and 2011, respectively. Such operating loss carry forwards expire five years after the RPC subsidiaries or VIEs incur the loss unless utilized. The operating loss carry forwards of RMB3,935, RMB11,587 and RMB64,160 is to expire for the year ended December 31, 2014, 2015 and 2016, respectively.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income (loss) before income taxes and income of affiliates and discontinued operations, and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Net income (loss) before income taxes and income of affiliates and discontinued operations	392,921	462,886	(674,306)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	98,230	115,722	(168,576)
Expenses not deductible for tax purposes:
Entertainment	390	607	659
Goodwill and unamortized intangible asset impairment	—	—	255,272
Other	471	1,130	3,579
Tax exemption and tax relief:
Income tax at preferential tax rate of 20% , 22% and 24% for 2009, 2010 and 2011	(15,541)	(8,023)	(2,777)
Impact of lower tax rates in other jurisdictions	14,561	9,007	18,174
Tax holidays	—	(31,783)	(45,537)
Change in valuation allowance	(1,829)	(92)	13,654
ASC740-10 tax provision	666	2,981	8,367
Other	361	(424)	1,215
Income tax expense	97,309	89,125	84,030

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately RMB29,407 and RMB70,065 for the years ended December 31, 2010 and 2011, respectively. Basic net loss per share for the year ended December 31, 2011 would have been increased by RMB0.0699.

Under the New Income Tax law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its “de facto management organization” located within the PRC. Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its “de facto management organization” located also outside the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC. Under the New Enterprise Income Tax (“EIT”) Implementation Regulation, “de facto management organization” is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New Income Tax Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate. The Group does not believe that its legal entities organized outside China should be treated as residents for New Income Tax law purposes. Even if one or more of its legal entities organized outside China were characterized as China tax residents, none of them had profit attributable to continuing operations; therefore, no significant impact would be expected on the net current tax payable balance and the net deferred tax balance.

If the entity were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2009 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by residents in the Hong Kong SAR, the withholding tax would be 5%.

Aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution to the Group of approximately RMB1,543,119 as of December 31, 2011 are considered to be indefinitely reinvested under ASC No.740-30, Accounting for Income Taxes — Special Areas, and accordingly, no provision for has been made for the Chinese dividend withholding

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB154,312.

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

(13)                          Capital Structure

On July 14, 2010, the Company issued 92,000,000 new shares to the public upon its following-on offering, represent 9.2% of total shares outstanding as of December 31, 2010.

On December 3, 2010, the Company’s board of directors approved a corporate share repurchase program authorizing up to US$100,000 in ADS repurchases by June 30, 2011.

During 2010, the Company issued 5,100,780 new shares for the exercise of options, representing 0.51% of the total shares outstanding as of December 31, 2010.

During 2010, the company repurchased 331,059 ADS (equal to 6,621,180 ordinary shares), representing 0.66% of the total shares outstanding as of December 31, 2010, for an aggregate price of approximately US$5,604 on the open market.

During 2011, the Company issued 2,670,340 new shares for the exercise of options, representing 0.27% of the total shares outstanding as of December 31, 2011.

During 2011, the Company had repurchased 155,311 ADS (equal to 3,106,220 ordinary shares), representing 0.31% of the total shares outstanding as of December 31, 2011, for an aggregate price of approximately RMB13,722 (US$2,093) on the open market.

(14)                          Net Income (loss) per Share

The computation of basic and diluted net income (loss) per ordinary share is as follows:

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Basic:
Net income (loss) from continuing operations	296,386	386,665	(744,090)
Net income (loss) from discontinued operations	(17,372)	29,665	127,553
Less: Net loss attributable to the noncontrolling interests	(21,827)	(5,978)	(317,163)
Net income (loss) attributable to the Company’s shareholders	300,841	422,308	(299,374)
Weighted average number of ordinary shares outstanding	912,497,726	958,029,717	1,002,810,673
Basic net income (loss) from continuing operations per ordinary share	0.3308	0.4098	(0.4257)
Basic net income (loss) from discontinued operations per ordinary share	(0.0011)	0.0310	0.1272
Basic net income (loss) per ordinary share	0.3297	0.4408	(0.2985)

Basic net income (loss) from continuing operations per ADS	6.6153	8.1969	(8.5140)
Basic net income (loss) from discontinued operations per ADS	(0.0215)	0.6193	2.5433
Basic net income (loss) per ADS	6.5938	8.8162	(5.9707)

Diluted:
Net income (loss) from continuing operations	296,386	386,665	(744,090)
Net income (loss) from discontinued operations	(17,372)	29,665	127,553
Less: Net loss attributable to the noncontrolling interests	(21,827)	(5,978)	(317,163)
Net income (loss) attributable to the Company’s shareholders	300,841	422,308	(299,374)
Weighted average number of ordinary shares outstanding	912,497,726	958,029,717	1,002,810,673
Share options	15,814,586	32,288,811	—
Total	928,312,312	990,318,528	1,002,810,673
Diluted net income (loss) from continuing operations per ordinary share	0.3251	0.3965	(0.4257)
Diluted net income (loss) from discontinued operations per ordinary share	(0.0010)	0.0299	0.1272
Diluted net income (loss) per ordinary share	0.3241	0.4264	(0.2985)

Diluted net income (loss) from continuing operations per ADS	6.5026	7.9297	(8.5140)
Diluted net income (loss) from discontinued operations per ADS	(0.0211)	0.5991	2.5433
Diluted net income (loss) per ADS	6.4815	8.5288	(5.9707)

Certain share options issued during 2007 have been cancelled in 2008 and 2009. Certain share options issued during 2010 and 2011 were cancelled in 2011. For details of the options scheme issued, please refer to note 20 to the financial statements.

(15)                          Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2011. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There are no appropriations to reserves by the Company other than the Group’s subsidiaries and VIEs in the PRC during any of the periods presented. Amounts contributed to the statutory reserves were RMB136,681 and RMB167,147 as of December 31, 2010 and 2011, respectively.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(16)                          Related Party Balances and Transactions

The principal related party balances and transactions as of and for the years ended December 31, 2010 and 2011 are as follows:

a)                                      Amounts due from related parties:

	As of December 31,
	2010	2011
	RMB	RMB
Amount due from an affiliate (i)	20,000	353,136
Amounts due from noncontrolling shareholders (ii)	20,000	12,500
Total	40,000	365,636

b)                                     Amounts due to related parties:

	As of December 31,
	2010	2011
	RMB	RMB
Amounts due to noncontrolling shareholders (iii)	37,800	20,305

(i)         The Group agreed to grant a maximum loan of US$50,000 (equivalent to RMB315,000) to Sincere Fame pursuant to a facility letter (the “Facility”) entered in October 2011. This facility is valid for two years and can be renewed upon mutual agreement. As of December 31, 2011, amount due from an affiliate represented RMB351,860 principal receivable and RMB1,276 interest receivable from due subsidiaries of Sincere Fame, of which RMB315,000 was granted under the Facility. This amount is unsecured, bears interest at 7.3% and is repayable within one year.

US$2,000 was advanced by subsidiaries of Sincere Fame to a shareholder of the Company (the “Loan”). The Loan was granted at an interest rate of 0.02% per day, unsecured and fully settled subsequent to year ended December 31, 2011.

As of December 31, 2010 amount due from an affiliate RMB20,000 represented receivable from a subsidiary of Sincere Fame, which was unsecured, interest free and repayable on demand. This amount was subsequently settled on January 4, 2011.

(ii)          Amounts due from noncontrolling interests were unsecured, interest free and repayable on demand.

As of December 31, 2011, the amounts represent an acquisition consideration refund receivable from the selling shareholder of two subsidiaries acquired in 2009 and one subsidiary acquired in 2010, which failed to meet their performance targets pursuant to acquisition agreements. These amounts have been fully settled in March 2012. During 2011, Huajie and Zhongxin were purchased from this noncontrolling shareholder. During 2010, Fanlian, Mintai, Baolian and Fangda were purchased from this noncontrolling shareholder.

As of December 31, 2010, the amounts represented RMB20,000 receivable from Mr. Keping Lin (“Mr. Lin”) who committed to inject to Datong as working capital unilaterally within two years on the completion of selling Beijing Fanhua Datong Investment Management Co., Ltd. (“Datong Investment”) to the Group. Such commitment has been cancelled subsequent to year ended December 31, 2010 on selling of Datong Investment on March 25, 2011.

(iii)       The amount was unsecured, interest-free and repayable on demand. As of December 31, 2011, the amount mainly represented consideration payable to noncontrolling shareholders for additional shares acquired. As of December 31, 2010, the amount mainly represented RMB30,000 payable to Mr. Lin, the selling shareholder of Datong Investment as Datong Investment met the year 2010 performance target. Such contingent consideration payable has been subsequently settled in 2011.

c)                                      A subsidiary of the Company paid service charges of RMB807, nil and nil to an affiliate for the years ended December 31, 2009, 2010, 2011, respectively.

A subsidiary of the Company provided IT service to an affiliate and charged RMB5,000 for the year ended December 31, 2011.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

Subsidiaries of the Company charged affiliates interest income of RMB1,276 for funds used for the year ended December 31, 2011.

(17)                      Commitments and Contingencies

(i) The Group has several non-cancelable operating leases, primarily for office rent.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum operating lease payments as of December 31, 2011 are:

Minimum Lease Payment
RMB
Year ending December 31:
2012	16,738
2013	7,367
2014	3,165
2015	1,561
2016	1,237
Total	30,068

Rental expenses incurred under operating leases for the years ended December 31, 2009, 2010 and 2011 amounted to RMB25,622, RMB30,340 and RMB28,048, respectively, of which RMB4,920, RMB6,899 and RMB1,725 were recorded in discontinued operation for the years ended December 31, 2009, 2010 and 2011, respectively.

(ii) As of December 31, 2010 and 2011, the Group had a commitment of RMB365 and RMB168, respectively, in connection with acquisition of office equipment that would be due in the following year.

(iii) The Group entered into various acquisition agreements which contain certain purchase considerations that are contingent upon future performance of the acquired companies. Please refer to Note 3 for more details.

(iv) On October 17, 2011, Pieter van Dongen, an alleged purchaser of the Company’s American Depositary Receipts (“ADRs”) brought a purported class action against the Company, and three of its then-executive officers. The complaint asserts that between March 2, 2010 and September 14, 2011, the alleged class period, the defendants defrauded purchasers of the Company’s ADRs through the dissemination of materially false and misleading statements regarding the Company’s income, incentive compensation and future prospects including by allegedly overstating net income by failing to properly account for incentives provided to the Company’s agents. The complaint asserts claims under Section 10(b) of the Security Exchange Act of 1934 (“Exchange Act”) and Rule 10b-5 thereunder and under Section 20(a) of the Exchange Act.

On December 6, 2011, the Company and van Dongen, entered into a stipulation providing that within forty-five days after the court’s entry of an order appointing a lead plaintiff under the Private Securities Litigation Reform Act, the lead plaintiff must either file a consolidated complaint or give notice of its intent not to do so (and therefore proceed on its initial complaint). The stipulation establishes a briefing schedule under which the Company’s response to the operative complaint is due forty-five days after such filing or notice; the lead plaintiff’s opposition is due 45 days later; and the Company’s reply is due 30 days later. The stipulation was “so ordered” by the Court on December 7, 2011. On December 16, 2011, two other alleged purchasers of the Company’s ADRs, who are represented by the same law firm that represents van Dongen, moved for appointment as lead plaintiffs, and no other prospective plaintiff moved for appointment as lead plaintiff by the December 16, 2011 deadline. The lead plaintiff motion is still pending before the court.

The outcome of the above class action cannot be reliably estimated with reasonable certainty at this stage and no provision has thus been made as of December 31, 2011.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(18)                          Concentrations of Credit Risk

Concentration risks

Details of the customers accounting for 10% or more of total net revenues from commissions and fees are as follows:

	Year ended December 31,
	2009	% of sales	2010	% of sales	2011	% of sales
	RMB		RMB		RMB
PICC Property and Casualty Company Limited (“PICC”)	225,834	21%	275,785	22%	331,556	22%
China Pacific Property Insurance Co., Ltd.	196,481	18%	202,215	16%	184,717	12%
Ping An Property & Casualty Insurance Company of China, Ltd.	139,979	13%	156,091	13%	181,088	12%
	562,294	52%	634,091	51%	697,361	46%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2010	%	2011	%
	RMB		RMB
PICC	34,572	14%	31,982	18%
Aviva-Cofco Life Insurance Co., Ltd.	62,509	26%	17,021	10%
	97,081	40%	49,003	28%

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Substantially all of the Group’s revenues for the three years ended December 31, 2009, 2010 and 2011 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.

Currency risk

Except for the proceeds from the initial public offering and the follow-on offering (which were in USD), substantially all of the revenue-generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People’s Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into USD or other foreign currencies. All foreign exchange transactions must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(19)                      Non-Cash Transactions

The Group entered into the following non-cash investing activities:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Considerations payable in connection with acquisition of subsidiaries	85,380	30,000	20,402
Considerations payable in connection with acquisition of an affiliate	17,231	—	—
Payables for addition of office equipment, furniture and fixtures	12,593	9,799	9,666

(20)                          Share-based Compensation

2011 Options

On April 28, 2011, the Company granted options (“2011 Options”) to its directors and employees to purchase 28,400,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a four-year period from 2012 to 2015. The number of options that the grantees are entitled to in each year of 2012 to 2015 will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued employment with the Company (“Award options F”). Accordingly, 30% (“Option F1”), 30% (“Option F2”), 20% (“Option F3”), and 20% (“Option F4”) of the Award options F shall vest on March 31 each of the years 2012 to 2015, respectively. The expiration date of the 2011 Options is March 31, 2017. The 2011 Options have an exercise price of US$0.734 (RMB4.7717) per ordinary share, equal to the price per ordinary share quoted on the Nasdaq Global Select Market at the date of passing the resolutions. There is no intrinsic value of the options as of the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option F1	Option F2	Option F3	Option F4
Weight average assumptions — expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	1.93%	2.27%	2.54%	2.81%
Expected life	3.43 years	3.93 years	4.43 years	4.94 years
Expected volatility	35.54%	34.34%	32.93%	32.49%

For the year ended December 31, 2011, share-based compensation expenses of RMB24,615 were recognized in connection with the 2011 Options. In November 2011, 16,974,600 shares of 2011 Options were cancelled and share-based compensation expenses amounting to RMB22,015, representing the remaining unamortized share-based compensation expenses for these options was recognized and included in the total share-based compensation in connection with the 2011 Options. During 2011, 11,425,400 shares of 2011 Options were forfeited due to the failure of directors and employees to meet performance requirements, plus some employees resigned during the year. No share-based compensation expense related to the forfeited options was recognized.

2010 Options

On February 8, 2010, the Company granted options (“2010 Options”) to its directors and employees to purchase 48,000,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

options shall vest over a four-year period from 2011 to 2014. The number of options that the grantees are entitled to in each year of 2011 to 2014 will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued employment with the Company (“Award options E”). Accordingly, 30% (“Option E1”), 30% (“Option E2”), 20% (“Option E3”) and 20% (“Option E4”) of the Award options E shall vest on March 31 of each of the years 2011 to 2014, respectively. The expiration date of the 2010 Options is March 31, 2016. The 2010 Options have an exercise price of US$0.8395 (RMB5.7308) per ordinary share, equal to the price per ordinary share quoted on the Nasdaq Global Select Market at the date of passing the resolutions. There is no intrinsic value of the options as of the date of grant.  The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option E1	Option E2	Option E3	Option E4
Weight average assumptions — expected dividend yield	1.31%	1.31%	1.31%	1.31%
Risk-free interest rate	2.35%	2.61%	2.82%	3.06%
Expected life	3.64 years	4.14 years	4.64 years	5.14 years
Expected volatility	34.91%	33.7%	32.62%	31.82%

As of December 31, 2011, no 2010 Options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

For the years ended December 31, 2010 and 2011, share-based compensation expenses of RMB16,653 and RMB26,985 was recognized in connection with the 2010 Options, respectively. In November 2011, 27,671,884 shares of 2010 Options were cancelled and share-based compensation expenses amounting to RMB26,150, representing the remaining unamortized share-based compensation expenses for these options was recognized and included in the total share-based compensation in connection with 2010 Options. During 2011, 20,328,116 shares of 2010 Options were forfeited due to the failure of directors and employees to meet performance requirements, plus some employees resigned during the year. No share-based compensation expense related to the forfeited options was recognized.

2009 Options

On March 9, 2009, the Company granted options (“2009 Options”) to its employees to purchase 10,000,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a four-year period, with 30% (“Option D1”), 30% (“Option D2”), 20%  (“Option D3”) and the remaining 20% (“Option D4”) of the options vesting on March 31 of each of the years 2010 to 2013, respectively, subject to the continuous employment of the option grantees and their key performance indicators (“KPI”) results for the years 2009.  The expiration date of the 2009 Options is March 31, 2015. The 2009 Options have an exercise price of US$0.336 (RMB2.2982) per ordinary share, equal to the price per ordinary share quoted on the Nasdaq Global Select Market at the date of passing the resolutions. There is no intrinsic value of the options as of the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option D1	Option D2	Option D3	Option D4
Weight average assumptions — expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.35%	3.51%	3.55%	3.61%
Expected life	3.56 years	4.06 years	4.56 years	5.06 years
Expected volatility	33.0%	31.9%	32.2%	31.2%

As of December 31, 2011, 1,217,680 shares of 2009 Options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

For the years ended December 31, 2009, 2010 and 2011, share-based compensation expenses of RMB1,497,  RMB1,479 and RMB1,469 was recognized in connection with the 2009 Options. During the years ended December 31, 2009, 2010 and 2011, 38,000, 917,330 and 153,480 shares of 2009 Options, respectively, were forfeited due to employee resignations. No share-based compensation expense related to the forfeited options was recognized.

2008 Options

On November 21, 2008, the Company granted options to purchase 32,000,000 ordinary shares of the Company to certain directors and employees (“2008 Options”). Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a four-year period, with 30% (“Option C1”), 30% (“Option C2”), 20%  (“Option C3”) and the remaining 20% (“Option C4”) of the options vesting on March 31 of each of the years 2010 to 2013, respectively, subject to the continuous employment of the option grantees and their key performance indicators KPI results for the years 2009. The expiration date of the 2008 Options is March 31, 2015. The 2008 Options have an exercise price of US$0.278 (RMB1.8967), equal to the fair value of the Company’s share price at the grant date. There is no intrinsic value of the options as of the date of grant.  The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option C1	Option C2	Option C3	Option C4
Weight average assumptions — expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.70%	3.71%	3.93%	4.07%
Expected life	3.86 years	4.36 years	4.86 years	5.36 years
Expected volatility	28.2%	28.9%	28.0%	27.6%

As of December 31, 2011, 2,553,440 shares of 2008 Options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

For the years ended December 31, 2009, 2010 and 2011, share-based compensation expenses of RMB4,269, RMB4,079 and RMB3,934 was recognized in connection with 2008 Options. During the years ended December 31, 2009, 2010 and 2011, 48,000, 529,080 and 84,520 shares of 2008 Options, respectively, were forfeited due to employee resignations.  No share-based compensation expense related to the forfeited options was recognized.

2007 Options

(a) Option A

On February 3, 2007, CISG granted share options (“2007 Option A”) to the Company’s former Chief Financial Officer, Mr. David Tang to purchase 5,473,684 ordinary shares. The options grant represents 0.8% of the issued share capital of CISG on a fully diluted basis upon full exercise of all outstanding options. The options vest over a two-year period, with 40% of the options vesting upon public listing of the Company and 30% on each of the first and second anniversaries of his employment. The 2007 Option A has an exercise price of RMB2.3214 per ordinary share, equal to the fair value of CISG’s share price at the grant date, as determined by using the Black-Scholes option pricing model. The management of the Company determined the value of the Company’s shares as of January 31, 2007, with the assistance of a third party valuation company. There was no intrinsic value of the option as of the date of grant.

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

As of December 31, 2011, 4,000,000 shares of 2007 Option A had been exercised.

(b) Option B

According to Board Resolution dated October 10, 2007, on October 31, 2007, the Company granted options (“2007 Option B”) to its employees to purchase 42,000,000 ordinary shares of the Company. Exercise price is US$0.8 per ordinary share. 40% of the options (“Option B1”) was vested on March 31, 2009, 30% of the options (“Option B2”) on March 31, 2010, and the remaining 30% (“ Option B3”) on March 31, 2011, respectively. The expiration date of the options is March 31, 2014. The management of the Company determined the value of the Company’s shares as of October 30, 2007 to be equal to the IPO price, which resulted in no intrinsic value of the options as of the date of grant.

The assumptions used in determining the fair value of the options were as follows:

	Option B1	Option B2	Option B3
Weight average assumptions — expected dividend yield	0%	0%	0%
Risk-free interest rate	3.81%	3.89%	3.97%
Expected life	3.92 years	4.42 years	4.92 years
Expected volatility	23.07%	23.29%	24.20%

For the years ended December 31, 2009, 2010 and 2011, share-based compensation expenses of RMB1,787, nil and nil was recognized in connection with 2007 Option B, respectively.

In June 2009, 2,360,600 shares of 2007 Option B were cancelled by cash settlement of RMB0.4 per ordinary share and a total of RMB944 was charged in additional paid-in capital. In addition, share-based compensation expenses amounted to RMB1,510 representing the remaining unamortized share-based compensation expenses for these options was recognized and included in the total share-based compensation.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

For the two years ended December 31, 2011, changes in the status of outstanding options were as follows:

	Number of options	Weighted average exercise price in RMB	Aggregate Intrinsic Value RMB
Outstanding as of December 31, 2009	46,566,631	2.0250	224,835
Granted on February 8, 2010	48,000,000	5.7308
Exercised	(5,100,780)	2.1240
Cancelled	—	—
Forfeited	(1,446,410)	2.1513
Outstanding as of December 31, 2010	88,019,441	4.0381	146,782
Granted on April 28, 2011	28,400,000	4.7717
Exercised	(2,670,340)	2.2817
Cancelled	(44,646,484)	5.3662
Forfeited	(31,991,516)	5.3617
Outstanding as of December 31, 2011	37,111,101	1.9872	7,070
Exercisable as of December 31, 2011	21,236,741	1.9906	3,973

As of December 31, 2011, there were a total of 15,874,360 outstanding unvested options. As of December 31, 2011, there was RMB6,607 of total unrecognized compensation cost related to share options granted in 2008 and 2009.

The following table summarizes information about the Company’s share option plans for the years ended December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Weighted-average grant-date fair value per share of options granted	0.7208	1.5770	1.4501
Total intrinsic value of options exercised	—	32,465	9,495
Total fair value of share options vested	—	7,526	7,355

The following table summarizes information about the Company’s stock option plans as of December 31, 2011:

	Options outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted average exercise price in RMB	Options Exercisable
2009 Options	7,673,510	2.25	2.2982	4,274,630
2008 Options	28,784,960	2.26	1.8967	16,309,480
2007 Option A	652,631	5.0	2.3214	652,631
Total	37,111,101			21,236,741

There are no 2010 Options and 2011 Options outstanding as of December 31, 2011.

(21)                          Restricted Net Assets

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. As of December 31, 2010 and 2011, the Company had restricted net assets of RMB1,490,552 and RMB1,661,740, respectively, which were not eligible to be distributed. These amounts were comprised of the registered capital of the Company’s PRC subsidiaries and the statutory reserves disclosed in Note 15.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(22)                          Segment Reporting

During 2011, the Group disposed the Datong segment, which was reclassified to discontinued operations for all periods presented, and operates in three principal operating segments: P&C, Life and Claims Adjusting. Accordingly, the Group has retroactively amended its segment disclosure for 2009 and 2010. Business segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

The principle activities of the three reportable operating segments are as follows:

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

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

The following table shows our operations by business segment for the years ended December 31, 2009, 2010 and 2011. Other includes revenue and expenses not allocated to reportable segments and corporate related items.

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Net revenues
P&C	783,220	821,259	1,032,594	164,063
Life	177,713	235,584	276,402	43,916
Claims Adjusting	140,670	177,094	202,003	32,095
Other	—	—	5,676	902
Total net revenues	1,101,603	1,233,937	1,516,675	240,976
Operating costs and expenses
P&C	(408,643)	(389,266)	(1,626,472)	(258,420)
Life	(158,804)	(194,612)	(245,571)	(39,017)
Claims Adjusting	(121,753)	(156,825)	(243,072)	(38,620)
Other	(67,174)	(98,709)	(150,333)	(23,886)
Total operating costs and expenses	(756,374)	(839,412)	(2,265,448)	(359,943)
Income (loss) from operations
P&C	374,577	431,993	(593,878)	(94,357)
Life	18,909	40,972	30,831	4,899
Claims Adjusting	18,917	20,269	(41,069)	(6,525)
Other	(67,174)	(98,709)	(144,657)	(22,984)
Total income (loss) from operations	345,229	394,525	(748,773)	(118,967)

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Segment assets
P&C	1,876,999	1,367,326	217,246
Life	175,064	200,713	31,890
Claims Adjusting	175,777	108,630	17,260
Datong	282,799	—	—
Other	1,343,817	1,604,327	254,902
Total assets	3,854,456	3,280,996	521,298

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(23)                          Subsequent Events

On March 12, 2012 the Company granted share options to certain of its directors, officers, key employees and sales agents to purchase 96,645,000 ordinary shares of the Company, pursuant to the amended and restated 2007 Share Incentive Plan, at an exercise price of US$0.30 per ordinary share. These options will vest over a five-year period starting from May 31, 2012. As of the date of this announcement, outstanding and exercised stock options have reached 136,874,658, which is the maximum number of ordinary shares reserved for issuance under the 2007 Share Incentive Plan. The Company does not expect to adopt a new share incentive plan before 2014.

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

Balance Sheets

(In thousands, except for shares)

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	109,393	24,776	3,937
Other receivables	2,034	190,216	30,222
Amounts due from subsidiaries	1,539,092	1,337,536	212,513
Total current assets	1,650,519	1,552,528	246,672
Non-current assets:
Investment in subsidiaries	1,436,221	1,224,245	194,513
Total assets	3,086,740	2,776,773	441,185

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables	12,557	5,767	917
Amounts due to subsidiaries	13,199	16,959	2,694
Total liabilities	25,756	22,726	3,611
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 1,002,977,326 and 1,002,541,446 as of December 31, 2010 and 2011, respectively)	7,649	7,646	1,215
Additional paid-in capital	2,261,849	2,272,580	361,077
Retained earnings	874,846	575,472	91,433
Accumulated other comprehensive loss	(83,360)	(101,651)	(16,151)
Total shareholders’ equity	3,060,984	2,754,047	437,574
Total liabilities and shareholders’ equity	3,086,740	2,776,773	441,185

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)

Statements of Operations

(In thousands)

	Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
General and administrative expenses	(18,749)	(26,705)	(70,893)	(11,264)
Interest income	896	450	2,011	320
Equity in earnings (loss) of subsidiaries	318,694	448,563	(230,492)	(36,622)
Net income (loss)	300,841	422,308	(299,374)	(47,566)

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)

Statements of Equity and Comprehensive Income (Loss)

 (In thousands, except for shares)

				(Accumulated	Accumulated
				deficit)	other
	Share Capital		Additional	retained	comprehensive		Comprehensive
	Number of Share	Amounts	Paid-in Capital	earnings	(loss) income	Total	(loss) income
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	912,497,726	7,036	1,666,723	151,699	(73,810)	1,751,648
Net income	—	—	—	300,841	—	300,841	300,841
Foreign currency translation	—	—	—	—	1,268	1,268	1,268
Comprehensive income							302,109
Share-based compensation	—	—	6,609	—	—	6,609
Dividends	—	—	(68,558)	—	—	(68,558)
Balance as of December 31, 2009	912,497,726	7,036	1,604,774	452,540	(72,542)	1,991,808
Net income	—	—	—	422,308	—	422,308	422,308
Foreign currency translation	—	—	—	—	(10,818)	(10,818)	(10,818)
Comprehensive income							411,490
Issuance of ordinary shares upon follow-on offering	92,000,000	623	743,144	—	—	743,767
Exercise of share options	5,100,780	34	10,041	—	—	10,075
Repurchase of ordinary shares	(6,621,180)	(44)	(37,243)	—	—	(37,287)
Share-based compensation	—	—	22,211	—	—	22,211
Dividends	—	—	(80,985)	—	—	(80,985)
Other	—	—	(93)	(2)	—	(95)
Balance as of December 31, 2010	1,002,977,326	7,649	2,261,849	874,846	(83,360)	3,060,984
Net loss	—	—	—	(299,374)	—	(299,374)	(299,374)
Foreign currency translation	—	—	—	—	(18,291)	(18,291)	(18,291)
Comprehensive loss							(317,665)
Comprehensive loss in US$							(50,472)
Exercise of share options	2,670,340	17	5,288	—	—	5,305
Repurchase of ordinary shares	(3,106,220)	(20)	(13,702)	—	—	(13,722)
Share-based compensation	—	—	57,003	—	—	57,003
Other	—	—	(37,858)	—	—	(37,858)
Balance as of December 31, 2011	1,002,541,446	7,646	2,272,580	575,472	(101,651)	2,754,047
Balance as of December 31, 2011 in US$		1,215	361,077	91,433	(16,151)	437,574

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income (loss)	300,841	422,308	(299,374)	(47,566)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in earnings (loss) of subsidiaries	(318,694)	(448,563)	230,492	36,622
Compensation expenses associated with stock options	6,609	22,211	57,003	9,057
Changes in operating assets and liabilities:
Other receivables	(459)	1,023	(188,182)	(29,899)
Other payables	(2,547)	2,527	(6,790)	(1,079)
Net cash used in operating activities	(14,250)	(494)	(206,851)	(32,865)
Cash flows from investing activities
Increase in investment in subsidiaries	(5,653)	(40,143)	(56,374)	(8,957)
Advances (to) from subsidiaries	(198,132)	(518,212)	205,316	32,621
Net cash (used in) generated from investing activities	(203,785)	(558,355)	148,942	23,664
Cash flows from financing activities:
Proceeds from share issuances	—	743,767	—	—
Proceeds on exercise of stock options	—	10,075	5,305	843
Repurchase ordinary shares	—	(37,287)	(13,722)	(2,180)
Dividends paid	(68,558)	(80,985)	—	—
Net cash (used in)generated from financing activities	(68,558)	635,570	(8,417)	(1,337)
Net (decrease) increase in cash and cash equivalents	(286,593)	76,721	(66,326)	(10,538)
Cash and cash equivalents at beginning of year	328,815	43,490	109,393	17,381
Effect of exchange rate changes on cash and cash equivalents	1,268	(10,818)	(18,291)	(2,906)
Cash and cash equivalents at end of year	43,490	109,393	24,776	3,937

CNINSURE INC.

Note to Schedule 1

(In thousands, except for shares)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require  condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2011, RMB1,661,740 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company has been presented for the years ended December 31, 2010 and 2011.

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