Form 20-F
period 2012-12-31
CNINSURE INC.
filed 2013-04-24
CIK 1413855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . .

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

998,861,526 ordinary shares, par value US$0.001 per share as of December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

PART I

Item 1.                       Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                       Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                       Key Information

A.                Selected Financial Data

The following selected consolidated statements of income (loss) data for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of income (loss) data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are not included in this annual report.

On March 25, 2011, we disposed of our 55% equity interest in Datong International Holding Limited and its subsidiaries, or Datong, which were primarily engaged in the distribution of life insurance products. Following the sale of Datong, we present our financial results for the years ended December 2008, 2009, 2010 and 2011 on both a continuing and discontinued basis. Revenues, expenses, assets and liabilities related to Datong for the years ended December 31, 2008, 2009, 2010 and 2011 have been carved out from the audited consolidated financial statements. Profits and losses related to Datong were presented as discontinued operations while profits and losses for the remaining business were presented as continuing operations. In this annual report, our consolidated financial information for 2008 through 2012 refers collectively to our consolidated financial information for the years ended December 31, 2008, 2009, 2010, 2011 and 2012. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except shares, per share and per ADS data)
Consolidated Statement of Income (Loss) Data
Net revenues:
Commissions and fees	841,684	1,100,842	1,233,297	1,510,886	1,580,234	253,645
Other service fees	855	761	640	5,789	5,883	944
Total net revenues	842,539	1,101,603	1,233,937	1,516,675	1,586,117	254,589
Operating costs and expenses:
Commissions and fees	(435,741)	(549,981)	(541,239)	(796,843)	(1,085,809)	(174,285)
Selling expenses	(17,149)	(41,442)	(60,055)	(77,802)	(78,449)	(12,592)
General and administrative expenses(1)	(175,652)	(164,951)	(233,518)	(333,281)	(356,033)	(57,147)
Impairment loss on goodwill and intangible assets	—	—	(4,600)	(1,057,522)	—	—
Total operating costs and expenses	(628,542)	(756,374)	(839,412)	(2,265,448)	(1,520,291)	(244,024)
Income (loss) from operations	213,997	345,229	394,525	(748,773)	65,826	10,565
Other income , net:
Gain on disposal of investment in a subsidiary	525	—	—	—	—	—
Investment income	—	18,905	41,244	—	—	—
Interest income	47,948	33,203	26,771	52,031	90,323	14,498
Finance cost	(95)	(4)	(5)	—	(2,439)	(391)
Others, net	(29)	1,534	351	22,436	6,742	1,082
Changes in fair value of contingent consideration payables	—	(5,946)	—	—	—	—
Income (loss) from continuing operations before income taxes and income of affiliates and discontinued operations	262,346	392,921	462,886	(674,306)	160,452	25,754
Income tax expense	(64,111)	(97,309)	(89,125)	(84,030)	(50,373)	(8,085)
Share of income of affiliates	135	774	12,904	14,246	14,658	2,353
Net income (loss) from continuing operations	198,370	296,386	386,665	(744,090)	124,737	20,022
Net income (loss) from discontinued operations, net of tax	(2,504)	(17,372)	29,665	127,553	—	—
Net income (loss)	195,866	279,014	416,330	(616,537)	124,737	20,022
Less: Net income (loss) attributable to the noncontrolling interests	4,129	(21,827)	(5,978)	(317,163)	(5,773)	(926)
Net income (loss) attributable to the Company’s shareholders	191,737	300,841	422,308	(299,374)	130,510	20,948

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except shares, per share and per ADS data)
Net income (loss) per share:
Basic:
Net income (loss) from continuing operations	0.21	0.33	0.41	(0.43)	0.13	0.02
Net income (loss) from discontinued operations	—	—	0.03	0.13	—	—
Net income (loss)	0.21	0.33	0.44	(0.30)	0.13	0.02
Diluted:
Net income (loss) from continuing operations	0.21	0.32	0.40	(0.43)	0.13	0.02
Net income (loss) from discontinued operations	—	—	0.03	0.13	—	—
Net income (loss)	0.21	0.32	0.43	(0.30)	0.13	0.02

Net income (loss) per ADS:

Basic:
Net income (loss) from continuing operations	4.29	6.61	8.20	(8.51)	2.60	0.42
Net income (loss) from discontinued operations	(0.09)	(0.02)	0.62	2.54	—	—
Net income (loss)	4.20	6.59	8.82	(5.97)	2.60	0.42
Diluted:
Net income (loss) from continuing operations	4.26	6.50	7.93	(8.51)	2.60	0.42
Net income (loss) from discontinued operations	(0.08)	(0.02)	0.60	2.54	—	—
Net income (loss)	4.18	6.48	8.53	(5.97)	2.60	0.42

Shares used in calculating net income (loss) per share:
Basic	912,497,726	912,497,726	958,029,717	1,002,810,673	1,002,308,275	1,002,308,275
Diluted	917,335,390	928,312,312	990,318,528	1,002,810,673	1,005,301,969	1,005,301,969
Dividends declared per share(2)	—	0.075	0.089	—	—	—

(1)

Including share-based compensation expenses of RMB45.7 million, RMB7.6 million, RMB22.2 million, RMB57.0 million and RMB66.9 million (US$10.7 million) for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, respectively;

(2)

A dividend of US$0.22 per ADS was declared on May 21, 2009, payable to our shareholders of record as of the close of business on June 26, 2009. A dividend of US$0.26 per ADS was declared on April 23, 2010, payable to our shareholders of record as of the close of business on May 20, 2010.

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,510,432	1,457,890	1,924,884	2,222,160	2,525,618	405,390
Total current assets	1,876,883	1,727,499	2,302,425	2,898,414	2,993,900	480,554
Total assets	2,046,515	2,545,965	3,854,456	3,280,996	3,400,789	545,865
Total current liabilities	190,222	337,648	288,361	328,309	318,539	51,129
Total liabilities	200,444	359,260	337,393	402,001	392,882	63,062
Noncontrolling interests	94,423	194,897	456,079	124,948	113,527	18,222
Total equity	1,846,071	2,186,705	3,517,063	2,878,995	3,007,907	482,803
Total liabilities and shareholders’ equity	2,046,515	2,545,965	3,854,456	3,280,996	3,400,789	545,865

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect as of December 31, 2012 in The City of New York for cable transfers of RMB, as set forth in H.10 weekly statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 19, 2013, the noon buying rate was RMB6.1772 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	Noon Buying Rate
	(RMB per US$1.00)
Period	Period End	Average(1)	Low	High

2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2348	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 19)	6.1772	6.1927	6.2078	6.1720

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

We have devoted significant efforts to developing our e-commerce business. On January 1, 2012, we launched an insurance comparison website, named Baowang (www.baoxian.com), that allows customers to search, compare and purchase a wide range of insurance products, including automobile insurance, travel insurance, accident insurance and homeowner insurance from various insurance carriers. In October 2012, we launched CNpad, the workstation of our proprietary sales support system, which enables sales agents to complete sales in one client meeting, by using mobile technology to provide comparative quotes and complete the underwriting and payment processes. In the next few years, we intend to continue to devote significant resources to enhancing the technology and content of our insurance comparison website, to building brand awareness and increasing the adoption of CNpad among sales agents in order to enhance their efficiency. However, our efforts to develop our e-commerce business may not be successful or yield the benefits that we anticipate due to our limited experience in the online insurance distribution business. In addition, our expansion may depend on a number of factors, many of which are beyond our control, including but not limited to:

•             the effectiveness of our marketing campaign to build brand recognition among consumers and our ability to attract and retain customers;

•             the acceptance of third-party e-commerce platform as an effective channel for underwriters to distribute their insurance products;

•             the acceptance of CNpad as an effective tool for sales agents;

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

A substantial portion of our sales of property and casualty insurance products and all of our sales of life insurance products are conducted through our individual sales agents, who are not our employees. Some of these sales agents are significantly more productive than others in generating sales. In recent years, some entrepreneurial management staff or senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We refer to these individuals as entrepreneurial agents. An entrepreneurial agent is usually able to assemble and lead a team of sales agents. We have been actively recruiting and will continue to recruit entrepreneurial agents to join our distribution and service network as our sales agents. Entrepreneurial agents have been instrumental to the development of our life insurance business. In addition, we rely entirely on our in-house claims adjustors to provide claims adjusting services. Because claims adjusting requires technical skills, the technical competence of claims adjustors is essential to establishing and maintaining our brand image and relationships with our customers. If we are unable to attract and retain the core group of highly productive sales agents, particularly entrepreneurial agents, and qualified claims adjustors, our business could be materially and adversely affected. Competition for sales personnel and claims adjustors from insurance companies and other insurance intermediaries may also force us to increase the compensation of our sales agents, in-house sales representatives and claims adjustors, which would increase operating costs and reduce our profitability.

Our business and prospects could be materially and adversely affected if we are not able to manage our growth successfully.

We commenced our insurance intermediary business in 1999 and have expanded our operations substantially in recent years. Our distribution and service networks expanded from one company in one province to 40 insurance agencies, two insurance brokerages, three claims adjusting firms, one online insurance service company, one wealth management service company and one automobile service company in 27 provinces as of March 31, 2013. Meanwhile, we have broadened our service offerings from the distribution of only automobile insurance products to cover a wide variety of property and casualty insurance and life insurance products, insurance claims adjusting services, consumer financial services and wealth management products. We anticipate continued growth in the future through multiple means. Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. To manage and support our continued growth, we must continue to improve our operational, administrative, financial and technological systems, procedures and controls, and expand, train and manage our growing employee and agent base. Furthermore, our management will be required to maintain and expand our relationships with insurance companies, other insurance intermediaries, regulators and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to effectively and efficiently manage our expansion could materially and adversely affect our ability to capitalize on new business opportunities, which in turn could have a material adverse effect on our results of operations.

We are in the process of implementing a strategic transformation plan, which if not successful could have a material adverse effect on our business.

In light of the challenges we faced in 2012, we have implemented a strategic transformation plan. As part of this plan, we focused our efforts mainly on the following areas:

•             building an integrated e-commerce platform, including CNpad, our mobile integrated sales support system for sales agents, and Baowang, our comparison website for end-customers;

•             adjusting the growth strategy of our life insurance business by developing the capability to offer comprehensive financial services and products, expanding market presence in major cities and establishing a professional and high-caliber sales team; and

•             improving operational efficiency by simplifying our organizational structure, encouraging the sharing of administrative resources and strengthening cooperation among our various business units.

The success of our strategic transformation may depend on a number of factors, some of which are beyond our control, including but not limited to:

•             our ability to attract and retain elite sales teams to our comprehensive financial services platform;

•             new regulatory developments that may impose additional licensing or other requirements on us;

•             Chinese consumers becoming more sophisticated and accustomed to purchasing insurance policies online;

•             insurance carriers better incorporating technology in order to integrate with our system, as well as their acceptance of third-party e-commerce platforms as an effective product distribution channel;

•             our ability to effectively launch marketing campaigns to promote Baowang, our comparison website, and build brand awareness as the market environment becomes more mature; and

•             the effectiveness of our ability to promote CNpad, our proprietary mobile integrated sales support system, among sales agents, which should enable us, as first mover, to establish a leading market position in this technology.

We have made significant progress toward implementing this strategic transformation plan, such as launching Baowang, our price comparison website in early 2012, introducing CNpad, the workstation of the mobile integrated sales support system in October 2012, and establishing CNinsure Insurance Sales Service Group Company Limited, or the CNinsure Group Company in October 2012. While implementing this plan, we have experienced a slowdown in growth, which may continue for at least the next year or two. Although our strategic transformation plan has progressed in line with our expectations so far and we believe that the transformation plan will reinforce our long-term competitiveness, we cannot guarantee that this plan will be successful over the long-run. If we are unable to identify and overcome challenges during the strategic transformation period, our growth, business prospects and financial performance could be adversely affected.

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

Since our initial public offering in October 2007, we have significantly expanded our operations through a number of acquisitions. We expect some portion of our future growth to come from acquisitions of high-quality independent insurance agencies, brokerages and claims adjusting firms. There is no assurance that we can successfully identify suitable acquisition candidates. Even if we identify suitable candidates, we may not be able to complete an acquisition on terms that are commercially acceptable to us. In addition, we compete with other entities to acquire high-quality independent insurance agencies, brokerages and claims adjusting firms. Our competitors may be able to outbid us for these acquisition targets. If we are unable to complete acquisitions, our growth strategy may be impeded and our earnings or revenue growth may be negatively affected.

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

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the insurance products in which a company specializes, the loss of key clients after the acquisition closes, general economic factors that impact a company in a direct way and the cultural incompatibility of an acquired company’s management team with us. If an acquired company cannot be operated at the same profitability level as our existing operations, the acquisition would have a negative impact on our operating margin. Our inability to successfully integrate an acquired entity or its failure to perform to our expectations may materially and adversely affect our business, prospects, results of operations and financial condition.

If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.

When we acquire a business, a substantial portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the fair value of purchase price and any controlling interest over the net identifiable tangible assets acquired. As of December 31, 2012, goodwill represented RMB78.6 million (US$12.6 million), or 2.6% of our total shareholders’ equity, and other net intangible assets represented RMB42.8 million (US$6.9 million), or 1.4% of our total shareholders’ equity. Our management performs impairment assessment annually, and we recognized an impairment loss of RMB1.1 billion and nil in goodwill and intangible assets in 2011 and 2012, respectively. This impairment loss for 2011 reflected the expected adverse impact of the overall economic uncertainties in China, growth slowdown within the Chinese insurance market and our strategic business transition on our earnings in the next two to three years.

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

For the year ended December 31, 2012, our top five insurance company partners were PICC Property and Casualty Company Limited, or PICC, China Pacific Property Insurance Co., Ltd., or CPIC, Ping An Property & Casualty Insurance Company of China, Ltd., or Ping An, Tianping Automobile Insurance Co., Ltd., or Tian Ping Auto, and Alltrust Property Insurance Company Ltd, or Alltrust Property.  Among them, PICC, CPIC and Ping An each accounted for more than 10% of our total net revenues in 2012, with PICC accounting for 20.9%, CPIC accounting for 13.2%, and Ping An accounting for 11.7% of our total net revenues.  The termination of our contracts with insurance companies that in aggregate account for a significant portion of our business, or changes to material terms of these contracts, could adversely affect our business and operating results.

Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.

We currently operate through affiliated insurance agencies, brokerages and claims adjusting firms located in 27 provinces in China. These companies report their results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of negative business developments such as losses of relationships with insurance companies, regulatory inquiries or any other negative events, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

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

Salesperson and employee misconduct could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:

•                       making misrepresentations when marketing or selling insurance or wealth management products to customers;

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

The wealth management products that we distribute involve various risks and our failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

We started to distribute certain wealth management products in 2012. These products involve various risks, including default risks, interest risks, liquidity risks and other risks. Our success in distributing these products depends, in part, on our successful identification and full appreciation of risks associated with such products. Although we enforce and implement strict risk management policies and procedures, our risk management policies and procedures may not be fully effective in mitigating the risk exposure of our clients in various market environments or against all types of risks. If we fail to identify and disclose the risks associated with the products we distribute to our clients, or fail to disclose such risks to our clients, and as a result our clients suffer financial loss or other damages resulting from their purchase of the wealth management products resulting from our wealth management and product recommendations, our reputation, client relationships, business and prospects will be adversely affected.

Our investments in certain financial products may not yield the benefits we anticipate or incur financial loss, which could adversely affect our cash position.

In order to improve our return on capital, we may from time to time, upon board approval, invest certain portion of our cash in financial products, such as trust products, with terms of one to two years. These products may involve various risks, including default risks, interest risks, and other risks. We cannot guarantee these investments will yield the returns we anticipate and we could suffer financial loss resulting from the purchase of these financial products.

All of our personnel engaging in insurance agency, brokering or claims adjusting activities are required under relevant PRC regulations to have a qualification certificate issued by the CIRC. If these qualification requirements are strictly enforced in the future, our business may be materially and adversely affected.

All of our personnel who engage in insurance agency, brokering and claims adjusting activities are required under relevant PRC regulations to obtain a qualification certificate from the CIRC and a “Qualification Certificate of Insurance Agency Practitioner” from the insurance company or insurance agency to which he or she belongs. See “Item 4. Information on the Company—B. Business Overview—Regulation.” In addition, we understand that the CIRC requires that every individual agent carry the practice certificate and other credentials showing specified information when conducting agency business. Under the relevant PRC regulations, an insurance agency, brokerage or claims adjusting firm that retains unqualified personnel to engage in insurance intermediary activities may be fined up to RMB10,000 per agency. Pursuant to the Measures on the Supervision of Insurance Sales Practitioners, , and the Measures on the Supervision of Insurance Brokerage Practitioners and Insurance Adjustment Practitioners issued by the CIRC in January 2013, the fine may increase up to RMB30,000 per agency. As of March 31, 2013, approximately 87% of our sales professionals had received a qualification certificate. If more local CIRC agencies were to strictly enforce these regulations in the future, and if a substantial portion of our sales force remains unqualified, our business may be adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance professionals to obtain the necessary CIRC qualification certificate. Such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

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

China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry. For example, under the Provisions for the Supervision and Administration of Professional Insurance Agencies and the Provisions for the Supervision and Administration of Insurance Brokerages adopted on September 18, 2009, insurance agencies and brokerage companies are required to increase their guaranty deposit, which generally cannot be withdrawn without the CIRC’s approval, when they open any new branches. Furthermore, pursuant to the 2013 Draft for Comments on Decision on Revising the Provisions for the Supervision and Administration of Professional Insurance Agencies and the Draft for Comments on Decision on Revising the Provisions for the Supervision and Administration of Insurance Brokerage,  the minimum registered capital requirements for insurance agencies and brokeragesmay be further increased substantially. See “Item 4. Information on the Company—B. Business Overview—Regulation.”  Such increase would reduce the amount of cash available for other business purposes. In addition, according to the Insurance Law amended on February 28, 2009, sole-proprietor insurance agencies are now allowed. According to the Opinions on Improving Sales Agent Management System and Opinions on Encouraging and Supporting the Healthy Development of Private Investment issued by the CIRC on September 20, 2010 and June 15, 2012, respectively, insurance companies are encouraged to establish exclusive sales agencies or insurance sales companies and all types of capital, including foreign capital and capital from the private sectors are encouraged to invest in large scale insurance agencies and insurance sales companies. Furthermore, the CIRC promulgated the Circular on Supporting the Specialized Operation of Automobile Companies’ Insurance Intermediary Business which encouraged automobile companies to establish insurance agencies or insurance brokerage companies, or to outsource their insurance business to professional insurance agencies or brokerage companies. These changes may lead to greater competition among insurance agencies. Such development of regulations could materially and adversely affect our business and results of operations.

We have conducted some of our business through four of our subsidiaries that do not possess insurance agency or brokerage licenses.

Four of our subsidiaries run our operating platform and maintain our customer database. One of them has provided information about potential customers to insurance companies, which paid fees to these subsidiaries if these customers purchased insurance policies. Our PRC counsel, Global Law Office, has informed us that in its opinion, the provision of customer information to and the collection of fees from insurance companies by our subsidiaries comply with existing PRC laws and regulations. We cannot assure you, however, that the relevant PRC regulatory authorities will not take a view contrary to ours or that of our PRC counsel. If the CIRC clarifies existing regulations on insurance agencies and brokerages or adopts new regulations that classify the provision of customer information to insurance companies as a form of insurance agency or brokerage services, our subsidiaries may be deemed to have engaged in insurance agency or brokerage services without proper licenses and as a result, we may be subject to administrative penalties, which may have a material adverse effect on our results of operations.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under U.S. securities laws. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission or the SEC, every public company is required to include a management report on the company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. These requirements first applied to our annual report on Form 20-F for the fiscal year ended on December 31, 2008.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2012. See “Item 15. Controls and Procedures.” However, there is no assurance that we will be able to maintain effective internal controls over financial reporting in the future. If we fail to do so, we may not be able to produce reliable financial reports and prevent fraud. Moreover, if we are not able to conclude that we have effective internal controls over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

We have been expanding into new business areas to leverage our existing sales network, customer resources and operating platform so as to better serve our customers’ needs for insurance protection, financing and wealth management. For example, in October 2009, we acquired 20.6% equity interest in Sincere Fame International Limited, or Sincere Fame, which owns 100% of the equity interest in China Financial Services Group Limited, or CFSG, a consumer financial services provider. This investment marked our expansion into the consumer financial services sector. In November 2010 and March 2012, we formed two joint ventures, CNinsure Puyi Investment Management Co., Ltd., or Puyi Investment, and CNinsure Puyi Asset Management Co., Ltd., or Puyi Asset Management, in which we beneficially own 19.5% and 63.8% equity interests, respectively. See “Item 4. Information on the Company—A. History and Development of the Company—Principal Transactions—Acquisiton of Jintaiping” for information on the restructuring of Puyi Investment. Puyi Investment is a financing platform for mutual funds and trust companies while Puyi Asset Management is primarily engaged in the distribution of wealth management products. We plan to continue our expansion in these areas. However, our efforts to develop these new businesses may not be successful or yield the benefits that we anticipate due to our limited experience in distributing non-insurance related financial services and products. In addition, our expansion may subject us to risks associated with operating in the consumer financial services and wealth management sectors in China, including but not limited to, changes in monetary or industry policies and other economic measures that may affect our cooperation with financial institutions and their product supply, as well as competition from other consumer credit brokerage companies and other financial services companies that offer wealth management products. Currently, changes in regulations for the consumer credit brokerage and wealth management sectors may impose burdensome approval, licensing or other requirements on CFSG and its affiliated subsidiaries, Puyi Asset Management and Puyi Investment. Any failure to successfully identify, execute and integrate acquisitions, investments, joint ventures and alliances as part of our expansion into the consumer financial services sector may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large number of transactions across different markets and products at a time when transaction processes have become increasingly complex and the volume of such transactions is growing rapidly. The proper functioning of our financial control, accounting, customer database, customer service and other data processing systems, together with the communication systems of our various subsidiaries and consolidated affiliated entities and our main offices in Guangzhou, is critical to our business and our ability to compete effectively. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

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

Our business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome, or SARS, another health epidemic, severe weather conditions or other catastrophes. In April 2009, influenza A (H1N1), a new strain of flu virus commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In January and February 2008, a series of severe winter storms afflicted extensive damages and significantly disrupted people’s lives in large portions of southern and central China. In May 2008, an earthquake measuring 8.0 on the Richter scale hit Sichuan Province in southwestern China, causing huge casualties and property damages. In February 2013, H7N9 Avian influenza was first discovered in Shanghai, China and quickly widened its geographical spread in China. Because our business operations rely heavily on the efforts of individual sales agents, in-house sales representatives and claims adjustors, any prolonged recurrence of avian flu or SARS, or the occurrence of other adverse public health developments such as influenza A (H1N1), severe weather conditions such as the massive snow storms in January and February 2008 and other catastrophes such as the Sichuan earthquake may significantly disrupt our staffing and otherwise reduce the activity level of our work force, thus causing a material and adverse effect on our business operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating part of our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Historically, PRC laws and regulations have placed certain restrictions on foreign investment in and ownership of insurance intermediary companies. In recent years, there have been some rules and regulations that favor foreign investment in the insurance intermediary sector in China. For instance, under the Closer Economic Partnership Arrangement, or CEPA, Supplement IV signed in July 2007 and CEPA Supplement VIII signed on December 13, 2011 between the PRC Ministry of Commerce and the governments of Hong Kong and Macao Special Administrative Region, local insurance agencies in Hong Kong and Macao are allowed to set up wholly-owned insurance agency companies in Guangdong Province if they meet certain threshold requirements. On December 26, 2007, the CIRC issued an Announcement on the Establishment of Wholly-owned Insurance Agencies in Mainland China by Hong Kong and Macao Insurance Agencies, which sets forth specific qualification criteria for implementation purposes. On August 26, 2010, the CIRC released a Circular on the Cancellation of the Fifth Batch of Administrative Approval Items, pursuant to which foreign ownership in a professional insurance intermediary in excess of 25% only requires a filing to be made with the relevant authorities and no longer requires prior approval. Accordingly, we have commenced a restructuring of our Company which has resulted in us obtaining direct controlling ownership in a majority of our affiliated insurance intermediary companies as of March 31, 2013. We are currently proceeding with the restructuring. See “Item 4. Information on the Company—C. Organizational Structure.”

However, there remains uncertainty regarding the interpretation and implementation of the relevant regulations and the timing of the restructuring process. In addition, restrictions by PRC laws and regulations on foreign investments in and ownership of internet businesses still exists. Therefore, we conduct part of our operations in China through contractual arrangements among our PRC subsidiaries and consolidated affiliated entities (namely Sichuan Yihe Investment Co., Ltd., or Yihe Investment, and Shenzhen Xinbao Investment Management Co., Ltd., or Xinbao Investment, and their subsidiaries). The subsidiaries of our consolidated affiliated entities hold the licenses and permits necessary to conduct our insurance intermediary business in China.

Our contractual arrangements with Yihe Investment, Xinbao Investment and their shareholders and subsidiaries enable us to:

•                       exercise effective control over Yihe Investment, Xinbao Investment and their subsidiaries;

•                       have an exclusive option to purchase part of the equity interests in each of Yihe Investment, Xinbao Investment and their subsidiaries when and to the extent permitted by PRC law; and/or

•                       receive a substantial portion of the economic benefits of Yihe Investment, Xinbao Investment and their subsidiaries in consideration for the services provided by our wholly-owned subsidiaries in China.

Because of these contractual arrangements, we are the primary beneficiary of Yihe Investment, Xinbao Investment and their subsidiaries and have consolidated them into our consolidated financial statements. If we, our PRC subsidiaries and consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the CIRC, will have broad discretion in dealing with such violations, including:

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

We rely on contractual arrangements with Yihe Investment, Xinbao Investment and their subsidiaries and shareholders to conduct part of our China operations, which may not be as effective in providing operational control as direct ownership.

Although we have obtained ownership in CNinsure Group Company and its subsidiaries, the organizational restructuring is still an ongoing process and we have relied principally and expect to continue to rely on contractual arrangements with our PRC consolidated affiliated entities, Yihe Investment, Xinbao Investment and their subsidiaries and individual shareholders to operate part of our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective in providing us with control over Yihe Investment and Xinbao Investment and their subsidiaries as direct ownership.

If we had direct controlling ownership of Yihe Investment, Xinbao Investment and their subsidiaries, we would be able to exercise our rights as a controlling shareholder to effect changes in the board of directors of Yihe Investment, Xinbao Investment and their subsidiaries, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if Yihe Investment, Xinbao Investment or any of their subsidiaries and shareholders fails to perform its or his obligations under these contractual arrangements, we may have to incur substantial costs and other resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Yihe Investment and Xinbao Investment were to refuse to transfer their equity interest in Yihe Investment and Xinbao Investment to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations.

All of our contractual arrangements with Yihe Investment, Xinbao Investment and their subsidiaries and individual shareholders are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected.

The individual shareholders of Meidiya Investment, Yihe Investment and Xinbao Investment may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

As of March 31, 2013, two individual shareholders, Mr. Qiuping Lai and Mr. Peng Ge, collectively held 10% of the equity interest in Meidiya Investment Co., Ltd., or Meidiya Investment, and 80% in Yihe Investment, respectively, and two individual shareholders, Mr. Chunlin Wang and Mr. Yuan Tian, collectively held 100% of the equity interest in Xinbao Investment. Conflicts of interest may arise between the dual roles of Mr. Qiuping Lai, Mr. Peng Ge, Mr. Chunlin Wang and Mr. Yuan Tian as a shareholder of our consolidated affiliated entities and as an executive officer of our company. We do not have existing arrangements to address these potential conflicts of interest and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor.

Contractual arrangements we have entered into with the subsidiaries of Yihe Investment and Xinbao Investment may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our subsidiaries and the subsidiaries of Yihe Investment and Xinbao Investment are not on an arm’s-length basis and adjust the income of the subsidiaries of Yihe Investment and Xinbao Investment in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the subsidiaries of Yihe Investment and Xinbao Investment, which could in turn increase their respective tax liabilities. Moreover, the PRC tax authorities may impose penalties on our consolidated affiliated entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected by the occurrence of any of the foregoing.

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

Any loans we make to any of our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (formerly known as Haidileji Enterprise Image Planning (Shenzhen) Co., Ltd.), or Zhonglian Enterprise, and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (formerly known as Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.), or Xinlian Information, and Ying Si Kang Information Technology (Shenzhen) Co., Ltd., or Ying Si Kang Information, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK$300 million (US$38.7 million) in foreign debts as of March 31, 2013. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

Any loans we make to any of our indirectly-held PRC subsidiaries (those PRC subsidiaries which we hold indirectly through Zhonglian Enterprise, Xinlian Information and Ying Si Kang Information) or to any of our PRC consolidated affiliated entities, all of which are treated as PRC domestic companies rather than foreign-invested enterprises under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, medium- and long-term international commercial loans to PRC domestic companies are subject to approval by the National Development and Reform Commission. Short-term international commercial loans to PRC domestic companies are subject to the balance control system effected by the SAFE. Due to the above restrictions, we are not likely to make loans to any of our indirectly-held PRC subsidiaries or to any of our PRC consolidated affiliated entities.

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

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as our subsidiaries Zhonglian Enterprise and Xinlian Information, were exempt from PRC withholding tax. We have also been advised by our PRC counsel, Global Law Offices, that pursuant to the EIT Law and the Implementation Rules, however, dividends payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary Inscom HK Limited, in which we indirectly hold a 65.1% equity interest, may be subject to a withholding tax at a rate of 5%. The British Virgin Islands, where our wholly-owned subsidiary and the 100% shareholder of Zhonglian Enterprise and Xinlian Information is incorporated, does not have such a tax treaty with China. Under the EIT Law and the Implementation Rules, if we are regarded as a resident enterprise, the dividends we receive from our PRC subsidiaries will be exempt from the EIT. If, however, we are not regarded as a resident enterprise, our PRC subsidiaries will be required to pay a 5% or 10% withholding tax, as the case may be, for any dividends they pay to us. As a result, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, could be materially reduced.

Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.

We have been advised by our PRC counsel, Global Law Office, that because there remains uncertainty regarding the interpretation and implementation of the EIT Law and its Implementation Rules, it is uncertain whether any dividends to be distributed by us, if we are regarded as a PRC resident enterprise, to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC corporate shareholders and ADS holders, or if gains on the disposition of our shares or ADSs are subject to the PRC EIT, your investment in our ADSs or ordinary shares may be materially and adversely affected.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our subsidiaries in China and service, license and other fees paid to our subsidiaries by our consolidated affiliated entities for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. In addition, each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of its board. These reserves are not distributable as cash dividends. As of December 31, 2012, the total retained earnings of our PRC subsidiaries available for dividend distributions were RMB1.8 billion (US$281.5 million). Furthermore, if our subsidiaries and consolidated affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and consolidated affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

On October 21, 2005, the SAFE issued a Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China, referred to in the notice as an “offshore special purpose company,” for the purpose of raising capital backed by assets or equities of PRC companies. PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Foreign Exchange Registration of Offshore Investment by PRC Residents.”

We have requested our beneficial owners who to our knowledge are PRC residents to make the necessary applications, filings and amendments as required under SAFE Circular 75 and other related rules. We attempt to comply, and attempt to ensure that our beneficial owners who are subject to these rules comply with the relevant requirements. However, we cannot assure you that all of our beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 75 or other related rules. The failure of these beneficial owners to timely amend their SAFE registrations pursuant to SAFE Circular 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 75 may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has caused the value of the RMB to appreciate by more than 24% against the value of the U.S. dollar in the last seven years. However, under the current global financial and economic conditions, it is impossible to predict with any certainty how the RMB will move vis-à-vis the U.S. dollar in the near future.

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

The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in October 2007 under a PRC regulation adopted in August 2006. Based on the advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. Any requirement to obtain prior CSRC approval and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

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

At the time of our initial public offering in October 2007, while the application of the new regulations remained unclear, our then PRC counsel, Commerce & Finance Law Offices, advised us that, based on their understanding of the PRC laws and regulations effective at that time as well as the procedures announced on September 21, 2006:

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

Our PRC counsel, Global Law Office, fundamentally identifies with the advice on the application of the new regulations given by our then PRC counsel, Commerce & Finance Law Offices at the time of our initial public offering. Based on advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. We, however, cannot assure you that the relevant PRC government agencies, including the CSRC, would have reached the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agencies subsequently determine that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. On September 18, 2008, the State Council adopted the implementing rules for the Labor Contract Law, which became effective upon adoption. On December 28, 2012, the Standing Committee of the National People’s Congress of China promulgated the Decision on Revising the Labor Contract Law, which will become effective on July 1, 2013. The Labor Contract Law and its implementing rules together with the aforesaid revising decision impose and will impose greater liabilities on employers and significantly affect the cost of an employer’s decision to reduce its workforce. In the event that we decide to significantly reduce our workforce, the Labor Contract Law and its implementing rules together with the aforesaid revising decision could adversely affect our ability to effect these changes cost-effectively or in the manner we desire, which could lead to a negative impact on our business and results of operations.

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

As of March 31, 2013, our executive officers, directors and principal shareholders beneficially owned approximately 62.8% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other noncontrolling shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2012 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, because Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action specific to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

The audit report included in this annual report is prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

As an auditor of companies that are publicly traded in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, Deloitte Touche Tohmatsu is required by the laws in the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and the professional standards of the PCAOB. However, because we have substantial operations within the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor is not currently inspected fully by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, shareholders may be deprived of the benefits of PCAOB inspections, and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of five global accounting firms, including our independent registered public accounting firm. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, at the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our independent registered public accounting firm or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations will find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs

Our articles of association contain provisions limiting the ability of others to acquire control of our company or cause us to enter into change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

We were a passive foreign investment company for the taxable year ended December 31, 2012, which could result in adverse United States federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2012. In addition, it is likely that one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2012, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares.  See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Item 4.                       Information on the Company

A.                History and Development of the Company

Our founders, Mr. Yinan Hu and Mr. Qiuping Lai, formed two PRC companies, Guangzhou Nanyun Car Rental Services Co., Ltd. and Guangdong Nanfeng Automobile Association Co., Ltd., initially to provide automobile-related services, such as car rental and emergency services. In 1999, we began distributing automobile insurance products and automobile loans on an ancillary basis. In 2001, our founders transferred their interests in the two PRC companies to China United Financial Services Holdings Limited (then known as China Automobile Association Holdings Limited), or China United Financial Services, a British Virgin Islands company, as part of a series of transactions in which Cathay Capital Group, a private equity group, made an investment in China United Financial Services by subscribing for 40% of the equity interests.

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

In December 2005, an entity affiliated with CDH Growth Capital Holdings Company Limited, or CDH Growth Capital Holdings, a private equity firm, subscribed for approximately 26.4% of the equity interests in CISG Holdings. Through CDH China Holdings Management Company Limited, we commenced our life insurance business by acquiring controlling interests in three insurance agencies in Sichuan, Hebei and Fujian and further expanded our operations by establishing four insurance agencies in Shandong, Hunan, Shenzhen and Shanghai in 2006. We established one insurance agency in Fujian and one insurance brokerage in Guangdong in early 2007.

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

From the completion of our initial public offering to March 31, 2013, we further expanded our service offerings to include claims adjusting services, certain consumer financial products and services and wealth management services, and extended our distribution and service network both organically and through acquisitions. As of March 31, 2013 we, through our PRC subsidiaries and our consolidated affiliated entities, directly or indirectly, owned majority interests of 40 agencies, two brokerage companies, three claims adjusting firms, one online insurance service company, one automobile service company and one wealth management service company in the PRC. We also own a 20.6% equity interest in a consumer financial services company and a 19.5% equity interest in another wealth management service company.

See “C. Organizational Structure” for more information on our corporate structure changes.

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

Principal Transactions

Acquisitions of Additional Equity Interests of Subsidiaries or Affiliates

In November 2012, we acquired an additional 30% equity interest of Jiangmen Fanhua Zhicheng Insurance Agency Co., Ltd., or Jiangmen Zhicheng, for a total consideration of RMB11.0 million (US$1.8 million), increasing our shareholdings in Fanhua Zhicheng to 100% from the 70% we previously held.

In November 2012, we acquired an additional 30% equity interest of Fujian Fanhua Guoxin Insurance Agency Co., Ltd., or Fujian Guoxin, for a consideration of RMB6.0 million (US$1.0 million). The remaining 70% equity interest of Fujian Guoxin was directly held by Xinbao Investmen in which we beneficially own 65.1% equity interests. Upon completion of the acquisition, our shareholdings in Fujian Guoxin were increased to 75.6% from the 45.6% we previously beneficially owned.

In November 2012, we acquired an additional 49% equity interest of Hangzhou Fanhua Zhixin Insurance Agency Co., Ltd., or Hangzhou Zhixin, for a consideration of RMB25.0 million  (US$4.0 million). The remaining 51% equity interest of Hangzhou Zhixin was directly held by Xinbao Investmen in which we beneficially own 65.1% equity interests. Upon completion of the acquisition, our shareholdings in Hangzhou Zhixin were increased to 82.2% from the 33.2% we previously beneficially owned.

In December 2012, we acquired an additional 10% equity interest of Shandong Fanhua Xintai Insurance Insurance Agency Co., Ltd, or Shandong Fanhua Xintai, for a total consideration of RMB12.5 million  (US$2.0 million), increasing our shareholdings in Shandong Fanhua Xintai to 100% from the 90% we previously held.

In December 2012, we acquired an additional 5% equity interest of Shijiazhuang Fanhua Anxin Investment Co., Ltd., or Shijiazhuang Anxin, for a total consideration of RMB5.5 million (US$0.9 million), increasing our shareholdings in Shijiazhuang Anxin to 100% from the 95% we previously held.

In December 2012, we acquired an additional 30% equity interest of Sichuan Fanhua Xintai Insurance Co., Ltd., or Sichuan Fanhua Xintai, for a total consideration of RMB10.0 million  (US$1.6 million), increasing our shareholdings in Sichuan Fanhua Xintai to 100% from the 70% we previously held.

Acquisiton of Jintaiping

In June 2012, Shenzhen Fanhua Nanfeng Investment Holding Co., Ltd., or Nanfeng Investment, currently known as CNinsure Group Company, transferred the 19.5% equity interest in Puyi Investment it then owned to Yihe Investment. Subsequently, in October 2012, Yihe Investment sold its 19.5% equity interest in Puyi Investment to Guangdong Jintaiping Asset Management Service Co., Ltd., or Jintaiping, increasing Jintaiping’s shareholdings in Puyi Investment to 100% from the 80.5% it previously owned. In November 2012, Yihe Investment acquired a 19.5% equity interest in Jintaiping. As a result of these transactions, we own a 19.5% equity interest in Jintaiping, which owns all of the equity interests in Puyi Investment. Puyi Investment was renamed Fanhua Puyi Fund Sales Co., Ltd., after obtaining the license to distribute mutual funds in March 2013.

B.                Business Overview

We are a leading independent insurance intermediary company operating in China. With 47,312 sales professionals, 1,258 claims adjustors and 481 sales and service outlets operating in 27 provinces as of March 31, 2013, our distribution and service network reaches some of the most economically developed regions and affluent cities in China, such as Beijing, Shanghai, Guangzhou and Shenzhen.

As an insurance intermediary company, we do not assume underwriting risks. Instead, we distribute to customers in China a wide variety of property, casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China and provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations. We primarily distribute insurance products to customers through our sales agents. We also operate an insurance comparison website which allows customers to directly compare and purchase insurance products online. We are compensated for our insurance distribution and claim adjusting services primarily by commissions and fees paid by insurance companies, typically based on a percentage of the premium paid by the insured or a percentage of the amount recovered from insurance companies. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. Furthermore, we distribute to high-net worth individuals certain wealth management products which are primarily fixed income products. We are compensated by commissions and fees paid by wealth management product providers, calculated based on the value of wealth management products we distribute.

We also provide certain insurance-related value-added services, such as 24-hour emergency services in select cities and assistance with claim settlement, to our customers—individuals and institutions that purchase insurance products through us.

As of March 31, 2013, we had one affiliated online insurance service company, one wealth management service company, one automobile service company and 45 affiliated insurance intermediary companies in the PRC, of which 40 are insurance agencies including three with national operating licenses, two are insurance brokerages and three are insurance adjusting firms. We also own 20.6% of the equity interests in a consumer financial service company and 19.5% of the equity interest in another wealth management service company.

The professional insurance intermediary sector in China is highly fragmented. We believe this offers substantial opportunities for further growth and consolidation. We intend to take advantage of these opportunities to increase our market share by aggressively expanding our distribution network through selective acquisitions and recruitment of experienced and entrepreneurial sales agents, developing our e-commerce insurance platform and broadening our product portfolio.

Strategic Transformation Plan

In view of the challenges and market opportunities lying ahead as China’s insurance industry undergoes structural changes, we began implementing a strategic transformation plan in 2011 to strengthen our long-term competitiveness and focus on the factors that will drive sustainable growth. The plan aims to transform CNinsure from a labor-driven company into a brand-powered and technology-driven company and to achieve quality growth instead of quantity growth in the long run. As part of this plan, we have focused our efforts on:

•          building a customer-centric integrated e-commerce platform, including Baowang (www.baoxian.com), our insurance comparison website, and CNpad, our proprietary mobile sales support system;

•          adjusting the growth strategy of our life insurance business by developing the capability to offer comprehensive financial services and products, expanding market presence in major cities and establishing a professional and high-caliber sales team; and

•          improving operational efficiency by simplifying our organizational structure, encouraging the sharing of administrative resources and strengthening cooperation among our various business units.

We have made significant progress toward implementing this strategic transformation plan, such as launching Baowang, our price comparison website in early 2012, introducing CNpad, a workstation of the mobile integrated sales support system in October 2012, and establishing CNinsure Group Company in October 2012. While implementing this plan, we have experienced a slowdown in growth, which may continue for at least the next year or two, but we believe that our strategic transformation plan will allow us to be successful over the long-term.

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

Property and Casualty Insurance Products

Our main property and casualty insurance product is automobile insurance. In addition, we also offer individual accident insurance, commercial property insurance, and construction insurance products. Total net revenues from property and casualty insurance products accounted for 68.7% of our total net revenue in 2012. The property and casualty insurance products we distribute can be further classified into the following categories:

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

The property and casualty insurance products we distributed in 2012 were primarily underwritten by PICC, CPIC, Ping An, Tian Ping Auto and Alltrust Property.

Life Insurance Products

The life insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below. Total net revenues from life insurance products accounted for 17.2% of our total net revenues in 2012.

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

In addition to the periodic premium payment schedules described above, most of the individual life insurance products we distribute also allow the insured to choose to make a single, lump-sum premium payment at the beginning of the policy term. If a periodic payment schedule is adopted by the insured, a life insurance policy can generate periodic payment of fixed premiums to the insurance company for a specified period of time. This means that once we sell a life insurance policy with a periodic premium payment schedule, we will be able to derive commission and fee income from that policy for an extended period of time, sometimes up to 25 years. Because of this attractive feature and the expected sustained growth of life insurance sales in China, we have focused significant resources since 2006 on developing our capability to distribute individual life insurance products with periodic payment schedules. We expect that sales of life insurance products will become an important source of our revenue in the next several years. The life insurance products we distributed in 2012 were primarily underwritten by AVIVA-COFCO Life Insurance Co., Ltd., Great Wall Life Insurance Co., Ltd., Sinatay Life Insurance Co., Ltd., Sino Life Insurance Co., Ltd., and AEGON-CNOOC Life Insurance Co., Ltd.

In addition, we also distribute certain wealth management products to individuals through Puyi Asset Management in which we hold a 63.8% equity interest. Service fees generated from the distribution of these products are recorded as net revenues from life insurance products.

Insurance Claims Adjusting Services

In 2012, total net revenues from claims adjusting services accounted for 13.7%, of our total net revenue. We offer the following insurance claims adjusting services:

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

We are compensated primarily by insurance companies for our claims adjusting services, which we provide on behalf of insurance companies. The fees we receive are calculated based on the types of insurance involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For automobile insurance, our fees are generally fixed and the amounts collected are based on the types of services provided. We primarily provided claims adjusting services to Ping An, PICC, CPIC, and Huatai Property Insurance Co., Ltd. and Sunshine Property & Casualty Insurance Co., Ltd. in 2012.

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

Other Services

In 2012, other services contributed 0.4% of our total net revenue, which mainly represented service fees derived from the provision of IT services provided to a subsidiary of CFSG.

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

Scalable Unified Operating Platform

In accordance with our growth strategy, we have made significant efforts to expand and upgrade our unified operating platform since our initial public offering. We expect that our upgraded operating platform will make selling easier for sales agents, facilitate standardized business and financial management, enhance risk control and increase operational efficiency. Since January 1, 2010, we have successfully implemented the following components of our operating platform in our company:

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

•                       a nationwide IT network and data center to support front-office operations; and

•                       an e-commerce platform.

In October 2012, we launched CNpad, the workstation of our proprietary mobile integrated sales support system. CNpad, a web-based tablet with build-in applications, enables our sales agents to help their clients to compare automobile insurance policies from different insurance carriers across price, services and policy benefits and to apply for and complete the purchase of the policy that best suites their clients’ needs anywhere and anytime. CNpad also provides our sales agents a wide range of operation and after sales support tools, such as order status tracking, commission account lookup, image management, customer relationship management and point redemption webshop. We believe that CNpad will enable our sales agents to manage their business more efficiently and to market products to customers more effectively.

In addition, we have been refining our Business Operation Support System, which facilitates sales support to our agents with various functions such as e-sales solutions, product portfolio proposals, product centers, automobile insurance premium calculation and call centers. We have also initiated a module for data transmission with insurance companies. We have developed and refined this platform through more than ten years of operations and believe that it is difficult for our competitors, particularly new market entrants, to reproduce a similar platform without substantial financial resources, time and operating experience. Because the various systems, policies and procedures of our operating platform can be rolled out quickly as we enter new regions or make acquisitions, we believe that we can expand our distribution network rapidly and efficiently while maintaining the quality of our services.

Seasonality

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Seasonality.”

Distribution and Service Network and Marketing

We have a distribution and service network that, as of March 31, 2013, consisted of 40 insurance agencies, two insurance brokerages, three claims adjusting firms, one online insurance service company, one automobile service company and one wealth management service company, with 481 sales and service outlets, 47,184 registered sales agents, 128 in-house sales representatives, 1,258 in-house claims adjustors and 15 financial advisors. Our distribution and service network covers 27 provinces and reaches some of the most economically developed regions and wealthiest cities in China, such as Beijing, Shanghai, Guangzhou and Shenzhen.

The following table sets forth additional information concerning our distribution and service network as of March 31, 2013, broken down by provinces:

Province	Number of Sales and Service Outlets	Number of In-house Sales Representatives	Number of Sales Agents	Number of In-house Adjustors
Hebei	69	—	8,815	82
Shandong	27	—	8,447	10
Beijing	24	6	6,559	79
Guangdong	101	113	6,231	445
Henan	10	—	3,802	7
Hunan	16	—	3,224	32
Sichuan	61	—	2,889	80
Fujian	33	—	2,461	11
Liaoning	33	—	2,169	49
Hubei	16	—	896	37
Zhejiang	27	9	648	46
Shanghai	17	—	347	128
Tianjin	6	—	319	31
Jiangxi	10	—	268	35
Jiangsu	10	—	109	51
Jilin	3	—	—	16
Guizhou	3	—	—	17
Yunan	3	—	—	26
Hainan	2	—	—	4
Shaanxi	2	—	—	23
Chongqin	2	—	—	16
Anhui	1	—	—	8
Gansu	1	—	—	5
Guangxi	1	—	—	6
Inner Mongolia	1	—	—	5
Shanxi	1	—	—	6
Xinjiang	1	—	—	3
Total	481	128	47,184	1,258

We market and sell property and casualty insurance products directly to targeted customers through both sales agents, who are not our employees, and our in-house sales representatives. For the marketing and sale of life insurance products, we rely exclusively on sales agents. We market and sell insurance claims adjusting services primarily to insurance companies through our professional claims adjustors by bidding for claims adjusting business contracts.

Customers

We sell automobile insurance, individual accident insurance and homeowner insurance products primarily to individual customers. We sell commercial property insurance, cargo insurance, hull insurance, liability insurance and construction insurance products to institutional customers. Customers for the life insurance products we distribute are primarily individuals under 50 years of age. For the year ended December 31, 2012, no single customer accounted for more than 3% of our net revenues.

Since our establishment in 1998, we have been building a database of more than one million individuals, who originally were members of our automobile association. Using information contained in this database, our sales agents contact potential customers with our target demographics on a regular basis. In 2012, we had approximately 2.0 million customers, 1.6 million of whom bought our property and casualty insurance products and 388,000 of whom bought our life insurance products. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referrals and cross-selling opportunities.

We offer insurance adjusting services primarily to insurance companies and, to a lesser extent, to insureds.

Insurance Company Partners

As of March 31, 2013, we had established business relationships with 82 insurance companies and one reinsurance company in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Historically, we have entered into and maintained business relationships with insurance companies at the local level. That is, our insurance agencies, brokerages and claims adjusting firms enter into contracts with different local branches of an insurance company that are located within their respective regions. The termination of a business relationship between one of our insurance agencies, brokerages or claims adjusting firms and a local branch of an insurance company generally would have no significant impact on the business relationships between our other insurance agencies, brokerages and claims adjusting firms and the other branches of the same insurance company. Since 2007, we have also sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of our various affiliated insurance agencies and brokerages located in different parts of the country. As of March 31, 2013, we had outstanding contracts with 16 life insurance companies and 14 property and casualty insurance companies at the corporate headquarters level for the distribution of insurance products and outsourcing of claims adjusting services.

In 2012, our top five insurance company partners, after aggregating the business conducted between our insurance agencies and brokerages and the various local branches of the insurance companies, were PICC, CPIC, Ping An, and Tian Ping Auto and Alltrust Property. Among them, PICC, CPIC and Ping An each accounted for more than 10% of our total net revenues from commissions and fees in 2012, with PICC accounting for 20.9%, CPIC accounting for 13.2% and Ping An accounting for 11.7%.

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:

•                       Professional insurance intermediaries. The professional insurance intermediary sector in China is highly fragmented, accounting for only 6.3% of and 6.5% of the total insurance premiums generated in China in 2011 and 2012, respectively. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion, such as HuaKang Financial Service Inc. We believe that we can compete effectively with these insurance intermediary companies because we have a longer operational history and over the years have assembled a strong and stable team of managers and sales professionals and built a unified operating platform. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

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

We compete primarily with the other major claims adjusting firms in China, particularly Min Tai’an Insurance Surveyors & Loss Adjusters Co., Ltd., or Min Tai’an. We believe that we can compete effectively with Min Tai’an and other major insurance claims adjusting firms because we offer our customers a diversified range of claims adjusting services covering property insurance, automobile insurance and marine and cargo insurance and are able to leverage the business relationships we have developed with insurance companies through the distribution of property and casualty insurance products.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of March 31, 2013, we had eleven registered trademarks in China, including our corporate logo. Our main website is www.cninsure.net. Our insurance comparison website is located at www.baoxian.com.

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

Regulation of Insurance Agencies

The principal regulation governing insurance agencies is the Provisions on the Supervision of Professional Insurance Agencies promulgated by the CIRC on September 18, 2009 and effective on October 1, 2009, which replaced the Provisions on the Administration of Insurance Agencies issued by the CIRC on December 1, 2004 and effective on January 1, 2005. According to the regulation, the establishment of an insurance agency is subject to minimum registered capital requirement and other requirements and to the approval of the CIRC. The term “insurance agency” refers to an entity that meets the qualification requirements specified by the CIRC, has obtained the license to conduct an insurance agency business with the approval of the CIRC, engages in the insurance business by and within the authorization of, and which collects commissions from, insurance companies. An insurance agency may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. An insurance agency must have a registered capital or capital contribution of at least RMB2 million. Where it is established as a nationwide company, its registered capital must be at least RMB10 million. The registered capital must be paid up in cash. Remarkably, in accordance with the Draft for Comments on the Decision on Revising the Provisions for the Supervision and Administration of Professional Insurance Agencies issued by the CIRC on February 6, 2013, the minimum registered capital for an insurance agency may be raised up to RMB 50 million. An insurance agency may engage in the following insurance agency businesses:

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

Regulation of Insurance Brokerages

The principal regulation governing insurance brokerages is the Provisions on the Supervision of Insurance Brokerages promulgated by the CIRC on September 18, 2009 and effective on October 1, 2009, which replaced the Provisions on the Administration of Insurance Brokerages issued by the CIRC on December 15, 2004 and effective on January 1, 2005. According to this regulation, the establishment of an insurance brokerage is subject to the approval of the CIRC. The term “insurance brokerage” refers to an entity engaging in the insurance brokering business that meets the qualification requirements specified by the CIRC and has obtained the license to operate an insurance brokering business with the approval of the CIRC. Insurance brokering business includes both direct insurance brokering, which refers to brokering activities on behalf of insurance applicants or the insured in their dealings with the insurance companies, and reinsurance brokering, which refers to brokering activities on behalf of insurance companies in their dealings with reinsurance companies. An insurance brokerage may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. An insurance brokerage company must have a registered capital of at least RMB10 million. Remarkably, in accordance with the Draft for Comments on the Decision on Revising the Provisions for the Supervision and Administration of Insurance Brokerage issued by the CIRC on February 6, 2013, the minimum registered capital for an insurance brokerage company may be raised up to RMB 50 million.

An insurance brokerage may conduct the following insurance brokering businesses:

•                       making insurance proposals, selecting insurance companies and handling the insurance application procedures for the insurance applicants;

•                       assisting the insured or the beneficiary to claim compensation;

•                       reinsurance brokering business;

•                       providing consulting services to clients with respect to disaster and damage prevention, risk assessment and risk management; and

•                       other business activities approved by the CIRC.

The name of an insurance brokerage must contain the words “insurance brokerage”. The license of an insurance brokerage is valid for a period of three years. Division of or merger with an insurance brokerage or change of organizational form thereof shall be subject to approval by the CIRC. An insurance brokerage shall submit a written report to the CIRC within five days from the date of occurrence of any of the following matters: (i) change of name or a branch’s name; (ii) change of domicile or a branch’s business premises; (iii) change of names of sponsors or major shareholders; (vi) change of major shareholders; (v) change of registered capital; (vi) major changes to equity structure; (vii) amendment to the articles of association; or (viii) divestment of a branch. Personnel of an insurance brokerage and its branches who engage in any of the insurance brokering businesses described above must comply with the qualification requirements prescribed by the CIRC and obtain a qualification certificate for insurance brokering practitioners. The senior managers of an insurance brokerage must meet specific qualification requirements set forth in the Provisions on the Supervision of Insurance Brokerages. Appointment of the senior managers of an insurance brokerage is subject to review and approval by the CIRC.

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

The name of an insurance adjusting firm must contain the words “insurance adjusting”. The license of an insurance adjusting firm is valid for a period of three years. In any of the following situations, an insurance adjusting firm shall submit a written report to the CIRC for approval when it within five days from the date the resolution for change has been passed: (i) change of name or a branch’s name; (ii) change of domicile or a branch’s business premises; (iii) change of names of sponsor, major shareholders or capital contributors; (iv) change of major shareholders or capital contributors; (v) major changes to the equity structure or the proportion of capital contributions; (vi) change of registered capital or capital contributions; (vii) amendment to the articles of association or the partnership agreement; (viii) division, merger and dissolution or any change in the form of organization; or (ix) divestment of a branch. Personnel of an insurance adjusting firm or its branches engaged in any of the insurance adjusting businesses described above comply with the qualification requirements prescribed by the CIRC and obtain a qualification certificate for insurance adjusting practitioners. The senior managers of an insurance adjusting firm must meet specific qualification requirements set forth in the Provisions on the Supervision of Insurance Adjusting Firms. Appointment of the senior managers of an insurance adjusting firm or its branches is subject to review and approval by the CIRC.

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

Regulation of Insurance Salespersons

The principal regulation governing individual insurance salespersons is the Measures on the Supervision of Insurance Salespersons issued by the CIRC on January 6, 2013 and effective on July 1, 2013, which replaced the Provisions on the Administration of Insurance Salespersons promulgated on April 6, 2006 and effective on July 1, 2006. Under this regulation, the term “insurance salesperson” refers to an individual who sells insurance products for an insurance company, including those who are engaged by insurance companies or by insurance agencies. In order to engage in insurance sales activities as an insurance salesperson, a person first must pass the qualification examination for the insurance agency practitioners organized by the CIRC to obtain a “Qualification Certificate of Insurance Agency Practitioners”. The person must have a tertiary education or above to be qualified for the examination In addition to the qualification certificate, a person must be registered with the CIRC’s Insurance Intermediary Supervision Information System and obtain a “Practice Certificate of Insurance Salespersons” issued by the insurance company or insurance agency to which he or she belongs in order to conduct insurance sales activities.

Regulation of Insurance Brokerage Practitioner and Insurance Adjustment Practitioners

The principal regulation governing insurance brokerage practitioners and insurance adjustment practitioners is the Measures on the Supervision of Insurance Brokerage Practitioners and Insurance Adjustment Practitioners issued by the CIRC on January 6, 2013 and effective on July 1, 2013. In order to engage in the insurance brokerage activities as an insurance brokerage practitioner, or to engage in the insurance adjustment activities as an insurance adjustment practitioner, a person first must pass the qualification examination organized by the CIRC for the insurance brokerage practitioners or for the insurance adjustment practitioners to obtain a “Qualification Certificate of Insurance Brokerage Practitioners” or a “Qualification Certificate of Insurance Adjustment Practitioners”. The person must have a tertiary education or above to be qualified for the examination. In addition to the qualification certificate, a person also must be registered with the CIRC’s Insurance Intermediary Supervision Information System and obtain a “Practice Certificate of Insurance Brokerage Practitioners” or “Practice Certificate of Insurance Adjustment Practitioners” issued by the insurance brokerage firm or insurance claims adjusting company to which he or she belongs in order to conduct insurance brokerage or claims adjustment activities. An insurance brokerage practitioner is not allowed to conduct insurance brokerage activities on behalf of himself or herself.

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

Content Related to Insurance Industry in the Legal Documents of China’s Accession to the WTO

According to the Circular of the CIRC on Distributing the Content Related to Insurance Industry in the Legal Documents of China’s Accession to the World Trade Organization, or WTO, for the life insurance sector, within three years of China’s accession to the WTO on December 11, 2001, geographical restrictions were to be lifted, equity joint venture companies allowed to provide health insurance, group insurance, and pension/annuity services to Chinese citizens and foreign citizens, and for there to be no other restrictions except those on the proportion of foreign investment (no more than 50%) and establishment conditions. For the non-life insurance sector, within three years of China’s accession, the geographical restrictions were to be lifted and no restrictions allowed other than establishment conditions. For the insurance brokerage sector, within five years of China’s accession, the establishment of wholly foreign-funded subsidiary companies was to be allowed, and no restriction other than establishment conditions and restrictions on business scope.

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

Regulations on Foreign Exchange

Foreign Currency Exchange

Foreign exchange regulation in China is primarily governed by the following rules:

•                       Foreign Currency Administration Rules (1996), as amended; and

•                       Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Foreign Currency Administration Rules (1996), the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Under the Administration Rules of the settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Development and Reform Commission.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE Circular 75, issued on October 21, 2005, prior to establishing or assuming control of an overseas SPV for the purpose of overseas equity financing (including convertible debts financing) with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, shall complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that SPV upon either (i) the injection of equity interests or assets of an onshore enterprise to that SPV or (ii) the completion of any overseas fund-raising by such SPV. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the SPV, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests.

Under SAFE Circular 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity, or otherwise adversely affect us. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

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

On March 28, 2007, SAFE promulgated Stock Option Rule. On February 15, 2012, SAFE promulgated the No. 7 Notice, which supersedes the Stock Option Rule in its entirety and immediately became effective upon circulation. According to the No. 7 Notice, domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are Chinese citizens (including citizens of Hong Kong, Macao and Taiwan) or foreign individuals who consecutively reside in the territory of PRC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues like foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues like exercise of options, purchasing and sale of related stocks or equity, and funds transfer. Where a domestic agency needs to remit funds out of China as required for individuals’ participation in an equity incentive plan, the domestic agency shall apply with the local office of the SAFE for a foreign exchange payment quota on a yearly basis. A domestic agency shall open a domestic special foreign exchange account in the bank. After repatriation of foreign currency income earned by individuals from participation in an equity incentive plan, the domestic agency shall request the bank to transfer the funds from its special foreign currency account to respective personal foreign currency deposit accounts. In the case of any significant change to the equity incentive plan of a company listed abroad (such as amendment to any major terms of the original plan, addition of a new plan, or other changes to the original plan due to merger, acquisition or reorganization of the overseas listed company or the domestic company or other major events), the domestic agency or the overseas trustee, the domestic agency shall, within three months of the occurrence of such changes, go through procedures for change of foreign exchange registration with the local office of the SAFE. The SAFE and its branches shall supervise, administer and inspect foreign exchange operations related to individuals’ participation in equity incentive plans of companies listed abroad, and may take regulatory measures and impose administrative sanctions on individuals, domestic companies, domestic agencies and banks violating the provisions of the No.7 Notice.

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

At the time of our initial public offering in October 2007, while the application of the M&A Rule remained unclear, our PRC counsel at the time, Commerce & Finance Law Offices, had advised us that, based on their understanding of the then PRC laws and regulations as well as the procedures announced on September 21, 2006:

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in October 2007 under a PRC regulation adopted in August 2006. Our PRC counsel, Global Law Office, fundamentally identifies with the advice given by our then PRC counsel, Commerce & Finance Law Offices, on the application of the then PRC laws and regulations as well as the procedures announced on September 21, 2006 at the time of our initial public offering. Based on advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. Any requirement to obtain prior CSRC approval and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.”

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

Under the New Income Tax law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its “de facto management organization” located within the PRC. Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its “de facto management organization” located also outside the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC. Under the New Enterprise Income Tax Implementation Regulation, or the New EIT Implementation Regulation, “de facto management organization” is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New Income Tax Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate. On April 22, 2009, the State Administration of Taxation, or the SAT, issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, the SAT issued a bulletin on July 27, 2011 providing more guidance on the implementation of Circular 82 and clarifies matters such as resident status determination. Due to the present uncertainties resulting from the limited PRC tax guidance on this issue andbecause substantially all of our operations and all of our senior management are located within China, we may be considered a PRC resident enterprise for EIT purposes, in which case: (i) we would be subject to the PRC EIT at the rate of 25% on our worldwide income; and (ii) dividends income received by us from our PRC subsidiaries, however, would be exempt from the PRC withholding tax since such income is exempted under the EIT Law for a PRC resident enterprise recipient. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”

PRC Business Tax

Taxpayers providing taxable services in China are required to pay a business tax at a normal tax rate of 5% of their revenues, unless otherwise provided. According to the Announcement on the VAT Reform Pilot Program of the Transportation and Selected Modern Service Sectors issued by the State Tax Bureau in July 2012, the transportation and some selected modern service sectors, including research and development and technical services, information technology services, cultural creative services, logistics support services, tangible personal property leasing services, and assurance and consulting service sectors, should pay value-added tax instead of business tax based on a predetermined timetable (hereinafter referred to as the “VAT Reform”), effective September 1, 2012 for entities in Beijing and November 1, 2012 for entities in Guangdong. A total of seven of our entities that engage in consulting and information technology services meet the VAT Reform requirements, and have started to pay value-added tax since the respectively effective days. Total Value-added taxes paid by us during the year ended December 31, 2012 were not significant.

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

C.                Organizational Structure

Changes in Corporate Structure

Historically, PRC laws and regulations placed certain restrictions on foreign investment in and ownership of insurance intermediary companies. Accordingly, we conducted our business in China through contractual arrangements among our PRC subsidiaries, three PRC affiliated entities, Meidiya Investment, Yihe Investment, Xinbao Investment, their shareholders and subsidiaries.

Prior to March 2009, three individual shareholders, Mr. Jianguo Cui, Mr. Zhenyu Wang and Mr. Qiuping Lai held 24.7%, 26.4% and 48.9%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment. Mr. Jianguo Cui and Mr. Zhenyu Wang were designated by our shareholders Cathay Auto Services Limited and CDH Inservice Limited, or CDH Inservice, respectively. Mr. Qiuping Lai is our president and co-founder. In March 2009, Mr. Jianguo Cui and Mr. Zhenyu Wang transferred all of their equity interests in Meidiya Investment and Yihe Investment to Mr. Peng Ge, our chief financial officer. After the completion of these transfers, Mr. Qiuping Lai and Mr. Peng Ge held 48.9% and 51.1%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment. Both individual shareholders are PRC citizens. After the completion of the transfers, we entered into a new set of contractual arrangements with Mr. Peng Ge to replace the previous agreements entered into with Mr. Jianguo Cui and Mr. Zhenyu Wang.

In July 2010, CISG Holdings, our wholly owned subsidiary, acquired an interest in Inscom Holdings Limited, or Inscom Holdings, a company in which we currently hold a 65.1% interest. We subsequently undertook a restructuring in which we transferred the beneficial equity interests in six PRC affiliated companies held by Meidiya Investment and Yihe Investment to Xinbao Investment, an affiliated subsidiary of Inscom Holdings.

In October 2010, Nanfeng Investment, our PRC wholly-owned subsidiary, invested RMB5.0 million in Yihe Investment. In February 2011, Nanfeng Investment invested RMB1.5 million in Meidiya Investment. After the completion of the investment, Mr. Qiuping Lai, Mr. Peng Ge and Nanfeng Investment held 39.1%, 40.9% and 20.0%, respectively, of the equity interests in each of Yihe Investment and Meidiya Investment.

Prior to April 26, 2011, two individual shareholders, Mr. Chunlin Wang, our chief executive officer, and Mr. Yuan Tian, vice president of our e-commerce insurance unit, held 95% and 5%, respectively, of the equity interests in Xinbao Investment. In April 2011, Ying Si Kang Information, a wholly-owned PRC subsidiary of Inscom Holdings, Mr. Chunlin Wang and Mr. Yuan Tian each contributed RMB2.0 million, RMB7.5 million and RMB0.5 million, respectively, to increase the registered capital of Xinbao Investment. After the completion of the capital injection, Ying Si Kang Information, Mr. Chunlin Wang and Mr. Yuan Tian each holds 20%, 75% and 5%, respectively, of the equity interests in Xinbao Investment.

In relation to an ongoing restructuring of our e-commerce operations, in March 2013, Ying Si Kang Information withdrew its capital contribution in Xinbao investment. As a result, Mr. Chunlin Wang and Mr. Yuan Tian each holds 93.75% and 6.25%, respectively, of the equity interests in Xinbao investment.

In order to simplify our corporate structure to enable more effective control over our PRC affiliated subsidiaries, we commenced a corporate restructuring onshore and offshore in October 2011.

In August 2011, CISG Holdings acquired Minkfair Insurance Management Limited, or Minkfair, a Hong Kong incorporated company whose principal business is engaging in insurance distribution in Hong Kong, for a total consideration of HK$1.2 million. Subsequently, CNinsure Holdings Ltd., or CNinsure Holdings, a wholly-owned subsidiary of CISG holdings, issued 1,000 of its shares with par value of $1.00 to Minkfair. At the same time, CNinsure Holdings repurchased from CISG Holdings one issued and fully paid ordinary share of par value US$1.00 of CISG Holdings for a total consideration of US$1.00. As a result of these transactions, Minkfair directly owns 100% of the equity interests in CNinsure Holdings.

In February 2012, Nanfeng Investment subscribed for a share capital of RMB52.5 million in Meidiya Investment. As a result, Nanfeng Investment’s shareholding in Meidiya Investment increased from 20% to 90%. Mr. Qiuping Lai and Mr. Peng Ge’s shareholdings in Meidiya Investment decreased from 39.1% and 40.9% to 5.1% and 4.9%, respectively.

In October 2012, we obtained license approval from the CIRC to establish an insurance sales service group company and renamed Nanfeng Investment as “CNinsure Insurance Sales Service Group Company Limited..

On various dates since May 2012, Meidiya and Yihe Investment transferred their equity interests in five of our affiliated subsidiaries, including Fanhua Lianxing Insurance Sales Co., Ltd., or Fanhua Lianxing, and CNinsure Times Insurance Sales & Service Co., Ltd., or CNinsure Times (formerly known as Guangzhou Fanhua Insurance Agency Co., Ltd.) to CNinsure Group Company, and their respective equity interests in 19 of our affiliated entities to Fanhua Lianxing and CNinsure Times.

As a result of these equity transfers, as of March 31, 2013, we, through CNinsure Group Company, have controlling equity ownership in 29 insurance agencies, three insurance claims adjusting firms, two insurance brokerage companies and one wealth management service company, while through contractual arrangements with Yihe Investment and Xinbao Investment, we control additional 11 insurance agencies, one e-commerce insurance intermediary company and one investment company.

Corporate Structure

Most of the noncontrolling shareholders of the insurance intermediary companies majority-owned by CNinsure Group Company, Yihe Investment and Xinbao Investment are composed of the founders of those companies, entrepreneurial agents with whom we jointly set up the company or a venture capital firm that invests in start-up insurance agency companies. Some of those noncontrolling shareholders are in charge of the day-to-day operations of the companies in which they hold noncontrolling interests. The direct and indirect subsidiaries of CNinsure Group Company, Yihe Investment and Xinbao Investment hold the licenses and permits necessary to conduct our insurance intermediary business in China. We have controlling equity ownership in those insurance intermediary companies majority-owned by CNinsure Group Company, which enables us to exercise effective operational control over them.

However, as the corporate restructuring remains an ongoing process and because of restrictions under PRC laws and regulations on foreign investment in internet business, we rely on contractual arrangements to control Yihe Investment, Xinbao Investment and their subsidiaries and to derive economic benefit from Yihe Investment, Xinbao Investment and their subsidiaries.

Our contractual arrangements with Yihe Investment, Xinbao Investment, their shareholders and their subsidiaries, including loan agreements, equity pledge agreements, irrevocable powers of attorney, exclusive purchase option agreements, consulting and service agreements, and IT platform service agreements, enable us to:

•                       exercise effective control over Yihe Investment, Xinbao Investment and their subsidiaries;

•                       have an exclusive option to purchase all or part of the equity interests in each of Yihe Investment and Xinbao Investment when and to the extent permitted by PRC law; and

•                       receive a substantial portion of the economic benefits of the subsidiaries of Yihe Investment and Xinbao Investment in consideration for the services provided by our subsidiaries in China.

The contractual arrangements with the direct and indirect subsidiaries of Yihe Investment and Xinbao Investment, including Consulting and Service Agreements and IT Platform Service Agreements, also enable us to receive a substantial portion of the economic benefits from these companies.

The following diagram illustrates our corporate structure as of March 31, 2013:

CNinsure Inc.
[Cayman Islands]
100%
CISG Holdings Ltd.
[BVI]
65.1%
100%
20.6%
InsCom Holdings Limited
Minkfair Insurance Management Limited[Hong Kong]
Sincere Fame International Limited
[BVI]
100%
InsCom Group Limited
[BVI]
100%
CNinsure Holdings Ltd.
[BVI] &[HK]
100%
InsCom HK Limited
[Hong Kong]
Outside China
Inside China
100%
100%
100%
Ying Si Kang Information Technology (Shenzhen) Co., Ltd.
[WOFE]
Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd.[WOFE]
Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. [WOFE]
Nominee Arrangement
Nominee Arrangement
Two Individual Shareholders
40%
60%
100%
CNinsure Insurance Sales Service Group Company Limited
[PRC Co]
Litian Zhuoyue Software (Beijing) Co., Ltd.
[PRC Co]
100%
77%
90%
20%
10%/80%
Shenzhen Xinbao Investment Management Co., Ltd.
[PRC Co]
Guangzhou Zhongqi Enterprise Management Consulting Co., Ltd.[PRC Co]
23%
Guangdong Meidiya Investment Co., Ltd
[PRC Co]
Sichuan Yihe Investment Co., Ltd.
[PRC Co]
Two Individual Shareholders
100%
5%
51% -70% (1)
90% - 95% (2)
19.5%
CNinsure Century Insurance Sales & Service Co., Ltd
[PRC Co]
Beijing Ruisike Management Consulting Co., Ltd.
[PRC Co]
95%
7 insurance agencies
3 insurance claims adjusting firms
2 holding companies
1 software company
4 insurance agencies
1 holding company
Guangdong Jintaiping Asset Management Service Co. Ltd.
[PRC Co]
100%
5%
100%
Shenzhen InsCom E-commerce Co., Ltd
[PRC Co]
Beijing Fanlian Investment Co., Ltd.
[PRC Co]
95%
100%
2 insurance agencies
Fanhua Puyi Fund Sales Co., Ltd.
[PRC Co]
51%-70%(3)
6 insurance agencies
Shenzhen Bangbang Auto Services Co., Ltd.
[PRC Co]
100%
100%
CNinsure Times Insurance Sales & Service Co., Ltd.
[PRC Co]
100%(4)
10 insurance agencies
1 insurance brokerage company
99%
Fanhua Lianxing Insurance Sales Co., Ltd.
[PRC Co]
51% - 70% (5)
8 insurance agencies
1 holding company
55%
Fanhua Puyi Asset Management Co., Ltd.
[PRC Co]
100%
Fanhua Bocheng Insurance Brokerage Co., Ltd
[PRC Co]

N - - - Nominee arrangements among Xinlian Information, Zonglian Enterprise, Ying Si Kang Information and the shareholders of Yihe Investment, Meidiya Investment and Xinbao Investment

──► Equity Interest

(1) Direct or indirect ownership attributable to Meidiya Investment.
(2) Direct or indirect ownership attributable to Yihe Investment .
(3) Direct or indirect ownership attributable to Xinbao Investment.
(4) Direct or indirect ownership attributable to CNinsure Times
(5) Direct or indirect ownership attributable to Fanhua Lianxing

For a complete listing of our subsidiaries and consolidated affiliated entities as of March 31, 2013, see Exhibit 8.1 to this annual report. The following is a summary of the key terms of our contractual arrangements with Yihe Investment, Xinbao Investment, their shareholders and their subsidiaries.

Agreements that Provide Us Effective Control over Yihe Investment, Xinbao Investment and their Subsidiaries

Loan Agreements. Each of the original individual shareholders of Yihe Investment, being Messrs. Qiuping Lai, Zhenyu Wang and Jianguo Cui, entered into a loan agreement on December 20, 2005 with our subsidiary Xinlian Information evidencing a zero interest loan granted to them. In connection with the transfer of their respective equity interests in Yihe Investment to Mr. Peng Ge, Mr. Jianguo Cui and Mr. Zhenyu Wang each entered into a credit and liability transfer agreement with Mr. Peng Ge on February 27, 2009 to transfer all of their rights and obligations under the loan agreements to Mr. Peng Ge. After the execution of the credit and liability transfer agreements, the principal amounts of the loans to Mr. Qiuping Lai and Mr. Peng Ge were RMB9.8 million and RMB10.2 million, respectively, equal to their respective capital contributions to Yihe Investment.

The term of the loan agreement is ten years and may be extended upon written agreement of the parties, but it is not extended automatically. In the event that the loan is not renewed, then upon the expiration of its term and subject to then applicable PRC laws, the loan can be repaid only with the proceeds from the transfer of the individual shareholder’s equity interests in Yihe Investment to Xinlian Information or another person designated by Xinlian Information. Xinlian Information may accelerate the loan repayment upon certain events, including if the individual shareholder quits or is dismissed or if Xinlian Information exercises its option to purchase the shareholder’s equity interests in Yihe Investment pursuant to the exclusive equity purchase option agreement described below.

The loan agreement contains a number of covenants that restrict the actions the individual shareholder can take or cause Yihe Investment to take, or that require the individual shareholder to take or cause Yihe Investment to take specific actions. For example, these covenants provide that the individual shareholder will:

•                       not transfer, pledge or otherwise dispose of or encumber his equity interests in Yihe Investment without the prior written consent of Xinlian Information, except for equity pledge for the benefit of Xinlian Information;

•                       not take any action without the prior written consent of Xinlian Information, if the action will have a material impact on the assets, business and liabilities of Yihe Investment;

•                      not vote for, or execute any resolutions to approve, the sale, transfer, mortgage, or disposal of, or the creation of any encumbrance on, any legal or beneficial interests in the equity of Yihe Investment without the prior written consent of Xinlian Information, except to Xinlian Information or its designee;

•       not vote for, or execute any resolutions to approve, any merger or consolidation with any person, or any acquisition of or investment in any person by Yihe Investment without the prior written consent of Xinlian Information;

•                       vote to elect the directors candidates nominated by Xinlian Information;

•                       cause Yihe Investment not to supplement, amend or modify its articles of association in any manner, increase or decrease registered capital or change the capital structure in any way without the prior written consent of Xinlian Information; and

•                       cause Yihe Investment not to execute any contract with a value exceeding RMB100,000 without the prior written consent of Xinlian Information, except in the ordinary course of business.

Each of the individual shareholders of Xinbao Investment, being Messrs. Chunlin Wang and Yuan Tian, entered into a loan agreement on December 3, 2010 with our subsidiary Ying Si Kang Information in which we indirectly hold a 65.1% equity interest. In relation to an increase of capital injection in Xinbao Investment in April 2011, the loan agreement was amended with the principal amounts of the zero-interest loans to Mr. Chunlin Wang and Mr. Yuan Tian changing to RMB7,500,000 and RMB500,000, respectively, equal to their respective capital contributions to Xinbao Investment. The terms of the loan agreement are substantially similar to those in the loan agreements described above.

Equity Pledge Agreements. Pursuant to separate equity pledge agreements entered into by Mr. Qiuping Lai on December 20, 2005 and by Mr. Peng Ge on March 31, 2009, respectively, with Xinlian Information and Yihe Investment, each individual shareholder of Yihe Investment agreed to pledge his equity interests in Yihe Investment to Xinlian Information to secure his obligations under the loan agreement with Xinlian Information. The individual shareholder also agreed not to transfer or create any encumbrance adverse to Xinlian Information on his equity interests in Yihe Investment. During the term of the equity pledge agreement, Xinlian Information is entitled to all the dividends declared on the pledged equity interests. The equity pledge agreement will expire when the individual shareholder fully performs his obligations under the loan agreement. The equity pledges were recorded on the shareholders register of Yihe Investment, and registered with the relevant local administration of industry and commerce. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with Yihe Investment, Xinbao Investment and their subsidiaries and shareholders to conduct part of our China operations, which may not be as effective in providing operational control as direct ownership.”

Mr. Chunlin Wang and Mr. Yuan Tian entered into separate equity pledge agreements on December 3, 2010 with Ying Si Kang Information and Xinbao Investment to pledge their equity interests in Xinbao Investment to Ying Si Kang Information. The agreements are substantially similar to the equity pledge agreements described above.

Irrevocable Power of Attorney. Mr. Qiuping Lai and Mr. Peng Ge, the current individual shareholders of Yihe Investment, executed irrevocable powers of attorney on December 20, 2005 and March 31, 2009, respectively, appointing a person designated by Xinlian Information as his attorney-in-fact to vote on his behalf on all matters requiring shareholder approval. If Xinlian Information designates the shareholder to attend a shareholder’s meeting of Yihe Investment, the individual shareholder agrees to vote his shares as instructed by Xinlian Information. The term of the power of attorney is ten years.

Mr. Chunlin Wang and Mr. Yuan Tian, shareholders of Xinbao Investment, executed irrevocable powers of attorney on December 3, 2010, appointing a person designated by Ying Si Kang Information as his attorney-in-fact to vote on his behalf on all matters requiring shareholder approval. If Ying Si Kang Information designates the shareholder to attend a shareholder’s meeting of Xinbao Investment, the individual shareholder agrees to vote his shares as instructed by Ying Si Kang Information. The term of the power of attorney is ten years.

Agreements that Provide Us the Option to Purchase the Equity Interests in Meidiya Investment, Yihe Investment and Xinbao Investment

Exclusive Purchase Option Agreements. Pursuant to the exclusive purchase option agreements entered into by Mr. Qiuping Lai on December 20, 2005 and by Mr. Peng Ge on March 31, 2009, respectively, with Xinlian Information and Yihe Investment, each individual shareholder irrevocably granted Xinlian Information an exclusive option to purchase part or all of his equity interests in Yihe Investment, when and to the extent permitted by applicable PRC law. The purchase price to be paid by Xinlian Information will be equal to the amount of the individual shareholder’s actual capital contribution to Yihe Investment, unless applicable PRC law requires otherwise. The actual capital contributions to Yihe Investment by Mr. Qiuping Lai and Mr. Peng Ge were RMB9.8 million and RMB10.2 million, respectively. If applicable PRC law requires appraisals of the equity interests or has other restrictions on the transfer price, the purchase price will be the minimum price permitted under applicable PRC law. Under current applicable PRC law, if a foreign-invested enterprise, such as Xinlian Information, intends to acquire the equity interests in a domestic enterprise, such as Yihe Investment, the transfer price must be determined based on appraisal conducted by a qualified domestic asset appraisal institution using internationally recognized appraisal methodology, and it is prohibited to transfer any equities at a price clearly lower than the result of the appraisal.

Mr. Chunlin Wang and Mr. Yuan Tian entered into separate exclusive purchase option agreements on December 3, 2010 with Ying Si Kang Information and Xinbao Investment to irrevocably grant Ying Si Kang Information an exclusive option to purchase part or all of his equity interests in Xinbao Investment, when and to the extent permitted by applicable PRC law. These agreements are substantially similar to the exclusive purchase option agreements described above, except that the actual capital contributions to Xinbao Investment by Mr. Chunlin Wang and Mr. Yuan Tian under these agreements were RMB7,500,000 and RMB500,000, respectively.

Agreements that Transfer Economic Benefits to Us

Consulting and Service Agreement. Pursuant to the consulting and service agreements entered into on various dates between our PRC subsidiary Zhonglian Enterprise and most of the insurance intermediary subsidiaries of CNinsure Group Company, Yihe Investment and Xinbao Investment, Zhonglian Enterprise agreed to grant the right to use the “Fanhua” brand and provide financial and tax consulting services and training services to each of the insurance intermediaries in exchange for fees payable quarterly calculated as a percentage of revenues of each insurance intermediary. The fees may be adjusted by agreement every quarter based on market condition and the business condition of each insurance intermediary company. Each of these agreements has an initial term of one year from the signing date and will be automatically renewed for one-year terms, unless Zhonglian Enterprise decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Zhonglian Enterprise, or by Zhonglian Enterprise with 30 days’ notice.

Pursuant to the consulting and service agreements, replacing the technology consulting and service agreements entered into on various dates since April 1, 2010, between our PRC subsidiary Xinlian Information and most of the insurance intermediary subsidiaries of CNinsure Group Company, Yihe Investment and Xinbao Investment, Xinlian Information agreed to provide training services and consulting and other services relating to internal control compliance. In exchange, the insurance intermediary companies that are parties to these agreements each agree to pay a quarterly fee calculated primarily based on a percentage of the revenue generated by such company. The parties to each agreement also commit to negotiating adjustments to the fee level every three months by mutual agreement. Each of these agreements has an initial term of one year from the signing date, which will be automatically renewed for one-year terms unless Xinlian Information decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Xinlian Information, or by Xinlian Information with 30 days’ notice.

IT Platform Service Agreement. Pursuant to the IT platform service agreements entered into on various dates since April 1, 2010, between Litian Zhuoyue Software (Beijing) Co., Ltd, or Litian Zhuoyue, a subsidiary of Xinlian Information, and most of the insurance intermediary subsidiaries of CNinsure Group Company, Yihe Investment and Xinbao Investment, Litian Zhuoyue agreed to provide space for system operation and data storage, data maintenance, system security and efficiency maintenance, on-site support, software optimization and maintenance and other IT platform related services. In exchange, the insurance intermediary companies that are parties to these agreements each agree to pay a quarterly fee calculated primarily based on a percentage of the revenue generated by such company. The parties to each agreement also commit to negotiating adjustments to the fee level every three months by mutual agreement. Each of these agreements has an initial term of one year from the signing date, which will be automatically renewed for one-year terms unless Litian Zhuoyue decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Litian Zhuoyue, or by Litian Zhuoyue with 30 days’ notice.

Because of our contractual arrangements with Yihe Investment and Xinbao Investment, and their shareholders, we are the primary beneficiary of Yihe Investment and Xinbao Investment and their subsidiaries and have consolidated them into our consolidated financial statements. In 2012, subsidiaries of Yihe Investment and Xinbao Investment paid a total of RMB61.4 million (US$9.8 million) under the IT platform services agreements, and consulting and service agreements to our subsidiaries, representing approximately 16.4%, of the net revenues of these affiliated entities. In the years ended December 31, 2010, 2011 and 2012, our subsidiaries contributed in aggregate approximately 8.6%, 8.1% and 76.4%, respectively, of our total consolidated net revenues, exclusive of revenues derived from consolidated affiliated entities based on our corporate structure as of the end of each respective year. As of December 31, 2010, 2011 and 2012, our holding company and our subsidiaries accounted for an aggregate of 57.3%, 70.7% and 94.6%, respectively, of our consolidated total assets (excluding assets attributable to our consolidated affiliated entities). In the opinion of Global Law Office, our PRC legal counsel:

•                       the ownership structures of Yihe Investment and Xinbao Investment, their subsidiaries and our subsidiaries in China comply with all existing PRC laws and regulations;

•                       the contractual arrangements among our PRC subsidiaries, Yihe Investment, Xinbao Investment, their individual shareholders and their subsidiaries governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•                       the business operations of our PRC subsidiaries, Yihe Investment and Xinbao Investment and their subsidiaries comply in all material respects with existing PRC laws and regulations.

In addition to the above agreements, which allow us to exercise effective control, have an exclusive option to purchase all or part of the equity interests and receive a substantial portion of the economic benefits from entities over which we do not have equity control, we have entered into similar contractual arrangements with the minority shareholders of Meidiya Investments. As a result of these contractual arrangements, we have the right to exercise control over, purchase and receive the economic benefits from all of the equity interests in Mediya Investments that we currently do not hold.

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

D.                Property, Plant and Equipment

Our headquarters are located in Guangzhou, China, where we lease approximately 2,382.6 square meters of office space in 2011 and 2012. Our subsidiaries and consolidated affiliated entities lease approximately 58,536.3 and 60,955.6 square meters of office space in 2011 and 2012, respectively, which excluded the office space leased by entrepreneurial agents at their own expenses. In 2011 and 2012, our total rental expenses were RMB26.3 million and RMB31.9 million (US$5.1 million), respectively.

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

A.                Operating Results

Factors Affecting Our Results of Operations

As an insurance intermediary in China, our financial condition and results of operations are affected by a variety of factors, including:

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

Total Premium Payments to Chinese Insurance Companies

The Chinese insurance industry has grown substantially in recent years. Between 2001 and 2012, total insurance premiums increased from RMB212 billion to RMB1.5 trillion, representing a compound annual growth rate of 19.8%, according to data published by CIRC. We believe that certain macroeconomic and demographic factors, such as increasing per capita GDP and an aging population, have contributed to and will continue to drive the growth of the Chinese insurance industry in the long term. However, in 2012, with the relatively weak investment return of insurance companies, life insurance products have become less competitive than wealth management products and as a result, total insurance premiums in China decreased 1.3% in 2011 from 2010 and grew only 8.0% in 2012 from 2011.

We derive our revenue primarily from commissions and fees paid by insurance companies, typically calculated as a percentage of premiums paid by our customers to the insurance companies. Accordingly, industry-wide premium growth will have a positive impact on us. However, there is uncertainty when the rapid growth trend will resume. Any continued downturn in the Chinese insurance industry, whether caused by a general slowdown of the PRC economy or otherwise, may adversely affect our financial condition and results of operations.

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

Acquisitions

The professional insurance intermediary sector in China is still at an early development stage and highly fragmented. We believe this offers substantial opportunities for consolidation. We intend to grow our distribution and service network in part through selective acquisitions of high-quality independent insurance intermediary companies. Since 2008, we, through our consolidated affiliated entities in the PRC, acquired controlling interests in 15 insurance agencies (excluding Datong and its subsidiaries), one brokerage, four insurance claims adjusting firms (one of which was restructured into a holding company of the three claims adjusting firms) and one online insurance service company as of March 31, 2013. We expect acquisitions to have a positive impact on our results of operations in the long run. However, acquisitions also involve significant risks and uncertainties. See “Item 3. Key Information—Risk Factors—D. Risks Related to Our Business and Our Industry—If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.” In addition, any write-down of goodwill due to impairment and the amortization of intangible assets acquired could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.”

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

Product and Service Mix

We began distributing automobile insurance products in 1999 and expanded our product offerings to other property and casualty insurance products in 2002 and then to individual life insurance products in 2006. We further broadened our service offering to cover insurance claims adjusting services in 2008. In 2010, 2011 and 2012, revenues generated from the distribution of property and casualty insurance products accounted for 66.6%, 68.1% and 68.7%, respectively, of our total net revenues, while revenues from, life insurance products accounted for 19.1%, 18.2% and 17.2%, respectively, and revenues from the provision of claim adjusting services accounted for 14.3%, 13.3% and 13.7%, respectively, of our total net revenues. The property and casualty insurance policies we distribute are typically for one-year terms, with a single premium payable at the beginning of the term. Accordingly, we receive a single commission or fee for each property and casualty policy our customers purchase. In order for us to have recurring commission and fee revenue from property and casualty insurance products, our customers have to renew their policies or purchase new policies through us every year. Most individual life insurance policies we sell require periodic payment of premiums, typically annually, during a pre-determined payment period, generally ranging from five to 25 years. For each such policy that we sell, insurance companies will pay us a first-year commission and fee based on a percentage of the first year’s gross premiums, and subsequent commissions and fees based on smaller percentages of the renewal premiums paid by the insured throughout the payment period of the policy. Therefore, once we sell a life insurance policy with a periodic payment schedule, it can bring us a steady flow of commission and fee revenue throughout the payment period as long as the insured meets his or her premium payment commitment.

The commissions paid to our property and casualty insurance sales agents increased recently, due largely to greater competition among property and casualty insurance companies in the automobile insurance market and competition resulting from the use of telemarketing by other insurance companies. As a result, our policy acquisition cost has been pushed up and the gross margin of our property and casualty insurance business significantly declined in 2012.

Because insurance companies pay us first-year commissions and fees for most life insurance products at rates higher than those for property and casualty insurance products, we expect a positive impact on our revenue if our distribution of life insurance products increases in the future. However, we will also incur a corresponding increase in operating costs because we pay our sales agents a higher commission and fee for distributing life insurance products. Accordingly, the operating margin attributable to first-year life insurance products are generally lower than that of property and casualty insurance products, and may initially have a negative impact on our overall operating margin. However, we expect that the operating margin for life insurance products will improve over time because we only need to pay commissions to our sales agents for the first five years of a policy, though we continue to earn renewal fees from the insurance company throughout the entire payment period of the policy, which can be up to 25 years.

The fees we receive for our claims adjusting services are calculated based on the types of insurance involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For automobile insurance, our fees are generally fixed and the amounts collected are based on the types of services provided. We pay our in-house claims adjustors a base salary plus a commission calculated based on a small percentage of the service fees we receive from insurance companies or the insured. The insurance claims adjusting business has become and likely will continue to be an important source of our net revenues. The gross margin and operating margin attributable to the claims adjusting business were higher than those for both property and casualty insurance products and life insurance products in 2012 due to the significant decline in gross margin attributable to our property and casualty insurance business. We expect that revenues from our insurance claims adjusting business as a percentage of our total net revenues to increase over the next few years and that such an increase will have a positive impact on our gross margin and operating margin.

Share-based Compensation Expenses

Our historical results of operations have been materially affected by the share-based compensation expenses incurred. In 2010, 2011 and 2012, we incurred share-based compensation expenses of RMB22.2 million, RMB57.0 million and RMB66.9 million (US$10.7 million), respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Performance Indicators—Operating Costs and Expenses—Share-based Compensation Expenses” for a more detailed discussion of our historical share-based compensation expenses. In order to attract and retain the best personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business, we adopted a share incentive plan in October 2007. Under our 2007 share incentive plan, as amended and restated in December 2008, we may issue an aggregate number of our ordinary shares, equal to 15% of our total number of shares outstanding immediately after the closing of our initial public offering, to cover awards granted under the plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives—2007 Share Incentive Plan.” We expect that share-based compensation expenses will continue to be a significant component of our operating expenses.

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

Key Performance Indicators

Net Revenues

Our revenues are net of PRC business tax. In 2010, 2011 and 2012, we generated net revenues of RMB1.2 billion, RMB1.5 billion and RMB1.6 billion (US$254.6 million), respectively. We derive net revenues from the following sources:

•                       commissions and fees paid by insurance companies, which accounted for 99.9%, 99.6% and 99.6% of our net revenues for 2010, 2011 and 2012, respectively; and

•                       other service fees, which refers to fees paid by insurance companies for certain insurance-related services provided by us to the insured on behalf of the insurance companies and fees for IT platform and software services that we provide. These other service fees accounted for 0.1%, 0.4% and 0.4% of our net revenues for 2010, 2011 and 2012, respectively.

In 2010, 2011 and 2012, we generated commissions and fees of RMB1.2 billion, RMB1.5 billion and RMB1.6 billion (US$253.6 million), respectively. We derive commissions and fees from distributing property and casualty insurance and life insurance products and providing claims adjusting services.

The following table sets forth our total net revenues earned from the distributions of property and casualty insurance and life insurance products and provision of claims adjusting services, both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Property and casualty insurance products	821,259	66.6	1,032,594	68.1	1,090,205	174,990	68.7
Life insurance products	235,584	19.1	276,402	18.2	272,755	43,780	17.2
Claims adjusting services	177,094	14.3	202,003	13.3	217,497	34,911	13.7
Other service	—	—	5,676	0.4	5,660	908	0.4
Total net revenues	1,233,937	100.0	1,516,675	100.0	1,586,117	254,589	100.0

Net revenues from property and casualty insurance products, in particular automobile insurance products, have been our primary source of revenue since our inception. Net revenues from property and casualty insurance products increased in both absolute amounts and as a percentage of our total net revenues from 2010 to 2012. As the per capita automobile ownership in China is still low, automobile sales in China still have significant growth potential. Therefore, we expect that automobile insurance products will continue to be a significant contributor to our total net revenues in the next several years.

We began distributing individual life insurance products in 2006. Net revenues from life insurance products increased significantly in absolute amounts from 2010 to 2011. However, in 2011 and 2012, impacted by the industry growth slow-down, net revenues from new life insurance policies dropped slightly although recurring commissions from life insurance products increased moderately. We will keep devoting significant efforts on the distribution of life insurance products and we expect net revenues from life insurance products will still constitute a significant portion of our total net revenues in the next several years.

We began providing claims adjusting services in 2008. Net revenues from claims adjusting services increased from 2010 to 2012 in absolute amounts, primarily reflecting the stable growth of our claims adjusting business during the period, although the share as a percentage of our total net revenues slightly decreased. As we continue to grow our claims adjusting business, we expect that net revenues from claims adjusting services will remain stable as a percentage of our total net revenues in the next few years.

The commissions and fees we receive from the distribution of insurance products are based on a percentage of the premiums paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the insurance products are sold. We typically receive payment of the commissions and fees from insurance companies for insurance products on a monthly basis. Some of the fees are paid to us annually or semi-annually in the form of performance bonuses after we achieve specified premium volume or policy renewal goals as agreed upon between the insurance companies and us.

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

Other Service Fees

In 2010, 2011 and 2012, we generated other service fees of RMB0.6 million, RMB0.8 million and RMB0.2 million (US$0.03 million), respectively, for providing services related to the distribution of automobile insurance products, such as drivers’ license renewal and annual inspection for the insured, which were included in net revenues from the distribution of property and casualty insurance products. We don’t expect other service fees to constitute a significant portion of our total net revenues in the future.

In addition, in 2011 and 2012, we provided IT platform and software services to a third party and an affiliated entity through one of our affiliated entities, Litian Zhuoyue, including system operation, data storage, data maintenance, system security and efficiency maintenance, on-site support, software optimization and maintenance and other IT platform related services. In 2011 and 2012, we generated IT service fees of RMB5.7 million and RMB5.7 million (US$0.9 million), respectively. We do not expect these service fees to constitute a significant portion of our total net revenues in the future.

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

	Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	1,233,937	100.0	1,516,675	100.0	1,586,117	254,589	100.0
Operating costs and expenses:
Commissions and fees	(541,239)	(43.9)	(796,843)	(52.5)	(1,085,809)	(174,285)	(68.5)
Selling expenses	(60,055)	(4.9)	(77,802)	(5.1)	(78,449)	(12,592)	(4.9)
General and administrative expenses	(233,518)	(18.9)	(333,281)	(22.0)	(356,033)	(57,147)	(22.4)
Impairment loss	(4,600)	(0.4)	(1,057,522)	(69.7)	—	—	—
Total operating costs and expenses	(839,412)	(68.1)	(2,265,448)	(149.3)	(1,520,291)	(244,024)	(95.8)

Commissions and Fees

We incur commissions and fees in connection with the distributions of insurance products and provisions of claims adjusting services. The commissions and fees that we incurred increased in absolute amounts each year from 2010 to 2012 primarily as a result of increase in net revenues and increase in the size of our sales force and claims adjustors. We rely mainly on individual sales agents and, to a much lesser degree, on a small number of in-house sales representatives for the distributions of insurance products. For claims adjusting services, we rely entirely on our in-house claims adjustors. Commissions and fees incurred as a percentage of net revenues increased from 2010 to 2012, primarily due to significant rise in policy acquisition cost and commission cost as a result of increasing labor cost pressure and severer market competition. We anticipate that our commissions and fees will continue to increase in absolute amounts as we add more sales agents and claims adjustors to our work force and further grow our business.

Selling Expenses

Our selling expenses primarily consist of:

•                       salaries for employees who work in back office below the provincial management level and employment benefits for our in-house sales staff;

•                       office rental, telecommunications and office supply expenses incurred in connection with sales activities; and

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

•                       office supply expenses for our administrative staff; and

•                       foreign exchange loss.

We expect that our general and administrative expenses will increase as we hire additional administrative personnel, increase in labor cost and incur additional costs in connection with the expansion of our business, and our efforts to develop our e-commerce platform.

Share-based Compensation Expenses. Share-based compensation expenses constituted one of the largest components of our general and administrative expenses in 2010, 2011 and 2012. In 2010 and 2011, we incurred share-based compensation only with respect to certain managerial and administrative staff and in 2012 only a small portion of the share-based compensation was incurred in relation to certain sales agents. The following table sets forth our share-based compensation expenses, both in absolute amounts and as percentages of our general and administrative expenses, for the periods indicated.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
General and administrative expenses	233,518	100.0	333,281	100.0	356,033	57,147	100.0
Share-based compensation expenses	22,211	9.5	57,003	17.1	66,878	10,735	18.8

Our share-based compensation expenses in 2012 were primarily attributable to the options granted in November 2008, March 2009 and March 2012. Our share-based compensation expenses in 2011 were primarily attributable to the options granted in November 2008, March 2009, February 2010 and April 2011, including a one-time recognition in the fourth quarter of 2011 of the remaining un-amortized expenses totaling RMB48.2 million in connection with the cancellation of certain options granted in February 2010 and April 2011. Our share-based compensation expenses in 2010 were primarily attributable to options granted in November 2008, March 2009 and February 2010.

For more information about our share-based compensation expenses, please see Note 20 to our audited consolidated financial statements included in this annual report.

Impairment loss.

We perform impairment analysis on an annual basis. For the years ended December 31, 2010, 2011 and 2012, impairment losses on goodwill and intangible assets were RMB4.6 million, RMB1.1 billion and nil, respectively. Impairment loss in 2011 reflected the expected adverse impact of the overall economic uncertainties in China, growth slowdown within the Chinese insurance market and our strategic business transition on our earnings in the next two to three years.

Taxation

We and each of our subsidiaries and consolidated affiliated entities file separate income tax returns.

The Cayman Islands, the British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands and the British Virgin Islands, we and our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in those jurisdictions. Our subsidiary incorporated in Hong Kong is subject to a normal profits tax rate of 16.5% of its assessable profits for the years of assessment ending March 31, 2011, 2012 and 2013. Payment of dividends is not subject to withholding tax in Hong Kong.

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

Pursuant to a Notice of Preferential Policies of EIT, jointly issued by the PRC Ministry of Finance and the State Administration of Taxation on February 22, 2008, a newly established software enterprise was entitled to an exemption from EIT for the first two years and a 50% reduction of EIT for the following three years starting from the first profit-making year. Our affiliated entities, Litian Zhuoyue and Shenzhen Fanhua Software Technology Co., Ltd, are entitled to the tax holidays under this notice from 2010 to 2014 and 2012 to 2016, respectively.

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

Revenue Recognition

Our revenue is derived principally from the provision of insurance brokerage, agency and claims adjusting services. We recognize revenue when all of the following have occurred: persuasive evidence of an agreement with the insurance companies or insurance agencies exists, services have been provided, the fees for such services are fixed or determinable and collectability of the fee is reasonably assured.

Insurance agency and brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. We have met all the four criteria of revenue recognition when the premiums are collected by us or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, we do not accrue any commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been recognized as management estimates, based on our past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been de minims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.1% and 0.1% of the total commission and fee revenues as of the years ended December 31, 2011 and 2012, respectively. For property insurance and life insurance, agency and brokerage companies may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency and brokerage company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded when a performance target is being achieved.

Insurance claims adjusting services are considered to be rendered and completed, and revenue is recognized at the time loss adjusting reports are confirmed being received by insurance companies. We have met all the four criteria of revenue recognition when the service is provided and the loss adjusting report is accepted by insurance companies. We do not accrue any service fee before the receipt of an insurance company’s acknowledgement of receiving the adjusting reports. Any subsequent adjustments in connection with discounts which have been de minims to date are recognized in revenue upon notification from the insurance companies.

Commission revenues derived from the distribution of wealth management products are recorded when the products have been sold to customers, at which time we have fulfilled all our services obligations.

Other service fees include revenue from the provision of IT services and insurance-related services, such as driver’s license renewal and annual inspection for the insured. Revenue is recognized when the services are rendered.

We present revenue net of sales taxes incurred. The sales taxes amounted to RMB102.2 million, RMB113.4 million and RMB99.0 million (US$15.9 million) for the years ended December 31, 2010, 2011 and 2012, respectively, of which of which RMB14.9 million, RMB4.5 million and nil were related to discontinued operations for the years ended December 31, 2010, 2011 and 2012, respectively. According to the Announcement on the VAT Reform Pilot Program of the Transportation and Selected Modern Service Sectors issued by the State Tax Bureau in July 2012, the transportation and some selected modern service sectors, including research and development (R&D) and technical services, information technology services, cultural creative services, logistics support services, tangible personal property leasing services, and assurance and consulting service, should pay value-added tax instead of business tax based on a predetermined timetable (hereinafter referred to as the “VAT Reform”), effective September 1, 2012 for entities in Beijing and November 1, 2012 for entities in Guangdong. A total of seven of our subsidiaries or affiliates that engage in consulting and information technology services meet the VAT Reform requirements, and have started to pay value-added tax since the appropriate effective day. Total Value-added taxes paid by us during the year ended December 31, 2012 were not significant.

Share-based Compensation

Employee share-based compensation

All forms of share-based payments to employees, including employee stock options and employee stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statement of income (loss) and comprehensive income (loss). Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. If an award requires satisfaction of one or more performance, or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, and no compensation cost is recognized if the requisite service is not rendered. We recognize compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

For awards with both service and performance conditions, if each tranche has an independent performance condition for a specified period of service, we recognize the compensation cost of each tranche as a separate award on a straight-line basis; if each tranche has performance conditions that are dependent of activities that occur in the prior service periods, we recognize the compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

No compensation cost is recognized for instruments that employees forfeit because a service condition or a performance condition is not satisfied.

Non-employee share-based compensation

Share-based compensation related to non-employees is recognized as compensation expenses ratably over the requisite service periods. We measure the cost of non-employee services received in exchange for share-based compensation based on the fair value of the equity instruments issued. We measure the fair value of the equity instruments in these transactions on the measurement date, which is determined as the earlier of the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or the date at which the counterparty’s performance is complete.  The quantity and terms of the equity instruments issued to non-employees are not known up front as they are dependent upon counterparty performance conditions, we measure the equity instruments at their then-current lowest aggregate fair value at each reporting dates, and attributes the changes in those fair values over the future services period until the measurement date has been established.

A cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost shall be recognized at the cancellation date.

We use the Black-Scholes and Binominal option-pricing model to determine the fair value of stock options. Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. The management estimates the forfeitures of the shares based on past employee retention rates and its expectations of future retention rates, and it will prospectively revise the forfeiture rates based on actual history. The share compensation charges may change based on changes to the actual forfeitures. The actual share-based compensation expenses may be materially different from the current expectations.

Share-based compensation expenses of RMB22.2 million, RMB57.0 million and RMB66.9 million for the years ended December 31, 2010, 2011 and 2012, respectively, were included in the general and administrative expenses.

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

To assess potential impairment of goodwill, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations as needed, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates and long-term growth rates.

The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding our future operating performance are revenue growth rates, commission and fees growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of our reporting units will change, which could affect the amount of goodwill impairment charges, if any.

In 2010, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value, which is step one of the two-step impairment test. The income approach was used to estimate the fair value of all reporting units. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step two of the two-step goodwill impairment test was unnecessary. Our management concluded that goodwill was not impaired for the year ended December 31, 2010.

In 2011, management performed step one of the two-step impairment test by comparing the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value. The income approach was used to estimate the fair value of all reporting units. Based on this quantitative test, management determined that the fair value of the life insurance unit exceeded its carrying amount and, therefore, step two of the two-step goodwill impairment test was unnecessary. However, management determined that the fair values of the property and casualty insurance unit and the claims adjusting unit were less than their carrying amounts and, therefore step two of the goodwill impairment test was performed to measure the amount of impairment for these units. As a result, a goodwill impairment loss of RMB1.0 billion was recorded for the year ended December 31, 2011.

In 2012, management performed step one of the two-step impairment test by comparing the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value. The fair value of all reporting units was estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step 2 of the two-step goodwill impairment test was unnecessary. The management concluded that goodwill was not impaired for the years ended December 31, 2012.

•                       For the P&C segment, we projected a five-year discounted cash flow. Basic assumptions in the cash flow projection included, among others, an estimated annual growth of between 3% to 10% in net revenues in the coming 5 years with reference to the stabilizing growth rate in the first half of 2012, and gross profit of around 30%, which is similar to the level in 2012. Any projection beyond 5 years by us cannot be estimated with reasonable accuracy, since the business environment is rapidly changing. The discount rate was set at 22%, based on the segment’s weighted average cost of capital and adjusted to reflect our and businesss-specific risks.  For the P&C segment, we had goodwill of RMB61.7 million (US$9.9 million) as of December 31, 2012. The estimated fair value of the reporting unit exceeded its carrying value by 13% at December 31, 2012. Consequently, no goodwill impairment has been recognized.

•                       For the Life segment, we projected a five-year discounted cash flow. Basic assumptions in the cash flow projection included, among others, an estimated  annual growth of between 3% to 10% in net revenues in the coming 5 years, and gross profit of around 30%, which is similar to the level in 2012. Any projection beyond 5 years by us cannot be forecast with reasonable accuracy, since the business environment is rapidly changing. A discount rate is set at 25%, based on the segment’s weighted average cost of capital and adjusted to reflect our and business-specific risk.  For the Life segment, we had goodwill of RMB16.9 million (US$2.7 million) as of December 31, 2012. The estimated fair value of the reporting unit exceeded its carrying value by 4.7% at December 31, 2012. Consequently, no goodwill impairment has been recognized.

•                       For the Adjusting segment, related goodwill was completly written off in 2011.

The use of discounted cash flow methodology requires significant judgments including estimating future revenues and costs, industry economic factors, future profitability, determination of our weighted average cost of capital and other variables. Although we believe that the assumptions adopted in our discounted cash flow model are reasonable, those assumptions are inherently unpredictable and uncertain. If the reporting unit is at risk of failing step one of the impairment test, we will describe the material events, trends and uncertainties that affect the reported income and the extent to which income is so affected.

Amortizable intangible assets and long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge shall be recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Our management performed an impairment test for intangible assets and all long-lived assets as at December 31, 2010, 2011 and 2012 and recognized an impairment loss of RMB4.6 million, RMB56.8 million and nil in intangible assets in 2010, 2011 and 2012, respectively.

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

We recognize in our financial statements uncertainties in income taxes by prescribing a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken, or expected to be taken on a tax return, based on the standards of ASC subtopic 740-10 (“ASC 740-10”), Income taxes,. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than- not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standard Board issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect the adoption of this pronouncement to have a significant impact on its consolidated financial condition or results from operations, but we are considering its impact on the disclosure of our consolidated financial statements.

Results of Operations

	For the Year Ended December 31,
	2010	2010 to 2011 Percentage Change	2011	2011 to 2012 Percentage Change	2012
	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Income (Loss) Data
Net revenues:
Commissions and fees	1,233,297	22.5	1,510,886	4.6	1,580,234	253,645
Other service fees	640	804.5	5,789	1.6	5,883	944
Total net revenues	1,233,937	22.9	1,516,675	4.6	1,586,117	254,589
Operating costs and expenses:
Commissions and fees	(541,239)	47.2	(796,843)	36.3	(1,085,809)	(174,285)
Selling expenses	(60,055)	29.6	(77,802)	0.8	(78,449)	(12,592)
General and administrative expenses	(233,518)	42.7	(333,281)	6.8	(356,033)	(57,147)
Impairment losses on goodwill and intangible assets	(4,600)	22,889.6	(1,057,522)	(100.0)	—	—
Total operating costs and expenses	(839,412)	169.9	(2,265,448)	(32.9)	(1,520,291)	(244,024)
Income (loss) from operations	394,525	(289.8)	(748,773)	108.8	65,826	10,565
Other income, net:
Investment income	41,244	(100.0)	—	*	—	—
Interest income	26,771	94.4	52,031	73.6	90,323	14,498
Finance cost	(5)	(100.0)	—	100.0	(2,439)	(391)
Others, net	351	6,300.6	22,436	(70.0)	6,742	1,082
Income (loss) from continuing operations before income taxes and income of affiliates and discontinued operations	462,886	(245.7)	(674,306)	123.8	160,452	25,754
Income tax expense	(89,125)	(5.7)	(84,030)	(40.1)	(50,373)	(8,085)
Share of income of affiliates	12,904	10.4	14,246	2.9	14,658	2,353
Net income (loss) from continuing operations	386,665	(292.4)	(744,090)	116.8	124,737	20,022
Net income (loss) from discontinued operations, net of tax	29,665	330.0	127,553	(100)	—	—
Net income (loss)	416,330	(248.1)	(616,537)	120.2	124,737	20,022
Less: Net loss attributable to the noncontrolling interests	(5,978)	5,205.2	(317,163)	(98.2)	(5,773)	(926)
Net income (loss) attributable to the Company’s shareholders	422,308	(170.9)	(299,374)	143.6	130,510	20,948

*                 Not meaningful for analysis because the percentage change is mathematically undeterminable or involves a change from income or benefit to loss or expense, or vice versa.

Year ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Our total net revenues increased by 4.6% from RMB1.5 billion in 2011 to RMB1.6 billion (US$254.6 million) in 2012 primarily attributable to (i) rising property and casualty insurance commission rates, (ii) growth of recurring commissions of life insurance products and (iii) growth of automobile insurance-related claims adjusting business.

Operating Costs and Expenses

Commissions and Fees. Commissions and fees we incurred increased by 36.3% from RMB796.8 million in 2011 to RMB1.1 billion (US$174.3 million) in 2012. The increase was primarily due to an increase in commissions paid to our sales agents within the property and casualty segment as greater competition among property and casualty insurance companies has driven up commission rates in the automobile insurance market and increased competition largely resulting from telemarketing by other insurance companies has pushed up our per policy acquisition cost.

Selling Expenses. Our selling expenses increased by 0.8% from RMB77.8 million in 2011 to RMB78.4 million (US$12.6 million) in 2012 primarily due to slight sales growth.

General and Administrative Expenses. Our general and administrative expenses increased by 6.8% from RMB333.3 million in 2011 to RMB356.0 million (US$57.1 million) in 2012. This increase was primarily a result of the net effect of the following:

•                      an increase of 17.3% in share-based compensation expenses from RMB57.0 million for fiscal year 2011 to RMB66.9 million (US$10.7 million) in fiscal year 2012. Share-based compensation expenses for fiscal year 2012 were mainly associated with options granted to employees in March 2012, which were recognized on an accelerated basis. Share-based compensation expenses for fiscal year 2011 were mainly related to the cancellation of certain stock options in November 2011;

•                      11.4% increase in payroll expense from RMB100.7 million for fiscal year 2011 to RMB112.2 million (US$18.0 million) for the fiscal year 2012; offset by

•                      the recognition of approximately RMB10.0 million in financial advisor and legal fees incurred in the third quarter of 2011 in relation to a non-binding going-private proposal which was later withdrawn.

Impairment loss on goodwill and intangible assets. Impairment loss on intangible assets and goodwill was nil in 2012, as compared to impairment loss on intangible assets and goodwill of RMB1.1 billion in 2011, which reflected the expected adverse impact of the overall economic uncertainties in China, growth slowdown within the Chinese insurance market and our strategic business transition on our earnings in the next two to three years.

Income (Loss) from Operations. As a result of the foregoing factors, income from operations was RMB65.9 million (US$10.6 million) in 2012, compared to loss from operations of RMB749.8 million in 2011.

Interest Income. Our interest income increased from RMB52.0 million in 2011 to RMB90.3 million (US$14.5 million) in 2012. The increase in interest income was primarily due to (1) RMB10.3 million (US$1.7 million) in interest charged on the related parties for fiscal year 2012 and (2) increases in interest-bearing bank balances and bank interest rates from fiscal year 2011.

Non-operating Income (Expense), Net. Our other income, net, decreased by 70.0% from RMB22.4 million in 2011 to RMB6.7 million (US$1.1 million) in 2012 which mainly represented RMB4.5 million (US$0.7 million) refunds from the selling shareholder of an acquired subsidiary as the acquired subsidiary failed to achieve its performance targets. Non-operating income in 2011 mainly represented (i) RMB12.5 million (US$2.0 million) refunds from the selling shareholder of certain acquired subsidiaries as those acquired subsidiaries failed to achieve their performance targets; and (ii) RMB8.0 million cash bonus granted to one of our affiliated subsidiaries by the Shenzhen Municipal Government.

Income (Loss) from Continuing Operations before Income Taxes and Income of Affiliates and Discontinued Operations. As a result of the foregoing factors, our income from continuing operations before income taxes and income of affiliates and discontinued operations was RMB160.5 million (US$25.8 million) in 2012. In comparison, loss from continuing operations before income tax and income of affiliates and discontinued operations was RMB674.3 million in 2011.

Income Tax Expense. Our income tax expense in 2012 primarily consisted of current tax expenses of RMB 56.5 million (US$9.1 million) offset by deferred tax income of RMB6.1 million (US$1.0 million). In comparison, our income tax expense in 2011 primarily consisted of current tax expense of RMB100.5 million offset by a deferred tax income of RMB16.4 million. The decrease was primarily due to a decrease of taxable income in 2012 from 2011 and significant impairment losses on goodwill and intangible assets in 2011 which was not tax-deductible, offset by an increase of the preferential tax rate enjoyed by two of our subsidiaries from tax exemption to 12.5% starting from 2012.

Income (Loss) from Continuing Operations. As a result of foregoing factors, our income from continuing operations was RMB124.7 million (US$20.0 million) in 2012. In comparison, loss from continuing operations was RMB744.1 million in 2011.

Income from Discontinued Operations. Income from discontinued operations was nil in 2012, as compared to RMB127.6 million in 2011, representing the disposal gain from the sale of Datong.

Net Loss Attributable to the Noncontrolling Interests. We recorded RMB5.8 million (US$0.9 million) net loss attributable to noncontrolling interests in 2012. In comparison, we recorded RMB317.2 million net loss attributable to noncontrolling interests in 2011, primarily due to impairment loss in goodwill and intangible assets incurred by certain affiliated insurance agencies in which we owned majority interests.

Net Income (Loss) Attributable to the Company’s Shareholders. As a result of the foregoing, our net income attributable to our shareholders was RMB130.5 million (US$20.9 million) in 2012, compared to net loss attributable to our shareholders of RMB299.4 million in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our total net revenues increased by 22.9% from RMB1.2 billion in 2010 to RMB1.5 billion  in 2011 primarily attributable to (i) an increase in sales of insurance policies due to enhanced sales marketing efforts with the number of sales agents increasing by 21.4% from 37,994 as of December 31, 2010 to 46,137 as of December 31, 2011 and the number of sales outlets increasing by 9.6% from 552 as of December 31, 2010 to 605 as of December 31, 2011, (ii) rising property and casualty insurance commission rates and (iii) growth of recurring commissions of life insurance products.

Operating Costs and Expenses

Commissions and Fees. Commissions and fees we incurred increased by 47.2% from RMB541.2 million in 2010 to RMB796.8 million in 2011 primarily due to (i) growth of our sales force and sales volume, and (ii) increases in policy acquisition costs and commission costs.

Selling Expenses. Our selling expenses increased by 29.6% from RMB60.1 million in 2010 to RMB77.8 million in 2011 primarily due to sales growth and an increase in expenses incurred in connection with the establishment of new outlets and payroll increase.

General and Administrative Expenses. Our general and administrative expenses increased by 42.7% from RMB233.5 million in 2010 to RMB333.3 million in 2011. This increase was primarily a result of the following:

•                      an increase of 156.6% in share-based compensation expenses from RMB22.2 million for fiscal year 2010 to RMB57.0 million in fiscal year 2011, primarily associated with the grant of stock options in April of 2011 and the cancellation of certain options in November of 2011;

•                      an increase of 30.9% in amortization of intangible assets from RMB20.2 million for fiscal year 2010 to RMB26.5 million in fiscal year 2011, largely as a result of the acquisitions we made in 2011; and

•                      RMB10.0 million in one-off professional fees incurred in relation to the non-binding going-private proposal which we received on May 14, 2011 and was withdrawn on September 15, 2011.

Impairment loss on goodwill and intangible assets. Impairment loss on intangible assets and goodwill was RMB1.1 billion, which reflected the expected adverse impact of the overall economic uncertainties in China, growth slowdown within the Chinese insurance market and our strategic business transition on our earnings in the next two to three years.

Income (Loss) from Operations. As a result of the foregoing factors, loss from operations was RMB748.8 million for fiscal year 2011, compared to income from operations of RMB394.5 million in fiscal year 2010.

Investment Income. Our investment income for 2011 was nil, compared to RMB41.2 million in 2010, representing gains from re-measuring the 10% equity interest we formerly held in Hebei Fanlian, Ningbo Baolian, Shandong Mintai and the 5% equity interest we formerly held in Shenyang Fangda Insurance Agency Co., Ltd.

Interest Income. Our interest income for 2011 was RMB52.0 million, representing an increase of 94.4% from RMB26.8 million in 2010.

Non-operating Income (Expense), Net. Our other income, net, increased by 6,300.6% from RMB0.4 million in 2010 to RMB22.4 million in 2011 which mainly included: (i) RMB12.5 million (US$2.0 million) refunds from the selling shareholder of certain acquired subsidiaries as those acquired subsidiaries failed to achieve their performance targets; and (ii) RMB8.0 million cash bonus granted to one of our affiliated subsidiaries by the Shenzhen Municipal Government during the third quarter of 2011.

Income (Loss) from Continuing Operations before Income Taxes and Income of Affiliates and Discontinued Operations. As a result of the foregoing factors, our loss from continuing operations before income taxes and income of affiliates and discontinued operations was RMB674.3 million in 2011. In comparison, income from continuing operations before income tax and income of affiliates and discontinued operations was RMB462.9 million in 2010.

Income Tax Expense. Our income tax expense in 2011 primarily consisted of current tax expenses of RMB100.5 million offset by a deferred tax income of RMB16.4 million. In comparison, our income tax expense in 2010 primarily consisted of current tax expense of RMB87.8 million and deferred tax expense of RMB1.3 million, representing a decrease of 5.7% from 2010 to 2011.

Income (Loss) from Continuing Operations. As a result of foregoing factors, our loss from continuing operations was RMB744.1 million in 2011. In comparison, income from continuing operations was RMB386.7 million in 2010.

Income (Loss) from Discontinued Operations. We recorded RMB127.6 million loss from discontinued operations, representing the disposal gain from the sale of Datong, an increase of 330.0% from RMB29.7 million in 2010.

Net Loss Attributable to the Noncontrolling Interests. We recorded RMB317.2 million net loss attributable to noncontrolling interests in 2011, primarily due to impairment loss in goodwill and intangible assets incurred by certain affiliated insurance agencies in which we owned majority interests. In comparison, we recorded RMB6.0 million net loss attributable to noncontrolling interests in 2010.

Net Income (Loss) Attributable to the Company’s Shareholders. As a result of the foregoing, our net loss attributable to our shareholders was RMB299.4 million for fiscal year 2011, compared to net income attributable to our shareholders of RMB422.3 million in fiscal year 2010.

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

	Year Ended December 31,
	2010	2010 to 2011 Percentage Change	2011	2011 to 2012 Percentage Change	2012
	RMB	%		%	RMB	US$
	(in thousands except percentages)
Net revenues:
Property and casualty	821,259	25.7	1,032,594	5.6	1,090,205	174,990
Life	235,584	17.3	276,402	(1.3)	272,755	43,780
Claims adjusting	177,094	14.1	202,003	7.7	217,497	34,911
Other	—	*	5,676	(0.3)	5,660	908
Total net revenues	1,233,937	22.9	1,516,675	4.6	1,586,117	254,589
Operating costs and expenses:
Property and casualty	(389,266)	317.8	(1,626,472)	(44.0)	(911,330)	(146,278)
Life	(194,612)	26.2	(245,571)	8.3	(266,062)	(42,706)
Claims adjusting	(156,825)	55.0	(243,072)	(23.2)	(186,694)	(29,967)
Other	(98,709)	52.3	(150,333)	3.9	(156,205)	(25,073)
Total operating costs and expenses	(839,412)	169.9	(2,265,448)	32.9	(1,520,291)	(244,024)
Income (Loss) from operations:
Property and casualty	431,993	(237.5)	(593,878)	130.1	178,875	28,712
Life	40,972	(24.8)	30,831	(78.3)	6,693	1,074
Claims adjusting	20,269	(302.6)	(41,069)	175.0	30,803	4,944
Other	(98,709)	46.5	(144,657)	4.1	(150,545)	(24,165)
Total income (loss) from operations	394,525	(289.8)	(748,773)	108.8	65,826	10,565

Year ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues

Net revenues from our property and casualty insurance segment increased by 5.6% from RMB1.0 billion in 2011 to RMB1.1 million (US$175.0 million) in 2012. The increase primarily resulted from a slight rise in property and casualty insurance commission rates in 2012.

Net revenues from our life insurance segment slightly decreased by 1.3% from RMB276.4 million in 2011 to RMB272.8 million (US$43.8 million) in 2012. The decrease was primarily attributable to the decline in the sales of new life insurance policies.

Net revenues from our claims adjusting segment increased by 7.7% from RMB202.0 million in 2011 to RMB217.5 million (US$34.9 million) in 2012. The increase primarily resulted from (i) increased productivity of claims adjustors; and (ii) enhanced cooperation with the property and casualty segment which referred claims adjusting business to our claims adjusting firms.

Net revenues from other services decreased by 0.3% from RMB5.7 in 2011 to RMB5.7 million (US$0.9 million) in 2012. Other services in 2012 represented IT services provided to an affiliate.

Operating Costs and Expenses

Operating costs and expenses for our property and casualty insurance segment decreased by 44.0% from RMB1.6 billion in 2011 to RMB911.3 million (US$146.3 million) in 2012. The significant decrease was primarily due to the recognition of an impairment loss of RMB992.7 million and nil in 2011 and 2012, respectively, offset by increase in commissions and fees paid to our property and casualty insurance sales agents, which reflected higher commission rates in the automobile insurance market and higher policy acquisition costs due to increased competition from telemarketing by insurance companies.

Operating costs and expenses for our life insurance segment increased by 8.3% from RMB245.6 million in 2011 to RMB266.1 million (US$42.7 million) in 2012. The increase was primarily due to increase in commissions and fees paid to sales agents and other operational cost such as rental expenses.

Operating costs and expenses for our claims adjusting segment decreased by 23.2% from RMB243.1 million in 2011 to RMB186.7 million (US$30.0 million) in 2012. The decrease was primarily due to the recognition of an impairment loss RMB63.2 million and nil in 2011 and 2012, respectively, offset by an increase in commissions and fees paid to claims adjustors and related services costs, which was in line with the increase in revenues.

Income (loss) from Operations

As a result of the foregoing factors, income from operations for our property and casualty insurance segment increased by 130.1% from an operating loss of RMB593.9 million in 2011 to an operating income of RMB178.9 million (US$28.7 million) in 2012.

Income from operations for our life insurance segment singnificantly decreased by 78.3% from RMB30.8 million in 2011 to RMB6.7 million (US$1.1 million) in 2012.

Income from operations for our claims adjusting segment is RMB30.8 million in 2012, compared to an operating loss of RMB41.1 million in 2011.

Year ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues

Net revenues from our property and casualty insurance segment increased by 25.7% from RMB821.3 million in 2010 to RMB1.0 billion in 2011. The increase primarily resulted from increased sales and rising property and casualty insurance commission rates in 2011.

Net revenues from our life insurance segment increased by 17.3% from RMB235.6 million in 2010 to RMB276.4 million in 2011. The increase was primarily attributable to growth in recurring commissions of long term life insurance products with a periodic premium payment schedule.

Net revenues from our claims adjusting segment increased by 14.1% from RMB177.1 million in 2010 to RMB202.0 million in 2011. The increase primarily resulted from (i) increased productivity of claims adjustors; and (ii) enhanced cooperation with the property and casualty segment which referred claims adjusting business to our claims adjusting firms.

Other revenue in 2011 mainly represents RMB5.0 million in IT services provided to an affliate with the remaining RMB0.7 million coming from unrelated third parties.

Operating Costs and Expenses

Operating costs and expenses for our property and casualty insurance segment increased by 317.8% from RMB389.3 million in 2010 to RMB1.6 billion in 2011. The significant increase was primarily due to (i) increase in commissions and fees paid to our property and casualty insurance sales agents, which reflected higher labor costs and higher policy acquisition costs; (ii) the recognition of a RMB992.7 million impairment loss in respect of goodwill and intangible assets in the property and casualty insurance segment which reflected our forecast of slower growth in the segment’s earnings in the next two to three years.

Operating costs and expenses for our life insurance segment increased by 26.2% from RMB194.6 million in 2010 to RMB245.6 million in 2011. The increase was primarily due to (i) the establishment of additional branches and sales outlets, and (ii) the recognition of RMB1.6 million impairment loss in respect of intangible assets in the life insurance segment which reflected our forecast of slower growth in certain life insurance entities.

Operating costs and expenses for our claims adjusting segment increased by 55.0% from RMB156.8 million in 2010 to RMB243.1 million in 2011. The increase was primarily due to (i) an increase in commissions and fees paid to claims adjustors and related services costs, which was in line with the increase in revenues; and (ii) the recognition of a RMB63.2 million impairment loss in respect of goodwill and intangible assets in the claims adjusting segment which reflected our forecast of slower growth in the segment’s earnings in the next two to three years.

Income (loss) from Operations

As a result of the foregoing factors, loss from operations for our property and casualty insurance segment recorded an operating loss of RMB593.9 million in 2011, compared to an operating income of RMB432.0 million in 2010. Income from operations for our life insurance segment decreased by 24.8% from RMB41.0 million in 2010 to RMB30.8 million in 2011. Loss from operations for our claims adjusting segment is RMB41.1 million, compared to an operating income of RMB20.3 million in 2010.

Inflation

Inflation in China has impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China changed by 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. Our operating costs and expenses, such as sales agent and employee compensation and office operating expenses, increased significantly as a result of higher inflation in 2011 and 2012. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation significantly reduced the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China. If high inflation persists in China in the future, our operational results may continue to be significantly affected.

Foreign Currency

The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB6.2328 per U.S. dollar in December 2012. The fluctuation of the exchange rate between the RMB and U.S. dollar and HK dollar resulted in foreign currency translation loss of RMB2.5 million (US$0.4 million) in 2012, when we translated our financial assets from U.S. dollar and HK dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

B.                Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities. As of December 31, 2012, we had RMB2.5 billion (US$405.4 million) in cash. Our cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to fund acquisitions, construction of a nationwide operating platform, development of an e-commerce platform, establishment of sales outlets, working capital requirements, purchases of automobiles and office equipment, office renovation and rental deposits. Although we consolidate the results of our PRC affiliated entities, we do not have direct access to their cash and cash equivalents or future earnings. But we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we receive quarterly fees from some of these affiliated entities in exchange for certain consulting and other services provided by us. See “Item 4. Information on the Company—C. Organizational Structure.” We expect to require cash to fund our ongoing business needs, particularly the further expansion of our distribution and service network and development of an e-commerce insurance platform.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	366,665	491,400	157,808	25,330
Net cash (used in) generated from investing activities	(400,021)	(46,023)	234,914	37,706
Net cash generated from (used in) financing activities	511,168	(129,810)	(86,696)	(13,916)
Net increase in cash and cash equivalents	477,812	315,567	306,026	49,120
Cash and cash equivalents at the beginning of the year	1,457,890	1,924,884	2,222,160	356,681
Cash and cash equivalents at the end of the year	1,924,884	2,222,160	2,525,618	405,390

Operating Activities

Net cash generated from operating activities amounted to RMB157.8 million (US$25.3 million) for the year ended December 31, 2012, primarily attributable to (i) a net income of RMB124.7 million (US$20.0 million); and (ii) RMB66.9 million (US$10.7 million) of share-based compensation cost, RMB26.3 million (US$4.2 million) of depreciation of fixed assets and RMB15.3 million (US$2.5 million) of amortization of acquired intangible assets, which were included in net income but did not affect cash flow during the period, offset by (i) share of income of affiliates amounting RMB14.7 million (US$2.4 million), which was also included in net income but did not have cash flow effect during the period; and (ii) an increase of RMB34.4 million (US$5.5 million) in accounts receivable, which negatively affected operating cash flow, primarily as a result of more bonuses due from insurance companies not yet collected as of December 31, 2012.

Net cash generated from operating activities amounted to RMB491.4 million for the year ended December 31, 2011, primarily attributable to (i) a net loss of RMB616.5 million; (ii) a significant increase of RMB1.1 billion in impairment loss in respect of goodwill and intangible assets, RMB27.4 million of depreciation of fixed assets, RMB26.5 million of amortization of acquired intangible assets and RMB57.0 million of share-based compensation expenses, which were included in net loss but did not affect cash flow during the period; (iii) an increase of RMB33.7 million in accounts payable primarily as a result of increased revenue and expanded operation; and (iv) an increase of RMB65.1 million in other payables and accrued expenses; and (v) gain on disposal of subsidiaries of RMB127.6 million, which was included in net loss but not related to operating activities.

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

Investing Activities

Net cash generated from investing activities for the year ended December 31, 2012 was RMB234.9 million (US$37.7 million), primarily attributable to (i) net repayment of RMB205.9 million (US$33.0 million) from an affiliate, Sincere Fame, during the year, (ii) proceeds from disposal of short term investments of RMB71.1 million (US$11.4 million), (iii) return of contingent consideration related to prior acquisition of RMB12.5 million (US$2.0 million) offset by purchases of short term investments and office equipments of RMB40.6 million (US$6.5 million) and RMB11.6 million (US$1.9 million), respectively.

Net cash used in investing activities for the year ended December 31, 2011 was RMB46.0 million, primarily attributable to (i) net proceeds from the disposal of subsidiaries including Datong in the amount of RMB390.8 million during the year; (ii) a RMB331.9 million loan to Sincere Fame, in which we owned 20.6% equity interest, as at December 31, 2011; (iii) the payment of RMB50.0 million for the acquisition of Dongguan Zhongxin and Guangzhou Huajie and (iv) payment of RMB32.7 million for short-term investments during the year.

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

Financing Activities

Net cash used in financing activities was RMB86.7 million (US$13.9 million) for the year ended December 31, 2012, primarily attributable to (i) payment of RMB90.5 million (US$14.5 million) for acquisitions of noncontrolling interests in subsidiaries; and (ii) a share repurchase amounting to RMB9.2 million (US$1.5 million), partially offset by capital injection from noncontrolling interests of RMB12.7 million (US$2.0 million).

Net cash used in financing activities was RMB129.8 million for the year ended December 31, 2011, primarily attributable to (i) a final payment of RMB100.0 million for the contingent consideration for the acquisition of a 55% equity interests in Datong in November 2008 as part of the disposal transactions; (ii) payment of RMB28.3 million for the acquisition of additional equity interests in three affiliated majority-owned subsidiaries; and a share repurchase amounting to RMB13.7 million.

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

Capital Expenditures

We incurred capital expenditures of RMB24.4 million, RMB20.9 million and RMB41.5 million (US$6.7 million) for the years ended December 31, 2010, 2011 and 2012, respectively. Our capital expenditures have been used primarily to construct our operating platform including our Core Business System and ERP-based financial and accounting system, construct our e-commerce insurance platform and to purchase automobiles and office equipment for newly established insurance intermediary companies. We estimate that our capital expenditures will increase in the following two or three years as we further expand our distribution and service network, improve our unified operating platform and construct our e-commerce insurance platform. We anticipate funding our future capital expenditures primarily with net cash flows from financing and operating activities.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China and our consolidated affiliated entities, Yihe Investment, Xinbao Investment and their subsidiaries. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries and consulting and service fees paid by the subsidiaries of CNinsure Group Company, Yihe Investment and Xinbao Investment. If our subsidiaries or any consolidated affiliated subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of EIT on dividend derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividend distributed by such foreign-invested enterprises. Aggregate undistributed earnings of our subsidiaries in the PRC that are available for distribution to us are considered to be indefinitely reinvested and accordingly, no provision for the withholding tax has been made. As of December 31, 2012, our restricted net asset was RMB1.9 billion (US$305.4 million). This amount is composed of the registered equity of our PRC subsidiaries and consolidated affiliated entities and the statutory reserves described above.

C.                Research and Development, Patents and Licenses, etc.

None.

D.                Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                  Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)

Operating lease obligations	49,138	21,067	19,782	8,289	nil
Purchase obligations (1)	nil	nil	nil	nil	nil
Total	49,138	21,067	19,782	8,289	nil

(1)         Represents payment commitment in connection with the construction of our Core Business System and ERP-based financial and accounting system.

Not included in the table above are uncertain tax liabilities of RMB47.6 million (US$7.6 million). As we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, such liabilities are excluded from the contractual obligations table above.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2012.

Item 6.                       Directors, Senior Management and Employees

A.                Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chunlin Wang	43	Chief Executive Officer
Qiuping Lai	59	President and Director
Peng Ge	42	Chief Financial Officer
Yinan Hu	47	Chairman
Xiaojun Shang.	40	Director
Yunxiang Tang	67	Independent Director
Stephen Markscheid.	59	Independent Director
Allen Warren Lueth	44	Independent Director
Mengbo Yin	57	Independent Director

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

Ms. Xiaojun Shang has been our director since August 2012. Ms. Shang has been an executive director of CDH Investments Management (Hong Kong) Limited, an asset management company based in Hong Kong, since October 2010. Prior to that, She was an executive director of CDH Investment Advisory Private Limited, a private equity fund management company based in Singapore, from 2009 to 2010, a vice president of CDH Investments Management (Hong Kong) Limited from 2007 to 2009 and a vice president of CDH China Management Company Limited from 2003 to 2007. Prior to joining CDH China Management Company Limited in 2003, Ms. Shang was an assistant vice president of GIC Special Investments’ Asia Pacific private equity group, focusing on direct investment opportunities in China. From 1997 to 2001, she worked for DBS Land Limited and CapitaLand Residential Limited in business development, strategic planning, asset management and corporate planning areas. Ms. Shang graduated with a Bachelor’s degree in Business Administration with first class honors in 1996 from the National University of Singapore.

Mr. Yunxiang Tang, a senior economist, has been our independent director since May 2012. Mr. Tang served as general manager of the People’s Insurance Company (Group) of China Limited and chairman of the Board of Directors of PICC Property and Casualty Company Limited, PICC Asset Management Company Limited, PICC Life Insurance Company Limited and PICC Health Insurance Company Limited from 2000 to 2007. He was the president of Insurance Association of China from 2001 to 2003 and vice chairman of the China Insurance Regulatory Commission from 1998 to 2000. Prior to that, he served in different senior leadership roles in the financial regulatory authorities, including assistant governor of the People’s Bank of China, or the PBOC, head of the PBOC Guangdong Branch and chief of State Administration of Foreign Exchange, Guangdong Branch.

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

Mr. Allen Lueth has been our independent director since August 2007. Since December 2010, he has been the head of finance of Cardinal Health China, one of the world’s leading pharmaceutical distributors, which acquired Zuellig Pharma China in November 2010. Prior to that, he was the vice president of finance and strategy of Zuellig Pharma China, a private company focused on pharmaceutical distribution, and was its chief financial officer from 2005 to February 2009. Mr. Lueth worked for GE Capital from 1998 to 2004 in a variety of roles, including chief financial officer and chief executive officer for the Taiwan operations, and the representative for China. Earlier, he served with Coopers & Lybrand as an auditor. Mr. Lueth obtained his certificate as a certified public accountant in 1991 and a certified management accountant in 1994. Mr. Lueth received his bachelor of science in accounting degree from the University of Minnesota and an MBA degree from the J.L. Kellogg School of Management.

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

B.                Compensation

In 2012, the aggregate cash compensation, including reimbursement of expenses, to our executive officers was approximately RMB2.4 million (US$0.4 million), and the aggregate cash compensation to our non-executive directors was approximately RMB1.2 million (US$0.2 million).

Share Incentives

2007 Share Incentive Plan

Our 2007 share incentive plan is intended to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 136,874,658 ordinary shares for issuance under our 2007 share incentive plan, which was approximately 15% of our outstanding ordinary shares at the time we authorized the number of ordinary shares reserved for issuance.

On November 21, 2008, our board of directors approved the grant of options to purchase an aggregate of 32,000,000 ordinary shares to various directors, officers and employees pursuant to the 2007 share incentive plan. The exercise price of these options is US$0.28 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). The options are scheduled to vest over a four-year period starting from March 31, 2010, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. As of December 31, 2012, option to purchase 2,553,440 ordinary shares had been exercised. Options to purchase 872,680 ordinary shares were forfeited due to a cessation of the option holders’ employment.

On March 9, 2009, our board of directors voted to grant options to purchase an aggregate of 10,000,000 ordinary shares to employees under the amended and restated 2007 share incentive plan. The exercise price of these options is US$0.34 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). These options are scheduled to vest over a four-year period starting from March 31, 2010, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. As of December 31, 2012, option to purchase 1,240,480 ordinary shares had been exercised. Options to purchase 1,309,220 ordinary shares were forfeited due to a cessation of the option holders’ employment.

On February 8, 2010, our board of directors approved the grant of options to purchase an aggregate of 48,000,000 ordinary shares to various directors, officers and employees pursuant to the amended and restated 2007 Share Incentive Plan. The exercise price of these options is US$0.84 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). These options were scheduled to vest over a four-year period starting from March 31, 2011, subject to the achievement of certain key performance indicators by the option holders and their continued employment with the Company. No option had been exercised. Options to purchase 20,328,116 ordinary shares were forfeited due to a cessation of the option holders’ employment and failure to fulfill certain key performance indicators by certain option holders during 2011. Options to purchase an aggregate of 27,671,884 ordinary shares were cancelled in November 2011.

On April 28, 2011, our board of directors approved the grant of options to purchase an aggregate of 28,400,000 ordinary shares to certain directors, officers and employees pursuant to the amended and restated 2007 Share Incentive Plan. The exercise price of these options is US$0.73 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to one ADS ratio). These options were scheduled to vest over a four-year period starting from March 31, 2012, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. No option had been exercised. Options to purchase 11,425,400 ordinary shares were forfeited due to a cessation of the option holders’ employment and failure to fulfill certain key performance indicators by certain option holders during 2011. Options to purchase an aggregate of 16,974,600 ordinary shares were cancelled in November 2011.

On March 12, 2012, pursuant to the amended and restated 2007 Share Incentive Plan, our board of directors approved the grant of options to certain directors, officers, key employees and sales agents to purchase an aggregate of 93,445,000 ordinary shares at an exercise price of US$0.30 per ordinary share and to two independent directors who are residents of the United States an aggregate of 3,200,000 ordinary shares at an exercise price of US$0.31 per ordinary share. These options are scheduled to vest over a five-year period starting from May 31, 2012, subject to the achievement of certain key performance indicators by certain option holders and all option holders’ continued employment with us. As of the effective date of the option grant, outstanding and exercised options have reached 136,874,658, which is the maximum number of ordinary shares reserved for issuance under the 2007 Share Incentive Plan.

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

As of March 31, 2013, options to purchase 132,891,231 ordinary shares of CNinsure were outstanding. The following table summarizes, as of March 31, 2013, the outstanding options that we granted to our directors and executive officers and to other individuals as a group.

Name	Options Outstanding		Exercise Price (Per Ordinary Share)		Grant Date	Expiration Date
Chunlin Wang	4,000,000		US$	0.3000	March 12, 2012	March 12, 2022
	2,050,000		US$	0.2780	November 21, 2008	March 31, 2015
Qiuping Lai	4,000,000		US$	0.3000	March 12, 2012	March 12, 2022
	3,400,000		US$	0.2780	November 21, 2008	March 31, 2015
Peng Ge	4,000,000		US$	0.3000	March 12, 2012	March 12, 2022
	3,350,000		US$	0.2780	November 21, 2008	March 31, 2015
Yinan Hu	4,000,000		US$	0.3000	March 12, 2012	March 12, 2022
	4,500,000		US$	0.2780	November 21, 2008	March 31, 2015
Xiaojun Shang	—			—	—	—
Yunxiang Tang	800,000		US$	0.3000	March 12, 2012	March 12, 2022
Stephen Markscheid	1,600,000		US$	0.3135	March 12, 2012	March 12, 2022
	600,000		US$	0.2780	November 21, 2008	March 31, 2015
Allen Warren Lueth	1,600,000		US$	0.3135	March 12, 2012	March 12, 2022
	600,000		US$	0.2780	November 21, 2008	March 31, 2015
Mengbo Yin	1,600,000		US$	0.3000	March 12, 2012	March 12, 2022
	400,000		US$	0.2780	November 21, 2008	March 31, 2015
Other individuals as a group	74,614,420		US$	0.3000	March 12, 2012	March 12, 2022
	7,450,300		US$	0.3360	March 09, 2009	March 31, 2015
	13,673,880		US$	0.2780	November 21, 2008	March 31, 2015
	652,631	(1)	RMB	2.3214	February 03, 2007	February 1, 2017

(1)         Remaining unexercised options held by Mr. David Tang, our former Chief Financial Officer.

On March 29, 2012, the shareholders of Inscom Holdings, a subsidiary in which we hold 65.1% equity interests, adopted a share incentive plan, under which a maximum number of 202,400,000 orindary shares of Inscom Holdings can be granted as options, equal to 20% of the total number of ordinary shares outstanding of Inscom Holdings as at March 28, 2012.

On April 2, 2012, Inscom Holdings granted options  to purchase 36,515,586 ordinary shares of Inscom Holdings to certain property and casualty insurance sales agents and options to purchase 24,492,750 ordinary shares of Inscom Holdings to certain employees of Inscom Holdings and the headquarter at an excercise price of RMB1.00 per ordinary share. Pursuant to the option agreements entered into between Inscom Holdings and the option grantees, the options are scheduled to vest over a two-year period from 2012 to 2013. The number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued employment.

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

In compliance with Rule 5605 of the Nasdaq Listing Rules, a majority of our directors and all of the committee members of our board of directors are independent directors. During 2012, our board of directors met in person or passed resolutions by unanimous written consent eight times. In addition, our independent directors held executive sessions without the presence of executive directors and executives twice during 2012. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

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

In 2012, our audit committee held meetings or passed resolutions by unanimous written consent five times.

Compensation Committee. Our compensation committee consists of Stephen Markscheid (chairman), Allen Lueth and Yunxiang Tang, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2012, our compensation committee held meetings or passed resolutions by unanimous written consent four times.

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

In 2012, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent four times.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty of loyalty to act honestly, in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time. In certain limited circumstances, it may be possible for our shareholders to bring a derivative action on behalf of our company if a duty owed by the directors to our company is breached.

Terms of Directors and Executive Officers

All directors hold office until their successors have been duly elected and qualified. Outside of certain specified circumstances, including a director becoming bankrupt or of unsound mind or being absent from board meetings without special leave of absence for six consecutive months, a director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors. We do not have contracts in place with any of our directors providing for benefits upon termination of employment. For the period during which the directors and executives have served in the office, please see “Item 6. Directors, Senior Management and Employees—D. Directors and Senior Management.”

D.                Employees

Employees, Sales Agents and Training

We had 4,000, 4,147 and 4,108 employees, which excluded the employees of Datong, as of December 31, 2010, 2011 and 2012, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees by function as of December 31, 2012:

	Number of Employees	% of Total
Management and administrative staff	2287	55.7%
Financial and accounting staff	389	9.5%
Sales and marketing staff	145	3.5%
Professional claims adjustors	1,287	31.3%
Total	4,108	100.0%

As of December 31, 2010, 2011 and 2012, we had contractual relationships with 37,849, 46,026 and 46,795 sales agents, which excluded the sales agents of Datong, respectively. The sales agents are not our employees and are only compensated by commissions. For the sale of each property and casualty insurance policy or life insurance policy with a single premium payment schedule, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each life insurance policy with a periodic premium payment schedule, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period.

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

E.                 Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares, as of March 31, 2013, by:

•                       each of our current directors and executive officers; and

•                       each person known to us to own beneficially more than 5% of our shares.

As of March 31, 2013, there were 998,861,526 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned(1) (2)
	Number	%
Directors and Executive Officers:
Chunlin Wang	*	*
Qiuping Lai(3)	30,121,200	3.0
Peng Ge(4)	12,389,340	1.2
Yinan Hu(5)	199,368,110	19.8
Xiaojun Shang	—	—
Yunxiang Tang	*	*
Stephen Markscheid	*	*
Allen Warren Lueth	*	*
Mengbo Yin	*	*
All Directors and Executive Officers as a Group(6)	253,171,670	24.8

Principal Shareholders:
Sea Synergy Limited (7)	183,198,110	18.3
CDH Inservice Limited(8)	165,963,980	16.6
S. Donald Sussman(9)	68,487,280	6.9
Norges Bank (the Central Bank of Norway)(10)	78,300,000	7.8
FMR LLC(11)	66,554,300	6.7

*                 Less than 1% of our total outstanding ordinary shares.

†                 Except for Ms. Shang and independent directors, the business address of our directors and executive officers is c/o 22/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China.

(1)         The number of shares beneficially owned by each director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after March 31, 2013.

(2)        Percentage of beneficial ownership of each director and executive officer is based on 998,861,526 ordinary shares outstanding as of March 31, 2013 and the number of ordinary shares underlying options held by such person that have vested or will vest within 60 days after March 31, 2013.

(3)         Includes 16,572,440 ordinary shares, 8,548,760 ordinary shares in the form of ADSs of our Company and 5,000,000 ordinary shares issuable upon exercise of options within 60 days after March 31, 2013 held by Mr. Lai who is the sole shareholder of High Rank Investments Limited, or High Rank Investments. High Rank Investments holds approximately 69.4% of the total outstanding shares of Kingsford Resources. Kingsford Resources holds 23,883,560 ordinary shares and 12,320,000 ordinary shares in the form of ADSs of our company. Mr. Lai disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(4)         Mr. Ge holds approximately 67.3% of the total outstanding shares of Better Rise Investments which owns approximately 30.6% of Kingsford Resources. Therefore, Mr. Ge may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 4,907,800 ordinary shares and 2,531,540 ordinary shares in the form of ADSs of our company. 4,950,000 ordinary shares held by Mr. Ge are issuable upon exercise of options within 60 days after March 31, 2013. Mr. Ge disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(5)         Includes 183,198,110 ordinary shares, 6,100,000 ordinary shares issuable upon exercise of options within 60 days after March 31, 2013 held by Mr. Hu and 10,070,000 ordinary shares in the form of ADSs of our Company acquired by Mr. Hu on the open market.  The 183,198,110 ordinary shares of our Company are directly held by Sea Synergy Limited, or Sea Synergy. Mr. Hu and his wife hold 98.6% and 1.4% of the total outstanding shares, respectively, of Sea Synergy. Mr. Hu disclaims beneficial ownership of all of our shares held by Sea Synergy except to the extent of his pecuniary interest therein. 54,959,433 ordinary shares beneficially owned by Mr. Hu through Sea Synergy have been pledged under a loan from an individual, entered into in November 2012 for a term of one year.

(6)         Includes ordinary shares beneficially owned by all of our directors and executive officers as a group and ordinary shares underlying all options held by such persons that have vested or will vest within 60 days after March 31, 2013.

(7)          The 183,198,110 ordinary shares of our Company are directly held by Sea Synergy. Mr. Hu and his wife hold approximately 98.6% and 1.4% of the total outstanding shares, respectively, of Sea Synergy. The registered address of Sea Synergy is P.O.Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)          Includes 91,600,000 ordinary shares and 74,363,980 ordinary shares in the form of ADSs of our Company held by CDH Inservice, a British Virgin Islands company. All of the issued and outstanding shares of CDH Inservice are owned by CDH China Growth Capital Fund II, L.P., or CDH Fund II, a Cayman Islands exempted limited partnership. CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. The business address of CDH Inservice is One Temasek Avenue #18-02, Millenia Tower, Singapore 039192.

(9)          As reported on Schedule 13D/A filed by Cathay Capital Holdings II, L.P., or Cathay Capital, on January 8, 2013, the number includes (1) 21,511,600 ordinary shares in the form of ADS of our Company directly held by Mr. Sussman, (2) 271,320 ordinary shares in the form of ADS of our Company held by a grantor retained annuity trust, of which Mr. Sussman is a co-trustee, acquired through transfers of ordinary shares from Mr. Sussman to the grantor retained annuity trust, (3) 4,292,420 ordinary shares in the form of ADSs of our Company held by Caremi Partners Ltd., of which Mr. Sussman is the sole shareholder, (4) 10,013,120 ordinary shares in the form of ADS of our Company directly held collectively by Paloma Partners LLC, or Paloma Partners, and Paloma International Limited, or Paloma Limited. Mr. Sussman is Chairman and founder of Paloma Partners Management Company, or PPMC, and co-owns PPMC with certain of its senior employees. PPMC is the special member of Paloma Partners, provides advisory and non-advisory services to Paloma Limited and Paloma Partners based on a services agreement, (5) 32,294,420 ordinary shares of in the form of ADS of our Company directly held by Cathay Capital. Mr. Sussman is the co-owner of Cathay Master GP, Ltd., the general partner of Cathay Capital. He is also the owner of New China Capital Management, LP, the investment manager for Cathay Capital, and (6) 104,400 ordinary shares in the form of ADS of our Company directly held by Cathay Investment Fund, Limited, or CIF. Mr. Sussman directly and/or indirectly owns 50% of New China Investment Management, Inc., the investment manager for CIF. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2013. The business address of Mr. Sussman is 6100 Red Hook Quarters, Suite C1-C6 St. Thomas, United Virgin Islands 00802-1348.

(10)   Represents 78,300,000 ordinary shares in the form of ADSs of our Company held by Norges Bank, as reported on Schedule 13G/A filed by Norges Bank on February 7, 2013. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2013. The address of Norges Bank is Bankplassen 2, PO Box 1179 Sentrum, NO 0107 Oslo, Norway.

(11)   Represents 66,554,300 ordinary shares in the form of ADSs of our Company held by FMR LLC, as reported on Schedule 13G/A filed by FMR LLC on February 14, 2013. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2013. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts, USA.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2013, J.P. Morgan Chase Bank, N.A., or J.P. Morgan, the depositary for our ADS program, is our only record holder in the United States, holding approximately 70.0% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

Item 7.                       Major Shareholders and Related Party Transactions

A.                Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.                Related Party Transactions

Amounts Due from an Affiliate and its Subsidiaries

We agreed to grant a revolving loan with a maximum amount of US$50.0 million (equivalent to RMB318.0 million as per the agreement) to Sincere Fame, and its subsidiaries pursuant to a facility letter, or the Facility entered in October 2011. The facility is valid for two years and can be renewed upon mutual agreement. On January 1, 2012, we and Sincere Fame further entered into a supplemental loan agreement, which established the legal rights to offset the interests and amounts receivable and payable between us and Sincere Fame, and all subsidiaries of us and Sincere Fame. As of December 31, 2012, the amounts due from Sincere Fame and its subsidiaries represented RMB91.3 million (US$14.7 million) principal receivable and RMB9.4 million (US$1.5 million) interest. These amounts are unsecured, bear interest at 7.3% and are repayable at the end of the two-year term of the Facility.

Amounts Due from/to Noncontrolling Shareholders

We granted a revolving loan with a maximum amount of RMB50.0 million (US$ 8.0 million) to Jintaiping pursuant to a facility letter entered in June 2012. We own an equity interest of 19.5% of Jintaiping and Jintaiping is also the non-controlling interest shareholder of one of our subsidiaries. The loan is valid for one year and bears interest at a rate of 8% annually. As of December 31, 2012, the amounts due from noncontrolling shareholders represented RMB44.4 million (US$7.1 million) of principal receivable and RMB2.2 million (US$0.3 million) interest receivable from Jintaiping, and RMB4.5 million (US$0.7 million) of acquisition consideration refund receivable from the selling shareholder of one of our subsidiaries acquired in 2009, which failed to meet its performance target pursuant to the acquisition agreement.

The amount due to noncontrolling shareholders amounted to RMB3.0 million (US$0.5 million) as of December 31, 2012, which represented consideration payable for the acquisition of a 19.5% equity interest in Jintaiping.

Revenues and Other Income from Affiliates

One of our subsidiaries, Puyi Asset Management, distributed certain wealth management products supplied by several of our affiliates. Commission revenues generated from those affiliates were RMB7.5 million (US$1.2 million) during the year ended December 31, 2012.

One of our subsidiaries provided IT services to an affiliate and charged RMB5.7 million (US$0.9 million) during the year ended December 31, 2012.

We charged affiliates interest of RMB10.3 million (US$1.7 million) for loans receivable during the year ended December 31, 2012.

Equity Interest Held on Behalf of an Affliate

One of our subsidiaries held a 30% equity interest of Beijing Fanhua Micro-credit Company Limited a subsidiary of Sincere Fame, on behalf of Shenzhen Fanhua United Investment Group, which is also a subsidiary of Sincere Fame.

Acquisition of Non-controlling Interests from Employees

We have acquired non-controlling interests of a number of our subsidiaries from shareholders who are also employees of the Group in 2011 and 2012.  The excess of the fair values of these non-controlling interests acquired from these equity shareholders over the transaction prices as of the respective transaction dates were considered to be management compensation expenses, which amounted to RMB6.0 million (US$1.0 million) and RMB7.9 million (US$1.3 million), and have been charged to the consolidated statement of income (loss) and comprehensive income (loss) for the years ended December 31, 2011 and 2012 respectively.

Contractual Arrangements with Yihe Investment, Xinbao Investment, Their Shareholders and Their Subsidiaries

Historically, PRC laws and regulations have placed restrictions on foreign investment in and ownership of insurance agencies and brokerages. Accordingly, we conduct part of our operations in China through contractual arrangements among our PRC subsidiaries, two affiliated entities in China, Yihe Investment and Xinbao Investment, their shareholders and their subsidiaries. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

Item 8.                       Financial Information

A.                Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

On October 17, 2011, Pieter Van Dongen, individually and on behalf of an alleged class of similarly situated holders of our ADSs, filed a class action lawsuit in the United States District Court for the Southern District of New York against us and  three of our then executive officers. The complaint alleges that we made a series of false or misleading statements or omissions regarding our business, prospects and operations. The compliant principally alleges that we improperly accounted for the compensation that we paid to our insurance agents, thereby understating our expenses and overstating our net income. The complaint asserts claims under Section 10(b) of the Security Exchange Act of 1934, or the Exchange Act, and Rule 10b-5 thereunder and under Section 20(a) of the Exchange Act.

On December 6, 2011, we and van Dongen, entered into a stipulation providing that within forty-five days after the court’s entry of an order appointing a lead plaintiff under the Private Securities Litigation Reform Act, the lead plaintiff must either file a consolidated complaint or give notice of its intent not to do so (and therefore proceed on its initial complaint). The stipulation establishes a briefing schedule under which our response to the operative complaint is due forty-five days after such filing or notice; the lead plaintiff’s opposition is due 45 days later; and our reply is due 30 days later. The stipulation was “so ordered” by the Court on December 7, 2011. On December 16, 2011, Jeff and Linda Schram, two other alleged purchasers of our ADRs, who are represented by the same law firm that represents van Dongen, moved for appointment as lead plaintiffs. In an order dated June 26, 2012, the Court granted the Schrams’ motion, appointing them as lead plaintiffs and approving the selection of Robbins Geller as lead counsel.

On August 13, 2012, the lead plaintiffs filed an amended complaint. We (which is the only defendant that has been served so far) filed a motion to dismiss the amended compliant on October 1, 2012.  On November 8, 2012, we and lead plaintiffs entered into a stipulation extending the time for lead plaintiffs to file an opposition to our motion to dismiss and related briefing.  According to the stipulation, lead plaintiffs were required to file their opposition to our motion to dismiss by November 29, 2012. On November 28, 2012, lead plaintiffs filed a brief in opposition to the motion to dismiss, and on January 10, 2013, we filed our reply.

We believe we have meritorious defenses to the claims alleged and intend to defend against the lawsuit vigorously. However, there can be no assurance that we will prevail in any such litigation and any adverse outcome of this case could have a material adverse effect on our business or results of operations.

Except as disclosed above, we are not currently a party to any material litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

On April 23, 2010, our board of directors approved a cash dividend of US$0.01 per ordinary share, equivalent to US$0.26 per ADS, which amounted to a total payment of US$11,862,469.85. The cash dividend was paid on or around June 10, 2010 to shareholders of record as of the close of business on May 20, 2010.

On May 21, 2009, our board of directors approved a cash dividend of US$0.01 per ordinary share, equivalent to US$0.22 per ADS, which amounted to a total payment of US$10,037,475. The cash dividend was distributed on or around July 15, 2009 to shareholders of record as of the close of business on June 26, 2009.

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

	Sales Price
	High	Low
	US$	US$
Annual High and Low
2008	16.63	5.44
2009	24.74	6.26
2010	28.62	15.33
2011	20.88	5.28
2012	9.02	5.00

Quarterly Highs and Lows
First Quarter of 2011	20.88	11.42
Second Quarter of 2011	17.69	12.40
Third Quarter of 2011	15.77	5.81
Fourth Quarter of 2011	8.52	5.28
First Quarter of 2012	9.02	5.90
Second Quarter of 2012	7.80	5.23
Third Quarter of 2012	7.00	5.00
Fourth Quarter of 2012	8.29	5.28
First Quarter of 2013	7.00	5.73

	Sales Price
	High	Low

Monthly Highs and Lows
October 2012	6.13	5.28
November 2012	8.29	5.88
December 2012	8.12	6.20
January 2013	7.00	6.25
February 2013	6.56	5.73
March 2013	6.81	5.84
April 2013 (through April 19)	6.69	6.00

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

B.                Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, including certain amendments adopted by our shareholders at the annual general meeting of shareholders held on December 18, 2008, as well as the Companies Law (2012 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The registered office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2012 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Redemption and Repurchase of Shares. Subject to the provisions of the Companies Law and our articles of association, we may issue shares on terms that they are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as we may determine before the issue of such shares. We also may purchase our own shares, provided that our shareholders have approved the manner of purchase by ordinary resolution or the manner of purchase is in accordance with that specified in our articles of association.  The manner of purchase specified in our articles of association, which cover purchases of shares listed on an internationally recognized stock exchange and shares not so listed, is in accordance with Section 37(2) of the Companies Law or any modification or reenactment thereof for the time being in force. Pursuant to Companies Law 2012 as amended, upon the repurchase, redemption or surrender of shares, instead of cancelling them the directors of board can determine whether or not cancel those shares or hold them as treasury shares pending cancellation, transfer or sale. The company must obtain authorization by the board to hold such shares as treasury shares either in accordance with the company’s articles of association or by board resolution before being repurchased, redeemed or surrendered in accordance with the usual rules and articles.

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

Under the EIT Law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the new law, “de facto management bodies” are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation (the “SAT”), issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, the SAT issued a bulletin on July 27, 2011 providing more guidance on the implementation of Circular 82 and clarifies matters such as resident status determination. Substantially all of our management are currently based in China, and may remain in China in the future. If we were treated as a “resident enterprise” for PRC tax purposes, we would be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, but dividends received by us from our PRC subsidiaries may be exempt from the income tax.

Under the new law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% PRC withholding tax, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place of business within China or if the dividends paid have no connection with the non-PRC investor’s establishment or place of business within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investor is also subject to a 10% PRC withholding tax if such gain is regarded as income derived from sources within China, unless such tax is eliminated or reduced under an applicable tax treaty. Pursuant to the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary, Inscom HK Limited, in which we indirectly hold a 65.1% equity interest, or CNinsure Holdings, which is 100% owned by our wholly-owned Hong Kong subsidiary, Minkfair, may be subject to a withholding tax at a rate of 5%.

If we were considered a PRC “resident enterprise,” it is possible that the dividends we pay with respect to our ADSs or ordinary shares, or the gain you may realize from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within China and be subject to the 10% PRC withholding tax.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of an investment in our ADSs or ordinary shares under current law. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

•                  U.S. expatriates;

•                  entites subject to the United States anti-inversion rules;

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends generally will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided certain conditions are satisfied, including (1) our ADSs or ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Based on U.S. Treasury guidance, we expect the ADSs will be considered readily tradable on an established securities market in the United States for purposes of clause (1) above so long as they remain listed on the Nasdaq Global Select Market. If we are deemed to be a “resident enterprise” under PRC tax law (see “Item 10. Additional Information—E. Taxation—PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2012. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations and raise in any offering. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares (as we believe we were for 2012), we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.

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

If we are treated as a PFIC with respect to you for any taxable year (as we believe we were for 2012), to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs directly or indirectly owned by us in the proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs and ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is likely that one or more of our subsidiaries were PFICs for the taxable year ended December 31, 2012. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules regarding excess distributions and recognized gains described above. If you make a mark-to-market election for our ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower capital gains rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require.  If we are a PFIC (as we believe we were for 2012), you should consult your tax advisors regarding any reporting requirements that may apply to you.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2012 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE ELECTIONS DISCUSSED ABOVE.

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

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the ADSs or ordinary shares.

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

In accordance with Rule 5250(d) of the Nasdaq Listing Rules, we will post this annual report on Form 20-F on our website at http://ir.cninsure.net/sec.cfm. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

I.                   Subsidiary Information

For a list of our subsidiaries as of March 31, 2013, see Exhibit 8.1 to this annual report.

Item 11.                Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of December 31, 2012, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars resulting from the proceeds from our follow-on offering completed in July 2010. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately more than 24% appreciation of the RMB against the U.S. dollar over the following seven years. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$6.2 million and HK dollar-denominated financial assets amounting to HK$2.7 million as of December 31, 2012. A 10% appreciation of the RMB against the U.S. dollar and HK dollar would have resulted in a decrease of RMB4.1 million (US$0.7 million) in the value of our U.S. dollar-denominated and HK dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

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

Direct Payments

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the program. For the years ended December 31, 2011 and 2012, the depositary reimbursed US$0.5 million and US$0.5 million, respectively. For the year ended December 31, 2011 and 2012, the depositary reimbursement has been deducted US$0.2 million and US$0.2 million withholding income tax, respectively. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders. The table below sets forth the types of expenses that J.P. Morgan has agreed to reimburse and the amounts reimbursed for the year ended December 31, 2011 and 2012.

	For the Year Ended December 31,
	2011	2012
	(in thousands of US$)
Investor relations(1)	163.2	81.4
Directors and officers liability insurance	62.5	357.0
Legal fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	181.6	6.8
Broker reimbursements(2)	—	—
Listing fees	26.3	26.3
Advertising and public relations	—	—
Consulting services fee in connection with SOX Compliance	—	—
Others	32.9	26.0
	466.5	497.5

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

Item 13.                Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                Material Modifications to the Rights of Security Holders and Use of Proceeds

A. — D.     Material Modifications to the Rights of Security Holders

None.

E.             Use of Proceeds

On July 14, 2010, we completed a follow-on public offering of 4,600,000 ADSs, each representing 20 ordinary shares. The ordinary shares underlying the ADSs offered and sold were registered pursuant to our automatic shelf registration statement on Form F-3 (File No. 333-168009) filed with the SEC on July 7, 2010. Morgan Stanley and BofA Merrill Lynch acted as joint bookrunners of this offering. We received net proceeds of approximately US$109.7 million. As of December 31, 2012, we used the net proceeds as follows:

•                       approximately US$7.3 million to fund development of an e-commerce insurance platform;

•                       approximately US$42.9 million to fund acquisitions; and

•                       approximately US$1.3 million to fund development of wealth management business.

None of the net proceeds from the follow-on offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2012, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CNinsure Inc.:

We have audited the internal control over financial reporting of CNinsure Inc., its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Group, and our report dated April 24, 2013 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 24, 2013

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

Item 16B.         Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our investor relations website at http://ir.cninsure.net/governance.cfm.

Item 16C.         Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our independent registered public accounting firm, for the periods indicated.

	For the Year Ended December 31,
	2011	2012
	(in thousands of US$)
Audit fees(1)	1,431	1,680
Audit-related fees(2)	—	—
Tax fees(3)	—	—

(1)         “Audit fees” meant the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of quarterly financial statements included in our reports on Form 6-K, services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

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

In December 3, 2010, our board of directors approved another share repurchase plan, pursuant to which we were authorized to repurchase up to US$100 million of our ordinary shares represented by ADSs by June 30, 2011. As of June 30, 2011, we had repurchased 486,370 ADSs, equivalent to 9,727,400 ordinary shares, for an aggregate price of approximately US$7.7 million on the open market. As of December, 2011, the management of CNinsure had repurchased 50,000 ADSs for an aggregate price of approximately US$0.3 million on the open market.

In November 6, 2012, our board of directors approved a share repurchase program, or the 2012 Share Repurchase Program, pursuant to which we were authorized to repurchase up to $30 million of our ordinary shares represented by ADSs by May 6, 2013. As of March 31, 2013, we had repurchased 193,165 ADSs for an aggregate price of approximately US$1.5 million on the open market.

Repurchases in the Period Ended March 31, 2013

Period	Total Number of ADSs Purchased(1)	Average Price Paid per ADS(2)		Total Number of ADSs Purchased as Part of Publicly Announced Programs	Maximum Dollar Value of ADSs that May Yet Be Purchased Under the Program(3)

November 2012	49,220	US$	8.1071	49,220	US$	29,600,968.54

December 2012	143,945	US$	7.4835	143,945	US$	28,523,756.13

Total	193,165	—		193,165	US$	28,523,756.13

(1) Each ADS represents 20 ordinary shares;

(2) Excluding broker commission fees;

(3) Pursuant to the 2012 Share Repurchase Program, excluding broker commission fees.

As of March 31, 2013, Mr. Yinan Hu, chairman of our board of directors, had repurchased 503,500 ADSs for an aggregate price of approximately US$3.8 million on the open market.

Item 16F.          Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.        Corporate Governance

NASDAQ Stock Market Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2009, 2010, 2011 and 2012. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

4.15	English translation of Power of Attorney dated December 3, 2010 of Chunlin Wang (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

Exhibit Number	Description of Document

4.16

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

4.19	English translation of Power of Attorney dated December 3, 2010 of Yuan Tian (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.20

Subscription and Share Purchase Agreement relating to InsCom Holdings Limited dated October 29, 2010 among InsCom Holding Limited, InsCom Group Limited, InsCom HK Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited, Wang Strategic Capital Partners (II) Limited, Harbour Pacific Capital Partners I, LP (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.21

[Deed of Adherence relating to InsCom Holdings Limited dated October 29, 2010 among InsCom Holdings Limited, InsCom Group Limited, InsCom HK Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited, CISG Holdings Ltd., Wang Strategic Capital Partners (II) Limited, Harbor Pacific Capital Partners I, LP (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F filed with the Commission on May 4, 2011)]

4.22

Supplemental Subscription and Share Purchase and Shareholders Agreement relating to Inscom Holdings Limited dated April 27, 2011 among InsCom HK Limited, InsCom Group Limited, InsCom Holdings Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited, CISG Holdings Ltd. and Subscription and Shares Purchase and Shareholders Agreement dated July 29, 2010 among the same parties (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.23*

Second Supplemental Subscription and Share Purchase and Shareholders Agreement relating to Inscom Holding Limited dated April 1, 2012 among Inscom HK Limited, Inscom Group Limited, Inscom Holding Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited and CISG Holdings Ltd..

4.24

English translation of Form of Consulting and Service Agreement made with Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.25

English translation of Form of Consulting and Service Agreement made with Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.26

English translation of Form of IT Platform Service Agreement made with Litian Zhuoyue Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.37 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

8.1*	Subsidiaries and Consolidated Affiliated Entities of the Registrant

Exhibit Number	Description of Document

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Global Law Office

15.3*	Consent of Deloitte Touche Tohmatsu

101***

Financial information from Registrant for the year ended December 31, 2012 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2011 and 2012; (ii) Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for the Years Ended December 31, 2010, 2011 and 2012; (iii) Consolidated Statements of Shareholder’s Equity for the Years Ended December 31, 2010, 2011 and 2012; (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2011 and 2012; (v) Notes to Consolidated Financial Statements; and (vi) Schedule 1—Condensed Financial Statements of CNinsure Inc.

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
***

Filed with this Annual Report on Form 20-F. The amounts in the financial statements, “Notes to the Consolidated Financial Statements” and “Schedule 1—Condensed Financial Statements” of the Interactive Data Files are in thousands, except for shares and per share data.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNINSURE INC.

By:	/s/ Chunlin Wang
Name: Chunlin Wang
Title: Chief Executive Officer

Date: April 24, 2013

CNINSURE INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CNinsure Inc.:

We have audited the accompanying consolidated balance sheets of CNinsure Inc. (the “Company”), its subsidiaries and variable interest entities (the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010, 2011 and 2012. Our audits also include the financial statement schedule included in schedule 1. These consolidated financial statements and the financial statement schedule are the responsibilities of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNinsure Inc., its subsidiaries and variable interest entities (the “VIEs”) as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, 2011 and 2012 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 24, 2013

CNINSURE INC.

Consolidated Balance Sheets

(In thousands, except for shares and per share data)

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,222,160	2,525,618	405,390
Restricted cash	10,076	10,871	1,745
Short term investments	31,230	600	96
Accounts receivable, net of allowance for doubtful accounts of RMB9,348 and RMB9,903 (US$1,590) as of December 31, 2011 and 2012, respectively(Note 2(e))	166,363	196,244	31,499
Insurance premium receivables	3	10	2
Other receivables (Note 5)	82,736	86,565	13,895
Deferred tax assets (Note 12)	7,369	4,942	793
Amounts due from related parties (Note 16)	365,636	151,785	24,363
Other current assets	12,841	17,265	2,771
Total current assets	2,898,414	2,993,900	480,554

Non-current assets:
Property, plant and equipment, net (Note 6)	84,712	94,921	15,236
Goodwill (Note 7)	78,553	78,553	12,609
Intangible assets, net (Note 2(g))	58,054	42,780	6,867
Deferred tax assets (Note 12)	1,892	3,967	637
Investment in affiliates (Note 8)	153,962	168,620	27,065
Other non-current assets	5,409	18,048	2,897
Total non-current assets	382,582	406,889	65,311
Total assets	3,280,996	3,400,789	545,865

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Balance Sheets—(Continued)
(In thousands, except for shares and per share data)

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to CNinsure Inc. of RMB99,776 and RMB30,689 (US$4,926) as of December 31, 2011 and 2012, respectively)	107,042	98,124	15,750
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB2,684 and RMB202 (US$32) as of December 31, 2011 and 2012, respectively)	2,684	2,941	472
Other payables and accrued expenses (including other payables and accrued expenses of the consolidated VIEs without recourse to CNinsure Inc. of RMB49,645 and RMB35,000 (US$5,618) as of December 31, 2011 and 2012, respectively) (Note 10)	92,682	116,124	18,639
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB30,989 and RMB4,382 (US$703) as of December 31, 2011 and 2012, respectively)	35,219	42,317	6,792
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to CNinsure Inc. of RMB22,502 and RMB2,037 (US$327) as of December 31, 2011 and 2012, respectively)	70,377	56,003	8,989
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to CNinsure Inc. of RMB20,305 and RMB3,030 (US$487) as of December 31, 2011 and 2012, respectively) (Note 16)	20,305	3,030	487
Total current liabilities	328,309	318,539	51,129

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Balance Sheets—(Continued)

(In thousands, except for shares and per share data)

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities (Note 12)	43,586	47,589	7,639
Deferred tax liabilities (Note 12)	30,106	26,754	4,294
Total non-current liabilities	73,692	74,343	11,933
Total liabilities	402,001	392,882	63,062

Commitments and contingencies (Note 17)

Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 1,002,541,446 and 998,861,526 as of December 31, 2011 and 2012, respectively) (Note 13)	7,646	7,624	1,224
Additional paid-in capital	2,272,580	2,284,906	366,753
Statutory reserves	167,147	178,440	28,642
Retained earnings	408,325	527,542	84,676
Accumulated other comprehensive income (loss)	(101,651)	(104,132)	(16,714)
Total CNinsure Inc. shareholders’ equity	2,754,047	2,894,380	464,581
Noncontrolling interests	124,948	113,527	18,222
Total equity	2,878,995	3,007,907	482,803
Total liabilities and equity	3,280,996	3,400,789	545,865

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(In thousands, except for shares and per share data)

	Year Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Net revenues:
Commissions and fees	1,233,297	1,510,886	1,580,234	253,645
Other service fees	640	5,789	5,883	944
Total net revenues	1,233,937	1,516,675	1,586,117	254,589
Operating costs and expenses:
Commissions and fees	(541,239)	(796,843)	(1,085,809)	(174,285)
Selling expenses	(60,055)	(77,802)	(78,449)	(12,592)
General and administrative expenses*	(233,518)	(333,281)	(356,033)	(57,147)
Impairment loss on goodwill and intangible assets	(4,600)	(1,057,522)	—	—
Total operating costs and expenses	(839,412)	(2,265,448)	(1,520,291)	(244,024)
Income (loss) from operations	394,525	(748,773)	65,826	10,565
Other income, net:
Investment income	41,244	—	—	—
Interest income	26,771	52,031	90,323	14,498
Finance cost	(5)	—	(2,439)	(391)
Other, net	351	22,436	6,742	1,082
Income (loss) from continuing operations before income taxes and income of affiliates and discontinued operations	462,886	(674,306)	160,452	25,754
Income tax expense	(89,125)	(84,030)	(50,373)	(8,085)
Share of income of affiliates	12,904	14,246	14,658	2,353
Net income (loss) from continuing operations	386,665	(744,090)	124,737	20,022
Net income from discontinued operations, net of tax	29,665	127,553	—	—
Net income (loss)	416,330	(616,537)	124,737	20,022
Less: Net loss attributable to the noncontrolling interests	(5,978)	(317,163)	(5,773)	(926)
Net income (loss) attributable to the CNinsure Inc’s shareholders	422,308	(299,374)	130,510	20,948

* Including share-based compensation expenses of RMB22,211, RMB57,003 and RMB66,878 (US$10,735) for the years ended December 31, 2010, 2011 and 2012, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)-Continued
 (In thousands, except for shares and per share data)

	Year Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Net income (loss) per share:
Basic:
Net income (loss) from continuing operations	0.41	(0.43)	0.13	0.02
Net income from discontinued operations	0.03	0.13	—	—
Net income (loss)	0.44	(0.30)	0.13	0.02
Diluted:
Net income (loss) from continuing operations	0.40	(0.43)	0.13	0.02
Net income from discontinued operations	0.03	0.13	—	—
Net income (loss)	0.43	(0.30)	0.13	0.02

Net income (loss) per American Depositary Shares (“ADS”):

Basic:
Net income (loss) from continuing operations	8.20	(8.51)	2.60	0.42
Net income from discontinued operations	0.62	2.54	—	—
Net income (loss)	8.82	(5.97)	2.60	0.42
Diluted:
Net income (loss) from continuing operations	7.93	(8.51)	2.60	0.42
Net income from discontinued operations	0.60	2.54	—	—
Net income (loss)	8.53	(5.97)	2.60	0.42

Shares used in calculating net income (loss) per share:

Basic	958,029,717	1,002,810,673	1,002,308,275	1,002,308,275
Diluted	990,318,528	1,002,810,673	1,005,301,969	1,005,301,969

Net income (loss)	416,330	(616,537)	124,737	20,022
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(10,818)	(18,291)	(2,481)	(398)
Comprehensive income (loss)	405,512	(634,828)	122,256	19,624
Less: Comprehensive loss attributable to the noncontrolling interests	(5,978)	(317,163)	(5,773)	(926)
Comprehensive income (loss) attributable to the CNinsure Inc’s shareholders	411,490	(317,665)	128,029	20,550

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Shareholder’s Equity

(In thousands, except for shares and per share data)

						Accumulated
	Share Capital		Additional			Other
	Number of Share	Amounts	Paid-in Capital	Statutory Reserves	Retained Earnings	Comprehensive Loss	Noncontrolling Interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
January 1, 2010	912,497,726	7,036	1,604,774	103,877	348,663	(72,542)	194,897	2,186,705
Net income (loss)	—	—	—	—	422,308	—	(5,978)	416,330
Foreign currency translation	—	—	—	—	—	(10,818)	—	(10,818)
Issuance of ordinary shares upon follow-on offering on July 14, 2010	92,000,000	623	743,144	—	—	—	—	743,767
Exercise of share options	5,100,780	34	10,041	—	—	—	—	10,075
Repurchase of ordinary shares	(6,621,180)	(44)	(37,243)	—	—	—	—	(37,287)
Share-based compensation	—	—	22,211	—	—	—	—	22,211
Dividends	—	—	(80,985)	—	—	—	—	(80,985)
Provision for statutory reserves	—	—	—	32,806	(32,806)	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	—	272,061	272,061
Acquisition of additional shares in a subsidiary	—	—	(93)	—	—	—	(2,317)	(2,410)
Disposal of subsidiaries	—	—	—	(2)	—	—	(2,584)	(2,586)
Balance as of December 31, 2010	1,002,977,326	7,649	2,261,849	136,681	738,165	(83,360)	456,079	3,517,063
Net loss	—	—	—	—	(299,374)	—	(317,163)	(616,537)
Foreign currency translation	—	—	—	—	—	(18,291)	—	(18,291)
Exercise of share options	2,670,340	17	5,288	—	—	—	—	5,305
Repurchase of ordinary shares	(3,106,220)	(20)	(13,702)	—	—	—	—	(13,722)
Share-based compensation	—	—	57,003	—	—	—	—	57,003
Provision for statutory reserves	—	—	—	34,004	(34,004)	—	—	—
Capital injection by noncontrolling interest	—	—	—	—	—	—	6,937	6,937
Acquisition of additional interests in a subsidiary	—	—	(37,858)	—	—	—	(4,778)	(42,636)
Disposal of subsidiaries	—	—	—	(3,538)	3,538	—	(16,127)	(16,127)
Balance as of December 31, 2011	1,002,541,446	7,646	2,272,580	167,147	408,325	(101,651)	124,948	2,878,995

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Shareholder’s Equity — (Continued)
(In thousands, except for shares and per share data)

						Accumulated
						Other
	Share Capital		Additional	Statutory	Retained	Comprehensive	Noncontrolling
	Number of Share	Amounts	Paid-in Capital	Reserves	Earnings	Loss	Interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income	—	—	—	—	130,510	—	(5,773)	124,737
Foreign currency translation	—	—	—	—	—	(2,481)	—	(2,481)
Exercise of share options	183,380	1	347	—	—	—	—	348
Repurchase of ordinary shares	(3,863,300)	(23)	(9,221)	—	—	—	—	(9,244)
Share-based compensation	—	—	66,878	—	—	—	—	66,878
Provision for statutory reserves	—	—	—	11,293	(11,293)	—	—	—
Capital injection by noncontrolling interest	—	—	—	—	—	—	12,655	12,655
Acquisition of additional interests in a subsidiary	—	—	(45,678)	—	—	—	(16,570)	(62,248)
Disposal of subsidiaries	—	—	—	—	—	—	(1,733)	(1,733)
Balance as of December 31, 2012	998,861,526	7,624	2,284,906	178,440	527,542	(104,132)	113,527	3,007,907
Balance as of December 31, 2012 in US$		1,224	366,753	28,642	84,676	(16,714)	18,222	482,803

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income (loss)	416,330	(616,537)	124,737	20,022
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation	30,552	27,370	26,349	4,229
Amortization of acquired intangible assets	21,520	26,454	15,285	2,453
Impairment loss on goodwill and intangible assets	4,600	1,057,522	—	—
Allowance for doubtful receivables	5,136	3,572	4,523	726
Compensation expenses associated with stock options	22,211	57,003	66,878	10,735
Loss (gain) on disposal of property, plant and equipment	(97)	542	3,662	588
Net income from discontinued operations	—	(127,553)	—	—
Investment income	(41,244)	—	—	—
Finance cost	—	—	2,439	391
Share of income of affiliates	(12,904)	(14,246)	(14,658)	(2,353)
Changes in fair value of contingent assets	—	(12,500)	(4,500)	(722)
Deferred taxes	(1,450)	(16,431)	(3,000)	(482)
Changes in operating assets and liabilities:
Accounts receivable	(61,750)	8,819	(34,404)	(5,522)
Insurance premium receivables	141	99	(6)	(1)
Other receivables	(7,951)	(33,646)	(12,834)	(2,060)
Other current assets	(6,357)	515	(4,273)	(686)
Other non-current assets	—	—	(1,400)	(225)
Accounts payable	13,793	33,686	(8,460)	(1,358)
Insurance premium payables	(607)	1,348	258	41
Other payables and accrued expenses	(22,386)	65,125	180	29
Accrued payroll	6,629	6,406	7,413	1,190
Income taxes payable	(2,482)	15,484	(14,384)	(2,308)
Other tax liabilities	2,981	8,368	4,003	643
Net cash generated from operating activities	366,665	491,400	157,808	25,330
Cash flows from investing activities:
Purchase of short term investments	—	(70,492)	(40,600)	(6,517)
Proceeds from disposal of short term investments	—	39,262	71,080	11,409
Purchase of non-current assets	(2,509)	(1,450)	(1,948)	(313)

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Cash Flows—(Continued)
(In thousands)

	Year Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Return of investment in non-current assets	—	—	1,300	209
Addition in investment in affiliates	(39,511)	(600)	—	—
Return of contingent consideration	—	—	12,500	2,006
Purchase of property, plant and equipment	(24,398)	(20,859)	(11,624)	(1,866)
Purchase of intangible assets	—	(758)	—	—
Proceeds from disposal of property and equipment	1,425	793	584	94
Increase in other receivables	—	—	(3,400)	(545)
Acquisition of subsidiaries, net of cash acquired of RMB18,156, RMB208 and nil in 2010, 2011 and 2012, respectively	(307,844)	(49,996)	—	—
Disposal of subsidiaries, net of cash disposed of RMB5,283, RMB23,607 and RMB80 (US$13) in 2010, 2011 and 2012, respectively and transaction cost of RMB3,557 in 2011	(2,733)	390,836	1,967	316
Repayments from (advance to) related parties	(17,231)	(331,860)	205,850	33,041
Increase in restricted cash	(7,220)	(899)	(795)	(128)
Net cash (used in) from generated from investing activities	(400,021)	(46,023)	234,914	37,706
Cash flows from financing activities:
Payment for contingent consideration	(125,380)	(100,000)	—	—
Acquisition of additional interests in subsidiaries	(2,410)	(28,330)	(90,455)	(14,519)
Increase in capital injection by noncontrolling interests	12,295	6,937	12,655	2,031
Repayments to related parties	(8,907)	—	—	—
Proceeds from share issuances	743,767	—	—	—
Proceeds on exercise of stock options	10,075	5,305	348	56
Repurchase of ordinary shares	(37,287)	(13,722)	(9,244)	(1,484)
Dividends paid	(80,985)	—	—	—
Net cash from (used in) financing activities	511,168	(129,810)	(86,696)	(13,916)
Net increase in cash and cash equivalents	477,812	315,567	306,026	49,120
Cash and cash equivalents at beginning of year	1,457,890	1,924,884	2,222,160	356,681
Effect of exchange rate changes on cash and cash equivalents	(10,818)	(18,291)	(2,568)	(411)
Cash and cash equivalents at end of year	1,924,884	2,222,160	2,525,618	405,390
Supplemental disclosure of cash flow information:
Interest paid	5	—	—	—
Income taxes paid	97,869	93,913	63,400	10,176

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

Current PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies and brokerages. Accordingly, the Group conducts some of its operations in China through contractual arrangements among its PRC subsidiaries, two PRC affiliated entities and the equity shareholders of these PRC affiliated entities, who are PRC nationals. The contractual arrangements include a series of contracts entered into between the Group’s PRC subsidiaries and the equity shareholders of these PRC affiliated entities, including loan agreements, equity pledge agreements, irrevocable powers of attorney, exclusive purchase option agreements, consulting and service agreements and information technology (“IT”) platform service agreements. Through these contractual arrangements, the Group is entitled to: (1) receive service fees from the subsidiaries of these PRC affiliated entities; (2) exercise all of the voting powers of the owners of these PRC affiliated entities; (3) receive dividends declared by these PRC affiliated entities and their subsidiaries and (4) acquire all the equity interests of these PRC affiliated entities and their subsidiaries once PRC laws permit. As the Company is the sole primary beneficiary of these VIEs, the Company consolidates them into its consolidated financial statements (See note 9).

During the year ended December 31, 2011, the Group disposed of the Datong segment as detailed in note 4 and Datong segment is therefore accounted as discontinued operations. The consolidated statements of income (loss) and comprehensive income (loss) for the year ended 2010 and corresponding notes previously reported have been revised to conform to the current presentation accordingly.

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

(b)                                 Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Group’s consolidated financial statements included the valuation of deferred tax assets, valuation of goodwill and intangible assets for impairment analysis, allowance for doubtful receivables, fair values of the subsidiaries’ being transferred within the Group at the dates of transactions, the valuation of noncontrolling interests acquired from related parties at acquisition dates, and fair value of share based compensation. Actual results could differ from those estimates.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(c)                              Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.

In its capacity as an insurance agent and broker, the Group collects premiums from certain insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in the consolidated balance sheets, “premiums” are receivables from insureds. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term, and reports such amounts as restricted cash in the consolidated balance sheets. Also included in the restricted cash is a guarantee deposits required by China Insurance Regulatory Commission (“CIRC”) in order to protect insurance premium appropriation by insurance agency of RMB7,392 and RMB7,930 as of December 31, 2011 and 2012, respectively.

(d)           Short Term Investment

Short term investments are other investments that do not have a quoted market price in an active market whose fair value cannot be reliably measured. They are measured at cost less any identified impairment loss. No impairment loss on short term investments was identified for the year ended December 31, 2011, 2012, respectively.

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

Accounts receivable, net is analyzed as follows:

	As of December 31,
	2011	2012
	RMB	RMB
Accounts receivable	175,711	206,147
Allowance for doubtful accounts	(9,348)	(9,903)
Accounts receivable, net	166,363	196,244

The following table summarizes the movement of the Group’s allowance for doubtful accounts:

	2010	2011	2012
	RMB	RMB	RMB
Balance at the beginning of the year	2,136	5,790	9,348
Provision for doubtful accounts	5,136	3,572	4,523
Write-offs	(1,482)	(14)	(3,968)
Balance at the ending of the year	5,790	9,348	9,903

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

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation recognized in the consolidated statement of income (loss) and comprehensive income (loss):

	2010	2011	2012
	RMB	RMB	RMB
Commission and fee under operating costs	5,607	6,776	3,585
Selling expense	2,092	1,937	1,880
General and administrative expenses	20,585	17,472	20,884
Net income (loss) from discontinued operations	2,268	1,185	—
Depreciation for the year	30,552	27,370	26,349

(g)                                 Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group operated in four reporting units which were its reportable segments for the years ended December 31, 2010 whereas it operated in three reporting units for the year ended December 31, 2011 and 2012. The goodwill impairment review is a two-step process. Step 1 consists of a comparison of the fair value of a reporting unit with its carrying amount. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, step 2 requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded equal to the excess of the carrying amount over the implied fair value.

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

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

In 2010, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value — step 1 of the two-step impairment test. It was estimated that the fair value of all reporting units by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step 2 of the two-step goodwill impairment test was unnecessary. The management concluded that goodwill was not impaired for the years ended December 31, 2010.

In 2011, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value — step 1 of the two-step impairment test. The fair values of all reporting units were estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of the reporting unit, life insurance (“Life”), exceeded its carrying amount and, therefore, step 2 of the two-step goodwill impairment test was unnecessary. However, it was determined that the fair values of reporting units, property and casualty insurance services (“P&C”) and insurance claims adjusting services (“Claims Adjusting”), were less than their carrying amount and, therefore step 2 of the goodwill impairment test was performed to measure the amount of impairment for the reporting units, P&C and Claims Adjusting. For the step 2 goodwill impairment test, implied fair value of the goodwill of the reporting units, P&C and Claims Adjusting are determined by assigning the fair value of the reporting unit used in step 1 to all assets and liabilities of that reporting unit as if the report unit has been acquired in business combination. The implied fair value of goodwill is compared with the carrying amount of goodwill to determine whether the goodwill is impaired and impairment loss is recognised. The fair value has been determined using cash flow projections based on financial budgets approved by management covering a five-year period, and discount rate of 22%, 25% and 27% for P&C, Life and Claims Adjusting, respectively. Cash flows beyond the 5-year period are extrapolated using a steady 3% growth rate. Other key assumptions relate to the estimation of cash inflows/outflows which include budgeted revenue and gross margin, such estimations are based on the unit’s past performance and management’s expectations for the market development. As a result, an goodwill impairment loss of RMB1,000,705 was recorded for the year ended December 31, 2011.

In 2012, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value — step 1 of the two-step impairment test. The fair value of all reporting units were estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step 2 of the two-step goodwill impairment test was unnecessary. The management concluded that goodwill was not impaired for the years ended December 31, 2012.

Identifiable intangibles assets are required to be determined separately from goodwill based on fair value. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. Intangible assets with a finite economic life are carried at cost less accumulated amortization. Amortization for identifiable intangibles assets of customer relationship is computed using the accelerated method, while amortization for other identifiable intangibles assets is computed using the straight-line method over the intangible assets’ economic lives. Intangible assets with indefinite economic lives are not amortized but carried at cost less any subsequent accumulated impairment losses. If an intangible asset that is not being amortized is subsequently determined to have a finite economic life, it will be tested for impairment and then amortized prospectively over its estimated remaining economic life and accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite economic lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Separately identifiable intangible assets consist of brand name, trade name, customer relationship, non-compete agreement, agency agreement and license, and software and system.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

The intangible assets, net consisted of the following:

	Useful	As of December 31, 2011
	life (Years)	Cost	Accumulated amortization	Impairment loss	Net carrying values
		RMB	RMB	RMB	RMB
Brand name	Indefinite	24,091	—	(20,384)	3,707
Trade name	9.4 to 10	8,898	(1,051)	—	7,847
Customer relationship	4.6 to 9.8	54,706	(26,394)	(5,760)	22,552
Non-compete agreement	3 to 6.25	68,215	(23,941)	(34,692)	9,582
Agency agreement and license	4.6 to 9.8	16,004	(5,457)	(581)	9,966
Software and system	5 to 10	5,740	(1,340)	—	4,400
		177,654	(58,183)	(61,417)	58,054

	Useful	As of December 31, 2012
	life (Years)	Cost	Accumulated amortization	Accumulated Impairment loss	Net carrying values
		RMB	RMB	RMB	RMB
Brand name	Indefinite	24,091	—	(20,384)	3,707
Trade name	9.4 to 10	8,898	(1,984)	—	6,914
Customer relationship	4.6 to 9.8	54,706	(33,684)	(5,760)	15,262
Non-compete agreement	3 to 6.25	68,215	(27,080)	(34,692)	6,443
Agency agreement and license	4.6 to 9.8	16,004	(8,222)	(581)	7,201
Software and system	5 to 10	5,740	(2,487)	—	3,253
		177,654	(73,457)	(61,417)	42,780

Aggregate amortization expenses for intangible assets were RMB21,520, RMB26,454 and RMB15,285 for the years ended December 31, 2010, 2011 and 2012, respectively, of which RMB1,305, RMB326 and nil were recorded in discontinued operations for the years ended December 31, 2010, 2011 and 2012, respectively. The Group recorded an impairment loss on its intangible assets in the amount of RMB4,600 and RMB56,817 as carrying value exceeds fair value for the years ended December 31, 2010 and 2011 respectively. The estimated amortization expenses for the next five years are: RMB13,665 in 2013, RMB13,057 in 2014, RMB8,262 in 2015, RMB941 in 2016 and RMB 941 in 2017, and an aggregate amount of RMB2,207 in years thereafter.

(h)                                 Other Receivables and Other Current Assets

Other receivables and other current assets mainly consist of advances, deposits, interest receivables, value-added tax recoverable and prepaid expenses.

(i)            Investment in Affiliates

Investments in affiliates are accounted for using the equity method. The Group does not control the affiliate but over which it exerts significant influence.

(j)                                Other Non-current Assets

Other non-current assets represent investments in equity security of private companies with equity interest from 5% to 20%,  over which the Group exerts no significant influence and are measured initially at cost.  As of December 31, 2012, the other non-current assets also include dividend receivable from Datong of RMB 7,561, recorded at amortized cost after discounting with the effective interest rate.

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

(n)                                 Share-based Compensation

Employee share-based compensation

All forms of share-based payments to employees, including employee stock options and employee stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statement of income (loss) and comprehensive income (loss). Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. If an award requires satisfaction of one or more performance, or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, and no compensation cost is recognized if the requisite service is not rendered. The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.  For awards with both service and performance conditions, if each tranche has an independent performance condition for a specified period of service, the Group recognizes the compensation cost of each tranche as a separate award on a straight-line basis; if each tranche has performance conditions that are dependent of activities that occur in the prior service periods, the Group recognizes the compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.  No compensation cost is recognized for instruments that employees forfeit because a service condition or a performance condition is not satisfied.

Non-employee share-based compensation

Share-based compensation related to non-employees is recognized as compensation expenses ratably over the requisite service periods. The Group measures the cost of non-employee services received in exchange for share-based compensation based on the fair value of the equity instruments issued. The Group measures the fair value of the equity instruments in these transactions on the measurement date, which is determined as the earlier of the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or the date at which the counterparty’s performance is complete.  The quantity and terms of the equity instruments issued to non-employees are not known up front as they are dependent upon counterparty performance conditions, the Group measures the equity instruments at their then-current lowest aggregate fair value at each reporting dates, and attributes the changes in those fair values over the future services period until the measurement date has been established.

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

The Group uses the Black-Scholes and Binominal option-pricing model to determine the fair value of stock options. Determining the value of share-based compensation expense in future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. The Group estimates the forfeitures of the shares based on past employee retention rates and its expectations of future retention rates, and prospectively revises the forfeiture rates based on actual history. The share compensation charges may change based on changes to the actual forfeitures. The actual share-based compensation expenses may be materially different from the current expectations.

Share-based compensation expenses of RMB22,211, RMB57,003 and RMB66,878 for the years ended December 31, 2010, 2011 and 2012, respectively, were included in the general and administrative expenses.

(o)                                 Employee Benefit Plans

As stipulated by the regulations of the PRC, the Group’s subsidiaries and VIEs in the PRC participate in various defined contribution plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans other than the annual contributions described above. The contributions are charged to the consolidated statement of income (loss) and comprehensive income (loss) as they become payable in accordance with the rules of the above mentioned defined contribution plans.

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

Insurance agency and brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has met all the four criteria of revenue recognition when the premiums are collected by the Group or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been recognized as the management of the Group estimates, based on its past experience that the cancellation of policies rarely occurs.  Any subsequent commission adjustments in connection with policy cancellations which have been de minims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.1% and 0.1% of the total commission and fee revenues as of the years ended December 31, 2011 and 2012, respectively. For property insurance and life insurance, agency and brokerage companies may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency and brokerage company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded when a performance target is being achieved. Insurance claims adjusting services are considered to be rendered and completed, and revenue is recognized at the time loss adjusting reports are confirmed being received by insurance companies. The Group has met all the four criteria of revenue recognition when the service is provided and the loss adjusting report is accepted by insurance companies. The Group does not accrue any service fee before the receipt of an insurance company’s acknowledgement of receiving the adjusting reports. Any subsequent adjustments in connection with discounts which have been de minims to date are recognized in revenue upon notification from the insurance companies.  Commission revenues earned from distribution of wealth management products are recorded when the products have been sold to customers, at which time the Group has fulfilled all its services obligations.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

Other service fees include revenue from the provision of IT services and insurance-related services, such as driver’s license renewal and annual inspection for the insured. Revenue is recognized when the services are rendered.

The Group presents revenue net of sales taxes incurred. The sales taxes amounted to RMB102,190, RMB113,447 and RMB99,001 for the years ended December 31, 2010, 2011 and 2012, respectively, of which RMB14,877, RMB4,537 and nil were related to discontinued operations for the years ended December 31, 2010, 2011 and 2012, respectively. According to the Announcement on the VAT Reform Pilot Program of the Transportation and Selected Modern Service Sectors issued by the State Tax Bureau in July 2012, the transportation and some selected modern service sectors, including research and development (R&D) and technical services, information technology services, cultural creative services, logistics support services, tangible personal property leasing services, and assurance and consulting service, should pay value-added tax instead of business tax based on a predetermined timetable (hereinafter referred to as the “VAT Reform”), effective September 1, 2012 for entities in Beijing and November 1, 2012 for entities in Guangdong. A total of seven subsidiaries or VIEs  in the Group that engage in consulting and information technology services met the VAT Reform requirements, and have started to pay value-added tax since the respectively effective days. Total Value-added taxes paid by the Group during the year ended December 31, 2012 were not significant.

(q)                                 Contingent Consideration

The Group recognizes all the assets acquired and liabilities assumed in a business combination at the acquisition-date fair values, which will include an estimation of the fair value of contingent consideration payables if any. Subsequent changes in the fair value of contingent consideration payables will be recorded in the consolidated statement of income (loss) and comprehensive income (loss) when incurred. No change in fair value of contingent consideration payable was charged to consolidated statement of income (loss) and comprehensive income (loss) for the years ended December 31, 2010, 2011 and 2012.

The selling shareholders of the acquired entities agreed to return part of considerations to the Group, if certain performance criteria cannot be met. The fair value of such contingent arrangements was charged to consolidated statement of income (loss) and comprehensive income (loss) in the amount of nil, RMB12,500 and RMB4,500 for the years ended December 31, 2010, 2011 and 2012, respectively.

For a business combination achieved in stages, the Group remeasures its previously held equity interest in the acquiree at acquisition date fair value and recognize gain or loss, if any, in earnings. The Group recorded earnings of such remeasurement as investment income of RMB41,244, nil and nil to the consolidated statement of income (loss) and comprehensive income (loss) for the years ended December 31, 2010, 2011 and 2012, respectively.

Additional cash payments or surrender of shares which are determined to be additional purchase consideration are accounted for as part of the purchase price of the acquired entities when the outcome of contingency is determinable beyond a reasonable doubt, while those which are determined to be compensatory in nature are recorded as compensation expenses and charged to the consolidated statement of income (loss) and comprehensive income (loss). No such compensation expenses were paid for the years ended December 31, 2010, 2011 and 2012.

(r)                               Fair Value of Financial Instruments

The carrying amounts of accounts receivable, insurance premium receivables, other receivables, short term investments, accounts payable, other payables, amounts due from (to) related parties and insurance premium payables are approximate their fair values due to the short-term maturity of these instruments.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(s)                                   Foreign Currencies

The functional currency of the Company is the United States dollar (“USD”). Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of income (loss) and comprehensive income (loss). The Group has chosen the Renminbi (“RMB”) as their reporting currency.

The functional currency of the most of the Company’s subsidiaries and VIEs is the RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the  consolidated statements of income (loss) and comprehensive income (loss).

(t)            Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents. The Group had aggregate amounts of RMB1,976,591 and RMB2,484,234 of cash and cash equivalents denominated in RMB as of December 31, 2011 and 2012, respectively.

(u)                                 Translation into United States Dollars

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.2301, representing the noon buying rate in the City of New York for cable transfers of RMB on December 31, 2012, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2012, or at any other rate.

(v)                                  Segment Reporting

The Group distributes a variety of property and casualty, and life insurance products underwritten by domestic and foreign insurance companies operating in the PRC, and provides insurance claims adjusting services as well as other insurance-related services and distribution of wealth management products. For the year ended December 31, 2010, the Group operated four operating segments: (1) property and casualty insurance (“P&C”), (2) life insurance (“Life”), (3) insurance claims adjusting services (“Claims Adjusting”) and (4) Datong life insurance (“Datong”). After the disposal of Datong during the first quarter of 2011, the Group operates three operating segments. Details of these operating segments are described in note 22. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

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

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(x)                                 Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to RMB3,825, RMB2,188 and RMB5,048 for the years ended December 31, 2010, 2011 and 2012, respectively, of which RMB348, RMB87 and nil were related to discontinued operations for the years ended December 31, 2010, 2011 and 2012, respectively.

(y)           Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of income (loss) and comprehensive income (loss) over the lease period.

(z)                                   Accumulated Other Comprehensive Income (Loss)

In June 2011, the FASB issued an accounting standard update to revise the manner in which entities present comprehensive income in their financial statements, most significantly by requiring that comprehensive income be presented with net income in a continuous statement, or in a separate but consecutive statement and not within a statement of changes in equity and amending other presentation and disclosure requirements concerning comprehensive income.  In December 2011, the FASB issued an accounting standard update to defer the requirement to present reclassifications between other comprehensive income or loss and net income or loss.  The Group adopted these pronouncements on January 1, 2012. The presentation of comprehensive income was retrospectively applied for all the periods presented. The adoption of these pronouncements did not have a significant effect on the Group’s consolidated financial results or disclosures.

Accumulated other comprehensive income (loss) represents foreign currency translation adjustments for the period and is included in the consolidated statements of income (loss) and comprehensive income (loss).

(aa) Recently Issued Accounting Standards

In December 2011, the FASB issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial condition or results from operations, but is considering its impact on the disclosure of the Group’s consolidated financial statements.

(3)          Acquisitions

Acquisitions in 2011

(a)         P&C segment

In August, 2011, the Group entered into agreements to acquire 100% equity interests in Guangzhou Huajie Insurance Agency Co., Ltd. (“Huajie”) and Dongguan Zhongxin Insurance Agency Co., Ltd (“Zhongxin”) each at a cash consideration of RMB25,000 totalling RMB50,000. The acquisitions of Huajie and Zhongxin were completed on August 31, 2011. Pursuant to the agreements, the selling shareholders of Huajie and Zhongxin agreed to return part of considerations to the Group, if performance criteria of Huajie and Zhongxin for years 2012 and 2013 cannot be met. The fair value of such contingent arrangements approximates to zero at the acquisition date.

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

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The goodwill of RMB41,274 arising from the acquisitions consists largely of the synergies and economies of scale expected from combining the operations of the Group and the acquired companies. All of the goodwill was assigned to the Group’s P&C segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

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

Acquisition of Huajie

	Year ended December 31,
	2010	2011
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	1,239,194	1,522,665
Pro forma income (loss) from operations	393,008	(749,337)
Pro forma net income (loss)	421,072	(299,904)
Pro forma net income (loss) per share	0.44	(0.30)

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

The amounts of Huajie’s net revenue and earnings included in the Group’s consolidated income statement from September 1, 2011 to December 31, 2011 are RMB5,364 and RMB365, respectively.

Acquisition of Zhongxin

	Year ended December 31,
	2010	2011
	RMB	RMB
	(unaudited)	(unaudited)
Pro forma net revenues	1,241,235	1,524,763
Pro forma income (loss) from operations	393,293	(749,143)
Pro forma net income (loss)	421,381	(299,579)
Pro forma net income (loss) per share	0.44	(0.30)

The amounts of Zhongxin’s net revenue and earnings included in the Group’s consolidated income statement from September 1, 2011 to December 31, 2011 are RMB8,046 and RMB465, respectively.

(4)                                 Discontinued Operations

On March 25, 2011, the Company sold its 55% equity interest in Datong to an independent third party at a cash consideration of approximately US$63,690 equal to RMB418,000. In addition, Datong declared a cash dividend of RMB10,000 exclusively to the Company as at March 25, 2011 and agreed to settle the dividend prior to December 31, 2012. Subsequently, both parties agreed to defer the settlement date to December 31, 2014. No interest will be charged during the period. Accordingly, the dividend receivable of RMB10,000 has been reclassified from other receivables (note 5) to other non-current assets, and finance cost of RMB2,439 has been recognized in 2012 based on the effective interest rate discounted over the amended settlement period.

The Company recognized a gain on the disposal of Datong of RMB177,949 (net of transaction cost RMB3,557) which has been included in consolidated statement of income (loss) and comprehensive income (loss) as net income from discontinued operations, for the year ended December 31, 2011.

Results of the discontinued operations are summarized as follows:

	Year ended December 31,
	2010	2011
	RMB	RMB
Net revenues	251,092	65,854
Profit before tax	37,283	2,062
Gain on the disposal of Datong	—	177,949
Income tax	(7,618)	(52,458)
Net income from discontinued operations	29,665	127,553

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

Assets and liabilities of the discontinued operation as of the disposal date were summarized as follows:

RMB
ASSET:
Current assets:
Cash and cash equivalents	23,607
Other current assets	107,826
Goodwill and intangible assets, net	201,704
Other non-current assets	21,571
Assets of discontinued operation	354,708

Current liabilities	88,258
Non-current liabilities	3,829
Liabilities of discontinued operation	92,087
Noncontrolling interest	16,127

(5)                                 Other Receivables

Other receivables, net are analyzed as follows:

	As of December 31,
	2011	2012
	RMB	RMB
Advances to staff (i)	8,741	9,784
Advances to entrepreneurial agents (ii)	6,265	1,959
Rental deposits	5,610	5,893
Interest income receivables (iii)	33,549	51,315
Value-added tax recoverable (iv)	14,401	10,745
Dividend receivable from Datong(v)	10,000	—
Other	4,170	6,869
	82,736	86,565

(i)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

(ii)

This represented advances to entrepreneurial agents who provide services to the Group. The advances are used by agents to build business. The advances were unsecured, interest-free and repayable on demand.

(iii)	This represented accrued interest income on bank deposits.

(iv)

As of December 31, 2012, the amount represented value-added tax to be refunded from tax bureau. The amount of value-added tax outstanding as of December 31, 2011 had been refunded during the year 2012.

(v)

As explained in note 4, the settlement date of the dividend receivable from Datong has been amended to December 31, 2014, and accordingly, such balance has been reclassified to other non-current assets as of December 31, 2012.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(6)                                 Property, Plant and Equipment

Property, plant and equipment, net, is comprised of the following:

	As of December 31,
	2011	2012
	RMB	RMB
Building	11,346	11,346
Office equipment, furniture and fixtures	92,213	125,294
Motor vehicles	43,454	40,041
Leasehold improvements	7,614	9,073
Total	154,627	185,754
Less: Accumulated depreciation	(69,915)	(90,833)
Property, plant and equipment, net	84,712	94,921

No impairment for property, plant and equipment was recorded for the years ended December 31, 2010, 2011 and 2012.

(7)                                 Goodwill

The movements in carrying amount of goodwill by reportable segments are as follows:

	P&C segment	Life segment	Claims Adjusting segment	Datong segment	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	983,007	16,900	38,077	116,389	1,154,373
Addition for acquisitions	41,274	—	—	—	41,274
Addition for contingent considerations	—	—	—	70,000	70,000
Disposal of Datong	—	—	—	(186,389)	(186,389)
Impairment loss	(962,628)	—	(38,077)	—	(1,000,705)
Balance as of December 31, 2011	61,653	16,900	—	—	78,553
Balance as of December 31, 2012	61,653	16,900	—	—	78,553

The gross amount and accumulated impairment losses by segment as of December 31, 2011 and 2012 as follows:

	P&C segment	Life segment	Claims Adjusting segment	Total
	RMB	RMB	RMB	RMB
Goodwill, gross	1,024,281	16,900	38,077	1,079,258
Accumulated impairment loss	(962,628)	—	(38,077)	(1,000,705)
Goodwill, net as of December 31, 2011 and 2012	61,653	16,900	—	78,553

The Group performed the annual impairment analysis as of the balance sheet date. Impairment loss of nil, RMB1,000,705 (see note 2(g)) and nil has been recognized in goodwill for the years ended December 31, 2010, 2011 and 2012, respectively.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(8)                                 Investment in Affiliates

As of December 31, 2012, investments in affiliates represent (i) 40% equity interest in Shanghai Teamhead Automobile Surveyors Co., Ltd. (“Teamhead Automobile”) which is a PRC registered company that provides insurance surveyor and loss adjustors services, (ii) 30% equity interest in Jiaxing Baolian Insurance Agency Co., Ltd (“Jiaxing” ) which is a PRC registered company that distributes of property and casualty insurance products and (iii) 20.58% equity interest in Sincere Fame International Limited (“Sincere Fame”) which is a BVI company that provides consumer credit brokerage services based in Guangzhou, PRC.

During the year ended December 31, 2010, 2011 and 2012, the Group recognized its share of income of affiliates with regard to Teamhead Automobile, Jiaxing and Sincere Fame in the amount of RMB12,904, RMB 14,246 and RMB14,658 respectively.

Investment as of December 31, 2011 and 2012 were as follows:

	As of December 31,
	2011	2012
	RMB	RMB
Teamhead Automobile	322	471
Jiaxing	600	347
Sincere Fame	153,040	167,802
Total	153,962	168,620

(9)                             Variable Interest Entities

Historically, PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies and brokerages. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, the Group had conducted its business in China through contractual arrangements.

In recent years, there have been some rules and regulations that favor foreign investment in the insurance intermediary sector in China. The Group have commenced a restructuring which has resulted in obtaining controlling equity ownership in a majority of its affiliated insurance intermediary companies. However, there remains uncertainty regarding the interpretation and implementation of the relevant regulations and the timing of the restructuring process. In addition, restrictions by PRC laws and regulations on foreign investments in and ownership of internet businesses still exists and the Group is still in the process to complete its restructuring plan. Therefore, the Group still conducts part of its operations in China through contractual arrangements among its PRC subsidiaries and consolidated affiliated entities, Sichuan Yihe Investment Co., Ltd. (“Yihe Investment”) and Shenzhen Xinbao Investment Management Co., Ltd. (“Xinbao Investment”) (collectively referred as the “Two PRC Affiliated Entities”) and the equity holders of the Two PRC Affiliated Entities who are PRC nationals. To provide the Company effective control over the Two PRC Affiliated Entities, and the ability to receive substantially all of the economic benefits of the Two PRC Affiliated Entities and their subsidiaries, a series of contractual arrangements were entered amongst Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (“Xinlian Information”), Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (“Zhonglian Enterprise”), Litian Zhuoyue Software (Beijing) Co., Ltd (“Litian”) and Ying Si Kang Information Technology (Shenzhen) Co., Ltd. (“Ying Si Kang Information”), which are PRC subsidiaries of the Company, and the Two PRC Affiliated Entities and their direct equity holders, refer to as the “VIE arrangements”.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

Agreements that provide the Group effective control over the Two PRC Affiliated Entities

Loan Agreements

Each of the equity holders of Yihe Investment entered into loan agreements with Xinlian Information, evidencing a zero interest loan granted to them, equal to their respective capital contributions to Yihe Investment. The term of the loan agreement is ten years and may be extended upon written agreement of the parties, but it is not extended automatically.  In the event that the loan is not renewed, then upon the expiration of its term and subject to then applicable PRC laws, the loan can be repaid only with the proceeds from the transfer of the individual shareholder’s equity interests in Yihe Investment to Xinlian Information or another person designated by Xinlian Information. In addition, the loan agreements contain a number of covenants that restrict the actions the individual shareholder can take or cause Yihe Investment to take specific actions.

Each of the individual shareholders of Xinbao Investment entered into a loan agreement with the Group’s subsidiary Ying Si Kang Information, evidencing a zero interest loan granted to them, equal to their respective capital contributions to Xinbao Investment. The terms of the loan agreement are substantially similar to those in the loan agreements of Yihe Investment described above.

Equity Pledge Agreements

Pursuant to the equity pledge agreements between (1) Yihe Investment, Xinlian Information and the equity holders of Yihe Investment; and (2) Xinbao Investment, Ying Si Kang Information and the equity holders of Xinbao Investment, the equity holders of the Two PRC Affiliated Entities have pledged their equity interests in the Two PRC Affiliated Entities to Xinlian Information and Ying Si Kang Information to secure their obligations under the loan agreements between (1) Yihe Investment and  Xinlian Information; and (2) Xinbao Investment and Ying Si Kang Information. During the term of the equity pledge agreements, Xinlian Information and Ying Si Kang Information are entitled to all the dividends declared on the pledged equity interests.  The equity pledge agreements will expire when the individual shareholder fully performed his obligations under the loan agreements.

Irrevocable Power of attorney

Pursuant to the power of attorney, the nominee equity holders of the Two PRC Affiliated Entities each executed an irrevocable power of attorney, appointing a person designated by Xinlian Information or Ying Si Kang Information as their attorney-in-fact to vote on their behalf on all matters of the Two PRC Affiliated Entities requiring equity holder approval. If Xinlian Information or Ying Si Kang Information designates the individual shareholders of the Two PRC Affiliated Entities to attend a shareholder’s meeting of the Two PRC Affiliated Entities, the individual shareholder agrees to vote his shares as instructed by Xinlian Information or Ying Si Kang information.

The Articles of Association of the Two PRC Affiliated Entities state that the major rights of the equity holders include the power to review and approve annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the irrevocable power of attorney arrangement, Xinlian Information and Ying Si Kang Information have the ability to exercise effective control over the Two PRC Affiliated Entities through equity holder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management teams of the Two PRC Affiliated Entities are the same as that of Xinlian Information and Ying Si Kang Information.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

Agreements that provide the Group the option to purchase the equity interests in the Two PRC Affiliated Entities

Exclusive Purchase Option Agreements

Pursuant to the exclusive purchase right agreements, Xinlian Information and Ying Si Kang Information may purchase the entire equity interests in, or all the assets of the Two PRC Affiliated Entities, for a purchase price equal to the amount of the individual shareholder’s actual capital contributions to the Two PRC Affiliated Entities or the minimum price permitted by PRC laws, if and when PRC laws are amended to permit such a transaction.

Agreements that transfer economic benefits to Xinlian Information, Zhonglian Enterprise and Litian

IT platform related service and, consulting service agreements

Pursuant to IT platform service, and consulting service agreements entered into between the Group’s PRC subsidiaries Litian, Xilian Information and Zhonglian Enterprise  (collectively referred as the “Three Service Providers”) and most of the insurance intermediary subsidiaries of the Two PRC Affiliated Entities, the Three Service Providers agreed to grant rights to use the “Fanhua” brand and provide consulting and training services related to finance, taxation, IT platform and internal control compliance to most of the insurance intermediaries of the Two PRC Affiliated Entities in exchange for fees payable quarterly calculated as a percentage of revenues of each insurance intermediary. Each of these agreements has an initial term of one year from the signing date, which will be automatically renewed for one-year terms unless the Three Service Providers decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary companies only upon gross negligence, fraud, other illegal conduct or bankruptcy, or by the Three Service Providers with 30 days’ notice.

These contractual arrangements allow the Group to effectively control the Two PRC Affiliated Entities and their subsidiaries, and to derive substantially all of the economic benefits from them. Accordingly, the Group treats the Two PRC Affiliated Entities as VIEs and because the Group is the primary beneficiary of the Two PRC Affiliated Entities, the Group has consolidated the financial results of the Two PRC Affiliated Entities and their subsidiaries.

In addition to the above agreements, which allow the Group to exercise effective control, have an exclusive option to purchase all or part of the equity interests and receive a substantial portion of the economic benefits from the Two PRC Affiliated Entities and their subsidiaries, the Group have also entered into similar contractual arrangements with the non-controlling interest shareholders of Guangdong Meidiya Investment Co., Ltd. (“Meidiya Investments”). As a result of these contractual arrangements, the Company has the right to exercise control over, purchase and receive the economic benefits from all of the equity interests in Mediya Investments that it currently does not hold.

However, there are certain risks related to the VIEs arrangements, which include but are not limited to the following:

•                  If the ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the Group could be subject to severe penalties, including revoking the business and operating licenses of the Group’s PRC subsidiaries and VIEs; restricting or prohibiting any related-party transactions among the Group’s PRC subsidiaries and VIEs; imposing fines or other requirements with which the Group may not be able to comply; requiring the Group to restructure the relevant ownership structure or operations; or restricting or prohibiting the Group from providing additional funding for its business and operations in China.  The imposition of any of these penalties could result in a material and adverse effect on the Group’s ability to conduct its business.

•                  The Group relies on contractual arrangements with the VIEs and its equity holders to conduct part of its China operations, which may not be as effective in providing operational control as direct equity ownership. The Group may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with the Two PRC Affiliated Entities and their equity holders in the event of a breach or non-compliance by the VIEs or their equity holders.

•                  The individual shareholders of the Two PRC Affiliated Entities may have potential conflicts of interest with the Group, as a shareholder the Two PRC Affiliated Entities and as an executive officer of the Group which may materially and adversely affect the Group business and financial condition. The Group does not have existing arrangements to address these potential conflicts of interest and cannot be assured that when conflicts arise, those individuals will act in the best interest of the Group or that conflicts will be resolved in the Group’s favor.

•                  Contractual arrangements that the Group have entered into with the subsidiaries of the Two PRC Affiliated Entities  may be subject to scrutiny by the PRC tax authorities. A finding that the Group owes additional taxes could substantially reduce its consolidated net income. The Group could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between the Group’s subsidiaries and the subsidiaries of the Two PRC Affiliated Entities are not on an arm’s-length basis and adjust the income of the subsidiaries of the Two PRC Affiliated Entities in the form of a transfer pricing adjustment. Moreover, the PRC tax authorities may impose penalties on the Group for underpayment of taxes.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

The VIEs are principally engaged in the provision of insurance brokerage, agency and claims adjusting services in the PRC.

The financial information of the Company’s VIEs and VIEs’ subsidiaries as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012, before adjustments for intercompany eliminations, is as follows:

	As of December 31,
	2011	2012
	RMB	RMB
Total assets	960,070	185,235
Total liabilities	912,010	169,077

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Net Revenues	1,127,948	1,394,032	374,529
Net Income (loss)	38,906	(245,060)	(4,755)
Net cash provided by operating activities	8,688	73,425	(34,601)
Net cash used in investing activities	(192,449)	(80,473)	81,593
Net cash provided by (used in) financing activities	287,846	(105,903)	(38,305)

In order to simplify the Group’s corporate structure to enable more effective control over the PRC affiliated subsidiaries, the Group commenced a corporate restructuring onshore and offshore in October 2011.

In August 2011, CISG Holdings Ltd. (“CISG Holdings”), a wholly-owned subsidiary of the Company, acquired Minkfair Insurance Management Limited (“Minkfair”), a Hong Kong incorporated company whose principal business was engaging in insurance distribution in Hong Kong, for a total consideration of HK$1,200. Subsequently, CNinsure Holdings Ltd. (“CNinsure Holdings”), a wholly-owned subsidiary of CISG Holdings, issued 1,000 of its shares with par value of US$0.001 to Minkfair.  At the same time, CNinsure Holdings repurchased from CISG Holdings one issued and fully paid ordinary share of par value US$0.001 of CISG Holdings for a total consideration of US$0.001. As a result of these transactions, Minkfair directly owns 100% of the equity interests in CNinsure Holdings.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

In February 2012, CNinsure Insurance Sales Service Group Company Limited (“CNinsure Group Company”, formerly known as Shenzhen Fanhua Nanfeng Investment Holding Co., Ltd.), subscribed for a share capital of RMB52,500 in Meidiya. As a result, CNinsure Group Company’s shareholdings in Meidiya increased from 20% to 90%, and the equity holders’ shareholdings in Meidiya decreased to 10%.

In October 2012, the Group obtained license approval from the CIRC to establish CNinsure Group Company as an insurance sales service group company.

Ying Si Kang Information withdrew all its capital contribution at cost of RMB2,000 in Xinbao Investment in December 2012. After the transaction, the two nominee equity shareholders collectively hold 100% equity interests in Xinbao Investment.

On various dates since May 2012, Meidiya and Yihe Investment transferred their equity interests in five of the Group’s affiliated subsidiaries, including Fanhua Lianxing Insurance Sales Co., Ltd. (“Fanhua Lianxing”) and CNinsure Times Insurance Sales & Service Co., Ltd., (or CNinsure Times formerly known as Guangzhou Fanhua Insurance Agency Co., Ltd.) to CNinsure Group Company, and their respective equity interests in 19 affiliated entities to Fanhua Lianxing and CNinsure Times.

As a result of these equity transfers, the Group, through CNinsure Group Company, has controlling equity interest in 35 subsidiaries, while through contractual arrangements with Yihe Investment and Xinbao Investment, it controls the remaining 13 VIEs as of December 31, 2012.

(10)                      Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of December 31,
	2011	2012
	RMB	RMB

Business and other tax payable	37,460	26,117
Refundable deposits from employees and agents	14,542	12,714
Professional fees	12,291	12,378
Advances from third parties	7,512	16,014
Payables for addition of office equipment, furniture and fixtures	9,666	38,537
Insurance compensation claim payable to customers	2,408	2,699
Other	8,803	7,665
Total	92,682	116,124

Other payables and accrued expenses are unsecured, interest-free and repayable on demand.

(11)                          Employee Benefit Plans

Employees of the Group located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution plans. The calculation of contributions for these eligible employees is based on 10% to 22% of the applicable payroll cost according to the specific requirements of the local regime government.

In addition, the Group is required by law to contribute certain percentage of applicable salaries for medical insurance benefits, unemployment and other statutory benefits. The contribution percentages may different from district to district which is subject to the specific requirement of local regime government. The PRC government is directly responsible for the payments of the benefits to these employees.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

For the years ended December 31, 2010, 2011 and 2012, the Group contributed RMB24,871, RMB31,885 and RMB34,931, respectively, to these plans, of which RMB4,783, RMB1,196 and nil were recorded in discontinued operations for the years ended December 31, 2010, 2011 and 2012, respectively.

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

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the year ended December 31, 2010, 2011 and 2012, if applicable.

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

Pursuant to the relevant laws and regulations in the PRC, Litian and Shenzhen Fanhua Software Technology Co., Ltd (“Fanhua Software”), the subsidiaries of the Group, were regarded as software companies and thus exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Litian, year 2010 was the first profit-making year and accordingly, Litian has not made any provision for PRC income tax for the years ended December 31, 2010 and 2011, and has made a 12.5% tax provision for its profits for the year ended December 31, 2012. For Fanhua Software, year 2012 was the first profit-making year and accordingly, Fanhua Software has not made any provision for PRC income tax for the years ended December 31, 2012.

The Group accounts for uncertain income tax positions by prescribing a minimum recognition threshold in the financial statements.

As of December 31, 2012, the Group’s liabilities for unrecognized tax benefits were included in other tax liabilities. The movements of unrecognized tax benefits are as follows:

RMB
Balance as of January 1, 2010	2,537
Gross increase in prior-period tax positions	2,982
Balance as of December 31, 2010	5,519
Gross increase in prior-period tax positions	38,067
Balance as of December 31, 2011	43,586
Gross increase in prior-period tax positions	4,003
Balance as of December 31, 2012	47,589

The uncertain tax positions are related to tax years that remain subject to examination by the relevant taxable authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Group’s consolidated financial statements as of December 31, 2011 and 2012. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. However, based on the current lack of any examinations in progress, and the protocol of finalizing audits by the relevant tax authorities, it is not possible to estimate the impact of any amount of such changes, if any, to previously recorded uncertain tax positions. The Group’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Income tax expenses are comprised of the following:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Current tax expense	87,812	100,461	56,467
Deferred tax expense (income)	1,313	(16,431)	(6,094)
Income tax expense	89,125	84,030	50,373

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2011	2012
	RMB	RMB
Current deferred tax assets:
Operating loss carry forward	4,276	4,942
Other	3,093	—
Less: valuation allowances	—	—
Current deferred tax asset, net	7,369	4,942

Non-current deferred tax assets:
Operating loss carry forward	15,748	22,826
Other	—	—
Less: valuation allowances	(13,856)	(18,859)
Non-current deferred tax asset, net	1,892	3,967
Total	9,261	8,909

Deferred tax liabilities:
Intangible assets, net	11,944	8,592
Investment income	18,162	18,162
Total	30,106	26,754

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

Due to the uncertainty of the level of PRC subsidiaries or VIEs’ taxable income and the lack of operating history in the VIEs, management does not believe certain subsidiaries or VIEs will generate sufficient taxable income such that it is more likely than not that the deferred tax assets will not be realized. As such, a valuation allowance has been established for these deferred tax assets as of December 31, 2011 and 2012. The Group had total operating loss carry-forwards of RMB79,682 and RMB111,536 for the years ended December 31, 2011 and 2012, respectively. Such operating loss carry-forwards expire five years after the RPC subsidiaries or VIEs incur the loss unless utilized. The operating loss carry-forwards of RMB3,042, RMB10,852, RMB49,537 and RMB48,105 is to expire for the year ended December 31, 2014, 2015, 2016 and 2017, respectively.

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income (loss) before income taxes and income of affiliates and discontinued operations, and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Net income (loss) before income taxes and income of affiliates and discontinued operations	462,886	(674,306)	160,452
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	115,722	(168,576)	40,113
Expenses not deductible for tax purposes:
Entertainment	607	659	668
Goodwill and unamortized intangible asset impairment	—	255,272	—
Other	1,130	3,579	3,312
Tax exemption and tax relief:
Tax rate differentials	(30,799)	(30,140)	(3,947)
Change in valuation allowance	(92)	13,654	5,003
Uncertain tax provisions	2,981	8,367	4,003
Other	(424)	1,215	1,221
Income tax expense	89,125	84,030	50,373

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately RMB29,407, RMB70,065 and RMB26,784 for the years ended December 31, 2010, 2011 and 2012, respectively. Without such exemption, the Group’s basic and diluted net profit per share for the year ended December 31, 2012 would have been decreased by RMB0.03.

Under the New Income Tax law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its “de facto management organization” located within the PRC. Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its “de facto management organization” located also outside the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC. Under the New Enterprise Income Tax (“EIT”) Implementation Regulation, “de facto management organization” is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New Income Tax Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate. On April 22, 2009, the State Administration of Taxation (the “SAT”), issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, the SAT issued a bulletin on July 27, 2011 providing more guidance on the implementation of Circular 82 and clarifies matters such as resident status determination. Due to the present uncertainties resulting from the limited PRC tax guidance on this issue, it is unclear that the legal entities organized outside of PRC should be treated as residents for New Tax Law purposes. Nevertheless, even if one or more of the Group’s legal entities organized outside of the PRC were characterized as PRC tax residents, no significant impact would be expected on the net current tax payable balance and the net deferred tax balance.

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

Aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution to the Group of approximately RMB1,543,119 and RMB1,754,077 as of December 31, 2011 and 2012 respectively, are considered to be indefinitely reinvested, and accordingly, no provision for has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred tax liability in respect of those undistributed earnings of approximately RMB154,312 and RMB175,408 respectively.

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

(13)                          Capital Structure

On July 14, 2010, the Company issued 92,000,000 new shares to the public upon its following-on offering, representing 9.2% of total shares outstanding as of December 31, 2010.

During 2010, the Company issued 5,100,780 new shares for the exercise of options, representing 0.51% of the total shares outstanding as of December 31, 2010.

During 2010, the company repurchased 331,059 ADS (equal to 6,621,180 ordinary shares), representing 0.66% of the total shares outstanding as of December 31, 2010, for an aggregate price of approximately RMB37,287 on the open market.

During 2011, the Company issued 2,670,340 new shares for the exercise of options, representing 0.27% of the total shares outstanding as of December 31, 2011.

During 2011, the Company had repurchased 155,311 ADS (equal to 3,106,220 ordinary shares), representing 0.31% of the total shares outstanding as of December 31, 2011, for an aggregate price of approximately RMB13,722  on the open market.

During 2012, the Company issued 183,380 new shares for the exercise of options, representing 0.01% of the total shares outstanding as of December 31, 2012.

During 2012, the Company had repurchased 193,165 ADS (equal to 3,863,300 ordinary shares), representing 0.38% of the total shares outstanding as of December 31, 2012, for an aggregate price of approximately RMB9,244  on the open market.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(14)                          Net Income (Loss) Per Share

The computation of basic and diluted net income (loss) per ordinary share is as follows:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Basic:
Net income (loss) from continuing operations	386,665	(744,090)	124,737
Net income from discontinued operations	29,665	127,553	—
Less: Net loss attributable to the noncontrolling interests	(5,978)	(317,163)	(5,773)
Net income (loss) attributable to the Company’s shareholders	422,308	(299,374)	130,510
Weighted average number of ordinary shares outstanding	958,029,717	1,002,810,673	1,002,308,275
Basic net income (loss) from continuing operations per ordinary share	0.41	(0.43)	0.13
Basic net income from discontinued operations per ordinary share	0.03	0.13	—
Basic net income (loss) per ordinary share	0.44	(0.30)	0.13

Basic net income (loss) from continuing operations per ADS	8.20	(8.51)	2.60
Basic net income from discontinued operations per ADS	0.62	2.54	—
Basic net income (loss) per ADS	8.82	(5.97)	2.60

Diluted:
Net income (loss) from continuing operations	386,665	(744,090)	124,737
Net income from discontinued operations	29,665	127,553	—
Less: Net loss attributable to the noncontrolling interests	(5,978)	(317,163)	(5,773)
Net income (loss) attributable to the Company’s shareholders	422,308	(299,374)	130,510
Weighted average number of ordinary shares outstanding	958,029,717	1,002,810,673	1,002,308,275
Share options	32,288,811	—	2,993,694
Total	990,318,528	1,002,810,673	1,005,301,969
Diluted net income (loss) from continuing operations per ordinary share	0.40	(0.43)	0.13
Diluted net income from discontinued operations per ordinary share	0.03	0.13	—
Diluted net income (loss) per ordinary share	0.43	(0.30)	0.13

Diluted net income (loss) from continuing operations per ADS	7.93	(8.51)	2.60
Diluted net income from discontinued operations per ADS	0.60	2.54	—
Diluted net income (loss) per ADS	8.53	(5.97)	2.60

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

During the years ended December 31, 2010, 2011 and 2012, the Company had share options of which would potentially dilute earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effect would have been antidilutive,  such share options consist of nil, 16,158,418 and 46,225,381 respectively.

Certain share options issued during 2010 and 2011 were cancelled in 2011. Please refer to note 20 to the consolidated financial statements for details of the options scheme issued.

(15)                          Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2012. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There are no appropriations to reserves by the Company other than the Group’s subsidiaries and VIEs in the PRC during the periods presented. Amounts contributed to the statutory reserves were RMB167,147 and RMB178,440 as of December 31, 2011 and 2012, respectively.

(16)                          Related Party Balances and Transactions

The principal related party balances and transactions as of and for the years ended December 31, 2010 and 2011 are as follows:

a)                                     Amounts due from related parties:

	As of December 31,
	2011	2012
	RMB	RMB
Amount due from an affiliate and its subsidiaries, net (i)	353,136	100,684
Amounts due from noncontrolling shareholders (ii)	12,500	51,101
Total	365,636	151,785

b)                                     Amounts due to related parties:

	As of December 31,
	2011	2012
	RMB	RMB
Amounts due to noncontrolling shareholders (iii)	20,305	3,030

(i)               The Group agreed to grant a revolving loan with a maximum amount of US$50,000 (equivalent to RMB317,990 as per the agreement) to Sincere Fame and its subsidiaries pursuant to a facility letter entered in October 2011 (the “Facility”). The Facility is valid for two years and can be renewed upon mutual agreement. On January 1, 2012, the Group and Sincere Fame further entered into a supplemental loan agreement, which established the legal rights to offset the interests and amounts receivable or payable between the Group and Sincere Fame, and all the subsidiaries of the Group and Sincere Fame. As of December 31, 2011 and 2012, the amount due from Sincere Fame and its subsidiaries represented RMB 351,860 and RMB91,277 (US$14,651) principal receivable, RMB1,276 and RMB9,407  (US$1,510) interest receivable. These amounts are unsecured, bear interest at 7.3% and are repayable at the end of the two year term of the Facility.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(ii)            The Group granted a revolving loan with a maximum amount of RMB50,000 to Guangdong Jintaiping Asset Management Service Company (“Jintaiping”) pursuant to a facility letter entered in June 2012. The Group owns an equity interest of 19.5% of Jintaiping, and Jintaiping is also the non-controlling interest shareholder of one of the Group’s subsidiaries.  The loan is valid for one year and bears annual interest rate at 8%. As of December 31, 2012, the amounts due from noncontrolling shareholders represented RMB44,436 of principal receivable and RMB2,165 interest receivable from Jintaiping, and RMB4,500 of acquisition consideration refund receivable from the selling shareholder of a subsidiary acquired in 2010, which failed to meet its performance target pursuant to the acquisition agreement.

As of December 31, 2011, the amounts represent an acquisition consideration refund receivable from the selling shareholder of two subsidiaries acquired in 2009 and one subsidiary acquired in 2010, which failed to meet their performance targets pursuant to the acquisition agreements. These amounts have been fully settled in March 2012. During 2011, Huajie and Zhongxin were purchased from this noncontrolling shareholder.

(iii)         The amount was unsecured, interest-free and repayable on demand. As of December 31, 2012, the amount represented consideration payable for the acquisition of equity investment of Jintaiping.  As of December 31, 2011, the amount mainly represented consideration payable to noncontrolling shareholders for additional shares acquired.

c)                                      A subsidiary of the Company provided information technology service to an affiliate and charged nil, RMB5,000 and RMB5,660 for the year ended December 31,2010, 2011, and 2012, respectively.

The Group charged affiliates interest income of nil, RMB1,276 and RMB10,298 for loans receivable for the year ended December 31, 2010, 2011, and 2012, respectively.

d)                                     A subsidiary of the Group held a 30% equity interest in Beijing Fanhua Micro-credit Company Limited (“Micro-credit”), on behalf of Shenzhen Fanhua United Investment Group, which is a subsidiary of Sincere Fame.

e)                                      The Group has acquired non-controlling interests of a number of its subsidiaries from shareholders who are also employees of the Group in 2011 and 2012. The excess of the fair values of these non-controlling interests acquired from these equity shareholders over the transaction prices as of the respective transaction dates were considered to be compensation expenses, which amounted to RMB6,000 and RMB7,900, and had been charged to the consolidated statement of  income (loss) and comprehensive income (loss) for the years ended December 31, 2011 and 2012 respectively. The valuation of the equity of a private company is highly judgmental, so changes in the significant assumptions related to these valuations could materially affect the fair values of these entities and the related compensation expenses.

f)                                       One of the subsidiary Puyi Asset Management Co., Ltd (“Puyi Asset”) distributed certain wealth management products supplied by several of our affiliates. Commission revenues generated from those affiliates were nil, nil and RMB7,522 during the year 2010, 2011 and 2012.

(17)                      Commitments and Contingencies

(i) The Group has several non-cancelable operating leases, primarily for office premises.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum operating lease payments as of December 31, 2012 are:

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

Minimum Lease Payment
RMB
Year ending December 31:
2013	21,067
2014	12,052
2015	7,730
2016	5,760
2017	2,529
Total	49,138

Rental expenses incurred under operating leases for the years ended December 31, 2010, 2011 and 2012 amounted to RMB30,340, RMB28,048 and RMB31,858, respectively, of which RMB6,899, RMB1,725 and nil were recorded in discontinued operation for the years ended December 31, 2010, 2011 and 2012, respectively.

(ii) As of December 31, 2011 and 2012, the Group had a commitment of RMB168 and nil, respectively, in connection with acquisition of office equipment that would be due in the following year.

(iii) The Group entered into various acquisition agreements which contain certain purchase considerations that are contingent upon future performance of the acquired companies. Please refer to note 3 for more details.

(iv) On October 17, 2011, Pieter van Dongen, an alleged purchaser of the Company’s American Depositary Receipts (“ADRs”) brought a purported class action against the Company, and three of its then-executive officers. The complaint asserts that between March 2, 2010 and September 14, 2011, the alleged class period, the defendants defrauded purchasers of the Company’s ADRs through the dissemination of materially false and misleading statements regarding the Company’s income, incentive compensation and future prospects by allegedly overstating net income, and failing to properly account for incentives provided to the Company’s agents. The complaint asserts claims under Section 10(b) of the Security Exchange Act of 1934 (“Exchange Act”) and Rule 10b-5 thereunder and under Section 20(a) of the Exchange Act.

On December 6, 2011, the Company and van Dongen, entered into a stipulation providing that within forty-five days after the court’s entry of an order appointing a lead plaintiff under the Private Securities Litigation Reform Act, the lead plaintiff must either file a consolidated complaint or give notice of its intent not to do so (and therefore proceed on its initial complaint). The stipulation establishes a briefing schedule under which the Company’s response to the operative complaint is due forty-five days after such filing or notice; the lead plaintiff’s opposition is due 45 days later; and the Company’s reply is due 30 days later. The stipulation was “so ordered” by the Court on December 7, 2011. On December 16, 2011, two other alleged purchasers of the Company’s ADRs, who are represented by the same law firm that represents van Dongen, moved for appointment as lead plaintiffs, and no other prospective plaintiff moved for appointment as lead plaintiff by the December 16, 2011 deadline.  In an order dated June 26, 2012, the Court granted the two other alleged purchasers’ motion, appointing them as lead plaintiffs

On August 13, 2012, the lead plaintiffs filed an amended complaint.  The Company (which is the only defendant that has been served so far) filed a motion to dismiss the amended compliant on October 1, 2012.  On November 8, 2012, the Company and lead plaintiffs entered into a stipulation extending the time for lead plaintiffs to file an opposition to the Company’s motion to dismiss and related briefing.  According to the stipulation, lead plaintiffs were required to file their opposition to the Company’s motion to dismiss by November 29, 2012. On November 28, 2012, lead plaintiffs filed a brief in opposition to the motion to dismiss, and on January 10, 2013, the Company filed its reply.

The outcome of the above class action cannot be reliably estimated with reasonable certainty at this stage and no provision has thus been made as of December 31, 2011 and 2012.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(18)                          Concentrations of Credit Risk

Concentration risks

Details of the customers accounting for 10% or more of total net revenues from commissions and fees are as follows:

	Year ended December 31,
	2010	% of sales	2011	% of sales	2012	% of sales
	RMB		RMB		RMB
PICC Property and Casualty Company Limited (“PICC”)	275,785	22%	331,556	22%	330, 699	21%
China Pacific Property Insurance Co., Ltd.	202,215	16%	184,717	12%	208,797	13%
Ping An Property & Casualty Insurance Company of China, Ltd.	156,091	13%	181,088	12%	185,595	12%
	634,091	51%	697,361	46%	725,091	46%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2011	%	2012	%
	RMB		RMB
PICC	31,982	18%	32,980	17%
Aviva-Cofco Life Insurance Co., Ltd.	17,021	10%	—	—
	49,003	28%	32,980	17%

The Group performs ongoing credit evaluations of its customers and related parties and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Group performs ongoing credit evaluations on the amounts due from Sincere Fame and its subsidiaries (note 16(a)(i)).  As the Group has significant influences over the operations of Sincere Fame through it equity interest investment, and the historically positive operating results of Sincere Fame and its subsidiaries, the Group considered that the credit risks on the amounts due from an affiliate and its subsidiaries as not significant.

The Group performs ongoing credit evaluations on the amount due from Jintaiping (note16(a)(ii)).  As the Group has an equity investment in Jintaiping and the respective revolving loan has a short term of one year, the Group considered that the credit risks on the amounts due from Jintaiping as not significant.

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

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

(19)                      Non-Cash Transactions

The Group entered into the following non-cash investing activities:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Considerations payable in connection with acquisition of subsidiaries	30,000	20,402	96
Considerations payable in connection with other investment (i)	—	—	3,030
Payables for addition of office equipment, furniture and fixtures	9,799	9,666	38,537

(i)              In 2012, the Group sold 19.5% equity interest of  Puyi Investment, a private entity which the Group does not exert significant influence.  Concurrently, the Group acquired 19.5% of Jintaiping with the purchase price of RMB7,987.  As of December 31, 2012, the net amount payables to shareholders of Jintaiping for these two transactions amounted to RMB3,030 and was recorded as amounts due to related parties (see note 16 (b)(iii)).

(20)                          Share-based Compensation

2012 Options

a.                   2012 Options G

On March 12, 2012, the Company granted options (“2012 Options G”) to its directors and employees to purchase up to 92,845,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a five-year service period from 2012 to 2016. The members of the board of directors of the Company received 8,800,000 stock options, which require continue services to the Company but no other performance conditions. For the rest of the 2012 Option G awards, the number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued employment with the Company. Accordingly, 20% (“Option G1”), 20% (“Option G2”), 25% (“Option G3”), 20% (“Option G4”)” and 15% (“Option G5”) of the award options shall vest on May 31 each of the years 2012 to 2016, respectively. The expiration date of the 2012 Options is March 12, 2022. The 2012 Options G have an exercise price of US$0.30 (RMB1.90) and an intrinsic value of US$0.04 (RMB0.26) per ordinary share, except for the 3,200,000 options granted to the two independent directors which have an exercise price of US$0.31 (RMB1.98) and an intrinsic value of US$0.03 (RMB0.17) per ordinary share.  The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option G1	Option G2	Option G3	Option G4	Option G5
Weight average assumptions — expected dividend yield	0%	0%	0%	0%	0%
Risk-free interest rate	2.02%	2.16%	2.29%	2.42%	2.55%
Expected life	5.11 years	5.61 years	6.11 years	6.61 years	7.11 years
Expected volatility	74.54%	74.54%	74.54%	74.54%	74.54%

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

The expected dividend yield was estimated by the Company based on its dividend policy over the expected life of the options.  Risk-free interest rate was estimated based on the USD Treasury Bond Yield and pro-rated according to the tenor of the options plus a risk premium of 1.05% to cater the higher sovereign risk of China.  The expected term was estimated by taking into consideration the expiration period and the vesting terms.  Expected volatility was estimated based on the longest available historical annualized daily volatilities of the Company.

For the year ended December 31, 2012, share-based compensation expenses of RMB60,666 were recognized in connection with the 2012 Options G.

b.                   2012 Options H

On March 12, 2012, the Company granted options (“2012 Options H”) to its entrepreneurial agents and captains (non-employees) to purchase 3,800,000 ordinary shares of the Company, of which 3,000,000 and 800,000 options were granted to agents and captains respectively. Pursuant to the option agreements entered into between the Company and the option grantees, 40% (“Option H1”), 40% (“Option H2”) and 20% (“Option H3”) of the 3,000,000 award options granted to agents shall vest in May 31, 2014, 2015 and 2016 of each year respectively; and 40% (“Option H4”), 40% (“Option H5”) and 20% (“Option H6”) of the 800,000 award options granted to captains shall vest in May 31, 2013, 2014 and 2015 of each year respectively. The number of options that the grantees are entitled to in each year of 2013 to 2016 will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued employment with the Company.  The expiration date of the 2012 Options is March 12, 2022. The 2012 Options H have an exercise price of US$0.30 (RMB1.90) and an intrinsic value of US$0.04 (RMB0.26) per ordinary share.  The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions as of December 31, 2012:

	Option H1		Option H2		Option H3		Option H4		Option H5		Option H6
Stock price per ordinary shares	US$	0.31	US$	0.31	US$	0.31	US$	0.31	US$	0.31	US$	0.31
Weight average assumptions — expected dividend yield	0%		0%		0%		0%		0%		0%
Risk-free interest rate	1.87%		1.98%		2.09%		1.82%		1.93%		2.04%
Expected life	5.37 years		5.87 years		6.37 years		5.12 years		5.62 years		6.12 years
Expected volatility	74.54%		74.54%		74.54%		74.54%		74.54%		74.54%

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

The expected dividend yield was estimated by the Company based on its dividend policy over the expected life of the options.  Risk-free interest rate was estimated based on the USD Treasury Bond Yield and pro-rated according to the tenor of the options plus a risk premium of 1.05% to cater the higher sovereign risk of China.  The expected term was estimated by taking into consideration the expiration period and the vesting terms.  Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

For the year ended December 31, 2012, share-based compensation expenses of RMB1,100 were recognized in connection with the 2012 Options H.

c.      2012 Inscom Options

On March 29, 2012, the shareholders of InsCom Holdings Limited (“Inscom”), a private subsidiary of which the Group has a 65.10% equity interest, has resolved on the adoption of a share incentive plan, under which the maximum number of ordinary shares that can be granted is 202,400,000 shares, equal to 20% of the total number of ordinary shares outstanding at Inscom as at March 28, 2012, and that the directors are authorized to grant such options.

On April 2, 2012, Inscom granted stock options to purchase 36,515,586 of its ordinary shares to its entrepreneurial agents and 24,492,750 ordinary shares to its and the Group’s employees (the “2012 Inscom Options”). Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a two-year period from 2012 to 2013. The number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued services to the Inscom and the Group. For options granted to agents, 86% (“Option I1”) was vested immediately on April 2, 2012, and the remaining 14% (“Option I2”) of the award options shall vest on June 30, 2013, the expiration date for options granted to agents is December 31, 2014. For options granted to employees, 36% (“Option I3”) was vested immediately on April 2, 2012, and the rest 64% (“Option I4”) of the award options shall vest on June 30, 2013, and the expiration date for options granted to employees is June 30, 2017. The 2012 Inscom Options have an exercise price of RMB1.00 per ordinary share. There is no intrinsic value of the options as of the date of grant. The fair value of the 2012 Inscom Options on grant date was determined by using the Binominal option pricing model with the assistance of an independent valuation firm and the following assumptions:

	Option I1	Option I2	Option I3	Option I4
Fair value per underlying ordinary shares of Inscom	RMB0.02	RMB0.02	RMB0.02	RMB0.02
Risk-free interest rate	1.74%	1.83%	1.94%	2.06%
Expected life	2.7 years	2.7 years	5.2 years	5.2 years
Expected volatility	77.00%	71.00%	67.00%	67.00%
Expected dividend yield	0%	0%	0%	0%
Early exercise multiple	3.0	3.0	3.0	3.0
Post-vesting forfeiture rate	0%	0%	5%	5%

When estimating the fair value of the ordinary shares of Inscom on grant date, the Group determined Inscom’s enterprise value by means of a discounted cash flow analysis under the contemporaneous income approach, which assumes the value of Inscom’s equity as the present value of expected future cash flows.  The discounted cash flow derived by management considered Inscom’s future business plan, specific business and financial risks, the stage of development of the Inscom’s operations and economic and competitive elements affecting the Inscom’s business, industry and market. The fair values of the shares were determined with the assistance of an independent valuation firm.

The expected term was estimated by taking into consideration the expiration period and the vesting terms.  As Inscom is a non-public company, expected volatility was estimated based on annualized daily volatilities of the Company for a period with length commensurate to expected term.

Risk-free interest rate is estimated based on the yield to maturity of China Sovereign bond denominated in RMB plus China country risk premium as at the Valuation Date. The exercise multiple is estimated by management, based on a consideration of research study regarding exercise pattern from historical statistical data.  A multiple of 3 was used in the valuation analysis. And the post vesting forfeit rate was based on historical statistical data of the Group.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

As of the grant date and December 31, 2012, the fair values of the 2012 Inscom Options were estimated to be of nominal values.  The share-based compensation expenses related to the 2012 Inscom Options was RMB3 for the year ended December 31, 2012.

2011 Options

On April 28, 2011, the Company granted options (“2011 Options”) to its directors and employees to purchase 28,400,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a four-year period from 2012 to 2015. The number of options that the grantees are entitled to in each year of 2012 to 2015 will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued employment with the Company. Accordingly, 30% (“Option F1”), 30% (“Option F2”), 20% (“Option F3”), and 20% (“Option F4”) of the award options shall vest on March 31 each of the years 2012 to 2015, respectively. The expiration date of the 2011 Options is March 31, 2017. The 2011 Options have an exercise price of US$0.73 (RMB4.77) per ordinary share, equal to the price per ordinary share quoted on the Nasdaq Global Select Market at the date of passing the resolutions. There is no intrinsic value of the options as of the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option F1	Option F2	Option F3	Option F4
Weight average assumptions — expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	1.93%	2.27%	2.54%	2.81%
Expected life	3.43 years	3.93 years	4.43 years	4.94 years
Expected volatility	35.54%	34.34%	32.93%	32.49%

For the year ended December 31, 2011 and 2012, share-based compensation expenses of RMB24,615 and nil were recognized in connection with the 2011 Options. In November 2011, 16,974,600 shares of 2011 Options were cancelled and share-based compensation expenses amounting to RMB22,015, representing the remaining unamortized share-based compensation expenses for these options was recognized and included in the total share-based compensation in connection with the 2011 Options. During 2011, 11,425,400 shares of 2011 options were forfeited due to the failure of directors and employees to meet performance requirements, and some employees resigned during the year. No share-based compensation expense related to the forfeited options was recognized.

2010 Options

On February 8, 2010, the Company granted options (“2010 Options”) to its directors and employees to purchase 48,000,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a four-year period from 2011 to 2014. The number of options that the grantees are entitled to in each year of 2011 to 2014 will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued employment with the Company. Accordingly, 30% (“Option E1”), 30% (“Option E2”), 20% (“Option E3”) and 20% (“Option E4”) of the options shall vest on March 31 of each of the years 2011 to 2014, respectively. The expiration date of the 2010 Options is March 31, 2016. The 2010 Options have an exercise price of US$0.84 (RMB5.73) per ordinary share, equal to the price per ordinary share quoted on the Nasdaq Global Select Market at the date of passing the resolutions. There is no intrinsic value of the options as of the date of grant.  The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

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

For the years ended December 31, 2010, 2011 and 2012, share-based compensation expenses of RMB16,653, RMB26,985 and nil was recognized in connection with the 2010 Options, respectively. In November 2011, 27,671,884 shares of 2010 Options were cancelled and share-based compensation expenses amounting to RMB26,150, representing the remaining unamortized share-based compensation expenses for these options was recognized and included in the total share-based compensation in connection with 2010 Options. During 2011, 20,328,116 shares of 2010 options were forfeited due to the failure of directors and employees to meet performance requirements, and some employees resigned during the year. No share-based compensation expense related to the forfeited options was recognized.

2009 Options

On March 9, 2009, the Company granted options (“2009 Options”) to its employees to purchase 10,000,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a four-year period, with 30% (“Option D1”), 30% (“Option D2”), 20%  (“Option D3”) and the remaining 20% (“Option D4”) of the options vesting on March 31 of each of the years 2010 to 2013, respectively, subject to the continuous employment of the option grantees and their key performance indicators (“KPI”) results for the years 2009.  The expiration date of the 2009 Options is March 31, 2015. The 2009 Options have an exercise price of US$0.34 (RMB2.30) per ordinary share, equal to the price per ordinary share quoted on the Nasdaq Global Select Market at the date of passing the resolutions. There is no intrinsic value of the options as of the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option D1	Option D2	Option D3	Option D4
Weight average assumptions — expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.35%	3.51%	3.55%	3.61%
Expected life	3.56 years	4.06 years	4.56 years	5.06 years
Expected volatility	33.0%	31.9%	32.2%	31.2%

As of December 31, 2012, 1,240,480 shares of 2009 Options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

For the years ended December 31, 2010, 2011 and 2012, share-based compensation expenses of RMB1,479, RMB1,469 and RMB1,353 was recognized in connection with the 2009 Options. During the years ended December 31, 2010, 2011 and 2012, 917,330, 153,480 and 200,410 shares of 2009 Options, respectively, were forfeited due to employee resignations. No share-based compensation expense related to the forfeited options was recognized.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

2008 Options

On November 21, 2008, the Company granted options to purchase 32,000,000 ordinary shares of the Company to certain directors and employees (“2008 Options”). Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a four-year period, with 30% (“Option C1”), 30% (“Option C2”), 20%  (“Option C3”) and the remaining 20% (“Option C4”) of the options vesting on March 31 of each of the years 2010 to 2013, respectively, subject to the continuous employment of the option grantees and their KPI results for the years 2009. The expiration date of the 2008 Options is March 31, 2015. The 2008 Options have an exercise price of US$0.28 (RMB1.90), equal to the fair value of the Company’s share price at the grant date. There is no intrinsic value of the options as of the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option C1	Option C2	Option C3	Option C4
Weight average assumptions — expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.70%	3.71%	3.93%	4.07%
Expected life	3.86 years	4.36 years	4.86 years	5.36 years
Expected volatility	28.2%	28.9%	28.0%	27.6%

As of December 31, 2012, 2,553,440 shares of 2008 Options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

For the years ended December 31, 2010, 2011 and 2012, share-based compensation expenses of RMB4,079, RMB3,934 and RMB3,756 was recognized in connection with 2008 Options. During the years ended December 31, 2010, 2011 and 2012, 529,080, 84,520 and 211,080 shares of 2008 Options, respectively, were forfeited due to employee resignations. No share-based compensation expense related to the forfeited options was recognized.

2007 Options

Option A

On February 3, 2007, CISG granted share options (“2007 Option A”) to the Company’s former Chief Financial Officer, Mr. David Tang to purchase 5,473,684 ordinary shares. The options grant represents 0.8% of the issued share capital of CISG on a fully diluted basis upon full exercise of all outstanding options. The options vest over a two-year period, with 40% of the options vesting upon public listing of the Company and 30% on each of the first and second anniversaries of his employment. The 2007 Option A has an exercise price of RMB2.32 per ordinary share, equal to the fair value of CISG’s share price at the grant date, as determined by using the Black-Scholes option pricing model. The management of the Company determined the value of the Company’s shares as of January 31, 2007, with the assistance of a third party valuation company. There was no intrinsic value of the option as of the date of grant.

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

As of December 31, 2012, 4,000,000 shares of 2007 Option A had been exercised.

For the three years ended December 31, 2012, changes in the status of outstanding options were as follows:

	Number of options	Weighted average exercise price in RMB	Aggregate Intrinsic Value RMB
Outstanding as of January 1, 2010	46,566,631	2.03	224,835
Granted on February 8, 2010	48,000,000	5.73
Exercised	(5,100,780)	2.12
Cancelled	—	—
Forfeited	(1,446,410)	2.15
Outstanding as of December 31, 2010	88,019,441	4.04	146,782
Granted on April 28, 2011	28,400,000	4.77
Exercised	(2,670,340)	2.28
Cancelled	(44,646,484)	5.37
Forfeited	(31,991,516)	5.36
Outstanding as of December 31, 2011	37,111,101	1.99	7,070
Granted on March 12, 2012	96,645,000	1.90
Exercised	(183,380)	1.95
Cancelled	—	—
Forfeited	(411,490)	2.09
Outstanding as of December 31, 2012	133,161,231	1.92	15,436
Exercisable as of December 31, 2012	47,260,811	1.95	4,107

As of December 31, 2012, there were a total of 85,900,420 outstanding unvested options for the Group. As of December 31, 2012, there was RMB81,347 of total unrecognized compensation cost related to share options granted in 2008, 2009 and 2012, which was expected to be recognized over a period of 3.5 years as of December 31, 2012.

No 2012 Inscom Options was exercised, cancelled or forfeited during the year ended December 31, 2012, and there was RMB 6 of unrecognized cost expected to be recognized in 2013. As of December 31, 2012, 61,008,336 of the 2012 Inscom Options are outstanding, 40,337,472 options are exercisable, with weighted average remaining contractual life of 1.59 years, exercise price of RMB1.00.

The following table summarizes information about the Company’s share option plans for the years ended December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Weighted-average grant-date fair value per share of options granted	1.58	1.45	1.48
Total intrinsic value of options exercised	32,465	9,495	74
Total fair value of share options vested	7,526	7,355	30,513

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

The following table summarizes information about the Company’s stock option plans as of December 31, 2012:

	Options outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise price in RMB	Options Exercisable
2012 Options G	92,684,420	9.25	1.90	18,408,420
2012 Options H	3,800,000	9.25	1.90	—
2009 Options	7,450,300	1.25	2.30	5,809,380
2008 Options	28,573,880	1.25	1.90	22,390,380
2007 Option A	652,631	4.00	2.32	652,631
Total	133,161,231			47,260,811

There are no 2010 Options and 2011 Options outstanding as of December 31, 2012.

(21)         Restricted Net Assets

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. As of December 31, 2011 and 2012, the Company had restricted net assets of RMB1,661,740 and RMB1,901,940 respectively, which were not eligible to be distributed. These amounts were comprised of the registered capital of the Company’s PRC subsidiaries and the statutory reserves disclosed in note 15.

(22)         Segment Reporting

During 2011, the Group disposed of the Datong segment, which was reclassified to discontinued operations for all periods presented, and operates in three principal operating segments: P&C, Life and Claims Adjusting. Accordingly, the Group has retroactively amended its segment disclosure for 2010. Business segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

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

The following table shows the Group’s operations by business segment for the years ended December 31, 2010, 2011 and 2012. Other includes revenue and expenses not allocated to reportable segments and corporate related items.

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Net revenues
P&C	821,259	1,032,594	1,090,205	174,990
Life	235,584	276,402	272,755	43,780
Claims Adjusting	177,094	202,003	217,497	34,911
Other	—	5,676	5,660	908
Total net revenues	1,233,937	1,516,675	1,586,117	254,589
Operating costs and expenses
P&C	(389,266)	(1,626,472)	(911,330)	(146,278)
Life	(194,612)	(245,571)	(266,062)	(42,706)
Claims Adjusting	(156,825)	(243,072)	(186,694)	(29,967)
Other	(98,709)	(150,333)	(156,205)	(25,073)
Total operating costs and expenses	(839,412)	(2,265,448)	(1,520,291)	(244,024)
Income (loss) from operations
P&C	431,993	(593,878)	178,875	28,712
Life	40,972	30,831	6,693	1,074
Claims Adjusting	20,269	(41,069)	30,803	4,944
Other	(98,709)	(144,657)	(150,545)	(24,165)
Total income (loss) from operations	394,525	(748,773)	65,826	10,565

CNINSURE INC.

Notes to The Consolidated Financial Statements
(In thousands, except for shares and per share data)

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Segment assets
P&C	1,367,326	1,542,536	247,595
Life	200,713	250,126	40,148
Claims Adjusting	108,630	84,325	13,535
Other	1,604,327	1,523,802	244,587
Total assets	3,280,996	3,400,789	545,865

Substantially all of the Group’s revenues for the three years ended December 31, 2010, 2011 and 2012 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

Balance Sheets

(In thousands, except for shares)

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	24,776	14,589	2,342
Other receivables	190,216	1,212	195
Amounts due from subsidiaries	1,337,536	1,528,450	245,333
Total current assets	1,552,528	1,544,251	247,870
Non-current assets:
Investment in subsidiaries	1,224,245	1,386,753	222,589
Total assets	2,776,773	2,931,004	470,459

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables	5,767	5,578	895
Amounts due to subsidiaries	16,959	31,046	4,983
Total liabilities	22,726	36,624	5,878
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 1,002,541,446 and 998,861,526 as of December 31, 2011 and 2012, respectively)	7,646	7,624	1,224
Additional paid-in capital	2,272,580	2,284,906	366,753
Retained earnings	575,472	705,982	113,318
Accumulated other comprehensive income (loss)	(101,651)	(104,132)	(16,714)
Total shareholders’ equity	2,754,047	2,894,380	464,581
Total liabilities and shareholders’ equity	2,776,773	2,931,004	470,459

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)

Statements of Income (Loss) and Comprehensive Income (Loss)

(In thousands)

	Year Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
General and administrative expenses	(26,705)	(70,893)	(77,993)	(12,519)
Interest income	450	2,011	13,215	2,121
Equity in earnings (loss) of subsidiaries	448,563	(230,492)	195,288	31,346
Net income (loss)	422,308	(299,374)	130,510	20,948
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	(10,818)	(18,291)	(2,481)	(398)
Comprehensive income (loss) attributable to the CNinsure Inc’s shareholders	411,490	(317,665)	128,029	20,550

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)

Statements of Shareholders’ Equity

(In thousands, except for shares)

					Accumulated
			Additional		Other
	Share Capital		Paid-in	Retained	Comprehensive
	Number of Share	Amounts	Capital	Earnings	Income (Loss)	Total
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	912,497,726	7,036	1,604,774	452,540	(72,542)	1,991,808
Net income	—	—	—	422,308	—	422,308
Foreign currency translation	—	—	—	—	(10,818)	(10,818)
Issuance of ordinary shares upon follow-on offering	92,000,000	623	743,144	—	—	743,767
Exercise of share options	5,100,780	34	10,041	—	—	10,075
Repurchase of ordinary shares	(6,621,180)	(44)	(37,243)	—	—	(37,287)
Share-based compensation	—	—	22,211	—	—	22,211
Dividends	—	—	(80,985)	—	—	(80,985)
Other	—	—	(93)	(2)	—	(95)
Balance as of December 31, 2010	1,002,977,326	7,649	2,261,849	874,846	(83,360)	3,060,984
Net loss	—	—	—	(299,374)	—	(299,374)
Foreign currency translation	—	—	—	—	(18,291)	(18,291)
Exercise of share options	2,670,340	17	5,288	—	—	5,305
Repurchase of ordinary shares	(3,106,220)	(20)	(13,702)	—	—	(13,722)
Share-based compensation	—	—	57,003	—	—	57,003
Other	—	—	(37,858)	—	—	(37,858)
Balance as of December 31, 2011	1,002,541,446	7,646	2,272,580	575,472	(101,651)	2,754,047
Net income	—	—	—	130,510	—	130,510
Foreign currency translation	—	—	—	—	(2,481)	(2,481)
Exercise of share options	183,380	1	347	—	—	348
Repurchase of ordinary shares	(3,863,300)	(23)	(9,221)	—	—	(9,244)
Share-based compensation	—	—	66,878	—	—	66,878
Other	—	—	(45,678)	—	—	(45,678)
Balance as of December 31, 2012	998,861,526	7,624	2,284,906	705,982	(104,132)	2,894,380
Balance as of December 31, 2012 in US$		1,224	366,753	113,318	(16,714)	464,581

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income (loss)	422,308	(299,374)	130,510	20,948
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in (earnings) loss of subsidiaries	(448,563)	230,492	(195,288)	(31,346)
Compensation expenses associated with stock options	22,211	57,003	66,878	10,735
Changes in operating assets and liabilities:
Other receivables	1,023	(188,182)	189,004	30,337
Other payables	2,527	(6,790)	(189)	(30)
Net cash (used in) generated from operating activities	(494)	(206,851)	190,915	30,644
Cash flows from investing activities
Increase in investment in subsidiaries	(40,143)	(56,374)	(12,899)	(2,070)
Advances (to) from subsidiaries	(518,212)	205,316	(176,826)	(28,383)
Net cash (used in) generated from investing activities	(558,355)	148,942	(189,725)	(30,453)
Cash flows from financing activities:
Proceeds from share issuances	743,767	—	—	—
Proceeds on exercise of stock options	10,075	5,305	348	56
Repurchase ordinary shares	(37,287)	(13,722)	(9,244)	(1,484)
Dividends paid	(80,985)	—	—	—
Net cash from (used in) financing activities	635,570	(8,417)	(8,896)	(1,428)
Net increase (decrease) in cash and cash equivalents	76,721	(66,326)	(7,706)	(1,237)
Cash and cash equivalents at beginning of year	43,490	109,393	24,776	3,977
Effect of exchange rate changes on cash and cash equivalents	(10,818)	(18,291)	(2,481)	(398)
Cash and cash equivalents at end of year	109,393	24,776	14,589	2,342

Note to Schedule 1

(In thousands, except for shares)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require  condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2012, RMB1,901,940 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company has been presented for the years ended December 31, 2011 and 2012.

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