Form 20-F
period 2013-12-31
CNINSURE INC.
filed 2014-04-29
CIK 1413855

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013.
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report. . . . . . . . . . . . . .

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

998,861,526 ordinary shares, par value US$0.001 per share as of December 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [X] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [X]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [   ] Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ] No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes [   ] No [   ]

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

You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information —D. Risk Factors” of this annual report. Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

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

The following selected consolidated statements of income (loss) data for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheets data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of income (loss) data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheets data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements, which are not included in this annual report.

On March 25, 2011, we disposed of our 55% equity interest in Datong International Holding Limited and its subsidiaries, or Datong, which were primarily engaged in the distribution of life insurance products. Following the sale of Datong, we present our financial results for the years ended December 2009, 2010 and 2011 on both a continuing and discontinued basis. Profits and losses related to Datong were presented as discontinued operations while profits and losses for the remaining business were presented as continuing operations. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except shares, per share and per ADS data)
Consolidated Statement of Income (Loss) Data
Net revenues:
Commissions and fees	1,100,842	1,233,297	1,510,886	1,580,234	1,755,545	289,995
Other service fees	761	640	5,789	5,883	1,479	244
Total net revenues	1,101,603	1,233,937	1,516,675	1,586,117	1,757,024	290,239
Operating costs and expenses:
Commissions and fees	(549,981)	(541,239)	(796,843)	(1,085,809)	(1,293,372)	(213,650)
Selling expenses	(41,442)	(60,055)	(77,802)	(78,449)	(96,461)	(15,934)
General and administrative expenses(1)	(164,951)	(233,518)	(333,281)	(356,033)	(349,205)	(57,684)
Impairment loss on goodwill and intangible assets	—	(4,600)	(1,057,522)	—	—	—
Total operating costs and expenses	(756,374)	(839,412)	(2,265,448)	(1,520,291)	(1,739,038)	(287,268)
Income (loss) from operations	345,229	394,525	(748,773)	65,826	17,986	2,971
Other income, net:
Investment income	18,905	41,244	—	—	8,886	1,468
Interest income	33,203	26,771	52,031	90,323	84,250	13,917
Finance cost	(4)	(5)	—	(2,439)	—	—
Others, net	1,534	351	22,436	6,742	(4,601)	(760)
Changes in fair value of contingent consideration payables	(5,946)	—	—	—	—	—
Income (loss) from continuing operations before income taxes and income of affiliates and discontinued operations	392,921	462,886	(674,306)	160,452	106,521	17,596
Income tax expense	(97,309)	(89,125)	(84,030)	(50,373)	(27,158)	(4,486)
Share of income of affiliates	774	12,904	14,246	14,658	20,621	3,406
Net income (loss) from continuing operations	296,386	386,665	(744,090)	124,737	99,984	16,516
Net income (loss) from discontinued operations, net of tax	(17,372)	29,665	127,553	—	—	—
Net income (loss)	279,014	416,330	(616,537)	124,737	99,984	16,516
Less: Net (loss) income attributable to the noncontrolling interests	(21,827)	(5,978)	(317,163)	(5,773)	4,341	717
Net income (loss) attributable to the Company’s shareholders	300,841	422,308	(299,374)	130,510	95,643	15,799
Net income (loss) per share:
Basic:
Net income (loss) from continuing operations	0.33	0.41	(0.43)	0.13	0.10	0.02
Net income (loss) from discontinued operations	—	0.03	0.13	—	—	—
Net income (loss)	0.33	0.44	(0.30)	0.13	0.10	0.02
Diluted:
Net income (loss) from continuing operations	0.32	0.40	(0.43)	0.13	0.10	0.02
Net income (loss) from discontinued operations	—	0.03	0.13	—	—	—
Net income (loss)	0.32	0.43	(0.30)	0.13	0.10	0.02

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except shares, per share and per ADS data)
Net income (loss) per ADS:
Basic:
Net income (loss) from continuing operations	6.61	8.20	(8.51)	2.60	1.92	0.32
Net income (loss) from discontinued operations	(0.02)	0.62	2.54	—	—	—
Net income (loss)	6.59	8.82	(5.97)	2.60	1.92	0.32
Diluted:
Net income (loss) from continuing operations	6.50	7.93	(8.51)	2.60	1.91	0.32
Net income (loss) from discontinued operations	(0.02)	0.60	2.54	—	—	—
Net income (loss)	6.48	8.53	(5.97)	2.60	1.91	0.32

Shares used in calculating net income (loss) per share:
Basic	912,497,726	958,029,717	1,002,810,673	1,002,308,275	998,861,526	998,861,526
Diluted	928,312,312	990,318,528	1,002,810,673	1,005,301,969	1,000,570,018	1,000,570,018
Dividends declared per share(2)	0.075	0.089	—	—	—	—
_____________________
(1)
Including share-based compensation expenses of RMB7.6 million, RMB22.2 million, RMB57.0 million, RMB66.9 million and RMB45.3 million (US$7.5 million) for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, respectively;

(2)
A dividend of US$0.22 per ADS was declared on May 21, 2009, payable to our shareholders of record as of the close of business on June 26, 2009. A dividend of US$0.26 per ADS was declared on April 23, 2010, payable to our shareholders of record as of the close of business on May 20, 2010.

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,457,890	1,924,884	2,222,160	2,525,618	2,288,623	378,054
Total current assets	1,727,499	2,302,425	2,898,414	2,993,900	3,177,801	524,935
Total assets	2,545,965	3,854,456	3,280,996	3,400,789	3,560,730	588,190
Total current liabilities	337,648	288,361	328,309	318,539	339,425	56,069
Total liabilities	359,260	337,393	402,001	392,882	413,968	68,383
Noncontrolling interests	194,897	456,079	124,948	113,527	118,665	19,602
Total equity	2,186,705	3,517,063	2,878,995	3,007,907	3,146,762	519,807
Total liabilities and shareholders’ equity	2,545,965	3,854,456	3,280,996	3,400,789	3,560,730	588,190

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.0537 to US$1.00, the noon buying rate in effect as of December 31, 2013 in The City of New York for cable transfers of RMB, as set forth in H.10 weekly statistical release of the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 25, 2014, the noon buying rate was RMB6.2534 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	Noon Buying Rate (RMB per US$1.00)
Period	Period End	Average(1)	Low	High

2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 25)	6.2534	6.2196	6.2534	6.1966
________________________

Source: H.10 weekly statistical release of the Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Our Industry

If our investment in our e-commerce platform is not successful, our business and results of operations may be adversely affected.

We have devoted significant efforts to developing our e-commerce platform. On January 1, 2012, we launched an insurance comparison website, named Baowang (www.baoxian.com), which allows customers to search, compare and purchase a wide range of insurance products, including automobile insurance, travel insurance, accident insurance and homeowner insurance from various insurance carriers. In October 2012, we launched CNpad, the workstation of our proprietary sales support system, which enables sales agents to help their clients to compare price, policy benefits and services from different insurance carriers’ policies, and to apply for and complete the purchase of the policy that best suits their clients’ needs anywhere and anytime. In the next few years, we intend to continue to devote significant resources to enhancing the technology and content of our insurance comparison website, to building brand awareness and increasing the adoption of CNpad among sales agents in order to enhance their efficiency. However, our efforts to develop our e-commerce platform may not be successful or yield the benefits that we anticipate due to our limited experience in the online and mobile insurance distribution business. In addition, our expansion may depend on a number of factors, many of which are beyond our control, including but not limited to:

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

•
increased competition from insurance companies which directly sell insurance products through their own websites, call centers, portal websites which provide insurance product information and links to insurance companies’ websites, and other professional insurance intermediary companies which may launch independent websites in the future;

•	further improvement in our information technology system designed to facilitate smoother online transactions; and

•	further development and changes in applicable rules and regulations which may increase our operating costs and expenses, impede the execution of our business plan or change the competitive landscape.

On September 20, 2011, the China Insurance Regulatory Commission, or CIRC, promulgated the Measures for Administration of Internet Insurance Business of Insurance Agencies and Insurance Brokerage Companies(for trial implementation), or Trial Measures, effective January 1, 2012, which sets forth the qualification requirements and procedures for insurance intermediaries to operate Internet insurance businesses in China. Since online insurance distribution has emerged only recently in China and is evolving rapidly, the CIRC may implement new laws and regulations to govern this sector from time to time. Although we have obtained necessary approvals and licenses and meet qualification requirements for the operation of the Trial Measures, we cannot assure you that our operation will always be consistent with the changes and further development of regulations applicable to us or we will be able to obtain necessary approvals and licenses as required on a timely basis.

Any failure to successfully identify the risks as part of our expansion into the online and mobile insurance distribution business may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.

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

We commenced our insurance intermediary business in 1999 and have expanded our operations substantially in recent years. Our distribution and service networks expanded from one company in one province to 38 insurance agencies, two insurance brokerages, three claims adjusting firms, one online insurance service company, and one automobile service company in 28 provinces as of March 15, 2014. Meanwhile, we have broadened our service offerings from the distribution of only automobile insurance products to cover a wide variety of property and casualty insurance and life insurance products, insurance claims adjusting services, and wealth management products. We anticipate continued growth in the future through multiple means. Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. To manage and support our continued growth, we must continue to improve our operational, administrative, financial and technological systems, procedures and controls, and expand, train and manage our growing employee and agent base. Furthermore, our management will be required to maintain and expand our relationships with insurance companies, other insurance intermediaries, regulators and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to effectively and efficiently manage our expansion could materially and adversely affect our ability to capitalize on new business opportunities, which in turn could have a material adverse effect on our results of operations.

We are in the process of implementing a strategic transformation plan, which if not successful could have a material adverse effect on our business.

In light of the industry changes and various challenges we faced in the past few years, we have been implementing a strategic transformation plan. As part of this plan, we focused our efforts mainly on the following areas:

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

We have implemented some of the items under this strategic transformation plan, including launching Baowang, our price comparison website in early 2012, introducing and promoting the application of CNpad by our sales agents since October 2012, establishing CNinsure Insurance Sales Service Group Company Limited, or the CNinsure Group Company, in October 2012 and completing an organizational integration in 2013. Although our strategic transformation plan has progressed in line with our expectations so far, we cannot guarantee that this plan will be successful over the long-run. If we are unable to identify and overcome challenges during the strategic transformation period, our growth, business prospects and financial performance could be adversely affected.

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

Even if we succeed in acquiring other insurance agencies, brokerages and claims adjusting firms, our ability to integrate an acquired entity and its operations is subject to a number of factors. These factors include difficulties in the integration of acquired operations and retention of personnel, especially the sales agents who are not employees of the acquired company, entry into unfamiliar markets, unanticipated problems or legal liabilities, tax and accounting issues. The need to address these factors may divert management’s attention from other aspects of our business and materially and adversely affect our business prospects. In addition, costs associated with integrating newly acquired companies could negatively affect our operating margins.

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

When we acquire a business, a substantial portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the fair value of purchase price and any controlling interest over the net identifiable tangible assets acquired. As of December 31, 2013, goodwill represented RMB78.6 million (US$13.0 million), or 2.6% of our total shareholders’ equity, and other net intangible assets represented RMB29.1 million (US$4.8 million), or 0.9% of our total shareholders’ equity. Our management performs impairment assessment annually, and we recognized an impairment loss of RMB1.1 billion, nil and nil in goodwill and intangible assets in 2011, 2012 and 2013, respectively. Under current accounting standards, if we determine that goodwill or intangible assets are further impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. As we implement our growth strategy through acquisitions, goodwill and intangible assets may comprise an increasingly larger percentage of our shareholders’ equity. As such, any write-down related to such goodwill and intangible assets may adversely and materially affect our shareholders’ equity and financial results.

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

For the year ended December 31, 2013, our top five insurance company partners were PICC Property and Casualty Company Limited, or PICC P&C, Ping An Property & Casualty Insurance Company of China, Ltd., or Ping An, China Pacific Property Insurance Co., Ltd., or CPIC, Taiping General Insurance Company Limited, or Taiping and Alltrust Property Insurance Company Ltd, or Alltrust. Among them, PICC P&C, Ping An and CPIC each accounted for more than 10% of our total net revenues in 2013, with PICC P&C accounting for 19.8%, Ping An accounting for 14.2%, and CPIC accounting for 11.7% of our total net revenues. The termination of our contracts with insurance companies that in aggregate account for a significant portion of our business, or changes to material terms of these contracts, could adversely affect our business and operating results.

Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.

We currently operate through our majority-owned and affiliated insurance agencies, brokerages and claims adjusting firms located in 28 provinces in China. These companies report their results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of negative business developments such as losses of relationships with insurance companies, regulatory inquiries or any other negative events, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

Our dependence on the founders and key managers of firms that we acquire may limit our ability to effectively manage our business.

In the acquisitions we have completed to date, some of the founders and key managers of the acquired firms continue to manage the acquired businesses. They are responsible for ordinary course operational decisions, including personnel and office location, subject to our oversight. They also maintain the primary relationship with customers and the local branches of insurance companies. Although we maintain internal controls to oversee our nationwide operations, this operating structure exposes us to the risk of losses resulting from day-to-day decisions of the managers of the acquired firms. Unsatisfactory performance by these managers could hinder our ability to grow and could have a material adverse effect on our business.

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

The wealth management products that we refer to our customers involve various risks and our failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

We started to offer referral services for certain wealth management products in 2012. These products involve various risks, including default risks, interest risks, liquidity risks and other risks. Our success in recommending these products depends, in part, on our successful identification and full appreciation of risks associated with such products. Although we enforce and implement strict risk management policies and procedures, our risk management policies and procedures may not be fully effective in mitigating the risk exposure of our clients in various market environments or against all types of risks. If we fail to identify and disclose the risks associated with the products we recommend to our clients, or fail to disclose such risks to our clients, and as a result our clients suffer financial loss or other damages resulting from their purchase of the wealth management products resulting from our wealth management and product recommendations, our reputation, client relationships, business and prospects will be adversely affected.

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

All of our personnel who engage in insurance agency, brokering and claims adjusting activities are required under relevant PRC regulations to obtain a qualification certificate from the CIRC and a “Qualification Certificate” from the insurance company or insurance intermediary company to which he or she belongs. See “Item 4. Information on the Company—B. Business Overview—Regulation.” In addition, we understand that the CIRC requires that every individual agent or broker carry the qualification certificate issued by the insurance company or insurance intermediary company to which he or she belongs and other credentials showing specified information when conducting agency and brokerage business. Under the relevant PRC regulations, such as the Measures on the Supervision and Administration of Insurance Salespersons, and the Measures on the Supervision and Administration of insurance brokers and claims adjustors issued by the CIRC in January 2013, an insurance agency, brokerage or claims adjusting firm that retains unqualified personnel to engage in insurance intermediary activities may be imposed a fine ranging from RMB20,000 to RMB100,000 per agency by the CIRC. As of March 15, 2014, approximately 86% of our sales professionals had received a qualification certificate. If more local CIRC agencies were to strictly enforce these regulations in the future, and if a substantial portion of our sales force remains unqualified, our business may be adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance professionals to obtain the necessary CIRC qualification certificate. Such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

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

China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry. For example, pursuant to the Decision on Revising the Regulatory Provisions on Professional Insurance Agencies and the Decision on Revising the Regulatory Provisions on promulgated on April 27, 2013, the minimum registered capital requirements for insurance agencies and brokerages increased substantially. See “Item 4. Information on the Company—B. Business Overview—Regulation.” This increase reduced the amount of cash available for other business purposes. In addition, according to the Insurance Law amended on February 28, 2009, sole-proprietor insurance agencies are now allowed. According to the Opinions on Improving Sales Agent Management System and Opinions on Encouraging and Supporting the Healthy Development of Private Investment issued by the CIRC on September 20, 2010 and June 15, 2012, respectively, insurance companies are encouraged to establish exclusive sales agencies or insurance sales companies and all types of capital, including foreign capital and capital from the private sectors are encouraged to invest in large scale insurance agencies and insurance sales companies. Furthermore, the CIRC promulgated the Circular on Supporting the Specialized Operation of Automobile Companies’ Insurance Intermediary Business which encouraged automobile companies to establish insurance agencies or insurance brokerage companies, or to outsource their insurance business to professional insurance agencies or brokerage companies. These changes may lead to greater competition among insurance agencies. Furthermore, according to the Draft to Solicit Opinions on the Administration of Professional Insurance Intermediary Business of Life Insurance Companies, insurance companies may not be allowed to cooperate with any professional insurance intermediary company which has represented more than three life insurance companies. If the provision were to be officially promulgated, our life insurance business operations and growth outlook could be materially and adversely affected.

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

We are subject to reporting obligations under U.S. securities laws. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, or the SEC, every public company is required to include a management report on the company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. These requirements first applied to our annual report on Form 20-F for the fiscal year ended on December 31, 2008.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2013. See “Item 15. Controls and Procedures.” However, there is no assurance that we will be able to maintain effective internal controls over financial reporting in the future. If we fail to do so, we may not be able to produce reliable financial reports and prevent fraud. Moreover, if we are not able to conclude that we have effective internal controls over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

We have been expanding into complementary business areas to leverage our existing sales network, customer resources and operating platform so as to better serve our customers’ needs for insurance protection, financing and wealth management. For example, in October 2009, we acquired 20.6% equity interest in Sincere Fame International Limited, or Sincere Fame, which owns 100% of the equity interest in China Financial Services Group Limited, or CFSG, a consumer financial services provider. This investment marked our expansion into the consumer financial services sector. In November 2010 we formed a joint venture, named CNinsure Puyi Investment Management Co., Ltd., or Puyi Investment, (renamed as CNinsure Puyi Fund Sales Co. Ltd., also known as Fanhua Puyi Funds Sales, or Puyi Fund Sales, after obtaining the license to distribute mutual funds in March 2013) in which we beneficially own 19.5% of the equity interests. See “Item 4. Information on the Company—C. Organizational Structure—Changes in Corporate Structure” for information on the restructuring of Puyi Fund Sales. Puyi Fund Sales is a financing platform for mutual funds and trust companies. We plan to continue our expansion in these areas. However, our efforts to develop these new businesses may not be successful or yield the benefits that we anticipate due to our limited experience in distributing non-insurance related financial services and products. In addition, our expansion may subject us to risks associated with operating in the consumer financial services and wealth management sectors in China, including but not limited to, changes in monetary or industry policies and other economic measures that may affect our cooperation with financial institutions and their product supply, as well as competition from other consumer credit brokerage companies and other financial services companies that offer wealth management products. Currently, changes in regulations for the consumer credit brokerage and wealth management sectors may impose burdensome approval, licensing or other requirements on CFSG and its affiliated subsidiaries, and Puyi Fund Sales. Any failure to successfully identify, execute and integrate acquisitions, investments, joint ventures and alliances as part of our expansion into the consumer financial services sector may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.

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

In addition, many of our customers pay for our insurance services through third-party online payment services. In such transactions, maintaining complete security during the transmission of confidential information, such as personal information, is essential to maintaining consumer confidence. We have limited influence over the security measures of third-party online payment service providers. In addition, our third-party merchants may violate their confidentiality obligations and disclose information about our customers. Any compromise of our security or third-party service providers' security could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

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

Historically, PRC laws and regulations have restricted foreign investment in and ownership of insurance intermediary companies. In recent years, some rules and regulations governing the insurance intermediary sector in China have begun to encourage foreign investment. For instance, under the Closer Economic Partnership Arrangement, or CEPA, Supplement IV signed in July 2007 and CEPA Supplement VIII signed on December 13, 2011, between the PRC Ministry of Commerce and the governments of Hong Kong and Macao Special Administrative Region, local insurance agencies in Hong Kong and Macao are allowed to set up wholly-owned insurance agency companies in Guangdong Province if they meet certain threshold requirements. On December 26, 2007, the CIRC issued an Announcement on the Establishment of Wholly-owned Insurance Agencies in Mainland China by Hong Kong and Macao Insurance Agencies, which sets forth specific qualification criteria for implementation purposes. On August 26, 2010, the CIRC released a Circular on the Cancellation of the Fifth Batch of Administrative Approval Items, pursuant to which foreign ownership in a professional insurance intermediary in excess of 25% only requires a filing to be made with the relevant authorities and no longer requires prior approval. Accordingly, in October 2011 we commenced a restructuring of our Company which resulted in us obtaining direct controlling equity ownership in a majority of our insurance intermediary companies and we are currently converting our subsidiaries into branches. See “Item 4. Information on the Company—C. Organizational Structure.”

However, there remains uncertainty regarding the interpretation and implementation of the relevant regulations and the timing of the restructuring process. In addition, restrictions by PRC laws and regulations on foreign investments in and ownership of Internet businesses still exists. Therefore, we conduct small part of our operations in China through contractual arrangements among our PRC subsidiaries and consolidated affiliated entities (namely Sichuan Yihe Investment Co., Ltd., or Yihe Investment, and Shenzhen Xinbao Investment Management Co., Ltd., or Xinbao Investment, and their subsidiaries). The subsidiaries of our consolidated affiliated entities hold the licenses and permits necessary to conduct our insurance intermediary business in China.

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

Any of these or similar actions could cause disruptions to our business, as well as reduce our revenues, profitability and cash flows.

In addition, if any of these actions results in our inability to direct the activities of our consolidated variable interest entities and their subsidiaries that most significantly impact their economic performance, and/or such actions prevent us from receiving the economic benefits from our consolidated variable interest entities, we may not be able to consolidate the financial results of these variable interest entities into our consolidated financial statements in accordance with U.S. GAAP.

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

As of March 15, 2014, two individual shareholders, Mr. Qiuping Lai and Mr. Peng Ge, collectively held 10% of the equity interest in Meidiya Investment Co., Ltd., or Meidiya Investment, and 80% in Yihe Investment, respectively, and two individual shareholders, Mr. Chunlin Wang and Mr. Yuan Tian, collectively held 100% of the equity interest in Xinbao Investment. Conflicts of interest may arise between the dual roles of Mr. Qiuping Lai, Mr. Peng Ge, Mr. Chunlin Wang and Mr. Yuan Tian as a shareholder of our consolidated affiliated entities and as an executive officer of our company. We do not have existing arrangements to address these potential conflicts of interest and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor.

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

Any loans we make to any of our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), CNinsure Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (formerly known as Haidileji Enterprise Image Planning (Shenzhen) Co., Ltd. and also known as Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd.), or Zhonglian Enterprise, CNinsure Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (formerly known as Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd. and also known as Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd.), or Xinlian Information, and Ying Si Kang Information Technology (Shenzhen) Co., Ltd., or Ying Si Kang Information, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK$300 million (US$38.7 million) in foreign debts as of March 15, 2014. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

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

We are a holding company, and we rely principally on dividends from our subsidiaries in China and service, license and other fees paid to our subsidiaries by our consolidated affiliated entities for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. In addition, each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of its board. These reserves are not distributable as cash dividends. As of December 31, 2013, the total retained earnings of our PRC subsidiaries available for dividend distributions were RMB1.9 billion (US$310.9 million). Furthermore, if our subsidiaries and consolidated affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and consolidated affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

On December 25, 2006, the People’s Bank of China, or the PBOC, promulgated the Measures for the Administration of Individual Foreign Exchange, and on January 5, 2007, the SAFE further promulgated implementation rules for those measures. We refer to these regulations collectively as the Individual Foreign Exchange Rules. The Individual Foreign Exchange Rules became effective on February 1, 2007. According to these regulations, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options became subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the Nasdaq stock exchange.

On February 15, 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals' Participation in Equity Incentive Plans of Companies Listed Abroad, or the No. 7 Notice, which supersedes the Operation Rules on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule, in its entirety and immediately became effective upon circulation. According to the No. 7 Notice, domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are Chinese citizens (including citizens of Hong Kong, Macao and Taiwan) or foreign individuals who consecutively reside in the territory of RPC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues like foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues like exercise of options, purchasing and sale of related stocks or equity, and funds transfer. As an overseas publicly listed company, we and our employees who have been granted stock options or any type of equity awards may be subject to the No. 7 Notice. If we or our employees who are subject to the No. 7 Notice fail to comply with these regulations, we may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—SAFE Regulations on Employee Share Options.”

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has caused the value of the RMB to appreciate by more than 26.9% against the value of the U.S. dollar in the last eight years. However, under the current global financial and economic conditions, it is impossible to predict with any certainty how the RMB will move vis-à-vis the U.S. dollar in the near future.

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

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was revised by the PRC Ministry of Commerce on June 22, 2009. These regulations purport, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

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

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. On September 18, 2008, the State Council adopted the implementing rules for the Labor Contract Law, which became effective upon adoption. On December 28, 2012, the Standing Committee of the National People's Congress of China promulgated the Decision on Revising the Labor Contract Law, which will become effective on July 1, 2013. The Labor Contract Law and its implementing rules together with the aforesaid revising decision impose and will impose greater liabilities on employers and significantly affect the cost of an employer’s decision to reduce its workforce. In the event that we decide to significantly reduce our workforce, the Labor Contract Law and its implementing rules together with the aforesaid revising decision could adversely affect our ability to effect these changes cost-effectively or in the manner we desire, which could lead to a negative impact on our business and results of operations.

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

As of March 15, 2014, our executive officers, directors and principal shareholders beneficially owned approximately 56.0% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other noncontrolling shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, because Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action specific to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the Peoples' Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditors are not currently inspected fully by the PCAOB.

Inspections of other accounting firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements, which could lead to a decline in the price of our ADSs.

Proceedings instituted by the SEC against five Mainland China-based accounting firms, including the affiliate of our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Mainland Chinese affiliates of the ‘‘big four’’ accounting firms, (including the Mainland affiliate of our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes- Oxley Act of 2002, as the auditors located in Mainland China are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings affect equally all audit firms based in Mainland China and all China based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the ‘‘big four’’ accounting firms in Mainland China should be barred from practicing before the Commission for six months. Although the principal auditor of our financial statements is Deloitte Touche Tohmatsu in Hong Kong, which is not subject to the proceedings or the Initial Decision, our auditors use their Mainland China affiliate to assist in the auditing of the Mainland China components of our operations.

However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. It will, therefore, be for the Commissioners of the SEC to make a legally binding order specifying the sanctions if any to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further suspended pending the outcome of that appeal. Depending upon the final outcome, listed companies in the United States with major Mainland China operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

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

We were a passive foreign investment company for the taxable year ended December 31, 2013, which could result in adverse United States federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2013. In addition, it is likely that one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2013, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

We established two insurance agencies, Beijing Fanlian Insurance Agency Co., Ltd. and Guangdong CNinsure Nanfeng Insurance Agency Co., Ltd. (formerly known as Guangdong Nanfeng Insurance Agency Co., Ltd. and Guangdong Fanhua Nanfeng Insurance Agency Co., Ltd.), or Guangdong Nanfeng, in April and May 2002, respectively, and obtained professional agency licenses to distribute insurance products in Beijing and Guangdong.

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

In December 2005, an entity affiliated with CDH Growth Capital Holdings Company Limited, or CDH Growth Capital Holdings, a private equity firm, subscribed for approximately 26.4% of the equity interests in CISG Holdings, through CDH China Holdings Management Company Limited.

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

Since 2008, we have further extended our distribution and service network by establishing six insurance agencies and acquiring controlling interests in 15 insurance agencies (excluding Datong and its subsidiaries). We have also further expanded our product and service portfolio. In 2008, we began offering claims adjusting services by acquiring controlling interest in four of the 20 largest claims adjusting firms in China, as announced by the Professional Insurance Intermediary Market Report published by the CIRC. In 2010, we acquired a majority equity interest in InsCom Holdings Limited, or InsCom Holdings, to build our e-commerce platform. In 2012, we started to offer wealth management products to our customers on a referral basis.

As of March 15, 2014, we, through our PRC subsidiaries and our consolidated affiliated entities, directly or indirectly, own majority interests of 38 agencies, two brokerage companies, three claims adjusting firms, one online insurance service company and one automobile service company in the PRC. We also own a 20.6% equity interest in a financial services company and a 19.5% equity interest in a wealth management service company.

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

We are a leading independent insurance intermediary company operating in China. With 53,034 sales professionals, 1,401 claims adjustors and 492 sales and service outlets operating in 28 provinces as of March 15, 2014, our distribution and service network reaches some of the most economically developed regions and affluent cities in China, such as Beijing, Shanghai, Guangzhou and Shenzhen.

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

We are compensated for our insurance distribution and claim adjusting services primarily by commissions and fees paid by insurance companies, typically based on a percentage of the premium paid by the insured or a percentage of the amount recovered from insurance companies. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. We also offer wealth management products which are primarily fixed income products to our customers on a referral basis, for which we received referral commissions and fees from the wealth management product provider. Such referral commissions and fees are calculated based on the value of wealth management products purchased by the customers.

We also provide insurance-related value-added services, such as 24-hour emergency services in select cities and assistance with claim settlement, to the individuals and institutions that purchase insurance products through us.

As of March 15, 2014, we had one affiliated online insurance service company, one automobile service company and 43 affiliated insurance intermediary companies in the PRC, of which 38 are insurance agencies including three with national operating licenses, two are insurance brokerages and three are insurance adjusting firms. We also own 20.6% of the equity interests in a financial service company which is primarily engaged in the origination and management of small loans made to individuals, loan repackaging, asset management-related services to financial institutions and mortgage agency services to individuals and 19.5% of the equity interest in a wealth management service company.

The professional insurance intermediary sector in China is highly fragmented. We believe this offers substantial opportunities for further growth and consolidation. We intend to take advantage of these opportunities to increase our market share by aggressively expanding our distribution network through selective acquisitions and recruitment of experienced sales agents, developing our e-commerce insurance platform and broadening our product portfolio.

Strategic Transformation Plan

In view of the challenges and market opportunities lying ahead as China’s insurance industry undergoes structural changes, we have been implementing a strategic transformation plan since 2011 to strengthen our long-term competitiveness and focus on the factors that will drive sustainable growth. The plan aims to transform CNinsure from a labor-driven company into a brand-powered and technology-driven company and to achieve quality growth instead of quantity growth in the long run. As part of this plan, we have focused our efforts on:

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

We have implemented some of the items under this strategic transformation plan, including launching Baowang, our price comparison website in early 2012, introducing and promoting the adoption of CNpad, a workstation of the mobile integrated sales support system, since October 2012, establishing CNinsure Group Company in October 2012 and completing an organizational integration in 2013. While implementing this plan, we experienced a slowdown in growth but we believe that our strategic transformation plan will allow us to be successful over the long-term.

Products and Services

We market and sell two broad categories of insurance products: property and casualty insurance products and life insurance products, both primarily focused on meeting the insurance needs of individuals. The insurance products we sell are underwritten by some of the leading insurance companies in China. We provide insurance claims adjusting services to both insurance companies and the insured. We also provide value-added services to our customers in conjunction with distributing automobile insurance products. In addition, we offer wealth management services and products by referring customers to Puyi Fund Sales, a wealth management service company in which we have a minority interest.

Property and Casualty Insurance Products

Our main property and casualty insurance product is automobile insurance. In addition, we also offer individual accident insurance, travel insurance, disability income insurance, commercial property insurance, construction insurance products and other property and casualty products. Total net revenues from property and casualty insurance reporting unit accounted for 68.7% and 72.0% of our total net revenue in 2012 and 2013, respectively. The property and casualty insurance products we distribute can be further classified into the following categories:

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

•
Travel Insurance. The travel insurance products we distribute are short-term insurance providing guaranteed benefit in the event of death or disability and covering travel-related emergencies and losses, either within one's own country, or internationally. These products typically require only a single premium payment for each coverage period.

•
Disability Income Insurance. The disability income insurance products we distribute generally have a term of one year and provide supplementary income before the insured can get back to their regular employment or for a specified period in the event of illness or disability. These products typically require only a single premium payment for each coverage period. Because most of the disability income insurance products we distribute are underwritten by property and casualty insurance companies, we classify them as property and casualty insurance products.

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

•
Homeowner Insurance. The homeowner insurance products we distribute primarily cover the damage to the insured house, furniture and household electrical appliance caused by a number of standard risks such as fire, flood and explosion.

•	Cargo Insurance. The cargo insurance products we distribute cover damage to or loss of goods in transit by sea, land or air.

•
Hull Insurance. The hull insurance products we distribute cover vessels against losses, liabilities and expenses caused by natural calamities, negligence of crew members and marine accidents, as well as collision liability.

•
Liability Insurance. The liability insurance products we distribute are primarily product liability, employer’s liability, public liability and professional liability insurance products. These products generally cover losses to third parties due to the misconduct or negligence of the insured party, but exclude losses due to fraud or the willful misconduct of the insured party.

•
Construction and Erection Insurance. The construction and erection insurance products we distribute cover property damages and personal injury losses caused by natural disasters and accidents in connection with construction and erection projects in China and abroad.

•
Credit Insurance. The credit insurance products we distribute are primarily trade credit insurance, which protects the account receivables of business entities from loss due to credit risk, and consumer credit insurance, which enables the borrower to ensure the repayment of a personal consumption loan in the event of the borrower’s death, illness or disability, unemployment or other circumstances that may prevent him or her from earning income to service the debt.

•
Extended Warranty Insurance. The extended warranty insurance products we distribute provide coverage for expenses associated with any repair or replacement of the sold items, such as an electrical appliance or auto vehicle, after the manufacturer's warranty has expired.

•	Bank Account Crime Insurance. The bank account crime insurance products we distribute provide for the recovery of funds stolen from bank accounts.

The property and casualty insurance products we distributed in 2013 were primarily underwritten by PICC P&C, CPIC, Ping An, Alltrust and Taiping.

Life Insurance Products

The life insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below. Total net revenues from life insurance reporting unit accounted for 17.2% and 13.1% of our total net revenues in 2012 and 2013, respectively.

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

•
Individual Endowment Life Insurance. The individual endowment products we distribute generally provide insurance coverage for the insured for a specified time period and maturity benefits if the insured reaches a specified age, and provide to a beneficiary designated by the insured guaranteed benefits upon the death of the insured within the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period, generally ranging from five to 25 years.

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

•
Participating Insurance. The participating insurance products we distribute not only provide insurance coverage but also pay dividends generated from the profits of the insurance company providing the policy. The dividends are typically paid out on an annual basis over the life of the policy. In return, the insured makes periodic payment of premiums over a pre-determined period, generally ranging from five to 25 years.

•
Individual Health Insurance. The individual health insurance products we distribute primarily consist of catastrophic health insurance products, which provide guaranteed benefits for specified serious illnesses and medicare insurance, which provides conditional reimbursement for medical expenses during the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period.

•
Group Life Insurance. We distribute several group life insurance products, including group health insurance. These group products generally have a policy period of one year and require a single premium payment.

In addition to the periodic premium payment schedules described above, most of the individual life insurance products we distribute also allow the insured to choose to make a single, lump-sum premium payment at the beginning of the policy term. If a periodic payment schedule is adopted by the insured, a life insurance policy can generate periodic payment of fixed premiums to the insurance company for a specified period of time. This means that once we sell a life insurance policy with a periodic premium payment schedule, we will be able to derive commission and fee income from that policy for an extended period of time, sometimes up to 25 years. Because of this attractive feature and the expected sustained growth of life insurance sales in China, we have focused significant resources since 2006 on developing our capability to distribute individual life insurance products with periodic payment schedules. We expect that sales of life insurance products will continue to become an important source of our revenue in the next several years. The life insurance products we distributed in 2013 were primarily underwritten by AVIVA-COFCO Life Insurance Co., Ltd., Great Wall Life Insurance Co., Ltd., Sinatay Life Insurance Co., Ltd., Taikang Life Insurance Co., Ltd. and AEGON-CNOOC Life Insurance Co., Ltd.

In addition, we also offer certain wealth management products to our customers on a referral basis. Commission and fees we received from referring these products are recorded as net revenues from life insurance products.

Insurance Claims Adjusting Services

Total net revenues derived from our claims adjusting services accounted for 13.7% and 14.8%, of our total net revenue in 2012 and 2013, respectively. We offer the following insurance claims adjusting services:

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

We are compensated primarily by insurance companies for our claims adjusting services, which we provide on behalf of insurance companies. The fees we receive are calculated based on the types of insurance involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For automobile insurance, our fees are generally fixed on a per case basis and the amounts collected are based on the types of services provided. In some cases, our fees are charged based on the number of claim adjustors engaged in the adjusting service. We primarily provided claims adjusting services to Ping An, PICC P&C, CPIC, and Huatai Property Insurance Co., Ltd. and Dinghe Property Insurance Co., Ltd. in 2013.

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

Other Services

Other services contributed 0.4% and 0.1% of our total net revenue in 2012 and 2013, respectively, which mainly represented service fees derived from the provision of IT services provided to a subsidiary of CFSG.

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

Scalable Unified Operating Platform

In accordance with our growth strategy, we are constantly striving to expand and upgrade our unified operating platform. Our operating platform makes selling easier for sales agents, facilitates standardized business and financial management, enhances risk control and increases operational efficiency. Key components of our operating platform are as follows:

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

In October 2012, we launched CNpad, the workstation of our proprietary mobile integrated sales support system. CNpad, a web-based tablet with build-in applications, enables our sales agents to help their clients to compare insurance policies from different insurance carriers across price, services and policy benefits and to apply for and complete the purchase of the policy that best suits their clients’ needs anywhere and anytime. CNpad also provides our sales agents a wide range of functions and after sales support tools, such as order status tracking, commission account lookup, image management, customer relationship management and point redemption webshop. We believe that CNpad will enable our sales agents to manage their business more efficiently and to market products to customers more effectively.

We have developed and refined our operating platform through more than ten years of operations and believe that it is difficult for our competitors, particularly new market entrants, to reproduce a similar platform without substantial financial resources, time and operating experience. Because the various systems, policies and procedures of our operating platform can be rolled out quickly as we enter new regions or make acquisitions, we believe that we can expand our distribution network rapidly and efficiently while maintaining the quality of our services.

Seasonality

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Seasonality.”

Distribution and Service Network and Marketing

We have a distribution and service network that, as of March 15, 2014, consisted of 38 insurance agencies, two insurance brokerages, three claims adjusting firms, one online insurance service company, and one automobile service company, with 492 sales and service outlets, 52,860 registered sales agents, 174 in-house sales representatives, 1,401 in-house claims adjustors and 16 in-house insurance brokers. Our distribution and service network covers 28 provinces and reaches some of the most economically developed regions and wealthiest cities in China, such as Beijing, Shanghai, Guangzhou and Shenzhen.

The following table sets forth additional information concerning our distribution and service network as of March 15, 2014, broken down by provinces:

Province	Number of Sales and Service Outlets	Number of Sales Agents	Number of Sales Agents	Number of In- house Adjustors	Number of In- house Brokers
Hebe	64	11,011	—	72	—
Shandong	40	10,082	4	12	—
Guangdong	77	7,400	129	256	—
Henan	16	5,200	—	5	—
Beijing	25	4,505	—	107	16
Liaoning	43	4,068	—	65	—
Hunan	19	2,923	5	31	—
Sichuan	64	2,324	—	83	—
Fujian	34	2,004	—	24	—
Shaanxi	5	807	8	41	—
Hubei	18	794	—	66	—
Tianjin	5	748	8	43	—
Zhejiang	28	712	17	50	—
Shanghai	11	154	3	145	—
Jiangsu	12	108	—	114	—
Jiangxi	7	20	—	30	—
Yunan	3	—	—	65	—
Hainan	2	—	—	5	—
Guangxi	4	—	—	47	—
Anhui	2	—	—	13	—
Chongqin	3	—	—	5	—
Inner Mongolia	1	—	—	7	—
Gansu	1	—	—	7	—
Shanxi	1	—	—	8	—
Xinjiang	1	—	—	4	—
Guizhou	3	—	—	41	—
Jilin	2	—	—	54	—
Qinghai	1	—	—	1	—
Total	492	52,860	174	1,401	16

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

Customers

We sell automobile insurance, individual accident insurance and homeowner insurance products primarily to individual customers. We sell commercial property insurance, cargo insurance, hull insurance, liability insurance and construction insurance products to institutional customers. Customers for the life insurance products we distribute are primarily individuals under 50 years of age. For the year ended December 31, 2013, no single customer of insurance products accounted for more than 3% of our net revenues.

Since our establishment in 1998, we have been building a database of more than one million individuals, who originally were members of our automobile association. Using information contained in this database, our sales agents contact potential customers with our target demographics on a regular basis. As of December 31 2013, we had approximately 2.4 million individual customers, 1.9 million of whom bought property and casualty insurance products from us and 523,000 of whom bought life insurance products from us. We also had approximately 206,000 institutional customers, most of whom purchased commercial property and casualty insurance products through us or received risk management advice from us. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referrals and cross-selling opportunities.

We offer insurance adjusting services primarily to insurance companies and, to a lesser extent, to insureds.

Insurance Company Partners

As of March 15, 2014, we had established business relationships with 70 insurance companies and two reinsurance company in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Historically, we have entered into and maintained business relationships with insurance companies at the local level. That is, our insurance agencies, brokerages and claims adjusting firms enter into contracts with different local branches of an insurance company that are located within their respective regions. The termination of a business relationship between one of our insurance agencies, brokerages or claims adjusting firms and a local branch of an insurance company generally would have no significant impact on the business relationships between our other insurance agencies, brokerages and claims adjusting firms and the other branches of the same insurance company. Since 2007, we have also sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of our various affiliated insurance agencies and brokerages located in different parts of the country. As of March 15, 2014, we had outstanding contracts with 13 life insurance companies and 17 property and casualty insurance companies at the corporate headquarters level for the distribution of insurance products and outsourcing of claims adjusting services.

In 2013, our top five insurance company partners, after aggregating the business conducted between our insurance agencies,  brokerages and claims adjusting firms and the various local branches of the insurance companies, were PICC P&C, Ping An, CPIC, Taiping, and Alltrust Property. Among them, PICC P&C, Ping An and CPIC each accounted for more than 10% of our total net revenues from commissions and fees in 2013, with PICC P&C accounting for 19.8%, Ping An accounting for 14.2% and CPIC accounting for 11.7%.

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:

•
Professional insurance intermediaries. The professional insurance intermediary sector in China is highly fragmented, accounting for only 5.3% of the total insurance premiums generated in China in the first quarter of 2013, according to the latest Chinese Insurance Intermediary Market Report. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion. We believe that we can compete effectively with these insurance intermediary companies because we have a longer operating history, we have a strong and stable team of managers and sales professionals equipped with CNpad, we offer diversified products to our sales agents and clients, and we have built a unified operating platform. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

•
Insurance companies. The distribution of individual life insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales forces and exclusive sales agents to distribute their own products. In addition, in recent years several major insurance companies have been increasing the use of telemarketing to distribute auto insurance. We believe that we can compete effectively with insurance companies because we focus only on distribution and offer our customers a broad range of insurance products underwritten by multiple insurance companies.

•
Entities that offer insurance products online. In recent years, domestic insurance companies, portal websites and professional insurance intermediaries have begun providing online information to consumers interested in purchasing insurance products. However, each of their insurance e-commerce operations has its own limitations. The insurance products offered on an insurance company’s website are usually confined to those under its own brand. Most portal websites provide separate product information with little ability to compare among insurance plans. None of the professional insurance intermediaries that organize online product distribution has a nation-wide sales and service network to support after-sale service. We believe that we can compete effectively with these business entities because our independent insurance comparison website offers a broad range of insurance products underwritten by multiple insurance companies, product comparisons between prices, services and policy benefits and good after-sale services that are backed by our call center and nation-wide service network.

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

In addition to individual insurance products, we also distribute commercial property and casualty insurance products. As a result, we also compete, to a lesser degree, with insurance intermediaries that focus on the distribution of commercial property and casualty insurance products, such as large insurance brokerages backed by state-owned enterprises and major international insurance brokerage companies that have entered the Chinese market, including Marsh & McLennan Companies, Inc., Aon Corporation and Willis Group Holdings Limited. However, those insurance brokerages backed by state-owned enterprises tend to dominantly rely on business from their shareholders or affiliates while the businesses of the international insurance brokerage companies in China, lacking localized operations, are usually confined to the extension of their global businesses. We believe that we can compete effectively with these business entities because our expertise and localized operations allow us to reach out to a broader customer base and better serve customers’ needs. In addition, we can leverage our leading position in the distribution of individual insurance products, including our strong relationship with insurance companies, existing abundant customer resources and large distribution network, to rapidly develop our brokerage business.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of March 15, 2014, we had 17 registered trademarks in China, including our corporate logo. Our main website is www.cninsure.net. Our insurance comparison website is located at www.baoxian.com.

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

•
Supervisory and enforcement powers of the principal regulatory authority. The principal regulatory authority, then the PBOC, was given broad powers under the 1995 Insurance Law to regulate the insurance industry.

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

The CIRC

The CIRC has extensive authority to supervise insurance companies and insurance intermediaries operating in the PRC, including the power to:

•	promulgate regulations applicable to the Chinese insurance industry;

•	investigate insurance companies and insurance intermediaries;

•	establish investment regulations;

•	approve policy terms and premium rates for certain insurance products;

•	set the standards for measuring the financial soundness of insurance companies and insurance intermediaries;

•	require insurance companies and insurance intermediaries to submit reports concerning their business operations and condition of assets;

•	order the suspension of all or part of an insurance company or an insurance intermediary’s business;

•	approve the establishment, change and dissolution of an insurance company, an insurance intermediary or their branches;

•	review and approve the appointment of senior managers of an insurance company, an insurance intermediary or their branches; and

•	punish insurance companies or intermediaries for improper behaviors or misconducts.

Regulation of Insurance Agencies

The principal regulation governing insurance agencies is the Provisions on the Supervision of Professional Insurance Agencies promulgated by the CIRC on September 18, 2009 and effective on October 1, 2009, which replaced the Provisions on the Administration of Insurance Agencies issued by the CIRC on December 1, 2004 and effective on January 1, 2005. According to the regulation, the establishment of an insurance agency is subject to minimum registered capital requirement and other requirements and to the approval of the CIRC. The term “insurance agency” refers to an entity that meets the qualification requirements specified by the CIRC, has obtained the license to conduct an insurance agency business with the approval of the CIRC, engages in the insurance business by and within the authorization of, and which collects commissions from, insurance companies. An insurance agency may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. According to the CIRC’s Decision on Revising the Regulatory Provisions on Professional Insurance Agencies, or the Decision, promulgated on April 27, 2013, unless otherwise stipulated by the CIRC, the minimum registered capital for establishing a new insurance agency is RMB50 million instead of RMB2 million for a regional insurance agency and RMB10 million for a nationwide insurance agency as previously required. An additional increase of registered capital is no longer required to establish a branch or sales office. Pursuant to the Notice of the CIRC on Further Clarifying Certain Issues Relating to the Access to the Professional Insurance Intermediary Market, a professional insurance agency that was established prior to the promulgation of the Decision and has a registered capital of no more than RMB50 million may apply to establish branches only in the province in which it is registered. A professional insurance agency company that was established prior to the promulgation of the Decision, has a registered capital of not more than RMB50 million and has already established branches in provinces other than its place of registration may apply to establish additional branches in those provinces. An insurance agency may engage in the following insurance agency businesses:

•	selling insurance products on behalf of the insurance companies;

•	collecting insurance premiums on behalf of the insurance companies;

•	conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and

•	other business activities approved by the CIRC.

The name of an insurance agency must contain the words “insurance agency” or “insurance sales.” The license of an insurance agency is valid for a period of three years. Division of or merger with an insurance agency or change of organizational form thereof shall be subject to approval by the CIRC. An insurance agency shall submit a written report to the CIRC for approval within five days from the date of occurrence of any of the following matters: (i) change of name or a branch’s name; (ii) change of domicile or a branch's business premises; (iii) change of names of sponsors or major shareholders; (iv) change of major shareholders; (v) change of registered capital; (vi) major changes to equity structure; (vii) amendment to the articles of association; or (viii) divestment of a branch. According to the Measures on the Supervision and Administration of Insurance Brokers and Insurance Claims Adjustors issued by the CIRC in January 2013, personnel of an insurance agency and its branches engaging in the sales of insurance products or relevant loss survey and claim settlement shall comply with the conditions prescribed by the CIRC and possess the “Qualification Certificate” required by the CIRC. The senior managers of an insurance agency or its branches must meet specific qualification requirements set forth in the revised Regulatory Provisions on Professional Insurance Agencies. The appointment of the senior managers of an insurance agency or its branches is subject to review and approval of the CIRC.

Regulation of Insurance Brokerages

The principal regulation governing insurance brokerages is the Regulatory Provisions on Insurance Brokerages promulgated by the CIRC on September 18, 2009 and effective on October 1, 2009, which replaced the Provisions on the Administration of Insurance Brokerages issued by the CIRC on December 15, 2004 and effective on January 1, 2005. According to this regulation, the establishment of an insurance brokerage is subject to the approval of the CIRC. The term “insurance brokerage” refers to an entity engaging in the insurance brokering business that meets the qualification requirements specified by the CIRC and has obtained the license to operate an insurance brokering business with the approval of the CIRC. Insurance brokering business includes both direct insurance brokering, which refers to brokering activities on behalf of insurance applicants or the insured in their dealings with the insurance companies, and reinsurance brokering, which refers to brokering activities on behalf of insurance companies in their dealings with reinsurance companies. An insurance brokerage may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. According to the Decision on Revising the Regulatory Provisions on the Supervision of Insurance Brokerages, or the Decision, promulgated on April 27, 2013, unless otherwise stipulated by the CIRC, the minimum registered capital for establishing a new insurance brokerage is RMB50 million instead of RMB10 million as previously required. An additional increase of registered capital is no longer required for establishing a branch or sales office. Pursuant to the Notice of the CIRC on Further Clarifying Certain Issues Relating to the Access for Professional Insurance Intermediary Companies Market, a professional insurance brokerage company that was established prior to the promulgation of the Decision and has a registered capital of no more than RMB50 million may apply to establish branches only in the province in which it is registered. A professional insurance brokerage company that was established prior to the promulgation of the Decision, has a registered capital of not more than RMB 50 million and has already established branches in provinces other than its place of registration may apply to establish additional branches in those provinces. Insurance brokerage companies that provide internet insurance services must have a registered capital of not less than RMB50 million, unless they were already engaged in Internet insurance services prior to the promulgation of the Decision

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

The name of an insurance brokerage must contain the words “insurance brokerage”. The license of an insurance brokerage is valid for a period of three years. Division of or merger with an insurance brokerage or change of organizational form thereof shall be subject to approval by the CIRC. An insurance brokerage shall submit a written report to the CIRC within five days from the date of occurrence of any of the following matters: (i) change of name or a branch’s name; (ii) change of domicile or a branch's business premises; (iii) change of names of sponsors or major shareholders; (vi) change of major shareholders; (v) change of registered capital; (vi) major changes to equity structure; (vii) amendment to the articles of association; or (viii) divestment of a branch. Personnel of an insurance brokerage and its branches who engage in any of the insurance brokering businesses described above must comply with the qualification requirements prescribed by the CIRC and obtain a qualification certificate for insurance brokering practitioners. The senior managers of an insurance brokerage must meet specific qualification requirements set forth in the Provisions on the Supervision of Insurance Brokerages. Appointment of the senior managers of an insurance brokerage is subject to review and approval by the CIRC.

Regulation of Insurance Claims Adjusting Firms

The principal regulations governing insurance adjusting firms are the Regulatory Provisions on Insurance Claims Adjusting Firms issued by the CIRC on September 18, 2009 and effective on October 1, 2009, which replaced the Provisions on the Administration of Insurance Claims Adjusting Firms promulgated on November 16, 2001 and effective on January 1, 2002, and the Decision on Revising the Regulatory Provisions on Insurance Claims Adjusting Firms issued by the CIRC on September 29, 2013 and effective on December 1, 2013. According to the regulation, the term “insurance adjusting firm” refers to an entity that is established in accordance with applicable laws and regulations and with the approval of the CIRC and engages in the assessment, survey, authentication, loss estimation and adjustment of the insured subject matters upon the entrustment of the parties concerned. An insurance adjusting firm may take any of the following forms: (i) a limited liability company; (ii) a joint stock limited company; or (iii) a partnership. An insurance adjusting firm must have a registered capital or capital contribution of at least RMB2 million. The registered capital must be paid up in cash.

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

The name of an insurance adjusting firm must contain the words “insurance adjusting” and must avoid duplicating names of existing insurance claims adjusting firms. The license of an insurance adjusting firm is valid for a period of three years. In any of the following situations, an insurance adjusting firm shall submit a written report to the CIRC for approval when it within five days from the date the resolution for change has been passed: (i) change of name or a branch’s name; (ii) change of domicile or a branch's business premises; (iii) change of names of sponsor, major shareholders or capital contributors; (iv) change of major shareholders or capital contributors; (v) major changes to the equity structure or the proportion of capital contributions; (vi) change of registered capital or capital contributions; (vii) amendment to the articles of association or the partnership agreement; (viii) division, merger and dissolution or any change in the form of organization; or (ix) divestment of a branch. Personnel of an insurance adjusting firm or its branches engaged in any of the insurance adjusting businesses described above comply with the qualification requirements prescribed by the CIRC and obtain a qualification certificate for insurance adjusting practitioners. The senior managers of an insurance adjusting firm must meet specific qualification requirements set forth in the Provisions on the Supervision of Insurance Adjusting Firms. Appointment of the senior managers of an insurance adjusting firm or its branches is subject to review and approval by the CIRC.

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

Regulation of Insurance Salespersons

The principal regulation governing individual insurance salespersons is the Measures on the Supervision and Administration of Insurance Salespersons issued by the CIRC on January 6, 2013 and effective on July 1, 2013, which replaced the Provisions on the Administration of Insurance Salespersons promulgated on April 6, 2006 and effective on July 1, 2006. Under this regulation, the term “insurance salesperson” refers to an individual who sells insurance products for an insurance company, including those who are engaged by insurance companies or by insurance agencies. In order to engage in insurance sales activities as an insurance salesperson, a person first must pass the qualification examination organized by the CIRC to obtain a “Qualification Certificate”. The person must have a college degree or above to be qualified for the examination. In addition to the qualification certificate, a person must be registered with the CIRC’s Insurance Intermediaries Regulatory Information System and obtain a “Practice Certificate of Insurance Salespersons” issued by the insurance company or insurance agency to which he or she belongs in order to conduct insurance sales activities.

Regulation of Insurance Brokers and Insurance Adjustors

The principal regulation governing insurance brokerage practitioners and insurance adjustment practitioners is the Measures on the Supervision and Administration of Insurance Brokers and Insurance Claims Adjustors issued by the CIRC on January 6, 2013 and effective on July 1, 2013. In order to engage in the insurance brokerage activities as an insurance brokers, or to engage in the insurance adjustment activities as an claims adjustors, a person first must pass the qualification examination organized by the CIRC for the insurance brokers or for the insurance claims adjustors to obtain a “Qualification Certificate of Insurance Brokers” or a “Qualification Certificate of Claims Adjustors”. The person must have a college degree or above to be qualified for the examination. In addition to the qualification certificate, a person also must be registered with the CIRC’s Insurance Intermediary Supervision Information System and obtain a “Practice Certificate of Insurance Brokers” or “Practice Certificate of Claims Adjustors” issued by the insurance brokerage firm or insurance claims adjusting company to which he or she belongs in order to conduct insurance brokerage or claims adjustment activities. An insurance broker is not allowed to conduct insurance brokerage activities on behalf of himself or herself.

Regulation of Insurance Intermediary Service Group Companies

The principal regulation governing insurance intermediary groups is the Provisional Measures for Supervision and Administration of the Insurance Intermediary Service Group Companies (for Trial Implementation) issued by the CIRC on September 22, 2011 with immediate effect. According to the regulation, the term “insurance intermediary service group company” refers to a professional insurance intermediary company that is established in accordance with applicable laws and regulations and with the approval of the CIRC that exercises sole or shared control of, or is able to exert major influence over, at least two subsidiaries that are professional insurance intermediary companies primarily engaged in the insurance intermediary business.

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

•
The applicant's average annual revenue of insurance brokerage business for the past three years before application must not be less than HKD500,000 and the total assets as at the end of the year before application must not be less than HKD500,000;

•	Within the years before application, there has been no serious misconduct or record of disciplinary action; and

•	The applicant must have set up a representative office in mainland China for over one year.

Regulations on Foreign Exchange

Foreign Currency Exchange

Foreign exchange regulation in China is primarily governed by the following rules:

•
Foreign Currency Administration Rules (1996), as amended pursuant to the Decision on Revising the Foreign Currency Administration Rules promulgated by the State Council on January 14, 1997 and the Foreign Currency Administration Rules promulgated by the State Council on August 5, 2008; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange.

Under the Foreign Currency Administration Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Development and Reform Commission.

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

SAFE Regulations on Employee Share Options

On December 25, 2006, the PBOC promulgated the “Measures for the Administration of Individual Foreign Exchange,” and on January 5, 2007, the SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options are subject to the Individual Foreign Exchange Rules.

On March 28, 2007, SAFE promulgated the Operating Rules for Administration of Foreign Exchange in Domestic Individuals’ Participation in Employee Stock Ownership Plans and Stock Option plans of Companies Listed Abroad, or the Operating Rules, or the Operating Rules. Stock Option Rule. On February 15, 2012, SAFE promulgated the No. 7 Notice, which supersedes the Stock Option Rule in its entirety and immediately became effective upon circulation. According to the No. 7 Notice, domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are Chinese citizens (including citizens of Hong Kong, Macao and Taiwan) or foreign individuals who consecutively reside in the territory of PRC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues like foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues like exercise of options, purchasing and sale of related stocks or equity, and funds transfer. Where a domestic agency needs to remit funds out of China as required for individuals’ participation in an equity incentive plan, the domestic agency shall apply with the local office of the SAFE for a foreign exchange payment quota on a yearly basis. A domestic agency shall open a domestic special foreign exchange account in the bank. After repatriation of foreign currency income earned by individuals from participation in an equity incentive plan, the domestic agency shall request the bank to transfer the funds from its special foreign currency account to respective personal foreign currency deposit accounts. In the case of any significant change to the equity incentive plan of a company listed abroad (such as amendment to any major terms of the original plan, addition of a new plan, or other changes to the original plan due to merger, acquisition or reorganization of the overseas listed company or the domestic company or other major events), the domestic agency or the overseas trustee, the domestic agency shall, within three months of the occurrence of such changes, go through procedures for change of foreign exchange registration with the local office of the SAFE. The SAFE and its branches shall supervise, administer and inspect foreign exchange operations related to individuals’ participation in equity incentive plans of companies listed abroad, and may take regulatory measures and impose administrative sanctions on individuals, domestic companies, domestic agencies and banks violating the provisions of the No.7 Notice.

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

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•
Wholly Foreign-Owned Enterprise Law (1986), as amended pursuant to the Decision of the Standing Committee of the National People's Congress on Revising the Wholly Foreign-Owned Enterprise Law promulgated on October 31, 2000; and

•
Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended pursuant to the Decision of the State Council on Amending the Rules for the Implementation of the Law on Foreign-Owned Enterprises promulgated by the State Council on April 12, 2001 and the Decision of the State Council on Revising the "Detailed Implementing Rules for the Wholly Foreign-Owned Enterprise Law which took effect as of the promulgation date of March 1, 2014.

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

Regulation on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Provisions on Foreign Investors' Merger with and Acquisition of Domestic Enterprises, or the Order No.10 (2006) which became effective on September 8, 2006. The Order No.10 (2006) purports, among other things, to require offshore SPVs, formed for overseas listing purposes and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

At the time of our initial public offering in October 2007, while the application of the M&A Rule remained unclear, our then PRC counsel at the time, Commerce & Finance Law Offices, had advised us that, based on their understanding of the then PRC laws and regulations as well as the procedures announced on September 21, 2006:

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

Under the New Income Tax law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its "de facto management organization" located within the PRC. Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its "de facto management organization" located also outside the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC. Under the New Enterprise Income Tax, Implementation Regulation, or the New EIT Implementation Regulations, "de facto management organization" is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New Income Tax Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate. On April 22, 2009, the State Administration of Taxation, or the SAT, issued SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, the SAT issued a bulletin on July 27, 2011 providing more guidance on the implementation of Circular 82 and clarifies matters such as resident status determination. Due to the present uncertainties resulting from the limited PRC tax guidance on this issue and because substantially all of our operations and all of our senior management are located within China, we may be considered a PRC resident enterprise for EIT purposes, in which case: (i) we would be subject to the PRC EIT at the rate of 25% on our worldwide income; and (ii) dividends income received by us from our PRC subsidiaries, however, would be exempt from the PRC withholding tax since such income is exempted under the EIT Law for a PRC resident enterprise recipient. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”

PRC Business Tax

Taxpayers providing taxable services in China are required to pay a business tax at a normal tax rate of 5% of their revenues, unless otherwise provided. According to the Announcement on the VAT Reform Pilot Program of the Transportation and Selected Modern Service Sectors issued by the State Tax Bureau in July 2012, the transportation and some selected modern service sectors, including research and development and technical services, information technology services, cultural creative services, logistics support services, tangible personal property leasing services, and assurance and consulting service sectors, should pay value-added tax instead of business tax based on a predetermined timetable (hereinafter referred to as the “VAT Reform”), effective September 1, 2012 for entities in Beijing and November 1, 2012 for entities in Guangdong. A total of seven of our entities that engage in consulting and information technology services meet the VAT Reform requirements, and have started to pay value-added tax since the respectively effective days. Total Value-added taxes paid by us in 2013 were RMB12.0 million (US$2.0 million).

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

Changes in Corporate Structure

Historically, PRC laws and regulations restricted foreign investment in and ownership of insurance intermediary companies. Accordingly, we conducted our business in China through contractual arrangements among our PRC subsidiaries, three PRC affiliated entities, namely Meidiya Investment, Yihe Investment and Xinbao Investment, their shareholders and subsidiaries.

Prior to March 2009, three individual shareholders, Mr. Jianguo Cui, Mr. Zhenyu Wang and Mr. Qiuping Lai held 24.7%, 26.4% and 48.9%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment. Mr. Cui and Mr. Zhenyu Wang were designated by two of our shareholders, Cathay Auto Services Limited and CDH Inservice Limited, or CDH Inservice, respectively, and Mr. Lai is our president and co-founder. In March 2009, Mr. Cui and Mr. Zhenyu Wang transferred all of their equity interests in Meidiya Investment and Yihe Investment to Mr. Peng Ge, our chief financial officer. Following these transfers, Mr. Lai and Mr. Ge, both of whom are PRC citizens, held 48.9% and 51.1%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment. We then entered into a new set of contractual arrangements with Mr. Ge to replace the previous agreements entered into with Mr. Cui and Mr. Zhenyu Wang.

In July 2010, CISG Holdings, our wholly owned subsidiary, acquired an interest in InsCom Holdings, a company in which we currently hold a 65.1% interest.

In October 2010, Nanfeng Investment, our wholly-owned PRC subsidiary, invested RMB5.0 million in Yihe Investment and in February 2011 invested RMB1.5 million in Meidiya Investment. Following these investments, Mr. Lai, Mr. Ge and Nanfeng Investment held 39.1%, 40.9% and 20.0%, respectively, of the equity interests in each of Yihe Investment and Meidiya Investment.

Prior to April 26, 2011, two individual shareholders, Mr. Chunlin Wang, our chief executive officer, and Mr. Yuan Tian, vice president of our e-commerce insurance unit, held 95% and 5%, respectively, of the equity interests in Xinbao Investment. In April 2011, Ying Si Kang Information, a wholly-owned PRC subsidiary of InsCom Holdings, Mr. Chunlin Wang and Mr. Tian contributed RMB2.0 million, RMB7.5 million and RMB0.5 million, respectively, to increase the registered capital of Xinbao Investment. After this capital injection, Ying Si Kang Information, Mr. Chunlin Wang and Mr. Tian held 20%, 75% and 5%, respectively, of the equity interests in Xinbao Investment.

As part of the ongoing restructuring of our e-commerce operations, in March 2013, Ying Si Kang Information withdrew its capital contribution in Xinbao investment. As a result, Mr. Chunlin Wang and Mr. Tian now holds 93.75% and 6.25%, respectively, of the equity interests in Xinbao investment.

In order to simplify our corporate structure, enhance effective allocation of our resources and strengthen our corporate governance, we commenced a corporate restructuring, both onshore and offshore in October 2011.

In August 2011, CISG Holdings, our wholly owned subsidiary, acquired Minkfair Insurance Management Limited, or Minkfair, a Hong Kong company whose principal business is insurance distribution in Hong Kong, for  total consideration of HK$1.2 million. Subsequently, CNinsure Holdings Ltd., or CNinsure Holdings, a wholly-owned subsidiary of CISG Holdings, issued 1,000 of its shares to Minkfair. At the same time, CNinsure Holdings repurchased from CISG Holdings one ordinary share of CNinsure Holdings for total consideration of US$1.00. As a result of these transactions, Minkfair directly owns 100% of the equity interests in CNinsure Holdings.

In February 2012, Nanfeng Investment subscribed for RMB52.5 million of Meidiya Investment’s share capital, increasing its shareholding in Meidiya Investment from 20% to 90%, and diluting the interests of Mr. Lai and Mr. Ge from 39.1% and 40.9% to 5.1% and 4.9%, respectively.

In October 2012, we obtained license approval from the CIRC to establish an insurance sales service group company and renamed Nanfeng Investment as “CNinsure Insurance Sales Service Group Company Limited”, which will serve as the holding company of our PRC operating entities.

At different times since May 2012, Meidiya and Yihe Investment have transferred their equity interests in five of our subsidiaries, including CNinsure Lianxing Insurance Sales Co., Ltd. (also known as Fanhua Lianxing Insurance Sales Co., Ltd.), or CNinsure Lianxing, and CNinsure Times Insurance Sales & Service Co., Ltd., or CNinsure Times (formerly known as Guangzhou CNinsure Insurance Agency Co., Ltd.), both of which have national operating licenses, to CNinsure Group Company. Meidiya and Yihe Investment have also transferred their equity interests in 19 of our affiliated entities to CNinsure Lianxing and CNinsure Times.

At various times since November 2012, we acquired the remaining minority equity interests in our subsidiaries, including Jiangmen CNinsure Zhicheng Insurance Agency Co., Ltd. (also known as Jiangmen Fanhua Zhicheng Insurance Agency Co., Ltd.), Fujian CNinsure Guoxin Insurance Agency Co., Ltd. (also known as Fujian Fanhua Guoxin Insurance Agency Co., Ltd.), Hangzhou CNinsure Zhixin Insurance Agency Co., Ltd. (also known as Hangzhou Fanhua Zhixin Insurance Agency Co., Ltd.), Shandong CNinsure Xintai Insurance Agency Co., Ltd. (also known as Shandong Fanhua Xintai Insurance Agency Co., Ltd.), CNinsure Anxin Investment Co., Ltd.(also known as Fanhua Anxin Investment Co., Ltd.) and Sichuan CNinsure Xintai Insurance Agency Co., Ltd. (also known as Sichuan Fanhua Xintai Insurance Agency Co., Ltd., increasing our shareholdings in each of these companies to 100%.

In June 2012, Nanfeng Investment transferred its 19.5% equity interest in Puyi Investment to Yihe Investment. Subsequently, in October 2012, Yihe Investment sold its 19.5% equity interest in Puyi Investment to Guangdong Jintaiping Asset Management Service Co., Ltd., or Jintaiping, increasing Jintaiping’s shareholdings in Puyi Investment from 80.52% to 100%. In November 2012, Yihe Investment acquired a 19.5% equity interest in Jintaiping, which owned all of the equity interests in Puyi Investment. Puyi Investment was renamed Puyi Fund Sales, after obtaining a license to distribute mutual funds in March 2013. On December 2, 2013, Jintaiping transferred its 19.5% equity interest in Puyi Fund Sales to Yihe Investment. On the same date, we disposed of all our equity interest in Jintaiping and our 55% equity interest in CNinsure Puyi Asset Management, leaving Yihe Investment with a 19.5% of the equity interests in Puyi Fund Sales.

We are in the process of converting certain of our subsidiaries and affiliates into branches of CNinsure Lianxing and CNinsure Times. Upon completion of the necessary procedures, the licenses of those subsidiaries will be terminated and they will continue their operations as branches of CNinsure Lianxing and CNinsure Times.

The corporate restructuring is still an ongoing process. As a result of these equity transfers, as of March 15, 2014, we, through CNinsure Group Company, have a controlling equity ownership in 34 insurance agencies, three insurance claims adjusting firms, two insurance brokerage companies, while through contractual arrangements with Yihe Investment and Xinbao Investment, we control four additional insurance agencies, one e-commerce insurance intermediary company and two investment companies.

 Corporate Structure

Most of the noncontrolling shareholders of the insurance intermediary companies majority-owned by CNinsure Group Company are the founders of those companies, entrepreneurial agents with whom we jointly set up the company or a venture capital firm that invests in start-up insurance agency companies. Some of those noncontrolling shareholders are in charge of the day-to-day operations of these companies. The direct and indirect subsidiaries of CNinsure Group Company, Yihe Investment and Xinbao Investment hold the licenses and permits necessary to conduct our insurance intermediary business in China. We have controlling equity ownership in those insurance intermediary companies in which CNinsure Group Company owns a majority of the interest, enabling us to exercise effective operational control over them.

However, as our corporate restructuring remains an ongoing process and because of restrictions under PRC laws and regulations on foreign investment in Internet businesses, we rely on contractual arrangements to control and derive economic benefit from Yihe Investment, Xinbao Investment and their subsidiaries.

Our contractual arrangements with Yihe Investment, Xinbao Investment, their shareholders and their subsidiaries, which include loan agreements, equity pledge agreements, powers of attorney, exclusive purchase option agreements, consulting and service agreements, and IT platform service agreements, enable us to:

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

The following diagram illustrates our corporate structure as of March 15, 2014:

CNinsure Inc.
[Cayman Islands]
100%
CISG Holdings Ltd,
[BVI]
65.1%
100%
20.58%
InsCom Holdings Limited
[BVI]
Minkfair Insurance Management Limited[Hong Kong]
Sincere Fame International Limited
[BVI]
100%
InsCom Group Limited
[BVI]
100%
CNinsure Holdings Ltd.
[BVI] &[HK]
100%
InsCom HK Limited
[Hong Kong]
Outside China
Inside China
100%
100%
100%
Ying Si Kang Information Technology (Shenzhen) Co., Ltd.
[WOFE]
CNinsure Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd.[WOFE]
CNinsure Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. [WOFE]
Nominee Arrangement
Nominee Arrangement
40%
60%
100%
Two Individual Shareholders
CNinsure Insurance Sales Service Group Company Limited
[PRC Co]
Litian Zhuoyue Software (Beijing) Co., Ltd.
[PRC Co]
100%
77%
90%
20%
10%/80%
Shenzhen Xinbao Investment Management Co., Ltd.
[PRC Co]
Guangzhou Zhongqi Enterprise Management Consulting Co., Ltd.[PRC Co]
(3)
23%
Guangdong Meidiya Investment Co., Ltd
[PRC Co]
Sichuan Yihe Investment Co., Ltd.
[PRC Co]
Two Individual Shareholders
100%
5%
51%-70% (1)
90% - 95% (2)
19.48%
CNinsure Century Insurance Sales & Service Co., Ltd
[PRC Co]
Beijing Ruisike Management Consulting Co., Ltd.
[PRC Co]
95%
7 insurance agencies
3 insurance claims adjusting firms
2 holding companies
1 software company
3 insurance agencies
1 holding company
CNinsure Puyi Fund Sales Co., Ltd.
[PRC Co]
100%
5%
Shenzhen InsCom E-commerce Co., Ltd
[PRC Co]
Beijing Fanlian Investment Co., Ltd.
[PRC Co]
95%
100%
2 insurance agencies
Shenzhen Bangbang Auto Services Co., Ltd.
[PRC Co]
100%
100%
CNinsure Times Insurance Sales & Service Co., Ltd.
[PRC Co]
51-100%(3)
17 insurance agencies
1 insurance brokerage company
99%
CNinsure Lianxing Insurance Sales Co., Ltd.
[PRC Co]
51% - 100% (4)
6 insurance agencies
100%
CNinsure Bocheng Insurance Brokerage Co., Ltd
[PRC Co]

Nominee arrangements among Xinlian Information, Zonglian Enterprise, Ying Si Kang Information and the shareholders of Yihe Investment, Meidiya Investment and Xinbao Investment

Equity Interest

(1) Direct or indirect ownership attributable to Meidiya Investment.

(2) Direct or indirect ownership attributable to Yihe Investment .

(3) Direct or indirect ownership attributable to CNinsure Times

(4) Direct or indirect ownership attributable to CNinsure Lianxing

For a complete list of our subsidiaries and consolidated affiliated entities as of March 15, 2014, see Exhibit 8.1 to this annual report. The following is a summary of the key terms of our contractual arrangements with Yihe Investment, Xinbao Investment, their shareholders and their subsidiaries.

Agreements that Provide Us Effective Control over Yihe Investment, Xinbao Investment and their Subsidiaries

Loan Agreements. Each of the original individual shareholders of Yihe Investment, being Mr. Lai, Mr. Zhenyu Wang and Mr. Cui, entered into a loan agreement on December 20, 2005 with our subsidiary Xinlian Information, or the Xinlian Loan, for a zero interest loan from Xinlian Information. On February 27, 2009, in connection with the transfer of their respective equity interests in Yihe Investment to Mr. Ge, both Mr. Cui and Mr. Zhenyu Wang transferred all of their rights and obligations under the Xinlian Loan to Mr. Ge. As a result, the principal loan amounts to Mr. Lai and Mr. Ge were RMB9.8 million and RMB10.2 million, respectively, equal to their respective capital contributions to Yihe Investment.

The term of the Xinlian Loan is ten years and may be extended upon written agreement of the parties, but it does not extend automatically. If the Xinlian Loan is not extended, then upon its expiration and subject to then applicable PRC laws, the loan can be repaid only with the proceeds from a transfer of the individual shareholder’s equity interests in Yihe Investment to Xinlian Information or another person designated by Xinlian Information. Xinlian Information may accelerate the loan repayment upon certain events, including if the individual shareholder resigns or is dismissed from employment by us or if Xinlian Information exercises its option to purchase the shareholder’s equity interests in Yihe Investment pursuant to the exclusive equity purchase option agreement described below.

The Xinlian Loan contains a number of covenants that restrict the actions the individual shareholder can take or cause Yihe Investment to take, and also requires the individual shareholder to take or cause Yihe Investment to take specific actions. For example, the individual shareholder must:

•
not transfer, pledge or otherwise dispose of or encumber his equity interests in Yihe Investment , except for equity pledge for the benefit of Xinlian Information, without the prior written consent of Xinlian Information;

•	not take any action that will have a material impact on the assets, business and liabilities of Yihe Investment without the prior written consent of Xinlian Information;

•
not vote for, or execute any resolution to approve, the sale, transfer, mortgage, or disposal of, or the creation of any encumbrance on, any legal or beneficial interests in the equity of Yihe Investment,  except to Xinlian Information or its designee, without the prior written consent of Xinlian Information;

•
not vote for, or execute any resolutions to approve, any merger or consolidation with any person, or any acquisition of or investment in any person by Yihe Investment without the prior written consent of Xinlian Information;

•	vote to elect the director candidates nominated by Xinlian Information;

•
cause Yihe Investment not to supplement, amend or modify its articles of association in any manner, increase or decrease its registered capital or change the capital structure in any way without the prior written consent of Xinlian Information; and

•	cause Yihe Investment not to execute any contract with a value exceeding RMB100,000, except in the ordinary course of business, without the prior written consent of Xinlian Information.

Each of the individual shareholders of Xinbao Investment, being Mr. Chunlin Wang and Mr. Tian, entered into loan agreements on December 3, 2010 with our subsidiary Ying Si Kang Information, or the Ying Si Kang Loans, in which we indirectly hold a 65.1% equity interest. In connection with a capital injection in Xinbao Investment in April 2011, the Ying Si Kang Loans were amended and the principal amounts lent to Mr. Chunlin Wang and Mr. Tian increased to RMB7,500,000 and RMB500,000, respectively, equal to their respective capital contributions to Xinbao Investment. The terms of the Ying Si Kang Loans are similar to those in the Xinlian Loans described above.

Equity Pledge Agreements. Pursuant to separate equity pledge agreements entered into by Mr. Lai on December 20, 2005 and by Mr. Ge on March 31, 2009, , each pledged his equity interests in Yihe Investment to Xinlian Information to secure his obligations under the Xinlian Loan. The individual shareholder also agreed not to transfer or create any encumbrances adverse to Xinlian Information on his equity interests in Yihe Investment. During the term of the equity pledge agreement, Xinlian Information is entitled to all the dividends declared on the pledged equity interests. The equity pledge agreement will expire when the individual shareholder fully performs his obligations under the Xinlian Loan. The equity pledges were recorded on the shareholders register of Yihe Investment, and registered with the relevant local administration of industry and commerce. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with Yihe Investment, Xinbao Investment and their subsidiaries and shareholders to conduct part of our China operations, which may not be as effective in providing operational control as direct ownership.”

Mr. Chunlin Wang and Mr. Yuan Tian entered into separate equity pledge agreements on December 3, 2010, pledging their respective equity interests in Xinbao Investment to Ying Si Kang Information. The agreements, which were amended in April 2011, secure the obligations under the Ying Si Kang Loans and are similar to the equity pledge agreements securing the obligations under the Xinlian Loan described above. In December 2013, a supplemental agreement in connection with the equity pledge agreements and exclusive purchase option agreements were entered into with Ying Si Kang Information, Xinbao Investment and each individual shareholder to reflect the change of the shareholding structure following Ying Si Kang Information’s withdrawal of its capital contribution in Xinbao Investment in March 2013.

Power of Attorney. Mr. Lai and Mr. Ge, the current individual shareholders of Yihe Investment, executed powers of attorney on December 20, 2005 and March 31, 2009, respectively, each appointing a person designated by Xinlian Information as his attorney-in-fact on all matters requiring shareholder approval. Further, if Xinlian Information designates the shareholder to attend a shareholder’s meeting of Yihe Investment, the individual shareholder agrees to vote his shares as instructed by Xinlian Information. The term of the power of attorney is ten years.

Mr. Chunlin Wang and Mr. Tian, the current individual shareholders of Xinbao Investment, executed powers of attorney on December 3, 2010, each appointing a person designated by Ying Si Kang Information as his attorney-in-fact on all matters requiring shareholder approval. Further, if Ying Si Kang Information designates the shareholder to attend a shareholder’s meeting of Xinbao Investment, the individual shareholder agrees to vote his shares as instructed by Ying Si Kang Information. The term of the power of attorney is for ten years.

Agreements that Provide Us the Option to Purchase the Equity Interests in Yihe Investment and Xinbao Investment

Exclusive Purchase Option Agreements. Pursuant to  exclusive purchase option agreements entered into by Mr. Lai on December 20, 2005 and by Mr. Ge on March 31, 2009, , each individual shareholder irrevocably granted Xinlian Information an exclusive option to purchase part or all of his equity interests in Yihe Investment, when and to the extent permitted by PRC law. The purchase price to be paid by Xinlian Information will be equal to the amount of the individual shareholder’s actual capital contribution to Yihe Investment, unless PRC law requires otherwise. As of December 31, 2013, the  actual capital contributions to Yihe Investment by Mr. Lai and Mr. Ge were RMB9.8 million and RMB10.2 million, respectively. If PRC law requires appraisals of the equity interests or has other restrictions on the transfer price, the purchase price will be the minimum price permitted under applicable PRC law. Under current PRC law, if a foreign-invested enterprise, such as Xinlian Information, intends to acquire the equity interests of a domestic enterprise, such as Yihe Investment, the transfer price must be based on an appraisal conducted by a qualified domestic asset appraisal institution using internationally recognized appraisal methodology, and it is prohibited from transferring any equities at a price clearly lower than the appraisal amount.

Mr. Chunlin Wang and Mr. Tian entered into separate exclusive purchase option agreements on December 3, 2010 to irrevocably grant Ying Si Kang Information an exclusive option to purchase part or all of his equity interests in Xinbao Investment, when and to the extent permitted by PRC law. These agreements, which were amended in April 2011, are similar to the exclusive purchase option agreements described in the paragraph above. The actual capital contributions to Xinbao Investment by Mr. Chunlin Wang and Mr. Tian under these agreements were RMB7,500,000 and RMB500,000, respectively. In December 2013, a supplemental agreement in connection with the equity pledge agreements and exclusive purchase option agreements were entered into with Ying Si Kang Information, Xinbao Investment and each individual shareholder to reflect the change of the shareholding structure following Ying Si Kang Information’s withdrawal of its capital contribution in Xinbao Investment in March 2013.

Agreements that Transfer Economic Benefits to Us

Consulting and Service Agreements. Pursuant to consulting and service agreements entered into on various dates between our PRC subsidiary Zhonglian Enterprise and most of the insurance intermediary subsidiaries of CNinsure Group Company, Yihe Investment and Xinbao Investment, Zhonglian Enterprise agreed to grant the right to use the “CNinsure” brand and provide financial and tax consulting services and training services to each of the insurance intermediaries in exchange for  quarterly fees calculated as a percentage of their revenues. The fees may be adjusted by agreement every quarter based on market conditions and the business conditions of each insurance intermediary. Each of these agreements has an initial term of one year and automatically renews each year, unless Zhonglian Enterprise decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Zhonglian Enterprise, or by Zhonglian Enterprise with 30 days’ notice.

Pursuant to consulting and service agreements,  between our PRC subsidiary Xinlian Information and most of the insurance intermediary subsidiaries of CNinsure Group Company, Yihe Investment and Xinbao Investment, Xinlian Information agreed to provide training services and consulting and other services relating to internal control compliance. In exchange, the insurance intermediaries each agree to pay a quarterly fee calculated primarily based on a percentage of their revenues. The parties to each agreement also agree to negotiating adjustments to the fee level every three months. Each of these agreements has an initial term of one year, which automatically renews each year unless Xinlian Information decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Xinlian Information, or by Xinlian Information with 30 days’ notice.

IT Platform Service Agreements. Pursuant to IT platform service agreements between Litian Zhuoyue Software (Beijing) Co., Ltd, or Litian Zhuoyue, a subsidiary of Xinlian Information, and most of the insurance intermediary subsidiaries of CNinsure Group Company, Yihe Investment and Xinbao Investment, Litian Zhuoyue agreed to provide space for system operation and data storage, data maintenance, system security and efficiency maintenance, on-site support, software optimization and maintenance and other IT platform related services. In exchange, the insurance intermediaries each agree to pay a quarterly fee calculated primarily based on a percentage of their revenues. The parties to each agreement also agree to negotiating adjustments to the fee level every three months. Each of these agreements has an initial term of one year, which automatically renews each year unless Litian Zhuoyue decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary company only upon gross negligence, fraud, other illegal conduct or bankruptcy of Litian Zhuoyue, or by Litian Zhuoyue with 30 days’ notice.

 Because of our contractual arrangements with Yihe Investment, Xinbao Investment, and their shareholders, we are the primary beneficiary of Yihe Investment, Xinbao Investment and their subsidiaries and we consolidate them into our consolidated financial statements. In 2013, subsidiaries of Yihe Investment and Xinbao Investment paid to our subsidiaries a total fee of RMB6.4 million (US$1.1 million), under the IT platform services agreements, and consulting and service agreements, representing approximately 5.1% of the net revenues of these affiliated entities. In the years ended December 31, 2011, 2012 and 2013, aggregate revenues derived from our consolidated affiliated entities contributed 91.9%, 23.6% and 7.2%, respectively, of our total consolidated net revenues, based on our corporate structure as of the end of each year. As of December 31, 2011, 2012 and 2013, our consolidated affiliated entities accounted for an aggregate of 29.3%, 5.4% and 3.2%, respectively, of our consolidated total assets. In the opinion of Global Law Office, our PRC legal counsel:

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements establishing the structure for operating our PRC insurance intermediary businesses and online insurance distribution business do not comply with PRC government restrictions on foreign investment in the insurance intermediary industry and the Internet industry, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating part of our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” To date we have not encountered any interference or encumbrance from the PRC government on account of operating our business through these agreements.

D.	Property, Plant and Equipment

Our headquarters are located in Guangzhou, China, where we leased approximately 2,382.6 square meters of office space as of December 31, 2013. Our subsidiaries and consolidated affiliated entities leased approximately 39,073.3 square meters of office space as of December 31, 2013. In 2013, our total rental expenses were RMB30.5 million (US$5.0 million).

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

Following the sale of Datong on March 25, 2011, we present our financial results for the years ended December 2009, 2010 and 2011 on both a continuing and discontinued basis. Profits and losses related to Datong were presented as discontinued operations while profits and losses for the remaining business were presented as continuing operations.

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

Total Premium Payments to Chinese Insurance Companies

The Chinese insurance industry has grown substantially in the past decade. Between 2003 and 2013, total insurance premiums increased from RMB388.0 billion to RMB1.7 trillion, representing a compound annual growth rate, or CAGR, of 16.1%, according to the CIRC. The growth of insurance premiums in China slowed down in 2011 and 2012, primarily due to weakened demand for life insurance products due to the popularity of wealth management products which promise with higher returns. However, according to the CIRC, total insurance premiums in China grew from RMB1.5 trillion in 2012 to RMB1.7 trillion in 2013, representing an increase of 11.2%. We believe that certain macroeconomic and demographic factors, such as increasing per capita GDP and an aging population, have contributed to and will continue to drive the growth of the Chinese insurance industry in the long term.

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

Acquisitions

The professional insurance intermediary sector in China is still at an early development stage and highly fragmented. We believe this offers substantial opportunities for consolidation. We intend to grow our distribution and service network in part through selective acquisitions of high-quality independent insurance intermediary companies. Since 2008, we, through our consolidated affiliated entities in the PRC, acquired controlling interests in 15 insurance agencies (excluding Datong and its subsidiaries), four insurance claims adjusting firms (one of which was restructured into a holding company of the three claims adjusting firms) and one online insurance service company as of March 15, 2014. We expect acquisitions to have a positive impact on our results of operations in the long run. However, acquisitions also involve significant risks and uncertainties. See “Item 3. Key Information—Risk Factors—D. Risks Related to Our Business and Our Industry—If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.” In addition, any write-down of goodwill due to impairment and the amortization of intangible assets acquired could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.”

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

We started to offer insurance brokerage services for commercial line insurance to corporate clients in 2010 and referral services for wealth management products in 2012. The revenues derived from the brokerage services were included in the net revenues from the distribution of property and casualty insurance products while the revenues from wealth management product referral services were included in the net revenues from the distribution of life insurance products. In 2011, 2012 and 2013, revenues generated from the distribution of property and casualty insurance reporting unit accounted for 68.1%, 68.7%, and 72.0% of our total net revenues, respectively, while revenues from the distribution of life insurance reporting unit accounted for 18.2%, 17.2% and 13.1%, respectively, and revenues from the provision of claim adjusting services accounted for 13.3%, 13.7% and 14.8%, respectively.

The property and casualty insurance policies we distribute are typically for one-year terms, with a single premium payable at the beginning of the term. Accordingly, we receive a single commission or fee for each property and casualty policy our customers purchase. In order for us to have recurring commission and fee revenue from property and casualty insurance products, our customers have to renew their policies or purchase new policies through us every year. Gross margin attributable to the property and casualty insurance business was volatile in recent years, largely due to greater market competition and higher profitability of the property and casualty insurance companies. Gross margin attributable to the property and casualty insurance business in 2011 was higher than life insurance business and the claims adjustment business. However, it declined significantly in 2012 from 2011, as the increase in commissions that we received from insurance companies were outpaced by the increase in commissions that we paid to our sales agents, driven by i)greater competition among property and casualty insurance companies in the automobile insurance market pushed up the market commissions against which we benchmarked to pay the commissions to our property and casualty insurance agents, and ii) competition resulting from the use of telemarketing by other insurance companies drove up the per policy acquisition cost for our sales agents, which in turn forced us to pay higher commissions to our property and casualty insurance sales agents. Gross margin attributable to the property and casualty insurance in 2013 was flat compared to 2012.

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

The fees we receive for our claims adjusting services are calculated based on the types of insurance involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For automobile insurance, our fees are generally fixed and the amounts collected are based on the types of services provided. In some cases, our fees are charged based on the number of claims adjustors involved in providing the services. We pay our in-house claims adjustors a base salary plus a commission calculated based on a small percentage of the service fees we receive from insurance companies or the insured. The insurance claims adjusting business has become and likely will continue to be an important source of our net revenues. The gross margin and operating margin attributable to the claims adjusting business were higher than those for both property and casualty insurance products and life insurance products in 2013 due to the significant decline in gross margin attributable to our property and casualty insurance business. We expect that revenues from our insurance claims adjusting business as a percentage of our total net revenues to remain stable over the next few years.

For insurance brokerage services in connection with commercial line insurance, insurance companies typically pay us brokerage fees as a percentage of the insurance premiums. We pay our in-house insurance brokers salary. Gross margin of this line of business was higher than that of our retail line of property and casualty insurance business and our life insurance business and lower than that of claims adjusting business in 2013. We expect the revenues from our insurance brokerage business as a percentage of our total net revenues to increase over the next few years and that such an increase will have a positive impact on our gross margin and operating margin.

We receive referral service fees from our wealth management product supplier if customers referred by our sales agents purchase wealth management products from the supplier. We then pay commissions to our sales agents, which are calculated as a percentage of the value of wealth management products purchased by the customers. Gross margin from this business was higher than other business lines except for the claim adjustment business in 2013. We expect the revenues from the wealth management product referral services as a percentage of our total net revenues to increase over the next few years and that such increase will have positive impact on our gross margin and operating margin.

Share-based Compensation Expenses

Our historical results of operations have been materially affected by the share-based compensation expenses incurred. In 2011, 2012 and 2013, we incurred share-based compensation expenses of RMB57.0 million, RMB66.9 million and RMB45.3 million (US$7.5 million), respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Performance Indicators—Operating Costs and Expenses—Share-based Compensation Expenses” for a more detailed discussion of our historical share-based compensation expenses. In order to attract and retain the best personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business, we adopted a share incentive plan in October 2007. Under our 2007 share incentive plan, as amended and restated in December 2008, we may issue an aggregate number of our ordinary shares, equal to 15% of our total number of shares outstanding immediately after the closing of our initial public offering, to cover awards granted under the plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives—2007 Share Incentive Plan.” We expect that share-based compensation expenses will continue to be a significant component of our operating expenses.

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

Key Performance Indicators

Net Revenues

Our revenues are net of PRC business tax. In 2011, 2012 and 2013, we generated net revenues of RMB1.5 billion, RMB1.6 billion and RMB1.8 billion (US$290.2 million), respectively. We derive net revenues from the following sources:

•	commissions and fees paid by insurance companies, which accounted for 99.6%, 99.6% and 99.9% of our net revenues for 2011, 2012 and 2013, respectively; and

•
other service fees, which refers to fees paid by insurance companies for certain insurance-related services provided by us to the insured on behalf of the insurance companies and fees for IT platform and software services that we provide. These other service fees accounted for 0.4%, 0.4% and 0.1% of our net revenues for 2011, 2012 and 2013, respectively.

In 2011, 2012 and 2013, we generated commissions and fees of RMB1.5 billion, RMB1.6 billion and RMB1.8 billion (US$290.0 million), respectively. We derive commissions and fees from distributing property and casualty insurance and life insurance products and providing claims adjusting services.

The following table sets forth our total net revenues earned from the reporting units of property and casualty insurance, life insurance and claims adjusting services, both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Property and casualty insurance reporting unit	1,032,594	68.1	1,090,205	68.7	1,264,317	208,850	72.0
Life insurance reporting unit	276,402	18.2	272,755	17.2	230,086	38,007	13.1
Claims adjusting services	202,003	13.3	217,497	13.7	261,206	43,148	14.8
Other service	5,676	0.4	5,660	0.4	1,415	234	0.1
Total net revenues	1,516,675	100.0	1,586,117	100.0	1,757,024	290,239	100.0

Net revenues from property and casualty insurance reporting unit, in particular automobile insurance products, have been our primary source of revenue since our inception. Net revenues from property and casualty insurance reporting unit increased in both absolute amounts and as a percentage of our total net revenues from 2011 to 2013. As the per capita automobile ownership in China is still low, automobile sales in China still have significant growth potential. Therefore, we expect that automobile insurance products will continue to be a significant contributor to our total net revenues in the next several years.

We began distributing individual life insurance products in 2006. Net revenues from life insurance products decreased both in absolute amounts and as a percentage of our total net revenues from 2011 to 2013, primarily due to the decline in net revenues from new life insurance policies impacted by the industry growth slow-down although recurring commissions from life insurance reporting unit increased moderately. We will keep devoting significant efforts on the distribution of life insurance products and we expect net revenues from life insurance reporting unit will still constitute a significant portion of our total net revenues in the next several years.

We began providing claims adjusting services in 2008. Net revenues from claims adjusting services increased from 2011 to 2013 in both absolute amounts and as a percentage of our total net revenues, primarily reflecting the stable growth of our claims adjusting business during the period. As we continue to grow our claims adjusting business, we expect that net revenues from claims adjusting services will remain stable as a percentage of our total net revenues in the next few years.

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

We are compensated primarily by insurance companies for our claims adjusting services. The fees we receive for our claims adjusting services depend on the types of insurance involved. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For claims adjusting services related to automobile insurance, our fees are generally fixed on a per claim basis, or in some cases, on a per head basis. These fees are typically paid to us on a quarterly basis. For services provided in connection with other property and casualty insurance, our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. We typically receive payment for these fees on a semi-annual or annual basis.

Other Service Fees

 In 2011, 2012 and 2013, we generated other service fees of RMB0.8 million, RMB0.2 million and nil, respectively, for providing services related to the distribution of automobile insurance products, such as drivers’ license renewal and annual inspection for the insured, which were included in net revenues from the distribution of property and casualty insurance products. We don’t expect other service fees to constitute a significant portion of our total net revenues in the future.

In addition, in 2011, 2012 and 2013, we provided IT platform and software services to a third party and an affiliated entity through one of our affiliated entities, Litian Zhuoyue, including system operation, data storage, data maintenance, system security and efficiency maintenance, on-site support, software optimization and maintenance and other IT platform related services. In 2011, 2012 and 2013, we generated IT service fees of RMB5.7 million, RMB5.7 million and RMB1.4 million (US$0.2 million), respectively. We do not expect these service fees to constitute a significant portion of our total net revenues in the future.

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

	Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	1,516,675	100.0	1,586,117	100.0	1,757,024	290,239	100.0
Operating costs and expenses:
Commissions and fees	(796,843)	(52.5)	(1,085,809)	(68.5)	(1,293,372)	(213,650)	(73.6)
Selling expenses	(77,802)	(5.1)	(78,449)	(4.9)	(96,461)	(15,934)	(5.5)
General and administrative expenses	(333,281)	(22.0)	(356,033)	(22.4)	(349,205)	(57,684)	(19.9)
Impairment loss	(1,057,522)	(69.7)	—	—	—	—	—
Total operating costs and expenses	(2,265,448)	(149.3)	(1,520,291)	(95.8)	(1,739,038)	(287,268)	(99.0)

Commissions and Fees

We incur commissions and fees in connection with the distributions of insurance products and provisions of claims adjusting services. The commissions and fees that we incurred increased in absolute amounts each year from 2011 to 2013 primarily as a result of increase in net revenues and increase in the size of our sales force and claims adjustors. We rely mainly on individual sales agents and, to a much lesser degree, on a small number of in-house sales representatives for the distributions of insurance products. For claims adjusting services, we rely entirely on our in-house claims adjustors. Commissions and fees incurred as a percentage of net revenues increased from 2011 to 2013, primarily due to significant rise in policy acquisition cost and commission cost as a result of increasing labor cost pressure and severer market competition. We anticipate that our commissions and fees will continue to increase in absolute amounts as we add more sales agents and claims adjustors to our work force and further grow our business.

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

We expect that our general and administrative expenses will increase as we hire additional administrative personnel, pay higher labor costs and incur additional costs in connection with the expansion of our business, and our efforts to develop our e-commerce platform.

Share-based Compensation Expenses. Share-based compensation expenses constituted one of the largest components of our general and administrative expenses in 2011, 2012 and 2013. In 2011, we incurred share-based compensation only with respect to certain managerial and administrative staff and in 2012 and 2013 only a small portion of the share-based compensation was incurred in relation to sales agents. The following table sets forth our share-based compensation expenses, both in absolute amounts and as percentages of our general and administrative expenses, for the periods indicated.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
General and administrative expenses	333,281	100.0	356,033	100.0	349,205	57,684	100.0
Share-based compensation expenses	57,003	17.1	66,878	18.8	45,317	7,485	13.0

Our share-based compensation expenses in 2012 and 2013 were primarily attributable to the options granted in November 2008, March 2009 and March 2012. Our share-based compensation expenses in 2011 were primarily attributable to the options granted in November 2008, March 2009, February 2010 and April 2011, including a one-time recognition in the fourth quarter of 2011 of the remaining un-amortized expenses totaling RMB48.2 million in connection with the cancellation of certain options granted in February 2010 and April 2011.

For more information about our share-based compensation expenses, please see Note 20 to our audited consolidated financial statements included in this annual report.

Impairment loss. We perform impairment analysis on an annual basis. For the years ended December 31, 2011, 2012 and 2013, impairment losses on goodwill and intangible assets were RMB1.1 billion, nil, and nil respectively. Impairment loss in 2011 reflected the expected adverse impact of the overall economic uncertainties in China, growth slowdown within the Chinese insurance market and our strategic business transition on our earnings in the next two to three years.

Taxation

We and each of our subsidiaries and consolidated affiliated entities file separate income tax returns.

The Cayman Islands, the British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands and the British Virgin Islands, we and our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in those jurisdictions. Our subsidiary incorporated in Hong Kong is subject to a normal profits tax rate of 16.5% of its assessable profits for the years of assessment ending March 31, 2012, 2013 and 2014. Payment of dividends is not subject to withholding tax in Hong Kong.

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

Pursuant to a Notice of Preferential Policies of EIT, jointly issued by the PRC Ministry of Finance and the SAT on February 22, 2008, a newly established software enterprise was entitled to an exemption from EIT for the first two years and a 50% reduction of EIT for the following three years starting from the first profit-making year. Our affiliated entities, Litian Zhuoyue and Shenzhen CNinsure Software Technology Co., Ltd. (also known as Shenzhen Fanhua Software Technology Co., Ltd., are entitled to the tax holidays under this notice from 2010 to 2014 and 2012 to 2016, respectively.

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

Insurance agency and brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. We have met all the four criteria of revenue recognition when the premiums are collected by us or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, we do not accrue any commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been recognized as management estimates, based on our past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been de minims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were  0.1% and 0.2% of the total commission and fee revenues during 2012 and 2013, respectively. For property insurance and life insurance, agency and brokerage companies may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency and brokerage company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded when a performance target is being achieved.

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

We present revenue net of sales taxes incurred. The sales taxes amounted to RMB113.4 million, RMB99.0 million and RMB99.9 million (US$16.5 million) for the years ended December 31, 2011, 2012 and 2013, respectively, of which of which RMB4.5 million, nil and nil were related to discontinued operations for the years ended December 31, 2011 and 2012 and 2013, respectively. According to the Announcement on the VAT Reform Pilot Program of the Transportation and Selected Modern Service Sectors issued by the State Tax Bureau in July 2012, the transportation and some selected modern service sectors, including research and development (R&D) and technical services, information technology services, cultural creative services, logistics support services, tangible personal property leasing services, and assurance and consulting service, should pay value-added tax instead of business tax based on a predetermined timetable (hereinafter referred to as the “VAT Reform”), effective September 1, 2012 for entities in Beijing and November 1, 2012 for entities in Guangdong. A total of seven of our subsidiaries or affiliates that engage in consulting and information technology services meet the VAT Reform requirements, and have started to pay value-added tax since the appropriate effective day. Total Value-added taxes paid by us during the year ended December 31, 2013 amounted toRMB12.0 million (US$2.0 million).

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

Cancellation and modification

A cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost shall be recognized at the cancellation date.

A modification of the terms or conditions of an equity award is treated as an exchange of the original award for a new award. The incremental compensation of a modification is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date.  Total recognized compensation cost for an equity award shall at least equal the fair value of the award at the grant date unless at the date of the modification the performance or service conditions of the original award are not expected to be satisfied.

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

Share-based compensation expenses of RMB57.0 million, RMB66.9 million and RMB45.3 million (US$7.5 million) for the years ended December 31, 2011, 2012, and 2013, respectively, were included in the general and administrative expenses.

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

In 2011, management performed step one of the two-step impairment test by comparing the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value. The income approach was used to estimate the fair value of all reporting units. Based on this quantitative test, management determined that the fair value of the life insurance unit exceeded its carrying amount and, therefore, step two of the two-step goodwill impairment test was unnecessary. However, management determined that the fair values of the property and casualty insurance unit and the claims adjusting unit were less than their carrying amounts and, therefore step two of the goodwill impairment test was performed to measure the amount of impairment for these units. As a result, goodwill impairment losses of RMB963 million relating to our property and casualty insurance unit and RMB38 million relating to our claims adjusting unit were recognised for the year ended December 31, 2011.

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

In 2013, management compared the carrying value of each reporting unit, including assigned goodwill, to its respective fair value, which is step one of the two-step impairment test. The fair values of all reporting units were estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step two of the two-step goodwill impairment test was not required. Management concluded that goodwill was not impaired as of December 31, 2013.

•
For the P&C segment, we projected a five-year discounted cash flow. Basic assumptions in the cash flow projection included, among others, an estimated annual growth of between 3% to 15% in net revenues in the coming 5 years with reference to the stabilizing growth rate in 2013, and gross profit of around 25%, which is similar to the level in 2013. Any projection beyond 5 years by us cannot be estimated with reasonable accuracy, since the business environment is rapidly changing. The discount rate was set at 22%, based on the segment’s weighted average cost of capital and adjusted to reflect our and business-specific risks. For the P&C segment, we had goodwill of RMB61.7 million as of December 31, 2013. The estimated fair value of the reporting unit exceeded its carrying value at December 31, 2013. Consequently, no goodwill impairment has been recognized.

•
For the Life segment, we projected a five-year discounted cash flow. Basic assumptions in the cash flow projection included, among others, an estimated annual growth of between 3% to 10% in net revenues in the coming 5 years, and gross profit of around 30%, which is similar to the level in 2013. Any projection beyond 5 years by us cannot be forecast with reasonable accuracy, since the business environment is rapidly changing. A discount rate is set at 25%, based on the segment’s weighted average cost of capital and adjusted to reflect our and business-specific risk. For the Life segment, we had goodwill of RMB16.9 million as of December 31, 2013. The estimated fair value of the reporting unit exceeded its carrying value at December 31, 2013. Consequently, no goodwill impairment has been recognized.

•	For the Adjusting segment, related goodwill was completely written off in 2011.

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

Impairment of intangible assets with definite lives

We evaluate the recoverability of identifiable intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that these assets’ carrying amounts may not be recoverable. We measure the carrying amount of identifiable intangible asset with determinable useful live against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated.  Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.  Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows.  The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2011, 2012 and 2013, we recognized RMB36.4 million, nil and nil, respectively, of impairment losses on identifiable intangible assets with determinable useful lives.

Impairment of indefinite-lived intangible assets

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies.  Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quote from third party, if any. During the years ended December 31, 2011, 2012 and 2013, we recognized RMB20.4 million, nil and nil, respectively, of impairment losses on its indefinite-lived intangible assets.

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

We recognize in our financial statements uncertainties in income taxes by prescribing a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken, or expected to be taken on a tax return, based on the standards of ASC subtopic 740-10 ("ASC 740-10"), Income taxes,. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than- not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board, or FASB, issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments in this Accounting Standards Updates ("ASU") should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the scope that exist at the beginning of an entity’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this pronouncement) and should disclose that fact. Early adoption is permitted. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial condition or results from operations.

In March 2013, the FASB issued an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.  For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.  Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.  The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial condition or results from operations.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.  The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.  This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We expect that the adoption of this pronouncement will change the presentation of deferred tax assets and other tax liabilities on our consolidated balance sheets.

Results of Operations

	For the Year Ended December 31,
	2011	2011 to 2012 Percentage Change	2012	2012 to 2013 Percentage Change	2013

	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Income (Loss) Data
Net revenues:
Commissions and fees	1,510,886	4.6	1,580,234	11.1	1,755,545	289,995
Other service fees	5,789	1.6	5,883	(74.9)	1,479	244
Total net revenues	1,516,675	4.6	1,586,117	10.8	1,757,024	290,239
Operating costs and expenses:
Commissions and fees	(796,843)	36.3	(1,085,809)	19.1	(1,293,372)	(213,650)
Selling expenses	(77,802)	0.8	(78,449)	23.0	(96,461)	(15,934)
General and administrative expenses	(333,281)	6.8	(356,033)	(1.9)	(349,205)	(57,684)
Impairment losses on goodwill and intangible assets	(1,057,522)	(100.0)	—	*	—	—
Total operating costs and expenses	(2,265,448)	(32.9)	(1,520,291)	14.4	(1,739,038)	(287,268)
Income (loss) from operations	(748,773)	108.8	65,826	(72.7)	17,986	2,971
Other income, net:
Investment income	—	*	—	100.0	8,886	1,468
Interest income	52,031	73.6	90,323	(6.7)	84,250	13,917
Finance cost	—	100.0	(2,439)	(100.0)	—	—
Others, net	22,436	(70.0)	6,742	(168.2)	(4,601)	(760)
Income (loss) from continuing operations before income taxes and income of affiliatesand discontinued operations	(674,306)	123.8	160,452	(33.6)	106,521	17,596
Income tax expense	(84,030)	(40.1)	(50,373)	(46.1)	(27,158)	(4,486)
Share of income of affiliates	14,246	2.9	14,658	40.7	20,621	3,406
Net income (loss) from continuing operations	(744,090)	116.8	124,737	(19.8)	99,984	16,516
Net income (loss) from discontinued operations, net of tax	127,553	(100)	—	*	—	—
Net income (loss)	(616,537)	120.2	124,737	(19.8)	99,984	16,516
Less: Net (loss) income attributable to the noncontrolling interests	(317,163)	(98.2)	(5,773)	175.2	4,341	717
Net income (loss) attributable to the Company’s shareholders	(299,374)	143.6	130,510	(26.7)	95,643	15,799
_____________________
*	Not meaningful for analysis because the percentage change is mathematically undeterminable or involves a change from income or benefit to loss or expense, or vice versa.

Year ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues. Our total net revenues increased by 10.8% from RMB1.6 billion in 2012 to RMB1.8 billion (US$290.2 million) in 2013 primarily attributable to increases in net revenues from our P&C insurance and claims adjusting business segments, partially offset by the decline in net revenues from our life insurance business segment primarily due to our shifted focus to the sales of protection insurance products which have lower average premium per policy compared to participating insurance products. The increase in the P&C insurance business segment was mainly driven by increases in both sales volume and commission rates received from insurance underwriters, while the growth of the claims adjusting business segment was mainly attributable to growth in the auto insurance-related claims adjusting business.

Operating Costs and Expenses

Commissions and Fees. Commissions and fees we incurred increased by 19.1% from RMB1.1 billion in 2012 to RMB1.3 billion (US$213.7 million) in 2013. The increase was primarily due to sales growth and increases in commissions paid to our P&C sales agents caused by (i) higher commission rates in the auto insurance market as a result of increased competition among P&C insurance companies and (ii) increased per policy acquisition costs mainly due to expenses incurred in competing with telemarketing channels of certain P&C insurance companies.

Selling Expenses. Our selling expenses increased by 23.0% from RMB78.4 million in 2012 to RMB96.5 million (US$15.9 million) in 2013 primarily due to sales increases and increases in staff salary, travel, gasoline and office expenses mostly incurred by the claims adjusting business segment due to staff increase.

General and Administrative Expenses. Our general and administrative expenses decreased slightly by 1.9% from RMB356.0 million in 2012 to RMB349.2 million (US$57.7 million) in 2013.

Income from Operations. As a result of the foregoing factors, income from operations decreased by 72.7% from RMB65.8 million in 2012 to RMB18.0 million (US$3.0 million) in 2013.

Interest Income. Our interest income decreased from RMB90.3 million in 2012 to RMB84.3 million (US$13.9 million) in 2013. The decrease was primarily due to a decrease in the bank deposits as we increased short-term investment.

Non-operating Income (Expense), Net. Our other income, net, decreased by 168.2% from RMB6.7 million in 2012 to a loss of RMB4.6 million (US$0.8 million) in 2013, primarily due to the write-down of dividends receivables from Datong.

Income from Continuing Operations before Income Taxes and Income of Affiliates and Discontinued Operations. As a result of the foregoing factors, our income from continuing operations before income taxes and income of affiliates and discontinued operations decreased by 33.6% from RMB160.5 million in 2012 to RMB106.5 million (US$17.6 million) in 2013.

Income Tax Expense. Our income tax expense decreased from RMB50.4 million in 2012 to RMB27.2 million (US$4.5 million) in 2013, primarily due to decrease in operating income. The effective tax rate in 2013 was 25.5% compared with 31.4% in 2012 due to higher share-based compensation expenses charged in 2012 which were non-tax deductible.

Share of Income of affiliates. Our share of income of affiliates increased from RMB14.7 million in 2012 to RMB20.6 million (US$3.4 million) in 2013, primarily due to the rapid growth of net income generated by CFSG.

Income from Continuing Operations. As a result of foregoing factors, our income from continuing operations decreased by 19.8% from RMB124.7 million in 2012 to RMB100.0 million (US$16.5 million) in 2013.

Net Income Attributable to the Noncontrolling Interests. We recorded RMB4.3 million (US$0.7 million) net income attributable to noncontrolling interests in 2013. In comparison, we recorded RMB5.8 million net loss attributable to noncontrolling interests in 2012. The increase was primarily due to certain noncontrolling interest holding entities generated profit in 2013.

Net Income Attributable to the Company’s Shareholders. As a result of the foregoing, our net income attributable to our shareholders decreased by 26.7% from RMB130.5 million in 2012 to RMB95.6 million (US$15.8 million) in 2013.

Year ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Our total net revenues increased by 4.6% from RMB1.5 billion in 2011 to RMB1.6 billion in 2012 primarily attributable to (i) rising property and casualty insurance commission rates, (ii) the growth of recurring commissions of life insurance products and (iii) the growth of automobile insurance-related claims adjusting business.

Operating Costs and Expenses

Commissions and Fees. Commissions and fees we incurred increased by 36.3% from RMB796.8 million in 2011 to RMB1.1 billion in 2012. The increase was primarily due to an increase in commissions paid to our sales agents within the property and casualty segment as greater competition among property and casualty insurance companies has driven up commission rates in the automobile insurance market and increased competition largely resulting from telemarketing by other insurance companies which has pushed up our per policy acquisition cost.

Selling Expenses. Our selling expenses increased by 0.8% from RMB77.8 million in 2011 to RMB78.4 million in 2012 primarily due to slight sales growth.

General and Administrative Expenses. Our general and administrative expenses increased by 6.8% from RMB333.3 million in 2011 to RMB356.0 million in 2012. This increase was primarily a result of the net effect of the following:

•
an increase of 17.3% in share-based compensation expenses from RMB57.0 million for fiscal year 2011 to RMB66.9 million in fiscal year 2012. Share-based compensation expenses for fiscal year 2012 were mainly associated with options granted to employees in March 2012, which were recognized on an accelerated basis. Share-based compensation expenses for fiscal year 2011 were mainly related to the cancellation of certain stock options in November 2011;

•	11.4% increase in payroll expense from RMB100.7 million for fiscal year 2011 to RMB112.2 million for the fiscal year 2012; offset by

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

Income (Loss) from Operations. As a result of the foregoing factors, income from operations was RMB65.8 million in 2012, compared to loss from operations of RMB748.8 million in 2011.

Interest Income. Our interest income increased from RMB52.0 million in 2011 to RMB90.3 million in 2012. The increase in interest income was primarily due to (1) RMB10.3 million in interest charged on the related parties for fiscal year 2012 and (2) increases in interest-bearing bank balances and bank interest rates from fiscal year 2011.

Non-operating Income (Expense), Net. Our other income, net, decreased by 70.0% from RMB22.4 million in 2011 to RMB6.7 million in 2012 which mainly represented RMB4.5 million refunds from the selling shareholder of an acquired subsidiary as the acquired subsidiary failed to achieve its performance targets. Non-operating income in 2011 mainly represented (i) RMB12.5 million refunds from the selling shareholder of certain acquired subsidiaries as those acquired subsidiaries failed to achieve their performance targets; and (ii) RMB8.0 million cash bonus granted to one of our affiliated subsidiaries by the Shenzhen Municipal Government.

Income (Loss) from Continuing Operations before Income Taxes and Income of Affiliates and Discontinued Operations. As a result of the foregoing factors, our income from continuing operations before income taxes and income of affiliates and discontinued operations was RMB160.5 million in 2012. In comparison, loss from continuing operations before income tax and income of affiliates and discontinued operations was RMB674.3 million in 2011.

Income Tax Expense. Our income tax expense in 2012 primarily consisted of current tax expenses of RMB 56.5 million offset by deferred tax income of RMB6.1 million. In comparison, our income tax expense in 2011 primarily consisted of current tax expense of RMB100.5 million offset by a deferred tax income of RMB16.4 million. The decrease was primarily due to a decrease of taxable income in 2012 from 2011 and significant impairment losses on goodwill and intangible assets in 2011 which was not tax-deductible, offset by an increase of the preferential tax rate enjoyed by two of our subsidiaries from tax exemption to 12.5% starting from 2012.

Income (Loss) from Continuing Operations. As a result of foregoing factors, our income from continuing operations was RMB124.7 million in 2012. In comparison, loss from continuing operations was RMB744.1 million in 2011.

Income from Discontinued Operations. Income from discontinued operations was nil in 2012, as compared to RMB127.6 million in 2011, representing the disposal gain from the sale of Datong.

Net Loss Attributable to the Noncontrolling Interests. We recorded RMB5.8 million net loss attributable to noncontrolling interests in 2012. In comparison, we recorded RMB317.2 million net loss attributable to noncontrolling interests in 2011, primarily due to impairment loss in goodwill and intangible assets incurred by certain affiliated insurance agencies in which we owned majority interests.

Net Income (Loss) Attributable to the Company’s Shareholders. As a result of the foregoing, our net income attributable to our shareholders was RMB130.5 million in 2012, compared to net loss attributable to our shareholders of RMB299.4 million in 2011.

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

	Year Ended December 31,
	2011	2011 to 2012 Percentage Change	2012	2012 to 2013 Percentage Change	2013
	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Net revenues:
Property and casualty	1,032,594	5.6	1,090,205	16.0	1,264,317	208,850
Life	276,402	(1.3)	272,755	(15.6)	230,086	38,007
Claims adjusting	202,003	7.7	217,497	20.1	261,206	43,148
Other	5,676	(0.3)	5,660	(75.0)	1,415	234
Total net revenues	1,516,675	4.6	1,586,117	10.8	1,757,024	290,239
Operating costs and expenses:
Property and casualty	(1,626,472)	(44.0)	(911,330)	25.4	(1,142,677)	(188,757)
Life	(245,571)	8.3	(266,062)	(12.5)	(232,794)	(38,455)
Claims adjusting	(243,072)	(23.2)	(186,694)	25.4	(234,129)	(38,675)
Other	(150,333)	3.9	(156,205)	(17.1)	(129,438)	(21,381)
Total operating costs and expenses	(2,265,448)	32.9	(1,520,291)	14.4	(1,739,038)	(287,268)
Income (Loss) from operations:
Property and casualty	(593,878)	130.1	178,875	(32.0)	121,640	20,093
Life	30,831	(78.3)	6,693	(140.5)	(2,708)	(448)
Claims adjusting	(41,069)	175.0	30,803	(12.1)	27,077	4,473
Other	(144,657)	4.1	(150,545)	(15.0)	(128,023)	(21,147)
Total income (loss) from operations	(748,773)	108.8	65,826	(72.7)	17,986	2,971

Year ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues

Net revenues from our property and casualty insurance segment increased by 16.0% from RMB1.1 billion in 2012 to RMB1.3 billion (US$208.9 million) in 2013, primarily resulting from the increases in both commission rates and sales volume.

Net revenues from our life insurance segment decreased by 15.6% from RMB272.8 million in 2012 to RMB230.1 million (US$38.0 million) in 2013, primarily due to shifted focus to the sales of protection insurance products which have lower average premium per policy compared to participating insurance products.

Net revenues from our claims adjusting segment increased by 20.1% from RMB217.5 million in 2012 to RMB261.2 million (US$43.2 million) in 2013. The increase primarily resulted from sales volume growth in the auto-related claims adjustment business.

Net revenues from other services decreased by 75.0% from RMB5.7 million in 2012 to RMB1.4 million (US$0.2 million) in 2013. Other services in 2013 represented IT services provided to an affiliate.

Operating Costs and Expenses

Operating costs and expenses for our property and casualty insurance segment increased by 25.4% from RMB911.3 million in 2012 to RMB1.1 billion (US$188.8 million) in 2013. The significant increase was primarily due to the increase in commissions and fees paid to our property and casualty insurance sales agents, which reflected higher commission rates in the automobile insurance market and higher policy acquisition costs due to increased competition from telemarketing by insurance companies.

Operating costs and expenses for our life insurance segment decreased by 12.5% from RMB266.1 million in 2012 to RMB232.8 million (US$38.5 million) in 2013. The decrease was primarily due to decrease in sales volume.

Operating costs and expenses for our claims adjusting segment increased by 25.4% from RMB186.7 million in 2012 to RMB234.1 million (US$38.7 million) in 2013. The increase was primarily due to increases in sales volume.

Income (loss) from Operations

As a result of the foregoing factors, income from operations for our property and casualty insurance segment decreased by 32.0% from RMB178.9 million in 2012 to RMB121.6 million (US$20.1 million) in 2013.

Income from operations for our life insurance segment significantly decreased by 140.5% from RMB6.7 million in 2012 to an operating loss of RMB2.7 million (US$0.5 million) in 2013.

Income from operations for our claims adjusting segment decreased by 12.1% from RMB30.8 million in 2012 to RMB27.1 million (US$4.5 million) in 2013.

Year ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues

Net revenues from our property and casualty insurance segment increased by 5.6% from RMB1.0 billion in 2011 to RMB1.1 billion in 2012. The increase primarily resulted from a slight rise in property and casualty insurance commission rates in 2012.

Net revenues from our life insurance segment slightly decreased by 1.3% from RMB276.4 million in 2011 to RMB272.8 million in 2012. The decrease was primarily attributable to the decline in the sales of new life insurance policies.

Net revenues from our claims adjusting segment increased by 7.7% from RMB202.0 million in 2011 to RMB217.5 million in 2012. The increase primarily resulted from (i) increased productivity of claims adjustors; and (ii) enhanced cooperation with the property and casualty segment which referred claims adjusting business to our claims adjusting firms.

Net revenues from other services decreased by 0.3% from RMB5.7 in 2011 to RMB5.7 million in 2012. Other services in 2012 represented IT services provided to an affiliate.

Operating Costs and Expenses

Operating costs and expenses for our property and casualty insurance segment decreased by 44.0% from RMB1.6 billion in 2011 to RMB911.3 million in 2012. The significant decrease was primarily due to the recognition of an impairment loss of RMB992.7 million and nil in 2011 and 2012, respectively, offset by increase in commissions and fees paid to our property and casualty insurance sales agents, which reflected higher commission rates in the automobile insurance market and higher policy acquisition costs due to increased competition from telemarketing by insurance companies.

Operating costs and expenses for our life insurance segment increased by 8.3% from RMB245.6 million in 2011 to RMB266.1 million  in 2012. The increase was primarily due to increase in commissions and fees paid to sales agents and other operational cost such as rental expenses.

Operating costs and expenses for our claims adjusting segment decreased by 23.2% from RMB243.1 million in 2011 to RMB186.7 million in 2012. The decrease was primarily due to the recognition of an impairment loss RMB63.2 million and nil in 2011 and 2012, respectively, offset by an increase in commissions and fees paid to claims adjustors and related services costs, which was in line with the increase in revenues.

Income (loss) from Operations

As a result of the foregoing factors, income from operations for our property and casualty insurance segment increased by 130.1% from an operating loss of RMB593.9 million in 2011 to an operating income of RMB178.9 million in 2012.

Income from operations for our life insurance segment significantly decreased by 78.3% from RMB30.8 million in 2011 to RMB6.7 million in 2012.

Income from operations for our claims adjusting segment is RMB30.8 million in 2012, compared to an operating loss of RMB41.1 million in 2011.

Inflation

Inflation in China has impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China changed by 5.4% and 2.6% and 2.6% in 2011, 2012, and 2013 respectively. Our operating costs and expenses, such as sales agent and employee compensation and office operating expenses, increased significantly as a result of higher inflation in 2012 and 2013. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation significantly reduced the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China. If high inflation persists in China in the future, our operational results may continue to be significantly affected.

Foreign Currency

The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB6.0537 per U.S. dollar in December 2013. The fluctuation of the exchange rate between the RMB and U.S. dollar and HK dollar resulted in foreign currency translation loss of RMB7.0 million (US$1.1 million) in 2013, when we translated our financial assets from U.S. dollar and HK dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities. As of December 31, 2013, we had RMB2.3 billion (US$378.1 million) in cash. Our cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to fund acquisitions, construction of a nationwide operating platform, development of an e-commerce platform, establishment of sales outlets, working capital requirements, purchases of automobiles and office equipment, office renovation and rental deposits. Although we consolidate the results of our PRC affiliated entities, we do not have direct access to their cash and cash equivalents or future earnings. But we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we receive quarterly fees from some of these affiliated entities in exchange for certain consulting and other services provided by us. See “Item 4. Information on the Company—C. Organizational Structure.” We expect to require cash to fund our ongoing business needs, particularly the further expansion of our distribution and service network, expansion into the financial services business and development of an e-commerce insurance platform.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	491,400	157,808	185,945	30,716
Net cash (used in) generated from investing activities	(46,023)	234,914	(419,308)	(69,264)
Net cash (used in) generated from financing activities	(129,810)	(86,696)	3,350	553
Net increase (decrease) in cash and cash equivalents	315,567	306,026	(230,013)	(37,995)
Cash and cash equivalents at the beginning of the year	1,924,884	2,222,160	2,525,618	417,202
Cash and cash equivalents at the end of the year	2,222,160	2,525,618	2,288,623	378,054

Operating Activities

Net cash generated from operating activities amounted to RMB185.9 million (US$30.7 million) for the year ended December 31, 2013, primarily attributable to (i) a net income of RMB100.0 million (US$16.5 million); (ii) RMB45.3 million (US$7.5 million) of share-based compensation cost which decreased from 2012 mainly because options granted to employees in March 2012 were recognized on an accelerated basis, (iii) RMB31.3 million (US$5.2 million) of depreciation of fixed assets which increased significantly from 2012 due to the purchase of more fixed assets for our e-commerce operations in late 2012 and (iv) RMB13.7 million (US$2.3 million) of amortization of acquired intangible assets, which were included in net income but did not affect cash flow during the period, offset by (i) share of income of affiliates amounting to RMB20.6 million (US$3.4 million), which increased significantly from 2012 mainly due to strong financial results generated from CFSG, and was also included in net income but did not have cash flow effect during the period; and (ii) an increase of RMB12.5 million (US$2.1 million) in accounts receivable, which negatively affected operating cash flow, primarily as a result of more bonuses due from insurance companies not yet collected as of December 31, 2013.

Net cash generated from operating activities amounted to RMB157.8 million for the year ended December 31, 2012, primarily attributable to (i) a net income of RMB124.7 million; and (ii) RMB66.9 million of share-based compensation cost, RMB26.3 million of depreciation of fixed assets and RMB15.3 million of amortization of acquired intangible assets, which were included in net income but did not affect cash flow during the period, offset by (i) share of income of affiliates amounting to RMB14.7 million, which was also included in net income but did not have cash flow effect during the period; and (ii) an increase of RMB34.4 million in accounts receivable, which negatively affected operating cash flow, primarily as a result of more bonuses due from insurance companies not yet collected as of December 31, 2012.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2013 was RMB419.3 million (US$69.3 million), primarily attributable to (i) purchases of short term investments in financial products of RMB283.9 million (US$46.9 million), (ii) payment for the purchase of office equipment of RMB36.1 million (US$6.0 million), (iii) increase in other receivables of RMB67.7 million (US$11.2 million), mainly representing an increase in loans to Jintaiping, and (iv) advance made to related parties of RMB62.3 million (US$10.3 million), of which mainly made to CFSG.Net cash generated from investing activities for the year ended December 31, 2012 was RMB234.9 million, primarily attributable to (i) net repayment of RMB205.9 million from an affiliate, Sincere Fame, during the year, (ii) proceeds from disposal of short term investments of RMB71.1 million, and (iii) return of contingent consideration related to prior acquisition of RMB12.5 million, offset by purchases of short term investments and office equipment of RMB40.6 million and RMB11.6 million, respectively.

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

Financing Activities

Net cash generated from  financing activities was RMB3.4 million (US$0.6 million) for the year ended December 31, 2013, attributable to capital injection from noncontrolling interests of RMB3.4 million (US$0.6 million).

Net cash used in financing activities was RMB86.7 million for the year ended December 31, 2012, primarily attributable to (i) payment of RMB90.5 million for acquisitions of noncontrolling interests in subsidiaries; and (ii) a share repurchase amounting to RMB9.2 million, partially offset by capital injection from noncontrolling interests of RMB12.7 million.

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

Capital Expenditures

We incurred capital expenditures of RMB20.9 million, RMB41.5 million and RMB6.3 million (US$1.0 million) for the years ended December 31, 2011, 2012 and 2013, respectively. Our capital expenditures have been used primarily to construct our operating platform including our Core Business System and ERP-based financial and accounting system, construct our e-commerce insurance platform and to purchase automobiles and office equipment for newly established insurance intermediary companies. We estimate that our capital expenditures will increase in the following two or three years as we further expand our distribution and service network, and construct our e-commerce insurance platform. We anticipate funding our future capital expenditures primarily with net cash flows from financing and operating activities.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China and our consolidated affiliated entities, Yihe Investment, Xinbao Investment and their subsidiaries. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries and consulting and service fees paid by the subsidiaries of CNinsure Group Company, Yihe Investment and Xinbao Investment. As of December 31, 2013, the total amount of service fees payable to our wholly owned subsidiaries from our consolidated affiliated entities was nil. If our subsidiaries or any consolidated affiliated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of EIT on dividend derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividend distributed by such foreign-invested enterprises. As of December 31, 2013, our restricted net asset was RMB1.9 billion (US$315.1 million), including RMB135.7 million (US$22.4 million) restricted net assets of our consolidated affiliated entities. This amount is composed of the registered equity of our PRC subsidiaries and consolidated affiliated entities and the statutory reserves described above.

We conduct part of our operations through our consolidated affiliated entities. In the years ended December 31, 2011, 2012 and 2013, aggregate revenues derived from our consolidated affiliated entities contributed 91.9%, 23.6% and 7.2%, respectively, of our total consolidated net revenues, based on our corporate structure as of the end of each year. Our operations that are not conducted through contractual arrangements with our consolidated affiliated entities primarily consist of our insurance agency, brokerage and claims adjusting businesses. As of December 31, 2012 and 2013, our consolidated affiliated entities accounted for an aggregate of 5.4% and 3.2%, respectively, of our consolidated total assets. The assets that are not associated with our consolidated affiliated entities primarily consists of cash and cash equivalents, restricted cash, short term investments, accounts receivable, insurance premium receivables, other receivables, deferred tax assets, amounts due from related parties, other current assets, property, plant and equipment, goodwill, intangible assets, deferred tax assets, investments in affiliates and other non-current assets. As of December 31, 2012 and 2013, our consolidated affiliated entities accounted for an aggregate of 23.6% and 10.7%, respectively, of our consolidated current liabilities. Our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn partially depend upon earnings of our consolidated affiliated entities transferred to our subsidiaries in the form of payments under the technology consulting and services agreements. As of December 31, 2013, the total amount of service fees payable to our wholly owned subsidiaries from our consolidated affiliated entities was nil. As of December 31, 2013, we had aggregate undistributed earnings of approximately RMB618.9 million (US$102.2 million) that were available for distribution, including RMB39.1 million (US$6.5 million) undistributed earnings of our consolidated affiliated entities. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)

Operating lease obligations	51,728	20,665	25,726	5,337	—
Purchase obligations	—	—	—	—	—
Total	51,728	20,665	25,726	5,337	—

Not included in the table above are uncertain tax liabilities of RMB50.7 million (US$8.4 million). As we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, such liabilities are excluded from the contractual obligations table above.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2013.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chunlin Wang	44	Chief Executive Officer
Qiuping Lai	60	President and Director
Peng Ge	43	Chief Financial Officer
Yinan Hu	48	Chairman
Xiaojun Shang	41	Director
Yunxiang Tang	68	Independent Director
Stephen Markscheid	60	Independent Director
Allen Warren Lueth	45	Independent Director
Mengbo Yin	58	Independent Director

Mr. Chunlin Wang has been our chief executive officer since October 2011. From April 2011 to October 2011, he was our chief operating officer. From January 2007 to October 2011, he was vice president and head of the property and casualty insurance unit of our company. From 2003 to January 2007, he served as assistant to our chairman. From 2002 to 2005, he served as the general manager of Guangdong Nanfeng, one of our first affiliated insurance intermediaries in the PRC. From 1998 to 2002, Mr. Wang served as a branch manager at Guangzhou Nanyun Car Rental Services Co., Ltd. and later Guangdong Nanfeng Automobile Association Co., Ltd., our predecessors. Mr. Wang received his bachelor’s degree in law from Central-Southern University of Politics and Law in China.

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

Mr. Yunxiang Tang, a senior economist, has been our independent director since May 2012. Mr. Tang served as general manager of the People's Insurance Company (Group) of China Limited, or the PICC and chairman of the Board of Directors of PICC P&C, PICC Asset Management Company Limited, PICC Life Insurance Company Limited and PICC Health Insurance Company Limited from 2000 to 2007. He was the president of Insurance Association of China from 2001 to 2003 and vice chairman of the CIRC from 1998 to 2000. Prior to that, he served in different senior leadership roles in the financial regulatory authorities, including assistant governor of the PBOC, head of the PBOC Guangdong Branch and chief of State Administration of Foreign Exchange, Guangdong Branch.

Mr. Stephen Markscheid has been our independent director since August 2007. Mr. Markscheid is currently a member of the board of directors and a member of the audit committee, compensation committee and/or nomination committee of Jinko Solar, Inc., China Integrated Energy, Inc., China Ming Yang Wind Group Limited and China Cast Education Corporation, all of which are public companies listed in U.S. He is currently the chief executive officer of Synergenz BioScience, Inc., a genomics company based in Hong Kong. Prior to that, Mr. Markscheid was the chief executive officer of HuaMei Capital Company, Inc., a Sino-U.S. investment advisory firm from 2006 to 2007. From 1998 to 2006, Mr. Markscheid served as senior vice president for global risk for GE Healthcare Financial Services and director of business development of GE Capital. Prior to joining GE, Mr. Markscheid worked as case leader for the Boston Consulting Group throughout Asia from 1994 to 1997. Prior to that, Mr. Markscheid had been a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. Mr. Markscheid received his bachelor’s degree in East Asian studies from Princeton University, a master’s degree in international affairs and economics from the School of Advanced International Studies at Johns Hopkins University, and an MBA degree from Columbia University.

Mr. Allen Lueth has been our independent director since August 2007. Mr. Lueth is currently a member of the board of director, the renumeration committee and the audit committee of Greatview Aseptic Packaging Company Limited, a company listed in Hong Kong. Since December 2010, he has been the head of finance of Cardinal Health China, one of the world’s leading pharmaceutical distributors, which acquired Zuellig Pharma China in November 2010. Prior to that, he was the vice president of finance and strategy of Zuellig Pharma China, a private company focused on pharmaceutical distribution, and was its chief financial officer from 2005 to February 2009. Mr. Lueth worked for GE Capital from 1998 to 2004 in a variety of roles, including chief financial officer and chief executive officer for the Taiwan operations, and the representative for China. Earlier, he served with Coopers & Lybrand as an auditor. Mr. Lueth obtained his certificate as a certified public accountant in 1991 and a certified management accountant in 1994. Mr. Lueth received his bachelor of science in accounting degree from the University of Minnesota and an MBA degree from the J.L. Kellogg School of Management.

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

In 2013, the aggregate cash compensation, including reimbursement of expenses, to our executive officers was approximately RMB2.3 million (US$0.4 million), and the aggregate cash compensation to our directors that are not executive directors was approximately RMB2.1 million (US$0.3 million).

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

On November 21, 2008, our board of directors approved the grant of options to purchase an aggregate of 32,000,000 ordinary shares to various directors, officers and employees pursuant to the 2007 share incentive plan (“2008 Option”). The exercise price of these options is US$0.28 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). The options are scheduled to vest over a four-year period starting from March 31, 2010, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. As of December 31, 2013, in connection with the 2008 Option, options to purchase 2,553,440 ordinary shares had been exercised and options to purchase 1,142,480 ordinary shares were forfeited due to a cessation of the option holders’ employment.

On March 9, 2009, our board of directors voted to grant options to purchase an aggregate of 10,000,000 ordinary shares to employees under the amended and restated 2007 share incentive plan (“2009 Option”). The exercise price of these options is US$0.34 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). These options are scheduled to vest over a four-year period starting from March 31, 2010, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. As of December 31, 2013, in connection with the 2008 Option, option to purchase 1,240,480 ordinary shares had been exercised, and options to purchase 1,540,820 ordinary shares were forfeited due to a cessation of the option holders’ employment.

On February 8, 2010, our board of directors approved the grant of options to purchase an aggregate of 48,000,000 ordinary shares to various directors, officers and employees pursuant to the amended and restated 2007 Share Incentive Plan. The exercise price of these options is US$0.84 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). These options were scheduled to vest over a four-year period starting from March 31, 2011, subject to the achievement of certain key performance indicators by the option holders and their continued employment with the Company. No option had been exercised. Options to purchase 20,328,116 ordinary shares were forfeited due to a cessation of the option holders’ employment and failure to fulfill certain key performance indicators by certain option holders during 2011. Options to purchase an aggregate of 27,671,884 ordinary shares, which represented all the remaining options granted on February 8, 2010, were cancelled in November 2011.

On April 28, 2011, our board of directors approved the grant of options to purchase an aggregate of 28,400,000 ordinary shares to certain directors, officers and employees pursuant to the amended and restated 2007 Share Incentive Plan (“2011 Option”). The exercise price of these options is US$0.73 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to one ADS ratio). These options were scheduled to vest over a four-year period starting from March 31, 2012, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. No option had been exercised. Options to purchase 11,425,400 ordinary shares were forfeited due to a cessation of the option holders’ employment and failure to fulfill certain key performance indicators by certain option holders during 2011. In connection with the 2011 Option, options to purchase an aggregate of 16,974,600 ordinary shares, which represented all the remaining options granted on February 8, 2010, were cancelled in November 2011.

On March 12, 2012, pursuant to the amended and restated 2007 Share Incentive Plan, our board of directors approved the grant of options to certain directors, officers, key employees and sales agents to purchase an aggregate of 93,445,000 ordinary shares at an exercise price of US$0.30 per ordinary share and to two independent directors who are residents of the United States an aggregate of 3,200,000 ordinary shares at an exercise price of US$0.31 per ordinary share (“2012 Option”). These options are scheduled to vest over a five-year period starting from May 31, 2012, subject to the achievement of certain key performance indicators by certain option holders and all option holders' continued employment with us. As of the effective date of the option grant, outstanding and exercised options have reached 136,874,658, which is the maximum number of ordinary shares reserved for issuance under the 2007 Share Incentive Plan. As of December 31, 2013, none of the 2012 Option had been exercised. Options to purchase 930,334 ordinary shares were forfeited due to a cessation of the option holders’ employment.

In December, 2013, the board of directors approved an option modification to extend the expiration dates of the outstanding 2008 Options and 2009 Options to December 31, 2017.

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

As of March 15, 2014, options to purchase 131,129,192 ordinary shares of CNinsure were outstanding. The following table summarizes, as of March 15, 2014, the outstanding options that we granted to our directors and executive officers and to other individuals as a group.

Name	Options Outstanding	Exercise Price (Per Ordinary Share)	Grant Date	Expiration Date
Chunlin Wang	4,000,000	US$0.3000	March 12, 2012	March 12, 2022
	2,050,000	US$0.2780	November 21, 2008	December 31, 2017
Qiuping Lai	4,000,000	US$0.3000	March 12, 2012	March 12, 2022
	3,400,000	US$0.2780	November 21, 2008	December 31, 2017
Peng Ge	4,000,000	US$0.3000	March 12, 2012	March 12, 2022
	3,350,000	US$0.2780	November 21, 2008	December 31, 2017
Yinan Hu	4,000,000	US$0.3000	March 12, 2012	March 12, 2022
	4,500,000	US$0.2780	November 21, 2008	December 31, 2017
Xiaojun Shang	—	—	—	—
Yunxiang Tang	800,000	US$0.3000	March 12, 2012	March 12, 2022
Stephen Markscheid	1,600,000	US$0.3135	March 12, 2012	March 12, 2022
	600,000	US$0.2780	November 21, 2008	December 31, 2017
Allen Warren Lueth	1,600,000	US$0.3135	March 12, 2012	March 12, 2022
	600,000	US$0.2780	November 21, 2008	December 31, 2017
Mengbo Yin	1,600,000	US$0.3000	March 12, 2012	March 12, 2022
	400,000	US$0.2780	November 21, 2008	December 31, 2017
Other individuals as a group	73,552,381	US$0.3000	March 12, 2012	March 12, 2022
	7,143,800	US$0.3360	March 9, 2009	December 31, 2017
	13,280,380	US$0.2780	November 21, 2008	December 31, 2017
	652,631(1)	RMB2.3214	February 3, 2007	February 1, 2017
______________________
  (1)     Remaining unexercised options held by Mr. David Tang, our former Chief Financial Officer.

On March 29, 2012, the shareholders of InsCom Holdings, a subsidiary in which we hold 65.1% equity interests, adopted a share incentive plan, under which a maximum number of 202,400,000 ordinary shares of InsCom Holdings can be granted as options, equal to 20% of the total number of ordinary shares outstanding of InsCom Holdings as at March 28, 2012.

On April 2, 2012, InsCom Holdings granted options to purchase 36,515,586 ordinary shares of InsCom Holdings to certain property and casualty insurance sales agents and options to purchase 24,492,750 ordinary shares of InsCom Holdings to certain employees of InsCom Holdings and the headquarter at an exercise price of RMB1.00 per ordinary share (“InsCom Option)”. Pursuant to the option agreements entered into between InsCom Holdings and the option grantees, the options are scheduled to vest over a two-year period from 2012 to 2013. The number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued services. The expiration dates for options granted to agents and employees are December 31, 2014 and June 30, 2017, respectively.

On June 24, 2013, InsCom Holdings granted stock options to purchase 5,914,312 of its ordinary shares to certain sales agents and 14,744,000 of its ordinary shares to the employees of InsCom Holdings and its affiliates and the headquarter at an exercise price of RMB1.2 per ordinary share (the "2013 InsCom Options"). Pursuant to the option agreements entered into between InsCom Holdings and the option grantees, the options are scheduled to vest over a two-year period from 2013 to 2014. The number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued services. The expiration dates for options granted to agents and employees are December 31, 2014 and June 30, 2018, respectively.

In December, 2013, the chairman of InsCom Holdings approved an option modification to extend the expiration dates of all InsCom options for one year and revised the exercise price of the options to RMB0.025 per ordinary share, the fair value as of the modification date.

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

In compliance with Rule 5605 of the Nasdaq Listing Rules, a majority of our directors and all of the committee members of our board of directors are independent directors. During 2013, our board of directors met in person or passed resolutions by unanimous written consent six times. In addition, our independent directors held executive sessions without the presence of non-independent directors or members of management twice during 2013. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

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

In 2013, our audit committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2013, our compensation committee held meetings or passed resolutions by unanimous written consent three times.

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

In 2013, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent three times.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time. In certain limited circumstances, it may be possible for our shareholders to bring a derivative action on behalf of our company if a duty owed by the directors to our company is breached.

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

Employees, Sales Agents and Training

We had 4,147, 4,108 and 4,288 employees as of December 31, 2011, 2012 and 2013, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees by function as of December 31, 2013:

	Number of Employees	% of Total
Management and administrative staff	2,340	54.6
Financial and accounting staff	337	7.8
Sales and marketing staff	167	3.9
Professional claims adjustors	1,362	31.8
Information technology staff	82	1.9
Total	4,288	100

As of December 31, 2011, 2012 and 2013, we had contractual relationships with 46,026, 46,795 and 51,416 sales agents, respectively. The sales agents are not our employees and are only compensated by commissions. For the sale of each property and casualty insurance policy or life insurance policy with a single premium payment schedule, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each life insurance policy with a periodic premium payment schedule, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period.

Our life insurance sales agents are typically organized into sales teams with a multilevel hierarchy, though we are reducing this hierarchy to only two layers in certain cities. A life insurance sales agent not only receives a commission for the insurance policies that he or she sells, but also a smaller commission for insurance policies sold by agents under his or her management.

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

The following table sets forth information with respect to the beneficial ownership of our shares, as of March 15, 2014, by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

As of March 15, 2014, there were 998,861,526 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned(1) (2)
	Number	%
Directors and Executive Officers:
Chunlin Wang(3)	7,293,020	0.7
Qiuping Lai(4)	30,121,200	3.0
Peng Ge(5)	12,389,340	1.2
Yinan Hu(6)	199,368,110	19.8
Xiaojun Shang	—	—
Yunxiang Tang	*	*
Stephen Markscheid	*	*
Allen Warren Lueth	*	*
Mengbo Yin	*	*
All Directors and Executive Officers as a Group(7)	253,171,670	24.8

Principal Shareholders:
Sea Synergy Limited (8)	183,198,110	18.3
CDH Inservice Limited(9)	165,765,260	16.6
S. Donald Sussman(10)	68,487,280	6.9
Norges Bank (the Central Bank of Norway)(11)	78,300,000	7.8
FMR LLC(12)	63,901,180	6.4
_______________________
*	Less than 0.5% of our total outstanding ordinary shares.

†
Except for Ms. Shang and independent directors, the business address of our directors and executive officers is c/o 22/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China.

(1)
The number of shares beneficially owned by each director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after March 15, 2014.

(2)
Percentage of beneficial ownership of each director and executive officer is based on 998,861,526 ordinary shares outstanding as of March 15, 2014, and the number of ordinary shares underlying options held by such person that have vested or will vest within 60 days after March 15, 2014.

(3)
Mr. Chunlin Wang holds approximately 32.7% of the total outstanding shares of Better Rise Investments. Better Rise Investments owns approximately 30.6% of Kingsford Resources. Kingsford Resources holds 23,883,560 ordinary shares and 12,320,000 ordinary shares in the form of ADSs of our company. Therefore, Mr. Chunlin Wang may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 2,403,320 ordinary shares and 1,23,700 ordinary shares in the form of ADSs of our company. 3,650,000 ordinary shares held by Mr. Chunlin Wang are issuable upon exercise of options within 60 days after March 15, 2014. Mr. Wang disclaims direct beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest through Better Rise Investment therein.

(4)
Includes 16,572,440 ordinary shares, 8,548,760 ordinary shares in the form of ADSs of our Company and 5,000,000 ordinary shares issuable upon exercise of options within 60 days after March 15, 2014 held by Mr. Lai who is the sole shareholder of High Rank Investments Limited, or High Rank Investments. High Rank Investments holds approximately 69.4% of the total outstanding shares of Kingsford Resources. Mr. Lai disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(5)
Mr. Ge holds approximately 67.3% of the total outstanding shares of Better Rise Investments. Therefore, Mr. Ge may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 4,907,800 ordinary shares and 2,531,540 ordinary shares in the form of ADSs of our company. 4,950,000 ordinary shares held by Mr. Ge are issuable upon exercise of options within 60 days after March 15, 2014. Mr. Ge disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(6)
Includes 10,070,000 ordinary shares in the form of ADSs of our Company acquired by Mr. Hu on the open market, 6,100,00 ordinary shares issuable upon exercise of options within 60 days after March 15, 2014 held by Mr. Hu. and 183,198,110 ordinary shares of our Company directly held by Sea Synergy Limited, or Sea Synergy. Mr. Hu and his wife hold approximately 98.6% and 1.4%, respectively, of the total outstanding shares of Sea Synergy. Mr. Hu disclaims beneficial ownership of all of our shares held by Sea Synergy except to the extent of his pecuniary interest therein. 54,959,433 of the ordinary shares beneficially owned by Mr. Hu through Sea Synergy have been pledged under a loan from an individual entered into in November 2012 for a term of two year.

(7)
Includes ordinary shares beneficially owned by all of our directors and executive officers as a group and ordinary shares underlying all options held by such persons that have vested or will vest within 60 days after March 15, 2014.

(8)
Includes 183,198,110 ordinary shares of our Company directly held by Sea Synergy. Mr. Hu and his wife hold approximately 98.6% and 1.4%, respectively, of the total outstanding shares of Sea Synergy. The registered address of Sea Synergy is P.O.Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(9)
Includes 91,600,000 ordinary shares and 74,165,260 ordinary shares in the form of ADSs of our Company held by CDH Inservice, a British Virgin Islands company. All of the issued and outstanding shares of CDH Inservice are owned by CDH China Growth Capital Fund II, L.P., or CDH Fund II, a Cayman Islands exempted limited partnership. CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 15, 2014. The business address of CDH Inservice is One Temasek Avenue #18-02, Millenia Tower, Singapore 039192.

(10)
As reported on Schedule 13D/A filed by Cathay Capital Holdings II, L.P., or Cathay Capital, on January 8, 2013, the number includes (1) 21,511,600 ordinary shares in the form of ADS of our Company directly held by Mr. Sussman, (2) 271,320 ordinary shares in the form of ADS of our Company held by a grantor retained annuity trust, of which Mr. Sussman is a co-trustee, acquired through transfers of ordinary shares from Mr. Sussman to the grantor retained annuity trust, (3) 4,292,420 ordinary shares in the form of ADSs of our Company held by Caremi Partners Ltd., of which Mr. Sussman is the sole shareholder, (4) 10,013,120 ordinary shares in the form of ADS of our Company directly held collectively by Paloma Partners LLC, or Paloma Partners, and Paloma International Limited, or Paloma Limited. Mr. Sussman is Chairman and founder of Paloma Partners Management Company, or PPMC, and co-owns PPMC with certain of its senior employees. PPMC is the special member of Paloma Partners, provides advisory and non-advisory services to Paloma Limited and Paloma Partners based on a services agreement, (5) 32,294,420 ordinary shares of in the form of ADS of our Company directly held by Cathay Capital. Mr. Sussman is the co-owner of Cathay Master GP, Ltd., the general partner of Cathay Capital. He is also the owner of New China Capital Management, LP, the investment manager for Cathay Capital, and (6) 104,400 ordinary shares in the form of ADS of our Company directly held by Cathay Investment Fund, Limited, or CIF. Mr. Sussman directly and/or indirectly owns 50% of New China Investment Management, Inc., the investment manager for CIF. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 15, 2014. The business address of Mr. Sussman is 6100 Red Hook Quarters, Suite C1-C6 St. Thomas, United Virgin Islands 00802-1348.

(11)
Represents 78,300,000 ordinary shares in the form of ADSs of our Company held by Norges Bank, as reported on Schedule 13G/A filed by Norges Bank on February 7, 2013. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 15, 2014. The address of Norges Bank is Bankplassen 2, PO Box 1179 Sentrum, NO 0107 Oslo, Norway.

(12)
Represents 63,901,180 ordinary shares in the form of ADSs of our Company held by FMR LLC, as reported on Schedule 13G/A filed by FMR LLC on February 14, 2014. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 15, 2014. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210, USA.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 15, 2014, J.P. Morgan Chase Bank, N.A., or J.P. Morgan, the depositary for our ADS program, is our only record holder in the United States, holding approximately 70.1% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Amounts Due from an Affiliate and its Subsidiaries

We agreed to grant a revolving loan with a maximum amount of US$50.0 million (equivalent to RMB318.0 million as per the agreement) to Sincere Fame, and its subsidiaries, pursuant to a facility letter, or the Facility entered in October 2011. The facility is valid for two years and was renewed for another two years in October 2013. On January 1, 2012, we and Sincere Fame further entered into a supplemental loan agreement, which established the legal rights to offset the interests and amounts receivable and payable between us and Sincere Fame, and all subsidiaries of us and Sincere Fame. As of December 31, 2013, the amounts due from Sincere Fame and its subsidiaries represented RMB126.6 million (US$20.9 million) principal receivable, RMB16.3 million (US$2.7 million) interest receivable, and RMB1.5 million (US$0.2 million) accounts receivable. These amounts are unsecured and bear interest at 7.3%.

Revenues and Other Income from Affiliates

We distributed certain wealth management products supplied by one of our affiliates on a referral basis. Commission revenues that we received from this affiliate were RMB13.1 million during the year ended December 31, 2013.

One of our subsidiaries provided IT services to an affiliate and charged RMB1.5 million during the year ended December 31, 2013.

We charged affiliates interest of RMB6.8 million for loans receivable during the year ended December 31, 2013.

Equity Interest Held on Behalf of an Affiliate

One of our subsidiaries held a 30% equity interest of Beijing Fanhua Micro-credit Company Limited, a subsidiary of Sincere Fame, on behalf of Shenzhen Fanhua United Investment Group, which is also a subsidiary of Sincere Fame.

Contractual Arrangements with Yihe Investment, Xinbao Investment, Their Shareholders and Their Subsidiaries

Historically, PRC laws and regulations have restricted foreign investment in and ownership of insurance agencies and brokerages. Accordingly, we conduct small part of our operations in China through contractual arrangements among our PRC subsidiaries, two affiliated entities in China, Yihe Investment and Xinbao Investment, their shareholders and their subsidiaries. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

On August 13, 2012, the lead plaintiffs filed an amended complaint. We (which is the only defendant that has been served so far) filed a motion to dismiss the amended complaint on October 1, 2012. On November 28, 2012, lead plaintiffs filed a brief in opposition to the motion to dismiss, and on January 10, 2013, we filed our reply. On June 24, 2013, the Court denied our motion to dismiss, except that it summarily dismissed the claim under Section 20(a) of the Exchange Act against the individual defendants. The litigation thus proceeded to discovery.

On March 19, 2014, we signed a settlement agreement with the plaintiff, to settle the lawsuit at US$6.6 million (approximately RMB40.1 million), to be paid as consideration for full and complete settlement of all the released claims, within thirty calendar days after the entry of an order granting preliminary approval of the settlement. On April 7, 2014, the United States District Court for the Southern District of New York preliminarily approved the settlement and scheduled a hearing on July 9, 2014 to determine whether such settlement should be granted final approval. On April 23, 2013, we and the individual defendants executed an agreement with XL Insurance Company PLC (Singapore Branch), or XL Insurance, in which, inter alia, XL Insurance agreed to pay the settlement amount of US$6.6 million pursuant to the Directors and Officers and Company Reimbursement Insurance policy purchased by us, and the parties exchanged certain releases.

        Accordingly, we have recorded a contingent liability in the amount of US$6.6 million (RMB40.1 million) and other receivable in the amount of US$6.6 million (RMB40.1 million) on the consolidated balance sheets. The retention fee to be paid by us under the insurance policy has been partially settled as legal expenses during the past fiscal years with the remaining RMB3.1 million (US$0.5 million) recorded as other payables and accrued expenses as of December 31, 2013.

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

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

	Sales Price
	High	Low
	US$	US$
Annual High and Low
2009	24.74	6.26
2010	28.62	15.33
2011	20.88	5.28
2012	9.02	5.00
2013	7.00	4.75

Quarterly Highs and Lows
First Quarter of 2012	9.02	5.90
Second Quarter of 2012	7.80	5.23
Third Quarter of 2012	7.00	5.00
Fourth Quarter of 2012	8.29	5.28
First Quarter of 2013	7.00	5.73
Second Quarter of 2013	6.77	5.99
Third Quarter of 2013	6.31	4.75
Fourth Quarter of 2013	6.10	4.85

Monthly Highs and Lows
October 2013	5.35	4.85
November 2013	5.60	4.86
December 2013	6.10	4.86
January 2014	6.50	5.50
February 2014	6.35	5.54
March 2014	9.44	5.85
April 2014 (through April 25)	7.94	6.13

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The following are summaries of material provisions of our amended and restated memorandum and articles of association, including certain amendments adopted by our shareholders at the annual general meeting of shareholders held on December 18, 2008, as well as the Companies Law (2013 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The registered office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Redemption and Repurchase of Shares. Subject to the provisions of the Companies Law and our articles of association, we may issue shares on terms that they are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as our board of directors may determine before the issue of such shares. We also may purchase our own shares, provided that our shareholders have approved the manner of purchase by ordinary resolution or the manner of purchase is in accordance with that specified in our articles of association.  The manner of purchase specified in our articles of association, which cover purchases of shares listed on an internationally recognized stock exchange and shares not so listed, is in accordance with Section 37(2) of the Companies Law or any modification or reenactment thereof for the time being in force. Pursuant to Companies Law (2013 Revision) as amended, upon the repurchase, redemption or surrender of shares, instead of cancelling them the board of directors can determine whether or not cancel those shares or hold them as treasury shares pending cancellation, transfer or sale. The company must obtain authorization to hold such shares as treasury shares either in accordance with the procedures set out in the company’s articles of association or (if there are none) by a board resolution before being repurchased, redeemed or surrendered in accordance with the usual rules and articles.

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

Under the EIT Law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the new law, “de facto management bodies” are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. On April 22, 2009, SAT, issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, the SAT issued a bulletin on July 27, 2011 providing more guidance on the implementation of Circular 82 and clarifies matters such as resident status determination. Substantially all of our management are currently based in China, and may remain in China in the future. If we were treated as a “resident enterprise” for PRC tax purposes, we would be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, but dividends received by us from our PRC subsidiaries may be exempt from the income tax.

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

U.S. Federal Income Taxation

The following discussion describes material U.S. federal income tax consequences to U.S. Holders (as defined below) of an investment in our ADSs or ordinary shares under current law. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	entities subject to the United States anti-inversion rules;

•	regulated investment companies or real estate investment trusts;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	Persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2013. A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations and raise in any offering. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may affect our status a PFIC. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares (as we believe we were for 2013), we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.

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

If we are treated as a PFIC with respect to you for any taxable year (as we believe we were for 2013), to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs directly or indirectly owned by us in the proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs and ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is likely that one or more of our subsidiaries were PFICs for the taxable year ended December 31, 2013. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require.  If we are a PFIC (as we believe we were for 2013), you should consult your tax advisors regarding any reporting requirements that may apply to you.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2013 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE ELECTIONS DISCUSSED ABOVE.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed above, the gross amount of any distributions we make to you with respect to our ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will generally be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be reported as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends generally will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided certain conditions are satisfied, including (1) our ADSs or ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Based on U.S. Treasury guidance, we expect the ADSs will be considered readily tradable on an established securities market in the United States for purposes of clause (1) above so long as they remain listed on the Nasdaq Global Select Market. If we are deemed to be a “resident enterprise” under PRC tax law (see “Item 10. Additional Information—E. Taxation—PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. As discussed above in “―Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ending December 31, 2013, and there is a significant risk that we will be a PFIC for future taxable years. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

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

Taxation of Disposition of the ADSs or Ordinary Shares

You will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share, subject to the passive foreign investment company rules discussed above. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates on capital gains. The deductibility of capital losses is subject to limitations.

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

For a list of our subsidiaries as of March 15, 2014, see Exhibit 8.1 to this annual report.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of December 31, 2013, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately more than 26.9% appreciation of the RMB against the U.S. dollar over the following eight years. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$4.0 million and HK dollar-denominated financial assets amounting to HK$2.3 million as of December 31, 2013. A 10% appreciation of the RMB against the U.S. dollar and HK dollar would have resulted in a decrease of RMB2.6 million (US$0.4 million) in the value of our U.S. dollar-denominated and HK dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

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
(a)	Depositing or substituting the underlying shares
Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of:
● Share distributions, stock split, rights, merger
● Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the Deposited Securities
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
● Other services performed by the depositary in administering the ADRs
● Provide information about the depositary’s right, if any, to collect fees and charges by offsetting them against dividends received and deposited securities

US$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing Holders or by deducting such charge from one or more cash dividends or other cash distributions

(g)	Expenses of the depositary
Expenses incurred on behalf of Holders in connection with
● Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
● The depositary's or its custodian's compliance with applicable law, rule or regulation
● Stock transfer or other taxes and other governmental charges
● Cable, telex, facsimile transmission/delivery
● Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)
● Any other charge payable by depositary or its agents
Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions

D.4.           Payment from the Depositary

Direct Payments

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the program. For the years ended December 31, 2012 and 2013, the depositary reimbursed US$0.5 million and US$0.2 million, respectively. For the year ended December 31, 2012 and 2013, the depositary reimbursement has been deducted US$0.2 million and US$0.1 million withholding income tax, respectively. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders. The table below sets forth the types of expenses that J.P. Morgan has agreed to reimburse and the amounts reimbursed for the year ended December 31, 2012 and 2013.

	For the Year Ended December 31,
	2012	2013
	(in thousands of US$)
Investor relations(1)	81.4	50.6
Directors and officers liability insurance	357.0	122.8
Legal fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	6.8	0.9
Listing fees	26.3	—
Others	26.0	21.8
	497.5	196.1
__________________
(1)	Includes expenses in relation with roadshows, press release distribution, maintenance of investor relations website and printing.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D.  Material Modifications to the Rights of Security Holders

None.

E.      Use of Proceeds

On July 14, 2010, we completed a follow-on public offering of 4,600,000 ADSs, each representing 20 ordinary shares. The ordinary shares underlying the ADSs offered and sold were registered pursuant to our automatic shelf registration statement on Form F-3 (File No. 333-168009) filed with the SEC on July 7, 2010. Morgan Stanley and BofA Merrill Lynch acted as joint bookrunners of this offering. We received net proceeds of approximately US$109.7 million. As of December 31, 2013, we used the net proceeds as follows:

•	approximately US$13.1 million to fund development of an e-commerce insurance platform;

•	approximately US$42.9 million to fund acquisitions; and

•	approximately US$1.3 million to fund development of wealth management business.

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

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2013, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CNinsure Inc.:

We have audited the internal control over financial reporting of CNinsure Inc., its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2013 of the Group, and our report dated April 29, 2014 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
April 29, 2014

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants, our independent registered public accounting firm, for the periods indicated.

	For the Year Ended December 31,
	2012	2013
	(in thousands of US$)
Audit fees(1)	1,680	1,770.9
Audit-related fees(2)	—	—
Tax fees(3)	—	28.1
_____________________
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

In November 6, 2012, our board of directors approved a share repurchase program, or the 2012 Share Repurchase Program, pursuant to which we were authorized to repurchase up to $30 million of our ordinary shares represented by ADSs by May 6, 2013. We repurchased 193,165 ADSs for an aggregate price of approximately US$1.5 million on the open market in the fourth quarter of 2012.

In the fourth quarter of 2012, Mr. Yinan Hu, chairman of our board of directors, had repurchased 503,500 ADSs for an aggregate price of approximately US$3.8 million on the open market.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

NASDAQ Stock Market Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2009, 2010, 2011, 2012 and 2013. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S.domestic companies under NASDAQ Stock Market Rules.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of CNinsure Inc. and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No.333-146605), as amended, initially filed with the Commission on October 10, 2007)

1.2
Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 18, 2008 (incorporated by reference to Exhibit 99.2 of our report on Form 6-K furnished to the Commission on December 22, 2008)

2.1
Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our F-1 registration statement (File No.333-146605), as amended, initially filed with the Commission on October 10, 2007)

2.2
Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No.333-146605), as amended, initially filed with the Commission on October 10, 2007)

2.3
Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our F-1 registration statement (File No.333-146605), as amended, initially filed with the Commission on October 10, 2007

4.1	2007 Share Incentive Plan (as amended and restated effective December 18, 2008) (incorporated by reference to Exhibit 99.3 of our report on Form 6-K furnished to the Commission on December 22, 2008)
4.2
Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No.333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.3
Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No.333-146605), as amended, initially filed with the Commission on October 10, 2007)

Exhibit Number	Description of Document
4.4
Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F filed with the Commission on May 15, 2009)

4.5
English translation of Form of Loan Agreement between Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (previously known as Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.) and each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) (incorporated by reference to Exhibit 10.6 of our F-1 registration statement (File No.333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.6
English translation of Form of Equity Pledge Agreement among Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) and Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) (incorporated by reference to Exhibit 10.7 of our F-1 registration statement (File No.333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.7
English translation of Form of Power of Attorney issued by each shareholder of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 10.8 of our F-1 registration statement (File No.333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.8
English translation of Form of Exclusive Purchase Option Agreement among Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.), and Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) (incorporated by reference to Exhibit 10.9 of our F-1 registration statement (File No.333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.9
English translation of Form of Employment Agreement between an acquired company and its founder (incorporated by reference to Exhibit 10.13 of our F-1 registration statement (File No.333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.10
English translation of Form of Credit and Liability Transfer Agreement among a former shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.), Mr. Peng Ge and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F filed with the Commission on May 15, 2009)

4.11
Put Option Agreement dated October 29, 2010 among Hu Yinan, Apollo & Muse Holding Limited, Wang Strategic Capital Partners (II) Limited and Harbor Pacific Capital Partners I, LP (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.12*	English translation of Loan Agreement dated April 18, 2011 between Ying Si Kang Information Technology (Shenzhen) Co., Ltd. and Chunlin Wang
4.13*	English translation of Equity Pledge Agreement dated April 18, 2011 between Ying Si Kang Information Technology (Shenzhen) Co., Ltd., Chunlin Wang and Shenzhen Xinbao Investment Management Co., Ltd.
4.14*
English translation of Exclusive Purchase Option Agreement dated April 18, 2011 among Ying Si Kang Information Technology (Shenzhen) Co., Ltd., Chunlin Wang and Shenzhen Xinbao Investment Management Co., Ltd.

4.15*	English translation of Power of Attorney dated April 18, 2011 of Chunlin Wang

Exhibit Number	Description of Document
4.16*
English translation of Supplementary Agreement dated March 6, 2013 entered into among Ying Si Kang Information Technology (Shenzhen) Co., Ltd., Chunlin Wang and Shenzhen Xinbao Investment Management Co., Ltd.

4.17*	English translation of Loan Agreement dated April 18, 2011 between Ying Si Kang Information Technology (Shenzhen) Co., Ltd. and Yuan Tian
4.18*	English translation of Equity Pledge Agreement dated April 18, 2011 between Ying Si Kang Information Technology (Shenzhen) Co., Ltd., Yuan Tian and Shenzhen Xinbao Investment Management Co., Ltd.
4.19*
English translation of Exclusive Purchase Option Agreement dated April 18, 2011 among Ying Si Kang Information Technology (Shenzhen) Co., Ltd., Yuan Tian and Shenzhen Xinbao Investment Management Co., Ltd.

4.20*	English translation of Power of Attorney dated April 18, 2011 of Yuan Tian
4.21*
English translation of Supplementary Agreement dated March 6, 2013 entered into among Ying Si Kang Information Technology (Shenzhen) Co., Ltd., Yuan Tian and Shenzhen Xinbao Investment Management Co., Ltd.

4.22
Subscription and Share Purchase Agreement relating to InsCom Holdings Limited dated October 29, 2010 among InsCom Holding Limited, InsCom Group Limited, InsCom HK Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited, Wang Strategic Capital Partners (II) Limited, Harbour Pacific Capital Partners I, LP  (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.23
Deed of Adherence relating to InsCom Holdings Limited dated October 29, 2010 among InsCom Holdings Limited, InsCom Group Limited, InsCom HK Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited, CISG Holdings Ltd., Wang Strategic Capital Partners (II) Limited, Harbor Pacific Capital Partners I, LP  (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.24
Supplemental Subscription and Share Purchase and Shareholders Agreement relating to InsCom Holdings Limited dated April 27, 2011 among InsCom HK Limited, InsCom Group Limited, InsCom Holdings Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited, CISG Holdings Ltd. and Subscription and Shares Purchase and Shareholders Agreement dated July 29, 2010 among the same parties (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.25
Second Supplemental Subscription and Share Purchase and Shareholders Agreement relating to InsCom Holding Limited dated April 1, 2012 among InsCom HK Limited, InsCom Group Limited, InsCom Holding Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited and CISG Holdings Ltd. (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F filed with the Commission on April 24, 2013)

4.26
English translation of Form of Consulting and Service Agreement made with Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.27
English translation of Form of Consulting and Service Agreement made with Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

Exhibit Number	Description of Document
4.28
English translation of Form of IT Platform Service Agreement made with Litian Zhuoyue Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.37 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

8.1*	Subsidiaries and Consolidated Affiliated Entities of the Registrant
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No.333-146605), as amended, initially filed with the Commission on October 10, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder
15.2*	Consent of Global Law Office
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants
101***
Financial information from Registrant for the year ended December 31, 2013 formatted in eXtensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2012 and 2013; (ii) Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for the Years Ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Shareholder’s Equity for the Years Ended December 31, 2011, 2012 and 2013; (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2012 and 2013; (v) Notes to Consolidated Financial Statements; and (vi) Schedule 1—Condensed Financial Statements of CNinsure Inc.

___________________
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
***	The amounts in the financial statements, “Notes to the Consolidated Financial Statements” and “Schedule 1—Condensed Financial Statements” of the Interactive Data Files are in thousands, except for shares and per share data. XBRL-related documents are not deemed filed for purposes of section 11 of the Securities Act, or section 18 of the Exchange Act, or otherwise subject to the liabilities of these sections; are not part of any registration statement to which they relate; are not deemed incorporated by reference; are subject to all other liability and anti-fraud provisions of these Act; and are deemed filed for purposes of Item 103 of Regulation S-T.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNINSURE INC.

	By:	/s/ Chunlin Wang
Name: Chunlin Wang Title: Chief Executive Officer
Date: April 29, 2014

CNINSURE INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNinsure Inc.:

We have audited the accompanying consolidated balance sheets of CNinsure Inc. (the "Company"), its subsidiaries and variable interest entities (the "Group") as of December 31, 2012 and 2013, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also include the financial statement schedule included in schedule 1. These consolidated financial statements and the financial statement schedule are the responsibilities of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNinsure Inc., its subsidiaries and variable interest entities as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 29, 2014

CNINSURE INC.

Consolidated Balance Sheets
(In thousands, except for shares and per share data)

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,525,618	2,288,623	378,054
Restricted cash	10,871	11,100	1,834
Short term investments	600	253,900	41,941
Accounts receivable, net of allowance for doubtful accounts of RMB9,903and RMB12,655 (US$2,090) as of December 31, 2012 and 2013, respectively(Note 2(e))	196,244	199,482	32,952
Insurance premium receivables	10	57	9
Other receivables (Note 5)	86,565	254,776	42,086
Deferred tax assets (Note 12)	4,942	4,858	802
Amounts due from related parties (Note 16)	151,785	144,371	23,848
Other current assets	17,265	20,634	3,409
Total current assets	2,993,900	3,177,801	524,935
Non-current assets:
Property, plant and equipment, net (Note 6)	94,921	69,562	11,491
Goodwill (Note 7)	78,553	78,553	12,976
Intangible assets, net (Note 2(g))	42,780	29,115	4,809
Deferred tax assets (Note 12)	3,967	3,382	559
Investment in affiliates(Note 8)	168,620	189,241	31,260
Other non-current assets	18,048	13,076	2,160
Total non-current assets	406,889	382,929	63,255
Total assets	3,400,789	3,560,730	588,190

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Balance Sheets—(Continued)
(In thousands, except for shares and per share data)

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to CNinsure Inc. of RMB30,689 and RMB10,282 (US$1,699) as of December 31, 2012 and 2013, respectively)	98,124	92,324	15,251
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB202 and RMB223 (US$37) as of December 31, 2012 and 2013, respectively)	2,941	4,066	672
Other payables and accrued expenses (including other payables and accrued expenses of the consolidated VIEs without recourse to CNinsure Inc. of RMB35,000 and RMB21,129 (US$3,490) as of December 31, 2012 and 2013, respectively) (Note 10)	116,124	147,954	24,440
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB4,382and RMB2,172(US$359) as of December 31, 2012 and 2013, respectively)	42,317	39,089	6,457
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to CNinsure Inc. of RMB2,037 and RMB2,603 (US$430) as of December 31, 2012 and 2013, respectively)	56,003	55,992	9,249
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to CNinsure Inc. of RMB3,030 and nil as of December 31, 2012 and 2013, respectively) (Note 15)	3,030	—	—
Total current liabilities	318,539	339,425	56,069

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Balance Sheets—(Continued)
(In thousands, except for shares and per share data)

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities (Note 12)	47,589	50,735	8,381
Deferred tax liabilities (Note 12)	26,754	23,808	3,933
Total non-current liabilities	74,343	74,543	12,314
Total liabilities	392,882	413,968	68,383

Commitments and contingencies (Note 17)

Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 998,861,526 and998,861,526 as of December 31, 2012 and 2013, respectively) (Note 13)	7,624	7,624	1,259
Additional paid-in capital	2,284,906	2,329,962	384,882
Statutory reserves	178,440	182,740	30,186
Retained earnings	527,542	618,885	102,233
Accumulated other comprehensive loss	(104,132)	(111,114)	(18,355)
Total CNinsure Inc. shareholders’ equity	2,894,380	3,028,097	500,205
Noncontrolling interests	113,527	118,665	19,602
Total equity	3,007,907	3,146,762	519,807
Total liabilities and equity	3,400,789	3,560,730	588,190

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net revenues:
Commissions and fees	1,510,886	1,580,234	1,755,545	289,995
Other service fees	5,789	5,883	1,479	244
Total net revenues	1,516,675	1,586,117	1,757,024	290,239
Operating costs and expenses:
Commissions and fees	(796,843)	(1,085,809)	(1,293,372)	(213,650)
Selling expenses	(77,802)	(78,449)	(96,461)	(15,934)
General and administrative expenses*	(333,281)	(356,033)	(349,205)	(57,684)
Impairment loss on goodwill and intangible assets	(1,057,522)	—	—	—
Total operating costs and expenses	(2,265,448)	(1,520,291)	(1,739,038)	(287,268)
Income (loss) from operations	(748,773)	65,826	17,986	2,971
Other income, net:
Investment income	—	—	8,886	1,468
Interest income	52,031	90,323	84,250	13,917
Finance cost	—	(2,439)	—	—
Other, net	22,436	6,742	(4,601)	(760)
Income (loss) from continuing operations before income taxes and income of affiliates and discontinued operations	(674,306)	160,452	106,521	17,596
Income tax expense	(84,030)	(50,373)	(27,158)	(4,486)
Share of income of affiliates	14,246	14,658	20,621	3,406
Net income (loss) from continuing operations	(744,090)	124,737	99,984	16,516
Net income from discontinued operations, net of tax	127,553	—	—	—
Net income (loss)	(616,537)	124,737	99,984	16,516
Less: Net (loss) income attributable to the noncontrolling interests	(317,163)	(5,773)	4,341	717
Net income (loss)attributable to the CNinsure Inc’s shareholders	(299,374)	130,510	95,643	15,799

* Including share-based compensation expenses of RMB57,003, RMB66,878 and RMB 45,317 (US$7,485), for the years ended December 31, 2011, 2012 and 2013, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)-Continued
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net income(loss) per share:
Basic:
Net income (loss) from continuing operations	(0.43)	0.13	0.10	0.02
Net income from discontinued operations	0.13	—	—	—
Net income (loss)	(0.30)	0.13	0.10	0.02
Diluted:
Net income (loss) from continuing operations	(0.43)	0.13	0.10	0.02
Net income from discontinued operations	0.13	—	—	—
Net income (loss)	(0.30)	0.13	0.10	0.02

Net income (loss) per American Depositary Shares ("ADS"):
Basic:
Net income (loss) from continuing operations	(8.51)	2.60	1.92	0.32
Net income from discontinued operations	2.54	—	—	—
Net income (loss)	(5.97)	2.60	1.92	0.32
Diluted:
Net income (loss) from continuing operations	(8.51)	2.60	1.91	0.32
Net income from discontinued operations	2.54	—	—	—
Net income (loss)	(5.97)	2.60	1.91	0.32

Shares used in calculating net income (loss) per share:
Basic	1,002,810,673	1,002,308,275	998,861,526	998,861,526
Diluted	1,002,810,673	1,005,301,969	1,000,570,018	1,000,570,018

Net income (loss)	(616,537)	124,737	99,984	16,516
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(18,291)	(2,481)	(6,982)	(1,153)
Comprehensive income (loss)	(634,828)	122,256	93,002	15,363
Less: Comprehensive loss attributable to the noncontrolling interests	(317,163)	(5,773)	4,341	717
Comprehensive income (loss) attributable to the CNinsure Inc’s shareholders	(317,665)	128,029	88,661	14,646

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Shareholder’s Equity
(In thousands, except for shares and per share data)

	Share Capital
	Number of Share	Amounts	Additional Paid-in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
January 1, 2011	1,002,977,326	7,649	2,261,849	136,681	738,165	(83,360)	456,079	3,517,063
Net loss	—	—	—	—	(299,374)	—	(317,163)	(616,537)
Foreign currency translation	—	—	—	—	—	(18,291)	—	(18,291)
Exercise of share options	2,670,340	17	5,288	—	—	—	—	5,305
Repurchase of ordinary shares	(3,106,220)	(20)	(13,702)	—	—	—	—	(13,722)
Share-based compensation	—	—	57,003	—	—	—	—	57,003
Provision for statutory reserves	—	—	—	34,004	(34,004)	—	—	—
Capital injection by noncontrolling interest	—	—	—	—	—	—	6,937	6,937
Acquisition of additional shares in a subsidiary	—	—	(37,858)	—	—	—	(4,778)	(42,636)
Disposal of subsidiaries	—	—	—	(3,538)	3,538	—	(16,127)	(16,127)
Balance as of December 31, 2011	1,002,541,446	7,646	2,272,580	167,147	408,325	(101,651)	124,948	2,878,995
Net income	—	—	—	—	130,510	—	(5,773)	124,737
Foreign currency translation	—	—	—	—	—	(2,481)	—	(2,481)
Exercise of share options	183,380	1	347	—	—	—	—	348
Repurchase of ordinary shares	(3,863,300)	(23)	(9,221)	—	—	—	—	(9,244)
Share-based compensation	—	—	66,878	—	—	—	—	66,878
Provision for statutory reserves	—	—	—	11,293	(11,293)	—	—	—
Capital injection by noncontrolling interest	—	—	—	—	—	—	12,655	12,655
Acquisition of additional interests in a subsidiary	—	—	(45,678)	—	—	—	(16,570)	(62,248)
Disposal of subsidiaries	—	—	—	—	—	—	(1,733)	(1,733)
Balance as of December 31, 2012	998,861,526	7,624	2,284,906	178,440	527,542	(104,132)	113,527	3,007,907

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Shareholder’s Equity —(Continued)
(In thousands, except for shares and per share data)

	Share Capital
	Number of Share	Amounts	Additional Paid-in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income	—	—	—	—	95,643	—	4,341	99,984
Foreign currency translation	—	—	—	—	—	(6,982)	—	(6,982)
Share-based compensation	—	—	45,317	—	—	—	—	45,317
Provision for statutory reserves	—	—	—	4,300	(4,300)	—	—	—
Capital injection by noncontrolling interest	—	—	—	—	—	—	3,350	3,350
Disposal of subsidiaries	—	—	(261)	—	—	—	(2,553)	(2,814)
Balance as of December 31, 2013	998,861,526	7,624	2,329,962	182,740	618,885	(111,114)	118,665	3,146,762
Balance as of December 31, 2013 in US$		1,259	384,882	30,186	102,233	(18,355)	19,602	519,807

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income (loss)	(616,537)	124,737	99,984	16,516
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation	27,370	26,349	31,253	5,163
Amortization of acquired intangible assets	26,454	15,285	13,665	2,257
Impairment loss on goodwill and intangible assets	1,057,522	—	—	—
Allowance for doubtful receivables	3,572	4,523	5,303	876
Compensation expenses associated with stock options	57,003	66,878	45,317	7,485
Loss (gain) on disposal of property, plant and equipment	542	3,662	(17)	(2)
Net income from discontinued operations	(127,553)	—
Investment income	—	—	(2,700)	(446)
Finance cost	—	2,439	—	—
Write down of dividend receivables	—	—	7,561	1,249
Share of income of affiliates	(14,246)	(14,658)	(20,621)	(3,406)
Changes in fair value of contingent assets	(12,500)	(4,500)	—	—
Deferred taxes	(16,431)	(3,000)	(3,404)	(562)
Changes in operating assets and liabilities:
Accounts receivable	8,819	(34,404)	(12,496)	(2,064)
Insurance premium receivables	99	(6)	(47)	(8)
Other receivables	(33,646)	(12,834)	16,710	2,760
Increase in amounts due from related parties	—	—	4,500	743
Other current assets	515	(4,273)	(3,886)	(642)
Other non-current assets	—	(1,400)	1,400	231
Accounts payable	33,686	(8,460)	(5,643)	(932)
Insurance premium payables	1,348	258	1,124	186
Other payables and accrued expenses	65,125	180	7,215	1,192
Accrued payroll	6,406	7,413	(2,412)	(398)
Income taxes payable	15,484	(14,384)	(9)	(2)
Other tax liabilities	8,368	4,003	3,148	520
Net cash generated from operating activities	491,400	157,808	185,945	30,716
Cash flows from investing activities:
Purchase of short term investments	(70,492)	(40,600)	(283,900)	(46,897)
Proceeds from disposal of short term investments	39,262	71,080	32,291	5,334

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Cash Flows—(Continued)
(In thousands)

	Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Purchase of non-current assets	(1,450)	(1,948)	—	—
Return of investment in non-current assets	—	1,300	—	—
Addition in investment in affiliates	(600)	—	—	—
Purchase of property, plant and equipment	(20,859)	(11,624)	(36,181)	(5,976)
Purchase of intangible assets	(758)	—	—	—
Proceeds from disposal of property and equipment	793	584	249	41
Increase in other receivables	—	(3,400)	(67,706)	(11,184)
Acquisition of subsidiaries, net of cash acquired of RMB208, nil and nil in 2011,2012 and 2013, respectively	(49,996)	—	—	—
Disposal of subsidiaries, net of cash disposed of RMB23,607, RMB80 and RMB2,656 (US$439) in 2011, 2012 and 2013, respectively and transaction cost of RMB3,557 in 2011	390,836	1,967	(1,532)	(253)
Repayments from(advance to) related parties	(331,860)	218,350	(62,300)	(10,291)
Increase in restricted cash	(899)	(795)	(229)	(38)
Net cash (used in) from investing activities	(46,023)	234,914	(419,308)	(69,264)
Cash flows from financing activities:
Payment for contingent consideration	(100,000)	—	—	—
Acquisition of additional interests in subsidiaries	(28,330)	(90,455)	—	—
Increase in capital injection by noncontrolling interests	6,937	12,655	3,350	553
Proceeds on exercise of stock options	5,305	348	—	—
Repurchase of ordinary shares	(13,722)	(9,244)	—	—
Net cash from (used in) financing activities	(129,810)	(86,696)	3,350	553
Net increase(decrease) in cash and cash equivalents	315,567	306,026	(230,013)	(37,995)
Cash and cash equivalents at beginning of year	1,924,884	2,222,160	2,525,618	417,202
Effect of exchange rate changes on cash and cash equivalents	(18,291)	(2,568)	(6,982)	(1,153)
Cash and cash equivalents at end of year	2,222,160	2,525,618	2,288,623	378,054
Supplemental disclosure of cash flow information:
Interest paid	—	—	—	—
Income taxes paid	93,913	63,400	27,153	4,485

Supplemental disclosure of non-cash transactions is set out in note 19.

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(1)	Organization and Description of Business

CISG Holdings Ltd ("CISG") was incorporated in the British Virgin Islands ("BVI") on June 8, 2004. CISG undertook a separate restructuring in anticipation of an initial public offering ("IPO") involving CNinsure Inc. (the "Company") that was incorporated in the Cayman Islands on April 10, 2007 as a shell company for listing purpose. On July 31, 2007, prior to its IPO, the Company issued 684,210,526 ordinary shares to the existing shareholders of CISG for exchange of their shares of CISG on a 10,000-for-1 basis and thereafter, became the ultimate holding company of CISG. The Company, its subsidiaries and variable interest entities (the "VIEs") are collectively referred to as the "Group". The Group is principally engaged in the provision of insurance brokerage and agency services, and insurance claims adjusting services, and services for wealth management products in the People’s Republic of China (the "PRC").

Current PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies and brokerages. Accordingly, the Group conducts some of its operations in China through contractual arrangements among its PRC subsidiaries, two PRC affiliated entities and the equity shareholders of these PRC affiliated entities, who are PRC nationals. The contractual arrangements include a series of contracts entered into between the Group’s PRC subsidiaries, the PRC affiliated entities and the equity shareholders of these PRC affiliated entities, including loan agreements, equity pledge agreements, powers of attorney, exclusive purchase option agreements, consulting and service agreements and information technology ("IT") platform service agreements. Through these contractual arrangements, the Group is entitled to: (1) receive service fees from the subsidiaries of these PRC affiliated entities; (2) exercise all of the voting powers of the owners of these PRC affiliated entities; (3) receive dividends declared by these PRC affiliated entities and their subsidiaries; (4) acquire all the equity interests of these PRC affiliated entities and their subsidiaries once PRC laws permit; and (5) exercise its substantive kick out right under the terms of the exclusive purchase option agreement. As the Company is the sole primary beneficiary of these VIEs, the Company consolidates them into its consolidated financial statements (see note 9).

During the year ended December 31, 2011, the Group disposed of the Datong segment as detailed in note 4 and Datong segment is therefore accounted as discontinued operations.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation and Consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").The consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and those VIEs of which the Company is the primary beneficiary, from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation. In addition, the Group consolidates VIEs of which it is deemed to be the primary beneficiary and absorbs all of the expected losses and residual returns of the entity.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Group’s consolidated financial statements included the valuation of deferred tax assets, valuation of goodwill and intangible assets for impairment analysis, allowance for doubtful receivables, fair values of the subsidiaries being transferred within the Group at the dates of transactions, the valuation of non-controlling interests acquired from related parties at acquisition dates, valuation of transfer pricing and fair value of share based compensation. Actual results could differ from those estimates.

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

In its capacity as an insurance agent and broker, the Group collects premiums from certain insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in the consolidated balance sheets, "premiums" are receivables from the insureds. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term, and reports such amounts as restricted cash in the consolidated balance sheets. Also included in the restricted cash is a guarantee deposits required by China Insurance Regulatory Commission ("CIRC") in order to protect insurance premium appropriation by insurance agency of RMB7,930and RMB7,034 as of December 31, 2012 and 2013, respectively.

(d)	Short Term Investment

Short term investments are mainly available-for-sale investments in debt securities that do not have a quoted market price in an active market.  They are measured at costs which approximate their fair values in the consolidated balance sheets. The Group benchmark the costs against fair values of comparable investments as of balance sheet date, and categorized all fair value measures of short term investments as level 2 of the fair value hierarchy. No impairment loss on short term investments was identified for each of the years ended December 31, 2012 and 2013.

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

Accounts receivable, net is analyzed as follows:

	As of December 31,
	2012	2013
	RMB	RMB
Accounts receivable	206,147	212,137
Allowance for doubtful accounts	(9,903)	(12,655)
Accounts receivable, net	196,244	199,482

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The following table summarizes the movement of the Group's allowance for doubtful accounts:

	2011	2012	2013
	RMB	RMB	RMB
Balance at the beginning of the year	5,790	9,348	9,903
Provision for doubtful accounts	3,572	4,523	5,303
Write-offs	(14)	(3,968)	(2,551)
Balance at the ending of the year	9,348	9,903	12,655

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

Property, plant and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

	Estimated useful life (Years)			Estimated residual value
Building		36			0%
Office equipment, furniture and fixtures	3	-	5	0%	-	3%
Motor vehicles	5	-	10	0%	-	3%
Leasehold improvements		5			0%

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation recognized in the consolidated statement of income (loss) and comprehensive income (loss):

	2011	2012	2013
	RMB	RMB	RMB
Commission and fees under operating costs	6,776	3,585	4,988
Selling expenses	1,937	1,880	1,636
General and administrative expenses	17,472	20,884	24,629
Net income from discontinued operations	1,185	—	—
Depreciation for the year	27,370	26,349	31,253

(g)	Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group operated in three reporting units for the year ended December 31, 2011, 2012 and 2013. The goodwill impairment review is a two-step process. Step 1 consists of a comparison of the fair value of a reporting unit with its carrying amount. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, step 2 requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded equal to the excess of the carrying amount over the implied fair value.

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

In 2011, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value – step 1 of the two-step impairment test. The fair values of all reporting units were estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of the reporting unit, life insurance ("Life"), exceeded its carrying amount and, therefore, step 2 of the two-step goodwill impairment test was unnecessary. However, it was determined that the fair values of reporting units, property and casualty insurance services ("P&C") and insurance claims adjusting services ("Claims Adjusting"), were less than their carrying amount and, therefore step 2 of the goodwill impairment test was performed to measure the amount of impairment for the reporting units, P&C and Claims Adjusting. For the step 2 goodwill impairment test, implied fair value of the goodwill of the reporting units, P&C and Claims Adjusting are determined by assigning the fair value of the reporting unit used in step 1 to all assets and liabilities of that reporting unit as if the report unit has been acquired in business combination. The implied fair value of goodwill is compared with the carrying amount of goodwill to determine whether the goodwill is impaired and impairment loss is recognized. The fair value has been determined using cash flow projections based on financial budgets approved by management covering a five-year period, and discount rate of 22%, 25% and 27% for P&C, Life and Claims Adjusting, respectively. Cash flows beyond the 5-year period are extrapolated using a steady 3% growth rate. Other key assumptions relate to the estimation of cash inflows/outflows which include budgeted revenue and gross margin, such estimations are based on the unit’s past performance and management’s expectations for the market development. As a result, a goodwill impairment loss of RMB1,000,705 was recorded for the year ended December 31, 2011 in relation to the P&C and Claims Adjusting reporting units.

In 2012 and 2013, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value which is the step one of the two-step impairment test. The fair value of all reporting units was estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step 2of the two-step goodwill impairment test was unnecessary. The management concluded that goodwill was not impaired as of December 31, 2012 and 2013.

Identifiable intangibles assets are required to be determined separately from goodwill based on their fair values. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. Intangible assets with a finite economic life are carried at cost less accumulated amortization. Amortization for identifiable intangibles assets of customer relationship is computed using the accelerated method, while amortization for other identifiable intangibles assets is computed using the straight-line method over the intangible assets' economic lives. Intangible assets with indefinite economic lives are not amortized but carried at cost less any subsequent accumulated impairment losses. If an intangible asset that is not being amortized is subsequently determined to have a finite economic life, it will be tested for impairment and then amortized prospectively over its estimated remaining economic life and accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite economic lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Separately identifiable intangible assets consist of brand name, trade name, customer relationship, non-compete agreement, agency agreement and license, and software and system.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The intangible assets, net consisted of the following:

				As of December 31, 2012
	Useful life (Years)			Cost	Accumulated amortization	Accumulated Impairment loss	Net carrying values
				RMB	RMB	RMB	RMB
Brand name		Indefinite		24,091	—	(20,384)	3,707
Trade name	9.4	to	10	8,898	(1,984)	—	6,914
Customer relationship	4.6	to	9.8	54,706	(33,684)	(5,760)	15,262
Non-compete agreement	3	to	6.25	68,215	(27,080)	(34,692)	6,443
Agency agreement and license	4.6	to	9.8	16,004	(8,222)	(581)	7,201
Software and system	5	to	10	5,740	(2,487)	—	3,253
				177,654	(73,457)	(61,417)	42,780

				As of December 31, 2013
	Useful life (Years)			Cost	Accumulated amortization	Accumulated Impairment loss	Net carrying values
				RMB	RMB	RMB	RMB
Brand name		Indefinite		24,091	—	(20,384)	3,707
Trade name	9.4	to	10	8,898	(2,925)	—	5,973
Customer relationship	4.6	to	9.8	54,706	(39,738)	(5,760)	9,208
Non-compete agreement	3	to	6.25	68,215	(29,835)	(34,692)	3,688
Agency agreement and license	4.6	to	9.8	16,004	(10,989)	(581)	4,434
Software and system	5	to	10	5,740	(3,635)	—	2,105
				177,654	(87,122)	(61,417)	29,115

Aggregate amortization expenses for intangible assets were RMB26,454, RMB15,285 and RMB13,665 for the years ended December 31, 2011, 2012 and 2013, respectively, of which RMB326, nil and nil were recorded in discontinued operations for the years ended December 31, 2011, 2012 and 2013, respectively.

Impairment of intangible assets with definite lives

The Group evaluates the recoverability of identifiable intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that these assets’ carrying amounts may not be recoverable.  The Group measures the carrying amount of identifiable intangible asset with determinable useful live against the estimated undiscounted future cash flows associated with it.  Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated.  Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.  Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows.  The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated.  These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.  During the years ended December 31, 2011, 2012 and 2013, the Group recognized RMB36,433, nil and nil, respectively, of impairment losses on identifiable intangible assets with determinable useful lives.

Impairment of indefinite-lived intangible assets

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Such impairment test is to compare the fair values of assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values.  The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies.  Significant assumptions are inherent in this process, including estimates of discount rates or market price.  Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.  Market prices are based on potential purchase quote from third party, if any.  During the years ended December 31, 2011, 2012 and 2013, the Group recognized RMB20,384, nil and nil, respectively, of impairment losses on its indefinite-lived intangible assets.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The estimated amortization expenses for the next five years are: RMB13,057 in 2014, RMB8,262 in 2015, RMB941 in 2016, RMB941 in 2017 and RMB941 in 2018, and an aggregate amount of RMB1,266 in years thereafter.

(h)	Other Receivables and Other Current Assets

Other receivables and other current assets mainly consist of receivables from third parties, advances, deposits, interest receivables, value-added tax recoverable and prepaid expenses.

(i)	Investment in Affiliates

Investments in affiliates are accounted for using the equity method. The Group does not control the affiliates but exerts significant influence over them.

(j)	Other Non-current Assets

Other non-current assets represent investments in equity security of private companies which the group owes equity interest of less than 20%, over which the Group exerts no significant influence and are measured initially at cost.  As of December 31, 2012, the other non-current assets also include dividend receivable from Datong of RMB7,561, recorded at amortized cost after discounting with the effective interest rate. As of December 31, 2013, dividend receivable from Datong of RMB7,561 was fully impaired.

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

Cancellation and modification

A cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost shall be recognized at the cancellation date.

A modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. The incremental compensation of a modification is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. Total recognized compensation cost for an equity award shall at least equal the fair value of the award at the grant date unless at the date of the modification the performance or service conditions of the original award are not expected to be satisfied.

The Group uses the Black-Scholes or the Binominal option-pricing model to determine the fair value of stock options. Determining the value of share-based compensation expense in future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. The Group estimates the forfeitures of the shares based on past employee retention rates and its expectations of future retention rates, and prospectively revises the forfeiture rates based on actual history. The share compensation charges may change based on changes to the actual forfeitures. The actual share-based compensation expenses may be materially different from the current expectations.

Share-based compensation expenses of RMB57,003, RMB66,878 and RMB45,317 for the years ended December 31, 2011, 2012 and 2013, respectively, were included in the general and administrative expenses.

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

The Group’s revenue is derived principally from the provision of insurance brokerage, agency, claims adjusting services and wealth management products. The Group recognizes revenue when all of the following have occurred: persuasive evidence of an agreement with the insurance companies or insurance agencies exists, services have been provided, the fees for such services are fixed or determinable and collect ability of the fee is reasonably assured.

Insurance agency and brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has met all the four criteria of revenue recognition when the premiums are collected by the Group or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been recognized as the management of the Group estimates, based on its past experience that the cancellation of policies rarely occurs.  Any subsequent commission adjustments in connection with policy cancellations which have been deminims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.1% and 0.2% of the total commission and fee revenues as of December 31, 2012 and 2013, respectively. For property insurance and life insurance, agency and brokerage companies may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency and brokerage company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded when a performance target is being achieved. Insurance claims adjusting services are considered to be rendered and completed, and revenue is recognized at the time loss adjusting reports are confirmed being received by insurance companies. The Group has met all the four criteria of revenue recognition when the service is provided and the loss adjusting report is accepted by insurance companies. The Group does not accrue any service fee before the receipt of an insurance company’s acknowledgement of receiving the adjusting reports. Any subsequent adjustments in connection with discounts which have been de minims to date are recognized in revenue upon notification from the insurance companies.  Commission revenues earned from distribution of wealth management products are recorded when the products have been sold to customers, at which time the Group has fulfilled all its services obligations.

Other service fees include revenue from the provision of IT services and insurance-related services, such as driver’s license renewal and annual inspection for the insured. Revenue is recognized when the services are rendered.

The Group presents revenue net of sales taxes incurred. The sales taxes amounted to RMB113,447, RMB99,001 and RMB99,931 for the years ended December 31, 2011, 2012 and 2013, respectively, of which RMB4,537 was related to discontinued operations for the years ended December 31, 2011. According to the Announcement on the VAT Reform Pilot Program of the Transportation and Selected Modern Service Sectors issued by the State Tax Bureau in July 2013, the transportation and some selected modern service sectors, including research and development (R&D) and technical services, information technology services, cultural creative services, logistics support services, tangible personal property leasing services, and assurance and consulting service, should pay value-added tax instead of business tax based on a predetermined timetable (hereinafter referred to as the “VAT Reform”), effective September 1, 2012 for entities in Beijing and November 1, 2012 for entities in Guangdong. A total of seven subsidiaries or VIEs in the Group that engage in consulting and information technology services met the VAT Reform requirements, and have started to pay value-added tax since the respectively effective days. Total Value-added taxes paid by the Group during the year ended December 31, 2013 amounted to RMB12,013.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(q)	Contingent Consideration

The Group recognizes all the assets acquired and liabilities assumed in a business combination at the acquisition-date fair values, which will include an estimation of the fair value of contingent consideration payables if any. Subsequent changes in the fair value of contingent consideration payables will be recorded in the consolidated statement of income (loss) and comprehensive income (loss) when incurred. No change in fair value of contingent consideration payable was charged to consolidated statement of income (loss) and comprehensive income (loss) for the years ended December 31, 2011, 2012 and 2013.

The selling shareholders of the acquired entities agreed to return part of considerations to the Group, if certain performance criteria cannot be met. The fair value of such contingent arrangements was charged to consolidated statement of income (loss) and comprehensive income (loss) in the amount ofRMB12,500, RMB4,500 and nil for the years ended December 31, 2011, 2012 and 2013, respectively.

(r)	Fair Value of Financial Instruments.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3-inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Financial instruments primarily consist of cash and cash equivalents, restricted cash, short term investments, accounts receivable, insurance premium receivables, other receivables, accounts payable, other payables, amounts due from (to) related parties and insurance premium payables. The carrying values of these financial instruments, except for short-term investments, approximate their fair values because of their general short maturities.

Measured at fair value on a recurring basis

The Group measured its short-term investments at fair value on a recurring basis as of December 31, 2012 and 2013.

Short-term investments are measured at costs which approximate their fair values in the consolidated balance sheets. The Group benchmarks the costs against fair values of comparable investments as of balance sheet date, and categorized all fair value measures of short term investments as Level 2 of the fair value hierarchy. The fair value of the Company's short-term investments measured at recurring basis was RMB600 and RMB253,900, as of December 31, 2012 and 2013 respectively, all classified as Level 2 with fair value measurement at reporting date using significant other observable inputs.

The Group did not have Level 3 investments as of December 31, 2012 and 2013.

Measured at fair value on a non-recurring basis

Goodwill and intangible assets are measured at fair value on a nonrecurring basis and they are recorded at fair value only when impairment is recognized.

The Group measures certain assets, including the cost method investments, equity method investments and intangible assets, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments and intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc.  An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary, and impairment charge to the intangible assets is recorded when their carrying amounts may not be recoverable.

(s)	Foreign Currencies

The functional currency of the Company is the United States dollar ("USD"). Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of income (loss) and comprehensive income (loss). The Group has chosen the Renminbi ("RMB") as their reporting currency.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The functional currency of the most of the Company’s subsidiaries and VIEs is RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the consolidated statements of income (loss) and comprehensive income (loss).

(t)	Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents. The Group had aggregate amounts of RMB2,484,234 and RMB2,262,712 of cash and cash equivalents denominated in RMB as of December 31, 2012 and 2013, respectively.

(u)	Translation into United States Dollars

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.0537, representing the noon buying rate in the City of New York for cable transfers of RMB on December 31, 2013, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2013, or at any other rate.

(v)	Segment Reporting

The Group distributes a variety of property and casualty, and life insurance products underwritten by domestic and foreign insurance companies operating in the PRC, and provides insurance claims adjusting services as well as other insurance-related services and distribution of wealth management products. For the periods presented, the Group operated three operating segments: (1) property and casualty insurance ("P&C"), (2) life insurance ("Life"), and (3) insurance claims adjusting services ("Claims Adjusting"). Details of these operating segments are described in note 22. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group's chief operating decision maker in deciding how to allocate resources and in assessing performance.

Substantially all revenues are derived in the PRC and all long-lived assets are located in the PRC.

(w)	Earnings per Share ("EPS") or ADS

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

Advertising costs are expensed as incurred. Advertising costs amounted to RMB2,188, RMB5,048 and RMB5,724 for the years ended December 31, 2011, 2012 and 2013, respectively, of which RMB87was related to discontinued operations for the years ended December 31, 2011.

(y)	Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of income (loss) and comprehensive income (loss) over the lease period.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(z)	Accumulated Other Comprehensive Income (Loss)

The Group presents comprehensive income in the consolidated statements of income (loss) and comprehensive income (loss) with net income in a continuous statement.

Accumulated other comprehensive income (loss) represents foreign currency translation adjustments for the period.

(aa)	Recently Issued Accounting Standards

In February 2013, the FASB has issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments in this Accounting Standards Updates ("ASU") should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the scope that exist at the beginning of an entity’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this pronouncement) and should disclose that fact. Early adoption is permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial condition or results from operations.

In March 2013, the FASB has issued an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group is in the process of assessing the impact of adoption of this pronouncement on its consolidated financial condition or results from operations.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.  The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group expects that the adoption of this pronouncement will change the presentation of deferred tax assets and other tax liabilities on its consolidated balance sheets.

(3)	Acquisitions

Acquisitions in 2011

P&C segment

In August, 2011, the Group entered into agreements to acquire100% equity interests in Guangzhou Huajie Insurance Agency Co., Ltd. ("Huajie") and Dongguan Zhongxin Insurance Agency Co., Ltd ("Zhongxin") each at a cash consideration of RMB25,000 totalling RMB50,000. The acquisitions of Huajie and Zhongxin were completed on August 31, 2011. Pursuant to the agreements, the selling shareholders of Huajie and Zhongxin agreed to return part of considerations to the Group, if performance criteria of Huajie and Zhongxin for years 2012 and 2013 cannot be met. The fair value of such contingent arrangements approximates to zero at the acquisition date.

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

The weighted average amortization period of the intangible asset acquired is 4.7 years

The following unaudited pro forma information summarizes the effect of the acquisitions, as if the acquisitions had occurred as of January 1, 2011. This unaudited pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2011, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

Acquisition of Huajie
Year ended December 31, 2011
RMB
(unaudited)
Pro forma net revenues	1,522,665
Pro forma loss from operations	(749,337)
Pro forma net loss	(299,904)
Pro forma net loss per share	(0.30)

The amounts of Huajie’s net revenue and earnings included in the Group’s consolidated income statement from September 1, 2011 to December 31, 2011 are RMB5,364 and RMB365, respectively.

Acquisition of Zhongxin
Year ended December 31, 2011
RMB
(unaudited)
Pro forma net revenues	1,524,763
Pro forma loss from operations	(749,143)
Pro forma net loss	(299,579)
Pro forma net loss per share	(0.30)

The amounts of Zhongxin’s net revenue and earnings included in the Group’s consolidated income statement from September 1, 2011 to December 31, 2011 are RMB8,046 and RMB465, respectively.

(4)	Discontinued Operations

On March 25, 2011, the Company sold its 55% equity interest in Datong to an independent third party at a cash consideration of approximately US$63,690 equal to RMB418,000. In addition, Datong declared a cash dividend of RMB10,000 exclusively to the Company as at March 25, 2011. In 2012, both parties agreed to defer the settlement date for the dividend to December 31, 2014 and no interest will be charged during the period. Accordingly, the dividend receivable of RMB10,000 has been reclassified from other receivables to other non-current assets, and finance cost of RMB2,439 has been recognized in 2012 based on the effective interest rate discounted over the amended settlement period. In late 2013, information became available to the Company that it is probable the dividend receivable has been impaired and the loss amount can be reasonably estimated to be the total amount of the receivable.  As of year ended December 31, 2013, the Company has fully written down the dividend receivable.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The Company recognized a gain on the disposal of Datong of RMB177,949 (net of transaction cost RMB3,557) which has been included in consolidated statement of income (loss) and comprehensive income (loss) as net income from discontinued operations, for the year ended December31, 2011.

Results of the discontinued operations are summarized as follows:

Year ended December 31, 2011
RMB
Net revenues	65,854
Profit before tax	2,062
Gain on the disposal of Datong	177,949
Income tax	(52,458)
Net income from discontinued operations	127,553

Assets and liabilities of the discontinued operation as of the disposal date were summarized as follows:

ASSET:
Current assets:	RMB
Cash and cash equivalents	23,607
Other current assets	107,826
Goodwill and intangible assets, net	201,704
Other non-current assets	21,571
Assets of discontinued operation	354,708

Current liabilities	88,258
Non-current liabilities	3,829
Liabilities of discontinued operation	92,087
Noncontrolling interest	16,127

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(5)	Other Receivables

Other receivables, net are analyzed as follows:

	As of December 31,
	2012	2013
	RMB	RMB
Advances to staff (i)	9,784	9,494
Advances to entrepreneurial agents (ii)	1,959	1,984
Rental deposits	5,893	6,213
Interest income receivables (iii)	51,315	47,273
Value-added tax recoverable (iv)	10,745	1,867
Receivable from third parties(v)	—	141,938
Reimbursement from insurance company (vi)	—	40,106
Other	6,869	5,901
	86,565	254,776

(i)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

(ii)
This represented advances to entrepreneurial agents who provide services to the Group. The advances are used by agents to build business. The advances are unsecured, interest-free and repayable on demand.

(iii)	This represented accrued interest income on bank deposits and interest bearing receivable from third parties as described in (v).

(iv)
As of December 31, 2012 and December 31, 2013, the amount represented value-added tax to be refunded from tax bureau. The amount of value-added tax outstanding as of December 31, 2012 had been refunded during the year 2013, and the amount as of December 31, 2013 had been refunded during the first quarter of year 2014.

(v)
Receivable from third parties mainly included receivables from two third parties: 1) receivable from Guangdong Jintaiping Asset Management Co. Ltd. ( “Jintaiping” ), in which the Group held 19.5% equity interest before December 2013. On December 2, 2013, the Group disposed of its entire equity interest in Jintaiping to Shanghai Puyi Investment Consulting Co. Ltd. ("Shanghai Puyi"), an independent third party at a consideration of RMB7,987. Accordingly, receivable from Jintaiping which was included in amounts due from related parties as of December 31, 2012 was reclassified as other receivables. The loan receivable from Jintaiping is unsecured, repayable on demand and bears annual interest rate at 8%. As of December 31, 2013, the amount due from Jintaiping was RMB130,651; 2) receivable from Shanghai Puyi as a result of the above mentioned equity transfer. As of December 31, 2013, the amount due from Shanghai Puyi was RMB7,987.

(vi)	On April 23, 2014, the company has signed a settlement agreement with an insurance company. Refer to note 17 (iv) for details.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(6)	Property, Plant and Equipment

Property, plant and equipment, net, is comprised of the following:

	As of December 31,
	2012	2013
	RMB	RMB
Building	11,346	11,346
Office equipment, furniture and fixtures	125,294	127,849
Motor vehicles	40,041	40,039
Leasehold improvements	9,073	9,033
Total	185,754	188,267
Less: Accumulated depreciation	(90,833)	(118,705)
Property, plant and equipment, net	94,921	69,562

No impairment for property, plant and equipment was recorded for the years ended December 31, 2011, 2012 and 2013.

(7)	Goodwill

The movements in carrying amount of goodwill by reportable segments are as follows:

	P&C segment	Life segment	Claims Adjusting segment	Datong segment	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	983,007	16,900	38,077	116,389	1,154,373
Addition for acquisitions	41,274	—	—	—	41,274
Addition for contingent considerations	—	—	—	70,000	70,000
Disposal of Datong	—	—	—	(186,389)	(186,389)
Impairment loss	(962,628)	—	(38,077)	—	(1,000,705)
Balance as of January 1, 2012 and 2013	61,653	16,900	—	—	78,553
Impairment loss	—	—	—	—	—
Balance as of December 31, 2012 and 2013	61,653	16,900	—	—	78,553

The gross amount and accumulated impairment losses by segment as of December 31, 2012 and 2013 as follows:

	P&C segment	Life segment	Claims Adjusting segment	Total
	RMB	RMB	RMB	RMB
Goodwill, gross	1,024,281	16,900	38,077	1,079,258
Accumulated impairment loss	(962,628)	—	(38,077)	(1,000,705)
Goodwill, net as of December 31, 2012 and 2013	61,653	16,900	—	78,553

The Group performed the annual impairment analysis as of the balance sheet date. Impairment loss ofRMB1,000,705 (see note 2(g)), nil and nil has been recognized in goodwill for the years ended December 31, 2011, 2012 and 2013, respectively.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(8)	Investment in Affiliates

As of December 31, 2012 and 2013, investments in affiliates represent (i) 40% equity interest in Shanghai Teamhead Automobile Surveyors Co., Ltd. ("Teamhead Automobile") which is a PRC registered company that provides insurance surveyor and loss adjustors services, (ii) 30% equity interest in Jiaxing Baolian Insurance Agency Co., Ltd ("Jiaxing") which is a PRC registered company that distributes property and casualty insurance products and (iii) 20.6% equity interest in Sincere Fame International Limited ("Sincere Fame") which is a BVI company that is a financial services company, primarily engages in the origination and management of small loans made to individuals, loan repackaging transaction, asset management-related services to financial institutions and mortgage agency services to individuals based in Guangzhou, PRC.

During the years ended December 31, 2011, 2012 and 2013, the Group recognized its share of income of affiliates with regard to Teamhead Automobile, Jiaxing and Sincere Fame in the amount of RMB14,246, RMB14,658 and RMB20,621 respectively.

Investment as of December 31, 2012 and 2013 were as follows:
	As of December 31,
	2012	2013
	RMB	RMB
Teamhead Automobile	471	473
Jiaxing	347	192
Sincere Fame	167,802	188,576
Total	168,620	189,241

The summarized financial information of equity method investees is illustrated as below:

	As of December 31,
	2012	2013
	RMB	RMB
Balance sheets
Current assets	970,114	641,314
Non-current assets	243,230	556,067
Current liabilities	721,431	582,734
Non-current liabilities	743	1,057

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Results of operations
Net Revenues	223,089	328,385	365,521
Gross profit	202,755	240,644	295,954
Income from operations	60,571	89,963	139,211
Net profit	49,687	73,869	116,674

(9)	Variable Interest Entities

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

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

In recent years, some rules and regulations governing the insurance intermediary sector in China have begun to encourage foreign investment. The Group has commenced a restructuring which has resulted in obtaining controlling equity ownership in a majority of its affiliated insurance intermediary companies. However, there remains uncertainty regarding the interpretation and implementation of the relevant regulations and the timing of the restructuring process. In addition, restrictions by PRC laws and regulations on foreign investments in and ownership of internet businesses still exists and the Group is still in the process to complete its restructuring plan. Therefore, the Group still conducts part of its operations in China through contractual arrangements among its PRC subsidiaries and consolidated affiliated entities, Sichuan Yihe Investment Co., Ltd. ("Yihe Investment") and Shenzhen Xinbao Investment Management Co., Ltd. ("Xinbao Investment") (collectively referred as the "Two PRC Affiliated Entities") and the equity holders of the Two PRC Affiliated Entities who are PRC nationals. To provide the Company effective control over the Two PRC Affiliated Entities, and the ability to receive substantially all of the economic benefits of the Two PRC Affiliated Entities and their subsidiaries, a series of contractual arrangements were entered amongst CNinsure Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. ("Xinlian Information"), CNinsure Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. ("Zhonglian Enterprise"), Litian Zhuoyue Software (Beijing) Co., Ltd ("Litian") and Ying Si Kang Information Technology (Shenzhen) Co., Ltd. ("Ying Si Kang Information"), which are PRC subsidiaries of the Company, and the Two PRC Affiliated Entities and their direct equity holders, refer to as the "VIE arrangements".

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

Power of attorney

Pursuant to the power of attorney, the nominee equity holders of the Two PRC Affiliated Entities each executed a power of attorney, appointing a person designated by Xinlian Information or Ying Si Kang Information as their attorney-in-fact to vote on their behalf on all matters of the Two PRC Affiliated Entities requiring equity holder approval. If Xinlian Information or Ying Si Kang Information designates the individual shareholders of the Two PRC Affiliated Entities to attend a shareholder’s meeting of the Two PRC Affiliated Entities, the individual shareholder agrees to vote his shares as instructed by Xinlian Information or Ying Si Kang information.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The Articles of Association of the Two PRC Affiliated Entities state that the major rights of the equity holders include the power to review and approve annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the power of attorney arrangement, Xinlian Information and Ying Si Kang Information have the ability to exercise effective control over the Two PRC Affiliated Entities through equity holder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management teams of the Two PRC Affiliated Entities are the same as that of Xinlian Information and Ying Si Kang Information.

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

Agreements that transfer economic benefits to Xinlian Information, Zhonglian Enterprise and Litian

IT platform related service and, consulting service agreements

Pursuant to IT platform service, and consulting service agreements entered into between the Group’s PRC subsidiaries Litian, Xilian Information and Zhonglian Enterprise (collectively referred as the "Three Service Providers") and most of the insurance intermediary subsidiaries of the Two PRC Affiliated Entities, the Three Service Providers agreed to grant rights to use the "CNinsure" brand and provide consulting and training services related to finance, taxation, IT platform and internal control compliance to most of the insurance intermediaries of the Two PRC Affiliated Entities in exchange for fees payable quarterly calculated as a percentage of revenues of each insurance intermediary. Each of these agreements has an initial term of one year from the signing date, which will be automatically renewed for one-year terms unless the Three Service Providers decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary companies only upon gross negligence, fraud, other illegal conduct or bankruptcy, or by the Three Service Providers with 30 days’ notice.

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

In addition to the above agreements, which allow the Group to exercise effective control, have an exclusive option to purchase all or part of the equity interests and receive a substantial portion of the economic benefits from the Two PRC Affiliated Entities and their subsidiaries, the Group have also entered into similar contractual arrangements with the non-controlling interest shareholders of Guangdong Meidiya Investment Co., Ltd. ("Meidiya Investments").As a result of these contractual arrangements, the Company has the right to exercise control over, purchase and receive the economic benefits from all of the equity interests in Mediya Investments that it currently does not hold.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Risks in relation to VIE Arrangement

The Company believes that the contractual arrangements with PRC Affiliated Entities and their subsidiaries and their current shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoking the business and operating licenses of the Group's PRC subsidiaries and VIEs;

•	restricting or prohibiting any related-party transactions among the Group's PRC subsidiaries and VIEs;

•	imposing fines or other requirements with which the Group may not be able to comply;

•	requiring the Group to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting the Group from providing additional funding for its business and operations in China.

  The Company's ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions.  As a result, the Company may not be able to consolidate the VIEs and their subsidiaries in its financial statements as it may lose the ability to exert effective control over the VIEs and their subsidiaries and its shareholders, and it may lose the ability to receive economic benefits from the VIEs and their subsidiaries.

The interests of the shareholders of the PRC Affiliated Entities may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the PRC Affiliated Entities not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the PRC Affiliated Entities will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of PRC Affiliated Entities may encounter in their capacity as beneficial owners and directors of PRC Affiliated Entities, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of PRC Affiliated Entities will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of PRC Affiliated Entities should they act to the detriment of the Company. The Company relies on certain current shareholders of PRC Affiliated Entities, as directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of PRC Affiliated Entities, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The VIEs are principally engaged in the provision of insurance brokerage, agency and claims adjusting services in the PRC.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.  Please refer to Note 21 for disclosure of restricted net assets.

The financial information of the Company’s VIEs and VIEs' subsidiaries as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013, before adjustments for intercompany eliminations, is as follows:

	As of December 31,
	2012	2013
	RMB	RMB
Total assets	185,235	114,232
Total liabilities	169,077	110,133

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Net Revenues	1,394,032	374,529	125,961
Net loss	(245,060)	(4,755)	(3,767)
Net cash generated from (used in) operating activities	73,425	(34,601)	(13,500)
Net cash (used in) generated from investing activities	(80,473)	81,593	12,041
Net cash used in financing activities	(105,903)	(38,305)	—

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

In order to simplify the Group’s corporate structure to enable more effective control over the PRC affiliated subsidiaries, the Group commenced a corporate restructuring onshore and offshore in October 2011.

In August 2011, CISG Holdings Ltd. ("CISG Holdings"), a wholly-owned subsidiary of the Company, acquired Minkfair Insurance Management Limited ("Minkfair"), a Hong Kong incorporated company whose principal business is insurance distribution in Hong Kong, for a total consideration of HK$1,200. Subsequently, CNinsure Holdings Ltd. ("CNinsure Holdings"), a wholly-owned subsidiary of CISG Holdings, issued 1,000 of its shares with par value of US$0.001 to Minkfair.  At the same time, CNinsure Holdings repurchased from CISG Holdings one issued and fully paid ordinary share of par value US$0.001 of CISG Holdings for a total consideration of US$0.001. As a result of these transactions, Minkfair directly owns 100% of the equity interests in CNinsure Holdings.

In February 2012, CNinsure Insurance Sales Service Group Company Limited ("CNinsure Group Company", formerly known as Shenzhen Fanhua Nanfeng Investment Holding Co., Ltd.), subscribed for a share capital of RMB52,500 in Meidiya. As a result, CNinsure Group Company’s shareholdings in Meidiya increased from 20% to 90%, and the equity holders' shareholdings in Meidiya decreased to 10%.

In October 2012, the Group obtained license approval from the CIRC to establish CNinsure Group Company as an insurance sales service group company.

Ying Si Kang Information withdrew all its capital contribution at cost of RMB2,000 in Xinbao Investment in December2012. After the transaction, the two nominee equity shareholders collectively hold 100% equity interests in Xinbao Investment.

On various dates since May 2012, Meidiya and Yihe Investment transferred their equity interests in five of the Group’s affiliated subsidiaries, including CNinsure Lianxing Insurance Sales Co., Ltd. ("CNinsure Lianxing") and CNinsure Times Insurance Sales & Service Co., Ltd., (or CNinsure Times, formerly known as Guangzhou Fanhua Insurance Agency Co., Ltd.) to CNinsure Group Company, Meidiya and Yihe have also transferred their equity interests in 19 of our affiliated entities to CNinsure Lianxing and CNinsure Times.

On July 1, 2013, Xinbao Investment transferred its equity interests in six of the Group’s affiliated subsidiaries to CNinsure Times.

As a result of these equity transfers, the Group, through CNinsure Group Company, has controlling equity interest in 41 subsidiaries, while through contractual arrangements with Yihe Investment and Xinbao Investment, it controls the remaining seven VIEs as of December 31, 2013.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(10)	Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of December 31,
	2012	2013
	RMB	RMB

Business and other tax payable	26,117	28,313
Refundable deposits from employees and agents	12,714	12,452
Professional fees	12,378	11,818
Advances from third parties	16,014	22,490
Payables for addition of office equipment, furniture and fixtures	38,537	8,618
Insurance compensation claim payable to customers	2,699	1,487
Payable for equity transfers of investment in affiliates	-	15,006
Consideration payable to settle the lawsuit (i)	-	40,106
Others	7,665	7,664
Total	116,124	147,954

Other payables and accrued expenses are unsecured, interest-free and repayable on demand.

(i)	On March 19, 2014, the Company signed a settlement agreement with the plaintiff to settle the lawsuit at US$6,625 (approximately RMB40,106). Please refer to note (17) (iv) for details of the lawsuit.

(11)	Employee Benefit Plans

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

For the years ended December 31, 2011, 2012 and 2013, the Group contributed RMB31,885, RMB34,931 and RMB42,919, respectively, to these plans, of which RMB1,196 were recorded in discontinued operations for the year ended December 31, 2011.

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

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the years ended December 31, 2011, 2012 and 2013, if applicable.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

On March 16, 2007, the PRC promulgated New Enterprise Income Tax Law (the "New Taxation Law"). The New Taxation Law which becomes effective from January 1, 2008. Under the New Taxation Law, all enterprises (both domestic enterprises and FIEs) have one unified income tax rate of 25%. On December 6, 2007, the State Council of the PRC issued Implementation Regulations on the New Taxation Law. The New Taxation Law and Implementation Regulations have changed the tax rate from 15% to 18%, 20%, 22%, 24% and 25% for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively, for Shenzhen PRC subsidiaries.

Pursuant to the relevant laws and regulations in the PRC, Litian and Shenzhen CNinsure Software Technology Co., Ltd ("CNinsure Software"), the subsidiaries of the Group, were regarded as software companies and thus exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Litian, year 2010 was the first profit-making year and accordingly, Litian has not made any provision for PRC income tax for the year ended December 31, 2011, and has made a 12.5% tax provision for its profits for the years ended December 31, 2012 and 2013. For CNinsure Software, year 2012 was the first profit-making year and accordingly, CNinsure Software has not made any provision for PRC income tax for the years ended December 31, 2012 and 2013.

The Group accounts for uncertain income tax positions by prescribing a minimum recognition threshold in the financial statements.

As of December 31, 2013, the Group’s liabilities for unrecognized tax benefits were included in other tax liabilities. The movements of unrecognized tax benefits are as follows:

RMB
Balance as of January 1, 2011	5,519
Gross increase in prior-period tax positions	38,067
Balance as of December 31, 2011	43,586
Gross increase in prior-period tax positions	4,003
Balance as of December 31, 2012	47,589
Gross increase in prior-period tax positions	3,146
Balance as of December 31, 2013	50,735

The uncertain tax positions are related to tax years that remain subject to examination by the relevant taxable authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Group’s consolidated financial statements as of December 31, 2012 and 2013. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Group’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Income tax expenses are comprised of the following:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Current tax expense	100,461	56,467	29,436
Deferred tax income	(16,431)	(6,094)	(2,278)
Income tax expense	84,030	50,373	27,158

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2012	2013
	RMB	RMB
Current deferred tax assets:
Operating loss carryforward	4,942	4,858
Less: valuation allowances	—	—
Current deferred tax asset, net	4,942	4,858

Non-current deferred tax assets:
Operating loss carryforward	22,826	36,053
Less: valuation allowances	(18,859)	(32,671)
Non-current deferred tax asset, net	3,967	3,382
Total	8,909	8,240

Deferred tax liabilities:
Intangible assets, net	8,592	5,646
Investment income	18,162	18,162
Total	26,754	23,808

Due to the uncertainty of the level of PRC subsidiaries or VIEs’ taxable income and the lack of operating history in the VIEs, management does not believe certain subsidiaries or VIEs will generate sufficient taxable income such that it is more likely than not that the deferred tax assets will not be realized. As such, a valuation allowance has been established for these deferred tax assets as of December 31, 2012 and 2013. The Group had total operating loss carry-forwards of RMB111,536 and RMB164,108 for the years ended December 31, 2012 and 2013, respectively. Such operating loss carry-forwards expire five years after the PRC subsidiaries or VIEs incur the loss unless utilized. As of December 31, 2013, the operating loss carry-forwards of RMB3,024, RMB8,468, RMB50,202, RMB41,731 and RMB60,683 is to expire for the years ended December 31, 2014, 2015, 2016, 2017 and 2018, respectively.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income (loss) before income taxes and income of affiliates and discontinued operations, and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Net income (loss) before income taxes and income of affiliates and discontinued operations	(674,306)	160,452	106,521
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(168,576)	40,113	26,630
Expenses not deductible for tax purposes:
Entertainment	659	668	494
Goodwill and unamortized intangible asset impairment	255,272	—	—
Other	3,579	3,312	1,635
Tax exemption and tax relief:
Tax rate differential	(30,140)	(3,947)	(16,347)
Change in valuation allowance	13,654	5,003	13,812
Uncertain tax provisions	8,367	4,003	3,148
Other	1,215	1,221	(2,214)
Income tax expense	84,030	50,373	27,158

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately RMB70,065, RMB26,784 and RMB19,364 for the years ended December 31, 2011, 2012 and 2013, respectively. Without such exemption, the Group’s basic and diluted net profit per share for the year ended December 31, 2013 would have been decreased by RMB0.02.

Under the New Taxation Law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its "de facto management organization" located within the PRC. Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its "de facto management organization" located also outside the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC. Under the New Enterprise Income Tax ("EIT") Implementation Regulation, "de facto management organization" is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New Taxation Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate. On April 22, 2009, the State Administration of Taxation (the "SAT"), issued SAT Circular 82,which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, the SAT issued a bulletin on July 27, 2012 providing more guidance on the implementation of Circular 82 and clarifies matters such as resident status determination. Due to the present uncertainties resulting from the limited PRC tax guidance on this issue, it is unclear that the legal entities organized outside of PRC should be treated as residents for New Taxation Law purposes. Nevertheless, even if one or more of those entities were characterized as PRC tax residents, no significant impact would be expected on the net current tax payable balance and the net deferred tax balance.

If the entities were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% whereas in the case of dividends paid by PRC subsidiaries which are 25% or more directly owned by tax residents in the Hong Kong SAR, the withholding tax would be 5%.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution to theGroup of approximately RMB1,754,077 and RMB1,882,224 as of December 31, 2012 and 2013 respectively, are considered to be indefinitely reinvested, and accordingly, no provision for has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred tax liability in respect of those undistributed earnings of approximately RMB175,408 and RMB188,222 respectively.

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

During 2012, the Company issued183,380 new shares for the exercise of options, representing 0.01% of the total shares outstanding as of December 31, 2012.

During 2012, the Company had repurchased 193,165 ADS (equal to 3,863,300 ordinary shares), representing 0.38% of the total shares outstanding as of December 31, 2012, for an aggregate price of approximately RMB9,244 on the open market.

During 2013, there was no movement on the capital structure.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(14)	Net Income (Loss) Per Share

The computation of basic and diluted net income (loss) per ordinary share is as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Basic:
Net income (loss) from continuing operations	(744,090)	124,737	99,984
Net income from discontinued operations	127,553	—	—
Less: Net income(loss) attributable to the noncontrolling interests	(317,163)	(5,773)	4,341
Net income (loss) attributable to the Company’s shareholders	(299,374)	130,510	95,643
Weighted average number of ordinary shares outstanding	1,002,810,673	1,002,308,275	998,861,526
Basic net income (loss) from continuing operations per ordinary share	(0.43)	0.13	0.10
Basic net income from discontinued operations per ordinary share	0.13	—	—
Basic net income (loss) per ordinary share	(0.30)	0.13	0.10

Basic net income (loss) from continuing operations per ADS	(8.51)	2.60	1.92
Basic net income from discontinued operations per ADS	2.54	—	—
Basic net income (loss) per ADS	(5.97)	2.60	1.92

Diluted:
Net income (loss) from continuing operations	(744,090)	124,737	99,984
Net income from discontinued operations	127,553	—	—
Less: Net loss attributable to the noncontrolling interests	(317,163)	(5,773)	4,341
Net income (loss) attributable to the Company’s shareholders	(299,374)	130,510	95,643
Weighted average number of ordinary shares outstanding	1,002,810,673	1,002,308,275	998,861,526
Share options	—	2,993,694	1,708,492
Total	1,002,810,673	1,005,301,969	1,000,570,018
Diluted net income (loss)from continuing operations per ordinary share	(0.43)	0.13	0.10
Diluted net income from discontinued operations per ordinary share	0.13	—	—
Diluted net income (loss) per ordinary share	(0.30)	0.13	0.10

Diluted net income (loss)from continuing operations per ADS	(8.51)	2.60	1.91
Diluted net income from discontinued operations per ADS	2.54	—	—
Diluted net income (loss) per ADS	(5.97)	2.60	1.91

During the years ended December 31, 2011, 2012 and 2013, the Company had share options of which would potentially dilute earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effect would have been antidilutive, such share options consist of 16,158,418, 46,225,381 and 38,222,880, respectively.

Certain share options issued during 2010 and 2011 were cancelled in 2011. Please refer to note 20to the consolidated financial statements for details of the options scheme issued.

(15)	Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2013. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There are no appropriations to reserves by the Company other than the Group’s subsidiaries and VIEs in the PRC during the periods presented. Amounts contributed to the statutory reserves were RMB178,440 and RMB182,740 as of December 31, 2012 and 2013, respectively.

(16)	Related Party Balances and Transactions

The principal related party balances and transactions as of and for the years ended December 31, 2012 and 2013 are as follows:

a)	Amounts due from related parties:

	As of December 31,
	2012	2013
	RMB	RMB
Amount due from an affiliate and its subsidiaries, net (i)	100,684	144,371
Amounts due from noncontrolling shareholders (ii)	51,101	—
Total	151,785	144,371

b)	Amounts due to related parties:

	As of December 31,
	2012	2013
	RMB	RMB
Amounts due to noncontrolling shareholders (iii)	3,030	—

(i)
The Group agreed to grant a revolving loan with a maximum amount of US$50,000 (equivalent to RMB317,990 as per the agreement) to Sincere Fame and its subsidiaries pursuant to a facility letter entered in October 2011 (the "Facility"). The Facility is valid for two years and is renewed upon mutual agreement for another two years in October 2013. On January 1, 2012, the Group and Sincere Fame further entered into a supplemental loan agreement, which established the legal rights to offset the interests and amounts receivable or payable between the Group and Sincere Fame, and all the subsidiaries of the Group and Sincere Fame. As of December 31, 2012 and 2013, the amount due from Sincere Fame and its subsidiaries represented RMB91,277 and RMB126,621 (US$20,916) principal receivable, RMB9,407and RMB16,250 (US$2,684) interest receivable and nil and RMB1,500(US$248) account receivables. These amounts are unsecured, bear interest at 7.3% and are repayable on demand.

(ii)
As of December 31, 2012, the amounts due from noncontrolling shareholders represented RMB44,436 of principal receivable and RMB2,165 interest receivable from Guangdong Jintaiping Asset Management Service Company (“Jintaiping”), and RMB4,500 of acquisition consideration refund receivable from the selling shareholder of a subsidiary acquired in 2010, which failed to meet its performance target pursuant to the acquisition agreement. The Group formerly owned an equity interest of 19.5% in Jintaiping, which is also the non-controlling interest shareholder of one of the Group's subsidiaries. The Group granted a revolving loan with a maximum amount of RMB50,000 to Jintaiping, pursuant to a facility letter entered in June 2012. The revolving loan is valid for one year and bears annual interest rate at 8%. On December 2, 2013, the Group disposed its entire equity interest in Jintaiping. As a result, Jintaiping is no longer a related party to the Group and corresponding receivable was reclassified to other receivables as of December 31, 2013 (refer to note 5).

(iii)	The amount was unsecured, interest-free and repayable on demand. As of December 31, 2012, the amount represented consideration payable for the acquisition of equity investment of Jintaiping.

c)	A subsidiary of the Company provided information technology service to an affiliate and charged RMB5,000, RMB5,660 and RMB1,415 for the years ended December 31, 2011, 2012, and 2013, respectively.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The Group charged affiliates interest income of RMB1,276, RMB10,298 and RMB6,843 for loans receivable for the years ended December 31, 2011, 2012, and 2013, respectively.

d)
A subsidiary of the Group held a 30% equity interest in Beijing Fanhua Micro-credit Company Limited (“Micro-credit”), on behalf of Shenzhen Fanhua United Investment Group, which is a subsidiary of Sincere Fame.

e)
The Group had acquired non-controlling interests of a number of its subsidiaries from shareholders who are also employees of the Group in 2011 and 2012. The excess of the fair values of these non-controlling interests acquired from these equity shareholders over the transaction prices as of the respective transaction dates were considered to be compensation expenses, which amounted to RMB6,000 and RMB7,900, and had been charged to the consolidated statement of income (loss) and comprehensive income (loss) for the years ended December 31, 2011 and 2012, respectively. The valuation of the equity of a private company is highly judgmental, so changes in the significant assumptions related to these valuations could materially affect the fair values of these entities and the related compensation expenses. There was no such transaction for the year ended December 31, 2013.

f)
Puyi Asset Management Co., Ltd (“Puyi Asset”), previously one of its subsidiaries, distributed certain wealth management products supplied by one of our affiliates. Commission revenues generated from such affiliate were nil, RMB7,522 and RMB13,112 for the years ended December 31, 2011, 2012 and 2013. However, Puyi Asset was disposal of in December, 2013 and no longer a subsidiary of the Group as of December 31, 2013.

(17)	Commitments and Contingencies

(i) The Group has several non-cancelable operating leases, primarily for office premises.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum operating lease payments as of December 31, 2013 are:

Minimum Lease Payment
RMB
Year ending December 31:
2014	20,665
2015	14,967
2016	10,759
2017	4,965
2018	372
Total	51,728

Rental expenses incurred under operating leases for the years ended December 31, 2011, 2012 and 2013 amounted to RMB28,048 and RMB31,858 and RMB30,509, respectively, of which RMB1,725 were recorded in discontinued operation for the year ended December 31, 2011.

(ii) As of December 31, 2012 and 2013, the Group had a commitment of nil and nil, respectively, in connection with acquisition of office equipment that would be due in the following year.

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

On December 6, 2011, the Company and van Dongen, entered into a stipulation providing that within forty-five days after the court’s entry of an order appointing a lead plaintiff under the Private Securities Litigation Reform Act.  On December 16, 2011, two other alleged purchasers of the Company’s ADRs, who are represented by the same law firm that represents van Dongen, moved for appointment as lead plaintiffs, and no other prospective plaintiff moved for appointment as lead plaintiff by the December 16, 2011 deadline.  In an order dated June 26, 2012, the Court granted the two other alleged purchasers' motion, appointing them as lead plaintiffs. On August 13, 2012, the lead plaintiffs filed an amended complaint. The Company (which is the only defendant that has been served so far) filed a motion to dismiss the amended complaint on October 1, 2012. On November 28, 2012, lead plaintiffs filed a brief in opposition to the motion to dismiss, and on January 10, 2013, the Company filed its reply.

On June 24, 2013, the Court denied the Company's motion to dismiss.

On March 19, 2014, the Company signed a settlement agreement with the plaintiff, to settle the lawsuit at US$6,625 (approximately RMB40,106), to be paid as consideration for full and complete settlement of all the released claims, within thirty calendar days after the entry of an order granting preliminary approval of the Settlement. On April 7, 2014, Judge Broderick entered an order preliminarily approving the settlement and a hearing is scheduled for July 9, 2014 to determine whether the settlement should be granted final approval.  On April 23, 2013, the Company and the individual defendants executed an agreement with XL Insurance Company PLC (Singapore Branch) (“XL”) in which, inter alia, XL agreed to pay the settlement amount US$6,625 pursuant to its coverage obligation under the Directors and Officers and Company Reimbursement Insurance policy purchased by the Company, and the parties exchanged certain releases.

Accordingly, the Company has recorded a contingent liability in the amount of US$6,625(RMB40,106) (note 10) and other receivable in the amount ofUS$6,625 (RMB40,106) (note 5) on the consolidated balance sheets. The retention fee to be paid by the Company under the insurance policy has been partially settled as legal expenses during the past fiscal years with the remaining RMB3,100 recorded as other payables and accrued expenses as of December 31, 2013.

(18)	Concentrations of Credit Risk

Concentration risks

Details of the customers accounting for 10% or more of total net revenues from commissions and fees are as follows:

	Year ended December 31,
	2011	% of sales	2012	% of sales	2013	% of sales
	RMB		RMB		RMB
PICC Property and Casualty Company Limited ("PICC")	331,556	22%	330,699	21%	346,405	20%
Ping An Property & Casualty Insurance Company of China, Ltd.	181,088	12%	185,595	12%	248,102	14%
China Pacific Property Insurance Co., Ltd. ("CPIC")	184,717	12%	208,797	13%	204,983	12%
	697,361	46%	725,091	46%	799,490	46%

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2012	%	2013	%
	RMB		RMB
PICC	32,980	17%	41,375	21%
CPIC	—	—	20,654	10%
	32,980	17%	62,029	31%

The Group performs ongoing credit evaluations of its customers and related parties and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Group performs ongoing credit evaluations on the amounts due from Sincere Fame and its subsidiaries (note 16(a)(i) and other receivables from Jintaiping (note 5(v)). As the Group has significant influences over the operations of Sincere Fame through its equity investment in Sincere Fame, and the historically positive operating results of Sincere Fame and its subsidiaries and Jintaiping, the Group considered that the credit risks on the amounts due from an affiliate and its subsidiaries and other receivables from Jintaiping as not significant.

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

(19)	Non-Cash Transactions

The Group entered into the following non-cash investing activities:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Considerations payable in connection with acquisition of subsidiaries	20,402	96	—
Considerations payable in connection with other investment (i)	—	3,030	3,720
Payables for addition of office equipment, furniture and fixtures	9,666	38,537	8,618

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(i)           In 2012, the Group sold 19.5% equity interest of Puyi Investment, a private entity which the Group does not exert significant influence. Concurrently, the Group acquired 19.5% of Jintaiping with the purchase price of RMB7,987.  The net amount payable to shareholders of Jintaiping for these two transactions amounted to RMB3,030 (see note 16b(iii)) and was recorded as amounts due to related parties as of December 31, 2012, and recorded as other payables and accrued expenses as of December 31, 2013.

(20)	Share-based Compensation

2013 InsCom Options

On March 29, 2012, the shareholders of InsCom Holdings Limited ("InsCom"), a private subsidiary of which the Group has a 65.10% equity interest, has resolved on the adoption of a share incentive plan, under which the maximum number of ordinary shares that can be granted is 202,400,000 shares, equal to 20% of the total number of ordinary shares outstanding at InsCom as at March 28, 2012, and that the board of directors are authorized to grant such options.

On June 24, 2013, InsCom granted stock options to purchase 5,914,312 of its ordinary shares to its entrepreneurial agents and 14,744,000 ordinary shares to its and the Group's employees (the "2013InsCom Options"). The number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued services to the InsCom and the Group. For options granted to agents, 60,000 ordinary shares ("Option J1") was vested immediately on June 24, 2013, and the remaining ("Option J2") of the award options shall vest on June 30, 2014, the expiration date for options granted to agents is December 31, 2014. For options granted to employees ("Option J3") shall vest on June 30, 2014, and the expiration date for options granted to employees is June 30, 2018. The 2013 InsCom Options have an exercise price of RMB1.20 per ordinary share. There is no intrinsic value of the options as of the date of grant. The fair value of the options of the 2013 InsCom Options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option J1	Option J2	Option J3
Fair value per underlying ordinary shares of InsCom	RMB0.02	RMB0.02	RMB0.02
Risk-free interest rate	0.08%	0.13%	0.68%
Expected life (years)	0.8	1.3	3
Expected volatility	30.00%	32.00%	60.00%
Expected dividend yield	0%	0%	0%
Early exercise multiple	3.0	3.0	3.0

When estimating the fair value of the ordinary shares of InsCom on grant date, the Group determined InsCom's enterprise value by means of a discounted cash flow analysis under the contemporaneous income approach, which assumes the value of InsCom's equity as the present value of expected future cash flows.  The discounted cash flow derived by management considered InsCom’s future business plan, specific business and financial risks, the stage of development of the InsCom’s operations and economic and competitive elements affecting the InsCom’s business, industry and market.

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

As of the grant date and December 31, 2013, the fair values of the 2013InsCom Options were estimated to be of nominal values. The share-based compensation expenses related to the 2013 InsCom Options was RMB6 for the year ended December 31, 2013.

2012 Option

a.	2012 Options G

On March 12, 2012, the Company granted options ("2012 Options G") to its directors and employees to purchase up to 92,845,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a five-year service period from 2012 to 2016. The members of the board of directors of the Company received 8,800,000 stock options, which require continued services to the Company but with no other performance conditions. For the rest of the 2012 Option G awards, the number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued employment with the Company. Accordingly, 20% ("Option G1"), 20% ("Option G2"), 25% ("Option G3"), 20% ("Option G4")” and 15% ("Option G5") of the award options shall vest on May 31 each of the years 2012 to 2016, respectively. The expiration date of the 2012 Options is March 12, 2022. The 2012 Options G have an exercise price of US$0.30 (RMB1.90) and an intrinsic value of US$0.04 (RMB0.26) per ordinary share, except for the 3,200,000 options granted to the two independent directors which have an exercise price of US$0.31 (RMB1.98) and an intrinsic value of US$0.03 (RMB0.17) per ordinary share.  The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option G1	Option G2	Option G3	Option G4	Option G5
Weight average assumptions – expected dividend yield	0%	0%	0%	0%	0%
Risk-free interest rate	2.02%	2.16%	2.29%	2.42%	2.55%
Expected life (years)	5.11	5.61	6.11	6.61	7.11
Expected volatility	74.54%	74.54%	74.54%	74.54%	74.54%

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

For the year ended December 31, 2012 and 2013, share-based compensation expenses of RMB60,666 and RMB35,732 were recognized in connection with the 2012 Options G, respectively.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

b.	2012 Options H

On March 12, 2012, the Company granted options ("2012 Options H") to its entrepreneurial agents and captains (non-employees) to purchase 3,800,000 ordinary shares of the Company, of which 3,000,000 and 800,000 options were granted to agents and captains respectively. Pursuant to the option agreements entered into between the Company and the option grantees, 40% ("Option H1"), 40% ("Option H2") and 20% ("Option H3") of the 3,000,000 award options granted to agents shall vest in May 31, 2014, 2015 and 2016 of each year respectively; and 40% ("Option H4"), 40% ("Option H5") and 20% ("Option H6") of the 800,000 award options granted to captains shall vest in May 31, 2013, 2014 and 2015 of each year respectively. The number of options that the grantees are entitled to in each year of 2013 to 2016 will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued agent services with the Company. The expiration date of the 2012 Options is March 12, 2022. The 2012 Options H have an exercise price of US$0.30 (RMB1.90) and an intrinsic value of US$0.04 (RMB0.26) per ordinary share. The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions as of December 31, 2012:

	Option H1	Option H2	Option H3	Option H4	Option H5	Option H6
Stock price per ordinary shares	US$0.31	US$0.31	US$0.31	US$0.31	US$0.31	US$0.31
Weight average assumptions – expected dividend yield	0%	0%	0%	0%	0%	0%
Risk-free interest rate	1.87%	1.98%	2.09%	1.82%	1.93%	2.04%
Expected life (years)	5.37	5.87	6.37	5.12	5.62	6.12
Expected volatility	74.54%	74.54%	74.54%	74.54%	74.54%	74.54%

The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions as of December 31, 2013, exclude Option H4, which was vested on May 31, 2013:

	Option H1	Option H2	Option H3	Option H5	Option H6
Stock price per ordinary shares	US$0.30	US$0.30	US$0.30	US$0.30	US$0.30
Weight average assumptions – expected dividend yield	0%	0%	0%	0%	0%
Risk-free interest rate	1.26%	1.43%	1.60%	1.26%	1.43%
Expected life (years)	4.31	4.81	5.31	4.31	4.81
Expected volatility	59.29%	60.32%	64.83%	59.29%	60.32%

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

For the years ended December 31, 2012 and 2013, share-based compensation expenses of RMB1,100 and RMB1,288 were recognized in connection with the 2012 Options H, respectively.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

c.	2012 InsCom Options

On April 2, 2012, InsCom granted stock options to purchase36,515,586 of its ordinary shares to its entrepreneurialagentsand24,492,750 ordinary shares to its and the Group's employees (the "2012InsCom Options"). Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a two-year period from 2012 to 2013. The number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued services to the InsCom and the Group. For options granted to agents, 86% ("Option I1") was vested immediately on April 2, 2012, and the remaining14% ("Option I2") of the award options shall vest on June 30, 2013.The expiration date for options granted to agents is December 31, 2014. For options granted to employees, 36% ("Option I3") was vested immediately on April 2, 2012, and the remaining 64% ("Option I4") of the award options shall vest on June 30, 2013, and the expiration date for options granted to employees is June 30, 2017. The 2012 InsCom Options have an exercise price of RMB1.00 per ordinary share. There is no intrinsic value of the options as of the date of grant. The fair value of the 2012InsCom Options on grant date was determined by using the Binominal option pricing model with the assistance of an independent valuation firm and the following assumptions:

	Option I1	Option I2	Option I3	Option I4
Fair value per underlying ordinary shares of InsCom	RMB0.02	RMB0.02	RMB0.02	RMB0.02
Risk-free interest rate	1.74%	1.83%	1.94%	2.06%
Expected life (years)	2.7	2.7	5.2	5.2
Expected volatility	77.00%	71.00%	67.00%	67.00%
Expected dividend yield	0%	0%	0%	0%
Early exercise multiple	3.0	3.0	3.0	3.0
Post-vesting forfeiture rate	0%	0%	5%	5%

When estimating the fair value of the ordinary shares of InsCom on grant date, the Group determined InsCom's enterprise value by means of a discounted cash flow analysis under the contemporaneous income approach, which assumes the value of InsCom's equity as the present value of expected future cash flows.  The discounted cash flow derived by management considered InsCom’s future business plan, specific business and financial risks, the stage of development of the InsCom’s operations and economic and competitive elements affecting the InsCom’s business, industry and market. The fair values of the shares were determined with the assistance of an independent valuation firm.

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

As of the grant date and December 31, 2012 and 2013, the fair values of the 2012InsCom Options were estimated to be of nominal values. The share-based compensation expenses related to the2012InsCom Options was RMB3 and RMB6 for the years ended December 31, 2012 and 2013 respectively.

2011 Options

On April 28, 2011, the Company granted options ("2011Options") to its directors and employees to purchase 28,400,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a four-year period from 2012 to 2015. The number of options that the grantees are entitled to in each year of 2012 to 2015 will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued employment with the Company. Accordingly, 30% ("Option F1"), 30% ("Option F2"), 20% ("Option F3"), and 20% ("Option F4") of the award options shall vest on March 31 each of the years 2012 to 2015, respectively. The expiration date of the 2011 Options is March 31, 2017. The 2011 Options have an exercise price of US$0.73 (RMB4.77) per ordinary share, equal to the price per ordinary share quoted on the Nasdaq Global Select Market at the date of passing the resolutions. There is no intrinsic value of the options as of the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option F1	Option F2	Option F3	Option F4
Weight average assumptions – expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	1.93%	2.27%	2.54%	2.81%
Expected life (years)	3.43	3.93	4.43	4.94
Expected volatility	35.54%	34.34%	32.93%	32.49%

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

For the year ended December 31, 2011, share-based compensation expenses of RMB24,615, were recognized in connection with the 2011 Options. In November 2011, 16,974,600 shares of 2011 Options were cancelled and share-based compensation expenses amounting to RMB22,015, representing the remaining unamortized share-based compensation expenses for these options was recognized and included in the total share-based compensation in connection with the 2011Options. During 2011, 11,425,400 shares of 2011 options were forfeited due to the failure of directors and employees to meet performance requirements, and some employees resigned during the year. No share-based compensation expense related to the forfeited options was recognized.

2010 Options

On February 8, 2010, the Company granted options ("2010 Options") to its directors and employees to purchase 48,000,000ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a four-year period from 2011 to 2014. The number of options that the grantees are entitled to in each year of 2011 to 2014 will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued employment with the Company. Accordingly, 30% ("Option E1"), 30% ("Option E2"), 20% ("Option E3") and 20% ("Option E4") of the options shall vest on March 31 of each of the years 2011 to 2014, respectively. The expiration date of the 2010 Options is March 31, 2016. The 2010 Options have an exercise price of US$0.84 (RMB5.73) per ordinary share, equal to the price per ordinary share quoted on the Nasdaq Global Select Market at the date of passing the resolutions. There is no intrinsic value of the options as of the date of grant.  The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option E1	Option E2	Option E3	Option E4
Weight average assumptions – expected dividend yield	1.31%	1.31%	1.31%	1.31%
Risk-free interest rate	2.35%	2.61%	2.82%	3.06%
Expected life (years)	3.64	4.14	4.64	5.14
Expected volatility	34.91%	33.7%	32.62%	31.82%

The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

For the years ended December 31, 2011, 2012 and 2013, share-based compensation expenses of RMB26,985, nil and nil was recognized in connection with the 2010 Options, respectively. In November2011, 27,671,884 shares of 2010 Options were cancelled and share-based compensation expenses amounting to RMB26,150, representing the remaining unamortized share-based compensation expenses for these options was recognized and included in the total share-based compensation in connection with 2010 Options. During 2011, 20,328,116 shares of 2010 options were forfeited due to the failure of directors and employees to meet performance requirements, and some employees resigned during the year. No share-based compensation expense related to the forfeited options was recognized.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

2009 Options

On March 9, 2009, the Company granted options ("2009Options") to its employees to purchase 10,000,000ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a four-year period, with 30% ("Option D1"), 30%("Option D2"), 20%  ("Option D3") and the remaining 20% ("Option D4") of the options vesting on March 31 of each of the years 2010 to 2013, respectively, subject to the continuous employment of the option grantees and their key performance indicators ("KPI") results for the years 2009. The expiration date of the 2009 Options is March 31, 2015, which was later modified to December 31, 2017 (See "option modification" section of the note). The 2009 Options have an exercise price of US$0.34 (RMB2.30) per ordinary share, equal to the price per ordinary share quoted on the Nasdaq Global Select Market at the date of passing the resolutions. There is no intrinsic value of the options as of the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option D1	Option D2	Option D3	Option D4
Weight average assumptions – expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.35%	3.51%	3.55%	3.61%
Expected life (years)	3.56	4.06	4.56	5.06
Expected volatility	33.0%	31.9%	32.2%	31.2%

As of December31, 2013, 1,240,480 shares of 2009 Options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

For the years ended December 31, 2011, 2012 and 2013, share-based compensation expenses of RMB1,469, RMB1,353 and RMB238 was recognized in connection with the 2009 Options respectively, excluding the incremental expenses related to the option modification in December 2013 (see "option modification" section of the note). During the years ended December 31, 2011, 2012 and 2013, 153,480, 200,410 and 231,600 shares of 2009 Options, respectively, were forfeited due to employee resignations. No share-based compensation expense related to the forfeited options was recognized.

2008 Options

On November 21, 2008, the Company granted options to purchase 32,000,000 ordinary shares of the Company to certain directors and employees ("2008 Options"). Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a four-year period, with 30% ("Option C1"), 30% ("Option C2"), 20% ("Option C3") and the remaining 20% ("Option C4") of the options vesting on March 31 of each of the years 2010 to 2013, respectively, subject to the continuous employment of the option grantees and their KPI results for the years 2009. The expiration date of the 2008 Options is March 31, 2015, which was later modified to December 31, 2017 (See "option modification" section of the note). The 2008 Options have an exercise price of US$0.28 (RMB1.90), equal to the fair value of the Company’s share price at the grant date. There is no intrinsic value of the options as of the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option C1	Option C2	Option C3	Option C4
Weight average assumptions – expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.70%	3.71%	3.93%	4.07%
Expected life (years)	3.86	4.36	4.86	5.36
Expected volatility	28.2%	28.9%	28.0%	27.6%

As of December 31, 2013, 2,553,400 shares of 2008 Options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

For the years ended December 31, 2011, 2012 and 2013, share-based compensation expenses of RMB3,934, RMB3,756 and RMB946 (excluding the incremental expenses related to the option modification in December 2013), was recognized in connection with 2008 Options. During the years ended December 31, 2011, 2012 and 2013 respectively, 84,520, 211,080 and 269,800 shares of 2008 Options, respectively, were forfeited due to employee resignations. No share-based compensation expense related to the forfeited options was recognized.

2007 Options

Option A

On February 3, 2007, CISG granted share options ("2007 Option A") to the Company’s former Chief Financial Officer, Mr. David Tang to purchase 5,473,684 ordinary shares. The options grant represents 0.8% of the issued share capital of CISG on a fully diluted basis upon full exercise of all outstanding options. The options vest over a two-year period, with 40% of the options vesting upon public listing of the Company and 30% on each of the first and second anniversaries of his employment. The 2007 Option A has an exercise price of RMB2.32 per ordinary share, equal to the fair value of CISG’s share price at the grant date, as determined by using the Black-Scholes option pricing model. The management of the Company determined the value of the Company’s shares as of January 31, 2007, with the assistance of a third party valuation company. There was no intrinsic value of the option as of the date of grant.

The assumptions used in determining the fair value of the options were as follows:

Weighted average assumptions—expected dividend yield	0%
Risk-free interest rate	2.71%
Expected life (years)	5.6
Expected volatility	28.5%

The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility is estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

As of December 31, 2013, 4,000,000 shares of 2007 Option A had been exercised.

Option modification

In December, 2013, the board of directors approved an option modification to extend the expiration dates of the outstanding 2008 Options and 2009 Options to December 31, 2017. Other terms of the options grants remain unchanged. The Company had taken a modification charge for the incremental compensation cost of  RMB6,700 to the consolidated statement of income (loss) and comprehensive income (loss) for the year ended December 31, 2013, the period in which the modification occurred.

In December, 2013, the chairman of InsCom approved an option modification to extend the expiration dates of all InsCom options for one year and revised the exercise price of the options to RMB0.025 per ordinary share, the fair value as of the modification date. The Company had taken a modification charge for the incremental compensation cost of RMB401 to the consolidated statement of income (loss) and comprehensive income (loss) for the year ended December 31, 2013, the period in which the modification occurred.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

For each of the three years ended December 31, 2011, 2012 and 2013, changes in the status of outstanding options, excluding the InsCom options, were as follows:

	Number of options	Weighted average exercise price in RMB	Aggregate Intrinsic Value RMB
Outstanding as of January 1, 2011	88,019,441	4.04	146,782
Granted on April 28, 2011	28,400,000	4.77
Exercised	(2,670,340)	2.28
Cancelled	(44,646,484)	5.37
Forfeited	(31,991,516)	5.36
Outstanding as of December 31, 2011	37,111,101	1.99	7,070
Granted on March12, 2012	96,645,000	1.90
Exercised	(183,380)	1.95
Cancelled	—	—
Forfeited	(411,490)	2.09
Outstanding as of December 31, 2012	133,161,231	1.92	15,436
Granted	—	—
Exercised	—	—
Cancelled	—	—
Forfeited	(1,431,734)	1.96
Outstanding as of December 31, 2013	131,729,497	1.92	—
Exercisable as of December 31, 2013	73,752,289	1.94	—

As of December 31, 2013, there were a total of 57,977,208 outstanding unvested options for the Group. As of December 31, 2013, there wasRMB41,564 of total unrecognized compensation cost related to share options granted in 2012 ,which was expected to be recognized over a period of 3 years as of December 31, 2013.

No 2012 InsCom Options was exercised, or cancelled during the year ended December 31, 2012 and 2013. There was negligible unrecognized cost as of December 31, 2013. As of December 31, 2013, 3,025,225 shares of 2012 InsCom Options were forfeited because of resignation of the option holders. As of December 31, 2013, 57,983,111 shares of the 2012 InsCom Options are outstanding and exercisable, with weighted average remaining contractual life of 3 years and exercise price of RMB0.025 per ordinary share.

No 2013 InsCom Options was exercised or cancelled during the year ended December 31, 2013, and there was RMB6 of unrecognized cost expected to be recognized over a period of one year as of December 31, 2013.During the year of 2013,497,000 shares were forfeited. As of December 31, 2013, 20,121,312shares of the 2013 InsCom Options are outstanding, 60,000 options are exercisable, with weighted average remaining contractual life of 4.5 years and exercise price of RMB0.025 per ordinary share.

The following table summarizes information about the Company’s share option plans for the years ended December 31, 2011, 2012 and 2013, excluding the InsCom options, were:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Weighted-average grant-date fair value per share of options granted	1.45	1.48	—
Total intrinsic value of options exercised	9,495	74	—
Total fair value of share options vested	7,355	30,513	34,362

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The following table summarizes information about the Company’s stock option plans as of December 31, 2013, excluding the InsCom options, were:

	Options outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise price in RMB	Options Exercisable
2012 Options G	91,897,750	8.3	1.90	37,390,750
2012 Options H	3,656,336	8.3	1.90	186,128
2009 Options	7,218,700	4.0	2.30	7,218,700
2008 Options	28,304,080	4.0	1.90	28,304,080
2007 Option A	652,631	3.0	2.32	652,631
Total	131,729,497			73,752,289

There are no 2010 Options and 2011 Options outstanding as of December 31, 2013.

(21)	Restricted Net Assets

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. As of December 31, 2012 and 2013, the Company had restricted net assets of RMB1,901,940 and RMB1,907,730 (including RMB159,464 and RMB135,678 restricted net assets of the VIEs), respectively, which were not eligible to be distributed. These amounts were comprised of the registered capital of the Company’s PRC subsidiaries and VIEs and the statutory reserves disclosed in note 15.

(22)	Segment Reporting

During 2011, the Group disposed of the Datong segment, which was reclassified to discontinued operations for all periods presented, and it operates in three principal operating segments: P&C, Life and Claims Adjusting. Business segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance.

The principle activities of the three reportable operating segments are as follows:

1) P&C segment

This segment mainly provides brokerage and agency services of property and casualty insurance products.

2) Life segment

This segment mainly provides life insurance brokerage and agency services.

3) Claims Adjusting segment

This segment provides pre-underwriting survey, claim adjusting, disposal of residual value, loading and unloading supervision and consulting services.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The following table shows the Group’s operations by business segment for the years ended December 31, 2011, 2012 and 2013. Other includes revenue and expenses that are not allocated to reportable segments and corporate related items.

	Year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net revenues
P&C	1,032,594	1,090,205	1,264,317	208,850
Life	276,402	272,755	230,086	38,007
Claims Adjusting	202,003	217,497	261,206	43,148
Other	5,676	5,660	1,415	234
Total net revenues	1,516,675	1,586,117	1,757,024	290,239
Operating costs and expenses
P&C	(1,626,472)	(911,330)	(1,142,677)	(188,757)
Life	(245,571)	(266,062)	(232,794)	(38,455)
Claims Adjusting	(243,072)	(186,694)	(234,129)	(38,675)
Other	(150,333)	(156,205)	(129,438)	(21,381)
Total operating costs and expenses	(2,265,448)	(1,520,291)	(1,739,038)	(287,268)
Income (loss) from operations
P&C	(593,878)	178,875	121,640	20,093
Life	30,831	6,693	(2,708)	(448)
Claims Adjusting	(41,069)	30,803	27,077	4,473
Other	(144,657)	(150,545)	(128,023)	(21,147)
Total income (loss) from operations	(748,773)	65,826	17,986	2,971

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Segment assets
P&C	1,542,536	1,262,728	208,587
Life	250,126	221,748	36,630
Claims Adjusting	84,325	103,126	17,035
Other	1,523,802	1,973,128	325,938
Total assets	3,400,789	3,560,730	588,190

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Substantially all of the Group’s revenues for the three years ended December 31, 2011, 2012 and 2013 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

Balance Sheets

(In thousands, except for shares)

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	14,589	11,471	1,895
Other receivables	1,212	40,106	6,625
Amounts due from subsidiaries	1,528,450	1,491,025	246,300
Total current assets	1,544,251	1,542,602	254,820
Non-current assets:
Investment in subsidiaries	1,386,753	1,561,555	257,950
Total assets	2,931,004	3,104,157	512,770

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables	5,578	45,102	7,451
Amounts due to subsidiaries	31,046	30,958	5,114
Total liabilities	36,624	76,060	12,565
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 998,861,526 and 998,861,526 as of December 31, 2012and 2013, respectively)	7,624	7,624	1,259
Additional paid-in capital	2,284,906	2,329,962	384,882
Retained earnings	705,982	801,625	132,419
Accumulated other comprehensive loss	(104,132)	(111,114)	(18,355)
Total shareholders’ equity	2,894,380	3,028,097	500,205
Total liabilities and shareholders' equity	2,931,004	3,104,157	512,770

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY—(Continued)

Statements of Income (Loss) and Comprehensive Income (Loss)

(In thousands)

	Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
General and administrative expenses	(70,893)	(77,993)	(50,633)	(8,364)
Interest income	2,011	13,215	6,847	1,131
Equity in earnings (loss) of subsidiaries	(230,492)	195,288	139,429	23,032
Net income (loss)	(299,374)	130,510	95,643	15,799
Other comprehensive loss, net of tax: Foreign currency translation adjustments	(18,291)	(2,481)	(6,982)	(1,153)
Comprehensive income (loss)attributable to the CNinsure Inc’s shareholders	(317,665)	128,029	88,661	14,646

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY —(Continued)

Statements of Shareholders’ Equity

(In thousands, except for shares)

					Accumulated
	Share Capital		Additional	Retained	Other Comprehensive
	Number of Share	Amounts	Paid-in Capital	Earnings	Income (Loss)	Total
		RMB	RMB	RMB	RMB	RMB
Balance as of January1, 2011	1,002,977,326	7,649	2,261,849	874,846	(83,360)	3,060,984
Net loss	—	—	—	(299,374)	—	(299,374)
Foreign currency translation	—	—	—	—	(18,291)	(18,291)
Exercise of share options	2,670,340	17	5,288	—	—	5,305
Repurchase of ordinary shares	(3,106,220)	(20)	(13,702)	—	—	(13,722)
Share-based compensation	—	—	57,003	—	—	57,003
Other	—	—	(37,858)	—	—	(37,858)
Balance as of December 31, 2011	1,002,541,446	7,646	2,272,580	575,472	(101,651)	2,754,047
Net income	—	—	—	130,510	—	130,510
Foreign currency translation	—	—	—	—	(2,481)	(2,481)
Exercise of share options	183,380	1	347	—	—	348
Repurchase of ordinary shares	(3,863,300)	(23)	(9,221)	—	—	(9,244)
Share-based compensation	—	—	66,878	—	—	66,878
Other	—	—	(45,678)	—	—	(45,678)
Balance as of December 31, 2012	998,861,526	7,624	2,284,906	705,982	(104,132)	2,894,380
Net income	—	—	—	95,643	—	95,643
Foreign currency translation	—	—	—	—	(6,982)	(6,982)
Share-based compensation	—	—	44,904	—	—	44,904
Other	—	—	152	—	—	152
Balance as of December 31, 2013	998,861,526	7,624	2,329,962	801,625	(111,114)	3,028,097
Balance as of December 31, 2013 in US$		1,259	384,882	132,419	(18,355)	500,205

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY —(Continued)

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income (loss)	(299,374)	130,510	95,643	15,799
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in (earnings) loss of subsidiaries	230,492	(195,288)	(139,016)	(22,965)
Compensation expenses associated with stock options	57,003	66,878	44,904	7,418
Changes in operating assets and liabilities:
Other receivables	(188,182)	189,004	1,212	201
Other payables	(6,790)	(189)	(582)	(96)
Net cash (used in)generated from operating activities	(206,851)	190,915	2,161	357
Cash flows from investing activities
Increase in investment in subsidiaries	(56,374)	(12,899)	(34,102)	(5,633)
Advances (to) from subsidiaries	205,316	(176,826)	37,337	6,167
Disposal of subsidiaries	—	—	(1,532)	(253)
Net cash (used in) generated from investing activities	148,942	(189,725)	1,703	281
Cash flows from financing activities:
Proceeds on exercise of stock options	5,305	348	—	—
Repurchase ordinary shares	(13,722)	(9,244)	—	—
Net cash used in financing activities	(8,417)	(8,896)	—	—
Net increase (decrease) in cash and cash equivalents	(66,326)	(7,706)	3,864	638
Cash and cash equivalents at beginning of year	109,393	24,776	14,589	2,410
Effect of exchange rate changes on cash and cash equivalents	(18,291)	(2,481)	(6,982)	(1,153)
Cash and cash equivalents at end of year	24,776	14,589	11,471	1,895

CNINSURE INC.

Note to Schedule 1
(In thousands, except for shares)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2013, RMB1,907,730 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company have been presented for the years ended December 31,2012 and 2013.