Form 20-F
period 2014-12-31
CNINSURE INC.
filed 2015-04-24
CIK 1413855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report. . . . . . . . . . . . . .

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

1,150,565,906 ordinary shares, par value US$0.001 per share as of December 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐  No ☒

Indicate by check mark whether the registrant (1)has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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
Yes ☐  No ☐

INTRODUCTION

In this annual report, unless the context otherwise requires:

•	“we,” “us,” “our company,” “our” or “CNinsure” refer to CNinsure Inc., its subsidiaries and our consolidated affiliated entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Taiwan, Hong Kong and Macau;

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

•
“consolidated affiliated entities” refers to Sichuan Yihe Investment Co., Ltd., or Yihe Investment, Shenzhen Xinbao Investment Management Co., Ltd., or Xinbao Investment and its subsidiaries and Shenzhen Dianliang Information Technology Co., Ltd., or Dianliang Information;

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

The following selected consolidated statements of income (loss) data for the years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheets data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of income (loss) data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheets data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which are not included in this annual report.

On March 25, 2011, we disposed of our 55% equity interest in Datong International Holding Limited and its subsidiaries, or Datong, which were primarily engaged in the distribution of life insurance products. Following the sale of Datong, we present our financial results for the years ended December 2010 and 2011 on both a continuing and discontinued basis. Profits and losses related to Datong were presented as discontinued operations while profits and losses for the remaining business were presented as continuing operations. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5.Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

In the first quarter of 2014, we realigned our financial reporting structure into three business segments that more accurately reflect our organizational structure and changing business mix. Under the realigned business structure, our business is divided into three reporting operating segments: (1) insurance agency, (2) insurance brokerage, and (3) claims adjusting. See “Item 4. Information on the Company — B. Business Overview — Segment Information.” Historical results reflecting the new business segments for 2010, 2011, 2012, 2013 and 2014 are also restated.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except shares, per share and per ADS data)
Consolidated Statement of Income (Loss) Data
Net revenues:
Agency	1,036,379	1,279,762	1,305,310	1,418,512	1,624,410	261,807
Brokerage	19,824	29,234	48,855	63,418	232,620	37,492
Claims adjusting	177,094	202,003	217,497	261,206	292,981	47,220
Other services	640	5,676	14,455	13,888	—	—
Total net revenues	1,233,937	1,516,675	1,586,117	1,757,024	2,150,011	346,519
Operating costs and expenses:
Agency	(451,014)	(685,889)	(936,246)	(1,094,843)	(1,261,888)	(203,379)
Brokerage	(4,734)	(10,477)	(29,716)	(47,351)	(185,593)	(29,912)
Claims adjusting	(85,491)	(100,477)	(113,697)	(142,245)	(167,676)	(27,025)
Other services	—	—	(6,150)	(8,933)	—	—
Total operating costs	(541,239)	(796,843)	(1,085,809)	(1,293,372)	(1,615,157)	(260,316)
Selling expenses	(60,055)	(77,802)	(78,449)	(96,461)	(107,263)	(17,288)
General and administrative expenses(1)	(233,518)	(333,281)	(356,033)	(349,205)	(396,692)	(63,935)
Impairment loss on goodwill and intangible assets	(4,600)	(1,057,522)	—	—	—	—
Total operating costs and expenses	(839,412)	(2,265,448)	(1,520,291)	(1,739,038)	(2,119,112)	(341,539)
Income (loss) from operations	394,525	(748,773)	65,826	17,986	30,899	4,980
Other income , net:
Investment income	41,244	—	—	8,886	44,240	7,130
Interest income	26,771	52,031	90,323	84,250	82,251	13,256
Finance cost	(5)	—	(2,439)	—	—	—
Others, net	351	22,436	6,742	(4,601)	2,330	376
Income (loss) from continuing operations before income taxes and income of affiliates and discontinued operations	462,886	(674,306)	160,452	106,521	159,720	25,742
Income tax expense	(89,125)	(84,030)	(50,373)	(27,158)	(24,289)	(3,915)
Share of income of affiliates	12,904	14,246	14,658	20,621	30,649	4,940
Net income (loss) from continuing operations	386,665	(744,090)	124,737	99,984	166,080	26,767
Net income (loss) from discontinued operations, net of tax	29,665	127,553	—	—	—	—
Net income (loss)	416,330	(616,537)	124,737	99,984	166,080	26,767
Less: Net (loss) income attributable to the noncontrolling interests	(5,978)	(317,163)	(5,773)	4,341	4,320	696
Net income (loss) attributable to the Company’s shareholders	422,308	(299,374)	130,510	95,643	161,760	26,071
Net income (loss) per share:
Basic:
Net income (loss) from continuing operations	0.41	(0.43)	0.13	0.10	0.16	0.03
Net income from discontinued operations	0.03	0.13	—	—	—	—
Net income (loss)	0.44	(0.30)	0.13	0.10	0.16	0.03
Diluted:
Net income (loss) from continuing operations	0.40	(0.43)	0.13	0.10	0.16	0.03
Net income from discontinued operations	0.03	0.13	—	—	—	—
Net income (loss)	0.43	(0.30)	0.13	0.10	0.16	0.03

Net income (loss) per ADS:
Basic:
Net income (loss) from continuing operations	8.20	(8.51)	2.60	1.92	3.22	0.52
Net income (loss) from discontinued operations	0.62	2.54	—	—	—	—
Net income (loss)	8.82	(5.97)	2.60	1.92	3.22	0.52
Diluted:
Net income (loss) from continuing operations	7.93	(8.51)	2.60	1.91	3.19	0.51
Net income (loss) from discontinued operations	0.60	2.54	—	—	—	—
Net income (loss)	8.53	(5.97)	2.60	1.91	3.19	0.51

Shares used in calculating net income (loss) per share:
Basic	958,029,717	1,002,810,673	1,002,308,275	998,861,526	1,005,842,212	1,005,842,212
Diluted	990,318,528	1,002,810,673	1,005,301,969	1,000,570,018	1,012,591,387	1,012,591,387
Dividends declared per share(2)	0.089	—	—	—	—	—

___________________

(1)
Including share-based compensation expenses of RMB22.2 million, RMB57.0 million, RMB66.9 million, RMB45.3 million and RMB23.6 million (US$3.8 million) for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively and on-line projects related expenses of RMB0.9 million, RMB11.0 million, RMB15.5 million, RMB25.5 million and RMB62.9 million (US$10.1 million), for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

(2)	A dividend of US$0.26 per ADS was declared on April 23, 2010, payable to our shareholders of record as of the close of business on May 20, 2010.

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,924,884	2,222,160	2,525,618	2,288,623	2,103,068	338,953
Total current assets	2,302,425	2,898,414	2,993,900	3,177,801	3,301,726	532,142
Total assets	3,854,456	3,280,996	3,400,789	3,560,730	3,748,486	604,146
Total current liabilities	288,361	328,309	318,539	339,425	335,440	54,063
Total liabilities	337,393	402,001	392,882	413,968	414,226	66,761
Noncontrolling interests	456,079	124,948	113,527	118,665	123,508	19,906
Total equity	3,517,063	2,878,995	3,007,907	3,146,762	3,334,260	537,385
Total liabilities and shareholders’ equity	3,854,456	3,280,996	3,400,789	3,560,730	3,748,486	604,146

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect as of December 31, 2014 in The City of New York for cable transfers of RMB, as set forth in H.10 weekly statistical release of the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 17, 2015, the noon buying rate was RMB6.1976 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	Noon Buying Rate
	(RMB per US$1.00)
Period	Period End	Average(1)	Low	High

2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 17)	6.1976	6.2010	6.2152	6.1930
____________
Source: H.10 weekly statistical release of the Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Our Industry

If our investments in our mobile and online platforms are not successful, our business and results of operations may be adversely affected.

We have devoted significant efforts to developing our mobile and online platforms. On January 1, 2012, we launched  Baowang (www.baoxian.com), an online insurance marketplace which allows customers to search, and purchase a wide range of insurance products, including travel insurance, accident insurance and homeowner insurance from various insurance carriers. In October 2012, we launched CNpad, the mobile workstation of our proprietary sales support system, which enables sales agents to help their clients to compare price, policy benefits and services from different insurance carriers’ policies, and to apply for and complete the purchase of the policy that best suits their clients’ needs anywhere and anytime. In August 2014, we unveiled eHuzhu (www.ehuzhu.com), an online non-profit mutual aid platform that provides low-cost risk-protection programs on a mutual aid basis among program members. In August 2014, we also rolled out Chetong.net (www.chetong.net), a public service platform for the insurance industry that integrates claims adjustment and auto service resources from around the country to provide services such as damage assessment, loss estimations, emergency assistance, quick repair and valet services through a location-based services system. In the next few years, we intend to continue to devote significant resources to improving the technology and content of our existing online and mobile initiatives and launching marketing campaigns to increase consumer awareness of these online and mobile solutions or platforms. However, our efforts to develop our mobile and online platforms may not be successful or yield the benefits that we anticipate due to our limited experience in the online and mobile insurance distribution business. In addition, our expansion may depend on a number of factors, many of which are beyond our control, including but not limited to:

•	the effectiveness of our marketing campaign to build brand recognition among consumers and our ability to attract and retain customers;

•	the acceptance of third-party e-commerce platforms as an effective channel for underwriters to distribute their insurance products;

•	the acceptance of CNpad as an effective tool for sales agents;

•	public concerns over security of e-commerce transactions and confidentiality of information;

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

On December 10, 2014, the China Insurance Regulatory Commission, or CIRC, released and solicited public comments on the Interim Measures for the Supervision of Internet Insurance Business (Draft for Comment), or Interim Measures, which sets forth the qualifications and procedures for insurance intermediaries to operate internet insurance businesses in China. Since online insurance distribution has emerged only recently in China and is evolving rapidly, the CIRC may implement new laws and regulations to govern this sector from time to time. Although we have obtained necessary approvals and licenses and meet qualification requirements for the operation of the Interim Measures, we cannot assure you that our operation will always be consistent with the changes and further development of regulations applicable to us or we will be able to obtain necessary approvals and licenses as required on a timely basis.

Any failure to successfully identify the risks as part of our expansion into the online and mobile insurance distribution business may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.

In addition, our efforts to enhance our technological capabilities and establish a leading position in the online and mobile insurance distribution and online claims settlement markets requires us to incur significant research and development and marketing expenses which may adversely impact our profitability in the near term.

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

We commenced our insurance intermediary business in 1999 and have expanded our operations substantially in recent years. Our distribution and service networks expanded from one company in one province to 37 insurance agencies, two insurance brokerages and four claims adjusting firms in 27 provinces as of March 31, 2015. Meanwhile, we have broadened our service offerings from the distribution of only automobile insurance products to cover a wide variety of property and casualty insurance and life insurance products and insurance claims adjusting services. In addition, in 2014 we unveiled eHuzhu, an online non-profit mutual aid platform, and Chetong.net, an online insurance service platform. We anticipate continued growth in the future through multiple means. Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. To manage and support our continued growth, we must continue to improve our operational, administrative, financial and technological systems, procedures and controls, and expand, train and manage our growing employee and agent base. Furthermore, our management will be required to maintain and expand our relationships with insurance companies, other insurance intermediaries, regulators and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. We also cannot assure you that new product and platform offerings will be accepted by consumers or other industry participants or that we will be able to successfully integrate new products into our greater insurance service platform. Any failure to effectively and efficiently manage our expansion could materially and adversely affect our ability to capitalize on new business opportunities, which in turn could have a material adverse effect on our results of operations.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates, which could adversely affect our growth.

Since our initial public offering in October 2007, we have significantly expanded our operations through a number of acquisitions. We expect some portion of our future growth to come from acquisitions of high-quality independent insurance intermediary companies or companies that can complement our existing business and help improve our customers’ experience. There is no assurance that we can successfully identify suitable acquisition candidates. Even if we identify suitable candidates, we may not be able to complete an acquisition on terms that are commercially acceptable to us. In addition, we compete with other entities to acquire high-quality independent insurance agencies, brokerages and claims adjusting firms. Our competitors may be able to outbid us for these acquisition targets. If we are unable to complete acquisitions, our growth strategy may be impeded and our earnings or revenue growth may be negatively affected.

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

When we acquire a business, a substantial portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the fair value of purchase price and any controlling interest over the net identifiable tangible assets acquired. As of December 31, 2014, goodwill represented RMB133.5 million (US$21.5 million), or 4.0% of our total shareholders’ equity, and other net intangible assets represented RMB31.6 million (US$5.1 million), or 0.9% of our total shareholders’ equity. Our management performs impairment assessment annually, and in 2011 we recognized an impairment loss of RMB1.1 billion, though we did not recognize any impairment loss in 2012, 2013 or 2014. Under current accounting standards, if we determine that goodwill or intangible assets are impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. As we implement our growth strategy through acquisitions, goodwill and intangible assets may comprise an increasingly larger percentage of our shareholders’ equity. As such, any write-down related to such goodwill and intangible assets may adversely and materially affect our shareholders’ equity and financial results.

Because the commission and fee revenue we earn on the sale of insurance products is based on premiums, commission and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on our results of operations.

We are engaged in the insurance agency, insurance brokerage and claims adjusting businesses and derive revenues primarily from commissions and fees paid by the insurance companies whose policies our customers purchase and to whom we provide claims adjusting services. The commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge or the amount recovered from insurance companies. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies. These factors, which are not within our control, include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products such as government benefits and self-insurance plans, as well as the tax deductibility of commissions and fees and the consumers themselves. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by CIRC.

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

We primarily act as agents for insurance companies in distributing their products to retail customers. We also provide claims adjusting services principally to insurance companies. Our relationships with the insurance companies are governed by agreements between us and the insurance companies. We have entered into strategic partnership agreements with most of our major insurance company partners for the distribution of life, property and casualty insurance products and the provision of claims adjusting services at the corporate headquarters level. While this approach allows us to obtain more favorable terms from insurance companies by combining the sales volumes of our affiliated insurance agencies and brokerages, it also means that the termination of a major contract could have a material adverse effect on our business. Under the framework of the headquarter-to-headquarter agreements, our affiliated insurance agencies, brokerages and claims adjusting firms generally also enter into contracts at a local level with the respective provincial, city and district branches of the insurance companies. Generally, each branch of these insurance companies has independent authority to enter into contracts with our affiliated insurance agencies, brokerages and claims adjusting firms, and the termination of a contract with one branch has no significant effect on our contracts with the other branches. See “Item 4. Information on the Company — B. Business Overview — Insurance Company Partners.” These contracts establish, among other things, the scope of our authority, the pricing of the insurance products we distribute and our fee rates. These contracts typically have a term of one year and some of them can be terminated by the insurance companies with little advance notice. Moreover, before or upon expiration of a contract, the insurance company that is a party to that contract may agree to renew it only with changes in its terms, including the amount of commissions and fees we receive, which could reduce our revenues from that contract.

For the year ended December 31, 2014, our top five insurance company partners were PICC Property and Casualty Company Limited, or PICC P&C, Ping An Property & Casualty Insurance Company of China, Ltd., or Ping An, China Pacific Property Insurance Co., Ltd., or CPIC, Taiping General Insurance Co., Ltd., , or Taiping  and Alltrust Property Insurance Company Ltd, or Alltrust. Among them, PICC P&C, Ping An and CPIC each accounted for more than 10% of our total net revenues in 2014, with PICC P&C accounting for 20.6%, Ping An accounting for 13.7%, and CPIC accounting for 11.9% of our total net revenues. The termination of our contracts with insurance companies that in aggregate account for a significant portion of our business, or changes to material terms of these contracts, could adversely affect our business and operating results.

Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.

We currently operate through our majority-owned and affiliated insurance agencies, brokerages and claims adjusting firms located in 27 provinces in China. These companies report their results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of negative business developments such as losses of relationships with insurance companies, regulatory inquiries or any other negative events, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

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

In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, sensitive trade information, key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us which contains confidentiality and non-competition provisions. These agreements generally have an initial term of three years, and are automatically extended for successive one-year terms unless terminated earlier pursuant to the terms of the agreement. See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements” for a more detailed description of the key terms of these employment agreements. If any disputes arise between any of our senior executives or key personnel and us, we cannot assure you of the extent to which any of these agreements may be enforced.

Salesperson and employee misconduct is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.

Salesperson and employee misconduct could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:

•	making misrepresentations when marketing or selling insurance to customers;

•	hindering insurance applicants from making full and accurate mandatory disclosures or inducing applicants to make misrepresentations;

•	hiding or falsifying material information in relation to insurance contracts;

•	fabricating or altering insurance contracts without authorization from relevant parties, selling false policies, or providing false documents on behalf of the applicants;

•	falsifying insurance agency business or fraudulently returning insurance policies to obtain commissions;

•	colluding with applicants, insureds, or beneficiaries to obtain insurance benefits;

•	engaging in false claims; or

•	otherwise not complying with laws and regulations or our control policies or procedures.

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

All of our personnel who engage in insurance agency, brokering and claims adjusting activities are required under relevant PRC regulations to obtain a qualification certificate from the CIRC and a “Qualification Certificate” from the insurance company or insurance intermediary company to which he or she belongs. See “Item 4. Information on the Company — B. Business Overview — Regulation.” In addition, we understand that the CIRC requires that every individual agent or broker carry the qualification certificate issued by the insurance company or insurance intermediary company to which he or she belongs and other credentials showing specified information when conducting agency and brokerage business. Under the relevant PRC regulations, such as the Measures on the Supervision and Administration of Insurance Salespersons, and the Measures on the Supervision and Administration of insurance brokers and claims adjustors issued by the CIRC in January 2013, an insurance agency, brokerage or claims adjusting firm that retains unqualified personnel to engage in insurance intermediary activities may be imposed a fine ranging from RMB20,000 to RMB100,000 per agency by the CIRC. As of March 31, 2015, approximately 88.2% of our sales professionals had received a qualification certificate. If more local CIRC agencies were to strictly enforce these regulations in the future, and if a substantial portion of our sales force remains unqualified, our business may be adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance professionals to obtain the necessary CIRC qualification certificate. Such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

The fee-based revenue scheme adopted by several of our affiliated property and casualty insurance agencies may be subject to challenge by the PRC tax authorities.

From the second quarter of 2009 to the first quarter of 2011, several of our affiliated property and casualty insurance agencies had adopted a trial fee-based revenue scheme. Under this scheme, revenues of these affiliated agencies were reported on a net basis. If the PRC tax authorities determine that the tax liability assessment of those eight affiliated agencies under the trial revenue scheme is inappropriate, the business tax liabilities of our affiliated agencies could increase and our affiliated agencies may be subject to fines for tax underpayment, which may materially adversely affect our results of operations.

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

Our business could be negatively impacted if we are unable to adapt our services to continued regulatory change in China.

China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry. For example, pursuant to the Decision on Revising the Regulatory Provisions on Professional Insurance Agencies and the Decision on Revising the Regulatory Provisions on the Supervision of Insurance Brokerages, both promulgated on April 27, 2013, the minimum registered capital requirements for insurance agencies and brokerages increased substantially. See “Item 4. Information on the Company — B. Business Overview — Regulation.” This increase reduced the amount of cash available for other business purposes. According to the Opinions on Improving Sales Agent Management System and Opinions on Encouraging and Supporting the Healthy Development of Private Investment issued by the CIRC on September 20, 2010 and June 15, 2012, respectively, insurance companies are encouraged to establish exclusive sales agencies or insurance sales companies and all types of capital, including foreign capital and capital from the private sectors are encouraged to invest in large scale insurance agencies and insurance sales companies. Furthermore, the CIRC promulgated the Circular on Supporting the Specialized Operation of Automobile Companies’ Insurance Intermediary Business which encouraged automobile companies to establish insurance agencies or insurance brokerage companies, or to outsource their insurance business to professional insurance agencies or brokerage companies. These changes may lead to greater competition among insurance agencies and our business operations and growth outlook could be materially and adversely affected.

In July 2014, the CIRC promulgated the Consultation Paper of the Rules on Deepening the Pricing Reform of Commercial Auto Insurance Policies, allowing insurers to set their own premium rates for auto insurance policies based on a new pricing model. Under the new pricing model, the premium of an auto insurance policy will be determined based on pure risk premium, loadings and premium adjustment factors, and the pricing in both direct sales and through intermediary channels will be based on the same pricing model. In January 2015, the CIRC promulgated the Guidelines on Deepening the Pricing Reform of Commercial Auto Insurance Policies, granting insurers more flexibility in auto insurance premiums based on their own operational conditions. If we are unable to successfully adapt our services to the changes resulting from this or similar regulatory action, our business could be adversely impacted.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. See “Item 15. Controls and Procedures.” However, there is no assurance that we will be able to maintain effective internal controls over financial reporting in the future. If we fail to do so, we may not be able to produce reliable financial reports and prevent fraud. Moreover, if we are not able to conclude that we have effective internal controls over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

We may face legal action by former employers or principals of entrepreneurial agents who join our distribution and service network.

Competition for productive sales agents is intense within the Chinese insurance industry. When an entrepreneurial agent leaves his or her employer or principal to join our distribution and service network as our sales agent, we may face legal action by his or her former employer or principal of the entrepreneurial agent on the ground of unfair competition or breach of contract. As of the date of this annual report, there has been no such action filed or threatened against us. We cannot assure you that this will not happen in the future. Any such legal actions, regardless of merit, could be expensive and time-consuming and could divert resources and management’s attention from the operation of our business. If we were found liable in such a legal action, we might be required to pay substantial damages to the former employer or principal of the entrepreneurial agent, and our business reputation might be harmed. Moreover, the filing of such a legal action may discourage potential entrepreneurial agents from leaving their employers or principals, thus reducing the number of entrepreneurial agents we can recruit and potentially harming our growth prospects.

If we are unable to successfully expand into the consumer financial services and wealth management sectors, our business and results of operations may be adversely affected.

We have previously expanded into complementary business areas to leverage our existing sales network, customer resources and operating platform so as to better serve our customers’ needs for insurance protection, financing and wealth management. For example, in October 2009, we acquired 20.6% equity interest in Sincere Fame International Limited, or Sincere Fame, which owns 100% of the equity interest in China Financial Services Group Limited, or CFSG, a consumer financial services provider. In November 2010 we formed a joint venture, named CNinsure Puyi Investment Management Co., Ltd., or Puyi Investment, (which we later renamed as CNinsure Puyi Fund Sales Co. Ltd., or Puyi Fund Sales, after obtaining the license to distribute mutual funds in March 2013) in which we beneficially own 19.5% of the equity interests. See “Item 4. Information on the Company — C.Organizational Structure — Principal Changes in Corporate Structure” for information on the restructuring of Puyi Fund Sales. Puyi Fund Sales is a financing platform for mutual funds and trust companies. However, in 2014 we discontinued offering wealth management products to our customers on a referral basis because of tightened regulation on the distribution of wealth management products by insurance intermediaries. If we decide to again attempt offering wealth management products, our efforts to do so may not be successful and may subject us to risks associated with operating in the consumer financial services sectors in China, including but not limited to, changes in monetary or industry policies and other economic measures that may affect our cooperation with financial institutions and their product supply, as well as competition from other consumer credit brokerage companies and other financial services companies that offer wealth management products. Any failure to successfully identify, execute and integrate acquisitions, investments, joint ventures and alliances as part of any attempted expansion into the consumer financial services sector may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.

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

Our customer database holds confidential information concerning our customers. We may be unable to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our customers to us. Confidential information of our customers may also be misappropriated or inadvertently disclosed through employee misconduct or mistake. We may also in the future be required to disclose to government authorities certain confidential information concerning our customers.

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

Historically, PRC laws and regulations have restricted foreign investment in and ownership of insurance intermediary companies. In recent years, some rules and regulations governing the insurance intermediary sector in China have begun to encourage foreign investment. For instance, under the Closer Economic Partnership Arrangement, or CEPA, Supplement IV signed in July 2007 and CEPA Supplement VIII signed on December 13, 2011, between the PRC Ministry of Commerce and the governments of Hong Kong and Macao Special Administrative Region, local insurance agencies in Hong Kong and Macao are allowed to set up wholly-owned insurance agency companies in Guangdong Province if they meet certain threshold requirements. On December 26, 2007, the CIRC issued an Announcement on the Establishment of Wholly-owned Insurance Agencies in Mainland China by Hong Kong and Macao Insurance Agencies, which sets forth specific qualification criteria for implementation purposes. On August 26, 2010, the CIRC released a Circular on the Cancellation of the Fifth Batch of Administrative Approval Items, pursuant to which foreign ownership in a professional insurance intermediary in excess of 25% only requires a filing to be made with the relevant authorities and no longer requires prior approval. Accordingly, in October 2011 we commenced a restructuring of our Company which resulted in us obtaining direct controlling equity ownership in all of our insurance intermediary companies. See “Item 4. Information on the Company — C. Organizational Structure.”

However, there remains uncertainty regarding the interpretation and implementation of the relevant regulations and the timing of the restructuring process. In addition, restrictions by PRC laws and regulations on foreign investments in and ownership of internet businesses still exists. Therefore, we conduct a small part of our operations in China through contractual arrangements among our PRC subsidiaries and consolidated affiliated entities (namely Yihe Investment, Xinbao Investment and their subsidiaries and Dianliang Information, the holding company of eHuzhu.com, an online non-profit mutual aid platform that we launched in July 2014). The subsidiaries of our consolidated affiliated entities hold the licenses and permits necessary to conduct our online operations in China. Our contractual arrangements with our consolidated affiliated entities and their shareholders enable us to:

•	exercise effective control over our consolidated affiliated entities;

•	have an exclusive option to purchase part of the equity interests in each of our consolidated affiliated entities when and to the extent permitted by PRC law; and/or

•	receive a substantial portion of the economic benefits from our consolidated affiliated entities in consideration for the services provided by our subsidiaries in China.

Because of these contractual arrangements, we are the primary beneficiary of our consolidated affiliated entities and have consolidated them into our consolidated financial statements. If we, our PRC subsidiaries and consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the CIRC, will have broad discretion in dealing with such violations, including:

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

Any of these or similar actions could cause disruptions to our business, as well as reduce our revenues, profitability and cash flows. In addition, if any of these actions results in our inability to direct the activities of our consolidated affiliated entities and their subsidiaries that most significantly impact their economic performance, and/or such actions prevent us from receiving the economic benefits from our consolidated variable interest entities, we may not be able to consolidate the financial results of these variable interest entities into our consolidated financial statements in accordance with U.S. GAAP.

In January 2015, the Ministry of Commerce, or the MOC, published a draft of the proposed Foreign Investment Law, which expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council later, if the FIE is engaged in the industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOC, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

 There is substantial uncertainty regarding the draft Foreign Investment Law, including, the content of its final form and the timing of its adoption and implementation. It is uncertain whether the internet industry or online operation, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

We rely on contractual arrangements with our consolidated affiliated entities and their shareholders to conduct part of our China operations, which may not be as effective in providing operational control as direct ownership.

Although we have obtained full ownership in Meidiya Investment Co. Ltd. or Meidiya Investment, and its subsidiaries, in January 2015, the organizational restructuring is still an ongoing process and we have relied and expect to continue to rely on contractual arrangements with our PRC consolidated affiliated entities and individual shareholders to operate part of our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company — C.Organizational Structure.” These contractual arrangements may not be as effective in providing us with control over our consolidated affiliated entities as direct ownership.

If we had direct controlling ownership of our consolidated affiliated entities, we would be able to exercise our rights as a controlling shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if our consolidated affiliated entities and their shareholders fails to perform their obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of our consolidated affiliated entities were to refuse to transfer their equity interest in such entities to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations.

All of our contractual arrangements with our consolidated affiliated entities and their individual shareholders are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected.

The individual shareholders of Yihe Investment, Xinbao Investment and Dianliang Information, our consolidated affiliated entities, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

As of March 31, 2015, Mr. Qiuping Lai and Mr. Peng Ge together held 80% in Yihe Investment, Mr. Chunlin Wang and Mr. Yuan Tian together held 100% of the equity interest in Xinbao Investment, and Mr. Rannuo Hu, held 100% of the equity interest in Dianliang Information. Conflicts of interest may arise between the dual roles of Mr. Qiuping Lai, Mr. Peng Ge, Mr. Chunlin Wang, Mr. Yuan Tian and Mr. Rannuo Hu as a shareholder of our consolidated affiliated entities and as an executive officer or employee of our company. We do not have existing arrangements to address these potential conflicts of interest and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor.

Contractual arrangements we have entered into with our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between us and our consolidated affiliated entities are not on an arm’s-length basis and adjust the income of our consolidated affiliated entities in the form of a transfer pricing adjustment. Particularly, the State Administration of Taxation issued a Public Notice, or Public Notice 16, on March 18, 2015, to further regulate and strengthen the transfer pricing administration on outbound payments by a PRC enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a PRC enterprise to its overseas related parties must comply with arm’s-length principles, Public Notice 16 specifies certain circumstances whereby such payments are not deductible for the purpose of the enterprise income tax of the PRC enterprise, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the PRC enterprise to obtain direct or indirect economic benefits, or for services that are unrelated to the functions and risks borne by the PRC enterprise, or relate to the protection of the investment interests of the direct or indirect investor of the PRC enterprise, or for services that have already been purchased from a third party or undertaken by the PRC enterprise itself, and royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the creation of such intangible assets. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our consolidated affiliated entities, which could in turn increase their respective tax liabilities. Moreover, the PRC tax authorities may impose penalties on our consolidated affiliated entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected by the occurrence of any of the foregoing.

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

Any loans we make to any of our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), CNinsure Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (also known as Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd.), or Zhonglian Enterprise, CNinsure Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (also known as Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd.), or Xinlian Information, and Bao Si Kang Information Technology (Shenzhen) Co., Ltd., or Bao Si Kang Information, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK$300 million (US$48.4 million) in foreign debts as of March 31, 2015. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

Any loans we make to any of our indirectly-held PRC subsidiaries (those PRC subsidiaries which we hold indirectly through Zhonglian Enterprise, Xinlian Information and Bao Si Kang Information) or to any of our PRC consolidated affiliated entities, all of which are treated as PRC domestic companies rather than foreign-invested enterprises under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, medium- and long-term international commercial loans to PRC domestic companies are subject to approval by the National Development and Reform Commission. Short-term international commercial loans to PRC domestic companies are subject to the balance control system effected by the SAFE. Due to the above restrictions, we are not likely to make loans to any of our indirectly-held PRC subsidiaries or to any of our consolidated affiliated entities.

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

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB converted from foreign currencies shall be used only for purposes within the business scope as approved by the authorities in charge of foreign investment or by other government authorities and as registered with the State Administration for Industry and Commerce and, unless set forth in the business scope or in other regulations, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including heavy fines. As a result, Circular 142 may significantly limit our ability to provide additional funding to our PRC subsidiaries and consolidated affiliated entities through our directly-held PRC subsidiaries in the PRC, which may adversely affect our ability to expand our business.

However, on March 30, 2015, SAFE promulgated Circular 19, a notice on reforming the administrative approach regarding the settlement of the foreign exchange capitals of foreign-invested enterprises, which will become effective on June 1, 2015. The new notice states that foreign-invested enterprises shall be allowed to settle their foreign exchange capitals on a discretionary basis. The discretionary settlement by a foreign-invested enterprise of its foreign exchange capital shall mean that the foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis. The SAFE may adjust the foregoing percentage as appropriate according to balance of payments situations. As a result, Circular 19 will relax the limitation of our ability to provide additional funding to our PRC subsidiaries and consolidated affiliated entities through our directly-held PRC subsidiaries in the PRC.

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

We have been advised by our PRC counsel, Global Law Office, that pursuant to the EIT Law and the Implementation Rules, dividends payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary InsCom HK Limited, in which we indirectly hold a 65.1% equity interest, may be subject to a withholding tax at a rate of 5%. The British Virgin Islands, where our wholly-owned subsidiary and the 100% shareholder of Zhonglian Enterprise and Xinlian Information is incorporated, does not have such a tax treaty with China. Under the EIT Law and the Implementation Rules, if we are regarded as a resident enterprise, the dividends we receive from our PRC subsidiaries will be exempt from the EIT. If, however, we are not regarded as a resident enterprise, our PRC subsidiaries will be required to pay a 5% or 10% withholding tax, as the case may be, for any dividends they pay to us. As a result, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, could be materially reduced.

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

We are a holding company, and we rely principally on dividends from our subsidiaries in China and service, license and other fees paid to our subsidiaries by our consolidated affiliated entities for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. In addition, each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of its board. These reserves are not distributable as cash dividends. As of December 31, 2014, the total retained earnings of our PRC subsidiaries available for dividend distributions were RMB2.0 billion (US$317.1 million). Furthermore, if our subsidiaries and consolidated affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and consolidated affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

On October 21, 2005, the SAFE issued a Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China, referred to in the notice as an “offshore special purpose company,” for the purpose of raising capital backed by assets or equities of PRC companies. PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. On July 4, 2014, the SAFE issued the Notice on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Return on Investment Conducted by PRC Residents via Special-Purpose Companies, or SAFE Circular 37, simultaneously repealing SAFE Circular 75. SAFE Circular 37 also requires PRC residents to register with relevant Foreign Exchange Bureau for foreign exchange registration of overseas investment before making contribution to a special purpose company, or SPC, with legitimate holdings of domestic or overseas assets or interests. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange — Foreign Exchange Registration of Offshore Investment by PRC Residents.”

We have requested our beneficial owners who to our knowledge are PRC residents to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. We attempt to comply, and attempt to ensure that our beneficial owners who are subject to these rules comply with the relevant requirements. However, we cannot assure you that all of our beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules. The failure of these beneficial owners to timely amend their SAFE registrations pursuant to SAFE Circular 37 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

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

On February 15, 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals' Participation in Equity Incentive Plans of Companies Listed Abroad, or the No. 7 Notice, which supersedes the Operation Rules on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule, in its entirety and immediately became effective upon circulation. According to the No. 7 Notice, domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are Chinese citizens (including citizens of Hong Kong, Macao and Taiwan) or foreign individuals who consecutively reside in the territory of RPC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues like foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues like exercise of options, purchasing and sale of related stocks or equity, and funds transfer. As an overseas publicly listed company, we and our employees who have been granted stock options or any type of equity awards may be subject to the No. 7 Notice. If we or our employees who are subject to the No. 7 Notice fail to comply with these regulations, we may be subject to fines and legal sanctions. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange — SAFE Regulations on Employee Share Options.”

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The regulation discussed in the preceding risk factor also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. To date, we have conducted our acquisitions in China exclusively through our PRC consolidated affiliated entities. In the future, we may grow our business in part by directly acquiring complementary businesses rather than through our PRC consolidated affiliated entities Complying with the requirements of the new regulations to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may prevent us from completing such transactions on a timely basis, or at all, which could affect our ability to expand our business or maintain our market share.

The PRC Labor Contract Law and its implementing rules may adversely affect our business and results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. On September 18, 2008, the State Council adopted the implementing rules for the Labor Contract Law, which became effective upon adoption. On December 28, 2012, the Standing Committee of the National People's Congress of China promulgated the Decision on Revising the Labor Contract Law, which became effective on July 1, 2013. The Labor Contract Law and its implementing rules together with the aforesaid revising decision impose and will impose greater liabilities on employers and significantly affect the cost of an employer’s decision to reduce its workforce. In the event that we decide to significantly reduce our workforce, the Labor Contract Law and its implementing rules together with the aforesaid revising decision could adversely affect our ability to effect these changes cost-effectively or in the manner we desire, which could lead to a negative impact on our business and results of operations.

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

As of March 31, 2015, our executive officers, directors and principal shareholders beneficially owned approximately 47.2% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other noncontrolling shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board, or the PCAOB, and, as such, you are deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the Peoples’ Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditors are not currently inspected fully by the PCAOB.

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

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Mainland Chinese affiliates of the “big four” accounting firms, (including the Mainland affiliate of our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes- Oxley Act of 2002, as the auditors located in Mainland China are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings affect equally all audit firms based in Mainland China and all China based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms in Mainland China should be barred from practicing before the Commission for six months. Although the principal auditor of our financial statements is Deloitte Touche Tohmatsu in Hong Kong, which is not subject to the proceedings or the Initial Decision, our auditors use their Mainland China affiliate to assist in the auditing of the Mainland China components of our operations.

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

We were a passive foreign investment company for the taxable year ended December 31, 2014, which could result in adverse United States federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2014. In addition, it is likely that one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2014, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

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

We established two insurance agencies to distribute insurance products in Beijing and Guangdong in April and May 2002, respectively.

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

In December 2005, an entity affiliated with CDH Growth Capital Holdings Company Limited, or CDH Growth Capital Holdings, a private equity firm, subscribed for approximately 26.4% of the equity interests in CISG Holdings, through CDH China Holdings Management Company Limited. In January 2015, CDH Growth Capital Holdings agreed to sell all of its equity interests in our company to certain members of our management.

We commenced our life insurance business by acquiring controlling interests in three insurance agencies in Sichuan, Hebei and Fujian in 2006. From 2006 to 2007, we further expanded our operations by establishing five insurance agencies and one insurance brokerage in Shandong, Hunan, Shenzhen , Shanghai, Fujian and Guangdong in 2006.

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

Since 2008, we have further extended our distribution and service network by establishing six insurance agencies and acquiring controlling interests in 18 insurance intermediary companies (excluding Datong and its subsidiaries).

We have also further expanded our product and service portfolio. In 2008, we began offering claims adjusting services by acquiring controlling interests in four claims adjusting firms. In October 2009, we invested in CFSG to expand into the consumer financial services sector. In 2010, we acquired a majority equity interest in InsCom Holdings Limited, or InsCom Holdings, to build our e-commerce platform. In June 2010, we established an insurance brokerage business unit to expand our product offerings from retail to commercial lines. In 2012, we started to offer wealth management products to our customers on a referral basis, though for regulatory reasons we have temporarily discontinued such sales since 2014.

In April 2014, we established Dianliang Information, as the holding company for eHuzhu (www.ehuzhu.com), an online mutual aid platform that we launched in July 2014. In June 2014, we established Shenzhen Chetong Network Technology Co., Ltd., or Chetong Network, as the holding company for Chetong.net, an internet-based service platform for the insurance industry, which we launched in August 2014.

As of March 31, 2015, we, through our PRC subsidiaries and our consolidated affiliated entities, directly or indirectly, own majority interests of 37 insurance agencies, two insurance brokerage companies, four insurance claims adjusting firms, one online insurance marketplace, one online insurance service platform and one online mutual aid platform in the PRC. We also own a 20.6% equity interest in a financial services company and a 19.5% equity interest in a wealth management service company.

See “Item 4. Information on the Company — C. Organizational Structure” for more information on our corporate structure changes.

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

Recent Acquisitions

In January 2015, we acquired the remaining 49% of the equity interest in Henan CNinsure Anlian Insurance Agency Co., Ltd. or Henan Anlian, for a total consideration of RMB68 million (US$11.0 million), increasing our shareholdings in Henan Anlian from 51% to 100%.

In January 2015, we acquired an additional 36.5% of the equity interest in Hebei Fanlian Insurance Agency Co., Ltd. or Hebei Fanlian, for a total consideration consisting of RMB40 million (US$6.4 million) in cash and 12.5% equity interest in the business of Hebei Branch of CNinsure Lianxing Insurance Sales Co., Ltd., increasing our shareholdings in Hebei Fanlian from 51% to 87.5%.

On April 30, 2014, we, through CNinsure Times Insurance & Sales Service Co., Ltd., or CNinsure Times, our wholly-owned subsidiary, acquired an additional 70% of the equity interest in Jiaxing Lianbao Insurance Agency Co., Ltd. or Jiaxing Lianbao, for a total consideration of RMB21 million (US$3.4 million), increasing our shareholdings in Jiaxing Lianbao from 30% to 100%.

On April 30, 2014, we, through CNinsure Times, acquired 100% of the equity interest in Wenzhou Huilian Insurance Agency Co., Ltd., or Wenzhou Huilian, an insurance agency primarily engaged in the distribution of property and casualty insurance products to individuals, for a total consideration of RMB16 million (US$2.6 million).

On April 30, 2014, we, through CNinsure Times, acquired 100% of the equity interest in Nanjing Yukai Insurance Agency Co., Ltd., or Nanjing Yukai, an insurance agency primarily engaged in the distribution of property and casualty insurance products to individuals, for a total consideration of RMB27 million (US$4.4 million).

In July 2014, we also acquired an additional 90% of the equity interest in a claims adjusting firm at its book value of RMB4.2 million (US$0.7 million) increasing our shareholdings in the claims adjusting firm from10% to 100%, and 100% of the equity interest in a health management company for a nominal consideration of RMB1.0.

Capital Expenditure

Our capital expenditures have been used primarily to construct our online platforms, including CNpad, Chetong.net, Baoxian.com and eHuzhu, construct our operating platform, including our Core Business System and ERP-based financial and accounting system and to purchase automobiles and office equipment for newly established insurance intermediary companies. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

B.	Business Overview

We are a leading independent online-to-offline financial services provider in China. Through our online platforms and offline sales and service network, we distribute to individual and institutional customers in China a wide variety of property, casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China and provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations. We also provide certain insurance and vehicle-related value-added services, such as 24-hour emergency services in select cities and assistance with claim settlement, to individuals and institutions.

We distribute insurance products to customers primarily through our sales agents and brokers, and provide claims adjustment services through our claims adjustors. With 66,859 sales agents, 26 brokers, 1,434 claims adjustors, 13,724 service representatives and 574 sales and service outlets as of March 31, 2015, our distribution and service network reaches 27 out of 34 provinces in China, including some of the most economically developed regions and affluent cities.

Technological developments and the growth of mobile internet access have significantly changed the way we operate our business. For instance, we develop and implement mobile applications for our sales agents, through which they can access a broad range of auto insurance and life insurance products from multiple insurance companies, and compare prices and purchase insurance products on their mobile devices for their clients.

We also operate an insurance marketplace, www.baoxian.com, which allows customers to directly compare and shop for hundreds of accident, health, travel and homeowner insurance products from dozens of insurance companies online.

In August 2014, we launched Chetong.net, an online service platform for the insurance industry. This online platform integrates auto and insurance service resources across the nation by using location-based services technology. As of March 31, 2015, this platform enables insurance companies to locate the nearest service representative from over 13,724 registered service representatives for various value-added services such as surveys, loss estimations, designated driving, repairing assistance and emergency assistance.

In July 2014, we launched eHuzhu, www.ehuzhu.com, a non-profit online mutual aid platform. eHuzhu provides low-cost alternative risk-protection programs on a mutual aid basis among program members. As of March 31, 2015, eHuzhu has attracted over 291,716 registered members.

We are compensated for our insurance agency, insurance brokerage and claims adjusting services primarily by commissions and fees paid by insurance companies, typically based on a percentage of the premium paid by the insured or a percentage of the amount recovered from insurance companies. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold.

As of March 31, 2015, we had one online insurance marketplace, one online insurance service platform and one online mutual aid platform, and 43 insurance intermediary companies in the PRC, of which 37 are insurance agencies including three with national operating licenses, two are insurance brokerages and four are insurance adjusting firms. We also own 20.6% of the equity interests in a financial service company which is primarily engaged in the origination and management of small loans made to individuals, loan repackaging, asset management-related services to financial institutions and mortgage agency services to individuals, as well as 19.5% of the equity interests in a wealth management service company.

The professional insurance intermediary sector in China is highly fragmented. We believe this offers substantial opportunities for further growth and consolidation. The proliferation of internet access also presents us with huge opportunities to directly reach out to a much broader customer base. We intend to take advantage of these opportunities to increase our market share by aggressively developing and promoting our online platforms, expanding our offline distribution and service network and broadening our product portfolio.

Segment Information

In the first quarter of 2014, we realigned our financial reporting structure to more accurately reflect our organizational structure and changing business mix. Under the realigned business structure, our business is divided into three major reporting operating segments: (1) insurance agency, (2) insurance brokerage, and (3) claims adjusting. The insurance agency segment provides a broad range of property and casualty and life insurance products to individual customers. The insurance brokerage segment primarily provides commercial lines of property and casualty insurance, group life insurance programs and risk management consulting services to businesses and reinsurance brokerage services to insurance companies. The claims adjusting segment provides claims adjusting services to insurance companies that choose to outsource some or all of their claims functions. Our businesses which fall outside of the three principal operating segments are classified as other services, which mainly include non-insurance related services such as the wealth management products we offered in 2012 and 2013.

Insurance Agency Segment

Our insurance agency segment accounted for 82.3%, 80.7% and 75.6% of our net revenues in 2012, 2013 and 2014, respectively. Revenue from this segment is derived from two broad categories of insurance products: (i) property and casualty insurance products, and (ii) life insurance products, both primarily focused on meeting the insurance needs of individuals. The insurance products we sell are underwritten by leading insurance companies in China.

Property and Casualty Insurance Products

Our main property and casualty insurance product is automobile insurance. In addition, we also offer individual accident insurance, travel insurance, disability income insurance, commercial property insurance, construction insurance products and other property and casualty products. The property and casualty insurance products we distribute to individual customers can be further classified into the following categories:

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

The property and casualty insurance products we distributed in 2014 were primarily underwritten by PICC P&C, CPIC, Ping An, Taiping and Alltrust.

Life Insurance Products

The life insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below:

•
Individual Whole Life Insurance. The individual whole life insurance products we distribute provide insurance for the insured person’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount of the policy or, for some policies, the face amount plus accumulated interest is paid upon the death of the insured.

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

•
Individual Health Insurance. The individual health insurance products we distribute primarily consist of catastrophic health insurance products, which provide guaranteed benefits for specified serious illnesses and medical insurance, which provides conditional reimbursement for medical expenses during the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period.

•
Group Life Insurance. We distribute several group life insurance products, including group health insurance. These group products generally have a policy period of one year and require a single premium payment.

In addition to the periodic premium payment schedules described above, most of the individual life insurance products we distribute also allow the insured to choose to make a single, lump-sum premium payment at the beginning of the policy term. If a periodic payment schedule is adopted by the insured, a life insurance policy can generate periodic payment of fixed premiums to the insurance company for a specified period of time. This means that once we sell a life insurance policy with a periodic premium payment schedule, we will be able to derive commission and fee income from that policy for an extended period of time, sometimes up to 25 years. Because of this attractive feature and the expected sustained growth of life insurance sales in China, we have focused significant resources since 2006 on developing our capability to distribute individual life insurance products with periodic payment schedules. We expect that sales of life insurance products will continue to become an important source of our revenue in the next several years. The life insurance products we distributed in 2014 were primarily underwritten by AVIVA-COFCO Life Insurance Co., Ltd., Taikang Life Insurance Co., Ltd., Great Wall Life Insurance Co., Ltd., Huaxia Life Insurance Co., Ltd., and Haikang  Life Insurance Co., Ltd.

Insurance Brokerage Segment

Our insurance brokerage segment accounted for 3.1%, 3.6% and 10.8% of our net revenues in 2012, 2013 and 2014, respectively. Our insurance brokerage segment primarily markets and sells commercial lines of property and casualty insurance products, group life insurance products, liability insurance products and credit insurance products to corporate clients. This segment also offers risk management services to enterprises in various industries and reinsurance brokerage services to insurance companies. The insurance products that our insurance brokerage segment provides can be broadly classified into the categories set forth below.

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

As an insurance broker, we primarily place insurance programs for corporate clients with PICC P&C, China Life Property and Casualty Insurance Company Limited, Beibu Gulf Property and Casualty Insurance Company Limited, CPIC and China Coal Insurance Co., Ltd in 2014.

Claims Adjusting Segment

Total net revenues derived from our claims adjusting segment accounted for 13.7%, 14.9% and 13.6% of our total net revenue in 2012, 2013 and 2014, respectively. We offer the following insurance claims adjusting services:

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

We are compensated primarily by insurance companies for our claims adjusting services, which we provide on behalf of insurance companies. The fees we receive are calculated based on the types of insurance involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For automobile insurance, our fees are generally fixed on a per case basis and the amounts collected are based on the types of services provided. In some cases, our fees are charged based on the number of claim adjustors engaged in the adjusting service. We primarily provided claims adjusting services to Ping An, PICC P&C, CPIC, and Taiping and Dinghe Property Insurance Co., Ltd. in 2014.

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

Other Services

Other services contributed 0.9%, 0.8% and nil of our total net revenue in 2012, 2013 and 2014, respectively, which mainly represented service fees derived from the referral of wealth management products to our insurance customers and the provision of IT services provided to a subsidiary of CFSG.

In conjunction with the sale of automobile insurance products, we provide our customers with a number of value-added services under our service slogan, “You take care of driving, and we’ll take care of the rest.” For example, we assist our customers with obtaining vehicle licenses and subsequent annual inspections. We maintain 24-hour service hotlines in most of our principal markets. When an accident involving an insured vehicle occurs within these markets, our service staff can arrive at the scene quickly after being notified through the 24-hour service hotline and provide onsite assistance to our customers. Fees derived from these services related to insurances products are recorded as net revenues from insurance agency business.

Seasonality

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Seasonality.”

Distribution and Service Network and Marketing

We have an offline distribution and service network that, as of March 31, 2015, consisted of 37 insurance agencies, two insurance brokerages and four claims adjusting firms, with 574 sales and service outlets, 66,707 registered sales agents, 152 in-house sales representatives, 1,434 in-house claims adjustors and 26 in-house insurance brokers. Our distribution and service network covers 27 provinces and reaches some of the most economically developed regions and wealthiest cities in China, such as Beijing, Shanghai, Guangzhou and Shenzhen.

The following table sets forth additional information concerning our distribution and service network as of March 31, 2015, broken down by provinces:

Province	Number of Sales and Service Outlets	Number of Sales Agents	Number of In- house Sales Representatives	Number of In- house Adjustors	Number of In- house Brokers
Guangdong	94	11,908	117	233	—
Hebei	64	10,882	—	64	—
Shandong	41	10,496	4	14	—
Henan	26	5,539	—	5	—
Zhejiang	40	4,575	16	60	—
Sichuan	71	4,556	—	53	—
Liaoning	52	4,181	—	86	—
Hunan	21	3,251	—	26	—
Beijing	31	3,215	—	143	26
Shaanxi	8	2,034	12	61	—
Fujian	27	2,016	—	9	—
Hubei	20	1,209	—	64	—
Jiangsu	14	1,187	—	133	—
Chongqing	7	1,018	—	35	—
Tianjin	6	532	3	39	—
Shanghai	18	47	—	138	—
Jiangxi	10	30	—	29	—
Guangxi	5	16	—	43	—
Yunnan	2	15	—	48	—
Hainan	2	—	—	7	—
Anhui	1	—	—	3	—
Inner Mongolia	1	—	—	7	—
Gansu	3	—	—	14	—
Shanxi	1	—	—	6	—
Xinjiang	1	—	—	4	—
Guizhou	5	—	—	42	—
Jilin	3	—	—	68	—
Total	574	66,707	152	1,434	26

We market and sell personal lines of property and casualty insurance products and life insurance products to customers through both registered sales agents, who are not our employees, and our in-house sales representatives. We also market and sell accidental, health, travel and homeowner insurance products directly to customers through a website (www.baoxian.com). We market and sell insurance claims adjusting services primarily to insurance companies through our in-house professional claims adjustors and to non-affiliated service representatives through Chetong.net, our online service platform, by bidding for claims adjusting business contracts. We provide insurance brokerage services to customers through both our in-house brokers and non-affiliated independent brokers.

Customers

We sell automobile insurance, individual accident insurance and homeowner insurance products primarily to individual customers. We sell commercial property insurance, cargo insurance, hull insurance, liability insurance and construction insurance products to institutional customers. Customers for the life insurance products we distribute are primarily individuals under 50 years of age. Our customers for the claims adjusting services are primarily insurance companies. For the year ended December 31, 2014, no single customer of insurance products accounted for more than 1% of our net revenues.

As of December 31, 2014, we had accumulated approximately 4.7 million individual customers and 1.0 million institutional customers as compared to 3.6 million individual customers and 0.7 million institutional customers as of December 31, 2013. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referrals and cross-selling opportunities.

Insurance Company Partners

As of March 31, 2015, we had established business relationships with 76 insurance companies in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Historically, we have entered into and maintained business relationships with insurance companies at the local level. That is, our insurance agencies, brokerages and claims adjusting firms enter into contracts with different local branches of an insurance company that are located within their respective regions. The termination of a business relationship between one of our insurance agencies, brokerages or claims adjusting firms and a local branch of an insurance company generally would have no significant impact on the business relationships between our other insurance agencies, brokerages and claims adjusting firms and the other branches of the same insurance company. Since 2007, we have also sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of our various affiliated insurance agencies and brokerages located in different parts of the country. As of March 31, 2015, we had outstanding contracts with 17 life insurance companies and 31 property and casualty insurance companies at the corporate headquarters level for the distribution of insurance products and outsourcing of claims adjusting services.

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:

•
Professional insurance intermediaries. The professional insurance intermediary sector in China is highly fragmented, accounting for only 5.3% of the total insurance premiums generated in China in the first quarter of 2013, according to the latest Chinese Insurance Intermediary Market Report. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion. We believe that we can compete effectively with these insurance intermediary companies because we have a longer operating history, we have a strong and stable team of managers and sales professionals equipped with CNpad (our proprietary sales support workstation), we offer diversified products to our sales agents and clients, we have built a unified operating platform and we were the first to adopt mobile technology to distribute insurance products among professional insurance intermediaries in China. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

•
Insurance companies. The distribution of individual life insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales forces and exclusive sales agents to distribute their own products. In addition, in recent years several major insurance companies have increasingly used telemarketing and the internet to distribute auto insurance. We believe that we can compete effectively with insurance companies because we focus only on distribution and offer our customers a broad range of insurance products underwritten by multiple insurance companies.

•
Entities that offer insurance products online. In recent years, domestic insurance companies, portal websites and professional insurance intermediaries have begun providing online information to consumers interested in purchasing insurance products. However, each of their insurance e-commerce operations has its own limitations. The insurance products offered on an insurance company’s website are usually confined to those under its own brand. Most portal websites provide separate product information with little ability to compare among insurance plans. None of the professional insurance intermediaries that organize online product distribution has a nation-wide sales and service network to support after-sale service. We believe that we can compete effectively with these business entities because our independent online insurance marketplace offers a broad range of insurance products underwritten by multiple insurance companies, product comparisons between prices, services and policy benefits and good after-sale services that are backed by our call center and nation-wide service network.

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

In addition to individual insurance products, we also distribute commercial property and casualty insurance products. As a result, we also compete, to a lesser degree, with insurance intermediaries that focus on the distribution of commercial property and casualty insurance products, such as large insurance brokerages backed by state-owned enterprises and major international insurance brokerage companies that have entered the Chinese market, including Marsh & McLennan Companies, Inc., Aon Corporation and Willis Group Holdings Limited. However, those insurance brokerages backed by state-owned enterprises tend to dominantly rely on business from their shareholders or affiliates while the businesses of the international insurance brokerage companies in China, lacking localized operations, are usually confined to the extension of their global businesses. We believe that we can compete effectively with these business entities because our expertise and localized operations allow us to reach out to a broader customer base and better serve customers’ needs. In addition, we can leverage our leading position in the distribution of individual insurance products and provision of property-related claims services, including our strong relationship with insurance companies, existing abundant customer resources and large distribution network, to rapidly develop our brokerage business.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of March 31, 2015, we had 19 registered trademarks in China, including our corporate logo. Our main website is www.cninsure.net.

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

2014 Amendments to the Insurance Law

The 2002 Insurance Law was amended again in 2014 and the amended insurance law, which we refer to as the 2014 Insurance Law, became effective on August 31, 2014. The major amendments to the 2014 Insurance Law include:

•
Relaxing restrictions on actuaries. The 2014 Insurance Law no longer requires Insurance companies shall employ actuaries recognized by the insurance regulatory authority under the State Council. However, an insurance company shall also engage professionals, and establish an actuarial reporting system and a compliance reporting system as before.

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

Regulation of Insurance Agencies

The principal regulation governing insurance agencies is the Provisions on the Supervision of Professional Insurance Agencies promulgated by the CIRC on September 18, 2009 and effective on October 1, 2009, which replaced the Provisions on the Administration of Insurance Agencies issued by the CIRC on December 1, 2004 and effective on January 1, 2005. According to the regulation, the establishment of an insurance agency is subject to minimum registered capital requirement and other requirements and to the approval of the CIRC. The term “insurance agency” refers to an entity that meets the qualification requirements specified by the CIRC, has obtained the license to conduct an insurance agency business with the approval of the CIRC, engages in the insurance business by and within the authorization of, and which collects commissions from, insurance companies. An insurance agency may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. According to the CIRC’s Decision on Revising the Regulatory Provisions on Professional Insurance Agencies, or the Insurance Agency Decision, promulgated on April 27, 2013, unless otherwise stipulated by the CIRC, the minimum registered capital for establishing a new insurance agency is RMB50 million instead of RMB2 million for a regional insurance agency and RMB10 million for a nationwide insurance agency as previously required. An additional increase of registered capital is no longer required to establish a branch or sales office. Pursuant to the Notice of the CIRC on Further Clarifying Certain Issues Relating to the Access to the Professional Insurance Intermediary Market, a professional insurance agency that was established prior to the promulgation of the Insurance Agency Decision and has a registered capital of no more than RMB50 million may apply to establish branches only in the province in which it is registered. A professional insurance agency company that was established prior to the promulgation of the Insurance Agency Decision, has a registered capital of not more than RMB50 million and has already established branches in provinces other than its place of registration may apply to establish additional branches in those provinces. An insurance agency may engage in the following insurance agency businesses:

•	selling insurance products on behalf of the insurance companies;

•	collecting insurance premiums on behalf of the insurance companies;

•	conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and

•	other business activities approved by the CIRC.

The name of an insurance agency must contain the words “insurance agency” or “insurance sales.” The license of an insurance agency is valid for a period of three years. Division of or merger with an insurance agency or change of organizational form thereof shall be subject to approval by the CIRC. An insurance agency shall submit a written report to the CIRC for approval within five days from the date of occurrence of any of the following matters:(i) change of name or a branch’s name;(ii) change of domicile or a branch's business premises;(iii) change of names of sponsors or major shareholders;(iv) change of major shareholders;(v) change of registered capital;(vi) major changes to equity structure;(vii) amendment to the articles of association; or (viii) divestment of a branch. According to the Measures on the Supervision and Administration of Insurance Brokers and Insurance Claims Adjustors issued by the CIRC in January 2013, personnel of an insurance agency and its branches engaging in the sales of insurance products or relevant loss survey and claim settlement shall comply with the conditions prescribed by the CIRC and possess the “Qualification Certificate” required by the CIRC. The senior managers of an insurance agency or its branches must meet specific qualification requirements set forth in the revised Regulatory Provisions on Professional Insurance Agencies. The appointment of the senior managers of an insurance agency or its branches is subject to review and approval of the CIRC.

Regulation of Insurance Brokerages

The principal regulation governing insurance brokerages is the Regulatory Provisions on Insurance Brokerages promulgated by the CIRC on September 18, 2009 and effective on October 1, 2009, which replaced the Provisions on the Administration of Insurance Brokerages issued by the CIRC on December 15, 2004 and effective on January 1, 2005. According to this regulation, the establishment of an insurance brokerage is subject to the approval of the CIRC. The term “insurance brokerage” refers to an entity engaging in the insurance brokering business that meets the qualification requirements specified by the CIRC and has obtained the license to operate an insurance brokering business with the approval of the CIRC. Insurance brokering business includes both direct insurance brokering, which refers to brokering activities on behalf of insurance applicants or the insured in their dealings with the insurance companies, and reinsurance brokering, which refers to brokering activities on behalf of insurance companies in their dealings with reinsurance companies. An insurance brokerage may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. According to the Decision on Revising the Regulatory Provisions on the Supervision of Insurance Brokerages, or the Insurance Brokerage Decision, promulgated on April 27, 2013, unless otherwise stipulated by the CIRC, the minimum registered capital for establishing a new insurance brokerage is RMB50 million instead of RMB10 million as previously required. An additional increase of registered capital is no longer required for establishing a branch or sales office. Pursuant to the Notice of the CIRC on Further Clarifying Certain Issues Relating to the Access for Professional Insurance Intermediary Companies Market, a professional insurance brokerage company that was established prior to the promulgation of the Insurance Brokerage Decision and has a registered capital of no more than RMB50 million may apply to establish branches only in the province in which it is registered. A professional insurance brokerage company that was established prior to the promulgation of the Insurance Brokerage Decision, has a registered capital of not more than RMB50 million and has already established branches in provinces other than its place of registration may apply to establish additional branches in those provinces. Insurance brokerage companies that provide internet insurance services must have a registered capital of not less than RMB50 million, unless they were already engaged in internet insurance services prior to the promulgation of the Insurance Brokerages Decision.

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

Regulation of Insurance Claims Adjusting Firms

The principal regulations governing insurance adjusting firms are the Regulatory Provisions on Insurance Claims Adjusting Firms issued by the CIRCon September 18, 2009 and effective on October 1, 2009, which replaced the Provisions on the Administration of Insurance Claims Adjusting Firms promulgated on November 16, 2001 and effective on January 1, 2002, and the Decision on Revising the Regulatory Provisions on Insurance Claims Adjusting Firms issued by the CIRC on September 29, 2013 and effective on December 1, 2013. According to the regulation, the term “insurance adjusting firm” refers to an entity that is established in accordance with applicable laws and regulations and with the approval of the CIRC and engages in the assessment, survey, authentication, loss estimation and adjustment of the insured subject matters upon the entrustment of the parties concerned. An insurance adjusting firm may take any of the following forms: (i) a limited liability company; (ii) a joint stock limited company; or (iii) a partnership. An insurance adjusting firm must have a registered capital or capital contribution of at least RMB2 million. The registered capital must be paid up in cash.

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

Regulation of Insurance Salespersons

The principal regulation governing individual insurance salespersons is the Measures on the Supervision and Administration of Insurance Salespersons issued by the CIRC on January 6, 2013 and effective on July 1, 2013, which replaced the Provisions on the Administration of Insurance Salespersons promulgated on April 6, 2006 and effective on July 1, 2006. Under this regulation, the term “insurance salesperson” refers to an individual who sells insurance products for an insurance company, including those who are engaged by insurance companies or by insurance agencies. In order to engage in insurance sales activities as an insurance salesperson, a person first must pass the qualification examination organized by the CIRC to obtain a “Qualification Certificate.” The person must have a college degree or above to be qualified for the examination. In addition to the qualification certificate, a person must be registered with the CIRC’s Insurance Intermediaries Regulatory Information System and obtain a “Practice Certificate of Insurance Salespersons” issued by the insurance company or insurance agency to which he or she belongs in order to conduct insurance sales activities.

Regulation of Insurance Brokers and Insurance Adjustors

The principal regulation governing insurance brokerage practitioners and insurance adjustment practitioners is the Measures on the Supervision and Administration of Insurance Brokers and Insurance Claims Adjustors issued by the CIRC on January 6, 2013 and effective on July 1, 2013. In order to engage in the insurance brokerage activities as an insurance brokers, or to engage in the insurance adjustment activities as an claims adjustors, a person first must pass the qualification examination organized by the CIRC for the insurance brokers or for the insurance claims adjustors to obtain a “Qualification Certificate of Insurance Brokers” or a “Qualification Certificate of Claims Adjustors.” The person must have a college degree or above to be qualified for the examination. In addition to the qualification certificate, a person also must be registered with the CIRC’s Insurance Intermediary Supervision Information System and obtain a “Practice Certificate of Insurance Brokers” or “Practice Certificate of Claims Adjustors” issued by the insurance brokerage firm or insurance claims adjusting company to which he or she belongs in order to conduct insurance brokerage or claims adjustment activities. An insurance broker is not allowed to conduct insurance brokerage activities on behalf of himself or herself.

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

•	Within the years before application, there has been no serious misconduct or record of disciplinary action; and

•	The applicant must have set up a representative office in mainland China for over one year

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE Circular 37, issued on July 4, 2014, prior to making contribution to a SPC with legitimate holdings of domestic or overseas assets orinterests, a PRC resident (including PRC institutions and resident individuals) shall apply to the relevant Foreign Exchange Bureau for foreign exchange registration of overseas investment. A PRC resident who makes contribution with legitimate holdings of domestic assets or interests shall apply for registration to the Foreign Exchange Bureau at its place of registration or the Foreign Exchange Bureau at the locus of the assets or interests of the relevant PRC enterprise. A PRC resident who makes contribution with legitimate holdings of overseas assets or interests shall apply for registration to the Foreign Exchange Bureau at its place of registration or household register. Where a registered overseas SPC experiences changes of its PRC resident individual shareholder, its name, operating period or other basic information, or experiences changes of material matters, such as the increase or reduction of contribution by the PRC resident individual, the transfer or replacement of equity, or merger or division, the PRC resident shall promptly change the foreign exchange registration of overseas investment with the Foreign Exchange Bureau concerned. Under SAFE Circular 37, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity, or otherwise adversely affect us. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

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

On March 28, 2007, SAFE promulgated the Operating Rules for Administration of Foreign Exchange in Domestic Individuals’ Participation in Employee Stock Ownership Plans and Stock Option plans of Companies Listed Abroad, or the Operating Rules, or the Operating Rules. Stock Option Rule. On February 15, 2012, SAFE promulgated the No. 7 Notice, which supersedes the Stock Option Rule in its entirety and immediately became effective upon circulation. According to the No. 7 Notice, domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are Chinese citizens (including citizens of Hong Kong, Macao and Taiwan) or foreign individuals who consecutively reside in the territory of PRC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues like foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues like exercise of options, purchasing and sale of related stocks or equity, and funds transfer. Where a domestic agency needs to remit funds out of China as required for individuals’ participation in an equity incentive plan, the domestic agency shall apply with the local office of the SAFE for a foreign exchange payment quota on a yearly basis. A domestic agency shall open a domestic special foreign exchange account in the bank. After repatriation of foreign currency income earned by individuals from participation in an equity incentive plan, the domestic agency shall request the bank to transfer the funds from its special foreign currency account to respective personal foreign currency deposit accounts. In the case of any significant change to the equity incentive plan of a company listed abroad (such as amendment to any major terms of the original plan, addition of a new plan, or other changes to the original plan due to merger, acquisition or reorganization of the overseas listed company or the domestic company or other major events), the domestic agency or the overseas trustee, the domestic agency shall, within three months of the occurrence of such changes, go through procedures for change of foreign exchange registration with the local office of the SAFE. The SAFE and its branches shall supervise, administer and inspect foreign exchange operations related to individuals’ participation in equity incentive plans of companies listed abroad, and may take regulatory measures and impose administrative sanctions on individuals, domestic companies, domestic agencies and banks violating the provisions of the No. 7 Notice.

We and our employees who have been granted applicable equity awards shall be subject to the No. 7 Notice. If we fail to comply with the No. 7 Notice, we and/or our employees who are subject to the No. 7 Notice may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•
Wholly Foreign-Owned Enterprise Law (1986), as amended pursuant to the Decision of the Standing Committee of the National People's Congress on Revising the Wholly Foreign-Owned Enterprise Law promulgated on October 31, 2000; and

•
Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended pursuant to the Decision of the State Council on Amending the Rules for the Implementation of the Law on Foreign-Owned Enterprises promulgated by the State Council on April 12, 2001 and the Decision of the State Council on Revising the "Detailed Implementing Rules for the Wholly Foreign-Owned Enterprise Law which took effect as of the promulgation date of March 1,2014.

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

Regulation on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Provisions on Foreign Investors' Merger with and Acquisition of Domestic Enterprises, or the Order No. 10 (2006) which became effective on September 8, 2006. The Order No. 10 (2006) purports, among other things, to require offshore SPVs, formed for overseas listing purposes and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

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

See “Item 3. Key Information — D.Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in October 2007 under a PRC regulation adopted in August 2006. Based on the advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. Any requirement to obtain prior CSRC approval and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.”

Regulations on Tax

PRC Enterprise Income Tax

The PRC EIT is calculated based on the taxable income determined under the PRC accounting standards and regulations, as well as the EIT law. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, a new EIT law which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the Implementation Rules which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform EIT rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain exceptions. Under the EIT Law, as further clarified by the Implementation Rules, the Transition Preferential Policy Circular and other related regulations, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them in the following manners: (i) in the case of preferential tax rates, for a five-year period starting from January 1, 2008, during which the tax rate will gradually increase to 25%; or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. However, if such an enterprise has not enjoyed the preferential treatments yet because of its failure to make a profit, its term for preferential treatment will be deemed to start from 2008. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC Enterprise Income Tax Law may increase the enterprise income tax rate applicable to some of our PRC subsidiaries and consolidated affiliated entities, which could have a material adverse effect on our result of operations.”

Under the New Income Tax law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its "de facto management organization" located within the PRC. Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its "de facto management organization" located also outside the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC. Under the New Enterprise Income Tax, Implementation Regulation, or the New EIT Implementation Regulations, "de facto management organization" is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New Income Tax Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate. On April 22, 2009, the State Administration of Taxation, or the SAT, issued SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, the SAT issued a bulletin on July 27, 2011 providing more guidance on the implementation of Circular 82 and clarifies matters such as resident status determination. Due to the present uncertainties resulting from the limited PRC tax guidance on this issue and because substantially all of our operations and all of our senior management are located within China, we may be considered a PRC resident enterprise for EIT purposes, in which case: (i) we would be subject to the PRC EIT at the rate of 25% on our worldwide income; and (ii) dividends income received by us from our PRC subsidiaries, however, would be exempt from the PRC withholding tax since such income is exempted under the EIT Law for a PRC resident enterprise recipient. See “Item 3. Key Information — D.Risk Factors — Risks Related to Doing Business in China — Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”

PRC Business Tax

Taxpayers providing taxable services in China are required to pay a business tax at a normal tax rate of 5% of their revenues, unless otherwise provided. According to the Announcement on the VAT Reform Pilot Program of the Transportation and Selected Modern Service Sectors issued by the State Tax Bureau in July 2012, the transportation and some selected modern service sectors, including research and development and technical services, information technology services, cultural creative services, logistics support services, tangible personal property leasing services, and assurance and consulting service sectors, should pay value-added tax instead of business tax based on a predetermined timetable (hereinafter referred to as the “VAT Reform”), effective September 1, 2012 for entities in Beijing and November 1, 2012 for entities in Guangdong. The VAT Reform expanded nation-wide from August 1, 2013. A total of seven of our entities that engage in consulting and information technology services meet the VAT Reform requirements, and have started to pay value-added tax since the respectively effective days. Total value-added taxes paid during the year ended December 31, 2014 amounted to RMB15.0 million (US$2.4 million).

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

As there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether any dividends to be distributed by us, if we are deemed a PRC resident enterprise, to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information — D.Risk Factors — Risks Related to Doing Business in China — Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.”

C.	Organizational Structure

Principal Changes in Corporate Structure

Historically, PRC laws and regulations restricted foreign investment in and ownership of insurance intermediary companies. Accordingly, we conducted our business in China through contractual arrangements among our PRC subsidiaries, consolidated affiliated entities and their shareholders.

Changes in relation to Meidiya Investment and Yihe Investment

Prior to March 2009, three individuals, Mr. Jianguo Cui, Mr. Zhenyu Wang and Mr. Qiuping Lai held 24.7%, 26.4% and 48.9%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment. Mr. Cui and Mr. Zhenyu Wang were designated by two of our shareholders, Cathay Auto Services Limited and CDH Inservice Limited, or CDH Inservice, respectively, and Mr. Lai is our president and co-founder. In March 2009, Mr. Cui and Mr. Zhenyu Wang transferred all of their respective equity interests in Meidiya Investment and Yihe Investment to Mr. Peng Ge, our chief financial officer. Following these transfers, Mr. Lai and Mr. Ge, both of whom are PRC citizens, held 48.9% and 51.1%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment.

In October 2010 and February 2011, our wholly-owned PRC subsidiary, CNinsure Insurance Sales Service Group Company Limited or CNinsure Group Company formerly known as Shenzhen Fanhua Nanfeng Investment Holding Co., Ltd., our wholly-owned PRC subsidiary, invested to subscribe for 20% of the equity interests in each of Yihe Investment and Meidiya Investment.  In February 2012, CNinsure Group Company subscribed for additional interests in Meidiya Investment, increasing its shareholding in Meidiya Investment from 20% to 90%, and diluting the interests of Mr. Lai and Mr. Ge to 5.1% and 4.9%, respectively.

In August 2011, CISG Holdings acquired Minkfair Insurance Management Limited, or Minkfair, a Hong Kong company whose principal business is insurance distribution in Hong Kong. Subsequently, CNinsure Holdings Ltd., or CNinsure Holdings, a wholly-owned subsidiary of CISG Holdings, issued 1,000 of its shares to Minkfair. At the same time, CNinsure Holdings repurchased from CISG Holdings one ordinary share of CNinsure Holdings for total consideration of US$1.00. As a result of these transactions, Minkfair directly owns 100% of the equity interests in CNinsure Holdings.

In October 2012, we obtained license approval from the CIRC to establish an insurance sales service group company and renamed Nanfeng Investment Shenzhen Fanhua Nanfeng Investment Holding Co., Ltd. as “CNinsure Insurance Sales Service Group Company Limited” to serve as the holding company of our PRC operating entities.

Since May 2012, Meidiya Investment and Yihe Investment have transferred their equity interests in five of our subsidiaries, including CNinsure Lianxing Insurance Sales Co., Ltd. (also known as Fanhua Lianxing Insurance Sales Co., Ltd.), or CNinsure Lianxing, and CNinsure Times Insurance Sales & Service Co., Ltd., or CNinsure Times, both of which have national operating licenses, to CNinsure Group Company. Meidiya Investment and Yihe Investment have also transferred their equity interests in 19 of our affiliated entities to CNinsure Lianxing and CNinsure Times.

In January 2015, Mr. Lai and Mr. Ge transferred their respective equity interests in Meidiya Investment to CNinsure Group Company, our wholly-owned subsidiary. In addition, the contractual arrangements among Meidiya Investment, and their respective shareholders and subsidiaries were terminated. Consequently, Meidiya Investment became our wholly-owned subsidiary and ceased being a consolidated affiliated entity.

We are in the process of converting our insurance agencies, which are our wholly-owned subsidiaries or affiliates, into branches of CNinsure Lianxing and CNinsure Times. As of March 31, 2015, 11 of our 43 insurance intermediary companies have been converted into branches of CNinsure Lianxing and CNinsure Times. Consequently, Yihe Investment also no longer owns controlling interests in any of our insurance intermediary companies.

Changes in relation to InsCom Holdings and its Affiliates

In July 2010, CISG Holdings, our wholly owned subsidiary, acquired a 65.1% interest in InsCom Holdings Limited to build our e-commerce platform.

Prior to April 26, 2011, two individual shareholders, Mr. Chunlin Wang, our chief executive officer, and Mr. Yuan Tian, vice president of our e-commerce insurance unit, held 95% and 5%, respectively, of the equity interests in Xinbao Investment. In April 2011, Ying Si Kang Information Technology (Shenzhen) Co., Ltd., or Ying Si Kang Information, a then wholly-owned PRC subsidiary of InsCom Holdings, Mr. Chunlin Wang and Mr. Tian contributed RMB2.0 million, RMB7.5 million and RMB0.5 million, respectively, to increase the registered capital of Xinbao Investment. In March 2013, Ying Si Kang Information withdrew its capital contribution in Xinbao investment. As a result, Mr. Chunlin Wang and Mr. Tian now hold 93.75% and 6.25%, respectively, of the equity interests in Xinbao Investment.

In March 2014, InsCom HK Limited, a wholly-owned subsidiary of InsCom Holdings, transferred its 100% equity interest in Ying Si Kang Information to Litian Zhuoyue Software (Beijing) Co., Ltd, or Litian Zhuoyue, and established Bao Si Kang Information.

Corporate Structure

As of March 31, 2015, we, through CNinsure Group Company, have a controlling equity ownership in 37 insurance agencies, four insurance claims adjusting firms,  two insurance brokerage companies and one online insurance service company. We also own 20.6% equity interests of a consumer financial service company and 19.5% equity interest of one wealth management company. In addition through contractual arrangements with Yihe Investment, Xinbao Investment and Dianliang Information, our current consolidated affiliated entities, we control one e-commerce insurance intermediary company, and one online mutual aid organization.

Most of the noncontrolling shareholders of the insurance intermediary companies majority-owned by CNinsure Group Company are the founders of those companies, entrepreneurial agents with whom we jointly set up the company or a venture capital firm who invests in start-up insurance agency companies. Some of those noncontrolling shareholders are in charge of the day-to-day operations of these companies. The direct and indirect subsidiaries or affiliates of CNinsure Group Company, Yihe Investment, Xinbao Investment and Dianliang Information hold the licenses and permits necessary to conduct our insurance intermediary business and internet insurance distribution business in China.

However, because of restrictions under PRC laws and regulations on foreign investment in the internet businesses and on the provision of wealth management products by insurance intermediaries, we rely on contractual arrangements to control and receive economic benefits from our consolidated affiliated entities.

Our contractual arrangements with our consolidated affiliated entities and their shareholders which include loan agreements, equity pledge agreements, powers of attorney, exclusive purchase option agreements, enable us to:

•	exercise effective control over our consolidated affiliated entities;

•	have an exclusive option to purchase all or part of the equity interests in each of our consolidated affiliated entities when and to the extent permitted by PRC law; and

•	receive a substantial portion of the economic benefits from our consolidated affiliated entities in consideration for the services provided by our subsidiaries in China.

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities as of March 31, 2015:

The diagram above omits the names of subsidiaries and consolidated affiliated entities that are immaterial individually and in the aggregate. For a complete list of our subsidiaries and consolidated affiliated entities as of March 31, 2015, see Exhibit 8.1 to this annual report. In March 2015, we completed converting one insurance agency wholly-owned by Yihe Investment into a branch of CNinsure Lianxing. In January 2015, Mr. Lai and Mr. Ge, transferred their respective equity interests in Meidiya Investment to CNinsure Group Company. As a result, Meidiya Investment becomes our wholly-owned subsidiary and we have obtained direct equity ownership in all of our insurance intermediary businesses in the PRC .

The following is a summary of the key terms of our contractual arrangements with Yihe Investment, Xinbao Investment and Dianliang Information, our consolidated affiliated entities, and their shareholders. We had previously entered into similar contractual agreements with Meidiya Investment. These contractual agreements were terminated in January 2015.

Agreements that Provide Us Effective Control over Our Consolidated Affiliated Entities

Loan Agreements.

Yihe Investment. Each of the original individual shareholders of Yihe Investment, being Mr. Lai, Mr. Zhenyu  Wang and Mr. Cui, entered into a loan agreement on December 20, 2005 with our subsidiary Xinlian Information, or the Xinlian Loans, for a zero interest loan from Xinlian Information. On February 27, 2009, in connection with the transfer of their respective equity interests in Yihe Investment to Mr. Ge, both Mr. Cui and Mr. Zhenyu Wang transferred all of their rights and obligations under their respective Xinlian Loan to Mr. Ge. As a result, the principal loan amounts to Mr. Lai and Mr. Ge were RMB9.8 million and RMB10.2 million, respectively, equal to their respective capital contributions in Yihe Investment.

The term of the Xinlian Loans are each ten years and may be extended upon written agreement of the parties, but it does not extend automatically. If the Xinlian Loans are not extended, then upon its expiration and subject to then applicable PRC laws, the loan can be repaid only with the proceeds from a transfer of the individual shareholder’s equity interests in Yihe Investment to Xinlian Information or another person designated by Xinlian Information. Xinlian Information may accelerate the loan repayment upon certain events, including if the individual shareholder resigns or is dismissed from employment by us or if Xinlian Information exercises its option to purchase the shareholder’s equity interests in Yihe Investment pursuant to the exclusive equity purchase option agreement described below.

The Xinlian Loans contain a number of covenants that restrict the actions the individual shareholder can take or cause Yihe Investment to take, and also requires the individual shareholder to take or cause Yihe Investment to take specific actions. For example, the individual shareholder must:

•
not transfer, pledge or otherwise dispose of or encumber his equity interests in Yihe Investment, except for equity pledge for the benefit of Xinlian Information, without the prior written consent of Xinlian Information;

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

Xinbao Investment. On December 10, 2014, Mr. Chunlin Wang and Mr. Tian, the two shareholders of Xinbao Investment, entered into loan agreements, or, the Bao Si Kang Loans, with our subsidiary, Bao Si Kang Information, in which we indirectly hold a 65.1% equity interest. These loans replace the loan agreements entered into on December 3, 2010 and amended on April 2011 among Mr. Chunlin Wang, Mr. Tian and Ying Si Kang Information. The principal amounts lent to Mr. Chunlin Wang and Mr. Tian are RMB7.5 million and RMB0.5 million, respectively, equal to their respective capital contributions in Xinbao Investment. The terms of the Bao Si Kang Loans are similar to those in the Xinlian Loans described above.

Dianliang Information. The individual shareholder of Dianliang Information, being Mr. Rannuo Hu, who is our employee, entered into a loan agreement on April 2, 2014 with our subsidiary Xinlian Information, or the Dianliang Loan, for a zero interest loan from Xinlian Information. The principal amount lent to Mr. Rannuo Hu is RMB10 million (US$1.6 million). The terms of the Dianliang Loan are similar to those of the Xinlian Loans described above.

Equity Pledge Agreements.

Yihe Investment. Mr. Lai and Mr. Ge entered into separate equity pledge agreements on December 20, 2005 and March 31, 2009, respectively, pledging their respective equity interests in Yihe Investment to Xinlian Information to secure their obligations under their respective Xinlian Loan. Mr. Lai and Mr. Ge also agreed not to transfer or create any encumbrances adverse to Xinlian Information on their respective equity interests in Yihe Investment. During the term of the equity pledge agreement, Xinlian Information is entitled to all the dividends declared on the pledged equity interests. The equity pledge agreement will expire when the individual shareholder fully performs his obligations under the Xinlian Loan. The equity pledges were recorded on the shareholders register of Yihe Investment, and registered with the relevant local administration of industry and commerce.

Xinbao Investment. Mr. Chunlin Wang and Mr. Tian entered into separate equity pledge agreements on  December 10, 2014, pledging their respective equity interests in Xinbao Investment to Bao Si Kang Information to secure their obligations under the Bao Si Kang Loans, replacing the equity pledge agreements as amended in April 2011 and the supplemental agreement entered into in December 2013. The terms of the equity pledge agreements are substantially similar to equity pledge agreements for Yihe Investment. The equity pledges were recorded on the shareholders’ register of Xinbao Investment, and registered with the relevant local administration of industry and commerce.

Dianliang Information. Mr. Rannuo Hu, entered into an equity pledge agreement on April 2, 2014, pledging his equity interests in Dianliang Information to Xinlian Information to secure his obligations under the Dianliang Loan. Terms of the equity pledge agreement is substantially similar to equity pledge agreements for Yihe Investment. The equity pledge was recorded on the shareholders’ register of Dianliang Information, and registered with the relevant local administration of industry and commerce.

Power of Attorney.

Yihe Investment. Mr. Lai and Mr. Ge executed powers of attorney on December 20, 2005 and March 31, 2009, respectively, each appointing a person designated by Xinlian Information as his attorney-in-fact on all matters requiring shareholder approval. Further, if Xinlian Information designates the shareholder to attend a shareholder’s meeting of Yihe Investment, the individual shareholder agrees to vote his shares as instructed by Xinlian Information. The term of the power of attorney is ten years.

Xinbao Investment. Mr. Chunlin Wang and Mr. Tian executed powers of attorney on December 10, 2014, each appointing a person designated by Bao Si Kang Information as his attorney-in-fact on all matters requiring shareholder approval. Further, if Bao Si Kang Information designates the shareholder to attend a shareholder’s meeting of Xinbao Investment, the individual shareholder agrees to vote his shares as instructed by Bao Si Kang Information. The term of the power of attorney is for ten years.

Dianliang Information. Mr. Rannuo Hu, the individual shareholders of Dianliang Information, executed powers of attorney on April 2, 2014, appointing a person designated by Xinlian Information as his attorney-in-fact on all matters requiring shareholder approval. Further, if Xinlian Information designates the shareholder to attend a shareholder’s meeting of Dianliang Information, the individual shareholder agrees to vote his shares as instructed by Xinlian Information. The term of the power of attorney is for ten years.

Agreements that Provide Us the Option to Purchase the Equity Interests in Our Consolidated Affiliated Entities

Exclusive Purchase Option Agreements.

Yihe Investment. Mr. Lai and Mr. Ge entered into separate exclusive purchase option agreements on December 20, 2005 and March 31, 2009 to irrevocably grant Xinlian Information an exclusive option to purchase part or all of his equity interests in Yihe Investment, when and to the extent permitted by PRC law.

Xinbao Investment. Mr. Chunlin Wang and Mr. Tian entered into separate exclusive purchase option agreements on December 10, 2014 to irrevocably grant Bao Si Kang Information an exclusive option to purchase part or all of his equity interests in Xinbao Investment, when and to the extent permitted by PRC law. The purchase price will be the minimum price permitted under applicable PRC law. These agreements replace the exclusive purchase option agreements and the supplemental agreements entered into between Ying Si Kang Information, Xinbao Investment and each individual shareholder of Xinbao Investment.

Dianliang Information. Mr. Rannuo Hu entered into exclusive purchase option agreement on April 2, 2014 to irrevocably grant Xinlian an exclusive option to purchase part or all of his equity interests in Dianliang Information, when and to the extent permitted by PRC law. The purchase price will be the minimum price permitted under applicable PRC law.

Agreements that Transfer Economic Benefits to Us

Technology Service Agreements. Pursuant to technology service agreements between (i) Ying Si Kang Information, a subsidiary of Xinlian Information, and (ii) a subsidiary of Xinbao Investment, as well as certain other of our subsidiaries and affiliates, Ying Si Kang Information agreed to provide these entities with services to support the use of Mobile Sales Support System, such as transaction support, data maintenance, system security and efficiency maintenance and on-site support. In exchange, these entities each agree to pay a quarterly fee calculated primarily based on a percentage of their revenues. Each of these agreements has a term of one year.

Because of our contractual arrangements with Yihe Investment, Xinbao Investment, Dianliang Information and their shareholders, we are the primary beneficiary of Yihe Investment, Xinbao Investment and its subsidiaries and Dianliang Information and we consolidate them into our consolidated financial statements. In the years ended December 31, 2012, 2013 and 2014, aggregate revenues derived from these and other of our then-existing consolidated affiliated entities contributed 23.6%, 7.2% and 3.4%, respectively, of our total consolidated net revenues, based on our corporate structure as of the end of each year. As of December 31, 2012, 2013 and 2014, our consolidated affiliated entities accounted for an aggregate of 5.4%, 3.2% and 1.7%, respectively, of our consolidated total assets.

Due to the restriction on foreign investment in the internet industry, we expect to continue to rely on contractual arrangements to control and receive economic benefits from our current consolidated affiliated entities. In the opinion of Global Law Office, our PRC legal counsel: the ownership structures of our consolidated affiliated entities and our subsidiaries in China comply with all existing PRC laws and regulations;

•
the contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and their individual shareholders, governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the business operations of our PRC subsidiaries and our consolidated affiliated entities comply in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements establishing the structure for operating our online operations do not comply with PRC government restrictions on foreign investment in the internet industry, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating part of our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.” To date we have not encountered any interference or encumbrance from the PRC government on account of operating our business through these agreements.

D.	Property, Plant and Equipment

Our headquarters are located in Guangzhou, China, where we leased approximately 2,382.6 square meters of office space as of December 31, 2014. Our subsidiaries and consolidated affiliated entities leased approximately 35,314.5 square meters of office space as of December 31, 2014. In 2014, our total rental expenses were RMB27.5 million（US$4.4 million).

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. This discussion and analysis contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report.

Following the sale of Datong on March 25, 2011, we present our financial results for the years ended December 31, 2010 and 2011 on both a continuing and discontinued basis. Profits and losses related to Datong were presented as discontinued operations while profits and losses for the remaining business were presented as continuing operations.

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

Total Premium Payments to Chinese Insurance Companies

The Chinese insurance industry has grown substantially in the past decade. Between 2003 and 2014, total insurance premiums increased from RMB388.0 billion to RMB2.0 trillion, representing a compound annual growth rate, or CAGR, of 16.2%, according to the CIRC. We believe that certain macroeconomic and demographic factors, such as increasing per capita GDP and an aging population, have contributed to and will continue to drive the growth of the Chinese insurance industry in the long term.

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

Acquisitions

The professional insurance intermediary sector in China is still at an early development stage and highly fragmented. Historically, we have expanded our distribution and service network in part through selective acquisitions of high-quality independent insurance intermediary companies. Since 2008, we, through our consolidated affiliated entities in the PRC, acquired controlling interests in 18 insurance agencies (excluding Datong and its subsidiaries), five insurance claims adjusting firms (one of which was restructured into a holding company of the three claims adjusting firms) and one online insurance service company as of March 31, 2015. In recent years, market opportunities for independent insurance intermediaries have expanded rapidly due to the growth of the internet and we have launched several online platforms to embrace these opportunities. In order to strengthen the core competitiveness of our online platforms, we intend to seek acquisitions of businesses including leading wealth management companies engaged in internet finance, or companies that have innovative business models or leading technologies in internet finance. We expect acquisitions to have a positive impact on our results of operations in the long run. However, acquisitions also involve significant risks and uncertainties. See “Item 3. Key Information — Risk Factors — D.Risks Related to Our Business and Our Industry — If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.” In addition, any write-down of goodwill due to impairment and the amortization of intangible assets acquired could have a negative impact on our results of operations. See “Item 3. Key Information — D.Risk Factors — Risks Related to Our Business and Our Industry — If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.”

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

Product and Service Mix

We began distributing automobile insurance products in 1999 and expanded our product offerings to other property and casualty insurance products in 2002 and then to individual life insurance products in 2006, primarily to individual customers. We further broadened our service offering to cover insurance claims adjusting services in 2008. We started to offer insurance brokerage services for commercial line insurance to corporate clients and reinsurance brokerage services in 2010 and referral services for wealth management products in 2012.

In the first quarter of 2014, we realigned our financial reporting structure into three business segments that more accurately reflect our organizational structure and changing business mix. Under the realigned business structure, our business is divided into three reporting operating segments: (1) insurance agency, (2) insurance brokerage, and (3) claims adjusting.

Insurance Agency Segment

Our largest segment by revenue, the insurance agency segment, provides a broad range of property and casualty and life insurance products to individual customers. The property and casualty insurance policies we distribute are typically for one-year terms, with a single premium payable at the beginning of the term. Accordingly, we receive a single commission or fee for each property and casualty policy our customers purchase. In order for us to have recurring commission and fee revenue from property and casualty insurance products, our customers have to renew their policies or purchase new policies through us every year. Most individual life insurance policies we sell require periodic payment of premiums, typically annually, during a pre-determined payment period, generally ranging from five to 25 years. For each such policy that we sell, insurance companies will pay us a first-year commission and fee based on a percentage of the first year’s gross premiums, and subsequent commissions and fees based on smaller percentages of the renewal premiums paid by the insured throughout the payment period of the policy. Therefore, once we sell a life insurance policy with a periodic payment schedule, it can bring us a steady flow of commission and fee revenue throughout the payment period as long as the insured meets his or her premium payment commitment.

Because insurance companies pay us first-year commissions and fees for most life insurance products at rates higher than those for property and casualty insurance products, we expect a positive impact on our revenue if our distribution of life insurance products increases in the future. However, we will also incur a corresponding increase in operating costs because we pay our sales agents a higher commission and fee for distributing life insurance products. Hence, gross margin attributable to the agency segment remained relatively stable in 2012, 2013 and 2014.

Insurance Brokerage Segment

For insurance brokerage services in connection with commercial line insurance, insurance companies typically pay us brokerage fees as a percentage of the insurance premiums. We pay our in-house insurance brokers salary or non-affiliated brokers who we assist in the negotiation or placement of insurance programs with underwriters a share of the commissions we receive from insurance companies. Gross margin of this line of business was slightly higher than that of our retail line of property and casualty insurance business and our life insurance business and lower than that of claims adjusting business. We expect the revenues from our insurance brokerage business as a percentage of our total net revenues to increase over the next few years and that such an increase will have a positive impact on our gross margin and operating margin.

Claims Adjusting Segment

The fees we receive for our claims adjusting services are calculated based on the types of insurance involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For automobile insurance, our fees are generally fixed and the amounts collected are based on the types of services provided. In some cases, our fees are charged based on the number of claims adjustors involved in providing the services. We pay our in-house claims adjustors a base salary plus a commission calculated based on a small percentage of the service fees we receive from insurance companies or the insured. The claims adjusting business has become and likely will continue to be an important source of our net revenues. The gross margin and operating margin attributable to the claims adjusting business were higher than those for both property and casualty insurance products and life insurance product.  We expect that revenues from our claims adjusting business as a percentage of our total net revenues to remain stable over the next few years.

Other Services

During 2012 and 2013, we received service fees from a subsidiary of CFSG for the provision of IT services and referral service fees from our wealth management product supplier if customers referred by our sales agents purchase wealth management products from the supplier. We paid commissions to our sales agents, which are calculated as a percentage of the value of wealth management products purchased by the customers. Gross margin from this business was higher than other business lines except for the claim adjustment business. However, in 2014 we discontinued providing IT services to the subsidiary of CFSG. We also ceased offering wealth management products to our customers because of tightened regulations on the distribution of wealth management products by insurance intermediaries.

Share-based Compensation Expenses

Our historical results of operations have been materially affected by the share-based compensation expenses incurred. In 2012, 2013 and 2014, we incurred share-based compensation expenses of RMB66.9 million, RMB45.3 million and RMB23.6 million (US$3.8 million), respectively. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Performance Indicators — Operating Costs and Expenses — Share-based Compensation Expenses” for a more detailed discussion of our historical share-based compensation expenses. In order to attract and retain the best personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business, we adopted a share incentive plan in October 2007. Under our 2007 Share Incentive Plan, as amended and restated in December 2008, we may issue an aggregate number of our ordinary shares, equal to 15% of our total number of shares outstanding immediately after the closing of our initial public offering, to cover awards granted under the plan. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentives — 2007 Share Incentive Plan.” We expect that share-based compensation expenses will continue to be a significant component of our operating expenses.

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

Key Performance Indicators

Before January 1, 2014, we operated in three operating segments: (1) property and casualty insurance; (2) life insurance; and (3) insurance claims adjusting services. In the first quarter of 2014, we realigned our financial reporting structure into four business segments that more accurately reflect our organizational structure and changing business mix. Under the realigned business structure, our business is divided into three reporting operating segments: (1) insurance agency, (2) insurance brokerage, and (3) claims adjusting. The insurance agency segment provides a broad range of property and casualty and life insurance products to individual customers. Historical results reflecting the new business segments for 2012, 2013 and 2014 are also restated.

Net Revenues

Our revenues are net of PRC business tax. In 2012, 2013 and 2014, we generated net revenues of RMB1.6 billion, RMB1.8 billion and RMB2.2 billion (US$346.5 million), respectively. We derive net revenues from the following sources:

•
Insurance agency segment: commissions paid by insurance companies for the distribution of (i) property and casualty products, and (ii) life insurance products, primarily to individual customers, which accounted for 82.3%, 80.7% and 75.6% of our net revenues for 2012,  2013 and 2014, respectively;

•
Insurance brokerage segment: commissions and advisory fees for (i) insurance and reinsurance brokerage services primarily paid by the insurance companies, and (ii) risk management consulting services primarily paid by the insureds, which accounted for 3.1%, 3.6% and 10.8% of our net revenues for 2012, 2013 and 2014, respectively;

•
Claims adjusting segment: commissions and fees primarily paid by the insurance companies and, to a lesser degree, by the insureds for the provision of claims adjusting services, which accounted for 13.7%, 14.9% and 13.6% of our net revenues for 2012, 2013 and 2014, respectively;

•
Other services: which consists of fees for non-insurance related services such as service fees derived from the referral of wealth management products and the provision of IT services. These other service fees accounted for 0.9%, 0.8% and nil of our net revenues for 2012, 2013 and 2014, respectively.

The following table sets forth our total net revenues earned from each of our reporting segments both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Insurance agency segment	1,305,310	82.3	1,418,512	80.7	1,624,410	261,807	75.6
Insurance brokerage segment	48,855	3.1	63,418	3.6	232,620	37,492	10.8
Claims adjusting segment	217,497	13.7	261,206	14.9	292,981	47,220	13.6
Other services	14,455	0.9	13,888	0.8	—	—	—
Total net revenues	1,586,117	100.0	1,757,024	100.0	2,150,011	346,519	100.0

Net revenues from the insurance agency segment, in particular, automobile insurance products, have been our primary source of revenue since our inception. Net revenues from the insurance agency segment increased from 2012 to 2014. As the per capita automobile ownership in China is still low, automobile sales in China still have significant growth potential. Therefore, we expect that automobile insurance products will continue to be a significant contributor to our total net revenues in the next several years.

We established an insurance brokerage business unit to expand into the business of offering commercial lines of property and casualty insurance in 2010. Net revenues from the insurance brokerage segment increased from 2012 to 2014 in both absolute amounts and as a percentage of our total net revenues, primarily reflecting the strong growth of our insurance brokerage business during the period. As we continue to grow our insurance brokerage business, we expect that net revenues from the insurance brokerage segment will remain stable as a percentage of our total net revenues in the next few years.

We began providing claims adjusting services in 2008. Net revenues from our claims adjusting segment increased from 2012 to 2014 in absolute amounts, primarily reflecting the stable growth of our claims adjusting business during the period. As we continue to grow our claims adjusting business, we expect that net revenues from claims adjusting services will remain stable as a percentage of our total net revenues in the next few years.

Net revenues from other services mainly includes non-insurance related services such as referral services of wealth management products and IT service fees. We began to offer wealth management products to our insurance customers in 2012 and ceased the service in 2014 due to tightened regulations on the distribution of wealth management products by insurance intermediaries. In 2012 and 2013, we provided IT platform and software services to a third party and an affiliated entity through one of our affiliated entities, Litian Zhuoyue, including system operation, data storage, data maintenance, system security and efficiency maintenance, on-site support, software optimization and maintenance and other IT platform related services. We ceased providing IT services to these entities in 2014. We do not expect these service fees to constitute a significant portion of our total net revenues in the future.

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

Operating Costs and Expenses

Our operating costs and expenses consist of costs incurred in connection with the distribution of insurance products and the provision of claims adjusting services, selling expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amounts and as percentages of our net revenues, for the periods indicated.

	Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	1,586,117	100.0	1,757,024	100.0	2,150,011	346,519	100.0
Operating costs	(1,085,809)	(68.5)	(1,293,372)	(73.6)	(1,615,157)	(260,316)	(75.1)
Selling expenses	(78,449)	(4.9)	(96,461)	(5.5)	(107,263)	(17,288)	(5.0)
General and administrative expenses	(356,033)	(22.4)	(349,205)	(19.9)	(396,692)	(63,935)	(18.5)
Total operating costs and expenses	(1,520,291)	(95.8)	(1,739,038)	(99.0)	(2,119,112)	(341,539)	(98.6)

Operating Costs

We incur costs primarily in connection with the distributions of insurance products and provisions of insurance brokerage and claims adjusting services. The costs that we incurred increased in absolute amounts each year from 2012 to 2014 primarily as a result of an increase in net revenues and an increase in the size of our sales force and claims adjustors. We rely mainly on individual sales agents and a small number of in-house sales representatives, and to a much lesser degree, on our online insurance marketplace for the distributions of insurance products. For insurance and reinsurance brokerage services, we mainly rely on our in-house brokers and non-affiliated brokers. For claims adjusting services, we rely entirely on our in-house claims adjustors. Costs incurred as a percentage of net revenues increased from 2012 to 2014, primarily due to a significant rise in policy acquisition costs and commission costs as a result of increasing labor cost pressure and greater market competition. We anticipate that our costs will continue to increase in absolute amounts as we further grow our business.

Selling Expenses

Our selling expenses primarily consist of:

•	salaries and employment benefits for employees who work in back office below the provincial management level;

•	office rental, telecommunications and office supply expenses incurred in connection with sales activities; and

•	advertising and marketing expenses.

We expect that our selling expenses will continue to increase as we expand our distribution and service network in both existing markets and new geographic regions. As we grow in size, we also intend to spend more on marketing and advertising to enhance our brand recognition and promote our online platforms.

General and Administrative Expenses

Our general and administrative expenses principally comprise:

•	salaries and benefits for our administrative staff;

•	share-based compensation expenses for managerial and administrative staff;

•	research and development expenses in relation to our mobile and online programs;

•	professional fees paid for valuation, market research, legal and auditing services;

•	compliance-related expenses, including expenses for professional services;

•	depreciations and amortizations;

•	office rental expenses;

•	travel and telecommunications expenses;

•	entertainment expenses;

•	office supply expenses for our administrative staff; and

•	foreign exchange loss.

We expect that our general and administrative expenses will increase as we hire additional administrative personnel, pay higher labor costs and incur additional costs in connection with the expansion of our business, and our efforts to develop our e-commerce platform.

Share-based compensation expenses. Share-based compensation expenses constituted one of the largest components of our general and administrative expenses in 2012, 2013 and 2014. We incurred share-based compensation with respect to certain managerial and administrative staff and a small number of sales agents in 2012, 2013 and 2014. The following table sets forth our share-based compensation expenses, both in absolute amounts and as percentages of our general and administrative expenses, for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Share-based compensation expenses	66,878	18.8	45,317	13.0	23,598	3,803	5.9
Others	289,155	81.2	303,888	87.0	373,094	60,132	94.1
General and administrative expenses	356,033	100.0	349,205	100.0	396,692	63,935	100.0

Our share-based compensation expenses in 2012, 2013 and 2014 were primarily attributable to the options granted in November 2008, March 2009 and March 2012.

For more information about our share-based compensation expenses, please see Note 19 to our audited consolidated financial statements included in this annual report.

Taxation

We and each of our subsidiaries and consolidated affiliated entities file separate income tax returns.

The Cayman Islands, the British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands and the British Virgin Islands, we and our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in those jurisdictions. Our subsidiary incorporated in Hong Kong is subject to a normal profits tax rate of 16.5% of its assessable profits for the years of assessment ending March 31, 2013, 2014 and 2015. Payment of dividends is not subject to withholding tax in Hong Kong.

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

Pursuant to a Notice of Preferential Policies of EIT, jointly issued by the PRC Ministry of Finance and the SAT on February 22, 2008, a newly established software enterprise was entitled to an exemption from EIT for the first two years and a 50% reduction of EIT for the following three years starting from the first profit-making year. Our affiliated entities, Litian Zhuoyue and Shenzhen CNinsure Software Technology Co., Ltd. (also known as Shenzhen Fanhua Software Technology Co., Ltd.), are entitled to the tax holidays under this notice from 2010 to 2014 and 2012 to 2016, respectively.

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

        Insurance agency services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. We have met all the four criteria of revenue recognition when the premiums are collected by us or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, we do not accrue any commission and fees prior to the receipt of the related premiums. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collected from the insured and the commission settlement confirmation is received from insurance companies, because the commission rate for brokerage services is negotiated case by case and our fees are fixed when such confirmation is received. No allowance for cancellation has been recognized for agency and brokerage businesses as we estimate, based on its past experience that the cancellation of policies rarely occurs.  Any subsequent commission adjustments in connection with policy cancellations which have been deminims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.1%, 0.2% and 0.2% of the total commission and fee revenues during years ended December 31, 2012, 2013 and 2014, respectively. For agency and brokerage services, we may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency and brokerage company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded when a performance target is being achieved.

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

Other service fees include commission revenues derived from the referral of wealth management products to our customers.  Revenues are recorded when the products have been sold to customers, at which time we have fulfilled all our services obligations.

We present revenue net of sales taxes incurred. The sales taxes amounted to RMB99.0 million, RMB99.9 million and RMB121.0 million (US$19.5 million) for the years ended December 31, 2012, 2013 and 2014, respectively. According to the Announcement on the VAT Reform Pilot Program of the Transportation and Selected Modern Service Sectors issued by the State Tax Bureau in July 2012, the transportation and some selected modern service sectors, including research and development (R&D) and technical services, information technology services, cultural creative services, logistics support services, tangible personal property leasing services, and assurance and consulting service, should pay value-added tax instead of business tax based on a predetermined timetable (hereinafter referred to as the “VAT Reform”), effective September 1, 2012 for entities in Beijing and November 1, 2012 for entities in Guangdong. The VAT Reform expanded nation-wide in August 1, 2013.

Share-based Compensation

Employee share-based compensation

All forms of share-based payments to employees, including employee stock options and employee stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statement of income and comprehensive income (loss). Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. If an award requires satisfaction of one or more performance, or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, and no compensation cost is recognized if the requisite service is not rendered. We recognize compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

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

Modification of an Award

A modification of the terms or conditions of an equity award is treated as an exchange of the original award for a new award. We measure the effects of a modification as follows:

a. Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award determined over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date; and

b. the total recognized compensation cost for an equity award shall at least equal the fair value of the award at the grant date unless at the date of the modification the performance or service conditions of the original award are not expected to be satisfied.

We record the incremental fair-value-based measure, if any, of the modified award, as compensation cost on the date of modification (for vested awards) or over the remaining service (vesting) period (for unvested awards).

Cancellation of an Award

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

Share-based compensation expenses of RMB66.9 million, RMB45.3 million and RMB23.6 million (US$3.8 million) for the years ended December 31, 2012, 2013 and 2014, respectively, were included in the general and administrative expenses.

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

In 2012, 2013 and 2014, management compared the carrying value of each reporting unit, including assigned goodwill, to its respective fair value, which is step one of the two-step impairment test. The fair values of all reporting units were estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step two of the two-step goodwill impairment test was not required. Management concluded that goodwill was not impaired as of December 31, 2012, 2013 and 2014.

•
For the insurance agency segment, we projected a five-year discounted cash flow. Basic assumptions in the cash flow projection included, among others, an estimated annual growth of between 5% to 15% in net revenues in the coming 5 years with reference to the stabilizing growth rate in 2014 a terminal revenue growth rate of 3%, and gross profit of 23% to 25%, which is similar to the level in 2014. Any projection beyond 5 years by us cannot be estimated with reasonable accuracy, since the business environment is rapidly changing. The discount rate was set at 22%, based on the segment’s weighted average cost of capital and adjusted to reflect our and business-specific risks. For the agency segment, we had goodwill of RMB133.5 million (US$21.5 million) as of December 31, 2014. The estimated fair value of the reporting unit exceeded its carrying value at December 31, 2014. Consequently, no goodwill impairment has been recognized.

•	For the claims adjusting segment, related goodwill was completely written off in 2011.

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

Impairment of intangible assets with definite lives

We evaluate the recoverability of identifiable intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that these assets’ carrying amounts may not be recoverable. We measure the carrying amount of identifiable intangible asset with determinable useful live against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2012, 2013 and 2014, no impairment loss on identifiable intangible assets with determinable useful lives was recognized.

Impairment of indefinite-lived intangible assets

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quote from third party, if any. During the years ended December 31, 2012, 2013 and 2014, no impairment loss on its indefinite-lived intangible assets was recognized.

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

We recognize in our financial statements uncertainties in income taxes by prescribing a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken, or expected to be taken on a tax return, based on the standards of ASC subtopic 740-10 ("ASC 740-10"), Income taxes. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than- not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

In 2014, we have adopted FASB ASU No. 2013-11—Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists prospectively, to present  an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the balance sheets as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require us to use, and we do not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit is presented in the balance sheets as a liability.

Recent Accounting Pronouncements

In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•	For completed contracts, an entity needs not restate contracts that begin and end within the same annual reporting period.

•
For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•
For all reporting periods presented before the date of initial application, an entity needs not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it should also provide the additional disclosures in reporting periods that include the date of initial application of:

•	The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

•	An explanation of the reasons for significant changes.

We are in the process of assessing the impact of adoption of this pronouncement on its consolidated financial condition or results from operations.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation – Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial condition or results from operations.

In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement - Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item.

If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either present or disclose earnings-per-share data applicable to the extraordinary item.

The FASB heard from stakeholders that the concept of extraordinary items causes uncertainty because it is unclear when an item should be considered both unusual and infrequent. Additionally, some stakeholders said that although users find information about unusual or infrequent events and transactions useful, they do not find the extraordinary item classification and presentation necessary to identify those events and transactions. Other stakeholders noted that it is extremely rare in current practice for a transaction or event to meet the requirements to be presented as an extraordinary item.

The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial condition or results from operations.

Results of Operations

The following table sets forth our net revenues, operating costs and expenses and income from operations by reportable segments for the periods indicated.

Before January 1, 2014, we operated in three operating segments: (1) property and casualty insurance; (2) life insurance; and (3) insurance claims adjusting services. In the first quarter of 2014, we realigned our financial reporting structure to more accurately reflect our organizational structure and changing business mix. Under the realigned business structure, our business is divided into three reporting operating segments: (1) insurance agency, (2) insurance brokerage, and (3) claims adjusting. Historical results reflecting the new business segments for 2012, 2013 and 2014 are also restated.

	For the Year Ended December 31,
	2012	2012 to 2013 Percentage Change	2013	2013 to 2014 Percentage Change	2014

	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Income Data
Net revenues:
Agency	1,305,310	8.7	1,418,512	14.5	1,624,410	261,807
Brokerage	48,855	29.8	63,418	266.8	232,620	37,492
Claims adjusting	217,497	20.1	261,206	12.2	292,981	47,220
Other services	14,455	(3.9)	13,888	(100.0)	—	—
Total net revenues	1,586,117	10.8	1,757,024	22.4	2,150,011	346,519
Operating costs and expenses:
Operating costs:
Agency	(936,246)	16.9	(1,094,843)	15.3	(1,261,888)	(203,379)
Brokerage	(29,716)	59.3	(47,351)	292.0	(185,593)	(29,912)
Claims adjusting	(113,697)	25.1	(142,245)	17.9	(167,676)	(27,025)
Other services	(6,150)	45.3	(8,933)	(100.0)	—	—
Total operating costs	(1,085,809)	19.1	(1,293,372)	24.9	(1,615,157)	(260,316)
Selling expenses	(78,449)	23.0	(96,461)	11.2	(107,263)	(17,288)
General and administrative expenses	(356,033)	(1.9)	(349,205)	13.6	(396,692)	(63,935)
Total operating costs and expenses	(1,520,291)	14.4	(1,739,038)	21.9	(2,119,112)	(341,539)
Income from operations:
Agency	167,227	(32.3)	113,206	21.5	137,539	22,167
Brokerage	14,381	(32.5)	9,699	267.0	35,603	5,738
Claims adjusting	30,802	(12.1)	27,077	(35.6)	17,442	2,811
Other	(146,584)	(10.0)	(131,996)	21.0	(159,685)	(25,736)
Income from operations	65,826	(72.7)	17,986	71.8	30,899	4,980
Other income, net:
Investment income	—	100.0	8,886	397.9	44,240	7,130
Interest income	90,323	(6.7)	84,250	(2.4)	82,251	13,256
Finance cost	(2,439)	(100.0)	—	—	—	—
Others, net	6,742	(168.2)	(4,601)	(150.6)	2,330	376
Income from operations before income taxes and income of affiliates	160,452	(33.6)	106,521	49.9	159,720	25,742
Income tax expense	(50,373)	(46.1)	(27,158)	(10.6)	(24,289)	(3,915)
Share of income of affiliates	14,658	40.7	20,621	48.6	30,649	4,940
Net income	124,737	(19.8)	99,984	66.1	166,080	26,767
Less: Net (loss) income attributable to the noncontrolling interests	(5,773)	(175.2)	4,341	(0.5)	4,320	696
Net income attributable to the Company’s shareholders	130,510	(26.7)	95,643	69.1	161,760	26,071

Year ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues

Our total net revenues increased by 22.4% from RMB1.8 billion in 2013 to RMB2.2 billion (US$346.5 million) in 2014 primarily attributable to increases in net revenues from our insurance agency, claims adjusting and insurance brokerage segments.

•
Net revenues from our insurance agency segment increased by 14.5% from RMB1.4 billion in 2013 to RMB1.6 billion (US$261.8 million) in 2014, primarily resulting from the increases in sales volume and acquisition of three agency companies in April 2014.

•
Net revenues from insurance brokerage segment increased by 266.8% from RMB63.4 million in 2013 to RMB232.6 million (US$37.5 million) in 2014, primarily due to an increase in our customer base as a result of efforts to expand sales channels, develop innovative product offerings and cultivate markets in the past three years and the low base in this segment during year of 2013.

•
Net revenues from our claims adjusting segment increased by 12.2% from RMB261.2 million in 2013 to RMB293.0 million (US$47.2 million) in 2014. The increase primarily resulted from sales volume growth in the auto-related claims adjustment business.

Operating Costs and Expenses

Operating costs and expenses increased by 21.9% from RMB1.7 billion in 2013 to RMB2.1 billion (US$341.5 million) in 2014.

Operating Costs. Our operating costs increased by 24.9% from RMB1.3 billion in 2013 to RMB1.6 billion (US$260.3 million) in 2014, primarily because of increases in operating costs for our agency insurance, brokerage insurance and claims adjusting segments.

•
Operating costs for our agency insurance segment increased by 15.3% from RMB1.1 billion in 2013 to RMB1.3 billion (US$203.4 million) in 2014. The significant increase was primarily due to the increase in commissions and fees paid to our sales agents, which reflected higher incentives to sales agents to promote the adoption of CNpad applications.

•	Operating costs for our brokerage insurance segment increased by 292.0% from RMB47.4 million in 2013 to RMB185.6 million (US$29.9 million) in 2014. The increase was primarily due to sales growth.

•
Operating costs for our claims adjusting segment increased by 17.9% from RMB142.2 million in 2013 to RMB167.7 million (US$27.0 million) in 2014. The increase was primarily due to an increase in sales volume and increased salaries for claims adjustors.

Selling Expenses. Our selling expenses increased by 11.2% from RMB96.5 million in 2013 to RMB107.3 million (US$17.3 million) in 2014 primarily due to an increase in vehicle, office and marketing expenses.

General and Administrative Expenses. Our general and administrative expenses increased by 13.6% from RMB349.2 million in 2013 to RMB396.7 million (US$63.9 million) in 2014. The increases is mainly due to expenses incurred on research and development of online projects like CNpad, eHuzhu and Chetong.net, offset by a decrease in share-based compensation expense.

Income from Operations

As a result of the foregoing factors, income from operations increased by 71.8% from RMB18.0 million in 2013 to RMB30.9 million (US$5.0 million) in 2014.

•	Income from operations for our agency insurance segment increased by 21.5% from RMB113.2 million in 2013 to RMB137.5 million (US$22.1 million) in 2014.

•	Income from operations for our brokerage insurance segment significantly increased by 267.0% from RMB9.7 million in 2013 to RMB35.6 million (US$5.7 million) in 2014.

•	Income from operations for our claims adjusting segment decreased by 35.6% from RMB27.1 million in 2013 to RMB17.4 million (US$2.8 million) in 2014.

Other Income

Investment Income. Investment income mainly includes income received from short term investments in collective trust products and interbank deposits. Our investment income increase by 397.9% from RMB8.9 million in 2013 to RMB44.2 million (US$7.1 million) in 2014. The increase was primarily attributable to income received from trust products purchased in year 2013 as well as income from interbank deposits purchased in year 2014, and the non-recurring gain on remeasurement of previously held equity interest to fair value in the amount of RMB8.8million (US$1.4 million).

Interest Income. Our interest income decreased by 2.4% from RMB84.3 million in 2013 to RMB82.3 million (US$13.3 million) in 2014. The decrease was primarily due to a decrease in term deposits as a result of the increased short-term investments.

Others, Net. Our other income, net, was a loss of RMB4.6 million in 2013 compared to an income of RMB2.3 million(US$0.4 million) in 2014, primarily due to the write-down of dividends receivables from Datong in 2013.

Income from Operations before Income Taxes and Income of Affiliates

As a result of the foregoing factors, our income from operations before income taxes and income of affiliates increased by 49.9% from RMB106.5 million in 2013 to RMB159.7 million(US$25.7 million) in 2014.

Income Tax Expense

Our income tax expense decreased by 10.6% from RMB27.2 million in 2013 to RMB24.3 million (US$3.9 million) in 2014. The effective tax rate in 2014 was 15.2% compared with 25.5% in 2013 due to (1) a tax exemption for two years and a 50% tax reduction for the succeeding three years enjoyed by our subsidiary, Ying Si Kang Information, starting from January 1, 2014; and (2) higher share-based compensation expenses charged for fiscal year 2013 which were non-tax deductible.

Share of Income of Affiliates

Our share of income of affiliates increased by 48.6% from RMB20.6 million in 2013 to RMB30.6 million (US$4.9 million) in 2014, primarily due to the rapid growth of net income generated by CFSG.

Net Income

As a result of foregoing factors, our net income increased by 66.1% from RMB100.0 million in 2013 to RM166.1 million (US$26.8 million) in 2014.

Net Income Attributable to the Noncontrolling Interests

Our net income attributable to the non-controlling interests slightly decreased by 0.5% from RMB4.3 million in 2013 to RMB4.3 million (US$0.7 million)in 2014.

Net Income Attributable to the Company’s Shareholders

As a result of the foregoing, our net income attributable to our shareholders increased by 69.1% from RMB95.6 million in 2013 to RMB161.8 million (US$26.1 million) in 2014.

Year ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues

Our total net revenues increased by 10.8% from RMB1.6 billion in 2012 to RMB1.8 billion in 2013 primarily attributable to increases in net revenues from our insurance agency segment, claims adjusting segment and insurance brokerage segment.

•
Net revenues from our insurance agency segment increased by 8.7% from RMB1.3 billion in 2012 to RMB1.4 billion in 2013, primarily resulting from the increases in both commission rates and sales volume of property and casualty insurance products, offset by a decrease in revenue of life insurance products due to shifted focus to the sales of protection insurance products which have lower average premium per policy compared to participating insurance products.

•	Net revenues from our brokerage segment increased by 29.8% from RMB48.9 million in 2012 to RMB63.4 million in 2013, primarily due to an increase of sale volume.

•
Net revenues from our claims adjusting segment increased by 20.1% from RMB217.5 million in 2012 to RMB261.2 million in 2013. The increase primarily resulted from sales volume growth in the auto-related claims adjustment business.

•
Net revenues from other services decreased by 3.9% from RMB14.5 million in 2012 to RMB13.9 million in 2013. Other services represented commission from wealth management products recommendation and IT services provided to an affiliate.

Operating Costs and Expenses

Operating costs and expenses increased by 14.4% from RMB1.5 billion in 2012 to RMB1.7 billion in 2013. The increase was primarily due to the increase in commissions and fees paid to our property and casualty insurance sales agents, which reflected higher commission rates in the automobile insurance market and higher policy acquisition costs due to increased competition from telemarketing by insurance companies, offset by the decrease of commission paid to life insurance agency due to the decrease in sales volume of life insurance products.

Operating Costs. Our operating costs increased by 19.1% from RMB1.1 billion in 2012 to RMB1.3 billion in 2013, primarily because of increases in operating costs for our agency insurance, brokerage insurance and claims adjusting segments.

•
Operating costs for our agency insurance segment increased by 16.9% from RMB936.2 million in 2012 to RMB1.1 billion in 2013. The increase was primarily due to the increase in commissions and fees paid to our property and casualty insurance sales agents, which reflected higher commission rates in the automobile insurance market and higher policy acquisition costs due to increased competition from telemarketing by insurance companies, offset by the decrease of commission paid to life insurance agency due to the decrease in sales volume of life insurance products.

•	Operating costs for our brokerage insurance segment increased by 59.3% from RMB29.7 million in 2012 to RMB47.4 million in 2013. The increase was primarily due to an increase in sales volume.

•	Operating costs for our claims adjusting segment increased by 25.1% from RMB113.7 million in 2012 to RMB142.2 million in 2013. The increase was primarily due to increases in sales volume.

•	Operating costs for other services increased by 45.3% from RMB6.1 million in 2012 to RMB8.9 million in 2013. Other services represented costs from wealth management products.

Selling Expenses. Our selling expenses increased by 23.0% from RMB78.4 million in 2012 to RMB96.5 million in 2013 primarily due to sales increases and increases in staff salary, travel, gasoline and office expenses mostly incurred by the claims adjusting segment due to staff increase.

General and Administrative Expenses. Our general and administrative expenses decreased slightly by 1.9% from RMB356.0 million in 2012 to RMB349.2 million in 2013.

Income from Operations

As a result of the foregoing factors, income from operations decreased by 72.7% from RMB65.8 million in 2012 to RMB18.0 million in 2013.

•	Income from operations for our agency insurance segment decreased by 32.3 % from RMB167.2 million in 2012 to RMB113.2 million in 2013.

•	Income from operations for our brokerage insurance segment significantly decreased by 32.5% from RMB14.4 million in 2012 to RMB9.7 million in 2013.

•	Income from operations for our claims adjusting segment decreased by 12.1% from RMB30.8 million in 2012 to RMB27.1 million in 2013

Other Income

Interest Income. Our interest income decreased by 6.7% from RMB90.3 million in 2012 to RMB84.3 million in 2013. The decrease was primarily due to a decrease in the bank deposits as we increased short-term investment.

Others, Net. Our other income, net, decreased by 168.2% from RMB6.7 million in 2012 to a loss of RMB4.6 million in 2013, primarily due to the write-down of dividends receivables from Datong.

Income from Operations before Income Taxes and Income of Affiliates

As a result of the foregoing factors, our income from operations before income taxes and income of affiliates decreased by 33.6% from RMB160.5 million in 2012 to RMB106.5 million in 2013.

Income Tax Expense

Our income tax expense decreased from RMB50.4 million in 2012 to RMB27.2 million in 2013, primarily due to decrease in operating income. The effective tax rate in 2013 was 25.5% compared with 31.4% in 2012 due to higher share-based compensation expenses charged in 2012 which were non-tax deductible.

Share of Income of Affiliate

Our share of income of affiliates increased from RMB14.7 million in 2012 to RMB20.6 million in 2013, primarily due to the rapid growth of net income generated by CFSG.

Net Income

As a result of foregoing factors, our net income decreased by 19.8% from RMB124.7 million in 2012 to RMB100.0 million in 2013.

Net Income Attributable to the Noncontrolling Interests

We recorded RMB4.3 million in net income attributable to noncontrolling interests in 2013. In comparison, we recorded a RMB5.8 million net loss attributable to noncontrolling interests in 2012. The increase was primarily due to certain noncontrolling interest holding entities generated profit in 2013.

Net Income Attributable to the Company’s Shareholders

As a result of the foregoing, our net income attributable to our shareholders decreased by 26.7% from RMB130.5 million in 2012 to RMB95.6 million in 2013.

Inflation

Inflation in China has impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6% and 2.6% and 2.0% in 2012, 2013, and 2014, respectively. Our operating costs and expenses, such as sales agent and employee compensation and office operating expenses, increased significantly partly as a result of inflation in 2013 and 2014. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation significantly reduced the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China. If high inflation persists in China in the future, our operational results may continue to be significantly affected.

Foreign Currency

The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB6.1886 per U.S. dollar in December 2014. The fluctuation of the exchange rate between the RMB and U.S. dollar and HK dollar resulted in foreign currency translation gain of RMB6.0 million (US$1.0 million) in 2014, when we translated our financial assets from U.S. dollar and HK dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3. Key Information — D.Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities. As of December 31, 2014, we had RMB2.1 billion (US$339.0 million) in cash. Our cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to fund acquisitions, developments of online projects including CNpad, Chetong.net, eHuzhu, establishing sales outlets, working capital requirements, automobiles and office equipment purchases, office renovation and rental deposits.

Although we consolidate the results of our PRC consolidated affiliated entities, we do not have direct access to their cash and cash equivalents or future earnings. But we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we receive quarterly fees from some of these consolidated affiliated entities in exchange for certain consulting and other services provided by us. See “Item 4. Information on the Company — C. Organizational Structure.” We expect to require cash to fund our ongoing business needs, particularly the further expansion of our distribution and service network, expansion into the financial services business and development of online platforms.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	157,808	185,945	261,649	42,170
Net cash (used in) generated from investing activities	234,914	(419,308)	(445,395)	(71,784)
Net cash (used in) generated from financing activities	(86,696)	3,350	(7,817)	(1,260)
Net increase (decrease) in cash and cash equivalents	306,026	(230,013)	(191,563)	(30,874)
Cash and cash equivalents at the beginning of the year	2,222,160	2,525,618	2,288,623	368,859
Cash and cash equivalents at the end of the year	2,525,618	2,288,623	2,103,068	338,953

Operating Activities

Net cash generated from operating activities amounted to RMB261.6 million (US$42.2 million) for the year ended December 31, 2014, primarily attributable to (i) a net income of RMB166.1 million (US$26.8 million), (ii) an add-back of depreciation of RMB28.2 million (US$4.6 million), amortization of acquired intangible assets of RMB16.8 million  and compensation expenses associated with stock options of RMB23.6 million (US$3.8 million), which were non-cash items, and (iii) an increase of accounts payable of RMB27.5 million (US$4.4 million), partially offset by (i) share of income of affiliates of RMB30.6 million (US$4.9 million) which was also included in net income but did not have cash flow effect during the period  and (ii) RMB15.4 million (US$ 2.5 million) in investment income from investment in collective trust funds and inter-bank deposit.

Net cash generated from operating activities amounted to RMB185.9 million for the year ended December 31, 2013, primarily attributable to (i) a net income of RMB100.0 million; (ii) RMB45.3 million of share-based compensation cost which decreased from 2012 mainly because options granted to employees in March 2012 were recognized on an accelerated basis, (iii) RMB31.3 million of depreciation of fixed assets which increased significantly from 2012 due to the purchase of more fixed assets for our e-commerce operations in late 2012 and (iv) RMB13.7 million of amortization of acquired intangible assets, which were included in net income but did not affect cash flow during the period, offset by (i) share of income of affiliates amounting to RMB20.6 million, which was also included in net income but did not have cash flow effect during the period; and (ii) an increase of RMB12.5 million in accounts receivable, which negatively affected operating cash flow, primarily as a result of more bonuses due from insurance companies not yet collected as of December 31, 2013.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2014 was RMB445.4 million (US$71.8 million), primarily attributable to (i) cash used to purchase short term investments in financial products of RMB546.6 million (US$88.1 million), (ii) cash paid out for acquisitions of subsidiaries of RMB62.7 million (US$10.1 million), and (iii) cash advance to related parties of RMB62.7 million (US$10.1 million), which mainly consisted of advances made to Sincere Fame, partially offset by (i) proceeds from disposal of short term investments of RMB118.2 million (US$ 19.1 million) and (ii) a decrease in other receivables of RMB113.6 million (US$18.3 million), mainly representing an repayment in loans from Jintaiping.

Net cash used in investing activities for the year ended December 31, 2013 was RMB419.3 million, primarily attributable to (i) purchases of short term investments in financial products of RMB283.9 million, (ii) payment for the purchase of office equipment of RMB36.2 million, (iii) increase in other receivables of RMB67.7 million, mainly representing an increase in loans to Jintaiping, and (iv) advance made to related parties of RMB62.3 million, of which mainly consist of advances made to CFSG.

Net cash generated from investing activities for the year ended December 31, 2012 was RMB234.9 million, primarily attributable to (i) net repayment of RMB205.9 million from an affiliate, CFSG, during the year, and (ii) proceeds from disposal of short term investments of RMB71.1 million, offset by purchases of short term investments and office equipment of RMB40.6 million and RMB11.6 million, respectively.

Financing Activities

Net cash used in financing activities was RMB7.8 million (US$1.3 million) for the year ended December 31, 2014, attributable to payment of RMB11.0 million (US$1.8 million) for acquisitions of noncontrolling interests in subsidiaries, offset by proceeds received on exercise of stock options of RMB3.2 million (US$0.5 million).

Net cash generated from financing activities was RMB3.4 million for the year ended December 31, 2013, attributable to a capital injection from noncontrolling interests of RMB3.4 million.

Net cash used in financing activities was RMB86.7 million for the year ended December 31, 2012, primarily attributable to (i) payment of RMB90.5 million for acquisitions of noncontrolling interests in subsidiaries; and (ii) a share repurchase amounting to RMB9.2 million, partially offset by a capital injection from noncontrolling interests of RMB12.7 million.

Capital Expenditures

We incurred capital expenditures of RMB41.5 million, RMB6.3 million and RMB6.2 million (US$1.0 million) for the years ended December 31, 2012, 2013 and 2014, respectively. Our capital expenditures have been used primarily to construct our online platforms including CNpad, Chetong.net, Baoxian.com and eHuzhu, construct our operating platform, including our Core Business System and ERP-based financial and accounting system and to purchase automobiles and office equipment for newly established insurance intermediary companies. We estimate that our capital expenditures will increase in the following two or three years as we further expand our distribution and service network in China, and construct our e-commerce insurance platform. We anticipate funding our future capital expenditures primarily with net cash flows from financing and operating activities.

Borrowings

As of each of December 31, 2013 and 2014, we had no short-term or long-term bank borrowings.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China and our consolidated affiliated entities, Yihe Investment, Xinbao Investment and its subsidiaries and Dianliang Information. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries and consulting and service fees paid by our subsidiaries and consolidated affiliated entities. If our subsidiaries or any consolidated affiliated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of EIT on dividend derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividend distributed by such foreign-invested enterprises. As of December 31, 2014, our restricted net asset was RMB2.1 billion (US$331.3 million), including RMB131.3 million (US$21.2 million) restricted net assets of our consolidated affiliated entities. This amount is composed of the registered equity of our PRC subsidiaries and consolidated affiliated entities and the statutory reserves described above.

We conduct part of our operations through our consolidated affiliated entities. In the years ended December 31, 2012, 2013 and 2014, aggregate revenues derived from our consolidated affiliated entities contributed 23.6%, 7.2% and 3.4%, respectively, of our total consolidated net revenues, based on our corporate structure as of the end of each year. Our operations that are not conducted through contractual arrangements with our consolidated affiliated entities primarily consist of our insurance agency, insurance brokerage and claims adjusting businesses. As of December 31, 2013 and 2014, our consolidated affiliated entities accounted for an aggregate of 3.2% and 1.7%, respectively, of our consolidated total assets. The assets that are not associated with our consolidated affiliated entities primarily consists of cash and cash equivalents, restricted cash, short term investments, accounts receivable, insurance premium receivables, other receivables, deferred tax assets, amounts due from related parties, other current assets, property, plant and equipment, goodwill, intangible assets, deferred tax assets, investments in affiliates and other non-current assets. As of December 31, 2013 and 2014, our consolidated affiliated entities accounted for an aggregate of 10.7% and 9.3%, respectively, of our consolidated current liabilities. Our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn partially depend upon earnings of our consolidated affiliated entities transferred to our subsidiaries in the form of payments under the technology consulting and services agreements. As of December 31, 2014, the total amount of service fees payable to our wholly owned subsidiaries from our consolidated affiliated entities was nil. As of December 31, 2014, we had aggregate undistributed earnings of approximately RMB1.9 billion (US$317.1 million) that were available for distribution, including RMB50.6 million (US$8.2 million) undistributed earnings of our consolidated affiliated entities. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. As a result, as of December 31, 2014, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)

Operating lease obligations	42,456	20,598	21,231	627	—
Total	42,456	20,598	21,231	627	—

Not included in the table above are uncertain tax liabilities of RMB53.9 million (US$8.7 million). As we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, such liabilities are excluded from the contractual obligations table above.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2014.

G.	Safe Harbor

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

You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information  — D. Risk Factors” of this annual report. Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chunlin Wang	45	Chief Executive Officer
Qiuping Lai	61	President and Director
Peng Ge	43	Chief Financial Officer
Yinan Hu	49	Chairman
Xiaojun Shang.	41	Director
Yunxiang Tang	69	Independent Director
Stephen Markscheid.	61	Independent Director
Allen Warren Lueth	46	Independent Director
Mengbo Yin	59	Independent Director

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

Mr. Yunxiang Tang, a senior economist, has been our independent director since May 2012. Mr. Tang served as general manager of the People's Insurance Company (Group) of China Limited, or the PICC and chairman of the Board of Directors of PICC P&C, PICC Asset Management Company Limited, PICC Life Insurance Company Limited and PICC Health Insurance Company Limited from 2000 to 2007. He was the president of Insurance Association of China from 2001 to 2003 and vice chairman of the CIRC from 1998 to 2000. Prior to that, he served in different senior leadership roles in the financial regulatory authorities, including head of the PBOC Guangdong Branch and chief of State Administration of Foreign Exchange, Guangdong Branch and assistant governor of the PBOC.

Mr. Stephen Markscheid has been our independent director since August 2007. Mr. Markscheid is currently a member of the board of directors and a member of the audit committee, compensation committee and/or nomination committee of Jinko Solar, Inc.,  China Ming Yang Wind Group Limited and ChinaCast Education Corporation and receiver of China Clean Energy Inc., all of which are public companies listed in U.S. He is currently the chief executive officer of Synergenz BioScience, Inc., a genomics company based in Hong Kong. Prior to that, Mr. Markscheid was the chief executive officer of HuaMei Capital Company, Inc., a Sino-U.S. investment advisory firm from 2006 to 2007. From 1998 to 2006, Mr. Markscheid served as senior vice president for global risk for GE Healthcare Financial Services and director of business development of GE Capital. Prior to joining GE, Mr. Markscheid worked as case leader for the Boston Consulting Group throughout Asia from 1994 to 1997. Prior to that, Mr. Markscheid had been a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. Mr. Markscheid received his bachelor’s degree in East Asian studies from Princeton University, a master’s degree in international affairs and economics from the School of Advanced International Studies at Johns Hopkins University, and an MBA degree from Columbia University.

Mr. Allen Lueth has been our independent director since August 2007. Mr. Lueth is currently a member of the board of director, the remuneration committee and the audit committee of Greatview Aseptic Packaging Company Limited, a company listed in Hong Kong. Since December 2010, he has been the head of finance of Cardinal Health China, one of the world’s leading pharmaceutical distributors, which acquired Zuellig Pharma China in November 2010. Prior to that, he was the vice president of finance and strategy of Zuellig Pharma China, a private company focused on pharmaceutical distribution, and was its chief financial officer from 2005 to February 2009. Mr. Lueth worked for GE Capital from 1998 to 2004 in a variety of roles, including chief financial officer and chief executive officer for the Taiwan operations, and the representative for China. Earlier, he served with Coopers & Lybrand as an auditor. Mr. Lueth obtained his certificate as a certified public accountant in 1991 and a certified management accountant in 1994. Mr. Lueth received his bachelor of science in accounting degree from the University of Minnesota and an MBA degree from the J.L. Kellogg School of Management.

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

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third-party, including our consolidated affiliated entities and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his employment agreement. Specifically, each executive officer has agreed not to, while employed by us and for one year following the termination or expiration of the employment agreement, (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities, and will not interfere with the business relationship between us and such persons and/or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner or otherwise, in any business which is in direct or indirect competition with our business; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us at the date of the executive officer’s termination, or in the year preceding such termination.

B.	Compensation

In 2014, the aggregate cash compensation, including reimbursement of expenses, to our executive officers was approximately RMB2.3 million (US$0.4 million), and the aggregate cash compensation to our non-executive directors was approximately RMB2.2 million (US$0.4 million).

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

On November 21, 2008, our board of directors approved the grant of options to purchase an aggregate of 32,000,000 ordinary shares to various directors, officers and employees pursuant to the 2007 Share Incentive Plan (the “2008 Option”). The exercise price of these options is US$0.28 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). The options are scheduled to vest over a four-year period starting from March 31, 2010, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. As of December 31, 2014, in connection with the 2008 Option, options to purchase 2,685,300 ordinary shares had been exercised and options to purchase 1,314,220 ordinary shares had been forfeited due to certain employee’s failure to meet performance target or to render the requisite service.

On March 9, 2009, our board of directors voted to grant options to purchase an aggregate of 10,000,000 ordinary shares to employees under the amended and restated 2007 Share Incentive Plan (the “2009 Option”). The exercise price of these options is US$0.34 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). These options are scheduled to vest over a four-year period starting from March 31, 2010, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. As of December 31, 2014, in connection with the 2009 Option, options to purchase 1,348,280 ordinary shares had been exercised, and options to purchase 1,651,720 ordinary shares had been forfeited due to  certain employee’s failure to meet performance target or to render the requisite service.

 On February 8, 2010, our board of directors approved the grant of options to purchase an aggregate of 48,000,000 ordinary shares to various directors, officers and employees pursuant to the amended and restated 2007 Share Incentive Plan. The exercise price of these options is US$0.84 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). These options were scheduled to vest over a four-year period starting from March 31, 2011, subject to the achievement of certain key performance indicators by the option holders and their continued employment with our company. None of the options were exercised. Options to purchase 20,328,116 ordinary shares were forfeited due to a cessation of the option holders’ employment and failure to fulfill certain key performance indicators by certain option holders during 2011. Options to purchase an aggregate of 27,671,884 ordinary shares, which represented all the remaining options granted on February 8, 2010, were cancelled in November 2011.

On April 28, 2011, our board of directors approved the grant of options to purchase an aggregate of 28,400,000 ordinary shares to certain directors, officers and employees pursuant to the amended and restated 2007 Share Incentive Plan (the “2011 Option”). The exercise price of these options is US$0.73 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to one ADS ratio). These options were scheduled to vest over a four-year period starting from March 31, 2012, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. None of the options were exercised. Options to purchase 11,425,400 ordinary shares were forfeited due to a cessation of the option holders’ employment and failure to fulfill certain key performance indicators by certain option holders during 2011. Options to purchase an aggregate of 16,974,600 ordinary shares, which represented all the remaining 2011 Options, were cancelled in November 2011.

On March 12, 2012, pursuant to the amended and restated 2007 Share Incentive Plan, our board of directors approved the grant of options to certain directors, officers, key employees and sales agents to purchase an aggregate of 93,445,000 ordinary shares at an exercise price of US$0.30 per ordinary share and approved the grant of options to two independent directors who are residents of the United States in an aggregate of 3,200,000 ordinary shares at an exercise price of US$0.31 per ordinary share (the “2012 Options”). These options are scheduled to vest over a five-year period starting from May 31, 2012, subject to the achievement of certain key performance indicators by certain option holders and all option holders' continued employment with us. As of December 31, 2014,  options to purchase 972,640 ordinary shares had been exercised and 2,761,379 ordinary shares had been forfeited due to option holders’ failure to meet the performance target or termination of employment or agency contracts.

 In December 2013, the board of directors approved an option modification to extend the expiration dates of the outstanding 2008 Options and 2009 Options to December 31, 2017.

In November 2014, the board and compensation committee passed a resolution to modify the exercise price of the 2012 Options. The exercise price of the rest of the 2012 Options was reduced from US$0.30 per ordinary share (for certain directors, officers, key employees and sales agents) and US$0.31 per ordinary share (for two independent directors who are  residents of the United States) to US$0.001 per ordinary share while the maximum aggregate award of 96,645,000 ordinary shares was reduced to 46,722,500 ordinary shares. The options are subject to the same service period. As of December 31, 2014, except for the options granted to one of the independent directors, outstanding options to purchase 91,327,722 ordinary shares were modified into 45,663,861 shares options. There was no incremental cost as a result of such option modification. The following paragraphs describe the principal terms of our amended and restated 2007 Share Incentive Plan as currently in effect.

Types of Awards. The types of awards we may grant under our 2007 Share Incentive Plan include the following:

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

Plan Administration. The compensation committee of our board of directors, or a committee designated by the compensation committee, will administer the 2007 Share Incentive Plan. However, awards made to our independent directors must be approved by the entire board of directors. The compensation committee or the full board of directors, as appropriate, will determine the individuals who will receive grants, the types of awards to be granted and terms and conditions of each award grant, including any vesting or forfeiture restrictions.

Award Agreement. Awards granted under our 2007 Share Incentive Plan will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement may also specify whether the option constitutes an ISO or a non-qualifying share option.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2007 Share Incentive Plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and any forfeiture provisions will terminate immediately before the date of the change-of-control transaction. If the successor entity assumes our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards will automatically become fully vested and exercisable.

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

Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2007 Share Incentive Plan. Amendments to the 2007 Share Incentive Plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2007 Share Incentive Plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2007 Share Incentive Plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2007 Share Incentive Plan.

As of March 31, 2015, options to purchase 82,247,600 ordinary shares of CNinsure were outstanding. The following table summarizes, as of March 31, 2015, the outstanding options that we granted to our directors and executive officers and to other individuals as a group.

Name	Options Outstanding	Exercise Price (Per Ordinary Share) (US$)	Grant Date	Expiration Date
Chunlin Wang	2,000,000	0.001	March 12, 2012	March 12, 2022
	2,050,000	0.278	November 21, 2008	December 31, 2017
Qiuping Lai	2,000,000	0.001	March 12, 2012	March 12, 2022
	3,400,000	0.278	November 21, 2008	December 31, 2017
Peng Ge	2,000,000	0.001	March 12, 2012	March 12, 2022
	3,350,000	0.278	November 21, 2008	December 31, 2017
Yinan Hu	2,000,000	0.001	March 12, 2012	March 12, 2022
	4,500,000	0.278	November 21, 2008	December 31, 2017
Xiaojun Shang	—	—	—	—
Yunxiang Tang	400,000	0.001	March 12, 2012	March 12, 2022
Stephen Markscheid	800,000	0.001	March 12, 2012	March 12, 2022
	600,000	0.278	November 21, 2008	December 31, 2017
Allen Warren Lueth	1,600,000	0.3135	March 12, 2012	March 12, 2022
	600,000	0.278	November 21, 2008	December 31, 201
Mengbo Yin	800,000	0.001	March 12, 2012	March 12, 2022
	400,000	0.278	November 21, 2008	December 31, 2017
Other individuals as a group	35,647,120	0.001	March 12, 2012	March 12, 2022
	7,000,000	0.336	March 9, 2009	December 31, 2017
	13,100,480	0.278	November 21, 2008	December 31, 2017

InsCom Holdings Options

On March 29, 2012, the shareholders of InsCom Holdings, a subsidiary in which we hold 65.1% equity interests, adopted a share incentive plan, under which a maximum number of 202,400,000 ordinary shares of InsCom Holdings can be granted as options, equal to 20% of the total number of ordinary shares outstanding of InsCom Holdings as at March 28, 2012.

On April 2, 2012, InsCom Holdings granted options to purchase 36,515,586 ordinary shares of InsCom Holdings to certain property and casualty insurance sales agents and options to purchase 24,492,750 ordinary shares of InsCom Holdings to certain employees of InsCom Holdings and the headquarter at an exercise price of RMB1.00 per ordinary share. Pursuant to the option agreements entered into between InsCom Holdings and the option grantees, the options are scheduled to vest over a two-year period from 2012 to 2013. The number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued services. The expiration dates for options granted to agents and employees are December 31, 2014 and June 30, 2017, respectively.

On June 24, 2013, InsCom Holdings granted stock options to purchase 5,914,312 of its ordinary shares to certain sales agents and 14,744,000 of its ordinary shares to the employees of InsCom Holdings and its affiliates and the headquarter at an exercise price of RMB1.2 per ordinary share. Pursuant to the option agreements entered into between InsCom Holdings and the option grantees, the options are scheduled to vest over a two-year period from 2013 to 2014. The number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued services. The expiration dates for options granted to agents and employees are December 31, 2014 and June 30, 2018, respectively.

In December, 2013, the chairman of InsCom Holdings approved an option modification to extend the expiration dates of all InsCom options for one year and revised the exercise price of the options to RMB0.025 per ordinary share, the fair value as of the modification date.

On July 1, 2014, InsCom Holdings granted stock options to purchase 3,477,281 of its ordinary shares to its entrepreneurial agents and 8,189,000 ordinary shares to the employees of InsCom Holdings and CNinsure at an exercise price of RMB0.028 per ordinary share. Pursuant to the option agreements entered into between InsCom Holdings and the option grantees, the options are scheduled to vest over a two-year period from 2014 to 2015. The number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued services. The expiration dates for options granted to agents and employees are December 31, 2016 and June 30, 2018, respectively.

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

In compliance with Rule 5605 of the Nasdaq Listing Rules, a majority of our directors and all of the committee members of our board of directors are independent directors. During 2014, our board of directors met in person or passed resolutions by unanimous written consent nine times. In addition, our independent directors held executive sessions without the presence of non-independent directors or members of management twice during 2014. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

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

In 2014, our audit committee held meetings or passed resolutions by unanimous written consent seven times.

Compensation Committee. Our compensation committee consists of Stephen Markscheid (chairman),Allen Lueth and Yunxiang Tang, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2014, our compensation committee held meetings or passed resolutions by unanimous written consent four times.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mengbo Yin(chairman), Allen Lueth and Stephen Markscheid, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2014, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent twice.

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

Terms of Directors and Executive Officers

All directors hold office until their successors have been duly elected and qualified. Outside of certain specified circumstances, including a director becoming bankrupt or of unsound mind or being absent from board meetings without special leave of absence for six consecutive months, a director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors. We do not have contracts in place with any of our directors providing for benefits upon termination of employment. For the period during which the directors and executives have served in the office, please see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.”

D.	Employees

Employees, Sales Agents and Training

We had 4,108, 4,288 and 3,867 employees as of December 31, 2012, 2013 and 2014, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees by function as of December 31, 2014:

	Number of Employees	% of Total
Management and administrative staff	1,879	48.6
Financial and accounting staff	345	8.9
Sales and marketing staff	178	4.6
Professional claims adjustors	1,372	35.5
Information technology staff	93	2.4
Total	3,867	100

As of December 31, 2012, 2013 and 2014, we had contractual relationships with 46,795, 51,416 and 62,248 sales agents, respectively. The sales agents are not our employees and are only compensated by commissions. For the sale of each property and casualty insurance policy or life insurance policy with a single premium payment schedule, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each life insurance policy with a periodic premium payment schedule, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period.

Our life insurance sales agents are typically organized into sales teams with a multilevel hierarchy, though we are reducing this hierarchy to only two layers in certain cities. A life insurance sales agent not only receives a commission for the insurance policies that he or she sells, but also a smaller commission for insurance policies sold by agents under his or her management.

Our sales agents, in-house sales representatives and claims adjustors are our most valuable asset and are instrumental in helping us build and maintain long-term relationships with our customers. Therefore, we place a strong emphasis on training our sales force. We provide trainings to both new sales agents and existing sales agents, on a monthly or quarterly basis, with a different emphasis. For new sales agents, we offer orientation courses that are designed to familiarize them with the industry background, regulatory environment, corporate culture, insurance products, and sales skills. For the existing sales agents, we offer on-the-job training courses that aim to enhance their sales skills and knowledge of different insurance products.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares, as of March 31, 2015, by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

As of March 31, 2015, there were 1,150,565,906 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned(1) (2)
	Number	%
Directors and Executive Officers:
Chunlin Wang(3)	14,772,560	1.3
Qiuping Lai(4)	83,466,690	7.2
Peng Ge(5)	27,975,810	2.4
Yinan Hu(6)	199,068,110	17.2
Xiaojun Shang	—	—
Yunxiang Tang	*	*
Stephen Markscheid	*	*
Allen Warren Lueth	*	*
Mengbo Yin	*	*
All Directors and Executive Officers as a Group(7)	329,383,170	28.1

Principal Shareholders:
Sea Synergy Limited(8)	183,198,110	15.9
Kingsford Resources Limited(9)	113,515,060	9.9
High Rank Investments Limited(9)	113,515,060	9.9
Better Rise Investments Limited(9)	113,515,060	9.9
CDH Inservice Limited(10)	77,311,480	6.7
S. Donald Sussman(11)	68,487,280	6.0
Norges Bank (The Central Bank of Norway)(12)	78,300,000	6.8
_____________________

*	Less than 0.5% of our total outstanding ordinary shares.

†
Except for Ms. Shang and independent directors, the business address of our directors and executive officers is c/o 22/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China.

(1)
The number of shares beneficially owned by each director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after March 31, 2015.

(2)
Percentage of beneficial ownership of each director and executive officer is based on 1,150,565,906 ordinary shares outstanding as of March 31, 2015, and the number of ordinary shares underlying options held by such person that have vested or will vest within 60 days after March 31, 2015.

(3)
Mr. Chunlin Wang holds approximately 32.9% of the total outstanding shares of Better Rise Investments. Better Rise Investments owns approximately 30.6% of Kingsford Resources Limited, or Kingsford Resources. Kingsford Resources holds 38,172,080 ordinary shares and 75,342,980 ordinary shares in the form of ADSs of our company. Therefore, Mr. Chunlin Wang may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 3,841,100 ordinary shares and 7,581,460 ordinary shares in the form of ADSs of our company. 3,350,000 ordinary shares held by Mr. Chunlin Wang are issuable upon exercise of options within 60 days after March 31, 2015. Mr. Wang disclaims direct beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest through Better Rise Investment therein.

(4)
Includes 26,487,130 ordinary shares, 52,279,560 ordinary shares in the form of ADSs of our Company and 4,650,000 ordinary shares issuable upon exercise of options within 60 days after March 30, 2015 held by Mr. Lai who is the sole shareholder of High Rank Investments Limited, or High Rank Investments. High Rank Investments holds approximately 69.4% of the total outstanding shares of Kingsford Resources. Mr. Lai disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(5)
Mr. Ge holds approximately 67.3% of the total outstanding shares of Better Rise Investments. Therefore, Mr. Ge may be deemed to beneficially own, indirectly through Better Rise Investments and Kingsford Resources, approximately 7,843,850 ordinary shares and 15,481,960 ordinary shares in the form of ADSs of our company. 4,650,000 ordinary shares held by Mr. Ge are issuable upon exercise of options within 60 days after March 31, 2015. Mr. Ge disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(6)
Includes 10,070,000 ordinary shares in the form of ADSs of our Company acquired by Mr. Hu on the open market, 5,800,000 ordinary shares issuable upon exercise of options within 60 days after March 31, 2015 held by Mr. Hu and 183,198,110 ordinary shares of our Company directly held by Sea Synergy Limited, or Sea Synergy. Mr. Hu and his wife hold approximately 98.6% and 1.4%, respectively, of the total outstanding shares of Sea Synergy. Mr. Hu disclaims beneficial ownership of all of our shares held by Sea Synergy except to the extent of his pecuniary interest therein. 54,959,433 of the ordinary shares beneficially owned by Mr. Hu through Sea Synergy have been pledged under a loan from an individual entered into in November 2012.

(7)
Includes ordinary shares beneficially owned by all of our directors and executive officers as a group and ordinary shares underlying all options held by such persons that have vested or will vest within 60 days after March 31, 2015.

(8)
Includes 183,198,110 ordinary shares of our Company directly held by Sea Synergy. Mr. Hu and his wife hold approximately 98.6% and 1.4%, respectively, of the total outstanding shares of Sea Synergy. The registered address of Sea Synergy is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(9)
Includes 38,172,080 ordinary share and 75,342,980 ordinary shares in the form of ADSs of our Company directly held by Kingsford Resources. High Rank Investments and Better Rise Investments hold 69.4% and 30.6% of the total outstanding shares of Kingsford Resources, respectively. Mr. Lai holds 100% of the outstanding shares of High Rank Investments. Mr. Chunlin Wang and Mr. Ge hold 32.9% and 67.1% of the outstanding shares of Better Rise Investments, respectively. Mr. Lai, Mr. Chunlin Wang and Mr. Ge hold 69.4%, 10.1% and 20.5% shared voting power of Kingsford Resources, respectively, and each has the authority to vote the percentage of shares owned by Kingsford Resources that is proportionate to their respective interests in Kingsford Resources. The registered address of Kingsford Resources is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. The principal business address for High Rank Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal business address for Better Rise Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(10)
As reported on Schedule 13D/A filed by CDH Inservice Limited, or CDH Inservice, on January 14, 2015, the number includes 77,311,480 ordinary shares of our Company held by CDH Inservice, a British Virgin Islands company. All of the issued and outstanding shares of CDH Inservice are owned by CDH China Growth Capital Fund II, L.P., or CDH Fund II, a Cayman Islands exempted limited partnership. CDH China Growth Capital Holdings Company Limited, or CDH China Growth, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2015. The business address of CDH Inservice is One Temasek Avenue #18-02, Millenia Tower, Singapore 039192.

(11)
As reported on Schedule 13D/A filed by Cathay Capital Holdings II, L.P., or Cathay Capital, on January 8, 2013, the number includes (1) 21,511,600 ordinary shares in the form of ADS of our Company directly held by Mr. Sussman, (2) 271,320 ordinary shares in the form of ADS of our Company held by a grantor retained annuity trust, of which Mr. Sussman is a co-trustee, acquired through transfers of ordinary shares from Mr. Sussman to the grantor retained annuity trust, (3) 4,292,420 ordinary shares in the form of ADSs of our Company held by Caremi Partners Ltd., of which Mr. Sussman is the sole shareholder, (4) 10,013,120 ordinary shares in the form of ADS of our Company directly held collectively by Paloma Partners LLC, or Paloma Partners, and Paloma International Limited, or Paloma Limited. Mr. Sussman is Chairman and founder of Paloma Partners Management Company, or PPMC, and co-owns PPMC with certain of its senior employees. PPMC is the special member of Paloma Partners, provides advisory and non-advisory services to Paloma Limited and Paloma Partners based on a services agreement, (5) 32,294,420 ordinary shares of in the form of ADS of our Company directly held by Cathay Capital. Mr. Sussman is the co-owner of Cathay Master GP, Ltd., the general partner of Cathay Capital. He is also the owner of New China Capital Management, LP, the investment manager for Cathay Capital, and (6) 104,400 ordinary shares in the form of ADS of our Company directly held by Cathay Investment Fund, Limited, or CIF. Mr. Sussman directly and/or indirectly owns 50% of New China Investment Management, Inc., the investment manager for CIF. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2015. The business address of Mr. Sussman is 6100 Red Hook Quarters, Suite C1-C6 St. Thomas, United Virgin Islands 00802-1348.

(12)
Represents 78,300,000 ordinary shares in the form of ADSs of our Company held by Norges Bank, as reported on Schedule 13G/A filed by Norges Bank on February 7, 2013. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2015. The address of Norges Bank is Bankplassen 2, PO Box 1179 Sentrum, NO 0107 Oslo, Norway.

 In January 5, 2015, Kingsford Resources entered into a share purchase and sale agreement with CDH Inservice in a privately negotiated transaction, pursuant to which Kingsford Resources, collectively held by Mr. Qiuping Lai, Mr. Chunlin Wang and Mr. Peng Ge, has agreed to purchase from CDH Inservice 7,731,149 ADSs, or its equivalent in ordinary shares of our company, at a price of US$7 per ADS, or US$0.35 per ordinary share, for total compensation of US$54.1 million. The 7,731,149 ADSs represent the entire interests in our company held by CDH Inservice as of January 5, 2015. 3,865,575 ADSs or its equivalent in ordinary shares were delivered by CDH Inservice to Kingsford Resources on January 15, 2015 and the remaining 3,865,574 ADSs or its equivalent in ordinary shares will be delivered on or prior to January 15, 2016.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2015, J.P. Morgan Chase Bank, N.A., or J.P. Morgan, the depositary for our ADS program, is our only record holder in the United States, holding approximately 61.0% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Amounts Due from an Affiliate and its Subsidiaries

We agreed to grant a revolving loan with a maximum amount of US$50.0 million (equivalent to RMB318.0 million as per the agreement) to Sincere Fame, and its subsidiaries, pursuant to a facility letter, or the Facility entered in October 2011. The facility is valid for two years and was renewed for another two years in October 2013. On January 1, 2012, we and Sincere Fame further entered into a supplemental loan agreement, which established the legal rights to offset the interests and amounts receivable and payable between us and Sincere Fame, and all subsidiaries of us and Sincere Fame. As of December 31, 2014, the amount due from Sincere Fame and its subsidiaries represented RMB179.7 million (US$29.0 million) principal receivable, RMB28.4 million (US$4.6 million) interest receivable and RMB1.5 million (US$0.2 million) account receivables. These amounts are unsecured, bear interest at 7.3% and are repayable on demand.

Shares Sold to Employee Companies and Subscription Receivables from Employee Companies

In November 2014, we entered into share purchase agreements with companies established on behalf of our employees, or the Employee Companies, for the issuance of up to 100,000,000 ordinary shares of our company. In December 2014, we increased the new shares issued to the employees to 150,000,000 ordinary shares, representing approximately 15% of our then total outstanding share capital. The purchase price for the 100,000,000 ordinary shares is US$0.27 per ordinary share or US$5.40 per ADS, while the purchase price for the additional 50,000,000 ordinary shares is US$0.29 per ordinary share or US$5.8 per ADS, both of which are the average closing prices for the 20 trading days prior to the board approvals. The shares purchased by the Employee Companies are subject to a 180 days lock-up. The sale of shares to the Employee Companies was completed on December 17, 2014.

In order to facilitate the purchase of shares by our employees pursuant to the share purchase agreement as described above, we also obtained approval from our board of directors to grant a US$41.5 million loan to the Employee Companies. The loan bears interest at a rate of 3% per annum, is guaranteed by the individual employees and is repayable upon the sale of the shares by employees, termination of employment or within two years, whichever comes first. According to FASB ASC 505-10-45, the loan is recorded as a separate line of deduction from equity in our consolidated balance sheet as of December 31, 2014. Interest income accruing from the loan is recognized as non-operating income and other receivables. None of the loan to Employee Companies has been repaid as of March 31, 2015 and the total balance thereof as of December 31, 2014 was RMB257.5 million (US$41.5 million).

Revenues and Other Incomes from Affiliates

We charged affiliates interest of RMB12.2 million (US$2.0 million) for loans receivable during the year ended December 31, 2014.

Equity Interest Held on Behalf of an Affiliate

One of our subsidiaries held a 30% equity interest of Beijing Fanhua Micro-credit Company Limited, a subsidiary of Sincere Fame, on behalf of Shenzhen Fanhua United Investment Group, which is also a subsidiary of Sincere Fame.

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Shareholders

Historically, PRC laws and regulations have restricted foreign investment in and ownership of insurance agencies and brokerages and internet business. Accordingly, we conducted part of our operations in China through contractual arrangements among our PRC subsidiaries, two affiliated entities in China, Yihe Investment and Xinbao Investment, their shareholders and their subsidiaries. In April 2014, we entered into similar contractual arrangements with Dianliang Information and its individual shareholder.  For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Share Options

Please refer to “Item 6. Directors, Senior Management and Employees — B. Compensation.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

On October 17, 2011, Pieter Van Dongen, individually and on behalf of an alleged class of similarly situated holders of our ADSs, filed a class action lawsuit in the United States District Court for the Southern District of New York, or the Court, against us and three of our then executive officers. The complaint alleges that we made a series of false or misleading statements or omissions regarding our business, prospects and operations. The compliant principally alleges that we improperly accounted for the compensation that we paid to our insurance agents, thereby understating our expenses and overstating our net income. The complaint asserts claims under Section 10(b) of the Security Exchange Act of 1934, or the Exchange Act, and Rule 10b-5 thereunder and under Section 20(a) of the Exchange Act.

On March 19, 2014, we signed a settlement agreement with the plaintiff to settle the lawsuit at US$6.6 million (approximately RMB40.1 million), to be paid as consideration for full and complete settlement of all the released claims. The settlement agreement contains no admission of liability, fault or wrongdoing by our company. On April 7, 2014, the Court preliminarily approved the settlement. On April 23, 2014, we and the individual defendants executed an agreement with XL Insurance Company PLC (Singapore Branch), or XL Insurance, in which, inter alia, XL Insurance agreed to pay the settlement amount of US$6.6 million pursuant to the Directors and Officers and Company Reimbursement Insurance policy purchased by us, and the parties exchanged certain releases. On August 15, 2014, the Court granted final approval of the settlement agreement and entered a final judgment dismissing the case.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, there are still uncertainties under the new PRC EIT law and the related regulations regarding whether the dividends we receive from our PRC subsidiaries or dividends paid to our shareholders will be subject to PRC withholding tax. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.” and “Item 3. Key Information — D.Risk Factors — Risks Related to Doing Business in China — Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.”

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Select Market since January 4, 2010 for the periods indicated.

	Sales Price
	High	Low
	US$	US$
Annual High and Low
2010	28.62	15.33
2011	20.88	5.28
2012	9.02	5.00
2013	7.00	4.75
2014	9.44	4.90

Quarterly Highs and Lows
First Quarter of 2013	7.00	5.73
Second Quarter of 2013	6.77	5.99
Third Quarter of 2013	6.31	4.75
Fourth Quarter of 2013	6.10	4.85
First Quarter of 2014	9.44	5.50
Second Quarter of 2014	7.94	5.97
Third Quarter of 2014	7.56	5.47
Fourth Quarter of 2014	7.29	4.90
First Quarter of 2015	9.30	6.60

Monthly Highs and Lows
October 2014	5.81	5.20
November 2014	6.89	4.90
December 2014	7.29	5.70
January 2015	8.59	6.60
February 2015	8.38	7.70
March 2015	9.30	7.74
April 2015 (through April 22)	10.13	8.55

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Board of Directors.”

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

Voting Rights. On a show of hands, each shareholder present in person or by proxy (or, for a corporation or other non-natural person, present by its duly authorized representative or proxy) at general meeting shall have one vote and on a poll, shall have one vote for each share registered in his name in the register of members of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or by any one or more shareholders together holding at least ten percent of our paid up voting share capital, present in person or by proxy.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we make our annual reports, which contain our audited financial statements, available to our shareholders. See “Item 10. Additional Information — H. Documents on Display.”

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange.”

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2014. A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

•
For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. The composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations and raise in any offering. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may affect our status a PFIC. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares (as we believe we were for 2014), we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.

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

If we are treated as a PFIC with respect to you for any taxable year (as we believe we were for 2014), to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs directly or indirectly owned by us in the proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs and ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is likely that one or more of our subsidiaries were PFICs for the taxable year ended December 31, 2014. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules regarding excess distributions and recognized gains described above. If you make a mark-to-market election for our ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed above under “ — Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower capital gains rate applicable to qualified dividend income would not apply.

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

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are a PFIC (as we believe we were for 2014), you should consult your tax advisors regarding any reporting requirements that may apply to you.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2014 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE ELECTIONS DISCUSSED ABOVE.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends generally will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided certain conditions are satisfied, including (1) our ADSs or ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Based on U.S. Treasury guidance, we expect the ADSs will be considered readily tradable on an established securities market in the United States for purposes of clause (1) above so long as they remain listed on the Nasdaq Global Select Market. If we are deemed to be a “resident enterprise” under PRC tax law (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. As discussed above in “―Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ending December 31, 2014, and there is a significant risk that we will be a PFIC for future taxable years. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

Dividends we pay generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to our ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.” In addition, if PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, as well as the effects of any change in applicable law after the date of this annual report.

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

Any gain or loss you recognize on a disposition of our ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are deemed to be a “resident enterprise” under PRC tax law and PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 10. Additional Information — E.Taxation — PRC Taxation”), a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

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

For a list of our subsidiaries as of March 31, 2015, see Exhibit 8.1 to this annual report.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of December 31, 2014, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to a small amount of cash and cash equivalent denominated in U.S. dollars resulting from the remaining proceeds from our follow-on offering completed in July 2010. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$3.4 million and HK dollar-denominated financial assets amounting to HK$1.7 million as of December 31, 2014. A 10% appreciation of the RMB against the U.S. dollar and HK dollar would have resulted in a decrease of RMB2.2 million (US$0.4 million) in the value of our U.S. dollar-denominated and HK dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

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
Expenses incurred on behalf of Holders in connection with
•   Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
•   The depositary's or its custodian's compliance with applicable law, rule or regulation
•   Stock transfer or other taxes and other governmental charges
•   Cable, telex, facsimile transmission/delivery
•   Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)
•   Any other charge payable by depositary or its agents
Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions

Payment from the Depositary

Direct Payments

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the program. For the years ended December 31, 2013 and 2014, the depositary reimbursed US$0.2 million and US$0.1 million, respectively. For the year ended December 31, 2013 and 2014, the depositary reimbursement has been deducted US$0.1 million and US$0.1 million withholding income tax, respectively. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders. The table below sets forth the types of expenses that J.P. Morgan has agreed to reimburse and the amounts reimbursed for the year ended December 31, 2013 and 2014.

	For the Year Ended December 31,
	2013	2014
	(in thousands of US$)
Investor relations(1)	50.6	—
Directors and officers liability insurance	122.8	140
Legal fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	0.9	—
Listing fees	—	—
Others	21.8	—
	196.1	140
______________

(1)	Includes expenses in relation with roadshows, press release distribution, maintenance of investor relations website and printing.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D.  Material Modifications to the Rights of Security Holders

None.

E.      Use of Proceeds

On July 14, 2010, we completed a follow-on public offering of 4,600,000 ADSs, each representing 20 ordinary shares. The ordinary shares underlying the ADSs offered and sold were registered pursuant to our automatic shelf registration statement on Form F-3 (File No. 333-168009) filed with the SEC on July 7, 2010. Morgan Stanley and BofA Merrill Lynch acted as joint bookrunners of this offering. We received net proceeds of approximately US$109.7 million. As of December 31, 2014, we used the net proceeds as follows:

•	approximately US$23.2 million to fund development of our online and mobile platforms including CNpad, Baoxian.com, Chetong.net and eHuzhu;

•	approximately US$55.8 million to fund acquisitions; and

•	approximately US$1.3 million to fund development of wealth management business.;

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

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Exchange Act, for our company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2014, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CNinsure Inc.:

We have audited the internal control over financial reporting of CNinsure Inc., its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2014 of the Group, and our report dated April 23, 2015 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
April 23, 2015

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on the evaluation we conducted, management has concluded that no such changes occurred during the period covered by this annual report on Form 20-F.

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

	For the Year Ended December 31,
	2013	2014
	(in thousands of US$)
Audit fees(1)	1,770.9	1,475.0
Audit-related fees(2)	—	—
Tax fees(3)	28.1	—
_______________

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

None

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

NASDAQ Stock Market Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2009, 2010, 2011, 2012, 2013 and 2014. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

We obtained approvals from the board of directors on November 27, 2014 and December 12, 2014 to issue up to 150,000,000 ordinary shares of the Company (the “Shares”) to our employees, excluding directors and officers. The purchase prices for the Shares are based on the average closing prices for the then 20 trading days prior to the board approvals. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —  Shares Sold to Employee Companies and Subscription Receivables from Employee Companies.”

Pursuant to the NASDAQ Stock Market Rule 5635(c), shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for a few situations stated thereunder. Maples and Calder, our Cayman Island counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the issuance of securities in the circumstances set out in NASDAQ Stock Market Rule 5635(C). We follow home country practice accordingly.

Other than the annual meeting and share purchase plan to employees practices described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

Item 16H.	Mine Safety Disclosure

Not applicable

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of CNinsure Inc. and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

1.2
Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 18, 2008 (incorporated by reference to Exhibit 99.2 of our report on Form 6-K furnished to the Commission on December 22, 2008)

2.1
Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

2.2
Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

2.3
Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007

4.1	2007 Share Incentive Plan (as amended and restated effective December 18, 2008) (incorporated by reference to Exhibit 99.3 of our report on Form 6-K furnished to the Commission on December 22, 2008)

4.2
Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.3
Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.4
Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F filed with the Commission on May 15, 2009)

4.5
English translation of Form of Employment Agreement between an acquired company and its founder (incorporated by reference to Exhibit 10.13 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.6
Put Option Agreement dated October 29, 2010 among Hu Yinan, Apollo & Muse Holding Limited, Wang Strategic Capital Partners (II) Limited and Harbor Pacific Capital Partners I, LP(incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.7
English translation of Form of Loan Agreement between Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (previously known as Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.) and each shareholder of Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 10.6 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

Exhibit Number	Description of Document

4.8
English translation of Form of Equity Pledge Agreement among Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.) and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 10.7 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.9
English translation of Form of Power of Attorney issued by each shareholder of Guangdong Meidiya Investment Co., Ltd. and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 10.8 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.10
English translation of Form of Exclusive Purchase Option Agreement among Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., each shareholder of Guangdong Meidiya Investment Co., Ltd. (or Sichuan Yihe Investment Co., Ltd.), and Sichuan Yihe Investment Co., Ltd. (incorporated by reference to Exhibit 10.9 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.11*	English translation of Form of Loan Agreement between Bao Si Kang Information Technology (Shenzhen) Co., Ltd. and each shareholder of Shenzhen Xinbao Investment Management Co., Ltd.

4.12*
English translation of Form of Equity Pledge Agreement between Bao Si Kang Information Technology (Shenzhen) Co., Ltd., each shareholder of Shenzhen Xinbao Investment Management Co., Ltd. and Shenzhen Xinbao Investment Management Co., Ltd.

4.13*	English translation of Form of Power of Attorney issued by each shareholder of Shenzhen Xinbao Investment Management Co., Ltd.

4.14*
English translation of Form of Exclusive Purchase Option Agreement among Bao Si Kang Information Technology (Shenzhen) Co., Ltd., each shareholder of Shenzhen Xinbao Investment Management Co., Ltd. and Shenzhen Xinbao Investment Management Co., Ltd.

4.15*	English translation of Loan Agreement dated April 2, 2014 between Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. and Rannuo Hu

4.16*
English translation of Equity Pledge Agreement dated April 2, 2014 among Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. and Rannuo Hu and Shenzhen Dianliang Information Technology Co., Ltd.

4.17*	English translation of Power of Attorney dated April 2, 2014 of Rannuo Hu

4.18*
English translation of Exclusive Purchase Option Agreement dated April 2, 2014 among Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. and Rannuo Hu and Shenzhen Dianliang Information Technology Co., Ltd.

4.19*
English translation of Technology Service Agreement dated January 1, 2014 between Ying Si Kang Information Technology (Shenzhen) Co., Ltd. and CNinsure Century Insurance Sales & Service Co., Ltd., Chongqing Branch

4.20
Subscription and Share Purchase Agreement relating to InsCom Holdings Limited dated October 29, 2010 among InsCom Holdings Limited, InsCom Group Limited, InsCom HK Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited, Wang Strategic Capital Partners (II) Limited, Harbour Pacific Capital Partners I, LP(incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

Exhibit Number	Description of Document

4.21
Deed of Adherence relating to InsCom Holdings Limited dated October 29, 2010 among InsCom Holdings Limited, InsCom Group Limited, InsCom HK Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited, CISG Holdings Ltd., Wang Strategic Capital Partners (II) Limited, Harbor Pacific Capital Partners I, LP(incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.22
Supplemental Subscription and Share Purchase and Shareholders Agreement relating to InsCom Holdings Limited dated April 27, 2011 among InsCom HK Limited, InsCom Group Limited, InsCom Holdings Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited, CISG Holdings Ltd. and Subscription and Shares Purchase and Shareholders Agreement dated July 29, 2010 among the same parties (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F filed with the Commission on May 4, 2011)

4.23
Second Supplemental Subscription and Share Purchase and Shareholders Agreement relating to InsCom Holding Limited dated April 1, 2012 among InsCom HK Limited, InsCom Group Limited, InsCom Holding Limited, Apollo & Muse Holding Limited, Clever Star Holdings Limited and CISG Holdings Ltd. (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F filed with the Commission on April 24, 2013)

4.24*	Share Purchase Agreement dated November 27, 2014, between Rosyedge Limited and CNinsure Inc.

4.25*	Share Purchase Agreement dated November 27, 2014, between Ojeda Limited and CNinsure Inc.

4.26*	Share Purchase Agreement dated December 12, 2014, between Colour Step Limited and CNinsure Inc.

4.27*
Loan Agreement between the Company and Rosyedge Limited, Ojeda Limited and Colour Step Limited dated December 17, 2015 regarding the Share Purchase Agreements in November 27, 2014 and December 12, 2014.

8.1*	Subsidiaries and Affiliated Entities of the Registrant

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Global Law Office

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants

Exhibit Number	Description of Document

101*
Financial information from Registrant for the year ended December 31, 2014 formatted in eXtensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2013 and 2014; (ii) Consolidated Statements of Income and Comprehensive Income (Loss) for the Years Ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Shareholder’s Equity for the Years Ended December 31, 2012, 2013 and 2014; (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2013 and 2014; (v) Notes to Consolidated Financial Statements; and (vi) Schedule 1 — Condensed Financial Statements of CNinsure Inc.

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
Date: April 23, 2015

CNINSURE INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNinsure Inc.:

We have audited the accompanying consolidated balance sheets of CNinsure Inc. (the "Company"), its subsidiaries and variable interest entities (the "Group") as of December 31, 2013 and 2014, and the related consolidated statements of income and comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also include the financial statement schedule included in schedule 1. These consolidated financial statements and the financial statement schedule are the responsibilities of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNinsure Inc., its subsidiaries and variable interest entities as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2015 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 23, 2015

CNINSURE INC.

Consolidated Balance Sheets
(In thousands, except for shares and per share data)

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,288,623	2,103,068	338,953
Restricted cash	11,100	7,478	1,205
Short term investments	253,900	688,900	111,031
Accounts receivable, net of allowance for doubtful accounts of RMB12,655 and RMB16,587 (US$2,673) as of December 31, 2013 and 2014, respectively (Note 2(e))	199,482	186,150	30,002
Insurance premium receivables	57	472	76
Other receivables (Note 4)	254,776	88,149	14,207
Deferred tax assets (Note 11)	4,858	—	—
Amounts due from related parties (Note 15)	144,371	209,601	33,782
Other current assets	20,634	17,908	2,886
Total current assets	3,177,801	3,301,726	532,142

Non-current assets:
Property, plant, and equipment, net (Note 5)	69,562	47,171	7,602
Goodwill, net (Note 6)	78,553	133,474	21,512
Intangible assets, net (Note 2(g))	29,115	31,598	5,093
Deferred tax assets (Note 11)	3,382	2,638	425
Investment in affiliates (Note 7)	189,241	219,703	35,410
Other non-current assets	13,076	12,176	1,962
Total non-current assets	382,929	446,760	72,004
Total assets	3,560,730	3,748,486	604,146

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Balance Sheets—(Continued)
(In thousands, except for shares and per share data)

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to CNinsure Inc. of RMB10,282 and RMB 4,453 (US$718) as of December 31, 2013 and 2014, respectively)	92,324	128,765	20,753
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB223 and RMB268 (US$43) as of December 31, 2013 and 2014, respectively)	4,066	2,942	474
Other payables and accrued expenses (including other payables and accrued expenses of the consolidated VIEs without recourse to CNinsure Inc. of RMB21,129 and RMB7,099 (US$1,144) as of December 31, 2013 and 2014, respectively) (Note 9)	147,954	109,412	17,634
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB2,172 and RMB1,083 (US$175) as of December 31, 2013 and 2014, respectively )	39,089	40,096	6,462
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to CNinsure Inc. of RMB2,603 and RMB2,571 (US$414) as of December 31, 2013 and 2014, respectively)	55,992	54,225	8,740
Total current liabilities	339,425	335,440	54,063

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Balance Sheets—(Continued)
(In thousands, except for shares and per share data)

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities (Note 11)	50,735	53,855	8,680
Deferred tax liabilities (Note 11)	23,808	24,931	4,018
Total non-current liabilities	74,543	78,786	12,698
Total liabilities	413,968	414,226	66,761

Commitments and contingencies (Note 16)

Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 998,861,526 and 1,150,565,906 as of December 31, 2013 and 2014, respectively) (Note 12)	7,624	8,563	1,380
Additional paid-in capital	2,329,962	2,601,401	419,270
Statutory reserves	182,740	198,422	31,980
Retained earnings	618,885	764,963	123,289
Accumulated other comprehensive loss	(111,114)	(105,106)	(16,940)
Subscription receivables (Note 2(m))	—	(257,491)	(41,500)
Total CNinsure Inc. shareholders’ equity	3,028,097	3,210,752	517,479
Noncontrolling interests	118,665	123,508	19,906
Total equity	3,146,762	3,334,260	537,385
Total liabilities and equity	3,560,730	3,748,486	604,146

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Income and Comprehensive Income (Loss)
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Net revenues:
Agency	1,305,310	1,418,512	1,624,410	261,807
Brokerage	48,855	63,418	232,620	37,492
Claims adjusting	217,497	261,206	292,981	47,220
Other service	14,455	13,888	—	—
Total net revenues	1,586,117	1,757,024	2,150,011	346,519
Operating costs and expenses:
Agency	(936,246)	(1,094,843)	(1,261,888)	(203,379)
Brokerage	(29,716)	(47,351)	(185,593)	(29,912)
Claims adjusting	(113,697)	(142,245)	(167,676)	(27,025)
Other services	(6,150)	(8,933)	—	—
Total Operating costs	(1,085,809)	(1,293,372)	(1,615,157)	(260,316)
Selling expenses	(78,449)	(96,461)	(107,263)	(17,288)
General and administrative expenses*	(356,033)	(349,205)	(396,692)	(63,935)
Total operating costs and expenses	(1,520,291)	(1,739,038)	(2,119,112)	(341,539)
Income from operations	65,826	17,986	30,899	4,980
Other income, net:
Investment income	—	8,886	44,240	7,130
Interest income	90,323	84,250	82,251	13,256
Finance cost	(2,439)	—	—	—
Other, net	6,742	(4,601)	2,330	376
Income from operations before income taxes and income of affiliates	160,452	106,521	159,720	25,742
Income tax expense	(50,373)	(27,158)	(24,289)	(3,915)
Share of income of affiliates	14,658	20,621	30,649	4,940
Net income	124,737	99,984	166,080	26,767
Less: Net (loss) income attributable to the noncontrolling interests	(5,773)	4,341	4,320	696
Net income attributable to the CNinsure Inc’s shareholders	130,510	95,643	161,760	26,071

* Including share-based compensation expenses of RMB66,878, RMB45,317 and RMB23,598 (US$3,803), for the years ended December 31, 2012, 2013 and 2014, respectively and on-line projects related expenses of RMB15,532, RMB25,480 and RMB62,943 (US$10,145), for the years ended December 31, 2012, 2013 and 2014, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Income and Comprehensive Income (Loss)-Continued
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Net income per share:
Basic	0.13	0.10	0.16	0.03
Diluted	0.13	0.10	0.16	0.03

Net income per American Depositary Shares ("ADS"):
Basic	2.60	1.92	3.22	0.52
Diluted	2.60	1.91	3.19	0.51

Shares used in calculating net income per share:
Basic	1,002,308,275	998,861,526	1,005,842,212	1,005,842,212
Diluted	1,005,301,969	1,000,570,018	1,012,591,387	1,012,591,387

Net income	124,737	99,984	166,080	26,767
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(2,481)	(6,982)	6,008	968
Comprehensive income	122,256	93,002	172,088	27,735
Less: Comprehensive (loss) income attributable to the noncontrolling interests	(5,773)	4,341	4,320	696
Comprehensive income attributable to the CNinsure Inc’s shareholders	128,029	88,661	167,768	27,039

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Shareholder’s Equity
(In thousands, except for shares and per share data)

	Share Capital		Additional			Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Statutory Reserves	Retained Earnings	Comprehensive (Loss) Income	Subscription Receivables	Noncontrolling Interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
January 1, 2012	1,002,541,446	7,646	2,272,580	167,147	408,325	(101,651)	—	124,948	2,878,995
Net income	—	—	—	—	130,510	—	—	(5,773)	124,737
Foreign currency translation	—	—	—	—	—	(2,481)	—	—	(2,481)
Exercise of share options	183,380	1	347	—	—	—	—	—	348
Repurchase of ordinary shares	(3,863,300)	(23)	(9,221)	—	—	—	—	—	(9,244)
Share-based compensation	—	—	66,878	—	—	—	—	—	66,878
Provision for statutory reserves	—	—	—	11,293	(11,293)	—	—	—	—
Capital injection by noncontrolling interest	—	—	—	—	—	—	—	12,655	12,655
Acquisition of additional interests in a subsidiary	—	—	(45,678)	—	—	—	—	(16,570)	(62,248)
Disposal of subsidiaries	—	—	—	—	—	—	—	(1,733)	(1,733)
Balance as of December 31, 2012	998,861,526	7,624	2,284,906	178,440	527,542	(104,132)	—	113,527	3,007,907
Net income	—	—	—	—	95,643		—	4,341	99,984
Foreign currency translation	—	—	—	—	—	(6,982)			(6,982)
Share-based compensation	—	—	45,317	—	—	—	—	—	45,317
Provision for statutory reserves	—	—	—	4,300	(4,300)	—	—	—	—
Capital injection by noncontrolling interest	—	—	—	—	—	—	—	3,350	3,350
Disposal of subsidiaries	—	—	(261)	—	—	—	—	(2,553)	(2,814)
Balance as of December 31, 2013	998,861,526	7,624	2,329,962	182,740	618,885	(111,114)	—	118,665	3,146,762

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Shareholder’s Equity —(Continued)
(In thousands, except for shares and per share data)

	Share Capital		Additional			Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Statutory Reserves	Retained Earnings	Comprehensive (Loss) Income	Subscription Receivables	Noncontrolling Interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income	—	—	—	—	161,760	—	—	4,320	166,080
Issue new shares to employees	150,000,000	928	256,563	—	—	—	(257,491)	—	—
Foreign currency translation	—		—	—	—	6,008	—	—	6,008
Exercise of share options	1,704,380	11	3,172	—	—	—	—	—	3,183
Share-based compensation	—	—	23,598	—	—	—	—	—	23,598
Provision for statutory reserves	—	—	—	15,682	(15,682)	—	—	—	—
Acquisition of additional shares in subsidiaries	—	—	(11,894)	—	—	—	—	523	(11,371)
Balance as of December 31, 2014	1,150,565,906	8,563	2,601,401	198,422	764,963	(105,106)	(257,491)	123,508	3,334,260
Balance as of December 31, 2014 in US$		1,380	419,270	31,980	123,289	(16,940)	(41,500)	19,906	537,385

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	124,737	99,984	166,080	26,767
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	26,349	31,253	28,235	4,551
Amortization of acquired intangible assets	15,285	13,665	16,826	2,712
Allowance for doubtful receivables	4,523	5,303	6,060	977
Compensation expenses associated with stock options	66,878	45,317	23,598	3,803
Loss (gain) on disposal of property, plant and equipment	3,662	(17)	292	47
Investment income	—	(2,700)	(15,419)	(2,485)
Finance cost	2,439	—	—	—
Write down of dividend receivables	—	7,561	—	—
Share of income of affiliates	(14,658)	(20,621)	(30,649)	(4,940)
Changes in fair value of contingent assets	(4,500)	—	—	—
Deferred taxes	(3,000)	(3,404)	(1,318)	(212)
Changes in operating assets and liabilities:
Accounts receivable	(34,404)	(12,496)	16,036	2,585
Insurance premium receivables	(6)	(47)	(225)	(36)
Other receivables	(12,834)	16,710	14,700	2,368
Amounts due from related parties	—	4,500	(2,513)	(405)
Other current assets	(4,273)	(3,886)	2,900	467
Other non-current assets	(1,400)	1,400	—	—
Accounts payable	(8,460)	(5,643)	27,453	4,425
Insurance premium payables	258	1,124	(1,116)	(180)
Other payables and accrued expenses	180	7,215	3,911	630
Accrued payroll	7,413	(2,412)	638	103
Income taxes payable	(14,384)	(9)	(1,768)	(285)
Other tax liabilities	4,003	3,148	7,928	1,278
Net cash generated from operating activities	157,808	185,945	261,649	42,170
Cash flows from investing activities:
Purchase of short term investments	(40,600)	(283,900)	(546,600)	(88,096)
Proceeds from disposal of short term investments	71,080	32,291	118,208	19,052
Addition in investment in non-current assets	(1,948)	—	(7,019)	(1,131)
Return of investment in non-current assets	1,300	—	3,900	629
Purchase of intangible asset	—	—	(118)	(19)
Purchase of property, plant and equipment	(11,624)	(36,181)	(6,209)	(1,001)

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Cash Flows—(Continued)
(In thousands)

	Year Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	RMB
Proceeds from disposal of property and equipment	584	249	614	99
(Increase) decrease in other receivables	(3,400)	(67,706)	113,632	18,314
Acquisition of subsidiaries, net of cash acquired of nil, nil and RMB1,291 (US$208) in 2012, 2013 and 2014, respectively	—	—	(62,709)	(10,107)
Disposal of subsidiaries, net of cash disposed of RMB80, RMB2,656 and nil in 2012, 2013 and 2014, respectively	1,967	(1,532)	—	—
Decrease (increase) in amounts due from related parties	218,350	(62,300)	(62,716)	(10,108)
(Increase) decrease in restricted cash	(795)	(229)	3,622	584
Net cash generated from (used in) investing activities	234,914	(419,308)	(445,395)	(71,784)
Cash flows from financing activities:
Acquisition of additional interests in subsidiaries	(90,455)	—	(11,000)	(1,773)
Increase in capital injection by noncontrolling interests	12,655	3,350	—	—
Proceeds on exercise of stock options	348	—	3,183	513
Repurchase of ordinary shares	(9,244)	—	—	—
Net cash (used in) generated from financing activities	(86,696)	3,350	(7,817)	(1,260)
Net increase (decrease) in cash and cash equivalents	306,026	(230,013)	(191,563)	(30,874)
Cash and cash equivalents at beginning of year	2,222,160	2,525,618	2,288,623	368,859
Effect of exchange rate changes on cash and cash equivalents	(2,568)	(6,982)	6,008	968
Cash and cash equivalents at end of year	2,525,618	2,288,623	2,103,068	338,953
Supplemental disclosure of cash flow information:
Interest paid	—	—	—	—
Income taxes paid	63,400	27,153	19,135	3,084

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

Current PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies,  brokerages and on-line business. Accordingly, the Group conducts some of its operations in China through contractual arrangements among its PRC subsidiaries, two PRC affiliated entities and the equity shareholders of these PRC affiliated entities, who are PRC nationals. The contractual arrangements include a series of contracts entered into between the Group’s PRC subsidiaries and the equity shareholders of these PRC affiliated entities and these PRC affiliated entities, including loan agreements, equity pledge agreements, irrevocable powers of attorney, exclusive purchase option agreements, consulting and service agreements, information technology ("IT") platform service agreements and technology service agreements. The consulting and service agreements and IT platform service agreements were not renewed since 2013. Through these contractual arrangements, the Group is entitled to: (1) receive service fees from the subsidiaries of these PRC affiliated entities; (2) exercise all of the voting powers of the owners of these PRC affiliated entities; (3) receive dividends declared by these PRC affiliated entities and their subsidiaries; (4) acquire all the equity interests of these PRC affiliated entities and their subsidiaries once PRC laws permit; and (5) exercise its substantive kick out right under the terms of the exclusive purchase option agreement. As the Company is the sole primary beneficiary of these VIEs, the Company consolidates them into its consolidated financial statements (See note 8).

 (2)           Summary of Significant Accounting Policies

(a)	Basis of Presentation and Consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and those VIEs of which the Company is the primary beneficiary, from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation. In addition, the Group consolidates VIEs of which it is deemed to be the primary beneficiary and absorbs all of the expected losses and residual returns of the entity.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Group’s consolidated financial statements included the valuation of deferred tax assets, valuation of goodwill and intangible assets and liabilities of acquired businesses on acquisition day for impairment analysis, allowance for doubtful receivables, fair values of the subsidiaries being transferred within the Group at the dates of transactions, the valuation of non-controlling interests acquired from related parties at acquisition dates, valuation of transfer pricing and fair value of share based compensation. Actual results could differ from those estimates.

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

In its capacity as an insurance agent and broker, the Group collects premiums from certain insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in the consolidated balance sheets, "premiums" are receivables from the insureds. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term, and reports such amounts as restricted cash in the consolidated balance sheets. Also included in the restricted cash is a guarantee deposits required by China Insurance Regulatory Commission ("CIRC") in order to protect insurance premium appropriation by insurance agency of RMB7,034 and RMB4,536 as of December 31, 2013 and 2014, respectively.

(d)           Short Term Investment

Short term investments are mainly available-for-sale investments in debt securities that do not have a quoted market price in an active market.  They are measured at costs which approximate their fair values in the consolidated balance sheets. The Group benchmark the costs against fair values of comparable investments as of balance sheet date, and categorized all fair value measures of short term investments as level 2 of the fair value hierarchy. No impairment loss on short term investments was identified for each of the years ended December 31, 2013 and 2014.

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

Accounts receivable, net is analyzed as follows:

	As of December 31,
	2013	2014
	RMB	RMB
Accounts receivable	212,137	202,737
Allowance for doubtful accounts	(12,655)	(16,587)
Accounts receivable, net	199,482	186,150

The following table summarizes the movement of the Group's allowance for doubtful accounts:

	2012	2013	2014
	RMB	RMB	RMB
Balance at the beginning of the year	9,348	9,903	12,655
Provision for doubtful accounts	4,523	5,303	3,932
Write-offs	(3,968)	(2,551)	—
Balance at the ending of the year	9,903	12,655	16,587

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

Property, plant and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

	Estimated useful life (Years)			Estimated residual value
Building	20	-	36		0%
Office equipment, furniture and fixtures	3	-	5	0%	-	3%
Motor vehicles	5	-	10	0%	-	3%
Leasehold improvements		5			0%

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation recognized in the consolidated statement of income and comprehensive income (loss):

	2012	2013	2014
	RMB	RMB	RMB
Commission and fees under operating costs	3,585	4,988	5,508
Selling expenses	1,880	1,636	1,282
General and administrative expenses	20,884	24,629	21,445
Depreciation for the year	26,349	31,253	28,235

(g)	Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group operated in three reporting units for the year ended December 31, 2014. The goodwill impairment review is a two-step process. Step 1 consists of a comparison of the fair value of a reporting unit with its carrying amount. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, step 2 requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded equal to the excess of the carrying amount over the implied fair value.

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

CNINSURE INC.

 Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

In 2012, 2013 and 2014, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value which is the step one of the two-step impairment test. The fair value of all reporting units was estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step 2 of the two-step goodwill impairment test was unnecessary. The management concluded that goodwill was not impaired as of December 31, 2012, 2013 and 2014.

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

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The intangible assets, net consisted of the following:

				As of December 31, 2013
	Useful life (Years)			Cost	Accumulated amortization	Accumulated Impairment loss	Net carrying values
				RMB	RMB	RMB	RMB
Brand name	Indefinite			24,091	—	(20,384)	3,707
Trade name	9.4	to	10	8,898	(2,925)	—	5,973
Customer relationship	4.6	to	9.8	54,706	(39,738)	(5,760)	9,208
Non-compete agreement	3	to	6.25	68,215	(29,835)	(34,692)	3,688
Agency agreement and license	4.6	to	9.8	16,004	(10,989)	(581)	4,434
Software and system	5	to	10	5,740	(3,635)	—	2,105
				177,654	(87,122)	(61,417)	29,115

				As of December 31, 2014
	Useful life (Years)			Cost	Accumulated amortization	Accumulated Impairment loss	Net carrying values
				RMB	RMB	RMB	RMB
Brand name	Indefinite			24,091	—	(20,384)	3,707
Trade name	9.4	to	10	8,898	(3,867)	—	5,031
Customer relationship	4.6	to	9.8	67,096	(48,012)	(5,760)	13,324
Non-compete agreement	3	to	6.25	69,485	(32,557)	(34,692)	2,236
Agency agreement and license	4.6	to	9.8	21,394	(14,789)	(581)	6,024
Software and system	5	to	10	5,999	(4,723)	—	1,276
				196,963	(103,948)	(61,417)	31,598

Aggregate amortization expenses for intangible assets were RMB15,285, RMB13,665 and RMB16,826 for the years ended December 31, 2012, 2013 and 2014, respectively.

Impairment of intangible assets with definite lives

The Group evaluates the recoverability of identifiable intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that these assets’ carrying amounts may not be recoverable.  The Group measures the carrying amount of identifiable intangible asset with determinable useful live against the estimated undiscounted future cash flows associated with it.  Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated.  Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.  Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows.  The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated.  These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.  During the years ended December 31, 2012, 2013 and 2014, the Group recognized no impairment losses on identifiable intangible assets with determinable useful lives.

Impairment of indefinite-lived intangible assets

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Such impairment test is to compare the fair values of assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values.  The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies.  Significant assumptions are inherent in this process, including estimates of discount rates or market price.  Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.  Market prices are based on potential purchase quote from third party, if any.  During the years ended December 31, 2012, 2013 and 2014, the Group recognized no impairment losses on its indefinite-lived intangible assets.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The estimated amortization expenses for the next five years are: RMB11,626 in 2015, RMB5,259 in 2016, RMB3,936 in 2017, RMB3,722 in 2018 and RMB2,557 in 2019, and an aggregate amount of RMB791 in years thereafter.

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

Other non-current assets represent investments in equity security of private companies which the group owns equity interest of less than 20%, over which the Group exerts no significant influence and are measured initially at cost.  As of December 31, 2012, the other non-current assets also included dividend receivable from Datong of RMB7,561, recorded at amortized cost after discounting with the effective interest rate. As of December 31, 2013, dividend receivable from Datong of RMB7,561 was fully impaired.

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

(l)	Insurance Premium Payables

Insurance premium payables are insurance premiums collected on behalf of insurance companies but not yet remitted as of the balance sheet dates.

(m)	Subscription Receivables

The Group entered into share purchase agreements with companies established on behalf of our employees (the "Employee Companies") for the issuance of 100,000,000 ordinary shares with US$0.27 per ordinary share and 50,000,000 ordinary shares with US$0.29 per ordinary share in 2014. The issue prices are the average closing prices for the 20 trading days prior to the board approval dates of such subscriptions. The sale of shares to the Employee Companies was completed on December 17, 2014.

In order to facilitate the purchase of shares by employees as described above, the Group has granted a loan to the Employee Companies. The loan bears interest at a rate of 3% per annum and is repayable upon the sale of the shares by employees, termination of employment or within two years, whichever comes first. Please refer to note 12 for details. The interest rate is determined with reference to fair market prices and therefore no interest-related compensation expense is recorded.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

According to FASB ASC 505-10-45, the loan is recorded as a separate line of deduction from equity in the Group’s consolidated balance sheet as of December 31, 2014. Interest income accruing from the loan is recognized as non-operating income. None of the loans to employees have been repaid up to the date of this report and total balance thereof as of year-end was RMB257,491 (US$41,500).

(n)	Income Taxes

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

In 2014, the Group has adopted FASB ASU No. 2013-11—Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists prospectively, to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the balance sheets as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the Group to use, and the Group does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit is presented in the balance sheets as a liability.

(o)	Share-based Compensation

Employee share-based compensation

All forms of share-based payments to employees, including employee stock options and employee stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statement of income  and comprehensive income (loss). Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. If an award requires satisfaction of one or more performance, or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, and no compensation cost is recognized if the requisite service is not rendered. The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. For awards with both service and performance conditions, if each tranche has an independent performance condition for a specified period of service, the Group recognizes the compensation cost of each tranche as a separate award on a straight-line basis; if each tranche has performance conditions that are dependent of activities that occur in the prior service periods, the Group recognizes the compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. No compensation cost is recognized for instruments that employees forfeit because a service condition or a performance condition is not satisfied.

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

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Modification of an Award

A modification of the terms or conditions of an equity award is treated as an exchange of the original award for a new award. The Group measures the effects of a modification as follows:
a.   Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award determined over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date; and

b.   The total recognized compensation cost for an equity award shall at least equal the fair value of the award at the grant date unless at the date of the modification the performance or service conditions of the original award are not expected to be satisfied.

The Group records the incremental fair-value-based measure, if any, of the modified award, as compensation cost on the date of modification (for vested awards) or over the remaining service (vesting) period (for unvested awards).

Cancellation of an Award

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

Share-based compensation expenses of RMB66,878, RMB45,317 and RMB23,598 for the years ended December 31, 2012, 2013 and 2014, respectively, were included in the general and administrative expenses.

(p)	Employee Benefit Plans

As stipulated by the regulations of the PRC, the Group’s subsidiaries and VIEs in the PRC participate in various defined contribution plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans other than the annual contributions described above. The contributions are charged to the consolidated statement of income and comprehensive income (loss) as they become payable in accordance with the rules of the above mentioned defined contribution plans.

(q)	Revenue Recognition

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

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Insurance agency services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has met all the four criteria of revenue recognition when the premiums are collected by the Group or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any commission and fees prior to the receipt of the related premiums. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collected from the insured and the commission settlement confirmation is received from insurance companies, because the commission rate for brokerage services is negotiated case by case and the Group’s fees are fixed when such confirmation is received. No allowance for cancellation has been recognized for agency and brokerage businesses as the management of the Group estimates, based on its past experience that the cancellation of policies rarely occurs.  Any subsequent commission adjustments in connection with policy cancellations which have been de minims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.1%, 0.2% and 0.2% of the total commission and fee revenues during years ended December 31, 2012, 2013 and 2014, respectively. For property insurance and life insurance, agency and brokerage services, the Group may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency and brokerage company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded when a performance target is being achieved. Insurance claims adjusting services are considered to be rendered and completed, and revenue is recognized at the time loss adjusting reports are confirmed being received by insurance companies. The Group has met all the four criteria of revenue recognition when the service is provided and the loss adjusting report is accepted by insurance companies. The Group does not accrue any service fee before the receipt of an insurance company’s acknowledgement of receiving the adjusting reports. Any subsequent adjustments in connection with discounts which have been de minims to date are recognized in revenue upon notification from the insurance companies.

Other service fees include commission revenues earned from distribution of wealth management products and revenue from the provision of IT services. Commission from distribution of wealth management products are recorded when the products have been sold to customers, at which time the Group has fulfilled all its services obligations. Revenue from the provision of IT services is recognized when the services are rendered.

The Group presents revenue net of sales taxes incurred. The sales taxes amounted to RMB99,001, RMB99,931 and RMB120,965 for the years ended December 31, 2012, 2013 and 2014, respectively. According to the Announcement on the VAT Reform Pilot Program of the Transportation and Selected Modern Service Sectors issued by the State Tax Bureau in July 2012, the transportation and some selected modern service sectors, including research and development (R&D) and technical services, information technology services, cultural creative services, logistics support services, tangible personal property leasing services, and assurance and consulting service, should pay value-added tax instead of business tax based on a predetermined timetable (hereinafter referred to as the “VAT Reform”), effective September 1, 2012 for entities in Beijing and November 1, 2012 for entities in Guangdong. The VAT Reform expanded nation-wide from August 1, 2013.  A total of seven subsidiaries or VIEs in the Group that engage in consulting and information technology services met the VAT Reform requirements, and have started to pay value-added tax since the respectively effective days. Total Value-added taxes paid by the Group during the year ended December 31, 2013 and 2014 amounted to RMB12,013 and RMB14,997.

(r)	Contingent Consideration

The Group recognizes all the assets acquired and liabilities assumed in a business combination at the acquisition-date fair values, which will include an estimation of the fair value of contingent consideration payables if any. Subsequent changes in the fair value of contingent consideration payables will be recorded in the consolidated statement of income and comprehensive income (loss) when incurred. No change in fair value of contingent consideration payable was charged to consolidated statement of income and comprehensive income (loss) for the years ended December 31, 2012, 2013 and 2014.

The selling shareholders of the acquired entities agreed to return part of considerations to the Group, if certain performance criteria cannot be met. The fair value of such contingent arrangements was charged to consolidated statement of income and comprehensive income (loss) in the amount of RMB4,500, nil and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(s)	Fair Value of Financial Instruments.

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

The carrying amounts of accounts receivable, insurance premium receivables, other receivables, accounts payable, other payables, amounts due from (to) related parties and insurance premium payables are approximate their fair values due to the short-term maturity of these instruments.

Measured at fair value on a recurring basis

The Group measured its short-term investments at fair value on a recurring basis as of December 31, 2013 and 2014.

Short-term investments are measured at costs which approximate their fair values in the consolidated balance sheets. The Group benchmarks the costs against fair values of comparable investments as of balance sheet date, and categorized all fair value measures of short term investments as Level 2 of the fair value hierarchy. The fair value of the Company's short-term investments measured at recurring basis was RMB253,900 and RMB688,900, as of December 31, 2013 and 2014 respectively, all classified as Level 2 with fair value measurement at reporting date using significant other observable inputs.

The Group did not have Level 3 investments as of December 31, 2013 and 2014.

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

(t)	Foreign Currencies

The functional currency of the Company is the United States dollar ("USD"). Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of income and comprehensive income (loss). The Group has chosen the Renminbi ("RMB") as their reporting currency.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The functional currency of the most of the Company’s subsidiaries and VIEs is RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the consolidated statements of income and comprehensive income (loss).

(u)	Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents. The Group had aggregate amounts of RMB2,262,712 and RMB2,080,842 of cash and cash equivalents denominated in RMB as of December 31, 2013 and 2014, respectively.

(v)	Translation into United States Dollars

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.2046, representing the noon buying rate in the City of New York for cable transfers of RMB on December 31, 2014, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2014, or at any other rate.

(w)	Segment Reporting

The Group distributes a variety of property and casualty, and life insurance products underwritten by domestic and foreign insurance companies operating in the PRC, and provides insurance claims adjusting services as well as other insurance-related services and distribution of wealth management products. Before January 1, 2014, the Group operated three operating segments: (1) property and casualty insurance ("P&C"), (2) life insurance ("Life"), and (3) insurance claims adjusting services ("Claims Adjusting"). From January 1, 2014, the Group realigned its financial reporting structure into three business segments that more accurately reflect its organizational structure and changing business mix. Historical results reflecting the new business segments for the corresponding period of the previous year have been restated. The new business segments are as follows: (1) insurance agency segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, (2) insurance brokerage segment, which mainly consists of providing P&C and life insurance brokerage services to institutional clients, and (3) claims adjusting segment, which consists of providing pre-underwriting survey, claim adjusting, disposal of residual value, loading and unloading supervision and consulting services. Details of these operating segments are described in note 21. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group's chief operating decision maker in deciding how to allocate resources and in assessing performance.

Substantially all revenues are derived in the PRC and all long-lived assets are located in the PRC.

(x)	Earnings per Share ("EPS") or ADS

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

(y)	Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to RMB5,048, RMB5,724 and RMB6,553 for the years ended December 31, 2012, 2013 and 2014, respectively.

(z)	Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of income and comprehensive income (loss) over the lease period.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(aa)	Accumulated Other Comprehensive Income (Loss)

The Group presents comprehensive income in the consolidated statements of income and comprehensive income (loss) with net income in a continuous statement.

Accumulated other comprehensive income (loss) represents foreign currency translation adjustments for the period.

(ab)	Recently Issued Accounting Standards

In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.
•	Step 2: Identify the performance obligations in the contract.
•	Step 3: Determine the transaction price.
•	Step 4: Allocate the transaction price to the performance obligations in the contract.
•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•	For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.
•
For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•
For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•	The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.
•	An explanation of the reasons for significant changes.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The Group is in the process of assessing the impact of adoption of this pronouncement on its consolidated financial condition or results from operations.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation – Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost.  The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial condition or results from operations.

In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement - Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item.

If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either present or disclose earnings-per-share data applicable to the extraordinary item.

The FASB heard from stakeholders that the concept of extraordinary items causes uncertainty because it is unclear when an item should be considered both unusual and infrequent. Additionally, some stakeholders said that although users find information about unusual or infrequent events and transactions useful, they do not find the extraordinary item classification and presentation necessary to identify those events and transactions. Other stakeholders noted that it is extremely rare in current practice for a transaction or event to meet the requirements to be presented as an extraordinary item.

The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial condition or results from operations.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3)           Acquisitions

Acquisitions in 2014

In April 2014, the Group entered into agreements to acquire 100% equity interests in Nanjing Yukai Insurance Agency Co., Ltd. ("Nanjing") and Wenzhou Huilian Insurance Agency Co., Ltd ("Wenzhou") at the cash consideration of RMB27,000 and RMB16,000, respectively.

In April 2014, the Group also entered into an agreement to acquire the remaining 70% equity interests in Jiaxing Lianbao Insurance Agency Co., Ltd ("Jiaxing") at the cash consideration of  RMB21,000. The fair value of 30% equity interests in Jiaxing previously held by the Group was remeasured to RMB9,000, hence the Group recognized gain from step acquisition of RMB8,812 at acquisition date.

The acquisitions of Nanjing, Wenzhou and Jiaxing were completed on May 1, 2014. Pursuant to the agreements, the selling shareholders of Nanjing, Wenzhou and Jiaxing agreed to return part of considerations to the Group, if the performance criteria of Nanjing, Wenzhou and Jiaxing for years 2014 to 2016 cannot be met. The fair value of such contingent arrangements approximates to zero at the acquisition date. As for the year ended December 31, 2014, Wenzhou has met the performance criteria but Nanjing and Jiaxing has failed to meet the performance criteria. The Group has issued waivers to the sellers of Nanjing and Jiaxing to release the return of considerations related to these two companies’ under-performance for fiscal 2014.

The following table summarizes the estimated fair values for major classes of assets acquired and liabilities assumed at the date of acquisition:

	Nanjing	Wenzhou	Jiaxing
	RMB	RMB	RMB
Net tangible assets (liabilities) acquired	(4,116)	2,708	3,670
Intangible assets	7,650	4,110	7,290
Goodwill	23,850	10,209	20,862
Deferred tax assets	1,529	—	—
Deferred tax liabilities	(1,913)	(1,027)	(1,822)
Total consideration	27,000	16,000	30,000

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The goodwill of RMB54,921 arising from the acquisitions consists largely of the synergies and economies of scale expected from combining the operations of the Group and the acquired companies. All of the goodwill was assigned to the Group’s agency segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

The acquired intangible assets were composed of the following:

	Useful life	Fair Value Acquired RMB
	(Years)	Nanjing	Wenzhou	Jiaxing
Customer relationship	6.7	4,840	2,920	4,630
Non-compete agreement	3.0	520	270	480
Agency agreement	6	2,290	920	2,180
Total		7,650	4,110	7,290

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The weighted average amortization period of the intangible asset acquired is 6.3 years

The following unaudited pro forma information summarizes the effect of the acquisitions, as if the acquisitions had occurred as of January 1, 2013. This unaudited pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2013, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

Pro forma for year ended December 31, 2013

	Nanjing	Wenzhou	Jiaxing
	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)
Pro forma net revenues	1,769,665	1,769,428	1,780,360
Pro forma income from operations	16,561	17,531	16,348
Pro forma net income	94,541	95,289	94,215
Pro forma net income per share	0.09	0.10	0.09

Pro forma for year ended December 31, 2014

	Nanjing	Wenzhou	Jiaxing
	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)
Pro forma net revenues	2,159,466	2,155,319	2,163,231
Pro forma income from operations	30,612	30,840	31,355
Pro forma net income	161,580	161,736	162,318
Pro forma net income per share	0.16	0.16	0.16

The amounts of Nanjing, Wenzhou and Jiaxing’s net revenue and earnings included in the Group’s consolidated income statement from May 1, 2014 to December 31, 2014 are RMB19,060, RMB11,902 and RMB22,136, respectively and RMB2,323, RMB1,151 and RMB619, respectively.

(4)           Other Receivables

Other receivables, net are analyzed as follows:

	As of December 31,
	2013	2014
	RMB	RMB
Advances to staff (i)	9,494	8,159
Advances to entrepreneurial agents (ii)	1,984	981
Rental deposits	6,213	5,701
Interest income receivables (iii)	47,273	46,472
Value-added tax recoverable (iv)	1,867	2,786
Receivable from third parties(v)	141,938	17,020
Reimbursement from insurance company (vi)	40,106	—
Other	5,901	7,030
	254,776	88,149

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(i)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

(ii)
This represented advances to entrepreneurial agents who provide services to the Group. The advances are used by agents to develop business. The advances were unsecured, interest-free and repayable on demand.

(iii)	This represented accrued interest income on bank deposits and interest bearing receivable from third parties as described in (v).

(iv)
As of December 31, 2013 and December 31, 2014, the amount represented value-added tax to be refunded from tax bureau. The amount of value-added tax outstanding as of December 31, 2013 had been refunded during the year 2014, and the amount as of December 31, 2014 had not been refunded up to report date.

(v)
Receivable from third parties mainly included receivables from two third parties: 1) receivable from Guangdong Jintaiping Asset Management Co. Ltd (“Jintaiping”). The Group held 19.5% equity interest of Jintaiping before December 2013. In December 2013, the Group disposed of the equity share of Jintaiping. Accordingly, receivable from Jintaiping was reclassified from amount due from related parties to other receivables. The loan receivable from Jintaiping is payable within one year and bears annual interest rate at 8%. As of December 31, 2014, the amount due from Jintaiping was 17,020 (2013: RMB130,651). The receivable were unsecured and repayable on demand; and 2) other receivable from third parties as of December 31, 2013 also included receivable from Shanghai Puyi Investment Consulting Co.,Ltd (“Shanghai Puyi”). On December 2, 2013, the Group signed an equity transfer agreement to sell its 19.5% shareholdings of Jintaiping to Shanghai Puyi at a consideration of RMB7,987, which should be settled within 30 days after the legal registration of equity transfer and had been settled in 2014.

(vi)	On April 23, 2014, the company has signed a settlement agreement with an insurance company. Please refer to note 16 (iii) for details. The legal case has been settled in August 2014.

(5)           Property, Plant and Equipment

Property, plant and equipment, net, is comprised of the following:

	As of December 31,
	2013	2014
	RMB	RMB
Building	11,346	12,317
Office equipment, furniture and fixtures	127,849	127,498
Motor vehicles	40,039	35,229
Leasehold improvements	9,033	10,817
Total	188,267	185,861
Less: Accumulated depreciation	(118,705)	(138,690)
Property, plant and equipment, net	69,562	47,171

No impairment for property, plant and equipment was recorded for the years ended December 31, 2012, 2013 and 2014.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(6)           Goodwill

The movements in carrying amount of goodwill by reportable segments are as follows:

Goodwill of the P&C and Life insurance operating segments as of December 31, 2012 and 2013 has been grouped together under the agency segment due to the Group's realignment of its financial reporting structure in 2014 (see note 2(w)).

Agency segment
RMB
Balance as of January 1, 2013 & 2014	78,553
Addition for acquisitions in 2014	54,921
Balance as of December 31, 2014	133,474

The gross amount and accumulated impairment losses by segment as of December 31, 2013 and 2014 are as follows:

	Agency segment	Claims Adjusting segment	Total
	RMB	RMB	RMB
Goodwill, gross as of January 1, 2013	1,041,181	38,077	1,079,258
Accumulated impairment loss	(962,628)	(38,077)	(1,000,705)
Goodwill, net as of December 31, 2013	78,553	—	78,553

Goodwill, gross as of January 1, 2014	1,096,102	38,077	1,134,179
Accumulated impairment loss	(962,628)	(38,077)	(1,000,705)
Goodwill, net as of December 31, 2014	133,474	—	133,474

The Group performed the annual impairment analysis as of the balance sheet date. There has been no impairment loss recognized in goodwill for the years ended December 31, 2012, 2013 and 2014, respectively.

(7)           Investment in Affiliates

As of December 31, 2013, investments in affiliates represent (i) 40% equity interest in Shanghai Teamhead Automobile Surveyors Co., Ltd. ("Teamhead Automobile") which is a PRC registered company that provides insurance surveyor and loss adjustors services, (ii) 30% equity interest in Jiaxing which is a PRC registered company that distributes property and casualty insurance products and (iii) 20.6% equity interest in Sincere Fame International Limited ("Sincere Fame") which is a BVI company that is a financial services company, primarily engages in the origination and management of small loans made to individuals, loan repackaging transaction, asset management-related services to financial institutions and mortgage agency services to individuals based in Guangzhou, PRC.

During the year of 2014, the Group acquired the remaining 70% equity interest in Jiaxing and become 100% owner of Jiaxing. Hence Jiaxing is derecognized from investment in affiliates.

During the years ended December 31, 2012, 2013 and 2014, the Group recognized its share of income of affiliates in the amount of RMB14,658, RMB20,621 and RMB30,649 respectively.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Investment as of December 31, 2013 and 2014 were as follows:

	As of December 31,
	2013	2014
	RMB	RMB
Teamhead Automobile	473	498
Jiaxing	192	—
Sincere Fame	188,576	219,205
Total	189,241	219,703

The summarized financial information of equity method investees is illustrated as below:

	As of December 31,
	2013	2014
	RMB	RMB
Balance sheet
Current assets	641,314	364,045
Non-current assets	556,067	1,335,315
Current liabilities	582,734	929,731
Non-current liabilities	1,057	2,904

	Year Ended December 31,
	2012	2013	2014
Results of operation	RMB	RMB	RMB
Net Revenues	328,385	365,521	403,908
Gross profit	240,644	295,954	346,688
Income from operations	89,963	139,211	184,531
Net profit	73,869	116,674	148,891

(8)           Variable Interest Entities

Historically, PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies and brokerages. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, the Group had conducted its business in China through contractual arrangements.

In recent years, some rules and regulations governing the insurance intermediary sector in China have begun to encourage foreign investment. The Group has commenced a restructuring which has resulted in obtaining controlling equity ownership in a majority of its affiliated insurance intermediary companies. However, there remains uncertainty regarding the interpretation and implementation of the relevant regulations and the timing of the restructuring process. In addition, restrictions by PRC laws and regulations on foreign investments in and ownership of internet businesses still exists and the Group is still in the process to complete its restructuring plan. Therefore, the Group still conducts part of its operations in China through contractual arrangements among its PRC subsidiaries and consolidated affiliated entities, Sichuan Yihe Investment Co., Ltd. ("Yihe Investment") and Shenzhen Xinbao Investment Management Co., Ltd. ("Xinbao Investment") and Shenzhen Dianliang Information Technology Co., Ltd ("Dianliang Information")  (collectively referred as the "Three PRC Affiliated Entities") and the equity holders of the Three PRC Affiliated Entities who are PRC nationals. To provide the Company effective control over the Three PRC Affiliated Entities, and the ability to receive substantially all of the economic benefits of the Three PRC Affiliated Entities and their subsidiaries, a series of contractual arrangements were entered amongst CNinsure Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. ("Xinlian Information"), CNinsure Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. ("Zhonglian Enterprise"), Litian Zhuoyue Software (Beijing) Co., Ltd ("Litian") and Ying Si Kang Information Technology (Shenzhen) Co., Ltd. ("Ying Si Kang Information"), which are PRC subsidiaries of the Company, and the Three PRC Affiliated Entities and their direct equity holders, refer to as the "VIE arrangements".

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Agreements that provide the Group effective control over the Three PRC Affiliated Entities

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

Each of the individual shareholders of Xinbao Investment entered into a loan agreement with the Group’s subsidiary Ying Si Kang Information, evidencing a zero interest loan granted to them, equal to their respective capital contributions to Xinbao Investment.  Since Ying Si Kang is transferred to Litian during the year, each of the individual shareholders of Xinbao Investment has been released from the agreement with Ying Si Kang and entered into a new loan agreement with another Group’s subsidiary Bao Si Kang Information Technology (Shenzhen) Co., Ltd. ("Bao Si Kang Information"). The terms of the loan agreement are substantially similar to those in the loan agreements of Yihe Investment described above.

The individual shareholder of Dianliang Information entered into a loan agreement with the Group’s subsidiary Xinlian Information. The terms of the loan agreement are substantially similar to those in the loan agreements of Yihe Investment described above.

Equity Pledge Agreements

Pursuant to the equity pledge agreements between (1) Yihe Investment, Xinlian Information and the equity holders of Yihe Investment; and (2) Xinbao Investment, Ying Si Kang Information, and from the later year of 2014 Bao Si Kang Information and the equity holders of Xinbao Investment; and (3) Dianliang Information, Xinlian Information and the equity holder of Dianliang Information, the equity holders of the Three PRC Affiliated Entities have pledged their equity interests in the Three PRC Affiliated Entities to Xinlian Information and Ying Si Kang Information (later year of 2014 to Bao Si Kang Information) to secure their obligations under the loan agreements between (1) Yihe Investment and  Xinlian Information; and (2) Xinbao Investment and Ying Si Kang Information (later year of 2014 replaced with Bao Si Kang Information); (3) Dianliang Information and Xinlian Information. During the term of the equity pledge agreements, Xinlian Information and Ying Si Kang Information (later year of 2014 replaced with Bao Si Kang Information) are entitled to all the dividends declared on the pledged equity interests. The equity pledge agreements will expire when the individual shareholder fully performed his obligations under the loan agreements.

Irrevocable Power of attorney

Pursuant to the power of attorney, the nominee equity holders of the Three PRC Affiliated Entities each executed an irrevocable power of attorney, appointing a person designated by Xinlian Information or Ying Si Kang Information (later year of 2014 replaced with Bao Si Kang Information)  as their attorney-in-fact to vote on their behalf on all matters of the Three PRC Affiliated Entities requiring equity holder approval. If Xinlian Information or Ying Si Kang Information (later year of 2014 replaced with Bao Si Kang Information) designates the individual shareholders of the Three PRC Affiliated Entities to attend a shareholder’s meeting of the Three PRC Affiliated Entities, the individual shareholder agrees to vote his shares as instructed by Xinlian Information or Ying Si Kang information (later year of 2014 replaced with Bao Si Kang Information).

The Articles of Association of the Three PRC Affiliated Entities state that the major rights of the equity holders include the power to review and approve annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the power of attorney arrangement, Xinlian Information and Ying Si Kang Information (later year of 2014 replaced with Bao Si Kang Information) have the ability to exercise effective control over the Three PRC Affiliated Entities through equity holder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management teams of the Three PRC Affiliated Entities are the same as that of Xinlian Information and Ying Si Kang Information (later year of 2014 replaced with Bao Si Kang Information).

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Agreements that provide the Group the option to purchase the equity interests in the Three PRC Affiliated Entities

Exclusive Purchase Option Agreements

Pursuant to the exclusive purchase right agreements, Xinlian Information and Ying Si Kang Information (later year of 2014 replaced with Bao Si Kang Information) may purchase the entire equity interests in, or all the assets of the Three PRC Affiliated Entities, for a purchase price equal to the amount of the individual shareholder’s actual capital contributions to the Three PRC Affiliated Entities or the minimum price permitted by PRC laws, if and when PRC laws are amended to permit such a transaction.

Agreements that transfer economic benefits to Xinlian Information, Zhonglian Enterprise, and Litian

IT platform related service, consulting service and technology service agreements

Pursuant to IT platform service, technology service and consulting service agreements entered into between the Group’s PRC subsidiaries Litian, Xilian Information, Zhonglian Enterprise (collectively referred as the "Three Service Providers") and Ying Si Kang Information  and most of the subsidiaries of the Three PRC Affiliated Entities, the Three Service Providers and Ying Si Kang Information agreed to grant rights to use the "CNinsure" brand and provide consulting and training services related to finance, taxation, IT platform and internal control compliance and services to ensure the normal operation of the mobile sales support system to most of subsidiaries of the Three PRC Affiliated Entities in exchange for fees payable quarterly calculated as a percentage of revenues of each insurance intermediary. Each of these agreements has an initial term of one year from the signing date. The consulting service and IT platform service agreements  will be automatically renewed for one-year term unless the three Service Providers decides not to renew the agreement. Each agreement may be terminated by the insurance intermediary companies only upon gross negligence, fraud, other illegal conduct or bankruptcy, or by the Three Service Providers with 30 days’ notice. The consulting service and IT platform service agreements have not been renewed since 2013.

These contractual arrangements allow the Group to effectively control the Three PRC Affiliated Entities and their subsidiaries, and to derive substantially all of the economic benefits from them. Accordingly, the Group treats the Three PRC Affiliated Entities as VIEs and because the Group is the primary beneficiary of the Three PRC Affiliated Entities, the Group has consolidated the financial results of the Three PRC Affiliated Entities and their subsidiaries.

In addition to the above agreements, which allow the Group to exercise effective control, have an exclusive option to purchase all or part of the equity interests and receive a substantial portion of the economic benefits from the Three PRC Affiliated Entities and their subsidiaries, before January 2015, the Group had also entered into similar contractual arrangements with the non-controlling interest shareholders of Guangdong Meidiya Investment Co., Ltd. ("Meidiya Investments"). As a result of these contractual arrangements, the Company has the right to exercise control over, purchase and receive the economic benefits from all of the equity interests in Meidiya Investments that it did not directly hold. In January 2015, the individual minority shareholders of Meidiya Investment transferred their respective equity interests in Meidiya Investment to CNinsure Insurance Sales Service Group Company Limited, a wholly-owned subsidiary of the Group. In addition, the contractual arrangements among Meidiya Investment, and their respective shareholders and subsidiaries were terminated.

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

The VIEs are principally engaged in the provision of agency and e-business in the PRC.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.  Please refer to Note 20 for disclosure of restricted net assets.

The financial information of the Company’s VIEs and VIEs' subsidiaries as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014, before adjustments for intercompany eliminations, is as follows:

	As of December 31,
	2013	2014
	RMB	RMB
Total assets	114,232	63,090
Total liabilities	110,133	38,716

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Net Revenues	374,529	125,961	72,645
Net loss	(4,755)	(3,767)	(9,636)
Net cash used in operating activities	(34,601)	(13,500)	(49,782)
Net cash generated from investing activities	81,593	12,041	14,709
Net cash (used in) generated from financing activities	(38,305)	—	33,370

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

In February 2012, CNinsure Group Company, subscribed for a share capital of RMB52,500 in Meidiya. As a result, CNinsure Group Company’s shareholdings in Meidiya increased from 20% to 90%, and the equity holders' shareholdings in Meidiya decreased to 10%. Subsequently in 2015, the Group has purchased the remaining equity share of the two nominee equity shareholders of Meidiya Investment.

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

As a result of these equity transfers, the Group through contractual arrangements with Yihe Investment, Dianliang Information and Xinbao Investment, it controls the remaining seven VIEs as of December 31, 2013 and 2014.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(9)           Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of December 31,
	2013	2014
	RMB	RMB

Business and other tax payable	28,313	24,987
Refundable deposits from employees and agents	12,452	9,705
Professional fees	11,818	17,340
Advances from third parties	22,490	32,219
Payables for addition of office equipment, furniture and fixtures	8,618	8,618
Insurance compensation claim payable to customers	1,487	1,563
Payable for equity transfers of investment in affiliates/subsidiaries	15,006	4,685
Consideration payable to settle the lawsuit (i)	40,106	—
Contributions from members of eHuzhu mutual aid program	—	2,341
Others	7,664	7,954
Total	147,954	109,412

Other payables and accrued expenses are unsecured, interest-free and repayable on demand.

(i)
On March 19, 2014, the Company signed a settlement agreement with the plaintiff to settle the lawsuit at US$6,625 (approximately RMB40,106) and the lawsuit has been fully settled in August 2014. Please refer to note (16) (iii) for details of the lawsuit.

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

For the years ended December 31, 2012, 2013 and 2014, the Group contributed RMB34,931, RMB42,919 and RMB45,467, respectively.

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

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the years ended December 31, 2012, 2013 and 2014, if applicable.

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

Pursuant to the relevant laws and regulations in the PRC, Litian, Shenzhen CNinsure Software Technology Co., Ltd ("CNinsure Software") and Ying Si Kang Information, the subsidiaries of the Group, were regarded as software companies and thus exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Litian, year 2010 was the first profit-making year and accordingly, Litian has not made any provision for PRC income tax for the year ended December 31, 2010 and 2011, and has made a 12.5% tax provision for its profits for the years ended December 31, 2012, 2013 and 2014. For CNinsure Software, year 2012 was the first profit-making year and accordingly, CNinsure Software has not made any provision for PRC income tax for the years ended December 31, 2012 and 2013, and has made a 12.5% tax provision for its profits for the year ended December 31, 2014. For Ying Si Kang Information, year 2014 is the first profit-making year and accordingly it has not made any provision for PRC income tax for the year ended December 31, 2014.

The Group accounts for uncertain income tax positions by prescribing a minimum recognition threshold in the financial statements.

As of December 31, 2014, the Group’s liabilities for unrecognized tax benefits were included in other tax liabilities. The movements of unrecognized tax benefits are as follows:

RMB
Balance as of January 1, 2012	43,586
Gross increase in prior-period tax positions	4,003
Balance as of December 31, 2012	47,589
Gross increase in prior-period tax positions	3,146
Balance as of December 31, 2013	50,735
Offset per FASB ASU No. 2013-11—Income Taxes (Topic 740)	(4,808)
Gross increase in prior-period tax positions	7,928
Balance as of December 31, 2014	53,855

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Group’s consolidated financial statements as of December 31, 2013 and 2014. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Group’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

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

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Income tax expenses are comprised of the following:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Current tax expense	56,467	29,436	25,607
Deferred tax income	(6,094)	(2,278)	(1,318)
Income tax expense	50,373	27,158	24,289

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2013	2014
	RMB	RMB
Current deferred tax assets:
Operating loss carryforward	4,858	4,313
Less: valuation allowances	—	(4,313)
Current deferred tax asset, net	4,858	—

Non-current deferred tax assets:
Operating loss carryforward	36,053	33,930
Less: valuation allowances	(32,671)	(31,292)
Non-current deferred tax asset, net	3,382	2,638
Total	8,240	2,638

Deferred tax liabilities:
Intangible assets, net	5,646	6,769
Investment income	18,162	18,162
Total	23,808	24,931

Due to the uncertainty of the level of PRC subsidiaries or VIEs’ taxable income, management does not believe certain subsidiaries or VIEs will generate sufficient taxable income such that it is more likely than not that the deferred tax assets will not be realized. As such, a valuation allowance has been established for these deferred tax assets as of December 31, 2013 and 2014. The Group had total operating loss carry-forwards of RMB164,108 and RMB166,557 for the years ended December 31, 2013 and 2014, respectively. Such operating loss carry-forwards expire five years after the PRC subsidiaries or VIEs incur the loss unless utilized. As of December 31, 2014, the operating loss carry-forwards of RMB10,086, RMB30,860, RMB32,400, RMB40,546 and RMB52,665 is to expire for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Net income before income taxes and income of affiliates and discontinued operations	160,452	106,521	159,720
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	40,113	26,630	39,930
Expenses not deductible for tax purposes:
Entertainment	668	494	579
Other	3,312	1,635	1,664
Tax exemption and tax relief:
Tax rate differential	(3,947)	(16,347)	(29,497)
Change in valuation allowance	5,003	13,812	2,934
Uncertain tax provisions	4,003	3,148	7,928
Other	1,221	(2,214)	751
Income tax expense	50,373	27,158	24,289

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately RMB26,784, RMB19,364 and RMB17,054 for the years ended December 31, 2012, 2013 and 2014, respectively. Without such exemption, the Group’s basic and diluted net profit per share for the year ended December 31, 2014 would have been decreased by RMB0.02.

Under the New Taxation Law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its "de facto management organization" located within the PRC. Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its "de facto management organization" located also outside the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC. Under the New Enterprise Income Tax ("EIT") Implementation Regulation, "de facto management organization" is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New Taxation Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate. On April 22, 2009, the State Administration of Taxation (the "SAT"), issued SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, the SAT issued a bulletin on July 27, 2012 providing more guidance on the implementation of Circular 82 and clarifies matters such as resident status determination. Due to the present uncertainties resulting from the limited PRC tax guidance on this issue, it is unclear that the legal entities organized outside of PRC should be treated as residents for New Taxation Law purposes. Nevertheless, even if one or more of those entities were characterized as PRC tax residents, no significant impact would be expected on the net current tax payable balance and the net deferred tax balance.

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

Aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution to the Group of approximately RMB1,882,224 and RMB1,967,287 as of December 31, 2013 and 2014 respectively, are considered to be indefinitely reinvested, and accordingly, no provision for has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred tax liability in respect of those undistributed earnings of approximately RMB188,222 and RMB196,729 respectively.

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

During 2014, the Company issued 1,704,380 new shares for the exercise of options, representing 0.15% of the total shares outstanding as of December 31, 2014.

In November 2014, the Group entered into share purchase agreements with the Employee Companies, for the issuance of up to 100,000,000 ordinary shares of the Group. In December 2014, the Group increased the new shares issued to the Employee Companies to 150,000,000 ordinary shares.  The total 150,000,000 ordinary shares represented approximately 13.04% of the total enlarged outstanding share capital as of December 31, 2014. The subscription price for the 100,000,000 ordinary shares is US$0.27 per ordinary share or US$5.40 per ADS, while the subscription price for the additional 50,000,000 ordinary shares is US$0.29 per ordinary share or US$5.8 per ADS, both of which were the average closing prices for the 20 trading days prior to the board approvals of such transactions.  Accordingly, the Group considers that the employees have subscribed these shares at prices that were set at the best estimation of the future market prices on issuance date, and the Group has no intention to compensate the employees with a below market price subscription; therefore, the Group has not recorded any share-based compensation expenses related to any price deviations of the Group’s ordinary shares from the board approval dates to issuances of these shares.  The shares purchased by the Employee Companies are subject to 180 days lock-up. The sale of shares to the Employee Companies was completed on December 17, 2014.

In order to facilitate the purchase of shares by employees as described above, the Group has granted a loan to Employee Companies. The loans bear interest at a rate of 3% per annum and is repayable upon the sale of the shares by employees, termination of employment or within two years, whichever comes first. The interest rate is determined with reference to fair market prices and therefore no interest-related compensation expense is recorded. Please refer to note 2(m) for accounting policy details.

(13)         Net Income per Share

The computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Basic:
Net income	124,737	99,984	166,080
Less: Net (loss) income attributable to the noncontrolling interests	(5,773)	4,341	4,320
Net income attributable to the Company’s shareholders	130,510	95,643	161,760
Weighted average number of ordinary shares outstanding	1,002,308,275	998,861,526	1,005,842,212
Basic net income per ordinary share	0.13	0.10	0.16
Basic net income per ADS	2.60	1.92	3.22

Diluted:
Net income	124,737	99,984	166,080
Less: Net (loss) income attributable to the noncontrolling interests	(5,773)	4,341	4,320
Net income attributable to the Company’s shareholders	130,510	95,643	161,760
Weighted average number of ordinary shares outstanding	1,002,308,275	998,861,526	1,005,842,212
Share options	2,993,694	1,708,492	6,749,175
Total	1,005,301,969	1,000,570,018	1,012,591,387
Diluted net income per ordinary share	0.13	0.10	0.16
Diluted net income per ADS	2.60	1.91	3.19

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

During the years ended December 31, 2012, 2013 and 2014, the Company had share options of which would potentially dilute earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effect would have been antidilutive, such share options consist of 46,225,381, 38,222,880 and 16,920, respectively.

(14)         Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2014. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There are no appropriations to reserves by the Company other than the Group’s subsidiaries and VIEs in the PRC during the periods presented. Amounts contributed to the statutory reserves were RMB182,740 and RMB198,422 as of December 31, 2013 and 2014, respectively.

(15)         Related Party Balances and Transactions

The principal related party balances and transactions as of and for the years ended December 31, 2013 and 2014 are as follows:

a)	Amounts due from related parties:

	As of December 31,
	2013	2014
	RMB	RMB
Amount due from an affiliate and its subsidiaries, net (i)	144,371	209,601
Subscription receivables(note 2(m) & note 12)	—	257,491

(i)
The Group agreed to grant a revolving loan with a maximum amount of US$50,000 (equivalent to RMB317,990 as per the agreement) to Sincere Fame and its subsidiaries pursuant to a facility letter entered in October 2011 (the "Facility"). The Facility is valid for two years and is renewed upon mutual agreement for another two years in October 2013. On January 1, 2012, the Group and Sincere Fame further entered into a supplemental loan agreement, which established the legal rights to offset the interests and amounts receivable or payable between the Group and Sincere Fame, and all the subsidiaries of the Group and Sincere Fame. As of December 31, 2013 and 2014, the amount due from Sincere Fame and its subsidiaries represented RMB126,621 and RMB179,681 (US$28,959) principal receivable, RMB16,250 and RMB28,420 (US$4,580) interest receivable and RMB1,500 and RMB1,500 (US$242) account receivables. These amounts are unsecured, bear interest at 7.3% and are repayable on demand.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

b)	A subsidiary of the Company provided information technology service to an affiliate and charged RMB5,660 RMB1,415 and nil for the years ended December 31, 2012, 2013, and 2014, respectively.

The Group charged affiliates interest income of RMB10,298, RMB6,843 and RMB12,170 for loans receivable for the years ended December 31, 2012, 2013, and 2014, respectively.

c)	A subsidiary of the Group held a 30% equity interest in Beijing Fanhua Micro-credit Company Limited, on behalf of Shenzhen Fanhua United Investment Group, which is a subsidiary of Sincere Fame.

d)
The Group had acquired non-controlling interests of a number of its subsidiaries from shareholders who are also employees of the Group in 2012. The excess of the fair values of these non-controlling interests acquired from these equity shareholders over the transaction prices as of the respective transaction dates were considered to be compensation expenses, which amounted to RMB7,900, and had been charged to the consolidated statement of income and comprehensive income (loss) for the years ended December 31, 2012. The valuation of the equity of a private company is highly judgmental, so changes in the significant assumptions related to these valuations could materially affect the fair values of these entities and the related compensation expenses. There was no such transaction for the year ended December 31, 2013 and 2014.

e)
Puyi Asset Management Co., Ltd (“Puyi Asset”), previously one of its subsidiaries, distributed certain wealth management products supplied by one of our affiliates. Commission revenues generated from such affiliate were RMB7,522, RMB13,112 and nil for the years ended December 31, 2012, 2013 and 2014. However, Puyi Asset was disposed of in December, 2013 and no longer a subsidiary of the Group as of December 31, 2013.

(16)  Commitments and Contingencies

(i) The Group has several non-cancelable operating leases, primarily for office premises.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum operating lease payments as of December 31, 2014 are:

Minimum Lease Payment
RMB
Year ending December 31:
2015	20,598
2016	15,203
2017	6,028
2018	516
2019	111
Total	42,456

Rental expenses incurred under operating leases for the years ended December 31, 2012, 2013 and 2014 amounted to  RMB31,858, RMB30,509 and RMB27,455, respectively.

(ii) The Group entered into various acquisition agreements which contain certain purchase considerations that are contingent upon future performance of the acquired companies. Please refer to note 3 for more details.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(iii) On October 17, 2011, Pieter Van Dongen, individually and on behalf of an alleged class of similarly situated holders of our ADSs, filed a class action lawsuit in the United States District Court for the Southern District of New York against the Group and three of our then executive officers. On March 19, 2014, the Company signed a settlement agreement with the plaintiff, to settle the lawsuit at US$6,625 (approximately RMB40,106), to be paid as consideration for full and complete settlement of all the released claims. The settlement has been fully settled subsequently during 2014. On August 15, 2014, the Court granted final approval of the settlement agreement.

(17)        Concentrations of Credit Risk

Concentration risks

Details of the customers accounting for 10% or more of total net revenues from commissions and fees are as follows:

	Year ended December 31,
	2012	% of sales	2013	% of sales	2014	% of sales
	RMB		RMB		RMB
PICC Property and Casualty Company Limited ("PICC")	330,699	21%	346,405	20%	442,608	21%
Ping An Property & Casualty Insurance Company of China, Ltd. ("Ping An").	185,595	12%	248,102	14%	294,228	14%
China Pacific Property Insurance Co., Ltd. ("CPIC")	208,797	13%	204,983	12%	255,655	12%
	725,091	46%	799,490	46%	992,491	47%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2013	%	2014	%
	RMB		RMB
PICC.	41,375	21%	32,117	17%
Ping An.	18,817	9%	28,903	16%
CPIC	20,654	10%	22,927	12%
	80,846	40%	83,947	45%

The Group performs ongoing credit evaluations of its customers and related parties and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Group performs ongoing credit evaluations on the amounts due from Sincere Fame and its subsidiaries (note 15(a)(i)). As the Group has significant influences over the operations of Sincere Fame through its equity investment in Sincere Fame, and the historically positive operating results of Sincere Fame and its subsidiaries, the Group considered that the credit risks on the amounts due from an affiliate and its subsidiaries are not significant.

Currency risk

Except for the proceeds from the initial public offering and the follow-on offering (which were in USD), substantially all of the revenue-generating operations of the Group are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People’s Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into USD or other foreign currencies. All foreign exchange transactions must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(18)         Non-Cash Transactions

The Group entered into the following non-cash investing and financing activities:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Considerations payable in connection with acquisition of subsidiaries	96	—	—
Considerations payable in connection with other investment	3,030	3,720	—
Payables for addition of office equipment, furniture and fixtures	38,537	—	—
Subscription receivables from employee companies(Note 2(m) & Note 12)	—	—	257,491

(19)         Share-based Compensation

2014 InsCom Options

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

On July 1, 2014, InsCom granted stock options to purchase 3,477,281 of its ordinary shares to its entrepreneurial agents and 8,189,000 ordinary shares to its employees (the "2014 InsCom Options"). The number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued services to the InsCom and the Group. For options granted to agents, 3,477,281 ordinary shares ("Option K1") shall vest on June 30, 2015, and the expiration date is December 31, 2016. For options granted to employees, ordinary shares of 4,259,000 ("Option K2") shall vest on July 1, 2014, and the remaining ordinary shares of 3,930,000 ("Option K3") shall vest on June 30, 2015, the expiration date is June 30, 2020. The 2014 InsCom Options have an exercise price of RMB0.028 per ordinary share. There is no intrinsic value of the options as of the date of grant.

As of the grant date and December 31, 2014, the fair values of the 2014 InsCom Options were estimated to be of nominal values. The share-based compensation expenses related to the 2014 InsCom Options was RMB109 for the year ended December 31, 2014. No shares of 2014 InsCom Options had been exercised.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

2013 InsCom Options

On June 24, 2013, InsCom granted stock options to purchase 5,914,312 of its ordinary shares to its entrepreneurial agents and 14,744,000 ordinary shares to its and the Group's employees (the "2013 InsCom Options"). The number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued services to the InsCom and the Group. For options granted to agents, 60,000 ordinary shares ("Option J1") was vested immediately on June 24, 2013, and the remaining ("Option J2") of the award options shall vest on June 30, 2014, the expiration date for options granted to agents is December 31, 2014. For options granted to employees ("Option J3") , the vesting date is June 30, 2014, and the expiration date is June 30, 2018. The 2013 InsCom Options have an exercise price of RMB1.20 per ordinary share. The exercise price and expiration date for 2013 InsCom Options was later modified) (See "option modification" section of the note). There is no intrinsic value of the options as of the date of grant.

As of the grant date and December 31, 2014, the fair values of the 2013 InsCom Options were estimated to be of nominal values. The share-based compensation expenses related to the 2013 InsCom Options was RMB6 and nil for the year ended December 31, 2013 and 2014, respectively. No shares of 2013 InsCom Options had been exercised.

2012 InsCom Options

  On April 2, 2012, InsCom granted stock options to purchase 36,515,586 of its ordinary shares to its entrepreneurial agents and 24,492,750 ordinary shares to its and the Group's employees (the "2012 InsCom Options"). Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a two-year period from 2012 to 2013. The number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued services to the InsCom and the Group. For options granted to agents, 86% ("Option I1") was vested immediately on April 2, 2012, and the remaining 14% ("Option I2") of the award options shall vest on June 30, 2013. The expiration date for options granted to agents is December 31, 2014. For options granted to employees, 36% ("Option I3") was vested immediately on April 2, 2012, and the remaining 64% ("Option I4") of the award options shall vest on June 30, 2013, and the expiration date for options granted to employees is June 30, 2017. The 2012 InsCom Options have an exercise price of RMB1.00 per ordinary share. The exercise price and expiration date for 2012 InsCom Options was later modified) (See "option modification" section of the note). There is no intrinsic value of the options as of the date of grant.

As of the grant date and the periods presented, the fair values of the 2012 InsCom Options were estimated to be of nominal values. The share-based compensation expenses related to the 2012 InsCom Options was RMB3, RMB6 and nil for the years ended December 31, 2012, 2013 and 2014 respectively. As of December 31, 2014, no shares of 2012 InsCom Options had been exercised.

2012 Option

a.	2012 Options G

On March 12, 2012, the Company granted options ("2012 Options G") to its directors and employees to purchase up to 92,845,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a five-year service period from 2012 to 2016. The members of the board of directors of the Company received 8,800,000 stock options, which require continued services to the Company but with no other performance conditions. For the rest of the 2012 Option G awards, the number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued employment with the Company. Accordingly, 20% ("Option G1"), 20% ("Option G2"), 25% ("Option G3"), 20% ("Option G4") and15% ("Option G5") of the award options shall vest on May 31 each of the years 2012 to 2016, respectively. The expiration date of the 2012 Options is March 12, 2022. The 2012 Options G had an exercise price of US$0.30 (RMB1.90) and an intrinsic value of US$0.04 (RMB0.26) per ordinary share, except for the 3,200,000 options granted to the two independent directors which had an exercise price of US$0.31 (RMB1.98) and an intrinsic value of US$0.03 (RMB0.17) per ordinary share. The exercise price for Option G was later modified to US$0.001 (RMB0.006) and the number of shares are reduced by half (See "option modification" section of the note).  The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

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

For the year ended December 31, 2012, 2013 and 2014, share-based compensation expenses of RMB60,666, RMB35,732 and RMB22,200 were recognized in connection with the 2012 Options G, respectively. As of December 31, 2014, 972,640 shares of 2012 Options G had been exercised. During the years ended December 31, 2012, 2013 and 2014, nil, 786,670 and 932,305 shares of 2012 Options G, respectively, were forfeited due to employee resignations. No share-based compensation expense related to the forfeited options was recognized.

b.	2012 Options H

On March 12, 2012, the Company granted options ("2012 Options H") to its entrepreneurial agents and captains (non-employees) to purchase 3,800,000 ordinary shares of the Company, of which 3,000,000 and 800,000 options were granted to agents and captains respectively. Pursuant to the option agreements entered into between the Company and the option grantees, 40% ("Option H1"), 40% ("Option H2") and 20% ("Option H3") of the 3,000,000 award options granted to agents shall vest in May 31, 2014, 2015 and 2016 of each year respectively; and 40% ("Option H4"), 40% ("Option H5") and 20% ("Option H6") of the 800,000 award options granted to captains shall vest in May 31, 2013, 2014 and 2015 of each year respectively. The number of options that the grantees are entitled to in each year of 2013 to 2016 will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued agent services with the Company. The expiration date of the 2012 Options H is March 12, 2022. The 2012Options H had an exercise price of US$0.30 (RMB1.90), which was later modified to US$0.001 (RMB0.006) (See "option modification" section of the note) and an intrinsic value of US$0.04 (RMB0.26) per ordinary share as of the date of grant.

The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions as of December 31, 2014, exclude Option H1, H4 and H5 which were vested on May 31, 2013 and May 31, 2014:

	Option H2	Option H3	Option H6
Stock price per ordinary shares	US$0.30	US$0.30	US$0.30
Weight average assumptions – expected dividend yield	0%	0%	0%
Risk-free interest rate	1.43%	1.60%	1.43%
Expected life (years)	4.81	5.31	4.81
Expected volatility	60.32%	64.83%	60.32%

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

For the years ended December 31, 2012, 2013 and 2014, share-based compensation expenses of RMB1,100, RMB1,288 and RMB1,289 were recognized in connection with the 2012 Options H, respectively. As of December 31, 2014, no shares of 2012 Options H had been exercised. During the years ended December 31, 2012, 2013 and 2014, nil, 143,664 and 898,740 shares of 2012 Options H, respectively, were forfeited due to termination of agency contracts. No share-based compensation expense related to the forfeited options was recognized.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

2009 Options

On March 9, 2009, the Company granted options ("2009 Options") to its employees to purchase 10,000,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a four-year period, with 30% ("Option D1"), 30%("Option D2"), 20% ("Option D3") and the remaining 20% ("Option D4") of the options vesting on March 31 of each of the years 2010 to 2013, respectively, subject to the continuous employment of the option grantees and their key performance indicators ("KPI") results for the years 2009. The expiration date of the 2009 Options is March 31, 2015, which was later modified to December 31, 2017 (See "option modification" section of the note). The 2009 Options have an exercise price of US$0.34 (RMB2.30) per ordinary share, equal to the price per ordinary share quoted on the Nasdaq Global Select Market at the date of passing the resolutions. There is no intrinsic value of the options as of the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option D1	Option D2	Option D3	Option D4
Weight average assumptions – expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.35%	3.51%	3.55%	3.61%
Expected life (years)	3.56	4.06	4.56	5.06
Expected volatility	33.0%	31.9%	32.2%	31.2%

As of December 31, 2014, 1,348,280 shares of 2009 Options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

For the years ended December 31, 2012, 2013 and 2014, share-based compensation expenses of RMB1,353, RMB238 and nil was recognized in connection with the 2009 Options respectively, excluding the incremental expenses related to the option modification in December 2013 (See "option modification" section of the note). During the years ended December 31, 2012, 2013 and 2014, 200,410, 231,600 and 110,900 shares of 2009 Options, respectively, were forfeited due to employee resignations. No share-based compensation expense related to the forfeited options was recognized.

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

As of December 31, 2014, 2,685,300 shares of 2008 Options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

For the years ended December 31, 2012, 2013 and 2014, share-based compensation expenses of RMB3,756, RMB946 and nil was recognized in connection with 2008 Options, excluding the incremental expenses related to the option modification in December 2013 (See "option modification" section of the note). During the years ended December 31, 2012, 2013 and 2014 respectively, 211,080, 269,800 and 171,700 shares of 2008 Options, respectively, were forfeited due to employee resignations. No share-based compensation expense related to the forfeited options was recognized.

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

The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility is estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term. As of December 31, 2014, 4,652,620 shares of 2007 Option A had been exercised.

Option modification

In December, 2013, the board of directors approved an option modification to extend the expiration dates of the outstanding 2008 Options and 2009 Options to December 31, 2017. Other terms of the options grants remain unchanged. The Company had taken a modification charge for the incremental compensation cost of  RMB6,700 to the consolidated statement of income  and comprehensive income (loss) for the year ended December 31, 2013, the period in which the modification occurred.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

In December, 2013, the chairman of InsCom approved an option modification to extend the expiration dates of all InsCom options for one year and revised the exercise price of the options to RMB0.025 per ordinary share, the fair value as of the modification date. The Company had taken a modification charge for the incremental compensation cost of RMB401 to the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2013, the period in which the modification occurred.

In November 2014, the board and compensation committee passed a resolution to modify the exercise price of the 2012 Options that the exercise price of the rest of the 2012 Options was reduced from $0.30 per ordinary share (for certain directors, officers, key employees and sales agents) and $0.31 per ordinary share (for two independent directors who are  residents of the United States) to $0.001 per ordinary share while the maximum aggregate award of 96,645,000 ordinary shares was reduced to 46,722,500 ordinary shares. The options are subject to the same service period. As of December 31, 2014, except for the options granted to one of the independent directors, outstanding options to purchase 91,327,722 ordinary shares were modified into 45,663,861 shares options. There was no incremental cost as a result of such option modification.

For each of the three years ended December 31, 2012, 2013 and 2014, changes in the status of outstanding options, excluding the InsCom options, were as follows:

	Number of options	Weighted average exercise price in RMB	Aggregate Intrinsic Value RMB
Outstanding as of January1, 2012	37,111,101	1.99	7,070
Granted on March 12, 2012	96,645,000	1.90
Exercised	(183,380)	1.95
Forfeited	(411,490)	2.09
Outstanding as of December 31, 2012	133,161,231	1.92	15,436
Forfeited	(1,431,734)	1.96
Outstanding as of December 31, 2013	131,729,497	1.92	15,436
Exercised	(1,704,380)	2.09
Forfeited	(2,113,656)	1.92
Modification of the 2012 Options	(45,663,861)	1.90
Outstanding as of December 31, 2014	82,247,600	1.90	10,177
Exercisable as of December 31, 2014	65,234,609	1.94	7,517

As of December 31, 2014, there were a total of 17,012,991 outstanding unvested options for the Group. As of December 31, 2014, there was RMB18,793 of total unrecognized compensation cost related to share options granted in 2012, which was expected to be recognized over a period of 1.5 years as of December 31, 2014.

No 2012 InsCom Options was exercised, or cancelled during the year ended December 31, 2013 and 2014. There was negligible unrecognized cost as of December 31, 2014. As of December 31, 2014, 4,476,505 shares of 2012 InsCom Options were forfeited because of resignation of the option holders. As of December 31, 2014, 56,531,831 shares of the 2012 InsCom Options are outstanding and exercisable, with weighted average remaining contractual life of 2 years and exercise price of RMB0.025 per ordinary share.

No 2013 InsCom Options was exercised or cancelled during the year ended December 31, 2014, and there was nil of unrecognized cost expected to be recognized over a period of one year as of December 31, 2014. As of December 31, 2014, 3,036,879 shares were forfeited. As of December 31, 2014, 17,621,433 shares of the 2013 InsCom Options are outstanding and exercisable, with weighted average remaining contractual life of 3.5 years and exercise price of RMB0.025 per ordinary share.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

No 2014 InsCom Options was exercised or cancelled during the year ended December 31, 2014, and there was nil of unrecognized cost expected to be recognized over a period of one year as of December 31, 2014. During the year of 2014, 120,000 shares were forfeited. As of December 31, 2014, 11,546,281 shares of the 2014 InsCom Options are outstanding, 4,259,000 options are exercisable, with weighted average remaining contractual life of 4.5 years and exercise price of RMB0.028 per ordinary share.

The following table summarizes information about the Company’s share option plans for the years ended December 31, 2012, 2013 and 2014, excluding the InsCom options, were:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Weighted-average grant-date fair value per share of options granted	1.48	—	—
Total intrinsic value of options exercised	74	—	837
Total fair value of share options vested	30,513	34,362	44,912

The following table summarizes information about the Company’s stock option plans as of December 31, 2014, excluding the InsCom options, were:

	Options outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise price in RMB	Options Exercisable
2012 Options G	45,876,692	7.3	0.006	29,663,817
2012 Options H	1,370,428	7.3	0.006	570,312
2009 Options	7,000,000	3.0	2.30	7,000,000
2008 Options	28,000,480	3.0	1.90	28,000,480
Total	82,247,600			65,234,609

There is no 2007 Options A outstanding as of December 31, 2014.

(20)        Restricted Net Assets

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. As of December 31, 2013 and 2014, the Company had restricted net assets of RMB1,907,730 and RMB2,055,417 (including RMB135,678 and RMB131,313 restricted net assets of the VIEs), respectively, which were not eligible to be distributed. These amounts were comprised of the registered capital of the Company’s PRC subsidiaries and the statutory reserves disclosed in note 14.

(21)        Segment Reporting

Before January 1, 2014, the Group operated three operating segments: (1) property and casualty insurance ("P&C"), (2) life insurance ("Life"), and (3) insurance claims adjusting services ("Claims Adjusting"). From January 1, 2014, the Group realigned its financial reporting structure into three principal business segments that more accurately reflect its organizational structure and changing business mix. Historical results reflecting the new business segments for the corresponding period of the previous year have been restated.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The new principal business segments are as follows: (1) insurance agency business segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, (2) insurance brokerage business segment, which mainly consists of providing P&C and life insurance brokerage services to institutional clients, and (3) claims adjusting segment, which consists of providing pre-underwriting survey, claim adjusting, disposal of residual value, loading and unloading supervision and consulting services. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group's chief operating decision maker in deciding how to allocate resources and in assessing performance.

The following table shows the Group’s operations by business segment for the years ended December 31, 2012, 2013 and 2014. Other includes revenue and expenses that are not allocated to reportable segments and corporate related items.

	Year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Net revenues
Agency	1,305,310	1,418,512	1,624,410	261,807
Brokerage	48,855	63,418	232,620	37,492
Claims Adjusting	217,497	261,206	292,981	47,220
Others	14,455	13,888	—	—
Total net revenues	1,586,117	1,757,024	2,150,011	346,519
Operating costs and expenses
Agency	(1,138,083)	(1,305,306)	(1,486,871)	(239,640)
Brokerage	(34,474)	(53,719)	(197,017)	(31,753)
Claims Adjusting	(186,695)	(234,129)	(275,539)	(44,409)
Other	(161,039)	(145,884)	(159,685)	(25,737)
Total operating costs and expenses	(1,520,291)	(1,739,038)	(2,119,112)	(341,539)
Income (loss) from operations
Agency	167,227	113,206	137,539	22,167
Brokerage	14,381	9,699	35,603	5,739
Claims Adjusting	30,802	27,077	17,442	2,811
Other	(146,584)	(131,996)	(159,685)	(25,737)
Total income from operations	65,826	17,986	30,899	4,980

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Segment assets
Agency	1,375,299	1,682,305	271,138
Brokerage	109,177	118,139	19,041
Claims Adjusting	103,126	116,877	18,837
Other	1,973,128	1,831,165	295,130
Total assets	3,560,730	3,748,486	604,146

Substantially all of the Group’s revenues for the three years ended December 31, 2012, 2013 and 2014 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.

(22)  Subsequent event

(a) In January 5, 2015, Kingsford Resources Limited ("Kingsford Resources") entered into a share purchase and sale agreement with CDH Inservice Limited ("CDH Inservice") in a privately negotiated transaction, pursuant to which Kingsford Resources, collectively held by Mr. Qiuping Lai, Mr. Chunlin Wang and Mr. Peng Ge, has agreed to purchase from CDH Inservice 7,731,149 ADSs, or its equivalent in ordinary shares of our company, at a price of US$7 per ADS, or US$0.35 per ordinary share, for total compensation of US$54.1 million. The 7,731,149 ADSs represent the entire interests in our company held by CDH Inservice as of January 5, 2015. 3,865,575 ADSs or its equivalent in ordinary shares were delivered by CDH Inservice to Kingsford Resources on January 15, 2015 and the remaining 3,865,574 ADSs or its equivalent in ordinary shares will be delivered on or prior to January 15, 2016.

 (b) In January, 2015, the Group acquired the remaining 49% equity share of  Henan Fanhua Anlian Insurance Agency Co., Ltd. ("Henan Anlian")for a cash consideration of RMB68,000, increasing our shareholdings in Henan Anlian from 51% to 100%.  The Group also acquired 36.5% equity share of Hebei Fanlian Insurance Agency Co., Ltd. ("Hebei Fanlian") for a total consideration including cash consideration of RMB40,000 and 12.5% equity interest in business of Hebei branch of Fanhua Lianxing Insurance Sales Co., Ltd., increasing our shareholdings in Hebei Fanlian from 51% to 87.5%.

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

Balance Sheets

(In thousands, except for shares)

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	11,471	9,707	1,564
Other receivables	40,106	296	48
Amounts due from subsidiaries	1,491,025	1,539,702	248,155
Total current assets	1,542,602	1,549,705	249,767
Non-current assets:
Investment in subsidiaries	1,561,555	1,700,295	274,038
Total assets	3,104,157	3,250,000	523,805

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables	45,102	2,723	439
Amounts due to subsidiaries	30,958	36,525	5,887
Total liabilities	76,060	39,248	6,326
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 998,861,526 and 1,150,565,906 as of December 31, 2013 and 2014, respectively))	7,624	8,563	1,380
Additional paid-in capital	2,329,962	2,601,401	419,270
Retained earnings	801,625	963,385	155,269
Accumulated other comprehensive loss	(111,114)	(105,106)	(16,940)
Subscription receivables	—	(257,491)	(41,500)
Total shareholders’ equity	3,028,097	3,210,752	517,479
Total liabilities and shareholders' equity	3,104,157	3,250,000	523,805

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY—(Continued)

Statements of Income and Comprehensive Income

(In thousands)

	Year Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
General and administrative expenses	(77,993)	(50,633)	(31,191)	(5,027)
Interest income	13,215	6,847	12,464	2,009
Equity in earnings of subsidiaries	195,288	139,429	180,487	29,089
Net income	130,510	95,643	161,760	26,071
Other comprehensive (loss) income, net of tax: Foreign currency translation adjustments	(2,481)	(6,982)	6,008	968
Comprehensive income attributable to the CNinsure Inc’s shareholders	128,029	88,661	167,768	27,039

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY —(Continued)

Statements of Shareholders’ Equity

 (In thousands, except for shares)

	Share Capital				Accumulated Other
	Number of Share	Amounts	Additional Paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Subscription Receivables	Total
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012	1,002,541,446	7,646	2,272,580	575,472	(101,651)	—	2,754,047
Net income	—	—	—	130,510	—	—	130,510
Foreign currency translation	—	—	—	—	(2,481)	—	(2,481)
Exercise of share options	183,380	1	347	—	—	—	348
Repurchase of ordinary shares	(3,863,300)	(23)	(9,221)	—	—	—	(9,244)
Share-based compensation	—	—	66,878	—	—	—	66,878
Other	—	—	(45,678)	—	—	—	(45,678)
Balance as of December 31, 2012	998,861,526	7,624	2,284,906	705,982	(104,132)	—	2,894,380
Net income	—	—	—	95,643	—	—	95,643
Foreign currency translation	—	—	—	—	(6,982)	—	(6,982)
Share-based compensation	—	—	44,904	—	—	—	44,904
Other	—	—	152	—	—	—	152
Balance as of December 31, 2013	998,861,526	7,624	2,329,962	801,625	(111,114)	—	3,028,097
Net income	—	—	—	161,760	—	—	161,760
Issue new shares to employee	150,000,000	928	256,563	—	—	(257,491)	—
Foreign currency translation	—	—	—	—	6,008	—	6,008
Exercise of share options	1,704,380	11	3,172	—	—	—	3,183
Share-based compensation	—	—	23,598	—	—	—	23,598
Other	—	—	(11,894)	—	—	—	(11,894)
Balance as of December 31, 2014	1,150,565,906	8,563	2,601,401	963,385	(105,106)	(257,491)	3,210,752
Balance as of December 31, 2014 in US$		1,380	419,270	155,269	(16,940)	(41,500)	517,479

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY —(Continued)

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	130,510	95,643	161,760	26,071
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries	(195,288)	(139,016)	(180,487)	(29,089)
Compensation expenses associated with stock options	66,878	44,904	23,598	3,803
Changes in operating assets and liabilities:
Other receivables	189,004	1,212	39,810	6,416
Other payables	(189)	(582)	(42,379)	(6,830)
Net cash generated from operating activities	190,915	2,161	2,302	371
Cash flows from investing activities
(Increase) decrease in investment in subsidiaries	(12,899)	(34,102)	29,853	4,811
Advances (to) from subsidiaries	(176,826)	37,337	(43,110)	(6,948)
Disposal of subsidiaries	—	(1,532)	—	—
Net cash (used in) generated from investing activities	(189,725)	1,703	(13,257)	(2,137)
Cash flows from financing activities:
Proceeds on exercise of stock options	348	—	3,183	513
Repurchase ordinary shares	(9,244)	—	—	—
Net cash (used in) generated from financing activities	(8,896)	—	3,183	513
Net increase (decrease) in cash and cash equivalents	(7,706)	3,864	(7,772)	(1,253)
Cash and cash equivalents at beginning of year	24,776	14,589	11,471	1,849
Effect of exchange rate changes on cash and cash equivalents	(2,481)	(6,982)	6,008	968
Cash and cash equivalents at end of year	14,589	11,471	9,707	1,564

CNINSURE INC.

Note to Schedule 1
(In thousands, except for shares)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2014, RMB2,055,417 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company have been presented for the years ended December 31, 2013 and 2014.