Form 20-F
period 2015-12-31
CNINSURE INC.
filed 2016-04-21
CIK 1413855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________________________________

FORM 20-F

_______________________________________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . .

Commission file number: 001-33768

CNINSURE INC.

_______________________________________________

(Exact name of Registrant as specified in its charter)

N/A

_______________________________________________

(Translation of Registrant’s name into English)

Cayman Islands

_______________________________________________

(Jurisdiction of incorporation or organization)

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

_______________________________________________

(Address of principal executive offices)

Peng Ge, Chief Financial Officer

Tel: +86 20 83883033

E-mail: gepeng@cninsure.net

Fax: +86 20 83883181

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

_______________________________________________

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

______________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

______________________

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,155,059,526 ordinary shares, par value US$0.001 per share as of December 31, 2015

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

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

Yes ☐  No ☐

INTRODUCTION

In this annual report, unless the context otherwise requires:

•	“we,” “us,” “our company,” “our” or “CNinsure” refer to CNinsure Inc., its subsidiaries and our consolidated affiliated entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Taiwan, Hong Kong and Macau;

•	“provinces” of China refers to the 22 provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing) and the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi);

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents 20 ordinary shares;

•	“consolidated affiliated entities” refers to Shenzhen Xinbao Investment Management Co., Ltd., or Xinbao Investment and its subsidiaries and prior to January 2016 also referred to Shenzhen Dianliang Information Technology Co., Ltd., or Dianliang Information;

•	all references to “RMB” or “Renminbi” are to the legal currency of China, all references to “US$” and “U.S. dollars” are to the legal currency of the United States and all references to “HK$” and “HK dollars” are to the legal currency of the Hong Kong Special Administrative Region; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected consolidated statements of income (loss) data for the years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheets data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of income (loss) data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheets data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements, which are not included in this annual report.

On March 25, 2011, we disposed of our 55% equity interest in Datong International Holding Limited and its subsidiaries, or Datong, which were primarily engaged in the distribution of life insurance products. Following the sale of Datong, we present our financial results for the years ended December 2011 on both a continuing and discontinued basis. Profits and losses related to Datong were presented as discontinued operations while profits and losses for the remaining business were presented as continuing operations. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5.Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

In the first quarter of 2014, we realigned our financial reporting structure into three business segments that more accurately reflect our organizational structure and changing business mix. Under the realigned business structure, our business is divided into three reporting operating segments: (1) insurance agency, (2) insurance brokerage, and (3) claims adjusting. See “Item 4. Information on the Company — B. Business Overview — Segment Information.” Historical results reflecting the new business segments for 2011, 2012 and 2013 were also restated.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except shares, per share and per ADS data)
Consolidated Statement of Income (Loss) Data
Net revenues:
Agency	1,279,762	1,305,310	1,418,512	1,624,410	2,155,264	332,716
Brokerage	29,234	48,855	63,418	232,620	369,198	56,994
Claims adjusting	202,003	217,497	261,206	292,981	303,846	46,906
Other services	5,676	14,455	13,888	—	—	—
Total net revenues	1,516,675	1,586,117	1,757,024	2,150,011	2,828,308	436,616
Operating costs and expenses:
Agency	(685,889)	(936,246)	(1,094,843)	(1,261,888)	(1,675,261)	(258,616)
Brokerage	(10,477)	(29,716)	(47,351)	(185,593)	(293,875)	(45,366)
Claims adjusting	(100,477)	(113,697)	(142,245)	(167,676)	(181,370)	(27,999)
Other services	—	(6,150)	(8,933)	—	—	—
Total operating costs	(796,843)	(1,085,809)	(1,293,372)	(1,615,157)	(2,150,506)	(331,981)
Selling expenses	(77,802)	(78,449)	(96,461)	(107,263)	(143,279)	(22,118)
General and administrative expenses(1)	(333,281)	(356,033)	(349,205)	(396,692)	(456,001)	(70,394)
Impairment loss on goodwill and intangible assets	(1,057,522)	—	—	—	—	—
Total operating costs and expenses	(2,265,448)	(1,520,291)	(1,739,038)	(2,119,112)	(2,749,786)	(424,493)
Income (loss) from operations	(748,773)	65,826	17,986	30,899	78,522	12,123
Other income , net:
Investment income	—	—	8,886	44,240	65,624	10,131
Interest income	52,031	90,323	84,250	82,251	57,234	8,835
Finance cost	—	(2,439)	—	—	—	—
Others, net	22,436	6,742	(4,601)	2,330	13,042	2,013
Income (loss) from continuing operations before income taxes and income of affiliates and discontinued operations	(674,306)	160,452	106,521	159,720	214,422	33,102
Income tax expense	(84,030)	(50,373)	(27,158)	(24,289)	(25,865)	(3,993)
Share of income of affiliates	14,246	14,658	20,621	30,649	26,924	4,156
Net income (loss) from continuing operations	(744,090)	124,737	99,984	166,080	215,481	33,265
Net income from discontinued operations, net of tax	127,553	—	—	—	—	—
Net income (loss)	(616,537)	124,737	99,984	166,080	215,481	33,265
Less: Net (loss) income attributable to the noncontrolling interests	(317,163)	(5,773)	4,341	4,320	5,395	833
Net income (loss) attributable to the Company’s shareholders	(299,374)	130,510	95,643	161,760	210,086	32,432
Net income (loss) per share:
Basic:
Net income (loss) from continuing operations	(0.43)	0.13	0.10	0.16	0.18	0.03
Net income from discontinued operations	0.13	—	—	—	—	—
Net income (loss)	(0.30)	0.13	0.10	0.16	0.18	0.03
Diluted:
Net income (loss) from continuing operations	(0.43)	0.13	0.10	0.16	0.17	0.03
Net income from discontinued operations	0.13	—	—	—	—	—
Net income (loss)	(0.30)	0.13	0.10	0.16	0.17	0.03

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except shares, per share and per ADS data)
Net income (loss) per ADS:
Basic:
Net income (loss) from continuing operations	(8.51)	2.60	1.92	3.22	3.65	0.56
Net income from discontinued operations	2.54	—	—	—	—	—
Net income (loss)	(5.97)	2.60	1.92	3.22	3.65	0.56
Diluted:
Net income (loss) from continuing operations	(8.51)	2.60	1.91	3.19	3.49	0.54
Net income from discontinued operations	2.54	—	—	—	—	—
Net income (loss)	(5.97)	2.60	1.91	3.19	3.49	0.54
Shares used in calculating net income (loss) per share:
Basic	1,002,810,673	1,002,308,275	998,861,526	1,005,842,212	1,151,705,374	1,151,705,374
Diluted	1,002,810,673	1,005,301,969	1,000,570,018	1,012,591,387	1,203,323,521	1,203,323,521
Dividends declared per share(2)	—	—	—	—	—	—

_____________________

(1)	Including share-based compensation expenses of RMB57.0 million, RMB66.9 million, RMB45.3 million, RMB23.6 million and RMB17.7 million (US$2.7 million) for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, respectively.

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,222,160	2,525,618	2,288,623	2,103,068	1,115,266	172,167
Total current assets	2,898,414	2,993,900	3,177,801	3,301,726	3,513,061	542,324
Total assets	3,280,996	3,400,789	3,560,730	3,748,486	4,014,428	619,721
Total current liabilities	328,309	318,539	339,425	335,440	488,448	75,403
Total liabilities	402,001	392,882	413,968	414,226	580,859	89,669
Noncontrolling interests	124,948	113,527	118,665	123,508	116,139	17,929
Total equity	2,878,995	3,007,907	3,146,762	3,334,260	3,433,569	530,052
Total liabilities and shareholders’ equity	3,280,996	3,400,789	3,560,730	3,748,486	4,014,428	619,721

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect as of December 31, 2015 in The City of New York for cable transfers of RMB, as set forth in H.10 weekly statistical release of the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 15, 2016, the noon buying rate was RMB6.4730 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	Noon Buying Rate
	(RMB per US$1.00)
Period	Period End	Average(1)	Low	High

2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 15)	6.4730	6.4713	6.4810	6.4580

Source: H.10 weekly statistical release of the Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Our Industry

If our investments in our mobile and online platforms are not successful, our business and results of operations may be adversely affected.

We have devoted significant efforts to developing and managing our mobile and online platforms. On January 1, 2012, we launched Baowang (www.baoxian.com), an online insurance platform which allows customers to search for and purchase a wide range of insurance products, including travel insurance, accident insurance and homeowner insurance from various insurance carriers. In October 2012, we launched CNpad, the mobile workstation of our proprietary sales support system, which enables sales agents to help their clients compare price, policy benefits and services from different insurance carriers’ policies, and to apply for and complete the purchase of the policy that best suits their clients’ needs anywhere and anytime. In August 2014, we unveiled eHuzhu (www.ehuzhu.com), an online non-profit mutual aid platform that provides low-cost risk-protection programs on a mutual aid basis among program members. In August 2014, we also rolled out Chetong.net (www.chetong.net), an online-to-offline public service platform for the insurance industry that integrates claims adjustment and auto service resources from around the country to provide claims services such as damage assessment and loss estimations. In 2015, we sold approximately 80% of the equity interests in the operating entity of Chetong.net to its management and employees. In the next few years, we intend to continue to devote significant resources to improving the technology and content of our existing online and mobile initiatives and launching marketing campaigns to increase consumer awareness of these online and mobile solutions or platforms. However, our efforts to develop our mobile and online platforms may not be successful or yield the benefits that we anticipate due to our limited experience in the online and mobile insurance distribution business. In addition, our expansion may depend on a number of factors, many of which are beyond our control, including but not limited to:

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

On July 27, 2015, the China Insurance Regulatory Commission, or CIRC, promulgated the Interim Measures for the Supervision of Internet Insurance Business, or Interim Measures, which immediately became effective and sets forth the qualifications and procedures for insurance intermediaries to operate internet insurance businesses in China. Since online insurance distribution has emerged only recently in China and is evolving rapidly, the CIRC may implement new laws and regulations to govern this sector from time to time. As advised by our PRC counsel, we have obtained the necessary approvals and licenses and our operations meet the qualification requirements of the Interim Measures. However, we cannot assure you that our operations will always be consistent with the changes and further development of regulations applicable to us or we will be able to obtain necessary approvals and licenses as required on a timely basis.

Any failure to successfully identify the risks as part of our expansion into the online and mobile insurance distribution business may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.

In addition, our efforts to enhance our technological capabilities and establish a leading position in the online and mobile insurance distribution and online claims settlement markets require us to incur significant research and development and marketing expenses which may adversely impact our profitability in the near term.

If we fail to attract and retain productive agents, especially entrepreneurial agents, and qualified claims adjustors, our business and operating results could be materially and adversely affected.

A substantial portion of our sales of property and casualty insurance products and all of our sales of life insurance products are conducted through our individual sales agents, who are not our employees. Some of these sales agents are significantly more productive than others in generating sales. In recent years, some entrepreneurial management staff or senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We refer to these individuals as entrepreneurial agents. An entrepreneurial agent is usually able to assemble and lead a team of sales agents. We have been actively recruiting and will continue to recruit entrepreneurial agents to join our distribution and service network as our sales agents. Entrepreneurial agents have been instrumental to the development of our life insurance business. In addition, we rely entirely on our in-house claims adjustors to provide claims adjusting services. Because claims adjustment requires technical skills, the technical competence of claims adjustors is essential to establishing and maintaining our brand image and relationships with our customers. If we are unable to attract and retain the core group of highly productive sales agents, particularly entrepreneurial agents, and qualified claims adjustors, our business could be materially and adversely affected. Competition for sales personnel and claims adjustors from insurance companies and other insurance intermediaries may also force us to increase the compensation of our sales agents, in-house sales representatives and claims adjustors, which would increase operating costs and reduce our profitability.

Because our industry is highly regulated, any material changes in the regulatory environment could change the competitive landscape of our industry or require us to change the way we do business. The administration, interpretation and enforcement of the laws and regulations currently applicable to us could change rapidly. If we fail to comply with applicable laws and regulations, we may be subject to civil and criminal penalties or lose the ability to conduct business with our clients, which could materially and adversely affect our business and results of operations.

We operate in a highly regulated industry. The laws and regulations applicable to us are evolving and may change rapidly. We could be required to spend significant time and resources in complying with any material changes in the regulatory environment, which could change the competitive environment of our industry significantly and cause us to lose some or all of our competitive advantages. The attention of our management team could be diverted to these efforts to comply or cope with an evolving regulatory or competitive environment. For example, the PRC Insurance Law and related regulations were amended in 2002, 2009, 2014 and 2015. The 2015 amendments involved a number of significant changes to the regulatory regime, including eliminating the requirement for any insurance agent, broker or claims adjusting practitioners to obtain a qualification certificate issued by the CIRC. The elimination of the certificate requirement may result in an increase in competition for our business and in misconduct by sales or service persons, in particularly sales misrepresentation. In addition, the general increase in misconduct in the industry could potentially harm the reputation of the industry and have an adverse impact on our business.

The CIRC has extensive authority to supervise and regulate the insurance industry in China. In exercising its authority, the CIRC is given wide discretion, and the administration, interpretation and enforcement of the laws and regulations applicable to us involve uncertainties that could materially and adversely affect our business and results of operations. The People’s Bank of China and other government agencies may promulgate new rules governing online financial services. In July 2015, ten government agencies including the People’s Bank of China, the Ministry of Finance and CIRC promulgated a guidance letter on how to promote the healthy growth of internet finance services, which set forth the principles of supervising based on the rule of law, appropriate level of regulation, proper categorization, cooperation among different government agencies and promoting innovation. Not only may the laws and regulations applicable to us change rapidly, but it is sometimes unclear how they apply to our business. For example, the laws and regulations applicable to our online and mobile platforms may be unclear. Errors created by our products or services may be determined or alleged to be in violation of the applicable laws and regulations. Any failure of our products or services to comply with these laws and regulations could result in substantial civil or criminal liability; could adversely affect demand for our services; could invalidate all or portions of some of our customer contracts; could require us to change or terminate some portions of our business; could require us to refund portions of our services fees; could cause us to be disqualified from serving customers; and could have a material and adverse effect on our business.

Although we have not had any material violations to date, we cannot assure you that our operations will always comply with the interpretation and enforcement of the laws and regulations implemented by the CIRC. Any determination by a provincial or national government agency that our activities or those of our vendors or customers violate any of these laws could subject us to civil or criminal penalties, could require us to change or terminate some portions of our operations or business, or could disqualify us from providing services to insurance companies or other customers; and, thus could have an adverse effect on our business.

Our business could be negatively impacted if we are unable to adapt our services to regulatory changes in China.

China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry. For example, both the Provisions on the Supervision of Professional Insurance Agencies and the Provisions on the Supervision of Insurance Brokerages were amended in December 2015. Pursuant to these amendments, an insurance agency or brokerage firm is allowed to apply for a business permit from the CIRC and a business license from the local administration of industry and commerce, or AIC, simultaneously while previously an insurance agency or brokerage firm had to obtain a business permit issued by the CIRC before it could apply for a business license from and register with the relevant local AIC. Prior approval by the CIRC is no longer required for an insurance agency or brokerage firm to establish or divest a branch office or subsidiary. In addition, pursuant to the amendment to the Provisions on the Supervision of Insurance Claims Adjusting Firms, insurance claim adjusting firms are no longer required to have a minimum registered capital of RMB2 million. See “Item 4. Information on the Company — B. Business Overview — Regulation.” These changes may accelerate the growth of professional insurance intermediaries in China and intensify competition among insurance agencies, insurance brokerage firms and claims adjusting firms. Our business operations and growth outlook could be materially and adversely affected if we cannot adapt our business to the regulatory and industry changes.

In July 2014, the CIRC promulgated the Consultation Paper of the Rules on Deepening the Pricing Reform of Commercial Auto Insurance Policies, allowing insurers to set their own premium rates for auto insurance policies based on a new pricing model. Under the new pricing model, the premium of an auto insurance policy will be determined based on pure risk premium, loadings and premium adjustment factors, and the pricing in both direct sales and through intermediary channels will be based on the same pricing model. In January 2015, the CIRC promulgated the Guidelines on Deepening the Pricing Reform of Commercial Auto Insurance Policies, granting insurers more flexibility in auto insurance premiums based on their own operational conditions. The pilot program of deregulation reform of regulatory regime on auto insurance pricing was implemented in six provinces in China in June 2015 and was expanded to an additional 12 provinces in January 2016. The implementation of the pilot program may lead to a decline in premium rate and commission rate that we receive from insurance companies, which would adversely impact our business.

Our business and prospects could be materially and adversely affected if we are not able to manage our growth successfully.

We commenced our insurance intermediary business in 1999 and have expanded our operations substantially in recent years. Our distribution and service networks expanded from one company in one province to 34 insurance agencies, two insurance brokerages and three claims adjusting firms in 29 provinces as of March 31, 2016. Meanwhile, we have broadened our service offerings from the distribution of only automobile insurance products to cover a wide variety of property and casualty insurance and life insurance products and insurance claims adjusting services. Since 2011, we have devoted significant efforts to developing our mobile and online platforms and expect they will be a critical driver to our future business growth. We conduct our claims adjustment operations in China through our subsidiary CNinsure Insurance Surveyors & Loss Adjustors Co., Ltd., or CISLA. As part of our growth strategy, CISLA filed an application in November 2015 with the National Equities Exchange and Quotations, or NEEQ, to list on the New Third Board, an emerging over-the-counter stock market for medium- and small-cap companies in China. We expect the listing of CISLA to enhance its brand recognition, help attract top talent and allow it to raise capital more efficiently to fund its expansion, all of which are essential to the growth of our claims adjustment business. We anticipate continued growth in the future through multiple means. Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. To manage and support our continued growth, we must continue to improve our operational, administrative, financial and technological systems, procedures and controls, and expand, train and manage our growing employee and agent base. Furthermore, our management will be required to maintain and expand our relationships with insurance companies, other insurance intermediaries, regulators and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. We also cannot assure you that new product and platform offerings will be accepted by consumers or other industry participants or that we will be able to successfully integrate new products into our greater insurance service platform. Any failure to effectively and efficiently manage our expansion could materially and adversely affect our ability to capitalize on new business opportunities, which in turn could have a material adverse effect on our results of operations.

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

Our proposed listing of the shares of CISLA on a stock exchange in China may not be successfully, and the listing may not provide its anticipated benefits and could negatively impact holders of our ADSs.

In November 2015, CISLA filed an application with the NEEQ to list on the New Third Board in China. In January 2016, the NEEQ reportedly informed brokerage firms that the listings of all non-mainstream financial services companies will be temporarily suspended. It is unclear whether or not CISLA will be treated as a non-mainstream financial services company and how the decision may affect the listing of CISLA. But it may prolong the review process by the NEEQ and increase uncertainty as to when and whether the listing application will be approved. The proposed listing may not be successful and we may incur substantial costs in connection with the proposed listing.

We conduct our claims adjustment operations in China through CISLA, which in 2015 accounted for 10.7% of our total net revenues. We are currently the largest shareholder of CISLA and own 44.7% of the equity interests in CISLA. We expect to continue to exercise substantial control over CISLA and to consolidate CISLA's results into our financial statements, even after the proposed listing. However, we cannot assure you that we will be able to continue to consolidate the financial statements of CISLA in the future. Accounting standards relating to consolidation, and their interpretation, have changed and may continue to change. If we are not able to continue to consolidate CISLA according to applicable accounting standards in the future, we may not be able to receive the benefits from the listing.

Even if CISLA remains our consolidated subsidiary, the ownership interest of our ADS holders in the earnings of CISLA’s operations could be diluted, depending on the amount of capital raised and the manner in which that cash is raised, being debt or equity. Volatility in the trading price of our ADSs may increase due to volatility in CISLA’s trading price on the NEEQ. Further, capital raised by issuing shares of CISLA may not be sufficient to fund CISLA’s capital needs. CISLA’s operations as a company traded on NEEQ may require other resources.

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

We primarily act as agents for insurance companies in distributing their products to retail customers. We also provide claims adjusting services principally to insurance companies. Our relationships with the insurance companies are governed by agreements between us and the insurance companies. We have entered into strategic partnership agreements with most of our major insurance company partners for the distribution of life, property and casualty insurance products and the provision of claims adjusting services at the corporate headquarters level. While this approach allows us to obtain more favorable terms from insurance companies by combining the sales volumes and service fees of our affiliated insurance agencies, brokerages and claims adjusting firms, it also means that the termination of a major contract could have a material adverse effect on our business. Under the framework of the headquarter-to-headquarter agreements, our affiliated insurance agencies, brokerages and claims adjusting firms generally also enter into contracts at a local level with the respective provincial, city and district branches of the insurance companies. Generally, each branch of these insurance companies has independent authority to enter into contracts with our affiliated insurance agencies, brokerages and claims adjusting firms, and the termination of a contract with one branch has no significant effect on our contracts with the other branches. See “Item 4. Information on the Company — B. Business Overview — Insurance Company Partners.” These contracts establish, among other things, the scope of our authority, the pricing of the insurance products we distribute and our fee rates. These contracts typically have a term of one year and some of them can be terminated by the insurance companies with little advance notice. Moreover, before or upon expiration of a contract, the insurance company that is a party to that contract may agree to renew it only with changes in its material terms, including the amount of commissions and fees we receive, which could reduce our revenues from that contract.

For the year ended December 31, 2015, our top five insurance company partners were PICC Property and Casualty Company Limited, or PICC P&C, China Pacific Property Insurance Co., Ltd., or CPIC, Ping An Property & Casualty Insurance Company of China, Ltd., or Ping An, Taiping General Insurance Co., Ltd., or Taiping and China Life Property & Casualty Insurance Company Limited, or China Life P&C. Among these top five partners, each of PICC P&C, CPIC and Ping An accounted for more than 10% of our total net revenues in 2015, with PICC P&C accounting for 23.9%, CPIC for 11.2% and Ping An for 10.0%. The termination of our contracts with insurance companies that in aggregate account for a significant portion of our business, or changes to material terms of these contracts, could adversely affect our business and operating results.

Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.

We currently operate through our majority-owned and affiliated insurance agencies, brokerages and claims adjusting firms located in 29 provinces in China. These companies report their results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of negative business developments such as losses of relationships with insurance companies, regulatory inquiries or any other negative events, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

Our dependence on the founders and key managers of firms that we acquire may limit our ability to effectively manage our business.

In the acquisitions we have completed to date, some of the founders and key managers of the acquired firms continue to manage the acquired businesses. They are responsible for ordinary course operational decisions, including personnel and office location, subject to our oversight. They also maintain the primary relationship with customers and the local branches of insurance companies. Although we maintain internal controls to oversee our nationwide operations, this operating structure exposes us to the risk of losses resulting from day-to-day decisions of the managers of the acquired firms or from their departure. Unsatisfactory performance by or loss of services of these founders and managers could hinder our ability to grow and could have a material adverse effect on our business.

Our future success depends on the continuing efforts of our senior management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team and other key personnel, in particular, Mr. Chunlin Wang, or Mr. Wang, our chief executive officer, and Mr. Peng Ge, or, Mr. Ge, our chief financial officer. If one or more of our senior executives or other key personnel, are unable or unwilling to continue in their present positions, we may not be able to replace them easily, or at all. As such, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel in our industry is intense because of a number of factors including the limited pool of qualified candidates. We may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. As is customary in the PRC, we do not have insurance coverage for the loss of our senior management team or other key personnel.

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

On April 24, 2015, the PRC Insurance Law was amended and consequently on December 3, 2015, the CIRC amended the Provisions on the Supervision of Professional Insurance Agencies, the Provisions on the Supervision of Insurance Brokerages and the Provisions on the Supervision of Insurance Claims Adjusting Firms. These amendments have made a number of significant changes to the regulatory regime, including eliminating the requirement for an insurance agent, broker or claims adjusting practitioner to obtain a qualification certificate issued by the CIRC. The elimination of the certificate requirement may result in an increase in misconduct by sales or service persons, in particularly sales misrepresentation. We have internal policies and procedures to deter salesperson or employee misconduct. However, the measures and precautions we take to prevent and detect these activities may not be effective in all cases. We cannot assure you, therefore, that salesperson or employee misconduct will not lead to a material adverse effect on our business, results of operations or financial condition. In addition, the general increase in misconduct in the industry could potentially harm the reputation of the industry and have an adverse impact on our business.

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

We are subject to reporting obligations under U.S. securities laws. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, or the SEC, every public company is required to include a management report on the company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. These requirements first applied to our annual report on Form 20-F for the fiscal year ended December 31, 2008.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. See “Item 15. Controls and Procedures.” However, there is no assurance that we will be able to maintain effective internal controls over financial reporting in the future. If we fail to do so, we may not be able to produce reliable financial reports and prevent fraud. Moreover, if we are not able to conclude that we have effective internal controls over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

In order to better serve our customers’ needs for diversified and comprehensive financial services, we have expanded into complementary business areas, such as consumer finance and wealth management, to leverage our existing sales network, customer resources and operating platform. For example, in October 2009, we acquired 20.6% equity interest in Sincere Fame International Limited, or Sincere Fame, which owns 100% of the equity interests in China Financial Services Group Limited, or CFSG, a consumer financial services provider. In November 2010, we formed a joint venture, named CNinsure Puyi Investment Management Co., Ltd., or Puyi Investment, (which we later renamed as CNinsure Puyi Fund Sales Co. Ltd., or Puyi Fund Sales, after obtaining the license to distribute mutual funds in March 2013) in which we beneficially own 19.5% of the equity interests. See “Item 4. Information on the Company — C.Organizational Structure — Principle Changes in Corporate Structure” for information on the restructuring of Puyi Fund Sales. Puyi Fund Sales is a financing platform for mutual funds and trust companies. However, in 2014 we discontinued offering wealth management products to our customers on a referral basis because of tightened regulation on the distribution of wealth management products by insurance intermediaries. If we decide to again attempt offering wealth management products, our efforts to do so may not be successful and may subject us to risks associated with operating in the consumer financial services sectors in China, including but not limited to, changes in monetary or industry policies and other economic measures that may affect our cooperation with financial institutions and their product supply, as well as competition from other consumer credit brokerage companies and other financial services companies that offer wealth management products. Any failure to successfully identify, execute and integrate acquisitions, investments, joint ventures and alliances as part of any attempted expansion into the consumer financial services sector may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.

If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.

When we acquire a business, a substantial portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the fair value of purchase price and any controlling interest over the net identifiable tangible assets acquired. As of December 31, 2015, goodwill represented RMB133.5 million (US$20.6 million), or 3.9% of our total shareholders’ equity, and other net intangible assets represented RMB19.7 million (US$3.0 million), or 0.6% of our total shareholders’ equity. Our management performs impairment assessment annually, and in 2011 we recognized an impairment loss of RMB1.1 billion, though we did not recognize any impairment loss in 2012, 2013, 2014 or 2015. Under current accounting standards, if we determine that goodwill or intangible assets are impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. As we implement our growth strategy through acquisitions, goodwill and intangible assets may comprise an increasingly larger percentage of our shareholders’ equity. As such, any write-down related to such goodwill and intangible assets may adversely and materially affect our shareholders’ equity and financial results.

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

Our business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome, or SARS, another health epidemic, severe weather conditions or other catastrophes. In April 2009, influenza A (H1N1), a new strain of flu virus commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In January and February 2008, a series of severe winter storms afflicted extensive damages and significantly disrupted people’s lives in large portions of southern and central China. In May 2008, an earthquake measuring 8.0 on the Richter scale hit Sichuan Province in southwestern China, causing huge casualties and property damages. In February 2013, H7N9 Avian influenza was first discovered in Shanghai, China and quickly widened its geographical spread in China. Because our business operations rely heavily on the efforts of individual sales agents, in-house sales representatives and claims adjustors, any prolonged recurrence of avian flu or SARS, or the occurrence of other adverse public health developments such as influenza A (H1N1) and Zika Virus, severe weather conditions such as the massive snow storms in January and February 2008 and other catastrophes such as the Sichuan earthquake may significantly disrupt our staffing and otherwise reduce the activity level of our work force, thus causing a material and adverse effect on our business operations.

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

However, there remains uncertainty regarding the interpretation and implementation of the relevant regulations and the timing of the restructuring process. In addition, restrictions by PRC laws and regulations on foreign investments in and ownership of internet businesses still exists. Therefore, we conduct a small part of our operations in China through contractual arrangements among our PRC subsidiaries and consolidated affiliated entities (namely Xinbao Investment and its subsidiaries). The subsidiaries of our consolidated affiliated entities hold the licenses and permits necessary to conduct our online operations in China. Our contractual arrangements with our consolidated affiliated entities and their shareholders enable us to:

•	exercise effective control over our consolidated affiliated entities;

•	have an exclusive option to purchase part of the equity interests in Xinbao Investment when and to the extent permitted by PRC law; and/or

•	receive a substantial portion of the economic benefits from our consolidated affiliated entities in consideration for the services provided by our subsidiaries in China.

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

We rely on contractual arrangements with our consolidated affiliated entities and their shareholders to conduct a small part of our China operations, which may not be as effective in providing operational control as direct ownership.

Although we have obtained direct equity ownership in our insurance intermediary operating companies, we have relied and expect to continue to rely on contractual arrangements with our PRC consolidated affiliated entities and individual shareholders to operate a small part of our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company — C.Organizational Structure.” These contractual arrangements may not be as effective in providing us with control over our consolidated affiliated entities as direct ownership.

If we had direct controlling ownership of our consolidated affiliated entities, we would be able to exercise our rights as a controlling shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if our consolidated affiliated entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of our consolidated affiliated entities were to refuse to transfer their equity interest in such entities to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations.

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

The individual shareholders of Xinbao Investment, our consolidated affiliated entity, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

As of March 31, 2016, Mr. Wang and Mr. Yuan Tian, or Mr. Tian, together held 100% of the equity interests in Xinbao Investment. Conflicts of interest may arise between the dual roles of Mr. Wang and Mr. Tian as a shareholder of our consolidated affiliated entities and as an executive officer or employee of our company. We do not have existing arrangements to address these potential conflicts of interest and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor.

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

Any loans we make to any of our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), namely, CNinsure Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (also known as Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd.), or Zhonglian Enterprise, CNinsure Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (also known as Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd.), or Xinlian Information, and Bao Si Kang Information Technology (Shenzhen) Co., Ltd., or Bao Si Kang Information, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK$300 million (US$38.7 million) in foreign debts as of March 31, 2016. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

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

However, on March 30, 2015, SAFE promulgated Circular 19, a notice on reforming the administrative approach regarding the settlement of the foreign exchange capitals of foreign-invested enterprises, which became effective on June 1, 2015. The new notice states that foreign-invested enterprises shall be allowed to settle their foreign exchange capitals on a discretionary basis. The discretionary settlement by a foreign-invested enterprise of its foreign exchange capital shall mean that the foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis. The SAFE may adjust the foregoing percentage as appropriate according to balance of payments situations. As a result, Circular 19 will relax the limitation of our ability to provide additional funding to our PRC subsidiaries and consolidated affiliated entities through our directly-held PRC subsidiaries in the PRC.

Risks Related to Doing Business in China

Adverse economic, political and legal developments in China could have a material adverse effect on our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years or so, growth has been uneven across different regions and among various economic sectors of China. Economic growth in China has been slowing in the past few years and dropped to 6.9% for 2015, one of the slowest in the past 25 years, according to data released by the PRC government in January 2016. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. However, these measures may not be successful in transforming the Chinese economy or spurring growth. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

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

We are a holding company, and we rely principally on dividends from our subsidiaries in China and service, license and other fees paid to our subsidiaries by our consolidated affiliated entities for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. In addition, each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of its board. These reserves are not distributable as cash dividends. As of December 31, 2015, the total retained earnings of our PRC subsidiaries available for dividend distributions were RMB2.0 billion (US$301.7 million). Furthermore, if our subsidiaries and consolidated affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and consolidated affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. In April 2012, the trading band was widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. It is difficult to predict how market forces or PRC or United States government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We rely on dividends and other fees paid to us by our subsidiaries and consolidated affiliated entities in China. Any significant appreciation or depreciation of the RMB against the U.S. dollar may affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our reported earnings, and may adversely affect the price of our ADSs.

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

The M&A Rule could also make it more difficult for us to pursue growth through acquisitions.

The M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. To date, we have conducted our acquisitions in China exclusively through our PRC consolidated affiliated entities. In the future, we may grow our business in part by directly acquiring complementary businesses rather than through our PRC consolidated affiliated entities. Complying with the requirements of the new regulations to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may prevent us from completing such transactions on a timely basis, or at all, which could affect our ability to expand our business or maintain our market share.

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

As of March 31, 2016, our executive officers, directors and principal shareholders beneficially owned approximately 47.7% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other noncontrolling shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by noncontrolling shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, because Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action specific to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our auditor is not inspected fully by the Public Company Accounting Oversight Board, or PCAOB and, as such, you are deprived of the benefits of such inspection.

As an auditor of companies that are publicly traded in the United States and a firm registered with the PCAOB, Deloitte Touche Tohmatsu is required by the laws in the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and the professional standards of the PCAOB. However, because we have substantial operations within the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor is not currently inspected fully by the PCAOB.

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

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, (including our independent registered public accounting firm) were affected by a conflict between US and Chinese law. Specifically, for certain US listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.  Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

We were a passive foreign investment company for the taxable year ended December 31, 2015, which generally will subject United States Holders of our ADSs or ordinary shares to special and adverse tax rules .

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we believe we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2015. In addition, it is likely that one or more of our subsidiaries were also PFICs for such year. A non-United States corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Unless the market price of our ADSs increases or we reduce the amount of cash and other passive assets we hold sufficiently from current levels, we are likely to remain a PFIC for future taxable years. Because we believe we were a PFIC for the taxable year ended December 31, 2015, United States Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) of our ADSs or ordinary shares generally will be subject to special and adverse tax rules with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Item 4.     Information on the Company

A. History and Development of the Company

Our founders, Mr. Yinan Hu, or Mr. Hu and Mr. Qiuping Lai, or Mr. Lai, formed two PRC companies, Guangzhou Nanyun Car Rental Services Co., Ltd. and Guangdong Nanfeng Automobile Association Co., Ltd., initially to provide automobile-related services, such as car rental and emergency services. In 1999, we began distributing automobile insurance products and automobile loans on an ancillary basis. In 2001, our founders transferred their interests in the two PRC companies to China United Financial Services Holdings Limited (then known as China Automobile Association Holdings Limited), or China United Financial Services, a British Virgin Islands company, as part of a series of transactions in which Cathay Capital Group, a private equity group, made an investment in China United Financial Services by subscribing for 40% of the equity interests.

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

We commenced our life insurance business by acquiring controlling interests in three insurance agencies in Sichuan, Hebei and Fujian in 2006. From 2006 to 2007, we further expanded our operations by establishing five insurance agencies and one insurance brokerage in Shandong, Hunan, Shenzhen, Shanghai, Fujian and Guangdong in 2006.

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

We have also further expanded our product and service portfolio. In 2008, we began offering claims adjusting services by acquiring controlling interests in four claims adjusting firms. In October 2009, we invested in Sincere Fame to expand into the consumer financial services sector. In 2010, we acquired a majority equity interest in InsCom Holdings Limited, or InsCom Holdings, to build an e-commerce insurance platform. In June 2010, we established an insurance brokerage business unit to expand our product offerings from retail to commercial lines. In 2012, we started to offer wealth management products to our customers on a referral basis, though for regulatory reasons we have temporarily discontinued such sales since 2014.

In April 2014, we established Dianliang Information, as the holding company for eHuzhu (www.ehuzhu.com), an online mutual aid platform that we launched in July 2014. In June 2014, we established Shenzhen Chetong Network Technology Co., Ltd., or Chetong Network, as the holding company for Chetong.net, an internet-based service platform for the insurance industry, which we launched in August 2014. In July 2015, we transferred 19.9% and 80.1% of the equity interests in Chetong Network to CISLA and the management and employees of Chetong Network, respectively.

See “Item 4. Information on the Company-C. Organizational Structure” for more information on our corporate structure changes.

Our principal executive offices are located at 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China. Our telephone number at this address is +86-20-8388-6888. Our registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our board of directors may from time to time decide. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Recent Transactions

Agreement with Alltrust Insurance Company of China Limited

In April 2015, we entered into an agreement with Alltrust Insurance Company of China Limited, or Alltrust, a property and casualty insurance company operating in China, pursuant to which Alltrust agreed to acquire approximately 7.5% of the equity interests in CNinsure Inc. The transaction was not completed because Alltrust failed to obtain regulatory approval and therefore did not meet the conditions precedent for closing.

Agreement with Shaanxi J&R Firefighting Inc.,

In July 2015, Shaanxi J&R Firefighting Inc., or Shaanxi J&R, a manufacturer and supplier of fire protection and safety equipment in China and a company listed on Shenzhen Stock Exchange, entered into a share purchase agreement with Kingsford Resources Limited, or Kingsford, a company owned by members of our management, to acquire approximately 5.5% of the equity interests in CNinsure Inc. from Kingsford. The transaction was not completed as Shaanxi J&R failed to secure funding for closing.

Transactions Related to CISLA

In November 2015, CNinsure's subsidiary, CISLA filed an application with the NEEQ to be listed on the New Third Board, an emerging over-the-counter stock market for medium- and small-cap companies in China. As of March 31, 2016, the listing application is still pending for approval.

Prior to the submission of the listing application, CISLA underwent a series of corporate restructurings and issued new shares to CISLA's management and key employees. As a result, our shareholding in CISLA was diluted from 51% to 44.7% and the remaining equity interests of CISLA were owned by its founders, management and employees. We remain the largest shareholder of CISLA. We expect to continue to exercise substantial control over CISLA and to consolidate CISLA's results into our financial statements after the proposed listing.

In July 2015, in order to align the interests of the founding team of Chetong.net with the growth of the platform, Guangdong CNinsure Fangzhong Investment Management Co., Ltd., our subsidiary that initially owned 100% of the equity interests in Chetong Network, which operates Chetong.net, transferred (x) 80.1% of the equity interests in Chetong Network to the management and employees of Chetong Network for cash consideration of RMB16.0 million (US$2.5 million), and (y) 19.9% of the equity interests in Chetong Network to CISLA for cash consideration of RMB4.0 million (US$0.6 million). As a result, CISLA and the management and employees of Chetong Network currently hold 19.9% and 80.1% of Chetong Network, respectively.

Minority-Interest Buyout

In December 2015, we acquired the remaining 30% of the equity interests in Jiangsu CNinsure Lianchuang Insurance Agency Co., Ltd. or Jiangsu Lianchuang, for a total cash consideration of RMB0.9 million (US$0.1 million), increasing our shareholdings in Jiangsu Lianchuang from 70% to 100%.

In December 2015, we acquired the remaining 40% of the equity interests in Liaoning CNinsure Gena Insurance Agency Co., Ltd. or Liaoning Gena, for a total cash consideration of approximately RMB2.6 million (US$0.4 million), increasing our shareholdings in Liaoning Gena from 60% to 100%.

In December 2015, we acquired the remaining 30% of the equity interests in Jiangxi CNinsure Insurance Agency Co., Ltd. or Jiangxi Agency, for a total cash consideration of RMB1.8 million (US$0.3 million), increasing our shareholdings in Jiangxi Agency from 70% to 100%.

In December 2015, we acquired the remaining 45% of the equity interests in Shanghai CNinsure Guosheng Insurance Agency Co., Ltd. or Shanghai Guosheng, for a total cash consideration of approximately RMB2.3 million (US$0.4 million), increasing our shareholdings in Shanghai Guosheng from 55% to 100%.

In November 2015, we acquired the remaining 40% of the equity interests in Hubei CNinsure Insurance Agency Co., Ltd. or Hubei Agency, for a total cash consideration of RMB2.8 million (US$0.4 million), increasing our shareholdings in Hubei Agency from 60% to 100%.

In November 2015, we acquired the remaining 40% of the equity interests in Zhejiang CNinsure Tongchuang Insurance Agency Co., Ltd. or Zhejiang Tongchuang, for a total cash consideration of RMB2.0 million (US$0.3 million), increasing our shareholdings in Zhejiang Tongchuang from 60% to 100%.

In September 2015, we acquired an additional 29% of the equity interests in Shandong CNinsure Mintai Insurance Agency Co., Ltd. or Shandong Mintai, for a total cash consideration of RMB22 million (US$3.4 million), increasing our shareholdings in Shandong Mintai from 51% to 80%.

In June 2015, we acquired the remaining 49% of the equity interests in Ningbo CNinsure Baolian Insurance Agency Co., Ltd. or Ningbo Baolian, for a total cash consideration of RMB12 million (US$1.9 million), increasing our shareholdings in Ningbo Baolian from 51% to 100%.

In June 2015, we acquired the remaining 30% of the equity interests in Changsha CNinsure Lianyi Insurance Agency Co., Ltd. or Changsha Lianyi, for a total cash consideration of RMB7.5 million (US$1.2 million), increasing our shareholdings in Changsha Lianyi from 70% to 100%.

In June 2015, we acquired the remaining 49% of the equity interests in Shenyang CNinsure Fangda Insurance Agency Co., Ltd. or Shenyang Fangda, for a total cash consideration of RMB26 million (US$4.0 million), increasing our shareholdings in Shenyang Fangda from 51% to 100%.

In January 2015, we acquired the remaining 49% of the equity interests in Henan CNinsure Anlian Insurance Agency Co., Ltd. or Henan Anlian, for a total consideration of RMB68.0 million (US$10.5 million), increasing our shareholdings in Henan Anlian from 51% to 100%.

In January 2015, we acquired an additional 36.5% of the equity interest in Hebei Fanlian Insurance Agency Co., Ltd. or Hebei Fanlian, for total consideration consisting of RMB40.0 million (US$6.2 million) in cash and 12.5% equity interest in the business of Hebei Branch of CNinsure Lianxing Insurance Sales Co., Ltd., or CNinsure Lianxing, increasing our shareholdings in Hebei Fanlian from 51% to 87.5%.

Capital Expenditure

Our capital expenditures have been used primarily to construct, upgrade and maintain our online platforms. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

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

We distribute insurance products to customers primarily through our sales agents and brokers, and provide claims adjustment services through our claims adjustors. With 132,539 sales agents, 173 in-house sales representatives, 25 in-house brokers, 918 non-affiliated independent brokers, 1,400 claims adjustors and 602 sales and service outlets as of March 31, 2016, our distribution and service network reaches 29 out of 34 provinces in China, including some of the most economically developed regions and affluent cities.

Technological developments and the growth of mobile internet access have significantly changed the way we operate our business. For instance, we develop and implement Internet-enabled mobile applications for our sales agents, through which they can access a broad range of auto insurance and life insurance products from multiple insurance companies, and compare prices and purchase insurance products on their mobile devices for their clients.

We also operate several online platforms, which we define as websites and Internet-enabled applications that aggregate insurance product offerings from various insurance companies:

•	Baowang (www.baoxian.com), an online insurance platform that allows customers to directly compare and shop for hundreds of accident, health, travel and homeowner insurance products from dozens of insurance companies online. As of March 31, 2016, Baowang has over 343,000 registered members.

•	eHuzhu (www.ehuzhu.com), an online non-profit mutual aid platform that provides low-cost alternative risk-protection programs on a mutual aid basis among program members. eHuzhu currently offers two programs that cover mutual aid for cancer and accidental death. When a member signs up for a program offered by eHuzhu, he or she agrees to provide financial aid to and is entitled to receive financial aid from other program members in case of any claims covered under such program. The amount of financial aid that each member can claim for is up to RMB300,000, with the maximum contribution from each member limited to RMB3 for each valid claim. As of March 31, 2016, eHuzhu has attracted over 765,000 registered members.

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

As of March 31, 2016, we had one e-commerce insurance platform and one online mutual aid platform, and 39 insurance intermediary companies in the PRC, of which 34 were insurance agencies including three with national operating licenses, two were insurance brokerages and three were insurance claims adjusting firms. We also own 20.6% of the equity interests in a financial service company which is primarily engaged in the origination and management of small loans made to individuals, loan repackaging, asset management-related services to financial institutions and mortgage agency services to individuals, 19.5% of the equity interests in a wealth management service company, and 8.9% of the equity interests in an online claims services provider.

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

Segment Information

We realigned our financial reporting structure to more accurately reflect our organizational structure and changing business mix. Under the realigned business structure, our business is divided into three major reporting operating segments: (1) insurance agency, (2) insurance brokerage and (3) claims adjusting. The insurance agency segment provides a broad range of property and casualty and life insurance products to individual customers. The insurance brokerage segment primarily provides commercial lines of property and casualty insurance, group life insurance programs and risk management consulting services to businesses and reinsurance brokerage services to insurance companies. The claims adjusting segment primarily provides claims adjusting services to self-insured entities or insurance companies that choose to outsource some or all of their claims adjustment functions..

Insurance Agency Segment

Our insurance agency segment accounted for 80.7%, 75.6% and 76.2% of our net revenues in 2013, 2014 and 2015, respectively. Revenue from this segment is derived from two broad categories of insurance products: (i) property and casualty insurance products, and (ii) life insurance products, both primarily focused on meeting the insurance needs of individuals.

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

The property and casualty insurance products we distributed in 2015 were primarily underwritten by PICC P&C, CPIC, Ping An, Taiping and Alltrust Property Insurance Co., Ltd..

Life Insurance Products

We expect the sale of life insurance products to continue to be an important source of our revenue in the next several years. The life insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below:

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

The life insurance products we distributed in 2015 were primarily underwritten by Huaxia Life Insurance Co., Ltd., Aegon-THTF Life Insurance Co., Ltd., Great Wall Life Insurance Co., Ltd., AVIVA-COFCO Life Insurance Co., Ltd. and Taikang Life Insurance Co., Ltd..

Insurance Brokerage Segment

Our insurance brokerage segment accounted for 3.6%, 10.8% and 13.1% of our net revenues in 2013, 2014 and 2015, respectively. Our insurance brokerage segment primarily markets and sells commercial lines of property and casualty insurance products, group life insurance products, liability insurance products and credit insurance products to corporate clients. This segment also offers risk management services to enterprises in various industries and reinsurance brokerage services to insurance companies. The insurance products that our insurance brokerage segment provides can be broadly classified into the categories set forth below.

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

As an insurance broker, we primarily place insurance programs for corporate clients with PICC P&C, China Life P&C, China United Property and Casualty Insurance Company Limited, CPIC and Ping An in 2015.

Claims Adjusting Segment

Total net revenues derived from our claims adjusting segment accounted for 14.9%, 13.6% and 10.7% of our total net revenue in 2013, 2014 and 2015, respectively. We offer the following insurance claims adjusting services:

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

We primarily provided claims adjusting services to Ping An, PICC P&C, CPIC, Dinghe Property Insurance Co., Ltd. and China Life P&C in 2015.

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

Other Services

Other services contributed 0.8%, nil and nil of our total net revenue in 2013, 2014 and 2015, respectively, which mainly represented service fees derived from the referral of wealth management products to our insurance customers and the provision of IT services provided to a subsidiary of Sincere Fame.

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

Seasonality

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Seasonality.”

Distribution and Service Network and Marketing

We have an offline distribution and service network that, as of March 31, 2016, consisted of 34 insurance agencies, two insurance brokerages and three claims adjusting firms, with 602 sales and service outlets, 132,539 registered independent sales agents, 173 in-house sales representatives, 25 in-house insurance brokers, 918 non-affiliated independent brokers and 1,400 in-house claims adjustors. Our distribution and service network covers 29 provinces and reaches some of the most economically developed regions and wealthiest cities in China, such as Beijing, Shanghai, Guangzhou and Shenzhen.

The following table sets forth additional information concerning our distribution and service network as of March 31, 2016, broken down by provinces:

Province	Number of Sales and Service Outlets	Number of Sales Agents	Number of In-house Sales Representatives	Number of In-house Adjustors	Number of In-house Brokers
Guangdong	104	26,953	150	248	25
Hebei	60	19,661	—	75	—
Shandong	71	16,538	4	19	—
Sichuan	71	11,119	—	49	—
Zhejiang	46	8,896	8	67	—
Beijing	25	8,095	7	121	—
Shaanxi	2	6,860	—	59	—
Henan	27	6,856	—	6	—
Liaoning	37	5,922	—	82	—
Hunan	19	5,386	—	24	—
Fujian	28	4,820	—	10	—
Chongqing	4	3,519	—	27	—
Hubei	26	3,182	1	58	—
Jiangsu	26	2,951	—	121	—
Tianjin	7	1,658	—	29	—
Jilin	2	68	—	37	—
Jiangxi	6	34	3	24	—
Shanghai	14	21	—	143	—
Guangxi	7	—	—	47	—
Yunnan	2	—	—	50	—
Hainan	2	—	—	14	—
Anhui	1	—	—	7	—
Inner Mongolia	2	—	—	10	—
Gansu	2	—	—	10	—
Shanxi	2	—	—	11	—
Xinjiang	1	—	—	5	—
Guizhou	4	—	—	20	—
Heilongjiang	2	—	—	19	—
Qinghai	2	—	—	8	—
Total	602	132,539	173	1,400	25

We market and sell personal lines of property and casualty insurance products and life insurance products to customers through both registered independent sales agents, who are not our employees, and our in-house sales representatives. We also market and sell accidental, health, travel and homeowner insurance products directly to customers through our online platform Baowang (www.baoxian.com). We market and sell insurance claims adjusting services primarily to insurance companies through our in-house professional claims adjustors and to non-affiliated service representatives through Chetong.net, an online service platform, by bidding for claims adjusting business contracts. We provide insurance brokerage services to customers through both our in-house brokers and non-affiliated independent brokers.

Customers

We sell automobile insurance, individual accident insurance and homeowner insurance products primarily to individual customers. We sell commercial property insurance, cargo insurance, hull insurance, liability insurance and construction insurance products to institutional customers. Customers for the life insurance products we distribute are primarily individuals under 50 years of age. For the year ended December 31, 2015, no single individual customer of insurance products accounted for more than 1% of our net revenues. Our customers for the claims adjusting services are primarily insurance companies.

As of December 31, 2015, we had accumulated approximately 6.2 million individual customers and 1.3 million institutional customers. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referrals and cross-selling opportunities.

Insurance Company Partners

As of March 31, 2016, we had established business relationships with 72 insurance companies in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Historically, we have entered into and maintained business relationships with insurance companies at the local level. That is, our insurance agencies, brokerages and claims adjusting firms enter into contracts with different local branches of an insurance company that are located within their respective regions. The termination of a business relationship between one of our insurance agencies, brokerages or claims adjusting firms and a local branch of an insurance company generally would have no significant impact on the business relationships between our other insurance agencies, brokerages and claims adjusting firms and the other branches of the same insurance company. Since 2007, we have also sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of our various affiliated insurance agencies and brokerages located in different parts of China. As of March 31, 2016, we had outstanding contracts with 19 life insurance companies and 49 property and casualty insurance companies at the corporate headquarters level for the distribution of insurance products and outsourcing of claims adjusting services.

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:

•	Professional insurance intermediaries. The professional insurance intermediary sector in China is highly fragmented, accounting for only 7.3% of the total insurance premiums generated in China in 2014, according to the latest Chinese Insurance Intermediary Market Report. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion. We believe that we can compete effectively with these insurance intermediary companies because we have a longer operating history, we have a strong and stable team of managers and sales professionals equipped with CNpad (our proprietary sales support workstation), we offer diversified products to our sales agents and clients, we have built a unified operating platform and we were the first to adopt mobile technology to distribute insurance products among professional insurance intermediaries in China. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

•	Insurance companies. The distribution of individual life insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales forces and exclusive sales agents to distribute their own products. In addition, in recent years several major insurance companies have increasingly used telemarketing and the internet to distribute auto insurance. We believe that we can compete effectively with insurance companies because we focus only on distribution and offer our customers a broad range of insurance products underwritten by multiple insurance companies.

•	Entities that offer insurance products online. In recent years, domestic insurance companies, portal websites and professional insurance intermediaries have begun providing online information to consumers interested in purchasing insurance products. However, each of their insurance e-commerce operations has its own limitations. The insurance products offered on an insurance company’s website are usually confined to those under its own brand. Most portal websites provide separate product information with little ability to compare among insurance plans. None of the professional insurance intermediaries that organize online product distribution has a nation-wide sales and service network to support after-sale service. We believe that we can compete effectively with these business entities because our independent online insurance platform offers a broad range of insurance products underwritten by multiple insurance companies, product comparisons between prices, services and policy benefits and good after-sale services that are backed by our call center and nation-wide service network.

•	Other business entities. In recent years, business entities that distribute insurance products as an ancillary business, primarily commercial banks and postal offices, have been playing an increasingly important role in the distribution of insurance products, especially life insurance products. However, the insurance products distributed by these entities are mostly confined to those related to their main lines of business, such as investment-related life insurance products. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products.

In addition to individual insurance products, we also distribute commercial property and casualty insurance products. As a result, we also compete, to a lesser degree, with insurance intermediaries that focus on the distribution of commercial property and casualty insurance products. We believe that we can compete effectively with these business entities because we can leverage our leading position in the distribution of individual insurance products and provision of property-related claims services, including our strong relationship with insurance companies, existing abundant customer resources and large distribution network, to rapidly develop our brokerage business.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of March 31, 2016, we had 35 registered trademarks in China, including our corporate logo. Our main website is www.cninsure.net.

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

The 1995 Insurance Law was amended in 2002 and the amended insurance law, which we refer to as the 2002 Insurance Law, became effective on January 1, 2003. The major amendments to the 1995 Insurance Law include:

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

2009 Amendments to the Insurance Law

The 2002 Insurance Law was amended again in 2009 and the amended insurance law, which we refer to as the 2009 Insurance Law, became effective on October 1, 2009. The major amendments to the 2009 Insurance Law include:

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

2014 Amendments to the Insurance Law

The 2002 Insurance Law was amended again in 2014 and the amended insurance law, which we refer to as the 2014 Insurance Law, became effective on August 31, 2014. The major amendments of the 2014 Insurance Law include:

•	Relaxing restrictions on actuaries. The 2014 Insurance Law no longer requires Insurance companies shall employ actuaries recognized by the insurance regulatory authority under the State Council. However, an insurance company shall also engage professionals, and establish an actuarial reporting system and a compliance reporting system as before.

2015 Amendments to the Insurance Law

The 2014 Insurance Law was amended again in 2015 and the amended insurance law, which we refer to as the 2015 Insurance Law, became effective on April 24, 2015. The major amendments of the 2015 Insurance Law include:

•	Eliminating the requirement for an insurance agent or broker to obtain a qualification certificate issued by the CIRC before providing any insurance agency or brokerage services.

•	Relaxing the requirement for the establishment or other significant corporate events of an insurance agency or brokerage firm. For example, an insurance agency or brokerage firm is allowed to apply for a business permit from the CIRC and a business license from the local AIC simultaneously under the 2015 Insurance Law, while an insurance agency or brokerage firm had to apply for and receive a business permit issued by the CIRC before it could apply for a business license from and register with the relevant local AIC under the 2014 Insurance Law. Prior approval by the CIRC is no longer required for the divesture or mergers of insurance agencies or brokerage firms, the change of their organizational form, or the establishment or winding-up of a branch by an insurance agency or brokerage firm.

The CIRC

The CIRC has extensive authority to supervise insurance companies and insurance intermediaries operating in the PRC, including the power to:

•	promulgate regulations applicable to the Chinese insurance industry;

•	investigate insurance companies and insurance intermediaries;

•	establish investment regulations;

•	approve policy terms and premium rates for certain insurance products;

•	set the standards for measuring the financial soundness of insurance companies and insurance intermediaries;

•	require insurance companies and insurance intermediaries to submit reports concerning their business operations and condition of assets;

•	order the suspension of all or part of an insurance company or an insurance intermediary’s business;

•	approve the establishment, change and dissolution of an insurance company, an insurance intermediary or their branches;

•	review and approve the appointment of senior managers of an insurance company, an insurance intermediary or their branches; and

•	punish insurance companies or intermediaries for improper behaviors or misconducts.

Regulation of Insurance Agencies

The principal regulation governing insurance agencies in China is the Provisions on the Supervision of Professional Insurance Agencies, or the POSPIA, promulgated by the CIRC on September 18, 2009 and effective on October 1, 2009, which has been amended by (i) the Decision on Revising the POSPIA issued by the CIRC and effective on April 27, 2013, and (ii) the second amendment to the POSPIA issued by the CIRC and effective on October 19, 2015. According to the POSPIA, the establishment of an insurance agency is subject to minimum registered capital requirement and other requirements and to the approval of the CIRC. The term “insurance agency” refers to an entity that meets the qualification requirements specified by the CIRC, has obtained the license to conduct an insurance agency business with the approval of the CIRC, engages in the insurance business by and within the authorization of, and which collects commissions from, insurance companies. An insurance agency may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. According to the CIRC’s Decision on Revising the Regulatory Provisions on Professional Insurance Agencies, or the Insurance Agency Decision, promulgated on April 27, 2013, unless otherwise stipulated by the CIRC, the minimum registered capital for establishing a new insurance agency is RMB50 million instead of RMB2 million for a regional insurance agency and RMB10 million for a nationwide insurance agency as previously required. An additional increase of registered capital is no longer required to establish a branch or sales office. Pursuant to the Notice of the CIRC on Further Clarifying Certain Issues Relating to the Access to the Professional Insurance Intermediary Market, a professional insurance agency that was established prior to the promulgation of the Insurance Agency Decision and has a registered capital of no more than RMB50 million may apply to establish branches only in the province in which it is registered. A professional insurance agency company that was established prior to the promulgation of the Insurance Agency Decision, has a registered capital of not more than RMB50 million and has already established branches in provinces other than its place of registration may apply to establish additional branches in those provinces. An insurance agency may engage in the following insurance agency businesses:

•	selling insurance products on behalf of the insurance companies;

•	collecting insurance premiums on behalf of the insurance companies;

•	conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and

•	other business activities approved by the CIRC.

The name of an insurance agency must contain the words “insurance agency” or “insurance sales.” The license of an insurance agency is valid for a period of three years. An insurance agency shall submit a written report to the CIRC within five days from the date of occurrence of any of the following matters:(i) change of name or a branch’s name;(ii) change of domicile or a branch's business premises;(iii) change of names of sponsors or major shareholders;(iv) change of major shareholders;(v) change of registered capital;(vi) major changes to equity structure;(vii) amendment to the articles of association; (viii) divestment of a branch; (ix) establishment of a branch; (x) spin-off of or merger with an insurance agency or (xi) changes of organizational form. According to the Measures on the Supervision and Administration of Insurance Brokers and Insurance Claims Adjustors issued by the CIRC in January 2013, personnel of an insurance agency and its branches engaging in the sales of insurance products or relevant loss survey and claim settlement shall comply with the conditions prescribed by the CIRC. The senior managers of an insurance agency or its branches must meet specific qualification requirements set forth in the revised Regulatory Provisions on Professional Insurance Agencies. The appointment of the senior managers of an insurance agency or its branches is subject to review and approval of the CIRC.

Regulation of Insurance Brokerages

The principal regulation governing insurance brokerages is the Provisions on the Supervision of Insurance Brokerages, or the POSIB, promulgated by the CIRC on September 18, 2009 and effective on October 1, 2009, which has been amended by (i) the Decision on Revising the POSIB issued by the CIRC and effective on April 27, 2013, and (ii) the amendment to the POSIB issued by the CIRC and effective on October 19, 2015. According to the POSIB, the establishment of an insurance brokerage is subject to the approval of the CIRC. The term “insurance brokerage” refers to an entity engaging in the insurance brokering business that meets the qualification requirements specified by the CIRC and has obtained the license to operate an insurance brokering business with the approval of the CIRC. Insurance brokering business includes both direct insurance brokering, which refers to brokering activities on behalf of insurance applicants or the insured in their dealings with the insurance companies, and reinsurance brokering, which refers to brokering activities on behalf of insurance companies in their dealings with reinsurance companies. An insurance brokerage may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. According to the Decision on Revising the Regulatory Provisions on the Supervision of Insurance Brokerages, or the Insurance Brokerage Decision, promulgated on April 27, 2013, unless otherwise stipulated by the CIRC, the minimum registered capital for establishing a new insurance brokerage is RMB50 million instead of RMB10 million as previously required. An additional increase of registered capital is no longer required for establishing a branch or sales office. Pursuant to the Notice of the CIRC on Further Clarifying Certain Issues Relating to the Access for Professional Insurance Intermediary Companies Market, a professional insurance brokerage company that was established prior to the promulgation of the Insurance Brokerage Decision and has a registered capital of no more than RMB50 million may apply to establish branches only in the province in which it is registered. A professional insurance brokerage company that was established prior to the promulgation of the Insurance Brokerage Decision, has a registered capital of not more than RMB50 million and has already established branches in provinces other than its place of registration may apply to establish additional branches in those provinces. Insurance brokerage companies that provide internet insurance services must have a registered capital of not less than RMB50 million, unless they were already engaged in internet insurance services prior to the promulgation of the Insurance Brokerages Decision.

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

The name of an insurance brokerage must contain the words “insurance brokerage.” The license of an insurance brokerage is valid for a period of three years. An insurance brokerage shall submit a written report to the CIRC within five days from the date of occurrence of any of the following matters: (i) change of name or a branch’s name; (ii) change of domicile or a branch's business premises; (iii) change of names of sponsors or major shareholders; (vi) change of major shareholders; (v) change of registered capital; (vi) major changes to equity structure; (vii) amendment to the articles of association; or (viii) divestment of a branch. Personnel of an insurance brokerage and its branches who engage in any of the insurance brokering businesses described above must comply with the qualification requirements prescribed by the CIRC. The senior managers of an insurance brokerage must meet specific qualification requirements set forth in the Provisions on the Supervision of Insurance Brokerages. Appointment of the senior managers of an insurance brokerage is subject to review and approval by the CIRC.

Regulation of Insurance Claims Adjusting Firms

The principal regulations governing insurance adjusting firms are the Provisions on the Supervision of Insurance Claims Adjusting Firms, or the POSICAF, issued by the CIRC on September 18, 2009 and effective on October 1, 2009, which has been amended by (i) the Decision on Revising the POSICAF issued by the CIRC on September 29, 2013 and effective on December 1, 2013, and (ii) the amendment to POSICAF issued by the CIRC and effective on October 19, 2015, or the 2015 Amendment. According to the POSICAF, the term “insurance adjusting firm” refers to an entity that is established in accordance with applicable laws and regulations and with the approval of the CIRC and engages in the assessment, survey, authentication, loss estimation and adjustment of the insured subject matters upon the entrustment of the parties concerned. An insurance adjusting firm may take any of the following forms: (i) a limited liability company; (ii) a joint stock limited company; or (iii) a partnership.

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

The name of an insurance adjusting firm must contain the words “insurance adjusting” and must avoid duplicating names of existing insurance claims adjusting firms. The license of an insurance adjusting firm is valid for a period of three years. In any of the following situations, an insurance adjusting firm shall submit a written report to the CIRC when it within five days from the date the resolution for change has been passed: (i) change of name or a branch’s name; (ii) change of domicile or a branch's business premises; (iii) change of names of sponsor, major shareholders or capital contributors; (iv) change of major shareholders or capital contributors; (v) major changes to the equity structure or the proportion of capital contributions; (vi) change of registered capital or capital contributions; (vii) amendment to the articles of association or the partnership agreement; (viii) division, merger and dissolution or any change in the form of organization; (ix) divestment of a branch; (ix) establishment of a branch; (x) division of or merger with an insurance agency or (xi) change of organizational form. Personnel of an insurance adjusting firm or its branches engaged in any of the insurance adjusting businesses described above comply with the qualification requirements prescribed by the CIRC. The senior managers of an insurance adjusting firm must meet specific qualification requirements set forth in the Provisions on the Supervision of Insurance Claims Adjusting Firms. Appointment of the senior managers of an insurance adjusting firm or its branches is subject to review and approval by the CIRC.

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

Pursuant to the 2015 Insurance Law and the amended POSPIA, a sales person is no longer required to pass the qualification examination organized by the CIRC or insurance industry committees to obtain a Qualification Certificate.

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

Pursuant to the 2015 Insurance Law and the amended POSIB and POSICAF, an insurance brokerage practitioners or insurance claims adjustment practitioners is no longer required to pass the qualification examination organized by the CIRC or insurance industry committees to obtain a “Qualification Certificate of Insurance Brokers” or a “Qualification Certificate of Claims Adjustors.”

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

Regulations on Online Financial Services

On July 18, 2015, ten PRC regulatory agencies, including the PBOC, the CIRC and the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines encourage insurance companies to leverage Internet technology to transform and upgrade traditional financial services. The Guidelines also support financial institutions to build innovative international platforms that could conduct internet insurance business.

The Guidelines set out the basic principles for promoting the development and the administration of the online insurance sector. The respective regulatory agencies will adopt new rules and regulations to implement and enforce the principles set out in the Guidelines. As the implementing rules and regulations of the Guidelines have not been published, there is uncertainty as to how the requirements in the Guidelines will be interpreted and implemented.

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE Circular 37, issued on July 4, 2014, prior to making contribution to a SPC with legitimate holdings of domestic or overseas assets or interests, a PRC resident (including PRC institutions and resident individuals) shall apply to the relevant Foreign Exchange Bureau for foreign exchange registration of overseas investment. A PRC resident who makes contribution with legitimate holdings of domestic assets or interests shall apply for registration to the Foreign Exchange Bureau at its place of registration or the Foreign Exchange Bureau at the locus of the assets or interests of the relevant PRC enterprise. A PRC resident who makes contribution with legitimate holdings of overseas assets or interests shall apply for registration to the Foreign Exchange Bureau at its place of registration or household register. Where a registered overseas SPC experiences changes of its PRC resident individual shareholder, its name, operating period or other basic information, or experiences changes of material matters, such as the increase or reduction of contribution by the PRC resident individual, the transfer or replacement of equity, or merger or division, the PRC resident shall promptly change the foreign exchange registration of overseas investment with the Foreign Exchange Bureau concerned. Under SAFE Circular 37, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity, or otherwise adversely affect us. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

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

See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in October 2007 under a PRC regulation adopted in August 2006. Based on the advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. Any requirement to obtain prior CSRC approval and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.”

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

PRC Business Tax

Taxpayers providing taxable services in China are required to pay a business tax at a normal tax rate of 5% of their revenues, unless otherwise provided. According to the Announcement on the VAT Reform Pilot Program of the Transportation and Selected Modern Service Sectors issued by the State Tax Bureau in July 2012, the transportation and some selected modern service sectors, including research and development and technical services, information technology services, cultural creative services, logistics support services, tangible personal property leasing services, and assurance and consulting service sectors, should pay value-added tax instead of business tax based on a predetermined timetable (hereinafter referred to as the “VAT Reform”), effective September 1, 2012 for entities in Beijing and November 1, 2012 for entities in Guangdong. The VAT Reform expanded nation-wide from August 1, 2013. In March 2016, during the fourth session of the 12th National People’s Congress, it was announced that the VAT reform will be fully rolled out and extended to all industries including construction, real estate, financial services and lifestyle services. Subsequently, the SAT and Ministry of Finance jointly issued a Notice on Preparing for the Full Implementation of the VAT Reform (Cai Shui [2016] No. 32). Accordingly, we will pay value-added tax instead of business tax starting from May 1, 2016. We are in the process of evaluating the impact on our consolidated financial statements.

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

As there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether any dividends to be distributed by us, if we are deemed a PRC resident enterprise, to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.”

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

Changes in relation to Meidiya Investment and Yihe Investment

Prior to March 2009, three individuals, Mr. Jianguo Cui, or Mr. Cui, Mr. Zhenyu Wang and Mr.  Lai held 24.7%, 26.4% and 48.9%, respectively, of the equity interests in each of Meidiya Investment, and Yihe Investment. Mr. Cui and Mr. Zhenyu Wang were designated by two of our former shareholders, Cathay Auto Services Limited and CDH Inservice Limited, or CDH Inservice, respectively, and Mr. Lai was our former president and co-founder.

In March 2009, Mr. Cui and Mr. Zhenyu Wang transferred all of their respective equity interests in Meidiya Investment and Yihe Investment to Mr. Ge, our chief financial officer. Following these transfers, Mr. Lai and Mr. Ge, both of whom are PRC citizens, held 48.9% and 51.1%, respectively, of the equity interests in each of Meidiya Investment and Yihe Investment.

In October 2010 and February 2011, our wholly-owned PRC subsidiary, Shenzhen Fanhua Nanfeng Investment Holding Co., Ltd. or Shenzhen Nanfeng Investment, subscribed for 20% of the equity interests in each of Yihe Investment and Meidiya Investment. In February 2012, Shenzhen Nanfeng Investment subscribed for additional interests in Meidiya Investment, increasing its shareholding in Meidiya Investment from 20% to 90%, and diluting the interests of Mr. Lai and Mr. Ge to 5.1% and 4.9%, respectively.

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

In October 2012, we obtained license approval from the CIRC to establish an insurance sales service group company and renamed Shenzhen Nanfeng Investment as “CNinsure Insurance Sales Service Group Company Limited”, or CNinsure Group Company, to serve as the holding company of our PRC operating entities.

Since May 2012, Meidiya Investment and Yihe Investment have transferred their equity interests in five of our subsidiaries, including CNinsure Lianxing and CNinsure Times, both of which have national operating licenses, to CNinsure Group Company. Meidiya Investment and Yihe Investment have either transferred the equity interests in all of the insurance agencies and one brokerage company in which they owned 100% or majority equity interest to CNinsure Lianxing or CNinsure Times, or transferred the business of these operating entities to the branches of CNinsure Lianxing or CNinsure Times.

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

In December 2015, Mr. Lai transferred his equity interests in Yihe Investment to Zhonglian Enterprise and Mr. Ge transferred his equity interests in Yihe Investment to Xinlian Information. As a result, Zhonglian Enterprise, Xinlian Information and CNinsure Group Company owns 39.1%, 40.9% and 20% of the equity interests of Yihe Investment, respectively. In addition, the contractual arrangements among Yihe Investment and their respective shareholders and subsidiaries were terminated. Consequently, Yihe Investment became our wholly-owned subsidiary and ceased being a consolidated affiliated entity.

Changes in relation to InsCom Holdings and its Affiliates

In July 2010, CISG Holdings, our wholly owned subsidiary, acquired a 65.1% interest in InsCom Holdings to build our e-commerce platform.

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

Changes in relation to CISLA

In 2015, we completed corporate restructuring relating to CISLA, or the CISLA Restructuring, the operating company for our claims adjusting segment. Prior to the CISLA Restructuring, CNinsure owned 51% of the equity interests of Guangdong CNinsure Fangzhong Investment Management Co., Ltd., or Fangzhong, which held 100% equity interests in CISLA. In June 2015, two new investors, Shenzhen Yuanqian Investment Partnership (Limited Partnership), or Yuanqian, and Shenzhen Longqian Investment Partnership (Limited Partnership), or Longqian, both of which are owned by certain management members of our claims adjusting segment, invested in CISLA. Yuanqian and Longqian together subscribed for 12.4% of the equity interests in CISLA for a cash consideration of RMB17.0 million. As a result, Fangzhong's shareholding in CISLA was diluted from 100% to 87.6%. In July 2015, Fangzhong transferred 44.7% and 42.9% of the equity interests in CISLA to Meidiya Investment and 22 individuals, among whom were management members of our claims adjusting segment, for total purchase prices of RMB61.2 million and RMB58.8 million, respectively. These purchase prices were calculated on the basis of total capital contribution by Fangzhong to CISLA. After the CISLA Restructuring, we own 44.7% of the equity interests of CISLA, remain its largest shareholder and we continue to exercise substantial control over CISLA pursuant to shareholders’ agreements with Yuanqian, Longqian and two executive officers of our claims adjusting segment.

We recorded stock compensation expense of RMB3.4 million (US$0.5 million), being the excess of (x) the estimated fair value of equity interests in CISLA transferred to Yuanqian and Longqian over (y) the purchases prices paid by these two investors for such equity interests. The excess is deemed compensation to the shareholders of Yuanqian and Longqian, who are management members of our claims adjusting segment, for their past services.

Changes in relation to CNinsure Group Company

In December 2015, Tibet Zhuli Investment Co., Ltd., our wholly-owned subsidiary, subscribed for 82.0% equity interest of CNinsure Group Company, diluting the interests of Zhonglian Enterprise and Xinlian Information in CNinsure Group Company from 40% and 60% to 7.2% and 10.8%, respectively.

Corporate Structure

As of March 31, 2016, we, through CNinsure Group Company, have a controlling equity ownership in 34 insurance agencies, 3 insurance claims adjusting firms, 2 insurance brokerage companies. We also own 20.6% equity interest of one consumer financial service company, 19.5% equity interest of one wealth management company and 8.9% equity interest of one online claim adjusting service company. In addition, through contractual arrangements with Xinbao Investment, our consolidated affiliated entity, we control one e-commerce insurance intermediary company.

Most of the noncontrolling shareholders of the insurance intermediary companies majority-owned by CNinsure Group Company are the founders of those companies, entrepreneurial agents with whom we jointly set up the company or a venture capital firm who invests in start-up insurance agency companies. Some of those noncontrolling shareholders are in charge of the day-to-day operations of these companies. The direct and indirect subsidiaries or affiliates of CNinsure Group Company and Xinbao Investment hold the licenses and permits necessary to conduct our insurance intermediary business and internet insurance distribution business in China.

However, because of restrictions under PRC laws and regulations on foreign investment in the internet businesses and on the provision of wealth management products by insurance intermediaries, we rely on contractual arrangements to control and receive economic benefits from our consolidated affiliated entities.

Our contractual arrangements with Xinbao Investment and its shareholders include loan agreements, equity pledge agreements, powers of attorney, exclusive purchase option agreements, technology service agreements and IT platform service agreements enable us to:

•	exercise effective control over our consolidated affiliated entities;

•	have an exclusive option to purchase all or part of the equity interests in Xinbao Investment when and to the extent permitted by PRC law; and

•	receive a substantial portion of the economic benefits from our consolidated affiliated entities in consideration for the services provided by our subsidiaries in China.

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities as of March 31, 2016:

- -	Ownership through nominee arrangements among Bao Si Kang Information, our consolidated entity, Xinbao Investment and their individual shareholders.
(1)	The remaining 1% is owned by Xinlian Information.
(2)	Direct or indirect ownership attributable to CNinsurance Sales Group through Sichuan Yihe Investment Co., Ltd., CNinsure Lianxing Insurance Sales Co., Ltd., CNinsure Times Insurance Sales & Service, and Meidiya Investment.

The diagram above omits the names of subsidiaries and consolidated affiliated entities that are immaterial individually and in the aggregate. For a complete list of our subsidiaries and consolidated affiliated entities as of March 31, 2016, see Exhibit 8.1 to this annual report.

In January 2015, Mr. Lai and Mr. Ge, transferred their respective equity interests in Meidiya Investment to CNinsure Group Company. Subsequently in December 2015, Mr. Lai transferred his equity interests in Yihe Investment to Zhonglian Enterprise and Mr. Ge transferred his equity interests in Yihe Investment to Xinlian Information. In January 2016, Mr. Rannuo Hu, the individual shareholder of Dianliang Information, transferred 100% of the equity interests of Dianliang Information to Tibet Zhuli Investment Co., Ltd., our wholly-owned subsidiary. As a result, Meidiya Investment, Yihe Investment and Dianliang Information become our wholly-owned subsidiaries and we have obtained direct equity ownership in all of our insurance intermediary businesses and an online mutual aid platform in the PRC.

The following is a summary of the key terms of our contractual arrangements with Xinbao Investment, our consolidated affiliated entity, and with its shareholders. We had previously entered into similar contractual agreements with Meidiya Investment, Yihe Investment and Dianlian Information, which were terminated in January 2015, December 2015 and January 2016, respectively.

Agreements that Provide Us Effective Control over Xinbao Investment

Loan Agreements. On December 10, 2014, Mr. Chunlin Wang and Mr. Tian, the two shareholders of Xinbao Investment, entered into loan agreements, or the Bao Si Kang Loans, with our subsidiary, Bao Si Kang Information, in which we indirectly hold a 65.1% equity interest. These loans replace the loan agreements entered into among Mr. Chunlin Wang, Mr. Tian and Ying Si Kang Information on December 3, 2010, as amended in April 2011. The principal loan amounts extended by Bao Si Kang Information to Mr. Chunlin Wang and Mr. Tian are RMB7.5 million and RMB0.5 million, respectively, equal to their respective capital contributions to Xinbao Investment.

The term of the Bao Si Kang Loans is for ten years, which cannot be automatically extended but may be extended upon written agreement of the parties. If the Bao Si Kang Loans are not extended, then upon their expiration and subject to then applicable PRC laws, the loans can be repaid only with the proceeds from a transfer of the individual shareholder’s equity interests in Xinbao Investment to Bao Si Kang Information or another person designated by Bao Si Kang Information. Bao Si Kang Information may accelerate the loan repayment upon certain events, including if the individual shareholder resigns or is dismissed from employment by us or if Bao Si Kang Information exercises its option to purchase the shareholder’s equity interests in Xinbao Investment pursuant to the exclusive purchase option agreements described below.

The Bao Si Kang Loans contain a number of covenants that restrict the actions the individual shareholders can take or cause Xinbao Investment to take, and also require the individual shareholders to take or cause Xinbao Investment to take specific actions. For example, the individual shareholders must:

•	not transfer, pledge or otherwise dispose of or encumber his equity interests in Xinbao Investment, except for equity pledge for the benefit of Bao Si Kang Information, without the prior written consent of Bao Si Kang Information;

•	not take any action that will have a material impact on the assets, business and liabilities of Xinbao Investment without the prior written consent of Bao Si Kang Information;

•	not vote for, or execute any resolution to approve, the sale, transfer, mortgage, or disposal of, or the creation of any encumbrance on, any legal or beneficial interests in the equity of Xinbao Investment, except to Bao Si Kang Information or its designee, without the prior written consent of Bao Si Kang Information;

•	not vote for, or execute any resolutions to approve, any merger or consolidation with any person, or any acquisition of or investment in any person by Xinbao Investment without the prior written consent of Bao Si Kang Information;

•	vote to elect the director candidates nominated by Bao Si Kang Information;

•	cause Xinbao Investment not to supplement, amend or modify its articles of association in any manner, increase or decrease its registered capital or change the capital structure in any way without the prior written consent of Bao Si Kang Information; and

•	cause Xinbao Investment not to execute any contract with a value exceeding RMB100,000, except in the ordinary course of business, without the prior written consent of Bao Si Kang Information.

Equity Pledge Agreements. Mr. Chunlin Wang and Mr. Tian entered into separate equity pledge agreements on December 10, 2014, pledging their respective equity interests in Xinbao Investment to Bao Si Kang Information to secure their obligations under the Bao Si Kang Loans, replacing the equity pledge agreements as amended in April 2011 and the supplemental agreement entered into in December 2013. Mr. Chunlin Wang and Mr. Tian also agreed not to transfer or create any encumbrances adverse to Bao Si Kang Information on their respective equity interests in Xinbao Investment. During the term of the equity pledge agreements, Bao Si Kang Information is entitled to all the dividends declared on the pledged equity interests. The equity pledge agreements will expire when the individual shareholder fully performs his obligations under the Bao Si Kang Loans. The equity pledges were recorded on the shareholders’ register of Xinbao Investment, and registered with the relevant local administration of industry and commerce.

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

Agreements that Provide Us the Option to Purchase the Equity Interests in Xinbao Investment

Exclusive Purchase Option Agreements. Mr. Chunlin Wang and Mr. Tian entered into separate exclusive purchase option agreements on December 10, 2014 to irrevocably grant Bao Si Kang Information an exclusive option to purchase part or all of his equity interests in Xinbao Investment, when and to the extent permitted by PRC law. The purchase price will be the minimum price permitted under applicable PRC law. These agreements replace the exclusive purchase option agreements and the supplemental agreements entered into between Ying Si Kang Information, Xinbao Investment and each individual shareholder of Xinbao Investment.

Agreements that Transfer Economic Benefits to Us

Technology Service Agreements. Pursuant to technology service agreements between (i) Ying Si Kang Information, a subsidiary of Xinlian Information, and (ii) a subsidiary of Xinbao Investment, as well as certain other of our subsidiaries and affiliates, Ying Si Kang Information agreed to provide these entities with services to support the use of Mobile Sales Support System, such as transaction support, data maintenance, system security and efficiency maintenance and on-site support. In exchange, these entities each agree to pay a quarterly fee calculated primarily based on a percentage of their revenues. Each of these agreements has a term of one year and can be renewed each year upon mutual agreement.

IT Platform Service Agreements. Pursuant to IT platform service agreements between (i) Ying Si Kang Information, and (ii) a subsidiary of Xinbao Investment, Dianliang Information, as well as certain other of our subsidiaries and affiliates, Ying Si Kang Information agreed to provide space for system operation and data storage, data maintenance, system security and efficiency maintenance, on-site support, software optimization and maintenance and other IT platform related services. In exchange, these entities each agree to pay a quarterly fee calculated primarily based on a percentage of their revenues. The parties to each agreement also agree to negotiating adjustments to the fee level every three months. Each of these agreements has an initial term of one year and can be renewed each year upon mutual agreement.

Because of our contractual arrangements with Xinbao Investment and its shareholders, we are the primary beneficiary of Xinbao Investment and its subsidiaries and we consolidate them into our consolidated financial statements. In the years ended December 31, 2013, 2014 and 2015, aggregate revenues derived from these and other of our then-existing consolidated affiliated entities contributed 7.2%, 3.4% and 3.8%, respectively, of our total consolidated net revenues, based on our corporate structure as of the end of each year. As of December 31, 2014 and 2015, our consolidated affiliated entities accounted for an aggregate of 1.7% and 2.6%, respectively, of our consolidated total assets.

Due to the restriction on foreign investment in the internet industry, we expect to continue to rely on contractual arrangements to control and receive economic benefits from our current consolidated affiliated entities. In the opinion of Global Law Office, our PRC legal counsel, the ownership structures of our consolidated affiliated entities and our subsidiaries in China comply with all existing PRC laws and regulations;

•	the contractual arrangements among our PRC subsidiaries, Xinbao Investment and its individual shareholders and Dianliang (which became our wholly-owned subsidiary in January 2016) and its individual shareholder, governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the business operations of our PRC subsidiaries and our consolidated affiliated entities comply in all material respects with existing PRC laws and regulations.

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

Our headquarters are located in Guangzhou, China, where we leased approximately 2,382.6 square meters of office space as of December 31, 2015. Our subsidiaries and consolidated affiliated entities leased approximately 48,300.0 square meters of office space as of December 31, 2015. In 2015, our total rental expenses were RMB36.2 million (US$5.6 million).

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

Following the sale of Datong on March 25, 2011, we present our financial results for the year ended December 31, 2011 on both a continuing and discontinued basis. Profits and losses related to Datong were presented as discontinued operations while profits and losses for the remaining business were presented as continuing operations.

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

Total Premium Payments to Chinese Insurance Companies

The Chinese insurance industry has grown substantially in the past decade. Between 2005 and 2015, total insurance premiums increased from RMB492.7 billion to RMB2.4 trillion, representing a compound annual growth rate, or CAGR, of 17.3%, according to the CIRC. We believe that certain macroeconomic and demographic factors, such as increasing per capita GDP and an aging population, have contributed to and will continue to drive the growth of the Chinese insurance industry in the long term.

We derive our revenue primarily from commissions and fees paid by insurance companies, typically calculated as a percentage of premiums paid by our customers to the insurance companies. Accordingly, industry-wide premium growth will have a positive impact on us. However, there is uncertainty whether the rapid growth trend will continue. Any downturn in the Chinese insurance industry, whether caused by a general slowdown of the PRC economy or otherwise, may adversely affect our financial condition and results of operations.

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

Since China’s entry into the WTO in December 2001, competition among insurance companies has intensified as a result of a significant increase in the number of insurance companies and the existing insurance companies’ expansion into new geographic markets. This competition has led to a gradual increase in the commission and fee rates offered to insurance intermediaries, and such increase has had a positive impact on our results of operations. Meanwhile, the intense competition among insurance companies also has led to a gradual decline in premium rate levels of some property and casualty insurance products. A pilot deregulation reform in auto insurance pricing regulatory regime was implemented in six provinces in 2015 and has been extended to an additional 12 provinces starting from January 1, 2016. As a result, auto insurance premium rates are expected to decline slightly in 2016. While such decline may have a negative impact on the commissions and fees we earned on a per policy sold basis, it also may have a positive impact on our total commissions and fees revenue by increasing demand for, and our total sales volume of, those policies.

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

Acquisitions

The professional insurance intermediary sector in China is still at an early development stage and highly fragmented. Historically, we have expanded our distribution and service network in part through selective acquisitions of high-quality independent insurance intermediary companies. Since 2008, we, through our consolidated affiliated entities in the PRC, acquired controlling interests in 18 insurance agencies (excluding Datong and its subsidiaries), five insurance claims adjusting firms (one of which was restructured into a holding company of the three claims adjusting firms) and one online insurance service company as of March 31, 2016. In recent years, market opportunities for independent insurance intermediaries have expanded rapidly due to the growth of the internet and we have launched several online platforms to embrace these opportunities. In order to strengthen the core competitiveness of our online platforms, we intend to seek acquisitions of businesses including leading wealth management companies engaged in internet finance, or companies that have innovative business models or leading technologies in internet finance. We expect acquisitions to have a positive impact on our results of operations in the long run. However, acquisitions also involve significant risks and uncertainties. See “Item 3. Key Information — Risk Factors — D.Risks Related to Our Business and Our Industry — If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.” In addition, any write-down of goodwill due to impairment and the amortization of intangible assets acquired could have a negative impact on our results of operations. See “Item 3. Key Information — D.Risk Factors — Risks Related to Our Business and Our Industry — If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.”

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

Because insurance companies pay us first-year commissions and fees for most life insurance products at rates higher than those for property and casualty insurance products, we expect a positive impact on our revenue if our distribution of life insurance products increases in the future. However, we will also incur a corresponding increase in operating costs because we pay our sales agents a higher commission and fee for distributing life insurance products. Hence, gross margin attributable to the agency segment remained relatively stable in 2013, 2014 and 2015.

Insurance Brokerage Segment

For insurance brokerage services in connection with commercial line insurance, insurance companies typically pay us brokerage fees as a percentage of the insurance premiums. We pay our in-house insurance brokers salary or non-affiliated brokers who we assist in the negotiation or placement of insurance programs with underwriters a share of the commissions we receive from insurance companies. Gross margin of this line of business was slightly higher than that of our retail line of property and casualty insurance business and lower than that of our claims adjusting business. We expect the revenues from our insurance brokerage business as a percentage of our total net revenues to increase over the next few years and that such an increase will have a positive impact on our gross margin and operating margin.

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

Other Services

During 2012 and 2013, we received service fees from a subsidiary of Sincere Fame for the provision of IT services and referral service fees from our wealth management product supplier if customers referred by our sales agents purchase wealth management products from the supplier. We paid commissions to our sales agents, which are calculated as a percentage of the value of wealth management products purchased by the customers. Gross margin from this business was higher than other business lines except for the claim adjustment business. However, in 2014 we discontinued providing IT services to the subsidiary of Sincere Fame. We also ceased offering wealth management products to our customers because of tightened regulations on the distribution of wealth management products by insurance intermediaries.

Share-based Compensation Expenses

Our historical results of operations have been materially affected by the share-based compensation expenses incurred. In 2013, 2014 and 2015, we incurred share-based compensation expenses of RMB45.3 million, RMB23.6 million and RMB17.7 million (US$2.7 million), respectively. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Performance Indicators — Operating Costs and Expenses — Share-based Compensation Expenses” for a more detailed discussion of our historical share-based compensation expenses. In order to attract and retain the best personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business, we adopted a share incentive plan in October 2007. Under our 2007 Share Incentive Plan, as amended and restated in December 2008, we may issue an aggregate number of our ordinary shares, equal to 15% of our total number of shares outstanding immediately after the closing of our initial public offering, to cover awards granted under the plan. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentives — 2007 Share Incentive Plan.” We expect that share-based compensation expenses will continue to be a significant component of our operating expenses.

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

Key Performance Indicators

Before January 1, 2014, we operated in three operating segments: (1) property and casualty insurance; (2) life insurance; and (3) insurance claims adjusting services. In the first quarter of 2014, we realigned our financial reporting structure into four business segments that more accurately reflect our organizational structure and changing business mix. Under the realigned business structure, our business is divided into three reporting operating segments: (1) insurance agency, (2) insurance brokerage, and (3) claims adjusting. The insurance agency segment provides a broad range of property and casualty and life insurance products to individual customers. Historical results reflecting the new business segments for 2011, 2012 and 2013 are also restated.

Net Revenues

Our revenues are net of PRC business tax. In 2013, 2014 and 2015, we generated net revenues of RMB1.8 billion, RMB2.2 billion and RMB2.8 billion (US$436.6 million), respectively. We derive net revenues from the following sources:

•	Insurance agency segment: commissions paid by insurance companies for the distribution of (i) property and casualty products, and (ii) life insurance products, primarily to individual customers, which accounted for 80.7%, 75.6% and 76.2% of our net revenues for 2013, 2014 and 2015, respectively;

•	Insurance brokerage segment: commissions and advisory fees for (i) insurance and reinsurance brokerage services primarily paid by the insurance companies, and (ii) risk management consulting services primarily paid by the insureds, which accounted for 3.6%, 10.8% and 13.1% of our net revenues for 2013, 2014 and 2015, respectively;

•	Claims adjusting segment: commissions and fees primarily paid by the insurance companies and, to a lesser degree, by the insureds for the provision of claims adjusting services, which accounted for 14.9%, 13.6% and 10.7% of our net revenues for 2013, 2014 and 2015, respectively;

•	Other services: which consists of fees for non-insurance related services such as service fees derived from the referral of wealth management products and the provision of IT services. These other service fees accounted for 0.8%, nil and nil of our net revenues for 2013, 2014 and 2015, respectively.

The following table sets forth our total net revenues earned from each of our reporting segments both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Insurance agency segment	1,418,512	80.7	1,624,410	75.6	2,155,264	332,716	76.2
Insurance brokerage segment	63,418	3.6	232,620	10.8	369,198	56,994	13.1
Claims adjusting segment	261,206	14.9	292,981	13.6	303,846	46,906	10.7
Other services	13,888	0.8	—	—	—	—	—
Total net revenues	1,757,024	100.0	2,150,011	100.0	2,828,308	436,616	100.0

Net revenues from the insurance agency segment, in particular, automobile insurance products, have been our primary source of revenue since our inception. Net revenues from the insurance agency segment increased from 2013 to 2015. As per capita automobile ownership in China is still low, automobile sales in China still have significant growth potential. Therefore, we expect that automobile insurance products will continue to be a significant contributor to our total net revenues in the next several years.

We established an insurance brokerage business unit to expand into the business of offering commercial lines of property and casualty insurance in 2010. Net revenues from the insurance brokerage segment increased from 2013 to 2015 in both absolute amounts and as a percentage of our total net revenues, primarily reflecting the strong growth of our insurance brokerage business during the period. As we continue to grow our insurance brokerage business, we expect that net revenues from the insurance brokerage segment will remain stable as a percentage of our total net revenues in the next few years.

We began providing claims adjusting services in 2008. Net revenues from our claims adjusting segment increased from 2013 to 2015 in absolute amounts, primarily reflecting the stable growth of our claims adjusting business during the period. As we continue to grow our claims adjusting business, we expect that net revenues from claims adjusting services will remain stable as a percentage of our total net revenues in the next few years.

Net revenues from other services mainly includes non-insurance related services such as IT service fees. In 2013, we provided IT platform and software services to a third party and an affiliated entity through one of our subsidiaries, Litian Zhuoyue, including system operation, data storage, data maintenance, system security and efficiency maintenance, on-site support, software optimization and maintenance and other IT platform related services. We ceased providing IT services to these entities in 2014. But we resumed providing such services to these entities through another of our subsidiaries, Ying Si Kang Information in 2015. We do not expect these non-insurance related service fees to constitute a significant portion of our total net revenues in the future.

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

	Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	1,757,024	100.0	2,150,011	100.0	2,828,308	436,616	100.0
Operating costs	(1,293,372)	(73.6)	(1,615,157)	(75.1)	(2,150,506)	(331,981)	(76.0)
Selling expenses	(96,461)	(5.5)	(107,263)	(5.0)	(143,279)	(22,118)	(5.1)
General and administrative expenses	(349,205)	(19.9)	(396,692)	(18.5)	(456,001)	(70,394)	(16.1)
Total operating costs and expenses	(1,739,038)	(99.0)	(2,119,112)	(98.6)	(2,749,786)	(424,493)	(97.2)

Operating Costs

We incur costs primarily in connection with the distributions of insurance products and provisions of insurance brokerage and claims adjusting services. The costs that we incurred increased in absolute amounts each year from 2013 to 2015, primarily as a result of an increase in net revenues and an increase in the size of our sales force and the number of claims adjustors. We rely mainly on individual sales agents and a small number of in-house sales representatives, and to a much lesser degree, on our online insurance platform for the distributions of insurance products. For insurance and reinsurance brokerage services, we mainly rely on our in-house brokers and non-affiliated brokers. For claims adjusting services, we rely entirely on our in-house claims adjustors. Costs incurred as a percentage of net revenues increased from 2013 to 2015, primarily due to a significant rise in policy acquisition costs and commission costs as a result of increasing labor cost pressure and greater market competition. We anticipate that our costs will continue to increase in absolute amounts as we further grow our business.

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

General and Administrative Expenses

Our general and administrative expenses principally comprise:

•	salaries and benefits for our administrative staff;

•	share-based compensation expenses for managerial and administrative staff;

•	research and development expenses in relation to our mobile and online programs;

•	professional fees paid for valuation, market research, legal and auditing services;

•	compliance-related expenses, including expenses for professional services;

•	bad debt expenses for doubtful receivables

•	depreciations and amortizations;

•	office rental expenses;

•	travel and telecommunications expenses;

•	entertainment expenses;

•	office supply expenses for our administrative staff; and

•	foreign exchange loss.

We expect that our general and administrative expenses will increase as we hire additional administrative personnel, pay higher labor costs and incur additional costs in connection with the expansion of our business, and our efforts to develop our e-commerce platform.

Share-based compensation expenses. Share-based compensation expenses constituted one of the largest components of our general and administrative expenses in 2013, 2014 and 2015. We incurred share-based compensation with respect to certain managerial and administrative staff and a small number of sales agents in 2013, 2014 and 2015. The following table sets forth our share-based compensation expenses, both in absolute amounts and as percentages of our general and administrative expenses, for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Share-based compensation expenses	45,317	13.0	23,598	5.9	17,653	2,725	3.9
Others	303,888	87.0	373,094	94.1	438,348	67,669	96.1
General and administrative expenses	349,205	100.0	396,692	100.0	456,001	70,394	100.0

Our share-based compensation expenses in 2013, 2014 and 2015 were primarily attributable to the options granted in November 2008, March 2009 and March 2012.

For more information about our share-based compensation expenses, please see Note 19 to our audited consolidated financial statements included in this annual report.

Taxation

We and each of our subsidiaries and consolidated affiliated entities file separate income tax returns.

The Cayman Islands, the British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands and the British Virgin Islands, we and our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in those jurisdictions. Our subsidiary incorporated in Hong Kong is subject to a normal profits tax rate of 16.5% of its assessable profits for the years of assessment ending March 31, 2014, 2015 and 2016. Payment of dividends is not subject to withholding tax in Hong Kong.

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

Pursuant to a Notice of Preferential Policies of EIT, jointly issued by the PRC Ministry of Finance and the SAT on February 22, 2008, a newly established software enterprise was entitled to an exemption from EIT for the first two years and a 50% reduction of EIT for the following three years starting from the first profit-making year. Our affiliated entities, Litian Zhuoyue, Shenzhen CNinsure Software Technology Co., Ltd. (also known as Shenzhen Fanhua Software Technology Co., Ltd.) and Ying Si Kang Information, are entitled to the tax holidays under this notice from 2010 to 2014, 2012 to 2016 and 2014 to 2018, respectively.

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

Insurance agency services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. We have met all the four criteria of revenue recognition when the premiums are collected by us or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, we do not accrue any commission and fees prior to the receipt of the related premiums. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collected from the insured and the commission settlement confirmation is received from insurance companies, because the commission rate for brokerage services is negotiated case by case and our fees are fixed when such confirmation is received. No allowance for cancellation has been recognized for agency and brokerage businesses as we estimate, based on its past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been deminims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.2%, 0.2% and 0.2% of the total commission and fee revenues during years ended December 31, 2013, 2014 and 2015, respectively. For agency and brokerage services, we may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency and brokerage company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded when a performance target is being achieved.

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

We present revenue net of sales taxes incurred. The sales taxes amounted to RMB99.9 million, RMB121.0 million and RMB157.2 million (US$24.3 million) for the years ended December 31, 2013, 2014 and 2015, respectively. In March 2016, during the fourth session of the 12th National People’s Congress, it was announced that the VAT reform will be fully rolled out and extended to all industries including construction, real estate, financial services and lifestyle services. Subsequently, the SAT and Ministry of Finance jointly issued a Notice on Preparing for the Full Implementation of the VAT Reform (Cai Shui [2016] No. 32). Accordingly, we will pay value-added tax instead of business tax starting from May 1, 2016. We are in the process of evaluating the impact on our consolidated financial statements.

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

Share-based compensation expenses of RMB45.3 million, RMB23.6 million and RMB17.7 million (US$2.7 million) for the years ended December 31, 2013, 2014 and 2015, respectively, were included in the general and administrative expenses.

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

In 2013, 2014 and 2015, management compared the carrying value of each reporting unit, including assigned goodwill, to its respective fair value, which is step one of the two-step impairment test. The fair values of all reporting units were estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step two of the two-step goodwill impairment test was not required. Management concluded that goodwill was not impaired as of December 31, 2013, 2014 and 2015.

•	For the insurance agency segment, we projected a five-year discounted cash flow. Basic assumptions in the cash flow projection included, among others, an estimated annual growth of between 10% to 30% in net revenues in the coming 5 years with reference to the stabilizing growth rate in 2015, a terminal revenue growth rate of 3%, and gross profit margin of 22% to 23%, which is similar to the level in 2015. Any projection beyond 5 years by us cannot be estimated with reasonable accuracy, since the business environment is rapidly changing. The discount rate was set at 22.5%, based on the segment’s weighted average cost of capital and adjusted to reflect our and business-specific risks. For the agency segment, we had goodwill of RMB133.5 million (US$20.6 million) as of December 31, 2015. The estimated fair value of the reporting unit exceeded its carrying value by 100% at December 31, 2015. Consequently, no goodwill impairment has been recognized in 2015.

•	For the claims adjusting segment, related goodwill was completely written off in 2011.

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

Impairment of intangible assets with definite lives

We evaluate the recoverability of identifiable intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that these assets’ carrying amounts may not be recoverable. We measure the carrying amount of identifiable intangible asset with determinable useful live against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2013, 2014 and 2015, no impairment loss on identifiable intangible assets with determinable useful lives was recognized.

Impairment of indefinite-lived intangible assets

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quote from third party, if any. During the years ended December 31, 2013, 2014 and 2015, no impairment loss on its indefinite-lived intangible assets was recognized.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)". The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry specific guidance, in current U.S. generally accepted accounting principles. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 is originally effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

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

The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of this ASU is not expected to have a material impact on the our consolidated financial results or disclosures.

In September, 2015, the FASB issued a new pronouncement, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments.

Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In November, 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets.

The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent.

The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees' recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors' accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board's new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

As of March 31, 2016, we have not yet adopted the above-mentioned standards.

Results of Operations

The following table sets forth our net revenues, operating costs and expenses and income from operations by reportable segments for the periods indicated.

Before January 1, 2014, we operated in three operating segments: (1) property and casualty insurance; (2) life insurance; and (3) insurance claims adjusting services. In the first quarter of 2014, we realigned our financial reporting structure to more accurately reflect our organizational structure and changing business mix. Under the realigned business structure, our business is divided into three reporting operating segments: (1) insurance agency, (2) insurance brokerage, and (3) claims adjusting. Historical results reflecting the new business segments for 2013 are also restated.

	For the Year Ended December 31,
	2013	2013 to 2014 Percentage Change	2014	2014 to 2015 Percentage Change	2015

	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Income Data
Net revenues:
Agency	1,418,512	14.5	1,624,410	32.7	2,155,264	332,716
Brokerage	63,418	266.8	232,620	58.7	369,198	56,994
Claims adjusting	261,206	12.2	292,981	3.7	303,846	46,906
Other services	13,888	(100.0)	—	—	—	—
Total net revenues	1,757,024	22.4	2,150,011	31.5	2,828,308	436,616
Operating costs and expenses:
Operating costs:
Agency	(1,094,843)	15.3	(1,261,888)	32.8	(1,675,261)	(258,616)
Brokerage	(47,351)	292.0	(185,593)	58.3	(293,875)	(45,366)
Claims adjusting	(142,245)	17.9	(167,676)	8.2	(181,370)	(27,999)
Other services	(8,933)	—	—	—	—	—
Total operating costs	(1,293,372)	24.9	(1,615,157)	33.1	(2,150,506)	(331,981)
Selling expenses	(96,461)	11.2	(107,263)	33.6	(143,279)	(22,118)
General and administrative expenses	(349,205)	13.6	(396,692)	15.0	(456,001)	(70,394)
Total operating costs and expenses	(1,739,038)	21.9	(2,119,112)	29.8	(2,749,786)	(424,493)
Income (loss) from operations
Insurance agency	113,206	21.5	137,539	35.2	185,935	28,704
Insurance brokerage	9,699	267.0	35,603	40.6	50,074	7,730
Claims adjusting	27,077	(35.6)	17,442	(35.6)	11,233	1,735
Other	(131,996)	21.0	(159,685)	5.7	(168,720)	(26,046)
Income from operation	17,986	71.8	30,899	154.1	78,522	12,123
Other income, net:
Investment income	8,886	397.9	44,240	48.3	65,624	10,131
Interest income	84,250	(2.4)	82,251	(30.4)	57,234	8,835
Others, net	(4,601)	*	2,330	459.7	13,042	2,013
Income from operations before income taxes and income of affiliates	106,521	49.9	159,720	34.2	214,422	33,102
Income tax expense	(27,158)	(10.6)	(24,289)	6.5	(25,865)	(3,993)
Share of income of affiliates	20,621	48.6	30,649	(12.2)	26,924	4,156

	For the Year Ended December 31,
	2013	2013 to 2014 Percentage Change	2014	2014 to 2015 Percentage Change	2015

	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Net income	99,984	66.1	166,080	29.7	215,481	33,265
Less: Net income attributable to the noncontrolling interests	4,341	(0.5)	4,320	24.9	5,395	833
Net income attributable to the Company’s shareholders	95,643	69.1	161,760	29.9	210,086	32,432

___________________

*	Not meaningful for analysis because the percentage change is mathematically undeterminable or involves a change from income or benefit to loss or expense, or vice versa.

Year ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues

Our total net revenues increased by 31.5% from RMB2.2 billion in 2014 to RMB2.8 billion (US$436.6 million) in 2015 primarily attributable to increases in net revenues from our insurance agency, claims adjusting and insurance brokerage segments.

•	Net revenues from our insurance agency segment increased by 32.7% from RMB1.6 billion in 2014 to RMB2.2 billion (US$332.7 million) in 2015. The increase was primarily driven by (i) a 28.6% increase in net revenues derived from the property and casualty agency business from RMB1.4 billion in 2014 to RMB1.8 billion (US$283.3 million) for 2015, and (ii) a 62.2% increase in net revenues derived from the life insurance agency business from RMB197.2 million in 2014 to RMB319.9 million (US$49.4 million) for 2015. The growth of the property and casualty insurance agency business was primarily due to the growth of insurance premiums, as a result of increased marketing efforts and an increase in commission rates that we received from insurance companies. The increase in net revenues generated from the life insurance agency business was primarily driven by enhanced marketing efforts and the successful implementation of our cross-selling strategy.

•	Net revenues from insurance brokerage segment increased by 58.7% from RMB232.6 million in 2014 to RMB369.2 million (US$57.0 million) in 2015, primarily due to an increase in our customer base as a result of efforts to expand sales channels, develop innovative product offerings and cultivate markets.

•	Net revenues from our claims adjusting segment increased by 3.7% from RMB293.0 million in 2014 to RMB303.8 million (US$46.9 million) in 2015.

Operating Costs and Expenses

Operating costs and expenses increased by 29.8% from RMB2.1 billion in 2014 to RMB2.7 billion (US$424.5 million) in 2015.

Operating Costs. Our operating costs increased by 33.1% from RMB1.6 billion in 2014 to RMB2.2 billion (US$332.0 million) in 2015, primarily because of increases in operating costs for our agency insurance, brokerage insurance and claims adjusting segments.

•	Operating costs for our agency insurance segment increased by 32.8% from RMB1.3 billion in 2014 to RMB1.7 billion (US$258.6 million) in 2015, primarily driven by (i) a 29.8% increase in costs for our property and casualty insurance agency business from RMB1.1billion in 2014 to RMB1.5 billion (US$226.9 million) in 2015, and (ii) a 58.7% increase in costs for the life insurance agency business from RMB129.4 in 2014 to RMB205.3 million (US$31.7 million) in 2015, which were largely due to the increased costs associated with the sales growth and were in line with the growth in net revenues from the property and casualty insurance agency and life insurance agency businesses.

•	Operating costs for our brokerage insurance segment increased by 58.3% from RMB185.6 million in 2014 to RMB293.9 million (US$45.4 million) in 2015. The increase was primarily due to sales growth.

•	Operating costs for our claims adjusting segment increased by 8.2% from RMB167.7 million in 2014 to RMB181.4 million (US$28.0 million) in 2015. The increase was primarily due to an increase in payroll costs for claims adjustors and sales growth.

Selling Expenses. Our selling expenses increased by 33.6% from RMB107.3 million in 2014 to RMB143.3 million (US$22.1 million) in 2015 primarily due to an increase of RMB19.5 million (US$3.0 million) in marketing expenses to promote CNpad App in the fourth quarter of 2015.

General and Administrative Expenses. Our general and administrative expenses increased by 15.0% from RMB396.7 million in 2014 to RMB456.0 million (US$70.4 million) in 2015. The increase was primarily due to increases in research and development expenses associated with development of our online platforms, and increases in payroll expenses and conference expenses, partially offset by decreases in share-based compensation, amortization and depreciation expenses.

Income from Operations

As a result of the foregoing factors, income from operations increased by 154.1% from RMB30.9 million in 2014 to RMB78.5 million (US$12.1 million) in 2015.

•	Income from operations for our agency insurance segment increased by 35.2% from RMB137.5 million in 2014 to RMB185.9 million (US$28.7 million) in 2015.

•	Income from operations for our brokerage insurance segment increased by 40.6% from RMB35.6 million in 2014 to RMB50.1 million (US$7.7 million) in 2015.

•	Income from operations for our claims adjusting segment decreased by 35.6% from RMB17.4 million in 2014 to RMB11.2 million (US$1.7 million) in 2015. The decrease was mainly because we recorded stock compensation expense of RMB3.4 million (US$0.5 million), being the excess of (x) the estimated fair value of equity interests in CISLA transferred to CISLA's management and employees over (y) the purchases prices paid by them for such equity interests. .

•	Other loss from operations represented operating loss incurred by our headquarters, which was not allocated to each business segment. Operating loss incurred by our headquarters was RMB168.7 million (US$26.0 million) in 2015, increased by 5.7% from RMB159.7 million in 2014. The change was primarily due to general administration expenses related to the development of our online platforms.

Other Income

Investment Income. Investment income represents income received from short term investments in collective trust products and interbank deposits. Our investment income increased by 48.3% from RMB44.2 million in 2014 to RMB65.6 million (US$10.1 million) in 2015. The increase was primarily attributable to an increase in short term investment products.

Interest Income. Our interest income decreased by 30.4% from RMB82.3 million in 2014 to RMB57.2 million (US$8.8 million) in 2015. The decrease was primarily due to a decrease in term deposits as a result of the increased short-term investments and reduction of the interest bearing amounts due from an affiliate and other receivables.

Others, Net. Our other income, net, increased by 459.7% from RMB2.3 million in 2014 to RMB13.0 million (US$2.0 million) in 2015, which primarily consisted of (i) interest income of RMB7.8 million (US$1.2 million) from the loans granted to employees related to share issuances and subscriptions in November 2014 and December 2014, and (ii) government subsidies.

Income from Operations before Income Taxes and Income of Affiliates

As a result of the foregoing factors, our income from operations before income taxes and income of affiliates increased by 34.2% from RMB159.7 million in 2014 to RMB214.4 million (US$33.1 million) in 2015.

Income Tax Expense

Our income tax expense increased by 6.5% from RMB24.3 million in 2014 to RMB25.9 million (US$4.0 million) in 2015. The effective tax rate in 2015 was 12.1% compared with 15.2% in 2014. The decrease in effective tax rate was primarily due to preferential tax treatment enjoyed by one of our subsidiaries.

Share of Income of Affiliates

Our share of income of affiliates decreased by 12.2% from RMB30.6 million in 2014 to RMB26.9 million (US$4.2 million) in 2015, which was primarily due to decreased profits from Sincere Fame, in which we own 20.6% equity interest, resulting from (i) narrower interest spreads as a result of reduction in interest rates charged to customers for retail loans; (ii) increased marketing expenses related to its online platform; and (iii) a change in its accounting recognition method for its service fees

Net Income

As a result of foregoing factors, our net income increased by 29.7% from RM166.1 million in 2014 to RMB215.5 million (US$33.3 million) in 2015.

Net Income Attributable to the Noncontrolling Interests

Our net income attributable to the non-controlling interests increased by 24.9% from RMB4.3 million in 2014 to RMB5.4 million (US$0.8 million) in 2015.

Net Income Attributable to the Company’s Shareholders

As a result of the foregoing, our net income attributable to our shareholders increased by 29.9% from RMB161.8 million in 2014 to RMB210.1 million (US$32.4 million) in 2015.

Year ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues

Our total net revenues increased by 22.4% from RMB1.8 billion in 2013 to RMB2.2 billion in 2014 primarily attributable to increases in net revenues from our insurance agency, claims adjusting and insurance brokerage segments.

•	Net revenues from our insurance agency segment increased by 14.5% from RMB1.4 billion in 2013 to RMB1.6 billion in 2014, primarily resulting from the increases in sales volume and acquisition of three agency companies in April 2014.

•	Net revenues from insurance brokerage segment increased by 266.8% from RMB63.4 million in 2013 to RMB232.6 million in 2014, primarily due to an increase in our customer base as a result of efforts to expand sales channels, develop innovative product offerings and cultivate markets in the past three years and the low base in this segment during year of 2013.

•	Net revenues from our claims adjusting segment increased by 12.2% from RMB261.2 million in 2013 to RMB293.0 million in 2014. The increase primarily resulted from sales volume growth in the auto-related claims adjustment business.

Operating Costs and Expenses

Operating costs and expenses increased by 21.9% from RMB1.7 billion in 2013 to RMB2.1 billion in 2014.

Operating Costs. Our operating costs increased by 24.9% from RMB1.3 billion in 2013 to RMB1.6 billion in 2014, primarily because of increases in operating costs for our agency insurance, brokerage insurance and claims adjusting segments.

•	Operating costs for our agency insurance segment increased by 15.3% from RMB1.1 billion in 2013 to RMB1.3 billion in 2014. The significant increase was primarily due to the increase in commissions and fees paid to our sales agents, which reflected higher incentives to sales agents to promote the adoption of CNpad applications.

•	Operating costs for our brokerage insurance segment increased by 292.0% from RMB47.4 million in 2013 to RMB185.6 million in 2014. The increase was primarily due to sales growth.

•	Operating costs for our claims adjusting segment increased by 17.9% from RMB142.2 million in 2013 to RMB167.7 million in 2014. The increase was primarily due to an increase in sales volume and increased salaries for claims adjustors.

Selling Expenses. Our selling expenses increased by 11.2% from RMB96.5 million in 2013 to RMB107.3 million in 2014 primarily due to an increase in vehicle, office and marketing expenses.

General and Administrative Expenses. Our general and administrative expenses increased by 13.6% from RMB349.2 million in 2013 to RMB396.7 million in 2014. The increases is mainly due to expenses incurred on research and development of online projects like CNpad, eHuzhu, Baoxian.com and Chetong.net, offset by a decrease in share-based compensation expense.

Income from Operations

As a result of the foregoing factors, income from operations increased by 71.8% from RMB18.0 million in 2013 to RMB30.9 million in 2014.

•	Income from operations for our agency insurance segment increased by 21.5% from RMB113.2 million in 2013 to RMB137.5 million in 2014.

•	Income from operations for our brokerage insurance segment significantly increased by 267.0% from RMB9.7 million in 2013 to RMB35.6 million in 2014.

•	Income from operations for our claims adjusting segment decreased by 35.6% from RMB27.1 million in 2013 to RMB17.4 million in 2014.

•	Other loss from operations represented operating loss incurred by the headquarters which was not allocated to each business segment. Operating loss incurred by the headquarters was RMB159.7 million in 2014, increased by 21.0% from RMB132.0 million in 2013. The change was primarily due to general administration expenses related to on line initiatives incurred by the headquarters.

Other Income

Investment Income. Investment income represents income received from short term investments in collective trust products and interbank deposits. Our investment income increase by 397.9% from RMB8.9 million in 2013 to RMB44.2 million in 2014. The increase was primarily attributable to an increase in short term investment products.

Interest Income. Our interest income decreased by 2.4% from RMB84.3 million in 2013 to RMB82.3 million in 2014. The decrease was primarily due to a decrease in term deposits as a result of the increased short-term investments.

Others, Net. Our other income, net, was a loss of RMB4.6 million in 2013 compared to an income of RMB2.3 million in 2014, primarily due to the write-down of dividends receivables from Datong in 2013.

Income from Operations before Income Taxes and Income of Affiliates

As a result of the foregoing factors, our income from operations before income taxes and income of affiliates increased by 49.9% from RMB106.5 million in 2013 to RMB159.7 million in 2014.

Income Tax Expense

Our income tax expense decreased by 10.6% from RMB27.2 million in 2013 to RMB24.3 million in 2014. The effective tax rate in 2014 was 15.2% compared with 25.5% in 2013 due to (1) a tax exemption for two years and a 50% tax reduction for the succeeding three years enjoyed by our subsidiary, Ying Si Kang Information, starting from January 1, 2014; and (2) higher share-based compensation expenses charged for fiscal year 2013 which were non-tax deductible.

Share of Income of Affiliates

Our share of income of affiliates increased by 48.6% from RMB20.6 million in 2013 to RMB30.6 million in 2014, primarily due to the rapid growth of net income generated by Sincere Fame.

Net Income

As a result of foregoing factors, our net income increased by 66.1% from RMB100.0 million in 2013 to RM166.1 million in 2014.

Net Income Attributable to the Noncontrolling Interests

Our net income attributable to the non-controlling interests slightly decreased by 0.5% from RMB4.3 million in 2013 to RMB4.3 million in 2014.

Net Income Attributable to the Company’s Shareholders

As a result of the foregoing, our net income attributable to our shareholders increased by 69.1% from RMB95.6 million in 2013 to RMB161.8 million in 2014.

Inflation

Inflation in China has impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.4%, 2.6%, 2.6%, 2.0% and 1.4% in 2011, 2012, 2013 , 2014 and 2015, respectively. Our operating costs and expenses, such as sales agent and employee compensation and office operating expenses, increased significantly partly as a result of inflation in 2014 and 2015. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation significantly reduced the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China. If high inflation persists in China in the future, our operational results may continue to be significantly affected.

Foreign Currency

The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB6.4491 per U.S. dollar in December 2015. The fluctuation of the exchange rate between the RMB and U.S. dollar and HK dollar resulted in foreign currency translation gain of RMB6.2 million (US$1.0 million) in 2015, when we translated our financial assets from U.S. dollar and HK dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3. Key Information — D.Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities. As of December 31, 2015, we had RMB1.1 billion (US$172.2 million) in cash. Our cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to fund acquisitions, developments of online projects including CNpad, Baoxian.com, eHuzhu and Chetong.net (an online platform previously operated by us), establishing sales outlets, working capital requirements, automobiles and office equipment purchases, office renovation and rental deposits.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	185,945	261,649	281,304	43,426
Net cash used in investing activities	(419,308)	(445,395)	(1,131,551)	(174,681)
Net cash generated from (used in) financing activities	3,350	(7,817)	(143,708)	(22,185)
Net decrease in cash and cash equivalents	(230,013)	(191,563)	(993,955)	(153,440)
Cash and cash equivalents at the beginning of the year	2,525,618	2,288,623	2,103,068	324,658
Cash and cash equivalents at the end of the year	2,288,623	2,103,068	1,115,266	172,167

Operating Activities

Net cash generated from operating activities amounted to RMB281.3 million (US$43.4 million) for the year ended December 31, 2015, primarily attributable to (i) a net income of RMB215.5 million (US$33.3 million), (ii) an add-back of depreciation of RMB18.4 million (US$2.8 million), amortization of acquired intangible assets of RMB11.6 million (US$1.8 million) and compensation expenses associated with stock options of RMB17.7 million (US$2.7 million), which were non-cash items, and (iii) an increase of accounts payable of RMB33.0 million (US$5.1 million) and other payable of RMB71.5 million (US$11.0 million) due to an increase in the operational expenses that had accrued but were not settled in the fourth quarter of 2015, partially offset by (i) an increase of accounts receivable of RMB61.4 million (US$9.5 million) as a result of sales growth and improvement of accounts receivable collections in our claims adjusting segment, (ii) share of income of affiliates of RMB26.9 million (US$4.2 million), which was also included in net income but did not have cash flow effect during the period, and (iii) RMB31.1 million (US$4.8 million) in investment income from collective trust funds and inter-bank deposit.

Net cash generated from operating activities amounted to RMB261.6 million for the year ended December 31, 2014, primarily attributable to (i) a net income of RMB166.1 million, (ii) an add-back of depreciation of RMB28.2 million, amortization of acquired intangible assets of RMB16.8 million and compensation expenses associated with stock options of RMB23.6 million, which were non-cash items, and (iii) an increase of accounts payable of RMB27.5 million, partially offset by (i) share of income of affiliates of RMB30.6 million which was also included in net income but did not have cash flow effect during the period and (ii) RMB15.4 million in investment income from investment in collective trust funds and inter-bank deposit.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2015 was RMB1.1 billion (US$174.7 million), primarily attributable to cash used to purchase financial products including collective trust funds and inter-bank deposits of RMB2.3 billion (US$ 356.4 million), partially offset by (i) proceeds from short term investments of RMB994.8 million (US$153.6 million) that had matured and (ii) repayment from related parties of RMB181.2 million (US$ 28.0 million).

Net cash used in investing activities for the year ended December 31, 2014 was RMB445.4 million, primarily attributable to (i) cash used to purchase short term investments in financial products of RMB546.6 million, (ii) cash paid out for acquisitions of subsidiaries of RMB62.7 million, and (iii) cash advance to related parties of RMB62.7 million, which mainly consisted of advances made to Sincere Fame, partially offset by (i) proceeds from disposal of short term investments of RMB118.2 million and (ii) a decrease in other receivables of RMB113.6 million, mainly representing an repayment in loans from Jintaiping.

Net cash used in investing activities for the year ended December 31, 2013 was RMB419.3 million, primarily attributable to (i) purchases of short term investments in financial products of RMB283.9 million, (ii) payment for the purchase of office equipment of RMB36.2 million, (iii) increase in other receivables of RMB67.7 million, mainly representing an increase in loans to Jintaiping, and (iv) advance made to related parties of RMB62.3 million, of which mainly consist of advances made to Sincere Fame.

Financing Activities

Net cash used in financing activities was RMB143.7 million (US$22.2 million) for the year ended December 31, 2015, mainly attributable to payments totaling RMB153.5 million (US$23.7 million) for acquisitions of noncontrolling interests in subsidiaries.

Net cash used in financing activities was RMB7.8 million for the year ended December 31, 2014, attributable to payment of RMB11.0 million for acquisitions of noncontrolling interests in subsidiaries, offset by proceeds received on exercise of stock options of RMB3.2 million.

Net cash generated from financing activities was RMB3.4 million for the year ended December 31, 2013, attributable to a capital injection from noncontrolling interests of RMB3.4 million.

Capital Expenditures

We incurred capital expenditures of RMB6.3 million, RMB6.2 million and RMB6.7 million (US$1.0 million) for the years ended December 31, 2013, 2014 and 2015, respectively. Our capital expenditures have been used primarily to construct our online platforms including CNpad and to purchase automobiles and office equipment for newly established insurance intermediary companies. We estimate that our capital expenditures will increase in the following two or three years as we further expand our distribution and service network in China, and construct our e-commerce insurance platform. We anticipate funding our future capital expenditures primarily with net cash flows from financing and operating activities.

Borrowings

As of each of December 31, 2014 and 2015, we had no short-term or long-term bank borrowings.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China and to a lesser degree our consolidated affiliated entities, namely, Xinbao Investment and its subsidiaries. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries and consulting and service fees paid by our subsidiaries and consolidated affiliated entities. If our subsidiaries or any consolidated affiliated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of EIT on dividend derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividend distributed by such foreign-invested enterprises. As of December 31, 2015, our restricted net asset was RMB2.2 billion (US$334.1 million), including RMB78.8 million (US$12.2 million) restricted net assets of our consolidated affiliated entities. This amount is composed of the registered equity of our PRC subsidiaries and consolidated affiliated entities and the statutory reserves described above.

We conduct part of our operations through our consolidated affiliated entities. In the years ended December 31, 2013, 2014 and 2015, aggregate revenues derived from our consolidated affiliated entities contributed 7.2%, 3.4% and 3.8%, respectively, of our total consolidated net revenues, based on our corporate structure as of the end of each year. Our operations that are not conducted through contractual arrangements with our consolidated affiliated entities primarily consist of our insurance agency, insurance brokerage and claims adjusting businesses. As of December 31, 2014 and 2015, our consolidated affiliated entities accounted for an aggregate of 1.7% and 2.6%, respectively, of our consolidated total assets. The assets that are not associated with our consolidated affiliated entities primarily consists of cash and cash equivalents, restricted cash, short term investments, accounts receivable, insurance premium receivables, other receivables, deferred tax assets, amounts due from related parties, other current assets, property, plant and equipment, goodwill, intangible assets, deferred tax assets, investments in affiliates and other non-current assets. As of December 31, 2014 and 2015, our consolidated affiliated entities accounted for an aggregate of 9.3% and 18.1%, respectively, of our consolidated total liabilities. Our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn partially depend upon earnings of our consolidated affiliated entities transferred to our subsidiaries in the form of payments under the technology consulting and services agreements. As of December 31, 2015, the total amount of service fees payable to our wholly owned subsidiaries from our consolidated affiliated entities was nil. As of December 31, 2015, we had aggregate undistributed earnings of approximately RMB2.0 billion (US$301.7 million) that were available for distribution, including RMB2.9 million (US$0.4 million) undistributed earnings of our consolidated affiliated entities. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. As a result, as of December 31, 2015, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)

Operating lease obligations	65,404	31,152	23,596	10,656	—
Total	65,404	31,152	23,596	10,656	—

Not included in the table above are uncertain tax liabilities of RMB70.4 million (US$10.9 million). As we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, such liabilities are excluded from the contractual obligations table above.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2015.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chunlin Wang	46	Chief Executive Officer and Director
Peng Ge	44	Chief Financial Officer
Yinan Hu	50	Chairman
Xiaojun Shang.	42	Director
Yunxiang Tang	70	Independent Director
Stephen Markscheid.	62	Independent Director
Allen Warren Lueth	47	Independent Director
Mengbo Yin	60	Independent Director

Mr. Chunlin Wang has been our chief executive officer since October 2011 and became our director in March 2016. From April 2011 to October 2011, he was our chief operating officer. From January 2007 to October 2011, he was vice president and head of the property and casualty insurance unit of our company. From 2003 to January 2007, he served as assistant to our chairman. From 2002 to 2005, he served as the general manager of Guangdong Nanfeng, one of our first affiliated insurance intermediaries in the PRC. From 1998 to 2002, Mr. Wang served as a branch manager at Guangzhou Nanyun Car Rental Services Co., Ltd. and later Guangdong Nanfeng Automobile Association Co., Ltd., our predecessors. Mr. Wang received his bachelor’s degree in law from Central-Southern University of Politics and Law in China.

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

Mr. Stephen Markscheid has been our independent director since August 2007. Mr. Markscheid is currently a partner at Wilton Partners, a Shanghai based boutique investment bank. He is a member of the board of directors and a member of the audit committee, compensation committee and/or nomination committee of Jinko Solar, Inc., China Ming Yang Wind Group Limited and ChinaCast Education Corporation, all of which are public companies listed in U.S. He is also a trustee of Princeton-in-Asia, a nonprofit social service organization affiliated with Princeton University. From 2007 to 2015, he was the chief executive officer of Synergenz BioScience, Inc., a genomics company based in Hong Kong. Prior to that, Mr. Markscheid was the chief executive officer of HuaMei Capital Company, Inc., a Sino-U.S. investment advisory firm from 2006 to 2007. From 1998 to 2006, Mr. Markscheid served as senior vice president for global risk for GE Healthcare Financial Services and director of business development of GE Capital. Prior to joining GE, Mr. Markscheid worked as case leader for the Boston Consulting Group throughout Asia from 1994 to 1997. Prior to that, Mr. Markscheid had been a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. Mr. Markscheid received his bachelor’s degree in East Asian studies from Princeton University, a master’s degree in international affairs and economics from the School of Advanced International Studies at Johns Hopkins University, and an MBA degree from Columbia University.

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

In 2015, the aggregate cash compensation, including reimbursement of expenses, to our executive officers was approximately RMB2.3 million (US$0.4 million), and the aggregate cash compensation to our non-executive directors was approximately RMB2.0 million (US$0.3 million).

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

On November 21, 2008, our board of directors approved the grant of options to purchase an aggregate of 32,000,000 ordinary shares to various directors, officers and employees pursuant to the 2007 Share Incentive Plan (the “2008 Option”). The exercise price of these options is US$0.28 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). The options are scheduled to vest over a four-year period starting from March 31, 2010, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. During 2015, in connection with the 2008 Option, options to purchase 374,540 ordinary shares were exercised and nil ordinary shares were forfeited.

On March 9, 2009, our board of directors voted to grant options to purchase an aggregate of 10,000,000 ordinary shares to employees under the amended and restated 2007 Share Incentive Plan (the “2009 Option”). The exercise price of these options is US$0.34 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). These options are scheduled to vest over a four-year period starting from March 31, 2010, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. During 2015, in connection with the 2009 Option, options to purchase 394,420 ordinary shares were exercised, and options to purchase 30,100 ordinary shares were forfeited.

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

In November 2014, the board and compensation committee passed a resolution to modify the exercise price of the 2012 Options. The exercise price of the rest of the 2012 Options was reduced from US$0.30 per ordinary share (for certain directors, officers, key employees and sales agents) and US$0.31 per ordinary share (for two independent directors who are residents of the United States) to US$0.001 per ordinary share while the maximum aggregate award of 96,645,000 ordinary shares was reduced to 46,722,500 ordinary shares. The options are subject to the same service period. As of December 31, 2014, except for the options granted to one of the independent directors, outstanding options to purchase 91,327,722 ordinary shares were modified into 45,663,861 shares options. There was no incremental cost as a result of such option modification. During the year ended December 31, 2015, in connection with the 2012 Options, options to purchase 5,985,760 ordinary shares had been exercised and 399,228 ordinary shares had been forfeited due to option holders’ failure to meet the performance target or termination of employment or agency contracts.

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

As of March 31, 2016, options to purchase 74,960,552 ordinary shares of CNinsure were outstanding. The following table summarizes, as of March 31, 2016, the outstanding options that we granted to our directors and executive officers and to other individuals as a group.

Name	Options Outstanding	Exercise Price (Per Ordinary Share)(US$)	Grant Date	Expiration Date
Chunlin Wang	2,000,000	0.001	March 12, 2012	March 12, 2022
	2,050,000	0.278	November 21, 2008	December 31, 2017
Peng Ge	2,000,000	0.001	March 12, 2012	March 12, 2022
	3,350,000	0.278	November 21, 2008	December 31, 2017
Yinan Hu	2,000,000	0.001	March 12, 2012	March 12, 2022
	4,500,000	0.278	November 21, 2008	December 31, 2017
Xiaojun Shang	—	—	—	—
Yunxiang Tang	400,000	0.001	March 12, 2012	March 12, 2022
Stephen Markscheid	800,000	0.001	March 12, 2012	March 12, 2022
	600,000	0.278	November 21, 2008	December 31, 2017
Allen Warren Lueth	1,600,000	0.3135	March 12, 2012	March 12, 2022
	600,000	0.278	November 21, 2008	December 31, 2017
Mengbo Yin	800,000	0.001	March 12, 2012	March 12, 2022
	400,000	0.278	November 21, 2008	December 31, 2017
Other individuals as a group	31,159,132	0.001	March 12, 2012	March 12, 2022
	6,575,480	0.336	March 9, 2009	December 31, 2017
	16,125,940	0.278	November 21, 2008	December 31, 2017

____________________

InsCom Holdings Options

On March 29, 2012, the shareholders of InsCom Holdings, a subsidiary in which we hold 65.1% equity interest, adopted a share incentive plan, under which a maximum number of 202,400,000 ordinary shares of InsCom Holdings can be granted as options, equal to 20% of the total number of ordinary shares outstanding of InsCom Holdings as at March 28, 2012.

On April 2, 2012, InsCom Holdings granted options to purchase 36,515,586 ordinary shares of InsCom Holdings to certain property and casualty insurance sales agents and options to purchase 24,492,750 ordinary shares of InsCom Holdings to certain employees of InsCom Holdings and the headquarter at an exercise price of RMB1.00 per ordinary share (the “2012 InsCom Option”). Pursuant to the option agreements entered into between InsCom Holdings and the option grantees, these options were scheduled to vest over a two-year period from 2012 to 2013. The number of options that the grantees are entitled to in each year was calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued services. The expiration dates for the 2012 InsCom Options granted to agents and employees are December 31, 2014 and June 30, 2017, respectively.

On June 24, 2013, InsCom Holdings granted options to purchase 5,914,312 of its ordinary shares to certain sales agents and 14,744,000 of its ordinary shares to the employees of InsCom Holdings and its affiliates and the headquarter at an exercise price of RMB1.2 per ordinary share (the “2013 InsCom Option ”). Pursuant to the option agreements entered into between InsCom Holdings and the option grantees, the options are scheduled to vest over a two-year period from 2013 to 2014. The number of options that the grantees are entitled to in each year was calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued services. The expiration dates for the 2013 InsCom Options granted to agents and employees are December 31, 2014 and June 30, 2018, respectively.

In December 2013, the board of directors of InsCom Holdings approved an option modification to extend the expiration dates of both the 2012 InsCom Options and 2013 InsCom Options for one year and revised the exercise price of the options to RMB0.025 per ordinary share, the fair value as of the modification date.

On July 1, 2014, InsCom Holdings granted options to purchase 3,477,281 of its ordinary shares to its entrepreneurial agents and 8,189,000 ordinary shares to the employees of InsCom Holdings and CNinsure at an exercise price of RMB0.028 per ordinary share. Pursuant to the option agreements entered into between InsCom Holdings and the option grantees, the options are scheduled to vest over a two-year period from 2014 to 2015. The number of options that the grantees are entitled to in each year was calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued services. The expiration dates for options granted to agents and employees are December 31, 2016 and June 30, 2018, respectively.

On October 1, 2015, the board of directors of InsCom Holdings approved an option modification to further extend the expiration dates of the 2012 InsCom Options and 2013 InsCom Options to December 31, 2020.

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

In compliance with Rule 5605 of the Nasdaq Listing Rules, a majority of our directors and all of the committee members of our board of directors are independent directors. During 2015, our board of directors met in person or passed resolutions by unanimous written consent 4 times. In addition, our independent directors held executive sessions without the presence of non-independent directors or members of management twice during 2015. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

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

In 2015, our audit committee held meetings or passed resolutions by unanimous written consent four times.

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

In 2015, our compensation committee held meetings or passed resolutions by unanimous written consent twice.

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

In 2015, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent third times.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time. In certain limited circumstances, it may be possible for our shareholders to bring a derivative action on behalf of our company if a duty owed by our directors to our company is breached.

Terms of Directors and Executive Officers

All directors hold office until their successors have been duly elected and qualified. Outside of certain specified circumstances, including a director resigns, becoming bankrupt or of unsound mind or being absent from board meetings without special leave of absence for six consecutive months, a director may only be removed by a special resolution of the shareholders. Officers are elected by and serve at the discretion of the board of directors. We do not have contracts in place with any of our directors providing for benefits upon termination of employment. For the period during which the directors and executives have served in the office, please see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.”

D.	Employees

Employees, Sales Agents and Training

We had 4,288, 3,867 and 4,157 employees as of December 31, 2013, 2014 and 2015, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees by function as of December 31, 2015:

	Number of Employees	% of Total
Management and administrative staff	2,062	49.6
Financial and accounting staff	334	8.0
Sales and marketing staff	198	4.8
Professional claims adjustors	1,451	34.9
Information technology staff	112	2.7
Total	4,157	100

As of December 31, 2013, 2014 and 2015, we had 51,583, 62,248 and 116,164 sales representatives, respectively. 99.9% of these sales representatives are independent sales agents who are not our employees and are only compensated by commissions. We have contractual relationships with these sales agents. For the sale of each property and casualty insurance policy or life insurance policy with a single premium payment schedule, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each life insurance policy with a periodic premium payment schedule, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period.

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

The following table sets forth information with respect to the beneficial ownership of our shares, as of March 31, 2016, by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

As of March 31, 2016, there were 1,155,162,526 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned(1) (2)
	Number	%
Directors and Executive Officers:
Chunlin Wang(3)	194,576,540	16.8%
Peng Ge(4)	195,876,540	16.9%
Yinan Hu(5)	199,468,110	17.2%
Xiaojun Shang	—	—
Yunxiang Tang	*	*
Stephen Markscheid	*	*
Allen Warren Lueth	*	*
Mengbo Yin	*	*
All Directors and Executive Officers as a Group(6)	403,914,650	34.4%

Principal Shareholders:
Sea Synergy Limited(7)	183,198,110	15.9%
Kingsford Resources Limited(8)	190,826,540	16.5%
High Rank Investments Limited(8)	190,826,540	16.5%
Better Rise Investments Limited(8)	190,826,540	16.5%
S. Donald Sussman(9)	68,487,280	5.9%
Norges Bank (The Central Bank of Norway)(10)	78,300,000	6.8%

__________________

*	Less than 0.5% of our total outstanding ordinary shares.

†	Except for Ms. Shang and independent directors, the business address of our directors and executive officers is c/o 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China.

(1)	The number of shares beneficially owned by each director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after March 31, 2016.

(2)	Percentage of beneficial ownership of each director and executive officer is based on 1,155,162,526 ordinary shares outstanding as of March 31, 2016, and the number of ordinary shares underlying options held by such person that have vested or will vest within 60 days after March 31, 2016.

(3)	Includes (i) 115,483,560 ordinary share and 75,342,980 ordinary shares in the form of ADSs held by Kingsford Resources Limited, or Kingsford Resources, and (ii) 3,750,000 ordinary shares that are issuable upon exercise of options held by Mr. Chunlin Wang within 60 days after March 31, 2016. Mr. Chunlin Wang holds approximately 32.9% of the total outstanding shares of Better Rise Investments. Better Rise Investments owns approximately 30.6% of Kingsford Resources Limited, or Kingsford Resources. Mr. Wang disclaims direct beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest through Better Rise Investment therein.

(4)	Includes (i) 115,483,560 ordinary share and 75,342,980 ordinary shares in the form of ADSs held by Kingsford Resources, and (ii) 5,050,000 ordinary shares that are issuable upon exercise of options held by Mr. Ge within 60 days after March 31, 2016. Mr. Ge holds approximately 67.1% of the total outstanding shares of Better Rise Investments, which in turn holds approximately 30.6% of the total outstanding shares of Kingsford Resources. Mr. Ge disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(5)	Includes (i) 10,070,000 ordinary shares in the form of ADSs of our company acquired by Mr. Hu on the open market, (ii) 6,200,000 ordinary shares issuable upon exercise of options held by Mr. Hu within 60 days after March 31, 2016 and (iii) 183,198,110 ordinary shares of our company directly held by Sea Synergy Limited, or Sea Synergy. Mr. Hu and his wife hold approximately 98.6% and 1.4%, respectively, of the total outstanding shares of Sea Synergy. Mr. Hu disclaims beneficial ownership of all of our shares held by Sea Synergy except to the extent of his pecuniary interest therein.

(6)	Includes ordinary shares beneficially owned by all of our directors and executive officers as a group and ordinary shares underlying all options held by such persons that have vested or will vest within 60 days after March 31, 2016.

(7)	Includes 183,198,110 ordinary shares of our company directly held by Sea Synergy. Mr. Hu and his wife hold approximately 98.6% and 1.4%, respectively, of the total outstanding shares of Sea Synergy. The registered address of Sea Synergy is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)	Includes 115,483,560 ordinary share and 75,342,980 ordinary shares in the form of ADSs of our company directly held by Kingsford Resources. High Rank Investments Limited and Better Rise Investments hold 69.4% and 30.6% of the total outstanding shares of Kingsford Resources, respectively. Mr. Qiuping Lai, former president of CNinsure, holds 100% of the outstanding shares of High Rank Investments. Mr. Chunlin Wang and Mr. Ge hold 32.9% and 67.1% of the outstanding shares of Better Rise Investments, respectively. Mr. Lai, Mr. Chunlin Wang and Mr. Ge hold 69.4%, 10.1% and 20.5% shared voting power of Kingsford Resources, respectively, and each has the authority to vote the percentage of shares owned by Kingsford Resources that is proportionate to their respective interests in Kingsford Resources. Kingsford Resources entered into a share purchase and sale agreement on January 4, 2015, as amended on August 12, 2015, with CDH Inservice Limited, or CDH Inservice, pursuant to which Kingsford Resources purchased from CDH Inservice an aggregate of 91,600,000 ordinary shares and 3,151,149 ADSs, resulting in Kingsford Resource’s holdings in our company increasing from 3.6% to 16.6% and CDH Inservice’s holdings in our company decreasing from 16.6% to zero. The registered address of Kingsford Resources is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. The principal business address for High Rank Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal business address for Better Rise Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(9)	As reported on Schedule 13D/A filed by Cathay Capital Holdings II, L.P., or Cathay Capital, on January 8, 2013, the number includes (1) 21,511,600 ordinary shares in the form of ADS of our company directly held by Mr. Sussman, (2) 271,320 ordinary shares in the form of ADS of our company held by a grantor retained annuity trust, of which Mr. Sussman is a co-trustee, acquired through transfers of ordinary shares from Mr. Sussman to the grantor retained annuity trust, (3) 4,292,420 ordinary shares in the form of ADSs of our company held by Caremi Partners Ltd., of which Mr. Sussman is the sole shareholder, (4) 10,013,120 ordinary shares in the form of ADS of our company directly held collectively by Paloma Partners LLC, or Paloma Partners, and Paloma International Limited, or Paloma Limited. Mr. Sussman is Chairman and founder of Paloma Partners Management Company, or PPMC, and co-owns PPMC with certain of its senior employees. PPMC is the special member of Paloma Partners, provides advisory and non-advisory services to Paloma Limited and Paloma Partners based on a services agreement, (5) 32,294,420 ordinary shares of in the form of ADS of our company directly held by Cathay Capital. Mr. Sussman is the co-owner of Cathay Master GP, Ltd., the general partner of Cathay Capital. He is also the owner of New China Capital Management, LP, the investment manager for Cathay Capital, and (6) 104,400 ordinary shares in the form of ADS of our company directly held by Cathay Investment Fund, Limited, or CIF. Mr. Sussman directly and/or indirectly owns 50% of New China Investment Management, Inc., the investment manager for CIF. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2016. The business address of Mr. Sussman is 6100 Red Hook Quarters, Suite C1-C6 St. Thomas, United Virgin Islands 00802-1348.

(11)	Represents 78,300,000 ordinary shares in the form of ADSs of our company held by Norges Bank, as reported on Schedule 13G/A filed by Norges Bank on February 7, 2013. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2016. The address of Norges Bank is Bankplassen 2, PO Box 1179 Sentrum, NO 0107 Oslo, Norway.

On January 5, 2015, Kingsford Resources entered into a share purchase and sale agreement, which was amended on August 12, 2015, with CDH Inservice in a privately negotiated transaction, pursuant to which Kingsford Resources, collectively held by Mr. Lai, Mr. Chunlin Wang and Mr. Ge, has agreed to purchase from CDH Inservice 7,731,149 ADSs, or its equivalent in ordinary shares of our company, at a price of US$7 per ADS, or US$0.35 per ordinary share, for total compensation of US$54.1 million. The 7,731,149 ADSs represent the entire interests in our company held by CDH Inservice as of January 5, 2015. 3,865,575 ADSs or its equivalent in ordinary shares were delivered by CDH Inservice to Kingsford Resources on January 15, 2015 and the remaining 3,865,574 ADSs or its equivalent in ordinary shares were delivered on August 13, 2015.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2016, J.P. Morgan Chase Bank, N.A., or J.P. Morgan, the depositary for our ADS program, is our only record holder in the United States, holding approximately 61.1% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Amounts Due from an Affiliate and its Subsidiaries

We agreed to grant a revolving loan with a maximum amount of US$50.0 million (equivalent to RMB318.0 million as per the agreement) to Sincere Fame, and its subsidiaries, pursuant to a facility letter, or the Facility entered in October 2011. The facility is valid for two years and was renewed for another two years in October 2013 and October 2015. On January 1, 2012, we and Sincere Fame further entered into a supplemental loan agreement, which established the legal rights to offset the interests and amounts receivable and payable between us and Sincere Fame, and all subsidiaries of us and Sincere Fame. These amounts are unsecured, bear interest at 7.3% and are repayable on demand. As of December 31, 2015, the amount due from Sincere Fame and its subsidiaries represented RMB36.5 million (US$5.6 million) interest receivable.

Shares Sold to Employee Companies and Subscription Receivables from Employee Companies

In November 2014, we entered into share purchase agreements with companies established on behalf of our employees, or the Employee Companies, for the issuance of up to 100,000,000 ordinary shares of our company. In December 2014, we increased the new shares issued to the employees to 150,000,000 ordinary shares, representing approximately 13.0% of our enlarged total share capital upon completion of the transaction. The purchase price for the 100,000,000 ordinary shares is US$0.27 per ordinary share or US$5.40 per ADS, while the purchase price for the additional 50,000,000 ordinary shares is US$0.29 per ordinary share or US$5.8 per ADS, both of which are the average closing prices for the 20 trading days prior to the board approvals. The shares purchased by the Employee Companies were subject to a 180 days lock-up. The sale of shares to the Employee Companies was completed on December 17, 2014. As of March 31, 2016, none of the shares held by the Employee Companies had been resold.

In order to facilitate the purchase of shares by our employees pursuant to the share purchase agreement as described above, we also obtained approval from our board of directors to grant a US$41.5 million loan to the Employee Companies. The loan bears interest at a rate of 3% per annum, is guaranteed by the individual employees and is repayable upon the sale of the shares by employees, termination of employment or within two years, whichever comes first. According to FASB ASC 505-10-45, the loan is recorded as a separate line of deduction from equity in our consolidated balance sheet as of December 31, 2014 and 2015, respectively. Interest income accruing from the loan is recognized as non-operating income and other receivables. None of the loan to Employee Companies has been repaid as of March 31, 2016 and the total balance thereof as of December 31, 2015 was RMB268.8 million (US$41.5 million).

Revenues and Other Incomes from Affiliates

We charged affiliates interest of RMB8.1 million (US$1.2 million) for loans receivable during the year ended December 31, 2015.

Equity Interest Held on Behalf of an Affiliate

One of our subsidiaries held 30% equity interest of Beijing Fanhua Micro-credit Company Limited, a subsidiary of Sincere Fame, on behalf of Shenzhen Fanhua United Investment Group, which is also a subsidiary of Sincere Fame.

Contractual Arrangements with Our Consolidated Affiliated Entities and the Shareholders of Xinbao Investment

Historically, PRC laws and regulations have restricted foreign investment in and ownership of insurance agencies and brokerages and internet business. Accordingly, we conducted part of our operations in China through contractual arrangements among our PRC subsidiaries, Xinbao Investment and its shareholders and subsidiaries. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure.”

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

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are currently not a party to any material litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, there are still uncertainties under the new PRC EIT law and the related regulations regarding whether the dividends we receive from our PRC subsidiaries or dividends paid to our shareholders will be subject to PRC withholding tax. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.”

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Select Market since January 4, 2010 for the periods indicated.

	Sales Price
	High	Low
	US$	US$
Annual High and Low
2011	20.88	5.28
2012	9.02	5.00
2013	7.00	4.75
2014	9.44	4.90
2015	12.49	5.56
Quarterly Highs and Lows
First Quarter of 2014	9.44	5.50
Second Quarter of 2014	7.94	5.97
Third Quarter of 2014	7.56	5.47
Fourth Quarter of 2014	7.29	4.90
First Quarter of 2015	9.30	6.60
Second Quarter of 2015	12.49	7.55
Third Quarter of 2015	9.50	5.56
Fourth Quarter of 2015	10.40	7.54
First Quarter of 2016	9.38	6.47
Monthly Highs and Lows
October 2015	9.29	7.54
November 2015	10.40	8.92
December 2015	9.47	8.36
January 2016	9.38	6.58
February 2016	7.56	6.47
March 2016	8.24	7.00
April 2016 (through April 20)	8.48	7.18

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Board of Directors.”

Ordinary Shares

General. Our authorized share capital consists of 10,000,000,000 ordinary shares, with a par value of US$0.001 each. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

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

Redemption, Repurchase and Surrender of Shares. Subject to the provisions of the Companies Law and our articles of association, we may issue shares on terms that they are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as our board of directors may determine before the issue of such shares. We also may purchase our own shares, provided that our shareholders have approved the manner of purchase by ordinary resolution or the manner of purchase is in accordance with that specified in our articles of association. The manner of purchase specified in our articles of association, which cover purchases of shares listed on an internationally recognized stock exchange and shares not so listed, is in accordance with Section 37(2) of the Companies Law or any modification or reenactment thereof for the time being in force. In addition, our company may accept the surrender of any fully paid share for no consideration. Pursuant to Companies Law (2013 Revision) as amended, upon the repurchase, redemption or surrender of shares, instead of cancelling them the board of directors can determine whether or not cancel those shares or hold them as treasury shares pending cancellation, transfer or sale. The company must obtain authorization to hold such shares as treasury shares either in accordance with the procedures set out in the company’s articles of association or (if there are none) by a board resolution before being repurchased, redeemed or surrendered in accordance with the usual rules and articles.

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

Cayman Islands Taxation

According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or after execution brought within the jurisdiction of the Cayman Islands, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payment made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Taxation

The following discussion describes material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service (“IRS”) and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This summary does not discuss the so-called Medicare tax on net investment income, any United States federal non-income tax laws, including the United States federal estate and gift tax laws, or the laws of any state, local or non-United States jurisdiction.

This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who use or are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons that hold, directly, indirectly or by attribution, ADSs, ordinary shares or other ownership interests in us prior to this offering.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnership holding our ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of holding our ADSs or ordinary shares.

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Investors should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the federal estate or gift tax laws or the laws of any state, local or non-United States taxing jurisdiction and under any applicable tax treaty.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

If you own our ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

The United States Treasury Department and the IRS have expressed concerns that United States holders of American depositary shares may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an American depositary share and the issuer of the security underlying the American depositary share has taken actions that are inconsistent with the ownership of the underlying security by the person claiming the credit. Such actions (for example, a pre-release of an American depositary share by a depositary) also may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate United States holders of American depositary shares, including individual United States holders. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate United States Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

Passive Foreign Investment Company

Based on the current and anticipated value of our assets and the composition of our income and assets, we believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for our taxable year ending December 31, 2015. A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock.

The composition of our income and assets will be affected by the market price of our ADSs and how, and how quickly, we use the cash we generate from our operations and raise in any offering. Unless the market price of our ADSs increases or we reduce the amount of cash and other passive assets we hold sufficiently from current levels, we are likely to remain a PFIC for future taxable years. However, PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that the IRS will not take a contrary position.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares (as we believe we were for 2015 and prior years), we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares (as we believe we were for 2015 and prior years), then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which a United States Holder holds our ADSs or ordinary shares (as we believe we were for 2015 and prior years) and any of our non-United States subsidiaries is also a PFIC, such United States Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. United States Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares (as we believe we were for 2015 and prior years), then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method. If you make a mark-to-market election for our ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed below under “ —Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower capital gains rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election will be available to you, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a United States Holder may continue to be subject to the PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a United States Holder of shares in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds our ADSs or ordinary shares in any year in which we are classified as a PFIC (as we believe we were for 2015 and prior years) will be required to file an annual report containing such information as the United States Treasury Department may require. You are strongly urged to consult your own tax advisor regarding the impact of our being a PFIC for 2015 on your investment in our ADSs and ordinary shares, as well as the application of the PFIC rules to your investment in our ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed above, the gross amount of any distribution that we make to you with respect to our ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year. We believe that we were a PFIC for our taxable year ended December 31, 2014 and, as discussed above in “— Passive Foreign Investment Company,” for the taxable year ending December 31, 2015.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as are our ADSs (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, including ineligibility for reduced rates as a result of our being a PFIC, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information — Taxation — PRC Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, including ineligibility for reduced rates as a result of our being a PFIC, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, non-corporate United States Holders will not be eligible for reduced rates of taxation if they do not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if such United States Holders elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares.

Any PRC withholding taxes imposed on dividends paid to you with respect to ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Ordinary Shares

You will recognize gain or loss on a sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under " — Passive Foreign Investment Company" above, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the ADS or ordinary share for more than one year are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, where we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of ADSs or ordinary shares (see “Item 10. Additional Information — Taxation — PRC Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for purposes of the foreign tax credit under Section 865(h) of the Code. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding (currently at a rate of 28%) generally will apply to dividends in respect of our ADSs or ordinary shares, and the proceeds from the sale or exchange of our ADSs or ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

United States Holders who are individuals generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which your ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed $50,000.

United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

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

For a list of our subsidiaries as of March 31, 2016, see Exhibit 8.1 to this annual report.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of December 31, 2015, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$2.6 million and HK dollar-denominated financial assets amounting to HK$1.1 million as of December 31, 2015. A 10% appreciation of the RMB against the U.S. dollar and HK dollar would have resulted in a decrease of RMB1.8 million (US$0.3 million) in the value of our U.S. dollar-denominated and HK dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

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

Direct Payments

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the program. For the years ended December 31, 2014 and 2015, the depositary reimbursed US$0.1 million and US$0.1 million, respectively. For the year ended December 31, 2014 and 2015, the depositary reimbursement has been deducted US$0.1 million and US$0.1 million withholding income tax, respectively. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders. The table below sets forth the types of expenses that J.P. Morgan has agreed to reimburse and the amounts reimbursed for the year ended December 31, 2014 and 2015.

	For the Year Ended December 31,
	2014	2015
	(in thousands of US$)
Investor relations(1)	—	—
Directors and officers liability insurance	140	105.8
Legal fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	—	—
Listing fees	—	—
Others	—	—
	140	105.8

_______________________

(1)	Includes expenses in relation with roadshows, press release distribution, maintenance of investor relations website and printing.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D.	Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

On July 14, 2010, we completed a follow-on public offering of 4,600,000 ADSs, each representing 20 ordinary shares. The ordinary shares underlying the ADSs offered and sold were registered pursuant to our automatic shelf registration statement on Form F-3 (File No. 333-168009) filed with the SEC on July 7, 2010. Morgan Stanley and BofA Merrill Lynch acted as joint bookrunners of this offering. We received net proceeds of approximately US$109.7 million. As of December 31, 2015, we used the net proceeds as follows:

•	approximately US$37.1 million to fund development of our online and mobile platforms including CNpad, Baoxian.com, eHuzhu, and Chetong.net, an online platform previously operated by us;

•	approximately US$79.5 million to fund acquisitions; and

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

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2015 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2015, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CNinsure Inc.:

We have audited the internal control over financial reporting of CNinsure Inc., its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2015 of the Group, and our report dated April 21, 2016 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 21, 2016

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

	For the Year Ended December 31,
	2014	2015
	(in thousands of US$)
Audit fees(1)	1,475.0	1,418.0
Audit-related fees(2)	—	204.0
Tax fees(3)	—	—

_______________________

(1)	“Audit fees” meant the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of quarterly financial statements included in our reports on Form 6-K, services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” meant the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” meant the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

In June 2015, we were authorized by our board of directors to repurchase our ADSs through open-market transactions. The following table sets forth the number of ADSs we purchased, as well as the average repurchase price paid for the repurchases.

Issuer Purchases of Equity Securities
Period	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program
June 26 to June 30, 2015	113,055	US$8.94	N/A	N/A

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

NASDAQ Stock Market Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2009, 2010, 2011, 2012, 2013, 2014 and 2015. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

Item 16H.	Mine Safety Disclosure

Not applicable

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of CNinsure Inc. and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
1.2	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 18, 2008 (incorporated by reference to Exhibit 99.2 of our report on Form 6-K furnished to the Commission on December 22, 2008)
2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007
4.1	2007 Share Incentive Plan (as amended and restated effective December 18, 2008) (incorporated by reference to Exhibit 99.3 of our report on Form 6-K furnished to the Commission on December 22, 2008)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.3	Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F filed with the Commission on May 15, 2009)
4.5	English translation of Form of Employment Agreement between an acquired company and its founder (incorporated by reference to Exhibit 10.13 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.6	English translation of Form of Loan Agreement between Bao Si Kang Information Technology (Shenzhen) Co., Ltd. and each shareholder of Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F filed with the Commission on April 23, 2015)
4.7	English translation of Form of Equity Pledge Agreement between Bao Si Kang Information Technology (Shenzhen) Co., Ltd., each shareholder of Shenzhen Xinbao Investment Management Co., Ltd. and Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F filed with the Commission on April 23, 2015)
4.8	English translation of Form of Power of Attorney issued by each shareholder of Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F filed with the Commission on April 23, 2015)

Exhibit Number	Description of Document
4.9	English translation of Form of Exclusive Purchase Option Agreement among Bao Si Kang Information Technology (Shenzhen) Co., Ltd., each shareholder of Shenzhen Xinbao Investment Management Co., Ltd. and Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Commission on April 23, 2015)
4.10	English translation of Technology Service Agreement dated January 1, 2014 between Ying Si Kang Information Technology (Shenzhen) Co., Ltd. and CNinsure Century Insurance Sales & Service Co., Ltd., Chongqing Branch (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F filed with the Commission on April 23, 2015)
4.11	Share Purchase Agreement dated November 27, 2014, between Rosyedge Limited and CNinsure Inc. (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F filed with the Commission on April 23, 2015)
4.12	Share Purchase Agreement dated November 27, 2014, between Ojeda Limited and CNinsure Inc. (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F filed with the Commission on April 23, 2015)
4.13	Share Purchase Agreement dated December 12, 2014, between Colour Step Limited and CNinsure Inc. (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F filed with the Commission on April 23, 2015)
4.14

Loan Agreement between the Company and Rosyedge Limited, Ojeda Limited and Colour Step Limited dated December 17, 2015 regarding the Share Purchase Agreements in November 27, 2014 and December 12, 2014. (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F filed with the Commission on April 23, 2015)

4.15*	English translation of Form of IT platform service agreement made with Ying Si Kang Information.
8.1*	Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder
15.2*	Consent of Global Law Office
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants

Exhibit Number	Description of Document
101*

Financial information from Registrant for the year ended December 31, 2015 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2014 and 2015; (ii) Consolidated Statements of Income and Comprehensive Income (Loss) for the Years Ended December 31, 2013, 2014 and 2015; (iii) Consolidated Statements of Shareholder’s Equity for the Years Ended December 31, 2013, 2014 and 2015; (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2014 and 2015; (v) Notes to Consolidated Financial Statements; and (vi) Schedule 1 — Condensed Financial Statements of CNinsure Inc.

_______________________

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
Date: April 21, 2016

CNINSURE INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNinsure Inc.:

We have audited the accompanying consolidated balance sheets of CNinsure Inc. (the "Company"), its subsidiaries and variable interest entities (the "Group") as of December 31, 2014 and 2015, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also include the financial statement schedule included in schedule 1. These consolidated financial statements and the financial statement schedule are the responsibilities of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNinsure Inc., its subsidiaries and variable interest entities as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2016 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 21, 2016

CNINSURE INC.

Consolidated Balance Sheets
(In thousands, except for shares and per share data)

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,103,068	1,115,266	172,167
Restricted cash	7,478	17,585	2,715
Short term investments	688,900	2,026,256	312,800
Accounts receivable, net of allowance for doubtful accounts of RMB16,587 and RMB13,246 (US$2,045) as of December 31, 2014 and 2015, respectively (Note 2(e))	186,150	241,264	37,245
Insurance premium receivables	472	1,526	236
Other receivables (Note 4)	88,149	51,828	8,001
Amounts due from related parties (Note 15)	209,601	36,508	5,636
Other current assets	17,908	22,828	3,524
Total current assets	3,301,726	3,513,061	542,324

Non-current assets:
Property, plant, and equipment, net (Note 5)	47,171	34,145	5,271
Goodwill, net (Note 6)	133,474	133,474	20,605
Intangible assets, net (Note 2(g))	31,598	19,708	3,042
Deferred tax assets (Note 11)	2,638	1,658	256
Investment in affiliates (Note 7)	219,703	284,194	43,872
Other non-current assets	12,176	28,188	4,351
Total non-current assets	446,760	501,367	77,397
Total assets	3,748,486	4,014,428	619,721

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Balance Sheets—(Continued)
(In thousands, except for shares and per share data)

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to CNinsure Inc. of RMB4,453 and RMB4,141 (US$639) as of December 31, 2014 and 2015, respectively)	128,765	160,891	24,837
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB268 and RMB1,680 (US$259) as of December 31, 2014 and 2015, respectively)	2,942	5,187	801
Other payables and accrued expenses (including other payables and accrued expenses of the consolidated VIEs without recourse to CNinsure Inc. of RMB7,099 and RMB5,720 (US$883) as of December 31, 2014 and 2015, respectively) (Note 9)	109,412	213,562	32,968
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,083 and RMB1,625 (US$251) as of December 31, 2014 and 2015, respectively )	40,096	48,150	7,433
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to CNinsure Inc. of RMB2,571 and RMB1,152 (US$178) as of December 31, 2014 and 2015, respectively)	54,225	60,658	9,364
Total current liabilities	335,440	488,448	75,403

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.   Consolidated Balance Sheets—(Continued)

(In thousands, except for shares and per share data)

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities (Note 11)	53,855	70,354	10,861
Deferred tax liabilities (Note 11)	24,931	22,057	3,405
Total non-current liabilities	78,786	92,411	14,266
Total liabilities	414,226	580,859	89,669

Commitments and contingencies (Note 16)

Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 1,150,565,906 and 1,155,059,526 as of December 31, 2014 and 2015, respectively) (Note 12)	8,563	8,592	1,326
Additional paid-in capital	2,601,401	2,454,244	378,870
Statutory reserves	198,422	302,115	46,639
Retained earnings	764,963	871,356	134,514
Accumulated other comprehensive loss	(105,106)	(50,048)	(7,726)
Subscription receivables (Note 2(m))	(257,491)	(268,829)	(41,500)
Total shareholders’ equity	3,210,752	3,317,430	512,123
Noncontrolling interests	123,508	116,139	17,929
Total equity	3,334,260	3,433,569	530,052
Total liabilities and equity	3,748,486	4,014,428	619,721

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.
Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Net revenues:
Agency	1,418,512	1,624,410	2,155,264	332,716
Brokerage	63,418	232,620	369,198	56,994
Claims adjusting	261,206	292,981	303,846	46,906
Other service	13,888	—	—	—
Total net revenues	1,757,024	2,150,011	2,828,308	436,616
Operating costs and expenses:
Agency	(1,094,843)	(1,261,888)	(1,675,261)	(258,616)
Brokerage	(47,351)	(185,593)	(293,875)	(45,366)
Claims adjusting	(142,245)	(167,676)	(181,370)	(27,999)
Other services	(8,933)	—	—	—
Total Operating costs	(1,293,372)	(1,615,157)	(2,150,506)	(331,981)
Selling expenses	(96,461)	(107,263)	(143,279)	(22,118)
General and administrative expenses*	(349,205)	(396,692)	(456,001)	(70,394)
Total operating costs and expenses	(1,739,038)	(2,119,112)	(2,749,786)	(424,493)
Income from operations	17,986	30,899	78,522	12,123
Other income, net:
Investment income	8,886	44,240	65,624	10,131
Interest income	84,250	82,251	57,234	8,835
Other, net	(4,601)	2,330	13,042	2,013
Income from operations before income taxes and income of affiliates	106,521	159,720	214,422	33,102
Income tax expense	(27,158)	(24,289)	(25,865)	(3,993)
Share of income of affiliates	20,621	30,649	26,924	4,156
Net income	99,984	166,080	215,481	33,265
Less: Net income attributable to the noncontrolling interests	4,341	4,320	5,395	833
Net income attributable to the Company's shareholders	95,643	161,760	210,086	32,432

* Including share-based compensation expenses of RMB45,317, RMB23,598 and RMB17,653 (US$2,725), for the years ended December 31, 2013, 2014 and 2015, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.
Consolidated Statements of Income and Comprehensive Income - Continued
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Net income per share:
Basic	0.10	0.16	0.18	0.03
Diluted	0.10	0.16	0.17	0.03

Net income per American Depositary Shares ("ADS"):
Basic	1.92	3.22	3.65	0.56
Diluted	1.91	3.19	3.49	0.54

Shares used in calculating net income per share:
Basic	998,861,526	1,005,842,212	1,151,705,374	1,151,705,374
Diluted	1,000,570,018	1,012,591,387	1,203,323,521	1,203,323,521

Net income	99,984	166,080	215,481	33,265
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(6,982)	6,008	6,153	949
Share of other comprehensive income of affiliates, net of tax	—	—	37,567	5,799
Comprehensive income	93,002	172,088	259,201	40,013
Less: Comprehensive income attributable to the noncontrolling interests	4,341	4,320	5,395	833
Comprehensive income attributable to the CNinsure Inc’s shareholders	88,661	167,768	253,806	39,180

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Shareholders' Equity
(In thousands, except for shares and per share data)

	Share Capital		Additional			Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Statutory Reserves	Retained Earnings	Comprehensive Loss	Subscription Receivables	Noncontrolling Interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as January 1, 2013	998,861,526	7,624	2,284,906	178,440	527,542	(104,132)	—	113,527	3,007,907
Net income	—	—	—	—	95,643	—	—	4,341	99,984
Foreign currency translation	—	—	—	—	—	(6,982)	—	—	(6,982)
Share-based compensation	—	—	45,317	—	—	—	—	—	45,317
Provision for statutory reserves	—	—	—	4,300	(4,300)	—	—	—	—
Capital injection by noncontrolling interest	—	—	—	—	—	—	—	3,350	3,350
Disposal of subsidiaries	—	—	(261)	—	—	—	—	(2,553)	(2,814)
Balance as of December 31, 2013	998,861,526	7,624	2,329,962	182,740	618,885	(111,114)	—	118,665	3,146,762
Net income	—	—	—	—	161,760	—	—	4,320	166,080
Issue new shares to employees	150,000,000	928	256,563			—	(257,491)	—	—
Foreign currency translation	—	—	—	—	—	6,008	—	—	6,008
Exercise of share options	1,704,380	11	3,172	—	—	—	—	—	3,183
Share-based compensation	—	—	23,598	—	—	—	—	—	23,598
Provision for statutory reserves	—	—	—	15,682	(15,682)	—	—	—	—
Acquisition of additional shares in subsidiaries	—	—	(11,894)	—	—	—	—	523	(11,371)
Balance as of December 31, 2014	1,150,565,906	8,563	2,601,401	198,422	764,963	(105,106)	(257,491)	123,508	3,334,260

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Shareholders' Equity — (Continued)
(In thousands, except for shares and per share data)

	Share Capital			Treasury Stock				Accumulated
	Number of Share	Amounts	Additional Paid-in Capital	Number of Share	Amount	Statutory Reserves	Retained Earnings	Other Comprehensive loss	Subscription Receivables	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income	—	—	—	—	—	—	210,086	—	—	5,395	215,481
Foreign currency translation	—	—	—	—	—	—	—	17,491	(11,338)	—	6,153
Repurchase of ordinary shares	—	—	—	(2,261,100)	(6,276)	—	—	—	—	—	(6,276)
Exercise of share options	4,493,620	29	(4,787)	2,261,100	6,276	—	—	—	—	—	1,518
Share-based compensation	—	—	17,653	—	—	—	—	—	—	—	17,653
Provision for statutory reserves	—	—	—	—	—	104,414	(104,414)	—	—	—	—
Acquisition of additional shares in subsidiaries	—	—	(160,023)	—	—	—	—	—	—	(27,787)	(187,810)
Disposal of a subsidiary	—	—	—	—	—	(721)	721			473	473
Dividends distributed to noncontrolling interest	—	—	—	—	—	—	—	—	—	(2,450)	(2,450)
Capital injection by noncontrolling interests	—	—	—	—	—	—	—	—	—	17,000	17,000
Share of other comprehensive income of affiliates	—	—	—	—	—	—	—	37,567	—	—	37,567
Balance as of December 31, 2015	1,155,059,526	8,592	2,454,244	—	—	302,115	871,356	(50,048)	(268,829)	116,139	3,433,569
Balance as of December 31, 2015 in US$		1,326	378,870		—	46,639	134,514	(7,726)	(41,500)	17,929	530,052

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	99,984	166,080	215,481	33,265
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	31,253	28,235	18,383	2,838
Amortization of acquired intangible assets	13,665	16,826	11,571	1,786
Allowance for doubtful receivables	5,303	6,060	7,597	1,173
Compensation expenses associated with stock options	45,317	23,598	17,653	2,725
Loss (gain) on disposal of property, plant and equipment	(17)	292	(126)	(20)
Investment income	(2,700)	(15,419)	(31,092)	(4,800)
Write down of dividend receivables	7,561	—	—	—
Share of income of affiliates	(20,621)	(30,649)	(26,924)	(4,156)
Deferred taxes	(3,404)	(1,318)	(1,067)	(165)
Changes in operating assets and liabilities:
Accounts receivable	(12,496)	16,036	(61,356)	(9,472)
Insurance premium receivables	(47)	(225)	(1,054)	(163)
Other receivables	16,710	14,700	7,222	1,115
Amounts due from related parties	4,500	(2,513)	(8,088)	(1,249)
Other current assets	(3,886)	2,900	(4,920)	(759)
Other non-current assets	1,400	—	—	—
Accounts payable	(5,643)	27,453	33,026	5,098
Insurance premium payables	1,124	(1,116)	2,244	347
Other payables and accrued expenses	7,215	3,911	71,506	11,039
Accrued payroll	(2,412)	638	9,143	1,412
Income taxes payable	(9)	(1,768)	6,433	993
Other tax liabilities	3,148	7,928	15,672	2,419
Net cash generated from operating activities	185,945	261,649	281,304	43,426
Cash flows from investing activities:
Purchase of short term investments	(283,900)	(546,600)	(2,308,956)	(356,441)
Proceeds from disposal of short term investments	32,291	118,208	994,839	153,577
Purchase of property, plant and equipment	(36,181)	(6,209)	(6,663)	(1,029)
Purchase of intangible asset	—	(118)	—	—
Proceeds from disposal of property and equipment	249	614	539	83
Acquisition of subsidiaries, net of cash acquired of nil, RMB1,291 and nil in 2013, 2014 and 2015, respectively	—	(62,709)	—	—

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Consolidated Statements of Cash Flows—(Continued)
(In thousands)

	Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Disposal of subsidiaries, net of cash disposed of RMB2,656, nil and RMB4,544 (US$701) in 2013, 2014 and 2015, respectively	(1,532)	—	15,476	2,389
(Increase) decrease in restricted cash	(229)	3,622	(10,107)	(1,560)
(Increase) decrease in other receivables	(67,706)	113,632	16,120	2,489
Addition in investment in non-current assets	—	(7,019)	(13,980)	(2,158)
Return of investment in non-current assets	—	3,900	—	—
(Increase) decrease in amounts due from related parties	(62,300)	(62,716)	181,181	27,969
Net cash used in investing activities	(419,308)	(445,395)	(1,131,551)	(174,681)
Cash flows from financing activities:
Acquisition of additional interests in subsidiaries	—	(11,000)	(153,500)	(23,696)
Capital injection by noncontrolling interests	3,350	—	17,000	2,624
Dividend distributed to noncontrolling interest	—	—	(2,450)	(378)
Proceeds on exercise of stock options	—	3,183	1,518	234
Repurchase of ordinary shares	—	—	(6,276)	(969)
Net cash generated from (used in) financing activities	3,350	(7,817)	(143,708)	(22,185)
Net decrease in cash and cash equivalents	(230,013)	(191,563)	(993,955)	(153,440)
Cash and cash equivalents at beginning of year	2,525,618	2,288,623	2,103,068	324,658
Effect of exchange rate changes on cash and cash equivalents	(6,982)	6,008	6,153	949
Cash and cash equivalents at end of year	2,288,623	2,103,068	1,115,266	172,167
Supplemental disclosure of cash flow information:
Interest paid	—	—	—	—
Income taxes paid	27,153	19,135	4,383	677

Supplemental disclosure of non-cash transactions is set out in note 18.

The accompanying notes are an integral part of the consolidated financial statements.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(1)	Organization and Description of Business

CNinsure Inc. (the "Company") was incorporated in the Cayman Islands on April 10, 2007. The Company, its subsidiaries and variable interest entities (the "VIEs") are collectively referred to as the "Group". The Group is principally engaged in the provision of insurance brokerage and agency services, and insurance claims adjusting services in the People’s Republic of China (the "PRC").

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

In its capacity as an insurance agent and broker, the Group collects premiums from certain insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in the consolidated balance sheets, "premiums" are receivables from the insureds. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term, and reports such amounts as restricted cash in the consolidated balance sheets. Also included in the restricted cash represents guarantee deposits required by China Insurance Regulatory Commission ("CIRC") in order to protect insurance premium appropriation by insurance agency as well as entrustment deposit received from the members of eHuzhu, an online mutual aid platform operated by the Group in an escrow account of RMB4,536 and RMB12,398 as of December 31, 2014 and 2015, respectively.

(d)	Short Term Investment

Short term investments are mainly available-for-sale investments in debt securities that do not have a quoted market price in an active market. They are measured at costs which approximate their fair values in the consolidated balance sheets. The Group benchmark the costs against fair values of comparable investments as of balance sheet date, and categorized all fair value measures of short term investments as level 2 of the fair value hierarchy. No impairment loss on short term investments was identified for each of the years ended December 31, 2013, 2014 and 2015.

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

Accounts receivable, net is analyzed as follows:

	As of December 31,
	2014	2015
	RMB	RMB
Accounts receivable	202,737	254,510
Allowance for doubtful accounts	(16,587)	(13,246)
Accounts receivable, net	186,150	241,264

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The following table summarizes the movement of the Group's allowance for doubtful accounts:

	2013	2014	2015
	RMB	RMB	RMB
Balance at the beginning of the year	9,903	12,655	16,587
Provision for doubtful accounts	5,303	3,932	4,991
Write-offs	(2,551)	—	(8,332)
Balance at the ending of the year	12,655	16,587	13,246

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

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation recognized in the consolidated statement of income and comprehensive income:

	2013	2014	2015
	RMB	RMB	RMB
Commission and fees under operating costs	4,988	5,508	2,056
Selling expenses	1,636	1,282	1,180
General and administrative expenses	24,629	21,445	15,147
Depreciation for the year	31,253	28,235	18,383

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(g)	Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group operated in three reporting units for the year ended December 31, 2015. The goodwill impairment review is a two-step process. Step 1 consists of a comparison of the fair value of a reporting unit with its carrying amount. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, step 2 requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded equal to the excess of the carrying amount over the implied fair value.

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

In 2013, 2014 and 2015, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value which is the step one of the two-step impairment test. The fair value of all reporting units was estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step 2 of the two-step goodwill impairment test was unnecessary. The management concluded that goodwill was not impaired as of December 31, 2013, 2014 and 2015.

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

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The intangible assets, net consisted of the following:

				As of December 31, 2014
	Useful life (Years)			Cost	Accumulated amortization	Accumulated Impairment loss	Net carrying values
				RMB	RMB	RMB	RMB
Brand name	Indefinite			24,091	—	(20,384)	3,707
Trade name	9.4	to	10	8,898	(3,867)	—	5,031
Customer relationship	4.6	to	9.8	67,096	(48,012)	(5,760)	13,324
Non-compete agreement	3	to	6.25	69,485	(32,557)	(34,692)	2,236
Agency agreement and license	4.6	to	9.8	21,394	(14,789)	(581)	6,024
Software and system	5	to	10	5,999	(4,723)	—	1,276
				196,963	(103,948)	(61,417)	31,598

				As of December 31, 2015
	Useful life (Years)			Cost	Accumulated amortization	Accumulated Impairment loss	Net carrying values
				RMB	RMB	RMB	RMB
Brand name	Indefinite			20,111	—	(16,404)	3,707
Trade name	9.4	to	10	8,898	(4,808)	—	4,090
Customer relationship	4.6	to	9.8	61,186	(51,264)	(2,953)	6,969
Non-compete agreement	3	to	6.25	69,075	(33,819)	(34,692)	564
Agency agreement and license	4.6	to	9.8	20,404	(15,949)	(77)	4,378
Software and system	5	to	10	5,680	(5,680)	—	—
				185,354	(111,520)	(54,126)	19,708

Aggregate amortization expenses for intangible assets were RMB13,665, RMB16,826 and RMB11,571 for the years ended December 31, 2013, 2014 and 2015, respectively.

Impairment of intangible assets with definite lives

The Group evaluates the recoverability of identifiable intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that these assets’ carrying amounts may not be recoverable. The Group measures the carrying amount of identifiable intangible asset with determinable useful live against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2013, 2014 and 2015, the Group recognized no impairment losses on identifiable intangible assets with determinable useful lives.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Impairment of indefinite-lived intangible assets

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quote from third party, if any. During the years ended December 31, 2013, 2014 and 2015, the Group recognized no impairment losses on its indefinite-lived intangible assets.

The estimated amortization expenses for the next five years are: RMB5,204 in 2016, RMB3,881 in 2017, RMB3,667 in 2018, RMB2,502 in 2019 and RMB658 in 2020, and an aggregate amount of RMB89 in years thereafter.

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

The Group entered into share purchase agreements with companies established on behalf of our employees (the "Employee Companies") for the issuance of 100,000,000 ordinary shares at US$0.27 per ordinary share and 50,000,000 ordinary shares at US$0.29 per ordinary share in 2014. The issue prices are the average closing prices for the 20 trading days prior to the board approval dates of such subscriptions. The sale of shares to the Employee Companies was completed on December 17, 2014.

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

According to FASB ASC 505-10-45, the loan is recorded as a separate line of deduction from equity in the Group’s consolidated balance sheet as of December 31, 2014 and 2015. Interest income accruing from the loan is recognized as non-operating income. None of the loans to employees have been repaid up to the date of this report and total balance thereof as of year-end was RMB268,829 (US$41,500).

(n)	Treasury shares

Treasury shares represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock.

During the year ended December 31, 2015, the Group had repurchased total of 2,261,100 shares from the market for a cash consideration of RMB6,276. As of December 31, 2015, all the treasury stock had been re-issued for the purpose of stock options exercised.

(o)	Income Taxes

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

Since 2014, the Group has adopted FASB ASU No. 2013-11—Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists prospectively, to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the balance sheets as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the Group to use, and the Group does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit is presented in the balance sheets as a liability.

(p)	Share-based Compensation

Employee share-based compensation

All forms of share-based payments to employees, including employee stock options and employee stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statement of income and comprehensive income. Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. If an award requires satisfaction of one or more performance, or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, and no compensation cost is recognized if the requisite service is not rendered. The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. For awards with both service and performance conditions, if each tranche has an independent performance condition for a specified period of service, the Group recognizes the compensation cost of each tranche as a separate award on a straight-line basis; if each tranche has performance conditions that are dependent of activities that occur in the prior service periods, the Group recognizes the compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. No compensation cost is recognized for instruments that employees forfeit because a service condition or a performance condition is not satisfied.

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

Share-based compensation expenses of RMB45,317, RMB23,598 and RMB17,653 for the years ended December 31, 2013, 2014 and 2015, respectively, were included in the general and administrative expenses.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(q)	Employee Benefit Plans

As stipulated by the regulations of the PRC, the Group’s subsidiaries and VIEs in the PRC participate in various defined contribution plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans other than the annual contributions described above. The contributions are charged to the consolidated statement of income and comprehensive income as they become payable in accordance with the rules of the above mentioned defined contribution plans.

(r)	Revenue Recognition

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

Insurance agency services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has met all the four criteria of revenue recognition when the premiums are collected by the Group or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any commission and fees prior to the receipt of the related premiums. Insurance brokerage services revenue is recognized when the signed insurance policy is in place and the premium is collected from the insured and the commission settlement confirmation is received from insurance companies, because the commission rate for brokerage services is negotiated case by case and the Group’s fees are fixed when such confirmation is received. No allowance for cancellation has been recognized for agency and brokerage businesses as the management of the Group estimates, based on its past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been deminims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.2%, 0.2% and 0.2% of the total commission and fee revenues during years ended December 31, 2013, 2014 and 2015, respectively. For property insurance and life insurance, agency and brokerage services, the Group may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency and brokerage company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded when a performance target is being achieved. Insurance claims adjusting services are considered to be rendered and completed, and revenue is recognized at the time loss adjusting reports are confirmed being received by insurance companies. The Group has met all the four criteria of revenue recognition when the service is provided and the loss adjusting report is accepted by insurance companies. The Group does not accrue any service fee before the receipt of an insurance company’s acknowledgement of receiving the adjusting reports. Any subsequent adjustments in connection with discounts which have been de minims to date are recognized in revenue upon notification from the insurance companies.

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

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The Group presents revenue net of sales taxes incurred. The sales taxes amounted to RMB99,931, RMB120,965 and RMB157,234 for the years ended December 31, 2013, 2014 and 2015, respectively. According to the Announcement on the VAT Reform Pilot Program of the Transportation and Selected Modern Service Sectors issued by the State Tax Bureau in July 2012, the transportation and some selected modern service sectors, including research and development (R&D) and technical services, information technology services, cultural creative services, logistics support services, tangible personal property leasing services, and assurance and consulting service, should pay value-added tax instead of business tax based on a predetermined timetable (hereinafter referred to as the “VAT Reform”), effective September 1,2012 for entities in Beijing and November 1, 2012 for entities in Guangdong. The VAT Reform expanded nation-wide from August 1, 2013.  A total of seven subsidiaries or VIEs in the Group that engage in consulting and information technology services met the VAT Reform requirements, and have started to pay value-added tax since the respectively effective days. Total Value-added taxes paid by the Group during the years ended December 31, 2014 and 2015 amounted to RMB14,997 and RMB16,370.

In March 2016, during the fourth session of the 12th National People’s Congress, it was announced that the VAT reform will be fully rolled out and extended to all industries including construction, real estate, financial services and lifestyle services. Subsequently, the State Administration of Taxation and Ministry of Finance jointly issued a Notice on Preparing for the Full Implementation of the VAT Reform (Cai Shui [2016] No. 32). Accordingly, the Group will pay value-added tax instead of business tax starting from May 1, 2016. The Group is in the process of evaluating the impact on the consolidated financial statements.

(s)	Contingent Consideration

The Group recognizes all the assets acquired and liabilities assumed in a business combination at the acquisition-date fair values, which will include an estimation of the fair value of contingent consideration payables if any. Subsequent changes in the fair value of contingent consideration payables will be recorded in the consolidated statement of income and comprehensive income when incurred. No change in fair value of contingent consideration payable was charged to consolidated statement of income and comprehensive income for the years ended December 31, 2013, 2014 and 2015.

The selling shareholders of the acquired entities agreed to return part of considerations to the Group, if certain performance criteria cannot be met. The fair value of such contingent arrangements was charged to consolidated statement of income and comprehensive income in the amount of nil, nil and nil for the years ended December 31, 2013, 2014 and 2015, respectively.

(t)	Fair Value of Financial Instruments.

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1	applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2	applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
Level 3	applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, insurance premium receivables and payables, other receivables, accounts payable, amounts due from related parties, approximate their fair values due to the short term nature of these instruments.

Measured at fair value on a recurring basis

As of December 31, 2015 and 2014, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

	Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	2,026,256	—	2,026,256	—

	Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	688,900	—	688,900	—

The debt security consists of investments in trust products and asset management plans that have normally pay a prospective fixed rate of return. These investment are recorded at fair value on a recurring basis. The Group benchmarks the costs against fair values of comparable investments with similar measurement terms, such as prevailing market yields, at the balance sheet date. It is classified as Level 2 of the fair value hierarchy since fair value measurement at reporting date uses significant other observable inputs.

The Group did not have Level 3 investments as of December 31, 2014 and 2015.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Measured at fair value on a non-recurring basis

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

Goodwill (note 6) and intangible assets (note 2(g)) are measured at fair value on a nonrecurring basis and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance of the acquired business, discount rate, etc. to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

(u)	Foreign Currencies

The functional currency of the Company is the United States dollar ("USD"). Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of income and comprehensive income. The Group has chosen the Renminbi ("RMB") as their reporting currency.

The functional currency of the most of the Company’s subsidiaries and VIEs is RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the consolidated statements of income and comprehensive income.

(v)	Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents. The Group had aggregate amounts of RMB2,080,842 and RMB1,115,296 of cash and cash equivalents denominated in RMB as of December 31, 2014 and 2015, respectively.

(w)	Translation into United States Dollars

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.4778, representing the noon buying rate in the City of New York for cable transfers of RMB on December 31, 2015, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2015, or at any other rate.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(x)        Segment Reporting

The Group distributes a variety of property and casualty, and life insurance products underwritten by domestic and foreign insurance companies operating in the PRC, and provides insurance claims adjusting services as well as other insurance-related services and distribution of wealth management products. The Group operated three segments: (1) insurance agency segment, which mainly consists of providing agency services for Property and Casualty (“P&C”) insurance products and life insurance products to individual clients, (2) insurance brokerage segment, which mainly consists of providing P&C and life insurance brokerage services to institutional clients, and (3) claims adjusting segment, which consists of providing pre-underwriting survey, claim adjusting, disposal of residual value, loading and unloading supervision and consulting services. Details of these operating segments are described in note 21. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group's chief operating decision maker in deciding how to allocate resources and in assessing performance.

Substantially all revenues of the Group are derived in the PRC and all long-lived assets are located in the PRC.

(y)       Earnings per Share ("EPS") or ADS

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

(z)       Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to RMB5,724, RMB6,553 and RMB5,696 for the years ended December 31, 2013, 2014 and 2015, respectively.

(aa)     Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of income and comprehensive income over the lease period.

(ab)     Accumulated Other Comprehensive Income

The Group presents comprehensive income in the consolidated statements of income and comprehensive income with net income in a continuous statement.

Accumulated other comprehensive income represents foreign currency translation adjustments and share of other comprehensive income of the affiliates for the period.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data

(ac)	Recently Issued Accounting Standards Not Yet Adopted

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)". The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry specific guidance, in current U.S. generally accepted accounting principles. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 is originally effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Group is in the process of evaluating the impact of adoption of this guidance on the Group's consolidated financial statements.

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

The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of this ASU is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

In September, 2015, the FASB issued a new pronouncement, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. The Group does not expect the adoption of this guidance will have a significant effect on the Group's consolidated financial statements.

In November, 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets.

The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent.

The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Group is in the process of evaluating the impact of adoption of this guidance on the Group's consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. The Group is in the process of evaluating the impact of adoption of this guidance on the Group's consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees' recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors' accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group's consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board's new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3)	Acquisitions and reorganisation

Acquisitions and reorganisation in 2015

Acquisitions of additional interests in subsidiaries

During the year ended December 31, 2015, the Group had entered into several agreements to acquire from the non-controlling shareholders of certain of the Group’s subsidiaries the additional interests in those subsidiaries for the total considerations of RMB187,810. The Group retains its controlling financial interests before and after the transactions.

The schedule below discloses the effects of changes in the Group’s ownership in subsidiaries on the Group's equity:

Year ended December 31, 2015
RMB
Net income attributable to the Company's shareholders	210,086
Decrease in Company's additional paid-in capital for acquisitions of additional equity interests from noncontrolling interests	(160,023)
Changes from net income attributable to Company’s shareholders and transfers to noncontrolling interests	50,063

Reorganisation

In 2015, the Group completed corporate restructuring relating to CNinsure Insurance Surveyors & Loss Adjustors Holding Co., Ltd. ("CISLA"), or the CISLA Restructuring, the operating company for the claims adjusting segment. Prior to the CISLA Restructuring, the Group owned 51% of the equity interests of Guangdong CNinsure Fangzhong Investment Management Co., Ltd., ("Fangzhong"), which held 100% equity interests in CISLA. In June 2015, CISLA introduced two new investors, Shenzhen Yuanqian Investment Partnership (Limited Partnership) and Shenzhen Longqian Investment Partnership (Limited Partnership), hereinafter referred to as “Yuanqian” and “Longqian”. Yuanqian and Longqian are owned by certain members of the management of the claims adjusting segment. Yuanqian and Longqian together subscribed for total of 12.4% of the equity interests in CISLA for a cash consideration of RMB17,000. As a result, Fangzhong's shareholding in CISLA was diluted from 100% to 87.6%. In July 2015, Fangzhong transferred 44.7% and 42.9% of the equity interests in CISLA to Guangdong Meidiya Investment Co., Ltd. ("Meidiya Investments"), a subsidiary of the Group, and 22 individuals, among whom were management members of the claims adjusting segment, for total purchase prices of RMB61,200 and RMB58,800, respectively. These purchase prices were calculated on the basis of total capital contribution by Fangzhong to CISLA. After the CISLA Restructuring, the Group owns 44.7% of the equity interests and remains as the largest shareholder. The Group continue to exercise substantial control over CISLA pursuant to shareholders’ agreements signed with Yuanqian, Longqian and two executive officers of the claims adjusting segment.

The Group recorded stock compensation expense of RMB3,400, being the excess of the estimated fair value of Yuanqian, Longqian and 22 individual’s equity interest in CISLA over the consideration paid by the investors. The excess is deemed compensation to the two partnerships’ shareholders, who are members of the claims adjusting segment’s management, for their past services.

In July 2015, in order to align the interests of the founding team of Chetong.net with the growth of the platform, Fangzhong, the subsidiary of the Group that initially owned 100% of the equity interests in Chetong Network and operated Chetong.net, transferred  80.1% of the equity interests in Chetong Network to the management and employees of Chetong Network for cash consideration of RMB16,020, and 19.9% of the equity interests in Chetong Network to CISLA for cash consideration of RMB3,980 which approximated its fair value at the disposal date. As a result, CISLA and the management and employees of Chetong Network currently hold 19.9% and 80.1% of Chetong Network, respectively.

As part of the Company’s growth strategy, CISLA filed an application in November 2015 with National Equities Exchange and Quotations (“NEEQ”) to list on the New Third Board, an emerging over-the-counter stock market for medium- and small-cap companies in China.

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

The acquisitions of Nanjing, Wenzhou and Jiaxing were completed on May 1, 2014. Pursuant to the agreements, the selling shareholders of Nanjing, Wenzhou and Jiaxing agreed to return part of considerations to the Group, if the performance criteria of Nanjing, Wenzhou and Jiaxing for years 2014 to 2016 cannot be met. The fair value of such contingent arrangements approximates to zero at the acquisition date. As for the year ended December 31, 2014, Wenzhou has met the performance criteria but Nanjing and Jiaxing has failed to meet the performance criteria. As for the year ended December 31, 2015, all of the three subsidiaries failed to meet the performance criteria. The Group has issued waivers to the sellers of the three subsidiaries to release the return of considerations related to these three companies’ under-performance for both 2014 and 2015.

The following table summarizes the estimated fair values for major classes of assets acquired and liabilities assumed at the date of acquisition:

	Nanjing	Wenzhou	Jiaxing
	RMB	RMB	RMB
Net tangible (liabilities) assets acquired	(4,116)	2,708	3,670
Intangible assets	7,650	4,110	7,290
Goodwill	23,850	10,209	20,862
Deferred tax assets	1,529	—	—
Deferred tax liabilities	(1,913)	(1,027)	(1,822)
Total consideration	27,000	16,000	30,000

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

The weighted average amortization period of the intangible asset acquired is 6.3 years.

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

Pro forma for year ended December 31, 2013

	Nanjing	Wenzhou	Jiaxing
	RMB	RMB	RMB
	(unaudited)	(unaudited)	(unaudited)
Pro forma net revenues	1,769,665	1,769,428	1,780,360
Pro forma income from operations	16,561	17,531	16,348
Pro forma net income	94,541	95,289	94,215
Pro forma net income per share	0.09	0.10	0.09

Pro forma for year ended December 31, 2014

	Nanjing	Wenzhou	Jiaxing
	RMB	RMB	RMB
	(unaudited)	(unaudited)	(unaudited)
Pro forma net revenues	2,159,466	2,155,319	2,163,231
Pro forma income from operations	30,612	30,840	31,355
Pro forma net income	161,580	161,736	162,318
Pro forma net income per share	0.16	0.16	0.16

The amounts of Nanjing, Wenzhou and Jiaxing’s net revenue and earnings included in the Group’s consolidated income statement from May 1, 2014 to December 31, 2014 are RMB19,060, RMB11,902 and RMB22,136, respectively and RMB2,323, RMB1,151 and RMB619, respectively.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4)	Other Receivables

Other receivables, net are analyzed as follows:

	As of December 31,
	2014	2015
	RMB	RMB
Advances to staff (i)	8,159	6,492
Advances to entrepreneurial agents (ii)	981	367
Rental deposits	5,701	7,655
Interest income receivables (iii)	46,472	29,708
Value-added tax recoverable (iv)	2,786	—
Receivable from third parties (v)	17,020	—
Other	7,030	7,606
	88,149	51,828

(i)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.
(ii)	This represented advances to entrepreneurial agents who provide services to the Group. The advances are used by agents to develop business. The advances were unsecured, interest-free and repayable on demand.
(iii)	This represented accrued interest income on bank deposits, interest bearing receivable from third parties as described in (v) and accrued interest on subscription receivables (note 2(m)).
(iv)	As of December 31, 2014, the amount represented value-added tax to be refunded from tax bureau. The amount of value-added tax outstanding as of December 31, 2014 had been refunded during the year 2015.
(v)	As of December 31, 2014, receivable from third party represented the amount due from Guangdong Jintaiping Asset Management Co. Ltd in an amount of 17,020, which has been fully settled in 2015.

(5)	Property, Plant and Equipment

Property, plant and equipment, net, is comprised of the following:

	As of December 31,
	2014	2015
	RMB	RMB
Building	12,317	12,317
Office equipment, furniture and fixtures	127,498	128,401
Motor vehicles	35,229	26,341
Leasehold improvements	10,817	9,657
Total	185,861	176,716
Less: Accumulated depreciation	(138,690)	(142,571)
Property, plant and equipment, net	47,171	34,145

No impairment for property, plant and equipment was recorded for the years ended December 31, 2013, 2014 and 2015.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(6)	Goodwill

The movements in carrying amount of goodwill by reportable segments are as follows:

Agency segment
RMB
Balance as of January 1, 2014	78,553
Addition for acquisitions in 2014	54,921
Balance as of December 31, 2014	133,474
Balance as of December 31, 2015	133,474

The gross amount and accumulated impairment losses by segment as of December 31, 2014 and 2015 are as follows:

	Agency segment	Claims Adjusting segment	Total
	RMB	RMB	RMB
Gross as of January 1, 2014 and December 31, 2014	1,096,102	38,077	1,134,179
Eliminated on disposal of a subsidiary	—	(16,940)	(16,940)
Gross as of December 31, 2015	1,096,102	21,137	1,117,239
Accumulated impairment loss as of January 1, 2014 and December 31, 2014	(962,628)	(38,077)	(1,000,705)
Eliminated on disposal of a subsidiary	—	16,940	16,940
Accumulated impairment loss as of December 31, 2015	(962,628)	(21,137)	(983,765)
Net as of January 1, 2014, December 31, 2014 and 2015	133,474	—	133,474

The Group performed the annual impairment analysis as of the balance sheet date. There has been no impairment loss recognized in goodwill for the years ended December 31, 2013, 2014 and 2015, respectively.

(7)	Investment in Affiliates

As of December 31, 2014 and 2015, investments in affiliates represent (i) 40% equity interest in Shanghai Teamhead Automobile Surveyors Co., Ltd. ("Teamhead Automobile") which is a PRC registered company that provides insurance surveyor and loss adjustors services, and (ii) 20.6% equity interest in Sincere Fame International Limited ("Sincere Fame") which is financial services company registered in BVI and based in Guangzhou, PRC, primarily engaged in the origination and management of small loans made to individuals, loan repackaging transaction, asset management-related services to financial institutions and mortgage agency services to individuals.

During the years ended December 31, 2013, 2014 and 2015, the Group recognized its share of income of affiliates in the amount of RMB20,621, RMB30,649 and RMB26,924 respectively. During the years ended December 31, 2013, 2014 and 2015, the Group recognized its share of other comprehensive income of affiliates in the amount of nil, nil and RMB37,567, respectively.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Investment as of December 31, 2014 and 2015 were as follows:

	As of December 31,
	2014	2015
	RMB	RMB
Teamhead Automobile	498	528
Sincere Fame	219,205	283,666
Total	219,703	284,194

The summarized financial information of equity method investees is illustrated as below:

	As of December 31,
	2014	2015
	RMB	RMB
Balance sheet
Current assets	364,045	1,348,637
Non-current assets	1,335,315	2,190,168
Current liabilities	929,731	2,389,167
Non-current liabilities	2,904	69,615

	Year Ended December 31,
	2013	2014	2015
Results of operation	RMB	RMB	RMB
Net Revenues	365,521	403,908	599,372
Gross profit	295,954	346,688	427,258
Income from operations	139,211	184,531	158,846
Net profit	116,674	148,891	130,647

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(8)	Variable Interest Entities

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

In recent years, some rules and regulations governing the insurance intermediary sector in China have begun to encourage foreign investment. The Group has commenced a restructuring which has resulted in obtaining controlling equity ownership in a majority of its affiliated insurance intermediary companies. However, there remains uncertainty regarding the interpretation and implementation of the relevant regulations and the timing of the restructuring process. In addition, restrictions by PRC laws and regulations on foreign investments in and ownership of internet businesses still exists and the Group is still in the process to complete its restructuring plan. Therefore, as of December 31, 2015, the Group still conducts part of its operations in China through contractual arrangements among its PRC subsidiaries and consolidated affiliated entities, Shenzhen Xinbao Investment Management Co., Ltd. ("Xinbao Investment") and Shenzhen Dianliang Information Technology Co., Ltd ("Dianliang Information") (collectively referred as the "Two PRC Affiliated Entities") and the equity holders of the Two PRC Affiliated Entities who are PRC nationals. To provide the Company effective control over the Two PRC Affiliated Entities, and the ability to receive substantially all of the economic benefits of the Two PRC Affiliated Entities and their subsidiaries, a series of contractual arrangements were entered amongst CNinsure Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. ("Xinlian Information"), CNinsure Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. ("Zhonglian Enterprise"), Litian Zhuoyue Software (Beijing) Co., Ltd ("Litian") and Ying Si Kang Information Technology (Shenzhen) Co., Ltd. ("Ying Si Kang Information"), which are PRC subsidiaries of the Company, and the Two PRC Affiliated Entities and their direct equity holders, refer to as the "VIE arrangements".

Agreements that provide the Group effective control over the Two PRC Affiliated Entities

Loan Agreements

Each of the individual shareholders of Xinbao Investment entered into a loan agreement with the Group’s subsidiary Ying Si Kang Information, evidencing a zero interest loan granted to them, equal to their respective capital contributions to Xinbao Investment. When Ying Si Kang was transferred to Litian in 2014, each of the individual shareholders of Xinbao Investment was released from the agreement with Ying Si Kang and entered into a new loan agreement with another Group’s subsidiary Bao Si Kang Information Technology (Shenzhen) Co., Ltd. ("Bao Si Kang Information"). The terms of the loan agreement are substantially similar to those in the loan agreements of Ying Si Kang Information described above.

In addition, the individual shareholder of Dianliang Information also entered into a loan agreement with the Group’s subsidiary Xinlian Information, evidencing a zero interest loan granted to the individual shareholder, equal to his capital contribution to Dianliang Information. The terms of the loan agreement are substantially similar to those in the loan agreements of Xinbao Investment described above.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Equity Pledge Agreements

Pursuant to the equity pledge agreements between (1) Xinbao Investment, Ying Si Kang Information, and from the later year of 2014 Bao Si Kang Information and the equity holders of Xinbao Investment; and (2) Dianliang Information, Xinlian Information and the equity holder of Dianliang Information, the equity holders of the Two PRC Affiliated Entities have pledged their equity interests in the Two PRC Affiliated Entities to Ying Si Kang Information (later year of 2014 to Bao Si Kang Information) and Xinlian Information to secure their obligations under the loan agreements between (1) Ying Si Kang Information (later year of 2014 replaced with Bao Si Kang Information) and Xinbao Investment; (2) Dianliang Information and Xinlian Information. During the term of the equity pledge agreements, Xinlian Information and Ying Si Kang Information (later year of 2014 replaced with Bao Si Kang Information) are entitled to all the dividends declared on the pledged equity interests. The equity pledge agreements will expire when the individual shareholder fully performed his obligations under the loan agreements.

The individual shareholder of Dianliang Information entered into a pledge agreement with the Group’s subsidiary Xinlian Information. The terms of the pledge agreement are substantially similar to those in the pledge agreements of Xinbao Investment described above.

Irrevocable Power of attorney

Pursuant to the power of attorney, the nominee equity holders of the Two PRC Affiliated Entities each executed an irrevocable power of attorney, appointing a person designated by Xinlian Information or Ying Si Kang Information (later year of 2014 replaced with Bao Si Kang Information) as their attorney-in-fact to vote on their behalf on all matters of the Two PRC Affiliated Entities requiring equity holder approval. If Xinlian Information or Ying Si Kang Information (later year of 2014 replaced with Bao Si Kang Information) designates the individual shareholders of the Two PRC Affiliated Entities to attend shareholders' meetings of the Two PRC Affiliated Entities, each of the individual shareholders agrees to vote his shares as instructed by Xinlian Information or Ying Si Kang information (later year of 2014 replaced with Bao Si Kang Information).

The Articles of Association of the Two PRC Affiliated Entities state that the major rights of the equity holders include the power to review and approve annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the power of attorney arrangement, Xinlian Information and Ying Si Kang Information (later year of 2014 replaced with Bao Si Kang Information) have the ability to exercise effective control over the Two PRC Affiliated Entities through equity holder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management teams of the Two PRC Affiliated Entities are the same as that of Xinlian Information and Ying Si Kang Information (later year of 2014 replaced with Bao Si Kang Information).

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

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Agreements that transfer economic benefits to Xinlian Information, Zhonglian Enterprise, and Litian

IT platform related service, consulting service and technology service agreements

Pursuant to IT platform service, technology service and consulting service agreements entered into between the Group’s PRC subsidiary Ying Si Kang Information and most of the subsidiaries of the Two PRC Affiliated Entities, Ying Si Kang Information agreed to grant rights to use the "CNinsure" brand and provide consulting and training services related to finance, taxation, IT platform and internal control compliance and services to ensure the normal operation of the mobile sales support system to most of subsidiaries of the Two PRC Affiliated Entities in exchange for fees payable quarterly calculated as a percentage of revenues of each insurance intermediary. Each of these agreements has an initial term of one year from the signing date and can be renewed each year upon mutual agreement. In 2013, we provided IT platform and software services to most of subsidiaries of the Two PRC Affiliated Entities through another of our PRC subsidiaries, Litian. We ceased providing IT services to these entities in 2014. But we resumed providing such services to these entities through Ying Si Kang Information in 2015.

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

In addition to the above agreements, which allow the Group to exercise effective control, have an exclusive option to purchase all or part of the equity interests and receive a substantial portion of the economic benefits from the Two PRC Affiliated Entities and their subsidiaries. The Group had also entered into similar contractual arrangements with the non-controlling interest shareholders of Guangdong Meidiya Investment before January, 2015 and Sichuan Yihe Investment Co., Ltd. ("Yihe Investments") before December 2015, respectively. In January 2015, the individual minority shareholders of Meidiya Investment transferred their respective equity interests in Meidiya Investment to CNinsure Group Company, the Group’s wholly-owned subsidiary. In addition, the contractual arrangements among Meidiya Investment, and their respective shareholders and subsidiaries were terminated. Consequently, Meidiya Investment became the Group’s wholly-owned subsidiary and ceased being a consolidated affiliated entity.

In December 2015, the individual minority shareholders of Yihe Investment transferred their respective equity interests in Yihe Investment to Zhonglian Enterprise and Xinlian Information. As a result, Zhonglian Enterprise, Xinlian Information and CNinsure Group Company owns 39.1%, 40.9% and 20% of the equity interests of Yihe Investment, respectively. In addition, the contractual arrangements among Yihe Investment and their respective shareholders and subsidiaries were terminated. Consequently, Yihe Investment became the Group’s wholly-owned subsidiary and ceased being a consolidated affiliated entity.

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

The Group have entered into contractual arrangements with the PRC Affiliated Entities which may be subject to scrutiny by the PRC tax authorities. A finding that the Group owe additional taxes could substantially reduce the consolidated net income of the PRC Affiliated Entities.

The VIEs are principally engaged in the provision of agency and e-business in the PRC.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to note 20 for disclosure of restricted net assets.

The Group through contractual arrangements with Dianliang Information and Xinbao Investment, it controls the remaining five VIEs as of December 31, 2015 (seven VIEs as of December 31, 2014).

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The financial information of the Company’s VIEs and VIEs' subsidiaries as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015, before intra-group eliminations between VIEs and other group entities, is as follows:

	As of December 31,
	2014	2015
	RMB	RMB
Total assets	63,090	103,740
Total liabilities	38,716	104,795

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Net Revenues	125,961	72,645	108,133
Net loss	(3,767)	(9,636)	(14,554)
Net cash used in operating activities	(13,500)	(49,782)	37,943
Net cash generated from (used in) investing activities	12,041	14,709	(31,682)
Net cash generated from financing activities	—	33,370	—

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(9)	Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of December 31,
	2014	2015
	RMB	RMB

Business and other tax payable	24,987	35,358
Refundable deposits from employees and agents	9,705	13,239
Professional fees	17,340	18,553
Accrued expenses to third parties (note i)	23,677	42,622
Payables for addition of office equipment, furniture and fixtures	8,618	8,618
Advance from third parties	8,542	35,808
Insurance compensation claim payable to customers	1,563	823
Payable for equity acquisition of investment in affiliates/subsidiaries	4,685	38,495
Contributions from members of eHuzhu mutual aid program	2,341	8,995
Others	7,954	11,051
Total	109,412	213,562

(i)	As of December 31, 2015, included in accrued expenses to third parties represents an amount of RMB19,500 payable to Chengdu Puyi Bohui Information Technology Co., Ltd., the shareholder of CNinsure Puyi Fund Sales Co. Ltd. ("Puyi Fund Sales") for marketing activities. The Group beneficially owns 19.5% equity interests in Puyi Fund Sales.

Other payables and accrued expenses are unsecured, interest-free and repayable on demand.

(10)	Employee Benefit Plans

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

For the years ended December 31, 2013, 2014 and 2015, the Group contributed RMB42,919, RMB45,467 and RMB47,955, respectively.

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

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the years ended December 31, 2013, 2014 and 2015, if applicable.

Pursuant to the relevant laws and regulations in the PRC, Litian, Shenzhen CNinsure Software Technology Co., Ltd ("CNinsure Software") and Ying Si Kang Information, the subsidiaries of the Group, were regarded as software companies and thus exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Litian, year 2010 was the first profit-making year and accordingly, Litian has made a 12.5% tax provision for its profits for the years ended December 31, 2012, 2013 and 2014. For CNinsure Software, year 2012 was the first profit-making year and accordingly, CNinsure Software has not made any provision for PRC income tax for the years ended December 31, 2012 and 2013, and has made a 12.5% tax provision for its profits for the years ended December 31, 2014 and 2015. For Ying Si Kang Information, year 2014 is the first profit-making year and accordingly it has not made any provision for PRC income tax for the years ended December 31, 2014 and 2015.

The Group accounts for uncertain income tax positions by prescribing a minimum recognition threshold in the financial statements.

As of December 31, 2015, the Group’s liabilities for unrecognized tax benefits were included in other tax liabilities. The movements of unrecognized tax benefits are as follows:

RMB
Balance as of January 1, 2013	47,589
Gross increase in prior-period tax positions	3,146
Balance as of December 31, 2013	50,735
Offset per FASB ASU No. 2013-11—Income Taxes (Topic 740)	(4,808)
Gross increase in prior-period tax positions	7,928
Balance as of December 31, 2014	53,855
Effect per FASB ASU No. 2013-11—Income Taxes (Topic 740)	825
Gross increase in prior-period tax positions	15,674
Balance as of December 31, 2015	70,354

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Group’s consolidated financial statements as of December 31, 2014 and 2015. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Group’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

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

Income tax expenses are comprised of the following:

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Current tax expense	29,436	25,607	26,932
Deferred tax income	(2,278)	(1,318)	(1,067)
Income tax expense	27,158	24,289	25,865

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2014	2015
	RMB	RMB
Current deferred tax assets:
Operating loss carryforward	4,313	1,079
Less: valuation allowances	(4,313)	(1,079)
Current deferred tax asset, net	—	—

Non-current deferred tax assets:
Operating loss carryforward, after offset effect of ASU 2013-11	33,930	27,245
Less: valuation allowances	(31,292)	(25,587)
Non-current deferred tax asset, net	2,638	1,658
Total	2,638	1,658

Deferred tax liabilities:
Intangible assets, net	6,769	3,895
Investment income	18,162	18,162
Total	24,931	22,057

Due to the uncertainty of the level of PRC subsidiaries or VIEs’ taxable income, management does not believe certain subsidiaries or VIEs will generate sufficient taxable income such that it is more likely than not that the deferred tax assets will not be realized. As such, a valuation allowance has been established for these deferred tax assets as of December 31, 2014 and 2015. The Group had total operating loss carry-forwards of RMB166,557 and RMB131,198 as of December 31, 2014 and 2015, respectively. Such operating loss carry-forwards expire five years after the PRC subsidiaries or VIEs incur the loss unless utilized. As of December 31, 2015, the operating loss carry-forwards of RMB14,039, RMB20,306, RMB28,200, RMB34,400 and RMB34,254 is to expire for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively. During the year ended December 31, 2013, 2014 and 2015, nil, nil and RMB4,251, respectively, of tax loss carried forward has been expired and canceled.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Income before income taxes and income of affiliates	106,521	159,720	214,422
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	26,630	39,930	53,605
Expenses not deductible for tax purposes:
Entertainment	494	579	685
Other	12,974	6,482	5,176
Tax exemption and tax relief:
Tax rate differential	(27,686)	(34,315)	(44,381)
Change in valuation allowance	13,812	2,934	(4,194)
Uncertain tax provisions	3,148	7,928	15,674
Other	(2,214)	751	(700)
Income tax expense	27,158	24,289	25,865

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately RMB27,686, RMB34,315 and RMB44,381 for the years ended December 31, 2013, 2014 and 2015, respectively. Without such exemption, the Group’s basic and diluted net profit per share for the year ended December 31, 2013, 2014, and 2015 would have been decreased by RMB0.03, RMB0.03, and RMB0.04 respectively.

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

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution to the Group of approximately RMB1,967,287 and RMB1,954,541 as of December 31, 2014 and 2015 respectively, are considered to be indefinitely reinvested, and accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred tax liability in respect of those undistributed earnings of approximately RMB196,729 and RMB195,454, respectively.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting over tax basis, including those differences attributable to a more-than-50-percent-owned domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIE affiliates because the Group believes such excess earnings can be distributed in a manner that would not be subject to tax.

(12)	Capital Structure

During 2015, the Company issued 6,754,720 new shares for the exercise of options, representing 0.59% of the total shares outstanding as of December 31, 2015.

During 2015, the Company repurchased 2,261,100 shares from the public market, representing 0.20% of the total shares outstanding as of December 31, 2015.

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

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(13)	Net Income per Share

The computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Basic:
Net income	99,984	166,080	215,481
Less: Net income attributable to the noncontrolling interests	4,341	4,320	5,395
Net income attributable to the Company’s shareholders	95,643	161,760	210,086
Weighted average number of ordinary shares outstanding	998,861,526	1,005,842,212	1,151,705,374
Basic net income per ordinary share	0.10	0.16	0.18
Basic net income per ADS	1.92	3.22	3.65

Diluted:
Net income	99,984	166,080	215,481
Less: Net income attributable to the noncontrolling interests	4,341	4,320	5,395
Net income attributable to the Company’s shareholders	95,643	161,760	210,086
Weighted average number of ordinary shares outstanding	998,861,526	1,005,842,212	1,151,705,374
Weighted average number of dilutive potential ordinary shares from share options	1,708,492	6,749,175	51,618,147
Total	1,000,570,018	1,012,591,387	1,203,323,521
Diluted net income per ordinary share	0.10	0.16	0.17
Diluted net income per ADS	1.91	3.19	3.49

During the years ended December 31, 2013, 2014 and 2015, the Company had share options of which would potentially dilute earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effect would have been antidilutive, such share options consist of 38,222,880, 16,920 and nil, respectively.

(14)	Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2015. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There are no appropriations to reserves by the Company other than the Group’s subsidiaries and VIEs in the PRC during the periods presented. Amounts contributed to the statutory reserves were RMB198,422 and RMB302,115 as of December 31, 2014 and 2015, respectively.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(15)	Related Party Balances and Transactions

The principal related party balances and transactions as of and for the years ended December 31, 2014 and 2015 are as follows:

a)	Amounts due from related parties:
	As of December 31,
	2014	2015
	RMB	RMB
Amount due from an affiliate and its subsidiaries, net (i)	209,601	36,508
Subscription receivables (note 2(m) & note 12)	257,491	268,829

(i)	The Group agreed to grant a revolving loan with a maximum amount of US$50,000 (equivalent to RMB317,990 as per the agreement) to Sincere Fame and its subsidiaries pursuant to a facility letter entered in October 2011 (the “Facility"). The Facility is valid for two years and is renewed upon mutual agreement for another two years in October 2013 and October 2015. On January 1, 2012, the Group and Sincere Fame further entered into a supplemental loan agreement, which established the legal rights to offset the interests and amounts receivable or payable between the Group and Sincere Fame, and all the subsidiaries of the Group and Sincere Fame. The amounts are unsecured and bear interest at 7.3% and are repayable on demand. As of December 31, 2014 and 2015, the amount due from Sincere Fame and its subsidiaries represented RMB179,681 and nil principal receivable, respectively, and RMB28,420 and RMB36,508 interest receivable respectively. In addition, as of December 31, 2014 and 2015, RMB1,500 and nil account receivables represent the amount due from Sincere Fame and its subsidiaries which are unsecured, interest-free and repayable on demand.
b)	A subsidiary of the Company provided information technology service to an affiliate and charged RMB1,415, nil and nil for the years ended December 31, 2013, 2014, and 2015, respectively.
The Group charged affiliates interest income of RMB6,843, RMB12,170 and RMB8,088 for loans receivable for the years ended December 31, 2013, 2014, and 2015, respectively.
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

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum operating lease payments as of December 31, 2015 are:

Minimum Lease Payment
RMB
Year ending December 31:
2016	31,152
2017	16,080
2018	7,516
2019	6,535
2020	4,121
Total	65,404

Rental expenses incurred under operating leases for the years ended December 31, 2013, 2014 and 2015 amounted to RMB30,509, RMB27,455 and RMB36,206, respectively.

(ii) The Group entered into various acquisition agreements which contain certain purchase considerations that are contingent upon future performance of the acquired companies. Please refer to note 3 for more details.

(17)	Concentrations of Credit Risk

Concentration risks

Details of the customers accounting for 10% or more of total net revenues from commissions and fees are as follows:

	Year ended December 31,
	2013	% of sales	2014	% of sales	2015	% of sales
	RMB		RMB		RMB
PICC Property and Casualty Company Limited ("PICC")	346,405	20%	442,608	21%	676,939	24%
China Pacific Property Insurance Co., Ltd. ("CPIC")	204,983	12%	255,655	12%	315,961	11%
Ping An Property & Casualty Insurance Company of China, Ltd. ("Ping An").	248,102	14%	294,228	14%	283,935	10%
	799,490	46%	992,491	47%	1,276,835	45%

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2014	%	2015	%
	RMB		RMB
PICC.	32,117	17%	53,851	22%
CPIC	22,927	12%	28,947	12%
Ping An.	28,903	16%	*	*
Huaxia Life Insurance Company Limited	*	*	26,456	11%
	83,947	45%	109,254	45%

* represented less than 10% of account receivables as of the year end.

The Group performs ongoing credit evaluations of its customers and related parties and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Group performs ongoing credit evaluations on the amounts due from Sincere Fame and its subsidiaries (note 15(a)(i)). As the Group has significant influences over the operations of Sincere Fame through its equity investment in Sincere Fame, and in view of the historically positive operating results of Sincere Fame and its subsidiaries, the Group considered that the credit risks on the amounts due from an affiliate and its subsidiaries are not significant.

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

(18)	Non-Cash Transactions

The Group entered into the following non-cash investing and financing activities:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Considerations payable in connection with acquisition of additional interests in subsidiaries	—	4,685	34,310
Considerations payable in connection with other investment	3,720	—	—
Subscription receivables from employee companies (Note 2(m) & Note 12)	—	257,491	—

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(19)	Share-based Compensation

2014 InsCom Options

On March 29, 2012, the shareholders of InsCom Holdings Limited ("InsCom"), a private subsidiary of which the Group has a 65.1% equity interest, have resolved on the adoption of a share incentive plan, under which the maximum number of ordinary shares that can be granted is 202,400,000 shares, equal to 20% of the total number of ordinary shares outstanding at InsCom as at March 28, 2012, and that the board of directors are authorized to grant such options.

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

As of the grant date and the periods presented, the fair values of the 2014 InsCom Options were estimated to be of nominal values. The share-based compensation expenses related to the 2014 InsCom Options was RMB109 and nil for the years ended December 31, 2014 and 2015, respectively. No shares of 2014 InsCom Options had been exercised.

2013 InsCom Options

On June 24, 2013, InsCom granted stock options to purchase 5,914,312 of its ordinary shares to its entrepreneurial agents and 14,744,000 ordinary shares to its and the Group's employees (the "2013 InsCom Options"). The number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued services to the InsCom and the Group. For options granted to agents, 60,000 ordinary shares ("Option J1") was vested immediately on June 24, 2013, and the remaining ("Option J2") of the award options shall vest on June 30, 2014, the expiration date for options granted to agents is December 31, 2014. For options granted to employees ("Option J3"), the vesting date is June 30, 2014, and the expiration date is June 30, 2018. The 2013 InsCom Options have an exercise price of RMB1.20 per ordinary share. The exercise price and expiration date for 2013 InsCom Options was later modified) (See "option modification" section of the note). There is no intrinsic value of the options as of the date of grant.

As of the grant date and the periods presented, the fair values of the 2013 InsCom Options were estimated to be of nominal values. The share-based compensation expenses related to the 2013 InsCom Options was RMB6, nil and nil for the years ended December 31, 2013, 2014 and 2015, respectively. No shares of 2013 InsCom Options had been exercised.

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

As of the grant date and the periods presented, the fair values of the 2012 InsCom Options were estimated to be of nominal values. The share-based compensation expenses related to the 2012 InsCom Options was RMB6, nil and nil for the years ended December 31, 2013, 2014 and 2015 respectively. As of December31, 2015, no shares of 2012 InsCom Options had been exercised.

2012 Option

a.	2012 Options G

On March 12, 2012, the Company granted options ("2012 Options G") to its directors and employees to purchase up to 92,845,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a five-year service period from 2012 to 2016. The members of the board of directors of the Company received 8,800,000 stock options, which require continued services to the Company but with no other performance conditions. For the rest of the 2012 Option G awards, the number of options that the grantees are entitled to in each year will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued employment with the Company. Accordingly, 20% ("Option G1"), 20% ("Option G2"), 25% ("Option G3"), 20% ("Option G4") and 15% ("Option G5") of the award options shall vest on May 31 each of the years 2012 to 2016, respectively. The expiration date of the 2012 Options is March 12, 2022. The 2012 Options G had an exercise price of US$0.30 (RMB1.90) and an intrinsic value of US$0.04 (RMB0.26) per ordinary share, except for the 3,200,000 options granted to the two independent directors which had an exercise price of US$0.31 (RMB1.98) and an intrinsic value of US$0.03(RMB0.17) per ordinary share. The exercise price for Option G was later modified to US$0.001 (RMB0.006) and the number of shares are reduced by half (See "option modification" section of the note). The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

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

For the years ended December 31, 2013, 2014 and 2015, share-based compensation expenses of RMB35,732, RMB22,200 and RMB12,940 were recognized in connection with the 2012 Options G, respectively. During the years ended December 31, 2015, 5,923,620 shares of 2012 Options G had been exercised. During the years ended December 31, 2013, 2014 and 2015, 786,670, 932,305 and 114,250 shares of 2012 Options G, respectively, were forfeited due to employee resignations. No share-based compensation expense related to the forfeited options was recognized.

b.	2012 Options H

On March 12, 2012, the Company granted options ("2012 Options H") to its entrepreneurial agents and captains (non-employees) to purchase 3,800,000 ordinary shares of the Company, of which 3,000,000 and 800,000 options were granted to agents and captains respectively. Pursuant to the option agreements entered into between the Company and the option grantees, 40% ("Option H1"), 40% ("Option H2") and 20% ("Option H3") of the 3,000,000 award options granted to agents shall vest in May 31, 2014, 2015 and 2016 of each year respectively; and 40% ("Option H4"), 40% ("Option H5") and 20% ("Option H6") of the 800,000 award options granted to captains shall vest in May 31, 2013, 2014 and 2015 of each year respectively. The number of options that the grantees are entitled to in each year of 2013 to 2016 will be calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued agent services with the Company. The expiration date of the 2012 Options H is March 12, 2022. The 2012 Options H had an exercise price of US$0.30 (RMB1.90), which was later modified to US$0.001 (RMB0.006) (See "option modification" section of the note) and an intrinsic value of US$0.04 (RMB0.26) per ordinary share as of the date of grant.

The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions as of December 31, 2015, exclude Option H1, H4 and H5, and H2 and H6 which were vested on May 31, 2013, May 31, 2014 and May 31, 2015 respectively:

Option H3
Stock price per underlying ordinary shares	US$0.46
Weight average assumptions – expected dividend yield	0%
Risk-free interest rate	1.60%
Expected life	4.31
Expected volatility	64.83%

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

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

For the years ended December 31, 2013, 2014 and 2015, share-based compensation expenses of RMB1,288, RMB1,289 and RMB1,213 were recognized in connection with the 2012 Options H, respectively. During the year ended December 31, 2015, 62,140 of 2012 Options H had been exercised. During the years ended December 31, 2013, 2014 and 2015,143,664, 898,740 and 284,978 shares of 2012 Options H, respectively, were forfeited due to termination of agency contracts. No share-based compensation expense related to the forfeited options was recognized.

2009 Options

On March 9, 2009, the Company granted options ("2009 Options") to its employees to purchase 10,000,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a four-year period, with 30% ("Option D1"), 30% ("Option D2"), 20% ("Option D3") and the remaining 20% ("Option D4") of the options vesting on March 31 of each of the years 2010 to 2013, respectively, subject to the continuous employment of the option grantees and their key performance indicators ("KPI") results for the year 2009. The expiration date of the 2009 Options is March 31, 2015, which was later modified to December 31, 2017 (See "option modification" section of the note). The 2009 Options have an exercise price of US$0.34 (RMB2.30) per ordinary share, equal to the price per ordinary share quoted on the Nasdaq Global Select Market at the date of passing the resolutions. There is no intrinsic value of the options as of the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option D1	Option D2	Option D3	Option D4
Weight average assumptions – expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.35%	3.51%	3.55%	3.61%
Expected life (years)	3.56	4.06	4.56	5.06
Expected volatility	33.0%	31.9%	32.2%	31.2%

During the years ended December 31, 2015, 394,420 shares of 2009 Options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

For the years ended December 31, 2013, 2014 and 2015, share-based compensation expenses of RMB238, nil and nil was recognized in connection with the 2009 Options respectively, excluding the incremental expenses related to the option modification in December 2013 (See "option modification" section of the note). During the years ended December 31, 2013, 2014 and 2015, 231,600, 110,900 and 30,100 shares of 2009 Options, respectively, were forfeited due to employee resignations. No share-based compensation expense related to the forfeited options was recognized.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

2008 Options

On November 21, 2008, the Company granted options to purchase 32,000,000 ordinary shares of the Company to certain directors and employees ("2008 Options"). Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a four-year period, with 30% ("Option C1"), 30% ("Option C2"), 20% ("Option C3") and the remaining 20% ("Option C4") of the options vesting on March 31 of each of the years 2010 to 2013, respectively, subject to the continuous employment of the option grantees and their KPI results for the year 2009. The expiration date of the 2008 Options is March 31, 2015, which was later modified to December 31, 2017 (See "option modification" section of the note). The 2008 Options have an exercise price of US$0.28 (RMB1.90), equal to the fair value of the Company’s share price at the grant date. There is no intrinsic value of the options as of the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model with the following assumptions:

	Option C1	Option C2	Option C3	Option C4
Weight average assumptions – expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.70%	3.71%	3.93%	4.07%
Expected life (years)	3.86	4.36	4.86	5.36
Expected volatility	28.2%	28.9%	28.0%	27.6%

During the year ended December 31, 2015, 374,540 shares of 2008 Options had been exercised. The expected term was estimated by taking into consideration the expiration period and the vesting terms. Expected volatility was estimated based on daily stock prices of comparable companies for a period with length commensurate to expected term.

For the years ended December 31, 2013, 2014 and 2015, share-based compensation expenses of RMB946, nil and nil, respectively, was recognized in connection with 2008 Options, excluding the incremental expenses related to the option modification in December 2013 (See "option modification" section of the note). During the years ended December 31, 2013, 2014 and 2015 respectively, 269,800, 171,700 and nil shares of 2008 Options, respectively, were forfeited due to employee resignations. No share-based compensation expense related to the forfeited options was recognized.

Option modification

In December 2013, the board of directors approved an option modification to extend the expiration dates of the outstanding 2008 Options and 2009 Options to December 31, 2017. Other terms of the options grants remain unchanged. The Company had taken a modification charge for the incremental compensation cost of RMB6,700 to the consolidated statement of income and comprehensive income for the year ended December 31, 2013, the period in which the modification occurred.

In December 2013, the chairman of InsCom approved an option modification to extend the expiration dates of all InsCom options for one year and revised the exercise price of the options to RMB0.025 per ordinary share, the fair value as of the modification date. The Company had taken a modification charge for the incremental compensation cost of RMB401 to the consolidated statement of income and comprehensive income for the year ended December 31, 2013, the period in which the modification occurred.

In November 2014, the board and compensation committee passed a resolution to modify the exercise price of the 2012 Options. The exercise price of the remaining unexercised the 2012 Options was reduced from $0.30 per ordinary share (for certain directors, officers, key employees and sales agents) and $0.31 per ordinary share (for one independent director who is a resident of the United States) to $0.001 per ordinary share while the maximum aggregate award of 96,645,000 ordinary shares was reduced to 46,722,500 ordinary shares. The options are subject to the same service period. As of December 31, 2014, except for the options granted to one of the independent directors, outstanding options to purchase 91,327,722 ordinary shares were modified into 45,663,861 shares options. There was no incremental cost as a result of such option modification.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

In October 2015, the chairman of InsCom approved an option modification to extend the expiration dates of 2012 InsCom options and 2013 InsCom options to December 31, 2020. Other terms of the options grants remain unchanged. The Company had taken a modification charge for the incremental compensation cost of RMB100 to the consolidated statement of income and comprehensive income for the year ended December 31, 2015, the period in which the modification occurred.

For each of the three years ended December 31, 2013, 2014 and 2015, changes in the status of outstanding options, excluding the InsCom options, were as follows:

	Number of options	Weighted average exercise price in RMB	Aggregate Intrinsic Value RMB
Outstanding as of January 1, 2013	133,161,231	1.92	15,436
Forfeited	(1,431,734)	1.96
Outstanding as of December 31, 2013	131,729,497	1.92	15,436
Exercised	(1,704,380)	2.09
Forfeited	(2,113,656)	1.92
Modification of the 2012 Options	(45,663,861)	1.90
Outstanding as of December 31, 2014	82,247,600	1.93	10,177
Exercised	(6,754,720)	1.92
Forfeited	(429,328)	1.93
Outstanding as of December 31, 2015	75,063,552	1.93	70,931
Exercisable as of December 31, 2015	67,775,401	1.94	63,801

As of December 31, 2015, there were a total of 7,288,151 outstanding unvested options for the Group. As of December 31, 2015, there was RMB4,893 of total unrecognized compensation cost related to share options granted in 2012, which was expected to be recognized in the year of 2016.

No 2012 InsCom Options was exercised, or cancelled during the years ended December 31, 2014 and 2015. There was negligible unrecognized cost as of December 31, 2015. As of December 31, 2015, 6,036,035 shares of 2012 InsCom Options were forfeited because of resignation of the option holders. As of December 31, 2015, 54,972,301 shares of the 2012 InsCom Options were outstanding and exercisable, with weighted average remaining contractual life of 5 years and exercise price of RMB0.025 per ordinary share.

No 2013 InsCom Options was exercised or cancelled during the years ended December 31, 2014 and 2015, and there was no unrecognized cost expected to be recognized as of December 31, 2015. As of December 31, 2015, 4,119,879 shares were forfeited. As of December 31, 2015, 16,538,433 shares of the 2013 InsCom Options were outstanding and exercisable, with weighted average remaining contractual life of 5 years and exercise price of RMB0.025 per ordinary share.

No 2014 InsCom Options was exercised or cancelled during the years ended December 31, 2014 and 2015, and there was no unrecognized cost expected to be recognized as of December 31, 2015. As of December 31, 2015, 2,073,794 shares were forfeited. As of December 31, 2015, 9,592,487 shares of the 2014 InsCom Options were outstanding and exercisable, with weighted average remaining contractual life of 3.8 years and exercise price of RMB0.028 per ordinary share.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The following table summarizes information about the Company’s share option plans for the years ended December 31, 2013, 2014 and 2015, excluding the InsCom options, were:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Weighted-average grant-date fair value per share of options granted	—	—	—
Total intrinsic value of options exercised	—	837	17,399
Total fair value of share options vested	34,362	44,912	38,178

The following table summarizes information about the Company’s stock option plans as of December 31, 2015, excluding the InsCom options, were:

	Options outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise price in RMB	Options Exercisable
2012 Options G	39,838,822	6.25	0.006	32,770,447
2012 Options H	1,023,310	6.25	0.006	803,534
2009 Options	6,575,480	2.00	2.30	6,575,480
2008 Options	27,625,940	2.00	1.90	27,625,940
Total	75,063,552			67,775,401

(20)	Restricted Net Assets

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. As of December 31, 2014 and 2015, the Company had restricted net assets of RMB2,055,417 and RMB2,164,132 (including RMB131,313 and RMB78,847 restricted share capital and statutory reserve of the VIEs), respectively, which were not eligible to be distributed. These amounts were comprised of the registered capital of the Company’s PRC subsidiaries and the statutory reserves disclosed in note 14.

(21)	Segment Reporting

The Group operated three operating segments: (1) insurance agency business segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, (2) insurance brokerage business segment, which mainly consists of providing P&C and life insurance brokerage services to institutional clients, and (3) claims adjusting segment, which consists of providing pre-underwriting survey, claim adjusting, disposal of residual value, loading and unloading supervision and consulting services. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group's chief operating decision maker in deciding how to allocate resources and in assessing performance.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The following table shows the Group’s operations by business segment for the years ended December 31, 2013, 2014 and 2015. Other includes revenue and expenses that are not allocated to reportable segments and corporate related items.

	Year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Net revenues
Agency	1,418,512	1,624,410	2,155,264	332,716
Brokerage	63,418	232,620	369,198	56,994
Claims Adjusting	261,206	292,981	303,846	46,906
Other	13,888	—	—	—
Total net revenues	1,757,024	2,150,011	2,828,308	436,616
Operating costs and expenses
Agency	(1,305,306)	(1,486,871)	(1,969,329)	(304,012)
Brokerage	(53,719)	(197,017)	(319,124)	(49,264)
Claims Adjusting	(234,129)	(275,539)	(292,613)	(45,171)
Other	(145,884)	(159,685)	(168,720)	(26,046)
Total operating costs and expenses	(1,739,038)	(2,119,112)	(2,749,786)	(424,493)
Income (loss) from operations
Agency	113,206	137,539	185,935	28,704
Brokerage	9,699	35,603	50,074	7,730
Claims Adjusting	27,077	17,442	11,233	1,735
Other	(131,996)	(159,685)	(168,720)	(26,046)
Total income from operations	17,986	30,899	78,522	12,123

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Segment assets
Agency	1,682,305	454,803	70,209
Brokerage	118,139	160,286	24,744
Claims Adjusting	116,877	226,121	34,907
Other	1,831,165	3,173,218	489,861
Total assets	3,748,486	4,014,428	619,721

Substantially all of the Group’s revenues for the three years ended December 31, 2013, 2014 and 2015 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.

CNINSURE INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(22)	Subsequent event

In January 2016, the individual shareholder of Dianliang Information, transferred 100% of the equity interest of Dianliang Information to Tibet Zhuli Investment Co., Ltd., a wholly-owned subsidiary if the Group. As a result, Dianliang Information become the wholly-owned subsidiaries and the Group have obtained direct equity ownership in all of the insurance intermediary businesses and an online mutual aid platform in the PRC.

In January 2016, the NEEQ reportedly informed brokerage firms that the listings of all non-mainstream financial services companies will be temporarily suspended. It is unclear whether or not CISLA will be treated as a non-mainstream financial services company and how the decision may affect the listing of CISLA. But it may prolong the review process by the NEEQ and increase uncertainty as to when and whether the listing application will be approved. The proposed listing may not be successful and the Group may incur substantial costs in connection with the proposed listing.

In March 2016, during the fourth session of the 12th National People’s Congress, it was announced that the VAT reform will be fully rolled out and extended to all industries including construction, real estate, financial services and lifestyle services. Subsequently, the State Administration of Taxation and Ministry of Finance jointly issued a Notice on Preparing for the Full Implementation of the VAT Reform (Cai Shui [2016] No. 32). Accordingly, the Group will pay value-added tax instead of business tax starting from May 1, 2016. The Group is in the process of evaluating the impact on the consolidated financial statements.

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

Balance Sheets

(In thousands, except for shares)

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	9,707	5,349	826
Other receivables	296	213,806	33,006
Amounts due from subsidiaries	1,539,702	1,394,118	215,215
Total current assets	1,549,705	1,613,273	249,047
Non-current assets:
Investment in subsidiaries	1,700,295	1,736,488	268,067
Total assets	3,250,000	3,349,761	517,114

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables	2,723	4,602	710
Amounts due to subsidiaries	36,525	27,729	4,281
Total liabilities	39,248	32,331	4,991
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 1,150,565,906 and 1,155,059,526 as of December 31, 2014 and 2015, respectively)	8,563	8,592	1,326
Additional paid-in capital	2,601,401	2,454,244	378,870
Retained earnings	963,385	1,173,471	181,153
Accumulated other comprehensive loss	(105,106)	(50,048)	(7,726)
Subscription receivables	(257,491)	(268,829)	(41,500)
Total shareholders’ equity	3,210,752	3,317,430	512,123
Total liabilities and shareholders' equity	3,250,000	3,349,761	517,114

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY—(Continued)

Statements of Income and Comprehensive Income

(In thousands)

	Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
General and administrative expenses	(50,633)	(31,191)	(19,839)	(3,062)
Interest income	6,847	12,464	15,913	2,456
Equity in earnings of subsidiaries	139,429	180,487	214,012	33,038
Net income	95,643	161,760	210,086	32,432
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(6,982)	6,008	6,153	949
Share of other comprehensive income of affiliates, net of tax	—	—	37,567	5,799
Comprehensive income attributable to the Company's shareholders	88,661	167,768	253,806	39,180

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)

Statements of Shareholders’ Equity

(In thousands, except for shares)

	Share Capital			Treasury Stock			Accumulated
	Number of Share	Amounts	Additional Paid-in Capital	Number of Share	Amounts	Retained Earnings	Other Comprehensive Income	Subscription Receivables	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013	998,861,526	7,624	2,284,906	—	—	705,982	(104,132)	—	2,894,380
Net income	—	—	—	—	—	95,643	—	—	95,643
Foreign currency translation	—	—	—	—	—	—	(6,982)	—	(6,982)
Share-based compensation	—	—	44,904	—	—	—	—	—	44,904
Other	—	—	152	—	—	—	—	—	152
Balance as of December 31, 2013	998,861,526	7,624	2,329,962	—	—	801,625	(111,114)	—	3,028,097
Net income	—	—	—	—	—	161,760	—	—	161,760
Issue new shares to employees	150,000,000	928	256,563	—	—	—	—	(257,491)	—
Foreign currency translation	—	—	—	—	—	—	6,008	—	6,008
Exercise of share options	1,704,380	11	3,172	—	—	—	—	—	3,183
Share-based compensation	—	—	23,598	—	—	—	—	—	23,598
Other	—	—	(11,894)	—	—	—	—	—	(11,894)
Balance as of December 31, 2014	1,150,565,906	8,563	2,601,401	—	—	963,385	(105,106)	(257,491)	3,210,752
Net income	—	—	—	—	—	210,086	—	—	210,086
Foreign currency translation	—	—	—	—	—	—	17,491	(11,338)	6,153
Repurchase of ordinary shares	—	—	—	(2,261,100)	(6,276)	—	—	—	(6,276)
Exercise of share options	4,493,620	29	(4,787)	2,261,100	6,276	—	—	—	1,518
Share-based compensation	—	—	17,653	—	—	—	—	—	17,653
Acquisition of additional interest in a subsidiary	—	—	(160,023)	—	—	—	—	—	(160,023)
Share of other comprehensive income in affiliates	—	—	—	—	—	—	37,567	—	37,567
Balance as of December 31, 2015	1,155,059,526	8,592	2,454,244	—	—	1,173,471	(50,048)	(268,829)	3,317,430
Balance as of December 31, 2015 in US$		1,326	378,870		—	181,153	(7,726)	(41,500)	512,123

CNINSURE INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	95,643	161,760	210,086	32,432
Adjustments to reconcile net income to net cash generated from (used in) operating activities:
Equity in earnings of subsidiaries	(139,016)	(180,487)	(214,012)	(33,038)
Compensation expenses associated with stock options	44,904	23,598	17,653	2,725
Changes in operating assets and liabilities:
Other receivables	1,212	39,810	(213,510)	(32,959)
Other payables	(582)	(42,379)	1,879	291
Net cash generated from (used in) operating activities	2,161	2,302	(197,904)	(30,549)
Cash flows from investing activities
(Increase) decrease in investment in subsidiaries	(34,102)	29,853	55,363	8,546
Advances from (to) subsidiaries	37,337	(43,110)	136,788	21,116
Disposal of subsidiaries	(1,532)	—	—	—
Net cash generated from (used in) investing activities	1,703	(13,257)	192,151	29,662
Cash flows from financing activities:
Proceeds on exercise of stock options	—	3,183	1,518	234
Repurchase ordinary shares	—	—	(6,276)	(969)
Net cash generated from (used in) financing activities	—	3,183	(4,758)	(735)
Net increase (decrease) in cash and cash equivalents	3,864	(7,772)	(10,511)	(1,622)
Cash and cash equivalents at beginning of year	14,589	11,471	9,707	1,499
Effect of exchange rate changes on cash and cash equivalents	(6,982)	6,008	6,153	949
Cash and cash equivalents at end of year	11,471	9,707	5,349	826

CNINSURE INC.

Note to Schedule 1

(In thousands, except for shares)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2015, RMB2,164,132 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company have been presented for the years ended December 31, 2014 and 2015.

