Form 20-F
period 2016-12-31
FANHUA INC.
filed 2017-04-19
CIK 1413855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-33768

FANHUA INC.

 (Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(Address of principal executive offices)

Peng Ge, Chief Financial Officer

Tel: +86 20 83883033

E-mail: gepeng@fanhuaholdings.com

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

1,165,072,926 ordinary shares, par value US$0.001 per share as of December 31, 2016

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, ” “accelerated filer ” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐   No  ☐

INTRODUCTION

In this annual report, unless the context otherwise requires:

●	“we,” “us,” “our company,” “our” or “Fanhua” refer to Fanhua Inc., formerly known as CNinsure Inc., its subsidiaries and our consolidated affiliated entities, if applicable;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Taiwan, Hong Kong and Macau;

●	“provinces” of China refers to the 22 provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing) and the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi);

●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

●	“ADSs” refers to our American depositary shares, each of which represents 20 ordinary shares;

●	“consolidated affiliated entities” refers to Shenzhen Xinbao Investment Management Co., Ltd., or Xinbao Investment and its subsidiaries which became our wholly-owned subsidiary in May 2016 and Shenzhen Dianliang Information Technology Co., Ltd., or Dianliang Information which became our wholly-owned subsidiary in January 2016;

●	all references to “RMB” or “Renminbi” are to the legal currency of China, all references to “US$” and “U.S. dollars” are to the legal currency of the United States and all references to “HK$” and “HK dollars” are to the legal currency of the Hong Kong Special Administrative Region; and

●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

 Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

 Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected consolidated statements of income data for the years ended December 31, 2014, 2015 and 2016 and the consolidated balance sheets data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of income data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheets data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements, which are not included in this annual report.

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

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except shares, per share and per ADS data)
Consolidated Statement of Income Data
Net revenues:
Agency	1,305,310	1,418,512	1,624,410	2,155,264	3,746,471	539,604
Brokerage	48,855	63,418	232,620	369,198	617,738	88,973
Claims adjusting	217,497	261,206	292,981	303,846	336,413	48,454
Other services	14,455	13,888	—	—	—	—
Total net revenues	1,586,117	1,757,024	2,150,011	2,828,308	4,700,622	677,031
Operating costs and expenses:
Agency	(936,246)	(1,094,843)	(1,261,888)	(1,675,261)	(2,906,791)	(418,665)
Brokerage	(29,716)	(47,351)	(185,593)	(293,875)	(503,925)	(72,580)
Claims adjusting	(113,697)	(142,245)	(167,676)	(181,370)	(199,810)	(28,779)
Other services	(6,150)	(8,933)	—	—	—	—
Total operating costs	(1,085,809)	(1,293,372)	(1,615,157)	(2,150,506)	(3,610,526)	(520,024)
Selling expenses	(78,449)	(96,461)	(107,263)	(143,279)	(588,822)	(84,808)
General and administrative expenses(1)	(356,033)	(349,205)	(396,692)	(456,001)	(487,234)	(70,176)
Total operating costs and expenses	(1,520,291)	(1,739,038)	(2,119,112)	(2,749,786)	(4,686,582)	(675,008)
Income from operations	65,826	17,986	30,899	78,522	14,040	2,023
Other income , net:
Investment income	—	8,886	44,240	65,624	115,275	16,603
Interest income	90,323	84,250	82,251	57,234	6,931	998
Finance cost	(2,439)	—	—	—	—	—
Others, net	6,742	(4,601)	2,330	13,042	11,452	1,649
Income before income taxes and income of affiliates	160,452	106,521	159,720	214,422	147,698	21,273
Income tax expense	(50,373)	(27,158)	(24,289)	(25,865)	(28,353)	(4,084)
Share of income of affiliates	14,658	20,621	30,649	26,924	48,293	6,955
Net income	124,737	99,984	166,080	215,481	167,638	24,144
Less: Net (loss) income attributable to the noncontrolling interests	(5,773)	4,341	4,320	5,395	10,591	1,526
Net income attributable to the Company’s shareholders	130,510	95,643	161,760	210,086	157,047	22,618
Net income per share:
Basic:	0.13	0.10	0.16	0.18	0.14	0.02
Diluted:	0.13	0.10	0.16	0.17	0.13	0.02
Net income per ADS:
Basic	2.60	1.92	3.22	3.65	2.71	0.39
Diluted	2.60	1.91	3.19	3.49	2.60	0.37
Shares used in calculating net income per share:
Basic	1,002,308,275	998,861,526	1,005,842,212	1,151,705,374	1,160,592,325	1,160,592,325
Diluted	1,005,301,969	1,000,570,018	1,012,591,387	1,203,323,521	1,208,821,796	1,208,821,796

(1)	Including share-based compensation expenses of RMB66.9 million, RMB45.3 million, RMB23.6 million, RMB17.7 million and RMB4.9 million (US$0.7 million) for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,525,618	2,288,623	2,103,068	1,115,266	240,242	34,602
Total current assets	2,993,900	3,177,801	3,301,726	3,513,061	3,694,564	532,127
Total assets	3,400,789	3,560,730	3,748,486	4,014,428	4,238,568	610,480
Total current liabilities	318,539	339,425	335,440	488,448	747,119	107,608
Total liabilities	392,882	413,968	414,226	580,859	834,474	120,189
Noncontrolling interests	113,527	118,665	123,508	116,139	117,242	16,886
Total equity	3,007,907	3,146,762	3,334,260	3,433,569	3,404,094	490,291
Total liabilities and shareholders’ equity	3,400,789	3,560,730	3,748,486	4,014,428	4,238,568	610,480

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.9430 to US$1.00, the noon buying rate in effect as of December 30, 2016 in The City of New York for cable transfers of RMB, as set forth in H.10 weekly statistical release of the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 14, 2017, the noon buying rate was RMB6.8835 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	Noon Buying Rate
	(RMB per US$1.00)
Period	Period End	Average(1)	Low	High

2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 14)	6.8835	6.8899	6.8988	6.8832

Source: H.10 weekly statistical release of the Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Our Industry

If and when our contracts with insurance companies are suspended or changed, our business and operating results will be materially and adversely affected.

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

For the year ended December 31, 2016, our top five insurance company partners were PICC Property and Casualty Company Limited , or PICC P&C, Huaxia Life Insurance Co., Ltd., or Huaxia, China Pacific Property Insurance Co., Ltd., or CPIC, Ping An Property & Casualty Insurance Company of China, Ltd., or Ping An, Tian'an Life Insurance Co., Ltd., or Tian'an. Among these top five partners, each of PICC P&C, Huaxia and CPIC accounted for more than 10% of our total net revenues in 2016, with PICC P&C accounting for 26.5%, Huaxia for 11.0% and CPIC for 10.4%.

On March 1, 2017, our subsidiaries were notified verbally by PICC P&C's local branches that PICC P&C was temporary suspending its business cooperation with us on areas such as insurance agency, brokerage and claims adjustment because certain of PICC P&C’s senior management members was being investigated by the government. We derived 26.5% of our total revenues from PICC P&C in 2016 and had approximately 16.8% of our account receivables from PICC P&C as of December 31, 2016. In respect of the suspension of business cooperation with PICC P&C, the management has assessed the recoverability of the amounts due from PICC P&C and concluded there is no impairment of the related accounts receivable at this stage.

However, if the business relationship with PICC P&C does not resume in 2017, our total revenue may decrease as compared to 2016. At this stage, we are unable to predict when and whether the business cooperation with PICC P&C might resume. Additionally, the government may request us and our management and/or employees to assist in the investigation against certain of PICC P&C’s senior management members, which would distract the management’s attention, might cause us to lose customers and other business partners and eventually have a material and adverse effect on our business prospectus and financial results. Any prolonged delay in future settlement of the account receivables from PICC P&C may cause uncertainty on the recoverability.

If our investments in our mobile and online platforms are not successful, our business and results of operations may be materially and adversely affected.

We have devoted significant efforts to developing and managing our mobile and online platforms. On January 1, 2012, we launched Baowang (www.baoxian.com), an online insurance platform which allows customers to search for and purchase a wide range of insurance products, including travel insurance, accident insurance and homeowner insurance from various insurance carriers. In October 2012, we launched CNpad, the mobile workstation of our proprietary sales support system, which enables sales agents to help their clients compare price, policy benefits and services from different insurance carriers’ policies, and to apply for and complete the purchase of the policy that best suits their clients’ needs anywhere and anytime. In August 2014, we unveiled eHuzhu (www.ehuzhu.com), an online non-profit mutual aid platform that provides low-cost risk-protection programs on a mutual aid basis among program members. In August 2014, we also rolled out Chetong.net (www.chetong.net), an online-to-offline public service platform for the insurance industry that integrates claims adjustment and auto service resources from around the country to provide claims services such as damage assessment and loss estimations. In 2015, we sold approximately 80% of the equity interests in the operating entity of Chetong.net to its management and employees. In the next few years, we intend to continue to devote significant resources to improving the technology and content of our existing online and mobile initiatives and launching marketing campaigns to increase consumer awareness of these online and mobile solutions or platforms. However, our efforts to develop our mobile and online platforms may not be successful or yield the benefits that we anticipate due to our limited experience in the online and mobile insurance distribution business. In addition, our expansion may depend on a number of factors, many of which are beyond our control, including but not limited to:

●	the effectiveness of our marketing campaigns to build brand recognition among consumers and our ability to attract and retain customers;

●	the acceptance of third-party e-commerce platforms as an effective channel for underwriters to distribute their insurance products;

●	the acceptance of CNpad as an effective tool for sales agents;

●	public concerns over security of e-commerce transactions and confidentiality of information;

●	increased competition from insurance companies which directly sell insurance products through their own websites, call centers, portal websites which provide insurance product information and links to insurance companies’ websites, and other professional insurance intermediary companies which may launch independent websites in the future;

●	further improvement in our information technology system designed to facilitate smoother online transactions; and

●	further development and changes in applicable rules and regulations which may increase our operating costs and expenses, impede the execution of our business plan or change the competitive landscape.

On July 27, 2015, the China Insurance Regulatory Commission, or CIRC, promulgated the Interim Measures for the Supervision of Internet Insurance Business, or Interim Measures, which immediately became effective and sets forth the qualifications and procedures for insurance intermediaries to operate internet insurance businesses in China. As advised by our PRC counsel, we have obtained the necessary approvals and licenses and our operations meet the qualification requirements of the Interim Measures. Since online insurance distribution has emerged only recently in China and is evolving rapidly, the CIRC may promulgate and implement new laws and regulations to govern this sector from time to time. We cannot assure you that our operations will always be consistent with the changes and further development of regulations applicable to us or we will be able to obtain necessary approvals and licenses as required on a timely basis.

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

In July 2014, the CIRC promulgated the Consultation Paper of the Rules on Deepening the Pricing Reform of Commercial Auto Insurance Policies, allowing insurers to set their own premium rates for auto insurance policies based on a new pricing model. Under the new pricing model, the premium of an auto insurance policy will be determined based on pure risk premium, loadings and premium adjustment factors, and the pricing in both direct sales and through intermediary channels will be based on the same pricing model. In January 2015, the CIRC promulgated the Guidelines on Deepening the Pricing Reform of Commercial Auto Insurance Policies, granting insurers more flexibility in auto insurance premiums based on their own operational conditions. The deregulation reform of regulatory regime on auto insurance pricing was implemented in six provinces in China in June 2015, expanded to an additional 12 provinces in January 2016 and extended to nationwide in January 2016. The implementation of the pilot program may lead to a decline in premium rate and commission rate that we receive from insurance companies, which would adversely impact our business.

Our business and prospects could be materially and adversely affected if we are not able to manage our growth successfully.

We commenced our insurance intermediary business in 1999 and have expanded our operations substantially in recent years. Our distribution and service networks expanded from one company in one province to 31 insurance agencies, two insurance brokerages and three claims adjusting firms in 29 provinces as of March 31, 2017. Meanwhile, we have broadened our service offerings from the distribution of only automobile insurance products to cover a wide variety of property and casualty insurance and life insurance products and insurance claims adjusting services. Since 2011, we have devoted significant efforts to developing our mobile and online platforms and expect they will be a critical driver to our future business growth.

We conduct our claims adjustment operations in China through our subsidiary Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd., or FHISLA. As part of our growth strategy, FHISLA filed an application in November 2015 with the National Equities Exchange and Quotations, or NEEQ, to list on the New Third Board, an emerging over-the-counter stock market for medium- and small-cap companies in China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry— Our proposed listing of the shares of FHCISLA on a stock exchange in China may not be successfully, and the listing may not provide its anticipated benefits and could negatively impact holders of our ADSs.” We expect the listing of FHISLA to enhance its brand recognition, help attract top talent and allow it to raise capital more efficiently to fund its expansion, all of which are essential to the growth of our claims adjustment business. We anticipate continued growth in the future through multiple means. Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. To manage and support our continued growth, we must continue to improve our operational, administrative, financial and technological systems, procedures and controls, and expand, train and manage our growing employee and agent base. Furthermore, our management will be required to maintain and expand our relationships with insurance companies, other insurance intermediaries, regulators and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. We also cannot assure you that new product and platform offerings will be accepted by consumers or other industry participants or that we will be able to successfully integrate new products into our greater insurance service platform. Any failure to effectively and efficiently manage our expansion could materially and adversely affect our ability to capitalize on new business opportunities, which in turn could have a material adverse effect on our results of operations.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates, which could adversely affect our growth.

From 2007 to 2011, we significantly expanded our operations through a number of acquisitions. We expect some portion of our future growth to come from acquisitions of companies that can complement our existing business, diversify our product offerings and improve our customers’ experience. However, there is no assurance that we can successfully identify suitable acquisition candidates. Even if we identify suitable candidates, we may not be able to complete an acquisition on terms that are commercially acceptable to us. In addition, we compete with other entities to acquire high-quality independent insurance agencies, brokerages and claims adjusting firms. Our competitors may be able to outbid us for these acquisition targets. If we are unable to complete acquisitions, our growth strategy may be impeded and our earnings or revenue growth may be negatively affected.

If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.

Even if we succeed in acquiring suitable target companies, our ability to integrate an acquired entity and its operations is subject to a number of factors. These factors include difficulties in the integration of acquired operations and retention of personnel, entry into unfamiliar markets, unanticipated problems or legal liabilities, tax and accounting issues. The need to address these factors may divert management’s attention from other aspects of our business and materially and adversely affect our business prospects. In addition, costs associated with integrating newly acquired companies could negatively affect our operating margins.

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

The insurance intermediary industry in China is highly competitive, and we expect competition to persist and intensify. In insurance product distribution, we face competition from insurance companies that use their in-house sales force, exclusive sales agents, telemarketing and internet channels to distribute their products, and from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships, as well as from other professional insurance intermediaries. In our claims adjusting business, we primarily compete with other independent claims adjusting firms. We compete for customers on the basis of product offerings, customer services and reputation. Many of our competitors have greater financial and marketing resources than we do and may be able to offer products and services that we do not currently offer and may not offer in the future. The disruption of business cooperation with PICC P&C may cause us to lose our competitive advantages in certain areas. If we are unable to compete effectively against those competitors, we may lose customers and our financial results may be negatively affected.

Our proposed listing of the shares of FHISLA on a stock exchange in China may not be successful, and the listing may not provide its anticipated benefits and could negatively impact holders of our ADSs.

In November 2015, FHISLA filed an application with the NEEQ to list on the New Third Board in China. However, the listings of all non-mainstream financial services companies had been suspended between January 2016 and December 2016. There is uncertainty as to when and whether the listing application of FHISLA will be approved. The disruption of business cooperation between PICC P&C and us may have a material adverse impact on FHISLA’s listing application. The proposed listing may not be successful and we may incur substantial costs in connection with the proposed listing.

We conduct our claims adjustment operations in China through FHISLA, which in 2016 accounted for 7.2% of our total net revenues. We are currently the largest shareholder of FHISLA and own 44.7% of the equity interests in FHISLA. We expect to continue to exercise substantial control over FHISLA and to consolidate FHISLA's results into our financial statements, even after the proposed listing. However, we cannot assure you that we will be able to continue to consolidate the financial statements of FHISLA in the future. Accounting standards relating to consolidation, and their interpretation, have changed and may continue to change. If we are not able to continue to consolidate FHISLA according to applicable accounting standards in the future, we may not be able to receive the benefits from the listing.

Even if FHISLA is listed on NEEQ and remains our consolidated subsidiary after listing, the ownership interest of our ADS holders in the earnings of FHISLA’s operations could be diluted, depending on the amount of capital raised and the manner in which that cash is raised, being debt or equity. Volatility in the trading price of our ADSs may increase due to volatility in CISLA’s trading price on the NEEQ. Further, capital raised by issuing shares of FHISLA may not be sufficient to fund FHISLA’s capital needs. FHISLA’s operations as a company traded on NEEQ may require other resources.

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

Quarterly and annual variations in our commission and fee revenue may unexpectedly impact our results of operations.

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

We currently operate through our wholly-owned or majority-owned insurance agencies, brokerages and claims adjusting firms located in 29 provinces in China. These companies report their results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of negative business developments such as losses of relationships with insurance companies, regulatory inquiries or any other negative events, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

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

Salesperson and employee misconduct could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:

●	making misrepresentations when marketing or selling insurance to customers;

●	hindering insurance applicants from making full and accurate mandatory disclosures or inducing applicants to make misrepresentations;

●	hiding or falsifying material information in relation to insurance contracts;

●	fabricating or altering insurance contracts without authorization from relevant parties, selling false policies, or providing false documents on behalf of the applicants;

●	falsifying insurance agency business or fraudulently returning insurance policies to obtain commissions;

●	colluding with applicants, insureds, or beneficiaries to obtain insurance benefits;

●	engaging in false claims; or

●	otherwise not complying with laws and regulations or our control policies or procedures.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. See “Item 15. Controls and Procedures.” However, there is no assurance that we will be able to maintain effective internal controls over financial reporting in the future. If we fail to do so, we may not be able to produce reliable financial reports and prevent fraud. Moreover, if we are not able to conclude that we have effective internal controls over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

In order to better serve our customers’ needs for diversified and comprehensive financial services, we have expanded into complementary business areas, such as consumer finance and wealth management, to leverage our existing sales network, customer resources and operating platform. For example, in October 2009, we acquired 20.6% equity interest in Sincere Fame International Limited, or Sincere Fame, which owns 100% of the equity interests in China Financial Services Group Limited, or CFSG, a consumer financial services provider. In November 2010, we formed a joint venture, named Fanhua Puyi Investment Management Co., Ltd., or Puyi Investment, (which we later renamed as Fanhua Puyi Fund Sales Co. Ltd., or Puyi Fund Sales, after obtaining the license to distribute mutual funds in March 2013) in which we beneficially own 15.4% of the equity interests. Puyi Fund Sales is a financing platform for mutual funds and trust companies. If we decide to offer wealth management products in the future, our efforts to do so may not be successful and may subject us to risks associated with operating in the consumer financial services sectors in China, including but not limited to, changes in monetary or industry policies and other economic measures that may affect our cooperation with financial institutions and their product supply, as well as competition from other consumer credit brokerage companies and other financial services companies that offer wealth management products. Any failure to successfully identify, execute and integrate acquisitions, investments, joint ventures and alliances as part of any attempted expansion into the consumer financial services sector may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.

If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.

When we acquire a business, the amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the fair value of purchase price and any controlling interest over the net identifiable tangible assets acquired. As of December 31, 2016, goodwill represented RMB122.1 million (US$17.6 million), or 3.7% of our total shareholders’ equity, and other net intangible assets represented RMB59.5 million (US$8.6 million), or 1.8% of our total shareholders’ equity. Our management performs impairment assessment annually and we did not recognize any impairment loss between 2012 and 2016. Under current accounting standards, if we determine that goodwill or intangible assets are impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. As we implement our growth strategy through acquisitions, goodwill and intangible assets may comprise an increasingly larger percentage of our shareholders’ equity. As such, any write-down related to such goodwill and intangible assets may adversely and materially affect our shareholders’ equity and financial results.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large number of transactions across different markets and products at a time when transaction processes have become increasingly complex and the volume of such transactions is growing rapidly. The proper functioning of our financial control, accounting, customer database, customer service and other data processing systems, together with the communication systems of our various subsidiaries and our main offices in Guangzhou, is critical to our business and our ability to compete effectively. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the structure for operating part of our China business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Historically, PRC laws and regulations have restricted foreign investment in and ownership of insurance intermediary companies. As a result, we conducted our insurance intermediary business through contractual arrangements among our PRC subsidiaries, consolidated affiliated entities including Xinbao Investment and Dianliang Information and their individual shareholders between December 2005 and May 2016.

In recent years, some rules and regulations governing the insurance intermediary sector in China have begun to encourage foreign investment. For instance, under the Closer Economic Partnership Arrangement, or CEPA, Supplement IV signed in July 2007 and CEPA Supplement VIII signed on December 13, 2011, between the PRC Ministry of Commerce and the governments of Hong Kong and Macao Special Administrative Region, local insurance agencies in Hong Kong and Macao are allowed to set up wholly-owned insurance agency companies in Guangdong Province if they meet certain threshold requirements. On December 26, 2007, the CIRC issued an Announcement on the Establishment of Wholly-owned Insurance Agencies in Mainland China by Hong Kong and Macao Insurance Agencies, which sets forth specific qualification criteria for implementation purposes. On August 26, 2010, the CIRC released a Circular on the Cancellation of the Fifth Batch of Administrative Approval Items, pursuant to which foreign ownership in a professional insurance intermediary in excess of 25% only requires a filing to be made with the relevant authorities and no longer requires prior approval. On March 13, 2015, the National Development and Reform Commission and Ministry of Commerce jointly issued the Catalogue for the Guidance of Foreign Investment Industries (Revision 2015), or the CGFII 2015 Revision, pursuant to which insurance brokerage firms are removed from the list of industries subject to foreign investment restriction.

We operated online insurance distribution business through Baoxian.com which was subject to foreign investment restriction. On June 19, 2015, the Ministry of Industry and Information Technology published a Notice on Removing the Foreign Ownership Restriction in Online Data Processing and Transaction Processing Business (Operating E-commerce), or the No. 196 Notice. Foreign ownership in online data processing and transaction process business is allowed to increase to 100% as long as the foreign-invested entities obtain necessary licenses to conduct the business. However, there remains uncertainty with regards to the implementation of the No. 196 Notice and the administrative procedures with regards to the application of the data processing and transaction process business licenses.

Following the changes in applicable foreign investment regulations, we commenced a restructuring of our company in October 2011 and subsequently terminated all the contractual arrangements among our PRC subsidiaries and consolidated entities such as Xinbao Investment and Dianliang Information, which became our wholly-owned subsidiaries in 2016. As a result, we obtained direct controlling equity ownership in all of our insurance intermediary companies and our online platforms in 2016. See “Item 4. Information on the Company — C. Organizational Structure.”

If our direct ownership of our online platforms is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the CIRC, will have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of our PRC subsidiaries;

●	restricting or prohibiting any related-party transactions among our PRC subsidiaries;

●	imposing fines or other requirements with which we, our PRC subsidiaries may not be able to comply;

●	requiring us, our PRC subsidiaries to restructure the relevant ownership structure or operations; or

●	restricting or prohibiting us from providing additional funding for our business and operations in China.

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

There is uncertainty regarding the draft Foreign Investment Law, including, the content of its final form and the timing of its adoption and implementation. It is uncertain whether the internet industry or online operation will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance, to be completed by companies, we face uncertainties as to whether such clearance can be timely obtained, or at all.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through PRC subsidiaries in order to provide additional funding to our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any loans we make to any of our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), namely, Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (previously known as CNinsure Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd.), or Zhonglian Enterprise, Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (previously known as CNinsure Xinlian Information Technology Consulting (Shenzhen) Co., Ltd.), or Xinlian Information, and Bao Si Kang Information Technology (Shenzhen) Co., Ltd., or Bao Si Kang Information, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK$300 million (US$38.7 million) in foreign debts as of March 31, 2017. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

Any loans we make to any of our indirectly-held PRC subsidiaries (those PRC subsidiaries which we hold indirectly through Zhonglian Enterprise, Xinlian Information and Bao Si Kang Information), all of which are treated as PRC domestic companies rather than foreign-invested enterprises under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, medium- and long-term international commercial loans to PRC domestic companies are subject to approval by the National Development and Reform Commission. Short-term international commercial loans to PRC domestic companies are subject to the balance control system effected by the SAFE. Due to the above restrictions, we are not likely to make loans to any of our indirectly-held PRC subsidiaries.

Any capital contributions we make to our PRC subsidiaries, including directly-held and indirectly-held PRC subsidiaries, must be approved by the PRC Ministry of Commerce or its local counterparts, and registered with the SAFE or its local counterparts. Such applications and registrations could be time consuming and their outcomes would be uncertain.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries, or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB converted from foreign currencies shall be used only for purposes within the business scope as approved by the authorities in charge of foreign investment or by other government authorities and as registered with the State Administration for Industry and Commerce and, unless set forth in the business scope or in other regulations, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including heavy fines. As a result, Circular 142 may significantly limit our ability to provide additional funding to our PRC subsidiaries through our directly-held PRC subsidiaries in the PRC, which may adversely affect our ability to expand our business.

However, on March 30, 2015, SAFE promulgated Circular 19, a notice on reforming the administrative approach regarding the settlement of the foreign exchange capitals of foreign-invested enterprises, which became effective on June 1, 2015. The new notice states that foreign-invested enterprises shall be allowed to settle their foreign exchange capitals on a discretionary basis. The discretionary settlement by a foreign-invested enterprise of its foreign exchange capital shall mean that the foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis. The SAFE may adjust the foregoing percentage as appropriate according to balance of payments situations. As a result, Circular 19 will relax the limitation of our ability to provide additional funding to our PRC subsidiaries through our directly-held PRC subsidiaries in the PRC.

Risks Related to Doing Business in China

Adverse economic, political and legal developments in China could have a material adverse effect on our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years or so, growth has been uneven across different regions and among various economic sectors of China. Economic growth in China has been slowing in the past few years and dropped to 6.7% for 2016, one of the slowest in the past 25 years, according to data released by the PRC government in January 2017. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. However, these measures may not be successful in transforming the Chinese economy or spurring growth. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

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

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Under our current corporate structure, the primary source of our income at the holding company level is dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency needs, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The PRC Enterprise Income Tax Law may increase the enterprise income tax rate applicable to some of our PRC subsidiaries, which could have a material adverse effect on our result of operations.

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

As a result of the implementation of the EIT Law, certain preferential tax treatments enjoyed by some of our subsidiaries expired on January 1, 2008. According to the EIT Law and related regulations, the preferential tax rates enjoyed by some of our PRC subsidiaries incorporated in Shenzhen, a special economic zone, will gradually increase to the uniform 25% EIT rate during the five year transition period. An increase in the EIT rates for those entities pursuant to the EIT Law could result in an increase in our effective tax rate, which could materially and adversely affect our results of operations.

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

We have been advised by our PRC counsel, Global Law Office, that pursuant to the EIT Law and the Implementation Rules, dividends payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong wholly-owned subsidiary InsCom HK Limited may be subject to a withholding tax at a rate of 5%. The British Virgin Islands, where our wholly-owned subsidiary and the 100% shareholder of Zhonglian Enterprise and Xinlian Information is incorporated, does not have such a tax treaty with China. Under the EIT Law and the Implementation Rules, if we are regarded as a resident enterprise, the dividends we receive from our PRC subsidiaries will be exempt from the EIT. If, however, we are not regarded as a resident enterprise, our PRC subsidiaries will be required to pay a 5% or 10% withholding tax, as the case may be, for any dividends they pay to us. As a result, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, could be materially reduced.

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

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. In addition, each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of its board. These reserves are not distributable as cash dividends. As of December 31, 2016, the total retained earnings of our PRC subsidiaries available for dividend distributions were RMB2.1 billion (US$296.4 million). Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We rely on dividends and other fees paid to us by our subsidiaries in China. Any significant appreciation or depreciation of the RMB against the U.S. dollar may affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our reported earnings, and may adversely affect the price of our ADSs.

The M&A Rule could also make it more difficult for us to pursue growth through acquisitions.

The M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. To date, we have conducted our acquisitions in China exclusively through subsidiaries that used to be our PRC consolidated affiliated entities. In the future, we may grow our business in part by directly acquiring complementary businesses. Complying with the requirements of the new regulations to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may prevent us from completing such transactions on a timely basis, or at all, which could affect our ability to expand our business or maintain our market share.

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

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	conditions in the Chinese insurance industry;

●	changes in the economic performance or market valuations of other insurance intermediaries;

●	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

●	potential litigation or administrative investigations;

●	sales of additional ADSs; and

●	general economic or political conditions in China and abroad.

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

As of March 31, 2017, our executive officers, directors and principal shareholders beneficially owned approximately 45.8% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other noncontrolling shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries in China. Most of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside China upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and some or all of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or our officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state. Our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. It is also uncertain whether the Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or our officers and directors predicated upon the securities laws of the United States or any state.

Our corporate affairs are governed by our memorandum and articles of association amended and restated and by the Companies Law (2016 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by noncontrolling shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, because Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action specific to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

The audit report included in this annual report has been prepared by auditors whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Deloitte Touche Tohmatsu, our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Many of our auditor’s other clients have substantial operations within mainland China, and the PCAOB has been unable to complete inspections of the work of our auditor within mainland China without the approval of the Chinese authorities. Thus, our auditor and its audit work are not currently inspected fully by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside mainland China have identified deficiencies in those firms’ audit procedures and quality control procedures, which can be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in mainland China prevents the PCAOB from regularly evaluating our auditor’s audit procedures and quality control procedures as they relate to their work in mainland China. As a result, investors may be deprived of the benefits of such regular inspections.

The inability of the PCAOB to conduct full inspections of auditors in mainland China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors who primarily work in jurisdictions where the PCAOB has full inspection access. Investors may lose confidence in our reported financial information and the quality of our financial statements.

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

We were a passive foreign investment company for the taxable year ended December 31, 2016, which generally will subject United States Holders of our ADSs or ordinary shares to special and adverse tax rules.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we believe we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2016. In addition, it is likely that one or more of our subsidiaries were also PFICs for such year. A non-United States corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Unless the market price of our ADSs increases or we reduce the amount of cash, short term investments and other passive assets we hold sufficiently from current levels, we are likely to remain a PFIC for future taxable years. Because we believe we were a PFIC for the taxable year ended December 31, 2016, United States Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) of our ADSs or ordinary shares generally will be subject to special and adverse tax rules with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Item 4.	Information on the Company

A.	History and Development of the Company

History of Our Corporate Structure

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

In October 2012, we obtained license approval from the CIRC to establish an insurance sales service group company and renamed Shenzhen Nanfeng Investment, our wholly-owned subsidiary in the PRC, as “Fanhua Insurance Sales Service Group Company Limited”, or Fanhua Group Company, to serve as the holding company of our PRC operating entities.

In November 2015, Fanhua's subsidiary, FHISLA filed an application with the NEEQ to be listed on the New Third Board, an emerging over-the-counter stock market for medium- and small-cap companies in China. As of March 31, 2017, the listing application is still pending for approval.

On December 6, 2016, our shareholders approved the change of our company name from CNinsure Inc. to Fanhua Inc. Our ticker symbol was changed to “FANH” subsequently.

In April 2017, we issued and sold 66,000,000 ordinary shares to Fosun Industrial Holdings Limited for a total purchase price of US$29,162,100. Fosun holds 5.34% of the equity interests in the Company post-closing and its purchased shares are subject to a one-year lock-up. In connection with this investment, Fosun and Fanhua agreed to establish a long term strategic partnership to pursue strategic collaboration in areas such as insurance, healthcare, investment and financial services.

History of Our Business Operation

We began our insurance intermediary business in 1999 by distributing automobile insurance products and automobile loans on an ancillary basis and expanded our product offerings to other property and casualty insurance products in 2002. We commenced life insurance distribution by acquiring three life insurance agencies in 2006 and began to offer claims adjusting services by acquiring four claims adjusting firms in 2008. In June 2010, we established an insurance brokerage business unit to expand our product offerings from retail to commercial lines.

We have grown both organically and through acquisitions. Since 2002, we expanded our operations nationwide by establishing 21 insurance agencies and two insurance brokerage firms and acquiring majority interests in 21 insurance agencies (excluding Datong and its subsidiaries) and five claims adjusting firms.

In recent years, we have devoted significant efforts to developing and managing our mobile and online platforms. In 2010, we acquired a majority equity interest in InsCom Holdings Limited, or InsCom Holdings, to build an e-commerce insurance platform. In April 2014, we established Dianliang Information, as the holding company for eHuzhu (www.ehuzhu.com), an online mutual aid platform that we launched in July 2014. In June 2014, we established Shenzhen Chetong Network Technology Co., Ltd., or Chetong Network, as the holding company for Chetong.net, an internet-based insurance claims service platform, which we launched in August 2014. In July 2015, we transferred 19.9% and 80.1% of the equity interests in Chetong Network to FHISLA and the management and employees of Chetong Network, respectively.

In order to better serve our customers’ needs for diversified and comprehensive financial services, we have made investments in complementary business areas, such as consumer finance and wealth management, to leverage our existing sales network, customer resources and operating platform. In October 2009, we acquired 20.6% equity interest in Sincere Fame International Limited, or Sincere Fame, which owns 100% of the equity interests in China Financial Services Group Limited, or CFSG, a consumer financial services provider. In November 2010, we formed a joint venture, named Fanhua Puyi Investment Management Co., Ltd., or Puyi Investment, (which we later renamed as Fanhua Puyi Fund Sales Co. Ltd., or Puyi Fund Sales, after obtaining the license to distribute mutual funds in March 2013) in which we beneficially own 15.4% of the equity interests. In November 2016, Puyi Fund Sales issued and sold new shares to its and the Company's management and key employees. As a result, our equity interests in Puyi Fund Sales were diluted from 19.5% we previously owned to 15.4%.

Our principal executive offices are located at 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China. Our telephone number at this address is +86-20-8388-6888. Our registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our board of directors may decide. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

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

We distribute insurance products to customers primarily through our sales agents and brokers, and provide claims adjustment services through our claims adjustors. With 280,916 sales agents, 1,165 brokers, 1,241 claims adjustors and 959 sales and service outlets as of March 31, 2017, our distribution and service network reaches 29 out of 34 provinces in China, including some of the most economically developed regions and affluent cities.

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

We also operate several online platforms, which we define as websites and Internet-enabled applications that aggregate insurance product offerings from various insurance companies:

●	Baowang (www.baoxian.com), an online insurance platform that allows customers to directly compare and shop for hundreds of accident, health, travel and homeowner insurance products from dozens of insurance companies online. As of March 31, 2017, Baowang has over 862,497 registered members.

●	eHuzhu (www.ehuzhu.com), an online non-profit mutual aid platform that provides low-cost alternative risk-protection programs on a mutual aid basis among program members. eHuzhu currently offers two programs that cover mutual aid for cancer for three different age groups and accidental death. When a member signs up for a program offered by eHuzhu, he or she agrees to provide financial aid to and is entitled to receive financial aid from other program members in case of any claims covered under such program. The amount of financial aid that each member can claim for is up to RMB300,000, with the maximum contribution from each member limited to RMB3 for each valid claim. As of March 31, 2017, eHuzhu has attracted over 1,585,537 registered members.

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

As of March 31, 2017, we had one e-commerce insurance platform and one online mutual aid platform, and 36 insurance intermediary companies in the PRC, of which 31 were insurance agencies including four with national operating licenses, two were insurance brokerages and three were insurance claims adjusting firms. We also own (i) 20.6% of the equity interests in Sincere Fame International Limited, a financial service company which is primarily engaged in the origination and management of small loans made to individuals, loan repackaging, asset management-related services to financial institutions and mortgage agency services to individuals, (ii) 15.4% of the equity interests in Fanhua Puyi Fund Sales Co., Ltd., a wealth management service company, and (iii) 8.9% of the equity interests in Shenzhen Chetong Network Co., Ltd., an online insurance claims services provider.

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

Segment Information

Our business is divided into three major reporting operating segments: (1) insurance agency, (2) insurance brokerage and (3) claims adjusting. The insurance agency segment provides a broad range of property and casualty and life insurance products to individual customers. The insurance brokerage segment primarily provides commercial lines of property and casualty insurance, group life insurance programs and risk management consulting services to businesses and reinsurance brokerage services to insurance companies. The claims adjusting segment primarily provides claims adjusting services to self-insured entities or insurance companies that choose to outsource some or all of their claims adjustment functions.

Insurance Agency Segment

Our insurance agency segment accounted for 75.6%, 76.2% and 79.7% of our net revenues in 2014, 2015 and 2016, respectively. Revenue from this segment is derived from two broad categories of insurance products: (i) property and casualty insurance products, and (ii) life insurance products, both primarily focused on meeting the insurance needs of individuals.

Property and Casualty Insurance Products

Our main property and casualty insurance product is automobile insurance. In addition, we also offer individual accident insurance, travel insurance, disability income insurance, commercial property insurance, construction insurance products and other property and casualty products. The property and casualty insurance products we distribute to individual customers can be further classified into the following categories:

●	Automobile Insurance. Automobile insurance is the largest segment of property and casualty insurance in the PRC in terms of gross written premiums. We distribute both standard automobile insurance policies and supplemental policies, which we refer to as riders. The standard automobile insurance policies we sell generally have a term of one year and cover damages caused to the insured vehicle by collision and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. We also sell standard third-party liability insurance policies, which cover bodily injury and property damage caused by an accident involving an insured vehicle to a person not in the insured vehicle. The riders we distribute cover additional losses, such as liability to passengers, losses arising from vehicle theft and robbery, broken glass and vehicle body scratches.

●	Individual Accident Insurance. The individual accident insurance products we distribute generally provide a guaranteed benefit during the coverage period, which usually is one year or a shorter period, in the event of death or disability of the insured as a result of an accident, or a reimbursement of medical expenses to the insured in connection with an accident. These products typically require only a single premium payment for each coverage period. Because most of the individual accident insurance products we distribute are underwritten by property and casualty insurance companies, we classify individual accident insurance products as property and casualty insurance products.

●	Travel Insurance. The travel insurance products we distribute are short-term insurance providing guaranteed benefit in the event of death or disability and covering travel-related emergencies and losses, either within one's own country, or internationally. These products typically require only a single premium payment for each coverage period.

●	Disability Income Insurance. The disability income insurance products we distribute generally have a term of one year and provide supplementary income before the insured can get back to their regular employment or for a specified period in the event of illness or disability. These products typically require only a single premium payment for each coverage period. Because most of the disability income insurance products we distribute are underwritten by property and casualty insurance companies, we classify them as property and casualty insurance products.

●	Homeowner Insurance. The homeowner insurance products we distribute primarily cover the damage to the insured house, furniture and household electrical appliance caused by a number of standard risks such as fire, flood and explosion.

The property and casualty insurance products we distributed in 2016 were primarily underwritten by PICC P&C, CPIC, Ping An, Taiping and China United Property and Casualty Insurance Company Limited., or CIC.

In respect of the suspension of business cooperation with PICC P&C, the management has assessed the recoverability of the amounts due from PICC P&C and concluded there is no impairment of the related accounts receivable at this stage.

Life Insurance Products

We expect the sale of life insurance products to continue to be an important source of our revenue in the next several years. The life insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below:

●	Individual Health Insurance. The individual health insurance products we distribute primarily consist of catastrophic health insurance products, which provide guaranteed benefits for specified serious illnesses and medical insurance, which provides conditional reimbursement for medical expenses during the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period.

●	Individual Whole Life Insurance. The individual whole life insurance products we distribute provide insurance for the insured person’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount of the policy or, for some policies, the face amount plus accumulated interest is paid upon the death of the insured.

●	Individual Term Life Insurance. The individual term life insurance products we distribute provide insurance coverage for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years. Term life insurance policies generally expire without value if the insured survives the coverage period.

●	Individual Endowment Life Insurance. The individual endowment products we distribute generally provide insurance coverage for the insured for a specified time period and maturity benefits if the insured reaches a specified age, and provide to a beneficiary designated by the insured guaranteed benefits upon the death of the insured within the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period, generally ranging from five to 25 years.

●	Individual Education Annuity. The individual annuity products we distribute are primarily education related products. They provide annual benefit payments after the insured attains a certain age, or for a fixed time period, and provide a lump payment at the end of the coverage period. In addition, the beneficiary designated in the annuity contract will receive guaranteed benefits upon the death of the insured during the coverage period. In return, the purchaser of the annuity products makes periodic payment of premiums during a pre-determined accumulation period.

●	Group Life Insurance. We distribute several group life insurance products, including group health insurance. These group products generally have a policy period of one year and require a single premium payment.

●	Participating Insurance. The participating insurance products we distribute not only provide insurance coverage but also pay dividends generated from the profits of the insurance company providing the policy. The dividends are typically paid out on an annual basis over the life of the policy. In return, the insured makes periodic payment of premiums over a pre-determined period, generally ranging from five to 25 years.

The life insurance products we distributed in 2016 were primarily underwritten by Huaxia, Tian'an, Taikang Life Insurance Co., Ltd., AVIVA-COFCO Life Insurance Co., Ltd. and Aegon-THTF Life Insurance Co., Ltd.

Value-added Services

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

Insurance Brokerage Segment

Our insurance brokerage segment accounted for 10.8%, 13.1% and 13.1% of our net revenues in 2014, 2015 and 2016, respectively. Our insurance brokerage segment primarily markets and sells commercial lines of property insurance products, group life insurance products, liability insurance products and credit insurance products to corporate clients. This segment also offers risk management services to enterprises in various industries and reinsurance brokerage services to insurance companies. The insurance products that our insurance brokerage segment provides can be broadly classified into the categories set forth below.

●	Commercial Property Insurance. The commercial property insurance products we distribute include basic, comprehensive and all risk policies. Basic commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and thunder and lightning. Comprehensive commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and certain natural disasters. All risk commercial property insurance policies cover all causes of damage to the insured property not specifically excluded from the policies.

●	Cargo Insurance. The cargo insurance products we distribute cover damage to or loss of goods in transit by sea, land or air.

●	Hull Insurance. The hull insurance products we distribute cover vessels against losses, liabilities and expenses caused by natural calamities, negligence of crew members and marine accidents, as well as collision liability.

●	Liability Insurance. The liability insurance products we distribute are primarily product liability, employer’s liability, public liability and professional liability insurance products. These products generally cover losses to third parties due to the misconduct or negligence of the insured party, but exclude losses due to fraud or the willful misconduct of the insured party.

●	Construction and Erection Insurance. The construction and erection insurance products we distribute cover property damages and personal injury losses caused by natural disasters and accidents in connection with construction and erection projects in China and abroad.

●	Credit Insurance. The credit insurance products we distribute are primarily trade credit insurance, which protects the account receivables of business entities from loss due to credit risk, and consumer credit insurance, which enables the borrower to ensure the repayment of a personal consumption loan in the event of the borrower’s death, illness or disability, unemployment or other circumstances that may prevent him or her from earning income to service the debt.

●	Extended Warranty Insurance. The extended warranty insurance products we distribute provide coverage for expenses associated with any repair or replacement of the sold items, such as an electrical appliance or auto vehicle, after the manufacturer's warranty has expired.

●	Bank Account Crime Insurance. The bank account crime insurance products we distribute provide for the recovery of funds stolen from bank accounts.

As an insurance broker, we primarily place insurance programs for corporate clients with PICC P&C, China Life Property and Casualty Insurance Limited, or China Life P&C, CPIC, Ping An and CIC in 2016.

Claims Adjusting Segment

Total net revenues derived from our claims adjusting segment accounted for 13.6%, 10.7% and 7.2% of our total net revenue in 2014, 2015 and 2016, respectively. We offer the following insurance claims adjusting services:

●	Pre-underwriting Survey. Before an insurance policy is sold, we conduct a survey of the item to be insured to assess its current value and help our clients determine the insurable value and the amount to be insured. We also help our clients assess the underwriting risk with respect to the item to be insured through surveys, appraisals and analysis.

●	Claims Adjusting. When an accident involving the insured subject matter has occurred, we conduct an onsite survey to determine the cause of the accident and assess damage. We then determine the extent of the loss to the insured subject matter and prepare and submit a report to the insurance company summarizing our preliminary findings. Upon final conclusion of the case, we prepare and submit a detailed report to the insurance company setting forth details of the accident, cause of the loss, details of the loss, adjustment and determination of loss, an indemnity proposal and, where appropriate, a request for payment.

●	Disposal of Residual Value. In the course of providing claims adjusting services, we also can appraise the residual value of the insured property and offer suggestions on the disposal of such property. Upon appointment by the insurance company, we handle the actual disposal of the insured property through auction, discounted sale, lease or other means.

●	Loading and Unloading Supervision. Upon appointment by ship owners, shippers, consignees or insurance companies, we can monitor and record the loading and unloading processes of specific cargos.

●	Consulting Services. We provide consulting services to both the insured and the insurance companies on risk assessment and management, disaster and damage prevention, investigation, and loss assessment.

We primarily provided claims adjusting services to Ping An, CPIC, PICC P&C, China Life P&C and Taiping P&C in 2016.

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

Seasonality

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Seasonality.”

Distribution and Service Network and Marketing

We have an offline distribution and service network that, as of March 31, 2017, consisted of 31 insurance agencies, two insurance brokerages and three claims adjusting firms, with 959 sales and service outlets, 280,196 registered independent sales agents, 1,165 brokers and 1,241 in-house claims adjustors. Our distribution and service network covers 29 provinces and reaches some of the most economically developed regions and wealthiest cities in China, such as Beijing, Shanghai, Guangzhou and Shenzhen.

The following table sets forth additional information concerning our distribution and service network as of March 31, 2017, broken down by provinces:

Province	Number of Sales and Service Outlets	Number of Sales Agents	Number of In-house Adjustors	Number of in-house and non-affiliated Brokers
Shandong	111	63,778	55	-
Guangdong	209	42,462	248	46
Hebei	86	37,079	22	18
Sichuan	91	26,632	45	-
Shaanxi	9	16,131	56	-
Hunan	61	12,357	21	203
Liaoning	58	10,220	57	-
Jiangsu	40	9,899	93	10
Zhejiang	49	9,792	76	-
Fujian	36	9,376	11	23
Hubei	33	7,619	63	-
Beijing	28	7,011	131	865
Chongqing	16	6,415	28	-
Guangxi	21	6,120	49	-
Henan	33	3,735	3	-
Anhui	15	3,705	7	-
Inner Mongolia	4	3,305	12	-
Tianjin	9	3,105	22	-
Yunnan	4	1,602	27	-
Jiangxi	17	562	25	-
Shanghai	15	11	99	-
Hainan	2	-	13	-
Gansu	1	-	6	-
Shanxi	3	-	6	-
Xinjiang	1	-	5	-
Guizhou	1	-	14	-
Jilin	2	-	29	-
Heilongjiang	2	-	12	-
Qinghai	2	-	6	-
Total	959	280,916	1,241	1,165

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

Customers

We sell property and casualty insurance products including automobile insurance, individual accident insurance and homeowner insurance products as well as life insurance products including individual health insurance, individual whole life insurance and individual term life insurance primarily to individual customers. We sell commercial property insurance, cargo insurance, hull insurance, liability insurance and construction and erection insurance products to institutional customers. Customers for the life insurance products we distribute are primarily individuals under 50 years of age. For the year ended December 31, 2016, no single individual customer of insurance products accounted for more than 1% of our net revenues. Our customers for the claims adjusting services are primarily insurance companies.

As of December 31, 2016, we had accumulated approximately 7.8 million individual customers and 1.7 million institutional customers. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referrals and cross-selling opportunities.

Insurance Company Partners

As of March 31, 2017, we had established business relationships with 92 insurance companies in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Historically, we have entered into and maintained business relationships with insurance companies at the local level. That is, our insurance agencies, brokerages and claims adjusting firms enter into contracts with different local branches of an insurance company that are located within their respective regions. The termination of a business relationship between one of our insurance agencies, brokerages or claims adjusting firms and a local branch of an insurance company generally would have no significant impact on the business relationships between our other insurance agencies, brokerages and claims adjusting firms and the other branches of the same insurance company. However, termination or suspension of a business relationship between us and the headquarters of an insurance company may significantly impact the business relationships at the local level. For example, on March 1, 2017, we were notified verbally by PICC P&C's local branches that PICC P&C was temporary suspending its business cooperation with Fanhua on areas such as insurance agency, brokerage and claims adjustment because certain of PICC P&C’s senior management members was being investigated by the government. As a result, all the business relationship between our subsidiaries and PICC P&C’s local branches were suspended. Since 2007, we have also sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of our various affiliated insurance agencies and brokerages located in different parts of China. As of March 31, 2017, we had outstanding contracts with 21 life insurance companies and 57 property and casualty insurance companies at the corporate headquarters level for the distribution of insurance products and outsourcing of claims adjusting services.

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:

●	Professional insurance intermediaries. The professional insurance intermediary sector in China is highly fragmented, accounting for only 7.0% of the total insurance premiums generated in China in 2015, according to the latest Chinese Insurance Intermediary Market Report. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion. We believe that we can compete effectively with these insurance intermediary companies because we have a longer operating history, we have a strong and stable team of managers and sales professionals equipped with CNpad (our proprietary sales support workstation), we offer diversified products to our sales agents and clients, we have built a unified operating platform and we were the first to adopt mobile technology to distribute insurance products among professional insurance intermediaries in China. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

●	Insurance companies. The distribution of individual life insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales forces and exclusive sales agents to distribute their own products. In addition, in recent years several major insurance companies have increasingly used telemarketing and the internet to distribute auto insurance. We believe that we can compete effectively with insurance companies because we focus only on distribution and offer our customers a broad range of insurance products underwritten by multiple insurance companies.

●	Entities that offer insurance products online. In recent years, domestic insurance companies, portal websites and professional insurance intermediaries have begun providing online information to consumers interested in purchasing insurance products. However, each of their insurance e-commerce operations has its own limitations. The insurance products offered on an insurance company’s website are usually confined to those under its own brand. Most portal websites provide separate product information with little ability to compare among insurance plans. None of the professional insurance intermediaries that organize online product distribution has a nation-wide sales and service network to support after-sale service. We believe that we can compete effectively with these business entities because our independent online insurance platform offers a broad range of insurance products underwritten by multiple insurance companies, product comparisons between prices, services and policy benefits and good after-sale services that are backed by our call center and nation-wide service network.

●	Other business entities. In recent years, business entities that distribute insurance products as an ancillary business, primarily commercial banks and postal offices, have been playing an increasingly important role in the distribution of insurance products, especially life insurance products. However, the insurance products distributed by these entities are mostly confined to those related to their main lines of business, such as investment-related life insurance products. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of March 31, 2017, we had 33 registered trademarks in China, including our corporate logo. Our main website is www.fanhuaholdings.com.

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

Initial Development of Regulatory Framework

The Chinese Insurance Law was enacted in 1995. The original insurance law, which we refer to as the 1995 Insurance Law, provided the initial framework for regulating the domestic insurance industry. Among the steps taken under the 1995 Insurance Law were the following:

●	Licensing of insurance companies and insurance intermediaries, such as agencies and brokerages. The 1995 Insurance Law established requirements for minimum registered capital levels, form of organization, qualification of senior management and adequacy of the information systems for insurance companies and insurance agencies and brokerages.

●	Separation of property and casualty insurance businesses and life insurance businesses. The 1995 Insurance Law classified insurance between property, casualty, liability and credit insurance businesses, on the one hand, and life, accident and health insurance businesses on the other, and prohibited insurance companies from engaging in both types of businesses.

●	Regulation of market conduct by participants. The 1995 Insurance Law prohibited fraudulent and other unlawful conduct by insurance companies, agencies and brokerages.

●	Substantive regulation of insurance products. The 1995 Insurance Law gave insurance regulators the authority to approve the basic policy terms and premium rates for major insurance products.

●	Financial condition and performance of insurance companies. The 1995 Insurance Law established reserve and solvency standards for insurance companies, imposed restrictions on investment powers and established mandatory reinsurance requirements, and put in place a reporting regime to facilitate monitoring by insurance regulators.

●	Supervisory and enforcement powers of the principal regulatory authority. The principal regulatory authority, then the PBOC, was given broad powers under the 1995 Insurance Law to regulate the insurance industry.

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

The 1995 Insurance Law was amended in 2002 and the amended insurance law, which we refer to as the 2002 Insurance Law, became effective on January 1, 2003. The major amendments to the 1995 Insurance Law include:

●	Authorizing the CIRC to be the insurance supervisory and regulatory body nationwide. The 2002 Insurance Law expressly grants the CIRC the authority to supervise and administer the insurance industry nationwide.

●	Expanding the permitted scope of business of property and casualty insurers. Under the 2002 Insurance Law, property and casualty insurance companies may engage in the short-term health insurance and accident insurance businesses upon the CIRC’s approval.

●	Providing additional guidelines for the relationship between insurance companies and insurance agents. The 2002 Insurance Law requires an insurance company to enter into an agent agreement with each insurance agent that will act as an agent for that insurance company. The agent agreement sets forth the rights and obligations of the parties to the agreement as well as other matters pursuant to law. An insurance company is responsible for the acts of its agents when the acts are within the scope authorized by the insurance company.

●	Relaxing restrictions on the use of funds by insurance companies. Under the 2002 Insurance Law, an insurance company may use its funds to make equity investments in insurance-related enterprises, such as asset management companies.

●	Allowing greater freedom for insurance companies to develop insurance products. The 2002 Insurance Law allowed insurance companies to set their own policy terms and premium rates, subject to the approval of, or a filing with, the CIRC.

2009 Amendments to the Insurance Law

The 2002 Insurance Law was amended again in 2009 and the amended insurance law, which we refer to as the 2009 Insurance Law, became effective on October 1, 2009. The major amendments to the 2009 Insurance Law include:

●	Strengthening protection of the insured’s interests. The 2009 Insurance Law added a variety of clauses such as incontestable clause, abstained and estoppels clause, common disaster clause and amending immunity clause, claims-settlement prescription clause, reasons for claims rejection and contract modification clause.

●	Strengthening supervision on the qualification of the shareholders of the insurance companies and setting forth specific qualification requirements for the major shareholders, directors, supervisors and senior managers of insurance companies.

●	Expanding the business scope of insurers and further relaxing restriction on the use of fund by insurers.

●	Strengthening supervision on solvency of insurers with stricter measures.

●	Tightening regulations governing the administration of insurance intermediary companies, especially those relating to behaviors of insurance agents.

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

2014 Amendments to the Insurance Law

The 2002 Insurance Law was amended again in 2014 and the amended insurance law, which we refer to as the 2014 Insurance Law, became effective on August 31, 2014. The major amendments of the 2014 Insurance Law include:

●	Relaxing restrictions on actuaries. The 2014 Insurance Law no longer requires Insurance companies shall employ actuaries recognized by the insurance regulatory authority under the State Council. However, an insurance company shall also engage professionals, and establish an actuarial reporting system and a compliance reporting system as before.

2015 Amendments to the Insurance Law

The 2014 Insurance Law was amended again in 2015 and the amended insurance law, which we refer to as the 2015 Insurance Law, became effective on April 24, 2015. The major amendments of the 2015 Insurance Law include:

●	Eliminating the requirement for an insurance agent or broker to obtain a qualification certificate issued by the CIRC before providing any insurance agency or brokerage services.

●	Relaxing the requirement for the establishment or other significant corporate events of an insurance agency or brokerage firm. For example, an insurance agency or brokerage firm is allowed to apply for a business permit from the CIRC and a business license from the local AIC simultaneously under the 2015 Insurance Law, while an insurance agency or brokerage firm had to apply for and receive a business permit issued by the CIRC before it could apply for a business license from and register with the relevant local AIC under the 2014 Insurance Law. Prior approval by the CIRC is no longer required for the divesture or mergers of insurance agencies or brokerage firms, the change of their organizational form, or the establishment or winding-up of a branch by an insurance agency or brokerage firm.

The CIRC

The CIRC has extensive authority to supervise insurance companies and insurance intermediaries operating in the PRC, including the power to:

●	promulgate regulations applicable to the Chinese insurance industry;

●	investigate insurance companies and insurance intermediaries;

●	establish investment regulations;

●	approve policy terms and premium rates for certain insurance products;

●	set the standards for measuring the financial soundness of insurance companies and insurance intermediaries;

●	require insurance companies and insurance intermediaries to submit reports concerning their business operations and condition of assets;

●	order the suspension of all or part of an insurance company or an insurance intermediary’s business;

●	approve the establishment, change and dissolution of an insurance company, an insurance intermediary or their branches;

●	review and approve the appointment of senior managers of an insurance company, an insurance intermediary or their branches; and

●	punish insurance companies or intermediaries for improper behaviors or misconducts.

Regulation of Insurance Agencies

The principal regulation governing insurance agencies in China is the Provisions on the Supervision of Professional Insurance Agencies, or the POSPIA, promulgated by the CIRC on September 18, 2009 and effective on October 1, 2009, which has been amended by (i) the Decision on Revising the POSPIA issued by the CIRC and effective on April 27, 2013, and (ii) the second amendment to the POSPIA issued by the CIRC and effective on October 19, 2015. According to the POSPIA, the establishment of an insurance agency is subject to minimum registered capital requirement and other requirements and to the approval of the CIRC. The term “insurance agency” refers to an entity that meets the qualification requirements specified by the CIRC, has obtained the license to conduct an insurance agency business with the approval of the CIRC, engages in the insurance business by and within the authorization of, and which collects commissions from, insurance companies. An insurance agency may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. According to the CIRC’s Decision on Revising the Regulatory Provisions on Professional Insurance Agencies, or the Insurance Agency Decision, promulgated on April 27, 2013, unless otherwise stipulated by the CIRC, the minimum registered capital for establishing a new insurance agency is RMB50 million instead of RMB2 million for a regional insurance agency and RMB10 million for a nationwide insurance agency as previously required. An additional increase of registered capital is no longer required to establish a branch or sales office. Pursuant to the Notice of the CIRC on Further Clarifying Certain Issues Relating to the Access to the Professional Insurance Intermediary Market, a professional insurance agency that was established prior to the promulgation of the Insurance Agency Decision and has a registered capital of no more than RMB50 million may apply to establish branches only in the province in which it is registered. A professional insurance agency company that was established prior to the promulgation of the Insurance Agency Decision, has a registered capital of not more than RMB50 million and has already established branches in provinces other than its place of registration may apply to establish additional branches in those provinces. An insurance agency may engage in the following insurance agency businesses:

●	selling insurance products on behalf of the insurance companies;

●	collecting insurance premiums on behalf of the insurance companies;

●	conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and

●	other business activities approved by the CIRC.

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

An insurance brokerage may conduct the following insurance brokering businesses:

●	making insurance proposals, selecting insurance companies and handling the insurance application procedures for the insurance applicants;

●	assisting the insured or the beneficiary to claim compensation;

●	reinsurance brokering business;

●	providing consulting services to clients with respect to disaster and damage prevention, risk assessment and risk management; and

●	other business activities approved by the CIRC.

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

Upon approval of the CIRC, an insurance adjusting firm may engage in the following businesses:

●	inspecting, appraising the value of and assessing the risks of the subject matter before it is insured;

●	surveying, inspecting, estimating the loss of and adjusting the insured subject matter after loss has been incurred;

●	risk management consulting; and

●	other business activities approved by the CIRC.

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

An insurance intermediary service group company must have:

●	a registered capital of at least RMB100 million;

●	no record of material violation by investors of applicable laws and regulations in the previous three years; and

●	at least five subsidiaries, among which at least two are professional insurance intermediary companies which contribute at least 50% of the total revenues of the group.

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

Content Related to Insurance Industry in the Closer Economic Partnership Arrangements

Under CEPA Supplement IV signed in July 2007 and CEPA Supplement VIII signed in December 2011, local insurance agencies in Hong Kong and Macao are allowed to set up wholly-owned insurance agency companies and conduct insurance intermediary businesses in Guangdong Province (including Shenzhen) on a pilot basis if they fulfill the following criteria:

●	The applicant must have operated an insurance brokerage businesses in Hong Kong and Macao for over 10 years;

●	The applicant's average annual revenue of insurance brokerage business for the past three years before application must not be less than HKD500,000 and the total assets as at the end of the year before application must not be less than HKD500,000;

●	Within the years before application, there has been no serious misconduct or record of disciplinary action; and

●	The applicant must have set up a representative office in mainland China for over one year

Regulations on Internet Insurance

The principal regulation governing the operation of internet insurance business is the Interim Measures for the Supervision of the Internet Insurance Business, or Interim Measures, promulgated by the CIRC on July 27, 2015 and effective on October 1, 2015. Under the Interim Measures, the term of “internet insurance business” refers to the business of concluding insurance contracts and providing insurance services by insurance institutions through self-operated internet platforms, third-party internet platforms or other methods using the internet and mobile communication and other technologies. Insurance institutions include insurance companies and professional insurance intermediary companies that are established and registered in accordance with applicable laws and regulations and with the approval of the CIRC. Professional insurance intermediaries refer to professional insurance agencies, insurance brokerage firms and insurance claims adjusting firms that can operate in the areas not limited to the provinces where they are registered. Third party internet platforms refer to internet platforms other than those self-operated by insurance institutions which provide auxiliary services related to internet technology support to insurance institutions for their internet insurance business activities. Any third party internet platform that intends to directly engage in the internet insurance business such as underwriting of insurance policies, settlement of claims, cancellation of insurance policies, handling customers’ complaints and providing other customer services shall apply and obtain relevant qualifications from the CIRC before engaging in internet insurance business.

Both self-operated internet platforms and third party internet platforms, through which insurance institutions conduct internet insurance business, shall meet certain requirements such as obtaining ICP licenses or making ICP filing and maintaining sound internet operation system and information security system.

Insurance institutions shall carefully evaluate their own risk management and control capacity and customer service capacity, and rationally determine and choose insurance products and the scope of sales activities suitable for internet operations. The Interim Measures permit insurance companies to sell certain type of products online in regions outside their registered business areas, which include: (i) personal accident insurance, term life insurance and general whole life insurance; (ii) individual homeowner insurance, liability insurance, credit insurance and guarantee insurance; (iii) property insurance business for which the whole service process services from sales and underwriting of insurance policies to the settlement of claims can be performed independently and completely through the internet; and (iv) other insurance products specified by the CIRC.

The Interim Measures also specifies requirements on disclosure of information regarding insurance products sold on the internet and provides guidelines for the operations of the insurance institutions that engage in internet insurance business.

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

Regulations on Foreign Exchange

Foreign Currency Exchange

Foreign exchange regulation in China is primarily governed by the following rules:

●	Foreign Currency Administration Rules (1996), as amended pursuant to the Decision on Revising the Foreign Currency Administration Rules promulgated by the State Council on January 14, 1997 and the Foreign Currency Administration Rules promulgated by the State Council on August 5, 2008; and

●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange.

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

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

●	Wholly Foreign-Owned Enterprise Law (1986), as amended pursuant to the Decision of the Standing Committee of the National People's Congress on Revising the Wholly Foreign-Owned Enterprise Law promulgated on October 31, 2000; and

●	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended pursuant to the Decision of the State Council on Amending the Rules for the Implementation of the Law on Foreign-Owned Enterprises promulgated by the State Council on April 12, 2001 and the Decision of the State Council on Revising the "Detailed Implementing Rules for the Wholly Foreign-Owned Enterprise Law which took effect as of the promulgation date of March 1, 2014.

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

At the time of our initial public offering in October 2007, while the application of the M&A Rule remained unclear, our then PRC counsel at the time, Commerce & Finance Law Offices, had advised us that, based on their understanding of the then PRC laws and regulations as well as the procedures announced on September 21, 2006:

●	the CSRC had jurisdiction over our initial public offering;

●	the CSRC had not issued any definitive rule or interpretation concerning whether offerings like our initial public offering are subject to the M&A Rule; and

●	despite the above, given that we had completed our inbound investment before September 8, 2006, the effective date of the M&A Rule, an application was not required under the M&A Rule to be submitted to the CSRC for its approval of the listing and trading of our ADSs on the Nasdaq Global Market, unless we are clearly required to do so by subsequent rules of the CSRC.

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

Regulations on Tax

PRC Enterprise Income Tax

The PRC EIT is calculated based on the taxable income determined under the PRC accounting standards and regulations, as well as the EIT law. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, a new EIT law which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the Implementation Rules which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform EIT rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain exceptions. Under the EIT Law, as further clarified by the Implementation Rules, the Transition Preferential Policy Circular and other related regulations, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them in the following manners: (i) in the case of preferential tax rates, for a five-year period starting from January 1, 2008, during which the tax rate will gradually increase to 25%; or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. However, if such an enterprise has not enjoyed the preferential treatments yet because of its failure to make a profit, its term for preferential treatment will be deemed to start from 2008. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC Enterprise Income Tax Law may increase the enterprise income tax rate applicable to some of our PRC subsidiaries which could have a material adverse effect on our result of operations.”

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

PRC Business Tax and VAT

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

In March 2016, during the fourth session of the 12th National People’s Congress, it was announced that the VAT reform will be fully rolled out and extended to all industries including construction, real estate, financial services and lifestyle services. Subsequently, the SAT and Ministry of Finance jointly issued a Notice on Preparing for the Full Implementation of the VAT Reform (Cai Shui [2016] No. 36). Accordingly, we started to pay value-added tax instead of business tax from May 1, 2016.

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries through our BVI subsidiary are subject to a 10% withholding tax, provided that we are determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the EIT Law. Pursuant to the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong wholly-owned subsidiary InsCom HK Limited may be subject to a withholding tax at a rate of 5%. However, as described above, we may be considered a PRC resident enterprise for EIT purposes, in which case dividends received by us from our PRC subsidiary would be exempt from the PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient.

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

Corporate Structure

Historically, PRC laws and regulations restricted foreign investment in and ownership of insurance intermediary companies and internet companies. Accordingly, from December 2005 to May 2016, we conducted all or part of our business in China through contractual arrangements among our PRC subsidiaries, then-existing consolidated affiliated entities and their shareholders. We relied on contractual arrangements to control and receive economic benefits from our then-existing consolidated affiliated entities, which became our wholly-owned subsidiaries in 2016.

The contractual arrangements included loan agreements, equity pledge agreements, powers of attorney, exclusive purchase option agreements, technology service agreements and IT platform service agreements which enabled us to:

●	exercise effective control over our then-existing consolidated affiliated entities;

●	have an exclusive option to purchase all or part of the equity interests in our then-existing consolidated affiliated entities when and to the extent permitted by PRC law; and

●	receive a substantial portion of the economic benefits from our then-existing consolidated affiliated entities in consideration for the services provided by our subsidiaries in China.

In October 2011, we commenced a restructuring of our company. Through a series of equity transfers, we had obtained direct controlling equity ownership in all of our insurance intermediary companies and our online operations by May 2016. The contractual arrangements were terminated between January 2015 and May 2016.

We currently conduct our business in China primarily through our wholly-owned subsidiary Fanhua Insurance Sales Service Group Company Limited, or Fanhua Group Company, and its subsidiaries. As of March 31, 2017, we, through Fanhua Group Company, have a controlling equity ownership in 31 insurance agencies, 3 insurance claims adjusting firms, 2 insurance brokerage companies and one e-commerce company. We also own 20.6% equity interest of one consumer financial service company, 15.4% equity interest of one wealth management company and 8.9% equity interest of one online claim adjusting service company.

Fanhua Group Company and its direct and indirect subsidiaries hold the licenses and permits necessary to conduct our insurance intermediary business and internet insurance distribution business in China.

Recent Principal Changes in Corporate Structure

Changes in Relation to Inscom Holdings

On May 9, 2016, CISG Holdings, our wholly-owned subsidiary entered into a share purchase agreement with the minority shareholders of Inscom Holdings, the holding company of our e-commerce platform, to acquire the remaining 34.9% of the equity interests in Inscom Holdings and the outstanding share options of Inscom Holdings for a total consideration of approximately RMB198.8 million which consists of (i) RMB179.3 million in cash after netting off with the receivable of RMB1.8 million in relation with the exercise of the Inscom share options and (ii) 7,416,000 ordinary shares of Fanhua, equivalent to 370,800 ADSs. Upon completion of the acquisition, CISG Holdings's equity interests in Inscom Holdings increased from 65.1% to 100%.

On May 23, 2016, Mr. Chunlin Wang and Mr. Yuan Tian, two individual shareholders of Shenzhen Xinbao Investment Management Co., Ltd., or Xinbao Investment, transferred their respective equity interests in Xinbao Investment to Fanhua Times Insurance Sales & Services Co., Ltd., our wholly-owned subsidiaries As a result, Xinbao Investment, which used to be our consolidated affiliated entities, became our wholly-owned subsidiary. In January 2015, Mr. Lai and Mr. Ge, transferred their respective equity interests in Meidiya Investment to Fanhua Group Company. Subsequently in December 2015, Mr. Lai transferred his equity interests in Yihe Investment to Zhonglian Enterprise and Mr. Ge transferred his equity interests in Yihe Investment to Xinlian Information. In January 2016, Mr. Rannuo Hu, the individual shareholder of Dianliang Information, transferred 100% of the equity interests of Dianliang Information to Tibet Zhuli Investment Co., Ltd., our wholly-owned subsidiary. As a result, Meidiya Investment, Yihe Investment and Dianliang Information become our wholly-owned subsidiaries and we have obtained direct equity ownership in all of our insurance intermediary businesses and an online mutual aid platform in the PRC.

Changes in Relation to Branch Conversion

As part of our corporate restructuring plan to transfer business operations of certain subsidiaries into branches, we had completed transferring the business operations conducted by five of our wholly-owned insurance agencies by December 31, 2016 to branches of Fanhua Times Insurance Sales & Services Co., Ltd., or Fanhua Times, and Fanhua Lianxing Insurance Sales Co., Ltd. Subsequent to these transfers, in 2016, we canceled the business licenses of two of these insurance agencies and disposed of three of these insurance agencies for a total cash consideration of RMB30.7 million (US$4.4 million).

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of March 31, 2017:

The diagram above omits the names of subsidiaries that are immaterial individually and in the aggregate. For a complete list of our subsidiaries as of March 31, 2017, see Exhibit 8.1 to this annual report.

Our contractual arrangements with Xinbao Investment, our then-consolidated affiliated entity, and with its shareholders provided us with effective control over, and the option to purchase the equity interests in, Xinbao Investment and transfer economic benefits from Xinbao Investment to us.. The contractual arrangements with Xinbao Investment were terminated in May 2016. We had previously entered into similar contractual agreements with Meidiya Investment, Yihe Investment and Dianlian Information, which were terminated in January 2015, December 2015 and January 2016, respectively.

As of March 31, 2017, we have obtained direct controlling equity ownership in all of our insurance intermediary companies and our online operations and terminated all of the contractual arrangements. In the opinion of Global Law Office, our PRC legal counsel, the ownership structures of our consolidated affiliated entities and our subsidiaries in China have complied with all existing PRC laws and regulations since 2012 and the business operations of our PRC subsidiaries comply in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the structure for operating our online operations does not comply with PRC government restrictions on foreign investment in the internet industry, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the structure for operating part of our China business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.” To date we have not encountered any interference or encumbrance from the PRC government on account of operating our business through these agreements.

D.	Property, Plant and Equipment

Our headquarters are located in Guangzhou, China, where we leased approximately 2,461.0 square meters of office space as of December 31, 2016. Our subsidiaries and consolidated affiliated entities leased approximately 57,510.8 square meters of office space as of December 31, 2016. In 2016, our total rental expenses were RMB40.4 million (US$5.8 million).

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

A.	Operating Results

Factors Affecting Our Results of Operations

As an insurance intermediary in China, our financial condition and results of operations are affected by a variety of factors, including:

●	business relationship with important insurance company partners;

●	total premium payments to Chinese insurance companies;

●	the extent to which insurance companies in the PRC outsource the distribution of their products and claims adjusting functions;

●	premium rate levels and commission and fee rates;

●	the size and productivity of our sales force;

●	acquisitions;

●	commission rates for individual sales agents;

●	product and service mix;

●	share-based compensation expenses; and

●	seasonality.

Business Relationship with Important Insurance Company Partners

We derive significant revenue from our important insurance company partners. Among the top five of our insurance company partners, each of PICC P&C, CPIC, Ping An and Huaxia accounted for more than 10% of our total net revenues in 2015 or 2016, with PICC P&C accounting for 23.9%, CPIC for 11.2% and Ping An for 10.0% in 2015 and PICC P&C accounting for 26.5%, Huaxia for 11.0% and CPIC for 10.4% in 2016. As a result, any significant changes to our business relationship with the important insurance company partners could have a material impact on our revenue and profits. In March 2017, we were notified by PICC P&C’s local branches that PICC P&C was temporarily suspending its business cooperation with us on areas such as insurance agency, brokerage and claims adjustment because certain of PICC P&C’s senior management members was being investigated by the government. We expect the suspension of business relationship with PICC P&C to result in a decline in our total revenues in 2017.

Total Premium Payments to Chinese Insurance Companies

The Chinese insurance industry has grown substantially in the past decade. Between 2006 and 2016, total insurance premiums increased from RMB564.1 billion to RMB3.1 trillion, representing a compound annual growth rate, or CAGR, of 18.6%, according to the CIRC. We believe that certain macroeconomic and demographic factors, such as increasing per capita GDP and an aging population, have contributed to and will continue to drive the growth of the Chinese insurance industry in the long term.

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

Since China’s entry into the WTO in December 2001, competition among insurance companies has intensified as a result of a significant increase in the number of insurance companies and the existing insurance companies’ expansion into new geographic markets. This competition has led to a gradual increase in the commission and fee rates offered to insurance intermediaries, and such increase has had a positive impact on our results of operations. Meanwhile, the intense competition among insurance companies also has led to a gradual decline in premium rate levels of some property and casualty insurance products. A deregulation reform in auto insurance pricing regulatory regime was implemented in six provinces in 2015 and has been extended to an additional 12 provinces starting from January 1, 2016 and nationwide starting from July 1, 2016. As a result, auto insurance premium rates declined slightly in 2016. The deepening of the auto insurance pricing deregulation may result in further decline in auto insurance premium rates. While such decline may have a negative impact on the commissions and fees we earned on a per policy sold basis, it also may have a positive impact on our total commissions and fees revenue by increasing demand for, and our total sales volume of, those policies.

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

Acquisitions

The professional insurance intermediary sector in China is still at an early development stage and highly fragmented. Historically, we have expanded our distribution and service network in part through selective acquisitions of high-quality independent insurance intermediary companies. Since 2002, we, through our consolidated affiliated entities in the PRC, acquired controlling interests in 21 insurance agencies (excluding Datong and its subsidiaries), five insurance claims adjusting firms (one of which was restructured into a holding company of the three claims adjusting firms) and one online insurance service company. In recent years, market opportunities for independent insurance intermediaries have expanded rapidly due to the growth of the internet and we have launched several online platforms to embrace these opportunities. In order to strengthen the core competitiveness of our online platforms, we intend to seek acquisitions of businesses including leading wealth management companies engaged in internet finance, or companies that have innovative business models or leading technologies in internet finance. We expect acquisitions to have a positive impact on our results of operations in the long run. However, acquisitions also involve significant risks and uncertainties. See “Item 3. Key Information — Risk Factors — D. Risks Related to Our Business and Our Industry — If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.” In addition, any write-down of goodwill due to impairment and the amortization of intangible assets acquired could have a negative impact on our results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.”

Commission Rates for Individual Sales Agents

A large component of our operating costs is commissions paid to our individual sales agents. In order to retain sales agents, we must pay commissions at a level comparable to the commissions paid by our competitors. Intensified competition for productive sales agents within the Chinese insurance industry and rising salaries in China have led to a significant increase in commission rates in recent years. The increase in commission rates has had a negative impact on our results of operations. If we are forced to further increase our commission rates for individual sales agents due to competition or otherwise, our operating costs will increase correspondingly.

Product and Service Mix

We began distributing automobile insurance products in 1999 and expanded our product offerings to other property and casualty insurance products in 2002 and then to individual life insurance products in 2006, primarily to individual customers. We further broadened our service offering to cover insurance claims adjusting services in 2008. We started to offer insurance brokerage services for commercial line insurance to corporate clients and reinsurance brokerage services in 2010.

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

Because insurance companies pay us first-year commissions and fees for most life insurance products at rates higher than those for property and casualty insurance products, and gross margin of life insurance business was higher than that of our property and casualty insurance business, we expect a positive impact on our revenue and gross margin if our distribution of life insurance products increases in the future.

Insurance Brokerage Segment

For insurance brokerage services in connection with commercial line insurance, insurance companies typically pay us brokerage fees as a percentage of the insurance premiums. We pay our in-house insurance brokers salary or non-affiliated brokers who we assist in the negotiation or placement of insurance programs with underwriters a share of the commissions we receive from insurance companies. Gross margin of this line of business was similar to that of our retail line of property and casualty insurance business. As the result of the suspension of business relationship with PICC P&C, we expect the revenues from our insurance brokerage business as a percentage of our total net revenues to decrease in 2017.

Claims Adjusting Segment

The fees we receive for our claims adjusting services are calculated based on the types of insurance involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For automobile insurance, our fees are generally fixed and the amounts collected are based on the types of services provided. In some cases, our fees are charged based on the number of claims adjustors involved in providing the services. We pay our in-house claims adjustors a base salary plus a commission calculated based on a small percentage of the service fees we receive from insurance companies or the insured. The claims adjusting business has become and likely will continue to be an important source of our net revenues. The gross margin and operating margin attributable to the claims adjusting business were higher than those for both property and casualty insurance products and life insurance products. We expect that revenues from our claims adjusting business as a percentage of our total net revenues to remain stable over the next few years.

Share-based Compensation Expenses

Our historical results of operations have been materially affected by the share-based compensation expenses incurred. In 2014, 2015 and 2016, we incurred share-based compensation expenses of RMB23.6 million, RMB17.7 million and RMB4.9 million (US$0.7 million), respectively. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Performance Indicators — Operating Costs and Expenses — Share-based Compensation Expenses” for a more detailed discussion of our historical share-based compensation expenses. In order to attract and retain the best personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business, we adopted a share incentive plan in October 2007. Under our 2007 Share Incentive Plan, as amended and restated in December 2008, we may issue an aggregate number of our ordinary shares, equal to 15% of our total number of shares outstanding immediately after the closing of our initial public offering, to cover awards granted under the plan. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentives — 2007 Share Incentive Plan.” All of the share-based compensation expenses related to the options granted under the 2007 Share Incentive Plan have been amortized as of December 31, 2016.

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

Net Revenues

Our revenues are net of PRC business tax. In 2014, 2015 and 2016, we generated net revenues of RMB2.2 billion, RMB2.8 billion and RMB4.7 billion (US$677.0 million), respectively. We derive net revenues from the following sources:

●	Insurance agency segment: commissions paid by insurance companies for the distribution of (i) property and casualty products, and (ii) life insurance products, primarily to individual customers, which accounted for 75.6%, 76.2% and 79.7% of our net revenues for 2014, 2015 and 2016, respectively;

●	Insurance brokerage segment: commissions and advisory fees for (i) insurance and reinsurance brokerage services primarily paid by the insurance companies, and (ii) risk management consulting services primarily paid by the insureds, which accounted for 10.8%, 13.1% and 13.1% of our net revenues for 2014, 2015 and 2016, respectively;

●	Claims adjusting segment: commissions and fees primarily paid by the insurance companies and, to a lesser degree, by the insureds for the provision of claims adjusting services, which accounted for 13.6%, 10.7% and 7.2% of our net revenues for 2014, 2015 and 2016, respectively;

The following table sets forth our total net revenues earned from each of our reporting segments both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Insurance agency segment	1,624,410	75.6	2,155,264	76.2	3,746,471	539,604	79.7
Insurance brokerage segment	232,620	10.8	369,198	13.1	617,738	88,973	13.1
Claims adjusting segment	292,981	13.6	303,846	10.7	336,413	48,454	7.2
Total net revenues	2,150,011	100.0	2,828,308	100.0	4,700,622	677,031	100.0

Net revenues from the insurance agency segment, in particular, automobile insurance products, have been our primary source of revenue since our inception. Net revenues from the insurance agency segment increased from 2014 to 2016. As per capita automobile ownership in China is still low, automobile sales in China still have significant growth potential. Therefore, we expect that automobile insurance products will continue to be a significant contributor to our total net revenues in the next several years. However, as a result of the deepening of automobile insurance pricing reform, the disruption of business relationship with PICC P&C and intensified price competition among insurance companies, we expect net revenues from property and casualty insurance agency business to decrease as a percentage of our total revenues in the next few years. At the same time, we expect life insurance business to grow rapidly and bring in significant revenue that will represent a higher percentage of our total net revenues in the next several years. We believe this growth will be driven by a number of factors including stronger demand for traditional life insurance products as a result of the aging population and the sophistication of Chinese consumers who are increasingly interested in purchasing life insurance.

We established an insurance brokerage business unit to expand into the business of offering commercial lines of property and casualty insurance in 2010. Net revenues from the insurance brokerage segment increased from 2014 to 2016 in both absolute amounts and as a percentage of our total net revenues, primarily reflecting the strong growth of our insurance brokerage business during the period. As a result of the suspension of business relationship with PICC P&C, we expect that net revenues from the insurance brokerage segment will decrease as a percentage of our total net revenues in 2017.

We began providing claims adjusting services in 2008. Net revenues from our claims adjusting segment increased from 2014 to 2016 in absolute amounts, primarily reflecting the stable growth of our claims adjusting business during the period. We expect that net revenues from claims adjusting services will remain stable as a percentage of our total net revenues in the next few years.

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

	Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	2,150,011	100.0	2,828,308	100.0	4,700,622	677,031	100.0
Operating costs	(1,615,157)	(75.1)	(2,150,506)	(76.0)	(3,610,526)	(520,024)	(76.8)
Selling expenses	(107,263)	(5.0)	(143,279)	(5.1)	(588,822)	(84,808)	(12.5)
General and administrative expenses	(396,692)	(18.5)	(456,001)	(16.1)	(487,234)	(70,176)	(10.4)
Total operating costs and expenses	(2,119,112)	(98.6)	(2,749,786)	(97.2)	(4,686,582)	(675,008)	(99.7)

Operating Costs

We incur costs primarily in connection with the distributions of insurance products and provisions of insurance brokerage and claims adjusting services. The costs that we incurred increased in absolute amounts each year from 2014 to 2016, primarily as a result of an increase in net revenues and an increase in the size of our sales force and the number of claims adjustors. We rely mainly on individual sales agents and a small number of in-house sales representatives, and to a much lesser degree, on our online insurance platform for the distributions of insurance products. For insurance and reinsurance brokerage services, we mainly rely on our in-house brokers and non-affiliated brokers. For claims adjusting services, we rely entirely on our in-house claims adjustors. Costs incurred as a percentage of net revenues increased from 2014 to 2016 primarily due to a significant rise in policy acquisition costs and commission costs as a result of increasing labor cost pressure and greater market competition. We anticipate that our costs will continue to increase in absolute amounts as we further grow our business.

Selling Expenses

Our selling expenses primarily consist of:

●	salaries and employment benefits for employees who work in back office below the provincial management level;

●	office rental, telecommunications and office supply expenses incurred in connection with sales activities; and

●	advertising and marketing expenses.

We expect that our selling expenses will continue to increase as we expand our distribution and service network in both existing markets and new geographic regions. As we grow in size, we also intend to spend more on marketing and advertising to enhance our brand recognition and promote our online platforms.

General and Administrative Expenses

Our general and administrative expenses principally comprise:

●	salaries and benefits for our administrative staff;

●	share-based compensation expenses for managerial and administrative staff;

●	research and development expenses in relation to our mobile and online programs;

●	professional fees paid for valuation, market research, legal and auditing services;

●	bad debt expenses for doubtful receivables;

●	compliance-related expenses, including expenses for professional services;

●	depreciations and amortizations;

●	office rental expenses;

●	travel and telecommunications expenses;

●	entertainment expenses;

●	office supply expenses for our administrative staff; and

●	foreign exchange loss.

We expect that our general and administrative expenses will increase as we hire additional administrative personnel, pay higher labor costs and incur additional costs in connection with the expansion of our business, and our efforts to develop our e-commerce platform.

Share-based compensation expenses. Share-based compensation expenses constituted one of the components of our general and administrative expenses in 2014, 2015 and 2016. We incurred share-based compensation with respect to certain managerial and administrative staff and a small number of sales agents in 2014, 2015 and 2016. The following table sets forth our share-based compensation expenses, both in absolute amounts and as percentages of our general and administrative expenses, for the periods indicated.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Share-based compensation expenses	23,598	5.9	17,653	3.9	4,937	711	1.0
Others	373,094	94.1	438,348	96.1	482,297	69,465	99.0
General and administrative expenses	396,692	100.0	456,001	100.0	487,234	70,176	100.0

Our share-based compensation expenses in 2014, 2015 and 2016 were primarily attributable to the options granted in March 2012.

For more information about our share-based compensation expenses, please see Note 19 to our audited consolidated financial statements included in this annual report.

Taxation

We and each of our subsidiaries file separate income tax returns.

The Cayman Islands, the British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands and the British Virgin Islands, we and our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in those jurisdictions. Our subsidiary incorporated in Hong Kong is subject to a normal profits tax rate of 16.5% of its assessable profits for the years of assessment ending March 31, 2015, 2016 and 2017. Payment of dividends is not subject to withholding tax in Hong Kong.

PRC

EIT

According to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to enterprise income tax, or EIT, at a uniform rate of 25%,.

Pursuant to a Notice of Preferential Policies of EIT, jointly issued by the PRC Ministry of Finance and the SAT on February 22, 2008, a newly established software enterprise was entitled to an exemption from EIT for the first two years and a 50% reduction of EIT for the following three years starting from the first profit-making year. Our wholly-owned subsidiary, Litian Zhuoyue, Shenzhen Fanhua Software Technology Co., Ltd. (also known as Shenzhen Fanhua Software Technology Co., Ltd.), Ying Si Kang Information and Shenzhen Huazhong United Technology Co., Ltd., are entitled to the tax holidays under this notice from 2010 to 2014, 2012 to 2016, 2014 to 2018 and 2015 to 2019, respectively.

Business Tax and VAT

In November 2011, the Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The VAT reform program initially applied only to the pilot industries in Shanghai, and was expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. In August 2013, the program was further expanded nationwide.

With respect to all of our PRC entities for the period immediately prior to the implementation of the VAT reform program, revenues from our services are subject to a 5% PRC business tax. Revenues from our online advertising services are subject to an additional 3% cultural business construction fee.

In March 2016, during the fourth session of the 12th National People’s Congress, it was announced that the VAT reform will be fully rolled out and extended to all industries including construction, real estate, financial services and lifestyle services. Subsequently, the State Administration of Taxation and Ministry of Finance jointly issued a Notice on Preparing for the Full Implementation of the VAT Reform (Cai Shui [2016] No. 36). Accordingly, revenues from our services are subject to value-added tax instead of business tax starting from May 1, 2016.

PRC Urban Maintenance and Construction Tax and Education Surcharge

Any entity, foreign-invested or purely domestic, or individual that is subject to consumption tax, VAT and business tax is also required to pay PRC urban maintenance and construction tax. The rates of urban maintenance and construction tax are 7%, 5% or 1% of the amount of consumption tax, VAT and business tax actually paid depending on where the taxpayer is located. All entities and individuals who pay consumption tax, VAT and business tax are also required to pay education surcharge at a rate of 3%, and local education surcharges at a rate of 2%, of the amount of VAT, business tax and consumption tax actually paid.

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

No allowance for cancellation has been recognized for agency and brokerage businesses as we estimate, based on its past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been deminims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.2%, 0.2% and 0.2% of the total commission and fee revenues during years ended December 31, 2014, 2015 and 2016, respectively. For agency and brokerage services, we may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency and brokerage company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded when a performance target is being achieved.

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

We present revenue net of sales taxes incurred. The sales taxes amounted to RMB121.0 million, RMB157.2 million and RMB81.9 million (US$11.8 million) for the years ended December 31, 2014, 2015 and 2016, respectively.

Impairment of Goodwill

Goodwill is required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that these assets might be impaired. If we determine that the carrying value of our goodwill has been impaired, the carrying value will be written down.

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

In 2015 and 2016, management compared the carrying value of each reporting unit, including assigned goodwill, to its respective fair value, which is step one of the two-step impairment test. The fair values of all reporting units were estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step two of the two-step goodwill impairment test was not required. Management concluded that goodwill was not impaired as of December 31, 2015 and 2016.

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

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in our consolidated financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized

Since 2014, we have adopted FASB ASU No. 2013-11—Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists prospectively, to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the balance sheets as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require us to use, and we do not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit is presented in the balance sheets as a liability.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, related to balance sheet classification of deferred taxes. The ASU requires that deferred tax assets and liabilities be classified as noncurrent in the statement of financial position, thereby simplifying the current guidance that requires an entity to separate deferred assets and liabilities into current and noncurrent amount. We adopted ASU 2015-17 on a prospective basis in 2016. Accordingly, all net deferred tax assets are presented as non-current deferred tax assets as of December 31, 2016. Please see Note 11 to our audited consolidated financial statements included in this annual report.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" which amended the existing accounting standards for revenue recognition. The core principle of the new guidance is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new guidance also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple element arrangements.

Subsequently, the FASB issued the following various updates affecting the guidance in ASU 2014-09: ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations; ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. We will adopt ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 with ASU 2014-09 (collectively, the "new revenue standards").

The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). The new revenue standards become effective for the Company on January 1, 2018. We currently anticipates adopting the new revenue standards using the full retrospective method. We are in the process of evaluating the impact on our consolidated financial statements upon adoption.

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

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We do not anticipate the adoption of this ASU will have any material impact on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The update is intended to improve financial reporting in regards to how certain transactions are classified in the statement of cash flows. This update requires that debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We do not anticipate that the adoption of ASU 2016-15 will have any material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash." The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. We anticipate that upon adoption of this ASU, the restricted cash will be included in cash and cash equivalents on our consolidated balance sheets, and transfers between restricted cash and cash and cash equivalents will not be presented as cash flow activities on our consolidated statements of cash flows.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The effect of ASU 2017-01 on our consolidated financial statements will be dependent on any future acquisitions.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not anticipate that the adoption of ASU 2017-04 will have any material impact on our consolidated financial statements.

Results of Operations

The following table sets forth our net revenues, operating costs and expenses and income from operations by reportable segments for the periods indicated.

Our business is divided into three reporting operating segments: (1) insurance agency, (2) insurance brokerage, and (3) claims adjusting.

	For the Year Ended December 31,
	2014	2014 to 2015 Percentage Change	2015	2015 to 2016 Percentage Change	2016
	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Income Data
Net revenues:
Agency	1,624,410	32.7	2,155,264	73.8	3,746,471	539,604
Brokerage	232,620	58.7	369,198	67.3	617,738	88,973
Claims adjusting	292,981	3.7	303,846	10.7	336,413	48,454
Total net revenues	2,150,011	31.5	2,828,308	66.2	4,700,622	677,031
Operating costs and expenses:
Operating costs:
Agency	(1,261,888)	32.8	(1,675,261)	73.5	(2,906,791)	(418,665)
Brokerage	(185,593)	58.3	(293,875)	71.5	(503,925)	(72,580)
Claims adjusting	(167,676)	8.2	(181,370)	10.2	(199,810)	(28,779)
Total operating costs	(1,615,157)	33.1	(2,150,506)	67.9	(3,610,526)	(520,024)
Selling expenses	(107,263)	33.6	(143,279)	311.0	(588,822)	(84,808)
General and administrative expenses	(396,692)	15.0	(456,001)	6.8	(487,234)	(70,176)
Total operating costs and expenses	(2,119,112)	29.8	(2,749,786)	70.4	(4,686,582)	(675,008)
Income (loss) from operations
Insurance agency	137,539	35.2	185,935	(57.3)	79,467	11,446
Insurance brokerage	35,603	40.6	50,074	(55.1)	22,506	3,242
Claims adjusting	17,442	(35.6)	11,233	163.6	29,609	4,265
Other	(159,685)	5.7	(168,720)	(30.3)	(117,542)	(16,930)
Income from operation	30,899	154.1	78,522	(82.1)	14,040	2,023
Other income, net:
Investment income	44,240	48.3	65,624	75.7	115,275	16,603
Interest income	82,251	(30.4)	57,234	(87.9)	6,931	998
Others, net	2,330	459.7	13,042	(12.2)	11,452	1,649
Income before income taxes and income of affiliates	159,720	34.2	214,422	(31.1)	147,698	21,273
Income tax expense	(24,289)	6.5	(25,865)	9.6	(28,353)	(4,084)
Share of income of affiliates	30,649	(12.2)	26,924	79.4	48,293	6,955
Net income	166,080	29.7	215,481	(22.2)	167,638	24,144
Less: Net income attributable to the noncontrolling interests	4,320	24.9	5,395	96.3	10,591	1,526
Net income attributable to the Company’s shareholders	161,760	29.9	210,086	(25.2)	157,047	22,618

* Not meaningful for analysis because the percentage change is mathematically undeterminable or involves a change from income or benefit to loss or expense, or vice versa.

Year ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues

Our total net revenues increased by 66.2% from RMB2.8 billion in 2015 to RMB4.7 billion (US$677.0 million) in 2016 primarily attributable to increases in net revenues from our insurance agency, insurance brokerage and claims adjusting segments.

●	Net revenues from our insurance agency segment increased by 73.8% from RMB2.2 billion in 2015 to RMB3.7 billion (US$539.6 million) in 2016. The increase was primarily driven by (i) a 50.2% increase in net revenues derived from the property and casualty insurance agency business, from RMB1.8 billion in 2015 to RMB2.8 billion (US$396.9 million) in 2016, and (ii) a 209.6% increase in net revenues derived from the life insurance agency business, from RMB319.9 million in 2015 to RMB990.5 million (US$142.7 million) in 2016. The growth of the property and casualty insurance agency business was primarily due to the substantial progress we have made in implementing multiple strategic initiatives, including the expansion of our sales network, enhanced cross-selling efforts, the upgrade and promotion of CNpad and the initiation of several marketing campaigns. The increase in net revenues generated from the life insurance agency business was primarily due to a 244.1% increase in commissions derived from the sales of new long-term life insurance policies, which was primarily driven by the successful implementation of our cross-selling strategy and overall industry growth.

●	Net revenues from insurance brokerage segment increased by 67.3% from RMB369.2 million in 2015 to RMB617.7 million (US$89.0 million) in 2016. The increase was primarily due to our business expansion.

●	Net revenues from our claims adjusting segment increased by 10.7% from RMB303.8 million in 2015 to RMB336.4 million (US$48.5 million) in 2016, primarily due to the growth of our automobile insurance related claims adjusting business.

Operating Costs and Expenses

Operating costs and expenses increased by 70.4% from RMB2.7 billion in 2015 to RMB4.7 billion (US$675.0 million) in 2016.

Operating Costs. Our operating costs increased by 67.9% from RMB2.2 billion in 2015 to RMB3.6 billion (US$520.0 million) in 2016, primarily because of increases in operating costs for our agency insurance, brokerage insurance and claims adjusting segments.

●	Operating costs for our insurance agency segment increased by 73.5% from RMB1.7 billion in 2015 to RMB2.9 billion (US$418.7 million) in 2016, primarily driven by (i) an increase of 51.9% in costs for the property and casualty insurance agency business, and (ii) an increase of 227.9% in costs for the life insurance agency business, both of which are in line with the growth in net revenues from the property and casualty agency business and life insurance agency businesses.

●	Operating costs for our insurance brokerage segment increased by 71.5% from RMB293.9 million in 2015 to RMB503.9 million (US$72.6 million) in 2016. The increase was primarily due to sales growth.

●	Operating costs for our claims adjusting segment increased by 10.2% from RMB181.4 million in 2015 to RMB199.8 million (US$28.8 million) in 2016. The increase was primarily attributable to sales growth.

Selling Expenses. Our selling expenses increased by 311.0% from RMB143.3 million in 2015 to RMB588.8 million (US$84.8 million) in 2016 primarily attributable to an increase in marketing campaign expenses, which mainly aimed at promoting sales and gaining market share of our P&C insurance and life insurance business during 2016.

Marketing campaign expenses were incurred to increase our market share and attract more agents, at certain selected regions which we strategically planed to capture higher market shares, and not a necessary expense to sell insurance policies. Such expenses were temporary, with short regional program terms ranging from one to three months. Marketing campaigns were only effective when such campaigns were officially announced by us to the agents and it can be terminated at any time without further notice. We recorded marketing campaign expenses when the related services were provided. During the years ended December 31, 2014, 2015 and 2016, nil, RMB19.5 million and RMB299.9 million (US$43.2 million) of marketing campaign expenses were included in the selling expenses, respectively.

General and Administrative Expenses. Our general and administrative expenses increased by 6.8% from RMB456.0 million in 2015 to RMB487.2 million (US$70.2 million) in 2016. The increases were primarily due to the increase in payroll and rental expenses, partially offset by the decrease in share-based compensation and depreciation expenses.

Income from Operations

As a result of the foregoing factors, income from operations decreased by 82.1% from RMB78.5 million in 2015 to RMB14.0 million (US$2.0 million) in 2016.

●	Income from operations for our agency insurance segment decreased by 57.3% from RMB185.9 million in 2015 to RMB79.5 million (US$11.4 million) in 2016, which was primarily due to the increase of the marketing campaign expenses. The marketing campaign expenses were incurred to increase our market share and attract more agents at certain selected regions which we strategically planned to capture higher market shares in 2016.

●	Income from operations for our brokerage insurance segment significantly decreased by 55.1% from RMB50.1 million in 2015 to RMB22.5 million (US$3.2 million) in 2016.

●	Income from operations for our claims adjusting segment increased by 163.6% from RMB11.2 million in 2015 to RMB29.6 million (US$4.3 million) in 2016.

●	Other loss from operations represented operating loss incurred by the headquarters which was not allocated to each business segment. Operating loss incurred by the headquarters decreased by 30.3% from RMB168.7 million in 2015 to RMB117.5 million (US$16.9 million) in 2016. The decrease was primarily due to change in the allocation of general and administration expenses related to CNpad, which were allocated to the insurance agency segment in 2016 as compared to headquarters in 2015.

Other Income

Investment Income. Investment income represents income received from short term investments in collective trust products and interbank deposits. Our investment income increase by 75.7% from RMB65.6 million in 2015 to RMB115.3 million (US$16.6 million) in 2016. The increase was primarily attributable to an increase in short term investment products.

Interest Income. Our interest income decreased by 87.9% from RMB57.2 million in 2015 to RMB6.9 million (US$1.0 million) in 2016. The decrease was primarily due to a decrease in term deposits as a result of the increased short-term investments.

Others, Net. Our other income, net, decreased by 12.2% from RMB13.0 million in 2015 to RMB11.5 million (US$1.6 million) in 2016.

Income from Operations before Income Taxes and Income of Affiliates

As a result of the foregoing factors, our income before income taxes and income of affiliates decreased by 31.1% from RMB214.4 million in 2015 to RMB147.7 million (US$21.3 million) in 2016.

Income Tax Expense

Our income tax expense increased by 9.6% from RMB25.9 million in 2015 to RMB28.4 million (US$4.1 million) in 2016. The effective tax rate in 2016 was 19.2% compared with 12.1% in 2015. The increase in effective tax rate was primarily due to preferential tax treatment enjoyed by one of our subsidiaries in 2015, which was not available in 2016.

Share of Income of Affiliates

Our share of income of affiliates increased by 79.4% from RMB26.9 million in 2015 to RMB48.3 million(US$7.0 million) in 2016, primarily due to the rapid growth of net income generated by Sincere Fame, in which we own 20.6% equity interest.

Net Income

As a result of foregoing factors, our net income decreased by 22.2% from RMB215.5 million in 2015 to RMB167.6 million (US$24.1 million) in 2016.

Net Income Attributable to the Noncontrolling Interests

Our net income attributable to the non-controlling interests increased by 96.3% from RMB5.4 million in 2015 to RMB10.6 million (US$1.5 million) in 2016, primarily due to increased profits from claims adjusting segments as we currently own 44.7% equity interests in our claims adjusting firms.

Net Income Attributable to the Company’s Shareholders

As a result of the foregoing, our net income attributable to our shareholders decreased by 25.2% from RMB210.1 million in 2015 to RMB157.0 million (US$22.6 million) in 2016.

Year ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues

Our total net revenues increased by 31.5% from RMB2.2 billion in 2014 to RMB2.8 billion in 2015 primarily attributable to increases in net revenues from our insurance agency, claims adjusting and insurance brokerage segments.

●	Net revenues from our insurance agency segment increased by 32.7% from RMB1.6 billion in 2014 to RMB2.2 billion in 2015. The increase was primarily driven by (i) a 28.6% increase in net revenues derived from the property and casualty agency business from RMB1.4 billion in 2014 to RMB1.8 billion for 2015, and (ii) a 62.2% increase in net revenues derived from the life insurance agency business from RMB197.2 million in 2014 to RMB319.9 million in 2015. The growth of the property and casualty insurance agency business was primarily due to the growth of insurance premiums, as a result of increased marketing efforts and an increase in commission rates that we received from insurance companies. The increase in net revenues generated from the life insurance agency business was primarily driven by enhanced marketing efforts and the successful implementation of our cross-selling strategy.

●	Net revenues from insurance brokerage segment increased by 58.7% from RMB232.6 million in 2014 to RMB369.2 million in 2015, primarily due to an increase in our customer base as a result of efforts to expand sales channels, develop innovative product offerings and cultivate markets.

●	Net revenues from our claims adjusting segment increased by 3.7% from RMB293.0 million in 2014 to RMB303.8 million in 2015.

Operating Costs and Expenses

Operating costs and expenses increased by 29.8% from RMB2.1 billion in 2014 to RMB2.7 billion in 2015.

Operating Costs. Our operating costs increased by 33.1% from RMB1.6 billion in 2014 to RMB2.2 billion in 2015, primarily because of increases in operating costs for our agency insurance, brokerage insurance and claims adjusting segments.

●	Operating costs for our agency insurance segment increased by 32.8% from RMB1.3 billion in 2014 to RMB1.7 billion in 2015, primarily driven by (i) a 29.8% increase in costs for our property and casualty insurance agency business from RMB1.1billion in 2014 to RMB1.5 billion in 2015, and (ii) a 58.7% increase in costs for the life insurance agency business from RMB129.4 in 2014 to RMB205.3 million in 2015, which were largely due to the increased costs associated with the sales growth and were in line with the growth in net revenues from the property and casualty insurance agency and life insurance agency businesses.

●	Operating costs for our brokerage insurance segment increased by 58.3% from RMB185.6 million in 2014 to RMB293.9 million in 2015. The increase was primarily due to sales growth.

●	Operating costs for our claims adjusting segment increased by 8.2% from RMB167.7 million in 2014 to RMB181.4 million in 2015. The increase was primarily due to an increase in payroll costs for claims adjustors and sales growth.

Selling Expenses. Our selling expenses increased by 33.6% from RMB107.3 million in 2014 to RMB143.3 million in 2015 primarily due to an increase of RMB19.5 million in marketing expenses to promote CNpad App in the fourth quarter of 2015.

General and Administrative Expenses. Our general and administrative expenses increased by 15.0% from RMB396.7 million in 2014 to RMB456.0 million in 2015. The increase was primarily due to increases in research and development expenses associated with development of our online platforms, and increases in payroll expenses and conference expenses, partially offset by decreases in share-based compensation, amortization and depreciation expenses.

Income from Operations

As a result of the foregoing factors, income from operations increased by 154.1% from RMB30.9 million in 2014 to RMB78.5 million in 2015.

●	Income from operations for our agency insurance segment increased by 35.2% from RMB137.5 million in 2014 to RMB185.9 million in 2015.

●	Income from operations for our brokerage insurance segment increased by 40.6% from RMB35.6 million in 2014 to RMB50.1 million in 2015.

●	Income from operations for our claims adjusting segment decreased by 35.6% from RMB17.4 million in 2014 to RMB11.2 million in 2015. The decrease was mainly because we recorded stock compensation expense of RMB3.4 million, being the excess of (x) the estimated fair value of equity interests in FHISLA transferred to FHISLA's management and employees over (y) the purchases prices paid by them for such equity interests.

●	Other loss from operations represented operating loss incurred by our headquarters, which was not allocated to each business segment. Operating loss incurred by our headquarters was RMB168.7 million in 2015, increased by 5.7% from RMB159.7 million in 2014. The change was primarily due to general administration expenses related to the development of our online platforms.

Other Income

Investment Income. Investment income represents income received from short term investments in collective trust products and interbank deposits. Our investment income increased by 48.3% from RMB44.2 million in 2014 to RMB65.6 million in 2015. The increase was primarily attributable to an increase in short term investment products.

Interest Income. Our interest income decreased by 30.4% from RMB82.3 million in 2014 to RMB57.2 million in 2015. The decrease was primarily due to a decrease in term deposits as a result of the increased short-term investments and reduction of the interest bearing amounts due from an affiliate and other receivables.

Others, Net. Our other income, net, increased by 459.7% from RMB2.3 million in 2014 to RMB13.0 million in 2015, which primarily consisted of (i) interest income of RMB7.8 million from the loans granted to employees related to share issuances and subscriptions in November 2014 and December 2014, and (ii) government subsidies.

Income from Operations before Income Taxes and Income of Affiliates

As a result of the foregoing factors, our income from operations before income taxes and income of affiliates increased by 34.2% from RMB159.7 million in 2014 to RMB214.4 million in 2015.

Income Tax Expense

Our income tax expense increased by 6.5% from RMB24.3 million in 2014 to RMB25.9 million in 2015. The effective tax rate in 2015 was 12.1% compared with 15.2% in 2014. The decrease in effective tax rate was primarily due to preferential tax treatment enjoyed by one of our subsidiaries.

Share of Income of Affiliates

Our share of income of affiliates decreased by 12.2% from RMB30.6 million in 2014 to RMB26.9 million in 2015, which was primarily due to decreased profits from Sincere Fame, in which we own 20.6% equity interest, resulting from (i) narrower interest spreads as a result of reduction in interest rates charged to customers for retail loans; (ii) increased marketing expenses related to its online platform; and (iii) a change in its accounting recognition method for its service fees.

Net Income

As a result of foregoing factors, our net income increased by 29.7% from RM166.1 million in 2014 to RMB215.5 million in 2015.

Net Income Attributable to the Noncontrolling Interests

Our net income attributable to the non-controlling interests increased by 24.9% from RMB4.3 million in 2014 to RMB5.4 million in 2015.

Net Income Attributable to the Company’s Shareholders

As a result of the foregoing, our net income attributable to our shareholders increased by 29.9% from RMB161.8 million in 2014 to RMB210.1 million in 2015.

Inflation

Inflation in China has impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 2.6%, 2.0%, 1.4% and 2.0% in 2012, 2013, 2014, 2015 and 2016, respectively. Our operating costs and expenses, such as sales agent and employee compensation and office operating expenses, increased significantly partly as a result of inflation 2015 and 2016. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation significantly reduced the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China. If high inflation persists in China in the future, our operational results may continue to be significantly affected.

Foreign Currency

The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB6.9198 per U.S. dollar in December 2016. The fluctuation of the exchange rate between the RMB and U.S. dollar and HK dollar resulted in foreign currency translation gain of RMB2.2 million (US$0.3 million) in 2016, when we translated our financial assets from U.S. dollar and HK dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3. Key Information — D.Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities. As of December 31, 2016, we had RMB240.2 million (US$34.6 million) in cash. Our cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to fund acquisitions, developments of online projects including CNpad, Baoxian.com, and eHuzhu, establishing sales outlets, working capital requirements, automobiles and office equipment purchases, office renovation and rental deposits.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	261,649	281,304	87,846	12,652
Net cash used in investing activities	(445,395)	(1,131,551)	(748,758)	(107,843)
Net cash used in financing activities	(7,817)	(143,708)	(216,575)	(31,193)
Net decrease in cash and cash equivalents	(191,563)	(993,955)	(877,487)	(126,384)
Cash and cash equivalents at the beginning of the year	2,288,623	2,103,068	1,115,266	160,632
Cash and cash equivalents at the end of the year	2,103,068	1,115,266	240,242	34,602

Operating Activities

Net cash generated from operating activities amounted to RMB87.8 million (US$12.7 million) for the year ended December 31, 2016, primarily attributable to (i) a net income of RMB167.6 million (US$24.1 million), (ii) adjustments of depreciation of RMB13.5 million (US$1.9 million), amortization of acquired intangible assets of RMB20.2 million (US$2.9 million), compensation expenses associated with stock options of RMB4.9 million (US$0.7 million) and share of income of affiliates of RMB48.3 million (US$7.0 million), which were non-cash items, and (iii) an increase of accounts payable of RMB127.0 million (US$18.3 million) and other payable of RMB142.7 million (US$20.6 million) due to an increase in the operational cost and expenses that had accrued but unsettled in the fourth quarter of 2016, partially offset by (i) an increase of accounts receivable of RMB271.3 million (US$39.1 million) as a result of sales growth, and (ii) RMB80.6 million (US$11.6 million) in investment income from collective trust funds and inter-bank deposit.

Net cash generated from operating activities amounted to RMB281.3 million for the year ended December 31, 2015, primarily attributable to (i) a net income of RMB215.5 million, (ii) an add-back of depreciation of RMB18.4 million, amortization of acquired intangible assets of RMB11.6 million and compensation expenses associated with stock options of RMB17.7 million, which were non-cash items, and (iii) an increase of accounts payable of RMB33.0 million and other payable of RMB71.5 million due to an increase in the operational expenses that had accrued but unsettled in the fourth quarter of 2015, partially offset by (i) an increase of accounts receivable of RMB61.4 million as a result of sales growth and improvement of accounts receivable collections in our claims adjusting segment, (ii) share of income of affiliates of RMB26.9 million, which was also included in net income but did not have cash flow effect during the period, and (iii) RMB31.1 million in investment income from collective trust funds and inter-bank deposit.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2016 was RMB748.8 million (US$107.8 million), primarily attributable to (i)cash used to purchase financial products including collective trust funds and inter-bank deposits of RMB9.5 billion (US$1.4 billion), and (ii) cash used to purchase intangible assets of RMB60.0 million (US$8.6 million), partially offset by (i) proceeds from short term investments of RMB8.8 billion (US$1.3 billion) that had matured and (ii) proceeds from disposal of subsidiaries of RMB29.4 million (US$4.2 million).

Net cash used in investing activities for the year ended December 31, 2015 was RMB1.1 billion, primarily attributable to cash used to purchase financial products including collective trust funds and inter-bank deposits of RMB2.3 billion, partially offset by (i) proceeds from short term investments of RMB994.8 million that had matured and (ii) repayment from related parties of RMB181.2 million.

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

Financing Activities

Net cash used in financing activities was RMB216.6 million (US$31.2 million) for the year ended December 31, 2016, attributable to payments totaling RMB213.5 million (US$30.8 million) for acquisitions of noncontrolling interests in subsidiaries, partially offset by proceeds of RMB1.1 million (US0.2 million) received upon exercise of stock options.

Net cash used in financing activities was RMB143.7 million for the year ended December 31, 2015, mainly attributable to payments totaling RMB153.5 million for acquisitions of noncontrolling interests in subsidiaries.

Net cash used in financing activities was RMB7.8 million for the year ended December 31, 2014, attributable to payment of RMB11.0 million for acquisitions of noncontrolling interests in subsidiaries, offset by proceeds received on exercise of stock options of RMB3.2 million.

Capital Expenditures

We incurred capital expenditures of RMB6.2 million, RMB6.7 million and RMB11.9 million (US$1.7 million) for the years ended December 31, 2014, 2015 and 2016, respectively. Our capital expenditures have been used primarily to construct our online platforms including CNpad and to purchase automobiles and office equipment for newly established insurance intermediary companies. We estimate that our capital expenditures will increase in the following two or three years as we further expand our distribution and service network in China, and construct our e-commerce insurance platform. We anticipate funding our future capital expenditures primarily with net cash flows from financing and operating activities.

Borrowings

As of each of December 31, 2015 and 2016, we had no short-term or long-term bank borrowings.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of EIT on dividend derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividend distributed by such foreign-invested enterprises. As of December 31, 2016, our restricted net asset was RMB2.6 billion (US$378.8 million). This amount is composed of the registered equity of our PRC subsidiaries and the statutory reserves described above.

We conducted part of our operations through our consolidated affiliated entities prior to May 2016. Beginning from Mary 2016, all of our business operations are conducted through our subsidiaries. In the years ended December 31, 2014, 2015 and 2016, aggregate revenues derived from our consolidated affiliated entities contributed 3.4%, 3.8% and 0.7%, respectively, of our total consolidated net revenues. Our operations that were not conducted through contractual arrangements with our then-existing consolidated affiliated entities primarily consist of our insurance agency, insurance brokerage and claims adjusting businesses. As of December 31, 2015 and 2016, our consolidated affiliated entities accounted for an aggregate of 2.6% and nil, respectively, of our consolidated total assets. The assets that were not associated with our consolidated affiliated entities primarily consists of cash and cash equivalents, restricted cash, short term investments, accounts receivable, insurance premium receivables, other receivables, deferred tax assets, amounts due from related parties, other current assets, property, plant and equipment, goodwill, intangible assets, deferred tax assets, investments in affiliates and other non-current assets. As of December 31, 2015 and 2016, our consolidated affiliated entities accounted for an aggregate of 18.1% and nil, respectively, of our consolidated total liabilities. Our ability to pay dividends primarily depends upon dividends paid by our subsidiaries. As of December 31, 2016, the total amount of service fees payable to our wholly owned subsidiaries from our consolidated affiliated entities was nil. As of December 31, 2016, we had aggregate undistributed earnings of approximately RMB2.1 billion (US$296.4 million) that were available for distribution, including nil of undistributed earnings of our consolidated affiliated entities. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. As a result, as of December 31, 2016, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2016:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)

Operating lease obligations	69,034	30,725	30,830	7,479	—
Total	69,034	30,725	30,830	7,479	—

Not included in the table above are uncertain tax liabilities of RMB72.8 million (US$10.5 million). As we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, such liabilities are excluded from the contractual obligations table above.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2016.

G.	Safe Harbor

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our anticipated growth strategies;

●	the anticipated growth of our life insurance business;

●	the anticipated growth of our e-commerce business;

●	our future business development, results of operations and financial condition;

●	factors that affect our future revenues and expenses;

●	the future growth of the Chinese insurance industry as a whole and the professional insurance intermediary sector in particular;

●	trends and competition in the Chinese insurance industry; and

●	economic and demographic trends in the PRC.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chunlin Wang	47	Chief Executive Officer and Director
Peng Ge	45	Chief Financial Officer and Director
Yinan Hu	51	Director and Chairman of the Board of Directors
Yunxiang Tang	71	Independent Director
Stephen Markscheid.	63	Independent Director
Allen Warren Lueth	48	Independent Director
Mengbo Yin	61	Independent Director

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

Mr. Peng Ge has been our chief financial officer since April 2008 and became our director in December 2016. From 2005 to April 2008, he served as the general manager of the finance and accounting department and vice president of our company. From August 2007 to September 2008, he was also a director of our company. From 1999 to 2005, Mr. Ge headed our Beijing operations. From 1994 to 1999, Mr. Ge was a financial manager at a subsidiary of China National Native Produce and Animal By-Products Import & Export Corporation. Mr. Ge received his bachelor’s degree in international accounting and his MBA degree from the University of International Business and Economics in China.

Mr. Yinan Hu is our co-founder and has been our director and chairman of our board of directors since our inception in 1998. From 1998 to October 2011, Mr. Hu served as our chief executive officer. From 1993 to 1998, Mr. Hu served as chairman of the board of directors of Guangdong Nanfeng Enterprises Co., Ltd., a company he co-founded that engaged in import and export, manufacturing of wooden doors and construction. From 1991 to 1995, Mr. Hu was an instructor of money and banking at Guangdong Institute for Managers in Finance and Trade. Mr. Hu received a bachelor’s degree and a master’s degree in economics from Southwestern University of Finance and Economics in China.

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

Mr. Stephen Markscheid has been our independent director since August 2007. Mr. Markscheid is currently a venture partner at DealGlobe, a Shanghai based investment bank. He is a member of the board of directors and a member of the audit committee, compensation committee and/or nomination committee of Jinko Solar, Inc., Ener-Core Inc., and ChinaCast Education Corporation, all of which are public companies listed in U.S and ZZ Capital, a public company listed in Hong Kong. He is also a trustee of Princeton-in-Asia, a nonprofit social service organization affiliated with Princeton University. From 2007 to 2015, he was the chief executive officer of Synergenz BioScience, Inc., a genomics company based in Hong Kong. Prior to that, Mr. Markscheid was the chief executive officer of HuaMei Capital Company, Inc., a Sino-U.S. investment advisory firm from 2006 to 2007. From 1998 to 2006, Mr. Markscheid served as senior vice president for global risk for GE Healthcare Financial Services and director of business development of GE Capital. Prior to joining GE, Mr. Markscheid worked as case leader for the Boston Consulting Group throughout Asia from 1994 to 1997. Prior to that, Mr. Markscheid had been a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. Prior to that, he worked with the US-China Business Council in Washington D.C. and Beijing. Mr. Markscheid received his bachelor’s degree in East Asian studies from Princeton University, a master’s degree in international affairs and economics from the School of Advanced International Studies at Johns Hopkins University, and an MBA degree from Columbia University.

Mr. Allen Lueth has been our independent director since August 2007. Mr. Lueth is currently a member of the board of directors of Greatview Aseptic Packaging Company Limited, a company listed in Hong Kong and Roots & Shoots, a private environmental charity organization. Since December 2010, he has been the chief financial officer of Cardinal Health China, one of the world’s leading pharmaceutical distributors, which acquired Zuellig Pharma China in November 2010 and has been a member of the board of directors of Cardinal Health China since 2005. Prior to that, he was the vice president of finance and strategy of Zuellig Pharma China, a private company focused on pharmaceutical distribution, and was its chief financial officer from 2005 to November 2010. Mr. Lueth worked for GE Capital from 1998 to 2004 in a variety of roles, including chief financial officer and chief executive officer for the Taiwan operations, and the representative for China. Earlier, he served with Coopers & Lybrand as an auditor. Mr. Lueth obtained his certificate as a certified public accountant in 1991 and a certified management accountant in 1994. Mr. Lueth received his bachelor of science in accounting degree from the University of Minnesota and an MBA degree from the J.L. Kellogg School of Management at Northwestern University.

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

In 2016, the aggregate cash compensation, including reimbursement of expenses, to our executive officers was approximately RMB1.7 million (US$0.3 million), and the aggregate cash compensation to our non-executive directors was approximately RMB2.1 million (US$0.3 million). We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our executive officers and directors except for statutory social security payment.

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

On November 21, 2008, our board of directors approved the grant of options to purchase an aggregate of 32,000,000 ordinary shares to various directors, officers and employees pursuant to the 2007 Share Incentive Plan (the “2008 Option”). The exercise price of these options is US$0.28 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). The options are scheduled to vest over a four-year period starting from March 31, 2010, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. During 2016, in connection with the 2008 Option, options to purchase 180,400 ordinary shares were exercised and nilwere forfeited.

On March 9, 2009, our board of directors voted to grant options to purchase an aggregate of 10,000,000 ordinary shares to employees under the amended and restated 2007 Share Incentive Plan (the “2009 Option”). The exercise price of these options is US$0.34 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). These options are scheduled to vest over a four-year period starting from March 31, 2010, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. During 2016, in connection with the 2009 Option, options to purchase 349,000 ordinary shares were exercised, and nil were forfeited.

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

In November 2014, the board and compensation committee passed a resolution to modify the exercise price of the 2012 Options. The exercise price of the rest of the 2012 Options was reduced from US$0.30 per ordinary share (for certain directors, officers, key employees and sales agents) and US$0.31 per ordinary share (for two independent directors who are residents of the United States) to US$0.001 per ordinary share while the maximum aggregate award of 96,645,000 ordinary shares was reduced to 46,722,500 ordinary shares. The options are subject to the same service period. As of December 31, 2014, except for the options granted to one of the independent directors, outstanding options to purchase 91,327,722 ordinary shares were modified into 45,663,861 shares options. There was no incremental cost as a result of such option modification. During the year ended December 31, 2016, in connection with the 2012 Options, options to purchase 2,068,000 ordinary shares had been exercised and 147,994 ordinary shares had been forfeited due to option holders’ failure to meet the performance target or termination of employment or agency contracts.

The following paragraphs describe the principal terms of our amended and restated 2007 Share Incentive Plan as currently in effect.

Types of Awards. The types of awards we may grant under our 2007 Share Incentive Plan include the following:

●	options to purchase our ordinary shares;

●	restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture, restrictions on transferability and other restrictions; and

●	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, which may be subject to forfeiture.

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

As of March 31, 2017, options to purchase 68,501,158 ordinary shares of Fanhua were outstanding. The following table summarizes, as of March 31, 2017, the outstanding options that we granted to our directors and executive officers and to other individuals as a group.

Name	Options Outstanding	Exercise Price (Per Ordinary Share)( US$)	Grant Date	Expiration Date
Chunlin Wang	2,000,000	0.001	March 12, 2012	March 12, 2022
	2,050,000	0.278	November 21, 2008	December 31, 2017
Peng Ge	2,000,000	0.001	March 12, 2012	March 12, 2022
	3,350,000	0.278	November 21, 2008	December 31, 2017
Yinan Hu	2,000,000	0.001	March 12, 2012	March 12, 2022
	4,500,000	0.278	November 21, 2008	December 31, 2017
Yunxiang Tang	400,000	0.001	March 12, 2012	March 12, 2022
Stephen Markscheid	800,000	0.001	March 12, 2012	March 12, 2022
	600,000	0.278	November 21, 2008	December 31, 2017
Allen Warren Lueth	1,600,000	0.3135	March 12, 2012	March 12, 2022
	600,000	0.278	November 21, 2008	December 31, 2017
Mengbo Yin	800,000	0.001	March 12, 2012	March 12, 2022
	400,000	0.278	November 21, 2008	December 31, 2017
Other individuals as a group	27,551,138	0.001	March 12, 2012	March 12, 2022
	5,913,480	0.336	March 9, 2009	December 31, 2017
	13,936,540	0.278	November 21, 2008	December 31, 2017

InsCom Holdings Options

In 2012, 2013 and 2014, InsCom Holdings issued three batches of its options to certain entrepreneurial agents and certain employees of Inscom Holdings and Fanhua ("InsCom Options"). The number of options the grantees are entitled to in each year were calculated based on the key performance indicator scores of the grantees in the respective prior year and subject to their continued services to InsCom Holdings and Fanhua.

As of the grant date of these InsCom Options, the fair values of these InsCom Options were estimated to be nominal and no compensation expenses related to these options were recognized.

As of December 31, 2016, all of the InsCom Options had been exercised when we purchased the remaining interests of InsCom Holdings from the minority shareholders of InsCom Holdings on May 9, 2016.

C.	Board Practices

Board of Directors

Our board of directors consists of seven directors. Under our currently effective amended and restated memorandum and articles of association, a director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third-party. The directors may receive such remuneration as our board of directors may determine from time to time. There is no age limit requirement for directors.

In compliance with Rule 5605 of the Nasdaq Listing Rules, a majority of our directors and all of the committee members of our board of directors are independent directors. During 2016, our board of directors met in person or passed resolutions by unanimous written consent seven times. In addition, our independent directors held executive sessions without the presence of non-independent directors or members of management twice during 2016. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

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

Audit Committee. Our audit committee consists of Allen Lueth (chairman), Stephen Markscheid and Mengbo Yin, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management, the independent auditors and the internal auditor; and

●	reporting regularly to the full board of directors.

In 2016, our audit committee held meetings or passed resolutions by unanimous written consent four times.

Compensation Committee. Our compensation committee consists of Stephen Markscheid (chairman),Allen Lueth and Yunxiang Tang, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and recommending to the board with respect to the total compensation package for our chief executive officer;

●	approving and overseeing the total compensation package for our executives other than the chief executive officer;

●	reviewing and making recommendations to the board with respect to the compensation of our directors; and

●	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2016, our compensation committee held meetings or passed resolutions by unanimous written consent twice.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mengbo Yin(chairman), Allen Lueth and Stephen Markscheid, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

●	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;
●	reviewing annually with the board the current composition of the board in light of the characteristics of independence, skills, experience and availability of service to us;
●	identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;
●	advising the board periodically with respect to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

In 2016, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent three times.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association as amended and restated from time to time. In certain limited circumstances, it may be possible for our shareholders to bring a derivative action on behalf of our company if a duty owed by our directors to our company is breached.

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

Employees, Sales Agents and Training

We had 3,867, 4,157 and 4,579 employees as of December 31, 2014, 2015 and 2016, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees by function as of December 31, 2016:

	Number of Employees	% of Total
Management and administrative staff	2,832	61.9
Financial and accounting staff	334	7.3
Professional claims adjustors	1,304	28.5
Information technology staff	109	2.3
Total	4,579	100.0

As of December 31, 2014, 2015 and 2016, we had 62,248, 116,164 and 231,592 sales representatives, respectively. 99.9% of these sales representatives are independent sales agents who are not our employees and are only compensated by commissions. We have contractual relationships with these sales agents. For the sale of each property and casualty insurance policy or life insurance policy with a single premium payment schedule, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each life insurance policy with a periodic premium payment schedule, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period.

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

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares, as of March 31, 2017, by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our shares.

As of March 31, 2017, there were 1,168,889,926 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned(1) (2)
	Number	%
Directors and Executive Officers:
Chunlin Wang(3)	62,464,360	5.3%
Peng Ge(4)	63,764,360	5.4%
Yinan Hu(5)	199,739,310	17.0%
Yunxiang Tang	*	*
Stephen Markscheid	*	*
Allen Warren Lueth	*	*
Sea Synergy Limited(7)	183,198,110	15.7%
All Directors and Executive Officers as a Group(6)	272,942,470	22.9%

Principal Shareholders:
Sea Synergy Limited(7)	183,198,110	15.7%
Kingsford Resources Limited(8)	58,414,360	5.0%
High Rank Investments Limited(8)	58,414,360	5.0%
Better Rise Investments Limited(8)	58,414,360	5.0%
Qiuping Lai(9)	206,361,240	17.6%
Master Trend Limited(9)	200,961,240	17.2%
S. Donald Sussman(10)	68,487,280	5.9%

*	Less than 0.5% of our total outstanding ordinary shares.

†	Except for our independent directors, the business address of our directors and executive officers is c/o 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China.

(1)	The number of shares beneficially owned by each director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested or will vest within 60 days after March 31, 2017.

(2)	Percentage of beneficial ownership of each director and executive officer is based on 1,168,889,926 ordinary shares outstanding as of March 31, 2017, and the number of ordinary shares underlying options held by such person that have vested or will vest within 60 days after March 31, 2017.

(3)	Includes (i) 35,350,940 ordinary share and 23,063,420 ordinary shares in the form of ADSs held by Kingsford Resources Limited, or Kingsford Resources, and (ii) 4,050,000 ordinary shares that are issuable upon exercise of options held by Mr. Chunlin Wang within 60 days after March 31, 2017. Mr. Chunlin Wang holds 100% of the total outstanding shares of Better Rise Investments, which in turn owns approximately 32.9% of Kingsford Resources Limited, or Kingsford Resources. Mr. Wang disclaims direct beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest through Better Rise Investment therein.

(4)	Includes (i) 35,350,940 ordinary share and 23,063,420 ordinary shares in the form of ADSs held by Kingsford Resources, and (ii) 5,350,000 ordinary shares that are issuable upon exercise of options held by Mr. Ge within 60 days after March 31, 2017. Mr. Ge holds 100% of the total outstanding shares of High Rank Investments, which in turn holds approximately 67.1% of Kingsford Resources. Mr. Ge disclaims beneficial ownership of all of our shares held by Kingsford Resources except to the extent of his pecuniary interest therein.

(5)	Includes (i) 10,041,200 ordinary shares in the form of ADSs of our company acquired by Mr. Hu on the open market, (ii) 6,500,000 ordinary shares issuable upon exercise of options held by Mr. Hu within 60 days after March 31, 2017 and (iii) 183,198,110 ordinary shares of our company directly held by Sea Synergy Limited, or Sea Synergy. Mr. Hu and his wife hold approximately 98.6% and 1.4%, respectively, of the total outstanding shares of Sea Synergy. Mr. Hu disclaims beneficial ownership of all of our shares held by Sea Synergy except to the extent of his pecuniary interest therein.

(6)	Includes ordinary shares beneficially owned by all of our directors and executive officers as a group and ordinary shares underlying all options held by such persons that have vested or will vest within 60 days after March 31, 2017.

(7)	Includes 183,198,110 ordinary shares of our company directly held by Sea Synergy. Mr. Hu and his wife hold approximately 98.6% and 1.4%, respectively, of the total outstanding shares of Sea Synergy. The registered address of Sea Synergy is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)	Includes 35,350,940 ordinary share and 23,063,420 ordinary shares in the form of ADSs of our company directly held by Kingsford Resources. High Rank Investments Limited and Better Rise Investments hold 67.1% and 32.9% of the total outstanding shares of Kingsford Resources, respectively. Mr. Wang and Mr. Ge hold 100% of the outstanding shares of Better Rise Investments and High Rank Investments, respectively. Mr. Chunlin Wang and Mr. Ge each has the authority to vote the percentage of shares owned by Kingsford Resources that is proportionate to their respective interests in Kingsford Resources. Following the retirement of Qiuping Lai, or Mr. Lai, from the Issuer’s management and board of directors on March 29, 2016, Mr. Lai transferred all of his shares and ADSs including 80,132,620 Ordinary Shares and 2,613,978 ADSs (representing 52,279,560 Ordinary Shares) that were held previously through Kingsford Resources to Crown Charm Limited, a company 100% owned by Mr. Lai, that were determined based on his prior pecuniary interest in Kingsford Resources, on or about June 16, 2016. As a result of such transfer by Mr. Lai, Kingsford Resources, Better Rise and High Rank also went through an internal restructuring on or about the same time: (i) Mr. Lai transferred all of his equity interests in High Rank to Mr. Peng Ge, (ii) Mr. Ge transferred all of his equity interests in Better Rise to Mr. Wang, and (iii) High Rank transferred approximately 2.3% of total outstanding shares of Kingsford Resources to Better Rise, after which High Rank and Better Rise owns 67.1% and 32.9% of Kingsford, respectively. As a result of the transactions, Kingsford's holdings in the Company decreased from 16.6% to 5.0%. The registered address of Kingsford Resources is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. The principal business address for High Rank Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal business address for Better Rise Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(9)	Includes 80,132,620 ordinary shares and 120,828,620 ordinary shares in the form of ADSs held by Master Trend Limited and 5,400,000 Ordinary Shares issuable upon exercise of options within 60 days after March 31, 2017 held by Crown Charm Limited. Mr. Lai beneficially holds 100% of the total outstanding shares of Master Trend. The registered address of Master Trend is 4F, 5F and 1602 Central Tower, No. 28 Queen's Road, Central, Hong Kong.

(10)	As reported on Schedule 13D/A filed by Cathay Capital Holdings II, L.P., or Cathay Capital, on January 8, 2013, the number includes (1) 21,511,600 ordinary shares in the form of ADS of our company directly held by Mr. Sussman, (2) 271,320 ordinary shares in the form of ADS of our company held by a grantor retained annuity trust, of which Mr. Sussman is a co-trustee, acquired through transfers of ordinary shares from Mr. Sussman to the grantor retained annuity trust, (3) 4,292,420 ordinary shares in the form of ADSs of our company held by Caremi Partners Ltd., of which Mr. Sussman is the sole shareholder, (4) 10,013,120 ordinary shares in the form of ADS of our company directly held collectively by Paloma Partners LLC, or Paloma Partners, and Paloma International Limited, or Paloma Limited. Mr. Sussman is Chairman and founder of Paloma Partners Management Company, or PPMC, and co-owns PPMC with certain of its senior employees. PPMC is the special member of Paloma Partners, provides advisory and non-advisory services to Paloma Limited and Paloma Partners based on a services agreement, (5) 32,294,420 ordinary shares of in the form of ADS of our company directly held by Cathay Capital. Mr. Sussman is the co-owner of Cathay Master GP, Ltd., the general partner of Cathay Capital. He is also the owner of New China Capital Management, LP, the investment manager for Cathay Capital, and (6) 104,400 ordinary shares in the form of ADS of our company directly held by Cathay Investment Fund, Limited, or CIF. Mr. Sussman directly and/or indirectly owns 50% of New China Investment Management, Inc., the investment manager for CIF. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2017. The business address of Mr. Sussman is 6100 Red Hook Quarters, Suite C1-C6 St. Thomas, United Virgin Islands 00802-1348.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2017, J.P. Morgan Chase Bank, N.A., or J.P. Morgan, the depositary for our ADS program, is our only record holder in the United States, holding approximately 62.5% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Amounts Due from an Affiliate and its Subsidiaries

We agreed to grant a revolving loan with a maximum amount of US$50.0 million (equivalent to RMB318.0 million as per the agreement) to Sincere Fame, and its subsidiaries, pursuant to a facility letter, or the Facility entered in October 2011. The facility is valid for two years and was renewed for another two years in October 2013 and October 2015. On January 1, 2012, we and Sincere Fame further entered into a supplemental loan agreement, which established the legal rights to offset the interests and amounts receivable and payable between us and Sincere Fame, and all subsidiaries of us and Sincere Fame. These amounts are unsecured, bear interest at 7.3% and are repayable on demand. As of December 31, 2015 and 2016, the amount due from Sincere Fame and its subsidiaries represented nil and nil principal receivable, respectively, and RMB36.5 million and RMB32.5 million (US$4.7 million) interest receivable, respectively. The interest receivable is non-interest bearing.

Shares Sold to Employee Companies and Subscription Receivables from Employee Companies

In November 2014, we entered into share purchase agreements with companies established on behalf of our employees, or the Employee Companies, for the issuance of up to 100,000,000 ordinary shares of our company. In December 2014, we increased the new shares issued to the employees to 150,000,000 ordinary shares, representing approximately 13.0% of our then enlarged total share capital upon completion of the transaction. The purchase price for the 100,000,000 ordinary shares is US$0.27 per ordinary share or US$5.40 per ADS, while the purchase price for the additional 50,000,000 ordinary shares is US$0.29 per ordinary share or US$5.80 per ADS, both of which are the average closing prices for the 20 trading days prior to the board approvals. The shares purchased by the Employee Companies were subject to a 180 days lock-up. The sale of shares to the Employee Companies was completed on December 17, 2014. As of March 31, 2017, none of the shares held by the Employee Companies had been resold.

In order to facilitate the purchase of shares by our employees as described above, we have granted a loan to Employee Companies. The loans bear interest at a rate of 3.0% per annum and is repayable upon the sale of the shares by employees, termination of employment or within two years, whichever comes first. The interest rate is determined with reference to fair market prices and therefore no interest-related compensation expense is recorded. The repayment of the loan was further extended to June 2018.

Revenues and Other Incomes from Affiliates

None

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

Dividend Policy

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. The timing, amount and form of dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

On February 28, 2017, our board of directors approved a cash dividend policy, which provides for an annual cash dividend to shareholders of no less than 30% of our net income attributable to shareholders in the previous fiscal year. We expect to declare the first annual cash dividend out of share premium account by the end of April 2017.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, will be paid in U.S. dollars. Currently, we have no plan to repatriate the remaining undistributed earnings from our subsidiaries in China and intends to retain all of our available funds held by subsidiaries in China and their future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China or share premium to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, there are still uncertainties under the new PRC EIT law and the related regulations regarding whether the dividends we receive from our PRC subsidiaries or dividends paid to our shareholders will be subject to PRC withholding tax. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.”

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Select Market since January 4, 2010 for the periods indicated.

	Sales Price
	High	Low
	US$	US$
Annual High and Low
2012	9.02	5.00
2013	7.00	4.75
2014	9.44	4.90
2015	12.49	5.56
2016	10.35	6.19
Quarterly Highs and Lows
First Quarter of 2015	9.30	6.60
Second Quarter of 2015	12.49	7.55
Third Quarter of 2015	9.50	5.56
Fourth Quarter of 2015	10.40	7.54
First Quarter of 2016	9.38	6.47
Second Quarter of 2016	8.48	6.19
Third Quarter of 2016	9.58	7.06
Fourth Quarter of 2016	10.35	7.71
First Quarter of 2017	9.61	6.79
Monthly Highs and Lows
October 2016	8.35	7.75
November 2016	9.51	7.71
December 2016	10.35	8.13
January 2017	9.08	8.26
February 2017	9.61	8.31
March 2017	9.57	6.79
April 2017 (through April 18)	9.07	8.47

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing 20 ordinary shares, is listed on the Nasdaq Global Select Market under the symbol “FANH.” From October 31, 2007 until December 6, 2016, our ticker symbol was “CISG”. From October 31, 2007 until January 1, 2009, our ADSs were listed on the Nasdaq Global Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as adopted by our shareholders by special resolution at the extraordinary general meeting held on December 6, 2016, as well as the Companies Law (2016 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The registered office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as our board of directors may decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2016 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or after execution brought within the jurisdiction of the Cayman Islands, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payment made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Under the new law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% PRC withholding tax, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place of business within China or if the dividends paid have no connection with the non-PRC investor’s establishment or place of business within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investor is also subject to a 10% PRC withholding tax if such gain is regarded as income derived from sources within China, unless such tax is eliminated or reduced under an applicable tax treaty. Pursuant to the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong wholly-owned subsidiary, InsCom HK Limited, or CNinsure Holdings, which is 100% owned by our wholly-owned Hong Kong subsidiary, Minkfair, may be subject to a withholding tax at a rate of 5%.

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

This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

●	banks;

●	certain financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	brokers or dealers in stocks and securities, or currencies;

●	persons who use or are required to use a mark-to-market method of accounting;

●	certain former citizens or residents of the United States subject to Section 877 of the Code;

●	entities subject to the United States anti-inversion rules;

●	tax-exempt organizations and entities;

●	persons subject to the alternative minimum tax provisions of the Code;

●	persons whose functional currency is other than the United States dollar;

●	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

●	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

●	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

●	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

●	persons that hold, directly, indirectly or by attribution, ADSs, ordinary shares or other ownership interests in us prior to this offering.

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

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

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

Passive Foreign Investment Company

Based on the current and anticipated value of our assets and the composition of our income and assets, we believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for our taxable year ending December 31, 2016. A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

●	at least 75% of its gross income for such year is passive income; or

●	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

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

The composition of our income and assets will be affected by the market price of our ADSs and how, and how quickly, we use the cash we generate from our operations and raise in any offering. Unless the market price of our ADSs increases or we reduce the amount of cash, short term investments and other passive assets we hold sufficiently from current levels, we are likely to remain a PFIC for future taxable years. However, PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that the IRS will not take a contrary position.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares (as we believe we were for 2016 and prior years), we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares (as we believe we were for 2016 and prior years), then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

●	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

●	the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

●	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which a United States Holder holds our ADSs or ordinary shares (as we believe we were for 2016 and prior years) and any of our non-United States subsidiaries is also a PFIC, such United States Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. United States Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

A United States Holder that holds our ADSs or ordinary shares in any year in which we are classified as a PFIC (as we believe we were for 2015 and prior years) will be required to file an annual report containing such information as the United States Treasury Department may require. You are strongly urged to consult your own tax advisor regarding the impact of our being a PFIC for 2016 on your investment in our ADSs and ordinary shares, as well as the application of the PFIC rules to your investment in our ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

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

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year. We believe that we were a PFIC for our taxable year ended December 31, 2014, 2015 and, as discussed above in “E. Taxation — Passive Foreign Investment Company,” for the taxable year ending December 31, 2016.

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

In accordance with Rule 5250(d) of the Nasdaq Listing Rules, we will post this annual report on Form 20-F on our website at http://ir.fanhuaholdings.com/sec.cfm. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

For a list of our subsidiaries as of March 31, 2017, see Exhibit 8.1 to this annual report.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of December 31, 2016, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$2.9 million and HK dollar-denominated financial assets amounting to HK$1.2 million as of December 31, 2016. A 10% appreciation of the RMB against the U.S. dollar and HK dollar would have resulted in a decrease of RMB2.0 million (US$0.3 million) in the value of our U.S. dollar-denominated and HK dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees Payable by ADS Holders

We have appointed J.P. Morgan as our depositary. A copy of our Form of Deposit Agreement with J.P. Morgan was filed with the SEC as an exhibit to our Form F-6 registration statement initially filed on October 17, 2007 and amended on December 7, 2017, or the Deposit Agreement. Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to J.P. Morgan, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

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

Direct Payments

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the program. For the years ended December 31, 2015 and 2016, the depositary reimbursed US$0.1 million and US$0.1 million, respectively. For the years ended December 31, 2015 and 2016, 30% of the depositary reimbursement has been deducted as withholding income tax. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders. The table below sets forth the types of expenses that J.P. Morgan has agreed to reimburse and the amounts reimbursed for the years ended December 31, 2015 and 2016.

	For the Year Ended December 31,
	2015	2016
	(in thousands of US$)
Investor relations(1)	—	45.5
Directors and officers liability insurance	105.8	104.4
Legal fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	—	—
Listing fees	—	—
Others	—	—
	105.8	149.9

(1)	Includes expenses in relation with roadshows, press release distribution, maintenance of investor relations website and printing.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D.	Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

None.

Item 15.	Controls and Procedures

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

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2016 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2016, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Fanhua Inc.:

We have audited the internal control over financial reporting of Fanhua Inc., its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Group and financial statement schedule of Fanhua Inc. as of and for the year ended December 31, 2016 of the Group, and our report dated April 19, 2017 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu

Hong Kong

April 19, 2017

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

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our investor relations website at http://ir.fanhuaholdings.com/governance.cfm.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our independent registered public accounting firm, for the periods indicated.

	For the Year Ended December 31,
	2015	2016
	(in thousands of US$)
Audit fees(1)	1,418.0	1,456.0
Audit-related fees(2)	204.0	60.0
Tax fees(3)	—	6.0
All other fees(4)	—	—

(1)	“Audit fees” meant the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of quarterly financial statements included in our reports on Form 6-K, services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” meant the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” meant the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in the other categories.

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

NASDAQ Stock Market Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We followed home country practice with respect to annual meetings and did not hold an annual meeting of shareholders from 2009 to 2015. However, we held an extraordinary general meeting on December 6, 2016 and obtained requisite shareholders' approval to change the Company name from “CNinsure Inc.” to “Fanhua Inc.”. We may hold annual or extraordinary shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

Pursuant to the NASDAQ Stock Market Rule 5635(c), shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for a few situations stated thereunder. Maples and Calder (Hong Kong) LLP, our Cayman Island counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the issuance of securities in the circumstances set out in NASDAQ Stock Market Rule 5635(c). We follow home country practice accordingly.

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

The consolidated financial statements of Fanhua Inc., its subsidiaries and variable interest entities are included at the end of this annual report.

Separate consolidated financial statements of Sincere Fame International Limited and its subsidiaries as of and for the year ended December 31, 2016, including the report of independent auditor with respect to such consolidated financial statements, are hereby incorporated by reference to Exhibit 15.5 hereto.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333-146605), as adopted by special resolution dated December 6, 2016, initially filed with the Commission on October 10, 2007)
1.2	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 18, 2008 (incorporated by reference to Exhibit 99.2 of our report on Form 6-K furnished to the Commission on December 22, 2008)
1.3*	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 6, 2016
2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007
4.1	2007 Share Incentive Plan (as amended and restated effective December 18, 2008) (incorporated by reference to Exhibit 99.3 of our report on Form 6-K furnished to the Commission on December 22, 2008)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.3	Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F filed with the Commission on May 15, 2009)
4.5	Share Purchase Agreement dated November 27, 2014, between Rosyedge Limited and CNinsure Inc. (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F filed with the Commission on April 23, 2015)
4.6	Share Purchase Agreement dated November 27, 2014, between Ojeda Limited and CNinsure Inc. (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F filed with the Commission on April 23, 2015)
4.7	Share Purchase Agreement dated December 12, 2014, between Colour Step Limited and CNinsure Inc. (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F filed with the Commission on April 23, 2015)

Exhibit Number	Description of Document
4.8	Loan Agreement between the Company and Rosyedge Limited, Ojeda Limited and Colour Step Limited dated December 17, 2015 regarding the Share Purchase Agreements in November 27, 2014 and December 12, 2014. (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F filed with the Commission on April 23, 2015)
4.9*	Share Purchase Agreement dated March 29, 2017, between Fosun Industrial Holdings Limited and Fanhua Inc.
8.1*	Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Global Law Office
15.3*	Consent of Deloitte Touche Tohmatsu
15.4*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm of Sincere Fame International Limited
15.5*	Financial information from Sincere Fame International Limited for the year ended December 31, 2016 :
(i) Report of Independent Registered Public Accounting Firm;
(ii) Consolidated Statements of Financial Position as of January 1, 2015, December 31, 2015 and 2016;
(iii) Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31, 2015 and 2016;
(iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2015 and 2016;
(v) Consolidated Cash Flow Statements for the Years Ended December 31, 2015 and 2016; and
(vi) Notes to the Consolidated Financial Statements.
101*	Financial information from Registrant for the year ended December 31, 2016 formatted in eXtensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2015 and 2016;
(ii) Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2014, 2015 and 2016;
(iii) Consolidated Statements of Shareholder’s Equity for the Years Ended December 31, 2014, 2015 and 2016;
(iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2014, 2015 and 2016;
(v) Notes to Consolidated Financial Statements; and (vi) Schedule 1 — Condensed Financial Statements of Fanhua Inc.

*         Filed with this Annual Report on Form 20-F.

**       Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FANHUA INC.

By:	/s/ Chunlin Wang
Name: Chunlin Wang
Title: Chief Executive Officer

Date: April 19, 2017

FANHUA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Fanhua Inc.:

We have audited the accompanying consolidated balance sheets of Fanhua Inc., its subsidiaries and variable interest entities (the “Group”) as of December 31, 2015 and 2016, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule included in schedule 1. These consolidated financial statements and financial statement schedule are the responsibilities of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fanhua Inc., its subsidiaries and variable interest entities as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(w) to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2017 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Hong Kong

April 19, 2017

FANHUA INC.

Consolidated Balance Sheets

(In thousands, except for shares and per share data)

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,115,266	240,242	34,602
Restricted cash	17,585	33,737	4,859
Short term investments	2,026,256	2,797,842	402,973
Accounts receivable, net of allowance for doubtful accounts of RMB13,246 and RMB16,792 (US$2,419) as of December 31, 2015 and 2016, respectively (Note 2(e))	241,264	502,975	72,443
Insurance premium receivables	1,526	187	27
Other receivables (Note 4)	51,828	49,186	7,084
Amounts due from related parties (Note 15)	36,508	32,495	4,680
Other current assets	22,828	37,900	5,459
Total current assets	3,513,061	3,694,564	532,127

Non-current assets:
Property, plant, and equipment, net (Note 5)	34,145	31,414	4,525
Goodwill, net (Note 6)	133,474	122,077	17,583
Intangible assets, net (Note 2(g))	19,708	59,472	8,566
Deferred tax assets (Note 11)	1,658	8,277	1,192
Investments in affiliates (Note 7)	284,194	294,576	42,427
Other non-current assets	28,188	28,188	4,060
Total non-current assets	501,367	544,004	78,353
Total assets	4,014,428	4,238,568	610,480

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Balance Sheets—(Continued)

(In thousands, except for shares and per share data)

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to Fanhua Inc. of RMB4,141 and nil as of December 31, 2015 and 2016, respectively)	160,891	278,188	40,067
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to Fanhua Inc. of RMB1,680 and nil as of December 31, 2015 and 2016, respectively)	5,187	5,491	791
Other payables and accrued expenses (including other payables and accrued expenses of the consolidated VIEs without recourse to Fanhua Inc. of RMB5,720 and nil as of December 31, 2015 and 2016, respectively) (Note 9)	213,562	314,051	45,233
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to Fanhua Inc. of RMB1,625 and nil as of December 31, 2015 and 2016, respectively)	48,150	59,201	8,527
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to Fanhua Inc. of RMB1,152 and nil as of December 31, 2015 and 2016, respectively)	60,658	90,188	12,990
Total current liabilities	488,448	747,119	107,608

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Balance Sheets—(Continued)

(In thousands, except for shares and per share data)

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities (Note 11)	70,354	72,778	10,482
Deferred tax liabilities (Note 11)	22,057	14,577	2,099
Total non-current liabilities	92,411	87,355	12,581
Total liabilities	580,859	834,474	120,189

Commitments and contingencies (Note 16)

Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 1,155,059,526 and 1,165,072,926 as of December 31, 2015 and 2016, respectively) (Note 12)	8,592	8,658	1,247
Additional paid-in capital	2,454,244	2,301,655	331,507
Statutory reserves (Note 14)	302,115	311,590	44,878
Retained earnings	871,356	1,018,928	146,756
Accumulated other comprehensive loss	(50,048)	(65,844)	(9,483)
Subscription receivables (Note 2(m))	(268,829)	(288,135)	(41,500)
Total shareholders’ equity	3,317,430	3,286,852	473,405
Noncontrolling interests	116,139	117,242	16,886
Total equity	3,433,569	3,404,094	490,291
Total liabilities and equity	4,014,428	4,238,568	610,480

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Income and Comprehensive Income

(In thousands, except for shares and per share data)

	Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Net revenues:
Agency	1,624,410	2,155,264	3,746,471	539,604
Brokerage	232,620	369,198	617,738	88,973
Claims adjusting	292,981	303,846	336,413	48,454
Total net revenues	2,150,011	2,828,308	4,700,622	677,031
Operating costs and expenses:
Agency	(1,261,888)	(1,675,261)	(2,906,791)	(418,665)
Brokerage	(185,593)	(293,875)	(503,925)	(72,580)
Claims adjusting	(167,676)	(181,370)	(199,810)	(28,779)
Total Operating costs	(1,615,157)	(2,150,506)	(3,610,526)	(520,024)
Selling expenses	(107,263)	(143,279)	(588,822)	(84,808)
General and administrative expenses	(396,692)	(456,001)	(487,234)	(70,176)
Total operating costs and expenses	(2,119,112)	(2,749,786)	(4,686,582)	(675,008)
Income from operations	30,899	78,522	14,040	2,023
Other income, net:
Investment income	44,240	65,624	115,275	16,603
Interest income	82,251	57,234	6,931	998
Other, net	2,330	13,042	11,452	1,649
Income before income taxes and income of affiliates	159,720	214,422	147,698	21,273
Income tax expense	(24,289)	(25,865)	(28,353)	(4,084)
Share of income of affiliates	30,649	26,924	48,293	6,955
Net income	166,080	215,481	167,638	24,144
Less: Net income attributable to the noncontrolling interests	4,320	5,395	10,591	1,526
Net income attributable to the Fanhua’s shareholders	161,760	210,086	157,047	22,618
The accompanying notes are an integral part of the consolidated financial statements.
F-6

FANHUA INC.

Consolidated Statements of Income and Comprehensive Income—(Continued)

(In thousands, except for shares and per share data)

	Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Net income per share:
Basic	0.16	0.18	0.14	0.02
Diluted	0.16	0.17	0.13	0.02

Net income per American Depositary Shares (“ADS”):
Basic	3.22	3.65	2.71	0.39
Diluted	3.19	3.49	2.60	0.37

Shares used in calculating net income per share:
Basic	1,005,842,212	1,151,705,374	1,160,592,325	1,160,592,325
Diluted	1,012,591,387	1,203,323,521	1,208,821,796	1,208,821,796

Net income	166,080	215,481	167,638	24,144
Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	6,008	6,153	2,177	314
Changes in fair value of short term investments	—	—	632	91
Share of other comprehensive income (loss) of affiliate	—	37,567	(37,911)	(5,460)
Comprehensive income	172,088	259,201	132,536	19,089
Less: Comprehensive income attributable to the noncontrolling interests	4,320	5,395	10,591	1,526
Comprehensive income attributable to Fanhua’s shareholders	167,768	253,806	121,945	17,563

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Shareholders’ Equity

(In thousands, except for shares and per share data)

	Share Capital		Additional	Treasury Stock				Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	Retained Earnings	Comprehensive loss	Subscription Receivables	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as January 1, 2014	998,861,526	7,624	2,329,962	—	—	182,740	618,885	(111,114)	—	118,665	3,146,762
Net income	—	—	—	—	—	—	161,760	—	—	4,320	166,080
Issue new shares to employees	150,000,000	928	256,563	—	—	—	—	—	(257,491)	—	—
Foreign currency translation	—	—	—	—	—	—	—	6,008	—	—	6,008
Exercise of share options	1,704,380	11	3,172	—	—	—	—	—	—	—	3,183
Share-based compensation	—	—	23,598	—	—	—	—	—	—	—	23,598
Provision for statutory reserves	—	—	—	—	—	15,682	(15,682)	—	—	—	—
Acquisition of additional shares in subsidiaries	—	—	(11,894)	—	—	—	—	—	—	523	(11,371)
Balance as of December 31, 2014	1,150,565,906	8,563	2,601,401	—	—	198,422	764,963	(105,106)	(257,491)	123,508	3,334,260
Net income	—	—	—	—	—	—	210,086	—	—	5,395	215,481
Foreign currency translation	—	—	—	—	—	—	—	17,491	(11,338)	—	6,153
Repurchase of ordinary shares	—	—	—	(2,261,100)	(6,276)	—	—	—	—	—	(6,276)
Exercise of share options	4,493,620	29	(4,787)	2,261,100	6,276	—	—	—	—	—	1,518
Share-based compensation	—	—	17,653	—	—	—	—	—	—	—	17,653
Provision for statutory reserves	—	—	—	—	—	104,414	(104,414)	—	—	—	—
Acquisition of additional shares in subsidiaries	—	—	(160,023)	—	—	—	—	—	—	(27,787)	(187,810)
Disposal of a subsidiary	—	—	—	—	—	(721)	721	—	—	473	473
Dividends distributed to noncontrolling interest	—	—	—	—	—	—	—	—	—	(2,450)	(2,450)
Capital injection by noncontrolling interests	—	—	—	—	—	—	—	—	—	17,000	17,000
Share of other comprehensive income of affiliate	—	—	—	—	—	—	—	37,567	—	—	37,567
Balance as of December 31, 2015	1,155,059,526	8,592	2,454,244	—	—	302,115	871,356	(50,048)	(268,829)	116,139	3,433,569

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Shareholders’ Equity—(Continued)

(In thousands, except for shares and per share data)

	Share Capital		Additional	Treasury Stock				Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amount	Statutory Reserves	Retained Earnings	Comprehensive loss	Subscription Receivables	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income	—	—	—	—	—	—	157,047	—	—	10,591	167,638
Foreign currency translation	—	—	—	—	—	—	—	21,483	(19,306)	—	2,177
Exercise of share options	2,597,400	17	1,127	—	—	—	—	—	—	—	1,144
Share-based compensation	—	—	4,937	—	—	—	—	—	—	—	4,937
Provision for statutory reserves	—	—	—	—	—	9,909	(9,909)	—	—	—	—
Acquisition of additional shares in a subsidiary	7,416,000	49	(174,779)	—	—	—	—	—	—	(4,493)	(179,223)
Disposal of subsidiaries	—	—	16,126	—	—	(434)	434	—	—	(4,995)	11,131
Changes in fair value of short term investments	—	—	—	—	—	—	—	632	—	—	632
Share of other comprehensive loss of affiliates	—	—	—	—	—	—	—	(37,911)	—	—	(37,911)
Balance as of December 31, 2016	1,165,072,926	8,658	2,301,655	—	—	311,590	1,018,928	(65,844)	(288,135)	117,242	3,404,094
Balance as of December 31, 2016 in US$		1,247	331,507	—	—	44,878	146,756	(9,483)	(41,500)	16,886	490,291

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	166,080	215,481	167,638	24,144
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	28,235	18,383	13,492	1,943
Amortization of intangible assets	16,826	11,571	20,232	2,914
Allowance for doubtful receivables	6,060	7,597	2,381	343
Compensation expenses associated with stock options	23,598	17,653	4,937	711
Loss (gain) on disposal of property, plant and equipment	292	(126)	115	17
Investment income	(15,419)	(31,092)	(80,599)	(11,609)
Gain on disposal of subsidiaries	—	—	(3,082)	(444)
Share of income of affiliates	(30,649)	(26,924)	(48,293)	(6,955)
Deferred taxes	(1,318)	(1,067)	(14,736)	(2,122)
Changes in operating assets and liabilities:
Accounts receivable	16,036	(61,356)	(271,275)	(39,072)
Insurance premium receivables	(225)	(1,054)	1,339	193
Other receivables	14,700	7,222	(6,395)	(921)
Amounts due from related parties	(2,513)	(8,088)	3,727	537
Other current assets	2,900	(4,920)	(15,074)	(2,172)
Accounts payable	27,453	33,026	127,015	18,294
Insurance premium payables	(1,116)	2,244	304	44
Other payables and accrued expenses	3,911	71,506	142,720	20,556
Accrued payroll	638	9,143	11,446	1,649
Income taxes payable	(1,768)	6,433	29,530	4,253
Other tax liabilities	7,928	15,672	2,424	349
Net cash generated from operating activities	261,649	281,304	87,846	12,652
Cash flows used in investing activities:
Purchase of short term investments	(546,600)	(2,308,956)	(9,515,500)	(1,370,517)
Proceeds from disposal of short term investments	118,208	994,839	8,825,355	1,271,116
Purchase of property, plant and equipment	(6,209)	(6,663)	(11,885)	(1,712)
Purchase of intangible asset	(118)	—	(60,000)	(8,642)
Proceeds from disposal of property and equipment	614	539	48	7
Acquisition of subsidiaries, net of cash acquired of RMB1,291, nil and nil in 2014, 2015 and 2016, respectively	(62,709)	—	—	—

FANHUA INC.

Consolidated Statements of Cash Flows—(Continued)

(In thousands)

	Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Disposal of subsidiaries, net of cash disposed of nil, RMB4,544 and RMB1,336 (US$192) in 2014, 2015 and 2016, respectively	—	15,476	29,376	4,231
Decrease (increase) in restricted cash	3,622	(10,107)	(16,152)	(2,326)
Decrease in other receivables	113,632	16,120	—	—
Additions in investments in non-current assets	(7,019)	(13,980)	—	—
Return of investment in non-current assets	3,900	—	—	—
(Increase) decrease in amounts due from related parties	(62,716)	181,181	—	—
Net cash used in investing activities	(445,395)	(1,131,551)	(748,758)	(107,843)
Cash flows used in financing activities:
Acquisition of additional interests in subsidiaries	(11,000)	(153,500)	(213,534)	(30,755)
Capital injection by noncontrolling interests	—	17,000	—	—
Payment for deferred consideration of acquisition of a subsidiary	—	—	(4,185)	(603)
Dividend distributed to noncontrolling interest	—	(2,450)	—	—
Proceeds on exercise of stock options	3,183	1,518	1,144	165
Repurchase of ordinary shares	—	(6,276)	—	—
Net cash used in financing activities	(7,817)	(143,708)	(216,575)	(31,193)
Net decrease in cash and cash equivalents	(191,563)	(993,955)	(877,487)	(126,384)
Cash and cash equivalents at beginning of year	2,288,623	2,103,068	1,115,266	160,632
Effect of exchange rate changes on cash and cash equivalents	6,008	6,153	2,463	354
Cash and cash equivalents at end of year	2,103,068	1,115,266	240,242	34,602
Supplemental disclosure of cash flow information:
Interest paid	—	—	—	—
Income taxes paid	19,135	4,383	4,133	595

Supplemental disclosure of non-cash transactions is set out in Note 18.

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(1)	Organization and Description of Business

Fanhua Inc. (the “Company”) (formally known as “CNinsure Inc.”) was incorporated in the Cayman Islands on April 10, 2007. The Company, its subsidiaries and variable interest entities (the “VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in the provision of insurance brokerage and agency services, and insurance claims adjusting services in the People’s Republic of China (the “PRC”).

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

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Group’s consolidated financial statements included valuation of goodwill, allowance for doubtful receivables, and the valuation of non-controlling interests of the subsidiaries at acquisition dates. Actual results could differ from those estimates.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.

In its capacity as an insurance agent and broker, the Group collects premiums from certain insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in the consolidated balance sheets, “premiums” are receivables from the insureds. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term, and reports such amounts as restricted cash in the consolidated balance sheets. Also included in the restricted cash represents guarantee deposits required by China Insurance Regulatory Commission (“CIRC”) in order to protect insurance premium appropriation by insurance agency as well as entrustment deposit received from the members of eHuzhu, an online mutual aid platform operated by the Group in an escrow account of RMB12,398 and RMB28,246 (US$4,068) as of December 31, 2015 and 2016, respectively.

(d)	Short Term Investments

Short term investments are mainly available-for-sale investments in debt securities that do not have a quoted market price in an active market. The majority of the investments are measured at costs which approximate their fair values in the consolidated balance sheets, except for short term investments on certain private fund. The Group benchmark the costs against fair values of comparable investments as of balance sheet date, and categorized all fair value measures of short term investments as level 2 of the fair value hierarchy. No impairment loss on short term investments was identified for each of the years ended December 31, 2014, 2015 and 2016.

FANHUA INC.

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

Accounts receivable, net is analyzed as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Accounts receivable	254,510	519,767
Allowance for doubtful accounts	(13,246)	(16,792)
Accounts receivable, net	241,264	502,975

The following table summarizes the movement of the Group’s allowance for doubtful accounts for accounts receivables:

	2014	2015	2016
	RMB	RMB	RMB
Balance at the beginning of the year	12,655	16,587	13,246
Provision for doubtful accounts	3,932	4,991	3,700
Write-offs	—	(8,332)	(154)
Balance at the end of the year	16,587	13,246	16,792

During the years ended December 31, 2014, 2015, the Group provided allowance for other receivables of RMB2,128, and RMB2,606, respectively.

A reversal of allowance of other receivable of RMB1,319 was recorded for the year ended December 31, 2016.

Insurance premium receivables consist of insurance premium to be collected from the insured, and is recorded at the invoiced amount and do not bear interest. Amounts collected on insurance premium receivables are included in net cash provided by operating activities in the consolidated statements of cash flows.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(f)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

	Estimated useful life (Years)	Estimated residual value
Building	20-36	0%
Office equipment, furniture and fixtures	3-5	0%-3%
Motor vehicles	5-10	0%-3%
Leasehold improvements	5	0%

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation recognized in the consolidated statement of income and comprehensive income:

	2014	2015	2016
	RMB	RMB	RMB
Commission and fees under operating costs	5,508	2,056	185
Selling expenses	1,282	1,180	1,590
General and administrative expenses	21,445	15,147	11,717
Depreciation for the year	28,235	18,383	13,492

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(g)	Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group operated in three reporting units for the year ended December 31, 2016. The goodwill impairment review is a two-step process. Step 1 consists of a comparison of the fair value of a reporting unit with its carrying amount. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, step 2 requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded equal to the excess of the carrying amount over the implied fair value.

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

In 2015 and 2016, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value which is the step one of the two-step impairment test. The fair value of all reporting units was estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step 2 of the two-step goodwill impairment test was unnecessary. The management concluded that goodwill was not impaired as of December 31, 2015 and 2016.

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

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The intangible assets, net consisted of the following:

		As of December 31, 2015
	Useful life (Years)	Cost	Accumulated amortization	Accumulated Impairment loss	Net carrying values
		RMB	RMB	RMB	RMB
Brand name	Indefinite	20,111	—	(16,404)	3,707
Trade name	9.4 to 10	8,898	(4,808)	—	4,090
Customer relationship	4.6 to 9.8	61,186	(51,264)	(2,953)	6,969
Non-compete agreement	3 to 6.25	69,075	(33,819)	(34,692)	564
Agency agreement and license	4.6 to 9.8	20,404	(15,949)	(77)	4,378
Software and system	5 to 10	5,680	(5,680)	—	—
		185,354	(111,520)	(54,126)	19,708

		As of December 31, 2016
	Useful life (Years)	Cost	Accumulated amortization	Accumulated Impairment loss	Net carrying values
		RMB	RMB	RMB	RMB
Brand name	Indefinite	20,111	—	(16,404)	3,707
Trade name	9.4 to 10	8,898	(5,750)	—	3,148
Customer relationship	4.6 to 9.8	60,696	(53,324)	(2,953)	4,419
Non-compete agreement	3 to 6.25	52,195	(22,539)	(29,515)	141
Agency agreement and license	4.6 to 9.8	19,924	(16,790)	(77)	3,057
Software and system	2 to 10	65,680	(20,680)	—	45,000
		227,504	(119,083)	(48,949)	59,472

Aggregate amortization expenses for intangible assets were RMB16,826, RMB11,571 and RMB20,232 for the years ended December 31, 2014, 2015 and 2016, respectively.

Impairment of intangible assets with definite lives

The Group evaluates the recoverability of identifiable intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that these assets’ carrying amounts may not be recoverable. The Group measures the carrying amount of identifiable intangible asset with determinable useful live against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2014, 2015 and 2016, the Group recognized no impairment losses on identifiable intangible assets with determinable useful lives.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Impairment of indefinite-lived intangible assets

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quote from third party, if any. During the years ended December 31, 2014, 2015 and 2016, the Group recognized no impairment losses on its indefinite-lived intangible assets.

The estimated amortization expenses for the next five years are: RMB33,850 in 2017, RMB18,667 in 2018, RMB2,502 in 2019, RMB658 in 2020 and RMB88 in 2021.

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

The Group entered into share purchase agreements with companies established on behalf of its employees (the “Employee Companies”) for the issuance of 100,000,000 ordinary shares at US$0.27 per ordinary share and 50,000,000 ordinary shares at US$0.29 per ordinary share in 2014. The issue prices are the average closing prices for the 20 trading days prior to the board approval dates of such subscriptions. The sale of shares to the Employee Companies was completed on December 17, 2014.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

In order to facilitate the purchase of shares by employees as described above, the Group has granted a loan to the Employee Companies. The loan bears interest at a rate of 3.0% per annum and is repayable upon the sale of the shares by employees, termination of employment or within two years, whichever comes first. Please refer to Note 12 for details. The interest rate is determined with reference to fair market prices and therefore no interest-related compensation expense is recorded. Upon the expiry of the loan agreement on December 17, 2016, the repayment of the loan was further extended to June 2018 and the loan is interest bearing at rate of 3.0% per annum.

According to FASB ASC 505-10-45, the loan is recorded as a separate line of deduction from equity in the Group’s consolidated balance sheets as of December 31, 2015 and 2016. Interest income accruing from the loan is recognized as non-operating income. None of the loans to employees have been repaid and total balance thereof as of December 31, 2016 was RMB288,135 (US$41,500).

(n)	Treasury shares

Treasury shares represent ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stocks.

During the years ended December 31, 2014, 2015 and 2016, the Group had repurchased total of nil, 2,261,100 and nil shares from the market for a cash consideration of nil, RMB6,276 and nil. As of December 31, 2015, all the treasury stock had been re-issued for the exercise of stock options.

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

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, related to balance sheet classification of deferred taxes. The ASU requires that deferred tax assets and liabilities be classified as noncurrent in the statement of financial position, thereby simplifying the current guidance that requires an entity to separate deferred assets and liabilities into current and noncurrent amount. The Group adopted ASU 2015-17 on a prospective basis in 2016. Accordingly, all net deferred tax assets are presented as non-current deferred tax assets as of December 31, 2016 in the accompanying Consolidated Balance Sheets and Note 11.

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

Share-based compensation expenses of RMB23,598, RMB17,653 and RMB4,937 (US$711) for the years ended December 31, 2014, 2015 and 2016, respectively, were included in the general and administrative expenses.

FANHUA INC.

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

No allowance for cancellation has been recognized for agency and brokerage businesses as the management of the Group estimates, based on its past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been deminims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.2%, 0.2% and 0.2% of the total commission and fee revenues during years ended December 31, 2014, 2015 and 2016, respectively. For property insurance and life insurance, agency and brokerage services, the Group may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency and brokerage group achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded when a performance target is being achieved.

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

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The Group presents revenue net of sales taxes incurred. The sales taxes amounted to RMB120,965, RMB157,234 and RMB81,890 for the years ended December 31, 2014, 2015 and 2016, respectively. According to the Announcement on the VAT Reform Pilot Program of the Transportation and Selected Modern Service Sectors issued by the State Tax Bureau in July 2012, the transportation and some selected modern service sectors, including research and development (R&D) and technical services, information technology services, cultural creative services, logistics support services, tangible personal property leasing services, and assurance and consulting service, should pay value-added tax instead of business tax based on a predetermined timetable (hereinafter referred to as the “VAT Reform”), effective September 1, 2012 for entities in Beijing and November 1, 2012 for entities in Guangdong. The VAT Reform expanded nation-wide from August 1, 2013. Total Value-added taxes paid by the Group during the years ended December 31, 2014, 2015 and 2016 amounted to RMB14,997 RMB16,370 and RMB160,556, respectively.

In March 2016, during the fourth session of the 12th National People’s Congress, it was announced that the VAT reform will be fully rolled out and extended to all industries including construction, real estate, financial services and lifestyle services. Subsequently, the State Administration of Taxation and Ministry of Finance jointly issued a Notice on Preparing for the Full Implementation of the VAT Reform (Cai Shui [2016] No. 36). Accordingly, the Group started to pay value-added tax instead of business tax from May 1, 2016.

(s)	Marketing campaign expense

The Group records its marketing campaign expenses pay to agents as selling expenses.

Marketing campaign expenses are incurred to increase the Group’s market share and attract more agents at certain selected regions that the Group strategically plans to capture higher market shares, and are not a necessary expense to sell insurance policies. Such expenses are temporary, with the terms of regional programs ranging from one to three months. Marketing campaign expenses are only recognized when such campaigns are officially announced by the Group to the agents and such campaigns can be terminated at any time without further notice. The Group records the marketing campaign expenses when the related services are provided. During the years ended December 31, 2014, 2015 and 2016, nil, RMB19,503 and RMB299,885 of marketing campaign expenses were included in the selling expenses, respectively.

(t)	Fair Value of Financial Instruments

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

FANHUA INC.

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

Measured at fair value on a recurring basis

As of December 31, 2015 and 2016, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	2,026,256	—	2,026,256	—

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	2,797,842	—	2,797,842	—

The majority of debt security consists of investments in trust products and asset management plans that have normally pay a prospective fixed rate of return. These investments are recorded at fair values on a recurring basis. The Group benchmarks the costs against fair values of comparable investments with similar measurement terms, such as prevailing market yields, at the balance sheet date. It is classified as Level 2 of the fair value hierarchy since fair value measurement at reporting date uses significant other observable inputs.

The Group did not have Level 3 investments as of December 31, 2015 and 2016.

FANHUA INC.

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

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB1,115,296 and RMB253,725 of cash and cash equivalents and restricted cash denominated in RMB as of December 31, 2015 and 2016, respectively.

(w)	Translation into United States Dollars

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.943, representing the noon buying rate in the City of New York for cable transfers of RMB on December 30, 2016, the last business day in fiscal year 2016, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate.

FANHUA INC.

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

Substantially all revenues of the Group are derived in the PRC and all long-lived assets are located in the PRC.

(y)	Earnings per Share (“EPS”) or ADS

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

Advertising costs are expensed as incurred. Advertising costs amounted to RMB6,553, RMB5,696 and RMB18,085 for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Accumulated other comprehensive income mainly represents foreign currency translation adjustments and share of other comprehensive income of the affiliates for the period.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(ac)	Recently Issued Accounting Standards Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” which amended the existing accounting standards for revenue recognition. The core principle of the new guidance is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new guidance also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple element arrangements.

Subsequently, the FASB issued the following various updates affecting the guidance in ASU 2014-09: ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations; ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The Group must adopt ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 with ASU 2014-09 (collectively, the “new revenue standards”).

The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). The new revenue standards become effective for the Company on January 1, 2018. The Group currently anticipates adopting the new revenue standards using the full retrospective method. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Group does not anticipate the adoption of this ASU will have a material impact the consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The update is intended to improve financial reporting in regards to how certain transactions are classified in the statement of cash flows. This update requires that debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. This guidance will be adopted retrospectively by the Group to all periods presented. The Group does not anticipate that the adoption of ASU 2016-15 will have a material impact on the consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The Group anticipates that upon adoption of this ASU, the Group’s restricted cash will be included in cash and cash equivalents on the consolidated balance sheets, and transfers between restricted cash and cash and cash equivalents will not be presented as cash flow activities on the consolidated statements of cash flows.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The effect of ASU 2017-01 on the consolidated financial statements will be dependent on any future acquisitions.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group does not anticipate that the adoption of ASU 2017-04 will have a material impact on the consolidated financial statements.

(3)	Acquisitions, disposals and reorganization

Acquisition of additional interests in a subsidiary in 2016

On May 9, 2016, the Group had entered into a share purchase agreement with the minority shareholders of Inscom Holding Limited (“Inscom”) to acquire the remaining 34.9% of the equity interests in Inscom and the outstanding share options of Inscom for a total consideration of approximately RMB198,776 which consists of (i) RMB179,223 in cash after netting off with the receivable of RMB1,836 in relation with the exercise of the Inscom share options, (ii) 7,416,000 ordinary shares of the Company. Upon completion of the acquisition in May 2016, the Group’s equity interests in Inscom increased from 65.1% to 100%.

The schedule below discloses the effects of changes in the Group’s ownership in subsidiaries on the Group’s equity:

Year ended December 31, 2016
RMB
Net income attributable to the Company’s shareholders	157,047
Decrease in Company’s additional paid-in capital for acquisitions of additional equity interests from noncontrolling interests	(174,779)
Changes from net income attributable to Company’s shareholders and transfers to noncontrolling interests	(17,732)

Disposals of subsidiaries in 2016

During the year, the Group disposed of three subsidiaries, including Shandong Fanhua Mintai Insurance Agency Co., Ltd (“Shandong Mintai”), Guangdong Huajie Insurance Agency Co., Ltd (“Guangdong Huajie”) and Dongguan Zhongxin Insurance Agency Co., Ltd (“Dongguan Zhongxin”), for a total cash consideration of RMB30,712. The Group recognized RMB3,146 gain on disposal of subsidiaries, which was determined by the excess of the sales consideration over the net book value of the subsidiaries at the time of disposal.

As of December 31, 2016, the Group has completed the closing procedures of all the above transactions and has effectively transferred its control of Shandong Mintai, Guangdong Huajie and Dongguan Zhongxin to the respective buyers.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Acquisitions and reorganization in 2015

Acquisitions of additional interests in subsidiaries

During the year ended December 31, 2015, the Group had entered into several agreements to acquire from the non-controlling shareholders of certain of the Group’s subsidiaries the additional interests in those subsidiaries for total consideration of RMB187,810. The Group retains its controlling financial interests before and after the transactions.

The schedule below discloses the effects of changes in the Group’s ownership in subsidiaries on the Group’s equity:

Year ended December 31, 2015
RMB
Net income attributable to the Company’s shareholders	210,086
Decrease in Company’s additional paid-in capital for acquisitions of additional equity interests from noncontrolling interests	(160,023)
Changes from net income attributable to Company’s shareholders and transfers to noncontrolling interests	50,063

Reorganization

As part of the Group’s growth strategy, Fanhua Insurance Surveyors & Loss Adjustors Holding Co., Ltd. (“FHISLA”) filed on application in November 2015 with National Equities Exchanges and Quotations (“NEEQ”) to list on the New Third Board, on emerging over-the-counter stock market for medium-and small-cap companies in China. In June 2015, FHISLA introduced two new investors, Shenzhen Yuanqian Investment Partnership (Limited Partnership) and Shenzhen Longqian Investment Partnership (Limited Partnership), hereinafter referred to as “Yuanqian” and “Longqian”. Yuanqian and Longqian together subscribed for total of 12.4% of the equity interests in FHISLA for a cash consideration of RMB17,000. In July 2015, Fangzhong transferred 44.7% and 42.9% of the equity interests in FHISLA to Guangdong Meidiya Investment Co., Ltd. (“Meidiya Investments”), a subsidiary of the Group, and 22 individuals, among whom were management members of the claims adjusting segment, for total purchase prices of RMB61,200 and RMB58,800, respectively. After the FHISLA Restructuring, the Group owns 44.7% of the equity interests and remains as the largest shareholder. The Group continue to exercise substantial control over FHISLA pursuant to shareholders’ agreements signed with Yuanqian, Longqian and two executive officers of the claims adjusting segment, The Group recorded stock compensation expense of RMB3,400, being the excess of the estimated fair value of Yuanqian, Longqian and 22 individual’s equity interest in FHISLA over the consideration paid by the investors.

In July 2015, in order to align the interests of the founding team of Chetong.net with the growth of the platform, Fangzhong, the subsidiary of the Group transferred 80.1% of the equity interests in Chetong Network to the management and employees of Chetong Network for cash consideration of RMB16,020, and 19.9% of the equity interests in Chetong Network to FHISLA for cash consideration of RMB3,980 which approximated its fair value at the disposal date. As a result, FHISLA and the management and employees of Chetong Network currently hold 19.9% and 80.1% of Chetong Network, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4)	Other Receivables

Other receivables, net are analyzed as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Advances to staff (i)	6,492	9,250
Advances to entrepreneurial agents (ii)	367	1,270
Rental deposits	7,655	8,041
Interest income receivables (iii)	29,708	17,620
Other	7,606	13,005
	51,828	49,186

(i)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

(ii)	This represented advances to entrepreneurial agents who provide services to the Group. The advances are used by agents to develop business. The advances were unsecured, interest-free and repayable on demand.

(iii)	This represented accrued interest income on bank deposits and accrued interest on subscription receivables (Note 2(m)).

(5)	Property, Plant and Equipment

Property, plant and equipment, net, is comprised of the following:

	As of December 31,
	2015	2016
	RMB	RMB
Building	12,317	12,317
Office equipment, furniture and fixtures	128,401	130,172
Motor vehicles	26,341	23,774
Leasehold improvements	9,657	13,146
Total	176,716	179,409
Less: Accumulated depreciation	(142,571)	(147,995)
Property, plant and equipment, net	34,145	31,414

No impairment for property, plant and equipment was recorded for the years ended December 31, 2014, 2015 and 2016.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(6)	Goodwill

The movements in carrying amount of goodwill by reportable segments are as follows:

Agency segment
RMB
Balance as of December 31, 2015	133,474
Eliminated on disposal of a subsidiary	(11,397)
Balance as of December 31, 2016	122,077

The gross amount and accumulated impairment losses by segment as of December 31, 2015 and 2016 are as follows:

	Agency segment	Claims Adjusting segment	Total
	RMB	RMB	RMB
Gross as of January 1, 2015	1,096,102	38,077	1,134,179
Eliminated on disposal of a subsidiary	—	(16,940)	(16,940)
Gross as of December 31, 2015	1,096,102	21,137	1,117,239
Eliminated on disposal of a subsidiary	(173,608)	—	(173,608)
Gross as of December 31, 2016	922,494	21,137	943,631
Accumulated impairment loss as of January 1, 2015	(962,628)	(38,077)	(1,000,705)
Eliminated on disposal of a subsidiary	—	16,940	16,940
Accumulated impairment loss as of December 31, 2015	(962,628)	(21,137)	(983,765)
Eliminated on disposal of a subsidiary	162,211	—	162,211
Accumulated impairment loss as of December 31, 2016	(800,417)	(21,137)	(821,554)
Net as of December 31, 2015	133,474	—	133,474
Net as of December 31, 2016	122,077	—	122,077

The Group performed the annual impairment analysis as of the balance sheet date. There has been no impairment loss recognized in goodwill for the years ended December 31, 2014, 2015 and 2016.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(7)	Investments in Affiliates

As of December 31, 2015 and 2016, investments in affiliates represent (i) 40% equity interest in Shanghai Teamhead Automobile Surveyors Co., Ltd. (“Teamhead Automobile”) through one of the Group’s claim adjusting subsidiary; the affiliate is a PRC registered company that provides insurance surveyor and loss adjustors services, and (ii) 20.6% equity interests in Sincere Fame International Limited (“Sincere Fame”) which is financial services company registered in BVI and based in Guangzhou, PRC, primarily engaged in the origination and management of small loans made to individuals, loan repackaging transactions, asset management-related services to financial institutions and mortgage agency services to individuals.

During the years ended December 31, 2014, 2015 and 2016, the Group recognized its share of income of affiliates in the amount of RMB30,649, RMB26,924 and RMB48,293 respectively. During the years ended December 31, 2014, 2015 and 2016, the Group recognized its share of other comprehensive income of affiliates in the amount of nil, RMB37,567 and other comprehensive loss of RMB37,911, respectively.

The Group has filed Sincere Fame’s consolidated financial statement for the year ended December 31, 2016, as the 20% significant subsidiary test was met for year 2016 in accordance with Rule 3-09 of SEC Regulation S-X.

Investments as of December 31, 2015 and 2016 were as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Teamhead Automobile	528	227
Sincere Fame	283,666	294,349
Total	284,194	294,576

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(8)	Variable Interest Entities

PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies, brokerages and on-line business. Accordingly, the Group used to conduct some of its operations in China through contractual arrangements among its PRC subsidiaries, two PRC affiliated entities and the equity shareholders of these PRC affiliated entities, who are PRC nationals.

In recent years, some rules and regulations governing the insurance intermediary sector in China have begun to encourage foreign investment. The Group has commenced a restructuring which has resulted in obtaining controlling equity ownership in a majority of its affiliated insurance intermediary companies.

In May 2016, the Group had completed its restructuring and all the individual shareholders had transferred their respective equity interest in Shenzhen Dianliang Information Technology Co., Ltd and Shenzhen Xinbao Investment Management Co., Ltd to the subsidiaries of the Company. Thereafter, the Group conducts all of its operations in China through its directly owned subsidiaries.

	As of December 31,
	2015	2016
	RMB	RMB
Total assets	103,740	—
Total liabilities	104,795	—

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Net Revenues	72,645	108,133	33,679
Net loss	(9,636)	(14,554)	(4,598)
Net cash (used in) generated from operating activities	(49,782)	37,943	(11,536)
Net cash generated from (used in) investing activities	14,709	(31,682)	2,601
Net cash generated from financing activities	33,370	—	—

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(9)	Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of December 31,
	2015	2016
	RMB	RMB

Business and other tax payable	35,358	59,919
Refundable deposits from employees and agents	13,239	23,472
Professional fees	18,553	45,745
Accrued expenses to third parties (i)	42,622	79,847
Payables for addition of office equipment, furniture and fixtures	8,618	8,618
Advance from third parties	35,808	47,534
Insurance compensation claim payable to customers	823	875
Payable for equity acquisition of investment in affiliates/additional equity interest in subsidiaries	38,495	—
Contributions from members of eHuzhu mutual aid program	8,995	25,605
Others	11,051	22,436
Total	213,562	314,051

(i)

As of December 31, 2015, included in accrued expenses to third parties represented an amount of RMB19,500 payable to Chengdu Puyi Bohui Information Technology Co., Ltd, the shareholder of Fanhua Puyi Fund Sales Co. Ltd. ("Puyi Fund Sales") for marketing activities. The amount was settled in 2016. The Group beneficially owns 15.4% equity interests in Puyi Fund Sales. Other than the amount payable to Puyi Fund Sales, the remaining balance mainly represented the accrued commission payable to the agents.

As of December 31, 2016, the balances mainly represented the accrued commission payable to the agents.

(10)	Employee Benefit Plans

Employees of the Group located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution plans. The calculation of contributions for these eligible employees is based on 10% to 22% of the applicable payroll cost according to the specific requirements of the local regime government.

In addition, the Group is required by law to contribute certain percentage of applicable salaries for medical insurance benefits, unemployment and other statutory benefits. The contribution percentages may be different from district to district which is subject to the specific requirement of local regime government. The PRC government is directly responsible for the payments of the benefits to these employees.

For the years ended December 31, 2014, 2015 and 2016, the Group contributed RMB45,467, RMB47,955 and RMB57,090, respectively.

(11)	Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on their income or capital gains. In addition, upon any payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

The Group’s subsidiaries and VIEs incorporated in PRC are subject to Income Tax in the PRC.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the years ended December 31, 2014, 2015 and 2016, if applicable.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Pursuant to the relevant laws and regulations in the PRC, Litian, Shenzhen Fanhua Software Technology Co., Ltd (“Fanhua Software”), Shenzhen Huazhong United Technology Co., Ltd (“Huazhong”) and Ying Si Kang Information, subsidiaries of the Group, were regarded as software companies and thus exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Litian, year 2010 was the first profit-making year and accordingly, Litian and has made a 12.5% tax provision for its profits for the years ended December 31, 2012, 2013 and 2014. For Fanhua Software, year 2012 was the first profit-making year and accordingly, Fanhua Software has made a 12.5% tax provision for its profits for the years ended December 31, 2014, 2015 and 2016. For Huazhong, year 2015 was the first profit-making year and accordingly it has not made any provision for PRC income tax for the years ended December 31, 2015 and 2016. For Ying Si Kang Information, year 2014 was the first profit-making year and accordingly it has not made any provision for PRC income tax for the years ended December 31, 2014 and 2015, and has made a 12.5% tax provision for its profits for the year ended December 31, 2016.

The Group accounts for uncertain income tax positions by prescribing a minimum recognition threshold in the financial statements.

As of December 31, 2016, the Group’s liabilities for unrecognized tax benefits were included in other tax liabilities. The movements of unrecognized tax benefits are as follows:

RMB
Balance as of January 1, 2014	50,735
Change in unrecognized tax benefits	(4,808)
Gross increase in tax positions	7,928
Balance as of December 31, 2014	53,855
Change in unrecognized tax benefits	825
Gross increase in tax positions	15,674
Balance as of December 31, 2015	70,354
Change in unrecognized tax benefits	—
Gross increase in tax positions	2,424
Balance as of December 31, 2016	72,778

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Group’s consolidated financial statements as of December 31, 2015 and 2016. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Group’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

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

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Income tax expenses are comprised of the following:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Current tax expense	25,607	26,932	43,089
Deferred tax income	(1,318)	(1,067)	(14,736)
Income tax expense	24,289	25,865	28,353

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Current deferred tax assets:
Operating loss carryforward	1,079	—
Less: valuation allowances	(1,079)	—
Current deferred tax asset, net	—	—

Non-current deferred tax assets:
Operating loss carryforward, after offset unrecognized tax benefits	27,245	33,611
Less: valuation allowances	(25,587)	(25,334)
Non-current deferred tax asset, net	1,658	8,277
Total	1,658	8,277

Deferred tax liabilities:
Intangible assets, net	3,895	2,604
Investment income	18,162	11,973
Total	22,057	14,577

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided RMB26,666 and RMB25,334 valuation allowance for the years ended December 31, 2015 and 2016 respectively.

The Group had total operating loss carry-forwards of RMB131,198 and RMB150,373 as of December 31, 2015 and 2016, respectively. As of December 31, 2016, the operating loss carry-forwards of RMB13,404, RMB19,295, RMB25,203, RMB26,961 and RMB65,510 are to expire for the years ending December 31, 2017, 2018, 2019, 2020 and 2021, respectively. During the years ended December 31, 2014, 2015 and 2016, nil, RMB4,251 and RMB29,431, respectively, of tax loss carried forward has been expired and canceled.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Income before income taxes and income of affiliates	159,720	214,422	147,698
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	39,930	53,605	36,925
Expenses not deductible for tax purposes:
Entertainment	579	685	973
Other	6,482	5,176	3,691
Tax exemption and tax relief:
Tax rate differential	(34,315)	(44,381)	(4,089)
Change in valuation allowance	2,934	(4,194)	(1,332)
Uncertain tax provisions	7,928	15,674	2,424
Effect of utilization of deductible temporary difference previously unrecognized	—	—	(12,872)
Other	751	(700)	2,633
Income tax expense	24,289	25,865	28,353

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately RMB34,315, RMB44,381 and RMB4,089 for the years ended December 31, 2014, 2015 and 2016, respectively. Without such exemption, the Group’s basic and diluted net profit per share for the years ended December 31, 2014, 2015 and 2016 would have been decreased by RMB 0.03, RMB0.04 and RMB0.00.

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

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution to the Group of approximately RMB1,954,541 and RMB2,058,189 as of December 31, 2015 and 2016 respectively, are considered to be indefinitely reinvested, and accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred tax liability in respect of those undistributed earnings of approximately RMB195,454 and RMB205,819, respectively.

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

(12)	Capital Structure

During 2016, the Company issued 2,597,400 new shares for the exercise of options, representing 0.22% of the total shares outstanding as of December 31, 2016.

During 2016, the Company issued 7,416,000 new shares for acquisition of additional interest in a subsidiary, representing 0.64% of total shares outstanding as of December 31, 2016.

During 2015, the Company repurchased 2,261,100 shares from the public market, representing 0.20% of the total shares outstanding as of December 31, 2015.

During 2015, the Company issued 4,493,620 new shares and utilized 2,261,100 repurchased shares for the exercise of options, representing 0.59% of the total shares outstanding as of December 31, 2015.

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

In order to facilitate the purchase of shares by employees as described above, the Group has granted a loan to Employee Companies. The loans bear interest at a rate of 3.0% per annum and is repayable upon the sale of the shares by employees, termination of employment or within two years, whichever comes first. The interest rate is determined with reference to fair market prices and therefore no interest-related compensation expense is recorded. Please refer to Note 2(m) for accounting policy details. The  repayment of the loan was further extended to June 2018.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(13)	Net Income per Share

The computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Basic:
Net income	166,080	215,481	167,638
Less: Net income attributable to the noncontrolling interests	4,320	5,395	10,591
Net income attributable to the Company’s shareholders	161,760	210,086	157,047
Weighted average number of ordinary shares outstanding	1,005,842,212	1,151,705,374	1,160,592,325
Basic net income per ordinary share	0.16	0.18	0.14
Basic net income per ADS	3.22	3.65	2.71

Diluted:
Net income	166,080	215,481	167,638
Less: Net income attributable to the noncontrolling interests	4,320	5,395	10,591
Net income attributable to the Company’s shareholders	161,760	210,086	157,047
Weighted average number of ordinary shares outstanding	1,005,842,212	1,151,705,374	1,160,592,325
Weighted average number of dilutive potential ordinary shares from share options	6,749,175	51,618,147	48,229,471
Total	1,012,591,387	1,203,323,521	1,208,821,796
Diluted net income per ordinary share	0.16	0.17	0.13
Diluted net income per ADS	3.19	3.49	2.60

During the years ended December 31, 2014, 2015 and 2016, the Company had share options of which would potentially dilute earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effect would have been antidilutive, such share options consist of 16,920, nil and nil, respectively.

(14)	Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2016. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There are no appropriations to reserves by the Company other than the Group’s subsidiaries and VIEs in the PRC during the periods presented. Amounts contributed to the statutory reserves were RMB302,115 and RMB311,590 as of December 31, 2015 and 2016, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(15)	Related Party Balances and Transactions

The principal related party balances and transactions as of and for the years ended December 31, 2015 and 2016 are as follows:

a)	Amounts due from related parties:

	As of December 31,
	2015	2016
	RMB	RMB
Amounts due from an equity method affiliate and its subsidiaries, net (i)	36,508	32,495
Subscription receivables (Note 2(m) & Note 12)	268,829	288,135

(i)	The Group agreed to grant a revolving loan with a maximum amount of US$50,000 (equivalent to RMB317,990 as per the agreement) to Sincere Fame and its subsidiaries pursuant to a facility letter entered in October 2011 (the “Facility”). The Facility is valid for two years and is renewed upon mutual agreement for another two years in October 2013 and October 2015, separately. On January 1, 2012, the Group and Sincere Fame further entered into a supplemental loan agreement, which established the legal rights to offset the interests and amounts receivable or payable between the Group and Sincere Fame, and all the subsidiaries of the Group and Sincere Fame. The amounts are unsecured and bear interest at 7.3% and are repayable on demand. As of December 31, 2015 and 2016, the amount due from Sincere Fame and its subsidiaries represented nil and nil principal receivable, respectively, and RMB36,508 and RMB32,495 interest receivable, respectively. The interest receivables is non-interest bearing.

b)	The Group charged affiliates interest income of RMB12,170, RMB8,088 and nil for loans receivable for the years ended December 31, 2014, 2015, and 2016, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(16)	Commitments and Contingencies

(i) The Group has several non-cancelable operating leases, primarily for office premises.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum operating lease payments as of December 31, 2016 are:

Minimum Lease Payment
RMB
Year ending December 31:
2017	30,725
2018	18,935
2019	11,895
2020	6,634
2021	845
Total	69,034

Rental expenses incurred under operating leases for the years ended December 31, 2014, 2015 and 2016 amounted to RMB27,455, RMB36,206 and RMB40,394, respectively.

(17)	Concentrations of Credit Risk

Concentration risks

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Year ended December 31,
	2014	% of sales	2015	% of sales	2016	% of sales
	RMB		RMB		RMB
PICC Property and Casualty Company Limited ("PICC")	442,608	20.6%	676,939	23.9%	1,247,860	26.5%
Huaxia Life Insurance Comapny Limited ("Huaxia")	*	*	*	*	517,759	11.0%
China Pacific Property Insurance Co., Ltd. ("CPIC")	255,655	11.9%	315,961	11.2%	487,705	10.4%
Ping An Property & Casualty Insurance Company of China, Ltd. ("Ping An").	294,228	13.7%	283,935	10.0%	*	*
	992,491	46.2%	1,276,835	45.1%	2,253,324	47.9%

* represented less than 10% of total net revenues as of the year.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2015	%	2016	%
	RMB		RMB
Huaxia	26,456	11.0%	101,749	20.2%
PICC.	53,851	22.3%	84,523	16.8%
Tianan Life Insurance Company Limited	*	*	75,750	15.1%
CPIC	28,947	12.0%	*	*
	109,254	45.3%	262,022	52.1%

* represented less than 10.0% of account receivables as of the year end.

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

In respect of the suspension of business cooperation with PICC (Note 22), the management has assessed the recoverability for the amounts due from PICC and concluded there is no significant deterioration of the credit risk for the receivable as of December 31, 2016 accordingly.

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

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(18)	Non-Cash Transactions

The Group entered into the following non-cash investing and financing activities:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Considerations payable in connection with acquisition of subsidiaries and additional interests in subsidiaries	4,685	34,310	—
Non-cash consideration in connection with acquisition of additional interests in a subsidiary (Note 3)	—	—	19,551
Subscription receivables from Employee Companies (Note 2(m) & Note 12)	257,491	—	—

(19)	Share-based Compensation

2012 Option

a.	2012 Options G

On March 12, 2012, the Company granted options ("2012 Options G") to its directors and employees to purchase up to 92,845,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a five-year service period from 2012 to 2016. The expiration date of the 2012 Options is March 12, 2022. The 2012 Options G had an exercise price of US$0.30 (RMB1.90) and an intrinsic value of US$0.04 (RMB0.26) per ordinary share, except for the 3,200,000 options granted to the two independent directors which had an exercise price of US$0.31 (RMB1.98) and an intrinsic value of US$0.03(RMB0.17) per ordinary share. The exercise price for Option G was later modified to US$0.001 (RMB0.006) and the number of shares are reduced by half with no incremental cost as a result of such option modification. The fair value of the options was determined by using the Black-Scholes option pricing model.

For the years ended December 31, 2014, 2015 and 2016, share-based compensation expenses of RMB22,200, RMB12,940 and RMB4,367 were recognized in connection with the 2012 Options G, respectively. During the year ended December 31, 2016, 2,068,000 shares of 2012 Options G had been exercised. During the years ended December 31, 2014, 2015 and 2016, 932,305, 114,250 and 10 shares of 2012 Options G, respectively, were forfeited due to employee resignations. No share-based compensation expense related to the forfeited options was recognized.

b.	2012 Options H

On March 12, 2012, the Company granted options ("2012 Options H") to its entrepreneurial agents and captains (non-employees) to purchase 3,800,000 ordinary shares of the Company, of which 3,000,000 and 800,000 options were granted to agents and captains respectively. Pursuant to the option agreements entered into between the Company and the option grantees, 40% ("Option H1"), 40% ("Option H2") and 20% ("Option H3") of the 3,000,000 award options granted to agents shall vest in May 31, 2014, 2015 and 2016 of each year respectively; and 40% ("Option H4"), 40% ("Option H5") and 20% ("Option H6") of the 800,000 award options granted to captains shall vest in May 31, 2013, 2014 and 2015 of each year respectively. The expiration date of the 2012 Options H is March 12, 2022. The 2012 Options H had an exercise price of US$0.30 (RMB1.90), which was later modified to US$0.001 (RMB0.006) and an intrinsic value of US$0.04 (RMB0.26) per ordinary share as of the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model and revaluated every balance sheet date until the options was vested.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

For the years ended December 31, 2014, 2015 and 2016, share-based compensation expenses of RMB1,289, RMB1,213 and RMB570 were recognized in connection with the 2012 Options H, respectively. During the year ended December 31, 2016, nil of 2012 Options H had been exercised. During the years ended December 31, 2013, 2014 and 2015, 898,740, 284,978 and 147,984 shares of 2012 Options H, respectively, were forfeited due to termination of agency contracts. No share-based compensation expense related to the forfeited options was recognized.

Prior to our 2012 Option, the company granted options its employees under 2009 Options and 2008 Options. The Options shall vest over a four-year period subject to the continuous employment of the option grantees and their key performance indicators ("KPI") results for the year 2009. The expiration date of the Options is March 31, 2015, which was later modified to December 31, 2017 with an incremental compensation cost of RMB6,700 charged for the period in which the modification occurred in December 2013.During the year ended December 31, 2016, 349,000 shares and 180,400 shares had been exercised for 2009 and 2008 Options respectively. No share-based compensation expense was recognized for the years ended December 31, 2014, 2015 and 2016.

For each of the three years ended December 31, 2014, 2015 and 2016, changes in the status of total outstanding options under 2012 Options, 2009 Options and 2008 Options, were as follows:

	Number of options	Weighted average exercise price in RMB	Aggregate Intrinsic Value RMB
Outstanding as of January 1, 2014	131,729,497	1.92	15,436
Exercised	(1,704,380)	2.09
Forfeited	(2,113,656)	1.92
Modification of the 2012 Options	(45,663,861)	1.90
Outstanding as of December 31, 2014	82,247,600	1.93	10,177
Exercised	(6,754,720)	1.92
Forfeited	(429,328)	1.93
Outstanding as of December 31, 2015	75,063,552	1.93	70,931
Exercised	(2,597,400)	1.95
Forfeited	(147,994)	1.90
Outstanding as of December 31, 2016	72,318,158	1.93	68,055
Exercisable as of December 31, 2016	72,318,158	1.93	68,055

As of December 31, 2016, all of the above options were fully vested.

The following table summarizes information about the Company’s share option plans for the years ended December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Weighted-average grant-date fair value per share of options granted	—	—	—
Total intrinsic value of options exercised	837	17,399	6,406
Total fair value of share options vested	44,912	38,178	13,631

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The following table summarizes information about the Company’s stock option plans as of December 31, 2016, excluding the InsCom options:

	Options outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise price in RMB	Options Exercisable
2012 Options G	37,770,812	5.25	0.006	37,770,812
2012 Options H	875,326	5.25	0.006	875,326
2009 Options	6,226,480	1.00	2.30	6,226,480
2008 Options	27,445,540	1.00	1.90	27,445,540
Total	72,318,158			72,318,158

InsCom Options

During the years ended December 31, 2012, 2013 and 2014, InsCom Holdings Limited ("InsCom"), a private subsidiary of the Group, issued three batches of the options to its entrepreneurial agents and the Group's employees ("Options"). There is no intrinsic value of the options as of the date of grant. As of the grant date of these options, the fair values of these Options were estimated to be of nominal values. The share-based compensation expenses related to the above Options was RMB109, nil and nil during the years ended December 31, 2014, 2015 and 2016, respectively. During the year ended December 31, 2016, all of the InsCom Options had been exercised when the Company purchased the remaining interest from the minority interest of InsCom. Details of the acquisition is described in Note 3.

(20)	Restricted Net Assets

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. As of December 31, 2015 and 2016, the Company had restricted net assets of RMB2,164,132 and RMB2,630,106 (including RMB78,847 and nil restricted share capital and statutory reserves of the VIEs), respectively, which were not eligible to be distributed. These amounts were comprised of the registered capital of the Company’s PRC subsidiaries and the statutory reserves disclosed in Note 14.

(21)	Segment Reporting

The Group operated three segments: (1) insurance agency business segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, (2) insurance brokerage business segment, which mainly consists of providing P&C and life insurance brokerage services to institutional clients, and (3) claims adjusting segment, which consists of providing pre-underwriting survey, claim adjusting, disposal of residual value, loading and unloading supervision and consulting services. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group's chief operating decision maker in deciding how to allocate resources and in assessing performance.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The following table shows the Group’s operations by business segment for the years ended December 31, 2014, 2015 and 2016. Other includes revenue and expenses that are not allocated to reportable segments and corporate related items.

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Net revenues
Agency	1,624,410	2,155,264	3,746,471	539,604
Brokerage	232,620	369,198	617,738	88,973
Claims Adjusting	292,981	303,846	336,413	48,454
Total net revenues	2,150,011	2,828,308	4,700,622	677,031
Operating costs and expenses
Agency	(1,486,871)	(1,969,329)	(3,667,004)	(528,158)
Brokerage	(197,017)	(319,124)	(595,232)	(85,731)
Claims Adjusting	(275,539)	(292,613)	(306,804)	(44,189)
Other	(159,685)	(168,720)	(117,542)	(16,930)
Total operating costs and expenses	(2,119,112)	(2,749,786)	(4,686,582)	(675,008)
Income (loss) from operations
Agency	137,539	185,935	79,467	11,446
Brokerage	35,603	50,074	22,506	3,242
Claims Adjusting	17,442	11,233	29,609	4,265
Other	(159,685)	(168,720)	(117,542)	(16,930)
Total income from operations	30,899	78,522	14,040	2,023

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Segment assets
Agency	454,803	2,245,121	323,365
Brokerage	160,286	13,041	1,878
Claims Adjusting	226,121	256,004	36,872
Other	3,173,218	1,724,402	248,365
Total assets	4,014,428	4,238,568	610,480

Substantially all of the Group’s revenues for the three years ended December 31, 2014, 2015 and 2016 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.

The acquisition of intangible asset in 2016 is related to agency segment.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(22)	Subsequent events

(a) On March 6, 2017, the Company announced that its subsidiaries were notified verbally by PICC's local branches on March 1, 2017 that PICC was temporarily suspending its business cooperation with the Group on areas in P&C of agency segment, P&C of brokerage segment and claims adjusting segment because certain of PICC’s senior management members was being investigated by the PRC government.

During the year ended December 31, 2016, the Group derived 26.5% of its total revenues from PICC. As of December 31, 2016, the Group has approximately 16.8% of account receivables due from PICC.

(b) On March 6, 2017, a cash dividend policy approved by its Board of Directors on February 28, 2017, was announced by the Company, which provides for an annual cash dividend to shareholders of no less than 30% of the Company's net income attributable to shareholders in the previous fiscal year. The Company expects to declare the first annual cash dividend out of share premium account after the release of its annual report.

(c) On April 6, 2017, the Company announced that it entered into a share purchase agreement with Fosun Industrial Holdings Limited (“Fosun”), a wholly owned subsidiary of Fosun International Limited (00656.HK) for a private placement of 66,000,000 ordinary shares (equivalent to 3,300,000 ADS) of the Company, at purchase price of US$0.44185 per ordinary share equivalent to US$8.837 per ADS), for a total investment of US$29,162.1. The purchase price represents the average closing price of the past 20 trading days prior to the signing of the share purchase agreement between Fosun and the Company on March 29, 2017. Fosun holds 5.3% of the equity interests in the Company post-closing and its purchased shares are subject to a contractual one-year lock-up.

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

Balance Sheets

(In thousands, except for shares and per share data)

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	5,349	10,746	1,548
Other receivables and amounts due from subsidiaries and affiliates	1,607,924	1,742,796	251,014
Total current assets	1,613,273	1,753,542	252,562
Non-current assets:
Investment in subsidiaries	1,736,488	1,571,844	226,393
Total assets	3,349,761	3,325,386	478,955

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables	4,602	8,108	1,168
Amounts due to subsidiaries	27,729	30,426	4,382
Total liabilities	32,331	38,534	5,550
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 1,155,059,526 and 1,165,072,926 as of December 31, 2015 and 2016, respectively)	8,592	8,658	1,247
Additional paid-in capital	2,454,244	2,301,655	331,507
Retained earnings	1,173,471	1,330,518	191,634
Accumulated other comprehensive loss	(50,048)	(65,844)	(9,483)
Subscription receivables	(268,829)	(288,135)	(41,500)
Total shareholders’ equity	3,317,430	3,286,852	473,405
Total liabilities and shareholders' equity	3,349,761	3,325,386	478,955

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY—(Continued)

Statements of Income and Comprehensive Income

(In thousands)

	Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
General and administrative expenses	(31,191)	(19,839)	(9,938)	(1,433)
Interest income	12,464	15,913	8,271	1,191
Equity in earnings of subsidiaries	180,487	214,012	158,714	22,860
Net income	161,760	210,086	157,047	22,618
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	6,008	6,153	2,177	314
Changes in fair value of short term investments	—	—	632	91
Share of other comprehensive income (loss) of affiliates, net of tax	—	37,567	(37,911)	(5,460)
Comprehensive income attributable to the Company's shareholders	167,768	253,806	121,945	17,563

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY—(Continued)

Statements of Shareholders’ Equity

(In thousands, except for shares)

	Share Capital		Additional Paid-in	Treasury Stock			Accumulated Other
	Number of Share	Amounts	Capital	Number of Share	Amounts	Retained Earnings	Comprehensive Income	Subscription Receivables	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014	998,861,526	7,624	2,329,962	—	—	801,625	(111,114)	—	3,028,097
Net income	—	—	—	—	—	161,760	—	—	161,760
Issue new shares to employees	150,000,000	928	256,563	—	—	—	—	(257,491)	—
Foreign currency translation	—	—	—	—	—	—	6,008	—	6,008
Exercise of share options	1,704,380	11	3,172	—	—	—	—	—	3,183
Share-based compensation	—	—	23,598	—	—	—	—	—	23,598
Other	—	—	(11,894)	—	—	—	—	—	(11,894)
Balance as of December 31, 2014	1,150,565,906	8,563	2,601,401	—	—	963,385	(105,106)	(257,491)	3,210,752
Net income	—	—	—	—	—	210,086	—	—	210,086
Foreign currency translation	—	—	—	—	—	—	17,491	(11,338)	6,153
Repurchase of ordinary shares	—	—	—	(2,261,100)	(6,276)	—	—	—	(6,276)
Exercise of share options	4,493,620	29	(4,787)	2,261,100	6,276	—	—	—	1,518
Share-based compensation	—	—	17,653	—	—	—	—	—	17,653
Acquisition of additional interest in a subsidiary	—	—	(160,023)	—	—	—	—	—	(160,023)
Share of other comprehensive income in affiliates	—	—	—	—	—	—	37,567	—	37,567
Balance as of December 31, 2015	1,155,059,526	8,592	2,454,244	—	—	1,173,471	(50,048)	(268,829)	3,317,430
Net income	—	—	—	—	—	157,047	—	—	157,047
Foreign currency translation	—	—	—	—	—	—	21,483	(19,306)	2,177
Exercise of share options	2,597,400	17	1,127	—	—	—	—	—	1,144
Share-based compensation	—	—	4,937	—	—	—	—	—	4,937
Acquisition of additional interest in a subsidiary	7,416,000	49	(174,779)	—	—	—	—	—	(174,730)
Disposal of subsidiaries	—	—	16,126	—	—	—	—	—	16,126
Changes in fair value of short term investments	—	—	—	—	—	—	632	—	632
Share of other comprehensive income in affiliates	—	—	—	—	—	—	(37,911)	—	(37,911)

Balance as of December 31, 2016	1,165,072,926	8,658	2,301,655	—	—	1,330,518	(65,844)	(288,135)	3,286,852
Balance as of December 31, 2016 in US$		1,247	331,507		—	191,634	(9,483)	(41,500)	473,405

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY—(Continued)

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	161,760	210,086	157,047	22,618
Adjustments to reconcile net income to net cash generated from (used in) operating activities:
Equity in earnings of subsidiaries	(180,487)	(214,012)	(158,714)	(22,860)
Compensation expenses associated with stock options	23,598	17,653	4,937	711
Changes in operating assets and liabilities:
Other receivables	39,810	(67,925)	(9,290)	(1,338)
Other payables	(42,379)	1,879	3,506	506
Net cash generated from (used in) operating activities	2,302	(52,319)	(2,514)	(363)
Cash flows (used in) generated from investing activities
Decrease in investment in subsidiaries	29,853	55,363	127,475	18,361
Advances to subsidiaries and affiliates	(43,110)	(8,797)	(122,885)	(17,699)
Net cash (used in) generated from investing activities	(13,257)	46,566	4,590	662
Cash flows generated from (used in ) financing activities:
Proceeds on exercise of stock options	3,183	1,518	1,144	165
Repurchase ordinary shares	—	(6,276)	—	—
Net cash generated from (used in) financing activities	3,183	(4,758)	1,144	165
Net (decrease) increase in cash and cash equivalents	(7,772)	(10,511)	3,220	464
Cash and cash equivalents at beginning of year	11,471	9,707	5,349	770
Effect of exchange rate changes on cash and cash equivalents	6,008	6,153	2,177	314
Cash and cash equivalents at end of year	9,707	5,349	10,746	1,548

FANHUA INC.

Note to Schedule 1

(In thousands, except for shares)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2016, RMB2,630,106 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company have been presented for the years ended December 31, 2015 and 2016.

