Form 20-F
period 2017-12-31
FANHUA INC.
filed 2018-04-20
CIK 1413855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017.
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

1,300,191,084 ordinary shares, par value US$0.001 per share as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒  No ☐

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Yes ☐  No ☐

INTRODUCTION

In this annual report, unless the context otherwise requires:

•	“we,” “us,” “our company,” “our” or “Fanhua” refer to Fanhua Inc., formerly known as CNinsure Inc., its subsidiaries and our consolidated affiliated entities, if applicable;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Taiwan, Hong Kong and Macau;

•	“provinces” of China refers to the 22 provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing), the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi);

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents 20 ordinary shares;

•	all references to “RMB” or “Renminbi” are to the legal currency of China, all references to “US$” and “U.S. dollars” are to the legal currency of the United States and all references to “HK$” and “HK dollars” are to the legal currency of the Hong Kong Special Administrative Region; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

In November 2017, we disposed of Fanhua Bocheng Insurance Brokerage Co., Ltd., or Bocheng, which is the primary operating entity of our insurance brokerage segment. Accordingly, the insurance brokerage segment was accounted as discontinued operations. Consolidated statements of operations for the years ended 2013, 2014, 2015 and 2016 have been restated to conform to the current presentation.

The following selected consolidated statements of income data for the years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of income data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheets data as of December 31, 2013, 2014 and 2015 have been derived from our consolidated financial statements, which are not included in this annual report.

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

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except shares, per share and per ADS data)
Consolidated Statements of Income Data
Net revenues:
Agency	1,418,512	1,624,410	2,155,264	3,746,471	3,780,217	581,008
Life insurance business	199,421	197,208	319,916	990,541	2,424,444	372,630
P&C insurance business	1,219,091	1,427,202	1,835,348	2,755,930	1,355,773	208,378
Claims adjusting	261,206	292,981	303,846	336,413	308,256	47,378
Others	13,888	—	—	—	—	—
Total net revenues	1,693,606	1,917,391	2,459,110	4,082,884	4,088,473	628,386
Operating costs and expenses:
Agency	(1,094,843)	(1,261,887)	(1,675,262)	(2,906,791)	(2,864,882)	(440,324)
Life insurance business	(138,982)	(129,357)	(205,313)	(673,230)	(1,636,340)	(251,501)
P&C insurance business	(955,861)	(1,132,530)	(1,469,949)	(2,233,561)	(1,228,542)	(188,823)
Claims adjusting	(142,245)	(167,676)	(181,370)	(199,810)	(194,525)	(29,898)
Others	(8,933)	—	—	—	—	—
Total operating costs	(1,246,021)	(1,429,564)	(1,856,632)	(3,106,601)	(3,059,407)	(470,222)
Selling expenses	(95,990)	(105,169)	(125,041)	(502,802)	(221,785)	(34,088)
General and administrative expenses(1)	(343,308)	(387,362)	(448,989)	(481,947)	(534,145)	(82,096)
Total operating costs and expenses	(1,685,319)	(1,922,095)	(2,430,662)	(4,091,350)	(3,815,337)	(586,406)
Income (loss) from continuing operations	8,287	(4,704)	28,448	(8,466)	273,136	41,980
Other income, net:
Investment income	8,886	44,240	65,624	115,275	191,784	29,477
Interest income	84,214	82,216	57,206	6,901	25,891	3,980
Others, net	(4,601)	2,030	20,964	10,341	14,284	2,195
Income from continuing operations before income taxes, share of income of affiliates and discontinued operations	96,786	123,782	172,242	124,051	505,095	77,632
Income tax expense	(26,924)	(23,637)	(25,553)	(27,249)	(167,803)	(25,791)
Share of income of affiliates	20,621	30,649	26,924	48,293	108,944	16,744

Net income from continuing operations	90,483	130,794	173,613	145,095	446,236	68,585
Net income from discontinued operations, net of tax	9,501	35,286	41,868	22,543	5,480	842
Net income	99,984	166,080	215,481	167,638	451,716	69,427

Less: Net income attributable to the noncontrolling interests	4,341	4,320	5,395	10,591	2,488	382
Net income attributable to the Company’s shareholders	95,643	161,760	210,086	157,047	449,228	69,045
Net income per share:
Basic:
Net income from continuing operation	0.09	0.13	0.14	0.12	0.36	0.06
Net income from discontinued operation	0.01	0.03	0.04	0.02	0.00	0.00
Net income	0.10	0.16	0.18	0.14	0.36	0.06
Diluted:
Net income from continuing operation	0.09	0.13	0.14	0.11	0.36	0.06
Net income from discontinued operation	0.01	0.03	0.03	0.02	0.00	0.00
Net income	0.10	0.16	0.17	0.13	0.36	0.06
Net income per ADS:
Basic:
Net income from continuing operation	1.81	2.60	2.92	2.32	7.20	1.11
Net income from discontinued operation	0.11	0.62	0.73	0.39	0.09	0.02
Net income	1.92	3.22	3.65	2.71	7.29	1.13
Diluted:
Net income from continuing operation	1.81	2.58	2.79	2.23	7.20	1.11
Net income from discontinued operation	0.10	0.61	0.70	0.37	0.09	0.02
Net income	1.91	3.19	3.49	2.60	7.29	1.13
Shares used in calculating net income per share:
Basic	998,861,526	1,005,842,212	1,151,705,374	1,160,592,325	1,231,698,725	1,231,698,725
Diluted	1,000,570,018	1,012,591,387	1,203,323,521	1,208,821,796	1,261,223,049	1,261,223,049

_________________________

(1)	Including share-based compensation expenses of RMB45.3 million, RMB23.6 million, RMB17.7 million, RMB4.9 million and nil for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,284,847	2,099,468	1,115,172	236,952	363,746	55,907
Total current assets	3,177,801	3,301,726	3,513,061	3,694,564	4,132,527	635,158
Total assets	3,560,730	3,748,486	4,014,428	4,238,568	4,737,742	728,178
Total current liabilities	339,425	335,440	488,448	747,119	661,860	101,725
Total liabilities	413,968	414,226	580,859	834,474	749,349	115,172
Noncontrolling interests	118,665	123,508	116,139	117,242	111,342	17,113
Total equity	3,146,762	3,334,260	3,433,569	3,404,094	3,988,393	613,006
Total liabilities and shareholders’ equity	3,560,730	3,748,486	4,014,428	4,238,568	4,737,742	728,178

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB 6.5063 to US$1.00, the noon buying rate in effect as of December 29, 2017 in The City of New York for cable transfers of RMB, as set forth in H.10 weekly statistical release of the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 13, 2018, the noon buying rate was RMB6.2725 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	Noon Buying Rate
	(RMB per US$1.00)
Period	Period End	Average(1)	Low	High

2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 13)	6.2725	6.2889	6.3045	6.2655

_____________________________

Source: H.10 weekly statistical release of the Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Our Industry

If and when our contracts with insurance companies are suspended or changed, our business and operating results will be materially and adversely affected.

We primarily act as agents for insurance companies in distributing their products to retail customers. We also provide claims adjusting services principally to insurance companies. Our relationships with the insurance companies are governed by agreements between us and the insurance companies. We have entered into strategic partnership agreements with most of our major insurance company partners for the distribution of life, property and casualty insurance products and the provision of claims adjusting services at the corporate headquarters level. While this approach allows us to obtain more favorable terms from insurance companies by combining the sales volumes and service fees of our affiliated insurance agencies and claims adjusting firms, it also means that the termination of a major contract could have a material adverse effect on our business. Under the framework of the headquarter-to-headquarter agreements, our affiliated insurance agencies and claims adjusting firms generally also enter into contracts at a local level with the respective provincial, city and district branches of the insurance companies. Generally, each branch of these insurance companies has independent authority to enter into contracts with our affiliated insurance agencies and claims adjusting firms, and the termination of a contract with one branch has no significant effect on our contracts with the other branches. See “Item 4. Information on the Company — B. Business Overview — Insurance Company Partners.” These contracts establish, among other things, the scope of our authority, the pricing of the insurance products we distribute and our fee rates. These contracts typically have a term of one year and certain contracts can be terminated by the insurance companies with little advance notice. Moreover, before or upon expiration of a contract, the insurance company that is a party to that contract may agree to renew it only with changes in material terms, including the amount of commissions and fees we receive, which could reduce our revenues from that contract.

For the year ended December 31, 2017, our top five insurance company partners were Huaxia Life Insurance Co., Ltd., or Huaxia, Tian'an Life Insurance Co., Ltd., or Tian'an, China Pacific Property Insurance Co., Ltd., or CPIC, Ping An Property & Casualty Insurance Company of China, Ltd., or Ping An and PICC Property and Casualty Company Limited, or PICC P&C. Among these top five partners, each of Huaxia and Tian'an accounted for more than 10% of our total net revenues individually in 2017, with Huaxia accounting for 24.2% and Tian'an for 22.3%.

On March 1, 2017, our subsidiaries were notified verbally by PICC P&C's local branches that PICC P&C was temporary suspending its business cooperation with us on areas such as insurance agency, brokerage and claims adjustment because certain of PICC P&C’s senior management members were being investigated by the government. We have resumed our business cooperation with PICC P&C in certain regions during the fourth quarter of 2017 and have resumed the settlement of the account receivables from PICC P&C. Part of PICC P&C related receivables were transferred to the buyer at the time of the disposal of the P&C entities. For further information on this disposal, please see “Item 4. – Information on the Company – C. Organizational Structure – Recent Principal Changes in Corporate Structure ”.

If our investments in our mobile and online platforms are not successful, our business and results of operations may be materially and adversely affected.

We have devoted significant efforts to developing and managing our mobile and online platforms. On January 1, 2012, we launched Baowang (www.baoxian.com), an online insurance platform which allows customers to search for and purchase a wide range of insurance products, including travel insurance, accident insurance and homeowner insurance from various insurance carriers. In October 2012, we launched CNpad Auto, the mobile workstation of our proprietary sales support system, which enables sales agents to help their clients compare prices, policy benefits and services from different insurance carriers’ auto insurance policies, and to apply for and complete the purchase of the policy that best suits their clients’ needs anywhere and anytime. In August 2014, we unveiled eHuzhu (www.ehuzhu.com), an online non-profit mutual aid platform that provides low-cost risk-protection programs on a mutual aid basis among program members. In August 2014, we also rolled out Chetong.net (www.chetong.net), an online-to-offline public service platform for the insurance industry that integrates claims adjustment and auto service resources from around the country to provide claims services such as damage assessment and loss estimations. In 2015, we sold approximately 80% of the equity interests in the operating entity of Chetong.net to its management and employees. In September 2017, we launched Lan Zhanggui, an internet-based all-in-one platform which integrates several of our existing online platforms and allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices. In the next few years, we intend to continue to devote significant resources to improving the technology and content of our existing online and mobile initiatives. However, our efforts to develop our mobile and online platforms may not be successful or yield the benefits that we anticipate. In addition, our expansion may depend on a number of factors, many of which are beyond our control, including but not limited to:

•	the effectiveness of our marketing campaigns to build brand recognition among consumers and our ability to attract and retain customers;

•	the acceptance of third-party e-commerce platforms as an effective channel for underwriters to distribute their insurance products;

•	the acceptance of CNpad Auto and Lan Zhanggui as effective tools for sales agents;

•	public concerns over security of e-commerce transactions and confidentiality of information;

•	increased competition from insurance companies which directly sell insurance products through their own websites, call centers, portal websites which provide insurance product information and links to insurance companies’ websites, and other professional insurance intermediary companies which may launch independent websites in the future;

•	further improvement in our information technology system designed to facilitate smoother online transactions; and

•	further development and changes in applicable rules and regulations which may increase our operating costs and expenses, impede the execution of our business plan or change the competitive landscape.

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

We operate in a highly regulated industry. The laws and regulations applicable to us are evolving and may change rapidly. We could be required to spend significant time and resources in complying with any material changes in the regulatory environment, which could change the competitive environment of our industry significantly and cause us to lose some or all of our competitive advantages. The attention of our management team could be diverted to these efforts to comply or cope with an evolving regulatory or competitive environment. For example, the PRC Insurance Law and related regulations were amended in 2002, 2009, 2014 and 2015. The 2015 amendments involved a number of significant changes to the regulatory regime, including eliminating the requirement for any insurance agent, broker or claims adjusting practitioners to obtain a qualification certificate issued by the CIRC. The elimination of the certificate requirement may result in an increase in competition for our business and in misconduct by sales or service persons, in particularly sales misrepresentation. In addition, the general increase misconduct in the industry could potentially harm the reputation of the industry and have an adverse impact on our business.

On March 13, 2018, CIRC and CBRC were merged to form the Chinese Banking and Insurance Regulatory Committee (“CBIRC”). This new organization replaced the CIRC as the regulatory authority for the supervision of the Chinese insurance industry. There is uncertainty as to how the regulatory environment might change as a result of the merger. If we fail to adapt to new rules and regulations promulgated by the CBIRC, it could adversely affect our business and results of operations.

The CBIRC and its predecessor have extensive authority to supervise and regulate the insurance industry in China. In exercising its authority, the CIRC and CBIRC are given wide discretion, and the administration, interpretation and enforcement of the laws and regulations applicable to us involve uncertainties that could materially and adversely affect our business and results of operations. The People’s Bank of China and other government agencies may promulgate new rules governing online financial services. In July 2015, ten government agencies including the People’s Bank of China, the Ministry of Finance and CIRC promulgated a guidance letter on how to promote the healthy growth of internet financial services, which set forth the principles of supervising based on the rule of law, appropriate level of regulation, proper categorization, cooperation among different government agencies and promoting innovation. Not only may the laws and regulations applicable to us change rapidly, but it is sometimes unclear how they apply to our business. For example, the laws and regulations applicable to our online and mobile platforms may be unclear. Errors created by our products or services may be determined or alleged to be in violation of the applicable laws and regulations. Any failure of our products or services to comply with these laws and regulations could result in substantial civil or criminal liability; could adversely affect demand for our services; could invalidate all or portions of some of our customer contracts; could require us to change or terminate some portions of our business; could require us to refund portions of our services fees; could cause us to be disqualified from serving customers; and could have a material and adverse effect on our business.

Although we have not had any material violations to date, we cannot assure you that our operations will always comply with the interpretation and enforcement of the laws and regulations implemented by the CBIRC. Any determination by a provincial or national government agency that our activities or those of our vendors or customers violate any of these laws could subject us to civil or criminal penalties, could require us to change or terminate some portions of our operations or business, or could disqualify us from providing services to insurance companies or other customers; and, thus could have an adverse effect on our business.

Our business could be negatively impacted if we are unable to adapt our services to regulatory changes in China.

China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry. For example, both the Provisions on the Supervision of Professional Insurance Agencies and the Provisions on the Supervision of Insurance Brokerages were amended in December 2015. Pursuant to these amendments, an insurance agency or brokerage firm is allowed to apply for a business permit from the CIRC and a business license from the local administration of industry and commerce, or AIC, simultaneously while previously an insurance agency or brokerage firm had to obtain a business permit issued by the CIRC before it could apply for a business license from and register with the relevant local AIC. Prior approval by the CIRC is no longer required for an insurance agency or brokerage firm to establish or divest a branch office or subsidiary. In addition, pursuant to the amendment to the Provisions on the Supervision of Insurance Claims Adjusting Firms, insurance claim adjusting firms are no longer required to have a minimum registered capital of RMB2 million. See “Item 4. Information on the Company — B. Business Overview — Regulation.” While these changes may enable us to expand our branches more rapidly, it may also accelerate the growth of professional insurance intermediaries in China and intensify competition among insurance agencies, insurance brokerage firms and claims adjusting firms. Our business operations and growth outlook could be materially and adversely affected if we cannot adapt our business to the regulatory and industry changes.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates, which could adversely affect our growth.

We may pursue acquisition of companies that can complement our existing business, diversify our product offerings and improve our customers’ experience in the future. However, there is no assurance that we can successfully identify suitable acquisition candidates. Even if we identify suitable candidates, we may not be able to complete an acquisition on terms that are commercially acceptable to us. Our competitors may be able to outbid us for these acquisition targets. If we are unable to complete acquisitions, our growth strategy may be impeded and our earnings or revenue growth may be negatively affected.

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

We are engaged in the life insurance, property and casualty insurance and claims adjusting businesses and derive revenues primarily from commissions and fees paid by the insurance companies whose policies our customers purchase and to whom we provide claims adjusting services. The commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge or the amount recovered from insurance companies. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies. These factors, which are not within our control, include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products such as government benefits and self-insurance plans, as well as the tax deductibility of commissions and fees and the consumers themselves. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by CIRC.

In October 2017 we started to implement a platform business model for auto insurance business. See “Item 4. Business Overview — Insurance Aggregator Site Partners” for a more detailed description of the platform business model. We derived a portion of the revenues from platform fees paid by businesses which distribute auto insurance products through our CNpad-based insurance aggregating platform. The platform fee rates are set at a certain percentage based on the insurance premiums transacted over CNpad. The fee rates can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect the third party aggregator sites which are not within our control.

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

Our commission and fee revenue is subject to both quarterly and annual fluctuations as a result of the seasonality of our business, the timing of policy renewals and the net effect of new and lost business. During any given year, our commission and fee revenue derived from distribution of property and casualty insurance products is highest during the fourth quarter and is lowest during the first quarter. Life insurance commission revenue is the highest in the first quarter and lowest in the fourth quarter of any given year as much of the Jumpstart Sales activities of life insurance companies occurs in January and February during which life insurance companies would increase their sales efforts by offering more incentives for insurance agents and insurance intermediaries to increase sales, while the preparation for the Jumpstart Sales starts in the fourth quarter of each year. The factors that cause the quarterly and annual variations are not within our control. Specifically, consumer demand for insurance products can influence the timing of renewals, new business and lost business, which generally includes policies that are not renewed, and cancellations. As a result, you may not be able to rely on quarterly or annual comparisons of our operating results as an indication of our future performance.

Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.

We currently operate through our wholly-owned or majority-owned insurance agencies and claims adjusting firms located in 30 provinces in China. These companies report their results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of negative business developments such as losses of relationships with insurance companies, regulatory inquiries or any other negative events, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

Our future success depends on the continuing efforts of our senior management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team and other key personnel, in particular, Mr. Chunlin Wang, or Mr. Wang, our chairman of the board of directors and chief executive officer, and Mr. Peng Ge, or, Mr. Ge, our chief financial officer. If one or more of our senior executives or other key personnel, are unable or unwilling to continue in their present positions, we may not be able to replace them easily, or at all. As such, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel in our industry is intense because of a number of factors including the limited pool of qualified candidates. We may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. As is customary in the PRC, we do not have insurance coverage for the loss of our senior management team or other key personnel.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. See “Item 15. Controls and Procedures.” However, there is no assurance that we will be able to maintain effective internal controls over financial reporting in the future. If we fail to do so, we may not be able to produce reliable financial reports and prevent fraud. Moreover, if we are not able to conclude that we have effective internal controls over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

When we acquire a business, the amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the fair value of purchase price and any controlling interest over the net identifiable tangible assets acquired. As of December 31, 2017, goodwill represented RMB109.9 million (US$16.9 million), or 2.8% of our total shareholders’ equity, and other net intangible assets represented RMB17.2 million (US$2.6 million), or 0.4% of our total shareholders’ equity. Our management performs impairment assessment annually and we did not recognize any impairment loss between 2013 and 2017. Under current accounting standards, if we determine that goodwill or intangible assets are impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. As we implement our growth strategy through acquisitions, goodwill and intangible assets may comprise an increasingly larger percentage of our shareholders’ equity. As such, any write-down related to such goodwill and intangible assets may adversely and materially affect our shareholders’ equity and financial results.

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

If our direct ownership of our online platforms is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the CIRC, will have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries;

•	restricting or prohibiting any related-party transactions among our PRC subsidiaries;

•	imposing fines or other requirements with which we, our PRC subsidiaries may not be able to comply;

•	requiring us, our PRC subsidiaries to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting us from providing additional funding for our business and operations in China.

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

Any loans we make to any of our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), namely, Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd., or Zhonglian Enterprise, and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., or Xinlian Information, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK$300 million (US$38.4 million) in foreign debts as of March 31, 2018. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

Any loans we make to any of our indirectly-held PRC subsidiaries (those PRC subsidiaries which we hold indirectly through Zhonglian Enterprise and Xinlian Information), all of which are treated as PRC domestic companies rather than foreign-invested enterprises under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, medium- and long-term international commercial loans to PRC domestic companies are subject to approval by the National Development and Reform Commission. Short-term international commercial loans to PRC domestic companies are subject to the balance control system effected by the SAFE. Due to the above restrictions, we are not likely to make loans to any of our indirectly-held PRC subsidiaries.

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

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years or so, growth has been uneven across different regions and among various economic sectors of China. Economic growth in China has been slowing in the past few years and dropped to 6.9% for 2017, according to data released by the PRC government in January 2018. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. However, these measures may not be successful in transforming the Chinese economy or spurring growth. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

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

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. In addition, each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of its board. These reserves are not distributable as cash dividends. As of December 31, 2017, the total retained earnings of our PRC subsidiaries available for dividend distributions were RMB2.2 billion (US$339.7 million). Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

As of March 31, 2018, our executive officers, directors and principal shareholders beneficially owned approximately 42.8% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other noncontrolling shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries in China. Most of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside China upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and some or all of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or our officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state. Our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. It is also uncertain whether the Cayman Islands or PRC courts would entertain or be competent to hear original actions brought in the Cayman Islands or the PRC against us or our officers and directors predicated upon the securities laws of the United States or any state.

Our corporate affairs are governed by our amended and restated memorandum and articles of association as amended and restated from time to time and by the Companies Law (2018 Revision) (hereinafter, the "Cayman Companies Law") and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by noncontrolling shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, because Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action specific to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

You may have to rely primarily on price appreciation of our ADSs for any return on your investment.

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Although our board of directors has announced a policy to declare and pay dividends on a quarterly basis, the amount and form of future dividends will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend primarily upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We believe we were a passive foreign investment company for the taxable year ended December 31, 2017, which generally will subject United States Holders of our ADSs or ordinary shares to special and adverse tax rules.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2017. In addition, we believe that it is likely that one or more of our subsidiaries were also PFICs for such year. A non-United States corporation will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Unless the market price of our ADSs increases or we reduce the amount of cash, short term investments and other passive assets we hold sufficiently from current levels, we are likely to remain a PFIC for future taxable years.

Because we believe we were a PFIC for the taxable year ended December 31, 2017, United States Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) of our ADSs or ordinary shares generally will be subject to special and adverse tax rules with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

On October 31, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “CISG.” We and certain selling shareholders of our company, completed the initial public offering of 13,526,773 ADSs, each representing 20 ordinary shares, on November 5, 2007.

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

In April 2017, we issued and sold 66,000,000 ordinary shares to Fosun Industrial Holdings Limited for a total purchase price of US$29,162,100. Fosun held 5.34% of the total outstanding ordinary shares of the company at the time of the share issuance post-closing and its purchased shares were subject to a one-year lock-up.

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

In October 2017, as part of our transition towards the fee-based platform model, we entered into a share purchase agreement with Beijing Cheche Technology Co., Ltd., or Cheche, which operates an online auto insurance platform. Under this agreement, we sold the equity interests in Fanhua Times Sales & Service Co., Ltd., 17 other P&C insurance agencies and one insurance brokerage firm, to Cheche. For further information on this transaction, please see “Item 4. – Information on the Company – C. Organizational Structure – Recent Principal Changes in Corporate Structure ”. In November 2017, we disposed of Bocheng, the operating entity of our insurance brokerage business to a third party.

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

In order to better serve our customers’ needs for diversified and comprehensive financial services, we have made investments in complementary business areas, such as consumer finance and wealth management, to leverage our existing sales network, customer resources and operating platform. In October 2009, we acquired 20.6% equity interest in Sincere Fame International Limited, or Sincere Fame, which owns 100% of the equity interests in China Financial Services Group Limited, or CFSG, a consumer financial services provider. In November 2010, we formed a joint venture, named Fanhua Puyi Investment Management Co., Ltd., or Puyi Investment, (which we later renamed as Fanhua Puyi Fund Sales Co. Ltd., or Puyi Fund Sales, after obtaining the license to distribute mutual funds in March 2013) in which we beneficially own 15.4% of the equity interests. In November 2016, Puyi Fund Sales issued and sold new shares to its management and key employees. As a result, our equity interests in Puyi Fund Sales were diluted from 19.5% to 15.4%.

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

We distribute insurance products to customers primarily through our sales agents, and provide claims adjustment services through our claims adjustors. With 579,348 sales agents, 1,253 claims adjustors and 683 sales and service outlets as of March 31, 2018, our distribution and service network reaches 30 out of 31 provinces in China, including some of the most economically developed regions and affluent cities.

Technological developments and the growth of mobile internet access have significantly changed the way we operate our business.

We operate several online platforms, which we define as websites and Internet-enabled applications that aggregate insurance product offerings from various insurance companies:

•	CNpad Auto - internet-based application for our sales agents, through which they can access and purchase auto insurance products from multiple insurance companies on their mobile devices for their clients. CNpad Auto had 418,342 activated accounts as of March 31, 2018.

•	Baowang (www.baoxian.com) - an online insurance platform that allows customers to directly compare and shop for hundreds of accident, health, travel and homeowner insurance products from dozens of insurance companies online. As of March 31, 2018, Baowang has over 1.6 million registered members.

•	Lan Zhanggui - an internet-based all-in-one application which integrates our existing online platforms and allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance, and standard health insurance products from multiple insurance companies, through one integrated account on mobile devices. As of March 31, 2018, Lan Zhanggui has over 579,348 registered users.

•	eHuzhu (www.ehuzhu.com) - an online non-profit mutual aid platform that provides low-cost alternative risk-protection programs on a mutual aid basis among program members. eHuzhu primarily offers programs that cover mutual aid for cancer for three different age groups and accidental death. When a member signs up for a program offered by eHuzhu, he or she agrees to provide financial aid to and is entitled to receive financial aid from other program members in case of any claims covered under such program. The amount of financial aid that each member can claim is up to RMB300,000, with the maximum contribution from each member limited to RMB3 for each valid claim. As of March 31, 2018, eHuzhu has attracted over 3.1million registered members.

As of March 31, 2018, we had one e-commerce insurance platform and one online mutual aid platform, and 12 insurance intermediary companies in the PRC, of which nine were insurance agencies including two with national operating licenses and three were insurance claims adjusting firms. We also own (i) 20.6% of the equity interests in Sincere Fame International Limited, a financial service company which is primarily engaged in the origination and management of small loans made to individuals, loan repackaging and mortgage agency services to individuals, (ii) 15.4% of the equity interests in Fanhua Puyi Fund Sales Co., Ltd., a wealth management service company, and (iii) 8.9% of the equity interests in Shenzhen Chetong Network Co., Ltd., an online insurance claims services provider.

The professional insurance intermediary sector in China is still at its early stage of development. We believe this offers substantial opportunities for further growth. The proliferation of internet access also presents us with lots of opportunities to improve our operation efficiency and directly reach out to a much broader customer base. We intend to take advantage of these opportunities to increase our market share by aggressively expanding our sales force and offline distribution and service network, broadening our product portfolio and developing our online platforms,.

Segment Information

As of December 31, 2016, we operated three segments: (1) the insurance agency segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, (2) the insurance brokerage segment, which mainly consists of providing P&C and life insurance brokerage services to institutional clients, and (3) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services. However, these three segments were reduced to two in 2017 due to the disposal of the brokerage segment and we retained only the insurance agency segment and claims adjusting segment as of December 31, 2017.

Insurance Agency Segment

Our insurance agency segment accounted for 87.6%, 91.8% and 92.5% of our net revenues from continuing operations in 2015, 2016 and 2017, respectively. Revenue from this segment is derived from two broad categories of insurance products: (i) property and casualty insurance products, and (ii) life insurance products, both primarily focused on meeting the insurance needs of individuals.

Life Insurance Products

We expect the sale of life insurance products to be the major source of our revenue in the next several years. The life insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below:

•	Individual Health Insurance. The individual health insurance products we distribute primarily consist of critical illness insurance products, which provide guaranteed benefits for specified serious illnesses and medical insurance, which provides conditional reimbursement for medical expenses during the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period.

•	Individual Endowment Life Insurance. The individual endowment products we distribute generally provide insurance coverage for the insured for a specified time period and maturity benefits if the insured reaches a specified age. The individual endowment products we distribute also provide to a beneficiary designated by the insured guaranteed benefits upon the death of the insured within the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period, generally ranging from five to 25 years.

•	Individual Annuity. The individual annuity products we distribute generally provide annual benefit payments after the insured attains a certain age, or for a fixed time period, and provide lump sum payment at the end of the coverage period. In addition, the beneficiary designated in the annuity contract will receive guaranteed benefits upon the death of the insured during the coverage period. In return, the purchaser of the annuity products makes periodic payments of premiums during a pre-determined accumulation period.

•	Individual Whole Life Insurance. The individual whole life insurance products we distribute provide insurance for the insured person’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount of the policy or, for some policies, the face amount plus accumulated interest is paid upon the death of the insured.

•	Individual Term Life Insurance. The individual term life insurance products we distribute provide insurance coverage for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years. Term life insurance policies generally expire without value if the insured survives the coverage period.

•	Group Life Insurance. We distribute several group life insurance products, including group health insurance. These group products generally have a policy period of one year and require a single premium payment.

•	Participating Insurance. The participating insurance products we distribute not only provide insurance coverage but also pay dividends generated from the profits of the insurance company providing the policy. The dividends are typically paid on an annual basis over the life of the policy. In return, the insured makes periodic payments of premiums over a pre-determined period, generally ranging from five to 25 years.

The life insurance products we distributed in 2017 were primarily underwritten by Huaxia, Tian'an, Taikang Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd. and ICBC AXA Life Insurance Co., Ltd.

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

The property and casualty insurance products we distributed in 2017 were primarily underwritten by CPIC, PICC P&C, Ping An, Taiping and China United Property and Casualty Insurance Company Limited., or CIC.

Value-added Services

In conjunction with the sale of automobile insurance products, we provide our customers with a number of value-added services under our service slogan, “You take care of driving, and we’ll take care of the rest.” For example, we assist our customers with obtaining vehicle licenses and subsequent annual inspections. We maintain 24-hour service hotlines in most of our principal markets. When an accident involving an insured vehicle occurs within these markets, our service staff can arrive at the scene quickly after being notified through the 24-hour service hotline and provide onsite assistance to our customers. Fees derived from these services related to insurance products are recorded as net revenues from property insurance business.

Claims Adjusting Segment

Total net revenues derived from our claims adjusting segment accounted for 12.4%, 8.2% and 7.5% of our total net revenue in 2015, 2016 and 2017, respectively. We offer the following insurance claims adjusting services:

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

We primarily provided claims adjusting services to Ping An, CPIC, Taiping P&C, PICC P&C and China Life P&C in 2017.

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

Seasonality

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Seasonality.”

Distribution and Service Network and Marketing

We have an offline distribution and service network that, as of March 31, 2018, consisted of one insurance sales and service group, nine insurance agencies including two with national operating licenses, and three claims adjusting firms, with 683 sales and service branches and outlets, 579,348 registered independent sales agents and 1,253 in-house claims adjustors. Our distribution and service network covers 30 provinces and reaches some of the most economically developed regions and wealthiest cities in China, such as Beijing, Shanghai, Guangzhou and Shenzhen.

The following table sets forth additional information concerning our distribution and service network as of March 31, 2018, broken down by provinces:

Province	Number of Sales and Service Outlet	Number of Sales Agents	Number of In- house Adjustors
Shandong	144	183,755	48
Guangdong	40	71,436	207
Hebei	67	57,412	69
Sichuan	86	45,497	68
Hunan	63	28,490	17
Jiangsu	34	27,599	102
Guangxi	22	27,133	39
Shaanxi	7	20,052	63
Zhejiang	29	19,719	76
Fujian	32	16,340	8
Anhui	26	15,359	4
Liaoning	24	11,357	40
Tianjin	4	10,909	24
Chongqing	17	10,441	31
Hubei	18	10,348	43
Inner Mongolia	7	7,481	9
Yunan	12	5,483	16
Shanxi	7	4,263	10
Henan	3	3,979	22
Beijing	10	1,593	163
Jiangxi	8	702	27
Shanghai	11	—	103
Hainan	2	—	14
Jilin	2	—	13
Guizhou	2	—	13
Qinghai	1	—	6
Xinjiang	1	—	5
Gansu	1	—	5
Heilongjiang	2	—	4
Ningxia	1	—	4
Total	683	579,348	1,253

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

Customers

We sell property and casualty insurance products including automobile insurance, individual accident insurance, homeowner insurance products, liability insurance, travel insurance as well as life insurance products including health insurance, endowment insurance, annuity insurance, whole life insurance and term life insurance primarily to individual customers. Customers for the life insurance products we distribute are primarily individuals under 50 years of age. For the year ended December 31, 2017, no single individual customer of insurance products accounted for more than 1% of our net revenues. Our customers for the claims adjusting services are primarily insurance companies.

As of December 31, 2017, we had accumulated approximately 9.0 million individual customers and 1.7 million institutional customers. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referrals and cross-selling opportunities.

Insurance Company Partners

As of March 31, 2018, we had established business relationships with 79 insurance companies in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Historically, we have entered into and maintained business relationships with insurance companies at the local level. That is, our insurance agencies and claims adjusting firms enter into contracts with different local branches of an insurance company that are located within their respective regions. The termination of a business relationship between one of our insurance agencies or claims adjusting firms and a local branch of an insurance company generally would have no significant impact on the business relationships between our other insurance agencies and claims adjusting firms and the other branches of the same insurance company. However, termination or suspension of a business relationship between us and the headquarters of an insurance company may significantly impact the business relationships at the local level. For example, on March 1, 2017, we were notified verbally by PICC P&C's local branches that PICC P&C was temporarily suspending its business cooperation with Fanhua on areas such as insurance agency, brokerage and claims adjustment businesses because certain of PICC P&C’s senior management members were being investigated by the government. As a result, all the business relationship between our subsidiaries and PICC P&C’s local branches were temporarily suspended until the fourth quarter of 2017. Since 2007, we have sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of our various affiliated insurance agencies and brokerages located in different parts of China. As of March 31, 2018, we had outstanding contracts with 34 life insurance companies and 45 property and casualty insurance companies at the corporate headquarters level for the distribution of insurance products and outsourcing of claims adjusting services.

Insurance Aggregator Site Partners

In October 2017, we started to implement a platform business model for auto insurance business. Under the new business model, we no longer enter into contracts with property and casualty insurance companies for the distribution of auto insurance products through our individual sales agents to earn profits from the commission spread. Rather, we operate CNpad as a public auto insurance transaction platform which connects insurance distributors with our sales agents and charges insurance distributors technology service fees based on the volume of insurance premiums they transact through CNpad. A technology service fee is typically much smaller than the commission we previously received from insurance companies, though our costs are minimal. As of March 31, 2018, we had entered into technology service agreements with one internet-based insurance sales company, allowing it to offer auto insurance policies through CNpad.

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:

•	Professional insurance intermediaries. The professional insurance intermediary sector in China is highly fragmented, accounting for only 7.0% of the total insurance premiums generated in China in 2015, according to the latest Chinese Insurance Intermediary Market Report. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion. We believe that we can compete effectively with these insurance intermediary companies with our long operating history, strong brand recognition, a strong and stable team of managers and sales professionals, leading online platforms and diversified product offerings. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

•	Insurance companies. The distribution of individual life insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales forces and exclusive sales agents to distribute their own products. In addition, in recent years several major insurance companies have increasingly used telemarketing and the internet to distribute auto insurance. We believe that we can compete effectively with insurance companies because we focus only on distribution and offer our customers a broad range of insurance products underwritten by multiple insurance companies.

•	Entities that offer insurance products online. In recent years, domestic insurance companies, internet companies and professional insurance intermediaries have begun to engage in the internet insurance business. However, each of their insurance e-commerce operations has its own limitations. The insurance products offered on an insurance company’s website are usually confined to those under its own brand. Most internet companies have limited experience in insurance operation with limited or no offline sales and service support. Our better brand recognition, larger sales scale and broader sales and service network differentiate us from other professional insurance intermediaries. We believe that we can compete effectively with these business entities because our online insurance platforms offer users access to a broad range of insurance products underwritten by multiple insurance companies’ good after-sale services that are backed by our nation-wide service network and better user experience.

•	Other business entities. In recent years, business entities that distribute insurance products as an ancillary business, primarily commercial banks and postal offices, have been playing an increasingly important role in the distribution of insurance products, especially life insurance products. However, the insurance products distributed by these entities are mostly confined to those related to their main lines of business, such as investment-related life insurance products. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products.

In addition to individual insurance products, we also distribute commercial property and casualty insurance products. As a result, we also compete, to a lesser degree, with insurance intermediaries that focus on the distribution of commercial property and casualty insurance products. We believe that we can compete effectively with these business entities because we can leverage our leading position in the distribution of individual insurance products and provision of property-related claims services, including our strong relationship with insurance companies, existing abundant customer resources and large distribution network.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of March 31, 2018, we had 43 registered trademarks in China, including our corporate logo. Our main website is www.fanhuaholdings.com.

Regulation

Regulations of the Insurance Industry

The insurance industry in the PRC is highly regulated. Between 1998 and March 2018, CIRC was the regulatory authority responsible for the supervision of the Chinese insurance industry. In March 2018, the CBIRC, was established as the result of the merger between CIRC and CBRC, replacing CIRC as the regulatory authority for the supervision of the Chinese insurance industry. Insurance activities undertaken within the PRC are primarily governed by the Insurance Law and the related rules and regulations.

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

The CIRC and the CBIRC

The CBIRC, which was formed by the merger of China Banking Regulatory Commission (“CBRC”) and CIRC in March, 2018, inherits the authority of CIRC, has extensive authority to supervise insurance companies and insurance intermediaries operating in the PRC, including the power to:

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

Regulation of Insurance Agencies

The principal regulation governing insurance agencies in China is the Provisions on the Supervision of Professional Insurance Agencies, or the POSPIA, promulgated by the CIRC on September 25, 2009 and effective on October 1, 2009, which has been amended by (i) the Decision on Revising the POSPIA issued by the CIRC and effective on April 27, 2013, and (ii) the second amendment to the POSPIA issued by the CIRC and effective on October 19, 2015. According to the POSPIA, the establishment of an insurance agency is subject to minimum registered capital requirement and other requirements and to the approval of the CIRC. The term “insurance agency” refers to an entity that meets the qualification requirements specified by the CIRC, has obtained the license to conduct an insurance agency business with the approval of the CIRC, engages in the insurance business by and within the authorization of, and which collects commissions from, insurance companies. An insurance agency may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. According to the CIRC’s Decision on Revising the Regulatory Provisions on Professional Insurance Agencies, or the Insurance Agency Decision, promulgated on April 27, 2013, unless otherwise stipulated by the CIRC, the minimum registered capital for establishing a new insurance agency is RMB50 million instead of RMB2 million for a regional insurance agency and RMB10 million for a nationwide insurance agency as previously required. An additional increase of registered capital is no longer required to establish a branch or sales office. Pursuant to the Notice of the CIRC on Further Clarifying Certain Issues Relating to the Access to the Professional Insurance Intermediary Market, a professional insurance agency that was established prior to the promulgation of the Insurance Agency Decision and has a registered capital of no more than RMB50 million may apply to establish branches only in the province in which it is registered. A professional insurance agency company that was established prior to the promulgation of the Insurance Agency Decision, has a registered capital of not more than RMB50 million and has already established branches in provinces other than its place of registration may apply to establish additional branches in those provinces. An insurance agency may engage in the following insurance agency businesses:

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

Pursuant to the 2015 Insurance Law and the amended POSIB and POSICAF, an insurance brokerage practitioner or insurance claims adjustment practitioner is no longer required to pass the qualification examination organized by the CIRC or insurance industry committees to obtain a “Qualification Certificate of Insurance Brokers” or a “Qualification Certificate of Claims Adjustors.”

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

An insurance intermediary service group company must have:

•	a registered capital of at least RMB100 million;

•	no record of material violation by investors of applicable laws and regulations in the previous three years;

•	at least five subsidiaries, among which at least two are professional insurance intermediary companies which contribute at least 50% of the total revenues of the group;

•	chairman (Executive director) and the senior management with qualifications stipulated by the CIRC;

•	perfect governance structure, sound organization, effective risk management and internal control management system; and

•	business premises and office equipment which are suitable for the development of the businesses.

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

Regulations on Internet Insurance

The principal regulation governing the operation of internet insurance business is the Interim Measures for the Supervision of the Internet Insurance Business, or Interim Measures, promulgated by the CIRC on July 22, 2015 and effective on October 1, 2015. Under the Interim Measures, the term of “internet insurance business” refers to the business of concluding insurance contracts and providing insurance services by insurance institutions through self-operated internet platforms, third-party internet platforms or other methods using the internet and mobile communication and other technologies. Insurance institutions include insurance companies and professional insurance intermediary companies that are established and registered in accordance with applicable laws and regulations and with the approval of the CIRC. Professional insurance intermediaries refer to professional insurance agencies, insurance brokerage firms and insurance claims adjusting firms that can operate in the areas not limited to the provinces where they are registered. Third party internet platforms refer to internet platforms other than those self-operated by insurance institutions which provide auxiliary services related to internet technology support to insurance institutions for their internet insurance business activities. Any third party internet platform that intends to directly engage in the internet insurance business such as underwriting of insurance policies, settlement of claims, cancellation of insurance policies, handling customers’ complaints and providing other customer services shall apply and obtain relevant qualifications from the CIRC before engaging in internet insurance business.

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

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended pursuant to the Decision of the Standing Committee of the National People's Congress on Revising the Wholly Foreign-Owned Enterprise Law promulgated on October 31, 2000 and The Decision of the Standing Committee of the National People's Congress on Revising the "Law of the People's Republic of China on Foreign-invested Enterprises" which promulgated on September 3,2016 and took effect on October 1, 2016; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended pursuant to the Decision of the State Council on Amending the Rules for the Implementation of the Law on Foreign-Owned Enterprises promulgated by the State Council on April 12, 2001 and the Decision of the State Council on Amending the Rules for the Implementation of the Law of the People's Republic of China on Foreign-capital Enterprises which took effect as of the promulgation date of March 1, 2014.

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

See "Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China" — The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in October 2007 under a PRC regulation adopted in August 2006. Based on the advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. Any requirement to obtain prior CSRC approval and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

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

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries through our BVI subsidiary are subject to a 10% withholding tax, provided that we are determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the EIT Law. Pursuant to the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong wholly-owned subsidiary InsCom HK Limited may be subject to a withholding tax at a rate of 5%. However, as described above, we may be considered a PRC resident enterprise for EIT purposes, in which case dividends received by us from our PRC subsidiary would be exempt from the PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. In the third quarter of 2017, we applied 10% withholding tax rate due to the dividends paid by PRC subsidiaries.

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

We currently conduct our business in China primarily through our wholly-owned subsidiary Fanhua Insurance Sales Service Group Company Limited, or Fanhua Group Company, and its subsidiaries. As of March 31, 2018, we, through Fanhua Group Company, have a controlling equity ownership in 9 insurance agencies, 3 insurance claims adjusting firms and one ancillary insurance intermediary company which operates Baoxian.com. We also own 20.6% equity interest of one consumer financial service company, 15.4% equity interest of one wealth management company and 8.9% equity interest of one online claim adjusting service company.

Fanhua Group Company and its direct and indirect subsidiaries hold the licenses and permits necessary to conduct our insurance intermediary business and internet insurance distribution business in China.

Recent Principal Changes in Corporate Structure

In October 2017, we entered into a share purchase agreement with Cheche, which operates an online auto insurance platform. Under this agreement, we disposed of the equity interests in 19 P&C insurance intermediary subsidiaries, to Cheche for a total consideration of approximately RMB225.4 million (US$34.6 million), including approximately RMB95.4 million cash consideration and RMB130.0 million in the form of a convertible loan receivable, which is convertible or collectible in three years and recognized as other non-current assets. We evaluated the convertible loan receivable's settlement provisions and elected the fair value option afforded in ASC 825, Financial Instruments, to value this instrument. Under such election, the loan receivable is measured initially and subsequently at fair value, with any changes in the fair value of the instrument being recorded in the consolidated financial statements as a change in fair value of derivative instruments. We estimate the fair value of this instrument by first estimating the fair value of the straight debt portion. We then estimate the fair value of the embedded conversion option based on financial performance and growth rate of revenue of Cheche. The sum of these two valuations is the fair value of the loan receivable included in other non-current assets. On October 31, 2017, we used the discounted cash flow method to value the debt portion of the convertible loan receivable and determined the fair value to be RMB 22.0 million. Based on Cheche's current and expected financial performance, industry trend and expected revenue and margin, management considered the conversion option to be deeply out of the money and determined the fair value of the option to be immaterial. As a result, the carrying amount of the convertible loan receivable was adjusted by RMB108.0 million. The total fair value of RMB22.0 million was initially recognized and the balance remained the same and retained in other non-current assets as of December 31, 2017.

The convertible loan receivable also carries a 10% interest return per annum which could be satisfied by cash or converted into equity interest in Cheche. The related interest income in 2017 was about RMB0.4 million (US$0.1 million). When the convertible loan receivable expires, we have the right to convert the loan into the equity interests of Cheche, or recover the principal and interests of the convertible loan receivable according to the agreement. We recognized approximately RMB0.9 million (US$0.1 million) gain on disposal of these subsidiaries, which was determined by the excess of the cash consideration and fair value of the convertible loan receivable over the net book value of the subsidiaries, which was calculated to be approximately RMB116.5 million (US$17.9 million) at the time of disposal. The net book value of the subsidiaries at the time of disposal also included goodwill allocated to this disposal in the amount of approximately RMB12.2 million (US$1.9 million).

On November 30, 2017, we disposed of Bocheng for a total consideration of approximately RMB46.6 million.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of March 31, 2018:

The diagram above omits the names of subsidiaries that are immaterial individually and in the aggregate. For a complete list of our subsidiaries as of March 31, 2018, see Exhibit 8.1 to this annual report.

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

Our headquarters are located in Guangzhou, China, where we leased approximately 2,657.6 square meters of office space as of December 31, 2017. Our subsidiaries and consolidated affiliated entities leased approximately 72,169.9 square meters of office space as of December 31, 2017. In 2017, our total rental expenses were RMB50.8 million (US$7.8 million).

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

A.	Operating Results

Factors Affecting Our Results of Operations

As an insurance intermediary in China, our financial condition and results of operations are affected by a variety of factors, including:

•	business relationship with important insurance company partners;

•	total premium payments to Chinese insurance companies;

•	the extent to which insurance companies in the PRC outsource the distribution of their products and claims adjusting functions;

•	premium rate levels and commission and fee rates;

•	the size and productivity of our sales force;

•	commission rates for individual sales agents;

•	product and service mix;

•	share-based compensation expenses; and

•	seasonality.

Business Relationship with Important Insurance Company Partners

We derive significant revenue from our important insurance company partners. Among the top five of our insurance company partners, each of Huaxia and Tian'an accounted for more than 10% of our total net revenues from continuing operations individually in 2017, with Huaxia accounting for 24.2%, Tian'an for 22.3% in 2017. As a result, any significant changes to our business relationship with the important insurance company partners could have a material impact on our revenue and profits.

Total Premium Payments to Chinese Insurance Companies

The Chinese insurance industry has grown substantially in the past decade. Between 2007 and 2017, total insurance premiums increased from RMB703.6 billion to RMB3.7 trillion, representing a compound annual growth rate, or CAGR, of 17.9%, according to the CIRC. We believe that certain macroeconomic and demographic factors, such as increasing per capita GDP and an aging population, have contributed to and will continue to drive the growth of the Chinese insurance industry in the long term.

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

The Extent to Which Insurance Companies in the PRC Outsource the Distribution of their Products and Claims Adjusting Functions

Historically, insurance companies in the PRC have relied primarily on their exclusive individual sales agents and direct sales force to sell their products. Only in recent years, as a result of increased competition and consumers' demand for more choices, have some insurance companies gradually expanded their distribution channels to include insurance intermediaries such as commercial banks, postal offices, insurance agencies and insurance brokerages. In addition, because of the increasingly high cost for establishing and maintaining distribution networks of their own, more and more medium-size insurance companies have chosen to rely primarily on insurance intermediaries to distribute their products while they focus on other aspects of their business.

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

Premium Rate Levels and Commission and Fee Rates

Because the commissions and fees we receive from insurance companies for the distribution of insurance products or from third-party internet companies for using our auto insurance transaction system are generally calculated as a percentage of premiums paid by our customers to the insurance companies, our revenue and results of operations are affected by premium rate levels and commission and fee rates. Premium rate levels and commission and fee rates can change based on the prevailing economic conditions, competitive and regulatory landscape, and other factors that affect insurance companies and third-party internet companies. These other factors include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, and the tax deductibility of commissions and fees. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by the CIRC. In general, we can negotiate for better rates as an incentive for generating a larger volume of business.

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

The Size and Productivity of Our Sales Force

As a distributor of insurance products, we generate revenue primarily through our sales force, which consists of individual sales agents in our distribution and service network and a relatively small number of in-house sales representatives. The size of our sales force and its productivity, as measured by the average number of insurance products sold per person with performance, the average premium per product sold and the average premiums generated per person with performance during any specified period, directly affect our revenue and results of operations. In recent years, some entrepreneurial management staffs or senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We refer to these independent agents as “entrepreneurial agents.” An entrepreneurial agent is usually able to assemble and lead a team of sales agents. We have been actively recruiting and will continue to recruit entrepreneurial agents to join our distribution and service network as our sales agents. Entrepreneurial agents have been instrumental to the development of our life insurance business.

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

In 2016, our business was divided into three reporting operating segments: (1) insurance agency, (2) insurance brokerage, and (3) claims adjusting. As a result of the disposal of the insurance brokerage business in November 2017, our operating segments were reduced to two reporting operating segments.

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

Since October 2017, we have shifted to a platform business model for auto insurance business. Under the platform business model, the fees we receive from insurance distributors are calculated based on the volume of insurance premiums they transact through CNpad, which are typically much smaller than the commissions we previously received from insurance companies, though our costs are minimal.

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

Because insurance companies pay us first-year commissions and fees for most life insurance products at rates higher than those for property and casualty insurance products, and gross margin of life insurance business is higher than that of our property and casualty insurance business, we will make an effort to sell more life insurance products, which will lead to a positive impact on our revenue and gross margin.

Claims Adjusting Segment

The fees we receive for our claims adjusting services are calculated based on the types of insurance involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For automobile insurance, our fees are generally fixed and the amounts collected are based on the types of services provided. In some cases, our fees are charged based on the number of claims adjustors involved in providing the services. We pay our in-house claims adjustors a base salary plus a commission calculated based on a small percentage of the service fees we receive from insurance companies or the insured. The claims adjusting business has become and likely will continue to be an important source of our net revenues. The gross margin and operating margin attributable to the claims adjusting business are higher than those for both property and casualty insurance products and life insurance products. We expect that revenues from our claims adjusting business as a percentage of our total net revenues to remain stable over the next few years.

Share-based Compensation Expenses

Our historical results of operations have been affected by the share-based compensation expenses incurred. In 2015, 2016 and 2017, we incurred share-based compensation expenses of RMB17.7 million, RMB4.9 million and nil, respectively. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Performance Indicators — Operating Costs and Expenses — Share-based Compensation Expenses” for a more detailed discussion of our historical share-based compensation expenses. In order to attract and retain the best personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business, we adopted a share incentive plan in October 2007. Under our 2007 Share Incentive Plan, as amended and restated in December 2008, we may issue an aggregate number of our ordinary shares, equal to 15% of our total number of shares outstanding immediately after the closing of our initial public offering, to cover awards granted under the plan. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentives — 2007 Share Incentive Plan.” All of the share-based compensation expenses related to the options granted under the 2007 Share Incentive Plan have been amortized as of December 31, 2016.

Seasonality

Our quarterly results of operations are affected by seasonal variations caused by business mix, insurance companies’ business practices and consumer demand. For property and casualty insurance business, property and casualty insurance companies, under pressure to meet their annual sales targets, would increase their sales efforts during the fourth quarter of a year by, for example, offering more incentives for insurance intermediaries to increase sales. As a result, our commission and fee revenue derived from property and casualty insurance products for the fourth quarter of a year has generally been the highest among all four quarters. Business activities, including buying and selling insurance, usually slow down during the Chinese New Year festivities, which occur during the first quarter of each year. As a result, our commission and fee revenue derived from property and casualty insurance products for the first quarter of a year has generally been the lowest among all four quarters. For life insurance business, much of the Jumpstart sales activities of life insurance companies occur during the first quarter of a year while business activities slow down in the fourth quarter of a year as life insurance companies focus on the preparation for the Jumpstart sales season by launching new products, making marketing plans and organizing training. During the Jumpstart sales season, life insurance companies will offer incentives that are more attractive to insurance intermediaries and sales agents to boost sales. Accordingly, our commission and fee revenue derived from life insurance business is generally the highest in the first quarter of a year and the lowest in the fourth quarter of a year.

Key Performance Indicators

In the consolidated financial statements as of December 31, 2016, we operated three segments: (1) insurance agency business segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, (2) insurance brokerage business segment, which mainly consists of providing P&C and life insurance brokerage services to institutional clients, and (3) claims adjusting segment, which consists of providing pre-underwriting survey, claim adjusting, disposal of residual value, loading and unloading supervision and consulting services. As a result of the disposal of brokerage business, we have two remaining operating segments and. the brokerage segment has been categorized as a discontinued operation. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance.

Net Revenues

Our revenues are net of PRC business tax. In 2015, 2016 and 2017, we generated net revenues of RMB2.5 billion, RMB4.1 billion and RMB4.1 billion (US$628.4 million), respectively. We derive net revenues from the following sources:

•	Insurance agency segment: commissions paid by insurance companies for the distribution of (i) life insurance products, and (ii) property and casualty products primarily to individual customers, which accounted for 87.6%, 91.8% and 92.5% of our net revenues for 2015, 2016 and 2017, respectively;

•	Claims adjusting segment: commissions and fees primarily paid by the insurance companies and, to a lesser degree, by the insureds for the provision of claims adjusting services, which accounted for 12.4%, 8.2% and 7.5% of our net revenues for 2015, 2016 and 2017, respectively;

The following table sets forth our total net revenues earned from each of our reporting segments both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Agency	2,155,264	87.6	3,746,471	91.8	3,780,217	581,008	92.5
Life insurance business	319,916	13.0	990,541	24.3	2,424,444	372,630	59.3
P&C insurance business	1,835,348	74.6	2,755,930	67.5	1,355,773	208,378	33.2
Claims adjusting	303,846	12.4	336,413	8.2	308,256	47,378	7.5
Total net revenues	2,459,110	100.0	4,082,884	100.0	4,088,473	628,386	100.0

Insurance agency segment primarily offers life insurance products and property and casualty insurance products to individuals. Net revenues from the insurance agency segment increased from 2015 to 2017 in both absolute amount and as a percentage of our total net revenues.

Net revenues from property and casualty insurance products, in particular automobile insurance products, have been our primary source of revenue since our inception. While commissions and fees generated from property and casualty insurance products increased in absolute terms from 2015 to 2016, it decreased significantly from 2016 to 2017, primarily due to the transition of our property and casualty insurance business from a commission-based business model to a platform business model, as well as the termination of business cooperation with certain channels and the suspension of business relationship with PICC P&C from March to November in 2017. Its share as a percentage of our total net revenues also decreased from 74.6% in 2015 to 33.2% in 2017, primarily reflecting the decrease of property and casualty insurance business and the significant growth of our life insurance during the corresponding period. Due to the implementation of the platform business model, under which the fee that we receive from third party internet companies that use our CNpad platform to offer auto insurance products is based on a significantly lower percentage of insurance premiums than commission fees that we received from insurance companies for the distribution of auto insurance products, we expect our net revenues derived from property and casualty insurance business will continue to decrease in 2018. However, as we retain all of the fees that we receive from third party internet companies as our gross profit instead of retaining the spread of commissions received from insurance companies and those paid out to sales agents, we expect the impact of the new business model on the gross profit derived from our property and casualty insurance business to be limited.

We began distributing individual life insurance products in 2006. Net revenues from life insurance products increased significantly from 2015 to 2017, both in absolute amounts and as a percentage of our net revenues. We expect life insurance business to grow rapidly and bring in significant revenue that will represent a higher percentage of our total net revenues in the next several years. We believe this growth will be driven by a number of factors including stronger demand for traditional life insurance products as a result of the aging population and the sophistication of Chinese consumers who are increasingly interested in purchasing life insurance.

We began providing claims adjusting services in 2008. Net revenues from our claims adjusting segment increased from 2015 to 2016 in absolute amounts, and declined from 2016 to 2017, primarily reflecting the suspension of business cooperation with PICC P&C starting from March 2017. We expect that net revenues from claims adjusting services will be stable as a percentage of our total net revenues in the next few years.

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

The fees we receive from third party internet-based insurance sales companies are based on a percentage of the premiums transacted over CNpad. We typically receive payment of such fees on a monthly basis. We are compensated primarily by insurance companies for our claims adjusting services. The fees we receive for our claims adjusting services depend on the types of insurance involved. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For claims adjusting services related to automobile insurance, our fees are generally fixed on a per claim basis, or in some cases, on a per head basis. These fees are typically paid to us on a quarterly basis. For services provided in connection with other property and casualty insurance, our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. We typically receive payment for these fees on a semi-annual or annual basis.

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

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	2,459,110	100.0	4,082,884	100.0	4,088,473	628,386	100.0
Operating costs	(1,856,632)	(75.5)	(3,106,601)	(76.1)	(3,059,407)	(470,222)	(74.8)
Selling expenses	(125,041)	(5.1)	(502,802)	(12.3)	(221,785)	(34,088)	(5.4)
General and administrativeexpenses	(448,989)	(18.3)	(481,947)	(11.8)	(534,145)	(82,096)	(13.1)
Total operating costs andexpenses	(2,430,662)	(98.9)	(4,091,350)	(100.2)	(3,815,337)	(586,406)	(93.3)

Operating Costs

We incur costs primarily in connection with the distributions of insurance products and claims adjusting services. The costs that we incurred increased in absolute amounts each year from 2015 to 2016, primarily as a result of an increase in net revenues and an increase in the size of our sales force. The operation costs decreased in 2017 as compared with 2016, primarily due to the transition of our property and casualty insurance business from a commission-based business model to a platform business model, as well as the termination of business cooperation with certain channels and the suspension of business relationship with PICC P&C. We rely mainly on individual sales agents and to a much lesser degree, on baoxian.com for the distributions of insurance products. For claims adjusting services, we rely entirely on our in-house claims adjustors. Costs incurred as a percentage of net revenues were stable from 2015 to 2017. We anticipate that our costs will increase in absolute amounts as we further grow our business.

Selling Expenses

Our selling expenses primarily consist of:

•	salaries and employment benefits for employees who work in back office below the provincial management level;

•	office rental, telecommunications and office supply expenses incurred in connection with sales activities; and

•	advertising and marketing expenses.

We expect that our selling expenses will increase as we expand our distribution and service network in both existing markets and new geographic regions. As we grow in size, we also intend to spend more on marketing and advertising to enhance our brand recognition and promote our online platforms. Selling expenses increased significantly in 2016, as we implemented promotion schemes for P&C business in 2016, and there was no such scheme in 2015 and 2017.

General and Administrative Expenses

Our general and administrative expenses principally comprise:

•	salaries and benefits for our administrative staff;

•	share-based compensation expenses for managerial and administrative staff;

•	research and development expenses in relation to our mobile and online programs;

•	professional fees paid for valuation, market research, legal and auditing services;

•	bad debt expenses for doubtful receivables;

•	compliance-related expenses, including expenses for professional services;

•	depreciations and amortizations;

•	office rental expenses;

•	travel and telecommunications expenses;

•	entertainment expenses;

•	office supply expenses for our administrative staff; and

•	foreign exchange loss.

We expect that our general and administrative expenses will increase as we hire additional administrative personnel, pay higher labor costs and incur additional costs in connection with the expansion of our business, and our efforts to develop our e-commerce platform.

Share-based compensation expenses. Share-based compensation expenses constituted one of the components of our general and administrative expenses in 2015 and 2016. We incurred share-based compensation with respect to certain managerial and administrative staff and a small number of sales agents in 2015 and 2016. As the share options have all been vested in 2016, there was no such expenses incurred in 2017. The following table sets forth our share-based compensation expenses, both in absolute amounts and as percentages of our general and administrative expenses, for the periods indicated.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Share-based compensation expenses	17,653	3.9	4,937	1.0	—	—	—
Others	431,336	96.1	477,010	99.0	534,145	82,096	100.0
General and administrative expenses	448,989	100.0	481,947	100.0	534,145	82,096	100.0

Our share-based compensation expenses in 2015 and 2016 were primarily attributable to the options granted in March 2012. All of the share-based compensation expenses related to the options granted under the 2007 Share Incentive Plan have been amortized as of December 31, 2016. No share-based compensation expense was recognized in 2017.

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

PRC

EIT

According to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the EIT law, foreign invested enterprises and domestic enterprises are subject to enterprise income tax, or EIT, at a uniform rate of 25%.

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

Revenue Recognition

Our revenue is derived principally from the provision of insurance agency and claims adjusting services. We recognize revenue when all of the following have occurred: persuasive evidence of an agreement with the insurance companies or insurance agencies exists, services have been provided, the fees for such services are fixed or determinable and collectability of the fee is reasonably assured.

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

No allowance for cancellation has been recognized for agency business as we estimate, based on its past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been deminims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.2%, 0.2% and 0.2% of the total commission and fee revenues during the years ended December 31, 2015, 2016 and 2017, respectively. In connection with the distribution of life insurance products, we may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency and brokerage company achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded when a performance target is being achieved.

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

We present revenue net of sales taxes incurred. The sales taxes amounted to RMB157.2 million, RMB81.9 million and RMB25.2 million (US$3.9 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

Impairment of Goodwill

Goodwill is required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that these assets might be impaired. If we determine that the carrying value of our goodwill has been impaired, the carrying value will be written down.

To assess potential impairment of goodwill, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. At the end of each year, we elect to bypass the option to qualitative assess goodwill impairment. Instead we conduct Step 1 of the quantitative test, to compare the fair value of a reporting unit with its carrying amount, including goodwill, and if the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations as needed, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates and long-term growth rates.

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

In 2015, 2016 and 2017, management compared the carrying value of each reporting unit, including assigned goodwill, to its respective fair value, which is step one of the two-step impairment test. The fair values of all reporting units were estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step two of the two-step goodwill impairment test was not required. Management concluded that goodwill was not impaired as of December 31, 2015, 2016 and 2017.

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

Valuation of Convertible Loan Receivable

We use the income approach to value our convertible loan receivable. The income approach uses valuation techniques to convert future cash flows or earnings to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our convertible loan receivable include, as relevant: the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, transaction comparables, and enterprise values, among other factors.

Recent Accounting Pronouncement

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

Subsequently, the FASB issued the following various updates affecting the guidance in ASU 2014-09: ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations; ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. We must adopt ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 with ASU 2014-09 (collectively, the "new revenue standards").

In November 2017, the FASB has issued ASU No. 2017-14, Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606). ASU 2017-14 includes amendments to certain SEC paragraphs within the FASB Accounting Standards Codification (Codification). ASU 2017-14 amends the Codification to incorporate the following previously issued guidance from the SEC. ‘The amendments in ASU No. 2017-14 amends the Codification to incorporate SEC Staff Accounting Bulletin (SAB) No. 116 and SEC Interpretive Release on Vaccines for Federal Government Stockpiles (SEC Release No. 33-10403) that bring existing SEC staff guidance into conformity with the FASB’s adoption of and amendments to ASC Topic 606, Revenue from Contracts with Customers.

The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). We have substantially completed its study on the impact that implementing this standard will have on its consolidated financial statements, related disclosures and the internal control over financial reporting as well as whether the effect will be material to the revenue. Based on the results of our study to date, the standard will not be material to the revenue at adoption. An analysis of the control environment was completed and appropriate updates to the control processes have been implemented.  Additionally, our revenue disclosure will change in fiscal 2018 and beyond.  The new disclosure will require more granularity into the sources of revenue, as well as the assumptions about recognition timing, and include the selection of certain practical expedients and policy elections. We will use the modified retrospective approach upon adoption of this guidance effective January 1, 2018. We have assessed the impacts of the new accounting standard and has implemented accounting and operational processes and controls to ensure compliance with the new standard. We expect there is no material impact upon adoption of this standard on the consolidated financial statements.

The new standard provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract. As our commission costs are incurred to obtain contracts where the renewal period is one year or less and renewal costs are commensurate with the initial contract, we plan to apply a practical expedient and recognize the costs of obtaining a contract as an expense when incurred.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees' recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors' accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. For public business entities, the provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. We are currently gathering, documenting and analyzing lease agreements subject to this ASU and anticipate material addition to the consolidated statements of financial position (upon adoption) of right-of-use assets, offset by the associated liabilities, due to the routine use of operating leases over time.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For public business entities that are U.S. SEC filers, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU addresses concerns regarding the cost and complexity of the two-step goodwill impairment test, the amendments in this ASU remove the second step of the test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment.The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We expect there is no material impact upon adoption of this guidance on our consolidated financial statements.

In September 2017, the FASB has issued ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments.” The amendments in ASU No. 2017-13 amends the early adoption date option for certain companies related to the adoption of ASU No. 2014-09 and ASU No. 2016-02. The effective date is the same as the effective date and transition requirements for the amendments for ASU 2014-09 and ASU 2016-02.

Results of Operations

The following table sets forth our net revenues, operating costs and expenses and income from operations by reportable segments for the periods indicated.

In 2015 and 2016, our business was divided into three reporting operating segments: (1) insurance agency, (2) insurance brokerage, and (3) claims adjusting. The insurance agency segment provides a broad range of property and casualty and life insurance products to individual customers. As the result of the disposal of our insurance brokerage business in November 2017, we operated two reporting operating segments: (1) insurance agency, and (2) claims adjusting as of December 31, 2017. Accordingly, the insurance brokerage segment was accounted as discontinued operations. Consolidated statements of operations for the years ended 2015 and 2016 have been revised to conform to the current presentation.

	For the Year Ended December 31,
	2015	2015 to 2016 Percentage Change	2016	2016 to 2017 Percentage Change	2017
	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Income Data
Net revenues:
Agency	2,155,264	73.8	3,746,471	0.9	3,780,217	581,008
Life insurance business	319,916	209.6	990,541	144.8	2,424,444	372,630
P&C insurance business	1,835,348	50.2	2,755,930	(50.8)	1,355,773	208,378
Claims adjusting	303,846	10.7	336,413	(8.4)	308,256	47,378
Total net revenues	2,459,110	66.0	4,082,884	0.1	4,088,473	628,386
Operating costs and expenses:
Operating costs:
Agency	(1,675,262)	73.5	(2,906,791)	(1.4)	(2,864,882)	(440,324)
Life insurance business	(205,313)	227.9	(673,230)	143.1	(1,636,340)	(251,501)
P&C insurance business	(1,469,949)	51.9	(2,233,560)	(45.0)	(1,228,542)	(188,823)
Claims adjusting	(181,370)	10.2	(199,810)	(2.6)	(194,525)	(29,898)
Total operating costs	(1,856,632)	67.3	(3,106,601)	(1.5)	(3,059,407)	(470,222)
Selling expenses	(125,041)	302.1	(502,802)	(55.9)	(221,785)	(34,088)
General and administrative expenses	(448,989)	7.3	(481,947)	10.8	(534,145)	(82,096)

Total operating costs and expenses	(2,430,662)	68.3	(4,091,350)	(6.7)	(3,815,337)	(586,406)
Income (loss) from continuing operations
Insurance agency	185,935	(57.3)	79,467	367.8	371,718	57,132
Claims adjusting	11,233	163.6	29,609	(100.2)	(65)	(10)
Other	(168,720)	(30.3)	(117,542)	(16.2)	(98,517)	(15,142)
Income (loss) from continuing operations	28,448	*	(8,466)	*	273,136	41,980
Other income, net:
Investment income	65,624	75.7	115,275	66.4	191,784	29,477
Interest income	57,206	(87.9)	6,901	275.2	25,891	3,980
Others, net	20,964	(50.7)	10,341	38.1	14,284	2,195
Income from continuing operations before income taxes and income of affiliates	172,242	(28.0)	124,051	307.2	505,095	77,632
Income tax expense	(25,553)	6.6	(27,249)	515.8	(167,803)	(25,791)
Share of income of affiliates	26,924	79.4	48,293	125.6	108,944	16,744
Net income from continuing operations	173,613	(16.4)	145,095	207.5	446,236	68,585
Net income from discontinued operations, net of tax	41,868	(46.2)	22,543	(75.7)	5,480	842
Net income	215,481	(22.2)	167,638	169.5	451,716	69,427
Less: Net income attributable to the noncontrolling interests	5,395	96.3	10,591	(76.5)	2,488	382
Net income attributable to the Company’s shareholders	210,086	(25.2)	157,047	186.1	449,228	69,045

__________________________

*	Not meaningful for analysis because the percentage change is mathematically undeterminable or involves a change from income or benefit to loss or expense, or vice versa.

Year ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues

Our total net revenues increased slightly by 0.1% from RMB4,082.9 million in 2016 to RMB4,088.5 million (US$628.4 million) in 2017.

•	Net revenues from our insurance agency segment increased by 0.9% from RMB3,746.5 million in 2016 to RMB3,780.2 million (US$581.0 million) in 2017. The increase was primarily driven by (i) a 144.8% increase in net revenues derived from the life insurance agency business, from RMB990.5 million in 2016 to RMB2,424.4 million (US$372.6 million) in 2017, offset by 50.8% decrease in net revenues derived from the property and casualty insurance agency business, from RMB2,755.9 million in 2016 to RMB1,355.8 million (US$208.4 million). The increase in net revenues generated from the life insurance agency business was primarily due to the growth in the number of sales agents, establishment of new branches in more regions, and overall industry growth. The decline of the property and casualty insurance agency business was primarily due to the i) suspension of business cooperation with PICC P&C starting from March 1, 2017, ii) our decision to cut low margin channel businesses starting from the second quarter of 2017 and (iii) the transition of our P&C insurance business from a commission-based business model towards a platform management fee-based business model.

•	Net revenues from our claims adjusting segment decreased by 8.4% from RMB336.4 million in 2016 to RMB308.3 million (US$47.4 million) in 2017. The decrease was primarily due to the suspension of business cooperation with PICC P&C starting from March 1, 2017.

Operating Costs and Expenses

Operating costs and expenses decreased by 6.7% from RMB4,091.4 million in 2016 to RMB3,815.3 million (US$586.4 million) in 2017.

Operating Costs. Our operating costs decreased by 1.5% from RMB3,106.6 million in 2016 to RMB3,059.4 million (US$470.2 million) in 2017, primarily because of a decrease in operating cost in P&C insurance business.

•	Operating costs for our insurance agency segment decreased by 1.4% from RMB2,906.8 million in 2016 to RMB2,864.9 million (US$440.3 million) in 2017, primarily driven by (i) an increase of 143.1% in costs for the life insurance agency business, which is in line with the growth in net revenues from the life insurance agency business offset by (ii) a decrease of 45.0% in costs for the property and casualty insurance agency business which was mainly due to a decrease in revenue.

•	Operating costs for our claims adjusting segment decreased by 2.6% from RMB199.8 million in 2016 to RMB194.5 million (US$29.9 million) in 2017. The change was primarily in line with the decrease in net revenues from claims adjusting business.

Selling Expenses. Our selling expenses decreased by 55.9% from RMB502.8 million in 2016 to RMB221.8 million (US$34.1 million) in 2017, primarily attributable to the significant decrease of marketing campaign expenses, which mainly aimed at promoting sales and gaining market share of our P&C insurance during 2016.

General and Administrative Expenses. Our general and administrative expenses increased by 10.8% from RMB481.9 million in 2016 to RMB534.1 million (US$82.1 million) in 2017. The increases were primarily due to the increase in payroll and rental expenses, partially offset by the decrease in share-based compensation and depreciation expenses.

Income(loss) from Operations

As a result of the foregoing factors, income from operations for 2017 is RMB273.1 million (US$42.0 million), compared with an operating loss of RMB8.5 million in 2016.

•	Income from operations for our agency insurance segment increased by 367.8% from RMB79.5 million in 2016 to RMB371.7 million (US$57.1 million) in 2017, which was primarily due to the strong growth of life insurance agency business, partially offset by the decline in the property and casualty insurance agency business.

•	Loss from operations for our claims adjusting segment in 2017 is RMB65 thousand (US$ 10 thousand), compared with income from operations for RMB29.6 million in 2016.

•	Other loss from operations represented operating loss incurred by the headquarters which was not allocated to each business segment. Operating loss incurred by the headquarters decreased by 16.2% from RMB117.5 million in 2016 to RMB98.5 million (US$15.1 million) in 2017. The change was primarily due to our stringent cost control and increase in operating efficiency.

Other Income

Investment Income. Investment income represents income received from short term investments in collective trust products and interbank deposits. Our investment income increased by 66.4% from RMB115.3 million in 2016 to RMB191.8 million (US$29.5 million) in 2017. The increase was primarily attributable to more high return short term investment products in 2017.

Interest Income. Our interest income increased by 275.2% from RMB6.9 million in 2016 to RMB25.9 million (US$4.0 million) in 2017. The increase was primarily due to interest related to amounts due from Sincere Fame and Shenzhen Chuangjia Investment Limited Partnership, which beneficially owns 84.6% of Fanhua Puyi Fund Sales Limited.

Income Tax Expense

Our income tax expense increased by 515.8% from RMB27.2 million in 2016 to RMB167.8 million (US$25.8million) in 2017. The effective tax rate for 2017 was 33.2% compared with 22.0% in 2016. The increase in effective tax rate was primarily due to the withholding income tax provision related to dividend payments in2017.

Share of Income of Affiliates

Our share of income of affiliates increased by 125.6% from RMB48.3 million in 2016 to RMB108.9 million (US$16.7 million) in 2017, primarily due to the rapid growth of net income generated by Sincere Fame, in which we own 20.6% equity interest.

Net Income Attributable to the Non-controlling Interests

Our net income attributable to the non-controlling interests decreased by 76.5% from RMB10.6 million in 2016 to RMB2.5 million (US$0.4 million) in 2017, primarily due to the decreased profits from claims adjusting segments as we currently own 44.7% equity interests.

Net Income Attributable to the Company’s Shareholders

As a result of the foregoing, our net income attributable to our shareholders increased by 186.1% from RMB157.0 million in 2016 to RMB449.2 million (US$69.0 million) in 2017.

Year ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues

Our total net revenues increased by 66.0% from RMB2,459.1 million in 2015 to RMB4,082.9 million in 2016 primarily attributable to increases in net revenues from our insurance agency and claims adjusting segments.

•	Net revenues from our insurance agency segment increased by 73.8% from RMB2,155.3 million in 2015 to RMB3,746.5 million in 2016. The increase was primarily driven by (i) a 50.2% increase in net revenues derived from the property and casualty insurance agency business, from RMB1,835.3 million in 2015 to RMB2,755.9 million in 2016, and (ii) a 209.6% increase in net revenues derived from the life insurance agency business, from RMB319.9 million in 2015 to RMB990.5 million in 2016. The growth of the property and casualty insurance agency business was primarily due to the substantial progress we have made in implementing multiple strategic initiatives, including the expansion of our sales network, enhanced cross-selling efforts, the upgrade and promotion of CNpad and the initiation of several marketing campaigns. The increase in net revenues generated from the life insurance agency business was primarily due to a 244.1% increase in commissions derived from the sales of new long-term life insurance policies, which was primarily driven by the successful implementation of our cross-selling strategy and overall industry growth.

•	Net revenues from our claims adjusting segment increased by 10.7% from RMB303.8 million in 2015 to RMB336.4 million in 2016, primarily due to the growth of our automobile insurance related claims adjusting business.

Operating Costs and Expenses

Operating costs and expenses increased by 68.3% from RMB2,430.7 million in 2015 to RMB4,091.4 million in 2016.

Operating Costs. Our operating costs increased by 67.3% from RMB1,856.6 million in 2015 to RMB3,106.6 million in 2016, primarily because of increases in operating costs for our agency insurance and claims adjusting segments.

•	Operating costs for our insurance agency segment increased by 73.5% from RMB1,675.3 million in 2015 to RMB2,906.8 million in 2016, primarily driven by (i) an increase of 51.9% in costs for the property and casualty insurance agency business, and (ii) an increase of 227.9% in costs for the life insurance agency business, both of which are in line with the growth in net revenues from the property and casualty agency business and life insurance agency businesses.

•	Operating costs for our claims adjusting segment increased by 10.2% from RMB181.4 million in 2015 to RMB199.8 million in 2016. The increase was primarily attributable to sales growth.

Selling Expenses. Our selling expenses increased by 302.1% from RMB125.0 million in 2015 to RMB502.8 million in 2016 primarily attributable to an increase in marketing campaign expenses, which mainly aimed at promoting sales and gaining market share of our P&C insurance and life insurance business during 2016.

Marketing campaign expenses were incurred to increase our market share and attract more agents at certain selected regions that we strategically planned to capture higher market shares, and not a necessary expense to sell insurance policies. Such expenses were temporary, with the terms of regional programs terms ranging from one to three months. Marketing campaign expenses were only recognized when such campaigns were officially announced by us to the agents and such campaigns can be terminated at any time without further notice. We recorded marketing campaign expenses when the related services are provided. For the years ended December 31, 2015, 2016 and 2017, RMB19.5 million, RMB299.9 million and nil of marketing campaign expenses were included in the selling expenses, respectively.

General and Administrative Expenses. Our general and administrative expenses increased by 7.3% from RMB449.0 million in 2015 to RMB481.9 million in 2016. The increases were primarily due to the increase in payroll expenses by RMB33.8 million and rental expenses by RMB4.2 million and depreciation expenses by RMB5.2 million, partially offset by the decrease in share-based compensation by RMB12.7 million.

Income (loss) from Operations

As a result of the foregoing factors, income from continuing operations decreased from RMB28.4 million in 2015 to operation loss RMB8.5 million in 2016.

•	Income from operations for our agency insurance segment decreased by 57.3% from RMB185.9 million in 2015 to RMB79.5 million in 2016, which was primarily due to the increase of the marketing campaign expenses. The marketing campaign expenses were incurred to increase our market share and attract more agents at certain selected regions which we strategically planned to capture higher market shares in 2016.

•	Income from operations for our claims adjusting segment increased by 164.3% from RMB11.2 million in 2015 to RMB29.6 million in 2016.

•	Other loss from operations represented operating loss incurred by the headquarters which was not allocated to each business segment. Operating loss incurred by the headquarters decreased by 30.3% from RMB168.7 million in 2015 to RMB117.5 million in 2016. The change was primarily due to our stringent cost control and increase in operating efficiency.

Other Income

Investment Income. Investment income represents income received from short term investments in collective trust products and interbank deposits. Our investment income increased by 75.7% from RMB65.6 million in 2015 to RMB115.3 million in 2016. The increase was primarily attributable to an increase in short term investment products.

Interest Income. Our interest income decreased by 87.9% from RMB57.2 million in 2015 to RMB6.9 million in 2016. The decrease was primarily due to a decrease in term deposits as a result of the increased short-term investments.

Others, Net. Our other income, net, decreased by 51.0% from RMB21.0 million in 2015 to RMB10.3 million in 2016.

Income Tax Expense

Our income tax expense increased by 6.3% from RMB25.6 million in 2015 to RMB27.2 million in 2016. The effective tax rate in 2016 was 22.0% compared with 14.8% in 2015. The increase in effective tax rate was primarily due to preferential tax treatment enjoyed by one of our subsidiaries in 2015, which was not available in 2016.

Share of Income of Affiliates

Our share of income of affiliates increased by 79.4% from RMB26.9 million in 2015 to RMB48.3 million in 2016, primarily due to the rapid growth of net income generated by Sincere Fame, in which we own 20.6% equity interest.

Net Income Attributable to the Noncontrolling Interests

Our net income attributable to the non-controlling interests increased by 96.3% from RMB5.4 million in 2015 to RMB10.6 million in 2016, primarily due to increased profits from claims adjusting segments as we currently own 44.7% equity interests in our claims adjusting firms.

Net Income Attributable to the Company’s Shareholders

As a result of the foregoing, our net income attributable to our shareholders decreased by 25.2% from RMB210.1 million in 2015 to RMB157.0 million in 2016.

Inflation

Inflation in China has impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 2.0%, 1.4%, 2.0% and 1.6% in 2013, 2014, 2015, 2016 and 2017, respectively. Our operating costs and expenses, such as sales agent and employee compensation and office operating expenses, increased significantly partly as a result of inflation in 2016 and 2017. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation significantly reduced the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China. If high inflation persists in China in the future, our operational results may continue to be significantly affected.

Foreign Currency

The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB6.5932 per U.S. dollar in December 2017. The fluctuation of the exchange rate between the RMB and U.S. dollar and HK dollar resulted in foreign currency translation gain of RMB27.9 million (US$4.3 million) in 2017, when we translated our financial assets from U.S. dollar and HK dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3. Key Information — D.Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities. As of December 31, 2017, we had RMB363.7million (US$55.9 million) in cash and cash equivalents, and RMB2,498.7million (US$384.0 million) in short term investments. Our cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to fund payment of dividends, developments of online projects including Lan Zhanggui, CNpad Auto, Baoxian.com, and eHuzhu, establishment of new branches and sales outlets, working capital requirements, automobiles and office equipment purchases, office renovation and rental deposits.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	281,304	87,846	152,127	23,381
Net cash used in investing activities	(1,121,444)	(732,606)	(23,723)	(3,646)
Net cash (used in) generated from financing activities	(143,708)	(216,575)	47,558	7,310
Net (decrease) increase in cash and cash equivalents and restricted cash	(983,848)	(861,335)	175,962	27,045
Cash and cash equivalents and restricted cash at the beginning of the year	2,100,546	1,132,851	273,979	42,110
Cash and cash equivalents and restricted cash at the end of the year	1,132,851	273,979	439,033	67,478

Operating Activities

Net cash generated from operating activities amounted to RMB152.1million (US$23.4 million) for the year ended December 31, 2017, primarily attributable to (i) a net income of RMB451.7 million (US$69.4 million), (ii) adjustments of depreciation of RMB14.1 million (US$2.2 million), amortization of acquired intangible assets of RMB33.2 million (US$5.1 million) and share of income of affiliates of RMB108.9 million (US$16.7 million), which were non-cash items, and (iii) an increase of accounts payable of RMB139.5 million (US$21.4 million) and other payable of RMB22.9 million (US$3.5 million) due to an increase in operational cost and expenses that had been accrued but unsettled in the fourth quarter of 2017, partially offset by (i) an increase of accounts receivable of RMB140.7 million (US$21.6 million) as a result of sales growth, and (ii) RMB177.9 million (US$27.3 million) in investment income from collective trust funds and inter-bank deposit.

Net cash generated from operating activities amounted to RMB87.8 million for the year ended December 31, 2016, primarily attributable to (i) a net income of RMB167.6 million, (ii) adjustments of depreciation of RMB13.5 million, amortization of acquired intangible assets of RMB20.2 million, compensation expenses associated with stock options of RMB4.9 million and share of income of affiliates of RMB48.3 million, which were non-cash items, and (iii) an increase of accounts payable of RMB127.0 million and other payable of RMB142.7 million due to an increase in the operational cost and expenses that had accrued but unsettled in the fourth quarter of 2016, partially offset by (i) an increase of accounts receivable of RMB271.3 million as a result of sales growth, and (ii) RMB80.6 million in investment income from collective trust funds and inter-bank deposit.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2017 was RMB23.7 million (US$3.6 million), primarily attributable to (i) cash used to purchase financial products including collective trust funds and inter-bank deposits of RMB11.1 billion (US$1.7 billion), (ii) loan to third party of RMB500.0 million (US$76.8 million), partially offset by proceeds from short term investments of RMB11.5 billion (US$1.8 billion) that had matured, (iii) purchase of property, plant and equipment of RMB20.9 million (US$3.2 million), and (iv) disposal of subsidiaries of RMB20.6 million (US$3.2 million).

Net cash used in investing activities for the year ended December 31, 2016 was RMB732.6 million, primarily attributable to (i) cash used to purchase financial products including collective trust funds and inter-bank deposits of RMB9.5 billion, and (ii) cash used to purchase intangible assets of RMB60.0 million, partially offset by (i) proceeds from short term investments of RMB8.8 billion that had matured and (ii) proceeds from disposal of subsidiaries of RMB29.4 million.

Net cash used in investing activities for the year ended December 31, 2015 was RMB1.1 billion, primarily attributable to cash used to purchase financial products including collective trust funds and inter-bank deposits of RMB2.3 billion, partially offset by (i) proceeds from short term investments of RMB994.8 million that had matured and (ii) repayment from related parties of RMB181.2 million.

Financing Activities

Net cash generated from financing activities was RMB47.6 million (US$7.3 million) for the year ended December 31, 2017 attributable to (i) proceeds of issuance of ordinary shares upon private placement of RMB201.1 million (US$30.9 million) and proceeds of upon exercise of stock options RMB64.9 million (US$10.0 million) partially offset by (i) dividend payments of totaling RMB137.2 million (US$21.1 million) and (ii) repayment of advances from the disposed subsidiary of RMB103.4 million (US$15.9 million).

Net cash used in financing activities was RMB216.6 million for the year ended December 31, 2016, attributable to payments totaling RMB213.5 million for acquisitions of noncontrolling interests in subsidiaries, partially offset by proceeds of RMB1.1 million received upon exercise of stock options.

Net cash used in financing activities was RMB143.7 million for the year ended December 31, 2015, mainly attributable to payments totaling RMB153.5 million for acquisitions of noncontrolling interests in subsidiaries.

Capital Expenditures

We incurred capital expenditures of RMB6.7 million, RMB11.9 million and RMB20.9 million (US$3.2 million) for the years ended December 31, 2015, 2016 and 2017, respectively. Our capital expenditures have been used primarily to construct our IT infrastructure and online platforms, and to purchase automobiles and office equipment for newly established insurance intermediary companies. We estimate that our capital expenditures will increase moderately in the following two or three years as we further expand our distribution and service network in China, and maintain and upgrade our IT infrastructure and online platforms. We anticipate funding our future capital expenditures primarily with net cash flows from financing and operating activities.

Borrowings

As of each of December 31, 2016 and 2017, we had no short-term or long-term bank borrowings.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of EIT on dividend derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividend distributed by such foreign-invested enterprises. As of December 31, 2017, our restricted net asset was RMB2.2 billion (US$343.4 million). This amount is composed of the registered equity of our PRC subsidiaries and the statutory reserves described above. Our ability to pay dividends primarily depends upon dividends paid by our subsidiaries. As of December 31, 2017, we had aggregate undistributed earnings of approximately RMB2.2 billion (US$339.7 million) that were available for distribution, including nil of undistributed earnings of our consolidated affiliated entities. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. As a result, as of December 31, 2017, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)

Operating lease obligations	106,291	40,450	61,320	4,521	—
Total	106,291	40,450	61,320	4,521	—

Not included in the table above are uncertain tax liabilities of RMB70.4 million (US$10.8 million). As we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, such liabilities are excluded from the contractual obligations table above.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2017.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chunlin Wang	48	Chief Executive Officer and Chairman of the Board of Directors
Peng Ge	46	Chief Financial Officer and Director
Yinan Hu	52	Director
Yunxiang Tang	72	Independent Director
Stephen Markscheid.	64	Independent Director
Allen Warren Lueth	49	Independent Director
Mengbo Yin	62	Independent Director

Mr. Chunlin Wang became our chairman of the board of directors in September 2017 and has been our chief executive officer since October 2011. He has been our director in March 2016. From April 2011 to October 2011, he was our chief operating officer. From January 2007 to October 2011, he was vice president and head of the property and casualty insurance unit of our company. From 2003 to January 2007, he served as assistant to our chairman. From 2002 to 2005, he served as the general manager of Guangdong Nanfeng, one of our first affiliated insurance intermediaries in the PRC. From 1998 to 2002, Mr. Wang served as a branch manager at Guangzhou Nanyun Car Rental Services Co., Ltd. and later Guangdong Nanfeng Automobile Association Co., Ltd., our predecessors. Mr. Wang received his bachelor’s degree in law from Central-Southern University of Politics and Law in China.

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

Mr. Yinan Hu is our co-founder and has been our director since our inception in 1998. From 1998 to September 2017, he was the chairman of our board of directors. From 1998 to October 2011, Mr. Hu served as our chief executive officer. From 1993 to 1998, Mr. Hu served as chairman of the board of directors of Guangdong Nanfeng Enterprises Co., Ltd., a company he co-founded that engaged in import and export, manufacturing of wooden doors and construction. From 1991 to 1995, Mr. Hu was an instructor of money and banking at Guangdong Institute for Managers in Finance and Trade. Mr. Hu received a bachelor’s degree and a master’s degree in economics from Southwestern University of Finance and Economics in China.

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

Mr. Stephen Markscheid has been our independent director since August 2007. Mr. Markscheid is currently a venture partner at DealGlobe, a Shanghai based investment bank. He is a member of the board of directors and a member of the audit committee, compensation committee and/or nomination committee of Jinko Solar, Inc., Ener-Core Inc., and Hexindai Inc., all of which are public companies listed in U.S and ZZ Capital, a public company listed in Hong Kong. He is also a trustee of Princeton-in-Asia, a nonprofit social service organization affiliated with Princeton University. From 2007 to 2015, he was the chief executive officer of Synergenz BioScience, Inc., a genomics company based in Hong Kong. Prior to that, Mr. Markscheid was the chief executive officer of HuaMei Capital Company, Inc., a Sino-U.S. investment advisory firm from 2006 to 2007. From 1998 to 2006, Mr. Markscheid worked for GE Capital. During his time with GE Capital, Steve led GE Capital's business development activities in China and Asia Pacific, primarily acquisitions and direct investments.. Prior to joining GE, Mr. Markscheid worked as case leader for the Boston Consulting Group throughout Asia from 1994 to 1997. Prior to that, Mr. Markscheid had been a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. Prior to that, he worked with the US-China Business Council in Washington D.C. and Beijing. Mr. Markscheid received his bachelor’s degree in East Asian studies from Princeton University, a master’s degree in international affairs and economics from the School of Advanced International Studies at Johns Hopkins University, and an MBA degree from Columbia University.

Mr. Allen Lueth has been our independent director since August 2007. Mr. Lueth is currently a member of the board of directors of Greatview Aseptic Packaging Company Limited, a company listed in Hong Kong and Roots & Shoots, a private environmental charity organization. Mr. Lueth is also vice president of finance of Cardinal Health APAC since May 2017. From 2005 to May 2017, he was vice president of Cardinal Health China and chief financial officer of under predecessor owner Zuellig Pharma, and has been a member of the board of directors of various group companies. Mr. Lueth worked for GE Capital from 1998 to 2004 in a variety of roles, including chief financial officer and chief executive officer for the Taiwan operations, and the representative for China. Earlier, he served with Coopers & Lybrand as an auditor. Mr. Lueth obtained his certificate as a certified public accountant in 1991 and a certified management accountant in 1994. Mr. Lueth received his bachelor of science in accounting degree from the University of Minnesota and an MBA degree from the J.L. Kellogg School of Management at Northwestern University.

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

In 2017, the aggregate cash compensation, including reimbursement of expenses, to our executive officers was approximately RMB1.6 million (US$0.2 million), and the aggregate cash compensation to our non-executive directors was approximately RMB2.0 million (US$0.3 million). We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our executive officers and directors except for statutory social security payment.

Share Incentives

2007 Share Incentive Plan

Our 2007 Share Incentive Plan is intended to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 136,874,658 ordinary shares for issuance under our 2007 Share Incentive Plan, which was approximately 15% of our outstanding ordinary shares at the time we authorized the number of ordinary shares reserved for issuance. The 2007 Share Incentive Plan expired upon the tenth anniversary of the shareholder approval of the 2007 Share Incentive Plan.

On November 21, 2008, our board of directors approved the grant of options to purchase an aggregate of 32,000,000 ordinary shares to various directors, officers and employees pursuant to the 2007 Share Incentive Plan (the “2008 Option”). The exercise price of these options is US$0.28 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). The options are scheduled to vest over a four-year period starting from March 31, 2010, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. As of March 31, 2018, all of the 2008 Option had been exercised or forfeited.

On March 9, 2009, our board of directors voted to grant options to purchase an aggregate of 10,000,000 ordinary shares to employees under the amended and restated 2007 Share Incentive Plan (the “2009 Option”). The exercise price of these options is US$0.34 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). These options are scheduled to vest over a four-year period starting from March 31, 2010, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. As of March 31, 2018, all of the 2009 Option had been exercised or forfeited..

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

In November 2014, the board and compensation committee passed a resolution to modify the exercise price of the 2012 Options. Except for the 2012 Options granted to one of the independent directors who is a US resident, the exercise price of the rest of the 2012 Options was reduced from US$0.30 per ordinary share (for certain directors, officers, key employees and sales agents) and US$0.31 per ordinary share (for the other independent director who is a US resident) to US$0.001 per ordinary share while the maximum aggregate award of 96,645,000 ordinary shares was reduced to 46,722,500 ordinary shares. The options are subject to the same service period. As of December 31, 2014, except for the options granted to one of the independent directors, outstanding options to purchase 91,327,722 ordinary shares were modified into 45,663,861 shares options. There was no incremental cost as a result of such option modification. As of March 31, 2018, 2,800,000 ordinary shares underlying the 2012 Options are outstanding and exercisable.

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

As of March 31, 2018, options to purchase 2,800,000 ordinary shares were outstanding. The following table summarizes the outstanding options as of March 31, 2018, .

Name(1)	Options Outstanding	Exercise Price (Per Ordinary Share)(US$)	Grant Date	Expiration Date
Stephen Markscheid	800,000	0.001	March 12, 2012	March 12, 2022
Allen Warren Lueth	1,600,000	0.3135	March 12, 2012	March 12, 2022
Mengbo Yin	400,000	0.001	March 12, 2012	March 12, 2022

 _____________________

(1) Upon cash exercise of all of the share options beneficially owned by Mr. Chunlin Wang, Mr. Peng Ge and Mr. Yinan Hu in November, 2017, 4,050,000, 5,350,000 and 6,500,000 ordinary shares have been issued to Kingsford Resources, Green Ease and Sea Synergy which were respectively 100% beneficially owned by Mr. Wang, Mr. Ge and Mr. Hu.

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

In compliance with Rule 5605 of the Nasdaq Listing Rules, a majority of our directors and all of the committee members of our board of directors are independent directors. During 2017, our board of directors met in person or passed resolutions by unanimous written consent 11 times. In addition, our independent directors held executive sessions without the presence of non-independent directors or members of management twice during 2017. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

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

In 2017, our audit committee held meetings or passed resolutions by unanimous written consent 4 times.

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

In 2017, our compensation committee held meetings or passed resolutions by unanimous written consent twice.

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

In 2017, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent twice.

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

Terms of Directors and Executive Officers

All directors hold office until their successors have been duly elected and qualified. Outside of certain specified circumstances, including resigning, becoming bankrupt or being of unsound mind or being absent from board meetings without special leave of absence for six consecutive months, a director may only be removed by a special resolution of the shareholders. Officers are elected by and serve at the discretion of the board of directors. We do not have contracts in place with any of our directors providing for benefits upon termination of employment. For the period during which the directors and executives have served in the office, please see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.”

D.	Employees

Employees, Sales Agents and Training

We had 4,157, 4,579 and 3,344 employees as of December 31, 2015, 2016 and 2017, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees by function as of December 31, 2017:

	Number of Employees	% of Total
Management and administrative staff	2,009	57.3
Financial and accounting staff	164	4.7
Professional claims adjustors	1,226	35.0
Information technology staff	105	3.0
Total	3,504	100.0

As of December 31, 2015, 2016 and 2017, we had 116,164, 231,592 and 506,231 sales representatives, respectively. 99.9% of these sales representatives are independent sales agents who are not our employees and are only compensated by commissions. We have contractual relationships with these sales agents. For the sale of each property and casualty insurance policy or life insurance policy with a single premium payment schedule, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each life insurance policy with a periodic premium payment schedule, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period.

Our life insurance sales agents are typically organized into sales teams with a multilevel hierarchy, typically with five layers. A life insurance sales agent not only receives a commission for the insurance policies that he or she sells, but also a smaller commission for insurance policies sold by agents under his or her management.

Our sales agents, in-house sales representatives and claims adjustors are our most valuable asset and are instrumental in helping us build and maintain long-term relationships with our customers. Therefore, we place a strong emphasis on training our sales force. We provide trainings to both new sales agents and existing sales agents, on a monthly or quarterly basis, with a different emphasis. For newly sales agents, we offer orientation courses that are designed to familiarize them with corporate culture, insurance products, and sales skills. For the existing sales agents, we offer on-the-job training courses that aim to enhance their sales skills and knowledge of different insurance products.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares, as of March 31, 2018, by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

As of March 31, 2018, there were 1,300,191,084 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned(1) (2)
	Number	%
Directors and Executive Officers:
Chunlin Wang(3)	23,252,100	1.8%
Peng Ge(4)	44,562,260	3.4%
Yinan Hu(5)	199,739,310	15.4%
Stephen Markscheid	*	*
Allen Warren Lueth	*	*
Mengbo Yin	*	*
All Directors and Executive Officers as a Group(6)	271,053,670	20.8%

Principal Shareholders:
Sea Synergy Limited(7)	189,689,110	14.6%
Qiuping Lai(8)	206,361,240	15.9%
Master Trend Limited(8)	200,961,240	15.5%
Fosun International Limited(9)	79,860,720	6.1%

______________________

*	Less than 0.5% of our total outstanding ordinary shares.

†	Except for our independent directors, the business address of our directors and executive officers is c/o 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China.

(1)	The number of shares beneficially owned by each director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested.

(2)	Percentage of beneficial ownership of each director and executive officer is based on 1,300,191,084 ordinary shares outstanding as of March 31, 2018, and the number of ordinary shares underlying options held by such person that have vested.

(3)	Includes 23,252,100 ordinary shares held by Kingsford Resources Limited, or Kingsford Resources, which is 100% held by Better Rise Investments. Mr. Wang previously owned 100% of the equity interests in Better Rise following a series of internal transfers between September 2014 and January 2017 as reported on Schedule 13D/A jointly filed by Kingsford Resources, Green Ease Investments Limited, or Green Ease, Mr. Wang and Mr. Ge on January 18, 2018. In March 2018, Mr. Wang donated all of the shares of Better Rise held by him to a family trust, of which he is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Better Rise Investments and Mr. Wang may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Kingsford Resources.

(4)	Includes 44,562,260 ordinary share held by Green Ease, which is 100% held by High Rank Investments Limited, or High Rank. High Rank was previously 100% owned by Mr. Ge. In March 2018, Mr. Ge donated all of the shares of High Rank held by him to a family trust, of which he is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank Investments and Mr. Ge may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Green Ease.

(5)	Includes (i) 10,041,200 ordinary shares in the form of ADSs of our company acquired by Mr. Hu on the open market, and (ii) 189,698,110 ordinary shares of our company directly held by Sea Synergy Limited, or Sea Synergy. Mr. Hu and his wife previously held approximately 98.6% and 1.4%, respectively, of the total outstanding shares of Sea Synergy. In 2017, Mrs. Hu transferred the shares of Sea Synergy held by her to Mr. Hu and in March 2018, Mr. Hu donated all of the shares of Sea Synergy held by him to a family trust, of which he is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Hu may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Green Ease.

(6)	Includes ordinary shares beneficially owned by all of our directors and executive officers as a group and ordinary shares underlying all options held by such persons that have vested or will vest within 60 days after March 31, 2018.

(7)	Includes 189,698,110 ordinary shares of our company directly held by Sea Synergy. In September 2014, Mr. Hu transferred 6,500,000 ordinary shares underlying all the options held by him to Sea Synergy, which were subsequently converted into ordinary shares upon cash exercise in November 2017. The registered address of Sea Synergy is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)	Includes 149,052,860 ordinary shares and 51,908,380 ordinary shares in the form of ADSs held by Master Trend Limited and 5,400,000 Ordinary Shares issued upon cash exercise of options held by Crown Charm Limited. Mr. Lai beneficially holds 100% of the total outstanding shares of Master Trend and Crown Charm Limited. The registered address of Master Trend is 4F, 5F and 1602 Central Tower, No. 28 Queen's Road, Central, Hong Kong.

(9)	As reported on Schedule 13G filed by Fosun International Limited, or Fosun International, on February 9, 2018, the number includes 693,036 ordinary shares in the form of ADS acquired in the open market and 66,000,000 ordinary shares subscribed by Fosun Industrial Holdings Limited, or Fosun Industrial, a wholly-owned subsidiary of Fosun International in a private placement in April 2017. The percentage of beneficial ownership was calculated based on the total number of ordinary shares outstanding as of March 31, 2018. The address of the principal business office of both Fosun International and Fosun Industrial is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2018, J.P. Morgan Chase Bank, N.A., or J.P. Morgan, the depositary for our ADS program, is our only record holder in the United States, holding approximately 48.9% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Amounts Due from an Affiliate and its Subsidiaries

We agreed to grant a revolving loan with a maximum amount of US$50.0 million (equivalent to RMB318.0 million as per the agreement) to Sincere Fame, and its subsidiaries, pursuant to a facility letter, or the Facility entered in October 2011. The facility is valid for two years and was renewed for another two years in October 2013 and October 2015. On January 1, 2012, we and Sincere Fame further entered into a supplemental loan agreement, which established the legal rights to offset the interests and amounts receivable and payable between us and Sincere Fame, and all subsidiaries of us and Sincere Fame. These amounts are unsecured, bear interest at 7.3% and are repayable on demand. As of December 31, 2016 and 2017, the amount due from Sincere Fame and its subsidiaries represented nil in principal receivable, and RMB32.5 million and nil interest receivable, respectively. The interest receivable is non-interest bearing.

Shares Sold to Employee Companies and Subscription Receivables from Employee Companies

In November 2014, we entered into share purchase agreements with companies established on behalf of our employees, or the Employee Companies, for the issuance of up to 100,000,000 ordinary shares of our company. In December 2014, we increased the new shares issued to the employees to 150,000,000 ordinary shares, representing approximately 13.0% of our then enlarged total share capital upon completion of the transaction. The purchase price for the 100,000,000 ordinary shares is US$0.27 per ordinary share or US$5.40 per ADS, while the purchase price for the additional 50,000,000 ordinary shares is US$0.29 per ordinary share or US$5.80 per ADS, both of which are the average closing prices for the 20 trading days prior to the board approvals. The shares purchased by the Employee Companies were subject to a 180 days lock-up. The sale of shares to the Employee Companies was completed on December 17, 2014. As of March 31, 2018, there was 150,000,000 ordinary shares outstanding held by the Employee Companies.

In order to facilitate the purchase of shares by our employees as described above, we have granted a loan to Employee Companies. The loans bear interest at a rate of 3.0% per annum and is repayable upon the sale of the shares by employees, termination of employment or within two years, whichever comes first. The interest rate is determined with reference to fair market prices and therefore no interest-related compensation expense is recorded. The repayment of the loan was further extended to June 2018. During the year 2017, the Company received repayment amounting to RMB 22.2 million (US$ 3.4 million).

Revenues and Other Incomes from Affiliates

The Company charged affiliates interest income of nil and RMB 8,714 for loans receivable for the years ended December 31, 2016 and 2017, respectively.

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

On February 28, 2017, our board of directors approved a cash dividend policy, which provided for an annual cash dividend to shareholders of no less than 30% of our net income attributable to shareholders in the previous fiscal year. On April 20, 2017, our board of directors declared an annual cash dividend of US$0.006 per ordinary share, or US$0.12 per ADS, payable on or around May 18, 2017 to shareholders of record on May 8, 2017.

On September 18, 2017, our board of directors modified the dividend policy to adopt a quarterly payment schedule in lieu of an annual dividend, with the dividend payout ratio of no less than 50% of net income attributable to the Company's shareholders instead of no less than 30% under the annual dividend policy previously announced on April 20, 2017. On November 20, 2017, our board of directors declared a quarterly dividend of US$0.01 per ordinary share, or US$0.20 per ADS payable on or around December 22, 2017 to shareholders of record on December 8, 2017.  On March 9, 2018, our board of directors declared a quarterly dividend of US$0.01 per ordinary share, or US$0.20 per ADS payable on or around April 10, 2018 to shareholders of record on March 26, 2018.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, will be paid in U.S. dollars. Currently, we have no plan to repatriate the remaining undistributed earnings from our subsidiaries in China and we intend to retain all of our available funds held by subsidiaries in China and their future earnings to operate and expand our business.

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

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Select Market for the periods indicated.

	Sales Price
	High	Low
	US$	US$
Annual High and Low
2013	7.00	4.75
2014	9.44	4.90
2015	12.49	5.56
2016	10.35	6.19
2017	24.98	6.19

Quarterly Highs and Lows
First Quarter of 2016	9.38	6.47
Second Quarter of 2016	8.48	6.19
Third Quarter of 2016	9.58	7.06
Fourth Quarter of 2016	10.35	7.71
First Quarter of 2017	9.61	6.79
Second Quarter of 2017	9.26	7.31
Third Quarter of 2017	13.7	8.21
Fourth Quarter of 2017	24.98	12.17
First Quarter of 2018	33.81	21.55
Monthly Highs and Lows
October 2017	15.97	12.17
November 2017	23.94	14.25
December 2017	24.98	20.2
January 2018	31.85	22.83
February 2018	33.7	24.42
March 2018	33.81	25.18
April 2018 (through April 19, 2018)	27.88	25.32

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing 20 ordinary shares, is listed on the Nasdaq Global Select Market under the symbol “FANH.” From October 31, 2007 until December 6, 2016, our ticker symbol was “CISG.” From October 31, 2007 until January 1, 2009, our ADSs were listed on the Nasdaq Global Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as adopted by our shareholders by special resolution at the extraordinary general meeting held on December 6, 2016, as well as the Cayman Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The registered office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as our board of directors may decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Cayman Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Redemption, Repurchase and Surrender of Shares. Subject to the provisions of the Companies Law and our articles of association, we may issue shares on terms that they are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as our board of directors may determine before the issue of such shares. We also may purchase our own shares, provided that our shareholders have approved the manner of purchase by ordinary resolution or the manner of purchase is in accordance with that specified in our articles of association. The manner of purchase specified in our articles of association, which cover purchases of shares listed on an internationally recognized stock exchange and shares not so listed, is in accordance with Section 37(2) of the Companies Law or any modification or reenactment thereof for the time being in force. In addition, our company may accept the surrender of any fully paid share for no consideration. Pursuant to the Cayman Companies Law, upon the repurchase, redemption or surrender of shares, the board of directors can determine whether or not to cancel those shares or hold them as treasury shares pending cancellation, transfer or sale. The company must obtain authorization to hold such shares as treasury shares either in accordance with the procedures set out in the company’s articles of association or (if there are none) by a board resolution before being repurchased, redeemed or surrendered in accordance with the usual rules and articles.

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service (“IRS”) and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This summary does not discuss the so-called Medicare tax on net investment income, any United States federal non-income tax laws, including the United States federal estate and gift tax laws, or the laws of any state, local or non-United States jurisdiction.

This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks and certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who use or are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our voting power or value;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities;

•	persons required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	persons that hold, directly, indirectly or by attribution, ADSs, ordinary shares or other ownership interests in us prior to our initial public offering.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnership holding our ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of investing and holding our ADSs or ordinary shares.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for our taxable year ending December 31, 2017. A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated United States GAAP financial statements.

The composition of our income and assets will be affected by the market price of our ADSs and how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Unless the market price of our ADSs increases or we reduce the amount of cash, short term investments and other passive assets we hold sufficiently from current levels, we believe that we are likely to remain a PFIC for future taxable years. However, PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that the IRS will not take a contrary position.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares (as we believe we were for 2017 and prior years), we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares (as we believe we were for 2017 and prior years), then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which a United States Holder holds our ADSs or ordinary shares (as we believe we were for 2017 and prior years) and any of our non-United States subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such United States Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, a lower tier PFIC) for purposes of the application of these rules. United States Holders should consult their tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares (as we believe we were for 2017 and prior years), then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock” (as defined below). If you make a mark-to-market election for our ADSs or ordinary shares, you will include in gross income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed below under “ —Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower capital gains rate applicable to qualified dividend income generally would not apply.

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

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. In light of our belief that we were a PFIC for 2017, United States Holders are urged to consult their tax advisors regarding the availability of mark-to-market election, and whether making the election would be advisable in such United States Holder’s particular circumstances.

Because a mark-to-market election cannot be made for any lower tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a United States shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury Regulations. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds our ADSs or ordinary shares in any year in which we are classified as a PFIC (as we believe we were for 2017 and prior years) will be required to file an annual report containing such information as the United States Treasury Department may require. You are strongly urged to consult your own tax advisor regarding the impact of our being a PFIC for 2017 on your investment in our ADSs and ordinary shares, as well as the application of the PFIC rules to your investment in our ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed above, the gross amount of any distribution that we make to you with respect to our ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year. We believe that we were a PFIC for our taxable years ended December 31, 2014, 2015, and 2016 and, as discussed above under “E. Taxation — Passive Foreign Investment Company,” we believe that we were a PFIC for our taxable year ending December 31, 2017.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as are our ADSs (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States We believe, but we cannot assure you, that dividends we pay, if any, on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, including ineligibility for reduced rates as a result of our being a PFIC, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information — Taxation — PRC Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, including ineligibility for reduced rates as a result of our being a PFIC, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the United States Holder elects to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report on Form 20-F.

Any PRC withholding taxes imposed on dividends paid to you with respect to the ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Ordinary Shares

You will recognize gain or loss on a sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “E. Taxation — Passive Foreign Investment Company,” above, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the ADS or ordinary share for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of the ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of the ADSs or ordinary shares (see “Item 10. Additional Information — Taxation — PRC Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our ADSs or ordinary shares, and the proceeds from the sale or exchange of our ADSs or ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed $50,000.

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

For a list of our subsidiaries as of March 31, 2018, see Exhibit 8.1 to this annual report.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of December 31, 2017, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$26.2 million and HK dollar-denominated financial assets amounting to HK$2.4 million as of December 31, 2017. A 10% appreciation of the RMB against the U.S. dollar and HK dollar would have resulted in a decrease of RMB17.3 million (US$2.7 million) in the value of our U.S. dollar-denominated and HK dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

Item 12.	Description of Securities Other than Equity Securities

A.    Debt Securities

Not applicable.

B.    Warrants and Rights

Not applicable.

C.     Other Securities

Not applicable.

D.     American Depositary Shares

Fees Payable by ADS Holders

We have appointed J.P. Morgan as our depositary. A copy of our Form of Deposit Agreement with J.P. Morgan was filed with the SEC as an exhibit to our Form F-6 registration statement initially filed on October 17, 2007 and amended on December 7, 2016 and November 28, 2017, or the Deposit Agreement. Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to J.P. Morgan, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

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

Direct Payments

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the program. For the years ended December 31, 2016 and 2017, the depositary reimbursed US$0.1 million and US$0.1 million, respectively. For the years ended December 31, 2016 and 2017, 30% of the depositary reimbursement has been deducted as withholding income tax, respectively. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders. The table below sets forth the types of expenses that J.P. Morgan has agreed to reimburse and the amounts reimbursed for the years ended December 31, 2016 and 2017.

	For the Year Ended December 31,
	2016	2017
	(in thousands of US$)
Investor relations(1)	45.5	112.9
Directors and officers liability insurance	104.4	94.8
Legal fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	—	—
Listing fees	—	—
Others	—	—
	149.9	207.7

______________________

(1)	Includes expenses in relation with roadshows, press release distribution, maintenance of investor relations website and printing.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

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

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2017, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2017 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2017, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report of the Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fanhua Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Fanhua Inc. and its subsidiaries (the "Group") as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2017, of the Group and our report dated April 20, 2018, expressed an unqualified opinion and includes an explanatory paragraph relating to the translation of Renminbi amounts into United States dollars amounts for the convenience of the readers in the United States of America on those financial statements.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/Deloitte Touche Tohmatsu
Hong Kong
April 20, 2018

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

	For the Year Ended December 31,
	2016	2017
	(in thousands of US$)
Audit fees(1)	1,456.0	1,467.5
Audit-related fees(2)	60.0	60.0
Tax fees(3)	6.0	—
All other fees(4)	—	—

(1)	“Audit fees” meant the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of quarterly financial statements included in our reports on Form 6-K, services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” meant the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” meant the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in the other categories.

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

Item 16H.	Mine Safety Disclosure

Not applicable

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Fanhua Inc., its subsidiaries and variable interest entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333-146605), as adopted by special resolution dated December 6, 2016, initially filed with the Commission on October 10, 2007)

1.2	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 18, 2008 (incorporated by reference to Exhibit 99.2 of our report on Form 6-K furnished to the Commission on December 22, 2008)

1.3	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 6, 2016 (incorporated by reference to Exhibit 1.3 of our annual report on Form 20-F initially filed with the Commission on April 19, 2017)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts, as amended and restated (incorporated by reference to Exhibit 99.(a) of our F-6 registration statement (File No. 333-146765), filed with the Commission on November 28, 2017

4.1	2007 Share Incentive Plan (as amended and restated effective December 18, 2008) (incorporated by reference to Exhibit 99.3 of our report on Form 6-K furnished to the Commission on December 22, 2008)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.3	Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F filed with the Commission on May 15, 2009)

4.5	Share Purchase Agreement dated November 27, 2014, between Rosyedge Limited and CNinsure Inc. (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F filed with the Commission on April 23, 2015)

4.6	Share Purchase Agreement dated November 27, 2014, between Ojeda Limited and CNinsure Inc. (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F filed with the Commission on April 23, 2015)

4.7	Share Purchase Agreement dated December 12, 2014, between Colour Step Limited and CNinsure Inc. (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F filed with the Commission on April 23, 2015)

Exhibit Number	Description of Document

4.8	Loan Agreement between the Company and Rosyedge Limited, Ojeda Limited and Colour Step Limited dated December 17, 2015 regarding the Share Purchase Agreements in November 27, 2014 and December 12, 2014. (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F filed with the Commission on April 23, 2015)

4.9*	Share Purchase Agreement dated September 30, 2017, amongst Beijing Cheche Technology Co., Ltd., Fanhua Insurance Sales Services Group Company Limited and Fanhua Times Insurance Sales & Services Co. Ltd.

4.10*	Share Purchase Agreement dated September 30, 2017, between Fanhua Times Insurance Sales & Services Co. Ltd. and Fanhua Insurance Sales Services Group Company Limited.

8.1*	Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Global Law Office

15.3*	Consent of Deloitte Touche Tohmatsu

101*	Financial information from Registrant for the year ended December 31, 2017 formatted in eXtensible Business Reporting Language (XBRL):

(i)       Consolidated Balance Sheets as of December 31, 2016 and 2017;
(ii)      Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2015, 2016 and 2017;
(iii)     Consolidated Statements of Shareholder’s Equity for the Years Ended December 31, 2015, 2016 and 2017;
(iv)     Consolidated Statements of Cash Flows for the Years Ended December 31, 2015, 2016 and 2017;
(v)      Notes to Consolidated Financial Statements; and
(vi) Schedule 1 — Condensed Financial Statements of Fanhua Inc.

______________________
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

Date: April 20, 2018

FANHUA INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fanhua Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fanhua Inc., its subsidiaries and its variable interest entities (the "Group") as of December 31, 2016 and 2017, the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2017, the related notes and the schedule 1 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(w) to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Group's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2018, expressed an unqualified opinion on the Group’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Deloitte Touche Tohmatsu
Hong Kong
April 20, 2018

We have served as the Group's auditor since 2007.

FANHUA INC.

Consolidated Statements of Financial Position
(In thousands, except for shares and per share data)

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	236,952	363,746	55,907
Restricted cash	31,996	75,287	11,571
Short term investments	2,797,842	2,498,730	384,048
Accounts receivable, net of allowance for doubtful accounts of RMB16,792 and RMB20,198 (US$3,104) as of December 31, 2016 and 2017, respectively (Note 2(e))	501,804	515,194	79,184
Insurance premium receivables	187	4,325	665
Other receivables, net (Note 4)	49,094	631,381	97,041
Amounts due from related parties (Note 15)	32,495	—	—
Other current assets	31,230	43,864	6,742
Current assets held for sale (Note 2(x) & Note 3)	12,964	—	—
Total current assets	3,694,564	4,132,527	635,158

Non-current assets:
Property, plant, and equipment, net (Note 5)	31,338	26,075	4,008
Goodwill, net (Note 6)	122,077	109,869	16,887
Intangible assets, net (Note 2(g))	59,472	17,210	2,645
Deferred tax assets (Note 11)	8,277	2,091	321
Investments in affiliates (Note 7)	294,576	404,783	62,214
Other non-current assets (Note 2(j))	28,188	45,187	6,945
Non-current assets held for sale (Note 2(x) & Note 3)	76	—	—
Total non-current assets	544,004	605,215	93,020
Total assets	4,238,568	4,737,742	728,178

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable	240,952	203,024	31,204
Insurance premium payables	3,750	9,553	1,468
Other payables and accrued expenses (Note 9)	273,458	241,894	37,178
Accrued payroll	58,758	77,424	11,900
Income taxes payable	90,118	129,965	19,975
Current liabilities held for sale (Note 2(x) & Note 3)	80,083	—	—
Total current liabilities	747,119	661,860	101,725

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Financial Position—(Continued)

(In thousands, except for shares and per share data)

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities (Note 11)	72,778	70,350	10,813
Deferred tax liabilities (Note 11)	14,577	17,139	2,634
Total non-current liabilities	87,355	87,489	13,447
Total liabilities	834,474	749,349	115,172

Commitments and contingencies (Note 16)

Equity:
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 1,165,072,926 and 1,300,191,084 as of December 31, 2016 and 2017, respectively) (Note 12)	8,658	9,571	1,471
Additional paid-in capital	2,301,655	2,429,559	373,416
Statutory reserves (Note 14)	311,590	311,038	47,806
Retained earnings	1,018,928	1,468,708	225,737
Accumulated other comprehensive loss	(65,844)	(93,108)	(14,310)
Subscription receivables (Note 2(m))	(288,135)	(248,717)	(38,227)
Total shareholders’ equity	3,286,852	3,877,051	595, 893
Noncontrolling interests	117,242	111,342	17,113
Total equity	3,404,094	3,988,393	613,006
Total liabilities and shareholders' equity	4,238,568	4,737,742	728,178

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net revenues:
Agency	2,155,264	3,746,471	3,780,217	581,008
Life insurance business	319,916	990,541	2,424,444	372,630
P&C insurance business	1,835,348	2,755,930	1,355,773	208,378
Claims adjusting	303,846	336,413	308,256	47,378
Total net revenues	2,459,110	4,082,884	4,088,473	628,386
Operating costs and expenses:
Agency	(1,675,262)	(2,906,791)	(2,864,882)	(440,324)
Life insurance business	(205,313)	(673,230)	(1,636,340)	(251,501)
P&C insurance business	(1,469,949)	(2,233,561)	(1,228,542)	(188,823)
Claims adjusting	(181,370)	(199,810)	(194,525)	(29,898)
Total Operating costs	(1,856,632)	(3,106,601)	(3,059,407)	(470,222)
Selling expenses	(125,041)	(502,802)	(221,785)	(34,088)
General and administrative expenses	(448,989)	(481,947)	(534,145)	(82,096)
Total operating costs and expenses	(2,430,662)	(4,091,350)	(3,815,337)	(586,406)
Income (loss) from continuing operations	28,448	(8,466)	273,136	41,980
Other income, net:
Investment income	65,624	115,275	191,784	29,477
Interest income	57,206	6,901	25,891	3,980
Others, net	20,964	10,341	14,284	2,195
Income from continuing operations before income taxes, share of income of affiliates and discontinued operations	172,242	124,051	505,095	77,632
Income tax expense	(25,553)	(27,249)	(167,803)	(25,791)
Share of income of affiliates	26,924	48,293	108,944	16,744
Net income from continuing operations	173,613	145,095	446,236	68,585
Net income from discontinued operations, net of tax (Note 2(x) & Note 3)	41,868	22,543	5,480	842
Net income	215,481	167,638	451,716	69,427
Less: net income attributable to the noncontrolling interests	5,395	10,591	2,488	382
Net income attributable to the Company’s shareholders	210,086	157,047	449,228	69,045

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Income and Comprehensive Income - Continued
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Net income per share:

Basic:
Net income from continuing operations	0.14	0.12	0.36	0.06
Net income from discontinued operations	0.04	0.02	0.00	0.00
Net income	0.18	0.14	0.36	0.06
Diluted:
Net income from continuing operations	0.14	0.11	0.36	0.06
Net income from discontinued operations	0.03	0.02	0.00	0.00
Net income	0.17	0.13	0.36	0.06

Net income per American Depositary Shares ("ADS"):

Basic:
Net income from continuing operations	2.92	2.32	7.20	1.11
Net income from discontinued operations	0.73	0.39	0.09	0.02
Net income	3.65	2.71	7.29	1.13
Diluted:
Net income from continuing operations	2.79	2.23	7.20	1.11
Net income from discontinued operations	0.70	0.37	0.09	0.02
Net income	3.49	2.60	7.29	1.13
Shares used in calculating net income per share:

Basic:	1,151,705,374	1,160,592,325	1,231,698,725	1,231,698,725
Diluted	1,203,323,521	1,208,821,796	1,261,223,049	1,261,223,049

Net income	215,481	167,638	451,716	69,427
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	6,153	2,177	(10,664)	(1,639)
Changes in fair value of short term investments	—	632	(632)	(97)
Share of other comprehensive gain (loss) of affiliates	37,567	(37,911)	1,263	194
Total Comprehensive income	259,201	132,536	441,683	67,885
Less: Comprehensive income attributable to the noncontrolling interests	5,395	10,591	2,488	382
Comprehensive income attributable to the Company’s shareholders	253,806	121,945	439,195	67,503

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Shareholders' Equity
(In thousands, except for shares and per share data)

	Share Capital			Treasury Stock
	Number of Share	Amounts	Additional Paid-in Capital	Number of Share	Amounts	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive loss	Subscription Receivables	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as January 1, 2015	1,150,565,906	8,563	2,601,401	—	—	198,422	764,963	(105,106)	(257,491)	123,508	3,334,260
Net income	—	—	—	—	—	—	210,086	—	—	5,395	215,481
Foreign currency translation	—	—	—	—	—	—	—	17,491	(11,338)	—	6,153
Repurchase of ordinary shares	—	—	—	(2,261,100)	(6,276)	—	—	—	—	—	(6,276)
Exercise of share options	4,493,620	29	(4,787)	2,261,100	6,276	—	—	—	—	—	1,518
Share-based compensation	—	—	17,653	—	—	—	—	—	—	—	17,653
Provision for statutory reserves	—	—	—	—	—	104,414	(104,414)	—	—	—	—
Acquisition of additional interests in subsidiaries	—	—	(160,023)	—	—	—	—	—	—	(27,787)	(187,810)
Disposal of a subsidiary	—	—	—	—	—	(721)	721	—	—	473	473
Dividends distributed to noncontrolling interest	—	—	—	—	—	—	—	—	—	(2,450)	(2,450)
Capital injection by noncontrolling interests	—	—	—	—	—	—	—	—	—	17,000	17,000
Share of other comprehensive gain of affiliates	—	—	—	—	—	—	—	37,567	—	—	37,567
Balance as of December 31, 2015	1,155,059,526	8,592	2,454,244	—	—	302,115	871,356	(50,048)	(268,829)	116,139	3,433,569
Net income	—	—	—	—	—	—	157,047	—	—	10,591	167,638
Foreign currency translation	—	—	—	—	—	—	—	21,483	(19,306)	—	2,177
Exercise of share options	2,597,400	17	1,127	—	—	—	—	—	—	—	1,144
Share-based compensation	—	—	4,937	—	—	—	—	—	—	—	4,937
Provision for statutory reserves	—	—	—	—	—	9,909	(9,909)	—	—	—	—
Acquisition of additional interests in a subsidiary	7,416,000	49	(174,779)	—	—	—	—	—	—	(4,493)	(179,223)
Disposal of subsidiaries	—	—	16,126	—	—	(434)	434	—	—	(4,995)	11,131
Changes in fair value of short term investments	—	—	—	—	—	—	—	632	—	—	632
Share of other comprehensive loss of affiliates	—	—	—	—	—	—	—	(37,911)	—	—	(37,911)
Balance as of December 31, 2016	1,165,072,926	8,658	2,301,655	—	—	311,590	1,018,928	(65,844)	(288,135)	117,242	3,404,094

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Shareholders' Equity — (Continued)
(In thousands, except for shares and per share data)

	Share Capital			Treasury Stock
	Number of Share	Amounts	Additional Paid-in Capital	Number of Share	Amounts	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive loss	Subscription Receivables	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income	—	—	—	—	—	—	449,228	—	—	2,488	451,716
Foreign currency translation	—	—	—	—	—	—	—	(27,895)	17,231	—	(10,664)
Exercise of share options	69,118,158	458	64,488	—	—	—	—	—	—	—	64,946
Provision for statutory reserves	—	—	—	—	—	30,658	(30,658)	—	—	—	—
Private placement	66,000,000	455	200,632	—	—	—	—	—	—	—	201,087
Subscription receipt	—	—	—	—	—	—	—	—	22,187	—	22,187
Distribution of dividend	—	—	(137,216)	—	—	—	—	—	—	—	(137,216)
Disposal of subsidiaries	—	—	—	—	—	(31,210)	31,210	—	—	(8,388)	(8,388)
Changes in fair value of short term investments	—	—	—	—	—	—	—	(632)	—	—	(632)
Share of other comprehensive gain of affiliates	—	—	—	—	—	—	—	1,263	—	—	1,263
Balance as of December 31, 2017	1,300,191,084	9,571	2,429,559	—	—	311,038	1,468,708	(93,108)	(248,717)	111,342	3,988,393
Balance as of December 31, 2017 in US$	—	1,471	373,416	—	—	47,806	225,737	(14,310)	(38,227)	17,113	613,006

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2015[1]	2016[1]	2017	2017
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	215,481	167,638	451,716	69,427
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	18,383	13,492	14,099	2,167
Amortization of intangible assets	11,571	20,232	33,177	5,099
Allowance for doubtful receivables	7,597	2,381	11,328	1,741
Compensation expenses associated with stock options	17,653	4,937	—	—
Loss (gain) on disposal of property, plant and equipment	(126)	115	(104)	(16)
Investment income	(31,092)	(80,599)	(177,862)	(27,337)
Gain on disposal of subsidiaries	—	(3,082)	(2,009)	(309)
Share of income of affiliates	(26,924)	(48,293)	(108,944)	(16,744)
Deferred taxes	(1,067)	(14,736)	9,512	1,462
Changes in operating assets and liabilities:
Accounts receivable	(61,356)	(271,275)	(140,712)	(21,627)
Insurance premium receivables	(1,054)	1,339	(4,603)	(707)
Other receivables	7,222	(6,395)	(207,162)	(31,840)
Amounts due from related parties	(8,088)	3,727	(8,714)	(1,339)
Other current assets	(4,920)	(15,074)	(5,962)	(916)
Accounts payable	33,026	127,015	139,528	21,445
Insurance premium payables	2,244	304	7,165	1,101
Other payables and accrued expenses	71,506	142,720	22,901	3,520
Accrued payroll	9,143	11,446	41,472	6,374
Income taxes payable	6,433	29,530	69,729	10,717
Dividend received	—	—	10,000	1,537
Other tax liabilities	15,672	2,424	(2,428)	(374)
Net cash generated from operating activities	281,304	87,846	152,127	23,381
Cash flows used in investing activities:
Purchase of short term investments	(2,308,956)	(9,515,500)	(11,055,424)	(1,699,188)
Proceeds from disposal of short term investments	994,839	8,825,355	11,531,556	1,772,368
Purchase of property, plant and equipment	(6,663)	(11,885)	(20,899)	(3,212)
Purchase of intangible asset	—	(60,000)	—	—
Proceeds from disposal of property and equipment	539	48	156	24

__________________________

1 In November 2016, the FASB issued ASU No. 2016-18 ("ASU 2016-18"), Statement of Cash Flows (Topic 230) - Restricted Cash. This ASU requires amounts generally described as restricted cash and restricted cash equivalents to be included in cash and cash equivalents when reconciling beginning-of-period and end of- period total amounts shown on the statement of cash flows. The provisions of ASU 2016-18 are effective for reporting periods beginning after December 15, 2017 and are to be applied retrospectively; early adoption is permitted. In connection with the adoption of this update, the Group have reclassified RMB10,107 and RMB16,152 of restricted cash from investing activities to the cash and, cash equivalents, and restricted cash balance in the years ended December 31, 2015 and 2016, respectively, to be consistent with the 2017 presentation.

FANHUA INC.

Consolidated Statements of Cash Flows—(Continued)

(In thousands)

	Year Ended December 31,
	2015[1]	2016[1]	2017	2017
	RMB	RMB	RMB	US$
Disposal of subsidiaries, net of cash disposed of RMB4,544 ,RMB1,336 and RMB94,677 (US$14,552) in 2015, 2016 and 2017, respectively	15,476	29,376	(20,564)	(3,160)
Decrease (increase) in other receivables	16,120	—	(500,000)	(76,849)
Additions in investments in non-current assets	(13,980)	—	—	—
Decrease in amounts due from related parties	181,181	—	41,452	6,371
Net cash used in investing activities	(1,121,444)	(732,606)	(23,723)	(3,646)
Cash flows from financing activities:
Acquisition of additional interests in subsidiaries	(153,500)	(213,534)	—	—
Capital injection by noncontrolling interests	17,000	—	—	—
Payment for deferred consideration of acquisition of a subsidiary	—	(4,185)	—	—
Repayment of advances from a disposed subsidiary	—	—	(103,446)	(15,899)
Proceeds of employee subscriptions	—	—	22,187	3,410
Proceeds of issuance of ordinary shares upon private placement	—	—	201,087	30,907
Dividends paid	—	—	(137,216)	(21,090)
Dividend distributed to noncontrolling interests	(2,450)	—	—	—
Proceeds on exercise of stock options	1,518	1,144	64,946	9,982
Repurchase of ordinary shares	(6,276)	—	—	—
Net cash (used in) generated from financing activities	(143,708)	(216,575)	47,558	7,310
Net (decrease) increase in cash and cash equivalents, and restricted cash	(983,848)	(861,335)	175,962	27,045
Cash and, cash equivalents and restricted cash at beginning of year	2,110,546	1,132,851	273,979	42,110
Effect of exchange rate changes on cash and cash equivalents	6,153	2,463	(10,908)	(1,677)
Cash and, cash equivalents and restricted cash at end of year	1,132,851	273,979	439,033	67,478
Reconciliation in amounts on the consolidated Financial position:
Cash and, cash equivalents at end of year, excluding held for sale	1,110,865	236,952	363,746	55,907
Restricted cash at end of year, excluding held for sale	15,327	31,996	75,287	11,571
Cash and, cash equivalents at end of year, held for sale	4,401	3,290	—	—
Restricted cash at end of year, held for sale	2,258	1,741	—	—
Total cash and, cash equivalents and restricted cash at end of year	1,132,851	273,979	439,033	67,478

FANHUA INC.

Consolidated Statements of Cash Flows—(Continued)

(In thousands)

	Year Ended December 31,
	2015[1]	2016[1]	2017	2017
	RMB	RMB	RMB	US$
Supplemental disclosure of cash flow information:
Interest paid	—	—	—	—
Income taxes paid	4,383	4,133	103,155	15,855
Non-cash investing activities
Acquisition of additional interest in subsidiaries	34,310	19,551	—	—
Disposal of a subsidiary	—	—	46,582	7,160
For the years ended December 31, 2015, 2016 and 2017
Other receivable and other non-current asset related to disposal of entities	—	—	64,152	6,479

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(1)	Organization and Description of Business

Fanhua Inc. (the "Company") (formally known as "CNinsure Inc.") was incorporated in the Cayman Islands on April 10, 2007 and listed on the Nasdaq on October 31, 2007. The Company, its subsidiaries and its variable interest entities (the "VIEs") are collectively referred to as the "Group". The Group is principally engaged in the provision of insurance brokerage and agency services, and insurance claims adjusting services in the People’s Republic of China (the "PRC"). During 2017, the Group disposed of its insurance brokerage business. See Note 3 for more details.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation and Consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and those VIEs of which the Company is the primary beneficiary from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation. In addition, the Group consolidates VIEs of which it is deemed to be the primary beneficiary and absorbs all of the expected losses and residual returns of the entity. In May 2016, the Group completed its restructuring and as a result, the Group no longer consolidates any VIE since May 2016.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. The Company's management based their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group's consolidated financial statements included valuation of goodwill, allowance for doubtful receivables, and the valuation of non-controlling interests of the subsidiaries at acquisition dates. Actual results could differ from those estimates.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.

In its capacity as an insurance agent and broker, the Group collects premiums from certain insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in the consolidated statements of financial position, "premiums" are receivables from the insureds of RMB3,750 and RMB9,553 (US$1,468) as of December 31, 2016 and 2017, respectively. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term, and reports such amounts as restricted cash in the consolidated statements of financial position. Also, restricted cash balance includes guarantee deposits required by China Insurance Regulatory Commission ("CIRC") in order to protect insurance premium appropriation by insurance agency and the entrustment deposit received from the members of eHuzhu, an online mutual aid platform operated by the Group. The restricted cash balance were RMB28,246 and RMB65,734 (US$10,103) as of December 31, 2016 and 2017, respectively.

(d)	Short Term Investments

Short term investments are mainly available-for-sale investments in debt securities that do not have a quoted market price in an active market. Except for short term investments on certain private funds, the majority of the investments are measured at costs which approximate their fair values in the consolidated statements of financial position. The Group benchmark the costs of other investments against fair values of comparable investments and reference to product valuation reports as of the balance sheet date, and categorize all fair value measures of short term investments as level 2 of the fair value hierarchy. Private funds are measured at fair value. No impairment loss on short term investments was identified for each of the years ended December 31, 2015, 2016 and 2017.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(e)	Accounts Receivable and Insurance Premium Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable represent fees receivable on agency and claims adjusting services primarily from insurance companies. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The allowance for doubtful accounts is the Group's best estimate of the amount of probable credit losses in the Group's existing accounts receivable balance. The Group determines the allowance based on historical write-off experience. The Group reviews its allowance for doubtful accounts regularly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability.

Accounts receivable, net is analyzed as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Accounts receivable	518,596	535,392
Allowance for doubtful accounts	(16,792)	(20,198)
Accounts receivable, net	501,804	515,194

The following table summarizes the movement of the Group's allowance for doubtful accounts for accounts receivables:

	2015	2016	2017
	RMB	RMB	RMB
Balance at the beginning of the year	16,587	13,246	16,792
Provision for doubtful accounts	4,991	3,700	14,052
Write-offs	(8,332)	(154)	(10,646)
Balance at the end of the year	13,246	16,792	20,198

The following table summarizes the movement of the Group's allowance for doubtful accounts for other receivables:

	2015	2016	2017
	RMB	RMB	RMB
Balance at the beginning of the year	1,437	4,043	2,724
Provision for doubtful accounts	2,606	—	—
Write-offs	—	(1,319)	(2,724)
Balance at the end of the year	4,043	2,724	—

Insurance premium receivables consist of insurance premiums to be collected from the insured, and are recorded at the invoiced amount and do not bear interest. Amounts collected on insurance premium receivables are included in net cash provided by operating activities in the consolidated statements of cash flows.

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

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation recognized in the consolidated statements of income and comprehensive income:

	2015	2016	2017
	RMB	RMB	RMB
Commission and fees under operating costs	2,056	185	43
Selling expenses	1,180	1,590	2,775
General and administrative expenses	15,147	11,717	11,281
Depreciation for the year	18,383	13,492	14,099

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(g)	Goodwill and Other Intangible Assets

Goodwill and amortization of intangible assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired in a business combination. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group operated in two reporting units for the year ended December 31, 2017. The goodwill impairment review is a two-step process. Step 1 consists of a comparison of the fair value of a reporting unit with its carrying amount. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, step 2 requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded equal to the excess of the carrying amount over the implied fair value.

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

In 2015, 2016 and 2017, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value which is the step one of the two-step impairment test. The fair value of all reporting units was estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step 2 of the two-step goodwill impairment test was unnecessary. The management concluded that goodwill was not impaired as of December 31, 2015, 2016 and 2017.

Identifiable intangibles assets are required to be determined separately from goodwill based on their fair values. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. Intangible assets with a finite economic life are carried at cost less accumulated amortization. Amortization for identifiable intangible assets categorized as customer relationships are computed using the accelerated method, while amortization for other identifiable intangible assets are computed using the straight-line method over the intangible assets' economic lives. Intangible assets with indefinite economic lives are not amortized but carried at cost less any subsequent accumulated impairment losses. If an intangible asset that is not being amortized is subsequently determined to have a finite economic life, it will be tested for impairment and then amortized prospectively over its estimated remaining economic life and accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite economic lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Separately identifiable intangible assets consist of brand names, trade names, customer relationships, non-compete agreements, agency agreement and licenses, and software and systems.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The intangible assets, net consisted of the following:

				As of December 31, 2016
	Useful life (Years)			Cost	Accumulated amortization	Accumulated Impairment loss	Net carrying values
				RMB	RMB	RMB	RMB
Brand name		Indefinite		20,111	—	(16,404)	3,707
Trade name	9.4	to	10	8,898	(5,750)	—	3,148
Customer relationship	4.6	to	9.8	60,696	(53,324)	(2,953)	4,419
Non-compete agreement	3	to	6.25	52,195	(22,539)	(29,515)	141
Agency agreement and license	4.6	to	9.8	19,924	(16,790)	(77)	3,057
Software and system	2	to	10	65,680	(20,680)	—	45,000
				227,504	(119,083)	(48,949)	59,472

				As of December 31, 2017
	Useful life (Years)			Cost	Accumulated amortization	Accumulated Impairment loss	Net carrying values
				RMB	RMB	RMB	RMB
Brand name		Indefinite		16,404	—	(16,404)	—
Trade name	9.4	to	10	8,898	(6,688)	—	2,210
Customer relationship	4.6	to	9.8	48,306	(45,353)	(2,953)	—
Non-compete agreement	3	to	6.25	50,925	(21,410)	(29,515)	—
Agency agreement and license	4.6	to	9.8	14,535	(14,458)	(77)	—
Software and system	2	to	10	65,680	(50,680)	—	15,000
				204,748	(138,589)	(48,949)	17,210

Aggregate amortization expenses for intangible assets were RMB11,571, RMB20,232 and RMB33,177 for the years ended December 31, 2015, 2016 and 2017, respectively.

Impairment of intangible assets with definite lives

The Group evaluates the recoverability of identifiable intangible assets with determinable useful lives whenever events or changes in circumstances indicate that these assets' carrying amounts may not be recoverable. The Group measures the carrying amount of identifiable intangible assets with determinable useful lives against the estimated undiscounted future cash flows associated with each asset. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2015, 2016 and 2017, the Group recognized no impairment losses on identifiable intangible assets with determinable useful lives.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Impairment of indefinite-lived intangible assets

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quote from a third party, if any. During the years ended December 31, 2015, 2016 and 2017, the Group recognized no impairment losses on its indefinite-lived intangible assets.

The estimated amortization expenses for the next five years are: RMB15,942 in 2018, RMB942 in 2019, RMB278 in 2020, RMB48 in 2021 and nil in 2022.

(h)	Other Receivables and Other Current Assets

Other receivables and other current assets mainly consist of loans and amounts due from third parties, advances, deposits, interest receivables, value-added tax recoverable and prepaid expenses. See Note 4 for details.

(i)	Investment in Affiliates

Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for using the equity method. The Group does not control the affiliates but exerts significant influence over them.

(j)	Other Non-current Assets

Other non-current assets mainly represent investments in equity security of private companies which the group owns equity interest of less than 20%, over which the Group exerts no significant influence and are measured initially at cost. Management compared the carrying value of other non-current assets to its respective fair value. If the carrying amount of the asset exceeds its fair value, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds the fair value of the asset.

(k)	Impairment of Long-Lived Assets

Property, plant, and equipment, and purchased intangible assets with definite lives, subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds the fair value of the asset.

(l)	Insurance Premium Payables

Insurance premium payables are insurance premiums collected on behalf of insurance companies but not yet remitted as of the balance sheet dates.

(m)	Subscription Receivables

The Group entered into share purchase agreements with companies established on behalf of its employees (the "Employee Companies") for the issuance of 100,000,000 ordinary shares at US$0.27 per ordinary share and 50,000,000 ordinary shares at US$0.29 per ordinary share in 2014. The issue prices are the average closing prices for the 20 trading days prior to the board approval dates of such subscriptions. The sale of shares to the Employee Companies was completed on December 17, 2014.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

In order to facilitate the purchase of shares by employees as described above, the Group has granted a loan to the Employee Companies. The loan bears interest at a rate of 3.0% per annum and is repayable upon the sale of the shares by employees, termination of employment or within two years, whichever comes first. Please refer to Note 12 for details. The interest rate is determined with reference to fair market prices and therefore no interest-related compensation expense is recorded. Upon the expiry of the loan agreement on December 17, 2016, the repayment maturity of the loan was further extended to June 2018 and the loan continues to bear interest at a rate of 3.0% per annum.

According to FASB ASC 505-10-45, the loan is recorded as a separate line of deduction from equity in the Group’s consolidated statements of financial position as of December 31, 2016 and 2017. Interest income accruing from the loan is recognized as non-operating income. During the year 2017, the Company received repayment of principal in the amount of RMB22,187 (US$3,272) and interest in the amount of RMB1,331 (US$196).

(n)	Treasury shares

Treasury shares represent ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stocks.

During the year ended December 31, 2015, the Group had repurchased a total of 2,261,100 shares from the market for a cash consideration of RMB6,276. As of December 31, 2015, all the treasury stock had been re-issued for the exercise of stock options. There was no repurchase of ordinary shares by the Group occurred during the years ended December 31, 2016 and 2017.

(o)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Group presents an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the statements of financial position as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the Group to use, and the Group does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit is presented in the statements of financial position as a liability.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, related to balance sheet classification of deferred taxes. The ASU requires that deferred tax assets and liabilities be classified as noncurrent in the statements of financial position, thereby simplifying the current guidance that requires an entity to separate deferred assets and liabilities into current and noncurrent amount. The Group adopted ASU 2015-17 on a prospective basis in 2016. Accordingly, all net deferred tax assets are presented as non-current deferred tax assets as of December 31, 2016 and 2017 in the accompanying Consolidated Statements of Financial Position and Note 11.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(p)	Share-based Compensation

Employee share-based compensation

All forms of share-based payments to employees, including employee stock options and employee stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of income and comprehensive income. Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. If an award requires satisfaction of one or more performance or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, and no compensation cost is recognized if the requisite service is not rendered. The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. For awards with both service and performance conditions, if each tranche has an independent performance condition for a specified period of service, the Group recognizes the compensation cost of each tranche as a separate award on a straight-line basis; if each tranche has performance conditions that are dependent of activities that occur in the prior service periods, the Group recognizes the compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. No compensation cost is recognized for instruments that employees forfeit because a service condition or a performance condition is not satisfied.

Share-based compensation expenses of RMB17,653, RMB4,937 and nil for the years ended December 31, 2015, 2016 and 2017, respectively, were included in the general and administrative expenses.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(q)	Employee Benefit Plans

As stipulated by the regulations of the PRC, the Group’s subsidiaries and VIEs in the PRC participate in various defined contribution plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans other than the annual contributions described above. The contributions are charged to the consolidated statements of income and comprehensive income as they become payable in accordance with the rules of the above mentioned defined contribution plans.

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

No allowance for cancellation has been recognized for agency and brokerage businesses as the management of the Group estimates, based on its past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been deminims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.2%, 0.2% and 0.2% of the total commission and fee revenues during years ended December 31, 2015, 2016 and 2017, respectively. For property insurance and life insurance, agency and brokerage services, the Group may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency and brokerage group achieves its performance target, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded when a performance target is being achieved.

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

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The Group presents revenue net of sales taxes incurred. The sales taxes amounted to RMB157,234, RMB81,890 and RMB25,239 for the years ended December 31, 2015, 2016 and 2017, respectively. According to the Announcement on the VAT Reform Pilot Program of the Transportation and Selected Modern Service Sectors issued by the State Tax Bureau in July 2012, the transportation and some selected modern service sectors, including research and development (R&D) and technical services, information technology services, cultural creative services, logistics support services, tangible personal property leasing services, and assurance and consulting service, should pay value-added tax instead of business tax based on a predetermined timetable (hereinafter referred to as the “VAT Reform”), effective September 1, 2012 for entities in Beijing and November 1, 2012 for entities in Guangdong. The VAT Reform expanded nation-wide from August 1, 2013.

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

Total Value-added taxes paid by the Group during the years ended December 31, 2015, 2016 and 2017 amounted to RMB16,370 RMB160,556 and RMB157,607, respectively.

(s)	Marketing campaign expense

The Group records its marketing campaign expenses as selling expenses.

Marketing campaign expenses are incurred to increase the Group's market share and attract more agents in certain selected regions where the Group strategically plans to capture higher market shares. These costs are not a necessary expense to sell the insurance policy. Such expenses are temporary with the terms of regional programs ranging from one to three months, cancellable at any time without further notice. Marketing campaign expenses are only recognized when such campaigns are officially announced by the Group to the agents. The Group records the marketing campaign expenses when the related services are provided. During the years ended December 31, 2015, 2016 and 2017, RMB19,503, RMB299,885 and Nil of marketing campaign expenses were included in the selling expenses balance, respectively. The decrease was primarily due to promotional marketing expenses which were paid to sales agents in 2015 and 2016, while no promotional marketing plan of such nature was launched in the year of 2017.

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

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, insurance premium receivables and payables, other receivables, accounts payable and other payables, amounts due from related parties, approximate their fair values due to the short term nature of these instruments.

Measured at fair value on a recurring basis

As of December 31, 2016 and 2017, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	2,797,842	—	2,797,842	—

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	2,498,730	—	2,498,730	—

The majority of debt security consists of investments in trust products and asset management plans that normally pay a prospective fixed rate of return. These investments are recorded at fair values on a recurring basis. The Group benchmarks the costs against fair values of comparable investments with similar measurement terms, such as prevailing market yields, at the balance sheet date. It is classified as Level 2 of the fair value hierarchy since fair value measurement at reporting date uses significant other observable inputs.

As described in Note 3, the Group disposed of the equity interests in Fanhua Times Sales & Service Co., Ltd., and its subsidiaries which primarily conduct P&C insurance business (collectively, the "P&C Insurance Division") to a third party, call Beijing Cheche Technology Co., Ltd. ("Cheche"), for a consideration including a convertible loan receivable. The Group evaluated the loan receivable’s settlement provisions and elected the fair value option afforded in ASC 825, Financial Instruments, to value this instrument. Under such election, the loan receivable is measured initially and subsequently at fair value, with any changes in the fair value of the instrument being recorded in the consolidated financial statements as a change in fair value of derivative instruments. The Group estimates the fair value of this instrument by first estimating the fair value of the straight debt portion. The Group then estimates the fair value of the embedded conversion option based on financial performance and growth rate of revenue of Cheche. The sum of these two valuations is the fair value of the loan receivable included in other non-current assets. On October 31, 2017, the Group used the discounted cash flow method to value the debt portion of the convertible debt and determined the fair value to be RMB 22,000. Based on Cheche's current and expected financial performance, industry trend and expected revenue and margin, management considered the conversion option to be deeply out of the money and determined the fair value of the option to be immaterial. Accordingly, further analysis under an option pricing model is considered not necessary. The total fair value of RMB 22,000 was initially recognized and the balance remained the same and retained in other non-current assets as of December 31, 2017. The convertible debt is classified as Level 3 of the fair value hierarchy since fair value measurement uses unobservable inputs.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Measured at fair value on a non-recurring basis

The Group measures certain assets, including the cost method investments, equity method investments and intangible assets, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments and intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary. Impairment charge to the intangible assets is recorded when their carrying amounts may not be recoverable.

Goodwill (Note 6) and intangible assets (Note 2(g)) with indefinite lives are measured at fair value on a nonrecurring basis and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance of the acquired business, discount rate, etc. to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

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

The functional currency of most of the Company’s subsidiaries and VIEs is RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the consolidated statements of income and comprehensive income.

(v)	Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB253,725 and RMB266,392 of cash and cash equivalents and restricted cash denominated in RMB as of December 31, 2016 and 2017, respectively.

(w)	Translation into USD

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.5063, representing the noon buying rate in the City of New York for cable transfers of RMB on December 29, 2017, the last business day in fiscal year 2017, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

(x)	Discontinued Operations

Under ASC 205-20 "Presentation of Financial Statements - Discontinued Operation", a discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

In November 2017, the Group completed the sale of its brokerage business. The Group's results of operations related to discontinued operations have been restated as discontinued operations on a retrospective basis for all periods presented accordingly. See Note 3 for details.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(y)	Segment Reporting

As of December 31, 2016, the Group operated three segments: (1) the insurance agency segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, (2) the insurance brokerage segment, which mainly consists of providing P&C and life insurance brokerage services to institutional clients, and (3) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services. However, these three segments were reduced to two in 2017 due to the disposal of the brokerage segment further described in Note 3. The Group retained only the insurance agency segment and claims adjusting segment as of December 31, 2017. Details of these remaining operating segments are further described in Note 21. Operating segments are defined as components of an enterprise for instead of about which separate financial information is available and evaluated regularly by the Group's chief operating decision maker in deciding how to allocate resources and in assessing performance.

Substantially all revenues of the Group are derived in the PRC and all long-lived assets are located in the PRC.

(z)	Earnings per Share ("EPS") or ADS

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

(aa)	Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to RMB5,696, RMB18,085 and RMB35,741 for the years ended December 31, 2015, 2016 and 2017, respectively.

(ab)	Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of income and comprehensive income over the lease period.

(ac)	Accumulated Other Comprehensive Income

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

(ad)	Recently Issued Accounting Standards Not Yet Adopted

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

In November 2017, the FASB has issued ASU No. 2017-14, Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606). ASU 2017-14 includes amendments to certain SEC paragraphs within the FASB Accounting Standards Codification (Codification). ASU 2017-14 amends the Codification to incorporate the following previously issued guidance from the SEC. ‘The amendments in ASU No. 2017-14 amends the Codification to incorporate SEC Staff Accounting Bulletin (SAB) No. 116 and SEC Interpretive Release on Vaccines for Federal Government Stockpiles (SEC Release No. 33-10403) that bring existing SEC staff guidance into conformity with the FASB’s adoption of and amendments to ASC Topic 606, Revenue from Contracts with Customers.

The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). The Group has substantially completed its study on the impact that implementing this standard will have on its consolidated financial statements, related disclosures and the internal control over financial reporting as well as whether the effect will be material to the revenue. Based on the results of the Group's study to date, the standard will not be material to the revenue at adoption. An analysis of the control environment was completed and appropriate updates to the control processes have been implemented.  Additionally, the Group's revenue disclosures will change in fiscal 2018 and beyond.  The new disclosures will require more granularity into the sources of revenue, as well as the assumptions about recognition timing, and include the selection of certain practical expedients and policy elections. The Group will use the modified retrospective approach upon adoption of this guidance effective January 1, 2018. The Group has assessed the impacts of the new accounting standard and has implemented accounting and operational processes and controls to ensure compliance with the new standard. The Group expects there is no material impact upon adoption of this standard on the consolidated financial statements.

The new standard provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract. As the Group's commission costs are incurred to obtain contracts where the renewal period is one year or less and renewal costs are commensurate with the initial contract, the Group plans to apply a practical expedient and recognize the costs of obtaining a contract as an expense when incurred.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees' recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors' accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. For public business entities, the provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Group is currently gathering, documenting and analyzing lease agreements subject to this ASU and anticipates material addition to the consolidated statements of financial position (upon adoption) of right-of-use assets, offset by the associated liabilities, due to the routine use of operating leases over time.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For public business entities that are U.S. SEC filers, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Group is in the process of evaluating the impact of adoption of this guidance on the Group's consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU addresses concerns regarding the cost and complexity of the two-step goodwill impairment test, the amendments in this ASU remove the second step of the test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group expects there is no material impact upon adoption of this guidance on the Group's consolidated financial statements.

In September 2017, the FASB has issued ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments.” The amendments in ASU No. 2017-13 amends the early adoption date option for certain companies related to the adoption of ASU No. 2014-09 and ASU No. 2016-02. The effective date is the same as the effective date and transition requirements for the amendments for ASU 2014-09 and ASU 2016-02.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3)	Acquisitions, disposals and reorganization

Disposal of subsidiaries in 2017

a.	Disposal of Beijing Ruisike Management Consulting Co., Ltd.

In January 2017, the Group disposed of Beijing Ruisike Management Consulting Co., Ltd to a third party, for a total cash consideration of RMB20,867, which was settled as of December 31, 2017. The Group recognized a gain of RMB2,029 on disposal of this subsidiary, which was determined by the excess of the sales consideration over the net book value of the subsidiary at the time of disposal.

b.	Disposal of Fanhua Times Sales & Service Co., Ltd and its subsidiaries

In October 2017, the Group entered into a share transfer agreement with Cheche, which operates an online auto insurance platform. Under this agreement, the Group disposed of the equity interests in P&C Insurance Division, to Cheche for a total consideration of RMB225,398, including RMB95,398 cash consideration and RMB130,000 in the form of a convertible loan receivable, which is convertible or collectible in three years and recognized as other non-current assets. The Group evaluated the convertible loan receivable's settlement provisions and elected the fair value option afforded in ASC 825, Financial Instruments, to value this instrument. Under such election, the loan receivable is measured initially and subsequently at fair value, with any changes in the fair value of the instrument being recorded in the consolidated financial statements as a change in fair value of derivative instruments. The Group estimates the fair value of this instrument by first estimating the fair value of the straight debt portion. The Group then estimates the fair value of the embedded conversion option based on the recent development of Cheche. The sum of these two valuations is the fair value of the loan receivable included in other non-current assets. On October 31, 2017, the Group used the discounted cash flow method to value the debt portion of the convertible loan receivable and determined the fair value to be RMB 22,000, and based on Cheche's current and expected financial performance, industry trend and expected revenue and margin, management considered the conversion option to be deeply out of the money and determined the fair value of the option to be immaterial. As a result, the carrying amount of the convertible loan receivable was adjusted by RMB108,000. The total fair value of RMB 22,000 was initially recognized and the balance remained the same and retained in other non-current assets as of December 31, 2017.

The convertible loan receivable also carries a 10% interest return per annum which could be satisfied by cash or converted equity interest in Cheche. The related interest income in 2017 is about RMB367. When the convertible loan receivable expires, the Group has the right to convert to the equity interests of Cheche, or recover the principal and interests of the convertible loan receivable according to the agreement. The Group recognized RMB884 gain on disposal of these subsidiaries, which was determined by the excess of the cash consideration and fair value of the convertible loan receivable over the net book value of the subsidiaries, which was calculated to be RMB116,514 at the time of disposal. The net book value of the subsidiaries at the time of disposal also included goodwill allocated to this disposal in the amount of RMB12,208.

c.	Disposal of Fanhua Bocheng Brokerage Limited ("Bocheng")

In November 2017, the Group disposed of Bocheng to a third party for a total consideration of RMB46,582. And the consideration receivable was further offset by the other payables to Bocheng, see Note 18 Non-cash transactions for details. Prior to the disposal, the Group had a liability due to Bocheng in the amount of RMB103,446, which was settled in December 2017. The Group recognized loss of RMB904 on the disposal of this subsidiary, which was determined by the excess of the net book value of the subsidiary at the time of disposal over the sales consideration. As a result of this disposal, brokerage's result of operations should be reclassified to discontinued operations. Brokerage segment is no longer valid as of December 31, 2017. And accordingly, the segment note disclosure to the prior year consolidated financial statements have been restated.

As described in Note 2(x), the assets and liabilities of the brokerage business were segregated and reclassified as held for sale in the consolidated statements of financial position as of December 31, 2016, and the activities of the brokerage business were segregated and reported as discontinued operations in the consolidated statements of income and comprehensive income for all periods presented.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The following table presents a reconciliation of the carrying amounts of major classes of assets and liabilities of the discontinued operations to total assets and liabilities of the disposal group classified as held for sale in the consolidated statements of financial position as of December 31, 2016:

As of December 31, 2016
RMB
ASSETS:
Current assets:
Cash and cash equivalents	3,290
Restricted cash	1,741
Accounts receivable	1,171
Other receivables	92
Other current assets	6,670
Total current assets	12,964

Non-current assets
Property, plant, and equipment, net	76
Total non-current assets	76

Total assets	13,040

LIABILITIES:
Current liabilities:
Accounts payable	37,236
Insurance premium payables	1,741
Other payables and accrued expenses	40,593
Accrued payroll	443
Income taxes payable	70
Total current liabilities	80,083

Total liabilities	80,083

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The following table presents a reconciliation of the major classes of line items constituting pretax from discontinued operations to after-tax profit reported in discontinued operations for the years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Results of discontinued operations:
Total net revenues	369,198	617,738	172,993	26,589
Total operating costs	(293,876)	(503,926)	(163,079)	(25,065)
Selling expenses	(18,238)	(86,019)	(190)	(29)
General and administrative expenses	(7,010)	(5,287)	(3,380)	(519)
Other, net	(7,894)	1,141	40	6
Loss on disposal of discontinued operations	—	—	(904)	(140)
Income from discontinued operations before income taxes	42,180	23,647	5,480	842
Income taxes expense	(312)	(1,104)	—	—
Net income from discontinued operations, net of tax	41,868	22,543	5,480	842

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Cash flow from discontinued operations:
Net cash generated from (used in) operating activities*	3,093	(1,616)	8,992	1,382
Net cash used in investing activities	(34)	(12)	—	—
Net cash generated from financing activities	—	—	—	—
Net cash increase (decrease) in cash and, cash equivalents, and restricted cash	3,059	(1,628)	8,992	1,382
Cash and, cash equivalents and restricted cash at beginning of year	3,600	6,659	5,031	773
Cash and, cash equivalents, and restricted cash at the disposal date	—	—	14,023	2,155
Cash and, cash equivalents and restricted cash at end of year	6,659	5,031	—	—

*Including adjustment for the loss from disposal of the discontinued operations in the amount of RMB904 in 2017.

As of respective closing date of each of these disposals in 2017, the Group has completed the closing procedures of all the above transactions and has effectively transferred its control of these subsidiaries to the respective buyers.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Acquisition of additional interests in a subsidiary in 2016

On May 9, 2016, the Group entered into a share purchase agreement with the minority shareholders of Inscom Holding Limited ("Inscom") to acquire the remaining 34.9% of the equity interests in Inscom and the outstanding share options of Inscom for a total consideration of approximately RMB198,776 which consists of (i) RMB179,223 in cash after netting off with the receivable of RMB1,836 in relation with the exercise of the Inscom share options, and (ii) 7,416,000 ordinary shares of the Company. Upon completion of the acquisition in May 2016, the Group's equity interests in Inscom increased from 65.1% to 100%.

The schedule below discloses the effects of changes in the Group’s ownership in subsidiaries on the Group's equity:

Year ended December 31, 2016
RMB
Net income attributable to the Company's shareholders	157,047
Decrease in Company's additional paid-in capital for acquisitions of additional equity interests from noncontrolling interests	(174,779)
Changes from net income attributable to Company’s shareholders and transfers to noncontrolling interests	(17,732)

Disposals of subsidiaries in 2016

During the year ended December 31, 2016, the Group disposed of three subsidiaries, including Shandong Fanhua Mintai Insurance Agency Co., Ltd ("Shandong Mintai"), Guangdong Huajie Insurance Agency Co., Ltd ("Guangdong Huajie") and Dongguan Zhongxin Insurance Agency Co., Ltd ("Dongguan Zhongxin"), for a total cash consideration of RMB30,712. The Group recognized RMB3,082 gain on disposal of subsidiaries, which was determined by the excess of the sales consideration over the net book value of the subsidiaries at the time of disposal.

As of December 31, 2016, the Group has completed the closing procedures of all the above transactions and has effectively transferred its control of Shandong Mintai, Guangdong Huajie and Dongguan Zhongxin to the respective buyers.

Acquisitions and reorganization in 2015

Acquisitions of additional interests in subsidiaries

During the year ended December 31, 2015, the Group had entered into several agreements to acquire from the non-controlling shareholders of certain of the Group's subsidiaries the additional interests in those subsidiaries for total consideration of RMB187,810. The Group retains its controlling financial interests before and after the transactions.

The schedule below discloses the effects of changes in the Group's ownership in subsidiaries on the Group's equity:

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

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Reorganization

In June 2015, Fanhua Insurance Surveyors & Loss Adjustors Holding Co., Ltd. ("FHISLA") introduced two new investors, Shenzhen Yuanqian Investment Partnership (Limited Partnership) and Shenzhen Longqian Investment Partnership (Limited Partnership), hereinafter referred to as “Yuanqian” and “Longqian”. Yuanqian and Longqian together subscribed for a total of 12.4% of the equity interests in FHISLA for a cash consideration of RMB17,000. In July 2015, Fangzhong transferred 44.7% and 42.9% of the equity interests in FHISLA to Guangdong Meidiya Investment Co., Ltd. (“Meidiya Investments”), a subsidiary of the Group, and 22 individuals, among whom were management members of the claims adjusting segment, for total purchase prices of RMB61,200 and RMB58,800, respectively. After the FHISLA Restructuring, the Group owns 44.7% of the equity interests and remains the largest shareholder. The Group continues to exercise substantial control over FHISLA pursuant to shareholders’ agreements signed with Yuanqian, Longqian and two executive officers of the claims adjusting segment. The Group recorded stock compensation expense of RMB3,400, being the excess of the estimated fair value of Yuanqian, Longqian and 22 individual’s equity interest in FHISLA over the consideration paid by the investors.

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

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4)	Other Receivables, net

Other receivables, net are analyzed as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Advances to staff (i)	9,250	14,599
Advances to entrepreneurial agents (ii)	1,270	1,308
Rental deposits	7,997	7,709
Interest receivables (iii)	17,620	23,038
Loan to third party (iv)	—	513,180
Amount due from third party (v)	—	42,152
Other	12,957	29,395
Other receivables, net	49,094	631,381

(i)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

(ii)	This represented advances to entrepreneurial agents who provide services to the Group. The advances are used by agents to develop business. The advances were unsecured, interest-free and repayable on demand.

(iii)	This represented accrued interest income on bank deposits and accrued interest on subscription receivables (Note 2(m)).

(iv)	This represented loan to Shenzhen Chuangjia Investment Partnership Limited ("Chuangjia") of RMB500,000 and corresponding interest receivable RMB13,180. The loan is secured by the 99% equity share of Chengdu Puyi Bohui Information Technology Limited ("Puyi Bohui"), a major operating subsidiary of Chuangjia, with interest rate 7.3% per annum. The loan will be matured in August 2018 according to the agreement.

(v)	This represented the residual balance of uncollected cash consideration due from Cheche, which is related to the disposal of P&C business. See Note 3 for details.

(5)	Property, Plant and Equipment

Property, plant and equipment, net, is comprised of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Building	12,317	12,317
Office equipment, furniture and fixtures	129,915	119,478
Motor vehicles	23,774	10,443
Leasehold improvements	13,146	6,192
Total	179,152	148,430
Less: Accumulated depreciation	(147,814)	(122,355)
Property, plant and equipment, net	31,338	26,075

No impairment for property, plant and equipment was recorded for the years ended December 31, 2015, 2016 and 2017.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(6)	Goodwill

The movements in the carrying amount of goodwill by reportable segments are as follows:

Agency segment
RMB
Balance as of December 31, 2016	122,077
Eliminated on disposal of the P&C Insurance Division (Note 3)	(12,208)
Balance as of December 31, 2017	109,869

The gross amount of goodwill and accumulated impairment losses by segment as of December 31, 2016 and 2017 are as follows:

	Agency segment	Claims Adjusting segment	Total
	RMB	RMB	RMB
Gross as of January 1, 2016	1,096,102	21,137	1,117,239
Eliminated on disposal of a subsidiary (Note 3)	(173,608)	—	(173,608)
Gross as of December 31, 2016	922,494	21,137	943,631
Eliminated on disposal of a subsidiary (Note 3)	(790,517)	—	(790,517)
Gross as of December 31, 2017	131,977	21,137	153,114
Accumulated impairment loss as of January 1, 2016	(962,628)	(21,137)	(983,765)
Eliminated on disposal of a subsidiary (Note 3)	162,211	—	162,211
Accumulated impairment loss as of December 31, 2016	(800,417)	(21,137)	(821,554)
Eliminated on disposal of a subsidiary (Note 3)	778,309	—	778,309
Accumulated impairment loss as of December 31, 2017	(22,108)	(21,137)	(43,245)
Net as of December 31, 2016	122,077	—	122,077
Net as of December 31, 2017	109,869	—	109,869

The Group performed the annual impairment analysis as of the balance sheet date. There has been no impairment loss recognized in goodwill for the years ended December 31, 2015, 2016 and 2017.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(7)	Investments in Affiliates

As of December 31, 2016 and 2017, investments in affiliates represent (i) 40% equity interest in Shanghai Teamhead Automobile Surveyors Co., Ltd. ("Teamhead Automobile") through one of the Group's claim adjusting subsidiaries; the affiliate is a PRC registered company that provides insurance surveyor and loss adjustors services, and (ii) 20.6% equity interests in Sincere Fame International Limited ("Sincere Fame") which is a financial services company registered in the BVI and based in Guangzhou, PRC, primarily engaged in the origination and management of small loans made to individuals, loan repackaging transactions, asset management-related services to financial institutions and mortgage agency services to individuals.

During the years ended December 31, 2015, 2016 and 2017, the Group recognized its share of income of affiliates in the amount of RMB26,924, RMB48,293 and RMB108,944 respectively. During the years ended December 31, 2015, 2016 and 2017, the Group recognized its share of other comprehensive income of affiliates in the amount of RMB37,567, and other comprehensive loss of RMB 37,911, and other comprehensive income of RMB1,263, respectively.

Investments as of December 31, 2016 and 2017 were as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Teamhead Automobile	227	160
Sincere Fame	294,349	404,623
Total	294,576	404,783

The summarized financial information of equity method investees is illustrated as below:

	As of December 31,
	2016	2017
	RMB	RMB
Statements of Financial Position
Current assets	1,195,048	1,745,693
Non-current assets	6,607,156	16,460,862
Current liabilities	6,679,656	13,022,143
Non-current liabilities	2,617	3,355,068

	Year Ended December 31,
	2015	2016	2017
Results of operation	RMB	RMB	RMB
Net Revenues	599,372	1,347,800	3,424,351
Gross profit	427,258	899,946	2,008,070
Income from operations	158,846	287,975	804,163
Net profit	130,647	235,366	529,524

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(8)	Variable Interest Entities

PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies, brokerages and on-line business. Accordingly, the Group conducted some of its operations in China through contractual arrangements among its PRC subsidiaries, two PRC affiliated entities and the equity shareholders of these PRC affiliated entities, who are PRC nationals.

In recent years, some rules and regulations governing the insurance intermediary sector in China have begun to encourage foreign investment. The Group commenced a restructuring which resulted in obtaining controlling equity ownership in a majority of its affiliated insurance intermediary companies.

In May 2016, the Group completed its restructuring and all the individual shareholders had transferred their respective equity interest in Shenzhen Dianliang Information Technology Co., Ltd and Shenzhen Xinbao Investment Management Co., Ltd to subsidiaries of the Company. Thereafter, the Group conducts all of its operations in China through its directly owned subsidiaries and those VIEs are all eliminated in the consolidated financial statements.

As of December 31,
	2016	2017
	RMB	RMB
Total assets	—	—
Total liabilities	—	—

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net Revenues	108,133	33,679	—
Net loss	(14,554)	(4,598)	—
Net cash generated from (used in) operating activities	37,943	(11,536)	—
Net cash (used in) generated from investing activities	(31,682)	2,601	—
Net cash generated from financing activities	—	—	—

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(9)	Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of December 31,
	2016	2017
	RMB	RMB

Business and other tax payables	56,589	58,970
Refundable deposits from employees and agents	23,472	30,716
Professional fees (Note i)	45,745	3,372
Accrued expenses to third parties	70,846	33,070
Payables for addition of office equipment, furniture and fixtures	8,618	8,618
Advances from third parties	19,282	14,069
Insurance compensation claim payable to customers	875	—
Contributions from members of eHuzhu mutual aid program	25,605	56,890
Others (Note ii)	22,426	36,189
Total	273,458	241,894

(i)	As of December 31, 2016, professional fees mainly represent an amount of RMB39,725 promotion fee of CNpad and Ehuzhu payable to Sichuan Nawang Technology Co., Ltd. The amount was settled in 2017.

(ii)	Other payables and accrued expenses are unsecured, interest-free and repayable on demand.

(10)	Employee Benefit Plans

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

For the years ended December 31, 2015, 2016 and 2017, the Group contributed RMB47,955, RMB57,090 and RMB66,370, respectively.

(11)	Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on their income or capital gains. In addition, upon any payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

The Group’s subsidiaries and VIEs incorporated in the PRC are subject to Income Tax in the PRC.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the years ended December 31, 2015, 2016 and 2017, if applicable.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Pursuant to the relevant laws and regulations in the PRC, Shenzhen Fanhua Software Technology Co., Ltd ("Fanhua Software"), Shenzhen Huazhong United Technology Co., Ltd ("Huazhong") and Ying Si Kang Information Technology (Shenzhen) Co., Ltd. ("Ying Si Kang"), subsidiaries of the Group, were regarded as software companies and thus exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Fanhua Software, year 2012 was the first profit-making year and accordingly, Fanhua Software has made a 12.5% tax provision for its profits for the years ended December 31, 2015 and 2016. No tax provision made for its profits for the year ended December 31, 2017. For Huazhong, year 2015 was the first profit-making year and accordingly it has not made any provision for PRC income tax for the years ended December 31, 2015 and 2016, and has made a 12.5% tax provision for its profits for the year ended December 31, 2017. For Ying Si Kang, year 2014 was the first profit-making year and accordingly it has not made any provision for PRC income tax for the year ended December 31, 2015, and has made a 12.5% tax provision for its profits for the years ended December 31, 2016 and 2017.

The Group accounts for uncertain income tax positions by prescribing a minimum recognition threshold in the financial statements.

The movements of unrecognized tax benefits are as follows:

RMB
Balance as of January 1, 2015	53,855
Change in unrecognized tax benefits	825
Gross increase in tax positions	15,674
Balance as of December 31, 2015	70,354
Change in unrecognized tax benefits	—
Gross increase in tax positions	2,424
Balance as of December 31, 2016	72,778
Change in unrecognized tax benefits	—
Gross decrease in tax positions	(2,428)
Balance as of December 31, 2017	70,350

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Group’s consolidated financial statements as of December 31, 2016 and 2017. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Group’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

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

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Income tax expenses are comprised of the following:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Current tax expense	26,620	41,985	158,291
Deferred tax (income) expense	(1,067)	(14,736)	9,512
Income tax expense	25,553	27,249	167,803

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Non-current deferred tax assets:
Operating loss carryforward, after offset unrecognized tax benefits in 2016	33,611	28,003
Less: valuation allowances	(25,334)	(25,912)
Total	8,277	2,091

Non-current deferred tax liabilities:
Intangible assets, net	2,604	339
Investment income	11,973	—
Dividend withholding taxes	—	16,800
Total	14,577	17,139

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided RMB25,334 and RMB25,912 valuation allowance for the years ended December 31, 2016 and 2017, respectively.

The Group had total operating loss carry-forwards of RMB150,373 and RMB112,011 as of December 31, 2016 and 2017, respectively. As of December 31, 2017, the operating loss carry-forwards of RMB15,744, RMB13,925, RMB21,187, RMB21,147 and RMB40,008 are to expire during the years ending December 31, 2018, 2019, 2020, 2021 and 2022, respectively. During the years ended December 31, 2015, 2016 and 2017, RMB4,251, RMB29,431 and RMB13,284, respectively, of tax loss carried forward has been expired and canceled.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Income from continuing operations before income taxes, share of income of affiliates and discontinued operations	172,242	124,051	505,095
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	43,061	31,013	126,274
Expenses not deductible for tax purposes:
Entertainment	685	973	1,411
Other	5,176	3,691	18,863
Tax exemption and tax relief:
Tax rate differential	(34,149)	—	—
Change in valuation allowance	(4,194)	(1,332)	578
Uncertain tax provisions	15,674	2,424	(2,428)
Effect of utilization of deductible temporary difference previously unrecognized	—	(12,872)	—
Deferred income tax for dividend distribution	—	—	16,800
Other	(700)	3,352	6,305
Income tax expense	25,553	27,249	167,803

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately RMB44,381, RMB4,089 and RMB826 for the years ended December 31, 2015, 2016 and 2017, respectively. Without such exemption, the Group’s basic and diluted net profit per share for the years ended December 31, 2015, 2016 and 2017 would have been decreased by RMB 0.04, RMB0.00 and RMB0.00.

If the entities were to be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%, whereas in the case of dividends paid by PRC subsidiaries which are 25% or more directly owned by tax residents in the Hong Kong Special Administrative Region, the withholding tax would be 5%. In the third quarter of 2017, the Group applies 10% withholding tax rate due to the dividends paid by PRC subsidiaries.

Aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution to the Group of approximately RMB2,058,189 and RMB2,209,904 as of December 31, 2016 and 2017 respectively, are considered to be indefinitely reinvested. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred tax liability in respect of those undistributed earnings of approximately RMB205,819 and RMB220,990, respectively.

On April 20, 2017, the Company's Board of Directors declared an annual cash dividend of US$0.006 per ordinary share, or US$0.12 per ADS, amounting to a total of approximately US$7,400. On November 19, 2017, the Company's Board of Directors declared an annual cash dividend of US$0.01 per ordinary share, or US$0.20 per ADS, amounting to a total of approximately US$12,700. As of December 31, 2017, the Company has paid the dividend to shareholders and provided RMB16,800 deferred income tax for the declared dividend distribution based on a 10% withholding tax rate.

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

During 2017, the Company issued 69,118,158 new shares for the exercise of options, representing 5.32% of the total shares outstanding as of December 31, 2017.

On April 6, 2017, the Company announced that it entered into a share purchase agreement with Fosun Industrial Holdings Limited (“Fosun”), a wholly owned subsidiary of Fosun International Limited (00656.HK) for a private placement of 66,000,000 ordinary shares (equivalent to 3,300,000 ADS) of the Company, at purchase price of US$0.44185 per ordinary share equivalent to US$8.837 per ADS), for a total investment of US$29,162.10. The purchase price represents the average closing price of the past 20 trading days prior to the signing of the share purchase agreement between Fosun and the Company on March 29, 2017. Fosun holds 5.08% of the total shares outstanding as of December 31, 2017 and its purchased shares are subject to a contractual one-year lock-up.

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

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(13)	Net Income per Share

The computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Basic:
Net income from continuing operations	173,613	145,095	446,236
Net income from discontinued operations	41,868	22,543	5,480
Net income	215,481	167,638	451,716
Less: Net income attributable to the noncontrolling interests	5,395	10,591	2,488
Net income attributable to the Company’s shareholders	210,086	157,047	449,228
Weighted average number of ordinary shares outstanding	1,151,705,374	1,160,592,325	1,231,698,725
Basic net income from continuing operations per ordinary share	0.14	0.12	0.36
Basic net income from discontinued operations per ordinary share	0.04	0.02	0.00
Basic net income per ordinary share	0.18	0.14	0.36
Basic net income from continuing operations per ADS	2.92	2.32	7.20
Basic net income from discontinued operations per ADS	0.73	0.39	0.09
Basic net income per ADS	3.65	2.71	7.29

Diluted:
Net income from continuing operations	173,613	145,095	446,236
Net income from discontinued operations	41,868	22,543	5,480
Net income	215,481	167,638	451,716
Less: Net income attributable to the noncontrolling interests	5,395	10,591	2,488
Net income attributable to the Company’s shareholders	210,086	157,047	449,228
Weighted average number of ordinary shares outstanding	1,151,705,374	1,160,592,325	1,231,698,725
Weighted average number of dilutive potential ordinary shares from share options	51,618,147	48,229,471	29,524,324
Total	1,203,323,521	1,208,821,796	1,261,223,049
Diluted net income from continuing operations per ordinary share	0.14	0.11	0.36
Diluted net income from discontinued operations per ordinary share	0.03	0.02	0.00
Diluted net income per ordinary share	0.17	0.13	0.36
Diluted net income from continuing operations per ADS	2.79	2.23	7.20
Diluted net income from discontinued operations per ADS	0.70	0.37	0.09
Diluted net income per ADS	3.49	2.60	7.29

(14)	Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2016 and 2017. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There are no appropriations to reserves by the Company other than the Group’s subsidiaries and VIEs in the PRC during the periods presented. Amounts contributed to the statutory reserves were RMB311,590 and RMB311,038 as of December 31, 2016 and 2017, respectively.

(15)	Related Party Balances and Transactions

The principal related party balances and transactions as of and for the years ended December 31, 2016 and 2017 are as follows:

a)	Amounts due from related parties:

	As of December 31,
	2016	2017
	RMB	RMB
Amounts due from an equity method affiliate and its subsidiaries, net (i)	32,495	—
Subscription receivables (Note 2(m) & Note 12)	288,135	248,717

(i) The Group agreed to grant a revolving loan with a maximum amount of US$50,000 (equivalent to RMB317,990 as per the agreement) to Sincere Fame and its subsidiaries pursuant to a facility letter entered in October 2011 (the "Facility"). The Facility is valid for two years and was renewed upon mutual agreement for another two years in October 2013 and October 2015, separately. In April 2017, the Facility was renewed upon mutual agreement for another year. On January 1, 2012, the Group and Sincere Fame further entered into a supplemental loan agreement, which established the legal rights to offset the interests and amounts receivable or payable between the Group and Sincere Fame, and all the subsidiaries of the Group and Sincere Fame. The amounts are unsecured and bear interest at 7.3% and are repayable on demand. As of December 31, 2016 and 2017, the amount due from Sincere Fame and its subsidiaries represented nil and nil principal receivable, respectively, and RMB32,495 and nil interest receivable, respectively. The interest receivables is non-interest bearing.

b)	The Group charged affiliates interest income of RMB8,088, nil and RMB8,714 for loans receivable for the years ended December 31, 2015, 2016, and 2017, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(16)	Commitments and Contingencies

(i) The Group has several non-cancelable operating leases, primarily for office premises.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum operating lease payments as of December 31, 2017 are:

Minimum Lease Payment
RMB
Year ending December 31:
2018	40,450
2019	31,721
2020	21,156
2021	8,443
2022	4,521
Total	106,291

Rental expenses incurred under operating leases for the years ended December 31, 2015, 2016 and 2017 amounted to RMB36,206, RMB40,394 and RMB50,837, respectively.

(17)	Concentrations of Credit Risk

Concentration risks

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Year ended December 31,
	2015	% of sales	2016	% of sales	2017	% of sales
	RMB		RMB		RMB
Huaxia Life Insurance Company Limited ("Huaxia")	*	*	517,759	12.7%	990,865	24.2%
Tianan Life Insurance Company Limited ("Tianan")	*	*	*	*	913,456	22.3%
PICC Property and Casualty Company Limited ("PICC")	475,742	19.3%	878,249	21.5%	*	*
China Pacific Property Insurance Co., Ltd. ("CPIC")	287,261	11.7%	439,749	10.8%	*	*
Ping An Property & Casualty Insurance Company of China, Ltd. ("Ping An").	265,296	10.8%	*	*	*	*
	1,028,299	41.8%	1,835,757	45.0%	1,904,321	46.5%

* represented less than 10% of total net revenues as of the year.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2016	%	2017	%
	RMB		RMB
Huaxia	101,749	20.2%	229,444	44.5%
PICC	84,257	16.8%	*	*
Tianan	75,750	15.1%	92,988	18.0%
	261,756	52.1%	322,432	62.5%

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

The Group performs ongoing credit evaluations on the amounts due from Chuangjia (Note 4). As Group obtain 99% equity share pledge of Puyi Bohui, the major operating subsidiary of Chuangjia, and in view of the positive operating results and decent solvency of Chuangjia, the Group considered that the credit risks on the amounts due from Chuangjia is not significant.

Currency risk

The proceeds from the initial public offering and the follow-on offering of the Group were in USD, substantially all of the revenue-generating operations of the Group are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People’s Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into USD or other foreign currencies. All foreign exchange transactions must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(18)	Non-Cash Transactions

The Group entered into the following non-cash investing and financing activities:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Considerations payable in connection with acquisition of subsidiaries and additional interests in subsidiaries	34,310	—	—
Non-cash consideration in connection with acquisition of additional interests in a subsidiary (Note 3)	—	19,551	—
Consideration receivable in connection with disposal of brokerage business (Note 3)	—	—	46,582

(19)	Share-based Compensation

2012 Option

a.	2012 Options G

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

For the years ended December 31, 2015, 2016 and 2017, share-based compensation expenses of RMB12,940, RMB4,367 and nil were recognized in connection with the 2012 Options G, respectively. During the year ended December 31, 2017, 34,570,812 shares of 2012 Options G had been exercised. During the years ended December 31, 2015, 2016 and 2017, 114,250, 10 and 400,000 shares of 2012 Options G, respectively, were forfeited due to employee resignations. No share-based compensation expense related to the forfeited options was recognized.

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

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

For the years ended December 31, 2015, 2016 and 2017, share-based compensation expenses of RMB1,213, RMB570 and nil were recognized in connection with the 2012 Options H, respectively. During the year ended December 31, 2017, 875,326 of 2012 Options H had been exercised. During the years ended December 31, 2014, 2015 and 2016, 284,978, 147,984 and nil shares of 2012 Options H, respectively, were forfeited due to termination of agency contracts. No share-based compensation expense related to the forfeited options was recognized.

Prior to our 2012 Option, the company granted options its employees under 2009 options and 2008 options (collectively the "Options"). The Options shall vest over a four-year period subject to the continuous employment of the option grantees and their key performance indicators ("KPI") results for the year 2009. The expiration date of the Options is March 31, 2015, which was later modified to December 31, 2017 with an incremental compensation cost of RMB6,700 charged for the period in which the modification occurred in December 2013. During the year ended December 31, 2017, 6,226,480 shares and 27,445,540 shares had been exercised for 2009 options and 2008 options respectively. No share-based compensation expense was recognized for the years ended December 31, 2015, 2016 and 2017.

For each of the three years ended December 31, 2015, 2016 and 2017, changes in the status of total outstanding options under 2012 Options, 2009 Options and 2008 Options, were as follows:

	Number of options	Weighted average exercise price in RMB	Aggregate Intrinsic Value RMB
Outstanding as of January 1, 2015	82,247,600	0.88	96,658
Exercised	(6,754,720)	0.24
Forfeited	(429,328)	0.17
Outstanding as of December 31, 2015	75,063,552	0.90	148,348
Exercised	(2,597,400)	0.45
Forfeited	(147,994)	0.01
Outstanding as of December 31, 2016	72,318,158	0.92	141,274
Exercised	(69,118,158)	0.96
Forfeited	(400,000)	0.01
Outstanding as of December 31, 2017	2,800,000	1.17	16,422
Exercisable as of December 31, 2017	2,800,000	1.17	16,422

As of December 31, 2017, all of the above options were fully vested.

The following table summarizes information about the Company’s share option plans for the years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Weighted-average grant-date fair value per share of options granted	—	—	—
Total intrinsic value of options exercised	17,399	6,406	270,419
Total fair value of share options vested	38,178	13,631	—

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The following table summarizes information about the Company’s stock option plans as of December 31, 2017, excluding the InsCom options:

	Options outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise price in RMB	Options Exercisable

2012 Options G	2,800,000	4.25	1.1683	2,800,000

InsCom Options

For the years ended December 31, 2012, 2013 and 2014, InsCom Holdings Limited ("InsCom"), a private subsidiary of the Group, issued three batches of the options to its entrepreneurial agents and the Group's employees ("InsCom Options"). There is no intrinsic value of the InsCom Options as of the date of grant. As of the grant date of the InsCom Options, the fair values of which were estimated to be of nominal values. The share-based compensation expenses related to the InsCom Options was nil, nil and nil during the years ended December 31, 2015, 2016 and 2017, respectively. During the year ended December 31, 2016, all of the InsCom Options had been exercised when the Company purchased the remaining interest from the minority interest of InsCom. Details of the acquisition is described in Note 3.

(20)	Restricted Net Assets

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. As of December 31, 2016 and 2017, the Company had restricted net assets of RMB2,630,106 and RMB2,245,077 (including nil and nil restricted share capital and statutory reserves of the VIEs), respectively, which were not eligible to be distributed. The decrease of restricted net assets is mainly due to the disposal of P&C Insurance Division during 2017. These amounts were comprised of the registered capital of the Company’s PRC subsidiaries and the statutory reserves disclosed in Note 14.

(21)	Segment Reporting

In the consolidated financial statements as of December 31, 2016, the Group operated three segments: (1) insurance agency business segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, (2) insurance brokerage business segment, which mainly consists of providing P&C and life insurance brokerage services to institutional clients, and (3) claims adjusting segment, which consists of providing pre-underwriting survey, claim adjusting, disposal of residual value, loading and unloading supervision and consulting services. As a result of the disposal of brokerage business as described in Note 3, the Group has two remaining operating segments. Brokerage segment has been categorized as a discontinued operation. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group's chief operating decision maker in deciding how to allocate resources and in assessing performance.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

The following table shows the Group’s operations by business segment for the years ended December 31, 2015, 2016 and 2017. Other includes revenue and expenses that are not allocated to reportable segments and corporate related items.

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net revenues
Agency	2,155,264	3,746,471	3,780,217	581,008
Claims Adjusting	303,846	336,413	308,256	47,378
Total net revenues	2,459,110	4,082,884	4,088,473	628,386
Operating costs and expenses
Agency	(1,969,329)	(3,667,004)	(3,408,499)	(523,876)
Claims Adjusting	(292,613)	(306,804)	(308,321)	(47,388)
Other	(168,720)	(117,542)	(98,517)	(15,142)
Total operating costs and expenses	(2,430,662)	(4,091,350)	(3,815,337)	(586,406)
Income (loss) from operations
Agency	185,935	79,467	371,718	57,132
Claims Adjusting	11,233	29,609	(65)	(10)
Other	(168,720)	(117,542)	(98,517)	(15,142)
Income (loss) from operations	28,448	(8,466)	273,136	41,980

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Segment assets
Agency	2,245,122	680,602	104,607
Claims Adjusting	256,004	271,616	41,747
Other	1,724,402	3,785,524	581,824
Total assets held for sale	13,040	-	-
Total assets	4,238,568	4,737,742	728,178

Substantially all of the Group’s revenues for the three years ended December 31, 2015, 2016 and 2017 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.

FANHUA INC.

Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(22)	Subsequent events

On March 9, 2018, the Company's Board of Directors declared a quarterly dividend of US$0.01 per ordinary share, or US$0.20 per ADS, amounting to a total of US$13,002. The dividend has been paid to shareholders of record on March 26, 2018.

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

Statements of Financial Position

(In thousands, except for shares and per share data)

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	10,746	169,413	26,038
Other receivables and amounts due from subsidiaries and affiliates	1,742,796	1,641,554	252,302
Total current assets	1,753,542	1,810,967	278,340
Non-current assets:
Investment in subsidiaries	1,571,844	2,126,599	326,853
Total assets	3,325,386	3,937,566	605,193

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables and accrued expenses	8,108	2,415	370
Amounts due to subsidiaries	30,426	58,100	8,930
Total liabilities	38,534	60,515	9,300
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 1,165,072,926 and 1,300,191,084 as of December 31, 2016 and 2017, respectively)	8,658	9,571	1,471
Additional paid-in capital	2,301,655	2,429,559	373,416
Retained earnings	1,330,518	1,779,746	273,543
Accumulated other comprehensive loss	(65,844)	(93,108)	(14,310)
Subscription receivables	(288,135)	(248,717)	(38,227)
Total shareholders’ equity	3,286,852	3,877,051	595,893
Total liabilities and shareholders' equity	3,325,386	3,937,566	605,193

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY—(Continued)

Statements of Income and Comprehensive Income

(In thousands)

	Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
General and administrative expenses	(19,839)	(9,938)	(4,435)	(682)
Interest income	15,913	8,271	2,229	343
Equity in earnings of subsidiaries	214,012	158,714	451,434	69,384
Net income	210,086	157,047	449,228	69,045
Other comprehensive (loss) income:
Foreign currency translation adjustments	6,153	2,177	(10,664)	(1,639)
Changes in fair value of short term investments	—	632	(632)	(97)
Share of other comprehensive income (loss) of affiliates	37,567	(37,911)	1,263	194
Comprehensive income attributable to the Company's shareholders	253,806	121,945	439,195	67,503

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)

Statements of Shareholders’ Equity

(In thousands, except for shares)

	Share Capital			Treasury Stock
	Number of Share	Amounts	Additional Paid-in Capital	Number of Share	Amounts	Retained Earnings	Accumulated Other Comprehensive Loss	Subscription Receivables	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015	1,150,565,906	8,563	2,601,401	—	—	963,385	(105,106)	(257,491)	3,210,752
Net income	—	—	—	—	—	210,086	—	—	210,086
Foreign currency translation	—	—	—	—	—	—	17,491	(11,338)	6,153
Repurchase of ordinary shares	—	—	—	(2,261,100)	(6,276)	—	—	—	(6,276)
Exercise of share options	4,493,620	29	(4,787)	2,261,100	6,276	—	—	—	1,518
Share-based compensation	—	—	17,653	—	—	—	—	—	17,653
Acquisition of additional interests in a subsidiary	—	—	(160,023)	—	—	—	—	—	(160,023)
Share of other comprehensive income in affiliates	—	—	—	—	—	—	37,567	—	37,567
Balance as of December 31, 2015	1,155,059,526	8,592	2,454,244	—	—	1,173,471	(50,048)	(268,829)	3,317,430
Net income	—	—	—	—	—	157,047	—	—	157,047
Foreign currency translation	—	—	—	—	—	—	21,483	(19,306)	2,177
Exercise of share options	2,597,400	17	1,127	—	—	—	—	—	1,144
Share-based compensation	—	—	4,937	—	—	—	—	—	4,937
Acquisition of additional interests in a subsidiary	7,416,000	49	(174,779)	—	—	—	—	—	(174,730)
Disposal of subsidiaries	—	—	16,126	—	—	—	—	—	16,126
Changes in fair value of short term investments	—	—	—	—	—	—	632	—	632
Share of other comprehensive loss in affiliates	—	—	—	—	—	—	(37,911)	—	(37,911)
Balance as of December 31, 2016	1,165,072,926	8,658	2,301,655	—	—	1,330,518	(65,844)	(288,135)	3,286,852
Net income	—	—	—	—	—	449,228	—	—	449,228
Foreign currency translation	—	—	—	—	—	—	(27,895)	17,231	(10,664)
Exercise of share options	69,118,158	458	64,488	—	—	—	—	—	64,946
Share-based compensation	—	—	—	—	—	—	—	—	—
Private placement	66,000,000	455	200,632	—	—	—	—	—	201,087
Subscription receipt	—	—	—	—	—	—	—	22,187	22,187
Distribution of dividend	—	—	(137,216)	—	—	—	—	—	(137,216)
Changes in fair value of short term investments	—	—	—	—	—	—	(632)	—	(632)
	—	—	—	—	—	—	1,263	—	1,263
Balance as of December 31, 2017	1,300,191,084	9,571	2,429,559	—	—	1,779,746	(93,108)	(248,717)	3,877,051
Balance as of December 31, 2017 in US$	—	1,471	373,416	—	—	273,543	(14,310)	(38,227)	595,893

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	210,086	157,047	449,228	69,045
Adjustments to reconcile net income to net cash generated from (used in) operating activities:
Equity in earnings of subsidiaries	(214,012)	(158,714)	(451,434)	(69,384)
Compensation expenses associated with stock options	17,653	4,937	—	—
Changes in operating assets and liabilities:
Other receivables	(67,925)	(9,290)	(6,489)	(997)
Other payables	1,879	3,506	(5,693)	(875)
Net cash used in operating activities	(52,319)	(2,514)	(14,388)	(2,211)
Cash flows (used in) generated from investing activities
Decrease in investment in subsidiaries	55,363	127,475	98,399	15,123
Advances to subsidiaries and affiliates	(8,797)	(122,885)	(38,609)	(5,934)
Decrease in advances to subsidiaries and affiliates	—	—	174,012	26,745
Net cash generated from investing activities	46,566	4,590	233,802	35,934
Cash flows generated from (used in ) financing activities:
Proceeds on exercise of stock options	1,518	1,144	64,946	9,982
Proceeds of employee subscriptions	—	—	22,187	3,410
Dividends paid	—	—	(137,216)	(21,090)
Repurchase ordinary shares	(6,276)	—	—	—
Net cash generated from (used in) financing activities	(4,758)	1,144	(50,083)	(7,698)
Net (decrease) increase in cash and, cash equivalents and restricted cash	(10,511)	3,220	169,331	26,025
Cash and, cash equivalents and restricted cash at beginning of year	9,707	5,349	10,746	1,652
Effect of exchange rate changes on cash and cash equivalents	6,153	2,177	(10,664)	(1,639)
Cash and, cash equivalents and restricted cash at end of year	5,349	10,746	169,413	26,038

FANHUA INC.

Note to Schedule 1

(In thousands, except for shares)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2017, RMB2,245,077 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company have been presented for the years ended December 31, 2015, 2016 and 2017.

