Form 20-F/A
period 2017-12-31
FANHUA INC.
filed 2018-06-25
CIK 1413855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐

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

Yes ☐  No ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) is being filed by Fanhua Inc, (the “Company”, “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, originally filed with the U.S. Securities Exchange Commission (the “Commission”) on April 20, 2018 (the “Original Filing”). This Amendment is being filed for the purpose of complying with Regulation S-X, Rule 3-09 (“Rule 3-09”), which requires, among other things, that separate financial statements for unconsolidated subsidiaries and investees accounted for using the equity method be included in the Form 20-F when such entities are individually significant.

We determined that our equity method investment in Sincere Fame International Limited (“Sincere Fame”), which is not consolidated in our financial statements, was significant under Rule 3-09 in relation to our financial results for the year ended December 31, 2016. Therefore, the consolidated financial statements of Sincere Fame for the years ended December 31, 2015 and 2016 were filed with our Annual Report on Form 20-F for the year ended December 31, 2016 and the 2016 financial statements were audited. This Amendment is filed solely to supplement the Original Filing with the inclusion of the consolidated financial statements of Sincere Fame for the year ended December 31, 2017 (the “2017 Financial Statements”). We determined that our equity method investment in Sincere Fame was not significant under Rule 3-09 in relation to our financial results for the year ended December 31, 2017, and therefore the 2017 Financial Statements are not audited.

This Form 20-F/A consists solely of the cover page, this explanatory note, the 2017 Financial Statements, and updated certifications of our chief executive officer and chief financial officer. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

TABLE OF CONTENTS

PART III	1

Item 17. Financial Statements	1

Item 18. Financial Statements	1

Item 19. Exhibits	1

i

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

Consolidated financial statements of Sincere Fame International Limited and its subsidiaries as of and for the year ended December 31, 2017, are hereby incorporated by reference to Exhibit 15.4 hereto.

Item 19.	Exhibits

Item 19 of our Annual Report on Form 20-F for the year ended December 31, 2017, filed on April 20, 2018, is amended by the addition of the following exhibits:

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.4*	Financial information of Sincere Fame International Limited for the years ended December 31, 2016 and 2017, prepared in accordance with International Financial Reporting Standards:

(i)	Consolidated Statements of Financial Position as of December 31, 2016 and 2017;
(ii)	Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31, 2016 and 2017;
(iii)	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2016 and 2017;
(iv)	Consolidated Statements of Cash Flows for the Years Ended December 31, 2016 and 2017; and
(v)	Notes to the Consolidated Financial Statements.

*	Filed with this Amendment No. 1 on Form 20-F/A.
**	Furnished with this Amendment No. 1 on Form 20-F/A.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FANHUA INC.

By:	/s/ Chunlin Wang
Name:	Chunlin Wang
Title:	Chief Executive Officer

Date: June 25, 2018

2