Form 20-F
period 2018-12-31
FANHUA INC.
filed 2019-04-30
CIK 1413855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

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

1,273,475,604 ordinary shares, par value US$0.001 per share as of December 31, 2018

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

Yes  ☐  No  ☐

- i -

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

- ii -

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.	Selected Financial Data

In November 2017, we disposed of Fanhua Bocheng Insurance Brokerage Co., Ltd., or Bocheng, which is the primary operating entity of our insurance brokerage segment. Accordingly, the insurance brokerage segment was accounted as discontinued operations. Consolidated statements of operations for the years ended 2014, 2015 and 2016 have been restated to conform to the current presentation.

The following selected consolidated statements of income data for the years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of income data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheets data as of December 31, 2014, 2015 and 2016 have been derived from our consolidated financial statements, which are not included in this annual report.

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

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except shares, per share and per ADS data)
Consolidated Statements of Income Data
Net revenues:
Agency	1,624,410	2,155,264	3,746,471	3,780,217	3,143,873	457,257
Life insurance business	197,208	319,916	990,541	2,424,444	2,870,776	417,537
P&C insurance business	1,427,202	1,835,348	2,755,930	1,355,773	273,097	39,720
Claims adjusting	292,981	303,846	336,413	308,256	327,390	47,617
Total net revenues	1,917,391	2,459,110	4,082,884	4,088,473	3,471,263	504,874
Operating costs and expenses:
Agency	(1,261,887)	(1,675,262)	(2,906,791)	(2,864,882)	(2,151,856)	(312,975)
Life insurance business	(129,357)	(205,313)	(673,230)	(1,636,340)	(1,943,053)	(282,606)
P&C insurance business	(1,132,530)	(1,469,949)	(2,233,561)	(1,228,542)	(208,803)	(30,369)
Claims adjusting	(167,676)	(181,370)	(199,810)	(194,525)	(194,159)	(28,239)
Total operating costs	(1,429,564)	(1,856,632)	(3,106,601)	(3,059,407)	(2,346,015)	(341,214)
Selling expenses	(105,169)	(125,041)	(502,802)	(221,785)	(231,075)	(33,608)
General and administrative expenses(1)	(387,362)	(448,989)	(481,947)	(534,145)	(468,430)	(68,130)
Total operating costs and expenses	(1,922,095))	(2,430,662)	(4,091,350)	(3,815,337)	(3,045,520)	(442,952)
Income (loss) from continuing operations	(4,704)	28,448	(8,466)	273,136	425,743	61,922
Other income, net:
Investment income	44,240	65,624	115,275	191,784	195,456	28,428
Interest income	82,216	57,206	6,901	25,891	34,207	4,975
Others, net	2,030	20,964	10,341	14,284	11,807	1,717
Income from continuing operations before income taxes, share of income of affiliates and discontinued operations	123,782	172,242	124,051	505,095	667,213	97,042
Income tax expense	(23,637)	(25,553)	(27,249)	(167,803)	(224,586)	(32,665)
Share of income of affiliates	30,649	26,924	48,293	108,944	174,468	25,375
Net income from continuing operations	130,794	173,613	145,095	446,236	617,095	89,752
Net income from discontinued operations, net of tax	35,286	41,868	22,543	5,480	—	—
Net income	166,080	215,481	167,638	451,716	617,095	89,752
Less: Net income attributable to the noncontrolling interests	4,320	5,395	10,591	2,488	7,180	1,044
Net income attributable to the Company’s shareholders	161,760	210,086	157,047	449,228	609,915	88,708
Net income per share:
Basic:
Net income from continuing operation	0.13	0.14	0.12	0.36	0.49	0.07
Net income from discontinued operation	0.03	0.04	0.02	0.00	0.00	0.00
Net income	0.16	0.18	0.14	0.36	0.49	0.07
Diluted:
Net income from continuing operation	0.13	0.14	0.11	0.36	0.49	0.07
Net income from discontinued operation	0.03	0.03	0.02	0.00	0.00	0.00
Net income	0.16	0.17	0.13	0.36	0.49	0.07
Net income per ADS:
Basic:
Net income from continuing operation	2.60	2.92	2.32	7.20	9.84	1.43
Net income from discontinued operation	0.62	0.73	0.39	0.09	0.00	0.00
Net income	3.22	3.65	2.71	7.29	9.84	1.43
Diluted:
Net income from continuing operation	2.58	2.79	2.23	7.20	9.83	1.43
Net income from discontinued operation	0.61	0.70	0.37	0.09	0.00	0.00
Net income	3.19	3.49	2.60	7.29	9.83	1.43
Shares used in calculating net income per share:
Basic	1,005,842,212	1,151,705,374	1,160,592,325	1,231,698,725	1,239,264,464	1,239,264,464
Diluted	1,012,591,387	1,203,323,521	1,208,821,796	1,261,223,049	1,240,854,034	1,240,854,034

(1)	Including share-based compensation expenses of RMB23.6 million, RMB17.7 million, RMB4.9 million, nil and nil for the years ended December 31, 2014, 2015, 2016, 2017 and 2018, respectively.

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,099,468	1,115,172	236,952	363,746	772,823	112,403
Total current assets	3,301,726	3,513,061	3,694,564	4,132,527	3,061,107	445,221
Total assets	3,748,486	4,014,428	4,238,568	4,737,742	3,866,611	562,377
Total current liabilities	335,440	488,448	747,119	661,860	905,583	131,713
Total liabilities	414,226	580,859	834,474	749,349	1,119,885	162,882
Noncontrolling interests	123,508	116,139	117,242	111,342	113,543	16,514
Total equity	3,334,260	3,433,569	3,404,094	3,988,393	2,746,726	399,495
Total liabilities and shareholders’ equity	3,748,486	4,014,428	4,238,568	4,737,742	3,866,611	562,377

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.8755 to US$1.00, the noon buying rate in effect as of December 28, 2018 in The City of New York for cable transfers of RMB, as set forth in H.10 weekly statistical release of the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 26, 2019, the noon buying rate was RMB6.7282 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you.

	Noon Buying Rate
	(RMB per US$1.00)
Period	Period End	Average(1)	Low	High

2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7569	6.9575	6.4773
2018
October	6.9737	6.9191	6.9737	6.8680
November	6.9558	6.9367	6.9558	6.8894
December	6.8755	6.8837	6.9077	6.8343
2019
January	6.6958	6.7863	6.8708	6.6958
February	6.6912	6.7369	6.7907	6.6822
March	6.7112	6.7119	6.7381	6.6916
April (through April 26)	6.7282	6.7143	6.7418	6.6870

Source: H.10 weekly statistical release of the Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

For the year ended December 31, 2018, our top five insurance company partners were Huaxia Life Insurance Co., Ltd., or Huaxia, Tian’an Life Insurance Co., Ltd., or Tian’an, Aeon Life Insurance Co., Ltd., or Aeon, Taiping Property and Casualty Company Limited, or Taiping, and Taikang Life Insurance Co., Ltd., or Taikang. Among these top five partners, each of Huaxia, Tian’an and Aeon accounted for more than 10% of our total net revenues individually in 2018, with Huaxia accounting for 31.7%, Tian’an for 20.3% and Aeon for 13.1%.

If we fail to attract and retain productive agents, especially entrepreneurial agents, and qualified claims adjustors, our business and operating results could be materially and adversely affected.

All of our sales of life insurance products and a substantial portion of our sales of property and casualty insurance products are conducted through our individual sales agents, who are not our employees. Some of these sales agents are significantly more productive than others in generating sales. In recent years, some entrepreneurial management staff or senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We refer to these individuals as entrepreneurial agents. An entrepreneurial agent is usually able to assemble and lead a team of sales agents. We have been actively recruiting and will continue to recruit entrepreneurial agents to join our distribution and service network as our sales agents. Entrepreneurial agents have been instrumental to the development of our life insurance business. In addition, we rely entirely on our in-house claims adjustors to provide claims adjusting services. Because claims adjustment requires technical skills, the technical competence of claims adjustors is essential to establishing and maintaining our brand image and relationships with our customers. If we are unable to attract and retain the core group of highly productive sales agents, particularly entrepreneurial agents, and qualified claims adjustors, our business could be materially and adversely affected. Competition for sales personnel and claims adjustors from insurance companies and other insurance intermediaries may also force us to increase the compensation of our sales agents, in-house sales representatives and claims adjustors, which would increase operating costs and reduce our profitability.

If our stock price is below certain levels after five years, the structure of our 521 plan may adversely affect our business and results of operations.

On June 14, 2018, we obtained approval from our board of directors, or the Board, to implement a plan, or 521 Plan, which enables eligible participants to invest in the Company by purchasing a total of 14 million of the Company’s ADSs at a price of US$27.38 per ADS. Eligible participants in the 521 Plan  include certain entrepreneurial team leaders, general managers of our provincial branches or subsidiaries, and key managerial personnel, excluding senior management, or the Participants. At least 10% of the total subscription cost of the shares under the 521 Plan was contributed by the Participants and the remaining portion was funded by loans granted to the Participants by the Company, which bear interest at a rate of 8% per annum. Shares beneficially owned by the Participants under the 521 Plan are pledged to the Company by the Participants to secure the payment of loans. These Participants must fulfill certain performance goals within the five-year period from 2019 to 2023 in order to enjoy the full increase in the value of the ADSs, and their ADSs will be subject to a five-year lock-up period.

Since we announced the 521 Plan on June 14, 2018, the price of our ADSs has dropped from US$36 to US$26.0 on April 26, 2019, largely affected by, among other things, uncertainty around the Sino-US trade dispute and concerns about a softening macroeconomic environment in China and abroad. If our stock price continues to fall or otherwise remains below the subscription cost of US$27.38 per ADS over the next several years, it may dampen the morale of the Participants and thereby adversely affect our business and results of operations. In addition, there is a risk that the Participants may default on the loans we provide to them under the 521 Plan. Although the stocks held by the Participants under the 521 Plan and personal assets, including salaries in the case of key employees and renewal commissions in the case of entrepreneurial team leaders, are pledged to secure the payment of the loans, with a continued drop in stock price, some Participants may choose not to repay the loans and interests at the end of the lock-up period or upon termination of their employment or agent arrangement with us. The Company may have to collect the loans by selling the pledged shares, and there is no guarantee that the proceeds from the sales of the shares would be adequate to pay back the principal and interest due under the loan and therefore may cause losses to the Company.

If our investments in our mobile and online platforms are not successful, our business and results of operations may be materially and adversely affected.

We have devoted significant efforts to developing and managing our mobile and online platforms. On January 1, 2012, we launched Baowang (www.baoxian.com), an online insurance platform which allows customers to search for and purchase a wide range of commoditized insurance products, including short term medical expense insurance, travel insurance, accident insurance, and homeowner insurance from various insurance carriers. In October 2012, we launched CNpad Auto, the mobile workstation of our proprietary sales support system, which enables sales agents to help their clients compare prices, policy benefits and services from different insurance carriers’ auto insurance policies, and to apply for and complete the purchase of the policy that best suits their clients’ needs anywhere and anytime. In August 2014, we unveiled eHuzhu (www.ehuzhu.com), an online non-profit mutual aid platform that provides low-cost risk-protection programs on a mutual commitment basis among program members. In August 2014, we also rolled out Chetong.net (www.chetong.net), an online-to-offline public service platform for the insurance industry that integrates claims adjustment and auto service resources from around the country to provide claims services such as damage assessment and loss estimations. In September 2017, we launched Lan Zhanggui, an internet-based all-in-one platform which integrates several of our existing online platforms and allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices. In the next few years, we intend to continue to devote resources to maintaining the technology and content of our existing online and mobile initiatives. However, our efforts to develop our mobile and online platforms may not be successful or yield the benefits that we anticipate. In addition, our expansion may depend on a number of factors, many of which are beyond our control, including but not limited to:

●	the effectiveness of our marketing campaigns to build brand recognition among consumers and our ability to attract and retain customers;

●	the acceptance of third-party e-commerce platforms as an effective channel for underwriters to distribute their insurance products;

●	the acceptance of CNpad Auto and Lan Zhanggui as effective tools for sales agents;

●	public concerns over security of e-commerce transactions and confidentiality of information;

●	increased competition from insurance companies which directly sell insurance products through their own websites, call centers, portal websites which provide insurance product information and links to insurance companies’ websites, and other professional insurance intermediary companies which may launch independent websites in the future;

●	further improvement in our information technology system designed to facilitate smoother online transactions; and

●	further development and changes in applicable rules and regulations which may increase our operating costs and expenses, impede the execution of our business plan or change the competitive landscape.

On July 22, 2015, the China Insurance Regulatory Commission, or CIRC, promulgated the Interim Measures for the Supervision of Internet Insurance Business, or Interim Measures, which became effective on November 1, 2015, and sets forth the qualifications and procedures for insurance intermediaries to operate internet insurance businesses in China. As advised by our PRC counsel, we have obtained the necessary approvals and licenses and our operations meet the qualification requirements of the Interim Measures. Since online insurance distribution has emerged only recently in China and is evolving rapidly, the Chinese Banking and Insurance Regulatory Committee , or CBIRC may promulgate and implement new rules and regulations to govern this sector from time to time. The Interim Measures is aimed at regulating the operations of internet insurance business, protecting the legitimate rights and interests of insurance business. It provides that, in accordance with laws, regulations and relevant regulatory provisions, the CIRC and its local offices conduct daily regulation and on-site inspection of the internet insurance business activities of insurance institutions and third-party network platforms, in which case the insurance institutions and third-party network platforms shall provide cooperation. We cannot assure you that our operations will always be consistent with the changes and further development of regulations applicable to us or we will be able to obtain necessary approvals and licenses as required on a timely basis.

Any failure to successfully identify the risks as part of our expansion into the online and mobile insurance distribution business may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.

All of our personnel engaging in insurance agency, or claims adjusting activities are required under relevant PRC regulations to register with the CBIRC’s Insurance Intermediaries Regulatory Information System and obtain a Practice Certificate issued by the insurance company or insurance intermediary to which he or she belongs. If these registration and certificate requirements are strictly enforced in the future, our business may be materially and adversely affected.

All of our personnel who engage in insurance agency and claims adjusting activities are required under relevant PRC regulations to be registered with the CBIRC’s Insurance Intermediary Regulatory Information System, or the IIRIS, and obtain a “Practice Certificate” issued by the insurance company or insurance intermediary company to which he or she belongs. See “Item 4. Information on the Company — B. Business Overview — Regulation.” In addition, we understand that the CBIRC requires that every individual agent or claims adjustor carry the Practice Certificate and other credentials showing specified information when conducting agency and claims adjusting activities. Under the relevant PRC regulations, such as the Measures for the Supervision and Administration of Insurance Sales Personnel issued in January 2013 and Provisions on the Supervision of Insurance Claims Adjusting Firms issued by the CIRC in February 2018, an insurance agency or claims adjusting firm that retains a personnel who has not obtained its Practice Certificate to engage in insurance intermediary activities may be subject to warning and imposed a fine ranging from RMB10,000 to RMB30,000 per intermediary by the CBIRC (formerly CIRC). On March 12, 2019, the CBIRC issued a Notice for Professional Insurance Intermediaries to Conduct the Verification of Sales Personnel’s Practice Registration, requiring all insurance intermediary institutions to properly register the information of their newly recruited sales professionals with the IIRIS and complete self-check and verification of the IIRIS registration of all existing sales professional affiliated with them, by July 31, 2019. The self-check and verification will be focused on (i) eliminating dummy registration; (ii) verifying affiliation; (iii) providing complete information for their affiliated sales personnel; and (iv) enhancing maintenance. The CBRIC will also carry out on-site inspection on top five insurance intermediaries in each region, after the completion of the self-check and verification by insurance intermediaries. Certain of our subsidiaries have received fines for failure to register some of our sales personnel’s information with the IIRIS, which have not been material to us. If the CBIRC were to strictly enforce these regulations and the notice, and if a substantial portion of our sales force were found to have not obtained practice certificates, our business may be adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance professionals to register with the CBIRC and obtain the necessary practice certificate. Such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

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

We operate in a highly regulated industry. The laws and regulations applicable to us are evolving and may change rapidly, which could change the competitive environment of our industry significantly and cause us to lose some or all of our competitive advantages. For example, the PRC Insurance Law and related regulations were amended in 2002, 2009, 2014 and 2015. The 2015 amendments involved a number of significant changes to the regulatory regime, including eliminating the requirement for any insurance agent, broker or claims adjusting practitioners to obtain a qualification certificate issued by the CIRC. The elimination of the certificate requirement may result in an increase in competition for our business and in misconduct by sales or service persons, in particularly sales misrepresentation. In addition, the general increase misconduct in the industry could potentially harm the reputation of the industry and have an adverse impact on our business.

In recent years, the CIRC and CBRIC have increasingly tightened regulations and supervision of the Chinese insurance market. For example, on April 2, 2019, the CBIRC issued a Notice to Rectify the Irregularities in the Insurance Intermediary Market in 2019, requiring all insurance companies and insurance intermediaries to conduct self-check on various practices in violation of relevant regulations. Although we believe we have not had any material violations to date, we could be required to spend significant time and resources in complying with the requirement and the attention of our management team and key employees could be diverted to these efforts, which may adversely affect our business operations.

On March 13, 2018, CIRC and CBRC were merged to form the CBIRC. The CBIRC has extensive authority to supervise and regulate the insurance industry in China. In exercising its authority, the CIRC and CBIRC are given wide discretion, and the administration, interpretation and enforcement of the laws and regulations applicable to us involve uncertainties that could materially and adversely affect our business and results of operations. The People’s Bank of China and other government agencies may promulgate new rules governing online financial services. In July 2015, ten government agencies including the People’s Bank of China, the Ministry of Finance and CIRC promulgated a guidance letter on how to promote the healthy growth of internet financial services, which set forth the principles of supervising based on the rule of law, appropriate level of regulation, proper categorization, cooperation among different government agencies and promoting innovation. Not only may the laws and regulations applicable to us change rapidly, but it is sometimes unclear how they apply to our business. For example, the laws and regulations applicable to our online and mobile platforms may be unclear. Errors created by our products or services may be determined or alleged to be in violation of the applicable laws and regulations. Any failure of our products or services to comply with these laws and regulations could result in substantial civil or criminal liability; could adversely affect demand for our services; could invalidate all or portions of some of our customer contracts; could require us to change or terminate some portions of our business; could require us to refund portions of our services fees; could cause us to be disqualified from serving customers; and could have a material and adverse effect on our business.

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

China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry. For example, , the CIRC issued notices in September 2016 and May 2017 to further reinforce the regulation of life insurance products by requiring insurance companies to revise or improve the design of a number of insurance products. For instance, insurance companies are required to (i) increase the death benefit coverage for insurance products including individual term life insurance, individual endowment insurance and individual whole life insurance products, and (ii) seek CIRC approval for universal insurance products with a guaranteed interest rate above 3%. CIRC also required that (i) whole life insurance, annuity insurance and care insurance products must not be designed as short-to-medium term products, (ii) the first payment of survival insurance benefits for endowment products and annuity products must only occur after five years since the policy has become effective, and the annual payment or partial payment must not exceed 20% of the paid premiums, and (iii) insurance companies must not design universal insurance products or investment-linked insurance products in the form of riders. These new requirements apply to a number of annuity products sold by us. As a result, sales of annuity products dropped significantly in 2018. If there are similar regulatory requirements on changing the design of products which could make our products less attractive to consumers or disrupt product supply our business, results of operations could be adversely affected in the short term.

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

We are engaged in the life insurance, property and casualty insurance and claims adjusting businesses and derive revenues primarily from commissions and fees paid by the insurance companies whose policies our customers purchase and to whom we provide claims adjusting services. The commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge or the amount recovered from insurance companies. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies. These factors, which are not within our control, include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products such as government benefits and self-insurance plans, as well as the tax deductibility of commissions and fees and the consumers themselves. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by CBIRC (formerly CIRC).

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

If we do not remedy the material weakness that we identified in our internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2018 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management is not permitted to conclude that the Company’s internal control over financial reporting is effective if there are one or more material weaknesses in the Company’s internal control over financing reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim consolidated financial statements would not be prevented or detected on a timely basis. Based on our assessment and those criteria, we have concluded that our internal controls over financial reporting were ineffective because of the identification of a material weakness. Specifically, management review controls designed to address risks associated with complex accounting matters that arise from significant non-routine transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP did not operate effectively. As a result, errors in the accounting for the Fanhua 521 Development Plan were identified after year end, but were corrected prior to the issuance of the consolidated financial statements. Management has identified corrective actions for the weakness and intends to implement procedures to address such weakness during the fiscal year 2019.

See “Item 15. Controls and Procedures.” “Management’s Remediation Plans and Actions ” for measures that we implement to address this material weakness and other control deficiencies in our internal control over financial reporting might not fully address them, and we might not be able to conclude that they have been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2018. This could adversely affect the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

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

When we acquire a business, the amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the fair value of purchase price and any controlling interest over the net identifiable tangible assets acquired. As of December 31, 2018, goodwill represented RMB109.9 million (US$16.0 million), or 4.0% of our total shareholders’ equity, and other net intangible assets represented RMB1.3 million (US$ 0.2 million), or 0.05% of our total shareholders’ equity. Our management performs impairment assessment annually and we did not recognize any impairment loss between 2014 and 2018. Under current accounting standards, if we determine that goodwill or intangible assets are impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. As we implement our growth strategy through acquisitions, goodwill and intangible assets may comprise an increasingly larger percentage of our shareholders’ equity. As such, any write-down related to such goodwill and intangible assets may adversely and materially affect our shareholders’ equity and financial results.

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

Though we have not experienced any material cybersecurity incidents in the past, if our database were compromised by outside sources or if we are accused of failing to protect the confidential information of our customers, we may be forced to expend significant financial and managerial resources in remedying the situation, defending against these accusations and we may face potential liability. Any negative publicity, especially concerning breaches in our cybersecurity systems, may adversely affect our public image and reputation. Though we take proactive measures to protect against these risks and we believe that our efforts in this area are sufficient for our business, we cannot be certain that such measures will prove effective against all cybersecurity risks. In addition, any perception by the public that online commerce is becoming increasingly unsafe or that the privacy of customer information is vulnerable to attack could inhibit the growth of online services generally, which in turn may reduce the number of our customers.

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

We may be subject, from time to time, to various adverse actions taken by other parties, including various lawsuits and negative reports, regulatory proceedings, each of which may require the time and attention of our management and may otherwise adversely affect us.

From time to time, we are party to litigations incidental to the conduct of our ongoing business, including class action lawsuits and disputes with other third parties. Litigations usually require a significant amount of management time and efforts, which may adversely affect our business by diverting management’s focus from the needs of our business and the development of future strategic opportunities.

In August 2018, a short-selling focused firm issued a short sell thesis report which we believe contains false and misleading information about our strategy, business model and financials. Following the issuance of this report, shareholder class action suits were filed against the Company in the United States federal courts. We intend to vigorously defend ourselves against these actions, and will file any necessary appeals should our initial defense be unsuccessful. We are currently unable to estimate the possible loss, if any, associated with resolving these suits. Furthermore, in January 2019, another short-selling focused team issued a short sell report against the Company, which caused the trading price of our ADSs to fluctuate significantly. It is not unusual for companies that have experienced volatility in the trading price of their shares to face securities class action suits or derivative actions.

We cannot predict the outcome of these lawsuits. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expenses and divert the attention and resources of our management and other key employees. An unfavorable outcome in any of these matters could also exceed coverage provided under applicable insurance policies, which is limited. Any such unfavorable outcome could have a material effect on our business, financial condition, results of operations and cash flows. Further, we could be required to pay damages or additional penalties or have other remedies imposed against us, or our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows.

In addition, the CBIRC (formerly CIRC) may from time to time make inquiries and conduct examinations concerning our compliance with PRC laws and regulations. These administrative proceedings have in the past resulted in administrative sanctions, including fines, which have not been material to us. While we cannot predict the outcome of any pending or future examination, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

Risks Related to Our Corporate Structure

If the PRC government finds that the structure for operating part of our China business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Historically, PRC laws and regulations have restricted foreign investment in and ownership of insurance intermediary companies. As a result, we conducted our insurance intermediary business through contractual arrangements among our PRC subsidiaries, consolidated affiliated entities including Meidiya Investment, Yihe Investment, Xinbao Investment and Dianliang Information and their individual shareholders between December 2005 and May 2016.

In recent years, some rules and regulations governing the insurance intermediary sector in China have begun to encourage foreign investment. For instance, under the Closer Economic Partnership Arrangement, or CEPA, Supplement IV signed in June 29, 2007 and CEPA Supplement VIII signed on December 13, 2011, between the PRC Ministry of Commerce and the governments of Hong Kong and Macao Special Administrative Region, local insurance agencies in Hong Kong and Macao are allowed to set up wholly-owned insurance agency companies in Guangdong Province if they meet certain threshold requirements. On December 26, 2007, the CIRC issued an Announcement on the Establishment of Wholly-owned Insurance Agencies in Mainland China by Hong Kong and Macao Insurance Agencies, which sets forth specific qualification criteria for implementation purposes. On August 26, 2010, the CIRC released a Circular on the Cancellation of the Fifth Batch of Administrative Approval Items, pursuant to which foreign ownership in a professional insurance intermediary in excess of 25% only requires a filing to be made with the relevant authorities and no longer requires prior approval. On March 1, 2015, the National Development and Reform Commission and Ministry of Commerce jointly issued the Catalogue for the Guidance of Foreign Investment Industries (Revision 2015), or the CGFII 2015 Revision, pursuant to which insurance brokerage firms are removed from the list of industries subject to foreign investment restriction.

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

Following the changes in applicable foreign investment regulations, we commenced a restructuring of our company in October 2011 and subsequently terminated all the contractual arrangements among our PRC subsidiaries and consolidated entities such as Meidiya Investment and Yihe Investment, which became our wholly-owned subsidiaries in 2015 and Xinbao Investment and Dianliang Information, which became our wholly-owned subsidiaries in 2016. As a result, we obtained direct controlling or significant equity ownership in  each of our insurance intermediary companies and our online platforms in 2016. See “Item 4. Information on the Company — C. Organizational Structure.”

If our direct ownership of our online platforms is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the CBIRC (formerly CIRC), will have broad discretion in dealing with such violations, including:

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

Any loans we make to any of our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), namely, Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd., or Zhonglian Enterprise, and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., or Xinlian Information, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK$300 million (US$43.6 million) in foreign debts as of March 31, 2019. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

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

Our variable interest entities or their respective shareholders and directors may fail to perform their obligations under our contractual arrangements with them.

Pursuant to the 521 Plan, we set up three companies, or 521 Plan Employee Companies, which are Fanhua Employees Holdings Limited, Step Tall Limited and Treasure Chariot Limited, to hold the shares on behalf of the Participants. Each of the 521 Plan Employee Companies is a legal entity formed in the British Virgin Islands with a sole shareholder appointed by the Company. Mr. Yinan Hu and two other employees of the Company are the respective sole shareholder and director of the 521 Plan Employee Companies. Our ordinary shares are the only significant assets held by the 521 Plan Employee Companies, which serve as collateral to the loans issued by the Company to the Participants. Given the only substantial recourse to the loans issued by the Company are the ordinary shares of the Company, changes (principally decreases) in the value of the ordinary shares held by the 521 Plan Employee Companies will be indirectly absorbed by the Company and we have potential exposure to the economics of the 521 Plan Employee Companies. Therefore, we have variable interests in the 521 Plan Employee Companies. Since none of the 521 Plan Employee Companies’ equity investors have the obligation to absorb the expected losses or the right to receive the expected residual returns as (i) the depreciation of the ADS will be indirectly absorbed by the Company as discussed above and (ii) and the appreciation of the ADS will be absorbed by the Company or the Participants, as any residual proceeds from the sale of the ADS will revert to the Company or the Participants and not the shareholders of the 521 Plan Employee Companies. Therefore, the 521 Plan Employee Companies are deemed to be our consolidated variable interest entities, or VIEs.

Through loan agreements, entrusted share purchase agreements and letters of undertaking, we have the right to the shares held by the 521 Plan Employee Companies, which collectively is 20.1% of our outstanding shares, as collateral to the loans issued to the Participants, and we have potential exposure to the economics of the VIEs resulting from the fluctuation in the value of the Company’s ADSs, which is more than insignificant. Therefore, we are deemed the primary beneficiary of the 521 Plan Employee Companies and consolidate them into our financial statements accordingly.

If our VIEs or their shareholders and directors fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under various legal jurisdictions, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under the relevant laws and regulations. For example, if the shareholders of our VIEs act in bad faith toward us, we may have to take legal action to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in the equity interests of our VIEs, our ability to exercise shareholders’ rights or foreclose the shares pledged under the loan agreements with the Participants may be impaired. If these or other disputes between the shareholders and directors of our VIEs and third parties were to impair our control over our VIEs, our ability to consolidate the financial results of our VIEs would be affected, which would in turn materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Adverse economic, political and legal developments in China could have a material adverse effect on our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years or so, growth has been uneven across different regions and among various economic sectors of China. Economic growth in China has been slowing in the past few years and dropped to 6.6% for 2018, according to data released by the PRC government in January 2019. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. However, these measures may not be successful in transforming the Chinese economy or spurring growth. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

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

We have been advised by our PRC counsel, Global Law Office, that pursuant to the EIT Law and the Implementation Rules, dividends payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. However, pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong wholly-owned subsidiary CNinsure Holdings Ltd. are subject to a withholding tax at a rate of 5% since CNinsurance Holdings Ltd. is treated as a Hong Kong resident enterprise for taxation purpose. Under the EIT Law and the Implementation Rules, if we are regarded as a resident enterprise, the dividends we receive from our PRC subsidiaries will be exempt from the EIT. If, however, we are not regarded as a resident enterprise, our PRC subsidiaries will be required to pay a 5% or 10% withholding tax, as the case may be, for any dividends they pay to us. As a result, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, could be materially reduced.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. In addition, each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of its board. These reserves are not distributable as cash dividends. As of December 31, 2018, the total retained earnings of our PRC subsidiaries available for dividend distributions were RMB1.4 billion (US$209.7 million). Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

As of March 31, 2019, our executive officers, directors and principal shareholders beneficially owned approximately 35.2% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other noncontrolling shareholders.  In addition, as of March 31, 2019, companies established to hold ordinary shares of the Company on behalf of the Participants in the 521 Plan, or 521 Plan Employee Companies, collectively held 20.1% of our outstanding shares. Through loan agreements and entrusted share purchase agreement, as these shares are pledged to the Company as collateral to secure the loans provided to the Participants, we have the right to dispose of part or all of the shares held by the 521 Plan Employee Companies on behalf of the Participant if the Participant fails to repay the loan upon its maturity, the termination of his or her employment or agent contract with the Company or its subsidiaries within five years, or if the Participant failed to achieve his or her committed performance targets. The 521 Plan Employee Companies have either established an employee committee or appointed employee representatives for the Participants, each with the power to make voting and disposition decisions with respect to the shares. Although the committee or employee representatives have promised to vote the shares they control in a manner that is in the best interest of the Participants, we could exert substantial influence over the members of the employee committee or the employee representatives, who are our employees, or they may not act in a manner that protects the interests of other noncontrolling shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries in China. Most of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside China upon these persons. It may also be difficult for you to enforce in the courts of the Cayman Islands judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and some or all of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or our officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state. Our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. It is also uncertain whether the Cayman Islands or PRC courts would entertain or be competent to hear original actions brought in the Cayman Islands or the PRC against us or our officers and directors predicated upon the securities laws of the United States or any state.

Our corporate affairs are governed by our amended and restated memorandum and articles of association as amended and restated from time to time and by the Companies Law (2018 Revision) (hereinafter, the “Cayman Companies Law”) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by non-controlling shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, because Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action specific to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

The audit reports included in this annual report have been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China.  On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S..

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliate of our independent registered public accounting firm), concerning the manner in which the SEC may seek access to audit working papers from audits in China of US-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the US, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC.  On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitisation procedure.  We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2018. However, we believe we were a PFIC for 2017 and prior years. In addition, we believe that it is likely that one or more of our subsidiaries were also PFICs for such prior years. A non-United States corporation will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. If our market capitalization declines, we may be a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. In addition, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the United States Internal Revenue Service, or IRS, will agree with any positions that we ultimately take. We cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position.

If we are or were a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds our ADSs or ordinary shares, certain special and adverse tax rules could apply with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

In October 2017, as part of our transition towards the fee-based platform model, we sold Fanhua Times Sales & Service Co., Ltd., and all of its subsidiaries, including 18 P&C insurance agencies and one insurance brokerage firm, to Beijing Cheche Technology Co., Ltd. and divested our insurance brokerage segment in November 2017.

In recent years, we have devoted significant efforts to developing and managing our mobile and online platforms. In 2010, we acquired a majority equity interest in InsCom Holdings Limited, or InsCom Holdings, to build an e-commerce insurance platform. In April 2014, we established Dianliang Information, as the holding company for eHuzhu (www.ehuzhu.com), an online mutual aid platform that we launched in July 2014. In October 2012, we launched CNpad application, a mobile sales support system, which was later divided into CNpad Auto and Lan Zhanggui. Chetong. Net, an LBS technology-based online claims services resource aggregating platform, was launched in 2014.

We have also made investments in complementary business areas, such as consumer finance and wealth management since 2009. We currently own an 18.5% equity interest in CNFinance Holdings Limited, or CNFinance, a leading home equity loan service provider in China, and a 4.5% equity interest in Puyi Inc., a leading third-party wealth management service provider in China which beneficially owns 100% in Fanhua Puyi Fund Sales Co. Ltd., or Puyi  Sales. For further information on the changes in our shareholdings in CNFinance and Puyi  Sales, please see “Item 4. – Information on the Company – C. Organizational Structure – Recent Principal Changes in Corporate Structure “.

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

We distribute insurance products to customers primarily through our sales agents, and provide claims adjustment services through our claims adjustors. With 860,550 sales agents and 1,213 claims adjustors and 852 sales and service outlets as of March 31, 2019, our distribution and service network consisted of 709 sales outlets in 21 provinces and 143 services outlets in 31 provinces.

Technological developments and the growth of mobile internet access have significantly changed the way we operate our business.

We operate several online platforms, which we define as websites and Internet-enabled applications that aggregate insurance product offerings from various insurance companies:

●	CNpad Auto - internet-based auto insurance platform for our sales agents available in mobile application and WeChat official account versions, through which they can access, compare and purchase auto insurance products from multiple insurance companies on their mobile devices for their clients. CNpad Auto had 568,367 activated accounts as of March 31, 2019.

●	Baowang (www.baoxian.com) - an online insurance platform that allows customers to directly compare and shop for hundreds of accident, standard short term health, travel and homeowner insurance products from dozens of insurance companies online. The platform is available in PC-based website, mobile application and WeChat official account versions. As of March 31, 2019, Baowang has over 2.3 million registered members.

●	Lan Zhanggui - an internet-based all-in-one platform which integrates our existing online platforms and allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance, and standard health insurance products from multiple insurance companies, through one integrated account on their mobile devices. The platform is available in mobile application and WeChat official account versions. As of March 31, 2019, Lan Zhanggui has over 860,550 registered users.

●	eHuzhu (www.ehuzhu.com) - an online non-profit mutual aid platform that provides low-cost alternative risk-protection programs on a mutual aid basis among program members. eHuzhu primarily offers programs that cover mutual aid for cancer for three different age groups and accidental death. The platform is accessible primarily through its WeChat official account. When a member signs up for a program offered by eHuzhu, he or she agrees to give donation to and is entitled to receive donation from other program members in case of any claims covered under such program. The amount of fund that each member can claim is up to RMB300,000, with the maximum contribution from each member limited to RMB3 for each valid claim. As of March 31, 2019, eHuzhu has attracted over 3.5 million registered members.

As of March 31, 2019, we, through Fanhua Group Company, had one e-commerce insurance platform and one online mutual aid platform, and thirteen insurance intermediary companies in the PRC, of which ten were insurance agencies including, two with national operating licenses and three were insurance claims adjusting firms. We also own (i) 18.5% of the equity interests in CNFinance Holdings Ltd.  (NYSE:CNF), a leading home equity loan service provider, (ii) 4.5% of the equity interests in Puyi Inc.  (NASDAQ:PUYI), a leading third party wealth management services provider focusing on mass affluent and emerging middle class population, and (iii) 14.9% of the equity interests in Shenzhen Chetong Network Co., Ltd., an online insurance claims services provider.

The professional insurance intermediary sector in China is still at its early stage of development. We believe this offers substantial opportunities for further growth. The proliferation of internet access also presents us with lots of opportunities to improve our operation efficiency and directly reach out to a much broader customer base. We intend to take advantage of these opportunities to increase our market share by aggressively expanding our sales force and offline distribution and service network, broadening our product portfolio and developing our online platforms.

Segment Information

As of December 31, 2018, we operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services.

Insurance Agency Segment

Our insurance agency segment accounted for 91.8%, 92.5% and 90.6% of our net revenues from continuing operations in 2016, 2017 and 2018, respectively. Revenue from this segment is derived from two broad categories of insurance products: (i) property and casualty insurance products, and (ii) life insurance products, both primarily focused on meeting the insurance needs of individuals.

Life Insurance Products

Our life insurance business accounted for 82.7% of our net revenues from continuing operations in 2018. We expect the sale of life insurance products to be the major source of our revenue in the next several years. The life insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below:

●	Individual Health Insurance. The individual health insurance products we distribute primarily consist of critical illness insurance products, which provide guaranteed benefits for specified serious illnesses and medical insurance, which provides conditional reimbursement for medical expenses during the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period.

●	Individual Endowment Life Insurance. The individual endowment products we distribute generally provide insurance coverage for the insured for a specified time period and maturity benefits if the insured reaches a specified age. The individual endowment products we distribute also provide to a beneficiary designated by the insured guaranteed benefits upon the death of the insured within the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period, generally ranging from five to 25 years.

●	Individual Annuity. The individual annuity products we distribute generally provide annual benefit payments after the insured attains a certain age, or for a fixed time period, and provide lump sum payment at the end of the coverage period. In addition, the beneficiary designated in the annuity contract will receive guaranteed benefits upon the death of the insured during the coverage period. In return, the purchaser of the annuity products makes periodic payments of premiums during a pre-determined accumulation period.

●	Individual Whole Life Insurance. The individual whole life insurance products we distribute provide insurance for the insured person’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount of the policy or, for some policies, the face amount plus accumulated interest is paid upon the death of the insured.

●	Individual Term Life Insurance. The individual term life insurance products we distribute provide insurance coverage for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years. Term life insurance policies generally expire without value if the insured survives the coverage period.

●	Participating Insurance. The participating insurance products we distribute not only provide insurance coverage but also pay dividends generated from the profits of the insurance company providing the policy. The dividends are typically paid on an annual basis over the life of the policy. In return, the insured makes periodic payments of premiums over a pre-determined period, generally ranging from five to 25 years.

The life insurance products we distributed in 2018 were primarily underwritten by Huaxia, Tian’an, Aeon, Taikang, and ICBC AXA Life Insurance Co., Ltd, or ICBC AXA.

Property and Casualty Insurance Products

Our property and casualty insurance business accounted for 7.9% of our net revenues from continuing operations in 2018. Our main property and casualty insurance product is accident insurance in terms of net revenues. In addition, we also offer individual accident insurance, travel insurance, disability income insurance, and other property and casualty products. The property and casualty insurance products we offer to individual customers can be further classified into the following categories:

●	Automobile Insurance. Automobile insurance is the largest segment of property and casualty insurance in the PRC in terms of gross written premiums. We distribute both standard automobile insurance policies and supplemental policies, which we refer to as riders. The standard automobile insurance policies we sell generally have a term of one year and cover damages caused to the insured vehicle by collision and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. We also sell standard third-party liability insurance policies, which cover bodily injury and property damage caused by an accident involving an insured vehicle to a person not in the insured vehicle. The riders we distribute cover additional losses, such as liability to passengers, losses arising from vehicle theft and robbery, broken glass and vehicle body scratches.

●	Individual Accident Insurance. The individual accident insurance products we distribute generally provide a guaranteed benefit during the coverage period, which usually is one year or a shorter period, in the event of death or disability of the insured as a result of an accident, or a reimbursement of medical expenses to the insured in connection with an accident. These products typically require only a single premium payment for each coverage period. Because most of the individual accident insurance products we distribute are underwritten by property and casualty insurance companies, we classify individual accident insurance products as property and casualty insurance products.

●	Travel Insurance. The travel insurance products we distribute are short-term insurance providing guaranteed benefit in the event of death or disability and covering travel-related emergencies and losses, either within one’s own country, or internationally. These products typically require only a single premium payment for each coverage period.

●	Disability Income Insurance. The disability income insurance products we distribute generally have a term of one year and provide supplementary income before the insured can get back to their regular employment or for a specified period in the event of illness or disability. These products typically require only a single premium payment for each coverage period. Because most of the disability income insurance products we distribute are underwritten by property and casualty insurance companies, we classify them as property and casualty insurance products.

●	Homeowner Insurance. The homeowner insurance products we distribute primarily cover the damage to the insured house, furniture and household electrical appliance caused by a number of standard risks such as fire, flood and explosion.

We primarily partnered with Taiping Property and Casualty Insurance Company Limited, Zhong An Online Property and Casualty Insurance Company Limited, Taikang Online Property and Casualty Insurance Company Limited, Beijing Cheche Technology Co., Ltd., or Cheche, and Ping An Property and Casualty Insurance Company Limited, or Ping An, for the distribution of property and casualty insurance products in 2018.

Claims Adjusting Segment

Total net revenues derived from our claims adjusting segment accounted for 8.2%, 7.5% and 9.4% of our total net revenue in 2016, 2017 and 2018, respectively. We offer the following insurance claims adjusting services:

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

We primarily provided claims adjusting services to Ping An, China Pacific Property and Casualty Insurance Company Limited, or CPIC, Taiping, China Life Property and Casualty Insurance Company Limited and Asia Pacific Property and Casualty Insurance Company Limited in 2018.

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

Seasonality

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Seasonality.”

Distribution and Service Network and Marketing

We have an offline distribution and service network that, as of March 31, 2019, consisted of one insurance sales and service group, ten insurance agencies including two with national operating licenses, and three claims adjusting firms, with 852 sales and service branches and outlets, 860,550 registered independent sales agents and 1,213 in-house claims adjustors. Our distribution and service network consisted of 709 sales outlets in 21 provinces and 143 services outlets in 31 provinces.

The following table sets forth additional information concerning our distribution and service network as of March 31, 2019, broken down by provinces:

Province	Number of Sales and Service Outlets	Number of Sales Agents	Number of In-house Adjustors
Shandong	193	202,619	50
Guangdong	61	95,791	229
Hebei	89	85,394	44
Sichuan	95	66,752	60
Hunan	61	53,576	15
Jiangsu	48	46,062	136
Anhui	39	43,388	5
Zhejiang	53	37,873	60
Guangxi	23	34,556	18
Henan	3	26,063	27
Shaanxi	10	24,094	52
Chongqing	13	22,675	9
Liaoning	23	22,180	48
Inner Mongolia	13	18,152	9
Fujian	33	17,513	11
Hubei	18	17,365	52
Yunan	15	16,318	16
Tianjin	11	14,052	28
Shanxi	10	8,782	13
Jiangxi	8	4,918	24
Beijing	7	2,427	142
Shanghai	10	—	95
Guizhou	2	—	20
Ningxia	2	—	16
Jilin	1	—	9
Qinghai	2	—	9
Hainan	2	—	6
Gansu	2	—	5
Xinjiang	2	—	4
Tibet	1	—	1
Heilongjiang	2	—	—
Total	852	860,550	1,213

We market and sell personal lines of life insurance products and property and casualty insurance products to customers through mainly independent sales agents, who are not our employees, and our in-house sales representatives to a lesser degree. We also market and sell accidental, health, travel and homeowner insurance products directly to customers through our online platform Baowang (www.baoxian.com). We market and sell insurance claims adjusting services primarily to insurance companies through our in-house professional claims adjustors and to non-affiliated service representatives through Chetong.net, an online service platform, by bidding for claims adjusting business contracts.

Customers

We sell life insurance products including health insurance, endowment insurance, annuity insurance, whole life insurance and term life insurance primarily to individual customers as well as personnel lines of property and casualty insurance products including automobile insurance, individual accident insurance, homeowner insurance products, liability insurance and travel insurance. Customers for the life insurance products we distribute are primarily individuals under 50 years of age. For the year ended December 31, 2018, no single individual customer who has purchased insurance products through us accounted for more than 1% of our net revenues. Our customers for the claims adjusting services are primarily insurance companies.

As of December 31, 2018, we had accumulated approximately 10.1 million individual customers and 1.8 million institutional customers. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referrals and cross-selling opportunities.

Insurance Company Partners

As of March 31, 2019, we had established business relationships with 83 insurance companies in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Since 2007, we have sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of our various affiliated insurance agencies and brokerages located in different parts of China. As of March 31, 2019, we had outstanding contracts with 28 life insurance companies, two health insurance companies and 10 property and casualty insurance companies at the corporate headquarters level for the distribution of insurance products. We also had outstanding contracts with 58 insurance companies, and 5 insurance brokerage firms and 13 other institutions for the provision of claims adjusting services as of March 31, 2019.

Insurance Aggregator Site Partners

In October 2017, we shifted to a platform business model for our auto insurance business. Under the new business model, we no longer enter into contracts with property and casualty insurance companies for the distribution of auto insurance products through our individual sales agents to earn profits from the commission spread. Rather, we operate CNpad as a public auto insurance transaction platform which connects insurance distributors with our sales agents and receives technology service fees from distributors which provide auto insurance products on CNpad based on the volume of insurance premiums they transact through CNpad. A technology service fee is typically much smaller than the commission we previously received from insurance companies, though our costs are minimal. In 2018, we primarily partnered with Cheche, an internet-based auto insurance distributor, for the distribution of auto insurance products, by introducing agent traffic to Cheche while Cheche processes the transaction in the backoffice. In 2018, net revenues derived from Cheche accounted for 6.8% of our total property and casualty insurance net revenues.

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:

●	Professional insurance intermediaries. The professional insurance intermediary sector in China is highly fragmented, accounting for only 12.7% of the total insurance premiums generated in China in 2018, according to statistics released by the CBIRC at the 2019 Insurance Intermediary Supervision and Administration Work Conference. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion. We believe that we can compete effectively with these insurance intermediary companies with our long operating history, strong brand recognition, a strong and stable team of managers and sales professionals, leading online platforms and diversified product offerings. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

●	Insurance companies. The distribution of individual life insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales forces and exclusive sales agents to distribute their own products. In addition, in recent years several major insurance companies have increasingly used telemarketing and the internet to distribute auto insurance. We believe that we can compete effectively with insurance companies because we focus only on distribution and offer our customers a broad range of insurance products underwritten by multiple insurance companies.

●	Entities that offer insurance products online. In recent years, domestic insurance companies, internet companies and professional insurance intermediaries have begun to engage in the internet insurance business. However, each of their insurance e-commerce operations has its own limitations. The insurance products offered on an insurance company’s website are usually confined to those under its own brand. Most internet companies have limited experience in insurance operation with limited or no offline sales and service support. Our better brand recognition, larger sales scale and broader sales and service network differentiate us from other professional insurance intermediaries. We believe that we can compete effectively with these business entities because our online insurance platforms offer users access to a broad range of insurance products underwritten by multiple insurance companies’ good after-sale services that are backed by our nation-wide service network and better user experience.

●	Other business entities. In recent years, business entities that distribute insurance products as an ancillary business, primarily commercial banks and postal offices, have been playing an increasingly important role in the distribution of insurance products, especially life insurance products. However, the insurance products distributed by these entities are mostly confined to those related to their main lines of business, such as investment-related life insurance products. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of March 31, 2019, we had 30 registered trademarks in China, including our corporate logo. Our main website is www.fanhuaholdings.com.

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

Regulation of Insurance Agencies

The principal regulation governing insurance agencies in China is the Provisions on the Supervision and Administration of Professional Insurance Agencies, or the POSAPIA, promulgated by the CIRC on September 25, 2009 and effective on October 1, 2009, which has been amended by (i) the Decision on Revising the POSAPIA issued by the CIRC and effective on April 27, 2013, and (ii) the second amendment to the POSAPIA issued by the CIRC and effective on October 19, 2015. According to the POSPIA, the establishment of an insurance agency is subject to minimum registered capital requirement and other requirements and to the approval of the CIRC. The term “insurance agency” refers to an entity that meets the qualification requirements specified by the CIRC, has obtained the license to conduct an insurance agency business with the approval of the CIRC, engages in the insurance business by and within the authorization of, and which collects commissions from, insurance companies. An insurance agency may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. According to the CIRC’s Decision on Revising the Regulatory Provisions on Professional Insurance Agencies, or the Insurance Agency Decision, promulgated on April 27, 2013, unless otherwise stipulated by the CIRC, the minimum registered capital for establishing a new insurance agency is RMB50 million instead of RMB2 million for a regional insurance agency and RMB10 million for a nationwide insurance agency as previously required. An additional increase of registered capital is no longer required to establish a branch or sales office. Pursuant to the Notice of the CIRC on Further Clarifying Certain Issues Relating to the Access to the Professional Insurance Intermediary Market, a professional insurance agency that was established prior to the promulgation of the Insurance Agency Decision and has a registered capital of no more than RMB50 million may apply to establish branches only in the province in which it is registered. A professional insurance agency company that was established prior to the promulgation of the Insurance Agency Decision, has a registered capital of not more than RMB50 million and has already established branches in provinces other than its place of registration may apply to establish additional branches in those provinces. An insurance agency may engage in the following insurance agency businesses:

●	selling insurance products on behalf of the insurance companies;

●	collecting insurance premiums on behalf of the insurance companies;

●	conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and

●	other business activities approved by the CIRC.

The name of an insurance agency must contain the words “insurance agency” or “insurance sales.” The license of an insurance agency is valid for a period of three years. An insurance agency shall submit a written report to the CIRC within five days from the date of occurrence of any of the following matters:(i) change of name or a branch’s name;(ii) change of domicile or a branch’s business premises;(iii) change of names of sponsors or major shareholders;(iv) change of major shareholders;(v) change of registered capital;(vi) major changes to equity structure;(vii) amendment to the articles of association; (viii) divestment of a branch; (ix) establishment of a branch; (x) spin-off of or merger with an insurance agency or (xi) changes of organizational form. According to the Measures on the Supervision and Administration of Insurance Brokers and Insurance Claims Adjustors issued by the CIRC in January 2013, personnel of an insurance agency and its branches engaging in the sales of insurance products or relevant loss survey and claim settlement shall comply with the conditions prescribed by the CIRC. The senior managers of an insurance agency or its branches must meet specific qualification requirements set forth in the revised Regulatory Provisions on Professional Insurance Agencies. The appointment of the senior managers of an insurance agency or its branches is subject to review and approval of the CIRC.

Regulation of Insurance Brokerages

The principal regulation governing insurance brokerages is the Provisions on the Supervision and Administration of Insurance Brokers, or the POSAIB, promulgated by the CIRC on February 1, 2018 and effective May 1, 2018, replacing the Provisions on the Supervision of Insurance Brokerages issued on September 18, 2009, as amended on April 27, 2013, and the Measures on the Supervision and Administration of Insurance Brokers and Insurance Claims Adjustors issued by the CIRC on January 6, 2013.

The term of “insurance broker” refers to an entity which, representing the interests of insurance applicants, acts as an intermediary between insurance applicants and insurance companies for entering into insurance contracts, and collects commissions for the provision of such brokering services. The term of “insurance brokerage practitioner” refers to a person affiliated with an insurance broker who drafts insurance application proposals or handle the insurance application formalities for insurance applicants or the insured or assists insurance applicants or the insured in claiming compensation or who provides clients with disaster or loss prevention or risk assessment or management consulting services or engages in reinsurance brokerage, among others.

To engage in insurance brokerage business within the territory of the PRC, an insurance brokerage shall satisfy the requirements prescribed by the CIRC and obtain an insurance brokerage business permit issued by the CIRC, after obtaining a business license. An insurance brokerage may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company.

The minimum registered capital of an insurance brokerage company whose business area is not limited to the province in which it is registered is RMB50 million while the minimum registered capital of an insurance brokerage company whose business area is limited to its place of registration is RMB10 million.

The name of an insurance broker shall include the words “insurance brokerage.” An insurance brokerage must register the information of its affiliated insurance brokerage practitioners with the IISIS. One person can only be registered with the IISIS through one insurance brokerage.

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

An insurance brokerage shall submit a written report to the CIRC through the IISIS and make public disclosure within five days from the date of occurrence of any of the following matters: (i) change of name, domicile or business premises; (ii) change of shareholders, registered capital or form of organization; (iii) change of names of shareholders or capital contributions; (iv) amendment to the articles of association; (v) equity investment, establishment of offshore insurance related entities or non-operational organizations; (vi) division, merger and dissolution or termination of insurance brokering business activities of its branches; (vii) change of the primary person in charge of its branches other than provincial branches; (viii) being a subject of administrative or criminal penalties, or under investigation for suspected involvement in any violation of law or a crime; and (x) other reportable events prescribed by the CIRC.

Insurance brokerage and its practitioners are not allowed to sell non-insurance financial products, except for those products approved by relevant financial regulatory institutions and the insurance brokerage and its practitioners shall obtain relevant qualification in order to sell non-insurance related financial products that meets regulatory requirements.

Personnel of an insurance brokerage and its branches who engage in any of the insurance brokering businesses described above must comply with the qualification requirements prescribed by the CIRC. The senior managers of an insurance brokerage must meet specific qualification requirements set forth in the POSAIB.

Regulation of Insurance Claims Adjusting Firms

The principal regulation governing insurance adjusting firms is the Provisions on the Supervision and Administration of Insurance Claims Adjustors, or the POSAICA, issued by the CIRC on February 1, 2018 and effective on May 1, 2018, replacing the Provisions on the Supervision of Insurance Claims Adjusting Firms effective on October 1, 2009, as amended on September 29, 2013 and 2015, and the Regulation of Insurance Brokers and Insurance Adjustors effective on July 1, 2013.

According to the POSAICA, the term “insurance adjustment” refers to the assessment, survey, authentication, loss estimation and relevant risk assessment of the insured subject matters or the insurance incidents conducted by an appraisal firm and its professional appraisers upon the entrustment of the parties concerned. The term of “insurance adjusting firm” refers to an entity and any of its branches which engages in the aforementioned businesses.

The term “insurance adjustment practitioner” refers to a person retained by an insurance claims adjusting firm to conduct the following activities on behalf of an entruster: i) inspecting, appraising the value of and assessing the risks of the subject matter before and after it is insured; ii) surveying, inspecting, estimating the loss of, adjusting and disposing of the residual value of the insured subject matter after loss has been incurred; and iii) risk management consulting.

Insurance adjustment practitioners include claims adjustors and assessment practitioners with claims adjustment knowledge and practical experience. A claims adjustor refers to an individual who has passed the qualification examination for the insurance claims adjustors organized by the CIRC.

An insurance claims adjusting firm must meet the requirements prescribed by the China Asset Appraisal Law and applicable regulations issued by the CIRC and must file its business records with the CIRC and its local offices.

According to the regulation, an insurance adjusting firm should take the form of a company or a partnership in accordance with applicable law and retains claims adjustment practitioners to engage in insurance claims adjusting businesses. A claims adjusting firm in the form of a partnership must have at least two claims adjustors and two third of its partners should be claims adjustors who have least three years’ working experience in claims adjustment and have no record of administrative penalties in relations to claims adjustment activities in the past three years. A claims adjusting firm in the form of a company must have at least eight claims adjustors and two shareholders among which at least two third are claims adjustors who have least three years’ working experience in claims adjustment and have no record of administrative penalties in relations to claims adjustment activities in the past three years.

The establishment of an insurance claims adjusting firm only requires the application for a business license from and registration with the AIC, instead of both applying for business license and obtaining approval by the CIRC as previously required.

A claims adjusting firm may include a nationwide claims adjusting firm and regional claims adjusting firm. A nationwide claims adjusting firm can conduct business within the territory of the PRC and can establish branches in provinces other than its place of registration while a regional one can only conduct business and establish branches in the province where it is registered. A claims adjusting firm in the form of a company must file its business record with the CIRC if it is a nationwide claims adjusting firm or file with the local offices of the CIRC in the region where it is registered if it is a regional claims adjusting firm. A partnership firm must file its business record with the CIRC.

An insurance claims adjusting firm must meet certain requirements in order to engage in claims adjustment business which include, among others, i) its shareholders or its partners must meet the requirements mentioned above and its capital contribution must be self-owned, actual and lawful and must not be non-self-owned capital in various forms such as bank loan; and ii) it must have adequate working capital to support its day-to-day operation and risk undertaking in accordance with its business development plan. A nationwide entity must have at least RMB2 million working capital while a regional one must have at least RMB1 million.

An insurance adjusting firm may engage in the following businesses:

Upon approval of the CIRC, an insurance adjusting firm may engage in the following businesses:

●	inspecting, appraising the value of and assessing the risks of the subject matter before and after it is insured;

●	surveying, inspecting, estimating the loss of, adjusting and disposing of the insured subject matter after loss has been incurred;

●	risk management consulting; and

●	other business activities approved by the CIRC.

The name of an insurance adjusting firm must contain the words “insurance adjusting” and must avoid duplicating names of existing insurance claims adjusting firms. In any of the following situations, an insurance adjusting firm shall submit a written report to the CIRC when it within five days from the date the resolution for change has been passed: (i) change of name, domicile or business premises; (ii) change of shareholders or partners; (iii) change of registered capital or form of organization; (iv) change of names of shareholders or partners or capital contributions; (v) amendment to the articles of association or the partnership agreement; (vi) equity investment, establishment of offshore insurance related entities or non-operational organization; (vii) division, merger and dissolution or termination of insurance claims adjustment business of its branches; (viii) change of chairman of its board of directors, executive directors or senior management; (ix) being a subject of administrative or criminal penalties, or under investigation for suspected involvement in a crime; and (x) other reportable events specified by the CIRC.

Personnel of an insurance adjusting firm or its branches engaged in any of the insurance adjusting businesses described above must comply with the qualification requirements prescribed by the CIRC. The senior managers of an insurance adjusting firm must meet specific qualification requirements set forth in the PSICA.

An insurance claims adjustment practitioner must join an insurance claims adjusting firm in order to conduct insurance claims adjustment activities. The insurance claims adjusting firm to which he or she belongs must register his or her information with the CIRC’s Insurance Intermediary Supervision Information System or IISIS. One person can only conduct insurance adjustment activities for one insurance claims adjusting firm and can only be registered with the IISIS through one insurance claims adjusting firm.

At least two insurance claims adjustment practitioners must be appointed to undertake each case of insurance claims adjustment businesses and the claims adjustment report shall be signed by at least two insurance claims adjustment practitioners engaged in the claims adjustment activities and chopped by the claims adjusting firm to which he or she belongs.

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

An insurance intermediary service group company must have:

●	a registered capital of at least RMB100 million;

●	no record of material violation by investors of applicable laws and regulations in the previous three years;

●	at least five subsidiaries, among which at least two are professional insurance intermediary companies which contribute at least 50% of the total revenues of the group;

●	chairman (Executive director) and the senior management with qualifications stipulated by the CIRC;

●	perfect governance structure, sound organization, effective risk management and internal control management system; and

●	business premises and office equipment which are suitable for the development of the businesses.

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

Content Related to Insurance Industry in the Closer Economic Partnership Arrangements

Under CEPA Supplement IV signed in July 2007 and CEPA Supplement VIII signed in December 2011, local insurance agencies in Hong Kong and Macao are allowed to set up wholly-owned insurance agency companies and conduct insurance intermediary businesses in Guangdong Province (including Shenzhen) on a pilot basis if they fulfill the following criteria:

●	The applicant must have operated an insurance brokerage businesses in Hong Kong and Macao for over 10 years;

●	The applicant’s average annual revenue of insurance brokerage business for the past three years before application must not be less than HKD500,000 and the total assets as at the end of the year before application must not be less than HKD500,000;

●	Within the years before application, there has been no serious misconduct or record of disciplinary action; and

●	The applicant must have set up a representative office in mainland China for over one year

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE Circular 37, issued on July 4, 2014, prior to making contribution to a SPC with legitimate holdings of domestic or overseas assets or interests, a PRC resident (including PRC institutions and resident individuals) shall apply to the relevant Foreign Exchange Bureau for foreign exchange registration of overseas investment. A PRC resident who makes contribution with legitimate holdings of domestic assets or interests shall apply for registration to the Foreign Exchange Bureau at its place of registration or the Foreign Exchange Bureau at the locus of the assets or interests of the relevant PRC enterprise. A PRC resident who makes contribution with legitimate holdings of overseas assets or interests shall apply for registration to the Foreign Exchange Bureau at its place of registration or household register. Where a registered overseas SPC experiences changes of its PRC resident individual shareholder, its name, operating period or other basic information, or experiences changes of material matters, such as the increase or reduction of contribution by the PRC resident individual, the transfer or replacement of equity, or merger or division, the PRC resident shall promptly change the foreign exchange registration of overseas investment with the Foreign Exchange Bureau concerned. Under SAFE Circular 37, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity, or otherwise adversely affect us. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws and regulations, such as the Circular 19 promulgated by SAFE in March, 2015. The Circular 19 is designed with the view to further deepening the reform of the foreign exchange administration system, and better satisfying and facilitating the needs of foreign-invested enterprises for business and fund operations. It states the management of the payment of the amount of foreign exchanges settled shall be further standardized, and also the penalties of the foreign-invested enterprises and banks that violates this notice in handling the settlement, use and other business of the foreign exchange capitals of foreign-invested enterprises. The irregularities shall be investigated and punished by foreign exchange bureaus pursuant to the Regulations of the People’s Republic of China on Foreign Exchange Administration and other relevant provisions.

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

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

●	Wholly Foreign-Owned Enterprise Law (1986), as amended pursuant to the Decision of the Standing Committee of the National People’s Congress on Revising the Wholly Foreign-Owned Enterprise Law promulgated on October 31, 2000 and The Decision of the Standing Committee of the National People’s Congress on Revising the “Law of the People’s Republic of China on Foreign-invested Enterprises” which promulgated on September 3,2016 and took effect on October 1, 2016; and

●	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended pursuant to the Decision of the State Council on Amending the Rules for the Implementation of the Law on Foreign-Owned Enterprises promulgated by the State Council on April 12, 2001 and the Decision of the State Council on Amending the Rules for the Implementation of the Law of the People’s Republic of China on Foreign-capital Enterprises which took effect as of the promulgation date of March 1, 2014.

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

Regulation on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Provisions on Foreign Investors’ Merger with and Acquisition of Domestic Enterprises, or the Order No. 10 (2006) which became effective on September 8, 2006. The Order No. 10 (2006) purports, among other things, to require offshore SPVs, formed for overseas listing purposes and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

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

See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China” — The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in October 2007 under a PRC regulation adopted in August 2006. Based on the advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. Any requirement to obtain prior CSRC approval and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

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

Under the New Income Tax law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its “de facto management organization” located within the PRC. Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its “de facto management organization” located also outside the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC. Under the New Enterprise Income Tax, Implementation Regulation, or the New EIT Implementation Regulations, “de facto management organization” is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New Income Tax Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate. On April 22, 2009, the State Administration of Taxation, or the SAT, issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, the SAT issued a bulletin on July 27, 2011 providing more guidance on the implementation of Circular 82 and clarifies matters such as resident status determination. Due to the present uncertainties resulting from the limited PRC tax guidance on this issue and because substantially all of our operations and all of our senior management are located within China, we may be considered a PRC resident enterprise for EIT purposes, in which case: (i) we would be subject to the PRC EIT at the rate of 25% on our worldwide income; and (ii) dividends income received by us from our PRC subsidiaries, however, would be exempt from the PRC withholding tax since such income is exempted under the EIT Law for a PRC resident enterprise recipient. See “Item 3. Key Information — D.Risk Factors — Risks Related to Doing Business in China — Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”

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

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries through our BVI subsidiary are subject to a 10% withholding tax, provided that we are determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the EIT Law. Pursuant to the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong wholly-owned subsidiary CNinsure Holdings Ltd. are subject to a withholding tax at a rate of 5%. However, as described above, we may be considered a PRC resident enterprise for EIT purposes, in which case dividends received by us from our PRC subsidiary would be exempt from the PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. In July 2018, CNinsure Holdings Ltd. was determined by Hong Kong Taxation Bureau to be a Hong Kong resident enterprise and completed the application and filing process for enjoying the tax treaty in PRC Taxation Bureau therefore we have applied 5% withholding tax rate for the dividends paid by our PRC subsidiaries since then. As there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether any dividends to be distributed by us, if we are deemed a PRC resident enterprise, to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.”

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

We currently conduct our business in China primarily through our wholly-owned subsidiary Fanhua Insurance Sales Service Group Company Limited, or Fanhua Group Company, and its subsidiaries. As of March 31, 2019, we, through Fanhua Group Company, have a controlling equity ownership in two insurance sales services companies with national operating licenses, 8 regional insurance agencies, and three insurance claims adjusting firms. We also own 18.5% equity interest of CNFinance, 4.5% equity interest of Puyi Inc. and 14.9% equity interest of one online claim adjusting service company.

Fanhua Group Company and its direct and indirect subsidiaries hold the licenses and permits necessary to conduct our insurance intermediary business and internet insurance distribution business in China.

Recent Principal Changes in Corporate Structure

Disposal of P&C Insurance Subsidiaries

In October 2017, we entered into a share purchase agreement with Cheche, which operates an online auto insurance platform. Under this agreement, we disposed of the equity interests in 19 P&C insurance intermediary subsidiaries to Cheche for a total consideration of approximately RMB225.4 million, including approximately RMB95.4 million cash consideration and RMB130.0 million in the form of a convertible loan receivable, which is convertible or collectible in three years and recognized as other non-current assets. We evaluated the convertible loan receivable’s settlement provisions and elected the fair value option afforded in ASC 825, Financial Instruments, to value this instrument. Under such election, the loan receivable is measured initially and subsequently at fair value, with any changes in the fair value of the instrument being recorded in the consolidated financial statements as a change in fair value of derivative instruments. We estimate the fair value of this instrument by first estimating the fair value of the straight debt portion. We then estimate the fair value of the embedded conversion option based on financial performance and growth rate of revenue of Cheche. The sum of these two valuations is the fair value of the loan receivable included in other non-current assets. On October 31, 2017, we used the discounted cash flow method to value the debt portion of the convertible loan receivable and determined the fair value to be RMB22.0 million. Based on Cheche’s current and expected financial performance, industry trend and expected revenue and margin, management considered the conversion option to be deeply out of the money and determined the fair value of the option to be immaterial. As a result, the carrying amount of the convertible loan receivable was adjusted by RMB108.0 million. The total fair value of RMB22.0 million was initially recognized and the balance remained the same and retained in other non-current assets as of December 31, 2017 and 2018.

The convertible loan receivable also carries a 10% interest return per annum which could be satisfied by cash or converted into equity interest in Cheche. When the convertible loan receivable expires, we have the right to convert the loan into the equity interests of Cheche, or recover the principal and interests of the convertible loan receivable according to the agreement. We recognized approximately RMB0.9 million gain on disposal of these subsidiaries, which was determined by the excess of the cash consideration and fair value of the convertible loan receivable over the net book value of the subsidiaries, which was calculated to be approximately RMB116.5 million at the time of disposal. The net book value of the subsidiaries at the time of disposal also included goodwill allocated to this disposal in the amount of approximately RMB12.2 million.

Disposal of InsCom service Limited and InsCom Holding Limited

In October 2018, we disposed of InsCom service Limited, InsCom Holdings Limited and their subsidiaries to an independent third party, for a total consideration of RMB11.2 million, which was settled as of December 31, 2018. We recognized no gain or loss on disposal of these subsidiaries, which was determined by the sales consideration equaling to the net book value of the subsidiaries at the time of disposal. Inscom Service Limited, InsCom Holdings Limited and their subsidiaries are investment vehicle companies with no actual business operation.

Prior to May 23, 2016, Inscom Holdings Limited, through contractual arrangement amongst its wholly-owned subsidiary Bao Si Kang Technology (Shenzhen) Co., Ltd., our consolidated entity Xinbao Investment Management Co., Ltd., or Xinbao investment, and its then two individual shareholders, controlled Xinbao’s wholly-owned subsidiary Shenzhen Baowang E-Commerce Co., Ltd., the operating entity of Baoxian.com and CNpad.

As part of our restructuring, on May 23, 2016, Mr. Chunlin Wang and Mr. Yuan Tian, the then two individual shareholders of Xinbao Investment who held the shares of Xinbao Investment on behalf of the Company, transferred their respective equity interests in Xinbao Investment to Fanhua Times Insurance Sales & Services Co., Ltd. which later transferred its equity interests in Xinbao Investment to Fanhua Insurance Sales Service Group Company on September 20, 2017. As a result, Xinbao Investment became our wholly-owned subsidiary and the contractual arrangement amongst Bao Si Kang, Xinbao Investment and its individual shareholders were terminated. Inscom Holdings Limited ceased to be the beneficial owner of Xinbao Investment.

Changes in Our Shareholdings in Fanhua Puyi

In November 2010, our wholly-owned subsidiary Fanhua Fanlian Investment Co., Ltd., or Fanlian, invested RMB10.0 million in Fanhua Puyi Investment Management Co., Ltd., or Puyi Investment for 19.5% equity interests in Puyi Investment. In March 2013, Puyi Investment was renamed as Fanhua Puyi Fund Sales Co. Ltd., or Fanhua Puyi after obtaining a license to distribute fund products.

In November 2016, our equity interests in Fanhua Puyi were diluted from 19.5% to 15.4% as a result of the injection of additional registered capital in Fanhua Puyi by Chengdu Puyi Bohui Information Technology Co., Ltd., or Puyi Bohui which holds the remaining equity interests of Fanhua Puyi.

In 2018, in preparation of Puyi Inc.’s initial public offering (“IPO”), Fanhua Puyi and its affiliates commenced a series of corporate restructurings which resulted in Puyi Inc. becoming the beneficiary owner of Puyi Bohui. Accordingly, we also participated in Puyi Inc’s equity reorganization transactions in September 2018, during which we exchange our 15.4% equity interests in Fanhua Puyi for 4,033,600 ordinary shares of Puyi Inc. issued to Fanhua Inc. After the transaction, we hold a 4.8% equity interest in Puyi Inc. No gain or loss on above transactions was recognized by us as the fair value of Puyi’s shares received is equivalent to the fair value of our original equity interests in Fanhua Puyi given up. Our equity interests in Puyi Inc. was diluted to 4.5% after Puyi Inc.’s IPO on March 29, 2019.

Changes in Our Shareholdings in CNFinance

In October 2009, we acquired 20.6% equity interest in Sincere Fame International Limited, or Sincere Fame, a leading home equity loan service provider in China.

In March 2018, in connection with the reorganization of Sincere Fame, the shareholders of Sincere Fame transferred all of their equity interests in Sincere Fame in exchange for the ordinary shares of CNFinance Holdings Limited, or CNFinance. As a result, CNFinance became the parent company of Sincere Fame and we owned 20.6% equity interests in CNFinance. Our equity interests in CNFinance was diluted to 18.5% after CNFinance’s initial public offering in November 2018. Investment in CNFinance is accounted for using the equity method as we have significant influence by the right to nominate one board member out of seven as the third largest shareholder of CNFinance.

Changes in our Shareholdings in Chetong Network

In July 2018, Fanhua Insurance Surveyors and Loss Adjustors, or FISLA, in which we own 44.67%, injected an additional capital of RMB8.1 million in Shenzhen Chetong Technology Co., Ltd., or Chetong, to increase its registered capital from RMB40 million to RMB48.1 million. As a result, FISLA’s equity interests in Chetong increased from 19.9% to 33.4% and our equity interests in Chetong through FISLA increased from 8.9% to 14.9%.

Establishment of 521 Plan Employee Companies

On June 14, 2018, we announced that our board of directors approved the 521 Plan. Pursuant to the 521 Plan, we set up three companies, or 521 Plan Employee Companies, which are Fanhua Employees Holdings Limited, Step Tall Limited and Treasure Chariot Limited, to hold the shares on behalf of the Participants. Each of the 521 Plan Employee Companies is a legal entity formed in the British Virgin Islands (“BVI”) with a sole shareholder appointed by the Company. Mr. Yinan Hu and two other employees of the Company are the respective sole shareholder and director of the 521 Plan Employee Companies. The 521 Plan Employee Companies are deemed to be our consolidated VIEs

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of March 31, 2019:

The diagram above omits the names of subsidiaries that are immaterial individually and in the aggregate. For a complete list of our subsidiaries as of March 31, 2019, see Exhibit 8.1 to this annual report.

We have obtained direct controlling equity ownership in all of our insurance intermediary companies and our online operations and terminated all of the contractual arrangements. In the opinion of Global Law Office, our PRC legal counsel, the ownership structures of our consolidated affiliated entities and our subsidiaries in China have complied with all existing PRC laws and regulations and the business operations of our PRC subsidiaries comply in all material respects with existing PRC laws and regulations.

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

Our headquarters are located in Guangzhou, China, where we leased approximately 2,657.6 square meters of office space as of December 31, 2018. Our subsidiaries and consolidated affiliated entities leased approximately 96,187.5 square meters of office space as of December 31, 2018. In 2018, our total rental expenses were RMB62.8 million (US$9.1 million).

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

Business Relationship with Important Insurance Company Partners

We derive significant revenue from our important insurance company partners. Among the top five of our insurance company partners, each of Huaxia, Tian’an and Aeon accounted for more than 10% of our total net revenues from continuing operations individually in 2018, with Huaxia accounting for 31.7%, Tian’an for 20.3% and Aeon for 13.1% in 2018. As a result, any significant changes to our business relationship with the important insurance company partners could have a material impact on our revenue and profits.

Total Premium Payments to Chinese Insurance Companies

The Chinese insurance industry has grown substantially in the past decade. Between 2008 and 2018, total insurance premiums increased from RMB978.4 billion to RMB3.8 trillion, representing a compound annual growth rate, or CAGR, of 13.1%, according to the CIRC. We believe that certain macroeconomic and demographic factors, such as increasing per capita GDP and an aging population, have contributed to and will continue to drive the growth of the Chinese insurance industry in the long term.

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

The Extent to Which Insurance Companies in the PRC Outsource the Distribution of their Products and Claims Adjusting Functions

Historically, insurance companies in the PRC have relied primarily on their exclusive individual sales agents and direct sales force to sell their products. However, in recent years, as a result of increased competition, consumers’ demand for more choices and regulatory focus on long term protection-oriented life insurance products, more and more insurance companies gradually expanded their distribution channels to include insurance intermediaries such as commercial banks, postal offices, insurance agencies and insurance brokerages. In addition, because of the increasingly high cost for establishing and maintaining distribution networks of their own, more and more medium-size insurance companies have chosen to rely primarily on insurance intermediaries to distribute their products while they focus on other aspects of their business.

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

Commission Rates for Individual Sales Agents

A large component of our operating costs is commissions paid to our individual sales agents. In order to retain sales agents, we must pay commissions at a level comparable to the commissions paid by our competitors. Intensified competition for productive sales agents within the Chinese insurance industry and rising salaries in China may lead to a significant increase in commission rates which could have a negative impact on our results of operations.

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

Since October 2017, we disposed of our P&C insurance agencies and have since then shifted to a platform business model for auto insurance business. Under the platform business model, the fees we receive from insurance distributors are calculated based on the volume of insurance premiums they transact through CNpad, which are typically much smaller than the commissions we previously received from insurance companies, though our costs are minimal.

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

Share-based Compensation Expenses

Our historical results of operations have been affected by the share-based compensation expenses incurred. In 2016, 2017 and 2018, we incurred share-based compensation expenses of RMB4.9 million, nil and nil, respectively. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Performance Indicators — Operating Costs and Expenses — Share-based Compensation Expenses” for a more detailed discussion of our historical share-based compensation expenses. In order to attract and retain the best personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business, we adopted a share incentive plan in October 2007. Under our 2007 Share Incentive Plan, as amended and restated in December 2008, we may issue an aggregate number of our ordinary shares, equal to 15% of our total number of shares outstanding immediately after the closing of our initial public offering, to cover awards granted under the plan. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentives — 2007 Share Incentive Plan.” All of the share-based compensation expenses related to the options granted under the 2007 Share Incentive Plan have been amortized as of December 31, 2016.

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

Key Performance Indicators

As of December 31, 2018, we operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services.

Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance.

Net Revenues

Our revenues are net of PRC business tax. In 2016, 2017 and 2018, we generated net revenues of RMB4.1 billion, RMB4.1 billion and RMB3.5 billion (US$504.9 million), respectively. We derive net revenues from the following sources:

●	Insurance agency segment: commissions paid by insurance companies for the distribution of (i) life insurance products, and (ii) commoditized property and casualty products sold through Baoxian.com and (iii) technology service fee generated from CNpad for the transaction of automobile insurance products, which accounted for 91.8%, 92.5% and 90.6% of our net revenues for 2016, 2017 and 2018, respectively;

●	Claims adjusting segment: commissions and fees primarily paid by the insurance companies and, to a lesser degree, by the insureds for the provision of claims adjusting services, which accounted for 8.2% , 7.5% and 9.4% of our net revenues for 2016, 2017 and 2018, respectively;

The following table sets forth our total net revenues earned from each of our reporting segments both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Agency	3,746,471	91.8	3,780,217	92.5	3,143,873	457,257	90.6
Life insurance business	990,541	24.3	2,424,444	59.3	2,870,776	417,537	82.7
P&C insurance business	2,755,930	67.5	1,355,773	33.2	273,097	39,720	7.9
Claims adjusting	336,413	8.2	308,256	7.5	327,390	47,617	9.4
Total net revenues	4,082,884	100.0	4,088,473	100.0	3,471,263	504,874	100.0

Insurance agency segment primarily offers life insurance products and property and casualty insurance products to individuals. Net revenues from the insurance agency segment decreased from 2016 to 2018 in both absolute amount and as a percentage of our total net revenues.

Net revenues from life insurance products have become our primary source of revenue. We began distributing individual life insurance products in 2006. Net revenues from life insurance products increased significantly from 2016 to 2018, both in absolute amounts and as a percentage of our net revenues. We expect life insurance business to grow rapidly and bring in significant revenue that will represent a higher percentage of our total net revenues in the next several years. We believe this growth will be driven by a number of factors including stronger demand for traditional life insurance products as a result of the aging population and the Chinese consumers’ increasing awareness of the benefits of insurance.

Commissions and fees generated from property and casualty insurance products decreased significantly from 2016 to 2018, in absolute amounts, primarily due to i) the transition of our automobile insurance business, from a commission-based business model to a platform service fee-based business model in October 2017, under which the fee that we receive from third party internet companies that use our CNpad platform to offer auto insurance products is based on a significantly lower percentage of insurance premiums than commission fees that we received from insurance companies for the distribution of auto insurance products, ii) the termination of business cooperation with certain channels and iii) the suspension of business relationship with PICC P&C from March to November in 2017. Its share as a percentage of our total net revenues also decreased from 67.5% in 2016 to 7.9% in 2018, primarily reflecting the decrease of property and casualty insurance business and the significant growth of our life insurance during the corresponding period. Due to the termination of business cooperation between Baoxian.com and one of its major channel partners in June 2018, we expect our net revenues derived from property and casualty insurance business will continue to decrease in 2019. However, as we retain all of the fees that we receive from third party internet companies as our gross profit instead of retaining the spread of commissions received from insurance companies and those paid out to sales agents, we expect the impact of the new business model on the gross profit derived from our property and casualty insurance business to be limited.

We began providing claims adjusting services in 2008. Net revenues from our claims adjusting segment declined from 2016 to 2017, primarily reflecting the suspension of business cooperation with PICC P&C starting from March 2017 and were largely unchanged from 2017 to 2018. We expect that net revenues from claims adjusting services will be stable as a percentage of our total net revenues in the next few years.

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

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	4,082,884	100.0	4,088,473	100.0	3,471,263	504,874	100.0
Operating costs	(3,106,601)	(76.1)	(3,059,407)	(74.8)	(2,346,015)	(341,214)	(67.6)
Selling expenses	(502,802)	(12.3)	(221,785)	(5.4)	(231,075)	(33,608)	(6.7)
General and administrative expenses	(481,947)	(11.8)	(534,145)	(13.1)	(468,430)	(68,130)	(13.5)
Total operating costs and expenses	(4,091,350)	(100.2)	(3,815,337)	(93.3)	(3,045,520)	(442,952)	(87.8)

Operating Costs

We incur costs primarily in connection with the distributions of insurance products and claims adjusting services Our operating costs decreased from 2016 to 2018, primarily due to the transition of our automobile insurance business from a commission-based business model to a platform business model from November, 2017, as well as the termination of business cooperation with certain channels and the suspension of business relationship with PICC P&C for the distribution of property and casualty insurance products from March 2017. We rely mainly on individual sales agents and to a much lesser degree, on baoxian.com for the distributions of insurance products. For claims adjusting services, we rely mainly on our in-house claims adjustors and non-affiliated claims adjustors through Chetong.net. Operating costs incurred as a percentage of net revenues decreased from 2016 to 2017 and decreased further in 2018,  reflecting the transition of our automobile insurance business from a commission-based business model to a platform fee-based business model and the strong growth of our life insurance business which has higher margins than property and casualty insurance business. We anticipate that our costs will increase in absolute amounts as we further grow our business.

Selling Expenses

Our selling expenses primarily consist of:

●	salaries and employment benefits for employees who work in back office below the provincial management level;

●	office rental, telecommunications and office supply expenses incurred in connection with sales activities; and

●	advertising and marketing expenses.

We expect that our selling expenses will increase as we expand our distribution and service network in both existing markets and new geographic regions. As we grow in size, we also intend to spend more on marketing and advertising to enhance our brand recognition and promote our online platforms. Selling expenses increased significantly as we implemented promotion schemes for P&C insurance business in 2016, and were stable in 2017 and 2018.

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

Share-based compensation expenses. Share-based compensation expenses constituted one of the components of our general and administrative expenses in 2016. We incurred share-based compensation with respect to certain managerial and administrative staff and a small number of sales agents in 2016. As the share options have all been vested in 2016, there was no such expenses incurred in 2017 and 2018. The following table sets forth our share-based compensation expenses, both in absolute amounts and as percentages of our general and administrative expenses, for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Share-based compensation expenses	4,937	1.0	—	—	—	—	—
Others	477,010	99.0	534,145	100.0	468,430	68,130	100.0
General and administrative expenses	481,947	100.0	534,145	100.0	468,430	68,130	100.0

Our share-based compensation expenses in 2016 were primarily attributable to the options granted in March 2012. All of the share-based compensation expenses related to the options granted under the 2007 Share Incentive Plan have been amortized as of December 31, 2016. No share-based compensation expense was recognized in 2017 and 2018.

Relating to our 521 Plan, we expect  to commence to charge share-based compensation expenses in 2019. As the 521 Plan was initially recognized as a liability award, the unrecognized share base compensation expense related to the 521 Plan is variable based on the change of the fair value at each reporting date. As of December 31, 2018, there was RMB7.4 million in unrecognized share-based compensation expense related to unvested share options granted to the 521 Plan’s participants. For more information about our share-based compensation expenses, please see Note 19 to our audited consolidated financial statements included in this annual report.

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

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the years ended December 31, 2016 and 2017, and 8.25% for the years ended December 31, 2018. Payment of dividends is not subject to withholding tax in Hong Kong.

PRC

EIT

According to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the EIT law, foreign invested enterprises and domestic enterprises are subject to enterprise income tax, or EIT, at a uniform rate of 25%.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the years ended December 31, 2016 and 2017, and 8.25% for the years ended December 31, 2018.

Pursuant to the relevant laws and regulations in the PRC, Ying Si Kang Information Technology (Shenzhen) Co., Ltd., or Ying Si Kang, our wholly-owned subsidiary, was regarded as a software company and thus exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Ying Si Kang, year 2014 was the first profit-making year and accordingly it has made a 12.5% tax provision for its profits for the years ended December 31, 2016, 2017 and 2018.

Pursuant to the Circular on Issues Regarding Tax-related Preferential Policies for Further Implementation of Western Development Strategy jointly issued by the State Ministry of Finance, General Administration of Customs, China and State Administration for Taxation, enterprises located in the western China regions that fall into the encouraged industries are entitled to 15% EIT preferential tax treatment from January 1, 2011 to December 31, 2020. In September 2018, our wholly-owned subsidiary, Fanhua Lianxin Insurance Sales Co., Ltd., which is the holding vehicle of our life insurance operations, were relocated to Tianfu New Area, Sichuan province. Subsequently, Lianxin will enjoy 15% EIT tax rate instead of unified 25% from September 1, 2018 to December 31, 2020.

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

Revenue Recognition

●	On January 1, 2018, we adopted ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) and applied the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts were not adjusted and reported under the accounting standards in effect for the periods presented. Our revenue from contracts with insurance companies is derived principally from the provision of agency and claims adjusting services. According to ASC 606, revenue is recognized at a point in time upon the effective date of the insurance policy, as no performance obligation exists after the insurance policy was signed. If there are other services within the contract, we estimate the stand-alone selling price for each separate performance obligation, and the corresponding apportioned revenue is recognized over the period of time in which the customer receives the service, and as the performance obligations are fulfilled and we are entitled to that portion of revenue using the output method for the services. In situations where multiple performance obligations exist within a contract, the use of estimates is required to allocate the transaction price on a relative stand-alone selling price basis to each separate performance obligation. We determine revenue recognition through the following steps:

●	Identification of the contract, or contracts, with a customer;

●	Identification of the performance obligation in the contract;

●	Determination of the transaction price, including the constraint on variable consideration;

●	Allocation of the transaction price to the performance obligation in the contracts; and

●	Recognition of revenue when (or as) the Group satisfies a performance obligation.

We disaggregates our revenue from different types of service contracts with customers by principal service categories, as we believe it best depicts the nature, amount, timing and uncertainty of our revenue and cash flows. The following is a description of the accounting policy for our principal revenue streams.

Insurance agency services revenue

For Insurance agency services, performance obligations are considered met and revenue is recognized when the services are rendered and completed, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. We have met all the criteria of revenue recognition when the premiums are collected or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, we do not accrue any commission and fees prior to the receipt of the related premiums.

No allowance for cancellation has been recognized for agency as the management of our estimates, based on our past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been deminims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.2%, 0.2% and 0.1% of the total commission and fee revenues during years ended December 31, 2016, 2017 and 2018, respectively.

For property insurance and life insurance agency, we may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency achieves its performance obligation, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded when a performance obligation is being achieved. Prior to the adoption of Topic 606, revenue that was not fixed and determinable because a contingency existed was not recognized until the contingency was resolved. Under Topic 606, we must estimate the amount of consideration that will be received in the coming year such that a significant reversal of revenue is not probable. Performance bonus represent a form of variable consideration associated with certain sales volume, for which our earn commissions. In connection with Topic 606, contingent commissions are estimated with a constraint applied and accrued relative to the recognition of the corresponding core commissions. For the year ended December 31, 2018, the adoption of Topic 606 lead to recognition of contingent performance bonus by RMB23.2 million (US$3.0 million). Also, such performance obligation did not exist in prior years’ service contract with insurance company.

Insurance claims adjusting services revenue

For Insurance claims adjusting services, performance obligations are considered met and revenue is recognized when the services are rendered and completed, at the time loss adjusting reports are confirmed being received by insurance companies. We do not accrue any service fee before the receipt of an insurance company’s acknowledgement of receiving the adjusting reports. Any subsequent adjustments in connection with discounts which have been de minims to date are recognized in revenue upon notification from the insurance companies. Accordingly, the timing of revenue recognition is not materially impacted by the new standard.

As of January 1, 2018, the adoption of Topic 606 was no impact on our consolidated financial position.

Practical Expedients and Exemptions

We generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses in the consolidated statements of operations and comprehensive income, as the amortization period is less than one year and we have elected the practical expedient included in ASC 606.

We have applied the optional exemption provided by ASC 606 to not disclose the value of remaining performance obligations not yet satisfied as of period end for contracts with original expected duration of one year or less.

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

Share-based Compensation

All forms of share-based payments to employees and nonemployees, including stock options and stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of income and comprehensive income. We recognize compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal to the portion of the grant-date value of the award that is vested at that date. For awards with both service and performance conditions, if each tranche has an independent performance condition for a specified period of service, we recognize the compensation cost of each tranche as a separate award on a straight-line basis; if each tranche has performance conditions that are dependent of activities that occur in the prior service periods, we recognize the compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. No compensation cost is recognized for instruments that employees and nonemployees forfeit because a service condition or a performance condition is not satisfied.

Employee share-based compensation

Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. If an award requires satisfaction of one or more performance or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, while no compensation cost is recognized if the requisite service is not rendered.

Nonemployee share-based compensation

We early adopted the Financial Accounting Standards Board’s Accounting Standard Update (“ASU”) No. 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” prospectively starting from 2018. Consistent with the accounting requirement for employee share-based compensation, nonemployee share-based compensation within the scope of Topic 718 are measured at grant-date fair value of the equity instruments, which we are obligated to issue when the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied.

Liability award

Options or similar instruments on shares shall be classified as liabilities if either of the following conditions is met:

●	The underlying shares are classified as liabilities;

●	We can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets.

We measure a liability award under a share-based payment arrangement based on the award’s fair value remeasured at each reporting date until the date of settlement. Compensation cost for each period until settlement shall be based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value of the instrument for each reporting date.

On June 14, 2018, we announced a 521 Plan, which enabled the Participants, consisting of certain key employees and independent sales agent team leaders, to invest in the Company by purchasing a total of 280,000,000 of the Company’s ordinary shares, representing 14 million of the Company’s ADSs at the subscription price of US$27.38 per ADS.

As of January 24, 2019, 280,000,000 ordinary shares have been purchased by companies established on behalf of the Participants, or 521 Plan Employee Companies, at the weighted average price of US$1.37 per ordinary share. Of the 280,000,000 ordinary shares, 150,000,000 ordinary shares were purchased from Master Trend Limited, or Master Trend, on June 14, 2018, at US$29 per ADS (equivalent to US$1.45 per ordinary share) which represents the average closing price of the 30 trading days prior to the date of Board approval. The remaining 130,000,000 ordinary shares were purchased from the Company at $1.28 per ordinary shares.

In order to facilitate the purchase of shares by the Participants, 90% of the total subscription price of the shares under the 521 Plan is funded by loans granted to individual Participants by the Company while the remaining 10% is contributed by the Participants. The loans bear interest at a rate of 8% per annum and are repayable upon the earlier of the expiry date of the 521 Plan, termination of employment or agent contract, or within five years.

Because the Participants currently do not provide sufficient assets or other means (other than the shares that they have pledged) to cover the full amount of their respective loans, the loans are considered to be nonrecourse in nature. In accordance with ASC 718, the rights and obligations embodied in a transfer of equity shares to the Participants for loans that provide no recourse to other assets of the employee (that is, other than the shares) are substantially the same as those embodied in a grant of share options. Accordingly, the 521 Plan is accounting for as a grant of share options. The principal and interest are included as part of the exercise price of the “option” and therefore no interest income is recognized. The exercise price of the grants increases over time as interest accrues. Further, because the shares sold on a nonrecourse basis are accounted for as options, the note and the shares are not recorded. Rather, compensation cost is recognized over any requisite service period, with an offsetting credit to additional paid-in capital (“APIC”). Periodic principal and interest payments, if any, are treated as deposits. Refundable share right deposits are recorded as a liability until the note is paid off, at which time the deposit balance is transferred to APIC. Nonrefundable deposits are immediately recorded as a credit to APIC as payments are received.

The Participants’ right to the benefits of ownership of the shares are subject to the Participants’ achievement of service and performance vesting conditions. Each award agreement contains a condition for service from January 1, 2019 through December 31, 2023 (which coincides with loan maturity date) as well as individually determined performance conditions based on cumulative sales over the service period. Participants must achieve both the service and performance conditions in order for the shares to fully vest, otherwise the share appreciation profits at the end of the vesting period, if any, after principal and accrued interest under the loans are fully repaid to us, will be either fully retained or partially retained by us.

Under these vesting and profit distribution arrangements, we may be required to settle the option or similar instrument by transferring cash, representing a noncontingent cash settlement feature which requires the 521 awards to be classified as a liability.

As of December 31, 2018, we had reserved 280,000,000 ordinary shares available to be granted as share-based awards under the 521 Plan. The shares under the 521 Plan are generally scheduled to vest over five years. 150,000,000 ordinary shares were granted on December 31, 2018 and the rest were granted on January 10, 2019. We estimate the forfeiture rate for both independent agents and employees will be nil in 2018.

For the years ended December 31, 2018, changes in the status of total outstanding options under 521 Plan, was as follows:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (Years)	Aggregate Intrinsic Value RMB
Outstanding as of January 1, 2018	—	—	—	—
Granted	150,000,000	1.5	5.00	—
Exercised	—	—	—
Forfeited	—	—	—
Outstanding as of December 31, 2018	150,000,000	1.5	5.00	—

No share-based compensation expense related to the 521 Plan was recognized for the year ended December 31, 2018. As the 521 Plan was initially recognized as a liability award, the unrecognized share-based compensation expense related to the 521 Plan varies based on the change of the fair value at each reporting date. Compensation cost for each period until settlement will be based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value of the instrument for each reporting period. As of December 31, 2018, there was RMB7.3 million unrecognized share-based compensation expense related to unvested share options granted to the 521 Plan’s Participants.

On January 10, 2019, we granted an additional 130,000,000 ordinary shares to the Participants. There was RMB35.3 million unrecognized share-based compensation expense related to unvested share options granted to the 521 Plan’s participants as of January 10, 2019.

Share-based compensation expenses of RMB4, 937, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively, were included in the general and administrative expenses.

Variable Interest Entities (“VIE”)

The 521 Plan

On June 14, 2018, we announced that our board of directors approved the 521 Plan. The 521 Plan is designed to incentivize our key employees and independent sales agents. The 521 Plan provides the Participants an opportunity to benefit from the appreciation of the Company’s ordinary shares at a stated subscription price of US$27.38 per ADS in exchange for employee and non-employee services, if service and performance conditions are achieved. US$27.38 per ADS is weighted average of the closing prices of the repurchase and new share issuance transactions listed below. 10% of the subscription price is paid by the Participant on or around the grant date, while the remaining 90% of the subscription prices is financed through interest-bearing loans from the Company.

The 521 Plan established a pool of 280 million ordinary shares, representing 14 million ADSs, available to benefit Participants. In establishing the ADS pool, we have:

●	through a 521 Plan Employee Company, purchased 150,000,000 ordinary shares in the form of either ADS or ordinary share from Master Trend, a company controlled by a principal shareholder who is also one of our founders, in October 2018.

●	repurchased 1,423,774 ADSs, representing 28,475,480 ordinary shares, from the open market through December 31, 2018;

●	issued 101,524,520 new ordinary shares to the Participants in January 2019.

Pursuant to the 521 Plan, we set up three companies, or 521 Employee Companies, which are Fanhua Employees Holdings Limited, Step Tall Limited and Treasure Chariot Limited, to hold the shares on behalf of the Participants. Each of the 521 Plan Employee Companies is a legal entity formed in the British Virgin Islands with a sole shareholder appointed by the Company. Mr. Yinan Hu and two other employees of the Company are the respective sole shareholder and director of the 521 Plan Employee Companies. Our ordinary shares are the only significant assets held by the 521 Plan Employee Companies, which serve as collateral to the loans issued by the Company to the Participants. Given the only substantial recourse to the loans issued by the Company are the ordinary shares of the Company, changes (principally decreases) in the value of the ordinary shares held by the 521 Plan Employee Companies will be indirectly absorbed by the Company and we have potential exposure to the economics of the 521 Plan Employee Companies. Therefore, we have variable interests in the 521 Plan Employee Companies. Since none of the 521 Plan Employee Companies’ equity investors have the obligation to absorb the expected losses or the right to receive the expected residual returns as (i) the depreciation of the ADS will be indirectly absorbed by the Company as discussed above and (ii) and the appreciation of the ADS will be absorbed by the Company or the Participants, as any residual proceeds from the sale of the ADS will revert to the Company or the Participants and not the shareholders of the 521 Plan Employee Companies. Therefore, the 521 Plan Employee Companies are  deemed to be our VIEs.

Through the loan agreements, entrusted share purchase agreements and letter of undertaking described below, as the shares held by the 521 Plan Employee Companies are pledged to the Company as collateral to the loans issued to the Participants, we have the power to direct the significant activities of the 521 Plan Employee Companies, and we have potential exposure to the economics of the VIEs resulting from the fluctuation in the value of the Company’s ADSs, which is more than insignificant. Therefore, we are deemed the primary beneficiary of the 521 Plan Employee Companies and consolidate them accordingly. The following is a summary of the contractual agreements that we have entered into relating to the 521 Plan.

●	Loan Agreements and Entrusted Share Purchase Agreements

The nature and structure of the 521 Plan Employee Companies is that they are investment vehicle companies holding the Company’s shares on behalf of the Participants for the purpose of the 521 Plan. On various dates between July 2018 and January 2019, loan agreements and entrusted share purchase agreements were signed among CISG Holdings Ltd., our wholly-owned subsidiary, the 521 Plan Employee Companies and each of the Participants. To effect the 521 Plan, Participants agreed to pay 10% of the subscription price and executed a loan agreement with the Company for a loan of 90% of the subscription price of the ordinary shares under the 521 Plan. Participants also each executed an entrusted share purchase agreement with one of the 521 Employee Companies whereby the 521 Plan Employee Company will legally hold the ordinary shares on behalf of the Participants. The loan agreements provide a total of RMB1.38 billion (US$191.8 million) in loans to the VIEs and Participants of the 521 Plan for the sole purpose of funding purchases of the Company’s ordinary shares under the 521 Plan. All of the ordinary shares purchased are pledged as collateral to the Company for the loans the Participants cannot direct the sale of the ordinary shares without the consent of the Company until the ordinary shares are fully vested in accordance with the 521 Plan’s agreed target performance. The loan agreement and the entrusted share purchase agreement will terminate after five years or upon the termination of agency or employment relationship, or the settlement of the loan, whichever comes first.

●	Letter of Undertaking

Each of the sole directors and sole shareholders of the 521 Plan Employee Companies, each of whom is either a significant shareholder and director or an employee of the Company, has executed a letter of undertaking with the Company. Under the letter of under taking, each individual agrees to follow, without any conditions, our instructions as to the management of all activities of each of the 521 Plan Employee Companies, as well as any directions from us concerning transferring the shares or changing directors.

As all the contractual arrangements with the 521 Plan Employee Companies are subject to PRC law, and, based on the advice of our PRC counsel, we believe that our contractual arrangements with the 521 Plan Employee Companies are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. The interests of the shareholders of the 521 Plan Employee Companies may diverge from that of our company, which may potentially increase the risk that they would seek to act contrary to the contractual terms.

None of the 521 Plan Employee Companies conducted any material business activities during 2018. However, the VIE’s collectively 20.1% of our outstanding shares. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Our variable interest entities or their respective shareholders and directors may fail to perform their obligations under our contractual arrangements with them.

Recent Accounting Pronouncement

On February 25, 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases,” which specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. Based on our preliminary assessment, we expect to record a right-of-use asset of approximately RMB182 million and a lease liability of approximately RMB181 million on the adoption date of January 1, 2019, primarily related to our leased office space. We will use a modified retrospective approach under ASU 2018-11 and will not restate prior periods. We expect to implement new accounting policies as well as to elect certain practical expedients available to us under ASU 2016-02, including those related to leases with terms of less than 12 months.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2018, this was further updated with the issuance of ASU 2018-19, which excludes operating leases from the scope. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For public business entities that are U.S. SEC filers, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We expects there is no material impact upon adoption of this guidance on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which modifies disclosure requirements for fair value measurements.  While some disclosures have been removed or modified, new disclosures have been added.  The guidance is effective for us no later than January 1, 2020.  Early adoption is permitted, where the Company is permitted to early adopt the portion of the guidance regarding the removal or modification of the fair value measurement disclosures while waiting to adopt the requirement regarding additional disclosures until the effective date. We expect there will be changes in respective disclosure upon adoption of this guidance on our consolidated financial statements.

Results of Operations

The following table sets forth our net revenues, operating costs and expenses and income from operations by reportable segments for the periods indicated.

In 2016, our business was divided into three reporting operating segments: (1) insurance agency, (2) insurance brokerage, and (3) claims adjusting. The insurance agency segment provides a broad range of property and casualty and life insurance products to individual customers. As the result of the disposal of our insurance brokerage business in November 2017, we operated two reporting operating segments: (1) insurance agency, and (2) claims adjusting as of December 31, 2017. Accordingly, the insurance brokerage segment was accounted as discontinued operations. Consolidated statements of operations for the years ended 2016 have been revised to conform to the current presentation.

	For the Year Ended December 31,
	2016	2016 to 2017 Percentage Change	2017	2017 to 2018 Percentage Change	2018
	RMB	%	RMB	%	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Income Data
Net revenues:
Agency	3,746,471	0.9	3,780,217	(16.8)	3,143,873	457,257
Life insurance business	990,541	144.8	2,424,444	18.4	2,870,776	417,537
P&C insurance business	2,755,930	(50.8)	1,355,773	(79.9)	273,097	39,720
Claims adjusting	336,413	(8.4)	308,256	6.2	327,390	47,617
Total net revenues	4,082,884	0.1	4,088,473	(15.1)	3,471,263	504,874
Operating costs and expenses:
Operating costs:
Agency	(2,906,791)	(1.4)	(2,864,882)	(24.9)	(2,151,856)	(312,975)
Life insurance business	(673,230)	143.1	(1,636,340)	18.7	(1,943,053)	(282,606)
P&C insurance business	(2,233,560)	(45.0)	(1,228,542)	(83.0)	(208,803)	(30,369)
Claims adjusting	(199,810)	(2.6)	(194,525)	(0.2)	(194,159)	(28,239)
Total operating costs	(3,106,601)	(1.5)	(3,059,407)	(23.3)	(2,346,015)	(341,214)
Selling expenses	(502,802)	(55.9)	(221,785)	(4.2)	(231,075)	(33,608)
General and administrative expenses	(481,947)	10.8	(534,145)	(12.3)	(468,430)	(68,130)
Total operating costs and expenses	(4,091,350)	(6.7)	(3,815,337)	(20.2)	(3,045,520)	(442,952)
Income (loss) from continuing operations
Insurance agency	79,467	367.8	371,718	42.4	529,280	76,981
Claims adjusting	29,609	(100.2)	(65)	*	10,491	1,526
Other	(117,542)	(16.2)	(98,517)	15.7	(114,028)	(16,585)
Income(loss) from continuing operations	(8,466)	*	273,136	55.9	425,743	61,922
Other income, net:
Investment income	115,275	66.4	191,784	1.9	195,456	28,428
Interest income	6,901	275.2	25,891	32.1	34,207	4,975
Others, net	10,341	38.1	14,284	(17.3)	11,807	1,717
Income from continuing operations before income taxes and income of affiliates	124,051	307.2	505,095	32.1	667,213	97,042
Income tax expense	(27,249)	515.8	(167,803)	33.8	(224,586)	(32,665)
Share of income of affiliates	48,293	125.6	108,944	60.1	174,468	25,375
Net income from continuing operations	145,095	207.5	446,236	38.3	617,095	89,752
Net income from discontinued operations, net of tax	22,543	(75.7)	5,480	*	—	—
Net income	167,638	169.5	451,716	36.6	617,095	89,752
Less: Net income attributable to the noncontrolling interests	10,591	(76.5)	2,488	188.6	7,180	1,044
Net income attributable to the Company’s shareholders	157,047	186.1	449,228	35.8	609,915	88,708

*	Not meaningful for analysis because the percentage change is mathematically undeterminable or involves a change from income or benefit to loss or expense, or vice versa.

Year ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our total net revenues decreased by 15.1% from RMB4,088.5 million in 2017 to RMB3,471.3 million (US$504.9 million) in 2018.

●	Net revenues from our insurance agency segment decreased by 16.8% from RMB3,780.2 million in 2017 to RMB3,143.9 million (US$457.3 million) in 2018. The decrease was primarily driven by 79.9% (i) decrease in net revenues derived from the property and casualty insurance agency business, from RMB1,355.8 million in 2017 to RMB273.1 million (US$39.7 million) in 2018, offset by (ii) a 18.4% increase in net revenues derived from the life insurance agency business, from RMB2,424.4 million in 2017 to RMB2,870.8 million (US$417.5 million) in 2018. The increase in net revenues generated from the life insurance agency business was primarily due to the growth in the number of sales agents, establishment of new branches in more regions, and overall industry growth. The decline of the property and casualty insurance agency business was primarily due to the transition of our P&C insurance business from a commission-based business model towards a platform management fee-based business model.

●	Net revenues from our claims adjusting segment increased by 6.2% from RMB308.3 million in 2017 to RMB327.4 million (US$47.6 million) in 2018. The increase was mainly due to expansion business to provide services to more insurance companies in 2018.

Operating Costs and Expenses

Operating costs and expenses decreased by 20.2% from RMB3,815.3 million in 2017 to RMB3,045.5 million (US$443.0 million) in 2018.

Operating Costs. Our operating costs decreased by 23.3% from RMB3,059.4 million in 2017 to RMB2,346.0 million (US$341.2 million) in 2018, primarily because of a decrease in operating cost in P&C insurance business.

●	Operating costs for our insurance agency segment decreased by 24.9% from RMB2,864.9 million in 2017 to RMB2,151.9 million (US$313.0 million) in 2018, primarily driven by (i) a decrease of 83.0% in costs for the property and casualty insurance agency business which was mainly due to a decrease in revenue, offset by (ii) an increase of 18.7% in costs for the life insurance agency business, which is in line with the growth in net revenues from the life insurance agency business offset.

●	Operating costs for our claims adjusting segment decreased by 0.2% from RMB194.5 million in 2017 to RMB194.2 million (US$28.2 million) in 2018.

Selling Expenses. Our selling expenses increased by 4.2% from RMB221.8 million in 2017 to RMB231.1 million (US$33.6 million) in 2018, primarily attributable to new sales outlets.

General and Administrative Expenses. Our general and administrative expenses decreased by 12.3% from RMB534.1 million in 2017 to RMB468.4 million (US$68.1 million) in 2018. The decreases were primarily due to the disposal of P&C subsidiaries in Oct 2017, partially offset by the increase in payroll and rental expenses.

Income(loss) from Operations

As a result of the foregoing factors, income from operations increased by 55.9% from RMB273.1 million in 2017 to RMB425.7 million (US$61.9 million) in 2018.

●	Income from operations for our agency insurance segment increased by 42.4% from RMB371.7 million in 2017 to RMB529.3 million (US$77.0 million) in 2018, which was primarily due to the strong growth of renewal life insurance business contribution, partially offset by the decline in the property and casualty insurance agency business.

●	Income from operations for our claims adjusting segment in 2018 was RMB10.5 million (US$1.5 million), compared with loss from operations of RMB0.7 million in 2017, which was primarily due to growth of high margin business of non-automobile claim adjusting services.

●	Other loss from operations represented operating loss incurred by the headquarters, which was not allocated to each business segment. Operating loss incurred by the headquarters increased by 15.7% from RMB98.5 million in 2017 to RMB114.0 million (US$16.6 million) in 2018. The change was primarily due to increase in payroll and rental expenses at the headquarters.

Other Income

Investment Income. Investment income represents income received from short term investments in collective trust products and interbank deposits. Our investment income slightly increased by 1.9% from RMB191.8 million in 2017 to RMB195.5 million (US$28.4 million) in 2018.

Interest Income. Our interest income increased by 32.1% from RMB25.9 million in 2017 to RMB34.2 million (US$5.0 million) in 2018. The increase was primarily due to interest related to the settlement of one year interest-bearing receivables in the third quarter of 2018.

Income Tax Expense

Our income tax expense increased by 33.8% from RMB167.8 million in in 2017 to RMB224.6 million (US$32.7 million) in 2018. The effective tax rate for 2018 was 33.7% compared with 33.2% in 2017. The increase in effective tax rate was primarily due to the withholding income tax provision related to dividend payments since the third quarter of 2017.

Share of Income of Affiliates

Our share of income of affiliates increased by 60.1% from RMB108.9 million in 2017 to RMB174.5 million (US$25.4 million) in 2018, primarily due to the rapid growth of net income generated by CNFinance, in which we own 18.5% equity interest.

Net Income Attributable to the Non-controlling Interests

Our net income attributable to the non-controlling interests increased by 188.6% from RMB2.5 million in 2017 to RMB7.2 million (US$1.0 million) in 2018, primarily due to the increased profits from claims adjusting segments as we currently own 44.7% equity interests.

Net Income Attributable to the Company’s Shareholders

As a result of the foregoing, our net income attributable to our shareholders increased by 35.8% from RMB449.2 million in 2017 to RMB609.9 million (US$88.7 million) in 2018.

Year ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues

Our total net revenues increased slightly by 0.1% from RMB4,082.9 million in 2016 to RMB4,088.5 million in 2017.

●	Net revenues from our insurance agency segment increased by 0.9% from RMB3,746.5 million in 2016 to RMB3,780.2 million in 2017. The increase was primarily driven by (i) a 144.8% increase in net revenues derived from the life insurance agency business, from RMB990.5 million in 2016 to RMB2,424.4 million in 2017, offset by 50.8% decrease in net revenues derived from the property and casualty insurance agency business, from RMB2,755.9 million in 2016 to RMB1,355.8 million. The increase in net revenues generated from the life insurance agency business was primarily due to the growth in the number of sales agents, establishment of new branches in more regions, and overall industry growth. The decline of the property and casualty insurance agency business was primarily due to the i) suspension of business cooperation with PICC P&C starting from March 1, 2017, ii) our decision to cut low margin channel businesses starting from the second quarter of 2017 and (iii) the transition of our P&C insurance business from a commission-based business model towards a platform management fee-based business model.

●	Net revenues from our claims adjusting segment decreased by 8.4% from RMB336.4 million in 2016 to RMB308.3 million in 2017. The decrease was primarily due to the suspension of business cooperation with PICC P&C starting from March 1, 2017.

Operating Costs and Expenses

Operating costs and expenses decreased by 6.7% from RMB4,091.4 million in 2016 to RMB3,815.3 million in 2017.

Operating Costs. Our operating costs decreased by 1.5% from RMB3,106.6 million in 2016 to RMB3,059.4 million in 2017, primarily because of a decrease in operating cost in P&C insurance business.

●	Operating costs for our insurance agency segment decreased by 1.4% from RMB2,906.8 million in 2016 to RMB2,864.9 million in 2017, primarily driven by (i) an increase of 143.1% in costs for the life insurance agency business, which is in line with the growth in net revenues from the life insurance agency business offset by (ii) a decrease of 45.0% in costs for the property and casualty insurance agency business which was mainly due to a decrease in revenue.

●	Operating costs for our claims adjusting segment decreased by 2.6% from RMB199.8 million in 2016 to RMB194.5 million in 2017. The change was primarily in line with the decrease in net revenues from claims adjusting business.

Selling Expenses. Our selling expenses decreased by 55.9% from RMB502.8 million in 2016 to RMB221.8 million in 2017, primarily attributable to the significant decrease of marketing campaign expenses, which mainly aimed at promoting sales and gaining market share of our P&C insurance during 2016.

General and Administrative Expenses. Our general and administrative expenses increased by 10.8% from RMB481.9 million in 2016 to RMB534.1 million in 2017. The increases were primarily due to the increase in payroll and rental expenses, partially offset by the decrease in share-based compensation and depreciation expenses.

Income (loss) from Operations

As a result of the foregoing factors, income from operations for 2017 is RMB273.1 million, compared with an operating loss of RMB8.5 million in 2016.

●	Income from operations for our agency insurance segment increased by 367.8% from RMB79.5 million in 2016 to RMB371.7 million in 2017, which was primarily due to the strong growth of life insurance agency business, partially offset by the decline in the property and casualty insurance agency business.

●	Loss from operations for our claims adjusting segment in 2017 is RMB65 thousand, compared with income from operations for RMB29.6 million in 2016.

●	Other loss from operations represented operating loss incurred by the headquarters which was not allocated to each business segment. Operating loss incurred by the headquarters decreased by 16.2% from RMB117.5 million in 2016 to RMB98.5 million in 2017. The change was primarily due to our stringent cost control and increase in operating efficiency.

Other Income

Investment Income. Investment income represents income received from short term investments in collective trust products and interbank deposits. Our investment income increased by 66.4% from RMB115.3 million in 2016 to RMB191.8 million in 2017. The increase was primarily attributable to more high return short term investment products in 2017.

Interest Income. Our interest income increased by 275.2% from RMB6.9 million in 2016 to RMB25.9 million in 2017. The increase was primarily due to interest related to the settlement of one year interest-bearing receivables in the third quarter of 2018.

Income Tax Expense

Our income tax expense increased by 515.8% from RMB27.2 million in 2016 to RMB167.8 million in 2017. The effective tax rate for 2017 was 33.2% compared with 22.0% in 2016. The increase in effective tax rate was primarily due to the withholding income tax provision related to dividend payments in 2017.

Share of Income of Affiliates

Our share of income of affiliates increased by 125.6% from RMB48.3 million in 2016 to RMB108.9 million in 2017, primarily due to the rapid growth of net income generated by CNFinance, in which we own 20.6% equity interest.

Net Income Attributable to the Non-controlling Interests

Our net income attributable to the non-controlling interests decreased by 76.5% from RMB10.6 million in 2016 to RMB2.5 million in 2017, primarily due to the decreased profits from claims adjusting segments as we currently own 44.7% equity interests.

Net Income Attributable to the Company’s Shareholders

As a result of the foregoing, our net income attributable to our shareholders increased by 186.1% from RMB157.0 million in 2016 to RMB449.2 million in 2017.

Inflation

Inflation in China has impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.0%, 1.4%, 2.0%, 1.6% and 2.1% in 2014, 2015, 2016, 2017 and 2018, respectively. Our operating costs and expenses, such as sales agent and employee compensation and office operating expenses, increased significantly partly as a result of inflation in 2017 and 2018. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation significantly reduced the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China. If high inflation persists in China in the future, our operational results may continue to be significantly affected.

Foreign Currency

The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB6.8837 per U.S. dollar in December 2018. The fluctuation of the exchange rate between the RMB and U.S. dollar and HK dollar resulted in foreign currency translation loss of RMB10.2 million (US$1.5 million) in 2018, when we translated our financial assets from U.S. dollar and HK dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3. Key Information — D.Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities. As of December 31, 2018, we had RMB772.8 million (US$112.4 million) in cash and cash equivalents, and RMB1,554.1 million (US$226.0 million) in short term investments. Our cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to fund dividend distribution and share buyback, maintenance and developments of online platforms including Lan Zhanggui, CNpad Auto, Baoxian.com, and eHuzhu, establishment of new branches and sales outlets, working capital requirements, automobiles and office equipment purchases, office renovation and rental deposits.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	87,846	152,127	523,827	76,187
Net cash (used in) generated from investing activities	(732,606)	(23,723)	1,567,585	227,996
Net cash (used in) generated from financing activities	(216,575)	47,558	(1,664,506)	(242,092)
Net (decrease) increase in cash and cash equivalents and restricted cash	(861,335)	175,962	426,906	62,091
Cash and cash equivalents and restricted cash at the beginning of the year	1,132,851	273,979	439,033	63,855
Cash and cash equivalents and restricted cash at the end of the year	273,979	439,033	848,166	123,361

Operating Activities

Net cash generated from operating activities amounted to RMB523.8 million (US$76.2 million) for the year ended December 31, 2018, primarily attributable to (i) a net income of RMB617.1 million (US$89.8 million), (ii) adjustments of depreciation of RMB10.8 million (US$1.6 million), amortization of acquired intangible assets of RMB15.9 million (US$2.3 million) and share of income of affiliates of RMB174.5 million (US$25.4 million), which were non-cash items and increase primarily due to the rapid growth of net income generated by CNFinance, and (iii) an increase of accounts payable of RMB129.7 million (US$18.9 million) and other payable of RMB21.5 million (US$3.1 million) due to an increase in operational cost and expenses that had been accrued but unsettled in the fourth quarter of 2018, partially offset by RMB156.0 million (US$22.7 million) in investment  adjustment income from collective trust funds and inter-bank deposit.

Net cash generated from operating activities amounted to RMB152.1million for the year ended December 31, 2017, primarily attributable to (i) a net income of RMB451.7 million, (ii) adjustments of depreciation of RMB14.1 million, amortization of acquired intangible assets of RMB33.2 million and share of income of affiliates of RMB108.9 million, which were non-cash items, and (iii) an increase of accounts payable of RMB139.5 million and other payable of RMB22.9 million due to an increase in operational cost and expenses that had been accrued but unsettled in the fourth quarter of 2017, partially offset by (i) an increase of accounts receivable of RMB140.7 million as a result of sales growth, and (ii) RMB177.9 million in investment income from collective trust funds and inter-bank deposit.

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

Investing Activities

Net cash generated from investing activities for the year ended December 31, 2018 was RMB1,567.6 million (US$228.0 million), primarily attributable to (i) proceeds from short term investments of RMB12.5 billion (US$1.8 billion) that had matured, (ii) loan repayment from third party of RMB500.0 million (US$72.7 million) and (iii) purchase of property, plant and equipment of RMB22.8 million (US$3.3 million) partially offset by cash used to purchase financial products including collective trust funds and inter-bank deposits of RMB11.4 billion (US$1.7 billion).

Net cash used in investing activities for the year ended December 31, 2017 was RMB23.7 million, primarily attributable to (i) cash used to purchase financial products including collective trust funds and inter-bank deposits of RMB11.1 billion, (ii) loan to third party of RMB500.0 million, partially offset by proceeds from short term investments of RMB11.5 billion that had matured, (iii) purchase of property, plant and equipment of RMB20.9 million, and (iv) disposal of subsidiaries of RMB20.6 million.

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

Financing Activities

Net cash used in financing activities was RMB1,664.5 million (US$242.1 million) for the year ended December 31, 2018 attributable to (i) cash used for the purchase of ordinary shares pursuant to the Company’s 521 Plan and its share repurchase program in 2018 of RMB1.6 billion (US$228.3 million) and (ii) dividend payments of totaling RMB331.7 million (US$48.2 million), partially offset by proceeds from employees and agents’ share subscription of RMB211.1 million (US$30.7 million) and proceeds related to disposal of Fanhua Times Sales & Services Co., Ltd and its subsidiaries of RMB22.7 million (US$3.3 million).

Net cash generated from financing activities was RMB47.6 million for the year ended December 31, 2017 attributable to (i) proceeds of issuance of ordinary shares upon private placement of RMB201.1 million and proceeds of upon exercise of stock options RMB64.9 million partially offset by (i) dividend payments of totaling RMB137.2 million and (ii) repayment of advances from the disposed subsidiary of RMB103.4 million.

Net cash used in financing activities was RMB216.6 million for the year ended December 31, 2016, attributable to payments totaling RMB213.5 million for acquisitions of noncontrolling interests in subsidiaries, partially offset by proceeds of RMB1.1 million received upon exercise of stock options.

Capital Expenditures

We incurred capital expenditures of RMB11.9 million, RMB20.9 million and RMB22.8 million (US$3.3 million) for the years ended December 31, 2016, 2017 and 2018, respectively. Our capital expenditures have been used primarily to construct our IT infrastructure and online platforms, and to purchase automobiles and office equipment for newly established insurance intermediary companies. We estimate that our capital expenditures will increase moderately in the following two or three years as we further expand our distribution and service network in China, and maintain and upgrade our IT infrastructure and online platforms. We anticipate funding our future capital expenditures primarily with net cash flows from financing and operating activities.

Borrowings

As of each of December 31, 2017 and 2018, we had no short-term or long-term bank borrowings.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of EIT on dividend derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividend distributed by such foreign-invested enterprises. As of December 31, 2018, our restricted net asset was RMB2.9 billion (US$415.1 million). This amount is composed of the registered equity of our PRC subsidiaries and the statutory reserves described above. Our ability to pay dividends primarily depends upon dividends paid by our subsidiaries. As of December 31, 2018, we had aggregate undistributed earnings of approximately RMB1.4 billion (US$209.7 million) that were available for distribution. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. As a result, as of December 31, 2018, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)

Operating lease obligations	200,489	71,812	91,752	29,619	7,306
Total	200,489	71,812	91,752	29,619	7,306

Not included in the table above are uncertain tax liabilities of RMB70.4 million (US$10.2 million). As we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, such liabilities are excluded from the contractual obligations table above.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2018.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chunlin Wang	49	Chief Executive Officer and Chairman of the Board of Directors
Peng Ge	47	Chief Financial Officer and Director
Yinan Hu	53	Director
Yunxiang Tang	73	Independent Director
Stephen Markscheid.	65	Independent Director
Allen Warren Lueth	50	Independent Director
Mengbo Yin	63	Independent Director

Mr. Chunlin Wang became our chairman of the board of directors in September 2017 and has been our chief executive officer since October 2011. He has been our director since March 2016. From April 2011 to October 2011, he was our chief operating officer. From January 2007 to October 2011, he was vice president and head of the property and casualty insurance unit of our company. From 2003 to January 2007, he served as assistant to our chairman. From 2002 to 2005, he served as the general manager of Guangdong Nanfeng, one of our first affiliated insurance intermediaries in the PRC. From 1998 to 2002, Mr. Wang served as a branch manager at Guangzhou Nanyun Car Rental Services Co., Ltd. and later Guangdong Nanfeng Automobile Association Co., Ltd., our predecessors. Mr. Wang received his bachelor’s degree in law from Central-Southern University of Politics and Law in China.

Mr. Peng Ge has been our chief financial officer since April 2008 and became our director in December 2016. He is currently a member of the board of directors of CNFinance, which is a public company listed in the U.S. From 2005 to April 2008, he served as the general manager of the finance and accounting department and vice president of our company. From August 2007 to September 2008, he was also a director of our company. From 1999 to 2005, Mr. Ge headed our Beijing operations. From 1994 to 1999, Mr. Ge was a financial manager at a subsidiary of China National Native Produce and Animal By-Products Import & Export Corporation. Mr. Ge received his bachelor’s degree in international accounting and his MBA degree from the University of International Business and Economics in China.

Mr. Yinan Hu is our co-founder and has been our director since our inception in 1998. He is currently a member of the board of directors of Puyi Inc., which is a public company listed in the U.S. From 1998 to September 2017, he was the chairman of our board of directors. From 1998 to October 2011, Mr. Hu served as our chief executive officer. From 1993 to 1998, Mr. Hu served as chairman of the board of directors of Guangdong Nanfeng Enterprises Co., Ltd., a company he co-founded that engaged in import and export, manufacturing of wooden doors and construction. From 1991 to 1995, Mr. Hu was an instructor of money and banking at Guangdong Institute for Managers in Finance and Trade. Mr. Hu received a bachelor’s degree and a master’s degree in economics from Southwestern University of Finance and Economics in China.

Mr. Yunxiang Tang, a senior economist, has been our independent director since May 2012. Mr. Tang served as general manager of the People’s Insurance Company (Group) of China Limited, or the PICC and chairman of the Board of Directors of PICC P&C, PICC Asset Management Company Limited, PICC Life Insurance Company Limited and PICC Health Insurance Company Limited from 2000 to 2007. He was the president of Insurance Association of China from 2001 to 2003 and vice chairman of the CIRC from 1998 to 2000. Prior to that, he served in different senior leadership roles in the financial regulatory authorities, including head of the PBOC Guangdong Branch and chief of State Administration of Foreign Exchange, Guangdong Branch and assistant governor of the PBOC.

Mr. Stephen Markscheid has been our independent director since August 2007. Mr. Markscheid is currently a venture partner at DealGlobe, a Shanghai based investment bank. He is a member of the board of directors and a member of the audit committee, compensation committee and/or nomination committee of Jinko Solar, Inc., Ener-Core Inc., and Hexindai Inc., all of which are public companies listed in U.S and ZZ Capital, a public company listed in Hong Kong. He is also a trustee of Princeton-in-Asia, a nonprofit social service organization affiliated with Princeton University. From 2007 to 2015, he was the chief executive officer of Synergenz BioScience, Inc., a genomics company based in Hong Kong. Prior to that, Mr. Markscheid was the chief executive officer of HuaMei Capital Company, Inc., a Sino-U.S. investment advisory firm from 2006 to 2007. From 1998 to 2006, Mr. Markscheid worked for GE Capital. During his time with GE Capital, Steve led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to joining GE, Mr. Markscheid worked as case leader for the Boston Consulting Group throughout Asia from 1994 to 1997. Prior to that, Mr. Markscheid had been a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. Prior to that, he worked with the US-China Business Council in Washington D.C. and Beijing. Mr. Markscheid received his bachelor’s degree in East Asian studies from Princeton University, a master’s degree in international affairs and economics from the School of Advanced International Studies at Johns Hopkins University, and an MBA degree from Columbia University.

Mr. Allen Lueth has been our independent director since August 2007. Mr. Lueth is currently a member of the board of directors of Greatview Aseptic Packaging Company Limited, a company listed in Hong Kong and Roots & Shoots, a private environmental charity organization. Since May 2017, Allen has been the head of finance for Cardinal Health Asia-Pacific. From December 2010 to February 2018, he has been the head of finance of Cardinal Health China. Prior to that, he was the vice president of finance and strategy of Zuellig Pharma China, a private company focused on pharmaceutical distribution, and was its chief financial officer from 2005 to November 2009, when the company was acquired by Cardinal Health. Mr. Lueth worked for GE Capital from 1998 to 2004 in a variety of roles, including chief financial officer and chief executive officer for the Taiwan operations, and the representative for China. Earlier, he served with Coopers & Lybrand as an auditor. Mr. Lueth obtained his certificate as a certified public accountant in 1991 and a certified management accountant in 1994. Mr. Lueth received his bachelor of science in accounting degree from the University of Minnesota and an MBA degree from the J.L. Kellogg School of Management.Dr. Mengbo Yin has been our independent director since September 2008. He is currently a PhD advisor at Southwestern University of Finance and Economics in China, where he also serves as head of the university’s postgraduate department. Previously, he was the dean of the university’s school of finance from 1996 to 2007. Professor Yin received his master’s and PhD degrees in finance from Southwestern University of Finance and Economics in China.

Employment Agreements

Each of our executive officers has entered into an employment agreement with us. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment, failure to perform the agreed-to duties after a reasonable opportunity to cure the failure and failure to achieve the performance measures specified in the employment agreement. An executive officer may terminate his employment at any time with one-month prior written notice if there is a material reduction in his authority, duties and responsibilities or in his annual salary before the next annual salary review. Furthermore, we may terminate an executive officer’s employment at any time without cause upon two-month advance written notice. In the event of a termination without cause by us, we will provide the executive officer a lump-sum severance payment in the amount of RMB0.5 million, unless otherwise specifically required by applicable law.

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

B. Compensation

In 2018, the aggregate cash compensation, including reimbursement of expenses, to our executive officers was approximately RMB2.4 million (US$0.3 million), and the aggregate cash compensation to our non-executive directors was approximately RMB2.7 million (US$0.4 million). We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our executive officers and directors except for statutory social security payment.

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

On March 9, 2009, our board of directors voted to grant options to purchase an aggregate of 10,000,000 ordinary shares to employees under the amended and restated 2007 Share Incentive Plan (the “2009 Option”). The exercise price of these options is US$0.34 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). These options are scheduled to vest over a four-year period starting from March 31, 2010, subject to the achievement of certain key performance indicators by the option holders and their continued employment with us. As of March 31, 2018, all of the 2009 Option had been exercised or forfeited.

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

In November 2014, the board and compensation committee passed a resolution to modify the exercise price of the 2012 Options. Except for the 2012 Options granted to one of the independent directors who is a US resident, the exercise price of the rest of the 2012 Options was reduced from US$0.30 per ordinary share (for certain directors, officers, key employees and sales agents) and US$0.31 per ordinary share (for the other independent director who is a US resident) to US$0.001 per ordinary share while the maximum aggregate award of 96,645,000 ordinary shares was reduced to 46,722,500 ordinary shares. The options are subject to the same service period. As of December 31, 2014, except for the options granted to one of the independent directors, outstanding options to purchase 91,327,722 ordinary shares were modified into 45,663,861 shares options. There was no incremental cost as a result of such option modification. As of March 31, 2019, except for the options to purchase 1,040,000 ordinary shares granted to two of the independent directors, all of the 2012 Options had been exercised or forfeited.

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

As of March 31, 2019, options to purchase 1,040,000 ordinary shares were outstanding. The following table summarizes the outstanding options as of March 31, 2019.

Name(1)	Options Outstanding	Exercise Price (Per Ordinary Share)(US$)	Grant Date	Expiration Date
Stephen Markscheid	640,000	0.001	March 12, 2012	March 12, 2022
Mengbo Yin	400,000	0.001	March 12, 2012	March 12, 2022

(1)	Upon cash exercise of all of the share options beneficially owned by Mr. Chunlin Wang, Mr. Peng Ge and Mr. Yinan Hu in November, 2017, 4,050,000, 5,350,000 and 6,500,000 ordinary shares have been issued to Kingsford Resources, Green Ease and Sea Synergy which were respectively 100% beneficially owned by Mr. Wang, Mr. Ge and Mr. Hu.

2014 Share Issuance To Employees

In November 2014, we entered into share purchase agreements with companies established on behalf of our employees, or the 2014 Employee Companies, for the issuance of up to 100,000,000 ordinary shares of our company. In December 2014, we increased the new shares issued to the employees to 150,000,000 ordinary shares, representing approximately 13.0% of our then enlarged total share capital upon completion of the transaction. The purchase price for the 100,000,000 ordinary shares was US$0.27 per ordinary share or US$5.40 per ADS, while the purchase price for the additional 50,000,000 ordinary shares was US$0.29 per ordinary share or US$5.80 per ADS, both of which are the average closing prices for the 20 trading days prior to the board approvals. As of March 31, 2019, there were 132,646,780 ordinary shares outstanding held by the Employee Companies 2014.

521 Plan

On June 14, 2018, we obtained approval from our board of directors to implement a 521 Plan, which enabled eligible Participants to participate in the growth of the Company by purchasing a total of 14 million of the Company’s ADSs at a price of US$27.38 per ADS. The Participants in the 521 Plan include entrepreneurial team leaders, general managers of our provincial branches or subsidiaries, and key managerial personnel, excluding senior management.

In order to facilitate the purchase of the shares by the Participants, 90% of the total subscription cost of the shares under the 521 Plan is funded by loans granted to the individual Participants by the Company, while the remaining 10% is contributed directly by the individual Participants. The loans each bear interest at a rate of 8% per annum and is repayable by December 31, 2023 or upon the termination of employment or agent agreement, whichever comes first. The repayment of the loan and interests can be extended with mutual agreements upon maturity of the loan. Shares beneficially owned by the Participants under the 521 Plan and certain of his or her personal assets are pledged to the Company to secure the repayment of the loans by the Participants. The Participants are entitled to receive dividends, but during the lock-up period any dividends distributed to them will be used to repay interest on the loan before their loans are repaid in full.

When it is time for the loan to be repaid, the 521 Plan Employee Company will sell the shares on behalf of the Participant and use the proceeds from the sale to repay the principal and interest owed under the loans from the Company. If the proceeds from the sale are insufficient to pay the amount owed, the Participant remains obligated to pay the remaining amount due to the Company. If the proceeds from the sale are more than sufficient to repay the amount owed, then any remaining amount will go to the Participant, in part or in whole, based on whether the Participant obtained certain performance targets detailed in the loan agreement, as follows:

●	If the Participant failed to meet the performance targets, or if the Participant ends his or her employment or agent arrangement with the Company prior to the maturity date of the loan, which is December 31, 2023, after repaying the principal and interest owed under the loans, any remaining amount will be used to (i) repay the Participant’s capital contribution and (ii) pay the Participant interest on his or her capital contribution at a rate of up to 8% per annum. Anything remaining after this will be paid to the Company.

●	If the Participant partially meets the performance targets or is an employee of the Company, after repaying the principal and interest owed under the loans, any remaining amount will be used to (i) repay the Participant’s capital contribution, (ii) pay the Participant interest on his or her capital contribution at a rate of up to 8% per annum, and (iii) pay the Participant 50% of the remaining proceeds (after deducting (i) and (ii) and multiplying the amount by the percentage of the performance target achieved). Anything remaining after this will be paid to the Company.

●	If the Participant met the performance target, after repaying the principal and interest owed under the loans the Participant will keep all of the remaining proceeds.

Three stock holding vehicle companies, or 521 Plan Employee Companies, have been established to hold the shares on behalf of the Participants, namely Fanhua Employee Holdings Limited, Treasury Chariot Limited and Step Tall Limited, which hold 200,000,000 ordinary shares, 40,000,000 ordinary shares and 40,000,000 ordinary shares related to the 521 Plan, respectively. Mr. Yinan Hu, our co-founder and director and two employees are the respective sole shareholder and director of each of the 521 Plan Employee Companies. Fanhua Employee Holdings Limited, of which Mr. Hu is the sole shareholder and director, has established an employee committee to make voting and disposition decisions with regards to the shares that it holds while the other two 521 Plan Employee Companies have appointed their respective sole shareholders and directors to exercise such right during the loan period. Each Participant enters into an entrusted share purchase agreement with a 521 Plan Employee Company, pursuant to which each of the 521 Plan Employee Companies purchased the shares of the Company from either a principal shareholder or from the Company and holds the shares on behalf of the Participant until the loan has been repaid.

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

In compliance with Rule 5605 of the Nasdaq Listing Rules, a majority of our directors and all of the committee members of our board of directors are independent directors. During 2018, our board of directors met in person or passed resolutions by unanimous written consent eight times. In addition, our independent directors held executive sessions without the presence of non-independent directors or members of management twice during 2018. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

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

In 2018, our audit committee held meetings or passed resolutions by unanimous written consent four times.

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

In 2018, our compensation committee held meetings or passed resolutions by unanimous written consent twice times.

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

In 2018, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent twice.

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

Terms of Directors and Executive Officers

All directors hold office until their successors have been duly elected and qualified. Outside of certain specified circumstances, including resigning, becoming bankrupt or being of unsound mind or being absent from board meetings without special leave of absence for six consecutive months and the board of directors resolves that his office be vacated, a director may only be removed by a special resolution of the shareholders. Officers are elected by and serve at the discretion of the board of directors. We do not have contracts in place with any of our directors providing for benefits upon termination of employment. For the period during which the directors and executives have served in the office, please see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.”

D. Employees

Employees, Sales Agents and Training

We had 4,579, 3,344 and 3,863 employees as of December 31, 2016, 2017 and 2018, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees by function as of December 31, 2018:

	Number of Employees	% of Total
Management and administrative staff	2,348	60.8
Financial and accounting staff	194	5.0
Professional claims adjustors	1,213	31.4
Information technology staff	108	2.8
Total	3,863	100.0

As of December 31, 2016, 2017 and 2018, we had 231,592, 506,231 and 807,858 registered sales representatives, respectively. 99.9% of these sales representatives are independent sales agents who are not our employees and are only compensated by commissions. We have contractual relationships with these sales agents. We primarily distribute life insurance policy with a periodic premium payment schedule. For the sale of each of such life insurance policy, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period. For the sale of each life insurance policy with a single premium payment schedule or non-auto insurance property and casualty insurance policy, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each auto insurance policy through CNpad, the sales agent who has generated the sale will be paid a single commission based on a percentage of the insurance premiums he or she generated by our third party auto insurance aggregator site partners.

Our life insurance sales agents are typically organized into sales teams with a multilevel hierarchy, typically with five layers. A life insurance sales agent not only receives a commission for the insurance policies that he or she sells, but also a smaller commission for insurance policies sold by agents under his or her management.

Our sales agents, in-house sales representatives and claims adjustors are our most valuable asset and are instrumental in helping us build and maintain long-term relationships with our customers. Therefore, we place a strong emphasis on training our sales force. We provide trainings to both new sales agents and existing sales agents, on a monthly or quarterly basis, both offline and online, with a different emphasis. For newly sales agents, we offer orientation courses that are designed to familiarize them with corporate culture, insurance products, and sales skills. For the existing sales agents, we offer on-the-job training courses that aim to enhance their sales skills and knowledge of different insurance products. Training courses are also available on Lan Zhangui, which enable sales agents to attend the courses anytime anywhere.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares, as of March 31, 2019, by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our shares.

As of March 31, 2019, there were 1,392,391,084 ordinary shares outstanding, including 280,000,000 ordinary shares under the Company’s 521 plan which are subject to five-year lock-up period and will be deducted from the total ordinary shares used for calculating earnings per share as these shares are treated as treasury shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned(1) (2)
	Number	%
Directors and Executive Officers:
Chunlin Wang(3)	39,252,100	2.8%
Peng Ge(4)	48,562,260	3.5%
Yinan Hu(5)	199,739,310	14.3%
Stephen Markscheid	*	*
Allen Warren Lueth	*	*
Mengbo Yin	*	*
All Directors and Executive Officers as a Group	290,373,670	20.8%

Principal Shareholders:
Sea Synergy Limited(6)	189,689,110	13.6%
Fanhua Employees Holdings Limited(7)	200,000,000	14.4%

*	Less than 0.5% of our total outstanding ordinary shares.

†	Except for our independent directors, the business address of our directors and executive officers is c/o 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China.

(1)	The number of shares beneficially owned by each director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested.

(2)	Percentage of beneficial ownership of each director and executive officer is based on 1,392,391,084 ordinary shares outstanding as of March 31, 2019, and the number of ordinary shares underlying options held by such person that have vested.

(3)	Includes 39,252,100 ordinary shares held by Kingsford Resources Limited, or Kingsford Resources, which is 100% held by Better Rise Investments. Better Rise is 100% held by a family trust, of which Mr. Wang is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Better Rise Investments and Mr. Wang may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Kingsford Resources.

(4)	Includes 48,562,260 ordinary share held by Green Ease, which is 100% held by High Rank Investments Limited, or High Rank. High Rank was 100% held by a family trust, of which Mr. Ge is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank Investments and Mr. Ge may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Green Ease.

(5)	Includes (i) 10,041,200 ordinary shares in the form of ADSs directly held by Mr. Hu, and (ii) 189,698,110 ordinary shares of our company directly held by Sea Synergy Limited, or Sea Synergy. Sea Synergy is 100% held by a family trust, of which Mr. Hu is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Hu may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Sea Synergy.

(6)	Includes 189,698,110 ordinary shares of our company directly held by Sea Synergy. The registered address of Sea Synergy is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(7)	Includes 200,000,000 ordinary shares of our company held by Fanhua Employees Holdings Limited which holds the ordinary shares on behalf of certain employees and sales agents of the Issuer (“Participants”). An Employee Committee has been established for these Participants with respect to the voting and disposition of the ordinary shares so held. The Employee Committee has the power to direct vote of the ordinary shares held by Fanhua Employees Holdings Limited in a manner that is in the best interest of the Participants and for the disposition of such ordinary shares as directed by Participants. The registered address of Fanhua Employees Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, British Virgin Islands.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2019, J.P. Morgan Chase Bank, N.A., or J.P. Morgan, the depositary for our ADS program, is our only record holder in the United States, holding approximately 48.1% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Amounts Due from an Affiliate and its Subsidiaries

In August 2018, we advanced a short-term loan with a principal amount of RMB50.0 million to Shenzhen Baoying Factoring Co., Ltd., or Shenzhen Baoying, which was controlled by Puyi Inc, our affiliate. The amounts are unsecured, bearing interest at 8.5% per annum and are repayable after 6 months from the date of the agreement. As of December 31, 2018, the principal and interest of the loan have been received. Interest income from loan receivable from Shenzhen Baoying recognized in 2018 was RMB1.0 million (US$0.1million).

Shares Sold to Employee Companies and Subscription Receivables from Employee Companies in 2014

In November 2014, we entered into share purchase agreements with the 2014 Employee Companies, for the issuance of up to 100,000,000 ordinary shares of our company at US$0.27 per ordinary share or US$5.40 per ADS, and 50,000,000 ordinary shares at US$0.29 per ordinary share or US$5.80 per ADS. The sale of shares to the 2014 Employee Company was completed on December 17, 2014. In order to facilitate the purchase of shares by our employees as described above, we have granted a loan to Employee Companies, or 2014 Loan. The loan bore interest at a rate of 3.0% per annum and was repayable upon the sale of the shares by employees, termination of employment or within two years, whichever comes first. The interest rate was determined with reference to fair market prices and therefore no interest-related compensation expense was recorded. The repayment of the loan was further extended to June 2018. As of December 31, 2018, the 2014 Loan and the interests receivable have been fully repaid.

Purchase of Shares from a Principal Shareholder by Employee and Agent Stock Holding Companies and Subscription Receivables from Employees and Sales Agents

Pursuant to the Company’s 521 Plan, as of January 24, 2019, 14 million ADSs had been purchased by 521 Plan Employee Companies at the weighted average price of US$27.38 per ADS. The 521 Plan Employee Companies have been established to hold the shares and conduct share administration on behalf of the Participants. Of the 14 million ADSs, 7.5 million ADSs were purchased from Master Trend Limited on June 14, 2018, at US$29.0 per ADS, which was the average closing price of the 30 trading days prior to the approval by our Board on June 14, 2018. Master Trend Limited is an investment company controlled by Mr. Qiuping Lai, co-founder and former president of the Company who has retired from the Company in March 2016.

The remaining 6.5 million ADSs were purchased from the Company at $25.52 per ADS, which consisted of 1,423,774 ADSs of treasury shares previously repurchased by the Company on the open market under the 2018 Share Repurchase Program and new issuance of 101,524,520 ordinary shares (representing 5,076,226 ADSs) of the Company. The purchase and issuance prices were equivalent to the weighted average of the closing prices of the share repurchases under the 2018 Share Repurchase Program.

In order to facilitate the purchase of shares by the Participants, we have granted a loan amounting to RMB1.3 billion (US$191.8 million) to the Participants as of December 31, 2018. The loan bears interest at a rate of 8% per annum and is repayable by December 31, 2023 or upon the termination of employment or agent agreement, whichever comes first. The repayment of the loan and interests can be extended with mutual agreements upon maturity of the loan. Shares beneficially owned by the Participants under the 521 Development Plan and certain personal assets of the Participants including but not limited to salaries will be pledged to the Company to secure the payment of loans by the Participants.

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Share Incentives — 521 Plan” for additional information about the 521 Plan.

Purchase of Shares from a Principal Shareholder by Management

As part of the 521 Plan, on June 14, 2018, Mr. Chunlin Wang, chief executive officer and chairman of the Board of Fanhua, and Mr. Peng Ge, chief financial officer of Fanhua, agreed to purchase 800,000 ADSs and 200,000 ADSs, respectively, from Master Trend Limited at US$29.0 per ADS. The transactions were completed on October 10, 2018. The purchases were funded with their personal funds.

Revenues and Other Incomes from Affiliates

The Company charged affiliates interest income of RMB8.7 million and nil for loans receivable for the years ended December 31, 2017 and 2018, respectively. We invested in senior units of structure fund issued by CNFinance and received investment income of RMB0.6 million (US$0.1 million) during the year 2018.

Investment in Financial Products Offered by A Related Party

In 2018, one of subsidiaries purchased certain wealth management products offered by an online peer-to-peer (“P2P”) lending platform which is considered to be a related party as the legal representative of the company which operates the P2P platform is a relative to Mr. Yinan Hu, our co-founder and director. The wealth management products purchased on the platform by the subsidiary bear interests at 7.3% with a term of 90 days. As of December 31, 2018, the value of the outstanding wealth management products was RMB15.0 million (US$2.2 million) and no investment income has been recognized before maturity.

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Regulatory Proceedings

On September 7, 2018, Miao Long, individually and on behalf of an alleged class of similarly situated holders of our ADSs, filed a class action lawsuit in the United States District Court for the Southern District of New York against us and two of our executive officers. The complaint alleges that we made false and misleading statements regarding our business, operational and compliance policies. The complaint principally alleges that we engaged in improper business practices including irregular accounting, which were intended to benefit our insiders and overstated our financial assets and performance metrics. The complaint asserts claims under Section 10(b) of the Security Exchange Act of 1934, or the Exchange Act, and Rule 10b-5 thereunder and under Section 20(a) of the Exchange Act.

On January 2, 2019, the Court ordered a briefing schedule, providing that after the court’s entry of an order appointing a lead plaintiff under the Private Securities Litigation Reform Act, the lead plaintiff must either file a consolidated complaint or give notice of its intent not to do so (and therefore proceed on its initial complaint) by February 20, 2019. Our response to the operative complaint was due by April 1, 2019; the lead plaintiff’s opposition is due by May 1, 2019; and our reply is due by May 15, 2019.

In an order dated December 13, 2018, the Court appointed Miao Long as lead plaintiff and approved the selection of Pomerantz LLP as lead counsel.

On February 20, 2019, the lead plaintiff filed an amended complaint. We, as the only defendant that has been served so far, filed a motion to dismiss the amended compliant on April 1, 2019.

We believe we have meritorious defenses to the claims alleged and intend to defend against the lawsuit vigorously. However, there can be no assurance that we will prevail in any such litigation and any adverse outcome of this case could have a material adverse effect on our business or results of operations.

Except as disclosed above, we are currently not a party to any other material litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business. In addition, the CBIRC may make inquiries and conduct examinations concerning our compliance with PRC laws and regulations from time to time. These administrative proceedings have resulted in administrative sanctions, including fines in the range from RMB8,000 to RMB150,000 in 2018, which have not been material to us. While we cannot predict the outcome of any pending or future examination, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

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

On September 18, 2017, our board of directors modified the dividend policy to adopt a quarterly payment schedule in lieu of an annual dividend, with the dividend payout ratio of no less than 50% of net income attributable to the Company’s shareholders instead of no less than 30% under the annual dividend policy previously announced on April 20, 2017. The following table summarizes the quarterly dividend payments since the announcement of the quarterly dividend policy.

Declaration Date	Quarterly Dividend (Per Ordinary Share)(US$)	Quarterly Dividend (Per ADS)(US$)	Record Date	Payable Date
November 20, 2017	0.01	0.20	December 8, 2017	December 22, 2017
March 9, 2018	0.01	0.20	March 26, 2018	April 10, 2018
May 12, 2018	0.0125	0.25	June 4, 2018	June 11, 2018
August 18, 2018	0.0125	0.25	September 5, 2018	September 19, 2018
November 17, 2018	0.0125	0.25	December 5, 2018	December 20, 2018
March 18, 2019	0.0125	0.25	March 21, 2019	April 3, 2019

When we pay dividends, we pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, will be paid in U.S. dollars. Currently, we have no plan to repatriate the remaining undistributed earnings from our subsidiaries in China and we intend to retain all of our available funds held by subsidiaries in China and their future earnings to operate and expand our business.

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

Not applicable

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting or may be approved in writing by all of the shareholders entitled to vote at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including consolidating and dividing all or any of our share capital into shares of larger amount than our existing shares, and canceling any shares which have not been taken or agreed to be taken.

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

Under the new law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% or 5% PRC withholding tax, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place of business within China or if the dividends paid have no connection with the non-PRC investor’s establishment or place of business within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investor is also subject to a 10% or 5% PRC withholding tax if such gain is regarded as income derived from sources within China, unless such tax is eliminated or reduced under an applicable tax treaty.

If we were considered a PRC “resident enterprise,” it is possible that the dividends we pay with respect to our ADSs or ordinary shares, or the gain you may realize from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within China and be subject to the 10% or 5% PRC withholding tax.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report on Form 20-F, including the United States Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service (“IRS”) and other applicable authorities, all as of the date of this annual report on Form 20-F. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This summary does not discuss the so-called Medicare tax on net investment income, the “controlled foreign corporation rules” any United States federal non-income tax laws, including the United States federal estate, gift and alternative minimum tax laws, or the laws of any state, local or non-United States jurisdiction.

This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

●	banks and certain other financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	brokers or dealers in stocks and securities, or currencies;

●	persons who use or are required to use a mark-to-market method of accounting;

●	certain former citizens or residents of the United States subject to Section 877 of the Code;

●	entities subject to the United States anti-inversion rules;

●	tax-exempt organizations and entities;

●	persons subject to the alternative minimum tax provisions of the Code;

●	persons whose functional currency is other than the United States dollar;

●	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our voting power or value;

●	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

●	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities;

●	persons required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

●	persons that hold, directly, indirectly or by attribution, ADSs, ordinary shares or other ownership interests in us prior to our initial public offering.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnership holding our ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of investing in and holding our ADSs or ordinary shares.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes for our taxable year ending December 31, 2018. However, we believe we were a PFIC for 2017 and prior years. In addition, we believe that it is likely that one or more of our subsidiaries were also PFICs for such prior years. PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position.

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

The composition of our income and assets will be affected by the market price of our ADSs and how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Among other matters, if our market capitalization declines, we may be a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares (as we believe we were for 2017 and prior years), we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC as we did in 2018 and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election as we ceased to be a PFIC in 2018 if such an election is available to you.

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares (as we believe we were for 2017 and prior years), then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock” (as defined below). If you make a mark-to-market election for our ADSs or ordinary shares, you will include in gross income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed below under “—Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower capital gains rate applicable to qualified dividend income generally would not apply.

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

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. In light of our belief that we were a PFIC for 2017 and prior years, United States Holders are urged to consult their tax advisors regarding the availability of mark-to-market election, and whether making the election would be advisable in such United States Holder’s particular circumstances.

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

A United States Holder that holds our ADSs or ordinary shares in any year in which we are classified as a PFIC (as we believe we were for 2017 and prior years) will be required to file an annual report containing such information as the United States Treasury Department may require. You are strongly urged to consult your own tax advisor regarding the impact of our ceasing to be a PFIC for 2018 on your investment in our ADSs and ordinary shares, as well as the application of the PFIC rules to your investment in our ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

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

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year. We believe that we were a PFIC for our taxable years ended December 31, 2015, 2016 and 2017 and, as discussed above under “E. Taxation — Passive Foreign Investment Company,” we believe that we were not a PFIC for our taxable year ending December 31, 2018.

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

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

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

Disposition of the ADSs or Ordinary Shares

You will recognize gain or loss on a sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “E. Taxation — Passive Foreign Investment Company,” above, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual that has held the ADS or ordinary share for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

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

I. Subsidiary Information

For a list of our subsidiaries as of March 31, 2019, see Exhibit 8.1 to this annual report.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of December 31, 2018, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to the cash and cash equivalent denominated in U.S. dollars that we keep offshore for dividend payments. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$91.6 million and HK dollar-denominated financial assets amounting to HK$2.2 million as of December 31, 2018. A 10% appreciation of the RMB against the U.S. dollar and HK dollar would have resulted in a decrease of RMB63.2 million (US$9.2 million) in the value of our U.S. dollar-denominated and HK dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

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

● The depositary’s or its custodian’s compliance with applicable law, rule or regulation

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

Direct Payments

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the program. For the years ended December 31, 2017 and 2018, the depositary reimbursed US$0.2 million and US$1.7 million, respectively. For the years ended December 31, 2017 and 2018, 30% of the depositary reimbursement has been deducted as withholding income tax, respectively. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective, due to the material weakness in our internal control over financial reporting described below.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2018 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2018 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management is not permitted to conclude that the Company’s internal control over financial reporting is effective if there are one or more material weaknesses in the Company’s internal control over financing reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim consolidated financial statements would not be prevented or detected on a timely basis. Based on our assessment and those criteria, we have concluded that our internal controls over financial reporting were ineffective because of the identification of a material weakness. Specifically, management review controls designed to address risks associated with complex accounting matters that arise from significant non-routine transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP did not operate effectively. As a result, errors in the accounting for the Fanhua 521 Plan were identified after year end, but were corrected prior to the issuance of the consolidated financial statements. Management has identified corrective actions for the weakness and intends to implement procedures to address such weakness during the fiscal year 2019.

Management’s Remediation Plans and Actions

To remediate the material weakness described above in “Management’s Annual Report on Internal Control over Financial Reporting,” we plan to implement the plan and measures described below, and we will continue to evaluate and make in the future implement additional measures.

We will carry out the following remediation measures:

●	We plan to increase the level of relevant training in accounting and disclosure under the requirements of U.S. GAAP to our financial reporting department personnel

●

We will implement robust financial reporting and management reviews controls over future complex accounting matters that arise from significant non-routine transactions during the planning stage of these transaction, including the requirement for the reviewers to complete deep dive research of the relevant subject matters related to these transactions, and consult with competent external accounting specialists as needed

●	Set up a Financial Reporting & Disclosure Committee with regular meetings of no less than quarterly, which committee will be in charge of ensuring all operational, legal and financial information are timely collected for the purpose of accounting analysis, and will also oversee the effectiveness of management's reviews of the accounting analysis on significant non-routine transactions

We believe that we are taking the steps necessary for remediation of the material weakness identified above, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.

Report of the Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fanhua Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Fanhua Inc., its subsidiaries and its variable interest entities (the “Group”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements and related financial statement schedule as of and for the year ended December 31, 2018, of the Group and our report dated April 30, 2019, expressed an unqualified opinion and includes explanatory paragraphs relating to the translation of Renminbi amounts into United States dollars amounts on those financial statements, and relating to the financial statements of the Group's equity investment that were audited by other auditors

Basis for Opinion

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

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: Management review controls designed to address risks associated with complex accounting matters that arise from significant non-routine transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP did not operate effectively. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2018, of the Group, and this report does not affect our report on such financial statements.

/s/ Deloitte Touche Tohmatsu
Hong Kong
April 30, 2019

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

	For the Year Ended December 31,
	2017	2018
	(in thousands of US$)
Audit fees(1)	1,467.5	1,656.0
Audit-related fees(2)	60.0	120.0
Tax fees(3)	—	—
All other fees(4)	—	—

(1)	“Audit fees” meant the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of quarterly financial statements included in our reports on Form 6-K, services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” meant the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” meant the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in the other categories.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Purchases of Equity Securities by the Issuer

On August 28, 2018, our board of directors approved a share repurchase program, pursuant to which we were authorized to repurchase up to US$20 million of our ordinary shares represented by ADSs at a price of no more than US$29.0 per ADS by September 30, 2018 (“2018 Share Repurchase Program”). On August 29, 2018, our board of directors approved to expand the share repurchase program, pursuant to which we were authorized to repurchase up to 6.5 million ADSs at a price of US$29.0 per ADS by December 31, 2018. As of December 31, 2018, we had repurchased 1,423,774 ADSs, equivalent to 28,475,480 ordinary shares, for an aggregate price of approximately US$36.3 million on the open market, under the 2018 Share Repurchase Program.

On March 11, 2019, our board of directors approved a share repurchase program, pursuant to which we were authorized to repurchase up to US$200 million of our ordinary shares represented by ADSs by December 31, 2019. (“2019 Share Repurchase Program”). As of April 26, 2019, we had repurchased 1,003,107 ADSs, equivalent to 20,060,340 ordinary shares, for an aggregate price of approximately US$25.9 million on the open market, under the 2019 Share Repurchase Program.

Purchases of Equity Securities by Affiliated Purchases

●	On June 14, 2018, the Participants in our 521 plan agreed to purchase 7.5 million ADSs from Master Trend Limited, in a privately negotiated transaction, at a price of US$29.0 per ADS, which was the average closing price of the 30 trading days prior to the approval by the Board on June 14, 2018. The purchases were completed on October 10, 2018.

On January 24, 2019, the Participants purchased an additional of 6.5 million ADSs from the Company at $25.52 per ADS, which consisted of 1,423,774 ADSs of treasury shares previously repurchased by the Company on the open market under the 2018 Share Repurchase Program and new issuance of 101,524,520 ordinary shares (representing 5,076,226 ADSs) of the Company. The purchase and issuance prices were equivalent to the weighted average of the closing prices of the share repurchases under the 2018 Share Repurchase Program.

●	On October 10, 2018, Mr. Chunlin Wang, chief executive officer and chairman of our board of directors, and Mr. Peng Ge, our chief financial officer of Fanhua, completed the purchase of 800,000 ADSs and 200,000 ADSs, respectively, from Master Trend at US$29.0 per ADS, the average closing price of the 30 trading days prior to the approval by the Board on June 14, 2018. The purchases were funded with their personal funds.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

NASDAQ Stock Market Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We followed home country practice with respect to annual meetings and did not hold an annual meeting of shareholders from 2009 to 2015 and from 2017 to 2018. However, we held an extraordinary general meeting on December 6, 2016 and obtained requisite shareholders’ approval to change the Company name from “CNinsure Inc.” to “Fanhua Inc.”. We may hold annual or extraordinary shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

On August 29, 2018, we obtained approvals from the board of directors to resell 28,475,480 ordinary shares, representing 1,423,774 ADS of treasury stocks and newly issue and sell 101,524,520 ordinary shares representing 5,076,226 ADSs to participants in our 521 plan consisting of our key employees and entrepreneurial team leaders, at $25.52 per ADS, or the weighted average of the closing prices of the share repurchases under the 2018 Share Repurchase Program. The transactions were completed on January 24, 2019. Pursuant to the NASDAQ Stock Market Rule 5635(c), shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for a few situations stated thereunder. Maples and Calder (Hong Kong) LLP, our Cayman Island counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the issuance of securities in the circumstances set out in NASDAQ Stock Market Rule 5635(c). We follow home country practice accordingly.

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

Item 18. Financial Statements

The consolidated financial statements of Fanhua Inc., its subsidiaries and variable interest entities are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333-146605), as adopted by special resolution dated December 6, 2016, initially filed with the Commission on October 10, 2007)

1.2	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 18, 2008 (incorporated by reference to Exhibit 99.2 of our report on Form 6-K furnished to the Commission on December 22, 2008)

1.3	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 6, 2016 (incorporated by reference to Exhibit 1.3 of our annual report on Form 20-F initially filed with the Commission on April 19, 2017)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts, as amended and restated (incorporated by reference to Exhibit 99.(a) of our F-6 registration statement (File No. 333-146765), filed with the Commission on November 28, 2017

4.1	2007 Share Incentive Plan (as amended and restated effective December 18, 2008) (incorporated by reference to Exhibit 99.3 of our report on Form 6-K furnished to the Commission on December 22, 2008)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.3	Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F filed with the Commission on May 15, 2009)

4.5	Share Purchase Agreement dated November 27, 2014, between Rosyedge Limited and CNinsure Inc. (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F filed with the Commission on April 24, 2015)

4.6	Share Purchase Agreement dated November 27, 2014, between Ojeda Limited and CNinsure Inc. (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F filed with the Commission on April 24, 2015)

Exhibit Number	Description of Document
4.7	Share Purchase Agreement dated December 12, 2014, between Colour Step Limited and CNinsure Inc. (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F filed with the Commission on April 24, 2015)

4.8	Loan Agreement between the Company and Rosyedge Limited, Ojeda Limited and Colour Step Limited dated December 17, 2015 regarding the Share Purchase Agreements in November 27, 2014 and December 12, 2014. (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F filed with the Commission on April 24, 2015)

4.9	Share Purchase Agreement dated September 30, 2017, amongst Beijing Cheche Technology Co., Ltd., Fanhua Insurance Sales Services Group Company Limited and Fanhua Times Insurance Sales & Services Co. Ltd. (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F filed with the Commission on April 20, 2018)

4.10	Share Purchase Agreement dated September 30, 2017, between Fanhua Times Insurance Sales & Services Co. Ltd. and Fanhua Insurance Sales Services Group Company Limited. (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F filed with the Commission on April 20, 2018)

4.11*	Share Purchase Agreement dated June 14, 2018, between Joy Magnificent Limited (later renamed as Fanhua Employee Holdings Limited) and Master Trend Limited

4.12*	Share Purchase Agreement dated January 20, 2019, between Fanhua Inc. and Fanhua Employees Holding Limited

4.13*	Share Purchase Agreement dated January 20, 2019, between Fanhua Inc. and Treasure Chariot Limited

4.14*	Share Purchase Agreement dated January 20, 2019, between Fanhua Inc. and Step Tall Limited

4.15*

English Translation of Form of Loan Agreement among various employees of the Company, CISG Holdings Ltd., and Fanhua Employees Holdings Limited signed on various dates from July 1, 2018 to January 10, 2019

4.16*	English Translation of Form of Loan Agreement among various entrepreneurial agent team leaders, CISG Holdings Ltd, and Fanhua Employees Holdings Limited, Treasure Chariot Limited, or Step Tall Limited. signed on various dates from July 1, 2018 to January 10, 2019

4.17*	English Translation of Form of Entrusted Share Purchase Agreement between various employees of the Company and Fanhua Employees Holdings Limited signed on various dates from July 12018 and January 10, 2019

4.18*	English Translation of Form of Entrusted Share Purchase Agreement between various entrepreneurial agent team leaders of the Company and Fanhua Employees Holdings Limited, Treasure Chariot Limited, or Step Tall Limited signed on various dates from July 1, 2018 to January 10, 2019

Exhibit Number	Description of Document
4.19*	English Translation of Form of Supplementary Loan Agreement, dated January 10, 2019, between various entrepreneurial team leaders and Fanhua Employees Holdings Limited, Treasure Chariot Limited, or Step Tall Limited

4.20*

English Translation of Form of Supplementary Entrusted Share Purchase Agreement, dated January 10, 2019, between various entrepreneurial team leaders and Fanhua Employees Holdings Limited, Treasure Chariot Limited, or Step Tall Limited

4.21*	English Translation of Form of Supplementary Loan Agreement, dated January 10, 2019, between various employees of the Company and Fanhua Employees Holdings Limited

4.22*	English Translation of Form of Supplementary Entrusted Share Purchase Agreement, dated January 10, 2019, between various employees of the Company and Fanhua Employees Holdings Limited

4.23*	English Translation of Letter of Undertaking, dated December 12, 2018, issued by each sole shareholder and director of 521 Plan Employee Companies

8.1*	Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Global Law Office

15.3*	Consent of Deloitte Touche Tohmatsu

15.4*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm of CNFinance Holdings Limited.

15.5*	Financial information from CNFinance Holdings Limited for the year ended December 31, 2018, prepared in accordance with U.S. Generally Accepted Accounting Principles:

	(i)	Consolidated Balance Sheets as of December 31, 2017 and 2018;
	(ii)	Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2016, 2017 and 2018;
	(iii)	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2016, 2017 and 2018;
	(iv)	Consolidated Statements of Cash Flows for the Years Ended December 31, 2016, 2017 and 2018; and
	(v)	Notes to the Consolidated Financial Statements. (incorporated by reference to the end of the annual report on Form 20-F of CNfinance filed with the Commission on April 25, 2019)

101*	Financial information from Registrant for the year ended December 31, 2018 formatted in eXtensible Business Reporting Language (XBRL):

	(i)	Consolidated Balance Sheets as of December 31, 2017 and 2018;
	(ii)	Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2016, 2017 and 2018;
	(iii)	Consolidated Statements of Shareholder’s Equity for the Years Ended December 31, 2016, 2017 and 2018;
	(iv)	Consolidated Statements of Cash Flows for the Years Ended December 31, 2016, 2017 and 2018;
	(v)	Notes to Consolidated Financial Statements; and
	(vi)	Schedule 1 — Condensed Financial Statements of Fanhua Inc.

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FANHUA INC.

By:	/s/ Chunlin Wang
Name: Chunlin Wang
Title: Chief Executive Officer

Date: April 30, 2019

FANHUA INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fanhua Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fanhua Inc. (the “Company”), its subsidiaries and its variable interest entities (the “Group”) as of December 31, 2017 and 2018, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2018, the related notes and schedule 1 (collectively referred to as the “financial statements”). In our opinion, based on our audits and the report of the other auditor, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(w) to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

We did not audit the financial statements of CNFinance Holdings Limited, or CNFinance, the Group’s investment in which is accounted for by use of the equity method. The accompanying financial statements of the Group include its equity investment in CNFinance of RMB405 million and RMB576 million as of December 31, 2017 and 2018, respectively, and its equity earnings in CNFinance of RMB49 million, RMB109 million, and RMB173 million for the years ended December 31, 2016, 2017, and 2018, respectively. Those statements were audited by other auditors whose report (which included an explanatory paragraph concerning completion of a reorganization) has been furnished to us, and our opinion, insofar as it relates to the amounts included for CNFinance, is based solely on the report of the other auditors.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2019, expressed an adverse opinion on the Group’s internal control over financial reporting because of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits the report of the other auditors provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu
Hong Kong
April 30, 2019

We have served as the Group’s auditor since 2007.

FANHUA INC.

Consolidated Statements of Financial Position
(In thousands, except for shares and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	363,746	772,823	112,403
Restricted cash	75,287	75,343	10,958
Short term investments (Note 2(d))	2,498,730	1,554,060	226,029
Accounts receivable, net of allowance for doubtful accounts of RMB20,198 and RMB21,241 (US$3,089) as of December 31, 2017 and 2018, respectively (Note 2(e))	515,194	508,474	73,955
Insurance premium receivables	4,325	5,267	766
Other receivables, net (Note 4)	631,381	86,150	12,530
Other current assets	43,864	58,990	8,580
Total current assets	4,132,527	3,061,107	445,221

Non-current assets:
Property, plant, and equipment, net (Note 5)	26,075	37,934	5,517
Goodwill, net (Note 6)	109,869	109,869	15,980
Intangible assets, net (Note 2(g))	17,210	1,264	184
Deferred tax assets (Note 11)	2,091	9,320	1,356
Investments in affiliates (Note 7)	404,783	587,517	85,451
Other non-current assets (Note 2(j))	45,187	59,600	8,668
Total non-current assets	605,215	805,504	117,156
Total assets	4,737,742	3,866,611	562,377

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable	203,024	332,685	48,387
Insurance premium payables	9,553	15,248	2,218
Other payables and accrued expenses (Including refundable share rights deposits of the consolidated VIE of RMB8,184 as of December 31, 2018) (Note 9)	241,894	254,824	37,063
Accrued payroll	77,424	97,637	14,201
Income taxes payable	129,965	205,189	29,844
Total current liabilities	661,860	905,583	131,713

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Financial Position — (Continued)

(In thousands, except for shares and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities (Note 11)	70,350	70,350	10,232
Deferred tax liabilities (Note 11)	17,139	5,624	818
Refundable share rights deposits (Including refundable share rights deposits of the consolidated VIE of RMB138,328 as of December 31, 2018) (Note 18)	—	138,328	20,119
Total non-current liabilities	87,489	214,302	31,169
Total liabilities	749,349	1,119,885	162,882

Commitments and contingencies (Note 16)

Equity:
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 1,300,191,084 and 1,273,475,604 as of December 31, 2017 and 2018, respectively) (Note 12)	9,571	9,583	1,394
Treasury stock (Note 19)	—	(1,156)	(168)
Additional paid-in capital	2,429,559	437,176	63,584
Statutory reserves (Note 14)	311,038	480,881	69,941
Retained earnings	1,468,708	1,799,989	261,798
Accumulated other comprehensive loss	(93,108)	(93,290)	(13,568)
Subscription receivables (Note 2(m))	(248,717)	—	—
Total shareholders’ equity	3,877,051	2,633,183	382,981
Noncontrolling interests	111,342	113,543	16,514
Total equity	3,988,393	2,746,726	399,495
Total liabilities and shareholders’ equity	4,737,742	3,866,611	562,377

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net revenues:
Agency	3,746,471	3,780,217	3,143,873	457,257
Life insurance business	990,541	2,424,444	2,870,776	417,537
P&C insurance business	2,755,930	1,355,773	273,097	39,720
Claims adjusting	336,413	308,256	327,390	47,617
Total net revenues	4,082,884	4,088,473	3,471,263	504,874
Operating costs and expenses:
Agency	(2,906,791)	(2,864,882)	(2,151,856)	(312,975)
Life insurance business	(673,230)	(1,636,340)	(1,943,053)	(282,606)
P&C insurance business	(2,233,561)	(1,228,542)	(208,803)	(30,369)
Claims adjusting	(199,810)	(194,525)	(194,159)	(28,239)
Total operating costs	(3,106,601)	(3,059,407)	(2,346,015)	(341,214)
Selling expenses	(502,802)	(221,785)	(231,075)	(33,608)
General and administrative expenses	(481,947)	(534,145)	(468,430)	(68,130)
Total operating costs and expenses	(4,091,350)	(3,815,337)	(3,045,520)	(442,952)
Income (loss) from operations	(8,466)	273,136	425,743	61,922
Other income, net:
Investment income	115,275	191,784	195,456	28,428
Interest income	6,901	25,891	34,207	4,975
Others, net	10,341	14,284	11,807	1,717
Income from continuing operations before income taxes, share of income of affiliates and discontinued operations	124,051	505,095	667,213	97,042
Income tax expense	(27,249)	(167,803)	(224,586)	(32,665)
Share of income of affiliates	48,293	108,944	174,468	25,375
Net income from continuing operations	145,095	446,236	617,095	89,752
Net income from discontinued operations, net of tax (Note 2(x) & Note 3)	22,543	5,480	—	—
Net income	167,638	451,716	617,095	89,752
Less: net income attributable to the noncontrolling interests	10,591	2,488	7,180	1,044
Net income attributable to the Company’s shareholders	157,047	449,228	609,915	88,708

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Income and Comprehensive Income — (Continued)
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net income per share:

Basic:
Net income from continuing operations	0.12	0.36	0.49	0.07
Net income from discontinued operations	0.02	0.00	0.00	0.00
Net income	0.14	0.36	0.49	0.07
Diluted:
Net income from continuing operations	0.11	0.36	0.49	0.07
Net income from discontinued operations	0.02	0.00	0.00	0.00
Net income	0.13	0.36	0.49	0.07

Net income per American Depositary Shares (“ADS”):

Basic:
Net income from continuing operations	2.32	7.20	9.84	1.43
Net income from discontinued operations	0.39	0.09	0.00	0.00
Net income	2.71	7.29	9.84	1.43
Diluted:
Net income from continuing operations	2.23	7.20	9.83	1.43
Net income from discontinued operations	0.37	0.09	0.00	0.00
Net income	2.60	7.29	9.83	1.43
Shares used in calculating net income per share:
Basic:	1,160,592,325	1,231,698,725	1,239,264,464	1,239,264,464
Diluted	1,208,821,796	1,261,223,049	1,240,854,034	1,240,854,034

Net income	167,638	451,716	617,095	89,752
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	2,177	(10,664)	(10,194)	(1,483)
Changes in fair value of short term investments	632	(632)	—	—
Share of other comprehensive gain (loss) of affiliates	(37,911)	1,263	(1,763)	(256)
Total Comprehensive income	132,536	441,683	605,138	88,013
Less: Comprehensive income attributable to the noncontrolling interests	10,591	2,488	7,180	1,044
Comprehensive income attributable to the Company’s shareholders	121,945	439,195	597,958	86,969

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Shareholders’ Equity
(In thousands, except for shares and per share data)

	Share Capital		Additional	Treasury Stock				Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	Retained Earnings	Comprehensive loss	Subscription Receivables	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	1,155,059,526	8,592	2,454,244	—	—	302,115	871,356	(50,048)	(268,829)	116,139	3,433,569
Net income	—	—	—	—	—	—	157,047	—	—	10,591	167,638
Foreign currency translation	—	—	—	—	—	—	—	21,483	(19,306)	—	2,177
Exercise of share options	2,597,400	17	1,127	—	—	—	—	—	—	—	1,144
Share-based compensation	—	—	4,937	—	—	—	—	—	—	—	4,937
Provision for statutory reserves	—	—	—	—	—	9,909	(9,909)	—	—	—	—
Acquisition of additional interests in a subsidiary	7,416,000	49	(174,779)	—	—	—	—	—	—	(4,493)	(179,223)
Disposal of subsidiaries	—	—	16,126	—	—	(434)	434	—	—	(4,995)	11,131
Changes in fair value of short term investments	—	—	—	—	—	—	—	632	—	—	632
Share of other comprehensive loss of affiliates	—	—	—	—	—	—	—	(37,911)	—	—	(37,911)
Balance as of December 31, 2016	1,165,072,926	8,658	2,301,655	—	—	311,590	1,018,928	(65,844)	(288,135)	117,242	3,404,094
Net income	—	—	—	—	—	—	449,228	—	—	2,488	451,716
Foreign currency translation	—	—	—	—	—	—	—	(27,895)	17,231	—	(10,664)
Exercise of share options	69,118,158	458	64,488	—	—	—	—	—	—	—	64,946
Provision for statutory reserves	—	—	—	—	—	30,658	(30,658)	—	—	—	—
Private placement	66,000,000	455	200,632	—	—	—	—	—	—	—	201,087
Subscription receipt	—	—	—	—	—	—	—	—	22,187	—	22,187
Distribution of dividend	—	—	(137,216)	—	—	—	—	—	—	—	(137,216)
Disposal of subsidiaries	—	—	—	—	—	(31,210)	31,210	—	—	(8,388)	(8,388)
Changes in fair value of short term investments	—	—	—	—	—	—	—	(632)	—	—	(632)
Share of other comprehensive gain of affiliates	—	—	—	—	—	—	—	1,263	—	—	1,263
Balance as of December 31, 2017	1,300,191,084	9,571	2,429,559	—	—	311,038	1,468,708	(93,108)	(248,717)	111,342	3,988,393

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Shareholders’ Equity — (Continued)
(In thousands, except for shares and per share data)

	Share Capital		Additional	Treasury Stock				Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	Retained Earnings	Comprehensive loss	Subscription Receivables	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income	—	—	—	—	—	—	609,915	—	—	7,180	617,095
Foreign currency translation	—	—	—	—	—	—	—	1,581	(11,775)	—	(10,194)
Exercise of share options	1,760,000	12	3,274	—	—	—	—	—	—	—	3,286
Repurchase of ordinary shares from shareholder (Note 12)	—	—	(1,464,163)	150,000,000	(960)	—	—	—	—	—	(1,465,123)
Repurchase of ordinary shares from open market (Note 19)	—	—	(251,024)	28,475,480	(196)	—	—	—	—	—	(251,220)
Provision for statutory reserves	—	—	—	—	—	169,843	(169,843)	—	—	—	—
Subscription receipt	—	—	—	—	—	—	—	—	260,492	—	260,492
Distribution of dividend	—	—	(280,470)	—	—	—	(108,791)	—	—	(4,979)	(394,240)
Share of other comprehensive gain of affiliates	—	—	—	—	—	—	—	(1,763)	—	—	(1,763)
Balance as of December 31, 2018	1,301,951,084	9,583	437,176	178,475,480	(1,156)	480,881	1,799,989	(93,290)	—	113,543	2,746,726
Balance as of December 31, 2018 in US$	1,301,951,084	1,394	63,584	178,475,480	(168)	69,941	261,798	(13,568)	—	16,514	399,495

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	167,638	451,716	617,095	89,752
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	13,492	14,099	10,833	1,576
Amortization of intangible assets	20,232	33,177	15,946	2,319
Allowance for doubtful accounts	2,381	11,328	6,791	988
Compensation expenses associated with stock options	4,937	—	—	—
Loss (gain) on disposal of property, plant and equipment	115	(104)	(133)	(19)
Investment income	(80,599)	(177,862)	(156,047)	(22,696)
Gain on disposal of subsidiaries	(3,082)	(2,009)	—	—
Share of income of affiliates	(48,293)	(108,944)	(174,468)	(25,375)
Deferred taxes	(14,736)	9,512	(18,744)	(2,726)
Changes in operating assets and liabilities:
Accounts receivable	(271,275)	(140,712)	(70)	(10)
Insurance premium receivables	1,339	(4,603)	(942)	(137)
Other receivables	(6,395)	(207,162)	(7,272)	(1,058)
Amounts due from related parties	3,727	(8,714)	—	—
Other current assets	(15,074)	(5,962)	(15,126)	(2,200)
Other non-current assets	—	—	(6,291)	(915)
Accounts payable	127,015	139,528	129,661	18,858
Insurance premium payables	304	7,165	5,695	828
Other payables and accrued expenses	142,720	22,901	21,462	3,122
Accrued payroll	11,446	41,472	20,213	2,940
Income taxes payable	29,530	69,729	75,224	10,940
Dividend received	—	10,000	—	—
Other tax liabilities	2,424	(2,428)	—	—
Net cash generated from operating activities	87,846	152,127	523,827	76,187
Cash flows used in investing activities:
Purchase of short term investments	(9,515,500)	(11,055,424)	(11,380,198)	(1,655,181)
Proceeds from disposal of short term investments	8,825,355	11,531,556	12,488,495	1,816,376
Purchase of property, plant and equipment	(11,885)	(20,899)	(22,765)	(3,311)
Purchase of intangible asset	(60,000)	—	—	—
Proceeds from disposal of property and equipment	48	156	203	30

FANHUA INC.

Consolidated Statements of Cash Flows — (Continued)

(In thousands)

	Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Disposal of subsidiaries, net of cash disposed of RMB1,336, RMB94,677 and RMB 576 (US$84) in 2016, 2017 and 2018, respectively	29,376	(20,564)	—	—
Increase in other receivables	—	(500,000)	—	—
Decrease in other receivables	—	—	500,000	72,722
Additions in investments in non-current assets	—	—	(18,150)	(2,640)
Increase in amounts due from related parties	—	—	(50,000)	(7,272)
Decrease in amounts due from related parties	—	41,452	50,000	7,272
Net cash (used in) generated from investing activities	(732,606)	(23,723)	1,567,585	227,996
Cash flows from financing activities:
Acquisition of additional interests in subsidiaries	(213,534)	—	—	—
Payment for deferred consideration of acquisition of a subsidiary	(4,185)	—	—	—
Repayment of advances from a disposed subsidiary	—	(103,446)	—	—
Proceeds of employee subscriptions	—	22,187	211,054	30,697
Proceeds of issuance of ordinary shares upon private placement	—	201,087	—	—
Dividends paid	—	(137,216)	(326,725)	(47,521)
Dividend distributed to noncontrolling interest	—	—	(4,979)	(724)
Proceeds on exercise of stock options	1,144	64,946	3,286	478
Repurchase of ordinary shares from open market	—	—	(251,220)	(36,538)
Repurchase of ordinary shares from a shareholder	—	—	(1,318,611)	(191,784)
Proceed related to disposal of Fanhua Times Sales & Services Co., Ltd and its subsidiaries	—	—	22,689	3,300
Net cash (used in) generated from financing activities	(216,575)	47,558	(1,664,506)	(242,092)
Net (decrease) increase in cash and cash equivalents, and restricted cash	(861,335)	175,962	426,906	62,091
Cash and cash equivalents and restricted cash at beginning of year	1,132,851	273,979	439,033	63,855
Effect of exchange rate changes on cash and cash equivalents	2,463	(10,908)	(17,773)	(2,585)
Cash and cash equivalents and restricted cash at end of year	273,979	439,033	848,166	123,361
Reconciliation in amounts on the consolidated Financial position:
Cash and cash equivalents at end of year, excluding held for sale	236,952	363,746	772,823	112,403
Restricted cash at end of year, excluding held for sale	31,996	75,287	75,343	10,958
Cash and cash equivalents at end of year, held for sale	3,290	—	—	—
Restricted cash at end of year, held for sale	1,741	—	—	—
Total of cash and cash equivalents and restricted cash at the end of the year	273,979	439,033	848,166	123,361

FANHUA INC.

Consolidated Statements of Cash Flows — (Continued)

(In thousands)

	Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Supplemental disclosure of cash flow information:
Income taxes paid	4,133	103,155	109,863	15,979
Supplemental disclosure of non-cash operating activity:
Interest repayment	—	—	5,557	808
Supplemental disclosure of non-cash investing activities:
Acquisition of additional interest in subsidiaries	19,551	—	—	—
Disposal of subsidiaries	—	46,582	10,638	1,547
Other receivable and other non-current asset related to disposal of entities	—	64,152	—	—
Supplemental disclosure of non-cash financing activities:
Dividends offset against proceeds of employee subscriptions (Note 2(m))	—	—	49,438	7,190
Dividends paid	—	—	(62,536)	(9,095)
10% consideration related to repurchase of ordinary shares from a shareholder (Note 8)	—	—	146,512	21,309

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(1)	Organization and Description of Business

Fanhua Inc. (the “Company”) (formally known as “CNinsure Inc.”) was incorporated in the Cayman Islands on April 10, 2007 and listed on the Nasdaq on October 31, 2007. The Company, its subsidiaries and its variable interest entities (the “VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in the provision of agency services and insurance claims adjusting services in the People’s Republic of China (the “PRC”).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation and Consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company, all its subsidiaries and those VIEs of which the Company is the primary beneficiary from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation. In addition, the Group consolidates VIEs of which it is deemed to be the primary beneficiary and absorbs all of the expected losses and residual returns of the entity. See note 8 for detail.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. The Company’s management based their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements included valuation of goodwill, allowance for doubtful receivables, convertible loan receivables valuation assessment, equity-method investment impairment assessment and the valuation of non-controlling interests of the subsidiaries at acquisition dates. Actual results could differ from those estimates.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.

In its capacity as an insurance agent, the Group collects premiums from certain insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in the consolidated statements of financial position, “premiums” are receivables from the insureds of RMB9,553 and RMB3,823 as of December 31, 2017 and 2018, respectively. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term, and reports such amounts as restricted cash in the consolidated statements of financial position. Also, restricted cash balance includes guarantee deposits required by China Insurance Regulatory Commission (“CIRC”) in order to protect insurance premium appropriation by insurance agency and the entrustment deposit received from the members of eHuzhu, an online mutual aid platform operated by the Group. The restricted cash balance were RMB65,734 and RMB71,520 as of December 31, 2017 and 2018, respectively.

(d)	Short Term Investments

Short term investments are mainly available-for-sale investments in debt securities that do not have a quoted market price in an active market. Except for short term investments on private funds, the majority of the investments are measured at costs which approximate their fair values in the consolidated statements of financial position. The Group benchmark the costs of other investments against fair values of comparable investments and reference to product valuation reports as of the balance sheet date, and categorize all fair value measures of short term investments as level 2 of the fair value hierarchy. Private funds are measured at fair value. No impairment loss on short term investments was identified for each of the years ended December 31, 2016, 2017 and 2018.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

The short term investments balance were RMB2,498,730 and RMB1,554,060 as of December 31, 2017 and 2018, respectively. The decline was primarily due to a decrease of cash reserve as a result of cash dividend and share buyback executed in 2018 and loans related to the Company’s 521 development plan.

(e)	Accounts Receivable and Insurance Premium Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable represent fees receivable on agency and claims adjusting services primarily from insurance companies. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable balance. The Group determines the allowance based on historical write-off experience. The Group reviews its allowance for doubtful accounts regularly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability.

Accounts receivable, net is analyzed as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Accounts receivable	535,392	529,715
Allowance for doubtful accounts	(20,198)	(21,241)
Accounts receivable, net	515,194	508,474

The following table summarizes the movement of the Group’s allowance for doubtful accounts for accounts receivables:

	2016	2017	2018
	RMB	RMB	RMB
Balance at the beginning of the year	13,246	16,792	20,198
Provision for doubtful accounts	3,700	14,052	6,791
Write-offs	(154)	(10,646)	(5,748)
Balance at the end of the year	16,792	20,198	21,241

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

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation recognized in the consolidated statements of income and comprehensive income:

	2016	2017	2018
	RMB	RMB	RMB
Operating costs	185	43	232
Selling expenses	1,590	2,775	4,769
General and administrative expenses	11,717	11,281	5,832
Depreciation for the year	13,492	14,099	10,833

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(g)	Goodwill and Other Intangible Assets

Goodwill and amortization of intangible assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired in a business combination. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group operated in two reporting units for the year ended December 31, 2018. The goodwill impairment review is a two-step process. Step 1 consists of a comparison of the fair value of a reporting unit with its carrying amount. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, step 2 requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded equal to the excess of the carrying amount over the implied fair value.

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

In 2017 and 2018, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value which is the step one of the two-step impairment test. The fair value of all reporting units was estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step 2 of the two-step goodwill impairment test was unnecessary. The management concluded that goodwill was not impaired as of December 31, 2017 and 2018.

Identifiable intangibles assets are required to be determined separately from goodwill based on their fair values. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. Intangible assets with a finite economic life are carried at cost less accumulated amortization. Amortization for identifiable intangible assets categorized as customer relationships are computed using the accelerated method, while amortization for other identifiable intangible assets are computed using the straight-line method over the intangible assets’ economic lives. Intangible assets with indefinite economic lives are not amortized but carried at cost less any subsequent accumulated impairment losses. If an intangible asset that is not being amortized is subsequently determined to have a finite economic life, it will be tested for impairment and then amortized prospectively over its estimated remaining economic life and accounted for in the same manner as other intangible assets that are subject to amortization. Intangible assets with indefinite economic lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Separately identifiable intangible assets consist of brand names, trade names, customer relationships, non-compete agreements, agency agreement and licenses, and software and systems.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

The intangible assets, net consisted of the following:

		As of December 31, 2017
	Useful life (Years)	Cost	Accumulated amortization	Accumulated Impairment loss	Net carrying values
		RMB	RMB	RMB	RMB
Brand name	Indefinite	16,404	—	(16,404)	—
Trade name	9.4 to 10	8,898	(6,688)	—	2,210
Customer relationship	4.6 to 9.8	48,306	(45,353)	(2,953)	—
Non-compete agreement	3 to 6.25	50,925	(21,410)	(29,515)	—
Agency agreement and license	4.6 to 9.8	14,535	(14,458)	(77)	—
Software and system	2 to 10	65,680	(50,680)	—	15,000
		204,748	(138,589)	(48,949)	17,210

		As of December 31, 2018
	Useful life (Years)	Cost	Accumulated amortization	Accumulated Impairment loss	Net carrying values
		RMB	RMB	RMB	RMB
Brand name	Indefinite	16,404	—	(16,404)	—
Trade name	9.4 to 10	8,898	(7,634)	—	1,264
Customer relationship	4.6 to 9.8	48,306	(45,353)	(2,953)	—
Non-compete agreement	3 to 6.25	50,925	(21,410)	(29,515)	—
Agency agreement and license	4.6 to 9.8	14,535	(14,458)	(77)	—
Software and system	2 to 10	65,680	(65,680)	—	—
		204,748	(154,535)	(48,949)	1,264

Aggregate amortization expenses for intangible assets were RMB20,232, RMB33,177 and RMB15,946 for the years ended December 31, 2016, 2017 and 2018, respectively.

Impairment of intangible assets with definite lives

The Group evaluates the recoverability of identifiable intangible assets with determinable useful lives whenever events or changes in circumstances indicate that these assets’ carrying amounts may not be recoverable. The Group measures the carrying amount of identifiable intangible assets with determinable useful lives against the estimated undiscounted future cash flows associated with each asset. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2016, 2017 and 2018, the Group recognized no impairment losses on identifiable intangible assets with determinable useful lives.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

Impairment of indefinite-lived intangible assets

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quote from a third party, if any. During the years ended December 31, 2016, 2017 and 2018, the Group recognized no impairment losses on its indefinite-lived intangible assets.

The estimated amortization expenses for the next five years are: RMB942 in 2019, RMB278 in 2020, RMB44 in 2021, nil in 2022 and nil in 2023.

(h)	Other Receivables and Other Current Assets

Other receivables and other current assets mainly consist of loans and amounts due from third parties, advances, deposits, interest receivables, value-added tax recoverable and prepaid expenses. See Note 4 for details.

(i)	Investment in Affiliates

The Group uses the equity method of accounting for investments in which the Group has the ability to exercise significant influence, but does not have a controlling interest.

The Group continually reviews its investment in equity investees to determine whether a decline in fair value to an amount below the carrying value is other-than temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

(j)	Other Non-current Assets

Other non-current assets mainly represent investments in equity security of certain private companies which the Group exert no significant influence and the convertible loan receivable of Beijing Cheche Technology Co., Ltd. (“Cheche”). See note 2(t) for details.

As a result of adoption of “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”) in January 1, 2018, equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost less impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to January 1, 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than temporary impairment. No other-than-temporary impairment charge was incurred in the years ended December 31, 2016 and 2017. No qualifying observable price changes were noted in the year ended December 31, 2018, and the adoption of ASU 2016-01 had no material impact on the Company’s consolidated financial statements.

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

The Group entered into share purchase agreements with companies established on behalf of its employees (the “Employee Company”) for the issuance of 100,000,000 ordinary shares at US$0.27 per ordinary share and 50,000,000 ordinary shares at US$0.29 per ordinary share in 2014. The issue prices are the average closing prices for the 20 trading days prior to the board approval dates of such subscriptions. The sale of shares to the Employee Company was completed on December 17, 2014.

In order to facilitate the purchase of shares by employees as described above, the Group has granted a loan to the Employee Company. The loan bears interest at a rate of 3.0% per annum and is repayable upon the sale of the shares by employees, termination of employment or within two years, whichever comes first. Please refer to Note 12 for details. The interest rate was determined with reference to fair market prices and therefore no interest-related compensation expense was recorded. Upon the expiry of the loan agreement on December 17, 2016, the repayment maturity of the loan was further extended to June 2018 and the loan continues to bear interest at a rate of 3.0% per annum.

According to FASB ASC 505-10-45, the loan is recorded as a separate line of deduction from equity in the Group’s consolidated statements of financial position as of December 31, 2017 and 2018. Interest income accruing from the loan is recognized as non-operating income. During the year 2018, the principal in the amount of RMB260,492 and interests in the amount of RMB29,224 had been settled while RMB49,438 of principal and RMB5,557 of interest were offset by the Company’s dividend contributions. As of December 31, 2018, the principal and interest of the loans have been collected.

(n)	Treasury shares

Treasury shares represent ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stocks. See Note 19 (b) for details.

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

All forms of share-based payments to employees and nonemployees, including stock options and stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of income and comprehensive income. The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal to the portion of the grant-date value of the award that is vested at that date. For awards with both service and performance conditions, if each tranche has an independent performance condition for a specified period of service, the Group recognizes the compensation cost of each tranche as a separate award on a straight-line basis; if each tranche has performance conditions that are dependent of activities that occur in the prior service periods, the Group recognizes the compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. No compensation cost is recognized for instruments that employees and nonemployees forfeit because a service condition or a performance condition is not satisfied.

Employee share-based compensation

Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. If an award requires satisfaction of one or more performance or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, while no compensation cost is recognized if the requisite service is not rendered.

Nonemployee share-based compensation

The Group early adopted the Financial Accounting Standards Board’s Accounting Standard Update (“ASU”) No. 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” prospectively starting from 2018. Consistent with the accounting requirement for employee share-based compensation, nonemployee share-based compensation within the scope of Topic 718 are measured at grant-date fair value of the equity instruments, which the Group is obligated to issue when the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied.

Liability award

Options or similar instruments on shares shall be classified as liabilities if either of the following conditions is met:

●	The underlying shares are classified as liabilities;

●	The Group can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets.

The Group measures a liability award under a share-based payment arrangement based on the award’s fair value remeasured at each reporting date until the date of settlement. Compensation cost for each period until settlement shall be based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value of the instrument for each reporting date.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

Share-based compensation expenses of RMB4,937, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively, were included in the general and administrative expenses.

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

On January 1, 2018, the Group adopted ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) and applied the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts were not adjusted and reported under the accounting standards in effect for the periods presented.

The Group’s revenue from contracts with insurance companies is derived principally from the provision of agency and claims adjusting services. According to ASC 606, revenue is recognized at a point in time upon the effective date of the insurance policy, as no performance obligation exists after the insurance policy was signed. If there are other services within the contract, the Company estimates the stand-alone selling price for each separate performance obligation, and the corresponding apportioned revenue is recognized over the period of time in which the customer receives the service, and as the performance obligations are fulfilled and the Company is entitled to that portion of revenue using the output method for the services. In situations where multiple performance obligations exist within a contract, the use of estimates is required to allocate the transaction price on a relative stand-alone selling price basis to each separate performance obligation. The Group determines revenue recognition through the following steps:

●	Identification of the contract, or contracts, with a customer;
●	Identification of the performance obligation in the contract;
●	Determination of the transaction price, including the constraint on variable consideration;
●	Allocation of the transaction price to the performance obligation in the contracts; and
●	Recognition of revenue when (or as) the Group satisfies a performance obligation.

The Group disaggregates its revenue from different types of service contracts with customers by principal service categories, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 21 for detail. The following is a description of the accounting policy for the principal revenue streams of the Group.

Insurance agency services revenue

For Insurance agency services, performance obligations are considered met and revenue is recognized when the services are rendered and completed, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has met all the criteria of revenue recognition when the premiums are collected by the Group or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any commission and fees prior to the receipt of the related premiums.

No allowance for cancellation has been recognized for agency as the management of the Group estimates, based on its past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been deminims to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.2%, 0.2% and 0.1% of the total commission and fee revenues during years ended December 31, 2016, 2017 and 2018, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

For property insurance and life insurance agency, the Group may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency achieves its performance obligation, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded when a performance obligation is being achieved. Prior to the adoption of Topic 606, revenue that was not fixed and determinable because a contingency existed was not recognized until the contingency was resolved. Under Topic 606, the Company must estimate the amount of consideration that will be received in the coming year such that a significant reversal of revenue is not probable. Performance bonus represent a form of variable consideration associated with certain sales volume, for which the Group earn commissions. In connection with Topic 606, contingent commissions are estimated with a constraint applied and accrued relative to the recognition of the corresponding core commissions. For the year ended December 31, 2018, the adoption of Topic 606 lead to recognition of contingent performance bonus by RMB23,166. Also, such performance obligation did not exist in prior years’ service contract with insurance company.

The following table illustrates the impact of adopting Topic 606 on the consolidated financial position as of December 31, 2018:

	Year Ended December 31, 2018
	As reported	Balances without adoption of Topic 606	Effect of Change Higher/(Lower)
	RMB	RMB	RMB
Assets
Accounts receivable, net	508,474	485,308	23,166
Liabilities
Other payables and accrued expenses	254,824	253,434	1,390
Income taxes payable	205,189	200,834	4,355
Equity
Retained earnings	1,799,989	1,782,568	17,421

The following table illustrates the impact of adopting Topic 606 on the consolidated statement of income and comprehensive income for the year ended December 31, 2018:

	Year Ended December 31, 2018
	As reported	Balances without adoption of Topic 606	Effect of Change Higher/(Lower)
	RMB	RMB	RMB
Net revenues:
Life insurance business	2,870,776	2,849,000	21,776
Income taxes expense:
Income taxes expense	224,586	220,231	4,355
Net income:
Net income	617,095	599,674	17,421

Insurance claims adjusting services revenue

For Insurance claims adjusting services, performance obligations are considered met and revenue is recognized when the services are rendered and completed, at the time loss adjusting reports are confirmed being received by insurance companies. The Group does not accrue any service fee before the receipt of an insurance company’s acknowledgement of receiving the adjusting reports. Any subsequent adjustments in connection with discounts which have been de minims to date are recognized in revenue upon notification from the insurance companies. Accordingly, the timing of revenue recognition is not materially impacted by the new standard.

Contract balances

The Group’s contract balances include accounts receivable and advance from customers. The timing between the recognition of revenue for effective insurance policy and the receipt of payment is not significant. The estimated accounts receivable in relation to cancellation of insurance policies within hesitation period is a contract asset included in accounts receivable. The balances of contract asset are RMB74,119 and RMB84,907 as of January 1, 2018 and December 31, 2018, respectively. In 2018, the amount of contract assets reclassified to receivables as a result of the right to the transaction consideration becoming unconditional was approximately RMB74,119. The effect of change of adopting Topic 606 in the amount of RMB23,166 is included in the contract balance of RMB84,907 as of December 31, 2018.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

The Group did not recognize any impairment related to contract assets during the year ended December 31, 2018.

The Group’s advance from customers consists of cash received from customers in advance of revenue recognition, which is a contract liability. The balances of contract liability are nil and nil as of January 1, 2018 and December 31, 2018, respectively. None of revenue recognized in the current period that was previously recognized as a contract liability. As of January 1, 2018, the adoption of Topic 606 was no impact on the Group’s consolidated financial position.

Practical Expedients and Exemptions

The Group generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses in the consolidated statements of operations and comprehensive income, as the amortization period is less than one year and the Group has elected the practical expedient included in ASC 606.

The Group has applied the optional exemption provided by ASC 606 to not disclose the value of remaining performance obligations not yet satisfied as of period end for contracts with original expected duration of one year or less.

Value-Added Tax, Business Tax and Surcharges

The Group presents revenue net of sales taxes incurred. The sales taxes amounted to RMB81,890, RMB25,239 and RMB21,508 for the years ended December 31, 2016, 2017 and 2018, respectively. The State Administration of Taxation and Ministry of Finance jointly issued a Notice on Preparing for the Full Implementation of the VAT Reform (Cai Shui [2016] No. 36). Accordingly, the Group started to pay value-added tax instead of business tax from May 1, 2016.

Total Value-added taxes paid by the Group during the years ended December 31, 2016, 2017 and 2018 amounted to RMB160,556, RMB157,607 and RMB179,317 respectively.

(s)	Marketing campaign expense

The Group records its marketing campaign expenses as selling expenses.

Marketing campaign expenses are incurred to increase the Group’s market share and attract more agents in certain selected regions where the Group strategically plans to capture higher market shares. These costs are not a necessary expense to sell the insurance policy. Such expenses are temporary with the terms of regional programs ranging from one to three months, cancellable at any time without further notice. Marketing campaign expenses are only recognized when such campaigns are officially announced by the Group to the agents. The Group records the marketing campaign expenses when the related services are provided. During the years ended December 31, 2016, 2017 and 2018, RMB299,885, Nil and Nil of marketing campaign expenses were included in the selling expenses balance, respectively. The decrease was primarily due to promotional marketing expenses which were paid to sales agents in 2016, while no promotional marketing plan of such nature was launched in the year of 2017 and 2018.

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

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, insurance premium receivables and payables, other receivables, accounts payable and other payables, approximate their fair values due to the short term nature of these instruments.

Measured at fair value on a recurring basis

As of December 31, 2017 and 2018, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	2,498,730	—	2,498,730	—

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	1,554,060	—	1,554,060	—

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

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

The Group disposed of the equity interests in Fanhua Times Sales & Service Co., Ltd., and its subsidiaries that conducts mainly P&C insurance business (collectively, the “P&C Insurance Division”) to a third party in 2017, namely Beijing Cheche Technology Co., Ltd. (“Cheche”), for a consideration included cash and a convertible loan receivable. The Group evaluated the convertible receivable’s settlement provisions and elected the fair value option afforded in ASC 825, Financial Instruments, to value this instrument. Under such election, the loan receivable is measured initially and subsequently at fair value, with any changes in the fair value of the instrument being recorded in the consolidated financial statements as a change in fair value of derivative instruments. The Group estimates the fair value of this instrument by first estimating the fair value of the straight debt portion. The Group then estimates the fair value of the embedded conversion option based on financial performance and growth rate of revenue of Cheche. The sum of these two valuations is the fair value of the loan receivable included in other non-current assets. On October 31, 2017, the date of disposal, the Group used the discounted cash flow method to value the debt portion of the convertible debt and determined the fair value to be RMB22,000. Based on Cheche’s current and expected financial performance, industry trend and expected revenue and margin, management determined the fair value of the option to be approximately RMB4,500 as of December 31, 2018 according to the analysis under the Black-Scholes option pricing model.   The details of the significant assumptions of the valuations of the conversion option is included in note 3(b). The Group further considered the fair value of the straight debt portion of this financial instrument at year ended December 31, 2018. The sum of these two valuations is considered to be similar with the amount which was initially recognized and retained in other non-current assets. The fair value of convertible debt was RMB22,000 as of December 31, 2017 and 2018, and there has been no impairment recorded for the convertible loan receivable during 2018. The convertible debt is classified as Level 3 of the fair value hierarchy since fair value measurement uses unobservable inputs.

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

On January 1, 2018, the Group adopted ASU 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments.

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

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB266,392 and RMB216,457 of cash and cash equivalents and restricted cash denominated in RMB as of December 31, 2017 and 2018, respectively.

(w)	Translation into USD

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers in the United States and were calculated at the rate of US$1.00 = RMB6.8755, representing the noon buying rate in the City of New York for cable transfers of RMB on December 31, 2018, the last business day in fiscal year 2018, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(x)	Discontinued Operations

Under ASC 205-20 “Presentation of Financial Statements - Discontinued Operation”, when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the entity’s consolidated operations and the entity will no longer have any significant continuing involvement in the operations of the component.

In November 2017, the Group completed the sale of its brokerage business. The Group’s results of operations related to discontinued operations have been restated as discontinued operations on a retrospective basis for all periods presented accordingly.

(y)	Segment Reporting

As of December 31, 2018, the Group operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services. Details of operating segments are further described in Note 21. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

Substantially all revenues of the Group are derived in the PRC and all long-lived assets are located in the PRC.

(z)	Earnings per Share (“EPS”) or ADS

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

The contingently issuable shares /ADS related to the 521 Plan (see note 19 for details), are subject to fulfillment of the performance conditions as stipulated under the 521 Plan. Therefore, these shares are excluded from basic earnings per share until the shares are fully vested upon the achievement of performance conditions under the 521 Plan by the Participants.

(aa)	Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to RMB18,085, RMB35,741 and RMB34,663, for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Accumulated other comprehensive income mainly represents foreign currency translation adjustments, changes in fair value of short term investments and share of other comprehensive income of the affiliates for the period.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(ad)	Recently Issued Accounting Standards

On February 25, 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases,” which specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. Based on the Company’s preliminary assessment, the Company expects to record a right-of-use asset of approximately RMB181,576 and a lease liability of approximately RMB181,457 on the adoption date of January 1, 2019, primarily related to the Company’s leased office space. The Company will use a modified retrospective approach under ASU 2018-11 and will not restate prior periods. The Group expects to implement new accounting policies as well as to elect certain practical expedients available to us under ASU 2016-02, including those related to leases with terms of less than 12 months.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2018, this was further updated with the issuance of ASU 2018-19, which excludes operating leases from the scope. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For public business entities that are U.S. SEC filers, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group expects there is no material impact upon adoption of this guidance on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which modifies disclosure requirements for fair value measurements. While some disclosures have been removed or modified, new disclosures have been added.  The guidance is effective for us no later than January 1, 2020.  Early adoption is permitted, where the Company is permitted to early adopt the portion of the guidance regarding the removal or modification of the fair value measurement disclosures while waiting to adopt the requirement regarding additional disclosures until the effective date. The Group expects there will be changes in relevant disclosures upon adoption of this guidance on the Group’s consolidated financial statements.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3)	Acquisitions, disposals and reorganization

Disposal of subsidiaries in 2018

a.	Disposal of InsCom service Limited and InsCom Holding Limited

In October 2018, the Group disposed of InsCom service Limited, InsCom Holding Limited and their subsidiaries (collectively “InsCom”) to an independent third party, for a total consideration of RMB11,214, which was settled as of December 31, 2018. No gain or loss on disposal of InsCom was recognized by the Group, which was determined by the sales consideration equaling to the net book value of the subsidiaries at the time of disposal. InsCom Service Limited, InsCom Holdings Limited and their subsidiaries are investment holding companies with no actual business operation after the Group’s restructuring in 2016 and 2017.

Disposal of subsidiaries in 2017

a.	Disposal of Beijing Ruisike Management Consulting Co., Ltd.

In January 2017, the Group disposed Beijing Ruisike Management Consulting Co., Ltd to a third party, for a total cash consideration of RMB20,867, which was settled as of December 31, 2017. The Group recognized a gain of RMB2,029 on disposal of this subsidiary, which was determined by the excess of the sales consideration over the net book value of the subsidiary at the time of disposal.

b.	Disposal of Fanhua Times Sales & Service Co., Ltd and its subsidiaries

In October 2017, the Group entered into a share transfer agreement with Cheche, which operates an online auto insurance platform. Under this agreement, the Group disposed of the equity interests in P&C Insurance Division, to Cheche for a total consideration of RMB225,398, including RMB95,398 cash consideration and RMB130,000 in the value of a convertible loan receivable, which is convertible or collectible in three years and recognized as other non-current assets. The Group evaluated the convertible loan receivable’s settlement provisions and elected the fair value option afforded in ASC 825, Financial Instruments, to value this instrument. Under such election, the loan receivable is measured initially and subsequently at fair value, with any changes in the fair value of the instrument being recorded in the consolidated financial statements as a change in fair value of derivative instruments. The Group estimates the fair value of this instrument by first estimating the fair value of the straight debt portion. The Group then estimates the fair value of the embedded conversion option based on the recent development of Cheche. The sum of these two valuations is the fair value of the loan receivable included in other non-current assets. On October 31, 2017, the Group used the discounted cash flow method to value the debt portion of the convertible loan receivable and determined the fair value to be RMB 22,000, and based on Cheche’s current and expected financial performance, industry trend and expected revenue and margin, management considered the conversion option to be deeply out of the money and determined the fair value of the option to be immaterial. As a result, the carrying amount of the convertible loan receivable was adjusted by RMB108,000. The total fair value of RMB 22,000 was initially recognized and the balance remained the same and retained in other non-current assets as of December 31, 2017.

Based on Cheche’s current and expected financial performance, industry trend and expected revenue and margin, management determined the fair value of the option to be approximately RMB4.5 million as of December 31, 2018 according to the analysis under the Black-Scholes option pricing model  with detailed assumptions disclosed as below. The Group further considered the fair value of the straight debt portion of this financial instrument at year ended December 31, 2018. The sum of these two valuations is considered to be similar with the amount which was initially recognized and retained in other non-current assets. The fair value of convertible debt was RMB22,000 as of December 31, 2017 and 2018, and there has been no impairment recorded for the convertible loan receivable during 2018.

The convertible loan receivable also carries a 10% interest return per annum which could be satisfied by cash or converted equity interest in Cheche. The related interest income in 2017 is about RMB367. When the convertible loan receivable expires, the Group has the right to convert to the equity interests of Cheche, or recover the principal and interests of the convertible loan receivable according to the agreement. The Group recognized RMB884 gain on disposal of these subsidiaries in 2017, which was determined by the excess of the cash consideration and fair value of the convertible loan receivable over the net book value of the subsidiaries, which was calculated to be RMB116,514 at the time of disposal. The net book value of the subsidiaries at the time of disposal also included goodwill allocated to this disposal in the amount of RMB12,208.

The Company used the Black-Scholes valuation model in determining the fair value of embedded conversion option, which requires the input of highly subjective assumptions, including the expected life of the conversion option, stock price volatility, dividend rate and risk-free interest rate. The assumption used in determining the fair value of the embedded conversion option on the December 31, 2018 were as follows:

Assumptions	December 31, 2018

Expected dividend yield (Note i)	0.00%
Risk-free interest rate (Note ii)	2.48%
Expected volatility (Note iii)	58.20%
Expected life (Note iv)	1.8 years
Fair value per ordinary share on grant date	RMB0.04

(i)	Expected dividend yield:

The expected dividend yield was estimated by the Company based on Cheche’s historical dividend policy.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(ii)	Risk-free interest rate:

Risk-free interest rate was estimated based on the 2-year US Government Bond yield as of the valuation date.

(iii)	Expected volatility:

As Cheche is a non-listed company, the Company adopted 58.20% volatility with reference to its annualized standard deviation of the continuously compounded rate of return on the daily average adjusted share price as of the Valuation Date.

(iv)	Expected life:

The expected life was the contractual life with Cheche’s agreement.

c.	Disposal of Fanhua Bocheng Brokerage Limited (“Bocheng”)

In November 2017, the Group disposed of Bocheng to a third party for a total consideration of RMB46,582. And the consideration receivable was further offset by the other payables to Bocheng, see supplemental disclosure of cash flow information for details. Prior to the disposal, the Group had a liability due to Bocheng in the amount of RMB103,446, which was settled in December 2017. The Group recognized loss of RMB904 on the disposal of this subsidiary, which was determined by the excess of the net book value of the subsidiary at the time of disposal over the sales consideration. As a result of this disposal, brokerage’s result of operations should be reclassified to discontinued operations. Brokerage segment is no longer valid as of December 31, 2017. And accordingly, the segment note disclosure to the prior year consolidated financial statements have been restated.

As described in Note 2(x), the activities of the brokerage business were segregated and reported as discontinued operations in the consolidated statements of income and comprehensive income for all periods presented.

The following table presents a reconciliation of the major classes of line items constituting pretax from discontinued operations to after-tax profit reported in discontinued operations for the years ended December 31, 2016 and 2017:

	Year ended December 31,
	2016	2017
	RMB	RMB
Results of discontinued operations:
Total net revenues	617,738	172,993
Total operating costs	(503,926)	(163,079)
Selling expenses	(86,019)	(190)
General and administrative expenses	(5,287)	(3,380)
Other income, net	1,141	40
Loss on disposal of discontinued operations	—	(904)
Income from discontinued operations before income taxes	23,647	5,480
Income taxes expense	(1,104)	—
Net income from discontinued operations, net of tax	22,543	5,480

	Year ended December 31,
	2016	2017
	RMB	RMB
Cash flow from discontinued operations:
Net cash generated from (used in) operating activities*	(1,616)	8,992
Net cash used in investing activities	(12)	—
Net cash generated from financing activities	—	—
Net cash increase (decrease) in cash and, cash equivalents, and restricted cash	(1,628)	8,992
Cash and cash equivalents and restricted cash at beginning of year	6,659	5,031
Cash and cash equivalents, and restricted cash at the disposal date	—	14,023
Cash and cash equivalents and restricted cash at end of year	5,031	—

*	Including adjustment for the loss on disposal of discontinued operations in the amount of RMB904 in 2017.

As of respective closing date of each of these disposals in 2017, the Group has completed the closing procedures of all the above transactions and has effectively transferred its control of Bocheng to the respective buyers.

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

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(4)	Other Receivables, net

Other receivables, net are analyzed as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Advances to staff (i)	14,599	10,036
Advances to entrepreneurial agents (ii)	1,308	1,362
Rental deposits	7,709	12,580
Interest receivables (iii)	23,038	18
Loan to a third party (iv)	513,180	—
Amount due from a third party (v)	42,152	19,463
Amount due from payment platform	591	7,082
Other(vi)	28,804	35,609
	631,381	86,150

(i)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

(ii)	This represented advances to entrepreneurial agents who provide services to the Group. The advances are used by agents to develop business. The advances were unsecured, interest-free and repayable on demand.

(iii)	This represented accrued interest income on bank deposits and accrued interest on subscription receivables (Note 2(m)).

(iv)	This represented loan to Shenzhen Chuangjia Investment Partnership Limited (“Chuangjia”) of RMB500,000 and corresponding interest receivable RMB13,180 as of December 31, 2017. The loan is secured by the 99% equity share of Chengdu Puyi Bohui Information Technology Limited (“Puyi Bohui”), a major operating subsidiary of Chuangjia, with interest rate 7.3% per annum. The loan matured in 2018 and the entire principal and interests were fully settled in August 31, 2018.

(v)	This represented the residual balance of uncollected cash consideration due from Cheche, which is related to the disposal of P&C business. See Note 3 for details.

(vi)	This represented other miscellaneous receivables, including advance for staff of the social insurance and housing fund, prepaid rents, deposit to the garages for car repairing, prepayment for postage, etc.

The following table summarizes the movement of the Group’s allowance for doubtful accounts for other receivables:

	2016	2017	2018
	RMB	RMB	RMB
Balance at the beginning of the year	4,043	2,724	—
Write-offs	(1,319)	(2,724)	—
Balance at the end of the year	2,724	—	—

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(5)	Property, Plant and Equipment

Property, plant and equipment, net, is comprised of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Building	12,317	12,317
Office equipment, furniture and fixtures	119,478	129,848
Motor vehicles	10,443	10,292
Leasehold improvements	6,192	14,284
Total	148,430	166,741
Less: Accumulated depreciation	(122,355)	(128,807)
Property, plant and equipment, net	26,075	37,934

No impairment for property, plant and equipment was recorded for the years ended December 31, 2016, 2017 and 2018.

(6)	Goodwill

The gross amount of goodwill and accumulated impairment losses by segment as of December 31, 2017 and 2018 are as follows:

	Agency segment	Claims Adjusting segment	Total
	RMB	RMB	RMB
Gross as of January 1, 2017	922,494	21,137	943,631
Eliminated on disposal of subsidiaries in 2017 (Note 3)	(790,517)	—	(790,517)
Gross as of December 31, 2017 and 2018	131,977	21,137	153,114
Accumulated impairment loss as of January 1, 2017	(800,417)	(21,137)	(821,554)
Eliminated on disposal of subsidiaries in 2017 (Note 3)	778,309	—	778,309
Accumulated impairment loss as of December 31, 2017 and 2018	(22,108)	(21,137)	(43,245)
Net as of December 31, 2017	109,869	—	109,869
Net as of December 31, 2018	109,869	—	109,869

The Group performed the annual impairment analysis as of the balance sheet date. There has been no impairment loss recognized in goodwill for the years ended December 31, 2016, 2017 and 2018.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(7)	Investments in Affiliates

As of December 31, 2018, the Group’s investments accounted for under the equity method totaled RMB587,517 (as of December 31, 2017: RMB404,783), which mainly included the investment in CNFinance Holdings Limited, (“CNFinance”, parent company of formerly known as Sincere Fame International Limited after reorganization in March 2018), amounting to RMB576,048, the investment in Puyi Inc. (“Puyi”) amounting to RMB11,350 and investment in Teamhead Automobile Surveyors Co., Ltd. (“Teamhead Automobile”) amounting to RMB119. The increase primarily due to the rapid growth generated by CNfinance.

Investment in CNFinance

In March 2018, in connection with the reorganization of Sincere Fame International Limited (“Sincere Fame”), the shareholders of Sincere Fame transferred all of their equity interests in Sincere Fame in exchange for the ordinary shares of CNFinance. As a result, CNFinance became the parent company of Sincere Fame and the Company owned 20.6% equity interests in CNFinance. The Company’s equity interest of CNFinance was diluted from 20.6% to 18.5% after CNFinance’s listing in New York Stock Exchange “NYSE” (symbol: CNF) on November 7, 2018. CNFinance is a leading home equity loan service provider incorporated in the Cayman Islands and based in Guangzhou, PRC. Investment in CNFinance is accounted for using the equity method as the Group has significant influence by the right to nominate one board members out of seven as its third largest shareholder of CNFinance. As of December 31, 2018, the market value of the Group’s investment in CNFinance was approximately RMB479,605 based on its quoted closing price. The length of time that the fair value of investment in CNFinance being below its carrying value is a short period since CNFinance was listed on November 7, 2018,  CNFinance’s current financial performance is positive, the Group intends and has the ability to retain its investment in CNFinance for a period of time sufficient to allow for any anticipated recovery in market value. Hence, the management considered the investment in CNFinance as at December 31, 2018 is considered as not other than temporary and no impairment has been recognised during the year ended December 31, 2018.

Investment in Puyi

In November 2010, through the Group’s wholly-owned subsidiary Fanhua Fanlian Investment Co., Ltd., or Fanlian, the Group invested RMB10,028 in Fanhua Puyi Investment Management Co., Ltd., or Puyi Investment for 19.5% equity interests in Puyi Investment. In March 2013, Puyi Investment was renamed as Fanhua Puyi Fund Sales Co. Ltd., or Puyi Sales after obtaining a license to distribute fund products.

In November 2016, equity interests in Puyi Sales were diluted from 19.5% to 15.4% as a result of the injection of additional registered capital into Fanhua Puyi by Chengdu Puyi Bohui Information Technology Co., Ltd., or Puyi Bohui which holds the remaining equity interests of Puyi Sales.

The Group accounted the initial investment under the cost method before August 2018. In August of 2018, Puyi Inc. or Puyi, an exempted company incorporated under the laws of the Cayman Islands, which is also the ultimate holding company of Puyi Sales and Puyi Bohui, has started its process of an initial public offering (“IPO”) in the U.S. capital market. For the IPO purpose, Puyi and its subsidiaries have conducted certain equity reorganization transactions with the Group. As part of Puyi Inc’s reorganization, in September 2018, the Group transferred its shares in Puyi Sales to Puyi Bohui with the carrying amount of RMB10,028 in exchange for 4,033,600 Ordinary Shares of Puyi (“Puyi’s shares”), representing 4.8% of Puyi’s equity interest. No gain or loss on above transactions was recognized by the Group as management considered that the substance of this transaction is an exchange of shares as part of Puyi Inc’s reorganization, and the fair value of Puyi’s share is equivalent to the fair value of the Group’s original equity interests on Fanhua Puyi given up. Puyi was subsequently listed on Nasdaq on March 29, 2019, and the Group’s equity was then diluted to 4.5% after its IPO. Puyi provides wealth management, corporate finance and asset management services in China. Since September 5, 2018, investment in Puyi has been accounted for using the equity method as the Group has obtained significant influence through the right to nominate one out of five board directors of Puyi.

Investment in Teamhead Automobile

The Group holds 40% equity interest in Shanghai Teamhead Automobile through one of the Group’s claim adjusting subsidiaries; the affiliate is a PRC registered company that provides insurance surveyor and loss adjustors services.

During the years ended December 31, 2016, 2017 and 2018, the Group recognized its share of income of affiliates in the amount of RMB48,293, RMB108,944 and RMB174,468 respectively. During the years ended December 31, 2016, 2017 and 2018, the Group recognized its share of other comprehensive loss of affiliates in the amount of RMB37,911, other comprehensive income of RMB1,263, and other comprehensive loss of RMB1,763, and respectively.

Investments as of December 31, 2017 and 2018 were as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Teamhead Automobile	160	119
Puyi	—	11,350
CNFinance	404,623	576,048
Total	404,783	587,517

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

The summarized financial information of equity method investees is illustrated as below:

	As of December 31,
	2017	2018
	RMB	RMB
Statements of Financial Position
Current assets	1,745,693	4,413,558
Non-current assets	16,460,862	15,216,534
Current liabilities	13,022,143	16,338,523
Non-current liabilities	3,355,068	1,306

	Year Ended December 31,
	2016	2017	2018
Results of operation	RMB	RMB	RMB
Net revenues	1,347,800	3,424,351	4,419,070
Gross profit	899,946	2,008,070	2,461,628
Income from operations	287,975	804,163	1,210,690
Net profit	235,366	529,524	907,724

(8)	Variable Interest Entities (“VIE”)

(a)	VIEs related to operations

PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance agencies, brokerages and on-line business. Accordingly, the Group conducted some of its operations in China through contractual arrangements among its PRC subsidiaries, two PRC affiliated entities and the equity shareholders of these PRC affiliated entities, who are PRC nationals.

In recent years, some rules and regulations governing the insurance intermediary sector in China have begun to encourage foreign investment. The Group commenced a restructuring which resulted in obtaining controlling or significant equity ownership in each of its affiliated insurance intermediary companies.

In May 2016, the Group completed its restructuring and all the individual shareholders had transferred their respective equity interest in Shenzhen Dianliang Information Technology Co., Ltd and Shenzhen Xinbao Investment Management Co., Ltd to subsidiaries of the Company. Thereafter, the Group conducts all of its operations in China through its directly owned subsidiaries.

(b)	VIEs related to the 521 Plan

On June 14, 2018, the Group announced that its board of directors has approved a 521 Share Incentive Plan (the “521 plan”). The 521 Plan is designed to incentivize the Group’s employees and independent sales agents (collectively the “Participants”). The 521 Plan provides Participants an opportunity to benefit from appreciation of the Company’s ordinary shares by purchasing the Company’s ordinary shares at a stated subscription price of US$27.38 per ADS, in exchange for employee and non-employee services, if service and performance conditions are achieved. US$27.38 per ADS, is the weighted average of the closing prices of the repurchase and new share issuance transactions listed below. 10% of the subscription price is paid by the Participant on or around the grant date, while the remaining 90% of the subscription prices is financed through interest-bearing loans from the Group. The vesting of the awards is contingent on performance conditions being met during the requisite service periods.

The 521 Plan established a pool of 280 million ordinary shares (14 million ADS) available to benefit Participants. In establishing the ADS pool, the Group has:

through one of the 521 Plan Employee Companies, purchased 7.5 million ADS from Master Trend Limited (“Master Trend”) at US$29 per ADS from June to October 2018  with consideration amounted to RMB1,465,123.  Master Trend is a company controlled by a principal shareholder, who is also one of the founders of the Group. The Group funded 90% of the purchase price with the remaining 10% funded by Participants;

●	through one of the 521 Plan Employee Companies, purchased 7.5 million ADS from Master Trend Limited (“Master Trend”) at US$29 per ADS from June to October 2018 with consideration amounted to RMB1,465,123. Master Trend is a company controlled by a principal shareholder, who is also one of the founders of the Group. The Group funded 90% of the purchase price with the remaining 10% funded by Participants;

●	repurchased 1,423,774 ADS from the open market from August to December 2018 at the average purchase price is US$25.52 per ADS, which have been transferred to Fanhua Employees Holdings Limited on January 10, 2019;

●	issued 5,076,226 new ADS at US$25.52 per ADS in January 2019;

The Group set the 521 Plan subscription price at US$27.38 per ADS, which is the weighted average closing prices of the above mentioned repurchase and new share issuance transactions.

Pursuant to the 521 Plan, the Group set up three companies which are Fanhua Employees Holdings Limited, Step Tall Limited and Treasure Chariot Limited (collectively the “521 Plan Employee Companies”) to hold Group’s ordinary shares on behalf of the Participants of the 521 Plan. Each of the 521 Plan Employee Companies is a legal entity formed in the British Virgin Islands with a sole shareholder appointed by the Group. Each shareholder is either an employee, or a founder who is also a shareholder and director of the Group.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

The 521 Plan Employee Companies were established by the Group to facilitate the adoption of its 521 Plan. The Group’s ordinary shares are the only significant assets held by the 521 Plan Employee Companies, which serve as collaterals to the loans issued by the Group to the Participants. Given the only substantial recourse to the loans issued by the Group are the ordinary shares, changes (principally decreases) in the value of the ordinary shares held by the 521 Plan Employee Companies will be indirectly absorbed by the Group and the Group has potential exposure to the economics of the 521 Plan Employee Companies. Therefore, the Group has variable interests in the 521 Plan Employee Companies. Since none of the 521 Plan Employee Companies’ equity investors have the obligation to absorb the expected losses or the right to receive the expected residual returns as (i) the depreciation of the ADS will be indirectly absorbed by the Group and (ii) and the appreciation of the ADS will be absorbed by the Group or the Participants, as any residual proceeds from the sale of the ADS will revert to Group or the Participants and not the equity investor as described in the various vesting scenarios in Note 18(b). Therefore, the 521 Plan Employee Companies are deemed to be VIEs of the Group.

Through the loan agreements, entrusted share purchase agreements and letters of undertaking described below, the Group controls the decision-making rights of the 521 Plan Employee Companies with respect to the shares held by the 521 Plan Employee Companies as collateral to the loans issued to the Participants, and the Group has potential exposure to the economics of the VIEs resulting from the fluctuation in value of the ADS, which is more than insignificant. The ordinary shares are the only significant assets held by the 521 Plan Employee Companies. The ordinary shares held by 521 Plan Employee Companies serve as collateral to the loans issued by the Group to the Participants. Given the only substantial recourse to the loans issued by the Group are the ordinary shares, decreases in the value of the ordinary shares held by the 521 Plan Employee Companies will be indirectly absorbed by the Group. Further, the Group will also participate in the variability and absorb the economic benefits of the 521 Plan Employee Companies, through an increase in value of the shares held by the 521 Plan Employee Companies, if the performance conditions are not met or partially met based on the profit distribution arrangements. Based on above, the Group is the primary beneficiary of the 521 Plan Employee Companies and consolidates them because it has the power to direct the activities that most significantly impact the 521 Plan Employee Companies’ economic performance, and the obligation to absorb losses of the 521 Plan Employee Companies that could potentially be significant to them and the right to receive benefits from the 521 Plan Employee Companies that could potentially be significant to the 521 Plan Employee Companies.

The following is a summary of the contractual agreements that the Group entered into relating to the 521 Plan:

●	Loan Agreements and Entrusted Share Purchase Agreements

The nature and structure of the 521 Plan Employee Companies is that they are investment vehicle companies holding the Company’s shares on behalf of the Participants for the purpose of the 521 Plan. Loan agreements and entrusted share purchase agreements were signed among the wholly-owned subsidiary of the Group CISG Holdings Ltd., the 521 Plan Employee Companies and each of the Participants. To effect the 521 Plan, Participants agreed to pay 10% of the subscription price and executed a loan agreement with the Group for a loan of 90% of the subscription price of the ordinary shares under the 521 Plan. Participants also each executed an entrusted share purchase agreement with one of the 521 Employee Companies whereby the 521 Plan Employee Company will legally hold the ordinary shares on behalf of the Participants. As of December 31, 2018, the loan agreements provide a total of RMB1,270,696 in loans to the VIEs and Participants of the 521 Plan with the sole purpose of funding the purchases of the Group’s ordinary shares under the 521 Plan. All of the ordinary shares purchased are pledged as collateral to the Group for the loans and are not yet vested, the Participants cannot direct the sale of the ordinary shares without the consent of the Group until the ordinary shares are fully vested in accordance with the 521 Plan’s agreed target performance accumulated for five years. The loan agreement and the entrusted share purchase agreement will terminate after five years, or upon the termination of agency or employment relationship, or the settlement of the loan, whichever comes first.

●	Letter of Undertaking

The sole director and sole shareholder of each of the 521 Plan Employee Companies is either a significant shareholder and director, or an employee of the Group, has executed a letter of undertaking with the Company. Under the letter of under taking, each individual agrees to follow, without any conditions, our instructions as to the management of all activities of each of the 521 Plan Employee Companies, as well as any directions from us concerning transferring the shares or changing directors. Therefore, the Group is deemed to have the power to control the decision-making rights of the 521 Plan Employee Companies.

As of December 31, 2018, the Group had already transferred 150,000,000 ordinary shares to one of the 521 Plan Employee Companies which were purchased from Master Trend with consideration of RMB1,465,124. The 10% subscription price contributed by Participants amounted to RMB8,184 and RMB138,328 as of December 31, 2018 and is recorded as current and non-current refundable share right deposits on the statement of financial position, respectively. The RMB8,184 represents excess contribution received from Participants, which have been fully refunded in April, 2019.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

Risks in relation to the 521 Plan’s VIE structure

The variable interest entities or their respective shareholders and directors may fail to perform their obligations under our contractual arrangements with them.

The 521 Plan Employee Companies hold the shares on behalf of the Participants. Each of the 521 Plan Employee Companies is a legal entity formed in the British Virgin Islands with a sole shareholder appointed by the Group. Mr. Yinan Hu, the Group’s director, and two other employees of the Group are the respective sole shareholder and director of the 521 Plan Employee Companies. The Group’s ordinary shares are the only significant assets held by the 521 Plan Employee Companies, which serve as collateral to the loans issued by the Group to the Participants. Given the only substantial recourse to the loans issued by the Group are the ordinary shares of the Group, changes (principally decreases) in the value of the ordinary shares held by the 521 Plan Employee Companies will be indirectly absorbed by the Group and the Group has potential exposure to the economics of the 521 Plan Employee Companies.

If the Group’s VIEs or their shareholders and directors fail to perform their respective obligations under the contractual arrangements, the Group may have to incur substantial costs and expend additional resources to enforce such arrangements. The Group may also have to rely on legal remedies under various legal jurisdictions, including seeking specific performance or injunctive relief, and claiming damages, which the Group cannot assure that it will be effective under the relevant laws and regulations. For example, if the shareholders of the Group’s VIEs act in bad faith toward the Group, the Group may have to take legal action to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in the equity interests of the Group’s VIEs, the Group’s ability to exercise shareholders’ rights or foreclose the shares pledged under the loan agreements with the Participants may be impaired. If these or other disputes between the shareholders and directors of the Group’s VIEs and third parties were to impair our control over the Group’s VIEs, its ability to consolidate the financial results of the VIEs would be affected, which would in turn materially and adversely affect the Group business, financial condition and results of operations.

Summarized below is the information related to the VIE’s assets and liabilities reported in the Company’s consolidated financial position after inter group elimination as of December 31, 2017 and 2018, respectively:

	As of December 31,
	2017	2018
	RMB	RMB
Total assets	—	—
Total liabilities	—	146,512

Summarized below is the information related to the financial performance of the VIE’s reported in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2016, 2017 and 2018, respectively:

	Year Ended December 31,
	2016(1)	2017(2)	2018(2)
	RMB	RMB	RMB
Net revenues	33,679	—	—
Net loss	(4,598)	—	—
Net cash used in operating activities	(11,536)	—	—
Net cash generated from investing activities	2,601	—	—
Net cash generated from financing activities	—	—	—

(1)	Represents the results and cash flows of Shenzhen Dianliang Information Technology Co., Ltd and Shenzhen Xinbao Investment Management Co., Ltd. before the restructuring as explained in note 8(a) above.

(2)	During 2017, there was no VIE. During 2018, the VIEs are related to the 521 Plan as explained in note 8(b) above, which did not have any operation or cash flows activities during 2018.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

As of December 31, 2018, the Group had already transferred 150,000,000 ordinary shares to one of the 521  Plan Employee Companies which were purchased from Master Trend with consideration of RMB1,465,124 at the price of US$29 per ADS These shares were subscribed by Participants at the final price of US$27.38 per ADS, but initially deposited at 10% contribution of US$29 per share. The 10% subscription price contributed by Participants amounted to RMB8,184 and RMB138,328 as of December 31, 2018 and is recorded as current and non-current refundable share right deposits on the statement of financial position, respectively. The RMB8,184 represents excess contribution received from Participants, which have been fully refunded in April, 2019.

(9)	Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of December 31,
	2017	2018
	RMB	RMB

Business and other tax payables	58,970	70,237
Refundable deposits from employees and agents	30,716	26,790
Refundable share rights deposits (Note 8(b))	-	8,184
Professional fees	3,372	17,105
Accrued expenses to third parties	47,139	42,324
Payables for addition of office equipment, furniture and fixtures	8,618	8,618
Contributions from members of eHuzhu mutual aid program	56,890	62,459
Others	36,189	19,107
	241,894	254,824

(10)	Employee Benefit Plans

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

For the years ended December 31, 2016, 2017 and 2018, the Group contributed and accrued RMB57,090, RMB66,370 and RMB74,179, respectively.

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

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the years ended December 31, 2016 and 2017, and 8.25% for the years ended December 31, 2018.

Pursuant to the relevant laws and regulations in the PRC, Ying Si Kang Information Technology (Shenzhen) Co., Ltd. (“Ying Si Kang”), subsidiary of the Group, was regarded as a software company and thus exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Ying Si Kang, year 2014 was the first profit-making year and accordingly it has made a 12.5% tax provision for its profits for the years ended December 31, 2016, 2017 and 2018.

Pursuant to the Circular on Issues Regarding Tax-related Preferential Policies for Further Implementation of Western Development Strategy jointly issued by the State Ministry of Finance, General Administration of Customs, China and State Administration for Taxation, enterprises located in the western China regions that fall into the encouraged industries are entitled to 15% EIT preferential tax treatment from January 1, 2011 to December 31, 2020. In September 2018, Fanhua Lianxing Insurance Sales Co., Ltd. (“Lianxing”), the Group’s wholly-owned subsidiary, which is the holding vehicle of our life insurance operations, was relocated to Tianfu New Area, Sichuan province. Lianxing was entitled to a preferential tax rate of 15% from September 1, 2018 to December 31, 2020 as it was classified as encouraged enterprises in the western region in an industry sector encouraged by the PRC government.

The Group’s subsidiaries that are the PRC tax resident are required to withhold the PRC withholding tax of 10% on dividend payment to their non-PRC resident immediate holding company, unless such dividend payment is qualified for the 5% reduced tax rate under the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “PRC-HK DTA”).

One of the Group’s wholly owned subsidiaries, CNinsure Holdings Limited, was determined by Hong Kong Taxation Bureau to be a Hong Kong resident enterprise in July 2018 and completed the application and filing process for enjoying the tax treaty in PRC Taxation Bureau. The Hong Kong resident certificate was valid for 3 years ended December 31, 2020, which was issued by the Hong Kong Inland Revenue Department. CNinsure Holdings Limited enjoys a reduced tax rate under Bulletin [2018] No. 9 (e.g. beneficial ownership, shareholding percentage and holding period) and qualified a Hong Kong resident certificate and was entitled to enjoy 5% reduced tax rate for the dividends paid by PRC subsidiaries for the year ended December 31, 2018.

The Group accounts for uncertain income tax positions by prescribing a minimum recognition threshold in the financial statements.

The movements of unrecognized tax benefits are as follows:

RMB
Balance as of January 1, 2016	70,354
Change in unrecognized tax benefits	—
Gross increase in tax positions	2,424
Balance as of December 31, 2016	72,778
Change in unrecognized tax benefits	—
Gross increase in tax positions	(2,428)
Balance as of December 31, 2017	70,350
Change in unrecognized tax benefits	—
Gross decrease in tax positions	—
Balance as of December 31, 2018	70,350

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Group’s consolidated financial statements as of December 31, 2017 and 2018. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Group’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

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

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

Income tax expenses are comprised of the following:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Current tax expense	41,985	158,291	243,330
Deferred tax (income) expense	(14,736)	9,512	(18,744)
Income tax expense	27,249	167,803	224,586

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Non-current deferred tax assets:
Operating loss carryforward	28,003	35,686
Intangible assets, net	—	6,129
Less: valuation allowances	(25,912)	(32,495)
Total	2,091	9,320

Non-current deferred tax liabilities:
Intangible assets, net	339	122
Dividend withholding taxes	16,800	5,502
Total	17,139	5,624

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided RMB25,912 and RMB32,495 valuation allowance for the years ended December 31, 2017 and 2018, respectively.

The Group had total operating loss carry-forwards of RMB112,011 and RMB142,745 as of December 31, 2017 and 2018, respectively. As of December 31, 2018, the operating loss carry-forwards of RMB14,199, RMB12,571, RMB18,258, RMB41,710 and RMB56,007, are to expire during the years ending December 31, 2019, 2020, 2021, 2022 and 2023, respectively. During the years ended December 31, 2016, 2017 and 2018, RMB29,431, RMB13,284 and RMB16,288, respectively, of tax loss carried forward has been expired and canceled.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Income from continuing operations before income taxes, share of income of affiliates and discontinued operations	124,051	505,095	667,213
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	31,013	126,274	166,803
Expenses not deductible for tax purposes:
Entertainment	973	1,411	1,358
Effect of tax holidays on concessionary rates granted to PRC subsidiaries	(2,750)	(826)	(8,307)
Other	6,441	19,689	1,079
Tax exemption and tax relief:
Change in valuation allowance	(1,332)	578	6,583
Uncertain tax provisions	2,424	(2,428)	—
Effect of utilization of deductible temporary difference previously unrecognized	(12,872)	—	—
Deferred income tax for dividend distribution	—	16,800	53,702
Other	3,352	6,305	3,368
Income tax expense	27,249	167,803	224,586

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately RMB4,089, RMB826 and RMB8,307 for the years ended December 31, 2016, 2017 and 2018, respectively. Without such exemption, the Group’s basic net profit per share for the years ended December 31, 2016, 2017 and 2018 would have been decreased by RMB0.00, RMB0.00 and RMB0.01, and diluted net profit per share for the years ended December 31, 2016, 2017 and 2018 would have been decreased by RMB0.00, RMB0.00 and RMB0.01.

If the entities were to be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%, whereas in the case of dividends paid by PRC subsidiaries which are 25% or more directly owned by tax residents in the Hong Kong Special Administrative Region, the withholding tax would be 5%. The Group’s subsidiary, CNinsure Holdings Limited, enjoys a reduced tax rate under Bulletin [2018] No. 9 (e.g. beneficial ownership, shareholding percentage and holding period) and qualified as Hong Kong resident certificate and entitled to enjoy 5% reduced tax rate for the year ended December 31, 2018.

Aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution to the Group of approximately RMB2,209,904 and RMB1,441,628 as of December 31, 2017 and 2018 respectively, are considered to be indefinitely reinvested. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred tax liability in respect of those undistributed earnings of approximately RMB220,990 and RMB66,580, respectively.

As of December 31, 2018, the Group has provided RMB5,502 deferred income tax for the declared dividend distribution based on a 5% withholding tax rate.

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

As described in note 8, the Company repurchased 1,423,774 ADS (equivalent of 28,475,480 ordinary shares) on the open market and 7.5 million ADS (equivalent of 150,000,000 shares) from Master Trend Limited to execute the 521 Plan in 2018, for an accumulated cash consideration of RMB1,716,343, representing 2.19% and 11.52% of the total shares outstanding as of December 31, 2018 respectively. Master Trend Limited is an investment vehicle company beneficially owned by Mr. Qiuping Lai, co-founder and former president of the Group who has retired from the Company in March 2016.

During 2018, the Company issued 1,760,000 new shares for the exercise of options, representing 0.16% of the total shares outstanding as of December 31, 2018.

During 2017, the Company issued 69,118,158 new shares for the exercise of options, representing 5.32% of the total shares outstanding as of December 31, 2017.

On April 6, 2017, the Company announced that it entered into a share purchase agreement with Fosun Industrial Holdings Limited (“Fosun”), a wholly-owned subsidiary of Fosun International Limited (00656.HK) for a private placement of 66,000,000 ordinary shares (equivalent to 3,300,000 ADS) of the Company, at purchase price of US$0.44 per ordinary share equivalent to US$8.84 per ADS), for a total investment of US$29,162. The purchase price represents the average closing price of the past 20 trading days prior to the signing of the share purchase agreement between Fosun and the Company on March 29, 2017. Fosun holds 5.08% of the total shares outstanding as of December 31, 2017 and its purchased shares are subject to a contractual one-year lock-up.

During 2016, the Company issued 2,597,400 new shares for the exercise of options, representing 0.22% of the total shares outstanding as of December 31, 2016.

During 2016, the Company issued 7,416,000 new shares for acquisition of additional interest in a subsidiary, representing 0.64% of total shares outstanding as of December 31, 2016.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(13)	Net Income per Share

The computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Basic:
Net income from continuing operations	145,095	446,236	617,095
Net income from discontinued operations	22,543	5,480	—
Net income	167,638	451,716	617,095
Less: Net income attributable to the noncontrolling interests	10,591	2,488	7,180
Net income attributable to the Company’s shareholders	157,047	449,228	609,915
Weighted average number of ordinary shares outstanding	1,160,592,325	1,231,698,725	1,239,264,464
Basic net income from continuing operations per ordinary share	0.12	0.36	0.49
Basic net income from discontinued operations per ordinary share	0.02	0.00	0.00
Basic net income per ordinary share	0.14	0.36	0.49
Basic net income from continuing operations per ADS	2.32	7.20	9.84
Basic net income from discontinued operations per ADS	0.39	0.09	0.00
Basic net income per ADS	2.71	7.29	9.84

Diluted:
Net income from continuing operations	145,095	446,236	617,095
Net income from discontinued operations	22,543	5,480	—
Net income	167,638	451,716	617,095
Less: Net income attributable to the noncontrolling interests	10,591	2,488	7,180
Net income attributable to the Company’s shareholders	157,047	449,228	609,915
Weighted average number of ordinary shares outstanding	1,160,592,325	1,231,698,725	1,239,264,464
Weighted average number of dilutive potential ordinary shares from share options	48,229,471	29,524,324	1,589,570
Total	1,208,821,796	1,261,223,049	1,240,854,034
Diluted net income from continuing operations per ordinary share	0.11	0.36	0.49
Diluted net income from discontinued operations per ordinary share	0.02	0.00	0.00
Diluted net income per ordinary share	0.13	0.36	0.49
Diluted net income from continuing operations per ADS	2.23	7.20	9.83
Diluted net income from discontinued operations per ADS	0.37	0.09	0.00
Diluted net income per ADS	2.60	7.29	9.83

The shares subscribed by the Participants under the 521 Plan is excluded from the computation of basic and diluted income per ordinary share during the year ended December 31, 2018. Further, the contingently issuable shares subject to the 521 Plan will be excluded from basic income per ordinary share until the shares are fully vested upon the achievement of performance conditions under the 521 Plan by the Participants.

(14)	Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2017 and 2018. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There are no appropriations to reserves by the

Company other than the Group’s subsidiaries and VIEs in the PRC during the periods presented. The accumulated amounts contributed to the statutory reserves were RMB311,038 and RMB480,881 as of December 31, 2017 and 2018, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(15)	Related Party Balances and Transactions

The principal related party balances as of December 31, 2017 and 2018, and transactions for the years ended December 31, 2016, 2017 and 2018 are as follows:

a)	Amounts due from related parties:

	As of December 31,
	2017	2018
	RMB	RMB
Subscription receivables (Note 2(m))	248,717	—

b)

The Group advanced a short-term loan with a principal amount of RMB50,000 to Shenzhen Baoying Factoring Co., Ltd. (“Shenzhen Baoying”) in August 2018, which was controlled by Puyi, the Group’s affiliate. The amounts is unsecured, bearing interest at 8.5% per annum and are repayable after 6 months from the date of the agreement. The principal and interest of the loan have been received on November 2018. Interest income from loan receivable from Shenzhen Baoying for 2018 is RMB989.

The Group charged CNFinance interest income of nil, RMB8,714, and nil for loans receivable for the years ended December 31, 2016, 2017, and 2018, respectively. The Group invested in senior units of structure fund issued by CNFinance and received investment income of RMB610 during the year 2018.

In 2018, one of the Group’s subsidiaries purchased certain wealth management products offered by an online peer-to-peer (“P2P”) lending platform which is considered to be a related party as the legal representative of the company which operates the P2P platform is a relative to Mr. Yinan Hu, the Group’s co-founder and director. The wealth management products purchased on the platform by the subsidiary bear interests at 7.3% with terms of 90 days. Principal and interests are payable upon maturity of those products. As of December 31, 2018, the value of the outstanding wealth management products was RMB15,000 and no investment income has been recognized before maturity.

c)	During 2018, a total of 7.5 million ADS (equivalent of 150,000,000 ordinary shares) has been purchased from Master Trend at USD29 per ADS (equivalent to USD1.45 per ordinary share), representing the average closing price of the 30 trading days prior to the Group’s Board approval on June 14, 2018. In form of loan to the 521 plan’s participants, the Group had paid RMB1,318,611 as 90% of shares purchase consideration to Master Trend during 2018. The remaining 10% in the amount of RMB146,512 was paid by the 521 Plan’s Participants directly to Master Trend, representing a non-cash transaction in 2018.

Master Trend is beneficially owned by Mr. Qiuping Lai and Master Trend is a related party because it is a principal owners of the Group at the time of the repurchase. Master Trend still hold 4.3% ordinary shares of the Group as of October 10, 2018, upon the Group’s completion of its repurchase transactions of 7.5 million ADS.

(16)	Commitments and Contingencies

(i) The Group has several non-cancelable operating leases, primarily for office premises.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum operating lease payments as of December 31, 2018 are:

Minimum Lease Payment
RMB
Year ending December 31:
2019	71,812
2020	57,253
2021	34,499
2022	19,048
2023	10,571
Thereafter	7,306
Total	200,489

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(ii) Rental expenses incurred under operating leases for the years ended December 31, 2016, 2017 and 2018 amounted to RMB40,394, RMB50,837 and RMB62,840, respectively.

(iii) These administrative proceedings have resulted in administrative sanctions, including fines in the range from RMB8 to RMB150 in 2018, which have not been material to the Group. Fines incurred under General and administrative expenses for the years ended December 31, 2017 and 2018 amounted to RMB77 and RMB652, respectively.

(iv) On September 7, 2018, Miao Long, individually and on behalf of an alleged class of similarly situated holders of the Group’s ADSs, filed a class action lawsuit in the United States District Court for the Southern District of New York against the Group and two of their executive officers. The complaint alleges that the Group made false and misleading statements regarding the Group’s business, operational and compliance policies. The complaint principally alleges that they engaged in improper business practices including irregular accounting, which were intended to benefit the Group’s insiders and overstated their financial assets and performance metrics. The complaint asserts claims under Section 10(b) of the Security Exchange Act of 1934, or the Exchange Act, and Rule 10b-5 thereunder and under Section 20(a) of the Exchange Act.

In an order dated December 13, 2018, the Court appointed Miao Long as lead plaintiff and approved the selection of Pomerantz LLP as lead counsel.

On January 2, 2019, the United States District Court for the Southern District of New York ordered a briefing schedule, providing that after the court’s entry of an order appointing a lead plaintiff under the Private Securities Litigation Reform Act, the lead plaintiff must either file a consolidated complaint or give notice of its intent not to do so (and therefore proceed on its initial complaint) by February 20, 2019. The Group’s response to the operative complaint was due by April 1, 2019; the lead plaintiff’s opposition is due by May 1, 2019; and the Group’s reply is due by May 15, 2019.

On February 20, 2019, the lead plaintiff filed an amended complaint. The Group, which is the only defendant that has been served so far, filed a motion to dismiss the amended compliant on April 1, 2019.

The outcome of the above class action cannot be reliably estimated with reasonable certainty at this stage and no provision has thus been made as of December 31, 2018.

(17)	Concentrations of Credit Risk

Concentration risks

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Year ended December 31,
	2016	% of sales	2017	% of sales	2018	% of sales
	RMB		RMB		RMB

Huaxia Life Insurance Company Limited (“Huaxia”)	517,759	12.7%	990,865	24.2%	1,100,027	31.7%
Tianan Life Insurance Company Limited (“Tianan”)	*	*	913,456	22.3%	704,933	20.3%
AEON Life Insurance Company, Ltd (“AEON”).	*	*	*	*	453,120	13.1%
PICC Property and Casualty Company Limited	878,249	21.5%	*	*	*	*
China Pacific Property Insurance Co., Ltd.	439,749	10.8%	*	*	*	*
	1,835,757	45.0%	1,904,321	46.5%	2,258,080	65.1%

*	represented less than 10% of total net revenues as of the year.

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2017	%	2018	%
	RMB		RMB
Huaxia	229,444	44.5%	161,908	31.8%
Tianan	92,988	18.0%	75,777	14.9%
AEON	*	*	74,538	14.7%
	322,432	62.5%	312,223	61.4%

*	represented less than 10% of account receivables as of the year end.

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents and short investments with financial institutions with high-credit ratings and quality.

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

(18)	Share-based Compensation

(a)	2012 Option

(i)	2012 Options G

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

For the years ended December 31, 2016, 2017 and 2018, share-based compensation expenses of RMB4,367, nil and nil were recognized in connection with the 2012 Options G, respectively. During the year ended December 31, 2018, 1,760,000 shares of 2012 Options G had been exercised. During the years ended December 31, 2016, 2017 and 2018, 10 shares, 400,000 shares and nil shares of 2012 Options G, respectively, were forfeited due to employee resignations. No share-based compensation expense related to the forfeited options was recognized.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(ii)	2012 Options H

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

For the years ended December 31, 2016, 2017 and 2018, share-based compensation expenses of RMB570, nil and nil were recognized in connection with the 2012 Options H, respectively. By the year ended December 31, 2017, the remaining outstanding of 2012 Option H has been fully exercised. During the year ended December 31, 2018, nil of 2012 Options H had been exercised. During the years ended December 31, 2016, 2017 and 2018, 141,789 shares, nil share and nil share shares of 2012 Options H, respectively, were forfeited due to termination of agency contracts. No share-based compensation expense related to the forfeited options was recognized.

Prior to 2012 Option, the company granted options its employees under 2009 options and 2008 options (collectively the “Options”). The Options shall vest over a four-year period subject to the continuous employment of the option grantees and their key performance indicators (“KPI”) results for the year 2009. The expiration date of the Options is March 31, 2015, which was later modified to December 31, 2017 with an incremental compensation cost of RMB6,700 charged for the period in which the modification occurred in December 2013. During the year ended December 31, 2018, nil shares and nil shares had been exercised for 2009 options and 2008 options respectively. No share-based compensation expense was recognized for the years ended December 31, 2016, 2017 and 2018.

For each of the three years ended December 31, 2016, 2017 and 2018, changes in the status of total outstanding options under 2012 Options, 2009 Options and 2008 Options, were as follows:

	Number of options	Weighted average exercise price in RMB	Aggregate Intrinsic Value RMB
Outstanding as of January 1, 2016	75,063,552	0.90	148,348
Exercised	(2,597,400)	0.45
Forfeited	(147,994)	0.01
Outstanding as of December 31, 2016	72,318,158	0.92	141,274
Exercised	(69,118,158)	0.96
Forfeited	(400,000)	0.01
Outstanding as of December 31, 2017	2,800,000	1.17	16,422
Exercised	(1,760,000)	0.01
Forfeited	—	—
Outstanding as of December 31, 2018	1,040,000	0.01	7,841
Exercisable as of December 31, 2018	1,040,000	0.01	7,841

As of December 31, 2018, all of the above options were fully vested.

The following table summarizes information about the Company’s share option plans for the years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Weighted-average grant-date fair value per share of options granted	—	—	—
Total intrinsic value of options exercised	6,406	270,419	16,884
Total fair value of share options vested	13,631	—	—

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

The following table summarizes information about the Company’s stock option plans as of December 31, 2018:

	Options outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise price in RMB	Options Exercisable

2012 Options G	1,040,000	4.25	0.01	1,040,000

(b)	The 521 Plan

In substance recourse loans and option grants

As disclosed in note 8, the 521 Plan was designed to incentivize the Participants, 90% of the subscription price of the shares under the 521 Plan shall be settled by the Group through in-substance nonrecourse loans with interest at a rate of 8% to the Participants. While the remaining 10% is contributed by the Participants. The loan is repayable by the Participants upon the earlier of the expiry date of the 521 Plan, termination of employment or the agency contract or within five years.

Given the consideration received from the employee consists of an in-substance nonrecourse loans, the award is, accounted for as an option until the note is repaid. The underlying shares which are collaterals to the loans, the Group also has legal recourse to the Participants’ personal assets until the loans and interests are paid in full. However, the Group considers these loans to be in-substance nonrecourse loans due to the uncertainty of the Group’s ability to recover sufficient assets from the Participants to justify the recourse nature of the loan. In accordance of ASC 718, the rights and obligations embodied in a transfer of equity shares to Participants for loans that provides no recourse to other assets of the employee (that is, other than the shares) are substantially the same as those embodied in a grant of share options. Accordingly, the 521 Plan is accounted for as grant of share options. The principal and interest are included as part of the exercise price of the “option” (therefore, no interest income is recognized). Substantively, each share under the 521 Plan is an option to purchase a fixed number of share at a strike price per ADS equal to the subscription price (i.e., the exercise price) of US$27.38 per ADS increasing over time as interest accrues on the loan, offset by any dividends declared on the share. Further, because the shares sold on a nonrecourse basis are accounted for as options, the note and the shares are not recorded. Rather, compensation cost is recognized over any requisite service period, with an offsetting credit to additional paid-in capital (“APIC”). Periodic principal and interest payments, if any, are treated as deposits.

Refundable share right deposits are recorded as a liability until the note is paid off, at which time the deposit balance is transferred to APIC. Nonrefundable deposits are immediately recorded as a credit to APIC as payments are received.

Vesting conditions:

Vesting, Forfeiture, and Settlement Terms:

The Participants’ rights to ownership benefits of the shares are subject to the Participants’ achievement of service and performance vesting conditions. Each award agreement contains a condition for service from January 1, 2019 through December 31, 2023 (which coincides with loan maturity date) as well as individually determined performance conditions based on cumulative sales over the service period. Participants must achieve both the service and performance conditions to fully vest in the shares at the end of the loan maturity date, otherwise the share appreciation profits at the end of the vesting period, if any after principals and accrued interests of the loans are fully repaid to the Group, will be either fully retained or partially retained by the Group.

Under these vesting and profit distribution arrangements, the Group can be required to settle the option or similar instrument by transferring cash, representing a noncontingent cash settlement feature which requires the 521 awards to be liability classified.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

The Company used the Black-Scholes valuation model in determining the fair value of 521 plan’s ordinary shares granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, dividend rate and risk-free interest rate. The assumption used in determining the fair value of the 521 plan’s ordinary shares on the grant date were as follows:

Assumptions	December 31, 2018

Expected dividend yield (Note i)	2.64%
Risk-free interest rate (Note ii)	2.51%
Expected volatility (Note iii)	55.5%
Expected life (Note iv)	5 years
Fair value per ordinary share on grant date	USD0.37

(i)	Expected dividend yield:

The expected dividend yield was estimated by the Company based on its historical dividend policy.

(ii)	Risk-free interest rate:

Risk-free interest rate was estimated based on the 5-year US Government Bond yield as of the valuation date.

(iii)	Expected volatility:

The volatility of the underlying ordinary shares was estimated based on the annualized standard deviation of the continuously compounded rate of return on the daily average adjusted share price of the Group as of the Valuation Date.

(iv)	Expected life:

The expected life was the contractual life of the 521 plan.

As of December 31, 2018, the Group had reserved 280,000,000 ordinary shares available to be granted as share-based awards under the 521 Plan. The 521 Plan is generally scheduled to be vested over five years. 150,000,000 ordinary shares were granted on December 31, 2018 and the rest has been granted on January 10, 2019 subsequently. The Group estimate the forfeiture rate for both independent agents and employees will be nil and nil for 2018 respectively.

For the years ended December 31, 2018, changes in the status of total outstanding options under 521 Plan, was as follows:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (Years)	Aggregate Intrinsic Value RMB
Outstanding as of January 1, 2018	—	—	—	—
Granted	150,000,000	1.5	5.00	—
Exercised	—	—	—
Forfeited	—	—	—
Outstanding as of December 31, 2018	150,000,000	1.5	5.00	—

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

No share-based compensation expense related to the 521 plan was recognized for the year ended December 31, 2018. As the 521 plan was initially recognised as a liability award, the unrecognised share base compensation expense related to 521 plan is variable based on the change of the fair value at each reporting date. Compensation cost for each period until settlement shall be based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value of the instrument for each reporting period. As of December 31, 2018, there was RMB7,368 unrecognized share-based compensation expense related to unvested share options granted to the 521 plan’s participants.

(19)	Treasury Stock

During the year ended December 31, 2018, a total of 178,475,480 ordinary shares, comprising 28,475,480 ordinary shares repurchased from the open market and 150,000,000 ordinary shares purchased from Master Trend, a related party of the Group at the time of the transaction. The shares are repurchased from Master Trend at US$29 per ADS, representing the average closing price of the 30 trading days prior to the Board approval date of June 14, 2018. The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity. The ordinary shares subject to the 521 Plan are considered contingently issuable. Refer to Note 8 for details of the 521 Plan.

There was no repurchase of ordinary shares by the Group during the years ended December 31, 2016 and 2017.

(20)	Restricted Net Assets

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. As of December 31, 2017, and 2018, the Company had restricted net assets of RMB2,245,077 and RMB2,977,988 (including nil and nil restricted share capital and statutory reserves of the VIEs), respectively, which were not eligible to be distributed. These amounts were comprised of the registered capital of the Company’s PRC subsidiaries and the statutory reserves disclosed in Note 14.

(21)	Segment Reporting

As of December 31, 2018, the Group operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

The following table shows the Group’s operations by business segment for the years ended December 31, 2016, 2017 and 2018. Other includes revenue and expenses that are not allocated to reportable segments and corporate related items.

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net revenues
Agency	3,746,471	3,780,217	3,143,873	457,257
Claims Adjusting	336,413	308,256	327,390	47,617
Total net revenues	4,082,884	4,088,473	3,471,263	504,874
Operating costs and expenses
Agency	(3,667,004)	(3,408,499)	(2,614,593)	(380,276)
Claims Adjusting	(306,804)	(308,321)	(316,899)	(46,091)
Other	(117,542)	(98,517)	(114,028)	(16,585)
Total operating costs and expenses	(4,091,350)	(3,815,337)	(3,045,520)	(442,952)
Income (loss) from operations
Agency	79,467	371,718	529,280	76,981
Claims Adjusting	29,609	(65)	10,491	1,526
Other	(117,542)	(98,517)	(114,028)	(16,585)
Income (loss) from operations	(8,466)	273,136	425,743	61,922

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Segment assets
Agency	680,602	816,596	118,770
Claims Adjusting	271,616	266,077	38,699
Other	3,785,524	2,783,938	404,908
Total assets	4,737,742	3,866,611	562,377

Substantially all of the Group’s revenues for the three years ended December 31, 2016, 2017 and 2018 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(22)	Subsequent events

On January 10, 2019, the Company had granted an additional 6.5 million ADS (equivalent of 130,000,000 ordinary shares) to the Participants. On January 24, 2019, the Group announced the completion of its expanded share repurchase program under the 521 Plan previously authorized by its board of directors (the “Board”). Pursuant to Board approval previously announced in August 2018, on January 24, 2019, the Company resold the 1,423,774 ADS (equivalent of 28,475,480 ordinary shares) which were held in treasury to Employee Companies established on behalf of 521 plan’s Participants, at USD25.6 per ADS (equivalent of USD1.28 per ordinary share). In the meantime, the Company was approved by the Board to newly issue and sell 101,524,520 ordinary shares to 521 Plan Employee Companies established on behalf of 521 plan’s Participants at the same price. There was RMB35,304 unrecognized share-based compensation expense related to unvested share options granted to the 521 plan’s participants as of January 10, 2019. Pursuant to the Company’s 521 Plan, 280,000,000 ordinary shares had been purchased by 521 Plan Employee Companies at the weighted average price of USD1.37 per ordinary share.

On March 11, 2019, the Group’s Board of Directors declared a quarterly dividend of US$0.0125 per ordinary share, or US$0.25 per ADS, amounting to a total of US$17,498. The dividend will be paid to shareholders of record on March 21, 2019.

On March 11, 2019, the Group announced that its board of directors has approved its management’s proposal to increase its annual aggregate dividend by 20% from US$1.0 per American Depository Share (“ADS”) in 2018 to US$1.2 per ADS, or US$0.06 per ordinary share in 2019. The dividend will be paid on a quarterly basis, with US$0.3 per ADS, or US$0.015 per ordinary share, payable in each of the next four quarters.

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

Statements of Financial Position

(In thousands, except for shares and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	169,413	366,862	53,358
Other receivables and amounts due from subsidiaries and affiliates	1,641,554	1,119,686	162,852
Total current assets	1,810,967	1,486,548	216,210
Non-current assets:
Investment in subsidiaries	2,126,599	2,638,621	383,772
Investment in an affiliate	—	11,350	1,650
Total assets	3,937,566	4,136,519	601,632

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables and accrued expenses	2,415	1,337,039	194,464
Amounts due to subsidiaries	58,100	27,969	4,068
Non-current liabilities:
Other Non-current liabilities	—	138,328	20,119
Total liabilities	60,515	1,503,336	218,651
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued and outstanding shares: 1,300,191,084 and 1,301,951,084 as of December 31, 2017 and 2018, respectively)	9,571	9,583	1,394
Treasury stock	—	(1,156)	(168)
Additional paid-in capital	2,429,559	437,176	63,584
Retained earnings	1,779,746	2,280,870	331,739
Accumulated other comprehensive loss	(93,108)	(93,290)	(13,568)
Subscription receivables	(248,717)	—	—
Total equity	3,877,051	2,633,183	382,981
Total liabilities and shareholders’ equity	3,937,566	4,136,519	601,632

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)

Statements of Income and Comprehensive Income

(In thousands)

	Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
General and administrative expenses	(9,938)	(4,435)	(6,973)	(1,014)
Interest income	8,271	2,229	10,624	1,545
Equity in earnings of subsidiaries and an affiliate	158,714	451,434	606,264	88,177
Net Income attributable to the Company’s shareholders	157,047	449,228	609,915	88,708
Other comprehensive (loss) income: Foreign currency translation adjustments	2,177	(10,664)	(10,194)	(1,483)
Changes in fair value of short term investments	632	(632)	-	-
Share of other comprehensive gain (loss) of affiliates	(37,911)	1,263	(1,763)	(256)
Comprehensive income attributable to the Company’s shareholders	121,945	439,195	597,958	86,969

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)

Statements of Shareholders’ Equity

(In thousands, except for shares)

	Share Capital		Additional	Treasury Stock			Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Retained Earnings	Comprehensive Loss	Subscription Receivables	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	1,155,059,526	8,592	2,454,244	—	—	1,173,471	(50,048)	(268,829)	3,317,430
Net income	—	—	—	—	—	157,047	—	—	157,047
Foreign currency translation	—	—	—	—	—	—	21,483	(19,306)	2,177
Exercise of share options	2,597,400	17	1,127	—	—	—	—	—	1,144
Share-based compensation	—	—	4,937	—	—	—	—	—	4,937
Acquisition of additional interests in a subsidiary	7,416,000	49	(174,779)	—	—	—	—	—	(174,730)
Disposal of subsidiaries	—	—	16,126	—	—	—	—	—	16,126
Changes in fair value of short term investments	—	—	—	—	—	—	632	—	632
Share of other comprehensive income in affiliates	—	—	—	—	—	—	(37,911)	—	(37,911)
Balance as of December 31, 2016	1,165,072,926	8,658	2,301,655	—	—	1,330,518	(65,844)	(288,135)	3,286,852
Net income	—	—	—	—	—	449,228	—	—	449,228
Foreign currency translation	—	—	—	—	—	—	(27,895)	17,231	(10,664)
Exercise of share options	69,118,158	458	64,488	—	—	—	—	—	64,946
Share-based compensation	—	—	—	—	—	—	—	—	—
Private placement	66,000,000	455	200,632	—	—	—	—	—	201,087
Subscription receipt	—	—	—	—	—	—	—	22,187	22,187
Distribution of dividend	—	—	(137,216)	—	—	—	—	—	(137,216)
Changes in fair value of short term investments	—	—	—	—	—	—	(632)	—	(632)
Share of other comprehensive loss in affiliates	—	—	—	—	—	—	1,263	—	1,263
Balance as of December 31, 2017	1,300,191,084	9,571	2,429,559	—	—	1,779,746	(93,108)	(248,717)	3,877,051
Net income	—	—	—	—	—	609,915	—	—	609,915
Foreign currency translation	—	—	—	—	—	—	1,581	(11,775)	(10,194)
Exercise of share options	1,760,000	12	3,274	—	—	—	—	—	3,286
Repurchase of ordinary shares from shareholder	—	—	(1,464,163)	150,000,000	(960)	—	—	—	(1,465,123)
Repurchase of ordinary shares from open market	—	—	(251,024)	28,475,480	(196)	—	—	—	(251,220)
Private placement	—	—	—	—	—	—	—	—	—
Subscription receipt	—	—	—	—	—	—	—	260,492	260,492
Distribution of dividend	—	—	(280,470)	—	—	(108,791)	—	—	(389,261)
Changes in fair value of short term investments	—	—	—	—	—	—	—	—	—
Share of other comprehensive income of affiliates	—	—	—	—	—	—	(1,763)	—	(1,763)
Balance as of December 31, 2018	1,301,951,084	9,583	437,176	178,475,480	(1,156)	2,280,870	(93,290)	—	2,633,183
Balance as of December 31, 2018 in US$	—	1,394	63,584	—	(168)	331,739	(13,568)	—	382,981

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	157,047	449,228	609,915	88,708
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and an affiliate	(158,714)	(451,434)	(606,264)	(88,176)
Compensation expenses associated with stock options	4,937	—	—	—
Changes in operating assets and liabilities:
Other receivables	(9,290)	(6,489)	10,644	1,548
Other payables	3,506	(5,693)	1,326,440	192,923
Net cash used in operating activities	(2,514)	(14,388)	1,340,735	195,003
Cash flows (used in) generated from investing activities
Decrease in investment in subsidiaries and an affiliate	127,475	98,399	81,129	11,799
Advances to subsidiaries and affiliates	(122,885)	(38,609)	467,995	68,066
Decrease in advances to subsidiaries and affiliates	—	174,012	—	—
Net cash generated from investing activities	4,590	233,802	549,124	79,865
Cash flows generated from (used in ) financing activities:
Proceeds on exercise of stock options	1,144	64,946	3,286	478
Proceeds of employee subscriptions	—	22,187	211,054	30,697
Dividends paid	—	(137,216)	(326,725)	(47,520)
Repurchase ordinary shares from open market	—	—	(251,220)	(36,538)
Repurchase ordinary shares from shareholder	—	—	(1,318,611)	(191,784)
Net cash generated from (used in) financing activities	1,144	(50,083)	(1,682,216)	(244,667)
Net increase in cash and cash equivalents	3,220	169,331	207,643	30,201
Cash and cash equivalents and restricted cash at beginning of year	5,349	10,746	169,413	24,640
Effect of exchange rate changes on cash and cash equivalents	2,177	(10,664)	(10,194)	(1,483)
Cash and cash equivalents and restricted cash at end of year	10,746	169,413	366,862	53,358

FANHUA INC.

Note to Schedule 1

(In thousands, except for shares)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2018, RMB2,977,988 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company have been presented for the years ended December 31, 2016, 2017 and 2018.