Form 20-F
period 2019-12-31
FANHUA INC.
filed 2020-04-29
CIK 1413855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . .

For the transition period from                         to

Commission file number: 001-33768

FANHUA INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(Address of principal executive offices)

Peng Ge, Chief Financial Officer

Tel: +86 20 83883033

E-mail: gepeng@fanhuaholdings.com

Fax: +86 20 83883181

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Ticker Symbol(s)	Name of Each Exchange on Which Registered
Ordinary shares, par value US$0.001 per share* American depositary shares, each representing 20 ordinary shares	FANH	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, each representing 20 ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,353,891,784 ordinary shares, par value US$0.001 per share as of December 31, 2019

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

Yes  ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes  ☐  No  ☐

- i -

INTRODUCTION

In this annual report, unless the context otherwise requires:

●	“we,” “us,” “our company,” “our” or “Fanhua” refer to Fanhua Inc., formerly known as CNinsure Inc., its subsidiaries and consolidated affiliated entities, if applicable;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Taiwan, Hong Kong Special Administrative Region and Macau Special Administrative Region;

●	“provinces” of China refers to the 22 provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing), the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi), excluding, solely for the purpose of this annual report, Taiwan, Hong Kong Special Administrative Region and Macau Special Administrative Region;

●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

●	“ADSs” refers to our American depositary shares, each of which represents 20 ordinary shares;

●	all references to “RMB” or “Renminbi” are to the legal currency of China, all references to “US$” and “U.S. dollars” are to the legal currency of the United States and all references to “HK$” and “HK dollars” are to the legal currency of the Hong Kong Special Administrative Region; and

●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

- ii -

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected consolidated statements of income data for the years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of income data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheets data as of December 31, 2015, 2016 and 2017 have been derived from our consolidated financial statements, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

In November 2017, we disposed of Fanhua Bocheng Insurance Brokerage Co., Ltd., or Bocheng, which was the primary operating entity of our insurance brokerage segment. Accordingly, the insurance brokerage segment was accounted as discontinued operations. Consolidated statements of operations for the years ended 2015 and 2016 as presented below have been restated to conform to the current presentation.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except shares, per share and per ADS data)
Consolidated Statements of Income Data
Net revenues:
Agency	2,155,264	3,746,471	3,780,217	3,143,873	3,335,397	479,100
Life insurance business	319,916	990,541	2,424,444	2,870,776	3,193,625	458,736
P&C insurance business	1,835,348	2,755,930	1,355,773	273,097	141,772	20,364
Claims adjusting	303,846	336,413	308,256	327,390	370,606	53,234
Total net revenues	2,459,110	4,082,884	4,088,473	3,471,263	3,706,003	532,334
Operating costs and expenses:
Agency	(1,675,262)	(2,906,791)	(2,864,882)	(2,151,856)	(2,263,952)	(325,196)
Life insurance business	(205,313)	(673,230)	(1,636,340)	(1,943,053)	(2,166,126)	(311,144)
P&C insurance business	(1,469,949)	(2,233,561)	(1,228,542)	(208,803)	(97,826)	(14,052)
Claims adjusting	(181,370)	(199,810)	(194,525)	(194,159)	(219,496)	(31,529)
Total operating costs	(1,856,632)	(3,106,601)	(3,059,407)	(2,346,015)	(2,483,448)	(356,725)
Selling expenses(1)	(125,041)	(502,802)	(221,785)	(231,075)	(278,085)	(39,944)
General and administrative expenses(1)	(387,362)	(448,989)	(481,947)	(534,145)	(475,107)	(68,245)
Total operating costs and expenses	(2,430,662)	(4,091,350)	(3,815,337)	(3,045,520)	(3,236,640)	(464,914)
Income (loss) from continuing operations	28,448	(8,466)	273,136	425,743	469,363	67,420
Other income, net:
Investment income	65,624	115,275	191,784	195,456	79,070	11,358
Interest income	57,206	6,901	25,891	34,207	2,828	406
Others, net	20,964	10,341	14,284	11,807	9,664	1,388
Income from continuing operations before income taxes, share of income and impairment of affiliates, net and discontinued operations	172,242	124,051	505,095	667,213	560,925	80,572
Income tax expense	(25,553)	(27,249)	(167,803)	(224,586)	(143,816)	(20,658)
Share of income of affiliates	26,924	48,293	108,944	174,468	(224,555)	(32,255)
Net income from continuing operations	173,613	145,095	446,236	617,095	192,554	27,659
Net income from discontinued operations, net of tax	41,868	22,543	5,480	—	—	—
Net income	215,481	167,638	451,716	617,095	192,554	27,659
Less: Net income attributable to the noncontrolling interests	5,395	10,591	2,488	7,180	3,622	520
Net income attributable to the Company’s shareholders	210,086	157,047	449,228	609,915	188,932	27,139
Net income per share:
Basic:
Net income from continuing operation	0.14	0.12	0.36	0.49	0.17	0.02
Net income from discontinued operation	0.04	0.02	0.00	0.00	0.00	0.00
Net income	0.18	0.14	0.36	0.49	0.17	0.02
Diluted:
Net income from continuing operation	0.14	0.11	0.36	0.49	0.17	0.02
Net income from discontinued operation	0.03	0.02	0.00	0.00	0.00	0.00
Net income	0.17	0.13	0.36	0.49	0.17	0.02
Net income per ADS:
Basic:
Net income from continuing operation	2.92	2.32	7.20	9.84	3.46	0.50
Net income from discontinued operation	0.73	0.39	0.09	0.00	0.00	0.00
Net income	3.65	2.71	7.29	9.84	3.46	0.50
Diluted:
Net income from continuing operation	2.79	2.23	7.20	9.83	3.46	0.50
Net income from discontinued operation	0.70	0.37	0.09	0.00	0.00	0.00
Net income	3.49	2.60	7.29	9.83	3.46	0.50
Shares used in calculating net income per share:
Basic	1,151,705,374	1,160,592,325	1,231,698,725	1,239,264,464	1,092,601,338	1,092,601,338
Diluted	1,203,323,521	1,208,821,796	1,261,223,049	1,240,854,034	1,093,229,436	1,093,229,436

(1)	Including share-based compensation expenses of RMB17.7 million, RMB4.9 million, nil, nil and RMB0.4 million in aggregate for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,115,172	236,952	363,746	772,823	169,653	24,369
Total current assets	3,513,061	3,694,564	4,132,527	3,061,107	2,681,751	385,210
Total assets	4,014,428	4,238,568	4,737,742	3,866,611	3,440,843	494,246
Total current liabilities	488,448	747,119	661,860	905,583	947,974	136,168
Total liabilities	580,859	834,474	749,349	1,119,885	1,396,375	200,576
Noncontrolling interests	116,139	117,242	111,342	113,543	113,182	16,258
Total equity	3,433,569	3,404,094	3,988,393	2,746,726	2,044,468	293,670
Total liabilities and shareholders’ equity	4,014,428	4,238,568	4,737,742	3,866,611	3,440,843	494,246

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.9618 to US$1.00, the noon buying rate in effect as of December 31, 2019 in The City of New York for cable transfers of RMB, as set forth in H.10 weekly statistical release of the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 24, 2020, the noon buying rate was RMB7.0813 to US$1.00.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

If and when our contracts with insurance companies are suspended or changed, our business and operating results will be materially and adversely affected.

We primarily act as agents for insurance companies in distributing their products to retail customers. We also provide claims adjusting services principally to insurance companies. Our relationships with the insurance companies are governed by agreements between us and the insurance companies. We have entered into strategic partnership agreements with most of our major insurance company partners for the distribution of life, property and casualty insurance products and the provision of claims adjusting services at the corporate headquarters level. While this approach allows us to obtain more favorable terms from insurance companies by combining the sales volumes and service fees of all of our subsidiaries operating insurance agency and claims adjusting businesses, it also means that the termination of a major contract could have a material adverse effect on our business. Under the framework of the headquarter-to-headquarter agreements, our subsidiaries operating insurance agency and claims adjusting businesses generally also enter into contracts at a local level with the respective provincial, city and district branches of the insurance companies. Generally, each branch of these insurance companies has independent authority to enter into contracts with our relevant subsidiaries, and the termination of a contract with one branch has no significant effect on our contracts with the other branches. See “Item 4. Information on the Company — B. Business Overview — Insurance Company Partners.” These contracts establish, among other things, the scope of our authority, the pricing of the insurance products we distribute and our fee rates. These contracts typically have a term of one year and certain contracts can be terminated by the insurance companies with little advance notice. Moreover, before or upon expiration of a contract, the insurance company that is a party to that contract may agree to renew it only with changes in material terms, including the amount of commissions and fees we receive, which could reduce our revenues to be generated from that contract.

For the year ended December 31, 2019, our top five insurance company partners were Huaxia Life Insurance Co., Ltd., or Huaxia, Aeon Life Insurance Co., Ltd., or Aeon, Sinatay Life Insurance Co., Ltd., or Sinatay, Tian’an Life Insurance Co., Ltd., or Tian’an, and Evergrande Life Insurance Co., Ltd., or Evergrande. Among these top five partners, each of Huaxia, Aeon, Sinatay, Tian’an accounted for more than 10% of our total net revenues individually in 2019, with Huaxia accounting for 23.8%, Aeon accounting for 18.3%, Sinatay accounting for 16.1% and Tian’an accounting for 12.1%, respectively.

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

As of December 31, 2019, we had 670,104 sales agents and 1,627 claim adjustors. Out of the 670,104 sales agents, 394,327 were performing agents, who have sold at least one insurance policy in 2019. The number of performing agents who have sold at least one life insurance policy in 2019 was 131,326. If we are unable to attract and retain the core group of highly productive sales agents, particularly entrepreneurial agents, and qualified claims adjustors, our business could be materially and adversely affected. Competition for sales personnel and claims adjustors from insurance companies and other insurance intermediaries may also force us to increase the compensation of our sales agents, in-house sales representatives and claims adjustors, which would increase operating costs and reduce our profitability.

If our stock price is below certain levels after five years, the structure of our 521 plan may adversely affect our business and results of operations.

On June 14, 2018, we obtained approval from our board of directors, or the Board, to implement a plan, or the 521 Plan, which enables eligible participants to invest in the Company by purchasing a total of 14 million of the Company’s ADSs at a price of US$27.38 per ADS. Eligible participants in the 521 Plan include certain entrepreneurial team leaders, general managers of our provincial branches or subsidiaries, and key managerial personnel, excluding senior management, or collectively, the Participants. 10% of the total subscription cost of the shares under the 521 Plan was contributed by the Participants and the remaining portion was funded by loans granted to the Participants by the Company, which bears an interest at a rate of 8% per annum. Dividends distributed by the Company to which the Participants are entitled to receive will be used to pay back interest on the loans when the loans are outstanding. Shares beneficially owned by the Participants under the 521 Plan are pledged to the Company by the Participants to secure the payment of the loans. These Participants must fulfill certain performance goals within the five-year period from 2019 to 2023 in order to enjoy the full increase in the value of the ADSs, and their ADSs will be subject to a five-year lock-up period.

Since we announced the 521 Plan on June 14, 2018, the price of our ADSs has dropped from US$36.8 to US$19.580 on April 28, 2020, and fluctuated in between, largely affected by, among other things, impact from the Covid-19 outbreak, uncertainty around the Sino-US trade tension and concerns about a softening macroeconomic environment in China and abroad. If our stock price continues to fall or otherwise remains below the subscription cost of US$27.38 per ADS over the next several years, it may dampen the morale of the Participants and thereby adversely affect our business and results of operations. In addition, the Participants may default on the loans we provide to them under the 521 Plan. Although the stocks held by the Participants under the 521 Plan are pledged to secure the payment of the loans which will mature at the end of the five-year lock-up period, with a continued drop in stock price, some Participants may choose not to repay the loans and interests at the end of the lock-up period or upon termination of their employment or agent arrangement with us. The Company may have to collect the loans by selling the pledged shares, and there is no guarantee that the proceeds from the sales of the shares would be adequate to pay back the principal and interest due under the loans and therefore may cause losses to the Company.

If our investments in our mobile and online platforms are not successful, our business and results of operations may be materially and adversely affected.

We have devoted significant efforts to developing and managing our mobile and online platforms. On January 1, 2012, we launched Baowang (www.baoxian.com), an online insurance platform which allows customers to search for and purchase a wide range of commoditized insurance products, including accident insurance, short-term medical insurance, travel insurance and homeowner insurance from various insurance carriers. In October 2012, we launched CNpad Auto, the mobile workstation of our proprietary sales support system, which enables sales agents to help their clients place auto insurance underwritten by multiple different insurance carriers on their mobile devices., and to apply for and complete the purchase of the policy that best suits their clients’ needs anywhere and anytime. In August 2014, we unveiled eHuzhu (www.ehuzhu.com), an online mutual aid platform that provides risk-protection programs on a mutual commitment basis among program members. In August 2014, we also rolled out Chetong.net (www.chetong.net), an online-to-offline public service platform that integrates claims services and auto service resources from around the country including services such as damage assessment and loss estimations. In September 2017, we launched Lan Zhanggui, an internet-based all-in-one platform which integrates several of our existing online platforms and allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices. In the next few years, we intend to continue to devote resources to maintaining and improving the technology and content of our existing online and mobile initiatives. However, our efforts to develop our mobile and online platforms may not be successful or yield the benefits that we anticipate. In addition, our expansion may depend on a number of factors, many of which are beyond our control, including but not limited to:

●	the effectiveness of our marketing campaigns to build brand recognition among consumers and our ability to attract and retain customers;

●	the acceptance of third-party e-commerce platforms as an effective channel for underwriters to distribute their insurance products;

●	the acceptance of Lan Zhanggui and CNpad Auto as effective tools by sales agents;

●	public concerns over security of e-commerce transactions and confidentiality of information;
●	increased competition from insurance companies which directly sell insurance products through their own websites, call centers, portal websites which provide insurance product information and links to insurance companies’ websites, and other professional insurance intermediary companies which may launch independent websites in the future;

●	further improvement in our information technology system designed to facilitate smoother online transactions; and
●	further development and changes in applicable rules and regulations which may increase our operating costs and expenses, impede the execution of our business plan or change the competitive landscape.

On July 22, 2015, the China Insurance Regulatory Commission, or CIRC, promulgated the Interim Measures for the Supervision of Internet Insurance Business, or Interim Measures, which became effective on November 1, 2015, and sets forth the qualifications and procedures for insurance intermediaries to operate internet insurance businesses in China. As advised by our PRC counsel, we have obtained the necessary approvals and licenses and our operations meet the qualification requirements of the Interim Measures. Since online insurance distribution has emerged only recently in China and is evolving rapidly, the Chinese Banking and Insurance Regulatory Committee, or CBIRC may promulgate and implement new rules and regulations to govern this sector from time to time. On December 13, 2019, the CBIRC published a Draft Measures on the Supervision of Internet Insurance Business to seek public opinions, or the Draft Measures, which intends to replace the Interim Measures. The Draft Measures provides clarity on the qualifications of entities which are allowed to operate online insurance business and sets higher requirements on entities which intend to engage in online insurance business. For example, the Draft Measures requires that both insurance institutions and their self-operated online platforms shall obtain ICP licenses or make ICP filing. According to the Draft Measures, “self-operated online platform” refers to the information system established by an insurance institution for the purpose of engaging in internet insurance business and does not include any online platform established by the branch or affiliate of an insurance institution We operate part of our online insurance distribution business through www.baoxian.com. Currently, our wholly-owned subsidiary Shenzhen Baowang E-Commerce Co., Ltd., or Shenzhen Baowang, owns the domain name of www.baoxian.com and holds an ICP license, which may be deemed non-compliant with new regulatory requirements once the Draft Measures is enacted since Shenzhen Baowang does not hold any insurance operating license although it is directly owned by Fanhua Century which holds a national insurance agency operating license. In addition, insurance institutions engaged in online insurance business shall have IT systems that are certified as Safety Level III Computer Information Systems, or Safety Level III. We are currently in the process of making rectification. Net revenues from Baowang (www.baoxian.com) accounted for 3.3% of our total net revenues in 2019. If we are not able to rectify non-compliance incidents on a timely basis and remain fully compliant, the business operation of Baowang could be suspended which may adversely impact our business results of operation.

In addition, the Draft Measures, if enacted, will also apply to insurance consultation and sales activities conducted by insurance institutions and their sales agents in the manners of offline face-to-face meetings, online communication, voice calls, telemarketing and/or media advertisement, with web links provided to potential insurance customers to complete the purchase and any other sales activities conducted through a combination of online and offline methods. The sales activities of our sales agents heavily rely on our mobile sales support applications, Lan Zhanggui and CNpad Auto, to engage with customers both online and offline and complete transaction processing online. If such sales activities are deemed internet insurance business, our operating entities of Lan Zhanggui and CNpad Atuo would be subject to the same regulatory requirements under the Draft Measures as imposed on Shenzhen Baowang. Specifically, the operating entities of Lan Zhanggui and CNpad APP may be required to hold both an insurance intermediary license, and an ICP license or make ICP filing, and their information systems would be required to obtain Safty Level III Certification. If we cannot obtain all necessary licenses and approval on a timely basis, our results of operation would be materially and adversely affected.

There are uncertainties with regard to how the changing laws, regulations and regulatory requirements would apply to our business. We cannot assure you that our operations will remain fully compliant with the changes in and further development of regulations applicable to us or we will be able to obtain the necessary approvals and licenses as required in a timely manner.

Any failure to successfully identify the risks as part of our expansion into the online and mobile insurance distribution business may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.

All of our personnel engaging in insurance agency, or claims adjusting activities are required under relevant PRC regulations to register with the CBIRC’s Insurance Intermediaries Regulatory Information System and obtain a Practice Certificate issued by the insurance company or insurance intermediary to which he or she belongs. If our sales personnel fail to register or obtain a Practice Certificate, our business may be materially and adversely affected.

All of our personnel who engage in insurance agency and claims adjusting activities are required under relevant PRC regulations to be registered with the CBIRC’s Insurance Intermediary Regulatory Information System, or the IIRIS, and obtain a “Practice Certificate” issued by the insurance company or insurance intermediary company to which he or she belongs. See “Item 4. Information on the Company — B. Business Overview — Regulation.” In addition, we understand that the CBIRC requires that every sales agent or claims adjustor to carry the Practice Certificate and other credentials showing specified information when conducting agency and claims adjusting activities. Under the relevant PRC regulations, such as the Measures for the Supervision and Administration of Insurance Sales Personnel issued in January 2013 and Provisions on the Supervision of Insurance Claims Adjusting Firms issued by the CIRC in February 2018, an insurance agency or claims adjusting firm that retains a personnel who has not obtained its Practice Certificate to engage in insurance intermediary activities may be subject to warning and fines ranging from RMB10,000 to RMB30,000 per intermediary by the CBIRC (formerly CIRC). On March 12, 2019, the CBIRC issued a Notice for Professional Insurance Intermediaries to Conduct the Verification of Sales Personnel’s Practice Registration, requiring all insurance intermediary institutions to properly register the information of their newly recruited sales personnel with the IIRIS and complete self-check and verification of the IIRIS registration of all existing sales personnel affiliated with them, by July 31, 2019. Certain of our subsidiaries have received fines for failure to register some of our sales personnel’s information with the IIRIS, which were not material to us. If the CBIRC continues to strictly enforce these regulations and the notice, and if a substantial portion of our sales force were found to have not obtained practice certificates, our business may be adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure by our sales agents or sales representatives to register with the CBIRC and obtain the necessary practice certificates. Such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

Material changes in the regulatory environment could change the competitive landscape of our industry or require us to change the way we do business. The administration, interpretation and enforcement of the laws and regulations currently applicable to us could change rapidly. If we fail to comply with applicable laws and regulations, we may be subject to civil and criminal penalties or lose the ability to conduct our business.

We operate in a highly regulated industry. The laws and regulations applicable to us are evolving and may change rapidly, which could change the competitive environment of our industry significantly and cause us to lose some or all of our competitive advantages. For example, the PRC Insurance Law and related regulations were amended in 2002, 2009, 2014 and 2015. The 2015 amendments involved a number of significant changes to the regulatory regime, including eliminating the requirement for any insurance agent, broker or claims adjusting practitioners to obtain a qualification certificate issued by the CIRC. The elimination of the certificate requirement may result in an increase in competition for our business and in misconduct by sales or service personnel, in particularly sales misrepresentation. In addition, the general increase misconduct in the industry could potentially harm the reputation of the industry and have an adverse impact on our business.

In recent years, the CBIRC and its predecessor has increasingly tightened regulations and supervision of the Chinese insurance market. For example, on April 2, 2019, the CBIRC issued a Notice to Rectify the Irregularities in the Insurance Intermediary Market in 2019, requiring all insurance companies and insurance intermediaries to conduct self-check on various practices in violation of relevant regulations. Although we believe we have not had any material violations to date, we could be required to spend significant time and resources in complying with the requirement and the attention of our management team and key employees could be diverted to these efforts, which may adversely affect our business operations.

On July 10, 2017, the CIRC, the predecessor of CBIRC, promulgated the Interim Measures on Retrospective Management of Insurance Sales Behaviors, effective November 1, 2017 which required ancillary insurance agencies to take video and audio-recording, or double-recording for the sales of all insurance products that they facilitate and other insurance distribution channels to take double-recording for the sales of investment linked insurance products and for sale of life insurance products with a payment period of more than one year to the elderly of over 60 years old. On June 11, 2019, Jiangsu Branch of the CBIRC published the Notice on Deepening the Implementation of the Retrospective Management of Personal Insurance Sales Behaviors or the Notice, requiring all insurance companies and insurance intermediary companies to start double-recording process for all long-term personal insurance products in Jiangsu Province starting from October 1, 2019. Ningbo Branch of the CBIRC implemented similar rule in Ningbo, Zhejiang Province starting from January 1, 2020. Since the implementation of the rules, as substantially all of the life and health insurance products we distribute are long-term personal insurance products, our sales in these two regions have dropped substantially. Although the implementation of these rules have been temporarily suspended due to the COVID-19 outbreak, the resumption in the implementation of these rules will adversely impact our sales activities in these two regions and if similar rules are implemented nationwide, our compliance cost may be increased and our business and results of operations may be adversely affected.

On March 13, 2018, the CIRC and CBRC merged to form the CBIRC. The CBIRC has extensive authority to supervise and regulate the insurance industry in China. In exercising its authority, the CBIRC is given wide discretion, and the administration, interpretation and enforcement of the laws and regulations applicable to us involve uncertainties that could materially and adversely affect our business and results of operations. The People’s Bank of China and other government agencies may promulgate new rules governing online financial services. In July 2015, ten government agencies including the People’s Bank of China, the Ministry of Finance and CIRC promulgated a guidance letter on how to promote the healthy growth of internet financial services, which set forth the principles of supervision based on the rule of law, appropriate level of regulation, proper categorization, cooperation among different government agencies and promoting innovation. Not only may the laws and regulations applicable to us change rapidly, but also it may sometimes be unclear how they apply to our business. For example, the laws and regulations applicable to our online and mobile platforms may be unclear. Our products or services may be determined or alleged to be in violation of the applicable laws and regulations. Any failure of our products or services to comply with these laws and regulations could result in substantial civil or criminal liability, adversely affect demand for our services, invalidate all or a portion of our customer contracts, require us to change or terminate some of our businesses, require us to refund a portion of our services fees, or cause us to be disqualified from serving customers, and therefore could have a material and adverse effect on our business.

Although we have not had any material violations to date, we cannot assure you that our operations will always comply with the interpretation and enforcement of the laws and regulations implemented by the CBIRC. Any determination by a provincial or national government authority that our activities or those of our vendors or customers violate any of these laws could subject us to civil or criminal penalties, could require us to change or terminate some of our operations or business, or could disqualify us from providing services to insurance companies or other customers; and, thus could have an adverse effect on our business.

Our business could be negatively impacted if we are unable to adapt our services to regulatory changes in China.

China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry. For example, the CIRC, the predecessor of CBIRC, issued notices in September 2016 and May 2017 to further reinforce the regulation of life insurance products by requiring insurance companies to revise or improve the design of a number of insurance products. For instance, insurance companies are required to (i) increase the death benefit coverage for insurance products including individual term life insurance, individual endowment insurance and individual whole life insurance products, and (ii) seek CIRC approval for universal insurance products with a guaranteed interest rate of above 3%. CIRC also required that (i) whole life insurance, annuity insurance and care insurance products must not be designed as short-to-medium term products, (ii) the first payment of survival insurance benefits for endowment products and annuity products must only occur after five years since the policy has become effective, and the annual payment or partial payment must not exceed 20% of the paid premiums, and (iii) insurance companies must not design universal insurance products or investment-linked insurance products in the form of riders. These new requirements apply to a number of annuity products sold by us. As a result, sales of annuity products dropped significantly in 2018. Pursuant to a notice issued by the CBIRC in August 2019, insurance companies must seek approval for annuity insurance products with the assumed valuation interest rate of above 3.5%. In November 2019, the CBIRC requested 13 insurance companies to terminate the sales of their annuity insurance products with 4.025% interest rate by December 31, 2019. Several of our major insurance company partners have subsequently terminated their high-interest rate annuity products. While the cessation of higher interest-rate annuity products boosted the sales prior to the cessation, the sales of annuity products dropped substantially afterwards. Any change in regulatory requirements that make our products less attractive to consumers or disrupt product supply, our business results of operations could fluctuated significantly and be adversely affected.

Our financial results could be negatively impacted if we are unable to maintain the business volume of our insurance agency business after shifting our focus from property and casualty insurance products to life insurance products.

We have gradually shifted the focus of our insurance agency business from property and casualty insurance products to life insurance products since 2016. This shift was reflected in our financial results. Net revenues generated from our property and casualty insurance agency business decreased from RMB2,755.9 million in 2016, representing 67.5% of total net revenues, to RMB141.8 million (US$20.4 million) in 2019, representing 3.8% of total net revenues. Net revenues generated from our life insurance business increased from RMB990.5 million in 2016, representing 24.3% of total net revenues, to RMB3,193.6 million (US$458.7 million) in 2019, representing 86.2% of total net revenues.

The markets for our insurance agency business are rapidly evolving and are subject to significant challenges. Our business plan relies heavily upon a stable existing customer base and our ability to expand such customer base. While we continue to adjust our business to adapt to market trends and satisfy the needs of our customers, it may be difficult to evaluate our business and growth prospects, and we may not succeed in any of these efforts. In addition, we face intense competition from other insurance intermediaries that distribute life insurance products, as well as other insurance companies and financial institutions that sell life insurance products directly to customers in China. If we are not able to adapt to and respond to these increasingly competitive pressures after shifting the focus of our insurance agency segment to life insurance products, our growth may slow down, which could materially and adversely affect our earnings.

We may be unsuccessful in identifying and acquiring suitable acquisition targets, which could adversely affect our growth.

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

Competition in our industry is intense and, if we are unable to compete effectively with both existing and new market participants, we may lose customers and our financial results may be negatively affected.

The insurance intermediary industry in China is highly competitive, and we expect competition to persist and intensify as more technology companies and other online insurance intermediaries enter the market. In insurance product distribution, we face competition from insurance companies that use their in-house sales force, exclusive sales agents, telemarketing and internet channels to distribute their products, from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships, as well as from other traditional or online insurance intermediaries. In our claims adjusting business, we primarily compete with other independent claims adjusting firms. We compete for customers on the basis of product offerings, customer services and reputation. Many of our competitors, both existing and newly emerging, have greater financial and marketing resources than we do and may be able to offer products and services that we do not currently offer and may not offer in the future. If we are unable to compete effectively against those competitors, we may lose customers and our financial results may be negatively affected.

Because the commission and fee we earn on the sale of insurance products is based on premiums, commission and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on our results of operations.

We are engaged in the life insurance, property and casualty insurance and claims adjusting businesses and derive revenues primarily from commissions and fees paid by the insurance companies whose policies our customers purchase and to whom we provide claims adjusting services. Our commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge or the amount recovered by insurance companies. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies. These factors, which are not within our control, include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products such as government benefits and self-insurance plans, as well as the tax deductibility of commissions and fees and the consumers themselves. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by CBIRC.

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

Our commission and fee revenue is subject to both quarterly and annual fluctuations as a result of the seasonality of our business, the timing of policy renewals and the net effect of new and lost business. During any given year, our commission and fee revenue derived from distribution of property and casualty insurance products is highest during the fourth quarter and is lowest during the first quarter. Life insurance commission revenue is usually the highest in the first quarter and lowest in the fourth quarter of any given year as much of the jumpstart sales activities of life insurance companies occurs in January and February during which life insurance companies would increase their sales efforts by offering more incentives for insurance agents and insurance intermediaries to increase sales, while the preparation for the jumpstart sales starts in the fourth quarter of each year. This general seasonality trend is expected to be affected by the recent COVID-19 outbreak, which is expected to reduce our first year life insurance commission revenue during the first quarter of 2020. The factors that cause the quarterly and annual variations are not within our control. Specifically, regulatory changes to product design may result in cessation of products from time to time and cause quarterly fluctuation in the results of our operations. In addition, consumer demand for insurance products can influence the timing of renewals, new business and lost business, which generally includes policies that are not renewed, and cancellations. As a result, you may not be able to rely on quarterly or annual comparisons of our operating results as an indication of our future performance.

Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.

We currently operate through our wholly-owned or majority-owned insurance agencies and claims adjusting firms and their branches located in 31 provinces in China. These companies report their results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of negative business developments such as losses of relationships with insurance companies, regulatory inquiries or any other negative events, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

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

On April 24, 2015, the PRC Insurance Law was amended and consequently on December 3, 2015, the CIRC amended the Provisions on the Supervision of Professional Insurance Agencies, the Provisions on the Supervision of Insurance Brokerages and the Provisions on the Supervision of Insurance Claims Adjusting Firms. These amendments have made a number of significant changes to the regulatory regime, including eliminating the requirement for an insurance agent, broker or claims adjusting practitioner to obtain a qualification certificate issued by the CIRC. The elimination of the certificate requirement may result in an increase in misconduct by sales or service persons, in particularly sales misrepresentation. We have internal policies and procedures to deter salesperson or employee misconduct. However, the measures and precautions we take to prevent and detect these activities may not be effective in all cases. Therefore, salesperson or employee misconduct could lead to a material adverse effect on our business, results of operations or financial condition. In addition, the general increase in misconduct in the industry could potentially harm the reputation of the industry and have an adverse impact on our business.

Our investments in certain financial products may not yield the benefits we anticipate or incur financial loss, which could adversely affect our cash position.

In order to improve our return on capital, we may from time to time, upon board approval, invest certain portion of our cash in financial products, such as trust products, with terms of half a year to two years. These products may involve various risks, including default risks, interest risks, and other risks. We cannot guarantee these investments will yield the returns we anticipate and we could suffer financial loss resulting from the purchase of these financial products.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2019 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that our internal control over financial reporting was effective as of December 31, 2019. Previously, our management concluded that our internal control over financial reporting was not effective as of December 31, 2018 due to the identification of a material weakness, which was that management review controls designed to address risks associated with complex accounting matters that arise from significant nonroutine transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP did not operate effectively. Management took corrective actions for the weakness and implemented procedures to address such weakness during the fiscal year of 2019, concluding that these measures were fully implemented and the material weakness were fully remedied during 2019. See “Item 15. Controls and Procedures.” “Management’s Remediation Plans and Actions” for measures that we have implemented to address this material weakness in our internal control over financial reporting.

Although the material weakness in our internal control over financial reporting as described above has been fully remedied during 2019 and our internal control over financial reporting as of December 31, 2019 was concluded to be effective, there is no assurance that we will be able to maintain effective internal control over financial reporting in the future. If we fail to do so, we may not be able to produce reliable financial reports and prevent fraud. Failure to correct a material weakness or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, if we are not able to conclude that we have effective internal control over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

When we acquire a business, the amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the fair value of purchase price and any controlling interest over the net identifiable tangible assets acquired. As of December 31, 2019, goodwill represented RMB109.9 million (US$15.8 million), or 5.7% of our total shareholders’ equity, while other net intangible assets represented less than 0.1% of our total shareholders’ equity. Our management performs impairment assessment annually and we did not recognize any impairment loss between 2015 and 2019. Under current accounting standards, if we determine that goodwill or intangible assets are impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. As we implement our growth strategy through acquisitions, goodwill and intangible assets may comprise an increasingly larger percentage of our shareholders’ equity. As such, any write-down related to such goodwill and intangible assets may adversely and materially affect our shareholders’ equity and financial results.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large number of transactions across different markets and products at a time when transaction processes have become increasingly complex and the volume of such transactions is growing rapidly. The proper functioning of our financial control, accounting, customer database, customer service and other data processing systems, together with the communication systems of our various subsidiaries and our main offices in Guangzhou, is critical to our business and our ability to compete effectively. Our business activities could be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

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

Our business is subject to supplier concentration risks arising from dependence on a single or limited number of suppliers.

We derive a significant portion of net revenues from distributing insurance products supplied by our important insurance company partners. Among the top five of our insurance company partners, each of Huaxia, Aeon, Sinatay and Tian’an contributed more than 10% of our total net revenues from continuing operations in 2019, with Huaxia accounting for 23.8%, Aeon accounting for 18.3%, Sinatay accounting for 16.1% and Tian’an accounting for 12.1%.

Because of this concentration in the supply of the insurance products we distribute, our business and operations would be negatively affected if we experience a partial or complete loss of any of these suppliers. In addition, any significant adverse change in our relationship with any of these suppliers could result in loss of revenue, increased costs and distribution delays that could harm our business and customer relationships. In addition, this concentration can exacerbate our exposure to risks associated with the termination by key insurance company partners of our agreements or any adverse change in the terms of such agreements, which could have an adverse impact on our revenues and profitability.

If we are unable to respond in a timely and cost-effective manner to rapid technological change in the insurance intermediary industry, it may result in a material adverse effect.

The insurance industry is increasingly influenced by rapid technological change, frequent new product and service introductions and evolving industry standards. For example, the insurance intermediary industry has increased the use of the Internet to communicate benefits and related information to consumers and to facilitate information exchange, transactions and training. We believe that our future success will depend on our ability to anticipate and adapt to technological changes and to offer additional products and services that meet evolving standards on a timely and cost-effective manner. We may not be able to successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, new products and services that our competitors develop or introduce may render our products and services uncompetitive. As a result, if we are not able to respond or adapt to technological changes that may affect our industry in the future, our business and results of operations could be materially and adversely affected.

We face risks related to health epidemics, including the ongoing COVID-19 outbreak, severe weather conditions and other catastrophes, which could materially and adversely affect our business.

Our business could be materially and adversely affected by the outbreak of novel coronavirus, avian flu, severe acute respiratory syndrome, or SARS, another health epidemic, severe weather conditions or other catastrophes. In January and February 2008, a series of severe winter storms afflicted extensive damages and significantly disrupted people’s lives in large portions of southern and central China. In May 2008, an earthquake measuring 8.0 on the Richter scale hit Sichuan Province in southwestern China, causing huge casualties and property damages. In April 2009, influenza A (H1N1) commonly referred to as “swine flu” was first discovered in North America and quickly spread to other parts of the world, including China. In February 2013, H7N9 Avian influenza was first discovered in Shanghai, China and quickly widened its geographical spread in China.

In December 2019, a novel strain of coronavirus, referred to as Coronavirus Disease 2019, or COVID-19, first surfaced in China and quickly spread to other countries. The PRC government has taken various precautionary measures to contain the spread of the COVID-19, including extending the Chinese New Year Holiday into February 2020, restricting travel, suspending transportation and banning gatherings. Our business operations rely heavily on the efforts of individual sales agents and claims adjustors. Although we have moved all training and marketing activities online to mitigate the impact, the limited ability of our sales personnel to interact with customers face-to-face as result of the social distance measures has hindered the sales activities of our sales force, which has had an adverse impact on our operating results of the first quarter of 2020 and the operating income for the first quarter of 2020 is expected to significantly decrease on a year-over-year basis. Such social distance measures to contain the spread of the COVID-19 is expected to continue to have an adverse effect on our operating results in the near-to-medium-term. The COVID-19 outbreak has adversely impacted business operation of companies in a variety of industries. The business operation of our non-consolidated affiliated investees has also been adversely impacted by the COVID-19 outbreak which will affect the fair value of our investment in affiliates. The extent to which the COVID-19 outbreak will continue to impact our results will depend on its future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this disease and the actions to contain the disease or treat its impact, among others.

In addition, any occurrence of other adverse public health developments or recurrence of avian flu or SARS, H1N1 and Zika Virus, severe weather conditions such as the massive snow storms in January and February 2008 and other catastrophes such as the Sichuan earthquake may also significantly disrupt our staffing and otherwise reduce the activity level of our work force, thus causing a material and adverse effect on our business operations.

We may be at risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following periods of instability in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Between August 2018 and February 2019, three short-selling focused firm issued short-sell thesis reports which we believe contain false and misleading information about our strategy, business model and financials and caused the trading price of our ADSs to fluctuate significantly. Following the issuance of one of the reports, a shareholder class action lawsuit was filed against the Company in the United States District Court for the Southern District of New York, or the Court. In March 2020, the Court granted in its entirety our motion to dismiss the class action lawsuit and closed the case.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by some investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Some of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting or subject to internal and external investigations into the allegations. Shortselling firms or others may in the future publish additional short seller reports with respect to our business, officers, directors and shareholders, and we may become subject to other unfavorable allegations, which might cause further fluctuations in the trading price of our ADSs. Such volatility in our share price could subject us to increased risk of securities class action lawsuits or derivative actions.

Any future class action lawsuit against us, whether or not successful, could harm our reputation and restrict our ability to raise capital. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Even if such allegations are ultimately proven to be groundless, the allegations or the process of dealing with them could severely impact our business operations and stockholder’s equity, and any investment in our ADSs could be greatly reduced.

We may be subject, from time to time, to adverse actions taken by other parties, including lawsuits and negative reports and regulatory proceedings, which may divert resources and the time and attention of our management and may otherwise adversely affect us.

From time to time, we may become a party to litigations incidental to the operation of our business, including class action lawsuits and disputes with other third parties. Litigation usually requires a significant amount of management time and effort, which may adversely affect our business by diverting management’s focus from the needs of our business and the development of strategic opportunities.

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

In addition, the CBIRC may from time to time make inquiries and conduct examinations concerning our compliance with PRC laws and regulations. These administrative proceedings have in the past resulted in administrative sanctions, including fines, which have not been material to us. While we cannot predict the outcome of any pending or future examination, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

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

We operate our online insurance distribution business through Baoxian.com which was subject to foreign investment restrictions. Foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Edition), which was promulgated on June 30, 2019 and implemented on July 30, 2019. However, on June 19, 2015, the Ministry of Industry and Information Technology published a Notice on Removing the Foreign Ownership Restriction in Online Data Processing and Transaction Processing Business (Operating E-commerce), or the No. 196 Notice. Foreign ownership in online data processing and transaction process business is allowed to increase to 100% as long as the foreign-invested entities obtain necessary licenses to conduct the business. However, there remains uncertainty with regards to the implementation of the No. 196 Notice and the administrative procedures with regards to the application of the data processing and transaction process business licenses.

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

If our online insurance business operated through Baoxian.com is treated as value-added telecommunication service other than e-commerce business by relevant authorities, our direct ownership of our online platforms may be in violation of any existing or future PRC laws or regulations, or if our online platforms fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the CBIRC (formerly CIRC), will have broad discretion in dealing with such violations, including:

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

Any loans we make to any of our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), namely, Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd., or Zhonglian Enterprise, and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., or Xinlian Information, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK$300 million (US$38.7 million) in foreign debts as of March 31, 2020. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our corporate structure, corporate governance, business operations and financial results.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, foreign investment via contractual arrangements could be interpreted as a type of indirect foreign investment activities under the definition. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the requirements for foreign investment under PRC laws and regulations.

If our control over our variable interest entities, or VIEs, through contractual arrangements are deemed as foreign investment in the future, and any business of our VIEs is restricted or prohibited from foreign investment at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our corporate structure, corporate governance, business operations and financial results.

Our variable interest entities or their respective shareholders and directors may fail to perform their obligations under our contractual arrangements with them.

Pursuant to the 521 Plan, we set up three companies, or the 521 Plan Employee Companies, which are Fanhua Employees Holdings Limited, Step Tall Limited and Treasure Chariot Limited, to hold the shares on behalf of the Participants. Each of the 521 Plan Employee Companies is a legal entity formed in the British Virgin Islands with a sole shareholder appointed by the Company. Mr. Yinan Hu and two other employees of the Company are the respective sole shareholder and director of the 521 Plan Employee Companies. Our ordinary shares are the only significant assets held by the 521 Plan Employee Companies, which serve as collateral to the loans issued by the Company to the Participants. Given the only substantial recourse to the loans issued by the Company are the ordinary shares of the Company, changes (principally decreases) in the value of the ordinary shares held by the 521 Plan Employee Companies will be indirectly absorbed by the Company and we have potential exposure to the economics of the 521 Plan Employee Companies. Therefore, we have variable interests in the 521 Plan Employee Companies. Since none of the 521 Plan Employee Companies’ equity investors have the obligation to absorb the expected losses or the right to receive the expected residual returns as (i) the depreciation of the ADS will be indirectly absorbed by the Company as discussed above and (ii) and the appreciation of the ADS will be absorbed by the Company or the Participants, as any residual proceeds from the sale of the ADS will revert to the Company or the Participants and not the shareholders of the 521 Plan Employee Companies. Therefore, the 521 Plan Employee Companies are deemed to be our consolidated variable interest entities, or VIEs.

Through loan agreements, entrusted share purchase agreements and letters of undertaking, we have the right to the 280,000,000 ordinary shares held by the 521 Plan Employee Companies as collateral to the loans issued to the Participants, and we have potential exposure to the economics of the 521 Plan Employee Companies resulting from the fluctuation in the value of the Company’s ADSs, which is more than insignificant. Therefore, we are deemed the primary beneficiary of the 521 Plan Employee Companies and consolidate them into our financial statements accordingly.

If the 521 Plan Employee Companies or their shareholders and directors fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under various legal jurisdictions, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under the relevant laws and regulations. For example, if the shareholders of the 521 Plan Employee Companies act in bad faith toward us, we may have to take legal action to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in the equity interests of the 521 Plan Employee Companies, our ability to exercise shareholders’ rights or foreclose the shares pledged under the loan agreements with the Participants may be impaired. If these or other disputes between the shareholders and directors of the 521 Plan Employee Companies and third parties were to impair our control over the 521 Plan Employee Companies, our ability to consolidate the financial results of the 521 Plan Employee Companies would be affected, which would in turn materially and adversely affect our business, financial condition and results of operations.

If we make equity compensation grants to persons who are PRC citizens, they may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors and employees and other parties under PRC law.

On February 15, 2012, the SAFE issued the “Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad”, also known as “Circular 7”. Circular 7 covers all forms of equity compensation plans including employee stock ownership plans, employee stock option plans and other equity compensation plans permitted by relevant laws and regulations. For any plans that are so covered and are adopted by a non-PRC listed company after February 15, 2012, Circular 7 requires all participants of such plans who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan.

Our 521 Plan, which enables eligible participants to invest in the Company by purchasing up to 14 million of the Company’s ADSs at a price of US$27.38 per ADS, could potentially be covered by Circular 7, and the participants of the 521 Plan might be required to abide by the registration and approval requirements contemplated in Circular 7. We believe that ensuring all of the 521 Plan participants comply with the Circular 7 requirements will be a burdensome and time-consuming process, and the required registrations and approvals might not be obtained on a timely basis, or at all. Global Law Office has advised us that pursuant to Circular 7, the SAFE may take regulatory measures and impose administrative sanctions on individuals and companies who might be regarded as violating the provisions of Circular 7, which will depend on how the SAFE interprets, applies and enforces Circular 7.

Risks Related to Doing Business in China

Adverse economic, political and legal developments in China could have a material adverse effect on our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years or so, growth has been uneven across different regions and among various economic sectors of China. Economic growth in China has been slowing in the past few years and dropped to 6.1% for 2019, according to data released by the PRC government in January 2020. Furthermore, China’s GDP growth turned negative in the first quarter of 2020 due to the COVID-19 outbreak. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. However, these measures may not be successful in transforming the Chinese economy or spurring growth. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

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

Although since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

As a result of the implementation of the EIT Law, certain preferential tax treatments enjoyed by some of our subsidiaries expired on January 1, 2008. According to the EIT Law and related regulations, such as the Circular on Issues Regarding Tax-related Preferential Policies for Further Implementation of Western Development Strategy jointly issued by the State Ministry of Finance, General Administration of Customs, China and State Administration for Taxation, enterprises located in the western China regions that fall into the encouraged industries are entitled to 15% EIT preferential tax treatment from January 1, 2011 to December 31, 2020. The preferential tax rates enjoyed by some of our PRC subsidiaries incorporated in such regions, will increase to the uniform 25% EIT rate after 2020. An increase in the EIT rates for those entities pursuant to the EIT Law could result in an increase in our effective tax rate, which could materially and adversely affect our results of operations.

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

We have been advised by our PRC counsel, Global Law Office, that pursuant to the EIT Law and the Implementation Rules, dividends payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. However, pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong wholly-owned subsidiary CNinsure Holdings Ltd. are subject to a withholding tax at a rate of 5% since CNinsure Holdings Ltd. is treated as a Hong Kong resident enterprise for taxation purpose. Under the EIT Law and the Implementation Rules, if we are regarded as a resident enterprise, the dividends we receive from our PRC subsidiaries will be exempt from the EIT. If, however, we are not regarded as a resident enterprise, our PRC subsidiaries will be required to pay a 5% or 10% withholding tax, as the case may be, for any dividends they pay to us. As a result, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, could be materially reduced.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, according to the PRC Company Law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. In addition, each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of its board. These reserves are not distributable as cash dividends. As of December 31, 2019, the total retained earnings of our PRC subsidiaries available for dividend distributions were RMB1.3 billion (US$187.3 million). Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

On December 25, 2006, the People’s Bank of China, or the PBOC, promulgated the Measures for the Administration of Individual Foreign Exchange, and on January 5, 2007, the SAFE further promulgated implementation rules for those measures. We refer to these regulations collectively as the Individual Foreign Exchange Rules. The Individual Foreign Exchange Rules became effective on February 1, 2007. According to these regulations, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options became subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the NASDAQ.

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

Certain PRC regulations could also make it more difficult for us to pursue growth through acquisitions.

Among other things, the Mergers and Acquisitions of Domestic Enterprises by Foreign Investor, or the M&A Rule, also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. To date, we have conducted our acquisitions in China exclusively through subsidiaries that used to be our PRC consolidated affiliated entities. In the future, we may grow our business in part by directly acquiring complementary businesses. Complying with the requirements of the new regulations to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may prevent us from completing such transactions on a timely basis, or at all, which could affect our ability to expand our business or maintain our market share.

Risks Related to Our ADSs

The trading price of our ADSs may be volatile.

The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	changes in the economic performance or market valuations of other insurance intermediaries;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the Chinese insurance industry;

●	announcements by us or our competitors of acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates between the RMB and the U.S. dollar or other foreign currencies;

●	potential litigation or administrative investigations;

●	sales or perceived potential sales of additional ordinary shares or ADSs; and

●	general economic or political conditions in China and abroad.

Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries.

The volatility resulting from any of the above factors may affect the price at which you could sell the ADSs.

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

Substantial future sales or perceived potential sales of our ordinary shares, ADSs or other equity securities in the public market could cause the price of our ADSs to decline.

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

As of March 31, 2020, our executive officers and directors beneficially owned approximately 21.4% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other noncontrolling shareholders. In addition, as of March 31, 2020, companies established to hold ordinary shares of the Company on behalf of the Participants in the 521 Plan, or 521 Plan Employee Companies, collectively held 280,000,000 ordinary shares. Through loan agreements and entrusted share purchase agreement, as these shares are pledged to the Company as collateral to secure the loans provided to the Participants, we have the right to dispose of part or all of the shares held by the 521 Plan Employee Companies on behalf of the Participant if the Participant’s employment or agent contracts with the Company or its subsidiaries were terminated within five years, or if the Participant failed to achieve at least 70% of his or her committed performance targets. The 521 Plan Employee Companies have either established an employee committee or appointed employee representatives for the Participants, each with the power to make voting and disposition decisions with respect to the shares. Although the committee or employee representatives have promised to vote the shares they control in a manner that is in the best interest of the Participants, we could exert substantial influence over the members of the employee committee or the employee representatives, who are our employees, or they may not act in a manner that protects the interests of other noncontrolling shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Holders of our ADSs may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our registered shareholders. The holders of our ADSs will not have any direct right to attend general meetings of our shareholders or to directly cast any votes at such meetings. The holders of our ADSs will only be able to exercise the voting rights which are carried by the underlying ordinary shares represented by their ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement (“unrestricted deposit agreement”), and the deposit agreement for restricted securities (as defined below) (each also referred to as a “deposit agreement”, and together the “deposit agreements”). Under the deposit agreements, the holders of our ADSs may vote only by giving voting instructions to the depositary. Upon receipt of the voting instructions from the holders of our ADSs, the depositary will vote the underlying ordinary shares represented by their ADSs in accordance with these instructions. The holders of our ADSs will not be able to directly exercise their right to vote with respect to the underlying ordinary shares unless they withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting is fourteen calendar days. When a general meeting is convened, the holders of our ADSs may not receive sufficient advance notice of the meeting to permit the holders of our ADSs to withdraw the underlying ordinary shares represented by their ADSs and become the registered holder of such shares to allow the holders of our ADSs to attend the general meeting and to cast their vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Furthermore, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent the holders of our ADSs from withdrawing the underlying ordinary shares represented by their ADSs and becoming the registered holder of such shares prior to the record date, so that they would not be able to attend the general meeting or to vote directly. If we ask for their instructions, the depositary will notify the holders of our ADSs of the upcoming vote and will arrange to deliver our voting materials to them. We cannot assure the holders of our ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out the voting instructions of the holders of our ADSs. This means that the holders of our ADSs may not be able to exercise their right to direct how the underlying ordinary shares represented by their ADSs are voted and they may have no legal remedy if the underlying ordinary shares represented by their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, the holders of our ADSs will not be able to call a shareholders’ meeting. Furthermore, you may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

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

Right of holders of our ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of our ADSs in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreements, the depositary will not make rights available to holders of our ADSs unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

Holders of our restricted ADSs may be subject to limitations on transfer of their ADSs.

Restricted ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of restricted ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreements, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against them in the United States in the event that our shareholders believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render our shareholders unable to enforce a judgment against our assets or the assets of our directors and officers.

Since we are a Cayman Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Island law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control of our Company without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over prevailing market prices.

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

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China.  On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S.

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

If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliate of our independent registered public accounting firm), concerning the manner in which the SEC may seek access to audit working papers from audits in China of U.S.-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the United States, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure.  We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by foreign law, in particular China’s, in June 2019, a bipartisan group of lawmakers in the United States introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as Nasdaq of issuers included for three consecutive years on the SEC’s list. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation will be enacted.

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

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our amended and restated memorandum and articles of association contain provisions which have the potential to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise, at such time and on such terms as they may think appropriate. In the event these preferred shares have better voting rights than our ordinary shares, in the form of ADSs or otherwise, they could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. As a result, our shareholders may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and the majority of our officers reside outside the United States

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries in China. Most of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. The legal system in Cayman, the PRC or other relevant jurisdictions may not afford our shareholders the same level of protection as the legal system in the United States would. For instance, the Securities Laws of the PRC regulates only security issuances and trading outside of the PRC to the extent that such issuance and trading disrupts domestic markets and negatively affects the interest of domestic investors in the PRC. As such, investors in the United States may not be able to file a lawsuit under the Securities Law in the PRC. Even if you are successful in bringing an action in the PRC, shareholder claims that are common in the United States, including class action suits securities law and fraud claims, may be difficult or impossible to pursue as a matter of law or practicality in the PRC. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind outside the Cayman Islands or China, the laws of the Cayman Islands and of China may render you unable to effect service of process upon, or to enforce a judgment against our assets or the assets of our directors and officers.

The SEC, U.S. Department of Justice, or the DOJ, and other relevant regulatory authorities in the United States play vital roles in enforcing laws and regulations that protect securities investors. These U.S. authorities may face significant legal and other obstacles to obtaining information needed for investigations or litigation. Further, these U.S. authorities may have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, which will further limit protections available to our shareholders. According to the Securities Laws of the PRC, without the approval of securities regulator and other actors within the Chinese government, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators. In addition, local authorities in Cayman, the PRC or other relevant jurisdicitions often are constrained in their ability to assist U.S. authorities and overseas investors more generally. There are also legal or other obstacles to seeking access to funds in a foreign country.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although a judgment obtained in the federal or state courts of the United States courts will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine, or a penalty, and (d) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment of a court of another jurisdiction may be reciprocally recognized or enforced if the jurisdiction has a treaty with China or if judgments of the PRC courts have been recognized before in that jurisdiction, subject to the satisfaction of other requirements. However, China does not have treaties providing for the reciprocal enforcement of judgments of courts with Japan, the United Kingdom, the United States and most other Western countries.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Law (2020 Revision) (the “Company Law”) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our investors may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We may be a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States Holders of our ADSs or ordinary shares.

We will be a passive foreign investment company, or PFIC. for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2019. However, we believe we were a PFIC for 2017 and prior years. In addition, we believe that it is likely that one or more of our subsidiaries were also PFICs for such prior years. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. If our market capitalization declines, we may be or become a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. In addition, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the IRS, will agree with any positions that we ultimately take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make.

If we are a PFIC for any taxable year (as we believe we were for 2017 and prior years) during which a United States Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds our ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holder. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Item 4.  Information on the Company

A.	History and Development of the Company

History of Our Corporate Structure

We started our operation in 1999 through Guangzhou Nanyun Car Rental Services Co., Ltd. and Guangdong Nanfeng Automobile Association Co., Ltd. In 2001, we formed China United Financial Services Holdings Limited, or China United Financial Services, a British Virgin Islands company, as the offshore holding company of our PRC subsidiaries. In June 2004, CISG Holdings Ltd., or CISG Holdings was incorporated in British Virgin Islands. CISG Holdings became our holding company through share exchanges with China United Financial Services.

In anticipation of our initial public offering, we incorporated CNinsure Inc. in the Cayman Islands in April 2007. After a series of restructuring transactions, CNinsure Inc. became the ultimate holding company of our group.

On October 31, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “CISG.” We and certain selling shareholders of our company, completed the initial public offering of 13,526,773 ADSs, each representing 20 ordinary shares, on November 5, 2007.

In October 2012, we obtained license approval from the then CIRC to establish an insurance sales service group company and renamed Shenzhen Nanfeng Investment, our wholly-owned subsidiary in the PRC, as “Fanhua Insurance Sales Service Group Company Limited”, or Fanhua Group Company, to serve as the onshore holding company of our PRC operating entities.

On December 6, 2016, our shareholders approved the change of our company name from CNinsure Inc. to Fanhua Inc. Our ticker symbol was changed to “FANH” subsequently.

History of Our Business Operation

We began our insurance intermediary business in 1999 by distributing auto insurance products and auto loans on an ancillary basis and expanded our product offerings to other property and casualty insurance products in 2002. We commenced life insurance products distribution by acquiring three life insurance agencies in 2006 and began to offer claims adjusting services by acquiring four claims adjusting firms in 2008. In June 2010, we established an insurance brokerage business unit to expand our product offerings from retail to commercial lines.

We have grown both organically and through acquisitions. Since 2002, we expanded our operations nationwide by establishing 21 insurance agencies and two insurance brokerage firms and acquiring majority interests in 21 insurance agencies and five claims adjusting firms.

In October 2017, as part of our transition towards the fee-based platform model, we sold Fanhua Times Sales & Service Co., Ltd., and all of its subsidiaries, including 18 P&C insurance agencies and one insurance brokerage firm, to Beijing Cheche Technology Co., Ltd. and divested our insurance brokerage segment in November 2017.

In recent years, we have devoted significant efforts to developing and managing our mobile and online platforms. In 2010, we started to build an e-commerce insurance platform. In April 2014, we established Dianliang Information, as the holding company for eHuzhu (www.ehuzhu.com), an online mutual aid platform that we launched in July 2014. In October 2012, we launched CNpad application, a mobile sales support system, which was later divided into CNpad Auto and Lan Zhanggui. Chetong. Net, an online claims services resource aggregating platform, was launched in 2014.

We have also made investments in complementary business areas, such as consumer finance and wealth management since 2009. We currently own an 18.5% equity interest in CNFinance (NYSE: CNF), a leading home equity loan service provider in China, and a 4.5% equity interest in Puyi Inc. (NASDAQ: PUYI), a leading third-party wealth management service provider in China which beneficially owns 100% in Fanhua Puyi Fund Distribution Co., Ltd., or Fanhua Puyi.

Our principal executive offices are located at 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China. Our telephone number at this address is +86-20-8388-6888. Our registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Capital Expenditure

Our capital expenditures have been used primarily to construct, upgrade and maintain our online platforms. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

B.	Business Overview

Overview

Driven by our cutting-edge technologies and insurance industry expertise, we are the leading independent insurance intermediary group in China. We connect millions of individual customers to our 103 insurance company partners as of March 31, 2020. As an independent insurance agency, we possess unique advantages over the exclusive distribution channels of insurance companies. We offer not only a broad range of insurance products underwritten by multiple insurance companies to address the needs of increasingly sophisticated customers with diverse needs and preferences but also quality services backed by our nationwide network.

We focus on offering long-term life and health insurance products including critical illness, endowment life, annuity, whole life and term life insurance and distribute property and casualty insurance products including auto insurance, individual accident insurance, homeowner insurance, liability insurance and travel insurance. We also provide insurance claims adjusting services such as damage assessment and loss estimations.

With strategic focus on long-term life and health insurance products and services, we were one of the first independent insurance agencies to enter China’s life insurance agency market. We began distributing long-term life and health insurance products in 2006 and have become an industry leader after accumulating valuable industry experience for over 10 years.

We have adopted an integrated offline-to-online (“O2O”) operating model. We use our technology platforms to boost efficiency and improve user experience, and rely on our extensive offline distribution and service network to facilitate sales of complex insurance products and offer reliable after-sales services.

We began building online platforms to sell insurance products as early as 2010 and pioneered the adoption of digital technologies in China’s insurance agency industry. To meet demand for different insurance products and services, we have established industry-leading online platforms including Lan Zhanggui, CNpad Auto, Baowang (www.baoxian.com), eHuzhu (www.ehuzhu.com) and Chetong.net. Our technology platforms enable intelligent deal management and streamline and expedite transaction processes, while our offline distribution and service network provides an effective channel for us to engage with and serve our clients. This O2O model significantly enhances our operational efficiency and scalability.

We have an extensive independent insurance product distribution network and comprehensive insurance service network in China. With 670,104 sales agents, 758 sales outlets which include our branches and sub-branches in 22 provinces as of December 31, 2019, our distribution network was the largest among independent insurance agencies in China. With 1,627 claims adjusters in 159 service outlets as of December 31, 2019, our claims adjustment service network covered 31 provinces in China. Our extensive distribution and service network and sizable sales and service work force allow us to engage and serve customers nationwide and serve as a substantial entry barrier to China’s insurance agency industry.

We operate in a fast-growing industry with abundant opportunities. The separation of insurance underwriting and distribution is a significant trend in China’s insurance industry. Historically dominated by in-house sales forces and exclusive agents, insurance distribution channels in China have gradually shifted towards independent insurance agencies, as demand for insurance products and services has diversified in recent years. With strong brand recognition, established relationships with major insurance companies, an extensive distribution and sales network and cutting-edge technology, we intend to take advantage of the opportunities resulting from the growth and transformation of the insurance agency industry in China to increase our market share by aggressively expanding our sales force and offline distribution and service network, broadening our product portfolio and developing our online platforms.

Our Platforms

Technological developments and the growth of mobile internet access have significantly changed the way we operate our business. We operate several online platforms, which we define as websites and Internet-enabled applications that aggregate insurance product offerings from various insurance companies:

●	Lan Zhanggui - an internet-based all-in-one platform which integrates our existing online platforms and allows our agents to access and purchase a wide variety of insurance products, including long term life and health insurance, auto insurance, accident insurance, travel insurance, and standard medical insurance products from multiple insurance companies, through one integrated account on their mobile devices. The platform is available in mobile application and WeChat official account versions. As of March 31, 2020, Lan Zhanggui had approximately 1.2 million registered users.

●	CNpad Auto – an internet-based auto insurance portal for our sales agents available in mobile application and WeChat official account versions, through which they can access, compare and purchase auto insurance products from multiple insurance companies on their mobile devices for their clients. CNpad Auto had 632,566 activated accounts as of March 31, 2020.

●	Baowang (www.baoxian.com) - an online insurance platform that allows customers to directly compare and shop for hundreds of accident, standard short term health, travel and homeowner insurance products from dozens of insurance companies online. The platform is available in PC-based website, mobile application and WeChat official account versions. As of March 31, 2020, Baowang had over 2.8 million registered members.

●	eHuzhu (www.ehuzhu.com) - an online non-profit mutual aid platform that provides low-cost alternative risk-protection programs on a mutual aid basis among program members. eHuzhu primarily offers programs that provide mutual aid for cancer in three different age groups and accidental death. The platform is accessible primarily through its WeChat official account. When a member signs up for a program offered by eHuzhu, he or she agrees to evenly contribute to and is entitled to receive payout from other program members in case of any claims covered under such program. The amount of fund that each member can claim is up to RMB500,000, with the maximum contribution from each member limited to RMB3 for each valid claim. As of March 31, 2020, eHuzhu had attracted approximately 3.4 million paying members.

As of March 31, 2020, we, through Fanhua Group Company, operated one e-commerce insurance platform and one online mutual aid platform, and controlled twelve insurance intermediary companies in the PRC, of which nine were insurance agencies including two with national operating licenses and three were insurance claims adjusting firms. As of March 31, 2020, we also owned (i) 18.5% of the equity interests in CNFinance Holdings Ltd.  (NYSE:CNF), a leading home equity loan service provider, (ii) 4.5% of the equity interests in Puyi Inc.  (NASDAQ:PUYI), a leading third party wealth management services provider focusing on mass affluent and emerging middle class population, and (iii) 14.9% of the equity interests in Shenzhen Chetong Network Co., Ltd., an online insurance claims services provider.

Recent Development

On April 3, 2020, we entered into a framework strategic partnership agreement, or the Agreement, with Fanhua Puyi. Pursuant to the Agreement, both parties, on the basis of full compliance with relevant regulatory and legal requirements , will share customer and channel resources and explore collaboration opportunities on the provision of value-added asset management services to Chinese households, by leveraging both parties’ respective strength in insurance and financial services.

Segment Information

As of December 31, 2019, we operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services.

Insurance Agency Segment

Our insurance agency segment accounted for 90.6% and 90.0% of our net revenues from continuing operations in 2018 and 2019, respectively. Revenue from this segment is derived from two broad categories of insurance products: (i) property and casualty insurance products, and (ii) life and health insurance products, both primarily focused on meeting the insurance needs of individuals.

Life and health Insurance Products

Our life and health insurance business accounted for 86.2% of our net revenues from continuing operations in 2019. We expect the sale of life insurance products to be the major source of our revenue in the next several years. The life and health insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below:

●	Individual Health Insurance. The individual health insurance products we distribute primarily consist of critical illness insurance products, which provide guaranteed benefits when the insured is diagnosed with specified serious illnesses, and medical insurance products, which provide conditional reimbursement for medical expenses during the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period.

●	Individual Annuity. The individual annuity products we distribute generally provide annual benefit payments after the insured attains a certain age, or for a fixed time period, and provide a lump sum payment at the end of the coverage period. In addition, the beneficiary designated in the annuity contract will receive guaranteed benefits upon the death of the insured during the coverage period. In return, the purchaser of the annuity products makes periodic payments of premiums during a pre-determined accumulation period.

●	Individual Whole Life Insurance. The individual whole life insurance products we distribute provide insurance for the insured person’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount of the policy or, for some policies, the face amount plus accumulated interest is paid upon the death of the insured.

●	Individual Term Life Insurance. The individual term life insurance products we distribute provide insurance coverage for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years. Term life insurance policies generally expire without value if the insured survives the coverage period.

●	Individual Endowment Life Insurance. The individual endowment products we distribute generally provide insurance coverage for the insured for a specified time period and maturity benefits if the insured reaches a specified age. The individual endowment products we distribute also provide to a beneficiary designated by the insured guaranteed benefits upon the death of the insured within the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period, generally ranging from five to 25 years.

●	Participating Insurance. The participating insurance products we distribute not only provide insurance coverage but also pay dividends generated from the profits of the insurance company providing the policy. The dividends are typically paid on an annual basis over the life of the policy. In return, the insured makes periodic payments of premiums over a pre-determined period, generally ranging from five to 25 years.

The life insurance products we distributed in 2019 were primarily underwritten by Huaxia, Aeon, Sinatay, Tian’an and Evergrande.

Property and Casualty Insurance Products

Our property and casualty insurance business accounted for 3.8% of our net revenues from continuing operations in 2019, primarily representing insurance products we distributed through Baowang, and CNpad Auto to a lesser degree. Our main property and casualty insurance product in terms of net revenues contribution in 2019 is individual accident insurance which we distribute through Baowang. In addition, we also offer travel insurance, homeowner insurance and other property and casualty products on Baowang and facilitate the sale of individual auto insurance through CNpad Auto. The major property and casualty insurance products we offer or facilitate to individual customers can be further classified into the following categories:

●	Individual Accident Insurance. The individual accident insurance products we distribute generally provide a guaranteed benefit during the coverage period, which is usually one year or a shorter period, in the event of death or disability of the insured as a result of an accident, or a reimbursement of medical expenses to the insured in connection with an accident. These products typically require only a single premium payment for each coverage period. Because most of the individual accident insurance products we distribute are underwritten by property and casualty insurance companies, we classify individual accident insurance products as property and casualty insurance products.

●	Travel Insurance. The travel insurance products we distribute are short-term insurance providing guaranteed benefit in the event of death or disability and covering travel-related emergencies and losses, either within one’s own country, or internationally. These products typically require only a single premium payment for each coverage period.

●	Homeowner Insurance. The homeowner insurance products we distribute primarily cover damages to the insured house, along with furniture and household electrical appliance in the house caused by a number of incidents such as fire, flood and explosion.

●	Short term health insurance. The short term health insurance products we facilitate typically have a one-year term and provide conditional reimbursement for medical and surgical expenses incurred for treating illnesses during the coverage period. These products typically require only a single premium payment for each coverage period. Because most of these short-term health insurance products we distribute are underwritten by property and casualty insurance companies, we classify short-term health products as property and casualty insurance products.

●	Auto Insurance. We facilitate both standard auto insurance policies and supplemental policies, which we refer to as riders. The standard auto insurance policies we facilitate generally have a term of one year and cover damages caused to the insured vehicle by collision and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. We also facilitate standard third-party liability insurance policies, which cover bodily injury and property damage caused by an accident involving an insured vehicle to a person not in the insured vehicle. The riders we facilitate cover additional losses, such as liability to passengers, losses arising from vehicle theft and robbery, broken glass and vehicle body scratches.

We primarily partnered with Alliance Property and Casualty Insurance Company Limited, Ping An Property and Casualty Insurance Company Limited, or Ping An, Taikang Online Property and Casualty Insurance Company Limited, Zhong An Online Property and Casualty Insurance Company Limited, and Asia Pacific Property and Casualty Insurance Co., Ltd., or Asia Pacific P&C for the distribution of property and casualty insurance products in 2019.

Claims Adjusting Segment

Total net revenues derived from our claims adjusting segment accounted for 9.4% and 10.0% of our total net revenues in 2018 and 2019, respectively. We offer the following insurance claims adjusting services:

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

We primarily provided claims adjusting services to Ping An, China Pacific Property and Casualty Insurance Company Limited, China Life Property and Casualty Insurance Company Limited, Dinghe Property and Casualty Insurance Company Limited and Asia Pacific P&C in 2019.

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

Seasonality

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Seasonality.”

Distribution and Service Network and Marketing

We have an offline distribution and service network that, as of March 31, 2020, consisted of one insurance sales and service group, nines insurance agencies including two with national operating licenses, and three claims adjusting firms, with 922 sales and service branches and outlets, 650,065 registered independent sales agents and 1,668 in-house claims adjustors. Our distribution and service network consisted of 763 sales outlets in 22 provinces and 159 claims services outlets in 31 provinces.

Province	Number of Sales and Service Outlets	Number of Sales Agents	Number of In-house Adjustors
Shandong	187	168,930	179
Guangdong	75	78,136	216
Hebei	84	69,873	31
Anhui	49	41,660	22
Sichuan	95	35,402	63
Jiangsu	50	32,658	160
Guangxi	23	31,150	26
Zhejiang	61	28,831	176
Hunan	70	24,971	34
Henan	14	20,537	45
Inner Mongolia	17	18,993	8
Liaoning	25	16,535	69
Yunnan	20	15,872	17
Fujian	37	15,286	22
Shaanxi	16	11,943	59
Chongqing	17	9,586	21
Shanxi	10	9,223	17
Tianjin	11	7,721	20
Jiangxi	7	5,823	48
Hubei	16	5,435	93
Beijing	7	1,500	135
Shanghai	9	—	106
Guizhou	4	—	27
Ningxia	2	—	20
Jilin	2	—	22
Qinghai	2	—	3
Hainan	4	—	9
Gansu	2	—	6
Xinjiang	1	—	7
Tibet	2	—	1
Heilongjiang	3	—	6
Total	922	650,065	1,668

The following table sets forth additional information concerning our distribution and service network as of March 31, 2020, broken down by provinces:

We market and sell long-term personal lines of life and health insurance products and property and casualty insurance products to customers through mainly independent sales agents, who are not our employees. We also market and sell accident, short-term health, travel and homeowner insurance products directly to customers through our online platform Baowang (www.baoxian.com). We market and sell insurance claims adjusting services primarily to insurance companies through our in-house professional claims adjustors and to non-affiliated service representatives through Chetong.net, an online service platform, by bidding for claims adjusting business contracts.

Customers

We sell life and health insurance products including critical illness, endowment insurance, annuity insurance, whole life insurance and term life insurance primarily to individual customers as well as property and casualty insurance products including automobile insurance, individual accident insurance, homeowner insurance products, liability insurance and travel insurance. Customers for the life insurance products we distribute are primarily individuals under 50 years of age. For the year ended December 31, 2019, no single individual customer who has purchased insurance products through us accounted for more than 1% of our net revenues. Our customers for the claims adjusting services are primarily insurance companies and online mutual-aid platforms.

As of December 31, 2019, we had accumulated approximately 11 million individual customers, of which 1.1 million have purchased at least one regular long term life and health insurance policy. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referrals and cross-selling opportunities.

Insurance Company Partners

As of March 31, 2020, we had established business relationships with 103 insurance companies in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Since 2007, we have sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of all our subsidiaries located in different parts of China. For the distribution of insurance products, we had outstanding contracts with 35 life insurance companies, four health insurance companies and 19 property and casualty insurance companies, which were all signed at the corporate headquarter level as of March 31, 2020. For the provision of claims adjusting services, we also had outstanding contracts with 58 insurance companies, and 5 insurance brokerage firms and 10 other institutions as of March 31, 2020.

Insurance Aggregator Site Partners

In October 2017, we shifted to a platform business model for our auto insurance business. Under the new business model, we no longer enter into contracts with property and casualty insurance companies for the distribution of auto insurance products through our individual sales agents to earn profits from the commission spread. Rather, we operate CNpad Auto as an auto insurance transaction portal which connects insurance distributors with our sales agents and received technology service fees from distributors which provide auto insurance products on CNpad Auto based on the volume of insurance premiums they transact through CNpad Auto. A technology service fee is typically much smaller than the commission we previously received from insurance companies, though our costs are generally minimal. From 2018, we started partnering with third party online auto insurance platforms, for the facilitation of auto insurance products, by introducing agent traffic to these platforms. In 2019, net revenues derived from our cooperation with these platforms accounting less than 1% of our total property and casualty insurance net revenues. We stopped charging this technology service fee starting from the fourth quarter of 2019.

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:

●	Professional insurance intermediaries. The professional insurance intermediary sector in China is highly fragmented, accounting for only 12.7% of the total insurance premiums generated in China in 2018, according to statistics released by the CBIRC at the 2019 Insurance Intermediary Supervision and Administration Work Conference. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion. We believe that we can compete effectively with these insurance intermediary companies with our long operating history, strong brand recognition, a strong and stable team of managers and sales professionals, leading online platforms and diversified product offerings. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

●	Insurance companies. The distribution of individual life insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales forces and exclusive sales agents to distribute their own products. In addition, in recent years several major insurance companies have increasingly used telemarketing and the Internet to distribute insurance. We believe that we can compete effectively with insurance companies because we focus only on distribution and offer our customers a broad range of insurance products underwritten by multiple insurance companies.

●	Entities that offer insurance products online. In recent years, domestic insurance companies, Internet companies and professional insurance intermediaries have begun to engage in the Internet insurance business. However, each of their insurance e-commerce operations has its own limitations. The insurance products offered on an insurance company’s website are usually confined to those under its own brand. Most Internet companies have limited experience in insurance operation with limited or no offline sales and service support. Our better brand recognition, larger sales scale and broader sales and service network also differentiate us from other professional insurance intermediaries. We believe that we can compete effectively with these business entities because our online insurance platforms offer users access to a broad range of insurance products underwritten by multiple insurance companies’ good after-sale services that are backed by our nation-wide service network and better user experience.

●	Other business entities. In recent years, business entities that distribute insurance products as an ancillary business, primarily commercial banks and postal offices, have been playing an increasingly important role in the distribution of insurance products, especially life insurance products. However, the insurance products distributed by these entities are mostly confined to those related to their main lines of business, such as investment-related life insurance products. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products.

We compete primarily with the other major claims adjusting firms in China, particularly Min Tai’an Insurance Surveyors & Loss Adjusters Co., Ltd., or Min Tai’an. We believe that we can compete effectively with Min Tai’an and other major insurance claims adjusting firms because we offer our customers a diversified range of claims adjusting services covering property insurance, auto insurance marine and cargo insurance, and personal injury and accident and are able to leverage the business relationships we have developed with insurance companies through the distribution of property and casualty insurance products.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of March 31, 2020, we had 33 registered trademarks in China, including our corporate logo. Our main website is www.fanhuaholdings.com.

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

Insurance institutions shall carefully evaluate their own risk management and control capacity and customer service capacity, and rationally determine and choose insurance products and the scope of sales activities suitable for internet operations. The Interim Measures permit insurance companies to sell certain type of products online in regions outside their registered business areas, which include: (i) personal accident insurance, term life insurance and general whole life insurance; (ii) individual homeowner insurance, liability insurance, credit insurance and guarantee insurance; (iii) property insurance business for which the whole service process services from sales and underwriting of insurance policies to the settlement of claims can be performed independently and completely through the internet; and (iv) other insurance products specified by the CBIRC. The Interim Measures also specifies requirements on disclosure of information regarding insurance products sold on the internet and provides guidelines for the operations of the insurance institutions that engage in internet insurance business.

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

On March 28, 2007, SAFE promulgated the Operating Rules for Administration of Foreign Exchange in Domestic Individuals’ Participation in Employee Stock Ownership Plans and Stock Option plans of Companies Listed Abroad, or the Operating Rules, or the Operating Rules. Stock Option Rule. On February 15, 2012, SAFE promulgated the No. 7 Notice, which supersedes the Stock Option Rule in its entirety and immediately became effective upon circulation. According to the No. 7 Notice, domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are Chinese citizens (including citizens of Hong Kong, Macao and Taiwan) or foreign individuals who consecutively reside in the territory of PRC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues such as foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues such as exercise of options, purchasing and sale of related stocks or equity, and funds transfer. Where a domestic agency needs to remit funds out of China as required for individuals’ participation in an equity incentive plan, the domestic agency shall apply with the local office of the SAFE for a foreign exchange payment quota on a yearly basis. A domestic agency shall open a domestic special foreign exchange account in the bank. After repatriation of foreign currency income earned by individuals from participation in an equity incentive plan, the domestic agency shall request the bank to transfer the funds from its special foreign currency account to respective personal foreign currency deposit accounts. In the case of any significant change to the equity incentive plan of a company listed abroad (such as amendment to any major terms of the original plan, addition of a new plan, or other changes to the original plan due to merger, acquisition or reorganization of the overseas listed company or the domestic company or other major events), the domestic agency or the overseas trustee, the domestic agency shall, within three months of the occurrence of such changes, go through procedures for change of foreign exchange registration with the local office of the SAFE. The SAFE and its branches shall supervise, administer and inspect foreign exchange operations related to individuals’ participation in equity incentive plans of companies listed abroad, and may take regulatory measures and impose administrative sanctions on individuals, domestic companies, domestic agencies and banks violating the provisions of the No. 7 Notice.

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

We currently conduct our business in China primarily through our wholly-owned subsidiary Fanhua Insurance Sales Service Group Company Limited, or Fanhua Group Company, and its subsidiaries. As of March 31, 2020, we, through Fanhua Group Company, have a controlling equity ownership in two insurance sales services companies with national operating licenses, 7 regional insurance agencies, and three insurance claims adjusting firms. We also own 18.5%% equity interest of CNFinance, 4.5% equity interest of Puyi Inc. and 14.9% equity interest of one online claim adjusting service company.

Fanhua Group Company and its direct and indirect subsidiaries hold the licenses and permits necessary to conduct our insurance intermediary business and internet insurance distribution business in China.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of March 31, 2020:

The diagram above omits the names of subsidiaries that are immaterial individually and in the aggregate. For a complete list of our subsidiaries as of March 31, 2020, see Exhibit 8.1 to this annual report.

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

D.	Property, Plants and Equipment

Our headquarters are located in Guangzhou, China, where we leased approximately 2,599 square meters of office space as of December 31, 2019. Office space leased by our subsidiaries and consolidated affiliated entities, including certain space used and paid by sales teams, was approximately 190,301 square meters as of December 31, 2019. In 2019, our total rental expenses were RMB92.6 million (US$13.3 million).

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. This discussion and analysis contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report. For discussion of 2017 items and year-over-year comparisons between 2018 and 2017 that are not included in this annual report on Form 20-F, refer to “Item 5. – Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2018, that was filed with the Securities and Exchange Commission on April 30, 2019.

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

Business Relationship with Important Insurance Company Partners

We derive significant revenue from our important insurance company partners. Among the top five of our insurance company partners, each of Huaxia, Aeon, Sinatay and Tian’an accounted for more than 10% of our total net revenues from continuing operations individually in 2019, with Huaxia accounting for 23.8%, Aeon accounting for 18.3%, Sinatay accounting for 16.1% and Tian’an accounting for 12.1%. As a result, any significant changes to our business relationship with the important insurance company partners could have a material impact on our revenue and profit.

Total Premium Payments to Chinese Insurance Companies

The Chinese insurance industry has grown substantially in the past decade. Between 2009 and 2019, total insurance premiums increased from RMB1.1 trillion to RMB4.3 trillion, representing a compound annual growth rate, or CAGR, of 14.6%, according to the CBIRC. We believe that certain macroeconomic and demographic factors, such as increasing per capita GDP and an aging population, have contributed to and will continue to drive the growth of the Chinese insurance industry in the long term.

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

The Size and Productivity of Our Sales Force

As a distributor of insurance products, we generate revenue primarily through our sales force who are individual sales agents in our distribution and service network. The size of our sales force and its productivity, as measured by the average number of insurance products sold per performing sales agent,, the average premium per product sold and the average premiums generated per performing sales agent during any specified period, directly affect our revenue and results of operations. Performing sales agents refer to sales agents who have sold at least one insurance policy. In recent years, some entrepreneurial management staff or senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We refer to these independent agents as “entrepreneurial agents.” An entrepreneurial agent is usually able to assemble and lead a team of sales agents. We have been actively recruiting and will continue to recruit entrepreneurial agents to join our distribution and service network as our sales agents. Entrepreneurial agents have been instrumental to the development of our life insurance business.

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

Product and Service Mix

We began distributing auto insurance products in 1999, expanded our product offerings to other property and casualty insurance products in 2002, and started distributing long term individual life and health insurance products in 2006, primarily to individual customers. We further broadened our service offering to cover insurance claims adjusting services in 2008. In 2010, we started to offer insurance brokerage services for commercial line insurance to corporate clients and reinsurance brokerage services, which were subsequently disposed of in November 2017.

Insurance Agency Segment

Our largest segment by revenue, the insurance agency segment, provides a broad range of life and health and property and casualty insurance products to individual customers.

Most individual life and health insurance policies we distribute require periodic payment of premiums, typically annually, during a pre-determined payment period, generally ranging from 5 to 25 years. For each such policy that we distribute, insurance companies will pay us a first-year commission and fee based on a percentage of the first-year premiums, and subsequent commissions and fees based on smaller percentages of the renewal premiums paid by the insured throughout the payment period of the policy. Therefore, once we distribute a life insurance policy with a periodic payment schedule, it can bring us a steady flow of commission and fee revenue throughout the payment period as long as the insured fulfills his or her premium payment commitment.

Because of the recurring nature of commissions derived from long term life insurance business, and the higher gross margin of our life insurance business than that of our property and casualty insurance business, we intend to focus our efforts on distributing more life insurance products, which we believe will have a positive impact on our revenue and gross margin in the long term.

The property and casualty insurance policies we distribute primarily consist of individual accident insurance, short-term health insurance, travel insurance, and homeowner insurance we distribute through Baoxian.com and auto insurance we facilitate through CNpad Auto. Because the insurance products that we distribute through Baoxian.com are mostly underwritten by property and casualty insurance companies, we classify them as property and casualty insurance products. These property and casualty insurance policies we distribute are typically for a one-year term, with a single premium payable at the beginning of the term. Accordingly, we receive a single commission or fee for each property and casualty policy we distribute. In order for us to have recurring commission and fee revenue from property and casualty insurance products, our customers have to renew their policies or purchase new policies through us every year.

We started to distribute certain long-term critical illness, whole life and term life insurance products on Baoxian.com in 2019, which contributed less than 1% of our total net revenues for the year ended December 31, 2019 and therefore we included the revenues derived from these products in the total net revenues generated by the property and casualty insurance segment. For auto insurance that we distribute through CNpad Auto, the fees we receive from insurance distributors are calculated based on the volume of insurance premiums they transact through CNpad Auto, which are typically much lower than the commissions we previously received from insurance companies, though our costs are generally minimal.

Claims Adjusting Segment

The fees we receive for our claims adjusting services are calculated based on the types of insurance products involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For services provided in connection with auto insurance, individual accident insurance and health insurance, our fees are generally fixed and the amounts collected are based on the types of services provided. In some cases, our fees are charged based on the number of claims adjustors involved in providing the services. We pay our in-house claims adjustors a base salary plus a commission calculated based on a small percentage of the service fees we receive from insurance companies or the insured. The claims adjusting business has become and likely will continue to be a steady source of our net revenues. The gross margin and operating margin of our claims adjusting segment are generally higher than those of our insurance agency segment. We expect that revenues from our claims adjusting business as a percentage of our total net revenues to remain stable over the next few years.

Share- based Compensation Expenses

Our historical results of operations have been affected by the share-based compensation expenses incurred. In 2018 and 2019, we incurred share-based compensation expenses of nil and RMB 0.4 million, respectively. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Performance Indicators — Operating Costs and Expenses — Share-based Compensation Expenses” for a more detailed discussion of our historical share-based compensation expenses. In order to attract and retain the best personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business, we adopted a share incentive plan in October 2007. Under our 2007 Share Incentive Plan, as amended and restated in December 2008, we issued an aggregate number of 136,874,658 ordinary shares which equaled to 15% of our total number of shares outstanding immediately after the closing of our initial public offering, to cover awards granted under the plan. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentives — 2007 Share Incentive Plan.” All of the share-based compensation expenses related to the options granted under the 2007 Share Incentive Plan have been amortized as of December 31, 2016. On June 14, 2018, we announced the 521 Plan, which enabled the Participants, consisting of certain key employees and independent sales agent team leaders, to invest in the Company by purchasing a total of 280,000,000 ordinary shares of the Company, representing 14 million of the Company’s ADSs at the subscription price of US$27.38 per ADS. Accordingly, we started to recognize share-based compensation expenses in 2019 and we expect that share-based compensation expenses will not be a significant component of our operation expenses.

Seasonality

Our quarterly results of operations are affected by seasonal variations caused by business mix, insurance companies’ business practices and consumer demand. For property and casualty insurance business, property and casualty insurance companies, under pressure to meet their annual sales targets, would increase their sales efforts during the fourth quarter of a year by, for example, offering more incentives for insurance intermediaries to increase sales. As a result, our commission and fee revenue derived from property and casualty insurance products in the fourth quarter of a year has generally been the highest among all four quarters. Business activities, including buying and selling insurance, usually slow down during the Chinese New Year Holiday, which occur during the first quarter of each year. As a result, our commission and fee revenue derived from property and casualty insurance products in the first quarter of a year has generally been the lowest among all four quarters. For life insurance business, much of the jumpstart sales activities of life insurance companies occur during the first quarter of a year, while business activities slow down in the fourth quarter of a year as life insurance companies focus on the preparation for the jumpstart sales season of the coming year by preparing to launch new products, making marketing plans and organizing training. During the jumpstart sales season, life insurance companies will offer incentives that are more attractive to insurance intermediaries and sales agents to boost sales. Accordingly, our commission and fee revenue derived from life insurance business is generally the highest in the first quarter of a year and the lowest in the fourth quarter of a year.

Key Performance Indicators

As of December 31, 2019, we operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services.

Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance.

Net Revenues

Our revenues are net of PRC sales taxes. In 2018 and 2019, we generated net revenues of RMB3.5 billion and RMB3.7 billion (US$ 532.3 million), respectively. We derive net revenues from the following sources:

●	Insurance agency segment: commissions paid by insurance companies for the distribution of (i) life and health insurance products, and (ii) commoditized property and casualty products sold through Baoxian.com and (iii) technology service fee generated from CNpad Auto for the transaction of auto insurance products, which accounted for 90.6% and 90.0% of our net revenues for 2018 and 2019, respectively;

●	Claims adjusting segment: commissions and fees primarily paid by the insurance companies,mutual aid platforms and, to a lesser degree, by the insureds for the provision of claims adjusting services, which accounted for 9.4% and 10.0% of our net revenues for 2018 and 2019, respectively;

The following table sets forth our total net revenues earned from each of our reporting segments both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	Year Ended December 31,
	2018			2019
	RMB	%	RMB	US$	%
	(in thousands except percentages)
Agency	3,143,873	90.6	3,335,397	479,100	90.0
Life insurance business	2,870,776	82.7	3,193,625	458,736	86.2
P&C insurance business	273,097	7.9	141,772	20,364	3.8
Claims adjusting	327,390	9.4	370,606	53,234	10.0
Total net revenues	3,471,263	100.0	3,706,003	532,334	100.0

Insurance agency segment primarily covers distribution of life and health insurance products and property and casualty insurance products to individuals. Net revenues from the insurance agency segment decreased from 2018 to 2019 in both absolute amount and as a percentage of our total net revenues.

Net revenues generated from distribution of life and health insurance products have become our primary source of revenue. We began distributing individual life and health insurance products in 2006. Net revenues generated from distribution of life and health insurance products increased from 2018 to 2019, both in absolute amounts and as a percentage of our net revenues. We expect our life insurance business to grow rapidly and bring in significant revenue that will continue to represent a high percentage of our total net revenues in the next several years. We believe this growth will be driven by a number of factors including stronger demand for traditional life and health insurance products as a result of the aging population and the Chinese consumers’ increasing awareness of the benefits of insurance.

Net revenues generated from distribution of property and casualty insurance products decreased significantly from 2018 to 2019, in both absolute amounts and as a percentage of our net revenues, primarily due to cessation of underwriting by one insurance company for certain insurance product which was the key product that Baoxian.com placed for one of its major channel partners since June 2018. We expect our net revenues to be derived from distribution of property and casualty insurance products will remain stable in 2020.

We began providing claims adjusting services in 2008. Net revenues from our claims adjusting segment increased from 2018 to 2019, reflecting our increased efforts to expand individual accident and health insurance-related claims adjusting services. We expect that net revenues from claims adjusting services as a percentage of our total net revenues will be stable in the next few years.

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

The fees we received from third party online insurance platforms were based on a percentage of the premiums transacted over CNpad Auto. We typically received payment of such fees on a quarterly basis. We stop charging technology service fees starting from the fourth quarter of 2019.

We are compensated primarily by insurance companies for our claims adjusting services. The fees we receive for our claims adjusting services depend on the types of insurance products involved. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For claims adjusting services related to auto insurance, individual accident insurance and health insurance, our fees are generally fixed on a per claim basis, or in some cases, on a per head basis. These fees are typically paid to us on a quarterly basis. For services provided in connection with other property and casualty insurance, our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. We typically receive payment for these fees on a semi-annual or annual basis.

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

	Year Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	3,471,263	100.0	3,706,003	532,334	100.0
Operating costs	(2,346,015)	(67.6)	(2,483,448)	(356,725)	(67.0)
Selling expenses	(231,075)	(6.7)	(278,085)	(39,944)	(7.5)
General and administrative expenses	(468,430)	(13.5)	(475,107)	(68,245)	(12.8)
Total operating costs and expenses	(3,045,520)	(87.8)	(3,236,640)	(464,914)	(87.3)

Operating Costs

We incur costs primarily in connection with the distributions of insurance products and the provision of claims adjusting services. Our operating costs increased from 2018 to 2019, which was in line with the increase in revenue during the same period. We rely mainly on individual sales agents and to a much lesser degree, on Baoxian.com for the distributions of insurance products. For claims adjusting services, we rely mainly on our in-house claims adjustors and non-affiliated claims adjustors through Chetong.net. Operating costs incurred as a percentage of net revenues decreased from 2018 to 2019, primarily due to the growth of our renewal life insurance business which has higher operating margin than our property and casualty insurance business and new life insurance business. We anticipate that our operating costs will increase in absolute amounts as we further grow our business.

Selling Expenses

Our selling expenses primarily consist of:

●	salaries and employment benefits for employees who work in back office below the provincial management level;

●	office rental, telecommunications and office supply expenses incurred in connection with sales activities; and

●	advertising and marketing expenses.

We expect that our selling expenses will increase as we expand our distribution and service network in both existing markets and new geographic regions. As we grow in size, we also intend to spend more on marketing and advertising to enhance our brand recognition and promote our online platforms. Selling expenses in 2019 remained stable as compared to 2018.

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

We expect that our general and administrative expenses will increase as we hire additional administrative personnel, pay higher labor costs and incur additional costs in connection with the expansion of our business, and our efforts to develop our online insurance platforms.

Share-based compensation expenses. As share options granted under the 2012 Share Incentive Plan have all vested by 2016, there was no share-based compensation expenses incurred in 2017 and 2018. We recognized share-based compensation expenses of RMB0.4 million in 2019 as a result of the 521 Plan. The 521 Plan was initially recognized as a liability award, pursuant to the original Loan Agreement related to the 521 Plan and accordingly, share-based compensation expense related to the 521 Plan was variable based on the change of the fair value at the reporting date for each of the first, second and third quarter of 2019. Pursuant to the Second Supplement to the Loan Agreement entered into in November 2019, the 521 Plan was modified which resulted in a change of the award’s classification from liability to equity. RMB1.6 million of share-based compensation expenses in connection with the 521 Plan will be amortized on a straight-line basis over the remaining vesting period from 2020 to 2023. For more information about our share-based compensation expenses, please see Note 19 to our audited consolidated financial statements included in this annual report.

The following table sets forth our share-based compensation expenses, both in absolute amounts and as percentages of our selling expenses and general and administrative expenses, for the periods indicated.

	For the Year Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands except percentages)
Share-based compensation expenses	—	—	281	40	0.1
Others	231,075	100.0	277,804	39,904	99.9
Selling expenses	231,075	100.0	278,085	39,944	100.0
Share-based compensation expenses	—	—	113	16	*
Others	468,430	100.0	468,317	68,114	100.0
General and administrative expenses	468,430	100.0	468,430	68,130	100.0

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

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 8.25% for the years ended December 31, 2018 and 2019. Payment of dividends is not subject to withholding tax in Hong Kong.

PRC

EIT

According to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the EIT law, foreign invested enterprises and domestic enterprises are subject to enterprise income tax, or EIT, at a uniform rate of 25%.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 8.25% for the years ended December 31, 2018 and 2019.

Pursuant to the relevant laws and regulations in the PRC, each of Ying Si Kang Information Technology (Shenzhen) Co., Ltd., or Ying Si Kang, and Shenzhen Huazhong United Technology Co., Ltd., or Shenzhen Huazhong, both our wholly-owned subsidiaries, was recognized as a software company and thus exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Ying Si Kang, year 2014 was the first profit-making year and accordingly it has made a 12.5% tax provision for its profits for the year ended December 31, 2018. For Shenzhen Huazhong, 2017 was the first profit-making year and accordingly it has made a 12.5% tax provision for its profits for the year ended December 31, 2019.

Pursuant to the Circular on Issues Regarding Tax-related Preferential Policies for Further Implementation of Western Development Strategy jointly issued by the State Ministry of Finance, General Administration of Customs, China and State Administration for Taxation, enterprises located in the western China regions that fall into the encouraged industries are entitled to 15% EIT preferential tax treatment from January 1, 2011 to December 31, 2020. In September 2018, our wholly-owned subsidiary, Fanhua Lianxin Insurance Sales Co., Ltd., which is the holding vehicle of our life insurance operations, was relocated to Tianfu New Area, Sichuan province, PRC. Subsequently, Lianxin will enjoy 15% EIT tax rate instead of unified 25% from September 1, 2018 to December 31, 2020. Tibet Zhuli Investment Co. Ltd. (“Tibet Zhuli”), our wholly-owned subsidiary, was entitled to a preferential tax rate of 9% for the period from January 1, 2015 to December 31, 2017 and 15% for the years ended December 31, 2018 and 2019, as it was established with approval in Tibet, PRC, before January 1, 2018.

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

Revenue Recognition

Our revenue from contracts with insurance companies is derived principally from the provision of agency and claims adjusting services. According to ASC 606, revenue is recognized at a point in time upon the effective date of the insurance policy, as no performance obligation exists after the insurance policy was signed. If there are other services within the contract, we estimate the stand-alone selling price for each separate performance obligation, and the corresponding apportioned revenue is recognized over the period of time in which the customer receives the service, and as the performance obligations are fulfilled and we are entitled to that portion of revenue using the output method for the services. In situations where multiple performance obligations exist within a contract, the use of estimates is required to allocate the transaction price on a relative stand-alone selling price basis to each separate performance obligation. We determine revenue recognition through the following steps:

●	Identification of the contract, or contracts, with a customer;

●	Identification of the performance obligation in the contract;

●	Determination of the transaction price, including the constraint on variable consideration;

●	Allocation of the transaction price to the performance obligation in the contracts; and

●	Recognition of revenue when (or as) the Company satisfies a performance obligation.

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

No allowance for cancellation has been recognized for agency as the management of our estimates, based on our past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been de minimis to date are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.1% and 0.1% of the total commission and fee revenues during years ended December 31, 2018 and 2019, respectively.

For life insurance agency, we may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency achieves its performance obligation, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. The contingent commissions are recorded when a performance obligation is being achieved. Performance bonus represent a form of variable consideration associated with certain sales volume, for which we earn commissions. The contingent commissions are recorded when a performance obligation is being achieved. We estimate the amount of consideration with a constraint applied that will be received in the coming year such that a significant reversal of revenue is not probable and accrue performance bonus relative to the recognition of the corresponding core commissions. For the years ended December 31, 2018 and 2019, we recognized contingent performance bonus of RMB23.2 million and RMB58.1 million (US$8.3 million), respectively.

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

Contract balances

Our contract balances include accounts receivable and contract asset. The balances of account receivable as of December 31, 2018 and 2019 are all derived from contracts with customers.

The timing between the recognition of revenue for effective insurance policy and the receipt of payment is not significant. The estimated accounts receivable in relation to cancellation of insurance policies within hesitation period is a contract asset included in accounts receivable. The balances of contract asset are RMB84.9 million and RMB131.1 million (US$18.8 million) as of December 31, 2018 and December 31, 2019, respectively.

We have no advance from customers in advance of revenue recognition, or contract liability and, therefore, none of revenue recognized in the current period that was previously recognized as a contract liability.

Practical Expedients and Exemptions

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses in the consolidated statements of operations and comprehensive income, as the amortization period is less than one year and we have elected the practical expedient included in ASC 606.

We have applied the optional exemption provided by ASC 606 to not disclose the value of remaining performance obligations not yet satisfied as of period end for contracts with original expected duration of one year or less.

Investment in Affiliates

We use the equity method of accounting for investments in which we have the ability to exercise significant influence, but do not have a controlling interest.

We continually review our investment in equity investees to determine whether a decline in fair value to an amount below the carrying value is other-than temporary. The primary factors we consider in our determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as the stock price of the investee and its corresponding volatility, if publically traded, our intent and ability to hold the investment until recovery, and changes in the macro-economic, competitive and operational environment of the investee. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

The fair values of the investments in equity investees are determined based on valuation techniques using the best information available, including but not limited to such as quoted prices for the investments or similar investments in active markets, the investees’ current and expected future performance, industry trend and projected revenue growth rates and profit margin, forecasted cash flows based on discounted rates and terminal growth rates, etc.

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

Classification of award

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

We measure an equity award based on the awards’ fair value on grant date and recognize the compensation cost over the vesting periods, with the corresponding credit recorded as paid-in capital.

Modification of an award

A modification of the terms or conditions of an equity award is treated as an exchange of the original award for a new award. We measure the effects of a modification as follows: i) incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award determined over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date; and ii) the total recognized compensation cost for an equity award shall at least equal the fair value of the award at the grant date unless at the date of the modification the performance or service conditions of the original award are not expected to be satisfied. We recorded the incremental fair-value-based measure, if any, of the modified award, as compensation cost on the date of modification (for vested awards) or over the remaining service (vesting) period (for unvested awards).

Share-based compensation expenses of nil, nil and RMB0.4 million (US$56,290.8) for the years ended December 31, 2017, 2018 and 2019, respectively, were included in the selling, general and administrative expenses.

Variable Interest Entities (“VIEs”)

The 521 Plan

On June 14, 2018, we announced that our board of directors has approved a 521 Share Incentive Plan (the “521 plan”). The 521 Plan is designed to incentivize the Company’s employees and independent sales agents (collectively the “Participants”) by purchasing a total of 280,000,000 ordinary shares of the Company. 10% of the subscription price is paid by the Participant on or around the grant date, while the remaining 90% of the subscription prices is financed through interest-bearing loans from the Company. Pursuant to the 521 Plan, we set up three companies which are Fanhua Employees Holdings Limited, Step Tall Limited and Treasure Chariot Limited (collectively the “521 Plan Employee Companies”) to hold the Company’s ordinary shares on behalf of the Participants of the 521 Plan. Each of the 521 Plan Employee Companies is a legal entity formed in the British Virgin Islands with a sole shareholder appointed by the Company. Each shareholder is either an employee, or a founder who is also a shareholder and director of the Company.

In determining whether we are the primary beneficiary of the 521 Plan Employee Companies, we applied the following critical judgements: 1) our ordinary shares are the only significant assets held by the 521 Plan Employee Companies, which serve as collaterals to the loans issued by the Company to the Participants during the vesting period; 2) the activities most significantly impacting the 521 Plan Employee Companies’ economic performance are the decision making related to managing the shares in the 521 Plan Employee Companies. Given the only substantial recourse to the loans issued by the Company are the ordinary shares, changes (principally decreases) in the value of the ordinary shares held by the 521 Plan Employee Companies will be indirectly absorbed by the Company and the Company has potential exposure to the economics of the 521 Plan Employee Companies. In addition to that, we control the decision-making rights of the 521 Plan Employee Companies with respect to the shares held by the 521 Plan Employee Companies as collateral to the loans issued to the Participants, and we have potential exposure to the economics of the VIEs resulting from the fluctuation in value of the ADS, which is more than insignificant. Further, we will also participate in the variability and absorb the economic benefits of the 521 Plan Employee Companies, through an increase in value of the shares held by the 521 Plan Employee Companies, if the performance conditions are not met or partially met based on the profit distribution arrangements.Therefore, the Company has variable interests in the 521 Plan Employee Companies during the vesting period. Since we have the power to direct the activities that most significantly impact the 521 Plan Employee Companies’ economic performance and none of the 521 Plan Employee Companies’ equity investors have the obligation to absorb the expected losses or the right to receive the expected residual returns of the ADS which will be indirectly absorbed by the Company or the Participants as described in the various vesting scenarios in “Item 6. Directors, Senior Management and Employees — B. Compensation — 521 Plan”, we are the primary beneficiary of the 521 Plan Employee Companies and the 521 Plan Employee Companies are deemed to be VIEs of the Company and are consolidated by the Company.

As all the contractual arrangements with the 521 Plan Employee Companies are subject to PRC law, and, based on the advice of our PRC counsel, we believe that our contractual arrangements with the 521 Plan Employee Companies are in compliance with PRC law and are legally enforceable according to our PRC counsel. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. The interests of the shareholders of the 521 Plan Employee Companies may diverge from that of our company, which may potentially increase the risk that they would seek to act contrary to the contractual terms.

See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Our variable interest entities or their respective shareholders and directors may fail to perform their obligations under our contractual arrangements with them.

Recent Accounting Pronouncements

For a summary of recently issued accounting pronouncements not yet adopted that may potentially impact our financial position and results of operations, see Note 2(ac) to the consolidated financial statements of Fanhua Inc. pursuant to Item 18 of Part III of this annual report.

Results of Operations

The following table sets forth our net revenues, operating costs and expenses and income from operations by reportable segments for the periods indicated.

We are currently operating under two reporting operating segments: (1) insurance agency, and (2) claims adjusting.

	For the Year Ended December 31,
	2018	2018 to 2019 Percentage Change	2019
	RMB	%	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Income Data
Net revenues:
Agency	3,143,873	6.1	3,335,397	479,100
Life insurance business	2,870,776	11.2	3,193,625	458,736
P&C insurance business	273,097	(48.1)	141,772	20,364
Claims adjusting	327,390	13.2	370,606	53,234
Total net revenues	3,471,263	6.8	3,706,003	532,334
Operating costs and expenses:
Operating costs:
Agency	(2,151,856)	5.2	(2,263,952)	(325,196)
Life insurance business	(1,943,053)	11.5	(2,166,126)	(311,144)
P&C insurance business	(208,803)	(53.1)	(97,826)	(14,052)
Claims adjusting	(194,159)	13.0	(219,496)	(31,529)
Total operating costs	(2,346,015)	5.9	(2,483,448)	(356,725)
Selling expenses	(231,075)	20.3	(278,085)	(39,944)
General and administrative expenses	(468,430)	1.4	(475,107)	(68,245)
Total operating costs and expenses	(3,045,520)	6.3	(3,236,640)	(464,914)
Income (loss) from continuing operations
Insurance agency	529,280	1.6	537,746	77,243
Claims adjusting	10,491	(13.2)	9,132	1,311
Other	(114,028)	(32.0)	(77,515)	(11,134)
Income from continuing operations	425,743	10.2	469,363	67,420
Other income, net:
Investment income	195,456	(59.5)	79,070	11,358
Interest income	34,207	(91.8)	2,828	406
Others, net	11,807	(18.2)	9,664	1,388
Income from continuing operations before income taxes and share of income and impairment of affiliates, net	667,213	(15.9)	560,925	80,572
Income tax expense	(224,586)	(36.0)	(143,816)	(20,658)
Share of income and impairment of affiliates, net	174,468	*	(224,555)	(32,255)
Net income from continuing operations	617,095	(68.8)	192,554	27,659
Net income from discontinued operations, net of tax	—	*	—	—
Net income	617,095	(68.8)	192,554	27,659
Less: Net income attributable to the noncontrolling interests	7,180	(49.6)	3,622	520
Net income attributable to the Company’s shareholders	609,915	(69.0)	188,932	27,139

*	Not meaningful for analysis because the percentage change is mathematically undeterminable or involves a change from income or benefit to loss or expense, or vice versa.

Year ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

Our total net revenues increased by 6.8% from RMB3,471.3 million in 2018 to RMB3,706.0 million (US$532.3 million) in 2019.

●	Net revenues from our insurance agency segment increased by 6.1% from RMB3,143.9 million in 2018 to RMB3,335.4 million (US$479.1 million) in 2019. The increase was primarily due to growth in life insurance business, from RMB2,870.8 million in 2018 to RMB3,193.6 million (US$458.7 million) in 2019, partially offset by a decrease in net revenues derived from P&C insurance business.

The increase in net revenues generated from the life insurance agency business was primarily driven by the establishment of new branches in more regions. The increase was mainly driven by (i) a 3.1% year-over-year growth in first year commissions to RMB2,390.8 million and (ii) a 45.4% year-over-year growth in renewal commissions to RMB802.8 million. Revenues generated from our life insurance business accounted for 86.2% of our total net revenues in 2019.

The decline of the property and casualty insurance agency business was primarily due to (i) the decline of sales on Baowang (www.baoxian.com) mainly resulting from the decision by certain insurance companies to cease underwriting certain popular insurance products and (ii) the decline in platform fees received for the auto insurance business. Revenues for the P&C insurance business were mainly derived from commissions generated from Baowang and the technology service fees we charged based on the volume of insurance premiums transacted through CNpad Auto.

●	Net revenues from our claims adjusting segment increased by 13.2% from RMB327.4 million in 2018 to RMB370.6 million (US$53.2 million) for 2019. The increase was mainly due to the strong growth of our medical insurance-related claims adjusting business in 2019.

Operating Costs and Expenses

Operating costs and expenses increased by 6.3% from RMB3,045.5 million in 2018 to RMB3,236.6 million (US$464.9 million) for 2019.

Operating Costs. Our operating costs increased by 5.9% from RMB2,346.0 million in 2018 to RMB2,483.4 million (US$356.7 million) in 2019, primarily because of an increase in operating cost in life insurance business.

●	Operating costs for our insurance agency segment increased by 5.2% from RMB2,151.9 million in 2018 to RMB2,264.0 million (US$325.2 million) in 2019, primarily due to an increase of 11.5% in costs for the life insurance agency business from RMB1,943.1 million in 2018 to RMB2,166.1 million (US$311.1 million) in 2019, which was mainly due to growth in revenue generated from the life business, partially offset by a decrease in costs for the property and casualty insurance agency business from RMB208.8 million in 2018 to RMB97.8 million (US$14.1 million) in 2019, which is in line with the decrease in revenue generated from the property and casualty insurance agency business.

●	Operating costs for our claims adjusting segment increased by 13.0% from RMB194.2 million in 2018 to RMB219.5 million (US$31.5 million) in 2019, primarily due to business expansion of medical insurance-related claims adjusting service.

Selling Expenses. Our selling expenses increased by 20.3% from RMB231.1 million in 2018 to RMB278.1 million (US$39.9 million) in 2019, primarily attributable to the opening of new sales outlets.

General and Administrative Expenses. Our general and administrative expenses increased by 1.4% from RMB468.4 million in 2018 to RMB475.1 million (US$68.2 million) in 2019, primarily due to the increase in payroll and rental expenses, partially offset by the decrease in depreciation and amortization and other disbursements.

Income from Operations

As a result of the foregoing factors, income from operations increased by 10.2% from RMB425.7 million in 2018 to RMB469.4 million (US$67.4 million) in 2019.

●	Income from operations for our agency insurance segment increased by 1.6% from RMB529.3 million in 2018 to RMB537.7 million (US$77.2 million) in 2019, which was primarily due to the growth of life insurance business contribution, partially offset by the decline in the property and casualty insurance agency business.

●	Income from operations for our claims adjusting segment decrease by 13.2% from RMB10.5 million in 2018 to RMB9.1 million (US$1.3 million) in 2019, which was primarily due to new business in 2019 which has lower margin.

●	Other loss from operations represented operating loss incurred by the headquarters, which was not allocated to each business segment. Operating loss incurred by the headquarters decreased by 32.0% from RMB114.0 million in 2018 to RMB77.5 million (US$11.1 million) in 2019, primarily due to decrease in depreciation and disbursements at the headquarters.

Other Income

Investment Income. Investment income represents income received from short-term investments in collective trust products and interbank deposits. Our investment income decreased by 59.5% from RMB195.5 million in 2018 to RMB79.1 million (US$11.4 million) in 2019. The decrease in yields from short-term investments in financial products was mainly due to (i) change in composition of our short-term investment portfolio, with increased allocation to wealth management products issued by banks which offer relatively lower yields as compared to other financial products in the portfolio; (ii) a year-over-year decrease in yields from wealth management products issued by banks; and (iii) a decrease in cash available for investment in short-term investment products due to the share buyback program, declaration of cash dividends and the implementation of the Company’s 521 Plan since the second half of 2018.

Interest Income. Our interest income decreased by 91.8% from RMB34.2 million in 2018 to RMB2.8 million (US$0.4 million) in 2019, primarily due to (i) the settlement of certain one-year term interest-bearing receivables in August 2018; (ii) the decrease in cash available for investment; and (iii) the decrease in bank interest rates in 2019.

Income Tax Expense

Our income tax expense decreased by 36.0% from RMB224.6 million in 2018 to RMB143.8 million (US$20.7 million) in 2019. The effective tax rate for 2019 was 25.6% compared with 33.7% in 2018. The decrease in effective tax rate was primarily due to (i) the start of a tax holiday from the fourth quarter of 2018 enjoyed by Fanhua Lianxing Insurance Sales Service Co., Ltd., our wholly-owned subsidiary which is the holding company of our life insurance operation; and (ii) the decrease in withholding tax paid in connection with dividend distribution in 2019.

Share of Income and Impairment of Affiliates, net

Our share of income and impairment of affiliates was negative RMB224.6 million (US$32.3 million) for 2019, as compared to share of income of affiliates of RMB174.5 million in 2018. The share of income of affiliates mainly represented share of income from CNFinance in which we own 18.5% of the equity interest. The share of income and impairment from CNFinance included a RMB322.7 million (US$46.3 million) impairment on investment in CNFinance, to reflect a write-down to the fair value of the investment as measured by the closing market price of CNFinance on December 31, 2019, offsetting the share of income of CNFinance of RMB98.7 million (US$14.2 million) from CNFinance in 2019.

Net Income Attributable to the Non-controlling Interests

The net income attributable to the non-controlling interests decreased by 49.6% from RMB7.2 million in 2018 to RMB3.6 million (US$0.5 million) in 2019, primarily due to the decrease in profits from our subsidiaries operating claims adjusting business in which we currently own 44.7% equity interests.

Net Income Attributable to the Company’s Shareholders

As a result of the foregoing factors, our net income attributable to our shareholders decreased by 69.0% from RMB609.9 million in 2018 to RMB188.9 million (US$27.1 million) for 2019. The decrease was mainly due to the decreases in investment income and share of income from CNFinance.

Inflation

Inflation in China has impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1.4%, 2.0%, 1.6%, 2.1% and 2.9% in 2015, 2016, 2017, 2018 and 2019, respectively. Our operating costs and expenses, such as sales agent and employee compensation and office operating expenses, increased significantly partly as a result of inflation in 2018 and 2019. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation significantly reduced the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China. If high inflation persists in China in the future, our operational results may continue to be significantly affected.

Foreign Currency

The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB7.0137 per U.S. dollar in December 2019. The fluctuation of the exchange rate between the RMB and U.S. dollar and HK dollar resulted in foreign currency translation gain of RMB 10.2 million (US$1.5 million) in 2019, when we translated our financial assets from U.S. dollar and HK dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3. Key Information — D.Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities. As of December 31, 2019, we had RMB169.7 million (US$24.4 million) in cash and cash equivalents, and RMB1.6 billion (US$231.6 million) in short-term investments. Our cash and cash equivalents consist of cash on hand and bank deposits and our short term investments consist of short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to fund dividend distribution and share buyback, maintenance and developments of online platforms including Lan Zhanggui, CNpad Auto, Baoxian.com, and eHuzhu, establishment of new branches and sales outlets, working capital requirements, automobiles and office equipment purchases, office renovation and rental deposits.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	523,827	178,324	25,615
Net cash (used in) generated from investing activities	1,567,585	11,959	1,717
Net cash generated (used in) from financing activities	(1,664,506)	(792,106)	(113,778)
Net increase (decrease) in cash and cash equivalents and restricted cash	426,906	(601,823)	(86,446)
Cash and cash equivalents and restricted cash at the beginning of the year	439,033	848,166	121,831
Cash and cash equivalents and restricted cash at the end of the year	848,166	265,605	38,152

Operating Activities

Net cash generated from operating activities amounted to RMB178.3 million for the year ended December 31, 2019, primarily attributable to (i) a net income of RMB192.6 million, (ii) adjustments of depreciation expense of RMB16.3 million, non-cash operating lease expense of RMB69.5 million, investment income of RMB65.6 million and share of income and impairment of affiliates, net of RMB224.6 million representing share of net income generated by CNFinance offset by an impairment of the investment in CNFinance, which were non-cash items and, and (iii) an increase of accounts payable of RMB50.2 million offset by (i) an increase of accounts receivable of RMB180.2 million contributed by our major customers, Huaxia and Sinatay, which in aggregate accounted for 39.9% of our revenue and 44.8% of account receivable as of year end of 2019 as certain amount of sales bonus from Huaxia and Sinatary was settled quarterly and annually, among which the receivable from Sinatay has been fully settled in March 2020, (ii) decrease of other payable of RMB25.5 million, (iii) decrease of income tax payable of RMB50.0 million and (iv) decrease of lease liability of RMB76.6 million.

Net cash generated from operating activities amounted to RMB523.8 million for the year ended December 31, 2018, primarily attributable to (i) a net income of RMB617.1 million, (ii) adjustments of depreciation of RMB10.8 million, amortization of acquired intangible assets of RMB15.9 million and share of income of affiliates of RMB174.5 million, which were non-cash items, and (iii) an increase of accounts payable of RMB129.7 million and other payable of RMB21.5 million due to an increase in operational cost and expenses that had been accrued but unsettled in the fourth quarter of 2018, partially offset by RMB156.0 million in investment adjustment income from collective trust funds and inter-bank deposit.

Investing Activities

Net cash from investing activities for the year ended December 31, 2019 was RMB12.0 million, primarily attributable to proceeds from disposal of short term investments of RMB7,523.3 million that matured offset by cash used to purchase short term investment products including collective trust funds and inter-bank deposits of RMB7,498.7 million and purchase of property, plant and equipment of RMB19.7 million.

Net cash generated from investing activities for the year ended December 31, 2018 was RMB1, 567.6 million, primarily attributable to (i) proceeds from short term investments of RMB12.5 billion that had matured, (ii) loan repayment from third party of RMB500.0 million and (iii) purchase of property, plant and equipment of RMB22.8 million partially offset by cash used to purchase short term investment products including collective trust funds and inter-bank deposits of RMB11.4 billion.

Financing Activities

Net cash used in financing activities was RMB792.1 million for the year ended December 31, 2019, attributable to (i) cash used for share repurchase program in 2019 of RMB484.0 million and (ii) dividend payments of totaling RMB435.1 million, partially offset by proceeds from employees and agents’ share subscriptions of RMB111.3 million.

Net cash used in financing activities was RMB1,664.5 million for the year ended December 31, 2018 attributable to (i) cash used for the purchase of ordinary shares pursuant to the Company’s 521 Plan and its share repurchase program in 2018 of RMB1.6 billion and (ii) dividend payments of totaling RMB331.7 million, partially offset by proceeds from employees and agents’ share subscription of RMB211.1 million and proceeds related to disposal of Fanhua Times Sales & Services Co., Ltd and its subsidiaries of RMB22.7 million.

Capital Expenditures

We incurred capital expenditures of RMB20.9 million, RMB22.8 million and RMB19.7 million (US$2.8 million) for the years ended December 31, 2017, 2018 and 2019, respectively. Our capital expenditures have been used primarily to construct our IT infrastructure and online platforms, and to purchase automobiles and office equipment for newly established insurance intermediary companies. We estimate that our capital expenditures will increase moderately in the following two or three years as we further expand our distribution and service network in China, and maintain and upgrade our IT infrastructure and online platforms. We anticipate funding our future capital expenditures primarily with net cash flows from financing and operating activities.

Borrowings

As of each of December 31, 2018 and 2019, we had no short-term or long-term bank borrowings.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of EIT on dividend derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividend distributed by such foreign-invested enterprises. As of December 31, 2019, our restricted net asset was RMB1.4 billion (US$202.6 million). This amount is composed of the registered equity of our PRC subsidiaries and the statutory reserves described above. Our ability to pay dividends primarily depends upon dividends paid by our subsidiaries. As of December 31, 2019, we had aggregate undistributed earnings of approximately RMB1.3 billion (US$ 187.3 million) that were available for distribution. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. As a result, as of December 31, 2019, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2019:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)

Undiscounted minimum lease payment included in the measurement of operating lease liabilities	204,530	87,333	89,996	24,728	2,473
Total	204,530	87,333	89,996	24,728	2,473

Not included in the table above are uncertain tax liabilities of RMB70.4 million (US$10.1 million). As we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, such liabilities are excluded from the contractual obligations table above.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2019.

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

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chunlin Wang	50	Chief Executive Officer and Chairman of the Board of Directors
Peng Ge	48	Chief Financial Officer and Director
Yinan Hu	54	Director
Yunxiang Tang	74	Independent Director
Stephen Markscheid.	66	Independent Director
Allen Warren Lueth	51	Independent Director
Mengbo Yin	64	Independent Director

Mr. Chunlin Wang has been our chairman of the board of directors since September 2017 and has been our chief executive officer since October 2011. He has been our director since March 2016. From April 2011 to October 2011, he was our chief operating officer. From January 2007 to October 2011, he was vice president and head of the property and casualty insurance unit of our company. From 2003 to January 2007, he served as assistant to our chairman. From 2002 to 2005, he served as the general manager of Guangdong Nanfeng, one of our first affiliated insurance intermediaries in the PRC. From 1998 to 2002, Mr. Wang served as a branch manager at Guangzhou Nanyun Car Rental Services Co., Ltd. and later Guangdong Nanfeng Automobile Association Co., Ltd., our predecessors. Mr. Wang received his bachelor’s degree in law from Central-Southern University of Politics and Law in China.

Mr. Peng Ge has been our chief financial officer since April 2008 and has been our director since December 2016. He is currently a member of the board of directors of CNFinance, which is a public company listed in the U.S. From 2005 to April 2008, he served as the general manager of the finance and accounting department and vice president of our company. From August 2007 to September 2008, he was also a director of our company. From 1999 to 2005, Mr. Ge headed our Beijing operations. From 1994 to 1999, Mr. Ge was a financial manager at a subsidiary of China National Native Produce and Animal By-Products Import & Export Corporation. Mr. Ge received his bachelor’s degree in international accounting and his MBA degree from the University of International Business and Economics in China.

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

Mr. Stephen Markscheid has been our independent director since August 2007. Mr. Markscheid is chairman of Still Waters Greent Technology, a United Kingdom based renewable energy developer, and chief financial officer of Childwise, an early childhood education and training provider in the U.S. and China. He is a member of the board of directors of Jinko Solar, Inc. and Hexindai Inc., which are public companies listed in U.S. and ZZ Capital International Limited, a public company listed in Hong Kong. He is also a trustee of Princeton-in-Asia, a nonprofit social service organization affiliated with Princeton University. He was a member of the board of directors of a number of other listed companies, including TKK Symphony Acquisition Corporation (currently named Glory Star New Media Group Holdings Limited), Ener-Core, Inc., China Ming Yang Wind Power Group and ChinaCast Education Corporation. He acted as a director and interim chief executive officer and chief financial officer of Fellazo Inc. in 2020. From 2014 to 2017, he was a partner of Wilton Partners, a Shanghai-based boutique investment bank. From 2007 to 2011, he was the chief executive officer of Synergenz BioScience, Inc., a genomics company based in Hong Kong. Prior to that, Mr. Markscheid was the chief executive officer of HuaMei Capital Company, Inc., a Sino-U.S. investment advisory firm from 2006 to 2007. From 1998 to 2006, Mr. Markscheid worked for GE Capital. During his time with GE Capital, Steve led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to joining GE, Mr. Markscheid worked with the Boston Consulting Group throughout Asia from 1994 to 1997. Prior to that, Mr. Markscheid had been a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. Prior to that, he worked with the US-China Business Council in Washington D.C. and Beijing. Mr. Markscheid received his bachelor’s degree in East Asian studies from Princeton University, a master’s degree in international affairs and economics from the School of Advanced International Studies at Johns Hopkins University, and an MBA degree from Columbia University.

Mr. Allen Lueth has been our independent director since August 2007. Mr. Lueth is currently a member of the board of directors of Greatview Aseptic Packaging Company Limited, a company listed in Hong Kong. Since September 2019, Mr. Lueth has served as a president and chief financial officer of International Institute of Education Group, a company mainly engaged in language education in the PRC. From 2017 to 2019 and 2010 to 2017, Mr. Lueth served as a chief financial officer for Asia-Pacific region and a vice president of finance for the PRC region for Cardinal Health, Inc., a Fortune 500 company engaged in the healthcare industry respectively. From 2005 to 2010, Mr. Lueth served as a vice president of finance and strategy formation for the PRC region for Zuellig Pharma China, which was then acquired by Cardinal Health, Inc. in 2010. Mr. Lueth worked for GE Capital from 1998 to 2004 in a variety of roles, including chief financial officer and chief executive officer for the Taiwan operations, and the representative for China. Earlier, he served with Coopers & Lybrand as an auditor. Mr. Lueth obtained his certificate as a certified public accountant in 1991 and a certified management accountant in 1994. Mr. Lueth received his bachelor of science in accounting degree from the University of Minnesota and an MBA degree from the J.L. Kellogg School of Management.

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

In 2019, the aggregate cash compensation, including reimbursement of expenses, to our executive officers was approximately RMB2.5 million (US$0.4 million), and the aggregate cash compensation to our non-executive directors was approximately RMB3.3 million (US$0.5 million). We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our executive officers and directors except for statutory social security payment.

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

In November 2014, the board and compensation committee passed a resolution to modify the exercise price of the 2012 Options. Except for the 2012 Options granted to one of the independent directors who is a US resident, the exercise price of the rest of the 2012 Options was reduced from US$0.30 per ordinary share (for certain directors, officers, key employees and sales agents) and US$0.31 per ordinary share (for the other independent director who is a US resident) to US$0.001 per ordinary share while the maximum aggregate award of 96,645,000 ordinary shares was reduced to 46,722,500 ordinary shares. The options are subject to the same service period. As of December 31, 2014, except for the options granted to one of the independent directors, outstanding options to purchase 91,327,722 ordinary shares were modified into 45,663,861 shares options. There was no incremental cost as a result of such option modification. As of March 31, 2020, except for the options to purchase 400,000 ordinary shares granted to one of the independent directors, all of the 2012 Options had been exercised or forfeited.

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

As of March 31, 2020, options to purchase 400,000 ordinary shares were outstanding. The following table summarizes the outstanding options as of March 31, 2020.

Name(1)	Options Outstanding	Exercise Price (Per Ordinary Share)( US$)	Grant Date	Expiration Date
Mengbo Yin	400,000	0.001	March 12, 2012	March 12, 2022

(1)	Upon cash exercise of all of the share options beneficially owned by Mr. Chunlin Wang, Mr. Peng Ge and Mr. Yinan Hu in November 2017, 4,050,000, 5,350,000 and 6,500,000 ordinary shares have been issued to Kingsford Resources, Green Ease and Sea Synergy which were respectively 100% beneficially owned by Mr. Wang, Mr. Ge and Mr. Hu.

2014 Share Issuance to Employees

In November 2014, we entered into share purchase agreements with companies established on behalf of our employees, or the 2014 Employee Companies, for the issuance of up to 100,000,000 ordinary shares of our company. In December 2014, we increased the new shares issued to the employees to 150,000,000 ordinary shares, representing approximately 13.0% of our then enlarged total share capital upon completion of the transaction. The purchase price for the 100,000,000 ordinary shares was US$0.27 per ordinary share or US$5.40 per ADS, while the purchase price for the additional 50,000,000 ordinary shares was US$0.29 per ordinary share or US$5.80 per ADS, both of which are the average closing prices for the 20 trading days prior to the board approvals. As of March 31, 2020, there were 92,646,780 ordinary shares outstanding held by the 2014 Employee Companies.

521 Plan

On June 14, 2018, we obtained approval from our board of directors to implement the 521 Plan, which enabled eligible Participants to participate in the growth of the Company by purchasing a total of 14 million of the Company’s ADSs at a price of US$27.38 per ADS. The Participants in the 521 Plan include entrepreneurial team leaders, general managers of our provincial branches or subsidiaries, and key managerial personnel, excluding senior management.

In order to facilitate the purchase of the shares by the Participants, 90% of the total subscription cost of the shares under the 521 Plan is funded by loans granted to the individual Participants by the Company, while the remaining 10% is contributed directly by the individual Participants. The loans each bear interest at a rate of 8% per annum and is repayable by December 31, 2023 or upon the termination of employment or agent agreement, whichever is earlier. The repayment of the loan and interests can be extended with mutual agreements upon maturity of the loan. The Participants are entitled to receive dividends, but during the period when the loans are outstanding any dividends distributed to them will be used to repay interest on the loan before their loans are repaid in full while any residual dividends will be settled at maturity.

When the loans are due, the shares and settlement of the loans will be handled as follows, based on whether the Participant achieved certain performance targets detailed in the loan agreement:

●	If the Participant fails to meet the performance targets or if the Participant is an employee and the sales team(s) of the agency or platform to which the Participant provide services collectively fail to meet the performance targets, or if the Participant ends his or her employment or agent arrangement with the Company prior to the maturity date of the loan, which is December 31, 2023, the relevant 521 Plan Employee Company will sell the shares and the proceeds from the sale will be used to repay the principal and interest owed under the loans from the Company. If the proceeds from the sale are more than sufficient to repay the amount owed, then any remaining amount will be used to (i) repay the Participant’s capital contribution in purchasing the shares and (ii) pay the Participant an interest on his or her capital contribution at a rate of up to 8% per annum. Any remaining proceeds will be paid to the Company.

●	If the Participant partially meets the performance targets or if the Participant is an employee of the Company and the sales team(s) of the agency or platform to which the Participant provide services collectively partially meet the performance targets, part of the Participant’s shares will vest, or the Vested Shares, in proportion to the percentage of the performance targets achieved (total number of shares * 50%* percentage of the the performance targets achieved). Upon vesting, the Company will settle the Vested Shares with ADS at a value equal to the excess of the settlement date fair value of the ADS over the loan balance (principal plus interest) (net share settlement). The settlement of the outstanding loan balance (if any) shall be otherwise negotiated and determined by the Company and the Participants. The remaining shares not vested will be sold by the relevant 521 Plan Employee Company and the proceeds will be used to repay the principal and interest owed under the loans. If the proceeds from the sale are more than sufficient to repay the amount owed, then any remaining amount will be used to (i) repay the Participant’s capital contribution in purchasing the shares, and (ii) pay the Participant an interest on his or her capital contribution at a rate of up to 8% per annum. Any remaining proceeds will be paid to the Company.

●	If the Participant meets the performance target or if the Participant is an employee of the Company and the sales team(s) of the agency or platform to which the Participant provides services collectively meet the performance target, all of the Participant’s shares will vest. Upon vesting, the Company will settle the Vested Shares with ADS at a value equal to the excess of the settlement date fair value of the ADS over the loan balance (principal plus interest) (net share settlement). The settlement of the outstanding loan balance (if any) shall be otherwise negotiated and determined by the Company and the Participants.

Three stock holding vehicle companies, or the 521 Plan Employee Companies, have been established to hold the shares on behalf of the Participants, namely Fanhua Employee Holdings Limited, Treasury Chariot Limited and Step Tall Limited, which hold 200,000,000 ordinary shares, 40,000,000 ordinary shares and 40,000,000 ordinary shares related to the 521 Plan, respectively. Mr. Yinan Hu, our co-founder and director and two employees are the respective sole shareholder and director of each of the 521 Plan Employee Companies. Fanhua Employee Holdings Limited, of which Mr. Hu is the sole shareholder and director, has established an employee committee to make voting and disposition decisions with regards to the shares that it holds while the other two 521 Plan Employee Companies have appointed their respective sole shareholder and director to exercise such right during the loan period. Each Participant enters into an entrusted share purchase agreement with a 521 Plan Employee Company, pursuant to which each of the 521 Plan Employee Companies purchased the shares of the Company from either a former principal shareholder or from the Company and holds the shares on behalf of the Participant until the loan has been repaid.

The following is a summary of the contractual agreements that we entered into relating to the 521 Plan:

●	Loan Agreements and Entrusted Share Purchase Agreements

The nature and structure of the 521 Plan Employee Companies is that they are investment vehicle companies holding the Company’s shares on behalf of the Participants for the purpose of the 521 Plan. Loan agreements and entrusted share purchase agreements were signed among our wholly-owned subsidiary CISG Holdings Ltd., the 521 Plan Employee Companies and each of the Participants. To effect the 521 Plan, Participants agreed to pay 10% of the subscription price and executed a loan agreement with the Company for a loan representing 90% of the subscription price of the ordinary shares under the 521 Plan. Participants executed an entrusted share purchase agreement with one of the 521 Employee Companies whereby the 521 Plan Employee Company will legally hold the ordinary shares on behalf of the Participants. As of December 31, 2018 and 2019, the loan agreements provided a total of US$184.8 million and US$345.0 million, respectively, of loans to the VIEs and Participants of the 521 Plan with the sole purpose of providing funds necessary for the purchase of the our ordinary shares under the 521 Plan. All the ordinary shares are pledged as collateral to the Company for the loans and are not yet vested, the Participants cannot direct the sale of the ordinary shares without the consent of the Company until the ordinary shares are fully vested in accordance with the 521 Plan’s agreed target performance. The loan agreement and the entrusted share purchase agreement shall terminate after five year or upon termination of agency relationship and employment relationship or the settlement of the loan, whichever comes first.

●	Letters of Undertaking

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

In compliance with Rule 5605 of the Nasdaq Listing Rules, a majority of our directors and all of the committee members of our board of directors are independent directors. During 2019, our board of directors met in person or passed resolutions by unanimous written consent eight times. In addition, our independent directors held executive sessions without the presence of non-independent directors or members of management twice during 2019. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

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

In 2019, our audit committee held meetings or passed resolutions by unanimous written consent six times.

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

In 2019, our compensation committee held meetings or passed resolutions by unanimous written consent twice.

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

In 2019, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent three times.

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

Employees, Sales Agents and Training

We had 3,344, 3,863 and 4,746 employees as of December 31, 2017, 2018 and 2019, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees by function as of December 31, 2019:

	Number of Employees	% of Total
Management and administrative staff	2,818	59.4
Financial and accounting staff	211	4.4
Professional claims adjustors	1,627	33.3
Information technology staff	90	1.9
Total	4,746	100.0

As of December 31, 2017, 2018 and 2019, we had 506,231, 807,858 and 670,104 registered sales representatives, respectively. All of these sales representatives are independent sales agents who are not our employees and are only compensated by commissions. We have contractual relationships with these sales agents. We primarily distribute life insurance policy with a periodic premium payment schedule. For the sale of each of such life insurance policy, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance companies for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period. For the sale of each life insurance policy with a single premium payment schedule or non-auto insurance property and casualty insurance policy, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from insurance companies for the sale of that policy. For the sale of each auto insurance policy through CNpad Auto, the sales agent who has generated the sale will be paid a single commission based on a percentage of the insurance premiums he or she generated by our third party auto insurance aggregator site partners.

Our life insurance sales agents are typically organized into sales teams with a multilevel hierarchy, typically with five layers. A life insurance sales agent not only receives a commission for the insurance policies that he or she sells, but also a commission for insurance policies sold by agents under his or her management.

Our sales agents, in-house sales representatives and claims adjustors are valuable to us and are instrumental in helping us build and maintain long-term relationships with our customers. Therefore, we place a strong emphasis on training our sales force. We provide trainings to both new sales agents and existing sales agents, on a monthly or quarterly basis, both offline and online. For new sales agents, we offer orientation courses that are designed to familiarize them with corporate culture, insurance products, and sales skills. For the existing sales agents, we offer on-the-job training courses that aim to enhance their sales skills and knowledge of different insurance products and develop skills to build and manage their own sales teams. Online training courses are also available on Lan Zhangui, which enable sales agents to attend the courses anytime anywhere.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares, as of March 31, 2020, by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our shares.

As of March 31, 2020, there were 1,353,891,784 ordinary shares outstanding, including 280,000,000 ordinary shares under the Company’s 521 plan which are subject to five-year lock-up period and will be deducted from the total ordinary shares used for calculating earnings per share as these shares are treated as treasury shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned(1) (2)
	Number	%
Directors and Executive Officers:
Chunlin Wang(3)	39,252,100	2.9%
Peng Ge(4)	48,562,260	3.6%
Yinan Hu(5)	199,739,310	14.8%
Stephen Markscheid	*	*
Allen Warren Lueth	*	*
Mengbo Yin	*	*
All Directors and Executive Officers as a Group	290,373,670	21.4%

Principal Shareholders:
Sea Synergy Limited(6)	189,689,110	14.0%
Fanhua Employees Holdings Limited(7)	200,000,000	14.8%

*	Less than 0.5% of our total outstanding ordinary shares.

†	Except for our independent directors, the business address of our directors and executive officers is c/o 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China.

(1)	The number of shares beneficially owned by each director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested.

(2)	Percentage of beneficial ownership of each director and executive officer is based on 1,353,891,784 ordinary shares outstanding as of March 31, 2020, and the number of ordinary shares underlying options held by such person that have vested.

(3)	Includes 39,252,100 ordinary shares held by Kingsford Resources Limited, or Kingsford Resources, which is 100% held by Better Rise Investments. Better Rise is 100% held by a family trust, of which Mr. Wang is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Better Rise Investments and Mr. Wang may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Kingsford Resources.

(4)	Includes 48,562,260 ordinary share held by Green Ease, which is 100% held by High Rank Investments Limited, or High Rank. High Rank was 100% held by a family trust, of which Mr. Ge is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank Investments and Mr. Ge may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Green Ease.

(5)	Includes (i) 10,041,200 ordinary shares in the form of ADSs directly held by Mr. Hu, and (ii) 189,698,110 ordinary shares of our company directly held by Sea Synergy Limited, or Sea Synergy. Sea Synergy is 100% held by a family trust, of which Mr. Hu is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Hu may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Sea Synergy.

(6)	Includes 189,698,110 ordinary shares of the Company directly held by Sea Synergy. The registered address of Sea Synergy is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(7)	Includes 200,000,000 ordinary shares of our company held by Fanhua Employees Holdings Limited which holds the ordinary shares on behalf of the Participants of the Company’s 521 Plan. An Employee Committee has been established for these Participants with respect to the voting and disposition of the ordinary shares so held. The Employee Committee has the power to direct vote of the ordinary shares held by Fanhua Employees Holdings Limited, in a manner that is in the best interest of the Participants and for the disposition of such ordinary shares as directed by Participants. The registered address of Fanhua Employees Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay Ⅱ, Road Town, Tortola, VG1110, British Virgin Islands, British Virgin Islands.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2020, J.P. Morgan Chase Bank, N.A., or J.P. Morgan, the depositary for our ADS program, is our only record holder in the United States, holding approximately 49.0% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Purchase of Shares from a Principal Shareholder by Employee and Agent Stock Holding Companies and Subscription Receivables from Employees and Sales Agents

Pursuant to the Company’s 521 Plan, 14 million ADSs had been purchased by 521 Plan Employee Companies at the weighted average price of US$27.38 per ADS. 14 million ADSs had been pledged to the Company and restricted from trading, hence these 14 million ADSs were recorded as treasury shares for accounting purpose. The 521 Plan Employee Companies have been established to hold the shares and conduct share administration on behalf of the Participants. Of the 14 million ADSs, 7.5 million ADSs were purchased from Master Trend Limited on June 14, 2018, at US$29.0 per ADS, which was the average closing price of the 30 trading days prior to the approval by our Board on June 14, 2018. Master Trend Limited is an investment company controlled by Mr. Qiuping Lai, co-founder and former president of the Company who has retired from the Company in March 2016.

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

In order to facilitate the purchase of shares by the Participants, we have granted loans in the aggregate amount of RMB2.4 billion (US$345.0 million) to the Participants. As of March 31, 2020, RMB2.4 billion (US$345.0 million) of the principal of the loan was outstanding. The loan bears interest at a rate of 8% per annum and is repayable by December 31, 2023 or upon the termination of employment or agent agreement, whichever is earlier. The repayment of the loan and interests can be extended with mutual agreements upon maturity of the loan. Shares beneficially owned by the Participants under the 521 Development Plan will be pledged to the Company to secure the payment of loans by the Participants.

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Share Incentives — 521 Plan” for additional information about the 521 Plan.

Investment in Financial Products Offered by a Related Party

In 2019, one of subsidiaries purchased certain wealth management products offered by an online peer-to-peer (“P2P”) lending platform which is considered to be a related party as the legal representative of the company which operates the P2P platform is a relative to Mr. Yinan Hu, our co-founder and director. The wealth management products purchased on the platform by the subsidiary bear interests at 7.3% with a term of 90 days. As of December 31, 2019, the wealth management products have matured and the principal and interest of the wealth management products have been received. Investment income of RMB0.4 million (US$0.1 million) has been recognized during the year of 2019.

Revenues and Other Incomes from Affiliates

In 2018 and 2019, we purchased certain wealth management products offered by an online peer-to-peer (“P2P”) lending platform, which is considered to be a related party as the legal representative of the company that operates the P2P platform is a relative to Mr. Yinan Hu, the Company’s co-founder and director. The wealth management products purchased on the platform by the subsidiary bear interests at 7.3% with terms of 90 days. Principal and interests are payable upon maturity of those products or on a quarterly basis. As of December 31, 2018, the value of the outstanding wealth management products recorded as short term investments in the consolidated statements of financial position was RMB15.0 million and no investment income has been recognized before maturity. As of December 31, 2019, these wealth management products were matured. The principal of RMB15.0 million and interests of RMB0.4 million recorded as investment income in the consolidated statements of income have been received in 2019. There was no balance outstanding as of December 31, 2019 with regard to such products.

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

On January 2, 2019, the Court ordered a briefing schedule, providing that after the court’s entry of an order appointing a lead plaintiff under the Private Securities Litigation Reform Act, the lead plaintiff must either file a consolidated complaint or give notice of its intent not to do so (and therefore proceed on its initial complaint) by February 20, 2019. Our response to the operative complaint was due by April 1, 2019; the lead plaintiff’s opposition was due by May 1, 2019; and our reply was due by May 15, 2019.

In an order dated December 13, 2018, the Court appointed Miao Long as lead plaintiff and approved the selection of Pomerantz LLP as lead counsel.

On February 20, 2019, the lead plaintiff filed an amended complaint. We filed a motion to dismiss the amended compliant on April 1, 2019.

On March 2, 2020, the Court granted in its entirety our motion to dismiss the class action lawsuit. The dismissal was with prejudice to all claims save one relating to purported improper business practices, on which the Court gave Plaintiff until March 20, 2020 to submit any amended complaint. Absent an amended complaint by that date, the Court’s dismissal was to be with prejudice as to all claims. On March 12, 2020, Plaintiff submitted a letter to the Court stating that it would not be amending its complaint, after which the Court closed the case.

Except as disclosed above, we are currently not a party to any other material litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business. In addition, the CBIRC may make inquiries and conduct examinations concerning our compliance with PRC laws and regulations from time to time. These administrative proceedings have resulted in administrative sanctions, including fines of RMB750,000 in aggregate in 2019, which were not material to us. While we cannot predict the outcome of any pending or future examination, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

Dividend Policy

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid unless, immediately following the date on which it is to be paid, our company will be able to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. The timing, amount and form of dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

On September 18, 2017, our board of directors modified the dividend policy to adopt a quarterly payment schedule in lieu of an annual dividend, with the dividend payout ratio of no less than 50% of net operating income attributable to the Company’s shareholders instead of no less than 30% under the annual dividend policy previously announced on April 20, 2017. The following table summarizes the quarterly dividend payments since the announcement of the quarterly dividend policy.

Declaration Date	Quarterly Dividend (Per Ordinary Share)( US$)	Quarterly Dividend (Per ADS)( US$)	Record Date	Payable Date
November 20, 2017	0.01	0.20	December 8, 2017	December 22, 2017
March 9, 2018	0.01	0.20	March 26, 2018	April 10, 2018
May 12, 2018	0.0125	0.25	June 4, 2018	June 11, 2018
August 18, 2018	0.0125	0.25	September 5, 2018	September 19, 2018
November 17, 2018	0.0125	0.25	December 5, 2018	December 20, 2018
March 18, 2019	0.0125	0.25	March 21, 2019	April 3, 2019
May 22, 2019	0.0150	0.30	June 6, 2019	June 20, 2019
August 20, 2019	0.0150	0.30	September 4, 2019	September 19, 2019
November 20, 2019	0.0150	0.30	December 5, 2019	December 19, 2019
March 18, 2020	0.0150	0.30	April 2, 2020	April 16, 2020

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

Registered Office and Objects

The registered office of our company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as our board of directors may decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Board of Directors.”

Ordinary Shares

General. Our authorized share capital consists of 10,000,000,000 ordinary shares, with a par value of US$0.001 each. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

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

A quorum required for a meeting of shareholders consists of shareholders holding in aggregate not less than one-third of our issued voting share capital present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. We may, but are not obliged, to hold an annual general meeting of shareholders. General meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than one-third of our voting share capital. Advance notice of at least 14 calendar days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting or may be approved in writing by all of the shareholders entitled to vote at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting or may be passed as a unanimous written resolution. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including consolidating and dividing all or any of our share capital into shares of larger amount than our existing shares, and canceling any shares which have not been taken or agreed to be taken.

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

Redemption, Repurchase and Surrender of Shares. Subject to the provisions of the Companies Law and our articles of association, we may issue shares on terms that they are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as our board of directors may determine before the issue of such shares. We also may purchase our own shares, provided that our shareholders have approved the manner of purchase by ordinary resolution or the manner of purchase is in accordance with that specified in our articles of association. The manner of purchase specified in our articles of association, which cover purchases of shares listed on an internationally recognized stock exchange and shares not so listed, is in accordance with Section 37(2) of the Companies Law or any modification or reenactment thereof for the time being in force. In addition, our company may accept the surrender of any fully paid share for no consideration. Pursuant to the Companies Law, upon the repurchase, redemption or surrender of shares, the board of directors can determine whether or not to cancel those shares or hold them as treasury shares pending cancellation, transfer or sale. The company must obtain authorization to hold such shares as treasury shares either in accordance with the procedures set out in the company’s articles of association or (if there are none) by a board resolution before being repurchased, redeemed or surrendered in accordance with the usual rules and articles.

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

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to prospective and retroactive change and is included here for information purposes only. This summary is not intended to be, and should not be construed as, legal or tax advice, does not consider any investor’s particular circumstances, and does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax ,estate duty or gift tax. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or after execution brought within the jurisdiction of the Cayman Islands, or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty with the United Kingdom but otherwise is not a party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Income Tax and Withholding Tax

The EIT Law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. The EIT Law imposes a withholding tax of 10% on dividends distributed by a PRC foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered a “non-resident enterprise” under the EIT Law.

Under the EIT Law and its implementation rules, any interest or premium with respect to the notes and any gains realized on the transfer of the notes by holders who are deemed under the EIT Law as non-resident enterprise may be subject to PRC enterprise income tax if such interest, premium or gains are regarded as income derived from sources within the PRC. Under the EIT Law, a “non-resident enterprise” means an enterprise established under the laws of a jurisdiction other than the PRC and whose actual administrative organization is not in the PRC but has established offices or premises in the PRC, or which has not established any offices or premises in the PRC but has obtained incomes derived from sources within the PRC.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are therefore subject to PRC enterprise income tax at the rate of 25% with respect to their income sourced from both within and outside of China. The Implementing Regulation defines the term “de facto management body” as a management body that exercises substantial and overall control and management over the production and operations, personnel, accounting and properties of an enterprise. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. The Resident Enterprise Administrative Measures provide clarification for resident status determination and competent tax authorities. However, Circular 82 and the Resident Enterprise Administrative Measures apply only to offshore enterprises controlled by PRC enterprises, not those invested in or controlled by PRC individuals, like our company. Currently there are no further detailed rules or precedents applicable to us regarding the procedures and specific criteria for determining “de facto management body” for the company of our type. It is still unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

Although we have not been notified that we are treated as a PRC resident enterprise, we cannot assure you that we will not be treated as a “resident enterprise” under the EIT Law, any aforesaid circulars or any amended regulations in the future. If we are treated as a PRC resident enterprise for PRC enterprise income tax purposes, among other things, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income. Furthermore, if we are treated as a PRC resident enterprise, payments of dividends and/or other expenses of similar nature by us may be regarded as derived from sources within the PRC and therefore we may be obligated to withhold PRC income tax at 10% on payments of dividends on the ADSs or shares and/or interest or other expenses of similar nature on the notes to non-PRC resident enterprise investors. In the case of non-PRC resident individual investors, the tax may be withheld at a rate of 20%.

In addition, if we are treated as a PRC resident enterprise, any gain realized on the transfer of the ADSs and/or ordinary shares by non-PRC resident investors may be regarded as derived from sources within the PRC and accordingly may be subject to a 10% PRC income tax in the case of non-PRC resident enterprises or 20% in the case of non-PRC resident individuals. The PRC tax on interest or gains may be reduced or exempted under applicable tax treaties between the PRC and the ADS holder’s home country. For example, according to an arrangement between the PRC and Hong Kong, for the avoidance of double taxation, ADS holders who are Hong Kong residents, including both enterprise holders and individual holders, may be exempted from PRC income tax on capital gains derived from a sale or exchange of the notes.

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

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnership holding our ADSs or ordinary shares should consult its tax advisors regarding the tax consequences of investing in and holding our ADSs or ordinary shares.

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Investors should consult their tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the federal estate or gift tax laws or the laws of any state, local or non-United States taxing jurisdiction and under any applicable tax treaty.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2019. However, we believe we were a PFIC for 2017 and prior years. In addition, we believe that it is likely that one or more of our subsidiaries were also PFICs for such prior years. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make.

We will be a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

●	at least 75% of our gross income for such year is passive income; or

●	at least 50% of the value of our assets (generally determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated United States GAAP financial statements.

Changes in the composition of our income and assets may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Among other matters, if our market capitalization declines, we may be or become a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

If we are a PFIC for any taxable year (as we believe we were for 2017 and prior years) during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC (as we believe we did in 2018) and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election as we believe we ceased to be a PFIC in 2018.

If we are a PFIC for any taxable year (as we believe we were for 2017 and prior years) during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

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

If we are a PFIC for any taxable year (as we believe we were for 2017 and prior years) during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries that are corporations (or other corporations in which we own equity interests) is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, “a lower tier PFIC”) for purposes of the application of these rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

If we are a PFIC for any taxable year (as we believe we were for 2017 and prior years) during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock” (as defined below). If you make a mark-to-market election for our ADSs or ordinary shares, you will include in gross income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed below under “—Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower capital gains rate applicable to qualified dividend income generally would not apply.

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

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisors regarding the availability of mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Because a mark-to-market election cannot be made for any lower tier PFICs that we may own, if we were a PFIC for any taxable year (as we believe we were for 2017 and prior years), a United States Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

A United States Holder that holds our ADSs or ordinary shares in any year in which we are a PFIC (as we believe we were for 2017 and prior years) will be required to file an annual report containing such information as the United States Treasury Department may require. You are strongly urged to consult your tax advisors regarding the impact of our ceasing to be a PFIC in 2018 on your investment in our ADSs or ordinary shares, as well as the application of the PFIC rules to your investment in our ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed above, the gross amount of any distribution that we make to you with respect to our ADSs or ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

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

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as are our ADSs (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay, if any, on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information — Taxation — PRC Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

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

You should consult your tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report on Form 20-F.

Any PRC or other non-United States withholding taxes imposed on dividends paid to you with respect to the ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Ordinary Shares

You will recognize gain or loss on a sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “E. Taxation — Passive Foreign Investment Company,” above, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual that has held the ADSs or ordinary shares for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

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

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.

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

For a list of our subsidiaries as of March 31, 2020, see Exhibit 8.1 to this annual report.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of December 31, 2019, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$6.0 million and HK dollar-denominated financial assets amounting to HK$3.2 million as of December 31, 2019. A 10% appreciation of the RMB against the U.S. dollar and HK dollar would have resulted in a decrease of RMB4.5 million (US$0.6 million) in the value of our U.S. dollar-denominated and HK dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

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

Direct Payments

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the program. For the years ended December 31, 2018 and 2019, the depositary reimbursed US$1.7 million and US$1.7 million, respectively. For the years ended December 31, 2018 and 2019, 30% of the depositary reimbursement has been deducted as withholding income tax, respectively. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders.

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

Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2019 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2019, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s Implementation of Remediation Plans and Actions

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2018 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management concluded that there was a material weakness in our internal control over financial reporting as of December 31, 2018 due to the ineffective management review over complex accounting matters that arise from significant nonroutine transactions to ensure those transactions are properly accounted for in accordance with U.S. GAAP.

To remediate the material weakness described above, we implemented the following remediation measures during the fiscal year 2019:

●	We increased the level of relevant training in accounting and disclosure under the requirements of U.S. GAAP to our financial reporting department personnel

●	We implemented robust financial reporting and management reviews controls over complex accounting matters that arise from significant non-routine transactions during the planning stage of these transactions, including the requirement for the reviewers to complete deep dive research of the relevant subject matters related to these transactions, and consult with competent external accounting specialists as needed

●	We set up a Financial Reporting & Disclosure Committee with regular meetings of no less than quarterly, which committee is in charge of ensuring all operational, legal and financial information are timely collected for the purpose of accounting analysis, and also oversees the effectiveness of management’s reviews of the accounting analysis on significant non-routine transactions

Our management has concluded that these measures have been fully implemented and the material weakness has been fully remedied during 2019.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fanhua Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Fanhua Inc. and its subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements and related financial statement schedule as of and for the year ended December 31, 2019, of the Company and our report dated April 29, 2020, expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to the translation of Renminbi amounts into United States dollars amounts on those financial statements, the financial statements of the Company’s equity investment that were audited by other auditors, and the Company’s adoption of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) and related ASUs using a modified-retrospective approach.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte Touche Tohmatsu
Hong Kong
April 29, 2020

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on the evaluation we conducted, management has concluded that only those changes implemented by management and described under “—Management’s Implementation of Remediation Plans and Actions” above and the change due to adoption of the new accounting standards related to leases occurred during the period covered by this annual report on Form 20-F. Management believes the measures that have been implemented to remediate the material weakness have had a material impact on our internal control over financial reporting, and anticipates that these measures and other ongoing enhancements will continue to have a material impact on our internal control over financial reporting in future periods.

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

	For the Year Ended December 31,
	2018	2019
	(in thousands of US$)
Audit fees(1)	1,656.0	1,693.3
Audit-related fees(2)	120.0	250.8
Tax fees(3)	—	—
All other fees(4)	—	0.4

(1)	“Audit fees” meant the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of quarterly financial statements included in our reports on Form 6-K, services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” meant the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” meant the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in the other categories.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, which are approved by the Audit Committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Purchases of Equity Securities by the Issuer

On August 28, 2018, our board of directors approved a share repurchase program, pursuant to which we were authorized to repurchase up to US$20 million of our ordinary shares represented by ADSs at a price of no more than US$29.0 per ADS by September 30, 2018 (“2018 Share Repurchase Program”). On August 29, 2018, our board of directors approved to expand the share repurchase program, pursuant to which we were authorized to repurchase up to 6.5 million ADSs at a price of US$29.0 per ADS by December 31, 2018. As of December 31, 2018, we had repurchased 1,423,774 ADSs, representing 28,475,480 ordinary shares, for an aggregate price of approximately US$36.3 million on the open market, under the 2018 Share Repurchase Program. The 2018 Share Purchase Program has expired on December 31, 2018. The table below details ADSs repurchased pursuant to this program.

Period	Total Number of ADSs Purchased(1)	Average Price Paid per ADSs	Total Number of ADSs Purchased as Part of Publicly Announced Programs	Maximum Number of ADSs that May Yet Be Purchased Under the Programs
August 2018	149,760	US$23.4961	149,760	6,350,240
September 2018	356,652	US$25.5573	506,412	5,993,588
October 2018	498,268	US$26.7835	1,004,680	5,495,320
November 2018	419,094	US$24.7382	1,423774	5,076,226
Total	1,423,774	US$25.5285	1,423774	-

On March 11, 2019, our board of directors approved a share repurchase program, pursuant to which we were authorized to repurchase up to US$200 million of our ordinary shares represented by ADSs by December 31, 2019. (“2019 Share Repurchase Program”). As of December 31, 2019, we had repurchased 2,511,191 ADSs, representing 50,223,820 ordinary shares, for an aggregate price of approximately US$70.7 million on the open market, under the 2019 Share Repurchase Program. The table below details ADSs repurchased pursuant to this program. The 2019 Share Purchase Program has expired on December 31, 2019.

Period	Total Number of ADSs Purchased(1)	Average Price Paid per ADSs	Total Number of ADSs Purchased as Part of Publicly Announced Programs	Maximum Dollar Value of ADSs that May Yet Be Purchased Under the Programs
March 2019	554,226	US$25.7582	554,226	US$185,724,136
April 2019	496,564	US$25.9009	1,050,790	US$172,862,681
May 2019	615,236	US$27.4309	1,666,026	US$155,986,204
June 2019	405,566	US31.5995	2,071,592	US$143,170,521
July 2019	114,670	US$32.8101	2,186,262	US$139,408,187
August 2019	324,929	US$31.2336	2,511,191	US$129,259,485
Total	2,511,191	US$28.1701	2,511,191	-

Purchases of Equity Securities by Affiliated Purchasers

●	On June 14, 2018, the Participants in our 521 plan agreed to purchase 7.5 million ADSs from Master Trend Limited, in a privately negotiated transaction, at a price of US$29.0 per ADS, which was the average closing price of the 30 trading days prior to the approval by the Board on June 14, 2018. The purchases were completed on October 10, 2018.

●	On January 20, 2019, the Participants purchased an additional of 6.5 million ADSs from the Company at $25.52 per ADS, which consisted of 1,423,774 ADSs of treasury shares previously repurchased by the Company on the open market under the 2018 Share Repurchase Program and new issuance of 101,524,520 ordinary shares (representing 5,076,226 ADSs) of the Company. The purchase and issuance prices were equivalent to the weighted average of the closing prices of the share repurchases under the 2018 Share Repurchase Program.

●	On October 10, 2018, Mr. Chunlin Wang, chief executive officer and chairman of our board of directors, and Mr. Peng Ge, our chief financial officer of Fanhua, completed the purchase of 800,000 ADSs and 200,000 ADSs, respectively, from Master Trend at US$29.0 per ADS, the average closing price of the 30 trading days prior to the approval by the Board on June 14, 2018. The purchases were funded with their personal funds.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

NASDAQ Stock Market Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We followed home country practice with respect to annual meetings and did not hold an annual meeting of shareholders from 2009 to 2015 and from 2017 to 2019. However, we held an extraordinary general meeting on December 6, 2016 and obtained requisite shareholders’ approval to change the Company name from “CNinsure Inc.” to “Fanhua Inc.”. We may hold annual or extraordinary shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

On August 29, 2018, we obtained approvals from the board of directors to resell 28,475,480 ordinary shares, in the form of 1,423,774 ADS of treasury stocks and newly issue and sell 101,524,520 ordinary shares in the form of 5,076,226 ADSs to participants in our 521 plan consisting of our key employees and entrepreneurial team leaders, at $25.52 per ADS, or the weighted average of the closing prices of the share repurchases under the 2018 Share Repurchase Program. The transactions were completed on January 24, 2019. Pursuant to the NASDAQ Stock Market Rule 5635(c), shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for a few situations stated thereunder. Maples and Calder (Hong Kong) LLP, our Cayman Island counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the issuance of securities in the circumstances set out in NASDAQ Stock Market Rule 5635(c). We follow home country practice accordingly.

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

Item 18. Financial Statements

The consolidated financial statements of Fanhua Inc. and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333-146605), as adopted by special resolution dated December 6, 2016, initially filed with the Commission on October 10, 2007)

1.2	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 18, 2008 (incorporated by reference to Exhibit 99.2 of our report on Form 6-K furnished to the Commission on December 22, 2008)

1.3	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 6, 2016 (incorporated by reference to Exhibit 1.3 of our annual report on Form 20-F initially filed with the Commission on April 19, 2017)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts, as amended and restated (incorporated by reference to Exhibit 99.(a) of our F-6 registration statement (File No. 333-146765), filed with the Commission on November 28, 2017

2.4*	Description of securities

4.1	2007 Share Incentive Plan (as amended and restated effective December 18, 2008) (incorporated by reference to Exhibit 99.3 of our report on Form 6-K furnished to the Commission on December 22, 2008)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.3	Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F filed with the Commission on May 15, 2009)

Exhibit Number	Description of Document
4.5	Share Purchase Agreement dated June 14, 2018, between Joy Magnificent Limited (later renamed as Fanhua Employee Holdings Limited) and Master Trend Limited (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F filed with the Commission on April 30, 2019)

4.6	Share Purchase Agreement dated January 20, 2019, between Fanhua Inc. and Fanhua Employees Holding Limited (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F filed with the Commission on April 30, 2019)

4.7	Share Purchase Agreement dated January 20, 2019, between Fanhua Inc. and Treasure Chariot Limited (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F filed with the Commission on April 30, 2019)

4.8	Share Purchase Agreement dated January 20, 2019, between Fanhua Inc. and Step Tall Limited (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Commission on April 30, 2019)

4.9	English Translation of Form of Loan Agreement among various employees of the Company, CISG Holdings Ltd., and Fanhua Employees Holdings Limited signed on various dates from July 1, 2018 to January 10, 2019 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F filed with the Commission on April 30, 2019)

4.10	English Translation of Form of Loan Agreement among various entrepreneurial agent team leaders, CISG Holdings Ltd, and Fanhua Employees Holdings Limited, Treasure Chariot Limited, or Step Tall Limited. signed on various dates from July 1, 2018 to January 10, 2019 (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F filed with the Commission on April 30, 2019)

4.11	English Translation of Form of Entrusted Share Purchase Agreement between various employees of the Company and Fanhua Employees Holdings Limited signed on various dates from July 12018 and January 10, 2019 (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F filed with the Commission on April 30, 2019)

4.12	English Translation of Form of Entrusted Share Purchase Agreement between various entrepreneurial agent team leaders of the Company and Fanhua Employees Holdings Limited, Treasure Chariot Limited, or Step Tall Limited signed on various dates from July 1, 2018 to January 10, 2019 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F filed with the Commission on April 30, 2019)

4.13	English Translation of Form of Supplementary Loan Agreement, dated January 10, 2019, between various entrepreneurial team leaders and Fanhua Employees Holdings Limited, Treasure Chariot Limited, or Step Tall Limited (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F filed with the Commission on April 30, 2019)

4.14	English Translation of Form of Supplementary Entrusted Share Purchase Agreement, dated January 10, 2019, between various entrepreneurial team leaders and Fanhua Employees Holdings Limited, Treasure Chariot Limited, or Step Tall Limited (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F filed with the Commission on April 30, 2019)

4.15	English Translation of Form of Supplementary Loan Agreement, dated January 10, 2019, between various employees of the Company and Fanhua Employees Holdings Limited (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F filed with the Commission on April 30, 2019)

Exhibit Number	Description of Document
4.16	English Translation of Form of Supplementary Entrusted Share Purchase Agreement, dated January 10, 2019, between various employees of the Company and Fanhua Employees Holdings Limited (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F filed with the Commission on April 30, 2019)

4.17	English Translation of Letter of Undertaking, dated December 12, 2018, issued by each sole shareholder and director of 521 Plan Employee Companies (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F filed with the Commission on April 30, 2019)

4.18*	English Translation of Form of Second Supplement to Loan Agreement, dated November 2019, between various employees of the Company, CISG Holdings Ltd. and Fanhua Employees Holdings Limited, Treasure Chariot Limited, or Step Tall Limited

4.19*	English Translation of Form of Second Supplement to Loan Agreement, dated November 2019, between various entrepreneurial team leaders of the Company, CISG Holdings Ltd. and Fanhua Employees Holdings Limited, Treasure Chariot Limited, or Step Tall Limited

8.1*	Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Global Law Office

15.3*	Consent of Deloitte Touche Tohmatsu

15.4*	Consent of KPMG Huazhen LLP, independent Registered Public Accounting Firm of CNFinance Holdings Limited

Exhibit Number	Description of Document
15.5*	Financial information from CNFinance Holdings Limited for the year ended December 31, 2019, prepared in accordance with U.S. Generally Accepted Accounting Principles:

(i)	Consolidated Balance Sheets as of December 31, 2018 and 2019;
(ii)	Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2017, 2018 and 2019;
(iii)	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2017, 2018 and 2019;
(i)	Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2018 and 2019; and
(iv)	Notes to the Consolidated Financial Statements.

(incorporated by reference to the end of the annual report on Form 20-F of CNFinance filed with the Commission on April 27, 2020)

101*	Financial information from Registrant for the year ended December 31, 2019 formatted in Inline eXtensible Business Reporting Language (XBRL):

	(i)	Consolidated Balance Sheets as of December 31, 2018 and 2019;
	(ii)	Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2017, 2018 and 2019;
	(iii)	Consolidated Statements of Shareholder’s Equity for the Years Ended December 31, 2017, 2018 and 2019;
	(iv)	Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2018 and 2019;
	(v)	Notes to Consolidated Financial Statements; and
Schedule 1 — Condensed Financial Statements of Fanhua Inc.

104	(vi)	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FANHUA INC.

By:	/s/ Chunlin Wang
Name: Chunlin Wang
Title: Chief Executive Officer

Date: April 29, 2020

FANHUA INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fanhua Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fanhua Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes and schedule 1 (collectively referred to as the “financial statements”). In our opinion, based on our audits and the report of the other auditor, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2(aa) to the financial statements, the Company has changed its method of accounting for leases on January 1, 2019 due to the adoption of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) and related ASUs using a modified-retrospective approach.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(v) to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside of People’s Republic of China.

Other Matter

We did not audit the financial statements of CNFinance Holdings Limited, or CNFinance, the Company’s investment in which is accounted for by use of the equity method. The accompanying financial statements of the Company include its equity investment in CNFinance of RMB576 million and RMB353 million as of December 31, 2018 and 2019, respectively, and its equity earnings in CNFinance of RMB109 million, RMB171 million, and RMB99 million for the years ended December 31, 2017, 2018, and 2019, respectively. Those statements were audited by other auditors whose report (which included an explanatory paragraph concerning completion of a reorganization) has been furnished to us, and our opinion, insofar as it relates to the amounts included for CNFinance, is based solely on the report of the other auditors.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Investment in Affiliates - Other-than-temporary Impairment (“OTTI”) assessment of the equity method investment in CNFinance Holdings Limited (“CNFinance”) — Refer to Notes 2(i) and 7 to the consolidated financial statements

Critical Audit Matter Description

The Company accounts for its 18.5% of equity interests in CNFinance using the equity method (the “EMI in CNFinance” or the “investment”). The Company reviews its equity method investment periodically to determine whether an other-than-temporary exist. The factors used by management to make this determination include the duration and severity of the fair value decline, the financial condition and near-term prospects of CNFinance, and the Company’s intent and ability to hold its EMI in CNFinance until recovery. As of December 31, 2019, the fair value of the EMI in CNFinance was below the carrying value although the EMI in CNFinance generated positive equity income. Based on management’s evaluation, it was concluded that the decline in fair value of its investment in CNFinance below its carrying value is deemed to be other-than-temporary.

Given the significant judgment required to determine whether the decline in fair value of the EMI in CNFinance represents a temporary or other-than-temporary impairment, performing audit procedures to evaluate the reasonableness of management’s assessment required a high degree of auditor judgement and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of the reasonableness of the Company’s impairment assessment discussed above included the following, among others:

●	We tested the design and operating effectiveness of the controls relating to management’s impairment assessment for the EMI in CNFinance.

●	We evaluated the appropriateness of management’s OTTI assessment that the loss in value was other-than-temporary in accordance with accounting principles generally accepted in the United States of America, including 1) whether relevant positive and negative factors have been appropriately identified; 2) considerations around the severity and/or duration of the decline in the market value of CNFinance represents an other-than-temporary loss; and 3) the Company’s expectation of likelihood of recovery to occur in the near term and its intent and ability to hold the impaired equity investment until recovery.

●	We evaluated the appropriateness and accuracy of information used in the OTTI assessment by inspecting evidence used in management’s assessment and corroborating the information to appropriate independent data. The data and key assumptions include the following:

-	Historical and expected financial condition and near-term prospects of CNFinance

-	The publicly traded stock price of CNFinance and corresponding volatility

-	Changes to the macro-economic, competitive and operational environment

/s/ Deloitte Touche Tohmatsu
Hong Kong
April 29, 2020

We have served as the Company’s auditor since 2007.

FANHUA INC.

Consolidated Statements of Financial Position
(In thousands, except for shares and per share data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			Note 2(v)
ASSETS:
Current assets:
Cash and cash equivalents	772,823	169,653	24,369
Restricted cash	75,343	95,952	13,783
Short term investments (Note 2(d))	1,554,060	1,612,351	231,600
Accounts receivable, net of allowance for doubtful accounts of RMB21,241 and RMB20,495 (US$2,944) as of December 31, 2018 and 2019, respectively (Note 2(e))	508,474	682,171	97,988
Insurance premium receivables (Note 2(e))	5,267	5,067	728
Other receivables, net (Note 4)	86,150	61,570	8,844
Other current assets	58,990	54,987	7,898
Total current assets	3,061,107	2,681,751	385,210

Non-current assets:
Property, plant, and equipment, net (Note 5)	37,934	40,806	5,862
Goodwill, net (Note 6)	109,869	109,869	15,782
Intangible assets, net (Note 2(g))	1,264	322	46
Deferred tax assets (Note 12)	9,320	7,327	1,052
Investments in affiliates (Note 7)	587,517	363,414	52,201
Other non-current assets (Note 2(j))	59,600	46,917	6,739
Right of use assets (Note 8)	—	190,437	27,354
Total non-current assets	805,504	759,092	109,036
Total assets	3,866,611	3,440,843	494,246
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable	332,685	382,882	54,998
Insurance premium payables	15,248	7,901	1,135
Other payables and accrued expenses (Including refundable share rights deposits of the consolidated VIE of RMB8,184 and nil as of December 31, 2018 and 2019, respectively) (Note 10)	254,824	220,290	31,643
Accrued payroll	97,637	101,664	14,603
Income taxes payable	205,189	155,251	22,300
Current operating lease liability (Note 8)	—	79,986	11,489
Total current liabilities	905,583	947,974	136,168

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Financial Position—(Continued)

(In thousands, except for shares and per share data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			Note 2(v)
Non-current liabilities:
Other tax liabilities (Note 12)	70,350	70,350	10,105
Deferred tax liabilities (Note 12)	5,624	7,898	1,134
Refundable share rights deposits (Including refundable share rights deposits of the consolidated VIE of RMB138,328 and RMB266,901 as of December 31, 2018 and 2019, respectively) (Note 9(b))	138,328	266,901	38,338
Non-current operating lease liability (Note 8)	—	103,252	14,831
Total non-current liabilities	214,302	448,401	64,408
Total liabilities	1,119,885	1,396,375	200,576

Commitments and contingencies (Note 17)

Equity:
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued 1,301,915,084 and 1,252,367,264 shares, of which 1,123,475,604 and 1,073,891,784 shares were outstanding as of December 31, 2018 and 2019, respectively) (Note 13)	9,583	9,235	1,327
Treasury stock (Note 20)	(1,156)	(1,146)	(165)
Additional paid-in capital	437,176	393	56
Statutory reserves (Note 15)	480,881	508,739	73,076
Retained earnings	1,799,989	1,479,494	212,516
Accumulated other comprehensive loss	(93,290)	(65,429)	(9,398)
Total shareholders’ equity	2,633,183	1,931,286	277,412
Noncontrolling interests	113,543	113,182	16,258
Total equity	2,746,726	2,044,468	293,670
Total liabilities and shareholders’ equity	3,866,611	3,440,843	494,246

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(v)
Net revenues:
Agency	3,780,217	3,143,873	3,335,397	479,100
Life insurance business	2,424,444	2,870,776	3,193,625	458,736
P&C insurance business	1,355,773	273,097	141,772	20,364
Claims adjusting	308,256	327,390	370,606	53,234
Total net revenues	4,088,473	3,471,263	3,706,003	532,334
Operating costs and expenses:
Agency	(2,864,882)	(2,151,856)	(2,263,952)	(325,196)
Life insurance business	(1,636,340)	(1,943,053)	(2,166,126)	(311,144)
P&C insurance business	(1,228,542)	(208,803)	(97,826)	(14,052)
Claims adjusting	(194,525)	(194,159)	(219,496)	(31,529)
Total operating costs	(3,059,407)	(2,346,015)	(2,483,448)	(356,725)
Selling expenses	(221,785)	(231,075)	(278,085)	(39,944)
General and administrative expenses	(534,145)	(468,430)	(475,107)	(68,245)
Total operating costs and expenses	(3,815,337)	(3,045,520)	(3,236,640)	(464,914)
Income from operations	273,136	425,743	469,363	67,420
Other income, net:
Investment income	191,784	195,456	79,070	11,358
Interest income	25,891	34,207	2,828	406
Others, net	14,284	11,807	9,664	1,388
Income from continuing operations before income taxes, share of income and impairment of affiliates, net and discontinued operations	505,095	667,213	560,925	80,572
Income tax expense	(167,803)	(224,586)	(143,816)	(20,658)
Share of income and impairment of affiliates, net	108,944	174,468	(224,555)	(32,255)
Net income from continuing operations	446,236	617,095	192,554	27,659
Net income from discontinued operations, net of tax (Note 2(w) & Note 3)	5,480	—	—	—
Net income	451,716	617,095	192,554	27,659
Less: net income attributable to the noncontrolling interests	2,488	7,180	3,622	520
Net income attributable to the Company’s shareholders	449,228	609,915	188,932	27,139

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Income and Comprehensive Income—Continued
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(v)
Net income per share:

Basic:
Net income from continuing operations	0.36	0.49	0.17	0.02
Net income from discontinued operations	0.00	0.00	0.00	0.00
Net income	0.36	0.49	0.17	0.02
Diluted:
Net income from continuing operations	0.36	0.49	0.17	0.02
Net income from discontinued operations	0.00	0.00	0.00	0.00
Net income	0.36	0.49	0.17	0.02

Net income per American Depositary Shares (“ADS”):

Basic:
Net income from continuing operations	7.20	9.84	3.46	0.50
Net income from discontinued operations	0.09	0.00	0.00	0.00
Net income	7.29	9.84	3.46	0.50
Diluted:
Net income from continuing operations	7.20	9.83	3.46	0.50
Net income from discontinued operations	0.09	0.00	0.00	0.00
Net income	7.29	9.83	3.46	0.50
Shares used in calculating net income per share:

Basic:	1,231,698,725	1,239,264,464	1,092,601,338	1,092,601,338
Diluted	1,261,223,049	1,240,854,034	1,093,229,436	1,093,229,436

Net income	451,716	617,095	192,554	27,659
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(10,664)	(10,194)	10,178	1,462
Unrealized net gains (loss) on available-for-sale investments	(632)	—	17,231	2,475
Share of other comprehensive gain (loss) of affiliates	1,263	(1,763)	452	65
Total Comprehensive income	441,683	605,138	220,415	31,661
Less: Comprehensive income attributable to the noncontrolling interests	2,488	7,180	3,622	520
Comprehensive income attributable to the Company’s shareholders	439,195	597,958	216,793	31,141

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Shareholders’ Equity
(In thousands, except for shares and per share data)

	Share Capital		Additional	Treasury Stock				Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	Retained Earnings	Comprehensive loss	Subscription Receivables	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	1,165,072,926	8,658	2,301,655	—	—	311,590	1,018,928	(65,844)	(288,135)	117,242	3,404,094
Net income	—	—	—	—	—	—	449,228	—	—	2,488	451,716
Foreign currency translation	—	—	—	—	—	—	—	(27,895)	17,231	—	(10,664)
Exercise of share options	69,118,158	458	64,488	—	—	—	—	—	—	—	64,946
Provision for statutory reserves	—	—	—	—	—	30,658	(30,658)	—	—	—	—
Private placement	66,000,000	455	200,632	—	—	—	—	—	—	—	201,087
Subscription receipt	—	—	—	—	—	—	—	—	22,187	—	22,187
Distribution of dividend	—	—	(137,216)	—	—	—	—	—	—	—	(137,216)
Disposal of subsidiaries	—	—	—	—	—	(31,210)	31,210	—	—	(8,388)	(8,388)
Unrealized net gains (loss) on available-for-sale investments	—	—	—	—	—	—	—	(632)	—	—	(632)
Share of other comprehensive gain of affiliates	—	—	—	—	—	—	—	1,263	—	—	1,263
Balance as of December 31, 2017	1,300,191,084	9,571	2,429,559	—	—	311,038	1,468,708	(93,108)	(248,717)	111,342	3,988,393
Net income	—	—	—	—	—	—	609,915	—	—	7,180	617,095
Foreign currency translation	—	—	—	—	—	—	—	1,581	(11,775)	—	(10,194)
Exercise of share options	1,760,000	12	3,274	—	—	—	—	—	—	—	3,286
Repurchase of ordinary shares from shareholder (Note 13)	—	—	(1,464,163)	150,000,000	(960)	—	—	—	—	—	(1,465,123)
Repurchase of ordinary shares from open market (Note 20)	—	—	(251,024)	28,475,480	(196)	—	—	—	—	—	(251,220)
Provision for statutory reserves	—	—	—	—	—	169,843	(169,843)	—	—	—	—
Subscription receipt	—	—	—	—	—	—	—	—	260,492	—	260,492
Distribution of dividend	—	—	(280,470)	—	—	—	(108,791)	—	—	(4,979)	(394,240)
Share of other comprehensive loss of affiliates	—	—	—	—	—	—	—	(1,763)	—	—	(1,763)
Balance as of December 31, 2018	1,301,951,084	9,583	437,176	178,475,480	(1,156)	480,881	1,799,989	(93,290)	—	113,543	2,746,726

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Shareholders’ Equity—(Continued)
(In thousands, except for shares and per share data)

	Share Capital		Additional	Treasury Stock				Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	Retained Earnings	Comprehensive loss	Subscription Receivables	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income	—	—	—	—	—	—	188,932	—	—	3,622	192,554
Foreign currency translation	—		—	—	—	—	—	10,178	—		10,178
Exercise of share options	640,000	4									4
Repurchase of ordinary shares from open market (Note 20)	—	—	(437,176)	50,223,820	(342)	—	(46,497)	—	—	—	(484,015)
Cancellation of treasury shares	(50,223,820)	(352)	—	(50,223,820)	352	—	—	—	—	—	—
Share-based compensation	—	—	393	—	—	—	—	—	—	—	393
Provision for statutory reserves	—	—	—	—	—	38,814	(38,814)	—	—	—	—
Distribution of dividend	—	—	—	—	—	—	(435,072)	—	—	(3,790)	(438,862)
Disposal of subsidiaries	—	—	—	—	—	(10,956)	10,956	—	—	(193)	(193)
Unrealized net gains on available-for-sale investments	—	—	—	—	—	—	—	17,231	—	—	17,231
Share of other comprehensive gain of affiliates	—	—	—	—	—	—	—	452	—	—	452
Balance as of December 31, 2019	1,252,367,264	9,235	393	178,475,480	(1,146)	508,739	1,479,494	(65,429)	—	113,182	2,044,468
Balance as of December 31, 2019 in US$	1,252,367,264	1,327	56	178,475,480	(165)	73,076	212,516	(9,398)		16,258	293,670

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(v)
OPERATING ACTIVITIES
Net income	451,716	617,095	192,554	27,659
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation expense	14,099	10,833	16,280	2,339
Amortization of intangible assets	33,177	15,946	942	135
Non-cash operating lease expense	—	—	69,482	9,981
Allowance for doubtful accounts	11,328	6,791	6,533	938
Compensation expenses associated with stock options	—	—	393	56
Loss (gain) on disposal of property, plant and equipment	(104)	(133)	25	4
Fair value change of non-current assets	—	—	4,241	609
Investment income	(177,862)	(156,047)	(65,616)	(9,425)
Loss (gain) on disposal of subsidiaries	(2,009)	—	58	8
Share of income and impairment of affiliates, net	(108,944)	(174,468)	224,555	32,255
Deferred taxes	9,512	(18,744)	4,475	643
Changes in operating assets and liabilities:
Accounts receivable	(140,712)	(70)	(180,230)	(25,888)
Insurance premium receivables	(4,603)	(942)	200	29
Other receivables	(207,162)	(7,272)	3,973	571
Amounts due from related parties	(8,714)	—	—	—
Other current assets	(5,962)	(15,126)	4,003	575
Other non-current assets	—	(6,291)	1,612	232
Accounts payable	139,528	129,661	50,205	7,211
Insurance premium payables	7,165	5,695	(7,347)	(1,055)
Other payables and accrued expenses	22,901	21,462	(25,533)	(3,668)
Accrued payroll	41,472	20,213	4,052	582
Income taxes payable	69,729	75,224	(49,969)	(7,178)
Dividend received	10,000	—	—	—
Lease liability	—	—	(76,564)	(10,998)
Other tax liabilities	(2,428)	—	—	—
Net cash generated from operating activities	152,127	523,827	178,324	25,615
Cash flows used in investing activities:
Purchase of short term investments	(11,055,424)	(11,380,198)	(7,498,701)	(1,077,121)
Proceeds from disposal of short term investments	11,531,556	12,488,495	7,523,257	1,080,648
Purchase of property, plant and equipment	(20,899)	(22,765)	(19,686)	(2,829)
Proceeds from disposal of property and equipment	156	203	47	7
Disposal of subsidiaries, net of cash disposed of RMB94,677, RMB576 and RMB1,517 (US$218) in 2017, 2018 and 2019, respectively	(20,564)	—	7,042	1,012

FANHUA INC.

Consolidated Statements of Cash Flows—(Continued)

(In thousands)

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(v)
Increase in other receivables	(500,000)	—	—	—
Decrease in other receivables	—	500,000	—	—
Additions in investments in non-current assets	—	(18,150)	—	—
Increase in amounts due from related parties		(50,000)	—	—
Decrease in amounts due from related parties	41,452	50,000	—	—
Net cash (used in) generated from investing activities	(23,723)	1,567,585	11,959	1,717
Cash flows from financing activities:
Repayment of advances from a disposed subsidiary	(103,446)	—	—	—
Proceeds of employee and grantee subscriptions	22,187	211,054	111,304	15,988
Proceeds of issuance of ordinary shares upon private placement	201,087	—	—	—
Dividends paid	(137,216)	(326,725)	(435,072)	(62,494)
Dividend distributed to noncontrolling interest	—	(4,979)	(3,790)	(544)
Proceeds on exercise of stock options	64,946	3,286	4	1
Repurchase of ordinary shares from open market	—	(251,220)	(484,015)	(69,525)
Repurchase of ordinary shares from a shareholder	—	(1,318,611)	—	—
Proceed related to disposal of Fanhua Times Sales & Services Co., Ltd and its subsidiaries	—	22,689	19,463	2,796
Net cash generated (used in) from financing activities	47,558	(1,664,506)	(792,106)	(113,778)
Net increase (decrease) in cash and cash equivalents, and restricted cash	175,962	426,906	(601,823)	(86,446)
Cash and cash equivalents and restricted cash at beginning of year	273,979	439,033	848,166	121,831
Effect of exchange rate changes on cash and cash equivalents	(10,908)	(17,773)	19,262	2,767
Cash and cash equivalents and restricted cash at end of year	439,033	848,166	265,605	38,152

Reconciliation in amounts on the consolidated Financial position:
Cash and cash equivalents at end of year, excluding held for sale	363,746	772,823	169,653	24,369
Restricted cash at end of year, excluding held for sale	75,287	75,343	95,952	13,783
Total of cash and cash equivalents and restricted cash at the end of the year	439,033	848,166	265,605	38,152

Supplemental disclosure of cash flow information:
Income taxes paid	103,155	109,863	189,487	27,218
Supplemental disclosure of non-cash operating activity:
Interest repayment (Note 2(m))	—	5,557	—	—
Supplemental disclosure of non-cash investing activities:
Disposal of subsidiaries	46,582	10,638	61,372	8,816
Other receivable and other non-current asset related to disposal of entities	64,152	—	—	—
Right-of-use assets obtained in exchange for lease obligations (Note 8)	—	—	78,344	11,253
Conversion of the convertible loan receivables into equity interest (Note 3 (e))	—	—	10,929	1,570

Supplemental disclosure of non-cash financing activities:
Dividends offset against proceeds of employee subscriptions (Note 2(m))	—	49,438	—	—
Dividends payment offset	—	(62,536)	—	—
10% consideration related to repurchase of ordinary shares from a shareholder (Note 9)	—	146,512	(8,184)	(1,176)

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

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company, all its subsidiaries and those VIEs of which the Company is the primary beneficiary from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation. In addition, the Group consolidates VIEs of which it is deemed to be the primary beneficiary and absorbs all of the expected losses and residual returns of the entity. See Note 9 for detail.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. The Company’s management base their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements included estimates of allowance for doubtful receivables, estimates made in assumptions related to the valuation of the convertible loan receivable, estimates associated with equity-method investment impairment assessments. Actual results could differ from those estimates.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.

In its capacity as an insurance agent, the Group collects premiums from certain insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in the consolidated statements of financial position, “premiums” are receivables from the insureds of RMB3,823 and RMB4,646 as of December 31, 2018 and 2019, respectively. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term, and reports such amounts as restricted cash in the consolidated statements of financial position. Also, restricted cash balance includes guarantee deposits required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance agency and the entrustment deposit received from the members of eHuzhu, an online mutual aid platform operated by the Group. The balance for guarantee and entrustment deposits were RMB71,520 and RMB91,306 as of December 31, 2018 and 2019, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(d)	Short Term Investments

Short term investments are mainly available-for-sale investments in debt securities that do not have a quoted market price in an active market. Available-for-sale investments are carried at fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income or loss. The Group benchmarks the values of its other investments against fair values of comparable investments and reference to product valuation reports as of the balance sheet date, and categorizes all fair value measures of short term investments as level 2 of the fair value hierarchy.

The short term investments balance were RMB1,554,060 and RMB1,612,351 as of December 31, 2018 and 2019, respectively. No impairment loss on short term investments was identified for each of the years ended December 31, 2017, 2018 and 2019.

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

Accounts receivable, net is analyzed as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Accounts receivable	529,715	702,666
Allowance for doubtful accounts	(21,241)	(20,495)
Accounts receivable, net	508,474	682,171

The following table summarizes the movement of the Group’s allowance for doubtful accounts for accounts receivables:

	2017	2018	2019
	RMB	RMB	RMB
Balance at the beginning of the year	16,792	20,198	21,241
Provision for doubtful accounts	14,052	6,791	6,533
Write-offs	(10,646)	(5,748)	(7,279)
Balance at the end of the year	20,198	21,241	20,495

Insurance premium receivables consist of insurance premiums to be collected from the insured, and are recorded at the invoiced amount and do not bear interest. Amounts collected on insurance premium receivables are included in net cash provided by operating activities in the consolidated statements of cash flows.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(f)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

	Estimated useful life (Years)	Estimated residual value
Building	20-36	0%
Office equipment, furniture and fixtures	3-5	0%-3%
Motor vehicles	5-10	0%-3%
Leasehold improvements	5	0%

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation expense recognized in the consolidated statements of income and comprehensive income:

	2017	2018	2019
	RMB	RMB	RMB
Operating costs	43	232	216
Selling expenses	2,775	4,769	7,144
General and administrative expenses	11,281	5,832	8,920
Depreciation expense	14,099	10,833	16,280

(g)	Goodwill and Other Intangible Assets

Goodwill and amortization of intangible assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired in a business combination. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group operated in two reporting units for the year ended December 31, 2019. The goodwill impairment review is a two-step process. Step 1 consists of a comparison of the fair value of a reporting unit with its carrying amount. An impairment loss may be recognized if the review indicates that the carrying value of a reporting unit exceeds its fair value. Estimates of fair value are primarily determined by using discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, step 2 requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value, an impairment charge is recorded equal to the excess of the carrying amount over the implied fair value.

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

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(g)	Goodwill and Other Intangible Assets (Continued)

Goodwill and amortization of intangible assets (Continued)

In 2018 and 2019, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value which is the step one of the two-step impairment test. The fair value of all reporting units was estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, step 2 of the two-step goodwill impairment test was unnecessary. The management concluded that goodwill was not impaired as of December 31, 2018 and 2019.

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

The intangible assets, net consisted of trade names with cost of RMB8,898. The trade names have an estimated useful life of 9.4 to 10 years and accumulated amortization of RMB7,634 and RMB8,576 as of December 31, 2018 and 2019.

Aggregate amortization expenses for intangible assets were RMB33,177, RMB15,946 and RMB942 for the years ended December 31, 2017, 2018 and 2019, respectively.

Impairment of intangible assets with definite lives

The Group evaluates the recoverability of identifiable intangible assets with determinable useful lives whenever events or changes in circumstances indicate that these assets’ carrying amounts may not be recoverable. The Group measures the carrying amount of identifiable intangible assets with determinable useful lives against the estimated undiscounted future cash flows associated with each asset. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2017, 2018 and 2019, the Group recognized no impairment losses on identifiable intangible assets with determinable useful lives.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(g)	Goodwill and Other Intangible Assets (Continued)

Impairment of indefinite-lived intangible assets

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quote from a third party, if any. During the years ended December 31, 2017, 2018 and 2019, the Group recognized no impairment losses on its indefinite-lived intangible assets.

The estimated amortization expenses for the next five years are: RMB322 in 2020 and nil in years after 2020.

(h)	Other Receivables and Other Current Assets

Other receivables and other current assets mainly consist of loans and amounts due from third parties, advances, deposits, interest receivables and prepaid expenses. See Note 4 for details.

(i)	Investment in Affiliates

The Group uses the equity method of accounting for investments in which the Group has the ability to exercise significant influence, but does not have a controlling interest.

The Group continually reviews its investment in equity investees to determine whether a decline in fair value to an amount below the carrying value is other-than temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as the stock price of the investee and its corresponding volatility, if publically traded, the Group’s intent and ability to hold the investment until recovery, and changes in the macro-economic, competitive and operational environment of the investee. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

(j)	Other Non-current Assets

Other non-current assets mainly represent long-term equity investments accounted for under the measurement alternative method and the convertible loan receivable.

Equity securities without readily determinable fair value

The Group has long-term investments in equity security of certain privately held companies which the Group exerts no significant influence or a controlling interest. As a result of adoption of “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”) in January 1, 2018, equity securities without readily determinable fair values that do not qualify for the practical expedient in ASC 820, Fair Value Measurements and Disclosure to estimate fair value using the net asset value per share (or its equivalent) of the investment, are measured and recorded using a measurement alternative that measures the securities at cost less impairment, if any, plus or minus changes resulting from qualifying observable price changes.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(j)	Other Non-current Assets (Continued)

Equity securities without readily determinable fair value (Continued)

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earning trends and other company specific information. The Group assessed that there has been no impairment or qualifying observable price changes related to its investments in privately held companies in the years ended December 31, 2018 and 2019. Investments in privately held companies are reported in other non-current assets.

Convertible loan receivable

The Group has elected the fair value option for the convertible loan receivable, which permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The convertible loan receivable accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements. See Note 3(e) for details.

(k)	Impairment of Long-Lived Assets

Property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds the fair value of the asset.

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

According to FASB ASC 505-10-45, the loan is recorded as a separate line of deduction from equity in the Group’s consolidated statements of financial position. Interest income accruing from the loan is recognized as non-operating income. During the year 2018, the principal in the amount of RMB260,492 and interests in the amount of RMB29,224 had been settled of while RMB49,438 of principal and RMB5,557 of interest were offset by the Company’s dividend distributions. As of December 31, 2018, the principal and interest of the loans have been fully collected.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(n)	Treasury shares

Treasury shares represent ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchased ordinary shares are recorded whereby the total par value of shares acquired is recorded as treasury stock and the difference between the par value and the amount of cash paid is recorded in additional paid-in capital. If additional paid-in capital is not available or is not sufficient, the remaining amount is to reduce retained earnings. See Note 20 for details.

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

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(p)	Share-based Compensation (Continued)

Nonemployee share-based compensation

The Group early adopted the ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”, prospectively starting from 2018. Consistent with the accounting requirement for employee share-based compensation, nonemployee share-based compensation within the scope of Topic 718 are measured at grant-date fair value of the equity instruments, which the Group is obligated to issue when the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied.

Classification of award

Options or similar instruments on shares shall be classified as liabilities instead of equity if either of the following conditions is met:

●	The underlying shares are classified as liabilities;
●	The Group can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets.

The Group measures a liability award under a share-based payment arrangement based on the award’s fair value remeasured at each reporting date until the date of settlement. The corresponding credit is recorded as a share-based liability. Compensation cost for each period until settlement shall be based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value of the instrument for each reporting date.

The Group measures an equity award based on the awards’ fair value on grant date and recognizes the compensation cost over the vesting periods, with the corresponding credit recorded as paid-in capital.

Modification of an Award

A change in any of the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Group recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Group recognizes is the cost of the original award.

Share-based compensation expenses of nil, nil and RMB393 for the years ended December 31, 2017, 2018 and 2019, respectively, were included in the selling, general and administrative expenses.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(q)	Employee Benefit Plans

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

The Group disaggregates its revenue from different types of service contracts with customers by principal service categories, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 22 for detailed disaggregated revenue information that is disclosed for each reportable segment. The following is a description of the accounting policy for the principal revenue streams of the Group.

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

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(r)	Revenue Recognition (Continued)

Insurance agency services revenue (Continued)

No allowance for cancellation has been recognized for agency as the management of the Group estimates, based on its past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations, which have been de minims to date, are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of policies were 0.2%, 0.1% and 0.1% of the total commission and fee revenues during years ended December 31, 2017, 2018 and 2019, respectively.

For life insurance agency, the Group may receive a performance bonus from insurance companies as agreed and per contract provisions. Once an agency achieves its performance obligation, typically a certain sales volume, the bonus will become due. The bonus amount is computed based on the insurance premium amount multiplied by an agreed-upon percentage. Performance bonus represent a form of variable consideration associated with certain sales volume, for which the Group earn commissions. The contingent commissions are recorded when a performance obligation is being achieved. The Group estimates the amount of consideration with a constraint applied that will be received in the coming year such that a significant reversal of revenue is not probable and accrues performance bonus relative to the recognition of the corresponding core commissions. For the year ended December 31, 2018 and 2019, the Group recognized contingent performance bonus of RMB23,166 and RMB58,124, respectively.

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

Contract balances

The Group’s contract balances include accounts receivable and contract asset. The balances of accounts receivable as of December 31, 2018 and 2019 are all derived from contracts with customers. See Note 2(e) for details.

The timing between the recognition of revenue for effective insurance policy and the receipt of payment is not significant. The estimated accounts receivable in relation to cancellation of insurance policies within hesitation period is a contract asset included in accounts receivable. The balances of contract asset are RMB84,907 and RMB131,063 as of December 31, 2018 and December 31, 2019, respectively.

The Group has no advance from customers in advance of revenue recognition, or contract liability and, therefore, none of revenue recognized in the current period that was previously recognized as a contract liability.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(r)	Revenue Recognition (Continued)

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

Value-Added Tax and Surcharges

The Group presents revenue net of sales and value-added taxes incurred. The sales taxes amounted to RMB25,239, RMB21,508 and RMB21,916 for the years ended December 31, 2017, 2018 and 2019, respectively. The State Administration of Taxation and Ministry of Finance jointly issued a Notice on Preparing for the Full Implementation of the VAT Reform (Cai Shui [2016] No. 36). Accordingly, the Group started to pay value-added tax instead of business tax from May 1, 2016.

Total value-added taxes paid by the Group during the years ended December 31, 2017, 2018 and 2019 amounted to RMB157,607, RMB179,317 and RMB197,067 respectively.

(s)	Fair Value of Financial Instruments

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

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, insurance premium receivables and payables, other receivables, accounts payable and other payables, approximate their fair values due to the short-term nature of these instruments.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(s)	Fair Value of Financial Instruments (Continued)

Measured at fair value on a recurring basis

As of December 31, 2018 and 2019, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	1,554,060	—	1,554,060	—

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	1,612,351	—	1,612,351	—

The majority of debt security consists of investments in trust products and asset management plans that normally pay a prospective fixed rate of return. These investments are recorded at fair values on a recurring basis. The Group measured these investments at fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income or loss, at the balance sheet date. It is classified as Level 2 of the fair value hierarchy since fair value measurement at reporting date is benchmarked against fair value of comparable investments.

Measured at fair value on a non-recurring basis

The Group measures certain assets, including equity securities without readily determinable fair values, equity method investments and intangible assets, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments and intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary. Impairment charge to the intangible assets is recorded when their carrying amounts may not be recoverable.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(s)	Fair Value of Financial Instruments (Continued)

Measured at fair value on a non-recurring basis (Continued)

On January 1, 2018, the Group adopted ASU 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer

Goodwill (Note 6) and intangible assets (Note 2(g)) with indefinite lives are measured at fair value on a nonrecurring basis, and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance of the acquired business, discount rate, etc. to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

Investments in affiliates (Note 7) are measured at fair value on a nonrecurring basis, and they are recorded at fair value only when there is other-than-temporary-impairment. The fair value of investment in an affiliate that is publicly listed is determined based on the market value of its share (Level 1) on the date such impairment is recorded.

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

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB216,457 and RMB220,895 of cash and cash equivalents and restricted cash denominated in RMB as of December 31, 2018 and 2019, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(v)	Translation into USD

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers in the United States and were calculated at the rate of US$1.00 = RMB6.9618, representing the noon buying rate in the City of New York for cable transfers of RMB on December 31, 2019, the last business day in fiscal year 2019, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

(w)	Discontinued Operations

Under ASC 205-20 “Presentation of Financial Statements - Discontinued Operation”, when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held-for-sale, the results of its operations, including the gain or loss on its disposal are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the entity’s consolidated operations and the entity will no longer have any significant continuing involvement in the operations of the component.

In November 2017, the Group completed the sale of its brokerage business. Please see Note (3) for more information. The Group’s results of operations related to discontinued operations have been restated as discontinued operations for the year ended December 31, 2017.

(x)	Segment Reporting

As of December 31, 2019, the Group operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services. Details of operating segments are further described in Note 22. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

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

The contingently issuable shares /ADS related to the 521 Plan (see Note 19(b) for details), are subject to fulfillment of the performance conditions as stipulated under the 521 Plan. Therefore, these shares are excluded from basic earnings per share until the shares are fully vested upon the achievement of performance conditions under the 521 Plan by the Participants.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(z)	Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to RMB35,741, RMB34,663 and RMB44,387 for the years ended December 31, 2017, 2018 and 2019, respectively.

(aa)	Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The Group adopted this new standard on January 1, 2019 and used the effective date as the date of initial application on a modified retrospective basis. The Group elected to apply the transition requirements as the effective date rather than at the beginning of the earliest comparative period presented with a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption, and prior periods were not restated. Upon adoption, the Group elected to use the package of three practical expedients in transition under ASC 842, exempting the Group from reassessing the lease identification, lease classification and initial direct costs associated with any expired or existing contracts as of the date of adoption. However, the Group determined not to elect to adopt the hindsight practical expedient and therefore maintained the lease terms previously determined under ASC 840.

The Group leases office space, vehicles and certain equipment under operating leases for terms ranging from short term (under 12 months) to 7 years. The Group does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. As a lessee, the Group does not have any financing leases and none of the leases contain material residual value guarantees or material restrictive covenants. The Group’s office space leases typically have initial lease terms of 2 to 7 years, and vehicles and equipment leases typically have an initial term of 12 months or less. The Group’s office space leases include fixed rental payments. The lease payments for the Group’s office space leases do not consist of variable lease payments that depend on an index or a rate.

The Group determines whether a contract contains a lease at contract inception. A contract contains a lease if there is an identified asset and the Group has the right to control the use of the identified asset. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term in the consolidated statements of financial position at commencement date. As all of the leases do not have implicit rates available, the Group uses incremental borrowing rates based on the information available at lease commencement date in determining the present value of future payments. The incremental borrowing rates are estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased assets are located.

Upon adoption of ASU 2016-02 on January 1, 2019, the Group elected to use the remaining lease term as of January 1, 2019 in the estimation of the applicable discount for rate for leases that were in place at adoption. For the initial measurement of the lease liabilities for leases commencing after January 1, 2019, the Group uses the discount rate as of the commencing date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as current operating lease liability and non-current operating lease liability, respectively, in the consolidated statements of financial position. As a result of the adoption, the Group recognized approximately RMB181,576 of ROU assets recorded in right-of-use assets and a lease liability of approximately RMB181,457 in operating lease liability in the consolidated statements of financial position as of January 1, 2019. The adoption had no material impact on the Group’s consolidated statements of income and consolidated statements of cash flows for the year ended December 31, 2019.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(aa)	Leases (Continued)

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. For office space leases beginning in 2019 and later, the Group identifies the lease and non-lease components (e.g., common-area maintenance costs) and accounts for non-lease components separately from lease component. The Group’s office space lease contracts have only one separate lease component and have no non-components (e.g., property tax or insurance). Most of the office space lease contracts have no non-lease components. For the office space lease contracts include non-lease components, the fixed lease payment is typically itemized in the office space lease contract for separate lease component and non-lease component. Therefore, the Group does not allocate the consideration in the contract to the separate lease component and the non-lease component.

Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Group has made an accounting policy election to exempt leases with an initial term of 12 months or less without a purchase option that is likely to be exercised from being recognized on the balance sheet. Payments related to those leases continue to be recognized in the consolidated statement of income and comprehensive income on a straight-line basis over the lease term.

In addition, we do not have any related-party leases or sublease transactions. Please see Note 8.

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

(ac)	Recently Issued Accounting Standards

New accounting standards not yet adopted that could affect the Group’s consolidated financial statements in the future are summarized as follows:

In June 2016, FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timelier manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In April 2019, the FASB issued ASU 2019-04, clarify a variety of topics previously covered in Update 2016-13. The standard and the amendments in this ASU are effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018.

In May 2019, the FASB issued ASU 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief, to provide an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. ASU 2019-05 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(ac)	Recently Issued Accounting Standards (Continued)

In November 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments – Credit Losses. Among other narrow-scope improvements, the new ASU clarifies guidance around how to report expected recoveries. “Expected recoveries” describes a situation in which an organization recognizes a full or partial write-off of the amortized cost basis of a financial asset, but then later determines that the amount written off, or a portion of that amount, will in fact be recovered. While applying the credit losses standard, stakeholders questioned whether expected recoveries were permitted on assets that had already shown credit deterioration at the time of purchase (also known as PCD assets). In response to this question, the ASU permits organizations to record expected recoveries on PCD assets. In addition to other narrow technical improvements, the ASU also reinforces existing guidance that prohibits organizations from recording negative allowance for available-for-sale debt securities. For entities that have not yet adopted the amendments in ASU 2016-13 as of the issuance date of this ASU, the effective dates and transition requirements for the amendments are the same as the effective dates and transition requirements in ASU 2016-13. The Group is in the process of completing its evaluation of the impact of the ASUs.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2018. The Group expects there is no material impact upon adoption of this guidance on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which modifies disclosure requirements for fair value measurements.  While some disclosures have been removed or modified, new disclosures have been added. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  Early adoption is permitted, where the entity is permitted to early adopt the portion of the guidance regarding the removal or modification of the fair value measurement disclosures while waiting to adopt the requirement regarding additional disclosures until the effective date. The Group expects there will be changes in relevant disclosures upon adoption of this guidance on the Group’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this update simplify the accounting for income taxes by removing exceptions related to the incremental approach for intra-period tax allocation, certain deferred tax liabilities, and the general methodology for calculating income taxes in an interim period. The amendment also provides simplification related to accounting for franchise (or similar) tax, evaluating the tax basis step up of goodwill, allocation of consolidated current and deferred tax expense, reflection of the impact of enacted tax law or rate changes in annual effective tax rate calculations in the interim period that includes enactment date, and other minor codification improvements. For public business entities, the amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption of the amendments is permitted, including adoption in any interim period for public business entities for periods in which financial statements have not yet been issued. The Group is currently in the process of evaluating the impact of adoption of this standard on the Group’s consolidated financial statements.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3)	Acquisitions, disposals and reorganization

Disposal of subsidiaries in 2019

a.	Disposal of Guangdong Fanhua Fangzhong Investment Management Co., Ltd.

In July 2019, the Group disposed of Guangdong Fanhua Fangzhong Investment Management Co., Ltd. to its minority shareholder, for a total consideration of RMB61,372, which has been offset against the Group’s other payables due to the disposed subsidiary as of December 31, 2019. As the sales consideration equals to the net book value of the subsidiary at the time of disposal, no gain or loss on disposal of the subsidiary was recognized by the Group. Guangdong Fanhua Fangzhong Investment Management Co., Ltd. is an investment holding company with no actual business operation after year 2010.

b.	Disposal of Hubei Fanhua Insurance Agency Co., Ltd.

In November 2019, the Group disposed of Hubei Fanhua Insurance Agency Co., Ltd. to three independent third party individuals, for a total consideration of RMB300, which has been settled as of December 31, 2019. The Group recognized a loss of RMB58 on disposal of this subsidiary, which was determined by the excess of the net book value of the subsidiary over the sales consideration at the time of disposal.

Disposal of subsidiaries in 2018

c.	Disposal of InsCom service Limited and InsCom Holding Limited

In October 2018, the Group disposed of InsCom service Limited, InsCom Holding Limited and their subsidiaries (collectively “InsCom”) to an independent third party, for a total consideration of RMB11,214, which were settled as of December 31, 2018. No gain or loss on disposal of InsCom was recognized by the Group, which was determined by the sales consideration equaling to the net book value of the subsidiaries at the time of disposal. InsCom Service Limited, InsCom Holdings Limited and their subsidiaries are investment holding companies with no actual business operation after the Group’s restructuring in 2016.

Disposal of subsidiaries in 2017

d.	Disposal of Beijing Ruisike Management Consulting Co., Ltd.

In January 2017, the Group disposed Beijing Ruisike Management Consulting Co., Ltd to a third party, for a total cash consideration of RMB20,867, which was settled as of December 31, 2017. The Group recognized a gain of RMB2,029 on disposal of this subsidiary, which was determined by the excess of the sales consideration over the net book value of the subsidiary at the time of disposal.

e.	Disposal of Fanhua Times Sales & Service Co., Ltd. and its subsidiaries

In October 2017, the Group entered into a share transfer agreement with Beijing Cheche Technology Co. Ltd., or Cheche. Under this agreement, the Group disposed of the equity interests in Fanhua Times Sales & Service Co. Ltd., and its subsidiaries that conducts mainly P&C insurance business (collectively, the “P&C Insurance Division”), to Cheche for a total consideration of RMB225,398, including RMB95,398 cash consideration and RMB130,000 in the value of a convertible loan receivable, which is convertible or collectible in three years and recognized as other non-current assets. As of December 31, 2018 and 2019, the Group has RMB19,463 and nil other receivable outstanding related to the cash consideration, respectively. The Group evaluated the convertible loan receivable’s settlement provisions and elected the fair value option afforded in ASC 825, Financial Instruments, to value this instrument.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3)	Acquisitions, disposals and reorganization (Continued)

Disposal of subsidiaries in 2017 (Continued)

e.	Disposal of Fanhua Times Sales & Service Co., Ltd. and its subsidiaries (Continued)

Under such election, the convertible loan receivable is measured initially and subsequently at fair value, with any changes in the fair value of the instrument being recorded in the consolidated financial statements as a change in fair value of derivative instruments. The Group estimates the fair value of this instrument by first estimating the fair value of the straight debt portion. The Group then estimates the fair value of the embedded conversion option based on the recent development of Cheche. The sum of these two valuations is the fair value of the convertible loan receivable included in other non-current assets. On October 31, 2017, the Group used the discounted cash flow method to value the debt portion of the convertible loan receivable and determined the fair value to be RMB22,000, and based on Cheche’s current and expected financial performance, industry trend and expected revenue and margin, management considered the conversion option to be deeply out of the money and determined the fair value of the option to be immaterial. As a result, the carrying amount of the convertible loan receivable was adjusted by RMB108,000. The total fair value of RMB22,000 was initially recognized and the balance remained the same and retained in other non-current assets as of December 31, 2017.

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

On October 10, 2019, the Group exercised the conversion option to partially convert RMB80,000, a portion of original RMB130,000 convertible loan receivable, into 28,684,255 ordinary shares of Cheche Cayman, representing 3.3% equity interest. As stipulated in the original agreement, the unconverted balance of RMB50,000 remains outstanding with the original maturity date of October 31, 2020 and interest rate of 10% per annum, and is no longer convertible.

The fair value of the convertible loan receivable on the day of the conversion, amounted to RMB17,759. Upon conversion, the Group uses the relative carrying amount approach to record RMB10,929 as the initial cost of the equity investments of Cheche Cayman in other non-current assets, and RMB6,830 in other receivables, net (see Note 4) in the consolidated statements of financial position. Accordingly, no gain or loss has been recognized upon conversion of this convertible loan receivable.

After the conversion, the Group measured the investment using the measurement alternative as Cheche Cayman is a privately-held company without readily determinable fair value. The Group assess that the carrying amount of investments of Cheche Cayman to approximate its fair value at initial recognition, and there has been no impairment for the year ended December 31, 2019.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3)	Acquisitions, disposals and reorganization (Continued)

Disposal of subsidiaries in 2017 (Continued)

e.	Disposal of Fanhua Times Sales & Service Co., Ltd. and its subsidiaries (Continued)

The Company used the Black-Scholes valuation model in determining the fair value of embedded conversion option, which requires the input of highly subjective assumptions, including the expected life of the conversion option, stock price volatility, dividend yield rate and risk-free interest rate. The assumption used in determining the fair value of the embedded conversion option on December 31, 2018 and the conversion date, or October 10, 2019, were as follows:

Assumptions	December 31, 2018	October 10, 2019

Expected dividend yield (Note i)	0.00%	0.00%
Risk-free interest rate (Note ii)	2.48%	1.91%
Expected volatility (Note iii)	58.20%	47.19%
Expected life (Note iv)	1.8 years	0.03 years
Share price per ordinary share on valuation date	RMB1.00	RMB0.36

(i)	Expected dividend yield:

The expected dividend yield was estimated by the Company based on Cheche’s historical dividend policy.

(ii)	Risk-free interest rate:

Risk-free interest rate was estimated based on the 2-year and 1-year U.S. Government Bond yield as of each of the valuation date.

(iii)	Expected volatility:

As Cheche is a non-listed company, the Company adopted corresponding volatility with reference to its annualized standard deviation of the continuously compounded rate of return on the daily average adjusted share price as of the valuation date.

(iv)	Expected life:

The expected life was the contractual life of the option based on the agreement with Cheche.

f.	Disposal of Fanhua Bocheng Brokerage Limited (“Bocheng”)

In November 2017, the Group disposed of Bocheng to a third party for a total consideration of RMB46,582 and the consideration receivable was offset by the other payables to Bocheng. See supplemental disclosure of cash flow information for details. Prior to the disposal, the Group had a liability due to Bocheng in the amount of RMB103,446, which was settled in December 2017. The Group recognized loss of RMB904 on the disposal of this subsidiary, which was determined by the excess of the net book value of the subsidiary at the time of disposal over the sales consideration. As a result of this disposal, brokerage’s result of operations should be reclassified to discontinued operations. Brokerage segment is no longer valid as of December 31, 2017. And accordingly, the segment note disclosure to the prior year consolidated financial statements have been restated.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3)	Acquisitions, disposals and reorganization (Continued)

Disposal of subsidiaries in 2017 (Continued)

f.	Disposal of Fanhua Bocheng Brokerage Limited (“Bocheng”) (Continued)

The activities of the brokerage business were segregated and reported as discontinued operations in the consolidated statements of income and comprehensive income for 2017.

The following table presents a reconciliation of the major classes of line items constituting pretax from discontinued operations to after-tax profit reported in discontinued operations for the years ended December 31, 2017:

Year ended December 31, 2017
RMB
Results of discontinued operations:
Total net revenues	172,993
Total operating costs	(163,079)
Selling expenses	(190)
General and administrative expenses	(3,380)
Other income, net	40
Loss on disposal of discontinued operations	(904)
Income from discontinued operations before income taxes	5,480
Income taxes expense	—
Net income from discontinued operations, net of tax	5,480

Year ended December 31, 2017
RMB
Cash flow from discontinued operations:
Net cash generated from (used in) operating activities*	8,992
Net cash used in investing activities	—
Net cash generated from financing activities	—
Net cash increase (decrease) in cash and, cash equivalents, and restricted cash	8,992
Cash and cash equivalents and restricted cash at beginning of year	5,031
Cash and cash equivalents, and restricted cash at the disposal date	14,023
Cash and cash equivalents and restricted cash at end of year	—

*Including adjustment for the loss on disposal of discontinued operations in the amount of RMB904 in 2017.

As of respective closing date of each of these disposals in 2017, the Group has completed the closing procedures of all the above transactions and has effectively transferred its control of Bocheng to the respective buyers.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(4)	Other Receivables, net

Other receivables, net are analyzed as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Advances to staff (i)	10,036	9,578
Advances to entrepreneurial agents (ii)	1,362	3,523
Advances to a third party channel vendor (iii)	8,400	13,575
Rental deposits	12,580	14,333
Amount due from a third party (iv)	19,463	6,830
Amount due from payment platform	7,082	9,926
Other (v)	27,227	3,805
	86,150	61,570

(i)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

(ii)	This represented advances to entrepreneurial agents who provide services to the Group. The advances are used by agents to develop business. The advances were unsecured, interest-free and repayable on demand.

(iii)	This represented advances to a third-party channel vendor, which are unsecured, interest-free and repayable on demand.

(iv)	This represented the residual balance of uncollected cash consideration related to the disposal of P&C business. In 2019, the Group collected the full amount of the cash consideration. The balance of RMB6,830 as of December 31, 2019 represents the amount receivable from Cheche as a result of conversion of loan receivable, which is due in October 2020. See Note 3(e) for details.

(v)	This represented other miscellaneous receivables, receivable related to disposal of a subsidiary, advance payments to designated governmental authorities on behalf of our employees regarding statutory employee benefits and other deposits, etc. In August 2017, the Group disposed of the equity interests in Baosikang Information Technology (shenzhen) Co., Ltd. to a third party for a total cash consideration of RMB7,557 (US$1,099), of which nil and RMB7,557 was collected as of December 31, 2018 and 2019, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(5)	Property, Plant and Equipment

Property, plant and equipment, net, is comprised of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Building	12,317	12,317
Office equipment, furniture and fixtures	129,848	131,878
Motor vehicles	10,292	11,228
Leasehold improvements	14,284	24,386
Total	166,741	179,809
Less: Accumulated depreciation	(128,807)	(139,003)
Property, plant and equipment, net	37,934	40,806

No impairment for property, plant and equipment was recorded for the years ended December 31, 2017, 2018 and 2019.

(6)	Goodwill

The gross amount of goodwill and accumulated impairment losses by segment as of December 31, 2018 and 2019 are as follows:

	Agency segment	Claims Adjusting segment	Total
	RMB	RMB	RMB
Gross as of December 31, 2018 and 2019	131,977	21,137	153,114
Accumulated impairment loss as of December 31, 2018 and 2019	(22,108)	(21,137)	(43,245)
Net as of December 31, 2018	109,869	—	109,869
Net as of December 31, 2019	109,869	—	109,869

The Group performed the annual impairment analysis as of the balance sheet date. There has been no impairment loss recognized in goodwill for the years ended December 31, 2017, 2018 and 2019.

(7)	Investments in Affiliates

As of December 31, 2019, the Group’s investments accounted for under the equity method totaled RMB363,414 (as of December 31, 2018: RMB587,517).

Investment in CNFinance Holdings Limited (“CNFinance”)

In March 2018, in connection with the reorganization of Sincere Fame International Limited (“Sincere Fame”), the shareholders of Sincere Fame transferred all of their equity interests in Sincere Fame in exchange for the ordinary shares of CNFinance. As a result, CNFinance became the parent company of Sincere Fame and the Company owned 20.6% equity interests in CNFinance. The Company’s equity interest of CNFinance was diluted from 20.6% to 18.5% after CNFinance’s listing in New York Stock Exchange “NYSE” (symbol: CNF) on November 7, 2018. CNFinance is a leading home equity loan service provider incorporated in the Cayman Islands and based in Guangzhou, PRC. Investment in CNFinance is accounted for using the equity method as the Group has significant influence by the right to nominate one board members out of seven.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(7)	Investments in Affiliates (Continued)

Investment in CNFinance Holdings Limited (“CNFinance”) (Continued)

As of December 31, 2019, due to the continued decline in the share price of CNFinance, the Group recognized an other-than-temporary impairment of RMB322,655 to reduce the carrying value of the investment to RMB352,541.

Investment in Puyi Inc.

The Group accounted for the initial investment under the cost method before August 2018. In August of 2018, Puyi Inc. or Puyi, an exempted company incorporated under the laws of the Cayman Islands, which is also the ultimate holding company of Fanhua Puyi Fund Distribution Co., Ltd., or Fanhua Puyi” and Chengdu Puyi Bohui Information Technology Co., Ltd., or Puyi Bohui, started its process of an initial public offering (“IPO”) in the U.S. capital market. For the IPO purpose, Puyi and its subsidiaries have conducted certain equity reorganization transactions with the Group. As part of Puyi Inc’s reorganization, in September 2018, the Group transferred its shares in Fanhua Puyi to Puyi Bohui with the carrying amount of RMB10,028 in exchange for 4,033,600 Ordinary Shares of Puyi (“Puyi’s shares”), representing 4.8% of Puyi’s equity interest. No gain or loss on above transactions was recognized by the Group as management considered that the substance of this transaction is an exchange of shares as part of Puyi Inc’s reorganization, and the fair value of Puyi’s share is equivalent to the fair value of the Group’s original equity interests on Fanhua Puyi given up.

Puyi was subsequently listed on NASDAQ on March 29, 2018, and the Group’s equity was then diluted to 4.5% after its IPO. Puyi provides wealth management, corporate finance and asset management services in China. Since September 5, 2018, investment in Puyi has been accounted for using the equity method as the Group has obtained significant influence through the right to nominate one out of five board directors of Puyi. As of December 31, 2019, the fair value of Group’s equity interest determined based on Puyi’s ordinary shares market price was RMB117,005.

Investment in Teamhead Automobile

The Group holds 40% equity interest in Shanghai Teamhead Automobile through one of the Group’s claim adjusting subsidiaries. The affiliate is a PRC registered company that provides insurance surveyor and loss adjustors services.

During the years ended December 31, 2017, 2018 and 2019, the Group recognized its share of income of affiliates in the amount of RMB108,944 and RMB174,468 and RMB98,100 respectively. During the year ended December 31, 2019, the Group recognized an impairment of RMB322,655 on investment in CNFinance, to reflect a write-down to the fair value of the investment as measured by the closing market price of CNFinance’s ordinary share. During the years ended December 31, 2017, 2018 and 2019, the Group recognized its share of other comprehensive income of RMB1,263, and other comprehensive loss of RMB1,763, and RMB452, respectively.

Investments as of December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Teamhead Automobile	119	204
Puyi.	11,350	10,670
CNFinance	576,048	352,540
Total	587,517	363,414

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(7)	Investments in Affiliates (Continued)

The summarized financial information of equity method investees is illustrated as below:

	As of December 31,
	2018	2019
	RMB	RMB
Statements of Financial Position
Total assets	19,630,092	13,490,270
Total liabilities	16,339,829	9,510,013

	Year Ended December 31,
	2017	2018	2019
Results of operation	RMB	RMB	RMB
Income from operations	804,163	1,210,690	689,259
Net profit	529,524	907,724	520,539

(8)	Leases

The Group’s lease payments for office space leases include fixed rental payments and do not consist of any variable lease payments that depend on an index or a rate. As of December 31, 2019, there was no leases that have not yet commenced.

The following represents the aggregate ROU assets and related lease liabilities as of December 31, 2019:

As of December 31, 2019
RMB
Operating lease ROU assets	190,437
Current operating lease liability	79,986
Non-current operating lease liability	103,252
Total operating leased liabilities	183,238

The weighted average lease term and weighted average discount rate as of December 31, 2019 were as follows:

As of December 31, 2019
RMB
Weighted average lease term:
Operating leases	2.99
Weighted average discount rate:
Operating leases	4.78%

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(8)	Leases (Continued)

The components of lease expenses for the year 2019 were as follows:

As of December 31, 2019
RMB
Operating lease cost	77,406
Short term lease cost	15,148
Total	92,554

Supplemental cash flow information related to leases for the years ended December 31, 2019 were as follows:

As of December 31, 2019
RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	74,265
Supplemental noncash information:
Right-of-use assets obtained in exchange for lease obligations	78,344

Maturities of lease liabilities at December 31, 2019:

Minimum Lease Payment
RMB
Year ending December 31:
2020	87,333
2021	57,638
2022	32,358
2023	17,458
2024	7,270
Thereafter	2,473
Total remaining undiscounted lease payments	204,530
Less: Interest	(21,292)
Total present value of lease liabilities	183,238
Less: Current operating lease liability	(79,986)
Non-current operating lease liability	103,252

(9)	Variable Interest Entities (“VIE”)

(a)	VIEs related to operations

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

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(9)	Variable Interest Entities (“VIE”) (Continued)

(b)	VIEs related to the 521 Plan

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

The 521 Plan established a pool of 280 million ordinary shares (14 million ADS) available to benefit Participants. In establishing the ADS pool, the Group has:

●	through one of the 521 Plan Employee Companies, purchased 7.5 million ADS from Master Trend Limited (“Master Trend”) at US$29 per ADS from June to October 2018 with consideration amounted to RMB1,465,123. Master Trend is a company controlled by a principal shareholder, who is also one of the founders of the Group. The Group funded 90% of the purchase price with the remaining 10% funded by Participants;
●	repurchased 1,423,774 ADS from the open market from August to December 2018 at the average purchase price is US$25.52 per ADS, which have been transferred to Fanhua Employees Holdings Limited on January 10, 2019;
●	issued 101,524,520 ordinary shares (5,076,226 ADSs) at US$25.52 per ADS in January 2019 to the 521 Plan Employee Companies.

The Group set the 521 Plan subscription price at US$27.38 per ADS, which is the weighted average of the closing prices of the above mentioned repurchase and new share issuance transactions, but Participants initially deposited at 10% contribution of US$29 per share. The 10% subscription price contributed by Participants amounted to RMB8,184 and RMB138,328 as of December 31, 2018 and is recorded as current and non-current refundable share right deposits on the statement of financial position, respectively. Please see Note 16. The RMB8,184 represents excess contribution received from Participants, which have been fully refunded in April, 2019.

As of December 31, 2019, the Group had already transferred all the 280 million ordinary shares to the 521 Plan Employee Companies with an average price at US$27.38 per ADS. The 10% subscription price contributed by Participants amounted to RMB266,901 and is recorded as non-current refundable share right deposits on the statement of financial position.

Pursuant to the 521 Plan, the Group set up three companies which are Fanhua Employees Holdings Limited, Step Tall Limited and Treasure Chariot Limited (collectively the “521 Plan Employee Companies”) to hold the Group’s ordinary shares on behalf of the Participants of the 521 Plan. Each of the 521 Plan Employee Companies is a legal entity formed in the British Virgin Islands with a sole shareholder appointed by the Group. Each shareholder is either an employee, or a founder who is also a shareholder and director of the Group.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(9)	Variable Interest Entities (“VIE”) (Continued)

(b)	VIEs related to the 521 Plan (Continued)

The 521 Plan Employee Companies were established by the Group to facilitate the adoption of its 521 Plan. The Group’s ordinary shares are the only significant assets held by the 521 Plan Employee Companies, which serve as collaterals to the loans issued by the Group to the Participants during the vesting period. Given the only substantial recourse to the loans issued by the Group are the ordinary shares, changes (principally decreases) in the value of the ordinary shares held by the 521 Plan Employee Companies will be indirectly absorbed by the Group and the Group has potential exposure to the economics of the 521 Plan Employee Companies. Therefore, the Group has variable interests in the 521 Plan Employee Companies during the vesting period. Since none of the 521 Plan Employee Companies’ equity investors have the obligation to absorb the expected losses or the right to receive the expected residual returns of the ADS which will be indirectly absorbed by the Group or the Participants as described in the various vesting scenarios in Note 19(b), the 521 Plan Employee Companies are deemed to be VIEs of the Group.

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

The following is a summary of the contractual agreements that the Group entered into relating to the 521 Plan:

●	Loan, trust and shares pledge agreements

The nature and structure of the 521 Plan Employee Companies is that they are investment vehicle companies holding the Company’s shares on behalf of the Participants for the purpose of the 521 Plan. Loan agreements and entrusted share purchase agreements were signed among our wholly-owned subsidiary CISG Holdings Ltd., the 521 Plan Employee Companies and each of the Participants. To effect the 521 Plan, Participants agreed to pay 10% of the subscription price and executed a loan agreement with the Group for a loan representing 90% of the subscription price of the ordinary shares under the 521 Plan. Participants executed an entrusted share purchase agreement with one of the 521 Employee Companies whereby the 521 Plan Employee Company will legally hold the ordinary shares on behalf of the Participants. As of December 31, 2018 and 2019, the loan agreements provide a total of US$184,815 and US$344,988, respectively, in loans to the VIEs and Participants of the 521 Plan with the sole purpose of providing funds necessary for the purchase of the Group’s ordinary shares under the 521 Plan. All the ordinary shares are pledged as collateral to the Group for the loans and are not yet vested, the Participants cannot direct the sale of the ordinary shares without the consent of the Group until the ordinary shares are fully vested in accordance with the 521 Plan’s agreed target performance. The loan agreement and the entrusted share purchase agreement shall terminate after five year or upon termination of agency relationship and employment relationship or the settlement of the loan, whichever comes first.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(9)	Variable Interest Entities (“VIE”) (Continued)

(b)	VIEs related to the 521 Plan (Continued)

●	Letter of Undertaking

The sole director and sole shareholder of each of the 521 Plan Employee Companies is either a significant shareholder and director, or an employee of the Group, who have executed powers of attorney on behalf of the Group. Under the power of attorney, they will follow, without any conditions, the Group’s instructions to manage all the activities of each of the 521 Plan Employee Companies. In addition, the Group can replace the sole director and shareholder of each of the 521 Plan Employee Companies to another designated party at it discretion.

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

Summarized below is the information related to the VIE’s assets and liabilities reported in the Company’s consolidated financial position after inter group elimination as of December 31, 2018 and 2019, respectively:

	As of December 31,
	2018	2019
	RMB	RMB
Total assets	—	—
Total liabilities	146,512	266,901

The VIEs are related to the 521 Plan as explained above, which did not have any operation or cash flows activities during 2018 and 2019.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(10)	Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of December 31,
	2018	2019
	RMB	RMB

Business and other tax payables	70,237	72,998
Refundable deposits from employees and agents	26,790	23,478
Refundable share rights deposits (Note 9(b))	8,184	—
Professional fees	17,105	13,958
Accrued expenses to third parties	42,324	22,610
Payables for addition of office equipment, furniture and fixtures	8,618	—
Contributions from members of eHuzhu mutual aid program	62,459	76,765
Others	19,107	10,481
	254,824	220,290

(11)	Employee Benefit Plans

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

For the years ended December 31, 2017, 2018 and 2019, the Group contributed and accrued RMB66,370, RMB74,179 and RMB90,438, respectively.

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

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first 2,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2,000 will be taxed at 16.5%.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the years ended December 31, 2017, and 8.25% for the years ended December 31, 2018 and 2019.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(12)	Income Taxes (Continued)

Pursuant to the relevant laws and regulations in the PRC, Ying Si Kang Information Technology (Shenzhen) Co., Ltd. (“Ying Si Kang”) and Shenzhen Huazhong United Technology Co., Ltd. (“Shenzhen Huazhong”), subsidiaries of the Group, was regarded as a software company and thus exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Ying Si Kang, year 2014 was the first profit-making year and accordingly it has made a 12.5% tax provision for its profits for the years ended December 31, 2016, 2017 and 2018. For Shenzhen Huazhong, year 2017 was the first profit-making year and accordingly it has made a 12.5% tax provision for its profits for the year ended December 31, 2019.

Pursuant to the Circular on Issues Regarding Tax-related Preferential Policies for Further Implementation of Western Development Strategy jointly issued by the State Ministry of Finance, General Administration of Customs, China and State Administration for Taxation, enterprises located in the western China regions that fall into the encouraged industries are entitled to 15% EIT preferential tax treatment from January 1, 2011 to December 31, 2020. In September 2018, Fanhua Lianxing Insurance Sales Co., Ltd. (“Lianxing”), the Group’s wholly-owned subsidiary, which is the holding entity of our life insurance operations, were relocated to Tianfu New Area, Sichuan province. Lianxing was entitled to a preferential tax rate of 15% from September 1, 2018 to December 31, 2020 as it was classified as encouraged enterprises in the western region in an industry sector encouraged by the PRC government. Tibet Zhuli Investment Co. Ltd. (“Tibet Zhuli”), our wholly-owned subsidiary, was entitled to a preferential tax rate of 9% for the period from January 1, 2015 to December 31, 2017 and 15% for the years ended December 31, 2018 and 2019, as it was established with approval in an economy development zone in the PRC before January 1, 2018.

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

One of the Group’s wholly owned subsidiaries, CNinsure Holdings Limited, was determined by Hong Kong Taxation Bureau to be a Hong Kong resident enterprise in July 2018. The Hong Kong resident certificate was valid for the each of the 3 years in the period ended December 31, 2019, which was issued by the Hong Kong Inland Revenue Department. CNinsure Holdings Limited qualified a Hong Kong resident certificate and was entitled to enjoy a reduced tax rate of 5% for the dividends paid by PRC subsidiaries for the year ended December 31, 2019 under Bulletin [2018] No. 9 (e.g. beneficial ownership, shareholding percentage and holding period).

The Group accounts for uncertain income tax positions by prescribing a minimum recognition threshold in the financial statements.

The movements of unrecognized tax benefits are as follows:

RMB
Balance as of January 1, 2017	72,778
Change in unrecognized tax benefits	—
Gross increase in tax positions	(2,428)
Balance as of December 31, 2017	70,350
Change in unrecognized tax benefits	—
Gross increase in tax positions	—
Balance as of December 31, 2018	70,350
Change in unrecognized tax benefits	—
Gross decrease in tax positions	—
Balance as of December 31, 2019	70,350

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(12)	Income Taxes (Continued)

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Group’s consolidated financial statements as of December 31, 2018 and 2019. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Group’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

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

Income tax expenses are comprised of the following:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current tax expense	158,291	243,330	139,549
Deferred tax (income) expense	9,512	(18,744)	4,267
Income tax expense	167,803	224,586	143,816

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Non-current deferred tax assets:
Operating loss carryforward	35,686	40,498
Intangible assets, net	6,129	5,311
Less: valuation allowances	(32,495)	(38,482)
Total	9,320	7,327
Non-current deferred tax liabilities:
Intangible assets, net	122	—
Dividend withholding taxes	5,502	7,898
Total	5,624	7,898

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided RMB32,495 and RMB38,482 valuation allowance for the years ended December 31, 2018 and 2019, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(12)	Income Taxes (Continued)

The Group had total operating loss carry-forwards of RMB142,745 and RMB162,704 as of December 31, 2018 and 2019, respectively. As of December 31, 2019, the operating loss carry-forwards of RMB9,576, RMB15,323, RMB41,224, RMB55,890 and RMB40,691, are to expire during the years ending December 31, 2020, 2021, 2022, 2023, and 2024, respectively. During the years ended December 31, 2017, 2018 and 2019, RMB13,284, RMB16,288 and RMB6,060, respectively, of tax loss carried forward has been expired and canceled.

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Income from continuing operations before income taxes, share of income of affiliates and discontinued operations	505,095	667,213	560,925
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	126,274	166,803	140,231
Expenses not deductible for tax purposes:
Entertainment	1,411	1,358	2,516
Effect of tax holidays on concessionary rates granted to PRC subsidiaries	(826)	(8,307)	(36,527)
Other	19,689	1,079	730
Tax exemption and tax relief:
Change in valuation allowance	578	6,583	5,987
Uncertain tax provisions	(2,428)	—	—
Deferred income tax for dividend distribution	16,800	53,702	49,267
Other	6,305	3,368	(18,388)
Income tax expense	167,803	224,586	143,816

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately RMB826, RMB8,307 and RMB36,527 for the years ended December 31, 2017, 2018 and 2019, respectively. Without such exemption, the Group’s basic net profit per share for the years ended December 31, 2017, 2018 and 2019 would have been decreased by RMB0.00, RMB0.01 and RMB0.03, and diluted net profit per share for the years ended December 31, 2017, 2018 and 2019 would have been decreased by RMB0.00, RMB0.01 and RMB0.03, respectively.

If the entities were to be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%, whereas in the case of dividends paid by PRC subsidiaries which are 25% or more directly owned by tax residents in the Hong Kong Special Administrative Region, the withholding tax would be 5%. The Group’s subsidiary, CNinsure Holdings Limited qualified as Hong Kong resident for the each of the 3 years in the period ended December 31, 2019 and was entitled to enjoy 5% reduced tax rate under Bulletin [2018] No. 9 for the years ended December 31, 2017, 2018 and 2019, respectively.

Aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution to the Group of approximately RMB1,441,628 and RMB1,303,923 as of December 31, 2018 and 2019 respectively, are considered to be indefinitely reinvested. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred tax liability in respect of those undistributed earnings of approximately RMB66,580 and RMB65,196, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(12)	Income Taxes (Continued)

During the years ended 2018 and 2019, the Group has provided RMB53,702 and RMB49,267, respectively, deferred income tax for the declared dividend distribution based on a 5% withholding tax rate.

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

(13)	Capital Structure

On January 10, 2019, the Company had granted an additional 6.5 million ADS (equivalent of 130,000,000 ordinary shares) at US$25.6 per ADS (equivalent of US$1.28 per ordinary share) to the Participants, of which the 1,423,774 ADS was repurchased from open market during 2018 and was held by the Company as treasury shares as of December 31, 2018. Pursuant to the Company’s 521 Plan, 280,000,000 ordinary shares had been purchased by 521 Plan Employee Companies at the weighted average price of US$1.37 per ordinary share and 178,475,480 shares of which were recorded as treasury shares as of December 31, 2018 and 2019.

During 2019, the Company has purchased and cancelled an aggregate of 2,511,191 ADSs (equivalent of 50,223,820 ordinary shares), representing 4.7% of the total shares outstanding as of December 31, 2019, at an average price of approximately US$28.2 per ADS for a total amount of approximately RMB484,015 (US$69,525), under its share buyback program to repurchase up to US$200 million ADSs by December 31, 2019, as previously announced by its board of directors in March 2019.

During 2019, the Company issued 640,000 new shares for the exercise of options, representing 0.1% of the total shares outstanding as of December 31, 2019.

During 2018, the Company repurchased 1,423,774 ADS (equivalent of 28,475,480 ordinary shares) on the open market and 7.5 million ADS (equivalent of 150,000,000 shares) from Master Trend Limited to execute the 521 Plan in 2018, for an accumulated cash consideration of RMB1,716,343, representing 2.19% and 11.52% of the total shares outstanding as of December 31, 2018 respectively. Master Trend Limited is an investment vehicle company beneficially owned by Mr. Qiuping Lai, co-founder and former president of the Group who has retired from the Company in March 2016.

During 2018, the Company issued 1,760,000 new shares for the exercise of options, representing 0.16% of the total shares outstanding as of December 31, 2018.

During 2017, the Company issued 69,118,158 new shares for the exercise of options, representing 5.32% of the total shares outstanding as of December 31, 2017.

On April 6, 2017, the Company announced that it entered into a share purchase agreement with Fosun Industrial Holdings Limited (“Fosun”), a wholly-owned subsidiary of Fosun International Limited (00656.HK) for a private placement of 66,000,000 ordinary shares (equivalent to 3,300,000 ADS) of the Company, at purchase price of US$0.44185 per ordinary share equivalent to US$8.837 per ADS, for a total investment of US$29,162. The purchase price represented the average closing price of the past 20 trading days prior to the signing of the share purchase agreement between Fosun and the Company on March 29, 2017. Fosun held 5.08% of the total shares outstanding of the Company as of December 31, 2017 and its purchased shares were subject to a contractual one-year lock-up.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(14)	Net Income per Share

The computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Basic:
Net income from continuing operations	446,236	617,095	192,554
Net income from discontinued operations	5,480	—	—
Net income	451,716	617,095	192,554
Less: Net income attributable to the noncontrolling interests	2,488	7,180	3,622
Net income attributable to the Company’s shareholders	449,228	609,915	188,932
Weighted average number of ordinary shares outstanding	1,231,698,725	1,239,264,464	1,092,601,338
Basic net income from continuing operations per ordinary share	0.36	0.49	0.17
Basic net income from discontinued operations per ordinary share	0.00	0.00	0.00
Basic net income per ordinary share	0.36	0.49	0.17
Basic net income from continuing operations per ADS	7.20	9.84	3.46
Basic net income from discontinued operations per ADS	0.09	0.00	0.00
Basic net income per ADS	7.29	9.84	3.46

Diluted:
Net income from continuing operations	446,236	617,095	192,554
Net income from discontinued operations	5,480	—	—
Net income	451,716	617,095	192,554
Less: Net income attributable to the noncontrolling interests	2,488	7,180	3,622
Net income attributable to the Company’s shareholders	449,228	609,915	188,932
Weighted average number of ordinary shares outstanding	1,231,698,725	1,239,264,464	1,092,601,338
Weighted average number of dilutive potential ordinary shares from share options	29,524,324	1,589,570	628,098
Total	1,261,223,049	1,240,854,034	1,093,229,436
Diluted net income from continuing operations per ordinary share	0.36	0.49	0.17
Diluted net income from discontinued operations per ordinary share	0.00	0.00	0.00
Diluted net income per ordinary share	0.36	0.49	0.17
Diluted net income from continuing operations per ADS	7.20	9.83	3.46
Diluted net income from discontinued operations per ADS	0.09	0.00	0.00
Diluted net income per ADS	7.29	9.83	3.46

The shares subscribed by Participants under the 521 Plan is record as treasury shares and excluded from the computation of basic and diluted income per ordinary share during the year ended December 31, 2018 and 2019. Further, the contingently issuable shares subject to the 521 Plan will be excluded from basic income per ordinary share and diluted earnings per share until all the performance conditions have been satisfied.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(15)	Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2018 and 2019. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There are no appropriations to reserves by the Company other than the Group’s subsidiaries and VIEs in the PRC during the periods presented. The accumulated amounts contributed to the statutory reserves were RMB480,881 and RMB508,739 as of December 31, 2018 and 2019, respectively.

(16)	Related-party Balances and Transactions

The principal related-party balances as of December 31, 2018 and 2019, and transactions for the years ended December 31, 2017, 2018 and 2019 are as follows:

(i) The Group advanced a short-term loan with a principal amount of RMB50,000 to Shenzhen Baoying Factoring Co., Ltd. (“Shenzhen Baoying”) in August 2018, which was controlled by Puyi, the Group’s affiliate. The amounts is unsecured, bearing interest at 8.5% per annum and are repayable after 6 months from the date of the agreement. The principal and interest of the loan have been received on November 2018. Interest income from loan receivable from Shenzhen Baoying for 2018 is RMB989.

The Group charged CNFinance interest income of RMB8,714, nil and nil for loans receivable for the years ended December 31, 2017, 2018 and 2019, respectively. The Group invested in senior units of structure fund issued by CNFinance with a principal amount of RMB138,000 and recognized investment income of RMB610 during the year 2018. The principal and investment income have been received before July 2018.

In 2018 and 2019, one of the Group’s subsidiaries purchased certain wealth management products offered by an online peer-to-peer (“P2P”) lending platform, which is considered to be a related party as the legal representative of the company that operates the P2P platform is a relative to Mr. Yinan Hu, the Group’s co-founder and director. The wealth management products purchased on the platform by the subsidiary bear interests at 7.3% with terms of 90 days. Principal and interests are payable upon maturity of those products or on a quarterly basis. As of December 31, 2018, the value of the outstanding wealth management products recorded as short term investments in the consolidated statements of financial position was RMB15,000 and no investment income has been recognized before maturity. As of December 31, 2019, these wealth management products were matured. The principal of RMB15,000 and interests of RMB360 recorded as investment income in the consolidated statements of income have been received in 2019. There was no balance outstanding as of December 31, 2019 with regard to such products.

(ii) During 2018, the Group has repurchased a total of 7.5 million of the Company’s outstanding ADS (equivalent of 150,000,000 ordinary shares) from Master Trend at US$29.0 per ADS (equivalent to US$1.45 per ordinary share), representing the average closing price of the 30 trading days prior to the Group’s Board approval on June 14, 2018. In form of loan to the 521 plan’s participants, the Group had paid RMB1,318,611 as 90% of shares purchase consideration to Master Trend during 2018. The remaining 10% in the amount of RMB146,512 was paid by the 521 Plan’s Participants directly to Master Trend, in which the Group recorded RMB8,184 and RMB138,328 as current and non-current refundable share right deposits on the statement of financial position as of December 31, 2018, respectively.

Master Trend is beneficially owned by Mr. Qiuping Lai and Master Trend was then a related party because it was a principal owners of the Group at the time of the repurchase. Master Trend still held 4.3% ordinary shares of the Group as of October 10, 2018, upon the Group’s completion of its repurchase transactions of 7.5 million ADS.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(17)	Commitments and Contingencies

(i) See Note 8 for the Company’s commitments for future minimum lease payments under operating leases.

(ii) On March 2, 2020, the U.S. District Court for the Southern District of New York has granted in its entirety the Company’s motion to dismiss the class action lawsuit originally filed on September 7, 2018 against the Group and three of its current or former executive officers and closed the case on March 12, 2020. Given the class action lawsuit has been closed with the court’s dismissal of the plaintiff’s complaints, the uncertainty about management’s assessment of financial reporting impact has been resolved and the management determined that no contingent liability is to be incurred.

(18)	Concentrations of Credit Risk

Concentration risks

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Year ended December 31,
	2017	% of sales	2018	% of sales	2019	% of sales
	RMB		RMB		RMB

Huaxia Life Insurance Company Limited (“Huaxia”)	990,865	24.2%	1,100,027	31.7%	882,539	23.8%
AEON Life Insurance Company, Ltd (“AEON”).	*	*	453,120	13.1%	677,707	18.3%
Sinatay Life Insurance Company, Ltd (“Sinatay”)	*	*	*	*	595,600	16.1%
Tianan Life Insurance Company Limited (“Tianan”)	913,456	22.3%	704,933	20.3%	447,430	12.1%
	1,904,321	46.5%	2,258,080	65.1%	2,603,276	70.3%

*	represented less than 10% of total net revenues as of the year.

Details of the customers which accounted for 10% or more of gross accounts receivable are as follows:

	As of December 31,
	2018	%	2019	%
	RMB		RMB
Huaxia	161,908	31.8%	213,851	30.4%
Sinatay	*	*	100,872	14.4%
Tianan	75,777	14.9%	*	*
AEON	74,538	14.7%	*	*
	312,223	61.4%	314,723	44.8%

*	represented less than 10% of accounts receivable as of the year end.

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents and short investments with financial institutions with high-credit ratings and quality.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(19)	Share-based Compensation

(a)	2012 Option G

On March 12, 2012, the Company granted options (“2012 Options G”) to its directors and employees to purchase up to 92,845,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options shall vest over a five-year service period from 2012 to 2016. The expiration date of the 2012 Options is March 12, 2022. The 2012 Options G had an exercise price of US$0.30 (RMB1.90) and an intrinsic value of US$0.04 (RMB0.26) per ordinary share, except for the 3,200,000 options granted to the two independent directors which had an exercise price of US$0.31 (RMB1.98) and an intrinsic value of US$0.03(RMB0.17) per ordinary share. The exercise price for Option G was later modified to US$0.001 (RMB0.006) and the number of shares are reduced by half with no incremental cost as a result of such option modification in November 2014. The fair value of the options was determined by using the Black-Scholes option pricing model.

For the years ended December 31, 2017, 2018 and 2019, share-based compensation expenses of nil were recognized in connection with the 2012 Options G, respectively. During the year ended December 31, 2019, 640,000 shares of 2012 Options G had been exercised. During the years ended December 31, 2017, 2018 and 2019, 400,000, nil and nil shares of 2012 Options G, respectively, were forfeited due to employee resignations. No share-based compensation expense related to the forfeited options was recognized.

For each of the three years ended December 31, 2017, 2018 and 2019, changes in the status of total outstanding options, were as follows:

	Number of options	Weighted average exercise price in RMB	Aggregate Intrinsic Value RMB
Outstanding as of January 1, 2017	72,318,158	0.92	141,274
Exercised	(69,118,158)	0.96
Forfeited	(400,000)	0.01
Outstanding as of December 31, 2017	2,800,000	1.17	16,422
Exercised	(1,760,000)	0.01
Forfeited	—	—
Outstanding as of December 31, 2018	1,040,000	0.01	7,841
Exercised	(640,000)	0.01
Forfeited	—	—
Outstanding as of December 31, 2019	400,000	0.01	3,613
Exercisable as of December 31, 2019	400,000	0.01	3,613

As of December 31, 2019, all of the above options were fully vested.

The following table summarizes information about the Company’s share option plans for the years ended December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Weighted-average grant-date fair value per share of options granted	—	—	—
Total intrinsic value of options exercised	270,419	16,884	5,703
Total fair value of share options vested	—	—	—

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(19)	Share-based Compensation (Continued)

(a)	2012 Option G (Continued)

The following table summarizes information about the Company’s stock option plans as of December 31, 2019:

	Options outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise price in RMB	Options Exercisable

2012 Options G	400,000	2.25	0.01	400,000

(b)	The 521 Plan

In-substance recourse loans and option grants

As disclosed in Note 9, the 521 Plan was designed to incentivize the Participants, 90% of the subscription price of the shares under the 521 Plan shall be settled by the Group through in-substance nonrecourse loans with interest at a rate of 8% to the Participants. While the remaining 10% is contributed by the Participants. The loan is repayable by the Participants upon the earlier of the expiry date of the 521 Plan, termination of employment or the agency contract or within five years.

Given the consideration received from the employee consists of an in-substance nonrecourse loans, the award is, accounted for as an option until the note is repaid. In addition to the underlying shares which are collaterals to the loans, the Group also has legal recourse to the Participants’ personal assets until the loans and interests are paid in full. However, the Group considers these loans to be in-substance nonrecourse loans due to the uncertainty of the Group’s ability to recover sufficient assets from the Participants to justify the recourse nature of the loan. In accordance of ASC 718, the rights and obligations embodied in a transfer of equity shares to Participants for loans that provides no recourse, other than the shares, to other assets of the employee are substantially the same as those embodied in a grant of share options. Accordingly, the 521 Plan is accounted for as grant of share options. The principal and interest are included as part of the exercise price of the “option” (therefore, no interest income is recognized). Substantively, each share under the 521 Plan is an option to purchase a fixed number of share at a strike price per ADS equal to the subscription price (i.e., the exercise price) of US$27.38 per ADS increasing over time as interest accrues on the loan, offset by any dividends declared on the share. Further, because the shares sold on a nonrecourse basis are accounted for as options, the note and the shares are not recorded. Rather, compensation cost is recognized over any requisite service period, with an offsetting credit to additional paid-in capital (“APIC”). Periodic principal and interest payments, if any, are treated as deposits.

Refundable share right deposits are recorded as a liability until the note is paid off, at which time the deposit balance is transferred to APIC. Nonrefundable deposits are immediately recorded as a credit to APIC as payments are received.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(19)	Share-based Compensation (Continued)

(b)	The 521 Plan (Continued)

Vesting conditions:

Vesting, Forfeiture, and Settlement Terms:

The Participants’ rights to ownership benefits of the shares are subject to the Participants’ achievement of service and performance vesting conditions. Each award agreement contains a condition for service from January 1, 2019 through December 31, 2023 (which coincides with loan maturity date) as well as individually determined performance conditions based on cumulative sales over the service period. Participants must achieve both the service and performance conditions for their shares to fully vest at the end of the loan maturity date, otherwise the share appreciation profits at the end of the vesting period, if any, after principals and accrued interests of the loans are fully repaid to the Group, will be either fully retained or partially retained by the Group. On November 15, 2019, the Board of Directors of the Company approved an exemption of the first-year performance condition for all Participants under the 521 Plan.

Under these vesting and profit distribution arrangements, the Group can be required to settle the option or similar instrument by transferring cash, representing a noncontingent cash settlement feature which requires the 521 awards to be liability classified.

Option modification

In November 2019, the Board of Directors and Compensation Committee approved a modification of the settlement terms of the 521 Plan from cash settlement to net share settlement of vested ADS options. Under the amended award agreement, the Group will settle the vested ADS option with shares of the Group at a value equal to the excess of the settlement date fair value of the ADS over the loan principal plus interest. If the ADS depreciated or have not appreciated sufficiently to repay the loan principal and interest, the outstanding loan balance (if any) shall be otherwise negotiated and determined by the Group and the Participants. The modification result in a change of awards’ classification from liability to equity. Other terms of the options grants remain unchanged.

The modified award was accounted for as an equity award going forward from the date of modification with a fair value measured on the modification date on a straight-line basis over the remaining requisite service period. The Group compared the fair value of the options granted immediately before the modification to the fair value of the modified award and there is no change in the fair value at the modification date. Therefore, at the modification date, the Company reclassified the amounts previously recorded as a share-based compensation liability as a component of equity in the form of a credit to additional paid-in capital.

At the modification date on November 18, 2019, the Company used the Black-Scholes valuation model in determining the fair value of the options granted, which requires the input of certain assumptions, including the expected life of the stock option, stock price volatility, dividend rate and risk-free interest rate. The assumption used in determining the fair value of the options on the modification date were as follows:

Assumptions	November 18, 2019

Expected dividend yield (Note i)		3.00%
Risk-free interest rate (Note ii)		1.61%
Expected volatility (Note iii)		50.25%
Expected life (Note iv)		4.12 years
Share price per ordinary share on valuation date	US$	26.64

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(19)	Share-based Compensation (Continued)

(b)	The 521 Plan (Continued)

Option modification (Continued)

(i)	Expected dividend yield:

The expected dividend yield was estimated by the Company based on its historical dividend policy.

(ii)	Risk-free interest rate:

Risk-free interest rate was estimated based on the 5-year US Government Bond yield as of the valuation date.

(iii)	Expected volatility:

The volatility of the underlying ordinary shares was estimated based on the annualized standard deviation of the continuously compounded rate of return on the daily average adjusted share price of the Group as of the Valuation Date.

(iv)	Expected life:

The expected life was the contractual life of the 521 plan.

As of December 31, 2019, the Group had reserved 280,000,000 ordinary shares available to be granted as share-based awards under the 521 Plan. The 521 Plan is generally scheduled to be vested over five years. 150,000,000 ordinary shares were granted on December 31, 2019 and the rest has been granted on January 10, 2019 subsequently. The Group estimates the forfeiture rate for both independent agents and employees to be nil for 2019.

For the years ended December 31, 2019, changes in the status of total outstanding options under 521 Plan, was as follows:

	Number of options	Weighted average exercise price in US$	Weighted average remaining contractual life (Years)	Aggregate Intrinsic Value RMB
Outstanding as of January 1, 2018	—	—	—	—
Granted	150,000,000	1.5	5.00	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding as of December 31, 2018	150,000,000	1.5	5.00	—
Granted	130,000,000	1.3	5.00	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding as of December 31, 2019	280,000,000	1.4	4.00	—

For the year ended December 31, 2018 and 2019, the Company recognized nil and RMB393 share-based compensation expense related to the 521 plan, respectively. As of December 31, 2019, there was RMB1,573 unrecognized share-based compensation expense related to unvested share options granted to the 521 plan’s participants.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(20)	Treasury Stock

During the year 2019, a total of 50,223,820 ordinary shares (2,511,191 ADSs) have been repurchased from the open market under the Company’s share buyback program at an average price of approximately US$28.2 per ADS and cancelled during the year. The Company was entitled to repurchase up to US$200,000 by December 31, 2019 under this program, and an aggregate of 2,511,191 ADSs for a total of approximately US$69,525 has been repurchased under the program as of December 31, 2019.

During the year 2018, a total of 178,475,480 ordinary shares, comprising 28,475,480 ordinary shares has been repurchased from the open market and 150,000,000 ordinary shares has been purchased from Master Trend, a related party of the Group at the time of the transaction. The shares were repurchased from Master Trend at US$29 per ADS, representing the average closing price of the 30 trading days prior to the Board approval date of June 14, 2018. The Company accounts for repurchased ordinary shares under the par value method and includes such treasury stock as a component of the shareholders’ equity. The ordinary shares subject to the 521 Plan are considered contingently issuable. Refer to Note 9 for details of the 521 Plan.

There was no repurchase of ordinary shares by the Group during the years ended December 31, 2017.

(21)	Restricted Net Assets

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. As of December 31, 2018 and 2019, the Company had restricted net assets of RMB1,382,574 and RMB1,410,432 (including nil and nil restricted share capital and statutory reserves of the VIEs), respectively, which were not eligible to be distributed. These amounts were comprised of the registered capital of the Company’s PRC subsidiaries and the statutory reserves disclosed in Note 15.

(22)	Segment Reporting

As of December 31, 2019, the Group operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

The following table shows the Group’s operations by business segment for the years ended December 31, 2017, 2018 and 2019. Other includes revenue and expenses that are not allocated to reportable segments and corporate related items.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(22)	Segment Reporting (Continued)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net revenues
Agency	3,780,217	3,143,873	3,335,397	479,100
Claims Adjusting	308,256	327,390	370,606	53,234
Total net revenues	4,088,473	3,471,263	3,706,003	532,334
Operating costs and expenses
Agency	(3,408,499)	(2,614,593)	(2,797,651)	(401,857)
Claims Adjusting	(308,321)	(316,899)	(361,474)	(51,923)
Other	(98,517)	(114,028)	(77,515)	(11,134)
Total operating costs and expenses	(3,815,337)	(3,045,520)	(3,236,640)	(464,914)
Income (loss) from operations
Agency	371,718	529,280	537,746	77,243
Claims Adjusting	(65)	10,491	9,132	1,311
Other	(98,517)	(114,028)	(77,515)	(11,134)
Income (loss) from operations	273,136	425,743	469,363	67,420

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Segment assets
Agency	816,596	1,133,121	162,763
Claims Adjusting	266,077	276,885	39,772
Other	2,783,938	2,030,837	291,711
Total assets	3,866,611	3,440,843	494,246

Substantially all of the Group’s revenues for the three years ended December 31, 2017, 2018 and 2019 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(23)	Subsequent events

(i) On March 18, 2020, the Group’s Board of Directors declared a quarterly dividend of US$0.015 per ordinary share, or US$0.30 per ADS for the fourth quarter of 2019. The dividend will be paid to shareholders of record on April 2, 2020.

Based on our expectation on operating income for 2020, on March 18, 2020, the Group announced that its Board of Directors has approved the management’s proposal for annual dividend of US$1.0 per ADS, or US$0.05 per ordinary share for the fiscal year of 2020. The dividend will be paid on a quarterly basis, with US$0.25 per ADS, or US$0.0125 per ordinary share, payable in each of the next four quarters.

(ii) Along with the outbreak of the recent coronavirus disease 2019 (“COVID-19”) in late January 2020, the Chinese government has implemented various precautionary measures to contain the spread of the COVID-19, such as extending the Chinese New Year Holiday into February 2020, quarantines, travel restrictions, suspending transportation and banning gatherings. Our business operations rely heavily on the efforts of individual sales agents and claims adjustors in a way of face-to-face interactions with the general public or policy holders. Although we have moved all training and marketing activities online to mitigate the impact, we have seen disruption in our sales activities to a certain extent, which is expected to have an adverse effect on our operation results of 2020. Given the pandemic of COVID-19 has the potential to cause significant operational disruptions on China’s macroeconomy and is expected to adversely affect a variety of industries, including the financial markets, the value of the Group’s short term investments are susceptible to the potential adverse impact related to COVID-19.

The extent to which COVID-19 will impact the Group’s financial position, results of operations and cash flows will depend on future developments, which are highly uncertain and cannot be reasonably predicted, including, among others, the duration of the outbreak, new information which may emerge concerning the severity of COVID-19 and the actions, especially those taken by governmental authorities, to contain or treat its impact. Accordingly, an estimate of the impact cannot be made at this time.

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

Statements of Financial Position

(In thousands, except for shares and per share data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	366,862	32,314	4,642
Short term investments	—	36,416	5,231
Other receivables and amounts due from subsidiaries and affiliates	1,119,686	1,378,556	198,017
Total current assets	1,486,548	1,447,286	207,890
Non-current assets:
Investment in subsidiaries	2,638,621	2,855,907	410,225
Investment in an affiliate	11,350	10,670	1,533
Total assets	4,136,519	4,313,863	619,648

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables and accrued expenses	1,337,039	1,330,068	191,052
Amounts due to subsidiaries	27,969	785,608	112,846
Non-current liabilities:
Refundable share rights deposits (Including refundable share rights deposits of the consolidated VIE of RMB138,328 and RMB266,901 as of December 31, 2018 and 2019, respectively)	138,328	266,901	38,338
Total liabilities	1,503,336	2,382,577	342,236
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued 1,301,915,084 and 1,252,367,264 shares, of which 1,123,475,604 and 1,073,891,784 shares were outstanding as of December 31, 2018 and 2019, respectively)	9,583	9,235	1,327
Treasury stock	(1,156)	(1,146)	(165)
Additional paid-in capital	437,176	393	56
Retained earnings	2,280,870	1,988,233	285,592
Accumulated other comprehensive loss	(93,290)	(65,429)	(9,398)
Total equity	2,633,183	1,931,286	277,412
Total liabilities and shareholders’ equity	4,136,519	4,313,863	619,648

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY—(Continued)

Statements of Income and Comprehensive Income

(In thousands)

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
General and administrative expenses	(4,435)	(6,973)	(6,480)	(931)
Selling expenses	—	—	(281)	(40)
Interest income	2,229	10,624	1,767	254
Equity in earnings of subsidiaries and an affiliate	451,434	606,264	193,926	27,856
Net Income attributable to the Company’s shareholders	449,228	609,915	188,932	27,139
Other comprehensive (loss) income:
Foreign currency translation adjustments	(10,664)	(10,194)	10,178	1,462
Unrealized net gains (loss) on available-for-sale investments	(632)	—	17,231	2,475
Share of other comprehensive gain (loss) of affiliates	1,263	(1,763)	452	65
Comprehensive income attributable to the Company’s shareholders	439,195	597,958	216,793	31,141

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)

Statements of Shareholders’ Equity

(In thousands, except for shares)

	Share Capital		Additional	Treasury Stock			Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Retained Earnings	Comprehensive Loss	Subscription Receivables	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	1,165,072,926	8,658	2,301,655	—	—	1,330,518	(65,844)	(288,135)	3,286,852
Net income	—	—	—	—	—	449,228	—	—	449,228
Foreign currency translation	—	—	—	—	—	—	(27,895)	17,231	(10,664)
Exercise of share options	69,118,158	458	64,488	—	—	—	—	—	64,946
Share-based compensation	—	—	—	—	—	—	—	—	—
Private placement	66,000,000	455	200,632	—	—	—	—	—	201,087
Subscription receipt	—	—	—	—	—	—	—	22,187	22,187
Distribution of dividend	—	—	(137,216)	—	—	—	—	—	(137,216)
Unrealized net loss on available-for-sale investments	—	—	—	—	—	—	(632)	—	(632)
Share of other comprehensive loss in affiliates	—	—	—	—	—	—	1,263	—	1,263
Balance as of December 31, 2017	1,300,191,084	9,571	2,429,559	—	—	1,779,746	(93,108)	(248,717)	3,877,051
Net income	—	—	—	—	—	609,915	—	—	609,915
Foreign currency translation	—	—	—	—	—	—	1,581	(11,775)	(10,194)
Exercise of share options	1,760,000	12	3,274	—	—	—	—	—	3,286
Repurchase of ordinary shares from shareholder	—	—	(1,464,163)	150,000,000	(960)	—	—	—	(1,465,123)
Repurchase of ordinary shares from open market	—	—	(251,024)	28,475,480	(196)	—	—	—	(251,220)
Subscription receipt	—	—	—	—	—	—	—	260,492	260,492
Distribution of dividend	—	—	(280,470)	—	—	(108,791)	—	—	(389,261)
Share of other comprehensive income of affiliates	—	—	—	—	—	—	(1,763)	—	(1,763)
Balance as of December 31, 2018	1,301,951,084	9,583	437,176	178,475,480	(1,156)	2,280,870	(93,290)	—	2,633,183
Net income	—	—	—	—	—	188,932	—	—	188,932
Foreign currency translation	—	—	—	—	—	—	10,178	—	10,178
Exercise of share options	640,000	4	—	—	—	—	—	—	4
Cancellation of ordinary shares	(50,223,820)	(352)	—	(50,223,820)	352	—	—	—	—
Repurchase of ordinary shares from open market	—	—	(437,176)	50,223,820	(342)	(46,497)	—	—	(484,015)
Share-based compensation	—	—	393	—	—	—	—	—	393
Distribution of dividend	—	—	—	—	—	(435,072)	—	—	(435,072)
Unrealized net gains on available-for-sale investments	—	—	—	—	—	—	17,231	—	17,231
Share of other comprehensive income of affiliates	—	—	—	—	—	—	452	—	452
Balance as of December 31, 2019	1,252,367,264	9,235	393	178,475,480	(1,146)	1,988,233	(65,429)	—	1,931,286
Balance as of December 31, 2019 in US$	1,252,367,264	1,327	56	178,475,480	(165)	285,592	(9,398)	—	277,412

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL STATEMENTS OF THE COMPANY — (Continued)

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	449,228	609,915	188,932	27,139
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and an affiliate	(451,434)	(606,264)	(193,926)	(27,856)
Compensation expenses associated with stock options	—	—	393	56
Changes in operating assets and liabilities:
Other receivables	(6,489)	10,644	(4)	(1)
Other payables	(5,693)	1,326,440	1,214	174
Net cash (used in) from operating activities	(14,388)	1,340,735	(3,391)	(488)
Cash flows (used in) generated from investing activities
Purchase of short-term investments	—	—	(178,371)	(25,620)
Changes in investment in subsidiaries and an affiliate	98,399	81,129	(6,623)	(952)
Advances to subsidiaries and affiliates	(38,609)	467,995	498,774	71,644
Proceeds from disposal of short-term investments	—	—	143,581	20,625
Decrease in advances to subsidiaries and affiliates	174,012	—	—	—
Net cash generated from investing activities	233,802	549,124	457,361	65,697
Cash flows generated from (used in ) financing activities:
Proceeds on exercise of stock options	64,946	3,286	4	1
Proceeds of employee and grantee subscriptions	22,187	211,054	111,304	15,988
Dividends paid	(137,216)	(326,725)	(435,072)	(62,494)
Repurchase of ordinary shares from open market	—	(251,220)	(484,015)	(69,525)
Repurchase of ordinary shares from shareholder	—	(1,318,611)	—	—
Net cash generated used in financing activities	(50,083)	(1,682,216)	(807,779)	(116,030)
Net increase (decrease) in cash and cash equivalents	169,331	207,643	(353,809)	(50,821)
Cash and cash equivalents and restricted cash at beginning of year	10,746	169,413	366,862	52,696
Effect of exchange rate changes on cash and cash equivalents	(10,664)	(10,194)	19,261	2,767
Cash and cash equivalents and restricted cash at end of year	169,413	366,862	32,314	4,642

FANHUA INC.

Note to Schedule 1

(In thousands, except for shares)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2019, RMB1,410,432 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company have been presented for the years ended December 31, 2017, 2018 and 2019.