Form 20-F
period 2020-12-31
FANHUA INC.
filed 2021-04-28
CIK 1413855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

1,073,891,784 ordinary shares, par value US$0.001 per share as of December 31, 2020

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

Yes ☐ No ☐

-i-

INTRODUCTION

In this annual report, unless the context otherwise requires:

●	“we,” “us,” “our company,” “our” or “Fanhua” refer to Fanhua Inc., formerly known as CNinsure Inc., its subsidiaries and consolidated affiliated entities, if applicable;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Taiwan, Hong Kong Special Administrative Region and Macau Special Administrative Region;

●	“provinces” of China refers to the 22 provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing), the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi), excluding, solely for the purpose of this annual report, Taiwan, Hong Kong Special Administrative Region and Macau Special Administrative Region;

●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

●	“ADSs” refers to our American depositary shares, each of which represents 20 ordinary shares;

●	all references to “RMB” or “Renminbi” are to the legal currency of China, all references to “US$” and “U.S. dollars” are to the legal currency of the United States and all references to “HK$” and “HK dollars” are to the legal currency of the Hong Kong Special Administrative Region;

●	“customer” refers to policyholder or our insurance company partner which we define as customer under ASC 606; and

●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

-ii-

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.	Selected Financial Data

The following selected consolidated statements of income data for the years ended December 31, 2018, 2019 and 2020 and the consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of income data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been derived from our consolidated financial statements, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

In November 2017, we disposed of Fanhua Bocheng Insurance Brokerage Co., Ltd., or Bocheng, which was the primary operating entity of our insurance brokerage segment. Accordingly, the insurance brokerage segment was accounted as discontinued operations. Consolidated statements of operations for the year ended 2016 as presented below have been restated to conform to the current presentation.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except shares, per share and per ADS data)
Consolidated Statements of Income Data
Net revenues:
Agency	3,746,471	3,780,217	3,143,873	3,335,397	2,834,997	434,482
Life insurance business	990,541	2,424,444	2,870,776	3,193,625	2,703,584	414,342
P&C insurance business	2,755,930	1,355,773	273,097	141,772	131,413	20,140
Claims adjusting	336,413	308,256	327,390	370,606	433,148	66,383
Total net revenues	4,082,884	4,088,473	3,471,263	3,706,003	3,268,145	500,865
Operating costs and expenses:
Agency	(2,906,791)	(2,864,882)	(2,151,856)	(2,263,952)	(1,953,744)	(299,425)
Life insurance business	(673,230)	(1,636,340)	(1,943,053)	(2,166,126)	(1,866,227)	(286,012)
P&C insurance business	(2,233,561)	(1,228,542)	(208,803)	(97,826)	(87,517)	(13,413)
Claims adjusting	(199,810)	(194,525)	(194,159)	(219,496)	(260,121)	(39,865)
Total operating costs	(3,106,601)	(3,059,407)	(2,346,015)	(2,483,448)	(2,213,865)	(339,290)
Selling expenses(1)	(502,802)	(221,785)	(231,075)	(278,085)	(288,460)	(44,208)
General and administrative expenses(1)	(387,362)	(448,989)	(481,947)	(534,145)	(463,634)	(71,055)
Total operating costs and expenses	(4,091,350)	(3,815,337)	(3,045,520)	(3,236,640)	(2,965,959)	(454,553)
Income (loss) from continuing operations	(8,466)	273,136	425,743	469,363	302,186	46,312
Other income, net:
Investment income	115,275	191,784	195,456	79,070	34,789	5,332
Interest income	6,901	25,891	34,207	2,828	13,420	2,057
Others, net	10,341	14,284	11,807	9,664	11,907	1,825
Income from continuing operations before income taxes, share of income and impairment of affiliates, net and discontinued operations	124,051	505,095	667,213	560,925	362,302	55,526
Income tax expense	(27,249)	(167,803)	(224,586)	(143,816)	(83,387)	(12,780)
Share of income of affiliates	48,293	108,944	174,468	(224,555)	(2,738)	(420)
Net income from continuing operations	145,095	446,236	617,095	192,554	276,177	42,326
Net income from discontinued operations, net of tax	22,543	5,480	—	—	—	—
Net income	167,638	451,716	617,095	192,554	276,177	42,326
Less: Net income attributable to the noncontrolling interests	10,591	2,488	7,180	3,622	7,923	1,214
Net income attributable to the Company’s shareholders	157,047	449,228	609,915	188,932	268,254	41,112
Net income per share:
Basic:
Net income from continuing operation	0.12	0.36	0.49	0.17	0.25	0.04
Net income from discontinued operation	0.02	0.00	0.00	0.00	0.00	0.00
Net income	0.14	0.36	0.49	0.17	0.25	0.04
Diluted:
Net income from continuing operation	0.11	0.36	0.49	0.17	0.25	0.04
Net income from discontinued operation	0.02	0.00	0.00	0.00	0.00	0.00
Net income	0.13	0.36	0.49	0.17	0.25	0.04
Net income per ADS:
Basic:
Net income from continuing operation	2.32	7.20	9.84	3.46	5.00	0.77
Net income from discontinued operation	0.39	0.09	0.00	0.00	0.00	0.00
Net income	2.71	7.29	9.84	3.46	5.00	0.77
Diluted:
Net income from continuing operation	2.23	7.20	9.83	3.46	4.99	0.77
Net income from discontinued operation	0.37	0.09	0.00	0.00	0.00	0.00
Net income	2.60	7.29	9.83	3.46	4.99	0.77
Shares used in calculating net income per share:
Basic	1,160,592,325	1,231,698,725	1,239,264,464	1,092,601,338	1,073,891,784	1,073,891,784
Diluted	1,208,821,796	1,261,223,049	1,240,854,034	1,093,229,436	1,074,291,360	1,074,291,360

(1)	Including share-based compensation expenses of RMB4.9 million, nil, nil, RMB0.4 million and negative RMB0.4 million for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	236,952	363,746	772,823	169,653	245,428	37,613
Total current assets	3,694,564	4,132,527	3,061,107	2,681,751	2,311,780	354,296
Total assets	4,238,568	4,737,742	3,866,611	3,440,843	3,080,999	472,184
Total current liabilities	747,119	661,860	905,583	947,974	929,210	142,408
Total liabilities	834,474	749,349	1,119,885	1,396,375	1,126,335	172,618
Noncontrolling interests	117,242	111,342	113,543	113,182	121,105	18,560
Total equity	3,404,094	3,988,393	2,746,726	2,044,468	1,954,664	299,566
Total liabilities and shareholders’ equity	4,238,568	4,737,742	3,866,611	3,440,843	3,080,999	472,184

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.5250 to US$1.00, the noon buying rate in effect as of December 31, 2020 in The City of New York for cable transfers of RMB, as set forth in H.10 weekly statistical release of the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 23, 2021, the noon buying rate was RMB6.4945 to US$1.00.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

If and when our contracts with insurance companies are suspended or changed, our business and operating results will be materially and adversely affected.

We primarily act as agents for insurance companies in distributing their products to retail customers. We also provide claims adjusting services principally to insurance companies. Our relationships with the insurance companies are governed by agreements between us and the insurance companies. We have entered into strategic partnership agreements with most of our major insurance company partners for the distribution of life, property and casualty insurance products and the provision of claims adjusting services at the corporate headquarters level. While this approach allows us to obtain more favorable terms from insurance companies by combining the sales volumes and service fees of all of our subsidiaries and branches operating insurance agency and claims adjusting businesses, it also means that the termination of a major contract could have a material adverse effect on our business. Under the framework of the headquarter-to-headquarter agreements, our subsidiaries and branches operating insurance agency and claims adjusting businesses generally also enter into contracts at a local level with the respective provincial, city and district branches of the insurance companies. Generally, each branch of these insurance companies has independent authority to enter into contracts with our relevant subsidiaries and branches, and the termination of a contract with one branch has no significant effect on our contracts with the other branches. See “Item 4. Information on the Company — B. Business Overview — Insurance Company Partners.” These contracts establish, among other things, the scope of our authority, the pricing of the insurance products we distribute and our fee rates. These contracts typically have a term of one year and certain contracts can be terminated by the insurance companies with little advance notice. Moreover, before or upon expiration of a contract, the insurance company that is a party to that contract may agree to renew it only with changes in material terms, including the amount of commissions and fees we receive, which could reduce our revenues to be generated from that contract.

For the year ended December 31, 2020, our top five insurance company partners were Huaxia Life Insurance Co., Ltd., or Huaxia, Aeon Life Insurance Co., Ltd., or Aeon, Sinatay Life Insurance Co., Ltd., or Sinatay, Evergrande Life Insurance Co., Ltd., or Evergrande and Tian’an Life Insurance Co., Ltd., or Tian’an by net revenues. Among these top five partners, each of Huaxia, Aeon, Sinatay and Evergrande accounted for more than 10% of our total net revenues individually in 2020, with Huaxia accounting for 18.6%, Aeon accounting for 17.1%, Sinatay accounting for 15.4% and Evergrande accounting for 10.4%, respectively.

If we fail to attract and retain productive agents, especially entrepreneurial agents, and qualified claims adjustors, our business and operating results could be materially and adversely affected.

All of our sales of life insurance products and a substantial portion of our sales of property and casualty insurance products are conducted through our individual sales agents. Some of these sales agents are significantly more productive than others in generating sales. In recent years, some entrepreneurial management staff or senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We refer to these individuals as entrepreneurial agents. An entrepreneurial agent is usually able to assemble and lead a team of sales agents. We have been actively recruiting and will continue to recruit entrepreneurial agents to join our distribution and service network as our sales agents. Entrepreneurial agents have been instrumental to the development of our life insurance business. In addition, we rely entirely on our in-house claims adjustors to provide claims adjusting services. Because claims adjustment requires technical skills, the technical competence of claims adjustors is essential to establishing and maintaining our brand image and relationships with our customers.

As of December 31, 2020, we had 362,580 sales agents and 1,736 claim adjustors. Out of the 362,580 sales agents, 222,203 were performing agents, who have sold at least one insurance policy in 2020. The number of performing agents who have sold at least one life insurance policy in 2020 was 80,768. If we are unable to attract and retain the core group of highly productive sales agents, particularly entrepreneurial agents, and qualified claims adjustors, our business could be materially and adversely affected. Competition for sales personnel and claims adjustors from insurance companies and other insurance intermediaries may also force us to increase the compensation of our sales agents, in-house sales representatives and claims adjustors, which would increase operating costs and reduce our profitability.

If our digitalization initiative are not successful, our business and results of operations may be materially and adversely affected.

We have devoted significant efforts to developing and managing our online platforms and digital toolkits. In 2012, we launched Baowang (www.baoxian.com), an online insurance distribution platform which allows customers to search for and purchase a wide range of commoditized insurance products, including accident insurance, indemnity medical insurance, travel insurance, homeowner insurance, and a limited number of internet-specific regular life insurance products from various insurance carriers. In October 2012, we launched CNpad Auto, an application to enable our sales agents to help their clients place auto insurance policies which was subsequently discontinued in 2020. In August 2014, we unveiled eHuzhu (www.ehuzhu.com), an online mutual aid platform that provides risk-protection programs on a mutual commitment basis among program members. In August 2014, we also rolled out Chetong.net (www.chetong.net), an online-to-offline platform that integrates claims services and auto service resources. In September 2017, we launched Lan Zhanggui, an internet-based all-in-one application which integrates the functions of several of our existing online platforms and allows our agents to access and help their clients to place a wide variety of insurance products, including life and health insurance, indemnity medical insurance, lifestyle insurance and auto insurance products from multiple insurance companies. In 2020, we announced an initiative to empower our operation by utilizing digital technologies such as artificial intelligence and big data to gain more customer insight, match sales leads with the most suitable sales agents and maximize their productivity and help customers find the products that suit their different needs throughout different stages of their lifecycle. However, our digitalization efforts may not be successful or yield the benefits that we anticipate. In addition, our expansion may depend on a number of factors, many of which are beyond our control, including but not limited to:

●	the effectiveness of our marketing campaigns to build brand recognition among consumers and our ability to attract and retain customers;

●	the acceptance of third-party e-commerce platforms as an effective channel for underwriters to distribute their insurance products;

●	the acceptance of Lan Zhanggui as effective tools by sales agents;

●	public concerns over security of e-commerce transactions and confidentiality of information;

●	increased competition from insurance companies which directly sell insurance products through their own websites, call centers, portal websites which provide insurance product information and links to insurance companies’ websites, and other professional insurance intermediary companies which may launch independent websites in the future; increased competition from third party insurance technology companies

●	further improvement in our information technology system designed to facilitate smoother online transactions; and

●	further development and changes in applicable rules and regulations which may increase our operating costs and expenses, impede the execution of our business plan or change the competitive landscape.

Since online insurance distribution has emerged only recently in China and is evolving rapidly, the Chinese Banking and Insurance Regulatory Committee, or CBIRC may promulgate and implement new rules and regulations to govern this sector from time to time. On December 7, 2020, the Chinese Banking and Insurance Regulatory Committee, or the CBIRC, promulgated the Measures for the Supervision of the Internet Insurance Business, or the Measures, which became effective on February 1, 2021 and replaces the Interim Measures for the Regulation of Internet Insurance Business. The Measures provides clarity on the qualifications for entities to operate online insurance business in China and sets higher requirements on entities which intend to engage in online insurance business. For example, the Measures requires that both insurance institutions and their self-operated online platforms shall make ICP filing and insurance institutions engaged in online insurance business shall have IT systems that are certified as Safety Level III Computer Information Systems, or Safety Level III. We operate part of our online insurance distribution business through Baowang (www.baoxian.com), which accounted for 3.4% of our total net revenues in 2020. Our wholly-owned subsidiary Fanhua Century Insurance Sales & Service Co., Ltd., or Fanhua Century, which owns the domain name of www.baoxian.com, holds an ICP license. Baowang’s system was certified as Safety Level III Computer Information System on December 24, 2020. As advised by our PRC counsel, we have obtained the necessary approvals and licenses and our operations meet the qualification requirements of the Measures. If we are unable to adapt to any new changes to regulation governing internet insurance business and remain fully compliant, the business operation of Baowang could be suspended which may adversely impact our business results of operation.

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

We may not be successful in implementing our new strategic initiatives, which may have an adverse impact on our business and financial results.

There is no assurance that we will be able to implement important strategic initiatives in accordance with our expectations, which may result in an adverse impact on our business and financial results. In late 2020, we launched new strategic initiatives to upgrade our sales organization by developing high-caliber, productive and professional insurance advisor teams in economically developed cities in China. We also intend to build an integrated digital platform utilizing artificial intelligence, big data and cloud computing to optimize the use of data to provide the most appropriate products for existing and potential customers and increase agent productivity. In addition, we intend to build an open platform to facilitate a closer cooperation with various third parties who can monetize their existing customer resources and to strengthen our value proposition to the market. We expect these new strategic initiatives to be new engines to drive our long-term growth. However, our management may lack required experience, knowledge, insight, or human and capital resources to carry out the implementation of these new strategic initiatives. As such, we may not be able to realize our expected growth, and our business and financial results will be adversely impacted.

All of our personnel engaging in insurance agency, or claims adjusting activities are required under relevant PRC regulations to register with the CBIRC’s Insurance Intermediaries Regulatory Information System. If our sales personnel fail to finish practice registration, our business may be materially and adversely affected.

All of our personnel who engage in insurance agency and claims adjusting activities are required under relevant PRC regulations to be registered with the CBIRC’s Insurance Intermediary Regulatory Information System, or the IIRIS through by the insurance company or insurance intermediary company to which he or she belongs. See “Item 4. Information on the Company — B. Business Overview — Regulation.” In addition, under the relevant PRC regulations, such as the Provisions on the Supervision and Administration of Insurance Agents issued on November 12, 2020 and Provisions on the Supervision of Insurance Claims Adjusting Firms issued by the CBIRC (formerly CIRC) in February 2018, an insurance agency or claims adjusting firm that retains a personnel who has not been registered with the IIRIS through the insurance agency or claims adjusting firm to engage in insurance intermediary activities may be subject to rectification request, warning and fines up to RMB10,000 per intermediary by the CBIRC. If a substantial portion of our sales force were found to have not been properly registered with the IIRIS, our business may be adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure by our sales agents or sales representatives to register with the CBIRC. Such fines or administrative proceedings could adversely affect our business, financial condition and results of operations.

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

We operate in a highly regulated industry. The laws and regulations applicable to us are evolving and may change rapidly, which could change the competitive environment of our industry significantly and cause us to lose some or all of our competitive advantages. In recent years, the CBIRC and its predecessor has increasingly tightened regulations and supervision of the Chinese insurance market. For example, on April 2, 2019, the CBIRC issued a Notice to Rectify the Irregularities in the Insurance Intermediary Market in 2019 and subsequently on May 26, 2020, the CBIRC issued similar guidelines requiring all insurance companies and insurance intermediaries to conduct self-check on various practices in violation of relevant regulations. Although we believe we have not had any material violations to date, we could be required to spend significant time and resources in complying with the requirement and the attention of our management team and key employees could be diverted to these efforts, which may adversely affect our business operations.

On July 10, 2017, the CIRC, the predecessor of CBIRC, promulgated the Interim Measures on Retrospective Management of Insurance Sales Behaviors, effective November 1, 2017 which required ancillary insurance agencies to take video and audio-recording, or double-recording for the sales of all insurance products that they facilitate and other insurance distribution channels to take double-recording for the sales of investment linked insurance products and for the sale of life insurance products with a payment period of more than one year to the elderly of over 60 years old. On June 11, 2019, Jiangsu Branch of the CBIRC published the Notice on Deepening the Implementation of the Retrospective Management of Personal Insurance Sales Behaviors or the Notice, requiring all insurance companies and insurance intermediary companies to start double-recording process for all long-term personal insurance products in Jiangsu Province starting from October 1, 2019. Ningbo Branch of the CBIRC implemented similar rule in Ningbo, Zhejiang Province starting from January 1, 2020. Similar rule was also implemented in certain part of Shandong since mid 2020. As substantially all of the life and health insurance products we distribute are long-term personal insurance products, our sales activities in these regions have been materially adversely impacted. If similar rules are implemented nationwide, our compliance cost may be increased and our business and results of operations may be adversely affected.

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

Pursuant to a notice issued by the CBIRC in August 2019, insurance companies must seek approval for annuity insurance products with the assumed valuation interest rate of above 3.5%. In November 2019, the CBIRC requested 13 insurance companies to terminate the sales of their annuity insurance products with 4.025% interest rate by December 31, 2019. Several of our major insurance company partners have subsequently terminated their high-interest rate annuity products. While the cessation of higher interest-rate annuity products boosted the sales of annuity products in December, the sales of annuity products dropped substantially in 2020.

On November 5, 2020, China Insurance Industry Association and China Medical Doctor Association jointly published Definition Framework 2020, announcing changes to the definition of critical illnesses, or CI, which will be adopted after a transition period until January 31, 2021. After January 31, 2021, all critical illness products based on the previous definition framework will not be sold in China. Major changes to the CI definition framework include, among others, (i) settping the upper limit for insurance benefits for mild illness at no more than 30% of total insured amount; (ii) expanding the types of illnesses covered from 25 types to 28 types of critical illnesses and three types of mild illness; (iii) exclusion of cancer that is in situ from the scope of CI coverage; and (iv) categorizing thyroid cancer at different stages into critical illness category and mild illness category. The expected cessation of the critical illness products under the previous CI definition framework has resulted in strong growth in our sales of critical illness policies in January 2021 followed by a drop afterwards. Any future change in regulatory requirements that make our products less attractive to consumers or disrupt product supply, our business results of operations could fluctuated significantly and be adversely affected.

Our mutual-aid platform eHuzhu currently is not subject to any license requirement or any other supervision by the CBIRC as the mutual aid plans offered on the platform are not technically insurance. If the CBIRC determines to include mutual aid platform into its supervision in the future, our compliance cost could be increased, and if we are unable to meet the qualification requirement to obtain proper license, the operation of eHuzhu could be disrupted which could harm the interests of the members of eHuzhu and damage our reputation.

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

The insurance intermediary industry in China is highly competitive, and we expect competition to persist and intensify as more internet giants and other online insurance intermediaries enter the market. In insurance product distribution, we face competition from insurance companies that use their in-house sales force, exclusive sales agents, telemarketing and internet channels to distribute their products, from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships, as well as from other traditional or online insurance intermediaries. In our claims adjusting business, we primarily compete with other independent claims adjusting firms. We compete for customers on the basis of product offerings, customer services and reputation. Many of our competitors, both existing and newly emerging, have greater financial and marketing resources than we do and may be able to offer products and services that we do not currently offer and may not offer in the future. If we are unable to compete effectively against those competitors, we may lose customers and our financial results may be negatively affected.

Because the commission and fee we earn on the sale of insurance products is based on premiums, commission and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on our results of operations.

We are engaged in the life and health insurance, property and casualty insurance and claims adjusting businesses and derive revenues primarily from commissions and fees paid by the insurance companies whose policies our customers purchase and to whom we provide claims adjusting services. Our commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge or the amount recovered by insurance companies. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies. These factors, which are not within our control, include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products such as government benefits and self-insurance plans, as well as the tax deductibility of commissions and fees and the consumers themselves. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by CBIRC.

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

Our commission and fee revenue is subject to both quarterly and annual fluctuations as a result of the seasonality of our business, the timing of policy renewals and the net effect of new and lost business. Life insurance commission revenue is usually the highest in the first quarter and lowest in the fourth quarter of any given year as much of the jumpstart sales activities of life insurance companies occurs in January and February during which life insurance companies would increase their sales efforts by offering more incentives for insurance agents and insurance intermediaries to increase sales, while the preparation for the jumpstart sales starts in the fourth quarter of each year. However, the general seasonality trend in 2020 has been affected by the outbreak of Coronavirus Disease 2019, or COVID-19 as it hit China the hardest in the first quarter of 2020. Apart from the outbreak of epidemic, some other factors that cause the quarterly and annual variations are not within our control. Specifically, regulatory changes to product design may result in cessation of products from time to time and cause quarterly fluctuation in the results of our operations. In addition, consumer demand for insurance products can influence the timing of renewals, new business and lost business, which generally includes policies that are not renewed, and cancellations. As a result, you may not be able to rely on quarterly or annual comparisons of our operating results as an indication of our future performance.

Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.

We currently operate through our wholly-owned or majority-owned insurance agencies and claims adjusting firms and their branches located in 31 provinces in China. These companies report their financial results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of negative business developments such as losses of relationships with insurance companies, regulatory inquiries or any other negative events, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2020 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that our internal control over financial reporting was effective as of December 31, 2020. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002, which could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, if we are not able to conclude that we have effective internal control over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

If we are required to write down goodwill and investment in affiliates, our financial condition and results may be materially and adversely affected.

When we acquire a business, the amount of the purchase price that is allocated to goodwill is determined by the excess of the fair value of purchase price and any controlling interest over the net identifiable tangible assets acquired. As of December 31, 2020, goodwill represented RMB109.9 million (US$16.8 million), or 5.6% of our total shareholders’ equity. Our management performs impairment assessment annually and we did not recognize any impairment loss between 2016 and 2020. Under current accounting standards, if we determine that goodwill is impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges.

We account for our 18.5% of equity interests in CNFinance Holdings Limited (“CNFinance”) using the equity method. We review our equity method investment periodically to determine whether a decline in fair value to an amount below the carrying value is other-than temporary. As of December 31, 2020, the fair value of the investment in CNFinance was below the carrying value although the investment in CNFinance generated positive equity income. Based on management’s evaluation, it was concluded that the decline in fair value of our investment in CNFinance below its carrying value is deemed to be other-than-temporary. Accordingly, a provision of an impairment of RMB23.0 million (US$3.5 million) on investment in CNFinance was recognized in 2020. Any future write-down related to such goodwill and equity method investments may adversely and materially affect our shareholders’ equity and financial results.

Preparing and forecasting our financial results requires us to make judgments and estimates which may differ materially from actual results.

Given the evolving regulatory and competitive environment and the inherent limitations in predicting the future, forecasts of our revenues, operating income, net income and other financial and operating data may differ materially from actual results. Such discrepancies could cause a decline in the trading price of our stock. In addition, the preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Our management base their estimates on historical experience and various other factors which are believed to be reasonable under the circumstances, and the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in our consolidated financial statements included estimates of allowance for doubtful receivables and estimates associated with equity-method investment impairment assessments. Actual results could differ from those estimates, which could negatively affect our stock price.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large number of transactions across different markets and products at a time when transaction processes have become increasingly complex and the volume of such transactions is growing rapidly. The proper functioning of our financial control, accounting, customer database, customer service and other data processing systems, together with the communication systems of our various subsidiaries, branches and our main offices in Guangzhou, is critical to our business and our ability to compete effectively. Our business activities could be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

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

Our business is subject to insurance company partner concentration risks arising from dependence on a single or limited number of insurance company partners.

We derive a significant portion of net revenues from distributing insurance products supplied by our important insurance company partners. Among the top five of our insurance company partners, each of Huaxia, Aeon, Sinatay and Evergrande contributed more than 10% of our total net revenues from continuing operations in 2020, with Huaxia accounting for 18.6% Aeon accounting for 17.1%, Sinatay accounting for 15.4% and Evergrande accounting for 10.4%.

Because of this concentration in the supply of the insurance products we distribute, our business and operations would be negatively affected if we experience a partial or complete loss of any of these insurance company partners. In addition, any significant adverse change in our relationship with any of these insurance company partners could result in loss of revenue, increased costs and distribution delays that could harm our business and customer relationships. In addition, this concentration can exacerbate our exposure to risks associated with the termination by key insurance company partners of our agreements or any adverse change in the terms of such agreements, which could have an adverse impact on our revenues and profitability.

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

Our business could be materially and adversely affected by the outbreak of health epidemics, severe weather conditions or other catastrophes. In December 2019, COVID-19 was first detected in China and then quickly in other countries. Since January 2020, the PRC government has taken various precautionary measures to contain the spread of the COVID-19, including extending the Chinese New Year Holiday into February 2020, temporarily closing offices, restricting travel, and avoiding public gatherings. The outbreak of the COVID-19 has caused material adverse impact on Chinese economy and China’s insurance industry, disrupted our operations and adversely affected our business, financial condition and results of operations in 2020 as (i) the sales activities of our sales agents have been largely hindered due to the difficulty to interact with prospective customers face-to-face as result of the social distancing measures imposed in the first half of 2020; (ii) recruitment of agents slowed down due to the suspension of large-scale offline agent recruitment seminars until May 2020 and increased competition for agents in the insurance industry amid the challenging business environment; (iii) our plan to establish new branches in selected major cities were interrupted; and (iv) the epidemic has accelerated the trend of the young generation turning to the internet for insurance information and purchase of more affordable indemnity medical insurance products as an alternative to critical illness products.

The business operation of our non-consolidated affiliated investees has also been adversely impacted by the COVID-19 outbreak which had affected the fair value of our investment in affiliates.

Although COVID-19 has been considered to be largely contained in China and we have resumed normal business activities in the second half of 2020, the epidemic has had and could continue to have lingering adverse impact on our business results as consumers’ confidence in purchasing regular large ticket-sized insurance policies has not yet fully recovered. The extent to which the COVID-19 outbreak will continue to impact our results will depend on its future developments, which are highly uncertain and cannot be predicted, including sporadic recurrence of local and imported COVID-19 cases from time to time and the actions to contain the disease or treat its impact, among others. For example, there has been occasional outbreaks in several cities in north China including Shijiazhuang, Hebei Province where we have significant market presence. Targeted restrictive measures were temporarily put in place in those cities, which had temporarily adversely impacted our business in those regions in January 2021. Even if the economic impact of COVID-19 gradually recedes, the pandemic will have a lingering, long-term effect on business activities and consumption behavior. There is no assurance that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment in which we operate.

In addition, our results of operations have been and could continue to be adversely affected to the extent the COVID-19 pandemic or any other epidemic harms the Chinese economy in general.

Any occurrence of other adverse public health developments or severe weather conditions may also significantly disrupt our staffing and otherwise reduce the activity level of our work force, thus causing a material and adverse effect on our business operations.

We may be at risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following periods of instability in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by some investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Some of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting or subject to internal and external investigations into the allegations. We had been targeted by short selling reports in the past and became subject to class action lawsuits which were subsequently dismissed or settled. Shortselling firms or others may in the future publish additional short seller reports with respect to our business, officers, directors and shareholders, and we may become subject to other unfavorable allegations, which might cause further fluctuations in the trading price of our ADSs. Such volatility in our share price could subject us to increased risk of securities class action lawsuits or derivative actions.

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

In recent years, some rules and regulations governing the insurance intermediary sector in China have begun to encourage foreign investment. For instance, under the Closer Economic Partnership Arrangement, or CEPA, Supplement IV signed in June 29, 2007 and CEPA Supplement VIII signed on December 13, 2011, between the PRC Ministry of Commerce and the governments of Hong Kong and Macao Special Administrative Region, local insurance agencies in Hong Kong and Macao are allowed to set up wholly-owned insurance agency companies in Guangdong Province if they meet certain threshold requirements. On December 26, 2007, the CIRC, the predecessor of CBIRC, issued an Announcement on the Establishment of Wholly-owned Insurance Agencies in Mainland China by Hong Kong and Macao Insurance Agencies, which sets forth specific qualification criteria for implementation purposes. On August 26, 2010, the CIRC released a Circular on the Cancellation of the Fifth Batch of Administrative Approval Items, pursuant to which foreign ownership in a professional insurance intermediary in excess of 25% only requires a filing to be made with the relevant authorities and no longer requires prior approval. On March 1, 2015, the National Development and Reform Commission and Ministry of Commerce jointly issued the Catalogue for the Guidance of Foreign Investment Industries (Revision 2015), or the CGFII 2015 Revision, pursuant to which insurance brokerage firms are removed from the list of industries subject to foreign investment restriction.

We operate our online insurance distribution business through Baoxian.com which was subject to foreign investment restrictions. Foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), which was promulgated on June 23, 2020 and implemented on July 23, 2020. However, on June 19, 2015, the Ministry of Industry and Information Technology published a Notice on Removing the Foreign Ownership Restriction in Online Data Processing and Transaction Processing Business (Operating E-commerce), or the No. 196 Notice. Foreign ownership in online data processing and transaction process business (operating e-commerce) is allowed to increase to 100% as long as the foreign-invested entities obtain necessary licenses to conduct the business. However, there remains uncertainty with regards to the implementation of the No. 196 Notice and the administrative procedures with regards to the application of the data processing and transaction process business licenses.

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

Any loans we make to any of our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), namely, Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd., or Zhonglian Enterprise, and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., or Xinlian Information, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the amount of a foreign-invested enterprise’s registered capital represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK300 million (US$38.7 million) in foreign debts as of March 31, 2021. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

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

However, on on June 9, 2016, SAFE promulgated Circular 16, a notice on reforming and standardizing the administrative provisions on capital account foreign exchange settlement, which became effective on June 9, 2016. The new notice states that domestic enterprises (including Chinese-funded enterprises and foreign-invested enterprises, excluding financial institutions) shall be allowed to settle their foreign exchange capitals on a discretionary basis. The discretionary settlement by a foreign-invested enterprise of its foreign exchange capital shall mean that the foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the application of discretionary settlement has been specified by relevant policies (including capitals in foreign currencies, external debts, funds repatriated from overseas listing, etc.). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis. The SAFE may adjust the foregoing percentage as appropriate according to balance of payments situations. As a result, Circular 16 will relax the limitation of our ability to provide additional funding to our PRC subsidiaries through our directly-held PRC subsidiaries in the PRC.

Risks Related to Doing Business in China

Adverse economic, political and legal developments in China could have a material adverse effect on our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years or so, growth has been uneven across different regions and among various economic sectors of China. Economic growth in China has been slowing in the past few years and China’s GDP growth dropped to 2.3% in 2020 due to the COVID-19 outbreak. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. However, these measures may not be successful in transforming the Chinese economy or spurring growth. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

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

According to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, which was subsequently amended on February 24, 2017 and December 29, 2018, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to enterprise income tax, or EIT, at a uniform rate of 25%, unless otherwise provided. Enterprises that were established and enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy such preferential tax treatments in the following manners: (1) in the case of preferential tax rates, for a five-year transition period starting from January 1, 2008, during which the EIT rate of such enterprises will gradually increase to the uniform 25% EIT rate by January 1, 2012; or (2) in the case of preferential tax exemption or reduction with a specified term, until the expiration of such term. However, if such an enterprise has not enjoyed the preferential treatments yet because of its failure to make a profit, its term for preferential treatments will be deemed to start from 2008.

As a result of the implementation of the EIT Law, certain preferential tax treatments enjoyed by some of our subsidiaries expired on January 1, 2008. According to the EIT Law and related regulations, such as the Circular on Issues Regarding Tax-related Preferential Policies for Further Implementation of Western Development Strategy jointly issued by the State Ministry of Finance, General Administration of Customs, China and State Administration for Taxation, enterprises located in the western China regions that fall into the encouraged industries are entitled to 15% EIT preferential tax treatment from January 1, 2011 to December 31, 2020. The preferential tax treatment is subsequently extended to December 31, 2030, according to the Announcement Concerning the Extension of the EIT Policies for Enterprises Located in the Western China issued by the Ministry of Finance on April 28, 2020. The preferential tax rates enjoyed by some of our PRC subsidiaries incorporated in such regions, will increase to the uniform 25% EIT rate after 2030. An increase in the EIT rates for those entities pursuant to the EIT Law could result in an increase in our effective tax rate, which could materially and adversely affect our results of operations.

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

We have been advised by our PRC counsel, Global Law Office, that pursuant to the EIT Law and the Implementation Rules, dividends payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. However, pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007 and was subsequently amended on January 30, 2008, May 27, 2010, April 1,2015 and July 19, 2019, dividends from our PRC subsidiaries paid to us through our Hong Kong wholly-owned subsidiary CNinsure Holdings Ltd. are subject to a withholding tax at a rate of 5% since CNinsure Holdings Ltd. is treated as a Hong Kong resident enterprise for taxation purpose. Under the EIT Law and the Implementation Rules, if we are regarded as a resident enterprise, the dividends we receive from our PRC subsidiaries will be exempt from the EIT. If, however, we are not regarded as a resident enterprise, our PRC subsidiaries will be required to pay a 5% or 10% withholding tax, as the case may be, for any dividends they pay to us. As a result, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, could be materially reduced.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, according to the PRC Company Law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. In addition, each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of its board. In addition, according to the Regulation on the Supervision of Insurance Agents, our insurance agency subsidiaries are required to either procure professional liability insurance with minimum compensation for each accident under the one-year professional liability insurance policy no less than RMB1 million, and accumulative compensation under the one-year insurance policy no less than RMB10 million and the total core business revenue of the professional insurance agency company in the previous year, or make a contribution to deposit which shall represent 5% of its registered capital. These reserves are not distributable as cash dividends.

As of December 31, 2020, the total retained earnings of our PRC subsidiaries available for dividend distributions were RMB1.1 billion (US$175.7 million). Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

On February 15, 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or the No. 7 Notice, which supersedes the Operation Rules on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule, in its entirety and immediately became effective upon circulation. No. 7 Notice covers all forms of equity compensation plans including employee stock ownership plans, employee stock option plans and other equity compensation plans permitted by relevant laws and regulations. According to the No. 7 Notice, all participants of such plans who are PRC citizens shall register with and obtain approvals from SAFE prior to their participation in the equity incentive plan of an overseas listed company. Domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are PRC citizens (including citizens of Hong Kong, Macao and Taiwan) or foreign individuals who consecutively reside in the territory of PRC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues like foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues like exercise of options, purchasing and sale of related stocks or equity, and funds transfer. As an overseas publicly listed company, we and our employees who have been granted stock options or any type of equity awards may be subject to the No. 7 Notice. If we or our employees who are subject to the No. 7 Notice fail to comply with these regulations, we may be subject to fines and legal sanctions, which will depend on how the SAFE interprets, applies and enforces Circular 7. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange — SAFE Regulations on Employee Share Options.”

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or United States government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Among other things, Provisions on the Mergers and Acquisitions of Domestic Enterprises by Foreign Investor, or the M&A Rule, also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. To date, we have conducted our acquisitions in China exclusively through subsidiaries that used to be our PRC consolidated affiliated entities. In the future, we may grow our business in part by directly acquiring complementary businesses. Complying with the requirements of the new regulations to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may prevent us from completing such transactions on a timely basis, or at all, which could affect our ability to expand our business or maintain our market share.

Risks Related to Our ADSs

The trading price of our ADSs may be volatile.

The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. [U.S. government’s recent polices concerning Chinese companies listed in the U.S. may also cause great uncertainty in the listing status of companies like us and result in fluctuation in the trading rice of our ADSs]. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs.

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

As of March 31, 2021, our executive officers and directors beneficially owned approximately 27.0% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other noncontrolling shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

The audit reports included in this annual report have been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

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

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China.  On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. On April 21, 2020, the SEC and the PCAOB issued a joint statement reiterating the greater risks of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these risks, the statement again highlighted the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or the PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms. On August 6, 2020, the PWG released the report. In particular, with respect to jurisdictions that do not grant the PCAOB sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommended that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit. The report recommended a transition period until January 1, 2022 before the new listing standards apply to companies already listed on U.S. stock exchanges. Under the PWG recommendations, if we fail to meet the enhanced listing standards before January 1, 2022, we could face de-listing from the Nasdaq Global Select Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States. There were recent media reports about the SEC’s proposed rulemaking in this regard. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate auditor reports issued by foreign public accounting firms. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. stock exchanges of issuers included on the SEC’s list for three consecutive years. On December 18, 2020, the “Holding Foreign Companies Accountable Act”, or the Act, was signed by the then U.S. President into law. The Act requires foreign issuers to establish that they are not owned or controlled by a foreign government and requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges or trading “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC adopted interim final amendments to implement the requirements of the ACT, which require any identified registrant to submit documents to the SEC establishing that the registrant is not owned or controlled by a foreign governmental entity, and will also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. The amendments will become effective on April 23, 2021. The enactment of Act, implementation of the amendments and any additional rule making efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time.

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

 If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act although we have voluntarily filed and will continue to file period reports and financial statements. As a result, our shareholders may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

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

The SEC, U.S. Department of Justice, or the DOJ, and other relevant regulatory authorities in the United States play vital roles in enforcing laws and regulations that protect securities investors. These U.S. authorities may face significant legal and other obstacles to obtaining information needed for investigations or litigation. Further, these U.S. authorities may have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, which will further limit protections available to our shareholders. According to the Securities Laws of the PRC, without the approval of securities regulator and other actors within the Chinese government, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators. In addition, local authorities in Cayman, the PRC or other relevant jurisdictions often are constrained in their ability to assist U.S. authorities and overseas investors more generally. There are also legal or other obstacles to seeking access to funds in a foreign country.

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

We will be a passive foreign investment company, or PFIC. for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2020. However, we believe we were a PFIC for 2017 and prior years. In addition, we believe that it is likely that one or more of our subsidiaries were also PFICs for such prior years. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. If our market capitalization declines, we may be or become a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. In addition, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the IRS, will agree with any positions that we ultimately take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make.

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

History of Our Corporate Structure

We started our operation in 1999 through Guangzhou Nanyun Car Rental Services Co., Ltd. and Guangdong Nanfeng Automobile Association Co., Ltd. In 2001, we formed China United Financial Services Holdings Limited, or China United Financial Services, a British Virgin Islands company, as the offshore holding company of our PRC subsidiaries. In June 2004, CISG Holdings Ltd., or CISG Holdings was incorporated in British Virgin Islands and became our holding company through share exchanges with China United Financial Services.

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

In October 2012, we obtained license approval from the then CIRC to establish an insurance sales service group company and renamed Shenzhen Nanfeng Investment, our wholly-owned subsidiary in the PRC, as “Fanhua Insurance Sales Service Group Company Limited”, or FISSG, to serve as the onshore holding company of our PRC operating entities.

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

In October 2017, we sold Fanhua Times Sales & Service Co., Ltd., and all of its subsidiaries, including 18 P&C insurance agencies and one insurance brokerage firm, to a third party and divested our insurance brokerage segment in November 2017.

In recent years, we have devoted significant efforts to developing and managing our mobile and online platforms. In 2010, we started to build an online insurance distribution platform Baowang (www.baoxian.com). In April 2014, we established Dianliang Information, as the holding company for eHuzhu (www.ehuzhu.com), an online mutual aid platform that we launched in July 2014. In October 2012, we launched CNpad application, a mobile sales support system, which was later divided into CNpad Auto which focused on facilitating auto insurance transaction and Lan Zhanggui which served as an integrated one-stop sales support system that facilitate transactions for a wider range of products including life insurance, auto insurance, accident and health insurance with toolkits for training and agent management. CNpad Auto App was discontinued in the third quarter of 2020 after its core functionalities were integrated into Lan Zhanggui. Chetong. Net, an online claims services resource aggregating platform, was launched in 2014.

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

Overview

Driven by our cutting-edge technologies and insurance industry expertise, we are the leading independent insurance intermediary group in China. We connect millions of individual customers to our 104 insurance company partners as of March 31, 2021. As an independent insurance agency, we possess unique advantages over the exclusive distribution channels of insurance companies. We offer not only a broad range of insurance products underwritten by multiple insurance companies to address the needs of increasingly sophisticated customers with diverse needs and preferences but also quality services backed by our nationwide network.

We focus on offering long-term life and health insurance products including critical illness, annuity, whole life, term life and endowment life insurance and distribute property and casualty insurance products including individual accident insurance, homeowner insurance, liability insurance and travel insurance. We also provide insurance claims adjusting services such as damage assessment and loss estimations.

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

We began building online platforms to sell insurance products as early as 2010 and pioneered the adoption of digital technologies in China’s insurance agency industry. To meet demand for different insurance products and services, we have established industry-leading online platforms including Lan Zhanggui, Baowang (www.baoxian.com), eHuzhu (www.ehuzhu.com) and Chetong.net. Our technology platforms enable intelligent deal management to help customers find the products that best match their needs and streamline and expedite transaction processes, while our offline distribution and service network provides an effective channel for us to engage with and serve our clients. This O2O model significantly enhances our operational efficiency and scalability.

We have an extensive independent insurance product distribution network and comprehensive insurance service network in China. With 362,580 sales agents, 763 sales outlets which include our branches and sub-branches in 23 provinces as of December 31, 2020, our distribution network was the largest among independent insurance agencies in China. With 1,736 claims adjusters in 118 service outlets as of December 31, 2020, our claims adjustment service network covered 31 provinces in China. Our extensive distribution and service network and sizable sales and service work force allow us to engage and serve customers nationwide and serve as a substantial entry barrier to China’s insurance agency industry.

We operate in a fast-growing industry with abundant opportunities. The separation of insurance underwriting and distribution is a significant trend in China’s insurance industry. Historically dominated by in-house sales forces and exclusive agents, insurance distribution channels in China have gradually shifted towards independent insurance agencies, as demand for insurance products and services has diversified in recent years. With strong brand recognition, established relationships with major insurance companies, an extensive distribution and sales network and cutting-edge technology, we intend to take advantage of the opportunities resulting from the growth and transformation of the insurance agency industry in China to increase our market share by professionalizing our sales force, enhancing digital capabilities and opening up our platform to more market participations.

Our Platforms

Technological developments and the growth of mobile internet access have significantly changed the way we operate our business. We operate several online platforms, which we define as websites and Internet-enabled applications that aggregate insurance product offerings from various insurance companies:

●	Lan Zhanggui - an internet-based all-in-one platform which integrates our existing online platforms and allows our agents to access and purchase a wide variety of insurance products, including long term life and health insurance accident insurance, travel insurance, and standard medical insurance products from multiple insurance companies, through one integrated account on their mobile devices. The platform is available in mobile application and WeChat official account versions. As of March 31, 2021, Lan Zhanggui had approximately 1.8 million registered users.

●	Baowang (www.baoxian.com) - an online insurance platform that allows customers to directly compare and shop for hundreds of accident, standard short term health, travel and homeowner insurance products from dozens of insurance companies online. The platform is available in PC-based website, mobile application and WeChat official account versions. As of March 31, 2021, Baowang had over 3.1 million registered members.

●	eHuzhu (www.ehuzhu.com) - an online non-profit mutual aid platform that provides low-cost alternative risk-protection programs on a mutual aid basis among program members. eHuzhu primarily offers programs that provide mutual aid for cancer in three different age groups and accidental death. The platform is accessible primarily through its WeChat official account. When a member signs up for a program offered by eHuzhu, he or she agrees to evenly contribute to and is entitled to receive payout from other program members in case of any claims covered under such program. The amount of fund that each member can claim is up to RMB500,000, with the maximum contribution from each member limited to RMB3 for each valid claim. As of March 31, 2021, eHuzhu had attracted approximately 2.8 million paying members.

As of March 31, 2021, we, through FISSG, operated one e-commerce insurance platform and one online mutual aid platform, and controlled twelve insurance intermediary companies in the PRC, of which nine were insurance agencies including two with national operating licenses and three were insurance claims adjusting firms. As of March 31, 2021, we also owned (i) 18.5% of the equity interests in CNFinance Holdings Ltd.  (NYSE:CNF), a leading home equity loan service provider, (ii) 4.5% of the equity interests in Puyi Inc.  (NASDAQ:PUYI), a leading third party wealth management services provider focusing on mass affluent and emerging middle class population, and (iii) 14.9% of the equity interests in Shenzhen Chetong Network Co., Ltd., an online insurance claims services provider.

Segment Information

As of December 31, 2020, we operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for distributing life insurance products and P&C insurance products on behalf of insurance companies, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services.

Insurance Agency Segment

Our insurance agency segment accounted for 90.0% and 86.7% of our net revenues in 2019 and 2020, respectively. Revenue from this segment is derived from two broad categories of insurance products: (i) property and casualty insurance products, and (ii) life and health insurance products, both primarily focused on meeting the insurance needs of individuals.

Life and health Insurance Products

Our life and health insurance business accounted for 82.7% of our net revenues in 2020. We expect the sale of life insurance products to be the major source of our revenue in the next several years. The life and health insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below:

●	Individual Health Insurance. The individual health insurance products we distribute primarily consist of critical illness insurance products, which provide guaranteed benefits when the insured is diagnosed with specified serious illnesses, and medical insurance products, which provide conditional reimbursement for medical expenses during the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period.

●	Individual Annuity. The individual annuity products we distribute generally provide annual benefit payments after the insured attains a certain age, or for a fixed time period, and provide a lump sum payment at the end of the coverage period. In addition, the beneficiary designated in the annuity contract will receive guaranteed benefits upon the death of the insured during the coverage period. In return, the purchaser of the annuity products makes periodic payments of premiums during a pre-determined accumulation period.

●	Individual Whole Life Insurance. The individual whole life insurance products we distribute provide insurance coverage for the insured person’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount plus accumulated interest is paid upon the death of the insured.

●	Individual Term Life Insurance. The individual term life insurance products we distribute provide insurance coverage for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years. Term life insurance policies generally expire without value if the insured survives the coverage period.

●	Individual Endowment Life Insurance. The individual endowment products we distribute generally provide insurance coverage for the insured for a specified time period and maturity benefits if the insured reaches a specified age. The individual endowment products we distribute also provide to a beneficiary designated by the insured guaranteed benefits upon the death of the insured within the coverage period. In return, the insured makes periodic payment of premiums over a pre-determined period, generally ranging from five to 25 years.

●	Participating Insurance. The participating insurance products we distribute not only provide insurance coverage but also pay dividends generated from the profits of the insurance company providing the policy. The dividends are typically paid on an annual basis over the life of the policy. In return, the insured makes periodic payments of premiums over a pre-determined period, generally ranging from five to 25 years.

The life insurance products we distributed in 2020 were primarily underwritten by Huaxia, Aeon, Sinatay, Evergrande and Tian’an.

Property and Casualty Insurance Products

Our property and casualty insurance business accounted for 4.0% of our net revenues in 2020, primarily representing insurance products we distributed through Baowang. Our main property and casualty insurance product in terms of net revenues contribution in 2020 is individual accident insurance and indemnity medical insurance which we distribute through Baowang. We also offer lifestyle insurance such as travel insurance, homeowner insurance, and other innovative products on Baowang. In addition, we has started to offer certain long term life and health insurance products specifically designed for internet distribution channel since 2019. The major insurance products we offer or facilitate to individual customers through Baowang can be further classified into the following categories:

●	Individual Accident Insurance. The individual accident insurance products we distribute generally provide a guaranteed benefit during the coverage period, which is usually one year or a shorter period, in the event of death or disability of the insured as a result of an accident, or a reimbursement of medical expenses to the insured in connection with an accident. These products typically require only a single premium payment for each coverage period. Because most of the individual accident insurance products we distribute are underwritten by property and casualty insurance companies, we classify individual accident insurance products as property and casualty insurance products.

●	Travel Insurance. The travel insurance products we distribute are short-term insurance providing guaranteed benefit in the event of death or disability and covering travel-related emergencies and losses, either within one’s own country, or internationally. These products typically require only a single premium payment for each coverage period.

●	Homeowner Insurance. The homeowner insurance products we distribute primarily cover damages to the insured house, along with furniture and household electrical appliance in the house caused by a number of incidents such as fire, flood and explosion.

●	Indemnity medical insurance. The indemnity medical insurance products we facilitate typically have a one-year term and provide conditional reimbursement for medical and surgical expenses incurred for treating illnesses during the coverage period. These products typically require only a single premium payment for each coverage period. Because most of these medical insurance products we distribute are underwritten by property and casualty insurance companies, we classify indemnity medical products as property and casualty insurance products.

We primarily partnered with Zhong An Online Property and Casualty Insurance Company Limited Ping An Property and Casualty Insurance Company Limited, or Ping An, JD Alliance Property and Casualty Insurance Company Limited, Taikang Online Property and Casualty Insurance Company Limited, and Ping’an Health Insurance Company Limited for the distribution of property and casualty insurance products in 2020.

Claims Adjusting Segment

Total net revenues derived from our claims adjusting segment accounted for 13.3% of our total net revenues in 2020. We offer the following insurance claims adjusting services:

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

We primarily provided claims adjusting services to Ping An, Xianghu Bang Health Technology (Beijing) Co., Ltd., China Pacific Property and Casualty Insurance Company Limited, Shanghai Nuanwa Technology Co., Ltd., and China Life Property and Casualty Insurance Company Limited in 2020.

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

Seasonality

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Seasonality.”

Distribution and Service Network and Marketing

We have an offline distribution and service network that, as of March 31, 2021, consisted of one insurance sales and service group, nines insurance agencies including two with national operating licenses, and three claims adjusting firms, with 881 sales and service branches and outlets, 350,565 registered independent sales agents and 1,829 in-house claims adjustors. Our distribution and service network consisted of 771 sales outlets in 23 provinces and 113 claims services outlets in 31 provinces.

The following table sets forth additional information concerning our distribution and service network as of March 31, 2021, broken down by provinces:

Province	Number of Sales and Service Outlets	Number of Sales Agents	Number of In-house Adjustors
Shandong	165	88,911	52
Guangdong	77	30,073	361
Guangxi	24	28,383	35
Jiangsu	42	28,268	170
Hebei	89	25,213	26
Henan	32	19,998	48
Anhui	49	19,110	45
Sichuan	93	15,688	49
Inner Mongolia	17	14,401	15
Yunan	20	12,507	19
Chongqin	15	11,603	37
Liaoning	24	10,404	61
Zhejiang	50	10,230	166
Shaanxi	16	8,966	71
Hunan	68	6,758	41
Shanxi	9	5,652	21
Fujian	31	5,570	45
Hubei	21	3,134	93
Heilongjiang	2	1,685	4
Tianjin	10	1,452	30
Jiangxi	7	1,334	61
Beijing	4	1,205	130
Shanghai	8	19	93
Guizhou	3	—	59
Ningxia	1	—	44
Hainan	1	—	13
Qinghai	1	—	10
Jilin	2	—	21
Xinjiang	1	—	4
Gansu	1	—	4
Tibet	1	—	1
Total	884	350,565	1,829

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

Customers

We sell life and health insurance products including critical illness, annuity insurance, whole life insurance and term life insurance and endowment insurance primarily to individual customers as well as property and casualty insurance products including individual accident insurance, homeowner insurance products, liability insurance and travel insurance. Customers for the life and health insurance products we distribute are primarily individuals under 50 years of age. For the year ended December 31, 2020, no single individual customer who has purchased insurance products through us accounted for more than 1% of our net revenues. Our customers for the claims adjusting services are primarily insurance companies and online mutual-aid platforms.

As of December 31, 2020, we had accumulated approximately 12 million individual customers, of which approximately 1.8 million have purchased at least one regular long term life and health insurance policy. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referrals and cross-selling opportunities.

Insurance Company Partners

As of March 31, 2021, we had established business relationships with 104 insurance companies in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Since 2007, we have sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of all our subsidiaries located in different parts of China. For the distribution of insurance products, we had outstanding contracts with 32 life insurance companies, four health and pension insurance companies and 23 property and casualty insurance companies, which were all signed at the corporate headquarter level as of March 31, 2021. For the provision of claims adjusting services, we also had outstanding contracts with 59 insurance companies, and 13 other institutions as of March 31, 2021.

Insurance Aggregator Site Partners

In October 2017, we shifted to a platform business model for our auto insurance business. Under the new business model, we no longer enter into contracts with property and casualty insurance companies for the distribution of auto insurance products through our individual sales agents to earn profits from the commission spread. Rather, we operate CNpad Auto as an auto insurance transaction portal which connects insurance distributors with our sales agents and received technology service fees from distributors which provide auto insurance products on CNpad Auto based on the volume of insurance premiums they transact through CNpad Auto. A technology service fee is typically much smaller than the commission we previously received from insurance companies, though our costs are generally minimal. From 2018, we started partnering with third party online auto insurance platforms, for the facilitation of auto insurance products, by introducing agent traffic to these platforms. We stopped charging this technology service fee starting from the fourth quarter of 2019. CNPad Auto App was discontinued in the third quarter of 2020 after its key functionalities were integrated into Lan Zhanggui.

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:

●	Professional insurance intermediaries. The professional insurance intermediary sector in China is highly fragmented, accounting for only 11.5% of the total insurance premiums generated in China in the first nine months of 2020, according to statistics quoted by an officer of the CBIRC at the 2020 Insurance China Insurance Innovation Development Conference. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion. We believe that we can compete effectively with these insurance intermediary companies with our long operating history, strong brand recognition, a strong and stable team of managers and sales professionals, leading online platforms and diversified product offerings. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

●	Insurance companies. The distribution of individual life insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales forces and exclusive sales agents to distribute their own products. In addition, in recent years several major insurance companies have increasingly used telemarketing and the Internet to distribute insurance. We believe that we can compete effectively with insurance companies because we focus only on distribution and offer our customers a broad range of insurance products underwritten by multiple insurance companies.

●	Entities that offer insurance products online. In recent years, domestic insurance companies, Internet companies and professional insurance intermediaries have begun to engage in the Internet insurance business. However, each of their insurance e-commerce operations has its own limitations. The insurance products offered on an insurance company’s website are usually confined to those under its own brand. Most Internet companies have limited experience in insurance operation with limited or no offline sales and service support. Our better brand recognition, larger sales scale and broader sales and service network also differentiate us from other professional insurance intermediaries. We believe that we can compete effectively with these business entities because our online insurance platforms offer users access to a broad range of insurance products underwritten by multiple insurance companies’ good after-sale services that are backed by our nation-wide service network and better user experience.

●	Other business entities. In recent years, business entities that distribute insurance products as an ancillary business, primarily commercial banks and postal offices, have been playing an increasingly important role in the distribution of insurance products, especially life insurance products. However, the insurance products distributed by these entities are mostly confined to those related to their main lines of business, such as investment-related life insurance products. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products.

We compete primarily with the other major claims adjusting firms in China, particularly Min Tai’an Insurance Surveyors & Loss Adjusters Co., Ltd., or Min Tai’an. We believe that we can compete effectively with Min Tai’an and other major insurance claims adjusting firms because we offer our customers a diversified range of claims adjusting services covering medical-insurance, property insurance, auto insurance, marine and cargo insurance, and personal injury and accident insurance and are able to leverage the business relationships we have developed with insurance companies through the distribution of property and casualty insurance products.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of March 31, 2021, we had 34 registered trademarks in China, including our corporate logo. Our main website is www.fanhuaholdings.com.

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

Regulation of Insurance Agents

The principal regulation governing insurance agents is the Provisions on the Supervision and Administration of Insurance Agents, or the PSAIA, issued by the CBIRC on November 12, 2020 and effective on January 1, 2021, replacing the Provision on the Supervision and Administration of Professional Insurance Agencies issued by the CIRC on September 25, 2009 and amended on April 7, 2013, the Measures on the Supervision and Administration of Insurance Salespersons issued on January 6, 2013 and the Interim Measures on the Administration of Ancillary-Business Insurance Agency issued on August 4, 2000.

The term of “insurance agent” refers to an entity or an individual entrusted by insurance companies to handle insurance business by and within the authorization of, and which collects commissions from insurance companies, and includes a professional insurance agency, ancillary-business insurance agency and individual insurance sales agent which refers to a captive insurance agent of an insurance company.

The practitioner of an insurance agency refers to an individual engaged in the sales of insurance products or loss assessment and claims settlement services for a professional insurance agency or ancillary-business insurance agency.

To engage in insurance agency business, a professional insurance agency shall obtain an insurance agency business permit issued by the CBIRC, after obtaining a business license, and satisfy the requirements prescribed by the PSAIA or other relevant regulations on shareholder and management qualification, capital contribution, articles of association, corporate governance and internal control procedures with viable business model and sound business and financial information system. An insurance agency may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. The name of a professional insurance agency shall contain the words “insurance agency”.

The minimum registered capital for establishing a nationwide professional insurance agency is RMB50 million and that for a regional professional insurance agency is RMB20 million. The registered capital of a professional insurance agency must be paid-in monetary capital. To operate outside of its registration place, a nationwide professional insurance agency shall set up local provincial branches first before setting up additional sub-branches and sales offices.

Professional insurance agencies shall, within 5 days from the date of occurrence of any of the following circumstances, report to the CBIRC through the supervision information system and make public disclosure: (i) change of name, domicile or business address; (ii) change of shareholders, registered capital or the form of organization; (iii) change of name or capital contribution of a shareholder; (iv) amendments to the articles of association; (v) equity investment in, or establishment of offshore insurance institutions or non-operating institutions; (vi) division, merger, dissolution, or termination of insurance agency business activities of branches; (vii) change of the principal person-in-charge of a sub-branch; (viii) administrative punishment, civil punishment or pending investigation of suspected illegal crime; or (ix) other reportable events prescribed by the insurance regulatory body under the State Council.

A professional insurance agency may engage in all or part of the following businesses: (i) selling insurance products on behalf of insurance companies; (ii) collecting insurance premium on behalf of insurance companies; (iii) insurance-related loss survey and claims settlement on behalf of insurance companies; or (iv) other relevant businesses stipulated by the insurance regulatory body under the State Council. Insurance agents shall not engage in insurance agency business beyond the business scope and business area of the insurance companies for which they act as agents.

A professional insurance agency and its sales practitioners and individual insurance agents are not allowed to sell non-insurance financial products, except for non-insurance financial products approved by relevant financial regulatory authorities provided that all necessary qualification requirements are being met.

A professional insurance agency shall, within 20 days upon obtaining business permits, procure professional liability insurance or make contributions to security deposit. Minimum compensation for each accident under the one-year professional liability insurance policy shall be no less than RMB1 million, and accumulative compensation under the one-year insurance policy shall be no less than RMB10 million and the total core business revenue of the professional insurance agency company in the previous year. If a professional agency intends to pay deposit, the deposit shall be paid at 5% of its registered capital and when it increases its registered capital, the amount of the deposit shall be increased proportionately.

The senior managers of a professional insurance agency must meet specific qualification requirements in education background and relevant industry working experience set forth in the PSAIA.

An insurance agent shall perform sales practicing register with the CRIBC’s Insurance Intermediaries Regulatory Information System for its individual insurance agent or sales practitioner. Each individual insurance agent or sales practitioner of an insurance agency can only be allowed to register with one institution.

Specific information disclosure requirements are also provided in the PSAIA. For example, it is required that a professional insurance agency or its branches shall place its business license and copies of permit in a prominent position in its domicile or business site. Insurance agents shall make full disclosure of all relevant information of insurance products to policyholders and make clear representation of the clauses in the insurance contract including liability, liability reduction or exemption, cancellation and other expense deductions, cash value, cooling-off period and etc.

Regulation of Insurance Brokerages

The principal regulation governing insurance brokerages is the Provisions on the Supervision and Administration of Insurance Brokers, or the POSAIB, promulgated by the CIRC on February 1, 2018 and effective May 1, 2018, replacing the Provisions on the Supervision of Insurance Brokerages issued on September 25, 2009, as amended on April 27, 2013, and the Measures on the Supervision and Administration of Insurance Brokers and Insurance Claims Adjustors issued by the CIRC on January 6, 2013.

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

Personnel of an insurance adjusting firm or its branches engaged in any of the insurance adjusting businesses described above must comply with the qualification requirements prescribed by the CIRC. The senior managers of an insurance adjusting firm must meet specific qualification requirements set forth in the POSAICA.

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

An insurance intermediary service group company must have:

●	a registered capital of at least RMB100 million;

●	no record of material violation by investors of applicable laws and regulations in the previous three years;

●	at least five subsidiaries, among which at least two are professional insurance intermediary companies which contribute at least 50% of the total revenues of the group;

●	chairman (Executive director) and the senior management with qualifications stipulated by the CIRC;

●	perfect governance structure, sound organization, effective risk management and internal control management system;

●	business premises and office equipment which are suitable for the development of the businesses; and

●	other conditions stipulated by laws, administrative regulations and the CIRC.

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

Content Related to Insurance Industry in the Closer Economic Partnership Arrangements

Under CEPA Supplement IV signed in June and July 2007 and CEPA Supplement VIII signed in December 2011, local insurance agencies in Hong Kong and Macao are allowed to set up wholly-owned insurance agency companies and conduct insurance intermediary businesses in Guangdong Province (including Shenzhen) on a pilot basis if they fulfill the following criteria:

●	The applicant must have operated an insurance brokerage businesses in Hong Kong and Macao for over 10 years;

●	The applicant’s average annual revenue of insurance brokerage business for the past three years before application must not be less than HKD500,000 and the total assets as at the end of the year before application must not be less than HKD500,000;

●	Within three years before application, there has been no serious misconduct or record of disciplinary action; and

●	The applicant must have set up a representative office in mainland China for over one year

Regulations on Internet Insurance

The principal regulation governing the operation of internet insurance business is the Measures for the Supervision of the Internet Insurance Business, or the Measures, promulgated on December 7, 2020 and effective on February 1, 2021, replacing the Interim Measures for the Supervision of the Internet Insurance Business, or the Interim Measures, issued on July 22, 2015 and effective on October 1, 2015.

According to the Measures, the term of “internet insurance business” refers to the business of concluding insurance contracts and providing insurance services by insurance institutions with internet technologies. Insurance institutions refer to insurance companies and insurance intermediaries which include insurance agents (except individual insurance agents), insurance brokerage firms and insurance claims adjusting firms. Insurance agents (except individual insurance agents) refer to professional insurance agencies, bancassurance-related ancillary insurance agencies and internet companies that have obtained licenses for engaging in insurance agency business in accordance with applicable laws and regulations. Non-insurance institutions are not allowed to conduct internet insurance business, including but not limited to, providing insurance product consultancy services, providing insurance product comparison, price quotation and price comparison services, designing insurance plans for the insureds and handling insurance application formalities on behalf of the insureds and collecting premiums by proxy.

A self-operated internet platform refers to an internet platform established by insurance institutions for conducting insurance business, by which insurance institutions can operate business independently and have full access to the data on the platform. The internet insurance business of an insurance institution shall be operated and managed by its headquarter with standardized and centralized business platform, business procedures and management system.

To carry out internet insurance business, an insurance institution shall meet the following requirements, among others: (i) making ICP filing in the case of operating a mobile application or website; (ii) maintaining independent information management system and core business system to support its internet insurance business operation; (iii) equipped with a comprehensive working mechanism for network security monitoring, information alert, emergency management, and cybersecurity protection measures for border protection, intrusion detection, data protection and disaster recovery; (vi) equipped with certified Safety Level-III Computer Information System for a self-operated online platform that can facilitate insurance sales and application and no lower than Safety level-II Computer Information System for self-operated online platforms without insurance sales and application functions; (v) having designated department and personnel for managing the internet insurance business; (vi) maintaining sound management system and operating procedures; (vii) having a sound Internet insurance business management system and operating rules; (viii) when an insurance company carries out Internet insurance sales, it shall comply with the relevant regulations of the CBIRC on solvency, supervision and evaluation of consumer rights and interests protection, etc.; (ix) professional insurance intermediaries shall be national institutions, and their business areas shall not be limited to the provinces (autonomous regions, municipalities directly under the Central Government, cities separately listed on the State plan) where the head office’s business license is registered, and comply with the relevant provisions of the CBIRC on the classified supervision of insurance professional intermediary institutions; (x) other conditions prescribed by the Bancassurance Regulatory Commission.

Insurance institutions shall carefully evaluate their own risk management and control capacity and customer service capacity, and rationally determine and choose insurance products and the scope of sales activities suitable for internet operations.

Insurance institutions engaging in internet insurance business shall establish official website and set up internet insurance column for information disclosure.

The Measures also specifies requirements on disclosure of information such as information regarding insurance products sold on the internet, the qualification of the insurance institutions operating the internet insurance business, contact methods for local support and compliant provides guidelines for the operations of the insurance institutions that engage in internet insurance business.

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

On March 28, 2007, SAFE promulgated the Operating Rules for Administration of Foreign Exchange in Domestic Individuals’ Participation in Employee Stock Ownership Plans and Stock Option plans of Companies Listed Abroad, or the Operating Rules. Stock Option Rule. On February 15, 2012, SAFE promulgated the No. 7 Notice, which supersedes the Stock Option Rule in its entirety and immediately became effective upon circulation. According to the No. 7 Notice, domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are Chinese citizens (including citizens of Hong Kong, Macao and Taiwan) or foreign individuals who consecutively reside in the territory of PRC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues such as foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues such as exercise of options, purchasing and sale of related stocks or equity, and funds transfer. Where a domestic agency needs to remit funds out of China as required for individuals’ participation in an equity incentive plan, the domestic agency shall apply with the local office of the SAFE for a foreign exchange payment quota on a yearly basis. A domestic agency shall open a domestic special foreign exchange account in the bank. After repatriation of foreign currency income earned by individuals from participation in an equity incentive plan, the domestic agency shall request the bank to transfer the funds from its special foreign currency account to respective personal foreign currency deposit accounts. In the case of any significant change to the equity incentive plan of a company listed abroad (such as amendment to any major terms of the original plan, addition of a new plan, or other changes to the original plan due to merger, acquisition or reorganization of the overseas listed company or the domestic company or other major events), the domestic agency or the overseas trustee, the domestic agency shall, within three months of the occurrence of such changes, go through procedures for change of foreign exchange registration with the local office of the SAFE. The SAFE and its branches shall supervise, administer and inspect foreign exchange operations related to individuals’ participation in equity incentive plans of companies listed abroad, and may take regulatory measures and impose administrative sanctions on individuals, domestic companies, domestic agencies and banks violating the provisions of the No. 7 Notice.

We and our employees who have been granted applicable equity awards shall be subject to the No. 7 Notice. If we fail to comply with the No. 7 Notice, we and/or our employees who are subject to the No. 7 Notice may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

Regulations on Dividend Distribution

Before January 1, 2020, the principal regulations governing dividend distributions of wholly foreign-owned companies include:

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

With the Foreign Investment Law becoming effective on January 1, 2020, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations are no longer applicable. The Foreign Investment Law and its implementation rule, named as Implementing Regulations of the Foreign Investment Law of the People’s Republic of China, or the Implementing Regulations, does not specify the rules of dividend distribution of wholly foreign-owned companies, however, article 31 of the Foreign Investment Law states that the organizational form, organizational structure and their activities of a foreign-invested enterprise shall be governed by the provisions of the PRC Company Law, PRC Partnership Enterprise Law and other relevant laws, article 46 of the Implementing Regulations states that after the organizational forms, organizational structures, etc. of existing Foreign-invested Enterprises have been adjusted pursuant to the law, existing parties to Sino-foreign equity or cooperative joint ventures may continue to handle relevant matters according to the method of equity or interest transfer, the method of income distribution, the method of surplus assets distribution, etc. agreed in the relevant contracts. Therefore, relevant PRC laws such as PRC Company Law may apply to the dividend distribution of Foreign-owned companies, and the methods of dividend distribution stated in the current articles of association of the foreign-owned companies may still be applicable.

Regulation on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Provisions on Foreign Investors’ Merger with and Acquisition of Domestic Enterprises, or the Order No. 10 (2006) which became effective on September 8, 2006 and was amended on June 22, 2009. The Order No. 10 (2006) purports, among other things, to require offshore SPVs, formed for overseas listing purposes and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

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

Regulations on Tax

PRC Enterprise Income Tax

The PRC EIT is calculated based on the taxable income determined under the PRC accounting standards and regulations, as well as the EIT law. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, a new EIT law which became effective on January 1, 2008, which was subsequently amended on March 16, 2007, February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated the Implementation Rules which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform EIT rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain exceptions. Under the EIT Law, as further clarified by the Implementation Rules, the Transition Preferential Policy Circular and other related regulations, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them in the following manners: (i) in the case of preferential tax rates, for a five-year period starting from January 1, 2008, during which the tax rate will gradually increase to 25%; or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. However, if such an enterprise has not enjoyed the preferential treatments yet because of its failure to make a profit, its term for preferential treatment will be deemed to start from 2008. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC Enterprise Income Tax Law may increase the enterprise income tax rate applicable to some of our PRC subsidiaries which could have a material adverse effect on our result of operations.”

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

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries through our BVI subsidiary are subject to a 10% withholding tax, provided that we are determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the EIT Law. Pursuant to the Double Taxation Arrangement, which became effective on January 1, 2007, which was subsequently amended on January 30, 2008, May 27, 2010, April 1, 2015 and July 19, 2019, dividends from our PRC subsidiaries paid to us through our Hong Kong wholly-owned subsidiary CNinsure Holdings Ltd. are subject to a withholding tax at a rate of 5%. However, as described above, we may be considered a PRC resident enterprise for EIT purposes, in which case dividends received by us from our PRC subsidiary would be exempt from the PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. In July 2018, CNinsure Holdings Ltd. was determined by Hong Kong Taxation Bureau to be a Hong Kong resident enterprise and completed the application and filing process for enjoying the tax treaty in PRC Taxation Bureau therefore we have applied 5% withholding tax rate for the dividends paid by our PRC subsidiaries since then. As there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether any dividends to be distributed by us, if we are deemed a PRC resident enterprise, to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.”

C.	Organizational Structure

Corporate Structure

Historically, PRC laws and regulations restricted foreign investment in and ownership of insurance intermediary companies and internet companies. In October 2011, we commenced a restructuring of our company. Through a series of equity transfers, we had obtained direct controlling equity ownership in all of our insurance intermediary companies and our online operations by May 2016. Accordingly, from December 2005 to May 2016, we conducted all or part of our business in China through contractual arrangements among our PRC subsidiaries, then-existing consolidated affiliated entities and their shareholders. We relied on contractual arrangements to control and receive economic benefits from our then-existing consolidated affiliated entities, which became our wholly-owned subsidiaries in 2016. The contractual arrangements were terminated between January 2015 and May 2016.

In October 2015, we, through our wholly-owned subsidiary Meidiya Investment Co., Ltd., or Meidya Investment, entered into act-in-concert agreements with 5 equity interest holders of Fanhua Insurance Surveyors & Loss Adjustors Company Limited, or FHISLA and controls 69.0% of voting interests in aggregate. The act-in-concert agreements were effective from October 26, 2015 and will remain effective for as long as FHISLA is in operation, until and only when all contracting parties agree to cease the agreement. Per the act-in-concert agreements, all the disagreements will ultimately be determined by Meidiya Investment, the shareholder of the highest shareholding amongst the act-in-concert group in FHISLA. Accordingly, we control 69.0% of voting rights in aggregate, which exceeds the 2/3 of the voting requirement to pass all resolutions in shareholder meetings of FHISLA.

We currently conduct our insurance agency and claims adjusting business in China primarily through our wholly-owned subsidiary Fanhua Insurance Sales Service Group Company Limited, or FISSG, and its subsidiaries. As of March 31, 2021, we, through FISSG, have a controlling equity ownership in two insurance sales services companies with national operating licenses, 7 regional insurance agencies, and three insurance claims adjusting firms. We also own 18.5%% equity interest of CNFinance, 4.5% equity interest of Puyi Inc. and 14.9% equity interest of one online claim adjusting service company.

FISSG and its direct and indirect subsidiaries hold the licenses and permits necessary to conduct our insurance intermediary business and internet insurance distribution business in China.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of March 31, 2021:

The diagram above omits the names of subsidiaries that are immaterial individually and in the aggregate. For a complete list of our subsidiaries as of March 31, 2021, see Exhibit 8.1 to this annual report.

For the insurance agency business, we have obtained direct controlling voting rights in all of our insurance intermediary companies and our online operations and terminated all of the contractual arrangements. For the claims adjusting business, we control 69.0% of voting interests of FHISLA in aggregate per the act-in-concert agreements, which has exceeded the 2/3 of the voting requirement to pass all resolutions in shareholder meetings of FHISLA. In the opinion of Global Law Office, our PRC legal counsel, both the direct and indirect controlling equity ownership structures of our subsidiaries in China have complied with all existing PRC laws and regulations and the business operations of our PRC subsidiaries comply in all material respects with existing PRC laws and regulations.

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

Our headquarters are located in Guangzhou, China, where we leased approximately 2,669 square meters of office space as of December 31, 2020. Office space leased by our subsidiaries and consolidated affiliated entities, including certain space used and paid by sales teams, was approximately 183,192 square meters as of December 31, 2020. In 2020, our total rental expenses were RMB106.6 million (US$16.3 million).

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. This discussion and analysis contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report. For discussion of 2018 items and year-over-year comparisons between 2019 and 2018 that are not included in this annual report on Form 20-F, refer to “Item 5. – Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2019, that was filed with the Securities and Exchange Commission on April 29, 2020.

A.	Operating Results

Factors Affecting Our Results of Operations

As an insurance intermediary in China, our financial condition and results of operations are affected by a variety of factors, including:

●	business relationship with important insurance company partners;

●	total premium payments to Chinese insurance companies;

●	the extent to which insurance companies in the PRC outsource the distribution of their products and claims adjusting functions;

●	premium rate levels and commission and fee rates;

●	the size and productivity of our sales force;

●	commission rates for individual sales agents;

●	product and service mix;

●	share-based compensation expenses;

●	seasonality; and

●	Impact on our business and financial results due to the COVID-19 pandemic;

Business Relationship with Important Insurance Company Partners

We derive significant revenue from our important insurance company partners. Among the top five of our insurance company partners, each of Huaxia, Aeon, Sinatay and Evergrande accounted for more than 10% of our total net revenues from continuing operations individually in 2020, with Huaxia accounting for 18.6%, Aeon accounting for 17.1%, Sinatay accounting for 15.4% and Evergrande accounting for 10.4%. As a result, any significant changes to our business relationship with the important insurance company partners could have a material impact on our revenue and profit.

Total Premium Payments to Chinese Insurance Companies

The Chinese insurance industry has grown substantially in the past decade. Between 2010 and 2020, total insurance premiums increased from RMB1.5 trillion to RMB4.5 trillion, representing a compound annual growth rate, or CAGR, of 12.0%, according to the CBIRC. Although the growth has slowed down significantly in 2020 due to the impact from COVID-19, among others, we believe that certain macroeconomic and demographic factors, such as increasing per capita GDP, and an aging population and people’s increasing awareness for insurance protection, have contributed to and will continue to drive the growth of the Chinese insurance industry in the long term.

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

The Extent to Which Insurance Companies in the PRC Outsource the Distribution of their Products and Claims Adjusting Functions

Historically, insurance companies in the PRC have relied primarily on their exclusive individual sales agents and direct sales force to sell their products. However, in recent years, as a result of increased competition, consumers’ demand for more choices and regulatory focus on long term protection-oriented life insurance products, more and more insurance companies gradually expanded their distribution channels to include insurance intermediaries such as commercial banks, postal offices, professional insurance agencies and professional insurance brokerages. In addition, because of the increasingly high cost for establishing and maintaining distribution networks of their own, more and more medium-size insurance companies have chosen to rely primarily on insurance intermediaries to distribute their products while they focus on other aspects of their business.

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

The Size and Productivity of Our Sales Force

As a distributor of insurance products, we generate revenue primarily through our sales force who are individual sales agents in our distribution and service network. Some entrepreneurial management staff or senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We refer to these independent agents as “entrepreneurial agents.” An entrepreneurial agent is usually able to assemble and lead a team of sales agents. We have been actively recruiting and will continue to recruit entrepreneurial agents to join our distribution and service network as our sales agents. Entrepreneurial agents have been instrumental to the development of our life insurance business. The size of our sales force and its productivity, as measured by the average number of insurance products sold per performing sales agent who refer to a sales agent who has sold at least one insurance policy, the average premium per product sold and the average premiums generated per performing sales agent during any specified period, directly affect our revenue and results of operations. In recent years, as the result of our efforts to streamline our sales force with more focus on better performing sales agents as well as the adverse impact of the COVID-19 on the sales activities of our sales agents, the size of our sales force has decreased substantially which had adversely affected our financial results. However, in late 2020, we have embarked on a series of strategic initiatives to professionalize our sales force which we expect to bring positive results on the number of our performing agents and their productivity and as a result have positive impact on our financial performance.

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

Most individual life and health insurance policies we distribute require periodic payment of premiums, typically annually, during a pre-determined payment period, generally ranging from 5 to 25 years. For each of such policy that we distribute, insurance companies will pay us a first-year commission and fee based on a percentage of the first-year premiums, and subsequent commissions and fees based on smaller percentages of the renewal premiums paid by the insured throughout the renewal term of the policy. Therefore, once we distribute a life and health insurance policy with a periodic payment schedule, it can bring us a steady flow of commission and fee revenue throughout the renewal term as long as the insured fulfills his or her premium payment commitment and continuously renews the policy.

Because of the recurring nature of commissions derived from long term life and health insurance business, and the higher gross margin of our life insurance business than that of our property and casualty insurance business, we intend to focus our efforts on distributing more long term life and health insurance products, which we believe will have a positive impact on our revenue and gross margin in the long term.

The property and casualty insurance policies we distribute primarily consist of individual accident insurance, indemnity medical insurance, travel insurance, and homeowner insurance we distribute through Baoxian.com. Because the insurance products that we distribute through Baoxian.com are mostly underwritten by property and casualty insurance companies, we classify them as property and casualty insurance products. These property and casualty insurance policies we distribute are typically for a one-year term, with a single premium payable at the beginning of the term. As a result, the insured has to purchase new policies through us every year. Accordingly, we receive a single commission or fee for each property and casualty policy we distribute.

Claims Adjusting Segment

The fees we receive for our claims adjusting services are calculated based on the types of insurance products involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For services provided in connection with auto insurance, individual accident insurance and health insurance, our fees are generally fixed and the amounts collected are based on the types of services provided. In some cases, our fees are charged based on the number of claims adjustors involved in providing the services. We pay our in-house claims adjustors a base salary plus a commission calculated based on a small percentage of the service fees we receive from insurance companies or the insured. The claims adjusting business has become and likely will continue to be a steady source of our net revenues. The operating margin of our claims adjusting segment are generally lower than those of our insurance agency segment although its gross margin is relatively higher. We expect that revenues from our claims adjusting business as a percentage of our total net revenues to remain stable over the next few years.

Share- based Compensation Expenses

Our historical results of operations have been affected by the share-based compensation expenses incurred. In 2019 and 2020, we incurred share-based compensation expenses of RMB0.4 million and negative RMB0.4 million, respectively. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Performance Indicators — Operating Costs and Expenses — Share-based Compensation Expenses” for a more detailed discussion of our historical share-based compensation expenses. In order to attract and retain the best personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business, we adopted a share incentive plan in October 2007. Under our 2007 Share Incentive Plan, as amended and restated in December 2008, we issued an aggregate number of 136,874,658 ordinary shares which equaled to 15% of our total number of shares outstanding immediately after the closing of our initial public offering, to cover awards granted under the plan. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentives — 2007 Share Incentive Plan.” All of the share-based compensation expenses related to the options granted under the 2007 Share Incentive Plan have been amortized as of December 31, 2016. On June 14, 2018, we announced the 521 Plan, which enabled the Participants, consisting of certain key employees and independent sales agent team leaders, to invest in the Company by purchasing a total of 280,000,000 ordinary shares of the Company, representing 14 million of the Company’s ADSs at the subscription price of US$27.38 per ADS. Accordingly, we recognized share-based compensation expenses in 2019. In the third quarter of 2020, we concluded that the stock options related to the 521 Plan were not probable to be vested because the performance target was not probable to be met. Accordingly, RMB0.4 million of cumulative cost recognized in prior periods was reversed. In December 2020, we canceled the 521 Plan without any replacement awards. Therefore, we do not expect share-based compensation expenses to be a significant component of our operation expenses in the near future.

Seasonality

Our quarterly results of operations are affected by seasonal variations caused by business mix, insurance companies’ business practices and consumer demand. For life insurance business, much of the jumpstart sales activities of life insurance companies occur during the first quarter of a year, while business activities slow down in the fourth quarter of a year as life insurance companies focus on the preparation for the jumpstart sales season of the coming year by preparing to launch new products, making marketing plans and organizing training. During the jumpstart sales season, life insurance companies will offer incentives that are more attractive to insurance intermediaries and sales agents to boost sales. Accordingly, our commission and fee revenue derived from life insurance business is generally the highest in the first quarter of a year and the lowest in the fourth quarter of a year. For property and casualty insurance products that we distribute on Baoxian.com, there was no obvious seasonal fluctuation.

Impact on our business and financial results due to the COVID-19 pandemic

In December 2019, COVID-19 was first detected in China and then in other countries. The outbreak has caused wide-ranging economic disruption in China cross various industries. As of March 31, 2021, the COVID-19 coronavirus outbreak in China has been under control and businesses in China have gradually resumed normal business activities since May 2020.

For fiscal year 2020, our business was negatively impacted due to the COVID-19 pandemic, particularly in the first half of 2020, primarily because (i) the sales activities of our sales agents have been largely hindered due to the difficulty to interact with prospective customers face-to-face as result of the social distancing measures imposed to contain the spread of the COVID-19 in the first half of 2020; (ii) recruitment of agents slowed down due to the suspension of large-scale offline agent recruitment seminars until May 2020 and increased competition for agents in the insurance industry amid the challenging business environment; (iii) our plan to establish new branches in selected major cities were put on hold; and (iv) the epidemic has accelerated the trend of the young generation turning to the internet for insurance information search and purchase of short-term medical insurance products.

As a result, our net revenues decreased by 11.8% from RMB3.7 billion in 2019 to RMB3.3 billion.

In addition, the business operation of our non-consolidated affiliated investees has also been adversely impacted by the COVID-19 outbreak which had affected the fair value of our investment in affiliates.

Key Performance Indicators

As of December 31, 2019 and 2020, we operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for distributing life insurance products and P&C insurance products on behalf of insurance companies, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services.

Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance.

Net Revenues

Our revenues are net of PRC tax surcharges and value-added tax incurred. In 2019 and 2020, we generated net revenues of RMB3.7 billion and RMB3.3 billion (US$500.9 million), respectively. We derive net revenues from the following sources:

●	Insurance agency segment: commissions paid by insurance companies for the distribution of (i) life and health insurance products, and (ii) commoditized property and casualty products sold through Baoxian.com, which accounted for 90.0% and RMB86.7% of our net revenues for 2019 and 2020, respectively;

●	Claims adjusting segment: commissions and fees primarily paid by the insurance companies for the provision of claims adjusting services, which accounted for 10.0% and 13.3% of our net revenues for 2019 and 2020, respectively;

The following table sets forth our total net revenues earned from each of our reporting segments both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	Year Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands except percentages)
Agency	3,335,397	90.0	2,834,997	434,482	86.7
Life insurance business	3,193,625	86.2	2,703,584	414,342	82.7
P&C insurance business	141,772	3.8	131,413	20,140	4.0
Claims adjusting	370,606	10.0	433,148	66,383	13.3
Total net revenues	3,706,003	100.0	3,268,145	500,865	100.0

Insurance agency segment primarily covers distribution of life and health insurance products and property and casualty insurance products to individuals. Net revenues from the insurance agency segment decreased from 2019 to 2020 in both absolute amount and as a percentage of our total net revenues.

Net revenues generated from distribution of long term life and health insurance products have become our primary source of revenue. We began distributing individual life and health insurance products in 2006. Net revenues generated from distribution of life and health insurance products decreased from 2019 to 2020, both in absolute amounts and as a percentage of our net revenues primarily due to the impact of COVID-19. We expect our life insurance business to grow and bring in significant revenue that will continue to represent a high percentage of our total net revenues in the next several years. We believe this growth will be driven by a number of factors including stronger demand for traditional life and health insurance products as a result of the aging population and the Chinese consumers’ increasing awareness of the benefits of insurance.

Net revenues generated from distribution of property and casualty insurance products decreased from 2019 to 2020 in absolute amounts of our net revenues, primarily due to lower demand for travel and accident insurance products as travel activities were significantly adversely affected by COVID-19 pandemic. We expect our net revenues to be derived from distribution of property and casualty insurance products to remain stable in 2021.

We began providing claims adjusting services in 2008. Net revenues from our claims adjusting segment increased from 2019 to 2020, reflecting our increased efforts to expand individual medical and health insurance-related claims adjusting services. We expect that net revenues from claims adjusting services as a percentage of our total net revenues will be stable in the next few years.

The commissions and fees we receive from the distribution of insurance products are based on a percentage of the premiums paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the insurance products are sold. We typically receive payment of the commissions and fees from insurance companies for insurance products on a monthly basis. Some of the fees are paid to us annually or semi-annually in the form of additional performance bonuses after we achieve specified premium volume or policy renewal goals as agreed upon between the insurance companies and us.

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

	Year Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	3,706,003	100.0	3,268,145	500,865	100.0
Operating costs	(2,483,448)	(67.0)	(2,213,865)	(339,290)	(67.7)
Selling expenses	(278,085)	(7.5)	(288,460)	(44,208)	(8.8)
General and administrative expenses	(475,107)	(12.8)	(463,634)	(71,055)	(14.2)
Total operating costs and expenses	(3,236,640)	(87.3)	(2,965,959)	(454,553)	(90.7)

Operating Costs

We incur costs primarily in connection with the distributions of insurance products and the provision of claims adjusting services. Our operating costs decreased from 2019 to 2020, which was in line with the decrease in revenue during the same period. We rely mainly on individual sales agents and to a much lesser degree, on Baoxian.com for the distributions of insurance products. For claims adjusting services, we rely mainly on our in-house claims adjustors and non-affiliated claims adjustors through Chetong.net. Operating costs incurred as a percentage of net revenues increased from 2019 to 2020, primarily due to the slower growth of our renewal life insurance business and the decrease in volume-based commission from new life insurance business. We anticipate that our operating costs as a percentage of our total net revenues to remain stable.

Selling Expenses

Our selling expenses primarily consist of:

●	salaries and employment benefits for employees who work in back office below the provincial management level;

●	office rental, telecommunications and office supply expenses incurred in connection with sales activities; and

●	advertising and marketing expenses.

We expect that our selling expenses will increase as we will establish new offices and enhance trainings as part of our efforts to establish a professional sales force in major cities. As we grow in size, we also intend to spend more on marketing and advertising to enhance our brand recognition and promote our online platforms. Selling expenses in 2020 remained stable as compared to 2019.

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

We expect that our general and administrative expenses will increase as we hire additional administrative personnel, pay higher labor costs and incur additional costs in connection with the expansion of our business, and our efforts to invest in digital capabilities and develop our online insurance platforms.

Share-based compensation expenses

As share options granted under the 2012 Share Incentive Plan have all vested by 2016, there was no share-based compensation expenses incurred in 2017 and 2018. We recognized share-based compensation expenses of RMB0.4 million in 2019 as a result of the 521 Plan. The 521 Plan was initially recognized as a liability award, pursuant to the original Loan Agreement related to the 521 Plan and accordingly, share-based compensation expense related to the 521 Plan was variable based on the change of the fair value at the reporting date for each of the first, second and third quarter of 2019. Pursuant to the Second Supplement to the Loan Agreement entered into in November 2019, the 521 Plan was modified which resulted in a change of the award’s classification from liability to equity. Accordingly, share-based compensation expenses in connection with the 521 Plan were recognized on a straight-line basis over the remaining vesting period from 2020 to 2023. In the third quarter of 2020, we concluded that the stock options related to the 521 Plan were not probable to be vested because the performance target was not probable to be met, and accordingly, RMB0.4 million of cumulative cost recognized in prior periods was reversed. In December 2020, we canceled the 521 Plan without any replacement awards. For more information about our share-based compensation expenses, please see Note (19)(b) to our audited consolidated financial statements included in this annual report.

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

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 8.25% for the years ended December 31, 2019 and 2020. Payment of dividends is not subject to withholding tax in Hong Kong.

PRC

EIT

According to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was subsequently amended on March 16, 2007, February 24, 2017 and December 29, 2018, as further clarified by subsequent tax regulations implementing the EIT law, foreign invested enterprises and domestic enterprises are subject to enterprise income tax, or EIT, at a uniform rate of 25%.

Pursuant to the relevant laws and regulations in the PRC, each of Ying Si Kang Information Technology (Shenzhen) Co., Ltd., or Ying Si Kang, and Shenzhen Huazhong United Technology Co., Ltd., or Shenzhen Huazhong, both our wholly-owned subsidiaries, was recognized as a software company and thus exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Ying Si Kang, year 2014 was the first profit-making year and accordingly it has made a 12.5% tax provision for its profits for the year ended December 31, 2018. For Shenzhen Huazhong, 2017 was the first profit-making year and accordingly it has made a 12.5% tax provision for its profits for the years ended December 31, 2019 and 2020.

Pursuant to the Circular on Issues Regarding Tax-related Preferential Policies for Further Implementation of Western Development Strategy jointly issued by the State Ministry of Finance, General Administration of Customs, China and State Administration for Taxation, enterprises located in the western China regions that fall into the encouraged industries are entitled to 15% EIT preferential tax treatment from January 1, 2011 to December 31, 2020. The preferential tax treatment is extended to December 31, 2030, pursuant to the Announcement Concerning the Extension of the EIT Policies for Enterprises Located in the Western China issued by the Ministry of Finance on April 28, 2020. In September 2018, our wholly-owned subsidiary, Fanhua Lianxin Insurance Sales Co., Ltd., which is the holding vehicle of our life insurance operations, was relocated to Tianfu New Area, Sichuan province, PRC. Subsequently, Lianxin will enjoy 15% EIT tax rate instead of unified 25% from September 1, 2018 to December 31, 2030. Tibet Zhuli Investment Co. Ltd. (“Tibet Zhuli”), our wholly-owned subsidiary, was entitled to a preferential tax rate of 9% for the period from January 1, 2015 to December 31, 2017 and 15% for from 2018 to 2020, as it was established with approval in Tibet, PRC, before January 1, 2018.

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

Revenue Recognition

Starting from January 1, 2018, we accounted for revenue in accordance with ASC 606, “Revenue from Contracts with Customers.”

Our revenue from contracts with insurance companies is derived principally from the provision of agency and claims adjusting services, and insurance companies are defined as our customers under ASC 606. We disaggregate our revenue from different types of service contracts with customers by principal service categories, as the we believe it best depicts the nature, amount, timing and uncertainty of revenue and cash flows.

Insurance agency services revenue

We derive agency revenue serving as a sales agent to distribute various life insurance and P&C insurance products on behalf of the insurance companies by which we are entitled to receive initial commission from the insurance companies based on the premium paid by the policyholders for the related insurance policy sold. For life insurance agency, we are also entitled to renewal commissions when the policyholder renews the policy within the renewal term of the original policy as such life insurance products are typically long-term products.

We have identified the promise to sell insurance products on behalf of an insurance company as the performance obligation in our contracts with the insurance companies. Our performance obligation to the insurance company is satisfied and revenue is recognized at a point in time when an insurance policy becomes effective. Specifically for life insurance agency business, certain contracts include the promise to provide certain post-sales administrative services to policyholders on behalf of the insurance company, such as responding to the policyholder inquiries, facilitating the renewal process and/or gathering information from the policyholder to assist the insurance companies to update the contact information of the policy holder, we have concluded such services are administrative in nature and immaterial, and none of these activities on their own results in a transfer of a good or services to the insurance company in the context of the contract. Accordingly, no performance obligation exists after a policy becomes effective.

Initial placement of an insurance policy

We recognize agency revenue related P&C insurance products (which is short term in nature and related premium are collected upfront) when an insurance policy becomes effective. The commission to be earned is required to be partially refunded contingently on policy cancellations. Based on its past experience, subsequent commission adjustments in connection with P&C insurance policy cancellations have been de minims to date, and are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of P&C insurance policies were 0.2%, 0.1% and 0.2% of the total commission and fee revenues during years ended December 31, 2018, 2019 and 2020, respectively.

For life insurance products, there is generally a 10 to 15 days hesitation period after an initial placement of a life insurance policy, during which the policyholder has a legal right to unconditionally cancel the effective policy regardless of the reasons. According to relevant terms of the insurance agency contracts with customers, we reconcile information of polices sold which also includes polices that have been cancelled by policyholders within the hesitation period, with the insurance companies on a monthly basis. Therefore, we estimate cancellation of polices that have become effective but still within the hesitation period based on subsequent actual data at each reporting date. The cancellation of an effective life insurance policy by the policyholder after the hesitation period does not require us to refund initial commission to insurance companies, but rather impacts our estimate on future commission related to renewal(s) of the policy.

In addition, for life insurance agency, we may receive a performance bonus from insurance companies as agreed and per contract provisions. Once we achieve a certain sales volume based on respective agency agreements, the bonus will become due. Performance bonus represent a form of variable consideration associated with certain sales volume, for which we earn commissions. We estimate the amount of consideration with a constraint applied that will be received in the coming year such that a significant reversal of revenue is not probable, and includes performance bonus as part of the transaction price. For the years ended December 31, 2018, 2019 and 2020, we recognized contingent performance bonus of RMB23.2 million, RMB58.1 million and RMB17.3 million, respectively.

Renewals of a life insurance policy

For the long-term life insurance products, in addition to the initial commission earned, we are also entitled to subsequent renewal commission and compensation, and renewal performance bonus which represent variable considerations and are contingent on future renewals of initial policies or we achieve our performance target.

When making estimates of the amount of variable consideration to which we expect to be entitled, we use the expected value method and evaluates many factors, including but not limited to, insurance companies mix, product mix, renewal term of various products, renewal premium rates and commission rates, to determine the method(s) of measurement, relevant inputs and the underlying assumptions. We consider constraints as well as when determining the amount which should be included in the transaction price, which we refer to as “estimated constrained values”.

The following describes how we apply the expected value method and our key considerations and judgments under the expected value method:

●	Determining portfolio of contracts: We set up portfolios segregated by renewal term of the underlying policies which we refer to as a “batch” under the expected value method, by splitting all the long-term life insurance policies into batches of policies with renewal term of 5 years, 10 years, 15 years, 20 years and 30 years.

●	Accumulating historical data and experiences: We believe that we don’t have sufficient historical data to be utilized to estimate variable consideration of our portfolio of contracts at a confidence level that would not result in a significant reversal when we initially adopted ASC 606 and when we subsequently prepared the fiscal year 2018, 2019 and 2020 financial statements. Instead, we determined to accumulate three renewal years’ data for products sold starting in 2017 as the basis for the estimate, because the 2017 product mix is at a level of distribution and scale that is representative and comparable for those policies sold in subsequent periods, and majority of the renewal commissions are to be paid by the insurance companies within the first 5 years.

●	Estimating variability for each variable renewal consideration: For each of the variable renewal commissions, there is only one underlying variability (i.e., the renewal rates for each of the subsequent years of policy period which is contingent on policyholders’ renewal). Given the payment term for each of the renewal commissions is different, we thus separately estimate the future renewal rates of batches of policies based on accumulated historical renewal information.

●	Considering constraints on estimates: In estimating the variable consideration, we originally evaluated the following factors that could increase the likelihood or magnitude of a reversal:

-	we have limited history of selling our current life insurance products and co-operating with our current customers, such that our experience is of little predictive value in determining future renewal(s) of long-term life insurance policies;

-	the occurrence of a renewal is outside our control and the estimate of renewal rates is complex and requires significant judgement;

-	the estimate of variable consideration associated with policy renewals has a broad range of possible consideration amounts; and

-	the contingency is not expected to be resolved for a long period of time

●	Ongoing reassessment of the estimated constrained values: We continue to reassess the estimated constrained values at the end of each reporting period on a quarterly basis, including continue to review and evaluate the reasonableness of the applied assumptions by comparing the original estimated constrained values with the actual renewal commissions collected to monitor and determine whether any changes to the assumptions are needed.

For years ended December 31, 2018, 2019 and 2020, revenue related to the variable consideration is recorded when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, i.e., when a policyholder pays the renewal premium to the insurance company, and the policy is renewed because we were not able to conclude a significant reversal to the estimated variable consideration not probable, considering factors such as a) we have limited history of selling our current life insurance products with our current customers, such that our past experience in outdated products is of little predictive value in renewal(s) rate estimate; b) the occurrence of a renewal is outside of our control and the estimate of renewal premium rates is complex and requires significant assumptions; and c) the contingency lasts across a long period of time.

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

Recent Accounting Pronouncements

For a summary of recently issued accounting pronouncements not yet adopted that may potentially impact our financial position and results of operations, see Note (2)(ab) to the consolidated financial statements of Fanhua Inc. pursuant to Item 18 of Part III of this annual report.

Results of Operations

The following table sets forth our net revenues, operating costs and expenses and income from operations by reportable segments for the periods indicated.

We are currently operating under two reporting operating segments: (1) insurance agency, and (2) claims adjusting.

	For the Year Ended December 31,
	2019	2019 to 2020 Percentage Change	2020
	RMB	%	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Income Data
Net revenues:
Agency	3,335,397	(15.0)	2,834,997	434,482
Life insurance business	3,193,625	(15.3)	2,703,584	414,342
P&C insurance business	141,772	(7.3)	131,413	20,140
Claims adjusting	370,606	16.9	433,148	66,383
Total net revenues	3,706,003	(11.8)	3,268,145	500,865
Operating costs and expenses:
Operating costs:
Agency	(2,263,952)	(13.7)	(1,953,744)	(299,425)
Life insurance business	(2,166,126)	(13.8)	(1,866,227)	(286,012)
P&C insurance business	(97,826)	(10.5)	(87,517)	(13,413)
Claims adjusting	(219,496)	18.5	(260,121)	(39,865)
Total operating costs	(2,483,448)	(10.9)	(2,213,865)	(339,290)
Selling expenses	(278,085)	3.7	(288,460)	(44,208)
General and administrative expenses	(475,107)	(2.4)	(463,634)	(71,055)
Total operating costs and expenses	(3,236,640)	(8.4)	(2,965,959)	(454,553)
Income from operations
Insurance agency	537,746	(34.2)	353,778	54,218
Claims adjusting	9,132	85.1	16,907	2,591
Other	(77,515)	(11.6)	(68,499)	(10,497)
Income from operations	469,363	(35.6)	302,186	46,312
Other income, net:
Investment income	79,070	(56.0)	34,789	5,332
Interest income	2,828	374.5	13,420	2,057
Others, net	9,664	23.2	11,907	1,825
Income from operations before income taxes and share of income and impairment of affiliates, net	560,925	(35.4)	362,302	55,526
Income tax expense	(143,816)	(42.0)	(83,387)	(12,780)
Share of income and impairment of affiliates, net	(224,555)	(98.8)	(2,738)	(420)
Net income	192,554	43.4	276,177	42,326
Less: Net income attributable to the noncontrolling interests	3,622	118.7	7,923	1,214
Net income attributable to the Company’s shareholders	188,932	42.0	268,254	41,112

Year ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues

Our total net revenues decreased by 11.8% from RMB3,706.0 million in 2019 to RMB3,268.1 million (US$500.9 million) in 2020.

●	Net revenues from our insurance agency segment decreased by 15.0% from RMB3,335.4 million in 2019 to RMB2,835.0 million (US$434.5 million) in 2020. The decrease was primarily due to decline in life insurance business, from RMB3,193.6 million in 2019 to RMB2,703.6 million (US$414.3 million) in 2020, and a decrease in net revenues derived from P&C insurance business.

The decrease in net revenues generated from the life insurance agency business was mainly caused by a 22.9% year-over-year decline in first year premiums from RMB3,136.6 million to RMB2,417.6 million primarily due to the adverse impact of COVID-19 pandemic, partially offsetting the year-over-year growth of renewal commissions as a result of a 38.7% year-over-year growth in renewal premiums from RMB5,473.6 million to RMB7,594.3 million. Revenues generated from our life insurance business accounted for 82.7% of our total net revenues in 2020.

The decline of the property and casualty insurance agency business was primarily due to (i) the decline of sales on Baowang (www.baoxian.com) mainly resulting from the decline in the sales of accident insurance and travel insurance impacted by the COVID-19 offsetting the growth of medical insurance products and (ii) the termination of platform fees received for the auto insurance business. Revenues for the P&C insurance business were mainly derived from commissions generated from Baowang.

●	Net revenues from our claims adjusting segment increased by 16.9% from RMB370.6 million in 2019 to RMB433.1 million (US$66.4 million) for 2020. The increase was mainly due to the strong growth of our medical insurance-related claims adjusting business in 2020.

Operating Costs and Expenses

Operating costs and expenses decreased by 8.4% from RMB3,236.6 million in 2019 to RMB2,966.0 million (US$454.6 million) for 2020.

Operating Costs. Our operating costs decreased by 10.9% from RMB2,483.4 million in 2019 to RMB2,213.9 million (US$339.3 million) in 2020, primarily because of an increase in operating cost in life insurance business.

●	Operating costs for our insurance agency segment decreased by 13.7% from RMB2,264.0 million in 2019 to RMB1,953.7 million (US$299.4 million) in 2020, primarily due to a decrease of 13.8% in costs for the life insurance agency business from RMB2,166.1 million in 2019 to RMB1,866.2 million (US$286.0 million) in 2020, which was mainly due to decline in revenue generated from our life business, and a decrease of 10.5% in costs for the property and casualty insurance agency business from RMB97.8 million in 2019 to RMB87.5 million (US$13.4 million) in 2020, which is in line with the decrease in revenue generated from the property and casualty insurance agency business.

●	Operating costs for our claims adjusting segment increased by 18.5% from RMB219.5 million in 2019 to RMB260.1 million (US$39.9 million) in 2020, primarily due to business expansion of medical insurance-related claims adjusting service.

Selling Expenses. Our selling expenses increased by 3.7% from RMB278.1 million in 2019 to RMB288.5 million (US$44.2 million) in 2020, primarily attributable to increased sales events in our claim adjusting segment.

General and Administrative Expenses. Our general and administrative expenses decreased by 2.4% from RMB475.1 million in 2019 to RMB463.6 million (US$71.1 million) in 2020, primarily due to the decrease in contributions to employees' defined contribution plans because government waived the contribution from the company in 2020 in view of the impact of COVID-19.

Income from Operations

As a result of the foregoing factors, income from operations decreased by 35.6% from RMB469.4 million in 2019 to RMB302.2 million (US$46.3 million) in 2020.

●	Income from operations for our agency insurance segment decreased by 34.2% from RMB537.7 million in 2019 to RMB353.8 million (US$54.2 million) in 2020, which was primarily due to the decline of life insurance business because of the impact from COVID-19.

●	Income from operations for our claims adjusting segment increase by 85.1% from RMB9.1 million in 2019 to RMB16.9 million (US$2.6 million) in 2020, which was primarily due to growth in our medical insurance-related claims adjusting business.

●	Other loss from operations represented operating loss incurred by the headquarters, which was not allocated to each business segment. Operating loss incurred by the headquarters decreased by 11.6% from RMB77.5 million in 2019 to RMB68.5 million (US$10.5 million) in 2020, primarily due to decrease in expenditures at the headquarters.

Other Income

Investment Income. Investment income represents income received from short-term investments in collective trust products and interbank deposits. Our investment income decreased by 56.0% from RMB79.1 million in 2019 to RMB34.8 million (US$5.3 million) in 2020. The decrease in yields from short-term investments in financial products was mainly due to (i) change in composition of our short-term investment portfolio, with increased allocation to wealth management products issued by banks which offer relatively lower yields as compared to other financial products in the portfolio; (ii) a year-over-year decrease in yields from wealth management products issued by banks.

Interest Income. Our interest income increased by 374.5% from RMB2.8 million in 2019 to RMB13.4 million (US$2.1 million) in 2020, primarily due to a loan to a third party with annual rate of 10%. The loan and related interest has been collected by end of 2020.

Income Tax Expense

Our income tax expense decreased by 42.0% from RMB143.8 million in 2019 to RMB83.4 million (US$12.8 million) in 2020. The effective tax rate for 2020 was 23.0% compared with 25.6% in 2019. The decrease in effective tax rate was primarily due to (i) exemption from income tax for investment income derived from certain fund product and (ii) decrease of dividend income tax provision as compared with 2019.

Share of Income and Impairment of Affiliates, net

Our share of income and impairment of affiliates was negative RMB2.7 million (US$0.4 million) for 2020, as compared to share of income and impairment of affiliates of negative RMB224.6 million in 2019. The share of income and impairment of affiliates mainly represented share of income from CNFinance in which we own 18.5% of the equity interest. The share of income and impairment from CNFinance included a RMB23.0 million (US$3.5 million) impairment on investment in CNFinance as compared to the impairment loss of RMB322.7 million for the corresponding period in 2019, to reflect a write-down to the fair value of the investment as measured by the closing market price of CNFinance on December 31, 2020, offsetting the share of income of CNFinance of RMB21.2 million (US$3.2 million) from CNFinance in 2020 as compared to share of income of RMB98.7 million in 2019.

Net Income Attributable to the Non-controlling Interests

The net income attributable to the non-controlling interests increased by 118.7% from RMB3.6 million in 2019 to RMB7.9 million (US$1.2 million) in 2020, primarily due to the increase in profits from our subsidiaries operating claims adjusting business in which we currently own 44.7% equity interests.

Net Income Attributable to the Company’s Shareholders

As a result of the foregoing factors, our net income attributable to our shareholders increased by 42.0% from RMB188.9 million in 2019 to RMB268.3 million (US$41.1 million) for 2020.

Foreign Currency

The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB6.6235 per U.S. dollar in December 2020. The fluctuation of the exchange rate between the RMB and U.S. dollar and HK dollar resulted in foreign currency translation gain of RMB9.6 million (US$1.5 million) in 2020, when we translated our financial assets from U.S. dollar and HK dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3. Key Information — D.Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities. As of December 31, 2020, we had RMB245.4 million (US$37.6 million) in cash and cash equivalents, and RMB1.3 billion (US$200.4 million) in short-term investments. Our cash and cash equivalents consist of cash on hand and bank deposits and our short term investments consist of short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to fund dividend distribution, maintenance and developments of online platforms including Lan Zhanggui, Baoxian.com, and eHuzhu, investment to digitalize our mid-office and back-office functions, establishment of new branches and sales outlets, working capital requirements, automobiles and office equipment purchases, office renovation and rental deposits.

We expect to require cash to fund our ongoing business needs, particularly the further expansion of our distribution and service network with the focus on developing a more professional sales force in major cities and development of digital capabilities.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	178,324	402,300	61,654
Net cash generated from investing activities	11,959	325,336	49,861
Net cash used in from financing activities	(792,106)	(638,811)	(97,902)
Net (decrease) increase in cash and cash equivalents and restricted cash	(601,823)	88,825	13,613
Cash and cash equivalents and restricted cash at the beginning of the year	848,166	265,605	40,706
Cash and cash equivalents and restricted cash at the end of the year	265,605	350,098	53,655

Operating Activities

Net cash generated from operating activities amounted to RMB402.3 million (US$61.7 million) for the year ended December 31, 2020, primarily attributable to (i) a net income of RMB276.2 million (US$42.3 million), (ii) adjustments of depreciation expense of RMB17.6 million (US$2.7 million), non-cash operating lease expense of RMB98.2 million (US$15.0 million), allowance for credit losses on financial assets of RMB18.8 million (US$2.9 million), and investment income of RMB14.3 million (US$2.2 million), which were non-cash items and, (iii) a decrease of accounts receivable of RMB90.6 million (US$13.9 million) which was in line with the decrease in our commission income and an increase of Insurance premium payables RMB17.5 million (US$2.7 million) related to property and casualty insurance business contributed by channel vendors of Baowang offset by (i) decrease of other payables and accrued expenses of RMB32.2 million (US$4.9 million), (ii) decrease of income tax payable of RMB9.3 million (US$1.4 million), and (iii) decrease of lease liability of RMB98.8 million (US$15.2 million).

Net cash generated from operating activities amounted to RMB178.3 million for the year ended December 31, 2019, primarily attributable to (i) a net income of RMB192.6 million, (ii) adjustments of depreciation expense of RMB16.3 million, non-cash operating lease expense of RMB69.5 million, investment income of RMB65.6 million and share of income and impairment of affiliates, net of RMB224.6 million representing share of net income generated by CNFinance offset by an impairment of the investment in CNFinance, which were non-cash items and, and (iii) an increase of accounts payable of RMB50.2 million offset by (i) an increase of accounts receivable of RMB180.2 million contributed by our major customers, Huaxia and Sinatay, which in aggregate accounted for 39.9% of our revenue and 44.8% of account receivable as of year end of 2019 as certain amount of sales bonus from Huaxia and Sinatary was settled quarterly and annually, among which the receivable from Sinatay has been fully settled in March 2020, (ii) decrease of other payables and accrued expenses of RMB25.5 million, (iii) decrease of income taxes payable of RMB50.0 million and (iv) decrease of lease liability of RMB76.6 million.

Investing Activities

Net cash generated from investing activities for the year ended December 31, 2020 was RMB325.3 million (US$49.9 million), primarily attributable to proceeds from disposal of short term investments of RMB8,287.9 million (US$1,270.2 million) that matured offset by cash used to purchase short term investment products of RMB7,947.7 million (US$1,218.0 million) and purchase of property, plant and equipment of RMB15.3 million (US$2.3 million).

Net cash generated from investing activities for the year ended December 31, 2019 was RMB12.0 million, primarily attributable to proceeds from disposal of short term investments of RMB7,523.3 million that matured offset by cash used to purchase short term investment products including collective trust funds and inter-bank deposits of RMB7,498.7 million and purchase of property, plant and equipment of RMB19.7 million.

Financing Activities

Net cash used in financing activities was RMB638.8 million (US$97.9 million) for the year ended December 31, 2020, attributable to dividend payments of totaling RMB388.5 million (US$59.5 million), and refund of share rights deposit to 521 plan participants of RMB250.3 million (US$38.4 million).

Net cash used in financing activities was RMB792.1 million for the year ended December 31, 2019, attributable to (i) cash used for share repurchase program in 2019 of RMB484.0 million and (ii) dividend payments of totaling RMB435.1 million, partially offset by proceeds from employees and agents’ share subscriptions of RMB111.3 million.

Capital Expenditures

We incurred capital expenditures of RMB22.8 million, RMB19.7 million and RMB15.3 million (US$2.3 million) for the years ended December 31, 2018, 2019 and 2020, respectively. Our capital expenditures have been used primarily to construct our IT infrastructure and online platforms, and to purchase automobiles and office equipment for newly established sales outlets. We estimate that our capital expenditures will increase substantially in the following two or three years as we further expand our distribution and service network in China, and maintain and upgrade our IT infrastructure and digital platforms. We anticipate funding our future capital expenditures primarily with net cash flows from financing and operating activities.

Borrowings

As of each of December 31, 2019 and 2020, we had no short-term or long-term bank borrowings.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and before the Foreign Investment Law becomes effective on January 1, 2020, our wholly owned subsidiaries had to set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of EIT on dividend derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividend distributed by such foreign-invested enterprises. As of December 31, 2020, our restricted net asset was RMB1,455.6 million (US$223.1 million). This amount is composed of the registered equity of our PRC subsidiaries and the statutory reserves described above. Our ability to pay dividends primarily depends upon dividends paid by our subsidiaries. As of December 31, 2020, we had aggregate undistributed earnings of approximately RMB1,146.3 million (US$175.7 million) that were available for distribution. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. As a result, as of December 31, 2020, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)

Undiscounted minimum lease payment included in the measurement of operating lease liabilities	219,393	92,382	98,692	23,523	4,796
Total	219,393	92,382	98,692	23,523	4,796

Not included in the table above are uncertain tax liabilities of RMB67.2 million (US$10.3 million). As we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, such liabilities are excluded from the contractual obligations table above.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2020.

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

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chunlin Wang	51	Chief Executive Officer and Chairman of the Board of Directors
Peng Ge	49	Chief Financial Officer and Director
Yinan Hu	55	Director
Yunxiang Tang	75	Independent Director
Stephen Markscheid.	67	Independent Director
Allen Warren Lueth	52	Independent Director
Mengbo Yin	65	Independent Director

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

Mr. Stephen Markscheid has been our independent director since August 2007. Mr. Markscheid is chairman of Still Waters Greent Technology, a United Kingdom based renewable energy developer. He is a member of the board of directors of Jinko Solar, Inc. and Xiaobai Maimai Inc., which are public companies listed in U.S. and ZZ Capital International Limited, a public company listed in Hong Kong. He is also a trustee emeritus of Princeton-in-Asia, a nonprofit social service organization affiliated with Princeton University. He was a member of the board of directors of a number of other listed companies, including TKK Symphony Acquisition Corporation (currently named Glory Star New Media Group Holdings Limited), Ener-Core, Inc., China Ming Yang Wind Power Group and ChinaCast Education Corporation. He acted as a director and interim chief executive officer and chief financial officer of Fellazo Inc. in 2020. From 2014 to 2017, he was a partner of Wilton Partners, a Shanghai-based boutique investment bank. From 2007 to 2011, he was the chief executive officer of Synergenz BioScience, Inc., a genomics company based in Hong Kong. Prior to that, Mr. Markscheid was the chief executive officer of HuaMei Capital Company, Inc., a Sino-U.S. investment advisory firm from 2006 to 2007. From 1998 to 2006, Mr. Markscheid worked for GE Capital. During his time with GE Capital, Steve led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to joining GE, Mr. Markscheid worked with the Boston Consulting Group throughout Asia from 1994 to 1997. Prior to that, Mr. Markscheid had been a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. Prior to that, he worked with the US-China Business Council in Washington D.C. and Beijing. Mr. Markscheid received his bachelor’s degree in East Asian studies from Princeton University, a master’s degree in international affairs and economics from the School of Advanced International Studies at Johns Hopkins University, and an MBA degree from Columbia University.

Mr. Allen Lueth has been our independent director since August 2007. Mr. Lueth is currently a member of the board of directors of Greatview Aseptic Packaging Company Limited, a company listed in Hong Kong. Since February 2021, Mr. Lueth has served as CEO of Great Leap Brewery, a company engaged in the brewing and selling of beer in the PRC through third-party sales and its restaurants. From September 2019 to February 2021 Mr. Lueth served as a president and chief financial officer of International Institute of Education Group, a company mainly engaged in language education in the PRC. From 2017 to 2019 and 2010 to 2017, Mr. Lueth served as a chief financial officer for Asia-Pacific region and a vice president of finance for the PRC region for Cardinal Health, a Fortune 500 company engaged in the healthcare industry, respectively. From 2005 to 2010, Mr. Lueth served as a vice president of finance and strategy for the PRC region for Zuellig Pharma China, which was then acquired by Cardinal Health in 2010. Mr. Lueth worked for GE Capital from 1998 to 2004 in a variety of roles, including chief financial officer and chief executive officer for the Taiwan operations, and the representative for China. Earlier, he served with Coopers & Lybrand as an auditor. Mr. Lueth obtained his certificate as a certified public accountant in 1991 and a certified management accountant in 1994. Mr. Lueth received his bachelor of science in accounting degree from the University of Minnesota and an MBA degree from the J.L. Kellogg School of Management.

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

In 2020, the aggregate cash compensation, including reimbursement of expenses, to our executive officers which include executive directors was approximately RMB2.4 million (US$0.4 million), and the aggregate cash compensation to our non-executive directors was approximately RMB2.7 million (US$0.4 million). We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our executive officers and directors except for statutory social security payment.

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

As of March 31, 2021, options to purchase 400,000 ordinary shares were outstanding. The following table summarizes the outstanding options as of March 31, 2020.

Name(1)	Options Outstanding	Exercise Price (Per Ordinary Share)(US$)	Grant Date	Expiration Date
Mengbo Yin	400,000	0.001	March 12, 2012	March 12, 2022

(1)	Upon cash exercise of all of the share options beneficially owned by Mr. Chunlin Wang, Mr. Peng Ge and Mr. Yinan Hu in November 2017, 4,050,000, 5,350,000 and 6,500,000 ordinary shares have been issued to Kingsford Resources, Green Ease and Sea Synergy which were respectively 100% beneficially owned by Mr. Wang, Mr. Ge and Mr. Hu.

2014 Share Issuance to Employees

In November 2014, we entered into share purchase agreements with companies established on behalf of our employees, or the 2014 Employee Companies, for the issuance of up to 100,000,000 ordinary shares of our company. In December 2014, we increased the new shares issued to the employees to 150,000,000 ordinary shares, representing approximately 13.0% of our then enlarged total share capital upon completion of the transaction. The purchase price for the 100,000,000 ordinary shares was US$0.27 per ordinary share or US$5.40 per ADS, while the purchase price for the additional 50,000,000 ordinary shares was US$0.29 per ordinary share or US$5.80 per ADS, both of which are the average closing prices for the 20 trading days prior to the board approvals. As of March 31, 2021, there were 92,646,780 ordinary shares outstanding held by the 2014 Employee Companies.

521 Plan

On June 14, 2018, we obtained approval from our board of directors to implement the 521 Plan, which enabled eligible Participants to participate in our growth by purchasing a total of 14 million of the Company’s ADSs at a price of US$27.38 per ADS. The Participants in the 521 Plan include entrepreneurial team leaders, general managers of our provincial branches or subsidiaries, and key managerial personnel, excluding senior management.

In order to facilitate the purchase of the shares by the Participants, 90% of the total subscription cost of the shares under the 521 Plan was funded by loans granted to the individual Participants by us, while the remaining 10% was contributed directly by the individual Participants. The loans each bear interest at a rate of 8% per annum and is repayable by December 31, 2023 or upon the termination of employment or agent agreement, whichever is earlier.

As the performance targets were not met by the Participants, we entered into supplemental agreement with the Participants to cancel the 521 Plan in December 2020, upon which all the relevant original contractual agreements that we entered into relating to the 521 Plan were terminated and lapsed. Further, all subscribed shares have been returned and cancelled while the share right deposits contributed by the Participants were refunded back to the Participants, with termination of the Participants’ obligation to repay us the non-recourse loan principal and interest.

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

In compliance with Rule 5605 of the Nasdaq Listing Rules, a majority of our directors and all of the committee members of our board of directors are independent directors. During 2020, our board of directors met in person or passed resolutions by unanimous written consent eight times. In addition, our independent directors held executive sessions without the presence of non-independent directors or members of management twice during 2020. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

Committees of the Board of Directors

We have established four committees under the board of directors: the audit committee, the compensation committee, the corporate governance and nominating committee and financial reporting and disclosure committee, and have adopted a charter for each of the committees. Each committee’s members and functions are described below.

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

In 2020, our audit committee held meetings or passed resolutions by unanimous written consent four times.

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

In 2020, our compensation committee held meetings or passed resolutions by unanimous written consent twice.

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

In 2020, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent twice.

Financial Reporting and Disclosure Committee. Our financial reporting and disclosure committee consists of Peng Ge (chairman), Allen Lueth, and two of our non-executive employees including our financial controller and our internal legal counsel. The financial reporting and disclosure committee assist our CEO and CFO (collectively, the “Senior Officers”) in fulfilling their responsibility to oversee the accuracy, completeness and timeliness of our public reporting and disclosure. The financial reporting and disclosure committee is responsible for, among other things:

●	Review and, as necessary, help revise our controls and procedures that are designed to ensure that: (i) information required to be disclosed by us to the SEC and other information that our company publicly discloses is recorded, processed, summarized and reported accurately and on a timely basis; and (ii) information is accumulated and communicated to management, including the Senior Officers, as appropriate to allow timely decisions regarding such reporting and disclosure (collectively, the “Reporting and Disclosure Controls and Procedures”);

●	Assist in documenting and monitoring the integrity and effectiveness of our Reporting and Disclosure Controls and Procedures; and

●	Review the Company’s: (i) periodic and current reports, proxy statements, information statements, registration statements and any other information filed with or furnished to the SEC; (ii) press releases containing financial information, earnings guidance, information about material acquisitions or dispositions or other information material to the Company’s securityholders; (iii) correspondence broadly disseminated to securityholders; (iv) other relevant communications or presentations (collectively, the “Reporting and Disclosure Statements”); and (v) unusual and complex transactions, new accounting standard adoption and disclosure, new SEC reporting requirements.

In 2020, our financial reporting and disclosure committee held meetings by unanimous written consent four times.

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

Employees, Sales Agents and Training

We had 3,863, 4,746 and 4,926 employees as of December 31, 2018, 2019 and 2020, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees by function as of December 31, 2020:

	Number of Employees	% of Total
Management and administrative staff	2,972	60.3
Financial and accounting staff	183	3.7
Professional claims adjustors	1,673	34.0
Information technology staff	98	2.0
Total	4,926	100.0

As of December 31, 2018, 2019 and 2020, we had 807,858 and 670,104 and 362,580 registered sales representatives, respectively. A majority of these sales representatives are independent sales agents who are not our employees and are only compensated by commissions. We have contractual relationships with these sales agents. We primarily distribute life insurance policy with a periodic premium payment schedule. For the sale of each of such life insurance policy, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance companies for the sale and renewal of that policy, generally up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period. For the sale of each life insurance policy with a single premium payment schedule or property and casualty insurance policy, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from insurance companies for the sale of that policy. For the sale of each auto insurance policy facilitated through Lan Zhanggui, the sales agent who has generated the sale will be paid a single commission based on a percentage of the insurance premiums he or she generated by our third party auto insurance aggregator site partners.

Our life insurance sales agents are typically organized into sales teams with a multilevel hierarchy, typically with five layers. A life insurance sales agent not only receives a commission for the insurance policies that he or she sells, but also a commission for insurance policies sold by agents under his or her management. In selected major cities, we are currently experimenting establishing a sales force organized with a flatter hierarchy, under which a life insurance sales agent will only receive commissions for the insurance policies he or she sells.

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

The following table sets forth information with respect to the beneficial ownership of our shares, as of March 31, 2021, by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our shares.

As of March 31, 2021, there were 1,073,891,784 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned(1) (2)
	Number	%
Directors and Executive Officers:
Chunlin Wang(3)	39,252,100	3.7%
Peng Ge(4)	48,562,260	4.5%
Yinan Hu(5)	199,739,310	18.6%
Stephen Markscheid	*	*
Allen Warren Lueth	*	*
Mengbo Yin	*	*
All Directors and Executive Officers as a Group	289,973,670	27.0%

Principal Shareholders:
Sea Synergy Limited(6)	189,689,110	14.0%

*	Less than 0.5% of our total outstanding ordinary shares.

†	Except for our independent directors, the business address of our directors and executive officers is c/o 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China.

(1)	The number of shares beneficially owned by each director and executive officer includes the shares beneficially owned by such person, the shares underlying all options held by such person that have vested.

(2)	Percentage of beneficial ownership of each director and executive officer is based on 1,073,981,784 ordinary shares outstanding as of March 31, 2021, and the number of ordinary shares underlying options held by such person that have vested.

(3)	Includes 39,252,100 ordinary shares held by Kingsford Resources Limited, or Kingsford Resources, which is 100% held by Better Rise Investments. Better Rise is 100% held by a family trust, of which Mr. Wang is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Better Rise Investments and Mr. Wang may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Kingsford Resources.

(4)	Includes 48,562,260 ordinary share held by Green Ease, which is 100% held by High Rank Investments Limited, or High Rank. High Rank was 100% held by a family trust, of which Mr. Ge is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank Investments and Mr. Ge may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Green Ease.

(5)	Includes (i) 10,041,200 ordinary shares in the form of ADSs directly held by Mr. Hu, and (ii) 189,698,110 ordinary shares of our company directly held by Sea Synergy Limited, or Sea Synergy. Sea Synergy is 100% held by a family trust, of which Mr. Hu is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Hu may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Sea Synergy.

(6)	Includes 189,698,110 ordinary shares of the Company directly held by Sea Synergy. The registered address of Sea Synergy is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2021, J.P. Morgan Chase Bank, N.A., or J.P. Morgan, the depositary for our ADS program, is our only record holder in the United States, holding approximately 61.8% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Regulatory Proceedings

“We are currently not a party to any material litigation or legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business. In addition, the CBIRC may make inquiries and conduct examinations concerning our compliance with PRC laws and regulations from time to time. These administrative proceedings have resulted in administrative sanctions, including fines of RMB130,000 in aggregate in 2020, which were not material to us. While we cannot predict the outcome of any pending or future examination, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

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

Declaration Date	Quarterly Dividend (Per Ordinary Share)(US$)	Quarterly Dividend (Per ADS)(US$)	Record Date	Payable Date
November 20, 2017	0.01	0.20	December 8, 2017	December 22, 2017
March 9, 2018	0.01	0.20	March 26, 2018	April 10, 2018
May 12, 2018	0.0125	0.25	June 4, 2018	June 11, 2018
August 18, 2018	0.0125	0.25	September 5, 2018	September 19, 2018
November 17, 2018	0.0125	0.25	December 5, 2018	December 20, 2018
March 18, 2019	0.0125	0.25	March 21, 2019	April 3, 2019
May 22, 2019	0.0150	0.30	June 6, 2019	June 20, 2019
August 20, 2019	0.0150	0.30	September 4, 2019	September 19, 2019
November 20, 2019	0.0150	0.30	December 5, 2019	December 19, 2019
March 18, 2020	0.0150	0.30	April 2, 2020	April 16, 2020
May 26, 2020	0.0125	0.25	June 10, 2020	June 24, 2020
August 24, 2020	0.0125	0.25	September 8, 2020	September 22, 2020
November 24, 2020	0.0125	0.25	December 9, 2020	December 23, 2020
March 22, 2021	0.0125	0.25	March 31, 2021	April 15, 2021

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

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax, estate duty or gift tax. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or after execution brought within the jurisdiction of the Cayman Islands, or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty with the United Kingdom but otherwise is not a party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Under the EIT Law, which took effect as of January 1, 2008, which was subsequently amended on March 16, 2007, February 24, 2017 and December 29, 2018, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the new law, “de facto management bodies” are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. On April 22, 2009, SAT, issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, the SAT issued a bulletin on July 27, 2011 providing more guidance on the implementation of Circular 82 and clarifies matters such as resident status determination. Substantially all of our management are currently based in China, and may remain in China in the future. If we were treated as a “resident enterprise” for PRC tax purposes, we would be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, but dividends received by us from our PRC subsidiaries may be exempt from the income tax.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2020. However, we believe we were a PFIC for 2017 and prior years. In addition, we believe that it is likely that one or more of our subsidiaries were also PFICs for such prior years. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make.

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

For a list of our subsidiaries as of March 31, 2021, see Exhibit 8.1 to this annual report.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of December 31, 2020, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$10.7 million and HK dollar-denominated financial assets amounting to HK$3.8 million as of December 31, 2020. A 10% appreciation of the RMB against the U.S. dollar and HK dollar would have resulted in a decrease of RMB7.3 million (US$1.1 million) in the value of our U.S. dollar-denominated and HK dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

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

Direct Payments

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the program. For the years ended December 31, 2019 and 2020, the depositary reimbursed US$1.7 million and US$1.1 million, respectively. For the years ended December 31, 2019 and 2020, 30% of the depositary reimbursement has been deducted as withholding income tax, respectively. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders.

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

Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2020 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2020, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fanhua Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Fanhua Inc. and its subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated April 28, 2021, expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to the translation of Renminbi amounts into United States dollars amounts on those financial statements, the financial statements of the Company’s equity investment that were audited by other auditors, and the Company’s adoption of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) and related ASUs using a modified-retrospective approach.

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
April 28, 2021

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on the evaluation we conducted, management has concluded that except for the change due to adoption of the new accounting standards related to credit losses, there has been no such change during the period covered by this annual report on Form 20-F.

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

	For the Year Ended December 31,
	2019	2020
	(in thousands of US$)
Audit fees(1)	1,693.3	1,600.0
Audit-related fees(2)	250.8	—
Tax fees(3)	—	—
All other fees(4)	0.4	—

(1)	“Audit fees” meant the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of quarterly financial statements included in our reports on Form 6-K, services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” meant the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” meant the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in the other categories.

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

There was no purchase of equity securities by us and our affiliates in 2020.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

NASDAQ Stock Market Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We followed home country practice with respect to annual meetings and did not hold an annual meeting of shareholders from 2009 to 2015 and from 2017 to 2020. However, we held an extraordinary general meeting on December 6, 2016 and obtained requisite shareholders’ approval to change the Company name from “CNinsure Inc.” to “Fanhua Inc.”. We may hold annual or extraordinary shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

Item 18. Financial Statements

The consolidated financial statements of Fanhua Inc. and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333-146605), as adopted by special resolution dated December 6, 2016, initially filed with the Commission on October 10, 2007)
1.2	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 18, 2008 (incorporated by reference to Exhibit 99.2 of our report on Form 6-K furnished to the Commission on December 22, 2008)
1.3	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 6, 2016 (incorporated by reference to Exhibit 1.3 of our annual report on Form 20-F initially filed with the Commission on April 19, 2017)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts, as amended and restated (incorporated by reference to Exhibit 99.(a) of our F-6 registration statement (File No. 333-146765), filed with the Commission on November 28, 2017
2.4	Description of securities (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F filed with the Commission on April 29, 2020)
4.1	2007 Share Incentive Plan (as amended and restated effective December 18, 2008) (incorporated by reference to Exhibit 99.3 of our report on Form 6-K furnished to the Commission on December 22, 2008)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.3	Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F filed with the Commission on May 15, 2009)
4.5*	English Translation of the Form of Supplementary Agreement, dated December 1, 2020, among Participants to the 521 Plan, CISG Holdings Ltd. and Fanhua Employees Holdings Limited, Treasure Chariot Limited, or Step Tall Limited.
8.1*	Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Global Law Office
15.3*	Consent of Deloitte Touche Tohmatsu
15.4*	Financial information from CNFinance Holdings Limited for the year ended December 31, 2020, prepared in accordance with U.S. Generally Accepted Accounting Principles:
(i) Consolidated Balance Sheets as of December 31, 2019 and 2020;
(ii) Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2018, 2019 and 2020;
(iii) Consolidated Statements of Shareholder’s Equity for the Years Ended December 31, 2018, 2019 and 2020;
(iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2019 and 2020;
(v) Notes to Consolidated Financial Statements.
101*	Financial information from Registrant for the year ended December 31, 2020 formatted in Inline eXtensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2019 and 2020;
(ii) Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2018, 2019 and 2020;
(iii) Consolidated Statements of Shareholder’s Equity for the Years Ended December 31, 2018, 2019 and 2020;
(iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2019 and 2020;
(v) Notes to Consolidated Financial Statements; and
Schedule 1 — Condensed Financial Information of Fanhua Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FANHUA INC.

By:	/s/ Chunlin Wang
Name: Chunlin Wang
Title: Chief Executive Officer

Date: April 28, 2021

FANHUA INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fanhua Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fanhua Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes and schedule 1 (collectively referred to as the “financial statements”). In our opinion, based on our audits and the report of the other auditor, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of CNFinance Holdings Limited, or CNFinance, the Company’s investment in which is accounted for by use of the equity method. The accompanying financial statements of the Company include its equity investment in CNFinance of RMB353 million and RMB348 million as of December 31, 2019 and 2020, respectively, and its equity earnings in CNFinance of RMB171 million, RMB99 million, and RMB18 million for the years ended December 31, 2018, 2019, and 2020, respectively. Those statements were audited by other auditors whose report (which, as to 2020, included an explanatory paragraph concerning completion of a reorganization) has been furnished to us, and our opinion, insofar as it relates to the amounts included for CNFinance, is based solely on the report of the other auditors.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting based on our audit.

Change in Accounting Principle

As discussed in Note 2(aa) to the financial statements, the Company has changed its method of accounting for leases on January 1, 2019 due to the adoption of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) and related ASUs using a modified-retrospective approach.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(u) to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside of People’s Republic of China.

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

Investment in Affiliates - Other-than-temporary Impairment (“OTTI”) assessment of the equity method investment in CNFinance Holdings Limited (“CNFinance”) — Refer to Notes 2(i) and 7 to the financial statements

Critical Audit Matter Description

The Company accounts for its 18.5% of equity interests in CNFinance using the equity method (the “EMI in CNFinance” or the “investment”). The Company reviews its equity method investment periodically to determine whether an other-than-temporary impairment may exist. The factors used by management to make this determination include the duration and severity of the fair value decline, the financial condition and near-term prospects of CNFinance, and the Company’s intent and ability to hold its EMI in CNFinance until recovery. As of December 31, 2020, the fair value of the EMI in CNFinance was below the carrying value although CNFinance generated positive operating income where the Company enjoyed its share of income. Based on management’s evaluation, it was concluded that the decline in fair value of its investment in CNFinance below its carrying value is deemed to be other-than-temporary.

Given the significant judgment required to determine whether the decline in fair value of the EMI in CNFinance represents a temporary or other-than-temporary impairment, performing audit procedures to evaluate the reasonableness of management’s assessment required a high degree of auditor judgement and an increased extent of effort.

Critical Audit Matter (Continued)

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of the reasonableness of the Company’s impairment assessment discussed above included the following, among others:

●	We tested the operating effectiveness of the controls relating to management’s impairment assessment for the EMI in CNFinance.

●	We evaluated the appropriateness of management’s OTTI assessment that the loss in value was other-than-temporary in accordance with accounting principles generally accepted in the United States of America, including 1) whether relevant positive and negative factors have been appropriately identified; 2) considerations around the severity and/or duration of the decline in the market value of CNFinance represents an other-than-temporary loss; and 3) the Company’s expectation of likelihood of recovery to occur in the near term and its intent and ability to hold the impaired equity investment until recovery.

●	We evaluated the appropriateness and accuracy of information used in the OTTI assessment by inspecting evidence used in management’s assessment and corroborating the information to appropriate independent data. The data and key assumptions include the following:

-	Historical and expected financial condition and near-term prospects of CNFinance

-	The publicly traded stock price of CNFinance and corresponding volatility

-	Changes to the macro-economic, competitive and operational environment

/s/ Deloitte Touche Tohmatsu
Hong Kong

April 28, 2021

We have served as the Company’s auditor since 2007.

FANHUA INC.

Consolidated Balance Sheets
(In thousands, except for shares and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(u)
ASSETS:
Current assets:
Cash and cash equivalents	169,653	245,428	37,613
Restricted cash	95,952	83,981	12,871
Short term investments (Note 2(d))	1,612,351	1,307,865	200,439
Accounts receivable, net of allowances of RMB20,495 and RMB29,000 (US$4,444) as of December 31, 2019 and 2020, respectively (Note 2(e))	682,171	583,116	89,367
Insurance premium receivables (Note 2(e))	5,067	—	—
Other receivables, net (Note 4)	61,570	50,242	7,700
Other current assets	54,987	41,148	6,306
Total current assets	2,681,751	2,311,780	354,296

Non-current assets:
Restricted bank deposit - non current	—	20,689	3,171
Property, plant, and equipment, net (Note 5)	40,806	36,778	5,637
Goodwill, net (Note 6)	109,869	109,869	16,838
Intangible assets, net (Note 2(g))	322	44	7
Deferred tax assets (Note 12)	7,327	10,032	1,537
Investments in affiliates (Note 7)	363,414	357,661	54,814
Other non-current assets (Note 2(j))	46,917	33,743	5,171
Right of use assets (Note 8)	190,437	200,403	30,713
Total non-current assets	759,092	769,219	117,888
Total assets	3,440,843	3,080,999	472,184
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable	382,882	377,386	57,837
Insurance premium payables	7,901	25,421	3,896
Other payables and accrued expenses (Note 10)	220,290	188,448	28,881
Accrued payroll	101,664	105,739	16,205
Income taxes payable	155,251	145,983	22,373
Current operating lease liability (Note 8)	79,986	86,233	13,216
Total current liabilities	947,974	929,210	142,408

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Balance Sheets—(Continued)

(In thousands, except for shares and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(u)
Non-current liabilities:
Other tax liabilities (Note 12)	70,350	67,219	10,302
Deferred tax liabilities (Note 12)	7,898	26,380	4,042
Refundable share rights deposits (Including refundable share rights deposits of the consolidated VIE of RMB266,901 and nil as of December 31, 2019 and 2020, respectively) (Note 9)	266,901	—	—
Non-current operating lease liability (Note 8)	103,252	103,526	15,866
Total non-current liabilities	448,401	197,125	30,210
Total liabilities	1,396,375	1,126,335	172,618

Commitments and contingencies (Note 17)

Equity:
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued 1,252,367,264 and 1,073,891,784 shares, of which 1,073,891,784 and 1,073,891,784 shares were outstanding as of December 31, 2019 and 2020, respectively) (Note 13)	9,235	8,089	1,240
Treasury stock (Note 20)	(1,146)	—	—
Additional paid-in capital	393	—	—
Statutory reserves (Note 15)	508,739	553,911	84,891
Retained earnings	1,479,494	1,306,554	200,238
Accumulated other comprehensive loss	(65,429)	(34,995)	(5,363)
Total shareholders’ equity	1,931,286	1,833,559	281,006
Noncontrolling interests	113,182	121,105	18,560
Total equity	2,044,468	1,954,664	299,566
Total liabilities and shareholders’ equity	3,440,843	3,080,999	472,184

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(u)
Net revenues:
Agency	3,143,873	3,335,397	2,834,997	434,482
Life insurance business	2,870,776	3,193,625	2,703,584	414,342
P&C insurance business	273,097	141,772	131,413	20,140
Claims adjusting	327,390	370,606	433,148	66,383
Total net revenues	3,471,263	3,706,003	3,268,145	500,865
Operating costs and expenses:
Agency	(2,151,856)	(2,263,952)	(1,953,744)	(299,425)
Life insurance business	(1,943,053)	(2,166,126)	(1,866,227)	(286,012)
P&C insurance business	(208,803)	(97,826)	(87,517)	(13,413)
Claims adjusting	(194,159)	(219,496)	(260,121)	(39,865)
Total operating costs	(2,346,015)	(2,483,448)	(2,213,865)	(339,290)
Selling expenses	(231,075)	(278,085)	(288,460)	(44,208)
General and administrative expenses	(468,430)	(475,107)	(463,634)	(71,055)
Total operating costs and expenses	(3,045,520)	(3,236,640)	(2,965,959)	(454,553)
Income from operations	425,743	469,363	302,186	46,312
Other income, net:
Investment income related to the realized gain on available-for-sale investments	195,456	79,070	34,789	5,332
Interest income	34,207	2,828	13,420	2,057
Others, net	11,807	9,664	11,907	1,825
Income before income taxes, share of income and impairment of affiliates, net	667,213	560,925	362,302	55,526
Income tax expense	(224,586)	(143,816)	(83,387)	(12,780)
Share of income and impairment of affiliates, net	174,468	(224,555)	(2,738)	(420)
Net income	617,095	192,554	276,177	42,326
Less: net income attributable to the noncontrolling interests	7,180	3,622	7,923	1,214
Net income attributable to the Company’s shareholders	609,915	188,932	268,254	41,112

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Income and Comprehensive Income - Continued
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(u)
Net income per share:
Basic	0.49	0.17	0.25	0.04
Diluted:	0.49	0.17	0.25	0.04

Net income per American Depositary Shares (“ADS”):
Basic:	9.84	3.46	5.00	0.77
Diluted:	9.83	3.46	4.99	0.77
Shares used in calculating net income per share:
Basic:	1,239,264,464	1,092,601,338	1,073,891,784	1,073,891,784
Diluted	1,240,854,034	1,093,229,436	1,074,291,360	1,074,291,360

Net income	617,095	192,554	276,177	42,326
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(10,194)	10,178	9,639	1,477
Unrealized net gains on available-for-sale investments	—	17,231	23,811	3,649
Share of other comprehensive (loss) gain of affiliates	(1,763)	452	(3,016)	(462)
Total Comprehensive income	605,138	220,415	306,611	46,990
Less: Comprehensive income attributable to the noncontrolling interests	7,180	3,622	7,923	1,214
Comprehensive income attributable to the Company’s shareholders	597,958	216,793	298,688	45,776

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Shareholders’ Equity
(In thousands, except for shares and per share data)

	Share Capital		Additional	Treasury Stock				Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	Retained Earnings	Comprehensive loss	Subscription Receivables	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	1,300,191,084	9,571	2,429,559	—	—	311,038	1,468,708	(93,108)	(248,717)	111,342	3,988,393
Net income	—	—	—	—	—	—	609,915	—	—	7,180	617,095
Foreign currency translation	—	—	—	—	—	—	—	1,581	(11,775)	—	(10,194)
Exercise of share options	1,760,000	12	3,274	—	—	—	—	—	—	—	3,286
Repurchase of ordinary shares from shareholder (Note 13)	—	—	(1,464,163)	150,000,000	(960)	—	—	—	—	—	(1,465,123)
Repurchase of ordinary shares from open market (Note 20)	—	—	(251,024)	28,475,480	(196)	—	—	—	—	—	(251,220)
Provision for statutory reserves	—	—	—	—	—	169,843	(169,843)	—	—	—	—
Subscription receipt	—	—	—	—	—	—	—	—	260,492	—	260,492
Distribution of dividend	—	—	(280,470)	—	—	—	(108,791)	—	—	(4,979)	(394,240)
Share of other comprehensive loss of affiliates	—	—	—	—	—	—	—	(1,763)	—	—	(1,763)
Balance as of December 31, 2018	1,301,951,084	9,583	437,176	178,475,480	(1,156)	480,881	1,799,989	(93,290)	—	113,543	2,746,726
Net income	—	—	—	—	—	—	188,932	—	—	3,622	192,554
Foreign currency translation	—	—	—	—	—	—	—	10,178	—	—	10,178
Exercise of share options	640,000	4	—	—	—	—	—	—	—	—	4
Repurchase of ordinary shares from open market (Note 20)	—	—	(437,176)	50,223,820	(342)	—	(46,497)	—	—	—	(484,015)
Cancellation of treasury shares	(50,223,820)	(352)	—	(50,223,820)	352	—	—	—	—	—	—
Share-based compensation	—	—	393	—	—	—	—	—	—	—	393
Provision for statutory reserves	—	—	—	—	—	38,814	(38,814)	—	—	—	—
Distribution of dividend	—	—	—	—	—	—	(435,072)	—	—	(3,790)	(438,862)
Disposal of subsidiaries	—	—	—	—	—	(10,956)	10,956	—	—	(193)	(193)
Unrealized net gains on available-for-sale investments	—	—	—	—	—	—	—	17,231	—	—	17,231
Share of other comprehensive gain of affiliates	—	—	—	—	—	—	—	452	—	—	452
Balance as of December 31, 2019	1,252,367,264	9,235	393	178,475,480	(1,146)	508,739	1,479,494	(65,429)	—	113,182	2,044,468

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Shareholders’ Equity — (Continued)
(In thousands, except for shares and per share data)

	Share Capital		Additional	Treasury Stock				Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	Retained Earnings	Comprehensive loss	Subscription Receivables	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cumulative-effect adjustment to beginning balance from adoption of ASU 2016-13	—	—	—	—	—	—	(7,523)	—	—	—	(7,523)
Net income	—	—	—	—	—	—	268,254	—	—	7,923	276,177
Foreign currency translation	—	—	—	—	—	—	—	9,639	—	—	9,639
Cancellation of treasury shares	(178,475,480)	(1,146)	—	(178,475,480)	1,146	—	—	—	—	—	—
Share-based compensation (Note 2(o))	—	—	(393)	—	—	—	—	—	—	—	(393)
Provision for statutory reserves	—	—	—	—	—	45,172	(45,172)	—	—	—	—
Distribution of dividend	—	—	—	—	—	—	(388,499)	—	—	—	(388,499)
Unrealized net gains on available-for-sale investments	—	—	—	—	—	—	—	23,811	—	—	23,811
Share of other comprehensive gain of affiliates	—	—	—	—	—	—	—	(3,016)	—	—	(3,016)
Balance as of December 31, 2020	1,073,891,784	8,089	—	—	—	553,911	1,306,554	(34,995)	—	121,105	1,954,664
Balance as of December 31, 2020 in US$ (Note 2(u))	1,073,891,784	1,240	—	—	—	84,891	200,238	(5,363)	—	18,560	299,566

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(u)
OPERATING ACTIVITIES
Net income	617,095	192,554	276,177	42,326
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation expense	10,833	16,280	17,658	2,706
Amortization of intangible assets	15,946	942	281	43
Non-cash operating lease expense	—	69,482	95,423	14,624
Allowance for credit losses on financial assets	6,791	6,533	18,837	2,887
Compensation expenses associated with stock options	—	393	(393)	(60)
Loss (gain) on disposal of property, plant and equipment	(133)	25	1,295	198
Fair value change of non-current assets	—	4,241	—	—
Investment income	(156,047)	(65,616)	(14,321)	(2,195)
Loss on disposal of subsidiaries	—	58	—	—
Share of income and impairment of affiliates, net	(174,468)	224,555	2,738	420
Deferred taxes	(18,744)	4,475	15,778	2,418
Changes in operating assets and liabilities:
Accounts receivable	(70)	(180,230)	90,550	13,877
Insurance premium receivables	(942)	200	5,067	777
Other receivables	(7,272)	3,973	4,452	682
Other current assets	(15,126)	4,003	13,839	2,121
Other non-current assets	(6,291)	1,612	2,245	344
Accounts payable	129,661	50,205	(5,496)	(842)
Insurance premium payables	5,695	(7,347)	17,520	2,685
Other payables and accrued expenses	21,462	(25,533)	(32,159)	(4,929)
Accrued payroll	20,213	4,052	4,075	625
Income taxes payable	75,224	(49,969)	(9,269)	(1,421)
Lease liability	—	(76,564)	(98,866)	(15,152)
Other tax liabilities	—	—	(3,131)	(480)
Net cash generated from operating activities	523,827	178,324	402,300	61,654
Cash flows used in investing activities:
Purchase of short term investments	(11,380,198)	(7,498,701)	(7,947,662)	(1,218,032)
Proceeds from disposal of short term investments	12,488,495	7,523,257	8,287,924	1,270,180
Purchase of property, plant and equipment	(22,765)	(19,686)	(15,250)	(2,337)
Proceeds from disposal of property and equipment	203	47	324	50
Disposal of subsidiaries, net of cash disposed of RMB576, RMB1,517 and nil in 2018, 2019 and 2020, respectively	—	7,042	—	—
Cash rendered for loan receivable from a third party	—	—	(90,000)	(13,793)
Cash received for loan repayments from a third party	—	—	90,000	13,793
Others	481,850	—	—	—
Net cash generated from investing activities	1,567,585	11,959	325,336	49,861

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Cash Flows — (Continued)

(In thousands)

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(u)
Cash flows from financing activities:
Proceeds of employee and grantee subscriptions	211,054	111,304	—	—
Repayment of refundable share rights deposits to the 521 Plan participants (Note 9)	—	—	(250,312)	(38,362)
Dividends paid	(326,725)	(435,072)	(388,499)	(59,540)
Dividend distributed to noncontrolling interest	(4,979)	(3,790)	—	—
Proceeds on exercise of stock options	3,286	4	—	—
Repurchase of ordinary shares from open market	(251,220)	(484,015)	—	—
Repurchase of ordinary shares from a shareholder	(1,318,611)	—	—	—
Proceed related to disposal of subsidiaries	22,689	19,463	—	—
Net cash used in financing activities	(1,664,506)	(792,106)	(638,811)	(97,902)
Net increase (decrease) in cash and cash equivalents, and restricted cash	426,906	(601,823)	88,825	13,613
Cash and cash equivalents and restricted cash at beginning of year	439,033	848,166	265,605	40,706
Effect of exchange rate changes on cash and cash equivalents	(17,773)	19,262	(4,332)	(664)
Cash and cash equivalents and restricted cash at end of year	848,166	265,605	350,098	53,655

Reconciliation in amounts on the consolidated Balance Sheets:
Cash and cash equivalents at end of year	772,823	169,653	245,428	37,613
Restricted cash at end of year	75,343	95,952	104,670	16,042
Total of cash and cash equivalents and restricted cash at the end of the year	848,166	265,605	350,098	53,655

Supplemental disclosure of cash flow information:
Income taxes paid	109,863	189,487	79,063	12,117
Supplemental disclosure of non-cash operating activity:
Interest repayment	5,557	—	—	—
Effect on operating assets upon the adoption of ASU 2016-13 on January 1, 2020	—	—	7,523	1,153
Supplemental disclosure of non-cash investing activities:
Disposal of subsidiaries	10,638	61,372	—	—
Right-of-use assets obtained in exchange for lease obligations, net of decrease of right-of-use assets for early terminations (Note 8)	—	78,344	108,178	16,579
Conversion of the convertible loan receivables into equity interest (Note 2 (j))	—	10,929	—	—

Supplemental disclosure of non-cash financing activities:
Dividends offset against proceeds of employee subscriptions	49,438	—	—	—
Dividends payment offset	(62,536)	—	—	—
10% consideration related to repurchase of ordinary shares from a shareholder (Note 9)	146,512	(8,184)	—	—

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

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company, all its subsidiaries and those VIEs of which the Company is the primary beneficiary from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation. In addition, the Group consolidates VIEs of which it is deemed to be the primary beneficiary and absorbs all of the expected losses and residual returns of the entity. In December 2020, the Group cancelled the 521 Plan and as a result, the Group no longer consolidates any VIE as of December 31, 2020. See Note 9 for detail.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. The Group’s management, base their estimates on historical experience and various other factors, believed to be reasonable under the circumstances, that the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements included estimates of allowance for doubtful receivables and equity-method investment impairment assessments. Actual results could differ from those estimates.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments, which have original maturities of three months or less, and are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(c)	Cash and Cash Equivalents and Restricted Cash (Continued)

In its capacity as an insurance agent, the Group collects premiums from certain insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in the consolidated balance sheets, “premiums” are receivables from the insureds of RMB4,646 and RMB25,290 as of December 31, 2019 and 2020, respectively. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term, and reports such amounts as restricted cash in the consolidated balance sheets. Also, restricted cash balance includes the entrustment deposit received from the members of eHuzhu, an online mutual aid platform operated by the Group, which is to be used during the one-year operating cycle and is therefore classified as a current asset. The balance for entrustment deposit was RMB75,364 and RMB58,691 as of December 31, 2019 and 2020, respectively. Further, restricted cash balance includes guarantee deposit required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations. Thus, the Group classified the balance for guarantee deposit as a non-current asset in 2020. The balance for guarantee was RMB15,942 and RMB20,689 as of December 31, 2019 and 2020, respectively.

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

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity. As of December 31, 2020, there were no investments held by the Group that had been in continuous unrealized loss position.

The short term investments balance were RMB1,612,351 and RMB1,307,865 as of December 31, 2019 and 2020, respectively. No impairment loss on short term investments was identified for years ended December 31, 2018, 2019 and 2020, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(e)	Accounts Receivable and Insurance Premium Receivables

Accounts receivable are recorded at the amount that the Group expects to collect and do not bear interest. Accounts receivable represent fees receivable on agency and claims adjusting services primarily from insurance companies. The Group’s accounts receivables include trade-related receivables and contract assets (see Note 2(r)). Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

The Group evaluates the collectability of its trade receivables and contract assets based on a combination of factors. The Group generally does not require collateral on trade receivables and contract assets as the majority of the Group’s customers are large, well-established insurance companies. The Group estimates allowances for expected credit losses using relevant available information from internal and external sources, related to past events, current conditions, and reasonable and supportable forecasts. Credit loss expenses are assessed quarterly and included in general and administrative expense on the consolidated statements of income and comprehensive income.

Accounts receivable, net is analyzed as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Accounts receivable	702,666	612,116
Allowance for doubtful accounts	(20,495)	(29,000)
Accounts receivable, net	682,171	583,116

The following table summarizes the movement of the Group’s allowance for expected credit losses of accounts receivables:

	2018	2019	2020
	RMB	RMB	RMB
Balance at the beginning of the year	20,198	21,241	20,495
Cumulative-effect adjustment upon adoption of ASU 2016-13	—	—	7,436
Current period provision for expected credit losses	6,791	6,533	4,831
Write-offs	(5,748)	(7,279)	(3,762)
Balance at the end of the year	21,241	20,495	29,000

Insurance premium receivables consist of insurance premiums to be collected from the insureds on behalf of insurance company customers, and are recorded at the invoiced amount and do not bear interest. Amounts collected on insurance premium receivables are included in net cash provided by operating activities in the consolidated statements of cash flows.

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

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation expense recognized in the consolidated statements of income and comprehensive income:

	2018	2019	2020
	RMB	RMB	RMB
Operating costs	232	216	199
Selling expenses	4,769	7,144	7,350
General and administrative expenses	5,832	8,920	10,109
Depreciation expense	10,833	16,280	17,658

(g)	Goodwill and Other Intangible Assets

Goodwill and amortization of intangible assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired in a business combination. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group operated in two reporting units for the year ended December 31, 2020.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(g)	Goodwill and Other Intangible Assets (Continued)

Goodwill and amortization of intangible assets (Continued)

Prior to January 1, 2020, the Group performed a two-step quantitative impairment test to determine the amount, if any, of goodwill impaired. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the goodwill and the carrying value of the goodwill will be recorded. Starting from January 1, 2020, the Group adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. The impairment test is performed as of year-end or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount by comparing the fair value of a reporting unit with its carrying value. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined by using discounted cash flows. Discounted cash flows method is dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows.

In 2019 and 2020, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value. The fair value of all reporting units was estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, the management concluded that goodwill was not impaired as of December 31, 2019 and 2020, respectively.

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

The intangible assets, net consisted of trade names with cost of RMB8,898 as of December 31, 2019 and 2020, respectively. The trade names have an estimated useful life of 9.4 to 10 years and accumulated amortization of RMB8,576 and RMB8,854 as of December 31, 2019 and 2020, respectively. The residual balance will be fully amortized as expenses in 2021. Aggregate amortization expenses for intangible assets were RMB15,946, RMB942 and RMB281 for the years ended December 31, 2018, 2019 and 2020, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(g)	Goodwill and Other Intangible Assets (Continued)

Impairment of intangible assets with definite lives

The Group evaluates the recoverability of identifiable intangible assets with determinable useful lives whenever events or changes in circumstances indicate that these assets’ carrying amounts may not be recoverable. The Group measures the carrying amount of identifiable intangible assets with determinable useful lives against the estimated undiscounted future cash flows associated with each asset. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2018, 2019 and 2020, the Group recognized no impairment losses on identifiable intangible assets with determinable useful lives.

Impairment of indefinite-lived intangible assets

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quote from a third party, if any. During the years ended December 31, 2018, 2019 and 2020, the Group recognized no impairment losses on its indefinite-lived intangible assets.

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

(j)	Long-term Equity Investments and Convertible Loan Receivable

Other non-current assets mainly represent long-term equity investments accounted for under the measurement alternative method and the convertible loan receivable.

Equity securities without readily determinable fair value

The Group has long-term investments in equity security of certain privately held companies which the Group exerts no significant influence or a controlling interest. As a result of adoption of “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”) in January 1, 2019, equity securities without readily determinable fair values that do not qualify for the practical expedient in ASC 820, Fair Value Measurements and Disclosure to estimate fair value using the net asset value per share (or its equivalent) of the investment, are measured and recorded using a measurement alternative that measures the securities at cost less impairment, if any, plus or minus changes resulting from qualifying observable price changes.

At each reporting period, the Group makes a qualitative assessment considering impairment indicators to separately evaluate whether each of its equity securities without readily determinable fair is impaired. Impairment indicators that the Group considers include, but are not limited to a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, factors such as negative cash flows from operations and working capital deficiencies that raise significant concerns about the investee’s ability to continue as a going concern, current economic and market conditions and other specific information.

The Group used the discounted cash flow method to estimate the fair value of its equity securities without readily determinable fair value as of each reporting date and recorded an impairment of nil, nil and RMB10,929 during the years ended December 31, 2018, 2019 and 2020, respectively, in the consolidated statements of income and comprehensive income.

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

On October 10, 2019, the Group partially exercised the conversion option embedded in its convertible loan receivable from Beijing Cheche Technology Co. Ltd. and waived the conversion right on the remaining balance. Upon conversion, the Group uses the relative carrying amount approach to record RMB10,929 as the initial cost of the equity investment converted in Cheche Cayman in other non-current assets, and RMB6,830 in other receivables, net (see Note 4) for the unconvertible balance of RMB50,000 plus interest in the consolidated balance sheets. Thus, there was no such assets included in the balance of other non-current assets as of December 31, 2019 and 2020, respectively.

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

(l)	Insurance Premium Payables

Insurance premium payables are insurance premiums collected on behalf of insurance companies but not yet remitted as of the balance sheet dates.

(m)	Treasury shares

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

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(o)	Share-based Compensation

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

Nonemployee share-based compensation

The Group early adopted the ASU 2019-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”, prospectively starting from 2019. Consistent with the accounting requirement for employee share-based compensation, nonemployee share-based compensation within the scope of Topic 718 are measured at grant-date fair value of the equity instruments, which the Group is obligated to issue when the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied.

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

The Group measures an equity award based on the awards’ fair value on grant date and recognizes the compensation cost over the vesting periods, with the corresponding credit recorded as additional paid-in capital.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(o)	Share-based Compensation (Continued)

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

Cancellation of an Award

A cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost shall be recognized immediately at the cancellation date.

The Group recognized share-based compensation expenses of nil and RMB393 for the years ended December 31, 2018 and 2019, respectively in the selling, general and administrative expenses. In the third quarter of 2020, the Group concluded that the stock options related to the 521 Plan were not probable to be vested because the performance target was not probable to be met. Accordingly, RMB393 of cumulative cost recognized in prior periods was reversed. In December 2020, the Group canceled the 521 Plan without any replacement awards (see more details in Note 19(b)).

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

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(q)	Revenue Recognition (Continued)

The Group’s revenue from contracts with insurance companies is derived principally from the provision of agency and claims adjusting services, and insurance companies are defined as the Group’s customers under ASC 606. The Group disaggregates its revenue from different types of service contracts with customers by principal service categories, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 22 for detailed disaggregated revenue information that is disclosed for each reportable segment.

The following is a description of the accounting policy for the principal revenue streams of the Group.

Insurance agency services revenue

The Group derives agency revenue serving as a sales agent to distribute various life insurance and property and casualty (“P&C”) insurance products on behalf of insurance companies by which the Group is entitled to receive initial commission from the insurance companies based on the premium paid by the policyholders for the related insurance policy sold. For life insurance agency, the Group is also entitled to renewal commissions when the policyholder renews the policy within the renewal term of the original policy as such life insurance products are typically long-term products.

The Group has identified its promise to sell insurance products on behalf of an insurance company as the performance obligation in its contracts with the insurance companies. The Group’s performance obligation to the insurance company is satisfied and revenue is recognized at a point in time when an insurance policy becomes effective. Specifically for life insurance agency business, certain contracts include the promise to provide certain post-sales administrative services to policyholders on behalf of the insurance company, such as responding to the policyholder inquiries, facilitating the renewal process and/or gathering information from the policyholder to assist the insurance companies to update the contact information of the policy holder, the Group has concluded such services are administrative in nature and immaterial, and none of these activities on their own results in a transfer of a good or services to the insurance company in the context of the contract. Accordingly, no performance obligation exists after a policy becomes effective.

Initial placement of an insurance policy

The Group recognizes agency revenue related P&C insurance products (which is short term in nature and related premium are collected upfront) when an insurance policy becomes effective. The commission to be earned is required to be partially refunded contingently on policy cancellations. Based on its past experience, subsequent commission adjustments in connection with P&C insurance policy cancellations have been de minims to date, and are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of P&C insurance policies were 0.2%, 0.1% and 0.2% of the total commission and fee revenues during years ended December 31, 2018, 2019 and 2020, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(q)	Revenue Recognition (Continued)

Insurance agency services revenue (Continued)

Initial placement of an insurance policy (Continued)

For life insurance products, there is generally a 10 to 15 days hesitation period after an initial placement of a life insurance policy, during which the policyholder has a legal right to unconditionally cancel the effective policy regardless of the reasons. According to relevant terms of the insurance agency contracts with customers, the Group reconciles information of polices sold which also includes polices that have been cancelled by policyholders within the hesitation period, with the insurance companies on a monthly basis. Therefore, the Group estimates cancellation of polices that have become effective but still within the hesitation period based on subsequent actual data at each reporting date. The cancellation of an effective life insurance policy by the policyholder after the hesitation period does not require the Group to refund initial commission to insurance companies, but rather impacts the Group’s estimate on future commission related to renewal(s) of the policy.

In addition, for life insurance agency, the Group may receive a performance bonus from insurance companies as agreed and per contract provisions. Once the Group achieves a certain sales volume based on respective agency agreements, the bonus will become due. Performance bonus represent a form of variable consideration associated with certain sales volume, for which the Group earns commissions. The Group estimates the amount of consideration with a constraint applied that will be received in the coming year such that a significant reversal of revenue is not probable, and includes performance bonus as part of the transaction price. For the years ended December 31, 2018, 2019 and 2020, the Group recognized contingent performance bonus of RMB23,166, RMB58,124 and RMB17,265, respectively.

Renewals of a life insurance policy

For the long-term life insurance products, in addition to the initial commission earned, the Group is also entitled to subsequent renewal commission and compensation, and renewal performance bonus which represent variable considerations and are contingent on future renewals of initial policies or the Group achieves its performance target.

When making estimates of the amount of variable consideration to which the Group expects to be entitled, the Group uses the expected value method and evaluates many factors, including but not limited to, insurance companies mix, product mix, renewal term of various products, renewal premium rates and commission rates, to determine the method(s) of measurement, relevant inputs and the underlying assumptions. The Group considers constraints as well as when determining the amount which should be included in the transaction price.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(q)	Revenue Recognition (Continued)

Renewals of a life insurance policy (Continued)

For years ended December 31, 2018, 2019 and 2020, revenue related to the variable consideration is recorded when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, i.e., when a policyholder pays the renewal premium to the insurance company, and the policy is renewed because the Group was not able to conclude a significant reversal to the estimated variable consideration not probable, considering factors such as a) the Group has limited history of selling its current life insurance products with its current customers, such that the Group’s past experience in outdated products is of little predictive value in renewal(s) rate estimate; b) the occurrence of a renewal is outside the Group’s control and the estimate of renewal premium rates is complex and requires significant assumptions; and c) the contingency lasts across a long period of time.

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

Contract balances

The Group’s contract balances include accounts receivable and contract asset. The balances of accounts receivable as of December 31, 2019 and 2020 are all derived from contracts with customers. See Note 2(e) for details.

The balances of contract asset are RMB131,063 and RMB198,357 as of December 31, 2019 and December 31, 2020, respectively.

The Group has no advance from customers in advance of revenue recognition, or contract liability and, therefore, none of revenue recognized in the current period that was previously recognized as a contract liability.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(q)	Revenue Recognition (Continued)

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

Value-Added Tax and Surcharges

The Group presents revenue net of tax surcharges and value-added taxes incurred. The tax surcharges amounted to RMB21,508, RMB21,916 and RMB20,610 for the years ended December 31, 2018, 2019 and 2020, respectively.

Total value-added taxes paid by the Group during the years ended December 31, 2018, 2019 and 2020 amounted to RMB179,317, RMB197,067 and RMB179,663 respectively.

(r)	Fair Value of Financial Instruments

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

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(r)	Fair Value of Financial Instruments (Continued)

Measured at fair value on a recurring basis

As of December 31, 2019 and 2020, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	1,612,351	—	1,612,351	—

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	1,307,865	—	1,307,865	—

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

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(r)	Fair Value of Financial Instruments (Continued)

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

The functional currency of most of the Company’s subsidiaries is RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the consolidated statements of income and comprehensive income.

(t)	Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB220,895 and RMB172,359 of cash and cash equivalents and restricted cash denominated in RMB as of December 31, 2019 and 2020, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(u)	Translation into USD

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers outside of China and were calculated at the rate of US$1.00 = RMB6.5250, representing the noon buying rate in the City of New York for cable transfers of RMB on December 31, 2020, the last business day in fiscal year 2020, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

(v)	Segment Reporting

As of December 31, 2020, the Group operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services. Details of operating segments are further described in Note 22. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

Substantially all revenues of the Group are derived in the PRC and all long-lived assets are located in the PRC.

(w)	Earnings per Share (“EPS”) or ADS

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

The contingently issuable shares /ADS related to the 521 Plan (see Note 19(b) for details), are subject to fulfillment of the performance conditions as stipulated under the 521 Plan. Therefore, these shares are excluded from basic earnings per share until the shares are fully vested upon the achievement of performance conditions under the 521 Plan by the Participants. In December 2020, the Group cancelled the 521 Plan.

(x)	Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to RMB34,663, RMB44,387 and RMB37,389 for the years ended December 31, 2018, 2019 and 2020, respectively.

(y)	Leases

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

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(y)	Leases (Continued)

The Group leases office space, vehicles and certain equipment under operating leases for terms ranging from short term (under 12 months) to 10 years. The Group does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. As a lessee, the Group does not have any financing leases and none of the leases contain material residual value guarantees or material restrictive covenants. The Group’s office space leases typically have initial lease terms of 2 to 10 years, and vehicles and equipment leases typically have an initial term of 12 months or less. The Group’s office space leases include fixed rental payments. The lease payments for the Group’s office space leases do not consist of variable lease payments that depend on an index or a rate.

The Group determines whether a contract contains a lease at contract inception. A contract contains a lease if there is an identified asset and the Group has the right to control the use of the identified asset. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term in the consolidated balance sheets at commencement date. As all of the leases do not have implicit rates available, the Group uses incremental borrowing rates based on the information available at lease commencement date in determining the present value of future payments. The incremental borrowing rates are estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased assets are located.

Upon adoption of ASU 2016-02 on January 1, 2019, the Group elected to use the remaining lease term as of January 1, 2019 in the estimation of the applicable discount for rate for leases that were in place at adoption. For the initial measurement of the lease liabilities for leases commencing after January 1, 2019, the Group uses the discount rate as of the commencing date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as current operating lease liability and non-current operating lease liability, respectively, in the consolidated balance sheets. As a result of the adoption, the Group recognized approximately RMB181,576 of ROU assets recorded in right-of-use assets and a lease liability of approximately RMB181,457 in operating lease liability in the consolidated balance sheets as of January 1, 2019. The adoption had no material impact on the Group’s consolidated statements of income and consolidated statements of cash flows for the year ended December 31, 2019.

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

In addition, the Group does not have any related-party leases or sublease transactions.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(y)	Leases (Continued)

The Group elected to consistently account for eligible current and future concessions resulting directly from COVID-19 by accounting for the concessions as if they were made under the enforceable rights included in the original agreements. The rent concessions received in 2020 amounted to RMB832.

(z)	Accumulated Other Comprehensive Income

The Group presents comprehensive income in the consolidated statements of income and comprehensive income with net income in a continuous statement.

Accumulated other comprehensive income mainly represents foreign currency translation adjustments, changes in fair value of short term investments and share of other comprehensive income of the affiliates for the period.

(aa)	Recently Adopted Accounting Pronouncements

Financial Instruments – Credit Losses (Topic 326) – In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments–Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. It also requires credit losses on available-for-sale debt securities to be presented as an allowance, rather than reducing the carrying amount. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. ASU 2016-13 adds to U.S. GAAP an impairment model (known as the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses.

The Group adopted ASU 2016-13, including applicable amendments in other ASUs issued subsequent to ASU 2016-13 on January 1, 2020 under a modified-retrospective basis resulting in a cumulative-effect adjustment of RMB7,523 reduction to the opening retained earnings balance and the recognition of a RMB7,523 allowance for credit losses in the consolidated balance sheets as of January 1, 2020. Results for periods after January 1, 2020 are presented under ASU 2016-13 while prior period amounts continue to be reported under the previous accounting standards.

The Group evaluates each individual investment periodically for impairment.  For investments where the Group does not intend to sell, the Company evaluates whether a decline in fair value is due to deterioration in credit risk.  Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheets with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss.  Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity.  As of December 31, 2020, there were no investments held by the Group that had been in continuous unrealized loss position.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (Continued)

(aa)	Recently Adopted Accounting Pronouncements (Continued)

The impact from the adoption of ASU 2016-13 is summarized as follows:

	December 31, 2019	Transition Adjustments	January 1, 2020
	RMB	RMB	RMB
Accounts receivable	682,171	(7,436)	674,735
Other receivable	61,570	(87)	61,483
Total assets	3,440,843	(7,523)	(3,433,320)
Retained earnings	1,479,494	(7,523)	1,471,971

Financial Instruments (Topic 820) – In 2018, the FASB issued ASU No. 2018-13, to change the disclosure requirements for fair value measurement with the objective of improving the effectiveness of the notes to financial statements. This new guidance removed and modified certain disclosure requirements under Topic 820. The Group adopted this guidance on January 1, 2020 with no material impact on the consolidated financial statements.

Intangible – Goodwill and Other (Topic 350) – In 2017, the FASB issued ASU 2017-04 to simplify the subsequent measurement of goodwill by removing the requirement to perform a hypothetical purchase price allocation to compute the implied fair value of goodwill to measure impairment. Instead, any goodwill impairment will equal the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. In addition, the guidance eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. This standard is effective for annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. The Group adopted this guidance on January 1, 2020 with no material impact on the consolidated financial statements.

(ab) Recently Issued Accounting Standards

New accounting standards not yet adopted that could affect the Group’s consolidated financial statements in the future are summarized as follows:

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this update simplify the accounting for income taxes by removing exceptions related to the incremental approach for intra-period tax allocation, certain deferred tax liabilities, and the general methodology for calculating income taxes in an interim period. The amendment also provides simplification related to accounting for franchise (or similar) tax, evaluating the tax basis step up of goodwill, allocation of consolidated current and deferred tax expense, reflection of the impact of enacted tax law or rate changes in annual effective tax rate calculations in the interim period that includes enactment date, and other minor codification improvements. For public business entities, the amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption of the amendments is permitted, including adoption in any interim period for public business entities for periods in which financial statements have not yet been issued. The Group will adopt this guidance in the first quarter of 2021 and is still evaluating, but does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements – Disclosures to align with the SEC’s regulations. This ASU improves consistency by amending the codification to include all disclosure guidance in the appropriate disclosure sections and clarifies application of various provisions in the Codification by amending and adding new headings, cross referencing to other guidance, and refining or correcting terminology. The Group is currently assessing the impact that ASU 2020-10 will have on the disclosures of its future consolidated financial statements.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3)	Acquisitions, disposals and reorganization

There was no acquisition or disposal during 2020.

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

(4)	Other Receivables, net

Other receivables, net consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Advances to staff (i)	9,578	14,142
Advances to entrepreneurial agents (ii)	3,523	1,290
Advances to a third party channel vendor (iii)	13,575	14,318
Rental deposits	14,333	14,824
Amount due from a third party (iv)	6,830	6,830
Amount due from payment platform	9,926	3,079
Other	3,805	2,685
Less: Allowance for current expected credit losses	—	(6,926)
Other receivables, net	61,570	50,242

(i)	This represented advances to staff of the Group for daily business operations which are unsecured, interest-free and repayable on demand.

(ii)	This represented advances to entrepreneurial agents who provide services to the Group. The advances are used by agents to develop business. The advances were unsecured, interest-free and repayable on demand.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(4)	Other Receivables, net (continued)

(iii)	This represented advances to a third-party channel vendor, which are unsecured, interest-free and repayable on demand.

(iv)	This represented the amount receivable from Beijing Cheche Technology Co., Ltd. (“Cheche”) as a result of conversion of loan receivable in October 2019. On October 27, 2020, the original due date of the receivable, the Group entered into a supplemental agreement with Cheche to extend the maturity date of the loan receivable to October 26, 2022.

(5)	Property, Plant and Equipment

Property, plant and equipment, net, is comprised of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Building	12,317	12,317
Office equipment, furniture and fixtures	131,878	134,625
Motor vehicles	11,228	11,701
Leasehold improvements	24,386	29,110
Total	179,809	187,753
Less: Accumulated depreciation	(139,003)	(150,975)
Property, plant and equipment, net	40,806	36,778

No impairment for property, plant and equipment was recorded for the years ended December 31, 2018, 2019 and 2020.

(6)	Goodwill

The gross amount of goodwill and accumulated impairment losses by segment as of December 31, 2019 and 2020 are as follows:

	Agency segment	Claims Adjusting segment	Total
	RMB	RMB	RMB
Gross as of December 31, 2019 and 2020	131,977	21,137	153,114
Accumulated impairment loss as of December 31, 2019 and 2020	(22,108)	(21,137)	(43,245)
Net as of December 31, 2019	109,869	—	109,869
Net as of December 31, 2020	109,869	—	109,869

The Group performed the annual impairment analysis as of the balance sheet date. There has been no impairment loss recognized in goodwill for the years ended December 31, 2018, 2019 and 2020.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(7)	Investments in Affiliates

As of December 31, 2020, the Group’s investments accounted for under the equity method totaled RMB357,661 (as of December 31, 2019: RMB363,414).

Investments as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
CNFinance	352,540	347,769
Puyi.	10,670	9,586
Teamhead Automobile	204	306
Total	363,414	357,661

Investment in CNFinance Holdings Limited (“CNFinance”)

The Group holds 18.5% equity interest of CNFinance after CNFinance’s listing in New York Stock Exchange “NYSE” (symbol: CNF) on November 7, 2018. CNFinance is a leading home equity loan service provider incorporated in the Cayman Islands and based in Guangzhou, PRC. Investment in CNFinance is accounted for using the equity method as the Group has significant influence by the right to nominate one board members out of seven.

As of December 31, 2020, due to the continued decline in the share price of CNFinance, the Group recognized an other-than-temporary impairment of RMB22,958 (as of December 31, 2019: RMB322,655) to reduce the carrying value of the investment to RMB347,769 to reflect the market value of the shares held by the Group.

Investment in Puyi Inc.

The Group holds 4.5% equity interest of Puyi Inc. (“Puyi”) which was listed on NASDAQ (symbol: PUYI) on March 29, 2019. Puyi provides wealth management, corporate finance and asset management services in China. The investment has been accounted for using the equity method as the Group has obtained significant influence through the right to nominate one out of five board directors of Puyi. As of December 31, 2020, the fair value of the Group’s equity interest of Puyi was RMB108,260, and no decline in market fair value of shares held by the Group to an amount below the carrying value was identified.

Investment in Teamhead Automobile

The Group holds 40% equity interest in Shanghai Teamhead Automobile through one of the Group’s claim adjusting subsidiaries. The affiliate is a PRC registered company that provides insurance survey and loss adjusting services.

During the years ended December 31, 2018, 2019 and 2020, the Group recognized its share of income of affiliates in the amount of RMB174,468 and RMB98,100 and RMB20,220 respectively. During the years ended December 31, 2018, 2019 and 2020, the Group recognized an impairment of nil, RMB322,655 and RMB22,958 respectively on its investment in affiliates. During the years ended December 31, 2018, 2019 and 2020, the Group recognized its share of other comprehensive loss of affiliates in the amount of RMB1,763, share of other comprehensive income of affiliates in the amount of RMB452 and share of other comprehensive loss of affiliates in the amount of RMB3,016, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(7)	Investments in Affiliates (Continued)

The summarized financial information of equity method investees is illustrated as below:

	As of December 31,
	2019	2020
	RMB	RMB
Balance Sheets
Total assets	13,490,270	12,666,811
Total liabilities	9,510,013	8,571,667

	Year Ended December 31,
	2018	2019	2020
Results of operation	RMB	RMB	RMB
Income from operations	1,210,690	689,259	115,656
Net profit	907,724	520,539	89,820

(8)	Leases

The Group’s lease payments for office space leases include fixed rental payments and do not consist of any variable lease payments that depend on an index or a rate. As of December 31, 2019 and 2020, there was no leases that have not yet commenced.

The following represents the aggregate ROU assets and related lease liabilities as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Operating lease ROU assets	190,437	200,403
Current operating lease liability	79,986	86,233
Non-current operating lease liability	103,252	103,526
Total operating leased liabilities	183,238	189,759

The weighted average lease term and weighted average discount rate as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
Weighted average lease term:
Operating leases	2.99	2.74
Weighted average discount rate:
Operating leases	4.78%	4.60%

The components of lease expenses for the years ended December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Operating lease cost	77,406	92,385
Short term lease cost	15,148	14,219
Total	92,554	106,604

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(8)	Leases (Continued)

Supplemental cash flow information related to leases for the years ended December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	74,265	92,348
Supplemental noncash information:
Right-of-use assets obtained in exchange for lease obligations net of decrease in right-of-use assets for early determinations	78,344	108,178

Maturities of lease liabilities at December 31, 2020:

Minimum Lease Payment
RMB
Year ending December 31:
2021	92,382
2022	62,187
2023	36,505
2024	16,107
2025	7,416
Thereafter	4,796
Total remaining undiscounted lease payments	219,393
Less: Interest	(29,634)
Total present value of lease liabilities	189,759
Less: Current operating lease liability	(86,233)
Non-current operating lease liability	103,526

(9)	Variable Interest Entities (“VIE”)

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

VIEs related to the 521 Plan (Continued)

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

As of December 31, 2019, the Group had already transferred all the 280 million ordinary shares to the 521 Plan Employee Companies with an average price at US$27.38 per ADS. The 10% subscription price contributed by Participants amounted to RMB266,901 and is recorded as non-current refundable share right deposits on the balance sheets.

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

The nature and structure of the 521 Plan Employee Companies is that they are investment vehicle companies holding the Company’s shares on behalf of the Participants for the purpose of the 521 Plan. Loan agreements and entrusted share purchase agreements were signed among the Group’s wholly-owned subsidiary CISG Holdings Ltd., the 521 Plan Employee Companies and each of the Participants. To effect the 521 Plan, Participants agreed to pay 10% of the subscription price and executed a loan agreement with the Group for a loan representing 90% of the subscription price of the ordinary shares under the 521 Plan. Participants executed an entrusted share purchase agreement with one of the 521 Employee Companies whereby the 521 Plan Employee Company will legally hold the ordinary shares on behalf of the Participants. As of December 31, 2018 and 2019, the loan agreements provide a total of US$184,815 and US$344,988, respectively, in loans to the VIEs and Participants of the 521 Plan with the sole purpose of providing funds necessary for the purchase of the Group’s ordinary shares under the 521 Plan. All the ordinary shares are pledged as collateral to the Group for the loans and are not yet vested, the Participants cannot direct the sale of the ordinary shares without the consent of the Group until the ordinary shares are fully vested in accordance with the 521 Plan’s agreed target performance. The loan agreement and the entrusted share purchase agreement shall terminate after five year or upon termination of agency relationship and employment relationship or the settlement of the loan, whichever comes first.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(9)	Variable Interest Entities (“VIE”) (Continued)

VIEs related to the 521 Plan (Continued)

●	Letter of Undertaking

The sole director and sole shareholder of each of the 521 Plan Employee Companies is either a significant shareholder and director, or an employee of the Group, who have executed powers of attorney on behalf of the Group. Under the power of attorney, they will follow, without any conditions, the Group’s instructions to manage all the activities of each of the 521 Plan Employee Companies. In addition, the Group can replace the sole director and shareholder of each of the 521 Plan Employee Companies to another designated party at its discretion.

The ordinary shares are the only significant assets held by the 521 Plan Employee Companies. Through the loan agreements, entrusted share purchase agreements and letters of undertaking described above, the Group controls the decision-making rights of the 521 Plan Employee Companies with respect to the shares held by the 521 Plan Employee Companies as collateral to the loans issued to the Participants during the vesting period. Given the only substantial recourse to the loans issued by the Group are the ordinary shares, the Group has potential exposure to the economics of the the 521 Plan Employee Companies resulting from the fluctuation in value of the ADS (principally decreases), which is more than insignificant. Further, the Group will also participate in the variability and absorb the economic benefits of the 521 Plan Employee Companies, through an increase in value of the shares held by the 521 Plan Employee Companies, if the performance conditions are not met or partially met based on the profit distribution arrangements. Based on above, the Group is the primary beneficiary of the 521 Plan Employee Companies and consolidates them because it has the power to direct the activities that most significantly impact the 521 Plan Employee Companies’ economic performance, and the obligation to absorb losses of the 521 Plan Employee Companies that could potentially be significant to them and the right to receive benefits from the 521 Plan Employee Companies that could potentially be significant to the 521 Plan Employee Companies. Therefore, the Group has variable interests in the 521 Plan Employee Companies during the vesting period.

Summarized below is the information related to the VIE’s assets and liabilities reported in the Company’s consolidated balance sheets after inter group elimination as of December 31, 2019 and 2020, respectively:

	As of December 31,
	2019	2020
	RMB	RMB
Total assets	—	—
Total liabilities	266,901	—

The VIEs are related to the 521 Plan as explained above, which did not have any operation or cash flows activities during 2019. In December 2020, upon the cancellation of the 521 Plan, the Group refunded all share rights deposits back to the Participants which was presented as cash outflows from financing activities.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(9)	Variable Interest Entities (“VIE”) (Continued)

VIEs related to the 521 Plan (Continued)

Cancellation of the 521 Plan

As disclosed in Note 19(b), the Group entered into supplemental agreements with all remaining Participants in December 2020 to cancel the 521 Plan upon which the 521 Plan Employee Companies returned all subscribed 280,000,000 ordinary shares to the Group, and as a condition, the Group refunded all share rights deposits back to the Participants, and terminated the Participants’ obligation to repay the Group the non-recourse loan principal and interest, and all the relevant original contractual agreements including the loan agreements, entrusted share purchase agreements and letters of undertaking described above were agreed to be terminated and lapsed. As a result, the Group no longer has power to direct the significant activities of the 521 Plan Employee Companies, and no longer bears potentially significant economic exposure through its indirect interests to the 521 Plan Employee Companies, and stopped consolidating the 521 Plan Employee Companies upon the cancellation of the 521 Plan.

(10)	Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of December 31,
	2019	2020
	RMB	RMB

Business and other tax payables	72,998	69,002
Refundable deposits from employees and agents	23,478	21,672
Professional fees	13,958	7,117
Accrued expenses to third parties	22,610	23,169
Contributions from members of eHuzhu mutual aid program	76,765	58,460
Others	10,481	9,028
	220,290	188,448

(11)	Employee Benefit Plans

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

For the years ended December 31, 2018, 2019 and 2020, the Group contributed and accrued RMB74,179, RMB90,438 and RMB52,942, respectively.

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

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 8.25% for the years ended December 31, 2018, 2019 and 2020.

Pursuant to the relevant laws and regulations in the PRC, Ying Si Kang Information Technology (Shenzhen) Co., Ltd. (“Ying Si Kang”) and Shenzhen Huazhong United Technology Co., Ltd. (“Shenzhen Huazhong”), subsidiaries of the Group, was regarded as a software company and thus exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Ying Si Kang, year 2014 was the first profit-making year and accordingly it has made a 12.5% tax provision for its profits for the years ended December 31, 2016, 2017 and 2018. For Shenzhen Huazhong, year 2017 was the first profit-making year and accordingly it has made a 12.5% tax provision for its profits for the years ended December 31, 2019 and 2020.

Pursuant to the Circular on Issues Regarding Tax-related Preferential Policies for Further Implementation of Western Development Strategy jointly issued by the State Ministry of Finance, General Administration of Customs, China and State Administration for Taxation, enterprises located in the western China regions that fall into the encouraged industries are entitled to 15% EIT preferential tax treatment from January 1, 2011 to December 31, 2020 and this policies is further extended to December 31, 2030. In September 2018, Fanhua Lianxing Insurance Sales Co., Ltd. (“Lianxing”), the Group’s wholly-owned subsidiary, which is the holding entity of the Group’s life insurance operations, were relocated to Tianfu New Area, Sichuan province. Lianxing was entitled to a preferential tax rate of 15% from September 1, 2018 to December 31, 2020 as it was classified as encouraged enterprises in the western region in an industry sector encouraged by the PRC government. Tibet Zhuli Investment Co. Ltd. (“Tibet Zhuli”), the Group’s wholly-owned subsidiary, was entitled to a preferential tax rate of 15% for the years ended December 31, 2018, 2019 and 2020, as it was established with approval in an economy development zone in the PRC before January 1, 2018.

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

One of the Group’s wholly owned subsidiaries, CNinsure Holdings Limited, was determined by Hong Kong Taxation Bureau to be a Hong Kong resident enterprise since July 2018. The Hong Kong resident certificate was issued by the Hong Kong Inland Revenue Department and will be valid till the year ending December 31, 2022. Accordingly, CNinsure Holdings Limited qualified as a Hong Kong resident and was entitled to enjoy a reduced tax rate of 5% for the dividends paid by PRC subsidiaries for the years ended December 31, 2018, 2019 and 2020 under Bulletin [2018] No. 9 (e.g. beneficial ownership, shareholding percentage and holding period).

The Group accounts for uncertain income tax positions by prescribing a minimum recognition threshold in the financial statements. The Group’s liabilities for unrecognized tax benefits were included in other tax liabilities. As of December 31, 2019 and 2020, the balance of unrecognized tax benefits are comprised of amounts mainly arising from gain on disposal of subsidiaries and certain transfer pricing arrangements in prior years.

The movements of unrecognized tax benefits are as follows:

RMB
Balance as of January 1, 2018	70,350
Change in unrecognized tax benefits	—
Increase in tax positions	—
Balance as of December 31, 2018	70,350
Change in unrecognized tax benefits	—
Increase in tax positions	—
Balance as of December 31, 2019	70,350
Change in unrecognized tax benefits	—
Decrease in tax positions	(3,131)
Balance as of December 31, 2020	67,219

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Group’s consolidated financial statements. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Group’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. During the current year, the Group reversed transfer pricing related uncertain tax position amounted to RMB3,131 when its statute of limitation expired in 2020.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(12)	Income Taxes (Continued)

Income tax expenses are comprised of the following:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current tax expense	243,330	139,549	67,609
Deferred tax (income) expense	(18,744)	4,267	15,778
Income tax expense	224,586	143,816	83,387

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets:
Operating loss carryforward	40,498	40,666
Intangible assets, net	5,311	4,493
Less: valuation allowances	(38,482)	(35,127)
Total	7,327	10,032
Deferred tax liabilities:
PRC dividend withholding taxes	7,898	26,380
Total	7,898	26,380

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided RMB38,482 and RMB35,127 valuation allowance for the years ended December 31, 2019 and 2020, respectively.

The Group had total operating loss carry-forwards of RMB162,704 and RMB162,491 as of December 31, 2019 and 2020, respectively. As of December 31, 2020, all of the operating loss carry-forwards will expire in the years from 2021 to 2025. During the years ended December 31, 2018, 2019 and 2020, RMB16,288, RMB6,060 and RMB5,321, respectively, of tax loss carried forward has been expired and canceled.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(12)	Income Taxes (Continued)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income from continuing operations before income taxes, share of income of affiliates, net	667,213	560,925	362,302
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	166,803	140,231	90,576
Expenses not deductible for tax purposes:
—Entertainment	1,358	2,516	2,428
—Other	1,079	730	202
Effect of tax holidays on concessionary rates granted to PRC subsidiaries	(8,307)	(36,527)	(18,114)
Effect of different tax rates of subsidiaries operating in other jurisdictions	—	—	2,732
Change in valuation allowance	6,583	5,987	(3,355)
Deferred income tax for dividend distribution	53,702	49,267	18,483
Effect of non-taxable income*	—	(13,422)	(13,648)
Other	3,368	(4,966)	4,083
Income tax expense	224,586	143,816	83,387

*	The effect of non-taxable income represents an income tax exemption according to the Notice (Cai Shui [2002] No. 128) promulgated by the State Administration of Taxation and Ministry of Finance in China on dividend income derived from a purchased open-end securities investment fund product that the Group recorded as short term investment.

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately RMB8,307, RMB36,527 and RMB18,114 for the years ended December 31, 2018, 2019 and 2020, respectively. Without such exemption, the Group’s basic net profit per share for the years ended December 31, 2018, 2019 and 2020 would have been decreased by RMB0.01, RMB0.03 and RMB0.02, and diluted net profit per share for the years ended December 31, 2018, 2019 and 2020 would have been decreased by RMB0.01, RMB0.03 and RMB0.02, respectively.

If the entities were to be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%, whereas in the case of dividends paid by PRC subsidiaries which are 25% or more directly owned by tax residents in the Hong Kong Special Administrative Region, the withholding tax would be 5%. The Group’s subsidiary, CNinsure Holdings Limited qualified as Hong Kong resident and was entitled to enjoy 5% reduced tax rate under Bulletin [2019] No. 9 for the years ended December 31, 2018, 2019 and 2020, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(12)	Income Taxes (Continued)

Aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution to the Group of approximately RMB1,303,923 and RMB1,146,274 as of December 31, 2019 and 2020 respectively, are considered to be indefinitely reinvested. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred tax liability in respect of those undistributed earnings of approximately RMB65,196 and RMB57,314, respectively.

During the years ended December 31, 2018，2019 and 2020, the Group has provided RMB53,702, RMB49,267 and RMB18,483, respectively, deferred income tax for the declared dividend distribution based on a 5% withholding tax rate.

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

In December 2020, the Company cancelled 280,000,000 ordinary shares related to the 521 Plan since the 521 Plan was cancelled in December 2020 (see more details in Note 19(b)).

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

During 2018, the Company repurchased 1,423,774 ADS (equivalent of 28,475,480 ordinary shares) on the open market and 7.5 million ADS (equivalent of 150,000,000 shares) from Master Trend Limited to execute the 521 Plan in 2018, for an accumulated cash consideration of RMB1,716,343, representing 2.19% and 11.52% of the total shares outstanding as of December 31, 2018 respectively. Master Trend Limited is an investment vehicle company beneficially owned by Mr. Qiuping Lai, co-founder and former president of the Group who retired from the Company in March 2016.

During 2018, the Company issued 1,760,000 new shares for the exercise of options, representing 0.16% of the total shares outstanding as of December 31, 2018.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(14)	Net Income per Share

The computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Basic:
Net income	617,095	192,554	276,177
Less: Net income attributable to the noncontrolling interests	7,180	3,622	7,923
Net income attributable to the Company’s shareholders	609,915	188,932	268,254
Weighted average number of ordinary shares outstanding	1,239,264,464	1,092,601,338	1,073,891,784
Basic net income per ordinary share	0.49	0.17	0.25
Basic net income per ADS	9.84	3.46	5.00

Diluted:
Net income	617,095	192,554	276,177
Less: Net income attributable to the noncontrolling interests	7,180	3,622	7,923
Net income attributable to the Company’s shareholders	609,915	188,932	268,254
Weighted average number of ordinary shares outstanding	1,239,264,464	1,092,601,338	1,073,891,784
Weighted average number of dilutive potential ordinary shares from share options	1,589,570	628,098	399,576
Total	1,240,854,034	1,093,229,436	1,074,291,360
Diluted net income per ordinary share	0.49	0.17	0.25
Diluted net income per ADS	9.83	3.46	4.99

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

In December 2020, the Group cancelled the 521 Plan without any replacement awards, and as a result, the Participants returned the subscribed shares to the Group (see more details in Note 19(b)). The returned shares were cancelled by the end of the year.

(15)	Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2019 and 2020. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. The accumulated amounts contributed to the statutory reserves were RMB508,739 and RMB553,911 as of December 31, 2019 and 2020, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(16)	Related-party Balances and Transactions

The principal related-party balances as of December 31, 2019 and 2020, and transactions for the years ended December 31, 2018, 2019 and 2020 are as follows:

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

In 2018 and 2019, one of the Group’s subsidiaries purchased certain wealth management products offered by an online peer-to-peer (“P2P”) lending platform, which is considered to be a related party as the legal representative of the company that operates the P2P platform is a relative to Mr. Yinan Hu, the Group’s co-founder and director. The wealth management products purchased on the platform by the subsidiary bear interests at 7.3% with terms of 90 days. Principal and interests are payable upon maturity of those products or on a quarterly basis. As of December 31, 2018, the value of the outstanding wealth management products recorded as short term investments in the consolidated balance sheets was RMB15,000 and no investment income has been recognized before maturity. As of December 31, 2019, these wealth management products were matured. The principal of RMB15,000 and interests of RMB360 recorded as investment income in the consolidated statements of income have been received in 2019. There was no balance outstanding as of December 31, 2019 with regard to such products.

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

(17)	Commitments and Contingencies

(i) See Note 8 for the Group’s commitments for future minimum lease payments under operating leases.

(ii) As of December 31, 2020, there was no pending legal proceeding to which the Group is a party that will have a material effect on the Group’s business, results of operations or cash flows.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(18)	Concentrations of Credit Risk

Concentration risks

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Year ended December 31,
	2018	% of sales	2019	% of sales	2020	% of sales
	RMB		RMB		RMB

Huaxia Life Insurance Company Limited (“Huaxia”)	1,100,027	31.7%	882,539	23.8%	606,581	18.6%

Aeon Life Insurance Co., Ltd. (“Aeon”).	453,120	13.1%	677,707	18.3%	560,341	17.1%
Sinatay Life Insurance Co., Ltd. (“Sinatay”)	*	*	595,600	16.1%	504,489	15.4%
Evergrande Life Insurance Co., Ltd. (“Evergrande”)	*	*	*	*	339,567	10.4%
Tianan Life Insurance Co., Ltd. (“Tianan”)	704,933	20.3%	447,430	12.1%	*	*
	2,258,080	65.1%	2,603,276	70.3%	2,010,978	61.5%

*	represented less than 10% of total net revenues as of the year.

Details of the customers which accounted for 10% or more of gross accounts receivable are as follows:

	As of December 31,
	2019	%	2020	%
	RMB		RMB
Sinatay	100,872	14.4%	126,820	20.7%
Huaxia	213,851	30.4%	108,232	17.7%
Aeon	*	*	106,658	17.4%
Evergrande	*	*	66,660	10.9%
	314,723	44.8%	408,370	66.7%

*	represented less than 10% of accounts receivable as of the year end.

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

For the years ended December 31, 2019 and 2020, share-based compensation expenses of nil were recognized in connection with the 2012 Options G, respectively.

For the year ended December 31, 2020, changes in the status of total outstanding options, were as follows:

	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price in RMB	Aggregate Intrinsic Value RMB
Outstanding as of January 1, 2020	400,000	2.25	0.01	3,613
Exercised	—	—	—
Forfeited	—	—	—
Outstanding as of December 31, 2020	400,000	1.25	0.01	1,567
Exercisable as of December 31, 2020	400,000	1.25	0.01	1,567

As of December 31, 2020, all of the above options were fully vested.

Total intrinsic value of options exercised for the Company’s share option plans for the years ended December 31, 2018, 2019 and 2020 were RMB16,884, RMB5,703 and nil, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(19)	Share-based Compensation (Continued)

(b)	The 521 Plan

In-substance non-recourse loans and option grants

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

The modified award was accounted for as an equity award going forward from the date of modification with a fair value measured on the modification date on a straight-line basis over the remaining requisite service period. The Group compared the fair value of the options granted immediately before the modification to the fair value of the modified award and there is no change in the fair value at the modification date. Therefore, at the modification date, the Group reclassified the amounts previously recorded as a share-based compensation liability as a component of equity in the form of a credit to additional paid-in capital.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(19)	Share-based Compensation (Continued)

(b)	The 521 Plan (Continued)

Option modification (Continued)

At the modification date on November 18, 2019, the Group used the Black-Scholes valuation model in determining the fair value of the options granted, which requires the input of certain assumptions, including the expected life of the stock option, stock price volatility, dividend rate and risk-free interest rate. The assumption used in determining the fair value of the options on the modification date were as follows:

Assumptions	November 18, 2019

Expected dividend yield (Note i)		3.00%
Risk-free interest rate (Note ii)		1.61%
Expected volatility (Note iii)		50.25%
Expected life (Note iv)		4.12 years
Share price per ordinary share on valuation date	US$	26.64

(i)	Expected dividend yield:

The expected dividend yield was estimated by the Group based on its historical dividend policy.

(ii)	Risk-free interest rate:

Risk-free interest rate was estimated based on the 5-year US Government Bond yield as of the valuation date.

(iii)	Expected volatility:

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

On November 15, 2019, the Board of Directors of the Group approved an exemption of the first-year performance condition for all Participants under the 521 Plan. For the year ended December 31, 2019, the Group estimated the forfeiture rate for all Participants to be nil. Mainly due to the impact of COVID-19 and the recent evolving dynamics of the insurance industry, the Group estimated that it is not probable that the Participants can achieve the second-year performance condition by end of 2020.

In December 2020, the Group entered into supplemental agreements with all remaing Participants to cancel the 521 Plan. In accordance with the supplemental agreements, all the relevant original contractual agreements were terminated and lapsed and upon which, the 521 Plan Employee Companies returned a total of 280,000,000 subscribed ordinary shares to the Group, and as a condition, the Group refunded all share rights deposits amounting RMB250,312 (US$38,332) back to the Participants, and terminated the Participants’ obligation to repay the Group the non-recourse loan principal and accumulated interest. By the end of 2020, the transaction was completed and the returned shares were all cancelled.

For the year ended December 31, 2020, changes in the status of total outstanding options under 521 Plan, was as follows:

	Number of options	Weighted average exercise price in US$	Weighted average remaining contractual life (Years)	Aggregate Intrinsic Value RMB
Outstanding as of January 1, 2020	280,000,000	1.4	4.00	—
Granted	—
Exercised	—	—	—	—
Cancelled	(280,000,000)	1.4	—	—
Outstanding as of December 31, 2020	—	—	—	—

For the year ended December 31, 2019, the Group recognized RMB393 share-based compensation expense related to the 521 plan, while for the year ended December 31, 2020, the Group reversed RMB393 as the the stock options related to the 521 Plan were estimated to be improbable to vest. As of December 31, 2020, there was no unrecognized share-based compensation expense related to the 521 Plan.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(20)	Treasury Stock

As disclosed in Note 19(b), the Group cancelled the 521 Plan upon which all related subscribed shares presented as treasury stock in total 178,475,480 ordinary shares were returned to the Group, and cancelled in December 2020. As a result, the number of treasury shares as of December 31, 2020 was nil.

During the year 2019, a total of 50,223,820 ordinary shares (2,511,191 ADSs) have been repurchased from the open market under the Company’s share buyback program at an average price of approximately US$28.2 per ADS and cancelled during the year.

During the year 2018, a total of 178,475,480 ordinary shares, comprising 28,475,480 ordinary shares has been repurchased from the open market and 150,000,000 ordinary shares has been purchased from Master Trend, a related party of the Group at the time of the transaction. The Group accounts for repurchased ordinary shares under the par value method and includes such treasury stock as a component of the shareholders’ equity.

(21)	Restricted Net Assets

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. As of December 31, 2019 and 2020, the Company had restricted net assets of RMB1,410,432 and RMB1,455,605, respectively, which were not eligible to be distributed. These amounts were comprised of the registered capital of the Company’s PRC subsidiaries and the statutory reserves disclosed in Note 15.

(22)	Segment Reporting

As of December 31, 2020, the Group operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for distributing life and P&C insurance products on behalf of insurance companies, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

The following table shows the Group’s operations by business segment for the years ended December 31, 2018, 2019 and 2020. Other includes revenue and expenses that are not allocated to reportable segments and corporate related items.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(22)	Segment Reporting (Continued)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net revenues
Agency	3,143,873	3,335,397	2,834,997	434,482
Claims Adjusting	327,390	370,606	433,148	66,383
Total net revenues	3,471,263	3,706,003	3,268,145	500,865
Operating costs and expenses
Agency	(2,614,593)	(2,797,651)	(2,481,219)	(380,264)
Claims Adjusting	(316,899)	(361,474)	(416,241)	(63,792)
Other	(114,028)	(77,515)	(68,499)	(10,497)
Total operating costs and expenses	(3,045,520)	(3,236,640)	(2,965,959)	(454,553)
Income (loss) from operations
Agency	529,280	537,746	353,778	54,218
Claims Adjusting	10,491	9,132	16,907	2,591
Other	(114,028)	(77,515)	(68,499)	(10,497)
Income from operations	425,743	469,363	302,186	46,312

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Segment assets
Agency	1,133,121	1,254,778	192,303
Claims Adjusting	276,885	309,237	47,393
Other	2,030,837	1,516,984	232,488
Total assets	3,440,843	3,080,999	472,184

Substantially all of the Group’s revenues for the three years ended December 31, 2018, 2019 and 2020 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.

(23)	Subsequent events

On March 22, 2021, the Group’s Board of Directors declared a quarterly dividend of US$0.0125 per ordinary share, or US$0.25 per ADS for the fourth quarter of 2020. The dividend will be paid to shareholders of record on March 31, 2021.

On March 22, 2021, the Group announced that its Board of Directors has approved the management’s proposal for annual dividend of US$0.6 per ADS, or US$0.03 per ordinary share for the year of 2021. The dividend will be paid on a quarterly basis, with US$0.15 per ADS, or US$0.0075 per ordinary share, payable in each of the next four quarters.

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

(In thousands, except for shares and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	32,314	66,345	10,168
Short term investments	36,416	35,303	5,410
Other receivables and amounts due from subsidiaries and affiliates	1,378,556	651,533	99,853
Total current assets	1,447,286	753,181	115,431
Non-current assets:
Investment in subsidiaries	2,855,907	3,111,767	476,899
Investment in an affiliate	10,670	9,586	1,469
Total assets	4,313,863	3,874,534	593,799

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables and accrued expenses	1,330,068	915,738	140,343
Amounts due to subsidiaries	785,608	1,125,237	172,450
Non-current liabilities:
Refundable share rights deposits (Including refundable share rights deposits of the consolidated VIE of RMB266,901 and nil as of December 31, 2019 and 2020, respectively)	266,901	—	—
Total liabilities	2,382,577	2,040,975	312,793
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued 1,252,367,264 and 1,073,891,784 shares, of which 1,073,891,784 and 1,073,891,784 shares were outstanding as of December 31, 2019 and 2020, respectively)	9,235	8,089	1,240
Treasury stock	(1,146)	—	—
Additional paid-in capital	393	—	—
Retained earnings	1,988,233	1,860,465	285,129
Accumulated other comprehensive loss	(65,429)	(34,995)	(5,363)
Total equity	1,931,286	1,833,559	281,006
Total liabilities and shareholders’ equity	4,313,863	3,874,534	593,799

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL INFORMATION OF THE COMPANY — (Continued)

Statements of Income and Comprehensive Income

(In thousands)

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
General and administrative expenses	(6,973)	(6,480)	(4,204)	(644)
Selling expenses	—	(281)	281	43
Interest income	10,624	1,767	1,044	160
Equity in earnings of subsidiaries and an affiliate	606,264	193,926	271,133	41,553
Net Income attributable to the Company’s shareholders	609,915	188,932	268,254	41,112
Other comprehensive (loss) income:
Foreign currency translation adjustments	(10,194)	10,178	9,639	1,477
Unrealized net gains on available-for-sale investments	—	17,231	23,811	3,649
Share of other comprehensive gain (loss) of affiliates	(1,763)	452	(3,016)	(462)
Comprehensive income attributable to the Company’s shareholders	597,958	216,793	298,688	45,776

FANHUA INC.

SCHEDULE 1—CONDENSED FINANCIAL INFORMATION OF THE COMPANY — (Continued)

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	609,915	188,932	268,254	41,112
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and an affiliate	(606,264)	(193,926)	(271,133)	(41,553)
Compensation expenses associated with stock options	—	393	(393)	(60)
Changes in operating assets and liabilities:
Other receivables	10,644	(4)	26	4
Other payables	1,326,440	1,214	(7,707)	(1,181)
Net cash (used in) from operating activities	1,340,735	(3,391)	(10,953)	(1,678)
Cash flows (used in) generated from investing activities
Purchase of short-term investments	—	(178,371)	(71,382)	(10,940)
Changes in investment in subsidiaries and an affiliate	81,129	(6,623)	26,195	4,015
Advances to subsidiaries and affiliates	467,995	498,774	660,004	101,150
Proceeds from disposal of short-term investments	—	143,581	73,310	11,235
Net cash generated from investing activities	549,124	457,361	688,127	105,460
Cash flows generated from (used in ) financing activities:
Proceeds on exercise of stock options	3,286	4	—	—
Proceeds of employee and grantee subscriptions	211,054	111,304	—	—
Dividends paid	(326,725)	(435,072)	(388,499)	(59,540)
Repurchase of ordinary shares from open market	(251,220)	(484,015)	—	—
Repayment of subscription from the 521 Plan participants	—	—	(250,312)	(38,362)
Repurchase of ordinary shares from shareholder	(1,318,611)	—	—	—
Net cash generated used in financing activities	(1,682,216)	(807,779)	(638,811)	(97,902)
Net increase (decrease) in cash and cash equivalents	207,643	(353,809)	38,363	(5,880)
Cash and cash equivalents and restricted cash at beginning of year	169,413	366,862	32,314	4,952
Effect of exchange rate changes on cash and cash equivalents	(10,194)	19,261	(4,332)	(664)
Cash and cash equivalents and restricted cash at end of year	366,862	32,314	66,345	10,168

FANHUA INC.

Note to Schedule 1

(In thousands, except for shares)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

As of December 31, 2020, RMB1,455,605 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2018, 2019 and 2020.

During each of the three years in the period ended December 31, 2020, no dividend was paid by the Group’s subsidiaries to the Company in 2018, 2019 and 2020.

As of December 31, 2020, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company except for those which have been separately disclosed in the consolidated financial statements, if any.

Basis of preparation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group as of December 31, 2019 and 2020 and the years ended 2018, 2019 and 2020.