Form 20-F
period 2022-12-31
FANHUA INC.
filed 2023-04-25
CIK 1413855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

1,072,842,484 ordinary shares, par value US$0.001 per share as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☐

- i -

INTRODUCTION

In this annual report, unless the context otherwise requires:

●	“we,” “us,” “our company,” “the Company” or “our” refers to Fanhua Inc., formerly known as CNinsure Inc. and its subsidiaries and, in the context of describing its operations and consolidated financial information, its variable interest entities which are its consolidated affiliated entities, if applicable. As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between the VIEs, and the VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our direct and indirect owned subsidiaries, and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts;

●	“Parent” refers to Fanhua Inc., a Cayman Islands holding company;

●	“consolidated VIEs” refers to Shenzhen Xinbao Investment Management Co., Ltd. (“Xinbao Investment”) Fanhua RONS (Beijing) Technologies Co., Ltd. (“Fanhua RONS Technologies”) and their subsidiaries;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Taiwan, Hong Kong Special Administrative Region (“Hong Kong”) and Macau Special Administrative Region(“Macau”);

●	“provinces” of China refers to the 23 provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing), the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi), excluding, solely for the purpose of this annual report, Taiwan, Hong Kong and Macau;

●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

●	“ADSs” refers to our American depositary shares, each of which represents 20 ordinary shares;

●	all references to “RMB” or “Renminbi” are to the legal currency of China, all references to “US$” and “U.S. dollars” are to the legal currency of the United States and all references to “HK$” and “HK dollars” are to the legal currency of Hong Kong;

●	“customer” refers to policyholder or our insurance company partner which we define as customer under ASC 606; and

●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our Corporate Structure

Fanhua Inc. is a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd., or Zhonglian Enterprise, and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., or Xinlian Information, and their subsidiaries in which we hold equity ownership interests, and (ii) contractual arrangements among (x) our wholly-owned PRC subsidiaries Fanhua Insurance Sales Service Group Company Limited, or Fanhua Group Company and Beijing Fanlian Investment Co., Ltd., or Fanlian Investment, (y) the consolidated VIEs, namely, Shenzhen Xinbao Investment Management Co., Ltd., or Xinbao Investment, and Fanhua RONS (Beijing) Technologies Co., Ltd., or Fanhua RONS Technologies, two limited liability companies established under PRC law, and (z) the individual nominee shareholder of the consolidated VIEs. Fanhua Inc. holds 49% equity interests in Xinbao Investment. Investors in the ADSs thus are not purchasing, and may never directly hold all equity interests in the consolidated VIEs. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business, and we therefore operate these businesses in China through the consolidated VIEs. For a summary of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As used in this annual report, “we”, “us”, or “our” refers to Fanhua Inc. and its subsidiaries.

- ii -

Our corporate structure is subject to risks relating to our contractual arrangements with Xinbao Investment, Fanhua RONS Technologies and their individual nominee shareholders. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the consolidated VIEs or forfeit our rights under the contractual arrangements. Fanhua Inc. and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Xinbao Investment and Fanhua RONS Technologies and, consequently, significantly affect the financial condition and results of operations of Fanhua Inc. If we are unable to claim our right to control the assets of the consolidated VIEs, the ADSs may decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties relating to doing business in China. We operate our business primarily in China, and are subject to complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals in connection with a future offering of our securities to foreign investors, oversight on cybersecurity and data privacy, and the expanding efforts in anti-monopoly enforcement. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The Holding Foreign Companies Accountable Act

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. Our financial statements contained in this annual report on Form 20-F for the fiscal year ended December 31, 2022 have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, an independent registered public accounting firm that is headquartered in Mainland China and is on such lists.

On May 26, 2022, we have been conclusively identified by the Commission as a Commission-Identified Issuer under the Holding Foreign Company Accountable Act, or the HFCA Act. If, in the future, we have been identified by the Commission for three consecutive years as an issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the Commission may prohibit our shares or ADSs from being traded on a national securities exchange or in the “over-the-counter” trading market in the United States. Additionally, on December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among others, amended the HFCA Act to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HFCA Act to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Therefore, our auditor is currently able to be fully inspected and investigated by the PCAOB. Accordingly, until such time as the PCAOB issues any new determination, we are at no risk of having our securities subject to a trading prohibition under the HFCA Act. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, we and our investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in the audit procedures and reported financial information and the quality of our financial statements. If we fail to meet the new listing standards specified in the HFCA Act, we could face possible delisting from the Nasdaq, cessation of trading in the “over-the-counter” market, deregistration from the Commission and/or other risks, which may materially and adversely affect, or effectively terminate, our ADSs trading in the United States.

- iii -

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

The Consolidated VIEs and China Operations

Fanhua Inc. is a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Zhonglian Enterprise and Xinlian Information, and their subsidiaries in which we hold equity ownership interests, and (ii) contractual arrangements among (x) our wholly-owned PRC subsidiary Fanhua Group Company and Fanlian Investment, (y) the consolidated VIEs, Xinbao Investment and Fanhua RONS Technologies, limited liability companies established under PRC law, and (z) the individual nominee shareholders of the consolidated VIEs. Fanhua Inc. holds 49% equity interests in Xinbao Investment. Investors in the ADSs thus are not purchasing, and may never directly hold all equity interests in the consolidated VIEs.

We commenced a restructuring in August 2021 to re-establish the VIE structure for our online insurance business where our direct equity interests in Xinbao Investment were reduced from 100% to 49% and the remaining 51% was nominally held by an employee of the Company on behalf of the Company. The restructuring completed in December 2021. Concurrently, our wholly-owned PRC subsidiary, Fanhua Group Company, entered into contractual arrangements with Xinbao Investment and the individual nominee shareholder. These agreements include:(i) a technology consulting and service agreement, which enables us to receive all of the economic benefits of Xinbao investment and its subsidiaries, (ii) a loan agreement, powers of attorney and an equity pledge agreement, which provide us with effective control over Xinbao Investment, and (iii) an exclusive purchase option agreement, which provides us with the option to purchase part of the equity interests in Xinbao Investment.

On June 24, 2022, our wholly owned subsidiary Fanlian Investment transferred all of the equity interests in Fanhua RONS Technologies to Mr. Peng Ge, our chief financial officer to hold the shares of Fanhua RONS Technologies nominally on behalf of the Company. Concurrently, Fanlian Investment entered into contractual arrangements with Fanhua RONS Technologies and Mr. Ge. The contractual arrangements are substantially similar to those among Fanhua Group Company, Xinbao Investment and its individual nominee shareholder.

For more details of the restructuring and the contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the consolidated VIEs of the Company is in compliance with PRC laws and regulations; (ii) the contractual arrangements with the consolidated VIEs and the individual shareholders are legal, valid and binding obligation of such party, and enforceable against such party in accordance with their respective terms; and (iii) the execution, delivery and performance of the consolidated VIEs and its shareholders do not result in any violation of the provisions of the articles of association and business licenses of the consolidated VIEs, and any violation of any current PRC laws and regulations.

However, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Xinbao Investment and Fanhua RONS Technologies or forfeit our rights under the contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the contractual arrangements that establish the structure for operating part of our China business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated VIEs, Xinbao Investment and Fanhua RONS Technologies, and their shareholders to conduct a small part of our China operations, which may not be as effective in providing operational control as direct ownership, and these contractual arrangements have not been tested in a court of law.”

The following diagram illustrates the corporate structure of us and the consolidated VIEs, including the names, places of incorporation and the proportion of ownership interests in our and the consolidated VIEs’ significant subsidiaries and their respective subsidiaries as of March 31, 2023:

The diagram above omits the names of subsidiaries that are immaterial individually and in the aggregate. For a complete list of our subsidiaries as of March 31, 2023, see Exhibit 8.1 to this annual report.

Fund Flows between Fanhua Inc., its Subsidiaries and the Consolidated VIEs

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the consolidated VIEs only through loans, subject to the satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our PRC subsidiaries to satisfy part of our liquidity requirement. Under the contractual arrangements among Fanhua Group Company, the consolidated VIEs, and the shareholders of the consolidated VIEs, Fanhua Group Company is entitled to all of the economic benefits of the consolidated VIEs and its subsidiaries in the form of service fees. For risks relating to the fund flows of our China operations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Assets Transfer Occurred Between Fanhua Inc., its Subsidiaries and the Consolidated VIEs

Under the Contractual Arrangements, Fanhua Group Company and Fanlian Investment provide consultation and training services to the consolidated VIEs and are entitled to receive service fees from the consolidated VIEs in exchange. The Contractual Arrangements provide that the consolidated VIEs shall pay a quarterly fee calculated primarily based on a percentage of its revenues.

Technology consulting and service agreements were entered into between (i) Fanhua Group Company and (ii) Xinbao Investment and each of its subsidiaries on March 1, 2022 and consulting and service agreements were entered into between (i) Fanlian Investment and (ii) Fanhua RONS Technologies and each of its subsidiaries. No service fees have been incurred in 2022. The cash flows occurred between our subsidiaries and the consolidated VIEs included the following: (1) cash received by the VIEs from our subsidiaries as inter-company advances amounted to RMB43.0 million for the year ended December 31, 2022; and (2) commissions received offset by technology services paid by our subsidiaries to the VIEs amounted to RMB94.9 million for the year ended December 31, 2022.

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

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Our cash dividends were paid in U.S. dollars. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign-currency-denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our PRC subsidiaries and the consolidated VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries and the consolidated VIEs are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently do not require any such dividends, loans or advances from our PRC subsidiaries and the consolidated VIEs for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries and the consolidated VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely pay dividends to or distributions to our shareholders.

Financial Information Related to the VIEs

The following tables set forth the summary consolidated balance sheets data as of December 31, 2022 of the Parent, our wholly-owned foreign subsidiary (“WOFEs”), or Fanhua Group Company and Fanlian Investment, that are the primary beneficiaries of the VIEs under accounting principles generally accepted in the United States, or U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries and the consolidated VIEs and their subsidiaries, and the summary of the consolidated statement of income and cash flows for the year ended December 31, 2022. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our and the consolidated VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	As of December 31, 2022
	Parent	Consolidated VIEs and their subsidiaries	WOFEs	Other Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	38,512	38,169	112,399	378,445	—	567,525
Restricted cash	—	27,115	—	53,571	—	80,686
Short term investments	27,619	—	—	320,135	—	347,754
Accounts receivable, net	—	21,380	—	372,220	—	393,600
Contract assets, net	—	—	—	659,788	—	659,788
Other receivables, net	—	1,951	181,086	48,012	—	231,049
Amounts due from internal companies	417,613	208,630	943,158	3,056,014	(4,625,415)	—
Investment in an affiliate	4,035	—	—	—	—	4,035
Investments in subsidiaries and the VIEs and VIEs’ subsidiaries	2,520,667	—	1,178,977	64,000	(3,763,644)	—
Right-of-use assets, net	—	5,273	13,074	126,739	—	145,086
Property, plant, and equipment, net	—	2,322	1,289	94,848	—	98,459
Other non-current assets	—		—	11,400	—	11,400
Deferred tax assets	—	5,000	—	15,402	—	20,402
Other assets	—	1,755	387,545	140,432	—	529,732
Total assets	3,008,446	311,595	2,817,528	5,341,006	(8,389,059)	3,089,516
Liabilities
Short-term loan	—	—	—	35,679	—	35,679
Accounts payable	—	8,600	—	353,752	—	362,352
Accrued commissions	—	—	—	267,349	—	267,349
Other payables and accrued expenses	3,599	3,267	2,597	164,863	—	174,326
Amounts due to internal companies	1,381,444	170,839	2,102,968	972,406	(4,627,657)	—
Income tax payable	—	7,509	852	121,663	—	130,024
Deferred tax liabilities	—	—	—	102,455	—	102,455
Operating lease liability	—	4,955	14,107	117,432	—	136,494
Accrued payroll	—	10,941	4,853	80,485	—	96,279
Other tax liabilities	—	26,147	—	10,500	—	36,647
Insurance premium payable	—	16,571	—	9	—	16,580
Total liabilities	1,385,043	248,829	2,125,377	2,226,593	(4,627,657)	1,358,185
Total net assets	1,623,403	62,766	692,151	3,114,413	(3,761,402)	1,731,331

	As of December 31, 2021
	Parent	Consolidated VIE and its subsidiaries	WOFEs	Other Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	14,507	2,301	211,909	335,907	—	564,624
Restricted cash	—	30,343	—	61,555	—	91,898
Short term investments	34,705	—	537,953	298,024	—	870,682
Accounts receivable, net	—	32,406	—	415,698	(57,772)	390,332
Contract assets, net	—	—	—	455,539	—	455,539
Other receivables, net	—	949	1,590	58,216	—	60,755
Amounts due from internal companies	635,953	116,351	711,908	3,561,209	(5,025,421)	—
Investment in an affiliate	6,378	—	—	329,430	—	335,808
Investments in subsidiaries and the VIE and VIE’s subsidiaries	3,328,864	—	416,099	500,000	(4,244,963)	—
Right-of-use assets, net	—	1,190	16,113	208,374	—	225,677
Property, plant, and equipment, net	—	1,679	184	44,937	—	46,800
Other non-current assets	—	—	—	31,459	—	31,459
Deferred tax assets	—	—	6,517	12,211	—	18,728
Other assets	—	924	—	148,892	—	149,816
Total assets	4,020,407	186,143	1,902,273	6,461,451	(9,328,156)	3,242,118
Liabilities
Accounts payable	—	62,132	—	330,792	(57,203)	335,721
Accrued commissions	—	—	—	139,706	—	139,706
Other payables and accrued expenses	2,903	1,601	4,261	169,392	—	178,157
Amounts due to internal companies	2,179,619	35,933	1,346,557	1,463,881	(5,025,990)	—
Income tax payable	—	6,617	4,440	119,165	—	130,222
Deferred tax liabilities	—	—	211	73,505	—	73,716
Operating lease liability	—	1,286	17,071	196,938	—	215,295
Accrued payroll	—	2,166	4,435	105,071	—	111,672
Other tax liabilities	—	—	112	73,101	—	73,213
Insurance premium payable	—	24,054	—	—	—	24,054
Total liabilities	2,182,522	133,789	1,377,087	2,671,551	(5,083,193)	1,281,756
Total net assets	1,837,885	52,354	525,186	3,789,900	(4,244,963)	1,960,362

	For the year ended December 31, 2022
	Parent	Consolidated VIEs and their subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total
	(RMB in thousands)
Total net revenues	—	165,270	—	2,747,360	(131,016)	2,781,614
Third-party revenues	—	141,086	—	2,640,528	—	2,781,614
Intra-Group revenues	—	24,184	—	106,832	(131,016)	—
Total operating costs and expenses	(11,318)	(173,131)	(36,227)	(2,523,279)	131,016	(2,612,939)
Third-party operating costs and expenses	(11,062)	(67,789)	(36,126)	(2,497,962)	—	(2,612,939)
Intra-Group operating costs and expenses	(256)	(105,342)	(101)	(25,317)	131,016	—
Income (loss) from operations	(11,318)	(7,861)	(36,227)	224,081	—	168,675
Interest income	5	388	11,606	1,675	—	13,674
Investment income	—	—	6,600	11,209	—	17,809
Others, net	17,495	578	(149)	(21,747)	—	(3,823)
Share of income from subsidiaries and the VIEs and VIEs’ subsidiaries	96,432	—	156,578	—	(253,010)	—
Share of income of affiliates, net of impairment	(2,342)	—	—	(67,254)	—	(69,596)
Income tax expenses	—	2,759	(2,906)	(40,869)	—	(41,016)
Net income	100,272	(4,136)	135,502	107,095	(253,010)	85,723

Note:

(1)	The elimination mainly represents (i) the intercompany service fee related to agency services for distributing life insurance products and P&C insurance products on behalf of insurance companies provide by consolidated affiliated entities to subsidiaries and (ii) the intercompany service fee related to technology services provided by our consolidated variable interest entities to our subsidiaries.

	For the year ended December 31, 2021
	Parent	Consolidated VIE and its subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total
	(RMB in thousands)
Total net revenues	—	16,267	—	3,268,763	(13,916)	3,271,114
Third-party revenues	—	16,267	—	3,254,847	—	3,271,114
Intra-Group revenues	—	—	—	13,916	(13,916)	—
Total operating costs and expenses	(331)	(15,730)	(37,677)	(2,929,387)	13,916	(2,969,209)
Third-party operating costs and expenses	(331)	(1,814)	(37,677)	(2,929,387)	—	(2,969,209)
Intra-Group operating costs and expenses	—	(13,916)	—	—	13,916	—
Income (loss) from operations	(331)	537	(37,677)	339,376	—	301,905
Interest income	2	60	374	2,535	—	2,971
Investment income	—	—	21,767	11,131	—	32,898
Others, net	—	90	12,014	21,210	—	33,314
Share of income from subsidiaries and the VIE and VIE’s subsidiaries	254,526	—	300,599	—	(555,125)	—
Share of loss of affiliates	(3,208)	—	—	(17,365)	—	(20,573)
Income tax expenses	—	(172)	1,760	(92,162)	—	(90,574)
Net income	250,989	515	298,837	264,725	(555,125)	259,941

Note:

(1)	The elimination mainly represents the intercompany service fee related to agency services for distributing life insurance products and P&C insurance products on behalf of insurance companies provide by consolidated affiliated entities to subsidiaries.

	For the year ended December 31, 2022
	Parent	Consolidated VIEs and their subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Cash flows from operating activities:	7,339	3,822	(12,794)	139,385	—	137,752
Net cash (used in) provided by transactions with external parties	7,339	98,715	(12,794)	44,492	—	137,752
Net cash (used in) provided by transactions with internal companies	—	(94,893)	—	94,893	—	—
Cash flows from investing activities:	227,321	(16,214)	(34,333)	(1,006,158)	701,822	(127,562)
Net cash provided by (used in) transactions with external parties	917,101	(16,214)	(34,333)	(994,116)	—	(127,562)
Net cash provided by (used in) transactions with internal companies	(689,780)	—	—	(12,042)	701,822	—
Cash flows from financing activities:	(321,712)	43,032	(52,476)	1,012,607	(701,822)	(20,371)
Net cash used in transactions with external parties	(321,712)	—	—	301,341	—	(20,371)
Net cash provided by (used in) transactions with internal companies	—	43,032	(52,476)	711,266	(701,822)	—

	For the year ended December 31, 2021
	Parent	Consolidated VIE and its subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Cash flows from operating activities:	(784)	32,674	(7,013)	101,321	—	126,198
Net cash (used in) provided by transactions with external parties	(784)	48,923	(7,013)	85,072	—	126,198
Net cash (used in) provided by transactions with internal companies	—	(16,249)	—	16,249	—	—
Cash flows from investing activities:	201,339	(73,430)	(283,323)	261,650	344,163	450,399
Net cash provided by (used in) transactions with external parties	43,757	—	(283,323)	689,965	—	450,399
Net cash provided by (used in) transactions with internal companies	157,582	(73,430)	—	(428,315)	344,163	—
Cash flows from financing activities:	(242,518)	—	501,745	(175,362)	(344,163)	(260,298)
Net cash used in transactions with external parties	(242,518)	—	—	(17,780)	—	(260,298)
Net cash provided by (used in) transactions with internal companies	—	—	501,745	(157,582)	(344,163)	—

Filing Procedures Required from the PRC Authorities for Offering Securities to Foreign Investors

Under applicable laws of mainland China, we and our mainland China subsidiaries may be required to complete certain filing procedures with the China Securities Regulatory Commission, or the CSRC, in connection with future offering and listing in an overseas market, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. If we fail to complete such filing procedures for any future offshore offering or listing, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the CSRC or other mainland China regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, we are required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other government authorities may be required in connection with our follow-on offshore offerings and capital raising activities under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Summary of Risk Factors

Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings:

Risks Related to Our Business and Industry

●	We may not be successful in implementing our new strategic initiatives, which may have an adverse impact on our business and financial results.

●	If and when our contracts with insurance companies are suspended or changed, our business and operating results will be materially and adversely affected.

●	If we fail to attract and retain productive agents, especially entrepreneurial agents, and qualified claims adjustors, our business and operating results could be materially and adversely affected.

●	Material changes in the regulatory environment could change the competitive landscape of our industry or require us to change the way we do business. The administration, interpretation and enforcement of the laws and regulations currently applicable to us could change rapidly. If we fail to comply with applicable laws and regulations, we may be subject to civil and criminal penalties or lose the ability to conduct our business.

●	We may be unsuccessful in identifying suitable acquisition candidates, completing acquisitions, integrating acquired companies or the acquired companies may not perform to our expectations, which could adversely affect our growth.

●	Because the commission and fee we earn on the sale of insurance products is based on premiums, commission and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on our results of operations.

●	Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.

●	Any significant failure in our information technology systems, cyber-attacks, any failure to protect the confidential information of our customers or other security breaches may disrupt our business, loss of customers, damage our reputation, result in potential liability and adversely affect our results of operations and financial condition.

●	Our business is subject to insurance company partner concentration risks arising from dependence on a single or limited number of insurance company partners.

Risks Related to Our Corporate Structure

●	Fanhua Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Xinbao Investment and Fanhua RONS Technologies. Investors in the ADSs thus are not purchasing, and may never directly hold, all equity interests in the consolidated VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Xinbao Investment and Fanhua RONS Technologies and, consequently, significantly affect the financial condition and results of operations of Fanhua Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Xinbao Investment and Fanhua RONS Technologies or forfeit our rights under the contractual arrangements;

●	The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and the business of us and the consolidated VIEs face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations;

●	Any failure by the VIEs or their respective shareholders to perform their obligations under our Contractual Arrangements with them would have an adverse effect on our business.

●	We rely on contractual arrangements to conduct a small part of our China operations, which may not be as effective in providing operational control as direct ownership; and

Risks Related to Doing Business in China

●

The approval of and filing with the CSRC or other government authorities may be required in connection with our follow-on offshore offerings and capital raising activities under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIEs’ reputation, which would materially and adversely affect our and the consolidated VIEs’ financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

●	Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.

●	We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity, or otherwise adversely affect us. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors and employees and other parties under PRC law.

Risks Related to Our ADSs

●	The Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would reduce the time period before our ADSs may be prohibited from trading or delisted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections.

●	We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

●	Holders of our ADSs may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

●	You may have to rely primarily on price appreciation of our ADSs for any return on your investment.

●	As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a domestic U.S. company.

●	We may be a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States Holders of our ADSs or ordinary shares.

Risks Related to PCAOB Inspections

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations (the “PCAOB Determinations”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. Our financial statements contained in this annual report on Form 20-F for the fiscal year ended December 31, 2022 have been audited by Deloitte, an independent registered public accounting firm that is headquartered in Mainland China and is on such lists. On May 26, 2022, we have been conclusively identified by the Commission as a Commission-Identified Issuer under the Holding Foreign Company Accountable Act, or the HFCA Act. If, in the future, we have been identified by the Commission for three consecutive years as an issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the Commission may prohibit our shares or ADSs from being traded on a national securities exchange or in the “over-the-counter” trading market in the United States. Additionally, on December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among others, amended the HFCA Act to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HFCA Act to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Therefore, our auditor is currently able to be fully inspected and investigated by the PCAOB. Accordingly, until such time as the PCAOB issues any new determination, we are at no risk of having our securities subject to a trading prohibition under the HFCA Act. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, we and our investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in the audit procedures and reported financial information and the quality of our financial statements. If we fail to meet the new listing standards specified in the HFCA Act, we could face possible delisting from the Nasdaq, cessation of trading in the “over-the-counter” market, deregistration from the Commission and/or other risks, which may materially and adversely affect, or effectively terminate, our ADSs trading in the United States.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We may not be successful in implementing our new strategic initiatives, which may have an adverse impact on our business and financial results.

In late 2020, we launched new strategic initiatives with focus on (i) building a career-based and professional insurance advisor team with profound insurance knowledge and capabilities to provide family financial asset allocation services to the emerging middle-class and mass-affluent individuals and families and empowering all independent agents and agencies in China to become more efficient and professionalized; (ii) developing digital toolkits and enhancing digital operation capabilities to empower independent agents and increase agent productivity and (iii) offering an open platform to all independent agents and agencies whereby they can have access to compliance support, industry leading IT infrastructure, digital technologies, better products and service offerings, and the library of resources and knowhow to improve their training and skillsets to strengthen their competitiveness in the market. There is no assurance that we will be able to implement these strategic initiatives in accordance with our expectations, which may result in an adverse impact on our business and financial results.

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

For the year ended December 31, 2022, our top five insurance company partners were Sinatay Life Insurance Co., Ltd., or Sinatay, Greatwall Life Insurance Co., Ltd., or Greatwall, Huaxia Life Insurance Co., Ltd., or Huaxia, Aeon Life Insurance Co., Ltd., or Aeon, and Ping An Property & Casualty Insurance Company of China, or Ping An by net revenues. Among these top five partners, only Sinatay accounted for more than 10% of our total net revenues individually in 2022, with Sinatay accounting for 19.6%, Greatwall accounting for 9.6%, Huaxia accounting for 9.0%, Aeon accounting for 8.4% and Ping An accounting for 6.8%, respectively.

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

As of December 31, 2022, we had 141,088 registered sales agents and 2,170 claims adjustors. Out of the registered sales agents, 60,942 were performing agents, who are defined as sales agents that have sold at least one insurance policy in 2022, and among these performing agents, 26,344 of them sold at least one life insurance policy in 2022. If we are unable to attract and retain the core group of highly productive sales agents, particularly entrepreneurial agents, and qualified claims adjustors, our business could be materially and adversely affected. Competition for sales personnel and claims adjustors from insurance companies and other insurance intermediaries may also force us to increase the compensation of our sales agents, and claims adjustors, which would increase operating costs and reduce our profitability.

If our digitalization initiatives are not successful, our business and results of operations may be materially and adversely affected.

We have devoted significant efforts to developing and managing our online platforms and developing digital technologies to empower our business operations. In 2012, we launched Baowang (“保网”) (www.baoxian.com), an online insurance distribution platform operated through its application, WeChat public account and mini program], which aggregates more than 300 insurance products in partnership with over 30 insurers. Its insurance products cover from accident insurance, indemnity medical insurance, travel insurance, homeowner insurance, and a limited number of internet-specific long term regular life insurance products. In August 2014, we unveiled eHuzhu (“e互助”) (www.ehuzhu.com), an online mutual aid platform that provides risk-protection programs on a mutual commitment basis among program members. In September 2017, we launched Lan Zhanggui (“懒掌柜”), a mobile internet application and WeChat mini program, which provides end-to-end sales support services to our sales agents. In 2020, we announced an initiative to empower our operation by utilizing digital technologies such as artificial intelligence and big data to gain more customer insight, match sales leads with the most suitable sales agents to maximize their productivity and help customers find the products that suit their different needs throughout different stages of their lives. We have launched several digital toolkits including Fanhua RONS Assistant Digital Operating Platform(“泛华榕数助理”), or RONS DOP to empower our agents in online customer engagement, and Fanhua RONS Guanjia (“泛华榕数管家”), a comprehensive digital customer service platform. See detailed description about our online platforms and digital toolkits in “Item 4. Information on the Company—B. Business Overview”. The success of our strategies may depend on a number of factors, many of which are beyond our control, including but not limited to:

●	the effectiveness of our marketing campaigns to build brand recognition among consumers and our ability to attract and retain customers;

●	the acceptance of third-party e-commerce platforms as an effective channel for underwriters to distribute their insurance products;

●	the acceptance of Lan Zhanggui, RONS DOP, Fanhua RONS Guanjia as effective tools by sales agents;

●	public concerns over security of e-commerce transactions, privacy and confidentiality of information;

●	increased competition from insurance companies which directly sell insurance products through their own websites, call centers, portal websites which provide insurance product information and links to insurance companies’ websites, and other professional insurance intermediary companies which may launch independent websites in the future;

●	increased competition from third-party insurance technology companies;

●	further improvement in our information technology system designed to facilitate smoother online transactions; and

●	further development and changes in applicable rules and regulations which may increase our operating costs and expenses, impede the execution of our business plan or change the competitive landscape.

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

Since online insurance distribution has emerged only recently in China and is evolving rapidly, the CBIRC may promulgate and implement new rules and regulations to govern this sector from time to time. On December 7, 2020, the CBIRC promulgated the Measures for the Supervision of the Internet Insurance Business, or the Measures, which became effective on February 1, 2021 and replaces the Interim Measures for the Regulation of Internet Insurance Business. The Measures provides clarity on the qualifications for entities to operate online insurance business in China and sets higher requirements on entities which intend to engage in online insurance business. For example, the Measures in effect requires that any insurance institution which conducts internet business through its self-operated online platform to directly own the domain name instead of through its subsidiary, both the insurance institution and its self-operated online platform shall make Internet Content Provider (“ICP”) filing and the insurance institutions engaged in online insurance business shall have IT systems that are certified as at least Safety Level III Computer Information Systems. We operate our online insurance distribution business through Baowang (www.baoxian.com), which accounted for 5.0% of our total net revenues in 2022. Shenzhen Baowang previously owned the domain name of Baowang and held a Value-added Telecommunication Business Operation Permit for ICP services, or ICP license. To remain compliant with the requirements of the Measures, in September 2020, Shenzhen Baowang transferred the domain name of www.baoxian.com to its direct parent company, Fanhua RONS which holds a national insurance service operating license. Fanhua RONS has obtained an ICP license in August 2022. Baowang’s system has been certified as Safety Level III Computer Information System for three consecutive years. As advised by our PRC counsel, we have obtained the necessary approvals and licenses, and our operations meet the qualification requirements of the Measures.

In addition, we provide our insurance information and transaction processing services through mobile apps and mini programs such as “Lan Zhanggui”, “RONS DOP” and Fanhua RONS Guanjia. According to the Provisions on the Administration of Mobile Internet Application Information Services (the “App Provisions”) issued by the CAC on June 28, 2016, which was most recently amended on June 14, 2022, and became effective on August 1, 2022, except for providing internet news information service, any owner or operator providing other internet information services through a mobile internet application, or an “app,” must obtain the relevant qualification(s) as required by the relevant laws and regulations. The App Provisions, however, do not further clarify the scope of “information services,” nor do they specify what “relevant qualification(s)” that a mobile app owner or operator must obtain. In practice, operational activities of a company conducted through an app are subject to the supervision of the local counterparts of the Information Communications Administration, which has different polices on the operational activities conducted through websites and those through mobile apps. In many cases, companies providing information services through standalone mobile apps without any web-based online services are not required to obtain ICP licenses. However, the interpretation and enforcement of such laws and regulations are subject to substantial discretion of the local authorities. We cannot rule out the possibility that the local counterparts of the Information Communications Administration would take the view that our current information services and transaction processing services provided through mobile apps would require an ICP license or that, without such license, we would be prohibited from rendering such services.

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

We operate in a highly regulated industry. The laws and regulations applicable to us are evolving and may change rapidly, which could change the competitive environment of our industry significantly and cause us to lose some or all of our competitive advantages. In recent years, the CBIRC and its predecessor have increasingly tightened regulations and supervision of the Chinese insurance market. For example, on April 2, 2019, the CBIRC issued a Notice to Rectify the Irregularities in the Insurance Intermediary Market in 2019 and subsequently on May 26, 2020, the CBIRC issued similar guidelines requiring all insurance companies and insurance intermediaries to conduct self-check on various practices in violation of relevant regulations. In March 2023, the CBIRC issued a Notice to Self-check and Rectify Irregularities in Internet-based Marketing and Publicity by Insurance Institutions and Insurance Sales Personnel, requiring all insurance institutions and sales personnel to self-check and rectify irregular marketing activities on the internet starting from April 3, 2023. Insurance institutions are required to complete the rectification by June 15, 2023 and report the results to the CBIRC by June 30, 2023.

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

China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry, which may adversely affect our business operations.

For example, on November 5, 2020, China Insurance Industry Association and China Medical Doctor Association jointly published Definition Framework 2020, announcing changes to the definition of critical illnesses, or CI, which will be adopted after a transition period ending January 31, 2021. After January 31, 2021, all critical illness products based on the previous definition framework will not be sold in China. Major changes to the CI definition framework include, among others, (i) setting the upper limit for insurance benefits for mild illness at no more than 30% of total insured amount; (ii) expanding the types of illnesses covered from 25 types to 28 types of critical illnesses and three types of mild illness; (iii) exclusion of cancer that is in situ from the scope of CI coverage; and (iv) categorizing thyroid cancer at different stages into critical illness category and mild illness category. The expected cessation of the critical illness products under the previous CI definition framework has resulted in strong growth in our sales of critical illness policies in January 2021 followed by a drop afterwards.

On October 12, 2021, the CBIRC promulgated the Notice on Further Regulation of Matters Relating to the Internet Life Insurance Business of Insurance Institutions, which, among others, raised the qualification requirements for insurance companies and insurance intermediaries to engage in Internet life insurance business nationwide, limited products that could be sold on the Internet nationwide to accident, health, term life, 10-year (or longer) traditional life, and 10-year (or longer) annuities and capped the preset expense ratio to be no higher than 35% for one-year life insurance and first year preset expense ratio no higher than 60% with average expense ratio no higher than 25% for over-one-year life insurance. Incumbent companies have until the end of 2021 to comply with the new regulations. Subsequently, many insurance companies which could not meet the qualification requirements have stopped selling life insurance products online before Jan 1, 2022. As our online insurance business operated through Baowang is subject to this regulation, the disruption in internet life insurance product supply and the cap on expense ratio have adversely impacted and may continue to impact Baowang which contributed to 5.0% of our total net revenues in 2022.

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

On April 15, 2022, the CBIRC issued the Second Draft Measures for the Supervision of Life Insurance Sales Behavior for public consultation, or the Draft Measure on Life Insurance Sales Behavior, which provides for a comprehensive management on the pre-sale, mid-sale and after-sale behaviors of life insurance distribution of insurance companies, insurance intermediaries and insurance salespeople, with requirements focusing on, among others, (i) establishment of a tiered management mechanism for insurance sales practitioners based on their qualifications and sales abilities before December 31, 2023 for new recruits and before December 31, 2024 for existing sales practitioners; (ii) classification of life insurance products by product types, complexity, risk level and affordability ; (iii) pre-sales product suitability assessment on the policyholders; (iv) restriction on compulsory bundled-sales of insurance products with healthcare and elderly-care services; (v) restriction on inclusion of self-insured policies in sales agents performance assessment and (v) establishment of a compliance management department independent from sales departments dedicated to the review and supervision of the sales behaviors of the sales practitioners of the insurance companies or insurance intermediaries. Some of the requirements, if implemented, may incur additional compliance costs for us. In addition, the Draft Measure on Life Insurance Sales Behavior caps the total commission rate at the pre-set surcharge ratio of life insurance products, which may reduce our commission revenues and adversely affect our financial results.

 We may be unsuccessful in identifying suitable acquisition candidates, completing acquisitions, integrating acquired companies or the acquired companies may not perform to our expectations,, which could adversely affect our growth.

Our growth strategy partially includes the acquisition of other insurance intermediaries. We expect a substantial portion of our future growth to come from acquisitions of high-quality independent insurance agencies, brokerages and claims adjusting firms. There is no assurance that we can successfully identify suitable acquisition candidates. Even if we identify suitable candidates, we may not be able to complete an acquisition on terms that are commercially acceptable to us. In addition, we compete with other entities to acquire high-quality independent insurance intermediaries. Many of our competitors may have substantially greater financial resources than we do and may be able to outbid us for these acquisition targets. If we are unable to complete acquisitions, our growth strategy may be impeded and our earnings or revenue growth may be negatively affected.

Even if we succeed in acquiring other insurance intermediaries, our ability to integrate an acquired entity and its operations is subject to a number of factors. These factors include difficulties in the integration of acquired operations and retention of personnel, especially the sales agents who are not employees of the acquired company, entry into unfamiliar markets, unanticipated problems or legal liabilities, and tax and accounting issues. The need to address these factors may divert management’s attention from other aspects of our business and materially and adversely affect our business prospects. In addition, costs associated with integrating newly acquired companies could negatively affect our operating margins.

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

The insurance intermediary industry in China is highly fragmented and competitive, and we expect competition to persist and intensify as more internet giants and other online insurance intermediaries and foreign-invested insurance intermediary companies enter the market. In insurance product distribution, we face competition from insurance companies that use their in-house sales force, exclusive sales agents, telemarketing and internet channels to distribute their products, from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships, as well as from other traditional or online insurance intermediaries. In our claims adjusting business, we primarily compete with other independent claims adjusting firms. We compete for customers on the basis of product offerings, customer services and reputation. Many of our competitors, both existing and newly emerging, have greater financial and marketing resources than we do and may be able to offer products and services that we do not currently offer and may not offer in the future. If we are unable to compete effectively against those competitors, we may lose customers, and our financial results may be negatively affected.

Because the commission and fee we earn on the sale of insurance products is based on premiums, commission and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on our results of operations.

We are engaged in life and health insurance, property and casualty insurance and claims adjusting businesses and derive revenues primarily from commissions and fees paid by the insurance companies whose policies our customers purchase and to whom we provide claims adjusting services. Our commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge or the amount recovered by insurance companies. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies. For example, the Draft Measure on the Life Insurance Sales Behaviors sets a cap on total commissions rate of life insurance products at the pre-set surcharge ratio of the life insurance product. These factors, which are not within our control, include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products such as government benefits and self-insurance plans, as well as the tax deductibility of commissions and fees and the consumers themselves. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by CBIRC.

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

Our commission and fee revenue are subject to both quarterly and annual fluctuations as a result of the seasonality of our business, the timing of policy renewals and the net effect of new and lost business. Life insurance commission revenue is usually the highest in the first quarter and lowest in the fourth quarter of any given year as much of the jumpstart sales activities of life insurance companies occur in January and February during which life insurance companies would increase their sales efforts by offering more incentives for insurance agents and insurance intermediaries to increase sales, while the preparation for the jumpstart sales starts in the fourth quarter of each year. Started in 2021, we also record estimated renewal commission revenue for long-term policy based on the expected renewal rate as well as the possibility of achieving performance targets. This, in a way, mitigates some degree of seasonality issue. Apart from the outbreak of epidemic and the recognition of estimated renewal commissions, some other factors that cause the quarterly and annual variations are not within our control. Specifically, regulatory changes to product design may result in cessation of products from time to time and cause quarterly fluctuation in the results of our operations. In addition, consumer demand for insurance products can influence the timing of renewals, new business and lost business, which generally includes policies that are not renewed, and cancellations. As a result, you may not be able to rely on quarterly or annual comparisons of our operating results as an indication of our future performance.

Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.

We currently operate primarily through our wholly-owned or majority-owned insurance agencies and claims adjusting firms and their branches and to a smaller extent through our consolidated VIEs located in 31 provinces in China. These companies report their financial results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of negative business developments such as losses of relationships with insurance companies, regulatory inquiries or any other negative events, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2022 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that our internal control over financial reporting was effective as of December 31, 2022. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002, which could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, if we are not able to conclude that we have effective internal control over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

When we acquire a business, the amount of the purchase price that is allocated to goodwill is determined by the excess of the fair value of purchase price and any controlling interest over the net identifiable tangible assets acquired. As of December 31, 2022, goodwill represented RMB110.0 million (US$15.9 million), or 6.8% of our total shareholders’ equity. Our management performs impairment assessments annually and we did not recognize any impairment loss between 2016 and 2022. Under current accounting standards, if we determine that goodwill is impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges.

Prior to June 28, 2022, we accounted for our 18.5% of equity interests in CNFinance Holdings Limited (“CNFinance”) using the equity method. We review our equity method investment periodically to determine whether a decline in fair value to an amount below the carrying value is other-than-temporary. As of March 31, 2022, the fair value of the investment in CNFinance as measured by its closing market price was below the carrying value although the investment in CNFinance generated positive equity income. Based on management’s evaluation, it was concluded that the decline in fair value of our investment in CNFinance below its carrying value was deemed to be other-than-temporary. Accordingly, a provision of an impairment of RMB78.3 million (US$12.3 million) on investment in CNFinance was recognized in the first quarter of 2022. On June 28, 2022, we completed distribution of 252,995,600 ordinary shares of CNFinance to the Company’s shareholders in proportion to their then respective shareholdings in the Company as of the record date on June 9, 2022. Following the distribution, Fanhua’s equity stake in CNFinance decreased from approximately 18.5% to approximately 0.01% and we ceased to recognize share of income of CNFinance.

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

We derive a significant portion of net revenues from distributing insurance products supplied by our important insurance company partners. Among the top five of our insurance company partners, Sinatay accounted for 19.6% of our total net revenues in 2022.

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

We face risks related to health epidemics, including the COVID-19 outbreak, severe weather conditions and other catastrophes, which could materially and adversely affect our business.

Our business could be materially and adversely affected by the outbreak of health epidemics including COVID-19, severe weather conditions or other catastrophes. The outbreak of the COVID-19 and the measures to contain its spread has from time to time disrupted our operations and adversely affected our business financial condition and results of operations. In late 2022, there were surges of COVID-19 cases in many cities in mainland China, which severely affected our sales activities towards the end of 2022. Mainland China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. However, we are unable to predict the continuing duration and extent of the COVID-19 pandemic as well as evolving measures to contain it. Even if the direct impact of COVID-19 gradually recedes, the pandemic will have a lingering, long-term effect on business activities and consumption behavior. There is no assurance that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment in which we operate.

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

Risks Related to Our Corporate Structure

Fanhua Inc. is a Cayman Islands holding company operating in China primarily through its subsidiaries and a small part of its business through contractual arrangements with Xinbao Investment and Fanhua RONS Technologies. Investors in the ADSs thus are not purchasing, and may never directly hold, all equity interests in the consolidated VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for our consolidated VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Xinbao Investment and Fanhua RONS Technologies and, consequently, adversely affect the financial condition and results of operations of Fanhua Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish part of our interests in Xinbao Investment and Fanhua RONS Technologies or forfeit our rights under the contractual arrangements.

We are a company incorporated under the laws of the Cayman Islands, and Fanhua Group Company, our wholly-owned PRC subsidiary, is considered a foreign-invested enterprise. We operate our online insurance distribution business, which accounted for 5% of our total net revenues in 2022, through Baoxian.com or Baowang. Previously, the domain name of Baowang was owned by Shenzhen Baowang E-commerce Co., Ltd., or Shenzhen Baowang, while its direct parent company Fanhua RONS Insurance Sales & Service Co. Ltd. (formerly known as Fanhua Century Insurance Sales & Service Co., Ltd.) or Fanhua RONS, one wholly-owned subsidiary of Xinbao Investment, owns a national insurance service operating license. To keep compliance with the Measures on the Supervision of Internet Insurance Business, or the Measures, which became effective on February 1, 2021 which requires any insurance institution that intends to engage in internet insurance business to directly own the online platform instead of through its subsidiary, we determined to register Fanhua RONS as the owner of baoxian.com and apply for a new Value-added Telecommunication Business Operation Permit for ICP services, or an ICP license for Fanhua RONS, although the Measures only requires the online platform owner to make ICP filing. As the applicant for an ICP license may be subject to foreign investment restriction, we commenced a restructuring to re-establish the VIE structure for our online insurance business which was completed in December 2021, pursuant to which our direct equity interests in Xinbao Investment was reduced from 100% to 49% and the remaining 51% is nominally held by an employee of the Company on behalf of the Company. Concurrently, Fanhua Group Company, entered into contractual arrangements with Xinbao Investment and the individual nominee shareholder, pursuant to which, we are able to: (i) exercise effective control over Xinbao Investment and its subsidiaries; (ii) have an exclusive option to purchase part of the equity interests in Xinbao Investment when and to the extent permitted by PRC law; and (iii) receive all of the economic benefits from the consolidated VIEs in consideration for the services provided by our subsidiaries in China. The Contractual Arrangements allow us to be the primary beneficiary of the consolidated VIE and to consolidate the Consolidated VIE’s results of operations into our financial statements.

In preparation for the application of an ICP license for Fanhua RONS Technologies, on June 24, 2022, our wholly owned subsidiary Fanlian Investment transferred all of the equity interests in Fanhua RONS Technologies to Mr. Peng Ge, our chief financial officer to hold the shares of Fanhua RONS Technologies nominally on behalf of the Company. Concurrently, Fanlian Investment entered into contractual arrangements with Fanhua RONS Technologies and Mr. Ge. The contractual arrangements are substantially similar to those among Fanhua Group Company, Xinbao Investment and its individual nominee shareholder. Fanhua RONS Technologies have obtained the ICP license on December 8, 2022.

If the Contractual Arrangements that establish the structure for operating our and the consolidated VIEs’ business in the PRC are found to be in violation of any existing or any PRC laws or regulations in the future, or the PRC government finds that we, or the consolidated VIEs fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the MIIT, MOFCOM and STA, would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;

●	discontinuing or restricting the operations;

●	imposing fines or confiscating any of the income from us and the consolidated VIEs that they deem to have been obtained through illegal operations;

●	requiring us to restructure our and the consolidated VIEs’ operations in such a way as to compel us to establish new entities, re-apply for the necessary licenses or relocate our and the consolidated VIEs’ business, staff and assets;

●	imposing additional conditions or requirements with which we and the consolidated VIEs may not be able to comply;

●	restricting or prohibiting the use of proceeds from the initial public offering or other financing activities to finance our and the consolidated VIEs’ business and operations in the PRC; or

●	taking other regulatory or enforcement actions that could be harmful to our and the consolidated VIEs’ business.

Any of these actions could cause significant disruption or result in a material change to our and the consolidated VIEs’ business operations, and may materially and adversely affect our and the consolidated VIEs’ business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Xinbao Investment and Fanhua RONS Techologies and their subsidiaries in our consolidated financial statements, if the PRC governmental authorities find the consolidated VIEs’ legal structure and Contractual Arrangements to be in violation of PRC laws, rules and regulations. If any of these penalties results in our inability to direct the activities of Xinbao Investment and Fanhua RONS Techologies or their subsidiaries that most significantly impact its economic performance and/or our failure to receive the economic benefits from Xinbao Investment and Fanhua RONS Techologies or their subsidiaries, we may not be able to consolidate Xinbao Investment and Fanhua RONS Techologies and/or their subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. If we are unable to claim our right to control the assets of the consolidated VIEs, the ADSs may decline in value or become worthless.

The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our and the consolidated VIEs’ business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and the consolidated VIEs’ business, financial condition, and results of operations.

Substantially all of our and the consolidated VIEs’ operations are located in China. The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Despite economic reforms and measures implemented by the PRC government, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

Our and the consolidated VIEs’ ability to successfully expand business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for our and the consolidated VIEs’ services and our and the consolidated VIEs’ business, financial condition and results of operations may be materially and adversely affected by the following factors:

●	political instability or changes in social conditions of the PRC;

●	changes in laws, regulations, and administrative directives or the interpretation thereof;

●	measures which may be introduced to control inflation or deflation; and

●	changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our and the consolidated VIEs’ control.

We and the consolidated VIEs are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and the consolidated VIEs’ business and prospects, and may result in a material change in our and the consolidated VIEs’ operations and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIEs’ ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

PRC companies are subject to various PRC laws, regulations and government policies and the relevant laws, regulations and policies continue to evolve. Recently, the PRC government is enhancing supervision over companies seeking listings overseas and some specific business or activities such as the use of variable interest entities and data security or anti-monopoly. The PRC government may adopt new measures that may affect our and the consolidated VIEs’ operations, or may exert more oversight and control over offerings conducted outside of China and foreign investment in China-based companies, and we and the consolidated VIEs may be subject to challenges brought by these new laws, regulations and policies. However, since these laws, regulations and policies are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. Furthermore, as we and the consolidated VIEs may be subject to additional, yet undetermined, laws and regulations, compliance may require us to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust our and the consolidated VIEs’ business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and we cannot assure you that we and the consolidated VIEs will be able to comply with these laws and regulations in a timely manner or at all. The failure to comply with these laws and regulations may delay, or possibly prevent, us to conduct business, accept foreign investments, or listing overseas.

The occurrence of any of these events may materially and adversely affect our and the consolidated VIEs’ business and prospects and may result in a material change in our and the consolidated VIEs’ operations and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIEs’ ability to offer or continue to offer securities to investors. In addition, if any of changes causes us unable to direct the activities of the consolidated VIEs or lose the right to receive their economic benefits, we may not be able to consolidate the VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.

It is unclear whether we and the consolidated VIEs will be subject to the oversight of the Cyberspace Administration of China and how such oversight may impact us. Our and the consolidated VIEs’ business could be interrupted or we and the consolidated VIEs could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIEs’ operation and the value of your investment.

Pursuant to the PRC Cybersecurity Law and the Measures for Cybersecurity Censorship, if a critical information infrastructure operator that intends to purchase internet products and services and data processing operators (collectively, the “operators”) engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. According to the Regulations for Safe Protection of Critical Information Infrastructure, or the Safe Protection Regulations, which took effect on September 1, 2021, critical information infrastructure refers to important network infrastructure and information systems in public telecommunications, information services, energy sources, transportation and other critical industries and domains, in which any destruction or data leakage will have severe impact on national security, the nation’s welfare, the people’s living and public interests. As of the date hereof, we and the consolidated VIEs have not received any notice from such authorities identifying us as a critical information infrastructure operator or requiring us to going through cybersecurity review by the CAC.

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

Our PRC counsel is of the view that there is a relatively low likelihood that we and the consolidated VIEs will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors, given that: (i) we and the consolidated VIEs have not been recognized as critical information infrastructure operators; (ii) data processed in our and the consolidated VIEs’ business do not have an impact or potential impact on national security; and (iii) the Cybersecurity Review Measures require operators of online platforms that hold personal information of more than one million users to file a cybersecurity review with the Cybersecurity Review Office when they go public abroad. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or collectively, the Filing Rules, which came into effect on March 31, 2023, pursuant to the new rules, China-based issuers that seek to offer, list their securities or refinancing in an overseas market, are required to fulfill relevant filing procedure and report relevant information to the CSRC, and other pre-procedure of relevant regulatory authorities before filing to CSRC, including but not limited to CAC. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted and whether the PRC regulatory agencies, including the CAC and the CSRC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Filing Rules. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we and the consolidated VIE will take all reasonable measures and actions to comply and minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we and the consolidated VIEs can fully or timely comply with such laws. In the event that we and the consolidated VIEs are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we and the consolidated VIE face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we and the consolidated VIEs may be further required to suspend our and the consolidated VIEs’ relevant business, shut down our and the consolidated VIE’s website, or face other penalties, which could materially and adversely affect our and the consolidated VIEs’ business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIEs’ ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of the consolidated VIEs or lose the right to receive their economic benefits, we may not be able to consolidate the VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.

On November 14, 2021, the CAC published the Regulations on the Cyber Data Security (Draft for Comments until December 13, 2021), which further regulate the internet data processing activities and emphasize on the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data. Specifically, the draft regulations require data processors to, among others, (i) adopt immediate remediation measures when they discover that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (ii) follow a series of detailed requirements with respect to processing personal information, management of important data and proposed overseas transfer of data. The following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security.The draft measures also require data processors that handle important data or are seeking to be listed overseas to complete an annual data security self-assessment or entrust a data security service institution to do so, and file a data security assessment report of previous year to the local branch of applicable regulators before January 31 each year. Such annual assessment, as required by the draft regulations, would encompass areas including but not limited to the status of important data processing, data security risks identified and the rectification measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and how they were resolved, and a security assessment with respect to sharing and provision of important data overseas. As of the date hereof, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions, interpretation, implementation and the timeline for its adoption are subject to changes and uncertainties.

As there remain uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital raising activities, and may be subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims. In the event that we and the consolidated VIEs are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we and the consolidated VIEs face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we and the consolidated VIEs may be further required to suspend our and the consolidated VIEs’ relevant business, shut down our and the consolidated VIEs’ website, or face other penalties, which could materially and adversely affect our and the consolidated VIEs’ business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIEs’ ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of the consolidated VIEs or lose the right to receive their economic benefits, we may not be able to consolidate the VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.

The PRC government’s oversight over our and the consolidated VIEs’ business operations could result in a material adverse change in our and the consolidated VIEs’ operations and the value of our ADSs.

We conduct our business in China primarily through our PRC subsidiaries, including Fanhua Group Company and its subsidiaries in which we hold equity ownership interests, and the contractual arrangements with the consolidated VIEs. Our and the consolidated VIEs’ operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our and the consolidated VIEs’ business, and it regulates and may intervene our and the consolidated VIEs’ operations at any time, which could result in a material adverse change in our and the consolidated VIEs’ operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our and the consolidated VIEs’ operations could cause the value of our securities to significantly decline. Therefore, investors of us and the consolidated VIEs and our and the consolidated VIEs’ business face potential uncertainty from actions taken by the PRC government.

Any failure by the VIEs or their respective shareholders to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business.

We have entered into a series of Contractual Arrangements with Xinbao Investment and Fanhua RONS Technologies, our consolidated VIEs and the shareholders of Xinbao Investment and Fanhua RONS Technologies, respectively. For a description of these Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” If our consolidated VIEs or the shareholder of Xinbao Investment and Fanhua RONS Technologies fail to perform their respective obligations under the Contractual Arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you that it will be effective under PRC laws. For example, if the shareholders of Xinbao Investment and Fanhua RONS Technologies were to refuse to transfer their equity interests in Xinbao Investment and Fanhua RONS Technologies to us or our designee when we exercise the purchase option pursuant to these Contractual Arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our Contractual Arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these Contractual Arrangements. Meanwhile, there are very few precedents and little formal guidance as to how Contractual Arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these Contractual Arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these Contractual Arrangements, we may not be able to exert effective control over Xinbao Investment and Fanhua RONS Technologies and their subsidiaries, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIEs’ business operations, and severely damage our and the consolidated VIEs’ reputation, which would materially and adversely affect our and the consolidated VIEs’ financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.”

We rely on contractual arrangements to conduct a small part of our China operations, which may not be as effective in providing operational control as direct ownership.

Although we have obtained direct equity ownership in almost all of our insurance intermediary operating companies, we have relied on and expect to continue to rely on contractual arrangements with Xinbao Investment Fanhua RONS Technologies and their individual nominee shareholder to operate a small part of our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs, and these contractual arrangements have not been tested in a court of law. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective in providing us with control over the VIEs as direct ownership.

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

All of our contractual arrangements with Xinbao Investment and Fanhua RONS Technologies and their individual nominee shareholders are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC may bear significant difference from those of other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

The individual shareholders of Xinbao Investment and Fanhua RONS Technologies, our consolidated VIEs, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

As of March 31, 2023, Mr. Peng Ge, held 100% of the equity interests in Fanhua RONS Technologies and Mr. Shuangping Jiang, held 51% of the equity interests in Xinbao Investment with the remaining 49% held by our wholly-owned PRC subsidiary Fanhua Group Company. Conflicts of interest may arise between the dual roles of Mr. Ge and Mr. Jiang as shareholders of Fanhua RONS Technologies and Xinbao Investment respectively and as officers of our company. We do not have existing arrangements to address these potential conflicts of interest and cannot assure you that when conflicts arise, Mr. Ge and Mr. Jiang will act in the best interest of our company or that conflicts will be resolved in our favor.

Contractual arrangements we have entered into with Xinbao Investment and Fanhua RONS Technologies may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenged by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between us and the VIEs are not on an arm’s-length basis and that we adjusted the income of our consolidated VIEs in the form of a transfer pricing adjustment. Particularly, the State Administration of Taxation issued a Public Notice, or Public Notice 16, on March 18, 2015, to further regulate and strengthen the transfer pricing administration on outbound payments by a PRC enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a PRC enterprise to its overseas related parties must comply with arm’s-length principles, Public Notice 16 specifies certain circumstances whereby such payments are not deductible for the purpose of the enterprise income tax of the PRC enterprise, including payments to an overseas related party which does not undertake any function, bear any risk or have any substantial operation or activities, payments for services which do not enable the PRC enterprise to obtain direct or indirect economic benefits, or for services that are unrelated to the functions and risks borne by the PRC enterprise, or relate to the protection of the investment interests of the direct or indirect investor of the PRC enterprise, or for services that have already been purchased from a third party or undertaken by the PRC enterprise itself, and royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the creation of such intangible assets. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated VIEs to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially adversely affect our financial results in the period or periods for which such determination is made. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our consolidated VIEs, which could in turn increase their respective tax liabilities. Moreover, the PRC tax authorities may impose penalties on our consolidated VIEs for underpayment of taxes. Our consolidated net income may be materially and adversely affected by the occurrence of any of the foregoing.

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

Any loans we make to any of our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), namely, Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd., or Zhonglian Enterprise, and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., or Xinlian Information, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the amount of a foreign-invested enterprise’s registered capital represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK300 million (US$38.2 million) in foreign debts as of March 31, 2023. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

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

Risks Related to Doing Business in China

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and aquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers, and also may be required to go through cybersecurity review under the new laws and the draft laws and regulations of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures.

On August 8, 2006, MOFCOM, joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce, and SAFE, jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Entities by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009.On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by mainland China companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval is obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

The new rules for the filing-based administration of overseas securities offerings and listings by Chinese domestic companies released on February 17, 2023, or New Filing Rules, establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the New Filing Rules, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, issuance of convertible bonds, offshore relisting after go-private transactions and other equivalent offing activities. In addition, after a domestic company has offered and listed securities in an overseas markets, it is required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. According to the New Filing Rules, the Company shall be deemed to be a domestic enterprise indirectly listed overseas. However, from March 31, 2023, enterprises that have been listed overseas shall constitute existing enterprises and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct future offshore offerings or capital raising activities or are involved in other circumstances that require filing with the CSRC.

On February 24, 2023, the CSRC, together with other relevant government authorities, issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which became effective on March 31, 2023. According to the Archives Rules, domestic mainland China companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Archives Rules also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. For more details of the New Filing Rules, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Overseas Listing.”

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, are required for our offshore offerings or capital raising activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. In addition, there are uncertainties with regard to whether any report filed with the CSRC after the occurrence of certain material corporate events will be subject to any further action from the CSRC. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore, offerings, capital raising activities or certain material corporate events, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings, capital raising activities or certain material corporate events. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings or capital raising activities before settlement and delivery and further actions of the shares offered or take any actions regarding our material corporate events. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement, delivery and further actions may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings or capital raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIEs’ reputation, which would materially and adversely affect our and the consolidated VIEs’ financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIEs’ business operations, and severely damage our and the consolidated VIEs’ reputation, which would materially and adversely affect our and the consolidated VIEs’ financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

A downturn in the Chinese or global economy could have a material adverse effect on our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. While the PRC economy has experienced significant growth in the past 30 years or so, growth has been uneven across different regions and among various economic sectors. Economic growth in China has been slowing in the past few years. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. However, these measures may not be successful in transforming the Chinese economy or spurring growth. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

In addition, the global financial markets have experienced significant disruptions between 2008 and 2009, and the United States, Europe and other economies have experienced periods of recessions. The recovery from the economic downturns of 2008 and 2009 has been uneven and is facing new challenges, including the high inflation in the US which creates additional global economic uncertainty. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns about the economic effect of the geo-political tensions in the relationship between China and the United States. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

PR Rules, if we are regarded as a resident enterprise, the dividends we receive from our PRC subsidiaries will be exempt from the EIT. If, however, we are not regarded as a resident enterprise, our PRC subsidiaries will be required to pay a 5% or 10% withholding tax, as the case may be, for any dividends they pay to us. As a result, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, could be materially reduced.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we will rely principally on dividends from our subsidiaries in China and service, license and other fees paid to our subsidiaries by our consolidated VIEs for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, according to the PRC Company Law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. In addition, each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of its board. In addition, according to the Regulation on the Supervision of Insurance Agents, our insurance agency subsidiaries are required to either procure professional liability insurance with minimum compensation for each accident under the one-year professional liability insurance policy no less than RMB1 million, and accumulative compensation under the one-year insurance policy no less than RMB10 million and the total core business revenue of the professional insurance agency company in the previous year, or make a contribution to deposit which shall represent 5% of its registered capital. These reserves are not distributable as cash dividends.

As of December 31, 2022, the aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution were RMB1.4 billion (US$202.9 million). Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We rely on dividends and other fees paid to us by our subsidiaries in China. Any significant appreciation or depreciation of the RMB against the U.S. dollar may affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into the RMB, as the RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our reported earnings, and may adversely affect the price of our ADSs.

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

Risks Related to Our ADSs

If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, we and our investors may be deprived with the benefits of such inspections, which could cause investors and potential investors in the ADSs to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor.

This lack of PCAOB inspections of audit work of any auditors performed in China before 2022, including that performed by Deloitte has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

On December 18, 2020, the former U.S. president signed into law the Holding Foreign Companies Accountable Act, or the HFCA Act. In essence, the HFCA Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On December 2, 2021, the SEC finalized rules implementing the submission and disclosure requirements in the HFCA Act which would go into effect 30 days after publication in the Federal Registrar.

In addition, on June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. On December 29, 2022, the U. S. president signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCA Act to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Therefore, pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued the PCAOB Determinations that they were unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB was unable to inspect or investigate completely, and our auditor, Deloitte, was on such lists.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB also vacated its previous determinations issued in December 2021. Therefore, our auditor is currently able to be fully inspected and investigated by the PCAOB. Accordingly, until such time as the PCAOB issues any new determination, we are at no risk of having our securities subject to a trading prohibition under the HFCA Act.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. The prospect and implications of possible regulation on this subject, in addition to the prevailing requirements of the HFCA Act, are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act as it currently provides. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

As of March 31, 2023, our executive officers and directors beneficially owned approximately 24.9% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other noncontrolling shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We cannot guarantee that any share repurchase plan will be fully consummated or that any share repurchase plan will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

On December 20, 2022, our board of directors announced a share repurchase program which authorized us to repurchase up to US$20 million of our American depositary shares (“ADS”) from time to time. As of March 31, 2023, we had repurchased an aggregate of 72,465 ADSs, at an average price of approximately US$7.85 per ADS for a total amount of approximately US$0.6 million under this share repurchase program.

Our board of directors also has the discretion to authorize additional share repurchase plans in the future. The share repurchase plans do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs and/or shares. We cannot guarantee that any share repurchase plan will enhance long-term shareholder value. The share repurchase plans could increase the volatility of the trading price of the ADSs and may be suspended or terminated at any time. Furthermore, share repurchases could diminish our cash reserves.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and the majority of our officers reside outside the United States.

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

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2022, however there can be no assurance to this regard.. We believe we were also a PFIC for 2017 and prior years. In addition, we believe that it is likely that one or more of our subsidiaries were also PFICs for such years. A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year.

Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Unless the market price of our ADSs increases or we reduce the amount of cash, short term investments and other passive assets we hold sufficiently from current levels, we are likely to remain a PFIC for future taxable years. The U.S. Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

Because we believe we were a PFIC for the taxable year ended December 31, 2022 (and 2017 and prior years), United States Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) of our ADSs or ordinary shares generally will be subject to special and adverse tax rules with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

On October 31, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “CISG.” We and certain selling shareholders of our company, completed the initial public offering of 13,526,773 ADSs, each representing 20 ordinary shares, on November 5, 2007. In connection with the name change on December 6, 2016, our ticker symbol was simultaneously changed to “FANH”.

In October 2012, we obtained license approval from the then CIRC to establish an insurance sales service group company and commenced a series of restructuring, which resulted in Fanhua Insurance Sales Service Group Company Limited (previously known as Shenzhen Nanfeng Investment Co., Ltd.), or Fanhua Group Company, our wholly-owned subsidiary in the PRC, becoming the onshore holding company of our PRC operating entities.

As a result, we currently conduct our business in China primarily through Fanhua Group Company and its subsidiaries and a small part of our business through the consolidated VIEs in China. We also own a 4.5% equity interest in Puyi Inc. (NASDAQ: PUYI), a leading third-party wealth management service provider in China.

We began our insurance intermediary business in 1999 by distributing auto insurance products and auto loans on an ancillary basis and expanded our product offerings to other property and casualty insurance products in 2002. We commenced life insurance products distribution in 2006 and began to offer claims adjusting services in 2008. In 2010, we established an insurance brokerage business unit to expand our product offerings from retail to commercial lines. In 2017, we divested our P&C insurance agency operations and our insurance brokerage segment to strategically focus on life insurance distribution.

We were approved by our board of directors in May 2022 and completed on June 28, 2022 a distribution of shares of CNFinance Holdings Limited (“CNFinance”) to the Company’s shareholders on a pro rata basis. Fanhua shareholders received 4.71 CNFinance ordinary shares for each 20 outstanding Fanhua ordinary shares held as of June 9, 2022, or 0.2355 CNFinance ADSs for each Fanhua ADS, held as of the close of business on June 9, 2022 set by the depositary for the Fanhua ADSs. We distributed a total of 252,995,600 CNFinance ordinary shares to holders of our ordinary shares in this manner, which include a total of 156,097,200 CNFinance ordinary shares distributed in the form of 7,804,860 CNFinance ADSs to our ADS holders through our depositary bank. Following the completion of the distribution, our equity stake in CNFinance decreased from approximately 18.5% to approximately 0.01%.

Our principal executive offices are located at 60/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China. Our telephone number at this address is +86-20-8388-6888. Our registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Capital Expenditure

Our capital expenditures have been used primarily to construct, upgrade and maintain our online platforms and enhance trainings. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. Business Overview

Overview

Driven by our cutting-edge technologies and insurance industry expertise, we are the leading independent insurance intermediary group in China, focusing on providing insurance-oriented family asset allocation services that covers customers’ full lifecycle and one-stop service platform for individual sales agents and independent insurance intermediaries.

With strategic focus on long-term life insurance products, we offer a broad range of insurance product offerings primarily through a network of 141,088 registered sales agents across China as of December 31, 2022. We also provide claims adjusting services through 2,170 in-house claims adjustors. Our extensive offline network enable us to facilitate sales of complex insurance products and offer reliable after-sales services nationwide to our customers, serving as a substantial entry barrier to China’s insurance agency industry.

We are devoted to offering all the capabilities that our sales agents need to help them run their best practice. Specifically, we provide a professional support system to empower agents to grow more specialized and professional. Our self-developed digital tools such as Lan Zhanggui, Fanhua RONS Digital Operating Platform (DOP) and Fanhua Guanjia, offer end-to-end business process management, as well data and analytic capabilities to enable our agents to manage all critical aspects of their business more efficiently, and to improve their productivity and service capability.

We also operate Baowang (www.baoxian.com), an online insurance platform that provides customers with a one-stop insurance shopping experience from policy comparison, live consultation, policy placement, to claims settlement. A variety of critical illness, term life, accident, medical, travel and homeowner insurance products are available on the platform.

Since late 2021, to diversify our service offerings to our customers, we start to offer insurance trust consulting/referral service through our business partners, and healthcare and elderly care services through our healthcare management division.

Our vision is to transform from a solely sales-oriented insurance agency to become an industry-level infrastructure platform provider driven by digital technology and professional expertise. We intend to build an open platform to enable various users on the platform, including independent insurance agents and insurance sales organizations, to run the most successful businesses, by offering them a unified compliance service, IT system, digital solutions, diversified product and service offerings, professional training support, capital flow support and capitalization paths.

With a rapidly aging society and the rise of the middle-class in China, there is burgeoning demand for elderly care and legacy management among Chinese consumers which provides tremendous growth opportunities in China’s life insurance market over the long run despite industry headwinds in recent years. In addition, the separation of insurance underwriting and distribution is a significant trend in China’s insurance industry. Historically dominated by in-house sales forces and exclusive agents, insurance distribution channels in China have gradually shifted towards independent insurance agencies, as demand for insurance products and services has diversified in recent years, while China’s life insurance intermediary channel is experiencing structural changes towards professionalization, digitalization, decentralization and comprehensive financial services. With strong brand recognition, established relationships with major insurance companies, an extensive distribution and sales network and cutting-edge technology, we intend to take advantage of the opportunities resulting from the growth and transformation of the insurance agency industry in China to increase our market share by professionalizing our sales force, enhancing digital capabilities and opening up our platform to more market participations.

Digital Technologies

Technological developments and the growth of digital technologies mobile internet access have significantly changed the way we operate our business. We develop digital toolkits to enable more efficient agent and customer engagement which includes the following:

●	Lan Zhanggui - an all-in-one insurance sales and service platform that we develop for our sales agents, which allows them to manage their book of insurance business on their fingertips, covering all aspects of the business process from insurance product purchase, team management, agent recruitment, customer engagement, customer service to e-learning. The platform offers substantially all of our insurance products including long-term life and health insurance, accident insurance, travel insurance, and standard medical insurance products. It is available in mobile application and WeChat official account versions and accessible through Fanhua WeCom.

●	Fanhua RONS Assistant Digital Operating Platform, or RONS DOP —it is a digital marketing platform that we launched in June 2021 for our agents, aiming at empowering them in customer acquisition and relationship maintenance. It provides agents with various educational content in the form of daily news, articles, posters, videos which can be circulated to potential customers through social media, aiming at enhancing customers’ insurance awareness and deepening their understanding of insurance products. It also enables agents to gain better insights into customer needs through behavior tracking and automated tagging. In addition, it provides convenient access to Fanhua RONS livestreaming platform for resourceful online training courses. The platform is accessible through WeChat public account and Fanhua’s Lan Zhanggui and WeCom.

●	Fanhua RONS Guanjia –– it is a customer service platform that we launched in June 2021 to directly connect with our customers, through which they can access various insurance services including policy inquiry, policy custody, asset custody, risk assessment, and claims settlement assistance. Service representatives will also be available to customers for exclusive services on a one-on-one basis. The platform is accessible primarily through its WeChat official account and Lan Zhanggui.

●	Fanhua WeCom – Launched in June 2021, other than various office supporting solutions, it enables our agents to directly interact with their existing and potential customers in highly efficient manner, with easy access to various supportive tools including knowledge bank, FAQ scripts, and a wide variety of marketing materials.

As of March 31, 2023, we, through Fanhua Group Company and contractual arrangements, controlled thirteen insurance intermediary companies in the PRC, of which nine were insurance agencies including two with national operating licenses, two were insurance brokerage firms and two were insurance claims adjusting firms. We also operated one e-commerce insurance platform, one healthcare management company one online mutual aid platform. In addition, as of March 31, 2023, we owned 4.5% of the equity interests in Puyi Inc. (NASDAQ: PUYI), a leading third-party wealth management services provider focusing on mass affluent and emerging middle-class population.

Online Mutual Aid Platform

In line with our commitment to be socially responsible, in 2014, we launched an online mutual aid platform called eHuzhu (www.ehuzhu.com). The platform provides people with access to alternative risk-protection programs at more affordable costs, especially for the lower-income group. eHuzhu primarily offers programs that provide mutual aid for cancer and accidental death. Users join as members with a small amount of deposits which will be used to evenly contribute to the medical costs or death benefits of the claimants, in exchange for benefits contributed by the rest of the members when in need. As of March 31, 2023, eHuzhu had over 1.7 million paying members, assisting 11,862 families to raise over RMB1.3 billion funds to get through tough times. The platform is accessible primarily through its WeChat official account.

In addition, eHuzhu organized a variety of public charity activities focusing on care for breast cancer, veterans and COVID-19 patients, book donations for children and so on. eHuzhu has also set up “Mutual Aid Villages” across the country to lower the medical burden of people in poverty-stricken areas.

In order to create more value for its members, in 2022, eHuzhu added medical and health services on its platform, through which its members can access a variety of services including health consultation, medical treatment assistance and medicine delivery.

Acquisitions

On January 3, 2023, we entered into definitive agreements with the existing shareholders of Zhongrong Smart Finance Information Technology Co., Ltd. (“Zhongrong”), a leading managing general agency for life insurance distribution in China, to acquire 57.73% of the equity interests of Zhongrong. As of March 31, 2023, we have acquired 53.44% of the equity interests of Zhongrong with a capital contribution of RMB122.7 million to Zhongrong. Zhongrong is currently in the process of repurchasing its shares from certain of its existing shareholders which will result in our shareholding in Zhongrong ultimately increasing to 57.73%.

On February 6, 2023 and February 8, 2023, respectively, we entered into definitive agreements with the existing shareholders of Jilin Zhongji Shi’An Insurance Agency Co., Ltd (“Zhongji”) and Wuhan Taiping Online Insurance Agency Co., Ltd. (“Taiping”) to acquire 51% of the equity interests of Zhongji and Taiping, respectively. As of March 31, 2023, the acquisitions of Zhongji and Taiping have been completed.

In connection with the acquisitions, we issued 61,853,580 ordinary shares, 9,107,140 ordinary shares and 13,660,720 ordinary shares of the Company to the existing shareholders of Zhongrong SF, Taiping Online and Zhongji, respectively. The considerations are adjustable based on the achievement of such performance targets by the acquired entities from 2023 to 2025 and are subject to a lock-up period of three years. The lock-up will be released in two batches after 2025.

Segment Information

As of December 31, 2022, we operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for distributing life insurance products and P&C insurance products on behalf of insurance companies, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claims adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services.

Insurance Agency Segment

Our insurance agency segment accounted for 86.0% and 85.4% of our net revenues in 2021 and 2022, respectively. Revenue from this segment is derived from two broad categories of insurance products: (i) life and health insurance products, and (ii) property and casualty insurance products both primarily focused on meeting the insurance needs of individuals.

Life and Health Insurance Products

Our life and health insurance business accounted for 80.4% of our net revenues in 2022. We expect the sale of life insurance products to be the major source of our revenue in the next several years. The life and health insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below:

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

The life insurance products we distributed in 2022 were primarily underwritten by Sinatay, Greatwall, Huaxia, Aeon, and Evergrande.

Property and Casualty Insurance Products

Our property and casualty insurance business accounted for 5.0% of our net revenues in 2022, primarily representing insurance products we distributed through Baowang. Our main property and casualty insurance product in terms of net revenues contribution in 2022 is individual accident insurance and indemnity medical insurance which we distribute through Baowang. We also offer lifestyle insurance such as travel insurance, homeowner insurance, and other innovative products on Baowang. In addition, we have started to offer certain long-term life and health insurance products specifically designed for internet distribution channels since 2019. Net revenues generated from such long-term insurance products were included in the net revenues of our life insurance agency segment. The major insurance products we offer or facilitate to individual customers through Baowang can be further classified into the following categories:

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

We primarily partnered with Zhong An Online Property and Casualty Insurance Company Limited, or Zhong An, Ping An Property and Casualty Insurance Company Limited, or Ping An, Ping An Health Insurance Company Limited, China Pacific Property and Casualty Insurance Company Limited, or China Pacific, JD Alliance Property and Casualty Insurance Company Limited for the distribution of property and casualty insurance products in 2022.

Claims Adjusting Segment

Total net revenues derived from our claims adjusting segment accounted for 14.6% of our total net revenues in 2022. We offer the following insurance claims adjusting services:

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

We primarily provided claims adjusting services to Ping An, China Pacific, Ant Insurance Agency Co., Ltd., Shanghai Nuanwa Technology Co., Ltd., an affiliate of Zhong An and China Life Property and Casualty Insurance Co. Ltd in 2022.

Others

We also provide referral of certain insurance trust, health care and senior care services as value-added services to our customers to cater to the needs of the aging population in China.

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

Seasonality

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Seasonality.”

Distribution and Service Network and Marketing

We have an offline distribution and service network that, as of March 31, 2023, consisted of one insurance sales and service group, nine insurance agencies including two with national operating licenses, and two insurance brokerage firms, two claims adjusting firms, with 124,682 registered independent sales agents, and 2,063 in-house claims adjustors. Our distribution and service network consisted of 672 sales outlets in 24 provinces and 92 claims services outlets in 31 provinces.

The following table sets forth additional information concerning our distribution and service network as of March 31, 2023, broken down by provinces:

Province	Number of Sales and Service Outlets	Number of Sales Agents	Number of In-house Adjustors
Shandong	128	21,105	79
Hebei	87	15,373	35
Sichuan	69	5,093	88
Guangdong	58	9,386	423
Hunan	52	3,650	31
Zhejiang	49	4,862	145
Anhui	37	6,498	36
Jiangsu	34	11,329	192
Fujian	31	3,303	59
Henan	29	9,991	58
Liaoning	22	7,199	68
Hubei	19	1,681	96
Inner Mongolia	18	5,923	21
Guangxi	16	11,027	85
Chongqing	16	1,235	22
Shaanxi	12	1,718	93
Yunan	11	968	26
Tianjin	10	1,412	22
Shanxi	8	983	35
Beijing	6	1,080	120
Jiangxi	6	270	75
Shanghai	6	39	66
Heilongjiang	2	557	21
Hainan	2	-	16
Jilin	2	-	16
Gansu	1	-	34
Guizhou	1	-	53
Ningxia	1	-	41
Qinghai	1	-	2
Tibet	1	-	-
Xinjiang	1	-	5
Total	736	124,682	2063

We market and sell long-term personal lines of life and health insurance products and property and casualty insurance products to customers mainly through both independent sales agents, most of whom are not our employees, and insurance advisors who are our employees. We also market and sell certain critical illness, term life, accident, short-term health, travel and homeowner insurance products directly to customers through our online platform Baowang (www.baoxian.com). We market and sell insurance claims adjusting services primarily to insurance companies through our in-house professional claims adjustors.

Customers

We sell life and health insurance products including critical illness, annuity insurance, whole life insurance and term life insurance and endowment insurance primarily to individual customers as well as property and casualty insurance products including individual accident insurance, homeowner insurance products, liability insurance and travel insurance. Customers for the life and health insurance products we distribute are primarily individuals under 50 years of age. For the year ended December 31, 2022, no single individual customer who has purchased insurance products through us accounted for more than 1% of our net revenues. Our customers for the claims adjusting services are primarily insurance companies and online mutual-aid platforms.

As of December 31, 2022, we had accumulated approximately 12.0 million individual customers, of which over 2.0 million have purchased at least one regular long-term life and health insurance policy. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referrals and cross-selling opportunities.

Insurance Company Partners and Others

As of March 31, 2023, we had established business relationships with 139 insurance companies in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Since 2007, we have sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of all our subsidiaries located in different parts of China. For the distribution of insurance products, we had outstanding contracts with 43 life insurance companies, 9 health and pension insurance companies and 21 property and casualty insurance companies, most of which were signed at the corporate headquarter level as of March 31, 2023. For the provision of claims adjusting services, we also had business relationship with 104 insurance companies, and 286 other institutions including third party insurance intermediaries, logistics companies, construction companies and marine and cargo companies as of March 31, 2023.

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:

●	Professional insurance intermediaries. The professional insurance intermediary sector in China is highly fragmented. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion. We believe that we can compete effectively with these insurance intermediary companies with our long operating history, strong brand recognition, a strong and stable team of managers, nationwide network of sales professionals enabled by digital tools, leading online platforms and diversified product offerings. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

●	Insurance companies. The distribution of individual life insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales forces and exclusive sales agents to distribute their own products. In addition, in recent years several major insurance companies have increasingly used telemarketing and the Internet to distribute insurance. We believe that we can compete effectively with insurance companies because we focus only on distribution and offer our customers a broad range of choices of insurance products underwritten by multiple insurance companies.

●	Entities that offer insurance products online. In recent years, domestic insurance companies, Internet companies and professional insurance intermediaries have begun to engage in the Internet insurance business. However, each of their insurance e-commerce operations has its own limitations. The insurance products offered on an insurance company’s website are usually confined to those under its own brand. Most Internet companies have limited experience in insurance operation with limited or no offline sales and service support. Our better brand recognition, extensive offline sales and service network which enables us to offer online and offline integrated services to customers also differentiate us from internet-based professional insurance intermediaries. We believe that we can compete effectively with these business entities because we offer customers access to a broad range of insurance products underwritten by multiple insurance companies and good after-sale services that are backed by our nation-wide service network and better user experience.

●	Other business entities. In recent years, business entities that distribute insurance products as an ancillary business, primarily commercial banks and postal offices, have been playing an increasingly important role in the distribution of insurance products, especially life insurance products. However, the insurance products distributed by these entities are mostly confined to those related to their main lines of business, such as investment-related life insurance products. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products.

We compete primarily with the other major claims adjusting firms in China. We believe that we can compete effectively with other major insurance claims adjusting firms because we offer our customers a diversified range of claims adjusting services covering medical insurance, property insurance, auto insurance, marine and cargo insurance, and personal injury and accident insurance and are able to leverage the business relationships we have developed with insurance companies through the distribution of property and casualty insurance products.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of March 31, 2023, we had 87 registered trademarks in China, including our corporate logo. Our main website is www.fanhuaholdings.com.

Risk Management

Proactive risk management and a strong risk culture are essential to our long-term success. As a Nasdaq-listed company, we are subject to the requirements of U.S. Sarbanes-Oxley Act (SOX) of 2002, specifically sections 302 and 404. Accordingly, we have established a comprehensive internal control and risk management structure that enables us to identify and analyze risks early and take appropriate action.

Proactive risk management and a strong risk culture are essential to our long-term success. As a Nasdaq-listed company, we are subject to the requirements of U.S. Sarbanes-Oxley Act (SOX) of 2002, specifically sections 302 and 404. Accordingly, we have established a comprehensive internal control and risk management structure that enables us to identify and analyze risks early and take appropriate action.

The Board of Directors is the highest decision-making body for corporate risk management and is responsible for the effectiveness of overall risk management efforts. The Audit Committee under the Board of Directors is established to fully assess the major risks faced by the Company and supervise the effectiveness of the implementation of the Company’s risk management system.

We established a risk management and internal audit department which works independently from our operations and directly reports to the Audit Committee. The department holds the primary responsibility of monitoring and supervising risk management of the Company’s business operation in compliance with the requirements of SOX.

●	Assisting the management in identifying, measuring and managing risks in daily business activities and periodically reporting to the full board of directors, the Audit Committee and executive suite potential risks facing the Company;

●	Supervising the establishment of standard operating processes by various functional departments and business units and conducting risk assessment and internal tests to carry out independent and un-biased checks and evaluation on the appropriateness, compliance and effectiveness of the Company’s business operations and internal control; and

●	Monitoring the implementation of improvement plans on control weakness and providing recommendations on enhancing risk management capabilities in compliance with Sarbanes-Oxley requirements.

In order to foster the awareness of compliance among all employees and establish a sustainable and effective compliance mechanism, Fanhua Group Company issued a compliance accountability policy Fanhua Insurance Sales Group Compliance Accountability System which sets forth the responsibilities for keeping in compliance with relevant laws and regulations by staff at various levels and the accountability for non-compliance. It also puts forth the process of reporting potential risks when identified to take further actions.

The Compliance Department of the Fanhua Group Comany lead the efforts to monitor and coordinate the implementation of the Compliance Accountability Policy while our functional departments and subsidiaries holds the primary responsibility for risk control and compliance of our business operations. When a risk event occurs, functional departments or subsidiaries shall immediately report it to the Compliance Department to open a case for investigation and management. The functional departments or subsidiaries shall inspect the progress of risk events and implementation of improvement plans each month, and report progress to the Compliance Department.

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

Foreign Investment Security Review Measures

On December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are great uncertainties with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether our VIE structure may be deemed as a method of foreign investment in the future.

Regulation on Information Security

The Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cybersecurity Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cybersecurity, or engage in activities by making use of the network that endanger the national security, honor and interests; incite subversion of state power; overthrow the socialist system; incite secession, undermining national unity, terrorism and extremism promotion, ethnic hatred and discrimination; spread violence and disseminate pornographic information, fabricating and spreading false information that disturbs economic and social order; or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cybersecurity Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

On December 28, 2021, the Cyberspace Administration of China, or the CAC, the NDRC, the MIIT, and several other administrations jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures replaces its previous version promulgated on April 13, 2020. According to the Cybersecurity Review Measures, (i) when the purchase of network products and services by a critical information infrastructures operator or the data processing activities conducted by a network platform operator affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Cybersecurity Review Measures. The aforesaid operators shall file for a cybersecurity review with Cybersecurity Review Office under the CAC if their behavior affects or may affect national security; (ii) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. Cybersecurity reviews focus on assessing the following national security risks factors associated with relevant objects or circumstances: (i) the risk of illegal control, interference or destruction of critical information infrastructure, arising from the purchase and utilization of network products and services; (ii) the harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of network products and services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with the PRC laws, administrative regulations and ministry rules of the suppliers of network products and services; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country; (vi) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the network information security risk in relation to listing abroad; and (vii) other factors that may harm critical information infrastructure, cyber security and/or data security.

The Administrative Provisions on the Account Information of Internet Users, which was promulgated by the CAC on June 27, 2022 and became effective on August 1, 2022, sets out guidelines on the administration of the account information of internet users. Internet-based information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information and other management systems.

On July 7, 2022, the CAC promulgated the Data Outbound Transfer Security Assessment Measures, or the Security Assessment Measures, which became effective on September 1, 2022. The Security Assessment Measures provide that, among others, data processors shall apply to competent authorities for security assessment when (i) the data processors transferring important data abroad; (ii) a CIIO and personal information processor that has processed personal information of more than one million people, transferring personal information abroad; (iii) a data processor who has provided personal information of one hundred thousand individuals or sensitive personal information of ten thousands individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the previous year; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC.

To comply with these laws and regulations, we have adopted security policies and measures to to strengthen our defense against security threats and protect our cyber system and customer information, thereby ensuring security and continuity of our services. We also provide regular training to ensure that our employees understand that information security is everyone’s responsibility.

Regulation on Internet Privacy

Pursuant to the Administrative Provisions on Mobile Internet Applications Information Services, effective on August 1, 2016 and amended on June 14, 2022 and effective on August 1, 2022, owners or operators of mobile applications that provide information services shall obtain the relevant qualifications prescribed by laws and regulations, strictly implement their information content administrator responsibilities and carry out certain duties, including to authenticate the real identity information of users, establish and complete information content inspection and management mechanisms, perform the data security protection obligations and regulate personal information processing activities. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which clarifies several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information,” “provision” and “unlawful acquisition of citizens’ personal information.” Also, it specifies the standards for determining the “serious circumstances” and “particularly serious circumstances” of this crime.

On June 10, 2021, the Data Security Law was promulgated by the Standing Committee of the National People’s Congress and became effective on September 1, 2021. The Data Security Law mainly sets forth specific provisions regarding establishing basic systems for data security management, including a hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility.

On August 20, 2021, the Personal Information Protection Law was promulgated by the Standing Committee of the National People’s Congress and became effective on November 1, 2021. The Personal Information Protection Law provides for various requirements on personal information protection, including the legal basis for data collection and processing, requirements on data localization and cross-border data transfer, requirements for consent of personal data collection and processing, and requirements on processing sensitive personal information. The Personal Information Protection Law also provides that the customers shall be entitled to opt out of the information recommendation or commercial marketing to individuals conducted by means of automated decision-making, or to be provided simultaneously with options not specific to individuals’ characteristics.

To comply with these laws and regulations, we collect and use personal information and data from our customers with their prior consent, and have established information security systems to protect customers’ privacy. There are uncertainties with respect to the interpretation and implementation of these data security laws and regulations, so our data-related measures may be subject to additional compliance requirements and regulatory burdens, and we may be required to make further adjustments to our business practices to comply with the interpretation and implementation of such laws.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) the total assets, net assets, revenues or profits of the domestic operating entity of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or have domicile in China, and its main places of business are located in China or main business activities are conducted in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity, which shall, as the filing entity, fulfil the due filing and reporting obligations with the CSRC, and where an issuer makes an application for listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

Simultaneously, the CSRC issued the Notice on the Administrative Arrangements for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of offering and listing on a different market. If an overseas listed company purchases PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If an issuer’s main business undergoes material change and is therefore beyond the scope of business stated in the filing, such issuer shall submit to the CSRC an ad hoc report and relevant legal opinion issued by a domestic law firm within three business days after occurrence of the change.

Our PRC legal counsel, Hai Run Law Firm, has advised us that, should we seek to (i) offer or list subsequent securities on U.S. stock exchanges, (ii) offer or list securities on other overseas stock exchange, or (iii) purchase PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, we are required to file with the CSRC. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules and Overseas Listing Trial Measures will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules and Overseas Listing Trial Measures.

On February 24, 2023, the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises was promulgated, or the Provision on Confidentiality, which became effective on March 31, 2023. Pursuant to the Provision on Confidentiality, where a domestic enterprise publicly discloses or provides documents and materials involving state secrets and working secrets of state organs, or Relevant Documents and Materials, to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses Relevant Documents and Materials through its overseas listing subjects, it shall report to the competent department with the examination and approval authority for approval in accordance with the law, and submit to the secrecy administration department of the same level for filing. Where a domestic enterprises provides accounting archives or copies of such archives to entities and individuals such as securities companies, securities service institutions and overseas regulatory authorities, it shall complete the corresponding procedures pursuant to relevant rules of the State. The working materials formed within the territory of the PRC by the securities companies and securities service institutions that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be kept within the territory of the PRC, and outbound transfers of such materials shall go through approval procedures in accordance with relevant rules of the State.

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

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries through our BVI subsidiary are subject to a 10% withholding tax, provided that we are determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the EIT Law. Pursuant to the Avoidance of Double Taxation Arrangement, which became effective on January 1, 2007, which was subsequently amended on January 30, 2008, May 27, 2010, April 1, 2015 and July 19, 2019, dividends from our PRC subsidiaries paid to us through our Hong Kong wholly-owned subsidiary CNinsure Holdings Ltd. are subject to a withholding tax at a rate of 5%. However, as described above, we may be considered a PRC resident enterprise for EIT purposes, in which case dividends received by us from our PRC subsidiary would be exempt from the PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. In July 2018, CNinsure Holdings Ltd. was determined by Hong Kong Taxation Bureau to be a Hong Kong resident enterprise and completed the application and filing process for enjoying the tax treaty in PRC Taxation Bureau therefore we have applied 5% withholding tax rate for the dividends paid by our PRC subsidiaries since then. As there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether any dividends to be distributed by us, if we are deemed a PRC resident enterprise, to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”

C. Organizational Structure

Corporate Structure

As of March 31, 2023, we, through Fanhua Group Company, have controlling equity ownership in one insurance sales services company with a national operating license, one managing general agency with brokerage license, five regional insurance agencies, two insurance claims adjusting firms and one healthcare management service company which also operates an online mutual aid platform. In addition, through contractual arrangements, we control one insurance sales services company with a national operating license to operate online insurance distribution business, two regional insurance agencies and one brokerage firm. We also own 4.5% equity interest of Puyi Inc..

Fanhua Group Company and its direct and indirect subsidiaries and our consolidated VIEs hold the licenses and permits necessary to conduct our insurance intermediary business and internet insurance distribution business in China.

Major Changes in our Corporate Structure

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

To remain compliant with the regulatory requirements for conducting online insurance business through Baoxian.com, we commenced a restructuring of our online operations in 2021. As a result of the restructuring, Fanhua Group Company’s direct equity interests in Xinbao Investment, which directly owns 100% of Fanhua RONS, the licensed operating entity of Baoxian.com, was reduced from 100% to 49% and the remaining 51% equity interests were owned by an individual who is nominally holding the shares on behalf of Fanhua. Concurrently, Fanhua Group Company entered into contractual arrangements with Xinbao Investment and its individual nominee shareholder to control and receive economic benefits from the consolidated VIEs.

 On June 24, 2022, our wholly owned subsidiary Fanlian Investment transferred all of the equity interests in Fanhua RONS Technologies to Mr. Peng Ge, our chief financial officer to hold the shares of Fanhua RONS Technologies nominally on behalf of the Company. Concurrently, Fanlian Investment entered into contractual arrangements with Fanhua RONS Technologies and Mr. Ge. The contractual arrangements are substantially similar to those among Fanhua Group Company, Xinbao Investment and its individual nominee shareholder.

As a result, we currently conduct our insurance agency and claims adjusting business in China primarily through our wholly-owned subsidiary Fanhua Group Company, and its subsidiaries and a small part of our business through our consolidated VIEs in China.

The following diagram illustrates the corporate structure of us and the consolidated VIEs, including the names, places of incorporation and the proportion of ownership interests in our and the consolidated VIEs’ significant subsidiaries and their respective subsidiaries as of March 31, 2023:

The diagram above omits the names of subsidiaries that are immaterial individually and in the aggregate. For a complete list of our subsidiaries as of March 31, 2023, see Exhibit 8.1 to this annual report.

The following is a summary of the key terms of our contractual arrangements with our consolidated VIEs Xinbao Investment, Fanhua RONS Technologies and their respective subsidiaries, and with their respective individual nominee shareholders.

Agreements that Provide Us Effective Control over Xinbao Investment and Fanhua RONS Technologies

Loan Agreement.

Xinbao Investment. On December 6, 2021, Mr. Shuangping Jiang, the shareholder of Xinbao Investment, entered into a loan agreement with Fanhua Group Company, or the Fanhua Group Company Loan. The principal loan amounts extended by Fanhua Group Company to Mr. Shuangping Jiang is RMB4.1 million, equal to his capital contributions to Xinbao Investment.

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

Fanhua RONS Technologies. The individual shareholder of Fanhua RONS Technologies, being Mr. Peng Ge, who is our chief financial officer, entered into a loan agreement on July 1, 2022 with our subsidiary Fanlian Investment, or the Fanlian Loan, for a zero interest loan from Fanlian Investment. The principal amount lent to Mr. Ge is RMB20.0 million (US$2.9 million). The terms of the Fanlian Loan are similar to those of the Fanhua Group Company Loans described above.

Equity Pledge Agreement.

Xinbao Investment. Mr. Shuangping Jiang entered into an equity pledge agreement on December 6, 2021, pledging his equity interest in Xinbao Investment to Fanhua Group Company to secure his obligations under the loan agreement. Mr. Jiang also agreed not to transfer or create any encumbrances adverse to Fanhua Group Company on his equity interests in Xinbao Investment. During the term of the equity pledge agreement, Fanhua Group Company is entitled to all the dividends declared on the pledged equity interests. The equity pledge agreement will expire when the individual shareholder fully performs his obligations under the loan agreement. The equity pledge was recorded on the shareholder’ register of Xinbao Investment, and registered with the relevant local administration of industry and commerce.

Fanhua RONS Technologies. Mr. Peng Ge, entered into an equity pledge agreement on July 1, 2022, pledging his equity interests in Fanhua RONS Technologies to Fanlian Investment to secure his obligations under the Fanlian Loan. Terms of the equity pledge agreement is substantially similar to equity pledge agreements for Xinbao Investment.

Power of Attorney.

Xinbao Investment. Mr. Jiang executed powers of attorney on December 6, 2021, each appointing a person designated by Fanhua Group Company as his attorney-in-fact on all matters requiring shareholder approval. Further, if Fanhua Group Company designates the shareholder to attend a shareholder’s meeting of Xinbao Investment, the individual shareholder agrees to vote his shares as instructed by Fanhua Group Company. The term of the power of attorney is for ten years.

Fanhua RONS Technologies. Mr. Peng Ge, the individual shareholders of Fanhua RONS Technologies, executed powers of attorney on July 1, 2022 appointing a person designated by Fanlian Investment as his attorney-in-fact on all matters requiring shareholder approval. Further, if Fanlian Investment designates the shareholder to attend a shareholder’s meeting of Fanhua RONS Technologies, the individual shareholder agrees to vote his shares as instructed by Fanlian Investment. The term of the power of attorney is for ten years.

Agreement that Provides Us the Option to Purchase the Equity Interests in Xinbao Investment

Exclusive Purchase Option Agreement.

Xinbao Investment. Mr. Jiang entered into an exclusive purchase option agreement on December 6, 2021 to irrevocably grant Fanhua Group Company an exclusive option to purchase all of his equity interests in Xinbao Investment, when and to the extent permitted by PRC law. The purchase price will be the minimum price permitted under applicable PRC law.

Fanhua RONS Technologies. Mr. Ge entered into an exclusive purchase option agreement on July 1, 2022 to irrevocably grant Fanlian Investment an exclusive option to purchase all of his equity interests in Fanhua RONS Technologies, when and to the extent permitted by PRC law. The purchase price will be the minimum price permitted under applicable PRC law.

Agreements that Transfer Economic Benefits to Us

Technology Consulting and Service Agreement. Pursuant to technology service agreements between (i) Fanhua Group Company, and (ii) Xinbao Investment and each of its subsidiaries, Fanhua Group Company agreed to provide Xinbao and its subsidiaries with training services and consulting and other services relating to IT platform and internal control compliance. In exchange, Xinbao and its subsidiaries agree to pay a quarterly fee calculated primarily based on a percentage of their revenues, which is currently waved until further written notice by Fanhua Group Company. Each of these agreements has a term of one year and will be automatically renewed for one-year term.

Consulting and Service Agreement. Pursuant to the consulting and service agreements entered into between (i) Fanlian Investment, and (ii) Fanhua RONS Technologies and each of its subsidiaries, Fanlian Investment agreed to provide financial and tax consulting services to Fanhua RONS Technologies and each of its subsidiaries in exchange for fees payable quarterly calculated as a percentage of revenues of Fanhua RONS Technologies and each of its subsidiaries. Each of these agreements has an initial term of one year and will be automatically renewed for one-year term. The fee is currently waved by Fanlian Investment until further written notice by Fanlian Investment.

Because of our contractual arrangements with Xinbao Investment, Fanhua RONS Technologies and their subsidiaries and their individual nominee shareholders, we are the primary beneficiary of Xinbao Investment and Fanhua RONS Technologies and their subsidiaries and we consolidate them into our consolidated financial statements. For the year ended December 31, 2022, aggregate revenues derived from these consolidated VIEs amounted to 5.1% of our total consolidated net revenues, based on our corporate structure as of December 31, 2022. As of December 31, 2022, the assets of our consolidated VIEs accounted for an aggregate of 3.3% of our consolidated total assets.

The cash flows that have occurred between our subsidiaries and our consolidated VIEs are summarized as the following:

The cash flows occurred between our subsidiaries and the consolidated VIEs included the following: (1) cash received by the VIEs from our subsidiaries as inter-company advances amounted to RMB43.0 million for the year ended December 31, 2022; and (2) commissions received offset by technology services paid by our subsidiaries to the VIEs amounted to RMB94.9 million for the year ended December 31, 2022.

Due to the restriction on foreign investment in the internet industry, we expect to continue to rely on contractual arrangements to control and receive economic benefits from our current consolidated VIEs.

In the opinion of Hai Run Law Firm, our PRC legal counsel:

●	both the direct and indirect controlling equity ownership structures of our subsidiaries and our consolidated VIEs in China have complied with all existing PRC laws and regulations
●	the contractual arrangements among our PRC subsidiaries, Xinbao Investment, Fanhua RONS Technologies, their subsidiaries, and their individual shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

●	the business operations of our PRC subsidiaries and our consolidated VIEs comply in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are uncertainties regarding the interpretation and application of PRC laws and regulations, such contractual arrangements may not be as effective as direct ownership in providing operational control. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements establishing the structure for operating our online operations do not comply with PRC government restrictions on foreign investment in the internet industry, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Fanhua Inc. is a Cayman Islands holding company operating in China primarily through its subsidiaries and a small part of its business through contractual arrangements with Xinbao Investment and Fanhua RONS Technologies. Investors in the ADSs thus are not purchasing, and may never directly hold, all equity interests in the consolidated VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for our consolidated VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Xinbao Investment and Fanhua RONS Technologies and, consequently, adversely affect the financial condition and results of operations of Fanhua Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish part of our interests in Xinbao Investment and Fanhua RONS Technologies or forfeit our rights under the contractual arrangements.” To date we have not encountered any interference or encumbrance from the PRC government on account of operating our business through these agreements.

D. Property, Plants and Equipment

Our headquarter is located in Guangzhou, China, where we leased approximately 2,828.8 square meters of office space as of December 31, 2022. Office space leased by our subsidiaries and consolidated VIEs, including certain space used and paid by sales teams, was approximately 162,087.9 square meters as of December 31, 2022. In 2022, our total rental expenses were RMB98.8 million (US$14.3million).

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. This discussion and analysis contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report. For discussion of 2020 items and year-over-year comparisons between 2021 and 2020 that are not included in this annual report on Form 20-F, refer to “Item 5. Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2021, that was filed with the Securities and Exchange Commission on April 29, 2022.

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

Business Relationship with Important Insurance Company Partners

We derive significant revenue from our important insurance company partners. Among these top five of our insurance company partners, Sinatay accounted for 19.6% of our total net revenues in 2022. As a result, any significant changes to our business relationship with the important insurance company partners could have a material impact on our revenue and profit.

Total Premium Payments to Chinese Insurance Companies

The Chinese insurance industry has grown substantially in the past decade. Between 2012 and 2022, total insurance premiums increased from RMB1.5 trillion to RMB4.9 trillion, representing a compound annual growth rate, or CAGR, of 12.3%, according to the CBIRC. Although the growth has slowed down significantly from 2020 to 2022 due to economic uncertainty, the impact of COVID-19, tightening regulation and industry transformation, among others, we believe that certain macroeconomic and demographic factors, such as increasing per capita GDP, and an aging population and people’s increasing awareness of insurance protection, have contributed to and will continue to drive the growth of the Chinese insurance industry in the long term.

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

The Size and Productivity of Our Sales Force

As a distributor of insurance products, we generate revenue primarily through our sales force who are individual sales agents in our distribution and service network. Some entrepreneurial management staff or senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We refer to these independent agents as “entrepreneurial agents.” An entrepreneurial agent is usually able to assemble and lead a team of sales agents. We have been actively recruiting and will continue to recruit entrepreneurial agents to join our distribution and service network as our sales agents. Entrepreneurial agents have been instrumental to the development of our life insurance business. The size of our sales force, its productivity, as measured by the average number of insurance products sold per performing sales agent that refers to a sales agent who has sold at least one insurance policy, the average premium per product sold and the average premiums generated per performing sales agent during any specified period, directly affect our revenue and results of operations. In recent years, as the result of our efforts to streamline our sales force with more focus on better performing sales agents as well as the adverse impact of the COVID-19 on the sales activities of our sales agents, the size of our sales force has decreased substantially which had adversely affected our financial results. However, we have embarked on a series of strategic initiatives to professionalize our sales force and recruit more productive agents, which we expect to bring positive results on the number of our performing agents and their productivity and as a result have positive impact on our financial performance within the next few years.

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

Most individual life and health insurance policies we distribute require periodic payment of premiums, typically annually, during a pre-determined payment period, generally ranging from three to 25 years. For each of such policies that we distribute, insurance companies will pay us a first-year commission and fee based on a percentage of the first-year premiums, and subsequent commissions and fees based on smaller percentages of the renewal premiums paid by the insured throughout the renewal term of the policy. Therefore, once we distribute a life and health insurance policy with a periodic payment schedule, it can bring us a steady flow of commission and fee revenue throughout the renewal term as long as the insured fulfills his or her premium payment commitment and continuously renews the policy.

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

Share-based Compensation Expenses

Our historical results of operations have been affected by the share-based compensation expenses incurred. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations——Share-based Compensation Expenses” for a more detailed discussion of our historical share-based compensation expenses. In order to attract and retain the best personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and promote the success of our business, we adopted share incentive plans in 2007 and 2022. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives—2007 Share Incentive Plan.” All of the share-based compensation expenses related to the options granted under the 2007 Share Incentive Plan have been amortized as of December 31, 2016. On June 14, 2018, we announced the 521 Plan, which enabled the Participants, consisting of certain key employees and independent sales agent team leaders, to invest in the Company by purchasing a total of 280,000,000 ordinary shares of the Company, representing 14 million of the Company’s ADSs at the subscription price of US$27.38 per ADS. Accordingly, we recognized share-based compensation expenses in 2019. In 2020, RMB0.4 million of cumulative cost recognized in prior periods related to the 521 Plan was reversed as the performance target was not probable to be met. In December 2020, the 521 Plan was canceled without any replacement awards. In 2021, no share-based compensation expenses were incurred. On August 12, 2022, our board of directors adopted a new share incentive plan under which we have reserved 161,143,768 ordinary shares for issuance, which was approximately 15% of our outstanding ordinary shares as of June 30, 2022. Simultaneously, our board of directors approved the grant of options to purchase an aggregate of 4,000,000 ordinary shares to independent directors pursuant to the 2022 Share Incentive Plan (the “2022 Option 1”). Accordingly, we recognized share-based compensation expenses of RMB461,000 in 2022. In February 2023, our board of directors approved the grant options to purchase an aggregate of 13,680,000 ordinary shares to certain top agents. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives—2022 Share Incentive Plan.” We expect share-based compensation expenses to be a significant component of our operating expenses in the near future.

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

Impact on our business and financial results due to the COVID-19 pandemic

In 2022, the PRC government adopted a dynamic zero-case policy to contain the periodic resurgences of the COVID-19 pandemic which has largely been effective. However, our business was negatively impacted, primarily because (i) consumers’ consumption confidence for non-necessity products or services was adversely affected due to increased uncertainty in China’s economic outlook; and (ii) offline activities related to customer engagement, agent recruitment and training were disrupted from time to time as a result of the social-distancing measures imposed in regions where there were new coronavirus cases.

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

Key Performance Indicators

As of December 31, 2021 and 2022, we operated two segments: (1) the insurance agency segment, which mainly consisted of providing agency services for distributing life insurance products and P&C insurance products on behalf of insurance companies, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claims adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services.

Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance.

Net Revenues

Our revenues are net of PRC tax surcharges and value-added tax incurred. In 2021 and 2022, we generated net revenues of RMB3,271.1 million (US$513.3 million) and RMB2,781.6 million (US$403.3 million), respectively. We derive net revenues from the following sources:

●	Insurance agency segment: commissions paid by insurance companies for the distribution of (i) life and health insurance products, and (ii) commoditized property and casualty products sold through Baoxian.com, which accounted for 86.0% and 85.4% of our net revenues for 2021 and 2022, respectively;

●	Claims adjusting segment: commissions and fees primarily paid by the insurance companies for the provision of claims adjusting services, which accounted for 14.0% and 14.6% of our net revenues for 2021 and 2022, respectively;

The following table sets forth our total net revenues earned from each of our reporting segments both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands except percentages)
Agency	2,811,936	86.0	2,376,851	344,611	85.4
Life insurance business	2,679,720	81.9	2,237,312	324,380	80.4
P&C insurance business	132,216	4.1	139,539	20,231	5.0
Claims adjusting	459,178	14.0	404,763	58,685	14.6
Total net revenues	3,271,114	100.0	2,781,614	403,296	100.0

Insurance agency segment primarily covers distribution of life and health insurance products and property and casualty insurance products to individuals. Net revenues from the insurance agency segment decreased from 2021 to 2022 in both absolute amount and as a percentage of our total net revenues.

Net revenues generated from distribution of long-term life and health insurance products have become our primary source of revenue. We began distributing individual life and health insurance products in 2006. Net revenues generated from distribution of life and health insurance products decreased from 2021 to 2022, both in absolute amounts and as a percentage of our net revenues primarily due to the impact of COVID-19. The decrease was mainly due to (i) high base in the first quarter of 2021 as a result of the strong sales of critical illness products prior to the transition to the new critical illness definition framework and (ii) the decrease in the weighted average renewal commission rate of renewal premium collected, and to a lesser extent, due to the change in the product mix. We expect our life insurance business to grow and bring in significant revenue that will continue to represent a high percentage of our total net revenues in the next several years. We believe this growth will be driven by a number of factors including stronger demand for traditional life and health insurance products as a result of the aging population and the Chinese consumers’ increasing awareness of the benefits of insurance.

Net revenues generated from distribution of property and casualty insurance products increased from 2021 to 2022 in absolute amounts of our net revenues, primarily due to the contribution from a newly acquired brokerage firm. We expect our net revenues to be derived from distribution of property and casualty insurance products to remain stable in 2022.

We began providing claims adjusting services in 2008. Net revenues from our claims adjusting segment decreased from 2021 to 2022, primarily due to the impact of COVID-19. We expect that net revenues from claims adjusting services as a percentage of our total net revenues will be stable in the next few years.

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

	Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	3,271,114	100.0	2,781,614	403,296	100.0
Operating costs	(2,115,167)	(64.7)	(1,795,603)	(260,338)	(64.6)
Selling expenses	(306,463)	(9.4)	(272,706)	(39,539)	(9.8)
General and administrative expenses	(547,579)	(16.7)	(544,630)	(78,964)	(19.6)
Total operating costs and expenses	(2,969,209)	(90.8)	(2,612,939)	(378,841)	(94.0)

Operating Costs

We incur costs primarily in connection with the distributions of insurance products and the provision of claims adjusting services. Our operating costs decreased from 2021 to 2022, which was in line with the decrease in revenue during the same period. We rely mainly on individual sales agents and to a much lesser degree, on Baoxian.com for the distributions of insurance products. For claims adjusting services, we rely mainly on our in-house claims adjustors. Operating costs incurred as a percentage of net revenues decreased from 2021 to 2022, primarily due to the slower growth of our renewal life insurance business and the decrease in volume-based commission from new life insurance business. We anticipate that our operating costs as a percentage of our total net revenues to remain stable.

Selling Expenses

Our selling expenses primarily consist of:

●	salaries and employment benefits for employees who work in back office below the provincial management level;

●	office rental, telecommunications and office supply expenses incurred in connection with sales activities; and

●	advertising and marketing expenses.

Selling expenses in 2022 were RMB272.7 million (US$39.5 million) , representing a decrease of 11.0% from RMB306.5 million in 2021. The decrease was due to decreased sales events and rental costs of our sales outlets, partially offset by increased headcount in our Yuntong branches. We expect that our selling expenses will increase as we grow in size, and we also intend to spend more on marketing and advertising to enhance our brand recognition and promote our online platforms.

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

General and administrative expenses were RMB544.6 million (US$79.0 million) for 2022, representing a decrease of 0.5% from RMB547.6 million in 2021. The decrease was mainly due to cost savings from office expenses, partially offset by increased headcount in our IT center. We expect that our general and administrative expenses will increase as we hire additional administrative personnel, pay higher labor costs and incur additional costs in connection with the expansion of our business, and our efforts to invest in digital capabilities and develop our online insurance platforms.

Share-based compensation expenses

In 2021, no share-based compensation expenses were incurred. On August 12, 2022, our board of directors adopted a new share incentive plan under which we have reserved 161,143,768 ordinary shares for issuance, which was approximately 15% of our outstanding ordinary shares as of June 30, 2022. Simultaneously, our board of directors approved the grant of options to purchase an aggregate of 4,000,000 ordinary shares to independent directors pursuant to the 2022 Share Incentive Plan (the “2022 Option 1”). Accordingly, we recognized share-based compensation expenses of RMB0.5 million in 2022. In February 2023, our board of directors approved the grant options to purchase an aggregate of 13,680,000 ordinary shares to certain top agents. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives—2022 Share Incentive Plan.” We expect share-based compensation expenses to be a significant component of our operating expenses in the near future.

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

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 8.25% for the years ended December 31, 2021 and 2022. Payment of dividends is not subject to withholding tax in Hong Kong.

PRC

EIT

According to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was subsequently amended on March 16, 2007, February 24, 2017 and December 29, 2018, as further clarified by subsequent tax regulations implementing the EIT law, foreign invested enterprises and domestic enterprises are subject to enterprise income tax, or EIT, at a uniform rate of 25%.

Pursuant to the relevant laws and regulations in the PRC, Shenzhen Huazhong United Technology Co., Ltd., or Shenzhen Huazhong, our wholly-owned subsidiary, was recognized as a software company and thus exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Shenzhen Huazhong, 2017 was the first profit-making year and accordingly it has made a 12.5% tax provision for its profits for the years ended December 31, 2021. Its tax holiday expired in 2021.

Pursuant to the Circular on Issues Regarding Tax-related Preferential Policies for Further Implementation of Western Development Strategy jointly issued by the State Ministry of Finance, General Administration of Customs, China and State Administration for Taxation, enterprises located in the western China regions that fall into the encouraged industries are entitled to 15% EIT preferential tax treatment from January 1, 2011 to December 31, 2020. The preferential tax treatment is extended to December 31, 2030, pursuant to No. 23 Announcement Concerning the Extension of the EIT Policies for Enterprises Located in Western China issued by the Ministry of Finance on April 23, 2020. In September 2018, our wholly-owned subsidiary, Fanhua Lianxing Insurance Sales Co., Ltd. (“Lianxing”), which is the holding vehicle of our life insurance operations, was relocated to Tianfu New Area, Sichuan province, PRC. Subsequently, Lianxing will enjoy 15% EIT tax rate instead of a unified 25% from September 1, 2018 to December 31, 2030. Tibet Zhuli Investment Co. Ltd. (“Tibet Zhuli”), our wholly-owned subsidiary, was entitled to a preferential tax rate of 9% for the period from 2015 to 2020, and 15% for 2021 as it was established with approval in Tibet, PRC, before January 1, 2018. Tibet Zhuli was not entitled to the tax holiday in 2022.

Pursuant to the Circular on Inclusive Tax Relief Policies for Small Low-Profit Enterprises (“SLPEs”), or Circular [2019] No. 13, jointly issued by the State Ministry of Finance and State Administration for Taxation in January 2019, an SLPE is entitled to a preferential tax rate of 20% with a 75% reduction on its annual taxable income for the portion not exceeding RMB1 million and a 50% reduction for the portion between RMB1 million to RMB3 million. Further to the Circular [2019] No. 13, Announcement on Preferential Tax Policies for SLPEs and Individually-owned Businesses (“IOBs”) was jointly issued by the State Ministry of Finance and State Administration for Taxation in April 2021, which provides SLPEs and IOBs an additional 50% reduction on annual taxable income for the portion not exceeding RMB1 million. Pursuant to the Circular on Inclusive Tax Relief Policies for Small Low-Profit Enterprises (“SLPEs”), or Circular [2022] No. 13, jointly issued by the State Ministry of Finance and State Administration for Taxation in March 2022, an SLPE is entitled to a preferential tax rate of 20% with a 75% reduction on its annual taxable income for the portion between RMB1 million to RMB3 million. Accordingly, Shenzhen Baowang E-commerce Co., Ltd., the wholly-owned subsidiary of one of the VIEs enjoyed a preferential tax rate of 20% with a 75% reduction on their annual taxable income from January 1, 2019 to December 31, 2022. Shenzhen Fanhua Training Co., Ltd. a subsidiary of our claims adjusting segment, enjoy a preferential tax rate of 20% with 75% on their annual taxable income from January 1, 2019 to December 31, 2020 and an 87.5% reduction on their annual taxable income from January 1, 2021 to December 31, 2022. Shanghai Fanhua Teamhead Insurance Surveyors & Loss Adjustors Co., Ltd., enjoyed a preferential tax rate of 20% with a 87.5% reduction on its annual taxable income for the portion not exceeding RMB1 million and a 50% reduction for the portion between RMB1 million to RMB3 million from January 1 2020 to December 31, 2021, and enjoyed a preferential tax rate of 20% with a 87.5% reduction on its annual taxable income for the portion not exceeding RMB1 million and a 75% reduction for the portion between RMB1 million to RMB3 million for the fiscal year of 2022. Suzhou Feibao Smart Service Consulting Co., Ltd. (previously known as Suzhou Junzhou Healthcare Management Co., Ltd.) is currently entitled to a tax exemption as it has not yet achieved profitability.

Business Tax and VAT

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

We are currently operating under two reporting operating segments: (1) insurance agency, and (2) claims adjusting.

	For the Year Ended December 31,
	2021	2021 to 2022 Percentage Change	2022
	RMB	%	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Income Data
Net revenues:
Agency	2,811,936	(15.5)	2,376,851	344,611
Life insurance business	2,679,720	(16.5)	2,237,312	324,380
P&C insurance business	132,216	5.5	139,539	20,231
Claims adjusting	459,178	(11.9)	404,763	58,685
Total net revenues	3,271,114	(15.0)	2,781,614	403,296
Operating costs and expenses:
Operating costs:
Agency	(1,835,825)	(16.8)	(1,527,572)	(221,477)
Life insurance business	(1,742,640)	(17.6)	(1,436,606)	(208,288)
P&C insurance business	(93,185)	(2.4)	(90,966)	(13,189)
Claims adjusting	(279,342)	(4.0)	(268,031)	(38,861)
Total operating costs	(2,115,167)	(15.1)	(1,795,603)	(260,338)
Selling expenses	(306,463)	(11.0)	(272,706)	(39,539)
General and administrative expenses	(547,579)	(0.5)	(544,630)	(78,964)
Total operating costs and expenses	(2,969,209)	(12.0)	(2,612,939)	(378,841)
Income from operations
Insurance agency	393,492	(21.5)	308,657	44,751
Claims adjusting	16,829	N/A	(11,856)	(1,720)
Other	(108,416)	18.6	(128,126)	(18,576)
Income from operations	301,905	(44.1)	168,675	24,455
Other income, net:
Investment income	32,898	(45.9)	17,809	2,582
Interest income	2,971	360.2	13,674	1,983
Others, net	33,314	N/A	(3,823)	(554)
Income from operations before income taxes and share of income and impairment of affiliates, net	371,088	(47.1)	196,335	28,466
Income tax expense	(90,574)	(54.7)	(41,016)	(5,947)
Share of income and impairment of affiliates, net	(20,573)	238.3	(69,596)	(10,090)
Net income	259,941	(67.0)	85,723	12,429
Less: Net income attributable to the noncontrolling interests	8,952	N/A	(14,549)	(2,109)
Net income attributable to the Company’s shareholders	250,989	(60.0)	100,272	14,538

Year ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues

Our total net revenues decreased by 15.0% from RMB3, 271.1 million in 2021 to RMB2,781.6 million (US$403.3 million) in 2022.

●	Net revenues from our insurance agency segment decreased by 15.5% from RMB2,811.9 million in 2021 to RMB2,376.8 million (US$344.6 million) in 2022. The decrease was primarily due to a decline in net revenues derived from life insurance business, from RMB2,679.7 million in 2021 to RMB2,237.3 million (US$324.4 million) in 2022, while net revenues derived from the P&C insurance business were RMB139.5 million (US$20.2million) for 2022, which remained relatively stable compared with RMB132.2 million in 2021.

●	The decrease in net revenues generated from the life insurance agency business was partially offset by the revenue recognized related to variable consideration estimates amounting to RMB245.7 million. Excluding the estimated amount, the decrease in net revenues was mainly due to changes in product mix, despite an increase in total life insurance GWP. The decrease was mainly due to (i) high base in the first quarter of 2021 as a result of the strong sales of critical illness products prior to the transition to the new critical illness definition framework and (ii) the decrease in the weighted average renewal commission rate of renewal premium collected, and to a lesser extent, due to the change in the product mix. In 2022, total life insurance GWP increased by 10.2% year-over-year to RMB12,409.0 million, of which FYP increased by 2.0% year-over-year to RMB 2,556.9 million and renewal premiums increased by 12.6% year-over-year to RMB9,852.1 million.

Revenues for the P&C insurance business were mainly derived from commissions generated for internet-based insurance products sold on Baowang, including medical insurance, accident insurance, travel insurance and homeowner insurance products. Net revenues generated from the P&C insurance business accounted for 5.0% of our total net revenues in 2022.

●	Net revenues from our claims adjusting segment decreased by 11.8% from RMB459.2 million in 2021 to RMB404.8 million (US$58.7 million) for 2022. The decrease was due to the disruption to our claims adjusting business as a result of the lockdowns in response to the COVID-19 outbreaks in multiple areas in China and contraction of our medical-insurance related claims adjusting business. Revenues generated from the claims adjusting business accounted for 14.6% of our total net revenues in 2022.

Operating Costs and Expenses

Operating costs and expenses decreased by 12.0% from RMB2,969.2 million in 2021 to RMB2,612.9 million (US$378.8 million)for 2022.

Operating Costs. Our operating costs decreased by 15.1% from RMB2,115.2 million in 2021 to RMB1,795.6 million (US$260.3 million) in 2022, primarily because of the decrease in operating cost in life insurance business.

●	Operating costs for our insurance agency segment decreased by 16.8% from RMB1,835.8 million in 2021 to RMB1,527.6 million (US$221.5 million) in 2022, primarily due to a decrease of 17.6% in costs for the life insurance agency business from RMB1,742.6 million in 2021 to RMB1,436.6 million (US$208.3 million) in 2022, which was mainly due to decline in revenue generated from our life business, and a decrease of 2.4% in costs for the property and casualty insurance agency business from RMB93.2 million in 2021 to RMB91.0 million (US$13.2 million) in 2022, which is in line with the decrease in revenue generated from the property and casualty insurance agency business.

●	Operating costs for our claims adjusting segment decreased by 4.0% from RMB279.3 million in 2021 to RMB268.0 million (US$38.9 million) in 2022, largely in line with the decrease in costs for the claims adjusting business.

Selling Expenses. Our selling expenses decreased by 11.0% from RMB306.5 million in 2021 to RMB272.7 million (US$39.5 million) in 2022, primarily attributable to decreased sales events and rental costs of our sales outlets, partially offset by increased headcount in our Yuntong branches.

General and Administrative Expenses. Our general and administrative expenses decreased by 0.5% from RMB547.6 million in 2021 to RMB544.6 million (US$79.0 million) in 2022, primarily due to the cost savings from office expenses, partially offset by increased headcount in our IT center

Income from Operations

As a result of the foregoing factors, we recorded an operating income of RMB168.7 million (US$24.5 million) for 2022, decreased by 44.1% from RMB301.9 million in 2021.

●	Income from operations for our agency insurance segment decreased by 21.6% from RMB393.5 million in 2021 to RMB308.7 million (US$44.8 million) in 2022, which was primarily due to the decrease of life insurance business.

●	Operations loss for our claims adjusting segment was RMB11.9 million (US$1.7million) in 2022, as compared to operating income of RMB16.8 million in 2021.

●	Other loss from operations represented operating loss incurred by the headquarters, which was not allocated to each business segment. Operating loss incurred by the headquarters increased by 18.2% from RMB108.4million in 2021 to RMB128.1 million (US$18.6million) in 2022, mainly due to increased expenditures for the execution of the Professionalization, Digitalization and Open Platform strategy.

Other Income

Investment Income. Investment income represents income received from short-term investments in interbank deposits. Our investment income decreased by 45.9% from RMB32.9 million in 2021 to RMB17.8 million (US$2.6 million) in 2022. The decrease in yields from short-term investments in financial products was mainly due to decrease in investable cash primarily due to dividend payments and share buyback.

Interest Income. Our interest income increased by from RMB3.0 million in 2021 to RMB13.7million (US$2.0 million) in 2022.

Income Tax Expense

Our income tax expense decreased by 54.7% from RMB90.6 million in 2021 to RMB41.0 million (US$5.9 million) in 2022. The effective tax rate for 2022 was 20.9% compared with 24.4% in 2021.

Share of Income of Affiliates, net of Impairment

Our share of income of affiliates, net of impairment was a loss of RMB69.6 million(US$10.1 million) for 2022, as compared to the share of income of affiliates, net of impairment of a loss of RMB20.6 million in 2021.

The share of income and impairment of affiliates included (i) an other-than-temporary impairment loss of RMB78.3 million (US$11.3 million) on investment in CNFinance, reflecting a write-down to the fair value of the investment as measured by its closing market price on March 31, 2022, compared to the impairment loss of RMB29.3 million in 2021, and (ii) share of income from CNFinance of RMB11.3million (US$1.6 million) for 2022, compared to share of income from CNFinance of RMB12.0 million in 2021.

Net Income Attributable to the Non-controlling Interests

The net loss attributable to the non-controlling interests was RMB14.5 million (US$2.1 million) in 2022, as compared to the net income attributable to the non-controlling interests of RMB9.0 million in 2021, primarily due to the decrease in profits from our subsidiaries operating claims adjusting business in which we currently own 44.7% equity interests.

Net Income Attributable to the Company’s Shareholders

As a result of the foregoing factors, our net income attributable to our shareholders decreased by 60.0% from RMB251.0 million in 2021 to RMB100.3 million (US$14.5 million) in 2022.

Foreign Currency

We have foreign currency bank deposits which are primarily denominated in U.S. dollars. The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB6.8972 per U.S. dollar in December 2022. The fluctuation of the exchange rate between the RMB and U.S. dollar and HK dollar resulted in a foreign currency translation gain of RMB3.7 million (US$0.5 million) in 2022, when we translated our financial assets from U.S. dollar and HK dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities. As of December 31, 2022, we had RMB567.5 million (US$82.3 million) in cash and cash equivalents, and RMB347.8 million (US$50.4 million) in short-term investments. Our cash and cash equivalents consist of cash on hand and bank deposits and our short term investments consisting of short-term, highly liquid investments that are readily convertible to known amounts of cash, and have an insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to fund dividend distribution, maintenance and development of online and digital platforms including Lan Zhanggui, Baoxian.com, eHuzhu, Fanhua RONS DOP, Fanhua RONS Guanjia, Fanhua WeCom, investment to digitalize our mid-office and back-office functions, establishment of new branches and sales outlets, working capital requirements, automobiles and office equipment purchases, office renovation and rental deposits.

We expect to require cash to fund our ongoing business needs, particularly acquisitions of quality insurance intermediary companies which we expect to fund in stock payment and cash to a lesser degree, further expansion of our distribution and service network with the focus on developing a more professional sales force in major cities and the development of digital capabilities. We also intend to spend more on marketing and advertising to enhance our brand recognition and promote our online platforms.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	126,198	137,752	19,972
Net cash generated from (used in) investing activities	450,399	(127,562)	(18,495)
Net cash used in from financing activities	(260,298)	(20,371)	(2,954)
Net increase (decrease) in cash and cash equivalents and restricted cash	316,299	(10,181)	(1,477)
Cash and cash equivalents and restricted cash at the beginning of the year	350,098	656,522	95,187
Cash and cash equivalents and restricted cash at the end of the year	656,522	648,211	93,981

Operating Activities

Net cash generated from operating activities amounted to RMB137.8million (US$20.0 million) for the year ended December 31, 2022, primarily attributable to (i) a net income of RMB85.7 million (US$12.4 million), (ii) adjustments of depreciation expense of RMB19.5 million (US$2.8 million), non-cash operating lease expense of RMB90.4 million (US$13.1 million), provision for allowance for credit losses on financial assets of RMB30.7 million (US$4.5 million), share of income of affiliates, net of impairment of RMB69.6 million (US$10.1 million) and investment income of RMB10.9 million (US$1.6 million), which were non-cash items and, (iii) increases of contract assets of RMB204.2 million (US$29.6 million), accrued commissions of RMB127.6 million (US$18.5 million) and accounts payable of RMB22.1 million (US$3.2 million), offset by decrease of other current asset of RMB8.6 million (US$1.3 million), other receivables of RMB37.3 million (US$5.4 million) insurance premium payables of RMB7.4 million (US$1.1 million) related to property and casualty insurance business contributed by channel vendors of Baowang, other payables and accrued expenses of RMB16.3million (US$2.4 million), accrued payroll of RMB15.8 million (US$2.3 million), other tax liability of RMB36.6 million (US$5.3 million) and lease liability of RMB88.6 million (US$12.8 million).

Net cash generated from operating activities amounted to RMB126.2 million for the year ended December 31, 2021, primarily attributable to (i) a net income of RMB259.9 million (ii) adjustments of depreciation expense of RMB18.3 million, non-cash operating lease expense of RMB101.4 million, and investment income of RMB3.2 million, which were non-cash items and, (iii) increases of accounts receivable of RMB5.5 million, contract assets of RMB257.2 million, other receivables of RMB31.1 million, accrued commissions of RMB139.7 million and accrued payroll of RMB6.3 million, offset by (i) decrease of accounts payable of RMB37.1 million, (ii) decrease of insurance premium payables of RMB1.4 million related to property and casualty insurance business contributed by channel vendors of Baowang, (iii) decrease of income tax payable of RMB15.9million, and (iv) decrease of lease liability of RMB101.2 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was RMB127.6 million (US$18.5 million), primarily attributable to cash used to purchase short-term investment products of RMB2,550.3 million (US$369.8 million), prepayment for purchase of short-term investments of RMB540.0 million (US$78.3 million), cash lent to third parties of RMB205.8 million(US$29.8 million), purchase of property, plant and equipment of RMB77.7 million (US$11.3 million) and payment for business acquisition of RMB21.6 million(US$3.1 million), offset by proceeds from the disposal of short-term investments of RMB3,239.6 million (US$469.7 million) that matured and repayment of loan receivables from a third party of RMB24.5 million(US$3.6 million).

Net cash generated from investing activities for the year ended December 31, 2021 was RMB450.4 million, primarily attributable to proceeds from the disposal of short-term investments of RMB8,646.5 million that matured offset by cash used to purchase short-term investment products of RMB8,184.4 million and purchase of property, plant and equipment of RMB30.8 million.

Financing Activities

Net cash used in financing activities was RMB20.4 million (US$3.0 million) for the year ended December 31, 2022, attributable to settlement of dividend payable payments totaling RMB52.1 million (US$7.5 million), partially offset by proceeds from bank and other borrowings of RMB35.7million(US$5.2 million).

Net cash used in financing activities was RMB260.3 million for the year ended December 31, 2021, attributable to dividend payments totaling RMB242.5 million.

Material cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and tax liabilities.

We incurred capital expenditures of RMB15.3 million, RMB30.8 million and RMB77.7 million (US$11.3 million) for the years ended December 31, 2020, 2021 and 2022, respectively. Our capital expenditures have been used primarily to construct our IT infrastructure and online platforms, and to purchase automobiles and office equipment for newly-established sales outlets. We estimate that our cash commitments including our capital expenditures will increase substantially in the following two or three years as we pursue selective acquisitions of quality insurance intermediaries companies in combination of stock payments and cash to accelerate the expansion of our open platform and we increase investments to enhance the professional skills of our existing sales force through training and digital empowerment, maintain and upgrade our IT infrastructure and digital platforms and enhance digital operation capabilities. We anticipate funding our future capital expenditures primarily with net cash flows from financing and operating activities.

Our operating lease obligations consist of undiscounted minimum lease payment included in the measurement of operating lease liabilities under the lease agreements for our office premises. Our leasing expense was RMB106.6 million, RMB114.6 million and RMB98.8 million (US$14.3 million) in 2020, 2021 and 2022, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

We had uncertain tax liabilities of RMB36.6 million (US$5.3 million) for 2022. As we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, such liabilities are excluded from the contractual obligations discussed above. Other than the contractual obligations and commercial commitments discussed above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2022.

As of December 31, 2021 and 2022, total outstanding of balance short-term loans amounted to nil and RMB35,679, respectively, which consisted of RMB denominated borrowings made by the Company’s subsidiaries from financial institutions in mainland China and were repayable within one year.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries and our consolidated VIEs, Xinbao Investment, Fanhua RONS Technologies and their affiliates in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries and service fees paid by our consolidated VIEs. If our subsidiaries or consolidated VIEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated VIEs in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and before the Foreign Investment Law becomes effective on January 1, 2020, our wholly-owned subsidiaries had to set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of EIT on dividends derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividends distributed by such foreign-invested enterprises. As of December 31, 2022, our restricted net asset was RMB1,461.2 million (US$211.9 million). This amount is composed of the registered equity of our PRC subsidiaries and the statutory reserves described above. Our ability to pay dividends primarily depends upon dividends paid by our subsidiaries. As of December 31, 2022, we had aggregate undistributed earnings of approximately RMB1,399.7 million (US$202.9 million) that were available for distribution. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We perform ongoing evaluation of the appropriateness of the constraint applied, and consider the sufficiency of evidence that would suggest that the long-term expectation underlying the assumptions has changed. Starting from January 1, 2021, we believe that we have already accumulated sufficient historical data and experiences at a confidence level that through which we can utilize to make a reasonable estimate of variable considerations of the portfolio of contracts. The estimated renewal commissions are contingent on future renewals of initial policies or achievement of certain performance targets. Given the material uncertainty around the subsequent renewal of the insurance policies, the estimated renewal commissions expected to be collected are recognized as revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. With the passage of time and accumulation of historical experiences and data, the judgment and assumptions are to be continuously re-evaluated and adjusted as needed when more information becomes available.

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

Along with the accumulation of historical renewal data and experiences, we re-evaluate the appropriateness of the constraint applied on an on-going basis and adjust the constraint accordingly when we observe more evidence that would suggest that the long-term expectation underlying the assumptions has changed. Accordingly, the constraint applied to the total estimated renewal commissions we expect to receive for all sold long-term life insurance products decreased from 86% as of December 31, 2021 to 69% as of December 31, 2022.

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

Recent Accounting Pronouncements

No recently issued accounting pronouncements not yet adopted that may potentially impact our financial position and results of operations.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yinan Hu	57	Chief Executive Officer and Chairman of the Board of Directors
Peng Ge	51	Chief Financial Officer and Director
Lichong Liu	50	Chief Operating Officer and Vice President
Jun Li	49	Chief Digital Officer and Vice President
Yunxiang Tang	77	Independent Director
Stephen Markscheid	69	Independent Director
Allen Warren Lueth	54	Independent Director
Mengbo Yin	67	Independent Director

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

Mr. Stephen Markscheid has been our independent director since August 2007. Mr. Markscheid is managing partner of Aerion Capital, a family office. He is a member of the board of directors of Jinko Solar, Inc., UGE Inc., Monterey Capital Acquisition, and Four Leaf Acquisition, which are public companies listed in U.S. and Kingwisoft Technology Group Limited, a public company listed in Hong Kong. He is also a trustee emeritus of Princeton-in-Asia, a nonprofit social service organization affiliated with Princeton University. He was a member of the board of directors of a number of other listed companies, including TKK Symphony Acquisition Corporation (currently named Glory Star New Media Group Holdings Limited), Ener-Core, Inc., China Ming Yang Wind Power Group and ChinaCast Education Corporation. He acted as a director and interim chief executive officer and chief financial officer of Fellazo Inc. in 2020. From 2014 to 2017, he was a partner of Wilton Partners, a Shanghai-based boutique investment bank. From 2007 to 2011, he was the chief executive officer of Synergenz BioScience, Inc., a genomics company based in Hong Kong. Prior to that, Mr. Markscheid was the chief executive officer of HuaMei Capital Company, Inc., a Sino-U.S. investment advisory firm from 2006 to 2007. From 1998 to 2006, Mr. Markscheid worked for GE Capital. During his time with GE Capital, he led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to joining GE, Mr. Markscheid worked with the Boston Consulting Group throughout Asia from 1994 to 1997. Prior to that, Mr. Markscheid had been a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. Prior to that, he worked with the US-China Business Council in Washington D.C. and Beijing. Mr. Markscheid received his bachelor’s degree in East Asian studies from Princeton University, a master’s degree in international affairs and economics from the School of Advanced International Studies at Johns Hopkins University, and an MBA degree from Columbia University.

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

B. Compensation

In 2022, the aggregate cash compensation, including reimbursement of expenses, to our executive officers which include executive directors was approximately RMB4.9 million (US$0.7 million), and the aggregate cash compensation to our non-executive directors was approximately RMB1.8 million (US$0.3 million). We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our executive officers and directors except for statutory social security payment.

Share Incentives

2007 Share Incentive Plan

In order to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business, a share incentive plan was adopted by our board of directors and shareholders in 2007, as amended and restated in December 2008. We have reserved 136,874,658 ordinary shares for issuance under our 2007 Share Incentive Plan, which was approximately 15% of our outstanding ordinary shares at the time we authorized the number of ordinary shares reserved for issuance. The 2007 Share Incentive Plan expired upon the tenth anniversary of the shareholder approval of the 2007 Share Incentive Plan.

As of March 31, 2023, all of the options under 2007 Share Incentive Plan had been exercised or forfeited, of which options to purchase 35,806,518 ordinary shares were cash exercised and collectively held by two employee shareholding vehicles on behalf of employees who beneficially own the shares.

 2022 Share Incentive Plan

On August 12, 2022, our board of directors adopted a share incentive plan under which we have reserved 161,143,768 ordinary shares for issuance, which was approximately 15% of our outstanding ordinary shares as of June 30, 2022.

Simultaneously, our board of directors approved the grant of options to purchase an aggregate of 4,000,000 ordinary shares to independent directors pursuant to the 2022 Share Incentive Plan (the “2022 Option 1”). The exercise price of these options is US$0.2305 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market one day prior to the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). The options are scheduled to vest over a four-year period starting from August 31, 2023, subject to their continued service with us.

On February 6, 2023, our board of directors approved the grant options to purchase an aggregate of 13,680,000 ordinary shares to certain top agents who have met the requirements for Million Dollar Round Table Membership, pursuant to the 2022 Share Incentive Plan (the “2022 Option 2”). The exercise price of these options is US$0.05 per ordinary share. The options are scheduled to vest over a two-year period starting from March 31, 2024, subject to the achievement of certain key performance indicators by the option holders and their continued service with us.

The following paragraphs describe the principal terms of 2022 Share Incentive Plan as currently in effect.

Types of Awards.

The types of awards we may grant under our 2022 Share Incentive Plan include the following:

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

Plan Administration. The compensation committee of our board of directors, or a committee designated by the compensation committee, will administer the 2022 Share Incentive Plan. However, awards made to our independent directors must be approved by the entire board of directors. The compensation committee or the full board of directors, as appropriate, will determine the individuals who will receive grants, the types of awards to be granted and terms and conditions of each award grant, including any vesting or forfeiture restrictions.

Award Agreement. Awards granted under our 2022 Share Incentive Plan will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement may also specify whether the option constitutes an ISO or a non-qualifying share option.

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

Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2022 Share Incentive Plan. Amendments to the 2022 Share Incentive Plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2022 Share Incentive Plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2022 Share Incentive Plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2007 Share Incentive Plan.

As of March 31, 2023, options to purchase 17,680,000 ordinary shares of the Company were outstanding. The following table summarizes, as of March 31, 2023, the outstanding options that we granted to our directors and to other individuals as a group.

Name	Options Outstanding	Exercise Price (Per Ordinary Share)( US$)	Grant Date	Expiration Date
Yunxiang Tang	1,600,000	0.2305	August 12, 2022	August 12, 2032
Stephen Markscheid	800,000	0.2305	August 12, 2022	August 12, 2032
Allen Warren Lueth	800,000	0.2305	August 12, 2022	August 12, 2032
Mengbo Yin	800,000	0.2305	August 12, 2022	August 12, 2032
Other individuals as a group	13,680,000	0.05	February 6, 2023	February 6, 2033

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

The Board conducts self-assessment of its performance annually in compliance with corporate governance requirements, which encompasses the directors’ involvement in business operations, the effectiveness of board oversight, board composition, board culture, management of major issues, and processes of board operation.

In compliance with Rule 5605 of the Nasdaq Listing Rules, a majority of our directors and all of the committee members of our board of directors are independent directors. During 2022, our board of directors met in person or passed resolutions by unanimous written consent six times. In addition, our independent directors held executive sessions without the presence of non-independent directors or members of management twice during 2022. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

We have a diverse board consisting of members from a wide variety of backgrounds, expertise, skills, and experiences. The members of the board consisted of industry professionals with insurance and financial backgrounds including one independent director who has worked in financial risk assessment.

The membership of our Board currently does not include women. But we are in the process of actively seeking female directors to refresh the composition of our Board, and adding new independent members to further strengthen the Board’s expertise and skill set and to introduce fresh perspectives.

Committees of the Board of Directors

We have established four committees under the board of directors: the audit committee, the compensation committee, the corporate governance and nominating committee and financial reporting and disclosure committee and have adopted a charter for each of the committees. Each committee’s members and functions are described below.

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

In 2022, our audit committee held meetings or passed resolutions by unanimous written consent four times.

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

In 2022, our compensation committee held meetings or passed resolutions by unanimous written consent twice.

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

In 2022, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent twice.

Financial Reporting and Disclosure Committee. Our financial reporting and disclosure committee consists of Peng Ge (chairman), Allen Lueth, and two of our non-executive employees including our financial controller and our internal legal counsel. The financial reporting and disclosure committee assist our CEO and CFO (collectively, the “Senior Officers”) in fulfilling their responsibility to oversee the accuracy, completeness and timeliness of our public reporting and disclosure. The financial reporting and disclosure committee is responsible for, among other things:

●	reviewing and, as necessary, helping revise our controls and procedures that are designed to ensure that: (i) information required to be disclosed by us to the SEC and other information that our company publicly discloses is recorded, processed, summarized and reported accurately and on a timely basis; and (ii) information is accumulated and communicated to management, including the Senior Officers, as appropriate to allow timely decisions regarding such reporting and disclosure (collectively, the “Reporting and Disclosure Controls and Procedures”);

●	assisting in documenting and monitoring the integrity and effectiveness of our Reporting and Disclosure Controls and Procedures; and

●	reviewing the Company’s: (i) periodic and current reports, proxy statements, information statements, registration statements and any other information filed with or furnished to the SEC; (ii) press releases containing financial information, earnings guidance, information about material acquisitions or dispositions or other information material to the Company’s securityholders; (iii) correspondence broadly disseminated to securityholders; (iv) other relevant communications or presentations (collectively, the “Reporting and Disclosure Statements”); and (v) unusual and complex transactions, new accounting standard adoption and disclosure, new SEC reporting requirements.

In 2022, our financial reporting and disclosure committee held meetings by unanimous written consent twice.

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

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

D. Employees

Employees, Sales Agents and Training

We had 4,926, 5,785 and 5,328 employees as of December 31, 2020, 2021 and 2022, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees by function as of December 31, 2022:

	Number of Employees	% of Total
Management	583	11.1
Administrative staff	2,308	44.1
Financial and accounting staff	197	3.8
Professional claims adjustors	1,950	37.2
Information technology staff	200	3.8
Total	5,238	100.0

The following table sets forth the number of our employees by gender as of December 31, 2022:

	Female	Male
Management	170	413
Other staff	1,911	2,744
Total	2,081	3,157

The following table sets forth the number of our employees by age as of December 31, 2022:

	Persons	% of Total
< 30 years old	1,765	33.7
30-40 years old	2,568	49.0
> 40 years old	905	17.3
Total	5,238	100.0

As of December 31, 2020, 2021 and 2022, we had 362,580, 284,053 and 141,088 registered sales agents respectively. A majority of these sales agents are independent sales agents who are not our employees and are only compensated by commissions. We have contractual relationships with these sales agents. Our insurance advisors are our employees and are compensated by both base salaries and commissions. We primarily distribute life insurance policies with a periodic premium payment schedule. For the sale of each of such life insurance policy, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance companies for the sale and renewal of that policy, generally up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period. For the sale of each life insurance policy with a single premium payment schedule or property and casualty insurance policy, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from insurance companies for the sale of that policy.

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

Our sales agents, in-house sales representatives and claims adjustors are valuable to us and are instrumental in helping us build and maintain long-term relationships with our customers. Therefore, we place a strong emphasis on training our sales force. We provide training to both new sales agents and existing sales agents, on a monthly or quarterly basis, both offline and online. For new sales agents, we offer orientation courses that are designed to familiarize them with corporate culture, insurance products, and sales skills. For the existing sales agents, we offer on-the-job training courses that aim to enhance their sales skills and knowledge of various insurance products and develop skills to build and manage their own sales teams. Online training courses are also available on Lan Zhanggui and Fanhua RONS Livestreaming Platform, which enable sales agents to attend the courses anytime anywhere. We have also established an open source lecturer platform which allows insurance veterans to upload self-developed courses and viewable on fee basis. As part of our efforts to professionalize our sales force, we will allocate more resources to enhance training. With the data insight gained through digital technologies, agents will be categorized into different levels based on various criteria including their qualification, capabilities and productivity and targeted training courses will be provided to help improve their professional skills and productivity.

We believe in our employees’ potential and provide training and development opportunities intended to maximize their performance and professional growth. To ensure that new employees integrate into our culture and their daily work, we provide a robust new-hire experience, as well as extensive ongoing training for existing employees to acquaint them with our business. We require all of our employees to complete courses in key regulatory areas, such as insider trading and anti-money laundering compliance, and we offer professional development opportunities through training sessions and cross-departmental workshops, resulting in over 140,000 completed courses and workshops and approximately 134,000 development hours for our employees. In addition, we have mentorship programs that pair newer employees with more experienced professionals, giving mentees access to experience, expertise, and guidance. Finally, to help employees determine the next steps in their careers, we have a Career Growth Portal that provides employees with tools, resources, training courses and assessments as they chart their career paths.

We need employees well-equipped with professional knowledge to support our frontline sales agents and provide our clients with best quality of services. To maximize their performance and professional growth, we provide ample training opportunities through our well-established training platform e-learning system and “Fanhua Academy” available through Lan Zhanggui. Various courses were delivered by a large team of internal lecturers which include the Group’s senior management, department heads and senior employees with deep experience in various areas of our operations and external courses to acquaint them with our business and unlease their potential. To maintain training standards, we evaluate our lecturers and present awards for outstanding performance on an annual basis.

E. Share Ownership

We currently do not have specific stock ownership requirements for our CEO and other members of our management. The following table sets forth information with respect to the beneficial ownership of our shares, as of March 31, 2023, by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our shares.

As of March 31, 2023, there were 1,157,463,924 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Ordinary Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Yinan Hu(2)	210,400,770	18.2%
Peng Ge(3)	53,562,260	4.6%
Lichong Liu(4)	23,119,600	2.0%
Jun Li	*	*
Stephen Markscheid	*	*
Allen Warren Lueth	*	*
Mengbo Yin	*	*
All Directors and Executive Officers as a Group	290,305,670	25.1%

Principal Shareholders:
Sea Synergy Limited(5)	189,698,110	16.4%

*	Less than 1% of our total outstanding ordinary shares.

†	Except for our independent directors, the business address of our directors and executive officers is c/o 60/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China.

(1)	Percentage of beneficial ownership of each director and executive officer is based on 1,157,463,924 ordinary shares outstanding as of March 31, 2023.

(2)	Includes (i) 10,041,200 ordinary shares in the form of ADSs directly held by Mr. Hu, (ii) 189,698,110 ordinary shares of our company directly held by Sea Synergy Limited, or Sea Synergy, and (iii) 10,661,460 ordinary shares of our company held through Kingsford Resources Ltd., or Kingsford Resources. Sea Synergy is 100% held by a family trust, of which Mr. Hu is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Hu may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Sea Synergy. Kingsford Resources is a shareholding vehicle that we established to hold shares of the Company on behalf of certain executive officers. Mr. Hu directly holds 27.2% of the equity interests of Kingsford Resources which directly holds 39,252,100 ordinary shares of the Issuer.

(3)	Includes (i) 48,562,260 ordinary share held by Green Ease, which is 100% held by High Rank Investments Limited, or High Rank and (ii) 5,000,000 ordinary shares held through Kingsford Resources. High Rank was 100% held by a family trust, of which Mr. Ge is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank Investments and Mr. Ge may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by High Rank. Mr. Ge directly holds 12.7% of the equity interests of Kingsford Resources.

(4)	Includes (i) 22,787,600 ordinary share held through Kingsford Resources; and (ii) 332,000 ordinary shares in the form of ADSs directly held by Mr. Liu. Mr. Liu directly holds 58.1% of the equity interests of Kingsford Resources.

(5)	Includes 189,698,110 ordinary shares of the Company directly held by Sea Synergy. The registered address of Sea Synergy is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2023, J.P. Morgan Chase Bank, N.A., or J.P. Morgan, the depositary for our ADS program, is our only record holder in the United States, holding approximately 57.3% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Proposed Going Private Transaction

On December 16, 2021, our board of directors received a preliminary non-binding proposal letter from a consortium led by Mr. Yinan Hu, our founder, chairman and CEO, proposing to acquire all of the outstanding ordinary shares of the Company not already owned by the consortium for $9.8 per ADS, or $0.49 per ordinary share in a going private transaction. On December 19, 2022, Mr. Hu withdrew the preliminary non-binding going private proposal, effective immediately.

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

Pursuant to the framework agreement, starting from January 2021, Puyi Enterprise has been providing referral and marketing services of our insurance products to their clients when their clients have such needs while our agents will be responsible for handling the purchasing procedures and other services. In 2022, we incurred a total of RMB13.5 million commission cost and RMB7.0 million training cost to Puyi Enterprise and the balance of accounts payable as of December 31, 2022 was RMB5.0 million.

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

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Regulatory Proceedings

We are currently not a party to any material litigation or legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business. In addition, the CBIRC may make inquiries and conduct examinations concerning our compliance with PRC laws and regulations from time to time. These administrative proceedings have resulted in administrative sanctions, including fines of RMB1.0 million in aggregate in 2022, which were not material to us. While we cannot predict the outcome of any pending or future examination, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

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

On May 26, 2022, in lieu of cash dividend, our board of directors approved the distribution of 252,995,600 ordinary shares of CNFinance to the Company’s shareholders of record as of the close of business on June 9, 2022. The Company’s shareholders of record received 4.71 ordinary shares of CNFinance for each 20 issued and outstanding ordinary shares of the Company, or 0.2355 ADSs of CNFinance for each ADS of the Company. The distribution was completed on June 28, 2022, after which our equity stake in CNFinance decreased from approximately 18.5% to approximately 0.01%.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries and service fees from our consolidated VIEs in China or share premium to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries and consolidated VIEs in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries and consolidated VIEs in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, there are still uncertainties under the new PRC EIT law and the related regulations regarding whether the dividends we receive from our PRC subsidiaries or dividends paid to our shareholders will be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax considerations to a United States Holder (as defined below), of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report on Form 20-F, including the United States Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service (“IRS”) and other applicable authorities, all as of the date of this annual report on Form 20-F. All of the foregoing authorities are subject to differing interpretations or changes, which could apply retroactively or significantly affect the tax considerations described below. We have not sought any ruling from the IRS with respect to the statements made or the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements or conclusions. In addition, this summary of the United States federal income tax considerations does not discuss the Medicare Tax on net investment income, any tax considerations arising under the United States federal non-income tax laws (such as estate or gift tax), or the laws of any state, local, or non-United States taxing jurisdiction.

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

If a partnership (including an entity or arrangement treated as a flow-through entity for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnership holding our ADSs or ordinary shares should consult its tax advisors regarding the tax consequences of investing in and holding our ADSs or ordinary shares.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for our taxable year ending December 31, 2022, however there can be no assurance to this regard. We believe we were also a PFIC for 2017 and prior years. In addition, we believe that it is likely that one or more of our subsidiaries were also PFICs for such years.

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

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock. Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated United States GAAP financial statements.

The composition of our income and assets will be affected by the market price of our ADSs and how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Unless the market price of our ADSs increases or we reduce the amount of cash, short term investments and other passive assets we hold sufficiently from current levels, we believe that we are likely to remain a PFIC for future taxable years. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that the IRS will not take a contrary position.

Changes in the composition of our income and assets may cause us to cease to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Among other matters, if our market capitalization increases, we may cease to be a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a smaller percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a non-PFIC for the current or one or more future taxable years.

If we are a PFIC for any taxable year (as we believe we were for 2022, 2017 and prior years) during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC (as we believe we did in 2018) and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such an election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year (as we believe we were for 2022, 2017 and prior years) during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

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

If we are a PFIC for any taxable year (as we believe we were for 2022, 2017 and prior years) during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries that are corporations (or other corporations in which we own equity interests) is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, “a lower-tier PFIC”) for purposes of the application of these rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.

If we are a PFIC for any taxable year (as we believe we were for 2022, 2017 and prior years) during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock” (as defined below). If you make a mark-to-market election for our ADSs or ordinary shares, you will include in gross income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed below under “Item. 10 Additional Information—E. Taxation—United States Federal Income Taxation—Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower capital gains rate applicable to qualified dividend income generally would not apply.

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

Because a mark-to-market election cannot be made for any lower tier PFICs that we may own, if we were a PFIC for any taxable year (as we believe we were for 2022, 2017 and prior years), a United States Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

A United States Holder that holds our ADSs or ordinary shares in any year in which we are a PFIC (as we believe we were for 2022, 2017 and prior years) will be required to file an annual report containing such information as the United States Treasury Department may require. You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in 2022 on your investment in our ADSs or ordinary shares, as well as the application of the PFIC rules to your investment in our ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

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

Any PRC or other non-United States withholding taxes imposed on dividends paid to you with respect to the ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex and recently issued Treasury Regulations have introduced additional requirements and limitations to the foreign tax credit rules. You should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

For a list of our subsidiaries as of March 31, 2023, see Exhibit 8.1 to this annual report.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly liquid investments with original maturities of 90 days or less, and interest expenses incurred by short-term borrowing. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$6.2 million and HK dollar-denominated financial assets amounting to HK$5.3 million as of December 31, 2022. A 10% appreciation of the RMB against the U.S. dollar and HK dollar would have resulted in a decrease of RMB4.7 million (US$0.7 million) in the value of our U.S. dollar-denominated and HK dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

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

Direct Payments

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the program. For the years ended December 31, 2021 and 2022, the depositary reimbursed US$1.1 million and US$2.6 million, respectively. For the years ended December 31, 2021 and 2022, 30% of the depositary reimbursement has been deducted as withholding income tax, respectively. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders.

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

Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2022 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fanhua Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Fanhua Inc. and its subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated April 25, 2023, expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to the translation of Renminbi amounts into United States dollars amounts on those financial statements and the financial statements.

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

April 25, 2023

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

Item 16C. Principal Accountant Fees and Services

On August 25, 2021, we engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as our independent registered public accounting firm, and dismissed Deloitte Touche Tohmatsu (“Deloitte Hong Kong”). See also “Item 16F. Change in Registrant’s Certifying Accountant.” The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Hong Kong and Deloitte (PCAOB No. 1113) for the periods indicated.

	For the Year Ended December 31,
	2021	2022
	(US$ in thousands)
Audit fees(1)	1,650.0	1,550.0
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

(1)	“Audit fees” meant the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of quarterly financial statements included in our reports on Form 6-K, services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” meant the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” meant the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in the other categories.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 20, 2022, our board of directors announced a share repurchase program which authorized us to repurchase up to US$20 million of its American depositary shares (“ADS”) from time to time. As of March 31, 2023 we had repurchased an aggregate of 72,465 ADSs (representing 1,449,300 ordinary shares) of the Company, at an average price of approximately US$7.85 per ADS for a total amount of approximately US$0.6 million under this share repurchase program.

The following table summarizes the shares repurchase activity for the periods indicated.

Period	Total Number of ADSs Purchased	Average Price Paid per ADSs		Total Number of ADSs Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased under the Program
December 20, 2022 to December 31, 2022	72,465	US$	7.8473	72,465	US$	19,431,348.2
Total	72,465	US$	7.8473	72,465	US$	19,431,348.2

There were no other purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, by any affiliated purchaser.

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

We have provided Deloitte Hong Kong with a copy of the disclosures here under this Item 16F and required under Item 16F of Form 20-F and requested from Deloitte Hong Kong a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Deloitte Hong Kong’s letter dated April 29, 2022 was attached as Exhibit 15.5 in our annual report on Form 20-F filed with the Commission on April 29, 2022.

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

On August 12, 2022, our board of directors adopted a share incentive plan under which we have reserved 161,143,768 ordinary shares for issuance, which was approximately 15% of our issued and outstanding ordinary shares as of June 30, 2022.

Pursuant to the Nasdaq Stock Market Rule 5635(c), shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for a few situations stated thereunder. In relations to the 521 Plan Transaction and the 2022 Share Incentive Plan mentioned above, Maples and Calder (Hong Kong) LLP, our Cayman Island counsel, has provided letters to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the issuance of securities in the circumstances set out in Nasdaq Stock Market Rule 5635(c). We follow home country practices accordingly.

Other than the annual meeting and share purchase plan to employees practices described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

In May 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB also vacated its previous determinations issued in December 2021. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, no governmental entities in the Cayman Islands own any shares of Fanhua Inc. or the consolidated VIEs in China.

As of the date this annual report, Hongkong Chiho Limited, a company incorporated in Hong Kong, holds 0.3% of the total outstanding ordinary shares of Fanhua Inc. China’s state-owned legal persons indirectly own 100% of the equity interests in Hongkong Chiho Limited and in turn indirectly holds approximately 0.3% of the total outstanding ordinary shares of Fanhua Inc. To our knowledge, no other governmental entities in China own any shares of Fanhua Inc. or the consolidated VIEs as of the date of this annual report. The governmental entities in China do not have a controlling financial interest in Fanhua Inc. or the consolidated VIEs as of the date of this annual report.

As of the date of this annual report, to our knowledge, (i) none of the members of the board of directors of Fanhua Inc. or our operating entities, including the consolidated VIEs, is an official of the Chinese Communist Party, and (ii) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Fanhua Inc. or the consolidated VIEs contains any charter of the Chinese Communist Party.

Item 16J. Insider Trading Policies.

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Fanhua Inc. and its subsidiaries and VIEs are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333-146605), as adopted by special resolution dated December 6, 2016, initially filed with the Commission on October 10, 2007)
1.2	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 18, 2008 (incorporated by reference to Exhibit 99.2 of our report on Form 6-K furnished to the Commission on December 22, 2008)
1.3	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 6, 2016 (incorporated by reference to Exhibit 1.3 of our annual report on Form 20-F initially filed with the Commission on April 19, 2017)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts, as amended and restated (incorporated by reference to Exhibit 99.(a) of our F-6 registration statement (File No. 333-146765), filed with the Commission on November 28, 2017
2.4	Description of Securities (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F (File No. 001-33768), filed with the Securities and Exchange Commission on April 29, 2022)
4.1	2007 Share Incentive Plan (as amended and restated effective December 18, 2008) (incorporated by reference to Exhibit 99.3 of our report on Form 6-K furnished to the Commission on December 22, 2008)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.3	Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F filed with the Commission on May 15, 2009)
4.5†	English translation of Loan Agreement dated December 6, 2021 between Fanhua Insurance Sales and Service Group Company Limited and Shuangping Jiang (incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F filed with the Commission on April 29, 2022)
4.6†	English translation of Equity Pledge Contract dated December 6, 2021 among Fanhua Insurance Sales and Service Group Company Limited, Shuangping Jiang and Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F filed with the Commission on April 29, 2022)
4.7†	English translation of Exclusive Purchase Option Contract dated December 6, 2021 among Fanhua Insurance Sales and Service Group Company Limited, Shuangping Jiang and Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F filed with the Commission on April 29, 2022)

Exhibit Number	Description of Document
4.8†	English translation of Power of Attorney dated December 6, 2021 of Shuangping Jiang (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F filed with the Commission on April 29, 2022)
4.9†	English translation of Technology Consulting and Service Agreement dated March 1, 2022 between Fanhua Insurance Sales and Service Group Company Limited and Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F filed with the Commission on April 29, 2022)
4.10*	2022 Share Incentive Plan
4.11*†	English translation of Loan Agreement dated July 1, 2022 between Beijing Fanlian Investment Co., Ltd. and Peng Ge
4.12*†	English translation of Equity Pledge Contract dated July 1, 2022 among Beijing Fanlian Investment Co., Ltd., Peng Ge and Fanhua RONS (Beijing) Technologies Co., Ltd.
4.13*†	English translation of Exclusive Purchase Option Contract dated July 1, 2022 among Beijing Fanlian Investment Co., Ltd., Peng Ge and Fanhua RONS (Beijing) Technologies Co., Ltd.
4.14*†	English translation of Power of Attorney dated July 1, 2022 of Peng Ge
4.15*	English translation of Form of Consulting and Service Agreement among Fanlian Investment Co., Ltd. and Fanhua RONS Technologies Co., Ltd. and each of its subsidiaries
8.1*	Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Hai Run Law Firm
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.4*	Consent of Deloitte Touche Tohmatsu
15.5	Letter from Deloitte Touche Tohmatsu to the Securities and Exchange Commission, dated April 29, 2022 (incorporated by reference to Exhibit 15.5 of our annual report on Form 20-F filed with the Commission on April 29, 2022)
15.6*	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act
101*	Financial information from Registrant for the year ended December 31, 2022 formatted in Inline eXtensible Business Reporting Language (iXBRL):
(i) Consolidated Balance Sheets as of December 31, 2021 and 2022;
(ii) Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2020, 2021 and 2022;
(iii) Consolidated Statements of Shareholder’s Equity for the Years Ended December 31, 2020, 2021 and 2022;
(iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2020, 2021 and 2022;
(v) Notes to Consolidated Financial Statements; and Schedule 1 — Condensed Financial Information of Fanhua Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
†	Portions of this exhibit have been omitted in accordance with Instruction 4 to Item 19 of Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FANHUA INC.

	By:	/s/ Yinan Hu
		Name:	Yinan Hu
		Title:	Chief Executive Officer

Date: April 25, 2023

FANHUA INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fanhua Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fanhua Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes and schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(u) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside of People’s Republic of China.

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

Revenue recognition: Estimate of variable renewal commissions for long-term life insurance products and impact on revenue recognized — Refer to Note 2(q) to the financial statements

Critical Audit Matter Description

The Company recognized agency revenues for the life insurance business of approximately RMB2,237.3 million in 2022 of which RMB245.7 million relates to estimated variable renewal commissions for long-term life insurance products. As described in Note 2(q) to its financial statements, the Company uses the expected value method and considers constraints as well to estimate variable renewal commissions, which are contingent on future renewals of initial policies or achievement of certain performance targets. Given the material uncertainty around the future renewal of the insurance policies, the estimated renewal commissions expected to be collected are recognized as revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Auditing management’s determination of estimated variable renewal commissions was complex and highly judgmental due to the complexity of the models used and the subjectivity required by the Company to estimate the amount for future renewals of policies, calculate the amount of commission revenue that is probable of not being reversed, and determine the timing and amount of any revenue adjustment that results from changes in the estimates of previously recorded estimated renewal commissions. The Company utilizes statistical methodologies to estimate renewal rate(s), which is a key driver when estimating the amount of future renewals of policies. To determine the constraint to be applied to estimated renewal commissions, the Company evaluates historical experiences and data and applies judgment. For the ongoing evaluation of assumptions, the Company also analyzes whether circumstances have changed and considers any known or potential modifications to the inputs into estimated renewal commissions model and the factors that can impact the amount of renewal commissions expected to be collected in future periods such as commission rates, insurance products composition, renewal terms of insurance products and changes in relevant laws and regulations. The judgment and assumptions are continuously re-evaluated and adjusted as needed along with the accumulation of historical experiences and data when new information becomes available.

Given the significant judgment required to determine the amount of estimated variable renewal commissions, performing audit procedures to evaluate the reasonableness of management’s assessment required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of the reasonableness of the Company’s estimate of variable renewal commissions for long-term life insurance products discussed above included the following, among others:

●	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Company’s process to estimate variable renewal commissions for long-term life insurance products.

●	We engaged our internal actuarial specialists to assist in our evaluation of the appropriateness of the methodology, including the determination of portfolio of contracts, and assumptions used by management to estimate variable renewal commissions by benchmarking the methods and assumptions against general market practice within the insurance industry.

●	We tested the completeness and accuracy of the underlying data that served as the basis for our substantial analytical procedures.

●	We developed a range of independent estimates and comparing those to the renewal rate selected by management for evaluating the reasonableness of management’s assumptions.

●	We performed substantive analytical procedures by developing an independent expectation for comparison to the Company’s estimate applying our own methods as well as assumptions with the Company’s data, and evaluation of significant unexpected differences, if any.

●	We performed retrospective review to compare the actual realized renewal commissions with the estimated value that has been recognized as revenues.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

April 25, 2023

We have served as the Company’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fanhua Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of income and comprehensive income, shareholders’ equity, and cash flows of Fanhua Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2020, and the related notes and schedule I (collectively referred to as the “financial statements”). In our opinion, based on our audits and the report of the other auditor, the financial statements present fairly, in all material respects, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of CNFinance Holdings Limited, or CNFinance, the Company’s investment in which is accounted for by use of the equity method. The accompanying financial statements of the Company include its equity earnings in CNFinance of RMB18 million for the year ended December 31, 2020. This statement was audited by other auditors whose report (which, as to 2020, included an explanatory paragraph concerning completion of a reorganization) has been furnished to us, and our opinion, insofar as it relates to the amounts included for CNFinance, is based solely on the report of the other auditors.

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

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 25, 2023

We began serving as the Company’s auditor in 2007. In 2021 we became the predecessor auditor.

FANHUA INC.

Consolidated Balance Sheets
(In thousands, except for shares and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(u)
ASSETS:
Current assets:
Cash and cash equivalents	564,624	567,525	82,283
Restricted cash (including restricted cash of the consolidated VIEs and VIEs’ subsidiaries that can only be used to settle obligations of the VIEs of RMB24,082 and RMB15,832 as of December 31, 2021 and 2022, respectively)	76,303	59,957	8,693
Short term investments (including investments measured at fair value of RMB857,682 and RMB331,228 as of December 31, 2021 and 2022, respectively)	870,682	347,754	50,420
Accounts receivable, net of allowances of RMB27,934 and RMB15,361 as of December 31, 2021 and 2022, respectively	390,332	393,600	57,066
Contract assets, net of allowances of RMB53 and nil as of December 31, 2021 and 2022, respectively	263,425	273,954	39,720
Other receivables, net	60,755	231,049	33,499
Other current assets, net	39,947	419,735	60,856
Total current assets	2,266,068	2,293,574	332,537

Non-current assets:
Restricted bank deposit – non-current (including restricted cash of the consolidated VIEs and VIEs’ subsidiaries that can only be used to settle obligations of the VIEs of RMB6,261 and RMB11,283 as of December 31, 2021 and 2022, respectively)	15,595	20,729	3,005
Contract assets - non-current, net of allowances of RMB38 and nil as of December 31, 2021 and 2022, respectively	192,114	385,834	55,941
Property, plant, and equipment, net	46,800	98,459	14,275
Goodwill, net	109,869	109,997	15,948
Deferred tax assets	18,728	20,402	2,958
Investments in affiliates	335,808	4,035	585
Other non-current assets	31,459	11,400	1,653
Right of use assets	225,677	145,086	21,036
Total non-current assets	976,050	795,942	115,401
Total assets	3,242,118	3,089,516	447,938

FANHUA INC.

Consolidated Balance Sheets—(Continued)
(In thousands, except for shares and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(u)
LIABILITIES AND EQUITY:
Current liabilities:
Short-term loan	—	35,679	5,173
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB4,929 and RMB8,600 as of December 31, 2021 and 2022, respectively)	335,721	362,352	52,536
Accrued commissions	41,837	74,432	10,792
Insurance premium payables (including insurance premium payables of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB24,054 and RMB16,571 as of December 31, 2021 and 2022, respectively)	24,054	16,580	2,404
Other payables and accrued expenses (including other payables and accrued expenses of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB1,601 and RMB3,267 as of December 31, 2021 and 2022, respectively)	178,157	174,326	25,275
Accrued payroll (including accrued payroll of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB2,166 and RMB10,941 as of December 31, 2021 and 2022, respectively)	111,672	96,279	13,959
Income taxes payable (including income taxes payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB6,617 and RMB7,509 as of December 31, 2021 and 2022, respectively)	130,222	130,024	18,852
Current operating lease liability (including current operating lease liability of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB733 and RMB3,569 as of December 31, 2021 and 2022, respectively)	87,012	62,304	9,033
Total current liabilities	908,675	951,976	138,024

FANHUA INC.

Consolidated Balance Sheets—(Continued)

(In thousands, except for shares and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(u)
Non-current liabilities:
Accrued commissions – non-current	97,869	192,917	27,970
Other tax liabilities (including other tax liability of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB26,147 as of December 31, 2021 and 2022, respectively)	73,213	36,647	5,313
Deferred tax liabilities	73,716	102,455	14,855
Non-current operating lease liability (including non-current operating lease liability of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB553 and RMB1,386 as of December 31, 2021 and 2022, respectively)	128,283	74,190	10,756
Total non-current liabilities	373,081	406,209	58,894
Total liabilities	1,281,756	1,358,185	196,918

Commitments and contingencies

Equity:
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued 1,073,891,784 and 1,074,291,784 shares, of which 1,073,891,784 and 1,072,842,484 shares were outstanding as of December 31, 2021 and 2022, respectively)	8,089	8,091	1,173
Treasury stock	—	(10)	(1)
Additional paid-in capital	—	461	67
Statutory reserves	557,221	559,520	81,123
Retained earnings	1,311,715	1,087,984	157,743
Accumulated other comprehensive loss	(39,140)	(32,643)	(4,733)
Total shareholders’ equity	1,837,885	1,623,403	235,372
Noncontrolling interests	122,477	107,928	15,648
Total equity	1,960,362	1,731,331	251,020
Total liabilities and shareholders’ equity	3,242,118	3,089,516	447,938

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(u)
Net revenues:
Agency	2,834,997	2,811,936	2,376,851	344,611
Life insurance business	2,703,584	2,679,720	2,237,312	324,380
P&C insurance business	131,413	132,216	139,539	20,231
Claims adjusting	433,148	459,178	404,763	58,685
Total net revenues	3,268,145	3,271,114	2,781,614	403,296
Operating costs and expenses:
Agency	(1,953,744)	(1,835,825)	(1,527,572)	(221,477)
Life insurance business	(1,866,227)	(1,742,640)	(1,436,606)	(208,288)
P&C insurance business	(87,517)	(93,185)	(90,966)	(13,189)
Claims adjusting	(260,121)	(279,342)	(268,031)	(38,861)
Total operating costs	(2,213,865)	(2,115,167)	(1,795,603)	(260,338)
Selling expenses	(288,460)	(306,463)	(272,706)	(39,539)
General and administrative expenses	(463,634)	(547,579)	(544,630)	(78,964)
Total operating costs and expenses	(2,965,959)	(2,969,209)	(2,612,939)	(378,841)
Income from operations	302,186	301,905	168,675	24,455
Other income, net:
Investment income related to the realized gain on available-for-sale investments	34,789	32,898	17,809	2,582
Interest income	13,420	2,971	13,674	1,983
Others, net	11,907	33,314	(3,823)	(554)
Income before income taxes, share of income and impairment of affiliates, net	362,302	371,088	196,335	28,466
Income tax expense	(83,387)	(90,574)	(41,016)	(5,947)
Share of income of affiliates, net of impairment	(2,738)	(20,573)	(69,596)	(10,090)
Net income	276,177	259,941	85,723	12,429
Less: net income attributable to the noncontrolling interests	7,923	8,952	(14,549)	(2,109)
Net income attributable to the Company’s shareholders	268,254	250,989	100,272	14,538

FANHUA INC.

Consolidated Statements of Income and Comprehensive Income—Continued
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(u)
Net income per share:
Basic	0.25	0.23	0.09	0.01
Diluted:	0.25	0.23	0.09	0.01

Shares used in calculating net income per share:

Basic:	1,073,891,784	1,073,891,784	1,074,196,310	1,074,196,310
Diluted	1,074,291,360	1,074,291,194	1,074,457,821	1,074,457,821

Net income	276,177	259,941	85,723	12,429
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	9,639	(9,116)	3,728	541
Unrealized net gains (loss) on available-for-sale investments	23,811	6,252	(1,919)	(278)
Share of other comprehensive (loss) gain of affiliates	(3,016)	(1,281)	4,688	680
Total comprehensive income	306,611	255,796	92,220	13,372
Less: Comprehensive income (loss) attributable to the noncontrolling interests	7,923	8,952	(14,549)	(2,109)
Comprehensive income attributable to the Company’s shareholders	298,688	246,844	106,769	15,481

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Shareholders’ Equity
(In thousands, except for shares and per share data)

	Share Capital		Additional	Treasury Stock				Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	Retained Earnings	Comprehensive Loss	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	1,252,367,264	9,235	393	178,475,480	(1,146)	508,739	1,479,494	(65,429)	113,182	2,044,468
Cumulative-effect adjustment to beginning balance from adoption of ASU 2016-13	—	—	—	—	—	—	(7,523)	—	—	(7,523)
Net income	—	—	—	—	—	—	268,254	—	7,923	276,177
Foreign currency translation	—	—	—	—	—	—	—	9,639	—	9,639
Cancellation of treasury shares	(178,475,480)	(1,146)	—	(178,475,480)	1,146	—	—	—	—	—
Share-based compensation (Note 2(o))	—	—	(393)	—	—	—	—	—	—	(393)
Provision for statutory reserves	—	—	—	—	—	45,172	(45,172)	—	—	—
Distribution of dividend	—	—	—	—	—	—	(388,499)	—	—	(388,499)
Unrealized net gains on available-for-sale investments	—	—	—	—	—	—	—	23,811	—	23,811
Share of other comprehensive loss of affiliates	—	—	—	—	—	—	—	(3,016)	—	(3,016)
Balance as of December 31, 2020	1,073,891,784	8,089	—	—	—	553,911	1,306,554	(34,995)	121,105	1,954,664
Net income	—	—	—	—	—	—	250,989	—	8,952	259,941
Foreign currency translation	—	—	—	—	—	—	—	(9,116)	—	(9,116)
Provision for statutory reserves	—	—	—	—	—	3,310	(3,310)	—	—	—
Distribution of dividend	—	—	—	—	—	—	(242,518)	—	(7,580)	(250,098)
Unrealized net gains on available-for-sale investments	—	—	—	—	—	—	—	6,252	—	6,252
Share of other comprehensive loss of affiliates	—	—	—	—	—	—	—	(1,281)	—	(1,281)
Balance as of December 31, 2021	1,073,891,784	8,089	—	—	—	557,221	1,311,715	(39,140)	122,477	1,960,362

FANHUA INC.

Consolidated Statements of Shareholders’ Equity—(Continued)
(In thousands, except for shares and per share data)

	Share Capital		Additional	Treasury Stock				Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	Retained Earnings	Comprehensive Loss	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Net income (loss)	—	—	—	—	—	—	100,272	—	(14,549)	85,723
Foreign currency translation	—	—	—	—	—	—	—	3,728	—	3,728
Exercise of share options	400,000	2	—	—	—	—	—	—	—	2
Repurchase of ordinary shares from open market	—	—	—	1,449,300	(10)	—	(3,974)	—	—	(3,984)
Share-based compensation	—	—	461	—	—	—	—	—	—	461
Provision for statutory reserves	—	—	—	—	—	2,299	(2,299)	—	—	—
Cash dividend	—	—	—	—	—	—	(52,069)	—	—	(52,069)
Pro rata distribution of equity method investee’s shares to shareholders (Note 8)	—	—	—	—	—	—	(265,661)	—	—	(265,661)
Unrealized net loss on available-for-sale investments	—	—	—	—	—	—	—	(1,919)	—	(1,919)
Share of other comprehensive gain of affiliates	—	—	—	—	—	—	—	4,688	—	4,688
Balance as of December 31, 2022	1,074,291,784	8,091	461	1,449,300	(10)	559,520	1,087,984	(32,643)	107,928	1,731,331
Balance as of December 31, 2022 in US$ (Note 2(u))	1,074,291,784	1,173	67	1,449,300	(1)	81,123	157,743	(4,733)	15,648	251,020

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(u)
Cash flows from operating activities:
Net income	276,177	259,941	85,723	12,429
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation expense	17,658	18,342	19,473	2,823
Amortization of intangible assets	281	45	—	—
Non-cash operating lease expense	95,423	101,448	90,419	13,109
Provision for (reversal of) allowance for credit losses on financial assets	18,837	(235)	30,701	4,451
Compensation expenses associated with stock options	(393)	—	461	67
Loss on disposal of property, plant and equipment	1,295	1,394	2,825	410
Investment income	(14,321)	(3,171)	(10,963)	(1,590)
Gain on disposal of subsidiaries	—	(2,051)	—	—
Share of income of affiliates, net of impairment	2,738	20,573	69,596	10,090
Deferred taxes	15,778	23,905	27,845	4,037
Interest accrued for other receivables (loan receivables)	—	—	(3,353)	(486)
Changes in operating assets and liabilities:
Accounts receivable	157,844	(5,528)	(1,491)	(216)
Contract assets	(67,294)	(257,182)	(204,249)	(29,613)
Insurance premium receivables	5,067	—	—	—
Other receivables	4,452	(31,066)	37,262	5,402
Other current assets	13,839	1,201	8,623	1,250
Other non-current assets	2,245	2,284	(51)	(7)
Accounts payable	(5,496)	(37,104)	22,099	3,204
Accrued commissions	—	139,706	127,643	18,506
Insurance premium payables	17,520	(1,367)	(7,375)	(1,068)
Other payables and accrued expenses	(32,159)	(131)	(16,264)	(2,358)
Accrued payroll	4,075	6,265	(15,771)	(2,286)
Income taxes payable	(9,269)	(15,880)	(262)	(38)
Lease liability	(98,866)	(101,186)	(88,573)	(12,842)
Other tax liabilities	(3,131)	5,995	(36,566)	(5,302)
Net cash generated from operating activities	402,300	126,198	137,752	19,972
Cash flows from investing activities:
Purchase of short term investments	(7,947,662)	(8,184,363)	(2,550,300)	(369,759)
Proceeds from disposal of short term investments	8,287,924	8,646,532	3,239,556	469,691
Purchase of property, plant and equipment	(15,250)	(30,785)	(77,746)	(11,272)
Proceeds from disposal of property and equipment	324	1,025	3,799	551
Disposal of subsidiaries, net of cash disposed of nil, RMB2,040 and nil in 2020, 2021 and 2022, respectively	—	960	—	—
Cash lent to third parties	(90,000)	—	(205,800)	(29,838)

FANHUA INC.

Consolidated Statements of Cash Flows—(Continued)

(In thousands)

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(u)
Repayment of loan receivables from third parties	90,000	6,830	24,500	3,552
Prepayment for purchase of short-term investments	—	—	(540,000)	(78,293)
Payment for business acquisition, net of cash acquired	—	—	(21,571)	(3,127)
Others	—	10,200	—	—
Net cash generated from (used in) investing activities	325,336	450,399	(127,562)	(18,495)
Cash flows from financing activities:
Proceeds from bank borrowings	—	—	35,679	5,173
Repayment of refundable share rights deposits to the 521 Plan participants	(250,312)	—	—	—
Dividends paid	(388,499)	(242,518)	(52,069)	(7,549)
Dividend distributed to noncontrolling interest	—	(7,580)	—	—
Repurchase of ordinary shares from open market	—	—	(3,984)	(578)
Others	—	(10,200)	3	—
Net cash used in financing activities	(638,811)	(260,298)	(20,371)	(2,954)
Net increase (decrease) in cash and cash equivalents, and restricted cash	88,825	316,299	(10,181)	(1,477)
Cash and cash equivalents and restricted cash at beginning of year	265,605	350,098	656,522	95,187
Effect of exchange rate changes on cash and cash equivalents	(4,332)	(9,875)	1,870	271
Cash and cash equivalents and restricted cash at the end of the year	350,098	656,522	648,211	93,981
Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents at the end of the year	245,428	564,624	567,525	82,283
Restricted cash at the end of the year	104,670	91,898	80,686	11,698
Total of cash and cash equivalents and restricted cash at the end of the year	350,098	656,522	648,211	93,981

Supplemental disclosure of cash flow information:
Income taxes paid	79,063	74,323	47,029	6,819
Supplemental disclosure of non-cash operating activity:
Effect on operating assets upon the adoption of ASU 2016-13 on January 1, 2020	7,523	—	—	—

FANHUA INC.

Consolidated Statements of Cash Flows—(Continued)

(In thousands)

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(u)
Supplemental disclosure of non-cash investing activities:
Right-of-use assets obtained in exchange for lease obligations, net of decrease of right-of-use assets for early terminations	108,178	125,487	4,462	647

Supplemental disclosure of non-cash financing activities:
Dividend distribution in equity method investee’s shares	—	—	265,661	38,517

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(1) Organization and Description of Business

Fanhua Inc. (the “Company”) (formally known as “CNinsure Inc.”) was incorporated in the Cayman Islands on April 10, 2007 and listed on the Nasdaq on October 31, 2007. The Company, its subsidiaries and the consolidated variable interest entities (the “VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in the provision of agency services and insurance claims adjusting services in the People’s Republic of China (the “PRC”).

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

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates certain of its businesses which are subject to restrictions in the PRC through PRC domestic companies, whose equity interests are held by certain individuals (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders. Management concluded that these PRC domestic companies are consolidated VIEs of the Group, of which the Group is the primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. See Note 10 for details.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. The Group evaluates estimates, including those related to the amounts of variable considerations of revenue contracts with respect to long-term life insurance products, the allowance for credit losses of accounts receivable, contract assets, other receivables, fair values of certain debt and equity investments, the useful lives of property, plant and equipment, impairment of long-lived assets, goodwill, investments in affiliates and other long-term equity investments, and deferred tax valuation allowance among others. The Group, based their estimates on historical experience and various other factors, believed to be reasonable under the circumstances, that the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

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

In its capacity as an insurance agent, the Group collects premiums from the insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in the consolidated statements of balance sheets, “premiums” are receivables from the insureds of RMB24,459 and RMB15,847 as of December 31, 2021 and 2022, respectively. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term, and reports such amounts as restricted cash in the consolidated balance sheets. Also, restricted cash balance includes the entrustment deposit received from the members of eHuzhu, an online mutual aid platform operated by the Group, which is to be used during the one-year operating cycle and is therefore classified as a current asset. The balance for entrustment deposit was RMB51,844 and RMB44,110 as of December 31, 2021 and 2022, respectively. Further, restricted cash balance includes guarantee deposit required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations. Thus, the Group classified the balance for guarantee deposit as a non-current asset. The balance for guarantee was RMB15,595 and RMB20,729 as of December 31, 2021 and 2022, respectively.

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

The Group evaluates each individual available-for-sale debt securities periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of income and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity. As of December 31, 2022, there were no investments held by the Group that had been in continuous unrealized loss position.

No impairment loss on short term investments was identified for years ended December 31, 2020, 2021 and 2022, respectively.

(e)	Accounts Receivable and Contract Assets

Accounts receivable are recorded at the amount that the Group expects to collect and do not bear interest. Accounts receivables represent fees receivable on agency and claims adjusting services primarily from insurance companies.

The Group evaluates the collectability of its trade receivables and contract assets based on a combination of factors. The Group generally does not require collateral on trade receivables and contract assets as the majority of the Group’s customers are large, well-established insurance companies. The Group estimates allowances for expected credit losses using relevant available information from internal and external sources, related to past events, the age of the accounts receivable and contract assets balances, current conditions, and reasonable and supportable forecasts. Credit loss expenses are assessed quarterly and included in general and administrative expense on the consolidated statements of income and comprehensive income.

Accounts receivable and Contract Assets, net is analyzed as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable	418,266	408,961
Contract Assets (See Note 2(q))	455,630	659,788
Allowance for doubtful accounts	(28,025)	(15,361)
Accounts receivable and Contract Assets, net	845,871	1,053,388

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(e)	Accounts Receivable and Contract Assets (Continued)

The following table summarizes the movement of the Group’s allowance for expected credit losses of accounts receivable and contract assets:

	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of the year	20,495	29,000	28,025
Cumulative-effect adjustment upon adoption of ASU 2016-13	7,436	—	—
Current period provision (reversal of) for expected credit losses	4,831	2,095	(1,378)
Write-offs	(3,762)	(3,070)	(11,286)
Balance at the end of the year	29,000	28,025	15,361

(f)	Property, Plant and Equipment

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

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation expense recognized in the consolidated statements of income and comprehensive income:

	2020	2021	2022
	RMB	RMB	RMB
Operating costs	199	791	822
Selling expenses	7,350	5,778	5,106
General and administrative expenses	10,109	11,773	13,545
Depreciation expense	17,658	18,342	19,473

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(g)	Business combinations and non-controlling interests

In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Transactions in which the acquired is considered a business are accounted for as a business combination as described below. Conversely, transactions not considered as business acquisition are accounted for as acquisition of assets and liabilities. In such transactions, the cost of acquisition is allocated proportionately to the acquired identifiable assets and liabilities, based on their proportionate fair value on the acquisition date. In an assets acquisition, no goodwill is recognized, and no deferred taxes are recognized in respect of the temporary differences existing on the acquisition date.

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred, liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill.

For the Group’s majority-owned subsidiaries, VIEs and subsidiaries of VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of income and comprehensive income includes the net income attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests on the Group’s consolidated balance sheets.

(h)	Goodwill and Other Intangible Assets

Goodwill and amortization of intangible assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired in a business combination. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group operated in two reporting units for the years ended December 31, 2021 and 2022.

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

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(h)	Goodwill and Other Intangible Assets (Continued)

Goodwill and amortization of intangible assets (Continued)

In 2021 and 2022, management compared the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value. The fair value of all reporting units was estimated by using the income approach. Based on this quantitative test, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, the management concluded that goodwill was not impaired as of December 31, 2021and 2022, respectively.

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

The intangible assets, net consisted of trade names with a cost of RMB8,898 as of December 31, 2021 and 2022, respectively. The trade names have an estimated useful life of 9.4 to 10 years and accumulated amortization of RMB8,898 as of December 31, 2021and 2022, respectively. The residual balance is nil as of December 31, 2021 and 2022, respectively. Aggregate amortization expenses for intangible assets were RMB281, RMB44 and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

Impairment of intangible assets with definite lives

The Group evaluates the recoverability of identifiable intangible assets with determinable useful lives whenever events or changes in circumstances indicate that these assets’ carrying amounts may not be recoverable. The Group measures the carrying amount of identifiable intangible assets with determinable useful lives against the estimated undiscounted future cash flows associated with each asset. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Group recognized no impairment losses on identifiable intangible assets with determinable useful lives in the years ended December 31, 2020, 2021 and 2022.

Impairment of indefinite-lived intangible assets

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on a potential purchase quote from a third party, if any. The Group recognized no impairment losses on its indefinite-lived intangible assets in the years ended December 31, 2020, 2021 and 2022.

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

(j)	Long-term Equity Investments

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

The Group recorded an impairment of RMB10,929, nil and RMB20,110 during the years ended December 31, 2020, 2021 and 2022, respectively, in the consolidated statements of income and comprehensive income.

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

The Group records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Group recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Group recognizes interest and penalties related to unrecognized tax benefits, if any, on the income tax expense line in the accompanying consolidated statement of income and comprehensive income. Accrued interest or penalties are included on the other tax liabilities line in the consolidated balance sheets.

(o)	Share-based Compensation

All forms of share-based payments to employees and nonemployees, including stock options and stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of income and comprehensive income. The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal to the portion of the grant-date value of the award that is vested at that date. For awards with both service and performance conditions, if each tranche has an independent performance condition for a specified period of service, the Group recognizes the compensation cost of each tranche as a separate award on a straight-line basis; if each tranche has performance conditions that are dependent of activities that occur in the prior service periods, the Group recognizes the compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The Group has made an accounting policy election to account for forfeitures when they occur for an award with only service conditions. For an award with a performance condition, the Group continues to assess at each reporting period whether it is probable that the performance condition will be achieved. No compensation cost is recognized for instruments that employees and nonemployees forfeit because a service condition or a performance condition is not satisfied.

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

Share-based compensation expenses of RMB(393), nil and RMB461 for the years ended December 31, 2020, 2021 and 2022, respectively, were included in the selling, general and administrative expenses. During fiscal year ended December 31, 2020, the Group reversed cumulative cost recognized in prior periods as the stock option were not probable to be vested because the performance target was not probable to be met.

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

Initial placement of an insurance policy

The Group recognizes agency revenue related P&C insurance products (which is short term in nature and related premiums are collected upfront) when an insurance policy becomes effective. The commission to be earned is required to be partially refunded contingently on policy cancellations. Based on its past experience, subsequent commission adjustments in connection with P&C insurance policy cancellations have been de minims to date, and are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of P&C insurance policies were 0.2%, 0.1% and 0.1% of the total commission and fee revenues during years ended December 31, 2020, 2021 and 2022, respectively.

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

Insurance agency services revenue (Continued)

Initial placement of an insurance policy (Continued)

In addition, for life insurance agency, the Group may receive a performance bonus from insurance companies as agreed and per contract provisions. Once the Group achieves a certain sales volume based on respective agency agreements, the bonus will become due. Performance bonus represents a form of variable consideration associated with certain sales volume, for which the Group earns commissions. The Group estimates the amount of consideration with a constraint applied that will be received in the coming year such that a significant reversal of revenue is not probable, and includes performance bonus as part of the transaction price. For the years ended December 31, 2020, 2021 and 2022, the Group recognized contingent performance bonus of RMB17,265, RMB3,887 and RMB11,387, respectively.

Renewals of a life insurance policy

For the long-term life insurance products, in addition to the initial commission earned, the Group is also entitled to subsequent renewal commission and compensation, and renewal performance bonus which represents variable considerations and are contingent on future renewals of initial policies or the Group achieves its performance target.

When making estimates of the amount of variable consideration to which the Group expects to be entitled, the Group uses the expected value method and evaluates many factors, including but not limited to, insurance companies mix, product mix, renewal term of various products, renewal premium rates and commission rates, to determine the method(s) of measurement, relevant inputs and the underlying assumptions. The Group considers constraints as well when determining the amount which should be included in the transaction price.

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

Insurance agency services revenue (Continued)

Renewals of a life insurance policy (Continued)

For the year ended December 31, 2020, 2021 and 2022, the Group recognized revenues related to estimated variable renewal commissions with respect to long-term life insurance products amounting to nil, RMB258,715 and RMB245,717, respectively.

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

Contract balances

The Group’s contract balances include accounts receivable and contract asset. The balances of accounts receivable as of December 31, 2021 and 2022 are all derived from contracts with customers.

Started in 2021, the Group recognized revenues and correspondent contract assets derived from estimated renewal commissions. Accordingly, the Group presented separately, in the consolidated balance sheets as of December 31, 2021 and 2022, respectively.

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

Value-added tax and surcharges

The Group presents revenue net of tax surcharges and value-added taxes incurred. The tax surcharges amounted to RMB20,610, RMB19,235 and RMB14,681 for the years ended December 31, 2020, 2021 and 2022, respectively.

Total value-added taxes paid by the Group during the years ended December 31, 2020, 2021 and 2022 amounted to RMB179,663, RMB179,183 and RMB130,743 respectively.

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

Measured at fair value on a recurring basis

As of December 31, 2021 and 2022, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	857,682	—	857,682	—

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(r)	Fair Value of Financial Instruments (Continued)

Measured at fair value on a recurring basis (Continued)

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	331,228	—	331,228	—

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

Goodwill (Note 7) and intangible assets (Note 2(h)) with indefinite lives are measured at fair value on a nonrecurring basis, and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance of the acquired business, discount rate, etc. to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

Investments in affiliates (Note 8) are measured at fair value on a nonrecurring basis, and they are recorded at fair value only when there is other-than-temporary-impairment. The fair value of investment in an affiliate that is publicly listed is determined based on the market value of its share (Level 1) on the date such impairment is recorded.

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

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB595,428 and RMB600,901 of cash and cash equivalents and restricted cash denominated in RMB as of December 31, 2021 and 2022, respectively.

(u)	Translation into USD

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers outside of China and were calculated at the rate of US$1.00 = RMB6.8972, representing the noon buying rate in the City of New York for cable transfers of RMB on December 30, 2022, the last business day in fiscal year 2022, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

(v)	Segment Reporting

As of December 31, 2021 and 2022, the Group operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

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

The contingently issuable shares /ADS related to the 521 Plan (see Note 21(b) for details), are subject to fulfillment of the performance conditions as stipulated under the 521 Plan. Therefore, these shares are excluded from basic earnings per share until the shares are fully vested upon the achievement of performance conditions under the 521 Plan by the Participants. In December 2020, the Group cancelled the 521 Plan and no impact in 2021 and 2022.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(x)	Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to RMB37,389, RMB35,300 and RMB18,822 for the years ended December 31, 2020, 2021 and 2022, respectively.

(y)	Leases

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

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. For office space leases, the Group identifies the lease and non-lease components (e.g., common-area maintenance costs) and accounts for non-lease components separately from lease component. The Group’s office space lease contracts have only one separate lease component and have no non-components (e.g., property tax or insurance). Most of the office space lease contracts have no non-lease components. For the office space lease contracts include non-lease components, the fixed lease payment is typically itemized in the office space lease contract for separate lease component and non-lease components. Therefore, the Group does not allocate the consideration in the contract to the separate lease component and the non-lease components.

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

(aa) Government grants

Government grants primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The Group records such government subsidies as other income or reduction of expenses or cost of revenues when it has fulfilled all of its obligation related to the subsidy. The Group recognized RMB27,352, RMB17,448 and RMB10,396 in the year ended December 31, 2020, 2021 and 2022.

(ab) Recently Adopted Accounting Pronouncements

Government Assistance (Topic 832) – In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). It requires issuers to make annual disclosures about government assistance, including the nature of the transaction, the related accounting policy, the financial statement line items affected and the amounts applicable to each financial statement line item, as well as any significant terms and conditions, including commitments and contingencies. The amendments in this Update are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. The Company adopted this guidance on January 1, 2022 with no material impact on its audited consolidated financial statements.

Business Combinations (Topic 805) – In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805) — Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”), which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance should be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for fiscal years beginning after December 15, 2022, including interim periods therein. Early adoption is permitted. The Group early adopted the new standard beginning January 1, 2022 with no material impact on the consolidated financial statements.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3) Acquisitions and disposals

Acquisition of an agency intermediate company in 2022

In August of 2022, to support the Group’s new strategy on “Open Platform”, the Group acquired 100% equity interest in an agency intermediate for cash consideration of RMB31,390. The Group accounted for this acquisition as business combination.

The consideration, fair value of assets acquired and liabilities assumed, as well as goodwill resulted from the acquisition are as follows:

RMB
Consideration:
Cash	31,390
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	9,819
Short term investments	5,360
Accounts receivables	401
Other receivable and current assets	33,192
Property and equipment	11
Right of use assets	521
Total assets acquired	49,304
Accounts payables	(4,532)
Accrued expenses and other current liabilities	(13,045)
Lease liability	(465)
Total liabilities assumed	(18,042)
Net assets acquired	31,262
Goodwill	128

Goodwill arising from the acquisition of this agency intermediate was attributable to the benefit of expected synergies as of the date of acquisition and recorded in insurance agency segment. The resulted goodwill is not expected to be tax deductible for tax purposes.

The result of operation of aforementioned acquisition has been consolidated by the Group from August 2022, and the results of operations for the aforementioned acquisition is not material to the Group’s consolidated financial statements as a whole.

Pro forma financial information is not presented for the aforementioned business acquisition in the fiscal year 2022 as it is immaterial to the reported results.

Disposal of subsidiaries in 2021

In 2021, the Group disposed of two subsidiaries for a total consideration of RMB3,600 and recognized a gain of RMB2,051 in aggregate. As of December 31, 2021, RMB600 of the consideration remained outstanding as a payable which was subsequently settled in 2022.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(4) Other Receivables, net

Other receivables, net consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Advances to staff (i)	16,437	11,397
Advances to entrepreneurial agents (i)	907	81
Advances to a third party channel vendor (ii)	17,898	22,818
Rental deposits	21,864	19,535
Amount due from third parties (iii)	—	183,353
Other	4,451	4,841
Less: Allowance for current expected credit losses	(802)	(10,976)
Other receivables, net	60,755	231,049

(i)	Amounts represented advances to staffs or entrepreneurial agents of the Group for daily business operations, which are unsecured, interest-free and repayable on demand.

(ii)

Amount represented advances to Shenzhen Chetong Technology Co., Ltd. (“Chetong”) who provides platform services to the Group. The advances were unsecured, interest-free and repayable on demand. With the cease of cooperation with Chetong in 2022, the Group requested repayment of the advances. The Group estimated the net amount expected to be collected was RMB14,736 and accordingly recorded an allowance for credit losses of RMB8,082 in others, net of the consolidated statement of income and comprehensive income.

(iii)	Amount represented 1) term-loan (matures in June 2023) to Sichuan Tianyi Real Estate Development Co., Ltd. (“Sichuan Tianyi”) of RMB80,000 and corresponding interest receivable RMB3,353 as of December 31, 2022. The loan is guaranteed by the ultimate controlling owner of Sichuan Tianyi, whom is jointly liable, with interest rate 7.2% per annum. 2) term-loan (matures in June 2023) to Shenzhen Yingxin Asset Management Co., Ltd. of RMB100,000 as of December 31, 2022, with the interest rate 7.3% per annum. The interest accrued until December 31, 2022 has been paid. These loan receivables are expected to be settled within one year.

(5) Property, Plant and Equipment, net

Property, plant and equipment, net, is comprised of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Building	12,317	12,317
Office equipment, furniture and fixtures	141,313	162,573
Motor vehicles	19,694	18,641
Leasehold improvements	36,791	39,993
Total	210,115	233,524
Less: Accumulated depreciation	(163,315)	(191,945)
Construction in progress	—	56,880
	46,800	98,459

No impairment for property, plant and equipment was recorded for the years ended December 31, 2020, 2021 and 2022.

(6) Other current assets, net

Other current assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Prepayment for acquisition of short-term investments	—	390,000
Prepaid operating costs	15,206	12,594
Prepaid miscellaneous daily expenses	22,744	16,146
Other	1,997	2,790
Less: Allowance for current expected credit losses	—	(1,795)
	39,947	419,735

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(7) Goodwill, net

The gross amount of goodwill and accumulated impairment losses by reporting unit as of December 31, 2021 and 2022 are as follows:

	Agency segment	Claims Adjusting segment	Total
	RMB	RMB	RMB
Gross as of December 31, 2021	131,977	21,137	153,114
Addition in 2022	128	—	128
Accumulated impairment loss as of December 31, 2021 and 2022	(22,108)	(21,137)	(43,245)
Net as of December 31, 2021	109,869	—	109,869
Net as of December 31, 2022	109,997	—	109,997

The Group performed annual impairment analysis as of the balance sheet date. No impairment loss was recognized in goodwill for the years ended December 31, 2020, 2021 and 2022.

(8) Investments in Affiliates

As of December 31, 2021 and 2022, the Group’s investments accounted for under the equity method were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
CNFinance	329,158	—
Others	6,650	4,035
Total	335,808	4,035

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

On May 27, 2022 (the “Declare Date”), the board of directors authorized and approved the Group’s distribution of 252,995,600 ordinary shares of CNFinance to its shareholders on a pro rata basis. The distribution was completed on June 28, 2022, after which the Group’s equity stake in CNFinance decreased from approximately 18.5% to approximately 0.01%. Upon the completion of the distribution, the Company ceased to account for the remaining equity investment in CNFinance using equity method as the Company no longer has significant influence over this investee. For the year ended December 31, 2022, due to the continued decline in the share price of CNFinance, the Group recognized an other-than-temporary impairment of RMB78,277 (for the year ended December 31, 2021 RMB29,316) to reduce the carrying value of the investment to reflect the market value of the shares held by the Group up to the date of disposal.

The summarized financial information of equity method investees is illustrated as below:

As of December 31, 2021
RMB
Statements of Balance Sheet
Total assets	14,883,038
Total liabilities	10,783,449

	Year Ended December 31,
	2020	2021
Results of Operation	RMB	RMB
Income from operations	115,656	1,462
Net profit (loss)	89,820	(7,089)

Upon the completion of the disposal of CNFinance, the remaining two investees did not meet the significance test in accordance with SEC Regulation S-X, Rule 1-02(w) (i.e., the asset, investment, or income test). In accordance with SEC Regulation S-X, Rules 4-08(g), the Group did not disclose the investee’s summarized financial information for the year ended December 31, 2022.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(9) Leases

The Group’s lease for office space include only fixed rental payments with no variable lease payment terms. As of December 31, 2021 and 2022, there were no leases that have not yet commenced.

The following represents the aggregate ROU assets and related lease liabilities as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
Operating lease ROU assets	225,677	145,086
Current operating lease liability	87,012	62,304
Non-current operating lease liability	128,283	74,190
Total operating leased liabilities	215,295	136,494

The weighted average lease term and discount rate as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022
Weighted average lease term:
Operating leases	3.37	2.83
Weighted average discount rate:
Operating leases	4.41%	4.28%

The components of lease expenses for the years ended December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Operating lease expense	111,197	97,576
Short term lease expense	3,373	1,227
Total	114,570	98,803

Supplemental cash flow information related to leases for the years ended December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	99,150	90,438
Supplemental noncash information:
Right-of-use assets obtained in exchange for lease obligations net of decrease in right-of-use assets for early determinations	125,487	4,462

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(9) Leases (Continued)

Maturities of lease liabilities at December 31, 2022:

Minimum Lease Payment
RMB
Year ending December 31:
2023	66,924
2024	37,435
2025	22,498
2026	13,516
2027	3,135
Thereafter	2,162
Total remaining undiscounted lease payments	145,670
Less: Interest	9,176
Total present value of lease liabilities	136,494
Less: Current operating lease liability	62,304
Non-current operating lease liability	74,190

(10) Variable Interest Entities (“VIEs”)

VIE related to Xinbao Investment and Fanhua RONS Technologies

The Measures on the Supervision of Internet Insurance Business implemented in February 2021 requires an insurance institution conducts online insurance business through its own online platform who owns the domain name.

Fanhua RONS Insurance Sales & Services Co., Ltd., (“Fanhua RONS”), a wholly-owned subsidiary of Shenzhen Xinbao Investment Co., Ltd. (“Xinbao Investment”), used to conduct its online P&C insurance business through an online platform (www.baoxian.com) owned and operated by another subsidiary within the Group. To comply with the newly implemented rules, the Group transferred the domain name and ICP license to Fanhua RONS. As the applicant for an ICP license may be subject to foreign investment restriction, the Group commenced a restructuring to re-establish the VIE structure.

Xinbao Investment was a wholly owned subsidiary of the Group who in December 2021 became 49% owned by the Group where the remaining 51% equity interests were transferred to Mr. Shuangping Jiang at nominal value who holds the interest on behalf of the Group, because Xinbao Investment is, under the new rule, prohibited to own more than 50% of the equity interests in a value-added telecommunications service provider, i.e., Fanhau RONS.

Through the contractual arrangements entered in December 2021, with Xinbao Investment and its nominee shareholder, the Group has the power to direct the activities that most significantly impact to and entitles to receive economic benefits from Xinbao Investment, the consolidated VIE.

In preparation for the application of an ICP license for Fanhua RONs (Beijing) Technology Co., Ltd. (“Fanhua RONS Technologies”), in July 2022, Beijing Fanlian Investment Co., Ltd. (“Fanlian Investment”), a wholly owned subsidiary, transferred its entire equity interests holding in Fanhua RONS Technologies to Mr. Peng Ge, the chief financial officer of the Group, who holds the equity interests on behalf of Fanlian Investment. Concurrently, Fanlian Investment entered into contractual arrangements with Fanhua RONS Technologies and Mr. Ge which are substantially similar to those among Fanhua Group Company, Xinbao Investment and its individual nominee shareholder.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(10) Variable Interest Entities (“VIEs”) (Continued)

VIE related to Xinbao Investment and Fanhua RONS Technologies (Continued)

As a result, the Group currently conducts its insurance agency and claims adjusting business in China primarily through its wholly-owned subsidiaries Fanhua Group Company and Fanlian Investment (collectively the “relevant PRC entities”), and its subsidiaries and the VIEs for part of its online insurance business in China. The following is a summary of the contractual agreements that the Group entered into with Xinbao Investment, Fanhua RONS Technologies and their individual nominee shareholders:

Agreements that Provide the Group Effective Control over Xinbao Investment and Fanhua RONS Technologies

●	Loan Agreement

Mr. Jiang and Mr. Ge (collectively the “nominee shareholders”) entered into a loan agreement, with the Group’s wholly-owned subsidiaries. The principal loan amounts equal to the capital contributions to VIEs.

The term of the loan agreement is for ten years, which may be extended only upon written agreement of the parties. If the loan is not extended, then upon its expiration and subject to then applicable PRC laws, the loan can be repaid only with the proceeds from a transfer of the individual shareholder’s equity interests in VIEs to relevant PRC entities or another person or entity designated by them. Relevant PRC entities may accelerate the loan repayment upon certain events, including but not limited to if the individual shareholder resigns or is dismissed from employment by us or if relevant PRC entities exercise its option to purchase the shareholder’s equity interests in VIEs pursuant to the exclusive purchase option agreements described below.

●	Equity Pledge Agreement

Relevant nominee shareholders entered into an equity pledge agreement, pledging their respective equity interests in VIEs to relevant PRC entities to secure their obligations under the loan agreement. Relevant nominee shareholders also agreed not to transfer or create any encumbrances adverse to relevant PRC entities on their equity interests in VIEs. During the term of the equity pledge agreement, relevant PRC entities are entitled to all the dividends declared on the pledged equity interests. The equity pledge agreements will expire when the individual shareholders fully performs their respective obligations under the loan agreement. The equity pledge was recorded on the shareholder’ register of VIEs, and registered with the relevant local administration of industry and commerce.

●	Power of Attorney

Relevant nominee shareholders executed powers of attorney, each appointing a person designated by relevant PRC entities as his attorney-in-fact on all matters requiring shareholder approval. Further, if relevant PRC entities designate the shareholder to attend a shareholder’s meeting of VIEs, the individual shareholder agrees to vote his shares as instructed by relevant PRC entities. The term of the power of attorney is for ten years.

Agreements that Transfer Economic Benefits to the Group

●	Exclusive Purchase Option Agreement

Relevant nominee shareholders entered into an exclusive purchase option agreement to irrevocably grant relevant PRC entities an exclusive option to purchase part or all of their equity interests in VIEs, when and to the extent permitted by PRC law. The purchase price will be the minimum price permitted under applicable PRC law.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(10) Variable Interest Entities (“VIEs”) (Continued)

VIE related to Xinbao Investment and Fanhua RONS Technologies (Continued)

Agreements that Transfer Economic Benefits to the Group (Continued)

●	Technology Consulting and Service Agreement

Pursuant to technology service agreements between (i) relevant PRC entities, and (ii) VIEs, relevant PRC entities agreed to provide VIEs with training services and consulting and other services relating to IT platform and internal control compliance. In exchange, VIEs agree to pay a quarterly fee calculated primarily based on a percentage of its revenues. The agreement has a term of one year and can be renewed each year upon mutual agreement.

Because of contractual arrangements with VIEs and their nominee shareholders, the Group is the primary beneficiary of VIEs and their subsidiaries and consolidated them into consolidated financial statements.

VIEs related to the 521 Plan

On June 14, 2018, the Group announced that its board of directors approved a 521 Share Incentive Plan (the “521 plan”). The 521 Plan is designed to incentivize the Group’s employees and independent sales agents (collectively the “Participants”). The 521 Plan provides Participants an opportunity to benefit from appreciation of the Company’s ordinary shares by purchasing the Company’s ordinary shares at a stated subscription price in exchange for employee and non-employee services, if service and performance conditions are achieved. 10% of the subscription price is paid by the Participant on or around the grant date, while the remaining 90% of the subscription prices is financed through interest-bearing loans from the Group. The vesting of the awards is contingent on performance conditions being met during the requisite service periods.

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

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(10) Variable Interest Entities (“VIEs”) (Continued)

VIE related to Xinbao Investment and Fanhua RONS Technologies (Continued)

Agreements that Transfer Economic Benefits to the Group (Continued)

VIEs related to the 521 Plan (Continued)

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

As disclosed in Note 21(b), the Group entered into supplemental agreements with all remaining Participants in December 2020 to cancel the 521 Plan upon which the 521 Plan Employee Companies returned all subscribed 280,000,000 ordinary shares to the Group, and as a condition, the Group refunded all share rights deposits back to the Participants, and terminated the Participants’ obligation to repay the Group the non-recourse loan principal and interest, and all the relevant original contractual agreements including the loan agreements, entrusted share purchase agreements and letters of undertaking described above were agreed to be terminated and lapsed. As a result, the Group no longer has power to direct the significant activities of the 521 Plan Employee Companies, and no longer bears potentially significant economic exposure through its indirect interests to the 521 Plan Employee Companies, and stopped consolidating the 521 Plan Employee Companies upon the cancellation of the 521 Plan.

In December 2020, upon the cancellation of the 521 Plan, the Group refunded all share rights deposits amounted to RMB266,901 back to the Participants which was presented as cash outflows from financing activities.

Risks in relation to the VIE Arrangement (Continued)

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the consolidated VIEs of the Company is in compliance with PRC laws and regulations; (ii) the contractual arrangements with the consolidated VIEs and the individual shareholders are legal, valid and binding obligation of such party, and enforceable against such party in accordance with their respective terms; and (iii) the execution, delivery and performance of the consolidated VIEs and its shareholders do not result in any violation of the provisions of the articles of association and business licenses of the VIEs, and any violation of any current PRC laws and regulations.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(10) Variable Interest Entities (“VIEs”) (Continued)

Risks in relation to the VIE Arrangement (Continued)

Uncertainties in the PRC legal system could cause the Company’s current corporate structure to be found in violation of any existing and/or future PRC laws or regulations and could limit the Company’s ability, through the Primary Beneficiary, to enforce its rights under these contractual arrangements. Furthermore, the shareholders of the VIEs may have interests that are different from those of the Company, which could potentially increase the risk that the shareholders would seek to breach the existing terms of the aforementioned agreements.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control VIEs, which may result in deconsolidation of VIEs.

Summarized below is the information related to VIEs, including total assets, total current liabilities, total liabilities, net revenues, total operating costs and expenses, net income (loss) and cash flows after intercompany elimination are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Total assets	69,792	102,965
Total current liabilities	(40,100)	(50,457)
Total liabilities	(40,653)	(77,990)

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues	—	16,267	141,086
Operating costs and expenses	—	1,814	67,788
Net income (loss)	—	14,431	(4,136)
Net cash generated from operating activities	—	48,923	98,715
Net cash used in financing activities	(266,901)	—	—

As of December 31, 2022 there were no consolidated VIE assets that are collateral for the VIE’s obligations or are restricted solely to settle the VIEs’ obligations, other than aforementioned in the restricted cash as described in Note 2(c). In the year ended December 31, 2022, aggregate revenues derived from these VIEs contributed 5.1% of the total consolidated net revenues, based on the corporate structure as of the end of 2022. As of December 31, 2022, the VIEs accounted for an aggregate of 3.3% of the consolidated total assets. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Company in normal course of business. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(11) Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Business and other tax payables	65,228	77,502
Refundable deposits from employees and agents	21,284	19,789
Professional fees	8,998	3,586
Accrued expenses to third parties	23,719	29,861
Contributions from members of eHuzhu mutual aid program (Note 2(c))	51,144	43,140
Others	7,784	448
Total	178,157	174,326

(12) Short-term loan

Short-term loans and total outstanding balance as of December 31, 2021 and 2022 amounted to nil and RMB35,679, respectively, which is RMB-denominated borrowing made by the Company’s subsidiaries from financial institutions in mainland China. In 2022, insurance agency segment borrowed RMB35,679 one-year loan for its general working capital purposes.

As of December 31, 2021 and 2022, the weighted average interest rates for the outstanding borrowings were approximately nil and 4.50%, respectively, and the aggregate amounts of unused lines of credit for short-term loans were nil and RMB164,321, respectively.

(13) Employee Benefit Plans

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

For the years ended December 31, 2020, 2021 and 2022, the Group contributed and accrued RMB52,942, RMB118,837 and RMB131,385, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(14) Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

Subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. Under the two-tiered profits tax rates regime, the provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 8.25% for the years ended December 31, 2020, 2021 and 2022.

The Group’s subsidiaries and VIEs incorporated in the PRC are subject to the PRC Enterprise Income Tax and a unified 25% enterprise income tax rate, except for certain entities that are entitled to preferential tax treatments.

Preferential EIT rates at 15% is available for qualified enterprises located in the western China regions in an industry sector encouraged by the PRC government. Fanhua Lianxing Insurance Sales Co., Ltd., the Group’s wholly-owned subsidiary, which is the holding entity of the Group’s life insurance operations, was entitled to a preferential tax rate of 15% for the years ended December 31, 2020, 2021 and 2022, respectively. Tibet Zhuli Investment Co. Ltd. (“Tibet Zhuli”), the Group’s wholly-owned subsidiary, was entitled to a preferential tax rate of 15% for the year ended December 31, 2020. Tibet Zhuli  no longer enjoys such a preferential rate from 2021 to 2022.

Pursuant to the relevant laws and regulations in the PRC, Shenzhen Huazhong United Technology Co., Ltd. (“Shenzhen Huazhong”), a subsidiary of the Group, was regarded as a software company and thus exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Shenzhen Huazhong, year 2017 was the first profit-making year and accordingly it has made a 12.5% tax provision for its profits for the years ended December 31, 2020 and 2021, Shenzhen Huazhong no longer enjoys such a preferential rate from 2022.

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

One of the Group’s wholly-owned subsidiaries, CNinsure Holdings Limited, was determined by Hong Kong Taxation Bureau to be a Hong Kong resident enterprise since July 2018. The Hong Kong resident certificate was issued by the Hong Kong Inland Revenue Department valid till the year ending December 31, 2022. Accordingly, CNinsure Holdings Limited qualified as a Hong Kong resident and was entitled to enjoy a reduced tax rate of 5% for the dividends paid by PRC subsidiaries for the years ended December 31, 2020, 2021 and 2022 under Bulletin [2018] No. 9 (e.g. beneficial ownership, shareholding percentage and holding period).

The Group accounts for uncertain income tax positions by prescribing a minimum recognition threshold in the financial statements. The Group’s liabilities for unrecognized tax benefits were included in other tax liabilities. As of December 31, 2021 and 2022, the balance of unrecognized tax benefits is comprised of amounts mainly arising from gain on disposal of subsidiaries and certain transfer pricing arrangements.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(14) Income Taxes (Continued)

The movements of unrecognized tax benefits are as follows:

RMB
Balance as of January 1, 2020	70,350
Change in unrecognized tax benefits	—
Decrease in tax positions	(3,131)
Balance as of December 31, 2020	67,219
Change in unrecognized tax benefits	—
Increase in tax positions	5,994
Balance as of December 31, 2021	73,213
Change in unrecognized tax benefits	—
Decrease in tax positions	(36,566)
Balance as of December 31, 2022	36,647

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. During the current year, the Group reversed transfer pricing related uncertain tax position amounting to RMB36,566 when its statute of limitation expired in 2022.

Income tax expenses are comprised of the following:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current tax expense	67,609	66,665	13,169
Deferred tax expense	15,778	23,909	27,847
Income tax expense	83,387	90,574	41,016

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(14) Income Taxes (Continued)

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Operating loss carryforward	53,179	96,173
Intangible assets, net	3,675	2,856
Less: valuation allowances	(38,126)	(78,627)
Total	18,728	20,402
Deferred tax liabilities:
Fair value adjustments in relation to short-term investments	14,734	13,954
Estimated profit arising from future renewal commissions	29,752	59,271
PRC dividend withholding taxes	29,230	29,230
Total	73,716	102,455

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided RMB38,126 and RMB78,627 valuation allowance for the years ended December 31, 2021 and 2022, respectively.

The Group had total operating loss carry-forwards of RMB213,184 and RMB385,155 as of December 31, 2021 and 2022, respectively. As of December 31, 2022, all of the operating loss carry-forwards will expire in the years from 2023 to 2027. During the years ended December 31, 2020, 2021 and 2022, RMB5,321, RMB8,314 and RMB18,349, respectively, of tax loss carried forward has been expired and canceled.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(14) Income Taxes (Continued)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Income from continuing operations before income taxes, share of income of affiliates, net	362,302	371,088	196,335
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	90,576	92,772	49,084
Expenses not deductible for tax purposes:
—Entertainment	2,428	2,950	2,099
—Other	202	81	479
Effect of tax holidays on concessionary rates granted to PRC entities	(18,114)	(13,523)	(12,671)
Effect of different tax rates of subsidiaries operating in other jurisdictions	2,732	2,070	2,342
Change in valuation allowance	(3,355)	2,999	40,501
Deferred income tax for dividend distribution	18,483	10,349	—
Effect of non-taxable income*	(13,648)	(13,777)	(4,620)
Unrecognized tax benefits arising from certain transfer pricing arrangements	—	5,994	(36,566)
Other	4,083	659	368
Income tax expense	83,387	90,574	41,016

*	The effect of non-taxable income represents an income tax exemption according to the Notice (Cai Shui [2002] No. 128) promulgated by the State Administration of Taxation and Ministry of Finance in China on dividend income derived from a purchased open-end securities investment fund product that the Group recorded as short term investment.

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately RMB18,114, RMB13,523 and RMB12,671 for the years ended December 31, 2020, 2021 and 2022, respectively. Without such exemption, the Group’s basic net profit per share for the years ended December 31, 2020, 2021 and 2022 would have been decreased by RMB0.02, RMB0.01and RMB0.01, and diluted net profit per share for the years ended December 31, 2020, 2021 and 2022 would have been decreased by RMB0.02, RMB0.01and RMB0.01, respectively.

If the entities were to be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%, whereas in the case of dividends paid by PRC subsidiaries which are 25% or more directly owned by tax residents in the Hong Kong Special Administrative Region, the withholding tax would be 5%. The Group’s subsidiary, CNinsure Holdings Limited qualified as Hong Kong resident and was entitled to enjoy a 5% reduced tax rate under Bulletin [2018] No. 9 for the years ended December 31, 2020 and 2021, respectively.

Aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution to the Group of approximately RMB1,283,166 and RMB1,399,701 as of December 31, 2021 and 2022 respectively, are considered to be indefinitely reinvested. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred tax liability in respect of those undistributed earnings of approximately RMB64,158 and RMB69,985, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(14) Income Taxes (Continued)

During the years ended December 31, 2020，2021 and 2022, the Group provided RMB18,483, RMB10,349 and nil, respectively, deferred income tax for the declared dividend distribution based on a 5% withholding tax rate.

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

(15) Capital Structure

During 2022, the Company repurchased an aggregate of 72,465 ADSs from the open market, representing 0.1% of the total shares outstanding as of December 31, 2022, at an average price of US$7.85 per ADS for a total amount of approximately RMB3,984, under its share buyback program to repurchase up to US$20 million ADSs, as previously announced by its board of directors in December 2022. The Group accounts for repurchased ordinary shares under the par value method and includes such treasury stock as a component of the shareholders’ equity.

(16) Net Income per Share

The computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Basic:
Net income	276,177	259,941	85,723
Less: Net income (loss) attributable to the noncontrolling interests	7,923	8,952	(14,549)
Net income attributable to the Company’s shareholders	268,254	250,989	100,272
Weighted average number of ordinary shares outstanding	1,073,891,784	1,073,891,784	1,074,196,310
Basic net income per ordinary share	0.25	0.23	0.09
Basic net income per ADS	5.00	4.67	1.87

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(16) Net Income per Share (Continued)

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Diluted:
Net income	276,177	259,941	85,723
Less: Net income (loss) attributable to the noncontrolling interests	7,923	8,952	(14,549)
Net income attributable to the Company’s shareholders	268,254	250,989	100,272
Weighted average number of ordinary shares outstanding	1,073,891,784	1,073,891,784	1,074,196,310
Weighted average number of dilutive potential ordinary shares from share options	399,576	399,410	261,511
Total	1,074,291,360	1,074,291,194	1,074,457,821
Diluted net income per ordinary share	0.25	0.23	0.09
Diluted net income per ADS	4.99	4.67	1.87

(17) Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2021 and 2022. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. The accumulated amounts contributed to the statutory reserves were RMB557,221 and RMB559,520 as of December 31, 2021 and 2022, respectively.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of restricted net assets include paid in capital and statutory surplus reserve of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB1,458,915 and RMB1,461,214 as of December 31, 2021 and 2022, respectively, which were not eligible to be distributed.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(18) Related-party Balances and Transactions

The principal related-party balances as of December 31, 2021 and 2022, and transactions for the years ended December 31, 2020, 2021 and 2022 are as follows:

(i)	On December 28, 2020, the Group entered into a framework strategic partnership agreement, or, the “Agreement”, with Puyi Enterprise Management Consulting Co., Ltd (“Puyi Consulting”), which was controlled by Puyi, the Group’s affiliate. Pursuant to the Agreement, both parties, on the basis of full compliance with relevant regulatory and legal requirements will share customer and channel resources and explore collaboration opportunities on the provision of value-added asset management services to Chinese households, by leveraging both parties’ respective strength in insurance and financial services. For the year ended December 31, 2021, the Group incurred RMB5,386 commission cost to Puyi Consulting and the balance of accounts payable as of December 31, 2021 was RMB2,894. For the year ended December 31, 2022, the Group incurred RMB13,548 commission cost to Puyi Consulting and the balance of account payable as of December 31, 2022 was RMB4,987. In order to diversify the Group’s services and product offerings, the Group provided referral services of publicly-raised and privately-raised fund products provided by Puyi’s clients, the Group referred Puyi’s financial advisors to their clients and Puyi’s financial advisors will be responsible for providing product information and handling purchasing procedures. For the year ended December 31, 2022, the Group incurred RMB1,166 referral service fee from Puyi and the balance of account receivable as of December 31, 2022 was RMB1.

(ii)	On March 7, 2022, the Group entered into an agreement with Puyi Consulting. Pursuant to this agreement, Puyi Consulting provided training services and customer salon support services to the Group. For the year ended December 31, 2022, the Group incurred RMB7,017 services expense to Puyi Consulting and the balance of other payable as of December 31, 2022 was RMB4,177.

(19) Commitments and Contingencies

(i)	See Note 9 for the Group’s commitments for future minimum lease payments under operating leases.

(ii)	As of December 31, 2022, there was no pending legal proceeding to which the Group is a party that will have a material effect on the Group’s business, results of operations or cash flows.

(20) Concentrations of Credit Risk

Concentration risks

Customers accounting for 10% or more of total net revenues excluding estimated renewal commissions are as follows:

	Year ended December 31,
	2020	% of sales	2021	% of sales	2022	% of sales
	RMB		RMB		RMB
Sinatay Life Insurance Co., Ltd. (“Sinatay”)	504,489	15.4%	451,840	15.0%	497,143	19.6%
Aeon Life Insurance Co., Ltd. (“Aeon”).	560,341	17.1%	437,132	14.5%	*	*
Huaxia Life Insurance Company Limited (“Huaxia”)	606,581	18.6%	323,800	10.7%	*	*
Evergrande Life Insurance Co., Ltd. (“Evergrande”)	339,567	10.4%	*	*	*	*
Subtotal	2,010,978	61.5%	1,212,772	40.2%	497,143	19.6%

*	represented less than 10% of total net revenues for the year.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(20) Concentrations of Credit Risk (Continued)

Concentration risks (Continued)

Customers which accounted for 10% or more of gross accounts receivable excluding estimated renewal commissions are as follows:

	As of December 31,
	2021	%	2022	%
	RMB		RMB
Sinatay	186,289	31.1%	124,847	23.4%
Greatwall Life Insurance Co., Ltd	*	*	85,616	16.0%
Subtotal	186,289	31.1%	210,463	39.4%

*	represented less than 10% of accounts receivable as of the year end.

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents and short-term investments with financial institutions with low credit risk.

(21) Share-based Compensation

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

For the years ended December 31, 2021 and 2022, share-based compensation expenses of nil were recognized in connection with the 2012 Options G, respectively.

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(21) Share-based Compensation (Continued)

(a) 2012 Option G (Continued)

For the year ended December 31, 2022, changes in the status of total outstanding options, were as follows:

	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price in RMB	Aggregate Intrinsic Value RMB
Outstanding as of January 1, 2022	400,000	0.25	0.01	924
Exercised	(400,000)	—	—	—
Forfeited	—	—	—	—
Outstanding as of December 31, 2022	—	—	—	—
Exercisable as of December 31, 2022	—	—	—	—

As of December 31, 2022, all of the above options were fully vested and exercised.

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

For the year ended December 31, 2019, the Group recognized RMB393 share-based compensation expense related to the 521 plan, while for the year ended December 31, 2020, the Group reversed RMB393 as the stock options related to the 521 Plan were estimated to be improbable to vest. As of December 31, 2021 and 2022, there was no unrecognized share-based compensation expense related to the 521 Plan.

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(21) Share-based Compensation (Continued)

(c) 2022 Options

On August 12, 2022, the Company granted share options (“2022 Options”) to its independent directors to purchase up to 4,000,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options vest over a four-year service period starting from the date of grant, with 30% (“Option D1”), 30% (“Option D2”), 20% (“Option D3”) and the remaining 20% (“Option D4”) of the options being vested on August 31 of each of the years starting from 2023 to 2026, respectively, subject to the continuous service of the option grantees. The 2022 Options expire no later than August 1, 2032, subject to earlier termination upon an optionee’s cessation of service. The 2022 Options had an exercise price of US$0.2305 (RMB1.59) and an intrinsic value of US$0.0020 (RMB0.01) per ordinary share on the date of grant.

The Group used the Black-Scholes option pricing model in determining the fair value of the options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, dividend rate and risk-free interest rate. The assumptions used in determining the fair value of the 2022 Options on the grant date were as follows:

Assumptions	August 12, 2022
Expected dividend yield (Note i)	3.69%
Risk-free interest rates (Note ii)	2.92% ~ 2.96%
Expected volatility (Note iii)	119.9% ~ 131.9%
Expected life in years (Note iv)	5.54 ~ 7.04
Fair value of options on grant date	US$0.1590 ~ US$0.1646

(i)	Expected dividend yield:

The expected dividend yield was estimated by the Group based on its historical and future dividend policy.

(ii)	Risk-free interest rate:

Risk-free interest rate was estimated based on the US Government Bond yield and pro-rated according to the tenor of the options as of the valuation date.

(iii)	Expected volatility:

The volatility of the underlying ordinary shares was estimated based on the annualized standard deviation of the continuously compounded rate of return on the daily average adjusted share price of the Group as of the Valuation Date.

(iv)	Expected life:

The expected life was estimated based on the midpoint between the end of the vesting period and the contractual term of the award of the 2022 Options.

As of December 31, 2022, the Group had reserved 161,143,768 ordinary shares available to be granted as options under the 2022 Options. No actual forfeitures occurred for the independent directors for the year ended December 31, 2022.

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(21) Share-based Compensation (Continued)

(c) 2022 Options (Continued)

A summary of share options outstanding as of December 31, 2022, and activity during the year then ended, is presented below:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value USD
Outstanding as of January 1, 2022	-	-	-
Granted	4,000,000	0.2305	6.19
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of December 31, 2022	4,000,000	0.2305	6.19	558

For the year ended December 31, 2022, share-based compensation expenses of RMB461 were recognized in connection with the 2022 Options. As of December 31, 2022, unrecognized share-based compensation expense related to unvested share options granted to the independent directors totaled US$572 (RMB3,942), which is expected to be recognized over a weighted-average period of 3.6 years. The aggregate intrinsic value of the share options as of December 31, 2022 was US$558 (RMB3,849).

(22) Segment Reporting

As of December 31, 2021 and 2022, the Group operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for distributing life and P&C insurance products on behalf of insurance companies, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(22) Segment Reporting (Continued)

The following table shows the Group’s operations by business segment for the years ended December 31, 2020, 2021 and 2022. Other represents revenue and expenses that are not allocated to reportable segments and corporate related items.

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net revenues
Agency	2,834,997	2,811,936	2,376,851	344,611
Claims Adjusting	433,148	459,178	404,763	58,685
Total net revenues	3,268,145	3,271,114	2,781,614	403,296
Operating costs and expenses
Agency	(2,481,219)	(2,418,444)	(2,068,194)	(299,860)
Claims Adjusting	(416,241)	(442,349)	(416,619)	(60,405)
Other	(68,499)	(108,416)	(128,126)	(18,576)
Total operating costs and expenses	(2,965,959)	(2,969,209)	(2,612,939)	(378,841)
Income (loss) from operations
Agency	353,778	393,492	308,657	44,751
Claims Adjusting	16,907	16,829	(11,856)	(1,720)
Other	(68,499)	(108,416)	(128,126)	(18,576)
Income from operations	302,186	301,905	168,675	24,455

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Segment assets
Agency	1,259,973	1,513,449	219,429
Claims Adjusting	302,592	252,130	36,555
Other	1,679,553	1,323,937	191,954
Total assets	3,242,118	3,089,516	447,938

Substantially all of the Group’s revenues for the three years ended December 31, 2020, 2021 and 2022 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(23) Subsequent events

Acquisitions of quality insurance intermediaries companies

On January 3, 2023, the Group entered into definitive agreements with the existing shareholders of Zhongrong Smart Finance Information Technology Co., Ltd. (“Zhongrong”), to acquire 57.73% of the equity interests of Zhongrong. As of March 31, 2023, the Group has acquired 53.44% of the equity interests of Zhongrong with a capital contribution of RMB122.7 million to Zhongrong. Zhongrong is currently in the process of repurchasing its shares from certain of its existing shareholders which will result in its shareholding in Zhongrong ultimately increasing to 57.73%. In connection with the acquisition, 61,853,580 ordinary shares of the Company have been issued to the existing shareholders of Zhongrong as of March 31, 2023. The consideration, adjustable based on the achievement of certain performance targets in the next three years by Zhongrong, is subject to a lock-up period of three years and will be released from lock-up in two batches after 2025.

On February 6, 2023, the Group entered into a definitive agreement with the existing shareholders of Jilin Zhongji Shi’An Insurance Agency Co., Ltd (“Zhongji”), to acquire 51% of the equity interests of Zhongji. In connection with the acquisition, 13,660,720 ordinary shares of the Company have been issued to the existing shareholders of Zhongji as of March 31, 2023. The consideration, adjustable based on the achievement of certain performance targets in the next three years by Zhongji, is subject to a lock-up period of three years and will be released from lock-up in two batches after 2025.

On February 8, 2023, the Group entered into an another definitive agreement with the existing shareholders of Wuhan Taiping Online Insurance Agency Co., Ltd. (“Taiping”), to acquire 51% of the equity interests of Taiping. In connection with the acquisition, 9,107,140 ordinary shares of the Company have been issued to the existing shareholders of Taiping as of March 31, 2023. The consideration, adjustable based on the achievement of certain performance targets in the next three years by Taiping, is subject to a lock-up period of three years and will be released from lock-up in two batches after 2025.

The Group is in the process of assessing the accounting treatment of the above mentioned acquisitions.

Share incentive plan

On February 6, 2023, the board of directors (the “board”) has approved the grant options to purchase an aggregate of 13,680,000 ordinary shares to certain top agents who have met the requirements for Million Dollar Round Table (the “MDRT”) Membership. Pursuant to the MDRT share incentive program, the exercise price of these options is US$0.05 per ordinary share. The options are scheduled to vest over a two-year period starting from March 31, 2024, subject to the achievement of certain key performance indicators by the option holders and their continued service with the Group. The Group is in the process of assessing the accounting treatment of the above mentioned share incentive program.

FANHUA INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

(In thousands, except for shares and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS:			Note2(u)
Current assets:
Cash and cash equivalents	14,507	38,512	5,584
Short term investments	34,705	27,619	4,004
Other receivables and amounts due from subsidiaries and affiliates	635,953	417,613	60,549
Total current assets	685,165	483,744	70,137
Non-current assets:
Investment in subsidiaries	3,328,864	2,520,667	365,463
Investment in an affiliate	6,378	4,035	585
Total assets	4,020,407	3,008,446	436,185

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables and accrued expenses and amounts due to subsidiaries	2,182,522	1,385,043	200,813
Total liabilities	2,182,522	1,385,043	200,813
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued 1,073,891,784 and 1,074,291,784 shares, of which 1,073,891,784 and 1,072,842,484 shares were outstanding as of December 31, 2021 and 2022, respectively)	8,089	8,091	1,173
Treasury Stock	—	(10)	(1)
Additional paid-in capital	—	461	67
Retained earnings	1,868,936	1,647,504	238,866
Accumulated other comprehensive loss	(39,140)	(32,643)	(4,733)
Total equity	1,837,885	1,623,403	235,372
Total liabilities and shareholders’ equity	4,020,407	3,008,446	436,185

FANHUA INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY—(Continued)

Statements of Income and Comprehensive Income

(In thousands)

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
General and administrative expenses	(4,204)	(331)	(11,318)	(1,641)
Selling expenses	281	—	—	—
Interest income	1,044	2	5	1
Others, net	—	—	17,495	2,536
Equity in earnings of subsidiaries and an affiliate	271,133	251,318	94,090	13,642
Net Income attributable to the Company’s shareholders	268,254	250,989	100,272	14,538
Other comprehensive income (loss):
Foreign currency translation adjustments	9,639	(9,116)	3,728	541
Unrealized net gains on available-for-sale investments	23,811	6,252	(1,919)	(278)
Share of other comprehensive (loss) gain of affiliates	(3,016)	(1,281)	4,688	680
Comprehensive income attributable to the Company’s shareholders	298,688	246,844	106,769	15,481

FANHUA INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY—(Continued)

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cash flow from operating activities:
Net income	268,254	250,989	100,272	14,538
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and an affiliate	(271,133)	(251,318)	(94,090)	(13,642)
Compensation expenses associated with stock options	(393)	—	461	67
Changes in operating assets and liabilities:
Other receivables	26	392	—	—
Other payables	(7,707)	(847)	696	102
Net cash (used in) from operating activities	(10,953)	(784)	7,339	1,065
Cash flows (used in) generated from investing activities
Purchase of short-term investments	(71,382)	—
Changes in investment in subsidiaries and an affiliate	26,195	43,757	907,006	131,504
Advances to subsidiaries and affiliates	660,004	157,582	(689,780)	(100,009)
Proceeds from disposal of short-term investments	73,310	—	10,095	1,464
Net cash generated from investing activities	688,127	201,339	227,321	32,959
Cash flows generated from (used in) financing activities:
Proceeds on exercise of stock options	—	—	2	—
Dividends paid	(388,499)	(242,518)	(317,730)	(46,067)
Repurchase of ordinary shares from open market	—	—	(3,984)	(578)
Repayment of subscription from the 521 Plan participants	(250,312)	—	—	—
Net cash generated used in financing activities	(638,811)	(242,518)	(321,712)	(46,645)
Net increase (decrease) in cash and cash equivalents	38,363	(41,963)	(87,052)	(12,621)
Cash and cash equivalents and restricted cash at beginning of year	32,314	66,345	14,507	2,103
Effect of exchange rate changes on cash and cash equivalents	(4,332)	(9,875)	111,057	16,102
Cash and cash equivalents and restricted cash at end of the year	66,345	14,507	38,512	5,584

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

As of December 31, 2022, RMB1,461,214 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2020, 2021 and 2022.

As of December 31, 2022, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company except for those which have been separately disclosed in the consolidated financial statements, if any.

Basis of preparation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group as of December 31, 2021 and 2022 and the years ended 2020, 2021 and 2022.