Form 20-F/A
period 2022-12-31
FANHUA INC.
filed 2023-05-22
CIK 1413855

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes ☐ No ☐

- i -

EXPLANATORY NOTE

Fanhua Inc. (the “Company”) is filing this Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Amendment No. 1”), which was originally filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2023 (the “Original Filing”). The purpose of this Amendment No. 1 is solely to correct a typographical error in the date of the “Report of Independent Registered Public Accounting Firm” for the fiscal year ended December 31, 2020 (the “2020 Audit Report”) issued by our predecessor auditor Deloitte Touche Tohmatsu on Page F-4 of the Original Filing from April 25, 2023 to April 28, 2021, the actual issuance date of the 2020 Audit Report.

In order to comply with certain requirements of the SEC’s rules in connection with this filing, this Amendment No. 1 includes Item 18. Financial Statements. Consistent with the rules of the SEC, the certifications of the Company’s principal executive officer and principal financial officer as of the date of this Amendment No. 1 are attached as exhibits to this Amendment No. 1.

Except as described above, no other changes have been made to the Original Filing. This Amendment No. 1 speaks as of the filing date of the Original Filing. Other than as stated otherwise, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filing, or reflect any events that have occurred since the date thereof. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and any documents filed with or furnished to the SEC by the Company subsequent to April 25, 2023.

PART III

Item 18. Financial Statements

The consolidated financial statements of Fanhua Inc. and its subsidiaries and VIEs are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333-146605), as adopted by special resolution dated December 6, 2016, initially filed with the Commission on October 10, 2007)
1.2	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 18, 2008 (incorporated by reference to Exhibit 99.2 of our report on Form 6-K furnished to the Commission on December 22, 2008)
1.3	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 6, 2016 (incorporated by reference to Exhibit 1.3 of our annual report on Form 20-F initially filed with the Commission on April 19, 2017)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts, as amended and restated (incorporated by reference to Exhibit 99.(a) of our F-6 registration statement (File No. 333-146765), filed with the Commission on November 28, 2017
2.4	Description of Securities (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F (File No. 001-33768), filed with the Securities and Exchange Commission on April 29, 2022)
4.1	2007 Share Incentive Plan (as amended and restated effective December 18, 2008) (incorporated by reference to Exhibit 99.3 of our report on Form 6-K furnished to the Commission on December 22, 2008)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.3	Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F filed with the Commission on May 15, 2009)
4.5†	English translation of Loan Agreement dated December 6, 2021 between Fanhua Insurance Sales and Service Group Company Limited and Shuangping Jiang (incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F filed with the Commission on April 29, 2022)
4.6†	English translation of Equity Pledge Contract dated December 6, 2021 among Fanhua Insurance Sales and Service Group Company Limited, Shuangping Jiang and Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F filed with the Commission on April 29, 2022)
4.7†	English translation of Exclusive Purchase Option Contract dated December 6, 2021 among Fanhua Insurance Sales and Service Group Company Limited, Shuangping Jiang and Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F filed with the Commission on April 29, 2022)

Exhibit Number	Description of Document
4.8†	English translation of Power of Attorney dated December 6, 2021 of Shuangping Jiang (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F filed with the Commission on April 29, 2022)
4.9†	English translation of Technology Consulting and Service Agreement dated March 1, 2022 between Fanhua Insurance Sales and Service Group Company Limited and Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F filed with the Commission on April 29, 2022)
4.10***	2022 Share Incentive Plan
4.11***†	English translation of Loan Agreement dated July 1, 2022 between Beijing Fanlian Investment Co., Ltd. and Peng Ge
4.12***†	English translation of Equity Pledge Contract dated July 1, 2022 among Beijing Fanlian Investment Co., Ltd., Peng Ge and Fanhua RONS (Beijing) Technologies Co., Ltd.
4.13***†	English translation of Exclusive Purchase Option Contract dated July 1, 2022 among Beijing Fanlian Investment Co., Ltd., Peng Ge and Fanhua RONS (Beijing) Technologies Co., Ltd.
4.14***†	English translation of Power of Attorney dated July 1, 2022 of Peng Ge
4.15***	English translation of Form of Consulting and Service Agreement among Fanlian Investment Co., Ltd. and Fanhua RONS Technologies Co., Ltd. and each of its subsidiaries
8.1***	Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1***	Consent of Maples and Calder (Hong Kong) LLP
15.2***	Consent of Hai Run Law Firm
15.3***	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.4***	Consent of Deloitte Touche Tohmatsu
15.5	Letter from Deloitte Touche Tohmatsu to the Securities and Exchange Commission, dated April 29, 2022 (incorporated by reference to Exhibit 15.5 of our annual report on Form 20-F filed with the Commission on April 29, 2022)
15.6***	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act
101***	Financial information from Registrant for the year ended December 31, 2022 formatted in Inline eXtensible Business Reporting Language (iXBRL):
(i) Consolidated Balance Sheets as of December 31, 2021 and 2022;
(ii) Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2020, 2021 and 2022;
(iii) Consolidated Statements of Shareholder’s Equity for the Years Ended December 31, 2020, 2021 and 2022;
(iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2020, 2021 and 2022;
(v) Notes to Consolidated Financial Statements; and Schedule 1 — Condensed Financial Information of Fanhua Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Amendment No. 1.
**	Furnished with this Amendment No. 1.
†	Portions of this exhibit have been omitted in accordance with Instruction 4 to Item 19 of Form 20-F.
***	Previously filed with the Original Filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FANHUA INC.

	By:	/s/ Yinan Hu
		Name:	Yinan Hu
		Title:	Chief Executive Officer

Date: May 22, 2023

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

April 28, 2021

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