Form 20-F
period 2023-12-31
FANHUA INC.
filed 2024-04-29
CIK 1413855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

E-mail: gepeng@fanhgroup.com

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

1,134,236,184 ordinary shares, par value US$0.001 per share as of December 31, 2023

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

Yes ☐ No ☐

- i -

INTRODUCTION

In this annual report, unless the context otherwise requires:

●	“ADSs” refer to our American depositary shares, each of which represents 20 ordinary shares;

●	“China” or “PRC” refers to the People’s Republic of China, including the special administrative regions of Hong Kon and Macau (“Hong Kong ASR” and “Macao SAR”), and only when this annual report refers to specific laws and regulations adopted by the PRC, reference to “China” or the “PRC” excludes Taiwan, Hong Kong SAR and Macau SAR). Unless the context otherwise indicates, the legal and operational risks associated with operating in China discussed in this annual report also apply to any operations we may now or in the future carry out in Hong Kong SAR or Macau;

●	“consolidated VIEs” refer to Shenzhen Xinbao Investment Management Co., Ltd. (“Xinbao Investment”), Fanhua RONS (Beijing) Technologies Co., Ltd. (“Fanhua RONS Technologies”) and their subsidiaries;

●	“customer” refers to policyholder or our insurance company partner which we define as customer under ASC 606; and

●	“HK$” and “HK dollars” refer to the legal currency of Hong Kong SAR;

●	“Parent” refers to Fanhua Inc., a Cayman Islands holding company;

●	“provinces” of China refer to the 23 provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing), the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi), excluding, solely for the purpose of this annual report, Taiwan, Hong Kong SAR and Macau SAR;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.001 per share;

●	“US$” or “U.S. dollars” refers to the legal currency of the United States; and

●	“we,” “us,” “our company,” “the Company”, “our” or “Fanhua” refers to Fanhua Inc., formerly known as CNinsure Inc. and its subsidiaries and, in the context of describing its operations and consolidated financial information, its variable interest entities which are its consolidated affiliated entities, if applicable. As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between the VIEs, the VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our directly and indirectly owned subsidiaries, and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts.

- ii -

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

- iii -

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties, and other factors, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about our goals and growth strategies, our future business development, financial condition and results of operations, our expectations regarding demand for and market acceptance of our products and services, and assumptions underlying or related to any of the foregoing.

Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not place undue reliance on these forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

- iv -

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

In the opinion of the Company’s PRC legal counsel, (i) the ownership structure relating to the consolidated VIEs of the Company is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the consolidated VIEs and the individual shareholders are legal, valid and binding obligation of such party, and enforceable against such party in accordance with their respective terms; and (iii) the execution, delivery and performance of the consolidated VIEs and its shareholders do not result in any violation of the provisions of the articles of association and business licenses of the consolidated VIEs, and any violation of any current PRC laws and regulations.

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

The following diagram illustrates the corporate structure of us and the consolidated VIEs, including the names, places of incorporation and the proportion of ownership interests in our and the consolidated VIEs’ significant subsidiaries and their respective subsidiaries as of March 31, 2024:

The diagram above omits the names of subsidiaries that are immaterial individually and in the aggregate. For a complete list of our subsidiaries as of March 31, 2024, see Exhibit 8.1 to this annual report.

Permissions and Licenses for Our Operations in PRC

We conduct our business primarily through our subsidiaries, the VIEs, and their subsidiaries in China. As of the date of this annual report, our subsidiaries, the VIEs, and their subsidiaries in China have obtained the requisite licenses and permits from the PRC government authorities that are material for our operations in China, including, among others, the business license, insurance distribution licenses, insurance broker licenses and insurance claims adjusting licenses. The business license is a permit issued by China’s State Administration for Market Regulation that allows a company to conduct specific business within the government’s geographical jurisdiction. Insurance distribution licenses, insurance broker licenses and insurance claims adjusting licenses are issued by the National Financial Regulatory Administration or NFRA or by Hong Kong SAR Insurance Authority, allowing enterprises to engage in insurance agency, brokerage or claims adjusting services, respectively. Theses licenses are the only permissions and approvals that our PRC subsidiaries are required to obtain to conduct our business in China. However, there can be no assurance that we will be able to obtain, renew and/or convert all of the approvals, licenses, and permits required for our existing business operations upon their expiration in a timely manner or duly complete necessary registration or filings with the relevant governmental authorities for any of our new business.

The following chart sets forth a summary of the licenses and permissions obtained by the principal PRC subsidiaries and VIEs as of the date of this annual report:

S.N.	License/Permit	Subsidiary/VIE	Government Agency	Date of Grant	Date of Expiration
1	National Insurance Distribution License	Fanhua Insurance Sales Service Group Co., Ltd.	China Banking and Insurance Regulatory Commission (“CBIRC”) Guangdong Branch	July 15, 2022	Long-term Validity
2	National Insurance Distribution License	Fanhua Lianxing Insurance Sales Co., Ltd.	CBIRC Sichuan Branch	May 16, 2022	Long-term Validity
3	National Insurance Distribution License	Fanhua RONS Insurance Sales & Services Co., Ltd.	CBIRC Shenzhen Branch	September 10, 2021	Long-term Validity
4	Regional Insurance Distribution License	Shanghai Fanhua Guosheng Insurance Agency Co., Ltd.	CBIRC Shanghai Branch	June 12, 2023	Long-term Validity
5	Regional Insurance Distribution License	Hunan Fanhua Insurance Agency Co., Ltd.	CBIRC Hunan Branch	April 17, 2023	Long-term Validity
6	Regional Insurance Distribution License	Zhejiang Fanhua Tongchuang Insurance Agency Co., Ltd.	CBIRC Zhejiang Branch	April 24, 2022	Long-term Validity
7	Regional Insurance Distribution License	Liaoning Fanhua Gena Insurance Agency Co., Ltd.	NFRA Liaoning Branch	August 31, 2023	Long-term Validity
8	Regional Insurance Distribution License	Jiangsu Fanhua Lianchuang Insurance Agency Co., Ltd.	NFRA Jiangsu Branch	March 14, 2024	Long-term Validity
9	Regional Insurance Distribution License	Jilin Zhongji Shi’an Insurance Agency Co., Ltd.	CBIRC Jilin Branch	September 24, 2003	Long-term Validity
10	National Insurance Broker License	Kafusi Insurance Brokerage Co., Ltd.	CBIRC Guangdong Branch	December 28, 2022	August 14, 2025
11	National Insurance Broker License	Hebei Xiong’an Fanhua Insurance Brokerage Co., Ltd.	NFRA Hebei Branch	September 7, 2023	October 1, 2024
12	Insurance Claims Adjusting License	Shanghai Fanhua Teamhead Insurance Surveyors & Loss Adjustors Co., Ltd.	NFRA Shanghai Branch	N/A	Long-term Validity
13	Insurance Claims Adjusting License	Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd.	NFRA Shenzhen Branch	N/A	Long-term Validity
14	Insurance Broker License in Hong Kong SAR	Aasure Insurance Broker Limited	Hong Kong SAR Insurance Authority	November 30, 2021	November 29, 2024
15	Insurance Broker License in Hong Kong SAR	Minkfair Insurance Management Co.,Ltd.	Hong Kong SAR Insurance Authority	April 27, 2020	N/A
16	Value-added Telecommunication Business Operation Permit for ICP services	Fanhua RONS Insurance Sales & Service Co. Ltd.	Ministry of Industry and Information Technology	August 9, 2022	August 9, 2027
17	Value-added Telecommunication Business Operation Permit for ICP services	Fanhua RONS (Beijing) Technology Co., Ltd.	Ministry of Industry and Information Technology	December 8, 2022	December 8, 2027

The PRC government has issued statements and regulatory actions relating to areas such as approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. For example, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. We may be required to make filings with the CSRC for applicable securities offerings. In connect with our pending registration statement on Form F-3, as advised by our PRC legal counsel, Hai Run Law Firm, (i) although we are required to complete the filing procedure three days after the completion of the overseas offering, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the China Securities Regulatory Commission (“CSRC”), the Cyberspace Administration of China (“CAC”), or any other PRC authorities that have jurisdiction over our operations; (ii) we are not required to obtain permissions from the CSRC; (iii) we are not required to file for a cybersecurity review with the CAC; and finally (iv) we have not received or were denied such requisite permissions by any other PRC authority.

Nonetheless, applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license, and permit requirements. If we inadvertently conclude that such permissions and approvals relating to the operations of our business are not required, fail to obtain and maintain such approvals, licenses or permits required for our business, or fail to respond to changes in the applicable laws, regulations, interpretations and regulatory environment, we could be subject to liabilities, monetary penalties and even operational disruption, which may materially and adversely affect our business, operating results, and our financial condition. For more detailed information, see “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in China.”

Implication of The Holding Foreign Companies Accountable Act (the “HFCA Act”)

Our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, is located in mainland China. Our financial statements contained in this annual report on Form 20-F for the fiscal year ended December 31, 2023 have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, an independent registered public accounting firm that is headquartered in Mainland China and is on such lists.

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Trading in our securities on U.S. markets, including the Nasdaq Global Select Market, will be prohibited under the HFCA Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.

On December 16, 2021, the PCAOB issued the HFCA Act Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong SAR, or the 2021 Determinations, including our auditor. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among others, amended the HFCA Act to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HFCA Act to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market.

On May 26, 2022, we were conclusively identified by the Commission as a Commission-Identified Issuer under the Holding Foreign Company Accountable Act, or the HFCA Act. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong SAR from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. Therefore, our auditor is currently able to be fully inspected and investigated by the PCAOB. Accordingly, until such time as the PCAOB issues any new determination, our securities are not subject to a trading prohibition under the HFCA Act.

Each year, the PCAOB determines whether it can inspect and investigate completely audit firms in mainland China and Hong Kong SAR, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong SAR and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we and our investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in the audit procedures and reported financial information and the quality of our financial statements. If we fail to meet the new listing standards specified in the HFCA Act, we could face possible delisting from the Nasdaq, cessation of trading in the “over-the-counter” market, deregistration from the Commission and/or other risks, which may materially and adversely affect, or effectively terminate, our ADSs trading in the United States.

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

Technology consulting and service agreements were entered into between (i) Fanhua Group Company and (ii) Xinbao Investment and each of its subsidiaries on March 1, 2022 and consulting and service agreements were entered into between (i) Fanlian Investment and (ii) Fanhua RONS Technologies and each of its subsidiaries. No service fees have been incurred in 2023. The cash flows occurred between our subsidiaries and the consolidated VIEs included the following: (1) cash received by the VIEs from our subsidiaries as inter-company advances amounted to RMB89.8 million, RMB43.0 million, and RMB39.4 million for the years ended December 31, 2021, 2022 and 2023, respectively; and (2) net commissions received by our subsidiaries from the VIEs offset by technology services paid by our subsidiaries to the VIEs amounted to RMB16.2 million, RMB94.9 million, and RMB56.7 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Financial Information Related to the VIEs

The following tables set forth the summary consolidated balance sheets data as of December 31, 2022 and 2023 of the Parent, our wholly-owned foreign subsidiary (“WOFEs”), or Fanhua Group Company and Fanlian Investment, that are the primary beneficiaries of the VIEs under accounting principles generally accepted in the United States, or U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries and the consolidated VIEs and their subsidiaries, and the summary of the consolidated statement of income and cash flows for the years ended December 31, 2022 and 2023. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our and the consolidated VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	As of December 31, 2023
	Parent	Consolidated VIEs and their subsidiaries	WOFEs	Other Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	23,595	7,517	816	489,610	—	521,538
Restricted cash	—	24,049	—	56,417	—	80,466
Short term investments	—	—	2,593	925,677	—	928,270
Accounts receivable, net	—	18,518	—	261,415	—	279,933
Contract assets, net	—	9,271	—	1,061,658	—	1,070,929
Other receivables, net	20	1,830	69,446	40,438	—	111,734
Amounts due from internal companies	450,913	134,730	1,326,721	3,164,514	(5,076,878)	—
Investments in subsidiaries and the VIEs and VIEs’ subsidiaries	3,010,729	—	1,555,719	64,000	(4,630,448)	—
Right-of-use assets, net	—	3,330	15,377	117,349	—	136,056
Property, plant, and equipment, net	—	1,995	760	88,904	—	91,659
Other non-current assets	13,461	30,332	123,213	68,746	—	235,752
Deferred tax assets	—	3,000	—	37,735	—	40,735
Intangible assets, net	—	10,930	—	47,386	—	58,316
Other assets	—	59,101	45	436,350	—	495,496
Total assets	3,498,718	304,603	3,094,690	6,860,199	(9,707,326)	4,050,884
Liabilities
Short-term loan	—	—	—	164,300	—	164,300
Accounts payable	—	2,020	—	249,229		251,249
Accrued commissions	—	2,050	—	554,893	—	556,943
Other payables and accrued expenses	3,238	3,864	803	178,094	—	185,999
Amounts due to internal companies	1,423,072	116,547	2,110,964	1,489,340	(5,139,923)	—
Income tax payable	—	7,416	852	91,992	—	100,260
Deferred tax liabilities	—	4,118	—	145,033	—	149,151
Operating lease liability	—	3,236	17,249	107,990	—	128,475
Accrued payroll	1,146	8,173	3,094	81,892	—	94,305
Other liabilities	—	22,736	32,822	12,183	—	67,741
Insurance premium payable	—	14,817	—	126	—	14,943
Total liabilities	1,427,456	184,977	2,165,784	3,075,072	(5,139,923)	1,713,366
Total net assets	2,071,262	119,626	928,906	3,785,127	(4,567,403)	2,337,518

	As of December 31, 2022
	Parent	Consolidated VIEs and their subsidiaries	WOFEs	Other Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	38,512	38,169	112,399	378,445	—	567,525
Restricted cash	—	27,115	—	53,571	—	80,686
Short term investments	27,619	—	—	320,135	—	347,754
Accounts receivable, net	—	21,380	—	372,220	—	393,600
Contract assets, net	—	—	—	659,788	—	659,788
Other receivables, net	—	1,951	181,086	48,012	—	231,049
Amounts due from internal companies	417,613	208,630	943,158	3,056,014	(4,625,415)	—
Investment in an affiliate	4,035	—	—	—	—	4,035
Investments in subsidiaries and the VIEs and VIEs’ subsidiaries	2,520,667	—	1,178,977	64,000	(3,763,644)	—
Right-of-use assets, net	—	5,273	13,074	126,739	—	145,086
Property, plant, and equipment, net	—	2,322	1,289	94,848	—	98,459
Other non-current assets	—		—	11,400	—	11,400
Deferred tax assets	—	5,000	—	15,402	—	20,402
Other assets	—	1,755	387,545	140,432	—	529,732
Total assets	3,008,446	311,595	2,817,528	5,341,006	(8,389,059)	3,089,516
Liabilities
Short-term loan	—	—	—	35,679	—	35,679
Accounts payable	—	8,600	—	353,752	—	362,352
Accrued commissions	—	—	—	267,349	—	267,349
Other payables and accrued expenses	3,599	3,267	2,597	164,863	—	174,326
Amounts due to internal companies	1,381,444	170,839	2,102,968	972,406	(4,627,657)	—
Income tax payable	—	7,509	852	121,663	—	130,024
Deferred tax liabilities	—	—	—	102,455	—	102,455
Operating lease liability	—	4,955	14,107	117,432	—	136,494
Accrued payroll	—	10,941	4,853	80,485	—	96,279
Other tax liabilities	—	26,147	—	10,500	—	36,647
Insurance premium payable	—	16,571	—	9	—	16,580
Total liabilities	1,385,043	248,829	2,125,377	2,226,593	(4,627,657)	1,358,185
Total net assets	1,623,403	62,766	692,151	3,114,413	(3,761,402)	1,731,331

	For the year ended December 31, 2023
	Parent	Consolidated VIEs and their subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total
	(RMB in thousands)
Total net revenues	—	168,965	—	3,156,708	(127,284)	3,198,389
Third-party revenues	—	122,880	—	3,075,509	—	3,198,389
Intra-Group revenues	—	46,085	—	81,199	(127,284)	—
Total operating costs and expenses	(24,645)	(182,156)	(29,953)	(2,891,099)	125,289	(3,002,564)
Third-party operating costs and expenses	(24,645)	(100,956)	(29,953)	(2,847,010)	—	(3,002,564)
Intra-Group operating costs and expenses	—	(81,200)	—	(44,089)	125,289	—
Income (loss) from operations	(24,645)	(13,191)	(29,953)	265,609	(1,995)	195,825
Interest income, net	1,201	1,182	7,934	(4,627)	—	5,690
Investment income	10,359	—	21,105	17,642	—	49,106
Gains from fair value change of a short term investment	6,650	—	—	96,217	—	102,867
Others, net	—	409	4,355	(8,434)	—	(3,670)
Share of income from subsidiaries and the VIEs and VIEs’ subsidiaries	285,595	—	194,973	—	(480,568)	—
Share of income of affiliates, net of impairment	1,317	—	—	(2,634)	—	(1,317)
Income tax expenses	—	(1,485)	—	(57,917)	—	(59,402)
Net income	280,477	(13,085)	198,414	305,856	(482,563)	289,099

	For the year ended December 31, 2022
	Parent	Consolidated VIEs and their subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total
	(RMB in thousands)
Total net revenues	—	165,270	—	2,747,360	(131,016)	2,781,614
Third-party revenues	—	141,086	—	2,640,528	—	2,781,614
Intra-Group revenues	—	24,184	—	106,832	(131,016)	—
Total operating costs and expenses	(11,318)	(173,131)	(36,227)	(2,523,279)	131,016	(2,612,939)
Third-party operating costs and expenses	(11,062)	(67,789)	(36,126)	(2,497,962)	—	(2,612,939)
Intra-Group operating costs and expenses	(256)	(105,342)	(101)	(25,317)	131,016	—
Income (loss) from operations	(11,318)	(7,861)	(36,227)	224,081	—	168,675
Interest income	5	388	11,606	1,675	—	13,674
Investment income	—	—	6,600	11,209	—	17,809
Others, net	17,495	578	(149)	(21,747)	—	(3,823)
Share of income from subsidiaries and the VIEs and VIEs’ subsidiaries	96,432	—	156,578	—	(253,010)	—
Share of income of affiliates, net of impairment	(2,342)	—	—	(67,254)	—	(69,596)
Income tax expenses	—	2,759	(2,906)	(40,869)	—	(41,016)
Net income	100,272	(4,136)	135,502	107,095	(253,010)	85,723

Note:

(1)	The elimination mainly represents (i) the intercompany service fee related to agency services for distributing life insurance products and non-life insurance products on behalf of insurance companies provide by consolidated affiliated entities to subsidiaries and (ii) the intercompany service fee related to technology services provided by our consolidated variable interest entities to our subsidiaries.

	For the year ended December 31, 2021
	Parent	Consolidated VIE and its subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total
	(RMB in thousands)
Total net revenues	—	16,267	—	3,268,763	(13,916)	3,271,114
Third-party revenues	—	16,267	—	3,254,847	—	3,271,114
Intra-Group revenues	—	—	—	13,916	(13,916)	—
Total operating costs and expenses	(331)	(15,730)	(37,677)	(2,929,387)	13,916	(2,969,209)
Third-party operating costs and expenses	(331)	(1,814)	(37,677)	(2,929,387)	—	(2,969,209)
Intra-Group operating costs and expenses	—	(13,916)	—	—	13,916	—
Income (loss) from operations	(331)	537	(37,677)	339,376	—	301,905
Interest income	2	60	374	2,535	—	2,971
Investment income	—	—	21,767	11,131	—	32,898
Others, net	—	90	12,014	21,210	—	33,314
Share of income from subsidiaries and the VIE and VIE’s subsidiaries	254,526	—	300,599	—	(555,125)	—
Share of loss of affiliates	(3,208)	—	—	(17,365)	—	(20,573)
Income tax expenses	—	(172)	1,760	(92,162)	—	(90,574)
Net income	250,989	515	298,837	264,725	(555,125)	259,941

Note:

(1)	The elimination mainly represents the intercompany service fee related to agency services for distributing life insurance products and P&C insurance products on behalf of insurance companies provide by consolidated affiliated entities to subsidiaries.

	For the year ended December 31, 2023
	Parent	Consolidated VIEs and their subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Cash flows from operating activities:	(36,520)	(52,983)	6,620	184,670	—	101,787
Net cash (used in) provided by transactions with external parties	(36,520)	3,754	6,620	127,933	—	101,787
Net cash (used in) provided by transactions with internal companies	—	(56,737)	—	56,737	—	—
Cash flows from investing activities:	20,092	(20,095)	384,002	(177,970)	(451,849)	(245,820)
Net cash provided by (used in) transactions with external parties	30,097	(20,095)	384,002	(639,824)	—	(245,820)
Net cash provided by (used in) transactions with internal companies	(10,005)	—	—	461,854	(451,849)	—
Cash flows from financing activities:	(29,044)	39,359	(502,207)	137,731	451,849	97,688
Net cash used in transactions with external parties	(29,044)	—	—	126,732	—	97,688
Net cash provided by (used in) transactions with internal companies	—	39,359	(502,207)	10,999	451,849	—

	For the year ended December 31, 2022
	Parent	Consolidated VIEs and their subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Cash flows from operating activities:	7,339	3,822	(12,794)	139,385	—	137,752
Net cash (used in) provided by transactions with external parties	7,339	98,715	(12,794)	44,492	—	137,752
Net cash (used in) provided by transactions with internal companies	—	(94,893)	—	94,893	—	—
Cash flows from investing activities:	227,321	(16,214)	(34,333)	(1,006,158)	701,822	(127,562)
Net cash provided by (used in) transactions with external parties	917,101	(16,214)	(34,333)	(994,116)	—	(127,562)
Net cash provided by (used in) transactions with internal companies	(689,780)	—	—	(12,042)	701,822	—
Cash flows from financing activities:	(321,712)	43,032	(52,476)	1,012,607	(701,822)	(20,371)
Net cash used in transactions with external parties	(321,712)	—	—	301,341	—	(20,371)
Net cash provided by (used in) transactions with internal companies	—	43,032	(52,476)	711,266	(701,822)	—

	For the year ended December 31, 2021
	Parent	Consolidated VIE and its subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Cash flows from operating activities:	(784)	32,674	(7,013)	101,321	—	126,198
Net cash (used in) provided by transactions with external parties	(784)	48,923	(7,013)	85,072	—	126,198
Net cash (used in) provided by transactions with internal companies	—	(16,249)	—	16,249	—	—
Cash flows from investing activities:	201,339	(73,430)	(283,323)	261,650	344,163	450,399
Net cash provided by (used in) transactions with external parties	43,757	—	(283,323)	689,965	—	450,399
Net cash provided by (used in) transactions with internal companies	157,582	(73,430)	—	(428,315)	344,163	—
Cash flows from financing activities:	(242,518)	—	501,745	(175,362)	(344,163)	(260,298)
Net cash used in transactions with external parties	(242,518)	—	—	(17,780)	—	(260,298)
Net cash provided by (used in) transactions with internal companies	—	—	501,745	(157,582)	(344,163)	—

Filing Procedures Required from the PRC Authorities for Offering Securities to Foreign Investors

Under applicable laws of mainland China, we and our mainland China subsidiaries may be required to complete certain filing procedures with the China Securities Regulatory Commission, or the CSRC, in connection with future offering and listing in an overseas market, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. If we fail to complete such filing procedures for any future offshore offering or listing, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the CSRC or other mainland China regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, we are required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and acquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers, and also may be required to go through cybersecurity review under the new laws and the draft laws and regulations of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures.”

Summary of Risk Factors

Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings:

Risks Related to Our Business and Industry

●	We may not be successful in implementing our new strategic initiatives, which may have an adverse impact on our business and financial results;

●	If and when our contracts with insurance companies are suspended or changed, our business and operating results will be materially and adversely affected;

●	If we fail to attract and retain productive agents, especially entrepreneurial agents, and qualified claims adjustors, our business and operating results could be materially and adversely affected;

●	If our digitalization initiatives are not successful, our business and results of operations may be materially and adversely affected;

●	Regulations on online insurance distribution are evolving rapidly. If we are unable to adapt to regulatory changes and keep compliant, our business and results of operations may be materially and adversely affected;

●	All of our personnel engaging in insurance agency, or claims adjusting activities are required under relevant PRC regulations to register with the NFRA’s Insurance Intermediaries Regulatory Information System. If our sales personnel fail to finish practice registration, our business may be materially and adversely affected;

●	Material changes in the regulatory environment could change the competitive landscape of our industry or require us to change the way we do business. The administration, interpretation and enforcement of the laws and regulations currently applicable to us could change rapidly. If we fail to comply with applicable laws and regulations, we may be subject to civil and criminal penalties or lose the ability to conduct our business;

●	Our business could be negatively impacted if we are unable to adapt our services to regulatory changes in China;

●	We may be unsuccessful in identifying suitable acquisition candidates, completing acquisitions, integrating acquired companies or the acquired companies may not perform to our expectations, which could adversely affect our growth;

●	Competition in our industry is intense and, if we are unable to compete effectively with both existing and new market participants, we may lose customers, and our financial results may be negatively affected; and

●	Because the commission and fee we earn on the sale of insurance products is based on premiums, commission and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on our results of operations.

Risks Related to Our Corporate Structure

●	Fanhua Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Xinbao Investment and Fanhua RONS Technologies. Investors in the ADSs thus are not purchasing, and may never directly hold, all equity interests in the consolidated VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Xinbao Investment and Fanhua RONS Technologies and, consequently, significantly affect the financial condition and results of operations of Fanhua Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Xinbao Investment and Fanhua RONS Technologies or forfeit our rights under the contractual arrangements;

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

●	We and the consolidated VIEs are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and the consolidated VIEs’ business and prospects, and may result in a material change in our and the consolidated VIEs’ operations and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIEs’ ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless;

●	It is unclear whether we and the consolidated VIEs will be subject to the oversight of the Cyberspace Administration of China and how such oversight may impact us. Our and the consolidated VIEs’ business could be interrupted or we and the consolidated VIEs could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIEs’ operation and the value of your investment;

●	The PRC government’s oversight over our and the consolidated VIEs’ business operations could result in a material adverse change in our and the consolidated VIEs’ operations and the value of our ADSs;

●	Any failure by the VIEs or their respective shareholders to perform their obligations under our Contractual Arrangements with them would have an adverse effect on our business; and

●	We rely on contractual arrangements to conduct a small part of our China operations, which may not be as effective in providing operational control as direct ownership.

Risks Related to Doing Business in China

●

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and acquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers, we must file with the CSRC within three business days after the issuance, and also may be required to go through cybersecurity review under the new laws and the draft laws and regulations of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures;

●	Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIEs’ reputation, which would materially and adversely affect our and the consolidated VIEs’ financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain;

●	A downturn in the Chinese or global economy could have a material adverse effect on our business;

●	Governmental control of currency conversion may affect the value of your investment;

●	The PRC Enterprise Income Tax Law may increase the enterprise income tax rate applicable to some of our PRC subsidiaries, which could have a material adverse effect on our result of operations;

●	Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations;

●	We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business; and

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity, or otherwise adversely affect us. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors and employees and other parties under PRC law.

Risks Related to Our ADSs

●	If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong SAR, we and our investors may be deprived with the benefits of such inspections, which could cause investors and potential investors in the ADSs to lose confidence in the audit procedures and reported financial information and the quality of our financial statements;

●	Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;

●	The trade price of our ADSs may be volatile;

●	We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders; and

●	Substantial future sales or perceived potential sales of our ordinary shares, ADSs or other equity securities in the public market could cause the price of our ADSs to decline.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

For the year ended December 31, 2023, our top five insurance company partners were Sinatay Life Insurance Co., Ltd., or Sinatay, Aeon Life Insurance Co., Ltd., or Aeon, Li An Life Insurance Co., Ltd., or Li An, Huaxia Life Insurance Co., Ltd., or Huaxia,and Ping An Property & Casualty Insurance Company of China, or Ping An by net revenues. Among these top five partners, each of Sinatay and Aeon accounted for more than 10% of our total net revenues individually in 2023, with Sinatay accounting for 15.3%, Aeon accounting for 10.3%, Lian accounting for 7.5%, Huaxia accounting for 6.1%, and Ping An accounting for 6.0%, respectively.

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

As of December 31, 2023, we had 87,851 registered sales agents and 2,303 claims adjustors. Out of the registered sales agents, 45,358 were performing agents, who are defined as sales agents that have sold at least one insurance policy in 2023, and among these performing agents, 15,726 of them sold at least one regular life insurance policy in 2023. If we are unable to attract and retain the core group of highly productive sales agents, particularly entrepreneurial agents, and qualified claims adjustors, our business could be materially and adversely affected. Competition for sales personnel and claims adjustors from insurance companies and other insurance intermediaries may also force us to increase the compensation of our sales agents, and claims adjustors, which would increase operating costs and reduce our profitability.

If our digitalization initiatives are not successful, our business and results of operations may be materially and adversely affected.

We have devoted significant efforts to developing and managing our online platforms and developing digital technologies to empower our business operations. In 2012, we launched Baowang (“保网”) (www.baoxian.com), an online insurance distribution platform operated through its application, WeChat public account and mini program], which aggregates more than 300 insurance products in partnership with over 30 insurers. Its insurance products cover from accident insurance, indemnity medical insurance, travel insurance, homeowner insurance, and a limited number of internet-specific long term regular life insurance products. In August 2014, we unveiled eHuzhu (“e互助”) (www.ehuzhu.com), an online mutual aid platform that provides risk-protection programs on a mutual commitment basis among program members. In September 2017, we launched FA APP, (formerly known as “Lan Zhanggui” (‘懒掌柜’), a mobile application and WeChat mini program, which provides end-to-end sales support services to our sales agents. In 2020, we announced an initiative to empower our operation by utilizing digital technologies such as artificial intelligence and big data to gain more customer insight, match sales leads with the most suitable sales agents to maximize their productivity and help customers find the products that suit their different needs throughout different stages of their lives. We have launched several digital toolkits including Fanhua RONS Assistant Digital Operating Platform(“泛华榕数助理”), or RONS DOP to empower our agents in online customer engagement, and Fanhua RONS Guanjia (“泛华榕数管家”), a comprehensive digital customer service platform. See detailed description about our online platforms and digital toolkits in “Item 4. Information on the Company—B. Business Overview”. The success of our strategies may depend on a number of factors, many of which are beyond our control, including but not limited to:

●	the effectiveness of our marketing campaigns to build brand recognition among consumers and our ability to attract and retain customers;

●	the acceptance of third-party e-commerce platforms as an effective channel for underwriters to distribute their insurance products;

●	the acceptance of FA App, RONS DOP, Fanhua RONS Guanjia as effective tools by sales agents;

●	public concerns over security of e-commerce transactions, privacy and confidentiality of information;

●	increased competition from insurance companies which directly sell insurance products through their own websites, call centers, portal websites which provide insurance product information and links to insurance companies’ websites, and other professional insurance intermediary companies which may launch independent websites in the future;

●	increased competition from third-party insurance technology companies;

●	further improvement in our information technology system designed to facilitate smoother online transactions; and

●	further development and changes in applicable rules and regulations which may increase our operating costs and expenses, impede the execution of our business plan or change the competitive landscape.

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

Since online insurance distribution has emerged only recently in China and is evolving rapidly, the National Financial Regulatory Administration or the NFRA, which has replaced the CBIRC to become the regulatory body overseeing China’s banking and insurance markets in May 2023, may promulgate and implement new rules and regulations to govern this sector from time to time. On December 7, 2020, the NFRA’s predecessor, the CBIRC promulgated the Measures for the Supervision of the Internet Insurance Business, or the Measures, which became effective on February 1, 2021 and replaces the Interim Measures for the Regulation of Internet Insurance Business. The Measures provides clarity on the qualifications for entities to operate online insurance business in China and sets higher requirements on entities which intend to engage in online insurance business. For example, the Measures in effect requires that any insurance institution which conducts internet business through its self-operated online platform to directly own the domain name instead of through its subsidiary, both the insurance institution and its self-operated online platform shall make Internet Content Provider (“ICP”) filing and the insurance institutions engaged in online insurance business shall have IT systems that are certified as at least Safety Level III Computer Information Systems. We operate our online insurance distribution business through Baowang (www.baoxian.com), which accounted for 4.0% of our total net revenues in 2023. Shenzhen Baowang previously owned the domain name of Baowang and held a Value-added Telecommunication Business Operation Permit for ICP services, or ICP license. To remain compliant with the requirements of the Measures, in September 2020, Shenzhen Baowang transferred the domain name of www.baoxian.com to its direct parent company Fanhua RONS which holds a national insurance service operating license. Fanhua RONS has obtained an ICP license in August 2022. Baowang’s system has been certified as Safety Level III Computer Information System for three consecutive years. As advised by our PRC legal counsel , we have obtained the necessary approvals and licenses, and our operations meet the qualification requirements of the Measures.

In addition, we provide our insurance information and transaction processing services through mobile apps and mini programs such as “FA App”, “Baowang”, RONS DOP” and Fanhua RONS Guanjia. According to the Provisions on the Administration of Mobile Internet Application Information Services (the “App Provisions”) issued by the CAC on June 28, 2016, which was most recently amended on June 14, 2022, and became effective on August 1, 2022, except for providing internet news information service, any owner or operator providing other internet information services through a mobile internet application, or an “app,” must obtain the relevant qualification(s) as required by the relevant laws and regulations. The App Provisions, however, do not further clarify the scope of “information services,” nor do they specify what “relevant qualification(s)” that a mobile app owner or operator must obtain. In practice, operational activities of a company conducted through an app are subject to the supervision of the local counterparts of the Information Communications Administration, which has different polices on the operational activities conducted through websites and those through mobile apps. In many cases, companies providing information services through standalone mobile apps without any web-based online services are not required to obtain ICP licenses. However, the interpretation and enforcement of such laws and regulations are subject to substantial discretion of the local authorities. We cannot rule out the possibility that the local counterparts of the Information Communications Administration would take the view that our current information services and transaction processing services provided through mobile apps would require an ICP license or that, without such license, we would be prohibited from rendering such services.

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

All of our personnel engaging in insurance agency, or claims adjusting activities are required under relevant PRC regulations to register with the NFRA’s Insurance Intermediaries Regulatory Information System. If our sales personnel fail to finish practice registration, our business may be materially and adversely affected.

All of our personnel who engage in insurance agency and claims adjusting activities are required under relevant PRC regulations to be registered with the NFRA’s Insurance Intermediary Regulatory Information System, or the IIRIS, through the insurance company or insurance intermediary company to which he or she belongs. See “Item 4. Information on the Company—B. Business Overview—Regulation.” In addition, under the relevant PRC regulations, such as the Provisions on the Supervision and Administration of Insurance Agents issued on November 12, 2020 and Provisions on the Supervision of Insurance Claims Adjusting Firms issued by the CBIRC in February 2018, an insurance agency or claims adjusting firm that retains a personnel who has not been registered with the IIRIS through the insurance agency or claims adjusting firm to engage in insurance intermediary activities may be subject to rectification request, warning and fines up to RMB30,000 per intermediary by the NFRA. If a substantial portion of our sales force were found to have not been properly registered with the IIRIS, our business may be adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure by our sales agents or sales representatives to register with the NFRA. Such fines or administrative proceedings could adversely affect our business, financial condition and results of operations.

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

We operate in a highly regulated industry. The laws and regulations applicable to us are evolving and may change rapidly, which could change the competitive environment of our industry significantly and cause us to lose some or all of our competitive advantages. In recent years, the NFRA and its predecessor have increasingly tightened regulations and supervision of the Chinese insurance market. For example, in March 2023, the CBIRC issued a Notice to Self-check and Rectify Irregularities in Internet-based Marketing and Publicity by Insurance Institutions and Insurance Sales Personnel, requiring all insurance institutions and sales personnel to self-check and rectify irregular marketing activities on the internet starting from April 3, 2023. Insurance institutions are required to complete the rectification by June 15, 2023 and report the results to the CBIRC by June 30, 2023. Although we believe we have not had any material violations to date, we could be required to spend significant time and resources in complying with the requirement and the attention of our management team and key employees could be diverted to these efforts, which may adversely affect our business operations.

The NFRA has extensive authority to supervise and regulate the insurance industry in China. In exercising its authority, the NFRA is given wide discretion, and the administration, interpretation and enforcement of the laws and regulations applicable to us involve uncertainties that could materially and adversely affect our business and results of operations. The People’s Bank of China and other government agencies may promulgate new rules governing online financial services. In July 2015, ten government agencies including the People’s Bank of China, the Ministry of Finance and the China Insurance Regulatory Commission or the CIRC, the predecessor of the NFRA, promulgated a guidance letter on how to promote the healthy growth of internet financial services, which set forth the principles of supervision based on the rule of law, the appropriate level of regulation, proper categorization, cooperation among different government agencies and promoting innovation. Not only may the laws and regulations applicable to us change rapidly, but it may also sometimes be unclear how they apply to our business. For example, the laws and regulations applicable to our online and mobile platforms may be unclear. Our products or services may be determined or alleged to be in violation of the applicable laws and regulations. Any failure of our products or services to comply with these laws and regulations could result in substantial civil or criminal liability, adversely affect demand for our services, invalidate all or a portion of our customer contracts, require us to change or terminate some of our businesses, require us to refund a portion of our services fees, or cause us to be disqualified from serving customers, and therefore could have a material and adverse effect on our business.

Although we have not had any material violations to date, we cannot assure you that our operations will always comply with the interpretation and enforcement of the laws and regulations implemented by the NFRA. Any determination by a provincial or national government authority that our activities or those of our vendors or customers violate any of these laws could subject us to civil or criminal penalties, require us to change or terminate some of our operations or business, or disqualify us from providing services to insurance companies or other customers; and, thus have a materially adverse effect on our business.

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

 On October 12, 2021, the CBIRC, the predecessor of the NFRA, promulgated the Notice on Further Regulation of Matters Relating to the Internet Life Insurance Business of Insurance Institutions, which, among others, raised the qualification requirements for insurance companies and insurance intermediaries to engage in Internet life insurance business nationwide, limited products that could be sold on the Internet nationwide to accident, health, term life, 10-year (or longer) traditional life, and 10-year (or longer) annuities and capped the preset expense ratio to be no higher than 35% for one-year life insurance and first year preset expense ratio no higher than 60% with average expense ratio no higher than 25% for over-one-year life insurance. Incumbent companies have until the end of 2021 to comply with the new regulations. Subsequently, many insurance companies which could not meet the qualification requirements have stopped selling life insurance products online before January 1, 2022. As our online insurance business operated through Baowang is subject to this regulation, the disruption in internet life insurance product supply and the cap on expense ratio have adversely impacted and may continue to impact Baowang which contributed to 5.0% of our total net revenues in 2022.

Any future change in regulatory requirements may make our products less attractive to consumers or disrupt product supply, and our business results of operations could fluctuate significantly and be adversely affected.

On July 10, 2017, the CIRC promulgated the Interim Measures on Retrospective Management of Insurance Sales Behaviors, effective November 1, 2017 which required (1) ancillary insurance agencies to take video and audio-recording, or double-recording for the sales of all insurance products that they facilitate and (2) other insurance distribution channels to take double-recording for the sales of investment-linked insurance products and for the sale of life insurance products with a payment period of more than one year to the elderly of over 60 years old. On June 11, 2019, the Jiangsu Branch of the CBIRC published the Notice on Deepening the Implementation of the Retrospective Management of Personal Insurance Sales Behaviors or the Notice, requiring all insurance companies and insurance intermediary companies to start double-recording process for the sales of all long-term personal insurance products in Jiangsu Province starting from October 1, 2019. Similar rules have also been implemented in a few other regions, including Ningbo, Zhejiang Province, certain parts of Shandong since mid-2020 and Shanghai since early 2020. In June 2021, the CBIRC promulgated the Measures on Retrospective Management of Insurance Sales Behaviors for public consultation which requires that retrospective management must be conducted for face-to-face sales by sales agents of all life insurance products with a payment period of over one-year or less than one-year but with renewal obligation, and that insurance institutions must establish sound insurance sales retrospective management working mechanism and designated retrospective management information system. Retrospective management specially refers to the recording and preservation of the key insurance sales processes and sales behaviors by means of double recording, sales page management and operation tracking record to ensure future replay of the sales behaviors, search of important information and accountability of insurance institutions.

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

On September 29, 2023, the National Financial Regulatory Administration, or the NFRA, promulgated Measures for the Supervision of Insurance Sales Behavior, effective on March 1, 2024, which provides for a comprehensive management on the pre-sale, mid-sale and after-sale behaviors of insurance distribution of insurance companies, insurance intermediaries and insurance salespeople, with requirements focusing on, among others, (i) establishment of a tiered management mechanism for insurance sales practitioners based on their qualifications, sales abilities, integrity and ethics level; (ii) classification of life insurance products by product types, complexity, risk level and affordability ; (iii) pre-sales product suitability assessment on the policyholders; (iv) restrictions on the pre-sales promotion of insurance, including the requirement for insurance institutions to conduct pre-approval and authorization for the dissemination of insurance sales promotional information by insurance sales practitioners; (v) restriction on compulsory bundled-sales of insurance products with healthcare and elderly-care services; and (vi) retrospective management of insurance sales process which requires that retrospective management must be conducted for insurance product sales activities through methods such as audio recording, video recording, sales page management, and recording operational traces, depending on the sales method according to the specific requirements of relevant rules. Backup archiving should be conducted for the audio-visual and electronic data generated during the retrospective management process. The implementation of such requirements may significantly increase our compliance cost and failure to comply with the requirements may result in penalties and damage our reputations which may adversely affect our financial results.

On August 22, 2023, the NFRA issued the Notice of Regulating the Insurance Products Sold Through Bancassurance Channel to life insurance companies in China, which required that, among others, actual expenses such as commissions paid to bancassurance channel’ agents should be consistent with cost structure and commission ceiling reported in the filed documents. On October 9, 2023, the NFRA issued the Notice on Matters Related to the Management of Bancassurance Products, stating the discrepancy in the predetermined additional fee rate for some companies’ registered bancassurance products and the total fee of the bancassurance channels as subsequently separately reported and that it will determine the total fee for the bancassurance channels based on the principle of the lower of the two. If insurance companies exceed this lower threshold in their actual implementation, they will be subject to strict legal and regulatory actions. On January 14, 2024, the NFRA issued the Notice on Regulating the Bancassurance Channel Business of Life Insurance Companies, further regulating the bancassurance channel business of life insurance companies, and urging insurance companies to strictly comply with the registered insurance terms and insurance fee rates, and that the commissions paid by insurance companies to bancassurance channels shall not exceed the upper limit of the commission rate as filed. The strict implementation of these rules has since resulted in significant drop in commission rates in the bancassurance channel. On October 18, 2023, the NFAR issued the Notice of Strengthening Management to Promote the Stable and Healthy Development of Life Insurance Business, emphasizing the requirement of consistency in filed and actually-paid expenses. If NFRA were to issue implementation rules and strictly enforce such requirement in the independent agency and broker channel nationwide, there would be significant drop in our commission income and revenues and adversely affect our overall financial results.

On November 20, 2023, the China Insurance Industry Association issued a discussion draft Personal Insurance Agent Sales Capabilities Qualification Standard (For Life Insurance Sales), which discusses a future classification system for insurance agents in China. Key points include: (i) prospective insurance agents must undergo examinations and training before becoming licensed; (ii) insurance agent qualifications are divided into four levels: junior, intermediate, senior, and special. Each level corresponds to different categories of insurance products that agents can sell. For instance, junior agents can only sell simple products, while more complex products like dividend insurance or investment-linked insurance require intermediate or senior qualifications. Special agents may sell wealth management products; (iii) advancement to higher levels of agent qualification requires passing higher-level exams, accumulating relevant work experience, and maintaining a clean professional record without violations or misconduct for a specified period; (iv) individuals with higher education qualifications may receive exemptions from certain work experience requirements, with greater exemptions granted for higher levels of education; (v) obtaining nationally recognized professional titles in economics and finance during the promotion process may also result in exemptions from work experience requirements. If such requirement were implemented, competition for skilled agents could intensify, leading to increased recruitment costs and we may need to invest in additional training and support to help agents meet these requirements and maintain sales performance.

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

Our growth strategy includes selective acquisition. We expect a substantial portion of our future growth to come from acquisitions of high-quality assets that are complementary to our existing business or can accelerate our intelligence development and further broaden our service offerings. There is no assurance that we can successfully identify suitable acquisition candidates. Even if we identify suitable candidates, we may not be able to complete an acquisition on terms that are commercially acceptable to us. In addition, we compete with other entities to acquire high-quality independent insurance intermediaries. Many of our competitors may have substantially greater financial resources than we do and may be able to outbid us for these acquisition targets. If we are unable to complete acquisitions, our growth strategy may be impeded and our earnings or revenue growth may be negatively affected.

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

Our future success depends heavily upon the continuing services of the members of our senior management team and other key personnel, in particular, Mr. Yinan Hu, or Mr. Hu, our vice chairman of the board of directors and chief executive officer, Mr. Peng Ge, or, Mr. Ge, our chief financial officer, Mr. Ben Lin, our chief strategy officer, Mr. Lichong Liu, our chief operating officer and vice president and Mr. Jun Li, our chief digital officer and vice president. If one or more of our senior executives or other key personnel, are unable or unwilling to continue in their present positions, we may not be able to replace them easily, or at all. As such, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel in our industry is intense because of a number of factors including the limited pool of qualified candidates. We may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. As is customary in the PRC, we do not have insurance coverage for the loss of our senior management team or other key personnel.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2023 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that our internal control over financial reporting was effective as of December 31, 2023. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002, which could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, if we are not able to conclude that we have effective internal control over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

When we acquire a business, the amount of the purchase price that is allocated to goodwill is determined by the excess of the fair value of purchase price and any controlling interest over the net identifiable tangible assets acquired. As of December 31, 2023, goodwill represented RMB374.1 million (US$52.7 million), or 5.8% of our total shareholders’ equity. Our management performs impairment assessments annually and we did not recognize any impairment loss between 2016 and 2023. Under current accounting standards, if we determine that goodwill is impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges.

Prior to June 28, 2022, we accounted for our 18.5% of equity interests in CNFinance Holdings Limited (“CNFinance”) using the equity method. A provision of an impairment of RMB78.3 million (US$12.3 million) on investment in CNFinance was recognized in the first quarter of 2022, reflecting the decline in the fair value of our investment in CNFinance to an amount below its carrying value which was other-than-termporary. On June 28, 2022, we completed distribution of 252,995,600 ordinary shares of CNFinance to the Company’s shareholders in proportion to their then respective shareholdings in the Company. Following the distribution, Fanhua’s equity stake in CNFinance decreased from approximately 18.5% to approximately 0.01% and we ceased to recognize share of income of CNFinance.

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

Our business is highly dependent on the ability of our information technology systems to timely process a large number of transactions across different markets and products at a time when transaction processes have become increasingly complex and the volume of such transactions is growing rapidly. The proper functioning of our financial control, accounting, customer database, customer service and other data processing systems, together with the communication systems of our various subsidiaries, branches and our main offices in Guangzhou, is critical to our business and our ability to compete effectively. Our business activities could be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our prospects and profitability.

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

We derive a significant portion of net revenues from distributing insurance products supplied by our important insurance company partners. Among the top five of our insurance company partners, Sinatay accounted for 15.3% of our total net revenues in 2023.

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

Our business could be materially and adversely affected by the outbreak of health epidemics including COVID-19, severe weather conditions or other catastrophes. The outbreak of the COVID-19 and the measures to contain its spread has from time to time disrupted our operations and adversely affected our business financial condition and results of operations from 2020 to the first quarter of 2023. Although the direct impact of COVID-19 gradually recedes, the pandemic may have a lingering, long-term effect on business activities and consumption behavior. There is no assurance that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment in which we operate.

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

In addition, the NFRA may from time to time make inquiries and conduct examinations concerning our compliance with PRC laws and regulations. These administrative proceedings have in the past resulted in administrative sanctions, including fines, which have not been material to us. While we cannot predict the outcome of any pending or future examination, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

There can be no assurance that any definitive agreement with respect to the Strategic Framework Agreement with White Group will be executed or that this or any other transaction will be approved or consummated. Potential uncertainty involving the proposed transaction may adversely affect our business and the market price of our ordinary shares and warrants.

On February 2, 2024, we entered into a framework agreement with Singapore White Group Pte. Ltd. (“White Group”), pursuant to which White Group and its partners intend to invest up to US$500 million in us. Subsequently, we and White Group entered into a supplementary agreement, according to which, in addition to the up to US$500 million investment, both parties will explore investments in certain high-quality assets including an Asia-based telehealth solution provider and an AI Humanoid hardware manufacturer. There can be no assurance that any definitive agreement will be executed or that any proposed transaction will be approved or consummated. These uncertainties may increase the volatility of the market price of our ordinary shares and have a material adverse effect on the market price of our ordinary shares.

Our business is subject to the risks associated with international operations and we may be unsuccessful in our international expansion.

We started to expand into international markets in 2023 by establishing two joint venture companies in Hong Kong SAR including an insurance broker company and an insurance technology company, extending our strategy of building quality independent financial distribution and technology-driven open platform to markets outside of mainland China. Expanding our business overseas exposes us to a number of risks, including but not limited to:

●	difficulty in understanding local markets and culture and complying with unfamiliar laws and regulations;

●	ability to adapt to unexpected legal or regulatory changes in local markets;

●	fluctuations in currency exchange rates;

●	difficulty in identifying suitable partners and establishing and maintaining good cooperative relationships with them;

●	difficulty in recruiting and retaining qualified personnel;

●	potentially adverse tax consequences; and

●	increased costs associated with doing business in foreign jurisdictions.

Therefore, there is no assurance that we will be able to establish foothold in Hong Kong SAR or any other international markets that we intend to enter in the future and our international expansion may not yield the benefits in accordance with our expectations, which may result in loss of financial resources and cause an adverse impact on our business and financial results.

There is no assurance that we can meet obligation under bank borrowing arrangements. Failure to repay bank borrowing on time and in full could have material adverse impact on our reputation, financial stability and ability to fund operations and strategic initiatives.

We may pursue bank borrowings from time to time to fund our operations and optimize our capital structure. For example, in 2023, we obtained a term loan from a commercial bank amounting to RMB200 million, with an interest rate of 4.5% per annum, payable within one year. The borrowing and interests were repaid in full in February 2024, and a new bank loan facility of RMB1.6 million was obtained subsequently, with an interest rate of 3.5% payable within one year. Our ability to repay bank borrowing is dependent on our financial performance, including our ability to generate sufficient cash flows from operations. Factors such as declining revenues, increasing expenses, or unexpected losses could affect our ability to meet payment obligations. In addition, economic conditions and market fluctuations may impact our ability to access capital markets for refinancing or raising additional funds to repay bank borrowing. Failure to repay bank borrowing could cause reputation damage, operational disruption, and legal consequences and affect our financial stability, which could adversely affect our financial conditions and hinder our ability to fund growth opportunities and strategic initiatives.

We are exposed to risks associated with uncertainty in collectability of loan receivables

We may extend loans to our affiliates or third parties from time to time, which exposes us to the risk of non-payment or delayed payment of the loans receivables as well as impairment risk. Despite our thorough evaluation of borrowers’ creditworthiness, economic conditions, and other relevant factors, there is no assurance that all loan receivables will be collected in full and on time. The collectability of our loan receivables may depend on a number of factors, many of which are beyond our control, including but not limited to economic conditions, market conditions, regulatory risks, or operational failures of the borrowers which could adversely affect the ability of borrowers to repay their loans. The creditworthiness of borrowers may deteriorate over time due to changes in financial circumstances, industry-specific factors, or other reasons. While certain loans may be secured by collateral, the value of such collateral may decline or become insufficient to cover the outstanding loan balance in the event of default. Changes in the credit quality of loans may require us to recognize impairment charges, reducing the carrying value of loan receivables and negatively impacting our financial results. These risks, individually or collectively, could have a material adverse effect on our financial condition, results of operations, and cash flows.

Risks Related to Our Corporate Structure

Fanhua Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and a small part of its business through contractual arrangements with Xinbao Investment and Fanhua RONS Technologies. Investors in the ADSs thus are not purchasing, and may never directly hold, all equity interests in the consolidated VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for our consolidated VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Xinbao Investment and Fanhua RONS Technologies and, consequently, adversely affect the financial condition and results of operations of Fanhua Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish part of our interests in Xinbao Investment and Fanhua RONS Technologies or forfeit our rights under the contractual arrangements.

We are a company incorporated under the laws of the Cayman Islands, and Fanhua Group Company, our wholly-owned PRC subsidiary, is considered a foreign-invested enterprise. PRC laws and regulations restrict and impose conditions on foreign ownership and investment in certain internet-based businesses. Accordingly, we operate these business through the consolidated variable interest entities (“VIEs”), namely Shenzhen Xinbao Investment Management Co., Ltd. or Xinbao Investment, and Fanhua RONS (Beijing) Technologies Co., Ltd., or Fanhua RONS Technologies, and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the consolidated VIEs and their respective shareholders to control the business operations of the consolidated VIEs and their subsidiaries. See “Item 4. Information on the Company—C. Organizational Structure—Major Changes in our Corporate Structure.”

The consolidated VIEs and/or their subsidiaries hold the licenses and permits necessary to conduct our online insurance operations in China including Value-added Telecommunication Business Operation Permit for ICP services, or ICP licenses. Our contractual arrangements with the consolidated VIEs and their shareholders enable us to: (i) exercise effective control over Xinbao Investment and its subsidiaries; (ii) have an exclusive option to purchase part of the equity interests in Xinbao Investment when and to the extent permitted by PRC law; and (iii) receive all of the economic benefits from the consolidated VIEs in consideration for the services provided by our subsidiaries in China. The Contractual Arrangements allow us to be the primary beneficiary of the consolidated VIE and to consolidate the Consolidated VIE’s results of operations into our financial statements.

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

Our PRC legal counsel is of the view that there is a relatively low likelihood that we and the consolidated VIEs will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors, given that: (i) we and the consolidated VIEs have not been recognized as critical information infrastructure operators; (ii) data processed in our and the consolidated VIEs’ business do not have an impact or potential impact on national security; and (iii) the Cybersecurity Review Measures require operators of online platforms that hold personal information of more than one million users to file a cybersecurity review with the Cybersecurity Review Office when they go public abroad. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or collectively, the Filing Rules, which came into effect on March 31, 2023, pursuant to the new rules, China-based issuers that seek to offer, list their securities or refinancing in an overseas market, are required to fulfill relevant filing procedure and report relevant information to the CSRC, and other pre-procedure of relevant regulatory authorities before filing to CSRC, including but not limited to CAC. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted and whether the PRC regulatory agencies, including the CAC and the CSRC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Filing Rules. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we and the consolidated VIE will take all reasonable measures and actions to comply and minimize the adverse effect of such laws on us.

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

On November 14, 2021, the CAC published the Regulations on the Cyber Data Security (Draft for Comments until December 13, 2021), which further regulate the internet data processing activities and emphasize on the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data. Specifically, the draft regulations require data processors to, among others, (i) adopt immediate remediation measures when they discover that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (ii) follow a series of detailed requirements with respect to processing personal information, management of important data and proposed overseas transfer of data. The following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong SAR which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The draft measures also require data processors that handle important data or are seeking to be listed overseas to complete an annual data security self-assessment or entrust a data security service institution to do so, and file a data security assessment report of previous year to the local branch of applicable regulators before January 31 each year. Such annual assessment, as required by the draft regulations, would encompass areas including but not limited to the status of important data processing, data security risks identified and the rectification measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and how they were resolved, and a security assessment with respect to sharing and provision of important data overseas. As of the date hereof, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions, interpretation, implementation and the timeline for its adoption are subject to changes and uncertainties.

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

As of March 31, 2024, Mr. Peng Ge, held 100% of the equity interests in Fanhua RONS Technologies and Mr. Shuangping Jiang, held 51% of the equity interests in Xinbao Investment with the remaining 49% held by our wholly-owned PRC subsidiary Fanhua Group Company. Conflicts of interest may arise between the dual roles of Mr. Ge and Mr. Jiang as shareholders of Fanhua RONS Technologies and Xinbao Investment respectively and as officers of our company. We do not have existing arrangements to address these potential conflicts of interest and cannot assure you that when conflicts arise, Mr. Ge and Mr. Jiang will act in the best interest of our company or that conflicts will be resolved in our favor.

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

Any loans we make to any of our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), namely, Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd., or Zhonglian Enterprise, and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., or Xinlian Information, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the amount of a foreign-invested enterprise’s registered capital represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK300 million (US$38.3 million) in foreign debts as of March 31, 2024. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

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

Any capital contributions we make to our PRC subsidiaries, including directly-held and indirectly-held PRC subsidiaries, must be approved by the PRC Ministry of Commerce or its local counterparts, and registered with the SAFE or its local counterparts. Such applications and registrations could be time-consuming and their outcomes would be uncertain.

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

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB converted from foreign currencies shall be used only for purposes within the business scope as approved by the authorities in charge of foreign investment or by other government authorities and as registered with the State Administration for Market Regulation or its predecessor the State Administration for Industry and Commerce and, unless set forth in the business scope or in other regulations, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including heavy fines. As a result, Circular 142 may significantly limit our ability to provide additional funding to our PRC subsidiaries through our directly-held PRC subsidiaries in the PRC, which may adversely affect our ability to expand our business.

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

Risks Related to Doing Business in China

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and acquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers, and also may be required to go through cybersecurity review under the new laws and the draft laws and regulations of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures.

On August 8, 2006, MOFCOM, joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce, and SAFE, jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Entities by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by mainland China companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval is obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

The new rules for the filing-based administration of overseas securities offerings and listings by Chinese domestic companies released on February 17, 2023, or New Filing Rules, establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the New Filing Rules, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, issuance of convertible bonds, offshore relisting after go-private transactions and other equivalent offing activities. In addition, after a domestic company has offered and listed securities in an overseas market, it is required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. According to the New Filing Rules, the Company shall be deemed to be a domestic enterprise indirectly listed overseas. However, from March 31, 2023, enterprises that have been listed overseas shall constitute existing enterprises and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct future offshore offerings or capital raising activities or are involved in other circumstances that require filing with the CSRC.

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

As of December 31, 2023, the aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution were RMB1.7 billion (US$234.4 million). Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

On February 15, 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or the No. 7 Notice, which supersedes the Operation Rules on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule, in its entirety and immediately became effective upon circulation. No. 7 Notice covers all forms of equity compensation plans including employee stock ownership plans, employee stock option plans and other equity compensation plans permitted by relevant laws and regulations. According to the No. 7 Notice, all participants of such plans who are PRC citizens shall register with and obtain approvals from SAFE prior to their participation in the equity incentive plan of an overseas listed company. Domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are PRC citizens (including citizens of Hong Kong SAR, Macau and Taiwan) or foreign individuals who consecutively reside in the territory of PRC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues like foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues like an exercise of options, purchasing and sale of related stocks or equity, and funds transfer. As an overseas publicly listed company, we and our employees who have been granted stock options or any type of equity awards may be subject to the No. 7 Notice. If we or our employees who are subject to the No. 7 Notice fail to comply with these regulations, we may be subject to fines and legal sanctions, which will depend on how the SAFE interprets, applies and enforces Circular 7. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—SAFE Regulations on Employee Share Options.”

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

Risks Related to Our ADSs

If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong SAR, we and our investors may be deprived with the benefits of such inspections, which could cause investors and potential investors in the ADSs to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong SAR, including our auditor.

This lack of PCAOB inspections of audit work of any auditors performed in China before 2022, including that performed by Deloitte has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong SAR from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong SAR, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued the PCAOB Determinations that they were unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong SAR. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong SAR, respectively, that the PCAOB was unable to inspect or investigate completely, and our auditor, Deloitte, was on such lists.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong SAR completely, consistent with U.S. law. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong SAR. The PCAOB also vacated its previous determinations issued in December 2021. Therefore, our auditor is currently able to be fully inspected and investigated by the PCAOB. Accordingly, until such time as the PCAOB issues any new determination, our securities are not subject to a trading prohibition under the HFCA Act.

Each year, the PCAOB determines whether it can inspect and investigate completely audit firms in mainland China and Hong Kong SAR, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong SAR and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. The prospect and implications of possible regulation on this subject, in addition to the prevailing requirements of the HFCA Act, are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act as it currently provides. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Our corporate actions are substantially controlled by principal shareholders and our officers, directors and.

As of March 31, 2024, our principal shareholder Highest Performances Holdings Inc., or HPH, beneficially owned approximately 50.1% of our outstanding shares. It could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and it may not act in the best interests of other noncontrolling shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We cannot guarantee that any share repurchase plan will be fully consummated or that any share repurchase plan will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

On December 20, 2022, our board of directors announced a share repurchase program which authorized us to repurchase up to US$20 million of our American depositary shares (“ADS”) from time to time. As of March 31, 2024, we had repurchased an aggregate of 726,616 ADSs, at an average price of approximately US$7.4066 per ADS for a total amount of approximately US$5.4 million under this share repurchase program.

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

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2023, however there can be no assurance to this regard. We believe we were also a PFIC for our taxable years ended December 31, 2022, December 31, 2017 and prior years. In addition, we believe that it is likely that one or more of our subsidiaries were also PFICs for such years. A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year.

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

Because we believe we were a PFIC for the taxable year ended December 31, 2023 (and December 31, 2022, December 31, 2017 and prior years), United States Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) of our ADSs or ordinary shares generally will be subject to special and adverse tax rules with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

We began our insurance intermediary business in 1999 by distributing auto insurance products and auto loans on an ancillary basis and expanded our product offerings to other property and casualty insurance products in 2002. We commenced life insurance products distribution in 2006 and began to offer claims adjusting services in 2008. In 2010, we established an insurance brokerage business unit to expand our product offerings from retail to commercial lines. In 2017, we divested our P&C insurance agency operations and our insurance brokerage segment to strategically focus on life insurance distribution. In 2023, we initiated family office business by establishing Fanhua Puyi Family Office (Beijing) Co., Ltd, which subsequently acquired Puyi Family Office (Chengdu) Enterprises Management Consulting Co., Ltd. from our shareholder HPH. In 2023, we officially launched our overseas business expansion by establishing two joint ventures companies in Hong Kong SAR, namely Brave Moon Broker Ltd., and Avantech Solutions Limited and acquiring an insurance broker license in Hong Kong SAR. In late 2023, we resumed provision of insurance brokerage services to corporate clients.

We have also made investments in complementary business areas, such as wealth management. We currently own a 15.4% equity interest in Fanhua Puyi Fund Sales Co., Ltd. (“Puyi Fund”), a leading fund distribution company in China.

Our principal executive offices are located at 60/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China. Our telephone number at this address is +86-20-8388-6888. Our registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system. You can also find information on our website http://ir.fanhgroup.com. The information contained on our website is not a part of this annual report.

Capital Expenditure

Our capital expenditures have been used primarily to develop or enhance our technological infrastructure and enhance trainings to improve the professional capabilities of our sales force. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. Business Overview

Overview

We are a leading independent financial services provider in China with strong technology capabilities and a commitment to empowering financial advisors and fostering sustained value creation for customers. Our core focus lies in delivering family asset management solutions that span the entirety of our clients’ life stages, coupled with a unified platform catering to independent insurance/financial advisors and sales organizations.

With a strategic emphasis on long-term life insurance products, our diverse portfolio is disseminated through an extensive network of registered 81,171 insurance agents nationwide, supported by an in-house team of over 2,310 claims adjustors as of March 31, 2024.

In addition to our core offerings, we also provide an array of value-added services tailored to the needs of mass affluent and high-net-worth individuals, including trust consulting, healthcare solutions, wealth management advisory, elite education, and overseas asset diversification, among others.

Driven by a commitment to empowering financial advisors and driving sustained value for clients, we are dedicated to furnishing advisors with the requisite tools, training and resources to optimize their practice. Our proprietary digital suite encompasses end-to-end business management solutions, equipped with robust data analytics capabilities, thereby enhancing operational efficiency, productivity, and service delivery for our advisors.

We are dedicated to creating an inclusive and collaborative platform, fostering success for a myriad of users, including independent advisors and insurance sales entities. Through this open ecosystem, we extend comprehensive business solutions encompassing compliance services, IT infrastructure, digital innovations, diverse product offerings, professional training, and capital support, among others. As of December 31, 2023, our platform has connected with 854 external institutional partners, enabling expanded customer outreach in a cost-effective and efficient manner.

We also operate an online insurance platform, www.baoxian.com, to provide customers with a seamless end-to-end online shopping experience for insurance, from policy comparison and live consultation to policy issuance and claims processing. A spectrum of insurance products, including critical illness, term life, accident, medical, travel, and homeowner coverage, is readily accessible through this platform.

Given China’s aging demographic and burgeoning middle class, there exists a surging demand for elderly care and legacy planning services, presenting immense growth prospects within the life insurance sector and independent financial services sector. Armed with a strong brand presence, established insurer relationships, expansive distribution channels, and cutting-edge technology, we are poised to capitalize on industry growth and transformation. Our strategic focus remains on elevating our sales force professionalism, bolstering digital capabilities, and broadening platform accessibility and pursuing market consolidation to capitalize on market opportunities.

As of March 31, 2024, we, through Fanhua Group Company and contractual arrangements, controlled twelves insurance intermediary companies in mainland China, including two insurance agencies with national operating licenses, six regional agencies, two insurance brokerage firms and two claims adjusting firms. We also controlled majority interests in two insurance intermediary companies and one insurance technology company in Hong Kong SAR. In addition, we owned a 15.4% equity interest in Fanhua Puyi Fund Sales Co., Ltd. (“Puyi Fund”), a leading fund distribution company in China.

Digital Technologies

Our platform leverages advanced AI models to integrate a range of digital operational tools, including digitization and intelligent features. It seamlessly connects business processes and data flows, comprehensive empowering sales professionals for business growth. The major digital tools that we develop for sales professionals are as follows:

●	FA App - an all-in-one insurance sales and service platform that we develop for our sales agents, which allows them to manage their book of insurance business on their fingertips, covering all aspects of the business process from insurance product purchase, team management, agent recruitment, customer engagement, customer service to e-learning. The platform offers substantially all of our insurance products including long-term life and health insurance, accident insurance, travel insurance, and standard medical insurance products. It is available in mobile application and WeChat official account versions and accessible through Fanhua WeCom.

●	Fanhua RONS Assistant Digital Operating Platform, or RONS DOP —it is a digital marketing platform that we launched in June 2021 for our agents, aiming at empowering them in customer acquisition and relationship maintenance. Key features include AI Chatbot, Digital Avatar Creator, Intelligent Recommendation System, powered by Large Language Model, AI-generated Content Algorithm and Intelligent Algorithm, which enable customer engagement in a highly efficient manner. It also provides our sales professionals with various educational content in the form of daily news, articles, posters, videos which can be circulated to potential customers through social media, aiming at enhancing customers’ insurance awareness and deepening their understanding of insurance products. It also enables agents to gain better insights into customer needs through behavior tracking and automated tagging. In addition, it provides convenient access to Fanhua RONS livestreaming platform for resourceful online training courses. The platform is accessible through WeChat public account and Fanhua’s FA App and WeCom.

●	Fanhua RONS Guanjia –– it is a customer service platform that we launched in June 2021 to directly connect with our customers, through which they can access various insurance services including policy inquiry, policy custody, asset custody, risk assessment, and claims settlement assistance. Service representatives will also be available to customers for exclusive services on a one-on-one basis. The platform is accessible primarily through its WeChat official account and FA App.

●	Fanhua Policy Escrow System – Launched in 2022, our Policy Escrow system offers comprehensive policy management services, including meticulous risk analysis and personalized planning. Our clients and their family members can benefit from electronic storage, online easy access and various self-service features for easy policy management including coverage review, payment schedules, and renewal reminders. Integrated AI analysis generates concise reports on insurance coverage, while our certified policy consultants provide personalized, one-on-one assistance, guiding clients through policy organization, risk analysis and optimization strategies.

●	Fanhua WeCom – Launched in June 2021, other than various office supporting solutions, it enables our agents to directly interact with their existing and potential customers in highly efficient manner, with easy access to various supportive tools including knowledge bank, FAQ scripts, and a wide variety of marketing materials.

Segment Information

As of December 31, 2023, we operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for distributing life insurance products and non-life insurance products on behalf of insurance companies, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claims adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services.

Insurance Agency Segment

Our insurance agency segment accounted for 85.4% and 86.3% of our net revenues in 2022 and 2023, respectively. Revenue from this segment is derived from two broad categories of insurance products: (i) life and health insurance products, and (ii) non-life insurance products (previously categorized as property and casualty insurance products), both primarily focused on meeting the insurance needs of individuals.

Life and Health Insurance Products

Our life and health insurance business accounted for 81.1% of our net revenues in 2023. We expect the sale of life insurance products to be the major source of our revenue in the next several years. The life and health insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below:

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

The life insurance products we distributed in 2023 were primarily underwritten by Sinatay, Aeon Life Insurance Company Limited, or Aeon, Lian, Huaxia, and Aviva-Cofco Insurance Company Limited or Aviva-Cofco.

Non-Life Insurance Products

Our non-life insurance business accounted for 5.2% of our net revenues in 2023, representing insurance products we distributed through Baowang and our brokerage division. Our main non-life insurance product in terms of net revenues contribution in 2023 is individual accident insurance and indemnity medical insurance which we distribute through Baowang. We also offer lifestyle insurance such as travel insurance, homeowner insurance, and other innovative products on Baowang. In addition, we have started to offer certain long-term life and health insurance products specifically designed for internet distribution channels since 2019. Net revenues generated from such long-term insurance products were included in the net revenues of our life insurance agency segment. The major insurance products we offer or facilitate to individual customers through Baowang can be further classified into the following categories:

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

We also market and sell commercial lines of property insurance products, group life insurance products, and liability insurance products to corporate clients, through one of our brokerage firms. It also offers risk management services to enterprises in various industries and reinsurance brokerage services to insurance companies. The insurance products that our insurance brokerage firm provides can be broadly classified into the categories set forth below.

●	Commercial Property Insurance. The commercial property insurance products we distribute include basic, comprehensive and all risk policies. Basic commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and thunder and lightning. Comprehensive commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and certain natural disasters. All risk commercial property insurance policies cover all causes of damage to the insured property not specifically excluded from the policies.

●	Cargo Insurance. The cargo insurance products we distribute cover damage to or loss of goods in transit by sea, land or air.

●	Hull Insurance. The hull insurance products we distribute cover vessels against losses, liabilities and expenses caused by natural calamities, negligence of crew members and marine accidents, as well as collision liability.

●	Liability Insurance. The liability insurance products we distribute are primarily product liability, employer’s liability, public liability and professional liability insurance products. These products generally cover losses to third parties due to the misconduct or negligence of the insured party, but exclude losses due to fraud or the willful misconduct of the insured party.

●	Construction and Erection Insurance. The construction and erection insurance products we distribute cover property damages and personal injury losses caused by natural disasters and accidents in connection with construction and erection projects in China and abroad.

●	Extended Warranty Insurance. The extended warranty insurance products we distribute provide coverage for expenses associated with any repair or replacement of the sold items, such as an electrical appliance or auto vehicle, after the manufacturer’s warranty has expired.

We primarily partnered with Zhong An Online Property and Casualty Insurance Company Limited, or Zhong An, Ping An Property and Casualty Insurance Company Limited, or Ping An, Ping An Health Insurance Company Limited, China Pacific Property and Casualty Insurance Company Limited, or China Pacific, AXA Tianping Property and Casualty Insurance Company Limited for the distribution of non-life insurance products in 2023.

Claims Adjusting Segment

Total net revenues derived from our claims adjusting segment accounted for 13.7% of our total net revenues in 2023. We offer the following insurance claims adjusting services:

●	Pre-underwriting Survey. Before an insurance policy is sold, we conduct a survey of the item to be insured to assess its current value and help our clients determine the insurable value and the amount to be insured. We also help our clients assess the underwriting risk with respect to the item to be insured through surveys, appraisals and analysis.

●	Claims Adjusting. When an accident involving the insured subject matter has occurred, we conduct an onsite survey to determine the cause of the accident and assess damage. We then determine the extent of the loss to the insured subject matter and prepare and submit a report to the insurance company summarizing our preliminary findings. Upon conclusion of the case, we prepare and submit a detailed report to the insurance company setting forth details of the accident, cause of the loss, details of the loss, adjustment and determination of loss, an indemnity proposal and, where appropriate, a request for payment.

●	Disposal of Residual Value. In the course of providing claims adjusting services, we also can appraise the residual value of the insured property and offer suggestions on the disposal of such property. Upon appointment by the insurance company, we handle the actual disposal of the insured property through auction, discounted sale, lease or other means.

●	Loading and Unloading Supervision. Upon appointment by ship owners, shippers, consignees or insurance companies, we can monitor and record the loading and unloading processes of specific cargos.

●	Consulting Services. We provide consulting services to both the insured and the insurance companies on risk assessment and management, disaster and damage prevention, investigation, and loss assessment.

We primarily provided claims adjusting services to Ping An, China Pacific, Shanghai Nuanwa Technology Co., Ltd., an affiliate of Zhong An, Ping An Health Insurance Co., Ltd., China Life Property and Casualty Insurance Co. Ltd. in 2023.

Insurance + Services

In addition to insurance products and claims adjusting services, we connect with top-notch service providers to provide a range of comprehensive value-added services that cater to every stage of a customer’s life.

Elderly Care Services:

Through our wholly-owned subsidiary Fanhua Blueplus Health Management Co., Ltd, or Fanhua Blueplus, a healthcare and elderly care service aggregator, we integrate high-quality resources across the elderly care industry, catering to customers’ needs from retirement to end-of-life scenarios. Our aim is to help customers achieve happier, longer, and more dignified lives.

Healthcare Services:

Through Fanhua Blueplus, we connect with premium healthcare industry resources, covering the entire medical process and health scenarios across customers’ lifetimes. Our services include a comprehensive list from prevention to treatment, offering carefully selected products and services encompassing health management, medical treatment, medication, nursing, rehabilitation, and more, ensuring customers enjoy top-quality health management services.

Family Governance Services

Through our wholly-owned subsidiary Fanhua Puyi Family Office and its subsidiary, we started to offer family office services in late 2023 to tap into the significant business potential stemming from the growing demand for comprehensive wealth management services among affluent and high net worth families. We are dedicated to fostering the long-term growth of client family assets and ensuring the intergenerational transfer of wealth, by bringing together a team of specialists across finance, trusts, law, and taxation to offer tailored advice and comprehensive services to affluent and high net worth families. Our offerings encompass a wide array of services including trust consulting services, elite education opportunities, overseas asset allocation services.

Online Mutual Aid Platform

In line with our commitment to be socially responsible, in 2014, we launched an online mutual aid platform called eHuzhu (www.ehuzhu.com). The platform provides people with access to alternative risk-protection programs at more affordable costs, especially for the lower-income group. eHuzhu primarily offers programs that provide mutual aid for cancer and accidental death. Users join as members with a small amount of deposits which will be used to evenly contribute to the medical costs or death benefits of the claimants, in exchange for benefits contributed by the rest of the members when in need. As of March 31, 2024, eHuzhu had over 1.5million outstanding paying members, assisting 13,984 families to raise approximately RMB1.4 billion funds to get through tough times. The platform is accessible primarily through its WeChat official account.

In addition, eHuzhu organized a variety of public charity activities focusing on care for breast cancer, veterans and COVID-19 patients, book donations for children and so on. eHuzhu has also set up “Mutual Aid Villages” across the country to lower the medical burden of people in poverty-stricken areas.

In order to create more value for its members, eHuzhu has been offering value-added medical and health services on its platform since 2022, through which its members can access a variety of services including health consultation, medical treatment assistance and medicine delivery.

Recent Developments

Proposed Investment from White Group

On February 2, 2024, we entered into a framework agreement with White Group, pursuant to which White Group and its partners intend to invest up to US$500 million in the Company. On February 20, 2024, we entered into the first supplementary agreement with White Group to the framework agreement, pursuant to which White Group intends to inject assets into the Company to accelerate its artificial intelligence development and international expansion in addition to the proposed investment. Both parties also intend to explore investments in certain assets that are complementary to our business, technologies and services. As of the date of this annual report, the parties are negotiating the details of the proposed investment.

Share Exchange with HPH

On December 22, 2023, we entered into a share repurchase agreement with HPH to sell all of our 4.46% equity interests in HPH, or 4,033,600 ordinary shares of HPH, back to HPH. Concurrently, we agreed to acquire, through our wholly-owned subsidiary, 15.41% equity interests in Puyi Fund, a wholly-owned subsidiary of HPH, in exchange of the aforementioned 4,033,600 ordinary shares of HPH and an additional cash consideration of approximately RMB10.5 million. The transactions were closed on December 31, 2023.

Acquisitions and Disposals in 2023

(a) Acquisition of Zhongrong

On January 3, 2023, we entered into definitive agreements (“Share Purchase Agreement”) with the existing shareholders of Zhongrong Smart Finance Information Technology Co., Ltd. (“Zhongrong”), to acquire 57.73% of the equity interests of Zhongrong. In connection with the acquisition, 61,853,580 ordinary shares of the Company were issued to these shareholders in March 2023. The consideration, adjustable based on the achievement of certain performance targets in the next three years by Zhongrong, is subject to a lock-up period of three years and will be released from lock-up in two batches after 2025. On August 31, 2023, one former shareholder of Zhongrong (“Such Shareholder”) that previously transferred its owned 1.56% equity interests in Zhongrong in exchange for its equity interests of 0.3% in the Company, entered into a supplemental agreement with us to modify the payment terms as stated in the Share Purchase Agreement from payment in newly-issued ordinary shares of the Company to payment in cash as consideration. As a result, 3,591,780 ordinary shares previously issued to Such Shareholder were subsequently repurchased by the Company in December 2023.

(b) Acquisition and Termination of Acquisition of Wuhan Taiping

On February 8, 2023, we entered into a definitive agreement with the existing shareholder of Wuhan Taiping Online Insurance Agency Co., Ltd. (“Taiping”), to acquire 51% of the equity interests of Taiping. In connection with the acquisition, 9,107,140 ordinary shares of the Company were issued to the shareholder of Taiping in March 2023. As Taiping failed to meet certain performance targets, 9,107,140 previously issued ordinary shares were repurchased by the Company and the Company surrendered the acquired 51% equity interests of Taiping, pursuant to a supplementary agreement entered on November 30, 2023.

(c) Acquisition of Zhongji

On February 6, 2023, we entered into a definitive agreement with the existing shareholders of Jilin Zhongji Shi’An Insurance Agency Co., Ltd (“Zhongji”), to acquire 51% of the equity interests of Zhongji. In connection with the acquisition, 13,660,720 ordinary shares of the Company were issued to these shareholders in March 2023. The consideration, adjustable based on the achievement of certain performance targets in the next three years by Zhongji, is subject to a lock-up period of three years and will be released from lock-up in two batches after 2025.

(d) Acquisition of Pacific Concord Insurance Consultants Ltd.

In November 2023, as part of the Company’s overseas expansion strategy, we, through one of our non-wholly-owned subsidiary, acquired 100% of the equity interest in Pacific Concord Insurance Consultants Ltd., a licensed Hong Kong insurance broker for cash consideration of approximately RMB2.7 million from a third party. It was subsequently renamed as Aasure Insurance Broker Ltd.

(e) Acquisition of Puyi Family Office (Chengdu) Enterprises Management Consulting Co., Ltd.

In December of 2023, to continuously strengthen our efforts to develop top agents and to enhance their professional capabilities, we acquired 100% of the equity interest in Puyi Family Office (Chengdu) Enterprises Management Consulting Co., Ltd. from HPH for a nominal consideration. Puyi Family Office (Chengdu) Enterprises Management Consulting Co., Ltd. primarily engages in family office business including provision of trust consulting and guest salons services.

Seasonality

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Seasonality.”

Distribution and Service Network and Marketing

We have an offline distribution and service network that, as of March 31, 2024, consisted of one insurance sales and service group, eight insurance agencies, two insurance brokerage firms and two claims adjusting firms in mainland China and two insurance intermediary companies in Hong Kong SAR, with 81,171 registered independent sales agents, and 2,310 in-house claims adjustors. Our distribution and service network in mainland China consisted of 576 sales outlets in 23 provinces and 74 claims services outlets in 31 provinces. Through our open platform and MGA platform, we also connected with 853 institutional platform users.

The following table sets forth additional information concerning our distribution and service network as of March 31, 2024, broken down by provinces:

Province	Number of Sales and Service Outlets	Number of Sales Agents	Number of In-house Adjustors
Shandong	101	16,799	55
Hebei	77	8,666	58
Sichuan	55	2,991	86
Guangdong	53	6,597	489
Hunan	48	2,201	36
Zhejiang	39	2,907	150
Jiangsu	33	5,172	232
Anhui	33	3,231	36
Fujian	30	2,311	66
Henan	26	5,958	45
Liaoning	22	2,049	89
Jilin	21	418	28
Inner Mongolia	16	3,578	31
Guangxi	16	12,127	88
Chongqing	14	675	19
Hubei	11	758	106
Tianjin	9	997	22
Shaanxi	9	933	93
Yunnan	7	427	43
Beijing	5	931	116
Shanxi	5	730	39
Shanghai	5	18	61
Jiangxi	5	205	123
Heilongjiang	2	492	25
Hainan	2	-	15
Guizhou	1	-	51
Tibet	1	-	1
Gansu	1	-	39
Qinghai	1	-	2
Ningxia	1	-	56
Xinjiang	1	-	10
Total	650	81,171	2,310

We market and sell long-term personal lines of life and health insurance products and property and casualty insurance products to customers mainly through our affiliated sales agents, most of whom are not our employees, and through third party channels who use our digital platform. We provide insurance brokerage services to corporate customers through both our in-house brokers and non-affiliated independent brokers. We also market and sell certain critical illness, term life, accident, short-term health, travel and homeowner insurance products directly to customers through our online platform Baowang (www.baoxian.com). We market and sell insurance claims adjusting services primarily to insurance companies through our in-house professional claims adjustors.

Digital Tenants of Fanhua RONS Open Platform

Through Fanhua RONS Technology and Fanhua Insurance Sales, our consolidated VIEs, we offer Platform-as-a-Service (PaaS) solution to various insurance sales organizations. We refer these non-affiliated channels who use our platform services as digital tenants. These digital tenants mainly include third party insurance agencies, insurance broker firms, investment advisory firms, key opinion leaders focusing on investment and insurance education and family offices. We offer these platform users comprehensive business solutions integrating compliance, technology, products, services, operations, and professional support, enabling them to digitize and optimize various aspects of the insurance sales process, from customer acquisition to policy issuance and service delivery. As of March 31, 2024, our open platform has worked with 853 non-affiliated channel partners.

Customers

We sell life and health insurance products including critical illness, annuity insurance, whole life insurance and term life insurance and endowment insurance as well as non-life insurance products including individual accident insurance, homeowner insurance products, liability insurance and travel insurance primarily to individual customers. We sell commercial property insurance, cargo insurance, hull insurance, liability insurance and construction and erection insurance products to institutional customers. Customers for the life and health insurance products we distribute are primarily individuals under 50 years of age. For the year ended December 31, 2023, no single individual customer who has purchased insurance products through us accounted for more than 1% of our net revenues. Our customers for the claims adjusting services are primarily insurance companies and online mutual-aid platforms.

As of December 31, 2023, we had accumulated approximately 17.0 million individual customers, of which over 3.0 million have purchased at least one regular long-term life and health insurance policy. By providing certain value-added services to these customers at no additional charge, we seek to build a loyal customer base that generates referrals and cross-selling opportunities.

Insurance Company Partners and Others

As of March 31, 2024, we had established business relationships with 149 insurance companies in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Since 2007, we have sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of all our subsidiaries located in different parts of China. For the distribution of insurance products, we had outstanding contracts with 51 life insurance companies, 9 health and pension insurance companies and 25 property and casualty insurance companies, most of which were signed at the corporate headquarter level as of March 31, 2024. For the provision of claims adjusting services, we also had business relationship with 110 insurance companies, and 283 other institutions including third party insurance intermediaries, logistics companies, construction companies and marine and cargo companies as of March 31, 2024.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of March 31, 2024, we had 80 registered trademarks in China, including our corporate logo. Our main website is www.fanhuaholdings.com.

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

In order to foster the awareness of compliance among all employees and establish a sustainable and effective compliance mechanism, Fanhua Group Company issued a compliance accountability policy named Fanhua Insurance Sales Group Compliance Accountability System which sets forth the responsibilities for keeping in compliance with relevant laws and regulations by staff at various levels and the accountability for non-compliance. It also puts forth the process of reporting potential risks when identified to take further actions.

The Compliance Department of the Fanhua Group Company leads the efforts to monitor and coordinate the implementation of the Compliance Accountability Policy while our functional departments and subsidiaries holds the primary responsibility for risk control and compliance of our business operations. When a risk event occurs, functional departments or subsidiaries shall immediately report it to the Compliance Department to open a case for investigation and management. The functional departments or subsidiaries shall inspect the progress of risk events and implementation of improvement plans each month, and report progress to the Compliance Department.

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

2009 Amendments to the Insurance Law

The 2002 Insurance Law was amended again in 2009 and the amended insurance law, which we refer to as the 2009 Insurance Law, became effective on October 1, 2009. The major amendments to the 2009 Insurance Law include:

●	Strengthening protection of the insured’s interests. The 2009 Insurance Law added a variety of clauses such as incontestable clause, abstained and estoppel clause, common disaster clause and amending immunity clause, claims-settlement prescription clause, reasons for claims rejection and contract modification clause.

●	Strengthening supervision on the qualification of the shareholders of the insurance companies and setting forth specific qualification requirements for the major shareholders, directors, supervisors and senior managers of insurance companies.

●	Expanding the business scope of insurers and further relaxing restriction on the use of fund by insurers.

●	Strengthening supervision on solvency of insurers with stricter measures.

●	Tightening regulations governing the administration of insurance intermediary companies, especially those relating to behaviors of insurance agents.

According to the 2009 Insurance Law, the minimum registered capital required to establish an insurance agency or insurance broker as a company must comply with the PRC Company Law. The registered capital or the capital contribution of insurance agencies or insurance brokers must be paid-up capital in cash. The 2009 Insurance Law also sets forth some specific qualification requirements for insurance agency and broker practitioners. The senior managers of insurance agencies or insurance brokers must meet specific qualification requirements, and their appointments are subject to approval of the CIRC. Personnel of an insurance agency or insurance broker engaging in the sales of insurance products must meet the qualification requirements set by the CIRC and obtain a qualification certificate issued by the CIRC. Under the 2009 Insurance Law, the parties to an insurance transaction may engage insurance adjusting firms or other independent appraisal firms that are established in accordance with applicable laws, or persons who possess the requisite professional expertise, to conduct assessment and adjustment of the insured subject matters. Additionally, the 2009 Insurance Law specifies additional legal obligations for insurance agencies and brokerages.

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

Regulation of Insurance Sales Behavior Management

On September 29, 2023, the the CBIRC, the predecessor of NFRA, issued the Measures for the Supervision of Insurance Sales Behavior (hereinafter referred to as the “Sales Measures”), effective from March 1, 2024.

According to the Sales Measures, only the following five categories of individuals are eligible to sell insurance:

Insurance Companies: Employees engaged in insurance sales, individual insurance agents, and individuals under other forms of employment managed as sales personnel.

Insurance Agencies: Individuals engaged in insurance agency services.

Insurance Brokers: Individuals engaged in insurance brokerage services.

The Sales Measures categorize insurance sales activities into three stages - pre-sale, mid-sale, and after-sale behaviors - and regulate them accordingly.

Management of Insurance Pre-sale Behaviors

(i) Prohibition of Cross-Regional Business Expansion

Insurance companies and insurance agencies are prohibited from engaging in insurance sales activities beyond their business scope and regional boundaries defined by related laws, regulations, and authorities. Insurance sales individuals are not allowed to conduct insurance sales activities beyond authorization from their institutions.

(ii) Alignment of Data with Regulatory Requirements

Insurance companies and insurance agencies engaged in insurance sales activities must be equipped with information management systems and core business systems for their business, finance, staff, etc., to ensure that the data is accurate, complete, timely, and consistent with the data information recorded in the regulatory systems as required by the authorities.

(iii) Tiered Management and Sales System for Practitioners and Products

Insurance companies shall establish a management system for grading their insurance products based on complexity, costs, and risk for the policyholders.

Insurance companies and insurance agencies shall support industry self-regulatory organizations in promoting the tiered sales capabilities of insurance practitioners. Under the framework established by industry self-regulatory organizations, they shall establish a tiered management system for the qualification for practitioners based on their professional knowledge, sales ability, integrity, and moral conducts. This system should be aligned with the tiered management system for insurance products to authorize practitioners to sell different products within their capabilities.

(iv) Establishment of Insurance Sales Promotion Management System

Insurance companies and insurance agencies shall establish a sales promotion management system to guarantee that their promotions will:

(1) not exceed the business scope and regional boundaries as stated in the legal operating qualifications of insurance companies and insurance agencies;

(2) indicates that the promotion is for insurance products;

(3) not use false or inaccurate data and information, conceal restrictions, use false or exaggerated expressions, or promote in improper ways such as confusion, inaccurate analogies, or hidden conditions;

(4) not discredit competitors through fabrication or dissemination of false facts, promote through improper comparison or ranking, or use identical or similar registered trademarks, names, or promotional materials that may cause confusion;

(5) not make misleading statements by using the regulatory authority’s review or filing procedures for insurance products or implying guarantees from regulatory authorities for the products; and

(6) not violate laws, regulations, and other regulatory requirements.

(v) Prohibition of Speculative Sales

Before an insurance company issues an announcement to cease sales or adjust the price of a particular insurance product, insurance sales practitioners are prohibited to promote in advance.

Management of Insurance Mid-sale Behaviors

(i) Consultative Sales of Insurance Products

Insurance companies shall, through lawful means, understand the needs, risk and premium affordability, purchased similar insurance of the insured, and other relevant information. Based on this information, they will determine the types and tiers of insurance products for the insured, and appoint qualified insurance salespersons to sell insurance products within those tiers.

Insurance agencies shall assist the collaborating insurance companies in understanding the information about the insured as specified above. They shall appoint qualified insurance salespersons to sell insurance products within the types and tiers determined by the collaborating insurance companies.

When selling new types of personal insurance products, insurance companies and agencies shall inform the insured about the uncertainty of policy benefits and disclose all risks accurately. If a risk tolerance assessment for the insured is required by laws, regulations, or regulatory requirements, it should be conducted and its result shall be referred to when selling insurance products.

(ii) Prohibition of Bundling and Default Selection

Insurance companies, agencies, and their salespersons are prohibited from using methods such as bundling or default selection via information systems or webpages to enter into insurance contracts with the insured.

(iii) Retrospective Record Management

Insurance companies and agencies shall implement retrospective record management in insurance sales behaviors according to regulatory requirements, such as recording, video recording, sales page management, and operation trace recording based on different sales methods. Audiovisual and electronic data generated during the retrospective recording management process should be backed up and archived.

(iv) Funds Management Mechanism

Insurance companies and agencies shall strengthen fund management and establish a fund management mechanism, adhering to the regulations for fund receipts and disbursements.

Insurance salespersons are prohibited from accepting commissions to pay insurance premiums, collect surrender values, or receive insurance benefits on behalf of the insured, the policyholder, or the beneficiary. They are also prohibited from handling insurance premium payments, receiving surrender values, or receiving insurance benefits through accounts not belonging to the insured, the policyholder, or the beneficiary.

Management of Insurance After-sale Behaviors

Insurance companies and agencies must notify policyholders or the insured within 30 days after the completion of their departure procedures for their insurance salespersons. This notification shall include information about the departure of the insurance salesperson, the status of insurance contracts, and the means to receive future services, ensuring that the lawful interests of policyholders or the insured will not be compromised due to the departure of insurance salespersons.

In the event of termination of cooperation between an insurance company and an agency, the insurance company must notify policyholders or the insured within 30 days after the termination. This notification shall include information about the termination of cooperation between the insurance company and the agency, the status of insurance contracts, and the means to receive future services, ensuring that the lawful interests of policyholders or the insured will not be compromised due to the termination of cooperation.

Following the departure of insurance salespersons or the termination of cooperation between agencies and insurance companies, no actions shall be taken to compromise the lawful interests of policyholders through means such as encouraging the surrender of insurance policies.

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

To engage in insurance brokerage business within the territory of the PRC, an insurance brokerage shall satisfy the requirements prescribed by the CIRC and obtain an insurance brokerage business permit issued by the CIRC, after obtaining a business license. An insurance broker may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company.

The minimum registered capital of an insurance brokerage company whose business area is not limited to the province in which it is registered is RMB50 million while the minimum registered capital of an insurance brokerage company whose business area is limited to its place of registration is RMB10 million.

The name of an insurance broker shall include the words “insurance broker/brokerage.” An insurance broker must register the information of its affiliated insurance brokerage practitioners with the IISIS. One person can only be registered with the IISIS through one insurance broker.

An insurance broker may conduct the following insurance brokering businesses:

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

An insurance broker shall submit a written report to the CIRC through the IISIS and make public disclosure within five days from the date of occurrence of any of the following matters: (i) change of name, domicile or business premises; (ii) change of shareholders, registered capital or form of organization; (iii) change of names of shareholders or capital contributions; (iv) amendment to the articles of association; (v) equity investment, establishment of offshore insurance-related entities or non-operational organizations; (vi) division, merger and dissolution or termination of insurance brokering business activities of its branches; (vii) change of the primary person in charge of its branches other than provincial branches; (viii) being a subject of administrative or criminal penalties, or under investigation for suspected involvement in any violation of law or a crime; and (x) other reportable events prescribed by the CIRC.

Insurance broker and its practitioners are not allowed to sell non-insurance financial products, except for those products approved by relevant financial regulatory institutions and the insurance broker and its practitioners shall obtain relevant qualifications in order to sell non-insurance related financial products that meets regulatory requirements.

Personnel of an insurance broker and its branches who engage in any of the insurance brokering businesses described above must comply with the qualification requirements prescribed by the CIRC. The senior managers of an insurance broker must meet specific qualification requirements set forth in the POSAIB.

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

Content Related to Insurance Industry in the Closer Economic Partnership Arrangements

Under CEPA Supplement IV signed in June and July 2007 and CEPA Supplement VIII signed in December 2011, local insurance agencies in Hong Kong SAR and Macau are allowed to set up wholly-owned insurance agency companies and conduct insurance intermediary businesses in Guangdong Province (including Shenzhen) on a pilot basis if they fulfill the following criteria:

●	The applicant must have operated an insurance brokerage businesses in Hong Kong SAR and Macau for over 10 years;

●	The applicant’s average annual revenue of insurance brokerage business for the past three years before application must not be less than HKD500,000 and the total assets as at the end of the year before application must not be less than HKD500,000;

●	Within three years before application, there has been no serious misconduct or record of disciplinary action; and

●	The applicant must have set up a representative office in mainland China for over one year

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

On March 28, 2007, SAFE promulgated the Operating Rules for Administration of Foreign Exchange in Domestic Individuals’ Participation in Employee Stock Ownership Plans and Stock Option plans of Companies Listed Abroad, or the Operating Rules. Stock Option Rule. On February 15, 2012, SAFE promulgated the No. 7 Notice, which supersedes the Stock Option Rule in its entirety and immediately became effective upon circulation. According to the No. 7 Notice, domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are Chinese citizens (including citizens of Hong Kong SAR, Macau and Taiwan) or foreign individuals who consecutively reside in the territory of PRC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues such as foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues such as exercise of options, purchasing and sale of related stocks or equity, and funds transfer. Where a domestic agency needs to remit funds out of China as required for individuals’ participation in an equity incentive plan, the domestic agency shall apply with the local office of the SAFE for a foreign exchange payment quota on a yearly basis. A domestic agency shall open a domestic special foreign exchange account in the bank. After repatriation of foreign currency income earned by individuals from participation in an equity incentive plan, the domestic agency shall request the bank to transfer the funds from its special foreign currency account to respective personal foreign currency deposit accounts. In the case of any significant change to the equity incentive plan of a company listed abroad (such as amendment to any major terms of the original plan, addition of a new plan, or other changes to the original plan due to merger, acquisition or reorganization of the overseas listed company or the domestic company or other major events), the domestic agency or the overseas trustee, the domestic agency shall, within three months of the occurrence of such changes, go through procedures for change of foreign exchange registration with the local office of the SAFE. The SAFE and its branches shall supervise, administer and inspect foreign exchange operations related to individuals’ participation in equity incentive plans of companies listed abroad, and may take regulatory measures and impose administrative sanctions on individuals, domestic companies, domestic agencies and banks violating the provisions of the No. 7 Notice.

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

At the time of our initial public offering in October 2007, while the application of the M&A Rule remained unclear, our then PRC legal counsel at the time, Commerce& Finance Law Offices, had advised us that, based on their understanding of the then PRC laws and regulations as well as the procedures announced on September 21, 2006:

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

Based on the advice of our PRC legal counsel , we did not seek CSRC’s approval for our initial public offering. Any requirement to obtain prior CSRC approval and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

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

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries through our BVI subsidiary are subject to a 10% withholding tax, provided that we are determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the EIT Law. Pursuant to the Avoidance of Double Taxation Arrangement, which became effective on January 1, 2007, which was subsequently amended on January 30, 2008, May 27, 2010, April 1, 2015 and July 19, 2019, dividends from our PRC subsidiaries paid to us through our Hong Kong SAR wholly-owned subsidiary CNinsure Holdings Ltd. are subject to a withholding tax at a rate of 5%. However, as described above, we may be considered a PRC resident enterprise for EIT purposes, in which case dividends received by us from our PRC subsidiary would be exempt from the PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. In July 2018, CNinsure Holdings Ltd. was determined by Hong Kong SAR Taxation Bureau to be a Hong Kong SAR resident enterprise and completed the application and filing process for enjoying the tax treaty in PRC Taxation Bureau therefore we have applied 5% withholding tax rate for the dividends paid by our PRC subsidiaries since then. As there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether any dividends to be distributed by us, if we are deemed a PRC resident enterprise, to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”

C. Organizational Structure

Corporate Structure

We are a Cayman Islands holding company primarily operating in China through (i) our PRC subsidiaries, including Zhonglian Enterprise, and Xinlian Information, and their subsidiaries in which we hold equity ownership interests, and (ii) contractual arrangements among (x) our wholly-owned PRC subsidiaries Fanhua Group Company and Fanlian Investment, (y) the consolidated VIEs, namely, Xinbao Investment and Fanhua RONS Technologies, and (z) the individual nominee shareholders of the consolidated VIEs. Fanhua Inc. holds 49% equity interests in Xinbao Investment. PRC laws and regulations restrict and impose conditions on foreign ownership and investment in certain internet-based businesses. Accordingly, we operate these businesses in China through the consolidated VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the consolidated VIEs and their respective shareholders to control the business operations of the consolidated VIEs and their subsidiaries.

Major Changes in our Corporate Structure

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

In December 2023, we transferred all of our 4.46% equity interests in HPH, or 4,033,600 ordinary shares of HPH, back to HPH. Concurrently, our wholly-owned subsidiary acquired 15.41% equity interests in Puyi Fund, a wholly-owned subsidiary of HPH, in exchange of the aforementioned 4,033,600 ordinary shares of HPH repurchased by HPH and an additional cash consideration of approximately RMB10.5 million. Upon completion of the transactions, Fanhua ceased to directly hold any equity interest in HPH.

In 2023, we, through BWWS Limited, our wholly-owned subsidiary, established two joint ventures with Asia Insurance, namely Brave Moon Co., Ltd, and Avantech Solutions Co., Ltd., to engage in insurance brokerage business and insurance technology services, respectively, in Hong Kong SAR. We also acquired Pacific Concord Insurance Consultants Ltd. through Brave Moon Co., Ltd. in 2023, which owns an insurance broker license in Hong Kong SAR, and later renamed it as Aasure Insurance Broker Ltd.

As a result, we currently conduct our insurance agency and claims adjusting business in mainly China primarily through our wholly-owned subsidiary Fanhua Group Company and its subsidiaries and a small part of our business through our consolidated VIEs in mainland China and our business in Hong Kong SAR through our wholly-owned subsidiary BWWS Limited.

As of March 31, 2024, we, through Fanhua Group Company, have controlling equity ownership in one insurance sales services company with a national operating license, one managing general agency with brokerage license, six regional insurance agencies, two insurance claims adjusting firms and one healthcare management service company which also operates an online mutual aid platform. In addition, through contractual arrangements, we control one insurance sales services company with a national operating license to operate online insurance distribution business, two regional insurance agencies and one brokerage firm. We also have controlling interests in one insurance brokerage firm, one insurance agency and an insurance technology company in Hong Kong SAR. We also own 15.41% equity interests in Puyi Fund, a licensed fund distributor.

Fanhua Group Company and its direct and indirect subsidiaries and our consolidated VIEs hold the licenses and permits necessary to conduct our insurance intermediary business and internet insurance distribution business in China.

The following diagram illustrates the corporate structure of us and the consolidated VIEs, including the names, places of incorporation and the proportion of ownership interests in our and the consolidated VIEs’ significant subsidiaries and their respective subsidiaries as of March 31, 2024:

The diagram above omits the names of subsidiaries that are immaterial individually and in the aggregate. For a complete list of our subsidiaries as of March 31, 2024, see Exhibit 8.1 to this annual report.

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

Equity Pledge Agreement.

Xinbao Investment. Mr. Shuangping Jiang entered into an equity pledge agreement on December 6, 2021, pledging his equity interest in Xinbao Investment to Fanhua Group Company to secure his obligations under the loan agreement. Mr. Jiang also agreed not to transfer or create any encumbrances adverse to Fanhua Group Company on his equity interests in Xinbao Investment. During the term of the equity pledge agreement, Fanhua Group Company is entitled to all the dividends declared on the pledged equity interests. The equity pledge agreement will expire when the individual shareholder fully performs his obligations under the loan agreement. The equity pledge was recorded on the shareholder’ register of Xinbao Investment, and registered with the relevant local bureaus of the State Administration for Market Regulation.

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

Because of our contractual arrangements with Xinbao Investment, Fanhua RONS Technologies and their subsidiaries and their individual nominee shareholders, we are the primary beneficiary of Xinbao Investment and Fanhua RONS Technologies and their subsidiaries and we consolidate them into our consolidated financial statements. For the year ended December 31, 2023, aggregate revenues derived from these consolidated VIEs amounted to 3.8% of our total consolidated net revenues, based on our corporate structure as of December 31, 2023. As of December 31, 2023, the assets of our consolidated VIEs accounted for an aggregate of 3.4% of our consolidated total assets.

The cash flows that have occurred between our subsidiaries and our consolidated VIEs are summarized as the following:

The cash flows occurred between our subsidiaries and the consolidated VIEs included the following: (1) cash received by the VIEs from our subsidiaries as inter-company advances amounted to RMB39.4 million for the year ended December 31, 2023; and (2) commissions received offset by technology services paid by our subsidiaries to the VIEs amounted to RMB56.7 million for the year ended December 31, 2023.

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

We have been advised by our PRC legal counsel, however, that there are uncertainties regarding the interpretation and application of PRC laws and regulations, such contractual arrangements may not be as effective as direct ownership in providing operational control. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements establishing the structure for operating our online operations do not comply with PRC government restrictions on foreign investment in the internet industry, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Fanhua Inc. is a Cayman Islands holding company operating in China primarily through its subsidiaries and a small part of its business through contractual arrangements with Xinbao Investment and Fanhua RONS Technologies. Investors in the ADSs thus are not purchasing, and may never directly hold, all equity interests in the consolidated VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for our consolidated VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Xinbao Investment and Fanhua RONS Technologies and, consequently, adversely affect the financial condition and results of operations of Fanhua Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish part of our interests in Xinbao Investment and Fanhua RONS Technologies or forfeit our rights under the contractual arrangements.” To date we have not encountered any interference or encumbrance from the PRC government on account of operating our business through these agreements.

D. Property, Plants and Equipment

Our headquarter is located in Guangzhou, China, where we leased approximately 2,828.8 square meters of office space as of December 31, 2023. Office space leased by our subsidiaries and consolidated VIEs, including certain space used and paid by sales teams, was approximately 131,765.0 square meters as of December 31, 2023. In 2023, our total rental expenses were RMB82.6 million (US$11.6million).

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. This discussion and analysis contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report. For discussion of 2022 items and year-over-year comparisons between 2022 and 2021 that are not included in this annual report on Form 20-F, refer to “Item 5. Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2022, that was filed with the Securities and Exchange Commission on April 25, 2023.

A. Operating Results

Factors Affecting Our Results of Operations

Our business is affected by various factors within the broader economic and regulatory landscape, both in China and in other jurisdictions where we operate. These include but are not limited to:

1. General economic conditions in China: The overall economic trajectory of China plays a pivotal role in shaping our operations, impacting market dynamics and consumer behavior;

2. Per Capita Disposable Income: The increase in per capita disposable income reflects evolving consumer spending patterns and influences demand for insurance and financial products;

3. Regulatory Changes: Regulatory shifts in China and other relevant jurisdictions significantly impact our business strategies, operations, and compliance requirements;

4. Industry-wide premium growth: We derive our revenue primarily from commissions and fees paid by insurance companies, typically calculated as a percentage of premiums paid by our customers to the insurance companies. Accordingly, industry-wide premium growth will have a positive impact on us. Any downturn in the Chinese insurance industry, whether caused by a general slowdown of the PRC economy or otherwise, may adversely affect our financial condition and results of operations;

5. Rising Insurance Awareness and Demand: The growing awareness of insurance and increasing demand for insurance products present opportunities for expansion and innovation in our service offerings; and

6. Competitive Environment: The competitive landscape in China poses challenges and opportunities, driving us to continuously enhance our technological capabilities and service differentiation to maintain our market position and achieve sustained growth.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by the following company-specific factors:

●	business relationship with important insurance company partners;

●	the extent to which insurance companies in the PRC outsource the distribution of their products and claims adjusting functions;

●	premium rate levels and commission and fee rates;

●	the quality and productivity of our sales force;

●	successful implementation of our professionalization, digitalization and open platform strategy;

●	commission rates for individual sales agents;

●	product and service mix; and

●	seasonality.

Business relationship with important insurance company partners

We derive significant revenue from our important insurance company partners. Among these top five of our insurance company partners, Sinatay accounted for 15.3% of our total net revenues in 2023. As a result, any significant changes to our business relationship with the important insurance company partners could have a material impact on our revenue and profit.

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

Premium rate levels and commission and fee rates

Because the commissions and fees we receive from insurance companies for the distribution of insurance products are generally calculated as a percentage of premiums paid by our customers to the insurance companies, our revenue and results of operations are affected by premium rate levels and commission and fee rates. Premium rate levels and commission and fee rates can change based on the prevailing economic conditions, competitive and regulatory landscape, interest rate environment and other factors that affect insurance companies. These other factors include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, and the tax deductibility of commissions and fees. In general, we can negotiate for better rates as an incentive for generating a larger volume of business.

As a result of a significant increase in the number of insurance companies and the existing insurance companies’ expansion into new geographic markets, there has been a gradual increase in the commission and fee rates offered to insurance intermediaries, and such an increase has had a positive impact on our results of operations. However, due to the decline in the interest rate of banking products in recent years, China’s insurance regulator has been implementing rules to adjust the pricing rate of life insurance products and implemented a commission cap to the commission rate paid by insurance companies to the bancassurance channel in order to protect insurance companies from interest spread loss. If similar rules were to be implemented in the independent insurance intermediary channel, the commission cap could lead to significant decline in our commission income and adversely affect our results of operations.

The quality and productivity of our sales force

The quality and productivity of our sales force are paramount to our success as a distributor of insurance products. Our revenue is primarily generated through the efforts of our individual sales agents, making it imperative to attract and retain top-tier professionals. Offering differentiated services, providing ongoing training and development opportunities, and fostering a supportive work environment are crucial factors in building and maintaining an elite sales force. Additionally, enhancing productivity through the implementation of digital technology and intelligent development is essential.

Investing in advanced tools and platforms that streamline processes, automate tasks, and provide data-driven insights can significantly improve the efficiency and effectiveness of our sales team. The size of our sales force, as well as its productivity, directly impact our revenue and results of operations. Factors such as the average number of insurance products sold per performing sales agent, average premium per product sold, and average premiums generated per performing sales agent are key metrics in evaluating our performance.

In recent years, efforts to optimize our operations and the adverse impact of COVID-19 on sales activities had led to a substantial decrease in the size of our sales force, adversely affecting our financial results in the short term. However, strategic initiatives aimed at enhancing sales agent productivity through training and technology implementation, along with investments in advanced tools and platforms, are expected to yield positive results. These initiatives are anticipated to increase the number of performing agents and improve their productivity, consequently boosting our financial performance in the coming years.

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

Product and service mix

We began distributing auto insurance products in 1999, expanded our product offerings to other property and casualty insurance products in 2002, and started distributing long-term individual life and health insurance products in 2006, primarily to individual customers. We further broadened our service offering to cover insurance claims adjusting services in 2008. We started to offer insurance brokerage services for commercial line insurance and reinsurance brokerage services to corporate clients in 2010, which were temporarily suspended from 2017 to 2022 and re-launched in 2023.

Insurance Agency Segment

Our largest segment by revenue, the insurance agency segment, provides a broad range of life and health and non-life insurance products to individual customers. As revenues derived from our insurance brokerage business accounted for less than 6% of our total net revenues in 2023, those revenues were also recorded as non-life agency revenues.

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

The non-life insurance policies we distribute primarily consist of individual accident insurance, indemnity medical insurance, travel insurance, and homeowner insurance that we distribute through Baoxian.com and commercial property insurance, liability insurance, cargo insurance, construction and erection insurance that we offer through our insurance brokerage firm. These non-life insurance policies we distribute are typically for a one-year term, with a single premium payable at the beginning of the term. As a result, the insured has to purchase new policies through us every year. Accordingly, we receive a single commission or fee for each property and casualty policy we distribute. The gross margin derived from our non-life insurance business is typically lower than that of our life insurance business. We expect revenues from our non-life business as a percentage of our total net revenues to remain stable over the next few years.

Claims Adjusting Segment

The fees we receive for our claims adjusting services are calculated based on the types of insurance products involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For services provided in connection with auto insurance, individual accident insurance and health insurance, our fees are generally fixed and the amounts collected are based on the types of services provided. In some cases, our fees are charged based on the number of claims adjustors involved in providing the services. We pay our in-house claims adjustors a base salary plus a commission calculated based on a small percentage of the service fees we receive from insurance companies or the insured. The claims adjusting business has become and likely will continue to be a steady source of our net revenues. The operating margin of our claims adjusting segment are generally lower than those of our insurance agency segment although its gross margin is relatively higher. We expect revenues from our claims adjusting business as a percentage of our total net revenues to remain stable over the next few years.1

Seasonality

Our quarterly results of operations are affected by seasonal variations caused by business mix, insurance companies’ business practices and consumer demand. For life insurance business, much of the jumpstart sales activities of life insurance companies occur during the first quarter of a year, while business activities slow down in the fourth quarter of a year as life insurance companies focus on the preparation for the jumpstart sales season of the coming year by preparing to launch new products, making marketing plans and organizing training. During the jumpstart sales season, life insurance companies will offer incentives that are more attractive to insurance intermediaries and sales agents to boost sales. Accordingly, our commission and fee revenue derived from life insurance business is generally the highest in the first quarter of a year and the lowest in the fourth quarter of a year. For non-life insurance products that we distribute on Baoxian.com, there was no obvious seasonal fluctuation.

We undertake regular evaluations of multiple operational metrics to analyze our business, assess performance, detect trends, develop financial projections, and guide strategic decision-making. The principal operational metrics we analyze are outlined in the table below:

Key Components of Our Results of Operations

	2022	2023
	(RMB)	(RMB)
	Million	Million
Gross Written Premiums facilitated	12,778.5	16,444.6
First year premiums	2,926.4	3,812.7
Renewal premiums	9,852.1	12,631.9

Key Components of Our Results of Operations

As of December 31, 2022 and 2023, we operated two segments: (1) the insurance agency segment, which mainly consisted of providing agency services for distributing life insurance products and non-life insurance products on behalf of insurance companies, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claims adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services.

Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance.

Net Revenues

Our revenues are net of PRC tax surcharges and value-added tax incurred. In 2022 and 2023, we generated net revenues of RMB2,781.6 million and RMB3,198.4 million (US$450.5 million), respectively. We derive net revenues from the following sources:

●	Insurance agency segment: commissions paid by insurance companies for the distribution of (i) life and health insurance products, and (ii) non-life products sold through Baoxian.com and commissions and advisory fees for (i) insurance and reinsurance brokerage services primarily paid by the insurance companies, and (ii) risk management consulting services primarily paid by the insureds, which accounted for 85.4% and 86.3% of our net revenues for 2022 and 2023, respectively; and

●	Claims adjusting segment: commissions and fees primarily paid by the insurance companies for the provision of claims adjusting services, which accounted for 14.6% and 13.7% of our net revenues for 2022 and 2023, respectively.

The following table sets forth our total net revenues earned from each of our reporting segments, both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	Year Ended December 31,
	2022		2023
	RMB	%	RMB	US$	%
	(in thousands except percentages)
Agency	2,376,851	85.4	2,760,448	388,801	86.3
Life insurance business	2,237,312	80.4	2,593,803	365,330	81.1
Non-life insurance business (previously categorized as P&C insurance business)	139,539	5.0	166,645	23,471	5.2
Claims adjusting	404,763	14.6	437,941	61,683	13.7
Total net revenues	2,781,614	100.0	3,198,389	450,484	100.0

Insurance agency segment primarily covers distribution of life and health insurance products and non-life insurance products to individuals and to a lesser extent commercial line of property insurance products to corporate clients. Net revenues from the insurance agency segment increased from 2022 to 2023 in both absolute amount and as a percentage of our total net revenues.

Net revenues generated from distribution of long-term life and health insurance products have become our primary source of revenue. We began distributing individual life and health insurance products in 2006. Net revenues generated from distribution of life and health insurance products increased from 2022 to 2023, both in absolute amounts and as a percentage of our net revenues. The increase was mainly due to (i) productivity improvement in performing agents and increase in contributions from top-performing agents; (ii) contribution from newly acquired entities, partially offset by the decrease in renewal commission income as a result of the decreased average portfolio based renewal commission rate, and to a lesser extent, due to changes in product mix. We expect our life insurance business to grow and bring in significant revenue that will continue to represent a high percentage of our total net revenues in the next several years. We believe this growth will be driven by a number of factors including stronger demand for traditional life and health insurance products as a result of the aging population and the Chinese consumers’ increasing awareness of the benefits of insurance as well as improved productivity of our sales professionals as the Company focuses more resources on recruiting, retaining and training elite sales agents.

Net revenues generated from distribution of non-life products increased from 2022 to 2023 in absolute amounts of our net revenues, primarily due to the contribution from a newly acquired brokerage firm in the second half of 2022. We expect our net revenues derived from distribution of non-life products to remain stable in 2024.

We began providing claims adjusting services in 2008. Net revenues from our claims adjusting segment increased from 2022 to 2023, primarily due to business recovery after the pandemic. We expect that net revenues from claims adjusting services as a percentage of our total net revenues will be stable in the next few years.

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

We are compensated primarily by insurance companies for our claims adjusting services. The fees we receive for our claims adjusting services depend on the types of insurance products involved. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For claims adjusting services related to auto insurance, individual accident insurance and health insurance, our fees are generally fixed on a per claim basis, or in some cases, on a per head basis. These fees are typically paid to us on a quarterly basis. For services provided in connection with other non-life, our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. We typically receive payment for these fees on a semi-annual or annual basis.

Operating Costs and Expenses

Our operating costs and expenses primarily consist of costs incurred in connection with the distribution of insurance products and the provision of claims adjusting services, selling expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amounts and as percentages of our net revenues, for the periods indicated.

	Year Ended December 31,
	2022		2023
	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	2,781,614	100.0	3,198,389	450,484	100.0
Operating costs	(1,795,603)	(64.6)	(2,145,416)	(302,176)	(67.1)
Selling expenses	(272,706）	(9.8)	(250,223)	(35,243)	(7.8)
General and administrative expenses	(544,630）	(19.6)	(606,925)	(85,484)	(19.0)
Total operating costs and expenses	(2,612,939)	(94.0)	(3,002,564)	(422,903)	(93.9)

Operating Costs

We incur costs primarily in connection with the distributions of insurance products and the provision of insurance brokerage and claims adjusting services. Our operating costs increased from 2022 to 2023, which was in line with the increase in revenue during the same period. We rely mainly on our registered sales agents and to a much lesser degree, on Baoxian.com, as well as non-affiliated channel partners who used our open platform solutions, for the distribution of insurance products. For claims adjusting services, we rely mainly on our in-house claims adjustors. Operating costs incurred as a percentage of net revenues increased from 2022 to 2023, primarily due to the slower growth of our renewal life insurance business which typically has higher gross margin than new business and the decrease in higher-margin volume-based commission from new life insurance business We anticipate that our operating costs as a percentage of our total net revenues to increase as we intend to leverage the opportunities brought by upcoming regulatory changes to consolidate the market and grab more market shares in 2024.

Selling Expenses

Our selling expenses primarily consist of:

●	salaries and employment benefits for employees who work in back office below the provincial management level;

●	office rental, telecommunications and office supply expenses incurred in connection with sales activities; and

●	advertising and marketing expenses.

Selling expenses in 2023 were RMB250.2 million (US$35.2 million), representing a decrease of 8.3% from RMB272.7 million in 2022. The decrease was due to expenses savings from personnel optimization and decreased number of sales outlets, partially offset by the increase in sales conference events and the recognition of RMB13.6 million (US$1.9 million) share-based compensation expenses related to shares options granted to MDRT agents. We expect that our selling expenses will increase in absolute amount as we increase efforts to recruit and train MDRT agents.

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

General and administrative expenses were RMB606.9 million (US$85.5 million) for 2023, representing an increase of 11.4% from RMB544.6 million in 2022. The increase was mainly due to the expenses incurred by the acquired business which was consolidated since the first quarter of 2023 amounting to approximately RMB76.2 million (US$10.7million) and increased IT expenditure, partially offset by cost savings from personnel optimization and decrease in the number of branches since 2022. We expect that our general and administrative expenses will decrease in absolute amount as a result of efficiency improvement and cost-savings brought by the Company’s digitization and technological investment.

Share-based compensation expenses

On August 12, 2022, our board of directors adopted a new share incentive plan under which we have reserved 161,143,768 ordinary shares for issuance, which was approximately 15% of our outstanding ordinary shares as of June 30, 2022. Simultaneously, our board of directors approved the grant of options to purchase an aggregate of 4,000,000 ordinary shares to independent directors pursuant to the 2022 Share Incentive Plan (the “2022 Option 1”). In February 2023, our board of directors approved the grant options to purchase an aggregate of 13,680,000 ordinary shares to certain top agents. In July 2023, our board of directors approved the grant of restricted share units of 536,990 ADSs to an executive officer to vest over a five-year service period. Accordingly, we recognized share-based compensation expenses of RMB0.5 million in 2022 and RMB17.1 million in 2023. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives—2022 Share Incentive Plan.” We expect share-based compensation expenses to be a significant component of our operating expenses in the near future.

Discussion of Certain Balance Sheet Items

The following table sets forth certain selected consolidated balance sheets data as of December 31, 2022 and 2023.

	As of December 31
	2022	2023
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data
ASSETS:
Short term investments	347,754	928,270	130,744
Other receivables, net	231,049	111,754	15,740
Other current assets, net	419,735	121,347	17,092
Contract assets, net of allowances	273,954	359,506	50,635
Contract assets - non-current, net of allowances	385,834	711,424	100,202
Investments in affiliates	4,035	—	—
Total assets	3,089,516	4,050,884	570,555
LIABILITIES AND EQUITY:
Short-term loans	35,679	164,300	23,141
Accrued commissions	74,432	155,558	21,910
Accrued commissions – non-current	192,917	401,385	56,534
Total liabilities	1,358,185	1,713,366	241,323
Total equity	1,731,331	2,337,518	329,232
Total liabilities and equity	3,089,516	4,050,884	570,555

Short-term investments

Short-term investments mainly consist of bank financial products, trust products and asset management plans. As compared with the balance as of December 31, 2022, short-term investments as of December 31, 2023 increased by RMB580.5 million, mainly due to an increase in purchasing of short-term investment products after collecting loans to third parties and disposal of RMB390.0 million in a short term investment in a limited partnership project which was recorded in other current assets as of December 31, 2022.

Other receivable, net

Other receivable mainly represented advances to staffs or entrepreneurial agents for daily business operations, rental deposits and advances to third parties. As compared with the balance as of December 31, 2022, other receivables as of December 31, 2023 increased by RMB119.3 million, mainly represented (i) term-loan (matures in June 2024 with extension) to Sichuan Tianyi Real Estate Development Co., Ltd. (“Sichuan Tianyi”) of RMB40.0 million and corresponding interest receivable RMB0.6 million as of December 31, 2023. The loan is guaranteed by the ultimate controlling owner of Sichuan Tianyi, whom is jointly liable, with interest rate of 6% per annum. The interest accrued until December 31, 2023 has been paid. This loan receivable is expected to be settled within one year; (ii) term-loan (matures in June 2024) to an education company of RMB20.0 million as of December 31, 2023, with the interest rate of 5% per annum. This loan principal has been early repaid in full subsequently; and (iii) term-loan matures in December 2024 to a manufacturing company of RMB21.0 million as of December 31, 2023, with the interest rate of 5% per annum. This loan principal has been early repaid in full subsequently.

Other current assets, net

Other current assets represent prepayment to third parties. As compared with the balance as of December 31, 2022, other current assets as of December 31, 2023 decreased by RMB298.4 million, mainly due to: (i) disposal of RMB390.0 million in a short term investment in a limited partnership project; and (ii) an equity investment in Cheche Technology Inc. of RMB96.2 million ,which was measured at fair value.

Contract assets, net of allowances

Contract assets consist of (i) amount derived from estimated renewal commissions and (ii) initial commissions earned in relation to policies that are still in the hesitation period as of December 31, 2022 and 2023. The Company presents contract assets to be reclassified to accounts receivable within the next twelve months and after the next twelve months as current contract assets and non-current contract assets separately in the consolidated balance sheets as of December 31, 2022 and 2023, respectively. As compared with the balance as of December 31, 2022, the total balance of contract assets including both current and non-current portion as of December 31, 2023 increased by RMB411.1 million, mainly due to an increase of RMB173.1 million arising from selling new policies and cumulative catch-up adjustments to revenue that affect the corresponding contract asset amounting RMB416.6 million arising from a change in estimated variable consideration on an ongoing basis, which are offset by a decrease of RMB229.5 million when our right to commissions earned becomes unconditional.

Investments in Affiliates

Investment in affiliates represents equity investments with significant influence by the right to nominate one board member in the investees. As of December 31, 2023, the balance of investment in affiliates decreased by RMB4.0 million as compared with the balance as of December 31, 2022, after the Company transferred all of its 4.46% equity interests in HPH back to HPH in December of 2023.

Short-term loan

Short-term loan represented borrowings made by the Company’s subsidiaries from financial institutions in mainland China and were due within one year. The balance of short term loan as of December 31, 2023 increased by RMB128.6 million as compared with the balance as of December 31, 2022, mainly due to increased bank loan from a commercial bank in China in 2023 which bears an interest rate of 4.5% per annum.

Accrued commissions

Accrued commissions represented costs related to estimated renewal commissions. The Company presented estimated renewal commission costs to be paid within the next twelve months and after the next twelve months as current accrued commissions and non-current accrued commissions separately in the consolidated balance sheets as of December 31, 2022 and 2023, respectively. As of December 31, 2023, the balances of current and non-current accrued commissions increased by RMB81.1 million and RMB208.5 million, respectively, as compared with the balances as of December 31, 2022. The increase was mainly due to a comprehensive impact of increased estimated renewal commission cost for new policies sold during 2023 and cumulative catch-up adjustments to estimated variable commissions accrued as a result of declining constraint percentage applied on an ongoing basis.

Taxation

We and each of our subsidiaries file separate income tax returns.

The Cayman Islands, the British Virgin Islands and Hong Kong SAR

Under the current laws of the Cayman Islands and the British Virgin Islands, we and our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in those jurisdictions.

On March 21, 2018, the Hong Kong SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong SAR Dollar of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%.

The provision for current income taxes of the subsidiaries operating in Hong Kong SAR has been calculated by applying the current rate of taxation of 8.25% for the years ended December 31, 2022 and 2023. Payment of dividends is not subject to withholding tax in Hong Kong SAR.

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

Pursuant to the Circular on Issues Regarding Tax-related Preferential Policies for Further Implementation of Western Development Strategy jointly issued by the State Ministry of Finance, General Administration of Customs, China and State Administration for Taxation, enterprises located in the western China regions that fall into the encouraged industries are entitled to 15% EIT preferential tax treatment from January 1, 2011 to December 31, 2020. The preferential tax treatment is extended to December 31, 2030, pursuant to No. 23 Announcement Concerning the Extension of the EIT Policies for Enterprises Located in Western China issued by the Ministry of Finance on April 23, 2020. In September 2018, our wholly-owned subsidiary, Fanhua Lianxing Insurance Sales Co., Ltd. (“Lianxing”), which is the holding vehicle of our life insurance operations, was relocated to Tianfu New Area, Sichuan province, PRC. Subsequently, Lianxing will enjoy 15% EIT tax rate instead of a unified 25% from September 1, 2018 to December 31, 2030. Tibet Zhuli Investment Co. Ltd. (“Tibet Zhuli”), our wholly-owned subsidiary, was entitled to a preferential tax rate of 9% for the period from 2015 to 2020, and 15% for 2021 as it was established with approval in Tibet, PRC, before January 1, 2018. Tibet Zhuli was not entitled to the tax holiday in 2022 and 2023.

Pursuant to the Circular on Inclusive Tax Relief Policies for Small Low-Profit Enterprises (“SLPEs”), or Circular [2019] No. 13, jointly issued by the State Ministry of Finance and State Administration for Taxation in January 2019, an SLPE is entitled to a preferential tax rate of 20% with a 75% reduction on its annual taxable income for the portion not exceeding RMB1 million and a 50% reduction for the portion between RMB1 million to RMB3 million. Further to the Circular [2019] No. 13, Announcement on Preferential Tax Policies for SLPEs and Individually-owned Businesses was jointly issued by the State Ministry of Finance and State Administration for Taxation in April 2021, which provides SLPEs an 12.5% reduction on annual taxable income for the portion not exceeding RMB1 million. Pursuant to the Circular on Inclusive Tax Relief Policies for Small Low-Profit Enterprises (“SLPEs”), or Circular [2022] No. 13, jointly issued by the State Ministry of Finance and State Administration for Taxation in March 2022, an SLPE is entitled to a preferential tax rate of 20% with a 75% reduction on its annual taxable income for the portion between RMB1 million to RMB3 million. Pursuant to the Circular on Inclusive Tax Relief Policies for Small Low-Profit Enterprises (“SLPEs”), or Circular [2023] No. 12, jointly issued by the State Ministry of Finance and State Administration for Taxation in August 2023, an SLPE is entitled to a preferential tax rate of 20% with a 75% reduction on its annual taxable income and the preferential tax treatment is extended to December 31, 2027.

Accordingly, Shenzhen Baowang E-commerce Co., Ltd., the wholly-owned subsidiary of one of the VIEs enjoyed a preferential tax rate of 20% with a 75% reduction on their annual taxable income from January 1, 2019 to December 31, 2023. Shenzhen Fanhua Training Co., Ltd. a subsidiary of our claims adjusting segment, enjoy a preferential tax rate of 20% with 75% on their annual taxable income from January 1, 2019 to December 31, 2020 , an 87.5% reduction on their annual taxable income from January 1, 2021 to December 31, 2022 and a 75% reduction on their annual taxable income for the fiscal year of 2023. Shanghai Fanhua Teamhead Insurance Surveyors & Loss Adjustors Co., Ltd., enjoyed a preferential tax rate of 20% with a 87.5% reduction on its annual taxable income for the portion not exceeding RMB1 million and a 50% reduction for the portion between RMB1 million to RMB3 million from January 1 2020 to December 31, 2021, enjoyed a preferential tax rate of 20% with a 87.5% reduction on its annual taxable income for the portion not exceeding RMB1 million and a 75% reduction for the portion between RMB1 million to RMB3 million for the fiscal year of 2022, and enjoyed a preferential tax rate of 20% with a 75% reduction on their annual taxable income for the fiscal year of 2023. Suzhou Feibao Smart Service Consulting Co., Ltd. (previously known as Suzhou Junzhou Healthcare Management Co., Ltd.) enjoyed a preferential tax rate of 20% with a 75% reduction on their annual taxable income for the fiscal year of 2023.

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

We are currently operating under two reporting operating segments: (1) insurance agency, and (2) claims adjusting.

	For the Year Ended December 31,
	2022	2022 to 2023 Percentage Change	2023
	RMB	%	RMB	US$
	(in thousand except percentage)
Consolidated Statement of Income Data
Net revenues:
Agency	2,376,851	16.1	2,760,448	388,801
Life insurance business	2,237,312	15.9	2,593,803	365,330
Non-life insurance business	139,539	19.4	166,645	23,471
Claims adjusting	404,763	8.2	437,941	61,683
Total net revenues	2,781,614	15.0	3,198,389	450,484
Operating costs and expenses:
Agency	(2,068,194)	17.1	(2,422,386)	(341,187)
Claims adjusting	(416,619)	0.5	(418,589)	(58,958)
Other	(128,126)	26.1	(161,589)	(22,758)
Total operating costs and expenses	(2,612,939)	14.9	(3,002,564)	(422,903)
Income from operations
Insurance agency	308,657	9.5	338,062	47,614
Claims adjusting	(11,856)	N/A	19,352	2,725
Other	(128,126)	26.1	(161,589)	(22.758)
Income from operations	168,675	16.1	195,825	27,581
Other income, net:
Gains (loss) from fair value change	－	N/A	102,867	14,489
Investment income	17,809	175.8	49,106	6,917
Interest income, net	13,674	(58.4)	5,690	801
Others, net	(3,823)	(4.0)	(3,670)	(517)
Income from operations before income taxes and share of income and impairment of affiliates, net	196,335	78.2	349,818	49,271
Income tax expense	(41,016)	44.8	(59,402)	(8,367)
Share of income and impairment of affiliates, net	(69,596)	(98.1)	(1,317)	(185)
Net income	85,723	237.2	289,099	40,719
Less: Net income attributable to the noncontrolling interests	(14,549)	N/A	8,622	1,215
Net income attributable to the Company’s shareholders	100,272	179.7	280,477	39,504

Year ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenues

Our total net revenues increased by 15.0% from RMB2,781.6 million in 2022 to RMB3,198.3 million (US$450.5 million) in 2023.

Net revenues from insurance agency segment

Net revenues from our insurance agency segment consist of net revenues derived from our life insurance business and non-life insurance business.

●	Net revenues from our insurance agency segment increased by 16.1% from RMB2,376.8 million in 2022 to RMB2,760.4 million (US$388.8 million) in 2023.

●	Net revenues from life insurance agency business consist of first year commissions, renewal commissions collected and renewal commissions recognized related to variable consideration estimates. Net revenues for the life insurance business increased 15.9% from RMB2,237.3 million in 2022 to RMB2,593.8 million (US$365.3 million) in 2023. The increase was mainly due to (i) productivity improvement in performing agents and increase in contributions from top-performing agents; (ii) contribution from newly acquired entities, partially offset by the decrease in renewal commission income as a result of the decreased average portfolio based renewal commission rate, and to a lesser extent, due to changes in product mix. In 2023, total life insurance GWP increased by 29.8% year-over-year to RMB16,110.0 million, of which FYP grew by 36.0% year-over-year to RMB3,478.1 million while renewal premiums increased by 28.2% year-over-year to RMB12,631.9million. Net revenues generated from our life insurance business accounted for 81.1% of our total net revenues in 2023.

Revenues for the non-life insurance business were mainly derived from commissions generated for internet-based insurance products sold on Baowang, including medical insurance, accident insurance, travel insurance and homeowner insurance products. and to a lesser extent from commissions and services fees from the provision of insurance brokerage services for commercial line of insurance products Net revenues generated from the non-life insurance business accounted for 5.2% of our total net revenues in 2023.

●	Net revenues from our claims adjusting segment increased by 8.2% from RMB404.8 million in 2022 to RMB437.9 million (US$61.7 million) for 2023. The increase was mainly due to business recovery after the pandemic. Revenues generated from the claims adjusting business accounted for 13.7% of our total net revenues in 2023.

Operating Costs and Expenses

Operating costs and expenses increased by 14.9% from RMB2,612.9 million in 2022 to RMB3,002.6 million (US$422.9 million) for 2023.

●	Operating costs and expenses for our insurance agency segment increased by 17.1% from RMB2,068.2 million in 2022 to RMB2,422.4 million (US$341.2 million) in 2023, mainly dut to the increase in insurance revenue generated from the agency business and expenses incurred by the acquired business which was consolidated since the first quarter of 2023.

●	Operating costs and expenses for our claims adjusting segment increased by 0.5% from RMB416.6 million in 2022 to RMB418.6 million (US$59.0 million) in 2023, largely in line with the increase in revenue for the claims adjusting business.

Income from Operations

As a result of the foregoing factors, we recorded an operating income of RMB195.8 million (US$27.6 million) for 2023, increased by 16.1% from RMB168.7 million in 2022.

●	Income from operations for our agency insurance segment increased by 9.5% from RMB308.7 million in 2022 to RMB338.1 million (US$47.6 million) in 2023, which was primarily due to the increase of revenue and operating expenses saving from personnel optimization and decrease in the number of sales outles.

●	Operations income for our claims adjusting segment was RMB19.4 million (US$2.7million) in 2023, as compared to operating loss of RMB11.9 million in 2022.

●	Other loss from operations represented operating loss incurred by the headquarters, which was not allocated to each business segment. Operating loss incurred by the headquarters increased by 26.1% from RMB128.1million in 2022 to RMB161.6 million (US$22.8 million) in 2023, mainly due to increased expenditures for the execution of the Professionalization, Digitalization and Open Platform strategy.

Other Income

Gains from fair value change. Gains from fair value change was RMB102.9million (US$14.5 million), primarily represents: (i) an unrealized holding gain of RMB96.2 million (US$13.6 million) in 2023, reflecting a change in the fair value of the Company’s equity interests holding in Cheche; in which we own approximately 3.2% (ii) an unrealized income of RMB6.6 million (US$0.9 million) representing a change in the fair value of the contingent consideration in regard to business combinations in the first quarter of 2023.

Investment Income. Investment income represents income received from short-term investments..Our investment income increased by 175.8% from RMB17.8 million in 2022 to RMB49.1 million (US$6.9 million) in 20223.

Income Tax Expense

Our income tax expense increased by 44.9% from RMB41.0 million in 2022 to RMB59.4 million (US$8.4 million) in 2023. The effective tax rate for 2023 was 17.0% compared with 20.9% in 2022.

Share of Income of Affiliates, net of Impairment

Our share of income of affiliates, net of impairment was a loss of RMB1.3 million (US$0.2 million) for 2023, as compared to the share of income of affiliates, net of impairment of a loss of RMB69.6 million in 2022.

The share of income and impairment of affiliates for 2023 represented share of loss of HPH.

The share of income of affiliates, net of impairment in 2022 included (i) an other-than-temporary impairment loss of RMB78.3 million on investment in CNFinance, reflecting a write-down to the fair value of the investment as measured by its closing market price on March 31, 2022, and (ii) share of income from CNFinance of RMB11.3million (US$1.6 million) for 2022.

Net Income Attributable to the Non-controlling Interests

The net income attributable to the non-controlling interests was RMB8.6 million (US$1.2 million) in 2023, as compared to the net loss attributable to the non-controlling interests of RMB14.5 million in 2022, primarily due to (i) the increase in profits from our subsidiaries operating claims adjusting business in which we currently own 44.7% equity interests; and (ii) profit from Zhongrong Smart Finance Information Technology Co., Ltd. and Jilin Zhongji Shi’An Insurance Agency Co., Ltd, the newly acquired subsidiaries in 2023.

Net Income Attributable to the Company’s Shareholders

As a result of the foregoing factors, our net income attributable to our shareholders increased by 179.7% from RMB100.3 million in 2022 to RMB280.5 million (US$39.5 million) in 2023.

Foreign Currency

We have foreign currency bank deposits which are primarily denominated in U.S. dollars. The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB7.0812 per U.S. dollar in December 2023. The fluctuation of the exchange rate between the RMB and U.S. dollar and HK dollar resulted in a foreign currency translation gain of RMB2.2 million (US$0.3 million) in 2023, when we translated our financial assets from U.S. dollar and HK dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities. As of December 31, 2023, we had RMB521.5 million (US$73.5 million) in cash and cash equivalents, and RMB928.3 million (US$103.7 million) in short-term investments. Our cash and cash equivalents consist of cash on hand and bank deposits and our short-term investments consisting of short-term, highly liquid investments that are readily convertible to known amounts of cash, and have an insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to fund dividend distribution, maintenance and development of online and digital platforms including FA App, Baoxian.com, eHuzhu, Fanhua RONS DOP, Fanhua RONS Guanjia, Fanhua Policy Escrow System and Fanhua WeCom, investment to digitalize our mid-office and back-office functions, establishment of new branches and sales outlets, working capital requirements, automobiles and office equipment purchases, office renovation and rental deposits.

We expect to require cash to fund our ongoing business needs, particularly acquisitions of complementary business including quality insurance intermediary companies which we expect to fund in stock payment and cash to a lesser degree, further expansion of our distribution and service network in China with the focus on developing a more professional sales force in major cities, the development of digital capabilities and expand our market presence in international markets.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	137,752	101,787	14,336
Net cash used in investing activities	(127,562)	(234,308)	(33,002)
Net cash provided from (used in) financing activities	(20,371)	86,176	12,138
Net decrease in cash and cash equivalents and restricted cash	(10,181)	(46,345)	(6,528)
Cash and cash equivalents and restricted cash at the beginning of the year	656,522	648,211	91,299
Cash and cash equivalents and restricted cash at the end of the year	648,211	602,004	84,790

Operating Activities

Net cash generated from operating activities amounted to RMB101.8million (US$14.3 million) for the year ended December 31, 2023, primarily attributable to (i) a net income of RMB289.1 million (US$40.7 million), (ii) adjustments of depreciation expense of RMB16.2 million (US$2.3 million), non-cash operating lease expense of RMB69.7 million (US$9.8 million), provision for allowance for credit losses on financial assets of RMB24.6 million (US$3.5 million),share-based compensation expenses of RMB17.1million (US$2.4 million), share of income of affiliates, net of impairment of RMB1.3 million (US$0.2 million) and investment income of RMB17.0 million (US$2.4 million), change in fair value of equity investments of RMB96.2 million(US$13.6 million), fair value gain on contingent considerations, net of RMB6.7 million(US$ 0.9 million) which were non-cash items and, (iii) increases of contract assets of RMB327.4 million (US$46.1 million), and accrued commissions of RMB364.0 million (US$51.3 million), offset by decrease of other current asset of RMB8.6 million (US$1.2 million), other receivables of RMB9.0 million (US$1.3 million), accounts payable of RMB362.1 million (US$51.0 million), insurance premium payables of RMB1.6 million (US$0.2 million) related to non-life business contributed by channel vendors of Baowang, other payables and accrued expenses of RMB2.1million (US$0.3 million), accrued payroll of RMB8.8 million (US$1.2 million),income taxes payable of RMB29.9 million (US$4.2million), other tax liability of RMB2.3 million (US$0.3 million) and lease liability of RMB68.3 million (US$9.6 million).

Net cash generated from operating activities amounted to RMB137.8million (US$20.0 million) for the year ended December 31, 2022, primarily attributable to (i) a net income of RMB85.7 million (US$12.4 million), (ii) adjustments of depreciation expense of RMB19.5 million (US$2.8 million), non-cash operating lease expense of RMB90.4 million (US$13.1 million), provision for allowance for credit losses on financial assets of RMB30.7 million (US$4.5 million), share of income of affiliates, net of impairment of RMB69.6 million (US$10.1 million) and investment income of RMB10.9 million (US$1.6 million), which were non-cash items and, (iii) increases of contract assets of RMB204.2 million (US$29.6 million), accrued commissions of RMB127.6 million (US$18.5 million) and accounts payable of RMB22.1 million (US$3.2 million), offset by decrease of other current asset of RMB8.6 million (US$1.3 million), other receivables of RMB37.3 million (US$5.4 million) insurance premium payables of RMB7.4 million (US$1.1 million) related to non-life business contributed by channel vendors of Baowang, other payables and accrued expenses of RMB16.3million (US$2.4 million), accrued payroll of RMB15.8 million (US$2.3 million), other tax liability of RMB36.6 million (US$5.3 million) and lease liability of RMB88.6 million (US$12.8 million).

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was RMB234.3 million (US$33.0 million), primarily attributable to cash used to purchase short-term investment products of RMB4,399.9 million (US$619.7 million), purchase of long-term investments of RMB135.5 million (US$19.1 million), cash lent to third parties of RMB160.0 million(US$22.5 million), purchase of property, plant and equipment of RMB13.0 million (US$1.8 million) and disposal of subsidiaries, net of cash disposed of RMB2.4 million(US$0.3 million), offset by proceeds from the disposal of short-term investments of RMB4,226.0 million (US$595.2 million) that matured, repayment of loan receivables from a third party of RMB229.0 million(US$32.3 million) and cash acquired from business acquisitions of RMB18.5 million(US$2.6 million).

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

Financing Activities

Net cash generated from financing activities was RMB86.2 million (US$12.1 million) for the year ended December 31, 2023, attributable to proceeds from bank borrowings of RMB182.3 million(US$25.7 million) and capital contribution from non-controlling interests of RMB7.3 million(US$1.0 million), partially offset by repayment of bank and other borrowings of RMB62.8 million(US$8.8 million), and repurchase of ordinary shares from open market of RMB40.6 million(US$5.7 million).

Net cash used in financing activities was RMB20.4 million (US$3.0 million) for the year ended December 31, 2022, attributable to settlement of dividend payable payments totaling RMB52.1 million (US$7.5 million), partially offset by proceeds from bank and other borrowings of RMB35.7 million (US$5.2 million).

Material cash requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and tax liabilities.

We incurred capital expenditures of RMB30.8 million, RMB77.7 million and RMB13.0 million (US$1.8 million) for the years ended December 31, 2021, 2022 and 2023, respectively. Our capital expenditures have been used primarily to construct our IT infrastructure and online platforms, and to purchase automobiles and office equipment for newly-established sales outlets. We estimate that our cash commitments including our cash requirements will increase substantially in the following two or three years as we pursue selective acquisitions of quality insurance intermediaries companies in combination of stock payments and cash to accelerate the expansion of our open platform and we increase investments to enhance the professional skills of our existing sales force through training and digital empowerment, maintain and upgrade our IT infrastructure and digital platforms and enhance digital operation capabilities. We anticipate funding our future capital expenditures primarily with net cash flows from financing and operating activities.

Our operating lease obligations consist of undiscounted minimum lease payment included in the measurement of operating lease liabilities under the lease agreements for our office premises. Our leasing expense was RMB114.6 million, RMB98.8 million and RMB82.6(US$11.6 million) in 2021, 2022 and 2023, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

We had uncertain tax liabilities of RMB34.4 million (US$4.8 million) for 2023. As we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, such liabilities are excluded from the contractual obligations discussed above. Other than the contractual obligations and commercial commitments discussed above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2023.

As of December 31, 2022 and 2023, total outstanding of balance short-term loans amounted to RMB35.7 million and RMB164.3 million (US$23.1 million), respectively, which consisted of RMB denominated borrowings made by the Company’s subsidiaries from financial institutions in mainland China and were repayable within one year.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. As a result, as of December 31, 2023, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily in China through our subsidiaries and our consolidated VIEs, Xinbao Investment, Fanhua RONS Technologies and their affiliates in China and a small portion of our operations in Hong Kong SAR. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries and service fees paid by our consolidated VIEs. If our subsidiaries or consolidated VIEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated VIEs in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and before the Foreign Investment Law becomes effective on January 1, 2020, our wholly-owned subsidiaries had to set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of EIT on dividends derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividends distributed by such foreign-invested enterprises. As of December 31, 2023, our restricted net asset was RMB1,510.1 million (US$212.7 million). This amount is composed of the registered equity of our PRC subsidiaries and the statutory reserves described above. Our ability to pay dividends primarily depends upon dividends paid by our subsidiaries. As of December 31, 2023, we had aggregate undistributed earnings of approximately RMB1,664.4 million (US$234.4 million) that were available for distribution. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Along with the accumulation of historical renewal data and experiences, we re-evaluate the appropriateness of the constraint applied on an on-going basis and adjust the constraint accordingly when we observe more evidence that would suggest that the long-term expectation underlying the assumptions has changed. Accordingly, the constraint applied to existing business’s total estimated renewal commissions we expect to receive for all sold long-term life insurance products decreased from 69% as of December 31, 2022 to 51% as of December 31, 2023.  Considering the difference in historical product matrix and portfolio of renewal data, we apply different constraints in estimating the renewal commission revenues to its existing business and the newly acquired entities. Accordingly, the constraints applied to Zhongrong’s and Zhongji’s total estimated renewal commissions we expect to receive for all sold long-term life insurance products are 12% and 35%, respectively, as of December 31, 2023.

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

Business Combinations

Business combinations are recorded using the acquisition method of accounting. We allocate the purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, expected cash flows and discount rates.

Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. We use various techniques to determine fair value in such instances, including the income approach. Significant estimates used in determining fair value include, but are not limited to, cash flow projections, discount rate and useful lives. Allocation of purchase consideration to identifiable assets and liabilities affects our amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite lived intangible assets, including goodwill, are not amortized. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value. See Note 3 of the Notes to the Consolidated Financial Statements for information regarding business combination.

Recent Accounting Pronouncements

See Item 18 of Part III, “Financial Statements—Note 2—Summary of Significant Accounting Policies—(ab) Recently accounting pronouncements issued not yet adopted”.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chin Hua Peh	76	Chairman of the Board of the Directors
Yinan Hu	58	Chief Executive Officer and Vice-Chairman of the Board of Directors
Peng Ge	52	Chief Financial Officer and Director
Bin Chuang Lin	41	Chief Strategy Officer and Director
Lichong Liu	51	Chief Operating Officer and Vice President
Jun Li	50	Chief Digital Officer and Vice President
Yunxiang Tang	78	Independent Director
Allen Warren Lueth	55	Independent Director
Mengbo Yin	68	Independent Director

Mr. Chin Hua Peh has served as our chairman of the board since February 2024. Mr. Peh founded the Singapore White Group Pte. Ltd., or White Group, in 2005 and is the current Executive Chairman and President of White Group, as well as the Chairman of the US Investment Fund Group. He was formerly Managing Director of the Shinglee Book Holdings, the founder and Executive Chairman of Dragonland Group, a listed company on the main board of Singapore, and the Vice Chairman of TFC Bank Holdings in the United States and the Chairman of NTUC Seacare Holding Ltd. He was a former Member of Parliament in Singapore for 13 years (1988-2001). He had actively contributed to Singapore’s social and political service for 29 years and was awarded National Day Public Service Medal for his commendable efforts in public service. Mr. Peh graduated with an Executive Masters in Business Administration from the National University of Singapore.

Mr. Yinan Hu is our co-founder and has been our chairman of the board of directors and chief executive officer since December 2021 and has been our director since our inception in 1998. He is currently a member of the board of directors of HPH, which is a public company listed in the U.S. From 1998 to September 2017, he was the chairman of our board of directors. From 1998 to October 2011, Mr. Hu served as our chief executive officer. From 1993 to 1998, Mr. Hu served as chairman of the board of directors of Guangdong Nanfeng Enterprises Co., Ltd., a company he co-founded that engaged in import and export, manufacturing of wooden doors and construction. From 1991 to 1995, Mr. Hu was an instructor of money and banking at Guangdong Institute for Managers in Finance and Trade. Mr. Hu received a bachelor’s degree and a master’s degree in economics from Southwestern University of Finance and Economics in China.

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

Mr. Ben Lin has been our director and chief strategy officer since July 2023. Mr. Lin was our Co-chairman from July 2023 to February 2024. Before joining Fanhua, Mr. Lin was Vice President and Investment Analyst at Capital Group based in Hong Kong SAR from 2016 to 2023. Ben’s research and investment responsibility included the Asia Pacific Insurance Sector, Industrial and Consumer Goods. Prior to that, he was a Managing Director with Morgan Stanley Asia. From 2009 to 2014, he was the Head of Asia Pacific Insurance Research and was consistently ranked as a top analyst in the region. In 2015, Mr. Lin became the Head of China Internet Research. Before Morgan Stanley, he was an Executive Director with Nomura Securities Hong Kong SAR and was the Head of Asia Pacific Insurance Research from 2007 to 2009. Mr. Lin started his career in 2005 with Credit Suisse Sydney covering the Australian Insurance and Diversified Financials sector and moved to Hong Kong SAR in a similar role in 2007. He graduated from Macquarie University Sydney with a Master of Commerce degree and was an Associate of the Institute of Actuaries Australia.

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

Mr. Allen Lueth has been our independent director since August 2007. Mr. Lueth is currently a member of the board of directors of Greatview Aseptic Packaging Company Limited, a company listed in Hong Kong. Since March 2024, Mr. Lueth has been serving as a chief operating officer of Wellington College China, an educational institution primarily engaged in providing education services in the PRC and the United States of America. From February 2021 to March 2024, Mr. Lueth served as CEO of Great Leap Brewery, a company engaged in the brewing and selling of beer in the PRC through third-party sales and its restaurants. From September 2019 to February 2021 Mr. Lueth served as the president and chief financial officer of International Institute of Education Group, a company mainly engaged in language education in the PRC. From 2017 to 2019 and 2010 to 2017, Mr. Lueth served as a chief financial officer for Asia-Pacific region and a vice president of finance for the PRC region for Cardinal Health, a Fortune 500 company engaged in the healthcare industry, respectively. From 2005 to 2010, Mr. Lueth served as a vice president of finance and strategy for the PRC region for Zuellig Pharma China, which was then acquired by Cardinal Health in 2010. Mr. Lueth worked for GE Capital from 1998 to 2004 in a variety of roles, including chief financial officer and chief executive officer for the Taiwan operations, and the representative for China. Earlier, he served with Coopers & Lybrand as an auditor. Mr. Lueth obtained his certificate as a certified public accountant in 1991 and a certified management accountant in 1994. Mr. Lueth received his bachelor of science in accounting degree from the University of Minnesota and an MBA degree from the Kellogg School of Management at Northwestern University.

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

B. Compensation

In 2023, the aggregate cash compensation, including reimbursement of expenses, to our executive officers which include executive directors was approximately RMB4.9 million (US$0.9 million), and the aggregate cash compensation to our non-executive directors was approximately RMB2.0 million (US$0.3 million). We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our executive officers and directors except for statutory social security payment.

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

As of March 31, 2024, all of the options under 2007 Share Incentive Plan had been exercised or forfeited.

2022 Share Incentive Plan

On August 12, 2022, our board of directors adopted a share incentive plan under which we have reserved 161,143,768 ordinary shares for issuance, which was approximately 15% of our outstanding ordinary shares as of June 30, 2022 (“2022 Share Incentive Plan”).

Simultaneously, our board of directors approved the grant of options to purchase an aggregate of 4,000,000 ordinary shares to independent directors pursuant to the 2022 Share Incentive Plan (the “2022 Option 1”). The exercise price of these options is US$0.2305 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market one day prior to the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). The options are scheduled to vest over a four-year period starting from August 31, 2023, subject to their continued service with us. As of March 31, 2024, options to purchase 1,760,000 ordinary shares  related to 2022 Option 1 have been vested.

On February 6, 2023, our board of directors approved the grant options to purchase an aggregate of 13,680,000 ordinary shares to certain top agents who have met the requirements for Million Dollar Round Table Membership, pursuant to the 2022 Share Incentive Plan (the “2022 Option 2”). The exercise price of these options is US$0.05 per ordinary share. The options are scheduled to vest over a two-year period starting from March 31, 2024, subject to the achievement of certain key performance indicators by the option holders and their continued service with us. As of March 31, 2024, options to purchase 11,300,000 ordinary shares related to 2022 Option 2 were outstanding.

Restricted Share Units

On August 16, 2023, our board of directors approved the grant of 536,990 restricted share units in the form of ADS (“RSUs”) to Ben Lin, our chief strategy officer. The RSUs are scheduled to vest over a five-year period starting from June 30, 2024, subject to his continued service with us.

2023 Share Incentive Plan

On February 20, 2024, our board of directors adopted a share incentive plan under which we have reserved 113,423,618 ordinary shares for issuance, which was approximately 10% of our outstanding ordinary shares as of December 31, 2023 (“2023 Share Incentive Plan”). As of March 31, 2024, no options or RSUs have been granted under 2023 Share Incentive Plan.

The following paragraphs describe the principal terms of the Share Incentive Plans as currently in effect.

Types of Awards.

The types of awards we may grant under our 2022 Share Incentive Plan and 2023 Share Incentive Plan include the following:

●	options to purchase our ordinary shares;

●	restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture, restrictions on transferability and other restrictions; and

●	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, which may be subject to forfeiture.

Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under the 2022 and 2023 Share Incentive Plans will be adjusted to reflect the ratio of ADSs to ordinary shares.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive share options, or ISOs, only to our employees and employees of our majority-owned subsidiaries.

Plan Administration. The compensation committee of our board of directors, or a committee designated by the compensation committee, will administer the 2022 and 2023 Share Incentive Plans. However, awards made to our independent directors must be approved by the entire board of directors. The compensation committee or the full board of directors, as appropriate, will determine the individuals who will receive grants, the types of awards to be granted and terms and conditions of each award grant, including any vesting or forfeiture restrictions.

Award Agreement. Awards granted under our 2022 and 2023 Share Incentive Plans will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement may also specify whether the option constitutes an ISO or a non-qualifying share option.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2022 and 2023 Share Incentive Plans. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and any forfeiture provisions will terminate immediately before the date of the change-of-control transaction. If the successor entity assumes our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards will automatically become fully vested and exercisable.

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

Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2022 and 2023 Share Incentive Plans. Amendments to the 2022 and 2023 Share Incentive Plans are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2022 and 2023 Share Incentive Plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2022 and 2023 Share Incentive Plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2007 Share Incentive Plan.

As of March 31, 2024, options to purchase 15,300,000 ordinary shares of the Company were outstanding and an aggregate of 536,990 RSUs in ADSs have been issued and outstanding.

The following table summarizes, as of March 31, 2024, the outstanding options that we granted to our directors and to other individuals as a group.

Name	Options Outstanding	Exercise Price (Per Ordinary Share)(US$)	Grant Date	Expiration Date
Yunxiang Tang	1,600,000	0.2305	August 12, 2022	August 12, 2032
Allen Warren Lueth	800,000	0.2305	August 12, 2022	August 12, 2032
Mengbo Yin	800,000	0.2305	August 12, 2022	August 12, 2032
Former director	800,000	0.2305	August 12, 2022	August 12, 2032
Other individuals as a group	11,300,000	0.05	February 6, 2023	February 6, 2033

2024 Share Option Grants

On February 2, 2024, share options were granted to certain employees of the Company and top agents to purchase 5,799,925 ADSs of HPH as a supplement of salary and benefit packages. Pursuant to the share incentive program, the exercise price of these options is US$0.001 per HPH’s ADS. The options are scheduled to vest over a one-year period starting from March 1, 2025, subject to the achievement of certain key performance indicators by the option holders and their continued service with the Company.

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

Following the resignation of Mr. Stephen Markscheid, our former independent director on February 1, 2024, the Board comprises of seven directors, of which three are independent directors. As such, the Company currently does not meet the requirements set forth in Nasdaq Stock Market Rule 5605(b)(1) that a majority of the Board shall comprise of independent directors. Our Cayman Island counsel has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, the Company is not required to follow the relevant rules and that the Company would like to follow home country practice. Nonetheless, the Board will make its best endeavors to identify a suitable candidate to fill the vacancy as soon as practicable to meet the above requirements.

During 2023, our board of directors met in person or passed resolutions by unanimous written consent four times. In addition, our independent directors held executive sessions without the presence of non-independent directors or members of management twice during 2023. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

Committees of the Board of Directors

We have established four committees under the board of directors: the audit committee, the compensation committee, the corporate governance and nominating committee and financial reporting and disclosure committee and have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Allen Lueth (chairman), Yunxiang Tang and Mengbo Yin, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	overseeing the implementation of the Company’s Cybersecurity Policy and reviewing and approving the relevant disclosure

●	meeting separately and periodically with management, the independent auditors and the internal auditor; and

●	reporting regularly to the full board of directors.

In 2023, our audit committee held meetings or passed resolutions by unanimous written consent five times.

Compensation Committee. Our compensation committee consists of Yunxiang Tang (chairman) and Allen Lueth, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2023, our compensation committee held meetings or passed resolutions by unanimous written consent twice.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mengbo Yin (chairman) and Allen Lueth, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2023, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent twice.

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

In 2023, our financial reporting and disclosure committee held meetings by unanimous written consent twice.

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

Board Diversity

The table below provides certain information regarding the composition of our board of directors, based on the self-identification of each board member.

Board Diversity Matrix (As of March 31, 2024)
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	7	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

We have a diverse board consisting of members from a wide variety of backgrounds, expertise, skills, and experiences. The members of the board consisted of industry professionals with insurance and financial backgrounds including one independent director who has worked in financial risk assessment.

Under Rule 5606(f)(2) and Rule 5606(f)(6) of the Nasdaq Listing Rules, we are required to (i) have, or explain why we do not have, at least one “diverse” (as such term is defined in Rule 5606(f)(2)(B) of the Nasdaq Listing Rules) director by December 31, 2023, and (ii) have, or explain why we do not have, at least two diverse directors by December 31, 2025. As of March 31, 2024, we did not have at least one diverse director because we have not yet identified a suitable candidate. Historically, we have not adhered to any specific targets or quotas in determining Board membership. However, we are committed to increasing diversity on the Board and recognize the benefits of bringing in fresh perspectives. We will continue our search for a suitable candidate in order to increase the diversity of our board.

D. Employees

Employees, Sales Agents and Training

We had 5,785, 5,328 and 4,664 employees as of December 31, 2020, 2021 and 2023, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees by function as of December 31, 2023:

	Number of Employees	% of Total
Management	512	11.0
Administrative staff	1,497	32.1
Financial and accounting staff	173	3.7
Professional claims adjustors	2,287	49.0
Information technology staff	195	4.2
Total	4,664	100.0

The following table sets forth the number of our employees by gender as of December 31, 2023:

	Female	Male
Management	149	364
Other staff	1,522	2629
Total	1,671	2993

The following table sets forth the number of our employees by age as of December 31, 2023:

	Persons	% of Total
< 30 years old	1,669	35.8
30-50 years old	2,794	59.9
> 50 years old	201	4.3
Total	4,664	100.0

As of December 31, 2021, 2022 and 2023, we had 284,053, 141,088 and 87,851 registered sales agents respectively. Of the 87,851 registered sales agents as of December 31, 2023, the number of performing agents was 45,358 A majority of these sales agents are independent sales agents who are not our employees and are only compensated by commissions. We have contractual relationships with these sales agents. Our insurance advisors are our employees and are compensated by both base salaries and commissions. We primarily distribute life insurance policies with a periodic premium payment schedule. For the sale of each of such life insurance policy, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance companies for the sale and renewal of that policy, generally up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period. For the sale of each life insurance policy with a single premium payment schedule or non-life policy, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from insurance companies for the sale of that policy.

For our traditional sales force, our life insurance sales agents are typically organized into sales teams with a multilevel hierarchy, typically with five layers and to a lesser degree with two layers as it is in the case of our Yuntong branches and family office teams. A life insurance sales agent not only receives a commission for the insurance policies that he or she sells, but also a commission for insurance policies sold by agents under his or her management.

Our sales agents, in-house sales representatives and claims adjustors are valuable to us and are instrumental in helping us build and maintain long-term relationships with our customers. Therefore, we place a strong emphasis on training our sales force. We provide training to both new sales agents and existing sales agents, on a monthly or quarterly basis, both offline and online. For new sales agents, we offer orientation courses that are designed to familiarize them with corporate culture, insurance products, and sales skills. For the existing sales agents, we offer on-the-job training courses that aim to enhance their sales skills and knowledge of various insurance products and develop skills to build and manage their own sales teams. Online training courses are also available on FA App and Fanhua RONS Livestreaming Platform, which enable sales agents to attend the courses anytime anywhere. We have also established an open-source lecturer platform which allows insurance veterans to upload self-developed courses and viewable on fee basis. As part of our efforts to professionalize our sales force, we will allocate more resources to enhance training. With the data insight gained through digital technologies, agents will be categorized into different levels based on various criteria including their qualification, capabilities and productivity and targeted training courses will be provided to help improve their professional skills and productivity.

We need employees well-equipped with professional knowledge to support our frontline sales agents and provide our clients with best quality of services. To maximize their performance and professional growth, we provide ample training opportunities through our well-established training platform e-learning system and “Fanhua Academy” available through FA App. Various courses were delivered by a large team of internal lecturers which include the Group’s senior management, department heads and senior employees with deep experience in various areas of our operations and external courses to acquaint them with our business and unleash their potential. To maintain training standards, we evaluate our lecturers and present awards for outstanding performance on an annual basis.

E. Share Ownership

We currently do not have specific stock ownership requirements for our CEO and other members of our management. The following table sets forth information with respect to the beneficial ownership of our shares, as of March 31, 2024, by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our shares.

As of March 31, 2024, there were 1,134,108,474 ordinary shares outstanding excluding treasury shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

Ordinary Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Chin Hua Peh	*	*
Yinan Hu(2)	*	*
Peng Ge(3)	*	*
Ben Lin	*	*
Lichong Liu(4)	*	*
Jun Li	*	*
Yunxiang Tang	*	*
Allen Warren Lueth	*	*
Mengbo Yin	*	*
All Directors and Executive Officers as a Group	13,244,480	1.2%

Principal Shareholders:
Highest Performances Holdings Inc.(5)	568,226,628	50.1%

*	Less than 1% of our total outstanding ordinary shares.

†	Except for our independent directors, the business address of our directors and executive officers is c/o 60/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China.

(1)	Percentage of beneficial ownership of each director and executive officer is based on 1,134,108,474 ordinary shares outstanding as of March 31, 2024.

(2)	This includes 10,041,200 ordinary shares in the form of ADSs directly held by Mr. Hu and excludes Mr. Hu’s indirect ownership of the Company through HPH. HPH acquired 50.1% equity interests of us, as the result of share exchange transactions between HPH and certain of our shareholders including Mr. Hu in December 2023. HPH is currently 25.6% held by Sea Synergy Limited, or Sea Synergy and 5.3% held by Kingsford Resources Limited, or Kingsford Resources. Sea Synergy is wholly-owned by Summer Day Limited which is 100% owned by Mr. Hu. Kingsford Resources is wholly owned by Better Rise. Mr. Hu holds 27.2% of the equity interests of Better Rise.

(3)	This does not include the indirect ownership of us through HPH. 6.6% of HPH is held by Green Ease Limited, or Green Ease, which is 100% held by High Rank Investment Limited, or High Rank. High Rank is 100% held by Mr. Ge. HPH is 5.3% held by Kingsford Resources. Kingsford Resources is wholly-owned by Better Rise. Mr. Ge holds 12.7% of the equity interests of Better Rise.

(4)	Includes 467,280 ordinary share in the form of ADSs directly held by Mr. Liu and excludes Mr. Liu’s indirect ownership of the Company through HPH which is 5.3% held by Kingsford Resources. Kingsford Resources is wholly-owned by Better Rise which is 58.1% held by Mr. Lichong Liu.

(5)	Represents 568,226,628 ordinary shares of the Company acquired by HPH in December 2023, as a result of share exchange transactions between HPH and certain shareholders of Fanhua including Mr. Hu, Mr. Ge, Mr. Liu and Mr. Li. The principal business and office address of the Reporting Person is 61F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People’s Republic of China.

None of our existing shareholders have different voting rights from other shareholders. Except for the pending potential investment from White Group, we are not aware of any other arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2024, J.P. Morgan Chase Bank, N.A., or J.P. Morgan, the depositary for our ADS program, is our only record holder in the United States, holding approximately 58.11% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with HPH

(i) On December 28, 2020, we entered into a framework strategic partnership agreement, or the Agreement, with Puyi Enterprise Management Advisory Co., Ltd., or Puyi Enterprise, an affiliate of HPH, pursuant to which, both parties, on the basis of full compliance with relevant regulatory and legal requirements, will share customer and channel resources and explore collaboration opportunities on the provision of value-added asset management services to Chinese households, by leveraging both parties’ respective strength in insurance and financial services.

(ii) Pursuant to the framework agreement, starting from 2021, Puyi Enterprise has been providing referral and marketing services of our insurance products to their clients when their clients have such needs while our agents will be responsible for handling the purchasing procedures and other services. In 2023, we incurred a total of RMB1.5 million commission cost to Puyi Enterprise and the balance of accounts payable as of December 31, 2023 was nil.

(iii) In order to diversify our services and product offerings, we started to provide referral services of publicly-raised and privately-raised fund products provided by HPH’s business partners. When our clients have needs for fund products, we referred HPH’s financial advisors to them and HPH’s financial advisors will be responsible for providing product information and handling purchasing procedures. In 2023, we incurred RMB0.5 million referral service fee from HPH and the balance of account receivable as of December 31, 2023 was nil.

(iv) On March 7, 2022, we entered into an agreement with Puyi Consulting, pursuant to which Puyi Consulting provided training services and customer salon support services to our agents. In 2023, we incurred RMB3.2 million services expenses to Puyi Consulting and the balance of other payable as of December 31, 2023 was nil.

In December 2023, we transferred all of our 4.46% equity interests in HPH, or 4,033,600 ordinary shares of HPH, back to HPH. Concurrently, our wholly-owned subsidiary acquired 15.41% equity interests in Puyi Fund, a wholly-owned subsidiary of HPH, in exchange of the aforementioned 4,033,600 ordinary shares of HPH acquired by HPH and an additional cash consideration of approximately RMB10.5 million. Upon completion of the transactions, Fanhua ceased to directly hold any equity interest in HPH.

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Regulatory Proceedings

We are currently not a party to any material litigation or legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business. In addition, the CBIRC may make inquiries and conduct examinations concerning our compliance with PRC laws and regulations from time to time. These administrative proceedings have resulted in administrative sanctions, including fines of RMB0.3 million in aggregate in 2023, which were not material to us. While we cannot predict the outcome of any pending or future examination, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

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

See “—C. Markets.”

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

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax, estate duty or gift tax. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or after execution brought within the jurisdiction of the Cayman Islands, or produced before a court of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Income Tax and Withholding Tax

The EIT Law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. The EIT Law imposes a withholding tax of 10% on dividends distributed by a PRC foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Holding companies in Hong Kong SAR, for example, are subject to a 5% withholding tax rate. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered a “non-resident enterprise” under the EIT Law.

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

In addition, if we are treated as a PRC resident enterprise, any gain realized on the transfer of the ADSs and/or ordinary shares by non-PRC resident investors may be regarded as derived from sources within the PRC and accordingly may be subject to a 10% PRC income tax in the case of non-PRC resident enterprises or 20% in the case of non-PRC resident individuals. The PRC tax on interest or gains may be reduced or exempted under applicable tax treaties between the PRC and the ADS holder’s home country. For example, according to an arrangement between the PRC and Hong Kong SAR, for the avoidance of double taxation, ADS holders who are Hong Kong SAR residents, including both enterprise holders and individual holders, may be exempted from PRC income tax on capital gains derived from a sale or exchange of the notes.

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

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Investors should consult their tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the United States federal estate or gift tax laws or the laws of any state, local or non-United States taxing jurisdiction and under any applicable tax treaty.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

ADSs

If you own our ADSs, then you generally should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. The remainder of this discussion assumes that a United States Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs generally are not expected to be be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for our taxable year ending December 31, 2023, however there can be no assurance to this regard. We believe we were also a PFIC for taxable years ended December 31, 2022, December 31, 2017 and taxable years prior to 2017. In addition, we believe that it is likely that one or more of our subsidiaries were also PFICs for such years.

A non-United States corporation such as the Company will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

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

If we are a PFIC for any taxable year (as we believe we were for taxable years ended December 31, 2023, December 31, 2022, December 31, 2017 and taxable years prior to 2017) during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC (as we believe we did in 2018) and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such an election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year (as we believe we were for taxable years ended December 31, 2023, December 31, 2022, December 31, 2017 and prior years) during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

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

If we are a PFIC for any taxable year (as we believe we were for our taxable years ended December 31, 2023, December 31, 2022, December 31, 2017 and prior years) during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries that are corporations (or other corporations in which we own equity interests) is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, “a lower-tier PFIC”) for purposes of the application of these rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.

If we are a PFIC for any taxable year (as we believe we were for our taxable years ended December 31, 2023, December 31, 2022, December 31, 2017 and prior years) during which you hold our ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock” (as defined below). If you make a mark-to-market election for our ADSs or ordinary shares, you will include in gross income for each taxable year that we are a PFIC (including our taxable year ended December 31, 2023) an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed below under “Item. 10 Additional Information—E. Taxation—United States Federal Income Taxation—Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower capital gains rate applicable to qualified dividend income generally would not apply.

The mark-to-market election is available only for “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election will be available to you for each taxable year for which we are a PFIC (including our taxable year ended December 31, 2023), but no assurances are given in this regard.

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

Because a mark-to-market election cannot be made for any lower tier PFICs that we may own, if we were a PFIC for any taxable year (as we believe we were for taxable years ended December 31, 2023, December 31, 2022, December 31, 2017 and prior years), a United States Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a United States shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the PFIC’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury Regulations. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds our ADSs or ordinary shares in any taxable year in which we are a PFIC (as we believe we were for taxable years ended December 31, 2023, December 31, 2022, December 31, 2017 and prior years) will be required to file an annual report containing such information as the United States Treasury Department may require. You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in 2023 on your investment in our ADSs or ordinary shares, as well as the application of the PFIC rules to your investment in our ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

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

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year. As discussed above under “––Passive Foreign Investment Company,” we believe that we were a PFIC for our taxable year ended December 31, 2023.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as are our ADSs are (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay, if any, on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information—E. Taxation—PRC Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation, subject to applicable limitations (including ineligibility for reduced rates as a result of our being a PFIC for the taxable year in which the dividend is paid or the preceding taxable year)

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Disposition of the ADSs or Ordinary Shares

You will recognize gain or loss on a sale or exchange of our ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in the ADSs or ordinary shares. Subject to the discussion under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company,” above, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual that has held the ADSs or ordinary shares for more than one year currently may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of our ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—PRC Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes, subject to certain limitations. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

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

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in our ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.

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

In accordance with Rule 5250(d) of the Nasdaq Listing Rules, we will post this annual report on Form 20-F on our website at https://ir.fanhgroup.com/financial-information/sec-filings. In addition, we will provide electronic or hard copies of our annual report free of charge to shareholders and ADS holders upon request.

I. Subsidiary Information

For a list of our subsidiaries as of March 31, 2024, see Exhibit 8.1 to this annual report.

J. Annual Report to Security Holders

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$3.1 million and HK dollar-denominated financial assets amounting to HK$25.0 million as of December 31, 2023. A 10% appreciation of the RMB against the U.S. dollar and HK dollar would have resulted in a decrease of RMB4.4 million (US$0.6 million) in the value of our U.S. dollar-denominated and HK dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees Payable by ADS Holders

We have appointed J.P. Morgan as our depositary. A copy of our Form of Deposit Agreement with J.P. Morgan was filed with the SEC as an exhibit to our Form F-6 registration statement initially filed on October 17, 2007 and amended on December 7, 2016, November 28, 2017 and November 16, 2022, or the Deposit Agreement. Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to J.P. Morgan, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

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

Direct Payments

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the program. For the years ended December 31, 2022 and 2023, the depositary reimbursed US$2.6 million and nil, respectively. As of March 31, 2024, approximately US$0.5 million was reimbursed to us from the depositary for the expenses incurred in 2023. For the years ended December 31, 2022 and 2023, 30% of the depositary reimbursement has been deducted as withholding income tax, respectively. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders.

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

Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2023, excluding Zhongrong Smart Finance Information Technology Co., Ltd., Jilin Zhongji Shi’An Insurance Agency Co., Ltd. and two other immaterial acquired businesses (collectively the “Acquired Businesses”), which were acquired in January 2023 and March 2023, and two other dates during 2023, respectively. The aggregated financial results from the Acquired Businesses constitute 4.4% of net assets, 9.8% of total assets, 19.3% of net revenues, and 1.1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2023, using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2023, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fanhua Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Fanhua Inc. and its subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated April 29, 2024, expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to the translation of Renminbi amounts into United States dollars amounts on those financial statements.

As described in the Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Zhongrong Smart Finance Information Technology Co., Ltd., Jilin Zhongji Shi’An Insurance Agency Co., Ltd. and two other immaterial acquired businesses (collectively the “Acquired Businesses”), which were acquired in January 2023 and March 2023, and two other dates during 2023, respectively. The aggregated financial results from the Acquired Businesses constitute 4.4% of net assets, 9.8% of total assets, 19.3% of net revenues, and 1.1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at the Acquired Businesses.

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

April 29, 2024

We have served as the Company’s auditor since 2021.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on the evaluation we conducted, management has concluded that there has been no such change during the period covered by this annual report on Form 20-F.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Allen Lueth, an independent director (under the standards set forth in Rule 5605 of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our investor relations website at https://ir.fanhgroup.com/corporate-governance

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) (PCAOB No. 1113) for the periods indicated.

	For the Year Ended December 31,
	2022	2023
	(US$ in thousands)
Audit fees(1)	1,550.0	1,700.0

(1)	“Audit fees” meant the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of quarterly financial statements included in our reports on Form 6-K, services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

(i) On December 20, 2022, our board of directors announced a share repurchase program which authorized us to repurchase up to US$20 million of its American depositary shares (“ADS”) from time to time. As of March 31, 2024 we had repurchased an aggregate of 726,616 ADSs (representing 14,532,320 ordinary shares) of the Company, at an average price of approximately US$7.4066 per ADS for a total amount of approximately US$5.4 million under this share repurchase program.

The following table summarizes the shares repurchase activity for the periods indicated.

Period	Total Number of ADSs Purchased	Average Price Paid per ADSs		Total Number of ADSs Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased under the Program
December 2022	72,465	US$	7.8473	72,465	US$	19,431,348.20
June 2023	385,876	US$	7.9436	458,341	US$	16,366,090.92
September 2023	37,118	US$	7.0558	495,459	US$	16,104,194.76
October 2023	8,319	US$	6.9457	503,778	US$	16,046,413.45
November 2023	30,000	US$	6.8331	533,778	US$	15,841,421.53
December 2023	65,128	US$	6.6076	598,906	US$	15,411,083.03
January 2024	90,889	US$	6.4229	689,795	US$	14,827,310.25
February 2024	36,821	US$	5.6770	726,616	US$	14,618,277.82
Total	726,616	US$	7.4066	726,616	US$	14,618,277.82

(ii) On December 27, 2023, certain shareholders of Fanhua entered into share exchange agreements with HPH, pursuant to which such shareholders agreed to exchange an aggregate of 568,226,628 ordinary shares of Fanhua beneficially owned by them for an aggregate of 284,113,314 newly issued ordinary shares of HPH. The exchange ratio for the transactions is 2 ordinary shares of Fanhua for every HPH ordinary share. Upon completion of the transactions on December 31, 2023, HPH becomes our largest shareholder, owning approximately 50.1% of Fanhua’s equity interests.

There were no other purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, by any affiliated purchaser.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Nasdaq Stock Market Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We followed home country practice with respect to annual meetings and did not hold an annual meeting of shareholders from 2009 to 2015 and from 2017 to 2021. However, we held an extraordinary general meeting on December 6, 2016 and obtained requisite shareholders’ approval to change the Company name from “CNinsure Inc.” to “Fanhua Inc.” We may hold annual or extraordinary shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

Pursuant to Nasdaq Stock Market Rule 5605(b)(1), a majority of the Board shall comprise of independent directors. Following the resignation of Mr. Stephen Markscheid, our former independent director on February 1, 2024, the Board comprises of seven directors, of which three are independent directors. As such, the Company currently does not meet the requirements. Our Cayman Island counsel has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, the Company is not required to follow the relevant rules and that the Company would like to follow home country practice.

Other than the annual meeting, share purchase plan to employees practices and the independent director majority requirement described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

We rely increasingly on information technology systems and network infrastructure to conduct operations and engage with our customers and business partners. As the complexity of our engagements grows, so do the potential threats from cyber intrusion, ransomware, denial of service, phishing, account takeover, data manipulation, and other cyber misconduct. To counter these threats, we have implemented comprehensive cybersecurity risk assessment procedures and taken various measures to ensure their effectiveness in reporting and managing cybersecurity risks. We have also integrated cybersecurity risk management procedures into our overall risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various operational levels, including access management, network management, system maintenance, data integrity, and proper use of information resources. We strive to manage cybersecurity risks and protect sensitive information through various means and processes, including, but not limited to, the following: (i) an incident response team designated to assess, contain, and mitigate the potentially harmful effects of cybersecurity incidents, including developing a comprehensive plan outlining the appropriate steps of incident response and disciplinary measures to be implemented upon the occurrence of such incidents, (ii) access control protocols based on a “least privilege” principle, which allows user access only to the resources necessary to perform their respective function(s); (iii) network security monitoring, including firewalls, Intrusion Detection Systems (IDS) and other programs to monitor suspect activity on our network, (iii) regular updates to keep our software and systems current through the use of automated patching solutions, and monitor news sources, industry consortia, and vendors for updates and threat information, and (iv) periodic review of information security controls by internal and external staff, and regular training sessions on information security conducted for employees. addition, we work with third-party cybersecurity professionals to guide and support our cybersecurity management efforts..We have implemented information technology access control procedures to oversee and identify cybersecurity risks associated with our third-party service providers. For example, third-party access may be evaluated and approved by our chief digital officer on a case-by-case basis and granted strictly in accordance with the “least privilege” principle, after such third parties have undergone a background check or other due-diligence process. Any third-party service providers connecting to our network must demonstrate that they are capable of maintaining appropriate safeguards to comply with applicable cybersecurity laws and regulations.

Although we have implemented various measures to mitigate cybersecurity threats, we cannot guarantee that cybersecurity risks will be completely eliminated, and we may from time to time be exposed to risks from cybersecurity threats. As of the date of this annual report, we have not experienced any cybersecurity incidents or identified any risks from cybersecurity threats that have affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

For more information regarding the risks associated with cybersecurity incidents, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—A computer system failure, cyber-attacks, any failure to protect the confidential information of our customers or other security breaches may disrupt our business, loss of customers, damage our reputation, result in potential liability and adversely affect our results of operations and financial condition.”

Cybersecurity Oversight and Governance

The audit committee of our board of directors is responsible for overseeing the Company’s risk management processes and the implementation of our cybersecurity policy. The board and the audit committee are aware of the rapidly evolving nature of threats presented by cybersecurity incidents and are committed to the prevention, timely detection, and mitigation of the effects of cybersecurity incidents on the Company. The audit committee shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. The audit committee routinely provides updates to the board on the matters related to cybersecurity, and is responsible for reviewing and evaluating the sufficiency of our cybersecurity policy and proposing any necessary changes to the board for approval.

The audit committee also receives regular reports and updates from our chief digital officer, such as the internal and external cybersecurity threat landscape, material risks arising from cybersecurity threats, and any material cybersecurity incidents.

Our management is committed to cybersecurity risk management. Our chief digital officer, who has over 20 years of experience in the field and holds relevant certificates such as Certified System Analyst, Certified Network Associate and Certified Database Tuning Expert. He oversees key aspects of cybersecurity and is primarily responsible for assessing and managing the risks from cybersecurity threats and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our chief digital officer reports to our chief executive officer and provides timely and routine updates to the audit committee on any material cybersecurity incidents.

Upon the identification of a cybersecurity incident, our chief digital officer will organize an incident response team. The incident response team coordinates with internal and external IT personnel and advisors, and internal and external counsel, as appropriate, to minimize the threat of damage resulting from a cybersecurity incident.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Fanhua Inc. and its subsidiaries and VIEs are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333-146605), as adopted by special resolution dated December 6, 2016, initially filed with the Commission on October 10, 2007)
1.2	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 18, 2008 (incorporated by reference to Exhibit 99.2 of our report on Form 6-K furnished to the Commission on December 22, 2008)
1.3	Amendments to the Articles of Association adopted by the shareholders of the Registrant on December 6, 2016 (incorporated by reference to Exhibit 1.3 of our annual report on Form 20-F initially filed with the Commission on April 19, 2017)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts, as amended and restated (incorporated by reference to Exhibit 99.(a) of our F-6 registration statement (File No. 333-146765), filed with the Commission on November 28, 2017
2.4	Description of Securities (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F (File No. 001-33768), filed with the Securities and Exchange Commission on April 29, 2022)
4.1	2007 Share Incentive Plan (as amended and restated effective December 18, 2008) (incorporated by reference to Exhibit 99.3 of our report on Form 6-K furnished to the Commission on December 22, 2008)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.3	Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F filed with the Commission on May 15, 2009)
4.5†	English translation of Loan Agreement dated December 6, 2021 between Fanhua Insurance Sales and Service Group Company Limited and Shuangping Jiang (incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F filed with the Commission on April 29, 2022)
4.6†	English translation of Equity Pledge Contract dated December 6, 2021 among Fanhua Insurance Sales and Service Group Company Limited, Shuangping Jiang and Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F filed with the Commission on April 29, 2022)
4.7†	English translation of Exclusive Purchase Option Contract dated December 6, 2021 among Fanhua Insurance Sales and Service Group Company Limited, Shuangping Jiang and Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F filed with the Commission on April 29, 2022)
4.8†	English translation of Power of Attorney dated December 6, 2021 of Shuangping Jiang (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F filed with the Commission on April 29, 2022)
4.9†	English translation of Technology Consulting and Service Agreement dated March 1, 2022 between Fanhua Insurance Sales and Service Group Company Limited and Shenzhen Xinbao Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F filed with the Commission on April 29, 2022)
4.10	2022 Share Incentive Plan (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F filed with the Commission on April 25, 2023)
4.11†	English translation of Loan Agreement dated July 1, 2022 between Beijing Fanlian Investment Co., Ltd. and Peng Ge (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F filed with the Commission on April 25, 2023)

Exhibit Number	Description of Document
4.12†	English translation of Equity Pledge Contract dated July 1, 2022 among Beijing Fanlian Investment Co., Ltd., Peng Ge and Fanhua RONS (Beijing) Technologies Co., Ltd. (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F filed with the Commission on April 25, 2023)
4.13†	English translation of Exclusive Purchase Option Contract dated July 1, 2022 among Beijing Fanlian Investment Co., Ltd., Peng Ge and Fanhua RONS (Beijing) Technologies Co., Ltd. (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F filed with the Commission on April 25, 2023)
4.14†	English translation of Power of Attorney dated July 1, 2022 of Peng Ge (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F filed with the Commission on April 25, 2023)
4.15	English translation of Form of Consulting and Service Agreement among Beijing Fanlian Investment Co., Ltd. and Fanhua RONS Technologies Co., Ltd. and each of its subsidiaries (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F filed with the Commission on April 25, 2023)
4.16	2023 Share Incentive Plan (incorporated by reference to Exhibit 99.1 of our registration statement on Form S-8 filed with the Commission on March 12, 2024)
4.17*	Share Repurchase Agreement dated December 22, 2023 between Fanhua Inc. and Puyi Inc.
4.18*	English translation of Share Transfer Agreement between Beijing Fanlian Investment Co., Ltd. and Chengdu Puyi Bohui Information Technology Co., Ltd., dated December 22, 2023
4.19*†	English translation of Framework Cooperation Agreement, dated February 2, 2024, among Singapore White Group Pte. Ltd., Puyi Inc., and Fanhua Inc.
4.20*†	English translation of Supplementary Agreement I to Framework Cooperation Agreement, dated February 19, 2024, among Singapore White Group Pte. Ltd., Puyi Inc., and Fanhua Inc.
8.1*	Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Hai Run Law Firm
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
97.1*	Clawback Policy
101*	Financial information from Registrant for the year ended December 31, 2023 formatted in Inline eXtensible Business Reporting Language (iXBRL):
(i) Consolidated Balance Sheets as of December 31, 2022 and 2023;
(ii) Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2021, 2022 and 2023;
(iii) Consolidated Statements of Shareholder’s Equity for the Years Ended December 31, 2021, 2022 and 2023;
(iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2022 and 2023;
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

Date: April 29, 2024

FANHUA INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fanhua Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fanhua Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of CNFinance Holdings Limited, or CNFinance, the Company’s investment in which is accounted for by use of the equity method. The accompanying financial statements of the Company include its equity earnings in CNFinance of RMB11 million for the year ended December 31, 2021. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for CNFinance, is based solely on the report of the other auditors.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition: Estimate of variable renewal commissions for long-term life insurance products and impact on revenue recognized — Refer to Note 2(q) to the financial statements

Critical Audit Matter Description

The agency revenues recognized for the life insurance business include estimated variable renewal commissions for long-term life insurance products. As described in Note 2(q) to its financial statements, the Company uses the expected value method and considers constraints as well to estimate variable renewal commissions, which are contingent on future renewals of initial policies or achievement of certain performance targets. Given the material uncertainty around the future renewal of the insurance policies, the estimated renewal commissions expected to be collected are recognized as revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of the reasonableness of the Company’s estimate of variable renewal commissions for long-term life insurance products discussed above included the following, among others:

●	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Company’s process to estimate variable renewal commissions for long-term life insurance products.

●	We engaged actuarial specialists to assist in our evaluation of the appropriateness of the methodology, including the determination of portfolio of contracts, and assumptions used by management to estimate variable renewal commissions by benchmarking the methods and assumptions against general market practice within the insurance industry.

Critical Audit Matters (Continued)

Revenue recognition: Estimate of variable renewal commissions for long-term life insurance products and impact on revenue recognized — Refer to Note 2(q) to the financial statements (Continued)

How the Critical Audit Matter Was Addressed in the Audit (Continued)

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

Business combination: Estimate of the fair values of identifiable intangible assets for purchase price allocation — Refer to Note 3(a) and 3(b) to the financial statements

Critical Audit Matter Description

As described in Note 3(a) and 3(b) to the financial statements, the Company acquired Zhongrong Smart Finance Information Technology Co., Ltd. on January 3, 2023 and Jilin Zhongji Shi’An Insurance Agency Co., Ltd. on March 1, 2023 in separate business combinations. Management of the Company estimated the allocation of the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed, with the remaining amount being classified as goodwill based on valuation report prepared by an independent specialist.

We deem the estimate of the fair values of identifiable intangible assets in the purchase price allocation a significant audit matter because of the significant assumptions made by management to estimate the fair values. These estimates include cash flow projections and discount rate which required a high degree of subjectivity, auditor judgment and an increased extent of effort, including the use of valuation specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the purchase price allocation in a business combination included the following, among others:

●	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the purchase price allocation in a business combination, including management’s controls over the identification of tangible and intangible assets acquired and liabilities assumed, and the valuation methodology for estimating the fair values of assets acquired and liabilities assumed.

●	For valuations prepared by the independent specialist, we evaluated the expertise, qualifications, and independence of the management’s specialist engaged to complete the evaluation report.

Critical Audit Matters (Continued)

Business combination: Estimate of the fair values of identifiable intangible assets for purchase price allocation — Refer to Note 3(a) and 3(b) to the financial statements (Continued)

How the Critical Audit Matter Was Addressed in the Audit (Continued)

●	With the assistance of the valuation specialists engaged, we evaluated (i) the appropriateness of the valuation methodologies, (ii) the reasonableness of the discount rate and the long-term growth rate used by management by developing a range of independent estimates and comparing those to the discount rate and long-term growth rate selected by management, and (iii) the mathematical accuracy of the underlying schedules used in the valuation report.

●	We evaluated the cash flow projections by comparing them to historical results and certain peer companies as well as considering relevant economic trend and industry factors to assess the reasonableness of these forecasts.

●	We tested the accuracy and completeness of the underlying data used in the valuation.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

April 29, 2024

We have served as the Company’s auditor since 2021.

FANHUA INC.

Consolidated Balance Sheets
(In thousands, except for shares and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(u)
ASSETS:
Current assets:
Cash and cash equivalents	567,525	521,538	73,457
Restricted cash (including restricted cash of the consolidated VIEs and VIEs’ subsidiaries that can only be used to settle obligations of the VIEs of RMB15,832 and RMB14,942 as of December 31, 2022 and 2023, respectively)	59,957	53,238	7,498
Short term investments (including investments measured at fair value of RMB331,228 and RMB925,678 as of December 31, 2022 and 2023, respectively)	347,754	928,270	130,744
Accounts receivable, net of allowances of RMB15,361 and RMB15,650 as of December 31, 2022 and 2023, respectively	393,600	279,912	39,425
Contract assets, net of allowances of nil and RMB36 as of December 31, 2022 and 2023, respectively	273,954	359,506	50,635
Other receivables, net	231,049	111,754	15,740
Other current assets, net	419,735	121,347	17,092
Total current assets	2,293,574	2,375,565	334,591

Non-current assets:
Restricted bank deposit – non-current (including restricted cash of the consolidated VIEs and VIEs’ subsidiaries that can only be used to settle obligations of the VIEs of RMB11,283 and RMB9,107 as of December 31, 2022 and 2023, respectively)	20,729	27,228	3,835
Contract assets - non-current, net of allowances of nil and RMB98 as of December 31, 2022 and 2023, respectively	385,834	711,424	100,202
Property, plant, and equipment, net	98,459	91,659	12,910
Intangible assets, net	—	58,316	8,214
Goodwill, net	109,997	374,149	52,698
Deferred tax assets	20,402	40,735	5,737
Investments in affiliates	4,035	—	—
Other non-current assets	11,400	235,752	33,205
Right of use assets	145,086	136,056	19,163
Total non-current assets	795,942	1,675,319	235,964
Total assets	3,089,516	4,050,884	570,555

FANHUA INC.

Consolidated Balance Sheets—(Continued)
(In thousands, except for shares and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(u)
LIABILITIES AND EQUITY:
Current liabilities:
Short-term loans	35,679	164,300	23,141
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB8,600 and RMB2,020 as of December 31, 2022 and 2023, respectively)	362,352	251,249	35,388
Accrued commissions (including accrued commissions of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB nil and RMB471 as of December 31, 2022 and 2023, respectively)	74,432	155,558	21,910
Insurance premium payables (including insurance premium payables of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB16,571 and RMB14,817 as of December 31, 2022 and 2023, respectively)	16,580	14,943	2,105
Other payables and accrued expenses (including other payables and accrued expenses of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB3,267 and RMB3,864 as of December 31, 2022 and 2023, respectively)	174,326	185,999	26,197
Accrued payroll (including accrued payroll of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB10,941 and RMB8,173 as of December 31, 2022 and 2023, respectively)	96,279	94,305	13,283
Income taxes payable (including income taxes payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB7,509 and RMB7,416 as of December 31, 2022 and 2023, respectively)	130,024	100,260	14,121
Current operating lease liability (including current operating lease liability of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB3,569 and RMB3,236 as of December 31, 2022 and 2023, respectively)	62,304	57,164	8,051
Total current liabilities	951,976	1,023,778	144,196

FANHUA INC.

Consolidated Balance Sheets—(Continued)

(In thousands, except for shares and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(u)
Non-current liabilities:
Accrued commissions – non-current (including accrued commissions of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB nil and RMB1,579 as of December 31, 2022 and 2023, respectively)	192,917	401,385	56,534
Other tax liabilities (including other tax liability of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB26,147 and RMB22,184 as of December 31, 2022 and 2023, respectively)	36,647	34,368	4,841
Deferred tax liabilities (including deferred tax liability of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB nil and RMB4,118 as of December 31, 2022 and 2023, respectively)	102,455	149,151	21,008
Non-current operating lease liability (including non-current operating lease liability of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB1,386 and nil as of December 31, 2022 and 2023, respectively)	74,190	71,311	10,044
Other non-current liabilities (including other non-current liability of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB nil and RMB552 as of December 31, 2022 and 2023, respectively)	—	33,373	4,700
Total non-current liabilities	406,209	689,588	97,127
Total liabilities	1,358,185	1,713,366	241,323

Commitments and contingencies

Equity:
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued 1,074,291,784 and 1,158,913,224 shares, of which 1,072,842,484 and 1,134,236,184 shares were outstanding as of December 31, 2022 and 2023, respectively)	8,091	8,675	1,222
Treasury stock	(10)	(178)	(25)
Additional paid-in capital	461	162,721	22,919
Statutory reserves	559,520	608,376	85,688
Retained earnings	1,087,984	1,319,605	185,862
Accumulated other comprehensive loss	(32,643)	(27,936)	(3,935)
Total shareholders’ equity	1,623,403	2,071,263	291,731
Noncontrolling interests	107,928	266,255	37,501
Total equity	1,731,331	2,337,518	329,232
Total liabilities and shareholders’ equity	3,089,516	4,050,884	570,555

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(u)
Net revenues:
Agency	2,811,936	2,376,851	2,760,448	388,801
Life insurance business	2,679,720	2,237,312	2,593,803	365,330
P&C insurance business	132,216	139,539	166,645	23,471
Claims adjusting	459,178	404,763	437,941	61,683
Total net revenues	3,271,114	2,781,614	3,198,389	450,484
Operating costs and expenses:
Agency	(1,835,825)	(1,527,572)	(1,868,672)	(263,197)
Life insurance business	(1,742,640)	(1,436,606)	(1,749,475)	(246,408)
P&C insurance business	(93,185)	(90,966)	(119,197)	(16,789)
Claims adjusting	(279,342)	(268,031)	(276,744)	(38,979)
Total operating costs	(2,115,167)	(1,795,603)	(2,145,416)	(302,176)
Selling expenses	(306,463)	(272,706)	(250,223)	(35,243)
General and administrative expenses	(547,579)	(544,630)	(606,925)	(85,484)
Total operating costs and expenses	(2,969,209)	(2,612,939)	(3,002,564)	(422,903)
Income from operations	301,905	168,675	195,825	27,581
Other income, net:
Gains from fair value change	—	—	102,867	14,489
Investment income related to the realized gain on available-for-sale investments	32,898	17,809	49,106	6,917
Interest income, net	2,971	13,674	5,690	801
Others, net	33,314	(3,823)	(3,670)	(517)
Income before income taxes, share of income and impairment of affiliates, net	371,088	196,335	349,818	49,271
Income tax expense	(90,574)	(41,016)	(59,402)	(8,367)
Share of income of affiliates, net of impairment	(20,573)	(69,596)	(1,317)	(185)
Net income	259,941	85,723	289,099	40,719
Less: net income (loss) attributable to the noncontrolling interests	8,952	(14,549)	8,622	1,215
Net income attributable to the Company’s shareholders	250,989	100,272	280,477	39,504

FANHUA INC.

Consolidated Statements of Income and Comprehensive Income—(Continued)
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(u)
Net income per share:
Basic	0.23	0.09	0.26	0.04
Diluted:	0.23	0.09	0.26	0.04

Shares used in calculating net income per share:

Basic:	1,073,891,784	1,074,196,310	1,074,372,067	1,074,372,067
Diluted	1,074,291,194	1,074,457,821	1,076,740,198	1,076,740,198

Net income	259,941	85,723	289,099	40,719
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(9,116)	3,728	2,249	317
Unrealized net gains (loss) on available-for-sale investments	6,252	(1,919)	2,458	346
Share of other comprehensive (loss) gain of affiliates	(1,281)	4,688	—	—
Total comprehensive income	255,796	92,220	293,806	41,382
Less: Comprehensive income (loss) attributable to the noncontrolling interests	8,952	(14,549)	8,622	1,215
Comprehensive income attributable to the Company’s shareholders	246,844	106,769	285,184	40,167

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Shareholders’ Equity
(In thousands, except for shares and per share data)

	Share Capital		Additional	Treasury Stock				Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	Retained Earnings	Comprehensive Loss	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	1,073,891,784	8,089	—	—	—	553,911	1,306,554	(34,995)	121,105	1,954,664
Net income	—	—	—	—	—	—	250,989	—	8,952	259,941
Foreign currency translation	—	—	—	—	—	—	—	(9,116)	—	(9,116)
Provision for statutory reserves	—	—	—	—	—	3,310	(3,310)	—	—	—
Distribution of dividend	—	—	—	—	—	—	(242,518)	—	(7,580)	(250,098)
Unrealized net gains on available-for-sale investments	—	—	—	—	—	—	—	6,252	—	6,252
Share of other comprehensive loss of affiliates	—	—	—	—	—	—	—	(1,281)	—	(1,281)
Balance as of December 31, 2021	1,073,891,784	8,089	—	—	—	557,221	1,311,715	(39,140)	122,477	1,960,362
Net income (loss)	—	—	—	—	—	—	100,272	—	(14,549)	85,723
Foreign currency translation	—	—	—	—	—	—	—	3,728	—	3,728
Exercise of share options	400,000	2	—	—	—	—	—	—	—	2
Repurchase of ordinary shares from open market	—	—	—	1,449,300	(10)	—	(3,974)	—	—	(3,984)
Share-based compensation	—	—	461	—	—	—	—	—	—	461
Provision for statutory reserves	—	—	—	—	—	2,299	(2,299)	—	—	—
Cash dividend	—	—	—	—	—	—	(52,069)	—	—	(52,069)
Pro rata distribution of equity method investee’s shares to shareholders (Note 9)	—	—	—	—	—	—	(265,661)	—	—	(265,661)
Unrealized net loss on available-for-sale investments	—	—	—	—	—	—	—	(1,919)	—	(1,919)
Share of other comprehensive gain of affiliates	—	—	—	—	—	—	—	4,688	—	4,688
Balance as of December 31, 2022	1,074,291,784	8,091	461	1,449,300	(10)	559,520	1,087,984	(32,643)	107,928	1,731,331

FANHUA INC.

Consolidated Statements of Shareholders’ Equity—(Continued)
(In thousands, except for shares and per share data)

	Share Capital		Additional	Treasury Stock				Accumulated Other
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	Retained Earnings	Comprehensive Loss	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Net income	—	—	—	—	—	—	280,477	—	8,622	289,099
Foreign currency translation	—	—	—	—	—	—	—	2,249	—	2,249
Ordinary shares issued for business combinations (Note 3)	84,621,440	584	208,906	—	—	—	—	—	169,771	379,261
Repurchase of ordinary shares from open market	—	—	(28,968)	10,528,820	(75)	—	—	—	—	(29,043)
Repurchase of ordinary shares from certain selling shareholder (Note 17)	—	—	(8,720)	3,591,780	(25)	—	—	—	—	(8,745)
Ordinary shares received upon disposal of a newly acquired subsidiary (Note 3 and Note 17)	—	—	(24,452)	9,107,140	(68)	—	—	—	(21,557)	(46,077)
Share-based compensation	—	—	17,095	—	—	—	—	—	—	17,095
Provision for statutory reserves	—	—	—	—	—	48,856	(48,856)	—	—	—
Unrealized net gain on available-for-sale investments	—	—	—	—	—	—	—	2,458	—	2,458
Acquisition of non-controlling interests of a subsidiary	—	—	(1,601)	—	—	—	—	—	1,491	(110)
Balance as of December 31, 2023	1,158,913,224	8,675	162,721	24,677,040	(178)	608,376	1,319,605	(27,936)	266,255	2,337,518
Balance as of December 31, 2023 in US$ (Note 2(u))	1,158,913,224	1,222	22,919	24,677,040	(25)	85,688	185,862	(3,935)	37,501	329,232

The accompanying notes are an integral part of the consolidated financial statements.

FANHUA INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(u)
Cash flows from operating activities:
Net income	259,941	85,723	289,099	40,719
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation expense	18,342	19,473	16,192	2,281
Amortization of intangible assets	45	—	17,858	2,515
Non-cash operating lease expense	101,448	90,419	69,689	9,816
(Reversal of) provision for allowance for credit losses on financial assets	(235)	30,701	24,647	3,471
Share-based compensation expenses	—	461	17,095	2,408
Loss on disposal of property, plant and equipment	1,394	2,825	1,311	185
Change in fair value of equity investments	—	—	(96,217)	(13,552)
Change in fair value of contingent consideration	—	—	(6,650)	(937)
Investment income	(3,171)	(10,963)	(17,047)	(2,401)
Net (gain) loss on disposal of subsidiaries	(2,051)	—	2,904	409
Share of (income) of affiliates, net of impairment	20,573	69,596	1,317	185
Deferred taxes	23,905	27,845	14,544	2,048
Interest accrued for other receivables (loan receivables)	—	(3,353)	(3,537)	(498)
Changes in operating assets and liabilities:
Accounts receivable	(5,528)	(1,491)	196,422	27,665
Contract assets	(257,182)	(204,249)	(327,419)	(46,115)
Insurance premium receivables	—	—	(16)	(2)
Other receivables	(31,066)	37,262	9,034	1,272
Other current assets	1,201	8,623	8,576	1,208
Other non-current assets	2,284	(51)	(4,933)	(695)
Accounts payable	(37,104)	22,099	(362,066)	(50,996)
Accrued commissions	139,706	127,643	364,026	51,272
Insurance premium payables	(1,367)	(7,375)	(1,637)	(231)
Other payables and accrued expenses	(131)	(16,264)	(2,115)	(298)
Accrued payroll	6,265	(15,771)	(8,799)	(1,239)
Income taxes payable	(15,880)	(262)	(29,947)	(4,218)
Lease liability	(101,186)	(88,573)	(68,265)	(9,615)
Other tax liabilities	5,995	(36,566)	(2,279)	(321)
Net cash generated from operating activities	126,198	137,752	101,787	14,336
Cash flows from investing activities:
Purchase of short term investments	(8,184,363)	(2,550,300)	(4,399,910)	(619,714)
Proceeds from disposal of short term investments	8,646,532	3,239,556	4,226,001	595,220
Purchase of long-term investments	—	—	(135,462)	(19,080)
Purchase of property, plant and equipment	(30,785)	(77,746)	(12,996)	(1,830)
Proceeds from disposal of property and equipment	1,025	3,799	3,047	429
Cash paid out for loan receivables from third parties	—	(205,800)	(160,000)	(22,536)
Cash received for loan receivables from third parties	6,830	24,500	229,000	32,254
Prepayment for purchase of short-term investments	—	(540,000)	—	—
Payment for business acquisitions, net of cash acquired	—	(21,571)	18,452	2,599

FANHUA INC.

Consolidated Statements of Cash Flows—(Continued)

(In thousands)

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(u)
Proceeds as guarantee deposits from certain shareholders in business combinations	—	—	33,373	4,701
Payment as guarantee deposits to certain shareholders in business combinations	—	—	(33,373)	(4,701)
Others	11,160	—	(2,440)	(344)
Net cash generated from (used in) investing activities	450,399	(127,562)	(234,308)	(33,002)
Cash flows from financing activities:
Proceeds from bank borrowings	—	35,679	182,301	25,677
Repayment of bank borrowings and other borrowings	—	—	(62,789)	(8,844)
Dividends paid	(242,518)	(52,069)	—	—
Dividend distributed to noncontrolling interest	(7,580)	—	—	—
Capital contribution from non-controlling interests	—	—	7,330	1,032
Repurchase of ordinary shares from open market	—	(3,984)	(40,556)	(5,712)
Others	(10,200)	3	(110)	(15)
Net cash (used in) generated from financing activities	(260,298)	(20,371)	86,176	12,138
Net increase (decrease) in cash and cash equivalents, and restricted cash	316,299	(10,181)	(46,345)	(6,528)
Cash and cash equivalents and restricted cash at beginning of year	350,098	656,522	648,211	91,299
Effect of exchange rate changes on cash and cash equivalents	(9,875)	1,870	138	19
Cash and cash equivalents and restricted cash at the end of the year	656,522	648,211	602,004	84,790
Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents at the end of the year	564,624	567,525	521,538	73,457
Restricted cash at the end of the year	91,898	80,686	80,466	11,333
Total of cash and cash equivalents and restricted cash at the end of the year	656,522	648,211	602,004	84,790

Supplemental disclosure of cash flow information:
Income taxes paid	74,323	47,029	76,879	10,828
Interests paid	—	—	8,750	1,232
Supplemental disclosure of non-cash investing activities:
Right-of-use assets obtained in exchange for lease obligations, net of decrease of right-of-use assets for early terminations	125,487	4,462	57,233	8,061
Acquisition of subsidiaries through issuing ordinary shares	—	—	(203,657)	(28,684)
Supplemental disclosure of non-cash financing activities:
Dividend distribution in equity method investee’s shares	—	265,661	—	—

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

On December 27, 2023, securities exchange agreements (the “Agreements”) were entered into by and among Highest Performances Holdings Inc. (“HPH”, formerly known as “Puyi Inc.”) and certain shareholders of the Company (the “Selling Shareholders”). Upon the terms and subject to the conditions of the Agreements, HPH issued and allotted to the Selling Shareholders an aggregate of 284,113,314 HPH ordinary shares, and in exchange therefor, the Selling Shareholders sold to HPH an aggregate of 568,226,628 ordinary shares of the Company they beneficially owned (the “Transaction through Exchange of Equity Interests”). The transaction was closed on December 31, 2023. As a result of the Transaction through Exchange of Equity Interests, HPH owns approximately 50.07% of the Company’s equity interests.

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

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates certain of its businesses which are subject to restrictions in the PRC through PRC domestic companies, whose equity interests are held by certain individuals (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders. Management concluded that these PRC domestic companies are consolidated VIEs of the Group, of which the Group is the primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. See Note 12 for details.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. The Group evaluates estimates, including those related to the amounts of variable considerations of revenue contracts with respect to long-term life insurance products, the allowance for credit losses of accounts receivable, contract assets and other receivables, fair values of identifiable assets acquired, liabilities assumed and consideration transferred in business combinations, share-based payments and certain debt and equity investments, the useful lives of intangible assets and property, plant and equipment, impairment of long-lived assets, goodwill, and other long-term equity investments, and deferred tax valuation allowance among others. The Group, based their estimates on historical experience and various other factors, believed to be reasonable under the circumstances, that the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments, which have original maturities of three months or less, and that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates.

In its capacity as an insurance agent, the Group collects premiums from the insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in the consolidated balance sheets, “premiums” are receivables from the insureds of RMB15,847 and RMB14,986 as of December 31, 2022 and 2023, respectively. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term and reports such amounts as restricted cash in the consolidated balance sheets. Also, restricted cash balance includes the entrustment deposit received from the members of eHuzhu, an online mutual aid platform operated by the Group, which is to be used during the one-year operating cycle and is therefore classified as a current asset. The balance for entrustment deposit was RMB44,110 and RMB38,252 as of December 31, 2022 and 2023, respectively. Further, restricted cash balance includes guarantee deposit required by the National Financial Regulatory Administration which replaces the China Banking and Insurance Regulatory Commission as the regulatory body since May 2023 in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations. Thus, the Group classified the balance for guarantee deposit as a non-current asset. The balance for guarantee was RMB20,729 and RMB27,228 as of December 31, 2022 and 2023, respectively.

(d)	Short Term Investments

All investments with original maturities less than twelve months or investments that are expected to be realized in cash during the next twelve months are classified as short-term investments. The Group accounts for short-term debt investments in accordance with ASC Topic 320, Investments – Debt Securities (“ASC 320”). The Company classifies the short-term investments in debt securities as held-to-maturity or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

Securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost less allowance for credit losses. The Group has no debt investments classified as trading. The Group’s short term investments are mainly available-for-sale debt securities that do not have a quoted market price in an active market. Available-for-sale investments are carried at fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income or loss. The Group benchmarks the values of its other investments against fair values of comparable investments and reference to product valuation reports as of the balance sheet date and categorizes all fair value measures of short term investments as level 2 of the fair value hierarchy.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(d)	Short Term Investments (Continued)

The Group evaluates each individual available-for-sale debt securities periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of income and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity. As of December 31, 2023, there were no investments held by the Group that had been in continuous unrealized loss position.

No impairment loss on short term investments was identified for years ended December 31, 2021, 2022 and 2023, respectively.

(e)	Accounts Receivable and Contract Assets

Accounts receivable are recorded at the amount that the Group expects to collect and do not bear interest. Accounts receivables represent fees receivable on agency and claims adjusting services primarily from insurance companies. Contract assets are recorded when a long-term life insurance policy becomes effective, of which, the portion in relation to initial commissions earned is reclassified to accounts receivable upon the hesitation period expires; and the remaining portion arising from estimated renewal commissions will be reclassified to accounts receivable once the initial policy has been renewed and/or the Group has achieved certain renewal target in subsequent years within the renewal term of the policy. Accounts receivable are generally settled within 90 days since the initial recognition pursuant to the payment terms in the contract with customers, of which a minor portion relating to bonus earned based on annual performance condition is settled within one year.

The Group evaluates the collectability of its accounts receivable and contract assets based on a combination of factors. The Group generally does not require collateral on trade receivables and contract assets as the majority of the Group’s customers are large, well-established insurance companies. The provision of credit losses for accounts receivable and contract assets is based upon the current expected credit losses (“CECL”) model by pooling accounts receivable and contract assets into various age buckets. The entire contract assets balance is included in the bucket of within 1 year. The expected credit loss rates applied range from 0.01% to 100%. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including relevant available information from internal and external sources, related to past events, historical credit loss experience, current and future economic events as well as other conditions that may be beyond the Group’s control. Credit loss expenses are assessed quarterly and included in general and administrative expense on the consolidated statements of income and comprehensive income. Accounts receivable that are deemed uncollectible when all collection efforts have been exhausted are written off against the allowance for credit loss.

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(e)	Accounts Receivable and Contract Assets (Continued)

Accounts receivable and contract assets, net is analyzed as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable	408,961	295,562
Contract assets (See Note 2(q))	659,788	1,071,064
Allowance for doubtful accounts	(15,361)	(15,784)
Accounts receivable and contract assets, net	1,053,388	1,350,842

The following table summarizes the movement of the Group’s allowance for expected credit losses of accounts receivable and contract assets:

	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	29,000	28,025	15,361
Current period provision for (reversal of) expected credit losses	2,095	(1,378)	4,036
Write-offs	(3,070)	(11,286)	(3,613)
Balance at the end of the year	28,025	15,361	15,784

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

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation expense recognized in the consolidated statements of income and comprehensive income:

	2021	2022	2023
	RMB	RMB	RMB
Operating costs	791	822	576
Selling expenses	5,778	5,106	4,368
General and administrative expenses	11,773	13,545	11,248
Depreciation expense	18,342	19,473	16,192

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(g)	Business combinations and non-controlling interests

The Group evaluates acquisitions of assets to assess whether or not the transaction should be accounted for as a business combination or asset acquisition. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group applies a ‘screen test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Transactions in which the acquired is considered a business are accounted for as a business combination as described below. Conversely, transactions not considered as business acquisition are accounted for as acquisition of assets and liabilities. In such transactions, the cost of acquisition is allocated proportionately to the acquired identifiable assets and liabilities, based on their proportionate fair value on the acquisition date. In an asset acquisition, no goodwill is recognized.

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The consideration transferred in a business combination is measured as the aggregate of the acquisition-date fair value of the assets transferred, liabilities incurred by the Group to the selling shareholders of the acquiree, and the equity interests issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the consideration transferred, the fair value of any non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill.

The consideration for the Group’s business acquisitions may include future payments that are contingent upon the occurrence of a particular event or events. Contingent consideration also takes the form of a right of the Group to the returns of previously transferred assets or issued equity interests from the sellers of the acquired business. Both the rights and obligations for such contingent consideration returns and payments are recorded at fair value on the acquisition date. The Group’s contingent right to receive a return of some equity interests issued (i.e., contingently returnable shares) is recognized as an asset and measured at fair value. The Group’s obligation to pay contingent consideration is recognized and classified as a liability and measured at fair value. The contingent consideration rights and obligations are subsequently evaluated each reporting period with changes in fair value recognized as a gain or loss and recorded within change in the fair value of contingent assets and liabilities in the consolidated statements of income and comprehensive income.

For the Group’s majority-owned subsidiaries and subsidiaries of VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of income and comprehensive income includes the net income attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests on the Group’s consolidated balance sheets.

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(h)	Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of costs over fair value of net assets of businesses acquired in a business combination. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group operated in two reporting units for the years ended December 31, 2022 and 2023.

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

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined by using discounted cash flows. Discounted cash flows method is dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows. Based on this quantitative test in 2022 and 2023, it was determined that the fair value of each reporting unit tested exceeded its carrying amount and, therefore, the management concluded that goodwill was not impaired as of December 31, 2022 and 2023, respectively.

Intangible Assets

Identifiable intangibles assets are required to be determined separately from goodwill based on their fair values. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. Intangible assets with a finite economic life are carried at cost less accumulated amortization. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives on a straight-line basis.

The estimated useful lives for the Group’s intangible assets are as follows:

Estimated useful life (Years)
Software	3
Non-compete agreements	5.8 - 6
Agent resources	2.8 - 3
Brokerage license	20

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

(j)	Long-term Investments

Other non-current assets mainly represent long-term equity investments accounted for under the measurement alternative method, contingent consideration measured at fair value through profit or loss (see Note 2 (g) and Note 3 for details) and an investment in debt securities classified as held-to-maturity which is measured at amortized cost.

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

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(j) Long-term Investments (Continued)

Equity securities without readily determinable fair value (Continued)

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

The Group recorded an impairment of nil, RMB20,110 and nil during the years ended December 31, 2021, 2022 and 2023, respectively, in the consolidated statements of income and comprehensive income.

Investment in debt securities with embedded features

In 2023, the Group invested in a two-year-term debt security valued at RMB125,000 with a fixed return rate of 6% and an additional earning right contingently upon certain conditions met within the contract term. The Group evaluated the additional earning right as a derivative instrument that is “embedded” to the host contract in accordance with ASC 815. The Group considered the stated and implied substantive features of the contract as well as the economic characteristics and risks of the hybrid instrument and determined that the additional earning right be considered as an embedded derivative separated from the host contract and accounted it for as a derivative instrument. The Group classified the embedded derivative measured at fair value and change in fair value is charged through profit or loss.

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(k)	Impairment of Long-Lived Assets

Property, plant, and equipment and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds the fair value of the asset.

(l)	Insurance Premium Payables

Insurance premium payables are insurance premiums collected on behalf of insurance companies but not yet remitted as of the balance sheet dates.

(m)	Treasury Shares

Treasury shares represent ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchased ordinary shares are recorded whereby the total par value of shares acquired is recorded as treasury stock and the difference between the par value and the amount of cash paid is recorded in additional paid-in capital. If additional paid-in capital is not available or is not sufficient, the remaining amount is to reduce retained earnings. Ordinary shares issued in business combinations through an exchange of equity interests that are subsequently returned to the Company are also accounted for treasury shares (see Note 3(a) and 3(c) for details).

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

All forms of share-based payments to employees and nonemployees, including restricted share units, stock options and stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of income and comprehensive income. The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal to the portion of the grant-date value of the award that is vested at that date. For awards with both service and performance conditions, if each tranche has an independent performance condition for a specified period of service, the Group recognizes the compensation cost of each tranche as a separate award on a straight-line basis; if each tranche has performance conditions that are dependent of activities that occur in the prior service periods, the Group recognizes the compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The Group has made an accounting policy election to account for forfeitures when they occur for an award with only service conditions. For an award with a performance condition, the Group continues to assess at each reporting period whether it is probable that the performance condition will be achieved. No compensation cost is recognized for instruments that employees and nonemployees forfeit because a service condition or a performance condition is not satisfied.

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

The Group’s revenue from contracts with insurance companies is derived principally from the provision of agency and claims adjusting services, and insurance companies are defined as the Group’s customers under ASC 606 “Revenue from Contracts with Customers” (“ASC 606”). The Group disaggregates its revenue from different types of service contracts with customers by principal service categories, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 24 for detailed disaggregated revenue information that is disclosed for each reportable segment.

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

Initial placement of an insurance policy

The Group recognizes agency revenue related P&C insurance products (which is short term in nature and related premiums are collected upfront) when an insurance policy becomes effective. The commission to be earned is required to be partially refunded contingently on policy cancellations. Based on its past experience, subsequent commission adjustments in connection with P&C insurance policy cancellations have been de minims to date, and are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of P&C insurance policies were 0.1%, 0.1% and 0.1% of the total commission and fee revenues during years ended December 31, 2021, 2022 and 2023, respectively.

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

Insurance agency services revenue (Continued)

Initial placement of an insurance policy (Continued)

In addition, for life insurance agency, the Group may receive a performance bonus from insurance companies as agreed and per contract provisions. Once the Group achieves a certain sales volume based on respective agency agreements, the bonus will become due. Performance bonus represents a form of variable consideration associated with certain sales volume, for which the Group earns commissions. The Group estimates the amount of consideration with a constraint applied that will be received in the coming year such that a significant reversal of revenue is not probable, and includes performance bonus as part of the transaction price. For the years ended December 31, 2021, 2022 and 2023, the Group recognized contingent performance bonus of RMB3,887, RMB11,387 and RMB18,161, respectively.

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

The Group performs ongoing evaluation of the appropriateness of the constraint applied and will consider the sufficiency of evidence that would suggest that the long-term expectation underlying the assumptions has changed. The Group makes an estimate of variable considerations over the portfolio of contracts based on accumulated historical data and experiences. The estimated renewal commissions are contingent on future renewals of initial policies or achievement of certain performance targets. Given the material uncertainty around the future renewal of the insurance policies, the estimated renewal commissions expected to be collected are recognized as revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. The judgment and assumptions are continuously re-evaluated and adjusted as needed along with the accumulation of historical experiences and data when new information becomes available. Actual renewal commissions in the future may differ significantly from those previously estimated.

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

Contract balances

The Group’s contract balances include accounts receivable and contract asset. The balances of accounts receivable as of December 31, 2022 and 2023 are all derived from contracts with customers.

The Group recognized revenues and correspondent contract assets derived from estimated renewal commissions for selling long-term life insurance products because it is entitled to payments of the subsequent renewal commissions which is contingent on future renewals of initial policies and/or the achievement of its performance target set forth in relation to future renewals other than the passage of time. Accordingly, the Group presented contract assets separately in the consolidated balance sheets which include both the amount derived from estimated renewal commissions and the amount of commissions in relation to policies that are still within the hesitation period by the year-end date. The contract assets balance will be reclassified to accounts receivable once the initial policies have been renewed and/or the Group has achieved certain renewal target in subsequent years within the renewal term of the policies, or upon the hesitation period expires.

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

Value-added tax and surcharges

The Group presents revenue net of tax surcharges and value-added taxes incurred. The tax surcharges amounted to RMB19,235, RMB14,681 and RMB14,258 for the years ended December 31, 2021, 2022 and 2023, respectively.

Total value-added taxes paid by the Group during the years ended December 31, 2021, 2022 and 2023 amounted to RMB179,183, RMB130,743 and RMB138,234 respectively.

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

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, insurance premium payables, other receivables, short-term loan, accounts payable and other payables, approximate their fair values due to the short-term nature of these instruments.

The carrying amounts of the long-term receivables and payables approximate their fair value as the interest rates are comparable to the prevailing interest rates in the market.

Measured at fair value on a recurring basis

As of December 31, 2022 and 2023, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	331,228	—	331,228	—

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(r)	Fair Value of Financial Instruments (Continued)

Measured at fair value on a recurring basis (Continued)

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	925,678	—	925,678	—
Investments – equity security recorded within other current assets	96,343	96,343	—	—
Contingent consideration	13,461	—	—	13,461

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

The Group measures its equity investments with readily determinable fair value at its quoted price in active markets. There were no transfers into or out of Level 1 and Level 2 as of December 31, 2023.

Level 3 fair value of contingent consideration arising from business combination is determined using the Monte Caro simulation model and significant assumptions including the probability of achieving performance targets for each scenario and estimated share price during the specified period. For the year ended December 31, 2023, the Group recorded gains on changes in fair value of contingent consideration of RMB6,650.

Measured at fair value on a non-recurring basis

The Group measures certain assets, including equity securities without readily determinable fair values, equity method investments and intangible assets, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments and intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and for equity method investments, this condition is determined to be other-than-temporary. Impairment charge to the intangible assets is recorded when their carrying amounts may not be recoverable.

Goodwill (Note 7) is measured at fair value on a nonrecurring basis, and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance of the acquired business, discount rate, etc. to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

Investments in affiliates (Note 9) are measured at fair value on a nonrecurring basis, and they are recorded at fair value only when there is other-than-temporary-impairment. The fair value of investment in an affiliate that is publicly listed is determined based on the market value of its share (Level 1) on the date such impairment is recorded.

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

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB600,901 and RMB557,585 of cash and cash equivalents and restricted cash denominated in RMB as of December 31, 2022 and 2023, respectively.

(u)	Translation into USD

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers outside of China and were calculated at the rate of US$1.00 = RMB7.0999, representing the noon buying rate in the City of New York for cable transfers of RMB on December 29, 2023, the last business day in fiscal year 2023, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

(v)	Segment Reporting

As of December 31, 2022 and 2023, the Group operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

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

The weighted average number of ordinary shares outstanding excludes the number of ordinary shares issued in business combinations (see Note 3 for details) through an exchange of equity interests that are outstanding but contingently returnable, all or partial, if necessary conditions are not satisfied by specific periods.

(x)	Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to RMB35,300, RMB18,822 and RMB19,935 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Accumulated other comprehensive income mainly represents foreign currency translation adjustments and changes in fair value of short term investments for the period.

(aa) Government grants

Government grants primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The Group records such government subsidies as other income or reduction of expenses or cost of revenues when it has fulfilled all of its obligation related to the subsidy. The Group recognized RMB17,448, RMB10,396 and RMB6,009 in the year ended December 31, 2021, 2022 and 2023.

(ab) Recently accounting pronouncements issued not yet adopted

In October 2023, the FASB issued ASU 2023-06, “Codification Amendments in Response to the United States Securities and Exchange Commission (“SEC)’s Disclosure Update and Simplification Initiative”. The amendments in this update modify the disclosure or presentation requirements of a variety of Topics in the Codification. Certain of the amendments represent clarifications to or technical corrections of the current requirements. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. The amendments in this ASU should be applied prospectively. The Group does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

Segment Reporting (Topic 280) – In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which provides guidance on the enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

Income Taxes (Topic 740) – In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures, which provides guidance on the disaggregation information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3) Acquisitions and disposals

Acquisitions and disposal in 2023

The Group made certain acquisitions during the year ended December 31, 2023 as follows:

(a)	Acquisition of Zhongrong Smart Finance Information Technology Co., Ltd. (“Zhongrong”)

On January 3, 2023, the Group entered into share purchase agreement with the shareholders of Zhongrong Smart Finance Information Technology Co., Ltd. (“Zhongrong”), an insurance intermediary primarily engaging for delivering life insurance products in China, to acquire 57.73% of the equity interests of Zhongrong. The total purchase price consisted of stock consideration valued at RMB153,732 through issuing 61,853,580 of the Company’s ordinary shares and a contingent asset of RMB7,162. Pursuant to the share purchase agreement, the selling shareholders shall return certain numbers of ordinary shares back to the Group and/or the Group may incur future payments if necessary conditions have not been satisfied respectively by the end of a lock-up period of three years.

The acquisition of Zhongrong was accounted for using the acquisition method of accounting, and the purchase price allocation was made based on the fair value of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair values of the assets acquired were determined using various valuation techniques, including cost approach and income approach. The fair value measurements were primarily based on significant inputs that are not directly observable in the market and are considered Level 3 under the fair value measurements and disclosure framework. Key assumptions include cash flow projections for Zhongrong and the discount rate applied to those cash flows as well as management’s assessment on probability of achieving required performance targets. The excess of the consideration transferred and the fair value of any non-controlling interests over the estimated fair values of the identifiable net assets acquired was recorded as goodwill. For goodwill reporting purposes, the operations and goodwill for Zhongrong are included in the agency segment as they are in similar businesses. Contingent consideration, included in other non-current asset in the consolidated balance sheets, is initially and subsequently measured with changes in fair value reflected in the consolidated statements of income and comprehensive Income. The Fair value of the non-controlling interest was estimated with reference to the purchase price per share as of the acquisition date.

The following is a summary of the fair value of the purchase price and the final allocation of the purchase price to the assets acquired and liabilities assumed:

RMB
Consideration transferred
Stock consideration	153,732
Contingent consideration	(7,162)
Total	146,570
Add: Non-controlling interest	107,318
253,888

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3) Acquisitions and disposals (Continued)

Acquisitions and disposal in 2023 (Continued)

(a)	Acquisition of Zhongrong Smart Finance Information Technology Co., Ltd. (“Zhongrong”) (Continued)

RMB
Assets acquired
Cash and cash equivalents and restricted cash	17,174
Intangible assets acquired	61,472
- software	5,900
- Non-compete agreements	8,423
- Agent resources	28,749
- Insurance broker license	18,400
Accounts receivable and contract assets	163,396
Other assets	16,651
Total assets acquired	258,693

Liabilities Assumed
Accounts payable and accrued commissions	(173,194)
Deferred tax liabilities	(16,651)
Other payables and accrued expenses	(12,167)
Other liabilities	(9,477)
Total liabilities assumed	(211,489)
Net assets acquired	47,204
Goodwill	206,684

Goodwill arising from the acquisition of this insurance intermediate was attributable to the benefit of expected synergies as of the date of acquisition and recorded in insurance agency segment. The resulted goodwill is not expected to be tax deductible for tax purposes.

The result of operation of aforementioned acquisition has been consolidated by the Group from January 3, 2023, and the results of operations for the aforementioned acquisition is not material to the Group’s consolidated financial statements as a whole.

Pro forma financial information is not presented for the acquisition of Zhongrong as it is immaterial to the reported results.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3) Acquisitions and disposals (Continued)

Acquisitions and disposal in 2023 (Continued)

(b)	Acquisition of Jilin Zhongji Shi’An Insurance Agency Co., Ltd. (“Zhongji”)

On February 6, 2023, the Group entered into share purchase agreement with the shareholders of Jilin Zhongji Shi’An Insurance Agency Co., Ltd. (“Zhongji”), an insurance intermediary primarily engaging for delivering life insurance products in China, to acquire 51% of the equity interests of Zhongji. The total purchase price as of the acquisition date, i.e., March 1, 2023 consisted of a stock consideration valued at RMB35,311 through issuing 13,660,720 of the Company’s ordinary shares and a contingent liability of RMB74. Pursuant to the share purchase agreement, the selling shareholders shall return certain numbers of ordinary shares back to the Group and/or the Group may incur a future payments if necessary conditions have not been satisfied by the end of a lock-up period of three years.

The acquisition of Zhongji was accounted for using the acquisition method, and the purchase price allocation was based on the fair value of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair values of the assets acquired were determined using various valuation techniques, including cost approach and income approach. The fair value measurements were primarily based on significant inputs that are not directly observable in the market and are considered Level 3 under the fair value measurements and disclosure framework. Key assumptions include cash flow projections for Zhongji and the discount rate applied to those cash flows as well as management’s assessment on probability of achieving required performance targets. The excess of the consideration transferred and the fair value of any non-controlling interests over the estimated fair values of the identifiable net assets acquired was recorded as goodwill. For goodwill reporting purposes, the operations and goodwill for Zhongji are included in the agency segment as they are in similar businesses. Contingent consideration included in other non-current asset in the consolidated balance sheets is initially and subsequently measured with changes in fair value reflected in the consolidated statements of income and comprehensive Income. The Fair value of the non-controlling interest was estimated with reference to the purchase price per share as of the acquisition date.

The following is a summary of the fair value of the purchase price and the final allocation of the purchase price to the assets acquired and liabilities assumed:

RMB
Consideration transferred
Stock consideration	35,311
Contingent consideration	74
Total	35,385
Add: Non-controlling interest	33,998
69,383

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3) Acquisitions and disposals (Continued)

Acquisitions and disposal in 2023 (Continued)

(b)	Acquisition of Jilin Zhongji Shi’An Insurance Agency Co., Ltd. (“Zhongji”) (Continued)

RMB
Assets acquired
Cash and cash equivalents and restricted cash	1,226
Intangible assets acquired	10,930
- Non-compete agreements	1,350
- Agent resources	7,180
- Insurance distribution license	2,400
Accounts receivable and contract assets, net	7,188
Other assets	2,602
Total assets acquired	21,946

Liabilities Assumed
Accounts payable and accrued commissions	(1,922)
Deferred tax liabilities	(2,732)
Other payables and accrued expenses	(3,777)
Other liabilities	(1,600)
Total liabilities assumed	(10,031)
Net assets acquired	11,915
Goodwill	57,468

Goodwill arising from the acquisition of this agency intermediate was attributable to the benefit of expected synergies as of the date of acquisition and recorded in insurance agency segment. The resulted goodwill is not expected to be tax deductible for tax purposes.

The result of operation of aforementioned acquisition has been consolidated by the Group from March 1, 2023, and the results of operations for the aforementioned acquisition is not material to the Group’s consolidated financial statements as a whole.

Pro forma financial information is not presented for the acquisition of Zhongji as it is immaterial to the reported results.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3) Acquisitions and disposals (Continued)

Acquisitions and disposal in 2023 (Continued)

(c)	Acquisition and disposal of Wuhan Taiping Online Insurance Agency Co., Ltd. (“Taiping”)

On February 8, 2023, the Group entered into share purchase agreement with the shareholders of Wuhan Taiping Online Insurance Agency Co., Ltd. (“Taiping”), an insurance intermediary primarily engaging for delivering life insurance products in China, to acquire 51% of the equity interests of Taiping. The total purchase price as of the acquisition date, i.e., March 1, 2023 consisted of a stock consideration valued at RMB23,541 through issuing 9,107,140 of the Company’s ordinary shares and a contingent asset of RMB1,554. Pursuant to the share purchase agreement, the selling shareholders shall return certain numbers of ordinary shares back to the Group and/or the Group may incur a future payments if all necessary conditions have not been satisfied by the end of a lock-up period of three years.

The acquisition of Taiping was accounted for using the acquisition method of accounting, and the purchase price allocation was based on the fair value of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair values of the assets acquired were determined using various valuation techniques, including cost approach and income approach. The fair value measurements were primarily based on significant inputs that are not directly observable in the market and are considered Level 3 under the fair value measurements and disclosure framework. Key assumptions include cash flow projections for Taiping and the discount rate applied to those cash flows as well as management’s assessment on probability of achieving required performance targets. The excess of the consideration transferred and the fair value of any non-controlling interests over the estimated fair values of the identifiable net assets acquired was recorded as goodwill. For goodwill reporting purposes, the operations and goodwill for Taiping are included in the agency segment as they are similar businesses. The Fair value of the non-controlling interest was estimated with reference to the purchase price per share as of the acquisition date.

The fair value of the purchase price was RMB21,987 as of the acquisition date which has been allocated based on the fair value of the assets acquired and liabilities assumed. RMB33,361 and RMB10,420 were allocated to goodwill and identified intangible assets, respectively. Contingent consideration is included in other non-current asset in the consolidated balance sheets is initially and subsequently measured with changes in fair value reflected in the consolidated statements of income and comprehensive Income. The result of operation has been consolidated by the Group from March 1, 2023 which is not material to the Group’s consolidated financial statements as a whole.

Pro forma financial information is not presented for the acquisition of Taiping as it is immaterial to the reported results.

Given that Taiping failed to meet certain performance targets in due course, 9,107,140 ordinary shares previously issued were repurchased by the Company whom in turn surrendered its equity interests of Taiping, pursuant to a supplementary agreement entered on November 30, 2023. A disposal gain of RMB139 was recorded in others, net for the year ended December 31, 2023.

The business of Taiping was not integrated into insurance agency segment as it was disposed of shortly after it has been acquired and thus the benefits of the acquired goodwill were never realized by the rest of the reporting unit. The current carrying amount of the goodwill arising from the acquisition of Taiping that has been assigned to the agency segment was included in the carrying amount of Taiping to be disposed of.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3) Acquisitions and disposals (Continued)

Acquisitions and disposal in 2023 (Continued)

(d)	Other Acquisitions

In November of 2023, to implement Group’s overseas expansion strategy, the Group, through its subsidiary acquired 100% equity interest in Aasure Insurance Broker Limited, a Hong Kong insurance intermediate for cash consideration of RMB2,650. As close to 90% of the fair value of the gross assets acquired by the Group is associated with the brokerage license, the acquisition is considered an asset acquisition.

The Group acquired 100% equity interest in Puyi Family Office (Chengdu) Enterprises Management Consulting Co., Ltd., or Puyi Family Office (Chengdu) from HPH for a nominal consideration on December 31, 2023. Puyi Family Office (Chengdu) primarily engages in family office business.

Pro forma results of operations for all the individually immaterial business combinations have not been presented because they are not material collectively to the reported results for the year ended December 31, 2023.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3) Acquisitions and disposals (Continued)

Acquisition of an agency intermediate company in 2022

In August of 2022, the Group acquired 100% equity interest in an agency intermediate for cash consideration of RMB31,390. The Group accounted for this acquisition as business combination.

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

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(4) Other Receivables, net

Other receivables, net consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Advances to staff (i)	11,397	12,748
Advances to entrepreneurial agents (i)	81	—
Advances to a third party channel vendor (ii)	22,818	27,386
Rental deposits	19,535	11,820
Amount due from third parties (iii)	183,353	83,156
Other	4,841	7,058
Less: Allowance for current expected credit losses	(10,976)	(30,414)
Other receivables, net	231,049	111,754

(i)	Amounts represented advances to staffs or entrepreneurial agents of the Group for daily business operations, which are unsecured, interest-free and repayable on demand.

(ii)

Amount represented receivables from Shenzhen Chetong Technology Co., Ltd. (“Chetong”) who provides platform services to the Group. The receivables were unsecured, interest-free and repayable on demand. With the cease of cooperation with Chetong in 2022, the Group requested repayment of the advances. The Group estimated the net amount expected to be collected was RMB14,736 and nil as of December 31, 2022 and 2023, respectively, and accordingly recorded an allowance for credit losses of RMB8,082 and 27,386 in others, net of the consolidated statement of income and comprehensive income for the years ended December 31, 2022 and 2023, respectively.

(iii)	Amount mainly represented 1) term-loan (matures in June 2024 with extension) to Sichuan Tianyi Real Estate Development Co., Ltd. (“Sichuan Tianyi”) of RMB40,000 and corresponding interest receivable RMB607 as of December 31, 2023. The loan is guaranteed by the ultimate controlling owner of Sichuan Tianyi, whom is jointly liable, with interest rate 6% per annum. This loan receivable is expected to be settled within one year. 2) term-loan (matures in June 2024) to a third party company principally engaged in provision of education service of RMB20,000 as of December 31, 2023, with the interest rate 5% per annum. 3) term-loan (matures in December 2024) to a third party manufacturing company of RMB21,000 as of December 31, 2023, with the interest rate 5% per annum.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(5) Property, Plant and Equipment, net

Property, plant and equipment, net, is comprised of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Building	12,317	15,572
Office equipment, furniture and fixtures	162,573	165,802
Motor vehicles	18,641	19,206
Leasehold improvements	39,993	34,969
Total	233,524	235,549
Less: Accumulated depreciation	(191,945)	(197,530)
Construction in progress	56,880	53,640
	98,459	91,659

No impairment for property, plant and equipment was recorded for the years ended December 31, 2021, 2022 and 2023.

(6) Other current assets, net

Other current assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Prepayment for acquisition of short-term investments	390,000	—
Prepaid operating costs	12,594	7,828
Prepaid miscellaneous daily expenses	16,146	12,974
Equity investments with readily determinable fair value	126	96,343
Other	2,664	4,186
Less: Allowance for current expected credit losses	(1,795)	—
	419,735	121,331

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(7) Goodwill, net

The gross amount of goodwill and accumulated impairment losses by reporting unit as of December 31, 2022 and 2023 are as follows:

	Agency segment	Claims Adjusting segment	Total
	RMB	RMB	RMB
Gross as of December 31, 2022	132,105	21,137	153,242
Addition in 2023 (Note 3)	297,413	—	297,413
Disposal in 2023 (Note 3)	(33,261)	—	(33,261)
Accumulated impairment loss as of December 31, 2022 and 2023	(22,108)	(21,137)	(43,245)
Net as of December 31, 2022	109,997	—	109,997
Net as of December 31, 2023	374,149	—	374,149

The Group performed annual impairment analysis as of the balance sheet date. No impairment loss was recognized in goodwill for the years ended December 31, 2021, 2022 and 2023.

(8) Intangible assets, net

Intangible assets, net, are comprised of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Software	—	5,900
Non-compete agreements	—	9,773
Agent resources	—	35,929
Brokerage license	—	23,018
Total	—	74,620
Less: Accumulated amortization	—	(16,304)
	—	58,316

During the years ended December 31, 2022 and 2023, the Company acquired intangible assets amounting to nil and RMB85,040, respectively, in connection with business combinations, which were measured at fair value upon acquisition. Then the Group disposed RMB8,866 during the year ended December 31, 2023. Details of intangible assets acquired in connection with business combinations and disposed are included in Note 3.

Amortization expenses for intangible assets recognized for the years ended December 31, 2021, 2022 and 2023 were RMB44, nil and RMB17,858, respectively. Amortization expenses are expected to be at RMB16,901, RMB16,816, RMB2,788, RMB2,788, and RMB2,780 for the years ending December 31, 2024, 2025, 2026, 2027 and 2028, respectively.

There were no impairment charges for intangible assets recorded for the years ended December 31, 2021, 2022 and 2023.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(9) Investments in Affiliates

As of December 31, 2022 and 2023, the Group’s investments accounted for under the equity method were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
CNFinance	—	—
Others	4,035	—
Total	4,035	—

Investment in CNFinance Holdings Limited (“CNFinance”)

The Group held 18.5% equity interest of CNFinance which was accounted for using the equity method. The Group recognized an other-than-temporary impairment of RMB29,316 and RMB78,277 for years ended December 31, 2021 and 2022, respectively, to reduce the carrying value of the investment to reflect the market value of the shares held by the Group.

On June 28, 2022, the Group completed the distribution of 252,995,600 ordinary shares of CNFinance to its shareholders on a pro rata basis, after which the Group’s equity stake in CNFinance decreased from approximately 18.5% to approximately 0.01%. Upon the completion of the distribution, the Company ceased to account for the remaining equity investment in CNFinance using equity method as the Company no longer has significant influence over this investee.

Investment in Highest Performances Holdings Inc. (“HPH”)

The Group held 4.46% equity interests in HPH before HPH’s listing in Nasdaq (symbol: HPH, formerly known as “PUYI”) in 2018. HPH is a leading third-party wealth management services provider in China. Investment in HPH is accounted for using the equity method as the Group has significant influence by the right to nominate one board member out of seven.

In December 2023, the Group entered into a share repurchase agreement with HPH, pursuant to which the Group agreed to transfer all of its 4.46% equity interests in HPH back to HPH. Concurrently, a wholly-owned subsidiary of the Group entered into a share transfer agreement with HPH to acquire 15.41% equity interests in Fanhua Puyi Fund Sales Co., Ltd. (“Puyi Fund”), a wholly-owned subsidiary of HPH, at the aggregate consideration of the aforementioned 4.46% equity interests in HPH and cash of RMB10,463.

Upon the completion of the disposals of CNFinance and HPH, the carrying amount of remaining investee is at nil due to continuously losses as of December 31, 2023.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(10) Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Equity investments without readily determinable fair value (Note 2(j))	11,400	31,892
Long-term hybrid instrument (Note 2(j))	—	125,000
Amount due from a third party (i)	—	30,359
Contingent considerations (Note 3)	—	13,461
Receivables from certain shareholders as guarantee deposit due to business combinations	—	33,373
Others	—	4,597
Less: Allowance for current expected credit losses	—	(2,930)
	11,400	235,752

(i)	Amount represented a term-loan (matures in September 2028) to a third party of RMB30,000 and corresponding interest receivable RMB359 as of December 31, 2023. The loan bears interest rate 4.5% per annum and is guaranteed by the ultimate controlling owner of the borrower, whom is jointly liable.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(11) Leases

The Group’s lease for office space include only fixed rental payments with no variable lease payment terms. As of December 31, 2022 and 2023, there were no leases that have not yet commenced.

The following represents the aggregate ROU assets and related lease liabilities as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Operating lease ROU assets	145,086	136,056
Current operating lease liability	62,304	57,164
Non-current operating lease liability	74,190	71,311
Total operating leased liabilities	136,494	128,475

The weighted average lease term and discount rate as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
Weighted average lease term:
Operating leases	2.83	2.83
Weighted average discount rate:
Operating leases	4.28%	3.89%

The components of lease expenses for the years ended December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Operating lease expense	97,576	74,819
Short term lease expense	1,227	7,748
Total	98,803	82,567

Supplemental cash flow information related to leases for the years ended December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	90,438	72,223
Supplemental noncash information:
Right-of-use assets obtained in exchange for lease obligations net of decrease in right-of-use assets for early determinations	4,462	57,233

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(11) Leases (Continued)

Maturities of lease liabilities at December 31, 2023:

Minimum Lease Payment
RMB
Year ending December 31:
2024	58,924
2025	43,048
2026	23,747
2027	5,941
2028	2,423
Thereafter	1,351
Total remaining undiscounted lease payments	135,434
Less: Interest	6,959
Total present value of lease liabilities	128,475
Less: Current operating lease liability	57,164
Non-current operating lease liability	71,311

(12) Variable Interest Entities (“VIEs”)

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

(12) Variable Interest Entities (“VIEs”) (Continued)

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

(12) Variable Interest Entities (“VIEs”) (Continued)

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

(12) Variable Interest Entities (“VIEs”) (Continued)

Risks in relation to the VIE Arrangement (Continued)

Summarized below is the information related to VIEs, including total assets, total current liabilities, total liabilities, net revenues, total operating costs and expenses, net income (loss) and cash flows after intercompany elimination are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Total assets	102,965	139,541
Total current liabilities	(50,457)	(39,996)
Total liabilities	(77,990)	(68,430)

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues	16,267	141,086	122,880
Operating costs and expenses	1,814	67,788	100,957
Net income (loss)	14,431	(4,136)	(13,085)
Net cash generated from operating activities	48,923	98,715	3,754

As of December 31, 2023 there were no consolidated VIE assets that are collateral for the VIE’s obligations or are restricted solely to settle the VIEs’ obligations, other than aforementioned in the restricted cash as described in Note 2(c). In the year ended December 31, 2023, aggregate revenues derived from these VIEs contributed 3.8% of the total consolidated net revenues, based on the corporate structure as of the end of 2023. As of December 31, 2023, the VIEs accounted for an aggregate of 3.2% of the consolidated total assets. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Company in normal course of business. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(13) Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Business and other tax payables	77,502	89,715
Refundable deposits from employees and agents	19,789	18,239
Professional fees	3,586	5,609
Accrued expenses to third parties	29,861	33,382
Contributions from members of eHuzhu mutual aid program (Note 2(c))	43,140	37,261
Others	448	1,793
Total	174,326	185,999

(14) Short-term loans

Short-term loans and total outstanding balance as of December 31, 2022 and 2023 amounted to RMB35,679 and RMB164,300, respectively, which are RMB-denominated borrowings made by the Company’s subsidiaries from financial institutions in mainland China. The Group borrowed RMB35,679 and RMB182,301 one-year loans for its general working capital purposes in 2022 and 2023, respectively.

As of December 31, 2022 and 2023, the weighted average interest rates for the outstanding borrowings were approximately 4.50% and 4.50%, respectively, and the unused lines of credit for the short-term loans was RMB164,321 and RMB35,700, respectively.

(15) Employee Benefit Plans

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

For the years ended December 31, 2021, 2022 and 2023, the Group contributed and accrued RMB118,837, RMB131,385 and RMB131,228, respectively.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(16) Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

Subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. Under the two-tiered profits tax rates regime, the provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 8.25% for the years ended December 31, 2021, 2022 and 2023.

The Group’s subsidiaries and VIEs incorporated in the PRC are subject to the PRC Enterprise Income Tax and a unified 25% enterprise income tax rate, except for certain entities that are entitled to preferential tax treatments.

Preferential EIT rates at 15% is available for qualified enterprises located in the western China regions in an industry sector encouraged by the PRC government. Fanhua Lianxing Insurance Sales Co., Ltd., the Group’s wholly-owned subsidiary, which is the holding entity of the Group’s life insurance operations, was entitled to a preferential tax rate of 15% for the years ended December 31, 2021, 2022 and 2023, respectively.

Pursuant to the relevant laws and regulations in the PRC, Shenzhen Huazhong United Technology Co., Ltd. (“Shenzhen Huazhong”), a subsidiary of the Group, was regarded as a software company and thus exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Shenzhen Huazhong, year 2017 was the first profit-making year and accordingly it has made a 12.5% tax provision for its profits for the year ended December 31, 2021, Shenzhen Huazhong no longer enjoys such a preferential rate from 2022 to 2023.

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

One of the Group’s wholly-owned subsidiaries, CNinsure Holdings Limited, was determined by Hong Kong Taxation Bureau to be a Hong Kong resident enterprise since July 2018. The Hong Kong resident certificate was issued by the Hong Kong Inland Revenue Department valid till the year ending December 31, 2023. Accordingly, CNinsure Holdings Limited qualified as a Hong Kong resident and was entitled to enjoy a reduced tax rate of 5% for the dividends paid by PRC subsidiaries for the years ended December 31, 2021, 2022 and 2023 under Bulletin [2018] No. 9 (e.g. beneficial ownership, shareholding percentage and holding period).

The Group accounts for uncertain income tax positions by prescribing a minimum recognition threshold in the financial statements. The Group’s liabilities for unrecognized tax benefits were included in other tax liabilities. As of December 31, 2022 and 2023, the balance of unrecognized tax benefits is comprised of amounts mainly arising from gain on disposal of subsidiaries and certain transfer pricing arrangements.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(16) Income Taxes (Continued)

The movements of unrecognized tax benefits are as follows:

RMB
Balance as of January 1, 2021	67,219
Change in unrecognized tax benefits	—
Increase in tax positions	5,994
Balance as of December 31, 2021	73,213
Change in unrecognized tax benefits	—
Decrease in tax positions	(36,566)
Balance as of December 31, 2022	36,647
Change in unrecognized tax benefits	—
Decrease in tax positions	(2,279)
Balance as of December 31, 2023	34,368

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. During the current year, the Group reversed transfer pricing related uncertain tax position amounting to RMB3,963 when its statute of limitation expired in 2023.

Income tax expenses are comprised of the following:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax expense	66,665	13,169	44,836
Deferred tax expense	23,909	27,847	14,566
Income tax expense	90,574	41,016	59,402

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(16) Income Taxes (Continued)

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Operating loss carryforward	96,173	117,072
Intangible assets, net	2,856	5,003
Less: valuation allowances	(78,627)	(81,340)
Total	20,402	40,735
Deferred tax liabilities:
Fair value adjustments in relation to short-term investments	13,954	15,944
Estimated profit arising from future renewal commissions	59,271	91,428
PRC dividend withholding taxes	29,230	29,230
Identifiable intangible assets	—	12,549
Total	102,455	149,151

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided RMB78,627 and RMB81,340 valuation allowance for the years ended December 31, 2022 and 2023, respectively.

The Group had total operating loss carry-forwards of RMB385,155 and RMB468,715 as of December 31, 2022 and 2023, respectively. As of December 31, 2023, all of the operating loss carry-forwards will expire in the years from 2024 to 2028. During the years ended December 31, 2021, 2022 and 2023, RMB8,314, RMB18,349 and RMB44,091, respectively, of tax loss carried forward has been expired and canceled.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(16) Income Taxes (Continued)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income from continuing operations before income taxes, share of income of affiliates, net	371,088	196,335	349,818
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	92,772	49,084	87,455
Expenses not deductible for tax purposes:
—Entertainment	2,950	2,099	2,417
—Other	81	479	340
Effect of tax holidays on concessionary rates granted to PRC entities	(13,523)	(12,671)	(9,956)
Effect of different tax rates of subsidiaries operating in other jurisdictions	2,070	2,342	4,110
Change in valuation allowance	2,999	40,501	2,713
Deferred income tax for dividend distribution	10,349	—	—
Effect of non-taxable income*	(13,777)	(4,620)	(25,709)
Unrecognized tax benefits arising from certain transfer pricing arrangements	5,994	(36,566)	(2,279)
Other	659	368	311
Income tax expense	90,574	41,016	59,402

*	The effect of non-taxable income for years ended December 31, 2021 and 2022 represents an income tax exemption according to the Notice (Cai Shui [2002] No. 128) promulgated by the State Administration of Taxation and Ministry of Finance in China on dividend income derived from a purchased open-end securities investment fund product that the Group recorded as short term investment. The effect of non-taxable income for the year ended December 31, 2023 is primarily relating to the non-taxable gains from changes in fair value of equity interests held by the Group.

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately RMB13,523, RMB12,671 and RMB9,956 for the years ended December 31, 2021, 2022 and 2023, respectively. Without such exemption, the Group’s basic net profit per share for the years ended December 31, 2021, 2022 and 2023 would have been decreased by RMB0.01, RMB0.01 and RMB0.01, and diluted net profit per share for the years ended December 31, 2021, 2022 and 2023 would have been decreased by RMB0.01, RMB0.01 and RMB0.01, respectively.

If the entities were to be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%, whereas in the case of dividends paid by PRC subsidiaries which are 25% or more directly owned by tax residents in the Hong Kong Special Administrative Region, the withholding tax would be 5%. The Group’s subsidiary, CNinsure Holdings Limited qualified as Hong Kong resident and was entitled to enjoy a 5% reduced tax rate under Bulletin [2018] No. 9 for the years ended December 31, 2021.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(16) Income Taxes (Continued)

Aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution to the Group of approximately RMB1,399,701 and RMB1,664,408 as of December 31, 2022 and 2023 respectively, are considered to be indefinitely reinvested. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred tax liability in respect of those undistributed earnings of approximately RMB69,985 and RMB83,220, respectively.

During the years ended December 31, 2021，2022 and 2023, the Group provided RMB10,349, nil and nil, respectively, deferred income tax for the declared dividend distribution based on a 5% withholding tax rate.

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

(17) Capital Structure

Issuance of new shares

As disclosed in Note (3)(a), the Company issued 61,853,580 ordinary shares to the shareholders of Zhongrong to acquire 57.73% equity interests of Zhongrong in March 2023. The consideration, adjustable based on the achievement of certain performance targets in the next three years by Zhongrong, is subject to a lock-up period of three years and will be released from lock-up in two batches after 2025. On August 31, 2023, one of the selling shareholders who previously sold 1.56% equity interests in Zhongrong in exchange for 0.3% equity interests of the Group, entered into a supplemental agreement with the Group to modify the payment terms from ordinary shares of the Company to RMB11,513 in cash. As a result, 3,591,780 ordinary shares previously issued to the selling shareholder were repurchased by the Company in December 2023 which resulted in recognizing a loss of RMB3,043 in others, net in the consolidated statements of income and comprehensive income for the year ended December 31, 2023. The repurchased shares were included in treasury stock as of December 31, 2023.

As disclosed in Note (3)(b), the Company issued 13,660,720 ordinary shares to the shareholders of Zhongji to acquire 51% of the equity interests of Zhongji in March 2023. The consideration, adjustable based on the achievement of certain performance targets in the next three years by Zhongji, is subject to a lock-up period of three years and will be released from lock-up in two batches after 2025.

As stated in Note (3)(b), the Company issued 9,107,140 ordinary shares to the existing shareholder of Taiping to acquire 51% of the equity interests of Taiping in March 2023. As Taiping failed to meet certain performance targets, 9,107,140 previously issued ordinary shares were repurchased by the Company and the Company surrendered the acquired 51% equity interests of Taiping, pursuant to a supplementary agreement entered on November 30, 2023. The repurchased shares were included in treasury stock as of December 31, 2023.

The Group accounts for the repurchased ordinary shares under the par value method and includes such treasury stock as a component of the shareholders’ equity.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(17) Capital Structure (Continued)

Repurchase of ordinary shares

During 2022, the Company repurchased an aggregate of 72,465 ADSs from the open market, representing 0.1% of the total shares outstanding as of December 31, 2022,at an average price of US$7.85 per ADS for a total amount of approximately RMB3,984, under its share buyback program (“2022 Share Buyback Program”) to repurchase up to US$20 million ADSs, as previously announced by its board of directors in December 2022.

During 2023, the Company repurchased an aggregate of 526,441 ADSs from the open market and 634,946 ADSs from certain shareholders, representing 2% of the total shares outstanding as of December 31, 2023, at an average price of US$7.42 per ADS for a total amount of approximately RMB62,309, under the 2022 Share Buyback Program.

The Group accounts for repurchased ordinary shares under the par value method and includes such treasury stock as a component of the shareholders’ equity.

(18) Net Income per Share

As of December 31, 2021, 2022 and 2023, there were nil, nil and nil employee share options or non-vested ordinary shares, respectively, which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net earnings per share in the periods presented, as their effects would have been anti-dilutive.

The computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Basic:
Net income	259,941	85,723	289,099
Less: Net income (loss) attributable to the noncontrolling interests	8,952	(14,549)	8,622
Net income attributable to the Company’s shareholders	250,989	100,272	280,477
Weighted average number of ordinary shares outstanding*	1,073,891,784	1,074,196,310	1,074,372,067
Basic net income per ordinary share	0.23	0.09	0.26
Basic net income per ADS	4.67	1.87	5.22

*	The weighted average number of ordinary shares outstanding excludes the number of ordinary shares issued in business combinations occurred in 2023 through an exchange of equity interests that are treated in the same manner as contingently issuable shares because the holders must return all or part if all necessary conditions have not been satisfied by the end of the period.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(18) Net Income per Share (Continued)

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Diluted:
Net income	259,941	85,723	289,099
Less: Net income (loss) attributable to the noncontrolling interests	8,952	(14,549)	8,622
Net income attributable to the Company’s shareholders	250,989	100,272	280,477
Weighted average number of ordinary shares outstanding	1,073,891,784	1,074,196,310	1,074,372,067
Weighted average number of dilutive potential ordinary shares from share options and restricted share units	399,410	261,511	2,368,131
Total	1,074,291,194	1,074,457,821	1,076,740,198
Diluted net income per ordinary share	0.23	0.09	0.26
Diluted net income per ADS	4.67	1.87	5.21

(19) Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2022 and 2023. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. The accumulated amounts contributed to the statutory reserves were RMB559,520 and RMB608,376 as of December 31, 2022 and 2023, respectively.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of restricted net assets include paid in capital and statutory surplus reserve of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB1,461,214 and RMB1,510,070 as of December 31, 2022 and 2023, respectively, which were not eligible to be distributed.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(20) Related-party Balances and Transactions

The principal related-party balances as of December 31, 2022 and 2023, and transactions for the years ended December 31, 2021, 2022 and 2023 are as follows:

(i)	On December 28, 2020, the Group entered into a framework strategic partnership agreement, or, the “Agreement”, with Puyi Enterprise Management Consulting Co., Ltd (“Puyi Consulting”), which was controlled by HPH (formerly known as “Puyi”). Pursuant to the Agreement, both parties, on the basis of full compliance with relevant regulatory and legal requirements will share customer and channel resources and explore collaboration opportunities on the provision of value-added asset management services to Chinese households, by leveraging both parties’ respective strength in insurance and financial services. For the year ended December 31, 2021, the Group incurred RMB5,386 commission cost to Puyi Consulting and the balance of accounts payable as of December 31, 2021 was RMB2,894. For the year ended December 31, 2022, the Group incurred RMB13,548 commission cost to Puyi Consulting and the balance of account payable as of December 31, 2022 was RMB4,987. For the year ended December 31, 2023, the Group incurred RMB1,590 commission cost to Puyi Consulting and the balance of account payable as of December 31, 2023 was nil. In order to diversify the Group’s services and product offerings, the Group provided referral services of publicly-raised and privately-raised fund products provided by HPH’s clients, the Group referred HPH’s financial advisors to their clients and HPH’s financial advisors will be responsible for providing product information and handling purchasing procedures. For the year ended December 31, 2022, the Group incurred RMB1,166 referral service fee from HPH and the balance of account receivable as of December 31, 2022 was RMB1. For the year ended December 31, 2023, the Group incurred RMB530 referral service fee from HPH and the balance of account receivable as of December 31, 2023 was nil.

(ii)	On March 7, 2022, the Group entered into an agreement with Puyi Consulting. Pursuant to this agreement, Puyi Consulting provided training services and customer salon support services to the Group. For the year ended December 31, 2022, the Group incurred RMB7,017 services expense to Puyi Consulting and the balance of other payable as of December 31, 2022 was RMB4,177. For the year ended December 31, 2023, the Group incurred RMB3,231 services expense to Puyi Consulting and the balance of other payable as of December 31, 2023, was nil.

(iii)

As disclosed in Note (9), the Group entered into a share repurchase agreement with HPH, pursuant to which the Group agreed to transfer all of its 4.46% equity interests in HPH back to HPH on December 22, 2023. Concurrently, a wholly-owned subsidiary of the Group entered into a share transfer agreement with HPH to acquire 15.41% equity interests in Puyi Fund, a wholly-owned subsidiary of HPH, at the aggregate consideration of the aforementioned 4.46% equity interests in HPH and cash of RMB10,463.

(iv)	As disclosed in Note (3)(d), the Group acquired 100% equity interest in Puyi Family Office (Chengdu) from HPH for a nominal consideration on December 31, 2023.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(21) Commitments and Contingencies

As of December 31, 2023, there was no pending legal proceeding to which the Group is a party that will have a material effect on the Group’s business, results of operations or cash flows.

(22) Concentrations of Credit Risk

Concentration risks

Customers accounting for 10% or more of total net revenues excluding estimated renewal commissions are as follows:

	Year ended December 31,
	2021	% of sales	2022	% of sales	2023	% of sales
	RMB		RMB		RMB
Sinatay Life Insurance Co., Ltd. (“Sinatay”)	451,840	15.0%	497,143	19.6%	438,026	15.3%
Aeon Life Insurance Co., Ltd. (“Aeon”).	437,132	14.5%	*	*	295,217	10.3%
Huaxia Life Insurance Company Limited (“Huaxia”)	323,800	10.7%	*	*	*	*
Subtotal	1,212,772	40.2%	497,143	19.6%	733,243	25.6%

*	represented less than 10% of total net revenues for the year.

Customers which accounted for 10% or more of gross accounts receivable excluding estimated renewal commissions are as follows:

	As of December 31,
	2022	%	2023	%
	RMB		RMB
Sinatay	124,847	23.4%	57,119	14.7%
Greatwall Life Insurance Co., Ltd	85,616	16.0%	63,455	16.3%
Subtotal	210,463	39.4%	120,574	31.0%

*	represented less than 10% of accounts receivable as of the year end.

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents and short-term investments with financial institutions with low credit risk.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(23) Share-based Compensation

(a) 2022 Options

On August 12, 2022, the Company granted share options (“2022 Options”) to its independent directors to purchase up to 4,000,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options vest over a four-year service period starting from the date of grant, with 30% (“Option D1”), 30% (“Option D2”), 20% (“Option D3”) and the remaining 20% (“Option D4”) of the options being vested on August 31 of each of the years starting from 2023 to 2026, respectively, subject to the continuous service of the option grantees. The 2022 Options expire no later than August 1, 2032, subject to earlier termination upon an optionee’s cessation of service. The 2022 Options had an exercise price of US$0.2305 (RMB1.64) and an intrinsic value of US$0.0020 (RMB0.01) per ordinary share on the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model.

For the year ended December 31, 2023, changes in the status of total outstanding options, were as follows:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value USD
Outstanding as of January 1, 2023 and December 31, 2023	4,000,000	0.2305	5.19	408

For the years ended December 31, 2022 and 2023, share-based compensation expenses of RMB461 and RMB1,481 were recognized in connection with the 2022 Options, respectively. As of December 31, 2022 and 2023, unrecognized share-based compensation expense related to unvested share options granted to the independent directors totaled RMB3,942 and RMB2,684, respectively. The unvested share options expense relating to the share options with a graded vesting schedule is expected to be recognized over a weighted-average period of 2.6 years on a straight-line basis at an amount which at least equals the portion of the grant-date fair value of the 2022 Options that are vested at that date.

(b) Restricted Share Units (“RSUs”)

In August of 2023, the Company granted 536,990 ADSs to an executive office. Pursuant to the agreement entered into between the Company and the grantee, the ADSs vest over a five-year service period starting from the date of grant, with 100,000 ADSs, 100,000 ADSs, 136,990 ADSs, 100,000 ADSs and the remaining 100,000 ADSs being vested on June 30 of each of the years starting from 2024 to 2028, respectively, subject to the continuous service of the grantee (“RSUs”). The fair value of the RSUs was measured as the grant-date market price of the Company’s stock at US$6.35/ADS.

A summary of the activity of the service-based RSUs for the year ended December 31, 2023 is presented as follows:

	Number of restricted shares	Weighted average grant-date fair value
		US$
Unvested as of January 1, 2023	—	—
Granted	536,990	3,410
vested	—	—
Forfeited	—	—
Unvested as of December 31, 2023	536,990	3,410

The Company recorded share-based compensation expense of RMB1,987 in connection with the RSUs for the year ended December 31, 2023. As of December 31, 2023, unrecognized share-based compensation expense related to unvested RSUs granted to the executive officer with a graded vesting schedule totaled RMB22,258, which is expected to be recognized over a weighted-average period of 4.5 years on a straight-line basis at an amount which at least equals the portion of the grant-date fair value of the RSUs that are vested at that date.

FANHUA INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(23) Share-based Compensation (Continued)

(c) 2023 Million Dollar Round Table Options (“2023 MDRT Options”)

On February 6, 2023, the Company granted share options, or the 2023 MDRT Options, to its independent high-performing agents to purchase up to 13,680,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options vest over a two-year service period starting from the date of grant, with 50% and the remaining 50% of the options being vested on March 31, 2024 and March 31, 2025, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. The 2023 MDRT Options expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. The 2023 MDRT Options had an exercise price of US$0.0500 (RMB0.35) and an intrinsic value of US$0.3125 (RMB2.22) per ordinary share on the date of grant.

The Group used the binomial option pricing model in determining the fair value of the options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, dividend rate and risk-free interest rate. The assumptions used in determining the fair value of the 2023 MDRT Options on the grant date were as follows:

Assumptions	February 6, 2023
Expected dividend yield (Note i)	3.69%
Risk-free interest rates (Note ii)	3.88%
Expected volatility (Note iii)	51.41%
Expected life in years (Note iv)	4.49
Exercise multiple (Note v)	2.80
Fair value of options on grant date	US$0.2896 ~ US$0.2997

(i)	Expected dividend yield:

The expected dividend yield was estimated by the Group based on its historical and future dividend policy.

(ii)	Risk-free interest rate:

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

(iv)	Expected life:

The expected life was estimated based on the end of the vesting period and the contractual term of the award of the 2023 MDRT Options.

(v)	Exercise multiple:

The exercise multiple was estimated based on empirical studies.

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(23) Share-based Compensation (Continued)

(c) 2023 Million Dollar Round Table Options (“2023 MDRT Options”) (Continued)

A summary of share options outstanding as of December 31, 2023, and activity during the year then ended, is presented below:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value USD
Outstanding as of January 1, 2023	—	—	—	—
Granted	13,680,000	0.0500	4.49	4,275
Exercised	—	—	—	—
Forfeited	(2,380,000)	—	—	—
Outstanding as of December 31, 2023	11,300,000	0.0500	3.59	3,192

For the year ended December 31, 2023, share-based compensation expense of RMB13,627 was recognized in connection with the 2023 MDRT Options. As of December 31, 2023, unrecognized share-based compensation expense related to unvested 2023 MDRT Options totaled RMB9,918, which is expected to be recognized over a weighted-average period of 1.25 years on a straight-line basis. The Group estimates that the forfeiture rate for the independent high-performing agents will be approximately 17% for the year ended December 31, 2023.

(24) Segment Reporting

As of December 31, 2022 and 2023, the Group operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for distributing life and P&C insurance products on behalf of insurance companies, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(24) Segment Reporting (Continued)

The following table shows the Group’s operations by business segment for the years ended December 31, 2021, 2022 and 2023. Other represents revenue and expenses that are not allocated to reportable segments and corporate related items.

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net revenues
Agency	2,811,936	2,376,851	2,760,448	388,801
Claims Adjusting	459,178	404,763	437,941	61,683
Total net revenues	3,271,114	2,781,614	3,198,389	450,484
Operating costs and expenses
Agency	(2,418,444)	(2,068,194)	(2,422,386)	(341,187)
Claims Adjusting	(442,349)	(416,619)	(418,589)	(58,958)
Other	(108,416)	(128,126)	(161,589)	(22,758)
Total operating costs and expenses	(2,969,209)	(2,612,939)	(3,002,564)	(422,903)
Income (loss) from operations
Agency	393,492	308,657	338,062	47,614
Claims Adjusting	16,829	(11,856)	19,352	2,725
Other	(108,416)	(128,126)	(161,589)	(22,758)
Income from operations	301,905	168,675	195,825	27,581

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Segment assets
Agency	1,513,449	2,515,467	354,296
Claims Adjusting	252,130	259,325	36,524
Other	1,323,937	1,276,092	179,735
Total assets	3,089,516	4,050,884	570,555

Substantially all of the Group’s revenues for the three years ended December 31, 2021, 2022 and 2023 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.

FANHUA INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(25) Subsequent events

Significant Investment from White Group

On February 2, 2024, the Group entered into a framework agreement with Singapore White Group Pte. Ltd. (“White Group”). Pursuant to the framework agreement, White Group and its partners intend to invest up to US$500 million in the Group. Subsequently, the Group and White Group entered into a supplementary agreement on February 20, 2024, according to which, in addition to the up to US$500 million investment, both parties will explore investments in certain high-quality assets including an Asia-based telehealth solution provider and an AI Humanoid hardware manufacturer. Up to the date the consolidated financial statements are issued, there is no substantial investment that has been initiated.

2023 Share Incentive Plan

On February 20, 2024, the board of directors (the “board”) adopted a share incentive plan under which the Group has reserved 113,423,618 ordinary shares for issuance, which was approximately 10% of the outstanding ordinary shares as of December 31, 2023. Up to the date the consolidated financial statements are issued, no options or RSUs have been granted under the share incentive plan.

2024 Share Option Grants

On February 2, 2024, share options were granted to certain employees of the Group and top agents to purchase 5,799,925 ADSs of HPH as a supplement of salary and benefit packages. Pursuant to the share incentive program, the exercise price of these options is US$0.001 per HPH’s ADS. The options are scheduled to vest over a one-year period starting from March 1, 2025, subject to the achievement of certain key performance indicators by the option holders and their continued service with the Group.

FANHUA INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

(In thousands, except for shares and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note2(u)
ASSETS:
Current assets:
Cash and cash equivalents	38,512	23,595	3,323
Short term investments	27,619	—	—
Other receivables and amounts due from subsidiaries and affiliates	417,613	450,933	63,513
Total current assets	483,744	474,528	66,836
Non-current assets:
Investment in subsidiaries	2,520,667	3,010,729	424,052
Investment in an affiliate	4,035	—	—
Other non-current asset	—	13,461	1,896
Total assets	3,008,446	3,498,718	492,784

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables and accrued expenses and amounts due to subsidiaries	1,385,043	1,427,456	201,053
Total liabilities	1,385,043	1,427,456	201,053
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued 1,074,291,784 and 1,158,913,224 shares, of which 1,072,842,484 and 1,134,236,184 shares were outstanding as of December 31, 2022 and 2023, respectively)	8,091	8,675	1,222
Treasury Stock	(10)	(178)	(25)
Additional paid-in capital	461	162,721	22,919
Retained earnings	1,647,504	1,927,981	271,550
Accumulated other comprehensive loss	(32,643)	(27,936)	(3,935)
Total equity	1,623,403	2,071,263	291,731
Total liabilities and shareholders’ equity	3,008,446	3,498,719	492,784

FANHUA INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY—(Continued)

Statements of Income and Comprehensive Income

(In thousands)

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
General and administrative expenses	(331)	(11,318)	(11,018)	(1,552)
Selling expenses	—	—	(13,627)	(1,919)
Interest income	2	5	1,201	169
Others, net	—	17,495	17,009	2,395
Equity in earnings of subsidiaries and an affiliate	251,318	94,090	286,912	40,411
Net Income attributable to the Company’s shareholders	250,989	100,272	280,477	39,504
Other comprehensive income (loss):
Foreign currency translation adjustments	(9,116)	3,728	2,249	317
Unrealized net gains on available-for-sale investments	6,252	(1,919)	2,458	346
Share of other comprehensive (loss) gain of affiliates	(1,281)	4,688	—	—
Comprehensive income attributable to the Company’s shareholders	246,844	106,769	285,184	40,167

FANHUA INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY—(Continued)

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash flow from operating activities:
Net income	250,989	100,272	280,477	39,504
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and an affiliate	(251,318)	(94,090)	(312,323)	(43,990)
Compensation expenses associated with stock options	—	461	17,095	2,408
Other non-cash adjustments	—	—	(22,569)	(3,179)
Changes in operating assets and liabilities:
Other receivables	392	—	(20)	(3)
Accrued payroll and Other payables	(847)	696	820	116
Net cash (used in) from operating activities	(784)	7,339	(36,520)	(5,144)
Cash flows (used in) generated from investing activities
Changes in investment in subsidiaries and an affiliate	43,757	907,006	2,458	346
Advances to subsidiaries and affiliates	157,582	(689,780)	(10,005)	(1,409)
Proceeds from disposal of short-term investments	—	10,095	27,639	3,893
Net cash generated from investing activities	201,339	227,321	20,092	2,830
Cash flows generated from (used in) financing activities:
Proceeds on exercise of stock options	—	2	—	—
Dividends paid	(242,518)	(317,730)	—	—
Repurchase of ordinary shares from open market	—	(3,984)	(29,044)	(4091)
Net cash generated used in financing activities	(242,518)	(321,712)	(29,044)	(4,091)
Net decrease in cash and cash equivalents	(41,963)	(87,052)	(45,472)	(6,405)
Cash and cash equivalents and restricted cash at beginning of year	66,345	14,507	38,512	5,424
Effect of exchange rate changes on cash and cash equivalents	(9,875)	111,057	30,555	4,304
Cash and cash equivalents and restricted cash at end of the year	14,507	38,512	23,595	3,323

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

As of December 31, 2023, RMB1,510,070 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2021, 2022 and 2023.

As of December 31, 2023, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company except for those which have been separately disclosed in the consolidated financial statements, if any.

Basis of preparation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group as of December 31, 2022 and 2023 and the years ended 2021, 2022 and 2023.