Form 20-F
period 2024-12-31
AIFU Inc.
filed 2025-04-25
CIK 1413855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from             to

Commission file number: 001-33768

AIFU Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(Address of principal executive offices)

Huaguang Huang, Chief Financial Officer

Tel: +86 20 83883033

E-mail: huanghg@aifugroup.com

Fax: +86 20 83883181

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Ticker Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares, each representing 20 Class A ordinary shares	AIFU	The NASDAQ Global Select Market
Class A Ordinary shares, par value US$0.001 per share*		The NASDAQ Global Select Market

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,132,091,984 Class A ordinary shares, par value US$0.001 per share and 1,000,000,000 Class B ordinary shares, par value US$0.001 per share as of December 31, 2024

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

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

Yes ☐ No ☐

-i-

INTRODUCTION

In this annual report, unless the context otherwise requires:

●	“ADSs” refer to our American depositary shares, each of which represents 20 Class A ordinary shares;

●	“China” or “PRC” refers to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau (“Hong Kong ASR” and “Macau SAR”), and only when this annual report refers to specific laws and regulations adopted by the PRC, reference to “China” or the “PRC” excludes Taiwan, Hong Kong SAR and Macau SAR). Unless the context otherwise indicates, the legal and operational risks associated with operating in China discussed in this annual report also apply to any operations we may now or in the future carry out in Hong Kong SAR or Macau SAR;

●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.001 per share;

●	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.001 per share;

●	“former consolidated VIEs” refer to Shenzhen Xinbao Investment Management Co., Ltd. (“Xinbao Investment”), Fanhua RONS (Beijing) Technologies Co., Ltd. (“Fanhua RONS Technologies”) and their subsidiaries which have been transferred to BGM Group Ltd. (“BGM”) in a share exchange transaction with BGM on December 27, 2024;

●	“WFOEs” refer to Fanhua Insurance Sales Service Group Company Limited, or Fanhua Group Company and Beijing Fanlian Investment Co., Ltd., or Fanlian Investment;

●	“customer” refers to policyholder or our insurance company partner which we define as customer under ASC 606;

●	“HK$” and “HK dollars” refer to the legal currency of Hong Kong SAR;

●	“Parent” refers to AIFU Inc., a Cayman Islands holding company;

●	“provinces” of China refer to the 23 provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing), the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi), excluding, solely for the purpose of this annual report, Taiwan, Hong Kong SAR and Macau SAR;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.001 per share including Class A ordinary shares and Class B ordinary shares;

●	“US$” or “U.S. dollars” refers to the legal currency of the United States; and

●	“we,” “us,” “our company,” “the Company”, “our” or “AIFU” refers to AIFU Inc., formerly known as CNinsure Inc., Fanhua Inc. and AIX Inc., and its subsidiaries and, in the context of describing its operations and consolidated financial information, its former consolidated VIEs which are its consolidated affiliated entities, if applicable. As described elsewhere in this annual report, we did not own these former consolidated VIEs, and the results of the former consolidated VIEs’ operations only accrued to us through contractual arrangements between the former consolidated VIEs, the former consolidated VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the former consolidated VIEs’ activities separately from those of our directly and indirectly owned subsidiaries, and our use of the terms “we,” “us,” and “our” may not include the consolidated former VIEs in those contexts.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Our Holding Company Structure and Historical Contractual Arrangements with the Former Consolidated VIEs

AIFU Inc. is a Cayman Islands holding company primarily operating in China through our PRC subsidiaries, including Zhonglian Enterprise and Xinlian Information, and their subsidiaries in which we hold equity ownership interests. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in value-added telecommunication services, and therefore prior to December 27, 2024 we operated our internet-based insurance distribution business through Xinbao Investment, and Fanhua RONS Technologies, which we refer to as the former consolidated VIEs in this annual report. There were historical contractual arrangements among (x) our wholly-owned PRC subsidiaries Fanhua Group Company and Fanlian Investment, (y) the former consolidated VIEs, and (z) the individual nominee shareholders of the former consolidated VIEs  (the “Contractual Arrangements”). Execept for 49% equity interests that we previously held in Xinbao Investment, neither AIFU nor its investors has had an equity ownership in, direct foreign investment in, or control, other than as defined under U.S. GAAP, through contractual arrangements with, the former consolidated VIEs. The contractual arrangements were not equivalent to an equity ownership in the business of the former consolidated VIEs and their subsidiaries in China. Investors in the ADSs were not purchasing, and did not directly hold all equity interests in the former consolidated VIEs. As used in this annual report, “we,” “us,” or “our” refers to AIFU Inc. and its subsidiaries.

We face various legal and operational risks and uncertainties relating to doing business in China. We operate our business primarily in China, and are subject to complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals in connection with a future offering of our securities to foreign investors, oversight on cybersecurity and data privacy, and the expanding efforts in anti-monopoly enforcement. For example, recent regulatory actions undertaken by the PRC government, including the recent enactment of China’s new Data Security Law, the Cybersecurity Law of the PRC (Draft for Second Round of Public Comments), the Measures for Cybersecurity Review (Revised Draft for Comments), Personal Information Protection Law, Provisional Administrative Measures on Overseas Offering and Listing of Securities by Domestic Companies with six Guidelines on Application of Regulatory Rules and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments, or carry out future offering and listing of securities on the U.S. or other foreign exchanges. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our future offering of securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our historical contractual agreements included:(i) technology consulting and service agreements and consulting and service agreements, which enabled us to receive all of the economic benefits of the former consolidated VIEs and their subsidiaries, (ii) loan agreements, powers of attorney and equity pledge agreements, which provided us with effective control over the former consolidated VIEs and their subsidiaries, and (iii) exclusive purchase option agreements, which provided us with the option to purchase all of the equity interests in the consolidated VIEs, and(iv) equity pledge agreements, in combination of the aforementioned loan agreements, we are able to control over the former consolidated VIEs and their subsidiaries. As a result of the Contractual Arrangements, we were able to direct the activities of and derive economic benefits from the former consolidated VIEs and were considered the primary beneficiary of the former consolidated VIEs for accounting purposes. Accordingly, we have consolidated the financial results of the former consolidated VIEs in our consolidated financial statements in accordance with U.S. GAAP. The external revenues contributed by the former consolidated VIEs accounted for 5.1%, 3.8% and 6.8% of our total revenues for the years of 2022, 2023 and 2024, respectively.

In December 2024, as part of the share exchange transaction with BGM Group Ltd. (“BGM”), our beneficial ownership in Xinbao Investment and Fanhua RONS Technologies was transferred to BGM in exchange of 72% of the issued and outstanding Class A ordinary shares of BGM (“Share Exchange”). The Contractual Arrangements were subsequently terminated. For more details of the share exchange transaction, see “Item 4. Information on the Company—B. Business Overview—Major Transactions.”

In the opinion of the Company’s PRC legal counsel, (i) the ownership structure relating to the former consolidated VIEs of the Company did not violate the existing PRC laws and regulations; (ii) the Contractual Arrangements with the former consolidated VIEs and the individual shareholders were legal, valid and binding obligation of such party, and enforceable against such party in accordance with their respective terms; and (iii) the execution, delivery and performance of the former consolidated VIEs and their respective shareholders do not result in any violation of the provisions of the articles of association and business licenses of the former consolidated VIEs, and any violation of any current PRC laws and regulations.

However, control through these historical Contractual Arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these Contractual Arrangements, because there were substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these Contractual Arrangements. Our former consolidated VIEs have not resulted in any punishment until now. Although the former structure related to the consolidated VIEs has been built for more than two years, and was subsequently terminated, making it less likely that we will face punishment from the PRC authorities,,we still do not rule out the possibility of administrative punishment.

Permissions and Licenses for Our Operations in PRC

We conduct our business primarily through our subsidiaries in China and historically through the former VIEs and their subsidiaries in China until December 27, 2024. As of the date of this annual report, our subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for our operations in China, including, among others, the business license, insurance distribution licenses, insurance broker licenses. Theses licenses are the only permissions and approvals that our PRC subsidiaries are required to obtain to conduct our business in China. However, there can be no assurance that we will be able to obtain, renew and/or convert all of the approvals, licenses, and permits required for our existing business operations upon their expiration in a timely manner or duly complete necessary registration or filings with the relevant governmental authorities for any of our new business.

However, the PRC government has issued statements and regulatory actions relating to areas such as approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. For example, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. We may be required to make filings with the CSRC for applicable securities offerings. In connect with our previous issuance of securities to foreign investors, as advised by our PRC legal counsel, Hai Run Law Firm, although we are required to complete the filing procedure within three days after the completion of the overseas offering, (i) no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection regarding the offerings from the China Securities Regulatory Commission (“CSRC”), the Cyberspace Administration of China (“CAC”), or any other PRC authorities that have jurisdiction over our operations; (ii) we are not required to obtain permissions from the CSRC; (iii) we are not required to apply for a cybersecurity review with the CAC; and finally (iv) we have neither received nor been denied such requisite permissions by any other PRC authority.

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

Fund Flows between AIFU Inc, its Subsidiaries and the Former Consolidated VIEs

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the former consolidated VIEs only through loans, subject to the satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our PRC subsidiaries to satisfy part of our liquidity requirement. Under the historical Contractual Arrangements among our WFOEs including Fanhua Group Company and Fanlian Investment, the former consolidated VIEs, and the shareholders of the former consolidated VIEs, our WFOEs were entitled to all of the economic benefits of the former consolidated VIEs and its subsidiaries in the form of service fees. For risks relating to the fund flows of our China operations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Assets Transfer Occurred Between AIFU Inc., its Subsidiaries and the Former Consolidated VIEs

Under the Contractual Arrangements, Fanhua Group Company and Fanlian Investment provide consultation and training services to the former consolidated VIEs and were entitled to receive service fees from the former consolidated VIEs in exchange. The Contractual Arrangements provided that the former consolidated VIEs shall pay a quarterly fee calculated primarily based on a percentage of its revenues.

Technology consulting and service agreements were entered into between (i) Fanhua Group Company and (ii) Xinbao Investment and each of its subsidiaries on March 1, 2022 and consulting and service agreements were entered into between (i) Fanlian Investment and (ii) Fanhua RONS Technologies and each of its subsidiaries. No service fees have been incurred in 2023 and 2024. The cash flows occurred between our subsidiaries and the then consolidated VIEs  included the following: (1) cash received by the then former VIEs from our subsidiaries as inter-company advances amounted to RMB43.0 million, RMB39.4 million and RMB46.8 million for the years ended December 31, 2022, 2023 and 2024, respectively; and (2) net commissions received by our subsidiaries from the VIEs offset by technology services paid by our subsidiaries to the VIEs amounted to RMB94.9 million, RMB56.7 million and RMB34.5 million for the years ended December 31, 2022, 2023 and 2024, respectively.

Financial Information Related to the VIEs

The following tables set forth the summary consolidated balance sheets data as of December 31, 2023 of the Parent, our wholly foreign-owned subsidiaries  (“WFOEs”), or Fanhua Group Company and Fanlian Investment, that were the primary beneficiaries of the former consolidated VIEs under accounting principles generally accepted in the United States, or U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries and the former consolidated VIEs and their subsidiaries, and the summary of the consolidated statement of income and cash flows for the years ended December 31, 2022, 2023 and 2024. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our and the former consolidated VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	As of December 31, 2023
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	23,595	7,517	816	489,610	—	521,538
Restricted cash	—	24,049	—	56,417	—	80,466
Short term investments	—	—	2,593	925,677	—	928,270
Accounts receivable, net	—	18,518	—	261,415	—	279,933
Contract assets, net	—	9,271	—	1,061,658	—	1,070,929
Other receivables, net	20	1,830	69,446	40,438	—	111,734
Amounts due from internal companies	450,913	134,730	1,326,721	3,164,514	(5,076,878)	—
Investments in subsidiaries and the VIEs and VIEs’ subsidiaries	3,010,729	—	1,555,719	64,000	(4,630,448)	—
Right-of-use assets, net	—	3,330	15,377	117,349	—	136,056
Property, plant, and equipment, net	—	1,995	760	88,904	—	91,659
Other non-current assets	13,461	30,332	123,213	68,746	—	235,752
Deferred tax assets	—	3,000	—	37,735	—	40,735
Intangible assets, net	—	10,930	—	47,386	—	58,316
Other assets	—	59,101	45	436,350	—	495,496
Total assets	3,498,718	304,603	3,094,690	6,860,199	(9,707,326)	4,050,884
Liabilities
Short-term loan	—	—	—	164,300	—	164,300
Accounts payable	—	2,020	—	249,229		251,249
Accrued commissions	—	2,050	—	554,893	—	556,943
Other payables and accrued expenses	3,238	3,864	803	178,094	—	185,999
Amounts due to internal companies	1,423,072	116,547	2,110,964	1,489,340	(5,139,923)	—
Income tax payable	—	7,416	852	91,992	—	100,260
Deferred tax liabilities	—	4,118	—	145,033	—	149,151
Operating lease liability	—	3,236	17,249	107,990	—	128,475
Accrued payroll	1,146	8,173	3,094	81,892	—	94,305
Other liabilities	—	22,736	32,822	12,183	—	67,741
Insurance premium payable	—	14,817	—	126	—	14,943
Total liabilities	1,427,456	184,977	2,165,784	3,075,072	(5,139,923)	1,713,366
Total net assets	2,071,262	119,626	928,906	3,785,127	(4,567,403)	2,337,518

	For the year ended December 31, 2024
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total
	(RMB in thousands)
Total net revenues	—	178,697	—	1,756,842	(126,707)	1,808,832
Third-party revenues	—	123,593	—	1,685,239	—	1,808,832
Intra-Group revenues	—	55,104	—	71,603	(126,707)	—
Total operating costs and expenses	(46,159)	(164,218)	(15,775)	(2,145,230)	126,707	(2,244,675)
Third-party operating costs and expenses	(46,159)	(92,617)	(15,773)	(2,090,126)	—	(2,244,675)
Intra-Group operating costs and expenses	—	(71,601)	(2)	(55,104)	126,707	—
Income (loss) from operations	(46,159)	14,479	(15,775)	(388,388)	—	(435,843)
Interest income, net	353	1,422	10,566	82	—	12,423
Investment income	5,095	—	23,131	14,062	—	42,288
Gains (Losses) from fair value change of a short term investment	4,089	—	—	(82,588)	—	(78,499)
Gain from the disposal of subsidiaries	—	—	2,635	894,671	—	897,306
Others, net	3,844	5,581	(47,970)	14,111	—	(24,434)
Share of income from subsidiaries and the VIEs and VIEs’ subsidiaries	487,738	—	12,327	—	(500,065)	—
Share of income of affiliates, net of impairment	—	—	—	(5,052)	—	(5,052)
Income tax benefits(expenses)	—	(612)	—	(98,103)	—	(98,715)
Net income (loss)	454,960	20,870	(15,086)	348,795	(500,065)	309,474

	For the year ended December 31, 2023
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total
	(RMB in thousands)
Total net revenues	—	168,965	—	3,156,708	(127,284)	3,198,389
Third-party revenues	—	122,880	—	3,075,509	—	3,198,389
Intra-Group revenues	—	46,085	—	81,199	(127,284)	—
Total operating costs and expenses	(24,645)	(182,156)	(29,953)	(2,891,099)	125,289	(3,002,564)
Third-party operating costs and expenses	(24,645)	(100,956)	(29,953)	(2,847,010)	—	(3,002,564)
Intra-Group operating costs and expenses	—	(81,200)	—	(44,089)	125,289	—
Income (loss) from operations	(24,645)	(13,191)	(29,953)	265,609	(1,995)	195,825
Interest income, net	1,201	1,182	7,934	(4,627)	—	5,690
Investment income	10,359	—	21,105	17,642	—	49,106
Gains from fair value change of a short term investment	6,650	—	—	96,217	—	102,867
Others, net	—	409	4,355	(8,434)	—	(3,670)
Share of income from subsidiaries and the VIEs and VIEs’ subsidiaries	285,595	—	194,973	—	(480,568)	—
Share of income of affiliates, net of impairment	1,317	—	—	(2,634)	—	(1,317)
Income tax expenses	—	(1,485)	—	(57,917)	—	(59,402)
Net income (loss)	280,477	(13,085)	198,414	305,856	(482,563)	289,099

	For the year ended December 31, 2022
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total
	(RMB in thousands)
Total net revenues	—	165,270	—	2,747,360	(131,016)	2,781,614
Third-party revenues	—	141,086	—	2,640,528	—	2,781,614
Intra-Group revenues	—	24,184	—	106,832	(131,016)	—
Total operating costs and expenses	(11,318)	(173,131)	(36,227)	(2,523,279)	131,016	(2,612,939)
Third-party operating costs and expenses	(11,062)	(67,789)	(36,126)	(2,497,962)	—	(2,612,939)
Intra-Group operating costs and expenses	(256)	(105,342)	(101)	(25,317)	131,016	—
Income (loss) from operations	(11,318)	(7,861)	(36,227)	224,081	—	168,675
Interest income	5	388	11,606	1,675	—	13,674
Investment income	—	—	6,600	11,209	—	17,809
Others, net	17,495	578	(149)	(21,747)	—	(3,823)
Share of income from subsidiaries and the VIEs and VIEs’ subsidiaries	96,432	—	156,578	—	(253,010)	—
Share of income of affiliates, net of impairment	(2,342)	—	—	(67,254)	—	(69,596)
Income tax expenses (benefit)	—	2,759	(2,906)	(40,869)	—	(41,016)
Net income (loss)	100,272	(4,136)	135,502	107,095	(253,010)	85,723

Note:

(1)	The elimination mainly represents (i) the intercompany service fee related to agency services for distributing life insurance products and non-life insurance products on behalf of insurance companies provide by consolidated affiliated entities to subsidiaries and (ii) the intercompany service fee related to technology services provided by our consolidated variable interest entities to our subsidiaries.

	For the year ended December 31, 2024
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Cash flows from operating activities:	(22,904)	(32,908)	33,079	165,585	—	142,852
Net cash (used in) provided by transactions with external parties	(22,904)	1,618	33,079	131,059	—	142,852
Net cash (used in) provided by transactions with internal companies	—	(34,526)	—	34,526	—	—
Cash flows from investing activities:	41,184	(25,182)	(650,466)	(455,743)	653,617	(436,590)
Net cash provided by (used in) transactions with external parties	30,097	(25,182)	(650,466)	208,961	—	(436,590)
Net cash provided by (used in) transactions with internal companies	11,087	—	—	(664,704)	653,617	—
Cash flows from financing activities:	(29,044)	46,797	617,403	82,850	(653,617)	(64,389)
Net cash provided by(used in ) transactions with external parties	(29,044)	—	—	35,345	—	(64,389)
Net cash provided by (used in) transactions with internal companies	—	46,797	617,403	(10,583)	(653,617)	—

	For the year ended December 31, 2023
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Cash flows from operating activities:	(36,520)	(52,983)	6,620	184,670	—	101,787
Net cash (used in) provided by transactions with external parties	(36,520)	3,754	6,620	127,933	—	101,787
Net cash (used in) provided by transactions with internal companies	—	(56,737)	—	56,737	—	—
Cash flows from investing activities:	20,092	(20,095)	384,002	(177,970)	(451,849)	(245,820)
Net cash provided by (used in) transactions with external parties	30,097	(20,095)	384,002	(639,824)	—	(245,820)
Net cash provided by (used in) transactions with internal companies	(10,005)	—	—	461,854	(451,849)	—
Cash flows from financing activities:	(29,044)	39,359	(502,207)	137,731	451,849	97,688
Net cash provided by (used in) transactions with external parties	(29,044)	—	—	126,732	—	97,688
Net cash provided by (used in) transactions with internal companies	—	39,359	(502,207)	10,999	451,849	—

	For the year ended December 31, 2022
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Cash flows from operating activities:	7,339	3,822	(12,794)	139,385	—	137,752
Net cash (used in) provided by transactions with external parties	7,339	98,715	(12,794)	44,492	—	137,752
Net cash (used in) provided by transactions with internal companies	—	(94,893)	—	94,893	—	—
Cash flows from investing activities:	227,321	(16,214)	(34,333)	(1,006,158)	701,822	(127,562)
Net cash provided by (used in) transactions with external parties	917,101	(16,214)	(34,333)	(994,116)	—	(127,562)
Net cash provided by (used in) transactions with internal companies	(689,780)	—	—	(12,042)	701,822	—
Cash flows from financing activities:	(321,712)	43,032	(52,476)	1,012,607	(701,822)	(20,371)
Net cash provided by (used in) transactions with external parties	(321,712)	—	—	301,341	—	(20,371)
Net cash provided by (used in) transactions with internal companies	—	43,032	(52,476)	711,266	(701,822)	—

Filing Procedures Required from the PRC Authorities for Offering Securities to Foreign Investors

Under applicable laws of mainland China, we and our mainland China subsidiaries may be required to complete certain filing procedures with the CSRC, in connection with future offering and listing in an overseas market, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities.  If we fail to complete such filing procedures for any future offshore offering or listing, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the CSRC or other mainland China regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, we are required to submit a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, a change of control or voluntary or mandatory delisting. As of the date of this annual report, we have completed such filing procedures in connection with the issuance of Class B ordinary shares to Highest Performances Holdings Ltd. (“HPH”) and Infinew Limited, which is pending review by the CSRC.

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and acquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers. We must file with the CSRC within three business days after the issuance, and also may be required to go through cybersecurity review under the new laws and the draft laws and regulations of mainland China if authorities identifying us as a critical information infrastructure operator or requiring us to going through review by the CAC, which remains unclear. And, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures.”

Implication of The Holding Foreign Companies Accountable Act (the “HFCA Act”)

Trading in our securities on U.S. markets, including the Nasdaq Global Select Market, will be prohibited under the HFCA Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong SAR, or the 2021 Determinations, including our former auditor. On May 26, 2022, we were conclusively identified by the Commission as a Commission-Identified Issuer under the HFCA Act. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 Determinations and removed mainland China and Hong Kong SAR from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms.

Our current auditor, Enrome LLP which replaced Deloitte Touche Tohmatsu Certified Public Accountants LLP on January 23, 2025, is headquartered in Singapore and subject to inspection by the PCAOB. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to 2021 Determinations. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCA Act unless a new determination is made by the PCAOB.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China and Hong Kong that prevents the PCAOB from regularly evaluating our auditor’s audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities.

For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If the PCAOB determines in the future that it is unable to inspect and investigate completely our auditor, or the PCAOB expands the scope of its determination so that we are subject to the HFCA Act, we and our investors may be deprived with the benefits of such inspections, which could cause investors and potential investors in the ADSs to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.”; and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Summary of Risk Factors

Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings:

Risks Related to Our Business and Industry

●	We may not be successful in implementing our new strategic initiatives, which may have an adverse impact on our business and financial results;

●	If and when our contracts with insurance companies are suspended or changed, our business and operating results will be materially and adversely affected;

●	If we fail to attract and retain productive agents, especially entrepreneurial agents, our business and operating results could be materially and adversely affected;

●	If our digitalization initiatives are not successful, our business and results of operations may be materially and adversely affected;

●	All of our personnel engaging in insurance agency activities are required under relevant PRC regulations to register with the NFRA’s Insurance Intermediaries Regulatory Information System. If our sales personnel fail to finish practice registration, our business may be materially and adversely affected;

●	Material changes in the regulatory environment could change the competitive landscape of our industry or require us to change the way we do business. Our business and results of operations could be materially and negatively impacted if we are unable to adapt our services to regulatory changes in China;

●	We may be unsuccessful in identifying suitable acquisition candidates, completing acquisitions, integrating acquired companies or the acquired companies may not perform to our expectations, which could adversely affect our growth;

●	Competition in our industry is intense and, if we are unable to compete effectively with both existing and new market participants, we may lose customers, and our financial results may be negatively affected; and

●	Because the commission and fee we earn on the sale of insurance products is based on premiums, commission and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on our results of operations.

Risks Related to Our Corporate Structure

●	AIFU Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries. It historically also operated a small part of its business through Contractual Arrangements with Xinbao Investment and Fanhua RONS Technologies until December 27, 2024. If the PRC government determines that the historical contractual arrangements with the former VIEs did not comply with the regulations of mainland China, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless

●	The historical Contractual Arrangements we have entered into with Xinbao Investment and Fanhua RONS Technologies may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

●	The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and the business of us face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations;

●	We are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless;

●	It is unclear whether we will be subject to the oversight of the Cyberspace Administration of China and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment;

●	The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs;

Risks Related to Doing Business in China

●

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and acquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers. We must file with the CSRC within three business days after the issuance, and also may be required to go through cybersecurity review under the new laws, and the draft laws and regulations of mainland China if authorities identifying us as a critical information infrastructure operator or requiring us to going through review by the CAC, which remains unclear, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures;

●	Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain;

●	A downturn in the Chinese or global economy could have a material adverse effect on our business;

●	Governmental control of currency conversion may affect the value of your investment;

●	The PRC Enterprise Income Tax Law may increase the enterprise income tax rate applicable to some of our PRC subsidiaries, which could have a material adverse effect on our result of operations;

●	Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations;

●	We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business; and

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity, or otherwise adversely affect us. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors and employees and other parties under PRC law.

Risks Related to Our ADSs

●	The PCAOB had historically been unable to inspect our auditors in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditors in the past has deprived our investors with the benefits of such inspections;

●	Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;

●	The trade price of our ADSs may be volatile;

●	Under our dual-class share structure with different voting rights, holders of Class B ordinary shares have complete control of the outcome of matters put to a vote of shareholders, which may limit ability of holders of our Class A ordinary shares and the ADSs to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial;

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs;

●	We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders; and

●	Substantial future sales or perceived potential sales of our ordinary shares, ADSs or other equity securities in the public market could cause the price of our ADSs to decline.

A. [Reserved]

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We may not be successful in implementing our new strategic initiatives, which may have an adverse impact on our business and financial results.

We have devoted substantial efforts to upgrade our sales organization by developing high-caliber, productive and professional insurance advisor teams in economically developed cities in China. We have also built an integrated digital platform utilizing artificial intelligence, big data and cloud computing to optimize the use of data to provide the most appropriate products for existing and potential customers and increase agent productivity. In addition, we have built an open platform to share our advantages in technology, system, contractual relationship, and nationwide network with various industry participants to help them monetize their existing customer resources and to strengthen our value proposition to the market. We expect these strategic initiatives to be new engines to drive our long-term growth. There is no assurance that we will be able to implement important strategic initiatives in accordance with our expectations, which may result in an adverse impact on our business and financial results.

If and when our contracts with insurance companies are suspended or changed, our business and operating results will be materially and adversely affected.

We primarily act as agents for insurance companies in distributing their products to retail customers. Our relationships with the insurance companies are governed by agreements between us and the insurance companies. We have entered into strategic partnership agreements with most of our major insurance company partners for the distribution of life, property and casualty insurance products at the corporate headquarter level. While this approach allows us to obtain more favorable terms from insurance companies by combining the sales volumes and service fees of all of our subsidiaries and branches operating insurance agency businesses, it also means that the termination of a major contract could have a material adverse effect on our business. Under the framework of the headquarter-to-headquarter agreements, our subsidiaries and branches operating insurance agency businesses generally also enter into contracts at a local level with the respective provincial, city and district branches of the insurance companies. Generally, each branch of these insurance companies has independent authority to enter into contracts with our relevant subsidiaries and branches, and the termination of a contract with one branch has no significant effect on our contracts with the other branches. See “Item 4. Information on the Company—B. Business Overview—Insurance Company Partners.” These contracts establish, among other things, the scope of our authority, the pricing of the insurance products we distribute and our fee rates. These contracts typically have a term of one year, and certain contracts can be terminated by the insurance companies with little advance notice. Moreover, before or upon expiration of a contract, the insurance company that is a party to that contract may agree to renew it only with changes in material terms, including the amount of commissions and fees we receive, which could reduce our revenues to be generated from that contract.

For the year ended December 31, 2024, our top five insurance company partners were Sinatay Life Insurance Co., Ltd., or Sinatay, Ping An Property & Casualty Insurance Company of China, or Ping An, Greatwall Life Insurance Co., Ltd or Greatwall, Aeon Life Insurance Co., Ltd., or Aeon, and Rui Life Insurance Co., Ltd., or Rui, by net revenues. Among these top five partners, none of them accounted for more than 10% of our total net revenues individually in 2024, with Sinatay accounting for 9.8%, Ping An accounting for 9.7%, Greatwall accounting for 6.6%, Aeon accounting for 6.2%, and Rui accounting for 4.8%, respectively.

If we fail to attract and retain productive agents, especially entrepreneurial agents, our business and operating results could be materially and adversely affected.

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

As of December 31, 2024, we had 58,398 registered sales agents and 2,677 claims adjustors. Out of the registered sales agents, 34,959 were performing agents, who are defined as sales agents that have sold at least one insurance policy in 2024, and among these performing agents, 9,690 of them sold at least one regular life insurance policy in 2024. If we are unable to attract and retain the core group of highly productive sales agents, particularly entrepreneurial agents, and qualified claims adjustors, our business could be materially and adversely affected. Competition for sales personnel and claims adjustors from insurance companies and other insurance intermediaries may also force us to increase the compensation of our sales agents, and claims adjustors, which would increase operating costs and reduce our profitability.

If our digitalization initiatives are not successful, our business and results of operations may be materially and adversely affected.

We have devoted significant efforts to developing and managing our online platforms and developing digital technologies to empower our business operations. In September 2017, we launched FA APP, (formerly known as “Lan Zhanggui” (’懒掌柜’), a mobile application and WeChat mini program, which provides end-to-end sales support services to our sales agents. In 2020, we announced an initiative to empower our operation by utilizing digital technologies such as artificial intelligence and big data to gain more customer insight, match sales leads with the most suitable sales agents to maximize their productivity and help customers find the products that suit their different needs throughout different stages of their lives. We have launched several digital toolkits including RONS Assistant Digital Operating Platform(“榕数助理”), or RONS DOP to empower our agents in online customer engagement, and RONS Guanjia (“榕数管家”), a comprehensive digital customer service platform. See detailed description about our online platforms and digital toolkits in “Item 4. Information on the Company—B. Business Overview.” The success of our strategies may depend on a number of factors, many of which are beyond our control, including but not limited to:

●	the effectiveness of our marketing campaigns to build brand recognition among consumers and our ability to attract and retain customers;

●	the acceptance of third-party e-commerce platforms as an effective channel for underwriters to distribute their insurance products;

●	the acceptance of FA App, RONS DOP, RONS Guanjia as effective tools by sales agents;

●	public concerns over security of e-commerce transactions, privacy and confidentiality of information;

●	increased competition from insurance companies which directly sell insurance products through their own websites, call centers, portal websites which provide insurance product information and links to insurance companies’ websites, and other professional insurance intermediary companies which may launch independent websites in the future;

●	increased competition from third-party insurance technology companies;

●	further improvement in our information technology system designed to facilitate smoother online transactions; and

●	further development and changes in applicable rules and regulations which may increase our operating costs and expenses, impede the execution of our business plan or change the competitive landscape.

Our digitalization efforts may not be successful or yield the benefits that we anticipate. As a result, our business and results of operations may be materially and adversely affected.

All of our personnel engaging in insurance agency activities are required under relevant PRC regulations to register with the NFRA’s Insurance Intermediaries Regulatory Information System. If our sales personnel fail to finish practice registration, our business may be materially and adversely affected.

All of our personnel who engage in insurance agency activities are required under relevant PRC regulations to be registered with the NFRA’s Insurance Intermediary Regulatory Information System, or the IIRIS, through the insurance company or insurance intermediary company to which he or she belongs. See “Item 4. Information on the Company—B. Business Overview—Regulation.” In addition, under the relevant PRC regulations, such as the Provisions on the Supervision and Administration of Insurance Agents issued on November 12, 2020, an insurance agency that retains a personnel who has not been registered with the IIRIS through the insurance agency to engage in insurance intermediary activities may be subject to rectification request, warning and fines up to RMB30,000 per intermediary by the NFRA. If a substantial portion of our sales force were found to have not been properly registered with the IIRIS, our business may be adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure by our sales agents to register with the NFRA. Such fines or administrative proceedings could adversely affect our business, financial condition and results of operations.

Material changes in the regulatory environment could change the competitive landscape of our industry or require us to change the way we do business. Our business and results of operations could be materially and negatively impacted if we are unable to adapt our services to regulatory changes in China.

Insurance industry in China is highly regulated. The laws and regulations applicable to us and our insurance operating subsidiaries are evolving and may change rapidly. Some of such changes and the further development of regulations applicable to us may result in additional restrictions on our activities, more intensive competition in this industry, or disruption in our product supply, which may adversely affect our business operations. In particular, changes to insurance product pricing, sales practices, and commission structures could lead to fluctuations in our sales, increased operational costs, and significant challenges to maintaining compliance.

For example, in response to declining interest rates, China’s insurance regulators have been adjusting the pricing rates for life insurance products to mitigate interest spread risks. Since 2019, the pricing rate for traditional life insurance products has been lowered from 4.025% to 3.0%. In June 2024, some of our major insurance product suppliers stopped selling products with an assumed interest rate of 3.0%, introducing new products with a 2.75% rate instead. This resulted in a temporary sales increase in June 2024, followed by a drop in July 2024. On August 2, 2024, the National Financial Regulatory Administration, or the NFRA, which has replaced the CBIRC to become the regulatory body overseeing China’s banking and insurance markets in May 2023, issued a Notice on Enhancing the Pricing Mechanism for Life Insurance Products, or the Notice on Pricing Mechanism, setting caps on assumed interest rates and requiring insurance companies to adjust rates based on market conditions. The cap for ordinary insurance products was set at 2.5%, for participating insurance products at 2% and the minimum guaranteed interest rate for universal insurance products at 1.5%. These changes led to the discontinuation of products exceeding these caps by August 30, 2024, causing fluctuations in our sales.

The Notice on Pricing Mechanism also requires insurance companies to establish a mechanism linking the pricing interest rate with long-term market interest rates, such as the over-five-year Loan Prime Rate (LPR), the five-year fixed deposit benchmark rate, and the ten-year government bond yield, with the requirement for dynamic adjustments based on market conditions. On January 10, 2025, the NAFR issued a Notice on Matters Related to the Establishment of a Dynamic Adjustment Mechanism for the Pricing Interest Rate of Life Insurance Products, requiring further adjustments to pricing interest rates based on long-term market rates. The initial research value for the pricing interest rate, as published by the Insurance Association of China, has been set at 2.34%. If the highest pricing interest rate in the market exceeds the benchmark rate by more than 25 basis points for two consecutive quarters, a pricing adjustment will be triggered, potentially disrupting our product supply and leading to fluctuations in our sales and financial performance. If we are unable to adapt effectively to these changes, our business could be materially affected.

On September 20, 2023, the NFRA promulgated Measures for the Supervision of Insurance Sales Behavior, effective on March 1, 2024, which provides for a comprehensive management on the pre-sale, mid-sale and after-sale behaviors of insurance distribution of insurance companies, insurance intermediaries and insurance salespeople, with requirements focusing on, among others, (i) retrospective management for insurance product sales activities through methods such as audio recording, video recording, sales page management, and recording operational traces; (ii) establishment of a tiered management mechanism for insurance sales practitioners based on their qualifications, sales abilities, integrity and ethics level; (iii) classification of life insurance products by product types, complexity, risk level and affordability; and (iv) restriction on compulsory bundled-sales of insurance products with healthcare and elderly-care services. The implementation of such requirements may significantly increase our compliance cost and failure to comply with the requirements may result in penalties and damage our reputations which may adversely affect our financial results. Some of the requirements such as the retrospective management have been previously implemented in certain regions in China which have adversely affected our sales activities in those regions as the double-recording process could be complicated and time-consuming. Strict enforcement of such requirement nationwide could further impact customers’ willingness to purchase insurance and as a result affected our business results.

On August 22, 2023, the NFRA issued the Notice of Regulating the Insurance Products Sold Through Bancassurance Channel. This notice mandates that actual expenses, such as commissions paid to bancassurance channel agents by insurance companies, must align with the cost structure and commission ceiling reported in the filed documents. Essentially, this imposes a cap on the commission rates paid by insurance companies to the bancassurance channel. The strict implementation of this requirement has led to a significant reduction in commission rates within the bancassurance channel. The Notice on Pricing Mechanism promulgated on August 2, 2024 reiterated the alignment of actual expenses with filed expense structure, according to which each company must specify sales channels in their product filing or approval materials. Additionally, they are required to outline the additional expense ratio (i.e., the total expense level) and the expense structure. Many insurance companies, including our business partners, have started to lower commission rates for life insurance products sold through independent agency and broker channels since late March 2024, prior to the issuance of this Notice. This reduction has significantly decreased our commission income and revenues, adversely affecting our overall financial results. In response, we have adjusted our commission structure and taken proactive measures to adapt to these changes. These measures include diversifying our product and service offerings to increase agents’ sources of income, and leveraging technology to improve operational efficiency and reduce cost. Despite these efforts, there is significant uncertainty regarding our ability to effectively implement these measures. If we are unable to successfully adapt to the new regulatory environment and mitigate the impact of reduced commission rates, our financial performance and competitive position may be adversely affected.

On March 14, 2024, the China Insurance Industry Association completed the draft Personal Insurance Personnel Sales Capabilities Qualification Standard (For Life Insurance Sales) and started to solicit comments from relevant insurance companies. According to the proposed Standards, insurance sales personnel will be classified into four levels, from low to high: Level 4, Level 3, Level 2, and Level 1. Each level has different skill and knowledge requirements, and the range of products that sales personnel at each level are authorized to sell will also vary. Specifically, Level 4 sales personnel will be authorized to sell products with low complexity and low risk, such as accidental injury insurance, health insurance, standard life insurance, and standard annuity insurance. Level 3 sales personnel will be authorized to sell additional products, including participating insurance, universal life insurance, and exclusive commercial pension insurance. Level 2 sales personnel will be authorized to sell more complex and higher-risk products, such as investment-linked insurance and variable annuity insurance. Level 1 sales personnel will be authorized to sell all life insurance products. The new requirements may necessitate significant investments in training and development to ensure our sales personnel meet the higher qualification standards. Additionally, the limitation on the range of products that lower-level sales personnel can sell may impact our product distribution and sales strategies. If our sales personnel are unable to attain the necessary qualifications, our ability to sell higher-complexity and higher-margin products may be restricted, potentially leading to a decline in revenues and profitability. Furthermore, the administrative burden and costs associated with compliance and the reclassification of our sales force could negatively affect our operational efficiency and financial results. There is also uncertainty about how quickly and effectively we can adapt to these new regulatory requirements, which may pose additional risks to our business performance and market position.

Most recently, on April 14, 2025, the NFRA issued the Notice on Promoting the Reform of the Personal Marketing System for Life Insurance, which introduces additional structural and incentive-related reforms. The Notice emphasizes the need for enhanced professionalization and long-term service capabilities among insurance sales personnel, requiring insurers to improve end-to-end management of their sales teams and to build systems supporting career development, tiered advancement, and performance-based deferred commission payments. For policies with premium payment periods of ten years or longer, commissions may not be fully disbursed within five years, increasing uncertainty around revenue recognition. Furthermore, the Notice encourages commission allocation to favor front-line sales consultants and requires a simplified, flatter sales hierarchy. It also highlights the implementation of the “alignment of reported and actual expenses” in the tied-agent channel. Although this measure may relieve competitive pressure from insurance companies by narrowing commission differences between the tied-agent and independent agency or broker channels, the actual impact will depend on how strictly insurers implement this alignment. The Notice also introduces a clawback mechanism for commissions resulting from violations by sales personnel, and sets higher standards for internal risk controls, training, and integrity management, which may increase our compliance costs and income variability. In addition, insurance brokerages like us are required to follow these rules in parallel, thereby subjecting us to increased compliance scrutiny and operational complexity.

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

Our growth strategy includes selective acquisition. We expect a portion of our future growth to come from acquisitions of high-quality assets that are complementary to our existing business or can accelerate our intelligence development and further broaden our service offerings. There is no assurance that we can successfully identify suitable acquisition candidates. Even if we identify suitable candidates, we may not be able to complete an acquisition on terms that are commercially acceptable to us. In addition, we compete with other entities to acquire high-quality independent insurance intermediaries. Many of our competitors may have substantially greater financial resources than we do and may be able to outbid us for these acquisition targets. If we are unable to complete acquisitions, our growth strategy may be impeded and our earnings or revenue growth may be negatively affected.

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

We are primarily engaged in insurance agency businesses and derive revenues primarily from commissions and fees paid by the insurance companies whose policies our customers purchase. Our commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge or the amount recovered by insurance companies. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies. These factors, which are not within our control, include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products such as government benefits and self-insurance plans, as well as the tax deductibility of commissions and fees and the consumers themselves. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by NFRA.

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

Our commission and fee revenue are subject to both quarterly and annual fluctuations as a result of the seasonality of our business, the timing of policy renewals and the net effect of new and lost business. Life insurance commission revenue is usually the highest in the first quarter and lowest in the fourth quarter of any given year as much of the jumpstart sales activities of life insurance companies occur in January and February during which life insurance companies would increase their sales efforts by offering more incentives for insurance agents and insurance intermediaries to increase sales, while the preparation for the jumpstart sales starts in the fourth quarter of each year. Apart from seasonality, some other factors that cause the quarterly and annual variations are not within our control. Specifically, regulatory changes to product design may result in cessation of products from time to time and cause quarterly fluctuation in the results of our operations. In addition, consumer demand for insurance products can influence the timing of renewals, new business and lost business, which generally includes policies that are not renewed, and cancellations. As a result, you may not be able to rely on quarterly or annual comparisons of our operating results as an indication of our future performance.

Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.

We currently operate primarily through our wholly-owned or majority-owned insurance agencies and their branches located in 23 provinces in China. These companies report their financial results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of negative business developments such as losses of relationships with insurance companies, regulatory inquiries or any other negative events, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

Our future success depends on the continuing efforts of our senior management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team and other key personnel, in particular, Ms. Wei Chen, or Ms. Chen, our vice chairwoman of the board of directors and chief executive officer, Mr. Huaguang Huang, or, Mr. Huang, our chief financial officer. If one or more of our senior executives or other key personnel, are unable or unwilling to continue in their present positions, we may not be able to replace them easily, or at all. As such, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel in our industry is intense because of a number of factors including the limited pool of qualified candidates. We may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. As is customary in the PRC, we do not have insurance coverage for the loss of our senior management team or other key personnel.

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

When we acquire a business, the amount of the purchase price that is allocated to goodwill is determined by the excess of the fair value of purchase price and any controlling interest over the net identifiable tangible assets acquired. Our management performs impairment assessments annually and in 2024 we recognized a goodwill and intangible asset impairment loss of RMB404.1million (US$55.4 million). Under current accounting standards, if we determine that goodwill is impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. As we implement our growth strategy through acquisitions, goodwill and intangible assets may comprise a large percentage of our shareholders’ equity. In addition, we accounted for the equity interests in BGM using the equity method. As of December 31, 2024, our investment in affiliates represented RMB1.0 billion or 39.5% of our total shareholders’ equity. Any future write-down related to such goodwill and equity method investments may materially and adversely affect our shareholders’ equity and financial results.

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

We derive a significant portion of net revenues from distributing insurance products supplied by our important insurance company partners. Among the top five of our insurance company partners, Sinatay accounted for 9.8% of our total net revenues in 2024.

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

The insurance industry is increasingly influenced by rapid technological change, frequent new product and service introductions and evolving industry standards. For example, the insurance intermediary industry has increased the use of the Internet to communicate benefits and related information to consumers and to facilitate information exchange, transactions and training and use of technologies including artificial intelligence and big data to empower agents to engage with customers more effectively and more efficiently. We believe that our future success will depend on our ability to anticipate and adapt to technological changes and to offer additional products and services that meet evolving standards in a timely and cost-effective manner. We may not be able to successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, new products and services that our competitors develop or introduce may render our products and services uncompetitive. As a result, if we are not able to respond or adapt to technological changes that may affect our industry in the future, our business and results of operations could be materially and adversely affected.

We may face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, health epidemics and other public safety concerns affecting China or elsewhere in the world. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide offline and/or online services. Outbreaks of epidemics in China and globally could also disrupt our business operation. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general and a prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere. Such outbreaks could significantly impact our industry, and any failure to have our business insurance claims covered could severely disrupt our operations and adversely affect our business, financial condition and results of operations.

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

We started to expand into international markets in 2023 by establishing two joint venture companies with a business partner in Hong Kong SAR including an insurance broker company and an insurance technology company, extending our strategy of building quality independent financial distribution and technology-driven open platform to markets outside of mainland China. Expanding our business overseas exposes us to a number of risks, including but not limited to:

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

We may pursue bank borrowings from time to time to fund our operations and optimize our capital structure. For example, in 2023, we obtained a term loan from a commercial bank amounting to RMB200 million, with an interest rate of 4.5% per annum, payable within one year. The borrowing and interests were repaid in full in February 2024, and a new bank loan facility of RMB200.0 million was obtained subsequently, with an interest rate of 3.5% payable within one year. Our ability to repay bank borrowing is dependent on our financial performance, including our ability to generate sufficient cash flows from operations. Factors such as declining revenues, increasing expenses, or unexpected losses could affect our ability to meet payment obligations. In addition, economic conditions and market fluctuations may impact our ability to access capital markets for refinancing or raising additional funds to repay bank borrowing. Failure to repay bank borrowing could cause reputation damage, operational disruption, and legal consequences and affect our financial stability, which could adversely affect our financial conditions and hinder our ability to fund growth opportunities and strategic initiatives.

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

Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which primarily depend on earning and maintaining the trust and confidence of current or potential clients, are critical to our business. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, as well as costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third-parties, employee, sales agent, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our product recommendations and services may not be the same as or better than that of insurance companies, or other insurance brokers can also damage our reputation. Moreover, any negative media publicity about the insurance industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Risks Related to Our Corporate Structure

AIFU Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries. It historically also operated a small part of its business through Contractual Arrangements with Xinbao Investment and Fanhua RONS Technologies until December 27, 2024. If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with the regulations of mainland China, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.

We are a company incorporated under the laws of the Cayman Islands, and Fanhua Group Company, our wholly-owned PRC subsidiary, is considered a foreign-invested enterprise. PRC laws and regulations restrict and impose conditions on foreign ownership and investment in value-added telecommunication services. Accordingly, we previously operated these business through the former VIEs, namely Shenzhen Xinbao Investment Management Co., Ltd. or Xinbao Investment, and Fanhua RONS (Beijing) Technologies Co., Ltd., or Fanhua RONS Technologies, and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the consolidated VIEs and their respective shareholders to control the business operations of the former consolidated VIEs and their subsidiaries. See “Item 4. Information on the Company—C. Organizational Structure—Major Changes in our Corporate Structure.”

The former consolidated VIEs and/or their subsidiaries held the licenses and permits necessary to conduct our online insurance operations in China including Value-added Telecommunication Business Operation Permit for ICP services, or ICP licenses. Our Contractual Arrangements with the former consolidated VIEs and their shareholders enable us to exercise effective control over, receive all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interests in the former consolidated VIEs when and to the extent permitted by PRC law. The historical Contractual Arrangements allowed us to be the primary beneficiary of the former consolidated VIEs and to consolidate the former consolidated VIEs’ results of operations into our financial statements for the years ended December 31, 2022, 2023 and 2024.

In December 2024, as part of share exchange transaction with BGM, the beneficial ownership of Fanhua RONS Technologies and Xinbao Investment was transferred to BGM in exchange for BGM’s shares. The historical Contractual Arrangements were subsequently terminated. After the unwinding of the VIE structure, we currently operate our business solely through our subsidiaries in China which we have direct equity interests.

If the Contractual Arrangements that establish the structure for operating our and the consolidated VIEs’ business in the PRC are found to be in violation of any existing or any PRC laws or regulations in the future, or the PRC government finds that we, or the consolidated VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the MIIT, MOFCOM and STA, would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;

●	discontinuing or restricting the operations;

●	imposing fines or confiscating any of the income from us and the former consolidated VIEs that they deem to have been obtained through illegal operations;

●	imposing additional conditions or requirements with which we may not be able to comply;

●	restricting or prohibiting the use of proceeds from the initial public offering or other financing activities to finance our business and operations in the PRC; or

●	taking other regulatory or enforcement actions that could be harmful to our business.

In addition, although the Contractual Agreements with the former consolidated VIEs were terminated in December 2024, there are substantial uncertainties regarding the interpretation and application of current and future laws of mainland China, regulations, and rules relating to the agreements that established the former VIE structure for our operations in mainland China, including potential future actions by the PRC government, which may retroactively affect the enforceability and legality of our historical Contractual Arrangements with the former consolidated VIEs and, consequently, significantly affect the historical financial condition and results of operations of the former consolidated VIEs, and our ability to consolidate the results of the former consolidated VIEs into our consolidated financial statements for the periods prior to termination of the Contractual Arrangements. If the PRC government finds such agreements non-compliant with laws of mainland China, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and our control over the former consolidated VIEs may be rendered ineffective, which could result in potential restatement of our financial statements for the years ended December 31, 2022, 2023 and 2024 included in this annual report. As a result, our shares and/or ADSs may decline in value or become worthless.

The Historical Contractual arrangements we have entered into with Xinbao Investment and Fanhua RONS Technologies may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenged by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the historical contractual arrangements between us and the former consolidated VIEs were not on an arm’s-length basis and that we adjusted the income of our former consolidated VIEs in the form of a transfer pricing adjustment. Particularly, the State Administration of Taxation issued a Public Notice, or Public Notice 16, on March 18, 2015, to further regulate and strengthen the transfer pricing administration on outbound payments by a PRC enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a PRC enterprise to its overseas related parties must comply with arm’s-length principles, Public Notice 16 specifies certain circumstances whereby such payments are not deductible for the purpose of the enterprise income tax of the PRC enterprise, including payments to an overseas related party which does not undertake any function, bear any risk or have any substantial operation or activities, payments for services which do not enable the PRC enterprise to obtain direct or indirect economic benefits, or for services that are unrelated to the functions and risks borne by the PRC enterprise, or relate to the protection of the investment interests of the direct or indirect investor of the PRC enterprise, or for services that have already been purchased from a third party or undertaken by the PRC enterprise itself, and royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the creation of such intangible assets. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and former consolidated VIEs to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially adversely affect our financial results in the period or periods for which such determination is made. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our former consolidated VIEs, which could in turn increase their respective tax liabilities. Moreover, the PRC tax authorities may retrospectively impose penalties on our former consolidated VIEs for underpayment of taxes. Our historical consolidated net income may be required to be restated and materially and adversely affected by the occurrence of any of the foregoing.

The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations.

Substantially all of our operations are located in China. The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Despite economic reforms and measures implemented by the PRC government, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

Our ability to successfully expand business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for our services and our business, financial condition and results of operations may be materially and adversely affected by the following factors:

●	political instability or changes in social conditions of the PRC;

●	changes in laws, regulations, and administrative directives or the interpretation thereof;

●	measures which may be introduced to control inflation or deflation; and

●	changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our control.

We are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

PRC companies are subject to various PRC laws, regulations and government policies and the relevant laws, regulations and policies continue to evolve. Recently, the PRC government is enhancing supervision over companies seeking listings overseas and some specific business or activities such as the use of variable interest entities and data security or anti-monopoly. The PRC government may adopt new measures that may affect our operations, or may exert more oversight and control over offerings conducted outside of China and foreign investment in China-based companies, and we may be subject to challenges brought by these new laws, regulations and policies. However, since these laws, regulations and policies are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. Furthermore, as we may be subject to additional, yet undetermined, laws and regulations, and compliance may require us to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust our business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and we cannot assure you that we will be able to comply with these laws and regulations in a timely manner or at all. The failure to comply with these laws and regulations may delay, or possibly prevent, us to conduct business, accept foreign investments, or listing overseas.

The occurrence of any of these events may materially and adversely affect our business and prospects and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors.

It is unclear whether we will be subject to the oversight of the Cyberspace Administration of China and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment.

Pursuant to the PRC Cybersecurity Law and the Measures for Cybersecurity Censorship, if a critical information infrastructure operator that intends to purchase internet products and services and data processing operators (collectively, the “operators”) engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. According to the Regulations for Safe Protection of Critical Information Infrastructure, or the Safe Protection Regulations, which took effect on September 1, 2021, critical information infrastructure refers to important network infrastructure and information systems in public telecommunications, information services, energy sources, transportation and other critical industries and domains, in which any destruction or data leakage will have severe impact on national security, the nation’s welfare, the people’s living and public interests. As of the date hereof, we have not received any notice from such authorities identifying us as a critical information infrastructure operator or requiring us to going through cybersecurity review by the CAC.

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

Our PRC legal counsel is of the view that there is a relatively low likelihood that we will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors, given that: (i) we have not been recognized as critical information infrastructure operators; (ii) data processed in our system do not have an impact or potential impact on national security; and (iii) the Cybersecurity Review Measures require operators of online platforms that hold personal information of more than one million users to file a cybersecurity review with the Cybersecurity Review Office when they go public abroad. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or collectively, the Filing Rules, which came into effect on March 31, 2023, pursuant to the new rules, China-based issuers that seek to offer, list their securities or refinancing in an overseas market, are required to fulfill relevant filing procedure and report relevant information to the CSRC, and other pre-procedure of relevant regulatory authorities before filing to CSRC, including but not limited to CAC. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted and whether the PRC regulatory agencies, including the CAC and the CSRC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Filing Rules. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and minimize the adverse effect of such laws on us. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws.

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

As there remain uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital raising activities, and may be subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors.

The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.

Following the disposal of Xinbao Investment and Fanhua RONS Technologies and termination of the the Contractual Arrangements, we conduct our business in China primarily through our PRC subsidiaries, including Fanhua Group Company and its subsidiaries in which we hold equity ownership interests. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it regulates and may intervene our operations at any time, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of us and our business face potential uncertainty from actions taken by the PRC government.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China primarily through our PRC subsidiaries and to a small part through our former consolidated VIEs until December 2024. In order to provide additional funding to our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any loans we make to any of our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), namely, Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd., or Zhonglian Enterprise, and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., or Xinlian Information, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the amount of a foreign-invested enterprise’s registered capital represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK300 million (US$38.6 million) in foreign debts as of March 31, 2025. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

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

Risks Related to Doing Business in China

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and acquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers. We must file with the CSRC within three business days after the issuance, and also may be required to go through cybersecurity review under the new laws and the draft laws and regulations of mainland China if authorities identifying us as a critical information infrastructure operator or requiring us to going through review by the CAC, which remains unclear. And, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures.

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

Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

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

We believe that we are not a PRC resident enterprise for PRC tax purposes because we do not have a PRC enterprise or a PRC enterprise group as our primary controlling shareholder. In addition, we are not aware of any offshore company with a corporate structure similar to ours that has been deemed a PRC resident enterprise by the PRC tax authorities. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body,” we will continue to monitor our tax status.

Pursuant to PRC Rules, if we are regarded as a resident enterprise, the dividends we receive from our PRC subsidiaries will be exempt from the EIT. If, however, we are not regarded as a resident enterprise, our PRC subsidiaries will be required to pay a 5% or 10% withholding tax, as the case may be, for any dividends they pay to us. As a result, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, could be materially reduced.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we will rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, according to the PRC Company Law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. In addition, each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of its board. In addition, according to the Regulation on the Supervision of Insurance Agents, our insurance agency subsidiaries are required to either procure professional liability insurance with minimum compensation for each accident under the one-year professional liability insurance policy no less than RMB1 million, and accumulative compensation under the one-year insurance policy no less than RMB10 million and the total core business revenue of the professional insurance agency company in the previous year, or make a contribution to deposit which shall represent 5% of its registered capital. These reserves are not distributable as cash dividends.

As of December 31, 2024, the aggregate undistributed earnings of our subsidiaries in the PRC that are available for distribution were RMB1.4 billion (US$198.4 million). Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

On February 15, 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or the No. 7 Notice, which supersedes the Operation Rules on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule, in its entirety and immediately became effective upon circulation. No. 7 Notice covers all forms of equity compensation plans including employee stock ownership plans, employee stock option plans and other equity compensation plans permitted by relevant laws and regulations. According to the No. 7 Notice, all participants of such plans who are PRC citizens shall register with and obtain approvals from SAFE prior to their participation in the equity incentive plan of an overseas listed company. Domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are PRC citizens (including citizens of Hong Kong SAR, Macau SAR and Taiwan) or foreign individuals who consecutively reside in the territory of PRC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues like foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues like an exercise of options, purchasing and sale of related stocks or equity, and funds transfer. As an overseas publicly listed company, we and our employees who have been granted stock options or any type of equity awards may be subject to the No. 7 Notice. If we or our employees who are subject to the No. 7 Notice fail to comply with these regulations, we may be subject to fines and legal sanctions, which will depend on how the SAFE interprets, applies and enforces Circular 7. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—SAFE Regulations on Employee Share Options.”

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

Risks Related to Our ADSs

The termination of our ADS facility, delisting of ADSs, and implementation of a share consolidation prior to the listing of our Class A ordinary shares may negatively impact ADS holders and introduce trading uncertainties.

We intend to terminate our ADS facility, cease the listing of our ADSs on Nasdaq, and effectuate a substitution listing of our Class A ordinary shares for trading on Nasdaq (“Substitution Listing”). We expect that the ADSs will cease trading on Nasdaq at 5:00 p.m. (New York Time) on May 6, 2025 and that our Class A ordinary shares will commence trading on Nasdaq under the current symbol of “AIFU” on or around May 7, 2025, subject to clearance from Nasdaq. Immediately prior to the Substitution Listing, we plan to implement a share consolidation at a ratio of one (1) consolidated ordinary share for every four hundred (400) existing ordinary shares. Former ADS holders should expect to receive one (1) consolidated Class A ordinary share for every twenty (20) ADSs previously held.

The trading price of our ordinary shares following the Substitution Listing may be volatile due to uncertainties regarding investor demand, market perception of the share consolidation, and potential selling pressure from former ADS holders adjusting their portfolios. Additionally, there remains uncertainty regarding whether we will obtain Nasdaq’s approval to effectuate the substitution listing. Prior to the exchange date, Nasdaq may suspend the trading of our ADSs, which could impact liquidity and the ability of investors to exit their positions.

ADS holders will be required to pay cancellation fees to the depositary in order to receive their underlying ordinary shares, and the transfer and settlement process for our ordinary shares may be different from that of our ADSs, potentially resulting in administrative hurdles or delays for certain investors. Any of these factors could materially and adversely affect the value of our securities, investor confidence, and our ability to maintain compliance with Nasdaq listing standards.

There is no assurance that we will regain compliance with Nasdaq’s minimum bid price requirement, and failure to do so may result in the delisting of our securities.

On February 24, 2025, we received a notification from Nasdaq stating that the closing bid price of our ADSs had been below $1.00 per share for 30 consecutive business days, which is below the requirement set forth in Nasdaq Listing Rule 5450(a)(1). Under Nasdaq Listing Rule 5810(c)(3)(A), we have until August 25, 2025, to regain compliance by maintaining a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days. If we fail to regain compliance within this period, we may be eligible for an additional 180-day compliance period, provided we meet the continued listing requirements of the Nasdaq Capital Market, except for the minimum bid price. In such a case, we would need to submit a plan to Nasdaq outlining our strategy to regain compliance, which may include implementing a reverse stock split.

We intend to implement a share consolidation prior to listing our Class A ordinary shares in place of ADSs, with the goal of increasing our stock price to meet the Nasdaq minimum bid price requirement. However, there is no assurance that this consolidation will result in a sustained increase in our share price or that we will be able to regain compliance within the required timeframe. The market price of our securities will continue to be influenced by various factors beyond our control, including market conditions, investor sentiment, and overall economic trends.

If we fail to regain compliance and are unable to qualify for additional compliance periods or meet the necessary criteria, Nasdaq may delist our securities. Delisting could negatively impact the liquidity and marketability of our shares, reduce investor confidence, and hinder our ability to raise capital in the future.

The PCAOB had historically been unable to inspect our auditors in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditors in the past has deprived our investors with the benefits of such inspections.

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

Our former auditor Deloitte Touche Tohmatsu Certified Public Accountants LLP is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. This historical lack of PCAOB inspections of audit work of any auditors performed in China before 2022, including that performed by our former auditor has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong SAR from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Our current auditor, Enrome LLP, is headquartered in Singapore and subject to inspection by the PCAOB. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to PCAOB’s determinations. Notwithstanding the foregoing, in the future, if it is determined that the PCAOB is unable to inspect or investigate our auditor completely, or the PCAOB expands the scope of its determinations so that we are subject to the HFCA Act, as the same may be amended, or if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong SAR, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued the PCAOB Determinations that they were unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong SAR. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong SAR, respectively, that the PCAOB was unable to inspect or investigate completely, and our former auditor was on such lists. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong SAR. The PCAOB also vacated its previous determinations issued in December 2021.Our current auditor, Enrome LLP, is headquartered in Singapore and subject to inspection by the PCAOB. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to PCAOB’s determinations. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCA Act unless a new determination is made by the PCAOB.

However, each year, the PCAOB determines whether it can inspect and investigate completely audit firms in mainland China and Hong Kong SAR, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong SAR and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. The prospect and implications of possible regulation on this subject, in addition to the prevailing requirements of the HFCA Act, are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act as it currently provides. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The trading price of our ADSs may be volatile.

Prior to the effectiveness of the Substitution Listing, we may still be subject to risks related to ADS, including the volatility of the trading price of our ADSs which could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. U.S. government’s recent policies concerning Chinese companies listed in the U.S. may also cause great uncertainty in the listing status of companies like us and result in fluctuation in the trading rice of our ADSs. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs.

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

Under our dual-class share structure with different voting rights, holders of Class B ordinary shares have complete control of the outcome of matters put to a vote of shareholders, which may limit ability of holders of our Class A ordinary shares and the ADSs to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 100 votes. Each Class B ordinary share is convertible into one Class A ordinary share, at the option of the holder, subject to approval by two-thirds of the Board of Directors. In no event shall Class A ordinary shares be convertible into Class B ordinary shares under any circumstances. Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares under the following circumstances: (i) if the holder is an employee, upon the termination of their employment with the Company; (ii) if the holder is a Director, upon their resignation or removal from the Board of Directors; and (iii) if the holder is a wholly-owned company (“Owned Company”) of a Director, senior management, or an existing shareholder, upon the individual ceasing to wholly own the Owned Company. Each Class B ordinary share confers upon the holder: (a) no right to any share in any dividend or distribution paid by the Company and (b) no right to any share in the distribution of the surplus assets of the Company upon liquidation or otherwise, and no Class B ordinary share may be sold, transferred, assigned, pledged, or otherwise disposed of, or used as collateral for loans or any obligations.

As of March 31, 2025, HPH beneficially owned 51.1% of our issued Class A ordinary shares and 51.0% of our issued Class B ordinary shares, in aggregate representing 51.0% of our total issued and outstanding share capital and 51.0% of the aggregate voting power of our total issued and outstanding share capital. Infinew Limited beneficially owned 0.01% of our issued Class A ordinary shares and 49.0% of our issued Class B ordinary shares, in aggregate representing 22.7% of our total issued and outstanding share capital and 48.45% of the aggregate voting power of our total issued and outstanding share capital. As a result of this dual-class share structure, the holders of our Class B ordinary shares have significant control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit the ability of the holders of our Class A ordinary shares and the ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq corporate governance rules because HPH beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “—As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a domestic U.S. company” and “—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

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

As of March 31, 2025, our principal shareholders Highest Performances Holdings Inc., or HPH, and Infinew Limited, beneficially owned approximately 51.0% and 48.4% of our aggregate voting power, respectively. These principal shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and it may not act in the best interests of other noncontrolling shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We cannot guarantee that any share repurchase plan will be fully consummated or that any share repurchase plan will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

On December 20, 2022, our board of directors announced a share repurchase program which authorized us to repurchase up to US$20 million of our American depositary shares (“ADS”) from time to time. On July 5, 2024, our board of directors has authorized the expansion of the Company’s share repurchase program by an additional US$20 million, bringing the total authorized amount of share repurchase to US$40 million. As of December 31, 2024, we had repurchased an aggregate of 726,616 ADSs, at an average price of approximately US$7.4066 per ADS for a total amount of approximately US$5.4 million under this share repurchase program.

Our board of directors also has the discretion to authorize additional share repurchase plans in the future. The share repurchase plans do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs and/or shares. We cannot guarantee that any share repurchase plan will be fully consummated or that any share repurchase plan will enhance long-term shareholder value. The share repurchase plans could increase the volatility of the trading price of the ADSs and may be suspended or terminated at any time. Furthermore, share repurchases could diminish our cash reserves.

Holders of our ADSs may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our registered shareholders. The holders of our ADSs will not have any direct right to attend general meetings of our shareholders or to directly cast any votes at such meetings. The holders of our ADSs will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by their ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement (“unrestricted deposit agreement”), and the deposit agreement for restricted securities (as defined below) (each also referred to as a “deposit agreement”, and together with the “deposit agreements”). Under the deposit agreements, the holders of our ADSs may vote only by giving voting instructions to the depositary. Upon receipt of the voting instructions from the holders of our ADSs, the depositary will vote the underlying Class A ordinary shares represented by their ADSs in accordance with these instructions. The holders of our ADSs will not be able to directly exercise their right to vote with respect to the underlying Class A ordinary shares unless they withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting is fourteen calendar days. When a general meeting is convened, the holders of our ADSs may not receive sufficient advance notice of the meeting to permit the holders of our ADSs to withdraw the underlying Class A ordinary shares represented by their ADSs and become the registered holder of such shares to allow the holders of our ADSs to attend the general meeting and to cast their vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Furthermore, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent the holders of our ADSs from withdrawing the underlying Class A ordinary shares represented by their ADSs and becoming the registered holder of such shares prior to the record date, so that they would not be able to attend the general meeting or to vote directly. If we ask for their instructions, the depositary will notify the holders of our ADSs of the upcoming vote and will arrange to deliver our voting materials to them. We cannot assure the holders of our ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the Class A ordinary shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out the voting instructions of the holders of our ADSs. This means that the holders of our ADSs may not be able to exercise their right to direct how the underlying Class A ordinary shares represented by their ADSs are voted and they may have no legal remedy if the underlying Class A ordinary shares represented by their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, the holders of our ADSs will not be able to call a shareholders’ meeting. Furthermore, you may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

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

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control of our Company without any further action by our shareholders, including a tender offer to purchase our Class A ordinary shares at a premium over prevailing market prices.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by our ADSs, at a premium.

Our amended and restated memorandum and articles of association contain provisions which have the potential to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise, at such time and on such terms as they may think appropriate. In the event these preferred shares have better voting rights than our Class A ordinary shares, in the form of ADSs or otherwise, they could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

We may be a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States Holders of our ADSs or Class A ordinary shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2024, however there can be no assurance to this regard. We believe we were also a PFIC for our taxable years ended December 31, 2023, 2022 and 2017 and prior years. In addition, we believe that it is likely that one or more of our subsidiaries were also PFICs for such years. A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year.

Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or Class A ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or Class A ordinary shares, which may fluctuate significantly. The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or Class A ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Unless the market price of our ADSs increases or we reduce the amount of cash, short term investments and other passive assets we hold sufficiently from current levels, we are likely to remain a PFIC for future taxable years. The U.S. Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

Because we believe we were a PFIC for the taxable year ended December 31, 2024 (and for the taxable years ended December 31, 2023, 2022,and 2017 and prior years), United States Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) of our ADSs or ordinary shares generally will be subject to special and adverse tax rules with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or Class A ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

On October 31, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “CISG.” We and certain selling shareholders of our company completed the initial public offering of 13,526,773 ADSs, each representing 20 Class A ordinary shares, on November 5, 2007. On December 6, 2016, our shareholders approved the change of our company name from “CNinsure Inc.” to “Fanhua Inc.” In connection with the name change, our ticker symbol was simultaneously changed to “FANH”. On October 23, 2024, our ticker symbol was changed to “AIFU”. On October 31, 2024, our shareholders approved the change of our company name from “Fanhua Inc.” to “AIX Inc” and subsequently on April 17, 2025, our board of directors approved the change of our name from “AIX Inc.” to “AIFU Inc.” to align with our ticker symbol and strategic positioning.

In October 2012, we obtained license approval from the then CIRC to establish an insurance sales service group company and commenced a series of restructuring, which resulted in Fanhua Insurance Sales Service Group Company Limited, or Fanhua Group Company, our wholly-owned subsidiary in the PRC, becoming the onshore holding company of our PRC operating entities. As a result, we currently conduct our business in China primarily through Fanhua Group Company and its subsidiaries.

We began our insurance intermediary business in 1999 by distributing auto insurance products and auto loans on an ancillary basis and expanded our product offerings to other property and casualty insurance products in 2002. We commenced life insurance products distribution in 2006 and began to offer claims adjusting services in 2008. In 2010, we established an insurance brokerage business unit to expand our product offerings from retail to commercial lines. In 2017, we divested our P&C insurance agency operations and our insurance brokerage segment to strategically focus on life insurance distribution. In late 2023, we resumed provision of insurance brokerage services to corporate clients. As part of the Company’s efforts to streamline operations, in late 2024 we disposed of our internet insurance distribution platform Baowang and in January 2025 we disposed of our claims adjusting business.

On October 31, 2024, we held an extraordinary general meeting and (i) varied and amended our authorized share capital by (a) re-designating 8,000,000,000 authorized ordinary shares (including all ordinary shares which were then issued and outstanding) as Class A ordinary shares; and (b) re-designating 2,000,000,000 authorized ordinary shares (none of which was then issued and outstanding) as Class B ordinary shares, (ii) adopted an amended and restated memorandum and articles of association, and (iii) changed our English name from “Fanhua Inc.” to “AIX Inc.” and adopted “智能未来有限公司” as our dual foreign name. As a result of the foregoing, the authorized share capital is US$10,000,000 divided into (i) 8,000,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each and (ii) 2,000,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each. Each holder of our Class A ordinary shares is entitled to one vote per share, and each holder of our Class B ordinary shares is entitled to 100 votes per share on all matters subject to vote at a general meeting of us.

On December 30, 2024, we entered into a share subscription agreement with each of HPH and Infinew Limited (“Infinew”), pursuant to which we agreed to issue to HPH 510,000,000 Class B ordinary shares and to Infinew 490,000,000 Class B ordinary shares, at a price of US$0.001 per share, for a total consideration of US$510,000 and US$490,000, respectively. The issuance of the Class B ordinary shares was completed on January 2, 2025.

On April 4, 2025, JPMorgan Chase Bank, N.A. distributed a notification regarding the termination of American depositary receipts facility for our American depositary shares, effective from May 6, 2025 (the “ADR Termination”).We plan to cease the listing of our ADSs on the Nasdaq at 5:00 p.m. (New York Time) on May 6, 2025 and list our Class A ordinary shares on the Nasdaq in substitution for our ADSs, which Class A ordinary shares are expected to commence trading on the Nasdaq on or around May 7, 2025 (the “Substitution Listing”). However, there remains uncertainty regarding whether we will be able to obtain clearance from Nasdaq to effectuate the Substitution Listing.

On April 17, 2025, we held an extraordinary general meeting and (i) changed our English name from “AIX Inc.” to “AIFU Inc.” and (ii) adopted an amended and restated memorandum and articles of association. In addition, immediately after the effectiveness of the ADR Termination and prior to the Substitution Listing, if approved by the Nasdaq, our share capital will be consolidated at a ratio of one (1) consolidated ordinary share for every four hundred (400) existing ordinary shares. Upon the effectiveness of such share consolidation, our authorized share capital will be US$10,000,000 divided into 25,000,000 ordinary shares comprising of (i) 20,000,000 Class A ordinary shares of a nominal or par value of US$0.4 each and (ii) 5,000,000 Class B ordinary shares of a nominal or par value of US$0.4 each. Immediately following such share consolidation, we will also increase our authorized share capital to US$4,000,000,000 divided into 10,000,000,000 ordinary shares comprising of (i) 8,000,000,000 Class A ordinary shares of a nominal or par value of US$0.4 each, and (ii) 2,000,000,000 Class B ordinary shares of a nominal or par value of US$0.4 each, by the creation of (a) 7,980,000,000 Class A ordinary shares and (b) 1,995,000,000 Class B ordinary shares.

Our principal executive offices are located at 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China. Our telephone number at this address is +86-20-8388-6888. Our registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system. You can also find information on our website http://ir.aifugroup.com. The information contained on our website is not a part of this annual report.

Capital Expenditure

Our capital expenditures have been used primarily to develop or enhance our technological infrastructure and enhance training to improve the professional capabilities of our sales force. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. Business Overview

Overview

AIFU Inc., formerly known as AIX Inc., is a leading China-based independent financial services platform powered by artificial intelligence. Founded in 1998, we specialize in delivering full-lifecycle insurance solutions and value-added services to individuals and families, with a focus on the mass-affluent and high-net-worth segments.

Through end-to-end integration across the insurance value chain, we have built an ecosystem connecting financial institutions, licensed intermediaries (including independent agencies), and third-party service providers. Our platform provides holistic support and AI-driven solutions to empower partners in enhancing operational efficiency, enabling precision client matching, and facilitating scalable growth.

By deeply integrating technologies such as artificial intelligence, big data analytics, and robotic process automation, we offer a suite of intelligent services, including automated underwriting and claims, smart customer engagement, risk forecasting and management, intelligent marketing and client education, as well as compliance management and data security. .These capabilities enable our partners to expand market reach, reduce operational costs, and deliver faster, more tailored services to end customers.

Against the backdrop of China’s aging population and expanding middle class, demand for retirement planning, health insurance, and wealth management solutions is rising rapidly. To capitalize on these trends, We remain committed to strengthening our AI and data capabilities, advancing the professionalism of our advisory teams, expanding online and offline distribution channels, and deepening integration across our ecosystem to drive industry consolidation and unlock sustained value creation.

As of March 31, 2025, we, through Fanhua Group Company, controlled seven insurance intermediary companies in mainland China, including one insurance agency with national operating license, four regional agencies and two insurance brokerage firms.

AI-Driven Solutions for Enhanced Insurance Sales and Client Engagement

Our platform offers a suite of AI-powered tools that seamlessly integrate with insurance agents’ workflows, empowering them to deliver personalized, efficient services throughout the entire business process. Key applications include:

●	Core App for insurance distribution. Our insurance agents primarily use “FA App”, an all-in-one insurance sales and service platform, to manage their book of insurance business on their fingertips, covering all aspects of the business process from insurance product purchase, team management, agent recruitment, customer engagement, customer service to e-learning. The platform offers substantially all of our insurance products including long-term life insurance, accident insurance, travel insurance, and standard medical insurance products. It is available in mobile application and WeChat official account versions and accessible through WeCom.

●	Insurance Digital Operating Platform. We provide “Fanhua RONS Assistant Digital Operating Platform”, or “RONS DOP”, a digital marketing platform, to our insurance agents, aiming at empowering our insurance agents in customer acquisition and relationship maintenance. Key features include artificial intelligence (“AI”) Chatbot, Digital Avatar Creator, Intelligent Recommendation System, powered by Large Language Model, AI-generated Content Algorithm and Intelligent Algorithm, which enable customer engagement in a highly efficient manner. It also provides our sales professionals with various educational content in the form of daily news, articles, posters, videos which can be circulated to potential customers through social media, aiming at enhancing customers’ insurance awareness and deepening their understanding of insurance products, and potentially facilitating insurance purchases. It also enables agents to gain better insights into customer needs through behavior tracking and automated tagging. In addition, it provides convenient access to Fanhua RONS livestreaming platform for resourceful online training courses. The platform is accessible through WeChat public account and our FA App and WeCom.

●	Customer service: We launched “Fanhua RONS Guanjia” a customer service platform to directly connect with our customers, through which they can access various insurance services including policy inquiry, policy custody, asset custody, risk assessment, and claims settlement assistance. Service representatives will also be available to customers for exclusive services on a one-on-one basis. The platform is accessible primarily through its WeChat official account and FA App.

●	Insurance Policy Escrow: Our Policy Escrow system offers comprehensive policy management services, including meticulous risk analysis and personalized planning. Our clients and their family members can benefit from electronic storage, online easy access and various self-service features for easy policy management including coverage review, payment schedules, and renewal reminders. Integrated AI analysis generates concise reports on insurance coverage, while our certified policy consultants provide personalized, one-on-one assistance, guiding clients through policy organization, risk analysis and optimization strategies.

●	WeCom. Other than various office supporting solutions, our WeCom enables our agents to directly interact with their existing and potential customers in highly efficient manner, with easy access to various supportive tools including knowledge bank, FAQ scripts, and a wide variety of marketing materials.

Segment Information

As of December 31, 2024, we operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for distributing life insurance products and non-life insurance products on behalf of insurance companies, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claims adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services.

Insurance Agency Segment

Our insurance agency segment accounted for 86.3% and 73.6% of our net revenues in 2023 and 2024, respectively. Revenue from this segment is derived from two broad categories of insurance products: (i) life and health insurance products, and (ii) non-life insurance products (previously categorized as property and casualty insurance products), both primarily focused on meeting the insurance needs of individuals.

Life and Health Insurance Products

Our life and health insurance business accounted for 81.1% and 65.6% of our net revenues in 2023 and 2024, respectively. We expect the sale of life insurance products to be the major source of our revenue in the next several years. The life and health insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below:

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

The life insurance products we distributed in 2024 were primarily underwritten by Sinatay, Greatwall, Aeon and Huaxia.

Non-Life Insurance Products

Our non-life insurance business accounted for 5.2% and 8.0% of our net revenues in 2023 and 2024, respectively, representing insurance products we distributed through Baowang and our brokerage division. Our main non-life insurance product in terms of net revenues contribution in 2024 was individual accident insurance and indemnity medical insurance which we distributed through Baowang. We previously also offered lifestyle insurance such as travel insurance, homeowner insurance, and other innovative products on Baowang. In addition, we previously offered certain long-term life and health insurance products specifically designed for internet distribution channels and net revenues generated from such long-term insurance products were included in the net revenues of our life insurance agency segment. In December 2024, Baowang was spun-off to BGM as part of the share exchange transaction with BGM. However, we will continue to offer such non-life insurance products to our customers in collaboration with Baowang as its distribution channel. The major insurance products we offer or facilitate to individual customers through Baowang can be further classified into the following categories:

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

We primarily partnered with Zhong An Online Property and Casualty Insurance Company Limited, or Zhong An, Ping An Property and Casualty Insurance Company Limited, or Ping An, Ping An Health Insurance Company Limited, China Pacific Property and Casualty Insurance Company Limited, or China Pacific, AXA Tianping Property and Casualty Insurance Company Limited for the distribution of non-life insurance products in 2024.

Claims Adjusting Segment

Total net revenues derived from our claims adjusting segment accounted for 13.7% and 26.4% of our total net revenues in 2023 and 2024, respectively. We offer the following insurance claims adjusting services:

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

We primarily provided claims adjusting services to Ping An, China Pacific, Shanghai Nuanwa Technology Co., Ltd., an affiliate of Zhong An, Ping An Health Insurance Co., Ltd., China Life Property and Casualty Insurance Co. Ltd. in 2024. In January 2025, we disposed of our equity interests in Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. and accordingly discontinued claims adjusting business.

Insurance + Services

In addition to insurance products and claims adjusting services, we connect with top-notch service providers to provide a range of comprehensive value-added services that cater to every stage of a customer’s life.

Elderly Care and Healthcare Services:

Through our partnership with healthcare and elderly care service aggregators, we integrate high-quality resources across the elderly care industry, catering to customers’ needs from retirement to end-of-life scenarios. Our aim is to help customers achieve happier, longer, and more dignified lives.We also connect with premium healthcare industry resources, covering the entire medical process and health scenarios across customers’ lifetimes. Our services include a comprehensive list from prevention to treatment, offering carefully selected products and services encompassing health management, medical treatment, medication, nursing, rehabilitation, and more, ensuring customers enjoy top-quality health management services.

Family Governance Services

Through our wholly-owned subsidiary Fanhua Puyi Family Office and its subsidiary, we offer certain family office consulting services to tap into the significant business potential stemming from the growing demand for comprehensive wealth management services among affluent and high net worth families. We are dedicated to fostering the long-term growth of client family assets and ensuring the intergenerational transfer of wealth, by bringing together a team of specialists across finance, trusts, law, and taxation to offer tailored advice and comprehensive services to affluent and high net worth families. Our offerings encompass a wide array of services including trust consulting services, elite education opportunities, overseas asset allocation services.

Major Transactions

Share Exchange Transaction with BGM

On November 27, 2024, CISG Holdings Ltd. (“CISG”), our wholly-owned subsidiary, entered into a transaction agreement (the “Transaction Agreement”) with BGM, pursuant to which, CISG agreed to transfer to BGM its beneficial interests in RONS Technology, Xinbao Investment and Xinbao Investment’s subsidiaries, including RONS Insurance Sales & Service Co., Ltd., and Shenzhen Baowang E-commerce Co., Ltd., in exchange for 69,995,661 Class A ordinary shares of BGM (“Consideration Shares”) at a consideration of approximately US$140,000,000. The transaction was completed on December 27, 2024, following which AIX, through CISG, beneficially owned 69,995,661 Class A ordinary shares of BGM.

Pursuant to the Transaction Agreement, the Consideration Shares held by CISG is subject to a five-year lock-up period except (i) with the prior written consent of BGM; or (ii) transferring to a wholly-owned subsidiary (in which case such transferee shall be bound by the similar lock-up provisions).

On March 12, 2025, with prior consent from BGM’s board of directors, CISG entered into share transfer agreements with four investment firms (the “Purchasers”) to transfer a total of 53,466,331 Class A ordinary shares of BGM to such Purchasers, with each of the Purchasers acquiring 20,000,000, 20,000,000, 6,733,166 and 6,733,165 Class A ordinary shares of BGM respectively, in exchange for an aggregate consideration of US$106,932,662 (the “Share Transfer”). The Purchasers are bound by the similar five-year lock-up provisions. The consideration will be paid in two installments within two years from the Closing Date. The transaction is expected to close by the end of April 2025.

Issuance of Class B ordinary shares to HPH and Infinew

On December 30, 2024, AIFU entered into share subscription agreements separately with each of HPH and Infinew, pursuant to which, the Company agreed to issue to HPH and Infinew 510,000,000 Class B ordinary shares and 490,000,000 Class B ordinary shares, respectively, at a price of US$0.001 per Class B ordinary share, for a total consideration of US$510,000 and US$490,000, respectively.

As of the completion of the share issuance on January 2, 2025, HPH beneficially owned 591,600,788 Class A ordinary shares and 510,000,000 Class B ordinary shares of the Company, representing 51.67% of the total issued and outstanding ordinary shares of the Company, and 51.01% of the aggregate voting power of the Company while Infinew beneficially owned 100,000 Class A ordinary shares and 490,000,000 Class B ordinary shares of the Company, representing 22.99% of the total issued and outstanding ordinary shares of the Company and 48.45% of the aggregate voting power of the Company.

Disposals of Subsidiaries

(i) In 2024, we disposed of our 100% equity interests in Jiangsu Fanhua Lianchuang Insurance Agency Co., Ltd, Zhejiang Fanhua Tongchuang Insurance Agency Co., Ltd. and Guangdong Zhongqi Enterprise Management Consulting Co., Ltd., for a total consideration of RMB1.9 million (US$0.3 million), of which RMB1.8 million (US$0.3 million) has been settled as of December 31, 2024. We recognized a gain of RMB2.0 million (US$0.3 million) on disposal of these subsidiaries, which was determined based on the excess of the sales consideration over the net book value of the subsidiaries at the time of disposal.

(ii) In January 2025, we disposed of our 100% equity interests in Guangdong Meidiya Investment Co., Ltd. (“Meidiya”), which holds approximately 44.6% of the equity interests of Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. (“FHISLA”) and its subsidiaries, to a third party for a consideration of RMB30.24 million (the “Transaction”). The price is based on the net asset value of Meidiya post profit distribution to Fanhua Group Company. The buyer also agreed to assume and be responsible for the liabilities of FHISLA up to a maximum amount of RMB43.5 million. Accordingly we recognized a disposal gain of around RM2.0 million (US$0.3 million) in the first half of 2025.

(iii) In February 2025, one of our wholly-owned subsidiary transferred its 100% equity interests in Shenzhen Dianlian Information Technology Co., Ltd., the operating entity of eHuzhu mutual aid platform, to our wholly-owed subsidiary Fanhua Blueplus Health Management Co., Ltd. (“Blueplus”). Subsequently, we disposed of our 100% equity interests in Blueplus to a third party for a consideration of RMB3.0 million based on its net asset value as of December 31, 2024. Accordingly, we recognized a disposal gain of RMB0.5 million in the first half of 2025.

Seasonality

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Seasonality.”

Distribution and Service Network and Marketing

We have an offline distribution and service network that, as of March 31, 2025, consisted of one insurance sales and service group, five insurance agencies, and two insurance brokerage firms in mainland China, with 51,565 registered independent sales agents. Our distribution and service network in mainland China consisted of 366 sales outlets in 23 provinces. Through our open platform and MGA platform, we also connected with 844 institutional platform users.

The following table sets forth additional information concerning our distribution and service network as of March 31, 2025, broken down by provinces:

Province	Number of Sales and Service Outlets	Number of Sales Agents
Shandong	52	9,253
Hebei	69	6,614
Sichuan	41	2,675
Guangdong	28	5,515
Hunan	16	1,584
Zhejiang	12	1,953
Jiangsu	24	3,287
Anhui	28	3,381
Fujian	23	2,046
Henan	17	2,612
Liaoning	15	2,115
Jilin	-	-
Inner Mongolia	1	1,374
Guangxi	11	3,809
Chongqing	6	751
Hubei	5	818
Tianjin	4	812
Shaanxi	3	731
Yunnan	2	306
Beijing	3	961
Shanxi	1	425
Shanghai	1	55
Jiangxi	3	144
Heilongjiang	1	344
Total	366	51,565

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

Digital Tenants of Our Open Platform

Through partnership with RONS Technology and leveraging its technological platform, we offer Platform-as-a-Service (PaaS) solution to various insurance sales organizations. We refer these non-affiliated channels who use our platform services as digital tenants. These digital tenants mainly include third-party insurance agencies, insurance broker firms, investment advisory firms, key opinion leaders focusing on investment and insurance education and family offices. We offer these platform users comprehensive business solutions integrating compliance, technology, products, services, operations, and professional support, enabling them to digitize and optimize various aspects of the insurance sales process, from customer acquisition to policy issuance and service delivery. As of March 31, 2025, our open platform has worked with 844 non-affiliated channel partners.

Customers

We sell life and health insurance products including critical illness, annuity insurance, whole life insurance and term life insurance and endowment insurance. Customers for the life and health insurance products we distribute are primarily individuals under 50 years of age. To lesser extent, we also sell commercial property insurance, cargo insurance, hull insurance, liability insurance and construction and erection insurance products to institutional customers. Prior to the disposal of Baowang in December 2024, we also sold certain non-life insurance products including individual accident insurance, homeowner insurance products, liability insurance and travel insurance primarily to individual customers and prior to the disposal of our Claims adjusting business in January 2025, we also offer claims adjusting services insurance companies and online mutual-aid platforms. For the year ended December 31, 2024, no single individual customer who has purchased insurance products through us accounted for more than 1% of our net revenues.

Since our inception, we have served approximately 17.8 million individual customers who have purchased insurance or wealth management products through us. This number includes about 3.2 million customers who have acquired at least one regular long-term life insurance policy, over 14.9 million who have purchased at least one property and casualty insurance policy, and approximately 0.7 million who have purchased at least one wealth management product through us.

These customers, including those from discontinued business lines, remain in our database. This presents ongoing opportunities for us to reconnect with them as their needs evolve over time. We believe that as customers progress through different life stages, their demand for insurance protection and wealth management may change, creating potential for upselling and cross-selling higher-value products, such as life insurance and wealth management products. By offering value-added services at no additional charge, we aim to cultivate these relationships and enhance customer loyalty, ultimately driving repeated purchases and referrals.

Insurance Company Partners and Others [To be updated]

As of March 31, 2025, we had established business relationships with 62 insurance companies in the PRC, most of which were signed at the corporate headquarter level. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Since 2007, we have sought to establish business relationships with insurance companies at the corporate headquarter level in order to leverage the combined sales volumes of all our subsidiaries located in different parts of China.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of March 31, 2025, we had 144 registered trademarks in China, including our corporate logo. Our main website is www.aifugroup.com.

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

In order to foster the awareness of compliance among all employees and establish a sustainable and effective compliance mechanism, Fanhua Group Company issued a compliance accountability policy which sets forth the responsibilities for keeping in compliance with relevant laws and regulations by staff at various levels and the accountability for non-compliance. It also puts forth the process of reporting potential risks when identified to take further actions.

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

Regulation

Regulations of the Insurance Industry

The insurance industry in the PRC is highly regulated. Between 1998 and March 2018, CIRC was the regulatory authority responsible for the supervision of the Chinese insurance industry. In March 2018, the CBIRC, was established as the result of the merger between CIRC and CBRC, replacing CIRC as the regulatory authority for the supervision of the Chinese insurance industry. The National Financial Regulatory Administration (“NFRA”) was formed in May 2023, replacing the CBIRC to inherit the authority of CIRC. Insurance activities undertaken within the PRC are primarily governed by the Insurance Law and the related rules and regulations.

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

The CIRC, the CBIRC and the NFRA

The NFRA or each of its predecessors has extensive authority to supervise insurance companies and insurance intermediaries operating in the PRC, including the power to:

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

The name of an insurance adjusting firm must contain the words “insurance adjusting” and must avoid duplicating names of existing insurance claims adjusting firms. In any of the following situations, an insurance adjusting firm shall submit a written report to the CIRC when it within five days from the date the resolution for change has been passed: (i) change of name, domicile or business premises; (ii) change of shareholders or partners; (iii) change of registered capital or form of organization; (iv) change of names of shareholders or partners or capital contributions; (v) amendment to the articles of association or the partnership agreement; (vi) equity investment, establishment of offshore insurance related entities or non-operational organization; (vii) division, merger and dissolution or termination of insurance claims adjustment business of its branches; (viii) change of chairperson of its board of directors, executive directors or senior management; (ix) being a subject of administrative or criminal penalties, or under investigation for suspected involvement in a crime; and (x) other reportable events specified by the CIRC.

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

An insurance intermediary service group company must have:

●	a registered capital of at least RMB100 million;

●	no record of material violation by investors of applicable laws and regulations in the previous three years;

●	at least five subsidiaries, among which at least two are professional insurance intermediary companies which contribute at least 50% of the total revenues of the group;

●	chairperson (Executive director) and the senior management with qualifications stipulated by the CIRC;

●	perfect governance structure, sound organization, effective risk management and internal control management system;

●	business premises and office equipment which are suitable for the development of the businesses; and

●	other conditions stipulated by laws, administrative regulations and the CIRC.

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

Regulation of Insurance Sales Behavior Management

On September 29, 2023, the NFRA issued the Measures for the Supervision of Insurance Sales Behavior (hereinafter referred to as the “Sales Measures”), effective from March 1, 2024.

According to the Sales Measures, only the following categories of individuals are eligible to sell insurance:

●	Insurance Companies: Employees engaged in insurance sales, individual insurance agents, and individuals under other forms of employment managed as sales personnel.

●	Insurance Agencies: Individuals engaged in insurance agency services.

●	Insurance Brokers: Individuals engaged in insurance brokerage services.

The Sales Measures categorize insurance sales activities into three stages - pre-sale, mid-sale, and after-sale behaviors - and regulate them accordingly.

Management of Insurance Pre-sale Behaviors

The NFRA requires (i) prohibition of cross-regional business expansion beyond authorized business scope, regional boundaries, and institutional authorization; (ii) alignment of data with regulatory requirements; (iii) establishment of a tiered management mechanism for insurance sales practitioners based on their qualifications, sales abilities, integrity and ethics level; (iv) classification of life insurance products by product types, complexity, risk level and affordability; (v) pre-sales product suitability assessment on the policyholders; (vi) restrictions on the pre-sales promotion of insurance, including the requirement for insurance institutions to conduct pre-approval and authorization for the dissemination of insurance sales promotional information by insurance sales practitioners; and (vii) Prohibition of Speculative Sales.

Management of Insurance Mid-sale Behaviors

The NFRA requires (i) consultative sales of insurance products to the insured based on their needs, risk and premium affordability, historical purchase records, etc. (ii) restriction on compulsory bundled-sales and default selection of insurance products via information systems or webpages to enter into insurance contracts with the insured; (iii) retrospective management of insurance sales process for insurance product sales activities through methods such as audio recording, video recording, sales page management, and recording operational traces; and (iv) funds management mechanism mandates strict oversight, adherence to regulations, and prohibits unethical practices by insurance personnel to ensure the integrity and proper handling of funds in the insurance sector.

Management of Insurance After-sale Behaviors

The NFRA requires (i) notification of salesperson departure or (ii) agency cooperation termination to the insured within 30 days, and (iii) protection of policyholders’ interest following the departure of insurance salespersons or the termination of cooperation.

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

Content Related to Insurance Industry in the Closer Economic Partnership Arrangements

Under CEPA Supplement IV signed in June and July 2007 and CEPA Supplement VIII signed in December 2011, local insurance agencies in Hong Kong SAR and Macau SAR are allowed to set up wholly-owned insurance agency companies and conduct insurance intermediary businesses in Guangdong Province (including Shenzhen) on a pilot basis if they fulfill the following criteria:

●	The applicant must have operated an insurance brokerage businesses in Hong Kong SAR and Macau SAR for over 10 years;

●	The applicant’s average annual revenue of insurance brokerage business for the past three years before application must not be less than HKD500,000 and the total assets as at the end of the year before application must not be less than HKD500,000;

●	Within three years before application, there has been no serious misconduct or record of disciplinary action; and

●	The applicant must have set up a representative office in mainland China for over one year

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

On March 28, 2007, SAFE promulgated the Operating Rules for Administration of Foreign Exchange in Domestic Individuals’ Participation in Employee Stock Ownership Plans and Stock Option plans of Companies Listed Abroad, or the Operating Rules. Stock Option Rule. On February 15, 2012, SAFE promulgated the No. 7 Notice, which supersedes the Stock Option Rule in its entirety and immediately became effective upon circulation. According to the No. 7 Notice, domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are Chinese citizens (including citizens of Hong Kong SAR, Macau SAR and Taiwan) or foreign individuals who consecutively reside in the territory of PRC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues such as foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues such as exercise of options, purchasing and sale of related stocks or equity, and funds transfer. Where a domestic agency needs to remit funds out of China as required for individuals’ participation in an equity incentive plan, the domestic agency shall apply with the local office of the SAFE for a foreign exchange payment quota on a yearly basis. A domestic agency shall open a domestic special foreign exchange account in the bank. After repatriation of foreign currency income earned by individuals from participation in an equity incentive plan, the domestic agency shall request the bank to transfer the funds from its special foreign currency account to respective personal foreign currency deposit accounts. In the case of any significant change to the equity incentive plan of a company listed abroad (such as amendment to any major terms of the original plan, addition of a new plan, or other changes to the original plan due to merger, acquisition or reorganization of the overseas listed company or the domestic company or other major events), the domestic agency or the overseas trustee, the domestic agency shall, within three months of the occurrence of such changes, go through procedures for change of foreign exchange registration with the local office of the SAFE. The SAFE and its branches shall supervise, administer and inspect foreign exchange operations related to individuals’ participation in equity incentive plans of companies listed abroad, and may take regulatory measures and impose administrative sanctions on individuals, domestic companies, domestic agencies and banks violating the provisions of the No. 7 Notice.

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

Our PRC legal counsel, Hai Run Law Firm, has advised us that, should we seek to (i) offer or list subsequent securities on U.S. stock exchanges, (ii) offer or list securities on other overseas stock exchange, or (iii) purchase PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, we are required to file with the CSRC within three business days after the completion of securities offering. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules and Overseas Listing Trial Measures will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules and Overseas Listing Trial Measures.

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

Based on the advice of our then PRC legal counsel, Commerce & Finance Law Offices, we did not seek CSRC’s approval for our initial public offering. Any requirement to obtain prior CSRC approval and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

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

C. Organizational Structure

Corporate Structure

We are a Cayman Islands holding company primarily operating in China through our PRC subsidiaries, including Zhonglian Enterprise, and Xinlian Information, and their subsidiaries.

we currently conduct our insurance agency business in mainland China primarily through our wholly-owned subsidiary Fanhua Group Company and its subsidiaries. As of March 31, 2025, we, through Fanhua Group Company, have controlling equity ownership in one insurance sales services company with a national operating license, four regional insurance agencies and two insurance brokerage firms.

The following diagram illustrates the corporate structure of us, including the names, places of incorporation and the proportion of ownership interests in our significant subsidiaries and their respective subsidiaries as of March 31, 2025:

The diagram above omits the names of subsidiaries that are immaterial individually and in the aggregate. For a complete list of our subsidiaries as of March 31, 2025, see Exhibit 8.1 to this annual report.

Prior to December 27, 2024, due to restriction on foreign ownership and investment in certain internet-based businesses, we also operated these internet-based business in China through the former consolidated VIEs, namely, Xinbao Investment and Fanhua RONS Technologies, and their subsidiaries and rely on contractual arrangements among (x) our wholly-owned PRC subsidiaries Fanhua Group Company and Fanlian Investment, (y) the former consolidated VIEs and (z) the individual nominee shareholders of the former consolidated VIEs to control the business operations of the former consolidated VIEs and their subsidiaries.

In December 2024, as part of the share exchange transaction with BGM, our beneficial ownership in Xinbao Investment and Fanhua RONS Technologies was transferred to BGM in exchange of 72% of the issued and outstanding Class A ordinary shares of BGM. These contractual arrangements were subsequently terminated.

Fanhua Group Company and its direct and indirect subsidiaries and our former consolidated VIEs hold the licenses and permits necessary to conduct our insurance intermediary business and internet insurance distribution business in China.

Because of our historical contractual arrangements with Xinbao Investment, Fanhua RONS Technologies and their subsidiaries and their individual nominee shareholders, we are the primary beneficiary of Xinbao Investment and Fanhua RONS Technologies and their subsidiaries and we consolidate them into our consolidated financial statements. For the year ended December 31, 2024, aggregate revenues derived from these former consolidated VIEs amounted to 6.8% of our total consolidated net revenues, based on our corporate structure as of December 31, 2024.

The cash flows that have occurred between our subsidiaries and our former consolidated VIEs are summarized as the following:

The cash flows occurred between our subsidiaries and the former consolidated VIEs included the following: (1) cash received by the former consolidated VIEs from our subsidiaries as inter-company advances amounted to RMB46.8 million for the year ended December 31, 2024; and (2) commissions received offset by technology services paid by our subsidiaries to the former consolidated VIEs amounted to RMB34.5 million for the year ended December 31, 2024.

In the opinion of Hai Run Law Firm, our PRC legal counsel:

●	both the direct and indirect controlling equity ownership structures of our subsidiaries and our former consolidated VIEs in China do not violate the existing PRC laws and regulations

●	the historical contractual arrangements among our PRC subsidiaries, Xinbao Investment, Fanhua RONS Technologies, their subsidiaries, and their individual shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

●	the business operations of our PRC subsidiaries and our former consolidated VIEs comply in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are uncertainties regarding the interpretation and application of PRC laws and regulations, such contractual arrangements may not be as effective as direct ownership in providing operational control. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the interpretation and application of PRC laws and regulations currently in effect.. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements establishing the structure for operating our online operations did not comply with PRC government restrictions on foreign investment in the internet industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—AIFU Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries. It historically also operated a small part of its business through Contractual Arrangements with Xinbao Investment and Fanhua RONS Technologies until December 27, 2024. If the PRC government retrospectively determines that the historical contractual arrangements with the former VIEs structure did not comply with the regulations of mainland China, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.”

D. Property, Plants and Equipment

Our headquarter is located in Guangzhou, China, where we leased approximately 2,828.8 square meters of office space as of December 31, 2024. Office space leased by our subsidiaries, including certain space used and paid by sales teams, was approximately130,691 square meters as of December 31, 2024. In 2024, our total rental expenses were RMB72.3 million (US$9.9 million).

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. This discussion and analysis contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report. For discussion of 2023 items and year-over-year comparisons between 2023 and 2022 that are not included in this annual report on Form 20-F, refer to “Item 5. Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2023, that was filed with the Securities and Exchange Commission on April 29, 2024.

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

Business relationship with important insurance company partners

We derive significant revenue from our important insurance company partners. Among these top five of our insurance company partners, Sinatay accounted for 9.8 of our total net revenues in 2024. As a result, any significant changes to our business relationship with the important insurance company partners could have a material impact on our revenue and profit.

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

In recent years, due to the decline in the interest rate of banking products in recent years, China’s insurance regulator has been implementing rules to adjust the pricing rate of life insurance products and has implemented a commission cap to the commission rate paid by insurance companies to insurance agencies and brokers like us in order to protect insurance companies from interest spread loss which has led to significant decline in our commission income and adversely affect our results of operations. If further cut in commission rates are imposed by the regulator, our results of operations could be further adversely impacted.

The quality and productivity of our sales force

The quality and productivity of our sales agents and financial advisors significantly impact our financial results. A substantial portion of our insurance sales comes from individual agents, with top performers driving the majority of sales. Recruiting and retaining these high-performing agents, especially Million-Dollar-Roundtable members, is crucial for our growth. Failing to retain these essential personnel could adversely affect our business. As competition for skilled sales agents intensifies, we may need to offer higher compensation, increasing our operating costs and reducing profitability. Training new agents and advisors adds to our expenses, further impacting profitability.

We aim to build a platform to enhance sales agent’s skills and productivity through training and technology implementation, along with investments in advanced tools and platforms, which are expected to yield positive results. This strategy requires continuous investment in personnel and systems. We expect these initiatives to drive growth, but inadequate execution could negatively affect our financial performance.

Successful implementation of our professionalization, digitalization and open platform strategy

We have devoted substantial efforts to upgrading our sales organization by developing high-caliber, productive and professional insurance advisor teams in economically developed cities in China. We have also built an integrated digital platform utilizing artificial intelligence, big data and cloud computing to optimize the use of data to provide the most appropriate products for existing and potential customers and increase agent productivity. In addition, we have built an open platform to share our advantages in technology, system, contractual relationship, and nationwide network with various industry participants to help them monetize their existing customer resources and to strengthen our value proposition to the market. We expect these new strategic initiatives to be new engines to drive our long-term growth. There is no assurance that we will be able to implement important strategic initiatives in accordance with our expectations, which may result in an adverse impact on our business and financial results.

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

Product and service mix

We began distributing auto insurance products in 1999, expanded our product offerings to other property and casualty insurance products in 2002, and started distributing long-term individual life and health insurance products in 2006, primarily to individual customers. We further broadened our service offering to cover insurance claims adjusting services in 2008. We started to offer insurance brokerage services for commercial line insurance and reinsurance brokerage services to corporate clients in 2010, which were temporarily suspended from 2017 to 2022 and re-launched in 2024. Our revenue, net profit, profit margins and other aspects of our results of operations are affected by the level of success we experience in each of the businesses we operate:

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

The non-life insurance policies we distribute primarily consist of individual accident insurance, indemnity medical insurance, travel insurance, and homeowner insurance that we distribute through Baoxian.com and commercial property insurance, liability insurance, cargo insurance, construction and erection insurance that we offer through our insurance brokerage firm. These non-life insurance policies we distribute are typically for a one-year term, with a single premium payable at the beginning of the term. As a result, the insured has to purchase new policies through us every year. Accordingly, we receive a single commission or fee for each property and casualty policy we distribute. The gross margin derived from our non-life insurance business is typically lower than that of our life insurance business. We expect revenues from our non-life business as a percentage of our total net revenues to remain stable as we will continue to offer non-life insurance products to our clients in partnership with Baowang despite the disposal of Xinbao Investment, the parent company of the operating entity of Baoxian.com in December 2024.

Claims Adjusting Segment

The fees we receive for our claims adjusting services are calculated based on the types of insurance products involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For services provided in connection with auto insurance, individual accident insurance and health insurance, our fees are generally fixed and the amounts collected are based on the types of services provided. In some cases, our fees are charged based on the number of claims adjustors involved in providing the services. We pay our in-house claims adjustors a base salary plus a commission calculated based on a small percentage of the service fees we receive from insurance companies or the insured. The claims adjusting business has become and likely will continue to be a steady source of our net revenues. The operating margin of our claims adjusting segment are generally lower than those of our insurance agency segment although its gross margin is relatively higher. Following the disposal of our claims adjusting operations in January 2025, our claims adjusting business has been discontinued accordingly.

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

Key Components of Our Results of Operations

As of December 31, 2023 and 2024, we operated two segments: (1) the insurance agency segment, which mainly consisted of providing agency services for distributing life insurance products and non-life insurance products on behalf of insurance companies, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claims adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services.

Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance.

Net Revenues

Our revenues are net of PRC tax surcharges and value-added tax incurred. In 2023 and 2024, we generated net revenues of RMB3,198.4 million and RMB1,808.8 million (US$247.8 million), respectively. We derive net revenues from the following sources:

●	Insurance agency segment: commissions paid by insurance companies for the distribution of (i) life and health insurance products, and (ii) non-life products sold through Baoxian.com and commissions and advisory fees for (i) insurance and reinsurance brokerage services primarily paid by the insurance companies, and (ii) risk management consulting services primarily paid by the insureds, which accounted for 86.3% and 73.6% of our net revenues for 2023 and 2024, respectively; and

●	Claims adjusting segment: commissions and fees primarily paid by the insurance companies for the provision of claims adjusting services, which accounted for 13.7% and 26.4% of our net revenues for 2023 and 2024, respectively.

The following table sets forth our total net revenues earned from each of our reporting segments, both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	Year Ended December 31,
	2023		2024
	RMB	%	RMB	US$	%
	(in thousands except percentages)
Agency	2,760,448	86.3	1,331,778	182,453	73.6
Life insurance business	2,593,803	81.1	1,186,462	162,545	65.6
Non-life insurance business (previously categorized as P&C insurance business)	166,645	5.2	145,316	19,908	8.0
Claims adjusting	437,941	13.7	477,054	65,356	26.4
Total net revenues	3,198,389	100.0	1,808,832	247,809	100.0

Insurance agency segment primarily covers distribution of life and health insurance products and non-life insurance products to individuals and to a lesser extent commercial line of property insurance products to corporate clients. Net revenues from the insurance agency segment decreased from 2023 to 2024 in both absolute amount and as a percentage of our total net revenues.

Net revenues generated from distribution of long-term life and health insurance products have become our primary source of revenue. We began distributing individual life and health insurance products in 2006. Net revenues generated from distribution of life and health insurance products decreased from 2023 to 2024, both in absolute amounts and as a percentage of our net revenues. The decrease was mainly due to (i) the decrease in commission rates paid by insurance companies and decline in sales volume as a result of the implementation of the “Unified Commissions and Fees in Reporting and Underwriting” policy which imposed a commission cap in the broker and agency channel; (ii) a relatively high base from the sales spike before the downward pricing rate adjustment of life insurance products from 3.5% to 3.0% in 2023, (iii) about 20% of the life insurance revenue of 2023 was contributed from newly acquired entities, while there was no acquired entities in 2024; and (iv) the decrease in renewal commission income as a result of the decreased average portfolio based renewal commission rate, and to a lesser extent, due to changes in product mix. We expect our life insurance business to bring in significant revenue that will continue to represent a high percentage of our total net revenues in the next several years. We believe this growth will be driven by a number of factors including demand for traditional life and health insurance products as a result of the aging population and the Chinese consumers’ increasing awareness of the benefits of insurance as well as improved productivity of our sales professionals as the Company focuses more resources on recruiting, retaining and training elite sales agents.

Net revenues generated from distribution of non-life products decreased from 2023 to 2024 in absolute amounts of our net revenues, primarily due to the decrease of life business. We expect our net revenues derived from distribution of non-life products to remain stable in 2024.

We began providing claims adjusting services in 2008. Net revenues from our claims adjusting segment increased from 2023 to 2024, primarily due to business recovery after the pandemic. We expect there will be no more revenues from claims adjusting business going forward as we completed the disposal of our claims adjusting operations in January 2025.

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

	Year Ended December 31,
	2023		2024
	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	3,198,389	100.0	1,808,832	247,809	100.0
Operating costs	(2,145,416)	(67.1)	(1,112,866)	(152,462)	(61.5)
Selling expenses	(250,223)	(7.8)	(208,583)	(28,576)	(11.5)
General and administrative expenses	(606,925)	(19.0)	(519,105)	(71,117)	(28.7)
Impairment loss			(404,121)	(55,364)	(22.3)
Total operating costs and expenses	(3,002,564)	(93.9)	(2,244,675)	(307,519)	(124.0)

Operating Costs

We incur costs primarily in connection with the distributions of insurance products and the provision of insurance brokerage and claims adjusting services. Our operating costs decreased from 2023 to 2024, which was in line with the decrease in revenue during the same period. We rely mainly on our registered sales agents and to a much lesser degree, on Baoxian.com, as well as non-affiliated channel partners who used our open platform solutions, for the distribution of insurance products. For claims adjusting services, we rely mainly on our in-house claims adjustors. Operating costs incurred as a percentage of net revenues decreased from 2023 to 2024, primarily due to the higher proportion of revenue contributed by the renewal life insurance business which typically has higher gross margin than new business and the decrease in higher-margin volume-based commission from new life insurance business We anticipate that our operating costs as a percentage of our total net revenues to increase as we intend to leverage the opportunities brought by upcoming regulatory changes to consolidate the market and grab more market shares in 2025.

Selling Expenses

Our selling expenses primarily consist of:

●	salaries and employment benefits for employees who work in back office below the provincial management level;

●	office rental, telecommunications and office supply expenses incurred in connection with sales activities; and

●	advertising and marketing expenses.

Selling expenses in 2024 were RMB208.6 million (US$28.6 million), representing a decrease of 16.6% from RMB250.2 million in 2023. The decrease was due to expenses savings from personnel optimization and decreased number of sales outlets, partially offset by the increase in the recognition of RMB10.9 million (US$1.5 million) share-based compensation expenses related to shares options granted to MDRT agents. We expect that our selling expenses will be in line with the sales volume of new policies in the coming year.

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

General and administrative expenses were RMB519.1 million (US$71.1 million) for 2024, representing a decrease of 14.5% from RMB606.9 million in 2023. The decrease was mainly due to cost savings from personnel optimization and decrease in the number of branches in 2024, partially offset by the increase in the recognition of RMB27.7 million (US$3.8 million) share-based compensation expenses related to shares options granted to certain executive and directors. We expect that our general and administrative expenses will decrease in absolute amount as a result of efficiency improvement and cost-savings brought by the Company’s digitization and technological investment.

Share-based compensation expenses

On August 12, 2022, our board of directors adopted a new share incentive plan under which we have reserved 161,143,768 ordinary shares for issuance, which was approximately 15% of our outstanding ordinary shares as of June 30, 2022. On February 20, 2024, our board of directors adopted another share incentive plan under which we have reserved 113,423,618 ordinary shares for issuance, which was approximately 10% of our outstanding ordinary shares as of December 31, 2023 (“2024 Share Incentive Plan”). Under the two share incentive plans, our board of directors has approved the grant of options to purchase an aggregate of 42.0 million Class A ordinary shares and the grant of restricted share units of 36.0 million Class A ordinary shares as of December 31, 2024. See Item 6. Directors, Senior Management and Employees — B. Compensation —Share Incentives” for more information of the share incentive plans and option grants.

Accordingly, we recognized share-based compensation expenses of MB17.1 million in 2023 and RMB38.6 million (US$5.3million) in 2024. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives.” We expect share-based compensation expenses to be a significant component of our operating expenses in the near future.

Impairment

Impairment loss reflected the expected adverse impact of the overall economic uncertainties in China, growth slowdown within the Chinese insurance market and our strategic business transition on our earnings in the next two to three years. We perform annual impairment analysis, and for the years ended December 31, 2022, 2023 and 2024, impairment losses on goodwill and intangible asset were nil, nil and RMB404.1 million (US$55.4 million), respectively.

Discussion of Certain Balance Sheet Items

The following table sets forth certain selected consolidated balance sheets data as of December 31, 2023 and 2024.

	As of December 31
	2023	2024
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data
ASSETS:
Short term investments	928,270	615,461	84,318
Other receivables, net	111,754	732,696	100,379
Other current assets, net	121,347	32,613	4,468
Contract assets, net of allowances	359,506	260,368	35,670
Contract assets - non-current, net of allowances	711,424	693,638	95,028
Investments in affiliates	—	1,004,683	137,641
Total assets	4,050,884	4,151,014	568,687
LIABILITIES AND EQUITY:
Short-term loans	164,300	134,976	18,492
Accrued commissions	155,558	128,314	17,579
Accrued commissions – non-current	401,385	387,540	53,093
Total liabilities	1,713,366	1,520,559	208,315
Total equity	2,337,518	2,630,455	360,372
Total liabilities and equity	4,050,884	4,151,014	568,687

Short-term investments

Short-term investments mainly consist of bank financial products, trust products and asset management plans. As compared with the balance as of December 31, 2023, short-term investments as of December 31, 2024 decreased by RMB312.8 million, mainly due to the maturity of short-term investment products in 2024 which was then lent to third parties and was recorded as an increase in other receivable as of December 31, 2024.

Other receivable, net

Other receivable mainly represented advances to staffs or entrepreneurial agents for daily business operations, rental deposits and advances to third parties. As compared with the balance as of December 31, 2023, other receivables as of December 31, 2024 increased by RMB620.9 million, mainly represented (i) term-loan (matures in June 2024 with extension) to Sichuan Tianyi Real Estate Development Co., Ltd. (“Sichuan Tianyi”) of RMB65.0 million and corresponding interest receivable RMB4.1 million as of December 31, 2024. The loan is guaranteed by the ultimate controlling owner of Sichuan Tianyi, whom is jointly liable, with interest rate of 6% per annum. This loan receivable is expected to be settled within one year; and (ii) term-loan (matures in June 2025) to an education company of RMB670.3   million as of December 31, 2024, with the interest rate of 5% per annum. This loan is expected to be settled within one year and recorded as current assets.

Other current assets, net

Other current assets represent prepayment to third parties. As compared with the balance as of December 31, 2023, other current assets as of December 31, 2024 decreased by RMB88.7 million, mainly due to a decrease in market value of an equity investment in Cheche Technology Inc. (“Cheche”) from RMB96.2 million as of December 31, 2023 to RMB13.7 million as of December 31, 2024.

Contract assets, net of allowances

Contract assets consist of (i) amount derived from estimated renewal commissions and (ii) initial commissions earned in relation to policies that are still in the hesitation period as of December 31, 2023 and 2024. The Company presents contract assets to be reclassified to accounts receivable within the next twelve months and after the next twelve months as current contract assets and non-current contract assets separately in the consolidated balance sheets as of December 31, 2023 and 2024, respectively. As compared with the balance as of December 31, 2023, the total balance of contract assets including both current and non-current portion as of December 31, 2023 decreased by RMB152.1 million, mainly due to the significant decrease in sales of new policies in 2024.

Investments in Affiliates

Investment in affiliates represents equity investments with significant influence by the right to nominate one board member in the investees. As of December 31, 2024, the balance of investment in affiliates mainly represents equity investment in BGM, which was acquired in exchange for the equity interest of RONS Technology and Xinbao Investment that were transferred to BGM.

Short-term loan

Short-term loan represented borrowings made by the Company’s subsidiaries from financial institutions in mainland China and were due within one year. The balance of short term loan as of December 31, 2024 decreased by RMB29.3 million as compared with the balance as of December 31, 2023, mainly due to decreased bank loan from a commercial bank in China in 2024 which bears an interest rate of 3.5% per annum.

Accrued commissions

Accrued commissions represented costs related to estimated renewal commissions. The Company presented estimated renewal commission costs to be paid within the next twelve months and after the next twelve months as current accrued commissions and non-current accrued commissions separately in the consolidated balance sheets as of December 31, 2023 and 2024, respectively. As of December 31, 2024, the balances of current and non-current accrued commissions collectively decreased by RMB41.1 million, as compared with the balances as of December 31, 2023. The increase was mainly due to a comprehensive impact of decreased estimated renewal commission cost for new policies sold during 2024 and cumulative catch-up adjustments to estimated variable commissions accrued as a result of declining constraint percentage applied on an ongoing basis.

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

The provision for current income taxes of the subsidiaries operating in Hong Kong SAR has been calculated by applying the current rate of taxation of 8.25% for the years ended December 31, 2023 and 2024. Payment of dividends is not subject to withholding tax in Hong Kong SAR.

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

Accordingly, Shenzhen Baowang E-commerce Co., Ltd., the wholly-owned subsidiary of one of our former VIEs, both of which have been transferred to BGM in December 2024, enjoyed a preferential tax rate of 20% with a 75% reduction on their annual taxable income from January 1, 2019 to December 31, 2023. Shenzhen Fanhua Training Co., Ltd. a subsidiary of our claims adjusting segment which was discontinued in January 2025 following the disposal, enjoy a preferential tax rate of 20% with 75% on their annual taxable income from January 1, 2019 to December 31, 2020, an 87.5% reduction on their annual taxable income from January 1, 2021 to December 31, 2022 and a 75% reduction on their annual taxable income for the fiscal year of 2023.

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

	2023	2023 to 2024 Percentage Change	2024
	RMB	%	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Income Data
Net revenues:
Agency	2,760,448	(51.8)	1,331,778	182,453
Life insurance business	2,593,803	(54.3)	1,186,462	162,545
Non-life insurance business	166,645	(12.8)	145,316	19,908
Claims adjusting	437,941	8.9	477,054	65,356
Total net revenues	3,198,389	(43.4)	1,808,832	247,809
Operating costs and expenses:
Agency	(2,422,386)	(33.1)	(1,619,793)	(221,911)
Claims adjusting	(418,589)	11.3	(465,777)	(63,811)
Other	(161,589)	(1.5)	(159,105)	(21,797)
Total operating costs and expenses	(3,002,564)	(25.2)	(2,244,675)	(307,519)
Income from operations
Insurance agency	338,062	N/A	(288,015)	(39,458)
Claims adjusting	19,352	(41.7)	11,277	1,545
Other	(161,589)	(1.5)	(159,105)	(21,797)
Income (Loss) from operations	195,825	N/A	(435,843)	(59,710)
Other income, net:
Gains (loss) from fair value change	102,867	N/A	(78,499)	(10,754)
Investment income related to the realized gain on available-for-sale investments	49,106	(13.9)	42,288	5,793
Interest income, net	5,690	118.3	12,423	1,702
Gains (Losses) from the disposal of subsidiaries	(2,904)	N/A	897,306	122,930
Others, net	(766)	N/A	(24,434)	(3,346)
Income from operations before income taxes and share of income and impairment of affiliates, net	349,818	18.1	413,241	56,615
Income tax expense	(59,402)	66.2	(98,715)	(13,524)
Share of income and impairment of affiliates, net	(1,317)	283.6	(5,052)	(692)
Net income	289,099	7.0	309,474	42,399
Less: Net income (loss) attributable to the noncontrolling interests	8,622	N/A	(145,486)	(19,931)
Net income attributable to the Company’s shareholders	280,477	62.2	454,960	62,330

We are currently operating under two reporting operating segments: (1) insurance agency, and (2) claims adjusting.

Year ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenues

Our total net revenues decreased by 43.4% from RMB3,198.3 million in 2023 to RMB1,808.8 million (US$247.8 million) in 2024.

Net revenues from insurance agency segment

Net revenues from our insurance agency segment consist of net revenues derived from our life insurance business and non-life insurance business.

●	Net revenues from our insurance agency segment decreased by 51.8% from RMB2,760.4 million in 2023 to RMB1,331.8 million (US$182.5 million) in 2024.

●

Net revenues from life insurance agency business consist of first year commissions, renewal commissions collected and renewal commissions recognized related to variable consideration estimates. Net revenues for the life insurance business decreased by 54.3% from RMB2,593.8 million in 2023 to RMB1,186.5 million (US$162.5 million) in 2024. The decreased was mainly due to (i) the decrease in commission rates paid by insurance companies and the decline in sales volume as a result of the implementation of the “Unified Commissions and Fees in Reporting and Underwriting” policy which imposed a commission cap in the broker and agency channel; (ii) a relatively high base from the sales spike prior to the downward adjustment of the life insurance pricing rate from 3.5% to 3.0% in 2023, (iii) approximately 20% of the life insurance revenue in 2023 was contributed by newly acquired entities, while there was no acquisition in 2024; and (iv) the decrease in renewal commission income as a result of the decreased average portfolio- based renewal commission rate, and to a lesser extent, due to changes in product mix.

In 2024, total life insurance GWP decreased by 3.4% year-over-year to RMB15,557.8 million, of which FYP decreased by 48.8% year-over-year to RMB1,791.9 million while renewal premiums increased by 9.0% year-over-year to RMB13,766.0 million. Net revenues generated from our life insurance business accounted for 73.6% of our total net revenues in 2024.

Revenues for the non-life insurance business were mainly derived from commissions generated for internet-based insurance products, including medical insurance, accident insurance, travel insurance and homeowner insurance products and to a lesser extent from commissions and services fees from the provision of insurance brokerage services for commercial line of insurance products Net revenues generated from the non-life insurance business accounted for 8.0% of our total net revenues in 2024.

●	Net revenues from our claims adjusting segment increased by 8.9% from RMB437.9 million in 2023 to RMB477.1 million (US$65.4 million) for 2024. The increase was mainly due to business recovery after the pandemic. Revenues generated from the claims adjusting business accounted for 26.4% of our total net revenues in 2024.

Operating Costs and Expenses

Operating costs and expenses decreased by 25.2% from RMB3,002.6 million in 2023 to RMB2,244.7 million (US$307.5 million) for 2024.

●	Operating costs and expenses for our insurance agency segment decreased by 33.1% from RMB2,422.4 million in 2023 to RMB1,619.8 million (US$221.9 million) in 2024, mainly due to the decrease in insurance revenue generated from the agency business, partially offset by impairment loss of RMB404.1million (US$55.4 million).

●	Operating costs and expenses for our claims adjusting segment increased by 11.3% from RMB418.6 million in 2023 to RMB465.8 million (US$63.8 million) in 2024, largely in line with the increase in revenue for the claims adjusting business.

Income from Operations

As a result of the foregoing factors, we recorded an operating loss of RMB435.8 million (US$59.7 million) for 2024, as compared to an operating income of RMB195.8 million for 2023.

●	Our agency insurance segment recorded an operating loss of RMB288.0 million (US$39.5 million) for 2024, as compared to an income from operation of RMB338.1 million in 2023. The operation loss in 2024 was primarily due to an impairment loss of RMB404.1 million(US$55.4 million) recognized on goodwill and intangible assets mainly arising from the acquisitions in 2023. Based on the underperformance of the agency business, where the actual revenue and operating income declined compared with projected results for the current period mainly due to the implementation of new regulatory rules, a slowdown in macroeconomic condition and a sustained decrease in stock prices, we determined that it was more likely than not that there were indications of impairment for the reporting unit of Agency Insurance. As such, we recognized goodwill and intangible assets impairment of RMB404.1million (US$55.4 million) during the year ended December 31, 2024.

●	Operations income for our claims adjusting segment decreased by 41.7% from RMB19.4 million in 2023 to RMB11.3 million (US$1.5 million) in 2024.

●	Other loss from operations represented operating loss incurred by the headquarters, which was not allocated to each business segment. Operating loss incurred by the headquarters decreased by 1.5% from RMB161.6 million in 2023 to RMB159.1 million (US$21.8 million) in 2024, mainly due to cost savings.

Other Income

Loss from fair value change. Loss from fair value change was RMB78.5million (US$10.8 million), primarily represents: (i) an unrealized holding loss of RMB82.5 million (US$11.3 million) in 2024, reflecting a change in the fair value of the Company’s equity interests holding in Cheche; in which we own approximately 3.2% of the equity interest, and (ii) an unrealized income of RMB4.4 million (US$0.6 million) representing a change in the fair value of the contingent consideration in regard to business combinations in the first quarter of 2024.

Investment income related to the realized gain on available-for-sale investments. Investment income recorded a decrease of 13.9% from RMB49.1 million to RMB42.3 for the corresponding period in 2024. The decrease reflects the periodic fluctuation in yields from short-term investments in financial products as it is recognized when the investment matures or is disposed of.

Gains from the disposal of subsidiaries. Gains from the disposal of subsidiaries for the year 2024 mainly represents gain from disposal of RONS Technology and Xinbao Investment and their subsidiaries in 2024.

Income Tax Expense

Our income tax expense increased by 66.2% from RMB59.4 million in 2023 to RMB98.7 million (US$13.5 million) in 2024, mainly due to the deferred tax income provided for the gain from disposal of RONS Technology and its subsidiaries in 2024. The effective tax rate for 2024 was 23.9% compared with 17.0% in 2023.

Net Income Attributable to the Non-controlling Interests

The net loss attributable to the non-controlling interests was RMB145.5 million (US$19.9 million) in 2024, as compared to the net income attributable to the non-controlling interests of RMB8.6 million in 2023, primarily due to an impairment loss of RMB119.1 million (US$16.3million) allocated to non-controlling interests of the newly acquired subsidiaries in 2023.

Net Income Attributable to the Company’s Shareholders

As a result of the foregoing factors, our net income attributable to our shareholders increased by 62.2% from RMB280.5 million in 2023 to RMB455.0 million (US$62.3 million) in 2024.

Foreign Currency

We have foreign currency bank deposits which are primarily denominated in U.S. dollars. The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB7.2807 per U.S. dollar in December 2024. The fluctuation of the exchange rate between the RMB and U.S. dollar and HK dollar resulted in a foreign currency translation gain of RMB1.7 million (US$0.2 million) in 2024, when we translated our financial assets from U.S. dollar and HK dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities. As of December 31, 2024, we had RMB192.1million (US$26.3 million) in cash and cash equivalents, and RMB615.5 million (US$84.3 million) in short-term investments. Our cash and cash equivalents consist of cash on hand and bank deposits and our short-term investments consisting of short-term, highly liquid investments that are readily convertible to known amounts of cash, and have an insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to fund dividend distribution, maintenance and development of our IT infrastructure, establishment of new branches and sales outlets, working capital requirements, automobiles and office equipment purchases, office renovation and rental deposits.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	101,787	142,852	19,570
Net cash used in investing activities	(234,308)	(436,590)	(59,812)
Net cash provided from (used in) financing activities	86,176	(64,389)	(8,821)
Net decrease in cash and cash equivalents and restricted cash	(46,345)	(358,127)	(49,063)
Cash and cash equivalents and restricted cash at the beginning of the year	648,211	602,004	82,474
Cash and cash equivalents and restricted cash at the end of the year	602,004	245,744	33,666

Operating Activities

Net cash generated from operating activities for the fiscal year ended December 31, 2024 was 142.9 million (US$19.6 million). This reflected the net income of RMB309.5 million (US$42.4 million), as adjusted for non-cash and non-operating items, primarily including (i) depreciation of expense of RMB12.5 million (US$1.7 million); (ii) amortization of intangible assets of RMB16.8 million (US$2.3 million); (iii) non-cash operating lease expense of RMB59.9 million (US$8.2 million); (iv) provision for allowance for credit losses on financial assets of RMB43.7 million (US$6.0 million), (v)share-based compensation expenses of RMB38.6million (US$5.3 million); (vi) impairment loss on goodwill and intangible assets of RMB404.1 million (US$55.4 million), reflecting the expected adverse impact of the overall economic uncertainties in China, growth slowdown within the Chinese insurance market and our strategic business transition on our earnings in the next two to three years; (vii) change in fair value of equity investments of RMB82.6 million (US$11.3 million) and (viii) net gain on disposal of RONS Technology and its subsidiaries in 2024 amounted RMB897.3 million (US$122.9 million). The significant changes in such non-cash and non-operating items were primarily due to amortization of intangible assets and impairment loss on goodwill and intangible assets due to the acquisitions in 2023, offset by the significant disposal gain from RONS Technology and its subsidiaries. Operating cash flows were negatively affected by a RMB32.6 million net change in our operating assets and liabilities, primarily from the effects of (i) an increases of other receivables of RMB272.4 million   (US$37.3 million), (ii) a decrease of RMB135.7 million (US$18.6 million) in accounts payable, and (iii) a decrease of RMB55.7 million (US$7.6 million) in lease liability; offsetting by (i) an increase of other payables and accrued expenses of RMB310.5 million (US$42.5 million), and (ii) a decrease of RMB116.9 million (US$16.0 million) in contract assets.

Net cash generated from operating activities amounted to RMB101.8million (US$14.3 million) for the year ended December 31, 2023, primarily attributable to (i) a net income of RMB289.1 million (US$40.7 million), (ii) adjustments of depreciation expense of RMB16.2 million (US$2.3 million), non-cash operating lease expense of RMB69.7 million (US$9.8 million), provision for allowance for credit losses on financial assets of RMB24.6 million (US$3.5 million),share-based compensation expenses of RMB17.1million (US$2.4 million), share of income of affiliates, net of impairment of RMB1.3 million (US$0.2 million) and investment income of RMB17.0 million (US$2.4 million), change in fair value of equity investments of RMB96.2 million (US$13.6 million), fair value gain on contingent considerations, net of RMB6.7 million(US$ 0.9 million) which were non-cash items and, (iii) increases of contract assets of RMB327.4 million (US$46.1 million), and accrued commissions of RMB364.0 million (US$51.3 million), offset by decrease of other current asset of RMB8.6 million (US$1.2 million), other receivables of RMB9.0 million (US$1.3 million), accounts payable of RMB362.1 million (US$51.0 million), insurance premium payables of RMB1.6 million (US$0.2 million) related to non-life business contributed by channel vendors of Baowang, other payables and accrued expenses of RMB2.1million (US$0.3 million), accrued payroll of RMB8.8 million (US$1.2 million),income taxes payable of RMB29.9 million (US$4.2million), other tax liability of RMB2.3 million (US$0.3 million) and lease liability of RMB68.3 million (US$9.6 million).

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 was RMB436.6 million (US$59.8 million), primarily attributable to cash used to purchase short-term investment products of RMB1,847.5 million (US$253.1 million), cash lent to third parties of RMB824.8 million(US$113.0 million), purchase of property, plant and equipment of RMB8.5 million (US$1.2 million) and disposal of subsidiaries, net of cash disposed of RMB50.4 million(US$6.9 million), offset by proceeds from the disposal of short-term investments of RMB2,150.4 million (US$294.6 million) that matured and repayment of loan receivables from a third party of RMB141.0 million(US$19.3 million).

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

Financing Activities

Net cash used in financing activities was RMB64.4 million (US$8.8 million) for the year ended December 31, 2024, attributable to proceeds from bank borrowings of RMB135.0 million(US$18.5 million), partially offset by repayment of bank and other borrowings of RMB164.3 million  (US$22.5 million), dividend distributed to noncontrolling interest of RMB29.5 million(US$4.0 million) and repurchase of ordinary shares from open market of RMB5.7 million(US$0.8 million).

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

Material cash requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and tax liabilities.

We incurred capital expenditures of RMB77.7 million, RMB13.0 million and RMB8.5 million (US$1.2 million) for the years ended December 31, 2022, 2023 and 2024, respectively. Our capital expenditures have been used primarily to construct our IT infrastructure and online platforms, and to purchase automobiles and office equipment for newly-established sales outlets. We estimate that our cash commitments including our cash requirements will increase substantially in the following two or three years as we pursue selective acquisitions of quality assets in combination of stock payments and cash to accelerate the expansion of our open platform and diversify our revenue streams and we increase investments to enhance the professional skills of our existing sales force through training and digital empowerment, maintain our IT infrastructure and digital platforms and enhance digital operation capabilities. We anticipate funding our future capital expenditures primarily with net cash flows from financing and operating activities.

Our operating lease obligations consist of undiscounted minimum lease payment included in the measurement of operating lease liabilities under the lease agreements for our office premises. Our leasing expense was RMB98.8 million, RMB82.6 million and RMB72.3 million (US$9.9 million) in 2022, 2023 and 2024, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

We had uncertain tax liabilities of RMB29.6 million (US$4.1 million) for 2024. As we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, such liabilities are excluded from the contractual obligations discussed above. Other than the contractual obligations and commercial commitments discussed above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2024.

As of December 31, 2023 and 2024, total outstanding of balance short-term loans amounted to RMB164.3 million and RMB135.0 million (US$18.5 million), respectively, which consisted of RMB denominated borrowings made by the Company’s subsidiaries from financial institutions in mainland China and were repayable within one year.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. As a result, as of December 31, 2024, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily in China through our subsidiaries in China. We also conducted a small portion of operations through our former consolidated VIEs, Xinbao Investment, Fanhua RONS Technologies and their affiliates in China until December 27, 2024 when we completed the disposal of Xinbao Investment and Fanhua RONS Technologies and their affiliates to BGM. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and fomer consolidated VIEs in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and before the Foreign Investment Law becomes effective on January 1, 2020, our wholly-owned subsidiaries had to set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of EIT on dividends derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividends distributed by such foreign-invested enterprises. As of December 31, 2024, our restricted net asset was RMB1,495.4 million (US$204.9 million). This amount is composed of the registered equity of our PRC subsidiaries and the statutory reserves described above. Our ability to pay dividends primarily depends upon dividends paid by our subsidiaries. As of December 31, 2024, we had aggregate undistributed earnings of approximately RMB1,448.2 million (US$198.4 million) that were available for distribution. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Along with the accumulation of historical renewal data and experiences, we re-evaluate the appropriateness of the constraint applied on an on-going basis and adjust the constraint accordingly when we observe more evidence that would suggest that the long-term expectation underlying the assumptions has changed. Accordingly, the constraint applied to existing business’s total estimated renewal commissions we expect to receive for all sold long-term life insurance products decreased from 51% as of December 31, 2023 to 42% as of December 31, 2024.  Considering the difference in historical product matrix and portfolio of renewal data, we apply different constraints in estimating the renewal commission revenues to its existing business and the newly acquired entities. Accordingly, the constraints applied to Zhongrong’s and Zhongji’s total estimated renewal commissions we expect to receive for all sold long-term life insurance products decreased from 12% and 35%, respectively, as of December 31, 2023 to 5% and 23%, respectively, as of December 31, 2024.

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

Recent Accounting Pronouncements

See Item 18 of Part III, “Financial Statements—Note 2—Summary of Significant Accounting Policies—(ab) Recently accounting pronouncements issued not yet adopted” and “Financial Statements—Note 2—Summary of Significant Accounting Policies— Recently accounting pronouncements issued not yet adopted.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hang Suong Nguyen	40	Chairwoman of the Board of Directors
Wei Chen	55	Chief Executive Officer and Vice-Chairwoman of the Board of Directors
Huaguang Huang	44	Chief Financial Officer
Jiaxing Shi	34	Independent Director of the Board of Directors
Changfu Li	41	Independent Director of the Board of Directors
Jianyun Ye	38	Independent Director of the Board of Directors

Ms. Hang Suong Nguyen has been our Chairwoman since September 2024. Since June 2023, Ms. Hang Suong Nguyen has served as the Vice President of Wealth Will Limited, overseeing operational strategies and driving the company’s capital deployment and growth in multiple emerging markets. Prior to that, from late 2018 until May 2023, she held the position of Sales Director at Trustwell Far East Pte. Ltd., where she was responsible for formulating and executing sales strategies, managing the sales team, analyzing market demands, maintaining customer relationships, and expanding business channels, making significant contributions to the company’s cross-border business. She obtained her Bachelor’s degree in International Business from Vietnam National University in 2008 and her Master’s degree in Business Administration from Hanoi University of Science and Technology in 2009.

Ms. Wei Chen has been our Chief Executive Officer and Vice Chairwoman since January 2025. She has been appointed as an ‘Entrepreneur Mentor of Shenzhen’ by the Shenzhen government since 2017. In this capacity, she has successively served as a senior strategic advisor to several high-tech enterprises and publicly-listed companies, including Jiangsu Juxin Integrated Circuit Technology Co., Ltd., Chipsea Technologies, Jakob Semiconductor (Shenzhen) Co Ltd., Shenzhen Kuaijin Data Technology Services Co Ltd., Quanxin Electronics Technology (Shenzhen) Co., Ltd., and Shenzhen Baifu Future Biotech Co., Ltd. She founded Shenzhen Okelan Technology Co., Ltd., a company specializing in in R&D, manufacturing, and sales of wireless communication chips, in September 2006 and has served as its Chairwoman until December 2017, leading it from its startup stage through multiple financing rounds. From June 2013 to September 2018, she has held the positions of Secretary-General and Executive President of the Shenzhen Association of Technology Experts, building extensive experience and connections in Shenzhen’s high-tech and finance sectors. From March 2005 to August 2006, Ms. Chen served as Assistant to the Chairman and Director of Marketing at Guangzhou Kangwei Group, where she was actively involved in major projects and negotiations for international brand authorizations with renowned brands. Ms. Chen graduated from the Business & Finance School of Sheffield Hallam University in the UK with a Master degree in International Marketing.

Mr. Huaguang Huang has been our chief financial officer since January 2025. From June 2022 to January 2025, Mr. Huang served as the Finance Manager at Shenzhen Hiao Electronic Technology Co., Ltd, where he has built a financial empowerment distribution system. From September 2019 to March 2022, he was the Finance Director at Jimi IoT, where he advanced the informatization of production, sales, and research as well as IPO internal control compliance. From 2015 to 2019, he was the Finance Director at Zhonglan Interconnection Technology, where he established a business-finance integration platform and completed multiple rounds of financing. From November 2010 to February 2015,,he was the Deputy Finance Director at Hanpu Electronic Technology Development, where he promoted a lean management accounting system. From September 2003 to July 2010, he was the Finance Manager at Shenzhen Jiaqiao Communications, where he participated in the entire process from private placement to IPO. Mr. Huang holds the title of Intermediate Accountant and bachelor’s degree in Accounting from Jiangsu University of Science and Technology.

Ms. Jiaxing Shi has been our independent director since September 2024. Ms. Jiaxing Shi has served as the Investment Operations Manager at YD Network Technology Co Ltd. since March 2024, overseeing the company’s investment strategy, and financial due diligence to optimize long-term returns. Prior to this role, she served as senior audit professionals at UHY LLP and Marcum LLP from 2022 to 2024. Prior to that, she served as senior manager position in financial reporting and investor relations role at Aurora Mobile Ltd. (Nasdaq: JG) from 2018 to 2022. She received an MBA Degree in Financial Management from Goldey-Beacom College in 2018 and a Master Degree in Accounting from St. John’s University in 2015. She received Bachelor’s Degree in Inner Mongolia University of Finance and Economics in 2013..

Mr. Changfu Li has been our independent director since September 2024. Mr. Changfu Li has over a decade of experience in senior management, with a focus on strategic operations and cost management across various industries. Mr. Li has served as a consulting advisor at Beijing Shanying Legal Consulting Co., Ltd since November 2023. Prior to this, he served as a procurement supervisor at Shanghai Sanqing Industrial Development Co., Ltd. in June 2010, where he managed procurement operations and contributed to sales strategy planning. And later he was promoted to Vice President of Administration and Purchasing Manager at the company’s Guangzhou branch in March 2020. Before that, from 2006 to 2010, Mr. Li held the position of procurement associate at Zhejiang Shalangsi Craft Co., Ltd. Mr. Li earned his bachelor’s degree in International Economics and Trade from Yanbian University in 2006.

Mr. Jianyun Ye has been our independent director since January 2025. Mr. Ye has served as the General Manager of the Product and Marketing Department at Shenzhen Qianhai Caihou Fund Sales Co., Ltd. since August 2018. In this role, he is responsible for the distribution of financial products, customer acquisition and maintenance, and product analysis and review. Before this role, Jianyun Ye worked as a financial advisor at Shenzhen Zhongke Innovation Financial Holdings Group Co., Ltd. as a team leader at a direct branch of Shenzhen Jinan Wealth Management Co., Ltd. and as a partner at Shenzhen Ronghui Tianxia Asset Management Co., Ltd. During these positions, he accumulated extensive capabilities in high-net-worth client development, team management, private fund incubation, and relationship maintenance with partner institutions. Jianyun Ye began his career at Guosen Securities, where he served as a client manager and gained experience in securities market analysis, customer service, and channel development. Mr. Ye holds securities and fund professional qualification certificates and graduated from the University of Wales with a Master’s degree in Business Administration and obtained a Bachelor’s degree with Honors in Computer Science from the University of Greenwich.

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

B. Compensation

In 2024, the aggregate cash compensation, including reimbursement of expenses, to our executive officers which include executive directors was approximately RMB6.2 million (US$0.9 million), and the aggregate cash compensation to our non-executive directors was approximately RMB1.4 million (US$0.2 million). We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our executive officers and directors except for statutory social security payment.

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

Simultaneously, our board of directors approved the grant of options to purchase an aggregate of 4,000,000 ordinary shares to former independent directors pursuant to the 2022 Share Incentive Plan (the “2022 Option 1”). The exercise price of these options is US$0.2305 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market one day prior to the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). The options are scheduled to vest over a four-year period starting from August 31, 2023, subject to their continued service with us. Upon resignation of these independent directors in January 2024 and in September 2024, respectively, options granted to such independent directors to purchased 4,000,000 ordinary shares were immediately exercisable and vested. As of March 31, 2025, options to purchase 4,000,000 ordinary shares related to 2022 Option 1 were outstanding.

On February 6, 2023, our board of directors approved the grant options to purchase an aggregate of 13,680,000 ordinary shares to certain top agents who have met the requirements for Million Dollar Round Table Membership, pursuant to the 2022 Share Incentive Plan (the “2022 Option 2”). The exercise price of these options is US$0.05 per ordinary share. The options are scheduled to vest over a two-year period starting from March 31, 2024, subject to the achievement of certain key performance indicators by the option holders and their continued service with us. As of March 31, 2025, options to purchase 8,788,580 ordinary shares related to 2022 Option 2 were outstanding.

On August 16, 2023, our board of directors approved the grant of restricted share units of 10,739,800 ordinary shares (“RSUs 1”) to one of our former executive officer. The RSUs are scheduled to vest over a five-year period starting from June 30, 2024, subject to his continued service with us. On July 15, 2024, our board of directors approved the grant of an additional RSUs of 5,364,000 ordinary shares (“RSUs 2”) to him. The RSUs are scheduled to vest over a two-year period starting from July 15, 2024, subject to his continued service with us. Upon resignation of this former executive officer in September 2024, the RSUs granted to him to purchase 16,000,000 ordinary shares were immediately exercisable and vested and the remaining RSUs to purchase 103,800 ordinary shares were forfeited. As of March 31, 2025, options to purchase 16,000,000 ordinary shares related to 2022 Option 1 were vested and outstanding.

2023 Share Incentive Plan

On February 20, 2024, our board of directors adopted a share incentive plan under which we have reserved 113,423,618 Class A ordinary shares for issuance, which was approximately 10% of our outstanding ordinary shares as of December 31, 2023 (“2023 Share Incentive Plan”).

Pursuant to 2022 Share Incentive Plan and 2023 Share Incentive Plan, option grants and restricted share unit grants were approved by our board of directors as follows:

On April 16, 2024, share options were granted to certain “MDRT” Agents to purchase an aggregate of 18,088,000 Class A ordinary shares with an exercise price of US$0.11809 per ordinary share, with an exercise price of US$0.05 per class A ordinary share (“2024 Option 1”). The options are scheduled to vest over a two-year period starting from the date of grant, with 50% and the remaining 50% of the options being vested on March 31, 2025 and March 31, 2026, respectively, subject to the achievement of certain key performance indicators by the option holders and their continued service with us. As of March 31, 2025, options to purchase 16,370,000 Class A ordinary shares related to 2024 Option 1 were outstanding.

On June 25, 2024, share options were granted to certain sales team leaders to purchase an aggregate of 4,930,000 Class A ordinary shares (“2024 Option 2”). The exercise price of these options is US$0.05 per class A ordinary share. The options are scheduled to vest over a two-year period starting from March 31, 2025, subject to the achievement of certain key performance indicators by the option holders and their continued service with us. As of March 31, 2025, options to purchase 1,880,000 ordinary shares related to 2024 Option 2 were outstanding.

On various dates from April 16, 2024, share options were granted to certain new agents to purchase an aggregate of 3,400,000 Class A ordinary shares (“2024 Option 3”). The exercise price of these options is US$0.05 per class A ordinary share. The options are scheduled to vest over a two-year period starting from the date of grant, with 50% and the remaining 50% of the options being vested on March 31, 2025 and March 31, 2026, respectively, subject to the achievement of certain key performance indicators by the option holders and their continued service with us.   As of March 31, 2025, options to purchase 640,000 ordinary shares related to 2024 Option 3 were outstanding.

On July 2, 2024, our board of directors authorized the issuance of share options to purchase up to 138,000,000 class A ordinary shares of the Company, to 15 management team members of the Company’s major subsidiaries (“2024 Option 4”). The exercise price of these options is US$0.096 per class A ordinary share. To facilitate the exercise of the share options, we provided these option holders a loan at an interest rate of 3% per annum. In July 2024, 2024 Option 4 were fully exercised through cash payment. As of December 31, 2024, all of the shares exercised under 2024 Option 4 have been repurchased by the Company at a price of US$0.096 per class A ordinary share and subsequently the loan for the option exercise has been repaid in full.

On November 18, 2024, our board of directors approved the grant of restricted share units of 20,000,000 Class A ordinary shares (“RSUs 3”) to Ms. Hang Suong Nguyen, our chairperson. The RSUs are scheduled to vest over a three-year period starting from   starting from the date of grant, with 30%, 30% and 40% to vest on grant date of each of the years starting from 2025 to 2027, respectively, subject to her continued service with us. As of March 31, 2025, all of the RSUs 3 are outstanding.

On February 14, 2025, our board of directors approved the grant of restricted share units of an aggregate of 200,000,000 Class A ordinary shares (“RSUs 4”) to certain former officers and employees as compensation for termination of employment relationship with them. Such RSUs are exercisable and vested from 1 March, 2025.

The following paragraphs describe the principal terms of the 2022 Share Incentive Plan and 2023 Share Incentive Plan as currently in effect.

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

Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2022 and 2024 Share Incentive Plans. Amendments to the 2022 and 2023 Share Incentive Plans are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2022 and 2024 Share Incentive Plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2022 and 2024 Share Incentive Plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2022 and 2023 Share Incentive Plan.

As of March 31, 2025, options to purchase 27,678,580 Class A ordinary shares of the Company were outstanding and 236,000,000 RSUs in Class A ordinary shares have been issued and outstanding.

HPH’s Share Option Grants

On February 2, 2024, share options were granted to certain employees of the Company and top agents to purchase 5,799,925 ADSs of HPH as a supplement of salary and benefit packages. Pursuant to the share incentive program, the exercise price of these options is US$0.001 per HPH’s ADS. The options are scheduled to vest over a one-year period starting from March 1, 2025, subject to the achievement of certain key performance indicators by the option holders and their continued service with the Company. All are failed to meet the performance and are forfeited during the year of 2024. As of March 31, 2025, no options to purchase HPH’s ADSs were outstanding.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. Under our currently effective amended and restated memorandum and articles of association, a director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third-party. The directors may receive such remuneration as our board of directors may determine from time to time. There is no age limit requirement for directors.

The Board conducts self-assessment of its performance annually in compliance with corporate governance requirements, which encompasses the directors’ involvement in business operations, the effectiveness of board oversight, board composition, board culture, management of major issues, and processes of board operation.

In compliance with Rule 5605 of the Nasdaq Listing Rules, a majority of our directors and all of the committee members of our board of directors are independent directors. During 2024, our board of directors met in person or passed resolutions by unanimous written consent 12 times. In addition, our independent directors held executive sessions without the presence of non-independent directors or members of management twice during 2024. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee, the corporate governance and nominating committee and financial reporting and disclosure committee and have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Jiaxing Shi (chairwoman), Jianyun Ye and Changfu Li, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2024, our audit committee held meetings or passed resolutions by unanimous written consent three times.

Compensation Committee. Our compensation committee consists of Changfu Li (chairman), Jiaxing Shi and Jianyun Ye, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2024, our compensation committee held meetings or passed resolutions by unanimous written consent three times.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Jianyun Ye (chairman), Jiaxing Shi and Changfu Li, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2024, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent three times.

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

D. Employees

Employees, Sales Agents and Training

We had 4,664 and 4,707 employees as of December 31, 2023 and 2024, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees by function as of December 31, 2024:

	Number of Employees	% of Total
Management	503	10.7
Administrative staff	1,415	30.1
Financial and accounting staff	170	3.6
Professional claims adjustors	2,455	52.1
Information technology staff	164	3.5
Total	4,707	100.0

The following table sets forth the number of our employees by gender as of December 31, 2024:

	Female	Male
Management	240	418
Other staff	1,359	2,690
Total	1,599	3,108

The following table sets forth the number of our employees by age as of December 31, 2024:

	Persons	% of Total
< 30 years old	1,593	33.8
30-50 years old	2,895	61.5
> 50 years old	219	4.7
Total	4,707	100.0

As of December 31, 2023 and 2024, we had 87,851 and 58,398 registered sales agents, respectively. We have contractual relationships with these sales agents. Our insurance advisors are our employees and are compensated by both base salaries and commissions. We primarily distribute life insurance policies with a periodic premium payment schedule. For the sale of each of such life insurance policy, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance companies for the sale and renewal of that policy, generally up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period. For the sale of each life insurance policy with a single premium payment schedule or non-life policy, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from insurance companies for the sale of that policy.

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

We need employees well-equipped with professional knowledge to support our frontline sales agents and provide our clients with best quality of services. To maximize their performance and professional growth, we provide ample training opportunities through our well-established training platform e-learning system and “Insurance Academy” available through FA App. Various courses were delivered by a large team of internal lecturers which include the Group’s senior management, department heads and senior employees with deep experience in various areas of our operations and external courses to acquaint them with our business and unleash their potential. To maintain training standards, we evaluate our lecturers and present awards for outstanding performance on an annual basis.

E. Share Ownership

We currently do not have specific stock ownership requirements for our CEO and other members of our management. The following table sets forth information with respect to the beneficial ownership of our shares, as of March 31, 2025, by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our shares.

As of March 31, 2025, there were 2,158,105,604 ordinary shares outstanding, comprising of 1,158,105,604 Class A ordinary shares excluding treasury shares and reserved shares and 1,000,000,000 Class B ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficially Ownership (of total Class A Ordinary Shares and Class B Ordinary Shares)	% of Aggregate Voting Power
Directors and Executive Officers**:
Hang Suong Nguyen	*	*	*	*
Wei Chen	*	*	*	*
Huaguang Huang	*	*	*	*
Jiaxing Shi	*	*	*	*
Changfu Li	*	*	*	*
Jianyun Ye	*	*	*	*
All Directors and Executive Officers as a Group	*	*	*	*

Principal Shareholders:
Highest Performances Holdings Inc.(1)	591,600,788	510,000,000	51.0%	51.0%
Infinew Limited(2)	100,000	490,000,000	22.7%	48.4%

*	Less than 1% of our total outstanding ordinary shares.

†	Except for our independent directors, the business address of our directors and executive officers is c/o 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China.

(1)	Percentage of beneficial ownership of each director and executive officer and principal shareholder is based on 2,158,105,604 ordinary shares outstanding, comprising of 1,158,105,604 Class A ordinary shares and 1,000,000,000 Class B ordinary shares as of March 31, 2025. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each director and executive officer and principal shareholder by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

(2)	Represents 591,600,788 Class A ordinary shares of the Company and 510,000,000 Class B ordinary shares of the Company directly held by Highest Performances Holdings Inc. (Nasdaq: HPH). The principal business and office address of Highest Performances Holdings Inc. is 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu, Sichuan Province, People’s Republic of China.

(3)	Represents 100,000 Class A ordinary shares of the Company and 490,000,000 Class B ordinary shares of the Company directly held by Infinew Limited. Infinew Limited is wholly-owned by Katherine Wang. The principal business and office address of Infinew Limited is Room 5031, 5/F, Yau Lee Center, No. 45 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong SAR.

As of March 31, 2025, J.P. Morgan Chase Bank, N.A., or J.P. Morgan, the depositary for our ADS program, is our only record holder in the United States, holding approximately 30.2% of our total outstanding ordinary shares, excluding shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and shares repurchased but not yet cancelled. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

(ii) In order to diversify our services and product offerings, we provided referral services of publicly-raised and privately-raised fund products provided by HPH’s business partners. When our clients have needs for fund products, we referred HPH’s financial advisors to them and HPH’s financial advisors will be responsible for providing product information and handling purchasing procedures. In 2023, we incurred RMB0.9 million referral service fee from HPH and the balance of account receivable as of December 31, 2024 was RMB0.2 million.

(iv) On March 7, 2022, we entered into an agreement with Puyi Consulting, pursuant to which Puyi Consulting provided training services and customer salon support services to our agents. In 2024, we incurred RMB0.5 million services expenses to Puyi Consulting and the balance of other payable as of December 31, 2024 was nil.

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Regulatory Proceedings

We are currently not a party to any material litigation or legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business. In addition, the CBIRC may make inquiries and conduct examinations concerning our compliance with PRC laws and regulations from time to time. These administrative proceedings have resulted in administrative sanctions, including fines of RMB0.3 million in aggregate in 2024, which were not material to us. While we cannot predict the outcome of any pending or future examination, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries and service fees from our former consolidated VIEs in China or share premium to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries and our former consolidated VIEs in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries and former consolidated VIEs in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, there are still uncertainties under the new PRC EIT law and the related regulations regarding whether the dividends we receive from our PRC subsidiaries or dividends paid to our shareholders will be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A. Offer and Listing Details

See “—C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing 20 ordinary shares, are listed on the Nasdaq Global Select Market under the symbol “AIFU.” From October 31, 2007 until December 6, 2016, our ticker symbol was “CISG.” From December 6, 2016 until October 23, our ticker symbol was “FANH.” From October 31, 2007 until January 1, 2009, our ADSs were listed on the Nasdaq Global Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as adopted by our shareholders by special resolution at the extraordinary general meeting held on October 31, 2024, as well as the Cayman Companies Act insofar as they relate to the material terms of our ordinary shares.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

Ordinary Shares

General. Our authorized share capital is US$10,000,000 divided into 10,000,000,000 Ordinary Shares, comprising of (i) 8,000,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each and 2,000,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividend Rights. The holders of our Class A ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Each Class B ordinary shares confers upon the holder no right to any share in any dividend or distribution paid by the Company.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. On a show of hands, each shareholder present in person or by proxy (or, for a corporation or other non-natural person, present by its duly authorized representative or proxy) at a general meeting shall have one vote and on a poll, shall have one vote for each Class A ordinary share registered in his name in the register of members of our company and one hundred (100) votes for each Class B ordinary share registered in his or her name in the Register, on any and all matters subject to a vote at such meeting. Voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of the meeting or by any one or more shareholders together holding not less than ten percent of our paid-up voting share capital, present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders holding in aggregate not less than one-third of all our issued voting share capital present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. We may, but are not obliged, to hold an annual general meeting of shareholders. General meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than one-third of our voting share capital as at the date of deposit of the requisition. Advance notice of at least 14 calendar days is required for the convening of our annual general meeting and other shareholders’ meetings.

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

Transfer of Shares. Subject to the restrictions of our articles of association, as applicable, any of our Class A ordinary shareholders may transfer all or any of his or her Class A ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board. No Class B ordinary share may be sold, transferred, assigned, pledged, or otherwise disposed of, or used as collateral for loans or any obligations.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share, at the option of the holder, subject to approval by no less than two-thirds of the board of directors or by written resolutions of all the directors. In no event shall Class A ordinary shares be convertible into Class B ordinary shares under any circumstances. Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares under the following circumstances: (i) if the holder is an employee, upon the termination of their employment (howsoever arising) with the Company; (ii) if the holder is a Director, upon their resignation or removal from the board of directors; and (iii) if the holder is a wholly-owned company (“Owned Company”) of a director, senior Management, or an existing shareholder, upon the individual ceasing to wholly own the Owned Company.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of Class A ordinary shares may be distributed among the holders of the Class A ordinary shares as determined by the liquidator, subject to sanction of an ordinary resolution of our company. Each Class B ordinary share confers upon the holder no right to any share in the distribution of the surplus assets of the Company upon liquidation or otherwise,

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the provisions of the Companies Act and our articles of association, we may issue shares on terms that they are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as our board of directors may determine before the issue of such shares. We also may purchase our own shares (including any redeemable shares) in such manner and on such other terms as determined by the board of directors in their sole discretion and agreed with the relevant shareholder, in accordance with our articles of association. The manner of purchase specified in our articles of association, which cover purchases of shares listed on an internationally recognized stock exchange and shares not so listed, is in accordance with Section 37(2) of the Companies Act or any modification or reenactment thereof for the time being in force. In addition, our company may accept the surrender of any fully paid share for no consideration. Pursuant to the Companies Act, upon the repurchase, redemption or surrender of shares, the board of directors can determine whether or not to cancel those shares or hold them as treasury shares pending cancellation, transfer or sale. The company must obtain authorization to hold such shares as treasury shares either in accordance with the procedures set out in the company’s articles of association or (if there are none) by a board resolution before being repurchased, redeemed or surrendered in accordance with the usual rules and articles. The Company may, at its option, redeem all or any of the Class B ordinary shares held by any person at any time, at such price, and in such manner as may be determined by the board of directors, in accordance with our articles of association.

Variations of Rights of Shares. If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, subject to our articles of association, be varied or abrogated with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2024, however there can be no assurance to this regard. We believe we were also a PFIC for taxable years ended December 31, 2022, December 31, 2023, December 31, 2017 and taxable years prior to 2017. In addition, we believe that it is likely that one or more of our subsidiaries were also PFICs for such years.

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

If we are a PFIC for any taxable year (as we believe we were for taxable years ended December 31, 2024, December 31, 2023, December 31, 2022, December 31, 2017 and taxable years prior to 2017) during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC (as we believe we did in 2018) and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such an election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year (as we believe we were for taxable years ended December 31, 2024, December 31, 2023, 2022, and 2017 and prior years) during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

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

If we are a PFIC for any taxable year (as we believe we were for our taxable years ended December 31, 2024, December 31, 2023, December 31, 2022, December 31, 2017 and prior years) during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries that are corporations (or other corporations in which we own equity interests) is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, “a lower-tier PFIC”) for purposes of the application of these rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.

If we are a PFIC for any taxable year (as we believe we were for our taxable years ended December 31, 2024, December 31, 2023, December 31, 2022, December 31, 2017 and prior years) during which you hold our ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock” (as defined below). If you make a mark-to-market election for our ADSs or ordinary shares, you will include in gross income for each taxable year that we are a PFIC (including our taxable year ended December 31, 2024) an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed below under “Item. 10 Additional Information—E. Taxation—United States Federal Income Taxation—Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower capital gains rate applicable to qualified dividend income generally would not apply.

The mark-to-market election is available only for “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election will be available to you for each taxable year for which we are a PFIC (including our taxable year ended December 31, 2024), but no assurances are given in this regard.

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

Because a mark-to-market election cannot be made for any lower tier PFICs that we may own, if we were a PFIC for any taxable year (as we believe we were for taxable years ended December 31, 2024, December 31, 2023, December 31, 2022, December 31, 2017 and prior years), a United States Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

A United States Holder that holds our ADSs or ordinary shares in any taxable year in which we are a PFIC (as we believe we were for taxable years ended December 31, 2024, December 31, 2023, December 31, 2022, December 31, 2017 and prior years) will be required to file an annual report containing such information as the United States Treasury Department may require. You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in 2024 on your investment in our ADSs or ordinary shares, as well as the application of the PFIC rules to your investment in our ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

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

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year. As discussed above under “––Passive Foreign Investment Company,” we believe that we were a PFIC for our taxable year ended December 31, 2024.

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

In accordance with Rule 5250(d) of the Nasdaq Listing Rules, we will post this annual report on Form 20-F on our website at https://ir.aifugroup.com/financial-information/sec-filings. In addition, we will provide electronic or hard copies of our annual report free of charge to shareholders and ADS holders upon request.

I. Subsidiary Information

For a list of our subsidiaries as of March 31, 2025, see Exhibit 8.1 to this annual report.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$2.4 million and HK dollar-denominated financial assets amounting to HK$12.1 million as of December 31, 2024. A 10% appreciation of the RMB against the U.S. dollar and HK dollar would have resulted in a decrease of RMB2.9 million (US$0.4 million) in the value of our U.S. dollar-denominated and HK dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

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

Direct Payments

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with the program. For the years ended December 31, 2023 and 2024, the depositary reimbursed nil and US$0.5 million, respectively. For the years ended December 31, 2024, 30% of the depositary reimbursement has been deducted as withholding income tax, respectively. The amounts the depositary reimbursed are not perforce related to the fees collected by the depositary from ADR holders.

We have instructed JPMorgan to terminate the deposit agreement, dated as of November 16, 2022 (the “Deposit Agreement”), among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs evidencing ADSs issued thereunder, to be effective on or around May 6, 2025.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.–D. Material Modifications to the Rights of Security Holders

On October 31, 2024, we held an extraordinary general meeting and (i) varied and amended our authorized share capital by (a) re-designating 8,000,000,000 authorized ordinary shares (including all ordinary shares which were then issued and outstanding) as Class A ordinary shares; and (b) re-designating 2,000,000,000 authorized ordinary shares (none of which was then issued and outstanding) as Class B ordinary shares, and (ii) adopted an amended and restated memorandum and articles of association, among other things. As a result of the foregoing, the authorized share capital is US$10,000,000 divided into (i) 8,000,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each and (ii) 2,000,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each. Each holder of our Class A ordinary shares is entitled to one vote per share, and each holder of our Class B ordinary shares is entitled to 100 votes per share on all matters subject to vote at a general meeting of us.

On December 30, 2024, we entered into a share subscription agreement with each of HPH and Infinew (“Infinew”), pursuant to which we agreed to issue to HPH 510,000,000 Class B ordinary shares and to Infinew 490,000,000 Class B ordinary shares, at a price of US$0.001 per share, for a total consideration of US$510,000 and US$490,000, respectively. The issuance of the Class B ordinary shares was completed on January 2, 2025.

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders.

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

Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2024 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2024, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Enrome LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of AIFU Inc. (formerly known as “AIX Inc.” and “Fanhua Inc.”)

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of AIFU Inc. (formerly known as “AIX Inc.” and “Fanhua Inc.”) (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2024, of the Group and our report dated April 25, 2025, expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to the translation of Renminbi amounts into United States dollars amounts on those financial statements.

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

/s/ Enrome LLP

Singapore

April 25, 2025

We have served as the Group’s auditor since 2025.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Jiaxing Shi, an independent director (under the standards set forth in Rule 5605 of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our investor relations website at https://ir.aifugroup.com/corporate-governance

Item 16C. Principal Accountant Fees and Services

On January 23, 2025 we engaged Enrome LLP (PCAOB No.6907) (“Enrome”) as our independent registered public accounting firm, and dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”). See also “Item 16F. Change in Registrant’s Certifying Accountant.” The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte and Enrome for the periods indicated.

	For the Year Ended December 31,
	2023	2024
	(US$ in thousands)
Audit fees(1):
–Deloitte Touche Tohmatsu Certified Public Accountants LLP	1,700.0	843.0
–Enrome LLP	-	700.0
Total fees	1700.0	1,543.0

(1)	“Audit fees” meant the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of quarterly financial statements included in our reports on Form 6-K, services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

(i) On December 20, 2022, our board of directors announced a share repurchase program which authorized us to repurchase up to US$20 million of the Company’s American depositary shares (“ADS”) from time to time. As of December 31, 2024 we had repurchased an aggregate of 726,616 ADSs (representing 14,532,320 Class A ordinary shares) of the Company, at an average price of approximately US$7.4066 per ADS for a total amount of approximately US$5.4 million under this share repurchase program.

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

(ii) On December 27, 2023, certain of our shareholders entered into share exchange agreements with HPH, pursuant to which such shareholders agreed to exchange an aggregate of 568,226,628 ordinary shares of AIFU beneficially owned by them for an aggregate of 284,113,314 newly issued ordinary shares of HPH. The exchange ratio for the transactions is 2 ordinary shares of AIFU for every HPH ordinary share. Upon completion of the transactions on December 31, 2023, HPH becomes our largest shareholder, owning approximately 50.1% of AIFU’s equity interests.

(iii) On December 30, 2024, we entered into share subscription agreements separately with each of HPH and Infinew Limited (“Infinew”), pursuant to which the Company agreed to issue to HPH and Infinew 510,000,000 Class B ordinary shares and 490,000,000 Class B ordinary shares (the “Subscription Shares”, each “a Subscription Share”), respectively, at a price of US$0.001 per Subscription Share, for a total consideration of US$510,000 and US$490,000, respectively. The issuance of the Subscription Shares (“Issuance”) have been completed on January 2, 2025. Following the Issuance, HPH beneficially owns 591,600,788 Class A ordinary shares and 510,000,000 Class B ordinary shares of AIFU, representing 51.67% of the total issued and outstanding ordinary shares of the Company, and 51.01% of the aggregate voting power of the Company while Infinew beneficially owns 100,000 Class A ordinary shares and 490,000,000 Class B ordinary shares of AIFU, representing 22.99% of the total issued and outstanding ordinary shares of the Company and 48.45% of the aggregate voting power of the Company.

(iv) On July 2, 2024, 2024 our board of directors authorized the issuance of share options to purchase up to 138,000,000 ordinary shares of the Company to certain managers (“2024 Option 4”). The exercise price of 2024 Option 4 is US$0.096 per ordinary share. In July 2024, 2024 Option 4 were fully exercised through cash payment. As of December 31, 2024, all of the shares exercised under 2024 Option 4 have been repurchased by the Company at a price of US$0.096 per ordinary shares.

There were no other purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, by any affiliated purchaser.

Item 16F. Change in Registrant’s Certifying Accountant

On January 23, 2025, we engaged Enrome as our independent registered public accounting firm, and dismissed Deloitte. The change of our independent registered public accounting firm had been approved by our board and the audit committee of our board, and the decision was not made due to any disagreements between us and Deloitte.

The reports of Deloitte on our consolidated financial statements for the fiscal years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the two most recent fiscal years ended December 31, 2023 and the subsequent interim period through January 23, 2025, there have been no (i) disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided Deloitte with a copy of the Form 6-K filed with the Commission on January 23, 2025 which includes the disclosures hereunder and required under Item 16F of Form 20-F and requested from Deloitte a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated January 23, 2025 is attached as Exhibit 15.5 in our annual report on Form 20-F filed with the Commission on April 25, 2025.

During the two most recent fiscal years ended December 31, 2023 and the subsequent interim period prior to engaging Enrome, neither we nor anyone on our behalf has consulted with Enrome on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Enrome concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

Item 16G. Corporate Governance

Nasdaq Stock Market Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We followed home country practice with respect to annual meetings and did not hold an annual meeting of shareholders from 2009 to 2015 and from 2017 to 2024. However, we held extraordinary general meetings on December 6, 2016, October 31, 2024, April 17, 2025, respectively and obtained requisite shareholders’ approval on various matters including change of Company’s name, share consolidation, share capital increase.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policies is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Our management is committed to cybersecurity risk management. The head of our information technology department, who leads a dedicated cybersecurity team, is responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents related to HPH’s legacy IT system. He has over 18 years of experiences in in application, infrastructure, development, security and governance. He reports to our chief executive officer and provides timely and routine updates to the audit committee on any material cybersecurity incidents.

Upon the identification of a cybersecurity incident, the head of our information technology department will organize an incident response team. The incident response team coordinates with internal and external IT personnel and advisors, and internal and external counsel, as appropriate, to minimize the threat of damage resulting from a cybersecurity incident.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of AIFU Inc. and its subsidiaries and former consolidated VIEs are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our report on Form 6-K furnished to the Commission on October 31, 2024)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts, as amended and restated (incorporated by reference to Exhibit 99.(a) of our F-6 registration statement (File No. 333-146765), filed with the Commission on November 28, 2017
2.4*	Description of Securities
4.1	2007 Share Incentive Plan (as amended and restated effective December 18, 2008) (incorporated by reference to Exhibit 99.3 of our report on Form 6-K furnished to the Commission on December 22, 2008)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.3	Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F filed with the Commission on May 15, 2009)
4.5	2022 Share Incentive Plan (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F filed with the Commission on April 25, 2023)
4.6	2023 Share Incentive Plan (incorporated by reference to Exhibit 99.1 of our registration statement on Form S-8 filed with the Commission on March 12, 2024)
4.7	Share Repurchase Agreement dated December 22, 2023 between Fanhua Inc. and Puyi Inc.(incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F filed with the Commission on April 29, 2024)
4.8	English translation of Share Transfer Agreement between Beijing Fanlian Investment Co., Ltd. and Chengdu Puyi Bohui Information Technology Co., Ltd., dated December 22, 2023 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F filed with the Commission on April 29, 2024)
4.9	Transaction Agreement dated as of November 27, 2024, entered and made among BGM Group Ltd, CISG Holding Ltd, Patriton Limited, GM Management Company Limited, DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd., RONS Intelligent Technology (Beijing) Co., Ltd., Shenzhen Xinbao Investment Management Co., Ltd., Fanhua RONS Insurance Sales & Service Co., Ltd. and Shenzhen Baowang E-commerce Co., Ltd. (incorporated by reference to Exhibit 99.2 of our Form 6-K filed with the Commission on November 29, 2024)
4.10	Share Subscription Agreement made between AIX Inc. and Highest Performances Holdings Inc. (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Commission on January 2, 2025)
4.11	Share Subscription Agreement made between AIX Inc. and Infinew Limited (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Commission on January 2, 2025)

8.1*	Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
11.2*	Insider Trading Policy
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Hai Run Law Firm
15.3*	Consent of Enrome LLP
15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.5	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission, dated January 23, 2025 (incorporated by reference to Exhibit 16.1 of our Form 6-K filed with the Commission on January 23, 2025)
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F filed with the Commission on April 29, 2024)
101*	Financial information from Registrant for the year ended December 31, 2024 formatted in Inline eXtensible Business Reporting Language (iXBRL):
(i) Consolidated Balance Sheets as of December 31, 2023 and 2024;
(ii) Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2022, 2023 and 2024;
(iii) Consolidated Statements of Shareholder’s Equity for the Years Ended December 31, 2022, 2023 and 2024;
(iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2023 and 2024;
(v) Notes to Consolidated Financial Statements; and Schedule 1 — Condensed Financial Information of AIFU Inc.
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

AIFU Inc.

	By:	/s/ Wei Chen
		Name:	Wei Chen
		Title:	Chief Executive Officer

Date: April 25, 2025

AIFU INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of AIFU Inc. (formally known as “AIX Inc.” and “Fanhua Inc.”)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of AIFU Inc. (formally known as “AIX Inc.” and “Fanhua Inc.”) (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows, for the year ended December 31, 2024, and the related notes and schedule I (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2025, expressed an unqualified opinion on the Group’s internal control over financial reporting.

Convenience Translation

Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(u) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside of People’s Republic of China.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition: Estimate of variable renewal commissions for long-term life insurance products and impact on revenue recognized — Refer to Note 2(q) to the financial statements

Critical Audit Matter Description

The agency revenues recognized for the life insurance business include estimated variable renewal commissions for long-term life insurance products. As described in Note 2(q) to its consolidated financial statements, the Group uses the expected value method and considers constraints as well to estimate variable renewal commissions, which are contingent on future renewals of initial policies or achievement of certain performance targets. Given the material uncertainty around the future renewal of the insurance policies, the estimated renewal commissions expected to be collected are recognized as revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Critical Audit Matters (Continued)

Revenue recognition: Estimate of variable renewal commissions for long-term life insurance products and impact on revenue recognized — Refer to Note 2(q) to the financial statements (Continued)

Auditing management’s determination of estimated variable renewal commissions was complex and highly judgmental due to the complexity of the models used and the subjectivity required by the Group to estimate the amount for future renewals of policies, calculate the amount of commission revenue that is probable of not being reversed, and determine the timing and amount of any revenue adjustment that results from changes in the estimates of previously recorded estimated renewal commissions. The Group utilizes statistical methodologies to estimate renewal rate(s), which is a key driver when estimating the amount of future renewals of policies. To determine the constraint to be applied to estimated renewal commissions, the Group evaluates historical experiences and data and applies judgment. For the ongoing evaluation of assumptions, the Group also analyzes whether circumstances have changed and considers any known or potential modifications to the inputs into estimated renewal commissions model and the factors that can impact the amount of renewal commissions expected to be collected in future periods such as commission rates, insurance products composition, renewal terms of insurance products and changes in relevant laws and regulations. The judgment and assumptions are continuously re-evaluated and adjusted as needed along with the accumulation of historical experiences and data when new information becomes available.

Given the significant judgment required to determine the amount of estimated variable renewal commissions, performing audit procedures to evaluate the reasonableness of management’s assessment required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of the reasonableness of the Group’s estimate of variable renewal commissions for long-term life insurance products discussed above included the following, among others:

●	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Group’s process to estimate variable renewal commissions for long-term life insurance products.

●	We evaluated of the appropriateness of the methodology, including the determination of portfolio of contracts, and assumptions used by management to estimate variable renewal commissions by benchmarking the methods and assumptions against general market practice within the insurance industry.

●	We tested the completeness and accuracy of the underlying data that served as the basis for our substantial analytical procedures.

●	We developed a range of independent estimates and comparing those to the renewal rate selected by management for evaluating the reasonableness of management’s assumptions.

●	We performed substantive analytical procedures by developing an independent expectation for comparison to the Group’s estimate applying our own methods as well as assumptions with the Group’s data, and evaluation of significant unexpected differences, if any.

●	We performed retrospective review to compare the actual realized renewal commissions with the estimated value that has been recognized as revenues.

/s/ Enrome LLP

Singapore, Singapore

April 25, 2025

We have served as the Group’s auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of AIFU Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of AIFU Inc. (formerly known as “AIX Inc.” and “Fanhua Inc.”) and its subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes and schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

April 29, 2024

We have served as the Company’s auditor since 2021. In 2024, we became the predecessor auditor.

AIFU INC.

Consolidated Balance Sheets
(In thousands, except for shares and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(u)
ASSETS:
Current assets:
Cash and cash equivalents	521,538	192,117	26,320
Restricted cash (including restricted cash of the former consolidated VIEs and VIEs’ subsidiaries that can only be used to settle obligations of the VIEs of RMB14,942 and nil as of December 31, 2023 and 2024, respectively)	53,238	35,539	4,868
Short term investments (including investments measured at fair value of RMB925,678 and RMB615,461 as of December 31, 2023 and 2024, respectively)	928,270	615,461	84,318
Accounts receivable, net of allowances of RMB15,650 and RMB12,254 as of December 31, 2023 and 2024, respectively	279,912	170,901	23,414
Contract assets, net of allowances of RMB36 and nil as of December 31, 2023 and 2024, respectively	359,506	260,368	35,670
Other receivables, net	111,754	732,696	100,379
Other current assets, net	121,347	32,613	4,468
Total current assets	2,375,565	2,039,695	279,437

Non-current assets:
Restricted bank deposit – non-current (including restricted cash of the former consolidated VIEs and VIEs’ subsidiaries that can only be used to settle obligations of the VIEs of RMB9,107 and nil as of December 31, 2023 and 2024, respectively)	27,228	18,088	2,478
Contract assets - non-current, net of allowances of RMB98 and nil as of December 31, 2023 and 2024, respectively	711,424	693,638	95,028
Property, plant, and equipment, net	91,659	78,317	10,729
Intangible assets, net	58,316	—	—
Goodwill, net	374,149	—	—
Deferred tax assets	40,735	9,976	1,367
Investments in affiliates	—	1,004,683	137,641
Other non-current assets	235,752	231,735	31,748
Right-of-use assets	136,056	74,882	10,259
Total non-current assets	1,675,319	2,111,319	289,250
Total assets	4,050,884	4,151,014	568,687

AIFU INC.

Consolidated Balance Sheets—(Continued)
(In thousands, except for shares and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(u)
LIABILITIES AND EQUITY:
Current liabilities:
Short-term loans	164,300	134,976	18,492
Accounts payable (including accounts payable of the former consolidated VIEs and former VIEs’ subsidiaries without recourse to the Company of RMB2,020 as of December 31, 2023)	251,249	113,265	15,517
Accrued commissions (including accrued commissions of the former consolidated VIEs and former VIEs’ subsidiaries without recourse to the Company of RMB RMB471 as of December 31, 2023)	155,558	128,314	17,579
Insurance premium payables (including insurance premium payables of the former consolidated VIEs and former VIEs’ subsidiaries without recourse to the Company of RMB14,817 as of December 31, 2023)	14,943	312	43
Other payables and accrued expenses (including other payables and accrued expenses of the former consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB3,864 as of December 31, 2023)	185,999	269,529	36,925
Accrued payroll (including accrued payroll of the former consolidated VIEs and former VIEs’ subsidiaries without recourse to the Company of RMB8,173 as of December 31, 2023)	94,305	61,013	8,359
Income taxes payable (including income taxes payable of the former consolidated VIEs and former VIEs’ subsidiaries without recourse to the Company of RMB7,416 as of December 31, 2023)	100,260	73,429	10,060
Current operating lease liabilities (including current operating lease liabilities of the former consolidated VIEs and former VIEs’ subsidiaries without recourse to the Company of RMB3,236 as of December 31, 2023)	57,164	36,038	4,936
Total current liabilities	1,023,778	816,876	111,911

AIFU INC.

Consolidated Balance Sheets—(Continued)

(In thousands, except for shares and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(u)
Non-current liabilities:
Accrued commissions – non-current (including accrued commissions of the former consolidated VIEs and former VIEs’ subsidiaries without recourse to the Company of RMB1,579 as of December 31, 2023)	401,385	387,540	53,093
Other tax liabilities (including other tax liability of the former consolidated VIEs and former VIEs’ subsidiaries without recourse to the Company of RMB22,184 as of December 31, 2023)	34,368	29,624	4,058
Deferred tax liabilities (including deferred tax liability of the former consolidated VIEs and former VIEs’ subsidiaries without recourse to the Company of RMB4,118 as of December 31, 2023)	149,151	217,673	29,821
Non-current operating lease liabilities (including non-current operating lease liabilities of the former consolidated VIEs and former VIEs’ subsidiaries without recourse to the Company of nil as of December 31, 2023)	71,311	35,472	4,860
Other non-current liabilities (including other non-current liability of the former consolidated VIEs and former VIEs’ subsidiaries without recourse to the Company of RMB552 as of December 31, 2023)	33,373	33,374	4,572
Total non-current liabilities	689,588	703,683	96,404
Total liabilities	1,713,366	1,520,559	208,315
Commitments and contingencies
Shareholders’ Equity:
Class A Ordinary shares (US$0.001 par value; 8,000,000,000 shares authorized, 1,158,913,224 shares issued and 1,134,236,184 shares outstanding as of December 31, 2023; 8,000,000,000 shares authorized, 1,159,323,224 shares issued and 1,132,091,984 shares outstanding as of December 31, 2024)*	8,675	8,678	1,190
Class B Ordinary shares (US$0.001 par value; 2,000,000,000 shares authorized, no shares issued and outstanding as of December 31, 2023 and 2024, respectively)*	—	—	—
Treasury stock	(178)	(197)	(27)
Additional paid-in capital	162,721	192,760	26,408
Statutory reserves	608,376	593,691	81,335
Retained earnings	1,319,605	1,789,250	245,126
Accumulated other comprehensive loss	(27,936)	(37,666)	(5,160)
Total AIFU INC. shareholders’ equity	2,071,263	2,546,516	348,872
Noncontrolling interests	266,255	83,939	11,500
Total shareholders’ equity	2,337,518	2,630,455	360,372
Total liabilities and shareholders’ equity	4,050,884	4,151,014	568,687

*	Retrospectively restated for a dual-class structure with effective date of October 31, 2024

The accompanying notes are an integral part of the consolidated financial statements.

AIFU INC.

Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(u)
Net revenues:
Agency	2,376,851	2,760,448	1,331,778	182,453
Life insurance business	2,237,312	2,593,803	1,186,462	162,545
Non-Life insurance business	139,539	166,645	145,316	19,908
Claims adjusting	404,763	437,941	477,054	65,356
Total net revenues	2,781,614	3,198,389	1,808,832	247,809
Operating costs and expenses:
Agency	(1,527,572)	(1,868,672)	(799,781)	(109,569)
Life insurance business	(1,436,606)	(1,749,475)	(693,065)	(94,950)
Non-Life insurance business	(90,966)	(119,197)	(106,716)	(14,619)
Claims adjusting	(268,031)	(276,744)	(313,085)	(42,893)
Total operating costs	(1,795,603)	(2,145,416)	(1,112,866)	(152,462)
Selling expenses	(272,706)	(250,223)	(208,583)	(28,576)
General and administrative expenses	(544,630)	(606,925)	(519,105)	(71,117)
Impairment loss	—	—	(404,121)	(55,364)
Total operating costs and expenses	(2,612,939)	(3,002,564)	(2,244,675)	(307,519)
Income (Loss) from operations	168,675	195,825	(435,843)	(59,710)
Other income, net:
Gains (Losses) from fair value change	—	102,867	(78,499)	(10,754)
Investment income related to the realized gain on available-for-sale investments	17,809	49,106	42,288	5,793
Gains (Losses) from the disposal of subsidiaries	-	(2,904)	897,306	122,930
Interest income, net	13,674	5,690	12,423	1,702
Others, net	(3,823)	(766)	(24,434)	(3,346)
Income before income taxes, share of income and impairment of affiliates, net	196,335	349,818	413,241	56,615
Income tax expense	(41,016)	(59,402)	(98,715)	(13,524)
Share of income of affiliates, net of impairment	(69,596)	(1,317)	(5,052)	(692)
Net income	85,723	289,099	309,474	42,399
Less: net (loss) income attributable to the noncontrolling interests	(14,549)	8,622	(145,486)	(19,931)
Net income attributable to the Company’s shareholders	100,272	280,477	454,960	62,330

AIFU INC.

Consolidated Statements of Income and Comprehensive Income—(Continued)
(In thousands, except for shares and per share data)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(u)
Net income per share:
Basic	0.09	0.26	0.43	0.06
Diluted:	0.09	0.26	0.42	0.06

Shares used in calculating net income per share:

Basic:	1,074,196,310	1,074,372,067	1,066,694,178	1,066,694,178
Diluted	1,074,457,821	1,076,740,198	1,070,548,464	1,070,548,464

Net income	85,723	289,099	309,474	42,399
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	3,728	2,249	1,688	231
Unrealized net (loss) gains on available-for-sale investments	(1,919)	2,458	(11,418)	(1,564)
Share of other comprehensive gain of affiliates	4,688	—	—	—
Total comprehensive income	92,220	293,806	299,744	41,066
Less: Comprehensive (loss) income attributable to the noncontrolling interests	(14,549)	8,622	(145,486)	(19,931)
Comprehensive income attributable to the Company’s shareholders	106,769	285,184	445,230	60,997

The accompanying notes are an integral part of the consolidated financial statements.

AIFU INC.

Consolidated Statements of Changes in Shareholders’ Equity
(In thousands, except for shares and per share data)

	Share Capital of Class A Ordinary share		Additional	Treasury Stock				Accumulated Other		Total
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	Retained Earnings	Comprehensive Loss	Noncontrolling Interests	Shareholders’ Equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	1,073,891,784	8,089	—	—	—	557,221	1,311,715	(39,140)	122,477	1,960,362
Net income (loss)	—	—	—	—	—	—	100,272	—	(14,549)	85,723
Foreign currency translation	—	—	—	—	—	—	—	3,728	—	3,728
Exercise of share options	400,000	2	—	—	—	—	—	—	—	2
Repurchase of ordinary shares from open market	—	—	—	1,449,300	(10)	—	(3,974)	—	—	(3,984)
Share-based compensation	—	—	461	—	—	—	—	—	—	461
Provision for statutory reserves	—	—	—	—	—	2,299	(2,299)	—	—	—
Cash dividend	—	—	—	—	—	—	(52,069)	—	—	(52,069)
Pro rata distribution of equity method investee’s shares to shareholders (Note 9)	—	—	—	—	—	—	(265,661)	—	—	(265,661)
Unrealized net loss on available-for-sale investments	—	—	—	—	—	—	—	(1,919)	—	(1,919)
Share of other comprehensive gain of affiliates	—	—	—	—	—	—	—	4,688	—	4,688
Balance as of December 31, 2022	1,074,291,784	8,091	461	1,449,300	(10)	559,520	1,087,984	(32,643)	107,928	1,731,331

AIFU INC.

Consolidated Statements of Changes in Shareholders’ Equity—(Continued)
(In thousands, except for shares and per share data)

	Share Capital of Class A Ordinary share		Additional	Treasury Stock				Accumulated Other		Total
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	Retained Earnings	Comprehensive Loss	Noncontrolling Interests	Shareholders’ Equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Net income	—	—	—	—	—	—	280,477	—	8,622	289,099
Foreign currency translation	—	—	—	—	—	—	—	2,249	—	2,249
Ordinary shares issued for business combinations (Note 3)	84,621,440	584	208,906	—	—	—	—	—	169,771	379,261
Repurchase of ordinary shares from open market	—	—	(28,968)	10,528,820	(75)	—	—	—	—	(29,043)
Repurchase of ordinary shares from certain selling shareholder (Note 17)	—	—	(8,720)	3,591,780	(25)	—	—	—	—	(8,745)
Ordinary shares received upon disposal of a newly acquired subsidiary (Note 3 and Note 17)	—	—	(24,452)	9,107,140	(68)	—	—	—	(21,557)	(46,077)
Share-based compensation	—	—	17,095	—	—	—	—	—	—	17,095
Provision for statutory reserves	—	—	—	—	—	48,856	(48,856)	—	—	—
Unrealized net gain on available-for-sale investments	—	—	—	—	—	—	—	2,458	—	2,458
Acquisition of non-controlling interests of a subsidiary	—	—	(1,601)	—	—	—	—	—	1,491	(110)
Balance as of December 31, 2023	1,158,913,224	8,675	162,721	24,677,040	(178)	608,376	1,319,605	(27,936)	266,255	2,337,518

AIFU INC.

Consolidated Statements of Changes in Shareholders’ Equity—(Continued)
(In thousands, except for shares and per share data)

	Share Capital of Class A Ordinary share		Additional	Treasury Stock				Accumulated Other		Total
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	Retained Earnings	Comprehensive Loss	Noncontrolling Interests	Shareholders’ Equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Net income	—	—	—	—	—	—	454,960	—	(145,486)	309,474
Foreign currency translation	—	—	—	—	—	—	—	1,688	—	1,688
Exercise of share options	210,000	2	74		—	—	—	—	—	76
Repurchase of ordinary shares from open market	—	—	(5,716)	2,554,200	(19)	—	—	—	—	(5,735)
Disposal of a subsidiary	—	—	(3,000)	—	—	(17,073)	17,073	—	(7,330)	(10,330)
Fair value changes	—	—	—	—	—	—	—	(11,418)	—	(11,418)
Share-based compensation	—	—	38,589	—	—	—	—	—	—	38,589
Provision for statutory reserves	—	—	—	—	—	2,388	(2,388)	—		-
Distribution of dividend	—	—	—	—	—	—	—	—	(29,500)	(29,500)
Issuance of Class A ordinary shares	200,000	1	92	—	—	—	—	—	—	93
Balance as of December 31, 2024	1,159,323,224	8,678	192,760	27,231,240	(197)	593,691	1,789,250	(37,666)	83,939	2,630,455
Balance as of December 31, 2024 in US$ (Note 2(u))	1,159,323,224	1,190	26,408	27,231,240	(27)	81,335	245,126	(5,160)	11,500	360,372

The accompanying notes are an integral part of the consolidated financial statements.

AIFU INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(u)
Cash flows from operating activities:
Net income	85,723	289,099	309,474	42,399
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation expense	19,473	16,192	12,516	1,715
Amortization of intangible assets	—	17,858	16,791	2,300
Non-cash operating lease expense	90,419	69,689	59,918	8,209
Provision for allowance for credit losses on financial assets	30,701	24,647	43,650	5,980
Share-based compensation expenses	461	17,095	38,589	5,287
Loss on disposal of property, plant and equipment	2,825	1,311	224	31
Property, plant and equipment written off	—	—	4,180	572
Change in fair value of equity investments	—	(96,217)	82,588	11,315
Change in fair value of contingent consideration	—	(6,650)	(4,088)	(560)
Investment income	(10,963)	(17,047)	(5,351)	(733)
Net loss (gain) on disposal of subsidiaries	—	2,904	(897,306)	(122,930)
Share of loss of affiliates, net of impairment	69,596	1,317	10,252	1,405
Deferred taxes	27,845	14,544	111,498	15,275
Interest accrued for other receivables	(3,353)	(3,537)	(11,638)	(1,594)
Impairment of goodwill and intangible assets	—	—	404,121	55,364
Changes in operating assets and liabilities:
Accounts receivable	(1,491)	196,422	76,783	10,519
Contract assets	(204,249)	(327,419)	116,924	16,019
Insurance premium receivables	—	(16)	—	—
Other receivables	37,262	9,034	(272,392)	(37,317)
Other current assets	8,623	8,576	4,881	669
Other non-current assets	(51)	(4,933)	2,696	369
Accounts payable	22,099	(362,066)	(135,671)	(18,587)
Accrued commissions	127,643	364,026	(13,844)	(1,896)
Insurance premium payables	(7,375)	(1,637)	(7,596)	(1,041)
Other payables and accrued expenses	(16,264)	(2,115)	310,476	42,534
Accrued payroll	(15,771)	(8,799)	(30,299)	(4,151)
Income taxes payable	(262)	(29,947)	(24,071)	(3,298)
Lease liabilities	(88,573)	(68,265)	(55,709)	(7,633)
Other tax liabilities	(36,566)	(2,279)	(4,744)	(652)
Net cash generated from operating activities	137,752	101,787	142,852	19,570
Cash flows from investing activities:
Purchase of short-term investments	(2,550,300)	(4,399,910)	(1,847,474)	(253,103)
Proceeds from disposal of short-term investments	3,239,556	4,226,001	2,150,410	294,605
Purchase of long-term investments	—	(135,462)	—	—
Purchase of property, plant and equipment	(77,746)	(12,996)	(8,450)	(1,158)

AIFU INC.

Consolidated Statements of Cash Flows—(Continued)

(In thousands)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(u)
Proceeds from disposal of property and equipment	3,799	3,047	3,117	427
Cash paid out for loan receivables from third parties	(205,800)	(160,000)	(824,800)	(112,996)
Cash received for loan receivables from third parties	24,500	229,000	141,000	19,317
Prepayment for purchase of short-term investments	(540,000)	—	—	—
Payment for business acquisitions, net of cash acquired	(21,571)	18,452	—	—
Proceeds as guarantee deposits from certain shareholders in business combinations	—	33,373	—	—
Payment as guarantee deposits to certain shareholders in business combinations	—	(33,373)	—	—
Disposal of subsidiaries, net of cash disposed			(50,393)	(6,904)
Others	—	(2,440)	—	—
Net cash used in investing activities	(127,562)	(234,308)	(436,590)	(59,812)
Cash flows from financing activities:
Proceeds from bank borrowings	35,679	182,301	134,976	18,492
Proceeds of issuance of ordinary shares	—	—	93	13
Repayment of bank borrowings and other borrowings	—	(62,789)	(164,300)	(22,509)
Dividend paid	(52,069)	—	—	—
Dividend distributed to noncontrolling interest	—	—	(29,500)	(4,041)
Capital contribution from non-controlling interests	—	7,330	—	—
Repurchase of ordinary shares from open market	(3,984)	(40,556)	(5,735)	(786)
Others	3	(110)	77	10
Net cash (used in) generated from financing activities	(20,371)	86,176	(64,389)	(8,821)
Net decrease in cash and cash equivalents, and restricted cash	(10,181)	(46,345)	(358,127)	(49,063)
Cash and cash equivalents and restricted cash at beginning of year	656,522	648,211	602,004	82,474
Effect of exchange rate changes on cash and cash equivalents	1,870	138	1,867	255
Cash and cash equivalents and restricted cash at the end of the year	648,211	602,004	245,744	33,666
Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents at the end of the year	567,525	521,538	192,117	26,320
Restricted cash at the end of the year	80,686	80,466	53,627	7,346
Total of cash and cash equivalents and restricted cash at the end of the year	648,211	602,004	245,744	33,666
Supplemental disclosure of cash flow information:
Income taxes paid	47,029	76,879	12,601	1,726
Interests paid	—	8,750	3,326	456
Supplemental disclosure of non-cash investing activities:
Right-of-use assets obtained in exchange for lease obligations, net of decrease of right-of-use assets for early terminations	4,462	57,233	(1,872)	(256)
Acquisition of subsidiaries through issuing ordinary shares	—	(203,657)	—	—
Supplemental disclosure of non-cash financing activities:
Equity shares received as consideration of disposal of subsidiaries (Note3)	—	—	1,000,000	140,000
Dividend distribution in equity method investee’s shares	265,661	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(1) Organization and Description of Business

AIFU Inc. (the “Company”) (formally known as “AIX Inc.“and “Fanhua Inc.”) was incorporated in the Cayman Islands on April 10, 2007 and listed on the Nasdaq on October 31, 2007. On October 31, 2024, the Company changed its name from Fanhua Inc. to AIX Inc. On April 17, 2025, the Company changed its name from AIX Inc. to AIFU Inc. The Company, its subsidiaries and the former consolidated variable interest entities (the “former VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in the provision of agency services in the People’s Republic of China (the “PRC”). It also offered insurance claims adjusting services until January 2025.

On December 27, 2024, the Group transferred all of our interests in Fanhua RONs (Beijing) Technology Co., Ltd. (“Fanhua RONS Technologies”) and Shenzhen Xinbao Investment Co., Ltd. (“Xinbao Investment”) and its subsidiaries (the “former VIEs”) to BGM Group Ltd. (“BGM”) in exchange for BGM’s Class A ordinary shares. Prior to the transaction, the Group performed a series of restructuring to transfer equity interest of Fanhua RONS Technologies and Xinbao Investment to a newly incorporated wholly owned subsidiary through contractual arrangements. The historical contractual arrangements among (x) the Group’s wholly-owned PRC subsidiary Fanhua Group Company and Fanlian Investment, (y) the former consolidated VIEs, and (z) the individual nominee shareholders of the consolidated VIEs (the “Contractual Arrangements”) were terminated at the date of closing the transaction with BGM. Since then the Group owned no VIEs subsidiaries.

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

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company, all its subsidiaries and those VIEs of which the Company is the primary beneficiary from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Before December 27, 2024, in order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates certain of its businesses which are subject to restrictions in the PRC through PRC domestic companies, whose equity interests are held by certain individuals (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders. Management concluded that these PRC domestic companies are former consolidated VIEs of the Group, of which the Group is the primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. See Note 12 for details.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires the management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. The Group evaluates estimates, including those related to the amounts of variable considerations of revenue contracts with respect to long-term life insurance products, the allowance for credit losses of accounts receivable, contract assets and other receivables, fair values of identifiable assets acquired, liabilities assumed and consideration transferred in business combinations, share-based payments and certain debt and equity investments, the useful lives of intangible assets and property, plant and equipment, impairment of long-lived assets, goodwill, and other long-term equity investments, and deferred tax valuation allowance among others. The Group, based their estimates on historical experience and various other factors, believed to be reasonable under the circumstances, that the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments, which have original maturities of three months or less, and that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates.

In its capacity as an insurance agent, the Group collects premiums from the insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in the consolidated balance sheets, “premiums” are receivables from the insureds of RMB14,986 and RMB131 as of December 31, 2023 and 2024, respectively. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term and reports such amounts as restricted cash in the consolidated balance sheets. Also, restricted cash balance includes the entrustment deposit received from the members of eHuzhu, an online mutual aid platform operated by the Group, which is to be used during the one-year operating cycle and is therefore classified as a current asset. The balance for entrustment deposit was RMB38,252 and RMB35,408 as of December 31, 2023 and 2024, respectively. Further, restricted cash balance includes guarantee deposit required by the National Financial Regulatory Administration which replaces the China Banking and Insurance Regulatory Commission as the regulatory body since May 2023 in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations. Thus, the Group classified the balance for guarantee deposit as a non-current asset. The balance for guarantee was RMB27,228 and RMB18,088 as of December 31, 2023 and 2024, respectively.

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

AIFU INC.

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

The Group evaluates each individual available-for-sale debt securities periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of income and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity. As of December 31, 2024, there were no investments held by the Group that had been in continuous unrealized loss position.

No impairment loss on short term investments was identified for years ended December 31, 2022, 2023 and 2024, respectively.

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

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(e)	Accounts Receivable and Contract Assets (Continued)

Accounts receivable and contract assets, net is analyzed as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable	295,562	183,155
Contract assets (See Note 2(q))	1,071,064	954,006
Allowance for expected credit losses	(15,784)	(12,254)
Accounts receivable and contract assets, net	1,350,842	1,124,907

The following table summarizes the movement of the Group’s allowance for expected credit losses of accounts receivable and contract assets:

	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	28,025	15,361	15,784
Current period provision for (reversal of) expected credit losses	(1,378)	4,036	1,394
Write-offs	(11,286)	(3,613)	(4,924)
Balance at the end of the year	15,361	15,784	12,254

(f)	Property, Plant and Equipment, net

Property, plant and equipment are stated at cost. Depreciation are calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

	Estimated useful life (Years)	Estimated residual value
Building	20-36	0%
Office equipment, furniture and fixtures	3-5	0%-3%
Motor vehicles	5-10	0%-3%
Leasehold improvements	5	0%

Direct costs that are related to the construction of property, plant and equipment incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, plant and equipment items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2023 and 2024, construction in progress were primarily relating to the office buildings under construction.

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation expense recognized in the consolidated statements of income and comprehensive income:

	2022	2023	2024
	RMB	RMB	RMB
Operating costs	822	576	35
Selling expenses	5,106	4,368	1,782
General and administrative expenses	13,545	11,248	11,527
Depreciation expense	19,473	16,192	13,344

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(g)	Business combinations and non-controlling interests

The Group evaluates acquisitions of assets to assess whether or not the transaction should be accounted for as a business combination or asset acquisition. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group applies a ’screen test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

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

For the Group’s majority-owned subsidiaries and subsidiaries of former VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of income and comprehensive income includes the net income attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests on the Group’s consolidated balance sheets.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(h)	Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of purchase price over fair value of the identifiable net assets of businesses acquired in a business combination. Goodwill is not amortized and the Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles-Goodwill and Other: Goodwill (“ASC 350-20”), which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. The Group operated in two reporting units for the years ended December 31, 2023 and 2024.

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

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined by using discounted cash flows. Discounted cash flows method is dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows. Based on this quantitative test in 2024, it was determined that the carrying amount of the insurance agency reporting unit exceeded its fair value and, therefore, the Group recorded an impairment loss on goodwill of RMB374,149 for the year ended December 31, 2024 (2023: nil).

AIFU INC.

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

The Group uses the equity method of accounting for investments in which the Group has the ability to exercise significant influence but does not have the controlling ability.

On April 1, 2024, BWWS Limited (“BWW”), a wholly-owned subsidiary of the Group, disposed of its controlling financial interests in its majority-owned subsidiaries Brave Moon Limited (“BML”) and Avantech Solutions Limited (“Avantech”) to the minority shareholder through entering into a supplement joint venture agreement (the “Joint Venture Agreement”) to share the power with the other shareholder to jointly control the strategic operating, investing, and financing decisions over BML and Avantech. The Group accounted for the investments using the equity method and the fair value of the retained interests as of the date of joint control forms the basis for the initial measurement. The Group therefore recorded an investment loss of RMB79 in others, net in the consolidated statement of income and comprehensive income and derecognized the non-controlling interests in BML and Avantech which are not attributable, directly or indirectly, to the Group amounting to RMB6,438 in the consolidated statement of changes in shareholders’ equity for the year ended December 31, 2024.

On November 27, 2024, the Group’s wholly owned subsidiary entered into transaction agreements with BGM to exchange its equity shares in Xinbao Investment and Fanhua RONS Technologies. At the completion of the transaction, the Group acquired 69,995,661 Class A ordinary shares of BGM, accounting for 72% of its equity interest and 3.4% of voting right. The Group accounted for the investments using the equity method on the fair value of equity share exchange out. (see Note 3 for detail).

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

AIFU INC.

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

The Group recorded an impairment of RMB20,110, nil and RMB5,200 during the years ended December 31, 2022, 2023 and 2024, respectively, in the consolidated statements of income and comprehensive income.

Investment in debt securities with embedded features

As of December 31, 2024, the Group held a two-year-term debt security valued at RMB125,000 with a fixed return rate of 6% and an additional earning right contingently upon certain conditions met within the contract term. The Group considered the host contract as a debt security and classified the investment as a held-to-maturity security which is measured subsequently at amortized cost as the Group has the positive intent and ability to hold it to maturity. As of December 31, 2024, the debt security was recorded in other non-current assets, net of the consolidated balance sheet, respectively.

The Group evaluated the additional earning right as a derivative instrument that is “embedded” to the host contract in accordance with ASC 815. The Group considered the stated and implied substantive features of the contract as well as the economic characteristics and risks of the hybrid instrument and determined that the additional earning right be considered as an embedded derivative separated from the host contract and accounted it for as a derivative instrument. The Group classified the embedded derivative measured at fair value and change in fair value is charged through profit or loss. As of December 31, 2024, the fair value of the embedded derivative was immaterial.

AIFU INC.

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

AIFU INC.

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

AIFU INC.

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

The Group has identified its promise to sell insurance products on behalf of an insurance company as the performance obligation in its contracts with the insurance companies. The Group’s performance obligation to the insurance company is satisfied and revenue is recognized at a point in time when an insurance policy becomes effective. Specifically for life insurance agency business, certain contracts include the promise to provide certain post-sales administrative services to policyholders on behalf of the insurance company, such as responding to the policyholder inquiries, facilitating the renewal process and/or gathering information from the policyholder to assist the insurance companies to update the contact information of the policy holder, the Group has concluded such services are administrative in nature and immaterial, and none of these activities on their own results in a transfer of a goods or services to the insurance company in the context of the contract. Accordingly, no performance obligation exists after a policy becomes effective.

Initial placement of an insurance policy

The Group recognizes agency revenue related P&C insurance products (which is short term in nature and related premiums are collected upfront) when an insurance policy becomes effective. The commission to be earned is required to be partially refunded contingently on policy cancellations. Based on its past experience, subsequent commission adjustments in connection with P&C insurance policy cancellations have been de minims to date, and are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of P&C insurance policies were 0.1%, 0.1% and 0.1% of the total commission and fee revenues during years ended December 31, 2022, 2023 and 2024, respectively.

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

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(q)	Revenue Recognition (Continued)

In addition, for life insurance agency, the Group may receive a performance bonus from insurance companies as agreed and per contract provisions. Once the Group achieves a certain sales volume based on respective agency agreements, the bonus will become due. Performance bonus represents a form of variable consideration associated with certain sales volume, for which the Group earns commissions. The Group estimates the amount of consideration with a constraint applied that will be received in the coming year such that a significant reversal of revenue is not probable, and includes performance bonus as part of the transaction price. For the years ended December 31, 2022, 2023 and 2024, the Group recognized contingent performance bonus of RMB11,387, RMB18,161 and RMB108, respectively.

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

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(q)	Revenue Recognition (Continued)

Contract balances

The Group’s contract balances include accounts receivable and contract asset. The balances of accounts receivable as of December 31, 2023 and 2024 are all derived from contracts with customers.

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

Value-added tax and surcharges

The Group presents revenue net of tax surcharges and value-added taxes incurred. The tax surcharges amounted to RMB14,681, RMB14,258 and RMB9,530 for the years ended December 31, 2022, 2023 and 2024, respectively.

Total value-added taxes paid by the Group during the years ended December 31, 2022, 2023 and 2024 amounted to RMB130,743, RMB138,234 and RMB85,963 respectively.

AIFU INC.

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

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(r)	Fair Value of Financial Instruments (Continued)

Measured at fair value on a recurring basis

As of December 31, 2023 and 2024, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	925,678	—	925,678	—
Investments – equity security recorded within other current assets	96,343	96,343	—	—
Contingent consideration	13,461	—	—	13,461

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	615,461	—	615,461	—
Investments – equity security recorded within other current assets	13,755	13,755	—	—
Contingent consideration	17,549	—	—	17,549

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

The Group measures its equity investments with readily determinable fair value at its quoted price in active markets. There were no transfers into or out of Level 1 and Level 2 as of December 31, 2024.

Level 3 fair value of contingent consideration arising from business combination is determined using the Monte Caro simulation model and significant assumptions including the probability of achieving performance targets for each scenario and estimated share price during the specified period. For the years ended December 31, 2023 and 2024, the Group recorded gains on changes in fair value of contingent consideration of RMB6,650 and RMB4,088, respectively.

AIFU INC.

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

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB557,585 and RMB216,979 of cash and cash equivalents and restricted cash denominated in RMB as of December 31, 2023 and 2024, respectively.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(u)	Translation into USD

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers outside of China and were calculated at the rate of US$1.00 = RMB7.2993, representing the noon buying rate in the City of New York for cable transfers of RMB on December 31, 2024, the last business day in fiscal year 2024, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

(v)	Segment Reporting

As of December 31, 2023 and 2024, the Group operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for P&C insurance products and life insurance products to individual clients, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

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

Advertising costs are expensed as incurred. Advertising costs amounted to RMB18,822, RMB19,935 and RMB17,562 for the years ended December 31, 2022, 2023 and 2024, respectively.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(y) Lease

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

(aa) Government grants

Government grants primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The Group records such government subsidies as other income or reduction of expenses or cost of revenues when it has fulfilled all of its obligation related to the subsidy. The Group recognized RMB10,396, RMB6,009 and RMB3,532 in the years ended December 31, 2022, 2023 and 2024.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(ab) Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which provides guidance on the enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group has adopted ASU 2023-07 in 2024 and updated the segment disclosure in Note 24.

(ac) Recently accounting pronouncements issued not yet adopted

In October 2023, the FASB issued ASU 2023-06, “Codification Amendments in Response to the United States Securities and Exchange Commission (“SEC”)’s Disclosure Update and Simplification Initiative”. The amendments in this update modify the disclosure or presentation requirements of a variety of Topics in the Codification. Certain of the amendments represent clarifications to or technical corrections of the current requirements. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. The amendments in this ASU should be applied prospectively. The Group does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

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

Compensation-Stock Compensation (Topic 718) – In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards”. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period.

Income Statement—Reporting Comprehensive Income (Subtopic 220-40) – In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. The Group is in the process of evaluating the impact of the new guidance. This ASU will likely result in the required additional disclosures being included in the Group’s consolidated financial statements, once adopted.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3) Acquisitions and disposals

Disposal of subsidiaries in 2024

1)	Disposal of Jiangsu Fanhua Lianchuang Insurance Agency Co., Ltd (“Lian Chuang”) and Zhejiang Fanhua Tongchuang Insurance Agency Co., Ltd (“Tongchuang”） and Guangdong Zhongqi Enterprise Management Consulting Co., Ltd.

During the year, the Group disposed of three subsidiaries, including two agencies and one investment company separately to third parties, for a total cash consideration of RMB1,866, of which 1,766 was settled as of December 31, 2024. The Group recognized a gain of RMB1,976 on disposal of these subsidiaries, which was determined by the excess of the sales consideration over the net book value of the subsidiaries at the time of disposal.

2)	Disposal of Fanhua RONS (Beijing) Technology Co., Ltd (“RONS Technology”) and Shenzhen Xinbao Investment Management Co., Ltd(“Xinbao Investment” and its subsidiaries

In November 2024, the Group entered into a share transfer agreement with BGM Group Limited (“BGM”), a leading global provider of premium pharmaceutical products and services. Pursuant to the Agreement, the Group agreed to transfer the equity interests of its intelligent platform consisting of RONS Technology and Xinbao Investment, valued at approximately US$140,000, to BGM in exchange for 69,995,661 of BGM’s Class A ordinary shares (“consideration shares”), at a consideration valuation of US$2.00 per share. The consideration shares will be locked up for 60 months from the date of closing. The transaction is close by December 31, 2024. Upon completion of the transaction, the Group will hold approximately 72.0% of BGM’s equity interests and approximately 3.4% of its voting power.

The Group recognized a gain of RMB891,052 on disposal of these subsidiaries, which was determined by the excess of the sales consideration over the net book value of the subsidiary at the time of disposal. The sales consideration is recognized at RMB1,000,000. The Group consider using equity method to account for the investment in BGM, in which the Group has the ability to exercise significant influence, but does not have a controlling interest. As of December 31, 2024, the Group recognized investment in BGM as investment in affiliates.

As of respective closing date of each of these disposals in 2024, the Group has completed the closing procedures of all the above transactions and has effectively transferred its control of these subsidiaries to the respective buyers.

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

AIFU INC.

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

AIFU INC.

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

AIFU INC.

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

AIFU INC.

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

AIFU INC.

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

AIFU INC.

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

The consideration, fair value of assets acquired and liabilities assumed, as well as goodwill resulted from the acquisition are as follows:

RMB
Consideration:
Cash	31,390
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	9,819
Short term investments	5,360
Accounts receivables	401
Other receivable and current assets	33,192
Property and equipment	11
Right-of-use assets	521
Total assets acquired	49,304
Accounts payables	(4,532)
Accrued expenses and other current liabilities	(13,045)
Lease liability	(465)
Total liabilities assumed	(18,042)
Net assets acquired	31,262
Goodwill	128

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

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(4) Other Receivables, net

Other receivables, net consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Advances to staff (i)	12,748	13,967
Advances to a third party channel vendor (ii)	27,386	—
Rental deposits	11,820	10,952
Loan receivable to third parties (iii)	83,156	747,711
Other	7,058	7,323
Less allowance for other receivables	(30,414)	(47,257)
Other receivables, net	111,754	732,696

The following table summarizes the movement of the Group’s allowance for expected credit losses of other receivable
Balance at the beginning of 2024		30,414
Cumulative-effect adjustment upon adoption of ASU 2016-13		—
write-off		(28,854)
Current period provision for expected credit losses		45,697
Balance at the end of 2024		47,257

(i)	Amount represented advances to staffs or entrepreneurial agents of the Group for daily business operations, which are unsecured, interest-free and repayable on demand.

(ii)	Amount represented receivables from Shenzhen Chetong Technology Co., Ltd. (“Chetong”) who provides platform services to the Group. The receivables were unsecured, interest-free and repayable on demand. With the cease of cooperation with Chetong in 2022, the Group requested repayment of the advances. The Group estimated the net amount expected to be collected was nil as of December 31, 2023, and accordingly recorded an allowance for credit losses of RMB27,386, net of the consolidated statement of income and comprehensive income for the year ended December 31, 2023. The amount was write off in 2024 and no balance as of December 31, 2024.

(iii)	Amount mainly represented 1) term-loan (matures in June 2024 with extension) to Sichuan Tianyi Real Estate Development Co., Ltd. (“Sichuan Tianyi”) of RMB40,000 and RMB65,000 as of December 31, 2023 and 2024 respectively, and corresponding interest receivable of RMB607 and RMB4,089 as of December 31, 2023 and 2024, respectively. The loan is guaranteed by the ultimate controlling owner of Sichuan Tianyi, whom is jointly liable, with the interest rate of 6% per annum. This loan receivable is expected to be settled within one year. 2) term-loan (matures in 2025) to a third party company principally engaged in provision of education service of RMB20,000 and RMB670,300 as of December 31, 2023 and 2024, respectively, with the interest rate of 5% per annum, and corresponding interest receivable of nil and RMB5,782 as of December 31, 2023 and 2024, respectively. 3) term-loan (matures in December 2024) to a third party manufacturing company of RMB21,000 as of December 31, 2023, with the interest rate of 5% per annum, the term loan was fully settled in 2024.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(5) Property, Plant and Equipment, net

Property, plant and equipment, net, is comprised of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Building	15,572	15,121
Office equipment, furniture and fixtures	165,802	129,117
Motor vehicles	19,206	13,877
Leasehold improvements	34,969	21,897
Total	235,549	180,012
Less: Accumulated depreciation	(197,530)	(155,335)
Construction in progress	53,640	53,640
	91,659	78,317

No impairment for property, plant and equipment was recorded for the years ended December 31, 2022, 2023 and 2024. The depreciation expenses was 13,344 for the year ended December 31, 2024.

(6) Other current assets, net

Other current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Prepaid operating costs and miscellaneous daily expenses	20,802	18,411
Equity investments with readily determinable fair value (i)	96,343	13,755
Other	4,202	447
	121,347	32,613

(i)	This amount mainly represents an equity investment of AIFU in Cheche Technology Inc. (“Cheche”), which was listed in Nasdaq on September 18, 2023. As of December 31, 2024, the Group holds 3.1645% equity interests in Cheche. The Group measures the equity interests in Cheche at fair value and recorded a loss of RMB82,499 from fair value change in the consolidated statement of income and comprehensive income for the year ended December 31, 2024.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(7) Goodwill, net

The gross amount of goodwill and accumulated impairment losses by reporting unit as of December 31, 2023 and 2024 are as follows:

	Agency segment	Claims Adjusting segment	Total
	RMB	RMB	RMB
Gross as of December 31, 2023	374,149	—	374,149
Addition in 2024 (Note 3)	—	—	—
Disposal in 2024 (Note 3)	—	—	—
Accumulated impairment loss as of December 31, 2023	—	—	—
Addition in 2024 impairment provision	(374,149)	—	(374,149)
Net as of December 31, 2023	374,149	—	374,149
Net as of December 31, 2024	—	—	—

The Group performs annual goodwill impairment test at each year end. In 2024 annual test, the Group noted the underperformance of insurance agency business, mainly due to the impact of newly released industrial regulatory rules capping the commission rates charged by insurance intermediaries, and determined that it was more likely than not that there were indications of impairment for the reporting unit of Insurance Agency. The Group utilized the discounted cash flow model to estimate the fair value of the reporting unit and concluded that the carrying amount of Insurance Agency exceeded its fair value. As a result, an impairment loss on goodwill of RMB374,149 was recognized in the consolidated statement of income and comprehensive income for the year ended December 31, 2024.

No impairment loss was recognized in goodwill for the years ended December 31, 2022, 2023.

(8) Intangible assets, net

Intangible assets, net, are comprised of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Software	5,900	5,900
Non-compete agreements	9,773	9,773
Agent resources	35,929	35,929
Brokerage license	23,018	23,018
Sub-total	74,620	74,620
Disposal	—	(2,218)
Total	74,620	72,402
Less: Accumulated amortization	(16,304)	(33,094)
Less:Impairment loss	—	(39,308)
Intangible asset, net	58,316	—

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(8) Intangible assets, net (Continue)

In 2023, the Company acquired intangible assets amounting to RMB85,040 (of which RMB8,868 was subsequently disposed in 2023), in connection with business combinations, which were measured at fair value upon acquisition. In 2024, the Group disposed an insurance brokerage license amounting to RMB2,218 owned by a majority-owned subsidiary in Hong Kong which was deconsolidated as the Group has lost its control over the subsidiary starting from April 1, 2024 (see details in Note 2(i)). Details of intangible assets acquired in connection with business combinations and disposed are included in Note 3.

The Group performs annual intangible assets impairment test at each year end. In 2024 annual test, the Group noted the underperformance of acquired insurance agency business as compared to the projected results from acquisition, mainly due to the impact of newly released industrial regulatory rules capping the commission rates charged by insurance intermediaries, and determined that it was more likely than not that there were indications of impairment for the reporting unit of Insurance Agency. The Group utilized the discounted cash flow model to estimate the fair value of the intangible assets and concluded that the carrying amount of intangible assets exceeded its fair value. As a result, an impairment loss on intangible assets of RMB39,307 was recognized in the consolidated statement of income and comprehensive income for the year ended December 31, 2024.

Amortization expenses for intangible assets recognized for the years ended December 31, 2022, 2023 and 2024 were nil, RMB17,858 and RMB16,791 respectively. The intangible assets are impaired as year end of the date and no amortization expenses are expected in next year.

There were no impairment charges for intangible assets recorded for the years ended December 31, 2022 and 2023.

 (9) Investments in Affiliates

As of December 31, 2023 and 2024, the Group’s investments accounted for under the equity method were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
BGM (Note 2(i) and Note 3)	—	1,000,000
HK JVs (Note 2(i))	—	4,683
Total	—	1,004,683

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(10) Other non-current assets

Other non-current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Equity investments without readily determinable fair value (Note 2(j))	31,892	26,492
Long-term hybrid instrument (Note 2(j))	125,000	125,000
Amount due from a third party (i)	30,359	31,709
Contingent considerations (Note 3)	13,461	17,549
Receivables from certain shareholders as guarantee deposit due to business combinations	33,373	33,373
Others	4,597	1,644
Less: Allowance for current expected credit losses	(2,930)	(4,032)
	235,752	231,735

(i)	Amount represented a term-loan (matures in September 2028) to a third party of RMB30,000 and corresponding interest receivable RMB1,709 as of December 31, 2024. The loan bears interest rate 4.5% per annum and is guaranteed by the ultimate controlling owner of the borrower, whom is jointly liable.

(11) Leases

The Group’s lease for office space include only fixed rental payments with no variable lease payment terms. As of December 31, 2023 and 2024, there were no leases that have not yet commenced.

The following represents the aggregate ROU assets and related lease liabilities as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Operating lease ROU assets	136,056	74,882
Current operating lease liabilities	57,164	36,038
Non-current operating lease liabilities	71,311	35,472
Total operating leased liabilities	128,475	71,510

The weighted average lease term and discount rate as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
Weighted average lease term:
Operating leases	2.83 years	2.60 years
Weighted average discount rate:
Operating leases	3.89%	2.87%

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(11) Leases (Continued)

The components of lease expenses for the years ended December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Operating lease expense	74,819	67,224
Short term lease expense	7,748	5,081
Total	82,567	72,305

Supplemental cash flow information related to leases for the years ended December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	72,223	59,317
Supplemental noncash information:
Right-of-use assets obtained in exchange for lease obligations net of decrease in right-of-use assets for early determinations	57,233	(1,872)

Maturities of lease liabilities at December 31, 2024:

Minimum Lease Payment
RMB
Year ending December 31:
2025	37,665
2026	23,370
2027	8,300
2028	3,334
2029	1,390
Thereafter	932
Total remaining undiscounted lease payments	74,991
Less: Interest	3,481
Total present value of lease liabilities	71,510
Less: Current operating lease liabilities	36,038
Non-current operating lease liabilities	35,472

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(12) Variable Interest Entities (“VIEs”)

The Measures on the Supervision of Internet Insurance Business implemented in February 2021 requires an insurance institution conducts online insurance business through its own online platform who owns the domain name. Meanwhile, PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in value-added telecommunication services, and therefore prior to December 27, 2024, the Group operated the internet-based insurance distribution business through Xinbao Investment, and Fanhua RONS Technologies, which we refer to as the former consolidated VIEs in this annual report. On December 27, 2024, the Group transferred all of the interests in Fanhua RONS Technologies, Xinbao Investment and its subsidiaries to BGM in exchange for 72% of BGM Group Ltd.’s issued and outstanding ordinary shares. The VIE Contractual Arrangements were subsequently terminated on December 27, 2024.

Former VIEs related to Xinbao Investment and Fanhua RONS Technologies

Fanhua RONS Insurance Sales & Services Co., Ltd., (“Fanhua RONS”), a wholly-owned subsidiary of Shenzhen Xinbao Investment Co., Ltd. (“Xinbao Investment”), used to conduct its online P&C insurance business through an online platform (www.baoxian.com) owned and operated by another subsidiary within the Group. To comply with the newly implemented rules, the Group transferred the domain name and ICP license to Fanhua RONS. As the applicant for an ICP license may be subject to foreign investment restriction, the Group commenced a restructuring to re-establish the former VIE structure.

Xinbao Investment was a wholly owned subsidiary of the Group who in December 2021 became 49% owned by the Group where the remaining 51% equity interests were transferred to Mr. Shuangping Jiang at nominal value who holds the interest on behalf of the Group, because Xinbao Investment is, under the new rule, prohibited to own more than 50% of the equity interests in a value-added telecommunications service provider, i.e., Fanhua RONS.

Through the contractual arrangements entered in December 2021, with Xinbao Investment and its nominee shareholder, the Group has the power to direct the activities that most significantly impact to and entitles to receive economic benefits from Xinbao Investment, the former consolidated VIE.

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

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(12) Variable Interest Entities (“VIEs”) (Continued)

As a result, the Group conducts its insurance agency and claims adjusting business (which was discontinued in January 2025) in China primarily through its wholly-owned subsidiaries Fanhua Group Company and Fanlian Investment (collectively the “relevant PRC entities”), and its subsidiaries and the former VIEs for part of its online insurance business in China. The following is a summary of the contractual agreements that the Group entered into with Xinbao Investment, Fanhua RONS Technologies and their individual nominee shareholders:

Agreements that Provide the Group Effective Control over Xinbao Investment and Fanhua RONS Technologies

●	Loan Agreement

Mr. Jiang and Mr. Ge (collectively the “nominee shareholders”) entered into a loan agreement, with the Group’s wholly-owned subsidiaries. The principal loan amounts equal to the capital contributions to former VIEs.

The term of the loan agreement is for ten years, which may be extended only upon written agreement of the parties. If the loan is not extended, then upon its expiration and subject to then applicable PRC laws, the loan can be repaid only with the proceeds from a transfer of the individual shareholder’s equity interests in former VIEs to relevant PRC entities or another person or entity designated by them. Relevant PRC entities may accelerate the loan repayment upon certain events, including but not limited to if the individual shareholder resigns or is dismissed from employment by us or if relevant PRC entities exercise its option to purchase the shareholder’s equity interests in former VIEs pursuant to the exclusive purchase option agreements described below.

●	Equity Pledge Agreement

Relevant nominee shareholders entered into an equity pledge agreement, pledging their respective equity interests in former VIEs to relevant PRC entities to secure their obligations under the loan agreement. Relevant nominee shareholders also agreed not to transfer or create any encumbrances adverse to relevant PRC entities on their equity interests in VIEs. During the term of the equity pledge agreement, relevant PRC entities are entitled to all the dividends declared on the pledged equity interests. The equity pledge agreements will expire when the individual shareholders fully performs their respective obligations under the loan agreement. The equity pledge was recorded on the shareholder’ register of former VIEs, and registered with the relevant local administration of industry and commerce.

●	Power of Attorney

Relevant nominee shareholders executed powers of attorney, each appointing a person designated by relevant PRC entities as his attorney-in-fact on all matters requiring shareholder approval. Further, if relevant PRC entities designate the shareholder to attend a shareholder’s meeting of former VIEs, the individual shareholder agrees to vote his shares as instructed by relevant PRC entities. The term of the power of attorney is for ten years.

Agreements that Transfer Economic Benefits to the Group

●	Exclusive Purchase Option Agreement

Relevant nominee shareholders entered into an exclusive purchase option agreement to irrevocably grant relevant PRC entities an exclusive option to purchase part or all of their equity interests in former VIEs, when and to the extent permitted by PRC law. The purchase price will be the minimum price permitted under applicable PRC law.

●	Technology Consulting and Service Agreement

Pursuant to technology service agreements between (i) relevant PRC entities, and (ii) former VIEs, relevant PRC entities agreed to provide former VIEs with training services and consulting and other services relating to IT platform and internal control compliance. In exchange, former VIEs agree to pay a quarterly fee calculated primarily based on a percentage of its revenues. The agreement has a term of one year and can be renewed each year upon mutual agreement before December 27, 2024.

Because of contractual arrangements with former VIEs and their nominee shareholders, the Group is the primary beneficiary of former VIEs and their subsidiaries and consolidated them into consolidated financial statements.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(12) Variable Interest Entities (“VIEs”) (Continued)

Risks in relation to the Former VIE Arrangement

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the former consolidated VIEs of the Company did not violate the existing PRC laws and regulations; (ii) the contractual arrangements with the former consolidated VIEs and the individual shareholders are legal, valid and binding obligation of such party, and enforceable against such party in accordance with their respective terms; and (iii) the execution, delivery and performance of the former consolidated VIEs and its shareholders do not result in any violation of the provisions of the articles of association and business licenses of the VIEs, and any violation of any current PRC laws and regulations.

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

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control former VIEs, which may result in deconsolidation of former VIEs.

Summarized below is the information related to former VIEs, including total assets, total current liabilities, total liabilities, net revenues, total operating costs and expenses, net income (loss) and cash flows after intercompany elimination are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Total assets	139,541	—
Total current liabilities	(39,996)	—
Total liabilities	(68,430)	—

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues	141,086	122,880	123,593
Operating costs and expenses	67,788	100,957	92,617
Net income (loss)	(4,136)	(13,085)	20,870
Net cash generated from operating activities	98,715	3,754	1,618

As of December 31, 2023, there were no consolidated VIE assets that are collateral for the VIE’s obligations or are restricted solely to settle the VIEs’ obligations, other than aforementioned in the restricted cash as described in Note 2(c).

In the year ended December 31, 2024, aggregate revenues derived from these VIEs contributed 6.8% of the total consolidated net revenues, based on the corporate structure before disposed the former VIEs. As of December 31, 2024, the Group has terminated the VIE Contractual Arrangements, and the VIEs accounted for nil of the consolidated total assets of the Group.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(13) Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Business and other tax payables	89,715	69,799
Refundable deposits from employees and agents	18,239	19,400
Professional fees	5,609	13,453
Accrued expenses to third parties	33,382	20,486
Contributions from members of eHuzhu mutual aid program (Note 2(c))	37,261	32,915
Accrued compensation to staff layoff	—	20,648
Payable to disposal subsidiaries	—	92,010
Others	1,793	818
Total	185,999	269,529

(14) Short-term loans

Short-term loans and total outstanding balance as of December 31, 2023 and 2024 amounted to RMB164,300 and RMB134,976, respectively, which are RMB-denominated borrowings made by the Company’s subsidiaries from financial institutions in mainland China. The Group borrowed RMB182,301 and RMB134,976 one-year loans for its general working capital purposes in 2023 and 2024, respectively.

As of December 31, 2023 and 2024, the weighted average interest rates for the outstanding borrowings were approximately 4.50% and 3.5%, respectively, and the unused lines of credit for the short-term loans was RMB35,700 and RMB65,024, respectively.

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

For the years ended December 31, 2022, 2023 and 2024, the Group contributed and accrued RMB131,385, RMB131,228 and RMB62,322, respectively.

AIFU INC.

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

Subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. Under the two-tiered profits tax rates regime, the provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 8.25% for the years ended December 31, 2022, 2023 and 2024.

The Group’s subsidiaries and former VIEs incorporated in the PRC are subject to the PRC Enterprise Income Tax and a unified 25% enterprise income tax rate, except for certain entities that are entitled to preferential tax treatments.

Preferential EIT rates at 15% is available for qualified enterprises located in the western China regions in an industry sector encouraged by the PRC government. Fanhua Lianxing Insurance Sales Co., Ltd., the Group’s wholly-owned subsidiary, which is the holding entity of the Group’s life insurance operations, was entitled to a preferential tax rate of 15% for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The Group accounts for uncertain income tax positions by prescribing a minimum recognition threshold in the financial statements. The Group’s liabilities for unrecognized tax benefits were included in other tax liabilities. As of December 31, 2023 and 2024, the balance of unrecognized tax benefits is comprised of amounts mainly arising from gain on disposal of subsidiaries and certain transfer pricing arrangements.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(16) Income Taxes (Continued)

The movements of unrecognized tax benefits are as follows:

RMB
Balance as of January 1, 2022	73,213
Change in unrecognized tax benefits	—
Decrease in tax positions	(36,566)
Balance as of December 31, 2022	36,647
Change in unrecognized tax benefits	—
Decrease in tax positions	(2,279)
Balance as of December 31, 2023	34,368
Change in unrecognized tax benefits	—
Decrease in tax positions	(4,744)
Balance as of December 31, 2024	29,624

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. During the current year, the Group reversed transfer pricing related uncertain tax position amounting to RMB581 when its statute of limitation expired in 2024.

Income tax expenses are comprised of the following:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current tax expense	13,169	44,836	7,763
Deferred tax expense	27,847	14,566	90,952
Income tax expense	41,016	59,402	98,715

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(16) Income Taxes (Continued)

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Operating loss carryforward	117,072	79,790
Intangible assets, net	5,003	1,220
Less: valuation allowances	(81,340)	(71,034)
Total	40,735	9,976
Deferred tax liabilities:
Fair value adjustments in relation to short-term investments	15,944	103,200
Estimated profit arising from future renewal commissions	91,428	87,743
PRC dividend withholding taxes	29,230	26,730
Identifiable intangible assets	12,549	—
Total	149,151	217,673

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided RMB81,340 and RMB71,034 valuation allowance for the years ended December 31, 2023 and 2024, respectively.

The Group had total operating loss carry-forwards of RMB468,715 and RMB303,143 as of December 31, 2023 and 2024, respectively. As of December 31, 2024, all of the operating loss carry-forwards will expire in the years from 2025 to 2029. During the years ended December 31, 2022, 2023 and 2024, RMB18,349, RMB44,091 and RMB48,259, respectively, of tax loss carried forward has been expired and cancelled.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(16) Income Taxes (Continued)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income from continuing operations before income taxes, share of income of affiliates, net	196,335	349,818	413,241
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	49,084	87,455	103,310
Expenses not deductible for tax purposes:
—Entertainment	2,099	2,417	703
—Impairment on goodwill	—	—	93,537
—Provision for expected credit losses on other receivables	—	—	11,940
—Other	479	340	1,434
Effect of tax holidays on concessionary rates granted to PRC entities	(12,671)	(9,956)	(507)
Effect of different tax rates of subsidiaries operating in other jurisdictions	2,342	4,110	(135,440)
Change in valuation allowance	40,501	2,713	20,179
Utilized of Deferred income tax for dividend distribution	—	—	(2,500)
Effect of non-taxable (income) loss *	(4,620)	(25,709)	29,969
Unrecognized tax benefits arising from certain transfer pricing arrangements	(36,566)	(2,279)	(4,744)
Deferred income tax reverse	—	—	(18,800)
Other	368	311	(366)
Income tax expense	41,016	59,402	98,715

*	The effect of non-taxable income for years ended December 31, 2022 represents an income tax exemption according to the Notice (Cai Shui [2002] No. 128) promulgated by the State Administration of Taxation and Ministry of Finance in China on dividend income derived from a purchased open-end securities investment fund product that the Group recorded as short term investment. The effect of non-taxable income for the year ended December 31, 2023 is primarily relating to the non-taxable gains from changes in fair value of equity interests held by the Group. The effect of non-taxable loss for the year ended December 31, 2024 is primarily relating to the non-taxable loss from changes in fair value of equity interests held by the Group.

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately RMB12,671, RMB9,956 and RMB507 for the years ended December 31, 2022, 2023 and 2024, respectively. Without such exemption, the Group’s basic net profit per share for the years ended December 31, 2022, 2023 and 2024 would have been decreased by RMB0.01, RMB0.01 and RMB0.00, and diluted net profit per share for the years ended December 31, 2022, 2023 and 2024 would have been decreased by RMB0.01, RMB0.01 and RMB0.00, respectively.

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

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(16) Income Taxes (Continued)

Aggregate undistributed earnings of the Group’s subsidiaries and former VIEs in the PRC that are available for distribution to the Group of approximately RMB1,664,408 and RMB1,448,197 as of December 31, 2023 and 2024 respectively, are considered to be indefinitely reinvested. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred tax liability in respect of those undistributed earnings of approximately RMB83,220 and RMB72,410, respectively.

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

(17) Capital Structure

Shares Structure

The Company was incorporated in the Cayman Islands on April 10, 2007. The original authorized share capital was US$10,000,000 divided into 10,000,000,000 ordinary shares with a par value of $0.001 per share.

On October 31, 2024, the Company held an extraordinary general meeting and obtained requisite shareholders’ approval to adopt a dual-class share structure. Under this structure, the authorized share capital is US$10,000,000 divided into (1) 8,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each and (2) 2,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each.

As of December 31, 2024, no Class B Ordinary Shares were outstanding, while 1,132,091,984 Class A ordinary shares were outstanding.

Issuance of new shares

During 2024, the Company issued 200,000 Class A ordinary shares to shareholders on market price and 138,210,000 Class A ordinary shares for share option exercise of which 138,000,000 Class A ordinary shares were repurchased on December 10, 2024.

During 2023, as disclosed in Note (3)(a), the Company issued 61,853,580 ordinary shares to the shareholders of Zhongrong to acquire 57.73% equity interests of Zhongrong in March 2023. The consideration, adjustable based on the achievement of certain performance targets in the next three years by Zhongrong, is subject to a lock-up period of three years and will be released from lock-up in two batches after 2025. On August 31, 2023, one of the selling shareholders who previously sold 1.56% equity interests in Zhongrong in exchange for 0.3% equity interests of the Group, entered into a supplemental agreement with the Group to modify the payment terms from ordinary shares of the Company to RMB11,513 in cash. As a result, 3,591,780 ordinary shares previously issued to the selling shareholder were repurchased by the Company in December 2023 which resulted in recognizing a loss of RMB3,043 in others, net in the consolidated statements of income and comprehensive income for the year ended December 31, 2023. The repurchased shares were included in treasury stock as of December 31, 2023.

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

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(17) Capital Structure (Continued)

The Group accounts for the repurchased ordinary shares under the par value method and includes such treasury stock as a component of the shareholders’ equity.

 Repurchase of ordinary shares

(i) During 2024, the Company repurchased an aggregate of 127,710 ADSs from the open market, representing 0.22% of the total shares outstanding as of December 31, 2024, at an average price of US$6.4 per ADS for a total amount of approximately RMB5,569, under the 2022 Share Buyback Program. The Company has also repurchased an aggregate of 138,000,000 Class A ordinary shares at a price of US$0.096 per Class A ordinary shares which was previously issued to certain employees for share option exercise on July 2, 2024. The repurchased price was equivalent to the exercise price of such share options.

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

(18) Net Income per Share

As of December 31, 2022, 2023 and 2024, there were nil, nil and 11,326,000 employee share options or non-vested ordinary shares, respectively, which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net earnings per share in the periods presented, as their effects would have been anti-dilutive.

The computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Basic:
Net income	85,723	289,099	309,474
Less: Net income (loss) attributable to the noncontrolling interests	(14,549)	8,622	(145,486)
Net income attributable to the Company’s shareholders	100,272	280,477	454,960
Weighted average number of ordinary shares outstanding*	1,074,196,310	1,074,372,067	1,066,694,178
Basic net income per ordinary share	0.09	0.26	0.43
Basic net income per ADS	1.87	5.22	8.53

*	The weighted average number of ordinary shares outstanding excludes the number of ordinary shares issued in business combinations occurred in 2023 through an exchange of equity interests that are treated in the same manner as contingently issuable shares because the holders must return all or part if all necessary conditions have not been satisfied by the end of the period.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(18) Net Income per Share (Continued)

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Diluted:
Net income	85,723	289,099	309,474
Less: Net (loss) income attributable to the noncontrolling interests	(14,549)	8,622	(145,486)
Net income attributable to the Company’s shareholders	100,272	280,477	454,960
Weighted average number of ordinary shares outstanding	1,074,196,310	1,074,372,067	1,066,694,178
Weighted average number of dilutive potential ordinary shares from share options and restricted share units	261,511	2,368,131	3,854,286
Total	1,074,457,821	1,076,740,198	1,070,548,464
Diluted net income per ordinary share	0.09	0.26	0.42
Diluted net income per ADS	1.87	5.21	8.50

(19) Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and former VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2023 and 2024. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and former VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and former VIEs.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. The accumulated amounts contributed to the statutory reserves were RMB608,376 and RMB593,691 as of December 31, 2023 and 2024, respectively.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and former VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of restricted net assets include paid in capital and statutory surplus reserve of the Company’s PRC subsidiaries and the net assets of the former VIEs in which the Company has no legal ownership, totaling RMB1,510,070 and RMB1,495,385 as of December 31, 2023 and 2024, respectively, which were not eligible to be distributed.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(20) Related-party Balances and Transactions

The principal related-party balances as of December 31, 2023 and 2024, and transactions for the years ended December 31, 2022, 2023 and 2024 are as follows:

(i)	On December 28, 2020, the Group entered into a framework strategic partnership agreement, or, the “Agreement”, with Puyi Enterprise Management Consulting Co., Ltd (“Puyi Consulting”), which was controlled by HPH (formerly known as “Puyi”). Pursuant to the Agreement, both parties, on the basis of full compliance with relevant regulatory and legal requirements will share customer and channel resources and explore collaboration opportunities on the provision of value-added asset management services to Chinese households, by leveraging both parties’ respective strength in insurance and financial services. For the year ended December 31, 2022, the Group incurred RMB13,548 commission cost to Puyi Consulting and the balance of account payable as of December 31, 2022 was RMB4,987. For the year ended December 31, 2023, the Group incurred RMB1,590 commission cost to Puyi Consulting and the balance of account payable as of December 31, 2023 was nil. For the year ended December 31, 2024, the Group incurred nil commission cost to Puyi Consulting and the balance of account payable as of December 31, 2024 was nil. In order to diversify the Group’s services and product offerings, the Group provided referral services of publicly-raised and privately-raised fund products provided by HPH’s clients, the Group referred HPH’s financial advisors to their clients and HPH’s financial advisors will be responsible for providing product information and handling purchasing procedures. For the year ended December 31, 2022, the Group incurred RMB1,166 referral service fee from HPH and the balance of account receivable as of December 31, 2022 was RMB1. For the year ended December 31, 2023, the Group incurred RMB530 referral service fee from HPH and the balance of account receivable as of December 31, 2023 was nil. For the year ended December 31, 2024, the Group incurred RMB943 referral service fee from HPH and the balance of account receivable as of December 31, 2024 was RMB173.

(ii)	On March 7, 2022, the Group entered into an agreement with Puyi Consulting. Pursuant to this agreement, Puyi Consulting provided training services and customer salon support services to the Group. For the year ended December 31, 2022, the Group incurred RMB7,017 services expense to Puyi Consulting and the balance of other payable as of December 31, 2022 was RMB4,177. For the year ended December 31, 2023, the Group incurred RMB3,231 services expense to Puyi Consulting and the balance of other payable as of December 31, 2023, was nil. For the year ended December 31, 2024, the Group incurred RMB536 services expense to Puyi Consulting and the balance of other payable as of December 31, 2024, was nil.

(iii)	As disclosed in Note (9), the Group entered into a share repurchase agreement with HPH, pursuant to which the Group agreed to transfer all of its 4.46% equity interests in HPH back to HPH on December 22, 2023. Concurrently, a wholly-owned subsidiary of the Group entered into a share transfer agreement with HPH to acquire 15.41% equity interests in Puyi Fund, a wholly-owned subsidiary of HPH, at the aggregate consideration of the aforementioned 4.46% equity interests in HPH and cash of RMB10,463.

(iv)	As disclosed in Note (3)(d), the Group acquired 100% equity interest in Puyi Family Office (Chengdu) from HPH for a nominal consideration on December 31, 2023.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(21) Commitments and Contingencies

Lease commitments

The Group has entered into operating lease agreements for certain offices. Future minimum lease payments under non-cancellable operating leases with initial terms more than one year are included in Note 11.

As of December 31, 2024, the total future minimum lease payments under non-cancellable short-term leases, including the agreed property management fee, with respect to the office are payable as follows:

Lease Commitment
RMB
Within 1 year	1,972
1-3 years	2,054
Total	4,026

Contingencies

As of December 31, 2024, there was no pending legal proceeding to which the Group is a party that will have a material effect on the Group’s business, results of operations or cash flows.

(22) Concentrations of Credit Risk

Concentration risks

Customers accounting for 10% or more of total net revenues excluding estimated renewal commissions are as follows:

	Year ended December 31,
	2022	% of sales	2023	% of sales	2024	% of sales
	RMB		RMB		RMB
Sinatay Life Insurance Co., Ltd. (“Sinatay”)	497,143	19.6%	438,026	15.3%	177,868	9.8
Aeon Life Insurance Co., Ltd. (“Aeon”).	*	*	295,217	10.3%	*	*
Ping An Property & Casualty Insurance Company of China, Ltd. （“Ping An”)	*	*	*	*	175,205	9.7
Subtotal	497,143	19.6%	733,243	25.6%	353,073	19.5

*	represented less than 10% of total net revenues for the year.

Customers which accounted for 10% or more of gross accounts receivable excluding estimated renewal commissions are as follows:

	As of December 31,
	2023	%	2024	%
	RMB		RMB
Sinatay	57,119	14.7%	29,567	13.5%
Greatwall Life Insurance Co., Ltd	63,455	16.3%	*	*
Fanhua RONS	*	*	29,063	13.3%
Subtotal	120,574	31.0%	58,630	26.8%

*	represented less than 10% of accounts receivable as of the year end.

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents and short-term investments with financial institutions with low credit risk.

AIFU INC.

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

For the year ended December 31, 2024, changes in the status of total outstanding options, were as follows:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value USD
Outstanding as of January 1, 2024	4,000,000	0.2305	5.19	408
Outstanding as of December 31, 2024	4,000,000	0.2305	4.19	—

As certain independent director resigned from the board during the year, with the board approval, the option granted to the independent director has accelerated vested at the date of resignation. For the years ended December 31, 2023 and 2024, share-based compensation expenses of RMB1,481 and RMB2,409 were recognized in connection with the 2022 Options, respectively. As of December 31, 2023 and 2024, unrecognized share-based compensation expense related to unvested share options granted to the independent directors totaled RMB2,684 and RMB312, respectively. The unvested share options expense relating to the share options with a graded vesting schedule is expected to be recognized over a weighted-average period of 1.6 years on a straight-line basis at an amount which at least equals the portion of the grant-date fair value of the 2022 Options that are vested at that date.

(b) Restricted Share Units (“RSUs”)

 On August 16, 2023, the board of directors of the Company granted restricted share units of 536,990 ADSs (“RSUs”) to one of our former executive offices. Pursuant to the agreement entered into between the Company and the grantee, the ADSs vest over a five-year service period starting from the date of grant, with 100,000 ADSs, 100,000 ADSs, 136,990 ADSs, 100,000 ADSs and the remaining 100,000 ADSs to be vested on June 30 of each of the years starting from 2024 to 2028, respectively, subject to the continuous service of the grantee. The fair value of the RSUs was measured as the grant-date market price of the Company’s stock at US$6.35/ADS.

On July 15, 2024, the board of directors of the Company granted an additional RSUs of 268,200 ADS to the executive office. Pursuant to the agreement entered into between the Company and the grantee, the ADSs vest over a two-year service period starting from the date of grant. Upon resignation of this executive office in September 30, 2024, the board has approved that a total of RSUs of 800,000 ADS will be immediately vested to him with a lock up period of 30 months and the remaining RSUs granted to him were forfeited. The fair value of the RSUs was measured as the grant-date market price of the Company’s stock at US$1.42/ADS.

On November 17, 2024, the board of directors of the Company granted RSUs of 1,000,000 ADS to the new chair of the board. Pursuant to the agreement entered into between the Company and the grantee, the ADSs vest over a three-year service period starting from the date of grant, with 30%, 30% and 40% to vest on grant date of each of the years starting from 2025 to 2027, respectively, subject to the continuous service of the grantee. The fair value of the RSUs was measured as the grant-date market price of the Company’s stock at US$1.13/ADS.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(23) Share-based Compensation (Continued)

(b) Restricted Share Units (“RSUs”) (Continued)

A summary of the activity of the service-based RSUs for the year ended December 31, 2024 is presented as follows:

	Number of restricted shares	Weighted average grant-date fair value
		US$
Unvested as of January 1, 2023	—	—
Granted	536,990	3,410
Unvested as of December 31, 2023	536,990	—
Granted	1,268,200	1,511
vested	(839,305)	—
Forfeited	(5,190)	—
Unvested as of December 31, 2024	960,695	—

The Company recorded share-based compensation expense of RMB1,987 and RMB25,329 in connection with the RSUs for the year ended December 31, 2023 and 2024, respectively. As of December 31, 2024, unrecognized share-based compensation expense related to RSUs granted to the executive officer is RMB7,924, which is expected to be recognized over a weighted-average period of 2.9 years on a straight-line basis at an amount which at least equals the portion of the grant-date fair value of the RSUs that are vested at that date.

(c) Million Dollar Round Table Options (“MDRT Options”)

2023 Million Dollar Round Table Options (“2023 MDRT Options”)

On February 6, 2023, the board of directors of the Company granted share options, or the 2023 MDRT Options, to its independent high-performing agents to purchase up to 13,680,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options vest over a two-year service period starting from the date of grant, with 50% and the remaining 50% of the options being vested on March 31, 2024 and March 31, 2025, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. The 2023 MDRT Options expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. The 2023 MDRT Options had an exercise price of US$0.0500 (RMB0.35) and an intrinsic value of US$0.3125 (RMB2.22) per ordinary share on the date of grant.

2024 Million Dollar Round Table Options1 (“2024 MDRT Options 1”)

On April 16, 2024, the board of directors of the Company granted share options to certain MDRT agents or the 2024 MDRT Option to purchase up to 18,088,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options vest over a two-year service period starting from the date of grant, with 50% and the remaining 50% of the options being vested on March 31 of each of the years starting from 2025 to 2026, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. 2024 MDRT Option expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. 2024 MDRT Option has an exercise price of US$0.1181 (RMB0.8582) and an intrinsic value of US$0.05 (RMB0.37) per ordinary share on the date of grant.

2024 Million Dollar Round Table Options 2 (“2024 MDRT Options 2”)

During the year of 2024, the board of directors of the Company granted share options to certain newly recruited agents and sales team leaders to purchase up to 8,330,000 ordinary shares of the Company. Pursuant to the option agreements entered into between the Company and the option grantees, the options vest over a two-year service period starting from the date of grant, with 50% and the remaining 50% of the options being vested on March 31 of each of the years starting from 2025 to 2026, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. 2024 MDRT Option expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. 2024 MDRT Option has an exercise price of US$0.0500 (RMB0.3634) and an intrinsic value with rang of US$0.07 (RMB0.48) to US$0.16 (RMB0.86) per ordinary share on the date of grant.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(23) Share-based Compensation (Continued)

(c) Million Dollar Round Table Options (Continued)

The Group used the binomial option pricing model in determining the fair value of the options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, dividend rate and risk-free interest rate. The assumptions used in determining the fair value of the 2023 MDRT Options on the grant date were as follows:

Assumptions	2023 MDRT	2024 MDRT 1	2024 MDRT 2
Expected dividend yield (Note i)	3.69%	3.22%	3.22%
Risk-free interest rates (Note ii)	3.88%	4.81%	4.44-4.81%
Expected volatility (Note iii)	51.41%	59.78%	59.78-60.61%
Expected life in years (Note iv)	4.49	3.29	3.1-3.29
Exercise multiple (Note v)	2.80	1.0	1.0
Fair value of options on grant date	US$0.2896~US$0.2997	US$0.0834~US$0.0839	US$0.0711~US$0.1204

(i)	Expected dividend yield:

The expected dividend yield was estimated by the Group based on its historical and future dividend policy.

(ii)	Risk-free interest rate:

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

(iv)	Expected life:

The expected life was estimated based on the end of the vesting period and the contractual term of the award of the Options plan.

(v)	Exercise multiple:

The exercise multiple was estimated based on empirical studies.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(23) Share-based Compensation (Continued)

(c) Million Dollar Round Table Options (Continued)

A summary of share options outstanding as of December 31, 2024, and activity during the year then ended, is presented below:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value USD
Outstanding as of January 1, 2023	—	—	—	—
Granted	13,680,000	0.0500	4.49	4,275
Exercised	—	—	—	—
Forfeited	(2,380,000)	—	—	—
Outstanding as of December 31, 2023	11,300,000	0.0500	3.59	3,192
Granted	26,418,000	0.0955	3.19	1,778
Exercised	(210,000)	—	—	—
Forfeited	(10,039,420)	—	—	—
Outstanding as of December 31, 2024	27,468,580	0.0903	2.59	57

For the years ended December 31, 2023 and 2024, share-based compensation expense of RMB13,627 and RMB10,851, respectively, was recognized in connection with the MDRT Options. As of December 31, 2024, unrecognized share-based compensation expense related to unvested MDRT Options totaled RMB5,829, which is expected to be recognized over a weighted-average period of 0.25 years on a straight-line basis. The Group estimates that the forfeiture rate for the independent high-performing agents will be approximately 31% for the year ended December 31, 2024.

(d) 2024 Share Option Grants

On February 2, 2024, share options were granted to certain employees of the Company and top agents to purchase 5,799,925 ADSs of HPH as a supplement of salary and benefit packages. Pursuant to the share incentive program, the exercise price of these options is US$0.001 per HPH’s ADS. The options are scheduled to vest over a one-year period starting from March 1, 2025, subject to the achievement of certain key performance indicators by the option holders and their continued service with the Group. The performance indicators were failed to achieve during the year and the share option is all forfeited in the year. Share-based compensation expense was recognized in the first half year and reversed in the second half of the year.

On July 2, 2024, the board of directors of the Company granted share options to certain key employees (“2024 Option 4”) to purchase up to 138,000,000 ordinary shares of the Company. On July 14, 2024, Option 4 were fully exercised at an exercise price of US$0.096 per ordinary share with cash borrowed by the Grantees from the Group. As of December 4, 2024, all of the shares exercised under 2024 Option 4 have been repurchased by the Company at a price of US$0.096 per ordinary share and the loans to the Grantees for option exercise was fully repaid.

2023 Share Incentive Plan

On February 20, 2024, the board of directors (the “board”) adopted a share incentive plan under which the Company has reserved 113,423,618 ordinary shares for issuance, which was approximately 10% of the outstanding ordinary shares as of December 31, 2023. Up to the date the consolidated financial statements are issued, no options or RSUs have been granted under the share incentive plan.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(24) Segment Reporting

As of December 31, 2023 and 2024, the Group operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for distributing life and P&C insurance products on behalf of insurance companies, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The following table shows the Group’s operations by business segment for the years ended December 31, 2022, 2023 and 2024. Other represents revenue and expenses that are not allocated to reportable segments and corporate related items.

	For the year ended December 31, 2024
	Agency	Claims Adjusting	Other	Consolidated	Consolidated
	RMB	RMB	RMB	RMB	USD
	(In thousands)
Total revenues	1,331,778	477,053	—	1,808,832	247,809

Operating costs and expenses:
Cost of revenues	(799,781)	(313,085)	—	(1,112,866)	(152,462)
Selling expenses	(86,372)	(104,289)	(17,922)	(208,583)	(28,576)
General and administrative expenses	(329,519)	(48,403)	(141,183)	(519,105)	(71,117)
Impairment loss	(404,121)			(404,121)	(55,364)
Total operating costs and expenses	(1,619,793)	(465,779)	(159,105)	(2,244,675)	(307,519)

Operating profit	(288,015)	11,275	(159,105)	(435,843)	(59,710)

Gains or loss from fair value change	—	—	(78,499)	(78,499)	(10,754)
Investment income	42,288	—	—	42,288	5,793
Gains from the disposal of subsidiaries			897,306	897,306	122,930
Interest income	2,144	648	12,948	15,740	2,156
Financial cost	(4,450)	(2)	1,135	(3,317)	(454)
others,net	(136,875)	12	112,429	(24,434)	(3,346)

Income (loss) before income taxes	(384,908)	11,933	786,214	413,241	56,615

Income Tax expense	11,867	(6,761)	(103,822)	(98,715)	(13,524)
Share of Loss of affiliates			(5,052)	(5,052)	(692)

Net income (loss)	(373,041)	5,172	677,340	309,474	42,399
Less: net income (loss) attributable to noncontrolling interests	(148,720)	3,234	—	(145,485)	(19,931)
Net income (loss) attributable to AIFU Inc.	(224,321)	1,938	677,340	454,959	62,330

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(24) Segment Reporting (Continued)

	For the year ended December 31, 2023
	Agency	Claims adjusting	Other	Consolidated
	RMB	RMB	RMB	RMB
Net revenues:	(In thousands)
Total net revenues	2,760,448	437,941	—	3,198,389
Operating costs and expenses:
Total operating costs	(1,868,672)	(276,744)	—	(2,145,416)
Selling expenses	(131,934)	(98,393)	(19,896)	(250,223)
General and administrative expenses	(421,780)	(43,452)	(141,693)	(606,925)
Impairment loss	—	—	—	—
Total operating costs and expenses	(2,422,386)	(418,589)	(161,589)	(3,002,564)
Income (Loss) from operations	338,062	19,352	(161,589)	195,825
Other income, net:
Gains (Losses) from fair value change	—	—	102,867	102,867
Investment income related to the realized gain on available-for-sale investments	7,221	856	41,029	49,106
Gains (Losses) from the disposal of subsidiaries	(2,904)	—	—	(2,904)
Interest income	1,448	740	13,557	15,745
Financial cost	(10,055)	—	—	(10,055)
Others, net	3,457	(19,897)	15,674	(766)
Income before income taxes, share of income and impairment of affiliates, net	337,229	1,051	11,538	349,818
Income tax expense	(57,086)	(196)	(2,120)	(59,402)
Share of income of affiliates, net of impairment	(1,317)	—	—	(1,317)
Net income	278,826	855	9,418	289,099
Less: net (loss) income attributable to the noncontrolling interests	4,773	3,849	—	8,622
Net income attributable to the Company’s shareholders	274,053	(2,994)	9,418	280,477

	For the year ended December 31, 2022
	Agency	Claims adjusting	Other	Consolidated
	RMB	RMB	RMB	RMB
	(In thousands)
Net revenues:
Total net revenues	2,376,851	404,763	—	2,781,614
Operating costs and expenses:
Total operating costs	(1,527,572)	(268,031)	—	(1,795,603)
Selling expenses	(159,547)	(102,943)	(10,216)	(272,706)
General and administrative expenses	(370,859)	(45,645)	(128,126)	(544,630)
Impairment loss	—	—	—	—
Total operating costs and expenses	(2,057,978)	(416,619)	(138,342)	(2,612,939)
Income (Loss) from operations	318,873	(11,856)	(138,342)	168,675
Other income, net:
Gains (Losses) from fair value change	—	—	—	—
Investment income related to the realized gain on available-for-sale investments	217	599	16,993	17,809
Gains (Losses) from the disposal of subsidiaries	—	—	—	—
Interest income	1,092	529	12,053	13,674
Others, net	2,994	(24,311)	17,494	(3,823)
Income before income taxes, share of income and impairment of affiliates, net	323,176	(35,039)	(91,802)	196,335
Income tax expense(benifit)	(78,993)	9,074	28,903	(41,016)
Share of income of affiliates, net of impairment		(272)	(69,324)	(69,596)
Net income	244,183	(26,237)	(132,223)	85,723
Less: net (loss) income attributable to the noncontrolling interests	—	(14,549)	—	(14,549)
Net income attributable to the Company’s shareholders	244,183	(11,688)	(132,223)	100,272

Substantially all of the Group’s revenues for the three years ended December 31, 2022, 2023 and 2024 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(25) Subsequent events

(i) On January 2, 2025, the Company issued to Highest Performances Holdings Inc. (“HPH”) and Infinew Limited (“Infinew”) 510,000,000 class B ordinary shares and 490,000,000 class B ordinary shares (the “Subscription Shares”, each “a Subscription Share”), respectively, at par value of US$0.001 per Subscription Share, for US$510,000 and US$490,000, respectively.

Following the Issuance, HPH beneficially owns 591,600,788 Class A ordinary shares and 510,000,000 Class B ordinary shares of the Company, representing 51.67% of the total issued and outstanding ordinary shares, and 51.01% of the aggregate voting power, of the Company while Infinew beneficially owns 100,000 Class A ordinary shares and 490,000,000 Class B ordinary shares of the Company, representing 23.00% of the total issued and outstanding ordinary shares and 48.45% of the aggregate voting power of the Company.

(ii) In January 2025, the Group entered into share transfer agreement with a third party to sell a wholly owned subsidiary, which held 44.7% equity interest of Fanhua Insurance Surveyors & Loss Adjustors Company Limited (“FHISLA”) for a total cash consideration of RMB30,400 based on its net asset value as of December 31, 2024. The buyer also agreed to assume and be responsible for the liabilities of RMB43,459. FHISLA is operated as claim adjusting segment of the Group as the Group hold control through act-in-concert agreements signed on October 26, 2015. Agreed with all partied, act-in-concert agreements is ceased to effective from February 1, 2025. Considering the lost of control, the Group decided to disposal the equity interest in claim adjusting business.

(iii) In January 2025, the Group disposed of 100% equity interests in Guangdong Meidiya Investment Co., Ltd. (“Meidiya”), which holds approximately 44.6% of the equity interests of Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. (“FHISLA”) and its subsidiaries, to a third party for a consideration of RMB30.24 million (the “Transaction”). The price is based on the net asset value of Meidiya post profit distribution to Fanhua Group Company. The buyer also agreed to assume and be responsible for the liabilities of FHISLA up to a maximum amount of RMB43.5 million. Accordingly the Group recognized a disposal gain of around RM2.0 million (US$0.3 million) in the first half of 2025.

(iv) In February 2025, one of our wholly-owned subsidiary transferred its 100% equity interests in Shenzhen Dianlian Information Technology Co., Ltd., the operating entity of eHuzhu mutual aid platform, to our wholly-owed subsidiary Fanhua Blueplus Health Management Co., Ltd. (“Blueplus”). Subsequently, we disposed of our 100% equity interests in Blueplus for a consideration of RMB3.0 million based on its net asset value as of December 31, 2024.

(v) On February 14, 2025, the Board agreed to grant a total of 200,000,000 restricted share units (the “RSU”) to certain management and employees as compensation and to terminate the employment relationship on or before March 1, 2025; this RSU incentive reward is equivalent to 200,000,000 Class A ordinary shares of the Company, with a par value of $0.001 per share.

(vi) On March 12, 2025, the Group entered into share transfer agreements with four investment firms (the “Purchasers”). Pursuant to the Agreements, the Group will transfer a total of 53,466,331 Class A ordinary shares of BGM to such Purchasers, with each of the Purchasers acquiring 20,000,000, 20,000,000, 6,733,166 and 6,733,165 Class A ordinary shares of BGM respectively, in exchange for an aggregate consideration of US$106,932,662 (the “Share Transfer”). The Share Transfer is expected to be completed by April 30, 2025, and the consideration will be paid in two installments within two years from the Closing Date. As the result of the Share Transfer, the Company’s shareholding in BGM, through CISG, will decrease from 72% to 17.0% and its voting power in BGM will decrease from 3.4% to 0.8%.

(vii) On April 17, 2025, the Board approved the change of name from “AIX Inc.” to “AIFU Inc.”

AIFU INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

(In thousands, except for shares and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note2(u)
ASSETS:
Current assets:
Cash and cash equivalents	23,595	20,014	2,742
Short term investments	—	3,694	506
Other receivables and amounts due from subsidiaries and affiliates	450,933	454,830	62,312
Total current assets	474,528	478,538	65,560
Non-current assets:
Investment in subsidiaries	3,010,729	2,512,999	344,279
Investment in an affiliate	—	1,004,683	137,641
Other non-current asset	13,461	17,549	2,404
Total assets	3,498,718	4,013,769	549,884

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables and accrued expenses and amounts due to subsidiaries	1,427,456	1,467,253	201,012
Total liabilities	1,427,456	1,467,253	201,012
Ordinary shares (Authorized shares:10,000,000,000 at US$0.001 each; issued 1,158,913,224 and 1,159,323,224 shares, of which 1,134,236,184 and 1,132,091,984 shares were outstanding as of December 31, 2023 and 2024, respectively)	8,675	8,678	1,190
Treasury Stock	(178)	(197)	(27)
Additional paid-in capital	162,721	192,760	26,408
Retained earnings	1,927,981	2,382,941	326,461
Accumulated other comprehensive loss	(27,936)	(37,666)	(5,160)
Total shareholders’ equity	2,071,263	2,546,516	348,872
Total liabilities and shareholders’ equity	3,498,719	4,013,769	549,884

AIFU INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY—(Continued)

Statements of Income and Comprehensive Income

(In thousands)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
General and administrative expenses	(11,318)	(11,018)	(34,232)	(4,690)
Selling expenses	—	(13,627)	(11,927)	(1,634)
Interest income	5	1,201	353	48
Others, net	17,495	17,009	13,028	1,785
Equity in earnings of subsidiaries and an affiliate	94,090	286,912	487,738	66,821
Net Income attributable to the Company’s shareholders	100,272	280,477	454,960	62,330
Other comprehensive income (loss):
Foreign currency translation adjustments	3,728	2,249	1,688	231
Unrealized net (loss) gains on available-for-sale investments	(1,919)	2,458	(11,418)	(1,564)
Share of other comprehensive gain of affiliates	4,688	—	—	—
Comprehensive income attributable to the Company’s shareholders	106,769	285,184	445,230	60,997

AIFU INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY—(Continued)

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash flow from operating activities:
Net income	100,272	280,477	454,960	62,330
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and an affiliate	(94,090)	(312,323)	(509,951)	(69,864)
Compensation expenses associated with stock options	461	17,095	38,589	5,287
Other non-cash adjustments	—	(22,569)	(4,088)	(560)
Changes in operating assets and liabilities:
Other receivables	—	(20)	18	2
Accrued payroll and Other payables	696	820	(2,432)	(333)
Net cash generated from (used in) from operating activities	7,339	(36,520)	(22,904)	(3,138)
Cash flows generated from (used in) investing activities
Changes in investment in subsidiaries and an affiliate	907,006	2,458	(11,418)	(1,564)
Advances to subsidiaries and affiliates	(689,780)	(10,005)	11,087	1,519
Purchase of short-term investments	—	—	(3,650)	(500)
Fair value change of short-term investments	—	—	44	6
Proceeds from disposal of short-term investments	10,095	27,639	—	—
Net cash generated from (used in) investing activities	227,321	20,092	(3,937)	(539)
Cash flows used in financing activities:
Proceeds on exercise of stock options	2	—	—	—
Dividends paid	(317,730)	—	—	—
Repurchase of ordinary shares from open market	(3,984)	(29,044)	(5,735)	(786)
Proceeds from share issuances	—	—	93	13
Net cash used in financing activities	(321,712)	(29,044)	(5,642)	(773)
Net decrease in cash and cash equivalents	(87,052)	(45,472)	(32,483)	(4,450)
Cash and cash equivalents and restricted cash at beginning of year	14,507	38,512	23,595	3,233
Effect of exchange rate changes on cash and cash equivalents	111,057	30,555	28,902	3,960
Cash and cash equivalents and restricted cash at end of the year	38,512	23,595	20,014	2,742

AIFU INC.

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

As of December 31, 2024, RMB1,495,385 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2022, 2023 and 2024.

As of December 31, 2024, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company except for those which have been separately disclosed in the consolidated financial statements, if any.

Basis of preparation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group as of December 31, 2023 and 2024 and the years ended 2022, 2023 and 2024.