Form 20-F/A
period 2024-12-31
AIFU Inc.
filed 2025-04-28
CIK 1413855

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

Yes ☐ No ☐

i

EXPLANATORY NOTE

AIFU Inc. (the “Company”) is filing this Amendment No. 1 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “Amendment No. 1”), which was originally filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2025 (the “Original Filing”), solely to (i) file Exhibit 2.2 and Exhibit 4.12, which were inadvertently omitted in the Original Filing due to administrative error, and (ii) correct the hyperlink error in Exhibit 15.5 contained in the Original Filing.

Consistent with the rules of the SEC, the certifications of the Company’s principal executive officer and principal financial officer as of the date of this Amendment No. 1 are attached as exhibits to this Amendment No. 1.

Except as described above, no other changes have been made to the Original Filing. This Amendment No. 1 speaks as of the filing date of the Original Filing. Other than as stated otherwise, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filing, or reflect any events that have occurred since the date thereof. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and any documents filed with or furnished to the SEC by the Company subsequent to April 25, 2025.

PART III

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our report on Form 6-K furnished to the Commission on October 31, 2024)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2*	Registrant’s Specimen Certificate for Class A Ordinary Shares
2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts, as amended and restated (incorporated by reference to Exhibit 99.(a) of our F-6 registration statement (File No. 333-146765), filed with the Commission on November 28, 2017
2.4***	Description of Securities
4.1	2007 Share Incentive Plan (as amended and restated effective December 18, 2008) (incorporated by reference to Exhibit 99.3 of our report on Form 6-K furnished to the Commission on December 22, 2008)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.3	Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F filed with the Commission on May 15, 2009)
4.5	2022 Share Incentive Plan (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F filed with the Commission on April 25, 2023)
4.6	2023 Share Incentive Plan (incorporated by reference to Exhibit 99.1 of our registration statement on Form S-8 filed with the Commission on March 12, 2024)
4.7	Share Repurchase Agreement dated December 22, 2023 between Fanhua Inc. and Puyi Inc.(incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F filed with the Commission on April 29, 2024)
4.8	English translation of Share Transfer Agreement between Beijing Fanlian Investment Co., Ltd. and Chengdu Puyi Bohui Information Technology Co., Ltd., dated December 22, 2023 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F filed with the Commission on April 29, 2024)
4.9	Transaction Agreement dated as of November 27, 2024, entered and made among BGM Group Ltd, CISG Holding Ltd, Patriton Limited, GM Management Company Limited, DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd., RONS Intelligent Technology (Beijing) Co., Ltd., Shenzhen Xinbao Investment Management Co., Ltd., Fanhua RONS Insurance Sales & Service Co., Ltd. and Shenzhen Baowang E-commerce Co., Ltd. (incorporated by reference to Exhibit 99.2 of our Form 6-K filed with the Commission on November 29, 2024)
4.10	Share Subscription Agreement made between AIX Inc. and Highest Performances Holdings Inc. (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Commission on January 2, 2025)
4.11	Share Subscription Agreement made between AIX Inc. and Infinew Limited (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Commission on January 2, 2025)
4.12*	Form of Purchase and Sale Agreement, dated March 12, 2025, among CISG Holdings Ltd., BGM Group Ltd. and Certain Purchasers
8.1***	Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
11.2***	Insider Trading Policy
12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1***	Consent of Maples and Calder (Hong Kong) LLP
15.2***	Consent of Hai Run Law Firm
15.3***	Consent of Enrome LLP
15.4***	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.5	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission, dated January 23, 2025 (incorporated by reference to Exhibit 16.1 of our Form 6-K filed with the Commission on January 23, 2025)
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F filed with the Commission on April 29, 2024)
101***	Financial information from Registrant for the year ended December 31, 2024 formatted in Inline eXtensible Business Reporting Language (iXBRL):
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

AIFU INC.

By:	/s/ Mingxiu Luan
	Name:	Mingxiu Luan
	Title:	Chief Executive Officer

Date: April 28, 2025

4