Form 20-F
period 2025-12-31
AIFU Inc.
filed 2026-04-28
CIK 1413855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

Room 1, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street
Shenzhen, 518055

People’s Republic of China

(Address of principal executive offices)

Mingxiu Luan, Chief Executive Officer

Tel: +86 755 22671879

E-mail: luanmx@aifugroup.com

Room 1, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street
Shenzhen, 518055

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Ticker Symbol(s)	Name of Each Exchange on Which Registered
Class A Ordinary shares, par value US$0.4 per share*	AIFU	The NASDAQ Global Select Market

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

13,435,271 Class A ordinary shares, par value US$0.4 per share and 7,500,000 Class B ordinary shares, par value US$0.4 per share as of December 31, 2025

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐ No ☐

-i-

INTRODUCTION

In this annual report, unless the context otherwise requires:

●	“ADSs” refer to the American depositary shares, each of which previously represented 20 Class A ordinary shares; on May 20, 2025 we implemented a substitution listing whereby all ADSs were exchanged into Class A ordinary shares, and our ADR facility was terminated;

●	“China” or “PRC” refers to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau (“Hong Kong ASR” and “Macau SAR”), and only when this annual report refers to specific laws and regulations adopted by the PRC, reference to “China” or the “PRC” excludes Taiwan, Hong Kong SAR and Macau SAR). Unless the context otherwise indicates, the legal and operational risks associated with operating in China discussed in this annual report also apply to any operations we may now or in the future carry out in Hong Kong SAR or Macau SAR;

●	“shares” or “ordinary shares” for periods on or after May 21, 2025 refer to our Class A ordinary shares and Class B ordinary shares, par value of US$0.4 per share, and “shares” or “ordinary shares” for periods prior to May 21, 2025 refer to our Class A ordinary shares and Class B ordinary shares, par value of US$0.001 per share, as the context requires. For purposes of this annual report and unless the context otherwise requires:

●	“Class A ordinary shares” for periods on or after May 21, 2025 refer to our Class A ordinary shares, par value US$0.4 per share; “Class A ordinary shares” for periods prior to May 21, 2025 refer to our Class A ordinary shares, par value US$0.001 per share, with all such share numbers presented on a post-Share Consolidation basis;

●	“Class B ordinary shares” for periods on or after May 21, 2025 refer to our Class B ordinary shares, par value US$0.4 per share; “Class B ordinary shares” for periods prior to May 21, 2025 refer to our Class B ordinary shares, par value US$0.001 per share, with all such share numbers presented on a post-Share Consolidation basis;

●	“former consolidated VIEs” refer to Shenzhen Xinbao Investment Management Co., Ltd. (“Xinbao Investment”), Fanhua RONS (Beijing) Technologies Co., Ltd. (“Fanhua RONS Technologies”) and their subsidiaries, all of which have been divested in a share exchange transaction with BGM Group Ltd. (“BGM”) on December 27, 2024;

●	“WFOEs” refer to Fanhua Insurance Sales Service Group Company Limited, or Fanhua Group Company and Beijing Fanlian Investment Co., Ltd., or Fanlian Investment. Fanlian Investment was disposed of in June 2025;

●	“customer” refers to policyholder or our insurance company partner which we define as customer under ASC 606;

●	“HK$” and “HK dollars” refer to the legal currency of Hong Kong SAR;

●	“Parent” refers to AIFU Inc., a Cayman Islands holding company;

●	“provinces” of China refer to the 23 provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing), the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi), excluding, solely for the purpose of this annual report, Taiwan, Hong Kong SAR and Macau SAR;

●	“RMB” or “Renminbi” refers to the legal currency of China;

-ii-

●	“US$” or “U.S. dollars” refers to the legal currency of the United States; and

●	“we,” “us,” “our company,” “the Company”, “our” or “AIFU” refers to AIFU Inc., formerly known as CNinsure Inc., Fanhua Inc. and AIX Inc., and its subsidiaries and, in the context of describing its operations and consolidated financial information, its former consolidated VIEs which are its consolidated affiliated entities, if applicable. As described elsewhere in this annual report, we did not own these former consolidated VIEs, and the results of the former consolidated VIEs’ operations only accrued to us through contractual arrangements between the former consolidated VIEs, the former consolidated VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the former consolidated VIEs’ activities separately from those of our directly and indirectly owned subsidiaries, and our use of the terms “we,” “us,” and “our” may not include the consolidated former VIEs in those contexts.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

On October 31, 2024, our then authorized share capital was reclassfied as US$10,000,000 divided into (i) 8,000,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each and (ii) 2,000,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each. Each holder of our Class A ordinary shares is entitled to one vote per share, and each holder of our Class B ordinary shares is entitled to 100 votes per share on all matters subject to vote at a general meeting of us.

On May 20, 2025, we terminated the American depositary receipt facility for our ADSs and ceased the listing of the ADSs on Nasdaq. On May 21, 2025, we implemented a 400-for-1 share consolidation (the “Share Consolidation”), pursuant to which every four hundred (400) issued and authorized Class A ordinary shares and Class B ordinary shares of a par value of US$0.001 each were consolidated into one (1) Class A ordinary shares or Class B ordinary share, respectively, with a par value of US$0.4 per share.

Immediately following the completion of the Share Consolidation, on May 21, 2025, our authorized share capital was increased to US$4,000,000,000 divided into 10,000,000,000 ordinary shares comprising of (i) 8,000,000,000 Class A ordinary shares of a nominal or par value of US$0.4 each, and (ii) 2,000,000,000 Class B ordinary shares of a nominal or par value of US$0.4 each.

On May 21, 2025, our Class A ordinary shares commenced trading on Nasdaq on a post-Share Consolidation basis in substitution for the ADSs, under the same symbol “AIFU.”

All share and per share information presented in this annual report for all periods has been retrospectively adjusted to reflect the Share Consolidation, unless otherwise stated. For additional clarity, certain figures may also be presented on a pre-consolidation basis followed by their post-consolidation equivalent in parentheses.

-iii-

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

-iv-

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Our Holding Company Structure and Historical Contractual Arrangements with the Former Consolidated VIEs

AIFU Inc. is a Cayman Islands holding company primarily operating in China through our PRC subsidiaries, including Zhonglian Enterprise and Xinlian Information, and their subsidiaries in which we hold equity ownership interests. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in value-added telecommunication services, and therefore prior to December 27, 2024 we operated our internet-based insurance distribution business through Xinbao Investment, and Fanhua RONS Technologies, which we refer to as the former consolidated VIEs in this annual report. There were historical contractual arrangements among (x) our wholly-owned PRC subsidiaries Fanhua Group Company and Fanlian Investment, (y) the former consolidated VIEs, and (z) the individual nominee shareholders of the former consolidated VIEs  (the “Contractual Arrangements”). Except for 49% equity interests that we previously held in Xinbao Investment, neither AIFU nor its investors has had an equity ownership in, direct foreign investment in, or control, other than as defined under U.S. GAAP, through contractual arrangements with, the former consolidated VIEs. The contractual arrangements were not equivalent to an equity ownership in the business of the former consolidated VIEs and their subsidiaries in China. Investors in our ordinary shares were not purchasing, and did not directly hold all equity interests in the former consolidated VIEs. As used in this annual report, “we,” “us,” or “our” refers to AIFU Inc. and its subsidiaries.

Our historical contractual agreements included:(i) technology consulting and service agreements and consulting and service agreements, which enabled us to receive all of the economic benefits of the former consolidated VIEs and their subsidiaries, (ii) loan agreements, powers of attorney and equity pledge agreements, which provided us with effective control over the former consolidated VIEs and their subsidiaries, and (iii) exclusive purchase option agreements, which provided us with the option to purchase all of the equity interests in the consolidated VIEs, and(iv) equity pledge agreements, in combination of the aforementioned loan agreements, we are able to control over the former consolidated VIEs and their subsidiaries. As a result of the Contractual Arrangements, we were able to direct the activities of and derive economic benefits from the former consolidated VIEs and were considered the primary beneficiary of the former consolidated VIEs for accounting purposes. Accordingly, we have consolidated the financial results of the former consolidated VIEs in our consolidated financial statements in accordance with U.S. GAAP. The external revenues contributed by the former consolidated VIEs accounted for 3.8%, 6.8% of our total revenues for the years of 2023 and 2024, respectively.

In December 2024, as part of the share exchange transaction with BGM Group Ltd. (“BGM”), our beneficial ownership in Xinbao Investment and RONS Technologies was transferred to BGM in exchange of shares of BGM (“Share Exchange”). The Contractual Arrangements were subsequently terminated. As a result, Xinbao Investment and RONS Technologies have been deconsolidated from our consolidated financial statements since December 31, 2024. As of the date of this annual report, our operations in China are conducted by our PRC subsidiaries and we do not have any VIE structure.

In the opinion of the Company’s PRC legal counsel, (i) the ownership structure relating to the former consolidated VIEs of the Company did not violate the existing PRC laws and regulations; (ii) the Contractual Arrangements with the former consolidated VIEs and the individual shareholders were legal, valid and binding obligation of such party, and enforceable against such party in accordance with their respective terms; and (iii) the execution, delivery and performance of the former consolidated VIEs and their respective shareholders did not result in any violation of the provisions of the articles of association and business licenses of the former consolidated VIEs, and any violation of any current PRC laws and regulations.

We face various legal and operational risks and uncertainties relating to doing business in China. We operate our business primarily in China, and are subject to complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals in connection with a future offering of our securities to foreign investors, oversight on cybersecurity and data privacy, and the expanding efforts in anti-monopoly enforcement. For example, recent regulatory actions undertaken by the PRC government, including the recent enactment of China’s new Data Security Law, the Cybersecurity Law of the PRC (Draft for Second Round of Public Comments), the Measures for Cybersecurity Review (Revised Draft for Comments), Personal Information Protection Law, Provisional Administrative Measures on Overseas Offering and Listing of Securities by Domestic Companies (“New Overseas Listing Rules”) with five Guidelines on Application of Regulatory Rules and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments, or carry out future offering and listing of securities on the U.S. or other foreign exchanges. These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or completely hinder our future offering of securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

However, the PRC government has issued statements and regulatory actions relating to areas such as approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. For example, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released (the “New Overseas Listing Rules”) with five guidelines, which took effect on March 31, 2023. We may be required to make filings with the CSRC for applicable securities offerings. In connect with our previous issuance of securities to foreign investors, as advised by our PRC legal counsel, Hai Run Law Firm, although we are required to complete the filing procedure within three days after the completion of the overseas offering, (i) no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection regarding the offerings from the CSRC, the Cyberspace Administration of China (“CAC”), or any other PRC authorities that have jurisdiction over our operations; (ii) we are not required to obtain permissions from the CSRC; (iii) we are not required to apply for a cybersecurity review with the CAC; and finally (iv) we have neither received nor been denied such requisite permissions by any other PRC authority.

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

Assets Transfer Occurred Between AIFU Inc., its Subsidiaries and the Former Consolidated VIEs

Under the former Contractual Arrangements, Fanhua Group Company and Fanlian Investment provided consultation and training services to the former consolidated VIEs and were entitled to receive service fees from the former consolidated VIEs in exchange. The former Contractual Arrangements provided that the former consolidated VIEs shall pay a quarterly fee calculated primarily based on a percentage of its revenues.

Technology consulting and service agreements were entered into between (i) Fanhua Group Company and (ii) Xinbao Investment and each of its subsidiaries on March 1, 2022 and consulting and service agreements were entered into between (i) Fanlian Investment and (ii) Fanhua RONS Technologies and each of its subsidiaries. No service fees have been incurred in 2024 and 2025. The cash flows occurred between our subsidiaries and the former consolidated VIEs  included the following: (1) cash received by the former VIEs from our subsidiaries as inter-company advances amounted to RMB39.4 million, RMB46.8 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively; and (2) net commissions received by our subsidiaries from the former consolidated VIEs offset by technology services paid by our subsidiaries to the former consolidated VIEs amounted to RMB56.7 million, RMB34.5 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

Financial Information Related to the VIEs

The following tables set forth the summary of the consolidated statement of income and cash flows for the years ended December 31, 2023 and 2024 of the Parent, our wholly foreign-owned subsidiaries  (“WFOEs”), or Fanhua Group Company and Fanlian Investment, that were the primary beneficiaries of the former consolidated VIEs under accounting principles generally accepted in the United States, or U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries and the former consolidated VIEs and their subsidiaries. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our and the former consolidated VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the year ended December 31, 2024
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total
	(RMB in thousands)
Total net revenues	—	178,697	—	1,279,788	(126,707)	1,331,778
Third-party revenues	—	123,593	—	1,208,185	—	1,331,778
Intra-Group revenues	—	55,104	—	71,603	(126,707)	—
Total operating costs and expenses	(46,159)	(164,218)	(15,775)	(1,679,451)	126,707	(1,778,896)
Third-party operating costs and expenses	(46,159)	(92,617)	(15,773)	(1,624,347)	—	(1,778,896)
Intra-Group operating costs and expenses	—	(71,601)	(2)	(55,104)	126,707	—
Income (loss) from operations	(46,159)	14,479	(15,775)	(399,663)	—	(447,118)
Interest income, net	353	1,422	10,566	2,751	—	15,092
Investment income	5,095	—	23,131	14,062	—	42,288
Gains (Losses) from fair value change of a short term investment	4,089	—	—	(82,588)	—	(78,499)
Gain from the disposal of subsidiaries	—	—	2,635	894,671	—	897,306
Others, net	3,844	5,581	(47,970)	10,784	—	(27,761)
Share of income from subsidiaries and the VIEs and VIEs’ subsidiaries	487,738	—	12,327	—	(500,065)	—
Share of income of affiliates, net of impairment	—	—	—	(5,052)	—	(5,052)
Income tax expenses	—	(612)	—	(91,342)	—	(91,954)
Net (loss) income from continuing operations	454,960	20,870	(15,086)	343,623	(500,065)	304,302
Net income from discontinued operations, net of tax				5,172		5,172
Net income (loss)	454,960	20,870	(15,086)	348,795	(500,065)	309,474

	For the year ended December 31, 2023
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total

Total net revenues	—	168,965	—	2,718,767	(127,284)	2,760,448
Third-party revenues	—	122,880	—	2,637,568	—	2,760,448
Intra-Group revenues	—	46,085	—	81,199	(127,284)	—
Total operating costs and expenses	(24,645)	(182,156)	(29,953)	(2,472,510)	125,289	(2,583,975)
Third-party operating costs and expenses	(24,645)	(100,956)	(29,953)	(2,428,421)	—	(2,583,975)
Intra-Group operating costs and expenses	—	(81,200)	—	(44,089)	125,289	—
Income (loss) from operations	(24,645)	(13,191)	(29,953)	246,257	(1,995)	176,473
Interest income, net	1,201	1,182	7,934	4,688	—	15,005
Investment income	10,359	—	21,105	16,786	—	48,250
Gains from fair value change of a short term investment	6,650	—	—	96,217	—	102,867
Others, net	—	409	4,355	1,408	—	6,172
Share of income from subsidiaries and the VIEs and VIEs’ subsidiaries	285,595	—	194,973		(480,568)	—
Share of income (loss) of affiliates, net of impairment	1,317	—	—	(2,634)	—	(1,317)
Income tax expenses	—	(1,485)	—	(57,721)	—	(59,206)
Net (loss) income from continuing operations	280,477	(13,085)	198,414	305,001	(482,563)	288,244
Net income from discontinued operations, net of tax				855		855
Net income (loss)	280,477	(13,085)	198,414	305,856	(482,563)	289,099

Note:

(1)	The elimination mainly represents (i) the intercompany service fee related to agency services for distributing life insurance products and non-life insurance products on behalf of insurance companies provide by consolidated affiliated entities to subsidiaries and (ii) the intercompany service fee related to technology services provided by our consolidated variable interest entities to our subsidiaries.

	For the year ended December 31, 2024
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Cash flows from operating activities:	(22,904)	(32,908)	33,079	165,585	—	142,852
Net cash (used in) generated from transactions with external parties	(22,904)	1,618	33,079	131,059	—	142,852
Net cash (used in) generated from transactions with internal companies	—	(34,526)	—	34,526	—	—
Cash flows from investing activities:	(3,937)	(25,182)	(650,466)	(410,622)	653,617	(436,590)
Net cash generated from (used in) transactions with external parties	(15,024)	(25,182)	(650,466)	254,082	—	(436,590)
Net cash generated from (used in) transactions with internal companies	11,087	—	—	(664,704)	653,617	—
Cash flows from financing activities:	(5,642)	46,797	617,403	(69,330)	(653,617)	(64,389)
Net cash (used in) generated from transactions with external parties	(5,642)	—	—	（58,747)	—	(64,389)
Net cash generated from (used in) transactions with internal companies	—	46,797	617,403	(10,583)	(653,617)	—

	For the year ended December 31, 2023
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Cash flows from operating activities:	(36,520)	(52,983)	6,620	184,670	—	101,787
Net cash (used in) generated from transactions with external parties	(36,520)	3,754	6,620	127,933	—	101,787
Net cash (used in) generated from transactions with internal companies	—	(56,737)	—	56,737	—	—
Cash flows from investing activities:	20,092	(20,095)	384,002	(177,970)	(451,849)	(245,820)
Net cash generated from (used in) transactions with external parties	30,097	(20,095)	384,002	(639,824)	—	(245,820)
Net cash (used in) generated from transactions with internal companies	(10,005)	—	—	461,854	(451,849)	—
Cash flows from financing activities:	(29,044)	39,359	(502,207)	137,731	451,849	97,688
Net cash (used in) generated from transactions with external parties	(29,044)	—	—	126,732	—	97,688
Net cash generated from (used in) transactions with internal companies	—	39,359	(502,207)	10,999	451,849	—

Filing Procedures Required from the PRC Authorities for Offering Securities to Foreign Investors

Under applicable laws of mainland China, we and our mainland China subsidiaries may be required to complete certain filing procedures with the CSRC, in connection with future offering and listing in an overseas market, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities.  If we fail to complete such filing procedures for any future offshore offering or listing, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the CSRC or other mainland China regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. In addition, we are required to submit a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, a change of control or voluntary or mandatory delisting. As of the date of this annual report, we have completed such filing procedures in connection with (i) the issuance of 2,500,000 Class B ordinary shares of the Company (giving effect to the Share Consolidation) to two investors on January 2, 2025; (ii) issuance of 10,000,000 Class A ordinary shares in relation to a private placement and warrant offering to certain investors on July 23, 2025; (iii) issuance of 5,000,000 Class B ordinary shares to one investor on December 22, 2025; and (iv) issuance of 102,578,839 Class A ordinary shares in relation to the acquisition of Nova Lumina Limited on January 9, 2026,

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and acquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers. We must file with the CSRC within three business days after the issuance, and also may be required to go through cybersecurity review under the new laws and the draft laws and regulations of mainland China if authorities identifying us as a critical information infrastructure operator or requiring us to going through review by the CAC, which remains unclear. And, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures.”

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

For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If the PCAOB determines in the future that it is unable to inspect and investigate completely our auditor, or the PCAOB expands the scope of its determination so that we are subject to the HFCA Act, we and our investors may be deprived with the benefits of such inspections, which could cause investors and potential investors in our ordinary shares to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.”; and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Summary of Risk Factors

Investing in our shares involves a high degree of risk. You should carefully consider the risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase our shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings:

Risks Related to Our Business and Industry

●	We may not be successful in implementing our refined growth strategy or pursuing new growth opportunities, which could adversely affect our business and financial results.

●	If and when our contracts with insurance companies are suspended or changed, our business and operating results will be materially and adversely affected;

●	If we fail to attract and retain productive agents, especially entrepreneurial agents, our business and operating results could be materially and adversely affected;

●	Failure of our digitalization and technology initiatives could materially and adversely affect our business, financial condition, and results of operations.

●	All of our personnel engaging in insurance agency activities are required under relevant PRC regulations to register with the NFRA’s Insurance Intermediaries Regulatory Information System. If our sales personnel fail to finish practice registration, our business may be materially and adversely affected;

●	Changes in the regulatory environment in China have materially affected, and may continue to materially and adversely affect, our business and results of operations

●	We may be unsuccessful in identifying suitable acquisition candidates, completing acquisitions, integrating acquired companies or the acquired companies may not perform to our expectations, which could adversely affect our growth;

●	Competition in our industry is intense and, if we are unable to compete effectively with both existing and new market participants, we may lose customers, and our financial results may be negatively affected; and

●	Because the commission and fee we earn on the sale of insurance products is based on premiums, commission and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on our results of operations.

Risks Related to Our Corporate Structure

●	AIFU Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries. It historically also operated a small part of its business through Contractual Arrangements with our former consolidated VIEs until December 27, 2024. If the PRC government determines that the historical contractual arrangements with the former consolidated VIEs did not comply with the regulations of mainland China, or if these regulations change or are interpreted differently in the future, our shares may decline in value or become worthless.

●	The historical Contractual Arrangements we have entered into with our former consolidated VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

●	The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the shares and the business of us face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations;

●	We are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless;

●	It is unclear whether we will be subject to the oversight of the Cyberspace Administration of China and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment;

●	The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our shares;

Risks Related to Doing Business in China

●	The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and acquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers. We must file with the CSRC within three business days after the issuance, and also may be required to go through cybersecurity review under the new laws, and the draft laws and regulations of mainland China if authorities identifying us as a critical information infrastructure operator or requiring us to going through review by the CAC, which remains unclear, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures;

●	Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain;

●	A downturn in the Chinese or global economy could have a material adverse effect on our business;

●	Governmental control of currency conversion may affect the value of your investment;

●	The PRC Enterprise Income Tax Law may increase the enterprise income tax rate applicable to some of our PRC subsidiaries, which could have a material adverse effect on our result of operations;

●	Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations;

●	We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business; and

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity, or otherwise adversely affect us. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors and employees and other parties under PRC law.

Risks Related to Our Ordinary Shares

●	The PCAOB had historically been unable to inspect our auditors in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditors in the past has deprived our investors with the benefits of such inspections;

●	Our shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment;

●	The trade price of our shares may be volatile;

●	Under our dual-class share structure with different voting rights, holders of Class B ordinary shares have complete control of the outcome of matters put to a vote of shareholders, which may limit ability of holders of our Class A ordinary shares to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial;

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares;

●	We may need additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our shareholders; and

●	Substantial future sales or perceived potential sales of our ordinary shares or other equity securities in the public market could cause the price of our shares to decline.

A. [Reserved]

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We may not be successful in implementing our refined growth strategy or pursuing new growth opportunities, which could adversely affect our business and financial results.

Our financial performance depends on our ability to successfully execute our refined strategic focus while also identifying and developing new growth opportunities. In 2025, we undertook significant strategic actions to streamline our operations, including the disposal of our online insurance distribution platform and our claims adjusting business, as well as the termination of our open platform services initiative. As a result, our operations are now more concentrated, and our future growth is increasingly dependent on the effectiveness of this more focused operating model.

We are continuing to invest in strengthening our core insurance distribution capabilities, including developing high-caliber insurance advisor teams and enhancing our digital platform to improve agent productivity and customer engagement. At the same time, we may explore and invest in new or adjacent business areas, technologies or service offerings to drive future growth and diversify our revenue sources. Such initiatives may include expanding our service offerings, leveraging technology to enhance customer solutions, or pursuing strategic partnerships, investments or acquisitions.

These initiatives, whether within our core business or in new areas, require significant management attention and financial resources, and there can be no assurance that they will be successfully implemented or generate the anticipated benefits. New business initiatives may involve unfamiliar operational, regulatory and competitive challenges, and may not achieve market acceptance or expected returns. In addition, any investments in new areas could divert resources from our core operations and may expose us to additional risks.

If we are unable to successfully implement our strategic initiatives, whether within our core business or in new areas, or if our efforts fail to generate expected results, our business, financial condition and results of operations could be materially and adversely affected.

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

For the year ended December 31, 2025, our top five insurance company partners were Sinatay Life Insurance Co., Ltd., or Sinatay, Aeon Life Insurance Co., Ltd., or Aeon, and Ruizhong Life Insurance Co., Ltd., or Ruizhong, Aviva-COFCO Life insurance Co., Ltd., or Aviva-COFCO, Greatwall Life Insurance Co., Ltd or Greatwall, by net revenues. Among these top five partners, Sinatay accounted for 13.5% of our total net revenues excluding estimated renewal commissions in 2025.

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

As of December 31, 2025, we had 42,170 registered sales agents. If we are unable to attract and retain the core group of highly productive sales agents, particularly entrepreneurial agents, our business could be materially and adversely affected. Competition for sales personnel from insurance companies and other insurance intermediaries may also force us to increase the compensation of our sales agents, which would increase operating costs and reduce our profitability.

Failure of our digitalization and technology initiatives could materially and adversely affect our business, financial condition and results of operations

We have made significant investments in digital technologies to support our operations, enhance agent productivity and improve customer experience. Our digital platforms are central to our business model. Following the disposal of our proprietary online insurance distribution operations, we have increased our reliance on third-party service providers for the maintenance, development and technical support of certain of these systems.

Our digitalization initiatives are subject to significant uncertainties and depend on factors beyond our control. Our reliance on third-party service providers exposes us to risks relating to their performance, service quality, financial condition and compliance with applicable standards. Any failure or disruption in services provided by these third parties could impair the functionality, security or availability of our platforms.

Our ability to realize the expected benefits of our technology investments also depends on effective adoption and utilization by our sales agents and customers. If our digital tools are not widely adopted or fail to improve productivity, efficiency or customer engagement, our operating performance may be adversely affected. In addition, we face increasing competition from insurers and intermediaries with strong digital capabilities, which may further limit the effectiveness of our technology investments.

Our technology ecosystem is also subject to risks relating to system performance, reliability and cybersecurity. Any system failure, service interruption or data breach could result in operational disruptions, regulatory penalties, reputational harm and legal liabilities. In addition, compliance with evolving data protection, cybersecurity and technology-related regulations, particularly in the context of outsourced services, may increase our costs and operational complexity.

If we are unable to effectively implement, maintain or enhance our digitalization initiatives or manage the associated risks, our business, financial condition and results of operations could be materially and adversely affected.

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

We operate in a highly regulated industry. In exercising its authority, the the National Financial Regulatory Administration (the “NFRA” is given wide discretion, and the administration, interpretation and enforcement of the laws and regulations applicable to us involve uncertainties that could materially and adversely affect our business and results of operations. Not only may the laws and regulations applicable to us change rapidly, but it may also sometimes be unclear how they apply to our business. Any failure of our products or services to comply with these laws and regulations could result in substantial civil or criminal liability, adversely affect demand for our services, invalidate all or a portion of our customer contracts, require us to change or terminate some of our businesses, require us to refund a portion of our services fees, or cause us to be disqualified from serving customers, and therefore could have a material and adverse effect on our business.

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

Changes in the regulatory environment in China have materially affected, and may continue to materially and adversely affect, our business and results of operations

The insurance industry in China is subject to extensive and evolving regulation. In recent years, regulatory authorities have implemented stricter requirements relating to insurance product pricing, commission structures, sales practices, expense management and sales force qualification. These changes have materially affected our business and may continue to adversely impact our revenue growth, profitability, cash flows and competitive position if we are unable to adapt effectively.

In particular, the National Financial Regulatory Administration has tightened pricing controls on life insurance products, including lowering pricing interest rate caps and introducing dynamic pricing mechanisms linked to market benchmarks. These measures have led to fluctuations in market demand, reduced product attractiveness and disruptions in product supply. As an insurance intermediary, we depend on insurance companies for product availability, and further pricing adjustments may limit the range or volume of products available for distribution, adversely affecting our sales performance.

Regulatory authorities have also imposed stricter controls on insurance distribution expenses and commission structures, including requirements to align actual expenses with filed expense ratios. These measures have resulted in reductions in commission rates paid to intermediaries such as us, negatively affecting our revenues. Continued enforcement or further tightening of these requirements may place additional pressure on our margins and affect our ability to attract and retain sales personnel.

In addition, recent reforms to the personal marketing system for life insurance emphasize enhanced professional standards, deferred commission payment structures, commission clawback mechanisms and strengthened compliance requirements. These developments may increase uncertainty in revenue recognition and cash flow timing, raise compliance costs and contribute to greater income volatility.

The regulatory framework governing China’s insurance industry remains subject to further change and evolving interpretation. Future regulatory actions may impose additional restrictions on pricing, commissions, product offerings or distribution models. If we fail to respond to these developments in a timely and effective manner, our business, financial condition and results of operations could be materially and adversely affected.

We may be unsuccessful in identifying suitable acquisition candidates, completing acquisitions, integrating acquired companies or the acquired companies may not perform to our expectations, which could adversely affect our growth.

Our growth strategy includes selective acquisition. We expect a portion of our future growth to come from acquisitions of high-quality assets that are complementary to our existing business or can further broaden our service offerings. There is no assurance that we can successfully identify suitable acquisition candidates. Even if we identify suitable candidates, we may not be able to complete an acquisition on terms that are commercially acceptable to us. In addition, we compete with other entities to acquire high-quality independent insurance intermediaries. Many of our competitors may have substantially greater financial resources than we do and may be able to outbid us for these acquisition targets. If we are unable to complete acquisitions, our growth strategy may be impeded and our earnings or revenue growth may be negatively affected.

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

We are primarily engaged in insurance agency businesses and derive revenues primarily from commissions and fees paid by the insurance companies whose policies our customers purchase. Our commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge or the amount recovered by insurance companies. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies. In recent years, regulatory measures affecting insurance product pricing and insurance distribution expenses, including requirements that actual commissions and expenses align with filed expense structures, have constrained insurers’ pricing and commission flexibility and led to reductions in commission rates across certain products and distribution channels. These factors, which are not within our control, include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products such as government benefits and self-insurance plans, as well as the tax deductibility of commissions and fees and the consumers themselves. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by NFRA.

Because we do not determine, and cannot predict, the timing or extent of premium or commission and fee rate changes, we cannot predict the effect any of these changes may have on our operations. Further regulatory-driven adjustments to pricing or commission structures could reduce premiums, commission rates or policy sales volumes, which would directly reduce our commission and fee income. Any decrease in premiums or commission and fee rates may significantly affect our profitability. In addition, our budget for future acquisitions, capital expenditures and other expenditures may be disrupted by unexpected decreases in revenues caused by decreases in premiums or commission and fee rates, thereby adversely affecting our operations.

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

Our future success depends heavily upon the continuing services of the members of our senior management team and other key personnel, in particular, Ms. Mingxiu Luan, or Ms. Luan, our vice chairwoman of the board of directors and chief executive officer, Mr. Huaguang Huang, or, Mr. Huang, our chief financial officer. If one or more of our senior executives or other key personnel, are unable or unwilling to continue in their present positions, we may not be able to replace them easily, or at all. As such, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel in our industry is intense because of a number of factors including the limited pool of qualified candidates. We may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. As is customary in the PRC, we do not have insurance coverage for the loss of our senior management team or other key personnel.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2023 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that our internal control over financial reporting was effective as of December 31, 2023. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002, which could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. Moreover, if we are not able to conclude that we have effective internal control over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ordinary shares. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

If we are required to write down goodwill, our financial condition and results may be materially and adversely affected.

When we acquire a business, the amount of the purchase price that is allocated to goodwill is determined by the excess of the fair value of purchase price and any controlling interest over the net identifiable tangible assets acquired. Our management performs impairment assessments annually and in 2024 and 2025 we recognized a goodwill and intangible asset impairment loss of RMB404.1million and nil, respectively. Under current accounting standards, if we determine that goodwill is impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. As we implement our growth strategy through acquisitions, goodwill and intangible assets may comprise a large percentage of our shareholders’ equity.Any future write-down related to such goodwill may materially and adversely affect our shareholders’ equity and financial results.

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

We derive a significant portion of net revenues from distributing insurance products supplied by our important insurance company partners. Among the top five of our insurance company partners, Sinatay accounted for 13.5% of our total net revenues excluding estimated renewal commissions in 2025.

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

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by some investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S.-listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Some of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting or subject to internal and external investigations into the allegations. We had been targeted by short selling reports in the past and became subject to class action lawsuits which were subsequently dismissed or settled. Shortselling firms or others may in the future publish additional short seller reports with respect to our business, officers, directors and shareholders, and we may become subject to other unfavorable allegations, which might cause further fluctuations in the trading price of our Class A ordinary shares. Such volatility in our share price could subject us to increased risk of securities class action lawsuits or derivative actions.

Any future class action lawsuit against us, whether or not successful, could harm our reputation and restrict our ability to raise capital. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Even if such allegations are ultimately proven to be groundless, the allegations or the process of dealing with them could severely impact our business operations and stockholder’s equity, and any investment in our Class A ordinary shares could be greatly reduced.

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

We may pursue bank borrowings from time to time to fund our operations and optimize our capital structure. For example, in 2023, we obtained a bank loan facility of RMB200.0 million, with an interest rate of 3.5% payable within one year. The borrowing and interests were repaid in full in February 2025 and in August 2025, a new bank loan facility of RMB74.0 million was obtained, with an interest rate of 3.5% payable within one year. Our ability to repay bank borrowing is dependent on our financial performance, including our ability to generate sufficient cash flows from operations. Factors such as declining revenues, increasing expenses, or unexpected losses could affect our ability to meet payment obligations. In addition, economic conditions and market fluctuations may impact our ability to access capital markets for refinancing or raising additional funds to repay bank borrowing. Failure to repay bank borrowing could cause reputation damage, operational disruption, and legal consequences and affect our financial stability, which could adversely affect our financial conditions and hinder our ability to fund growth opportunities and strategic initiatives.

We are exposed to risks associated with uncertainty in collectability of loan receivables and other receivables

We may extend loans to our affiliates or third parties from time to time, and may generate other receivables in the ordinary course of business, which exposes us to the risk of non-payment or delayed payment as well as impairment risk. Despite our thorough evaluation of borrowers’ creditworthiness, economic conditions, and other relevant factors, there is no assurance that all receivables will be collected in full and on time. As of December 31, 2025, our outstanding loan receivable from third parties amounted to RMB804.8 million and other receivables including consideration receivable from disposal of long-term investments amounted to RMB813.7 million. Because certain receivables were not collected in accordance with their original terms, we increased provision for expected credit losses. As of December 31, 2025, the allowance for expected credit losses amounted to RMB1,574.0 million. However, this allowance may not be sufficient to cover future losses, and additional provisions may be required.

The collectability of our loan receivables and other receivables may depend on a number of factors, many of which are beyond our control, including but not limited to economic conditions, market conditions, regulatory risks, or operational failures of the borrowers which could adversely affect the ability of borrowers to repay their loans. The creditworthiness of borrowers may deteriorate over time due to changes in financial circumstances, industry-specific factors, or other reasons.

Although certain receivables may be secured by collateral, there can be no assurance that such collateral will maintain its value or be sufficient to satisfy outstanding loan balances in the event of default, or that we will be able to enforce our rights in a timely or cost-effective manner. Any further deterioration in the credit quality of such receivables could result in additional impairment charges, which would adversely affect our financial condition, results of operations, and cash flows.

Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which primarily depend on earning and maintaining the trust and confidence of current or potential clients, are critical to our business. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, as well as costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third-parties, employee, sales agent, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. We may be adversely affected by negative publicity, even if such publicity is unfounded or unrelated to our actual operations. For example, in October 2024, certain media outlets reported on defaults of financial products issued by a third-party private equity firm. These reports, which associated AIFU’s name with these products, have generated negative publicity. Although the Company never issued, sold, or guaranteed any of these financial products, this negative publicity has impacted market perception of our Company and brand. In addition, any perception that the quality of our product recommendations and services may not be the same as or better than that of insurance companies, or other insurance brokers can also damage our reputation. Moreover, any negative media publicity about the insurance industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Risks Related to Our Corporate Structure

AIFU Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries. It historically also operated a small part of its business through Contractual Arrangements with our Former Consolidated VIEs until December 27, 2024. If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with the regulations of mainland China, or if these regulations change or are interpreted differently in the future, our shares may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.

We are a Cayman Islands holding company that conducts our operations in China primarily through our subsidiaries. Historically, we conducted a portion of our business through contractual arrangements with our former consolidated VIEs, and their respective shareholders, in order to comply with PRC laws and regulations that restrict foreign ownership in value-added telecommunications services.

Although we terminated these contractual arrangements in December 2024 in connection with a business restructuring and no longer rely on a VIE structure, there can be no assurance that the relevant PRC regulatory authorities will not take the view that our historical VIE structure or contractual arrangements did not comply with applicable PRC laws and regulations. PRC laws and regulations governing VIE structures are subject to evolving interpretation, and there remain uncertainties regarding their enforcement.

If the PRC government were to determine that our historical VIE structure or contractual arrangements were non-compliant, or if applicable laws and regulations were interpreted or applied retroactively, we could be subject to regulatory actions or penalties, including fines or other sanctions. In addition, we could be required to make adjustments to our historical financial statements for the periods during which the VIE structure was in place.

Any such actions could adversely affect our financial condition, results of operations and reputation, and could cause the value of our securities to decline.

The Historical Contractual arrangements we have entered into with our former consolidated VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

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

The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in our shares and our business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations.

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

We are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

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

The occurrence of any of these events may materially and adversely affect our business and prospects and may result in a material change in our operations and/or the value of our shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors.

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

Our PRC legal counsel is of the view that there is a relatively low likelihood that we will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors, given that: (i) we have not been recognized as critical information infrastructure operators; (ii) data processed in our system do not have an impact or potential impact on national security; and (iii) the Cybersecurity Review Measures require operators of online platforms that hold personal information of more than one million users to file a cybersecurity review with the Cybersecurity Review Office when they go public abroad. On February 17, 2023, the CSRC released the New Overseas Listing Rules and five guidelines, or collectively, the Filing Rules, which came into effect on March 31, 2023, pursuant to the new rules, China-based issuers that seek to offer, list their securities or refinancing in an overseas market, are required to fulfill relevant filing procedure and report relevant information to the CSRC, and other pre-procedure of relevant regulatory authorities before filing to CSRC, including but not limited to CAC. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted and whether the PRC regulatory agencies, including the CAC and the CSRC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the New Overseas Listing Rules. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and minimize the adverse effect of such laws on us. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws.

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

As there remain uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital raising activities, and may be subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors.

The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our shares.

We currently conduct our business in China primarily through our PRC subsidiaries, including Fanhua Group Company and its subsidiaries in which we hold equity ownership interests. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it regulates and may intervene our operations at any time, which could result in a material adverse change in our operation and/or the value of our shares. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of us and our business face potential uncertainty from actions taken by the PRC government.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China primarily through our PRC subsidiaries. In order to provide additional funding to our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any loans we make to any of our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), namely, Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd., or Zhonglian Enterprise, and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., or Xinlian Information, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the amount of a foreign-invested enterprise’s registered capital represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK300 million (US$38.3 million) in foreign debts as of March 31, 2026. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

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

The New Overseas Listing Rules released on February 17, 2023, or New Filing Rules, establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the New Overseas Listing Rules, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, issuance of convertible bonds, offshore relisting after go-private transactions and other equivalent offing activities. In addition, after a domestic company has offered and listed securities in an overseas market, it is required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. According to the New Overseas Listing Rules, the Company shall be deemed to be a domestic enterprise indirectly listed overseas. However, from March 31, 2023, enterprises that have been listed overseas shall constitute existing enterprises and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct future offshore offerings or capital raising activities or are involved in other circumstances that require filing with the CSRC.

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

Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Under our current corporate structure, the primary source of our income at the holding company level is dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign-currency-denominated obligations. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency needs, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our shares.

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

According to the EIT Law and related regulations, such as the Circular on Issues Regarding Tax-related Preferential Policies for Further Implementation of Western Development Strategy jointly issued by the State Ministry of Finance, General Administration of Customs, and State Taxation Administration enterprises located in the western China regions that fall into the encouraged industries are entitled to 15% EIT preferential tax treatment from January 1, 2011 to December 31, 2020. The preferential tax treatment is subsequently extended to December 31, 2030, according to No. 23 Announcement Concerning the Extension of the EIT Policies for Enterprises Located in Western China issued by the Ministry of Finance on April 23, 2020. The preferential tax rates enjoyed by some of our PRC subsidiaries incorporated in such regions, will increase to the uniform 25% EIT rate after 2030. An increase in the EIT rates for those entities pursuant to the EIT Law could result in an increase in our effective tax rate, which could materially and adversely affect our results of operations.

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

Pursuant to PRC Rules, if we are regarded as a resident enterprise, the dividends we receive from our PRC subsidiaries will be exempt from the EIT. If, however, we are not regarded as a resident enterprise, our PRC subsidiaries will be required to pay a 5% or 10% withholding tax, as the case may be, for any dividends they pay to us. As a result, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders, could be materially reduced.

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

As of December 31, 2025, the aggregate undistributed earnings of our subsidiaries in the PRC that are available for distribution were RMB1.0 billion (US$148.2 million). Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

On December 25, 2006, the People’s Bank of China, or the PBOC, promulgated the Measures for the Administration of Individual Foreign Exchange, and on January 5, 2007, the SAFE further promulgated implementation rules for those measures. We refer to these regulations collectively as the Individual Foreign Exchange Rules. The Individual Foreign Exchange Rules became effective on February 1, 2007. According to these regulations, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options became subject to the Individual Foreign Exchange Rules upon the listing of our shares on the Nasdaq.

On February 15, 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or the No. 7 Notice, which supersedes the Operation Rules on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule, in its entirety and immediately became effective upon circulation. No. 7 Notice covers all forms of equity compensation plans including employee stock ownership plans, employee stock option plans and other equity compensation plans permitted by relevant laws and regulations. According to the No. 7 Notice, all participants of such plans who are PRC citizens shall register with and obtain approvals from local SAFE branch prior to their participation in the equity incentive plan of an overseas listed company. Domestic individuals, which include any directors, supervisors, senior managerial personnel or other employees of a domestic company who are PRC citizens (including citizens of Hong Kong SAR, Macau SAR and Taiwan) or foreign individuals who consecutively reside in the territory of PRC for one year, who participate in the same equity incentive plan of an overseas listed company shall, through the domestic companies they serve, collectively entrust a domestic agency to handle issues like foreign exchange registration, account opening, funds transfer and remittance, and entrust an overseas institution to handle issues like an exercise of options, purchasing and sale of related stocks or equity, and funds transfer. As an overseas publicly listed company, we and our employees who have been granted stock options or any type of equity awards may be subject to the No. 7 Notice. If we or our employees who are subject to the No. 7 Notice fail to comply with these regulations, we may be subject to fines and legal sanctions, which will depend on how the SAFE interprets, applies and enforces Circular 7. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—SAFE Regulations on Employee Share Options.”

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

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We rely on dividends and other fees paid to us by our subsidiaries in China. Any significant appreciation or depreciation of the RMB against the U.S. dollar may affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our shares in U.S. dollars. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into the RMB, as the RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our reported earnings, and may adversely affect the price of our shares.

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

Risks Related to Our Ordinary Shares

We may be unable to comply with the applicable continued listing requirements of Nasdaq.

Our Class A ordinary shares are currently listed on Nasdaq. In order to maintain this listing, we must satisfy minimum financial and other continued listing requirements and standards, including a minimum closing bid price requirement of $1.00 per share. On February 24, 2025, we received a notification from Nasdaq stating that the closing bid price of our ADSs previously representing our Class A ordinary shares had been below $1.00 per share for 30 consecutive business days, which is below the requirement set forth in Nasdaq Listing Rule 5450(a)(1). We had been provided with a compliance period of 180 calendar days to regain compliance with the Minimum Bid Price Requirement. .In order to regain compliance with the minimum bid price requirement, on May 21, 2025, we implemented a Share Consolidation, consolidating every 400 ordinary shares into one ordinary shares. On June 5, 2025, Nasdaq provided confirmation to the Company that for the last 10 consecutive business days, from May 21, 2025 to June 4, 2025, the closing bid price of the Company’s shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5450(a)(1) and the matter is now closed.

However, under recent amendments to Nasdaq’s continued listing standards, a company that has effected a Share Consolidation in order to regain compliance with the minimum bid price requirement is no longer eligible for an additional 180-day compliance period if it subsequently falls out of compliance with the minimum bid price requirement pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv)). As a result, if in the future the closing bid price of our Class A ordinary shares again falls below $1.00 per share for 30 consecutive business days, we may be subject to delisting proceedings without the benefit of an additional compliance or cure period.

There can be no assurance that we will be able to maintain compliance with the minimum bid price requirement or other applicable Nasdaq continued listing standards in the future. If our Class A ordinary shares are delisted from Nasdaq and we are unable to list our securities on another national securities exchange, trading of our Class A ordinary shares would likely occur on an over-the-counter market. In such event, liquidity for our securities could be materially reduced, price volatility could increase, and it could become more difficult for investors to sell their shares or obtain accurate market quotations, any of which could adversely affect the market price of our Class A ordinary shares and our ability to raise capital.

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

Our current auditor, Enrome LLP,is an independent registered public accounting firm with the PCAOB, and, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome LLP is headquartered in Singapore, and the PCAOB performed an onsite inspection in April 2025; however, Enrome LLP is still awaiting the results of the inspection as of the date of this Annual Report.

Our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

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

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong SAR. The PCAOB also vacated its previous determinations issued in December 2021.Our current auditor, Enrome LLP, is an independent registered public accounting firm with the PCAOB, and, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome LLP is headquartered in Singapore, and the PCAOB performed an onsite inspection in April 2025; however, Enrome LLP is still awaiting the results of the inspection as of the date of this Annual Report..

However, each year, the PCAOB determines whether it can inspect and investigate completely audit firms in mainland China and Hong Kong SAR, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong SAR and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. The prospect and implications of possible regulation on this subject, in addition to the prevailing requirements of the HFCA Act, are uncertain. Such uncertainty could cause the market price of our Class A ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act as it currently provides. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A ordinary shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The trading price of our Class A ordinary shares may be volatile.

The trading price of our Class A ordinary shares has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our Class A ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. U.S. government’s recent policies concerning Chinese companies listed in the U.S. may also cause great uncertainty in the listing status of companies like us and result in fluctuation in the trading price of our Class A ordinary shares. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A ordinary shares.

In addition to the above factors, the price and trading volume of our Class A ordinary shares may be highly volatile due to multiple factors, including the following:

●	changes in the economic performance or market valuations of other insurance intermediaries;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the Chinese insurance industry;

●	announcements by us or our competitors of acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates between the RMB and the U.S. dollar or other foreign currencies;

●	potential litigation or administrative investigations;

●	sales or perceived potential sales of additional ordinary shares; and

●	general economic or political conditions in China and abroad.

Any of these factors may result in large and sudden changes in the volume and trading price of our Class A ordinary shares. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries.

The volatility resulting from any of the above factors may affect the price at which you could sell the Class A ordinary shares.

Under our dual-class share structure with different voting rights, holders of Class B ordinary shares have complete control of the outcome of matters put to a vote of shareholders, which may limit ability of holders of our Class A ordinary shares to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

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

As of March 31, 2026, Expansion Group Ltd beneficially owned 250 Class A ordinary shares and 5,000,000 Class B ordinary shares of the Company, in aggregate representing 4.05% of our total issued and outstanding share capital and 67.59% of our aggregate voting power. Infinew Limited beneficially owned 250 Class A ordinary shares and 1,225,000 Class B ordinary shares of the Company, in aggregate representing 0.99% of our total issued and outstanding share capital and 16.56% of our aggregate voting power. As a result of this dual-class share structure, the holders of our Class B ordinary shares have significant control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the Class A ordinary shares. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. This concentrated control will limit the ability of the holders of our Class A ordinary shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A ordinary shares.

We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq corporate governance rules because Expansion Group Ltd. beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “—As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a domestic U.S. company” and “—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

We may need additional capital, and the sale of additional ordinary shares or other equity securities could result in additional dilution to our shareholders.

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

Substantial future sales or perceived potential sales of our ordinary shares or other equity securities in the public market could cause the price of our shares to decline.

Additional sales of our shares in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the market price of our shares could decline. In addition, we may issue additional ordinary shares as considerations for future acquisitions. If we do so, your ownership interests in our company would be diluted and this in turn could have an adverse effect on the price of our shares.

Our corporate actions are substantially controlled by our principal shareholders, officers and directors.

As of March 31, 2026, our principal shareholders Expansion Group Ltd, Infinew Limited and YS Management Company Limited, beneficially owned approximately 67.59%, 16.56% and 13.05% of our aggregate voting power, respectively. These principal shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and it may not act in the best interests of other noncontrolling shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. These actions may be taken even if they are opposed by our other shareholders.

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

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares at a premium.

Our amended and restated memorandum and articles of association contain provisions which have the potential to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, at such time and on such terms as they may think appropriate. In the event these preferred shares have better voting rights than our Class A ordinary shares, they could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our shares may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected.

You may have to rely primarily on price appreciation of our Class A ordinary shares for any return on your investment.

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Although our board of directors has announced a policy to declare and pay dividends on a quarterly basis, the amount and form of future dividends will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend primarily upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act. In addition, our principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act, and our executive officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act although we have voluntarily filed and will continue to file periodic reports and financial statements. As a result, our shareholders may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

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

We may be a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States Holders of our Class A ordinary shares.

Based on the market price of our ordinary shares, the value of our assets, and the composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2025, however there can be no assurance to this regard. However, we believe we were a PFIC for our taxable years ended December 31, 2024, 2023, 2022 and 2017 and prior years. In addition, we believe that it is likely that one or more of our subsidiaries were also PFICs for such years.

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

Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our Class A ordinary shares, our PFIC status will depend in large part on the market price of our Class A ordinary shares, which may fluctuate significantly. The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our Class A ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. If the market price of our Class A ordinary shares decreases or we increase the amount of cash, short term investments and other passive assets we hold sufficiently from current levels, we may be or become a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. In addition, the U.S. Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

If we are a PFIC for any taxable year (as we believe we were for 2024, 2023, 2022 and 2017 and prior years) during which a United States Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds our Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Item 4. Information on the Company

A. History and Development of the Company

Our corporate origins trace to 1999 with the establishment of our initial operating entities in China, Guangzhou Nanyun Car Rental Services Co., Ltd. and Guangdong Nanfeng Automobile Association Co., Ltd. To facilitate offshore investment, we formed China United Financial Services Holdings Limited, or China United Financial Services, a British Virgin Islands company, as the offshore holding company of our PRC subsidiaries in 2001. In June 2004, CISG Holdings Ltd., or CISG Holdings was incorporated in British Virgin Islands and became our holding company through share exchanges with China United Financial Services.

  In anticipation of our initial public offering, we incorporated CNinsure Inc. in the Cayman Islands in April 2007. After a series of restructuring transactions, CNinsure Inc. became the ultimate holding company of our group.

On October 31, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “CISG.” We and certain selling shareholders of our company completed the initial public offering of 13,526,773 ADSs, each representing 20 Class A ordinary shares, on November 5, 2007. On December 6, 2016, our shareholders approved the change of our company name from “CNinsure Inc.” to “Fanhua Inc.” and our ticker symbol was simultaneously changed to “FANH”. Most recently, effective on October 23, 2024, our ADSs commenced trading on Nasdaq under the ticker symbol “AIFU”. On October 31, 2024, our shareholders approved the change of our company name from “Fanhua Inc.” to “AIX Inc” and subsequently, on April 17, 2025, our company name was changed from “AIX Inc.” to “AIFU Inc.”, to reflect our strategic positioning.

On May 20, 2025, we terminated our ADS program. All outstanding ADSs were exchanged for the underlying Class A ordinary shares, and trading of the ADSs on Nasdaq ceased. On May 21, 2026, we effected a 400-for-1 Share Consolidation on the same date. Each four hundred (400) existing ordinary shares, with a par value of US$0.001 per share, were consolidated into one (1) new ordinary share with a par value of US$0.40 per share. The post-Share Consolidation Class A ordinary shares commenced trading on Nasdaq on May 21, 2025 under the same ticker symbol “AIFU.”

To align our onshore structure with regulatory developments, we obtained approval in October 2012 from the then CIRC to establish an insurance sales service group company. The subsequent restructuring resulted in Fanhua Insurance Sales Service Group Company Limited, or Fanhua Group Company, our wholly-owned subsidiary in the PRC, becoming the onshore holding company of our PRC operating entities. As a result, we currently conduct our business in China primarily through Fanhua Group Company and its subsidiaries.

Operational Evolution:

We commenced operations in 1999 as an auto insurance distributor, with ancillary auto loans services. Our product offerings expanded to include other property and casualty insurance products in 2002. We commenced life insurance products distribution in 2006 and added claims adjusting services in 2008. In 2010, we established an insurance brokerage business unit to serve commercial clients, complementing our retail focus. In 2017, we divested our P&C insurance agency operations and our insurance brokerage segment to strategically focus on life insurance distribution. In late 2023, we resumed provision of insurance brokerage services to corporate clients. As part of the Company’s ongoing efforts to streamline operations and sharpen strategic focus on our core insurance agency business, we divested our online insurance distribution operations in late 2024 and divested our claims adjusting business in January 2025.

Corporate Information

Our principal executive offices are located at Room 1, Building 10, Jinzhong Guobin Hui Qinyuan 2nd Road, Lihu Community, Xili Street, Shenzhen, 518055, People’s Republic of China. Our telephone number at this address is +86-755-2267-1879. Our registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system. You can also find information on our website http://ir.aifugroup.com. The information contained on our website is not a part of this annual report.

Recent Major Transactions

Private Placement and Warrant Offering

On July 7, 2025, we entered into a definitive share purchase agreement for a private placement and warrant offering with certain investors, pursuant to which, the Company has agreed to issue and sell to the investors, (i) an aggregate of 10,000,000 Class A ordinary shares, par value US$0.4 per share, of the Company, at a price of $3.156 per share (the “Share Issuance”), and (ii) a warrant to purchase up to 20,000,000 additional Class A ordinary shares of the Company. 50% of the warrant will be exercisable at US$6.312, with the remaining 50% exercisable at US$7.890. The Share Issuance has been completed on July 23, 2025. The gross proceeds to the Company from such Share Issuance will be used for general working capital purposes. The warrants have become exercisable on October 23, 2025 and will expire on October 23, 2030. The Share issuance has been completed on July 23, 2025. No warrant has been exercised as of the date of this annual report.

Issuance of Class B Ordinary Shares

On November 7, 2025, we entered into a share subscription agreement with Expansion Group Ltd, pursuant to which, the Company agreed to issue to Expansion Group Ltd 5,000,000 Class B ordinary shares, at a price of US$0.4 per share, for a total consideration of US$2,000,000. The gross proceeds to the Company from such transaction will be used for general working capital purposes. The share issuance has been completed on December 22, 2025.

Acquisition of Nova Lumina/Premium Tea Products

On December 12, 2025, we entered into a transaction agreement with Nova Lumina Limited (“Nova”), and its existing shareholders, YS Management Company Limited (“YSM”) and Ethereal Group Ltd (“Ethereal”) (collectively the “Sellers”) to acquire 100% of the equity interest of Nova from the Sellers. The total consideration consists of 102,578,839 Class A ordinary shares of the Company (the “Consideration Shares”) and a cash payment of US$22.0 million, based on a purchase price of US$1.0 per share of the Company (the “Transaction”). 96,526,648 Class A ordinary shares and 6,052,191 Class A ordinary shares were issued to YSM and Ethereal, respectively, with an additional cash payment of US$22.0 million payable to Ethereal within 365 days after the closing of the Transaction. The Consideration Shares issued to YSM are subject to a lock-up period of five years from the closing date. Nova’s principal assets include a premium inventory of approximately 4,000 metric tons of tea, comprising 2,130 metric tons of dark tea raw materials and 1,870 metric tons of finished dark brick tea products. This acquisition strategically positions the Company within the high-growth health and wellness consumer sector by adding a tangible, appreciating asset base with long-term value potential. The share issuance has been completed on January 9, 2026.

Disposal of Subsidiaries

(i) In January 2025, we disposed of our 100% equity interest in Guangdong Meidiya Investment Co., Ltd. (“Meidiya”), which holds approximately 44.6% of the equity interests in Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. (“FHISLA”) and its subsidiaries, to a third party (the “Buyer”) for a total consideration of RMB30.2 million (US$4.4 million) (the “Transaction”).

The Transaction follows a change in our control over FHISLA which is the operating entity of our claims adjusting business. We originally obtained control over FHISLA on October 26, 2015, through act-in-concert agreements. Following the mutual termination of these agreements, effective February 1, 2025, we no longer maintained control over FHISLA. Consequently, our board of directors resolved to divest our entire interest in the claims adjusting business.

The consideration for the Transaction was based on the net asset value of Meidiya following a profit distribution to Fanhua Group Company. As part of the Transaction, the Buyer also agreed to assume certain liabilities of FHISLA, up to a maximum amount of RMB43.5 million (US$6.3 million). Accordingly, we recognized a disposal loss of approximately RMB3.2 million (US$0.5 million) for fiscal year 2025.

(ii) In February 2025, we transferred our 100% equity interests in Shenzhen Dianlian Information Technology Co., Ltd., the operating entity of eHuzhu mutual aid platform, to our wholly-owed subsidiary Fanhua Blueplus Health Management Co., Ltd. (“Blueplus”). Subsequently, we disposed of our 100% equity interests in Blueplus for a consideration of RMB3.0 million (US$0.4 million) based on its net asset value as of December 31, 2024.

(iii) In June 2025, we disposed of 100% equity interests in Beijing Fanlian Investment Co., Ltd., which holds approximately 15.4% equity interest in Fanhua Puyi Fund Sales Co., Ltd., to Chengdu Puyi Bohui Information Technology Co., Ltd., a wholly-owned subsidiary of Maase Inc., for a cash consideration of RMB14.3 million (US$2.1 million). We recognized a gain of RMB5.0 million (US$0.7 million), which was determined by the excess of the sales consideration over the net book value of the subsidiaries at the time of disposal.

B. Business Overview

Overview

We are a leading independent financial services platform powered by artificial intelligence. Founded in 1998, we specialize in delivering full-lifecycle insurance solutions and value-added services to individuals and families, with a focus on the mass-affluent and high-net-worth segments.

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

By deeply integrating technologies such as artificial intelligence, big data analytics, and robotic process automation, we offer a suite of intelligent services, including smart customer engagement, risk forecasting and management, intelligent marketing and client education, as well as compliance management and data security. These capabilities enable us and our partners to expand market reach, reduce operational costs, and deliver faster, more tailored services to end customers.

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

As of March 31, 2026, we, through Fanhua Group Company, controlled seven insurance intermediary companies in mainland China, including one insurance agency with national operating license, four regional agencies and two insurance brokerage firms.

AI-Driven Digital Ecosystem for Enhanced Insurance Sales and Client Engagement

We offer a suite of AI-powered digital tools that seamlessly integrate with insurance agents’ workflows, empowering them to deliver personalized, efficient services throughout the entire business process. Key digital applications include:

●	Core App for insurance distribution. Our insurance agents primarily use “FA App”, an all-in-one insurance sales and service platform, to manage their book of insurance business on their fingertips, covering all aspects of the business process from insurance product purchase, team management, agent recruitment, customer engagement, customer service to e-learning. The platform offers substantially all of our insurance products including long-term life insurance, accident insurance, travel insurance, and standard medical insurance products. It is available in mobile application and WeChat official account versions and accessible through WeCom.

●	Insurance Digital Operating Platform. We provide “RONS Assistant Digital Operating Platform”, or “RONS DOP”, a digital marketing platform, to our insurance agents, aiming at empowering our insurance agents in customer acquisition and relationship maintenance. Key features include artificial intelligence (“AI”) Chatbot, Digital Avatar Creator, Intelligent Recommendation System, powered by Large Language Model, AI-generated Content Algorithm and Intelligent Algorithm, which enable customer engagement in a highly efficient manner. It also provides our sales professionals with various educational content in the form of daily news, articles, posters, videos which can be circulated to potential customers through social media, aiming at enhancing customers’ insurance awareness and deepening their understanding of insurance products, and potentially facilitating insurance purchases. It also enables agents to gain better insights into customer needs through behavior tracking and automated tagging. In addition, it provides convenient access to Fanhua RONS livestreaming platform for resourceful online training courses. The platform is accessible through WeChat public account and our FA App and WeCom.

●	Customer service: We launched “Fanhua RONS Guanjia” a customer service platform to directly connect with our customers, through which they can access various insurance services including policy inquiry, policy custody, asset custody, risk assessment, and claims settlement assistance. Service representatives will also be available to customers for exclusive services on a one-on-one basis. The platform is accessible primarily through its WeChat official account and FA App.

●	Insurance Policy Escrow: Our Policy Escrow system offers comprehensive policy management services, including meticulous risk analysis and personalized planning. Our clients and their family members can benefit from electronic storage, online easy access and various self-service features for easy policy management including coverage review, payment schedules, and renewal reminders. Integrated AI analysis generates concise reports on insurance coverage, while our certified policy consultants provide personalized, one-on-one assistance, guiding clients through policy organization, risk analysis and optimization strategies.

●	WeCom. Other than various office supporting solutions, our WeCom enables our agents to directly interact with their existing and potential customers in highly efficient manner, with easy access to various supportive tools including knowledge bank, FAQ scripts, and a wide variety of marketing materials.

Segment Information

As of December 31, 2025, we operated one single segment, the insurance agency segment, which mainly consists of providing agency services for distributing life insurance products and non-life insurance products on behalf of insurance companies. In January 2025, we disposed of our entire ownership interest in the operating entity of the claims adjusting segment, which consists of providing pre-underwriting survey services, claims adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services.

Insurance Agency Segment

Revenue from this segment is derived from two broad categories of insurance products: (i) life and health insurance products, and (ii) non-life insurance products (previously categorized as property and casualty insurance products), both primarily focused on meeting the insurance needs of individuals.

Life and Health Insurance Products

Our life and health insurance business accounted for 89.1% and 92.6% of our net revenues in 2024 and 2025, respectively. The life and health insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below:

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

We primarily partnered with Sinatay, Fanhua RONS, Aeon, Ruizhong and AVIVA-COFCO for the distribution of life insurance products in 2025.

Non-Life Insurance Products

Our non-life insurance business accounted for 10.9% and 7.4% of our net revenues in 2024 and 2025, respectively. Our non-life insurance product in terms of net revenues contribution in 2024 was primarily internet-based insurance products including individual accident insurance, indemnity medical insurance and various lifestyle insurance distributed through Baowang (www.baoxian.com) and to a lesser extent property and casualty insurance products distributed by our insurance brokerage firm. In December 2024, Baowang was spun-off to BGM as part of the share exchange transaction with BGM.

We market and sell commercial lines of property insurance products, group life insurance products, and liability insurance products to corporate clients, through one of our brokerage firms. It also offers risk management services to enterprises in various industries and reinsurance brokerage services to insurance companies. The insurance products that our insurance brokerage firm provides can be broadly classified into the categories set forth below.

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

We primarily partnered with Ping An Property and Casualty Insurance Company Limited, or Ping An, PICC Property and Casualty Insurance Company Limited China Pacific Property and Casualty Insurance Company Limited, Sunshine Property and Casualty Insurance Company Limited and China United Property Insurance Company Limited for the distribution of non-life insurance products in 2025.

Claims Adjusting Segment

In January 2025, we disposed of our equity interests in Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd., the operating entity of our claims adjusting segment and accordingly discontinued claims adjusting business. Prior to the divesture, we offered the following insurance claims adjusting services:

●	Pre-underwriting Survey. Before an insurance policy is sold, we conducted a survey of the item to be insured to assess its current value and help our clients determine the insurable value and the amount to be insured. We also helped our clients assess the underwriting risk with respect to the item to be insured through surveys, appraisals and analysis.

●	Claims Adjusting. When an accident involving the insured subject matter has occurred, we conducted an onsite survey to determine the cause of the accident and assess damage. We then determined the extent of the loss to the insured subject matter and prepare and submit a report to the insurance company summarizing our preliminary findings. Upon conclusion of the case, we prepared and submited a detailed report to the insurance company setting forth details of the accident, cause of the loss, details of the loss, adjustment and determination of loss, an indemnity proposal and, where appropriate, a request for payment.

●	Disposal of Residual Value. In the course of providing claims adjusting services, we also can appraise the residual value of the insured property and offer suggestions on the disposal of such property. Upon appointment by the insurance company, we handled the actual disposal of the insured property through auction, discounted sale, lease or other means.

●	Loading and Unloading Supervision. Upon appointment by ship owners, shippers, consignees or insurance companies, we can monitored and recorded the loading and unloading processes of specific cargos.

●	Consulting Services. We provided consulting services to both the insured and the insurance companies on risk assessment and management, disaster and damage prevention, investigation, and loss assessment.

Insurance + Services

In addition to insurance products, we connect with top-notch service providers to provide a range of comprehensive value-added services that cater to every stage of a customer’s life.

Family Governance Services

Through our wholly-owned subsidiary Fanhua Puyi Family Office and its subsidiary, we offer certain family office consulting services to tap into the significant business potential stemming from the growing demand for comprehensive wealth management services among affluent and high net worth families. We are dedicated to fostering the long-term growth of client family assets and ensuring the intergenerational transfer of wealth, by bringing together a team of specialists across finance, trusts, law, and taxation to offer tailored advice and comprehensive services to affluent and high net worth families. Our offerings encompass a wide array of services including trust consulting services, elite education opportunities and overseas asset allocation services.

Seasonality

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Seasonality.”

Distribution and Service Network and Marketing

We have an offline distribution and service network that, as of March 31, 2026, consisted of one insurance sales and service group, five insurance agencies, and two insurance brokerage firms in mainland China, with 42,170 registered independent sales agents. Our distribution and service network in mainland China consisted of 313 sales outlets in 23 provinces.

The following table sets forth additional information concerning our distribution and service network as of March 31, 2026, broken down by provinces:

Province	Number of Sales and Service Outlets	Number of Sales Agents
Shandong	47	7,271
Hebei	62	6,509
Sichuan	39	1,772
Guangdong	19	4,561
Hunan	14	1,325
Zhejiang	7	1,470
Jiangsu	23	2,341
Anhui	21	2,702
Fujian	20	1,622
Henan	17	1,680
Liaoning	11	1,982
Inner Mongolia	1	1,294
Guangxi	10	3,321
Chongqing	4	711
Hubei	5	530
Tianjin	4	343
Shaanxi	1	658
Yunnan	2	304
Beijing	2	912
Shanxi	1	410
Shanghai	—	51
Jiangxi	2	133
Heilongjiang	1	268
Total	313	42,170

We market and sell long-term personal lines of life and health insurance products and property and casualty insurance products to customers mainly through our affiliated sales agents, most of whom are not our employees. We provide insurance brokerage services to corporate customers through both our in-house brokers and non-affiliated independent brokers.

Customers

We sell life and health insurance products including critical illness, annuity insurance, whole life insurance and term life insurance and endowment insurance. Customers for the life and health insurance products we distribute are primarily individuals under 50 years of age. To lesser extent, we also sell commercial property insurance, cargo insurance, hull insurance, liability insurance and construction and erection insurance products to institutional customers. We also sold certain non-life insurance products including individual accident insurance, homeowner insurance products, liability insurance and travel insurance primarily to individual customers and prior to the disposal of our Claims adjusting business in January 2025, we also offered claims adjusting services to insurance companies and online mutual-aid platforms. For the year ended December 31, 2025, no single individual customer who has purchased insurance products through us accounted for more than 1% of our net revenues.

Since our inception, we have served approximately 19.8 million individual customers who have purchased insurance products through us. This number includes about 3.3 million customers who have acquired at least one regular long-term life insurance policy, over 17.0 million who have purchased at least one property and casualty insurance policy.

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

Insurance Company Partners and Others

As of March 31, 2026, we had established business relationships with 67 insurance companies in the PRC, most of which were signed at the corporate headquarter level. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Since 2007, we have sought to establish business relationships with insurance companies at the corporate headquarter level in order to leverage the combined sales volumes of all our subsidiaries located in different parts of China.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform, services and products from those of our competitors and contribute to our competitive advantage in the professional insurance intermediary sector. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of March 31, 2026, we had 65 registered trademarks in China, including our corporate logo. Our main website is www.aifugroup.com.

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE Circular 37, issued on July 4, 2014, prior to making contribution to a SPC with legitimate holdings of domestic or overseas assets or interests, a PRC resident (including PRC institutions and resident individuals) shall apply to the relevant Foreign Exchange Bureau for foreign exchange registration of overseas investment. A PRC resident who makes contribution with legitimate holdings of domestic assets or interests shall apply for registration to the SAFE at its place of registration or the Foreign Exchange Bureau at the locus of the assets or interests of the relevant PRC enterprise. A PRC resident who makes contribution with legitimate holdings of overseas assets or interests shall apply for registration to the SAFE at its place of registration or household register. Where a registered overseas SPC experiences changes of its PRC resident individual shareholder, its name, operating period or other basic information, or experiences changes of material matters, such as the increase or reduction of contribution by the PRC resident individual, the transfer or replacement of equity, or merger or division, the PRC resident shall promptly change the foreign exchange registration of overseas investment with the Foreign Exchange Bureau concerned. Under SAFE Circular 37, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity, or otherwise adversely affect us. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors and employees and other parties under PRC law.”

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

To comply with these laws and regulations, we have adopted security policies and measures to strengthen our defense against security threats and protect our cyber system and customer information, thereby ensuring security and continuity of our services. We also provide regular training to ensure that our employees understand that information security is everyone’s responsibility.

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

Regulation on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the SAT, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules purports, among other things, to require offshore SPVs, formed for overseas listing purposes and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

On February 17, 2023, the CSRC released the New Overseas Listing Rules and five supporting guidelines, which came into effect on March 31, 2023. According to the New Overseas Listing Rules, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) the total assets, net assets, revenues or profits of the domestic operating entity of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or have domicile in China, and its main places of business are located in China or main business activities are conducted in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity, which shall, as the filing entity, fulfil the due filing and reporting obligations with the CSRC, and where an issuer makes an application for listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

Simultaneously, the CSRC issued the Notice on the Administrative Arrangements for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the New Overseas Listing Rules (i.e., March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

According to the New Overseas Listing Rules, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of offering and listing on a different market. If an overseas listed company purchases PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If an issuer’s main business undergoes material change and is therefore beyond the scope of business stated in the filing, such issuer shall submit to the CSRC an ad hoc report and relevant legal opinion issued by a domestic law firm within three business days after occurrence of the change.

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

At the time of our initial public offering in October 2007, while the application of the M&A Rule remained unclear, our then PRC legal counsel at the time, Commerce& Finance Law Offices, had advised us that, based on their understanding of the then PRC laws and regulations as well as the procedures announced on September 21, 2006:

●	the CSRC had jurisdiction over our initial public offering;

●	the CSRC had not issued any definitive rule or interpretation concerning whether offerings like our initial public offering are subject to the M&A Rule; and

●	despite the above, given that we had completed our inbound investment before September 8, 2006, the effective date of the M&A Rule, an application was not required under the M&A Rule to be submitted to the CSRC for its approval of the listing and trading of our shares on the Nasdaq Global Market, unless we are clearly required to do so by subsequent rules of the CSRC.

Based on the advice of our then PRC legal counsel, Commerce & Finance Law Offices, we did not seek CSRC’s approval for our initial public offering. Any requirement to obtain prior CSRC approval and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our shares.

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

PRC Business Tax and VAT

Taxpayers providing taxable services in China are required to pay a business tax at a normal tax rate of 5% of their revenues, unless otherwise provided. According to the Announcement on the VAT Reform Pilot Program of the Transportation and Selected Modern Service Sectors issued by the SAT in July 2012, the transportation and some selected modern service sectors, including research and development and technical services, information technology services, cultural creative services, logistics support services, tangible personal property leasing services, and assurance and consulting service sectors, should pay value-added tax instead of business tax based on a predetermined timetable (hereinafter referred to as the “VAT Reform”), effective September 1, 2012 for entities in Beijing and November 1, 2012 for entities in Guangdong. The VAT Reform expanded nation-wide from August 1, 2013.

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

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries through our BVI subsidiary are subject to a 10% withholding tax, provided that we are determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the EIT Law. Pursuant to the Avoidance of Double Taxation Arrangement, which became effective on January 1, 2007, which was subsequently amended on January 30, 2008, May 27, 2010, April 1, 2015 and July 19, 2019, dividends from our PRC subsidiaries paid to us through our Hong Kong SAR wholly-owned subsidiary CNinsure Holdings Ltd. are subject to a withholding tax at a rate of 5%. However, as described above, we may be considered a PRC resident enterprise for EIT purposes, in which case dividends received by us from our PRC subsidiary would be exempt from the PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. In July 2018, CNinsure Holdings Ltd. was determined by Hong Kong SAR Taxation Bureau to be a Hong Kong SAR resident enterprise and completed the application and filing process for enjoying the tax treaty in PRC Taxation Bureau therefore we have applied 5% withholding tax rate for the dividends paid by our PRC subsidiaries since then. As there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether any dividends to be distributed by us, if we are deemed a PRC resident enterprise, to our non-PRC shareholders would be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”

C. Organizational Structure

Corporate Structure

We are a Cayman Islands holding company primarily operating in China through our PRC subsidiaries, including Zhonglian Enterprise, and Xinlian Information, and their subsidiaries.

we currently conduct our insurance agency business in mainland China primarily through our wholly-owned subsidiary Fanhua Group Company and its subsidiaries. As of March 31, 2026, we, through Fanhua Group Company, have controlling equity ownership in one insurance sales services company with a national operating license, four regional insurance agencies and two insurance brokerage firms.

Fanhua Group Company and its direct and indirect subsidiaries hold the licenses and permits necessary to conduct our insurance intermediary business and internet insurance distribution business in China.

The following diagram illustrates the corporate structure of us, including the names, places of incorporation and the proportion of ownership interests in our significant subsidiaries and their respective subsidiaries as of March 31, 2026:

The diagram above omits the names of subsidiaries that are immaterial individually and in the aggregate. For a complete list of our subsidiaries as of March 31, 2026, see Exhibit 8.1 to this annual report.

Prior to December 27, 2024, due to restriction on foreign ownership and investment in certain internet-based businesses, we operated these internet-based business in China through the former consolidated VIEs, namely, Xinbao Investment and Fanhua RONS Technologies, and their subsidiaries and relied on contractual arrangements among (x) our wholly-owned PRC subsidiaries Fanhua Group Company and Fanlian Investment, (y) the former consolidated VIEs and (z) the individual nominee shareholders of the former consolidated VIEs to control the business operations of the former consolidated VIEs and their subsidiaries.

Because of our historical contractual arrangements with Xinbao Investment, Fanhua RONS Technologies and their subsidiaries and their individual nominee shareholders, we were the primary beneficiary of Xinbao Investment and Fanhua RONS Technologies and their subsidiaries and we consolidated them into our consolidated financial statements until December 2024.

In December 2024, as part of the share exchange transaction with BGM, our beneficial ownership in Xinbao Investment and Fanhua RONS Technologies was transferred to BGM in exchange of Class A ordinary shares of BGM. These contractual arrangements were subsequently terminated. As a result, Xinbao Investment and Fanhua RONS Technologies have been deconsolidated from our consolidated financial statements from December 31, 2024. As of the date of this annual report, our operations in China are conducted by our PRC subsidiaries and we do not have any VIE structure.

In the opinion of Hai Run Law Firm, our PRC legal counsel:

●	both the direct and indirect controlling equity ownership structures of our subsidiaries and our former consolidated VIEs in China did not violate the existing PRC laws and regulations

●	the historical contractual arrangements among our PRC subsidiaries, Xinbao Investment, Fanhua RONS Technologies, their subsidiaries, and their individual shareholders governed by PRC law were valid, binding and enforceable, and did not result in any violation of PRC laws or regulations then and currently in effect; and

●	the business operations of our PRC subsidiaries and our former consolidated VIEs complied in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the interpretation and application of current and future PRC laws and regulations. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide and whether they would be applied retroactively. We have been further advised by our PRC legal counsel that if the PRC government were to find that the historical contractual agreements establishing the structure for operating our online operations did not comply with PRC government restrictions on foreign investment in the internet industry, we could be subject to severe penalties including fines. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—AIFU Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries. It historically also operated a small part of its business through Contractual Arrangements with Xinbao Investment and Fanhua RONS Technologies until December 27, 2024. If the PRC government retrospectively determines that the historical contractual arrangements with the former VIEs structure did not comply with the regulations of mainland China, or if these regulations change or are interpreted differently in the future, our shares may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.”

D. Property, Plants and Equipment

Our headquarter is located in Guangzhou, China, where we leased approximately 2,099 square meters of office space as of December 31, 2025. Office space leased by our subsidiaries, including certain space used and paid by sales teams, was approximately 38,532 square meters as of December 31, 2025. In 2025, our total rental expenses were RMB23.5 million (US$3.4 million).

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. This discussion and analysis contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report. For discussion of 2024 items and year-over-year comparisons between 2024 and 2023 that are not included in this annual report on Form 20-F, refer to “Item 5. Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2024, that was filed with the Securities and Exchange Commission on April 25, 2025.

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

Business relationship with important insurance company partners

We derive significant revenue from our important insurance company partners. Among these top five of our insurance company partners, Sinatay accounted for 13.5% of our total net revenues excluding estimated renewal commissions in 2025. As a result, any significant changes to our business relationship with the important insurance company partners could have a material impact on our revenue and profit.

Premium rate levels and commission and fee rates

Because the commissions and fees we receive from insurance companies for the distribution of insurance products are generally calculated as a percentage of premiums paid by our customers to the insurance companies, our revenue and results of operations are affected by premium rate levels and commission and fee rates. Premium rate levels and commission and fee rates can change based on the prevailing economic conditions, competitive and regulatory landscape, interest rate environment and other factors that affect insurance companies. These other factors include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, and the tax deductibility of commissions and fees. In general, we can negotiate for better rates as an incentive for generating a larger volume of business, although such arrangements remain subject to insurers’ pricing and expense policies.

In recent years, amid a prolonged decline in interest rates for banking and fixed-income products, China’s insurance regulators have implemented a series of measures affecting life insurance product pricing and insurance distribution expenses. These measures include adjustments to pricing interest rate mechanisms for life insurance products and requirements that actual distribution expenses, including commissions paid to insurance agencies and brokers, align with filed expense structures and prescribed expense limits. As a result, insurance companies have reduced pricing interest rate caps for certain life insurance products and lowered commission rates across various distribution channels.

These regulatory-driven changes have already led to a significant decline in our commission income and have adversely affected our results of operations. Lower pricing interest rate caps may reduce the attractiveness of certain insurance products and affect sales volumes, while commission caps directly limit the commission rates payable to us regardless of sales performance. Although we have taken measures to mitigate the impact of these changes, including adjusting our business mix and improving operational efficiency, there can be no assurance that such measures will fully offset the adverse effects.

If regulatory authorities further tighten pricing mechanisms or impose additional reductions on commission or fee rates, our revenues, profitability and cash flows could be further adversely affected.

The quality and productivity of our sales force

The quality and productivity of our sales agents significantly impact our financial results. A substantial portion of our insurance sales comes from individual agents, with top performers driving the majority of sales. Recruiting and retaining these high-performing agents, especially Million-Dollar-Roundtable members, is crucial for our growth. Failing to retain these essential personnel could adversely affect our business. As competition for skilled sales agents intensifies, we may need to offer higher compensation, increasing our operating costs and reducing profitability. Training new agents and advisors adds to our expenses, further impacting profitability.

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

Successful Implementation of our Growth Strategies

Our financial performance is directly affected by our execution of a refined strategic focus. During the fiscal year, we took decisive actions to sharpen our approach:

●	We strengthened our core insurance distribution by continuing to develop our high-caliber insurance advisor teams and evolving our digital platform to enhance agent productivity.

●	In December 2024, we disposed of our online insurance distribution platform Baowang and in January 2025 we disposed of our claims adjusting business. Furthermore, we made the decision to terminate the open platform services initiative, which had not generated meaningful revenue, due to a challenging regulatory environment.

These exits allow management to focus entirely on our core operations and allowed for a more efficient allocation of resources. Our ability to grow is now dependent on the successful management of this streamlined operations model.

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

Product and service mix

Our business mix has undergone significant change in the past two years. In December 2024, we disposed of our online insurance distribution platform Baowang which previously contributed to a large majority of our non-life insurance business and in January 2025, we disposed of the entirety of our equity interest in FHISLA, the operating entity of the claims adjusting business segment and ceased offering claims adjusting services. Accordingly, the results of the claims adjusting segment are presented as discontinued operations and all prior periods have been restated. Our revenue, net profit, profit margins and other aspects of our results of operations are affected by the level of success we experience in the remaining businesses we operate:

Insurance Agency Segment

The insurance agency segment, which has been our largest segment, provides a broad range of life and health and non-life insurance products to individual customers.

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

The non-life insurance policies we distribute primarily consist of individual accident insurance, indemnity medical insurance, travel insurance, homeowner insurance and commercial property insurance, liability insurance, cargo insurance, construction and erection insurance that we offer through our insurance brokerage firm. These non-life insurance policies we distribute are typically for a one-year term, with a single premium payable at the beginning of the term. As a result, the insured has to purchase new policies through us every year. Accordingly, we receive a single commission or fee for each non-life insurance policy we distribute. The gross margin derived from our non-life insurance business is typically lower than that of our life insurance business. We expect revenues from our non-life business as a percentage of our total net revenues to remain stable as we will continue to offer non-life insurance products to our clients in partnership with Baowang despite the disposal of Xinbao Investment, the parent company of the operating entity of Baoxian.com in December 2024.

Claims Adjusting Segment (Discontinued since January 2025)

The fees we received for our claims adjusting services were calculated based on the types of insurance products involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees were calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees were charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For services provided in connection with auto insurance, individual accident insurance and health insurance, our fees were generally fixed and the amounts collected were based on the types of services provided. In some cases, our fees were charged based on the number of claims adjustors involved in providing the services. We paid our in-house claims adjustors a base salary plus a commission calculated based on a small percentage of the service fees we received from insurance companies or the insured. The operating margin of our claims adjusting segment were generally lower than those of our insurance agency segment although its gross margin was relatively higher. This segment was disposed of in January 2025 and its results are presented as discontinued operations for all periods presented in this report.

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

Key Components of Our Results of Operations

As of December 31, 2024, we operated two segments: (1) the insurance agency segment, which mainly consisted of providing agency services for distributing life insurance products and non-life insurance products on behalf of insurance companies, and (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claims adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services. As of December 31, 2025, as a result of the divesture of the claims adjusting business, we have one remaining operating segment and the claims adjusting segment has been categorized as a discontinued operation.

Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance.

Net Revenues

Our revenues are net of PRC tax surcharges and value-added tax incurred. In 2024 and 2025, we generated net revenues of RMB1,331.8 million and RMB556.6 million (US$79.6 million), respectively. We derive net revenues from the following sources:

●	Insurance agency segment: commissions paid by insurance companies for the distribution of (i) life and health insurance products, and (ii) non-life products and commissions and advisory fees for (i) insurance and reinsurance brokerage services primarily paid by the insurance companies, and (ii) risk management consulting services primarily paid by the insureds.

The following table sets forth our total net revenues earned from each of our reporting segments, both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	Year Ended December 31,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands except percentages)
Agency	1,331,778	100.0	556,567	79,588	100.0
Life insurance business	1,186,462	89.1	515,557	73,724	92.6
Non-life insurance business (previously categorized as P&C insurance business)	145,316	10.9	41,010	5,864	7.4
Total net revenues	1,331,778	100.0	556,567	79,588	100.0

Insurance agency segment primarily covers distribution of life and health insurance products and non-life insurance products to individuals and to a lesser extent commercial line of property insurance products to corporate clients.

Net revenues generated from distribution of long-term life and health insurance products have become our primary source of revenue. We began distributing individual life and health insurance products in 2006. Net revenues generated from distribution of life and health insurance products decreased from 2024 to 2025. The decrease was primarily attributable to i) the prolonged weakness in consumer confidence, with households remaining cautious on discretionary spending, which exerted broad-based pressure on insurance demand; and ii) the earlier implementation of the “alignment of reported and actual expenses” policy in the insurance agency/broker channel since the late March 2024, which led to a significant reduction in commission levels. In contrast, insurers’ tied-agent channels only began to implement the policy gradually from April 2025, creating an asymmetric timeline that temporarily intensified competitive pressure on the agency/broker channel and (iii) the decrease in renewal commission income as a result of the decreased average portfolio based renewal commission rate, and to a lesser extent, due to changes in product mix. We expect our life insurance business to continue to represent a high percentage of our total net revenues in the next several years. We believe this growth will be driven by a number of factors including demand for traditional life and health insurance products as a result of the aging population and the Chinese consumers’ increasing awareness of the benefits of insurance as well as improved productivity of our sales professionals as the Company focuses more resources on recruiting, retaining and training elite sales agents.

Net revenues generated from distribution of non-life products decreased from 2024 to 2025 in absolute amounts of our net revenues, due to the divesture of Baowang (www.baoxian.com), an online insurance distribution platform, in December 2024, which eliminated the revenue contribution previously generated by Baowang. We expect our net revenues derived from distribution of non-life products to remain stable in the following years.

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

Operating Costs and Expenses

Our operating costs and expenses primarily consist of costs incurred in connection with the distribution of insurance products, selling expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amounts and as percentages of our net revenues, for the periods indicated.

	Year Ended December 31,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands except percentages)
Total net revenues	1,331,778	100.0	556,567	79,588	100.0
Operating costs	(799,781)	(60.1)	(282,300)	(40,369)	(50.7)
Selling expenses	(104,294)	(7.8)	(60,655)	(8,674)	(10.9)
General and administrative expenses	(470,700)	(35.3)	(252,669)	(36,131)	(45.4)
Impairment loss	(404,121)	(30.3)	—	—	—
Total operating costs and expenses	(1,778,896)	(133.5)	(595,624)	(85,174)	(107.0)

Operating Costs

We incur costs primarily in connection with the distributions of insurance products and the provision of insurance brokerage. Our operating costs decreased from 2024 to 2025, which was in line with the decrease in revenue during the same period. We rely mainly on our registered sales agents to distribute insurance products. Operating costs incurred as a percentage of net revenues decreased from 2024 to 2025, primarily due to the higher proportion of revenue contributed by the renewal life insurance business which typically has higher gross margin than new business, offset by the decrease in higher-margin volume-based commission from new life insurance business. We anticipate that our operating costs as a percentage of our total net revenues to stable in the coming years.

Selling Expenses

Our selling expenses primarily consist of:

●	salaries and employment benefits for employees who work in back office below the provincial management level;

●	office rental, telecommunications and office supply expenses incurred in connection with sales activities; and

●	advertising and marketing expenses.

Selling expenses in 2025 were RMB60.7 million (US$8.7 million), representing a decrease of 41.8% from RMB104.3 million in 2024. The decrease was due to: i) expenses savings from personnel optimization and decreased number of sales outlets; ii) the reversal of RMB9.8 million (US$1.4 million) of share-based compensation expenses previously recognized, as the performance conditions attached to the options granted to MDRT agents were not satisfied. We expect that our selling expenses will be in line with the sales volume of new policies in the coming year.

General and Administrative Expenses

Our general and administrative expenses principally comprise:

●	salaries and benefits for our administrative staff;

●	share-based compensation expenses for managerial and administrative staff;

●	research and development expenses in relation to our mobile and online programs;

●	professional fees paid for valuation, market research, legal and auditing services;

●	bad debt expenses for credit loss;

●	compliance-related expenses, including expenses for professional services;

●	depreciations and amortizations;

●	office rental expenses;

●	travel and telecommunications expenses;

●	entertainment expenses;

●	office supply expenses for our administrative staff; and

●	foreign exchange loss.

General and administrative expenses were RMB252.7 million (US$36.1 million) for 2025, representing a decrease of 46.3% from RMB470.7 million in 2024. The decrease was mainly due to cost savings from personnel optimization and decrease in the number of branches in 2025.We expect that our general and administrative expenses will decrease in absolute amount as a result of our cost-savings initiatives.

Share-based compensation expenses

On August 12, 2022, our board of directors adopted a new share incentive plan under which we have reserved 161,143,768 ordinary shares for issuance (equivalent to approximately 402,860 Class A ordinary shares giving effect to the Share Consolidation at a ratio of 400-for-1 on May 21, 2025), which was approximately 15% of our outstanding ordinary shares as of June 30, 2022. On February 20, 2024, our board of directors adopted another share incentive plan under which we have reserved 113,423,618 ordinary shares for issuance (equivalent to approximately 283,560 Class A ordinary shares giving effect to the Share Consolidation), which was approximately 10% of our outstanding ordinary shares as of December 31, 2023 (“2024 Share Incentive Plan”). Under the two share incentive plans, our board of directors has approved the grant of options to purchase an aggregate of 41,718,000 ordinary shares (equivalent to approximately 104,295 Class A ordinary shares giving effect to the Share Consolidation) and the grant of 640,260 restricted share units, with each restricted share unit representing one post-consolidation Class A ordinary share giving effect to our ADR facility termination and Share Consolidation. See Item 6. Directors, Senior Management and Employees — B. Compensation —Share Incentives” for more information of the share incentive plans and option grants.

Accordingly, we recognized share-based compensation expenses of RMB38.6 million and RMB17.0 million (US$2.4 million) of December 31, 2024 and 2025, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives.”

Impairment

Impairment loss reflected the expected adverse impact of the overall economic uncertainties in China, growth slowdown within the Chinese insurance market and our strategic business transition on our earnings in the next two to three years. We perform annual impairment analysis, and for the years ended December 31, 2023, 2024, and 2025 impairment losses on goodwill and intangible asset were nil, RMB404.1 million and nil, respectively.

Discussion of Certain Balance Sheet Items

The following table sets forth certain selected consolidated balance sheets data as of December 31, 2024 and 2025.

	As of December 31
	2024	2025
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data
ASSETS:
Securities available for sale, at fair value	563,436	2,450	350
Equity securities, at fair value	—	2,746	393
Other receivables, net	708,623	288,339	41,232
Other current assets, net	23,402	14,809	2,118
Contract assets, net of allowances	260,368	182,453	26,090
Contract assets - non-current, net of allowances	693,638	565,418	80,854
Accounts receivable, net of allowances	95,138	65,533	9,371
Assets related to discontinued operation	277,226	—	—
Investments in affiliates	1,004,683	—	—
Total assets	4,151,014	1,528,098	218,516
LIABILITIES AND EQUITY:
Short-term loans	134,976	56,000	8,008
Accrued commissions	128,314	90,076	12,881
Accrued commissions – non-current	387,540	316,419	45,247
Total liabilities	1,520,559	1,056,962	151,144
Total equity	2,630,455	471,136	67,372
Total liabilities and equity	4,151,014	1,528,098	218,516

Securities available for sale, at fair value

Securities available for sale, at fair value mainly consist of bank financial products, trust products and asset management plans. As compared with the balance as of December 31, 2024, securities available for sale, at fair value as of December 31, 2025 decreased by RMB561.0 million, primarily due to the recognition of impairment loss in respect of investments that have reached maturity but for which principal and interest have not been repaid.

Equity securities, at fair value

Equity securities, at fair value primarily consist of equity investments in certain companies, over which the Group exercises neither significant influence nor control. Such equity securities are measured at fair value based on quoted prices in active markets where fair value is readily determinable, and changes in fair value are recognized in profit or loss. As compared with the balance as of December 31, 2024, equity securities as of December 31, 2025 increased by RMB2.7 million,

Other receivable, net

Other receivable mainly represented advances to staffs or entrepreneurial agents for daily business operations, rental deposits and advances to third parties. As compared with the balance as of December 31, 2024, other receivables as of December 31, 2025 decreased by RMB420.3 million, mainly representing the recognition of provision on credit loss of RMB 1,530.6 million for other receivables, offset by (i) an increase of consideration receivable of RMB50.6 million in connection with the divestiture of subsidiaries; and (ii) an increase of receivable of RMB766.0 million from third-party investment firms as we transferred 53,466,331 Class A ordinary shares of BGM to third-party investment firms in May 2025. The share transfer consideration shall be settled in two equal installments within two years.

Other current assets, net

Other current assets represent prepayment to third parties. As compared with the balance as of December 31, 2024, other current assets as of December 31, 2025 decreased by RMB8.6 million, mainly due to the divesture of equity investment in Cheche Technology Inc. (“Cheche”) which amounted to RMB13.7 million and nil as of December 31, 2024 and 2025, respectively.

Contract assets, net of allowances

Contract assets consist of (i) amount derived from estimated renewal commissions and (ii) initial commissions earned in relation to policies that are still in the hesitation period as of December 31, 2024 and 2025. The Company presents contract assets to be reclassified to accounts receivable within the next twelve months and after the next twelve months as current contract assets and non-current contract assets separately in the consolidated balance sheets as of December 31, 2024 and 2025, respectively. As compared with the balance as of December 31, 2024, the total balance of contract assets including both current and non-current portion as of December 31, 2025 decreased by RMB206.1 million, mainly due to the significant decrease in sales of new policies in 2025.

Investments in Affiliates

Investment in affiliates represents equity investments with significant influence by the right to nominate one board member in the investees. As of December 31, 2025, the Company had no investment in affiliates due to disposal of BGM’s shares in a private-negotiated transaction in May 2025.

Short-term loan

Short-term loan represented borrowings made by the Company’s subsidiaries from financial institutions in mainland China and were due within one year. The balance of short term loan as of December 31, 2025 decreased by RMB79.0 million as compared with the balance as of December 31, 2024, mainly due to decreased bank loan from a commercial bank in China in 2025 which bears an interest rate of 3.5% per annum.

Accrued commissions

Accrued commissions represented costs related to estimated renewal commissions. The Company presented estimated renewal commission costs to be paid within the next twelve months and after the next twelve months as current accrued commissions and non-current accrued commissions separately in the consolidated balance sheets as of December 31, 2024 and 2025, respectively. As of December 31, 2025, the balances of current and non-current accrued commissions collectively decreased by RMB109.4 million, as compared with the balances as of December 31, 2024. The decrease was mainly due to a comprehensive impact of decreased estimated renewal commission cost for new policies sold during 2025 and cumulative catch-up adjustments to estimated variable commissions accrued as a result of declining constraint percentage applied on an ongoing basis.

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

The provision for current income taxes of the subsidiaries operating in Hong Kong SAR has been calculated by applying the current rate of taxation of 8.25% for the years ended December 31, 2024 and 2025. Payment of dividends is not subject to withholding tax in Hong Kong SAR.

PRC

EIT

According to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was subsequently amended on March 16, 2007, February 24, 2017 and December 29, 2018, as further clarified by subsequent tax regulations implementing the EIT law, foreign invested enterprises and domestic enterprises are subject to enterprise income tax, or EIT, at a uniform rate of 25%.

Pursuant to the Circular on Issues Regarding Tax-related Preferential Policies for Further Implementation of Western Development Strategy jointly issued by the State Ministry of Finance, General Administration of Customs, and SAT, enterprises located in the western China regions that fall into the encouraged industries are entitled to 15% EIT preferential tax treatment from January 1, 2011 to December 31, 2020. The preferential tax treatment is extended to December 31, 2030, pursuant to No. 23 Announcement Concerning the Extension of the EIT Policies for Enterprises Located in Western China issued by the Ministry of Finance on April 23, 2020. Our wholly-owned subsidiary, Fanhua Lianxing Insurance Sales Co., Ltd. (“Lianxing”), which is the holding vehicle of our life insurance operations, enjoyed 15% EIT tax rate instead of a unified 25% from September 1, 2018 to December 31, 2024. Commencing on January 1, 2025, due to adjustments to the Catalogue of Encouraged Industries for the Large-Scale Development of the Western Region, Lianxing is no longer eligible for the 15% preferential income tax rate applicable under the western development tax incentive policy and shall be taxed at a rate of 25%.

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

	2024	2024 to 2025 Percentage Change	2025
	RMB	%	RMB	US$
	(in thousands except percentages)
Consolidated Statement of Income Data
Net revenues:
Agency	1,331,778	(58.2)	556,567	79,588
Life insurance business	1,186,462	(56.5)	515,557	73,724
Non-life insurance business	145,316	(71.8)	41,010	5,864
Total net revenues	1,331,778	(58.2)	556,567	79,588
Operating costs and expenses:
Agency	(1,619,793)	(67.6)	(524,971)	(75,070)
Other	(159,103)	(55.6)	(70,653)	(10,104)
Total operating costs and expenses	(1,778,896)	(66.5)	(595,624)	(85,174)
Income from operations
Insurance agency	(288,015)	(111.0)	31,596	4,518
Other	(159,103)	(55.6)	(70,653)	(10,104)
Loss from operations	(447,118)	(91.3)	(39,057)	(5,586)
Other income, net:
Loss from fair value change	(78,499)	(68.2)	(24,976)	(3,572)
Investment income related to the realized gain on short-term investments	42,288	(6.6)	39,483	5,646
Interest income, net	15,092	100.2	30,207	4,320
Financial cost	(3,315)	11.9	(3,710)	(531)
Gains (Losses) from the disposal of subsidiaries	897,306	N/A	(116,605)	(16,674
Provision for credit losses	(47,147)	3,209.1	(1,560,128)	(223,094)
Impairment loss on financial assets	—	N/A	(610,631)	(87,319)
Others, net	22,701	(46.4)	12,171	1,740
Income from operations before income taxes and share of income and impairment of affiliates, net	401,308	(666.5)	(2,273,246)	(325,070)
Income tax expenses	(91,954)	(95.6)	(4,020)	(575)
Share of loss and impairment of affiliates, net	(5,052)	100.0	—	—
Net income (loss) from continuing operations	304,302	(848.4)	(2,277,266)	(325,645)
Net income from discontinued operations,net of tax	5,172	(37.5)	3,230	462
Net income (loss)	309,474	(834.8)	(2,274,036)	(325,183)
Less: Net income (loss) attributable to the noncontrolling interests	(145,486)	(100.9)	1,350	193
Net income (loss) attributable to the Company’s shareholders	454,960	(600.1)	(2,275,386)	(325,376)

We are currently operating under one single reporting operating segment: insurance agency.

Year ended December 31, 2025 Compared to Year Ended December 31, 2024

Net Revenues

Our total net revenues decreased by 58.2% from RMB1,331.8 million in 2024 to RMB556.6 million (US$79.6 million) in 2025.

Net revenues from insurance agency segment

Net revenues from our insurance agency segment consist of net revenues derived from our life insurance business and non-life insurance business.

●	Net revenues from our insurance agency segment decreased by 58.2% from RMB1,331.8 million in 2024 to RMB556.6 million (US$79.6 million) in 2025.

●

Net revenues from life insurance agency business consist of first year commissions, renewal commissions collected and renewal commissions recognized related to variable consideration estimates. Net revenues for the life insurance business decreased by 56.5% from RMB1,186.5 million in 2024 to RMB515.6 million (US$73.7 million) in 2025. The decreased was mainly due to i) the prolonged weakness in consumer confidence, with households remaining cautious on discretionary spending, which exerted broad-based pressure on insurance demand; ii) the adverse impact of the implementation of the “alignment of reported and actual expenses” policy in the insurance agency/broker channel since late March 2024, which led to a significant reduction in commission levels. In contrast, insurers’ tied-agent channels only began to implement the policy gradually from April 2025, creating an asymmetric timeline that temporarily intensified competitive pressure on the agency/broker channel; and (iii) the decrease in renewal commission income as a result of the decreased average portfolio- based renewal commission rate, and to a lesser extent, due to changes in product mix.

In 2025, total life insurance GWP decreased by 7.6% year-over-year to RMB14,396.7 million, of which FYP decreased by 45.0% year-over-year to RMB986.2 million while renewal premiums decreased by 2.6% year-over-year to RMB13,410.5 million. Net revenues generated from our life insurance business accounted for 92.6% of our total net revenues in 2025.

Revenues for the non-life insurance business were mainly derived from commissions generated for internet-based insurance products, including medical insurance, accident insurance, travel insurance and homeowner insurance products and to a lesser extent from commissions and services fees from the provision of insurance brokerage services for commercial line of insurance products Net revenues generated from the non-life insurance business accounted for 7.4% of our total net revenues in 2025.

Operating Costs and Expenses

Operating costs and expenses decreased by 66.5% from RMB1,778.9 million in 2024 to RMB595.6 million (US$85.2 million) for 2025.

●	Operating costs and expenses for our insurance agency segment decreased by 67.6% from RMB1,619.8 million in 2024 to RMB525.0 million (US$75.1 million) in 2025, mainly due to (i) the decrease in commissions paid to sales agents which was largely in line with the decline in net revenues and (ii) significant cost savings through a series of measures to enhance operational efficiency, including optimizing workforce, strategically consolidating underperforming sales outlets, and renegotiating rental agreements.

●	Other operating costs and expenses decreased from RMB159.1 million in 2024 to RMB70.7 million (US$10.1 million) in 2025.

Income/Loss from Operations

As a result of the foregoing factors, we recorded an operating loss of RMB39.1 million (US$5.6 million) for 2025, as compared to an operating loss of RMB447.1 million for 2024.

●	Our agency insurance segment recorded an operating income of RMB31.6 million (US$4.5 million) for 2025, as compared to an operating loss of RMB288.0 million in 2024. The operation income in 2025 was mainly driven by substantial cost savings achieved through a series of initiatives to enhance operational efficiency, while the operating loss in 2024 included an impairment loss of RMB404.1 million recognized on goodwill and intangible assets mainly arising from the acquisitions in 2024.

●	Other loss from operations represented operating loss incurred by the headquarters, which was not allocated to each business segment. Operating loss incurred by the headquarters decreased by 55.6% from RMB159.1 million in 2024 to RMB70.7 million (US$10.1 million) in 2025, mainly due to cost savings.

Other Income/Loss

Loss from fair value change. Loss from fair value change was RMB25.0 million (US$3.6 million) in 2025, as compared with RMB78.5 million in 2024. Loss from fair value change in 2025 primarily represented i) an unrealized loss of RMB17.6 million (US$2.5 million) representing a change in the fair value of the contingent consideration in regard to business combinations in the first quarter of 2023; and ii) an unrealized loss of RMB6.9 million (US$1.0 million) representing a change in the fair value of investment in BGM .

Investment income related to the realized gain on short-term investments. Investment income recorded a decrease of 6.6% from RMB42.3 million to RMB39.5 million (US$5.6 million) in 2025. The decrease reflects the periodic fluctuation in yields from short-term investments in financial products as it is recognized when the investment matures or is disposed of.

Interest income. Interest income increased by 100.2% from RMB15.1 million in 2024 to RMB30.2 million (US$4.3 million) in 2025, primarily due to additional term loans of RMB418.3 million drawn down between May 2024 and August 2024, which remained outstanding as of December 31, 2025.

Losses from the disposal of subsidiaries. Losses from the disposal of subsidiaries for the year 2025 were RMB116.6 million(US$16.7 million), which mainly represented loss from disposal of Beijing Fanlian Investment Co., Ltd., Fanhua Blueplus Health Management Co., Ltd. and Shenzhen Dianlian Information Technology Co., Ltd. in 2025.

 Provision for credit losses. Provision for credit losses was RM1,560.1 million (US$223.1million), as compared with RMB47.1 million in 2024. Provision for credit losses in 2025 mainly represented (i) loss from impairment of other receivables of RMB759.2 million representing allowance for credit loss in related to loans provided to third parties; and (ii) RMB766.0 million loss from disposal of BGM’s shares.

Impairment loss on financial assets. Impairment loss on financial assets was RMB610.6 million (US$87.3million), as compared with nil in 2024. Impairment loss on financial assets in 2025 mainly represented impairment loss of debt securities.

Other income. Other income was RMB12.2 million (US$1.7 million) in 2025, as compared with RMB22.7 million in 2024.

Income Tax Expense

Our income tax expense decreased by 95.6% from RMB92.0 million in 2024 to RMB4.0 million (US$0.6million) in 2025, mainly due to decrease in operating income. The effective tax rate for 2025 was negative 0.2% compared with 22.9% in 2024.

Net Income/Loss from continuing operations

The net loss from continuing operations was RMB2,277.3 million (US$325.7 million) in 2025, as compared with net income from continuing operations of RMB304.3 million in 2024.

Net income from discontinued operations

The net income from discontinued operations decreased by 37.5% from RMB5.2 million in 2024 to RMB3.2 million (US$0.5 million) in 2025.

Net Income/Loss Attributable to the Non-controlling Interests

The net income attributable to the non-controlling interests was RMB1.4 million (US$0.2 million) in 2025, as compared to the net loss attributable to the non-controlling interests of RMB145.5 million in 2024.

Net Income/Loss Attributable to the Company’s Shareholders

As a result of the foregoing factors, our net loss attributable to our shareholders was RMB2,275.4 million (US$325.4 million) in 2025 as compared with net income attributable to our shareholders of RMB455.0 million in 2024.

Foreign Currency

We have foreign currency bank deposits which are primarily denominated in U.S. dollars. The exchange rate between U.S. dollar and RMB has declined from an average of RMB8.2264 per U.S. dollar in July 2005 to RMB7.0432 per U.S. dollar in December 2025. The fluctuation of the exchange rate between the RMB and U.S. dollar and HK dollar resulted in a foreign currency translation gain of RMB0.6 million (US$0.1 million) in 2025, when we translated our financial assets from U.S. dollar and HK dollar into RMB. We have not hedged exposures to exchange fluctuations using any hedging instruments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from our operating activities. As of December 31, 2025, we had RMB31.1 million (US$4.4 million) in cash and cash equivalents, and RMB5.2 million (US$0.7 million) in short-term investments. Our cash and cash equivalents consist of cash on hand and bank deposits and our short-term investments consisting of short-term, highly liquid investments that are readily convertible to known amounts of cash, and have an insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to fund maintenance of digital platforms, working capital requirements, automobiles and office equipment purchases, office renovation and rental deposits.

We expect to require cash to fund our ongoing business needs, including recruitment and training of a professional sales force, and acquisitions which we expect to fund primarily in stock payment and cash to a lesser degree.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Net cash generated from (used in) operating activities	142,852	(16,273)	(2,327)
Net cash used in investing activities	(436,590)	(111,382)	(15,927)
Net cash used in financing activities	(64,389)	(71,604)	(10,239)
Net decrease in cash and cash equivalents and restricted cash	(358,127)	(199,259)	(28,493)
Cash and cash equivalents and restricted cash at the beginning of the year	602,004	245,744	35,141
Cash and cash equivalents and restricted cash at the end of the year	245,744	50,256	7,187

Operating Activities

Net cash used in operating activities for the fiscal year ended December 31, 2025 was RMB16.3 million (US$2.3 million). This reflected the net loss of RMB2,274.0 million (US$325.2 million), (i) depreciation expense of RMB5.3 million (US$0.8 million); (ii) non-cash operating lease expense and loss on termination of operating lease of RMB27.3 million (US$3.9 million); (iii) allowance for credit losses and impairment losses on financial assets of RMB2,172.1 million (US$310.6 million), (iv) share-based compensation expenses of RMB17.0 million (US$2.4 million); (v) interest accrued for other receivables and loan receivables of RMB31.2 million (US$4.5 million), (vi) loss on disposal of subsidiaries of RMB113.4 million (US$16.2 million), (vii) derecognition of contingent consideration of RMB17.6 million (US$2.5 million); (xii) fair value change of other current assets of RMB7.3 million (US$1.1 million) and (ix) loss on disposal of investment in an associate of RMB4.3 million (US$0.6 million). The significant changes in such non-cash and non-operating items were primarily due to allowance for credit losses on financial assets, non-cash operating lease, share-based compensation expenses, loss on disposal of subsidiaries, offset by the derecognition of contingent consideration. Operating cash flows were affected by a net negative change of RMB48.4 million (US$6.9 million) in our operating assets and liabilities, primarily from the effects of (i) a decrease of accounts receivables and contract assets of RMB212.4 million (US$30.4million) and (ii) an increase of other payables and accrued expenses of RMB115.5 million (US$16.5 million), (iii) an increase of other non-current assets of RMB31.4 million(US$4.5 million), offset by (i) an increase of other receivables and current assets of RMB211.5 million (US$30.2 million), (ii) a decrease of RMB138.6 million (US$19.8 million) in accounts payable and accrued commissions, (iii) a decrease of RMB27.3 million (US$3.9 million) in lease liability and (iv) a decrease of RMB33.4 million (US$4.8 million) in other current liabilities.

Net cash generated from operating activities for the fiscal year ended December 31, 2024 was RMB142.9 million. This reflected the net income of RMB309.5 million, as adjusted for non-cash and non-operating items, primarily including (i) depreciation of expense of RMB12.5 million; (ii) amortization of intangible assets of RMB16.8 million; (iii) non-cash operating lease expense of RMB59.9 million; (iv) provision for allowance for credit losses on financial assets of RMB43.7 million, (v)share-based compensation expenses of RMB38.6million; (vi) impairment loss on goodwill and intangible assets of RMB404.1 million, reflecting the expected adverse impact of the overall economic uncertainties in China, growth slowdown within the Chinese insurance market and our strategic business transition on our earnings in the next two to three years; (vii) change in fair value of equity investments of RMB82.6 million and (viii) net gain on disposal of RONS Technology and its subsidiaries in 2024 amounted RMB897.3 million. The significant changes in such non-cash and non-operating items were primarily due to amortization of intangible assets and impairment loss on goodwill and intangible assets due to the acquisitions in 2023, offset by the significant disposal gain from RONS Technology and its subsidiaries. Operating cash flows were negatively affected by a RMB32.6 million net change in our operating assets and liabilities, primarily from the effects of (i) an increases of other receivables of RMB272.4 million, (ii) a decrease of RMB135.7 million in accounts payable, and (iii) a decrease of RMB55.7 million in lease liability; offsetting by (i) an increase of other payables and accrued expenses of RMB310.5 million, and (ii) a decrease of RMB116.9 million in contract assets.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was RMB111.4 million (US$15.9million), primarily attributable to cash used to purchase short-term investment products of RMB49.9 million (US$7.1 million), cash lent to a related party of RMB15.5 million (US$2.2 million), purchase of property, plant and equipment of RMB3.3 million (US$0.5 million) and disposal of subsidiaries, net of cash disposed of RMB143.2 million (US$20.5 million), offset by proceeds from the disposal of short-term investments of RMB84.7 million (US$12.1 million) that matured, proceeds from disposal of property and equipment of RMB13.7 million(US$2.0 million) and repayment of loan receivables from a related party of RMB1.7 million (US$0.3 million).

Net cash used in investing activities for the year ended December 31, 2024 was RMB436.6 million, primarily attributable to cash used to purchase short-term investment products of RMB1,847.5 million, cash lent to third parties of RMB824.8 million, purchase of property, plant and equipment of RMB8.5 million and disposal of subsidiaries, net of cash disposed of RMB50.4 million, offset by proceeds from the disposal of short-term investments of RMB2,150.4 million that matured and repayment of loan receivables from a third party of RMB141.0 million.

Financing Activities

Net cash used in financing activities was RMB71.6 million (US$10.2 million) for the year ended December 31, 2025, attributable to proceeds from bank borrowings of RMB74.0 million (US$10.6 million) and proceeds from ordinary shares issuance of RMB7.3 million (US$1.0 million) partially offset by repayment of bank and other borrowings of RMB153.0 million (US$21.9 million).

Net cash used in financing activities was RMB64.4 million for the year ended December 31, 2024, attributable to proceeds from bank borrowings of RMB135.0 million, partially offset by repayment of bank and other borrowings of RMB164.3 million, dividend distributed to noncontrolling interest of RMB29.5 million and repurchase of ordinary shares from open market of RMB5.7 million.

Material cash requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and tax liabilities.

We incurred capital expenditures of RMB13.0 million, RMB8.5 million and RMB3.3 million (US$0.5 million) for the years ended December 31, 2023, 2024 and 2025, respectively. Our capital expenditures have been used primarily on leasehold improvement, purchase of office equipment and maintenance of our technological infrastructure. We estimate that our cash commitments including our cash requirements may increase in the following two or three years as we pursue selective acquisitions of quality assets in combination of stock payments and cash to diversify our revenue streams and we increase investments to enhance the professional skills of our existing sales force through training and digital empowerment, maintain our IT infrastructure and digital platforms. We anticipate funding our future capital expenditures primarily with net cash flows from financing and operating activities.

Our operating lease obligations consist of undiscounted minimum lease payment included in the measurement of operating lease liabilities under the lease agreements for our office premises. Our leasing expense was RMB71.5 million, RMB62.4 million and RMB23.5 million (US$3.4 million) in 2023, 2024 and 2025, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

We had uncertain tax liabilities of RMB25.7 million (US$3.7 million) for 2025. As we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority, such liabilities are excluded from the contractual obligations discussed above. Other than the contractual obligations and commercial commitments discussed above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2025.

As of December 31, 2024 and 2025, total outstanding balance of short-term loans amounted to RMB135.0 million and RMB56.0 million (US$8.0 million), respectively, which consisted of RMB denominated borrowings made by the Company’s subsidiaries from financial institutions in mainland China and were repayable within one year.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. As a result, as of December 31, 2025, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily in China through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and former consolidated VIEs in China is required to set aside at least 10% of its after-tax profits as reported in the PRC statutory financial statements each year, if any, to fund a statutory reserve until such reserve reach 50% of its registered capital, and before the Foreign Investment Law becomes effective on January 1, 2020, our wholly-owned subsidiaries had to set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Furthermore, the EIT Law that took effect on January 1, 2008 has eliminated the exemption of EIT on dividends derived by foreign investors from foreign-invested enterprises and imposes on foreign-invested enterprises an obligation to withhold tax on dividends distributed by such foreign-invested enterprises. As of December 31, 2025, our restricted net asset was RMB1,244,719 million (US$178.0 million). This amount is composed of the registered equity of our PRC subsidiaries and the statutory reserves described above. Our ability to pay dividends primarily depends upon dividends paid by our subsidiaries. As of December 31, 2025, we had aggregate undistributed earnings of approximately RMB1,036.6 million (US$148.2 million) that were available for distribution. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Along with the accumulation of historical renewal data and experiences, we re-evaluate the appropriateness of the constraint applied on an on-going basis and adjust the constraint accordingly when we observe more evidence that would suggest that the long-term expectation underlying the assumptions has changed. Accordingly, the constraint applied to existing business’s total estimated renewal commissions we expect to receive for all sold long-term life insurance products decreased from 42% as of December 31, 2024 to 39% as of December 31, 2025. Considering the difference in historical product matrix and portfolio of renewal data, we apply different constraints in estimating the renewal commission revenues to its existing business and the newly acquired entities. Accordingly, the constraints applied to the total estimated renewal commissions of two entities acquired in 2023 that we expect to receive for all sold long-term life insurance products decreased from 5% and 23%, respectively, as of December 31, 2024 to 5% and 14%, respectively, as of December 31, 2025.

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

Recent Accounting Pronouncements

See Item 18 of Part III, “Financial Statements—Note 2—Summary of Significant Accounting Policies—(ac) Recently accounting pronouncements issued not yet adopted” and “Financial Statements—Note 2—Summary of Significant Accounting Policies— Recently accounting pronouncements issued not yet adopted.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mingxiu Luan	39	Chief Executive Officer and Vice-Chairperson of the Board of Directors
Huaguang Huang	44	Chief Financial Officer
Kunlin Li	30	Independent Director of the Board of Directors
Changfu Li	41	Independent Director of the Board of Directors
Jianyun Ye	38	Independent Director of the Board of Directors

Ms. Mingxiu Luan has been our Chief Executive Officer and Vice Chairperson since April 2025. She served as the Chief Financial Officer of TIAN RUIXIANG Holdings Ltd. from March 2019 to August 2024, and of Zhejiang Tianruixiang Insurance Broker Co. Ltd. from May 2016 to August 2024. Between March 2015 and April 2016, Ms. Luan served as the financial director of Mingruibotong (Beijing) Investment Management Co., Ltd., responsible for the day-to-day financial management. From May 2014 to November 2014, Ms. Luan served as the deputy director of finance department of Beijing CN live Culture Media Co., Ltd. From November 2009 to April 2014, she worked as a senior audit manager in Shandong branch of WUYIGE Certified Public Accounting LLP. Ms. Luan holds a bachelor’s degree in accounting from Shandong University of Finance and Economics and is a certified public accountant in China.

Mr. Huaguang Huang has been our chief financial officer since January 2025. From June 2022 to January 2025, Mr. Huang served as the Finance Manager at Shenzhen Hiao Electronic Technology Co., Ltd, where he has built a financial empowerment distribution system. From September 2019 to March 2022, he was the Finance Director at Jimi IoT, where he advanced the informatization of production, sales, and research as well as IPO internal control compliance. From 2015 to 2019, he was the Finance Director at Zhonglan Interconnection Technology, where he established a business-finance integration platform and completed multiple rounds of financing. From November 2010 to February 2015, he was the Deputy Finance Director at Hanpu Electronic Technology Development, where he promoted a lean management accounting system. From September 2003 to July 2010, he was the Finance Manager at Shenzhen Jiaqiao Communications, where he participated in the entire process from private placement to IPO. Mr. Huang holds the title of Intermediate Accountant and bachelor’s degree in Accounting from Jiangsu University of Science and Technology.

Mr.Kunlin Li has been our independent director since December 2025. Mr. Li has over six years of professional experience in accounting and finance. He has served as the Finance Manager at Beijing Yingu Pusi Investment Management Co., Ltd. since 2019. In this role, Mr. Li has been responsible for the comprehensive financial operations and oversight of the company’s managed private equity funds. Mr. Li earned his bachelor’s degree in finance from Nankai University Binhai College in 2019.

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

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third-party, including our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his employment agreement. Specifically, each executive officer has agreed not to, while employed by us and for one year following the termination or expiration of the employment agreement, (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities, and will not interfere with the business relationship between us and such persons and/or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner or otherwise, in any business which is in direct or indirect competition with our business; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us at the date of the executive officer’s termination, or in the year preceding such termination.

B. Compensation

In 2025, the aggregate cash compensation, including reimbursement of expenses, to our executive officers which include executive directors was approximately RMB1.0 million (US$0.2 million), and the aggregate cash compensation to our non-executive directors was approximately RMB0.6 million (US$0.1 million). We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our executive officers and directors except for statutory social security payment.

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

2022 Share Incentive Plan

On August 12, 2022, our board of directors adopted a share incentive plan under which we have reserved 161,143,768 ordinary shares (equivalent to approximately 402,860 Class A ordinary shares giving effect to the 400-for-1 Share Consolidation effected on May 21, 20205) for issuance, which was approximately 15% of our outstanding ordinary shares as of June 30, 2022 (“2022 Share Incentive Plan”).

Simultaneously, our board of directors approved the grant of options to purchase an aggregate of 4,000,000 ordinary shares (equivalent to 10,000 of our Class A ordinary shares giving effect to the Share Consolidation) to former independent directors pursuant to the 2022 Share Incentive Plan (the “2022 Option 1”). The exercise price of these options is US$0.2305 per ordinary share or US$92.2 per post-Share Consolidation Class A ordinary share. The options are scheduled to vest over a four-year period starting from August 31, 2023, subject to their continued service with us. Upon resignation of these independent directors in January 2024 and in September 2024, respectively, options to purchase 9,967 post-Share Consolidation Class A ordinary shares under AIFU 2022 Option 1 were immediately exercisable and vested. Upon resignation of one independent director in January 2025, options to purchase 33 post-Share Consolidation Class A ordinary shares were forfeited.

On February 6, 2023, our board of directors approved the grant options to purchase an aggregate of 13,680,000 ordinary shares (equivalent to 34,200 of our Class A ordinary shares giving effect to the Share Consolidation) to certain top agents who have met the requirements for Million Dollar Round Table Membership, pursuant to the 2022 Share Incentive Plan (the “2022 Option 2”). The exercise price of these options is US$20.0 per post-split Class A ordinary share.. The options were scheduled to vest over a two-year period starting from March 31, 2024, subject to the achievement of certain key performance indicators by the option holders and their continued service with us. As of March 31, 2026, options to purchase 525 Class A ordinary shares related to 2022 Option 2 were vested and all of the remaining options were forfeited due to underperformance of the option holders.

On August 16, 2023, our board of directors approved the grant of restricted share units of 536,990 RSUs (“RSUs 1”) to a former executive officer. Each RSU represented a right to receive one ADS, with each ADS representing 20 ordinary shares of AIFU. Giving effect to the subsequent ADR facility termination whereby every ADS were exchanged for 20 of our Class A ordinary shares and the Share Consolidation, this grant was adjusted to 26,850 RSUs, with each RSU representing a right to receive one post-Share Consolidation Class A ordinary share. The RSUs were scheduled to vest over a five-year period starting from June 30, 2024, subject to his continued service with us. On July 15, 2024, our board of directors approved the grant of an additional RSUs of 268,200 RSUs (“RSUs 2”) to the same officer. Each RSU similarly represented a right to receive one ADS. This grant of 268,200 RSUs (representing 5,364,000 Class A ordinary shares) was adjusted to 13,410 RSUs following the ADR facility termination and Share Consolidation, with each RSU representing one post-Share Consolidation Class A ordinary share. Upon resignation of this former executive officer in September 2024, RUSs representing 40,000 post-Share Consolidation Class A ordinary shares were immediately vested and the remaining RSUs were forfeited.

2023 Share Incentive Plan

On February 20, 2024, our board of directors adopted a share incentive plan under which we have reserved 113,423,618 Class A ordinary shares (equivalent to 283,560 of our Class A ordinary shares giving effect to the Share Consolidation) for issuance, which was approximately 10% of our outstanding ordinary shares as of December 31, 2023 (“2023 Share Incentive Plan”).

Pursuant to 2022 Share Incentive Plan and 2023 Share Incentive Plan, option grants and restricted share unit grants were approved by our board of directors as follows:

On April 16, 2024, share options were granted to certain “MDRT” Agents to purchase an aggregate of 18,088,000 ordinary shares (equivalent to 45,220 of our Class A ordinary shares giving effect to the Share Consolidation) with an exercise price of US$0.11809 per ordinary share or US$47.236 per post-Share Consolidation Class A ordinary share (“2024 Option 1”). The options were scheduled to vest over a two-year period starting from the date of grant, with each of the 50% to be vested on March 31, 2025 and March 31, 2026, respectively, subject to the achievement of certain key performance indicators by the option holders and their continued service with us. As of March 31, 2026, all of the 2024 Option 1 were forfeited due to underperformance of the option holders.

On June 25, 2024, share options were granted to certain sales team leaders to purchase an aggregate of 4,930,000 Class A ordinary shares (equivalent to 12,325 of our Class A ordinary shares giving effect to the Share Consolidation),(“2024 Option 2”). The exercise price of these options is US$0.05 per class A ordinary share or US$20 per post-Share Consolidation Class A ordinary share. The options were scheduled to vest over a two-year period starting from March 31, 2025, subject to the achievement of certain key performance indicators by the option holders and their continued service with us. As of March 31, 2026, all of the 2024 Option 2 were forfeited due to underperformance of the option holders.

On various dates from April 16, 2024, share options were granted to certain new agents to purchase an aggregate of 3,400,000 Class A ordinary shares (equivalent to 8,500 Class A ordinary shares giving effect to the Share Consolidation) (“2024 Option 3”). The exercise price of these options is US$0.05 per class A ordinary share or US$20.0 per post-Share Consolidation Class A ordinary share. The options are scheduled to vest over a two-year period beginning on the grant date, with 50% vesting on March 31, 2025, and the remaining 50% vesting on March 31, 2026, subject to the achievement of certain key performance indicators by the option holders and their continued service with us. As of March 31, 2026, all of the 2024 Option 3 were forfeited due to underperformance of the option holders.

On November 18, 2024, our board of directors approved the grant of 1,000,000 RSUs to a former director. Each RSU represented a right to receive one ADS, with each ADS representing 20 of our Class A ordinary shares. Giving effect to the subsequent ADR facility termination and Share Consolidation, the grant was adjusted to 50,000 RSUs (“RSUs”), with each RSU representing a right to receive one post-Share Consolidation Class A ordinary share. The RSUs were scheduled to vest over a three-year period starting from the date of grant, with 30% vesting on each of the first and second anniversaries in 2025 and 2026 and the remaining 40% vesting on the third anniversary in 2027, subject to her continued service with us. As of March 31, 2026, 15,000 RUSs have been vested and the remaining RUSs were forfeited upon resignation of such director.

On February 14, 2025, our board of directors approved a severance compensation package for certain former officers and employees, which included a grant of 10,000,000 restricted share units (“RSUs 4”). Each RSU represented the right to receive one ADS and was fully vested on March 1, 2025. Subsequently, following our termination of the ADR facility and the Share Consolidation, the 10,000,000 vested RSUs were adjusted to 500,000 RSUs, with each RSU representing the right to receive one post-split Class A ordinary share.

On April 29, 2025, our board of directors approved a severance compensation package for a former executive officer, which included a grant of 1,000,000 restricted share units (“RSUs 5”). Each RSU represented the right to receive one ADS. The RSUs were fully vested upon grant. Subsequently, following the termination of the ADR facility and the Share Consolidation, the 1,000,000 vested RSUs were adjusted to 50,000 RSUs, with each RSU representing the right to receive one post-split Class A ordinary share.

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

As of March 31, 2026, options to purchase 9,967 Class A ordinary shares of the Company were outstanding.

C. Board Practices

Board of Directors

Our board of directors consists of four directors. Under our currently effective amended and restated memorandum and articles of association, a director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third-party. The directors may receive such remuneration as our board of directors may determine from time to time. There is no age limit requirement for directors.

The Board conducts self-assessment of its performance annually in compliance with corporate governance requirements, which encompasses the directors’ involvement in business operations, the effectiveness of board oversight, board composition, board culture, management of major issues, and processes of board operation.

In compliance with Rule 5605 of the Nasdaq Listing Rules, a majority of our directors and all of the committee members of our board of directors are independent directors. During 2025, our board of directors met in person or passed resolutions by unanimous written consent 22 times. In addition, our independent directors held executive sessions without the presence of non-independent directors or members of management twice during 2025. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee and the financial reporting and disclosure committee and have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Kunlin Li (chairman), Jianyun Ye and Changfu Li, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2025, our audit committee held meetings or passed resolutions by unanimous written consent six times.

Compensation Committee. Our compensation committee consists of Changfu Li (chairman), Kunlin Li and Jianyun Ye, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2025, our compensation committee held meetings or passed resolutions by unanimous written consent twice.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Jianyun Ye (chairman), Kunlin Li and Changfu Li, all of whom satisfy the “independence” requirements of Rule 5605 of the Nasdaq Listing Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2025, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent three times.

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

D. Employees

Employees, Sales Agents and Training

We had 4,707 and 594 employees as of December 31, 2024 and 2025, respectively. The number of employees in 2024 included 3,230 employees of our discontinued claims adjusting operations. We consider our relations with our employees to be good. The following table sets forth the number of our employees by function as of December 31, 2025:

	Number of Employees	% of Total
Management	169	28.0
Administrative staff	360	59.7
Financial and accounting staff	72	11.9
Information technology staff	2	0.3
Total	603	100.0

The following table sets forth the number of our employees by age as of December 31, 2025:

	Persons	% of Total
< 30 years old	24	4.1
30-50 years old	523	86.5
> 50 years old	56	9.4
Total	603	100.0

As of December 31, 2024 and 2025, we had 58,398 and 42,170 registered sales agents, respectively. We have contractual relationships with these sales agents. We primarily distribute life insurance policies with a periodic premium payment schedule. For the sale of each of such life insurance policy, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance companies for the sale and renewal of that policy, generally up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period. For the sale of each life insurance policy with a single premium payment schedule or non-life policy, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from insurance companies for the sale of that policy.

For our traditional sales force, our life insurance sales agents are typically organized into sales teams with a multilevel hierarchy. A life insurance sales agent not only receives a commission for the insurance policies that he or she sells, but also a commission for insurance policies sold by agents under his or her management.

Our sales agents, in-house sales representatives are valuable to us and are instrumental in helping us build and maintain long-term relationships with our customers. Therefore, we place a strong emphasis on training our sales force. We provide training to both new sales agents and existing sales agents, on a monthly or quarterly basis, both offline and online. For new sales agents, we offer orientation courses that are designed to familiarize them with corporate culture, insurance products, and sales skills. For the existing sales agents, we offer on-the-job training courses that aim to enhance their sales skills and knowledge of various insurance products and develop skills to build and manage their own sales teams. Online training courses are also available on FA App and RONS Livestreaming Platform, which enable sales agents to attend the courses anytime anywhere. We have also established an open-source lecturer platform which allows insurance veterans to upload self-developed courses and viewable on fee basis. As part of our efforts to professionalize our sales force, we will allocate more resources to enhance training. With the data insight gained through digital technologies, agents will be categorized into different levels based on various criteria including their qualification, capabilities and productivity and targeted training courses will be provided to help improve their professional skills and productivity.

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

E. Share Ownership

We currently do not have specific stock ownership requirements for our CEO and other members of our management. The following table sets forth information with respect to the beneficial ownership of our shares, as of this annual report, by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our shares.

As of March 31, 2026, there were 123,514,110 ordinary shares outstanding, comprising of 117,289,110 Class A ordinary shares and 6,225,000 Class B ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficially Ownership (of total Class A Ordinary Shares and Class B Ordinary Shares)(1)	% of Aggregate Voting Power
Directors and Executive Officers**:
Mingxiu Luan	0	0	0.00%	0.00%
Huaguang Huang	0	0	0.00%	0.00%
Kunlin Li	0	0	0.00%	0.00%
Changfu Li	0	0	0.00%	0.00%
Jianyun Ye	0	0	0.00%	0.00%
All Directors and Executive Officers as a Group	0	0	0.00%	0.00%

Principal Shareholders:
Expansion Group Ltd(2)	250	5,000,000	4.05%	67.59%
Ileana Zhao(3)	3,100,250	5,000,000	6.56%	68.01%
Infinew Limited(4)	250	1,225,000	0.99%	16.56%
Katherine Wang(4)	250	1,225,000	0.99%	16.56%
YS Management Company Limited(5)	96,526,648	0	78.15%	13.05%
Yif Liu(5)	96,526,648	0	78.15%	13.05%

†	Except for our independent directors, the business address of our directors and executive officers is c/o Room 1, Building 10, Jinzhong Guobin Hui Qinyuan 2nd Road, Lihu Community, Xili Street, Shenzhen, 518055, People’s Republic of China.

(1)	Percentage of beneficial ownership of each director and executive officer and principal shareholder is based on 123,514,110 ordinary shares outstanding, comprising of 117,289,110 Class A ordinary shares and 6,225,000 Class B ordinary shares as of March 31, 2026. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each director and executive officer and principal shareholder by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

(2)

Represents 250 Class A ordinary shares of the Company and 5,000,000 Class B ordinary shares of the Company directly held by Expansion Group Ltd. The principle registered address of Expansion Group Ltd. is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)	Represents (i) 250 Class A ordinary shares of the Company and 5,000,000 Class B ordinary shares of the Company directly held by Expansion Group Ltd; and (ii) 3,100,000 Class A ordinary shares of the Company directly held by Vanguard First Limited. Both Expansion Group Ltd and Vanguard First Limited are 100% owned by Ileana Zhao. Consequently, Ileana Zhao may be deemed to beneficially own the Ordinary Shares held by Expansion Group Ltd and Vanguard First Limited. The principle registered address of Vanguard First Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

(4)	Represents 250 Class A ordinary shares of the Company and 1,225,000 Class B ordinary shares of the Company directly held by Infinew Limited. Infinew Limited is wholly-owned by Katherine Wang. The principal business and office address of Infinew Limited is Room 5031, 5/F, Yau Lee Center, No. 45 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong SAR.

(5)	Represents 96,526,648 Class A ordinary shares of the Company directly held by YS Management Company Limited. YS Management Company Limited is 100% owned by Yif Liu. Consequently, Yif Liu may be deemed to beneficially own the Ordinary Shares held by YS Management Company Limited. The principle registered address of YS Management Company Limited is Room 1604, 16/F, OfficePlus@Sheung Wan, 93-103 Wing Lok Street, Sheung Wan, Hong Kong.

As of March 31, 2026, 3,211,303 Class A ordinary shares were held by one record holder in the United States, representing approximately 2.60% of our total outstanding shares. The record holder is Cede & Co., the nominee of the Depositary Trust Company. The number of beneficial owners of our Class A ordinary shares in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Maase Inc. (formerly known as Highest Performance Holdings Limited and Puyi Inc.)

(i) On December 28, 2020, we entered into a framework strategic partnership agreement, or the Agreement, with Puyi Enterprise Management Advisory Co., Ltd., or Puyi Enterprise, an affiliate of Maase Inc. (“Maase”). Maase was formerly our controlled shareholder until December 2025 Pursuant to the Agreement, both parties, on the basis of full compliance with relevant regulatory and legal requirements, will share customer and channel resources and explore collaboration opportunities on the provision of value-added asset management services to Chinese households, by leveraging both parties’ respective strength in insurance and financial services. In order to diversify our services and product offerings, we provided referral services of publicly-raised and privately-raised fund products provided by Maase’s business partners. When our clients have needs for fund products, we referred Maase’s financial advisors to them and Maase’s financial advisors will be responsible for providing product information and handling purchasing procedures. In 2023, we incurred RMB0.5 million referral service fee from Maase and the balance of account receivable as of December 31, 2023 was nil. In 2024, we incurred RMB0.9 million referral service fee from Maase and the balance of account receivable as of December 31, 2024 was RMB0.2 million. In 2025, we incurred RMB0.4 referral service fee from Maase and the balance of account receivable as of December 31, 2025 was nil.

(ii) During 2025, the Company provided a loan of RMB15.5 million to Maas, of which RMB1.7 million had been repaid and the outstanding receivables was RMB13.7 million as at December 31, 2025.

(iii) In June 2025, we disposed of 100% equity interests in Beijing Fanlian Investment Co., Ltd. to Chengdu Puyi Bohui Information Technology Co., Ltd., for a cash consideration of RMB14.3 million.

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Regulatory Proceedings

We are currently not a party to any material litigation or legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business. In addition, the CBIRC may make inquiries and conduct examinations concerning our compliance with PRC laws and regulations from time to time. These administrative proceedings were not material to us. While we cannot predict the outcome of any pending or future examination, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

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

When we pay dividends, cash dividends on our ordinary shares, will be paid in U.S. dollars. Currently, we have no plan to repatriate the remaining undistributed earnings from our subsidiaries in China and we intend to retain all of our available funds held by subsidiaries in China and their future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries or share premium to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, there are still uncertainties under the new PRC EIT law and the related regulations regarding whether the dividends we receive from our PRC subsidiaries or dividends paid to our shareholders will be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A. Offer and Listing Details

See “—C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares have been listed on the Nasdaq Global Select Market under the symbol “AIFU” since May 21, 2025 following the termination of our ADR Facility. Prior to that, from October 23, 2024 until May 21, 2025, our ADSs, previously each representing 20 Class A ordinary shares, were listed on the Nasdaq Global Select Market under the same ticker symbol “AIFU”. From December 6, 2016 until October 23, 2024, our ticker symbol was “FANH” and from October 31, 2007 until December 6, 2016, our ticker symbol was “CISG.” From October 31, 2007 until January 1, 2009, our ADSs were listed on the Nasdaq Global Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, as adopted by our shareholders by special resolution at the extraordinary general meeting held on April 17, 2025, as well as the Cayman Companies Act insofar as they relate to the material terms of our ordinary shares.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

Ordinary Shares

General. Our authorized share capital is US$4,000,000,000 divided into 10,000,000,000 Ordinary Shares, comprising of (i) 8,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.4 each, and (ii) 2,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.4 each. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E. Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to prospective and retroactive change and is included here for information purposes only. This summary is not intended to be, and should not be construed as, legal or tax advice, does not consider any investor’s particular circumstances, and does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

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

PRC Taxation

Under the former PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. In addition, any interest or dividends payable, or distributions made, by us to holders or beneficial owners of our ordinary shares would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.

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

Under the new law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% or 5% PRC withholding tax, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place of business within China or if the dividends paid have no connection with the non-PRC investor’s establishment or place of business within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of shares by such an investor is also subject to a 10% or 5% PRC withholding tax if such gain is regarded as income derived from sources within China, unless such tax is eliminated or reduced under an applicable tax treaty.

If we were considered a PRC “resident enterprise,” it is possible that the dividends we pay with respect to our ordinary shares, or the gain you may realize from the transfer of our ordinary shares, would be treated as income derived from sources within China and be subject to the 10% or 5% PRC withholding tax.

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

Although we have not been notified that we are treated as a PRC resident enterprise, we cannot assure you that we will not be treated as a “resident enterprise” under the EIT Law, any aforesaid circulars or any amended regulations in the future. If we are treated as a PRC resident enterprise for PRC enterprise income tax purposes, among other things, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income. Furthermore, if we are treated as a PRC resident enterprise, payments of dividends and/or other expenses of similar nature by us may be regarded as derived from sources within the PRC and therefore we may be obligated to withhold PRC income tax at 10% on payments of dividends on the shares and/or interest or other expenses of similar nature on the notes to non-PRC resident enterprise investors. In the case of non-PRC resident individual investors, the tax may be withheld at a rate of 20%.

In addition, if we are treated as a PRC resident enterprise, any gain realized on the transfer of the ordinary shares by non-PRC resident investors may be regarded as derived from sources within the PRC and accordingly may be subject to a 10% PRC income tax in the case of non-PRC resident enterprises or 20% in the case of non-PRC resident individuals. The PRC tax on interest or gains may be reduced or exempted under applicable tax treaties between the PRC and the holder’s home country. For example, according to an arrangement between the PRC and Hong Kong SAR, for the avoidance of double taxation, holders who are Hong Kong SAR residents, including both enterprise holders and individual holders, may be exempted from PRC income tax on capital gains derived from a sale or exchange of the notes.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax considerations to a United States Holder (as defined below), of an investment in ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report on Form 20-F, including the United States Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service (“IRS”) and other applicable authorities, all as of the date of this annual report on Form 20-F. All of the foregoing authorities are subject to differing interpretations or changes, which could apply retroactively or significantly affect the tax considerations described below. We have not sought any ruling from the IRS with respect to the statements made or the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements or conclusions. In addition, this summary of the United States federal income tax considerations does not discuss the Medicare Tax on net investment income, any tax considerations arising under the United States federal non-income tax laws (such as estate or gift tax), or the laws of any state, local, or non-United States taxing jurisdiction.

This discussion applies only to a United States Holder (as defined below) that holds ordinary shares as “capital assets” for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax considerations to any particular investor nor describes all aspects of the tax considerations applicable to persons in special tax situations, such as:

●	banks and certain other financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	brokers or dealers in stocks and securities, or currencies;

●	persons who use or are required to use a mark-to-market method of accounting;

●	certain former citizens or residents of the United States subject to Section 877 of the Code;

●	entities subject to the United States anti-inversion rules;

●	tax-exempt organizations and entities;

●	persons subject to the alternative minimum tax provisions of the Code;

●	persons whose functional currency is other than the United States dollar;

●	persons holding ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons holding ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

●	persons that actually or constructively own ordinary shares representing 10% or more of our voting power or value;

●	persons who acquired ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

●	partnerships or other pass-through entities, or persons holding ordinary shares through such entities;

●	persons required to accelerate the recognition of any item of gross income with respect to ordinary shares as a result of such income being recognized on an applicable financial statement; or

●	persons that hold, directly, indirectly or by attribution, ordinary shares or other ownership interests in us prior to our initial public offering.

If a partnership (including an entity or arrangement treated as a flow-through entity for United States federal income tax purposes) holds ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnership holding ordinary shares should consult its tax advisors regarding the tax consequences of investing in and holding ordinary shares.

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

For purposes of the discussion below, a “United States Holder” is a beneficial owner of ordinary shares that is, for United States federal income tax purposes:

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

Passive Foreign Investment Company

Based on the market price of our Class A ordinary shares, the value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2025, however there can be no assurance to this regard. However, we believe we were a PFIC for taxable years ended December 31, 2024, 2023, 2022, 2017 and taxable years prior to 2017. In addition, we believe that it is likely that one or more of our subsidiaries were also PFICs for such years.

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

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock. Although the law in this regard is unclear, we treat the former VIEs as being owned by us for United States federal income tax purposes, because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidated their results of operations in our consolidated United States GAAP financial statements.

The composition of our income and assets will be affected by the market price of our Class A ordinary shares and how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. If the market price of our Class A ordinary shares decreases or we increase the amount of cash, short term investments and other passive assets we hold sufficiently from current levels, we may become a PFIC for future taxable years. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that the IRS will not take a contrary position.

If we are a PFIC for any taxable year (as we believe we were for taxable years ended December 31, 2024, 2023, 2022, 2017 and taxable years prior to 2017) during which you hold our Class A ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our Class A ordinary shares, unless we cease to be a PFIC (as we believe we did in 2025) and you make a “deemed sale” election with respect to the Class A ordinary shares, as applicable. If such an election is made, you will be deemed to have sold the Class A ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the Class ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the Class A ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year (as we believe we were for taxable years ended December 31, 2024, 2023, 2022, and 2017 and prior years) during which you hold our Class A ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the Class A ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the Class A ordinary shares will be treated as an excess distribution. Under these rules:

●	the excess distribution or recognized gain will be allocated ratably over your holding period for the Class A ordinary shares;

●	the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

●	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year (as we believe we were for our taxable years ended December 31, 2024, 2023, 2022, 2017 and prior years) during which you hold our Class A ordinary shares and any of our non-United States subsidiaries that are corporations (or other corporations in which we own equity interests) is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, “a lower-tier PFIC”) for purposes of the application of these rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.

If we are a PFIC for any taxable year (as we believe we were for our taxable years ended December 31, 2024, 2023, 2022, 2017 and prior years) during which you hold our Class A ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on the Class A ordinary shares as ordinary income under a mark-to-market method, provided that the Class A ordinary shares constitute “marketable stock” (as defined below). If you make a mark-to-market election for the Class A ordinary shares, you will include in gross income for each taxable year that we are a PFIC (including our taxable year ended December 31, 2024) an amount equal to the excess, if any, of the fair market value of the ordinary shares you hold as of the close of your taxable year over your adjusted basis in such Class A ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the Class A ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the Class A ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the Class A ordinary shares, as well as to any loss from the actual sale or other disposition of the Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A ordinary shares. Your basis in the Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, any distributions we make would generally be subject to the tax rules discussed below under “Item. 10 Additional Information—E. Taxation—United States Federal Income Taxation—Dividends and Other Distributions on the Class A ordinary shares,” except the lower capital gains rate applicable to qualified dividend income generally would not apply.

The mark-to-market election is available only for “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. Our Class A ordinary shares are listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if our Class A ordinary shares remain listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of our Class A ordinary shares, we expect that the mark-to-market election will be available to you for each taxable year for which we are a PFIC, but no assurances are given in this regard.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our Class A ordinary shares are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisors regarding the availability of mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Because a mark-to-market election cannot be made for any lower tier PFICs that we may own, if we were a PFIC for any taxable year (as we believe we were for taxable years ended December 31, 2024, 2023, 2022, 2017 and prior years), a United States Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a United States shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the PFIC’s income on a current basis. However, you may make a qualified electing fund election with respect to your ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury Regulations. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds our Class A ordinary shares in any taxable year in which we are a PFIC (as we believe we were for taxable years ended December 31, 2024, 2023, 2022, 2017 and prior years) will be required to file an annual report containing such information as the United States Treasury Department may require. You are strongly urged to consult your tax advisors regarding the impact of our ceasing to be a PFIC in 2025 on your investment in Class A ordinary shares, as well as the application of the PFIC rules to your investment in Class A ordinary shares and the availability, application and consequences of the elections discussed above.

Dividends and Other Distributions on the Class A ordinary shares

Subject to the passive foreign investment company rules discussed above, the gross amount of any distribution that we make to you with respect to Class A ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year. As discussed above under “––Passive Foreign Investment Company,” we believe that we were a PFIC for our taxable year ended December 31, 2025.

Under a published IRS Notice, common or ordinary shares are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our Class A ordinary shares are. We believe, but we cannot assure you, that dividends we pay, if any, on the ordinary shares, will, subject to applicable limitations, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information—E. Taxation—PRC Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares would, subject to applicable limitations, be eligible for the reduced rates of taxation, subject to applicable limitations (including ineligibility for reduced rates as a result of our being a PFIC for the taxable year in which the dividend is paid or the preceding taxable year)

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold Class A ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

You should consult your tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the Class A ordinary shares, as well as the effect of any change in applicable law after the date of this annual report on Form 20-F.

Any PRC or other non-United States withholding taxes imposed on dividends paid to you with respect to the Class A ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the Class A ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex and recently issued Treasury Regulations have introduced additional requirements and limitations to the foreign tax credit rules. You should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the Class A ordinary shares

You will recognize gain or loss on a sale or exchange of our Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in the ordinary shares. Subject to the discussion under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company,” above, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual that has held the ordinary shares for more than one year currently may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of our Class A ordinary shares (see “Item 10. Additional Information—E. Taxation—PRC Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes, subject to certain limitations. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our Class A ordinary shares, and the proceeds from the sale or exchange of our Class A ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in our Class A ordinary shares as is necessary to identify the class or issue of which our Class A ordinary shares are a part. These requirements are subject to exceptions, including an exception for our Class A ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.

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

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and our executive officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

In accordance with Rule 5250(d) of the Nasdaq Listing Rules, we will post this annual report on Form 20-F on our website at https://ir.aifugroup.com/financial-information/sec-filings. In addition, we will provide electronic or hard copies of our annual report free of charge to shareholders upon request.

I. Subsidiary Information

For a list of our subsidiaries as of March 31, 2026, see Exhibit 8.1 to this annual report.

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

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to the cash and cash equivalent denominated in U.S. dollars that we keep offshore for dividend payments. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our Class A ordinary shares will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while our Class A ordinary shares will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$0.5 million and HK dollar-denominated financial assets amounting to HK$2.7 million as of December 31, 2025. A 10% appreciation of the RMB against the U.S. dollar and HK dollar would have resulted in a decrease of RMB0.6 million (US$0.1 million) in the value of our U.S. dollar-denominated and HK dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

On May 20, 2025, we terminated the American depositary receipt facility for our ADSs and ceased the listing of the ADSs on Nasdaq. On May 21, 2025, our Class A ordinary shares commenced trading on Nasdaq in substitution for the ADSs. As a result of this, there are no outstanding ADSs as of December 31, 2025.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.–D. Material Modifications to the Rights of Security Holders

By passing resolutions at the Extraordinary General Meeting of Shareholders on October 31, 2024, our authorized share capital was amended to US$10,000,000 divided into (i) 8,000,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each and (ii) 2,000,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each, by (a) re-designating 8,000,000,000 authorized ordinary shares (including all ordinary shares which were then issued and outstanding) as Class A ordinary shares; and (b) re-designating 2,000,000,000 authorized ordinary shares (none of which was then issued and outstanding) as Class B ordinary shares.

By passing resolutions at the Extraordinary General Meeting of Shareholders held on April 17, 2025, effective on May 21, 2025, (a) each 400 (four hundred) ordinary shares of a par value of US$0.001 each were consolidated into 1 (one) ordinary share of a par value of US$0.4 each, such that our authorized share capital was changed to US$10,000,000 divided into 25,000,000 ordinary shares comprising of (i) 20,000,000 class A ordinary shares of a nominal or par value of US$0.4 each and (ii) 5,000,000 class B ordinary shares of a nominal or par value of US$0.4 each; and (b) immediately following the 400-for-1 Share Consolidation, our authorized share capital of was increased to US$4,000,000,000 divided into 10,000,000,000 ordinary shares comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.4 each, and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.4 each.

As of the date of this report, pursuant to the current amended and restated memorandum and articles of association, the Company is authorized to issue 8,000,000,000 class A ordinary shares of a par value of US$0.4 each and 2,000,000,000 class B ordinary shares of a par value of US$0.4 each. Each holder of a Class A Ordinary Share shall have one (1) vote for each Class A Ordinary Share and each holder of the Class B Ordinary Shares shall have one hundred (100) votes for each Class B Ordinary Share.

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

Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Enrome LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of AIFU Inc. (formerly known as “AIX Inc.” and “Fanhua Inc.”)

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of AIFU Inc. (formerly known as “AIX Inc.” and “Fanhua Inc.”) (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2025, of the Group and our report dated April 28, 2026, expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to the translation of Renminbi amounts into United States dollars amounts on those financial statements.

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

April 28, 2026

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Kunlin Li, an independent director (under the standards set forth in Rule 5605 of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our investor relations website at https://ir.aifugroup.com/corporate-governance

Item 16C. Principal Accountant Fees and Services

On January 23, 2025 we engaged Enrome LLP (PCAOB No. 6907) (“Enrome”) as our independent registered public accounting firm, and dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”). See also “Item 16F. Change in Registrant’s Certifying Accountant.” The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte and Enrome for the periods indicated.

	For the Year Ended December 31,
	2024	2025
	(US$ in thousands)
Audit fees(1):
–Deloitte Touche Tohmatsu Certified Public Accountants LLP	843.0	100.0
–Enrome LLP	700.0	540.0
Total fees	1,543.0	640.0

(1)	“Audit fees” meant the aggregate fees billed and expected to be billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of quarterly financial statements included in our reports on Form 6-K, services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

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

Not applicable.

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

During the fiscal years ended December 31, 2022 and 2023 and the subsequent interim period through January 23, 2025, there have been no (i) disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

During the fiscal years ended December 31, 2022 and 2023 and the subsequent interim period prior to engaging Enrome, neither we nor anyone on our behalf has consulted with Enrome on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Enrome concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

Item 16G. Corporate Governance

Nasdaq Stock Market Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and do not hold an annual meeting of shareholders each year. We may hold annual or extraordinary shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

Pursuant to the Nasdaq Stock Market Rule 5600 Series, shareholder approval is required prior to the issuance of securities in the following circumstances:

●	Rule 5635(a) requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain specified circumstances.

●	Rule 5635(b) requires shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

●	Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants.

●	Rule 5635(d) requires shareholder approval for a 20% Issuance at a price that is less than the Minimum Price.

Our Cayman Islands counsel has also provided letters to Nasdaq certifying that, under Cayman Islands law, shareholder approval is not required for these matters and accordingly the Company followed home country practice in lieu of the requirements of the Rule 5600 Series of the NASDAQ Stock Market Marketplace Rules (with the exception of those rules which are required to be followed pursuant to the provisions of Rule 5615(a)(3)).

Other than the annual meeting and the shareholder approval requirement for certain issuance of securities described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules. To the extent that we choose to follow additional home country practices in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors— Risks Related to Our Ordinary Shares—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policies is filed as Exhibit 11.2 to our annual report on Form 20-F filed on April 25, 2025.

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

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various operational levels, including access management, network management, system maintenance, data integrity, and proper use of information resources. We strive to manage cybersecurity risks and protect sensitive information through various means and processes, including, but not limited to, the following: (i) an incident response team designated to assess, contain, and mitigate the potentially harmful effects of cybersecurity incidents, including developing a comprehensive plan outlining the appropriate steps of incident response and disciplinary measures to be implemented upon the occurrence of such incidents, (ii) access control protocols based on a “least privilege” principle, which allows user access only to the resources necessary to perform their respective function(s); (iii) network security monitoring, including firewalls, Intrusion Detection Systems (IDS) and other programs to monitor suspect activity on our network, (iii) regular updates to keep our software and systems current through the use of automated patching solutions, and monitor news sources, industry consortia, and vendors for updates and threat information, and (iv) periodic review of information security controls by internal and external staff, and regular training sessions on information security conducted for employees. addition, we work with third-party cybersecurity professionals to guide and support our cybersecurity management efforts.We have implemented information technology access control procedures to oversee and identify cybersecurity risks associated with our third-party service providers. For example, third-party access may be evaluated and approved by our chief digital officer on a case-by-case basis and granted strictly in accordance with the “least privilege” principle, after such third parties have undergone a background check or other due-diligence process. Any third-party service providers connecting to our network must demonstrate that they are capable of maintaining appropriate safeguards to comply with applicable cybersecurity laws and regulations.

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

Our management is committed to cybersecurity risk management. The head of our information technology department, who leads a dedicated cybersecurity team, is responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents related to our legacy IT system. He has over 18 years of experiences in in application, infrastructure, development, security and governance. He reports to our chief executive officer and provides timely and routine updates to the audit committee on any material cybersecurity incidents.

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

Item 18. Financial Statements

The consolidated financial statements of AIFU Inc. and its subsidiaries and former consolidated VIEs are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, adopted on April 17, 2025 and effective on May 21, 2025
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F, filed with the Commission on April 28, 2025)
2.4*	Description of Securities
4.1	2007 Share Incentive Plan (as amended and restated effective December 18, 2008) (incorporated by reference to Exhibit 99.3 of our report on Form 6-K furnished to the Commission on December 22, 2008)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.3	Form of Director Agreement with Independent Directors of the Registrant (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F filed with the Commission on May 15, 2009)
4.5	2022 Share Incentive Plan (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F filed with the Commission on April 25, 2023)
4.6	2023 Share Incentive Plan (incorporated by reference to Exhibit 99.1 of our registration statement on Form S-8 filed with the Commission on March 12, 2024)
4.7*	Form of Securities Purchase Agreement By and Between AIFU Inc. and certain investors dated as of July 7, 2025 (incorporated by reference to Exhibit 99.2 of our Form 6-K filed with the Commission on July 7, 2025)
4.8*	Form of Warrant dated as of July 7, 2025 (incorporated by reference to Exhibit 99.3 of our Form 6-K filed with the Commission on July 7, 2025)
4.9*	Form of Share Subscription Agreement made between AIFU Inc. and Expansion Group Ltd dated as of November 7, 2025 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Commission on November 13, 2025)
4.10*	Form of Transaction Agreement made between AIFU Inc. and YS Management Company Limited and Ethereal Group Ltd dated December 12, 2025 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Commission on December 12, 2025)

8.1*	Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Commission on October 10, 2007)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F filed with the Commission on April 25, 2025)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Hai Run Law Firm
15.3*	Consent of Enrome LLP
15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.5	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission, dated January 23, 2025 (incorporated by reference to Exhibit 16.1 of our Form 6-K filed with the Commission on January 23, 2025)
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F filed with the Commission on April 29, 2024)
101*	Financial information from Registrant for the year ended December 31, 2025 formatted in Inline eXtensible Business Reporting Language (iXBRL):
(i) Consolidated Balance Sheets as of December 31, 2024 and 2025;
(ii) Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss) for the Years Ended December 31, 2023, 2024 and 2025;
(iii) Consolidated Statements of Shareholder’s Equity for the Years Ended December 31, 2023, 2024 and 2025;
(iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2024 and 2025;
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

Date: April 28, 2026

AIFU INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of AIFU Inc. (formally known as “AIX Inc.” and “Fanhua Inc.”)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of AIFU Inc. (formally known as “AIX Inc.” and “Fanhua Inc.”) (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024 and 2025, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows, for the years ended December 31, 2024 and 2025, and the related notes and schedule I (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2025, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2026, expressed an unqualified opinion on the Group’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(u) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside of the People’s Republic of China.

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

April 28, 2026

We have served as the Group’s auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of AIFU Inc.

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 4, the adoption of ASU 2023-09 discussed in Note 17, the reverse stock split discussed in Note 18 and the change in the composition of reportable segments and the adoption of ASU 2023-07 discussed in Note 25 to the consolidated financial statements, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes and schedule I (collectively referred to as the “financial statements”) of AIFU Inc. (formerly known as “AIX Inc.” and “Fanhua Inc.”) and its subsidiaries (the “Company”) (the 2023 financial statements before the effects of the retrospective adjustments discussed in Note 4, Note 17, Note 18 and Note 25 to the financial statements are not presented herein). In our opinion, the 2023 financial statements, before the effects of the retrospective adjustments discussed in Note 4, Note 17, Note 18 and Note 25 to the financial statements, present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations discussed in Note 4, the adoption of ASU 2023-09 discussed in Note 17, the reverse stock split discussed in Note 18 and the change in the composition of reportable segments and the adoption of ASU 2023-07 discussed in Note 25 to the consolidated financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by the successor auditor.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

April 29, 2024

We began serving as the Company’s auditor in 2021. In 2024, we became the predecessor auditor.

AIFU INC.

Consolidated Balance Sheets

(In thousands, except for shares and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(u)
ASSETS:
Current assets:
Cash and cash equivalents	106,023	31,095	4,447
Restricted cash	34,601	3,102	444
Securities available for sale, at fair value	563,436	2,450	350
Equity securities, at fair value	—	2,746	393
Accounts receivable, net of allowances of RMB1,186 and RMB1,858 as of December 31, 2024 and 2025, respectively	95,138	65,533	9,371
Contract assets, net of allowances of nil and RMB164 as of December 31, 2024 and 2025, respectively	260,368	182,453	26,090
Other receivables, net	708,623	288,339	41,232
Amounts due from a related party	—	13,252	1,895
Other current assets	23,402	14,809	2,118
Current assets related to discontinued operation	248,104	—	—
Total current assets	2,039,695	603,779	86,340

Non-current assets:
Restricted bank deposit – non-current	16,541	16,059	2,296
Contract assets - non-current, net of allowances of nil and 509 as of December 31, 2024 and 2025, respectively	693,638	565,418	80,854
Property, plant, and equipment, net	71,011	62,876	8,991
Deferred tax assets	9,976	8,902	1,273
Investments in affiliates	1,004,683	—	—
Other non-current assets	225,498	237,475	33,959
Right-of-use assets	60,850	33,589	4,803
Non-current assets related to discontinued operation	29,122	—	—
Total non-current assets	2,111,319	924,319	132,176
Total assets	4,151,014	1,528,098	218,516

AIFU INC.

Consolidated Balance Sheets

(In thousands, except for shares and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(u)
LIABILITIES AND EQUITY:
Current liabilities:
Short-term loans	134,976	56,000	8,008
Accounts payable	113,265	81,089	11,596
Accrued commissions	128,314	90,076	12,881
Insurance premium payables	312	6	1
Other payables and accrued expenses	177,083	184,722	26,415
Accrued payroll	19,167	17,940	2,565
Income taxes payable	63,325	67,020	9,584
Operating lease liabilities	30,054	15,308	2,189
Current liability related to discontinued operation	150,380	—	—
Total current liabilities	816,876	512,161	73,239

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(u)
Non-current liabilities:
Accrued commissions	387,540	316,419	45,247
Tax liabilities	25,701	25,701	3,675
Deferred tax liabilities	216,115	187,218	26,772
Operating lease liabilities	27,918	15,463	2,211
Other non-current liabilities	33,374	—	—
Non-current liabilities related to discontinued operation	13,035	—	—
Total non-current liabilities	703,683	544,801	77,905
Total liabilities	1,520,559	1,056,962	151,144
Commitments and contingencies
Shareholders’ Equity:
Class A Ordinary shares (US$0.4 par value; 8,000,000,000 shares authorized, 2,898,349 shares issued and 2,898,349 shares outstanding as of December 31, 2024；8,000,000,000 shares authorized, 13,435,271 shares issued and 13,435,271 shares outstanding as of December 31, 2025)*	8,678	38,877	5,560
Class B Ordinary shares (US$0.4 par value; 5,000,000 shares authorized, no shares issued and outstanding as of December 31, 2024; 7,500,000 shares authorized, 7,500,000 shares issued and 7,500,000 shares outstanding as of December 31, 2025)*	—	21,373	3,056
Treasury stock	(197)	—	—
Additional paid-in capital	192,760	401,928	57,475
Statutory reserves	593,691	343,026	49,052
Retained earnings (accumulated deficit)	1,789,250	(235,471)	(33,672)
Accumulated other comprehensive loss	(37,666)	(91,213)	(13,043)
Total AIFU INC. shareholders’ equity	2,546,516	478,520	68,428
Non-controlling interests	83,939	(7,384)	(1,056)
Total shareholders’ equity	2,630,455	471,136	67,372
Total liabilities and shareholders’ equity	4,151,014	1,528,098	218,516

*	Retrospectively restated for the 1-for-400 reverse share split effected on May 21, 2025.

The accompanying notes are an integral part of the consolidated financial statements.

AIFU INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(In thousands, except for shares and per share data)

	Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(u)
Net revenues:
Agency	2,760,448	1,331,778	556,567	79,588
Life insurance business	2,593,803	1,186,462	515,557	73,724
Non-life insurance business	166,645	145,316	41,010	5,864
Total net revenues	2,760,448	1,331,778	556,567	79,588
Operating costs and expenses:
Agency	(1,868,672)	(799,781)	(282,300)	(40,369)
Life insurance business	(1,749,475)	(693,065)	(258,784)	(37,006)
Non-Life insurance business	(119,197)	(106,716)	(23,516)	(3,363)
Total operating costs	(1,868,672)	(799,781)	(282,300)	(40,369)
Selling expenses	(151,830)	(104,294)	(60,655)	(8,674)
General and administrative expenses	(563,473)	(470,700)	(252,669)	(36,131)
Impairment loss	—	(404,121)	—	—
Total operating costs and expenses	(2,583,975)	(1,778,896)	(595,624)	(85,174)
Income (Loss) from operations	176,473	(447,118)	(39,057)	(5,586)
Other income, net:
Gains (Losses) from fair value change	102,867	(78,499)	(24,976)	(3,572)
Investment income related to the realized gain on short term investments	48,250	42,288	39,483	5,646
(Losses) Gains from disposal of subsidiaries	(2,904)	897,306	(116,605)	(16,674)
Interest income, net	15,005	15,092	30,207	4,320
Financial cost	(10,055)	(3,315)	(3,710)	(531)
Provision for credit losses	(6,477)	(47,147)	(1,560,128)	(223,094)
Impairment loss on financial assets	—	—	(610,631)	(87,319)
Others, net	25,608	22,701	12,171	1,740
Income (Loss) before income taxes, share of income and impairment of affiliates, net	348,767	401,308	(2,273,246)	(325,070)
Income tax expense	(59,206)	(91,954)	(4,020)	(575)
Share of income of affiliates, net of impairment	(1,317)	(5,052)	—	—
Net income (loss) from continuing operations	288,244	304,302	(2,277,266)	(325,645)
Net income from discontinued operations, net of tax	855	5,172	3,230	462
Net income (loss)	289,099	309,474	(2,274,036)	(325,183)
Less: Net (loss) income attributable to the non-controlling interests	8,622	(145,486)	1,350	193
Continuing operations	4,773	(148,720)	1,350	193
Discontinued operations	3,849	3,234	—	—
Net income (loss) attributable to the shareholders of the Company	280,477	454,960	(2,275,386)	(325,376)
Continuing operations	283,471	453,022	(2,278,616)	(325,838)
Discontinued operations	(2,994)	1,938	3,230	462

AIFU INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(In thousands, except for shares and per share data)

	Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(u)
Net income (loss) per share attributable to ordinary shareholders of the Company- Basic *:
Continuing operations	105.54	169.88	(224.87)	(32.16)
Discontinued operations	(1.11)	0.73	0.32	0.05
Net income (loss) per share attributable to ordinary shareholders of the Company- Diluted *:
Continuing operations	105.31	169.27	(224.87)	(32.16)
Discontinued operations	(1.11)	0.72	0.32	0.05

Shares used in calculating net income per share*:
Basic:	2,685,930	2,666,735	10,132,864	10,132,864
Diluted	2,691,850	2,676,371	10,132,864	10,132,864

Net income (loss)	289,099	309,474	(2,274,036)	(325,183)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	2,249	1,688	(19,985)	(2,858)
Unrealized net gains (loss) on available-for-sale investments	2,458	(11,418)	(33,562)	(4,799)
Total comprehensive income (loss)	293,806	299,744	(2,327,583)	(332,840)
Less: comprehensive income (loss) attributable to the non-controlling interests	8,622	(145,486)	1,350	193
Comprehensive income (loss) attributable to the Company’s shareholders	285,184	445,230	(2,328,933)	(333,033)

*	Retrospectively restated for the 1-for-400 reverse share split effected on May 2121, 2025.

The accompanying notes are an integral part of the consolidated financial statements.

AIFU INC.

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands, except for shares and per share data)

	Share Capital of Class A Ordinary Share		Additional	Treasury Stock			Retained Earnings	Accumulated Other	Non-	Total
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	(Accumulated Deficit)	Comprehensive Loss	controlling Interests	Shareholders’ Equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	2,685,770	8,091	461	3,623	(10)	559,520	1,087,984	(32,643)	107,928	1,731,331
Net income	—	—	—	—	—	—	280,477	—	8,622	289,099
Foreign currency translation	—	—	—	—	—	—	—	2,249	—	2,249
Ordinary shares issued for business combinations (Note 3)	211,554	584	208,906	—	—	—	—	—	169,771	379,261
Repurchase of ordinary shares from open market	—	—	(28,968)	26,322	(75)	—	—	—	—	(29,043)
Repurchase of ordinary shares from certain selling shareholder (Note 18)	—	—	(8,720)	8,979	(25)	—	—	—	—	(8,745)
Ordinary shares received upon disposal of a newly acquired subsidiary (Note 3 and Note 18)	—	—	(24,452)	22,768	(68)	—	—	—	(21,557)	(46,077)
Share-based compensation	—	—	17,095	—	—	—	—	—	—	17,095
Provision for statutory reserves	—	—	—	—	—	48,856	(48,856)	—	—	—
Unrealized net gain on available-for-sale investments	—	—	—	—	—	—	—	2,458	—	2,458
Acquisition of non-controlling interests of a subsidiary	—	—	(1,601)	—	—	—	—	—	1,491	(110)
Balance as of December 31, 2023	2,897,324	8,675	162,721	61,692	(178)	608,376	1,319,605	(27,936)	266,255	2,337,518

AIFU INC.

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands, except for shares and per share data)

	Share Capital of Class A Ordinary Share		Additional	Treasury Stock			Retained Earnings	Accumulated Other		Total
	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	(Accumulated Deficit)	Comprehensive Loss	Non-controlling Interests	Shareholders’ Equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	2,897,324	8,675	162,721	61,692	(178)	608,376	1,319,605	(27,936)	266,255	2,337,518
Net income (loss)	—	—	—	—	—	—	454,960	—	(145,486)	309,474
Foreign currency translation	—	—	—	—	—	—	—	1,688	—	1,688
Exercise of share options	525	2	74		—	—	—	—	—	76
Repurchase of ordinary shares from open market	—	—	(5,716)	6,386	(19)	—	—	—	—	(5,735)
Disposal of a subsidiary	—	—	(3,000)	—	—	(17,073)	17,073	—	(7,330)	(10,330)
Fair value changes	—	—	—	—	—	—	—	(11,418)	—	(11,418)
Share-based compensation	—	—	38,589	—	—	—	—	—	—	38,589
Provision for statutory reserves	—	—	—	—	—	2,388	(2,388)	—		-
Distribution of dividend	—	—	—	—	—	—	—	—	(29,500)	(29,500)
Issuance of Class A ordinary shares	500	1	92	—	—	—	—	—	—	93
Balance as of December 31, 2024	2,898,349	8,678	192,760	68,078	(197)	593,691	1,789,250	(37,666)	83,939	2,630,455

AIFU INC.

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands, except for shares and per share data)

	Share Capital				Additional	Treasury stock			Retained Earnings	Accumulated Other	Non-
	Number of Share*	Amounts	Number of Share	Amounts	Paid-in Capital	Number of Share	Amounts	Statutory Reserves	(Accumulated deficit)	Comprehensive Loss	controlling Interests	Total
	Class A	RMB’000	Class B	RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at December 31, 2024	2,898,349	8,678	—	—	192,760	68,078	(197)	593,691	1,789,250	(37,666)	83,939	2,630,455
Net (loss) income	—		—	—	—	—	—	—	(2,275,386)	—	1,350	(2,274,036)
Foreign currency translation	—		—	—	—	—	—	—	—	6,523	—	6,523
Share-based compensation	—		—	—	16,996	—	—	—	—	—	—	16,996
Provision for statutory reserves	—		—	—	—	—	—	(202,587)	202,587	—	—	—
Exercise of restricted share units	536,922	1,560	—	—	(1,757)	(68,078)	197	—	—	—	—	—
Disposal of subsidiaries	—		—	—	(3,399)	—	—	(48,078)	48,078	(26,508)	(92,673)	(122,580)
Subscriptions receivable for issuance of new shares	10,000,000	28,639	7,500,000	21,373	197,328	—	—	—	—	—	—	247,340
Fair value changes	—		—	—	—	—	—	—	—	(33,562)	—	(33,562)
Balance at December 31, 2025	13,435,271	38,877	7,500,000	21,373	401,928	—	—	343,026	(235,471)	(91,213)	(7,384)	471,136
Balance as of December 31, 2025 in US$	—	5,560	—	3,056	57,475	—	—	49,052	(33,672)	(13,043)	(1,056)	67,372

*	Retrospectively restated for the 1-for-400 reverse share split effected on May 21, 2025

The accompanying notes are an integral part of the consolidated financial statements.

AIFU INC.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(u)
Cash flows from operating activities:
Net income (loss)	289,099	309,474	(2,274,036)	(325,183)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation expense	16,192	12,516	5,326	761
Amortization of intangible assets	17,858	16,791	—	—
Non-cash operating lease expense	66,782	58,192	16,223	2,320
Loss on termination of operating lease	2,907	1,726	11,100	1,587
Allowance for credit losses on financial assets	24,647	43,650	1,561,435	223,282
Impairment loss on financial assets	—	—	610,631	87,319
Share-based compensation expenses	17,095	38,589	16,996	2,430
(Loss) Gain on disposal of property, plant and equipment	1,311	224	(6,618)	(947)
Property, plant and equipment written off	—	4,180	—	—
Change in fair value of equity investments	(96,217)	82,588	7,349	1,051
Derecognition of a contingent consideration	(6,650)	(4,088)	17,627	2,521
Investment income	(17,047)	(5,351)	(4,708)	(673)
Net loss (gain) on disposal of subsidiaries	2,904	(897,306)	113,376	16,213
Loss (gain) on disposal of investment in an associate	—	—	4,330	619
Share of loss of affiliates, net of impairment	1,317	10,252	—	—
Deferred taxes	14,544	111,498	(15,700)	(2,245)
Interest accrued for other receivables	(3,537)	(11,638)	(31,237)	(4,467)
Impairment of goodwill and intangible assets	—	404,121	—	—
Changes in operating assets and liabilities:
Accounts receivable	196,422	76,783	6,952	992
Contract assets	(327,419)	116,924	205,461	29,383
Insurance premium receivables	(16)	—	—	—
Other receivables	9,034	(272,392)	(211,449)	(30,237)
Other current assets	8,576	4,881	(4,463)	(638)
Other non-current assets	(4,933)	2,696	31,431	4,495
Accounts payable	(362,066)	(135,671)	(67,513)	(9,654)
Accrued commissions	364,026	(13,844)	(71,122)	(10,170)
Insurance premium payables	(1,637)	(7,596)	(305)	(44)
Other payables and accrued expenses	(2,115)	310,476	115,453	16,510
Accrued payroll	(8,799)	(30,299)	809	116
Income taxes payable	(29,947)	(24,071)	7,013	1,003
Lease liabilities	(68,265)	(55,709)	(27,266)	(3,899)
Tax liabilities	(2,279)	(4,744)	(33,368)	(4,772)
Net cash generated from (used in) operating activities	101,787	142,852	(16,273)	(2,327)

AIFU INC.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(u)
Cash flows from investing activities:
Purchase of short-term investments	(4,399,910)	(1,847,474)	(49,942)	(7,143)
Proceeds from disposal of short-term investments	4,226,001	2,150,410	84,714	12,114
Purchase of long-term investments	(135,462)	—	—	—
Purchase of property, plant and equipment	(12,996)	(8,450)	(3,338)	(477)
Proceeds from disposal of property, plant and equipment	3,047	3,117	13,697	1,959
Cash paid out for loan receivables from third parties	(160,000)	(824,800)	—	—
Cash received for loan receivables from third parties	229,000	141,000	—	—
Payment for business acquisitions, net of cash acquired	18,452	—	—	—
Proceeds as guarantee deposits from certain shareholders in business combinations	33,373	—	—	—
Payment as guarantee deposits to certain shareholders in business combinations	(33,373)	—	—	—
Disposal of subsidiaries, net of cash disposed		(50,393)	(143,172)	(20,473)
Loan to a related party	—	—	(15,482)	(2,214)
Loan from a related party	—	—	1,748	250
Cash received from disposal of an equity investment	—	—	354	51
Cash acquired on non-cash acquisitions	—	—	39	6
Others	(2,440)	—	—	—
Net cash used in investing activities	(234,308)	(436,590)	(111,382)	(15,927)
Cash flows from financing activities:
Proceeds from bank borrowings	182,301	134,976	74,000	10,582
Proceeds of issuance of ordinary shares	—	93	7,299	1,044
Repayment of bank and other borrowings	(62,789)	(164,300)	(152,976)	(21,875)
Dividend distributed to non-controlling interest	—	(29,500)	—	—
Proceeds on exercise of stock options	—	—	73	10
Capital contribution from non-controlling interests	7,330	—	—	—
Repurchase of ordinary shares from open market	(40,556)	(5,735)	—	—
Others	(110)	77	—	—
Net cash (used in) generated from financing activities	86,176	(64,389)	(71,604)	(10,239)
Net decrease in cash and cash equivalents, and restricted cash	(46,345)	(358,127)	(199,259)	(28,493)
Cash and cash equivalents and restricted cash at beginning of year	648,211	602,004	245,744	35,141
Effect of exchange rate changes on cash and cash equivalents	138	1,867	3,771	539
Cash and cash equivalents and restricted cash at the end of the year	602,004	245,744	50,256	7,187
Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents at the end of the year	521,538	192,117	31,095	4,447
Restricted cash at the end of the year	80,466	53,627	19,161	2,740
Total of cash and cash equivalents and restricted cash at the end of the year	602,004	245,744	50,256	7,187
Supplemental disclosure of cash flow information:
Income taxes paid	76,879	12,601	10,264	1,468
Interests paid	8,750	3,326	3,799	543
Supplemental disclosure of non-cash information:
Right-of-use assets obtained in exchange for lease liabilities	57,233	(1,872)	(699)	(100)
Acquisition of subsidiaries through issuing ordinary shares	(203,657)	—	—	—
Equity shares received as consideration of disposal of subsidiaries (Note3)	—	1,000,000	—	—

The accompanying notes are an integral part of the consolidated financial statements.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(1) Organization

(a)	History of the Company and Reorganization

AIFU Inc. (the “Company”) (formally known as “AIX Inc.” and “Fanhua Inc.”) was incorporated in the Cayman Islands on April 10, 2007 and listed on the Nasdaq on October 31, 2007. On October 31, 2024, the Company changed its name from Fanhua Inc. to AIX Inc. On April 17, 2025, the Company changed its name from AIX Inc. to AIFU Inc. The Company, its subsidiaries and the former consolidated variable interest entities (the “former VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in the provision of agency services in the People’s Republic of China (the “PRC”). It also offered insurance claims adjusting services until January 2025.

In January 2025, the Group disposed of 100% equity interests in Guangdong Meidiya Investment Co., Ltd. (“Meidiya”) to a third party for cash consideration of RMB30,240. Meidiya holds approximately 44.7% of the equity interests of Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. (“FHISLA”) and its subsidiaries (collectively referred to as the “Disposal Group”). The Disposed Group historically constituted the Group’s claims-adjusting segment, over which the Group exercised control through a series of act-in-concert arrangements. Accordingly, the Group deconsolidated the Disposed Group with effect from January 1, 2025 and no longer conducts any material operations in the claims-adjusting business.

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

On December 27, 2023, securities exchange agreements (the “Agreements”) were entered into by and among MAASE Inc. (“MAASE”, formerly known as “Highest Performances Holdings Inc.” and “Puyi Inc.”) and certain shareholders of the Company (the “Selling Shareholders”). Upon the terms and subject to the conditions of the Agreements, MAASE issued and allotted to the Selling Shareholders an aggregate of 284,113,314 MAASE ordinary shares (equivalent to 3,156,814 Class A ordinary shares giving effect to MAASE’s 1-for-90 reverse share split effective on June 20, 2025), and in exchange, the Selling Shareholders sold to MAASE an aggregate of 568,226,628 ordinary shares of the Company (equivalent to 1,420,567 Class A ordinary shares giving effect to the Company’s 1-for-400 reverse share split effective on May 21, 2025) that they beneficially owned (the “Transaction”). The transaction was closed on December 31, 2023. As a result, MAASE became the controlling shareholder of the Company, owning approximately 50.07% of the Company’s equity interests at that date.

Change in control in 2025

During the year ended December 31, 2025, the Group completed the following transactions: (i) on January 2,2025, issuance of 2,500,000 Class B ordinary shares (as adjusted for the 1-for-400 reverse share split effective May 21, 2025), of which 1,225,000 Class B ordinary shares to Infinew Limited and 1,275,000 Class B ordinary shares to MAASE Inc; (ii) on July 23, 2025, a private placement offering of 10,000,000 Class A ordinary shares; (ii) on January 2,2025, 2,500,000 Class B ordinary shares, of which 1,225,000 Class B ordinary shares to Infinew Limited and 1,275,000 Class B ordinary shares to MAASE Inc.and (ii) on December 22, 2025, issuance of 5,000,000 Class B ordinary shares to Expansion Group Ltd.

As a result of the Class B Share Issuance, Expansion Group Ltd acquired 23.88% of the Group’s equity interests and 65.49% of the Group’s voting power and became the new controlling shareholder. As a result of both transactions, MAASE’s shareholding was diluted to 7.85% and its voting power to 16.75%, and MAASE ceased to be a controlling shareholder.

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

Before December 27, 2024, in order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates certain of its businesses which are subject to restrictions in the PRC through PRC domestic companies, whose equity interests are held by certain individuals (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders. Management concluded that these PRC domestic companies are former consolidated VIEs of the Group, of which the Group is the primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. See Note 13 for details.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Group to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Group bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, estimates on variable renewal commissions for long-term life insurance products, allowance for credit losses, valuation and recognition of share-based compensation expenses, the useful lives of property, plant and equipment, impairment of long-lived assets, short term investment and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand and bank deposits , which have original maturities of three months or less, and that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates.

In its capacity as an insurance agent, the Group collects premiums from the insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in the consolidated balance sheets, “premiums” are receivables from the insureds of RMB131 and RMB3 as of December 31, 2024 and 2025, respectively. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term and reports such amounts as restricted cash in the consolidated balance sheets. Also, restricted cash balance includes the entrustment deposit received from the members of eHuzhu, an online mutual aid platform operated by the Group, which is to be used during the one-year operating cycle and is therefore classified as a current asset. The balance for entrustment deposit was RMB34,470 and nil as of December 31, 2024 and 2025, respectively, as the group disposed the subsidiary in first half of 2025. Further, restricted cash balance includes guarantee deposit required by the National Financial Regulatory Administration which replaces the China Banking and Insurance Regulatory Commission as the regulatory body since May 2023 in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations. Thus, the Group classified the balance for guarantee deposit as a non-current asset. The balance for guarantee was RMB16,541 and RMB19,158 as of December 31, 2024 and 2025, respectively.

(d)	Short Term Investments

All investments with original maturities less than twelve months or investments that are expected to be realized in cash during the next twelve months are classified as short-term investments. The Group accounts for short-term debt investments in accordance with ASC Topic 320, Investments – Debt Securities (“ASC 320”). The Group classifies the short-term investments in debt securities as held-to-maturity or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The Group evaluates each individual available-for-sale debt securities periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheets with corresponding adjustment in the consolidated statements of income (loss) and comprehensive income (loss). Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income (loss) as a component of shareholder’s equity. As of December 31, 2025, there were no investments held by the Group that had been in continuous unrealized loss position.

An impairment loss on short term investments of nil, nil and RMB485,631 was identified for the years ended December 31, 2023, 2024 and 2025, respectively.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(e)	Accounts Receivable and Contract Assets,net

Accounts receivable are recorded at the amount that the Group expects to collect and do not bear interest. Accounts receivables represent fees receivable on agency services primarily from insurance companies. For life insurance products, there is generally a 10 to 15 days hesitation period after an initial placement of a life insurance policy, during which the policyholder has a legal right to unconditionally cancel the effective policy. Contract assets are recorded when a long-term life insurance policy becomes effective, of which, the portion in relation to initial commissions earned is reclassified to accounts receivable upon the hesitation period expires; and the remaining portion arising from estimated renewal commissions will be reclassified to accounts receivable once the initial policy has been renewed and/or the Group has achieved certain renewal target in subsequent years within the renewal term of the policy. Accounts receivable are generally settled within 90 days since the initial recognition pursuant to the payment terms in the contract with customers, of which a minor portion relating to bonus earned based on annual performance condition is settled within one year.

The Group evaluates the collectability of its accounts receivable and contract assets based on a combination of factors. The Group generally does not require collateral on trade receivables and contract assets as the majority of the Group’s customers are large, well-established insurance companies. The allowance of credit losses for accounts receivable and contract assets is based upon the current expected credit losses (“CECL”) model by pooling accounts receivable and contract assets into various age buckets. The entire contract assets balance is included in the bucket of within 1 year. The expected credit loss rates applied range from 0.01% to 100%. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including relevant available information from internal and external sources, related to past events, historical credit loss experience, current and future economic events as well as other conditions that may be beyond the Group’s control. Credit loss expenses are assessed quarterly and included in general and administrative expense on the consolidated statements of income (loss) and comprehensive income (loss). Accounts receivable that are deemed uncollectible when all collection efforts have been exhausted are written off against the allowance for credit loss.

Accounts receivable and contract assets, net is analyzed as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable	96,324	67,391
Contract assets (See Note 2(q))	954,006	748,544
Allowance for expected credit losses	(1,186)	(2,531)
Accounts receivable and contract assets, net	1,049,144	813,404

The following table summarizes the movement of the Group’s allowance for expected credit losses of accounts receivable and contract assets:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	328	1,965	1,186
Current period provision for expected credit losses	1,674	1,392	1,345
Write-offs	(37)	(2,171)	—
Balance at the end of the year	1,965	1,186	2,531

(f)	Property, Plant and Equipment, net

Property, plant and equipment are stated at cost. Depreciation are calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

	Estimated useful lives (Years)	Estimated residual value
Building	20-36	0%
Office equipment, furniture and fixtures	3-5	0%-3%
Motor vehicles	4-10	0%-3%
Leasehold improvements	5	0%

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(f)	Property, Plant and Equipment, net (Continued)

Direct costs that are related to the construction of property, plant and equipment incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, plant and equipment items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2024 and 2025, construction in progress were primarily relating to the office buildings under construction.

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation expense recognized in the consolidated statements of income (loss) and comprehensive income(loss):

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Selling expenses	2,647	190	54
General and administrative expenses	10,114	10,256	5,272
Depreciation expense	12,761	10,446	5,326

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

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(g)	Business combinations and non-controlling interests (Continued)

The consideration for the Group’s business acquisitions may include future payments that are contingent upon the occurrence of a particular event or events. Contingent consideration also takes the form of a right of the Group to the returns of previously transferred assets or issued equity interests from the sellers of the acquired business. Both the rights and obligations for such contingent consideration returns and payments are recorded at fair value on the acquisition date. The Group’s contingent right to receive a return of some equity interests issued (i.e., contingently returnable shares) is recognized as an asset and measured at fair value. The Group’s obligation to pay contingent consideration is recognized and classified as a liability and measured at fair value. The contingent consideration rights and obligations are subsequently evaluated each reporting period with changes in fair value recognized as a gain or loss and recorded within change in the fair value of contingent assets and liabilities in the consolidated statements of income (loss) and comprehensive income (loss).

For the Group’s majority-owned subsidiaries and subsidiaries of former VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of income (loss) and comprehensive income (loss) includes the net income attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests on the Group’s consolidated balance sheets.

(h)	Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of purchase price over fair value of the identifiable net assets of businesses acquired in a business combination. Goodwill is not amortized and the Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles-Goodwill and Other: Goodwill (“ASC 350-20”), which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. The Group operated in two reporting units for the years ended December 31, 2023 and 2024. Starting from January 2025, the Group operated in one reporting units.

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

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined by using discounted cash flows. Discounted cash flows method is dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows. Based on this quantitative test in 2024, it was determined that the carrying amount of the insurance agency reporting unit exceeded its fair value and, therefore, the Group recorded an impairment loss on goodwill of RMB374,149 and nil for the years ended December 31, 2024 and 2025, respectively.

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

Estimated useful lives (Years)
Software	3
Non-compete agreements	5.8 - 6
Agent resources	2.8 - 3
Brokerage license	20

(i)	Investment in Affiliates

The Group uses the equity method of accounting for investments in which the Group has the ability to exercise significant influence but does not have the controlling ability.

On April 1, 2024, BWWS Limited (“BWW”), a wholly-owned subsidiary of the Group, disposed of its controlling financial interests in its majority-owned subsidiaries Brave Moon Limited (“BML”) and Avantech Solutions Limited (“Avantech”) to the minority shareholder through entering into a supplement joint venture agreement (the “Joint Venture Agreement”) to share the power with the other shareholder to jointly control the strategic operating, investing, and financing decisions over BML and Avantech. The Group accounted for the investments using the equity method and the fair value of the retained interests as of the date of joint control forms the basis for the initial measurement. The Group therefore recorded an investment loss of RMB79 in others, net in the consolidated statement of income and comprehensive income (loss) and derecognized the non-controlling interests in BML and Avantech which are not attributable, directly or indirectly, to the Group amounting to RMB6,438 in the consolidated statement of changes in shareholders’ equity for the year ended December 31, 2024. In May 2025, The Group disposed all its shares of BML and Avantech to the minority shareholder for a cash consideration of RMB354 and records disposal loss of RMB4,330.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(i)	Investment in Affiliates (Continued)

On November 27, 2024, the Group’s wholly owned subsidiary entered into transaction agreements with BGM to exchange its equity shares in Xinbao Investment and Fanhua RONS Technologies. At the completion of the transaction, the Group acquired 69,995,661 Class A ordinary shares of BGM, accounting for 72% of its equity interest and 3.4% of voting right.

On April 30, 2025, the Group transferred 53,466,331 Class A ordinary shares of BGM to third parties for US$106,900. Following the transaction, the Group no longer exerted significant influence over BGM and accounted for the remaining 16,635,752 Class A ordinary shares as non-current assets, measured at the fair value of the equity interests exchanged (see Note 3 for details).

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

The Group recorded an impairment of nil, RMB5,200 and nil during the years ended December 31, 2023, 2024 and 2025, respectively, in the consolidated statements of income (loss) and comprehensive income (loss).

Investment in debt securities with embedded features

As of December 31, 2024, the Group held a two-year-term debt security valued at RMB125,000 with a fixed return rate of 6% and an additional earning right contingently upon certain conditions met within the contract term. The Group considered the host contract as a debt security and classified the investment as a held-to-maturity security which is measured subsequently at amortized cost as the Group has the positive intent and ability to hold it to maturity. As of December 31, 2024, the debt security was recorded in other non-current assets, net of the consolidated balance sheets.

The Group evaluated the additional earning right as a derivative instrument that is “embedded” to the host contract in accordance with ASC 815. The Group considered the stated and implied substantive features of the contract as well as the economic characteristics and risks of the hybrid instrument and determined that the additional earning right be considered as an embedded derivative separated from the host contract and accounted it for as a derivative instrument. The Group classified the embedded derivative measured at fair value and change in fair value is charged through profit or loss. As of December 31, 2025, the fair value of the embedded derivative was immaterial.

The Group recorded impairment loss on investment in debt securities of nil, nil and RMB125,000 during the years ended December 31, 2023, 2024 and 2025, respectively, in the consolidated statements of income (loss) and comprehensive income(loss).

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(k)	Impairment of Long-Lived Assets

Property, plant, and equipment and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds the fair value of the asset. The Group recorded impairment on long-lived assets of nil,RMB39,307 and nil for the years ended December 31, 2023, 2024 and 2025.

(l)	Insurance Premium Payables

Insurance premium payables are insurance premiums collected on behalf of insurance companies but not yet remitted as of the balance sheet dates.

(m)	Treasury Shares

Treasury shares represent ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchased ordinary shares are recorded whereby the total par value of shares acquired is recorded as treasury stock and the difference between the par value and the amount of cash paid is recorded in additional paid-in capital. If additional paid-in capital is not available or is not sufficient, the remaining amount is to reduce retained earnings. Ordinary shares issued in business combinations through an exchange of equity interests that are subsequently returned to the Group are also accounted for treasury shares (see Note 3 “Acquisitions and disposal in 2023” for details).

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

The Group records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Group recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Group recognizes interest and penalties related to unrecognized tax benefits, if any, on the income tax expense line in the accompanying consolidated statement of income and comprehensive income (loss). Accrued interest or penalties are included on the other tax liabilities line in the consolidated balance sheets.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(o)	Share-based Compensation

All forms of share-based payments to employees and nonemployees, including restricted share units, stock options and stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of income (loss) and comprehensive income (loss). The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal to the portion of the grant-date value of the award that is vested at that date. For awards with both service and performance conditions, if each tranche has an independent performance condition for a specified period of service, the Group recognizes the compensation cost of each tranche as a separate award on a straight-line basis; if each tranche has performance conditions that are dependent of activities that occur in the prior service periods, the Group recognizes the compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The Group has made an accounting policy election to account for forfeitures when they occur for an award with only service conditions. For an award with a performance condition, the Group continues to assess at each reporting period whether it is probable that the performance condition will be achieved. No compensation cost is recognized for instruments that employees and nonemployees forfeit because a service condition or a performance condition is not satisfied.

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

As stipulated by the regulations of the PRC, the Group’s subsidiaries in the PRC participate in various defined contribution plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans other than the annual contributions described above. The contributions are charged to the consolidated statements of income (loss) and comprehensive income (loss) as they become payable in accordance with the rules of the above mentioned defined contribution plans.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(q)	Revenue Recognition

The Group’s revenue from contracts with insurance companies is derived principally from the provision of agency and claims adjusting services, and insurance companies are defined as the Group’s customers under ASC 606 “Revenue from Contracts with Customers” (“ASC 606”). The Group disaggregates its revenue from different types of service contracts with customers by principal service categories, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 25 for detailed disaggregated revenue information that is disclosed for each reportable segment.

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

Initial placement of an insurance policy

The Group recognizes agency revenue related P&C insurance products (which is short term in nature and related premiums are collected upfront) when an insurance policy becomes effective. The commission to be earned is required to be partially refunded contingently on policy cancellations. Based on its past experience, subsequent commission adjustments in connection with P&C insurance policy cancellations have been de minims to date, and are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of P&C insurance policies were 0.1%, 0.1% and 0.1% of the total commission and fee revenues during years ended December 31, 2023, 2024 and 2025, respectively.

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

In addition, for life insurance agency, the Group may receive a performance bonus from insurance companies as agreed and per contract provisions. Once the Group achieves a certain sales volume based on respective agency agreements, the bonus will become due. Performance bonus represents a form of variable consideration associated with certain sales volume, for which the Group earns commissions. The Group estimates the amount of consideration with a constraint applied that will be received in the coming year such that a significant reversal of revenue is not probable, and includes performance bonus as part of the transaction price. For the years ended December 31, 2023, 2024 and 2025, the Group recognized contingent performance bonus of RMB18,161, RMB108 and RMB31, respectively.

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

Insurance claims adjusting services revenue

For insurance claims adjusting services, performance obligations are considered met and revenue is recognized when the services are rendered and completed, at the time loss adjusting reports are confirmed being received by insurance companies. The Group does not accrue any service fee before the receipt of an insurance company’s acknowledgement of receiving the adjusting reports. Any subsequent adjustments in connection with discounts which have been de minims to date are recognized in revenue upon notification from the insurance companies. In January 2025, the Group divested its entire equity interest in Guangdong Meidiya Investment Co., Ltd. and its subsidiaries, which comprised the Group’s claims-adjusting segment. Since completion of the disposal, the Group has ceased providing claims adjusting services (see Note 3 for details)

Contract balances

The Group’s contract balances include accounts receivable and contract asset. The balances of accounts receivable as of December 31, 2024 and 2025 are all derived from contracts with customers.

The Group recognized revenues and correspondent contract assets derived from estimated renewal commissions for selling long-term life insurance products because it is entitled to payments of the subsequent renewal commissions which are contingent on future renewals of initial policies and/or the achievement of its performance target set forth in relation to future renewals other than the passage of time. Accordingly, the Group presented contract assets separately in the consolidated balance sheets which include both the amount derived from estimated renewal commissions and the amount of commissions in relation to policies that are still within the hesitation period by the year-end date. The contract assets balance will be reclassified to accounts receivable once the initial policies have been renewed and/or the Group has achieved certain renewal target in subsequent years within the renewal term of the policies, or upon the hesitation period expires.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(q)	Revenue Recognition (Continued)

Practical expedients and exemptions

The Group generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses in the consolidated statements of income (loss) and comprehensive income (loss), as the amortization period is less than one year and the Group has elected the practical expedient included in ASC 606.

The Group has applied the optional exemption provided by ASC 606 to not disclose the value of remaining performance obligations not yet satisfied as of period end for contracts with original expected duration of one year or less.

Value-added tax and surcharges

The Group presents revenue net of tax surcharges and value-added taxes incurred. The tax surcharges amounted to RMB11,643, RMB6,658 and RMB3,342 for the years ended December 31, 2023, 2024 and 2025, respectively.

Total value-added taxes paid by the Group during the years ended December 31, 2023, 2024 and 2025 amounted to RMB116,764, RMB62,794 and RMB47,497 respectively.

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

Measured at fair value on a recurring basis

As of December 31, 2024 and 2025, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	563,436	—	563,436	—
Investments – equity security recorded within other current assets	13,755	13,755	—	—
Contingent consideration	17,549	—	—	17,549

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	2,450	—	2,450	—
Investments – equity security recorded within other current assets and other non-current assets	239,565	2,746	—	236,819

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(r)	Fair Value of Financial Instruments (Continued)

Measured at fair value on a recurring basis

As of December 31, 2024 and 2025, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

The majority of debt security consists of investments in bank financial products, trust products and asset management plans that normally pay a prospective fixed rate of return. These investments are recorded at fair values on a recurring basis. The Group measured these investments at fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income (loss), at the balance sheet date. It is classified as Level 2 of the fair value hierarchy since fair value measurement at the reporting date is benchmarked against fair value of comparable investments. The Group identified credit-related impairment losses of nil, nil and RMB485,631 on trust products during the years ended December 31, 2023, 2024 and 2025, reflecting reduced liquidity and lower recovery expectations for the underlying assets.

The Group measures its equity investments with readily determinable fair value at its quoted price in active markets. There were no transfers into or out of Level 1 and Level 2 as of December 31, 2025.

Level 3 fair value of contingent consideration arising from business combination is determined using the Monte Caro simulation model and significant assumptions including the probability of achieving performance targets for each scenario and estimated share price during the specified period. For the years ended December 31, 2023and 2024, the Group recorded gains on changes in fair value of contingent consideration of RMB6,650 and 4,088, respectively and recorded losses on changes in fair value of contingent consideration of RMB17,627 for the years ended December 31, 2025.

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

Goodwill (Note 8) is measured at fair value on a nonrecurring basis, and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance of the acquired business, discount rate, etc. to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

Investments in affiliates (Note 10) are measured at fair value on a nonrecurring basis, and they are recorded at fair value only when there is other-than-temporary-impairment. The fair value of investment in an affiliate that is publicly listed is determined based on the market value of its share (Level 1) on the date such impairment is recorded.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(s)	Foreign Currencies

The functional currency of the Company is the United States dollar (“USD”). Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income(loss) or loss in the consolidated statements of income (loss) and comprehensive income (loss). The Group has chosen the Renminbi (“RMB”) as their reporting currency.

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

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB128,40 and RMB44,395 of cash and cash equivalents and restricted cash denominated in RMB as of December 31, 2024 and 2025, respectively.

(u)	Translation into USD

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers outside of China and were calculated at the rate of US$1.00 = RMB 6.9931, representing the noon buying rate in the City of New York for cable transfers of RMB on December 31, 2025, the last business day in fiscal year 2025, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

(v)	Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance. In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

In January 2025 the Group divested its entire equity interest in Guangdong Meidiya Investment Co., Ltd. and its subsidiaries, which comprised the Group’s claims-adjusting segment. Since completion of the disposal, the Group has ceased providing claims-adjusting services (see Note 4 for details). Consequently, as of December 31, 2025, the Group operated one segment: the insurance agency segment, which mainly consists of providing agency services for a wide range of life and non-life insurance products to individual clients.

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

Advertising costs are expensed as incurred. Advertising costs amounted to RMB19,852, RMB17,465 and RMB3,849 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Group determines whether a contract contains a lease at contract inception. A contract contains a lease if there is an identified asset and the Group has the right to control the use of the identified asset. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term in the consolidated statements of balance sheet at commencement date. As all of the leases do not have implicit rates available, the Group uses incremental borrowing rates based on the information available at lease commencement date in determining the present value of future payments. The incremental borrowing rates are estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased assets are located.

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

Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Group has made an accounting policy election to exempt leases with an initial term of 12 months or less without a purchase option that is likely to be exercised from being recognized on the balance sheet. Payments related to those leases continue to be recognized in the consolidated statement of income and comprehensive income(loss) on a straight-line basis over the lease term.

In addition, the Group does not have any related-party leases or sublease transactions.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(z)	Accumulated other comprehensive income(loss)

The Group presents comprehensive income (loss) in the consolidated statements of income (loss) and comprehensive income (loss) with net income in a continuous statement.

Accumulated other comprehensive income (loss) mainly represents foreign currency translation adjustments and changes in fair value of short term investments for the year.

(aa)	Government grants

Government grants primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The Group records such government subsidies as other income or reduction of expenses or cost of revenues when it has fulfilled all of its obligation related to the subsidy. The Group recognized RMB5,012, RMB2,974 and RMB591 in the years ended December 31, 2023, 2024 and 2025.

(ab)	Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures, which provides guidance on the disaggregation information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group has adopted ASU 2023-09 in 2025 retrospectively and updated the income tax disclosure in Note 17.

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards”. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group has adopted ASU 2024-01 in 2025 with no material impact on the consolidated financial statements.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(ac)	Recently accounting pronouncements issued not yet adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting comprehensive income(loss) (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. The Group is in the process of evaluating the impact of the new guidance. This ASU will likely result in the required additional disclosures being included in the Group’s consolidated financial statements, once adopted.

In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversion of Convertible Debt Instruments (“ASU 2024-04”), which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in Update 2020-06. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In February 2025, the FASB issued ASU 2025-02, Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122 (“ASU 2025-02”), amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121, Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for Its Platform Users, as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and is not expected to have an impact on the Group’s financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Group is currently evaluating the impact of this ASU on its financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3) Acquisitions and disposals

Acquisitions in 2025

In May of 2025, the Group, through its subsidiary acquired 100% equity interest in Qilinfu Capital (Shenzhen) Co., Ltd., a professional capital operation enterprise engaged in capital investment, asset management and related financial consulting services in Shenzhen, at a consideration of RMB7.8 million, which is equivalent to the net assets of the target company as of the acquisition date.

Disposal of subsidiaries in 2025

1)	Disposal of Fanhua Blueplus Health Management Co., Ltd. (“Blueplus”) and Shenzhen Dianlian Information Technology Co., Ltd. (“Dianlian”）

In February 2025, the group’s wholly-owned subsidiary transferred its 100% equity interests in Shenzhen Dianlian Information Technology Co., Ltd., the operator of eHuzhu mutual aid platform, to Fanhua Blueplus Health Management Co., Ltd. (“Blueplus”), another wholly-owned subsidiary of the Group. Immediately thereafter, the Group disposed of its 100% equity interest in Blueplus for a cash consideration of RMB3,030, which was based on its net asset value as of December 31, 2024. A loss on disposal of RMB30,210 was recognized, measured as the excess of consideration over the net book value at the time of disposal. This transaction is not considered a discontinued operation as it does not reflect a strategic change in the Group’s business.

2)	Disposal of Beijing Fanlian Investment Co., Ltd.

In June 2025, the group disposed of 100% equity interests in Beijing Fanlian Investment Co., Ltd.,for a cash consideration of RMB14,260. The Group recognized a loss of RMB6,441, which was determined by the excess of the sales consideration over the net book value of the subsidiaries at the time of disposal.

3）	Disposal of two agency companies

During the fiscal year ended December 31, 2025, the Group disposed two agency companies, separately to independent third parties. The total cash consideration amounted to RMB359, of which 359 was settled as of December 31, 2025. The Group recognized a loss of RMB79,954 on disposal of these subsidiaries, which was determined by the excess of the sales consideration over the net book value of the subsidiaries at the time of disposal. Since the disposal did not represent any strategic change of the Group’s operation, the disposal was not presented as discontinued operations.

As of respective closing date of each of these disposals in FY2025, the Group has completed the closing procedures of all the above transactions and has effectively transferred its control of these subsidiaries to the respective buyers.

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

2)	Disposal of Fanhua RONS (Beijing) Technology Co., Ltd (“RONS Technology”) and Shenzhen Xinbao Investment Management Co., Ltd. (“Xinbao Investment”) and its subsidiaries

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

Subsequently, on May 27, 2025, the Group transferred 53,466,331 Class A ordinary shares of BGM to third-party investment firms in exchange for an aggregate consideration of US$106,937, receivable in two equal installments within two years. Following this partial disposal, the Group’s shareholding in BGM fell to 16,635,752 Class A ordinary shares, accounting for 8.3% of its equity interest and 0.8%of voting right as of December 31, 2025. The Group accounted for the investments using the equity method on the fair value of equity share exchange out on December 31, 2024. Following the reduction in ownership and loss of significant influence, the remaining investment is classified as other non-current asset and measured at fair value considering the lock up period of 5 years and low liquidity of BGM.

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

The acquisition of Zhongrong was accounted for using the acquisition method of accounting, and the purchase price allocation was made based on the fair value of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair values of the assets acquired were determined using various valuation techniques, including cost approach and income approach. The fair value measurements were primarily based on significant inputs that are not directly observable in the market and are considered Level 3 under the fair value measurements and disclosure framework. Key assumptions include cash flow projections for Zhongrong and the discount rate applied to those cash flows as well as management’s assessment on probability of achieving required performance targets. The excess of the consideration transferred and the fair value of any non-controlling interests over the estimated fair values of the identifiable net assets acquired was recorded as goodwill. For goodwill reporting purposes, the operations and goodwill for Zhongrong are included in the agency segment as they are in similar businesses. Contingent consideration, included in other non-current asset in the consolidated balance sheets, is initially and subsequently measured with changes in fair value reflected in the consolidated statements of income (loss) and comprehensive income (loss). The Fair value of the non-controlling interest was estimated with reference to the purchase price per share as of the acquisition date.

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

The acquisition of Zhongji was accounted for using the acquisition method, and the purchase price allocation was based on the fair value of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair values of the assets acquired were determined using various valuation techniques, including cost approach and income approach. The fair value measurements were primarily based on significant inputs that are not directly observable in the market and are considered Level 3 under the fair value measurements and disclosure framework. Key assumptions include cash flow projections for Zhongji and the discount rate applied to those cash flows as well as management’s assessment on probability of achieving required performance targets. The excess of the consideration transferred and the fair value of any non-controlling interests over the estimated fair values of the identifiable net assets acquired was recorded as goodwill. For goodwill reporting purposes, the operations and goodwill for Zhongji are included in the agency segment as they are in similar businesses. Contingent consideration included in other non-current asset in the consolidated balance sheets is initially and subsequently measured with changes in fair value reflected in the consolidated statements of income (loss) and comprehensive income (loss). The Fair value of the non-controlling interest was estimated with reference to the purchase price per share as of the acquisition date.

The following is a summary of the fair value of the purchase price and the final allocation of the purchase price to the assets acquired and liabilities assumed:

RMB
Consideration transferred
Stock consideration	35,311
Contingent consideration	74
Total	35,385
Add: Non-controlling interests	33,998
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

The fair value of the purchase price was RMB21,987 as of the acquisition date which has been allocated based on the fair value of the assets acquired and liabilities assumed. RMB33,361 and RMB10,420 were allocated to goodwill and identified intangible assets, respectively. Contingent consideration is included in other non-current asset in the consolidated balance sheets is initially and subsequently measured with changes in fair value reflected in the consolidated statements of income (loss) and comprehensive income (loss). The result of operation has been consolidated by the Group from March 1, 2023 which is not material to the Group’s consolidated financial statements as a whole.

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

The Group acquired 100% equity interest in Puyi Family Office (Chengdu) Enterprises Management Consulting Co., Ltd., or Puyi Family Office (Chengdu) from MAASE for a nominal consideration on December 31, 2023. Puyi Family Office (Chengdu) primarily engages in family office business.

Pro forma results of operations for all the individually immaterial business combinations have not been presented because they are not material collectively to the reported results for the year ended December 31, 2023.

(4) Discontinued operations

Disposal of Meidiya and its subsidiaries

A disposal is categorized as a discontinued operation if the disposal group is a component of an entity or group of components that meets the held for sale criteria, is disposed of by sale or other than by sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results. The results of disposals that qualify as a discontinued operation are presented as such for all reporting periods presented. Results of discontinued operations include all revenues and expenses directly derived from such disposal group; general corporate overhead is not allocated to a discontinued operation. For disposals other than by sale, results of operations of a business would not be recorded as a discontinued operation until the period in which the business is actually disposed of other than by sale.

In January 2025, the Group disposed of 100% equity interests in Guangdong Meidiya Investment Co., Ltd. (“Meidiya”) to a third party for cash consideration of RMB 30,240. Meidiya holds approximately 44.7% of the equity interests of Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. (“FHISLA”) and its subsidiaries (collectively referred to as the “Disposal Group”). The Disposed Group historically constituted the Group’s claims-adjusting segment, over which the Group exercised control through a series of act-in-concert arrangements. As a result of the divesture, the Group deconsolidated the Disposed Group with effect from January 1, 2025 and no longer conducts any material operations in the claims-adjusting business. Concurrently, the act-in-concert arrangements among Meidiya and the other shareholders of FHISLA were mutually terminated by all parties effective February 1, 2025.

The Company’s sales of the Disposal Group represented a strategic business shift having a major effect on the Group’s operations and financial results. The results of operations for the Disposal Group are presented as discontinued operations on the consolidated statements of income (loss) and comprehensive loss, and assets and liabilities are reflected as “Assets and Liabilities of Discontinued Operations” on the consolidated balance sheets for all periods presented. Amounts for all periods discussed below reflect the results of operations, financial condition and cash flows from the Company’s continuing operations, unless otherwise noted.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(4) Discontinued operations (Continued)

On January 1, 2025, the Group calculated a loss resulting from such disposition as follows:

Reconciliation of the carrying amounts of the major classes of assets and liabilities from the discontinued operations in the consolidated balance sheets as of January 1, 2025 is as follow.

RMB
Consideration	30,240

As of
January 1,
2025
Assets	RMB
Cash and cash equivalents and restricted cash	88,579
Short term investments	52,025
Accounts receivable, net	75,763
Other receivables, net	24,073
Other current assets, net	9,211
Property, plant, and equipment, net	7,306
Other non-current assets, net	6,237
Right of use asset	14,032
Total assets	277,226

Liabilities
Other payable and accrued expenses	92,446
Accrued payroll	41,846
Income tax payable	10,104
Operating lease liabilities	13,538
Deferred tax liabilities	5,481
Total liabilities	163,415
Total net assets of the Disposal Group	113,811
Less: Non-controlling interests of the Disposal Group	(86,801)
Net assets of the Disposal Group contributable to the Group	27,010
Loss on disposal of the Disposal Group	3,230

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(4) Discontinued operations (Continued)

The assets and liabilities for discontinued operations of the Disposal Group comprised the following items as of December 31, 2023:

As of December 31,
2023
RMB
Current assets for discontinued operations
Cash and cash equivalents and restricted cash	76,888
Short term investments	54,547
Accounts receivable and contract assets, net	70,516
Other receivables, net	17,789
Other current assets, net	8,588
Total current assets	228,328
Non-current assets for discontinued operations
Restricted bank deposit - non-current	1,527
Property, plant, and equipment, net	8,822
Deferred tax assets	5,000
Other non-current assets, net	6,523
Right of use asset	13,629
Total non-current assets	35,501
Total assets	263,829
Current liabilities for discontinued operations
Other payable and accrued expenses	24,339
Accrued payroll	37,286
Current operating lease liabilities	6,209
Income tax payable	7,912
Total current liabilities	75,746
Non-current liabilities for discontinued operations
Non-current operating lease liability	6,463
Deferred tax liabilities	1,563
Other liabilities	4,505
Total non-current liabilities	12,531
Total liabilities	88,277
Total net assets of the Disposal Group	175,552

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(4) Discontinued operations (Continued)

The condensed cash flows of Disposal Group were as follows for the fiscal years ended December 31, 2023 and 2024:

	Years end December 31
	2023	2024
	RMB	RMB
Net cash generated from (used in) operating activities	30,963	(11,434)
Net cash (used in) generated from investing activities	(39,956)	454
Net cash generated from financing activities	—	22,818

Reconciliation of the major classes of losses from discontinued operations in the consolidated statements of income (loss) and comprehensive income (loss) for the fiscal years ended December 31, 2023 and 2024 is as follow:

	Years ended December 31,
	2023	2024
	RMB	RMB
Major classes of line items constituting pre-tax profit of discontinued operations
Net revenues	437,941	477,054
Operating costs	(276,744)	(313,085)
Selling expenses	(98,393)	(104,289)
General and administrative expenses	(43,452)	(48,405)
Investment income	856
Interest expense, net	(9,315)	(2,669)
Others, net	(9,842)	3,327
Gain from discontinued operations, before income tax	1,051	11,933
Income tax expense	(196)	(6,761)
Net income from discontinued operations	855	5,172
Significant non-cash operating items:
Depreciation and amortization	3,431	3,302
Loss (Gain) on disposal of property, plant and equipment	357	(283)
Significant investing activities:
Purchase of property, plant and equipment	(3,324)	(3,847)
Proceeds from disposal of property, plant and equipment	1,024	1,891

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(5) Other Receivables, net

Other receivables, net consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Advances to staff (i)	2,533	2,270
Rental deposits	8,134	5,439
Loan receivable to third parties (ii)	743,793	804,834
Consideration receivable from disposal of long-term investments(iii)	—	816,653
Receivables consideration from share issuance(iv)	—	234,688
Other	1,305	2,165
Less: Allowance for expected credit losses - other receivables	(47,142)	(1,577,710)
Other receivables, net	708,623	288,339
The following table summarizes the movement of the Group’s allowance for expected credit losses of other receivable:
Balance at the beginning of the year	3,028	47,142
Write-off	(1,469)	—
Current period allowance for expected credit losses	45,583	1,530,568
Balance at the end of the year	47,142	1,577,710

(i)	Amount represented advances to staffs or entrepreneurial agents of the Group for daily business operations, which are unsecured, interest-free and repayable on demand.

(ii)	Amount mainly represented 1) term-loan (matures in June 2025 with extension) to Sichuan Tianyi Real Estate Development Co., Ltd. (“Sichuan Tianyi”) of RMB65,000 and RMB25,000 as of December 31, 2024 and 2025 respectively, and corresponding interest receivable of RMB4,089 and RMB2,016 as of December 31, 2024 and 2025, respectively. The loan is guaranteed by the ultimate controlling owner of Sichuan Tianyi, whom is jointly liable, with the interest rate of 6% per annum; 2) term-loan (matured in 2025) to a third party company principally engaged in provision of education service of RMB670,300 and RMB670,300 as of December 31, 2024 and 2025, respectively, with the interest rate of 5% per annum, and corresponding interest receivable of RMB5,782 and RMB33,515 as of December 31, 2024 and 2025, respectively; 3) term-loan (matures in 2026) to a third party company of RMB12,000 as of December 31, 2025, with the interest rate of 3% per annum; and 4)) term-loan (matured in March 2026) to third parties of RMB40,000 as of December 31, 2025, with the interest rate of 5% per annum. Based on the Group’s evaluation of the collectibility of all term loan receivables, a full provision amounting to RMB 804,834 was accrued as at December 31, 2025.

(iii)

Amount as of December 31, 2025 primarily represented:1) the outstanding receivable of RMB47,630 from the divestiture of subsidiaries, of which RMB38,240 was settled in April 2026; 2) the receivable from third-party investment firms as the Group transferred 53,466,331 Class A ordinary shares of BGM to third-party investment firms in May 2025. The shares transfer consideration is to be settled in two equal installments within two years. Following the assessment on the recoverability of outstanding receivables, the Group recorded a provision of RMB 772,153 as of December 31, 2025.

(iv)	Amount mainly represented subscription consideration receivable in connection with the share issuance completed in 2025, which was fully settled in April 2026.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(6) Property, Plant and Equipment, net

Property, plant and equipment, net, is comprised of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Building	14,604	3,240
Office equipment, furniture and fixtures	118,145	109,767
Motor vehicles	5,275	4,163
Leasehold improvements	17,713	11,783
Total	155,737	128,953
Less: Accumulated depreciation	(138,366)	(119,717)
Construction in progress	53,640	53,640
	71,011	62,876

No impairment for property, plant and equipment was recorded for the years ended December 31, 2023, 2024 and 2025. The depreciation expenses was RMB12,761, RMB10,446 and RMB5,326 for the years ended December 31, 2023, 2024 and 2025, respectively.

(7) Other Current Assets

Other current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Prepaid operating costs and miscellaneous daily expenses	9,200	14,674
Equity investments with readily determinable fair value (i)	13,755	—
Other	447	135
	23,402	14,809

(i)	This amount mainly represents an equity investment of AIFU in Cheche Technology Inc. (“Cheche”), a Nasdaq-listed company. The Group measures the equity interests in Cheche at fair value and recorded a loss of RMB82,499 and RMB132 from fair value change in the consolidated statement of income (loss) and comprehensive income (loss) for the years ended December 31, 2024 and 2025, respectively.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(8) Goodwill, net

The gross amount of goodwill and accumulated impairment losses by reporting unit as of December 31, 2024 and 2025 are as follows:

	Agency segment	Total
	RMB	RMB
Gross as of December 31, 2024	374,149	374,149
Addition in 2025 (Note 3)	—	—
Disposal in 2025 (Note 3)	—	—
Accumulated impairment loss as of December 31, 2024	(374,149)	(374,149)
Net, as of December 31, 2024	—	—
Net, as of December 31, 2025	—	—

The Group performs annual goodwill impairment test at each year end. In 2024 annual test, the Group noted the underperformance of insurance agency business, mainly due to the impact of newly released industrial regulatory rules capping the commission rates charged by insurance intermediaries, and determined that it was more likely than not that there were indications of impairment for the reporting unit of Insurance Agency. The Group utilized the discounted cash flow model to estimate the fair value of the reporting unit and concluded that the carrying amount of Insurance Agency exceeded its fair value. As a result, an impairment loss on goodwill of RMB374,149 was recognized in the consolidated statement of income(loss) and comprehensive income (loss) for the year ended December 31, 2024.

No impairment loss was recognized in goodwill for the years ended December 31, 2023 and 2025.

(9) Intangible Assets, net

Intangible assets, net, are comprised of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Software	5,900	—
Non-compete agreements	9,773	—
Agent resources	35,929	—
Brokerage license	23,018	—
Sub-total	74,620	—
Disposal	(2,218)	—
Total	72,402	—
Less: Accumulated amortization	(33,094)	—
Less: Accumulated impairment loss	(39,308)	—
Intangible asset, net	—	—

In 2023, the Company acquired intangible assets amounting to RMB85,040 (of which RMB8,868 was subsequently disposed in 2023), in connection with business combinations, which were measured at fair value upon acquisition. In 2024, the Group disposed of an insurance brokerage license for RMB2,218. The license was owned by a majority-owned subsidiary in Hong Kong which was deconsolidated as the Group has lost its control over the subsidiary effective April 1, 2024 (see details in Note 2(i)). Details of intangible assets acquired in connection with business combinations and disposed are included in Note 3.

The Group performs annual intangible assets impairment test at each year end. In 2024 annual test, the Group noted the underperformance of acquired insurance agency business as compared to the projected results from acquisition, mainly due to the impact of newly released industrial regulatory rules capping the commission rates charged by insurance intermediaries, and determined that it was more likely than not that there were indications of impairment for the reporting unit of Insurance Agency. The Group utilized the discounted cash flow model to estimate the fair value of the intangible assets and concluded that the carrying amount of intangible assets exceeded its fair value. As a result, an impairment loss on intangible assets of RMB39,307 was recognized in the consolidated statements of income (loss) and comprehensive income (loss) for the year ended December 31, 2024.

Amortization expenses for intangible assets recognized for the years ended December 31, 2023, 2024 and 2025 were RMB17,858, RMB16,791 and nil, respectively. The intangible assets are impaired in full cost as of December 31, 2024 and no amortization expenses are expected in next year.

There were no impairment charges for intangible assets recorded for the years ended December 31, 2023 and 2025.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(10) Investments in Affiliates

As of December 31, 2024 and 2025, the Group’s investments in affiliates accounted for under the equity method were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
BGM (Note 2(i) and Note 3)	1,000,000	—
HK JVs (Note 2(i))	4,683	—
Total	1,004,683	—

(11) Other Non-Current Assets, net

Other non-current assets, net consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Equity investments without readily determinable fair value (Note 2(j))	20,491	236,819
Long-term hybrid instrument (Note 2(j))(i)	125,000	125,000
Amount due from a third party (ii)	31,709	33,063
Contingent considerations (Note 3)	17,549	—
Receivables from certain shareholders as guarantee deposit due to business combinations	33,374	—
Others	1,407	667
Less: Allowance for expected credit losses	(4,032)	(33,074)
Less: Impairment loss	—	(125,000)
	225,498	237,475

The following table summarizes the movement of the Group’s allowance for expected credit losses of other current assets:

	As of December 31,
	2024	2025
	RMB	RMB
Balance at the beginning of the year	2,930	4,032
Current period allowance for expected credit losses	1,102	29,042
Balance at the end of the year	4,032	33,074

(i)

Amount represented a two-year-term debt security valued at RMB125,000 with a fixed return rate of 6% and an additional earning right contingently upon certain conditions met within the contract term. The Group recorded impairment loss on investment in debt securities of RMB125,000 as of December 31, 2025 in the consolidated statements of income (loss) and comprehensive income(loss).

(ii)	Amount represented a term-loan (matures in September 2028) to a third party of RMB30,000 and corresponding interest receivable RMB3,063 as of December 31, 2025. The loan bears interest rate 4.5% per annum and is guaranteed by the ultimate controlling owner of the borrower, whom is jointly liable.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(12) Leases

The Group’s lease for office space includes only fixed rental payments with no variable lease payment terms. As of December 31, 2024 and 2025, there were no leases that have not yet commenced.

The following represents the aggregate ROU assets and related lease liabilities as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Operating lease ROU assets	60,850	33,589
Current operating lease liabilities	30,054	15,308
Non-current operating lease liabilities	27,918	15,463
Total operating lease liabilities	57,972	30,771

The weighted average lease term and discount rate as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025
Weighted average lease term:
Operating leases	2.09 years	2.66 years
Weighted average discount rate:
Operating leases	2.98%	2.88%

The components of lease expenses for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025
		RMB	RMB
Operating lease expense	66,782	58,192	16,223
Short term lease expense	4,697	4,253	7,283
Total	71,479	62,445	23,506

Maturities of lease liabilities at December 31, 2025:

Minimum Lease Payment
RMB
Years ending December 31:
2026	16,099
2027	8,876
2028	4,790
2029	2,368
Total remaining undiscounted lease payments	32,133
Less: Interest	1,362
Total present value of lease liabilities	30,771
Less: Current operating lease liabilities	15,308
Non-current operating lease liabilities	15,463

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(13) Variable Interest Entities (“VIEs”)

PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in value-added telecommunication services, and therefore prior to December 27, 2024, the Group operated the internet-based insurance distribution business through Xinbao Investment, and Fanhua RONS Technologies, which we refer to as the former consolidated VIEs in this annual report. There were historical contractual arrangements among (x) our wholly-owned PRC subsidiaries Fanhua Group Company and Fanlian Investment, (y) the former consolidated VIEs, and (z) the individual nominee shareholders of the former consolidated VIEs  (the “VIE Contractual Arrangements”). Our historical contractual agreements included:(i) technology consulting and service agreements and consulting and service agreements, which enabled us to receive all of the economic benefits of the former consolidated VIEs and their subsidiaries, (ii) loan agreements, powers of attorney and equity pledge agreements, which provided us with effective control over the former consolidated VIEs and their subsidiaries, and (iii) exclusive purchase option agreements, which provided us with the option to purchase all of the equity interests in the consolidated VIEs, and(iv) equity pledge agreements, in combination of the aforementioned loan agreements, we are able to control over the former consolidated VIEs and their subsidiaries. As a result of the Contractual Arrangements, we were able to direct the activities of and derive economic benefits from the former consolidated VIEs and were considered the primary beneficiary of the former consolidated VIEs for accounting purposes. Accordingly, we have consolidated the financial results of the former consolidated VIEs in our consolidated financial statements in accordance with U.S. GAAP prior to December 2024.

On December 27, 2024, the Group transferred all of the interests in Fanhua RONS Technologies, Xinbao Investment and its subsidiaries to BGM in exchange for 72% of BGM Group Ltd.’s issued and outstanding ordinary shares. The VIE Contractual Arrangements were subsequently terminated on December 27, 2024. As a result, Xinbao Investment and RONS Technologies have been deconsolidated from our consolidated financial statements since December 31, 2024.

Risks in relation to the Former VIE Arrangement

 In the opinion of the Company’s PRC legal counsel, (i) the ownership structure relating to the former consolidated VIEs of the Company did not violate the existing PRC laws and regulations; (ii) the Contractual Arrangements with the former consolidated VIEs and the individual shareholders were legal, valid and binding obligation of such party, and enforceable against such party in accordance with their respective terms; and (iii) the execution, delivery and performance of the former consolidated VIEs and their respective shareholders did not result in any violation of the provisions of the articles of association and business licenses of the former consolidated VIEs, and any violation of any current PRC laws and regulations.

As of December 31, 2025 and December 31, 2024, the Group had no total assets or total liabilities related to former VIE.

Summarized below is the information related to former VIEs, including net revenues, total operating costs and expenses, net income (loss) and cash flows after intercompany elimination are as follows:

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	122,880	123,593	—
Operating costs and expenses	100,957	92,617	—
Net (loss) income	(13,085)	20,870	—
Net cash generated from operating activities	3,754	1,618	—

As of December 31, 2023, there were no consolidated VIE assets that were collateral for the VIE’s obligations or were restricted solely to settle the VIEs’ obligations, other than aforementioned in the restricted cash as described in Note 2(c).

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

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(14) Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Business and other tax payables	63,935	49,428
Refundable deposits from employees and agents	17,777	17,577
Professional fees	13,453	782
Accrued expenses to third parties	12,826	37,471
Contributions from members of eHuzhu mutual aid program (Note 2(c))	32,915	—
Accrued compensation to staff layoff	20,648	12,132
Payable to third parties(i)	14,714	62,333
Others	815	4,999
Total	177,083	184,722

(i)	Amount represented payables to divested subsidiaries, which are non-interest-bearing, unsecured and due within one year.

(15) Short-term loans

Short-term loans and total outstanding balance as of December 31, 2024 and 2025 amounted to RMB134,976 and RMB56,000, respectively, which are RMB-denominated borrowings made by the Company’s subsidiaries from financial institutions in mainland China. The Group borrowed RMB134,976 and RMB74,000 one-year loans for its general working capital purposes in 2024 and 2025, respectively.

As of December 31, 2024 and 2025, the weighted average interest rates for the outstanding borrowings were approximately 3.50% and 3.5%, respectively, and the unused lines of credit for the short-term loans was RMB65,024 and nil, respectively.

(16) Employee Benefit Plans

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

For the years ended December 31, 2023, 2024 and 2025, the Group contributed and accrued RMB116,109, RMB47,669 and RMB26,150, respectively.

(17) Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

Subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. Under the two-tiered profits tax rates regime, the provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 8.25% for the years ended December 31, 2023, 2024 and 2025.

The Group’s subsidiaries and former VIEs incorporated in the PRC are subject to the PRC Enterprise Income Tax and a unified 25% enterprise income tax rate, except for certain entities that are entitled to preferential tax treatments.

Preferential EIT rates at 15% is available for qualified enterprises located in the western China regions in an industry sector encouraged by the PRC government. Fanhua Lianxing Insurance Sales Co., Ltd., the Group’s wholly-owned subsidiary, which is the holding entity of the Group’s life insurance operations, was entitled to a preferential tax rate of 15% for the years ended December 31, 2023 and 2024, respectively.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(17) Income Taxes (Continued)

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

One of the Group’s wholly-owned subsidiaries, CNinsure Holdings Limited, was determined by Hong Kong Taxation Bureau to be a Hong Kong resident enterprise since July 2018. The Hong Kong resident certificate was issued by the Hong Kong Inland Revenue Department valid till the year ending December 31, 2026. Accordingly, CNinsure Holdings Limited qualified as a Hong Kong resident and was entitled to enjoy a reduced tax rate of 5% for the dividends paid by PRC subsidiaries for the years ended December 31, 2023, 2024 and 2025 under Bulletin [2018] No. 9 (e.g. beneficial ownership, shareholding percentage and holding period).

The Group accounts for uncertain income tax positions by prescribing a minimum recognition threshold in the financial statements. The Group’s liabilities for unrecognized tax benefits were included in other tax liabilities. As of December 31, 2024 and 2025, the balance of unrecognized tax benefits is comprised of amounts mainly arising from gain on disposal of subsidiaries and certain transfer pricing arrangements.

The movements of unrecognized tax benefits are as follows:

RMB
Balance as of January 1, 2023	32,142
Change in unrecognized tax benefits	—
Decrease in tax positions	(2,279)
Balance as of December 31, 2023	29,863
Change in unrecognized tax benefits	—
Decrease in tax positions	(4,162)
Balance as of December 31, 2024	25,701
Decrease in tax positions	—
Balance as of December 31, 2025	25,701

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

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(17) Income Taxes (Continued)

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. During the current year, the Group reversed transfer pricing related uncertain tax position amounting to RMB25,701 when its statute of limitation expired in 2025.

Income tax expenses are comprised of the following:

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current tax expense	44,634	5,421	20,539
Deferred tax expense (benefit)	14,572	86,533	(16,519)
Income tax expense	59,206	91,954	4,020

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets:
Operating loss carryforward	78,810	357,343
Intangible assets, net	1,220	427
Less: valuation allowances	(70,054)	(348,868)
Total	9,976	8,902
Deferred tax liabilities:
Fair value adjustments in relation to short-term investments	101,642	91,066
Estimated profit arising from future renewal commissions	87,743	69,422
PRC dividend withholding taxes	26,730	26,730
Total	216,115	187,218

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided RMB70,054 and RMB348,868 valuation allowance for the years ended December 31, 2024 and 2025, respectively.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(17) Income Taxes (Continued)

The Group had total operating loss carry-forwards of RMB299,223 and RMB1,445,512 as of December 31, 2024 and 2025, respectively. As of December 31, 2025, all of the operating loss carry-forwards will expire in the years from 2026 to 2030. During the years ended December 31, 2023, 2024 and 2025, RMB44,091, RMB48,259 and RMB64,490, respectively, of tax loss carried forward has been expired and cancelled.

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
Income (loss) from continuing operations before income taxes, share of income (loss) of affiliates, net	348,767		401,308		(2,273,246)
Computed income tax expense at PRC EIT tax rate	87,192	25.0%	100,327	25.0%	(568,312)	25.0%
Expenses not deductible for tax purposes:
—Entertainment	2,417	0.7%	703	0.2%	793	(0.0)%
—Impairment on goodwill	—	—	93,537	23.3%	—	—
—Provision for expected credit losses on financial assets (i)	—	—	11,718	2.9%	543,537	(23.9)%
—Other	340	0.1%	1,434	0.4%	—	—
Effect of tax holidays on concessionary rates granted to PRC entities	(9,956)	(2.9)%	(507)	(0.1)%	—	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	4,110	1.2%	(135,440)	(33.7)%	16,764	(0.7)%
Change in valuation allowance	2,713	0.8%	15,645	3.9%	28,622	(1.3)%
Utilized of deferred income tax for dividend distribution	—	—	(2,500)	(0.6)%	—	—
Effect of non-taxable (income) loss (ii)	(25,709)	(7.4)%	29,969	7.5%	—	—
Unrecognized tax benefits arising from certain transfer pricing arrangements	(2,279)	(0.7)%	(4,162)	(1.0)%	—	—
Deferred income tax reverse	—	—	(18,800)	(4.7)%	(16,799)	0.7%
Other	378	0.1%	30	0.0%	(585)	0.0%
Income tax expense	59,206	17.0%	91,954	22.9%	4,020	(0.2)%

(1)	Provision for expected credit losses on financial assets for the year ended December 31,2025 is primarily relating to the expected credit losses of loan receivables,

(ii)	The effect of non-taxable income for the year ended December 31, 2023 is primarily relating to the non-taxable gains from changes in fair value of equity interests held by the Group. The effect of non-taxable loss for the year ended December 31, 2024 is primarily relating to the non-taxable loss from changes in fair value of equity interests held by the Group.

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately RMB9,956, RMB507 and nil for the years ended December 31, 2023, 2024 and 2025, respectively. Without such exemption, the Group’s basic net profit per share for the years ended December 31, 2023, 2024 and 2025 would have been decreased by RMB0.01, RMB0.00 and RMB0.00, and diluted net profit per share for the years ended December 31, 2023, 2024 and 2025 would have been decreased by RMB0.01, RMB0.00 and RMB0.00, respectively.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(17) Income Taxes (Continued)

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

Aggregate undistributed earnings of the Group’s subsidiaries and former VIEs in the PRC that are available for distribution to the Group of approximately RMB1,418,135 and RMB1,036,638 as of December 31, 2024 and 2025 respectively, are considered to be indefinitely reinvested. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred tax liability in respect of those undistributed earnings of approximately RMB70,907 and RMB51,832, respectively.

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

(18) Capital Structure

Shares Structure

The Company was incorporated in the Cayman Islands on April 10, 2007. The original authorized share capital was US$10,000,000 divided into 10,000,000,000 ordinary shares with a par value of $0.001 per share.

On October 31, 2024, the Company held an extraordinary general meeting (“EGM”) and obtained requisite shareholders’ approval to adopt a dual-class share structure. Under this structure, the authorized share capital was US$10,000,000 divided into (1) 8,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each and (2) 2,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each.

On April 17, 2025, the Company obtained requisite shareholders’ approval to implement a share consolidation, under which every four hundreds authorized issued and unissued shares of par value US$0.001 each were consolidated into one share with a par value of US$0.4 each, effective on May 21, 2025. Immediately following the completion of the Share Consolidation, on May 21, 2025, our authorized share capital was increased to US$4,000,000,000 divided into 10,000,000,000 ordinary shares comprising of (i) 8,000,000,000 Class A ordinary shares of a nominal or par value of US$0.4 each, and (ii) 2,000,000,000 Class B ordinary shares of a nominal or par value of US$0.4 each.

As of December 31, 2025, 13,435,271 Class A ordinary shares were issued and outstanding. Concurrently, 7,500,000 Class B ordinary shares were issued and outstanding. Unless indicated or the context otherwise requires, all number of ordinary shares in this report has been retrospectively adjusted for the reverse share split, as if such reverse share split occurred on the first day of the years presented.

Issuance of new shares

During 2025, the Company issued (i) 2,500,000 Class B ordinary shares, at a price of US$0.4 per share, for a total consideration of US$1,000, of which 1,225,000 Class B ordinary shares to Infinew Limited and 1,275,000 Class B ordinary shares to MAASE Inc., (ii) 10,000,000 Class A ordinary shares, par value US$0.4 per share, of the Company, at a price of $3.156 per share, for a total consideration of US$31,560, to certain investors in relation to a private placement, and (iii) 5,000,000 Class B ordinary shares, at a price of US$0.4 per share, for a total consideration of US$2,000 to Expansion Group Ltd.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(18) Capital Structure (Continued)

During 2024, the Company issued 500 Class A ordinary shares (as adjusted for the 1-for-400 reverse share split effective May 21, 2025) to shareholders on market price and 345,525 Class A ordinary shares (as adjusted for the 1-for-400 reverse share split effective May 21, 2025) for share option exercise, of which 345,000 Class A ordinary shares (as adjusted for the 1-for-400 reverse share split effective May 21, 2025) were repurchased on December 10, 2024.

During 2023, as disclosed in Note (3)(a), the Company issued 154,634 ordinary shares (as adjusted for the 1-for-400 reverse share split effective May 21, 2025) to the shareholders of Zhongrong to acquire 57.73% equity interests of Zhongrong in March 2023. The consideration, adjustable based on the achievement of certain performance targets in the next three years by Zhongrong, is subject to a lock-up period of three years and will be released from lock-up in two batches after 2025. On August 31, 2023, one of the selling shareholders who previously sold 1.56% equity interests in Zhongrong in exchange for 0.3% equity interests of the Group, entered into a supplemental agreement with the Group to modify the payment terms from ordinary shares of the Company to RMB11,513 in cash. As a result, 3,591,780 ordinary shares previously issued to the selling shareholder were repurchased by the Company in December 2023 which resulted in recognizing a loss of RMB3,043 in others, net in the consolidated statements of income (loss) and comprehensive income (loss) for the year ended December 31, 2023. The repurchased shares were included in treasury stock as of December 31, 2023.

As disclosed in Note (3)(b), the Company issued 34,152 ordinary shares (as adjusted for the 1-for-400 reverse share split effective May 21, 2025) to the shareholders of Zhongji to acquire 51% of the equity interests of Zhongji in March 2023. The consideration, adjustable based on the achievement of certain performance targets in the next three years by Zhongji, is subject to a lock-up period of three years and will be released from lock-up in two batches after 2025.

As stated in Note (3)(b), the Company issued 22,768 ordinary shares (as adjusted for the 1-for-400 reverse share split effective May 21, 2025) to the existing shareholder of Taiping to acquire 51% of the equity interests of Taiping in March 2023. As Taiping failed to meet certain performance targets, 22,768 (as adjusted for the 1-for-400 reverse share split) previously issued ordinary shares were repurchased by the Company and the Company surrendered the acquired 51% equity interests of Taiping, pursuant to a supplementary agreement entered on November 30, 2023. The repurchased shares were included in treasury stock as of December 31, 2023.

The Group accounts for the repurchased ordinary shares under the par value method and includes such treasury stock as a component of the shareholders’ equity.

Repurchase of ordinary shares

(i) During 2024, the Company repurchased an aggregate of 127,710 ADSs from the open market, representing 0.22% of the total shares outstanding as of December 31, 2024, at an average price of US$6.4 per ADS for a total amount of approximately RMB5,569, under the 2022 Share Buyback Program. The Company has also repurchased an aggregate of 345,000 Class A ordinary shares (as adjusted for the 1-for-400 reverse share split) at a price of US$38.4 per Class A ordinary shares on a post-share consolidation basis which was previously issued to certain employees for share option exercise on July 2, 2024. The repurchased price was equivalent to the exercise price of such share options.

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

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(19) Net Income/(loss) per Share

As of December 31, 2023, 2024 and 2025, there were nil, 28,315 and 35,000 employee share options or non-vested ordinary shares, respectively, which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net earnings per share in the periods presented, as their effects would have been anti-dilutive.

The computation of basic and diluted net income/(loss) per ordinary share is as follows:

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Basic:
Net income (loss) from continuing operations	288,244	304,302	(2,277,266)
Less: Net income (loss) attributable to the non-controlling interests	4,773	(148,720)	1,350
Net gain (loss) attributable to owners of the Company from continuing operations	283,471	453,022	(2,278,616)
Net gain from discontinued operations	855	5,172	3,230
Less: Net income attributable to the non-controlling interests	3,849	3,234	—
Net income attributable to the Company’s shareholders from discontinued operations	(2,994)	1,938	3,230
Weighted average number of ordinary shares outstanding*	2,685,930	2,666,735	10,132,864
Basic net income (loss) per ordinary share from continuing operations	105.54	169.88	(224.87)
Basic net income (loss) per ordinary share from discontinued operations	(1.11)	0.73	0.32

*	The weighted average number of ordinary shares outstanding excludes the number of ordinary shares issued in business combinations occurred in 2023 through an exchange of equity interests that are treated in the same manner as contingently issuable shares because the holders must return all or part if all necessary conditions have not been satisfied by the end of the period.

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Diluted:
Net income (loss) from continuing operations	288,244	304,302	(2,277,266)
Less: Net income (loss) attributable to the noncontrolling interests	4,773	(148,720)	1,350
Net income (loss) attributable to owners of the Company from continuing operations	283,471	453,022	(2,278,616)
Net gain (loss) from discontinued operations	855	5,172	3,230
Less: Net income attributable to the noncontrolling interests	3,849	3,234	—
Net income(loss) attributable to the Company’s shareholders from discontinued operations	(2,994)	1,938	3,230
Weighted average number of ordinary shares outstanding	2,685,930	2,666,735	10,132,864
Weighted average number of dilutive potential ordinary shares from share options and restricted share units	5,920	9,636	—
Total	2,691,850	2,676,371	10,132,864
Diluted net income (loss) per ordinary share from continuing operations	105.31	169.27	(224.87)
Diluted net income (loss) per ordinary share from discontinued operations	(1.11)	0.72	0.32

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(20) Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and former VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2024 and 2025. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and former VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and former VIEs.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. The accumulated amounts contributed to the statutory reserves were RMB593,691 and RMB343,026 as of December 31, 2024 and 2025, respectively.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and former VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of restricted net assets include paid in capital and statutory surplus reserve of the Company’s PRC subsidiaries and the net assets of the former VIEs in which the Company has no legal ownership, totaling RMB1,495,385 and RMB1,244,719 as of December 31, 2024 and 2025, respectively, which were not eligible to be distributed.

(21) Related-party Balances and Transactions

The principal related-party balances as of December 31, 2024 and 2025, and transactions for the years ended December 31, 2023, 2024 and 2025 are as follows:

Name of Related Party	Relationship to the Group
Maase Inc. (“MAASE”)	A shareholder of the Group (formerly known as “Puyi Inc.” and “Highest Performances Holdings Inc.”)
Chengdu Puyi Bohui Information Technology Co.,	Controlled by MAASE before September 30,2025
Puyi Enterprise Management Consulting Co., Ltd	Controlled by MAASE before September 30,2025

Related party transactions:

(i)	On December 28, 2020, the Group entered into a framework strategic partnership agreement, or, the “Agreement”, with Puyi Enterprise Management Consulting Co., Ltd (“Puyi Consulting”), which was controlled by MAASE. Pursuant to the Agreement, both parties, on the basis of full compliance with relevant regulatory and legal requirements will share customer and channel resources and explore collaboration opportunities on the provision of value-added asset management services to Chinese households, by leveraging both parties’ respective strength in insurance and financial services. For the year ended December 31, 2023, the Group incurred RMB1,590 commission cost to Puyi Consulting and the balance of account payable as of December 31, 2023 was nil. For the years ended December 31, 2024 and 2025, the Group incurred nil commission cost to Puyi Consulting and the balance of account payable as of December 31, 2024 and 2025 was nil. In order to diversify the Group’s services and product offerings, the Group provided referral services of publicly-raised and privately-raised fund products provided by MAASE’s clients, the Group referred MAASE’s financial advisors to their clients and MAASE’s financial advisors will be responsible for providing product information and handling purchasing procedures. For the year ended December 31, 2023, the Group incurred RMB530 referral service fee from MAASE and the balance of account receivable as of December 31, 2023 was nil. For the year ended December 31, 2024, the Group incurred RMB943 referral service fee from MAASE and the balance of account receivable as of December 31, 2024 was RMB173. For the year ended December 31, 2025, the Group incurred RMB413 referral service fee from MAASE and the balance of account receivable as of December 31, 2025 was nil.

(ii)	During 2025, the Group provided a loan of RMB15,481 to Maase Inc., of which RMB1,748 had been repaid and the outstanding receivables was RMB13,733 as at December 31, 2025.

(iii)	As disclosed in Note (3), in June 2025, the Group disposed of 100% equity interests in Beijing Fanlian Investment Co., Ltd. to Chengdu Puyi Bohui Information Technology Co., Ltd., for a cash consideration of RMB14,260.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(21) Related-party Balances and Transactions (Continued)

Related-party Balances:

	As of December 31,	As of December 31,
	2025	2025
Amount due from related parties	RMB	USD
Maase Inc.(i)	13,733	1,981
Less: Allowance for credit loss	(481)	(86)
Total	13,252	1,895

(i)	Amount represents unsecured, interest-free loans due from related parties, which are repayable in two years. The loans were provided to supplement MAASE’s working capital.

(22) Commitments and Contingencies

Lease commitments

The Group has entered into operating lease agreements for certain offices. Future minimum lease payments under non-cancellable operating leases with initial terms more than one year are included in Note 12.

As of December 31, 2025, the total future minimum lease payments under non-cancellable short-term leases, including the agreed property management fee, with respect to the office are payable as follows:

Lease Commitment
RMB
Within 1 year	3,450
2-5 years	3,187
Total	6,637

Contingencies

As of December 31, 2025, the Group may be involved in certain legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(23) Concentrations of Credit Risk

Concentration risks

Customers accounting for 10% or more of total net revenues excluding estimated renewal commissions are as follows:

	Years ended December 31,
	2023	% of sales	2024	% of sales	2025	% of sales
	RMB		RMB		RMB
Sinatay Life Insurance Co., Ltd. (“Sinatay”)	438,026	15.9%	177,868	12.8%	99,290	13.5%
Fanhua RONS Insurance Sales & Service Co., Ltd.	*	*	*	*	73,738	10.0%
Aeon Life Insurance Co., Ltd. (“Aeon”).	295,217	10.7	*	* %	*	*
Ping An Property & Casualty Insurance Company of China, Ltd. (“Ping An”)	*	*	175,205	12.6%	*	*
Ruizhong Life Insurance Co., Ltd.	*	*	*	*	*	*
Subtotal	733,243	25.6%	353,073	25.4%	173,028	23.5%

*	represented less than 10% of total net revenues for the year.

Customers which accounted for 10% or more of gross accounts receivable excluding estimated renewal commissions are as follows:

	As of December 31,
	2024	%	2025	%
Sinatay	29,567	30.7%	14,136	20.9%
Fanhua RONS Insurance Sales & Service Co., Ltd.	29,063	30.2%	12,247	18.1%
AVIVA-COFCO Life Insurance Co., Ltd.	*	*	9,795	14.5%
Ruizhong Life Insurance Co., Ltd.	10,291	10.7%	8,602	12.7%
Subtotal	68,921	71.6%	44,780	66.2%

*	represented less than 10% of accounts receivable as of the year end.

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents and short-term investments with financial institutions with low credit risk.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(24) Share-based Compensation

(a) 2022 Options

On August 12, 2022, the Group granted share options (“2022 Options”) to its independent directors to purchase up to 4,000,000 ordinary shares of the Group (equivalent to 10,000 Class A ordinary shares giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025). Pursuant to the option agreements entered into between the Group and the option grantees, the options vest over a four-year service period starting from the date of grant, with 30% (“Option D1”), 30% (“Option D2”), 20% (“Option D3”) and the remaining 20% (“Option D4”) of the options being vested on August 31 of each of the years starting from 2023 to 2026, respectively, subject to the continuous service of the option grantees. The 2022 Options expire no later than August 1, 2032, subject to earlier termination upon an optionee’s cessation of service. The 2022 Options had an exercise price of US$0.2305 (RMB1.64) (equivalent to US$92.2 (RMB672) per Class A ordinary shares giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025) and an intrinsic value of US$0.0020 (RMB0.01) (equivalent to US$0.80 (RMB4) per Class A ordinary shares giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025) per ordinary share on the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model.

For the year ended December 31, 2025, changes in the status of total outstanding options, were as follows:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value USD
Outstanding as of January 1, 2025	10,000	0.2305	4.19	—
Forfeited	(33)
Outstanding as of December 31, 2025	9,967	0.2305	3.19	—

As certain independent director resigned from the board during the year, with the board approval, the vesting of the options granted to such independent director has been accelerated on the date of resignation. Options to purchase 33 shares were forfeited for the year ended December 31, 2025. For the years ended December 31, 2024 and 2025, share-based compensation expenses of RMB2,409 and nil were recognized in connection with the 2022 Options, respectively. As of December 31, 2024 and 2025, unrecognized share-based compensation expense related to unvested share options granted to the independent directors totaled RMB312 and nil, respectively. As of December 31, 2025, unrecognized share-based compensation expense related to unvested share options granted to the independent directors was nil.

(b) Restricted Share Units (“RSUs”)

On August 16, 2023, the board of directors of the Group granted restricted share units of 536,990 ADSs (“RSUs”) to one of our former executive offices. Giving effect to the subsequent termination of AIFU’s ADS facility and its 1-for-400 reverse share split, the grant was adjusted to 26,850 RSUs, with each RSU representing the right to receive one post-consolidation Class A ordinary share. Pursuant to the agreement entered into between the Group and the grantee, the ADSs vest over a five-year service period starting from the date of grant, with 5,000 RSUs, 5,000 RSUs, 6,850 RSUs, 5,000 RSUs and the remaining 5,000 RSUs to be vested on June 30 of each of the years starting from 2024 to 2028, respectively, subject to the continuous service of the grantee. The fair value of the RSUs was measured as the grant-date market price of the Group’s stock at US$6.35/ADS (equivalent to US$127 per Class A ordinary shares giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025).

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(24) Share-based Compensation (Continued)

(b) Restricted Share Units (“RSUs”) (Continued)

On July 15, 2024, the board of directors of the Group granted an additional RSUs of 268,200 RSUs to the former executive office. Giving effect to the subsequent termination of AIFU’s ADS facility and its 1-for-400 reverse share split, the grant was adjusted to 13,410 RSUs, with each RSU representing the right to receive one post-consolidation Class A ordinary share. Pursuant to the agreement entered into between the Group and the grantee, the RSUs vest over a two-year service period starting from the date of grant. Upon resignation of this executive office in September 30, 2024, the board has approved that a total of RSUs of 40,000 post-split Class A ordinary shares will be immediately vested to him with a lock up period of 30 months and the remaining RSUs granted to him were forfeited. The fair value of the RSUs was measured as the grant-date market price of the Group’s stock at US$1.42/ADS (equivalent to US$28.4 per post-split Class A ordinary shares).

On November 17, 2024, the board of directors of the Group granted RSUs of 1,000,000 RSUs to the new chair of the board. Giving effect to the subsequent ADR facility termination and 1-for-400 reverse share split, the grant was adjusted to 50,000 RSUs, with each RSU representing a right to receive one post-split Class A ordinary share. Pursuant to the agreement entered into between the Group and the grantee, the RSUs shall vest over a three-year service period starting from the date of grant, with 30%, 30% and 40% to vest on grant date of each of the years starting from 2025 to 2027, respectively, subject to the continuous service of the grantee. The fair value of the RSUs was measured as the grant-date market price of the Group’s stock at US$1.13/ADS (equivalent to US$22.6 per post-split Class A ordinary shares).

From February to April 2025, the board of the directors of the Group approved the grant of a total of 550,000 RSUs to certain departing management and employees as severance compensation, representing rights to receive 550,000 Class A ordinary shares. The RSUs were fully vested upon grant. The fair value was measured based on the grant-date market price of the Group’s stock.

A summary of the activity of the service-based RSUs for the year ended December 31, 2025 is presented as follows:

	Number of restricted shares	Weighted average grant-date fair value
		US$
Unvested as of January 1, 2024	26,850	—
Granted	63,410	30,220
Vested	(40,000)	—
Forfeited	(260)	—
Unvested as of December 31, 2024	50,000	—
Granted	550,000	3,351,000
Vested	(565,000)	—
Forfeited	—	—
Unvested as of December 31, 2025	35,000	—

The Group recorded share-based compensation expense of RMB25,329 and RMB26,796 in connection with the RSUs for the years ended December 31, 2024 and 2025, respectively. As of December 31, 2025, unrecognized share-based compensation expense related to RSUs granted to former executive officers and directors is RMB4,955, which is expected to be recognized over a weighted-average period of 1.9 years on a straight-line basis at an amount which at least equals the portion of the grant-date fair value of the RSUs that are vested at that date.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(24) Share-based Compensation (Continued)

(c) Million Dollar Round Table Options (“MDRT Options”)

2023 Million Dollar Round Table Options (“2023 MDRT Options”)

On February 6, 2023, the board of directors of the Group granted share options, or the 2023 MDRT Options, to its independent high-performing agents to purchase up to 13,680,000 ordinary shares of the Group (equivalent to 34,000 Class A ordinary shares giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025). Pursuant to the option agreements entered into between the Group and the option grantees, the options vest over a two-year service period starting from the date of grant, with 50% and the remaining 50% of the options being vested on March 31, 2024 and March 31, 2025, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. The 2023 MDRT Options expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. The 2023 MDRT Options had an exercise price of US$20.0 (RMB140.0) and an intrinsic value of US$125.0 (RMB888.0) per ordinary share on the date of grant giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025.

2024 Million Dollar Round Table Options1 (“2024 MDRT Options 1”)

On April 16, 2024, the board of directors of the Group granted share options to certain MDRT agents or the 2024 MDRT Option to purchase up to 18,088,000 ordinary shares of the Group (equivalent to 45,220 Class A ordinary shares giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025). Pursuant to the option agreements entered into between the Group and the option grantees, the options vest over a two-year service period starting from the date of grant, with 50% and the remaining 50% of the options being vested on March 31 of each of the years starting from 2025 to 2026, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. 2024 MDRT Option expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. 2024 MDRT Option has an exercise price of US$47.24 (RMB343.28) and an intrinsic value of US$20.0 (RMB148.0) per ordinary share on the date of grant giving effect to the Group’s 1-for-400 reverse share split effected on May 21, 2025.

2024 Million Dollar Round Table Options 2 (“2024 MDRT Options 2”)

During the year of 2024, the board of directors of the Group granted share options to certain newly recruited agents and sales team leaders to purchase up to 8,330,000 ordinary shares of the Group (equivalent to 20,825 Class A ordinary shares giving effect to the Group’s 1-for-400 reverse share split effected on May 21, 2025). Pursuant to the option agreements entered into between the Group and the option grantees, the options vest over a two-year service period starting from the date of grant, with 50% and the remaining 50% of the options to be vested on March 31 of each of the years starting from 2025 to 2026, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. 2024 MDRT Option expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. 2024 MDRT Option has an exercise price of US$20.0 (RMB145.36) and an intrinsic value with rang of US$28 (RMB192) to US$64 (RMB344) per ordinary share on the date of grant.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(24) Share-based Compensation (Continued)

(c) Million Dollar Round Table Options (“MDRT Options”) (Continued)

The Group used the binomial option pricing model in determining the fair value of the options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, dividend rate and risk-free interest rate. The assumptions used in determining the fair value of the MDRT Options on the grant date were as follows:

Assumptions	2023 MDRT	2024 MDRT 1	2024 MDRT 2
Expected dividend yield (Note i)	3.69%	3.22%	3.22%
Risk-free interest rates (Note ii)	3.88%	4.81%	4.44-4.81%
Expected volatility (Note iii)	51.41%	59.78%	59.78-60.61%
Expected life in years (Note iv)	4.49	3.29	3.1-3.29
Exercise multiple (Note v)	2.80	1.0	1.0
Fair value of options on grant date	US$115.84~US$119.88	US$33.36~US$33.56	US$28.44~US$48.16

(i)	Expected dividend yield:

The expected dividend yield was estimated by the Group based on its historical and future dividend policy.

(ii)	Risk-free interest rate:

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

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(24) Share-based Compensation (Continued)

(c) Million Dollar Round Table Options (“MDRT Options”) (Continued)

A summary of share options outstanding as of December 31, 2025, and activity during the year then ended, is presented below:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value USD
Outstanding as of January 1, 2024	28,250	20	3.59	3,192
Granted	66,045	38.2	3.19	1,778
Exercised	(525)	—	—	—
Forfeited	(25,099)	—	—	—
Outstanding as of December 31, 2024	68,671		2.59	57
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(36,776)	—	—	—
Outstanding as of December 31, 2025	31,895	36.12	1.59	57

For the years ended December 31, 2024, share-based compensation expense of RMB10,851 was recognized in connection with the MDRT Options. During the year ended December 31, 2025, as the performance conditions for the outstanding share options were not met, the remaining unvested MDRT Options were forfeited, leading to the reversal of related share-based compensation expense of RMB9,800 which had initially been recognized in fiscal year 2024. As of December 31, 2025, unrecognized share-based compensation expense related to unvested MDRT Options is nil.

(d) 2024 Share Option Grants

On February 2, 2024, share options were granted to certain employees of the Group and top agents to purchase 5,799,925 ADSs of MAASE as a supplement of salary and benefit packages. Pursuant to the share incentive program, the exercise price of these options was US$0.001 per MAASE’s ADS. The options were scheduled to vest over a one-year period starting from March 1, 2025, subject to the achievement of certain key performance indicators by the option holders and their continued service with the Group. The performance indicators were not met during the year of 2024 and all of the share options were forfeited. Share-based compensation expense was recognized in the first half of 2024 and reversed in the second half of 2024

On July 2, 2024, the board of directors of the Group granted share options to certain key employees (“2024 Option 4”) to purchase up to 138,000,000 ordinary shares of the Group. On July 14, 2024, Option 4 were fully exercised at an exercise price of US$0.096 per ordinary share with cash borrowed by the Grantees from the Group. As of December 4, 2024, all of the shares exercised under 2024 Option 4 have been repurchased by the Group at a price of US$0.096 per ordinary share and the loans to the Grantees for option exercise was fully repaid.

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(25) Segment Reporting

During the fiscal year December 31, 2025, the Group disposed of Meidiya and its subsidiaries including the operating entity of its former claims adjusting business, which constituted a discontinued operation. As the discontinued operation previously formed the claims adjusting reportable segment, the comparative segment information has been retrospectively revised to reflect continuing operations only. As of December 31, 2025, the Group operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for distributing life and non-life insurance products on behalf of insurance companies.Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The following table shows the Group’s operations by business segment for the years ended December 31, 2023, 2024 and 2025. Other represents revenue and expenses that are not allocated to reportable segments and corporate related items.

	For the year ended December 31, 2025
	Agency	Other	Consolidated	Consolidated
	RMB	RMB	RMB	USD
	(In thousands)
Total revenues	556,567	—	556,567	79,588
Operating costs and expenses:
Cost of revenues	(282,300)	—	(282,300)	(40,369)
Selling expenses	(60,655)	—	(60,655)	(8,674)
General and administrative expenses	(182,016)	(70,653)	(252,669)	(36,131)
Total operating costs and expenses	(524,971)	(70,653)	(595,624)	(85,174)
Operating profit (loss)	31,596	(70,653)	(39,057)	(5,586)
Loss from fair value change	—	(24,976)	(24,976)	(3,572)
Investment income	—	39,483	39,483	5,646
Gains from disposal of subsidiaries	(25,084)	(91,521)	(116,605)	(16,674)
Interest income	63	30,144	30,207	4,320
Financial cost	(3,686)	(24)	(3,710)	(531)
Others,net	13,960	(2,172,548)	(2,158,588)	(308,673)
Income (Loss) before income taxes	16,849	(2,290,095)	(2,273,246)	(325,070)
Income Tax expense	(1,063)	(2,957)	(4,020)	(575)
Net income (loss)	15,786	(2,293,052)	(2,277,266)	(325,645)
Less: net income (loss) attributable to non-controlling interests	1,350	—	1,350	193
Net income (loss) attributable to AIFU Inc.	14,436	(2,293,052)	(2,278,616)	(325,838)

	For the year ended December 31, 2024
	Agency	Other	Consolidated
	RMB	RMB	RMB
	(In thousands)
Total revenues	1,331,778	—	1,331,778
Operating costs and expenses:
Cost of revenues	(799,781)	—	(799,781)
Selling expenses	(86,372)	(17,922)	(104,294)
General and administrative expenses	(329,519)	(141,181)	(470,700)
Impairment loss	(404,121)	—	(404,121)
Total operating costs and expenses	(1,619,793)	(159,103)	(1,778,896)
Operating loss	(288,015)	(159,103)	(447,118)
Loss from fair value change	—	(78,499)	(78,499)
Investment income	42,288	—	42,288
Gains from disposal of subsidiaries	—	897,306	897,306
Interest income	2,144	12,948	15,092
Financial cost	(4,450)	1,135	(3,315)
Others,net	(136,875)	112,429	(24,446)
(Loss) Income before income taxes	(384,908)	786,216	401,308
Income tax expense	11,867	(103,821)	(91,954)
Share of loss of affiliates	—	(5,052)	(5,052)
Net (loss) income	(373,041)	677,343	304,302
Less: net loss attributable to non-controlling interests	(148,720)	—	(148,720)
Net (loss) income attributable to AIFU Inc.	(224,321)	677,343	453,022

AIFU INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(25) Segment Reporting (Continued)

	For the year ended December 31, 2023
	Agency	Other	Consolidated
	RMB	RMB	RMB
Net revenues:	(In thousands)
Total net revenues	2,760,448	—	2,760,448
Operating costs and expenses:
Total operating costs	(1,868,672)	—	(1,868,672)
Selling expenses	(131,934)	(19,896)	(151,830)
General and administrative expenses	(421,780)	(141,693)	(563,473)
Impairment loss	—	—	—
Total operating costs and expenses	(2,422,386)	(161,589)	(2,583,975)
Income (Loss) from operations	338,062	(161,589)	176,473
Other income, net:
Gains from fair value change	—	102,867	102,867
Investment income related to the realized gain on available-for-sale investments	7,221	41,029	48,250
Losses from disposal of subsidiaries	(2,904)	—	(2,904)
Interest income	1,448	13,557	15,005
Financial cost	(10,055)	—	(10,055)
Others, net	3,457	15,674	19,131
Income before income taxes, share of income and impairment of affiliates, net	337,229	11,538	348,767
Income tax expense	(57,086)	(2,120)	(59,206)
Share of income of affiliates, net of impairment	(1,317)	—	(1,317)
Net income	278,826	9,418	288,244
Less: net income attributable to the noncontrolling interests	4,773	—	4,773
Net income attributable to the Company’s shareholders	274,053	9,418	283,471

Substantially all of the Group’s revenues for the three years ended December 31, 2023, 2024 and 2025 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.

(26) Subsequent events

(i) On December 12, 2025, we entered into a transaction agreement with Nova Lumina Limited (“Nova”), and its existing shareholders, YS Management Company Limited (“YSM”) and Ethereal Group Ltd (“Ethereal”) (collectively the “Sellers”) to acquire 100% of the equity interest of Nova from the Sellers. The total consideration consists of 102,578,839 Class A ordinary shares of the Company (the “Consideration Shares”) and a cash payment of US$22,000, based on a purchase price of US$1.0 per share of the Company (the “Transaction”). 96,526,648 Class A ordinary shares and 6,052,191 Class A ordinary shares will be issued to YSM and Ethereal, respectively, with an additional cash payment of US$22,000 payable to Ethereal within 365 days after the closing of the Transaction. The Consideration Shares issued to YSM will be subject to a lock-up period of five years from the closing date. The share issuance has been completed on January 9, 2026.

AIFU INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

(In thousands, except for shares and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note2(u)
ASSETS:
Current assets:
Cash and cash equivalents	20,014	3,587	513
Short term investments	3,694	2,746	393
Other receivables and amounts due from subsidiaries and affiliates	454,830	549,975	78,645
Amounts due from related parties	—	13,044	1,865
Total current assets	478,538	569,352	81,416
Non-current assets:
Investment in subsidiaries	2,512,999	1,198,615	171,399
Investment in an affiliate	1,004,683	—	—
Other non-current asset	17,549	—	—
Total assets	4,013,769	1,767,967	252,815

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables and accrued expenses and amounts due to subsidiaries	1,467,253	1,289,447	184,387
Total liabilities	1,467,253	1,289,447	184,387
Ordinary shares (US$0.4 par value; 8,000,000,000 shares authorized, 2,898,308 shares issued and 2,830,230 shares outstanding as of December 31, 2024；8,000,000,000 shares authorized, 13,435,271 shares issued and 13,435,271 shares outstanding as of December 31, 2025)	8,678	60,250	8,616
Treasury Stock	(197)	—	—
Additional paid-in capital	192,760	401,928	57,475
Retained earnings	2,382,941	107,555	15,380
Accumulated other comprehensive loss	(37,666)	(91,213)	(13,043)
Total shareholders’ equity	2,546,516	478,520	68,428
Total liabilities and shareholders’ equity	4,013,769	1,767,967	252,815

AIFU INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Statements of Income and Comprehensive Income (Loss)

(In thousands)

	Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
General and administrative expenses	(11,018)	(34,232)	(30,462)	(4,356)
Selling expenses	(13,627)	(11,927)	9,800	1,401
Interest income	1,201	353	71	10
Others, net	17,009	13,028	(50,403)	(7,208)
Equity in earnings of subsidiaries and an affiliate	286,912	487,738	(2,204,392)	(315,224)
Net income attributable to the Company’s shareholders	280,477	454,960	(2,275,386)	(325,377)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,249	1,688	(19,985)	(2,858)
Unrealized net gain (loss) on available-for-sale investments	2,458	(11,418)	(33,562)	(4,799)
Comprehensive income(loss) attributable to the Company’s shareholders	285,184	445,230	(2,328,933)	(333,034)

AIFU INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY

 Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	280,477	454,960	(2,275,386)	(325,377)
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and an affiliate	(312,323)	(509,951)	2,238,238	320,065
Compensation expenses associated with stock options	17,095	38,589	16,996	2,430
Other non-cash adjustments	(22,569)	(4,088)	13,219	1,891
Changes in operating assets and liabilities:
Other receivables	(20)	18	—	—
Accrued payroll and other payables	820	(2,432)	(150)	(22)
Net cash used in operating activities	(36,520)	(22,904)	(7,083)	(1,013)
Cash flows from investing activities:
Changes in investment in subsidiaries and an affiliate	2,458	(11,418)	12,265	1,753
Advances to subsidiaries and affiliates	(10,005)	11,087	(13,044)	(1,865)
Purchase of short-term investments	—	(3,650)	(33,733)	(4,824)
Proceeds from disposal of subsidiaries	—	—	354	51
Proceeds from disposal of short-term investments	27,639	—	32,076	4,587
Others	—	44	—	—
Net cash generated from (used in) investing activities	20,092	(3,937)	(2,082)	(298)
Cash flows used in financing activities:
Proceeds on exercise of stock options	—	—	73	10
Repurchase of ordinary shares from open market	(29,044)	(5,735)	—	—
Proceeds from share issuances	—	93	7,299	1,044
Net cash (used in) generated from financing activities	(29,044)	(5,642)	7,372	1,054
Net decrease in cash and cash equivalents	(45,472)	(32,483)	(1,793)	(257)
Cash and cash equivalents and restricted cash at beginning of year	38,512	23,595	20,014	2,862
Effect of exchange rate changes on cash and cash equivalents	30,555	28,902	(14,634)	(2,092)
Cash and cash equivalents and restricted cash at end of the year	23,595	20,014	3,587	513

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

As of December 31, 2025, RMB1,244,719 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2023, 2024 and 2025.

As of December 31, 2025, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company except for those which have been separately disclosed in the consolidated financial statements, if any.

Basis of preparation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group as of December 31, 2024 and 2025 and the years ended 2023, 2024 and 2025.